Form 20-F
period 2017-12-31
ULTRAPAR HOLDINGS INC
filed 2018-04-09
CIK 1094972

As filed with the Securities and Exchange Commission on April 6, 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

The number of outstanding shares of each class as of December 31, 2017.

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	other ☐

Indicate by check mark which financial statement item the registrant has elected to follow:    Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

i

INTRODUCTION

Ultrapar is a Brazilian company with 80 years of history, with leading positions in the markets in which it operates: specialized distribution and retail through Ultragaz, Ipiranga and Extrafarma, production of specialty chemicals through Oxiteno and liquid bulk storage services through Ultracargo.

•	Ultragaz is the leader in LPG distribution in Brazil, which is one of the largest markets worldwide. Ultragaz had a 23.6% market share as of December 31, 2017 according to ANP and was one of the largest independent LPG distributors in the world in terms of volume sold. “Item 4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Ultragaz — Competition.” As of December 31, 2017, we delivered LPG to an estimated 11 million households through a network of approximately 5,800 independent retailers in the bottled segment and to approximately 54 thousand customers in the bulk segment.

•	Ipiranga is one of the largest fuel distributor in Brazil, with, as of December 31, 2017, servicing a network of 8,005 service stations and 20.3% market share as of December 31, 2017 according to ANP. See “Item 4.B. Information on the Company — Business Overview — Fuel Distribution — Ipiranga — Competition.”

•	Oxiteno is one of the largest producers of ethylene oxide and its main derivatives in Latin America, a major producer of specialty chemicals and the sole producer of fatty-alcohols and related by-products in Latin America, according to IHS Chemical. Oxiteno has twelve industrial units: six in Brazil, three in Mexico, one in the United States, one in Uruguay and one in Venezuela and commercial offices in Argentina, Belgium, China and Colombia.

•	Ultracargo has a leading position in its sector, being the largest provider of liquid bulk storage in Brazil in terms of number of terminals and storage capacity according to ABTL, with six terminals and a storage capacity of 696 thousand cubic meters as of December 31, 2017.

•	Extrafarma is one of the leading drugstore chains in the North and Northeast of Brazil according to ABRAFARMA, with 394 drugstores and 2 distribution centers as of December 31, 2017.

References in this annual report to “Ultrapar”, “we”, “our”, “us” and “the Company” are to Ultrapar Participações S.A. and its consolidated subsidiaries (unless the context otherwise requires). In addition, all references in this annual report to:

•	“ABIHPEC” are to Associação Brasileira da Indústria de Higiene Pessoal, Perfumaria e Cosméticos, the Brazilian association of personal care products;

•	“ABIQUIM” are to Associação Brasileira da Indústria Química, the Brazilian association of chemical industries;

•	“ABRAFARMA” are to Associação Brasileira de Redes de Farmácias e Drogarias, the Brazilian association of pharmacy and drugstore chains;

•	“ABTL” are to Associação Brasileira de Terminais de Líquidos, the Brazilian association of liquid bulk terminal operators;

•	“ADSs” are to our American Depositary Shares, each representing (i) one common share, with respect to any period on or after August 17, 2011; or (ii) one non-voting preferred share, with respect to any period prior to August 17, 2011;

•	“Ale” are to Alesat Combustíveis S.A.;

•	“am/pm” are to Ipiranga’s convenience stores franchise network that operate under the brand am/pm, managed by am/pm Comestíveis Ltda.;

•	“American Chemical” are to American Chemical I.C.S.A., a company that was acquired by Oxiteno in November 2012, currently Oxiteno Uruguay;

•	“ANFAVEA” are to Associação Nacional dos Fabricantes de Veículos Automotores, the Brazilian association of vehicle producers;

•	“ANP” are to the Agência Nacional do Petróleo, Gás Natural e Biocombustíveis, the Brazilian oil, natural gas and biofuels regulatory agency;

•	“ANVISA” are to the Agência Nacional de Vigilância Sanitária, the Brazilian health surveillance agency;

•	“Aqces” are to Aqces Logística Internacional Ltda.;

•	“Arch Andina” are to Arch Química Andina, C.A., a company that was acquired by Oxiteno in September 2007, currently Oxiteno Andina;

•	“ARLA” are to Automotive Liquid Reducing Agent;

•	“B3” are to the B3 S.A. — Brasil, Bolsa, Balcão, the São Paulo Stock Exchange;

•	“Braskem” are to Braskem S.A.;

•	“Brazil” are to the Federative Republic of Brazil;

•	“Brazilian Corporate Law” are to Law No. 6,404 enacted in December 1976, as amended by Law No. 9,457 enacted in May 1997, by Law No. 10,303 enacted in October 2001, by Law No. 11,638 enacted in December 2007, by Law No. 11,941 enacted in May 2009, and by Law No. 12,431 enacted in June 2011;

•	“Brazilian GAAP” are accounting practices adopted in Brazil that comprise the Brazilian Corporate Law and the Pronouncements, Guidelines and Interpretations issued by the Accounting Pronouncements Committee (“CPC”) and approved by the Federal Accounting Council (“CFC”) and the Brazilian Securities and Exchange Commission (“CVM”);

•	“Brazilian government” are to the federal government of the Federative Republic of Brazil;

•	“CADE” are to Conselho Administrativo de Defesa Econômica, the Brazilian Antitrust Authority;

•	“Canamex” are to the chemical business formerly owned by the Berci Group, a company that was acquired by Oxiteno in December 2003, currently Oxiteno Mexico;

•	“CBL” are to Chevron Brasil Ltda. (currently IPP), a former subsidiary of Chevron that, together with Galena, held Texaco;

•	“CBLSA” are to Chevron Brasil Lubrificantes S.A.;

•	“CBPI” are to Companhia Brasileira de Petróleo Ipiranga, a company that was merged into IPP in November 2009;

•	“CDI” are to the Brazilian money market interest rate (Certificados de Depósito Interbancário);

•	“Central Bank” are to the Banco Central do Brasil, the Brazilian central bank;

•	“Chevron” are to Chevron Latin America Marketing LLC and Chevron Amazonas LLC;

•	“Cia. Ultragaz” are to Companhia Ultragaz S.A.;

•	“Code” are to the U.S. Internal Revenue Code of 1986, as amended;

•	“ConectCar” are to ConectCar Soluções de Mobilidade Eletrônica S.A., a joint venture initially formed by Ipiranga and OTP (Odebrecht Transport S.A.), which started its operations in November 2012. In January 2016, Redecard S.A. acquired OTP’s interest in ConectCar;

•	“Conversion” are to the conversion of all preferred shares issued by the company into common shares, at a ratio of 1 (one) preferred share for 1 (one) common share, as approved at the extraordinary general shareholders’ meeting and the special preferred shareholders’ meeting, both held on June 28, 2011;

•	“CVM” are to Comissão de Valores Mobiliários, the Securities and Exchange Commission of Brazil;

•	“ICVM 527/12” are to CVM Instruction No. 527/12, issued by the CVM on October 4, 2012, which governs the voluntary disclosure by listed companies in Brazil of EBITDA — Earnings Before Interest, Taxes, Depreciation and Amortization, and EBIT— Earnings Before Interest and Taxes, for the results disclosed from January 1, 2013 onwards;

•	“Deposit Agreement” are to the Deposit Agreement between Ultrapar Participações S.A. and the Bank of New York Mellon, dated September 16, 1999, and all subsequent amendments thereto;

•	“DNP” are to Distribuidora Nacional de Petróleo Ltda., a company that was acquired by Ipiranga in October 2010 and was merged into IPP in February 2011;

•	“DPPI” are to Distribuidora de Produtos de Petróleo Ipiranga S.A., a company that was merged into CBPI in December 2008;

•	“EMCA” are to Empresa Carioca de Produtos Químicos S.A.;

•	“Extrafarma” are to Imifarma Produtos Farmacêuticos e Cosméticos S.A.;

•	“Extrafarma Transaction” are to the merger of Extrafarma with Ultrapar on January 31, 2014, as described in “Item 4.A. Information on the Company — History and Development of the Company — Extrafarma Transaction”;

•	“FGTS” are to Fundo de Garantia do Tempo de Serviço, the Brazilian government severance indemnity fund;

•	“Galena” are to Sociedade Anônima de Óleo Galena Signal, a former subsidiary of Chevron that, together with CBL, held Texaco;

•	“IAS” are to International Accounting Standard;

•	“IASB” are to International Accounting Standards Board;

•	“IFRS” are to International Financial Reporting Standards, as issued by IASB;

•	“IGP-M” are to General Index of Market Prices of Brazilian inflation, calculated by the Getulio Vargas Foundation;

•	“IMS Health” are to IMS Health Holdings, Inc.;

•	“IpiLubs” are to Ipiranga Lubrificantes S.A.;

•	“Ipiranga” are to Ultrapar’s subsidiaries that operate in the fuel distribution business and related activities;

•	“Ipiranga Group” are to RPR, DPPI, CBPI, Ipiranga Química S.A. (“IQ”), Ipiranga Petroquímica S.A. (“IPQ”), Companhia Petroquímica do Sul S.A. (“Copesul”) and their respective subsidiaries prior to their sale to Ultrapar, Petrobras and Braskem;

•	“Ipiranga Group SPA” are to the Share Purchase Agreement entered into and among Ultrapar, with the consent of Petrobras and Braskem, and the Key Shareholders on March 18, 2007;

•	“Ipiranga Group Transaction Agreements” are to agreements related to the acquisition of Ipiranga Group by Ultrapar, Petrobras and Braskem. Each Ipiranga Group Transaction Agreement is incorporated by reference to Exhibits 2.5, 2.6, 2.7, 4.4, 4.5, 4.6 and 4.7 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007;

•	“IPP” are to Ipiranga Produtos de Petróleo S.A., formerly CBL;

•	“IRS” are to U.S. Internal Revenue Service;

•	“ITL” are to Ipiranga Trading Limited;

•	“Key Shareholders” are to Ipiranga Group’s former controlling shareholders prior to the closing of the Ipiranga Group SPA;

•	“Latin America” are to countries in America other than the United States and Canada;

•	“Liquigás” are to Liquigás Distribuidora S.A.;

•	“LPG” are to liquefied petroleum gas;

•	“LPG International” are to LPG International Inc.;

•	“Northern Distribution Business” are to former CBPI’s fuel and lubricant distribution businesses located in the North, Northeast and Midwest regions of Brazil;

•	“Novo Mercado” are to Novo Mercado listing segment of B3;

•	“NYSE” are to the New York Stock Exchange;

•	“Oleoquímica” are to Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.;

•	“Oxiteno” are to Oxiteno S.A. – Indústria e Comércio, our wholly-owned subsidiary and its subsidiaries that produce ethylene oxide and its principal derivatives, fatty alcohols and other specialty chemicals;

•	“Oxiteno Andina” are to the business of Oxiteno carried out in Venezuela;

•	“Oxiteno Mexico” are to the business of Oxiteno carried out in Mexico;

•	“Oxiteno Nordeste” are to Oxiteno Nordeste S.A. Indústria e Comércio;

•	“Oxiteno Overseas” are to Oxiteno Overseas Co.;

•	“Oxiteno Uruguay” are to the business of Oxiteno carried out in Uruguay;

•	“Oxiteno USA” are to the business of Oxiteno carried out in the United States;

•	“Petrobras” are to Petrobras – Petróleo Brasileiro S.A.;

•	“Petrochemical Business” are to IQ, IPQ and IPQ’s stake in Copesul;

•	“PFIC” are to passive foreign investment company;

•	“PIS and COFINS taxes” are to Programa de Integração Social (Integration Program Taxes) and Contribuição para o Financiamento da Securidade Social (Contribution for the Financing of Social Security Taxes), respectively;

•	“Plural” formerly, Sindicom are to the Brazilian association of fuel distributors;

•	“Real”, “Reais” or “R$” are to Brazilian Reais, the official currency of Brazil;

•	“Repsol” are to Repsol Gás Brasil S.A., a company that was acquired by Ultragaz in October 2011 and was merged into Cia. Ultragaz in December 2012;

•	“RPR” are to Refinaria de Petróleo Riograndense S.A. (formerly Refinaria de Petróleo Ipiranga S.A.), a joint venture owned by Petrobras, Braskem and Ultrapar;

•	“SBP” are to Sociedade Brasileira de Participações Ltda., a company that was merged into IPP in August 2009;

•	“SEC” are to the U.S. Securities and Exchange Commission;

•	“Securities Act” are to the U.S. Securities Act of 1933, as amended;

•	“Selic” are to the Brazilian base interest rate;

•	“Serma” are to Associação dos Usuários de Equipamentos de Processamento de Dados e Serviços Correlatos, our wholly owned company, responsible for providing IT services to Ultrapar and its subsidiaries;

•	“Share Exchange” are to the exchanges of RPR’s, DPPI’s and CBPI’s preferred shares and any remaining common shares for Ultrapar’s preferred shares in connection with the acquisition of Ipiranga Group;

•	“Sindigás” are to the Brazilian association of LPG distributors;

•	“Sindusfarma” are to Sindicato da Indústria de Produtos Farmacêuticos no Estado de São Paulo, the Brazilian association of the industry of pharmaceutical products in the state of São Paulo;

•	“Southern Distribution Business” are to Ipiranga Group’s fuel and lubricant distribution businesses located in the South and Southeast regions of Brazil and their related activities;

•	“STF” are to Supremo Tribunal Federal, the Brazilian Supreme Federal Court;

•	“SUDENE” are to Superintendência do Desenvolvimento do Nordeste, the development agency of the Northeast of Brazil;

•	“Temmar” are to Terminal Marítimo do Maranhão S.A., a company that was acquired by Ultracargo in August 2012 and was merged into Tequimar in December 2013;

•	“Tequimar” are to Terminal Químico de Aratu S.A., Ultrapar’s subsidiary that operates in the liquid bulk storage segment;

•	“Texaco” are to the Texaco-branded fuels marketing business in Brazil, previously carried-out by CBL and Galena, companies that were acquired by Ipiranga in March 2009;

•	“Tropical” are to Tropical Transportes Ipiranga Ltda.;

•	“TRR” are to Retail Wholesale Resellers, specialized resellers in the fuel distribution;

•	“Ultra S.A.” are to Ultra S.A. Participações, a holding company owned by members of the founding family and senior management of Ultrapar. Ultra S.A. is the largest shareholder of Ultrapar, holding 22% of its total capital stock. Prior to the Conversion, Ultra S.A. owned 66% of the voting capital of Ultrapar;

•	“Ultracargo” are to Ultracargo Operações Logísticas e Participações Ltda., our wholly owned subsidiary and its subsidiaries that provide storage, handling and logistics services for liquid bulk cargo;

•	“Ultragaz” are to Ultrapar’s subsidiaries that operate in the distribution of LPG;

•	“Ultrapar International” are to Ultrapar International S.A.;

•	“União Terminais” are to União Terminais e Armazéns Gerais Ltda., a company that was merged into Tequimar in December 2008;

•	“União Vopak” are to União Vopak Armazéns Gerais Ltda., a joint venture in which Ultracargo has a 50% stake;

•	“Unipar” are to União das Indústrias Petroquímicas S.A.;

•	“U.S. Holder” has the meaning given in “Item 10. Additional Information — E. Taxation — U.S. Federal Income Tax Considerations”;

•	“US$”, “dollar”, “dollars” or “U.S. dollars” are to the United States dollar; and

•	“2014 Ultra S.A. Shareholders’ Agreement” has the meaning given in “Item 4.A. Information on the Company — History and Development of the Company”, “Item 7.A. Major Shareholders and Related Party Transactions — Major Shareholders” and “Item 10. Additional Information — Material Contracts”.

Unless otherwise specified, data related to (i) the Brazilian petrochemical industry included in this annual report were obtained from ABIQUIM, (ii) the LPG business were obtained from Sindigás and ANP, (iii) the fuel distribution business were obtained from Plural and ANP, (iv) the liquid bulk storage industry were obtained from ABTL, and (v) the retail pharmacy business were obtained from ABRAFARMA, IMS Health, ABIHPEC and Sindusfarma.

PRESENTATION OF FINANCIAL INFORMATION

Our audited consolidated financial statements included in Item 18 were prepared in accordance with IFRS as issued by the IASB and include our consolidated balance sheets as of December 31, 2017 and 2016 and the related consolidated income statements, statements of comprehensive income, changes in shareholders’ equity and statement of cash flows for the years ended December 31, 2017, 2016 and 2015, as well as notes thereto.

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

On March 31, 2018 the exchange rate for Reais into U.S. dollars was R$3.324 to US$1.00, based on the commercial selling rate as reported by the Central Bank. The commercial selling rate was R$3.308 to US$1.00 on December 31, 2017, and R$3.259 to US$1.00 on December 31, 2016. The Real/dollar exchange rate fluctuates widely, and the current commercial selling rate may not be indicative of future exchange rates. See “Item 3.A. Key Information — Selected Consolidated Financial Data — Exchange Rates” for information regarding exchange rates for the Brazilian currency. Solely for the convenience of the reader, we have translated some amounts included in “Item 3.A. Key Information — Selected Consolidated Financial Information” and elsewhere in this annual report from Reais into U.S. dollars using the commercial selling rate as reported by the Central Bank at December 31, 2017 of R$3.308 to US$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. Such translations should not be construed as representations that the Real amounts represent or have been or could be converted into U.S. dollars as of that or any other date.

Segment information for our businesses is presented on an unconsolidated basis. See Note 30 to our consolidated financial statements for further information on segment information. Consequently, intercompany transactions have not been eliminated in segment information, and such information may differ from consolidated financial information provided elsewhere in this annual report. See “Item 7.B. Major Shareholders and Related Party Transactions — Related Party Transactions” for more information on intercompany transactions.

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables and charts may not be an arithmetic aggregation of the figures that precede them.

Market share and economic information

All market share information, unless otherwise specified, related to (i) the LPG business was obtained from ANP, (ii) the fuel distribution business was obtained from Plural and ANP, (iii) the liquid bulk storage industry was obtained from ABTL and (iv) the retail pharmacy business was obtained from ABRAFARMA. Unless otherwise specified, all macroeconomic data are obtained from the Instituto Brasileiro de Geografia e Estatística — IBGE, Fundação Getulio Vargas — FGV and the Central Bank. Although we do not have any reason to believe any of this information is inaccurate in any material respect, we have not independently verified any such information.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act subject to risks and uncertainties, including our estimates, plans, forecasts and expectations regarding future events, strategies and projections. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or revise any forward-looking statements after we distribute this annual report because of new information, future events and other factors. Words such as “believe”, “expect”, “may”, “will”, “plan”, “strategy”, “prospect”, “foresee”, “estimate”, “project”, “anticipate”, “can”, “intend” and similar words are intended to identify forward-looking statements. We have made forward-looking statements with respect to, among other things, our:

•	strategy for marketing and operational expansion;

•	capital expenditures forecasts; and

•	development of additional sources of revenue.

The risks and uncertainties described above include, but are not limited to:

•	the effect of the global economic situation on the Brazilian and Latin American economic condition;

•	general economic and business conditions, including the price of crude oil and other commodities, refining margins and prevailing foreign exchange rates;

•	competition;

•	ability to produce and deliver products on a timely basis;

•	ability to anticipate trends in the LPG, fuels, chemicals, logistics and retail pharmacy industries, including changes in capacity and industry price movements;

•	changes in official regulations;

•	receipt of official authorizations and licenses;

•	political, economic and social events in Brazil;

•	access to sources of financing and our level of indebtedness;

•	ability to integrate acquisitions;

•	regulatory issues relating to acquisitions;

•	instability and volatility in the financial markets;

•	availability of tax benefits; and

•	other factors contained in this 20-F under “Item 3.D. Key Information — Risk Factors.”

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

We have selected the following consolidated financial data from our audited consolidated financial statements, for the periods indicated. You should read our selected consolidated financial data in conjunction with “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements and notes thereto included in this annual report. Our consolidated financial statements are prepared in Reais and in accordance with IFRS. The consolidated balance sheets as of and for the years ended December 31, 2017 and 2016 and the consolidated income statements and cash flows as of and for the years ended December 31, 2017, 2016 and 2015 are derived from our audited consolidated financial statements included in this annual report. See “Presentation of Financial Information” and “Item 5.A. Operating and Financial Review and Prospects — Operating Results — Critical accounting policies.” The following table presents our selected financial information in accordance with IFRS at the dates and for each of the periods indicated.

	Years Ended December 31,
	2017(1)	2017	2016	2015	2014	2013
	(in millions, except per share data)
Income statements data:	US$	R$	R$	R$	R$	R$
Net revenue from sales and services	24,186.0	80,007.4	77,353.0	75,655.3	67,736.3	60,940.2
Cost of products and services sold	(21,987.8)	(72,735.8)	(70,342.7)	(68,933.7)	(62,304.6)	(56,165.4)

Gross profit	2,198.2	7,271.6	7,010.2	6,721.6	5,431.7	4,774.9
Operating income (expenses)
Selling and marketing	(872.2)	(2,885.3)	(2,651.5)	(2,516.6)	(2,158.7)	(1,756.4)

	Years Ended December 31,
	2017(1)	2017	2016	2015	2014	2013
	(in millions, except per share data)
Income statements data:	US$	R$	R$	R$	R$	R$
General and administrative	(476.6)	(1,576.5)	(1,445.9)	(1,321.3)	(1,130.3)	(1,012.3)
Gain (loss) on disposal of property, plant and equipment and intangibles	(0.7)	(2.2)	(6.1)	27.3	37.0	40.3
Other operating income, net	17.9	59.4	199.0	50.6	106.9	97.6
Operating income before financial income (expenses) and share of profit (loss) of joint ventures and associates	866.7	2,866.9	3,105.7	2,961.5	2,286.6	2,144.0
Financial result, net	(143.4)	(474.3)	(842.6)	(703.3)	(445.4)	(337.6)

Share of profit (loss) of joint ventures and associates	6.2	20.7	7.5	(10.9)	(16.5)	(5.0)

Income before income and social contribution taxes	729.5	2,413.3	2,270.6	2,247.3	1,824.7	1,801.4
Income and social contribution taxes
Current	(278.9)	(922.5)	(800.5)	(719.5)	(551.7)	(481.7)

Deferred	25.1	83.0	100.5	(14.8)	(21.7)	(91.0)

	(253.8)	(839.4)	(700.0)	(734.3)	(573.5)	(572.7)

Net income for the year	475.8	1,573.9	1,570.6	1,513.0	1,251.2	1,228.7

Net income for the year attributable to:
Shareholders of the Company	475.9	1,574.3	1,561.6	1,503.5	1,241.6	1,225.1

Non-controlling interests in subsidiaries	(0.1)	(0.4)	9.0	9.5	9.7	3.6

Earnings per share(2)
Basic	0.88	2.91	2.88	2.76	2.28	2.29

Diluted	0.87	2.88	2.86	2.74	2.26	2.28

Dividends per share	0.53	1.75	1.67	1.60	1.42	1.37

Other financial data
Cash flows from operating activities	689.1	2,279.4	2,513.7	3,201.7	2,650.7	2,120.7
Cash flows used in investing activities	(578.0)	(1,912.1)	(1,848.8)	(801.8)	(1,540.2)	(1,287.9)
Cash flows from (used in) financing activities	102.9	340.3	928.4	(2,520.7)	(539.3)	(578.9)
Depreciation and amortization(3)	355.5	1,176.0	1,103.5	1,002.6	887.8	778.9
EBITDA(4)	1,228.4	4,063.5	4,216.7	3,953.3	3,157.9	2,918.0
Net debt(5)	(2,182.8)	(7,220.7)	(5,715.3)	(4,928.4)	(3,975.1)	(3,425.9)
Number of common shares (in thousands)(6)	556,405.1	556,405.1	556,405.1	556,405.1	556,405.1	544,384.0

(1)	The figures in Reais for December 31, 2017 have been converted into U.S. dollars using the exchange rate of US$1.00 = R$3.308, which is the commercial rate reported by the Central Bank on that date. This information is presented solely for the convenience of the reader. You should not interpret the currency conversions in this annual report as a statement that the amounts in Reais currently represent such values in U.S. dollars. Additionally, you should not interpret such conversions as statements that the amounts in Reais have been, could have been or could be converted into U.S. dollars at this or any other foreign exchange rates. See “Item 3.A. Key Information — Selected Consolidated Financial Data — Exchange Rates.”
(2)	Earnings per share are calculated based on the net income attributable to Ultrapar’s shareholders and the weighted average shares outstanding during each of the years presented. See Note 29 to our consolidated financial statements for further information on earnings per share.
(3)	Represents depreciation and amortization expenses included in cost of products and services sold and in selling, marketing, general and administrative expenses.
(4)	EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is presented in this document in accordance with ICVM 527/12 and represents our net income before (i) income and social contribution taxes, (ii) net financial expense (income) and (iii) depreciation and amortization. The purpose of including EBITDA information is to provide a measure used by management for internal assessment of our operating results, and because a portion of our employee profit sharing plan is linked directly or indirectly to EBITDA performance. It is also a financial indicator widely used by investors and analysts to measure our ability to generate cash from operations and our operating performance. We also calculate EBITDA in connection with covenants related to some of our financing, as described in Note 14 to our consolidated financial statements. We believe EBITDA allows a better understanding not only of our financial performance but also of our capacity of meeting the payment of interest and principal from our debt and of obtaining resources for our investments and working capital. Our definition of EBITDA may differ from, and, therefore, may not be comparable with similarly titled measures used by other companies, thereby limiting its usefulness as a comparative measure. Because EBITDA excludes net financial expense (income), income and social contribution taxes and depreciation and amortization, it provides an indicator of general economic performance that is not affected by debt restructurings, fluctuations in interest rates or changes in income and social contribution taxes, depreciation and amortization. EBITDA is not a measure of financial performance under IFRS, and it should not be considered in isolation, or as a substitute for net income, as a measure of operating performance, as a substitute for cash flows from operations or as a measure of liquidity. EBITDA has material limitations that impair its value as a measure of a company’s overall profitability since it does not address certain ongoing costs of our business that could significantly affect profitability such as financial expense (income), income and social contribution taxes, depreciation and amortization. The tables below provide a reconciliation of net income and operating income before financial income (expenses) and share of profit (loss) of joint-ventures and associates to EBITDA for Ultrapar and a reconciliation of operating income before financial income (expenses) and share of profit (loss) of joint-ventures and associates to EBITDA for Ultragaz, Ipiranga, Oxiteno and Ultracargo for the years ended December 31, 2017, 2016, 2015, 2014 and 2013, and the reconciliation of operating income (expense) before financial income (expenses) to EBITDA for Extrafarma for the year ended December 31, 2017, 2016 and 2015, and for 2014, related to the period from February 1 to December 31, 2014:

	Ultrapar
	Reconciliation of net income to EBITDA
	Years ended December 31,
	2017	2016	2015	2014	2013
	(in millions of Reais)
Net income	1,573.9	1,570.6	1,513.0	1,251.2	1,228.7
Depreciation and amortization	1,176.0	1,103.5	1,002.6	887.8	778.9
Net financial expenses	474.3	842.6	703.3	445.4	337.6
Income and social contribution taxes	839.4	700.0	734.3	573.5	572.7

EBITDA(4)	4,063.5	4,216.7	3,953.3	3,157.9	2,918.0

	Ultrapar
	Reconciliation of operating income to EBITDA
	Years ended December 31,
	2017	2016	2015	2014	2013
	(in millions of Reais)
Operating income before financial income (expenses) and share of profit (loss) of joint-ventures and associates	2,866.9	3,105.7	2,961.5	2,286.6	2,144.0
Depreciation and amortization	1,176.0	1,103.5	1,002.6	887.8	778.9
Share of profit (loss) of joint-ventures and associates	20.7	7.5	(10.9)	(16.5)	(5.0)

EBITDA(4)	4,063.5	4,216.7	3,953.3	3,157.9	2,918.0

	Ultragaz
	Reconciliation of operating income to EBITDA
	Years ended December 31,
	2017	2016	2015	2014	2013
	(in millions of Reais)
Operating income before financial income (expenses) and share of profit (loss) of associates	269.1	288.4	213.9	169.0	147.0
Depreciation and amortization	182.8	158.2	143.2	136.4	133.5
Share of profit (loss) of associates	1.2	(0.0)	(0.1)	0.2	0.0

EBITDA(4)	453.2	446.6	357.0	305.5	280.5

	Oxiteno
	Reconciliation of operating income to EBITDA
	Years ended December 31,
	2017	2016	2015	2014	2013
	(in millions of Reais)
Operating income before financial income (expenses) and share of profit (loss) of associates	140.3	308.2	579.5	264.2	308.6
Depreciation and amortization	153.1	149.7	158.3	138.5	131.9
Share of profit (loss) of associates	1.4	1.0	2.0	1.0	0.1

EBITDA(4)	294.8	458.9	739.8	403.7	440.6

	Ultracargo
	Reconciliation of operating income to EBITDA
	Years ended December 31,
	2017	2016	2015	2014	2013
	(in millions of Reais)
Operating income (expense) before financial income (expenses) and share of profit of joint-ventures and associates	74.9	127.9	(16.1)	117.3	108.9
Depreciation and amortization	47.7	43.4	41.7	49.4	47.3
Share of profit (loss) of joint-ventures and associates	1.6	(0.0)	0.7	0.2	1.3

EBITDA(4)	124.1	171.2	26.3	166.9	157.5

	Ipiranga
	Reconciliation of operating income to EBITDA
	Years ended December 31,
	2017	2016	2015	2014	2013
	(in millions of Reais)
Operating income before financial income (expenses) and share of profit of associates	2,418.5	2,383.6	2,154.6	1,758.1	1,574.7
Depreciation and amortization	716.8	695.7	612.7	529.0	454.2
Share of profit (loss) of associates	1.2	1.2	1.5	1.0	0.8

EBITDA(4)(8)	3,136.5	3,080.5	2,768.8	2,288.0	2,029.6

	Extrafarma
	Reconciliation of operating income to EBITDA
	Years ended December 31,
	2017	2016	2015	2014(7)	2013
	(in millions of Reais)
Operating income (expense) before financial income (expenses)	(36.9)	(5.6)	5.0	16.9
Depreciation and amortization	60.8	42.7	23.7	12.8

EBITDA(4)	24.0	37.1	28.7	29.8	—

The reconciliation of EBITDA to cash flows from operating activities for the years ending December 31, 2017, 2016, 2015, 2014 and 2013 is presented in the table below:

	2017	2016	2015	2014	2013
	(in millions of Reais)
Net income for the year	1,573.9	1,570.6	1,513.0	1,251.2	1,228.7
Adjustments to reconcile net income to EBITDA:
Depreciation and amortization	1,176.0	1,103.5	1,002.6	887.8	778.9
Financial result, net	474.3	842.6	703.3	445.4	337.6
Income and social contribution taxes	839.4	700.0	734.3	573.5	572.7

EBITDA(4)	4,063.5	4,216.7	3,953.3	3,157.9	2,918.0

Adjustments to reconcile EBITDA to cash provided by operating activities:
Financial result that affected the cash flow from operating activities	380.4	(78.8)	879.2	519.4	274.5
Current income and social contribution taxes	(922.5)	(800.5)	(719.5)	(551.7)	(481.7)
PIS and COFINS credits on depreciation	13.1	12.6	12.1	12.7	12.4
Assets retirement obligation	(15.4)	(2.8)	(3.9)	(4.0)	(5.4)
Others	10.1	0.1	0.3	(14.5)	(31.1)
(Increase) decrease in current assets
Trade receivables	(665.1)	(326.7)	(615.4)	(212.3)	(8.4)
Inventories	(605.8)	(263.0)	(615.4)	(184.3)	(298.9)
Recoverable taxes	(334.2)	87.0	(60.1)	(106.8)	(2.0)
Insurance and other receivables	358.7	(309.7)	13.6	(8.2)	1.1
Prepaid expenses	(23.0)	(40.0)	(14.2)	8.1	(11.4)
Increase (decrease) in current liabilities
Trade payables	412.4	249.1	181.0	192.1	(328.8)
Salaries and related charges	7.1	(41.6)	109.7	(19.6)	45.1
Taxes payable	34.7	2.2	30.0	19.1	8.6
Income and social contribution taxes	783.7	567.3	504.5	437.1	350.8
Post-employment benefits	5.1	11.2	—	(0.5)	1.9
Provision for tax, civil and labor risks	11.9	7.4	(18.8)	(5.1)	19.8
Insurance and other payables	(34.0)	56.8	29.2	(21.0)	36.6
Deferred revenue	(3.9)	(2.1)	1.0	0.6	(0.3)
(Increase) decrease in non-current assets
Trade receivables	(102.9)	(74.8)	(8.4)	(19.3)	13.0
Recoverable taxes	(130.2)	(47.2)	(60.0)	(38.0)	11.7
Escrow deposits	(39.8)	(37.9)	(44.0)	(80.6)	(81.2)
Other receivables	(4.4)	13.8	(10.7)	0.8	2.2
Prepaid expenses	(116.7)	(65.8)	(15.4)	0.5	(18.2)
Increase (decrease) in non-current liabilities
Post-employment benefits	13.2	(0.0)	10.9	9.5	8.3
Provision for tax, civil and labor risks	(68.2)	42.4	61.4	(12.0)	18.8
Other payables	88.0	(19.3)	20.1	(10.8)	(21.8)
Deferred revenue	0.4	1.5	3.3	(1.4)	(0.7)
Income and social contribution taxes paid	(836.8)	(644.2)	(422.0)	(416.6)	(312.1)

Net cash provided by operating activities	2,279.4	2,513.7	3,201.7	2,650.7	2,120.7

(5)	Net debt is included in this document in order to provide the reader with information relating to our overall indebtedness and financial position. Net debt is not a measure of financial performance or liquidity under IFRS. In managing our businesses, we rely on net debt as a means of assessing our financial condition. We believe that this type of measurement is useful for comparing our financial condition from period to period and making related management decisions. Net debt is also used in connection with covenants related to some of our financings. The table below provides a reconciliation of our consolidated balance sheet data to the net debt positions shown in the table, as of December 31, 2017, 2016, 2015, 2014 and 2013:

	Ultrapar
	Reconciliation of consolidated balance sheets to net debt
	As of December 31,
	2017	2016	2015	2014	2013
	(in millions of Reais)
Current loans and hedging instruments and finance leases	(1,822.5)	(1,824.0)	(1,050.5)	(2,557.5)	(1,769.6)
Current debentures	(1,681.2)	(651.6)	(47.4)	(884.9)	(60.4)
Non-current loans and hedging instruments and finance leases	(6,159.4)	(6,846.2)	(5,604.9)	(3,533.9)	(3,740.6)
Non-current debentures	(3,927.6)	(2,095.3)	(2,198.8)	(1,399.0)	(1,399.0)

Gross debt position	(13,590.6)	(11,417.1)	(8,901.6)	(8,375.2)	(6,969.6)
Cash and cash equivalents	5,002.0	4,274.2	2,702.9	2,827.4	2,276.1
Current financial investments	1,283.5	1,412.6	803.3	1,441.8	1,149.1
Non-current financial investments	84.4	15.1	467.0	130.9	118.5

Net debt	(7,220.7)	(5,715.3)	(4,928.4)	(3,975.1)	(3,425.9)

(6)	The number of shares corresponds to the totality of shares issued by the Company, including those held in treasury.
(7)	Reflects results of operations for the 11-month period from February 1, 2014, the date on which Extrafarma’s results of operations were consolidated into our financial statements, through December 31, 2014. For additional information, see “Presentation of Financial Information.”
(8)	EBITDA does not include losses related to ConectCar in the amount of R$21.0, R$24.4 million, R$23.2 million, R$18.7 million and R$12.0 million in 2017, 2016, 2015, 2014 and 2013, respectively.

The following tables present our consolidated balance sheets in accordance with IFRS as of the dates indicated.

	As of December 31,
	2017(1)	2017	2016	2015	2014	2013
	(in millions)
Consolidated balance sheets data:	US$	R$	R$	R$	R$	R$
Current assets
Cash and cash equivalents	1,512.1	5,002.0	4,274.2	2,702.9	2,827.4	2,276.1
Financial investments	388.0	1,283.5	1,412.6	803.3	1,441.8	1,149.1
Trade receivables, net	1,311.1	4,337.1	3,502.3	3,167.2	2,604.1	2,321.5
Inventories, net	1,055.6	3,491.9	2,761.2	2,495.2	1,925.0	1,592.5
Recoverable taxes, net	266.5	881.6	541.8	628.8	593.5	480.0
Other receivables	16.7	55.2	395.9	32.5	43.3	19.5
Prepaid expenses, net	45.4	150.0	123.9	81.5	67.3	65.2

Total current assets	4,595.3	15,201.3	13,011.8	9,911.4	9,502.4	7,903.9

Non-current assets
Financial investments	25.5	84.4	15.1	467.0	130.9	118.5
Trade receivables, net	99.8	330.0	227.1	152.2	143.8	124.5
Related parties	0.1	0.5	0.5	0.5	10.9	10.9
Deferred income and social contribution taxes	164.9	545.6	417.3	306.0	311.8	275.5
Recoverable taxes, net	94.7	313.2	182.6	135.4	75.4	37.4
Escrow deposits	248.7	822.7	778.8	740.8	696.8	614.9
Other receivables	63.6	210.3	2.7	16.5	5.8	6.6
Prepaid expenses, net	104.9	346.9	222.5	146.7	131.2	97.8

	802.2	2,653.6	1,846.6	1,965.2	1,506.7	1,286.0

	As of December 31,
	2017(1)	2017	2016	2015	2014	2013
	(in millions)
	US$	R$	R$	R$	R$	R$
Investments
In joint-ventures	36.9	122.1	116.1	79.4	54.5	44.4
In associates	7.7	25.3	22.7	21.5	13.1	11.7
Other	0.8	2.8	2.8	2.8	2.8	2.8
Property, plant and equipment, net	1,997.5	6,607.8	5,788.0	5,438.9	5,092.0	4,860.2
Intangible assets, net	1,126.8	3,727.5	3,371.6	3,293.9	3,158.1	2,168.8

	3,169.7	10,485.5	9,301.3	8,836.6	8,320.5	7,087.9

Total non-current assets	3,971.9	13,139.0	11,147.9	10,801.7	9,827.3	8,374.0

TOTAL ASSETS	8,567.2	28,340.3	24,159.7	20,713.1	19,329.6	16,277.9

	As of December 31,
	2017(1)	2017	2016	2015	2014	2013
	(in millions)
Consolidated balance sheets data:	US$	R$	R$	R$	R$	R$
Current liabilities
Loans	550.1	1,819.8	1,821.4	1,048.1	2,554.7	1,767.8
Debentures	508.2	1,681.2	651.6	47.4	884.9	60.4
Finance leases	0.8	2.7	2.6	2.4	2.7	1.8
Trade payables	651.6	2,155.5	1,709.7	1,460.5	1,279.5	969.0
Salaries and related charges	117.3	388.1	362.7	404.3	294.6	297.7
Taxes payable	68.3	225.8	171.0	168.8	138.8	116.3
Dividends payable	102.4	338.8	320.9	298.8	218.4	242.2
Income and social contribution taxes payable	26.3	86.8	140.0	216.9	134.4	113.9
Post-employment benefits	9.1	30.1	24.9	13.7	11.4	11.9
Provision for asset retirement obligation	1.5	4.8	4.6	5.2	4.6	3.4
Provision for tax, civil and labor risks	19.5	64.6	52.7	45.3	64.2	69.3
Other payables	59.7	197.4	202.6	97.5	80.4	93.0
Deferred revenue	5.6	18.4	22.3	24.4	23.5	17.7
Total current liabilities	2,120.3	7,014.0	5,486.9	3,833.4	5,692.1	3,764.5
Non-current liabilities
Loans	1,848.1	6,113.5	6,800.1	5,561.4	3,489.6	3,698.0
Debentures	1,187.3	3,927.6	2,095.3	2,198.8	1,399.0	1,399.0
Finance leases	13.8	45.8	46.1	43.5	44.3	42.6
Related parties	1.3	4.2	4.3	4.4	4.4	3.9
Deferred income and social contribution taxes	11.6	38.5	7.6	13.0	2.1	0.9
Provision for tax, civil and labor risks	260.4	861.2	727.1	684.7	623.3	569.7
Post-employment benefits	62.7	207.5	119.8	112.8	108.4	99.4
Provision for assets retirement obligation	18.1	60.0	73.0	69.5	66.2	66.2
Subscription warrants — indemnification	51.8	171.5	153.4	112.2	92.1	—
Other payables	49.2	162.8	74.9	94.1	74.0	77.7
Deferred revenue	3.9	12.9	12.5	11.0	7.7	9.1

Total non-current liabilities	3,508.3	11,605.5	10,114.2	8,905.5	5,910.9	5,966.5

TOTAL LIABILITIES	5,628.6	18,619.5	15,601.1	12,738.9	11,603.0	9,731.0

	As of December 31,
	2017(1)	2017	2016	2015	2014	2013
	(in millions)
	US$	R$	R$	R$	R$	R$
Shareholder’s equity
Share capital	1,563.4	5,171.8	3,838.7	3,838.7	3,838.7	3,696.8
Equity instrument granted	0.2	0.5	—	—	—	—
Capital reserve	166.2	549.8	552.0	546.6	547.5	20.2
Treasury shares	(145.8)	(482.3)	(483.9)	(490.9)	(103.0)	(114.9)
Revaluation reserve	1.5	4.9	5.3	5.6	5.8	6.1
Profit reserves	1,136.7	3,760.1	4,466.4	3,802.0	3,169.7	2,706.6
Additional dividends to the minimum mandatory dividends	48.3	159.6	165.5	157.2	189.0	161.6
Valuation adjustments	16.0	53.1	(24.0)	19.0	7.1	5.4
Cumulative translation adjustments	49.5	163.7	7.5	66.9	43.2	38.1

Shareholders’ equity attributable to:
Shareholders of the Company	2,835.9	9,381.3	8,527.6	7,945.0	7,698.0	6,520.0
Non-controlling interest in subsidiaries	102.7	339.6	30.9	29.1	28.6	26.9

TOTAL SHAREHOLDER’S EQUITY	2,938.6	9,720.8	8,558.6	7,974.1	7,726.6	6,546.9

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	8,567.2	28,340.3	24,159.7	20,713.1	19,329.6	16,277.9

(1)	The figures in Reais for December 31, 2017 have been converted into dollars using the exchange rate of US$1.00 = R$3.308, which is the commercial rate reported by the Central Bank on that date. This information is presented solely for the convenience of the reader. You should not interpret the currency conversions in this annual report as a statement that the amounts in Reais currently represent such values in U.S. dollars. Additionally, you should not interpret such conversions as statements that the amounts in Reais have been, could have been or could be converted into U.S. dollars at this or any other foreign exchange rates. See “Item 3.A. Key Information — Selected Consolidated Financial Data — Exchange Rates.”

Exchange Rates

In 2013, the Real depreciated 15% against the U.S. dollar due to the performance of the Brazilian economy, the economic rebound in the United States and the economic instability in the international markets. In 2014, despite the weak performance of the Brazilian economy, and the recovery of the North American economy, the Real remained relatively stable against the dollar until September, when it started to devalue, closing the year with a depreciation of 13% against the U.S. dollar. In 2015, the political instability, the downgrade of Brazil’s sovereign credit rating and the expectation for an interest rate rise by the Federal Reserve System contributed to a 47% depreciation of the Real against the U.S. dollar. In 2016, the Real appreciated 17% against the U.S. dollar, marking the first year that it has appreciated against the U.S. dollar since 2011, despite residual political instability and continuing signs of shrinking of the Brazilian economy. This was due mostly to improvements in the Brazilian political environment, following the impeachment of former president Dilma Rousseff and certain stabilizing measures proposed by current President Michel Temer as well as ongoing efforts by the government’s economic team to curb public spending and debt. In 2017, the Real depreciated 2% against the U.S. dollar, reflecting the continued political instability and diminished expectations of the pension reform despite a slight improvement in the Brazilian economic scenario.

It is not possible to predict whether the Real will remain at its present level and what impact the Brazilian macroeconomic scenario and the Brazilian government’s exchange rate policies may have on us.

On March 31, 2018, the exchange rate for Reais into U.S. dollars was R$3.324 to US$1.00, based on the commercial selling rate as reported by the Central Bank. The average Real-U.S. dollar of the monthly exchange rate in 2017 was R$3.192 per US$1.00 compared with R$3.490 per US$1.00 in 2016, an appreciation of 9%. The following table sets forth information on prevailing commercial foreign exchange selling rates for the periods indicated, as published by the Central Bank on its electronic information system, SISBACEN, using PTAX 800, Option 5.

	Exchange rates of nominal Reais per US$1.00
	High	Low	Average	Period-Ended
Year Ended
December 31, 2013	2.446	1.953	2.174(1)	2.343
December 31, 2014	2.740	2.197	2.360(1)	2.656
December 31, 2015	4.195	2.575	3.388(1)	3.905
December 31, 2016	4.156	3.119	3.450(1)	3.259
December 31, 2017	3.381	3.051	3.203(1)	3.308
Month Ended
November 30, 2017	3.292	3.214	3.253(2)	3.262
December 31, 2017	3.333	3.232	3.283(2)	3.308
January 31, 2018	3.270	3.139	3.204(2)	3.162
February 28, 2018	3.282	3.173	3.228(2)	3.245
March 31, 2018	3.338	3.225	3.281(2)	3.324

(1)	Average of the foreign exchange rates on the last day of each month in the period.
(2)	Average of the high and low foreign exchange rates for each month.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Prior to 1995, Petrobras held a constitutional monopoly for the production and importation of petroleum products in Brazil. Although this monopoly was removed from the Brazilian constitution, Petrobras effectively remains the main provider of LPG and oil-based fuels in Brazil. Currently, Ultragaz and all other LPG distributors in Brazil purchase all or nearly all LPG from Petrobras. Ultragaz’s net revenue from sales and services represented 8% of our consolidated net revenue from sales and services for the year ended December 31, 2017. The procedures for ordering and purchasing LPG from Petrobras are generally common to all LPG distributors — including Ultragaz. For more details, see “Item 4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Ultragaz — Supply of LPG.”

With respect to fuel distribution, Petrobras also supplied the majority of Ipiranga and other distributors’ oil-based fuel requirements in 2017. Petrobras’ supply to Ipiranga is governed by an annual contract, under which the supply volume is established based on the volume purchased in the previous year. Ipiranga’s net revenue from sales and services represented 85% of our consolidated net revenue from sales and services for the year ended December 31, 2017.

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

LPG competes with alternative sources of energy, such as natural gas, wood, diesel, fuel oil and electricity. Natural gas is currently the principal source of energy against which we compete. Natural gas is currently less expensive than LPG for industrial consumers, but more expensive for most of residential consumers. Changes in relative prices or the development of alternative sources of energy in the future may adversely affect the LPG market and consequently our business, financial results and results of operations. Oil-based fuels also compete with alternative sources of energy, such as electricity. See “Item 4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Ultragaz — Competition.”

Ethylene, one of the principal raw materials used in our petrochemical operations, comes from limited supply sources. Any reduction in the supply of ethylene would have an immediate impact on Oxiteno’s production and results of operations.

All second generation petrochemical producers in Brazil that use ethylene as their key raw material, including Oxiteno purchase ethylene from Brazilian suppliers. Approximately 3% of our net revenue from sales and services were derived from the sale of chemical products manufactured in Brazil that require ethylene in 2017. Oxiteno purchases ethylene from two of Brazil’s three naphtha cracker units, which are the sole sources of ethylene in Brazil. Pursuant to long-term contracts, Braskem is the sole supplier of all of our ethylene requirements at our plants located at Camaçari and at Mauá. For more detailed information about these contracts see “Item 5.F. Operating and Financial Review and Prospects — Tabular Disclosure of Contractual Obligations.” Given its characteristics, ethylene is difficult and expensive to store and transport, and cannot be easily imported to Brazil. Therefore, Oxiteno is almost totally dependent on ethylene produced at Braskem for its supply. For the year ended December 31, 2017, Brazil’s ethylene imports totaled 17 tons, representing less than 0.01% of Brazil’s installed capacity.

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

In addition, Brazilian markets have been experiencing heightened volatility due to the uncertainties derived from the ongoing Lava Jato and other corruption investigations, which are being conducted by the Office of the Brazilian Federal Prosecutor and the Federal Police Department, and their impact on the Brazilian economy and political environment. Members of the Brazilian federal government and of the legislative branch, as well as former senior officers of Petrobras, have faced allegations of political corruption. These government officials and officers allegedly accepted bribes by means of kickbacks on contracts granted by Petrobras to several infrastructure, oil and gas and construction companies, including Odebrecht S.A., Braskem’s controlling shareholder. We cannot currently predict how the investigations and any future decisions and actions by authorities in relation to Braskem’s shareholders may impact Braskem or, consequently, Oxiteno’s supply of ethylene.

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

As of December 31, 2017, our consolidated gross debt (consisting of loan, debentures and finance leases recorded as current and non-current liabilities) totaled R$13,590.6 million (US$4,108.4 million), our consolidated net debt was R$7,220.7 million (US$2,182.8 million). See “Selected Consolidated Financial and Other Information — Non-GAAP financial measures and reconciliation.” The level and composition of our indebtedness could have significant consequences for us, including requiring a portion of our cash flow from operations to be committed to the payment of principal and interest on our indebtedness, thereby reducing our available cash to finance our working capital and investments.

Our insurance coverage may be insufficient to cover losses that we might incur.

The operation of any chemical manufacturing plant and the specialized distribution and retail, as well as the operations of logistics of oil, chemical products, LPG, fuel and pharmaceuticals distribution involve substantial risks of property damage and personal injury and may result in material costs and liabilities. Although we maintain insurance policies, the occurrence of losses or other liabilities that are not covered by insurance or that exceed the limits of our insurance coverage could result in significant unexpected additional costs.

The suspension, cancellation or non-renewal of certain federal tax benefits may adversely affect our results of operations.

We are entitled to federal tax benefits providing for income tax exemption or reduction for our activities in the northeast region of Brazil. These benefits have defined terms and may be cancelled or suspended at any time if we distribute to our shareholders the amount of income tax that was not paid as a consequence of tax benefits or if the relevant tax authorities decide to suspend or cancel our benefits. As a result, we may become liable for the payment of related taxes at the full tax rates. If we are not able to renew such benefits, or if we are only able to renew them under terms that are substantially less favorable than expected, our results of operations may be adversely affected. Income tax exemptions amounted to R$48.6 million and R$98.9 million, respectively, for the years ended December 31, 2017 and 2016. See “Item 4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Ultragaz — Income tax exemption status”, “Item 4.B. Information on the Company — Business Overview — Petrochemicals and Chemicals — Oxiteno — Income tax exemption status” and “Item 4.B. Information on the Company — Business Overview — Storage services for liquid bulk — Ultracargo — Income tax exemption status.”

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

Due to concern over the risk of climate change, a number of countries, including Brazil, have adopted, or are considering the adoption of, regulatory frameworks to, among other things, reduce greenhouse gas emissions. These include adoption of cap and trade regimes, carbon taxes, increased efficiency standards, prohibition of oil based fuels vehicles, and incentives or mandates for renewable energy. These requirements could reduce demand for hydrocarbons, as well as shifting hydrocarbon demand toward relatively lower-carbon sources. In addition, many governments are providing tax advantages and other subsidies and mandates to make alternative energy sources more competitive against oil and gas. Governments are also promoting research into new technologies to reduce the cost and increase the scalability of alternative energy sources, all of which could lead to a decrease in demand for our products. In addition, current and pending greenhouse gas regulations may substantially increase our compliance costs and, as a result, increase the price of the products we produce or distribute.

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

Information technology failures could disrupt our operations.

We increasingly rely on information technology systems to process, transmit, and store electronic information. A significant portion of the communication between our personnel, customers, and suppliers depends on information technology. In addition, our billing systems rely heavily on technology infrastructure. As with all large systems, our information systems may be vulnerable to a variety of interruptions due to events beyond our control, including, but not limited to, natural disasters, terrorist attacks, telecommunications failures, computer viruses, hacker attacks or other security issues. These or other similar interruptions could have a material adverse effect on our business, results of operations, cash flows or financial condition.

Risks Relating to Brazil

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian political and economic conditions, including ongoing political instability and perceptions of these conditions in the international markets, could adversely affect our businesses and the market price of our shares and ADSs.

The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes substantial changes in policy and regulations. The Brazilian government’s actions to control inflation and affect other policies and regulations have involved price and wage controls, currency devaluations, capital controls, strong fiscal adjustments and limits on imports, among other measures. Our businesses, financial condition and results of operations may be adversely affected by changes in policy or regulations involving or affecting tariffs, exchange controls and other matters, as well as factors such as:

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

Political instability in Brazil has been growing in recent years and can adversely affect the economy.

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

Currently, Brazilian markets are experiencing heightened volatility due to the uncertainties derived from the ongoing Lava Jato and similar corruption investigations, being conducted by Law Courts in Paraná and other states, and the Office of the Brazilian Federal Prosecutor, and its impact on the Brazilian economy and political environment. Members of the Brazilian federal government (including Mr. Temer and other senior members of the executive branch) and of the legislative branch, as well as senior officers of large state-owned companies as well as privately held companies have faced allegations of political corruption, including through the alleged acceptance of bribes by means of kickbacks on contracts granted by the government to infrastructure, oil and gas and construction companies. The potential outcome of these investigations is uncertain, but they have already had an adverse impact on the image and reputation of the implicated companies, and on the general market perception of the Brazilian economy. We cannot predict whether such allegations will lead to further political and economic instability or whether new allegations against government officials will arise in the future. In addition, we cannot predict the outcome of any such allegations nor their effect on the Brazilian economy. The development of such unethical cases could adversely affect our business, financial condition and results of operations.

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

In the past, Brazil has experienced extremely high rates of inflation. Inflation and some of the Brazilian government’s measures taken in an attempt to curb inflation have had significant negative effects on the Brazilian economy. Since the introduction of the Real in 1994, Brazil’s inflation rate has been substantially lower than that in previous periods. However, during the last several years, the economy has experienced increasing inflation rates and actions taken in an effort to curb inflation, coupled with speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. According to the Índice Geral de Preços-Mercado, or IGP-M, an inflation index, the Brazilian general price inflation rates were -0.5% in 2017, 7.2% in 2016, 10.5% in 2015, 3.7% in 2014 and 5.5% in 2013. From January to March 2018, IGP-M index was 1.5%. According to the Índice Nacional de Preços ao Consumidor Amplo, or IPCA, an inflation index to which Brazilian government’s inflation targets are linked, inflation in Brazil was 2.9% in 2017, 6.3% in 2016, 10.7% in 2015, 6.4% in 2014 and 5.9% in 2013.

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

In 2013, the Real depreciated 15% against the U.S. dollar due to the performance of the Brazilian economy, the economic rebound of the United States and the economic instability in the international markets. In 2014, despite the weak performance of the Brazilian economy, and the recovery of the North American economy, the Real remained relatively stable against the dollar until September, when started to devalue, closing the year with a depreciation of 13%. In 2015, the political instability, the downgrade of Brazil’s sovereign credit rating and the expectation for an interest rate rise by the Federal Reserve System contributed to a 47% depreciation of the Real against the U.S. dollar. In 2016, the Real appreciated 17% against the U.S. dollar, marking the first year that it has appreciated against the U.S. dollar since 2011, despite residual political instability and continuing signs of shrinking of the Brazilian economy. This was due mostly to improvements in the Brazilian political environment, following the impeachment of former president Dilma Rouseff and certain stabilizing measures proposed by current President Michel Temer as well as ongoing efforts by the government’s economic team to curb public spending and debt. In 2017, the Real depreciated 2% against the U.S. dollar reflecting the continued political instability and deterioration of the expectation of the pension reform approval, despite the slight improvement in the Brazilian macroeconomic scenario. From December 31, 2017 to March 31, 2018, the Real depreciated 0.5% against the U.S. dollar. See “Item 3.A. Key Information — Selected Consolidated Financial Data — Exchange Rates.”

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

In 2015, 2016 and 2017, there was an increase in volatility in all Brazilian markets due to, among other factors, uncertainties about how monetary policy adjustments in the United States would affect the international financial markets, the increasing risk aversion to emerging market countries, and the uncertainties regarding Brazilian macroeconomic and political conditions. These uncertainties adversely affected us and the market value of our securities.

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

Under our bylaws, unless otherwise proposed by the Board of Directors and approved by the voting shareholders at our annual shareholders’ meeting, we must generally pay our shareholders a mandatory distribution equal to at least 50% of our net profit. However, our net income may be used to increase our capital stock, used to set off losses and/or otherwise retained in accordance with the Brazilian Corporate Law and may not be available for the payment of dividends, including in the form of interest on shareholders’ equity. Therefore, whether or not you receive a dividend depends on the amount of the mandatory distribution, if any, and whether the Board of Directors and the voting shareholders exercise their discretion to suspend these payments. See “Item 8.A. Financial Information — Consolidated Statements and Other Financial Information — Dividend and Distribution Policy — Dividend Policy” for a more detailed discussion of mandatory distributions.

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

If we were characterized as a PFIC, in any year during which a U.S. Holder holds our shares or ADSs, certain adverse U.S. federal tax income consequences could apply to that person. Based on the manner in which we currently operate our business, the projected composition of our income and valuation of our assets, and the current interpretation of the PFIC rules, we do not believe that we were a PFIC in 2017 and we do not expect to be a PFIC in the foreseeable future. However, because PFIC classification is a factual determination made annually and is subject to change and differing interpretations, there can be no assurance that we will not be considered a PFIC for the current taxable year or any subsequent taxable year. U.S. Holders should carefully read “Item 10.E. Additional Information — Taxation — U.S. Federal Income Tax Considerations” for a description of the PFIC rules and consult their own tax advisors regarding the likelihood and consequences of us being treated as a PFIC for U.S. federal income tax purposes.

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

In 1995, through Ultragaz, we introduced UltraSystem – a small bulk distribution system – to residential, commercial and industrial segments, and we started the process of geographical expansion through the construction of new LPG filling and satellite plants.

In 1997, we concluded the capacity expansion of Oxiteno’s industrial unit in Camaçari Petrochemical Complex, in the state of Bahia.

On October 6, 1999, we concluded our initial public offering, listing our shares simultaneously on B3 and NYSE.

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

In December 2002, we completed a corporate restructuring process that had begun in October 2002. The effects of the corporate restructuring were (i) the merger of Gipóia Ltda., a company which held a 23% direct stake in Ultragaz and was owned by Ultra S.A., into Ultrapar, increasing our ownership in Ultragaz to 100% and (ii) the exchange of shares issued by Oxiteno for shares issued by Ultrapar.

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

In August 2006, Ultrapar announced the signing of an agreement between its subsidiary Oxiteno Nordeste and Braskem, for the supply of ethylene, with a 15-year term. Also in August 2006, Oxiteno opened its first commercial office outside Brazil, in Buenos Aires, Argentina – Oxiteno Argentina S.R.L.

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

In January 2008, Ultrapar significantly increased the liquidity of its shares through the issuance of 55 million preferred shares, as a consequence of the Share Exchange. The Share Exchange increased Ultrapar’s free float from 32 million shares to 87 million shares, with the free float reaching 64% of the Company’s total capital. The significant increase in the size of the free float helped Ultrapar to become part of Ibovespa, one of B3 index.

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

In May 2012, Oxiteno opened a commercial office in Shanghai, China – Oxiteno Shanghai Trading LTD.

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

On June 12, 2016, Ipiranga signed a sale and purchase agreement for the acquisition, directly or indirectly, of 100% of the capital stock of Ale and the assets comprising its operations. The total value of the acquisition was R$2,168 million. On August 2, 2017, CADE rejected the transaction relating the acquisition of Ale and the assets comprising its operations despite all the efforts endeavored by the applicants. The contract was automatically resolved without any penalty from either party.

On August 4, 2016, our subsidiary IPP entered into a joint venture agreement with Chevron to create a new company: ICONIC, in the lubricants business; of which Ipiranga and Chevron hold 56% and 44%, respectively. Operations commenced on December 1, 2017 and CADE approved the transaction on February 9, 2017.

On November 17, 2016, Ultragaz signed a sale and purchase agreement for the acquisition of 100% of the capital stock of Liquigás. The enterprise value of the acquisition was R$2.8 billion. On February 28, 2018, CADE rejected the transaction relating the acquisition of Liquigás despite all efforts endeavored by the applicants. The contract was automatically terminated, pursuant to which Ultragaz paid a fine on March 13, 2018, in favor of Petrobras in the amount of R$286 million as per the terms of original sale and purchase agreement.

On June 2017, Ultrapar announced changes to its executive officers approved by its Board of Directors. After five years as Chief Executive Officer of Ultrapar, Thilo Mannhardt decided not to renew his contract with the Company. As of October 2017, Frederico Curado assumed the position of Chief Executive Officer.

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

Ultrapar’s 12,021,100 shares received by the former shareholders of Extrafarma are subject to lock-up agreements and will become available for trading in phases. Of the total shares, 33.5% were immediately available for trading after the closing, 8.3% became available in each of February 2015, February 2016, February 2017 and February 2018, with another tranche of 8.3% to become available in February 2019 and the final tranche of 25% to be released from the lock-up in 2020, which will mark the sixth year after the closing.

Ultracargo – Fire at storage facilities in Santos

In April 2015, a fire occurred in six ethanol and gasoline tanks operated by Ultracargo in Santos, which represented 4% of the subsidiary’s overall capacity as of December 31, 2014. The Civil and Federal Police investigated the accident and its impact, and concluded that it was not possible to determine the cause of the accident and neither to individualize active or passive conduct related to the cause, and there was no criminal charge against either individual or the subsidiary, by both authorities. Notwithstanding, on February 21, 2018, the Federal Court Public accepted a criminal indictment filed by the Public Prosecutor’s Office against Tequimar, which shall wait for the court summons in order to take the necessary measures for its defense. Tequimar intends to vigorously defend itself against these charges once it receives the official court summons, which as of the date of this annual report has not yet been received.

In June 2017, Ultracargo obtained the licensing required for the return to operation of 67.5 thousand cubic meters of the total of 150 thousand cubic meters affected by the fire. The remaining tanks are still non-operational and the process to obtain licensing to restart operations is currently underway as of the date of this annual report.

As a result of the evolution of the regulation process with insurers, as of December 31, 2016, the company recorded insurance receivables in the amount of R$366.7 million and indemnities to customers and third parties in the amount of R$99.9 million in its balance sheet. In the first quarter of 2017, Ultracargo received the full amount from the insurers. As of December 31, 2017, the indemnities to customers and third parties remaining amount is R$72.2 million. In addition, contingent liabilities not recognized related to lawsuits and extrajudicial lawsuits in the amount of R$88.1 million and R$25.9 million (R$96.4 million and R$16.6 million as of December 31, 2016), respectively.

See “Item 8.A. Financial Information Consolidated Statements and Other Financial Information — Legal Proceedings.”

Recent Developments

Acquisition

On January 30, 2018, the Company through its subsidiary Tequimar entered into a sale and purchase agreement for the acquisition of 100% of the quotas of TEAS Terminal Exportador de Álcool de Santos Ltda. (“TEAS”), owned by Raízen Energia S.A. and Raízen Araraquara Açúcar e Álcool Ltda., which had already been operated by the subsidiary Tequimar in the Port of Santos. The purchase price of the acquisition was R$103 million. The closing of the acquisition is subject to certain usual conditions precedent in transactions of similar nature, mainly the approval by CADE. On February 9, 2018, the General Superintendence of CADE issued an opinion for the approval of the transaction without any restriction. On March 2, 2018, CADE issued a certificate attesting to the approval that was published on February 10, 2018. On March 29, 2018, the acquisition was concluded through the closing of the operation.

Debentures

In February 2018, Ultrapar made its sixth issuance of debentures in a single series of 1,725,000, simple, non-convertible into shares, nominative, book-entry and unsecured debentures with a par value of R$1,000.00, final maturity in 5 years (lump sum at final maturity) and interest of 105.25% of CDI. The key terms of these debentures are set forth on the table below:

Principal Amount:	R$1,725,000,000.00
Unit Par Value:	R$1,000.00
Maturity date:	March 5, 2023
Repayment method:	Lump sum at final maturity
Interest:	105.25% of CDI
Payment of interest:	Semiannually

Investments

We have made substantial investments in our operations over the last three fiscal years. At Ultragaz, we have invested in (i) small bulk LPG distribution (UltraSystem); (ii) the purchase and renewal of LPG bottles and tanks; and (iii) the strengthening and restructuring of our distribution logistics. We have also invested in the consolidation of our national coverage over the past three years. Investments at Ipiranga have been directed to (i) the expansion of the Ipiranga network of service stations, convenience stores and lubricant service shops, (ii) the expansion of its logistics infrastructure to support the growing demand, and (iii) the maintenance of its operations. Oxiteno has invested in the maintenance of its production units, mainly for specialty chemicals in Brazil, Mexico and the United States, the commencement of operations in the United States, and the modernization of its industrial plants. Ultracargo has mainly invested in the maintenance of its storage facilities in response to strong demand for logistics infrastructure in Brazil, including investments in modernization of safety systems of its terminals. Extrafarma has invested mainly in the opening and maintenance of its stores. See “Item 4.A. Information on the Company — History and Development of the Company.” We have also invested in information technology at all our businesses for integrating processes, improving the quality of information, decreasing the response time in decision-making and improving our services.

The following table shows our total additions to property, plant, equipment, and intangible assets for the years ended December 31, 2017, 2016 and 2015:

	Year ended December 31,
	2017	2016	2015
	(in millions of Reais)
Ipiranga	1,059.9	892.3	853.9
Oxiteno	463.1	288.4	131.4
Ultragaz	214.9	225.5	219.9
Ultracargo	86.4	78.9	23.9
Extrafarma	170.5	142.8	80.8
Others(1)	22.6	9.9	24.2

Total – additions to property, plant, equipment and intangible assets	2,017.3	1,637.9	1,334.2

(1)	Includes mainly capital expenditures related to corporate information technology.

In 2017, Ultrapar’s total additions to property, plant, equipment and intangible assets totaled R$2,017 million. At Ipiranga, R$1,336 million was invested, with nearly 50% directed towards the expansion of its network (branding non-branded stations and opening new stations) and am/pm and Jet Oil franchises, with the remaining 50% directed towards improving logistics bases, contract renewal (mainly bonuses to our reseller) and maintenance, which increases useful lives of the assets. Out of Ipiranga’s total amount, R$1,060 million concerned fixed assets and additions to intangible assets, while R$277 million concerned financing to customers net of repayments (reseller financing is provided for renovation and upgrading of service stations, purchase of products, and development of the automotive fuels and lubricants distribution markets). At Oxiteno, the total investments in 2017 amounted to R$463 million, mostly directed towards the construction of the new plant in the United States, and in the maintenance of its production units, which increases useful lives of the assets. At Ultragaz, R$215 million was invested, mainly in the bulk segment, in bottles replacement and acquisition, and bottling bases maintenance, which increases useful lives of the assets. In 2017, Ultracargo invested R$86 million, mainly in terminal security systems modernization and infrastructure maintenance at existing terminals, which increases useful lives of the assets. Extrafarma invested R$170 million, mainly in the construction of new stores, information technology systems and remodeling of existing stores.

Ultrapar’s 2018 investment plan amounts to R$2,676 million, which demonstrates the continued presence of good opportunities for organic growth and productivity gains, as well as opportunities for modernization of existing operations. The amount does not include potential acquisitions. At Ipiranga, the approved limit is R$1,545 million, of which approximately 50% is intended to increase the pace of expansion of the resellers network by adding fueling stations and am/pm and Jet Oil franchises, in addition to new customers in the corporate segment. The other 50% is aimed at expanding the logistics infrastructure as a means to support growth and increase productivity, and for activities maintenance and modernization, mainly contract renewal and information technology in support of innovation and efficiency projects. Oxiteno’s investment plan approved for 2018 totals R$343 million and will be deployed mainly to production units’ modernization and maintenance, for the purpose of improved productivity; to information systems; and includes US$34 million intended to complete the new ethoxylation unit in Pasadena, Texas (USA), which we plan to complete in the first half of 2018. The new unit’s capacity will be 120,000 tons per year. Ultragaz’s investment plan approved for 2018 totals R$284 million, of which R$190 million is allocated to investments in operations maintenance and modernization, as well as technology investments with a focus on new systems to support its operations and quality, and R$94 million is allocated to expanding the resellers chain and bulk customers portfolio. Ultracargo is expected to invest R$115 million in the Itaqui and Suape terminals, which completions are expected in 2019 and 2020, respectively; and in continued terminal safety and infrastructure improvements, for a total amount of R$247 million. At Extrafarma, we plan to invest R$232 million mainly in the opening of new stores and associated logistic infrastructure, with an expectation geographic concentration in the north and northeast regions and in the state of São Paulo, as well as in IT.

The plan also covers continued modernization of the information systems within every business to enable increasingly better customer service, improved logistics efficiency, the development of new forms of selling, and expanding our relationships with resellers and partners.

Equity investments

We have also made several acquisitions and related investments to maintain and create new opportunities for growth and to consolidate our position in the markets in which we operate.

Equity investments consist of acquisition of subsidiaries and capital increases, net of capital reductions in joint ventures and associates. The table below shows our equity investments for the years ended December 31, 2017, 2016 and 2015:

	Year ended December 31,
	2017	2016	2015
	(in millions of Reais)
Ipiranga(1)	16.0	47.3	41.1
Oxiteno	—	—	—
Ultragaz	—	—	—
Ultracargo	—	—	—
Extrafarma	—	—	—
Others	—	—	—

Total equity investments	16.0	47.3	41.1

(1)	Capital invested in ConectCar.

We are a company incorporated under the laws of Brazil. Our principal executive office is located at Brigadeiro Luis Antônio Avenue, 1343, 9th Floor, 01317-910, São Paulo, SP, Brazil. Our telephone number is +55 (11) 3177 7014. Our Internet website address is http://ri.ultra.com.br. Our agent for service of process in the United States is C.T. Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

B.	Business Overview

Ultrapar is a Brazilian company with 80 years of history, with leading positions in the markets in which it operates: specialized distribution and retail through Ultragaz, Ipiranga and Extrafarma, production of specialty chemicals through Oxiteno and liquid bulk storage services through Ultracargo.

•	Ultragaz is the leader in LPG distribution in Brazil, which is one of the largest markets worldwide. Ultragaz had a 23.6% market share as of December 31, 2017 according to ANP and was one of the largest independent LPG distributors in the world in terms of volume sold. “Item 4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Ultragaz — Competition.” As of December 31, 2017, we delivered LPG to an estimated 11 million households through a network of approximately 5,800 independent retailers in the bottled segment and to approximately 54 thousand customers in the bulk segment.

•	Ipiranga is one of the largest fuel distributor in Brazil, with, as of December 31, 2017, servicing a network of 8,005 service stations and 20.3% market share as of December 31, 2017 according to ANP. See “Item 4.B. Information on the Company — Business Overview — Fuel Distribution — Ipiranga — Competition.”

•	Oxiteno is one of the largest producers of ethylene oxide and its main derivatives in Latin America, a major producer of specialty chemicals and the sole producer of fatty-alcohols and related by-products in Latin America, according to IHS Chemical. Oxiteno has twelve industrial units: six in Brazil, three in Mexico, one in the United States, one in Uruguay and one in Venezuela and commercial offices in Argentina, Belgium, China and Colombia.

•	Ultracargo has a leading position in its sector, being the largest provider of liquid bulk storage in Brazil in terms of number of terminals and storage capacity, with six terminals and a storage capacity of 696 thousand cubic meters as of December 31, 2017.

•	Extrafarma is one of the leading drugstore chains in the North and Northeast of Brazil according to ABRAFARMA, with 394 drugstores and 2 distribution centers as of December 31, 2017.

The following chart simplifies our organizational structure as of the date hereof, showing our principal business units. For more detailed information about our current organizational structure, see “Item 4.C. Information on the Company — Organizational Structure.”

Our Strengths

Leading market positions across all businesses

Ultragaz is the largest LPG distributor in Brazil. In 2017, Ultragaz’s national market share was 23.6% according to ANP, and served approximately 11 million homes in the bottled segment and 54 thousand customers in the bulk segment. For the year ended December 31, 2017, Ultragaz’s total volume of LPG sold was 1.7 million tons.

Ipiranga is one of the largest fuel distributor in Brazil with a 20.3% market share in 2017 according to ANP, see “Item 4.B. Information on the Company — Business Overview — Fuel Distribution — Ipiranga — Competition”, and a network of 8,005 service stations as of December 31, 2017. In addition to the service stations, Ipiranga’s network has approximately 2.4 thousand am/pm convenience stores and 1.7 thousand Jet Oil franchises. In 2017, Ipiranga focused on its strategy of expansion of its network (branding unbranded stations, opening new stations and new customers). The implementation of Ipiranga’s business model – including its network of convenience stores and loyalty programs – in its service station network allows it to offer a broad range of products and services, which benefits consumers and resellers. The volume of fuel sold by Ipiranga in 2017 was 23.5 million cubic meters.

Oxiteno is a major producer of specialty chemicals and one of the largest producers of ethylene oxide and its principal derivatives in Latin America, according to IHS Chemical. Our chemical operations supply a broad range of market segments, particularly crop protection chemicals, food, cosmetics, detergents, packaging for beverages, thread and polyester filaments, brake fluids, petroleum and paints and coatings. For the year ended December 31, 2017, Oxiteno sold 790 thousand tons of chemical products. In Brazil, Oxiteno competes principally against imports.

Ultracargo is the largest provider of liquid bulk storage in Brazil, with six terminals and storage capacity of 696 thousand cubic meters as of December 31, 2017, with leading positions in the main ports in Brazil in which it operates.

Extrafarma is the sixth largest drugstore network in the country according to ABRAFARMA’s ranking, with 394 drugstores and 2 distribution centers as of December 31, 2017.

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

Highly efficient LPG distribution network

Ultragaz maintains an exclusive network of independent dealers. This network constituted approximately 5,800 dealers, which sells Ultragaz LPG bottles. In 2017, this has enabled Ultragaz to control the quality and productivity of its dealers leading to a recognition that we believe is associated with quality, safety and efficiency, and also to have frequent contact with LPG customers. In addition, in April 1995, Ultragaz was the first player to introduce LPG small bulk delivery in Brazil, with lower distribution costs than bottled distribution. Over the years, it has built a strong client base in this segment.

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

Flexibility across the petrochemical cycle

Oxiteno is one of the largest producers of ethylene oxide and its principal derivatives in Latin America. In 2017, 99% of its ethylene oxide production was used internally in the production of ethylene oxide derivatives, which can be roughly classified in two groups: specialty and commodity chemicals. Oxiteno is a major producer of specialty chemicals, which have traditionally higher margins and less exposure to petrochemical cycles than commodity chemicals. Oxiteno has also been heavily investing in the development of products derived from renewable raw materials, aiming at reducing its dependence on oil-based feedstock and expanding its product portfolio.

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

Strong operational track record

Our Company has exhibited a solid operational track record. Our EBITDA presented an average compound annual growth of 18% from 1998 to 2017, in spite of the overall macroeconomic volatility in Brazil and in the world during this same period. See “Item 3.A. Key Information — Selected Consolidated Financial Data” for more information about EBITDA. Our net income attributable to shareholders of the Company presented average compound annual growth of 21% from 1998 to 2017.

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

Increase market share in fuel distribution

Our sales strategy is to increase Ipiranga’s market share by converting unbranded stations to Ipiranga’s brand and by opening new service stations. In the Midwest, Northeast and North regions of Brazil, we have lower market share and consumption growth is higher than the national average, given the lower car penetration and faster-growing household income in these regions, which we believe presents opportunities for growth. Ipiranga’s strategy also includes expanding its logistics infrastructure to support the growing demand for fuels in Brazil and initiatives aiming at differentiating our products and services.

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

Ipiranga’s Posto Ecoeficiente project (Eco-Efficient service station) is one of the initiatives that reflect Ultrapar’s innovation philosophy. It aggregates, in a single project, innovative solutions and sustainable technologies, in harmony with the profitability of the service station for the reseller. This project offers solutions in the construction and operation of service stations that result in better use of resources, such as water and electricity, and reduction of wastage and residues. Ipiranga ended 2017 with 1,240 eco-efficient services stations.

In 2009, Ipiranga launched Km de Vantagens, a loyalty program through which customers and resellers may redeem rewards and benefits. With over 26 million participants, Km de Vantagens has served as an important platform, strengthening relationships with Ipiranga’s customers. Also as part of its differentiation strategy, Ipiranga launched in 2010 bakeries within its “am/pm” stores and became Brazil’s largest bakery franchise chain. As of December 31, 2017, there were 863 bakeries.

In 2012, among the initiatives of Ipiranga, we highlight the entrance in the segment of electronic payment for tolls, parking and fuels through ConectCar. Once installed on a vehicle’s windshield, ConectCar’s tag automatically opens toll gates at lower costs through a prepaid system. The client can buy the tag online or at Ipiranga’s service stations. At the end of 2017, ConectCar reached 970 thousand active tags, and is available in almost all toll roads in Brazil.

In 2014, Ipiranga launched a verticalized and integrated supply solution, concentrating logistics, sales to and service of am/pm convenience stores under a single umbrella structure: am/pm Suprimentos. This initiative aims to streamline am/pm operations, improve the franchisees’ competitiveness and ensure a higher quality product assortment, creating value for clients and franchisees. As of December 31, 2017, am/pm Suprimentos operated 4 distribution centers located in the states of Rio de Janeiro, São Paulo, Paraná and Rio Grande do Sul, which supplied am/pm convenience stores in those states with the main categories of products, except for tobacco and ice cream.

Also in 2014, Ipiranga launched Beer Cave, a new beer purchase experience at its am/pm convenience stores. The Beer Cave is a refrigerated container aimed at the retail consumer that stores more than 100 national and international brands of cold beers ready for consumption. As of December 31, 2017, there were 491 Beer Caves installed in Ipiranga’s franchisees premises.

In addition, in 2015, Ipiranga opened a new configuration of am/pm in São Paulo: an expanded concept of convenience comparable to small neighborhood supermarkets for urban service stations, with supply of fresh products – like fruits, vegetables, meats, flowers and a wider range of fast meals. Ipiranga also launched a flagship store, “am/pm Estação,” in the State of São Paulo, a model developed for highway service stations to provide long distances travelers with a broader array of convenience and personal care products distances drivers and travelers.

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

Ipiranga also launched a new gasoline called DT Clean in 2016, using one of the most modern fuel additive technologies and aims to restore the engine’s performance to its original state, while at the same time increasing the car’s useful life and efficiency. In addition, in 2017, Ipiranga launched Octapro, a high-octane gas that features a combination of cutting-edge additives and, among other benefits, helps engines reach their top power and improves driving performance.

In 2017, Ipiranga further strengthened the products offered at its am/pm stores with the launch of Wine Cave. In an air-conditioned wine cellar, customers can find a wide variety of wines, from 60 to 80 different labels, at the right temperature. As of December 31, 2017, there were four Wine Cave units installed in the states of Minas Gerais, São Paulo and Rio de Janeiro.

Take advantage of opportunities in the retail pharmacy business to expand our growth

On January 31, 2014, we concluded the Extrafarma Transaction, which marked our entry into Brazil’s retail pharmacy business. We believe the outlook of the retail pharmacy business in Brazil remains favorable, despite macroeconomic challenges in recent years, mainly due to (i) the aging population; (ii) greater access to medicines, especially due to the growing prominence of generic drugs; (iii) the general resilience of the retail pharmacy business compared to other retail markets in Brazil; and (iv) growing demand for personal care, wellness and beauty products. In addition, consolidation of the sector, supported by increasing formalization and consequent investments, is still in the incipient stages, and we intend to participate in this process.

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

For the bulk segment, Ultragaz strategy is focused on two areas. The first one is offering its clients mainly in industrial and agribusiness segments new applications for LPG. As a result, Ultragaz aims at expanding its participation in the use of LPG for localized heating, such as preheating of industrial furnaces, especially in steel, lead, asphalt manufacturing and metallurgical plants, and in new applications in agribusiness, such as drying grains and seeds, with greater operational and economic efficiency.

The second one is to invest in the expansion of the bulk LPG distribution to small- and medium-sized businesses, such as laundry shops, restaurants, bakeries, residential condominiums and steam car wash, on the basis of agile and convenience services.

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

On November 4, 2015, Ultrapar’s Board of Directors approved the expansion of Oxiteno’s specialty chemicals’ capacity in Pasadena (Texas) in the United States, by building an ethoxylation unit at its current site, which is expected to be concluded in 2018. The plant is located in one of the world’s most important chemical hubs, taking advantage of attractive conditions of raw materials, as well as highly efficient logistics infrastructure. The investment will expand Oxiteno’s footprint in the United States, focusing on local markets of agrochemicals, personal care, household and industrial cleaning, coatings and oil and gas. We expect that the new unit’s capacity will be 120,000 tons per year at its initial stage. Until December 31, 2017, the total amount invested in this plant was US$118 million.

Continue to enhance product mix at Oxiteno

We increased Oxiteno’s capacity to produce a variety of value-added ethylene oxide derivatives and other specialty chemicals in order to optimize its sales mix across petrochemical cycles. Oxiteno’s investments in research and development have resulted in the introduction of 86 new products during the last three years. Oxiteno will continue to invest in research and development focused on developing new products to meet clients’ needs. In addition, we intend to continue to focus Oxiteno’s sales in the Brazilian market, which allows us to continuously add value to our products. In 2017, Oxiteno’s research and development expenditures were R$53 million.

Maintain financial strength

We seek to maintain a sound financial position to allow us to pursue investment opportunities and enhance our shareholders’ return on their investment in our Company. Our net debt (consisting of loans, debentures and finance leases recorded as current and non-current liabilities, net of cash and cash equivalents and financial investments) as of December 31, 2017 was R$7,220.7 million, representing a 1.78 times net debt (consisting of loans, debentures and finance leases recorded as current and non-current liabilities, net of cash and cash equivalents and financial investments) to EBITDA ratio. We have been consistently distributing dividends to our shareholders. During the five years ended December 31, 2017, we have declared yearly dividends representing an average of 60% of our net income.

Key Financial Information

The table below sets forth certain financial information for us:

	Year ended December 31,
	2017	2016	2015	2014	2013
	(in millions of Reais)
Net revenue from sales and services	80,007.4	77,353.0	75,655.3	67,736.3	60,940.2
Net income attributable to Ultrapar’s shareholders	1,574.3	1,561.6	1,503.5	1,241.6	1,225.1
Net debt(1)	(7,220.7)	(5,715.3)	(4,928.4)	(3,975.1)	(3,425.9)

(1)	See footnote 5 under “Item 3.A. Key Information — Selected Consolidated Financial Data” for a more complete discussion of net debt and its reconciliation to information in our financial statements.

The table below sets forth the net revenue from sales and services for our principal businesses:

	Year ended December 31,
	2017	2016	2015	2014	2013
	(in millions of Reais)
Net revenue from sales and services(1)
Ultragaz	6,069.3	5,365.5	4,621.2	4,091.3	3,982.3
Ipiranga	67,730.9	66,407.3	65,349.8	58,830.1	53,384.1
Oxiteno	3,957.6	3,700.7	4,082.5	3,413.6	3,277.8
Ultracargo	438.4	355.4	315.5	346.5	332.1
Extrafarma(2)	1,869.5	1,578.2	1,336.3	1,101.3	—

(1)	Segment information for Ultragaz, Ipiranga, Oxiteno, Ultracargo and Extrafarma is presented on an unconsolidated basis. See “Presentation of Financial Information” for more information.
(2)	In 2014, reflects net revenue for the 11-month period from February 1, 2014, the date on which Extrafarma’s results of operations were consolidated into our financial statements, through December 31, 2014. For additional information, see “Presentation of Financial Information.”

The table below sets forth EBITDA for our principal businesses and us:

	Year ended December 31,
	2017	2016	2015	2014	2013
	(in millions of Reais)
EBITDA(1)
Ultrapar	4,063.5	4,216.7	3,953.3	3,157.9	2,918.0
Ultragaz	453.2	446.6	357.0	305.5	280.5
Ipiranga	3,136.5	3,080.5	2,768.8	2,288.0	2,029.6
Oxiteno	294.8	458.9	739.8	403.7	440.6
Ultracargo	124.1	171.2	26.3	166.9	157.5
Extrafarma(2)	24.0	37.1	28.7	29.8	—

(1)	See footnote 4 under “Item 3.A. Key Information — Selected Consolidated Financial Data” for a more complete discussion of EBITDA and its reconciliation to information in our financial statements.
(2)	In 2014, reflects EBITDA for the 11-month period from February 1, 2014, the date on which Extrafarma’s results of operations were consolidated into our financial statements, through December 31, 2014. For additional information, see “Presentation of Financial Information.”

Distribution of Liquefied Petroleum Gas

Industry and Regulatory Overview

Liquefied petroleum gas (LPG) is a fuel derived from the oil or natural gas refining process. In Brazil, 74% of local demand in 2017 was produced in local refineries and the remaining 26% was imported. LPG has the following primary uses in Brazil:

•	Bottled LPG – used primarily by residential consumers for cooking; and

•	Bulk LPG – used primarily for cooking and water heating in shopping malls, hotels, residential buildings, restaurants, laundries, hospitals and industries, with several other specific applications to each industrial process, such as furnace heating, asphalt production, among others.

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

Currently, the LPG distribution industry in Brazil consists of 16 LPG distribution companies or groups of companies, and is regulated by the National Petroleum Agency (ANP). The LPG distribution industry includes purchasing nearly all its LPG requirements from Petrobras, filling LPG bottles and bulk delivery trucks at filling stations, selling LPG to dealers and end users, controlling product quality and providing technical assistance to LPG consumers. See “— Industry and Regulatory Overview — The role of the ANP.” LPG produced by Petrobras, which represented 74% of total LPG sold in Brazil in 2017, is transported in pipelines and by trucks from Petrobras’ production and storage facilities to filling stations maintained by LPG distributors. The balance is imported by Petrobras into Brazil and stored in large storage facilities mostly maintained by Petrobras. The imported LPG is then transported from the storage facilities by pipeline and truck to the LPG distributors’ filling stations.

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

Since 2001, distributors have been allowed to freely establish retail prices, which were previously set by the Brazilian government. Until the end of 2001, the LPG refinery price charged by Petrobras to all LPG distributors was determined by the Brazilian government and was the same for all LPG distributors in all regions of Brazil. Historically, refinery prices have been subsidized by the Brazilian government. In January 2002, the Brazilian government abolished subsidies to refinery prices and Petrobras started to freely price LPG in the domestic market, adopting the international price plus surcharges as its benchmark. However, the Petrobras refinery price of LPG is still subject to the Brazilian government influence when the government deems appropriate. Refinery prices of LPG in Reais remained unchanged from May 2003 to the end of 2007, despite increases in oil and LPG prices in the international markets, which were partially offset by the appreciation of the Real compared to the U.S. dollar, reducing the difference between LPG prices in Brazil and in the international markets. Since 2008, Petrobras has increased LPG refinery prices for commercial and industrial usage sporadically. In 2017, LPG refinery prices were adjusted more frequently, as shown below:

	Jan-08	Apr-08	Jul-08	Jan-10	Dec-14	Sep-15	Dec-15	Dec-16
Commercial and Industrial LPG (% adjustment)	15%	10%	6%	6%	15%	11%	4%	12%

	Apr-17	Jul-17	Aug-17	Sep-17	Nov-17	Dec-17
Commercial and Industrial LPG (% adjustment)	-4.0%	-5.2% and 8.0%	7.2%	2.3% and 7.9%	6.5%	5.3%

The LPG refinery price for residential use remained unchanged from May 2003 to September 2015, when Petrobras increased prices by 15%. In the last few years, Petrobras’ practice has been not to immediately reflect in its oil derivatives prices in Brazil the volatility of international prices of oil and oil derivatives. However, in June 2017, the dynamic of LPG prices supplied by the distributors was modified to reflect international price volatility and exchange rate variation, as shown below:

	Mar-17	Jun-17	Jul-17	Aug-17	Sep-17	Oct-17	Nov-17	Dec-17
Residential LPG (% adjustment)	9.8%	6.7%	-4.5%	6.9%	10.7% and 6.9%	12.9%	4.5%	8.9%

For residential use, the price dynamic for LPG acquisition was adjusted at the refineries in January 2018 to soften the transfer of price volatility in the international market to the domestic price. The period for verification of international prices and currency rates which dictate the percentages of price adjustment will be the average of the preceding twelve months and no longer the monthly variation and price movement will now become quarterly and not monthly.

In 2015 and 2016, Petrobras’ average refinery price was US$331 per ton and US$356 per ton, respectively, compared with the average international price of US$254 per ton and US$270 per ton, respectively. In 2017, Petrobras’ average refinery price was US$484 per ton compared with the average international price of US$401 per ton.

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

In order to operate in Brazil, an LPG distributor must be licensed with the ANP and must comply with certain minimum operating requirements, including:

•	maintenance of sufficient LPG storage capacity;

•	maintenance of an adequate quantity of LPG bottles;

•	use of bottles stamped with the distributor’s own brand name;

•	possession of its own filling plant;

•	appropriate maintenance of LPG filling units;

•	distribution of LPG exclusively in areas where it can provide technical assistance to the consumer either directly or indirectly through an authorized dealer; and

•	full compliance with the Unified Suppliers Registration System (Sistema Único de Cadastramento Unificado de Fornecedores – SICAF).

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

The self-regulatory code/ANP Resolution 49/2016 and 51/2016. In August 1996, most of the Brazilian LPG distributors, representing more than 90% of the market, bottle manufacturers, LPG transportation companies and certain LPG retail stores, under the supervision of the Brazilian government, entered into a statement of intent regarding the establishment of a program for “requalifying” LPG bottles (a process under which they undergo safety and quality checks) and other safety procedures, known as the “Self-Regulatory Code” or “Código de Auto-Regulamentação.” See “— Ultragaz — Bottle swapping centers” and “— Ultragaz — Requalification of bottles.” Before the Self-Regulatory Code came into effect, certain LPG distributors, not including Ultragaz, would fill bottles stamped with another distributor’s brand. This practice resulted in a low level of investment in new bottles, giving rise to concerns regarding the safety of older bottles. The Self-Regulatory Code provides, among other things, that:

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

Ruling 334 set forth the following timetable for the implementation of the measures adopted under the Self-Regulatory Code:

•	the construction of at least 15 bottle swapping centers, starting in November 1996 (see “— Ultragaz — Bottle swapping centers” and “— Ultragaz — Requalification of bottles”);

•	the filling of third-party bottles which ceased in October 1997;

•	the requalification of 68.8 million bottles manufactured up to 1991 starting in November 1996; and

•	the requalification of 12.8 million bottles manufactured between 1992 and 1996 starting in November 1996.

The Self-Regulatory Code was replaced by ANP Resolution 49/2016 and 51/2016, which regulates the distribution of LPG activities.

Ultragaz itself was required to requalify 13.8 million bottles before November 2006 and an additional 10.7 million bottles by November 2011. Ultragaz requalified 3.0 million bottles, 2.5 million bottles and 2.6 million bottles in 2015, 2016 and 2017, respectively. In 2018, Ultragaz expects to requalify approximately 2.4 million bottles.

Environmental, health and safety standards. LPG distributors are regulated by ANP and subject to Brazilian federal, state and local laws and regulations relating to the protection of the environment, public health and safety. The National Council of the Environment (Conselho Nacional do Meio Ambiente – CONAMA), the Ministry of Labor and Employment (Ministério do Trabalho e Emprego), and the Ministry of Transport (Ministério dos Transportes), are the primary regulators of LPG distribution at the federal level.

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

Ultragaz

We distribute LPG through Ultragaz. Founded in 1937, we were the first LPG distributor in Brazil. At that time, Brazilians used wood stoves and, to a lesser extent, alcohol, kerosene and coal stoves. Ultragaz was the leading company by sales volume in the Brazilian LPG market as of December 31, 2017.

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

Distribution of bulk LPG is largely carried out through 190 kg storage tanks installed on its clients’ premises. Since 1997, Ultragaz operates small- and medium-sized bulk delivery facilities with bob-tail trucks, known together as UltraSystem, which deliver LPG in bulk mainly to residential buildings, commercial and industrial clients. Ultragaz’s clients in the commercial sector include shopping centers, hotels, residential buildings, restaurants, laundries and hospitals. Ultragaz’s trucks supply clients’ stationary tanks using a system that is quick, safe and cost effective.

Ultragaz’s bulk sales include large industrial clients, including companies in the food, metallurgical, steel and home and personal care sectors that have large fixed tanks at their plants. In the case of large volume consumers, Ultragaz is competing with other highly competitive energy sources such as natural gas, diesel, wood, fuel oil and electricity.

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

Ultragaz’s strategy for bulk LPG distribution is to continue its process of product and service innovation. Ultragaz has a team to identify the needs of each bulk LPG client and to develop technical solutions for using LPG as an energy source. Furthermore, in 2015 Ultragaz started operating under a new concept for the small and medium business clients, named Ultrapronto. As an innovative concept in the LPG industry, Ultrapronto represents a more agile and complete service to the client, including client prospection, setup of equipment, logistics and after-sale service, and permeates the entire value chain of the bulk segment, based on: (i) differentiated value proposition for the client, (ii) standardization of processes, in order to enable the service to client, and (iii) rationalization of the installation process (30% of time reduction on average).

The table below shows Ultragaz’s sales of LPG to clients of bottled and bulk LPG:

	Year ended December 31,
Client category	2017	2016	2015
	(in thousands of tons)
Bottled LPG
Residential delivery by Ultragaz / Ultragaz owned retail stores	61.1	60.4	63.2
Independent dealers(1)	1,139.8	1,137.0	1,104.5

Total bottled LPG	1,201.0	1,197.5	1,167.8
Total bulk LPG	544.8	562.8	528.8

Total tons delivered	1,745.7	1,760.3	1,696.6

(1)	Includes residential deliveries and distribution through retailers’ stores.

Residential delivery has evolved during the last years from primarily door-to-door to a scheduled, order by phone or app.

LPG distribution is a very dynamic retail market where consumers’ habits change constantly, thus creating opportunities for the company. In order to more closely track market developments and differentiate itself from its competitors, Ultragaz has developed and enhanced sales channels and payment methods. In the last decade, the company expanded the participation of Disk Gás (sale of LPG bottles by telephone) and, more recently, introduced ordering through a smartphone app (Ultragaz Connect) and through a website (Pedido Online). These initiatives provide customers with greater convenience add further value and generate logistic optimization to Ultragaz. The same principles have been extended to the bulk segment, in which Ultragaz is a pioneer and has a leading position, and where it has been developing new usages for its products, such as localized heating for the ignition of industrial furnaces, mainly in lead, iron and steel industries, and a steam car washing product for Ipiranga resellers and other entrepreneurs, which uses steam to substitute the traditional car wash, reducing substantially the usage of water. Ultragaz also began offering new solutions that make it an alternative or supplement for companies located in areas supplied with natural gas. Lastly, tracking consumption trends in the bulk segment, Ultragaz intensified its unique account billing service in residential condominiums, through which it provides individual gas bills.

Given Ultragaz’s network and reach to the most remote communities in Brazil, it has engaged in a series of initiatives and partnerships to promote social inclusion, education and culture. The table below shows the most relevant ones:

Project	Year of launch	Brief description
Ultragaz Cultural	2000	• Series of shows, movies, theater, literature, music and educational workshops • 2008 – 2017: served more than 199 thousand children in 22 states in Brazil

Partnership with Ministry of Health	2008

•   Awareness and educational campaigns to address diseases prevention, such as dengue, Zika virus, H1N1 and yellow fever, as well as other basic health concerns

•   2009 – 2017: reached more than 120 million people

United Nations Partnership	2009	• Ultragaz is a signatory of the UN Global Compact • In 2016, Ultragaz joined the 17 Objectives of Sustainable Development

Junior Achievement	2009	• The largest and oldest organization in Brazil dedicated to educating youth in business • 2017: 265 volunteers were involved in 13 states in Brazil, benefiting more than 2,800 students

“Pega Pilhas, Baterias e Celulares”	2012	• Collection and disposal of used batteries in Ultragaz’s consumers’ households • 2017: almost 1 ton of batteries collected in 10 states in Brazil

“Campanha Junte Óleo: Ultragaz Coleta e Soya Recicla” – Partnership with Bunge and Triângulo Institute, a NGO	2013

•   Cooking oil recycle campaign to avoid its disposal into drinkable water sources

•   2015: the project won the 14th Marketing Best Sustainability Award

•   2017: over 800,000 liters of oil collected, reaching 450,000 Brazilian households with approximately 400 resellers involved

Partnership with BNDES	2014

•   Improvement of the infrastructure of Brazilian cooperatives of recyclable materials and training of the cooperative members in basic management tools

•   2014 – 2015: carried out in six cities in Brazil

“Somar Sustentabilidade”	2014	• A project that aims to foster sustainability concept and practices among its resellers • By the end of 2017, more than 400 resellers had participated

Ultragaz Sustainable Shop	2014

•   A LPG Shop constructed according to USGBC (United States Green Building Council) criteria, seeking to be accredited by LEED (Leadership in Energy and Environmental Design) and AQUA (High Environmental Quality) certifications

•   The first store was launched in 2014 in São Paulo, and the second one in 2016 in Ceará

CDP Partnership	2015

•   With the support of CDP, Ultragaz promotes training with its critical suppliers about CO2 emissions, encouraging them to develop inventories for greenhouse gas emissions

•   2017: 43 supplies were involved

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

Ultragaz delivers bottled LPG, using a distribution network, which as of December 31, 2017 included approximately 5,800 independent dealers. As of December 31, 2017 Ultragaz had a fleet of 38 vehicles for the delivery of gas bottles and 306 for bulk delivery.

Bottled sales capacity derives from the number of bottles bearing Ultragaz’s brands. Ultragaz estimates that, as of December 31, 2017, there were 25.4 million 13 kg bottles stamped with Ultragaz’s brands in the market.

Independent dealers. Ultragaz’s independent distribution network ranges from large dealers, which carry out extensive home delivery, to single retail stores, which sell small quantities of LPG bottles. Until the enactment of ANP Rule 297 on November 18, 2003, independent dealers needed only to be registered with ANP for the sale of LPG bottles. No licenses were required except for those required by the fire department and the municipal authorities. Rule 297 established that the independent dealers must be registered with ANP and comply with a list of prerequisites contained in such rule, as well as those required by law for the storage of bottles up to 90 kg. Also, each municipality sets forth its own safety regulations applicable to stores that sell LPG, including a minimum distance from certain locations, such as schools. For the year ended December 31, 2017, 95% of Ultragaz’s bottled LPG sales were made through independent dealers. The agreements entered into between Ultragaz and independent dealers require the use of the Ultragaz brand and the display of the Ultragaz logo in the delivery vehicles and on the uniforms worn by delivery personnel. Proprietary rights in the trademark and logo are retained by Ultragaz and are duly registered with the National Institute of Industrial Property (INPI —Instituto Nacional de Propriedade Industrial). All contracted dealers are Ultragaz’s exclusive representatives. Under the terms of the respective contracts, each dealer agrees not to deliver non-Ultragaz LPG bottles.

Ultragaz understands that investing in the efficiency of its reseller network is key for staying ahead of competition and at the same time aligned with market demand for LPG. Accordingly, Ultragaz has developed several programs aimed at improving resellers’ management quality and standards.

The main tool is the Programa de Qualificação de Revendas (Reseller Qualification Program), which seeks to standardize Ultragaz’s resellers’ best management practices, including brand standardization, management quality, and strict compliance with the laws applicable to the industry. Through an assessment process, resellers are classified into categories (blue diamond, diamond, golden, bronze and opportunity), allowing the participants to check their performance compared to Ultragaz’s excellence standards and stimulating constant improvement. In 2017, approximately 4.7 thousand resellers participated in the program – a significant increase compared to 2008, when the program began with approximately 750 resellers evaluated. Out of the resellers that participated in the program in 2017, 72% (or 3.4 thousand) were qualified as bronze or above, in line with 2016 (73%) and 2015 (73%), attesting their compliance with most of Ultragaz’s quality requirements. In addition to the Reseller Qualification Program, Ultragaz has been deploying new initiatives to improve the efficiency of its resellers, such as the pre-operation training programs, aiming to accelerate their maturing process and anticipate financial results, increasing success rates among the new resellers, comprised of courses focused on key aspects of LPG operations, marketing and cash flows, among others.

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

Bottle swapping centers. Pursuant to the Self-Regulatory Code, established in 1996 and approved by ANP, the LPG distributors have established 9 operating swapping centers to facilitate the return of the bottles to the appropriate distributor. Under the Self-Regulatory Code, while LPG distributors may pick up any empty LPG bottles tendered by customers in exchange for full LPG bottles, whether or not such empty bottles were put in circulation by that distributor, after October 1997, LPG distributors were not permitted to refill third-party bottles. Accordingly, LPG distributors may deliver third-party bottles to a swapping center where such bottles may be exchanged for bottles placed in circulation by such LPG distributor. The swapping centers currently charge a fee of R$ 0.56 per exchanged LPG bottle.

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

Since 2001, distributors have been allowed to freely establish retail prices, which were previously set by the Brazilian government. Until the end of 2001, the LPG refinery price charged by Petrobras to all LPG distributors was determined by the Brazilian government and was the same for all LPG distributors in all regions of Brazil. Historically, refinery prices have been subsidized by the Brazilian government. In January 2002, the Brazilian government abolished subsidies to refinery prices and Petrobras started to freely price LPG in the domestic market, adopting the international price plus surcharges as its benchmark. However, the Petrobras refinery price of LPG is still subject to the Brazilian government influence when the government deems appropriate. Refinery prices of LPG in Reais remained unchanged from May 2003 to the end of 2007, despite increases in oil and LPG prices in the international markets, which were partially offset by the appreciation of the Real compared to the U.S. dollar, reducing the difference between LPG prices in Brazil and in the international markets. Since 2008, Petrobras has increased LPG refinery prices for commercial and industrial usage sporadically. In 2017, LPG refinery prices were adjusted more frequently, as shown below:

	Jan-08	Apr-08	Jul-08	Jan-10	Dec-14	Sep-15	Dec-15	Dec-16
Commercial and Industrial LPG (% adjustment)	15%	10%	6%	6%	15%	11%	4%	12%

	Apr-17	Jul-17	Aug-17	Sep-17	Nov-17	Dec-17
Commercial and Industrial LPG (% adjustment)	-4.0%	-5.2% and 8.0%	7.2%	2.3% and 7.9%	6.5%	5.3%

The LPG refinery price for residential use remained unchanged from May 2003 to September 2015, when Petrobras increased prices by 15%. In the last few years, Petrobras’ practice has been not to immediately reflect in its oil derivatives prices in Brazil the volatility of international prices of oil and oil derivatives. However, in June 2017, the dynamic of LPG prices supplied by the distributors was modified to reflect international price volatility and exchange rate variation, as shown below:

	Mar-17	Jun-17	Jul-17	Aug-17	Sep-17	Oct-17	Nov-17	Dec-17
Residential LPG (% adjustment)	9.8%	6.7%	-4.5%	6.9%	10.7% and 6.9%	12.9%	4.5%	8.9%

For residential use, the price dynamic for LPG acquisition was adjusted at the refineries in January 2018 to soften the transfer of price volatility in the international market to the domestic price, The period for verification of international prices and currency rates which dictate the percentages of price adjustment will be the average of the preceding twelve months and no longer the monthly variation and price movement will now become quarterly and not monthly.

We cannot guarantee that this trend will continue. Any sharp increase in LPG prices charged to LPG distributors could have an impact on Ultragaz’s results if it is unable to maintain its operational margins or sales volume.

In 2015 and 2016, Petrobras’ average refinery price was US$331 per ton and US$356 per ton, respectively, compared with the average international price of US$254 per ton and US$270 per ton, respectively. In 2017, Petrobras’ average refinery price was US$484 per ton compared with the average international price of US$401 per ton. See “— Industry and Regulatory Overview — The role of the Brazilian government.”

Storage of LPG. On December 31, 2017, Ultragaz’s storage capacity was approximately 19.7 thousand tons, including Utingás’ storage capacity. Based on its 2017 average LPG sales, Ultragaz could store approximately 3.4 days of LPG supply. Accordingly, an interruption in the production of LPG may result in shortages, such as the one that occurred during the Petrobras strike in 1995.

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

Competition. Ultragaz’s main competitors are:

•	Liquigás, which was acquired by Petrobras in June 2004 from the ENI Group and has been operating in the Brazilian LPG distribution sector for more than 60 years;

•	Supergasbras, formed by the merger of Minasgás S.A., founded in 1955, and Supergasbras S.A., founded in 1946, and controlled by SHV Energy, a major multinational LPG distributor, which operates through its two separate brands, Minasgás and Supergasbras; and

•	Nacional Gás Butano, a Brazilian LPG distributor, which has been present in the market for more than 60 years.

The following table sets forth the market share of Ultragaz and its competitors in terms of volume according to ANP:

	Year ended December 31,
LPG Distributor	2017	2016	2015
Ultragaz	23.6%	23.8%	23.2%
Liquigás	21.6%	21.7%	22.6%
Supergasbras	20.1%	20.5%	20.4%
Nacional Gás Butano	19.5%	19.3%	19.2%
Others	15.1%	14.7%	14.6%

Total	100.0%	100.0%	100.0%

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

In addition to competing with other LPG distributors, Ultragaz competes with companies that offer alternative energy sources to LPG, mainly natural gas, and other sources such as wood, diesel, fuel oil and electricity. Natural gas is currently the principal source of energy against which we compete. In addition, the supply of natural gas requires significant investments in pipelines. While fuel oil is less expensive than LPG, LPG has performance and environmental advantages over fuel oil in most uses.

In 2015, the Brazilian LPG market decreased by 1.5% compared to 2014, mainly driven by the decrease of 5.4% in the bulk segment compared to 2014, mostly due to the continued worsening of the economic environment in Brazil. In 2016, the Brazilian LPG market increased by 1.2% compared to 2015, driven by an increase in both segments. The bottled segment grew by 1.2% over 2015, given its resilient nature as an essential good and the bulk segment grew by 1.1% compared to 2015, due to new clients entering this market in 2016. In 2017, the Brazilian LPG market remained stable compared to 2016. The bottled segment increased by 0.6%, and the bulk segment decreased by 1.8%.

The following graph shows LPG sales volume for the Brazilian market and Ultragaz for the periods indicated:

Source: ANP (volume for 2006 according to Sindigás)

Income tax exemption status. Brazilian legislation provides a benefit of 75% income tax reduction for businesses located in the northeast region of Brazil, which depends of SUDENE’s formal and previous consent. The tax benefits that Bahiana’s filling plant located at Caucaia benefited from expires in 2025. Mataripe’s plant has renewed its 75% income tax reduction until December 2024, based on investments made to increase production capacity and on the modernization of the facility. Also, Suape’s plant is entitled to this tax benefit until 2018. The tax benefits for Aracaju’s plant expired in 2017 and the subsidiary will file a request for extension of SUDENE benefit for an additional period of 10 years. In July 2017, a new request was filed and the benefit was granted by SUDENE until 2026 due to productive unit implementation for its Juazeiro plant. In March 2018, the SUDENE’s approval was authorized by Brazilian Federal Revenue Service. The total amount of SUDENE’s income tax exemption for Bahiana for the years ended December 31, 2017 and 2016 was R$3.0 million and R$28.5 million, respectively. For further information, see Note 9(c) to our 2017 consolidated financial statements.

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

Fuel Distribution

Industry and Regulatory Overview

The Brazilian fuels market comprises the distribution and marketing of gasoline, ethanol, diesel, fuel oil, kerosene and natural gas for vehicles (NGV). In 2017, diesel represented 46% of the fuels distributed in Brazil, followed by gasoline, ethanol, fuel oils, NGV and kerosene, each of which represented 37%, 12%, 3%, 2% and less than 0.01%, respectively.

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

In December 2017, credit in Brazil reached 47% of GDP, compared to 50% in December 2016, 54% in December 2015, 59% in December 2014 and 56% in December 2013. In 2017, the domestic dynamics gradually recovered throughout the year, with an improvement in real average income although continued high unemployment rates. Sales of vehicles were positively impacted, posting a 9.4% increase after four years of decline. According to ANFAVEA, approximately 2.2 million new light vehicles were registered in Brazil in 2017 (2.0 million in 2016). The average light vehicle fleet increased by 1.3% in 2017, reaching more than 41 million by the end of the year. Among the total vehicles sold in 2017, 89% were flex-fuel vehicles, which have engines adapted to operate using either gasoline or ethanol, or by any combination of the two, 3% were gasoline-only fueled vehicles, 8% were diesel-only and 0.2% were electric vehicles. Since the launching of flex-fuel vehicles in Brazil in 2003, 30.5 million flex-fuel cars were sold in Brazil.

Moreover, recent changes to legislation and inspection in the fuel distribution sector have helped to progressively curb unfair competition, creating a level playing field. These improvements should benefit the formal market by capturing the volume from the grey market.

According to ANP, the distribution of fuels (gasoline, ethanol and diesel) is made mainly through three channels, as follows:

•	Service stations (86% of the market in terms of volume in 2016, last available data), which serve final retail consumers;

•	Large consumers (9% of the market in terms of volume in 2016, last available data), mainly industries and fleets; and

•	Retail — wholesale resellers — TRR (4% of the market in terms of volume in 2016, last available data), specialized resellers that distribute diesel to medium and small volume end-users.

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

Oil-derivative products are transported from refineries and port terminals to storage terminals via pipelines, coastal, river shipment and trucks. Transportation of oil-derivative products between primary and secondary storage terminals is provided by pipeline, railroads, trucks and coastal or river barges. Ethanol is transported from the many distilleries to primary and secondary storage bases by trucks and railroads. Delivery to service stations, large consumers and TRRs is made exclusively by trucks.

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

Since January 2008, under the Biodiesel Program, distributors have been required to include a percentage of biodiesel in the volume of diesel sold, in order to reduce greenhouse gas emissions. In addition, this program has also the social purpose of encouraging and developing small agriculture producers of biodiesel raw materials. From January 2008 to June 2008, the biodiesel mix requirement was 2%. On July 1, 2008 and 2009, the biodiesel mix requirement was increased to 3% and to a further 4%, respectively. On January 1, 2010, the biodiesel mix requirement was increased to 5%, on July 1, 2014 to 6% and on November 1, 2014 to 7%. In March 2016, the government enacted Law 13,263, which increased the required percentage of biodiesel mix to diesel to 8% starting in March 2017, with the expectation of reaching up to 10% by 2019 (or 15%, subject to technical testing of engines). On March 1, 2017, the biodiesel mix was increased to 8%, and on November 9, 2017, the National Council of Energy Policy published CNPE 23/2017 Resolution increasing the biodiesel mix requirement to 10% as of March 1, 2018.

As of January 2018, there were 153 fuel distributors authorized by ANP to operate in Brazil.

Supply. Petrobras is currently the only relevant domestic supplier of oil derivatives, accounting for 99% of Brazilian production. There are currently 17 oil refineries in Brazil, of which Petrobras owns 13. Petrobras’s total refining capacity in 2017 was 372 thousand cubic meters per day. Brazilian refineries are located predominantly in the South and Southeast regions of Brazil. The overall product yield for these refineries in 2017 was 38% diesel, 25% gasoline, 11% fuel oil, 7% LPG and 19% other products, including naphtha. In 2017, 79% of oil derivates was supplied by local refineries and the remaining 21% was imported.

Ethanol is purchased from various producers. In 2017, there were 365 mills in Brazil, which produced approximately 28 million cubic meters of ethanol, 42% of which was anhydrous ethanol and the rest of which was hydrated ethanol. Brazil’s supply of anhydrous and hydrated ethanol is seasonal and depends mostly on the sugarcane harvest. Since July 2017, four corn-based ethanol plants have been operating in the Midwest region of Brazil. In 2017, 94% of such supply came from Central and Southern Brazil and the remainder of which came from Northern Brazil.

Biodiesel is purchased from the many producers of biofuels in Brazil, and its main raw materials are tallow and soy seeds. As of December 31, 2017, there were 48 biodiesel producers, located predominantly in the Midwestern region. Brazil’s biodiesel production in 2017 was 55% of its total production capacity. Since January 2008, which was the first year of the Biodiesel Program, Petrobras has been required to purchase biofuels in auctions promoted by ANP and supply distributors with amounts of biodiesel corresponding to the proportional volume of diesel purchased. This policy aims to prevent distributors from selling diesel without including the minimum required amount of biodiesel.

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

Due to the Real depreciation and to the fact that the average cost of oil derivatives imported from the international markets was higher than the price practiced by Petrobras in the Brazilian market, (i) in January 2013, Petrobras increased gasoline and diesel prices by 6.6% and 5.4%, respectively; (ii) in March 2013, Petrobras announced a new adjustment in diesel price, of 4.9%; and (iii) in November 2013, Petrobras increased gasoline and diesel prices by 4.0% and 8.0%, respectively. In November 2014, Petrobras announced another increase in the gasoline and diesel prices by 3.0% and 5.0%, respectively.

In January 2015, the Brazilian government announced the return of the CIDE tax and the increase in the PIS and COFINS taxes on fuel, with an impact of R$220 per cubic meter for gasoline and R$150 per cubic meter for diesel, valid from February 1, 2015. On September 30, 2015, Petrobras announced a new increase in gasoline and diesel prices of 6.0% and 4.0%, respectively.

In October 2016, a new pricing for gasoline and diesel was established with the objective of, among other aspects, controlling fluctuating prices according to international references on a monthly basis. Therefore, gasoline and diesel prices became directly influenced by the international prices and the Real/U.S. dollar exchange rate. Under the new pricing dynamic, gasoline prices were reduced by 3.2% and 3.1% and increased by 8.1%, respectively, in October, November and December 2016. On the same occasions, diesel prices were reduced by 2.7% and 10.4% and increased by 9.5%.

In July 2017, the new price dynamic was updated in order to make daily price adjustments based on international references and the Real/U.S. dollar exchange rates. Also, in July 2017, Brazilian Government announced an increase in PIS and COFINS taxes for gasoline and diesel. On gasoline the taxes levied increased from R$381.6 to R$792.5 per cubic meter, while for diesel it jumped from R$248.0 to R$461.5 per cubic meter.

The following graphs show the price volatility of fuels acquired by the distributors from the refineries:

Ethanol prices are deregulated, being freely charged by the ethanol producers. In order to curb unfair competitive practices in the ethanol sales, some measures have been taken by the government, supported by Plural members. In April 2008, it became mandatory for fuel producers and distributors, as well as TRRs, to issue electronic tax invoices in all the states of Brazil. In addition, in June 2008 the government, through the Brazilian Congress, enacted the Law 11,727/08, based on the Provisional Measure 425 (Medida Provisória 425), which came into force in October 2008. Under this law, two initiatives were imposed to prevent tax evasion: (i) increasing the proportion of collection of PIS and COFINS taxes at distilleries from 25% to 40% and (ii) requiring distilleries to install flow meters (medidores de vazão) to control the output of ethanol, however this initiative was not implemented due to technical aspects. In 2009, ANP started to track sales of methanol. The blending of methanol with ethanol is an example of product adulteration practiced by certain distributors or gas station owners, mainly in the State of São Paulo. On May 7, 2013, the government adopted the Provisional Measure 613 (Medida Provisória 613), which, among other resolutions, granted tax incentives to ethanol producers and to chemical producers through PIS and COFINS tax credits and reductions. As a result, all PIS and COFINS taxes levied on ethanol, which corresponded to R$120 per cubic meter as of December 31, 2013, were collected by the producers, and they received a R$120 per cubic meter tax credit to offset the increased PIS and COFINS taxes levied on ethanol. However, in January 2017, PIS and COFINS taxes for ethanol producers were reestablished at R$120 per cubic meter, without any corresponding credit.

In July 2017, the Brazilian Government announced an increased in PIS and COFINS taxes for ethanol. For ethanol producers, taxes levied increased from R$120.0 to R$130.9 per cubic meter and for ethanol distributers went from zero to R$110.9 per cubic meter.

In accordance with the publication of the Law No. 11,097 on January 13, 2005, the National Biodiesel Program (Programa Nacional de Biodiesel) was created. Since 2008, a certain amount of biodiesel has been required to be added to diesel. In addition, some changes were required in the distributors’ facilities, as well as the restructuring of its logistics. In March 2016, the government enacted Law No. 13,263, which amended Law No. 11,097 and increased the required percentage of biodiesel mix to diesel to 8% by 2017, reaching up to 10% by 2019, or 15%, subject to technical testing of engines. On March 1, 2017, the biodiesel mix was increased to 8%, and on November 9, 2017, the National Council of Energy Policy published CNPE 23/2017 Resolution increasing the biodiesel mix requirement to 10% as of March 1, 2018.

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

In November 1995, Petrobras’ monopoly was removed from the federal constitution by a constitutional amendment approved by the Brazilian Congress. According to this amendment, other state and private companies are permitted to compete against Petrobras in virtually all fields in which Petrobras operates. This amendment was also reflected in Law No. 9,478, dated August 6, 1997, which limited Petrobras’ monopoly to a maximum period of three years. Law No. 9,478 prescribed that the termination of Petrobras’ monopoly would be accompanied by the deregulation of oil, gas and oil-derivative product prices, and created a new regulatory agency, the ANP, to oversee all oil-related activities. However, in practice, Petrobras still remains basically the largest domestic oil-derivative supplier of oil and oil-related products, including naphtha, LPG and oil-derivative fuels in Brazil, even though there are no legal restrictions on the operations of other suppliers or to imports.

Since 1971, Petrobras has acted in the Brazilian fuel distribution market through its subsidiary BR. BR is the leader in the fuel distribution market, with market share of 26.6% in 2017, according to ANP.

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

The role of the ANP. The ANP is responsible for the control, supervision and implementation of the Brazilian government’s policies with respect to activities related to oil, natural gas and biofuels. The ANP regulates all aspects of the industry, from the exploration and/or production, transportation to the sale of these products, including product quality standards and to the minimum storage capacities required to be maintained by distributors with respect to oil and oil products in Brazil. Prior to 1999, there were no formal requirements imposed by the Brazilian government on the fuel distribution segment. Distributors were only required to register with the national department of fuels or the national Petroleum Agent or the National Agency prior to starting operations. On December 30, 1999, the ANP established through Resolution No. 202, a number of requirements, with which all distributors must comply. In October 2014, the ANP Resolution No. 202 was replaced by Resolution ANP No 58/2014. Under the new rules, a fuel distributor, in order to operate in Brazil, must obtain an operating authorization and meet certain minimum requirements of operation, including:

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

Regulation. Distributors are prohibited from operating service stations, other than for training purposes or for the development and testing of new products and services, and therefore, service stations are operated by independent resellers. Three types of arrangements between distributors and service station operators are generally used in the fuels industry: (i) the distributor owns land, equipment and buildings for a service station that it leases to an operator, (ii) a third party owns land, leases it to a distributor who constructs a service station facility or makes improvements to an existing facility and leases the station to an operator and (iii) the operator or a third party owns the land and constructs a service station facility or makes improvements to an existing facility, which is typically financed by the distributor (the most common practice in Brazil). Agreements between distributors and operators of service stations are generally exclusive for a given period. In exchange for being an exclusive reseller, the operator is granted the right to operate under the distributor’s brand name. The agreement might also include provisions related to the leasing of pumps and tanks, layout standards, training, quality control, technical and financial support, marketing and advertising support and franchises for complementary services, such as convenience stores (am/pm) and lubricant servicing franchises (Jet Oil).

Plural (formerly, Sindicom) is the association that represents the interests of major Brazilian fuel distributors, with its members controlling 67.7% of the Brazilian fuel market in 2017. The association was formed in 1941 and its primary purpose is to promote uniform standards for industry regulation and to provide a forum in which members can discuss matters affecting the industry. Plural represents its members in discussions before federal and state governmental bodies and presents its members perspectives on relevant laws and regulations, including those relating to taxation, operations, industrial and occupational safety and environmental protection.

During the 1990s, when the process of deregulation began in the fuel distribution sector in Brazil, a number of parties entered the market with a business model based on cost advantages derived from anticompetitive practices through fuel adulteration and tax evasion, including (i) diluting gasoline by mixing solvents or adding anhydrous ethanol in an amount greater than the permitted by applicable law (anhydrous ethanol has its taxation incorporated into gasoline “A” and is historically cheaper than gasoline), (ii) non-payment of federal taxes on fuels, taxes on gross revenues and state value-added taxes and (iii) selling anhydrous ethanol mixed with water as hydrated ethanol. Such practices have enabled these players, all of them non-Plural distributors, to increase their market share by charging artificially lower prices also based on artificially lower costs. Plural distributors, including Ipiranga, have taken, individually and collectively, a number of actions targeted at reducing or eliminating the effects of these anticompetitive and illegal practices.

Among the actions taken were:

(i) significant interaction with the Brazilian judiciary, including holding seminars for judges and prosecutors concerning the problems facing the industry and directly participating in tax litigation involving distributors that are not Plural members, (ii) sponsorship of the development of a chemical coloring solvent that is added to anhydrous ethanol, in order to prevent the addition of water (and later to be sold as hydrated ethanol), (iii) support of ANP resolution that restricts the sale of hydrated ethanol by producers to distributors and prohibits sales by producers to resellers or end-consumers; (iv) support of ANP resolution that forbids distributors to sell fuels to resellers operating under another brand, except for white-flag dealers, who operate without a brand; (v) contribution to the development of CODIF, a system that electronically controls the collection of value-added taxes on fuel sales, (vi) support in the implementation of electronic invoices at the federal level, concluded in 2008, (vii) support for ANP regulation which established brand definition and the obligation of disclosing the origin of the fuels in order to inhibit certain distributors from using a fake brand (known as cloned stations); and (viii) the suggestion of several other measures, supported by ANP, including focusing the collection of PIS and COFINS on distilleries and the installation of flow meters, which were included in Law 11,727/2008. As a result of these efforts, the more regulated market is leading to the weakening of the business model of lower prices based on artificially lower costs and unfair practices, creating a level playing field and increasing sales volume of the formal market.

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

Ipiranga

Ipiranga was founded in 1937 and is one of the largest private players in the Brazilian fuel distribution market, with 20.3% market share in terms of sales volume in 2017 and 8,005 service stations as of December 31, 2017.

Ipiranga distributes diesel, gasoline, ethanol, NGV, fuel oil, kerosene, ARLA (liquid agent to reduce nitrogen oxides emissions from heavy vehicles), lubricants and greases nationwide. In addition to a traditional fuel distribution business, Ipiranga has implemented a differentiation strategy, by offering other products and services throughout its service station network. This strategy has led to a significant and growing convenience store business, branded am/pm, including the expansion of the bakery network and private label products under the same brand, as well as lubricant servicing businesses, Jet Oil and Jet Oil Motos, and the consolidation of other related products and services. In 2014 Ipiranga launched its own supply solution for its am/pm convenience stores, the am/pm Suprimentos. At the end of 2017, am/pm Suprimentos operated four distribution centers in Brazil (Rio de Janeiro, Rio Grande do Sul, Paraná and São Paulo). In 2017, Ipiranga opened the third am/pm expanded concept for urban service station, a new configuration of the am/pm store, and ended the year with one am/pm Estação, a model developed for highways service stations. The new am/pm models increased the offer of convenience by adding new services and products to the traditional ones: health and beauty space, grocery store, full meals and a new fast food concept appropriate to each type of client. For more information, see “Item 4.B. Information on the Company — Business Overview — Our Strategy — Enhance retail network.”

Ipiranga has a loyalty program, Km de Vantagens, which has reached 26 million participants as of December 31, 2017, and the online service station, “Posto Ipiranga na Web”, where customers can acquire fuel credits online and use them to purchase fuel at our accredited fuel stations.

Markets and marketing. Until March 2009, Ipiranga only operated in the South and Southeast regions of Brazil. After the acquisition of Texaco, Ipiranga became a nationwide distributor and started to operate in the Northeast, North and Midwest regions of Brazil, regions where the fuel consumption grows above the national average rate, given the lower car penetration and faster-growing household income compared to other regions. Under the terms of the Ipiranga Group Transaction Agreements, Petrobras had the exclusive right to use Ipiranga’s brand in the operating regions of the Northern Distribution Business for five years from the date of the acquisition of Ipiranga Group, which expired in April 2012. Until then, Ipiranga operated under the Texaco brand in those regions. In November 2010, Ultrapar closed the acquisition of DNP, which distributes fuel in the states of Amazonas, Rondônia, Roraima, Acre, Pará and Mato Grosso through a network of 110 service stations, with 4% market share in the North region of Brazil in 2010. See “Item 4.A. Information on the Company — History and Development of the Company.” In 2017, Ipiranga continued its strategy to increase its scale of operations, adding 442 service stations through the conversion of unbranded service stations and the opening of new gas stations. Furthermore, Ipiranga ended 2017 with 1,240 eco-efficient service stations (Posto Ecoeficiente – service stations with a set of solutions that reduce the consumption of materials, natural resources and energy of these service stations, including the reduction of waste generated during the construction). Ipiranga is also focusing on the expansion of Jet Oil and am/pm franchises to enhance the service and convenience of consumers at the Ipiranga service stations.

Growth in the fuel distribution sector is directly influenced by GDP growth rates and by the size of the car fleet. See “Item 5.D. Operating and Financial Review and Prospects — Trend Information.” Legislative changes and inspection in the fuel distribution sector in recent years have progressively curbed unfair competition, creating a level playing field in the Brazilian distribution market. Overtime, these improvements should benefit the formal market by capturing the volume from the grey market. See “Item 4.B. Information on the Company — Business Overview — Fuel Distribution — Industry and Regulatory Overview.”

In 2017, 2.2 million new light vehicles were registered according to ANFAVEA, an increase of 9.4% compared to 2016, with flex fuel cars representing 89% of the total light vehicles registered in 2017.

According to ANFAVEA, the average light vehicles fleet in Brazil as of December 31, 2017 was more than 41 million, an increase of 1.3% from 2016, as a consequence of the 2.2 million new cars registered and a scrapping of 1.7 million cars in 2017.

In 2017, the fuel volume sold by Ipiranga remained stable compared to 2016. The combined sales volume of gasoline, ethanol and NGV increased by 1.4%, driven by the growth of 1.3% in the average light vehicle fleet. In line with the gradual improvement of the macroeconomic scenario, the volume of diesel only began to increase in the second half of the year, resulting in an overall reduction of 1.6% despite the improvements in the second half of the year.

Ipiranga’s sales volume from its service station network accounted for 76% of its total sales in 2017. As of December 31, 2017, there were 8,005 service stations operating under the Ipiranga brand, of which 917 had the land either owned by us or under a long term lease to us and 7,088 owned by third parties. In 2017, 89% of these service stations were located in urban areas, with the remaining 11% located in highways.

Distribution to large consumers represented 17% of Ipiranga’s sales in 2017. Ipiranga directly sold to 5,208 customers in 2017, including state and municipal governments, industries and cargo and passenger transportation fleet owners.

Ipiranga also sells diesel, fuel oil and kerosene to 293 independent TRRs that redistribute these products to small and medium-sized companies throughout Brazil. Ipiranga’s TRR clients consist mostly of companies that have large fixed tanks at their facilities. These clients represented 7% of Ipiranga’s sales volume in 2017.

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

The table below shows Ipiranga’s sales of fuels by product:

	Year ended December 31,
	2017	2016	2015
	(in thousand cubic meters)
Diesel (by client category)
Service station	6,322.0	6,330.0	6,983.0
Large consumers	3,897.8	4,065.9	4,379.5
Retail—wholesale resellers (TRR)	1,523.6	1,536.3	1,733.8
Total diesel	11,743.4	11,932.2	13,096.2

Gasoline	8,791.6	8,493.3	8,554.4
Ethanol	2,321.6	2,453.8	3,444.8
Others(1)	601.9	627.5	629.5

Total volume sold	23,458.5	23,506.9	25,724.8

(1)	Includes NGV, fuel oil, kerosene, ARLA and lubricants.

Distribution infrastructure. Ipiranga operated through 84 storage terminals as of December 31, 2017 that were strategically located to facilitate fast and economic delivery of its products. There are two types of facilities: primary storage terminals, generally located near the coast and major cities, which are supplied by refineries through pipelines, and secondary storage terminals, which are mainly located inland, and are supplied by primary terminals by railroad or through road transportation for locations not accessible by railroad. Ethanol is supplied to the terminals by road.

Ipiranga has its own fleet of trucks through its transportation company, Tropical, which was responsible for transportation of 27% of the volume of fuels sold by Ipiranga in 2017, with the remaining portion of the transportation provided by third parties.

Resellers. Ipiranga generally enters into three types of arrangements with resellers in which: (i) it owns land, equipment and buildings for a service station that it leases to an operator, (ii) a third party owns land, and leases it to Ipiranga and it constructs a service station facility or make improvements to an existing facility and leases the station to an operator and (iii) the operator or a third party owns the land and constructs a service station facility or makes improvements to an existing facility that is typically financed by Ipiranga. Under the terms of the contracts and in accordance with applicable law, each reseller operating under Ipiranga’s brand must purchase fuels exclusively from us. For the year ended December 31, 2017, 76% of Ipiranga’s volume sold was through resellers.

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

In 2009, Ipiranga created Km de Vantagens, a pioneer customer loyalty program in the fuel industry that provides awards and benefits to customers and resellers. Ipiranga developed strategic partnerships to broaden the scope of the program and the benefits for its clients and resellers, including partnerships in areas of entertainment, tourism, magazines and airline tickets, among others. By the end of 2017, Km de Vantagens, the largest loyalty program in Brazil, had more than 26 million clients registered. Each year, Ipiranga seeks new initiatives to add further value to the program, maintain current participants and increase the number of new participants.

In 2010, through its am/pm convenience stores, the largest convenience store network in Brazil, Ipiranga began launching initiatives to increase product offerings through the launch of private label products, including energy drinks and snacks, and the expansion of the am/pm bakeries, providing to resellers an additional source of income, as well as strengthening the am/pm brand. In 2014, Ipiranga launched a new beer purchase experience through its Beer Cave, which is a refrigerated container that stores more than 100 brands of beer. Ipiranga ended 2017 with 2,415 am/pm stores, 863 bakeries and 491 Beer Caves. In 2017, Ipiranga further strengthened the products offered at its am/pm stores with the launch of Wine Cave. In an air-conditioned wine cellar, customers can find a wide variety of wines, from 60 to 80 different labels, at the right temperature. As of December 31, 2017, there were four Wine Cave units installed in the states of Minas Gerais, São Paulo and Rio de Janeiro.

In November 2012, Ipiranga launched ConectCar. See “Item 4.A. Information on the Company — History and Development of the Company” and “Item 4.B. Information on the Company — Business Overview — Our Strategy — Enhance retail network.”

The Jet Oil units, Ipiranga’s lubricant-changing and automotive service specialized network, ended 2017 with 1,735 franchises, including 247 Jet Oil Motos, the first specialized lubricant-changing and service network for motorcycles.

In order to strengthen the am/pm convenience stores’ product offering and operations, Ipiranga launched in 2014 its own supply solution. The am/pm Suprimentos concentrates logistics, sales and customer service of the convenience stores main products in just one structure. This initiative aims to streamline the am/pm convenience store’s operation, increase the competitiveness of franchisees and ensure higher quality product range. At the end of 2017, am/pm Suprimentos operated four distribution centers located in Rio de Janeiro, São Paulo, Paraná and Rio Grande do Sul states, which supplied the stores in those states with the main categories of products, except for tobacco and ice cream.

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

In line with this strategy, Ipiranga created the marketing campaign “Ipiranga: um lugar completo esperando por você” (Portuguese for “Ipiranga: a complete place waiting for you”). The concept consists of creating a place where customers can find a broader range of products and services to meet their consumption needs. This concept is stimulated on Ipiranga’s communications, especially its TV ads, which includes the catchphrase “Pergunta lá no Posto Ipiranga” (Portuguese for “Ask there at the Ipiranga service station”), commonly used by many Brazilians in other contexts than purchasing fuels.

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

Supply of fuels. Currently, Ipiranga and its competitors purchase the majority of oil-derivative fuels from Petrobras under a formal supply contract that establishes the volume and the terms for supply. The contract with Petrobras is renewed annually and the volume contracted is based on the volume purchased in the previous year. The procedures for ordering and purchasing fuels from Petrobras are generally common to all distributors, including Ipiranga. There have been no significant interruptions in the supply of fuels by Petrobras to the distributors, with the exception of an interruption in 1995 due to a 15-day strike by Petrobras employees.

The ethanol fuel market in Brazil consists of 365 sugarcane mills, producing sugar and ethanol from sugarcane. Ethanol production occurs approximately eight months per year. A portion of the production is stored in the distilleries to meet demand during the inter-harvest season. Distilleries produce two types of ethanol: (i) anhydrous ethanol, which must be blended with gasoline and (ii) hydrated ethanol, which is essentially used for flex fuel vehicles.

Ethanol in Brazil is substantially based on sugarcane that can either be used to produce ethanol or sugar. Since July 2017, four corn-based ethanol plants have been operating in the Midwest region of Brazil. From an ethanol producer’s perspective, the production ratio between ethanol and sugar is determined based on the respective prices of ethanol in the Brazilian market and of sugar in the international markets, such choice being fundamental for leveraging the profitability of their plant. Although ethanol production is subject to favorable climate conditions, the risk of interruptions in supply is primarily confined to the end of the harvest.

Storage of fuels. Ipiranga stores its fuels in large tanks at each of its facilities located throughout the regions in which it operates. Primary facilities receive fuels directly from Petrobras by pipeline and from distilleries by railroad and road transportation and secondary facilities are supplied by railroad and truck. See “Item 4.D. Information on the Company — Property, Plant and Equipment.” In 2017, Ipiranga’s storage capacity was 806,734 cubic meters. Based on its 2017 average sales, Ipiranga can store approximately eleven days of fuel supply. Accordingly, an interruption in the production of oil-based fuels for longer than that time period could result in shortages, such as the one that occurred during the Petrobras strike in 1995.

Competition. Ipiranga’s main competitors in 2017 were:

•	Petrobras Distribuidora S.A. (“BR”), a subsidiary of Petrobras, which has been operating in the Brazilian fuel distribution sector since 1971. BR is the Brazilian market leader and operates throughout the entire country. In December 2017, BR concluded its initial public offering, listing the shares on B3.

•	Raízen Combustíveis S.A. (“Raízen”), a joint venture between Cosan S.A. (“Cosan”) and Shell International Petroleum Company Limited (“Shell”), a subsidiary of Royal Dutch Shell. Cosan, through its subsidiaries, is the largest producer of sugar and ethanol in Brazil, having entered the fuel distribution market in 2008, when it acquired Esso’s fuel distribution business in Brazil. In June 2011, Cosan established Raízen, a joint venture with Shell by combining certain of their respective assets, including their respective distribution businesses.

•	Alesat, a domestic Brazilian fuel distributor created in 2006, as a result of the merger of Ale and Satelite, is present in 21 states. In December 2008, Alesat acquired the fuel distribution business of Repsol YPF in Brazil. In August 2017, the company decided to disassociate from Plural.

The following table sets forth the market share of Ipiranga and its competitors based on volume of gasoline, ethanol and diesel sold according to ANP data:

	Year ended December 31,
Distributor(1)	2017	2016	2015
Petrobras	26.8%	28.2%	31.3%
Ipiranga	20.3%	20.4%	21.6%
Raízen	20.6%	19.9%	19.3%
Alesat(2)	—	3.8%	3.7%
Others	32.3%	27.6%	24.1%

Total cubic meters	100.0%	100.0%	100.0%

(1)	Volume sold of gasoline, ethanol and diesel.
(2)	No data is available in 2017 because Alesat dissociated with Plural.

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

The following graphs show sales volumes for the Brazilian market and Ipiranga for the periods indicated:

(1)	Diesel, gasoline, ethanol (Source: ANP and Plural) and NGV (Source: Abegás). Information provided by ANP and Plural are subject to retroactive adjustments and, therefore, can differ from the information contained herein.

Quality. In 1998, Ipiranga’s terminal in Londrina (PR), received the first ISO 14001 (Environmental Management System) certificate for a fuel distribution terminal in Latin America. In the same year, Ipiranga’s lubricant factory located in Rio de Janeiro obtained an ISO 9001 (Quality Management System). One year later, Ipiranga’s Betim terminal obtained ISO 9001 and ISO 14001 certifications and in 2008 the OHSAS 18001 (Safety and Occupational Health Management System) certificate. These certifications are reaffirmed every three years. Furthermore, since 2002, Ipiranga has adopted its own environmental management system through a program named SIGA, which applies what we believe to be the highest international standards to its policies and practices. Initially focused only on environmental initiatives, in 2009 the program expanded its scope to include areas such as safety, health, quality and social responsibility, in order to align the operations of its terminals to a broader vision of sustainability, becoming SIGA+ (Ipiranga’s management system applied to health, safety, environment, quality and social responsibility). The program included audits in 2010 to verify the results of its implementation and to identify areas of improvement. Since then, SIGA+ grew from 23 operational units audited in 2010 to 56 in 2017, including some offices and all owned storage terminals and joint operated terminals.

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

Oxiteno

We operate in the chemical sector through the second generation company, Oxiteno, a wholly owned subsidiary of Ultrapar and major producer of specialty chemicals. Oxiteno is the only producer of ethylene oxide, ethylene glycols, ethanolamines, glycol ethers and methyl-ethyl-ketone in Brazil, as well as the only producer of fatty alcohol in Latin America. Besides a plant in Venezuela, Oxiteno is the only ethylene oxide producer in South America. Its products are used in a broad range of industrial sectors, such as cosmetics, detergents, crop protection chemicals, polyester, packaging, coatings and oil industry. During the year ended December 31, 2017, Oxiteno sold 790 thousand tons of chemical and petrochemical products.

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

Commodity products. The following are Oxiteno’s principal commodity products and their principal uses and markets:

Ethylene oxide. Ethylene oxide is a colorless and highly flammable gas at room temperature and atmospheric pressure. Ethylene oxide is produced in a continuous production process by gaseous phase catalytic partial oxidation of ethylene by oxygen at high temperature and pressure. In 2017, Oxiteno used 99% of its ethylene oxide production in the production of derivatives and sold the remaining 1% to other chemical companies.

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

Domestic sales. The Brazilian petrochemicals industry seeks to prioritize demand from the domestic market, where there is greater value added, although sales are also made to the overseas market. While Oxiteno sells the larger part of its commodities and specialty chemicals in Brazil, production capacity exceeds domestic market demand, with Oxiteno exporting surplus production to more than 50 countries in Asia, America, Europe, Africa and Oceania. Oxiteno maintains production capacity above local demand for strategic reasons. For the years ended December 31, 2017, 2016 and 2015, 29%, 29% and 33% of Oxiteno’s net revenue from sales and services, respectively, were from sales outside Brazil. For the years ended December 31, 2017, 2016 and 2015, 29%, 28% and 28% of Oxiteno’s sales volume, respectively, were from sales outside Brazil.

The following table shows Oxiteno’s domestic market sales volume by market segment for the period indicated:

	Year Ended December 31,
Market sector	2017	2016	2015
	(in thousand tons)
Polyester	139.3	117.7	103.4
Cosmetics and detergents	109.8	111.6	123.0
Crop protection	99.9	97.9	91.2
Distributors	55.6	51.6	53.5
Coatings	46.6	44.6	45.2
EO / DOT (brake fluids)	37.4	32.8	33.0
Performance Products(1)	26.9	27.2	26.1
Glycols	22.3	19.7	19.6
Oil and Gas	26.1	20.3	20.1
Others(2)	6.6	6.1	6.7

Total Brazilian market	570.5	529.4	521.8

(1)	Includes food, civil construction, textiles, leather and paper.
(2)	Includes mineral oils and polymers.

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

The following table sets forth Oxiteno’s sales by volume for each geographic market served by Oxiteno in the periods indicated:

	Year Ended December 31,
Breakdown of sales volume outside Brazil	2017		2016		2015
	(in thousand metric tons and percentage of the total)
From Oxiteno Brazil
Mercosur (not including Brazil)	48.0	22%	43.6	21%	40.7	20%
NAFTA	24.9	11%	12.4	6%	11.2	5%
Asia	20.2	9%	19.1	9%	16.8	8%
Europe	15.9	7%	17.2	8%	12.2	6%
Other	17.8	8%	19.9	10%	17.0	8%

Sub-Total	126.9	58%	112.2	54%	97.8	48%
From Oxiteno Mexico
Mexico	41.6	19%	38.3	18%	41.2	20%
USA	15.9	7%	13.7	7%	10.5	7%
Other	5.4	2%	6.7	3%	7.8	4%

Sub-Total	62.9	29%	58.7	28%	64.0	31%
From Oxiteno Andina
Venezuela	1.5	1%	2.1	1%	6.0	3%
Other	3.2	1%	4.2	2%	4.5	2%

Sub-Total	4.7	2%	6.3	3%	10.4	5%
From Oxiteno Uruguay
Brazil	17.9	8%	16.8	8%	19.6	10%
Uruguay	11.9	5%	11.4	5%	9.6	5%
USA	0.7	0%	0.7	0%	0.7	0%
Other	20.2	9%	20.4	10%	15.2	7%

Sub-Total	50.7	23%	49.3	24%	45.1	22%
From Oxiteno USA
USA	23.0	10%	13.2	6%	7.4	4%
Sub-Total	25.7	12%	16.0	8%	9.5	5%

Total(1)	219.7	100%	208.7	100%	203.3	100%

(1)	Does not include intercompany sales volume.

Oxiteno exports a wide variety of chemical products including glycols, MEK, ethoxylated alkylphenols, glycol ether acetates, glycol ethers, ethanolamines and surfactants.

Since 2003, Oxiteno has focused on expanding its presence in Americas, and on increasing its specialty chemicals sales, creating a closer relationship with its customers. As a first step, in December 2003 Oxiteno acquired Canamex — a Mexican specialty chemicals company (renamed Oxiteno Mexico). In April 2007, Oxiteno acquired the operating assets of Unión Química SA de CV, in San Juan del Río, Mexico. For the year ended December 31, 2017, Oxiteno Mexico’s sales volume totaled 44,977 tons, which represented a 4% decrease compared to the year ended December 31, 2016. See “Item 4.A. Information on the Company — History and Development of the Company.”

In September 2007, Oxiteno acquired 100% of the shares of Arch Andina in Santa Rita, Venezuela (renamed Oxiteno Andina). For the year ended December 31, 2017, Oxiteno Andina’s sales volume totaled 2,930 tons, representing a decrease of 32% compared to the year ended December 31, 2016. See “Item 4.A. Information on the Company — History and Development of the Company.”

In April 2012, Oxiteno acquired a specialty chemicals plant in Pasadena, Texas. For the year, ended December 31, 2017, sales volume from the plant totaled 23,641 tons, representing an increase of 73% compared to the year ended December 31, 2016. See “Item 4.A. Information on the Company — History and Development of the Company.”

In November 2012, Oxiteno acquired of 100% of the shares of American Chemical (renamed Oxiteno Uruguay), a Uruguayan specialty chemicals company. For the year ended December 31, 2017, Oxiteno Uruguay’s sales volume totaled 47,121 tons, which represented a 3% increase compared to the year ended December 31, 2016. See “Item 4.A. Information on the Company — History and Development of the Company.”

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

In 2017, Oxiteno’s main customers in the domestic market included Monsanto, which mainly purchases ethanolamines, Syngenta, Indústrias Gessy Lever Ltda. (Unilever), which mainly purchase surfactants and MEGlobal, which mainly purchases glycols. In the international market, Oxiteno sells both to industrial customers, including Unilever, Procter&Gamble and Syngenta, as well as trading companies and other third-party distributors. In 2017, Oxiteno’s ten largest customers accounted for 36% of its net revenue from sales and services. No single customer accounted for more than 7% of Oxiteno’s net sales in such year.

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

Oxiteno’s main competitors are Shell Chemical, Dow Chemical, Clariant, BASF S.A., Solvay and Stepan.

Research and development. Oxiteno carries on a wide range of research and development activities, principally related to the application of specialty chemicals and improvements in production processes. As of December 31, 2017, 159 employees of Oxiteno were engaged in research and development and engineering activities. Oxiteno’s research and development expenditures in 2017, 2016 and 2015 were R$53 million, R$50 million and R$41 million, respectively. In 2004, Oxiteno founded its own “Science and Technology Council”, with six of the world’s major specialists in surfactants as members. These specialists, with experience in the surfactants industry or in the academic environment in the US, Europe and Latin America, follow the trends and opportunities in the sector. Since 2004, the council, currently composed of five specialists, has met once a year in São Paulo to analyze Oxiteno’s research and development project portfolio, as well as the management methodology applied. Their recommendations enable Oxiteno to improve its research and development activities’ efficiency, as well as to broaden the reach of its partnerships with international entities. In addition, Oxiteno has created specific scientific councils with specialists from its main segments.

Oxiteno’s investments in research and development have resulted in the introduction of 86 new applications for its products during the last three years. Oxiteno will continue to invest in research and development focused on developing new product applications to meet clients’ needs.
Raw materials. Oxiteno’s principal raw material is ethylene. For the year ended December 31, 2017, ethylene was responsible for 32% of Oxiteno’s variable costs of production and 27% of its total cost of sales and services. Among Oxiteno’s other raw materials, the principal materials include palm kernel oil, C4, butyl alcohol, primary fatty amine and phenol. Supply of ethylene constitutes an entry barrier for new ethylene oxide producers in Brazil since the current production capacity of ethylene by Brazilian crackers is committed to existing second generation companies, including Oxiteno, and significant investments are needed for the construction of a new cracker. Additionally, ethylene’s transport and storage is complex and expensive because it must be kept at a temperature below -200 degrees Fahrenheit (-100 degrees Celsius) during transportation and storage, therefore importing and exporting of ethylene is generally uneconomical. Accordingly, the naphtha crackers, such as Braskem, are largely dependent for their sales upon the second generation petrochemical companies, such as Oxiteno, located in the respective petrochemical complexes.

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

Price of ethylene. The price of ethylene supplied by Braskem to Oxiteno for the production of goods to be sold in Brazil is linked to ethylene contract prices referenced to the North-Western Europe (NWE) markets as from August 2006 to our plant in Camaçari and as from August 2008 to our plant in Mauá.

The following table shows the average ethylene prices referenced to the North-Western Europe (NWE) contract prices:

	NWE
	(US$/ton)	Equivalent to (R$/ton)(¹)
2017
First Quarter	1,086	3,593
Second Quarter	1,139	3,769
Third Quarter	1,149	3,801
Fourth Quarter	1,212	4,010
Maximum Price in Year	1,249	4,130
Minimum Price in Year	1,049	3,470
Year Average	1,147	3,793
2016
First Quarter	926	3,064
Second Quarter	1,024	3,387
Third Quarter	1,039	3,436
Fourth Quarter	1,025	3,391
Maximum Price in Year	1,051	3,477
Minimum Price in Year	903	2,986
Year Average	1,004	3,320
2015
First Quarter	972	3,214
Second Quarter	1,155	3,820
Third Quarter	1,128	3,731
Fourth Quarter	996	3,295
Maximum Price in Year	1,240	4,100
Minimum Price in Year	946	3,130
Year Average	1,063	3,515

(1)	The figures in U.S. dollars have been converted into Reais using the exchange rate of US$1.00 = R$3.308, which is the commercial rate reported by the Central Bank on that date. This information is presented solely for the convenience of the reader.

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

In April 2013, the Brazilian government announced a reduction in the PIS and COFINS taxes levied on certain raw materials for the petrochemical industry (first and second generation), including ethylene. The PIS and COFINS paid on raw material procurement, including ethylene, was reduced to 1% from 9.25%. The lower tax rate was effective from May 2013 and was valid until December 2015. According to the current legislation, the level of PIS and COFINS taxes levied on the acquisition of ethylene will gradually increase from 5% in 2017 to 5.6% in 2018.

Other raw materials. For the year ended December 31, 2017, other raw materials, such as palm kernel oil, C4, butyl alcohol, acetic acid, nonene, phenol, primary fatty amine, ethanol, oxygen, base oils, ammonium and other accounted for approximately 47% of Oxiteno’s variable costs and 40% of its total costs of sales and services.

Oxiteno generally obtains these other raw materials from a variety of sources, except for phenol, which Oxiteno purchases principally from a single supplier, Rhodia Poliamida Especialidades Ltda., and for C4, which is supplied by Braskem in Triunfo.

Utilities. Electric power, steam and natural gas are the main utilities required for Oxiteno’s production. Part of the electricity and steam used by Oxiteno is generated internally and part is purchased from electricity companies and third-party suppliers of steam in the regions where Oxiteno’s plants are located. Natural gas is purchased from local companies. In 2017, electric power represented 2% of Oxiteno’s variable costs.

Income tax exemption status. Brazilian legislation provides a benefit of 75% income tax reduction for businesses located in the northeast region of Brazil, which depends of SUDENE’s formal and previous consent. Oxiteno is entitled to this tax benefit at Oxiteno Nordeste and EMCA until 2026 and Oleoquímica until 2021.

In 2017, Oxiteno Nordeste had successfully extended SUDENE’s tax benefit for an additional period of 10 years, until 2026, and EMCA also obtained an extended tax benefit in 2017, based on the modernization of the facility, for a period of 10 years. The total amount of SUDENE’s income tax exemption for Oxiteno for the years ended December 31, 2017 and 2016 was R$36.7 million and R$57.4 million, respectively. For further information, see Note 9(c) to our 2017 consolidated financial statements.

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

Oxiteno developed an important project to increase the use of renewable raw materials, the oleochemical unit, which uses palm kernel oil, extracted from the palm seed, to produce fatty alcohols and its by-products. After the start-up of the oleochemical unit, the share of renewable raw materials in Oxiteno’s raw materials total costs reached 25% in 2017. In 2010, Oxiteno joined the Roundtable on Sustainable Palm Oil, an organization that works to regulate the sustainable plantation of palm, aiming to strengthen its regional leadership and its sustainability practices.

Storage services for liquid bulk

Ultracargo

Ultracargo is the largest provider of liquid bulk storage in Brazil. Ultracargo’s main differentiating characteristic is the strategic location of its facilities, located close to the main Brazilian ports and rail junctions in Brazil. Ultracargo stores and handles liquid bulk, mainly chemicals, fuels and vegetable oil. Ultracargo also offers ship loading and unloading services, the operation of pipelines, logistics programming and installation engineering. Ultracargo’s ten largest clients accounted for 66% of its revenues in 2017, with its three largest clients, Braskem, Petrobras and Ipiranga (a related party) accounting for 17%, 15% and 7%, respectively, of Ultracargo’s revenues. Ultracargo’s strategic location of its operations, close to the main Brazilian port terminals, railroad junctions and roads, is one of the company’s main strengths and a key driver of integrated services profitability. As of December 31, 2017, Ultracargo operated storage facilities with a capacity of 696 thousand cubic meters. Ultracargo’s history is one of pioneering logistics solutions in the Brazilian market. The latest available data shows that Ultracargo accounted for 67% of all tank capacity for liquids at the Aratu port in the State of Bahia, which serves South America’s largest petrochemicals complex. The company is also present in the port of Santos, in the state of São Paulo, which was responsible for 28% of the Brazilian foreign trade in 2017. The Santos terminal, which started operating in mid-2005, has become the largest storage facility operated by Ultracargo after the integration of the terminals acquired from União Terminais in 2008. In December 2009, with the acquisition of Puma, Ultracargo added 83.4 thousand cubic meters to its current capacity. In May 2012, Ultracargo acquired a liquid bulk storage terminal in Itaqui port, in the State of Maranhão, that added 55 thousand cubic meters to Ultracargo’s current capacity. See “Item 4.A. Information on the Company — History and Development of the Company.”

Storage. Ultracargo primarily provides storage services for liquid bulk, especially chemicals, fuels and vegetable oil. Ultracargo provides storage facilities to Braskem and most of the second-generation petrochemical companies in the Northeastern Petrochemical Complex, including Oxiteno. Transactions between Ultracargo and Oxiteno are carried out strictly on an arm’s-length basis. At the end of 2003, Ultracargo maintained four liquid bulk storage terminals — in Aratu in the state of Bahia, in Paulínia and Santos in the state of São Paulo, and in Suape in the state of Pernambuco. In late 2004, Ultracargo completed construction of an intermodal terminal in Montes Claros, in the state of Minas Gerais. With the acquisition of União Terminais in 2008, Ultracargo also started to operate in Paranaguá, in the state of Paraná, and in Rio de Janeiro, in the state of Rio de Janeiro. Since August 2012, Ultracargo has been operating in Itaqui, in the State of Maranhão. In 2012, Ultracargo sold to Ipiranga a liquid bulk terminal for fuels in Montes Claros in the state of Minas Gerais. Ultracargo operated the terminal until March 2013. In August 2015, Ultracargo’s terminal in Paulínia was permanently closed and, in June 2017, it was sold to a third party.

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

Income tax exemption status. Brazilian legislation provides a benefit of 75% income tax reduction for businesses located in the northeast region of Brazil, which depends on SUDENE formal and previous consent. Tequimar is entitled to this tax benefit at the Aratu, Suape and Itaqui terminals, until 2022, 2020 and 2025, respectively. The total amount of SUDENE’s income tax exemption for the years ended on December 31, 2017 and 2016 is R$8.8 million and R$13.0 million, respectively. For further information, see Note 9(c) to our consolidated financial statements.

Quality. In 2007, Ultracargo’s terminal in Aratu obtained an ISO 14001 certification and, since then, has undergone several re-certification processes, most recently in 2017. The evaluation process occurred under a unified Quality Management System for the entire country. Paulínia terminal obtained the ISO 14001 certification in 2004 and, underwent re-certification processes, most recently in 2012. In 2002, Santos terminal obtained the ISO 14001 certification and OHSAS 18001 in 2003. In 2011, Suape terminal obtained an ISO 14001 certification. In 2012, Suape and Aratu terminals obtained OHSAS 18001 certification. In 2014 and 2016, the Aratu terminal was recognized for its performance in Health, Safety and the Environment by Industrial Development Committee of Camaçari (Cofic). In 2015, Itaqui terminal obtained an ISO 14001 and OHSAS 18001 certification.

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

Brazilian drugstores’ total revenues, according to data from IMS Health, were R$108 billion in 2017, a 13% growth compared to 2016. We believe the sector has potential for continued growth, mainly due to the aging population, greater access to medicines, especially due to the growing prominence of generic drugs, the growing demand for personal care, wellness and beauty products in drugstores, and higher levels of disposable income among, consumers in the longer term. In addition, consolidation of the sector, supported by increasing market formalization and consequent investments, is in its early stages, with the top five drugstore chains in Brazil accounting for only 28% of the overall market revenues in 2017, according to ABRAFARMA. According to IMS Health, there were approximately 77 thousand drugstores in Brazil in 2017.

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

OTC medicines – Over the Counter (“OTC”) medicines that do not need a prescription to be sold.

According to ABRAFARMA, the sale of medicines accounted for 68% of the total sales of its members in the retail pharmacy business in Brazil in 2017, and products other than medicines accounted for the remaining 32% of the sales. Sales of OTC products during the winter are usually higher than in warmer seasons, while sales of personal care products during the summer are usually higher than in other seasons.

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

As of December 31, 2017, Extrafarma operated 394 drugstores in twelve states of Brazil (113 in Pará, 13 in Amapá, 7 in Tocantins, 93 in Ceará, 58 in Maranhão, 33 in Pernambuco, 20 in Rio Grande do Norte, 13 in Paraíba, 10 in Piauí, 9 in Bahia, 1 in Sergipe and 24 in São Paulo). Extrafarma operates two distribution centers in Benevides, in the state of Pará, and in Aquiraz, in the state of Ceará, which are responsible for supplying all of our stores.

Extrafarma operates both in the retail and wholesale of pharmaceutical products. In 2017, Extrafarma’s gross revenues reached R$2.0 billion, of which the retail business represented 92% and the wholesale business represented 8%.

Extrafarma’s main strategy is focused on the retail business, which is responsible for the larger share of its revenues. Within this business, Extrafarma’s product mix consists of all the main types of pharmaceutical products (branded medicine; generic medicine; similar medicine; OTC) in addition to personal care products and convenience products. In 2017, out of Extrafarma’s revenues in the retail business, branded medicines represented 39%, generic/similar medicines represented 15%, OTC 10%, personal care products represented 21% and convenience products represented 15%.

On the wholesale side, Extrafarma operates as a distributor of both pharmaceutical and personal care products. It purchases the products from manufacturers and sells them to other drugstore chains and independent retailers, which are serviced through Extrafarma’s own and leased truck fleet. As of December 31, 2017, the average payment term of Extrafarma’s sales to independent retailers was 47 days.

In January 2016, Extrafarma remodeled its loyalty program and renamed it Clube Extrafarma. The program provides immediate discounts on purchases, in addition to accumulating 1 point for each R$1 spent. Points received by Extrafarma’s customers may be exchanged during the period of 6 months for significant discounts in store products, pre-paid mobile phone credits, Ipiranga’s Km de Vantagens and Multiplus Fidelidade. As of December 31, 2017, Clube Extrafarma had 6.5 million clients registered.

Ultrapar’s plan is to strengthen and accelerate the expansion of Extrafarma through (i) increased investment capacity, (ii) access to retail space with optionality in Ipiranga’s service stations and Ultragaz’s resellers, with over 12 thousand potential retail outlets; and (iii) strengthening Extrafarma’s management through the implementation of Ultrapar’s recognized corporate governance, incentives, and alignment of interests. These mechanisms also contributed to an efficient integration of the operations into Ultrapar and to the development of business models that are attractive to Extrafarma’s, Ipiranga’s and Ultragaz’s consumers, thus increasing differentiation potential in each of these businesses.

Competition. The consolidation process of the retail pharmacy business is in its early stages.

The drugstore chains associated to ABRAFARMA represented an estimated 42% of the total revenues in the sector in 2017. There were more than 20 drugstore chains associated to ABRAFARMA in 2017. According to ABRAFARMA the main players in Brazil are Raia Drogasil, DPSP, Pague Menos, Brasil Pharma, Araujo and Panvel.

See “Item 4.A. Information on the Company — History and Development of the Company — Extrafarma Transaction.”

Oil Refining

RPR consists of a refinery in the city of Rio Grande, in the state of Rio Grande do Sul, in the Southern region of Brazil. The refinery’s nominal capacity is 17,000 barrels per day, and its principal products include gasoline, diesel, naphtha, fuel oil, LPG, kerosene, asphalt and solvents. In 2017, the average production of the refinery was 14,500 barrels per day, which represented 85% of its nominal capacity and less than 1% of the total Brazilian oil refining capacity, according to ANP data. Ultrapar currently owns approximately one third of the capital of RPR. See “Item 4.A. Information on the Company — History and Development of the Company.” RPR’s results are accounted for using the equity method, as share of profit of joint ventures and associates. Results generated by the oil refining operations are not significant to Ultrapar. In 2017, the share of profits from RPR operations recognized into Ultrapar’s results amounted to R$36.2 million, corresponding to less than 1% of Ultrapar’s consolidated net income for the year.

In August 2014, there was a sharp reduction in the international crude oil prices, reaching in December 2015 the lowest level since December 2008 (US$36 per barrel). Despite the reduction in oil prices, the prices of oil – based fuels in Brazil have increased during the same period, helping improve RPR´s margins. In October 2016, a new price dynamic for gasoline and diesel was established with the objective of, amongst other aspects, fluctuating prices according to international references. Therefore, gasoline and diesel prices became directly influenced by the international prices and the Real/U.S. dollar exchange rate. In July 2017, the new price dynamic was updated in order to make daily price adjustments based on international references and the Real/U.S. dollar exchange rates. In the fourth quarter of 2017, operating margins for refining activities were negatively impacted by the increase in crude oil prices internationally, as a reflection of the reduction of oil production by OPEC countries. See “Item 4.A. Information on the Company — History and Development of the Company.”

Insurance

We maintain insurance policies covering all the facilities of our wholly owned subsidiaries, which we consider appropriate to cover the risks to which we believe we are exposed, including but not limited to loss and damage from fire, lightning, explosion of any nature, windstorm, plane crash and electrical damage. The maximum compensation values based on the maximum possible loss that could result from specific location, as of December 31, 2017, are shown below:

Maximum compensation value(*)
Oxiteno	US$ 1,142
Ipiranga	R$ 924
Ultracargo	R$ 740
Ultragaz	R$ 150
Extrafarma	R$ 160

(*)	In millions. In accordance with our policies terms and conditions.

We maintain general liability insurance that covers all our wholly owned subsidiaries with coverage of up to a maximum of US$400 million for losses and damage incurred by third parties as a result of any accidents that occur in connection with our commercial/industrial operations and/or the distribution and sale of our products and services.

We maintain Directors & Officers Liability (D&O) insurance policies to indemnify members of the Board of Directors, fiscal council and executive officers of Ultrapar and its subsidiaries (insureds) in the total amount of US$80 million as of December 31, 2017, which covers any insured liabilities resulting from wrongful acts, including any act or omission or any matter claimed against them solely by reason of his or her serving in such capacity, except if the act, omission or the claim is consequence of gross negligence or willful misconduct.

In addition, we also take out group life and personal accident, health, national and international transportation and other insurance policies.

We believe that our insurance covers, in all material respects, the risks to which we are exposed and is in line with industry standards. However, the occurrence of losses or other liabilities that are not covered by insurance or that exceed the limits of our insurance coverage could result in significant unexpected additional costs to us.

C.	Organizational Structure

The following chart shows our organizational structure(1) for our principal subsidiaries as of December 31, 2017:

(1)	Percentages represent approximate ownership of voting share capital and total capital (voting capital/total capital).
(2)	Non-controlling interests in Utingás are mainly held by Liquigás Distribuidora S.A. and SHV Gas (31% and 8% of total capital, respectively).
(3)	Other shareholders of RPR are Petrobras and Braskem, each holding 1/3 of the voting shares.
(4)	União Vopak – a company jointly owned by Tequimar and Vopak Brasil S.A.
(5)	CBLSA – a joint venture between Ipiranga and Chevron.

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

We conduct our fuel distribution business through Ipiranga, represented by our wholly-owned subsidiary IPP, except for IPP’s subsidiaries that operates in the LPG distribution business, as described above and Extrafarma as described below. Ipiranga covers the distribution and marketing of petroleum products, fuel ethanol and NGV throughout Brazil. IPP also, through its subsidiaries, owns am/pm brand in Brazil and Tropical, which provides transportation services for Ipiranga and other fuel distributors.

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

We conduct liquid bulk storage business through our wholly-owned subsidiary, Ultracargo, which operates through its subsidiary Tequimar. Tequimar maintains storage facilities at six terminals, of which two are located near the main petrochemical complexes in Brazil, Camaçari and São Paulo.

On January 31, 2014, we closed the Extrafarma Transaction, pursuant to which Extrafarma became our wholly owned subsidiary. Extrafarma operates a retail and wholesale pharmacy business in the North and Northeast regions of Brazil. See “Item 4.A. Information on the Company — History and Development of the Company — Extrafarma Transaction.”

On August 4, 2016, the Company, through its subsidiary IPP, entered into a joint venture with Chevron to create a new company in the lubricants market combining Ipiranga’s and Chevron’s lubricants operations in Brazil. As part of this endeavor, Ipiranga Lubrificantes S.A. (“IpiLubs”) was established as a subsidiary of IPP in order to segregate Ipiranga’s lubricants operations from Ipiranga, and on August 1, 2017, this segregation process was completed. Following this, on December 1, 2017, the joint venture process was concluded, with the contribution of IpiLubs to CBLSA pursuant to which IPP obtained direct control of CBLSA. Ipiranga and Chevron hold 56% and 44%, respectively, of this joint venture.

In September 2016, subsidiary Ultrapar International S.A. was created and subsequently issued an aggregate principal amount of US$750 million of notes in the foreign capital markets.

Except for Oxiteno Mexico, Oxiteno Andina, Oxiteno USA and Oxiteno Uruguay, all of our material subsidiaries are incorporated under the laws of Brazil.

For further information, see “Item 4.A. Information on the Company — History and Development of the Company.”

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

The following table sets forth the total storage capacity, total filling capacity during 2017 and the 2017 average filling utilization for each of Ultragaz’s primary and secondary filling stations and satellite stations.

Base	Type	Total storage capacity	Filling capacity		2017 average filling utilization rate
		(in tons)	(in tons per month)
Aracajú	Secondary	240	4,388		81%
Araçatuba	Satellite	180
Aracruz	Secondary	120	4,388		31%
Araraquara	Satellite	60
Araucária	Primary	240	8,776		81%
Barra de São Francisco	Secondary	360	2,498		19%
Barueri	Secondary	1,500	5,363		79%
Bauru	Satellite	60
Betim	Secondary	480	8,776	(1)	55%
Blumenau	Satellite	60
Canoas	Secondary	600	7,679		53%
Capuava	Primary	720	13,164		49%
Cascavel	Satellite	120
Caucaia	Secondary	420	8,776	(1)	73%
Caxias do Sul	Satellite	60
Chapecó	Satellite	60
Florianópolis	Satellite	60
Goiânia	Secondary	360	5,363		71%
Imbiruçu	Satellite	372
João Pessoa	Satellite	60
Joinville	Satellite	60
Juazeiro	Secondary	180	4,388		41%
Londrina	Satellite	60
Mataripe	Primary	1,025	20,341	(1)	71%
Mauá	Satellite	720
Paulínia	Primary	2,260	8,776		87%
Pirajá — Salvador	Satellite	60
Ponta Grossa	Satellite	60
Pouso Alegre	Satellite	60
Ribeirão Preto	Secondary	180	4,388		83%
Rio de Janeiro	Primary	720	5,363	(1)	99%
Santos	Primary	2,400	3,500		52%
São José do Rio Preto	Satellite	60
São José dos Campos	Primary	960	5,363		66%
Sorocaba	Satellite	120
Suape	Primary	480	5,363		132%

Total		15,537	126,653		69%

(1)	These facilities operated with more than one 8-hour shift per day.

Note: Facilities with more than 100% average filling utilization rate operated during and outside of normal business hours.

In addition, Ultragaz maintains headquarters in the city of São Paulo and regional offices in the areas in which it operates.

Ipiranga

Distribution of fuels is carried out through an extensive network of primary and secondary storage terminals. Primary storage terminals are generally located near refineries and are used as storage terminals for products to be transported either to secondary storage terminals or to large customers and TRRs. Distributors own their storage terminals (Owned), lease space in third parties’ storage terminals (Third Party Agreement — TPA) or participate in pools (Joint-Operated terminals — JO) that serve two or more distributors. The following table sets forth the total storage capacity and ownership structure for each of Ipiranga’s primary and secondary facilities in 2017.

Base	Type	Owner Structure of Storage Teminal	Storage Capacity (m³)
Açailândia	Secondary	JO operated by others(2)	4,449
Araucária	Primary	TPA(1)	850
Araucária	Primary	JO operated by others(2)	53,898
Bagé	Secondary	Owned	4,721
Barcarena	Primary	Owned	8,202
Barueri	Primary	TPA(1)	6,100
Bauru	Secondary	Owned	3,288
Belém	Primary	Owned	13,835
Belém	Primary	TPA(1)	5,700
Betim	Primary	JO operated by Ipiranga(2)	13,462
Betim	Primary	JO operated by others(2)	7,258
Biguaçu	Primary	TPA(1)	2,517
Brasília	Primary	JO operated by others(2)	6,931
Cabedelo	Primary	TPA(1)	7,294
Campo Grande	Secondary	Owned	4,820
Campos	Secondary	JO operated by Ipiranga(2)	3,728
Canoas	Primary	Owned	39,272
Canoas	Primary	TPA(1)	600
Cascavel	Secondary	Owned	4,048
Caxias	Primary	Owned	36,284
Caxias	Primary	JO operated by others(2)	9,640
Cruz Alta	Secondary	Owned	4,325
Cubatão	Primary	Owned	9,588
Cubatão	Primary	TPA(1)	2,463
Cuiabá	Secondary	Owned	1,819
Fortaleza	Primary	TPA(1)	4,560
Goiânia	Primary	TPA(1)	2,185
Goiânia	Primary	JO operated by others(2)	8,179
Governador Valadares	Secondary	Owned	4,745
Guamaré	Primary	JO operated by others(2)	2,790
Guaramirim	Primary	TPA(1)	1,216
Guarapuava	Secondary	Owned	5,625
Guarulhos	Primary	TPA(1)	3,080
Imbiruçu	Primary	JO operated by Ipiranga(2)	5,241
Itabuna	Primary	TPA(1)	145
Itacoatiara	Primary	TPA(1)	250
Itaituba	Secondary	Owned	1,350
Itajaí	Primary	TPA(1)	681
Itajaí	Primary	JO operated by Ipiranga(2)	10,539
Jequié	Primary	JO operated by others(2)	4,710
Juazeiro	Secondary	JO operated by others(2)	1,821
Lages	Secondary	TPA(1)	1,310
Londrina	Secondary	JO operated by Ipiranga(2)	6,233
Luis Eduardo Magalhães	Secondary	TPA(1)	306
Macapá	Primary	JO operated by Ipiranga(2)	4,307
Maceió	Primary	JO operated by Ipiranga(2)	6,895

Base	Type	Owner Structure of Storage Teminal	Storage Capacity (m³)
Manaus	Primary	Owned	6,664
Manaus	Primary	TPA(1)	700
Marabá	Secondary	TPA(1)	1,183
Maringá	Secondary	TPA(1)	1,843
Montes Claros	Secondary	Owned	904
Munguba	Secondary	Owned	12,377
Ourinhos	Secondary	Owned	10,011
Paranaguá	Primary	TPA(1)	90,000
Passo Fundo	Primary	JO operated by Ipiranga(2)	8,983
Paulínia	Primary	Owned	7,994
Paulínia	Primary	JO operated by Ipiranga(2)	30,690
Porto Nacional	Secondary	TPA(1)	2,790
Porto Velho	Secondary	Owned	8,318
Pres. Prudente	Secondary	Owned	2,732
Ribeirão Preto	Primary	JO operated by others(2)	12,810
Rio Grande	Primary	TPA(1)	3,466
Rondonópolis	Secondary	Owned	7,609
Santa Maria	Secondary	Owned	5,322
Santarém	Secondary	Owned	3,221
Santos	Primary	TPA(1)	80,000
Sarandi	Primary	TPA(1)	5,610
São Caetano	Primary	Owned	21,605
São Francisco do Conde	Primary	TPA(1)	4,846
São José do Rio Preto	Secondary	JO operated by others(2)	1,838
São José do Rio Preto	Secondary	Owned	6,491
São José do Rio Preto	Secondary	Owned	1,194
São José dos Campos	Primary	JO operated by others(2)	8,621
São José dos Campos	Primary	TPA(1)	820
São Luis	Primary	TPA(1)	33,570
São Luis	Primary	JO operated by Ipiranga(2)	15,152
Suape	Primary	TPA(1)	30,450
Suape	Primary	JO operated by others(2)	13,630
Teresina	Secondary	JO operated by others(2)	4,395
Uberaba	Primary	TPA(1)	740
Uberlândia	Primary	JO operated by others(2)	11,005
Vila Velha	Primary	TPA(1)	9,170
Vilhena	Secondary	Owned	884
Vitória	Primary	TPA(1)	7,836

			806,734

(1)	Third party agreements.
(2)	Joint-operated with other distributors.

Oxiteno

Oxiteno has six plants in Brazil: Camaçari plants in the northeast complex, Mauá plant in the São Paulo complex, Triunfo plant in the southern complex and Tremembé and Suzano plants in the state of São Paulo.

The following table sets forth the current ethylene oxide production capacity of Oxiteno’s plants in Brazil as of December 31, 2017.

Units	Capacity
(in tons per year)
Camaçari	350,000
Mauá	90,000
Tremembé	—
Triunfo	—
Suzano	—

Total	440,000

Ethylene oxide is primarily an intermediate material used in the production of ethylene oxide derivatives – only 1% of Oxiteno’s sales volume in the year ended December 31, 2017 were ethylene oxide. Therefore, Oxiteno’s total production output may not be determined by adding the capacities of ethylene oxide and its derivatives.

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

Camaçari plants. The first Camaçari plant, located in the Northeast Complex, was built by Oxiteno and commenced production in 1978. The Camaçari plants produce ethylene oxide and ethylene oxide derivatives, such as ethylene glycols, ethanolamines, glycol ethers and ethoxylated derivatives.

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

In 2017, the Camaçari plant operated at 61% of its production capacity. The plant had planned stoppages for regular maintenance.

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

Units	Capacity
(in tons per year)
Ethylene Oxide	90,000
Ethylene Glycols	40,000
Glycol Ethers	40,000
Acetates	72,000
C4+C5 Alcohols	13,500
Ethoxylated Derivatives	106,000
Alkylation	17,000
Esterification	4,000
Hydraulic fluids	30,000

In 2017, the Mauá plant operated at 41% of its production capacity.

Tremembé plant. The Tremembé plant, located at Bairro dos Guedes, Tremembé, in the state of São Paulo, has three principal production units, a sulfonation/sulfation unit and two multipurpose units. The Tremembé plant commenced production in 1970 and was subsequently acquired by us in 1985.

The following table shows the current capacity of the principal units at the Tremembé plant.

Units	Capacity
(in tons per year)
Esterification	10,000
Specialties	15,000
Sulfonation/Sulfation	16,000(1)
Betaines	10,000
Hydraulic fluids	3,200
Naphthalenes Sulfonates	9,000
Agricultural Blends	15,000

(1)	Capacity adjusted for 100% active matter.

In 2017, the Tremembé plant operated at 36% of its production capacity.

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

In 2017, the Suzano plant operated at 50% of its production capacity.

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

In 2017, the Triunfo plant operated at 63% of its production capacity.

With the acquisition of Oxiteno Mexico (formerly Canamex) in December 2003 and Unión Química in 2007, Oxiteno acquired three specialty chemical plants in Mexico. As of December 31, 2017, the Coatzacoalcos plant had a production capacity of 86 thousand tons per year of ethoxylates and 8 thousand tons per year of alkyphenols; the Guadalajara plant had a production capacity of 32 thousand tons per year of specialty chemicals and San Juan del Río had a production capacity of 8 thousand tons per year of specialty chemicals. In 2017, the Guadalajara, the Coatzacoalcos and San Juan del Río plants operated at an average rate of 46%, 36% and 91% of their production capacity, respectively.

With the acquisition of Oxiteno Andina in September 2007, Oxiteno acquired a specialty chemical plant in Venezuela. As of December 31, 2017, the Santa Rita plant had a production capacity of 70 thousand tons per year of ethoxylates and operated with 12% of its production capacity in 2017.

Oxiteno acquired a specialty chemical plant in Pasadena, Texas in April 2012. As of December 31, 2017, the Pasadena plant had a production capacity of 32 thousand tons per year of specialty and agricultural blends. In 2017, Pasadena plant operated at an average rate of 18% of its production capacity.

With the acquisition of Oxiteno Uruguay in November 2012, Oxiteno acquired a specialty chemical plant in Montevideo, Uruguay. As of December 31, 2017, the Montevideo plant had a production capacity of 63 thousand tons per year of specialty chemicals and operated with 45% of its production capacity.

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

Ultracargo

The following tables set forth the principal products stored at, and the storage capacity operated by, Ultracargo’s facilities at December 31, 2017, and the average utilization of Ultracargo’s facilities during 2017.

Facility	Capacity (in cubic meters)	Average utilization %(2)	Product Lines
Aratu (Bahia)	218,190	109%	Chemicals, ethanol, vegetable oils, corrosives, and fuels
Suape (Pernambuco)	157,910	144%	Chemicals, ethanol, corrosives, and fuels
Itaqui (Maranhão)	55,280	138%	Ethanol and fuels
Santos (São Paulo)(1)	219,300	78%	Chemicals, ethanol, lubricants, fuels, and corrosives
Rio de Janeiro (Rio de Janeiro)	17,247	106%	Corrosives and lubricants
Paranaguá (Paraná)	28,262	67%	Corrosives and vegetable oils
Total	696,189	109%

(1)	152 thousand cubic meters of effective capacity at our Santos facilities have been interrupted due to the fire accident in April 2015. In June 2017, Ultracargo resumed operations with 67.5 thousand cubic meters. Please see “Item 4.A. Information on the Company — History and Development of the Company — Ultracargo – Fire at storage facilities in Santos.”
(2)	Based on an estimated turnover of products for each terminal.

Extrafarma

As of December 31, 2017, Extrafarma operated 394 drugstores and 2 distribution centers in the North and Northeast regions of Brazil.

The following tables set forth the breakdown per region of Extrafarma’s drugstores and the capacity for each of Extrafarma’s distribution centers as of December 31, 2017:

Location	# of stores
North	133
Pará	113
Amapá	13
Tocantins	7
Northeast	237
Ceará	93
Maranhão	58
Pernambuco	33
Rio Grande do Norte	20
Paraíba	13
Piauí	10
Bahia	9
Sergipe	1
Southeast	24
São Paulo	24

Total	394

Distribution center	Area (in square meters)	Height (in meters)
Benevides (Pará)	9,777	13.0
Aquiraz (Ceará)	7,500	12.3
Total	17,277

Collateral

As of December 31, 2017, Ultrapar had no debt secured by property, plant and equipment.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

You should read this discussion together with our consolidated financial statements, including the notes thereto, and other financial information included elsewhere in this annual report and in conjunction with the financial information included under “Item 3.A. Key Information — Selected Consolidated Financial Information.”

Our audited consolidated financial statements included herein were prepared in accordance with IFRS and include our consolidated balance sheets as of December 31, 2017 and 2016, and the related income statements, statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2017, 2016 and 2015, as well as notes thereto.

Overview

Ultrapar is a Brazilian Company with leading positions in the markets in which it operates with 80 years of history. Our five principal businesses are:

•	LPG distribution, conducted by Ultragaz;

•	fuel distribution, conducted by Ipiranga;

•	chemicals production, conducted by Oxiteno;

•	storage services for liquid bulk, conducted by Ultracargo; and

•	retail pharmacy business, conducted by Extrafarma.

Ultragaz distributes LPG to residential, commercial and industrial market segments. Ipiranga distributes gasoline, ethanol, diesel, NGV, fuel oil, kerosene and lubricants through a network of 8,005 service stations and directly to large customers. Oxiteno produces ethylene oxide and its principal derivatives, and is also a significant producer of specialty chemicals, particularly surfactants. It manufactures approximately 1,100 products used in various industrial sectors such as cosmetics, detergents, crop protection chemicals, packaging, textiles and coatings. Ultracargo is the largest provider of storage for liquid bulk in Brazil, with six terminals and storage capacity of 696 thousand cubic meters.

On September 30, 2013, Ultrapar entered into an agreement with Extrafarma, one of Brazil’s ten largest drugstore chains. The Extrafarma Transaction closed on January 31, 2014 with the approval of the merger of shares by the Extraordinary General Meetings of Ultrapar and Extrafarma and, consequently, Extrafarma became a wholly-owned subsidiary of Ultrapar from February 1, 2014 onwards. Accordingly, Extrafarma’s results of operations did not affect our results of operations in 2013. Extrafarma’s results of operations were consolidated into Ultrapar’s results of operations as from February 1, 2014. As of December 31, 2017, Extrafarma operated 394 drugstores in twelve Brazilian states. See “Item 4.A. Information on the Company — History and Development of the Company — Extrafarma Transaction.”

Brazilian economic background

Since most of our operating businesses are located in Brazil, we are significantly affected by Brazil’s economic and social conditions, including, but not limited to, gross domestic product (“GDP”), growth rates, credit availability and disposable incomes, the domestic rate of inflation and exchange rate fluctuations.

Gross domestic product. In 2013, the macroeconomic environment remained challenging in Brazil, with a slightly better situation in the international market, influenced by the recovery in the U.S. and European economies. In order to curb the rising inflation rates observed throughout the year, the Brazilian government raised the economy’s base interest rate (SELIC), from 7.25% at the end of 2012 to 10.0% at the end of 2013. Brazil’s GDP grew by 3.0% in 2013. In 2014, inflation remained at high levels, reaching 6.4% at the end of the year, and the Brazilian government raised again the economy’s basic interest rate from 10.0% at the end of 2013 to 11.75% at the end of 2014. Brazil´s GDP grew 0.5% in 2014. In 2015, Brazilian GDP decreased 3.8%, influenced by a challenging domestic environment with a combination of economic slowdown, higher unemployment levels, inflationary pressure and a higher economy’s basic interest rate (from 11.75% at the end of 2014 to 14.25% at the end of 2015). In 2016, Brazil’s GDP further contracted 3.6%, reflecting the worsening of the crisis on both political and economic fronts, with a combination of weak economic activity and a deterioration in disposable income and employment rates, thus curbing consumption levels and creating a challenging business environment. However, the inflation rates have been gradually declining since the second half of 2016, paving the way for a reduction in basic interest rate (from 14.25% at the end of 2015 to 13.75% at the end of 2016). In 2017, GDP grew 1.0% backed by falling inflation and interest rate (from 13.75% at the end of 2016 to 7.00% at the end of 2017). Our operations are significantly impacted by Brazilian GDP growth, specifically, sales of LPG to commercial and industrial customers, sales of diesel, Oxiteno’s sales to the domestic market and Ultracargo’s logistics operations.

Inflation and currency fluctuations. Our cash operating activities are substantially in Reais and tend to increase with inflation. However, some of our costs of sales and services sold are linked to the U.S. dollar and are not substantially affected by the Brazilian inflation rate. In addition, some of our Real-denominated debt is indexed to take into account the effects of inflation. In 2013, the Real depreciated 15% against the U.S. dollar influenced by the performance of the Brazilian economy, the economic rebound in the United States and the economic instability in the international markets. In 2014, the weak performance of the Brazilian economy and the recovery of the North American economy contributed to a 13% depreciation of Real against the U.S. dollar. In 2014, the IGP-M and the IPCA index rates were 3.7% and 6.4%, respectively. In 2015, the IGP-M and the IPCA index rates were 10.5% and 10.7%, respectively, impacted by the adjustment of regulated prices, such as fuels and electric energy, and the Real depreciated 47% against the U.S. dollar influenced by the downgrade of Brazil’s sovereign credit rating and the expectation for an interest rate rise by the Federal Reserve System. In 2016, the IGP-M and the IPCA index rates were, respectively, 7.2% and 6.3%. In 2016, the Real appreciated 17% against the U.S. dollar. In 2017, the Real depreciated 2% against the U.S. dollar and the IPCA index rate was 2.9%. The IGP-M index rate was -0.5%, the lowest rate since 2009. From December 31, 2017 to March 31, 2018, the Real depreciated 0.5% against the U.S. dollar. The principal foreign exchange risk we face arises from certain U.S. dollar denominated costs and expenses. Although a substantial part of our debt is dollar-denominated, it is currently hedged against currency devaluation through the use of various derivative instruments or matching assets in the same currency. Additionally, a significant part of our raw materials is also denominated or indexed to the U.S. dollar. A large part of our sales is denominated in Reais, although prices in the chemical business are benchmarked to prices prevailing in the international markets, which in turn are linked to U.S. dollars. Hence, we are exposed to foreign exchange rate risks which could negatively impact our businesses, financial situation and operating results as well as our capacity to service our debt.

The table below shows the inflation rate for the periods indicated, as measured by the IGP-M as well as the devaluation (or appreciation) of the Real against the U.S. dollar.

	Year ended December 31,
Index	2017		2016		2015
IGP-M	(0.5%	)	7.2%		10.5%
IPCA	2.9%		6.3%		10.7%
Devaluation (appreciation) of the Real against the U.S. dollar	1.5%		(16.5%	)	47.0%

We manage the foreign exchange risk associated with the scheduled payments under the terms of our U.S. dollar indebtedness by investing in U.S. dollar-denominated securities and foreign currency/interest swap contracts, under which we pay variable interest in Reais based on the interbank certificate of deposit rate, (“CDI”), and receive fixed interest in U.S. currency. As of December 31, 2017 our total obligations denominated in foreign currency were R$4,589.3 million (US$1,387.3 million), including debts, payables arising from imports and net of advances to foreign suppliers. At the same date our total asset position in foreign currency was R$3,158.9 million (US$954.9 million), comprised of investments indexed to U.S. dollars and hedging instruments used to manage fluctuations of exchange rates and foreign currency receivables exposures. As of December 31, 2017, Ultrapar had a net exposure in foreign currency of R$1,430.4 million (US$432.4 million), comprised of a net short position in U.S. dollars of R$404.9 million (US$122.4 million), a net long position in U.S. dollars of R$1,136.5 million (US$343.6 million), a net short position in other currencies of R$2.1 million (US$0.6 million) and a net long position in other currencies, principally the Mexican Peso of R$113.2 million (US$34.2 million), due to the company’s operations in this country. For the purposes of this paragraph, U.S. dollar values were calculated based on the December 31, 2017 Real/U.S. dollar exchange rate. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk — Foreign Exchange Risk” for information about our foreign exchange risk hedging policy and Notes 14 and 31 to our consolidated financial statements.

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

Investments in subsidiaries, associates and joint ventures. A subsidiary is an investee in which the investor is entitled to variable returns on investment and has the ability to interfere in its financial and operational activities. Usually the equity interest in a subsidiary is more than 50%. See Note 3.b to our consolidated financial statements for additional information on our investments in subsidiaries. Investments in associates and joint ventures are accounted for under the equity method of accounting in consolidated financial statements. An associate is an investment, in which an investor has significant influence, that is, has the power to participate in the financial and operating decisions of the investee but does not exercise control. A joint venture is an investment in which the shareholders have the right to net assets on behalf of a joint control. Joint control is the agreement which establish that decisions about the relevant activities of the investee require the consent from the parties that share control. See Note 11 to our consolidated financial statements for additional information on our investments in associates and joint ventures.

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

Intangible assets. Intangible assets include assets acquired by us from third parties, according to the criteria below (see Note 13 to our consolidated financial statements):

•	Goodwill is carried net of accumulated amortization as of December 31, 2008, when it ceased to be amortized. Goodwill generated since January 1, 2009 is shown as intangible asset corresponding to the positive difference between the amount paid or payable to the seller and the fair value of the identified assets and liabilities assumed of the acquired entity, and is tested annually for impairment. Goodwill is allocated to the respective cash generating units (“CGU”) for impairment testing purposes.

•	Exclusive rights disbursements as provided in Ipiranga’s agreements with reseller service stations and major consumers are recognized as distribution rights when paid and amortized according to the conditions established in the agreements.

•	Other intangible assets acquired from third parties, such as software, technology and commercial property rights, are measured at the total acquisition cost and amortized using straight-line method, for the periods mentioned in Note 13 to our consolidated financial statements, taking into account their useful lives, which is reviewed annually.

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

Impairment of assets. The Company and its subsidiaries review, every reporting period, the existence of any indication that an asset may be impaired and annually to intangible assets with indefinite useful life. If there is an indication, the Company and its subsidiaries estimate the recoverable amount of the asset. Assets that cannot be evaluated individually are grouped in the smallest group of assets that generate cash flow from continuous use and that are largely independent of cash flows of other assets (CGU). The recoverable amount of assets or CGUs corresponds to the greater of their fair value net of applicable direct selling costs and their value in use.

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

We tested annually the balances of goodwill shown in the table of Note 13 to our consolidated financial statements for impairment. The determination of value in use involves assumptions, judgments and estimates of cash flows, such as growth rates of revenues, costs and expenses, estimates of investments and working capital and discount rates. The assumptions about growth projections and future cash flows are based on our business plan, as well as comparable market data, and represent management’s best estimate of the economic conditions that will exist over the economic life of the various CGUs, to which goodwill is related.

The evaluation of the value in use is calculated for a period of five years (except the Extrafarma segment), after which we calculate the perpetuity, considering the possibility of carrying the business on indefinitely. For the Extrafarma segment, a 10-year period was used due to its expansion plan and considering a three-year period to maturity of new stores.

As of December 31, 2017, the discount and real growth rates used to extrapolate the projections ranged from 9.6% to 12.7% and from 0% to 1% p.a., respectively, depending on the CGU analyzed. For the subsidiary Oxiteno Andina, due to the macroeconomic scenario in Venezuela, the discount rate used was 803.8%.

Our goodwill impairment tests and net assets of the Company and its subsidiaries did not result in the recognition of losses for the year ended December 31, 2017. For the year ended December 31, 2016, the Company recognized an impairment loss in the amount of R$ 2,114, which correspond to R$ 1,695 related to goodwill and R$ 419 related to other intangible assets, from the subsidiary Oxiteno Andina. The main reason for the impairment recognized in 2016 is Venezuela’s political and economic situation. Our goodwill impairment tests did not result in the recognition of losses for the year ended December 31, 2015. For further detail, see Note 13 (i) to our consolidated financial statements.

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

Exchange rate used in translation of Oxiteno Andina’s financial statements. Due to the political and economic situation in Venezuela, the Company’s management uses the Tipo de Cambio Complementario Flotante de Mercado Supplemental (Floating Market Exchange), or DICOM, in the translation of its financial statements. On May 19, 2017, the Venezuelan Central Bank issued a Foreign Exchange Regulation No. 38, which set forth changes to the Venezuelan foreign exchange markets and regulated the legally recognized different types of exchange rates: a) DIPRO – Tipo de Cambio Protegido (Exchange Protected): Bolivar (“VEF”) is traded at an exchange rate of 9.975 VEF/US$ for purchase and 10.00 VEF/US$ for sale. This rate is applied to importation of essential goods (medicines and food) and raw materials and inputs related to the production of these sectors, which transactions are channeled through CENCOEX – Centro Nacional de Comercio Exterior en Venezuela; b) DICOM: Bolivar was traded at the variable exchange rate of 3,345.00 VEF/US$ for sale and 3,336.64 VEF/US$ for purchase in the last auction of 2017. This rate is applied to all unforeseen currency settlement transactions not expressly set forth in the Venezuelan Foreign Exchange Regulation, which transactions are processed through alternative currency markets. Changes in the exchange rates, the currency market on Venezuela’s economic and political situation could impact our results. For further detail, see Note 2.r to our consolidated financial statements.

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

Financial assets. Our financial instruments are classified as follows:

•	Measured at fair value through profit or loss: financial assets held for trading, that is, acquired or incurred principally for the purpose of selling or repurchasing in the near term, and derivatives. The balances are stated at fair value. The interest earned, the exchange variation, and changes in fair value are recognized in profit or loss.

•	Held to maturity: non-derivative financial assets with fixed or determinable payments, and fixed maturities for which the entity has the positive intention and ability to hold to maturity. The interest earned and the foreign currency exchange variation are recognized in profit or loss, and balances are stated at acquisition cost plus the interest earned, using the effective interest rate method.

•	Available for sale: non-derivative financial assets that are designated as available for sale or that are not classified into other categories at initial recognition. The balances are stated at fair value, and the interest earned and the foreign currency exchange variation are recognized in profit or loss. Differences between fair value and acquisition cost plus the interest earned are recognized in other comprehensive income in the “Valuation adjustments”. Accumulated gains and losses recognized in shareholders’ equity are reclassified to profit or loss in case of prepayment.

•	Loans and receivables: non-derivative financial assets with fixed or determinable payments or receipts, not quoted in an active market, except: (i) those which the entity intends to sell immediately or in the near term and which the entity classified as measured at fair value through profit or loss; (ii) those classified as available for sale; or (iii) those for which the Company may not recover substantially all of its initial investment for reasons other than credit deterioration. The interest earned and the foreign currency exchange variation are recognized in profit or loss. The balances are stated at acquisition cost plus interest, using the effective interest rate method.

We and our subsidiaries use derivative financial instruments for hedging purposes, applying the concepts described below:

•	Hedge accounting – fair value hedge: financial instruments used to hedge exposure to changes in the fair value of an item, attributable to a particular risk, which can affect the entity’s profit or loss. In the initial designation of the fair value hedge, the relationship between the hedging instrument and the hedged item is documented, including the objectives of risk management, the strategy in conducting the transaction, and the methods to be used to evaluate its effectiveness. Once the fair value hedge has been qualified as effective, the hedge item is also measured at fair value. Gains and losses from hedge instruments and hedge items are recognized in profit or loss. The hedge accounting must be discontinued when the hedge becomes ineffective.

•	Hedge accounting – cash flow hedge: financial instruments used to hedge the exposure to variability in cash flows that is attributable to a risk associated with an asset or liability or highly probable transaction or firm commitment that may affect the income statements. The portion of the gain or loss on the hedging instrument that is determined to be effective relating to the effects of exchange rate effect, is recognized directly in equity in accumulated other comprehensive income as “Valuation adjustments” while the ineffective portion is recognized in profit or loss. Gains or losses on the hedging instrument relating to the effective portion of this hedge that had been recognized directly in accumulated other comprehensive income shall be recognized in profit or loss in the period in which the hedged item is recognized in profit or loss or as initial cost of non-financial assets, in the same line of the statement that the hedged item is recognized. The hedge accounting shall be discontinued when (i) the Company cancels the hedging relationship; (ii) the hedging instrument expires; and (iii) the hedging instrument no longer qualifies for hedge accounting. When hedge accounting is discontinued, gains and losses recognized in other comprehensive income in equity are reclassified to profit or loss in the period which the hedged item is recognized in profit or loss. If the transaction hedged is canceled or is not expected to occur, the cumulative gains and losses in other comprehensive income in equity shall be recognized immediately in profit or loss.

•	Hedge accounting – hedge of net investments in foreign operation: financial instruments used to hedge exposure on net investments in foreign subsidiaries due to the fact that the local functional currency is different from the functional currency of the Company. The portion of the gain or loss on the hedging instrument that is determined to be effective, referring to the exchange rate effect, is recognized directly in equity in accumulated other comprehensive income as cumulative translation adjustments, while the ineffective portion and the operating costs are recognized in profit or loss. The gain or loss on the hedging instrument that has been recognized directly in accumulated other comprehensive income shall be recognized in income upon disposal of the foreign operation.

The fair value of financial instruments, including currency and interest hedging instruments, was determined as follows:

•	The fair value of cash and bank deposit balances are identical to their carrying values.

•	Financial investments in investment funds are valued at the value of the fund unit as of the date of the financial statements, which corresponds to their fair value.

•	Financial investments in CDBs (Bank Certificates of Deposit) and similar investments offer daily liquidity through repurchase at the “yield curve” and, therefore, the Company believes their fair value corresponds to their carrying value.

•	The subscription warrants – indemnification were measured based on the share price of Ultrapar (UGPA3) at the financial statements date and are adjusted to the Company’s dividend yield, since the exercise is only possible starting in 2020 onwards and they are not entitled to dividends until then. The number of shares of subscription warrants – indemnification is also adjusted according to the changes in the amounts of provision for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014. (See Note 22 to our consolidated financial statements).

•	Fair value calculation of notes in the foreign market (see Note 14.b to our consolidated financial statements) is based on the quoted price in an active market.

The fair value of other financial investments and financing was determined using calculation methodologies commonly used for mark-to-market reporting, which consist of calculating future cash flows associated with each instrument adopted and adjusting them to present value at the market rates at the date of the reporting period. For some cases where there is no active market for the financial instrument, the Company and its subsidiaries can use quotes provided by the transaction counterparties.

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

Post-employment benefits. The Company and its subsidiaries recognized a provision for post-employment benefits mainly related to seniority bonus, payment of FGTS, and health, dental care, and life insurance plan for eligible retirees. The amounts related to such benefits were determined based on a valuation conducted by the management and are recognized in the financial statements in accordance with IAS 19 (Revised 2011).

Significant actuarial assumptions adopted include:

Economic factors

	2017	2016
	% per year	% per year
Discount rate for the actuarial obligation at present value	9.51	11.46
Average projected salary growth rate	8.38	8.90
Inflation rate (long term)	4.50	5.00
Growth rate of medical services	8.68	9.20

Demographic factors

•	Mortality Table for the life insurance benefit – CSO-80

•	Mortality Table for other benefits – AT 2000 Basic decreased by 10%

•	Disabled Mortality Table – RRB 1983

•	Disability Table – RRB 1944 modified

For further information on our post-employment benefits, see Note 18.b) to our consolidated financial statements.

Changes to the significant actuarial assumptions could impact our results.

Adoption of the Pronouncements Issued by IFRS as issued by the IASB. The Company and its subsidiaries disclosed the relevant information, known or reasonably estimated to the possible impacts on the adoption of IFRS 9 and IFRS 15 that were available in the preparation of these financial statements, and are subject to change until the first complete financial statements with the initial adoption are disclosed in 2018. For further detail, see Note 2.y to our consolidated financial statements.

Standards and criteria adopted in preparing the information

The consolidated financial information presented below was prepared based on the consolidated financial statements as of and for the years ended December 31, 2017, 2016 and 2015, which were prepared in accordance with IFRS. Ultrapar’s financial information is presented on a consolidated basis. Financial information relating to Ultragaz, Ipiranga, Oxiteno, Ultracargo and Extrafarma is presented on an individual basis and does not reflect elimination of intercompany transactions. See “Presentation of Financial Information.” Accordingly, the sum of individual financial information of Ultrapar’s subsidiaries may not correspond to the consolidated financial information of Ultrapar.

Results of operations

The following discussion of our results of operations is based on the financial information derived from our consolidated financial statements prepared in accordance with IFRS.

Year ended December 31, 2017 compared to the year ended December 31, 2016.

The following table shows a summary of our results of operations for the years ended December 31, 2017 and 2016:

	Year ended December 31, 2017	% of net revenue from sales and services	Year ended December 31, 2016	% of net revenue from sales and services	Percent change 2017— 2016
	(R$ million)
Net revenue from sales and services	80,007.4	100%	77,353.0	100%	3%
Cost of products and services sold	(72,735.8)	-91%	(70,342.7)	-91%	3%
Gross profit	7,271.6	9%	7,010.2	9%	4%
Selling, marketing, general and administrative expenses	(4,461.8)	-6%	(4,097.4)	-5%	9%
Other operating income, net	59.4	0%	199.0	0%	-70%
Gain (loss) on disposal of property, plant and equipment and intangibles	(2.2)	0%	(6.1)	0%	-63%
Operating income before financial income (expenses) and share of profit (loss) of joint ventures and associates	2,866.9	4%	3,105.7	4%	-8%
Net financial expenses	(474.3)	-1%	(842.6)	-1%	-44%
Income and social contribution taxes	(839.4)	-1%	(700.0)	-1%	20%
Share of profit (loss) of joint ventures and associates	20.7	0%	7.5	0%	176%
Net income	1,573.9	2%	1,570.6	2%	0%
Net income attributable to:
Shareholders of Ultrapar	1,574.3	2%	1,561.6	2%	1%
Non-controlling shareholders of the subsidiaries	(0.4)	0%	9.0	0%	-105%

The following table shows our EBITDA and depreciation and amortization for the years ended December 31, 2017 and 2016:

	Year ended December 31, 2017	% of net revenue from sales and services	Year ended December 31, 2016	% of net revenue from sales and services	Percent change 2017— 2016
	(R$ million)
EBITDA(1)	4,063.5	5%	4,216.7	5%	-4%
Depreciation and amortization	1,176.0	1%	1,103.5	1%	7%

(1)	See footnote 4 under “Item 3.A. Key Information — Selected Consolidated Financial Data” for additional discussion of EBITDA and its reconciliation to other information in our financial statements.

Net revenue from sales and services. Ultrapar’s net revenue from sales and services increased 3%, from R$77,353.0 million in 2016 to R$80,007.4 million in 2017. Ultrapar’s net revenue from sales and services generally includes revenues from fuel and gas sales by Ipiranga and Ultragaz, respectively, pharmaceutical products sales by Extrafarma, specialty chemicals sales by Oxiteno and liquid bulk storage services provided by Ultracargo, reduced by sales taxes such as ICMS, PIS and COFINS and by discounts and sales returns.

The following table shows the change in net revenue from sales and services for each of our businesses:

	2016	2017	Percent change 2017-2016
	(R$ million)
Ipiranga	66,407.3	67,730.9	2%
Oxiteno	3,700.7	3,957.6	7%
Ultragaz	5,365.5	6,069.3	13%
Ultracargo	355.4	438.4	23%
Extrafarma	1,578.2	1,869.5	18%

Ipiranga’s net revenue from sales increased by 2%, from R$66,407.3 million in 2016 to R$67,730.9 million in 2017, mainly due to (i) an increase in diesel and gasoline prices, which were more frequently adjusted to reflect international benchmark prices in 2017 (See “Item 4.B. Information on the Company — Business Overview — Fuel Distribution — Industry and Regulatory Overview — The role of the Brazilian government”), (ii) the increase in taxes levied on gasoline, diesel and ethanol (PIS and COFINS taxes) from June 2017 (See “Item 4.B. Information on the Company — Business Overview — Fuel Distribution — Industry and Regulatory Overview — The role of the Brazilian government”), (iii) the greater share of gasoline in the 2017 sales breakdown from 36.1% in 2016 to 37.5% in 2017, and (iv) the strategy of constant innovation in services and convenience, generating improved customer satisfaction and loyalty. Ipiranga’s sales volume in 2017 remained almost stable compared to total sales in 2016, from 23,507 thousand cubic meters in 2016 to 23,458 thousand cubic meters in 2017. In 2017, Ipiranga reported an increase of 1% in sales volume of gasoline, ethanol and natural gas for vehicles (Otto cycle) influenced by the car fleet expansion (+1%). In line with the economy’s performance, diesel volume decreased by 2% year on year, despite growth in the second half of 2017.

Oxiteno’s net revenue from sales increased by 7%, from R$3,700.7 million in 2016 to R$3,957.6 million in 2017, largely due to the increased sales volume. On the other hand, the increase in Oxiteno’s net revenue was partially offset by a 9% decrease in the average Real-U.S. dollar exchange rate (from R$3.49 per US$1.00 in 2016 to R$3.19 per US$ in 2017), due to the fact that Oxiteno’s sales are highly influenced by the foreign exchange rate, with the appreciation effectively decreasing Oxiteno’s net revenue in Reais. Sales volume sold at Oxiteno grew 7% in 2017, from 738 thousand tons in 2016 to 790 thousand tons in 2017, primarily as a result of 16% and 5% increases in the volumes of commodities and specialty chemicals, respectively, reflecting increased demand from United States due to pre-marketing sales in preparation for the start of the new plant in Pasadena, along with a growth of volume sold in Brazil as a result of the recovery of Brazil’s economy.

Ultragaz’s net revenue from sales increased by 13%, from R$5,365.5 million in 2016 to R$6,069.3 million in 2017, mainly due to (i) the increase in the cost of bottled and bulk LPG at refineries, which were more frequently adjusted to reflect international benchmark prices in 2017 (See “Item 4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Industry and Regulatory Overview — The role of the Brazilian government”), and (ii) Ultragaz’s differentiation and innovation strategy. The lower share of bulk LPG in the sales mix partly offset the revenues growth. Ultragaz’s sales volume decreased by 1%, from 1,760 thousand tons in 2016 to 1,746 thousand tons in 2017. Despite the stable sales volume in the bottled LPG category, due to investments to add new resellers, the bulk category posted a 3% reduction, explained primarily by the loss of some customers to natural gas and the planned reduction in the LPG demand by an industrial client.

Ultracargo’s net revenue from services increased by 23%, from R$355.4 million in 2016 to R$438.4 million in 2017, due to increased volumes of fuel handled in Ultracargo’s terminals leading to increased average storage volumes, improved productivity and the partial return to operations in June 2017 of 67.5 thousand m3 out of 151.5 thousand m3 in Santos that had been shut down since April 2015 incident. Average storage posted an increase of 8% in 2017, due mainly to an increase in the volume of fuels handling at the Santos, Suape and Itaqui terminals, explained primarily by the partial resumption of activities in its Santos terminal in 2017 and the higher demand for fuel handling at Brazilian ports.

Extrafarma’s net revenue from sales increased by 18%, from R$1,578.2 million in 2016 to R$1,869.5 million in 2017, mainly due to an increase in retail sales resulting from an increase in the average number of stores coupled with 10% growth in same store sales (corresponding to sales in stores that have been operating for more than 12 months). This growth was partly offset by a 17% decrease in mobile phones revenues, and lower revenues from the wholesale business. Extrafarma opened 100 new stores and closed 21 stores in 2017, resulting in a 25% expansion of the network, with a net of 79 new stores.

Cost of products and services sold. Ultrapar’s cost of products and services sold increased by 2%, from R$70,342.7 million in 2016 to R$72,735.8 million in 2017. Ultrapar main costs of products and services sold are related to the purchase of goods for resale, including diesel, gasoline and ethanol for Ipiranga, LPG for Ultragaz and pharmaceutical products for Extrafarma, and raw material, substantially the ethylene for Oxiteno, and depreciation and amortization.

The following table shows the change in cost of products and services sold for each of our businesses:

	2016	2017	Percent change 2017-2016
	(R$ million)
Ipiranga	61,877.4	63,003.0	2%
Oxiteno	2,781.7	3,199.5	15%
Ultragaz	4,467.2	5,095.6	14%
Ultracargo	199.0	218.5	10%
Extrafarma	1,071.9	1,277.6	19%

Ipiranga’s cost of products sold increased by 2%, from R$61,877.4 million in 2016 to R$63,003.0 million in 2017, due mainly to shifts in the costs of diesel and gasoline, which were more frequently adjusted by producers to reflect international benchmark prices in 2017 and to the increase in taxes levied on gasoline, diesel and ethanol (PIS and COFINS taxes) starting from June 2017.

Oxiteno’s cost of products sold increased 15% compared to 2016, from R$2,781.7 million in 2016 to R$3,199.5 million in 2017, due mainly (i) to the higher sales volume, (ii) costs associated with the lengthy stoppage of the Oleoquímica plant due to technical problems in the restarting of the plant, and (iii) increased pre-operational costs (mainly personnel, maintenance and tax property) in preparation for the start of the new Pasadena plant, partially offset by a 9% appreciation of Brazilian Real.

Ultragaz’s cost of products sold increased 14%, from R$4,467.2 million in 2016 to R$5,095.6 million in 2017, due mainly to the higher cost of LPG at refineries, which were more frequently adjusted to reflect international benchmark prices in 2017.

Ultracargo’s cost of services sold increased by 10%, from R$199.0 million in 2016 to R$218.5 million in 2017, due mainly to higher payroll and materials costs, in line with the increased storage volumes.

The cost of products sold by Extrafarma increased by 19%, from R$1,071.9 million in 2016 to R$1,277.6 million in 2017, due mainly to the greater sales volume and the annual adjustment in medicine prices as authorized by the Medicine Market Regulation Chamber (CMED) by 3%.

Gross profit. For the reasons described above, Ultrapar’s gross profit increased by 4%, from R$7,010.2 million in 2016 to R$7,271.6 million in 2017, as a result of the increased gross profit in Ipiranga, Ultragaz, Ultracargo and Extrafarma. Ipiranga’s gross profit increased by 4%, from R$4,529.9 million in 2016 to R$4,727.9 million in 2017. Oxiteno’s gross profit decreased by 18%, from R$919.0 million in 2016 to R$758.1 million in 2017. Ultragaz’s gross profit increased by 8%, from R$898.3 million in 2016 to R$973.8 million in 2017. Ultracargo’s gross profit increased by 41%, from R$156.4 million in 2016 to R$219.9 million in 2017. Extrafarma’s gross profit increased by 17%, from R$506.3 million in 2016 to R$591.9 million in 2017.

Selling, marketing, general and administrative expenses. Ultrapar’s selling, marketing, general and administrative (“SG&A”) expenses generally include personnel, freight, marketing and depreciation and amortization expenses. Ultrapar’s SG&A expenses increased by 9%, from R$4,097.4 million in 2016 to R$4,461.8 million in 2017.

The following table shows the changes in SG&A expenses for each of our businesses:

	2016	2017	Percent change 2017-2016
	(R$ million)
Ipiranga	2,257.6	2,431.3	8%
Oxiteno	616.4	668.0	8%
Ultragaz	615.5	630.6	2%
Ultracargo	99.7	112.8	13%
Extrafarma	511.1	622.7	22%

Ipiranga’s SG&A expenses increased by 8% in 2017, from R$2,257.6 million in 2016 to R$2,431.3 million in 2017, due to (i) an increase in freight expenses, (ii) increased expenses with projects and strategic initiatives, particularly those relating to the lubricants joint venture with Chevron, and (iii) costs incurred in connection with the expansion of the service stations and franchise networks.

Oxiteno’s SG&A expenses increased by 8% in 2017, from R$616.4 million in 2016 to R$668.0 million in 2017, due to higher freight expenses resulting from the greater volumes sold and pre-operating expenses (mainly personnel, advertising and marketing and expenses with studies and projects) in preparation for the start of the new Pasadena plant.

Ultragaz’s SG&A expenses increased by 2% in 2017, from R$615.5 million in 2016 to R$630.6 million in 2017, as result of the effects of a 2.9% inflation rate (measured by the IPCA) on expenses, which was partially offset by new cost-cutting initiatives in recent years.

Ultracargo’s SG&A expenses increased by 13% in 2017, from R$99.7 million in 2016 to R$112.8 million in 2017, due mainly to (i) increased payroll expenses resulting from additional personnel, annual salary adjustment and increased variable compensation in line with operating indicators growth, and (ii) increased costs incurred with consultancies and legal advice.

Extrafarma’s SG&A expenses increased by 22% in 2017, from R$511.1 million in 2016 to R$622.7 million in 2017, mainly due to the 23% increase in the average number of stores and R$6 million to expenses resulting from the transfer of its distribution center from Belém to Benevides, and indemnity expenses with dismissals incurred in the first quarter of 2017, partially offset by initiatives to increase efficiency.

Other operating income, net. Other operating income, net decreased from R$199.0 million in 2016 to R$59.4 million in 2017, mainly due to (i) Ultracargo with the effects of the April 2015 fire in Santos, with a positive impact of R$68 million in 2016 resulting mainly from recovery from insurers, and a negative impact of R$39 million in 2017 resulting from expenses relating to the accident; and (ii) Ultragaz with the negative impact of the Cease and Desist Agreement entered into in November 2017 with CADE, which generated an expense of R$84 million.

Income from disposal of assets. Ultrapar’s income from disposal of assets is mainly composed of the sale of real estate at Ipiranga in both years and increased from net expenses of R$6.1 million in 2016 to a net expense of R$2.2 million in 2017, or an increase of 63%.

Operating income before financial income (expenses) and share of profit of joint ventures and associates. For the reasons described above, Ultrapar’s operating income before financial income (expenses) and share of profit of joint ventures and associates decreased by 8%, from R$3,105.7 million in 2016 to R$2,866.9 million in 2017, as a result of the decreased operating income before financial income (expenses) and share of profit of joint ventures and associates in Oxiteno, Ultragaz, Ultracargo and Extrafarma. Ipiranga’s operating income before financial income (expenses) and share of profit of joint ventures and associates increased by 1%, from R$2,383.6 million in 2016 to R$2,418.5 million in 2017. Oxiteno’s operating income before financial income (expenses) and share of profit of associates decreased by 54%, from R$308.2 million in 2016 to R$140.3 million in 2017. Ultragaz’s operating income before financial income (expenses) and share of profit of associates decreased by 7%, from R$288.4 million in 2016 to R$269.1 million in 2017. Ultracargo’s operating income before financial income (expenses) and share of profit of joint ventures and associates decreased by 41%, from R$127.9 million in 2016 to R$74.9 million in 2017. Extrafarma’s operating income before financial income (expenses) and share of profit of joint ventures and associates decreased by 561%, from operating loss of R$5.6 million in 2016 to operating loss of R$36.9 million in 2017.

Net financial expenses. Net financial expenses include mainly income and expenses from interest on financial investments and financing and exchange rate variation. Ultrapar’s net financial expenses decreased by 44%, from R$842.6 million in 2016 to R$474.3 million in 2017, mainly due to (i) the lower average CDI rates during the period (9.9% in 2017 compared to 14.0% in 2016), and (ii) foreign exchange rate effects during the period, which were partially offset by an increase in net debt (from R$5,715.3 million as of December 31, 2016 to R$7,220.7 million as of December 31, 2017). Ultrapar’s net debt to EBITDA ratio was 1.78x as of December 31, 2017, compared with 1.36x as of December 31, 2016.

As of December 31, 2017, Ultrapar’s gross debt was R$13,590.6 million and net debt was R$7,220.7 million, compared to gross debt of R$11,417.1 million and net debt of R$5,715.3 million as of December 31, 2016. See footnote 8 under “Item 3.A. Key Information — Selected Consolidated Financial Data” for a detailed discussion of net debt and its reconciliation to information in our financial statements, as well as Notes 4, 14 and 31 to our consolidated financial statements.

Income and social contribution taxes. Ultrapar’s income and social contribution taxes, net of benefits from income tax exemptions, increased by 20%, from R$700.0 million in 2016 to R$839.4 million in 2017.

Net income for the year. Ultrapar’s net income for 2017 reached R$1,573.9 million, which was stable compared to R$1,570.6 million for 2016, mainly due to the lower financial expenses incurred during the period, partially offset by the decrease in operating income before financial income (expenses) and share of profit of joint ventures and associates between the periods, and higher amortization and depreciation, as a result of investments made during the period, all as described above.

EBITDA. Ultrapar’s EBITDA decreased 4%, from R$4,216.7 million in 2016 to R$4,063.5 million in 2017, as a result of EBITDA decreases in Oxiteno, Ultracargo and Extrafarma.

The reconciliation of the EBITDA starting from the net income is presented below:

R$ million	2017	2016	2015
Net income for the year	1,573.9	1,570.6	1,513.0
(+) Income and social contribution taxes	839.4	700.0	734.3
(+) Net financial expenses	474.3	842.6	703.3
(+) Depreciation and amortization	1,176.0	1,103.5	1,002.6
EBITDA(1)	4,063.5	4,216.7	3,953.3

(1)	See footnote 4 under “Item 3.A. Key Information — Selected Consolidated Financial Data” for a more complete discussion of EBITDA and its reconciliation to information in our financial statements.

The following table shows the changes in EBITDA for each of our segments:

	2016	2017	Percent change 2017-2016
	(R$ million)
Ipiranga(1)	3,080.5	3,136.5	2%
Oxiteno	458.9	294.8	-36%
Ultragaz	446.6	453.2	1%
Ultracargo	171.2	124.1	-28%
Extrafarma	37.1	24.0	-35%

(1)	EBITDA does not include losses related to ConectCar in the amount of R$21.0 million and R$24.4 million in 2017 and 2016, respectively.

Ipiranga reported EBITDA of R$3,136.5 million in 2017, an increase of 2% compared to 2016, in line with the revenues growth due mainly to (i) the strategy of constant services and convenience innovation at service stations, and (ii) improved sales mix with a bigger share of gasoline in the mix (from 36.1% in 2016 to 37.5% in 2017).

Oxiteno reported EBITDA of R$294.8 million, a 36% decrease compared to 2016, despite the increase in total volumes. The reduction is due mainly (i) to the R$ 0.30/US$ appreciation of the average price of the Brazilian Real in 2017, (ii) higher volatility of certain raw materials prices, (iii) the lengthy stoppage of the Oleoquímica plant, and (iv) pre-operational costs at the new Pasadena plant.

Ultragaz’s EBITDA totaled R$453.2 million, 1% higher than 2016, as a result of (i) costs and expenses cutting initiatives, (ii) commercial strategies intended to capture new customers and resellers, and (iii) the differentiation and innovation strategy. If the above-mentioned R$84 million contingency expense in 2017 is not considered, Ultragaz EBITDA posted a 20% growth.

Ultracargo’s EBITDA totaled R$124.1 million in 2017, a 28% decrease compared to 2016, due to recoveries against insurance claims in 2016, without corresponding effects in 2017, partially offset by increased cargo handling volumes. See “Item 4.A. Information on the Company — History and Development of the Company — Ultracargo – Fire at storage facilities in Santos.”

Extrafarma reported EBITDA of R$24.0 million, a 35% decrease compared to 2016, because of the increased number of maturing stores, which went from 45% of the chain in 2016 to 55% in 2017, and R$11 million expenses incurred in connection with the transfer of the distribution center from Belém to Benevides. This decrease was partially offset by strategic and commercial initiatives intended to reduce costs and increase efficiency.

For a reconciliation of our EBITDA and the EBITDA of Ipiranga, Oxiteno, Ultragaz, Ultracargo and Extrafarma to information in our financial statements, see footnote 4 under “Item 3.A. Key Information — Selected Consolidated Financial Data.”

Year ended December 31, 2016 compared to the year ended December 31, 2015.

The following table shows a summary of our results of operations for the years ended December 31, 2016 and 2015:

	Year ended December 31, 2016	% of net revenue from sales and services	Year ended December 31, 2015	% of net revenue from sales and services	Percent change 2016 – 2015
	(R$ million)
Net revenue from sales and services	77,353.0	100%	75,655.3	100%	2%
Cost of products and services sold	(70,342.7)	-91%	(68,933.7)	-91%	2%
Gross profit	7,010.2	9%	6,721.6	9%	4%
Selling, marketing, general and administrative expenses	(4,097.4)	-5%	(3,837.9)	-5%	7%
Other operating income, net	199.0	0%	50.6	0%	293%
Gain (loss) on disposal of property, plant and equipment and intangibles	(6.1)	0%	27.3	0%	-122%
Operating income before financial income (expenses) and share of profit (loss) of joint ventures and associates	3,105.7	4%	2,961.5	4%	5%
Net financial expenses	(842.6)	-1%	(703.3)	-1%	20%
Income and social contribution taxes	(700.0)	-1%	(734.3)	-1%	-5%
Share of profit (loss) of joint ventures and associates	7.5	0%	(10.9)	0%	-169%
Net income	1,570.6	2%	1,513.0	2%	4%
Net income attributable to:
Shareholders of Ultrapar	1,561.6	2%	1,503.5	2%	4%
Non-controlling shareholders of the subsidiaries	9.0	0%	9.5	0%	-5%

The following table shows our EBITDA and depreciation and amortization for the years ended December 31, 2016 and 2015:

	Year ended December 31, 2016	% of net revenue from sales and services	Year ended December 31, 2015	% of net revenue from sales and services	Percent change 2016 – 2015
	(R$ million)
EBITDA(1)	4,216.7	5%	3,953.3	5%	7%
Depreciation and amortization	1,103.5	1%	1,002.6	1%	10%

(1)	See footnote 4 under “Item 3.A. Key Information — Selected Consolidated Financial Data” for additional discussion of EBITDA and its reconciliation to other information in our financial statements.

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

The following table shows the change in net revenue from sales and services for each of our businesses:

	2015	2016	Percent change 2016- 2015
	(R$ million)
Ipiranga	65,349.8	66,407.3	2%
Oxiteno	4,082.5	3,700.7	-9%
Ultragaz	4,621.2	5,365.5	16%
Ultracargo	315.5	355.4	13%
Extrafarma	1,336.3	1,578.2	18%

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

Oxiteno’s net revenue from sales decreased by 9%, from R$4,082.5 million in 2015 to R$3,700.7 million in 2016, largely due to 15% lower average prices in USD, as a consequence of lower international commodities prices and a greater share of these products in the sales mix. Decrease in Oxiteno’s net revenue was partially offset by a 5% increase in the average Real-U.S. dollar exchange rate (from R$3.33 per US$1.00 in 2015 to R$3.49 per US$ in 2016), due to the fact that Oxiteno’s sales are highly influenced by the foreign exchange rate, with the depreciation effectively increasing Oxiteno’s net revenue in Reais and a 2% increase in sales volume. Sales volume sold at Oxiteno was 2% higher in 2016, from 725 thousand tons in 2015 to 738 thousand tons in 2016, as a result of a 17% growth in commodities, as a strategy of increasing efficiency in the use of capacity and dilution in cost of plants, to compensate for the 1% decline in sales volume of specialty chemicals, a reflection of weak economic activity in Brazil.

Ultragaz’s net revenue from sales increased by 16%, from R$4,621.2 million in 2015 to R$5,365.5 million in 2016, mainly due to (i) the increase in the costs of LPG for use in the bottled and bulk category by Petrobras of 15.0% and 11.0%, respectively, in September 2015, 4.0% in the bulk category in December 2015 and 12.0% in the bulk category in December 2016, (ii) higher sales volume sold as detailed below, (iii) the adoption of differentiation and innovation strategies, and (iv) the increased share of the bulk category in the composition of total sales mix from 31% in 2015 to 32% in 2016. Ultragaz’s sales volume increased by 4%, from 1,697 thousand tons in 2015 to 1,760 thousand tons in 2016, with a 3% growth in the LPG bottled category, the result of commercial initiatives to increase the numbers of resellers, and 6% growth in the bulk category due to investments in the capture of new customers despite the effects of the slowdown of the economy.

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

The following table shows the change in cost of products and services sold for each of our businesses:

	2015	2016	Percent change 2016-2015
	(R$ million)
Ipiranga	61,236.8	61,877.4	1%
Oxiteno	2,809.8	2,781.7	-1%
Ultragaz	3,884.6	4,467.2	15%
Ultracargo	151.9	199.0	31%
Extrafarma	900.9	1,071.9	19%

Ipiranga’s cost of products sold increased by 1%, from R$61,236.8 million in 2015 to R$61,877.4 million in 2016, due to the increases in diesel and gasoline costs of 4.0% and 6.0%, respectively, by Petrobras in October 2015 and correspondingly higher ethanol costs, partially offset by lower sales volume and imported fuels.

Oxiteno’s cost of products sold decreased 1% compared to 2015, from R$2,809.8 million in 2015 to R$2,781.7 million in 2016, due to lower payroll costs offset by (i) higher sales volume, (ii) a 5% weaker Real, which increased Oxiteno’s costs denominated or linked to the U.S. dollar, particularly variable costs associated with raw materials such as the ethylene and (iii) increased prices of certain raw materials, international prices of palm kernel oil increased by 45% year on year.

Ultragaz’s cost of products sold increased 15%, from R$3,884.6 million in 2015 to R$4,467.2 million in 2016, mainly due to (i) the increase in the costs of LPG for use in the bottled and bulk category by Petrobras of 15.0% and 11.0%, respectively, in September 2015, 4.0% in the bulk category in December 2015 and 12.0% in the bulk category in December 2016, (ii) higher volumes, and (iii) higher unit freight costs due to the increase in product withdrawals on more distant routes.

Ultracargo’s cost of services sold increased by 31%, from R$151.9 million in 2015 to R$199.0 million in 2016, due to higher costs with payroll, maintenance, insurance and rental expenses in Ultracargo’s terminal.

The cost of products sold by Extrafarma increased by 19%, from R$900.9 million in 2015 to R$1,071.9 million in 2016, due to greater sales volume and the annual price adjustment in medicines authorized by the Drugs Market Regulation Chamber (CMED) of 12%.

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

The following table shows the changes in SG&A expenses for each of our businesses:

	2015	2016	Percent change 2016-2015
	(R$ million)
Ipiranga	2,087.2	2,257.6	8%
Oxiteno	690.8	616.4	-11%
Ultragaz	525.4	615.5	17%
Ultracargo	100.6	99.7	-1%
Extrafarma	427.5	511.1	20%

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

Net financial expenses. Net financial expenses include mainly income and expenses from interest on financial investments and financing and exchange rate variation. Ultrapar’s net financial expenses increased by 20%, from R$703.3 million in 2015 to R$842.6 million in 2016, mainly due to (i) higher CDI rates in the period (14.0% in 2016 compared to 13.2% in 2015), (ii) higher net debt from R$4,928.4 million in 2015 to R$5,715.3 million in 2016, in line with the growth of the company, and (iii) currency rate fluctuations in the period. Ultrapar’s net debt to EBITDA ratio was 1.36x as of December 31, 2016, compared with 1.25x as of December 31, 2015.

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

The following table shows the changes in EBITDA for each of our segments:

	2015	2016	Percent change 2016- 2015
	(R$ million)
Ipiranga(1)	2,768.8	3,080.5	11%
Oxiteno	739.8	458.9	-38%
Ultragaz	357.0	446.6	25%
Ultracargo	26.3	171.2	551%
Extrafarma	28.7	37.1	29%

(1)	EBITDA does not include losses related to ConectCar in the amount of R$24.4 million and R$23.2 million in 2016 and 2015, respectively.

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

Our principal sources of liquidity derive from (i) cash, cash equivalents and financial investments, (ii) cash generated from operations and (iii) financings. We believe that these sources are sufficient to satisfy our current funding requirements for a period of 12 months, which include, but are not limited to, working capital, capital expenditures, amortization of debt and payment of dividends.

Periodically, we assess the opportunities for acquisitions and investments. We consider different types of investments, either directly or through joint ventures, or associated companies, and we finance such investments using cash generated from our operations, debt financing, through capital increases or through a combination of these methods.

Sources and uses of funds. Net cash provided by operating activities was R$2,279.4, R$2,513.7 million and R$3,201.7 million for 2017, 2016 and 2015, respectively. In 2017, net cash provided by operating activities was R$234.3 million lower than that of 2016, mainly due to a decrease in EBITDA year-over-year and the increase in working capital investments given the volatility observed in LPG and fuel acquisition prices (See “Item 4.B. Information on the Company — Business Overview — Fuel Distribution — Industry and Regulatory Overview — The role of the Brazilian government” and “Item 4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Industry and Regulatory Overview — The role of the Brazilian government”). In 2016, net cash provided by operating activities was R$688.0 million lower than that of 2015, despite the 7% EBITDA growth and lower investment in working capital when compared to 2015. Due to the use of the indirect method of cash flow, interest on financial liabilities and variations on the exchange rate adjustment in the net cash provided by operating activities in 2016 were R$818.8 million lower than in 2015. In 2015, net cash provided by operating activities was R$551.0 million higher than that of 2014, mainly due to the growth in operations, partially offset by an increase in investment in working capital, that grew from a divestment of R$99.0 million to an investment of R$455.0 million in 2015.

Net cash used in investing activities was R$1,912.1, R$1,848.8 million and R$801.8 million for 2017, 2016 and 2015, respectively. In 2017, Ultrapar continued with an investment strategy focused on the continuing growth of scale and competitiveness, better serving an increasing number of customers. In 2017, 2016 and 2015, we invested R$2,016.9, R$1,637.9 million and R$1,334.2 million in additions to fixed assets, equipment and intangible assets, net of divestment and repayments. In addition, capital investments were made in ConectCar of R$16.0, R$47.3 million and R$41.1 million in 2017, 2016 and 2015 respectively.

Net cash from financing activities totaled a cash provided by of R$340.3 million and R$928.4 million for 2017 and 2016, respectively and a cash provided of R$2,520.7 million for 2015. In 2017, cash flow used by financing activities decrease in R$588.0 million compared to 2016, mainly due to an increase in amortization of principal, which was partially offset by an R$833.8 increase in proceeds from new financings. In 2016, cash flow used by financing activities increased in R$3,449.1 million compared to 2015, mainly as a result of lower use of resources for amortization of debt and an increase of R$1,292.3 million in new loans and financings, which strengthened the cash position and extended the Company’s debt profile. In 2015, net cash used in financing activities increased by R$1,981.4 million compared to 2014, mainly as a result of an increase in amortization of debt and interest payment and for acquisition of shares issued by the Company (share buyback program).

Accordingly, cash and cash equivalents totaled R$5,002.0, R$4,274.2 million and R$2,702.9 million as of December 31, 2017, 2016 and 2015, respectively.

We believe we have sufficient working capital to meet our current needs for a period of 12 months. We had R$6,285.5 million in cash, cash equivalents and short-term investments as of December 31, 2017. The gross indebtedness due from January 1 to December 31, 2018 totaled R$3,809.9 million, including estimated interest payments on loans, as of December 31, 2017. See “– Tabular Disclosure of Contractual Obligations.” Furthermore, we estimate investments of R$2,676.5 in 2018.

We anticipate that we will spend approximately R$20.4 billion in the next five years to meet long-term contractual obligations described in the Tabular Disclosure of Contractual Obligations and for the 2018 budgeted capital expenditures. We expect to meet these cash requirements through a combination of cash generated from operating activities and cash generated by financing activities, including new debt financing and the refinancing of some of our indebtedness as it becomes due.

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

Indebtedness

As of December 31, 2017, our consolidated short and long-term debt was as follows:

Indebtedness	Currency		Interest Rate(1)	Principal amount of outstanding and accrued interest through December 31,
				2017	2016
				(in millions of Reais)
Foreign currency-denominated loans:
Notes in the foreign market	US$		5.3%	2,454.1	2,412.1
Foreign loan	US$		LIBOR (2) + 1.0%	788.8	942.5
Financial institutions	US$		LIBOR (2) + 2.5%	330.8	195.0
Foreign loan	US$		LIBOR (2) + 1.9%	298.9	332.6
Foreign loan	US$		2.2%	259.0	486.5
Financial institutions	US$		2.8%	106.7	109.9
Advances on Foreign Exchange Contracts	US$		2.4%	44.5	111.1
Financial institutions	MX$	(3)	8.5%	27.0	24.6
Foreign currency advances delivered	US$		2.2%	26.1	32.6
BNDES	US$		6.4%	4.5	7.1
Financial institutions	MX$	(3)	TIIE (3) + 1.5%	3.4	9.6
Financial institutions	Bs$	(8)	24.0%	0.6	0.4
Reais – denominated loans:
Debentures – 1st, 2nd, 4th and 6th public issuances IPP	R$		105.8% of CDI	2,836.7	1,914.5
Banco do Brasil floating rate	R$		107.3% of CDI	2,794.3	2,956.5
Debentures – CRA	R$		95.0% of CDI	1,380.9	—
Debentures – 5th issuance	R$		108.3% of CDI	817.7	832.4
Debentures – CRA	R$		IPCA (7) + 4.6%	554.4	—
BNDES	R$		TJLP (4) + 2.4%	206.4	307.6
Export Credit Note floating rate	R$		101.5% of CDI	157.7	158.8
BNDES	R$		SELIC (6) + 2.3%	69.4	71.4
BNDES EXIM	R$		TJLP (4) + 3.5%	62.8	62.1
Finance leases	R$		IGP-M (5) + 5.6%	48.5	48.6
FINEP – Research and Projects Financing	R$		4.0%	35.6	48.7
FINEP – Research and Projects Financing	R$		TJLP (4) + 1.0%	32.7	34.6
BNDES EXIM	R$		SELIC (6) + 3.9%	30.9	28.1
Banco do Nordeste do Brasil(9)	R$		8.5%	28.1	47.1
BNDES	R$		5.6%	26.3	40.3
FINAME – Financing for Machines and Equipment	R$		TJLP (4) + 5.7%	0.1	0.1
Floating rate finance leases	R$			—	0.1
Fixed rate finance leases	R$			—	0.0
Total loans				13,426.8	11,214.8
Unrealized losses on swaps transactions				163.7	202.4

Total				13,590.6	11,417.1

(1)	Interest rate as of December 31, 2017.
(2)	LIBOR = London Interbank Offered Rate.
(3)	MX$ = Mexican peso and TIIE = the Mexican interbank balance interest rate.
(4)	TJLP (Long-Term Interest Rate) = set by the National Monetary Council, TJLP is the basic financing cost of BNDES. On December 31, 2017, TJLP was fixed at 7.0% p.a.
(5)	IGP-M = General Index of Market Prices of Brazilian inflation, calculated by the Getulio Vargas Foundation.
(6)	SELIC = Brazilian base interest rate.
(7)	IPCA = Brazilian National Wide Consumer Price Index.
(8)	Bs$ = Bolívar.
(9)	Contract linked to the FNE (Northeast Constitutional Financing Fund) rate, as managed by Bando do Nordeste do Brasil, the purpose of which is to promote the development of the industrial sector. On December 31, 2017, the FNE interest rate was 10% p.a. FNE grants a 15% interest rate discount for timely payments.

Our consolidated debt as of December 31, 2017 had the following maturity schedule:

Maturity	Amount
(in millions of Reais)
January 1, 2018 to December 31, 2018	3,503.7
January 1, 2019 to December 31, 2019	1,826.9
January 1, 2020 to December 31, 2020	894.6
January 1, 2021 to December 31, 2021	1,302.5
January 1, 2022 to December 31, 2022	3,016.4
2023 thereafter	3,046.5

Total	13,590.6

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

The financings are guaranteed by collateral in the amount of R$66.3 million as of December 31, 2017 (R$56.6 million as of December 31, 2016) and by guarantees and promissory notes in the amount of R$9,858.0 million as of December 31, 2017 (R$7,069.5 million as of December 31, 2016) and guarantees related to raw materials imported by the subsidiary Ipiranga in the amount of R$81.0 million (R$59.3 million as of December 31, 2016).

Some subsidiaries issued collateral to financial institutions in connection with the amounts owed by some of their customers to such institutions (vendor financing). If a subsidiary is required to make any payment under this collateral, this subsidiary may recover the amount paid directly from its customers through commercial collection. The maximum amount of future payments related to this collateral is R$8.2 million as of December 31, 2017 with maturities of less than 212 days. As of December 31, 2017, Ultrapar did not have losses in connection with this collateral. The fair value of collaterals recognized in current liabilities as other payables was R$0.2 million as of December 31, 2017, which is recognized as profit or loss as customers settle their obligations with the financial institutions.

Notes in the foreign market

In October 2016, the subsidiary Ultrapar International issued notes in the international market in the amount of US$ 750 million, with maturity in October 2026 and interest rate of 5.25% p.a., paid semiannually. The issue price was 98.097% of the face value of the notes. The notes were guaranteed by Ultrapar and IPP.

As a result of the issuance of these notes, the Company and its subsidiaries are required to undertake certain obligations, including:

•	Restriction on sale of all or substantially all assets of the Company and subsidiaries Ultrapar International and IPP; and

•	Restriction on encumbrance of assets exceeding US$150 million or 15% of the value of the consolidated tangible assets.

The Company and its subsidiaries are in compliance with the levels of covenants required by these loans. The restrictions imposed on the Company and its subsidiaries are customary in transactions of this kind and have not limited their ability to conduct their business to date.

Foreign loans

1)	The subsidiary IPP has foreign loans in the total amount of US$320 million. IPP also contracted hedging instruments for floating interest rate in U.S. dollar and exchange rate variation, changing the foreign loans charge to an average cost of 102.9% of CDI (see Note 31 to our consolidated financial statements). IPP designated these hedging instruments as a fair value hedge; therefore, loans and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss. The foreign loans are guaranteed by Ultrapar.

The maturity of the principal amount of these loans are as follows:

Maturity	Amount	Cost
	in millions of dollars	% of CDI
July, 2018	60.0	103.0
September, 2018	80.0	101.5
November, 2018	80.0	101.4
June, 2022	100.0	105.0

Total / average cost	320.0	102.9

2)	The subsidiary LPG International has a foreign loan in the amount of US$30 million, with maturity in December 2018 and interest rate of LIBOR + 1.85% per year, paid quarterly. The foreign loan is guaranteed by the Company and its subsidiary IPP.

During these contracts, Ultrapar shall maintain the following financial ratios, calculated based on its audited consolidated financial statements:

•	Maintenance of a financial ratio, determined by the ratio between consolidated net debt and consolidated EBITDA, at less than or equal to 3.5; and

•	Maintenance of a financial ratio determined by the ratio between consolidated EBITDA and consolidated net financial expenses, higher than or equal to 1.5.

The Company is in compliance with the levels of covenants required by these loans. The restrictions imposed on Ultrapar and its subsidiaries are usual for this type of transactions and have not limited their ability to conduct their business to date.

3)	The subsidiary Global Petroleum Products Trading Corporation obtained a foreign loan in the amount of US$12 million, with maturity in December 2018 and interest rate of LIBOR + 1.85% per year, paid quarterly. This loan was guaranteed by the Company and its subsidiary IPP. This loan was fully repaid in December 2017.

4)	The subsidiary Global Petroleum Products Trading Corporation obtained a foreign loan in the amount of US$60 million with maturity on June 22, 2020 and interest of LIBOR + 2.0% p.a., paid quarterly. The Company, through the subsidiary Cia. Ultragaz, contracted, interest rate hedging instruments subject to floating interest rates in U.S. dollar and exchange rate variation, which resulted in this loan having an effective fixed rate of 105.9% of CDI. This loan is guaranteed by the Company and its subsidiary Oxiteno Nordeste.

Debentures

In October 2017, the subsidiary IPP carried out its seventh issuance of simple, nonconvertible, unsecured, book-entry debentures in the amount of R$944.1 million, in two series of R$730.4 million and R$213.7 million. These debentures have been subscribed by Vert Companhia Securitizadora. The proceeds from this issuance have been used exclusively for the purchase of ethanol.

The debentures were later assigned and transferred to Vert Créditos Ltda., which acquired these agribusiness credit rights with the purpose to bind the issuance of Certificates of Agribusiness Receivables (CRA). The financial settlement occurred on November 1, 2017. The debentures have an additional guarantee from Ultrapar and the main characteristics of the debentures are as follows:

Principal Amount:	R$730,384,000.00
Unit Par Value:	R$1,000.00
Maturity date:	October 24, 2022
Repayment method:	Lump sum at final maturity
Interest:	95.0% of CDI
Payment of interest:	Semiannually

Principal Amount:	R$213,693,000.00
Unit Par Value:	R$1,000.00
Maturity date:	October 24, 2024
Repayment method:	Lump sum at final maturity
Interest:	IPCA + 4.33%
Payment of interest:	Annually

The subsidiary IPP contracted interest rate hedging instruments, with the effect of changing the interest rate applicable to the debentures from IPCA + 4.33% to 97.3% of CDI. IPP designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss.

In July 2017, the subsidiary IPP carried out its sixth issuance of public debentures, in one single series of 1,500,000 simple, nonconvertible into shares and unsecured debentures, which main characteristics are as follows:

Principal Amount:	R$1,500,000,000.00
Unit Par Value:	R$1,000.00
Maturity date:	July 28, 2022
Repayment method:	Amortizing annually, beginning in July 2021
Interest:	105.0% of CDI
Payment of interest:	Annually

In April 2017, the subsidiary IPP carried out its fifth issuance of debentures, in two single series of 660,139 and 352,361, simple, nonconvertible into shares, nominative, book-entry and unsecured debentures. The proceeds from this issuance has been used exclusively for the purchase of ethanol.

The debentures have an additional guarantee from Ultrapar and the main characteristics of the debentures are as follows:

Principal Amount:	R$660,139,000.00
Unit Par Value:	R$1,000.00
Maturity date:	April 18, 2022
Repayment method:	Lump sum at final maturity
Interest:	95.0% of CDI
Payment of interest:	Semiannually

Principal Amount:	R$352,361,000.00
Unit Par Value:	R$1,000.00
Maturity date:	April 15, 2024
Repayment method:	Lump sum at final maturity
Interest:	IPCA + 4.68%
Payment of interest:	Annually

The subsidiary IPP entered into interest rate hedging instruments, with the effect of changing the interest rate applicable to the debentures from IPCA + 4.68% to 93.9% of CDI. IPP designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss.

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

The debentures from the fifth issuance were fully settled by the Company on the maturity date.

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

These debentures were fully settled by the Company on their maturity date.

BNDES

The subsidiaries of Ultrapar have financings from BNDES (Brazilian National Development Bank) for some of their investments and projects and such financings are guaranteed by Ultrapar. As of December 31, 2017, such lines of credit with BNDES totaled R$1.6 billion, of which R$0.3 billion had been drawn down. See “Item 10.C. Additional Information — Material Contracts — BNDES.”

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

In September 2016, the subsidiary Oxiteno USA renegotiated a loan in the notional amount of US$20 million, changing its maturity from October 2017 to September 2020, bearing interest of LIBOR + 3% per year, paid quarterly. The loan is guaranteed by Ultrapar and the subsidiary Oxiteno S.A.

In October 2017, the subsidiary Oxiteno USA entered into a loan agreement in the amount of US$40 million, due in October 2022 and bearing interest of LIBOR + 1.73% p.a., paid quarterly. The proceeds of this loan are being used to fund the construction of a new alkoxylation plant in the state of Texas. The loan is guaranteed by the Company.

Banco do Brasil

As of December 31, 2017, the subsidiary IPP was party to seven floating interest rate loan agreements with Banco do Brasil S.A., with a total aggregate outstanding balance of R$2,794.3 million, to finance the marketing, processing or manufacturing of agricultural goods, including the production of ethanol. Except for one of such loan agreements, each was renegotiated to allow for the segregation of their principal amounts into subcredits, with different amounts, interest rates and maturity dates.

In February 2016, IPP renegotiated loans with Banco do Brasil in the total aggregate principal amount R$166.7 million and extended their respective maturity dates from February 2016 to February 2019, with a floating interest rate of 114.0% of CDI. In addition, in June 2016, IPP renegotiated additional loans with Banco do Brasil in the total aggregate principal amount of R$100.0 million and R$909.5 million with a floating interest rate of 110.9% of CDI, and furthermore (i) extended the respective maturity dates from May 2016 and January 2017 to May 2020, May 2021 and May 2022, respectively.

The chart below indicates the consolidated amounts due by IPP to Banco do Brasil on the maturity dates of the subcredits agreed in the loan agreements (include interest until December 31, 2017):

Maturity	Balance in 2017
(in millions of Reais)
January, 2018	172.8
April, 2018	100.6
February, 2019	168.4
May, 2019	1,339.0
May, 2020	337.8
May, 2021	337.8
May, 2022	337.8

2,794.3

Export credit note.

The subsidiary Oxiteno Nordeste has export credit notes in the amounts of R$156.8 million with maturity in May 2018 and floating rate of 101.5% of CDI, paid quarterly.

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

Investments

Equity investments

Equity investments consist of acquisition of subsidiaries and capital increases, net of capital reduction in joint ventures and associates. The table below shows our equity investments for the years ended December 31, 2017, 2016 and 2015:

	Year ended December 31,
	2017	2016	2015
	(in millions of Reais)
Ipiranga(1)	16.0	47.3	41.1
Oxiteno	—	—	—
Ultragaz	—	—	—
Ultracargo	—	—	—
Extrafarma	—	—	—
Others	—	—	—

Total equity investments	16.0	47.3	41.1

(1)	Capital invested in ConectCar.

Investments

The following table shows our total additions to property, plant, equipment, and intangible assets for the years ended December 31, 2017, 2016 and 2015 and does not include equity investments:

	Year ended December 31,
	2017	2016	2015
	(in millions of Reais)
Ipiranga	1059.9	892.3	853.9
Oxiteno	463.1	288.4	131.4
Ultragaz	214.9	225.5	219.9
Ultracargo	86.4	78.9	23.9
Extrafarma	170.5	142.8	80.8
Others(1)	22.6	9.9	24.2

Total – additions to property, plant, equipment and intangible assets	2,017.3	1,637.9	1,334.2

(1)	Includes mainly capital expenditures related to corporate information technology.

In 2017, Ultrapar’s total additions to property, plant, equipment and intangible assets totaled R$2,017 million. At Ipiranga, R$1,336 million was invested in 2017, of which nearly 50% was in connection with the expansion of its distribution network (through branding non-branded stations and opening new stations) and am/pm and Jet Oil franchises, and the remaining 50% was in connection with logistics infrastructure facilities, renovations and maintenance, which increases useful lives of the assets. Out of Ipiranga’s total amount, R$1,060 million related to property, plant and equipment and additions to intangible assets, and R$277 million related to the financing to customers net of repayments (reseller financing is provided for renovation and upgrading of service stations, purchase of products, and development of the automotive fuels and lubricants distribution market). At Oxiteno, total investments in 2017 amounted to R$463 million, mostly in the construction of the new plant in the United States, and in the maintenance of its production units, which increases useful lives of the assets. At Ultragaz, R$215 million were invested in 2017, mainly in the bulk segment, in the replacement and acquisitions of bottles and maintenance of its bottling facilitie, which increases useful lives of the assets. In 2017, Ultracargo invested R$86 million, mainly in the modernization terminal safety system and infrastructure maintenance at existing terminals, which increases useful lives of the assets. Extrafarma invested R$170 million, mainly in the construction of new stores, information technology systems and remodeling of existing stores.

Ultrapar’s 2018 investment plan amounts to R$2,676 million (excluding potential acquisitions), which demonstrates the continued existence of good opportunities for organic growth and productivity gains, as well as modernization of existing operations. At Ipiranga, the amount approved for investment is R$1,545 million, of which approximately 50% are intended to increase the pace of expansion of the resellers network by adding fueling stations and am/pm and Jet Oil franchises, in addition to new customers in the corporate segment. The other 50% aim at expanding the logistics infrastructure as a means to support growth and increase productivity, and for maintenance and modernization of its activities, mainly contract renewals and information technology in support of innovation and efficiency projects. Oxiteno’s investment plan approved for 2018 totals R$343 million and will be deployed mainly to production units’ modernization and maintenance, for the purpose of improving productivity; to upgrade its information technology systems; and includes US$34 million for the completion of the new ethoxylation unit at its Pasadena, Texas (USA) plant, which we plan to complete in the first half of 2018. The new unit’s capacity will be 120,000 tons per year. Ultragaz’s investment plan approved for 2018 totals R$284 million, of which it covers R$190 million in investments in operations maintenance and modernization; technology with a focus on new systems to support its operations and quality; and R$94 million allocated to expanding the resellers chain and bulk customers portfolio. Ultracargo is expected to invest R$115 million in the Itaqui and Suape terminals which are expected to be completed in 2019 and 2020, respectively; and in continued terminal safety and infrastructure improvements, for a total amount of R$247 million. At Extrafarma, we plan to invest R$232 million mainly in the opening of new stores and associated logistic infrastructure, focusing on the north and northeast regions and in the state of São Paulo, as well as in information technology.

The plan also covers continued modernization of the information systems at every business to enable increasingly better customer service, improved logistics efficiency, develop new forms of selling, and expanding our relationships with resellers and partners.

C.	Research and Development, Trademarks and Patents

Research and Development

Oxiteno carries on a wide range of research and development activities, principally related to the application of specialty chemicals and improvements in production processes. As of December 31, 2017, 159 employees of Oxiteno were engaged in research and development and engineering activities. Oxiteno’s research and development expenditures in 2017, 2016 and 2015 were R$53 million, R$50 million and R$41 million, respectively. In 2004, Oxiteno founded its own “Science and Technology Council” with six of the world’s major specialists in surfactants as members. These specialists, with experience in the surfactants industry or in the academic environment in the US, Europe and Latin America, follow the trends and opportunities in the sector. Since 2004, the council, currently composed of five specialists, has met once a year in São Paulo to analyze Oxiteno’s research and development project portfolio, as well as the management methodology applied. Their recommendations enable Oxiteno to improve its research and development activities’ efficiency, as well as to broaden the reach of its partnerships with international entities. In addition, Oxiteno has created specific scientific councils with specialists from its main segments.

Oxiteno’s investments in research and development have resulted in the introduction of 86 new products during the last three years. Oxiteno will continue to invest in research and development focused on developing new product applications to meet clients’ needs.

Trademarks and Patents

Ipiranga owns registrations for the trademarks used in its distribution business, such as Ipiranga, Quilômetros de Vantagens Ipiranga (“Km de Vantagens”), Jet Oil, Clube VIP Ipiranga, Clube do Milhão Ipiranga, Posto 24 horas, Atlantic, Gasolina Original Ipiranga (Original Ipiranga Gasoline), among several others. The 10-year period of validity of the registrations for these trademarks will expire between 2018 and 2028. Ipiranga acquired the am/pm brand in Brazil in November 2012 through an agreement signed with Atlantic Richfield Company.

Additionally, Ipiranga owns the registered trademarket “am/pm Estação” and has filed applications for the trademarks “Abastece Aí” and “am/pm Super Store”, both of which are under INPI analysis.

The other Company’s subsidiaries also own registrations and applications for its main trademarks, such as (i) Ultragaz, Ultragaz Ultrasystem and Brasilgás trademarks for the activities of Ultragaz, (ii) Extrafarma and Clube Extrafarma trademarks for the activities of Extrafarma, (iii) Ultracargo and Ultradata for the activities of Ultracargo and (iv) Oxiteno. The 10-year period of validity of the registrations for these trademarks will expire between 2018 and 2028.

D.	Trend Information

LPG business

Between 2003 and the end of 2007, LPG prices charged to LPG distributors in Brazil remained stable, despite increases in oil and LPG prices in the international markets, which were partially offset by the appreciation of the Real compared to the U.S. dollar. However, since 2008 Petrobras has increased LPG refinery prices for commercial and industrial usage sporadically. In 2017, LPG refinery prices were adjusted more frequently, as shown below:

	Jan-08	Apr-08	Jul-08	Jan-10	Dec-14	Sep-15	Dec-15	Dec-16
Commercial and Industrial LPG (% adjustment)	15%	10%	6%	6%	15%	11%	4%	12%

	Apr-17	Jul-17	Aug-17	Sep-17	Nov-17	Dec-17
Commercial and Industrial LPG (% adjustment)	-4.0%	-5.2% and 8.0%	7.2%	2.3% and 7.9%	6.5%	5.3%

The LPG refinery prices for residential use remained unchanged from May 2003 to September 2015, when Petrobras increased prices by 15%. In the last years, Petrobras’ practice was not to immediately reflect volatility of international prices of oil and its derivatives in the Brazilian market. In June 2017, the price dynamic for LPG supplied by the distributors was modified to reflect international price volatility and exchange rate variation, as show below:

	Mar-17	Jun-17	Jul-17	Aug-17	Sep-17	Oct-17	Nov-17	Dec-17
Residential LPG (% adjustment)	9.8%	6.7%	-4.5%	6.9%	10.7% and 6.9%	12.9%	4.5%	8.9%

For residential use, the price dynamic for LPG acquisition was adjusted at the refineries in January 2018 to soften the transfer of price volatility in the international market to the domestic price, The period for verification of international prices and currency rates which dictate the percentages of price adjustment will be the average of the preceding twelve months and no longer the monthly variation and price movement will now become quarterly and not monthly.

We cannot guarantee that this trend will continue. Any sharp fluctuation in LPG prices charged to LPG distributors could have an impact on Ultragaz’s results if it is unable to maintain its operational margins or sales volume.

LPG bulk sales are correlated to economic growth. Thus, an acceleration or deceleration in Brazilian GDP growth can affect our sales volume, since the segment represented approximately 30% of the volume sold by Ultragaz. Bottled LPG is an essential good and, therefore, it has a relatively low correlation with economic performance.

Chemical and petrochemical business

The specialty chemicals volume in the Brazilian market is correlated to economic performance. Therefore, an acceleration or deceleration in the Brazilian GDP can affect our sales volume, as Oxiteno’s specialty chemicals sales in Brazil represented 55% of its total sales in 2017. In the end of 2008, Oxiteno concluded certain capacity expansions that, coupled with the increase of 70 thousand tons per year in the ethoxylate unit of Camaçari in 2010 and of 90 thousand tons per year of ethylene oxide also in Camaçari in 2011, allowed an increase in sales volume, exports and, therefore, in the share of international units in volume sold. In periods of the Brazilian market growth, Oxiteno aims at (i) increasing the volume sold in the domestic market once the logistics costs are usually lower than those of sales outside Brazil, and (ii) increasing sales volume of specialties products of higher value added than commodities. In 2017, sales of specialty chemicals represented 82% of the total volume sold by Oxiteno.

In 2012, Oxiteno expanded its activities to the United States, through the acquisition of a specialty chemicals plant in Pasadena, Texas, with production capacity of 32 thousand tons per year, and to Uruguay, through the acquisition of American Chemical, a specialty chemicals Company, with production capacity of 81 thousand tons per year. In 2014, Oxiteno invested in the continuity of the expansion of the production capacity in Coatzacoalcos. In 2015, Oxiteno announced investments to build a new ethoxylation unit in its site in Texas, which is expected to be completed in the first half of 2018. Until December 31, 2017, the total amount invested in this plant was US$118 million. The new facility will reach a production capacity of 120 thousand tons per year in its initial stage. In 2017, Oxiteno invested R$463 million for maintenance of its units and for the new site in Texas.

Almost all of Oxiteno’s products prices and variable costs are linked to U.S. dollar. Therefore, a sharp appreciation or depreciation of the U.S. dollar could have an impact on Oxiteno’s contribution margin in the future. The depreciation of the Real against the U.S. dollar was 47% in 2015. In 2016, the Real appreciated 17% against the U.S. dollar. In 2017, the Real depreciated 2% against the U.S. dollar. From December 31, 2017 to March 31, 2018, the Real depreciated 0.5% against the U.S. dollar. We cannot predict what will be the trend of the Real in the future.

Oxiteno’s main raw material is ethylene, which is produced from naphtha in Brazil. Generally, naphtha prices in Brazil fluctuate with oil prices. In 2015, oil prices ended at US$36/barrel, down 36% compared to 2014. In 2016, oil prices ended at US$55/barrel, up 55% compared to 2015. In 2017, oil prices ended at US$67/barrel, up 21% compared to 2016. From December 31, 2017 to February 28, 2018, oil prices decreased by 4%. We cannot predict whether oil and ethylene prices maintain this trend. A sharp variation in ethylene prices would impact Oxiteno’s results if it is not able to keep operating margins. The second most important raw material for Oxiteno is the palm kernel oil, the international prices for which increased from US$903/ton in December 2015 to US$1,747/ton in December 2016. In 2017, palm kernel oil prices ended at US$1,367/ton, down 22% compared to 2016.

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

Fuel distribution business

In the recent past, the combined sales of gasoline, ethanol and natural gas (Otto cycle) in Brazil have been correlated mainly to the growth of the light vehicle fleet. According to ANFAVEA, in 2017, the light vehicle fleet continued to grow, with about 2.2 million new vehicles licensed in Brazil, and growth of 1.3% of the average fleet compared to 2016, reaching about more than 42 million light vehicles. Additionally, we believe the current ratio of inhabitants per vehicle in Brazil is still low when compared to the rate seen in countries with similar level of development. According to 2015 data released by ANFAVEA (the last available data), the penetration of light vehicles in Brazil is about 21% of total inhabitants, while in Argentina is 31% and in Mexico is 29%.

The Otto cycle posted growth of 1% in 2017, following a decrease in 2016, primarily reflecting the increase of the new light vehicle registrations during the period.

Diesel sales, which in 2017 accounted for 50% of the volume sold by Ipiranga, have historically been correlated with Brazilian economic performance, particularly the agricultural and consumer goods segments. In 2017, the Brazilian diesel market, according to ANP data, showed growth of 1% when compared to 2016, influenced by the overall economy’s performance. The increase in the fuel consumption could have a positive effect on the future volume sold by the Company and on its results.

In the last few years, Petrobras’ practice was not to immediately reflect the volatility of international prices of oil and its derivatives in the Brazilian market. Between January 2012 and September 2016, increases in prices occurred, on average, every eight months. In October 2016, Petrobras announced a new dynamic for gasoline and diesel with the objective of, amongst other aspects, fluctuating prices according to international references on a monthly basis. Therefore, gasoline and diesel prices became directly influenced by the international prices and the Real/U.S. dollar exchange rate.

Prices began fluctuating on a daily basis on June 2017. The following graphs show the price volatility of fuels acquired by the distributors from the refineries:

Retail pharmacy business

Retail pharmacy is a relevant market in Brazil and during the last years has presented significant growth. According to ABRAFARMA, the revenues of its member companies grew by 9% in 2017 compared to 2016. We believe the sector has potential for continued growth, mainly due to:

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

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations, as of December 31, 2017:

	Payment due by period
Contractual obligations	Total	Up to 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
	(in millions of Reais)
Loans and hedging instruments, debentures and finance leases	13,426.8	3,349.5	2,721.5	4,314.1	3,041.8
Estimated interest payments on financing(1)(2)	3,144.5	460.5	792.8	653.9	1,237.2
Currency and interest rate hedging instruments(3)	422.2	145.2	136.6	113.4	27.0
Estimated planned funding of pension plan — Ultraprev(4)	669.5	24.2	51.7	56.5	537.1
Purchase obligations — raw materials(5)	1,724.9	399.3	798.6	463.2	63.8
Purchase obligations — utilities(6)	28.4	21.4	7.1	—	—
Minimum tariff obligations — Ultracargo(7)	91.5	11.0	21.9	21.9	36.7
Operating leases(8)	876.4	145.3	207.4	207.4	316.3

Total contractual obligations	20,384.3	4,556.3	4,737.7	5,830.3	5,259.9

(1)	The estimated interest payment amount was calculated based on macro-economic assumptions including, on average for the period, principally (i) a 6.76% CDI interest rate in 2018, 8.08% from 2019 to 2020, 9.63% from 2021 to 2022 and 10.70% from 2023 to 2033, (ii) Reais to U.S. dollar exchange rate of R$3.37 in 2018, R$3.53 in 2019, R$3.77 in 2020, R$4.05 in 2021 and R$4.35 in 2022, R$4.66 in 2023, R$4.99 in 2024, R$5.35 in 2025, R$5.73 in 2026 and R$6.13 in 2027, (iii) a 6.75% TJLP rate and (iv) Brazilian inflation (IGP-M – General Market Price Index) at a rate of 4.38% in 2018, 4.13% in 2019 and 4.00% from 2020 to 2033, (v) IPCA of 3.90% (Source: B3, Boletim Focus and financial institutions). See “Item 5.B. Operating and Financial Review and Prospect — Liquidity and Capital Resources — Indebtedness” and Note 14 to our consolidated financial statements for more information about the maturity of our debt and applicable interest rates. See Notes 14 and 31 to our consolidated financial statements for more information on the maturity and the fair value of our swap agreements.
(2)	Includes estimated interest payments on our short-term and long-term debt. Does not include any information about our derivative instruments, for which the fair value is disclosed in Item 11. Quantitative and Qualitative Disclosures About Market Risk. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for more information about our derivative instruments.
(3)	The currency and interest rate hedging instruments were estimated based on projected U.S. dollar futures contracts and the futures curve of DI x Pre and Pre x IPCA contracts quoted on B3 as of December 28, 2017 and on the futures curve of LIBOR (ICE – IntercontinentalExchange) on December 29, 2017. In the table above, only the hedging instruments that are expected to result in a disbursement at the time of settlement were considered.
(4)	The estimated payment amount was calculated based on (i) a 4.5% inflation assumption, (ii) the average age of the participants as of December 31, 2017 (37 years) and (iii) the Company’s contribution in December 2017.
(5)	Our subsidiary Oxiteno Nordeste has a supply agreement with Braskem which establishes a minimum annually consumption level of ethylene, and conditions for the supply of ethylene until 2021. The minimum purchase commitment clause provided for a minimum annual consumption of 205 thousand tons in 2017. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine based on the current ethylene price for the quantity not purchased. According to contractual conditions and tolerances, there are no material issues regarding the minimum purchase commitment. Our subsidiary Oxiteno has a supply agreement with Braskem, valid until 2023, which establishes and regulates the conditions for supply of ethylene to Oxiteno based on the international market for this product. The minimum purchase is 22,050 tons of ethylene semiannually. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine based on the current ethylene price for the quantity not purchased. According to contractual conditions and tolerances, there are no material issues regarding the minimum purchase commitment.
(6)	The purchase obligation relates to long-term contracts under which Oxiteno is required to purchase a minimum amount of energy annually.
(7)	Tequimar has agreements with CODEBA — Companhia Docas do Estado da Bahia and Complexo Industrial Portuário Governador Eraldo Gueiros, in connection with its ports facilities in Aratu and Suape, respectively. Such agreements establish a minimum cargo movement of products (i) in Aratu, of 397,000 tons per year until 2031, and of 900,000 tons per year until 2022, as well as (ii) in Suape, of 250,000 tons per year, until 2027, and of 400,000 tons per year in Suape until 2029. If the annual movement is less than the minimum contractual movement, the subsidiary is liable to pay the difference between the effective movement and the minimum contractual movement, based on the port tariff rates in effect on the date established for payment. As of December 2017, these rates were R$6.99 per ton for Aratu and R$2.90 per ton for Suape.
(8)	The subsidiaries Ipiranga, Extrafarma and Cia. Ultragaz have operating lease contracts. Ipiranga has contratcs related to land and building of service stations, Extrafarma to drugstores and Ultragaz to stores and vehicles in their fleet, respectively. In addition, the subsidiaries Cia. Ultragaz, Ultracargo and Oxiteno have operating lease contracts for the use of IT equipment. See Note 32.c to our consolidated financial statements for more information about the operating leases.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table lists the members of our Board of Directors and senior management as of April 6, 2018:

Name	Position	Years with the Company	Age
Board of Directors
Paulo Guilherme Aguiar Cunha	Chairman	51	78
Pedro Wongtschowski	Vice Chairman	40	71
Alexandre Gonçalves Silva	Director	2	73
Carlos Tadeu da Costa Fraga	Director	2	60
Jorge Marques de Toledo Camargo	Director	2	63
José Maurício Pereira Coelho	Director	2	51
Lucio de Castro Andrade Filho	Director	41	73
Nildemar Secches	Director	15	69
Olavo Egydio Monteiro de Carvalho	Director	15	76
Executive Officers
Frederico Pinheiro Fleury Curado(1)	Chief Executive Officer	0	56
André Pires de Oliveira Dias(2)	Chief Financial and Investor Relations Officer, Ultrapar	2	50
João Benjamin Parolin	Officer, Oxiteno	32	59
Leocadio de Almeida Antunes Filho	Officer, Ipiranga	9	67
André Covre	Officer, Extrafarma	14	47
Pedro Jorge Filho	Officer, Ultragaz	40	63
Ricardo Isaac Catran	Officer, Ultracargo	38	63

(1)	Mr. Curado assumed the position of Chief Executive Officer in October 2017”. See “Item 4.A. Information on the Company — History and Development of the Company”.
(2)	Mr. Pires assumed the position of Chief Financial and Investor Relations Officer in July 2015. See “Item 4.A. Information on the Company — History and Development of the Company”.

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

Pedro Wongtschowski. Dr. Wongtschowski became an officer of Ultrapar in 1985, and CEO in January 2007, a position he held until December 2012. Currently, he serves as Vice-Chairman of Ultrapar’s Board of Directors. He is Chairman of the Board of the National Association for Research, Development and Engineering of Innovative Companies (Associação Nacional de Pesquisa e Desenvolvimento das Empresas Inovadoras) and Chairman of the board of EMPRAPII (Empresa Brasileira de Pesquisa e Inovação Industrial). Since 2015, he is the Chairman of IEDI (Instituto de Estudos para o Desenvolvimento Industrial). Dr. Wongtschowski is a member of the Board of Directors of Embraer S.A., CTC (Centro de Tecnologia Canavieira) and other non-profit-organizations. He is author or co-author of books related to the chemical industry. Dr. Wongtschowski is a Chemical Engineer, with MSc and PhD from Escola Politécnica of the University of São Paulo.

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

Nildemar Secches. Mr. Secches joined us in April 2002 as a member of our Board of Directors. Mr. Secches is a member of the Board of Directors of WEG S.A. and of Suzano Papel and Celulose. He was a member of the Board of Directors of Itaú Unibanco Holding S.A. from 2012 to 2017. From 2007 to 2013, he was the Chairman of the Board of Directors of Brasil Foods S.A. and from 1995 to 2008 he was the CEO of Empresas Perdigão S.A. From 1972 to 1990, Mr. Secches worked for National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social – BNDES), serving as an Executive Officer from 1987 to 1990. From 1990 to 1994, Mr. Secches served as Chief Executive Officer of Grupo Iochpe-Maxion, where he is currently a member of the Board of Directors. Mr. Secches also previously held positions of Chief Executive Officer of ABEF – Brazilian Association of Chicken Producers and Exporters and vice-president of ABIPECS – Brazilian Association of Pork Producers and Exporters Industries. Mr. Secches received a degree in mechanical engineering from the University of São Paulo, a master’s degree in finance from PUC – Catholic University in Rio de Janeiro and a doctoral course in economics from the University of Campinas (in the state of São Paulo).

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

Carlos Tadeu da Costa Fraga. Mr. Fraga joined us in April 2015 as a member of the Board of Directors. He has been a member of the Board of Directors of Açu Petróleo S.A. since 2017, MRO Logistics S.A. since 2016, Instituto Brasileiro de Petróleo, Gás e Biocombustíveis since 2016 and GranBio Investimentos S.A. since 2015. Mr. Fraga was a member of the Technological Park Council of the Universidade Federal do Rio de Janeiro from 2006 to 2012. He was also a member of the Orientation Board of Instituto de Pesquisas Tecnológicas de São Paulo from 2008 to 2012, and the Executive Manager of Exploration and Production of the Pre-salt of Petrobras – Petróleo Brasileiro S.A. from 2012 to 2015 (February). He earned a degree in civil engineering from Federal University of Rio de Janeiro in 1980.

Executive Officers

Frederico Pinheiro Fleury Curado. Mr. Frederico P. F. Curado joined Ultrapar in October 2017 as Chief Executive Officer. Mr. Curado served as President and Chief Executive Officer of Embraer S.A. from 2007 to 2016, where he previously held the positions of Executive Vice-President, Airline Market from 1998 to 2007, and Executive Vice-President, Planning and Organizational Development, from 1995 to 1998. Mr. Curado is a non-executive member of the Board of Directors of Transocean Ltd (since 2013) and of ABB Ltd (since 2016). He is also Vice-Chairman of the ICC—International Chamber of Commerce (since 2013). Mr. Curado previously served as non-executive Director of Iochpe-Maxion S.A. (from 2015 to 2017) and Chairman of the Brazilian Chapter of the Brazil-United States Business Council (from 2011 to 2016). He received his Bachelor of Science degree in Mechanical-Aeronautical Engineering from the Instituto Tecnológico de Aeronáutica in Brazil in 1983 and an executive Masters in Business Administration from the University of São Paulo in 1997.

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

André Covre. Mr. Covre joined Ultrapar in 2003 as Corporate Planning and Investor Relations Director and worked in such capacity until March 2007, when he assumed the position as the Company’s Chief Financial and Investor Relation Officer until July 2015. Since that date, Mr. Covre has been the Chief Executive Officer of Extrafarma, Ultrapar´s drugstore business. Mr. Covre has 25 years of experience in multiple management functions, including general management, strategic and corporate development, growth and turnaround ventures, corporate governance, mergers & acquisitions and capital markets. From 2008 to 2010, Mr. Covre was the Chairman and from 2010 to 2013 was Vice-Chairman of the Latin American Corporate Governance Roundtable’s Companies Circle, the corporate governance development group in Latin America, supported by the Organization of Economic Co-operation and Development (OECD), International Finance Corporation (IFC) and Global Corporate Governance Forum (GCGF). Mr. Covre began his career with Unisys Corp. in the United States, was formerly the treasurer of Pepsi Cola Engarrafadora in Brazil and a director of ABN AMRO Capital in Amsterdam, a private equity and venture capital fund. Mr. Covre holds an MBA from INSEAD, in France, and a bachelor degree in government studies from Fundação Getulio Vargas in São Paulo.

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

Leocadio de Almeida Antunes Filho. Mr. Antunes has been an officer of Ultrapar since May 2008. He has held a number of positions at Ipiranga since 1987 when he joined as commercial officer at Fertisul S.A. and officer at Ipiranga Serrana Fertilizantes S.A. From 1993 to 2008, he served as an executive officer at CBPI and DPPI. Currently Mr. Antunes is Ipiranga’s Chief Operating Officer and is also a member of the board of Plural. Mr. Antunes is also a member of the Board of Directors of the Brazilian Petroleum Institute – IBP and of the Association for Convenience and Fuel Retailing – NACS. He earned a degree in Economics from Universidade Federal do Rio Grande do Sul and post graduate and a master’s degree in Agricultural Economics at University of Reading (UK) and University of London, respectively. Furthermore, he has completed the Advanced Executive Program, from J.L. Kellogg Graduate School of Management at Northwestern University.

Pedro Jorge Filho. Mr. Jorge has been an officer of Ultrapar since April 2005. He has been with the Company since 1977 and has held a number of positions with the Company, including serving as an officer of Utingás and Director of Engineering and Marketing at Ultragaz. Mr. Jorge was also responsible for the Southeastern and Midwest regions. Mr. Jorge became Ultragaz’s Chief Operating Officer in 2003. He is an officer at Sindigás and at AIGLP (Associación Iberoamericana de Gás Licuado de Petróleo) and President at World LPG Association – Paris. Mr. Jorge is also the Chief Executive Officer of GLP – Qualidade Compartilhada, an LPG industry association. He earned a degree in Industrial and Chemical Engineering from Universidade Mackenzie. He also earned a certificate from the Advanced Management Program at INSEAD, in Fontainebleau, France in 1998, and from the program “HR’s – Contribution to Continuous Improvement” at Instituto IESE of Universidade de Navarra, in Barcelona, Spain in 1999.

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

For the year ended December 31, 2017, the Company recognized aggregate compensation of our directors and executive officers of R$50.3 million in its financial statements, distributed as follows:

	Board of Directors	Executive Officers	Total
	(in thousands of Reais, except for the number of members)
Number of members	9.00	7.00
Annual fixed compensation	6,552.0	21,814.7	28,366.7
Salary	4,916.0	11,449.7	16,365.7
Direct and indirect benefits	1,636.0	10,365.0	12,001.0
Variable compensation	—	10,651.4	10,651.4
Short-term variable compensation	—	17,110.0	17,110.0
Long-term variable compensation	—	(6,458.6)	(6,458.6)
Post-employment benefit	—	1,096.0	1,096.0
Benefits due to the interruption in the exercise of the position	—	8,793.9	8,793.9
Stock-based compensation	—	1,398.5	1,398.5

Total compensation	6,552.0	43,754.5	50,306.5

The table below shows the higher, lower and average individual compensation recognized in our financial statements for our directors and executive officers in 2017:

Body	Number of members	Highest individual compensation	Lowest individual compensation	Average individual compensation
	(in thousands of Reais, except for the number of members)
Board of Directors	9.00	1,667.5	492.5	728.0
Executive Officers	7.00	9,355.0	3,851.0	6,171.4

The main components of our management compensation plan are:

•	Fixed compensation (salary and direct and indirect benefits): a monthly amount paid with the purpose of remunerating the responsibility and complexity inherent to each position, the individual contribution and the experience of each professional.

•	Short-term variable compensation: an annual amount paid in order to align the interests of the executives with those of the Company. This amount is linked to (i) the businesses performance, which is measured through the Economic Value Added (EVA®) metric, and (ii) the achievement of annual individual goals established based on the strategic planning and focused on expansion, operational excellence projects, people development, market positioning, among others.

•	Long-term variable compensation: the purpose of this portion is to align long-term interests of executives and shareholders and to retain executives. The last program was set up in February 2014, and established that Ultrapar’s CEO may receive additional variable compensation based on the performance of the Company as measured by the price of shares between 2013 and 2017. This program terminated in 2017.

In addition, a portion of the aggregated compensation is represented by the amortization of the shares granted to the executive officers under the Deferred Stock Plan (defined below). See “Item 6.D. Directors, Senior Management and Employees — Employees.”

On April 27, 2001, the annual general shareholders’ meeting approved a stock-based compensation plan to members of management and employees in executive positions in the Company. On November 26, 2003, the extraordinary general shareholders’ meeting approved certain amendments to the original plan of 2001 (the “Deferred Stock Plan”). In the Deferred Stock Plan, certain members of management of the Company have the voting and economic rights of shares and the ownership of these shares is retained by our subsidiaries. The Deferred Stock Plan provides for the transfer of the ownership of the shares to those eligible members of management after five to ten years from the initial concession of the rights subject to uninterrupted employment of the participant during the period. The total number of shares to be used for the Deferred Stock Plan is subject to the availability in treasury of such shares. It is incumbent on Ultrapar’s Board of Directors to select the members of management eligible for the plan and propose the number of shares in each case for approval by the Board of Directors. On December 31, 2017, the amount granted to the Company’s executives, including tax charges, totaled R$105.5 million. This amount is amortized over the vesting period of the Deferred Stock Plan, between five and seven years from the grant date. The amortization in 2017 in the amount of R$11.8 million was recognized as a general and administrative expense. The fair value of the awards were determined on the grant date based on the market value of the shares on the B3.

On April 19, 2017, our annual general shareholders’ meeting approved a new stock-based incentive plan (“Plan”) which establishes the terms and general conditions for granting common shares issued by the Company held as treasury stock which may or may not involve awarding usufruct over any portion thereof for subsequent transfer of ownership for periods from three to six years to officers or employees of the Company or its subsidiaries (“Participants”).

According to the terms of the Plan, a minimum of two different programs can be established. The first one establishes the granting of equity rights over the total amount of shares and the transference of property up to 6 (six) years, subjected to the maintenance of the relationship between the executive and the Company or its subsidiaries during such period. The second one establishes, among other requirements: (a) usufruct granting of equity rights over 50% (fifty percent) of the shares determined by the program for the participants; (b) the performance goals defined for the Company on which the property transfer of 50% (fifty percent) of the shares determined by the program is based, shares that are not granted in usufruct; and (c) 3 (three) tranches in a 5 (five) years vesting period. The mentioned financial goals are previously determined by the Board of Directors and for the plan established in 2017 return on invested capital (ROIC) goals have been defined.

The aggregate number of common shares to be used for the Plan is limited to 1% of our total capital stock on the date of approval of the Plan, corresponding to 5,564,051 common shares.

As of December 31, 2017, our Board of Directors approved our first restricted stock program and the first restricted stock and performance program, pursuant to which the participants appointed by the Board of Directors were granted unvested shares in the amount of R$18.5 million. In 2017, we recognized a general and administrative expense of R$0.8 million in connection with these programs.

The chart below sets forth a historical summary of the vested and unvested shares granted to the members of our board of Executive Officers as of December 31, 2017, by grating date:

Body	Statutory Officers
Total number of members	7
Number of compensated members	1	2	4	1	3	2	1	1	1	1	1	2
Granting Date(1)	14-Dec-05	09-Nov-06	08-Oct-08	16-Dec-09	10-Nov-10	07-Nov-12	03-Feb-14	05-Mar-14	10-Dec-14	13-Mar-17	08-Nov-17	08-Nov-17
Number of shares granted(2)	20,000	133,600	496,000	40,000	140,000	70,000	150,000	38,400	100,000	100,000	120,000	7,126(3)
Period for the share effective ownership to be transferred Granting Date(1)	Nov-15	Oct-16	1/3 in Sep-13	1/3 in Nov-14	1/3 in Oct-15	1/3 in Oct-17	1/3 in Jan-18	1/3 in Mar-19	1/3 in Dec-19	1/3 in Nov-22	Oct-23	1/3 in Nov-20
			1/3 in Sep-14	1/3 in Nov-15	1/3 in Oct-16	1/3 in Oct-18	1/3 in Jan-19	1/3 in Mar-20	1/3 in Dec-20	1/3 in Nov-23		1/3 in Nov-20
			1/3 in Sep-15	1/3 in Nov-16	1/3 in Oct-17	1/3 in Oct-19	1/3 in Jan-20	1/3 in Mar-21	1/3 in Dec-21	1/3 in Nov-24		1/3 in Nov-24
Price assigned to the shares granted (R$/share)	8.21	11.62	9.99	20.75	26.78	42.90	50.64	52.15	50.64	67.99	77.14	77.14

(1)	Includes shares granted from 2004 to 2008 to certain officers who were not statutory officers at the granting date.
(2)	The number and the price of shares granted were adjusted to reflect the stock split of the shares issued by the Company at a ratio of 1 existing share to 4 shares approved by extraordinary general meeting on February 10, 2011.
(3)	Subjected to the performance goals throughout the vesting period, the same amount of shares can be transferred to the Executive Directors as performance shares. The performance shares are not submitted to the grant of usufruct.

The members of our Board of Directors are not eligible to the approved program.

For more information on our Deferred Stock Plan and Plan, please see Note 8(c) to our financial statements.

C.	Board Practices

We are managed by our Board of Directors (Conselho de Administração) and by our Executive Officers (Diretoria). As of December 31, 2017, our Board of Directors elected at the annual general shareholders’ meeting held on April 19, 2017, consisted of nine members, all of them being non-executive members and six of whom are independent, according to the Brazilian Novo Mercado Listing Rules. Two members of the Board were executive officers until December 2006 and one member was an executive officer until December 2012. On April 19, 2017, the members of our Board of Directors were reelected for a two-year term. Our Board of Directors must meet regularly every three months and extraordinarily whenever called by its chairman or by any two directors. During 2017, thirteen board meetings were held. Each meeting of the Board of Directors requires the majority of the directors to be present, including the chairman or the vice-chairman, before the meeting may commence. The vote of the majority of the members present is required for the approval of a resolution by the Board of Directors. In case of a tie, the chairman, or in the chairman’s absence, the vice chairman, will provide the casting vote. In case of urgency, the chairman of our Board of Directors may call a special meeting of the Board of Directors with a shorter notice period than the usual; provided, however, that two-thirds of board members are present in order to convene such special meeting. Among other responsibilities, the Board of Directors is responsible for (i) our general guidelines, (ii) electing and removing our executive officers, supervising their management and fixing their compensation, (iii) deliberating on the issuance of new shares, within the limits of our authorized capital, (iv) authorizing the distributions of dividends and interest on shareholders’ equity, (v) approving transactions with value exceeding three percent of our shareholders’ equity, (vi) approving our dissolution or merger and (vii) the appointment of independent registered public accounting firm, among other responsibilities. Pursuant to Brazilian law, each member of the Board of Directors must be elected by our shareholders at the general shareholders’ meeting.

Members of the Board of Directors are elected for a period of two years and may be reelected.

Our bylaws require that at least thirty percent of the members of our Board of Directors be independent directors, which exceeds the 20% required by the Novo Mercado segment regulation. In addition, our bylaws set forth that the election of the members of the Board of Directors must be made through the nomination of a slate of candidates, unless cumulative voting is requested. Only the following slates of candidates will be eligible; (i) those nominated by the Board of Directors; or (ii) those nominated by any shareholder or group of shareholders. See “Item 4.A. Information on the Company — History and Development of the Company – New corporate governance structure” and “Exhibit 1.1. — Bylaws of Ultrapar, dated as of April 19, 2017”.

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

Executive Officers

As of December 31, 2017, our Board of Executive Officers was comprised of a minimum of four and a maximum of eight members, including our Chief Executive Officer.

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

As set forth in our bylaws approved on June 28, 2011, our Fiscal Council, composed of 3 members, acts on a non-permanent basis and its current members will remain in office until the annual general shareholders’ meeting that will be held in 2018. Our management proposal submitted to our annual shareholders’ meeting to be held on April 11, 2018, includes the following individuals to serve as members of our Fiscal Council: Mr. Flavio Cesar Maia Luz, Mr. Geraldo Toffanello and Mr. William Bezerra Cavalcanti Filho. If elected these members will serve a term from April 2018 through April 2019. In addition, our bylaws provide for an audit committee as an ancillary body of the Board of Directors. In the event the Fiscal Council is installed in accordance with Brazilian Corporate Law, the Fiscal Council will operate as the audit committee during that mandate, exercising all the duties and in accordance with the requirements set forth in our bylaws, including with respect to its members. The audit committee will not operate in any fiscal year when a Fiscal Council is installed. See “Exhibit 1.1. —Bylaws of Ultrapar, dated as of April 19, 2017”. We currently have a Fiscal Council installed.

Currently, our Fiscal Council acts as an audit committee pursuant to the requirements of the Sarbanes-Oxley Act. Under Rule 10A-3(c)(3) of the Exchange Act, non-U.S. issuers, including us, are exempt from the audit committee requirements of Section 303A of the NYSE Listed Company Manual if they establish, according to their local law or regulations, another body that acts as an audit committee.

The Fiscal Council is a separate corporate body independent of our management and our external independent registered public accounting firm. According to the Brazilian Corporate Law, the Fiscal Council must meet at least four times per year. Since its establishment, in July 2005, our Fiscal Council has been meeting on a regular basis, and in 2017, they held thirteen meetings. Our Fiscal Council is responsible for reviewing the accuracy and integrity of quarterly and annual financial statements in accordance with applicable accounting, internal control and auditing requirements and in compliance with the provisions of Brazilian Corporate Law; the forms of the CVM and requirements for listing on B3; the rules of the SEC and the requirements for listing on NYSE. Our Fiscal Council also (1) makes recommendations to our Board of Directors regarding the appointment, retention and oversight of our independent registered public accounting firm, (2) discusses matters related to interim and annual financial statements with the management of the Company and the independent registered public accounting firm, (3) reviews and evaluates the performance of internal auditing and (4) discusses matters related to effectiveness of the internal controls of the Company with management and independent registered public accounting firm. With the support of our Fiscal Council, the Company improved procedures for receiving, retaining and addressing complaints regarding accounting, internal control and auditing matters, including the submission of confidential, anonymous complaints from employees regarding questionable accounting or auditing matters. Our Fiscal Council may hire outside advisors to assist it with matters related to the course of their duties, and such expenses are covered by us. The members of our Fiscal Council are elected by our shareholders at the annual general shareholders’ meeting for one-year terms and are eligible for reelection. The terms of the members of our Fiscal Council expire at the next annual general shareholders’ meeting to be held in 2018. Under Brazilian Corporate Law, individuals who are members of our Board of Directors or our Board of Executive Officers or are employees or spouses or relatives of any member of our management are not eligible to serve on the Fiscal Council. To be eligible to serve on our Fiscal Council, a person must be a resident of Brazil and either a university graduate or has been a Company officer or Fiscal Council member of another Brazilian company for at least three years prior to election to our Fiscal Council.

On June 28, 2011, the extraordinary shareholders’ meeting approved the modification of the number of Fiscal Council members from five to three members. See “Item 4.A. Information on the Company — History and Development of the Company — New corporate governance structure” and “Exhibit 1.1. — Bylaws of Ultrapar, dated as of April 19, 2017”.

Notwithstanding the above, the new rules for the Novo Mercado segment determines that, not later than on the annual shareholders’ meeting of 2021, all companies listed in this segment must have an audit committee to advise the Board of Directors responsible for (i) issuing an opinion on the engagement or dismissal of independent outside auditors; (ii) appraising the company’s quarterly financial filings, interim financial statements, and annual financial statements; (iii) overseeing the activities of the company’s internal auditing and internal control departments; (iv) appraising and monitoring the company’s risk exposures; (v) appraising and monitoring the company’s internal policies, including its policy on related-party transactions, and recommending corrections or enhancements; (vi) having the means to receive and treat information on non-compliance with the laws and regulations applicable to the company, and with its internal rules and codes, including provision for specific procedures to protect whistleblowers and assure the confidentiality of such information.

Also in accordance with the new rules for the Novo Mercado, said committee shall have (i) at least three members, of whom at least one must be an independent member of the Board of Director and one must have recognized experience in business accounting pursuant to the rules issued by the CVM regarding the registration and practice of independent auditing activities in the securities market; (ii) operational autonomy and its own budget approved by the Board to cover its operating costs and expenses; and (iii) its own bylaws, approved by the Board of Directors, with a detailed description of its functions and operating procedures, and a chairperson whose activities must be defined in its bylaws..

As mentioned above, companies listed in Novo Mercado will have until the general shareholders’ meeting of 2021 to fully comply with these requirements. See “Item 16.G. — Corporate Governance.”

On April 19, 2017, the annual general shareholders’ meeting approved compensation for Fiscal Council members of R$17,110 per month for each effective (non-alternate) member, except for the president of the Fiscal Council, whose compensation was set at R$18,500 per month.

As of December 31, 2017, our Fiscal Council consisted of three members and their respective alternate members, set forth on the following table:

Name	First Year of Appointment
Flavio César Maia Luz	2005
Márcio Augustus Ribeiro (alternate)	2007
Geraldo Toffanello	2017
Pedro Ozires Predeus (alternate)	2005
Nilson Martiniano Moreira	2016
Paulo Cesar Pascotini (alternate)	2014

On April 19, 2017, at the annual general shareholders’ meeting, Flavio César Maia Luz (president), Geraldo Toffanello and Nilson Martiniano Moreira were elected, as well as Márcio Augustus Ribeiro, Pedro Ozires Predeus and Paulo Cesar Pascontini as alternates of Mr. Luz, Mr. Toffanello and Mr. Moreira, respectively. Mr. Toffanello was elected in replacement of Mr. Probst and the other members were reelected. Summarized below is information regarding the business experience, areas of experience and principal outside business interests of the current members of our Fiscal Council.

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

Nilson Martiniano Moreira. Mr. Moreira joined the Company in April 2016 as a member of Fiscal Council. He has been an officer of Banco do Brasil S.A. since 2006 and a member of the Fiscal Council of Alelo – Companhia Brasileira de Soluções e Serviços S.A. since 2014. Mr. Moreira was also a member of the Fiscal Council of Neoenergia from 2010 to 2014, a member of the Fiscal Council of Companhia Brasileira de Soluções e Serviços from 2013 to 2016 and a member of Board of Directors of BB Tecnologia e Serviços in 2014. He holds a bachelor degree in Economics from PUC – Pontificia Universidade Católica de Minas Gerais and an MBA from IBMEC –Instituto Brasileiro de Mercado de Capitais.

Corporate Governance

We are incorporated under the laws of Brazil and we are subject to Brazilian laws related to corporate governance. Under Brazilian Corporate Law, there are no legal requirements with respect to corporate governance regarding (i) the independence of our Board of Directors, (ii) meetings of non-management directors, (iii) the mandatory establishment and composition of certain board committees or (iv) the adoption and disclosure of corporate governance guidelines or codes of business conduct and ethics. As a non-U.S. issuer, we are exempt from adopting certain NYSE corporate governance requirements. However, we aim to ensure that best practices, recommendations and standards of corporate governance are employed in our functioning and operations. As of December 31, 2017, we had adopted corporate governance practices, such as the requirement that at least 30% of the members of the Board of Directors be independent, the implementation of a code of ethics for Ultra S.A., senior officers and all employees, and the implementation of the people and organization and audit committees. According to our bylaws, the Fiscal Council will act on a non-permanent basis and will be installed when requested by our shareholders as set forth in Brazilian Corporate Law. The audit committee will not operate in any fiscal year when a Fiscal Council is installed. We currently have a Fiscal Council installed, which exercises all the duties provided for in the bylaws regarding the audit committee. See “Fiscal Council and Audit Committee Exemption” and “Description of the Audit Committee”.

In 2000, B3 introduced three special listing segments, known as Levels 1 and 2 of Differentiated Corporate Governance Practices and Novo Mercado, which seek to foster a secondary market for securities issued by Brazilian companies with securities listed on B3, by requiring such companies to follow good practices of corporate governance. The listing segments were designed for the trading of shares issued by companies voluntarily abiding by corporate governance practices and disclosure requirements in addition to those already imposed by Brazilian Corporate Law. These rules generally increase shareholders’ rights and enhance the disclosure of information provided to shareholders.

In October 2005, we entered into an agreement with B3 and have complied with the requirements to become a Level 1 Company, which is the entrance level of the Differentiated Corporate Governance Practices of B3.

On June 28, 2011, the extraordinary general shareholders’ meeting and the special preferred shareholders’ meeting approved the conversion of each preferred share into one common voting share, the migration of Ultrapar to Novo Mercado segment of B3 and amendments to our bylaws. See “Exhibit 2.11 – Rules of Novo Mercado.”

Our bylaws have provisions that exceed the listing requirements of Novo Mercado. For example, according to the rules of Novo Mercado the minimum percentage of independent members of the Board of Directors is set at 20%, while a minimum of 30% is required in our bylaws. Our bylaws also (i) establish a mandatory tender offer for 100% of the Company’s shareholders in the event a shareholder, or a group of shareholders acting in concert, acquire or become holder of 20% of the Company’s shares, excluding treasury shares, and (ii) create audit and people and organization committees, as ancillary bodies of the Board of Directors. Our bylaws do not establish any limitation on voting rights, special treatment to current shareholders, public tender offers for a price above that of the acquisition price of shares or any other poison pill provisions, thus assuring the effectiveness of a majority shareholders’ approval on all matters to be deliberated. See “Item 4.A. History and Development of the Company — New corporate governance structure” and “Exhibit 1.1. — Bylaws of Ultrapar, dated as of April 19, 2017.”

In addition, we highlight that new Listing Rules for the Novo Mercado were approved by the CVM in September 2017 and became effective as of January 2, 2018.

Some of the modifications of the Novo Mercado Listing Rules may be adopted until the General Shareholders Meeting of 2021, which include: (i) obligation of setting up an Audit Committee (statutory or non statutory); (ii) structuring and disclosing a process of assessment of the Board of Directors, its committees and the executive officers; (iii) elaboration and disclosure of a Code of Conduct, as well as of a Compensation Policy, a Nomination Policy for the Board of Directors, its Committees and Executive Officer, a Risk Management Policy; a Related Party Transaction Policy and a Securities Trading Policy, all of them with minimum requirements.

On the other hand, other requirements set forth in the new rules of the Novo Mercado are already in force as of January 2, 2018, such as, among others:

(i)	the disclosure of the resignation or dismissal of any member of the board of directors or statutory officer by means of a market notice or a notice of material fact issued not later than the business day following that on which the company is notified of the resignation or the dismissal is approved;

(ii)	the filing with B3, not after ten days after the end of each month, of a monthly report based on information provided by the controlling shareholder detailing the direct or indirect ownership of its shares by the controlling shareholder and related persons, on an individual and consolidated basis, including positions in derivatives and any other securities referenced to the stock issued by the company, including derivatives settled in cash;

(iii)	the disclosure of notices of material fact, information about dividends and other distributions in English simultaneously with the correspondent disclosure in Portuguese;

(iv)	holding a public presentation on the information disclosed in its quarterly earnings results or financial statements within five business days of their release;

(v)	the rules regarding the Board of Directors’ opinion on public tender offers whose notices are published after January 2, 2018;

(vi)	the rules regarding the transfer of the company’s control, delisting from the Novo Mercado and corporate reorganization in connection with events disclosed after January 2, 2018.

Description of the Audit Committee

Our bylaws establish the audit committee as an ancillary body of the Board of Directors. The audit committee shall be comprised of three members, of whom at least two shall be external and independent members, all elected by the Board of Directors for a one-year term of office, with reelection being permitted for successive terms. The external and independent members of the audit committee shall not be a member of the Board of Directors of the Company or of its controlled companies and shall have knowledge or experience in auditing, controls, accounting, taxation or rules applicable to publicly-held companies, in so far as they refer to the adequate preparation of their financial statements. The audit committee shall (a) propose to the Board of Directors the nomination of the independent registered public accounting firm as well as their replacement; (b) review the management report and the financial statements of the Company and of its controlled companies, and provide the recommendations it deems necessary to the Board of Directors; (c) review the quarterly financial information and the periodic financial statements prepared by the Company; (d) assess the effectiveness and sufficiency of the internal control structure and of the internal and independent audit processes of the Company and of its controlled companies, including in relation to the provisions set forth in the Sarbanes-Oxley Act, submitting the recommendations it deems necessary for the improvement of policies, practices and procedures; (e) provide its opinion, upon request of the Board of Directors, with respect to the proposals of the management bodies, to be submitted to the shareholders’ meetings, relating to changes to the capital stock, issuance of debentures or warrants, capital budgets, dividend distribution, transformation, merger, amalgamation or spin-off; and (f) provide its opinion on the matters submitted to it by the Board of Directors, as well as on those matters it determines to be relevant. As determined in our bylaws, in the event the Fiscal Council is installed as set forth in Brazilian Corporate Law, the Fiscal Council shall operate as the audit committee exercising all the duties provided for in our bylaws. The audit committee will not operate in any fiscal year when a Fiscal Council is installed. As set forth by our bylaws, our Fiscal Council will act on a non-permanent basis and its current members will remain in office until the annual general shareholders’ meeting that will be held in 2018. Our management proposal submitted to our annual shareholders’ meeting to be held on April 11, 2018, includes the following individuals to serve as members of our Fiscal Council: Mr. Flavio Cesar Maia Luz, Mr. Geraldo Toffanello and Mr. William Bezerra Cavalcanti Filho. If elected these members will serve a term from April 2018 through April 2019. See “Item 4.A. History and Development of the Company — New corporate governance structure” and “Exhibit 1.1. — Bylaws of Ultrapar, dated as of April 19, 2017.”

Notwithstanding the above, the new rules for the Novo Mercado segment determines that, not later than on the annual shareholders’ meeting of 2021, all companies listed in this segment must have an audit committee to advise the Board of Directors responsible for (i) issuing an opinion on the engagement or dismissal of independent outside auditors; (ii) appraising the company’s quarterly financial filings, interim financial statements, and annual financial statements; (iii) overseeing the activities of the company’s internal auditing and internal control departments; (iv) appraising and monitoring the company’s risk exposures; (v) appraising and monitoring the company’s internal policies, including its policy on related-party transactions, and recommending corrections or enhancements; (vi) having the means to receive and treat information on non-compliance with the laws and regulations applicable to the company, and with its internal rules and codes, including provision for specific procedures to protect whistleblowers and assure the confidentiality of such information.

Also in accordance with the new rules for the Novo Mercado, said committee shall have (i) at least three members, of whom at least one must be an independent member of the Board of Director and one must have recognized experience in business accounting pursuant to the rules issued by CVM regarding the registration and practice of independent auditing activities in the securities market; (ii) operational autonomy and its own budget approved by the Board to cover its operating costs and expenses; and (iii) its own bylaws, approved by the Board of Directors, with a detailed description of its functions and operating procedures; and (iv) a chairperson whose activities must be defined in its bylaws.

As mentioned above, companies listed in the Novo Mercado will have until the annual shareholders’ meeting of 2021 to fully comply with these requirements.

Description of the People and Organization Committee

Our bylaws establish the people and organization committee as an ancillary body of the Board of Directors. The people and organization committee shall (a) pursuant to the proposal received from the Chief Executive Officer, propose to the Board of Directors and periodically revise the parameters and guidelines of a remuneration and benefits framework to directors, executive officers and senior employees of the Company and subsidiaries, and members of the committees and other governing bodies assisting the Board of Directors, (b) propose to the Board of Directors, pursuant to the proposal received from the Chief Executive Officer, the overall compensation of the directors and executive officers of the Company, which shall be submitted to the shareholders’ meeting; (c) ensure that the Company prepares itself adequately for the succession of its directors, executive officers and other key employees, particularly the Chief Executive Officer and the principal executive officers; and (d) carry out diligence and supervise the steps taken to ensure that the Company adopts a model of competence and leadership, attraction, retention and motivation in line with its strategic plans. As approved by the Annual and Extraordinary General Shareholders’ Meeting held on April 19, 2017, the denomination of such committee was modified from compensation committee to people and organization committee. In addition, the composition of such committee was modified from three members of the Board of Directors, two of which should be independent directors, to up to four members, of whom two shall be independent directors, and the others may be directors or not. See “Item 4.A. History and Development of the Company — New corporate governance structure” and “Exhibit 1.1. — Bylaws of Ultrapar, dated as of April 19, 2017.”

The people and organization committee was installed by the Board of Directors at the meeting held on November 9, 2011. As of December 31, 2017, Mr. Alexandre Gonçalves Silva, Mr. Nildemar Secches, Mr. Lucio de Castro Andrade Filho and Mr. Pedro Wongtschowski were members of the people and organization committee as appointed by the Board of Directors at the meeting held on May 10, 2017 for a term of office that will be extended until the end of the term of office of the Board of Directors elected in the meeting held on April 19, 2017. See “Exhibit 1.1. — Bylaws of Ultrapar, dated as of April 19, 2017.”

Termination Agreements

Not applicable.

D.    Employees

As of December 31, 2017, we had 16,448 employees. The following table sets forth our number of employees per line of business at the dates indicated:

	As of December 31,
	Number of employees
	2017	2016	2015
Ultragaz	3,633	3,610	3,603
Ipiranga	3,051	2,903	2,864
Oxiteno	1,901	1,903	1,806
Ultracargo	715	645	596
Extrafarma	6,698	5,670	5,269
Others(1)	450	442	459

Ultrapar	16,448	15,173	14,597

(1)	Includes corporate center personnel.

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

In February 2001, our Board of Directors approved the adoption of a defined contribution pension plan to be sponsored by Ultrapar and each of its subsidiaries. Participating employees have been contributing to this plan, managed by Ultraprev —Associação de Previdência Complementar, since August 2001. Under the terms of the plan, every year each participating employee chooses his or her basic contribution to the plan. Each sponsoring company provides a matching contribution in an amount equivalent to each basic contribution, up to a limit of 11% of the employee’s base salary, according to the rules of the plan. As participating employees retire, they may choose to receive either (i) a monthly sum ranging between 0.5% and 1.0% of their respective contribution (including accumulated funds) in Ultraprev or (ii) a fixed monthly amount which will exhaust their respective contribution (including accumulated funds) over a period of 5 to 25 years. The sponsoring company does not guarantee the amounts or the duration of the benefits received by each employee that retires. The total number of participating employees as of December 31, 2017 was 8,677.

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

The table below sets forth the number of our common shares beneficially owned by each of our directors and executive officers as of December 31, 2017, including through their participation in Ultra S.A., and does not reflect changes to our capital stock subsequent to such date:

	Total
	Shares	%
Board of Directors
Paulo Guilherme Aguiar Cunha(1)	15,730,616	2.8%
Lucio de Castro Andrade Filho(1)	5,568,164	1.0%
Pedro Wongtschowski(1)	2,368,987	0.4%
Alexandre Gonçalves Silva	—	0.0%
Carlos Tadeu da Costa Fraga	—	0.0%
Jorge Marques de Toledo Camargo	—	0.0%
José Maurício Pereira Coelho	—	0.0%
Nildemar Secches(2)	168,068	0.0%
Olavo Egydio Monteiro de Carvalho	4	0.0%
Executive officers
Frederico Pinheiro Fleury Curado(3)	123,394	0.0%
André Pires de Oliveira Dias(3)	103,732	0.0%
André Covre(3)	401,600	0.1%
João Benjamin Parolin(3)	232,000	0.0%
Leocadio de Almeida Antunes Filho(3)	300,000	0.1%
Pedro Jorge Filho(3)	339,900	0.1%
Ricardo Isaac Catran(3)	149,650	0.0%

Board of Directors and executive officers	25,486,115	4.6%

Total	556,405,096

(1)	Individuals who beneficially own shares primarily through their participation in the holding company Ultra S.A. See “Item 7.A. Major Shareholders and Related Party Transactions — Major Shareholders.”
(2)	Individual who owns shares through an exclusive fund.
(3)	Executives who were granted shares through the Deferred Stock Plan.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The table below shows the capital stock of Ultrapar as of December 31, 2017:

	Total
	Shares	%
Shareholders
Ultra S.A. Participações	119,760,601	22%
Standard Life Aberdeen PLC(1)	47,271,300	8%
Parth do Brasil Participações(2)	42,833,956	8%
BlackRock, Inc.	27,906,793	5%
Others	318,632,446	57%

Total	556,405,096	100%

(1)	Fund managers headquartered in the United Kingdom (according to relevant shareholder position notice disclosed by the respective funds).
(2)	Parth do Brasil Participações Ltda. is controlled by Daisy Igel’s family. In November 2015, it was renamed from Parth Investments Company to Parth do Brasil Participações Ltda.

Ownership and Capital Structure of Ultra S.A. Participações

As of December 31, 2017, Ultra S.A. owned 22% of Ultrapar’s voting shares. As of December 31, 2016, the capital stock of Ultra S.A. was beneficially owned as follows:

	Common		Preferred		Total
	Shares	%	Shares	%	Shares	%
Shareholders
Ana Maria Levy Villela Igel	9,764,689	17%	12,395,100	52%	22,159,789	27%
Fabio Igel	7,518,770	13%	1,768,275	7%	9,287,045	11%
Marcia Igel Joppert	6,521,602	11%	1,031,494	4%	7,533,096	9%
Joyce Igel de Castro Andrade	5,916,246	10%	1,262,989	5%	7,179,235	9%
Rogério Igel	3,314,187	6%	130,519	1%	3,444,706	4%
Christy Participações Ltda	4,049,199	7%	4,990,444	21%	9,039,643	11%
Others	4,140,702	7%	2,364,065	10%	6,504,767	8%

Total Shareholders	41,225,395	72%	23,942,886	100%	65,168,281	80%

	Common		Preferred		Total
	Shares	%	Shares	%	Shares	%
Directors and officers
Paulo Guilherme Aguiar de Cunha	10,654,109	19%	—	0%	10,654,109	13%
Lucio de Castro Andrade Filho	3,775,470	7%	—	0%	3,775,470	5%
Pedro Wongtschowski	1,606,301	3%	—	0%	1,606,301	2%

Total Directors and Officers	16,035,880	28%	—	0%	16,035,880	20%

Total	57,261,275	100%	23,942,886	100%	81,204,161	100%

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

As of December 31, 2017, Ultrapar is responsible for guarantees and securities provided to subsidiaries in the amount of R$9,588.0 million. This disclosure of related party transactions is provided for purposes of the rules governing Annual Reports on Form 20-F and is not meant to suggest that these matters would be considered related party transactions under IFRS.

Utingás’ bylaws provide for each of its shareholders to use a proportion of Utingás’ total storage capacity equal to such shareholder’s proportionate ownership of Utingás. Accordingly, Ultragaz is entitled to use 4.2 thousand tons of LPG storage capacity at Utingás’ facilities, reflecting Ultragaz’s 57% ownership in Utingás. The amount of payments made by Ultragaz to Utingás in 2017 with respect to the use of storage capacity at Utingás’ facilities totaled R$9.3 million.

The related parties’ transactions for financial statements purposes are transactions between the subsidiaries of the Ultrapar with joint ventures and associates companies, that are not eliminated in the consolidation of financial statements. The mainly related parties’ transactions refer to RPR and ConectCar. See Note 8.a) to our consolidated financial statements for a detailed breakdown of related party transactions as of December 31, 2017.

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

The amount of retention of profits and investments reserve are free of distribution restrictions and totaled R$3.1 billion as of December 31, 2017.

For 2017 and 2016, we declared dividends to our shareholders of R$951 million and R$907 million, respectively, corresponding to 60% and 58%, respectively, of our reported net income for each year.

We usually pay dividends twice a year – interim dividends are paid after the reporting of the second quarter financial statements and the remaining is paid after the reporting of the annual financial statements.

The following table sets forth the dividends per share distributed by us with respect to our capital stock in the past five years.

Dividend history

Year’s results	Common shares
	(in Reais per share)	(in US$ per share)(1)
2013	1.37	0.58
2014	1.42	0.53
2015	1.60	0.44
2016	1.67	0.52
2017	1.75	0.55

(1)	The amounts in Reais have been converted into dollars using the exchange rates at each respective payment date.

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

Legal proceedings

Provisions for tax, civil and labor risks. We are party to administrative proceedings and lawsuits in relation to tax, civil, environmental, regulatory, and labor matters that are incidental to the normal course of our business. Depending on the outcome of such administrative proceedings and lawsuits, penalties restricting rights may be applied against the Company or its subsidiaries. Proceedings are guaranteed by escrow accounts, and whenever applicable, we maintain escrow deposits. The provisions for the losses related to these suits are based on the assessment of our external legal advisors.

The table below demonstrates the breakdown of provisions by nature and its movement (in millions):

Provisions	2016	Additions	Write- offs	Monetary restatement	Opening balance CBLSA	2017
Income taxes and contribution on net profit	473.5	—	(2.2)	25.3	19.2	515.8
PIS e COFINS	141.1	—	(109.5)	3.3	—	34.9
ICMS	17.1	1.9	(7.8)	0.5	100.1	111.8
IPI	—	—	—	—	78.1	78.1
Civil, Environmental and Regulatory	69.4	22.0	(3.3)	0.3	0.9	89.3
Labor	65.2	24.0	(11.9)	1.1	4.0	82.4
Others	13.6	0.6	(1.4)	0.6	0.1	13.5

Total	779.8	48.5	(136.0)	31.2	202.4	925.8

Current	52.7					64.6
Non-current	727.1					861.2

Some of the provisions above consist, in whole or in part, of escrow deposits. The balance of these escrow deposits are as follows (in millions):

	Year ended December 31,
	2017	2016
Tax	659.1	643.4
Labor	71.1	70.4
Civil and others	92.5	65.0

Total – current asset	822.7	778.8

Social Security and tax provisions. On October 7, 2005, our subsidiaries Cia. Ultragaz and Bahiana filed for and obtained a preliminary injunction to recognize and offset PIS and COFINS credits on LPG purchases, against other taxes levied by the Brazilian Federal Revenue Service, notably IRPJ and CSLL. The decision was confirmed by a trial court on May 16, 2008. Under the preliminary injunction, the subsidiaries made escrow deposits for these debits which amounted to R$483.5 million as of December 31, 2017 (R$ 457.9 million as of December 31, 2016). On July 18, 2014, a second instance unfavorable decision was published and the subsidiaries suspended the escrow deposits, and started to pay income taxes from that date. In seeking to appeal the court decision, the subsidiaries presented a writ of prevention which was dismissed on December 30, 2014, and the Company appealed this decision on February 3, 2015. Appeals were also presented to the respective higher courts (STJ and STF) whose trials are pending.

The subsidiaries Oxiteno S.A., Oxiteno Nordeste, Cia. Ultragaz, Tequimar, Tropical Transportes Ipiranga Ltda., EMCA, IPP and Extrafarma filed for a preliminary injunction seeking the deduction of ICMS from their PIS and COFINS tax bases. On March 15, 2017, the Federal Supreme Court (STF) decided that the ICMS should not be included in the calculation of PIS and COFINS tax bases. Therefore, based on the advice of its legal advisors, on March 31, 2017, Oxiteno Nordeste and IPP reversed the corresponding provision in the amount of R$109.5 million in 2017.

We note, however, that it is possible for the STF to restrict the effects of the judgment or to decide that the effectiveness will be reached after its final decision or other time that may be fixed. Despite the favorable decision, until there is a final judgment, the proceedings may be reassessed, which could result in new provisions in the future.

Civil, environmental and regulatory provisions. Ultrapar and certain subsidiaries are engaged in lawsuits and administrative proceedings, mainly derived from contracts entered into with customers and former suppliers, as well as proceedings related to environmental issues. The company and its subsidiaries maintained total provisions of R$89.3 million as of December 31, 2017 (R$69.4 million as of December 31, 2016) for such lawsuits and administrative proceedings.

Labor provisions. The Company and its subsidiaries maintain provisions of R$82.4 million as of December 31, 2017 (R$65.2 million as of December 31, 2016) for labor litigation filed by former employees and by employees of our service providers mainly contesting the non-payment of labor rights.

Contingent liabilities. The Company and its subsidiaries are party to various tax, civil, environmental, regulatory and labor proceedings for which the risk of loss has been classified as either “possible” or “remote” by our in-house legal department and external advisors. Based on this assessment, we have not recorded provisions for proceedings with either a possible or remote risk of loss, pursuant to applicable accounting standards. The total amount involved in proceedings for which the risk of loss was classified as possible was R$2.58 billion as of December 31, 2017 (R$2.25 billion as of December 31, 2016).

Tax and social security contingent liabilities. The Company and its subsidiaries have tax and social security contingent liabilities of R$1.71 billion as of December 31, 2017 (R$1.52 billion as of December 31, 2016), as further described below.

Our subsidiary IPP and its subsidiaries have assessments invalidating the offset of excise tax (“IPI”) credits in connection with the purchase of raw materials used in the manufacturing of products which sales are not subject to IPI under the protection of tax immunity. The amount of this contingency is R$166.0 million as of December 31, 2017 (R$169.9 million as of December 31, 2016).

Our subsidiary IPP and its subsidiaries have legal proceedings related to ICMS. The total amount involved as of December 31, 2017 in these proceedings, was R$618.8 million (R$626.4 million as of December 31, 2016). Such proceedings arise mostly due to (i) the disregard of ICMS credits amounting to R$307.3 million (R$283.4 million as of December 31, 2016), of which R$121.9 million (R$113.9 million as of December 31, 2016) refer to proportional reversal requirement of ICMS credits related to the acquisition of hydrated alcohol; (ii) the alleged nonpayment in the amount of R$114.0 million (R$108.8 million as of December 31, 2016); and (iii) inventory differences in the amount of R$149.2 million (R$147.0 million as of December 31, 2016) related to the leftovers or faults due to temperature changes or product handling.

We and our subsidiaries are parties to administrative and judicial suits involving income tax, social security contribution, PIS and COFINS, substantially about denials of offset claims and credits disallowance which total amount is R$645.9 million as of December 31, 2017 (R$450.1 million as of December 31, 2016).

In the first quarter of 2017, our subsidiary IPP received a tax assessment related to the IRPJ and CSLL resulting from the supposedly undue amortization of the goodwill paid in connection with its acquisition of a subsidiary, in the amount of R$187.0 million as of December 31, 2017, which includes income taxes, interest and penalties. Management assessed the likelihood of the tax assessment, supported by the opinion of our legal advisors, as “possible”, and therefore did not recognize a provision for this assessment.

Civil, environmental and regulatory contingent liabilities. The Company and its subsidiaries have civil, environmental and regulatory contingent liabilities in the total amount of R$593.4 million as of December 31, 2017 (R$480.1 million as of December 31, 2016), as further described below.

Our subsidiary Cia. Ultragaz is party to an administrative proceeding before CADE based on alleged anti-competitive practices in the State of Minas Gerais in 2001. CADE rendered a decision against Cia. Ultragaz and imposed a penalty of R$32.3 million as of December 31, 2017 (R$31.3 million as of December 31, 2016). This decision was suspended by a court order and its merit is being judicially reviewed.

In 2016, subsidiary Cia. Ultragaz also became a party to two administrative proceedings filed by CADE relating to allegations of anti-competitive practices.

The first proceeding relates to anti-competitive practices in the State of Paraíba and other Northeast States and also involves our subsidiary Bahiana. Both companies signed a Cease and Desist Agreement (“Termo de Compromisso de Cessação de Prática” – TCC), which was approved by CADE on November 22, 2017 pursuant to which they agreed to pay a penalty of R$96.0 million, in 8 (eight) equal installments starting on the date corresponding to 180 (one hundred and eighty) days as from the publication of CADE’s approval. These installments will be adjusted on a semiannual bases by the SELIC. In addition, three employees and a former employee of Ultragaz also signed the TCC and agreed to pay R$1.1 million in fines.

The second proceeding relates to anti-competitive practices in the Federal District and surrounding, and involves only Cia. Ultragaz. Cia. Ultragaz signed a TCC with respect to this proceeding that was approved by CADE on September 6, 2017. Pursuant to the TCC, Cia. Ultragaz agreed to pay a penalty of R$2.2 million, in a single installment on the date corresponding to 180 (one hundred and eighty) days as from the date of publication of CADE’s approval. Two former employees of Ultragaz also signed TCC and agreed to pay R$50 thousand each in fines.

As a result of the TCCs described above, the proceeding against Cia. Ultragaz, Bahiana and the employees will be suspended until final decision by CADE Tribunal.

Our subsidiary IPP became a party to two administrative proceedings filed by CADE, relating to allegations of anti-competitive practices in the city of Joinville, State of Santa Catarina and the surroundings of the city of Belo Horizonte, State of Minas Gerais. As of December 31, 2017, no decision has been rendered in connection with these two administrative proceedings and no fine had been imposed to the subsidiary. Regarding the administrative proceeding related to the metropolitan region of Belo Horizonte, administrative areas of CADE recommended the conviction of 35 resellers and their respective owners, the resellers’ syndicate of Minas Gerais and 4 distributors, among which is IPP. Their recommendations are non-binding. Both cases were submitted to the decision of CADE’s Tribunal. In both cases, supported by the opinion of external legal counsel that classified the probability of loss as “remote”, management did not recognize a provision for such contingencies as of December 31, 2017. If it is concluded that IPP has engaged in anticompetitive activities or behavior, penalties and/or criminal sanctions may be applied against certain executives or employees or the Company, such as losses of operation license, and we may suffer reputational harm. Also, according to Law 12,529/11 (“Competition Law”), the penalty for infraction of the economic order may vary from 0.1% to 20% of the value of gross sales of the company, group or conglomerate obtained in the last fiscal year prior to the commencement of the administrative proceeding, in the branch of business activity in which the infraction occurred, which will never be less than the advantage obtained, when its estimation will be possible.

Certain former shareholders of RPR, CBPI and DPPI filed two lawsuits in the States of São Paulo and Rio de Janeiro questioning the Share Exchange in connection with the acquisition of the Ipiranga Group in order to prevent the Company’s shareholders’ meeting that would deliberate on the Share Exchange from taking place. Decisions by administrative and judicial courts stated that there were no legal grounds for the request. Based on such administrative and court decisions, the Share Exchange was approved by the shareholders’ meeting of the companies on December 18, 2007. The lawsuit filed in the State of Rio de Janeiro terminated as a result of loss of interest to sue, due to the sale of the correspondent shareholding at Ultrapar. Regarding the lawsuit filed in the state of São Paulo, the former Ipiranga shareholders that filed the suit appealed against the decision issued and the court of appeals rejected this appeal and maintained the lower court’s decision. Nonetheless, such former shareholders filed a special appeal against such decision, which was also not admitted by the court of appeals. Against this specific decision on non-admittance, they filed an interlocutory appeal to forcibly refer the case records to the Brazilian High Court of Justice, where the merits of the special appeal was also denied. The former shareholders then filed a motion for clarification, which was also rejected by the High Court of Justice. Against both decisions, which respectively rejected the special appeal and the motion for clarification, they filed an extraordinary appeal, where both admission and merits will be judged. In 2011, a new lawsuit in the State of Rio de Janeiro was filed by some of these former shareholders, questioning aspects of the Share Exchange. However, the High Court of Justice rendered a decision regarding a conflict of jurisdictions and ordered the remittance of this new lawsuit to the State of São Paulo, where it will be judged. The Company has not recorded any provision for these lawsuits in its financial statements.

On November 29, 2016, a technical opinion was issued by the Operational Support Center for Execution (Centro de Apoio Operacional à Execução – CAEX), a technical body linked to the São Paulo State Public Prosecutor (“MPE”), presenting a proposal setting forth an estimate of monetary damages for the alleged environmental impact caused by the fire on April 2, 2015 at the Santos Terminal of the subsidiary Tequimar. This technical opinion is non-binding, with no condemnatory or sanctioning nature, and will still be evaluated by the authorities and parties. The Company disagrees with the methodology and the assumptions adopted in the proposal and is negotiating an agreement with the MPE and the Brazilian Federal Public Prosecutor (“MPF”). Nevertheless, it is expected that the amounts eventually payable on the final MPE report may have a material impact on the Company’s financial statements, besides the amounts already recognized. In addition, Tequimar has been criminally indicted based on the recommendation of the MPF in relation to the same matters. Tequimar is awaiting for the formal court summons in connection with this indictment in order to take the necessary measures for its defense. For additional information, see Note 33 to our financial statements.

Labor contingent liabilities. The Company and its subsidiaries have labor contingent liabilities in the total amount of R$273.7 million as of December 31, 2017 (R$252.9 million as of December 31, 2016), as further described below.

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

Lubricants operation between IPP and Chevron. In the process of establishing the joint venture between Chevron and subsidiary IPP, the companies agreed that each shareholder of the new company would be responsible for any claims arising out of any acts, facts or omissions prior to their formation. The liability provisions of the Chevron shareholder in the amount of R$3.5 million are reflected in the consolidated financial statements, as well as the contingent liabilities identified at the date of acquisition, whose provision amount of R$198.9 million was recognized as a business combination on December 1, 2017. The amount provisioned of Chevron’s liability recognized in the business combination will be reimbursed to subsidiary CBLSA in the event of losses and an indemnity asset was hereby constituted in the same amount, without the need to establish a provision for uncollectible amounts.

Antitrust matters

Acquisition of Alesat Combustíveis S.A. The acquisition of 100% of Ale and the assets integrating its operation by Ipiranga was duly submitted to the antitrust authorities on September 19, 2016. On February 1, 2017, the General Superintendence issued a non-binding opinion objecting to the transaction. On August 2, 2017, CADE rejected the transaction relating the acquisition of Ale and any of its assets comprising its operations. The contract was automatically terminated without any penalty from either party.

Joint Venture between Ipiranga and Chevron in the Lubricants Business in Brazil. The joint venture between Ipiranga and Chevron to create a company in the lubricants business in Brazil was duly submitted to the antitrust authorities on December 13, 2016. On February 9, 2017, the General Superintendence of CADE issued an opinion for the approval of the transaction without any restriction. On March 2, 2017, CADE issued a certificate attesting to the approval that was published on February 10, 2017.

Acquisition of Liquigás Distribuidora S.A. The acquisition of 100% of Liquigás by Cia. Ultragaz S.A. was submitted to the antitrust authorities on April 7, 2017. On August 28, 2017, the General Superintendence issued a non-binding opinion objecting to the transaction. On February 28, 2018, CADE rejected the transaction relating the acquisition of Liquigás. The contract was automatically terminated, pursuant to which Ultragaz paid a fine on March 13, 2018, in favor of Petrobras in the amount of R$286 million as per the terms of original sale and purchase agreement.

Acquisition of Terminal Exportador de Álcool de Santos Ltda. (“TEAS”). The acquisition of 100% of TEAS, currently owned by Raízen Energia S.A. and Raízen Araraquara Açúcar e Álcool Ltda., by Terminal Químico de Aratu S.A. – TEQUIMAR, was duly submitted to the antitrust authorities on January 31, 2018. On February 9, 2018, the General Superintendence of CADE issued an opinion for the approval of the transaction without any restriction. On March 2, 2018, CADE issued a certificate attesting to the approval that was published on February 10, 2018.

B.	Significant Changes

None.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

The table below sets forth, for the indicated periods, the high and low closing prices of the ADSs on NYSE, in U.S. dollars, and the shares on the São Paulo Stock Exchange, in Reais:

	New York Stock Exchange			São Paulo Stock Exchange
	High	Low	Volume(1)	High	Low	Volume(1)
	(in US$ per ADS)			(in Reais per share)(2)
Year ended
December 31, 2013	27.73	21.39	339,862	60.20	45.28	972,171
December 31, 2014	26.18	17.80	393,511	58.40	48.30	1,270,075
December 31, 2015	24.50	15.25	554,041	73.85	49.00	1,576,482
December 31, 2016	24.48	13.14	594,273	79.05	54.35	1,356,563
December 31, 2017	25.00	20.14	523,628	79.79	63.78	1,285,665
Year ended December 31, 2016
First quarter	19.62	13.14	580,529	71.00	54.35	1,563,085
Second quarter	22.01	18.75	532,337	73.71	65.95	1,305,471
Third quarter	24.48	20.62	617,573	79.05	69.05	1,188,995
Fourth quarter	23.23	19.14	646,830	73.40	65.19	1,384,751
Year ended December 31, 2017
First quarter	23.15	20.14	516,404	72.50	63.78	1,238,374
Second quarter	24.74	21.30	585,802	79.35	70.07	1,280,059
Third quarter	24.94	21.86	520,579	78.55	69.60	1,379,750
Fourth quarter	25.00	21.39	470,775	79.79	69.90	1,239,097
Month ended
November 30, 2017	24.01	21.39	552,730	77.81	70.05	1,555,863
December 31, 2017	22.73	21.46	420,391	75.00	69.90	1,156,837
January 31, 2018	25.92	23.57	431,517	81.54	76.21	1,088,119
February 28, 2018	25.63	23.26	545,542	81.85	75.34	1,122,539
March 31, 2018	22.74	20.78	497,647	75.34	69.25	1,155,619

(1)	Average daily — number of shares.
(2)	Common shares, with respect to any period on or after the Conversion, which was concluded on August 17, 2011, or preferred shares, with respect to any period prior to the Conversion. See “Item 4.A. Information on the Company — History and Development of the Company.”

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

General

Set forth below is a summary of selected significant provisions of our bylaws and the Brazilian Corporate Law, the rules and regulations of the CVM and the Novo Mercado listing segment of B3 regarding certain corporate matters in force since the completion of the Conversion. This description does not purport to be complete and is qualified by reference to our bylaws, Brazilian Corporate Law, the rules and regulations of the CVM and the rules of the Novo Mercado.

In connection with the Conversion, at the extraordinary shareholders’ meeting and the special preferred shareholders’ meeting, both held on June 28, 2011, our shareholders approved (i) the conversion of all preferred shares into common shares at a ratio of one preferred share for one common share; (ii) changes to and consolidation of our bylaws; (iii) the Company’s adherence to the rules of the Novo Mercado of the B3; and (iv) the confirmation that the new provisions related to the rights of all Company’s shareholders in the event of a sale of control of the Company, pursuant to its new bylaws and the Novo Mercado regulations, are equivalent to the provisions of the Ultra S.A. shareholders’ agreement dated as of March 22, 2000. Such decisions became effective on the date the shares issued by the Company were admitted to trade at the Novo Mercado of the B3.

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

As of January 2, 2018, the new rules for Novo Mercado came into effect. Despite the fact that the Companies listed in this segment are registered to fully comply with the regulations until the general shareholders’ meeting of 2021, some obligations shall be applied, such as the proceedings required for the voluntary withdrawal from the Novo Mercado segment described below.

Description of Capital Stock

As of December 31, 2017, our subscribed and paid-in capital stock consisted of 556,405,096 common shares, all of which have equal voting and equity rights, with no par value.

Voting Rights

Each common share entitles its holder to one vote at the matters of the shareholders’ meetings, in accordance with the Brazilian Corporate Law, our bylaws and the Novo Mercado regulations. For more detailed information with respect to the voting rights of our common shares see our Form 8-A filed with the SEC on August 15, 2011 in the section “Description of Capital Stock — Shareholders’ Meetings.”

Deregistration as Publicly-Held Company

We may only deregister as a publicly-held company if such deregistration is approved by a majority of the shareholders present at a shareholders’ meeting, which shall be conditioned to: (i) the launching of a public tender offer for the acquisition of all of our outstanding shares in accordance with the provisions of Brazilian Corporate Law, the CVM rules and regulations, the Novo Mercado regulation and our bylaws by us, our controlling shareholders or a group of controlling shareholders and (ii) the acceptance of at least two thirds (2/3) of the shareholders representing the free float that show up at the tender offer auction (whether by selling its shares or expressly agreeing with the deregistration), in which case we would become a privately-held company. The price offered for such outstanding shares must at least correspond to the fair value of such shares as set forth in the respective appraisal report issued by a specialized institution with proven experience hired by the offeror for the purposes of the tender offer.

Shareholders holding at least ten percent of the free float of our shares may require our management to call a special shareholders’ meeting to determine whether to perform another valuation using the same or a different valuation method. This request must be made within 15 days following the disclosure of the price to be paid for the shares in the public tender offer. If the new valuation price is equal to or lower than the original valuation price, the shareholders making such request as well as those who vote in its favor must reimburse the Company for any costs incurred in preparing the new appraisal report. If the new valuation price is higher than the original valuation price, the offeror shall then decide whether to proceed with the public tender offer observing the new price or withdraw the tender offer, in which case the Company will continue to be registered as a publicly-held company.

Withdrawal from the Novo Mercado

According to the new Novo Mercado Listing Rules – applicable as of January 2, 2018 – the withdrawal from the Novo Mercado may result from: (i) the controlling shareholders or the company’s decision; (ii) the violation of any the rules of the Novo Mercado; or (iii) the deregistration as publicly-held company.

The withdrawal, however, shall only occur after the launching of a public tender offer for the Company’s outstanding shares, which shall (i) follow, as applicable, the CVM regulation that rules that the mandatory tender offer for the deregistration as publicly-held company (including the abovementioned possibility to request a second valuation report); and (ii) be launched at a fair price, as appointed in the appraisal report issued by a specialized institution with proven experience for the purposes of the tender offer; and (ii) be approved by at least one third (1/3) of the shareholders representing the free float that participate in the tender offer auction (whether by selling its shares or expressly agreeing with the withdrawal from the Novo Mercado).

The obligation to launch such public tender offer, however, may be waived by the majority of the shareholders representing the Company’s free float present at the shareholders’ meeting convened to resolve on that matter. Such shareholders’ meeting may be held on first call with the attendance of shareholders representing two thirds (2/3) of the free float or, on second call, with the attendance of any number of shareholders representing the free float.

The withdrawal from the Novo Mercado does not necessarily result in our deregistration as a publicly-held company on the BM&FBOVESPA.

If the Company participates in a corporate reorganization involving the transfer of its shareholders’ base to a company that is not listed in the Novo Mercado, such resulting company or companies must apply for listing on Novo Mercado within one hundred and twenty (120) days from the date of the general shareholders meeting that approved the reorganization, unless the majority of the shareholders representing the Company’s free float present at such shareholders’ meeting agrees with the non-listing of the resulting company.

Pursuant to the new rules of the Novo Mercado, the voluntary withdrawal shall be preceded by a public tender offer at fair market value. For the withdrawal to move forward, shareholders representing more than 1/3 of the outstanding shares shall need to accept the tender offer or expressly agree to delist without selling the shares.

According to the rules of the Novo Mercado, in the event of a transfer of our shareholding control within twelve (12) months following our delisting from the Novo Mercado, the selling controlling shareholder(s) and the acquirer must offer to acquire the remaining shares for the same price and terms offered to the selling controlling shareholders, duly updated, or pay the difference, if any, between the tender offer price accepted by the former shareholders, duly updated, and the price obtained by the controlling shareholder in selling its shares.

Sale of Control

In the event of a direct or indirect sale of the Company’s shareholding control, through a single or series of transactions, the acquirer must conduct a public tender offer for all shares held by the remaining shareholders in order to ensure equal treatment of all shareholders (tag-along right). Such right has been provided to Ultrapar’s shareholders since March 22, 2000, in accordance with the terms of the Ultra S.A. shareholders’ agreement signed on the same date, which has since then been rescinded and replaced by our bylaws. The tender offer is subject to applicable laws and regulations, our bylaws and the rules of the Novo Mercado.

A public tender offer is also required when there is an assignment for consideration of share subscription rights or rights of other securities convertible into our shares, which results in the transfer of control of the Company. In such case, the acquiring shareholder must (i) complete a public tender offer for our remaining shares on the same terms and conditions offered to the selling shareholder and (ii) according to our bylaws, reimburse the counterparties from whom it has acquired our shares on the stock exchange in the six-month period preceding the transaction which resulted in a change in control. The reimbursement amount corresponds to the positive difference between the price paid to the selling shareholder in the transaction that resulted in a change of control and the adjusted price paid in the transactions carried out on the B3 during this six-month period, as adjusted by the SELIC rate up until the payment date.

The acquirer of our corporate control, if applicable, must take all necessary measures to reconstitute the minimum free float set forth by the rules of the Novo Mercado within eighteen months from the first day of non-compliance with such requirement, which shall correspond to (i) 25% of our capital stock; or (ii) 15% of our capital stock, if the average daily trading volume of our shares remains equal to or greater than R$25.0 million, considering the trades performed in the previous twelve months.

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

Public Tender Offers

A single public tender offer may be launched for more than one of the purposes provided for in our bylaws, the Novo Mercado Listing rules, the Brazilian Corporate Law or in the regulations issued by the CVM, provided that the procedures used when conducting the unified public tender offer are compatible with all requirements of each individual public tender offer, the public tender offers do not suffer any damages and the authorization of the CVM is obtained, when required by the applicable law.

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

BNDES

Ultrapar has financing from BNDES (Brazilian National Development Bank) for some of its investments. As of December 31, 2017, such line of credit with BNDES totaled R$1.6 billion, of which R$0.3 billion had been drawn down.

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

Debentures

In December 2012, the subsidiary IPP made its first issuance of R$600 million in public debentures, which matured in November 2017 and bore interest at 107.9% of CDI, with principal due at maturity. The proceeds from this issuance were used for general corporate purposes, in order to strengthen its cash position and lengthen its debt profile, providing greater financial flexibility. The debentures were settled by the Company on the maturity date.

In January 2014, the subsidiary IPP made its second issuance of R$800 million in public debentures, which mature in December 2018 and bear interest at 107.9% of CDI, with principal due at maturity. The proceeds from this issuance were used to lengthen its debt profile, providing greater financial flexibility.

In March 2015, Ultrapar completed its fifth issuance of R$800 million in public debentures, which mature in March 2018 and bear interest at 108.25% of CDI, with principal due at maturity. The proceeds of the issuance were used to redeem 800 debentures from the fourth issuance, at the final maturity date. The debentures were settled by the Company on the maturity date.

In May 2016, the subsidiary IPP made its fourth issuance of R$500 million in public debentures, which mature in May 2021 and bear interest at 105.0% of CDI, with annual amortization, beginning in May 2019. The proceeds from this issuance were used in the purchase of ethanol by the subsidiary IPP.

In April 2017, the subsidiary IPP carried out its fifth issuance of R$1,012.5 million in debentures, in two single series of R$660.1 million and R$352.4 million, which mature in April 2022 and April 2024 and bear interest at 95.0% of CDI and IPCA + 4.68% per year, respectively. Both series have principal due at maturity. The proceeds from this issuance has been used exclusively for the purchase of ethanol.

In July 2017, the subsidiary IPP made its fourth issuance of R$1,500 million in public debentures, which mature in July 2022 and bear interest at 105.0% of CDI, with annual amortization, beginning in July 2021. The proceeds from this issuance were used to lengthen its debt profile, providing greater financial flexibility.

In October 2017, the subsidiary IPP carried out its seventh issuance of R$944.1 million in debentures, in two single series of R$730.4 million and R$213.7 million, which mature in October 2022 and October 2024 and bear interest at 95.0% of CDI and IPCA + 4.33% per year, respectively. Both series have principal due at maturity. The proceeds from this issuance has been used exclusively for the purchase of ethanol.

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

Resolution 4,373 provides that foreign investors may invest in financial and capital markets in Brazil, including by means of the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers.

Under Annex I of Resolution 4,373, investments of non-Brazilian investors shall be made in Brazil in accordance with the same instruments and operational modalities available to the investors residing or domiciled in Brazil. The definition of non-Brazilian investor includes individuals, legal entities, funds and other collective investment entities, residing, domiciled or headquartered abroad.

Pursuant to Annex I of Resolution 4,373, among the requirements applicable to the investment of a non-Brazilian investor in the Brazilian financial and capital market, such investor must:

•	appoint at least one representative in Brazil, which must be a financial institution or other institution authorized to operate by the Central Bank of Brazil. The local representative appointed by the foreign investor shall be responsible for performing and updating the registration of the investments made by the foreign investor with the Central Bank of Brazil, as well as the registration of the foreign investor with the CVM;

•	obtain a registry as a foreign investor with the CVM, through the representative appointed pursuant to item (i) above; and

•	establish or contract one or more custodians authorized by the CVM to perform custody activities.

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

In addition, Resolution 4,373 does not allow foreign investors to perform investments outside of organized markets, except as expressly authorized by the CVM through specific regulation or according to the exceptions provided in CVM Rule 560/15. Pursuant to CVM Rule 560/15, the exceptions for investments outside of organized markets include subscription, stock bonus, initial purchase offers and the exercise of put options due to initial purchase offers, among others.

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

Since 2005, the National Monetary Council has enacted new regulations allowing, subject to certain procedures and specific regulatory provisions, the purchase and sale of foreign currency and the international transfer of Reais by a person or legal entity, without limitation of the amount involved, provided that the transaction is legal and has economic grounds (as evidenced by documents presented by the Brazilian person or legal entity to the financial institution executing the purchase and sale of foreign currency or the international transfer of Reais).

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

We recommend prospective investors consult their own tax advisors from time to time to verify any possible tax consequences arising of Normative Ruling No. 1,037/10 and Law No. 11,727/08. If the Brazilian tax authorities determine that the concept of “privileged tax regime” provided by Law No. 11,727/08 will also apply to a Non-Resident Holder on payments potentially made by a Brazilian source, the withholding income tax applicable to such payments could be assessed at a rate up to 25%.

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

We must make a separate determination each year as to whether we are a PFIC. Based on a review of our gross income and assets, the manner in which we currently operate our business, the current market price of our shares, and the current interpretation of the PFIC provisions in the Code, we believe that we were not a PFIC for U.S. federal income tax purposes for the 2017 taxable year. However, the determination as to whether we are a PFIC for any taxable year is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, depends upon the composition of a company’s income and assets and the market value of its assets from time to time, and is not made until after the end of a taxable year. Consequently, there can be no assurance that we will not be considered a PFIC for the current taxable year or any subsequent taxable year.

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

The Company uses exchange rate hedging instruments (especially between the Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, receipts and disbursements in foreign currency and net investments in foreign operations. Therefore, hedge is used in order to reduce the effects of changes in exchange rates on the Company’s income and cash flows in Reais within the exposure limits under its Policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, receipts and disbursements in foreign currency to which they are related. Assets and liabilities in foreign currencies are stated below, translated into Reais as of December 31, 2017 and 2016:

Assets and liabilities in foreign currency

In millions of Reais	2017	2016
Assets in foreign currency
Cash, cash equivalents and financial investments in foreign currency (except hedging instruments)	236.4	423.9
Foreign trade receivables, net of allowance for doubtful accounts and advances to foreign customers	214.9	323.4
Net investments in foreign subsidiaries (except cash, cash equivalents, financial investments, trade receivables, financing and payables)	930.0	600.9

	1,381.3	1,348.2

Liabilities in foreign currency
Financing in foreign currency gross of transaction costs and negative goodwill	(4,416.2)	(4,736.3)
Payables arising from imports, net of advances to foreign suppliers	(173.1)	(57.1)

	(4,589.3)	(4,793.4)

Foreign currency hedging instruments	1,777.6	2,206.4

Net asset (liability) position – Total	(1,430.4)	(1,238.8)
Net asset (liability) position – Income statement effect	(26.1)	24.8
Net asset (liability) position – Shareholders’ equity effect	(1,404.3)	(1,263.6)

Sensitivity analysis of assets and liabilities in foreign currency

The table below shows the effect of exchange rate changes on different scenarios, based on the net liability position of R$1,430.4 million in foreign currency.

In millions of Brazilian Reais		Scenario I	Scenario II	Scenario III
	Risk	10%	25%	50%
(1) Income statement effect	Real devaluation	(2.6)	(6.5)	(13.0)
(2) Shareholders’ equity effect		(140.4)	(351.1)	(702.2)

(1) + (2)	Net effect	(143.0)	(357.6)	(715.2)

(3) Income statement effect	Real appreciation	2.6	6.5	13.0
(4) Shareholders’ equity effect		140.4	351.1	702.2

(3) + (4)	Net effect	143.0	357.6	715.2

The shareholders’ equity effect refers to cumulative translation adjustments of changes in the exchange rate on equity of foreign subsidiaries (see Notes 2.r and 23.g—Cumulative Translation Adjustments to our consolidated financial statements), net investments hedge in foreign entities, cash flow hedge of firm commitment and highly probable transaction (see Note 2.c and Hedge Accounting to our consolidated financial statements).

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

For the sensitivity analysis of foreign exchange hedging instruments, management adopted as a likely scenario the Real/U.S. dollar exchange rates at maturity of each swap, projected by U.S. dollar futures contracts quoted on B3 as of December 28, 2017. As a reference, the exchange rate for the last maturity of foreign exchange hedging instruments is R$5.83 in the likely scenario. Scenarios II and III were estimated with a 25% and 50% additional appreciation or depreciation of the Real against the likely scenario, according to the risk to which the hedged item is exposed.

Based on the balances of the hedging instruments and hedged items as of December 29, 2017, the exchange rates were replaced, and the changes between the new balance in Reais and the balance in Reais as of December 29, 2017 were calculated in each of the three scenarios. The table below shows the change in the values of the main derivative instruments and their hedged items, considering the changes in the exchange rate in the different scenarios:

	Risk	Scenario I (Likely)	Scenario II	Scenario III
	(In millions of Reais)
Currency swaps receivable in U.S. dollars
(1) U.S. dollar / Real swaps	Dollar appreciation	198.1	690.4	1,182.7
(2) Debts/firm commitments in U.S. dollars		(198.1)	(690.4)	(1,182.7)

(1)+(2)	Net Effect	0.0	0.0	0.0

Currency swaps payable in U.S. dollars
(3) Real / U.S. dollar swaps	Dollar devaluation	(0.1)	7.5	15.1
(4) Gross margin of Oxiteno		0.1	(7.5)	(15.1)

(3)+(4)	Net Effect	—	—	—

For sensitivity analysis of hedging instruments for interest rates in Brazilian Reais, the Company used the futures curve of the DI x Pre contract quoted on B3 as of December 28, 2017 for each of the swap and debt (hedged item) maturities, to determine the likely scenarios. Scenarios II and III were estimated based on a 25% and 50% deterioration, respectively, of the likely scenario pre-fixed interest rate.

Based on the three scenarios of interest rates in Brazilian Reais, we estimated the values of our debt and hedging instruments according to the risk which is being hedged (variations in the pre-fixed interest rates in Brazilian Reais), by projecting them to future value at the contracted rates and bringing them to present value at the interest rates of the estimated scenarios. The result is shown in the table below:

	Risk	Scenario I (Likely)	Scenario II	Scenario III
	(In millions of Reais)
Interest rate swap (in Brazilian Reais) – Debentures –CRA
(1) Fixed rate swap—CDI	Decrease in Pre-fixed rate	13.7	95.3	192.2
(2) Fixed rate debt		(13.7)	(95.3)	(192.2)

(1)+(2)	Net Effect	—	—	—

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

The table below provides information as of December 31, 2017 about our debt obligations in foreign currency and in Reais that are subject to variable and fixed rates of interest. The table summarizes information on instruments and transactions that are sensitive to foreign currency exchange rates and interest rates:

	Weighted average interest rate			Principal by year of maturity(1)
Debt		Fair value	Book value	2018	2019	2020	2021	2022	2023 and thereafter
	(in millions of Reais)
R$ borrowings	5.9%	88.2	90.0	37.8	25.6	15.7	11.0	0.0	—
Borrowings indexed to the CDI	104.6% of the CDI	7,983.8	7,987.3	2,105.7	1,668.1	495.1	1,245.5	2,472.8	—
Borrowings indexed to the TJLP	2.5%	301.6	301.9	155.3	82.0	37.1	13.6	10.0	3.9
U.S. dollar borrowings	4.8%	2,924.9	2,895.0	397.5	(3.4)	(5.6)	(6.1)	59.9	2,452.7
Borrowings indexed to the LIBOR	1.5%	1,416.9	1,418.5	557.2	32.3	330.4	32.8	465.7	—
Borrowings indexed to the IGP-M	5.6%	48.5	48.5	2.7	2.7	2.8	3.0	3.2	34.2
Borrowings indexed to the SELIC	2.8%	100.4	100.3	52.0	21.4	20.7	4.3	1.7	0.1
Borrowings indexed to the MX$	8.5%	27.0	27.0	27.0	—	—	—	—	—
Borrowings indexed to the MX$+ TIIE	1.5%	3.4	3.4	3.4	—	—	—	—	—
Borrowings indexed to the Bs	24.0%	0.6	0.6	0.6	—	—	—	—	—

Borrowings indexed to the IPCA	4.6%	554.4	554.4	10.3	(1.7)	(1.7)	(1.7)	(1.7)	550.9
Subtotal		13,449.7	13,426.8	3,349.5	1,826.9	894.6	1,302.5	3,011.6	3,041.8
Unrealized losses on swaps transactions		163.7	163.7	154.2	—	—	—	4.8	4.8

Total		13,613.5	13,590.6	3,503.7	1,826.9	894.6	1,302.5	3,016.4	3,046.5

(1)	Figures include interest accrued through December 31, 2017.

Credit risk

The financial instruments that would expose the Company to credit risks of the counterparty are basically represented by cash and cash equivalents, financial investments, hedging instruments and trade receivables.

Customer credit risk – Such risks are managed by each business unit through specific criteria for acceptance of customers and their credit rating and customers credit risks are also mitigated by diversification of sales. As of December 31, 2017, the allowance for doubtful accounts on their trade receivables recorded for Ipiranga, Ultragaz, Extrafarma, Oxiteno and Ultracargo were R$238.7 million, R$39.0 million, R$4.9 million, R$10.8 million and R$2.2 million, respectively. In addition, as of December 31, 2017, no single customer or group accounts for more than 10% of total revenue.

Credit risk of financial institutions – Such risk results from the inability of financial institutions to comply with their financial obligations to the Company due to insolvency. The Company regularly conducts a credit review of the institutions with which they hold cash and cash equivalents, financial investments, and hedging instruments through various methodologies that assess liquidity, solvency, leverage, portfolio quality, etc. Cash and cash equivalents, financial investments, and hedging instruments are held only with institutions with a solid credit history, chosen for safety and soundness. The volumes of cash and cash equivalents, financial investments, and hedging instruments are subject to maximum limits by each institution and, therefore, require diversification of counterparties.

Government credit risk – The Company’s Policy allows investments in government securities from countries classified as investment grade AAA or Aaa by specialized credit rating agencies and in Brazilian government bonds. The volume of such financial investments is subject to maximum limits by each country and, therefore, requires diversification of counterparties.

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

The Company believes it has sufficient working capital to satisfy its current needs. The gross indebtedness due over the next twelve months totals R$3,809.9 million, including estimated interests on loans. Furthermore, the investment plan for 2017 totals R$2,676.5 million. In 2017, the Company had R$6,285.5 million in cash, cash equivalents and short-term financial investments (for quantitative information, see Notes 4 and 14 to our consolidated financial statements).

For further information on financial liabilities as of December 31, 2017, see Note 31 to our consolidated financial statements.

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

The table below summarizes the position of hedging instruments entered by the Company:

Hedging instruments	Maturity	Notional amount(1)		Fair value		Amounts receivable	Amounts payable
		2017	2016	2017	2016	2017
				R$ million	R$ million	R$ million	R$ million
a –Exchange rate swaps receivable in U.S. dollars
Receivables in U.S. dollars (LIBOR)		US$300.0	US$350.0	984.3	1,149.7	984.3	—
Receivables in U.S. dollars (Fixed)	Jan 2018 to Oct 2026	US$956.6	US$1,062.4	823.1	1,084.6	823.1	—
Payables in CDI interest rate		US$(1,256.6)	US$(1,412.4)	(1,877.4)	(2,181.6)	—	1,877.4

Total result		—	—	(70.0)	52.7	1,807.4	1,877.4

b – Exchange rate swaps payable in U.S. dollars + COUPON
Receivables in CDI interest rates	Jan 2018 to Apr 2018	US$9.1	US$8.5	29.9	28.3	29.9	—
Payables in U.S. dollars (Fixed)		US$(9.1)	US$(8.5)	(29.8)	(27.9)	—	29.8

Total result		—	—	0.1	0.4	29.9	29.8

c – Interest rate swaps in R$
Receivables in fixed interest rate + IPCA	Oct 2024	R$566.1	—	583.3	—	583.3	—
Payables in CDI interest rate		R$(566.1)	—	(586.6)	—	—	586.6

Total result		—	—	(3.3)	—	583.3	586.6

Total gross result				(73.2)	53.1	2,420.6	2,493.8
Income tax				(4.7)	(36.9)	(4.7)	—

Total net result				(77.9)	16.2	2,415.9	2,493.8

Positive result (see Note 4)				85.8	218.5
Negative result (see Note 14)				(163.7)	(202.3)

(1)	In millions. Currency as indicated.

All transactions mentioned above were properly registered with CETIP S.A. (the Brazilian over-the-counter clearing house).

Hedging instruments existing in 2017 are described below, according to their category, risk, and hedging strategy:

a – Hedging against foreign exchange exposure of liabilities in foreign currency — The purpose of these contracts is (i) to offset the effect of the change in exchange rates of debts or firm commitments in U.S. dollars by converting them into debts or firm commitments in Reais linked to CDI and (ii) change a financial investment linked to the CDI and given as guarantee to loan in U.S. dollars, into a financial investment linked to U.S. dollars. The tables below present our position in this category of swaps as of December 31, 2017:

	Maturity
Swap	2018	2019 and thereafter
Notional amount of swaps (in millions of Reais)(1)	673.4	2,490.9
Notional amount of swaps (in millions of dollars)	203.6	753.0
Average receiving rate	US$ + 1.01%	US$ + 5.58%
Average payment rate	79.10% of the CDI	72.70% of the CDI

(1)	Notional amount converted according to the commercial selling rate reported by the Central Bank (PTAX) as of December 31, 2017.

	Maturity
Swap	2018	2019 and thereafter
Notional amount of swaps (in millions of Reais)(1)	463.1	529.3
Notional amount of swaps (in millions of dollars)	140.0	160.0
Average receiving rate	US$ + LIBOR + 1.10%	US$ + LIBOR + 1.46%
Average payment rate	101.98% of the CDI	105.33% of the CDI

(1)	Notional amount converted according to the commercial selling rate reported by the Central Bank (PTAX) as of December 31, 2017.

b – Hedging against foreign exchange exposure of operations — The purpose of these contracts is to make the exchange rate of the revenues of subsidiaries Oleoquímica, Oxiteno S.A. and Oxiteno Nordeste equal to the exchange rate of the cost of their main raw materials during their operating cycles. The table below presents our position in this category of swaps as of December 31, 2017:

Swap	Maturity 2018
Notional amount of swaps (in millions of Reais)(1)	30.2
Notional amount of swaps (in millions of dollars)	9.1
Average receiving rate	57.36% of the CDI
Average payment rate	US$

(1)	Notional amount converted according to the commercial selling rate reported by the Central Bank (PTAX) as of December 31, 2017.

c – Hedging against fixed interest rate + IPCA in Brazilian Reais — The purpose of this contract is to change fixed interest rate + IPCA of debentures issued in Brazilian Reais to floating interest. The table below presents our position in this category of swaps as of December 31, 2017.

Swap	Maturity 2019 and thereafter
Notional amount of swaps (in millions of Reais)(1)	566.1
Notional amount of swaps (in millions of dollars)	171.1
Average receiving rate	4.55% p.a. + IPCA
Average payment rate	95.18% of the CDI

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

In 2017, the notional amount of foreign exchange hedging instruments designated as fair value hedge totaled US$320.0 million. In 2017, a loss of R$143.4 million related to the result of hedging instruments, a gain of R$16.5 million related to the fair value adjustment of debt, and a loss of R$4.1 million related to the financial expense of the debt were recognized in the income statements, transforming the average effective cost of the operation into 102.7% of CDI (see Note 14.c.1 to our consolidated financial statements).

In 2017, the notional amount of interest rate hedging instruments designated as fair value hedges totaled R$566.1 million. In 2017, a loss of R$3.3 million related to the result of hedging instruments, a gain of R$19.1 million related to the fair value adjustment of debt, and a loss of R$18.5 million related to the financial expense of the debt were recognized in the income statements, causing the average effective cost of the operations to be 95.2% of CDI.

Cash flow hedge

The Company and its subsidiaries designates as cash flow hedge of firm commitment and highly probable transactions, derivative financial instruments to hedge “firm commitments” and non-derivative financial instruments to hedge “highly probable future transactions”, so as to hedge against fluctuations arising from changes in exchange rate.

In 2017, the notional amount of exchange rate hedging instruments of firm commitments designated as cash flow hedges totaled US$115.0 million and a loss of R$45.4 million was recognized in the income statement. In 2017, the unrealized gain of “Other comprehensive income” is R$5.3 million, net of deferred income and social contribution taxes.

In 2017, the notional amount of foreign exchange hedging instruments for highly probable future transactions designated as fair value hedge, related to notes in the foreign market totaled US$570.0 million. In 2017, the unrealized loss of “Other comprehensive income” is R$30.5 million, net of deferred income and social contribution taxes.

Net investment hedge in foreign entities

The Company and its subsidiaries designates as net investment hedge in foreign entities notes in the foreign market, for hedging net investment hedge in foreign entities, to offset changes in exchange rates.

In 2017, the balance of foreign exchange hedging instruments designated as net investments hedge in foreign entities, related to part of the investments made in entities which functional currency is other than the Brazilian Real, totaled US$113.0 million. In 2017, the unrealized loss of “Other comprehensive income” is R$6.2 million, net of deferred income and social contribution taxes. The effects of exchange rate changes on investments and hedging instruments were offset in shareholders’ equity.

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

Fees and expenses

The following table summarizes the fees and expenses payable by holders of ADSs:

Persons depositing or withdrawing shares must pay:	For
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

(i) Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

(ii) Cancellation of ADSs for the purpose of withdrawal, including if the Deposit Agreement terminates

$0.05 (or less) per ADSs	Any cash distribution
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities to holders of deposited securities which are distributed by the depositary to ADS holders
Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	(i) Cable, telex and facsimile transmissions (ii) Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

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

Reimbursement of fees incurred in 2017

From January 1, 2017 until December 31, 2017, Ultrapar received from the depositary US$59,081, net of withholding taxes, for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADSs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

As of December 31, 2017, under management’s supervision and with its participation, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of our disclosure controls and procedures for the period relating to the information contained in this 20F report. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that (a) our disclosure controls and procedures were effective as of December 31, 2017 to enable the company to record, process, summarize, and report information required to be included in the reports that it files or submits under the Securities Exchange Act of 1934, within the time periods required and (b) our disclosure controls and procedures were also effective as of December 31, 2017 to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

Management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017 based on the criteria established in the Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on such assessment and criteria, Management has concluded that the Company’s internal controls over financial reporting are effective as of December 31, 2017.

On December 1, 2017, the Company concluded the joint venture process of CBLSA. Due to the timing of this process, we have excluded CBLSA from our evaluation of the effectiveness of internal control over financial reporting. CBLSA’s financial statements constitute approximately 3.4% and 1.7% of net and total assets, respectively, 1.0% of net revenue from sales and services, and -1.5% of net income of the consolidated financial statements amounts as of and for the year ended December 31, 2017.

The Company’s independent registered public accounting firm for the year ended December 31, 2017, KPMG Auditores Independentes, audited the Company’s internal controls over financial reporting as of December 31, 2017, and their report, dated April 6, 2018 and included herein, expressed an unqualified opinion.

(c)	Report of the Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

The Report of independent registered public accounting firm on internal control over financial reporting issued by our independent registered public accounting firm, KPMG Auditores Independentes (“KPMG”), is presented below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Ultrapar Participações S.A.

Opinions on the consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheet of Ultrapar Participações S.A. (the Company) as of December 31, 2017, the related consolidated income statement, comprehensive income, changes in shareholders’ equity and cash flows for the year ended December 31, 2017, and the related notes. We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year ended December 31, 2017, in conformity with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Company acquired Chevron Brasil Lubrificantes S.A. during 2017, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017, Chevron Brasil Lubrificantes S.A.’ internal control over financial reporting associated with total assets of R$793,910 and total revenues of R$830,515 included in the consolidated financial statements of the Company as of and for the year ended December 31, 2017. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Chevron Brasil Lubrificantes S.A.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s annual report on internal control over financial reporting appearing under Item 15 of the Company’s Annual Report on Form 20-F. Our responsibility is to express an opinion on the Company’s consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

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

/S/ KPMG Auditores Independentes

KPMG Auditores Independentes

We have served as the Company’s auditor since 2017.

São Paulo – SP

April 6, 2018

(d)	Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting for the year ended December 31, 2017 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Our bylaws provides for an audit committee to be appointed by the Board of Directors which will only be installed during the periods when the Fiscal Council is not installed. See “Item 6. Directors, senior management and employees reference — Board Practices — Fiscal Council and Audit Committee Exemption.” We currently have a Fiscal Council installed, which exercises all the duties provided for in the bylaws regarding the audit committee.

Notwithstanding the above, the new Novo Mercado Listing Rules, in force as of January, 2018, determines that, not later than on the annual shareholders’ meeting of 2021, all companies listed in this segment must have an audit committee, responsible for (i) issuing an opinion on the engagement or dismissal of independent outside auditors; (ii) appraising the company’s quarterly financial filings, interim financial statements, and annual financial statements; (iii) overseeing the activities of the company’s internal auditing and internal control departments; (iv) appraising and monitoring the company’s risk exposures; (v) appraising and monitoring the company’s internal policies, including its policy on related-party transactions, and recommending corrections or enhancements; (vi) having the means to receive and treat information on non-compliance with the laws and regulations applicable to the company, and with its internal rules and codes, including provision for specific procedures to protect whistleblowers and assure the confidentiality of such information.

Also in accordance with the new rules for Novo Mercado, said committee shall have (i) at least three members, of whom at least one must be an independent member of the Board of Director and at least one of whom must have recognized experience in business accounting pursuant to the rules issued by the CVM regarding the registration and practice of independent auditing activities in the securities market; (ii) operational autonomy and its own budget approved by the Board to cover its operating costs and expenses; and (iii) its own bylaws, approved by the Board of Directors, with a detailed description of its functions and operating procedures, and a chairperson whose activities must be defined in its bylaws.

As mentioned above, companies listed in this segment will have up to the annual shareholders’ meeting to be held on 2021 to fully comply with these requirements.

ITEM 16B.	CODE OF ETHICS

In 2004, we established a code of ethics which covered (i) the Board of Directors; (ii) the whole Executive Board (including the Chief Executive Officer and the Chief Financial Officer); (iii) the Fiscal Council of Ultrapar; (iv) the Board of Directors and Executive Board of its subsidiaries; and (v) remaining bodies with technical or advisory functions that are directly subordinated to the Board of Directors, to the Executive Board or to the fiscal committee of Ultrapar. Our code of ethics was amended on June 17, 2009 to (i) improve certain existing items of the code by including examples of acceptable or unacceptable behavior and clarifying the language to avoid misunderstanding of such items and (ii) improve access to the channel for reporting non-compliance with the code. On July 31, 2013, we amended our Code of Ethics in order to increase the number of permanent members of the Conduct Committee from three to four members. On September 17, 2014, we reviewed our code of ethics. On December 13, 2017, our Board of Directors approved a new Code of Ethics, in force from March 1, 2018 onwards. For the complete amended Code of Ethics please see our 6-K furnished to the SEC on March 1, 2018. The objective of this code is (i) to reduce the subjectivity of personal interpretations of ethical principles; (ii) to be a formal and institutional benchmark for the professional conduct of the employees, including the ethical handling of actual or apparent conflicts of interests, becoming a standard for the internal and external relationship of Ultrapar with its stakeholders, namely: shareholders, clients, employees, partners, suppliers, service providers, labor unions, competitors, society, government and the communities in which it operates; and (iii) to ensure that the daily concerns with efficiency, competitiveness and profitability do not override ethical behavior.

Also, in 2014, we approved the anti-corruption and relationship with public officers policy, applicable to shareholders, employees of the Company, third parties and business partners when representing or acting on behalf of the Company. On December 13, 2017, our Board of Directors approved a new Anti-Corruption and Relationship with Public Officers Policy, in force from March 1, 2018 onwards. This policy consolidates the guidelines for corruption prevention to be adopted in the relationship with public officers to protect the integrity and transparency of our businesses.

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

In addition, we highlight that Companies listed in the Novo Mercado will have up to the annual shareholders’ meeting to be held in 2021 to prepare and disclose a code of conduct approved by the board of directors and applicable to all employees and officers.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The relationship with our independent registered public accounting firm in respect to the contracting of services unrelated to the external audit is based on principles that preserve the independence of the independent registered public accounting firm. Our Board of Directors approves our financial statements, the performance by our independent registered public accounting firm of audit and permissible non-audit services, and associated fees, supported by our Fiscal Council, which acts as an audit committee pursuant to the requirements of the Sarbanes-Oxley Act. See “Item 6.C. Directors, Senior Management and Employees — Board Practices — Fiscal Council and Audit Committee Exemption” for more information about the responsibilities of the Fiscal Council. Our consolidated financial statements for the year ended December 31, 2017 were audited by the independent registered public accounting firm KPMG Auditores Independentes. Our consolidated financial statements for the year ended December 31, 2016 were audited by the independent registered public accounting firm Deloitte Touche Tohmatsu Auditores Independentes.

The following table describes the total amount billed to us by KPMG Auditores Independentes for services performed in 2017 and by Deloitte Touche Tohmatsu Auditores Independentes for services performed in 2016 and the respective compensation for these services.

	2017	2016
	(in thousands of Reais)
Audit Fees	5,780.0	5,745.9
Audit Related Fees	120.0	623.9
Tax Fees	—	145.1
All Other Fees	—	—

Total Consolidated Audit Fees	5,900.0	6,514.9

“Audit Fees” are the aggregate fees billed by our independent registered public accounting firm for the audit of our consolidated and annual financial statements, reviews of interim financial information and attestation services that are provided in connection with statutory and regulatory filings or engagements.

“Audit Related Fees 2016” are fees related to a comfort letter provided by Deloitte Touche Tohmatsu Auditores Independentes in connection with the offering of US$750 million notes in the international market by subsidiary Ultrapar International S.A. in October 2016. See “Item 5.B. Operating and Financial Review and Prospect — Liquidity and Capital Resources — Indebtedness.”

“Audit Related Fees 2017” are fees related to report of Ipiranga Lubrificantes provided by KPMG Auditores Independentes in connection with the joint venture of Ipiranga and Chevron. History and Development of the Company.”

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

The Brazilian Corporate Law requires that our directors be elected by our shareholders at a general shareholders’ meeting. According to the rules of Novo Mercado, at least 20% of the members of the Board of Directors, and as of the annual shareholders’ meeting to be held in 2021, not fewer than two of its members must meet the independence requirements as established under these rules. Furthermore, according to our bylaws, at least 30% of the members of the Board of Directors must be independent.

The new rules for the Novo Mercado segment, in force as of January 2, 2018, established that the companies listed in this segment will have up to the annual shareholders’ meeting to be held in 2021 to adopt new requirements to assure the independence of the members of the Board of Directors, based on their relationship with the company, its direct or indirect controlling shareholder (if applicable), its directors and its executive officers; and subsidiaries, affiliates and joint ventures.

According to these new requirements – to be adopted not later than April 2021 – a board member will not be considered independent if he/she (i) is the direct or indirect controlling shareholder of the company; (ii) has his/her voting rights at the board meetings bound to a shareholders’ agreement regarding matters related to the company; (iii) is a spouse, partner or direct or collateral first/second-degree relative of the controlling shareholder or of any executive officer of the company or the controlling shareholder; (iv) was an employee or executive officer of the company or its controlling shareholder in the past three years.

Furthermore, the new rules of the Novo Mercado establish that when deciding whether Board members are independent, some situations must be analyzed in order to verify whether they entail loss of independence due to the characteristics, magnitude and extent of the relationship, as follows: (i) “are they a first/second-degree relative of the controlling shareholder or of any executive officer of the company or the controlling shareholder?”; (ii) “have they been an employee or executive officer the company’s subsidiaries, affiliates or joint ventures in the past three years?”; (iii) “do they have a business relationship with the company, its controlling shareholder, or a subsidiary, affiliate or joint venture?”; (iv) “do they hold a position in a firm or entity that has a business relationship with the company or with its controlling shareholder, whereby they have decision-making power regarding the activities of the firm or entity?”; (v) “do they receive any compensation from the company, its controlling shareholder, or a subsidiary, affiliate or joint venture other than the compensation relating to their position as a member of the board of directors or committees of the company, its controlling shareholder, or its subsidiaries, affiliates and joint ventures, excluding income from shares in the company and benefits from supplementary pension plans?”.

Once such new requirements are adopted, the general shareholders’ meeting shall then be entitled to decide whether a person nominated as member of the Board of Director is independent and may base its decision (i) on a declaration submitted to the Board of Directors in which the nominee attests and justify his/her compliance with the independence requirements or (ii) on the opinion of the Board of Director expressed in management’s proposal to the general shareholders meeting that elects directors and officers regarding the candidate’s compliance or non-compliance with the independence criteria.

As of December 31, 2017, our Board of Directors consisted of nine members, six of whom are independent non-executive members and three are shareholders of Ultra S.A. Two of these three non-independent board members were executive officers of Ultrapar until December 2006 and one of them was executive officer of Ultrapar until December 2012. On April 19, 2017, the members of our Board of Directors were reelected for a two-year term of office. See “Item 6.C. Directors, Senior Management and Employees — Board Practices” and “Exhibit 1.1 — Bylaws of Ultrapar, dated as of April 19, 2017”.

No member of the Board has any material relationship with the Company, either directly or as a partner or officer of an organization that has relationship with Ultrapar, except for their interest as shareholders of Ultrapar, when applicable, as mentioned above. The Brazilian Corporate Law, the Novo Mercado Listing rules and the CVM establish rules relating to the qualification of the members of our Board of Directors and our executive officers, including their compensation, duties and responsibilities. We believe these rules provide adequate assurances that our directors are independent according to the independence tests established by the NYSE.

Executive Sessions

NYSE rules require that the non-management directors must meet at regularly scheduled executive sessions without management present. Such provision does not apply to Ultrapar given that none of our directors is currently an executive officer of the Company.

Committees

NYSE rules require that U.S. domestic listed companies have a nominating/corporate governance committee and a compensation committee composed entirely of independent directors and governed by a written charter addressing the committee’s purpose and responsibilities. Under the Brazilian Corporate Law, we are not required to have a nominating committee, a corporate governance committee or a compensation committee. Notwithstanding, our bylaws provides for a compensation and an audit committee, as ancillary bodies of the Board of Directors. As approved by the Annual and Extraordinary General Shareholders’ Meeting held on April 19, 2017, the denomination of the “compensation committee” was modified to “people and organization committee”. In addition, the composition of such committee was modified from three members – of the Board of Directors, two of which should be independent directors – to up to four members – of whom two shall be independent directors, and the others may or not be directors. See “Item 4.A. History and Development of the Company – New corporate governance structure”, “Item 6.C. Directors, Senior Management and Employees — Board Practices” and “Exhibit 1.1 — Bylaws of Ultrapar, dated as of April 19, 2017”.

Alexandre Gonçalves Silva, Lucio de Castro Andrade Filho, Nildemar Secches and Pedro Wongtschowski, who are also members of the Board of Directors elected on the Annual and Extraordinary General Shareholders Meeting held on April 2017 (being both Alexandre Gonçalves Silva and Nildemar Secches independent directors), are members of our people and organization committee. Their current term of office in such committee match with their term of office at the Board of Directors (until the annual general shareholders’ meeting held on April 2019.

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

In this sense, our Fiscal Council currently in office satisfies the requirements of Rule 10A–3(c)(3) of the Exchange Act. Our Fiscal Council consists of three members and their respective alternate members, and it is a separate corporate body independent from our management. The members of our Fiscal Council are elected by our shareholders at the annual general shareholders’ meeting for one-year term and are eligible for reelection. Under the Brazilian Corporate Law, individuals who are members of the Board of Directors or are executive officers or employees or spouses or relatives of any member of the Company’s management are not eligible to serve on the Fiscal Council.

Our Fiscal Council acts on a non-permanent basis. In addition, our bylaws establish an audit committee as an ancillary body of the Board of Directors. As determined by our bylaws, in the event the Fiscal Council is established as set forth in the Brazilian Corporate Law, the Fiscal Council shall operate as the audit committee exercising all the duties provided for in our bylaws as required of the audit committee, and with respect to its members, they shall be subjected to all the requirements and limitations provided for by the Brazilian Corporate Law. The audit committee will not operate in any fiscal year when a Fiscal Council is installed. See “Item 4.A. History and Development of the Company — New corporate governance structure” and “Exhibit 1.1 — Bylaws of Ultrapar, dated as of April 19, 2017”.

Additionally, according to the new Listing Rules for Novo Mercado, the companies listed in this segment will have until the annual shareholders’ meeting of 2021 to have an audit committee (statutory or non statutory) responsible for (i) issuing an opinion on the engagement or dismissal of independent outside auditors; (ii) appraising the company’s quarterly financial filings, interim financial statements, and annual financial statements; (iii) overseeing the activities of the company’s internal auditing and internal control departments; (iv) appraising and monitoring the company’s risk exposures; (v) appraising and monitoring the company’s internal policies, including its policy on related-party transactions, and recommending corrections or enhancements; and (vi) having the means to receive and treat information on non-compliance with the laws and regulations applicable to the company, and with its internal rules and codes, including provision for specific procedures to protect whistleblowers and assure the confidentiality of such information.

For more information, see “Item 6.C. Directors, Senior Management and Employees — Board Practices — Fiscal Council and Audit Committee Exemption” and “Exhibit 1.1 — Bylaws of Ultrapar, dated as of April 19, 2017.”

Shareholder Approval of Equity Compensation Plans

NYSE rules require that equity compensation plans for U.S. domestic listed companies be subject to shareholder approval, with limited exceptions. In November 2003, our shareholders approved the Deferred Stock Plan. In accordance with the Deferred Stock Plan, the Board of Directors determines the eligible participants and the number of shares to which each participant shall have rights. See “Item 6.B. Directors, Senior Management and Employees — Compensation.” At the annual general shareholders’ meeting held on April 19, 2017, our shareholders approved a new stock-based incentive plan for our employees and executives.

Corporate Governance Guidelines

NYSE rules require that U.S. domestic listed companies adopt and disclose corporate governance guidelines. We have adopted corporate governance guidelines set out by our Board of Directors or required by the Brazilian Corporate Law, the CVM and B3 and which we believe are consistent with best practices, such as the 100% tag along rights to all shareholders, the establishment and disclosure of a code of ethics, and the adoption of the Policy of Disclosure of Material Acts or Facts, which deals with the public disclosure of all relevant information and the trading of shares issued by Ultrapar as per CVM Instruction No. 358, and the adoption of Anti-Corruption and Relationship with Public Officers Policy.

Since June 28, 2011, we have been listed on the Novo Mercado segment of B3. According to the rules of Novo Mercado the minimum percentage of independent members of the Board of Directors is set at 20%, and as of the annual shareholders meeting to be held in 2021, also not less than two of its members, while a minimum of 30% is required in our bylaws.

Our bylaws also (i) establish a mandatory tender offer for 100% of the Company’s shareholders in the event a shareholder, or a group of shareholders acting in concert, acquire or become holder of 20% of the Company’s shares, excluding treasury shares, and (ii) create an audit and a people and organization committees, as ancillary bodies of the Board of Directors. Our bylaws do not establish any limitation on voting rights, special treatment to current shareholders, public tender offers for a price above that of the acquisition price of shares or any other poison pill provisions, thus assuring the effectiveness of a majority shareholders’ approval on all matters to be deliberated. See “Item 4.A. History and Development of the Company — New corporate governance structure” and “Exhibit 1.1 — Bylaws of Ultrapar, dated as of April 19, 2017”.

In addition, as mentioned above, on September 2017, new rules for Novo Mercado were approved by the CVM. Some of the modifications of the Novo Mercado Rules include: (i) obligations of setting up an audit committee (statutory or non statutory); (ii) structuring and disclosing a process of assessment of the Board of Directors, its committees and executive officers; (iii) elaboration and disclosure of a Code of Conduct, as well as of a Compensation Policy, a Nomination Policy for the Board of Directors, its Committees and Executive Officer, a Risk Management Policy; a Related Party Transaction Policy and Securities Trading Policy, all of them with minimum requirements. Companies listed in this segment will have until the General Shareholders Meeting of 2021 to fully comply with these new obligations.

Code of Business Conduct and Ethics

NYSE rules require that U.S. domestic listed companies adopt and disclose a code of business conduct and ethics for directors, officers and employees. In 2004, we established a code of ethics, which was amended on September 17, 2014 and on December 17, 2017. For the complete amended code of ethics please see our 6K furnished to the SEC on March 1, 2018. The main objectives of this code is (i) to reduce the subjectivity of personal interpretations of ethical principles; and (ii) to be a formal and institutional benchmark for the professional conduct of our employees, including the ethical handling of actual or apparent conflicts of interests, becoming a standard for the internal and external relationship of the Company with its stakeholders. See “Item 16.B. — Code of Ethics”.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this Item.

ITEM 18.	FINANCIAL STATEMENTS

We file the following consolidated financial statements together with the reports of independent registered public accountants firms, as part of this annual report:

ITEM 19.	EXHIBITS

We are filing the following documents as part of this Annual Report Form 20F:

1.1	Bylaws of Ultrapar, dated as of April 19, 2017 (incorporated by reference to Exhibit 1.1 to Form 20-F of Ultrapar Participações S.A. filed on April 28, 2017).

2.1	Shareholders’ Agreement dated March 22, 2000 (incorporated by reference to Exhibit 2.1 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).

2.2	Amendment dated as of March 31, 2006 to the Indenture dated as of December 20, 2005 (incorporated by reference to Exhibit 2.3 to Form 20-F of Ultrapar Participações S.A. filed on May 5, 2006).

2.3	Ipiranga Group Shareholders’ Agreement entered into by and among Ultrapar, Petrobras and Braskem, dated April 18, 2007 — English Translation (incorporated by reference to Exhibit 2.7 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).

2.4	RPR Shareholders Agreement entered into by and among Ultrapar, Petrobras and Braskem, dated April 18, 2007 — English Translation (incorporated by reference to Exhibit 2.8 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).

2.5	Ultrapar Participações S.A. 3rd Public Offering Indenture of Simple Debentures, Non-Convertible, Unsecured and Non-Preferred in a Single Series between Ultrapar Participações S.A. and Pentágono S/A DTVM, dated May 20, 2009 –English Summary (incorporated by reference to Exhibit 2.8 to Form 20-F of Ultrapar Participações S.A. filed on June 30, 2010).

2.6	First Amendment to Ultrapar Participações S.A. 3rd Public Offering Indenture of Simple Debentures, Non-Convertible, Unsecured and Non-Preferred in a Single Series between Ultrapar Participações S.A. and Pentágono S/A DTVM, dated June 3, 2009 — English Summary (incorporated by reference to Exhibit 2.9 to Form 20-F of Ultrapar Participações S.A. filed on June 30, 2010).

2.7	Second Amendment to Ultrapar Participações S.A. 3rd Public Offering Indenture of Simple Debentures, Non-Convertible, Unsecured and Non-Preferred in a Single Series between Ultrapar Participações, S.A. and Pentágono S/A DTVM, dated December 4, 2009 – English Summary (incorporated by reference to Exhibit 2.11 to Form 20-F of Ultrapar Participações S.A. filed on June 30, 2010).

2.8	Ultrapar Participações S.A. 4th Public Offering Indenture of Simple Debentures, Non-Convertible, Unsecured and Non-Preferred in a Single series between Ultrapar Participações S.A. and Pentágono S.A. DTVM, dated March 2, 2012 (incorporated by reference to Exhibit 2.13 to Form 20-F of Ultrapar Participações S.A. filed on April 30, 2012).

2.9	Rules of the Novo Mercado (English translation).

2.10	Ipiranga Produtos de Petróleo S.A. 1st Public Offering Indenture of Simple Debentures, Non-Convertible, Unsecured and Non-Preferred in a Single series between Ipiranga Produtos de Petróleo S.A. and Banco Bradesco BBI S.A. as lead manager and Banco Bradesco S.A. as co-manager, dated November 7, 2012 — English Summary (incorporated by reference to Exhibit 2.13 to Form 20-F of Ultrapar Participações S.A. filed on April 30, 2013).

2.11	2014 Ultra S.A. Shareholders’ Agreement dated February 24, 2014 (incorporated by reference to Item 2 of the report on Form 6-K furnished by Ultrapar Participações S.A. on February 25, 2014).

2.12	Ultrapar Participações S.A. 5th Public Offering Indenture of Simple, Non-Convertible into Shares, Single-Series, Unsecured Debentures, for Public Distribution with Restricted Placement Efforts between Ultrapar Participações S.A. and Pentágono S.A. DTVM, dated March 3, 2015 (incorporated by reference to Form 6-K of Ultrapar Participações S.A. filed on March 13, 2015).

4.1	Share Sale and Purchase Agreement related to the sale and purchase of the entire share capital of Shell Gás (LPG) Brasil S.A. (incorporated by reference to Exhibit 10.2 to Form F-1 of Ultrapar Participações S.A. filed on February 2, 2005).

4.2	Form of agreement between Ultragaz and independent dealers (incorporated by reference to Exhibit 10.4 to Form F-1 of Ultrapar Participações S.A. filed on February 2, 2005, as amended).

4.3	Take or pay agreement between Tequimar and CODEBA (incorporated by reference to Exhibit 10.5 to Form F-1 of Ultrapar Participações S.A. filed on February 2, 2005, as amended).

4.4	The Investment Agreement entered into by and among Ultrapar, Petrobras and Braskem dated March 18, 2007 — English translation, as amended by the Amendment to Investment Agreement entered into by and among Ultrapar, Petrobras and Braskem dated April 18, 2007 — English Summary (incorporated by reference to Exhibit 4.4 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).

4.5	Share Purchase Agreement entered into by and among Ultrapar, Petrobras, Braskem and the Key Shareholders of RPR, DPPI and CBPI, dated March 18, 2007 — English Summary (incorporated by reference to Exhibit 4.5 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).

4.6	Braskem/Petrobras Asset Security Agreement entered into by and among Ultrapar, Petrobras and Braskem, dated April 18, 2007 — English Summary (incorporated by reference to Exhibit 4.6 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).

4.7	Petrobras Asset Security Agreement entered into by and among Ultrapar, Petrobras and Braskem, dated April 18, 2007 — English Summary (incorporated by reference to Exhibit 4.7 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).

4.8	Ethylene Supply Agreement between Braskem S.A. and Oxiteno Nordeste S.A. Indústria e Comércio, dated June 13, 2008 — English Summary (incorporated by reference to Exhibit 4.8 to Form 20-F of Ultrapar Participações S.A. filed on June 30, 2010).

4.9	Fourth Amendment to the Ethylene Supply Agreement between Braskem S.A. and Oxiteno Nordeste S.A. Indústria e Comércio, dated January 1, 2013 — English Summary (incorporated by reference to Exhibit 4.9 to Form 20-F of Ultrapar Participações S.A. filed on April 30, 2013).

4.10	Share Purchase Agreement between Ultrapar Participações S.A.’s subsidiary Terminal Químico de Aratu S.A. and Unipar, dated June 6, 2008, including Amendment dated September 22, 2008 — English Summary (incorporated by reference to Exhibit 4.8 to From 20-F of Ultrapar Participações S.A. filed on June 29, 2009).

4.11	Ethylene Supply Agreement between Petroquímica União S.A. and Oxiteno S.A. Indústria e Comércio, dated August 1, 2008 — English Summary (incorporated by reference to Exhibit 4.10 to Form 20-F of Ultrapar Participações S.A. filed on June 30, 2010).

4.12	Securities Purchase Agreement entered into by and among Chevron, CBL, Galena and SBP, dated August 14, 2008 (incorporated by reference to Exhibit 4.9 to Form 20-F of Ultrapar Participações S.A. filed on June 29, 2009).

4.13	Revolving Line of Credit Agreement among Banco Nacional de Desenvolvimento Econômico e Social (BNDES), Companhia Brasileira de Petróleo Ipiranga, Companhia Ultragaz S/A, Oleoquímica Indústria e Comércio de Produtos Químicos Ltda, Oxiteno Nordeste S/A Indústria e Comércio, Tequimar — Terminal Químico de Aratu S/A, Tropical Transportes Ipiranga Ltda. and Ultrapar Participações S.A., dated December 16, 2008 — English Summary (incorporated by reference to Exhibit 4.12 to Form 20-F of Ultrapar Participações S.A. filed on June 30, 2010).

4.14	Amendment No. 1 to Securities Purchase Agreement entered into by and among Chevron, CBL, Galena and SBP, dated March 30, 2009 (incorporated by reference to Exhibit 4.10 to Form 20-F of Ultrapar Participações S.A. filed on June 29, 2009).

4.15	Line of Credit Agreements between Banco do Brasil S.A. and Ipiranga Produtos de Petróleo S.A., each dated June 16, 2010 — English Summary (incorporated by reference to Exhibit 4.14 to Form 20-F of Ultrapar Participações S.A. filed on June 30, 2010).

4.16	Amendment to the line of Credit Agreements between Banco do Brasil S.A. and Ipiranga Produtos de Petróleo S.A., each dated February 7, 2013 — English Summary (incorporated by reference to Exhibit 4.16 to Form 20-F of Ultrapar Participações S.A. filed on April 30, 2013).

4.17	Association and Other Covenants Agreement to effect the merger of shares (incorporação de ações) of Extrafarma with Ultrapar, dated September 30, 2013 — English Summary (incorporated by reference to Exhibit 4.17 to Form 20-F of Ultrapar Participações S.A. filed on April 30, 2014).

4.18	Protocol and Justification of Incorporação de Ações (merger of shares) issued by Imifarma Produtos Farmacêuticos e Cosméticos S.A. by Ultrapar Participações S.A., dated December 17, 2013 (incorporated by reference to the report on Form 6-K furnished by Ultrapar Participações S.A. filed on December 27, 2013, as amended).

6.1	Statement regarding computation of earnings per share (incorporated by reference to Note 29 to our consolidated financial statements included in this annual report).

8.1	List of subsidiaries of Ultrapar (incorporated by reference to Note 3 to our consolidated financial statements included in this annual report).

11.1	Code of Ethics, amended on March 1, 2018 (incorporated by reference to the report on Form 6-K furnished by Ultrapar Participações S.A. on March 1, 2018).

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Documentation with respect to our corporate restructuring of 2002 (incorporated by reference to the reports on Form 6-K, furnished on October 15, 2002, November 1, 2002 and December 6, 2002).

There are certain promissory notes and other instruments and agreements with respect to long-term debt of our Company omitted from the exhibits filed with or incorporated by reference into this annual report, none of which authorizes securities in a total amount that exceeds 10% of the total assets of our Company. See “Item 5.B. Operating and Financial Review and Prospect — Liquidity and Capital Resources — Indebtedness.” We hereby agree to furnish to the SEC copies of any such omitted promissory notes or other instruments or agreements as the Commission requests.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPAR PARTICIPAÇÕES S.A.

By:	/S/ FREDERICO PINHEIRO FLEURY CURADO
Name:	Frederico Pinheiro Fleury Curado
Title:	Chief Executive Officer

Date: April 6, 2018	By:	/S/ ANDRÉ PIRES DE OLIVEIRA DIAS
	Name:	André Pires de Oliveira Dias
	Title:	Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

Consolidated

Financial Statements

for the Year Ended

December 31, 2017 and

Report of Independent Registered

Public Accounting Firm

KPMG Auditores Independentes

Ultrapar Participações S.A. and Subsidiaries

Consolidated Financial Statements for the Year Ended December 31, 2017

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Ultrapar Participações S.A.

Opinions on the consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheet of Ultrapar Participações S.A. (the Company) as of December 31, 2017, the related consolidated income statement, comprehensive income, changes in shareholders’ equity and cash flows for the year ended December 31, 2017, and the related notes. We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year ended December 31, 2017, in conformity with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Company acquired Chevron Brasil Lubrificantes S.A. during 2017, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017, Chevron Brasil Lubrificantes S.A.’ internal control over financial reporting associated with total assets of R$ 793,910 and total revenues of R$ 830,515 included in the consolidated financial statements of the Company as of and for the year ended December 31, 2017. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Chevron Brasil Lubrificantes S.A.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s annual report on internal control over financial reporting appearing under Item 15 of the Company’s Annual Report on Form 20-F. Our responsibility is to express an opinion on the Company’s consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

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

/s/ KPMG Auditores Independentes

We have served as the Company’s auditor since 2017.

São Paulo – SP

April 06, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Ultrapar Participações S.A.

São Paulo—SP—Brazil

We have audited the accompanying consolidated balance sheet of Ultrapar Participações S.A. and subsidiaries (the “Company”) as of December 31, 2016, and the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flows for each of the two years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Ultrapar Participações S.A. and subsidiaries as of December 31, 2016, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards—IFRS, issued by the International Accounting Standards Board—IASB.

/s/    DELOITTE TOUCHE TOHMATSU

Auditores Independentes

São Paulo, Brazil

April 28, 2017

Ultrapar Participações S.A. and Subsidiaries

Balance Sheets

as of December 31, 2017 and 2016

(In thousands of Brazilian Reais)

Assets	Note	2017	2016
Current assets
Cash and cash equivalents	4	5,002,004	4,274,158
Financial investments and hedging instruments	4	1,283,498	1,412,587
Trade receivables and reseller financing, net	5	4,337,118	3,502,322
Inventories, net	6	3,491,879	2,761,207
Recoverable taxes, net	7	881,584	541,772
Dividends receivable		11,137	8,616
Other receivables		44,025	20,573
Trade receivables – insurer’s indemnification	33	—	366,678
Prepaid expenses, net	10	150,046	123,883

Total current assets		15,201,291	13,011,796
Non-current assets
Financial investments and hedging instruments	4	84,426	15,104
Trade receivables and reseller financing, net	5	329,991	227,085
Related parties	8.a	490	490
Deferred income and social contribution taxes	9.a	545,611	417,344
Recoverable taxes, net	7	313,242	182,617
Escrow deposits	20.a	822,660	778,770
Indemnity asset – business combination	20.c	202,352	—
Other receivables		7,918	2,678
Prepaid expenses, net	10	346,886	222,518

Total long term assets		2,653,576	1,846,606
Investments
In joint-ventures	11.a	122,061	116,142
In associates	11.b	25,341	22,731
Other		2,792	2,814
Property, plant, and equipment, net	12	6,607,788	5,787,982
Intangible assets, net	13	3,727,473	3,371,599

		10,485,455	9,301,268
Total non-current assets		13,139,031	11,147,874

Total assets		28,340,322	24,159,670

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Balance Sheets

as of December 31, 2017 and 2016

(In thousands of Brazilian Reais)

Liabilities	Note	2017	2016
Current liabilities
Loans and hedging instruments	14	1,819,766	1,821,398
Debentures	14.g	1,681,199	651,591
Finance leases	14.i	2,710	2,615
Trade payables	15	2,155,498	1,709,653
Salaries and related charges	16	388,118	362,718
Taxes payable	17	225,829	171,033
Dividends payable	23.h	338,845	320,883
Income and social contribution taxes payable		86,836	139,981
Post-employment benefits	18.b	30,059	24,940
Provision for asset retirement obligation	19	4,799	4,563
Provision for tax, civil, and labor risks	20.a	64,550	52,694
Trade payables – customers and third parties’ indemnification	33	72,216	99,863
Other payables		125,150	102,714
Deferred revenue	21	18,413	22,300

Total current liabilities		7,013,988	5,486,946
Non-current liabilities
Loans and hedging instruments	14	6,113,545	6,800,135
Debentures	14.g	3,927,569	2,095,290
Finance leases	14.i	45,805	46,101
Related parties	8.a	4,185	4,272
Deferred income and social contribution taxes	9.a	38,524	7,645
Post-employment benefits	18.b	207,464	119,811
Provision for asset retirement obligation	19	59,975	73,001
Provision for tax, civil, and labor risks	20.a; 20.c	861,246	727,088
Deferred revenue	21	12,896	12,510
Subscription warrants – indemnification	22	171,459	153,429
Other payables		162,834	74,884

Total non-current liabilities		11,605,502	10,114,166
Shareholders’ equity
Share capital	23.a; 23.f	5,171,752	3,838,686
Equity instrument granted	23.b	536	—
Capital reserve	23.d	549,778	552,038
Treasury shares	23.c	(482,260)	(483,879)
Revaluation reserve on subsidiaries	23.e	4,930	5,339
Profit reserves	23.f	3,760,079	4,466,392
Valuation adjustments	2.c; 2.o; 23.g	159,643	(23,987)
Cumulative translation adjustments	2.c; 2.r; 23.g	53,061	7,519
Additional dividends to the minimum mandatory dividends	23.h	163,742	165,515

Shareholders’ equity attributable to:
Shareholders of the Company		9,381,261	8,527,623
Non-controlling interests in subsidiaries		339,571	30,935

Total shareholders’ equity		9,720,832	8,558,558

Total liabilities and shareholders’ equity		28,340,322	24,159,670

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Income Statements

For the years ended December 31, 2017, 2016 and 2015

(In thousands of Brazilian Reais, except earnings per share)

	Note	2017	2016	2015
Net revenue from sales and services	24	80,007,422	77,352,955	75,655,274
Cost of products and services sold	25	(72,735,781)	(70,342,723)	(68,933,702)

Gross profit		7,271,641	7,010,232	6,721,572
Operating income (expenses)
Selling and marketing	25	(2,885,311)	(2,651,501)	(2,516,561)
General and administrative	25	(1,576,528)	(1,445,859)	(1,321,341)
Gain (loss) on disposal of property, plant and equipment and intangibles	26	(2,242)	(6,134)	27,276
Other operating income, net	27	59,360	198,972	50,584

Operating income before financial income (expenses) and share of profit (loss) of joint ventures and associates		2,866,920	3,105,710	2,961,530
Financial income	28	585,101	513,243	426,429
Financial expenses	28	(1,059,397)	(1,355,819)	(1,129,767)

Financial result, net		(474,296)	(842,576)	(703,338)
Share of profit (loss) of joint ventures and associates	11	20,673	7,476	(10,884)

Income before income and social contribution taxes		2,413,297	2,270,610	2,247,308

Income and social contribution taxes
Current	9.b; 9c	(922,458)	(800,497)	(719,523)
Deferred	9.b	83,029	100,505	(14,813)

		(839,429)	(699,992)	(734,336)
Net income for the year		1,573,868	1,570,618	1,512,972

Net income for the year attributable to:
Shareholders of the Company		1,574,306	1,561,585	1,503,466
Non-controlling interests in subsidiaries		(438)	9,033	9,506
Earnings per share (based on weighted average number of shares outstanding) – R$
Basic	29	2.9056	2.8844	2.7649
Diluted	29	2.8847	2.8626	2.7433

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of Comprehensive Income

For the years ended December 31, 2017, 2016 and 2015

(In thousands of Brazilian Reais)

	Note	2017	2016	2015
Net income for the year attributable to shareholders of the Company		1,574,306	1,561,585	1,503,466
Net income for the year attributable to non-controlling interests in subsidiaries		(438)	9,033	9,506

Net income for the year		1,573,868	1,570,618	1,512,972

Items that are subsequently reclassified to profit or loss:
Fair value adjustments of financial instruments of subsidiaries, net	2.c; 23.g	(4,016)	(33,653)	11,042
Fair value adjustments of financial instruments of joint ventures, net	2.c; 23.g	3,535	(1,014)	(3,309)
Cumulative translation adjustments, net of hedge of net investments in foreign operations and income and social contribution taxes	2.c; 2.r; 23.g	45,542	(59,406)	23,733
Items that are not subsequently reclassified to profit or loss:
Actuarial gains (losses) of post-employment benefits of subsidiaries, net	2.o; 23.g	(23,856)	(8,647)	4,071
Actuarial gains (losses) of post-employment benefits of joint ventures, net	2.o; 23.g	544	374	—

Total comprehensive income for the year		1,595,617	1,468,272	1,548,509

Total comprehensive income for the year attributable to shareholders of the Company		1,601,290	1,459,239	1,539,003
Total comprehensive income for the year attributable to non-controlling interest in subsidiaries		(5,673)	9,033	9,506

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of Changes in Shareholders’ Equity

For the years ended December 31, 2017, 2016 and 2015

(In thousands of Brazilian Reais)

					Profit reserves								Shareholders’ equity attributable to:
	Note	Share capital	Capital reserve	Revaluation reserve on subsidiaries	Legal reserve	Investments statutory reserve	Retention of profits	Valuation adjustments	Cumulative translation adjustments	Retained earnings	Treasury shares	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non-controlling interests in subsidiaries	Consolidated shareholders’ equity
Balance as of December, 31 2014		3,838,686	547,462	5,848	397,177	1,439,461	1,333,066	7,149	43,192	—	(103,018)	188,976	7,697,999	28,596	7,726,595
Net income for the year		—	—	—	—	—	—	—	—	1,503,466	—	—	1,503,466	9,506	1,512,972
Other comprehensive income:
Fair value adjustments of financial instruments, net of income taxes	2.c; 23.g	—	—	—	—	—	—	7,733	—	—	—	—	7,733	—	7,733
Actuarial gains of post-employment benefits, net of income taxes	2.o; 23.g	—	—	—	—	—	—	4,071	—	—	—	—	4,071	—	4,071
Currency translation of foreign subsidiaries, including the effect of net investments hedge	2.c; 2.r; 23.g	—	—	—	—	—	—	—	23,733	—	—	—	23,733	—	23,733

Total comprehensive income for the year		—	—	—	—	—	—	11,804	23,733	1,503,466	—	—	1,539,003	9,506	1,548,509
Acquisition of own shares to be held in treasury	23.c	—	(855)	—	—	—	—	—	—	—	(387,863)	—	(388,718)	—	(388,718)
Realization of revaluation reserve of subsidiaries	23.e	—	—	(258)	—	—	—	—	—	258	—	—	—	—	—
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	23.e	—	—	—	—	—	—	—	—	(120)	—	—	(120)	—	(120)
Transfer to investments reserve		—	—	—	—	138	—	—	—	(138)	—	—	—	—	—
Dividends attributable to non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	—	(2,757)	(2,757)
Acquisition of non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	—	(9)	(9)
Additional dividends attributable to non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	—	(6,248)	(6,248)
Approval of additional dividends by the Shareholders’ Meeting	23.h	—	—	—	—	—	—	—	—	—	—	(188,976)	(188,976)	—	(188,976)
Allocation of net income:
Legal reserve	23.f; 23.h	—	—	—	75,173	—	—	—	—	(75,173)	—	—	—	—	—
Interim dividends (R$ 0.80 per share of the Company)	23.h	—	—	—	—	—	—	—	—	(436,842)	—	—	(436,842)	—	(436,842)
Proposed dividends (R$ 0.80 per share of the Company)	23.h	—	—	—	—	—	—	—	—	(434,467)	—	157,162	(277,305)	—	(277,305)
Retention of profits	23.f; 23.h	—	—	—	—	556,984	—	—	—	(556,984)	—	—	—	—	—

Balance as of December, 31 2015		3,838,686	546,607	5,590	472,350	1,996,583	1,333,066	18,953	66,925	—	(490,881)	157,162	7,945,041	29,088	7,974,129

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of Changes in Shareholders’ Equity

For the years ended December 31, 2017, 2016 and 2015

(In thousands of Brazilian Reais)

						Profit reserve							Shareholders’ equity attributable to:
	Note	Share capital	Capital reserve	Treasury shares	Revaluation reserve on subsidiaries	Legal reserve	Investments statutory reserve	Retention of profits	Valuation adjustments	Cumulative translation adjustments	Retained earnings	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non-controlling interests in subsidiaries	Consolidated shareholders’ equity
Balance as of December 31, 2015		3,838,686	546,607	(490,881)	5,590	472,350	1,996,583	1,333,066	18,953	66,925	—	157,162	7,945,041	29,088	7,974,129
Net income for the year		—	—	—	—	—	—	—	—	—	1,561,585	—	1,561,585	9,033	1,570,618
Other comprehensive income:
Fair value adjustments of available for sale, net of income taxes	2.c; 23.g	—	—	—	—	—	—	—	(34,667)	—	—	—	(34,667)	—	(34,667)
Actuarial losses of post-employment benefits, net of income taxes	2.o; 23.g	—	—	—	—	—	—	—	(8,273)	—	—	—	(8,273)	—	(8,273)
Currency translation of foreign subsidiaries, including the effect of net investments hedge	2.c;2.r; 23.g	—	—	—	—	—	—	—	—	(59,406)	—	—	(59,406)	—	(59,406)

Total comprehensive income for the year		—	—	—	—	—	—	—	(42,940)	(59,406)	1,561,585	—	1,459,239	9,033	1,468,272
Sale of treasury shares	8.c; 23.c	—	5,431	7,002	—	—	—	—	—	—	—	—	12,433	—	12,433
Realization of revaluation reserve of subsidiaries	23.e	—	—	—	(251)	—	—	—	—	—	251	—	—	—	—
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	23.e	—	—	—	—	—	—	—	—	—	(42)	—	(42)	—	(42)
Expired dividends		—	—	—	—	—	—	—	—	—	9,868	—	9,868	—	9,868
Transfer to investments reserve		—	—	—	—	—	10,077	—	—	—	(10,077)	—	—	—	—
Additional dividends attributable to non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	—	(7,186)	(7,186)
Approval of additional dividends by the Shareholders’ Meeting	23.h	—	—	—	—	—	—	—	—	—	—	(157,162)	(157,162)	—	(157,162)
Allocation of net income:
Legal reserve	23.f;23.h	—	—	—	—	78,078	—	—	—	—	(78,078)	—	—	—	—
Interim dividends (R$ 0.80 per share of the Company)	23.h	—	—	—	—	—	—	—	—	—	(434,619)	—	(434,619)	—	(434,619)
Proposed dividends (R$ 0.87 per share of the Company)	23.h	—	—	—	—	—	—	—	—	—	(472,650)	165,515	(307,135)	—	(307,135)
Retention of profits	23.f;23.h	—	—	—	—	—	576,238	—	—	—	(576,238)	—	—	—	—

Balance as of December 31, 2016		3,838,686	552,038	(483,879)	5,339	550,428	2,582,898	1,333,066	(23,987)	7,519	—	165,515	8,527,623	30,935	8,558,558

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of Changes in Shareholders’ Equity

For the years ended December 31, 2017, 2016 and 2015

(In thousands of Brazilian Reais)

							Profit reserve							Shareholders’ equity attributable to:
	Note	Share capital	Equity instrument granted	Capital reserve	Treasury shares	Revaluation reserve on subsidiaries	Legal reserve	Investments statutory reserve	Retention of profits	Valuation adjustments	Cumulative translation adjustments	Retained earnings	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non-controlling interests in subsidiaries	Consolidated shareholders’ equity
Balance as of December 31, 2016		3,838,686	—	552,038	(483,879)	5,339	550,428	2,582,898	1,333,066	(23,987)	7,519	—	165,515	8,527,623	30,935	8,558,558
Net income for the year		—	—	—	—	—	—	—	—	—	—	1,574,306	—	1,574,306	(438)	1,573,868
Other comprehensive income:
Fair value adjustments of available for sale, net of income taxes	2.c; 23.g	—	—	—	—	—	—	—	—	(481)	—	—	—	(481)	—	(481)
Actuarial losses of post-employment benefits, net of income taxes	2.o; 23.g	—	—	—	—	—	—	—	—	(18,077)	—	—	—	(18,077)	(5,235)	(23,312)
Currency translation of foreign subsidiaries, including the effect of net investments hedge	2.c;2.r; 23.g	—	—	—	—	—	—	—	—	—	45,542	—	—	45,542	—	45,542

Total comprehensive income for the year		—	—	—	—	—	—	—	—	(18,558)	45,542	1,574,306	—	1,601,290	(5,673)	1,595,617
Capital increase with reserves	23.f	1,333,066	—	—	—	—	—	—	(1,333,066)	—	—	—	—	—	—	—
Equity instrument granted	23.b	—	536	—	—	—	—	—	—	—	—	—	—	536	—	536
Sale of treasury shares	8.c; 23.c	—	—	3,114	3,685	—	—	—	—	—	—	—	—	6,799	—	6,799
Purchase of treasury shares	8.c; 23.c	—	—	(5,374)	(2,066)	—	—	—	—	—	—	—	—	(7,440)	—	(7,440)
Realization of revaluation reserve of subsidiaries	23.e	—	—	—	—	(409)	—	—	—	—	—	409	—	—	—	—
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	23.e	—	—	—	—	—	—	—	—	—	—	(96)	—	(96)	—	(96)
Expired dividends		—	—	—	—	—	—	—	—	—	—	3,029	—	3,029	—	3,029
Transfer to investments reserve		—	—	—	—	—	—	3,342	—	—	—	(3,342)	—	—	—	—
Additional dividends attributable to non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	—	—	(8,730)	(8,730)
Approval of additional dividends by the Shareholders’ Meeting	23.h	—	—	—	—	—	—	—	—	—	—	—	(165,515)	(165,515)	—	(165,515)
Non-controlling interests added due to business combination	3.c	—	—	—	—	—	—	—	—	—	—	—	—	—	182,603	182,603
Non-controlling interests changes – CBLSA	3.c; 23.g	—	—	—	—	—	—	—	—	202,188	—	—	—	202,188	140,436	342,624
Allocation of net income:
Legal reserve	23.f;23.h	—	—	—	—	—	78,716	—	—	—	—	(78,716)	—	—	—	—
Interim dividends (R$ 0.85 per share of the Company)	23.h	—	—	—	—	—	—	—	—	—	—	(461,868)	—	(461,868)	—	(461,868)
Proposed dividends (R$ 0.90 per share of the Company)	23.h	—	—	—	—	—	—	—	—	—	—	(489,027)	163,742	(325,285)	—	(325,285)
Retention of profits	23.f;23.h	—	—	—	—	—	—	544,695	—	—	—	(544,695)	—	—	—	—

Balance as of December 31, 2017		5,171,752	536	549,778	(482,260)	4,930	629,144	3,130,935	—	159,643	53,061	—	163,742	9,381,261	339,571	9,720,832

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of Cash Flows – Indirect Method

For the years ended December 31, 2017, 2016 and 2015

(In thousands of Brazilian Reais)

	Note	2017	2016	2015
Cash flows from operating activities
Net income for the year		1,573,868	1,570,618	1,512,972
Adjustments to reconcile net income to cash provided by operating activities
Share of loss (profit) of joint ventures and associates	11	(20,673)	(7,476)	10,884
Depreciation and amortization	12; 13	1,175,951	1,103,538	1,002,647
PIS and COFINS credits on depreciation	12; 13	13,134	12,581	12,146
Asset retirement obligation	19	(15,432)	(2,785)	(3,949)
Interest, monetary, and foreign exchange rate variations		854,671	763,793	1,582,579
Deferred income and social contribution taxes	9.b	(83,029)	(100,505)	14,813
(Gain) loss on disposal of property, plant and equipment and intangibles	26	2,242	6,134	(27,276)
Other provisions and adjustments		(868)	(6,515)	13,313

		3,499,864	3,339,383	4,118,129
(Increase) decrease in current assets
Trade receivables	5	(665,145)	(326,695)	(615,381)
Inventories	6	(605,757)	(262,993)	(615,390)
Recoverable taxes	7	(334,217)	87,006	(60,141)
Dividends received from joint-ventures and associates		29,411	7,925	3,417
Insurance and other receivables		358,682	(309,725)	13,555
Prepaid expenses	10	(23,016)	(39,980)	(14,209)
Increase (decrease) in current liabilities
Trade payables	15	412,393	249,121	181,030
Salaries and related charges	16	7,149	(41,595)	109,734
Taxes payable	17	34,707	2,229	29,969
Income and social contribution taxes		783,663	567,286	504,495
Post-employment benefits	18.b	5,119	11,193	—
Provision for tax, civil, and labor risks	20.a	11,857	7,372	(18,847)
Insurance and other payables		(33,955)	56,811	29,235
Deferred revenue	21	(3,887)	(2,120)	970
(Increase) decrease in non-current assets
Trade receivables	5	(102,905)	(74,846)	(8,433)
Recoverable taxes	7	(130,200)	(47,168)	(60,045)
Escrow deposits		(39,795)	(37,935)	(44,000)
Other receivables		(4,356)	13,829	(10,675)
Prepaid expenses	10	(116,735)	(65,847)	(15,437)
Increase (decrease) in non-current liabilities
Post-employment benefits	18.b	13,209	(40)	10,868
Provision for tax, civil, and labor risks	20.a	(68,193)	42,428	61,388
Other payables		87,950	(19,255)	20,130
Deferred revenue	21	385	1,474	3,327
Income and social contribution taxes paid		(836,808)	(644,188)	(422,010)

Net cash provided by operating activities		2,279,420	2,513,670	3,201,679

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of Cash Flows – Indirect Method

For the years ended December 31, 2017, 2016 and 2015

(In thousands of Brazilian Reais)

	Note	2017	2016	2015
Cash flows from investing activities
Financial investments, net of redemptions		60,859	(163,625)	573,446
Acquisition of subsidiary, net of cash acquired	3.c	59,863	—	—
Acquisition of property, plant, and equipment	12	(1,262,558)	(1,015,199)	(803,503)
Acquisition of intangible assets	13	(801,971)	(651,171)	(609,600)
Capital increase in joint ventures	11.a	(16,000)	(47,281)	(41,080)
Proceeds from disposal of property, plant and equipment and intangibles	26	47,670	28,500	78,941

Net cash used in investing activities		(1,912,137)	(1,848,776)	(801,796)

Cash flows from financing activities
Loans and debentures
Proceeds	14	4,510,694	3,676,874	2,384,589
Repayments	14	(2,462,200)	(812,520)	(2,824,543)
Interest paid	14	(769,740)	(1,057,580)	(855,190)
Payments of financial lease	14.i	(5,191)	(5,016)	(5,174)
Dividends paid		(940,250)	(873,270)	(831,654)
Acquisition of non-controlling interests of subsidiaries		—	—	(9)
Acquisition of own shares to be held in treasury		—	—	(388,718)
Related parties	8.a	7,036	(100)	—

Net cash provided by (used in) financing activities		340,349	928,388	(2,520,699)

Effect of exchange rate changes on cash and cash equivalents in foreign currency		20,214	(22,017)	(3,660)

Increase (decrease) in cash and cash equivalents		727,846	1,571,265	(124,476)

Cash and cash equivalents at the beginning of the year	4	4,274,158	2,702,893	2,827,369
Cash and cash equivalents at the end of the year	4	5,002,004	4,274,158	2,702,893

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

For further detail on financial instruments of the Company and its subsidiaries, see Note 31.

d.    Trade Receivables

Trade receivables are recognized at the amount invoiced. An allowance for doubtful accounts is recorded based on estimated losses and is set at an amount deemed by management to be sufficient to cover any probable loss on realization of trade receivables (see Notes 5 and 31—Customer Credit Risk).

e.    Inventories

Inventories are stated at the lower of acquisition cost or net realizable value (see Note 6). The cost value of inventory is measured using the weighted average cost and includes the costs of acquisition and processing directly and indirectly related to the units produced based on the normal capacity of production. Estimates of net realizable value are based on the average selling prices at the end of the reporting period, net of applicable direct selling expenses. Subsequent events related to the fluctuation of prices and costs are also considered, if relevant. If net realizable values are below inventory costs, a provision corresponding to this difference is recognized. Provisions are also made for obsolescence of products, materials, or supplies that (i) do not meet its subsidiaries’ specifications, (ii) have exceeded their expiration date, or (iii) are considered slow-moving inventory. This classification is made by management with the support of its industrial and operations teams.

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

g.    Property, Plant, and Equipment

Property, plant, and equipment is recognized at acquisition or construction cost, including financial charges incurred on property, plant, and equipment under construction (see Note 12), as well as maintenance costs resulting from scheduled plant outages and estimated costs to remove, to decommission, or to restore assets (see Notes 2.m and 19), less accumulated depreciation and, when applicable, less provision for losses.

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

h.    Leases

•    Finance Leases

Certain lease contracts transfer substantially all the risks and benefits associated with the ownership of an asset to the subsidiaries. These contracts are characterized as finance leases, and assets thereunder are capitalized at lease commencement at their fair value or, if lower, present value of the minimum lease payments under the contracts. The items recognized as assets are depreciated and amortized using the lower of the straight-line method over the lower of the useful lives applicable to each group of assets or the contract terms, as mentioned in Notes 12 and 13. Financial charges under the finance lease contracts are allocated to profit or loss over the lease contract term, based on the amortized cost and the effective interest rate method of the related lease obligation (see Note 14.i).

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

i.    Intangible Assets

Intangible assets include assets acquired by the Company and its subsidiaries from third parties, according to the criteria below (see Note 13):

•	Goodwill is carried net of accumulated amortization as of December 31, 2008, when it ceased to be amortized. Goodwill generated since January 1, 2009 is shown as intangible assets corresponding to the positive difference between the amount paid or payable to the seller and the fair value of the identified assets and liabilities assumed of the acquired entity. Goodwill is tested annually for impairment. Goodwill is allocated to the business segments, which represent the lowest level that goodwill is monitored by the Company for impairment testing purposes (see Note 13.i).

•	Exclusive rights disbursements as provided in Ipiranga’s agreements with reseller service stations and major consumers are recognized as distribution rights when paid and amortized according to the conditions established in the agreements (see Note 13.v).

•	Other intangible assets acquired from third parties, such as software, technology, and commercial property rights, are measured at the total acquisition cost and amortized using straight-line method, over the periods mentioned in Note 13, taking into account their useful life, which is reviewed annually.

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

For purposes of disclosure, deferred tax assets were offset against the deferred tax liability, income tax and social contribution, in the same taxable entity and the same taxation authority.

m.    Provision for Asset Retirement Obligation – Fuel Tanks

The Company and its subsidiaries have the legal obligation to remove Ipiranga’s underground fuel tanks located at Ipiranga-branded service stations after a certain period. The estimated cost of the obligation to remove these fuel tanks is recognized as a liability when the tanks are installed. The estimated cost is recognized in property, plant, and equipment and depreciated over the respective useful lives of the tanks. The amounts recognized as a liability are monetarily restated using the National Consumer Price Index (“IPCA”) until the respective tank is removed (see Note 19). An increase in the estimated cost of the obligation to remove the tanks could result in negative impact in future results. The estimated removal cost is reviewed and updated annually or when there is significant change in its amount and change in the estimated costs are recognized in income statements when they become known.

n.    Provisions for Tax, Civil, and Labor Risks

A provision for tax, civil and labor risks is recognized for quantifiable risks, when the chance of loss is more-likely-than-not in the opinion of management and internal and external legal counsel, and the amounts are recognized based on the evaluation of the outcomes of the legal proceedings (see Note 20).

o.    Post-Employment Benefits

Post-employment benefits granted and to be granted to employees, retirees, and pensioners are based on an actuarial calculation prepared by an independent actuary and reviewed by management, using the projected unit credit method (see Note 18.b). The actuarial gains and losses are recognized in cumulative other comprehensive income in the “Valuation adjustments” and presented in the statement of shareholders’ equity.

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

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

q.    Foreign Currency Transactions

Foreign currency transactions carried out by the Company or its subsidiaries are remeasured into their functional currency at the exchange rate prevailing at the date of each transaction. Outstanding monetary assets and liabilities of the Company and its subsidiaries are translated using the exchange rate at the date of the reporting period. The effect of the difference between those exchange rates is recognized in profit or loss until the conclusion of each transaction.

r.    Basis for Translation of Financial Statements of Foreign Subsidiaries

Assets and liabilities of the foreign subsidiaries, denominated in currencies other than that of the Company (functional currency: Brazilian Real), which have administrative autonomy, are translated using the exchange rate at the end of the reporting year. Revenues and expenses are translated using the average exchange rate of each year and shareholders’ equity is translated at the historical exchange rate of each transaction affecting shareholders’ equity. Gains and losses resulting from changes in these foreign investments are directly recognized in shareholders’ equity in cumulative other comprehensive income in the “cumulative translation adjustments” and will be recognized in profit or loss if these investments are disposed of. The balance in cumulative other comprehensive income and presented in the shareholders’ equity as cumulative translation adjustments in 2017 was a gain of R$ 53,061 (gain of R$ 7,519 in 2016)—see Note 23.g—Cumulative Translation Adjustments.

The foreign subsidiaries with functional currency different from the Company and which have administrative autonomy are listed below:

Subsidiary	Functional currency	Location
Oxiteno México S.A. de C.V.	Mexican Peso	Mexico
Oxiteno Servicios Corporativos S.A. de C.V.	Mexican Peso	Mexico
Oxiteno Servicios Industriales de C.V.	Mexican Peso	Mexico
Oxiteno USA LLC	U.S. Dollar	United States
Oxiteno Uruguay S.A.(i)	U.S. Dollar	Uruguay
Oxiteno Andina, C.A.(ii)	Bolivar	Venezuela

(i)	The subsidiary Oxiteno Uruguay S.A. (“Oxiteno Uruguay”) determined its functional currency as the U.S. dollar (“US$”), as its inventory sales, purchases of raw material inputs, and financing activities are performed substantially in this currency.
(ii)	According the definition and general guidance of IAS 29, the characteristics of the economic environment of Venezuela indicate that this country is a hyperinflationary economy. As a result, the financial information of Oxiteno Andina, C.A. (“Oxiteno Andina”) was adjusted by the Venezuelan Consumer Price Index.

On May 19, 2017, the Venezuelan Central Bank issued Foreign Exchange Regulation No. 38, altering the Venezuelan foreign exchange markets and regulating the legally recognized types of exchange rates:

a)	DIPRO—Tipo de Cambio Protegido (Exchange Protected): Bolivar (“VEF”) is traded at an exchange rate of 9.975 VEF/US$ for purchase and 10.00 VEF/US$ for sale. This rate is applied to importation of essential goods (medicines and food) and raw materials and inputs related to the production of these sectors, which transactions are channeled through CENCOEX—Centro Nacional de Comercio Exterior en Venezuela;

b)	DICOM—Tipo de Cambio Complementario Flotante de Mercado Supplemental (Floating Market Exchange): Bolivar was traded at the variable exchange rate of 3,345.00 VEF/US$ for sale and 3,336.64 VEF/US$ for purchase in the last auction of 2017. This rate is applied to all unforeseen currency settlement transactions not expressly set forth in the Foreign Exchange Regulation, which transactions are processed through alternative currency markets.

Due to the political and economic situation in Venezuela, the Company’s management uses the DICOM exchange rate in the translation.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Assets and liabilities of the other foreign subsidiaries, which do not have administrative autonomy, are considered an extension of the activities of their parent company and are translated using the exchange rate at the end of the reporting period. Gains and losses resulting from changes in these foreign investments are directly recognized as financial income or loss. The gain recognized in income in 2017 amounted to R$ 7,368 (R$ 3,425 gain in 2016 and R$ 6,243 gain in 2015).

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

t.     Impairment of Assets

The Company and its subsidiaries review, every report period, the existence of any indication that an asset may be impaired and annually test intangible assets with indefinite useful life. If there is an indication, the Company and its subsidiaries estimate the recoverable amount of the asset. Assets that cannot be evaluated individually are grouped in the smallest group of assets that generate cash flow from continuous use and that are largely independent of cash flows of other assets (cash generating units “CGU”). The recoverable amount of assets or CGUs corresponds to the greater of their fair value net of applicable direct selling costs and their value in use.

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

No impairment was recognized in the present year (see Note 13.i) and for the year ended December 31, 2015. For the year ended December 31, 2016, the Company recognized an impairment loss in the amount of R$ 2,114, which correspond to R$ 1,695 related to goodwill and R$ 419 related to other intangible assets, from subsidiary Oxiteno Andina.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

u.    Adjustment to Present Value

The Company and its subsidiaries reviewed all items classified as non-current and, when relevant, current assets and liabilities. No recognition of present value adjustments that would have relevant effects were identified.

v.    Business Combination

A business combination is accounted applying the acquisition method. The cost of the acquisition is measured based on the consideration transferred and to be transferred, measured at fair value at the acquisition date. In a business combination, the assets acquired and liabilities assumed are measured in order to classify and allocate them accordingly to the contractual terms, economic circumstances and relevant conditions on the acquisition date. The non-controlling interest in the acquired is measured based on its interest in identifiable net assets acquired. Goodwill is measured as the excess of the consideration transferred and to be transferred over the fair value of net assets acquired (identifiable assets and liabilities assumed, net). After the initial recognition, goodwill is measured at cost less any accumulated impairment losses. For impairment testing purposes, goodwill is allocated to the Company’s operating segments. When the cost of the acquisition is lower than the fair value of net assets acquired, a gain is recognized directly in the income statement. Costs related to the acquisition are recorded in the income statement when incurred.

x.    Statements of Cash Flows Indirect Method

The Company and its subsidiaries prepared its consolidated statements of cash flows in accordance with IAS 7—Cash Flow Statement. The Company and its subsidiaries present the interest paid on loans and debentures in financing activities. The Company and its subsidiaries present financial investments on a net basis of interest income in the investment activities.

y.    Adoption of the Pronouncements Issued by the IASB

The following standards, amendments, and interpretations to IFRS were issued by the IASB which are effective as of December 31, 2017:

Effective date
• IAS 7 – Disclosure Initiative – Amendments to IAS 7: clarifications made by the IASB related to liabilities arising from financing activities (see Note 14.a).	2017
• IAS 12 – Recognition of Deferred Tax Assets for Unrealised Losses – Amendments to IAS 12: clarifications made by the IASB on the recognition of deferred tax assets on unrealised losses.	2017

The following standards, amendments, and interpretations to IFRS were issued by the IASB but are not yet effective and were not adopted as of December 31, 2017:

Effective date
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

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The Company and its subsidiaries did not adopt in advance these IFRS in their financial statements for the year ended December 31, 2017.

The Company and its subsidiaries disclosed the relevant information, known or reasonably estimated to the possible impacts on the adoption of IFRS 9 and 15 that were available in the preparation of these financial statements, and are subject to change until the first complete financial statements with the initial adoption are disclosed in 2018.

(1)	IFRS 9 adoption—Financial instruments:

a)	Classification and measurement of financial instruments:

The Company and its subsidiaries evaluated the classification and measurement of financial instruments and, based on its business model, preliminarily concluded that the most part of the financial investments will be classified as measured at fair value through other comprehensive income, except for funds that will be classified as measured at fair value through profit or loss and financial investments given as collateral for loans that will be classified as amortized cost.

The Company and its subsidiaries do not expect material impacts resulting from these changes.

b)	Expected credit losses

The Company and its subsidiaries assessed the expected credit losses on trade receivables, taking into account, at the initial recognition of the contract, the expected losses for the next 12 months and for the useful life of the contract when the deterioration or improvement of customers’ credit quality.

The Company and its subsidiaries evaluated the impact of this change and the previously amount indicates an additional allowance for doubtful accounts in the amount of R$ 173,314, which effect of R$ 121,563 recognized in the opening balance in the retained earnings. The deferred IRPJ and CSLL effect will be recognized on the amounts above.

c)	Derivative financial instruments

The Company and its subsidiaries have not identified impacts arising from this change and are evaluating the adoption of IFRS 9 or the permanence of the application of IAS 39.

The Company and its subsidiaries are evaluating the practical implementation from the initial adoption of IFRS 9 to conclude whether the retrospective or prospective adoption will be made.

(2)	IFRS 15 adoption—Revenue recognition from contracts with customers:

The Company and its subsidiaries evaluated all the stages for the recognition of their revenues from contracts with customers and based on their diagnosis did not identify material measurement impacts resulting from the adoption of this standard.

In relation to the presentation in the income statement, the Company and its subsidiaries evaluated that certain expenses that are currently been allocated as selling and marketing expenses, after the adoption of IFRS15, will be presented as a reduction of revenue, substantially the amortization expenses of exclusive contracts to operate Ipiranga service stations. In 2017 the amortization recognized as selling and marketing expenses was R$ 463,049.

The Company and its subsidiaries are evaluating the practical implementation of the initial adoption of IFRS 15 to conclude whether the retrospective or prospective adoption will be made.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes the estimate impacts of the IFRS 9 and 15 adoption:

As of December 31, 2017
Balance sheet	As disclosed	IFRS 9 (1) adoption	IFRS 15 (2) adoption	After adoption IFRS 9 and 15
Current assets	15,201,291	(173,314)	—	15,027,977
Non-current assets	13,139,031	—	—	13,139,031

Total assets	28,340,322	(173,314)	—	28,167,008

Current liabilities	7,013,988	—	—	7,013,988
Non-current liabilities	11,605,502	(58,927)	—	11,546,575
Shareholder’s equity	9,720,832	(114,387)	—	9,606,445

Total liabilities and shareholders’ equity	28,340,322	(173,314)	—	28,167,008

Income statements
Net revenue from sales and services	80,007,422	—	(463,049)	79,544,373
Cost of products and services sold	(72,735,781)	—	—	(72,735,781)
Selling and marketing expenses	(2,885,311)	(51,751)	463,049	(2,474,013)
General and administrative expenses	(1,576,528)	—	—	(1,576,528)
Financial result, net	(474,296)	—	—	(474,296)
Income tax and social contribution	(839,429)	17,595	—	(821,834)

Net income for the year	1,573,868	(34,156)	—	1,539,712

Earnings per share—basic	2.9056	(0.0630)	—	2.8426
Earnings per share—diluted	2.8847	(0.0626)	—	2.8221

In relation to leases—IFRS 16, the Company and its subsidiaries are quantifying the potential effects of this pronouncement, and it is expected to have a relevant impact on the recognition of the right of use and debt related to lease contracts of the land and building of service stations, drugstores and stores given the number of lease agreements the Company has in place. The Company is evaluating the transition options that it will apply upon the adoption of the new standard. See Note 32.c for additional information regarding Company’s lease agreements.

z.    Authorization for Issuance of the Financial Statements

These financial statements were authorized for issue by the Board of Officers on April 06, 2018.

3.	Principles of Consolidation, Investments in Subsidiaries and Unrealized Acquisition

a)	Principles of Consolidation

The consolidated financial statements were prepared following the basic principles of consolidation established by IFRS 10. Investments of one company in another, balances of asset and liability accounts, revenues transactions, costs and expenses were eliminated, as well as the effects of transactions conducted between the companies. Non-controlling interests in subsidiaries are presented within consolidated shareholders’ equity and net income.

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

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b)	Investments in Subsidiaries

The consolidated financial statements include the following direct and indirect subsidiaries:

			% interest in the share
			2017		2016
			Control		Control
	Location	Segment	Direct control	Indirect control	Direct control	Indirect control
Ipiranga Produtos de Petróleo S.A.	Brazil	Ipiranga	100	—	100	—
am/pm Comestíveis Ltda.	Brazil	Ipiranga	—	100	—	100
Centro de Conveniências Millennium Ltda.	Brazil	Ipiranga	—	100	—	100
Icorban—Correspondente Bancário Ltda.	Brazil	Ipiranga	—	100	—	100
Ipiranga Trading Limited	Virgin Islands	Ipiranga	—	100	—	100
Tropical Transportes Ipiranga Ltda.	Brazil	Ipiranga	—	100	—	100
Ipiranga Imobiliária Ltda.	Brazil	Ipiranga	—	100	—	100
Ipiranga Logística Ltda.	Brazil	Ipiranga	—	100	—	100
Oil Trading Importadora e Exportadora Ltda.	Brazil	Ipiranga	—	100	—	100
Chevron Brasil Lubrificantes S.A. (see Note 3.c)	Brazil	Ipiranga	—	56	—	—
Ipiranga Lubrificantes S.A. (see Note 3.c)	Brazil	Ipiranga	—	100	—	100
Integra Frotas Ltda.(1)	Brazil	Ipiranga	—	100	—	—
Companhia Ultragaz S.A.	Brazil	Ultragaz	—	99	—	99
Ultragaz Comercial Ltda.(2)	Brazil	Ultragaz	—	100	—	—
Bahiana Distribuidora de Gás Ltda.	Brazil	Ultragaz	—	100	—	100
Utingás Armazenadora S.A.	Brazil	Ultragaz	—	57	—	57
LPG International Inc.	Cayman Islands	Ultragaz	—	100	—	100
Imaven Imóveis Ltda.	Brazil	Others	—	100	—	100
Imifarma Produtos Farmacêuticos e Cosméticos S.A.	Brazil	Extrafarma	—	100	—	100
Oxiteno S.A. Indústria e Comércio	Brazil	Oxiteno	100	—	100	—
Oxiteno Nordeste S.A. Indústria e Comércio	Brazil	Oxiteno	—	99	—	99
Oxiteno Argentina Sociedad de Responsabilidad Ltda.	Argentina	Oxiteno	—	100	—	100
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Brazil	Oxiteno	—	100	—	100
Oxiteno Uruguay S.A.	Uruguay	Oxiteno	—	100	—	100
Barrington S.L.(3)	Spain	Oxiteno	—	—	—	100
Oxiteno México S.A. de C.V.	Mexico	Oxiteno	—	100	—	100
Oxiteno Servicios Corporativos S.A. de C.V.	Mexico	Oxiteno	—	100	—	100
Oxiteno Servicios Industriales S.A. de C.V.	Mexico	Oxiteno	—	100	—	100
Oxiteno USA LLC	United States	Oxiteno	—	100	—	100
Global Petroleum Products Trading Corp.	Virgin Islands	Oxiteno	—	100	—	100
Oxiteno Overseas Corp.(4)	Virgin Islands	Oxiteno	—	—	—	100
Oxiteno Andina, C.A.	Venezuela	Oxiteno	—	100	—	100
Oxiteno Europe SPRL	Belgium	Oxiteno	—	100	—	100
Oxiteno Colombia S.A.S	Colombia	Oxiteno	—	100	—	100
Oxiteno Shanghai LTD.	China	Oxiteno	—	100	—	100
Empresa Carioca de Produtos Químicos S.A.	Brazil	Oxiteno	—	100	—	100
Ultracargo—Operações Logísticas e Participações Ltda.	Brazil	Ultracargo	100	—	100	—
Terminal Químico de Aratu S.A.—Tequimar	Brazil	Ultracargo	—	99	—	99
Ultrapar International S.A.	Luxembourg	Others	100	—	100	—
SERMA—Ass. dos usuários equip. proc. de dados	Brazil	Others	—	100	—	100

The	percentages in the table above are rounded.
(1)	The main objective of Integra Frotas Ltda. is the management of fleets and fuel supplies.
(2)	Ultragaz Comercial Ltda. may concentrate some activities currently executed by its quotaholders.
(3)	In November 2017, in order to simplify the corporate structure, Barrington S.L. was liquidated.
(4)	In April 2017, in order to simplify the corporate structure, the Oxiteno Overseas Corp. was merged into Global Petroleum Products Trading Corporation (“GPPTC”).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

c)	Conclusion of the business combination with Chevron Brasil Lubrificantes S.A.

On August 4, 2016, the Company through its subsidiary Ipiranga Produtos de Petróleo S.A. (“IPP”) entered into an agreement with Chevron Brasil Lubrificantes Ltda. (“Chevron”) to create a new company in the lubricants market. Under this agreement, the company will be formed by Ipiranga’s and Chevron’s lubricants operations in Brazil. Ipiranga and Chevron will hold 56% and 44%, respectively, of the new company’s capital. On February 9, 2017, this transaction was approved without restrictions through an opinion issued by the General Superintendence (“SG”) of the Brazilian Antitrust Authority (“CADE”). The decision of the SG was published in the Brazilian Federal Official Gazette on February 10, 2017. On March 2, 2017, CADE issued a certificate approving the decision published on February 10, 2017. On August 1, 2017, IPP segregated the lubricants business to the subsidiary Ipiranga Lubrificantes S.A. (“IpiLubs”) and the operating contracts were signed. On December 1, 2017, the transaction was concluded, through the contribution of IpiLubs to Chevron Brasil Lubrificantes S.A. (“CBLSA”) and consequently IPP obtains direct control of CBLSA.

The Company is in the process of measuring the fair value of assets and liabilities acquired, and, consequently, the resulting goodwill. The purchase price allocation is preliminary as the Company is in the process of obtaining additional information regarding certain intangible assets and therefore the provisional amounts of these assets may increase which will lead to a decrease in goodwill. The Company, supported by a third party company specialized in valuations, estimated the preliminary amount for the purchase price allocation and calculated the temporary goodwill in the amount of R$ 123,673. The preliminary goodwill is based on the synergy between the lubricant operations of CBLSA and IpiLubs.

The table below summarizes the preliminary assets acquired and liabilities assumed as of the acquisition date, subject to the customary final adjustments of purchase price allocation and calculation of goodwill:

Current assets		Current liabilities
Cash and cash equivalents	73,316	Trade payables	33,453
Trade receivables	157,016	Salaries and related charges	18,251
Inventories	112,998	Taxes payable	20,089
Recoverable taxes	5,595	Other payables	28,743
Other receivables	15,497

	364,422		100,536

Non-current assets		Non-current liabilities
Related parties	7,077	Provision for tax, civil, and labor risks	202,352
Indemnity asset	202,352	Deferred income and social contribution taxes	3,300
Escrow deposits	4,095	Post-employment benefits	44,478
Other receivables	5,257
Property, plant, and equipment	172,526
Intangible assets	9,944

	401,251		250,130

Total assets acquired	765,673	Total liabilities assumed	350,666

Preliminary goodwill	123,673	Participation of non-controlling interests	182,603

Total assets acquired and preliminary goodwill	889,346	Preliminary consideration transferred	356,077

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The calculation of the provisional goodwill is shown below:

Temporary consideration transferred	356,077
Total assets acquired	765,673
(-) Total liabilities assumed	(350,666)
(-) Non-controlling interest	(182,603)

Temporary goodwill	123,673

For further details of property, plant, and equipment and intangible assets acquired, see Notes 12 and 13, respectively, and of provision for tax, civil, and labor risks, see Note 20.c.

The following summary presents the Company’s pro forma information for 2017, as if the acquisition had been completed at the beginning of this year. The pro forma information is only presented for comparative purposes and does not purport to be indicative of what would have occurred had the acquisition actually been made at such date, nor is it necessarily indicative of future operating results:

2017
Net revenue from sales and services	80,785,084
Operating income	2,834,636
Net income for the year	1,555,077
Earnings per share basic—whole R$ (see Note 29)	2.8709
Earnings per share diluted—whole R$ (see Note 29)	2.8503

d)	Unrealized Acquisition

On June 12, 2016, the Company through its subsidiary IPP entered into a sale and purchase agreement for the acquisition of 100% of Alesat Combustíveis S.A. (“ALE”) and the assets comprising its operations. The total transaction amount was R$ 2,168 million, which would be reduced by ALE’s net debt as of December 31, 2015 and is subject to working capital and net debt adjustments on the closing date of the transaction. On August 3, 2016, the Extraordinary General Shareholders’ Meeting (“EGM”) of Ultrapar approved the transaction. The closing of the acquisition was subject to certain usual conditions precedent in transactions of similar nature, mainly the approval by CADE. On August 2, 2017, the Court of Appeals of CADE voted the transaction and despite all the efforts endeavored by the applicants throughout the analysis of the Concentration Act and the negotiations conducted with the Court of Appeals, the Court blocked the transaction. The contract is automatically resolved without any penalty from either party.

On November 17, 2016, the Company through its subsidiary Companhia Ultragaz S.A. (“Cia. Ultragaz”), entered into a sale and purchase agreement for the acquisition of 100% of the capital stock of Liquigás Distribuidora S.A (“Liquigás”). The total transaction amount is R$ 2,665 million and will be adjusted by the Interbank Certificate of Deposit (“CDI”), between the execution date and transaction closing date. The amount will still be subject to adjustments related to the variations in Liquigás’ working capital and net debt between December 31, 2015 and the closing date of the transaction. On January 23, 2017, the EGM of Ultrapar approved the transaction. The closing of the acquisition were subject to certain usual conditions precedent in transactions of similar nature, mainly the approval by CADE. On February 28, 2018, the Court of Appeals of CADE voted the transaction and, despite all the efforts endeavored by the applicants throughout the analysis of the process and the negotiations conducted with the Court of Appeals, decided to reject the transaction with the majority of votes. Due to non-compliance of one of the precedent conditions to the consummation of the transaction, Cia. Ultragaz paid a fine of R$ 286,160 in favor of Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) on March 9, 2018.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

4.     Cash and Cash Equivalents and Financial Investments

Cash equivalents and financial investments, excluding cash and bank deposits, are substantially represented by investments: (i) in Brazil, in certificates of deposit of first-rate financial institutions linked to the CDI, in repurchase agreement and in short term investments funds, whose portfolio comprised exclusively of Brazilian Federal Government bonds; (ii) outside Brazil, in certificates of deposit of first-rate financial institutions and in short term investments funds, whose portfolio comprised of Federal Government bonds; and (iii) in currency and interest rate hedging instruments.

The financial assets were classified in Note 31, according to their characteristics and intention of the Company and its subsidiaries.

The balance of cash, cash equivalents and financial investments amounted to R$ 6,369,928 in 2017 (R$ 5,701,849 as of December 31, 2016) and are distributed as follows:

•	Cash and Cash Equivalents

Cash and cash equivalents are considered: (i) cash and bank deposits, and (ii) highly-liquid short-term investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value.

	2017	2016
Cash and bank deposits
In local currency	73,128	47,177
In foreign currency	74,798	66,141
Financial investments considered cash equivalents
In local currency
Fixed-income securities	4,821,605	3,837,807
In foreign currency
Fixed-income securities	32,473	323,033

Total cash and cash equivalents	5,002,004	4,274,158

•	Financial Investments

The financial investments of the Company and its subsidiaries, which are not classified as cash and cash equivalents, are distributed as follows:

	2017	2016
Financial investments
In local currency
Fixed-income securities and funds	1,153,040	1,174,458
In foreign currency
Fixed-income securities and funds	129,131	34,775
Currency and interest rate hedging instruments(a)	85,753	218,458

Total financial investments	1,367,924	1,427,691

Current	1,283,498	1,412,587
Non-current	84,426	15,104

(a)	Accumulated gains, net of income tax (see Note 31).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

5.     Trade Receivables and Reseller Financing

The composition of trade receivables and reseller financing is as follows:

	2017	2016
Domestic customers	4,057,752	3,315,783
Reseller financing – Ipiranga(i)	675,236	466,277
Foreign customers	229,701	180,679
(-) Allowance for doubtful accounts	(295,580)	(233,332)

Total	4,667,109	3,729,407

Current	4,337,118	3,502,322
Non-current	329,991	227,085

(i)	Reseller financing is provided for renovation and upgrading of service stations, purchase of products, and development of the automotive fuels and lubricants distribution market.

The breakdown of trade receivables, gross of allowance for doubtful accounts, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
2017	4,962,689	4,102,549	200,939	46,491	48,197	87,812	476,701
2016	3,962,739	3,326,934	167,790	44,152	23,738	60,150	339,975

Movements in the allowance for doubtful accounts are as follows:

Balance on 12/31/2014	178,444
Additions	44,380
Write-offs	(22,008)

Balance on 12/31/2015	200,816
Additions	48,402
Write-offs	(15,886)

Balance on 12/31/2016	233,332
Opening balance CBL S.A. (see Note 3.c)	6,733
Additions	66,427
Write-offs	(10,912)

Balance on 12/31/2017	295,580

For further information about allowance for doubtful accounts see Note 31 – Customer credit risk.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

6.     Inventories

The composition of inventories is as follows:

	2017			2016
	Cost	Provision for losses	Net balance	Cost	Provision for losses	Net balance
Fuels, lubricants and greases	1,622,054	(3,074)	1,618,980	1,317,042	(2,851)	1,314,191
Finished goods	485,407	(18,495)	466,912	425,335	(19,801)	405,534
Work in process	1,637	—	1,637	2,011	—	2,011
Raw materials	492,029	(1,835)	490,194	246,974	(1,147)	245,827
Liquefied petroleum gas (LPG)	102,031	(5,761)	96,270	71,466	(5,761)	65,705
Consumable materials and other items for resale	160,024	(5,380)	154,644	138,610	(7,619)	130,991
Pharmaceutical, hygiene, and beauty products	415,956	(2,447)	413,509	352,187	(9,985)	342,202
Purchase for future delivery(1)	222,808	—	222,808	228,871	—	228,871
Properties for resale	27,032	(107)	26,925	25,982	(107)	25,875

	3,528,978	(37,099)	3,491,879	2,808,478	(47,271)	2,761,207

(1)	Refers to ethanol, biodiesel and advance of fuels.

Movements in the provision for losses are as follows:

Balance on 12/31/2014	46,325
Additions to net realizable value adjustment	2,003
Reversals of obsolescence and other losses	(14,336)

Balance on 12/31/2015	33,992
Additions to net realizable value adjustment	12,393
Additions of obsolescence and other losses	886

Balance on 12/31/2016	47,271
Reversals to net realizable value adjustment	(6,713)
Reversals of obsolescence and other losses	(3,459)

Balance on 12/31/2017	37,099

The breakdown of provisions for losses related to inventories is shown in the table below:

	2017	2016
Net realizable value adjustment	19,817	26,530
Obsolescence and other losses	17,282	20,741

Total	37,099	47,271

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

7.     Recoverable Taxes

Recoverable taxes are substantially represented by credits of Tax on Goods and Services (“ICMS”, the Brazilian VAT), Contribution for Social Security Financing (COFINS), Social Integration Program (PIS), Income Tax (IRPJ), and Social Contribution (CSLL).

	2017	2016
ICMS	580,630	459,255
Provision for ICMS losses(1)	(72,076)	(68,683)
PIS and COFINS	348,333	109,552
IRPJ and CSLL	295,172	195,276
Value-Added Tax (IVA) of subsidiaries Oxiteno Mexico, Oxiteno Andina, Oxiteno Uruguay and Ultrapar International	27,180	22,121
Others	15,587	6,868

Total	1,194,826	724,389

Current	881,584	541,772
Non-current	313,242	182,617

(1)	The provision for ICMS losses relates to tax credits that the subsidiaries believe will not be utilized or offset in the future based on its estimates, and its movements are as follows:

Balance on 12/31/2014	67,657
Write-offs, additions and reversals, net	(2,766)

Balance on 12/31/2015	64,891
Additions, write-offs and reversals, net	3,792
Balance on 12/31/2016	68,683
Additions, write-offs and reversals, net	3,393

Balance on 12/31/2017	72,076

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

8.    Related Parties

a.    Related Parties

Balances and transactions between the Company and its subsidiaries have been eliminated in consolidation and are not disclosed in this note. The balances and transactions between the Company and its subsidiaries with other related parties are disclosed below:

	Loans		Commercial transactions
	Assets	Liabilities	Receivables(1)	Payables(1)
Oxicap Indústria de Gases Ltda.	—	—	—	1,489
Química da Bahia Indústria e Comércio S.A.	—	2,946	—	—
ConectCar Soluções de Mobilidade Eletrônica S.A.	—	—	1,067	31
Refinaria de Petróleo Riograndense S.A.	—	—	—	22,199
Others	490	1,239	—	—

Total in 2017	490	4,185	1,067	23,719

	Loans		Commercial transactions
	Assets	Liabilities	Receivables(1)	Payables(1)
Oxicap Indústria de Gases Ltda.	—	—	—	1,534
Química da Bahia Indústria e Comércio S.A.	—	2,946	—	—
ConectCar Soluções de Mobilidade Eletrônica S.A.	—	—	7,259	5,820
Refinaria de Petróleo Riograndense S.A.	—	—	—	18,186
Others	490	1,326	—	—

Total in 2016	490	4,272	7,259	25,540

(1)	Included in “trade receivables” and “trade payables,” respectively.

	Commercial transactions
	Sales and services	Purchases
Oxicap Indústria de Gases Ltda	6	18,108
Refinaria de Petróleo Riograndense S.A.	—	1,004,030
ConectCar Soluções de Mobilidade Eletrônica S.A.	7,239	859

Total in 2017	7,245	1,022,997

	Commercial transactions
	Sales and services	Purchases
Oxicap Indústria de Gases Ltda.	6	18,079
Refinaria de Petróleo Riograndense S.A.	—	958,007
ConectCar Soluções de Mobilidade Eletrônica S.A.	13,329	1,424

Total in 2016	13,335	977,510

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Commercial transactions
	Sales and services	Purchases
Oxicap Indústria de Gases Ltda.	6	12,353
Refinaria de Petróleo Riograndense S.A.	—	615,014
ConectCar Soluções de Mobilidade Eletrônica S.A.	18,205	—

Total in 2015	18,211	627,367

Purchase and sale transactions relate substantially to the purchase of raw materials, feedstock, transportation, and storage services based on similar market prices and terms with customers and suppliers with comparable operational performance. The above operations related to ConectCar Soluções de Mobilidade Eletrônica S.A. (“ConectCar”) refer to services provided. Borrowing agreements are for an indeterminate period and do not contain interest clauses. In the opinion of the Company and its subsidiaries’ management, transactions with related parties are not subject to credit risk, which is why no allowance for doubtful accounts or collateral is provided. Collateral provided by the Company in loans of subsidiaries and affiliates are mentioned in Note 14.k). Intercompany loans are contracted in light of temporary cash surpluses or deficits of the Company, its subsidiaries, and its associates.

b.    Key executives

The Company’s compensation strategy combines short and long-term elements, following the principles of alignment of interests and of maintaining a competitive compensation, and is aimed at retaining key officers and remunerating them adequately according to their attributed responsibilities and the value created to the Company and its shareholders.

Short-term compensation is comprised of: (a) fixed monthly compensation paid with the objective of rewarding the executive’s experience, responsibility, and his/her position’s complexity, and includes salary and benefits such as medical coverage, check-up, life insurance, and others; (b) variable compensation paid annually with the objective of aligning the executive’s and the Company’s objectives, which is linked to: (i) the business performance measured through its economic value creation and (ii) the fulfillment of individual annual goals that are based on the strategic plan and are focused on expansion and operational excellence projects, people development and market positioning, among others. In addition, the chief executive officer in office until October 2, 2017 was entitled to additional long term variable compensation, which was terminated with the succession of the chief executive officer announced by the Company in June, 2017. Further details about the Deferred Stock Plan are contained in Note 8.c) and about post-employment benefits in Note 18.b).

The Company and its subsidiaries recognized expenses for compensation of its key executives (Company’s directors and executive officers) as shown below:

	2017	2016	2015
Short-term compensation	45,477	40,306	37,759
Stock compensation	1,399	5,427	6,126
Post-employment benefits	1,096	3,336	2,936
Termination benefit	8,794	—	—
Long-term compensation	(6,459)	2,473	2,302

Total	50,307	51,542	49,123

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

c.     Deferred Stock Plan

On April 27, 2001, the Ordinary and Extraordinary General Shareholders’ Meeting (“OEGM”) approved a benefit plan to members of management and employees in executive positions in the Company and its subsidiaries. On November 26, 2003, the EGM approved certain amendments to the original plan of 2001 (the “Deferred Stock Plan”). In the Deferred Stock Plan, certain members of management of the Company and its subsidiaries have the usufruct of voting and economic rights of shares and the ownership of these shares is retained by the subsidiaries of the Company. The Deferred Stock Plan provides for the transfer of the ownership of the shares to those eligible members of management after five to seven years from the initial concession of the rights subject to uninterrupted employment of the participant during the period. The total number of shares to be used for the Deferred Stock Plan is subject to the availability in treasury of such shares. It is incumbent on Ultrapar’s executive officers to select the members of management eligible for the plan and propose the number of shares in each case for approval by the Board of Directors. The fair value of the awards were determined on the grant date based on the market value of the shares on the B3 S.A. – Brasil, Bolsa, Balcão (“B3”), the Brazilian Securities, Commodities and Futures Exchange and the amounts are amortized between five to seven years from the grant date.

The table below summarizes shares granted to the Company and its subsidiaries’ management:

Grant date	Balance of number of shares granted	Vesting period	Market price of shares on the grant date (in R$ per share)	Total grant costs, including taxes	Accumulated recognized grant costs	Accumulated unrecognized grant costs
March 13, 2017	100,000	2022 to 2024	67.99	9,378	(1,327)	8,051
March 4, 2016	190,000	2021 to 2023	65.43	17,147	(5,339)	11,808
December 9, 2014	570,000	2019 to 2021	50.64	39,814	(20,849)	18,965
March 5, 2014	83,400	2019 to 2021	52.15	5,999	(3,906)	2,093
November 7, 2012	199,998	2017 to 2019	42.90	18,309	(15,937)	2,372
December 14, 2011	40,000	2016 to 2018	31.85	5,272	(5,042)	230
November 10, 2010	—	2015 to 2017	26.78	9,602	(9,602)	—

	1,183,398			105,521	(62,002)	43,519

In 2017, the amortization in the amount of R$ 11,752 (R$ 18,372 in 2016 and R$ 16,935 in 2015) was recognized as a general and administrative expense.

The table below summarizes the changes of number of shares granted:

Balance on 12/31/2015	1,727,264
Shares granted on March 4, 2016	190,000
Shares vested and transferred	(417,192)

Balance on 12/31/2016	1,500,072
Shares granted on March 4, 2017	100,000
Forfeiture of granted shares due to termination of executive employment	(143,333)
Shares vested and transferred	(273,341)

Balance on 12/31/2017	1,183,398

In addition, on April 19, 2017, Ultrapar’s Shareholders approved a new incentive plan based on shares (“Plan”), which establishes the general terms and conditions for the concession of common shares issued by the Company and held in treasury, that may or may not involve the granting of usufruct of part of these shares for later transfer of the ownership of the shares, to directors or employees of the Company or its subsidiaries under its direct or indirect control.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Management may be appointed to participate in this new plan (statutory or designated, except members of the Board of Directors of the Company) or employees in executive positions of the Company or its subsidiaries under its direct or indirect control (“Participants”), subject to the provisions of each program. The Board of Directors or the Personnel and Organization Committee, appointed to advise them on the administration of the Plan (“Committee”), as the case may be, shall indicate, through the incentive programs in shares (“Program”), the Participants that will have the usufruct on the shares issued by the Company and the concession of shares issued by the Company. As a result of the Plan, common shares representing at most 1% of the Company’s share capital may be delivered to the Participants, which corresponds, at the date of approval of this Plan, to 5,564,051 common shares.

The Board of Directors approved the 1st Restricted stock program and the 1st Restricted stock and performance program, as follows:

Program	Grant date	Balance of number of shares granted	Vesting period	Market price of shares on the grant date (in R$ per share)	Total grant costs, including taxes	Accumulated recognized grant costs	Accumulated unrecognized grant costs
Restricted	October 1, 2017	120,000	2023	76.38	12,642	(527)	12,115
Restricted and Performance	November 8, 2017	46,270	2020 to 2022	76.38	5,901	(257)	5,644

		166,270			18,543	(784)	17,759

In 2017, a general and administrative expense in the amount of R$ 784 was recognized in relation to the Plan.

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

	2017	2016
Assets—Deferred income and social contribution taxes on:
Provision for impairment of assets	47,592	46,254
Provisions for tax, civil, and labor risks	145,767	163,096
Provision for post-employment benefits	81,199	54,185
Provision for differences between cash and accrual basis	40,755	18,452
Goodwill	14,234	17,823
Business combination – fiscal basis vs. accounting basis of goodwill	74,972	68,064
Provision for asset retirement obligation	19,111	23,419
Other provisions	146,002	136,463
Tax losses and negative basis for social contribution carryforwards (d)	201,471	78,682

Total	771,103	606,438

Offset the liabilities balance	(225,492)	(189,094)

Net balance of assets	545,611	417,344

Liabilities—Deferred income and social contribution taxes on:
Revaluation of property, plant, and equipment	2,109	2,640
Lease	3,361	3,899
Provision for differences between cash and accrual basis	44,440	59,264
Provision for goodwill/negative goodwill	131,811	74,895
Business combination – fair value of assets	45,414	46,202
Temporary differences of foreign subsidiaries	955	2,290
Other provisions	35,926	7,549

Total	264,016	196,739

Offset the assets balance	(225,492)	(189,094)

Net balance of liabilities	38,524	7,645

Changes in the net balance of deferred IRPJ and CSLL are as follows:

	2017	2016	2015
Initial balance	409,699	292,989	309,726
Deferred IRPJ and CSLL recognized in income of the year	83,029	100,505	(14,813)
Deferred IRPJ and CSLL recognized in other comprehensive income	13,389	18,938	(2,250)
Deferred IRPJ and CSLL recognized in business combination	(610)	—	—
Others	1,580	(2,733)	326

Final balance	507,087	409,699	292,989

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The estimated recovery of deferred tax assets relating to IRPJ and CSLL is stated as follows:

Up to 1 Year	207,210
From 1 to 2 Years	79,790
From 2 to 3 Years	139,314
From 3 to 5 Years	94,397
From 5 to 7 Years	194,627
From 7 to 10 Years	55,765

Total of deferred tax assets relating to IRPJ and CSLL	771,103

The technical study on Extrafarma’s projection of taxable profits for the realization of deferred tax assets was reviewed by the Fiscal Council on February 20, 2018 and approved by the Company’s Board of Directors on February 21, 2018, taking into account implementation of the actions proposed by the subsidiary’s management, among them, the operational restructuring and the expansion of stores.

b.     Reconciliation of Income and Social Contribution Taxes

IRPJ and CSLL are reconciled to the statutory tax rates as follows:

	2017	2016	2015
Income (loss) before taxes and share of profit (loss) of joint ventures, and associates	2,392,624	2,263,134	2,258,192
Statutory tax rates—%	34	34	34

Income and social contribution taxes at the statutory tax rates	(813,492)	(769,466)	(767,785)

Adjustments to the statutory income and social contribution taxes:
Nondeductible expenses (i)	(105,017)	(57,961)	(70,540)
Nontaxable revenues (ii)	19,084	7,561	3,753
Adjustment to estimated income (iii)	10,844	14,218	12,926
Interest on equity (iv)	(550)	(364)	—
Other adjustments	1,104	7,108	4,874

Income and social contribution taxes before tax incentives	(888,027)	(798,904)	(816,772)

Tax incentives—SUDENE	48,598	98,912	82,436

Income and social contribution taxes in the income statement	(839,429)	(699,992)	(734,336)

Current	(922,458)	(800,497)	(719,523)
Deferred	83,029	100,505	(14,813)
Effective IRPJ and CSLL rates -%	35.0	30.9	32.5

(i)	Nondeductible expenses consist of certain expenses that cannot be deducted for tax purposes under applicable tax legislation, such as expenses with fines, donations, gifts, losses of assets, negative effects of foreign subsidiaries and certain provisions;
(ii)	Nontaxable revenues consist of certain gains and income that are not taxable under applicable tax legislation, such as the reimbursement of taxes and the reversal of certain provisions;
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
(iv)	Interest on equity is an option foreseen in Brazilian corporate law to distribute profits to shareholders, calculated based on the long-term interest rate (“TJLP”), which does not affect the income statement, but is deductible for purposes of IRPJ and CSLL, being taxable to the beneficiary and deductible to the entity that pays.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

c.    Tax Incentives—SUDENE

The following subsidiaries are entitled to federal tax benefits providing for IRPJ reduction under the program for development of northeastern Brazil operated by the Superintendence for the Development of the Northeast (“SUDENE”):

Subsidiary	Units	Incentive—%	Expiration
Bahiana Distribuidora de Gás Ltda.	Aracaju base(1)	75	2017
	Suape base	75	2018
	Mataripe base	75	2024
	Caucaia base	75	2025
Terminal Químico de Aratu S.A. – Tequimar	Suape terminal	75	2020
	Aratu terminal	75	2022
	Itaqui terminal	75	2025
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Camaçari plant	75	2021
Oxiteno Nordeste S.A. Indústria e Comércio	Camaçari plant(2)	75	2026
Empresa Carioca de Produtos Químicos S.A.	Camaçari plant(3)	75	2026

(1)	In the first semester of 2018, the subsidiary will request to SUDENE the extension of the tax incentive for another 10 years.
(2)	On April 10, 2017 the subsidiary requested to SUDENE the extension of recognition of the tax incentive for another 10 years, due to modernizations realized in Camaçari plant. Due to modernizations on the plant, SUDENE approved the 75% income tax reduction until 2026 through an appraisal report issued on July 13, 2017. On August 21, 2017, the constitutive benefit appraisal report was forwarded to the Brazilian Federal Revenue Service (“RFB”) for approval within a term of 120 days. As a result of the expiration of the statutes of limitation for the RFB to approve the constitutive benefit appraisal report, the income tax reduction was recognized by the subsidiary in the income statement in 2017, in the total amount of R$ 34,547 with retroactive effect to January 2017.
(3)	On June 12, 2017 the subsidiary Empresa Carioca de Produtos Químicos S.A. (“EMCA”) filed a request at SUDENE requiring the 75% income tax reduction incentive for its Camaçari plant – Bahia, due to modernizations on the plant. SUDENE approved the 75% income tax reduction until 2026 through an appraisal report issued on August 29, 2017. On September 21, 2017, the constitutive benefit appraisal report was forwarded to the RFB for approval within a term of 120 days. As a result of the expiration of the statutes of limitation for the RFB to approve the constitutive benefit appraisal report, the income tax reduction was recognized by the subsidiary in the income statement in 2017, in the total amount of R$ 1,842 with retroactive effect to January 2017.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

On July 3, 2017, the subsidiary Bahiana Distribuidora de Gás Ltda. (“Bahiana”), filed a request at SUDENE requiring the 75% income tax reduction incentive, due to productive unit implementation for its Juazeiro plant – Bahia. SUDENE approved the incentive until 2026 through an appraisal report issued on November 7, 2017. The constitutive benefit appraisal report was forwarded to the RFB, on November 27, 2017, for approval within a term of 120 days.

d.    Income and Social Contribution Taxes Carryforwards

In 2017, certain subsidiaries of the Company had tax loss carryforwards related to income tax (IRPJ) of R$ 598,183 (R$ 236,956 in 2016) and negative basis of CSLL of R$ 576,949 (R$ 216,036 in 2016), whose compensations are limited to 30% of taxable income in a given tax year, which do not expire. Based on these values, the Company and its subsidiaries recognized deferred income and social contribution tax assets in the amount of R$ 201,471 in 2017 (R$ 78,682 in 2016).

10.    Prepaid expenses

	2017	2016
Rents(1)	329,421	196,944
Advertising and publicity	67,321	37,833
Deferred Stock Plan, net (see Note 8.c)	37,591	44,719
Insurance premiums	39,629	46,896
Software maintenance	8,237	12,478
Other prepaid expenses	14,733	7,531

	496,932	346,401

Current	150,046	123,883
Non-current	346,886	222,518

(1)	Refers substantially to the rental advance of service stations of IPP, which are subsequently subleased and operated by the resellers.

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

These investments are accounted for under the equity method of accounting based on their financial statements of 2017.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Balances and changes in joint ventures are as follows:

	Movements in investments
	União Vopak	RPR	ConectCar	Total
Balance on 12/31/2014	4,960	24,076	25,472	54,508
Capital increase	—	—	37,080	37,080
Advance for Future Capital Increase	—	—	4,000	4,000
Valuation adjustments	—	1,535	—	1,535
Share of profit (loss) of joint ventures	699	8,248	(23,234)	(14,287)
Dividends	(1,114)	(2,345)	—	(3,459)

Balance on 12/31/2015	4,545	31,514	43,318	79,377
Capital increase	—	—	47,281	47,281
Valuation adjustments	—	(2,935)	—	(2,935)
Dividends and interest on equity (gross)	—	(12,915)	—	(12,915)
Share of profit (loss) of joint ventures	(27)	29,745	(24,384)	5,334

Balance on 12/31/2016	4,518	45,409	66,215	116,142
Capital increase	—	—	16,000	16,000
Valuation adjustments	—	4,079	—	4,079
Dividends and interest on equity (gross)	—	(30,959)	—	(30,959)
Share of profit (loss) of joint ventures	1,578	36,210	(20,989)	16,799

Balance on 12/31/2017	6,096	54,739	61,226	122,061

The table below presents the full amounts of balance sheets and income statements of joint ventures:

	2017
	União Vopak	RPR	ConectCar
Current assets	7,110	389,022	90,242
Non-current assets	6,627	128,417	132,785
Current liabilities	1,210	297,762	100,564
Non-current liabilities	336	54,821	12
Shareholders’ equity	12,191	164,856	122,451
Net revenue from sales and services	15,260	5,067,950	33,935
Costs, operating expenses and income	(10,852)	(4,876,389)	(100,444)
Net financial income and income and social contribution taxes	(1,252)	(82,498)	24,530
Net income (loss)	3,156	109,063	(41,979)
Number of shares or units held	29,995	5,078,888	169,860,500
% of capital held	50	33	50

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

The investment of subsidiary Oxiteno S.A. in the associate Oxicap is accounted for under the equity method of accounting based on its financial information as of November 30, 2017, while the other associates are valued based on the financial statements as of 2017.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Balances and changes in associates are as follows:

	Movements in investments
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.	Total
Balance on 12/31/2014	6,212	3,090	3,676	165	—	13,143
Capital increase	—	10,368(1)	—	—	—	10,368
Dividends	(1,924)	(3,453)	—	—	—	(5,377)
Share of profit (loss) of associates	1,455	1,995	8	(55)	—	3,403

Balance on 12/31/2015	5,743	12,000	3,684	110	—	21,537
Dividends	(948)	—	—	—	—	(948)
Share of profit (loss) of associates	1,206	981	(6)	(39)	—	2,142
Balance on 12/31/2016	6,001	12,981	3,678	71	—	22,731

Dividends	(865)	—	—	—	(399)	(1,264)
Share of profit (loss) of associates	1,212	1,477	(60)	269	976	3,874

Balance on 12/31/2017	6,348	14,458	3,618	340	577	25,341

(1)	In 2015, Oxicap’s shareholders realized a capital increase and Oxiteno S.A. reduced its stake from 25% to 15% approximately.

The table below presents the full amounts of balance sheets and income statements of associates:

	2017
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Current assets	11,218	45,061	67	175	505
Non-current assets	16,464	74,612	10,278	1,695	2,821
Current liabilities	1,960	12,338	—	422	93
Non-current liabilities	332	7,920	3,110	427	1,500
Shareholders’ equity	25,390	99,424	7,235	1,021	1,733
Net revenue from sales and services	10,522	52,709	—	—	—
Costs, operating expenses and income	(5,649)	(40,769)	(90)	673	628
Net financial income and income and social contribution taxes	—	(2,144)	(31)	179	15
Net income (loss)	4,873	9,796	(121)	852	643
Number of shares or units held	20,124,996	1,987	1,493,120	3,000	1,384,308
% of capital held	25	15	50	33	33

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

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

12.	Property, Plant, and Equipment

Balances and changes in property, plant, and equipment are as follows:

	Weighted average useful life (years)	Balance on 12/31/2016	Additions	Depreciation	Transfer	Write-offs and disposals	Effect of foreign currency exchange rate variation	Opening balance CBLSA	Balance on 12/31/2017
Cost:
Land	—	520,575	4,319	—	16,039	(969)	4,574	34,636	579,174
Buildings	30	1,440,204	10,677	—	95,630	(12,409)	32,998	72,767	1,639,867
Leasehold improvements	9	796,521	13,819	—	116,698	(14,494)	11	—	912,555
Machinery and equipment	12	4,225,056	130,154	—	105,060	(16,069)	277,730	—	4,721,931
Automotive fuel/lubricant distribution equipment and facilities	13	2,429,079	131,134	—	78,568	(29,935)	—	112,229	2,721,075
LPG tanks and bottles	11	619,511	59,598	—	(1,149)	(34,263)	—	—	643,697
Vehicles	7	271,133	28,428	—	6,948	(21,055)	1,841	—	287,295
Furniture and utensils	9	204,550	35,078	—	10,775	(834)	10,756	6,169	266,494
Construction in progress	—	523,285	766,775	—	(386,198)	(4)	10,192	14,950	929,000
Advances to suppliers	—	96,423	61,536	—	(48,722)	—	2,930	—	112,167
Imports in progress	—	58	1,182	—	(450)	—	(4)	—	786
IT equipment	5	288,705	42,638	—	3,095	(1,081)	170	19,495	353,022

		11,415,100	1,285,338	—	(3,706)	(131,113)	341,198	260,246	13,167,063

Accumulated depreciation:
Buildings		(632,908)	—	(46,795)	130	5,535	(28,365)	(22,005)	(724,408)
Leasehold improvements		(412,449)	—	(71,660)	(166)	8,624	—	—	(475,651)
Machinery and equipment		(2,474,504)	—	(258,068)	(139)	10,174	(257,629)	—	(2,980,166)
Automotive fuel/lubricant distribution equipment and facilities		(1,383,069)	—	(144,884)	(29)	26,907	—	(44,731)	(1,545,806)
LPG tanks and bottles		(276,414)	—	(45,838)	130	16,157	—	—	(305,965)
Vehicles		(101,082)	—	(21,740)	80	12,365	(1,823)	—	(112,200)
Furniture and utensils		(120,747)	—	(15,128)	(9)	594	(9,275)	(4,010)	(148,575)
IT equipment		(220,421)	—	(24,481)	148	991	(121)	(16,975)	(260,859)

		(5,621,594)	—	(628,594)	145	81,347	(297,213)	(87,721)	(6,553,630)

Provision for losses:
Advances to suppliers		(83)	—	—	—	—	—	—	(83)
Land		(197)	(104)	—	—	197	—	—	(104)
Leasehold improvements		(560)	(10)	—	—	14	(8)	—	(564)
Machinery and equipment		(4,347)	(397)	—	—	45	(25)	—	(4,724)
Automotive fuel/lubricant distribution equipment and facilities		(336)	—	—	—	167	—	—	(169)
Furniture and utensils		(1)	—	—	—	—	—	—	(1)

		(5,524)	(511)	—	—	423	(33)	—	(5,645)

Net amount		5,787,982	1,284,827	(628,594)	(3,561)	(49,343)	43,952	172,525	6,607,788

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Weighted average useful life (years)	Balance on 12/31/2015	Additions	Depreciation	Transfer	Write- offs and disposals	Effect of foreign currency exchange rate variation	Balance on 12/31/2016
Cost:
Land	—	524,159	157	—	218	(202)	(3,757)	520,575
Buildings	30	1,382,603	11,597	—	68,989	(281)	(22,704)	1,440,204
Leasehold improvements	9	701,183	11,109	—	87,312	(3,078)	(5)	796,521
Machinery and equipment	13	3,991,839	117,157	—	164,883	(10,209)	(38,614)	4,225,056
Automotive fuel/lubricant distribution equipment and facilities	14	2,282,462	113,162	—	56,213	(22,758)	—	2,429,079
LPG tanks and bottles	11	541,351	107,582	—	1,435	(30,857)	—	619,511
Vehicles	7	258,776	25,882	—	5,559	(18,575)	(509)	271,133
Furniture and utensils	10	170,695	27,319	—	8,955	(1,315)	(1,104)	204,550
Construction in progress	—	437,533	487,651	—	(384,335)	(535)	(17,029)	523,285
Advances to suppliers	—	12,125	102,465	—	(13,781)	—	(4,386)	96,423
Imports in progress	—	1,201	8,007	—	(8,895)	—	(255)	58
IT equipment	5	260,685	27,574	—	3,448	(1,561)	(1,441)	288,705

		10,564,612	1,039,662	—	(9,999)	(89,371)	(89,804)	11,415,100

Accumulated depreciation:
Buildings		(591,831)	—	(43,778)	13	151	2,537	(632,908)
Leasehold improvements		(359,117)	—	(55,913)	339	2,235	7	(412,449)
Machinery and equipment		(2,241,244)	—	(242,419)	3,099	9,536	(3,476)	(2,474,504)
Automotive fuel/lubricant distribution equipment and facilities		(1,270,797)	—	(130,613)	—	18,341	—	(1,383,069)
LPG tanks and bottles		(249,234)	—	(40,941)	—	13,761	—	(276,414)
Vehicles		(92,457)	—	(19,991)	—	11,234	132	(101,082)
Furniture and utensils		(110,259)	—	(11,146)	5	868	(215)	(120,747)
IT equipment		(203,793)	—	(19,225)	(3)	1,488	1,112	(220,421)

		(5,118,732)	—	(564,026)	3,453	57,614	97	(5,621,594)

Provision for losses:
Advances to suppliers		(83)	—	—	—	—	—	(83)
Land		(197)	—	—	—	—	—	(197)
Leasehold improvements		(659)	(4)	—	—	—	103	(560)
Machinery and equipment		(4,739)	(281)	—	—	325	348	(4,347)
Automotive fuel/lubricant distribution equipment and facilities		(1,306)	—	—	—	970	—	(336)
Furniture and utensils		(1)	—	—	—	—	—	(1)

		(6,985)	(285)	—	—	1,295	451	(5,524)

Net amount		5,438,895	1,039,377	(564,026)	(6,546)	(30,462)	(89,256)	5,787,982

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Weighted average useful life (years)	Balance on 12/31/2014	Additions	Depreciation	Transfer	Write-offs and disposals	Effect of foreign currency exchange rate variation	Balance on 12/31/2015
Cost:
Land	—	476,107	45,843	—	3,077	(4,947)	4,079	524,159
Buildings	31	1,275,728	14,521	—	86,725	(4,060)	9,689	1,382,603
Leasehold improvements	11	631,342	17,825	—	55,615	(3,599)	—	701,183
Machinery and equipment	13	3,909,475	99,038	—	108,286	(12,300)	(112,660)	3,991,839
Automotive fuel/lubricant distribution equipment and facilities	14	2,096,563	121,746	—	81,386	(17,233)	—	2,282,462
LPG tanks and bottles	12	494,691	83,608	—	2,777	(39,725)	—	541,351
Vehicles	7	244,467	21,883	—	11,358	(18,341)	(591)	258,776
Furniture and utensils	9	156,115	14,198	—	4,888	(440)	(4,066)	170,695
Construction in progress	—	372,974	373,774	—	(337,967)	(2,550)	31,302	437,533
Advances to suppliers	—	19,527	10,685	—	(18,095)	—	8	12,125
Imports in progress	—	59	1,959	—	(817)	—	—	1,201
IT equipment	5	239,930	24,255	—	1,124	(4,810)	186	260,685

		9,916,978	829,335	—	(1,643)	(108,005)	(72,053)	10,564,612

Accumulated depreciation:
Buildings		(565,308)	—	(40,766)	15	1,919	12,309	(591,831)
Leasehold improvements		(313,647)	—	(48,132)	1	2,661	—	(359,117)
Machinery and equipment		(2,158,390)	—	(234,792)	(240)	9,005	143,173	(2,241,244)
Automotive fuel/lubricant distribution equipment and facilities		(1,164,074)	—	(116,010)	—	9,287	—	(1,270,797)
LPG tanks and bottles		(231,001)	—	(34,392)	(136)	16,295	—	(249,234)
Vehicles		(90,004)	—	(15,769)	369	12,126	821	(92,457)
Furniture and utensils		(105,483)	—	(10,050)	—	323	4,951	(110,259)
IT equipment		(189,859)	—	(16,872)	(7)	3,667	(722)	(203,793)

		(4,817,766)	—	(516,783)	2	55,283	160,532	(5,118,732)

Provision for losses:
Advances to suppliers		—	(83)	—	—	—	—	(83)
Land		(197)	—	—	—	—	—	(197)
Leasehold improvements		(462)	—	—	—	2	(199)	(659)
Machinery and equipment		(5,895)	(1,137)	—	—	2,964	(671)	(4,739)
Automotive fuel/lubricant distribution equipment and facilities		—	(1,342)	—	—	36	—	(1,306)
IT equipment		(683)	—			683	—	—
Furniture and utensils		(4)	(1)	—	—	4	—	(1)

		(7,241)	(2,563)	—	—	3,689	(870)	(6,985)

Net amount		5,091,971	826,772	(516,783)	(1,641)	(49,033)	87,609	5,438,895

Construction in progress relates substantially to expansions, renovations, construction and upgrade of industrial facilities, terminals, stores, service stations and distribution bases.

Advances to suppliers is related basically to manufacturing of assets for expansion of plants, terminals, stores, bases, and acquisition of real estate.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

13.	Intangible Assets

Balances and changes in intangible assets are as follows:

	Weighted average useful life (years)	Balance on 12/31/2016	Additions	Amortization	Transfer	Write- offs and disposals	Effect of foreign currency exchange rate variation	Opening balance CBLSA	Balance on 12/31/2017
Cost:
Goodwill(i)	—	1,454,484	—	—	—	—	—	123,673	1,578,157
Software(ii)	5	641,691	207,703	—	2,447	(1,193)	2,431	—	853,079
Technology(iii)	5	32,617	—	—	—	—	—	—	32,617
Commercial property rights(iv)	10	43,258	13,837	—	(68)	(1,958)	—	—	55,069
Distribution rights(v)	6	3,651,316	580,011	—	—	—	—	42,052	4,273,379
Brands(vi)	—	112,936	—	—	—	—	607	—	113,543
Others(vii)	4	39,172	420	—	—	—	922	—	40,514

		5,975,474	801,971	—	2,379	(3,151)	3,960	165,725	6,946,358

Accumulated amortization:
Software		(396,702)	—	(59,579)	(5)	1,191	(1,704)	—	(456,799)
Technology		(32,469)	—	(72)	—	—	—	—	(32,541)
Commercial property rights		(19,568)	—	(3,689)	8	1,957	—	—	(21,292)
Distribution rights		(2,131,826)	—	(500,488)	(12,635)	—	—	(32,108)	(2,677,057)
Others		(23,310)	—	(7,883)	—	—	(3)	—	(31,196)

		(2,603,875)	—	(571,711)	(12,632)	3,148	(1,707)	(32,108)	(3,218,885)

		3,371,599	801,971	(571,711)	(10,253)	(3)	2,253	133,617	3,727,473

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Weighted average useful life (years)	Balance on 12/31/2015	Additions	Amortization	Transfer	Write- offs and disposals	Effect of foreign currency exchange rate variation	Balance on 12/31/2016
Cost:
Goodwill(i)	—	1,456,179	—	—	—	(1,695)	—	1,454,484
Software(ii)	5	539,522	99,734		7,601	(7)	(5,159)	641,691
Technology(iii)	5	32,617	—	—	—	—	—	32,617
Commercial property rights(iv)	10	36,588	7,303	—		(633)	—	43,258
Distribution rights(v)	5	3,278,487	543,527	—	(170,698)	—	—	3,651,316
Brands(vi)	—	120,944	—	—	—	—	(8,008)	112,936
Others(vii)	4	46,951	607	—	(5,960)	(980)	(1,446)	39,172

		5,511,288	651,171	—	(169,057)	(3,315)	(14,613)	5,975,474

Accumulated amortization:
Software		(350,760)	—	(49,380)	(2)	7	3,433	(396,702)
Technology		(31,256)	—	(1,213)	—	—	—	(32,469)
Commercial property rights		(16,979)	—	(3,148)	—	559	—	(19,568)
Distribution rights		(1,802,989)	—	(493,348)	164,511	—	—	(2,131,826)
Others		(15,369)	—	(7,835)	(83)	—	(23)	(23,310)

		(2,217,353)	—	(554,924)	164,426	566	3,410	(2,603,875)

		3,293,935	651,171	(554,924)	(4,631)	(2,749)	(11,203)	3,371,599

	Weighted average useful life (years)	Balance on 12/31/2014	Additions	Amortization	Transfer	Write- offs and disposals	Effect of foreign currency exchange rate variation	Balance on 12/31/2015
Cost:
Goodwill(i)	—	1,456,179	—	—	—	—	—	1,456,179
Software(ii)	5	451,936	82,612	—	453	(59)	4,580	539,522
Technology(iii)	5	32,617	—	—	—	—	—	32,617
Commercial property rights(iv)	10	31,881	4,994	—	—	(287)	—	36,588
Distribution rights(v)	5	2,762,985	515,502	—	—	—	—	3,278,487
Brands(vi)	—	105,458	—	—	2	—	15,484	120,944
Others(vii)	4	38,606	6,492	—	(79)	—	1,932	46,951

		4,879,662	609,600	—	376	(346)	21,996	5,511,288

Accumulated amortization:
Software		(303,780)	—	(44,346)	—	59	(2,693)	(350,760)
Technology		(29,471)	—	(1,785)	—	—	—	(31,256)
Commercial property rights		(14,545)	—	(2,643)	—	209	—	(16,979)
Distribution rights		(1,366,128)	—	(433,869)	(2,992)	—	—	(1,802,989)
Others		(7,625)	—	(7,821)	96	—	(19)	(15,369)

		(1,721,549)	—	(490,464)	(2,896)	268	(2,712)	(2,217,353)

Net amount		3,158,113	609,600	(490,464)	(2,520)	(78)	19,284	3,293,935

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

i) The balance of the goodwill is tested annually for impairment and presents the following balances:

	Segment	2017	2016
Goodwill on the acquisition of:
Extrafarma	Extrafarma	661,553	661,553
Ipiranga	Ipiranga	276,724	276,724
União Terminais	Ultracargo	211,089	211,089
CBLSA	Ipiranga	123,673	—
Texaco	Ipiranga	177,759	177,759
Oxiteno Uruguay	Oxiteno	44,856	44,856
Temmar	Ultracargo	43,781	43,781
DNP	Ipiranga	24,736	24,736
Repsol	Ultragaz	13,403	13,403
Others	Oxiteno	583	583

		1,578,157	1,454,484

On December 31, 2017, the Company tested the balances of goodwill shown in the table above for impairment. The determination of value in use involves assumptions, judgments, and estimates of cash flows, such as growth rates of revenues, costs and expenses, estimates of investments and working capital, and discount rates. The assumptions about growth projections and future cash flows are based on the Company’s business plan of its operating segments, as well as comparable market data, and represent management’s best estimate of the economic conditions that will exist over the economic life of the various CGUs, to which goodwill is related. The main key-assumptions used by the Company to calculate the value in use are described below:

Period of evaluation: the evaluation of the value in use is calculated for a period of five years (except the Extrafarma segment), after which we calculate the perpetuity, considering the possibility of carrying the business on indefinitely. For the Extrafarma segment, a period of 10 years was used due to its expansion plan and considering a four-years period to maturity of new stores.

Discount and real growth rates: on December 31, 2017, the discount and real growth rates used to extrapolate the projections ranged from 9.6% to 12.7% and from 0% to 1% p.a., respectively, depending on the CGU analyzed. For the subsidiary Oxiteno Andina, due to the macroeconomic scenario in Venezuela, the discount rate used was 803.8%.

Revenue from sales and services, costs and expenses, and gross margin: for 2018, the budget prepared by management and approved by the Board of Directors was considered. In subsequent periods, the Company considers the forecast of the general inflation or price index predicted in the contracts.

Opening of new commercial points (investments): for 2018, the budget prepared by the management and approved by the Board of Directors was considered. In subsequent periods, the Company considers the expansion plans of each business unit, which also considers the commercial establishments closed in the previously years.

The goodwill impairment tests and net assets of the Company and its subsidiaries did not result in the recognition of impairment for the year ended December 31, 2017. The Company assessed a sensitivity analysis of discount and growth rate of perpetuity, due to their significant impact on cash flows and value in use. An increase of 0.5 percentage points in the discount rate or a decrease of 0.5 percentage points in the growth rate of the perpetuity of the cash flow of each business segment would not result in the recognition of impairment.

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

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

iv) Commercial property rights include those described below:

•	Subsidiary Terminal Químico de Aratu S.A. – Tequimar (“Tequimar”) has an agreement with CODEBA – Companhia das Docas do Estado da Bahia, which allows it to explore the area in which the Aratu Terminal is located for 20 years, renewable for a similar period. The price paid by Tequimar was R$ 12,000, which is being amortized from August 2002 to July 2042.

•	Subsidiary Tequimar has a lease contract for an area adjacent to the Port of Santos for 20 years from December 2002, renewable for a similar period, which allows the construction, operation, and use of a terminal for liquid bulk unloading, tank storage, handling, and distribution. The price paid by Tequimar was R$ 4,334, which is being amortized from August 2005 to December 2022.

•	Subsidiary Extrafarma pays key money to obtain certain commercial establishments to open drugstores which is stated at the cost of acquisition, amortized using the straight-line method, considering the lease contract terms. In the case of the closedown of stores, the residual amount is written off.

v) Distribution rights refer mainly to exclusive rights disbursements as provided in Ipiranga’s agreements with resellers and large customers. Exclusive rights disbursements are recognized when paid and recognized as selling expenses in the income statement according to the conditions established in the agreement which is reviewed as per the changes occurred in the agreements.

vi) Brands are represented by the acquisition cost of the ‘am/pm’ brand in Brazil and of the Extrafarma brand.

vii) Other intangibles refer mainly to the loyalty program “Clube Extrafarma”.

The amortization expenses were recognized in the financial statements as shown below:

	2017	2016	2015
Inventories and cost of products and services sold	29,344	14,593	11,522
Selling and marketing	484,609	492,973	436,253
General and administrative	57,758	47,358	42,689

	571,711	554,924	490,464

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

14.	Loans, Debentures, and Finance Leases

a.	Composition

Description	2017	2016	Index/Currency	Weighted average financial charges 12/31/2017 –% p.a.	Maturity
Foreign currency – denominated loans:
Notes in the foreign market (b)(*)	2,454,142	2,412,112	US$	+5.3	2026
Foreign loan (c.1)(*)	788,794	942,456	US$ + LIBOR (i)	+1.0	2018 to 2022
Foreign loan (c.1)(*)	298,927	332,650	US$ + LIBOR (i)	+1.9	2018
Foreign loan (c.2, c.3 and c.4)	259,015	486,451	US$	+2.2	2018
Financial institutions (e)	330,755	195,021	US$ + LIBOR (i)	+2.5	2019 to 2022
Financial institutions (e)	106,745	109,859	US$	+2.8	2018 to 2022
Financial institutions (e)	27,048	24,586	MX$ (ii)	+8.5	2018
Foreign currency advances delivered	26,080	32,582	US$	+2.2	< 54 days
Advances on foreign exchange contracts	44,515	111,066	US$	+2.4	< 92 days
BNDES (d)	4,460	7,137	US$	+6.4	2018 to 2020
Financial institutions (e)	3,382	9,569	MX$ + TIIE (ii)	+1.5	2018
Financial institutions (e)	593	435	Bs$ (vii)	+24.0	2018

Subtotal foreign currency	4,344,456	4,663,924

Brazilian Reais – denominated loans:
Debentures—Ipiranga (g.1, g.2, g.4 and g.6)	2,836,741	1,914,498	CDI	105.8	2018 to 2022
Banco do Brasil – floating rate (f)	2,794,272	2,956,547	CDI	107.3	2018 to 2021
Debentures—5th issuance (g.3)	817,654	832,383	CDI	108.3	2018
Debentures – CRA (g.5)	1,380,852	—	CDI	95.0	2022
Debentures – CRA (g.5)(*)	554,402	—	IPCA	+4.6	2024
BNDES (d)	206,423	307,593	TJLP (iii)	+2.4	2018 to 2023
Export Credit Note – floating rate (h)	157,749	158,753	CDI	101.5	2018
BNDES (d)	69,422	71,430	SELIC (vi)	+2.3	2018 to 2023
BNDES EXIM	62,754	62,084	TJLP (iii)	+3.5	2018
Finance leases (i)	48,515	48,566	IGP-M (v)	+5.6	2018 to 2031
FINEP	35,611	48,667	R$	+4.0	2018 to 2022
FINEP	32,682	34,613	TJLP (iii)	+1.0	2018 to 2023
Banco do Nordeste do Brasil	28,136	47,120	R$	+8.5	2018 to 2021
BNDES EXIM	30,850	28,056	SELIC (vi)	+3.9	2018
BNDES (d)	26,270	40,309	R$	+5.6	2018 to 2022
FINAME	56	80	TJLP (iii)	+5.7	2018 to 2022
Fixed finance leases (i)	—	41
Floating finance leases (i)	—	109

Subtotal Brazilian Reais	9,082,389	6,550,849

Total foreign currency and Brazilian Reais	13,426,845	11,214,773
Currency and interest rate hedging instruments(**)	163,749	202,357

Total	13,590,594	11,417,130

Current	3,503,675	2,475,604
Non-current	10,086,919	8,941,526

(*)	These transactions were designated for hedge accounting (see Note 31 – Hedge Accounting).
(**)	Accumulated losses (see Note 31).
(i)	LIBOR = London Interbank Offered Rate.
(ii)	MX$ = Mexican Peso; TIIE = the Mexican interbank balance interest rate.
(iii)	TJLP (Long-term Interest Rate) = set by the National Monetary Council, TJLP is the basic financing cost of Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”), the Brazilian Development Bank. On December 31, 2017, TJLP was fixed at 7.0% p.a.
(iv)	Contract linked to the rate of FNE (Northeast Constitutional Financing Fund) fund whose purpose is to promote the development of the industrial sector, managed by Banco do Nordeste do Brasil. On December 31, 2017, the FNE interest rate was 10% p.a. FNE grants a discount of 15% on the interest rate for timely payments.
(v)	IGP-M = General Market Price Index is a measure of Brazilian inflation, calculated by the Getúlio Vargas Foundation.
(vi)	SELIC = basic interest rate set by the Brazilian Central Bank.
(vii)	Bs$ = Bolívar.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The changes in loans, debentures and finance leases are shown below:

Balance on 12/31/2016	11,214,773
New loans and debentures with cash effect	4,510,694
Interest accrued	925,421
Principal payment and financial leases	(2,467,391)
Interest payment	(769,740)
Monetary variation	37,937
Change in fair value	(24,849)

Balance on 12/31/2017	13,426,845

The long-term consolidated debt had the following principal maturity schedule:

	2017	2016
From 1 to 2 years	1,826,907	3,203,383
From 2 to 3 years	894,640	1,699,009
From 3 to 4 years	1,302,450	693,993
From 4 to 5 years	3,016,406	554,162
More than 5 years	3,046,516	2,790,979

	10,086,919	8,941,526

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

On October 6, 2016, the subsidiary Ultrapar International S.A. (“Ultrapar International”) issued US$ 750 million in notes in the foreign market, maturing in October 2026, with interest rate of 5.25% p. a., paid semiannually. The issue price was 98.097% of the face value of the note. The notes were guaranteed by the Company and its subsidiary IPP. The Company has designated hedge relationships for this transaction (see Note 31 – Hedge accounting: cash flow hedge and net investment hedge in foreign entities).

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

1) The subsidiary IPP has foreign loans in the amount of US$ 320 million. IPP also contracted hedging instruments with floating interest rate in U.S. dollar and exchange rate variation, changing the foreign loans charges, on average, to 102.9% of CDI (see Note 31). IPP designated these hedging instruments as a fair value hedge; therefore, loans and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss. The foreign loans are secured by the Company.

The foreign loans have the maturity distributed as follows:

Maturity	US$(million)	Cost in % of CDI
Jul/18	60.0	103.0
Sep/18	80.0	101.5
Nov/18	80.0	101.4
Jun/22	100.0	105.0

Total / average cost	320.0	102.9

2) The subsidiary LPG International Inc. has a foreign loan in the amount of US$ 30 million with maturity in December 2018 and interest rate of LIBOR + 1.85% p.a., paid quarterly. The foreign loan is guaranteed by the Company and its subsidiary IPP.

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

The Company complies with the levels of covenants required by these loans. The restrictions imposed on the Company and its subsidiaries are usual for this type of transaction and have not limited their ability to conduct their business to date.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

3) The subsidiary GPPTC had a foreign loan in the amount of US$ 12 million with maturity in December 2018 and interest rate of LIBOR + 1.85% p.a., paid quarterly. The foreign loan was guaranteed by the Company and its subsidiary IPP. The subsidiary settled the loan in advance in December 2017.

4) The subsidiary GPPTC has a foreign loan in the amount of US$ 60 million with maturity on June 22, 2020 and interest of LIBOR + 2.0% p.a., paid quarterly. The Company, through the subsidiary Cia. Ultragaz, contracted hedging instruments subject to floating interest rates in dollar and exchange rate variation, changing the foreign loan charge to 105.9% of CDI. The foreign loan is guaranteed by the Company and its subsidiary Oxiteno Nordeste.

d.	BNDES

The subsidiaries have financing from BNDES for some of their investments and for working capital.

During the term of these agreements, the Company must maintain the following capitalization and current liquidity levels, as determined in the annual consolidated audited balance sheet:

•	Capitalization level: shareholders’ equity / total assets equal to or above 0.3; and

•	Current liquidity level: current assets / current liabilities equal to or above 1.3.

The Company complies with the levels of covenants required by these loans. The restrictions imposed on the Company and its subsidiaries are usual for this type of transaction and have not limited their ability to conduct their business to date.

e.	Financial Institutions

The subsidiaries Oxiteno Mexico S.A. de C.V., Oxiteno USA LLC (“Oxiteno USA”), Oxiteno Uruguay and Oxiteno Andina have loans to finance investments and working capital.

The subsidiary Oxiteno USA has a loan agreement in the amount of US$40 million, due in February 2021 and bearing interest of LIBOR + 3% p.a., paid quarterly. The loan is guaranteed by the Company and the subsidiary Oxiteno Nordeste and the proceeds of this loan are being used to fund the construction of a new alkoxylation plant in the state of Texas.

The subsidiary Oxiteno USA has a loan in the notional amount of US$20 million, due in September 2020, with interest of LIBOR + 3% p.a., paid quarterly. The loan is guaranteed by the Company and the subsidiary Oxiteno S.A.

In October 2017, the subsidiary Oxiteno USA contracted a loan agreement in the amount of US$ 40 million, due in October 2022 and bearing interest of LIBOR + 1.73% pa, paid quarterly. The proceeds of this loan are being used to fund the construction of a new alkoxylation plant in the state of Texas. The loan is guaranteed by the Company.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

f.    Banco do Brasil

The subsidiary IPP has floating interest rate loans with Banco do Brasil to finance the marketing, processing, or manufacturing of agricultural goods (ethanol).

These loans mature, as follows (accrued interest until December 31, 2017):

Maturity
2018-Jan	172,798
2018-Apr	100,571
2019-Feb	168,392
2019-May	1,338,979
2020-May	337,844
2021-May	337,844
2022-May	337,844

Total	2,794,272

g.	Debentures

1)	In December 2012, the subsidiary IPP made its first issuance of public debentures, in a single series of 60,000 simple, nominative, registered debentures, nonconvertible into shares and unsecured, which main characteristics are as follows:

Face value unit:	R$10,000.00
Final maturity:	November 16, 2017
Payment of the face value:	Lump sum at final maturity
Interest:	107.9% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

The debentures were settled by the Company on the maturity date.

2)	In January 2014, the subsidiary IPP made its second issuance of public debentures, in a single series of 80,000 simple, nominative, registered debentures, nonconvertible into shares and unsecured, which main characteristics are as follows:

Face value unit:	R$10,000.00
Final maturity:	December 20, 2018
Payment of the face value:	Lump sum at final maturity
Interest:	107.9% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

3)	In March 2015, the Company made its fifth issuance of debentures, in a single series of 80,000 simple, nonconvertible into shares, unsecured debentures, which main characteristics are as follows:

Face value unit:	R$10,000.00
Final maturity:	March 16, 2018
Payment of the face value:	Lump sum at final maturity
Interest:	108.25% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

4)	In May 2016, the subsidiary IPP made its fourth issuance of public debentures, in one single series of 500 simple, nominative, registered debentures, nonconvertible into shares and unsecured, which main characteristics are as follows:

Face value unit:	R$1,000,000.00
Final maturity:	May 25, 2021
Payment of the face value:	Annual as from May 2019
Interest:	105.0% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

5)	In April 2017, the subsidiary IPP carried out its fifth issuance of debentures, in two single series of 660,139 and 352,361, simple, nonconvertible into shares, nominative, book-entry and unsecured debentures. The debentures have been subscribed by Eco Consult – Consultoria de Operações Financeiras Agropecuárias Ltda. The proceeds from this issuance has been used exclusively for the purchase of ethanol.

The debentures were later assigned and transferred to Eco Securitizadora de Direitos Creditórios do Agronegócio S.A. that acquired these agribusiness credit rights with the purpose to bind the issuance of Certificates of Agribusiness Receivables (CRA). The debentures have an additional guarantee from Ultrapar and the main characteristics of the debentures are as follows:

Face value unit:	R$1,000.00
Final maturity:	April 18, 2022
Payment of the face value:	Lump sum at final maturity
Interest:	95% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

Face value unit:	R$1,000.00
Final maturity:	April 15, 2024
Payment of the face value:	Lump sum at final maturity
Interest:	IPCA + 4.7%
Payment of interest:	Annually
Reprice:	Not applicable

The subsidiary IPP contracted hedging instruments subjected to IPCA variation, changing the debentures charges linked to IPCA to 93.9% of CDI. IPP designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss.

6)	In July 2017, the subsidiary IPP made its sixth issuance of public debentures, in one single series of 1,500,000 simple, nonconvertible into shares and unsecured debentures, which main characteristics are as follows:

Face value unit:	R$1,000.00
Final maturity:	July 28, 2022
Payment of the face value:	Annual as from July 2021
Interest:	105.0% of CDI
Payment of interest:	Annually
Reprice:	Not applicable

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

7)	In October 2017, the subsidiary IPP carried out its seventh issuance of debentures in the amount of R$ 944,077, in two single series of 730,384 and 213,693, simple, nonconvertible into shares, nominative, book-entry and unsecured debentures. The debentures have been subscribed by Vert Companhia Securitizadora. The proceeds from this issuance has been used exclusively for the purchase of ethanol.

The debentures were later assigned and transferred to Vert Créditos Ltda, that acquired these agribusiness credit rights with the purpose to bind the issuance of Certificates of Agribusiness Receivables (CRA). The financial settlement occurred on November 1, 2017. The debentures have an additional guarantee from Ultrapar and the main characteristics of the debentures are as follows:

Face value unit:	R$1,000.00
Final maturity:	October 24, 2022
Payment of the face value:	Lump sum at final maturity
Interest:	95% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

Face value unit:	R$1,000.00
Final maturity:	October 24, 2024
Payment of the face value:	Lump sum at final maturity
Interest:	IPCA + 4.33%
Payment of interest:	Annually
Reprice:	Not applicable

The subsidiary IPP contracted hedging instruments subjected to IPCA variation, changing the debentures charges linked to IPCA to 97.3% of CDI. IPP designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss.

The debentures have maturity dates distributed as shown below (accrued interest until December 31, 2017).

Maturity
Mar/2018	817,654
Dec/2018	801,026
May/2021	499,012
Apr/2022	656,009
Jul/2022	1,536,704
Oct/2022	724,841
Apr/2024	350,873
Oct/2024	203,530

Total	5,589,649

h.	Export Credit Note

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

Subsidiary Extrafarma had finance lease contracts related to software, with term of 48 months, ended in 2017.

The amounts of equipment and intangible assets, net of depreciation and amortization, and the amounts of the corresponding liabilities are shown below:

	2017	2016
	LPG bottling facilities	LPG bottling facilities	Software	Total
Equipment and intangible assets, net of depreciation and amortization	15,732	17,078	223	17,301
Financing (present value)	48,515	48,566	150	48,716

Current	2,710	2,465	150	2,615
Non-current	45,805	46,101	—	46,101

The future disbursements (installments) assumed under these contracts are presented below:

	2017	2016
	LPG bottling facilities	LPG bottling facilities	Software	Total
Up to 1 year	5,113	4,876	156	5,032
From 1 to 2 years	5,113	4,876	—	4,876
From 2 to 3 years	5,113	4,876	—	4,876
From 3 to 4 years	5,113	4,876	—	4,876
From 4 to 5 years	5,113	4,876	—	4,876
More than 5 years	42,611	45,516	—	45,516

Total	68,176	69,896	156	70,052

The above amounts include Services Tax (“ISS”) payable on the monthly installments, except for disbursements for the LPG bottling facilities.

j.     Transaction Costs

Transaction costs incurred in issuing debt were deducted from the value of the related financial instruments and are recognized as an expense according to the effective interest rate method, as follows:

	Effective rate of transaction costs (% p.a.)	Balance on 12/31/2016	Incurred cost	Amortization	Balance on 12/31/2017
Notes in the foreign market (14.b)	0.0	16,612	—	(1,314)	15,298
Banco do Brasil (14.f)	0.2	12,182	—	(4,117)	8,065
Debentures (14.g)	0.2	6,835	42,388	(4,514)	44,709
Foreign loans (14.c)	0.2	2,211	563	(1,561)	1,213
Other	0.2	1,952	1,418	(569)	2,801

Total		39,792	44,369	(12,075)	72,086

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Effective rate of transaction costs (% p.a.)	Balance on 12/31/2015	Incurred cost	Amortization	Balance on 12/31/2016
Banco do Brasil (14.f)	0.2	11,883	3,529	(3,230)	12,182
Foreign Loans (14.c)	0.2	4,649	—	(2,438)	2,211
Debentures (14.g)	0.1	1,801	6,407	(1,373)	6,835
Notes in the foreign market (14.b)	0.0	—	16,821	(209)	16,612
Other	0.2	545	2,079	(672)	1,952

Total		18,878	28,836	(7,922)	39,792

The amount to be appropriated to profit or loss in the future is as follows:

	Up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Total
Notes in the foreign market (14.b)	1,388	1,464	1,546	1,632	1,723	7,545	15,298
Banco do Brasil (14.f)	4,628	2,317	599	385	136	—	8,065
Debentures (14.g)	9,151	9,069	9,110	8,971	5,798	2,610	44,709
Foreign loans (14.c)	931	171	111	—	—	—	1,213
Other	642	831	710	354	264	—	2,801

Total	16,740	13,852	12,076	11,342	7,921	10,155	72,086

k.     Guarantees

The financings are guaranteed by collateral in the amount of R$ 66,337 in 2017 (R$ 56,570 in 2016) and by guarantees and promissory notes in the amount of R$ 9,587,971 in 2017 (R$ 7,069,482 in 2016).

In addition, the Company and its subsidiaries offer collateral in the form of letters of credit for commercial and legal proceedings in the amount of R$ 237,537 in 2017 (R$ 215,988 in 2016) and guarantees related to raw materials imported by the subsidiary IPP in the amount of R$ 81,046 in 2017 (R$ 59,316 in 2016).

Some subsidiaries of Oxiteno issue collateral to financial institutions in connection with the amounts owed by some of their customers to such institutions (vendor financing). If a subsidiary is required to make any payment under these collaterals, this subsidiary may recover the amount paid directly from its customers through commercial collection. The maximum amount of future payments related to these collaterals is R$ 8,224 in 2017 (R$ 30,764 in 2016), with maturities of up to 212 days. Until December 31, 2017, the subsidiaries did not have losses in connection with these collaterals. The fair value of collaterals recognized in current liabilities as other payables is R$ 205 in 2017 (R$ 743 in 2016), which is recognized as profit or loss as customers settle their obligations with the financial institutions.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

15.	Trade Payables

	2017	2016
Domestic suppliers	1,973,668	1,620,388
Foreign suppliers	181,830	89,265

	2,155,498	1,709,653

Some Company’s subsidiaries acquire oil based fuels and LPG from Petrobras and its subsidiaries and ethylene from Braskem S.A. These suppliers control almost all of the markets for these products in Brazil.

16.     Salaries and Related Charges

	2017	2016
Provisions on salaries	179,120	162,216
Profit sharing, bonus and premium	125,006	140,504
Social charges	64,524	49,812
Others	19,468	10,186

	388,118	362,718

17.     Taxes Payable

	2017	2016
ICMS	131,125	105,160
PIS and COFINS	27,065	25,287
PERT(*)	19,584	—
Value-Added Tax (IVA) of subsidiaries Oxiteno Mexico, Oxiteno USA, Oxiteno Andina and Oxiteno Uruguay	17,992	16,148
ISS	11,211	8,074
Others	18,852	16,364

	225,829	171,033

(*)	Refers to federal tax debits of the subsidiary IPP that were included in the Special Program of Tax Regularization (PERT).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

18.     Employee Benefits and Private Pension Plan

a.     ULTRAPREV- Associaçăo de Previdência Complementar

In February 2001, the Company’s Board of Directors approved the adoption of a defined contribution pension plan to be sponsored by the Company and each of its subsidiaries. Participating employees have been contributing to this plan, managed by Ultraprev—Associação de Previdência Complementar (“Ultraprev”), since August 2001. Under the terms of the plan, every year each participating employee chooses his or her basic contribution to the plan. Each sponsoring company provides a matching contribution in an amount equivalent to each basic contribution, up to a limit of 11% of the employee’s reference salary, according to the rules of the plan. As participating employees retire, they may choose to receive either (i) a monthly sum ranging between 0.5% and 1.0% of their respective accumulated fund in Ultraprev or (ii) a fixed monthly amount which will exhaust their respective accumulated fund over a period of 5 to 25 years. The sponsoring company does not take responsibility for guaranteeing amounts or the duration of the benefits received by the retired employee. In 2017, the subsidiaries contributed R$ 24,819 (R$ 23,261 in 2016 and R$ 22,216 in 2015) to Ultraprev, which is recognized as expense in the income statement. The total number of participating employees in 2017 was 8,322 active participants and 245 retired participants. In addition, Ultraprev had 27 former employees receiving benefits under the rules of a previous plan whose reserves are fully constituted.

b.     Post-employment Benefits

The subsidiaries recognized a provision for post-employment benefits mainly related to seniority bonus, payment of Government Severance Indemnity Fund (“FGTS”), and health, dental care, and life insurance plan for eligible retirees.

The amounts related to such benefits were determined based on a valuation conducted by an independent actuary and reviewed by management as of December 31, 2017 and are recognized in the financial statements in accordance with IAS 19 R2011.

	2017	2016
Health and dental care plan(1)	99,767	32,826
FGTS Penalty	81,831	64,654
Bonus	40,254	32,815
Life insurance(1)	15,671	14,456

Total	237,523	144,751

Current	30,059	24,940
Non-current	207,464	119,811

(1)	Only Ipiranga and, in 2017, also to CBLSA.

Changes in the present value of the provision for post-employment benefits are as follows:

	2017	2016
Opening balance	144,751	126,595
Current service cost	7,664	3,636
Interest cost	15,754	14,538
Actuarial (gains) losses from changes in actuarial assumptions	36,120	11,818
Benefits paid directly by Company and its subsidiaries	(11,368)	(10,971)
Opening balance CBL S.A. (see Note 3.c)	44,478	—
Exchange rate from foreign subsidiaries	124	(865)

Ending balance	237,523	144,751

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The expense of the year is presented below:

	2017	2016	2015
Health and dental care plan	164	3,065	3,291
FGTS Penalty	14,828	9,068	10,445
Bonus	6,883	4,455	4,352
Life insurance	1,543	1,586	1,683

Total	23,418	18,174	19,771

Significant actuarial assumptions adopted include:

Economic factors

	2017	2016
	% p.a.	% p.a.
Discount rate for the actuarial obligation at present value	9.51	11.46
Average projected salary growth rate	8.38	8.90
Inflation rate (long term)	4.50	5.00
Growth rate of medical services	8.68	9.20

Demographic factors

•	Mortality Table for the life insurance benefit—CSO-80

•	Mortality Table for other benefits—AT 2000 Basic decreased by 10%

•	Disabled Mortality Table—RRB 1983

•	Disability Table—RRB 1944 modified

Sensitivity analysis

The significant actuarial assumptions to determine the provision for post-employment benefits are: discount rate, wage and medical costs increases. The following sensitivity analyses on December 31, 2017 were determined based on reasonably possible changes of assumptions occurring at the reporting date of the financial statements, keeping all other assumptions constant.

Assumption	Change in assumptions	Decrease in liability	Change in assumptions	Increase in liability
Discount rate	increase by 1.0 p.p	10,237	decrease by 1.0 p.p	11,690
Wage growth rate	decrease by 1.0 p.p	2,807	increase by 1.0 p.p	3,103
Medical services growth rate	decrease by 1.0 p.p	3,837	increase by 1.0 p.p	4,413

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

Changes in the provision for asset retirement obligation are as follows:

	2017	2016	2015
Initial balance	77,564	74,716	70,802
Additions (new tanks)	537	483	625
Expense with tanks removed	(15,432)	(2,785)	(3,949)
Accretion expense	2,105	5,150	7,238

Final balance	64,774	77,564	74,716

Current	4,799	4,563	5,232
Non-current	59,975	73,001	69,484

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

The table below demonstrates the breakdown of provisions by nature and its movement:

Provisions	Balance on 12/31/2016	Additions	Write-offs	Monetary restatement	Opening balance CBL S.A.	Balance on 12/31/2017
IRPJ and CSLL (a.1.1)	473,490	—	(2,163)	25,285	19,217	515,829
PIS and COFINS (a.1.2)	141,112	—	(109,463)	3,278	—	34,927
ICMS	17,099	1,864	(7,795)	533	100,083	111,784
Civil, environmental and regulatory claims (a.2.1)	69,350	22,026	(3,269)	330	859	89,296
Labor litigation (a.3.1)	65,162	23,973	(11,899)	1,145	4,044	82,425
IPI	—	—	—	—	78,067	78,067
Other	13,569	634	(1,401)	584	82	13,468

Total	779,782	48,497	(135,990)	31,155	202,352	925,796

Current	52,694					64,550
Non-current	727,088					861,246

Some of the provisions above involve, in whole or in part, escrow deposits.

Balances of escrow deposits are as follows:

	2017	2016
Tax matters	659,062	643,423
Labor litigation	71,074	70,392
Civil and other	92,524	64,955

Total – non-current assets	822,660	778,770

a.1)Provisions for Tax Matters and Social Security

a.1.1) On October 7, 2005, the subsidiaries Cia. Ultragaz and Bahiana filed for and obtained a preliminary injunction to recognize and offset PIS and COFINS credits on LPG purchases, against other taxes levied by the RFB, notably IRPJ and CSLL. The decision was confirmed by a trial court on May 16, 2008. Under the preliminary injunction, the subsidiaries made escrow deposits for these debits which amounted to R$ 483,485 as of December 31, 2017 (R$ 457,868 as of December 31, 2016). On July 18, 2014, a second instance unfavorable decision was published and the subsidiaries suspended the escrow deposits, and started to pay income taxes from that date. To revert the court decision, the subsidiaries presented a writ of prevention which was dismissed on December 30, 2014, and the subsidiaries appealed this decision on February 3, 2015. Appeals were also presented to the respective higher courts (STJ and STF) whose final trial are pending.

a.1.2) The subsidiaries Oxiteno S.A., Oxiteno Nordeste, Cia. Ultragaz, Tequimar, Tropical Transportes Ipiranga Ltda., EMCA, IPP and Extrafarma filed for a preliminary injunction seeking the deduction of ICMS from their PIS and COFINS tax bases. On March 15, 2017, in a decision with general repercussion, the Federal Supreme Court (STF) decided that the ICMS does not make up the calculation of PIS and COFINS tax bases. Therefore, supported by its legal advisors, on March 31, 2017, Oxiteno Nordeste and IPP reversed the provision in the amount of R$ 109,463 in 2017.

The Company emphasizes that it is possible for the STF to restrict the effects of the judgment or to decide that the effectiveness will be reached after its final decision or other time that may be fixed. Despite the favorable context, until there is effective final decision, the causes may be reassessed, which could result in the recognition of new provisions in the future.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

a.2) Provisions for Civil, Environmental and Regulatory Claims

a.2.1) The Company and its subsidiaries maintained provisions for lawsuits and administrative proceedings, mainly derived from contracts entered into with customers and former services providers, as well as proceedings related to environmental and regulatory issues in the amount of R$ 89,296 as of December 31, 2017 (R$ 69,350 as of December 31, 2016).

a.3) Provisions for Labor Matters

a.3.1) The Company and its subsidiaries maintained provisions of R$ 82,425 as of December 31, 2017 (R$ 65,162 as of December 31, 2016) for labor litigation filed by former employees and by employees of our service providers mainly contesting the non-payment of labor rights.

b.    Contingent Liabilities (Possible)

The Company and its subsidiaries are parties in tax, civil, environmental, regulatory, and labor claims whose loss prognosis is assessed as possible (proceedings whose chance of loss is 50% or less) by the Company’s legal departments based on the opinion of its external legal advisors and, based on this assessment, these claims were not recognized in the financial statements. The estimated amount of this contingency is R$ 2,576,583 as of December 31, 2017 (R$ 2,252,637 as of December 31, 2016).

b.1) Contingent Liabilities for Tax Matters and Social Security

The Company and its subsidiaries have contingent liabilities for tax matters and social security in the amount of R$ 1,709,435 as of December 31, 2017 (R$ 1,519,658 as of December 31, 2016), mainly represented by:

b.1.1) The subsidiary IPP and its subsidiaries have assessments invalidating the offset of excise tax (“IPI”) credits in connection with the purchase of raw materials used in the manufacturing of products which sales are not subject to IPI under the protection of tax immunity. The amount of this contingency is R$ 166,003 as of December 31, 2017 (R$ 169,889 as of December 31, 2016).

b.1.2) The subsidiary IPP and its subsidiaries have legal proceedings related to ICMS. The total amount involved in these proceedings, was R$ 618,774 as of December 31, 2017 (R$ 626,393 as of December 31, 2016). Such proceedings arise mostly of the disregard of ICMS credits amounting to R$ 307,255 (R$ 283,367 as of December 31, 2016), of which R$ 121,891 (R$ 113,889 as of December 31, 2016) refer to proportional reversal requirement of ICMS credits related to the acquisition of hydrated alcohol; of alleged non-payment in the amount of R$ 113,999 (R$ 108,786 as of December 31, 2016); and inventory differences in the amount of R$ 149,171 (R$ 147,031 as of December 31, 2016) related to the leftovers or faults due to temperature changes or product handling.

b.1.3) The Company and its subsidiaries are parties to administrative and judicial suits involving Income Tax, Social Security Contribution, PIS and COFINS, substantially about denials of offset claims and credits disallowance which total amount is R$ 645,868 as of December 31, 2017 (R$ 450,120 as of December 31, 2016), mainly represented by:

b.1.3.1) In the first quarter of 2017, the subsidiary IPP received a tax assessment related to the IRPJ and CSLL resulting from the supposedly undue amortization of the goodwill paid on acquisition of a subsidiary, in the amount of R$ 187,027 as of December 31, 2017, which includes the amount of the income taxes, interest and penalty. Management assessed the likelihood of the tax assessment, supported by the opinion of its legal advisors, as “possible”, and therefore did not recognize a provision for this contingent liability.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b.2) Contingent Liabilities for Civil, Environmental and Regulatory Claims

The Company and its subsidiaries have contingent liabilities for civil, environmental and regulatory claims in the amount of R$ 593,437, totaling 2,783 lawsuits as of December 31, 2017 (R$ 480,065, totaling 2,329 lawsuits as of December 31, 2016), mainly represented by:

b.2.1) The subsidiary Cia. Ultragaz is party to an administrative proceeding before CADE based on alleged anti-competitive practices in the State of Minas Gerais in 2001. The CADE entered a decision against Cia. Ultragaz and imposed a penalty of R$ 32,315 as of December 31, 2017 (R$ 31,281 as of December 31, 2016). The imposition of such administrative decision was suspended by a court order and its merit is being judicially reviewed.

b.2.2) In 2016, the subsidiary Cia. Ultragaz became party to two administrative proceedings filed by CADE, related to allegations of anti-competitive practices: i) one of the proceedings relate to practices in the State of Paraíba and other Northeast States, in which the subsidiary Bahiana is part along with Cia. Ultragaz. On this proceeding, Cia. Ultragaz and Bahiana signed a Cessation Commitment Agreement (TCC) with CADE, approved on November 22, 2017, in the amount of R$ 95,987, to be paid in 8 (eight) equal installments updated semiannualy by SELIC, with maturity of the first one in 180 (one hundred and eighty) days from the date of publication of the approval. Three employees and one former employee signed TCC in the total amount of R$ 1,100. With the TCC, the administrative proceeding will be suspended in relation to the Cia. Ultragaz and Bahiana until final decision.; ii) the second proceeding relate to practices in the Federal District and around, in which only Cia. Ultragaz is part. On this proceeding, Cia. Ultragaz signed a TCC with CADE, approved on September 6, 2017, in the amount of R$ 2,154, to be paid in a single installment, with maturity in 180 (one hundred and eighty) days from the date of publication of the approval. Two former employees signed TCC in the amount of R$ 50 each. With the TCC, the administrative proceeding will be suspended in relation to the Cia. Ultragaz until final decision.

b.2.3) The subsidiary IPP became party to two administrative proceedings filed by CADE, related to allegations of anti-competitive practices in the city of Joinville, State of Santa Catarina and around the city of Belo Horizonte, State of Minas Gerais. As of December 31, 2017, as a result of these administrative proceedings, no fine had been imposed to the subsidiary. Supported by the opinion of external legal counsel that classified the probability of loss as “remote”, Management did not recognize a provision for this contingency as of December 31, 2017.

b.2.4) On November 29, 2016, a technical opinion was issued by the Operational Support Center for Execution (Centro de Apoio Operacional à Execução—CAEX), a technical body linked to the São Paulo State Public Prosecutor (“MPE”), presenting a proposal of compensation for the alleged environmental damages caused by the fire on April 2nd, 2015 at the Santos Terminal of the subsidiary Tequimar. This technical opinion is non-binding, with no condemnatory or sanctioning nature, and will still be evaluated by the authorities and parties. The subsidiary disagrees with the methodology and the assumptions adopted in the proposal and is negotiating an agreement with the MPE and the Brazilian Federal Public Prosecutor (“MPF”), and currently there is no civil lawsuit filed on the matter. The negotiations relate to in natura repair of the any damages. In case of adverse conclusion of the negotiations with the MPE and MPF, the payments related to the project costs may affect the future Company’s financial statements, in addition to the amounts already recognized. In addition, the MPF denounced the subsidiary Tequimar in the criminal sphere, which shall wait for the court summons in order to take the necessary measures for its defense. For more information see Note 33.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b.3) Contingent Liabilities for Labor Matters

The Company and its subsidiaries have contingent liabilities for labor matters in the amount of R$ 273,711, totaling 1,899 lawsuits as of December 31, 2017 (R$ 252,914, totaling 1,484 lawsuits as of December 31, 2016), mainly represented by:

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

c.    Lubricants operation between IPP and Chevron

In the process of transaction of the lubricants operation in Brazil between Chevron and subsidiary IPP (see Note 3.c), it was agreed that each shareholder is responsible for any claims arising out of acts, facts or omissions prior to the transaction. The liability provisions of the Chevron shareholder in the amount of R$ 3,452 are reflected in the consolidation of these financial statements, as well as the contingent liabilities identified in the date of acquisition, whose provision amount of R$ 198,900 was recognized as a business combination on December 1, 2017. The amounts of provisions of Chevron’s liability recognized in the business combination will be reimbursed to subsidiary CBLSA in the event of losses and an indemnity asset was hereby constituted in the same amount, without the need to establish a provision for uncollectible amounts.

21.     Deferred Revenue

The Company’s subsidiaries have recognized the following deferred revenue:

	2017	2016
‘am/pm’ and Jet Oil franchising upfront fee	19,537	18,620
Loyalty program “Km de Vantagens”	9,134	13,062
Loyalty program “Clube Extrafarma”	2,638	3,128

	31,309	34,810

Current	18,413	22,300
Non-current	12,896	12,510

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

Franchising Upfront Fee

am/pm is the convenience stores chain of the Ipiranga service stations. Ipiranga ended 2017 with 2,414 stores (2,165 stores in 2016). Jet Oil is Ipiranga’s lubricant-changing and automotive service specialized network. Ipiranga ended 2017 with 1,735 stores (1,594 stores in 2016). The franchising upfront fee received by Ipiranga is deferred and recognized in profit or loss on the straight-line accrual basis throughout the terms of the agreements with the franchisees.

22.	Subscription warrants – indemnification

Because of the association between the Company and Extrafarma on January 31, 2014, 7 subscription warrants – indemnification were issued, corresponding to up to 3,205,622 shares of the Company. The subscription warrants – indemnification may be exercised beginning 2020 by the former shareholders of Extrafarma and are adjusted according to the changes in the amounts of provisions for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014. The subscription warrants – indemnification’s fair value is measured based on the share price of Ultrapar (UGPA3) and is reduced by the dividend yield until 2020, since the exercise is possible only from 2020, and they are not entitled to dividends until that date. In 2017, the subscription warrants – indemnification were represented by 2,415,848 shares and amounted to R$ 171,459 (as of December 31, 2016, they were represented by 2,394,825 and totaled R$ 153,429). Due to the final adverse decision of some of these lawsuits, on December 31, 2017, the maximum number of shares that could be issued related to the subscription warrants – indemnification was up to 3,035,499 (3,059,579 shares as of December 31, 2016). For further information on Extrafarma’s acquisition, see Note 3.a to the financial statements of the Company filed on February 17, 2016.

23.	Shareholders’ Equity

a.	Share Capital

The Company is a publicly traded company listed on B3 in the Novo Mercado listing segment under the ticker “UGPA3” and on the New York Stock Exchange (NYSE) in the form of level III American Depositary Receipts (“ADRs”) under the ticker “UGP”. On December 31, 2017, the subscribed and paid-in capital stock consists of 556,405,096 common shares with no par value and the issuance of preferred shares and participation certificates is prohibited. Each common share entitles its holder to one vote at Shareholders’ Meetings.

The price of the shares issued by the Company as of December 31, 2017, on B3 was R$ 75.00.

As of December 31, 2017, the Company is authorized to increase capital up to the limit of 800,000,000 common shares, without amendment to the Bylaws, by resolution of the Board of Directors.

As of December 31, 2017, there were 28,935,260 common shares outstanding abroad in the form of ADRs (28,944,097 shares as of December 31, 2016).

b.	Equity instrument granted

On April 19, 2017, a new share-based incentive plan was approved, which establishes the general terms and conditions for the concession of common shares issued by the Company held in treasury (see Note 8.c).

c.	Treasury Shares

The Company acquired its own shares at market prices, without capital reduction, to be held in treasury and to be subsequently disposed of or cancelled.

As of December 31, 2017, 13,041,356 common shares (13,131,356 as of December 31, 2016) were held in the Company’s treasury, acquired at an average cost of R$ 36.98 per share (R$ 36.85 as of December 31, 2016).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

d.	Capital Reserve

The capital reserve reflects the gain on the transfer of shares at market price used in the Deferred Stock Plan granted to executives of the subsidiaries of the Company, as mentioned in Note 8.c).

Because of Extrafarma’s association in 2014, the Company recognized an increase in the capital reserves in the amount of R$ 498,812, due to the difference between the value attributable to share capital and the market value of the Ultrapar shares on the date of issue, deducted by R$ 2,260 related to the incurred costs directly attributable to issuing new shares.

e.	Revaluation Reserve

The revaluation reserve reflects the revaluation of assets of subsidiaries and is based on depreciation, write-off, or disposal of the revalued assets of the subsidiaries, as well as the tax effects recognized by these subsidiaries.

f.	Profit Reserves

Legal Reserve

Under Brazilian Corporate Law, the Company is required to appropriate 5% of net annual earnings to a legal reserve, until the balance reaches 20% of capital stock. This reserve may be used to increase capital or absorb losses, but may not be distributed as dividends.

Retention of Profits

Reserve recognized in previous fiscal years and used for investments contemplated in a capital budget, mainly for expansion, productivity, and quality, acquisitions and new investments, in accordance with Article 196 of Brazilian Corporate Law. In compliance with Article 199 of the Brazilian Corporate Law, on April 19, 2017 the OEGM deliberated the excess of the profit reserves in relation to share capital, increasing the share capital in the amount of R$ 1,333,066, related to the retained earnings reserve.

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

The investments reserve is free of distribution restrictions and totaled R$ 3,130,935 as of December 31, 2017.

g.	Valuation Adjustments and Cumulative Translation Adjustments

Valuation Adjustments

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

The Company recognizes in this item the effect of changes in the non-controlling interest in subsidiaries that do not result in loss of control. This amount corresponds to the difference between the amount by which the non-controlling interest was adjusted and the fair value of the consideration received or paid and represents a transaction with shareholders.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Cumulative Translation Adjustments

The change in exchange rates on assets, liabilities, and income of foreign subsidiaries that have (i) functional currency other than the presentation currency of the Company, (ii) an independent administration and (iii) notes in the foreign market (see Note 31—net investment hedge in foreign entities), is directly recognized in the shareholders’ equity. This accumulated effect is reflected in profit or loss as a gain or loss only in case of disposal or write-off of the investment.

Balance and changes in valuation adjustments and cumulative translation adjustments of the Company are as follows:

	Valuation adjustments
	Fair value of cash flow hedging instruments	Fair value of financial instruments classified as available for sale	Actuarial gains (losses) of post- employment benefits	Non-controlling shareholders interest change	Total	Cumulative translation adjustment
Balance on 12/31/2014	—	51	7,098	—	7,149	43,192
Translation of foreign subsidiaries, net of income tax	—	—	—	—	—	23,733
Changes in fair value	6,261	1,472	—	—	7,733	—
Actuarial gains of post-employment benefits	—	—	6,321	—	6,321	—
Income and social contribution taxes on actuarial gains	—	—	(2,250)	—	(2,250)	—
Balance on 12/31/2015	6,261	1,523	11,169	—	18,953	66,925
Translation of foreign subsidiaries, net of income tax	—	—	—	—	—	(59,406)
Changes in fair value	(46,470)	(1,523)	—	—	(47,993)	—
Income and social contribution taxes on fair value	13,326	—	—	—	13,326	—
Actuarial losses of post-employment benefits	—	—	(12,435)	—	(12,435)	—
Income and social contribution taxes on actuarial losses	—	—	4,162	—	4,162	—

Balance on 12/31/2016	(26,883)	—	2,896	—	(23,987)	7,519
Translation of foreign subsidiaries, net of income tax	—	—	—	—	—	45,542
Changes in fair value of hedge instruments	(2,550)	—	—	—	(2,550)	—
Difference between the fair value of the consideration received or paid and the variation in the non-controlling shareholders interest	—	—	—	202,188	202,188	—
Income and social contribution taxes on fair value	2,069	—	—	—	2,069	—
Actuarial losses of post-employment benefits	—	—	(27,658)	—	(27,658)	—
Income and social contribution taxes on actuarial losses	—	—	9,581	—	9,581	—

Balance on 12/31/2017	(27,364)	—	(15,181)	202,188	159,643	53,061

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

h.	Dividends and Allocation of Net Income

The shareholders are entitled, under the Bylaws, to a minimum annual dividend of 50% of adjusted net income calculated in accordance with Brazilian Corporate Law. The dividends and interest on equity in excess of the obligation established in the Bylaws are recognized in shareholders’ equity until the Shareholders approve them. The proposed dividends payable as of December 31, 2016 in the amount of R$ 472,650 (R$ 0.87 – eighty seven cents of Brazilian Real per share), were approved by the Board of Directors on February 22, 2017, and paid beginning March 10, 2017, being ratified at the OEGM on April 19, 2017. On August 9, 2017, the Board of Directors approved the anticipation of dividends of 2017, in the amount of R$ 461,868 (R$ 0.85 – eighty five cents of Brazilian Real per share), paid as from August 25, 2017. The proposed dividends payable as of December 31, 2017 in the amount of R$ 489,027 (R$ 0.90 – ninety cents of Brazilian Real per share), were approved by the Board of Directors on February 21, 2018, and paid beginning March 12, 2018.

2017
Net income for the year attributable to shareholders of Ultrapar	1,574,306

Minimum mandatory dividends	787,153
Interim dividends paid (R$ 0.85 per share)	(461,868)

Mandatory dividends payable – Current liabilities	325,285
Additional dividends to the minimum mandatory dividends – shareholders’ equity	163,742

Dividends payable (R$ 0.90 per share)	489,027
Legal reserve	78,716
Statutory investments reserve	544,695

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

24.	Net Revenue from Sale and Services

	2017	2016	2015
Gross revenue from sale	82,134,879	79,361,004	77,463,652
Gross revenue from services	728,590	621,823	568,556
Sales taxes	(1,936,077)	(1,929,288)	(2,011,860)
Discounts and sales returns	(927,557)	(703,305)	(360,777)
Deferred revenue (see Note 21)	7,587	2,721	(4,297)

Net revenue from sales and services	80,007,422	77,352,955	75,655,274

25.	Expenses by Nature

The Company presents its expenses by function in the consolidated income statement and presents below its expenses by nature:

	2017	2016	2015
Raw materials and materials for use and consumption	71,521,652	69,173,511	67,763,793
Personnel expenses	2,231,556	2,042,985	1,950,776
Freight and storage	1,117,467	1,077,552	1,134,388
Depreciation and amortization	1,175,951	1,103,538	1,002,647
Advertising and marketing	192,441	200,011	177,336
Services provided by third parties	351,227	318,746	255,750
Lease of real estate and equipment	196,970	164,740	143,677
Other expenses	410,356	359,000	343,237

Total	77,197,620	74,440,083	72,771,604

Classified as:
Cost of products and services sold	72,735,781	70,342,723	68,933,702
Selling and marketing	2,885,311	2,651,501	2,516,561
General and administrative	1,576,528	1,445,859	1,321,341

Total	77,197,620	74,440,083	72,771,604

Research and development expenses are recognized in the income statements and amounted to R$ 55,836 in 2017 (R$ 50,129 in 2016 and R$ 41,368 in 2015).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

26.	Gain (loss) on Disposal of Property, Plant and Equipment and Intangibles

The gain or loss is determined as the difference between the selling price and residual book value of the investment, property, plant, and equipment, or intangible asset disposed of. In 2017, the loss was R$ 2,242 (loss of R$ 6,134 in 2016 and gain of R$ 27,276 in 2015), represented primarily from disposal of property, plant, and equipment.

27.	Other Operating Income, Net

	2017	2016	2015
Commercial partnerships(1)	52,731	59,761	50,763
Merchandising(2)	53,870	38,851	29,158
Loyalty program(3)	26,419	19,411	22,455
Ultracargo – fire accident in Santos(4)	(39,080)	76,443	(92,192)
Reversal of provision – ICMS from PIS and COFINS tax bases (see Note 20.a.1.2)	49,152	—	—
TCC – Cia. Ultragaz e Bahiana(5)	(85,819)	—	—
Compensation of undue use of Ultratecno brand	—	—	16,000
Adjustment of working capital and net debt – Extrafarma acquisition(6)	—	—	13,784
Others	2,087	4,506	10,616

Other operating income, net	59,360	198,972	50,584

(1)	Refers to contracts with service providers and suppliers which establish trade agreements for convenience stores and gas stations.
(2)	Refers to contracts with suppliers of convenience stores, which establish, among other agreements, promotional campaigns.
(3)	Refers to sales of “Km de Vantagens” to partners of the loyalty program. Revenue is recognized at the time that the partners transfer the points to their customers.
(4)	For more information about the fire accident in Ultracargo, see Note 33.
(5)	For more information about the Cessation Commitment Agreement of the subsidiaries Cia. Ultragaz and Bahiana, see Notes 20.b.2.2 and 28.
(6)	For further information on Extrafarma’s acquisition, see Note 3.a. to the financial statements of the Company filed on February 17, 2016.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

28.	Financial Income (Expense)

	2017	2016	2015
Financial income:
Interest on financial investments	475,460	404,080	341,739
Interest from customers	105,773	103,976	81,374
Other financial income	3,868	5,187	3,316

	585,101	513,243	426,429

Financial expenses:
Interest on loans	(672,102)	(777,424)	(666,791)
Interest on debentures	(385,009)	(374,125)	(308,290)
Interest on finance leases	(4,991)	(7,839)	(4,023)
Bank charges, financial transactions tax, and other charges	(91,614)	(74,761)	(46,966)
Exchange variation, net of gains and losses with derivative instruments	72,869	(69,854)	(71,384)
Reversal of provision – ICMS from PIS and COFINS tax bases (see Note 20.a.1.2)	43,411	—	—
Changes in subscription warranty—indemnification (see Note 22)	(20,360)	(42,615)	(21,154)
TCC monetary restatement – Bahiana (see Notes 20.b.2.2 and 27)	(13,509)	—	—
Monetary restatement of provisions, net, and other financial expenses	11,908	(9,201)	(11,159)

	(1,059,397)	(1,355,819)	(1,129,767)

Financial income (expense)	(474,296)	(842,576)	(703,338)

29.	Earnings per Share

The table below presents a reconciliation of numerators and denominators used in computing earnings per share. The Company has a deferred stock plan and subscription warrants—indemnification, as mentioned in Notes 8.c and 22, respectively.

Basic Earnings per Share	2017	2016	2015
Net income for the year of the Company	1,574,306	1,561,585	1,503,466
Weighted average shares outstanding (in thousands)	541,813	541,391	543,775
Basic earnings per share –R$	2.9056	2.8844	2.7649

Diluted Earnings per Share	2017	2016	2015
Net income for the year of the Company	1,574,306	1,561,585	1,503,466
Weighted average shares outstanding (in thousands), including deferred stock plan and subscription warrants—indemnification	545,740	545,509	548,054
Diluted earnings per share –R$	2.8847	2.8626	2.7433

Weighted Average Shares Outstanding (in thousands)	2017	2016	2015
Weighted average shares outstanding for basic per share calculation	541,813	541,391	543,775
Dilution effect
Subscription warrants—indemnification	2,395	2,267	2,161
Deferred Stock Plan	1,532	1,851	2,118

Weighted average shares outstanding for diluted per share calculation	545,740	545,509	548,054

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

30.	Segment Information

The Company operates five main business segments: gas distribution, fuel distribution, chemicals, storage and drugstores. The gas distribution segment (Ultragaz) distributes LPG to residential, commercial, and industrial consumers, especially in the South, Southeast, and Northeast regions of Brazil. The fuel distribution segment (Ipiranga) operates the distribution and marketing of gasoline, ethanol, diesel, fuel oil, kerosene, natural gas for vehicles, and lubricants and related activities throughout all the Brazilian territory. The chemicals segment (Oxiteno) produces ethylene oxide and its main derivatives and fatty alcohols, which are raw materials used in the home and personal care, agrochemical, paints, varnishes, and other industries. The storage segment (Ultracargo) operates liquid bulk terminals, especially in the Southeast and Northeast regions of Brazil. The drugstores segment (Extrafarma) trades pharmaceutical, hygiene, and beauty products through its own drugstore chain in the states of Amapá, Bahia, Ceará, Maranhão, Pará, Paraíba, Pernambuco, Piauí, Rio Grande do Norte, São Paulo, Sergipe and Tocantins. The segments shown in the financial statements are strategic business units supplying different products and services. Intersegment sales are at prices similar to those that would be charged to third parties.

The main financial information of each of the Company’s segments are stated as follows:

	2017	2016	2015
Net revenue from sales and services:
Ultragaz	6,069,340	5,365,524	4,621,242
Ipiranga	67,730,856	66,407,305	65,349,812
Oxiteno	3,957,584	3,700,703	4,082,479
Ultracargo	438,360	355,412	315,510
Extrafarma	1,869,466	1,578,210	1,336,255

	80,065,606	77,407,154	75,705,298
Others(1)	50,752	45,504	45,244
Intersegment sales	(108,936)	(99,703)	(95,268)

Total	80,007,422	77,352,955	75,655,274

Intersegment sales:
Ultragaz	2,217	2,942	3,027
Ipiranga	964	—	—
Oxiteno	919	2,519	2,576
Ultracargo	54,174	48,941	44,395
Extrafarma	—	—	—

	58,274	54,402	49,998
Others(1)	50,662	45,301	45,270

Total	108,936	99,703	95,268

Net revenue from sales and services, excluding intersegment sales:
Ultragaz	6,067,123	5,362,582	4,618,215
Ipiranga	67,729,892	66,407,305	65,349,786
Oxiteno	3,956,665	3,698,184	4,079,903
Ultracargo	384,186	306,471	271,115
Extrafarma	1,869,466	1,578,210	1,336,255

	80,007,332	77,352,752	75,655,274
Others(1)	90	203	—

Total	80,007,422	77,352,955	75,655,274

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	2017	2016	2015
Operating income (expense):
Ultragaz	269,125	288,449	213,895
Ipiranga	2,415,534	2,383,585	2,154,606
Oxiteno	140,262	308,177	579,541
Ultracargo	74,880	127,904	(16,058)
Extrafarma	(36,854)	(5,577)	4,985

	2,862,947	3,102,538	2,936,969
Others(1)	3,973	3,172	24,561

Total	2,866,920	3,105,710	2,961,530

Share of profit (loss) of joint-ventures and associates:
Ultragaz	1,245	(39)	(55)
Ipiranga	(19,777)	(23,178)	(21,779)
Oxiteno	1,417	975	2,003
Ultracargo	1,578	(27)	699

	(15,537)	(22,269)	(19,132)
Others(1)	36,210	29,745	8,248

Total	20,673	7,476	(10,884)

Financial result, net	(474,296)	(842,576)	(703,338)
Income before income and social contribution taxes	2,413,297	2,270,610	2,247,308

Additions to property, plant, and equipment and intangible assets (excluding intersegment account balances):
Ultragaz	244,187	248,627	251,463
Ipiranga	1,077,318	911,927	921,634
Oxiteno	466,967	291,294	136,314
Ultracargo	105,028	81,166	24,463
Extrafarma	171,183	140,454	80,813

	2,064,683	1,673,468	1,414,687
Others(1)	22,626	17,365	24,248

Total additions to property, plant, and equipment and intangible assets (see Notes 12 and 13)	2,087,309	1,690,833	1,438,935
Asset retirement obligation – fuel tanks (see Note 19)	(537)	(483)	(625)
Capitalized borrowing costs	(22,243)	(23,980)	(25,207)

Total investments in property, plant, and equipment and intangible assets (cash flow)	2,064,529	1,666,370	1,413,103

Depreciation and amortization charges:
Ultragaz	182,833	158,193	143,207
Ipiranga	716,831	695,664	612,727
Oxiteno	153,110	149,716	158,261
Ultracargo	47,669	43,356	41,668
Extrafarma	60,856	42,666	23,744

	1,161,299	1,089,595	979,607
Others(1)	14,652	13,943	23,040

Total	1,175,951	1,103,538	1,002,647

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	2017	2016
Total assets (excluding intersegment account balances):
Ultragaz	2,438,113	2,308,686
Ipiranga	15,410,667	11,663,289
Oxiteno	6,562,360	6,354,788
Ultracargo	1,394,087	1,535,815
Extrafarma	1,950,000	1,719,524

	27,755,227	23,582,102
Others(1)	585,095	577,568

Total	28,340,322	24,159,670

(1)	Composed of the parent company Ultrapar (including goodwill of certain acquisitions) and subsidiaries Serma—Associação dos Usuários de Equipamentos de Processamento de Dados e Serviços Correlatos (“Serma”) and Imaven Imóveis Ltda.

Geographic Area Information

The fixed and intangible assets of the Company and its subsidiaries are located in Brazil, except those related to Oxiteno’ plants abroad, as shown below:

	2017	2016
United States of America(*)	511,912	264,478
Mexico	109,034	103,051
Uruguay	65,876	67,251
Venezuela	22,480	5,989

	709,302	440,769

(*)	The increase refers to the construction of a new plant in Pasadena, Texas.

The subsidiaries generate revenue from operations in Brazil, Mexico, United Stated of America, Uruguay and Venezuela, as well as from exports of products to foreign customers, as disclosed below:

	2017	2016	2015
Net revenue:
Brazil	78,763,771	76,283,061	74,337,803
Mexico	190,205	183,124	215,141
Uruguay	33,873	33,782	37,938
Venezuela	54,788	25,393	158,020
Other Latin American countries	427,875	448,814	392,748
United States of America and Canada	292,709	158,280	166,277
Far East	72,469	57,662	190,160
Europe	119,097	97,261	101,931
Others	52,635	65,578	55,256

Total	80,007,422	77,352,955	75,655,274

Sales to the foreign market are made substantially by the Oxiteno segment.

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

The Company has a policy for the management of resources, financial instruments, and risks approved by its Board of Directors (“Policy”). In accordance with the Policy, the main objectives of financial management are to preserve the value and liquidity of financial assets and ensure financial resources for the development of the business, including expansions. The main financial risks considered in the Policy are risks associated with currencies, interest rates, credit, and selection of financial instruments. Governance of the management of financial risks and financial instruments follows the segregation of duties below:

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

Currency Risk

Most transactions of the Company, through its subsidiaries, are located in Brazil and, therefore, the reference currency for risk management is the Brazilian Real. Currency risk management is guided by neutrality of currency exposures and considers the transactional, accounting, and operational risks of the Company and its subsidiaries and their exposure to changes in exchange rates. The Company considers as its main currency exposures the assets and liabilities in foreign currency and the short-term flow of net sales in foreign currency of Oxiteno.

The Company and its subsidiaries use exchange rate hedging instruments (especially between the Brazilian Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, receipts, and disbursements in foreign currency and net investments in foreign operations. Hedge is used in order to reduce the effects of changes in exchange rates on the Company´s income and cash flows in Brazilian Reais within the exposure limits under its Policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, receipts, and disbursements in foreign currencies to which they are related. Assets and liabilities in foreign currencies are stated below, translated into Brazilian Reais:

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Assets and Liabilities in Foreign Currencies

	2017	2016
In millions of Brazilian Reais
Assets in foreign currency
Cash, cash equivalents and financial investments in foreign currency (except hedging instruments)	236.4	423.9
Foreign trade receivables, net of allowance for doubtful accounts and advances to foreign customers	214.9	323.4
Net investments in foreign subsidiaries (except cash, cash equivalents, financial investments, trade receivables, financing, and payables)	930.0	600.9

	1,381.3	1,348.2

Liabilities in foreign currency
Financing in foreign currency, gross of transaction costs and discount	(4,416.2)	(4,736.3)
Payables arising from imports, net of advances to foreign suppliers	(173,1)	(57.1)

	(4,589.3)	(4,793.4)

Foreign currency hedging instruments	1,777.6	2,206.4

Net asset (liability) position – Total	(1,430.4)	(1,238.8)
Net asset (liability) position – Income statement effect	(26.1)	24.8
Net asset (liability) position – Shareholders’ equity effect	(1,404.3)	(1,263.6)

Sensitivity Analysis of Assets and Liabilities in Foreign Currency

The table below shows the effect of exchange rate changes in different scenarios, based on the net liability position of R$ 1,430.4 million in foreign currency:

	Risk	Scenario I	Scenario II	Scenario III
		10%	25%	50%
In millions of Brazilian Reais
(1) Income statement effect	Real devaluation	(2.6)	(6.5)	(13.0)
(2) Shareholders’ equity effect		(140.4)	(351.1)	(702.2)

(1) + (2)	Net effect	(143.0)	(357.6)	(715.2)

(3) Income statement effect	Real appreciation	2.6	6.5	13.0
(4) Shareholders’ equity effect		140.4	351.1	702.2

(3) + (4)	Net effect	143.0	357.6	715.2

The shareholders’ equity effect refers to cumulative translation adjustments of changes in the exchange rate on equity of foreign subsidiaries (see Notes 2.r and 23.g—Cumulative Translation Adjustments), net investments hedge in foreign entities, cash flow hedge of firm commitment and highly probable transaction (see Note 2.c and Hedge Accounting below).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Interest Rate Risk

The Company and its subsidiaries adopt policies for borrowing and investing financial resources and for capital cost minimization. The financial investments of the Company and its subsidiaries are primarily held in transactions linked to the CDI, as set forth in Note 4. Borrowings primarily relate to financing from Banco do Brasil, BNDES, and other development agencies, as well as debentures and borrowings in foreign currency, as shown in Note 14.

The Company attempts to maintain its financial interest assets and liabilities at floating rates.

The table below shows the financial assets and liabilities exposed to floating interest rates:

In millions of Brazilian Reais

	Note	2017	2016
CDI
Cash equivalents	4	4,821.6	3,837.8
Financial investments	4	1,153.0	1,174.5
Asset position of foreign exchange hedging instruments—CDI	31	29.9	28.3
Loans and debentures	14	(7,987.3)	(5,862.3)
Liability position of foreign exchange hedging instruments—CDI	31	(1,877.4)	(2,181.6)
Liability position of fixed interest instruments—CDI	31	(586.6)	—

Net liability position in CDI		(4,446.8)	(3,003.3)

TJLP
Loans –TJLP	14	(301.9)	(404.4)

Net liability position in TJLP		(301.9)	(404.4)

LIBOR
Asset position of foreign exchange hedging instruments—LIBOR	31	984.3	1,149.7
Loans—LIBOR	14	(1,418.5)	(1,470.1)

Net liability position in LIBOR		(434.2)	(320.4)

TIIE
Loans—TIIE	14	(3.4)	(9.6)

Net liability position in TIIE		(3.4)	(9.6)

SELIC
Loans – SELIC	14	(100.3)	(99.5)

Net liability position in SELIC		(100.3)	(99.5)

Total net liability position exposed to floating interest		(5,286.6)	(3,837.2)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Sensitivity Analysis of Floating Interest Rate Risk

The table below shows the incremental expenses and income that would be recognized in financial income in 2017, due to the effect of floating interest rate changes in different scenarios.

For sensitivity analysis of floating interest rate risk, the Company used the accumulated amount of the reference indexes (CDI, TJLP, LIBOR, TIIE and SELIC) as a base scenario up to December 31, 2017. Scenarios I, II and III were based on of 10%, 25% and 50% variation, respectively, in the floating interest rate of the base scenario:

In millions of Brazilian Reais

	Risk	Scenario I	Scenario II	Scenario III
		10%	25%	50%
Exposure of interest rate risk
Interest effect on cash equivalents and financial investments	Increase in CDI	47.3	118.1	236.3
Foreign exchange hedging instruments (assets in CDI) effect	Increase in CDI	0.2	0.5	1.0
Interest effect on debt in CDI	Increase in CDI	(67.2)	(168.0)	(336.0)
Interest rate hedging instruments (liabilities in CDI) effect	Increase in CDI	(38.6)	(94.2)	(186.7)

Incremental expenses		(58.3)	(143.6)	(285.4)

Interest effect on debt in TJLP	Increase in TJLP	(2.3)	(5.6)	(11.3)

Incremental expenses		(2.3)	(5.6)	(11.3)

Foreign exchange hedging instruments (assets in LIBOR) effect	Increase in LIBOR	1.4	3.4	6.8
Interest effect on debt in LIBOR	Increase in LIBOR	(1.7)	(4.4)	(8.7)

Incremental expenses		(0.3)	(1.0)	(1.9)

Interest effect on debt in TIIE	Increase in TIIE	(0.0)	(0.1)	(0.2)

Incremental expenses		(0.0)	(0.1)	(0.2)

Interest effect on debt in SELIC	Increase in SELIC	(1.0)	(2.5)	(4.9)

Incremental expenses		(1.0)	(2.5)	(4.9)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Credit Risks

The financial instruments that would expose the Company and its subsidiaries to credit risks of the counterparty are basically represented by cash and bank deposits, financial investments, hedging instruments (see Note 4), and trade receivables (see Note 5).

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

The Company maintained the following allowances for doubtful accounts on trade receivables:

	2017	2016
Ipiranga	238,697	182,252
Ultragaz	39,034	33,804
Oxiteno	10,755	10,856
Extrafarma	4,922	3,449
Ultracargo	2,172	2,971

Total	295,580	233,332

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

The Company and its subsidiaries believe to have enough working capital and sources of financing to satisfy their current needs. The gross indebtedness due over the next twelve months totals R$ 3,809.9 million, including estimated interests on loans (for quantitative information, see Note 14). Furthermore, the investment plan for 2018 totals R$ 2,676 million. As of December 31, 2017, the Company and its subsidiaries had R$ 6,285.5 million in cash, cash equivalents, and short-term financial investments (for quantitative information, see Note 4).

The table below presents a summary of financial liabilities as of December 31, 2017 to be settled by the Company and its subsidiaries, listed by maturity. The amounts disclosed in this table are the contractual undiscounted cash outflows, and, therefore, these amounts may be different from the amounts disclosed on the balance sheet as of December 31, 2017.

	In millions of Brazilian Reais
Financial liabilities	Total	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
Loans including future contractual interest(1)(2)	16,571.3	3,809.9	3,514.4	4,968.0	4,279.0
Currency and interest rate hedging instruments(3)	422.2	145.2	136.6	113.4	27.0
Trade payables	2,155.5	2,155.5	—	—	—

(1)	To calculate the estimated interest on loans some macroeconomic assumptions were used, including averaging for the period the following: (i) CDI of 6.76% in 2018, 8.08% from 2019 to 2020, 9.63% from 2021 to 2022, 10.70% from 2023 to 2033, (ii) exchange rate of the Real against the U.S. dollar of R$ 3.37 in 2018, R$ 3.53 in 2019, R$ 3.77 in 2020, R$ 4.05 in 2021, R$ 4.35 in 2022, R$ 4.66 in 2023, R$ 4.99 in 2024, R$ 5.35 in 2025, R$ 5.73 in 2026 and R$ 6.13 in 2027 (iii) TJLP of 6.75% p.a. and (iv) IGP-M of 4.38% in 2018, 4.13% in 2019, 4.0% from 2020 to 2033 (v) IPCA of 3.9% (source: B3, Bulletin Focus and financial institutions).
(2)	Includes estimated interest payments on short-term and long-term loans until the payment date.
(3)	The currency and interest rate hedging instruments were estimated based on projected U.S dollar futures contracts and the futures curves of DI x Pre and Pre x IPCA contracts quoted on B3 on December 28, 2017 and on the futures curve of LIBOR (ICE—IntercontinentalExchange) on December 29, 2017. In the table above, only the hedging instruments with negative results at the time of settlement were considered.

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

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes the position of hedging instruments entered into by the Company and its subsidiaries:

		Notional amount(1)				Fair value		Amounts receivable	Amounts payable
Hedging instruments	Maturity	2017		2016		2017	2016	2017
						R$ million	R$ million	R$ million	R$ million
a –Exchange rate swaps receivable in U.S. dollars
Receivables in U.S. dollars (LIBOR)	Jan 2018 to Oct 2026	US$	300.0	US$	350.0	984.3	1,149.7	984.3	—
Receivables in U.S. dollars (Fixed)		US$	956.6	US$	1,062.4	823.1	1,084.6	823.1	—
Payables in CDI interest rate		US$	(1,256.6)	US$	(1,412.4)	(1,877.4)	(2,181.6)	—	1,877.4

Total result			—		—	(70.0)	52.7	1,807.4	1,877.4

b – Exchange rate swaps payable in U.S. dollars + COUPON	Jan 2018 to Apr 2018
Receivables in CDI interest rates		US$	9.1	US$	8.5	29.9	28.3	29.9	—
Payables in U.S. dollars (Fixed)		US$	(9.1)	US$	(8.5)	(29.8)	(27.9)	—	29.8

Total result			—		—	0.1	0.4	29.9	29.8

c – Interest rate swaps in Brazilian Reais	Oct 2024
Receivables in fixed interest rates + IPCA		R$	566.1		—	583.3	—	583.3	—
Payables in CDI interest rates		R$	(566.1)		—	(586.6)	—	—	586.6

Total result			—		—	(3.3)	—	583.3	586.6

Total gross result						(73.2)	53.1	2,420.6	2,493.8
Income tax						(4.7)	(36.9)	(4.7)	—

Total net result						(77.9)	16.2	2,415.9	2,493.8

Positive result (see Note 4)						85.8	218.5
Negative result (see Note 14)						(163.7)	(202.3)

(1)	In million. Currency as indicated.

All transactions mentioned above were properly registered with CETIP S.A.

Hedging instruments existing as of December 31, 2017 are described below, according to their category, risk, and hedging strategy:

a – Hedging against foreign exchange exposure of liabilities in foreign currency—The purpose of these contracts is (i) to offset the effect of the change in exchange rates of debts or firm commitments in U.S. dollars by converting them into debts or firm commitments in Brazilian Reais linked to CDI, (ii) firm commitments in U.S. dollars, changing them into debts or firm commitments in Reais indexed to the CDI and (iii) change a financial investment linked to the CDI and given as a guarantee to a loan in the U.S. dollar into a financial investment linked to the U.S. dollar. As of December 31, 2017, the Company and its subsidiaries had outstanding swap contracts totaling US$ 1,256.6 million in notional amount with a liability position, on average of 81.5% of CDI, of which US$ 223.6 million, had an asset position at US$ + 1.17% p.a., US$ 300.0 million had an asset position at US$ + LIBOR + 1.29% p.a. and US$ 733.0 million in interest rate swap with an asset position at US$ + 5.65% p.a. This amount includes US$ 320.0 million related to the fair value of hedging instruments of Ipiranga’s debt (see Notes 14.c and “hedge accounting” below) and US$ 115.0 million related to hedging instruments of cash flow of firm commitment (see “hedge accounting” below).

b – Hedging against foreign exchange exposure of operations—The purpose of these contracts is to make the exchange rate of the revenues of subsidiaries Oleoquímica, Oxiteno S.A. and Oxiteno Nordeste equal to the exchange rate of the cost of their main raw materials during their operating cycles. As of December 31, 2017, these swap contracts totaled US$ 9.1 million and, on average, had an asset position at 57.4% of CDI and a liability position at US$ + 0.0% p.a.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

c – Hedging against fixed interest rate + IPCA in Brazilian Reais – The purpose of this contract is to change fixed interest rate + IPCA of debentures issued in Brazilian Reais to floating interest. As of December 31, 2017 this swap contract totaled R$ 566.1 million of notional amount, corresponding to the principal amount of the debt and had an asset position at 4.55% p.a. + IPCA and a liability position at 95.2% of CDI.

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

On December 31, 2017, the notional amount of foreign exchange hedging instruments designated as fair value hedge totaled US$ 320.0 million. In 2017, a loss of R$ 143.4 million related to the result of hedging instruments, a gain of R$ 16.5 million related to the fair value adjustment of debt, and a loss of R$ 4.1 million related to the financial expense of the debt were recognized in the income statements, transforming the average effective cost of the operation into 102.7% of CDI (see Note 14.c.1).

On December 31, 2017, the notional amount of interest rate hedging instruments designated as fair value hedges totaled R$ 566.1 million. As of December 31, 2017, a loss of R$ 3.3 million related to the result of hedging instruments, a gain of R$ 19.1 million related to the fair value adjustment of debt, and a loss of R$ 18.5 million related to the financial expense of the debt were recognized in the income statements, transforming the average effective cost of the operations into 95.2% of CDI.

Cash flow hedge

The Company and its subsidiaries designate, as cash flow hedge of firm commitment and highly probable transactions, derivative financial instruments to hedge “firm commitments” and non-derivative financial instruments to hedge “highly probable future transactions”, to hedge against fluctuations arising from changes in exchange rate.

On December 31, 2017, the notional amount of exchange rate hedging instruments of firm commitments designated as cash flow hedges totaled US$ 115.0 million, and a loss of R$ 45.4 million was recognized in the income statement. On December 31, 2017, the unrealized gain of “Other comprehensive income” is R$ 5.3 million (loss of R$ 13.8 million on December 31, 2016), net of deferred income and social contribution taxes.

On December 31, 2017, the notional amount of foreign exchange hedging instruments for highly probable future transactions designated as fair value hedge, related to notes in the foreign market totaled US$ 570.0 million. On December 31, 2017, the unrealized loss of “Other comprehensive income” is R$ 30.5 million (loss of R$ 12.1 million on December 31, 2016), net of deferred income and social contribution taxes.

Net investment hedge in foreign entities

The Company and its subsidiaries designate, as net investment hedge in foreign entities, notes in the foreign market, for hedging net investment in foreign entities, to offset changes in exchange rates.

On December 31, 2017, the balance of foreign exchange hedging instruments designated as net investments hedge in foreign entities, related to part of the investments made in entities which functional currency is other than the Brazilian Real, totaled US$ 113.0 million. On December 31, 2017, the unrealized loss of “Other comprehensive income” is R$ 6.2 million (loss of R$ 2.8 million on December 31, 2016), net of deferred income and social contribution taxes. The effects of exchange rate changes on investments and hedging instruments were offset in shareholders’ equity.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Gains (losses) on Hedging Instruments

The following tables summarize the value of gains (losses) recognized, which affected the shareholders’ equity of the Company and its subsidiaries:

	R$ million
	2017
	Profit or loss	Equity
a – Exchange rate swaps receivable in U.S. dollars(i)(ii)	(72.1)	5.3
b – Exchange rate swaps payable in U.S. dollars(ii)	3.2	—
c – Interest rate swaps in R$(iii)	15.9	—
d – Non-derivative financial instruments(iv)	(104.2)	(36.7)

Total	(157.2)	(31.4)

	R$ million
	2016	2016
	Profit or loss	Equity
a – Exchange rate swaps receivable in U.S. dollars(i)(ii)	(177.0)	(13.8)
b – Exchange rate swaps payable in U.S. dollars(ii)	9.2	—
c – Interest rate swaps in R$(iii)	(0.5)	—
d – Non-derivative financial instruments(iv)	(28.5)	(14.9)

Total	(196.8)	(28.7)

	R$ million
	2015
	Profit or loss	Equity
a – Exchange rate swaps receivable in U.S. dollars(i)(ii)	(143.1)	6.3
b – Exchange rate swaps payable in U.S. dollars(ii)	(2.2)	(31.3)
c – Interest rate swaps in R$(iii)	1.1	—

Total	(144.2)	(25.0)

(i)	Does not consider the effect of exchange rate variation of exchange swaps receivable in U.S. dollars when this effect is offset in the gain or loss of the hedged item (debt/firm commitments).
(ii)	Considers the designation effect of foreign exchange hedging.
(iii)	Considers the designation effect of interest rate hedging in Brazilian Reais.
(iv)	Considers the results of notes in the foreign market.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Fair Value of Financial Instruments

The fair values and the carrying values of the financial instruments, including currency and interest rate hedging instruments, are stated below:

			2017		2016
	Category	Note	Carrying value	Fair value	Carrying value	Fair value
Financial assets:
Cash and cash equivalents
Cash and bank deposits	Loans and receivables	4	147,926	147,926	113,318	113,318
Financial investments in local currency	Measured at fair value through profit or loss	4	4,821,605	4,821,605	3,837,807	3,837,807
Financial investments in foreign currency	Measured at fair value through profit or loss	4	32,473	32,473	323,033	323,033
Financial investments:
Fixed-income securities and funds in local currency	Available for sale	4	68,742	68,742	113,640	113,640
Fixed-income securities and funds in local currency	Measured at fair value through profit or loss	4	1,076,849	1,076,849	1,053,369	1,053,369
Fixed-income securities and funds in local currency	Held to maturity	4	7,449	7,449	7,449	7,449
Fixed-income securities and funds in foreign currency	Available for sale	4	129,131	129,131	34,775	34,775
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4	85,753	85,753	218,458	218,458

Total			6,369,928	6,369,928	5,701,849	5,701,849

Financial liabilities:
Financing	Measured at fair value through profit or loss	14	1,047,809	1,047,809	1,428,907	1,428,907
Financing	Measured at amortized cost	14	6,740,872	6,761,907	6,990,269	6,881,085
Debentures	Measured at amortized cost	14	5,035,247	5,037,072	2,746,881	2,746,915
Debentures	Measured at fair value through profit or loss	14	554,402	554,402	—	—
Finance leases	Measured at amortized cost	14	48,515	48,515	48,716	48,716
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	14	163,749	163,749	202,357	202,357
Subscription warrants – indemnification	Measured at fair value through profit or loss	22	171,459	171,459	153,429	153,429

Total			13,762,053	13,784,913	11,570,559	11,461,409

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The fair value of financial instruments, including currency and interest hedging instruments, was determined as follows:

•	The fair value of cash and bank deposit balances are identical to their carrying values.

•	Financial investments in investment funds are valued at the value of the fund unit as of the date of the financial statements, which corresponds to their fair value.

•	Financial investments in CDBs (Bank Certificates of Deposit) and similar investments offer daily liquidity through repurchase at the “yield curve” and, therefore, the Company believes their fair value corresponds to their carrying value.

•	The fair value of trade receivables and trade payables are approximate to their carrying values.

•	The subscription warrants – indemnification were measured based on the share price of Ultrapar (UGPA3) at the financial statements date and are adjusted to the Company’s dividend yield, since the exercise is only possible starting in 2020 onwards and they are not entitled to dividends until then. The number of shares of subscription warrants – indemnification is also adjusted according to the changes in the amounts of provision for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014. (See Note 22).

•	The fair value calculation of notes in the foreign market (see Note 14.b) is based on the quoted price in an active market.

The fair value of other financial investments and financing was determined using calculation methodologies commonly used for mark-to-market reporting, which consist of calculating future cash flows associated with each instrument adopted and adjusting them to present value at the market rates as of December 31, 2017 and 2016. For some cases where there is no active market for the financial instrument, the Company and its subsidiaries can use quotes provided by the transaction counterparties.

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

(c)	Level 3—inputs for the asset or liability which are not based on observable market variables (unobservable inputs).

The table below shows a summary of the financial assets and financial liabilities measured at fair value in the Company’s and its subsidiaries:

	Category	Note	2017	Level 1	Level 2	Level 3
Financial assets:
Cash equivalents
Cash and banks	Loans and receivables	4	147,926	147,926	—	—
Financial investments in local currency	Measured at fair value through profit or loss	4	4,821,605	4,821,605	—	—
Financial investments in foreign currency	Measured at fair value through profit or loss	4	32,473	32,473	—	—
Financial investments:
Fixed-income securities and funds in local currency	Available for sale	4	68,742	68,742	—	—
Fixed-income securities and funds in local currency	Measured at fair value through profit or loss	4	1,076,849	1,076,849	—	—
Fixed-income securities and funds in local currency	Held to maturity	4	7,449	7,449	—	—
Fixed-income securities and funds in foreign currency	Available for sale	4	129,131	40,556	88,575	—
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4	85,753	—	85,753	—

Total			6,369,928	6,195,600	174,328	—

Financial liabilities:
Financing	Measured at fair value through profit or loss	14	1,047,809	—	1,047,809	—
Financing	Measured at amortized cost	14	6,761,907	2,523,643	4,238,264	—
Debentures	Measured at amortized cost	14	5,037,072	—	5,037,072	—
Debentures	Measured at fair value through profit or loss	14	554,402	—	554,402	—
Finance leases	Measured at amortized cost	14	48,515	—	48,515	—
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	14	163,749	—	163,749	—
Subscription warrants – indemnification(1)	Measured at fair value through profit or loss	22	171,459	—	171,459	—

Total			13,784,913	2,523,643	11,261,270	—

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Category	Note	2016	Level 1	Level 2	Level 3
Financial assets:
Cash equivalents
Cash and banks	Loans and receivables	4	113,318	113,318	—	—
Financial investments in local currency	Measured at fair value through profit or loss	4	3,837,807	3,837,807	—	—
Financial investments in foreign currency	Measured at fair value through profit or loss	4	323,033	323,033	—	—
Financial investments:
Fixed-income securities and funds in local currency	Available for sale	4	113,640	113,640	—	—
Fixed-income securities and funds in local currency	Measured at fair value through profit or loss	4	1,053,369	1,053,369	—	—
Fixed-income securities and funds in local currency	Held to maturity	4	7,449	7,449	—	—
Fixed-income securities and funds in foreign currency	Available for sale	4	34,775	32,167	2,608	—
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4	218,458	—	218,458	—

Total			5,701,849	5,480,783	221,066	—

Financial liabilities:
Financing	Measured at fair value through profit or loss	14	1,428,907	—	1,428,907	—
Financing	Measured at amortized cost	14	6,881,085	2,338,920	4,542,165	—
Debentures	Measured at amortized cost	14	2,746,915	—	2,746,915	—
Finance leases	Measured at amortized cost	14	48,716	—	48,716	—
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	14	202,357	—	202,357	—
Subscription warrants – indemnification(1)	Measured at fair value through profit or loss	22	153,429	—	153,429	—

Total			11,461,409	2,338,920	9,122,489	—

(1)	Refers to subscription warrants issued by the Company in the Extrafarma acquisition.

The fair value of trade receivables and trade payables are classified as level 2.

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

For the sensitivity analysis of foreign exchange hedging instruments, management adopted as a likely scenario the Real/U.S. dollar exchange rates at maturity of each swap, projected by U.S dollar futures contracts quoted on B3 as of December 28, 2017. As a reference, the exchange rate for the last maturity of foreign exchange hedging instruments is R$ 5.83 in the likely scenario. Scenarios II and III were estimated with a 25% and 50% additional appreciation or depreciation of the Brazilian Real against the likely scenario, according to the risk to which the hedged item is exposed.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Based on the balances of the hedging instruments and hedged items as of December 29, 2017, the exchange rates were replaced, and the changes between the new balance in Brazilian Reais and the original balance in Brazilian Reais as of December 29, 2017 were calculated in each of the three scenarios. The table below shows the change in the values of the main derivative instruments and their hedged items, considering the changes in the exchange rate in the different scenarios:

	Risk	Scenario I (likely)	Scenario II	Scenario III
Currency swaps receivable in U.S. dollars
(1) U.S. Dollar / Real swaps	Dollar	198,138	690,432	1,182,726
(2) Debts/firm commitments in dollars	appreciation	(198,130)	(690,415)	(1,182,700)

(1)+(2)	Net effect	8	17	26

Currency swaps payable in U.S. dollars
(3) Real / U.S. Dollar swaps	Dollar	(97)	7,486	15,069
(4) Gross margin of Oxiteno	devaluation	97	(7,486)	(15,069)

(3)+(4)	Net effect	—	—	—

For sensitivity analysis of hedging instruments for interest rates in Brazilian Reais, the Company used the futures curve of the DI x Pre contract quoted on B3 as of December 28, 2017 for each of the swap and debt (hedged item) maturities, to determine the likely scenarios. Scenarios II and III were estimated based on a 25% and 50% deterioration, respectively, of the likely scenario pre-fixed interest rate.

Based on the three scenarios of interest rates in Brazilian Reais, the Company estimated the values of its debt and hedging instruments according to the risk which is being hedged (variations in the pre-fixed interest rates in Brazilian Reais), by projecting them to future value at the contracted rates and bringing them to present value at the interest rates of the estimated scenarios. The result are shown in the table below:

	Risk	Scenario I (likely)	Scenario II	Scenario III
Interest rate swap (in Brazilian Reais) – Debentures—CRA
(1) Fixed rate swap—CDI	Decrease in	13,691	95,292	192,204
(2) Fixed rate debt	Pre-fixed rate	(13,691)	(95,292)	(192,204)

(1) + (2)	Net effect	—	—	—

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

32.	Commitments

a.	Contracts

Subsidiary Tequimar has agreements with CODEBA and Complexo Industrial Portuário Governador Eraldo Gueiros, in connection with its port facilities in Aratu and Suape, respectively. Such agreements establish a minimum cargo movement of products, as shown below:

Port	Minimum movement in tons per year	Maturity
Aratu	397,000	2031
Aratu	900,000	2022
Suape	250,000	2027
Suape	400,000	2029

If the annual movement is less than the minimum contractual movement, the subsidiary is liable to pay the difference between the effective movement and the minimum contractual movement, based on the port tariff rates in effect on the date established for payment. As of December 2017, these rates were R$ 6.99 per ton for Aratu and R$ 2.90 per ton for Suape. The subsidiary has met the minimum cargo movement required since the beginning of the contractual agreements.

Subsidiary Oxiteno Nordeste has a supply agreement with Braskem S.A. which establishes a minimum annually consumption level of ethylene, and conditions for the supply of ethylene until 2021. The minimum purchase commitment clause provided for a minimum annual consumption of 205 thousand tons in 2017. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine based on the current ethylene price for the quantity not purchased. According to contractual conditions and tolerances, there are no material issues regarding the minimum purchase commitment.

Subsidiary Oxiteno S.A. has a supply agreement with Braskem S.A., valid until 2023, which establishes and regulates the conditions for supply of ethylene to Oxiteno based on the international market for this product. The minimum purchase is 22,050 tons of ethylene semiannually. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine based on the current ethylene price for the quantity not purchased. According to contractual conditions and tolerances, there are no material issues regarding the minimum purchase commitment.

b.	Insurance Coverage in Subsidiaries

The Company maintains insurance policies with the objective of covering several risks to which it is exposed, including loss of profits, losses and damage from fire, lightning, explosion of any kind, gale, aircraft crash, electric damage, and other risks, covering the industrial plants and distribution bases and branches of all subsidiaries. The maximum compensation values based on the risk analysis of possible losses of certain locations are shown below:

Maximum compensation value(*)
Oxiteno	US$1,142
Ipiranga	R$924
Ultracargo	R$740
Ultragaz	R$150
Extrafarma	R$160

(*)	In millions. In accordance with policy conditions.

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

The Company maintains liability insurance policies for directors and executive officers (D&O) to indemnify the members of the Board of Directors, fiscal council and executive officers of Ultrapar and its subsidiaries (“Insured”) in the total amount of US$ 80 million, which cover any of the Insured liabilities resulting from wrongful acts, including any act or omission committed or attempted, except if the act, omission or the claim is consequence of gross negligence or willful misconduct.

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

Subsidiaries Cia. Ultragaz, Bahiana, Tequimar, Serma, and Oxiteno S.A. have operating lease contracts for the use of IT equipment. These contracts have terms from 36 to 48 months. The subsidiaries have the option to purchase the assets at a price equal to the fair market price on the date of option, and management does not intend to exercise such option. Subsidiaries Cia. Ultragaz and Bahiana have operating lease contracts related to vehicles in their fleet. These contracts have terms of 24 to 60 months and there is no purchase option. The future disbursements (installments), assumed under these contracts, amount approximately to:

	Up to 1 year	Between 1 and 5 years	More than 5 years	Total
2017	38,321	62,832	—	101,153

The subsidiaries IPP, Extrafarma, and Cia. Ultragaz have operating lease contracts related to land and building of service stations, drugstores, and stores, respectively. The future disbursements and receipts (installments), arising from these contracts, amount approximately to:

		Up to 1 year	Between 1 and 5 years	More than 5 years	Total
2017	payable	167,733	530,744	444,582	1,143,059
	receivable	(60,705)	(178,696)	(128,307)	(367,708)

The expense recognized in 2017 for operating leases was R$ 160,465 (R$ 101,330 in 2016 and R$ 100,522 in 2015), net of sublease income.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

33.	Ultracargo – Fire Accident in Santos

In April 2015, a fire occurred in six ethanol and gasoline tanks operated by Ultracargo in Santos, which represented 4% of the subsidiary’s overall capacity as of December 31, 2014. The Civil and Federal Police investigated the accident and its impacts, and concluded that it is not possible to determine the cause of the accident and neither to individualize active or passive conduct related to the cause, and there was no criminal charge against either individual or the subsidiary, by both authorities. Notwithstanding that, the Brazilian Federal Public Prosecutor denounced the subsidiary Tequimar in the criminal sphere, which shall wait for the court summons in order to take the necessary measures for its defense.

The decommissioning stage of the affected area were completed. In June 2017, the licensing required for the return to operation of 67.5 thousands cubic meters from the total of 150 thousands cubic meters affected by the fire was obtained. The remaining tanks continue to be paralyzed and in the process of recovery for subsequent licensing and start of operation.

As of December 31, 2016, the insurance receivable in the amount of R$ 366,678 and indemnities to customers and third parties in the amount of R$ 99,863 were recognized. In the first quarter of 2017, Ultracargo received the full amount from the insurers. As of December 31, 2017, the indemnities to customers and third parties remaining amount is R$ 72,216. In addition, as of December 31, 2017, there are contingent liabilities not recognized related to lawsuits and extrajudicial lawsuits in the amount of R$ 88,075 and R$ 25,852 (R$ 96,408 and R$ 16,637 as of December 31, 2016), respectively.

34.	Subsequent Events

Acquisition under approval

On January 30, 2018, the Company through its subsidiary Tequimar entered into a sale and purchase agreement for the acquisition of 100% of the quotas of TEAS Terminal Exportador de Álcool de Santos Ltda. (“TEAS”), owned by Raízen Energia S.A. and Raízen Araraquara Açúcar e Álcool Ltda., which had already been operated by the subsidiary Tequimar in the Port of Santos. The purchase price of the acquisition was R$ 103 million. The closing of the acquisition is subject to certain usual conditions precedent in transactions of similar nature, mainly the approval by CADE. On February 14, 2018, this transaction was approved without restrictions through an opinion issued by the General Superintendence of CADE. The parties must wait 15 days for the approval to be formally validated.

Issuance of Debentures

In February 2018, the Company made its sixth issuance of debentures in a single series of 1,725,000, simple, non-convertible into shares, nominative, book-entry and unsecured debentures with a par value of R$ 1,000.00, final maturity in 5 years (lump sum at final maturity) and interest of 105.25% of CDI.