Form 20-F/A
period 2017-12-31
ULTRAPAR HOLDINGS INC
filed 2018-05-04
CIK 1094972

As filed with the Securities and Exchange Commission on May 4, 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

For the transition period from                        to                         .

Commission file number: 001-14950

ULTRAPAR PARTICIPAÇÕES S.A.

(Exact name of Registrant as specified in its charter)

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s name into English)

The Federative Republic of Brazil

(Jurisdiction of incorporation or organization)

Avenida Brigadeiro Luis Antônio, 1343 – 9º andar

São Paulo, SP, Brazil 01317-910

Telephone: 55 11 3177 3820

(Address of principal executive offices)

André Pires de Oliveira Dias

Chief Financial and Investor Relations Officer

Avenida Brigadeiro Luis Antônio, 1343 – 9º andar

São Paulo, SP, Brazil 01317-910

Email: invest@ultra.com.br

Telephone: 55 11 3177 7014

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

The number of outstanding shares of each class as of December 31, 2017 was:

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files)    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filers,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

International Financial Reporting Standards as issued by the International Accounting Standards Board  ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐  Yes    ☒ No

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 20-F of Ultrapar Participações S.A. (the “Company”) amends the Company’s Annual Report on Form 20-F for the year ended December 31, 2017 (the “Original 20-F”), which was filed with the Securities and Exchange Commission on April 6, 2018. The Company is filing this Amendment No. 1 solely to furnish Exhibit 101, which was not included in the Original 20-F. Exhibit 101 includes information about the Company in eXtensible Business Reporting Language (XBRL). Exhibit 101 was omitted from the Original 20-F in accordance with the 30-day grace period provided under Rule 405(a)(2)(ii) of Regulation S-T.

Except as described above, this Amendment No. 1 does not amend any information set forth in the Original 20-F, and the Company has not updated disclosures included therein to reflect any events that occurred subsequent to April 6, 2018.

Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed furnished and not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, and are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and are otherwise not subject to liability under those sections.

PART III

ITEM 19.	EXHIBITS

Exhibit Number	Description
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	In accordance with Rule 406T(b)(2) of Regulation S-T, this eXtensible Business Reporting Language (XBRL) information is furnished and not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the annual report on Form 20-F on its behalf.

ULTRAPAR PARTICIPAÇÕES S.A.

By:	/S/ FREDERICO PINHEIRO FLEURY CURADO
Name:	Frederico Pinheiro Fleury Curado
Title:	Chief Executive Officer

Date: May 4, 2018	By:	/S/ ANDRÉ PIRES DE OLIVEIRA DIAS
	Name:	André Pires de Oliveira Dias
	Title:	Chief Financial and Investor Relations Officer