Form 20-F
period 2018-12-31
ULTRAPAR HOLDINGS INC
filed 2019-04-23
CIK 1094972

As filed with the Securities and Exchange Commission on April 22, 2019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

The number of outstanding shares of each class as of December 31, 2018.

Title of Class	Number of Shares Outstanding
Common Stock	543,014,947

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulations S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

1

INTRODUCTION

Ultrapar is a Brazilian company with more than 80 years of history, with leading positions in the markets in which it operates: specialized distribution and retail through Ultragaz, Ipiranga and Extrafarma, production of specialty chemicals through Oxiteno and liquid bulk storage services through Ultracargo.

•

Ultragaz is the leader in LPG (as defined below) distribution in Brazil, which is one of the largest markets worldwide. Ultragaz had a 23.6% market share as of December 31, 2018 according to ANP and was one of the largest independent LPG distributors in the world in terms of volume sold. “Item 4.B. Information on the Company—Business Overview—Distribution of Liquefied Petroleum Gas—Ultragaz—Competition.” As of December 31, 2018, we delivered LPG to an estimated 11 million households through a network of approximately 5.4 thousand independent retailers in the bottled segment and to approximately 54 thousand customers in the bulk segment.

•

Ipiranga is one of the largest fuel distributors in Brazil, with a network of 7,218 service stations and 20.2% market share as of December 31, 2018 according to ANP. See “Item 4.B. Information on the Company—Business Overview—Fuel Distribution—Ipiranga—Competition.”

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

•

Ultracargo has a leading position in its sector, being the largest provider of liquid bulk storage in Brazil in terms of number of terminals and storage capacity according to ABTL, with six terminals and a storage capacity of 700 thousand cubic meters as of December 31, 2018.

•	Extrafarma is the fifth largest drugstore chain in Brazil, according to ABRAFARMA, with 433 drugstores and 2 distribution centers as of December 31, 2018.

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

•	“Alesat” are to Alesat Combustíveis S.A.;

•	“am/pm” are to Ipiranga’s convenience stores franchise network that operate under the brand am/pm, managed by am/pm Comestíveis Ltda.;

•	“American Chemical” are to American Chemical I.C.S.A., a company that was acquired by Oxiteno in November 2012, currently Oxiteno Uruguay;

•	“ANFAVEA” are to Associação Nacional dos Fabricantes de Veículos Automotores, the Brazilian association of vehicle producers;

•	“ANP” are to the Agência Nacional do Petróleo, Gás Natural e Biocombustíveis, the Brazilian oil, natural gas and biofuels regulatory agency;

•	“ANVISA” are to the Agência Nacional de Vigilância Sanitária, the Brazilian health surveillance agency;

•	“Aqces” are to Aqces Logística Internacional Ltda.;

•	“Arch Andina” are to Arch Química Andina, C.A., a company that was acquired by Oxiteno in September 2007, currently Oxiteno Andina;

•	“ARLA” are to Automotive Liquid Reducing Agent;

•	“B3” are to the B3 S.A.—Brasil, Bolsa, Balcão, the São Paulo Stock Exchange;

•	“Braskem” are to Braskem S.A.;

•	“Brazil” are to the Federative Republic of Brazil;

•

“Brazilian Corporate Law” are to Law No. 6,404 enacted in December 1976, as amended by Law No. 9,457 enacted in May 1997, by Law No. 10,303 enacted in October 2001, by Law No. 11,638 enacted in December 2007, by Law No. 11,941 enacted in May 2009, by Law No. 12,431 enacted in June 2011, by Law No. 12,810 enacted in May 2013, and by Law No. 13,129 enacted in May 2015;

•

“Brazilian GAAP” are accounting practices adopted in Brazil that comprise the Brazilian Corporate Law and the Pronouncements, Guidelines and Interpretations issued by the Accounting Pronouncements Committee (“CPC”) and approved by the Federal Accounting Council (“CFC”) and the Brazilian Securities and Exchange Commission (“CVM”);

•	“Brazilian government” are to the federal government of the Federative Republic of Brazil;

•	“CADE” are to Conselho Administrativo de Defesa Econômica, the Brazilian Antitrust Authority;

•	“Canamex” are to the chemical business formerly owned by the Berci Group, a company that was acquired by Oxiteno in December 2003, currently Oxiteno Mexico;

•	“CBL” are to Chevron Brasil Ltda. (currently IPP), a former subsidiary of Chevron that, together with Galena, held Texaco;

•	“CBLSA” are to Chevron Brasil Lubrificantes S.A., now called Iconic;

•	“CBPI” are to Companhia Brasileira de Petróleo Ipiranga, a company that was merged into IPP in November 2009;

•	“CDI” are to the Brazilian money market interest rate (Certificados de Depósito Interbancário);

•	“Central Bank” are to the Banco Central do Brasil, the Brazilian central bank;

•	“Chevron” are to Chevron Latin America Marketing LLC and Chevron Amazonas LLC;

•	“Cia. Ultragaz” are to Companhia Ultragaz S.A.;

•	“Code” are to the U.S. Internal Revenue Code of 1986, as amended;

•

“Commodity Exception” are to gains derived from “qualified active sales” of commodities and “qualified hedging transactions” involving commodities, within the meaning of the applicable U.S. Treasury regulations;

•	“Conab” are to the National Supply Company (Companhia Nacional de Abastecimento), a public company responsible for managing agricultural and supply policies;

•	“CONAMA” are to Conselho Nacional do Meio Ambiente – the National Council of the Environment;

•

“ConectCar” are to ConectCar Soluções de Mobilidade Eletrônica S.A., a joint-venture initially formed by Ipiranga and OTP (Odebrecht Transport S.A.), which started its operations in November 2012. In January 2016, Redecard S.A. acquired OTP’s interest in ConectCar;

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

•

“ICVM 527/12” are to CVM Instruction No. 527/12, issued by the CVM on October 4, 2012, which governs the voluntary disclosure by listed companies in Brazil of EBITDA—Earnings Before Interest, Taxes, Depreciation and Amortization, and EBIT—Earnings Before Interest and Taxes, for the results disclosed from January 1, 2013 onwards;

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

•

“Extrafarma Transaction” are to the exchange of shares of Extrafarma for Ultrapar’s shares on January 31, 2014, as described in “Item 4.A. Information on the Company—History and Development of the Company—Extrafarma”;

•	“FGTS” are to Fundo de Garantia do Tempo de Serviço, the Brazilian government severance indemnity fund;

•	“Galena” are to Sociedade Anônima de Óleo Galena Signal, a former subsidiary of Chevron that, together with CBL, held Texaco;

•	“IAS” are to International Accounting Standard;

•	“IASB” are to International Accounting Standards Board;

•	“Iconic” are to Iconic Lubrificantes S.A., formerly CBLSA, an association formed by Ipiranga and Chevron, which started its operations in December 2017;

•	“IFRS” are to International Financial Reporting Standards, as issued by IASB;

•	“IGP-M” are to General Index of Market Prices of Brazilian inflation (Índice Geral de Preços – Mercado), calculated by the Getulio Vargas Foundation;

•	“IpiLubs” are to Ipiranga Lubrificantes S.A., a company that was merged into CBLSA in November 2018;

•	“Ipiranga” are to Ultrapar’s subsidiaries that operate in the fuel distribution business and related activities;

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

•	“IPP” are to Ipiranga Produtos de Petróleo S.A., formerly CBL;

•	“IQVIA”, are to the merger of Quintiles and IMS Health, Inc.;

•	“IRS” are to U.S. Internal Revenue Service;

•	“Key Shareholders” are to Ipiranga Group’s former controlling shareholders prior to the closing of the Ipiranga Group SPA;

•	“Latin America” are to countries in America other than the United States and Canada;

•	“Liquigás” are to Liquigás Distribuidora S.A.;

•	“LPG” are to liquefied petroleum gas;

•	“LPG International” are to LPG International Inc.;

•	“Northern Distribution Business” are to former CBPI’s fuel and lubricant distribution businesses located in the North, Northeast and Midwest regions of Brazil;

•

“NAFTA” are to North American Free Trade Agreement, formed by the United States, Canada and Mexico. A revised version of NAFTA has been agreed to by all three countries for approval under a new name, the United States Mexico Canada Agreement, or USMCA, and is awaiting legislative approval before it comes into force;

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

•	“Oxiteno Andina” are to the business of Oxiteno carried out in Venezuela;

•	“Oxiteno Mexico” are to the business of Oxiteno carried out in Mexico;

•	“Oxiteno Nordeste” are to Oxiteno Nordeste S.A. Indústria e Comércio;

•	“Oxiteno Uruguay” are to the business of Oxiteno carried out in Uruguay;

•	“Oxiteno USA” are to the business of Oxiteno carried out in the United States;

•	“Parth” are to Parth do Brasil Participações Ltda., an investment company controlled by Mrs. Daisy Igel’s family and owner of 8% of Ultrapar’s capital stock;

•	“Petrobras” are to Petrobras – Petróleo Brasileiro S.A.;

•	“Petrochemical Business” are to IQ, IPQ and IPQ’s stake in Copesul;

•	“PFIC” are to passive foreign investment company;

•

“PIS and COFINS taxes” are to Programa de Integração Social (Integration Program Taxes) and Contribuição para o Financiamento da Securidade Social (Contribution for the Financing of Social Security Taxes), respectively;

•	“Plural”, formerly Sindicom, are to the Brazilian association of fuel distributors;

•	“Real”, “Reais” or “R$” are to Brazilian Reais, the official currency of Brazil;

•	“Repsol” are to Repsol Gás Brasil S.A., a company that was acquired by Ultragaz in October 2011 and was merged into Cia. Ultragaz in December 2012;

•	“RPR” are to Refinaria de Petróleo Riograndense S.A. (formerly Refinaria de Petróleo Ipiranga S.A.), a joint-venture owned by Petrobras, Braskem and Ultrapar;

•	“SBP” are to Sociedade Brasileira de Participações Ltda., a company that was merged into IPP in August 2009;

•	“SEC” are to the U.S. Securities and Exchange Commission;

•	“Securities Act” are to the U.S. Securities Act of 1933, as amended;

•	“Selic” are to the Brazilian base interest rate;

•

“Serma” are to Associação dos Usuários de Equipamentos de Processamento de Dados e Serviços Correlatos, our wholly owned company, responsible for providing IT services to Ultrapar and its subsidiaries;

•	“Share Exchange” are to the exchanges of RPR’s, DPPI’s and CBPI’s preferred shares and any remaining common shares for Ultrapar’s preferred shares in connection with the acquisition of Ipiranga Group;

•	“Sindigás” are to the Brazilian association of LPG distributors;

•	“Sindusfarma” are to Sindicato da Indústria de Produtos Farmacêuticos no Estado de São Paulo, the Brazilian association of the industry of pharmaceutical products in the state of São Paulo;

•	“Southern Distribution Business” are to Ipiranga Group’s fuel and lubricant distribution businesses located in the South and Southeast regions of Brazil and their related activities;

•	“STF” are to Supremo Tribunal Federal, the Brazilian Supreme Federal Court;

•	“SUDENE” are to Superintendência do Desenvolvimento do Nordeste, the development agency of the Northeast of Brazil;

•	“TEAS” are to TEAS – Terminal Exportador de Álcool de Santos Ltda., a company acquired by Ultracargo in March 2018;

•	“Temmar” are to Terminal Marítimo do Maranhão S.A., a company that was acquired by Ultracargo in August 2012 and was merged into Tequimar in December 2013;

•	“Tequimar” are to Terminal Químico de Aratu S.A., Ultracargo’s subsidiary that operates in the liquid bulk storage segment;

•	“Texaco” are to the Texaco-branded fuels marketing business in Brazil, previously carried-out by CBL and Galena, companies that were acquired by Ipiranga in March 2009;

•	“Tropical” are to Tropical Transportes Ipiranga Ltda.;

•	“TRR” are to Retail Wholesale Resellers, specialized resellers in the fuel distribution;

•

“Ultra S.A.” are to Ultra S.A. Participações, a holding company owned by members of the founding family and senior management of Ultrapar. Ultra S.A. is the largest shareholder of Ultrapar, holding 22% of its total capital stock;

•	“Ultracargo” are to Ultracargo Operações Logísticas e Participações Ltda., our wholly owned subsidiary and its subsidiaries that provide storage, handling and logistics services for liquid bulk cargo;

•	“Ultragaz” are to Ultrapar’s subsidiaries that operate in the distribution of LPG;

•	“Ultrapar International” are to Ultrapar International S.A.;

•	“União Terminais” are to União Terminais e Armazéns Gerais Ltda., a company that was merged into Tequimar in December 2008;

•	“União Vopak” are to União Vopak Armazéns Gerais Ltda., a joint venture in which Ultracargo has a 50% stake;

•	“Unipar” are to União das Indústrias Petroquímicas S.A.;

•	“U.S. Holder” has the meaning given in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations”;

•	“US$”, “dollar”, “dollars” or “U.S. dollars” are to the United States dollar; and

•

“2018 Shareholders’ Agreement” has the meaning given in “Item 4.A. Information on the Company—History and Development of the Company”, “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders” and “Item 10. Additional Information—Material Contracts.”

Unless otherwise specified, data related to (i) the Brazilian petrochemical industry included in this annual report were obtained from ABIQUIM, (ii) the LPG business were obtained from Sindigás and ANP, (iii) the fuel distribution business were obtained from Plural and ANP, (iv) the liquid bulk storage industry were obtained from ABTL, and (v) the retail pharmacy business were obtained from ABRAFARMA, IQVIA, ABIHPEC and Sindusfarma.

PRESENTATION OF FINANCIAL INFORMATION

Our audited consolidated financial statements included in Items 17 and 18 were prepared in accordance with IFRS as issued by the IASB and include our consolidated Statements of Financial Position, as of December 31, 2018 and 2017 and the related Statements of Profit or Loss, Statements of Comprehensive Income, Statements of Changes in Equity and Statements of Cash Flows for the years ended December 31, 2018, 2017 and 2016, as well as notes thereto.

The following standards became effective on January 1, 2018.

•

IFRS 9—Financial instrument classification and measurement that includes new requirements for the classification and measurement of financial assets and liabilities, derecognition requirements, new impairment methodology for financial instruments, and new hedge accounting guidance.

•	IFRS 15—Revenue from contracts with customers, which establishes the principles of nature, amount, timing and uncertainty of revenue and cash flow arising from a contract with a customer.

These adoptions impacted our consolidated financial statements. Thus, the information for the years ended December 31, 2017 and 2016, presented in this annual report, has been retrospectively restated to reflect the changes resulting from the adoption of IFRS 9 and 15 as the Company adopted the full retrospective method. For further information about the adoption of these standards with respect to our Statements of Financial Position as of December 31, 2017 and January 1, 2017 and Statements of Profit or Loss and Statements of Cash Flows for the years ended December 2017 and 2016 see Note 2.x of our audited consolidated financial statements. For the years ended December 31, 2015 and 2014, presented in this annual report, the information was the same as previously reported in the respective years, without retrospective restatement.

The financial information presented in this annual report should be read in conjunction with our consolidated financial statements.

On April 11, 2019 the exchange rate for Reais into U.S. dollars was R$3.840 to US$1.00, based on the commercial selling rate as reported by the Central Bank. The commercial selling rate was R$3.875 to US$1.00 on December 31, 2018, R$3.308 to US$1.00 on December 31, 2017, and R$3.259 to US$1.00 on December 31, 2016. The Real/dollar exchange rate fluctuates widely, and the current commercial selling rate may not be indicative of future exchange rates. See “Item 3.A. Key Information—Selected Consolidated Financial Data—Exchange Rates” for information regarding exchange rates for the Brazilian currency. Solely for the convenience of the reader, we have translated some amounts included in “Item 3.A. Key Information—Selected Consolidated Financial Data” and elsewhere in this annual report from Reais into U.S. dollars using the commercial selling rate as reported by the Central Bank at December 31, 2018 of R$3.875 to US$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. Such translations should not be construed as representations that the Real amounts represent or have been or could be converted into U.S. dollars as of that or any other date.

Segment information for our businesses is presented on an unconsolidated basis. See Note 32 to our consolidated financial statements for further information on segment information. Consequently, intercompany transactions have not been eliminated in segment information, and such information may differ from consolidated financial information provided elsewhere in this annual report. See “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions” for more information on intercompany transactions.

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables and charts may not be an arithmetic aggregation of the figures that precede them.

Market share and economic information

All market share information, unless otherwise specified, related to (i) the LPG business was obtained from ANP, (ii) the fuel distribution business was obtained from Plural and ANP, (iii) the liquid bulk storage industry was obtained from ABTL and (iv) the retail pharmacy business was obtained from ABRAFARMA and IQVIA. Unless otherwise specified, all macroeconomic data are obtained from the Instituto Brasileiro de Geografia e Estatística—IBGE, Fundação Getulio Vargas—FGV and the Central Bank. Although we do not have any reason to believe any of this information is inaccurate in any material respect, we have not independently verified any such information.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act subject to risks and uncertainties, including our estimates, plans, forecasts and expectations regarding future events, strategies and projections. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or revise any forward-looking statements after we distribute this annual report because of new information, future events and other factors. Words such as “believe”, “expect”, “may”, “will”, “plan”, “strategy”, “prospect”, “foresee”, “estimate”, “project”, “anticipate”, “can”, “intend” and similar words are intended to identify forward-looking statements. We have made forward-looking statements with respect to, among other things, our:

•	strategy for marketing and operational expansion;

•	capital expenditures forecasts; and

•	development of additional sources of revenue.

The risks and uncertainties described above include, but are not limited to:

•	the effect of the global economic situation on the Brazilian and Latin American economic condition;

•	general economic and business conditions, including the price of crude oil and other commodities, refining margins and prevailing foreign exchange rates;

•	competition;

•	ability to produce and deliver products on a timely basis;

•	ability to anticipate trends in the LPG, fuels, chemicals, logistics and retail pharmacy industries, including changes in capacity and industry price movements;

•	changes in official regulations;

•	receipt of official authorizations and licenses;

•	political, economic and social events in Brazil and the other countries in which we have operations;

•	access to sources of financing and our level of indebtedness;

•	ability to integrate acquisitions;

•	regulatory issues relating to acquisitions;

•	instability and volatility in the financial markets;

•	availability of tax benefits; and

•	other factors contained in this annual report under “Item 3.D. Key Information—Risk Factors.”

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

We have selected the following consolidated financial data from our audited consolidated financial statements, for the periods indicated. You should read our selected consolidated financial data in conjunction with “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements and notes thereto included in this annual report. Our consolidated financial statements are prepared in Reais and in accordance with IFRS. The consolidated Statements of Financial Position as of December 31, 2018 and 2017 and January 1, 2017 and the Statements of Profit or Loss and Statements of Cash Flows as of and for the years ended December 31, 2018, 2017 and 2016 are derived from our audited consolidated financial statements included in this annual report. For the years ended December 31, 2015 and 2014, the information is derived from our audited consolidated financial statements as previously reported in the respective years, without retrospective restatement. See “Presentation of Financial Information” and “Item 5.A. Operating and Financial Review and Prospects — Operating Results — Critical accounting policies.” The following table presents our selected financial information in accordance with IFRS at the dates and for each of the periods indicated.

	Years Ended December 31,
	2018(1)	2018	2017	2016	2015	2014
			Restated(2)		As previously reported(2)
	(in millions, except per share data)
Statements of Profit or Loss data:	US$	R$	R$	R$	R$	R$
Net revenue from sales and services	23,407.1	90,698.0	79,230.0	76,740.0	75,655.3	67,736.3
Cost of products and services sold	(21,817.2)	(84,537.4)	(72,431.5)	(70,196.9)	(68,933.7)	(62,304.6)

Gross profit	1,589.9	6,160.6	6,798.5	6,543.1	6,721.6	5,431.7
Operating income (expenses)
Selling and marketing	(689.3)	(2,670.9)	(2,486.4)	(2,220.2)	(2,516.6)	(2,158.7)
General and administrative	(419.6)	(1,625.8)	(1,576.5)	(1,445.9)	(1,321.3)	(1,130.3)
Gain (loss) on disposal of property, plant and equipment and intangibles	(5.7)	(22.1)	(2.2)	(6.1)	27.3	37.0
Other operating income, net	14.8	57.5	59.4	199.0	50.6	106.9
Financial result, net	(29.3)	(113.5)	(474.3)	(842.6)	(703.3)	(445.4)
Share of profit (loss) of joint-ventures and associates	(3.8)	(14.8)	20.7	7.5	(10.9)	(16.5)

Income before income and social contribution taxes	457.1	1,771.0	2,339.1	2,234.8	2,247.3	1,824.7
Income and social contribution taxes
Current	(122.9)	(476.3)	(922.5)	(800.5)	(719.5)	(551.7)
Deferred	(41.9)	(162.4)	109.2	112.5	(14.8)	(21.7)

	(164.8)	(638.7)	(813.3)	(688.0)	(734.3)	(573.5)

Net income for the year	292.2	1,132.3	1,525.9	1,546.8	1,513.0	1,251.2
Net income for the year attributable to:
Shareholders of the Company	296.9	1,150.4	1,526.5	1,537.8	1,503.5	1,241.6
Non-controlling interests in subsidiaries	(4.7)	(18.1)	(0.6)	9.0	9.5	9.7
Earnings per share(3)
Basic	0.28	1.06	1.41	1.42	1.38	1.14
Diluted	0.27	1.05	1.40	1.41	1.37	1.13
Dividends per share(4)	0.33	1.26	1.75	1.67	1.60	1.42

(1)

The figures in Reais for December 31, 2018 have been converted into U.S. dollars using the exchange rate of US$1.00 = R$3.8748, which is the commercial rate reported by the Central Bank on that date. This information is presented solely for the convenience of the reader. You should not interpret the currency conversions in this annual report as a statement that the amounts in Reais currently represent such values in U.S. dollars. Additionally, you should not interpret such conversions as statements that the amounts in Reais have been, could have been or could be converted into U.S. dollars at this or any other foreign exchange rates. See “Item 3.A. Key Information—Selected Consolidated Financial Data—Exchange Rates.”

(2)	See “Presentation of Financial Information.”
(3)

Earnings per share are calculated based on the net income attributable to Ultrapar’s shareholders and the weighted average shares outstanding during each of the years presented. The earnings per share was adjusted retrospectively due to the approval of the stock split on April 10, 2019. See “Item 4.A. Information on the Company—History and Development of the Company—Recent Development” and Notes 31 and 35 to our consolidated financial statements for further information on earnings per share.

(4)	Dividends per share does not consider the approval of the stock split on April 10, 2019, which is scheduled to become effective on April 24, 2019.

The following table presents other financial data information at the dates and for each of the periods indicated.

	Years Ended December 31,
	2018(1)	2018	2017	2016	2015	2014
			Restated(2)		As previously reported(2)
	(in millions, except per share data)
Other financial data	US$	R$	R$	R$	R$	R$
Net cash provided by operating activities	745.6	2,889.0	1,739.0	1,988.9	3,201.7	2,650.7
Net cash used in investing activities	(820.1)	(3,177.6)	(1,371.8)	(1,324.0)	(801.8)	(1,540.2)
Net cash provided by (used in) financing activities	(206.7)	(801.0)	340.3	928.4	(2,520.7)	(539.3)
Depreciation and amortization(3)	209.7	812.5	704.5	628.2	1,002.6	887.8
Amortization of contractual assets with customers – exclusive rights (Ipiranga)(4)	96.0	371.8	463.0	463.5	—	—
Adjusted EBITDA(5)	792.0	3,068.9	3,981.0	4,169.0	3,953.3	3,157.9
Net debt(6)	(2,119.3)	(8,211.7)	(7,220.7)	(5,715.3)	(4,928.4)	(3,975.1)
Number of common shares (in thousands)(7)	556,405.1	556,405.1	556,405.1	556,405.1	556,405.1	556,405.1

(1)

The figures in Reais for December 31, 2018 have been converted into U.S. dollars using the exchange rate of US$1.00 = R$3.8748, which is the commercial rate reported by the Central Bank on that date. This information is presented solely for the convenience of the reader. You should not interpret the currency conversions in this annual report as a statement that the amounts in Reais currently represent such values in U.S. dollars. Additionally, you should not interpret such conversions as statements that the amounts in Reais have been, could have been or could be converted into U.S. dollars at this or any other foreign exchange rates. See “Item 3.A. Key Information—Selected Consolidated Financial Data—Exchange Rates.”

(2)	See “Presentation of Financial Information.”
(3)	Represents depreciation and amortization expenses included in cost of products and services sold and in selling, marketing, general and administrative expenses.
(4)

Represents amortization of contractual assets with customers – exclusive rights (Ipiranga) included in revenues reduction as a consequence of adoption of IFRS 15. See “Presentation of Financial Information.” In 2015 and 2014, the amortization of contractual assets with customers—exclusive rights (Ipiranga) was classified as amortization from intangible assets. See Note 2.a, 2.f and 11 to our consolidated financial statements for further information.

(5)

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) and Adjusted EBITDA (adjusted for amortization of contractual assets with customers—exclusive rights) are presented in this annual report in accordance with ICVM 527/12. The purpose of including EBITDA and Adjusted EBITDA information is to provide a measure used by management for internal assessment of our operating results, and because part of our employee profit sharing plan is linked directly or indirectly to EBITDA and Adjusted EBITDA performance. It is also a financial indicator widely used by investors and analysts to measure our ability to generate cash from operations and our operating performance. We also calculate EBITDA and Adjusted EBITDA in connection with covenants related to some of our financing, as described in Note 15 to our consolidated financial statements. We believe EBITDA and Adjusted EBITDA allow a better understanding not only of our financial performance but also of our capacity of meeting the payment of interest and principal from our debt and of obtaining resources for our investments and working capital. Our definition of EBITDA and Adjusted EBITDA may differ from, and, therefore, may not be comparable with similarly titled measures used by other companies, thereby limiting its usefulness as a comparative measure. Because EBITDA and Adjusted EBITDA exclude net financial expense (income), income and social contribution taxes, depreciation and amortization (and, in the case of Adjusted EBITDA, also excludes amortization of contractual assets with customers—exclusive rights), they provide an indicator of general economic performance that is not affected by debt restructurings, fluctuations in interest rates or changes in income and social contribution taxes, depreciation and amortization. EBITDA and Adjusted EBITDA are not measures of financial performance under IFRS and should not be considered in isolation, or as substitutes for net income, as measures of operating performance, as substitutes for cash flows from operations or as measures of liquidity. EBITDA and Adjusted EBITDA have material limitations that impair their value as a measure of a company’s overall profitability since they do not address certain ongoing costs of our business that could significantly affect profitability such as financial expense (income), income and social contribution taxes, depreciation and amortization, (and in the case of Adjusted EBITDA, also excludes amortization of contractual assets with customers—exclusive rights).

(6)

Net debt is included in this annual report in order to provide the reader with information relating to our overall indebtedness and financial position. Net debt is not a measure of financial performance or liquidity under IFRS. In managing our businesses, we rely on net debt as a means of assessing our financial condition. We believe that this type of measurement is useful for comparing our financial condition from period to period and making related management decisions. Net debt is also used in connection with covenants related to some of our financings.

(7)

The number of shares corresponds to the all of shares issued by the Company, including those held in treasury and does not consider the approval of the stock split on April 10, 2019, which is scheduled to become effective on April 24, 2019.

The tables below provide a reconciliation of net income and operating income before financial income (expenses) and share of profit (loss) of joint-ventures and associates to EBITDA and Adjusted EBITDA for Ultrapar and a reconciliation of operating income before financial income (expenses) and share of profit (loss) of joint-ventures and associates to Adjusted EBITDA for Ipiranga and to EBITDA for Ultragaz, Oxiteno, Ultracargo and Extrafarma for the years ended December 31, 2018, 2017, 2016, 2015 and 2014.

	Ultrapar
	Reconciliation of net income to EBITDA and Adjusted EBITDA
	Years ended December 31,
	2018	2017	2016	2015	2014
		Restated(1)		As previously reported(1)
	(in millions of Reais)
Net income	1,132.3	1,525.9	1,546.8	1,513.0	1,251.2
Net financial expenses	113.5	474.3	842.6	703.3	445.4
Income and social contribution taxes	638.7	813.3	688.0	734.3	573.5
Depreciation and amortization	812.5	704.5	628.2	1,002.6	887.8

EBITDA(2)	2,697.1	3,518.0	3,705.5	3,953.3	3,157.9

Adjustment
Amortization of contractual assets with customers—exclusive rights (Ipiranga)	371.8	463.0	463.5	—	—

Adjusted EBITDA(2)	3,068.9	3,981.0	4,169.0	3,953.3	3,157.9

	Ultrapar
	Reconciliation of operating income to Adjusted EBITDA
	Years ended December 31,
	2018	2017	2016	2015	2014
		Restated(1)		As previously reported(1)
	(in millions of Reais)
Operating income before financial income (expenses) and share of profit (loss) of joint-ventures and associates	1,899.4	2,792.7	3,069.9	2,961.5	2,286.6
Depreciation and amortization	812.5	704.5	628.2	1,002.6	887.8
Share of profit (loss) of joint-ventures and associates	(14.8)	20.7	7.5	(10.9)	(16.5)

EBITDA(2)	2,697.1	3,518.0	3,705.5	3,953.3	3,157.9

Adjustment
Amortization of contractual assets with customers—exclusive rights (Ipiranga)	371.8	463.0	463.5	—	—

Adjusted EBITDA(2)	3,068.9	3,981.0	4,169.0	3,953.3	3,157.9

	Ultragaz
	Reconciliation of operating income to EBITDA
	Years ended December 31,
	2018	2017	2016	2015	2014
		Restated(1)		As previously reported(1)
	(in millions of Reais)
Operating income before financial income (expenses) and share of profit (loss) of associates	35.6	255.9	267.3	213.9	169.0
Depreciation and amortization	222.5	182.8	158.2	143.2	136.4
Share of profit (loss) of associates	0.0	1.2	(0.0)	(0.1)	0.2

EBITDA(2)	258.1	440.0	425.4	357.0	305.5

	Oxiteno
	Reconciliation of operating income to EBITDA
	Years ended December 31,
	2018	2017	2016	2015	2014
		Restated(1)		As previously reported(1)
	(in millions of Reais)
Operating income before financial income (expenses) and share of profit (loss) of associates	457.1	141.4	311.5	579.5	264.2
Depreciation and amortization	167.4	153.1	149.7	158.3	138.5
Share of profit (loss) of associates	0.9	1.4	1.0	2.0	1.0

EBITDA(2)	625.4	295.9	462.2	739.8	403.7

	Ultracargo
	Reconciliation of operating income to EBITDA
	Years ended December 31,
	2018	2017	2016	2015	2014
		Restated(1)		As previously reported(1)
	(in millions of Reais)
Operating income (expenses) before financial income (expenses) and share of profit (loss) of joint-ventures and associates	124.7	75.0	127.7	(16.1)	117.3
Depreciation and amortization	52.4	47.7	43.4	41.7	49.4
Share of profit (loss) of joint-ventures and associates	1.3	1.6	(0.0)	0.7	0.2

EBITDA(2)	178.5	124.3	171.1	26.3	166.9

	Ipiranga
	Reconciliation of operating income to Adjusted EBITDA
	Years ended December 31,
	2018	2017	2016	2015	2014
		Restated(1)		As previously reported(1)
	(in millions of Reais)
Operating income before financial income (expenses) and share of profit (loss) of associates	1,396.6	2,357.1	2,364.0	2,154.6	1,758.1
Depreciation and amortization	283.4	245.4	220.3	612.7	529.0
Share of profit (loss) of associates	0.6	1.2	1.2	1.5	1.0

EBITDA(2)(3)	1,680.6	2,603.8	2.585,5	2,768.8	2,288.0

Adjustment Amortization of contractual assets with customers – exclusive rights	371.8	463.0	463.5	—	—

Adjusted EBITDA(2)(3)	2,052.4	3,066.8	3,049.0	2,768.8	2,288.0

	Extrafarma
	Reconciliation of operating income to EBITDA
	Years ended December 31,
	2018	2017	2016	2015	2014(4)
		Restated(1)		As previously reported(1)
	(in millions of Reais)
Operating income (expenses) before financial income (expenses)	(118.3)	(37.7)	(3.8)	5.0	16.9
Depreciation and amortization	71.6	60.8	42.7	23.7	12.8

EBITDA(2)	(46.8)	23.1	38.8	28.7	29.8

(1)	See “Presentation of Financial Information.”
(2)

See footnote 5 under “Item 3.A. Key Information—Selected Consolidated Financial Data” for a more complete discussion of EBITDA and Adjusted EBITDA and its reconciliation to information in our financial statements.

(3)

EBITDA and Adjusted EBITDA for Ipiranga do not include losses related to ConectCar in the amount of R$18.7 million, R$21.0 million, R$24.4 million, R$23.2 million and R$18.7 million in 2018, 2017, 2016, 2015 and 2014, respectively.

(4)

Reflects results of operations for the 11-month period from February 1, 2014, the date on which Extrafarma’s results of operations were consolidated into our financial statements, through December 31, 2014. For additional information, see “Presentation of Financial Information.”

The reconciliation of Adjusted EBITDA to cash flows from operating activities for the years ending December 31, 2018, 2017, 2016, 2015 and 2014 is presented in the table below:

	2018	2017	2016	2015	2014
		Restated(1)		As previously reported(1)
	(in millions of Reais)
Net income for the year	1,132.3	1,525.9	1,546.8	1,513.0	1,251.2
Adjustments to reconcile net income to Adjusted EBITDA:
Depreciation and amortization	812.5	704.5	628.2	1,002.6	887.8
Amortization of contractual assets with customers—exclusive rights	371.8	463.0	463.5	—	—
Financial result, net	113.5	474.3	842.6	703.3	445.4
Income and social contribution taxes	638.7	813.3	688.0	734.3	573.5

Adjusted EBITDA(2)	3,068.9	3,981.0	4,169.0	3,953.3	3,157.9

Adjustments to reconcile Adjusted EBITDA to cash provided by operating activities:
Financial result that affected the cash flow from operating activities	913.0	380.4	(78.8)	879.2	519.4
Current income and social contribution taxes	(476.3)	(922.5)	(800.5)	(719.5)	(551.7)
PIS and COFINS credits on depreciation	15.7	13.1	12.6	12.1	12.7
Assets retirement obligation	—	—	—	(3.9)	(4.0)
Others	109.3	129.0	85.9	0.3	(14.5)
(Increase) decrease in current assets
Trade receivables and reseller financing	(355.9)	(725.2)	(372.9)	(615.4)	(212.3)
Inventories	168.7	(606.5)	(267.5)	(615.4)	(184.3)
Recoverable taxes	(11.5)	(334.2)	87.0	(60.1)	(106.8)
Dividends received from subsidiaries and joint-ventures	42.4	29.4	7.9	—	—
Insurance and other receivables	(14.5)	358.7	(309.7)	13.6	(8.2)
Prepaid expenses	(37.5)	(23.0)	(40.0)	(14.2)	8.1
Increase (decrease) in current liabilities
Trade payables	576.2	412.4	249.1	181.0	192.1
Salaries and related charges	40.1	7.1	(41.6)	109.7	(19.6)
Taxes payable	46.5	33.1	4.0	30.0	19.1
Income and social contribution taxes	166.5	783.7	567.3	504.5	437.1
Post-employment benefits	15.6	5.1	11.2	—	(0.5)
Provision for tax, civil and labor risks	13.3	11.9	7.4	(18.8)	(5.1)
Insurance and other payables	(59.2)	(49.4)	54.0	29.2	(21.0)
Deferred revenue	8.2	(3.9)	(2.1)	1.0	0.6
(Increase) decrease in non-current assets
Trade receivables and reseller financing	(99.6)	(102.9)	(74.8)	(8.4)	(19.3)
Recoverable taxes	(539.5)	(130.2)	(47.2)	(60.0)	(38.0)
Escrow deposits	(58.8)	(39.8)	(37.9)	(44.0)	(80.6)
Other receivables	6.4	(4.4)	13.8	(10.7)	0.8
Prepaid expenses	(58.7)	(116.7)	(65.8)	(15.4)	0.5
Increase (decrease) in non-current liabilities
Post-employment benefits	(8.5)	(0.8)	(7.7)	10.9	9.5
Provision for tax, civil and labor risks	11.8	(68.2)	42.4	61.4	(12.0)
Other payables	(4.4)	88.0	(19.3)	20.1	(10.8)
Deferred revenue	(1.0)	0.4	1.5	3.3	(1.4)
Payments of contractual assets with customers—exclusive rights	(390.2)	(529.7)	(514.3)	—	—
Income and social contribution taxes paid	(197.9)	(836.8)	(644.2)	(422.0)	(416.6)

Net cash provided by operating activities	2,889.0	1,739.0	1,988.9	3,201.7	2,650.7

(1)	See “Presentation of Financial Information.”
(2)

See footnote 5 under “Item 3.A. Key Information—Selected Consolidated Financial Data” for a more complete discussion of EBITDA and Adjusted EBITDA and its reconciliation to information in our financial statements.

The table below provides a reconciliation of our consolidated balance sheet data to the net debt positions shown in the table:

	Ultrapar
	Reconciliation of consolidated statements of financial position to net debt
	As of December 31,
	2018	2017	2016	2015	2014
		Restated(1)		As previously reported(1)
	(in millions of Reais)
Current loans and hedging instruments and finance leases	(2,010.3)	(1,822.5)	(1,824.0)	(1,050.5)	(2,557.5)
Current debentures	(263.7)	(1,681.2)	(651.6)	(47.4)	(884.9)
Non-current loans and hedging instruments and finance leases	(6,530.6)	(6,159.4)	(6,846.2)	(5,604.9)	(3,533.9)
Non-current debentures	(6,401.5)	(3,927.6)	(2,095.3)	(2,198.8)	(1,399.0)

Gross debt position	(15,206.1)	(13,590.6)	(11,417.1)	(8,901.6)	(8,375.2)
Cash and cash equivalents	3,939.0	5,002.0	4,274.2	2,702.9	2,827.4
Current financial investments	2,853.1	1,283.5	1,412.6	803.3	1,441.8
Non-current financial investments	202.3	84.4	15.1	467.0	130.9

Net debt	(8,211.7)	(7,220.7)	(5,715.3)	(4,928.4)	(3,975.1)

(1)	See “Presentation of Financial Information.”

The following tables present our consolidated statements of financial position in accordance with IFRS as of the dates indicated.

	As of December 31,
	2018(1)	2018	2017	2016	2015	2014
			Restated(2)		As previously reported(2)
	(in millions)
Consolidated Statements of Financial Position Data:	US$	R$	R$	R$	R$	R$
Current assets
Cash and cash equivalents	1,016.6	3,939.0	5,002.0	4,274.2	2,702.9	2,827.4
Financial investments and hedging instruments	736.3	2,853.1	1,283.5	1,412.6	803.3	1,441.8
Trade receivables	1,050.2	4,069.3	3,861.3	3,177.1	3,167.2	2,604.1
Reseller financing	94.8	367.3	286.6	211.1	—	—
Inventories	865.7	3,354.5	3,513.7	2,781.4	2,495.2	1,925.0
Recoverable taxes	165.1	639.7	665.0	382.4	628.8	593.5
Recoverable income and social contribution taxes	66.4	257.2	216.6	159.4	—	—
Other receivables	15.4	59.6	55.2	395.9	32.5	43.3
Prepaid expenses	48.4	187.6	150.0	123.9	81.5	67.3
Contractual assets with customers – exclusive rights	125.0	484.5	456.2	448.3	—	—

Total current assets	4,183.9	16,211.7	15,490.1	13,366.1	9,911.4	9,502.4

Non-current assets
Financial investments and hedging instruments	52.2	202.3	84.4	15.1	467.0	130.9
Trade receivables	21.1	81.6	46.3	49.6	152.2	143.8
Reseller financing	89.9	348.3	283.7	177.5	—	—
Related parties	0.1	0.5	0.5	0.5	0.5	10.9
Deferred income and social contribution taxes	132.7	514.2	614.1	459.6	306.0	311.8
Recoverable taxes, net	192.8	747.2	234.7	146.8	135.4	75.4
Recoverable income and social contribution taxes	27.3	105.6	78.5	35.9	—	—
Escrow deposits	227.5	881.5	822.7	778.8	740.8	696.8
Indemnity asset – business combination	50.3	194.7	202.4	—	—	—
Other receivables	0.4	1.4	7.9	2.7	16.5	5.8
Prepaid expenses	103.0	399.1	346.9	222.5	146.7	131.2
Contractual assets with customers – exclusive rights	266.9	1,034.0	1,046.1	989.8	—	—

	1,164.0	4,510.4	3,768.2	2,878.6	1,965.2	1,506.7

	As of December 31,
	2018(1)	2018	2017	2016	2015	2014
			Restated(2)		As previously reported(2)
	(in millions)
	US$	R$	R$	R$	R$	R$
Investments
In joint-ventures	26.3	102.0	122.1	116.1	79.4	54.5
In associates	6.3	24.3	25.3	22.7	21.5	13.1
Other	0.7	2.8	2.8	2.8	2.8	2.8
Property, plant and equipment, net	1,878.5	7,278.9	6,637.8	5,796.4	5,438.9	5,092.0
Intangible assets, net	611.5	2,369.4	2,238.0	1,891.6	3,293.9	3,158.1

	2,523.3	9,777.3	9,026.1	7,829.7	8,836.6	8,320.5

Total non-current assets	3,687.3	14,287.7	12,794.2	10,708.4	10,801.7	9,827.3

TOTAL ASSETS	7,871.2	30,499.4	28,284.3	24,074.5	20,713.1	19,329.6

	As of December 31,
	2018(1)	2018	2017	2016	2015	2014
			Restated(2)		As previously reported(2)
	(in millions)
Consolidated Statements of Financial Position Data:	US$	R$	R$	R$	R$	R$
Current liabilities
Loans and hedging instruments	518.1	2,007.4	1,819.8	1,821.4	1,048.1	2,554.7
Debentures	68.1	263.7	1,681.2	651.6	47.4	884.9
Finance leases	0.7	2.8	2.7	2.6	2.4	2.7
Trade payables	705.0	2,731.7	2,155.5	1,709.7	1,460.5	1,279.5
Salaries and related charges	110.5	428.2	388.1	362.7	404.3	294.6
Taxes payable	69.2	268.0	221.5	168.4	168.8	138.8
Dividends payable	73.3	284.0	338.8	320.9	298.8	218.4
Income and social contribution taxes payable	14.3	55.5	86.8	140.0	216.9	134.4
Post-employment benefits	11.8	45.7	30.1	24.9	13.7	11.4
Provision for asset retirement obligation	1.1	4.4	4.8	4.6	5.2	4.6
Provision for tax, civil and labor risks	20.1	77.8	64.6	52.7	45.3	64.2
Other payables	36.4	141.0	197.4	202.6	97.5	80.4
Deferred revenue	6.9	26.6	18.4	22.3	24.4	23.5
Total current liabilities	1,635.4	6,336.8	7,009.7	5,484.3	3,833.4	5,692.1
Non-current liabilities
Loans and hedging instruments	1,674.3	6,487.4	6,113.5	6,800.1	5,561.4	3,489.6
Debentures	1,652.1	6,401.5	3,927.6	2,095.3	2,198.8	1,399.0
Finance leases	11.2	43.2	45.8	46.1	43.5	44.3
Related parties	1.1	4.1	4.2	4.3	4.4	4.4
Deferred income and social contribution taxes	2.4	9.3	83.6	7.6	13.0	2.1
Provision for tax, civil and labor risks	223.3	865.2	861.2	727.1	684.7	623.3
Post-employment benefits	52.7	204.2	207.5	119.8	112.8	108.4
Provision for assets retirement obligation	13.0	50.3	60.0	73.0	69.5	66.2
Subscription warrants – indemnification	31.8	123.1	171.5	153.4	112.2	92.1
Other payables	41.9	162.4	162.8	74.9	94.1	74.0
Deferred revenue	3.1	11.9	12.9	12.5	11.0	7.7

Total non-current liabilities	3,706.7	14,362.6	11,650.6	10,114.2	8,905.5	5,910.9

TOTAL LIABILITIES	5,342.0	20,699.4	18,660.3	15,598.5	12,738.9	11,603.0

	As of December 31,
	2018(1)	2018	2017	2016	2015	2014
			Restated(2)		As previously reported(2)
	(in millions)
	US$	R$	R$	R$	R$	R$
Equity
Share capital	1,334.7	5,171.8	5,171.8	3,838.7	3,838.7	3,838.7
Equity instrument granted	1.1	4.3	0.5	—	—	—
Capital reserve	140.0	542.4	549.8	552.0	546.6	547.5
Treasury shares	(125.3)	(485.4)	(482.3)	(483.9)	(490.9)	(103.0)
Revaluation reserve on subsidiaries	1.2	4.7	4.9	5.3	5.6	5.8
Profit reserves	1,057.9	4,099.1	3,629.9	4,384.0	3,802.0	3,169.7
Additional dividends to the minimum mandatory dividends	28.2	109.4	163.7	165.5	157.2	189.0
Valuation adjustments	(16.5)	(64.0)	154.8	(24.0)	19.0	7.1
Cumulative translation adjustments	17.0	65.9	53.1	7.5	66.9	43.2

Equity attributable to:
Shareholders of the Company	2,438.3	9,448.1	9,246.2	8,445.2	7,945.0	7,698.0
Non-controlling interest in subsidiaries	90.8	351.9	377.8	30.9	29.1	28.6

TOTAL EQUITY	2,529.2	9,800.0	9,624.0	8,476.1	7,974.1	7,726.6

TOTAL LIABILITIES AND EQUITY	7,871.2	30,499.4	28,284.3	24,074.5	20,713.1	19,329.6

(1)

The figures in Reais for December 31, 2018 have been converted into dollars using the exchange rate of US$1.00 = R$3.8748, which is the commercial rate reported by the Central Bank on that date. This information is presented solely for the convenience of the reader. You should not interpret the currency conversions in this annual report as a statement that the amounts in Reais currently represent such values in U.S. dollars. Additionally, you should not interpret such conversions as statements that the amounts in Reais have been, could have been or could be converted into U.S. dollars at this or any other foreign exchange rates. See “Item 3.A. Key Information—Selected Consolidated Financial Data—Exchange Rates.”

(2)	See “Presentation of Financial Information.”

Exchange Rates

In 2014, despite the weak performance of the Brazilian economy, and the recovery of the North American economy, the Real remained relatively stable against the dollar until September, when it started to devalue, closing the year with a depreciation of 13% against the U.S. dollar. In 2015, the political instability, the downgrade of Brazil’s sovereign credit rating and the expectation for an interest rate rise by the Federal Reserve System contributed to a 47% depreciation of the Real against the U.S. dollar. In 2016, the Real appreciated 17% against the U.S. dollar, marking the first year that it has appreciated against the U.S. dollar since 2011, despite residual political instability and continuing signs that the Brazilian economy was shrinking. This was due mostly to improvements in the Brazilian political environment, following the impeachment of former president Dilma Rousseff and certain stabilizing measures proposed by former President Michel Temer as well as ongoing efforts by the government’s economic team to curb public spending and debt. In 2017, the Real depreciated 2% against the U.S. dollar, reflecting the continued political instability and diminished expectations of the pension reform despite a slight improvement in the Brazilian economic scenario. In 2018, the Real depreciated 17%, pressured mainly by the global instability, result of economic crises in developed countries, and the increase of interest rates by the Federal Reserve System. The domestic scenario, characterized by political instability due to the presidential elections and the slow progress of fiscal and pension reforms, also influenced the Real depreciation during the year.

It is not possible to predict whether the Real will remain at its present level and what impact the Brazilian macroeconomic scenario and the Brazilian government’s exchange rate policies may have on us.

On April 11, 2019, the exchange rate for Reais into U.S. dollars was R$3.840 to US$1.00, based on the commercial selling rate as reported by the Central Bank. The average Real-U.S. dollar of the monthly exchange rate in 2018 was R$3.654 per US$1.00 compared with R$3.192 per US$1.00 in 2017, a depreciation of 14%. The following table sets forth information on prevailing commercial foreign exchange selling rates for the periods indicated, as published by the Central Bank on its electronic information system, SISBACEN, using PTAX 800, Option 5.

	Exchange rates of nominal Reais per US$1.00
	High	Low	Average		Period-Ended
Year Ended
December 31, 2014	2.740	2.197	2.360	(1)	2.656
December 31, 2015	4.195	2.575	3.388	(1)	3.905
December 31, 2016	4.156	3.119	3.450	(1)	3.259
December 31, 2017	3.381	3.051	3.203	(1)	3.308
December 31, 2018	4.188	3.139	3.680	(1)	3.875
Month Ended
November 30, 2018	3.893	3.697	3.795	(2)	3.863
December 31, 2018	3.933	3.829	3.881	(2)	3.875
January 31, 2019	3.860	3.652	3.756	(2)	3.652
February 28, 2019	3.776	3.669	3.723	(2)	3.739
March 31, 2019	3.968	3.776	3.872	(2)	3.897
April 11, 2019	3.871	3.835	3.853	(2)	3.840

(1)	Average of the foreign exchange rates on the last day of each month in the period.
(2)	Average of the high and low foreign exchange rates for each month.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.    Risk Factors

Investing in our shares and ADSs involves a high degree of risk. You should carefully consider the risks described below and the other information contained in this annual report in evaluating an investment in our shares or ADSs. Our business, results of operations, cash flow, liquidity and financial condition could be harmed if any of these risks materializes and, as a result, the trading price of the shares or the ADSs could decline and you could lose a substantial part or even all your investment.

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

Prior to 1995, Petrobras held a constitutional monopoly for the production and importation of petroleum products in Brazil. Although this monopoly was removed from the Brazilian constitution, Petrobras effectively remains the main provider of LPG and oil-based fuels in Brazil. Currently, Ultragaz and all other LPG distributors in Brazil purchase all or nearly all LPG from Petrobras. Ultragaz’s net revenue from sales and services represented 8% of our consolidated net revenue from sales and services for the year ended December 31, 2018. The procedures for ordering and purchasing LPG from Petrobras are generally common to all LPG distributors—including Ultragaz. For more details, see “Item 4.B. Information on the Company—Business Overview—Distribution of Liquefied Petroleum Gas—Ultragaz—Supply of LPG.”

With respect to fuel distribution, Petrobras also supplied the majority of Ipiranga and other distributors’ oil-based fuel requirements in 2018. Petrobras’ supply to Ipiranga is governed by an annual contract, under which the supply volume is established based on the volume purchased in the previous year. Ipiranga’s net revenue from sales and services represented 84% of our consolidated net revenue from sales and services for the year ended December 31, 2018.

The last significant interruption in the supply of oil derivatives by Petrobras to LPG and fuel distributors occurred during 1995 due to a 15-day strike by Petrobras employees. See “Item 4.B. Information on the Company—Business Overview—Distribution of Liquefied Petroleum Gas—Industry and Regulatory Overview” and “Item 4.B. Information on the Company—Business Overview—Fuel Distribution—Industry and Regulatory Overview.”

Significant interruptions of LPG and oil-based fuel supply from Petrobras may occur in the future. Any interruption in the supply of LPG or oil-based fuels from Petrobras would immediately affect Ultragaz or Ipiranga’s respective ability to provide LPG or oil-based fuels to its customers. If we are not able to obtain an adequate supply of LPG or oil-based fuels from Petrobras under acceptable terms, we may seek to meet our demands through LPG or oil-based fuels purchased in the international market. The logistics infrastructure for LPG and oil-based fuel imports in Brazil is limited and is substantially all controlled by Petrobras. Any such interruption could increase our purchase costs and reduce our sales volume, consequently, adversely affecting our operating margins.

Petrobras is currently under investigation by the CVM, the Brazilian Federal Police and other Brazilian public authorities in connection with corruption allegations (so called Lava Jato investigations) consisting, among other things, of illegal payments made to officers, directors and other employees of Petrobras to influence commercial decisions. Petrobras was under investigation by the SEC and the US Department of Justice and announced a settlement of those investigations in September 2018. In addition, Petrobras was previously subject to a class action in the United States, which was also settled in 2018. Such investigations and litigation have had a destabilizing effect on Petrobras, and it is difficult to ascertain what further impact such matters will have on Petrobras’ supply of LPG and oil-based fuels to market players.

In addition, Petrobras has made several changes to the composition of its management team and has undertaken a long-term divestment plan that may change the structure and long-term outlook of the fuel market. We cannot predict the outcome that the Lava Jato investigations will have on the fuel market and, specifically, on the availability of, and our ability to access, the LPG and oil-based fuel supply from Petrobras.

Intense competition is generally inherent to distribution markets, including the LPG, the fuel distribution and the retail pharmacy markets and may affect our operating margins.

The Brazilian LPG market is very competitive in all segments—residential, commercial and industrial. Petrobras, our supplier of LPG, and other major companies participate in the Brazilian LPG distribution market. Intense competition in the LPG distribution market could lead to lower sales volumes and increased marketing expenses, which may have a material adverse effect on our operating margins. See “Item 4.B. Information on the Company—Business Overview—Distribution of Liquefied Petroleum Gas—Industry and Regulatory Overview—The role of Petrobras” and “Item 4.B. Information on the Company—Business Overview— Distribution of Liquefied Petroleum Gas — Ultragaz — Competition.”

The Brazilian fuel distribution market is highly competitive in both retail and wholesale segments. Petrobras, our supplier of oil-derivative products, and other major companies with significant resources participate in the Brazilian fuel distribution market. Intense competition in the fuel distribution market could lead to lower sales volumes and increased marketing expenses, which may have a material adverse effect on our operating margins. See “Item 4.B. Information on the Company—Business Overview—Fuel Distribution—Industry and Regulatory Overview—The role of Petrobras” and “Item 4.B. Information on the Company—Business Overview—Fuel Distribution—Ipiranga—Competition. In addition, a number of small local and regional distributors entered the Brazilian fuel distribution market in the late 1990’s, after the market was deregulated, which further increased competition in such market. Moreover, in 2018, some important international players entered the Brazilian fuel distribution market: (i) Glencore Oil Participações Ltda., a Swiss company, through the acquisition of 78% of Alesat; (ii) Total, a French company, through the acquisition of 100% of Zema; (iii) PetroChina, a Chinese company, through the acquisition of 30% of TT Work and (iv) Vitol, a Dutch company, acquired 50% of Rodoil and, subsequently, Rodoil acquired 100% of MegaPetro Petróleo Brasil S.A..

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

Taxes constitute a significant portion of the cost of fuels sold in Brazil. For this reason, tax evasion by some fuel distributors has been prevalent, allowing them to lower the prices they charge compared to large distributors such as Ipiranga. As the final prices for the products sold by distributors, including Ipiranga, are calculated based on, among other factors, the amount of taxes levied on the purchase and sale of these fuels, anticompetitive practices such as tax evasion may reduce Ipiranga’s sales volume and could have a material adverse effect on our operating margins. Should there be any increase in the taxes levied on fuel, tax evasion may increase, resulting in a greater distortion of the prices of fuels sold and further adversely affecting our results of operations.

LPG and oil-based fuels compete with alternative sources of energy. Competition with and the development of alternative sources of energy in the future may adversely affect the LPG and oil-based fuels market.

LPG competes with alternative sources of energy, such as natural gas, wood, diesel, fuel oil and electricity. Natural gas is currently the principal source of energy that we compete with. Natural gas is currently less expensive than LPG for industrial consumers, but more expensive for most of residential consumers. Changes in relative prices or the development of alternative sources of energy in the future may adversely affect the LPG market and consequently our business, financial results and results of operations. Oil-based fuels also compete with alternative sources of energy, such as electricity. See “Item 4.B. Information on the Company—Business Overview—Distribution of Liquefied Petroleum Gas—Ultragaz—Competition.”

Ethylene, one of the principal raw materials used in our petrochemical operations, comes from limited supply sources. Any reduction in the supply of ethylene would have an immediate impact on Oxiteno’s production and results of operations.

All second generation petrochemical producers in Brazil that use ethylene as their key raw material, including Oxiteno, purchase ethylene from Brazilian suppliers. Approximately 3% of our net revenue from sales and services were derived from the sale of chemical products manufactured in Brazil that require ethylene in 2018. Oxiteno purchases ethylene from two of Brazil’s three naphtha cracker units, which are the sole sources of ethylene in Brazil. Pursuant to long-term contracts, Braskem is the sole supplier of all ethylene required at our plants located at Camaçari and Mauá. For more detailed information about these contracts see “Item 5.F. Operating and Financial Review and Prospects—Tabular Disclosure of Contractual Obligations.” Given its characteristics, ethylene is difficult and expensive to store and transport, and cannot be easily imported to Brazil. Therefore, Oxiteno is almost totally dependent on ethylene produced by Braskem. For the year ended December 31, 2018, Brazil’s ethylene imports totaled 15 tons, representing less than 0.01% of Brazil’s installed capacity.

Due to ethylene’s chemical characteristics, Oxiteno does not store any quantity of ethylene, and reductions or interruptions in supply from Braskem, Oxiteno’s sole supplier of ethylene in Brazil, would have an immediate impact on our production and results of operations. See “Item 4.A. Information on the Company—History and Development of the Company—Investments.” If we further expand our production capacity, there is no assurance that we will be able to obtain additional ethylene from Braskem. In addition, Petrobras is the principal supplier of naphtha to crackers in Brazil, and any interruption in the supply of naphtha from Petrobras to the crackers could adversely impact their ability to supply ethylene to Oxiteno.

In addition, Brazilian markets have been experiencing heightened volatility due to the uncertainties derived from the ongoing Lava Jato and other corruption investigations, which are being conducted by the Office of the Brazilian Federal Prosecutor, and their impact on the Brazilian economy and political environment. Members of the Brazilian federal government and of the legislative branch, as well as former senior officers of Petrobras, have faced allegations of political corruption. These government officials and senior officers allegedly accepted bribes by means of kickbacks on contracts granted by Petrobras to several infrastructure, oil and gas and construction companies, including Odebrecht S.A., Braskem’s controlling shareholder. We cannot currently predict how the investigations and any future decisions and actions by authorities in relation to Braskem’s shareholders may impact Braskem or, consequently, Oxiteno’s supply of ethylene.

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

The ethylene used in the chemical and petrochemical industries can be obtained either from ethane, which is derived from natural gas, or naphtha, which is derived from oil. During the last few years, naphtha-based ethylene has been more expensive than natural gas-based ethylene, as oil prices have been higher than those of natural gas. The discovery of new shale gas reserves in North America and improvements in the technology to extract natural gas from shale gas have intensified the difference between naphtha and natural gas-based ethylene prices. Most of the ethylene produced in Brazil is derived from naphtha. As Oxiteno competes in the Brazilian market largely with imported products, declining feedstock costs of international players could affect the competitiveness of Oxiteno, which could materially affect our results.

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

Final prices paid by importers of petrochemical products include import tariffs. Consequently, import tariffs imposed by the Brazilian government affect the prices we can charge for our products. The Brazilian government’s negotiation of commercial and other intergovernmental agreements may result in reductions in the Brazilian import tariffs on petrochemical products, which generally range between 12% and 14%, and may reduce the competitiveness of Oxiteno’s products vis-à -vis imported petrochemical products. Additionally, Oxiteno’s competitiveness may also be reduced in case of higher import tariffs imposed by countries to which the company exports its products.

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

Our business would be materially adversely affected if operations at our transportation and distribution facilities experienced significant interruptions.

The distribution of LPG, fuels, petrochemicals and pharmaceutical products are subject to inherent risks, including interruptions or disturbances in the distribution system which may be caused by accidents or force majeure events. Our operations are dependent upon the uninterrupted operation of our terminals, storage and distribution facilities and various means of transportation. We are also dependent upon the uninterrupted operation of certain facilities owned or operated by our suppliers. Operations at our facilities and at the facilities owned or operated by our suppliers could be partially or completely shut down, temporarily or permanently, as the result of any number of circumstances that are not within our control, such as:

•	catastrophic events, including hurricanes and floods;

•	environmental matters (including environmental licensing processes or environmental incidents, contamination, and others);

•	labor difficulties (including work stoppages, strikes and other events); and

•	disruptions in our means of transportation, affecting the supply of our products.

Any significant interruption at these facilities or inability to transport products to or from these facilities or to our customers for any reason could subject us to liability in judicial, administrative or other proceedings, including for disruptions caused by events outside of our control, which could materially affect our business and results.

For example, on May 21, 2018, Brazilian truck drivers announced a nationwide strike, which lasted 10 days, demanding a reduction in taxes imposed on diesel and an amendment to the fuel pricing methodology adopted by Petrobras. The nationwide strike also involved the blockage of some of our facilities, obstruction of highways and other public roadways all over the country which have affected the delivery of various types of cargos and prevented us from carrying out our activities and operations in a normal manner. Amongst the impacts caused by the nationwide strike, the ANP issued a series of exceptional measures to remain in effect while the strike was ongoing to avoid fuel shortages. The Brazilian Federal Government also announced the implementation of measures to meet the demands made by the truck drivers in an attempt to end the nationwide strike. It was announced that (i) the price of diesel at the pump would be reduced by R$0.46 for 60 days and thereafter adjusted on a monthly basis until the end of 2018, (ii) no tariffs would be levied on vehicles with suspended axles at road tolls and (iii) certain provisional measures were amended to require Conab to hire 30% of the independent truck drivers for its freight and to establish a minimum value of the freight under the nationally used table. See “Item 4.B. Information on the Company—Business Overview—Distribution of Liquefied Petroleum Gas—Industry and Regulatory Overview” and “Item 4.B. Information on the Company—Business Overview—Fuel Distribution—Industry and Regulatory Overview.”

Ultrapar results of 2018 were impacted by the truck drivers’ strike, mainly due to losses of sales volume during the period of the strike in Ipiranga, Oxiteno, Ultragaz and Extrafarma and inventory losses at Ipiranga due to the reduction of R$0.46 on the price of diesel. At Ipiranga, blockades at the distribution terminals during the strike prevented delivery of products. At Oxiteno, the strike caused a temporary stoppage at four production units due to impossibility of delivering products. At Ultragaz, difficulties of product delivery centered round the bulk segment. At Extrafarma, there were logistical problems in receiving and distributing products.

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

For example, as a consequence of the nationwide truck drivers’ strike, the ANP issued a series of exceptional measures to remain in effect while the strike was ongoing to avoid fuel shortages. The Brazilian Federal Government also announced the implementation of measures to meet the demands made by the truck drivers in an attempt to end the nationwide strike.

Ultrapar results of 2018 were impacted by the truck drivers’ strike, mainly due to losses of sales volume during the period of the strike in Ipiranga, Oxiteno, Ultragaz and Extrafarma and inventory losses at Ipiranga due to the reduction of R$0.46 on the price of diesel.

The nationwide strike and the measures adopted in response had a direct impact to our business and results. Further strikes and any additional measures to be implemented by the Brazilian Federal Government and regulatory agencies in response may also affect our operations and further adversely impact our results.

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

Changes in these laws and regulations, or changes in their enforcement, could adversely affect us by increasing our cost of compliance or operations. In addition, new laws or additional regulations, or more stringent interpretations of existing laws and regulations, could require us to spend additional funds on related matters in order to stay in compliance, thus increasing our costs and having an adverse effect on our results. See “Item 4.B. Information on the Company—Business Overview—Distribution of Liquefied Petroleum Gas—Industry and Regulatory Overview—Environmental, health and safety standards”, “Item 4.B. Information on the Company—Business Overview—Fuel Distribution—Industry and Regulatory Overview—Environmental, health and safety standards” and “Item 4.B. Information on the Company—Business Overview—Petrochemicals and Chemicals—Industry and Regulatory Overview—Environmental, health and safety standards.”

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

For example, on April 2, 2015, part of the storage facilities operated by Ultracargo in Santos, in the State of São Paulo, endured a nine-day fire surrounding six ethanol and gasoline tanks. There were no casualties in this accident and, following an investigation by the Civil and Federal Police into the accident and its impact on the region, the cause of the accident was determined to be inconclusive. See “Item 4.A. Information on the Company—History and Development of the Company—Ultracargo – Fire at storage facilities in Santos.”

Our level of indebtedness may require us to use a significant portion of our cash flow to service such indebtedness.

As of December 31, 2018, our consolidated gross debt (consisting of loan, debentures and finance leases recorded as current and non-current liabilities) totaled R$15,206.1 million (US$3,924.4 million), our consolidated net debt was R$8,211.7 million (US$2,119.3 million) and our cash flow generated from operating activities was R$2,889.0 million (US$745.6 million). See “Selected Consolidated Financial Data.” The level and composition of our indebtedness could have significant consequences for us, including requiring a portion of our cash flow from operations to be committed to the payment of principal and interest on our indebtedness, thereby reducing our available cash to finance our working capital and investments.

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

Currently, we are entitled to federal tax benefits providing for income tax reduction for our activities in the Northeast region of Brazil, subject to certain conditions. Conversely, if the corresponding tax authorities understand that we have not complied with any of the tax benefit requirements or if the current tax programs from which we benefit are modified, suspended, cancelled, not renewed or renewed under terms that are substantially less favorable than expected, we may become liable for the payment of related taxes at the full tax rates and our results of operations may be adversely affected. Income tax exemptions amounted to R$107.7 million, R$48.6 million and R$98.9 million, for the years ended December 31, 2018, 2017 and 2016, respectively. See “Item 4.B. Information on the Company—Business Overview—Distribution of Liquefied Petroleum Gas—Ultragaz—Income tax exemption status”, “Item 4.B. Information on the Company—Business Overview—Petrochemicals and Chemicals—Oxiteno—Income tax exemption status” and “Item 4.B. Information on the Company—Business Overview—Storage services for liquid bulk —Ultracargo—Income tax exemption status.”

Our founding family and part of our senior management, through their ownership interest in Ultra S.A. and Parth, own a significant portion of our shares and may influence the management, direction and policies of Ultrapar, including the outcome of any matter submitted to a vote of shareholders.

Although there is no controlling shareholder of Ultrapar, our founding family and part of our senior management, through their ownership interest in Ultra S.A., beneficially own 22% of our outstanding common stock. Ultra S.A., together with Parth, another branch of the Igel family, entered into a shareholders’ agreement on May 2, 2018. Such agreement binds a total of shares representing 31.25% of the Company’s capital stock. See “Item 4.A. Information on the Company—History and Development of the Company” and “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders’ Agreements.” Accordingly, these shareholders, acting together through Ultra S.A. and Parth, may exercise significant influence over all matters requiring shareholder approval, including the election of our directors.

No single shareholder or group of shareholders holds more than 50% of our capital stock, which may increase the opportunity for alliances between shareholders and other events that may occur as a result thereof.

No single shareholder or group of shareholders holds more than 50% of our capital stock. Due to the absence of a controlling shareholder, we may be subject to future alliances or agreements between our shareholders, which may result in the exercise of a relevant influence over our Company by them. In the event a controlling group is formed and decides to exercise its influence over our Company, we may be subject to unexpected changes in our corporate governance and strategies, including the replacement of key executive officers. Any unexpected change in our management team, business policy or strategy, any dispute between our shareholders, or any attempt to acquire control of our Company may have an adverse impact on us. The term of office of our current members of our Board of Directors, who were elected at the annual general shareholders’ meeting held on April 10, 2019, will expire in the annual general shareholders’ meeting to be held in 2021.

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

Ultrapar has assumed certain liabilities of previously acquired businesses; therefore, certain existing financial obligations, legal liabilities or other known and unknown contingent liabilities or risks of the businesses acquired have become Ultrapar´s responsibility. Ultrapar may acquire new businesses in the future and, as a result, it may be subject to additional liabilities, obligations and risks. See “Item 4.A. Information on the Company—History and Development of the Company” for more information in connection with these acquisitions.

In addition, Ultrapar is subject to risks relating to acquisitions that it enters into from time to time. Such risks include that the approval of such transactions may ultimately be refused by the relevant regulatory bodies, including CADE. See “Item 8.A. Financial Information Consolidated Statements and Other Financial Information—Legal Proceedings.”

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

Our main growth strategy for Extrafarma consists of the opening of new drugstores in Brazil. Our ability to open new drugstores could be affected if we are unable to find enough appropriate outlets for new drugstores, or if the necessary investments to adapt the property to our needs are too high. Stricter regulations, including those relating to land use and zoning laws in the regions in which we operate may also result in increased expenses and make it more difficult to find suitable outlets for opening our drugstores.

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

Other risks associated with the opening of new drugstores include (i) entry of new competitors in the retail pharmacy business, (ii) greater competition with market leaders in the North and Northeast regions of Brazil, (iii) limited knowledge about the new regions where we may open new drugstores and (iv) decrease in demand for our products as a result of restrictions in consumer spending or other factors. Any of these risks could adversely affect our ability to implement our organic growth strategy with respect to Extrafarma and, therefore, our business and operating and financial results. This could lead to our failure to meet the expectations of investors and to meet our goals for the operating and financial results of our drugstore business.

Rising climate change concerns could lead to additional regulatory measures that may result in increased costs of operation and compliance, as well as a decrease in demand for our products.

Due to concern over the risk of climate change, a number of countries, including Brazil, have adopted or are considering the adoption of regulatory frameworks to, among other things, reduce greenhouse gas emissions. These include adoption of cap and trade regimes, carbon taxes, increased efficiency standards, prohibition of oil-based fuels vehicles, and incentives or mandates for renewable energy. These requirements could reduce demand for hydrocarbons, as well as shifting hydrocarbon demand toward relatively lower-carbon sources. In addition, many governments are providing tax advantages and other subsidies and mandates to make alternative energy sources more competitive against oil and gas. Governments are also promoting research into new technologies to reduce the cost and increase the scalability of alternative energy sources, all of which could lead to a decrease in demand for our products. In addition, current and pending greenhouse gas regulations may substantially increase our compliance costs and, as a result, increase the price of the products we produce or distribute.

Our governance and compliance processes may fail to prevent regulatory penalties and reputational harm.

We are committed to conduct our businesses in a legal and ethical manner in compliance with the local and international statutory requirements and standards applicable to our activities. However, our governance and compliance processes, which include the review of internal control over financial reporting, may not prevent future breaches of legal, regulatory (including applicable anti-corruption and antitrust laws), accounting or governance standards. Although we have implemented what we understand to be a robust compliance and anti-corruption program to detect and prevent violations of applicable anti-corruption and antitrust laws, we may be subject to breaches of our Code of Ethics, anti-corruption policies and business conduct protocols, and to instances of fraudulent behavior, corrupt or anticompetitive practices and dishonesty by our employees, contractors or other agents. In the recent past, anticompetitive practices have been one of the main problems affecting fuels and LPG distributors in Brazil, including Ipiranga and Ultragaz. There are allegations of cartels involved in price fixing in the fuel distribution and LPG sectors, and CADE has been targeting players of these sectors in different regions of Brazil. CADE has recently been actively investigating these sectors and the outcome of the ongoing investigations, administrative proceedings and lawsuits could have a material adverse effect on Ipiranga and Ultragaz. Our failure to comply with applicable laws and other standards could subject us to, among others, litigation, investigations, expenses, fines, loss of operating licenses and reputational harm.

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

We depend on information technology to enable us to operate efficiently and interface with customers, as well as to maintain in-house management and control. We also collect and store non-public personal information that customers provide to purchase products or services, including personal information and payment information.

In addition, the concentration of processes in shared services center means that any technology disruption could impact a large portion of our business within the operating regions we serve. Any transitions of processes to, from or within shared services centers as well as other transformational projects, could lead to business disruptions. If we do not allocate, and effectively manage, the resources necessary to build and sustain the proper technology infrastructure, we could be subject to transaction errors, processing inefficiencies, loss of customers, operations disruptions, or the loss of or damage to intellectual property through a security breach. As with all information technology systems, our system could also be penetrated by outside parties with the purpose of extracting information, corrupting information or disrupting business processes.

We take various actions with the aim of minimizing potential technology disruptions, such as tools, controls and procedures in the management and monitoring of internal and perimeter security, periodic analysis of vulnerabilities performed by an independent external company, an information security and cybersecurity awareness program, a secondary environment for disaster recovery and respective periodic tests, tools for continuous monitoring and correlation of events, a dedicated team responsible for maintaining and continuously improving the information security management system, currently certified by ISO 27001 (Information Security Management standards) and other best practices and tools, but all of these protections may be compromised as a result of third-party security breaches, burglaries, cyberattack, errors by employees or employees of third-party vendors, of contractors, misappropriation of data by employees, vendors or unaffiliated third parties, or other irregularities that may result in persons obtaining unauthorized access to company data or otherwise disrupting our business.

These or other similar interruptions could have a material adverse effect on our business, results of operations, cash flows or financial condition.

In addition, our management evaluated and concluded that our disclosure controls and procedures as of December 31, 2018, were not effective due to deficiencies that represent a material weakness in our internal control over financial reporting, in the design and maintenance of our controls regarding change management and privileged access to our Information Technology (“IT”) environment, as described in Item 15 of this Form 20-F.

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

The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes substantial changes in policy and regulations. The Brazilian government’s actions to control inflation and affect other policies and regulations have involved price and wage controls, currency devaluations, capital controls, strong fiscal adjustments and limits on imports, among other measures. Our businesses, financial condition and results of operations may be adversely affected by changes in policy or regulations involving or affecting tariffs, exchange controls and other matters, as well as factors such as:

•	currency fluctuations;

•	inflation;

•	interest rates;

•	exchange rate policies;

•	liquidity available in the domestic capital, credit and financial markets;

•	oil and gas sector regulations, including price policies;

•	petrochemical and chemical sectors regulations;

•	retail pharmacy business regulations;

•	price instability;

•	social and political instability;

•	energy and water shortages and rationing;

•	liquidity of domestic capital and lending markets;

•	fiscal policy; and

•	other political, economic, social, trade and diplomatic developments in or affecting Brazil.

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

Brazilian president Dilma Rousseff was reelected for a second four-year term in October 2014, which began in January 2015. Following the reelection, wide scale protests throughout Brazil called for the impeachment of Dilma Rousseff. On April 17, 2016, Brazil’s lower house of Congress voted in favor of sending an impeachment motion against Mrs. Rousseff to the Brazilian Senate. In May 2016, the Brazilian Senate voted to approve the commencement of an impeachment trial, which was concluded on August 31, 2016 with approval by the Senate of the impeachment of Mrs. Rousseff. As a result, Michel Temer, the former Vice-President assumed the presidency of Brazil following Rousseff’s ouster. In October 2018, Mr. Jair Messias Bolsonaro, a former member of the lower house of Congress, was elected president for a 4-year term, from 2019 to 2022.

We have no control over and cannot predict what policies or actions the Brazilian government may take in the future. Any of these factors may have an adverse impact on the Brazilian economy, our business, financial condition, results of operations and the market price of our ADSs and shares.

Currently, Brazilian markets are experiencing heightened volatility due to the uncertainties derived from the ongoing Lava Jato and similar corruption investigations, being conducted by Law Courts in Paraná and other states, and the Office of the Brazilian Federal Prosecutor, and its impact on the Brazilian economy and political environment. Former members of the Brazilian federal government and of the legislative branch, as well as senior officers of large state-owned companies as well as privately held companies have faced allegations of political corruption, including through the alleged acceptance of bribes by means of kickbacks on contracts granted by the government to infrastructure, oil and gas and construction companies. The potential outcome of these investigations is uncertain, but they have already had an adverse impact on the image and reputation of the implicated companies, and on the general market perception of the Brazilian economy. We cannot predict whether such allegations will lead to further political and economic instability or whether new allegations against government officials will arise in the future. In addition, we cannot predict the outcome of any such allegations nor their effect on the Brazilian economy. The development of such unethical cases could adversely affect our business, financial condition and results of operations.

The Brazilian government may be subject to internal pressure to change its current macroeconomic policies in order to achieve higher rates of economic growth and has historically maintained a tight monetary policy with high interest rates, thereby restricting the availability of credit and reducing economic growth. For example, Brazil’s federal budget has been in deficit since 2014. Similarly, the governments of Brazil’s constituent states are also facing fiscal concerns due to their high debt burdens, declining revenues and inflexible expenditures. While the Brazilian Congress has approved a ceiling on government spending that will limit primary public expenditure growth to the prior year’s inflation for a period of at least 10 years, local and foreign investors believe that fiscal reforms, and in particular a reform of Brazil’s pension system, will be critical for Brazil to comply with the spending limit. As of the date of this annual report, discussions in the Brazilian Congress relating to such reforms remain ongoing. Diminished confidence in the Brazilian government’s budgetary condition and fiscal stance could result in downgrades of Brazil’s sovereign debt by credit rating agencies, negatively impact Brazil’s economy, lead to further depreciation of the Real and an increase in inflation and interest rates, thus adversely affecting our business, results of operations and financial condition.

We cannot predict which policies will be adopted by the Brazilian government. Moreover, in the past, the Brazilian economy has been affected by the country’s political events, which have also affected the confidence of investors and the public in general, thereby adversely affecting the performance of the Brazilian economy. Furthermore, any indecisiveness by the Brazilian government in implementing changes to certain policies or regulations may contribute to economic uncertainty in Brazil and heightened volatility for the Brazilian securities markets and securities issued abroad by Brazilian companies. We are not able to fully estimate the impact of global and Brazilian political and macroeconomic developments on our business. In addition, there is substantial uncertainty regarding future economic policies and we cannot predict which policies will be adopted by the Brazilian government and whether these policies will negatively affect the economy or our business or financial performance. Recent economic and political instability has led to a negative perception of the Brazilian economy and higher volatility in the Brazilian securities markets, which also may adversely affect our securities and us. Any continued economic instability and political uncertainty which results in reduced availability of credit and reduced economic growth may materially and adversely affect our business.

Inflation and certain governmental measures to curb inflation may contribute significantly to economic uncertainty in Brazil and could harm our business and the market value of the ADSs and our shares.

In the past, Brazil has experienced extremely high rates of inflation. Inflation and some of the Brazilian government’s measures taken in an attempt to curb inflation have had significant negative effects on the Brazilian economy. Since the introduction of the Real in 1994, Brazil’s inflation rate has been substantially lower than that in previous periods. However, during the recent past, the economy has experienced increasing inflation rates and actions taken in an effort to curb inflation, coupled with speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. According to the Índice Geral de Preços-Mercado, or IGP-M, an inflation index, the Brazilian general price inflation rates were 7.5% in 2018, -0.5% in 2017, 7.2% in 2016, 10.5% in 2015 and 3.7% in 2014. From January to March 2019, IGP-M index was 2.2%. According to the Índice Nacional de Preços ao Consumidor Amplo, or IPCA, an inflation index to which Brazilian government’s inflation targets are linked, inflation in Brazil was 3.7% in 2018, 2.9% in 2017, 6.3% in 2016, 10.7% in 2015 and 6.4% in 2014.

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

In 2014, despite the weak performance of the Brazilian economy, and the recovery of the North American economy, the Real remained relatively stable against the dollar until September, when started to devalue, closing the year with a depreciation of 13%. In 2015, the political instability, the downgrade of Brazil’s sovereign credit rating and the expectation for an interest rate rise by the Federal Reserve System contributed to a 47% depreciation of the Real against the U.S. dollar. In 2016, the Real appreciated 17% against the U.S. dollar, marking the first year that it has appreciated against the U.S. dollar since 2011, despite residual political instability and continuing signs of shrinking of the Brazilian economy. This was due mostly to improvements in the Brazilian political environment, following the impeachment of former president Dilma Rouseff and certain stabilizing measures proposed by current President Michel Temer as well as ongoing efforts by the government’s economic team to curb public spending and debt. In 2017, the Real depreciated 2% against the U.S. dollar reflecting the continued political instability and deterioration of the expectation of the pension reform approval, despite the slight improvement in the Brazilian macroeconomic scenario. In 2018, the Real depreciated 17%, pressured mainly by the global instability, result of economic crises in developed countries and the increase of interest rates by the Federal Reserve System in the United States. The domestic scenario, characterized by political instability due to the presidential election and the slow progress of fiscal and pension reforms, also influenced the Real depreciation during the year. From December 31, 2018 to April 11, 2019, the Real appreciated 1% against the U.S. dollar. See “Item 3.A. Key Information—Selected Consolidated Financial Data—Exchange Rates.”

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

The market for securities issued by Brazilian companies is influenced by economic and market conditions in Brazil, and, to varying degrees, market conditions in other countries, including the United States, other Latin American and emerging market countries. Although economic conditions are different in each country, the reaction of investors to developments in one country may cause the capital markets in other countries to fluctuate. Developments or conditions in other countries, including the United States and other emerging market countries, have at times significantly affected the availability of credit in the Brazilian economy and resulted in considerable outflows of funds and declines in the amount of foreign currency invested in Brazil, as well as limited access to international capital markets, all of which may materially and adversely affect our ability to borrow funds at an acceptable interest rate or to raise equity capital when and if we should have such a need.

In 2016, 2017 and 2018, there was an increase in volatility in all Brazilian markets due to, among other factors, uncertainties about how monetary policy adjustments in the United States would affect the international financial markets, the increasing risk aversion to emerging market countries, and the uncertainties regarding Brazilian macroeconomic and political conditions. These uncertainties adversely affected us and the market value of our securities.

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

Under our bylaws, unless otherwise proposed by the Board of Directors and approved by the voting shareholders at our annual shareholders’ meeting, we must generally pay our shareholders a mandatory distribution equal to at least 50% of our adjusted net profit, after the allocation of 5% of the net profit to the legal reserve. However, our net income may be used to increase our capital stock, used to set off losses and/or otherwise retained in accordance with the Brazilian Corporate Law and may not be available for the payment of dividends, including in the form of interest on shareholders’ equity. Therefore, whether or not you receive a dividend depends on the amount of the mandatory distribution, if any, and whether the Board of Directors and the voting shareholders exercise their discretion to suspend these payments. See “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Dividend and Distribution Policy—Dividend Policy” for a more detailed discussion of mandatory distributions.

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

The ADSs benefit from the depositary’s certificate of foreign capital registration, which permits the depositary to convert dividends and other distributions with respect to the shares into foreign currency and remit the proceeds abroad. If the shareholders exchange the ADSs for shares, they will only be entitled to rely on the depositary’s certificate of foreign capital registration for five business days from the date of exchange. Thereafter, the shareholders will not be able to remit abroad non-Brazilian currency unless they obtain their own certificate of foreign capital registration or they qualify under National Monetary Council Resolution 4,373 of September 29, 2014 (which replaced Resolution 2,689, of January 26, 2000) which entitles certain investors to buy and sell shares on Brazilian stock exchanges without obtaining separate certificates of registration. If the shareholders do not qualify under Resolution 4,373 (which replaced Resolution 2,689), they will generally be subject to less favorable tax treatment on distributions with respect to the shares. The depositary’s certificate of registration or any certificate of foreign capital registration obtained by the shareholders may be affected by future legislative or regulatory changes, and additional Brazilian law restrictions applicable to their investment in the ADSs may be imposed in the future. For a more complete description of Brazilian tax regulations, see “Item 10.E. Additional Information—Taxation—Brazilian Tax Consequences.”

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

According to Law No. 10,833, enacted on December 29, 2003, the disposition of assets located in Brazil by a non-resident to either a Brazilian resident or a non-resident is subject to taxation in Brazil, regardless of whether the disposal occurs outside or within Brazil. In the event that the disposal of assets is interpreted to include a disposal of our ADSs, this tax law could result in the imposition of the withholding income tax on a disposal of our ADSs between non-residents of Brazil. See “Item 10.E. Additional Information—Taxation—Brazilian Tax Consequences—Taxation of Gains.”

Substantial sales of our shares or our ADSs could cause the price of our shares or our ADSs to decrease.

Shareholders of Ultra S.A. and Parth, which own 31% of our outstanding shares, have the right to exchange their shares of Ultra S.A. and Parth for shares of Ultrapar and freely trade them in the market as more fully described under “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders’ Agreements.” Other shareholders, who may freely sell their respective shares, hold a substantial portion of our remaining shares. A sale of a significant number of shares could negatively affect the market value of the shares and ADSs. The market price of our shares and the ADSs could drop significantly if the holders of shares or the ADSs sell them or the market perceives that they intend to sell them.

There may be adverse U.S. federal income tax consequences to U.S. Holders if we are or become a PFIC under the Code.

If we were characterized as a PFIC, in any year during which a U.S. Holder holds our shares or ADSs, certain adverse U.S. federal tax income consequences could apply to that person. Based on the manner in which we currently operate our business, the projected composition of our income and valuation of our assets, and the current interpretation of the PFIC rules, including the Commodity Exception, we do not believe that we were a PFIC in 2018 and we do not expect to be a PFIC in the foreseeable future. However, because PFIC classification is a factual determination made annually and is subject to change and differing interpretations, there can be no assurance that we will not be considered a PFIC for the current taxable year or any subsequent taxable year. U.S. Holders should carefully read “Item 10.E. Additional Information — Taxation — U.S. Federal Income Tax Considerations” for a description of the PFIC rules and consult their tax advisors regarding the likelihood and consequences of us being treated as a PFIC for U.S. federal income tax purposes.

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

With more than 80 years of history, Ultrapar occupies positions of leadership in the five business segments in which it operates: specialized distribution and retail through Ultragaz, Ipiranga and Extrafarma, production of specialty chemicals through Oxiteno and liquid bulk storage services through Ultracargo.

We are a company incorporated under the laws of Brazil. Our principal executive office is located at Avenida Brigadeiro Luis Antônio, 1343, 9th Floor, 01317-910, São Paulo, SP, Brazil. Our telephone number is +55 (11) 3177 7014. Our internet website address is http://ri.ultra.com.br. Unless expressly incorporated by reference into this annual report, including the exhibits and schedules filed herewith, the contents of our website are not incorporated by reference into this annual report. Our agent for service of process in the United States is C.T. Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

Ultragaz

When Ultragaz began its operations, it served only the Southeast region of Brazil. Currently, Ultragaz operates nationwide in the distribution of both bottled and bulk LPG, including the most highly populated states in Brazil, such as São Paulo, Rio de Janeiro and Bahia, and may sell bottled LPG through independent dealers. Bulk LPG is serviced through Ultragaz own infrastructure.

In 1995, Ultragaz introduced UltraSystem – a small bulk distribution system – to residential, commercial and industrial segments, and started the process of geographical expansion through the construction of new LPG filling and satellite plants.

In August 2003, Ultragaz acquired Shell Gás, Royal Dutch Shell plc’s LPG operations in Brazil. With this acquisition, Ultragaz became the Brazilian market leader in LPG, with a 24% share of the Brazilian market on that date. In October 2011, Ultragaz acquired Repsol’s LPG distribution business in Brazil.

Oxiteno

We were also one of the pioneers in developing the Brazilian petrochemicals industry with the creation of Oxiteno in 1970, whose first plant was located in the Mauá petrochemical complex in São Paulo metropolitan area. In 1974, Oxiteno inaugurated its second industrial unit, in the Camaçari petrochemical complex in Bahia. In 1986, Oxiteno established its own research and development center in order to respond to specific customer needs. In April 2002, Oxiteno completed a tender offer for the acquisition of the shares of its subsidiary Oxiteno Nordeste, through the acquisition of approximately 73.3% of the shares held by minority shareholders. Oxiteno increased its share ownership in Oxiteno Nordeste from 97% to 98.9%.

In December 2003, we concluded the acquisition of Canamex, later renamed Oxiteno Mexico, a Mexican specialty chemicals company. In June 2004, we acquired the operational assets of Rhodia Especialidades S.A. de C.V. in Mexico. Both acquisitions had the target of establishing a stronger presence in the Mexican petrochemical market and to create a production and distribution platform to serve the United States market.

In September 2007, Oxiteno acquired Arch Andina, a subsidiary of the U.S. company Arch Chemicals, Inc. At such time, Arch Andina was the sole producer of ethoxylates in Venezuela, which had been the only ethylene oxide producing country in Latin America where Oxiteno did not have operations. The company was later renamed Oxiteno Andina.

In April 2012, Oxiteno acquired a specialty chemicals plant in the United States. The plant is located in Pasadena, Texas, one of the most important chemical hubs in the world, benefiting from attractive feedstock conditions, including competitive natural gas-based raw materials, and highly efficient logistics infrastructure. In September 2018, Oxiteno completed the construction of the new alkoxylation unit in the same site in Texas, US. The unit expands Oxiteno’s footprint in the United States, focusing on local markets of agrochemicals, personal care, household and industrial cleaning, coatings and oil and gas.

In November 2012, Oxiteno acquired American Chemical (currently Oxiteno Uruguay), a Uruguayan specialty chemicals company. Oxiteno Uruguay’s production capacity is 81 thousand tons per year, particularly sulfonate and sulfate surfactants for the home and personal care industries.

Oxiteno continued the expansion of its international activities, initiated in 2003 with the opening of commercial offices outside Brazil. In August 2006, Oxiteno opened its first commercial office outside Brazil, in Buenos Aires, Argentina – Oxiteno Argentina S.R.L. In July 2008, Oxiteno inaugurated its first sales office in Europe and the third outside Brazil in Brussels, Belgium, as part of Oxiteno’s internationalization strategy. In May 2012, Oxiteno opened a commercial office in Shanghai, China – Oxiteno Shanghai Trading LTD.

Ultracargo

The market demand, in the decade of 1960, for high-quality and safe transportation services led to our entrance in the transportation of chemicals, petrochemicals and LPG segment. In 1978, Tequimar was founded for the specific purpose of operating the storage business. Later, Tequimar was acquired by Ultracargo, which is currently the largest provider of liquid bulk storage in Brazil.

In July 2005, Ultracargo started up a new terminal in Santos, its second port terminal that integrates road, rail and maritime transportation systems. In June 2008, Ultracargo signed the sale and purchase agreement for the acquisition of 100% of the shares of União Terminais held by Unipar. In October 2008, the acquisition of the port terminals in Santos and Rio de Janeiro were concluded. In November 2008, Ultracargo completed the acquisition of 50% of the total capital stock held by Unipar in União Vopak, which owned a port terminal in Paranaguá. The combination of its operations with those of União Terminais doubled the size of Ultracargo in terms of EBITDA and made it the largest liquid bulk storage company in Brazil, strengthening its operating scale. With this acquisition, Ultracargo increased its presence at the port of Santos, the largest Brazilian port, and is now strategically positioned in the ports of Rio de Janeiro and Paranaguá, where the company did not previously have operations.

In December 2009, Ultracargo acquired Puma Storage do Brasil Ltda., a storage terminal for liquid bulk located at the port of Suape, in the state of Pernambuco. In July 2012, Ultracargo acquired Temmar from Temmar Netherlands B.V. and Noble Netherlands B.V., subsidiaries of Noble Group. Temmar owned a terminal in the port of Itaqui, in the state of Maranhão.

In January 2018, Tequimar entered into a sale and purchase agreement for the acquisition of 100% of the quotas of TEAS, owned by Raízen Energia S.A. and Raízen Araraquara Açúcar e Álcool Ltda., whose assets had already been operated by Tequimar in the port of Santos. On March 29, 2018, the acquisition was concluded.

Ipiranga

In March 2007, Ultrapar, Petrobras and Braskem announced their intent to acquire the Ipiranga Group, and Ultrapar entered into, and Petrobras and Braskem acknowledged, the Ipiranga Group SPA with the Key Shareholders of the principal companies comprising the Ipiranga Group. In April 2007, Ultrapar acquired the control of the Southern Distribution Business, EMCA and a one-third stake in RPR, in connection with the acquisition of the Ipiranga Group. Following the acquisition, Ultrapar, which was already Brazil’s largest LPG distributor, became the second largest fuel distributor in the country, with a 14% market share in 2007, according to ANP.

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

In August 2008, Ipiranga entered into a sale and purchase agreement with Chevron for the acquisition of 100% of the shares of CBL and Galena. The combination with Texaco created a nationwide fuel distribution business, strengthening its competitiveness through a larger operational scale. After completion of the acquisition, Ipiranga implemented its business plan, which consisted of two main work streams (i) the integration of operations, administrative and financial functions of Texaco, and (ii) the implementation of Ipiranga’s business model in the expanded network, with a wider range of products and services and a differentiated approach to its resellers. As of December 31, 2012, Ipiranga had also converted all the acquired Texaco branded stations into the Ipiranga brand.

In February 2009, a capital increase of R$15 million was approved at an extraordinary general shareholders’ meeting of RPR through the issuance of 15 million new common and preferred shares and the admission of new shareholders in its capital stock, as part of the acquisition of the Ipiranga Group. As a result, RPR ceased to be a wholly-owned subsidiary of Ultrapar. Ultrapar retains an equity interest of 33% in RPR.

In October 2010, Ipiranga acquired 100% of the shares of DNP. DNP distributed fuels in the states of Amazonas, Rondônia, Roraima, Acre, Pará and Mato Grosso through a network of 110 service stations, with 4% market share in 2009 in the North of Brazil.

In November 2012, Ipiranga entered the segment of electronic payment for tolls, parking and fuels through ConectCar. ConectCar fits into Ipiranga’s strategy of differentiation, offering more products and services in its service station network focused on convenience and practicality, generating benefits for its clients, retailers and for the company itself. In October 2015, Redecard S.A. acquired 50% of ConectCar from a former partner. This new partner provided opportunities to ConectCar expand its services to new markets, continuing with its purpose of offering customers mobility, convenience, flexibility and, above all, differentiated benefits.

In August 2016, Ipiranga entered into an association agreement with Chevron to create a new company in the lubricants business, Iconic; of which Ipiranga and Chevron hold 56% and 44%, respectively. Operations commenced on December 1, 2017.

Extrafarma

Benefitting from over 50 years of activity in the wholesale and retail of pharmaceutical products, Extrafarma is a leading drugstore chain in the main regions in which it operates. In September 2013, Ultrapar and the former shareholders of Extrafarma entered into an association agreement with Extrafarma, one of Brazil’s top ten drugstores chains, marking our entry in the retail pharmacy business. According to the terms of the agreement, Ultrapar and Extrafarma entered into a merger of shares, pursuant to which Ultrapar acquired 100% of the shares of Extrafarma in exchange for up to 2.9% of shares issued by Ultrapar to Extrafarma’s shareholders. Extrafarma became a wholly-owned subsidiary of Ultrapar from February 1, 2014 onwards. The total consideration of the Extrafarma Transaction consisted of the issuance of up to 16,028,131 shares of Ultrapar and the assumption by Ultrapar of Extrafarma’s net debt of R$106 million as of December 31, 2012.

Ultrapar received from the former seven shareholders of Extrafarma all of the shares of Extrafarma in exchange for 12,021,100 newly issued shares of Ultrapar, in accordance with Art. 252 of the Brazilian Corporate Law, increasing our issued share capital to 556,405,096 shares. In addition, as a mechanism for possible adjustments related to contingencies whose triggering events occurred prior to the closing of the transaction, we issued subscription warrants to the former Extrafarma shareholders that, if exercised, could potentially lead to the issuance of up to 4,007,031 shares until 2020, subject to adjustment based on numerous factors. Of the total possible shares that could be issued to the former Extrafarma shareholders upon exercise of the subscription warrants, Extrafarma’s shareholders could receive up to 801,409 additional shares of Ultrapar based on working capital adjustments and 3,205,622 shares of Ultrapar based on absence of indemnification obligations. In 2015, after a final agreement between Ultrapar and Extrafarma, the subscription warrants related to the working capital adjustments were cancelled. Therefore, currently, the exercise of subscription warrants by the former Extrafarma shareholders could potentially lead to the issuance of up to 3,205,622 shares of Ultrapar until 2020, none of which have been exercised at the date of this annual report.

Ultrapar’s 12,021,100 shares received by the former shareholders of Extrafarma are subject to lock-up agreements and will become available for trading in phases. Of the total shares, 33.5% were immediately available for trading after the closing, 8.3% became available in each of February 2015, February 2016, February 2017, February 2018 and February 2019 with the final tranche of 25% to be released from the lock-up in 2020, which will mark the sixth year after the closing.

Corporate events

On October 6, 1999, we concluded our initial public offering, listing our shares simultaneously on B3 and NYSE. In March 2000, Ultra S.A.’s shareholders signed an agreement, assuring equal treatment of all shareholders (holders of both common and/or preferred shares) in the event of any change in control – tag along rights. The agreement determined that any transfer of control of Ultrapar, either directly or indirectly, would only be executed in conjunction with a public offer by the acquiring entity to purchase the shares of all shareholders in the same proportion and under the same price and payment terms as those offered to the controlling shareholders. In December 2002, we completed a corporate restructuring process that had begun in October 2002. The effects of the corporate restructuring were (i) the merger of Gipóia Ltda., a company which held a 23% direct stake in Ultragaz and was owned by Ultra S.A., into Ultrapar, increasing our ownership in Ultragaz to 99.6% and (ii) the exchange of shares issued by Oxiteno for shares issued by Ultrapar.

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

In April 2011, our Board of Directors approved the submission to our shareholders a proposal to (a) convert any and all shares of preferred stock issued by the Company into common shares, on a 1:1 conversion ratio; (b) amend the Company’s bylaws, modifying several of its provisions, aiming to strengthen the Company’s corporate governance; and (c) adhere to the Novo Mercado segment rules. Our shareholders approved all the proposals and, in August 2011, Ultrapar’s shares began trading on the Novo Mercado under ticker symbol UGPA3. Simultaneously, Ultrapar’s ADSs, formerly represented by preferred shares, began representing Ultrapar’s common shares and began trading on the NYSE under this new format.

In May 2018, Ultra S.A.’s and Parth’s shareholders entered into a new shareholders’ agreement which became effective as of that date and replaced the shareholders’ agreement that was executed in 2014. The abovementioned companies are holding companies of the two branches of the Igel family, as well as of former executives of the Company. The agreement sets forth a set of rules to govern the relationship between these two shareholders and binds a total of shares representing 31.25% of the Company’s capital stock. The agreement aims to reinforce, without any change, the principles that have been governing the actions of two reference shareholders of Ultrapar, in favor of all shareholders’ interests and the guarantee that the Company is managed in a professional and independent manner. See “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders’ Agreements.”

Leadership

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

In June 2017, Ultrapar announced changes to its executive officers approved by its Board of Directors. As of October 2017, Frederico Curado replaced Thilo Mannhardt and assumed the position of Chief Executive Officer.

As part of a planned succession process and consistent with the Company’s governance, in May 2018, Paulo Guilherme Aguiar Cunha, after three decades of contributions, was nominated Chairman Emeritus of the Board of Directors, an honorary and life time position. To succeed him, Pedro Wongtschowski, Vice-Chairman of the Board of Directors and Chief Executive Officer of Ultrapar between 2007 and 2012, was elected Chairman. Mr. Lucio de Castro Andrade Filho, who joined the Company in 1977 and has been a member of the Board of Directors since 1998, was appointed for the position of Vice-Chairman of the Board of Directors.

Other important succession movements took place at the senior management level, with the nomination of Mr. Rodrigo de Almeida Pizzinatto, Mr. Tabajara Bertelli Costa and Mr. Marcelo Pereira Malta de Araújo as Presidents of Extrafarma, Ultragaz and Ipiranga, respectively, equally aligned to a planned succession process which blended internal promotions with the attraction of external talents.

Ultracargo—Fire at storage facilities in Santos

In April 2015, a fire occurred in six ethanol and gasoline tanks operated by Ultracargo in Santos, which represented 4% of the subsidiary’s overall capacity as of December 31, 2014. The Civil and Federal Police investigated the accident and its impacts, and concluded that it was not possible to determine the cause of the accident or to individualize active or passive conduct related to the cause, and there was no criminal charge against either any individual or Ultracargo, by both authorities. Notwithstanding, on February 21, 2018, the Federal Public Court accepted a criminal indictment filed by the Public Prosecutor’s Office against Tequimar, which has already presented its defense against these charges, after being summoned in June, 2018. As of the date of this annual report, a stay of proceedings is in effect while the parties attempt to reach a settlement agreement regarding certain civil damages alleged by the Public Prosecutor´s Office.

In June 2017, Ultracargo obtained the licensing required for the return to operation of 67.5 thousand cubic meters of the total of 151.5 thousand cubic meters affected by the fire. The remaining tanks are still non-operational and the process to obtain licensing to restart operations is currently underway as of the date of this annual report.

As a result of the evolution of the regulation process with insurers, as of December 31, 2016, the Company recorded insurance receivables in the amount of R$366.7 million and indemnities to customers and third parties in the amount of R$99.9 million in its balance sheet. In the first quarter of 2017, Ultracargo received the full amount from the insurers. The remaining amount for indemnities to customers and third parties recorded in its balance sheet was R$3.5 million and R$72.2 million for the years ended December 31, 2018 and 2017, respectively. In addition, on December 31, 2018, there were contingent liabilities not recognized related to lawsuits and extrajudicial lawsuits in the amount of R$62.9 million and R$3.4 million, respectively (R$88.1 million and R$25.9 million as of December 31, 2017).

See “Item 8.A. Financial Information Consolidated Statements and Other Financial Information—Legal Proceedings.”

Recent Developments

Port concessions

On March 22, 2019, Ultrapar, through its subsidiary Ipiranga, won the port concessions of three areas located with minimum storage capacity of 64 thousand cubic meters at the port of Cabedelo, in the state of Paraíba, and one area with minimum storage capacity of 66 thousand cubic meters at the port of Vitória, in the state of Espírito Santo, which will be designated for handling, storage and distribution of fuels. These concessions were carried out by two consortia of which Ipiranga holds one third of the total participation. The total investment to be made in respect of Ipiranga’s stake in the consortia is R$160 million, to be disbursed throughout the next five years, for a concession term of 25 years.

On April 5, 2019, Ultrapar, through its subsidiaries Ipiranga and Ultracargo, also won other three port concessions. Ipiranga won two areas located at the port of Miramar, in Belém, state of Pará: (i) BEL02A area, through a consortium 50% owned by Ipiranga, that shall have minimum storage capacity of 41 thousand cubic meters, and (ii) BEL04A area, which is currently operated by Ipiranga with minimum storage capacity of 23 thousand cubic meters. Such areas will be operated for at least 15 years, according to the auction notice. Ultracargo won the concession of VDC12 area in the port of Vila do Conde, in Barcarena, state of Pará. The minimum storage capacity will be 59 thousand cubic meters. The area will be operated by Ultracargo for at least 25 years, according to the auction notice. The estimated investments regarding these port concessions up to approximately R$450 million, to be disbursed throughout the next five years.

IPP administrative process

On April 10, 2019, CADE concluded the administrative proceeding involving IPP that discussed alleged non-competitive conduct in the fuel-distribution and resale market in the cities of Belo Horizonte, Contagem and Betim, in the state of Minas Gerais, between October 2006 and July 2008. Despite IPP’s assertion as to the good standing of its conducts demonstrated throughout the proceeding, the CADE administrative award ruled against IPP for allegedly influencing uniform commercial conduct among fuel resellers, while the charges against IPP for participating in the formation of a cartel among fuel distributors were dismissed. The award requires IPP to pay a fine of R$40.7 million.

Approval of stock split

On April 10, 2019, the Company’s extraordinary and annual general meeting approved the stock split of common shares issued by Ultrapar, at a ratio of one currently existing share to two shares of the same class and type. The stock split approved shall not imply in any change in the Ultrapar’s capital stock. The new shares and ADRs resulting from the stock split approved will be of the same class and will grant to its holders the same rights of the current shares and ADRs.

Investments

We have made substantial investments in our operations over the last three fiscal years. Investments at Ipiranga have been directed to (i) the expansion of the Ipiranga network of service stations, convenience stores and lubricant service shops, (ii) the expansion of its logistics infrastructure to support the growing demand, and (iii) the maintenance of its operations. Oxiteno has invested in the maintenance of its production units, mainly for specialty chemicals in Brazil, Mexico and the United States, the commencement of operations in the United States, and the modernization of its industrial plants. At Ultragaz, we have invested mainly in small bulk LPG distribution (UltraSystem) and the purchase and renewal of LPG bottles and tanks. We have also invested in the consolidation of our national coverage over the past three years. Ultracargo has mainly invested in the expansion and maintenance of its storage facilities in response to strong demand for logistics infrastructure in Brazil, including investments in modernization of safety systems of its terminals. Extrafarma has invested mainly in the opening and maintenance of its drugstores. See “Item 4.A. Information on the Company—History and Development of the Company.”

The following table shows our total additions to property, plant, equipment, and intangible assets for the years ended December 31, 2018, 2017 and 2016:

	Year ended December 31,
	2018	2017 Restated(1)	2016 Restated(1)
	(in millions of Reais)
Ipiranga	387.6	519.5	367.5
Oxiteno	466.6	462.6	288.4
Ultragaz	225.0	214.9	225.5
Ultracargo	161.8	86.4	78.9
Extrafarma	118.0	170.5	142.8
Others(2)	18.3	22.6	9.9

Total – additions to property, plant, equipment and intangible assets	1,377.3	1,476.5	1,113.1

(1)	See “Presentation of Financial Information.”
(2)	Includes mainly capital expenditures related to corporate information technology.

In 2018, Ultrapar’s investments net of divestments and repayments were R$1,947 million.

•

Ipiranga invested R$957 million, practically 50% allocated to the expansion of the service stations network (through branding unbranded stations, opening new stations and capturing new customers), am/pm and Jet Oil franchises and logistics facilities. The remaining 50% was invested in network renovation, maintenance and logistics infrastructure. Out of the total investment, R$388 million were related to property, plant and equipment and additions to intangible assets, R$390 million to contractual assets with clients – exclusive rights (exclusive rights disbursement provided in Ipiranga’s agreements for resellers and major consumers which are recognized as contractual assets when paid and amortized according to the conditions established in the agreements) and R$179 million to financing to clients and leasing advances, net of repayments.

•	Oxiteno invested R$467 million, principally allocated to the construction of the plant in the United States and in the expansion and maintenance of its industrial units as a whole.

•	Ultragaz invested R$225 million, mainly in the bulk segment, replacement and acquisition of gas bottles and information technology.

•	Ultracargo invested R$162 million, mainly allocated to the expansion of the Itaqui and Santos terminals and adjustments and maintenance to existing infrastructure.

•	Extrafarma invested R$118 million, largely allocated to the opening of new stores and the new information systems platform.

Ultrapar’s investment plan for 2019 totals R$1,762 million and is indicative of the Company’s commitment to the sustainable growth of its businesses and operating excellence.

•

At Ipiranga, the approved limit for investments is R$824 million, approximately 50% being allocated to expansion of the resellers network with the addition of fueling stations and am/pm and Jet Oil franchises and the expansion of logistics infrastructure with the construction of two bases and expansion of three others. The remaining 50% will be invested in maintenance and modernization of Ipiranga’s activities, principally the renewal of reseller contracts and information to support the operations.

•

The investment of R$319 million approved for Oxiteno will be used mainly for technological modernization of its productive units, in addition to investments in safety, with a view to efficiency gains and increased productivity.

•

At Ultragaz, investments of R$279 million were approved for the: (i) capture of new clients in both the bottled and bulk segments; (ii) replacement and acquisition of gas bottles; (iii) expansion and maintenance of the filling plants; and (iv) investments in information technology to achieve efficiency gains and as part of the innovation strategy.

•

Ultracargo is expected to invest R$161 million in increased tankage at the Itaqui and Santos terminals, adding 16% to its total capacity over the course of the second half of 2019, and in the continuing improvement in safety and infrastructure at the terminals.

•	Extrafarma plans to invest R$158 million for expanding the store network with the rollout of new stores as well as expanding its logistical infrastructure and IT capability.

Equity investments

We have also made several acquisitions and related investments to maintain and create new opportunities for growth and to consolidate our position in the markets in which we operate.

Equity investments consist of acquisition of subsidiaries and capital increases, net of capital reductions in subsidiaries, joint-ventures and associates. The table below shows our equity investments for the years ended December 31, 2018, 2017 and 2016:

	Year ended December 31,
	2018	2017	2016
	(in millions of Reais)
Ipiranga(1)	31.9	16.0	47.3
Oxiteno	—	—	—
Ultragaz	—	—	—
Ultracargo(2)	103.4	—	—
Extrafarma	—	—	—
Others	(1.2)	—	—

Total equity investments(3)	134.0	16.0	47.3

(1)	Capital invested in ConectCar.
(2)	Acquisition of 100% of quotas of TEAS.
(3)	Equity investments consist of acquisition of subsidiaries and capital increases, net of capital reductions in joint-ventures and associates.

B.	Business Overview

Ultrapar is a Brazilian company with more than 80 years of history, with leading positions in the markets in which it operates: specialized distribution and retail through Ultragaz, Ipiranga and Extrafarma, production of specialty chemicals through Oxiteno and liquid bulk storage services through Ultracargo.

•

Ultragaz is the leader in LPG distribution in Brazil, which is one of the largest markets worldwide. Ultragaz had a 23.6% market share as of December 31, 2018 according to ANP and was one of the largest independent LPG distributors in the world in terms of volume sold. “Item 4.B. Information on the Company—Business Overview—Distribution of Liquefied Petroleum Gas—Ultragaz—Competition.” As of December 31, 2018, we delivered LPG to an estimated 11 million households through a network of approximately 5.4 thousand independent retailers in the bottled segment and to approximately 54 thousand customers in the bulk segment.

•

Ipiranga is one of the largest fuel distributors in Brazil, with a network of 7,218 service stations and 20.2% market share as of December 31, 2018 according to ANP. See “Item 4.B. Information on the Company—Business Overview—Fuel Distribution—Ipiranga—Competition.”

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

•

Ultracargo has a leading position in its sector, being the largest provider of liquid bulk storage in Brazil in terms of number of terminals and storage capacity, with six terminals and a storage capacity of 700 thousand cubic meters as of December 31, 2018.

•	Extrafarma is the fifth largest drugstore chain in Brazil, according to ABRAFARMA, with 433 drugstores and 2 distribution centers as of December 31, 2018.

The following chart simplifies our organizational structure as of the date hereof, showing our principal business units. For more detailed information about our current organizational structure, see “Item 4.C. Information on the Company—Organizational Structure.”

Our Strengths

Leading market positions across all businesses

Ultragaz is the largest LPG distributor in Brazil. In 2018, Ultragaz’s national market share was 23.6% according to ANP, and served approximately 11 million homes in the bottled segment and 54 thousand customers in the bulk segment. For the year ended December 31, 2018, Ultragaz’s total volume of LPG sold was 1.7 million tons.

Ipiranga is one of the largest fuel distributors in Brazil with a 20.2% market share in 2018 according to ANP and a network of 7,218 service stations as of December 31, 2018. See “Item 4.B. Information on the Company—Business Overview—Fuel Distribution—Ipiranga—Competition.” In addition to the service stations, Ipiranga’s network has 2,493 am/pm convenience stores and 1,772 Jet Oil franchises. In 2018, Ipiranga focused on its strategy of expansion of its network (branding unbranded stations, opening new stations and new customers). The implementation of Ipiranga’s business model— including its network of convenience stores and loyalty programs — in its service station network allows it to offer a broad range of products and services, which benefits consumers and resellers. The volume of fuel sold by Ipiranga in 2018 was 23.7 million cubic meters.

Oxiteno is a major producer of specialty chemicals and one of the largest producers of ethylene oxide and its principal derivatives in Latin America, according to IHS Chemical. Our chemical operations supply a broad range of market segments, particularly crop protection chemicals, food, cosmetics, detergents, packaging for beverages, thread and polyester filaments, brake fluids, petroleum and paints and coatings. For the year ended December 31, 2018, Oxiteno sold 769 thousand tons of chemical products. In Brazil, Oxiteno competes principally against imports.

Ultracargo is the largest provider of liquid bulk storage in Brazil, with six terminals and storage capacity of 700 thousand cubic meters as of December 31, 2018, and leading positions in the main ports in Brazil in which it operates.

Extrafarma is the fifth largest drugstore network in the country, according to ABRAFARMA’s ranking, with 433 drugstores and 2 distribution centers as of December 31, 2018.

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

Ultrapar’s businesses are simultaneously resilient and leveraged on Brazilian economic growth. Certain of Ultrapar’s businesses, such as the sale of LPG for residential use and fuels for light vehicles, are resilient due to their inelastic demand profile and, therefore, are less volatile in economic downturns. Bottled LPG is an essential good, as it is mainly used for cooking, and, therefore, is not as correlated to economic performance. Volume of fuels for light vehicles tends to grow linked to the number of light vehicles in Brazil. The Brazilian light vehicle fleet grew at rates ranging from 1% to 6% per year during the last five years, despite the volatility in the economic growth during this period, leading to a similar level of growth in the volume of fuels for light vehicles.

On the other hand, other of Ultrapar’s businesses, such as sales of diesel fuel, specialty chemicals and bulk LPG are linked to economic performance and tend to experience higher sales volumes during periods of strong economic growth. Sales growth of these products have been historically correlated to the performance of the Brazilian economy.

Highly efficient LPG distribution network

Ultragaz maintains an exclusive network of independent dealers, which has enabled Ultragaz to control the quality and productivity of its dealers leading to a recognition that we believe is associated with quality, safety and efficiency, and also to have frequent contact with LPG customers. This network constituted approximately 5,400 dealers that sell Ultragaz LPG bottles. In addition, in April 1995, Ultragaz was the first player to introduce LPG small bulk delivery in Brazil, with lower distribution costs than bottled distribution. Over the years, it has built a strong client base in this segment.

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

Flexibility across the petrochemical cycle

Oxiteno is one of the largest producers of ethylene oxide and its principal derivatives in Latin America. In 2018, 98% of its ethylene oxide production was used internally in the production of ethylene oxide derivatives, which can be roughly classified in two groups: specialty and commodity chemicals. Oxiteno is a major producer of specialty chemicals, which have traditionally higher margins and less exposure to petrochemical cycles than commodity chemicals. Oxiteno has also been heavily investing in the development of products derived from renewable raw materials, aiming at reducing its dependence on oil-based feedstock and expanding its product portfolio.

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

Strong operational track record

Our Company has exhibited a solid operational track record. Our EBITDA presented an average compound annual growth of 15% from 1998 to 2018, despite the overall macroeconomic volatility in Brazil and in the world during this same period. See “Item 3.A. Key Information—Selected Consolidated Financial Data” for more information about EBITDA. Our net income attributable to shareholders of the Company presented average compound annual growth of 18% from 1998 to 2018.

Experienced management team

We are led by a strong and experienced management team with a proven track record in the LPG and fuel distribution, retail, petrochemical and specialized logistics industries. Our senior management team has on average more than 15 years of experience in the Company. In addition, among the ten members of our Board of Directors, three have more than 15 years with the Company and the new members bring relevant experience and knowledge to Ultrapar, providing a renewed vision and contributing to the development of the Company.

Alignment of interests

Members of Ultrapar’s management are shareholders of Ultrapar and receive variable compensation linked to performance and value generation to shareholders measured by Economic Value Added (EVA®) growth targets. Moreover, Ultrapar has consistently implemented improvements in corporate governance, such as being the first Brazilian company to grant 100% tag along rights to all its shareholders, the segregation of the roles of Chief Executive Officer and Chairman of the Board of Directors and its emphasis on maintaining transparency and consistency in its interactions with investors. Ultrapar is also a founding member of the Latin American Corporate Governance Roundtable Companies Circle, a group dedicated to promoting corporate governance in Latin America.

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

Enhance retail network

Ultrapar’s strategy for its retail operations is strongly focused on differentiation and innovation. At Ipiranga, this focus has translated to the creation of new market niches through its reseller network characterized by customer service and convenience, thus contributing to high levels of customer loyalty. We believe these initiatives result in a better value proposition for customers and resellers, creating benefits for the whole chain – the client has access to differentiated, more convenient products and services; the reseller has a more attractive business; and the service station has a differentiated positioning, contributing to the evolution of the company’s results.

Ipiranga’s Posto Ecoeficiente project (Eco-Efficient service station) is one of the initiatives that reflect Ultrapar’s innovation philosophy. It aggregates, in a single project, innovative solutions and sustainable technologies, in harmony with the profitability of the service station for the reseller. This project offers solutions in the construction and operation of service stations that result in better use of resources, such as water and electricity, and reduction of wastage and residues. Ipiranga ended 2018 with 1,182 eco-efficient services stations.

In 2009, Ipiranga launched Km de Vantagens (“KMV”), a loyalty program through which customers and resellers may redeem rewards and benefits in areas of entertainment, tourism, magazines, airline tickets, car rental and others. With over 29 million participants in 2018, KMV has served as an important platform, strengthening relationships with Ipiranga’s customers and resellers.

Also, as part of its differentiation strategy, Ipiranga launched in 2010 bakeries within its am/pm stores and became Brazil’s largest bakery franchise chain. Our bakeries serve fresh products – like bread, coffee, snacks and hot meals – through more than 100 items, including am/pm branded products. As of December 31, 2018, there were 930 bakeries.

In 2012, among the initiatives of Ipiranga, we highlight the entrance in the segment of electronic payment for tolls, parking and fuels through ConectCar. Once installed on a vehicle’s windshield, ConectCar’s tag automatically opens toll gates through a monthly payment system. At the end of 2018, ConectCar reached 392 thousand active customers and is available in all toll roads in Brazil, as well as in several malls, parking lots and airports.

In 2014, Ipiranga launched a verticalized and integrated supply solution, concentrating logistics, sales and service of am/pm convenience stores under a single umbrella structure: am/pm Suprimentos. This initiative aims to streamline am/pm operations, improve the franchisees’ competitiveness and ensure a higher quality product assortment, creating value for clients and franchisees. As of December 31, 2018, am/pm Suprimentos operated four distribution centers located in the states of Rio de Janeiro, São Paulo, Paraná and Rio Grande do Sul, which supply am/pm convenience stores in those states with the main categories of products, except tobacco and ice cream.

Also in 2014, Ipiranga launched Beer Cave, a new beer purchase experience at its am/pm convenience stores. The Beer Cave is a walk-in refrigerated container aimed at the retail consumer that stores more than 100 national and international brands of cold beers ready for consumption. As of December 31, 2018, there were 545 Beer Caves installed in Ipiranga’s franchisees premises.

In addition, in 2015, Ipiranga opened a new configuration of am/pm in São Paulo: an expanded concept of convenience comparable to small neighborhood supermarkets for urban service stations, with supply of fresh products – like fruits, vegetables, meats, flowers and a wider range of fast meals. Ipiranga also launched a flagship store, “am/pm Estação”, in the State of São Paulo, a model developed for highway service stations to provide long distances travelers with a broader array of convenience and personal care products distances drivers and travelers.

In 2016, Ipiranga developed and launched Abastece Aí (Portuguese for Fill Up Here), a mobile payment service app that seeks to maximize advantages from the integration of platforms to offer even greater convenience and benefits to customers. Through the Abastece Aí app, customers can obtain discounts in exchange for KMV points. In addition, they can receive rewards of their preference and finalize the refueling process by using a unique KMV password in a safe payment method. In 2018, more than 1.4 million customers used the app as a mean of payment and nine times more payments were made through Abastece Aí as compared to 2017.

Ipiranga also launched a new gasoline called DT Clean in 2016, using one of the most modern fuel additive technologies that aims to restore the engine’s performance to its original state, while at the same time increasing the car’s useful life and efficiency. In addition, in 2017, Ipiranga launched Octapro, a high-octane gasoline that features a combination of cutting-edge additives and, among other benefits, helps engines reach their top power and improves driving performance.

In 2017, Ipiranga further strengthened the products offered at its am/pm stores with the launch of Wine Cave. In an air-conditioned wine cellar, customers can find a wide variety of wines, from 60 to 80 different labels, at the right temperature. As of December 31, 2018, there were 15 Wine Cave units installed in the states of Minas Gerais, São Paulo, Rio de Janeiro, Santa Catarina, Paraná and Amazonas.

Invest in niche segments for LPG distribution

Ultragaz is strengthening its presence in the North and Northeast regions of Brazil by focusing on expanding to states where it previously did not have significant operations and where LPG consumption has historically grown faster than Brazil’s national average rate.

For the bulk segment, Ultragaz strategy is focused on two areas. The first one is offering its clients mainly in industrial and agribusiness segments new applications for LPG. As a result, Ultragaz aims at expanding its participation in the use of LPG for home and personal care and localized heating, such as preheating of industrial furnaces, especially in steel, lead, asphalt manufacturing and metallurgical plants, and in new applications in agribusiness, such as drying grains and seeds, with greater operational and economic efficiency.

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

On November 4, 2015, Ultrapar’s Board of Directors approved the expansion of Oxiteno’s specialty chemicals’ capacity in Pasadena (Texas) in the United States, by building an alkoxylation unit at its current site, which started operating in September 2018. The plant is located in one of the world’s most important chemical hubs, taking advantage of attractive conditions of raw materials, as well as highly efficient logistics infrastructure. The investment expands Oxiteno’s footprint in the United States, focusing on local markets of agrochemicals, personal care, household and industrial cleaning, coatings and oil and gas. The new unit’s capacity is 120,000 tons per year at its initial stage. Until December 31, 2018, the total amount invested in this plant was US$185 million.

Continue to enhance product mix at Oxiteno

We increased Oxiteno’s capacity to produce a variety of value-added ethylene oxide derivatives and other specialty chemicals in order to optimize its sales mix across petrochemical cycles. Oxiteno’s investments in research and development have resulted in the introduction of 72 new products during the last three years. Oxiteno will continue to invest in research and development focused on developing new products to meet clients’ needs. In addition, we intend to continue to focus Oxiteno’s sales in the Brazilian market, which allows us to continuously add value to our products. In 2018, Oxiteno’s research and development expenditures were R$57 million.

Maintain financial strength

We seek to maintain a solid financial position to allow us to pursue investment opportunities and enhance our shareholders’ return on their investment in our Company. Our net debt (consisting of loans, debentures and finance leases recorded as current and non-current liabilities, net of cash and cash equivalents and financial investments) as of December 31, 2018 was R$8,211.7 million, representing a 2.68 times net debt (consisting of loans, debentures and finance leases recorded as current and non-current liabilities, net of cash and cash equivalents and financial investments) to EBITDA ratio. We have been consistently distributing dividends to our shareholders. During the five years ended December 31, 2018, we have declared yearly dividends representing an average of 59% of our net income.

Key Financial Information

The table below sets forth certain financial information for us:

	Year ended December 31,
	2018	2017	2016	2015	2014
		Restated(1)		As previously reported(1)
	(in millions of Reais)
Net revenue from sales and services	90,698.0	79,230.0	76,740.0	75,655.3	67,736.3
Net income attributable to Ultrapar’s shareholders	1,150.4	1,526.5	1,537.8	1,503.5	1,241.6
Gross debt	(15,206.1)	(13,590.6)	(11,417.1)	(8,901.6)	(8,375.2)
Cash, cash equivalents and financial investments	6,994.4	6,369.9	5,701.8	3,973.2	4,400.1
Net debt(2)	(8,211.7)	(7,220.7)	(5,715.3)	(4,928.4)	(3,975.1)

(1)	See “Presentation of Financial Information.”
(2)	See footnote 6 under “Item 3.A. Key Information—Selected Consolidated Financial Data” for a more complete discussion of net debt and its reconciliation to information in our financial statements.

The table below sets forth the net revenue from sales and services for our principal businesses:

	Year ended December 31,
	2018	2017	2016	2015	2014
		Restated(1)		As previously reported(1)
	(in millions of Reais)
Net revenue from sales and services(2)	90,698.0	79,230.0	76,740.0	75,655.3	67,736.3
Ultragaz	7,043.2	6,071.0	5,365.1	4,621.2	4,091.3
Ipiranga	76,473.4	66,950.5	65,793.7	65,349.8	58,830.1
Oxiteno	4,748.4	3,959.4	3,701.4	4,082.5	3,413.6
Ultracargo	493.6	438.4	355.4	315.5	346.5
Extrafarma(3)	2,028.0	1,868.9	1,578.6	1,336.3	1,101.3

(1)	See “Presentation of Financial Information.”
(2)	Segment information for Ultragaz, Ipiranga, Oxiteno, Ultracargo and Extrafarma is presented on an unconsolidated basis. See “Presentation of Financial Information” for more information.
(3)

In 2014, reflects net revenue for the 11-month period from February 1, 2014, the date on which Extrafarma’s results of operations were consolidated into our financial statements, through December 31, 2014. For additional information, see “Presentation of Financial Information.”

The tables below set forth Adjusted EBITDA for Ipiranga and EBITDA for Ultragaz, Oxiteno, Ultracargo and Extrafarma:

	Year ended December 31,
	2018	2017	2016	2015	2014
		Restated(1)		As previously reported(1)
	(in millions of Reais)
Adjusted EBITDA(2)
Ipiranga	2,052.4	3,066.8	3,049.0	2,768.8	2,288.0
EBITDA(2)
Ultragaz	258.1	440.0	425.4	357.0	305.5
Oxiteno	625.4	295.9	453.9	739.8	403.7
Ultracargo	178.5	124.3	171.1	26.3	166.9
Extrafarma(3)	(46.8)	23.1	38.8	28.7	29.8

(1)	See “Presentation of Financial Information.”
(2)

See footnote 5 under “Item 3.A. Key Information—Selected Consolidated Financial Data” for a more complete discussion of EBITDA and Adjusted EBITDA and its reconciliation to information in our financial statements.

(3)

In 2014, reflects EBITDA for the 11-month period from February 1, 2014, the date on which Extrafarma’s results of operations were consolidated into our financial statements, through December 31, 2014. For additional information, see “Presentation of Financial Information.”

Distribution of Liquefied Petroleum Gas

Industry and Regulatory Overview

Liquefied petroleum gas (LPG) is a fuel derived from the oil or natural gas refining process. In Brazil, 71% of local demand in 2018 was produced in local refineries and the remaining 29% was imported. LPG has the following primary uses in Brazil:

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

The following chart shows the process of LPG distribution:

Historically, bottled LPG has represented a substantial portion of the LPG distributed in Brazil and is primarily used for cooking. The use of LPG for domestic heating in Brazil is immaterial compared with its use in other developed and emerging countries, primarily because of Brazil’s generally warm climate. Consequently, demand seasonality throughout the year is relatively small. In addition, because LPG is not used to a significant extent for domestic heating in Brazil, overall consumption of LPG per capita is lower in Brazil compared to countries where domestic heating is a major element of LPG demand, making low distribution costs a major competitive differential in the Brazilian LPG market.

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

Currently, the LPG distribution industry in Brazil consists of 15 LPG distribution companies or groups of companies and is regulated by the National Petroleum Agency (ANP). The LPG distribution industry includes purchasing nearly all its LPG requirements from Petrobras, filling LPG bottles and bulk delivery trucks at filling stations, selling LPG to dealers and end users, controlling product quality and providing technical assistance to LPG consumers. See “— Industry and Regulatory Overview — The role of the ANP.” LPG produced by Petrobras, which represented 71% of total LPG sold in Brazil in 2018, is transported in pipelines and by trucks from Petrobras’ production and storage facilities to filling stations maintained by LPG distributors. The balance is imported by Petrobras into Brazil and stored in large storage facilities mostly maintained by Petrobras. The imported LPG is then transported from the storage facilities by pipeline and truck to the LPG distributors’ filling stations.

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

Since 2001, distributors have been allowed to freely establish retail prices, which were previously set by the Brazilian government. Until the end of 2001, the LPG refinery price charged by Petrobras to all LPG distributors was determined by the Brazilian government and was the same for all LPG distributors in all regions of Brazil. Historically, refinery prices have been subsidized by the Brazilian government. In January 2002, the Brazilian government abolished subsidies to refinery prices and Petrobras started to freely price LPG in the domestic market, adopting the international price plus surcharges as its benchmark. However, the Petrobras refinery price of LPG is still subject to the Brazilian government influence when the government deems appropriate. Refinery prices of LPG in Reais remained unchanged from May 2003 to the end of 2007, despite increases in oil and LPG prices in the international markets, which were partially offset by the appreciation of the Real compared to the U.S. dollar, reducing the difference between LPG prices in Brazil and in the international markets. From 2008 to 2016, Petrobras increased LPG refinery prices for commercial and industrial usage sporadically. In 2017 and 2018, LPG refinery prices were adjusted more frequently, as shown below:

	Jan-08	Apr-08	Jul-08	Jan-10	Dec-14	Sep-15	Dec-15	Dec-16	Apr-17	Jul-17	Aug-17
Commercial and Industrial LPG (% adjustment)	15%	10%	6%	6%	15%	11%	4%	12%	-4.0%	-5.2% and 8.0%	7.2%

	Sep-17	Nov-17	Dec-17	Jan-18	Feb-18	Mar-18	May-18	Jul-18	Sep-18	Nov-18	Dec-18
Commercial and Industrial LPG (% adjustment)	2.3% and 7.9%	6.5%	5.3%	-6.3%	-4.6%	-4.2% and 4.7%	7.1% and 3.6%	4.4%	5.0%	-5.6% and -9.2%	-4.7%

The LPG refinery price for residential use remained unchanged from May 2003 to September 2015, when Petrobras increased prices by 15%. In the recent past, Petrobras’ practice was not to immediately reflect in its oil derivatives prices in Brazil the volatility of international prices of oil and oil derivatives. However, in June 2017, the dynamic of LPG prices supplied to the distributors was modified to reflect international price volatility and exchange rate variation, as shown below:

	Mar-17	Jun-17	Jul-17	Aug-17	Sep-17	Oct-17	Nov-17	Dec-17
Residential LPG (% adjustment)	9.8%	6.7%	-4.5%	6.9%	10.7% and 6.9%	12.9%	4.5%	8.9%

In January 2018, the price dynamic for LPG acquisition at refineries was adjusted to soften the transfer of price volatility in the international market to the domestic price. The period for verification of international prices and currency rates, which dictate the percentages of price adjustment, will be the average of the preceding twelve months and no longer the monthly variation and price movement will now become quarterly and not monthly. The following table shows residential LPG adjustments:

	Jan-18	Apr-18	Jul-18	Nov-18
Residential LPG (% adjustment)	-5.0%	-4.4%	4.4%	8.5%

In 2016 and 2017, Petrobras’ average refinery price was US$356 per ton and US$484 per ton, respectively, compared with the average international price of US$273 per ton and US$409 per ton, respectively. In 2018, Petrobras’ average refinery price was US$560 per ton compared with the average international price of US$459 per ton.

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

With the discovery of the pre-salt reservoirs, the Brazilian Government created an inter-ministerial committee to analyze the various alternatives and suggest modifications to Brazil’s exploration and production concession regime, which has been in force since the enactment of the Petroleum Law. The Brazilian Government decided to develop the oil and natural gas deposits in the pre-salt region by means of production sharing contracts (“PSC”), resulting in the new regulatory regime for the pre-salt reservoirs, which was finally implemented through Federal Law No. 12,351/2010 (the “Pre-salt Law”).

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

In order to operate in Brazil, an LPG distributor must be licensed with the ANP and must comply with certain minimum operating requirements, including:

•	maintenance of sufficient LPG storage capacity;

•	maintenance of an adequate quantity of LPG bottles;

•	use of bottles stamped with the distributor’s own brand name;

•	possession of its own filling plant;

•	appropriate maintenance of LPG filling units;

•	distribution of LPG exclusively in areas where it can provide technical assistance to the consumer either directly or indirectly through an authorized dealer; and

•	full compliance with the Unified Suppliers Registration System (Sistema de Cadastramento Unificado de Fornecedores – SICAF).

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

The self-regulatory code/ANP Resolution 49/2016 and 51/2016. In August 1996, most of the Brazilian LPG distributors, representing more than 90% of the market, bottle manufacturers, LPG transportation companies and certain LPG retail stores, under the supervision of the Brazilian government, entered into a statement of intent regarding the establishment of a program for “requalifying” LPG bottles (a process under which they undergo safety and quality checks) and other safety procedures, known as the “Self-Regulatory Code” or “Código de Autorregulamentação.” See “—Ultragaz—Bottle swapping centers” and “— Ultragaz—Requalification of bottles.” Before the Self-Regulatory Code came into effect, certain LPG distributors, not including Ultragaz, would fill bottles stamped with another distributor’s brand. This practice resulted in a low level of investment in new bottles, giving rise to concerns regarding the safety of older bottles. The Self-Regulatory Code provides, among other things, that:

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

Ruling 334 set forth the following timetable for the implementation of the measures adopted under the Self-Regulatory Code:

•	the construction of at least 15 bottle swapping centers, starting in November 1996 (see “—Ultragaz—Bottle swapping centers” and “—Ultragaz—Requalification of bottles”);

•	the filling of third-party bottles which ceased in October 1997;

•	the requalification of 68.8 million bottles manufactured up to 1991 starting in November 1996; and

•	the requalification of 12.8 million bottles manufactured between 1992 and 1996 starting in November 1996.

The Self-Regulatory Code was replaced by ANP Resolution 49/2016 and 51/2016, which regulates the distribution of LPG activities.

Ultragaz had to requalify 2.5 million bottles, 2.6 million bottles and 2.4 million bottles in 2016, 2017 and 2018, respectively. In 2019, Ultragaz expects to requalify approximately 2.9 million bottles.

Environmental, health and safety standards. LPG distributors are regulated by ANP and subject to Brazilian federal, state and local laws and regulations relating to the protection of the environment, public health and safety. The CONAMA, the Ministry of Economy (Ministério da Economia), and the Ministry of Infrastructure (Ministério da Infraestrutura) are the primary regulators of LPG distribution at the federal level.

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

Ultragaz

We distribute LPG through Ultragaz. Founded in 1937, we were the first LPG distributor in Brazil. At that time, Brazilians used wood stoves and, to a lesser extent, alcohol, kerosene and coal stoves. Ultragaz was the leading company by sales volume in the Brazilian LPG market as of December 31, 2018, according to ANP.

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

•

Utingás, a storage services provider that operates two facilities in São Paulo and Paraná. Utingás was incorporated in 1967 when Ultragaz and other LPG distributors joined to construct LPG storage facilities based in the states of São Paulo and Paraná. Ultragaz currently indirectly owns 57% of Utingás. See “—Storage of LPG”.

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

Distribution of bulk LPG is largely carried out through 190 kg storage tanks installed on the clients’ premises. Since 1995, Ultragaz operates small- and medium-sized bulk delivery facilities with bob-tail trucks, known together as UltraSystem, which deliver LPG in bulk mainly to residential buildings, commercial and industrial clients. Ultragaz’s clients in the commercial sector include shopping centers, hotels, residential buildings, restaurants, laundries and hospitals. Ultragaz’s trucks supply clients’ stationary tanks using a system that is quick, safe and cost effective.

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

Ultragaz’s strategy for bulk LPG distribution is to continue its process of product and service innovation. Ultragaz has a team to identify the needs of each bulk LPG client and to develop technical solutions for using LPG as an energy source. Furthermore, in 2015 Ultragaz started operating under a new concept for the small and medium business clients, named Ultrapronto. As an innovative concept in the LPG industry, Ultrapronto represents a more agile and complete service to the client, including prospecting of clients, setup of equipment, logistics and after-sale service. It permeates the entire value chain of the bulk segment, based on: (i) differentiated value proposition for the client, (ii) standardization of processes, in order to enable the service to client, and (iii) rationalization of the installation process.

The table below shows Ultragaz’s sales of LPG to clients of bottled and bulk LPG:

	Year ended December 31,
Client category	2018	2017	2016
	(in thousands of tons)
Bottled LPG
Residential delivery by Ultragaz / Ultragaz owned retail stores	56.3	61.1	60.4
Independent dealers(1)	1,141.5	1,139.8	1,137.0

Total bottled LPG	1,197.7	1,201.0	1,197.5
Total bulk LPG	527.2	544.8	562.8

Total tons delivered	1,724.9	1,745.7	1,760.3

(1)	Includes residential deliveries and distribution through retailers’ stores.

Residential delivery has evolved during the last years from primarily door-to-door to a scheduled, order by phone or app.

LPG distribution is a very dynamic retail market where consumers’ habits change constantly, thus creating opportunities for the company. In order to more closely track market developments and differentiate itself from its competitors, Ultragaz has developed and enhanced sales channels and payment methods. In the last decade, the company expanded the participation of Disk Gás (sale of LPG bottles by telephone) and, more recently, introduced ordering through a smartphone app (Ultragaz Connect) and through a website (Pedido Online). These initiatives provide customers with greater convenience, add further value and generate logistic optimization to Ultragaz. The same principles have been extended to the bulk segment, in which Ultragaz is a pioneer and has a leading position. Ultragaz has been developing new usages for its products, such as localized heating for the ignition of industrial furnaces, mainly in lead, iron and steel industries. Ultragaz has also expanded LPG uses portfolio to agribusiness, such as a solution for coffee roasting and for cotton ginning. Lastly, tracking consumption trends in the bulk segment, Ultragaz intensified its unique account billing service in residential condominiums, through which it provides individual gas bills.

Given Ultragaz’s network and reach to the most remote communities in Brazil, it has engaged in a series of initiatives and partnerships to promote social inclusion, education and culture. The table below shows the most relevant ones:

Project	Year of launch	Brief description
Ultragaz Cultural	2000	• Series of shows, movies, theater, literature, music and educational workshops • 2008 – 2018: served more than 268 thousand children in 22 states in Brazil
Partnership with Ministry of Health	2008

•   Awareness and educational campaigns to address diseases prevention, such as dengue, Zika virus, H1N1 and yellow fever, as well as other basic health concerns

•   2009 – 2018: reached more than 140 million people

United Nations Partnership	2009	• Ultragaz is a signatory of the UN Global Compact • In 2016, Ultragaz joined the 17 Objectives of Sustainable Development
Junior Achievement	2009	• The largest and oldest organization in Brazil dedicated to educating youth in business • 2018: 290 volunteers were involved in 13 states in Brazil, benefiting more than 2,400 students
“Pega Pilhas, Baterias e Celulares”	2012	• Collection and disposal of used batteries in Ultragaz’s consumers’ households • 2018: almost 1 ton of batteries collected in 10 states in Brazil
“Campanha Junte Óleo: Ultragaz Coleta e Soya Recicla” – Partnership with Bunge and Triângulo Institute, a NGO	2013

•   Cooking oil recycle campaign to avoid its disposal into drinkable water sources

•   2015: the project won the 14th Marketing Best Sustainability Award

•   2018: over 1 million liters of oil collected, reaching 610,000 Brazilian households with approximately 400 resellers involved

“Somar Sustentabilidade”	2014	• A project that aims to foster sustainability concept and practices among its resellers • By the end of 2018, more than 480 resellers had participated
Ultragaz Sustainable Shop	2014

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

•   2018: 45 suppliers were involved

Ultragaz Volunteer Portal	2016	• A corporate social network to foster volunteer projects • 2018: more than 550 employees registered on the website
Female Empowerment	2018

•   Partnership with the Feminine Association for Social and University Studies (Afesu) focused in supporting socially vulnerable women by offering training schemes for entry into the labor market. 2018: 70 girls (between 12-17 years old) were benefited

•   With the support of Woman Entrepreneur Network (Rede Mulher Empreendedora), Ultragaz offers opportunities and fosters entrepreneurship and redeeming self-esteem among women who are victims of domestic violence. 2018: 120 women were involved

Distribution infrastructure. Ultragaz’s distribution strategy includes having its own distribution infrastructure for bulk LPG, since it believes proximity to customers is a significant factor in successful distribution and sales strategies. Ultragaz also maintains a large independent dealer network for the bottled LPG. See “—Independent dealers.” For both bottled and bulk LPG, deliveries are made by a staff wearing Ultragaz uniforms and driving vehicles with Ultragaz’s logo. Ultragaz has also invested in information technology for improving its process, such as logistics optimization and production efficiency. Ultragaz delivers bottled LPG, using a distribution network, which included 5.4 thousand independent dealers and a fleet of 41 vehicles for the delivery of gas bottles and 287 for bulk delivery as of December 31, 2018.Bottled sales capacity derives from the number of bottles bearing Ultragaz’s brands. Ultragaz estimates that, as of December 31, 2018, there were 26.1 million 13 kg bottles stamped with Ultragaz’s brands in the market.

Independent dealers. Ultragaz’s independent distribution network ranges from large dealers, which carry out extensive home delivery, to single retail stores, which sell small quantities of LPG bottles. ANP Rule 51, enacted on November 30, 2016, that repealed the ANP Rule 297, sets that the independent dealers must be registered with ANP and comply with a list of prerequisites contained in such rule, as well as those required by law for the storage of bottles up to 90 kg. Also, each municipality sets forth its own safety regulations applicable to stores that sell LPG, including a minimum distance from certain locations, such as schools. For the year ended December 31, 2018, 95% of Ultragaz’s bottled LPG sales were made through independent dealers. The agreements entered into between Ultragaz and independent dealers require the use of the Ultragaz brand and the display of the Ultragaz logo in the delivery vehicles and on the uniforms worn by delivery personnel. Proprietary rights of the trademark and the logo are retained by Ultragaz and are duly registered with the National Institute of Industrial Property (INPI – Instituto Nacional de Propriedade Industrial). All contracted dealers are Ultragaz’s exclusive representatives. Under the terms of the respective contracts, each dealer agrees not to deliver non-Ultragaz LPG bottles.

Ultragaz understands that investing in the efficiency of its reseller network is key for staying ahead of competition and at the same time aligned with market demand for LPG. Accordingly, Ultragaz has developed several programs aimed at improving resellers’ management quality and standards.

The main tool is the Programa de Qualificação de Revendas (Reseller Qualification Program), which seeks to standardize Ultragaz’s resellers’ best management practices, including brand standardization, management quality, and strict compliance with the laws applicable to the industry. Through an assessment process, resellers are classified into categories (blue diamond, diamond, golden, bronze and opportunity), allowing the participants to check their performance compared to Ultragaz’s excellence standards and stimulating constant improvement. In 2018, approximately 4.5 thousand resellers participated in the program – a significant increase compared to 2008, when the program began with approximately 750 resellers evaluated. Out of the resellers that participated in the program in 2018, 74% (or 3.3 thousand) were qualified as bronze or above, in line with 2017 (72%) and 2016 (73%), attesting their compliance with most of Ultragaz’s quality requirements. In addition to the Reseller Qualification Program, Ultragaz has been deploying new initiatives to improve the efficiency of its resellers, such as the pre-operation training programs, aiming to accelerate their maturing process and anticipate financial results, increasing success rates among the new resellers, comprised of courses focused on key aspects of LPG operations, marketing and cash flows, among others.

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

Bottle swapping centers. Pursuant to the Self-Regulatory Code, established in 1996 and approved by ANP, the LPG distributors have established 9 operating swapping centers to facilitate the return of the bottles to the appropriate distributor. Under the Self-Regulatory Code, while LPG distributors may pick up any empty LPG bottles tendered by customers in exchange for full LPG bottles, whether or not such empty bottles were put in circulation by that distributor, after October 1997, LPG distributors were not permitted to refill third-party bottles. Accordingly, LPG distributors may deliver third-party bottles to a swapping center where such bottles may be exchanged for bottles placed in circulation by such LPG distributor. The swapping centers currently charge a fee of R$0.56 per exchanged LPG bottle.

Requalification of bottles. The useful life of a bottle varies depending on a number of factors, the most important of which are the extent to which the bottle has been exposed to corrosion from the atmosphere and whether the bottle has been damaged. The Self-Regulatory Code and ANP regulation provides that all bottles must be requalified after their first fifteen years of use, and every ten years thereafter. Each bottle is visually inspected for damage and corrosion to determine if it can be requalified or if it should be scrapped. In the case of bottles which pass the quality and safety checks, several procedures are followed before the bottles are stamped with the year of requalification and the next term in which they are due for requalification.

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

Since 2001, distributors have been allowed to freely establish retail prices, which were previously set by the Brazilian government. Until the end of 2001, the LPG refinery price charged by Petrobras to all LPG distributors was determined by the Brazilian government and was the same for all LPG distributors in all regions of Brazil. Historically, refinery prices have been subsidized by the Brazilian government. In January 2002, the Brazilian government abolished subsidies to refinery prices and Petrobras started to freely price LPG in the domestic market, adopting the international price plus surcharges as its benchmark. However, the Petrobras refinery price of LPG is still subject to the Brazilian government influence when the government deems appropriate. Refinery prices of LPG in Reais remained unchanged from May 2003 to the end of 2007, despite increases in oil and LPG prices in the international markets, which were partially offset by the appreciation of the Real compared to the U.S. dollar, reducing the difference between LPG prices in Brazil and in the international markets. From 2008 to 2016, Petrobras increased LPG refinery prices for commercial and industrial usage sporadically. In 2017 and 2018, LPG refinery prices were adjusted more frequently, as shown below:

	Jan-08	Apr-08	Jul-08	Jan-10	Dec-14	Sep-15	Dec-15	Dec-16	Apr-17	Jul-17	Aug-17
Commercial and Industrial LPG (% adjustment)	15%	10%	6%	6%	15%	11%	4%	12%	-4.0%	-5.2% and 8.0%	7.2%

	Sep-17	Nov-17	Dec-17	Jan-18	Feb-18	Mar-18	May-18	Jul-18	Sep-18	Nov-18	Dec-18
Commercial and Industrial LPG (% adjustment)	2.3% and 7.9%	6.5%	5.3%	-6.3%	-4.6%	-4.2% and 4.7%	7.1% and 3.6%	4.4%	5.0%	-5.6% and -9.2%	-4.7%

The LPG refinery price for residential use remained unchanged from May 2003 to September 2015, when Petrobras increased prices by 15%. In the last years, Petrobras’ practice was not to immediately reflect in its oil derivatives prices in Brazil the volatility of international prices of oil and oil derivatives. However, in June 2017, the dynamic of LPG prices supplied to the distributors was modified to reflect international price volatility and exchange rate variation, as shown below:

	Mar-17	Jun-17	Jul-17	Aug-17	Sep-17	Oct-17	Nov-17	Dec-17
Residential LPG (% adjustment)	9.8%	6.7%	-4.5%	6.9%	10.7% and 6.9%	12.9%	4.5%	8.9%

In January 2018, the price dynamic for LPG acquisition at refineries was adjusted to soften the transfer of price volatility in the international market to the domestic price. The period for verification of international prices and currency rates which dictate the percentages of price adjustment will be the average of the preceding twelve months and no longer the monthly variation and price movement will now become quarterly and not monthly. The following table shows residential LPG adjustments:

	Jan-18	Apr-18	Jul-18	Nov-18
Residential LPG (% adjustment)	-5.0%	-4.4%	4.4%	8.5%

We cannot guarantee that this trend will continue. Any sharp increase in LPG prices charged to LPG distributors could have an impact on Ultragaz’s results if it is unable to maintain its operational margins or sales volume.

In 2016 and 2017, Petrobras’ average refinery price was US$356 per ton and US$484 per ton, respectively, compared with the average international price of US$273 per ton and US$409 per ton, respectively. In 2018, Petrobras’ average refinery price was US$560 per ton compared with the average international price of US$459 per ton. See “—Industry and Regulatory Overview—The role of the Brazilian government.”

Storage of LPG. On December 31, 2018, Ultragaz’s storage capacity was approximately 19.7 thousand tons, including Utingás’ storage capacity. Based on its 2018 average LPG sales, Ultragaz could store approximately 3.4 days of LPG supply. Accordingly, an interruption in the production of LPG may result in shortages, such as the one that occurred during the Petrobras strike in 1995.

Ultragaz stores its LPG in large tanks at each of its filling plants located throughout the regions in which it operates. Primary filling plants receive LPG directly from Petrobras by pipeline; secondary filling plants are supplied by truck; and satellite plants primarily hold LPG which is used to fill bob-tail trucks for small bulk distribution to customers that are not located near a primary or secondary filling plant. See “Item 4.D. Information on the Company—Property, Plants and Equipment.”

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

•	Nacional Gás Butano, a Brazilian LPG distributor, which has been present in the market for more than 60 years.

The following table sets forth the market share of Ultragaz and its competitors in terms of volume according to ANP:

	Year ended December 31,
LPG Distributor	2018¹	2017	2016
Ultragaz	23.7%	23.6%	23.8%
Liquigás	21.3%	21.6%	21.7%
Supergasbras	20.0%	20.1%	20.5%
Nacional Gás Butano	19.5%	19.5%	19.3%
Others	15.4%	15.1%	14.7%

Total	100.0%	100.0%	100.0%

(¹)	Data from January to September 2018, since the information for the 12-month period is not available, except for Ultragaz.

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

In 2015, the Brazilian LPG market decreased by 1.5% compared to 2014, mainly driven by the decrease of 5.4% in the bulk segment compared to 2014, mostly due to the continued worsening of the economic environment in Brazil. In 2016, the Brazilian LPG market increased by 1.2% compared to 2015, driven by an increase in both segments. The bottled segment grew by 1.2% over 2015, given its resilient nature as an essential good and the bulk segment grew by 1.1% compared to 2015, due to new clients entering this market in 2016. In 2017, the Brazilian LPG market remained stable compared to 2016. The bottled segment increased by 0.6%, and the bulk segment decreased by 1.8%. In 2018, the Brazilian LPG market decreased by 1.0% compared to 2017, mainly driven by the decrease of 1.4% in the bottled segment.

The following graph shows LPG sales volume for the Brazilian market and Ultragaz for the periods indicated:

Source: ANP (volume for 2007 according to Sindigás)

Income tax exemption status. Brazilian legislation provides a 75% income tax reduction for businesses located in the Northeast region of Brazil, which depends of SUDENE’s formal and previous approval. Ultragaz is entitled to this tax benefit at its filling plants located at Mataripe, Caucaia, Juazeiro and Aracaju until 2024, 2025, 2026 and 2028, respectively. Suape’s plant obtained an extension of its tax benefit in January 2019 for a 10-year period, based on the modernization of the facilities, and a benefit appraisal report was sent on January 23, 2019 to the Brazilian Federal Revenue Service for approval within 120 days. The total amount of SUDENE’s income tax exemption for Ultragaz for the years ended December 31, 2018 and 2017 was R$12.8 million and R$3.0 million, respectively. For further information, see Note 9.c to our 2018 consolidated financial statements.

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

Fuel Distribution

Industry and Regulatory Overview

The Brazilian fuels market comprises the distribution and marketing of gasoline, ethanol, diesel, fuel oil, kerosene and natural gas for vehicles (NGV). In 2018, diesel represented 47% of the fuels distributed in Brazil, followed by gasoline, ethanol, fuel oils, NGV and kerosene, each of which represented 33%, 16%, 2%, 2% and less than 0.01%, respectively.

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

In December 2018, credit in Brazil reached 47% of GDP, compared to 47% in December 2017, 49% in December 2016, 54% in December 2015 and 52% in December 2014, which, combined with a growth in disposable income in Brazil in 2018 (although with continued high unemployment rates), had a positive effect on the sales of vehicles in the year. According to ANFAVEA, approximately 2.5 million new light vehicles were registered in Brazil in 2018, an increase of 14% compared to 2017. The average light vehicle fleet increased by 1.6% in 2018, reaching 42 million at the end of the year. Among the total vehicles sold in 2018, 88% were flex-fuel vehicles, which have engines adapted to operate using either gasoline or ethanol, or by any combination of the two, 3% were gasoline-only fueled vehicles, 9% were diesel-only and less than 0.2% were electric vehicles. Since the launching of flex-fuel vehicles in Brazil in 2003, 32.6 million flex-fuel cars were sold in Brazil.

Moreover, recent changes to legislation and inspection in the fuel distribution sector have helped to progressively curb unfair competition, creating a level playing field. These improvements should benefit the formal market by capturing the volume from the grey market.

According to ANP, the distribution of fuels (gasoline, ethanol and diesel) is made mainly through three channels, as follows:

•	Service stations, which serve final retail consumers;

•	Large consumers, mainly industries and fleets; and

•	Retail—wholesale resellers—TRR, specialized resellers that distribute diesel to medium and small volume end-users.

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

Oil-derivative products are transported from refineries and port terminals to storage terminals via pipelines, coastal or river shipment and trucks. Transportation of oil-derivative products between primary and secondary storage terminals is provided by pipeline, railroads, trucks and coastal or river barges. Ethanol is transported from the many distilleries to primary and secondary storage bases by trucks and railroads. Delivery to service stations, large consumers and TRRs is made exclusively by trucks.

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

Since January 2008, under the Biodiesel Program, distributors have been required to include a percentage of biodiesel in the volume of diesel sold, in order to reduce greenhouse gas emissions. In addition, this program has also the social purpose of encouraging and developing small agriculture producers of biodiesel raw materials. From January 2008 to June 2008, the biodiesel mix requirement was 2%. On July 1, 2008 and 2009, the biodiesel mix requirement was increased to 3% and to a further 4%, respectively. On January 1, 2010, the biodiesel mix requirement was increased to 5%, on July 1, 2014 to 6% and on November 1, 2014 to 7%. In March 2016, the government enacted Law No. 13,263, which increased the required percentage of biodiesel mix to diesel to 8% until March 2017, reaching 10% up to 2019. On March 1, 2017, the biodiesel mix was 8% and since March 1, 2018, the biodiesel mix requirement is 10%. On October 29, 2018, the National Council of Energy Policy published CNPE 16/2018 Resolution authorizing ANP to increase the biodiesel mix requirement to 15% until 2023, subject to technical testing of engines. As of January 31, 2019, there were 156 fuel distributors authorized by the ANP to operate in Brazil.

Supply. Petrobras is currently the only relevant domestic supplier of oil derivatives, accounting for 99% of Brazilian production. There are currently 17 oil refineries in Brazil, of which Petrobras owns 13. Petrobras’s total refining capacity in 2018 was 375 thousand cubic meters per day. Brazilian refineries are located predominantly in the South and Southeast regions of Brazil. The overall product yield for these refineries in 2018 was 40% diesel, 23% gasoline, 10% fuel oil, 7% LPG and 20% other products, including naphtha. In 2018, 81% of oil derivates was supplied by local refineries and the remaining 19% was imported.

Ethanol is purchased from various producers. In 2018, there were 367 mills in Brazil, which produced approximately 33 million cubic meters of ethanol, 29% of which was anhydrous ethanol and the rest of which was hydrated ethanol. Brazil’s supply of anhydrous and hydrated ethanol is seasonal and depends mostly on the sugarcane harvest. Since July 2017, six corn-based ethanol plants have been operating in the Midwest region of Brazil. In 2018, 93% of such supply came from Central and Southern Brazil and the remainder of which came from Northern Brazil.

Biodiesel is purchased from the many producers of biofuels in Brazil, and its main raw materials are tallow and soy seeds. As of December 31, 2018, there were 52 biodiesel producers, located predominantly in the Midwestern region. Brazil’s biodiesel production in 2018 was 65% of its total production capacity. Since January 2008, which was the first year of the Biodiesel Program, Petrobras has been required to purchase biofuels in auctions promoted by ANP and supply distributors with amounts of biodiesel corresponding to the proportional volume of diesel purchased. This policy aims to prevent distributors from selling diesel without including the minimum required amount of biodiesel.

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

In October 2016, a new pricing for gasoline and diesel was established with the objective of, among other aspects, controlling fluctuating prices according to international references on a monthly basis. Therefore, gasoline and diesel prices became directly influenced by the international prices and the Real/U.S. dollar exchange rate. Under the new pricing dynamic, gasoline prices were reduced by 3.2% and 3.1% and increased by 8.1% in October, November and December 2016, respectively. On the same occasions, diesel prices were reduced by 2.7% and 10.4% and increased by 9.5%.

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

In 2018, fuel costs increased in Brazil as oil prices rose globally and the Real depreciated. As a consequence, at the end of May 2018, the truck drivers started a nationwide strike claiming for a decrease on diesel prices, exemption from tolls on passages without goods, a legal reform among others demands. The strike caused fuels and other consumer goods shortages all over the country. Therefore, the Brazilian government reacted by establishing emergency measures, such as minimum freight price table, reduction of R$460 per cubic meter (or R$0.46 per liter) in diesel price, being R$160 per cubic meter (or R$0.16 per liter) in CIDE and PIS and COFINS tax exemptions and R$300 per cubic meter (or R$0.30 per liter) by the subvention program up to December 31, 2018. Initially, prices were maintained for 60 days, and after this period, they were monthly adjusted according to a parametric formula established by the ANP. The program ended on December 31, 2018 and Petrobras returned to the previous adjustment policy according to the international market.

The following graphs show the price volatility of fuels acquired by the distributors from the refineries:

Source: Petrobras

Ethanol prices are deregulated, being freely charged by the ethanol producers. In order to curb unfair competitive practices in the ethanol sales, some measures have been taken by the government, supported by Plural members. In April 2008, it became mandatory for fuel producers and distributors, as well as TRRs, to issue electronic tax invoices in all the states of Brazil. In addition, in June 2008 the government, through the Brazilian Congress, enacted Law No. 11,727/08, based on the Provisional Measure 425 (Medida Provisória 425), which came into force in October 2008. Under this law, two initiatives were imposed to prevent tax evasion: (i) increasing the proportion of collection of PIS and COFINS taxes at distilleries from 25% to 40% and (ii) requiring distilleries to install flow meters (medidores de vazão) to control the output of ethanol, however this initiative was not implemented due to technical aspects. In 2009, ANP started to track sales of methanol. The blending of methanol with ethanol is an example of product adulteration practiced by certain distributors or gas station owners, mainly in the State of São Paulo. On May 7, 2013, the government adopted the Provisional Measure 613 (Medida Provisória 613), which, among other resolutions, granted tax incentives to ethanol producers and to chemical producers through PIS and COFINS tax credits and reductions. As a result, all PIS and COFINS taxes levied on ethanol, which corresponded to R$120 per cubic meter as of December 31, 2013, were collected by the producers, and they received a R$120 per cubic meter tax credit to offset the increased PIS and COFINS taxes levied on ethanol. However, in January 2017, PIS and COFINS taxes for ethanol producers were reestablished at R$120 per cubic meter, without any corresponding credit.

In July 2017, the Brazilian Government announced an increase in PIS and COFINS taxes for ethanol. For ethanol producers, taxes levied increased from R$120.0 to R$130.9 per cubic meter and for ethanol distributers went from zero to R$110.9 per cubic meter.

In accordance with the publication of Law No. 11,097 on January 13, 2005, the National Biodiesel Program (Programa Nacional de Biodiesel) was created. Since 2008, a certain amount of biodiesel has been required to be added to diesel. In addition, some changes were required in the distributors’ facilities, as well as the restructuring of its logistics. In March 2016, the government enacted Law No. 13,263, which increased the required percentage of biodiesel mix to diesel to 8% until March 2017, reaching 10% up to 2019. On March 1, 2017, the biodiesel mix was 8% and since March 1, 2018, the biodiesel mix requirement is 10%. On October 29, 2018, the National Council of Energy Policy published CNPE 16/2018 Resolution authorizing the ANP to increase the biodiesel mix requirement to 15% until2023, subject to technical testing of engines.

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

Since 1971, Petrobras has acted in the Brazilian fuel distribution market through its subsidiary BR. BR is the leader in the fuel distribution market, with market share of 26.3% in 2018, according to ANP.

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

Plural (formerly, Sindicom) is the association that represents the interests of major Brazilian fuel distributors, with its members controlling 67.1% of the Brazilian fuel market in 2018. The association was formed in 1941 and its primary purpose is to promote uniform standards for industry regulation and to provide a forum in which members can discuss matters affecting the industry. Plural represents its members in discussions before federal and state governmental bodies and presents its members perspectives on relevant laws and regulations, including those relating to taxation, operations, industrial and occupational safety and environmental protection.

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

Among the actions taken were:

(i) significant interaction with the Brazilian judiciary, including holding seminars for judges and prosecutors concerning the problems facing the industry and directly participating in tax litigation involving distributors that are not Plural members, (ii) sponsorship of the development of a chemical coloring solvent that is added to anhydrous ethanol, in order to prevent the addition of water (and later to be sold as hydrated ethanol), (iii) support of ANP resolution that restricts the sale of hydrated ethanol by producers to distributors and prohibits sales by producers to resellers or end-consumers; (iv) support of ANP resolution that forbids distributors to sell fuels to resellers operating under another brand, except for white-flag dealers, who operate without a brand; (v) contribution to the development of CODIF, a system that electronically controls the collection of value-added taxes on fuel sales, (vi) support in the implementation of electronic invoices at the federal level, concluded in 2008, (vii) support for ANP regulation which established brand definition and the obligation of disclosing the origin of the fuels in order to inhibit certain distributors from using a fake brand (known as cloned stations); and (viii) the suggestion of several other measures, supported by ANP, including focusing the collection of PIS and COFINS on distilleries and the installation of flow meters, which were included in Law No. 11,727/2008. As a result of these efforts, the more regulated market is leading to the weakening of the business model of lower prices based on artificially lower costs and unfair practices, creating a level playing field and increasing sales volume of the formal market.

Environmental, health and safety standards. Fuel distributors are subject to Brazilian federal, state and local laws and regulations relating to environmental protection, safety and occupational health and safety licensing by the fire department and transportation. The CONAMA is the principal responsible for ruling and accepting matters with respect to the environment. Environmental state agencies and municipal departments are also responsible for establishing and supervising complementary laws and regulations within its areas of operation.

Fuel distributors must obtain authorizations and/or licenses from federal, state and/or municipal environmental agencies and fire departments to implement and operate their facilities. They are required to develop programs to control air and water pollution and hazardous waste. Emergency plans for its plants and headquarters, involving communities, public companies and other private companies must also be implemented. Additionally, fuel distributors must also comply with laws from the Ministry of Economy, which prescribes occupational health and safety standards. To maintain a safe and healthy workplace, companies must carry out comprehensive occupational health and safety programs.

Fuels may be transported only under special conditions. In Brazil, transportation of dangerous products is regulated and the regulations cover all modes of transport.

Ipiranga

Ipiranga was founded in 1937 and is one of the largest fuel distributors in Brazil, with 20.2% market share in terms of sales volume in 2018, according to ANP. Ipiranga distributes diesel, gasoline, ethanol, NGV, fuel oil, kerosene, ARLA (liquid agent to reduce nitrogen oxides emissions from heavy vehicles), lubricants and greases nationwide through its network of 7,218 service stations and 87 storage terminals as of December 31, 2018.

Ipiranga has implemented a differentiation strategy by offering a broad range of products and services throughout its service station network. This strategy has led to a significant and growing convenience store business, branded am/pm, including the expansion of the bakery network and private label products under the same brand, as well as lubricant servicing businesses, Jet Oil and Jet Oil Motos (for motorcycles), and the consolidation of other related products and services.

Ipiranga conducts its commercial operations through five businesses units, as follows:

•	Retail – fuel distribution through retail service stations;

•	Business to business – large consumers and TRRs;

•	am/pm – convenience store;

•	Jet Oil – oil change service centers; and

•	Digital products – responsible for developing and marketing Ipiranga’s loyalty program, KMV, and Ipiranga’s digital products.

Post the acquisition by Ultrapar, Ipiranga only operated in the South and Southeast regions of Brazil. In March 2009, Ipiranga acquired Texaco gas stations network in Brazil and became a nationwide distributor, operating in all regions of Brazil, including the Northeast, North and Midwest regions where the fuel consumption grows above the national average rate, given the lower car penetration and faster-growing household income compared to other regions. In November 2010, Ipiranga closed the acquisition of DNP, which distributed fuel in the states of Amazonas, Rondônia, Roraima, Acre, Pará and Mato Grosso through a network of 110 service stations, with 4% market share in the North region of Brazil in 2009 and was the fourth largest fuel distributor in this geographic area.

In August 2016, Ipiranga entered into a joint venture agreement with Chevron to create a new company in the lubricants business, Iconic, of which Ipiranga and Chevron hold 56% and 44%, respectively. Operations commenced on December 1, 2017. The JV combines two complementary and experienced companies in this business, aiming at value creation by sharing best practices and strengthening its position in the competitive Brazilian lubricants market. The combination of the two businesses increases the capillarity of the sales channels in Brazil through Ipiranga’s network, as well as through Ipiranga’s and Chevron’s lubricant distributors network. Currently, Iconic attends more than 100 thousand retailers in Brazil through approximately 50 authorized distributors. The company operates three plants, two in the state of Rio de Janeiro and one in São Paulo. Iconic sells lubricants, greases, additives and coolants under Ipiranga and Chevron brands. For the year ended December 31, 2018, Iconic’s sales volume was 292 thousand cubic meters. As of December 31, 2018, Iconic had 619 employees.

Fuel distribution

Ipiranga operates in the retail segment of the fuels distribution market through a network of service stations operating under the Ipiranga brand throughout Brazil. Sales volume from service stations network accounted for 76% of the total sales in 2018. Ipiranga also operates in the business-to-business (B2B) segment with almost seven thousand clients, such as state and municipal governments, industries and cargo and passenger transportation fleet owners. Distribution to B2B represented 24% of Ipiranga’s sales in 2018.

In 2018, the fuel volume sold by Ipiranga grew 1%, with sales volume of diesel increasing 2%, in line with the gradual recovery of the economy. Conversely, the volume of gasoline, ethanol and NGV was 1% less year-over-year, declining until July before resuming growth during the second half of the year. Large ethanol production in 2018 contributed to the reduction in its prices and, consequently, drove the 45% increase in sales, while gasoline sales volume recorded a decline of 14%.

Growth in the fuel distribution sector is directly influenced by GDP growth rates and by the size of the car fleet. See “Item 5.D. Operating and Financial Review and Prospects—Trend Information.” Legislative changes and inspection in the fuel distribution sector in recent years have progressively curbed unfair competition, creating a level playing field in the Brazilian distribution market. Overtime, these improvements should benefit the formal market by capturing the volume from the grey market. See “Item 4.B. Information on the Company—Business Overview—Fuel Distribution—Industry and Regulatory Overview.”

In 2018, 2.5 million new light vehicles were registered according to ANFAVEA, an increase of 13.8% compared to 2017, with flex fuel cars representing 88% of the total light vehicles registered in 2018. According to ANFAVEA, the average light vehicles fleet in Brazil as of December 31, 2018 was more than 42 million, an increase of 1.6% from 2017, as a consequence of the 2.5 million new cars registered and a scrapping of 1.7 million cars in 2018.

The table below shows Ipiranga’s sales of fuels by products:

	Year ended December 31,
	2018	2017	2016
	(in thousand cubic meters)
Diesel (by client category)
Retail (service station)	6,377.9	6,317.3	6,330.0
B2B (large consumers and TRR)	5,586.6	5,426.1	5,602.2

Total diesel	11,964.5	11,743.4	11,932.2
Gasoline	7,589.0	8,791.6	8,493.3
Ethanol	3,375.5	2,321.6	2,453.8
Lubricants	292.4	156.5	204.3
Others(1)	458.2	410.7	423.3

Total volume sold	23,679.6	23,458.5	23,506.9

(1)	Includes NGV, fuel oil, kerosene and ARLA.

Retail. Accounting for 76% of the total sales in 2018, the retail segment of the fuels distribution market has a network of 7,218 service stations operating under the Ipiranga brand throughout Brazil.

In 2018, Ipiranga continued its strategy to increase its scale of operations, adding 399 service stations through the conversion of unbranded service stations and the opening of new gas stations. As of December 31, 2018, there were 7,218 service stations, of which 881 had the land either owned by us or under a long-term lease to us and 6,337 owned by third parties. In 2018, 90% of these service stations were located in urban areas, with the remaining 10% located in highways. Furthermore, Ipiranga ended 2018 with 1,182 eco-efficient service stations (Posto Ecoeficiente — service stations with a set of solutions that reduce the consumption of materials, natural resources and energy of these service stations, including the reduction of waste generated during the construction).

Ipiranga generally enters into three types of arrangements with resellers in which: (i) Ipiranga owns the land, the service station and its equipment and leases it to an operator, (ii) a third party owns the land and leases it to Ipiranga and it constructs a service station facility or make improvements to an existing facility and further leases the station to an operator and (iii) the operator or a third party owns the land and constructs a service station facility or makes improvements to an existing facility that is typically financed by Ipiranga. Under the terms of the contracts and in accordance with applicable law, each reseller operating under Ipiranga’s brand must purchase fuels exclusively from us.

Ipiranga has created incentive programs over the years in order to strengthen brand loyalty and its relationship with its resellers’ network, in order to differentiate itself from its competitors. These incentive programs include annual rewards to its resellers, such as international trips through the relationship program Clube do Milhão (Million Club), upon the accomplishment of pre-established goals.

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

B2B. Ipiranga operates in the B2B segment with almost seven thousand clients, such as state and municipal governments, industries and cargo and passenger transportation fleet owners. In 2018, Ipiranga’s ten largest clients in B2B segment accounted for 16% of its revenue and no single customer accounted for more than 4%. Distribution to B2B represented 24% of Ipiranga’s sales in 2018.

Contracts. The relationship between Ipiranga and its clients is generally governed by exclusive supply contracts with terms ranging from 1 to 10 years. The types of contracts change according to the distribution channel. For service stations, contracts usually have longer terms (5 to 10 years) and may provide for the installation of pumps and tanks on the client’s premises and for the offering of financing and bonuses. Our commercial strategy includes the concession of bonuses agreements, which can be paid upfront (received on the signing of the contract) and/or post-paid (through the achievement of certain targets defined in contract). For the B2B segment, Ipiranga may sell fuels in the spot market or under exclusive supply contracts, with the terms ranging from 1 to 3 years on average. Ipiranga has been working to increase the percentage of supply of fuels in the B2B segment under exclusive supply contracts by providing additional services and generating value to its clients.

Distribution infrastructure. Ipiranga operated through 87 storage terminals as of December 31, 2018 that were strategically located to facilitate fast and efficient delivery of its products. There are two types of facilities: primary storage terminals, generally located near the coast and major cities, which are supplied by refineries through pipelines, and secondary storage terminals, which are mainly located inland, and are supplied by primary terminals by railroad or through road transportation for locations not accessible by railroad. Ethanol is supplied to the terminals mostly by road.

Ipiranga has its own fleet of trucks through its transportation company, Tropical, which was responsible for transporting 25% of the volume of fuels sold by Ipiranga in 2018, with the remaining portion of the transportation provided by third parties.

Supply of fuels. Currently, Ipiranga and its competitors purchase the majority of oil-derivative fuels from Petrobras under a formal supply contract that establishes the volume and the terms of supply. The contract with Petrobras is renewed annually and the volume contracted is based on the volume purchased in the previous year. The procedures for ordering and purchasing fuels from Petrobras are generally common to all distributors, including Ipiranga. There have been no significant interruptions in the supply of fuels by Petrobras to the distributors, with the exception of an interruption in 1995 due to a 15-day strike by Petrobras employees. In 2018, 81% of oil derivates was supplied by local refineries and the remaining 19% was imported.

The ethanol fuel market in Brazil consists of 367 sugarcane mills, producing sugar and ethanol from sugarcane. Ethanol production occurs approximately eight months per year. A portion of the production is stored in the distilleries to meet demand during the inter-harvest season. Distilleries produce two types of ethanol: (i) anhydrous ethanol, which must be blended with gasoline and (ii) hydrated ethanol, which is essentially used for flex fuel vehicles.

Ethanol in Brazil is substantially based on sugarcane that can either be used to produce ethanol or sugar. There are also six corn-based ethanol plants currently operating in the Midwest region of Brazil. From an ethanol producer’s perspective, the production ratio between ethanol and sugar is determined based on the respective prices of ethanol in the Brazilian market and of sugar in the international markets, such choice being fundamental for leveraging the profitability of their plant. Although ethanol production is subject to favorable climate conditions, the risk of interruptions in supply is primarily confined to the end of the harvest.

Storage of fuels. Ipiranga stores its fuels in large tanks at each of its facilities located throughout the regions in which it operates. Primary facilities receive fuels directly from Petrobras by pipeline and from distilleries by railroad and road transportation, while secondary facilities are supplied by railroad and trucks. See “Item 4.D. Information on the Company—Property, Plant and Equipment.” In 2018, Ipiranga’s storage capacity was 818.8 thousand cubic meters. Based on its 2018 average sales, Ipiranga can store approximately eleven days of fuel supply. Accordingly, an interruption in the production of oil-based fuels for longer than that time period could result in shortages, such as the one that occurred during the Petrobras strike in 1995. See “—The role of Brazilian government.”

am/pm

am/pm convenience store is the second largest franchise network in the country, according to ABF’s (Brazilian franchising association) ranking, with 2,493 stores, a penetration of 35% in the total service stations as of December 31, 2018.

Through its am/pm convenience stores, Ipiranga has been developing initiatives to increase product offerings. In 2010, we announced the launch of private label products, including energy drinks and snacks, and the expansion of the am/pm bakeries, providing to resellers an additional source of income, as well as strengthening the am/pm brand.

With nationwide presence, our bakeries serve fresh products – such as bread, coffee, snacks and hot meals – through more than 100 items, including am/pm branded products. A convenience store with a bakery has the potential to increase revenues by 100% compared to a regular am/pm by offering more products of daily consumption and increasing the flow of costumers in the store. Ipiranga ended 2018 with 930 bakeries.

In 2014, Ipiranga launched a new beer purchase experience through its Beer Cave, which is a walk-in refrigerated container that stores more than 100 brands of beer. Ipiranga ended 2018 with 545 Beer Caves.

In order to strengthen the am/pm convenience stores’ product offerings and operations, Ipiranga launched in 2014 its own supply solution. The am/pm Suprimentos concentrates logistics, sales and customer service of the convenience store main products in just one structure – covering 45% of the products basket and serving approximately 1.5 thousand stores. This initiative aims to streamline the am/pm convenience store’s operation, increase the competitiveness of franchisees and ensure higher-quality product range and higher standardization of products assortment and availability.

At the end of 2018, am/pm Suprimentos operated four distribution centers located in Rio de Janeiro, São Paulo, Paraná and Rio Grande do Sul states, which supply the stores in those states with the main categories of products, except tobacco and ice cream.

Ipiranga presented in São Paulo new configurations of the am/pm store concept in 2015. The new am/pm store models increase the options for complementary revenues to resellers. As of December 31, 2018, there were four stores with these new concepts installed in the states of Santa Catarina, São Paulo and Rio de Janeiro.

In 2018, Ipiranga further strengthened the products offered at its am/pm stores with the launch of Wine Cave. An air-conditioned wine cellar that customers can find a wide variety of wines, from 60 to 80 different labels, at the right temperature. As of December 31, 2018, there were 15 Wine Cave units installed in the states of Minas Gerais, São Paulo, Rio de Janeiro, Santa Catarina, Paraná and Amazonas.

The table below shows the highlights of am/pm stores:

2018
Number of gas station	7,218
Number of stores	2,493
Penetration	35%
Market share in terms of number of stores	31%
Revenues (in millions of Reais)	2,152.8
Market share in terms of revenues	12%
Weighted monthly revenues—store (in Reais)	110,899
Number of transactions (in millions of transactions)	185.1
Average ticket (in Reais)	11.63
Average area (in square meters)	58.4

am/pm revenues include a fixed franchising fee and a percentage of total revenues, which generally range between 4% and 8%. We also receive merchandising fees linked to contracts with suppliers, which establish trade agreements for the convenience stores. The model of convenience stores integrated with service stations is complementary, increasing fuel sales by 18%, on average.

Service stations convenience stores’ revenues in the Brazilian markets were R$7.4 billion in 2017 (last data available), a 3% growth compared to 2016, according to Plural. We believe the sector has potential for continued growth, mainly due to the shifts in cultural and household habits, such as (i) higher participation of women in the labor market; (ii) the increase of single-person households and smaller apartments; (iii) urbanization, increasing population density and logistical complexity; among others. Moreover, penetration of convenience stores in service stations in Brazil is bellow international standards. Only 19% of gas stations in Brazil have associated convenience stores, compared to 80% in the USA, 88% in the UK, and 75% in Argentina.

The convenience proposal increasingly adapts to the needs of consumers who seek practicality and speed in their routine, trying to solve their demands in a single stop. Thus, convenience stores fit the ideal model, adapting a complete service in one place.

These strategic differentiation initiatives implemented by Ipiranga resulted in a better value proposition for customers and resellers, generating benefits for the whole chain – the consumer gets access to differentiated products and services, the reseller earns higher revenues, and the service station obtains a differentiated positioning, turning Ipiranga into a convenience business platform for facilitating people’s daily routine and mobility.

Jet Oil

The Jet Oil business unit, Ipiranga’s lubricant-changing and automotive specialized service network, is the biggest franchise of automotive services in Brazil and the fifth in ABF (Associação Brasileira de Franquias – Brazilian Franchise Association) ranking among all kind of franchises. Jet Oil ended 2018 with 1,772 franchises, including 240 Jet Oil Motos, the first specialized lubricant-changing and service network for motorcycles.

More than seven thousand oil changes are made at Jet Oil units per day and 65% of the products sold are premium products. Jet Oil units offer an oil change service that features technology and safety, unifying quality products and expert services. These attributes translate Jet Oil’s slogan for consumers: “The full care that your car deserves”. Since 2015, we have modernized 27% of units into an innovative and more technological model, the Jet Oil Digital, a higher-selling version that offers consumers a new digital consumption experience.

Digital products

Digital products area is responsible for developing and marketing Ipiranga’s loyalty program, KMV, and Ipiranga’s digital products, focused on three pillars: innovation, intelligence and transformation.

KMV was created in 2009 and is a pioneer customer loyalty program in the fuel industry through which customers and resellers may redeem rewards and benefits in areas of entertainment, tourism, magazines, airline tickets, car rental and others. With over 29 million participants, KMV has served as an important platform, strengthening relationships with Ipiranga’s customers.

In 2018, more than 22 million products were redeemed at KMV loyalty platform and 28% of customers that filled-up at Ipiranga’s service stations collected points. Also, in 2018, the result of an analysis by Mastercard Advisors that assessed the fuel purchases in credit / debit card of more than 176 thousand customers comparing the behavior six months before and six months after the registration in the KMV loyalty program pointed to an average of 85% growth in total expenditures at Ipiranga’s service stations after joining the loyalty program. Each year, Ipiranga seeks new initiatives to add further value to the program, maintain current participants and increase the number of new participants.

Ipiranga developed and launched Abastece Aí (Portuguese for Fill Up Here) in 2016, a mobile payment service app, that seeks to maximize advantages from the integration of platforms to offer even greater convenience and benefits to customers. Through the Abastece Aí app, customers can obtain discounts in exchange for KMV points. In addition, they can receive rewards of their preference and finalize the refueling process by using a unique KMV password in a safe payment method. In 2018, more than 1.4 million customers used the app as a mean of payment and nine times more payments were made through Abastece Aí compared to 2017.

Ipiranga is a well-known and relevant brand in Brazil being considered Top of Mind by Kantas TNS 2018 in the segment. The marketing campaign “Ipiranga: um lugar completo esperando por você” (Portuguese for “Ipiranga: a complete place waiting for you”) was created with the concept of creating a place where customers can find a broader range of products and services to meet their needs. This concept is stimulated on Ipiranga’s communications, especially its TV ads, which includes the catchphrase “Pergunta lá no Posto Ipiranga” (Portuguese for “Ask there at the Ipiranga service station”), commonly used by many Brazilians as a jargon in its daily conversation.

Competition. Ipiranga’s main competitors in 2018 were:

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

•

Alesat, a domestic Brazilian fuel distributor created in 2006, as a result of the merger of Ale and Satelite, is present in 21 states. In December 2008, Alesat acquired the fuel distribution business of Repsol YPF in Brazil. In August 2017, the company decided to disassociate from Plural. In 2018, Glencore acquired 78% of Alesat fuel distribution.

The following table sets forth the market share of Ipiranga and its competitors based on volume of gasoline, ethanol and diesel sold, according to ANP and Plural data:

	Year ended December 31,
Distributor(1)	2018	2017	2016
Petrobras	26.3%	26.8%	28.2%
Ipiranga	20.2%	20.3%	20.4%
Raízen	20.6%	20.6%	19.9%
Alesat(2)	—	—	3.8%
Others	32.9%	32.3%	27.6%

Total cubic meters	100.0%	100.0%	100.0%

(1)	Volume sold of gasoline, ethanol and diesel.
(2)	No data is available in 2017 and 2018 because Alesat dissociated with Plural. Since 2017, Alesat’s market share is included in “Others”.

The retail market for gasoline, diesel and ethanol in Brazil is highly competitive, with similar products and relatively low margins. Therefore, our strategy is to differentiate ourselves in the market by offering value-added services to complement our main products, with the goal of becoming the preferred choice of customers. For more information on Ipiranga’s strategy see “Item 4.B. Information on the Company—Business Overview—Our Strategy—Enhance retail network.”

The following graphs show sales volumes for the Brazilian market and Ipiranga for the periods indicated:

¹

Diesel, gasoline, ethanol (Source: ANP and Plural) and NGV (Source: Abegás). Information provided by ANP and Plural are subject to retroactive adjustments and, therefore, can differ from the information contained herein.

Socio-environmental responsibility and quality. Since 2013, Ipiranga is a signatory of the UN Global Compact, an initiative sponsored by the United Nations formed by companies, institutions and the society. Its main goal is to mobilize the international business community to adopt internationally accepted business practices in the areas of human rights, labor relations, environment and anti-corruption intended to promote sustainable growth and civic awareness. Ipiranga annually publishes a Communication of Progress—COP—showing projects and actions taken during the year to comply with the UN Global Compact.

Since 2002, Ipiranga has adopted its own environmental management system through a program named SIGA, which applies what we believe to be the highest international standards to its policies and practices. Initially focused only on environmental initiatives, in 2009 the program expanded its scope to include areas such as safety, health, quality and social responsibility, in order to align the operations of its terminals to a broader vision of sustainability, becoming SIGA+ (Ipiranga’s management system applied to health, safety, environment, quality and social responsibility). The program included audits in 2010 to verify the results of its implementation and to identify areas of improvement. Since then, SIGA+ grew from 23 operational units audited in 2010 to 56 in 2018, including some offices and all owned storage terminals and joint operated terminals.

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

First generation companies. Brazil’s first-generation companies, which are referred to as “crackers”, break down or “crack” naphtha (a by-product of the oil refining process), their principal feedstock, into basic petrochemicals. In Brazil, the crackers supply their naphtha requirements from Petrobras and through imports. Currently, Petrobras is the major Brazilian producer of naphtha. The basic petrochemicals produced by the crackers include olefins, primarily ethylene, propylene and butadiene, and aromatics, such as benzene, toluene and xylenes. Braskem has three naphtha-cracker plants, located in Camaçari, in Triunfo and in Mauá. Brazil’s naphtha cracker units sell these basic petrochemicals to second generation companies. The basic petrochemicals, which are in the form of either gases or liquids, are transported to the second-generation companies through pipelines for further processing. This sector passed through a restructuring process, with the emergence of Braskem as the main player and Petrobras as a relevant minority shareholder.

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

Third generation companies. Third-generation companies, known as transformers, purchase the intermediate petrochemicals from the second-generation companies and transform them into final products, including:

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

Petrochemical complexes. The production of first- and second-generation petrochemicals in Brazil centers around three complexes: the Northeast complex, the São Paulo petrochemical complex and the Southern petrochemical complex. Each complex has a single first-generation producer or cracker and several second-generation companies.

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

In December 2005, Rio Polímeros S.A. (RioPol), a subsidiary of Braskem located in the state of Rio de Janeiro, started operations of its ethylene production plant based on natural gas. RioPol has an ethylene production capacity of 520 thousand tons per year. All of RioPol’s ethylene production is used in its own polyethylene production.

Role of Petrobras. Naphtha is the raw material used in Brazil for the production of basic petrochemicals such as ethylene and propylene. Petrobras is still the most important naphtha supplier in Brazil, even though its legal monopoly ended in August 2000. See “Item 4.B. Information on the Company—Business Overview—Distribution of Liquefied Petroleum Gas—Industry and Regulatory Overview” for a discussion of the termination of the Petrobras monopoly.

Environmental, health and safety standards. Petrochemical companies are subject to Brazilian federal, state and local laws and regulations governing the protection of the environment. At the federal level, the main regulators are CONAMA and the Ministry of Economy.

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

Petrochemical companies are also subject to federal, state and local laws and regulations that establish occupational health and safety standards. In accordance with such laws and regulations, these companies are also required to report on their occupational, health and safety records on a yearly basis to the local office of the Ministry of Economy in each of the states in which they operate. They are also subject to all federal, state and local government regulation and supervision generally applicable to companies doing business in Brazil, including labor laws, social security laws, public health, consumer protection, securities laws and antitrust laws.

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

Oxiteno

We operate in the chemical sector through the second-generation company, Oxiteno, a wholly owned subsidiary of Ultrapar and major producer of specialty chemicals. Oxiteno is the only producer of ethylene oxide, ethylene glycols, ethanolamines, glycol ethers and methyl-ethyl-ketone in Brazil, as well as the only producer of fatty alcohol in Latin America. Besides a plant in Venezuela, Oxiteno is the only ethylene oxide producer in South America. Its products are used in a broad range of industrial sectors, such as cosmetics, detergents, crop protection chemicals, polyester, packaging, coatings and oil industry. During the year ended December 31, 2018, Oxiteno sold 769 thousand tons of chemical and petrochemical products.

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

The following chart outlines the principal raw materials used by Oxiteno and their intermediate and final products.

Specialty chemicals. The following table sets forth Oxiteno’s principal specialty chemical products and their principal uses and markets.

Major Markets	Specialty Chemicals	Examples of uses and effects

Detergents	Alkylbenzene sulfonic acids, alkylsulfates, alkyl ether sulfates, ethoxylated alkylphenols, ethoxylated fatty alcohols, polyethyleneglycols, alkanolamides, betaines, sulphosuccinates, block copolymers EO/PO.	Used in detergents, the specialty chemicals are added mainly to improve cleaning power and foaming and to reduce skin irritability.
Cosmetics	Alkylsulfates, alkyl ether sulfates, betaines, ethoxylated fatty alcohols, polyethyleneglycols, alkanolamides, ethoxylated sorbitan esters, sorbitan fatty esters.	Used in cosmetics as moisturizers, detergents for foaming and residue removal, and reduction of eye irritation in shampoos.
Crop protection chemicals	Ethoxylated fatty amines, ethoxylated alkylphenols, alkyl ether sulfates, blends, naphthalene sulfonate, ethoxylated vegetable oil, copolymers EO/PO.	Used as part of the composition of crop protection chemical, such as herbicides. Increases their efficiency, by improving soil penetration and adherence of the products to plant surfaces.
Foods	Sorbitan fatty esters, ethoxylated sorbitan esters, emulsifiers, stabilizers, dispersants	Principally used as additives for breads and cakes, improving their texture and consistency, and as an emulsifier responsible for ice cream creaminess.
Textiles	Ethoxylated alkylphenols, ethoxylated fatty alcohols, ethoxylated vegetable oils, ethoxylated fatty amines, antistatic agents, lubricants, softeners, emulsifiers, antifoamers, mercerizing additives, humectants, low foam detergents.	Used in the processing of textiles, improving spinning and weaving performance. Permits greater evenness in the mixing of fibers, dyeing, bleaching and improving the softness of the final cloth.
Hydraulic fluids	Ethylene glycol ethers, ethylene glycols, corrosion inhibitors.	Used directly as hydraulic fluids in vehicles. Brake fluids guarantee brake system performance and safe braking. Cooling liquids help to cool the motor and maintain the correct operating temperature.
Oil field chemicals	Additives, emulsion breaker, mutual solvent, surfactant, antifouling, glycols, ethanolamines and dispersants.	Chemical inputs applied in all stages of the production of oil and gas, such as drilling, cementing, completion, stimulation, production and refining, each one with specific characteristics.
Coatings	Acetates, alcohols, glycols ethers, glycols, ketones, alkyl ether sulfates, ethoxylated alkylphenols, ethoxylated fatty alcohols, block copolymers EO/PO.	Solvents and surfactants are used in the preparation of paints and coatings, adhesives and inks. Solvents serve multiple functions in solvent borne paints and coatings: solubilization of the resin or polymer forming the continuous coating phase, pigment wetting and viscosity reduction to facilitate the application of the coating. Surfactants are used in emulsion polymerization and also as additive: thickeners, antifoaming agents, additives used to control rheological properties and others.

Commodity products. The following are Oxiteno’s principal commodity products and their principal uses and markets:

Ethylene oxide. Ethylene oxide is a colorless and highly flammable gas at room temperature and atmospheric pressure. Ethylene oxide is produced in a continuous production process by gaseous phase catalytic partial oxidation of ethylene by oxygen at high temperature and pressure. In 2018, Oxiteno used 98% of its ethylene oxide production in the production of derivatives and sold the remaining 2% to other chemical companies.

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

Domestic sales. The Brazilian petrochemicals industry seeks to prioritize demand from the domestic market, where there is greater value added, although sales are also made to the overseas market. While Oxiteno sells the larger part of its commodities and specialty chemicals in Brazil, production capacity exceeds domestic market demand, with Oxiteno exporting surplus production to more than 50 countries in Asia, America, Europe, Africa and Oceania. Oxiteno maintains production capacity above local demand for strategic reasons. For the years ended December 31, 2018, 2017 and 2016, 29%, 29% and 29% of Oxiteno’s net revenue from sales and services, respectively, were from sales outside Brazil. For the years ended December 31, 2018, 2017 and 2016, 28%, 28% and 28% of Oxiteno’s sales volume, respectively, were from sales outside Brazil.

The following table shows Oxiteno’s domestic market sales volume by market segment for the period indicated:

	Year Ended December 31,
Market sector	2018	2017	2016
	(in thousand tons)
Polyester	150.5	139.3	117.7
Cosmetics and detergents	108.9	109.8	111.6
Crop protection	86.5	99.9	97.9
Distributors	50.6	55.6	51.6
Coatings	46.7	46.6	44.6
EO / DOT (brake fluids)	31.0	37.4	32.8
Performance Products(1)	27.4	26.9	27.2
Glycols	24.3	22.3	19.7
Oil and Gas	25.9	26.1	20.3
Others(2)	5.4	6.6	6.1

Total Brazilian market	557.3	570.5	529.4

(1)	Includes food, civil construction, textiles, leather and paper.
(2)	Includes mineral oils and polymers.

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

Sales outside Brazil. Oxiteno’s export sales are made mainly to customers in the Mercosur, Far East, Europe and NAFTA. In Europe, Oxiteno exports its products mainly to the Netherlands, Belgium, Italy, Germany and Spain. In the Far East, Oxiteno exports its products mainly to China, Japan, Taiwan and Thailand.

The following table sets forth Oxiteno’s sales by volume for each geographic market served by Oxiteno in the periods indicated:

	Year Ended December 31,
Breakdown of sales volume outside Brazil	2018		2017		2016
	(in thousand metric tons and percentage of the total)
From Oxiteno Brazil
Mercosur (not including Brazil)	37.1	18%	48.0	22%	43.6	21%
Asia	24.1	11%	20.2	9%	19.1	9%
Europe	17.3	8%	15.9	7%	17.2	8%
NAFTA	14.0	7%	24.9	11%	12.4	6%
Other	15.5	7%	17.8	8%	19.9	10%

Sub-Total	108.0	51%	126.9	58%	112.2	54%
From Oxiteno Mexico
Mexico	36.8	17%	41.6	19%	38.3	18%
USA	19.1	9%	15.9	7%	13.7	7%
Other	5.0	2%	5.4	2%	6.7	3%

Sub-Total	60.9	29%	62.9	29%	58.7	28%
From Oxiteno Andina
Venezuela	1.2	1%	1.4	1%	2.1	1%
Other	0.6	0%	3.3	2%	4.2	2%

Sub-Total	1.8	1%	4.7	2%	6.3	3%
From Oxiteno Uruguay
Brazil	16.2	8%	17.9	8%	16.8	8%
Uruguay	9.4	4%	11.9	5%	11.4	5%
USA	1.1	1%	0.7	0%	0.7	0%
Other	19.2	9%	20.2	9%	20.4	10%

Sub-Total	45.9	22%	50.7	23%	49.3	24%
From Oxiteno USA
USA	31.8	15%	23.0	10%	13.2	6%
Other	1.2	1%	2.7	1%	2.8	1%
Sub-Total	33.0	16%	25.7	12%	16.0	8%

Total(1)	211.5	100%	219.7	100%	208.7	100%

(1)	Does not include intercompany sales volume.

Oxiteno exports a wide variety of chemical products including glycols, MEK, ethoxylated alkylphenols, glycol ether acetates, glycol ethers, ethanolamines and surfactants.

Since 2003, Oxiteno has focused on expanding its presence in Americas, and on increasing its specialty chemicals sales, creating a closer relationship with its customers. As a first step, in December 2003, Oxiteno acquired Canamex—a Mexican specialty chemicals company (renamed Oxiteno Mexico). In April 2007, Oxiteno acquired the operating assets of Unión Química SA de CV, in San Juan del Río, Mexico. For the year ended December 31, 2018, Oxiteno Mexico’s sales volume totaled 40,043 tons, which represented an 11% decrease compared to the year ended December 31, 2017. See “Item 4.A. Information on the Company—History and Development of the Company.”

In September 2007, Oxiteno acquired 100% of the shares of Arch Andina in Santa Rita, Venezuela (renamed Oxiteno Andina). For the year ended December 31, 2018, Oxiteno Andina’s sales volume totaled 1,842 tons, representing a decrease of 37% compared to the year ended December 31, 2017. See “Item 4.A. Information on the Company—History and Development of the Company.”

In April 2012, Oxiteno acquired a specialty chemicals plant in Pasadena, Texas. In September 2018, Oxiteno completed the construction of the new alkoxylation unit in its site in Texas, US. The new facility reaches a production capacity of 120 thousand tons per year in its initial stage. For the year, ended December 31, 2018, sales volume from the plant totaled 32,569 tons, representing an increase of 38% compared to the year ended December 31, 2017. See “Item 4.A. Information on the Company—History and Development of the Company.”

In November 2012, Oxiteno acquired of 100% of the shares of American Chemical (renamed Oxiteno Uruguay), a Uruguayan specialty chemicals company. For the year ended December 31, 2018, Oxiteno Uruguay’s sales volume totaled 43,070 tons, which represented a 9% decrease compared to the year ended December 31, 2017. See “Item 4.A. Information on the Company—History and Development of the Company.”

As part of our strategy to grow outside of Brazil, we opened commercial offices in Argentina in 2006, in Belgium in 2008, in Colombia in 2011 and in China in 2012.

In most cases, Oxiteno’s sales prices for its commodity chemicals in the export markets are based on international prices. International spot prices are established by reference to published data regarding the price at which industry participants have sold the relevant product. In general, Oxiteno’s operating margins on products manufactured in Brazil and sold in the international market are lower than operating margins for similar products sold in the domestic market. Nevertheless, Oxiteno deems it important to maintain a presence in international markets and is focused on expanding its presence in other specialty chemicals markets by opening international commercial offices. Oxiteno intends to shift sales to the domestic market as local demand for its products increases but will continue to export and will maintain its presence in the international market.

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

In 2018, Oxiteno’s main customers in the domestic market included Monsanto, which mainly purchases ethanolamines, Syngenta, Indústrias Gessy Lever Ltda. (Unilever), which mainly purchase surfactants and MEGlobal, which mainly purchases glycols. In the international market, Oxiteno sells both to industrial customers, including Unilever and Procter&Gamble, as well as trading companies and other third-party distributors. In 2018, Oxiteno’s ten largest customers accounted for 36% of its net revenue from sales and services. No single customer accounted for more than 7% of Oxiteno’s net sales in such year.

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

In the case of specialty chemicals, pricing is a less decisive competitive factor than with true commodity chemicals, while conformity with specifications, product performance and reliability of service are comparatively more important. Access to technology, technical assistance and research and development are important factors with regard to conformity to specifications and product performance, especially in the development of new products to meet customers’ needs. Oxiteno’s strategy involves ensuring access to technology through its own research and development activity, licensing and joint-ventures, if appropriate opportunities become available.

Oxiteno’s main competitors are Shell Chemical, Dow Chemical, Clariant, BASF S.A., Solvay and Stepan.

Research and development. Oxiteno carries on a wide range of research and development activities, principally related to the application of specialty chemicals and improvements in production processes. As of December 31, 2018, 155 employees of Oxiteno were engaged in research and development and engineering activities. Oxiteno’s research and development expenditures in 2018, 2017 and 2016 were R$57 million, R$53 million and R$50 million, respectively.

Oxiteno’s investments in research and development have resulted in the introduction of 72 new applications for its products during the last three years. Oxiteno will continue to invest in research and development focused on developing new product applications to meet clients’ needs.

Raw materials. Oxiteno’s principal raw material is ethylene. For the year ended December 31, 2018, ethylene was responsible for 33% of Oxiteno’s variable costs of production and 27% of its total cost of sales and services. Among Oxiteno’s other raw materials, the principal materials include palm kernel oil, C4, butyl alcohol, primary fatty amine and phenol. Supply of ethylene constitutes an entry barrier for new ethylene oxide producers in Brazil since the current production capacity of ethylene by Brazilian crackers is committed to existing second-generation companies, including Oxiteno, and significant investments are needed for the construction of a new cracker. Additionally, ethylene’s transport and storage is complex and expensive because it must be kept at a temperature below -200 degrees Fahrenheit (-100 degrees Celsius) during transportation and storage, therefore importing and exporting of ethylene is generally uneconomical. Accordingly, the naphtha crackers, such as Braskem, are largely dependent for their sales upon the second-generation petrochemical companies, such as Oxiteno, located in the respective petrochemical complexes.

Ethylene supply. Ethylene is used for the production of ethylene oxide at the Camaçari plant and the Mauá plant. Braskem supplies all of Oxiteno’s ethylene requirements for the Camaçari plant and Mauá plant, through pipelines, thus minimizing the costs of delivery of ethylene and helping to ensure the reliability of supply. See “Item 4.B. Information on the Company—Business Overview—Petrochemicals and Chemicals—Industry and Regulatory Overview”.

Oxiteno has a supply agreement with Braskem, which establishes a minimum annual consumption level of ethylene and conditions for the supply of ethylene until 2021 at the Camaçari plant. The minimum purchase commitment clause is 205 thousand tons of ethylene per year. Should the minimum purchase commitment not be met, Oxiteno would be liable for a penalty of 40% of the current ethylene price for the quantity not purchased. The minimum purchase commitment is subject to proportional reduction in the case of scheduled shutdowns in the supplier’s and/or Oxiteno’s facilities.

In addition, Oxiteno has a supply agreement with Braskem that expires in 2023 at the Mauá plant. The contract establishes and regulates the conditions for the supply of ethylene to Oxiteno based on the international market for this product. The minimum purchase commitment clause is 44,100 tons of ethylene annually. Should the minimum purchase commitment not be met, Oxiteno would be liable for a penalty of 30% of the current ethylene price for the quantity not purchased. The minimum purchase commitment is subject to proportional reduction in the case of scheduled shutdowns in the supplier’s and/or Oxiteno’s facilities.

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

The following table shows the average ethylene prices referenced to the North-Western Europe (NWE) contract prices:

	NWE
	(US$/ton)	Equivalent to (R$/ton)(¹)
2018
First Quarter	1,308	5,069
Second Quarter	1,291	5,001
Third Quarter	1,319	5,111
Fourth Quarter	1,248	4,837
Maximum Price in Year	1,354	5,245
Minimum Price in Year	1,120	4,340
Year Average	1,292	5,005
2017
First Quarter	1,086	3,592
Second Quarter	1,139	3,768
Third Quarter	1,149	3,801
Fourth Quarter	1,212	4,009
Maximum Price in Year	1,249	4,132
Minimum Price in Year	1,049	3,470
Year Average	1,147	3,794
2016
First Quarter	926	3,018
Second Quarter	1,024	3,337
Third Quarter	1,039	3,386
Fourth Quarter	1,025	3,341
Maximum Price in Year	1,051	3,425
Minimum Price in Year	903	2,943
Year Average	1,004	3,272

(1)

The figures in U.S. dollars have been converted into Reais using the exchange rate of US$1.00 = R$3.875, US$1.00 = R$3.308 and US$1.00 = R$3.259 for 2018, 2017 and 2016, respectively, which is the commercial rate reported by the Central Bank on that date. This information is presented solely for the convenience of the reader.

As naphtha is the main raw material for the production of ethylene in Brazil, fluctuations in the price of naphtha strongly influence fluctuations in the price of ethylene. Because the main determinant of the price of naphtha is the price of crude oil, the price of naphtha, and thus ethylene, is subject to fluctuations based on changes in the international oil price. The increases in the price of ethylene could affect Oxiteno’s competitiveness in the petrochemical market. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Ultrapar and Its Industry.”

In April 2013, the Brazilian government announced a reduction in the PIS and COFINS taxes levied on certain raw materials for the petrochemical industry (first and second generation), including ethylene. The PIS and COFINS paid on raw material procurement, including ethylene, was reduced from 9.25% to 1%. The lower tax rate became effective in May 2013 and has been increasing gradually since then. In 2018, Provisional Measure No. 836/2018 revoked the incentive. However, this Provisional Measure was not converted into ordinary law and the incentive became effective again. The level of PIS and COFINS taxes levied on the acquisition of ethylene in 2018 was 5.6%.

Other raw materials. For the year ended December 31, 2018, other raw materials, such as palm kernel oil, C4, butyl alcohol, acetic acid, nonene, phenol, primary fatty amine, ethanol, oxygen, base oils, ammonium and other accounted for approximately 42% of Oxiteno’s variable costs and 35% of its total costs of sales and services.

Oxiteno generally obtains these other raw materials from a variety of sources, except for phenol, which Oxiteno purchases principally from a single supplier, Rhodia Poliamida Especialidades Ltda., and for C4, which is supplied by Braskem in Triunfo.

Utilities. Electric power, steam and natural gas are the main utilities required for Oxiteno’s production. Part of the electricity and steam used by Oxiteno is generated internally and part is purchased from electricity companies and third-party suppliers of steam in the regions where Oxiteno’s plants are located. Natural gas is purchased from local companies. In 2018, electric power represented 2% of Oxiteno’s variable costs.

Income tax exemption status. Brazilian legislation provides a 75% income tax reduction for businesses located in the Northeast region of Brazil, which depends of SUDENE’s formal and previous approval. Oxiteno is entitled to this tax benefit at Oxiteno Nordeste and EMCA until 2026 and Oleoquímica until 2021. The total amount of SUDENE’s income tax reduction for Oxiteno for the years ended December 31, 2018 and 2017 was R$80.1 million and R$36.7 million, respectively. For further information, see Note 9.c to our 2018 consolidated financial statements.

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

Health, safety and environmental matters. Oxiteno continuously monitors its compliance with federal, state and municipal legislation applicable to its various places of operation. In accordance with applicable law, Oxiteno is strictly and jointly liable for losses and damages of an environmental nature. See “Item 4.B. Information on the Company—Business Overview—Petrochemicals and Chemicals—Industry and Regulatory Overview.”

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

Oxiteno developed an important project to increase the use of renewable raw materials, the oleochemical unit, which uses palm kernel oil, extracted from the palm seed, to produce fatty alcohols and its by-products. After the start-up of the oleochemical unit, the share of renewable raw materials in Oxiteno’s raw materials total costs reached 27% in 2018. In 2010, Oxiteno joined the Roundtable on Sustainable Palm Oil, an organization that works to regulate the sustainable plantation of palm, aiming to strengthen its regional leadership and its sustainability practices.

Storage services for liquid bulk

Ultracargo

Ultracargo is the largest provider of liquid bulk storage in Brazil. Ultracargo stores and handles liquid bulk, mainly chemicals, fuels and vegetable oil. Ultracargo also offers ship loading and unloading services, the operation of pipelines, logistics programming and installation engineering. Ultracargo’s ten largest clients accounted for 70% of its revenues in 2018, with its three largest clients, Braskem, Petrobras and Ipiranga (a related party) accounting for 15%, 12% and 10%, respectively, of Ultracargo’s revenues.

Ultracargo’s strategic location of its operations, close to the main Brazilian port terminals, railroad junctions and roads, is one of the company’s main strengths and a key driver of integrated services profitability. As of December 31, 2018, Ultracargo operated storage facilities with a capacity of 700 thousand cubic meters. Ultracargo’s history is one of pioneering logistics solutions in the Brazilian market. As of December 31, 2018, Ultracargo accounted for 67% of all tank capacity for liquids at the Aratu port in the State of Bahia, which serves South America’s largest petrochemicals complex. The company is also present in the port of Santos, in the state of São Paulo, which was responsible for 27% of the Brazilian foreign trade in 2018. The Santos terminal, which started operating in mid-2005, has become the largest storage facility operated by Ultracargo after the integration of the terminals acquired from União Terminais in 2008. In December 2009, with the acquisition of Puma, a storage terminal for liquid bulk located at the port of Suape, in the state of Pernambuco, Ultracargo added 83.4 thousand cubic meters to its current capacity. In July 2012, Ultracargo acquired Temmar from Temmar Netherlands B.V. and Noble Netherlands B.V., subsidiaries of Noble Group Limited. This terminal is located in the port of Itaqui, which added 55 thousand cubic meters to Ultracargo’s capacity. In January 2018, Ultracargo, through its subsidiary Tequimar, entered into a sale and purchase agreement for the acquisition of 100% of the quotas of TEAS, owned by Raízen Energia S.A. and Raízen Araraquara Açúcar e Álcool Ltda., whose assets had already been operated by Ultracargo in the port of Santos. The purchase price of the acquisition was R$103 million. Closing of the acquisition took place on March 29, 2018.

Storage. Ultracargo primarily provides storage services for liquid bulk, especially chemicals, fuels and vegetable oil. Ultracargo provides storage facilities to Braskem and most of the second-generation petrochemical companies in the Northeastern Petrochemical Complex, including Oxiteno. Transactions between Ultracargo and Oxiteno are carried out strictly on an arm’s-length basis.

At the end of 2003, Ultracargo maintained four liquid bulk storage terminals—in Aratu in the state of Bahia, in Paulínia and Santos in the state of São Paulo, and in Suape in the state of Pernambuco. In late 2004, Ultracargo completed construction of an intermodal terminal in Montes Claros, in the state of Minas Gerais, which was sold to Ipiranga in 2012. With the acquisition of União Terminais in 2008, Ultracargo also started to operate in Paranaguá, in the state of Paraná, and in Rio de Janeiro, in the state of Rio de Janeiro. Since August 2012, Ultracargo has been operating in Itaqui, in the State of Maranhão. In August 2015, Ultracargo’s terminal in Paulínia was permanently closed and, in June 2017, it was sold to a third party.

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

In 2010, Ultracargo added 16 thousand cubic meters to its liquid bulk storage in the terminal of Santos. Additionally, in July 2010, Ultrapar sold Ultracargo’s in-house logistics, solid bulk storage and road transportation businesses, with the transfer of shares of AGT and Petrolog to Aqces. See “Item 4.A. Information on the Company — History and Development of the Company.” In 2011, Ultracargo added 26 thousand cubic meters to its liquid bulk storage capacity in the Suape terminal. In 2012, Ultracargo added 55 thousand cubic meters to its liquid bulk storage capacity through the acquisition of a terminal in Itaqui. In 2013, Ultracargo concluded an expansion in the terminal of Santos, adding 46 thousand cubic meters (42 thousand cubic meters in 2012 and 4 thousand cubic meters in 2013), and in the terminal of Aratu, adding 26 thousand cubic meters (4 thousand cubic meters in 2012 and 22 thousand cubic meters in 2013). This project was part of Ultracargo’s expansion plan started in 2010 and increased its total storage capacity by 15%.

Income tax exemption status. Brazilian legislation provides a 75% income tax reduction for businesses located in the Northeast region of Brazil, which depends on SUDENE formal and previous approval. Ultracargo’s terminals at Aratu, Suape and Itaqui are entitled to the tax benefit up to 2022, 2020 and 2025, respectively. The total amount of SUDENE’s income tax exemption for the years ended on December 31, 2018 and 2017 was R$14.8 million and R$8.8 million, respectively. For further information, see Note 9.c to our 2018 consolidated financial statements.

Quality. In 2007, Ultracargo’s terminal in Aratu obtained an ISO 14001 certification and, since then, has undergone several re-certification processes, most recently in 2018. The evaluation process occurred under a unified Quality Management System for the entire country. In 2002, Santos terminal obtained the ISO 14001 certification and OHSAS 18001 in 2003. In 2011, Suape terminal obtained an ISO 14001 certification. In 2012, Suape and Aratu terminals obtained OHSAS 18001 certification. In 2014 and 2016, the Aratu terminal was recognized for its performance in Health, Safety and the Environment by Industrial Development Committee of Camaçari (Cofic). In 2015, Itaqui terminal obtained an ISO 14001 and OHSAS 18001 certification.

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

The retail pharmacy business is a highly regulated industry. In Brazil, the regulation of the sector is executed by the Federal Government, the State and Municipalities. The Federal Government enacts laws and regulations of general applicability, which are enforced and complemented by actions of the States and Municipalities. At the federal level, the health and pharmaceutical sectors are regulated and supervised by the Ministry of Health, through ANVISA, a public agency established by Federal Law No. 9,782/99 and regulated by Decree No. 3,029/99.

In addition, pursuant to Law No. 10,742/03 and Decree No. 4,766/03, the regulation of standards and criteria for setting and adjusting the prices of medicines in Brazil is established by the Drug Market Regulation Chamber (“CMED”), which fixes a capped price for sales from pharmaceutical companies to their distributors, and for final sales to consumers. This capped-price is based on the mechanism which comprises essentially: (i) an inflation rate measured by the IPCA; (ii) factor of productiveness, which is a percentage calculated based on future earnings of productivity by the pharmaceutical industry; and (iii) factor of price adjustments, which is a percentage calculated based on the input costs applicable among market sector prices and to intra-sector prices. The medicines are readjusted in April of every year. However, some pharmaceutical products, such as herbal and homeopathic medicines are not currently subject to CMED’s price regulation. In Brazil, the front-store area occupied by drugstores is usually smaller than 300 square meters.

Brazilian drugstores’ total revenues, according to data from IQVIA, were R$113 billion in 2018, a 5% growth compared to 2017. We believe the sector has potential for continued growth, mainly due to the aging population, greater access to medicines, especially due to the growing prominence of generic drugs, the growing demand for personal care, wellness and beauty products in drugstores, and higher levels of disposable income among, consumers in the longer term. In addition, consolidation of the sector, supported by increasing market formalization and consequent investments, is in its early stages, with the top five drugstore chains in Brazil accounting for only 28% of the overall market revenues in 2018, according to ABRAFARMA. According to IQVIA, there were approximately 78 thousand drugstores in Brazil in 2018.

The main types of pharmaceutical products sold in Brazil are listed below:

Branded medicine — Innovative products, registered at the federal agency responsible for sanitary surveillance and marketed in the country whose efficacy, safety and quality have been scientifically proven by the federal competent body upon registration.

Generic medicine — Contain the same active ingredient, in the same strength and dosage form, being administered by the same route and with the same therapeutic indication as the reference drug in the country, showing the same safety as the reference drug in the country, and which can be interchangeable with the latter.

Similar medicine — Contain the same active ingredients, has the same concentration, pharmaceutical form, method of administration, dosage and therapeutic instructions, and is equivalent to a medicine registered with the Federal agency responsible for sanitary surveillance, differing only as regard the characteristics of size and form of the product, period of validity, packaging, labelling, excipients and vehicle.

OTC medicines — Over the Counter (“OTC”) medicines that do not need a prescription to be sold.

According to ABRAFARMA, the sale of medicines accounted for 68% of the total sales of its members in the retail pharmacy business in Brazil in September 2018 (the latest available data as of the date of this annual report), and products other than medicines accounted for the remaining 32% of the sales. Sales of OTC products during the winter are usually higher than in warmer seasons, while sales of personal care products during the summer are usually higher than in other seasons.

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

As of December 31, 2018, Extrafarma operated 433 drugstores in thirteen states of Brazil (123 in Pará, 11 in Amapá, 7 in Tocantins, 92 in Ceará, 56 in Maranhão, 36 in Pernambuco, 18 in Rio Grande do Norte, 17 in Bahia, 10 in Paraíba, 9 in Piauí, 5 in Sergipe, 3 in Alagoas and 46 in São Paulo). Extrafarma operates two distribution centers in Benevides, in the state of Pará, and in Aquiraz, in the state of Ceará, which are responsible for supplying all of our stores.

Extrafarma operates both in the retail and wholesale of pharmaceutical products. In 2018, Extrafarma’s gross revenues reached R$2.1 billion, of which the retail business represented 94% and the wholesale business represented 6%.

Extrafarma’s main strategy is focused on the retail business, which is responsible for the larger share of its revenues. Within this business, Extrafarma’s product mix consists of all the main types of pharmaceutical products (branded medicine, generic medicine, similar medicine and OTC) in addition to personal care products and convenience products. In 2018, out of Extrafarma’s revenues in the retail business, branded medicines represented 39%, generic/similar medicines represented 15%, OTC 10%, personal care products represented 22% and convenience products represented 14%.

On the wholesale side, Extrafarma operates as a distributor of both pharmaceutical and personal care products. It purchases the products from manufacturers and sells them to other drugstore chains and independent retailers, which are serviced through Extrafarma’s own and leased truck fleet. As of December 31, 2018, the average payment term of Extrafarma’s sales to independent retailers was 74 days.

In January 2016, Extrafarma remodeled its loyalty program and renamed it Clube Extrafarma. The program provides immediate discounts on purchases, in addition to accumulating 1 point for each R$1 spent. Points received by Extrafarma’s customers may be exchanged during the period of 6 months for significant discounts in store products, pre-paid mobile phone credits, Ipiranga’s KMV and Multiplus Fidelidade. As of December 31, 2018, Clube Extrafarma had 8.4 million clients registered.

Competition. The consolidation process of the retail pharmacy business is in its early stages.

The drugstore chains associated to ABRAFARMA represented an estimated 41% of the total revenues in the sector in 2018. There were more than 20 drugstore chains associated to ABRAFARMA in 2018. According to ABRAFARMA the main players in Brazil are Raia Drogasil, DPSP, Pague Menos, Araujo and Panvel.

Oil Refining

RPR consists of a refinery in the city of Rio Grande, in the state of Rio Grande do Sul, in the Southern region of Brazil. The refinery’s nominal capacity is 17,000 barrels per day, and its principal products include gasoline, diesel, naphtha, fuel oil, LPG, special oils, pentanes and solvents. In 2018, the average production of the refinery was 14,345 barrels per day, which represented 84% of its nominal capacity and less than 1% of the total Brazilian oil refining capacity, according to ANP data. Ultrapar currently owns approximately one third of the capital of RPR. See “Item 4.A. Information on the Company—History and Development of the Company.” RPR’s results are accounted for using the equity method, as share of profit of joint-ventures and associates. Results generated by the oil refining operations are not significant to Ultrapar. In 2018, the share of profits from RPR operations recognized into Ultrapar’s results amounted to R$1.1 million, corresponding to less than 1% of Ultrapar’s consolidated net income for the year.

In August 2014, there was a sharp reduction in the international crude oil prices, reaching in December 2015 the lowest level since December 2008 (US$36 per barrel). Despite the reduction in oil prices, the prices of oil – based fuels in Brazil have increased during the same period, helping improve RPR´s margins. In October 2016, a new price dynamic for gasoline and diesel was established with the objective of, amongst other aspects, fluctuating prices according to international references. Therefore, gasoline and diesel prices became directly influenced by the international prices and the Real/U.S. dollar exchange rate. In July 2017, the new price dynamic was updated in order to make daily price adjustments based on international references and the Real/U.S. dollar exchange rates. In the fourth quarter of 2017, operating margins for refining activities were negatively impacted by the increase in crude oil prices internationally, as a reflection of the reduction of oil production by OPEC countries. As a result of the truck drivers’ strike in May 2018, the Brazilian Government announced, among other measures, a significant drop in diesel prices, a combination of tax reduction and a subvention program that lasted until December 31, 2018. These measures resulted in a narrowing margins in the refining activity in 2018.

Insurance

We maintain insurance policies covering all the facilities of our wholly owned subsidiaries, which we consider appropriate to cover the risks to which we believe we are exposed, including but not limited to loss and damage from fire, lightning, explosion of any nature, windstorm, plane crash and electrical damage. The maximum compensation values based on the maximum possible loss that could result from specific location, as of December 31, 2018, are shown below:

Maximum compensation value(*)
Oxiteno	US$1,142
Ipiranga	R$1,032
Ultracargo	R$949
Ultragaz	R$266
Extrafarma	R$160

(*)	In millions. In accordance with our policies terms and conditions.

We maintain general liability insurance that covers all our wholly-owned subsidiaries with a maximum coverage of US$400 million for losses and damage incurred by third parties as a result of any accidents that occur in connection with our commercial/industrial operations and/or the distribution and sale of our products and services.

We maintain Directors & Officers Liability insurance policies to indemnify members of the Board of Directors, fiscal council and executive officers of Ultrapar and its subsidiaries (insured persons) in the total amount of US$80 million, which covers any insured liabilities resulting from wrongful acts, including any act or omission or any matter claimed against them solely by reason of his or her serving in such capacity, except if the act, omission or the claim is consequence of gross negligence or willful misconduct.

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

C.	Organizational Structure

The following chart shows our organizational structure(1) for our principal subsidiaries as of December 31, 2018:

(1)	Percentages represent approximate ownership of voting share capital and total capital (voting capital/total capital).
(2)	Non-controlling interests in Utingás are mainly held by Liquigás Distribuidora S.A. and SHV Gas (31% and 8% of total capital, respectively).
(3)	Other shareholders of RPR are Petrobras and Braskem, each holding 1/3 of the voting shares.
(4)	União Vopak — a company jointly owned by Tequimar and Vopak Brasil S.A.
(5)	Iconic — an association between Ipiranga and Chevron.

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

We conduct petrochemical and chemical activities through our wholly-owned subsidiary, Oxiteno. Oxiteno operates in the petrochemical and chemical sector directly and through its subsidiaries, Oxiteno Nordeste, Oleoquímica, EMCA, Oxiteno Mexico, Oxiteno Andina and Oxiteno Uruguay. Oxiteno directly operates plants located in the state of São Paulo. Oxiteno Nordeste operates plants located in Camaçari, in the state of Bahia, and in Triunfo, in the state of Rio Grande do Sul. Oleoquímica and EMCA also operate in the Camaçari plant. Oxiteno Mexico operates three plants in Mexico and one plant in the United States through Oxiteno USA. Oxiteno Andina operates one plant located in Venezuela. Oleoquímica is the subsidiary through which we built a fatty alcohol plant in Camaçari. Oxiteno Uruguay, acquired in November 2012, operates one plant located in Uruguay.

We conduct liquid bulk storage business through our wholly-owned subsidiary, Ultracargo, which operates through its subsidiary Tequimar. Tequimar maintains storage facilities at six terminals, of which two are located near the main petrochemical complexes in Brazil, Camaçari and São Paulo.

On January 31, 2014, we closed the Extrafarma Transaction, pursuant to which Extrafarma became our wholly owned subsidiary. Extrafarma operates a retail and wholesale pharmacy business in the North, Northeast and Southeast regions of Brazil. See “Item 4.A. Information on the Company—History and Development of the Company—Extrafarma.”

On August 4, 2016, the Company, through its subsidiary IPP, entered into an association agreement with Chevron to create a new company in the lubricants market. The association is formed by IPP and Chevron’s lubricants operations in Brazil. On December 1, 2017, the association process was concluded, with the contribution of the subsidiary IpiLubs to CBLSA pursuant to which IPP obtained direct control of CBLSA. Ipiranga and Chevron hold 56% and 44%, respectively, of CBLSA. In order to simplify the corporate structure and join companies with similar activities, IpiLubs was merged with and into CBLSA on November 1, 2018. In that same shareholders’ meeting, the subsidiary changed its corporate name to Iconic.

In September 2016, subsidiary Ultrapar International S.A. was created and subsequently issued an aggregate principal amount of US$750 million of notes in the foreign capital markets.

On January 30, 2018, the Company through its subsidiary Tequimar entered into a sale and purchase agreement for the acquisition of 100% of the quotas of TEAS, owned by Raízen Energia S.A. and Raízen Araraquara Açúcar e Álcool Ltda., which were operated by the subsidiary Tequimar in the port of Santos. Closing of the acquisition took place on March 29, 2018.

Except for Oxiteno Mexico, Oxiteno Andina, Oxiteno USA and Oxiteno Uruguay, all of our material subsidiaries are incorporated under the laws of Brazil.

For further information, see “Item 4.A. Information on the Company—History and Development of the Company.”

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

The following table sets forth the total storage capacity, total filling capacity during 2018 and the 2018 average filling utilization for each of Ultragaz’s primary and secondary filling stations and satellite stations.

Base	Type	Total storage capacity	Filling capacity		2018 average filling utilization rate
		(in tons)	(in tons per month)
Aracajú	Secondary	240	4,388		80%
Araçatuba	Satellite	180
Aracruz	Secondary	120	4,388		30%
Araraquara	Satellite	60
Araucária	Primary	240	8,776		85%
Barra de São Francisco	Secondary	360	2,498		37%
Barueri	Secondary	1,500	5,363		74%
Bauru	Satellite	60
Betim	Secondary	480	8,776	(1)	53%
Blumenau	Satellite	60
Canoas	Secondary	600	4,388	(2)	89%
Capuava	Primary	720	13,164		45%
Cascavel	Satellite	120
Caucaia	Secondary	420	8,776	(1)	66%
Caxias do Sul	Satellite	60
Chapecó	Satellite	60
Florianópolis	Satellite	60
Goiânia	Secondary	360	5,363		75%
Imbiruçu	Primary	372
João Pessoa	Satellite	60
Joinville	Satellite	60
Juazeiro	Secondary	180	4,388		52%
Londrina	Satellite	60
Mataripe	Primary	1,025	20,341	(1)	71%
Mauá	Satellite	720
Paulínia	Primary	2,260	8,776		83%
Pirajá – Salvador	Satellite	60
Ponta Grossa	Satellite	60
Pouso Alegre	Satellite	60
Ribeirão Preto	Secondary	180	4,388		80%
Rio de Janeiro	Primary	720	5,363	(1)	108%
Santos	Primary	2,400	3,500		46%
São José do Rio Preto	Satellite	60
São José dos Campos	Primary	960	5,363		62%
Sorocaba	Satellite	120
Suape	Primary	480	5,363		136%

Total		15,537	126,653		69%

(1)	These facilities operated with more than one 8-hour shift per day.
(2)	Canoas facilities operated with one 8-hour shift per day in 2018.

Note: Facilities with more than 100% average filling utilization rate operated during and outside of normal business hours.

In addition, Ultragaz maintains headquarters in the city of São Paulo and regional offices in the areas in which it operates.

Ipiranga

Distribution of fuels is carried out through an extensive network of primary and secondary storage terminals. Primary storage terminals are generally located near refineries and are used as storage terminals for products to be transported either to secondary storage terminals or to large customers and TRRs. Distributors own their storage terminals (Owned), lease space in third parties’ storage terminals (Third Party Agreement—TPA) or participate in pools (Joint-Operated terminals—JO) that serve two or more distributors. The following table sets forth the total storage capacity and ownership structure for each of Ipiranga’s primary and secondary facilities in 2018.

Base	Type	Owner Structure of Storage Teminal	Storage Capacity (cubic meters)
Açailândia	Secondary	JO operated by others(2)	4,449
Araucária	Primary	TPA(1)	850
Araucária	Primary	JO operated by others(2)	53,898
Bagé	Secondary	Owned	4,721
Barcarena	Primary	Owned	8,202
Barueri	Primary	TPA(1)	6,100
Bauru	Secondary	Owned	3,288
Belém	Primary	Owned	19,674
Belém	Primary	TPA(1)	1,200
Betim	Primary	JO operated by Ipiranga(2)	13,462
Betim	Primary	JO operated by others(2)	7,258
Biguaçu	Primary	TPA(1)	2,313
Brasília	Primary	JO operated by others(2)	6,931
Cabedelo	Primary	TPA(1)	7,344
Campo Grande	Secondary	Owned	5,870
Campos	Secondary	JO operated by Ipiranga(2)	3,728
Canoas	Primary	Owned	40,577
Canoas	Primary	TPA(1)	200
Cascavel	Secondary	Owned	3,930
Caxias	Primary	Owned	36,284
Caxias	Primary	JO operated by others(2)	9,640
Chapecó	Secondary	TPA(1)	640
Cruz Alta	Secondary	Owned	5,480
Cubatão	Primary	Owned	9,588
Cubatão	Primary	TPA(1)	1,890
Cuiabá	Secondary	Owned	1,598
Cuiabá	Secondary	TPA(1)	440
Fortaleza	Primary	TPA(1)	4,560
Goiânia	Primary	TPA(1)	2,185
Goiânia	Primary	JO operated by others(2)	8,179
Governador Valadares	Secondary	Owned	4,745
Guamaré	Primary	JO operated by others(2)	2,790
Guaramirim	Primary	TPA(1)	402
Guarapuava	Secondary	Owned	5,625
Guarulhos	Primary	TPA(1)	3,080
Imbiruçu	Primary	JO operated by Ipiranga(2)	5,241
Itabuna	Primary	TPA(1)	145
Itacoatiara	Primary	TPA(1)	250
Itaituba	Secondary	Owned	1,350
Itajaí	Primary	TPA(1)	923
Itajaí	Primary	JO operated by Ipiranga(2)	10,539
Jequié	Primary	JO operated by others(2)	4,710
Juazeiro	Secondary	JO operated by others(2)	1,818
Lages	Secondary	TPA(1)	1,310
Londrina	Secondary	JO operated by Ipiranga(2)	6,233
Luis Eduardo Magalhães	Secondary	TPA(1)	306
Macapá	Primary	JO operated by Ipiranga(2)	4,284
Maceió	Primary	JO operated by Ipiranga(2)	6,895
Manaus	Primary	Owned	6,664
Manaus	Primary	TPA(1)	700
Marabá	Secondary	TPA(1)	1,183
Maringá	Secondary	TPA(1)	7,453
Miritituba	Secondary	TPA(1)	2,200
Montes Claros	Secondary	Owned	904
Munguba	Secondary	Owned	12,377

Base	Type	Owner Structure of Storage Teminal	Storage Capacity (cubic meters)
Ourinhos	Secondary	Owned	10,011
Paranaguá	Primary	TPA(1)	90,000
Passo Fundo	Primary	JO operated by Ipiranga(2)	8,983
Paulínia	Primary	Owned	7,994
Paulínia	Primary	JO operated by Ipiranga(2)	30,603
Porto Nacional	Secondary	TPA(1)	2,790
Porto Velho	Secondary	Owned	8,318
Pres. Prudente	Secondary	Owned	3,381
Ribeirão Preto	Primary	JO operated by others(2)	12,810
Rio Grande	Primary	TPA(1)	3,466
Rondonópolis	Secondary	Owned	7,609
Santa Maria	Secondary	Owned	5,224
Santarém	Secondary	Owned	3,221
Santos	Primary	TPA(1)	80,000
São Caetano	Primary	Owned	21,605
São Francisco do Conde	Primary	TPA(1)	4,846
São José do Rio Preto	Secondary	JO operated by others(2)	1,685
São José do Rio Preto	Secondary	Owned	6,491
São José do Rio Preto	Secondary	Owned	1,029
São José dos Campos	Primary	JO operated by others(2)	13,640
São José dos Campos	Primary	TPA(1)	1,570
São Luis	Primary	TPA(1)	33,570
São Luis	Primary	JO operated by Ipiranga(2)	15,152
Sinop	Secondary	TPA(1)	95
Suape	Primary	TPA(1)	30,450
Suape	Primary	JO operated by others(2)	13,630
Teresina	Secondary	JO operated by others(2)	4,395
Uberaba	Primary	TPA(1)	740
Uberlândia	Primary	JO operated by others(2)	11,005
Vila Velha	Primary	TPA(1)	9,170
Vilhena	Secondary	Owned	884
Vitória	Primary	TPA(1)	7,836

Total			818,810

(1)	Third party agreements.
(2)	Joint-operated with other distributors.

Oxiteno

Oxiteno has six plants in Brazil: Camaçari plants in the Northeast complex, Mauá plant in the São Paulo complex, Triunfo plant in the Southern complex and Tremembé and Suzano plants in the state of São Paulo.

The following table sets forth the current ethylene oxide production capacity of Oxiteno’s plants in Brazil as of December 31, 2018.

Units	Capacity
(in tons per year)
Camaçari	350,000
Mauá	90,000
Tremembé	—
Triunfo	—
Suzano	—

Total	440,000

Ethylene oxide is primarily an intermediate material used in the production of ethylene oxide derivatives — only 2% of Oxiteno’s sales volume in the year ended December 31, 2018 were ethylene oxide. Therefore, Oxiteno’s total production output may not be determined by adding the capacities of ethylene oxide and its derivatives.

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

In 2018, the Camaçari plant operated at 52% of its production capacity. The plant had planned stoppages for regular maintenance.

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

In 2018, the Mauá plant operated at 35% of its production capacity.

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

In 2018, the Tremembé plant operated at 43% of its production capacity.

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

In 2018, the Suzano plant operated at 50% of its production capacity.

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

In 2018, the Triunfo plant operated at 56% of its production capacity.

With the acquisition of Oxiteno Mexico (formerly Canamex) in December 2003 and Unión Química in 2007, Oxiteno acquired three specialty chemical plants in Mexico. As of December 31, 2018, the Coatzacoalcos plant had a production capacity of 86 thousand tons per year of ethoxylates and 8 thousand tons per year of alkyphenols; the Guadalajara plant had a production capacity of 32 thousand tons per year of specialty chemicals and San Juan del Río had a production capacity of 8 thousand tons per year of specialty chemicals. In 2018, the Guadalajara, the Coatzacoalcos and San Juan del Río plants operated at an average rate of 48%, 44% and 79% of their production capacity, respectively.

With the acquisition of Oxiteno Andina in September 2007, Oxiteno acquired a specialty chemical plant in Venezuela. As of December 31, 2018, the Santa Rita plant had a production capacity of 70 thousand tons per year of ethoxylates and operated with 4% of its production capacity in 2018.

Oxiteno acquired a specialty chemical plant in Pasadena, Texas in April 2012. As of December 31, 2018, the Pasadena plant had a production capacity of 120 thousand tons per year of specialty and agricultural blends. In 2018, Pasadena plant operated at an average rate of 19% of its production capacity.

With the acquisition of Oxiteno Uruguay in November 2012, Oxiteno acquired a specialty chemical plant in Montevideo, Uruguay. As of December 31, 2018, the Montevideo plant had a production capacity of 63 thousand tons per year of specialty chemicals and operated with 33% of its production capacity.

The following table sets forth Oxiteno’s production plants located outside of Brazil:

Units	Capacity
(in tons per year)
Ethoxylated derivatives — Coatzacoalcos plant	86,000
Alkylation — Coatzacoalcos plant	7,860
Ethoxylated derivatives — Guadalajara plant	19,000
Esterification — Guadalajara plant	13,000
Sulfonation/Sulfation — San Juan del Río	8,400
Alkoxylated derivatives — Santa Rita	70,000
Specialties/Agricultural Blends — Pasadena	32,000
Alkoxylation — Pasadena	120,000
Sulfonation/Sulfation — Montevideo	45,000
Fatty Acid Sulfate (FAS) — Montevideo	10,000
Betaines/Amides — Montevideo	6,000
Fatliquor oils — Montevideo	2,000

Ultracargo

The following tables set forth the principal products stored at, and the storage capacity operated by, Ultracargo’s facilities at December 31, 2018, and the average utilization of Ultracargo’s facilities during 2018.

Facility	Capacity (in cubic meters)	Average utilization %(2)	Product Lines
Aratu (Bahia)	218,190	105%	Chemicals, ethanol, vegetable oils, corrosives, and fuels
Suape (Pernambuco)	157,910	141%	Chemicals, ethanol, corrosives, and fuels
Itaqui (Maranhão)	55,280	138%	Ethanol and fuels
Santos (São Paulo)(1)	222,775	86%	Chemicals, ethanol, lubricants, fuels, and corrosives
Rio de Janeiro (Rio de Janeiro)	17,247	105%	Corrosives and lubricants
Paranaguá (Paraná)	28,262	70%	Corrosives and vegetable oils
Total	699,664	108%

(1)

152 thousand cubic meters of effective capacity at our Santos facilities have been interrupted due to the fire accident in April 2015. In June 2017, Ultracargo resumed operations with 67.5 thousand cubic meters. Please see “Item 4.A. Information on the Company—History and Development of the Company—Ultracargo —Fire at storage facilities in Santos.”

(2)	Based on an estimated turnover of products for each terminal.

Extrafarma

As of December 31, 2018, Extrafarma operated 433 drugstores and 2 distribution centers in the North and Northeast regions of Brazil.

The following tables set forth the breakdown per region of Extrafarma’s drugstores and the capacity for each of Extrafarma’s distribution centers as of December 31, 2018:

Location	# of stores
North	141
Pará	123
Amapá	11
Tocantins	7
Northeast	246
Ceará	92
Maranhão	56
Pernambuco	36
Rio Grande do Norte	18
Bahia	17
Paraíba	10
Piauí	9
Sergipe	5
Alagoas	3
Southeast	46
São Paulo	46

Total	433

Distribution center	Area (in square meters)	Height (in meters)
Benevides (Pará)	9,777	13.0
Aquiraz (Ceará)	7,500	12.3
Total	17,277

Collateral

As of December 31, 2018, Ultrapar had no debt secured by property, plant and equipment.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

You should read this discussion together with our audited consolidated financial statements, including the notes thereto, and other financial information included elsewhere in this annual report and in conjunction with the financial information included under “Item 3.A. Key Information—Selected Consolidated Financial Data.”

Our audited consolidated financial statements included herein were prepared in accordance with IFRS and include our consolidated Statements of Financial Position as of December 31, 2018 and 2017 and January 1, 2017, and Statements of Profit or Loss, Statements of Comprehensive Income, Statements of Changes in Equity and Statements of Cash Flows for the years ended December 31, 2018, 2017 and 2016, as well as notes thereto.

Overview

With more than 80 years of history, Ultrapar occupies positions of leadership in the five business segments in which it operates:

•	LPG distribution, conducted by Ultragaz;

•	fuel distribution, conducted by Ipiranga;

•	chemicals production, conducted by Oxiteno;

•	storage services for liquid bulk, conducted by Ultracargo; and

•	retail pharmacy business, conducted by Extrafarma.

Ultragaz distributes LPG to residential, commercial and industrial market segments. Ipiranga distributes gasoline, ethanol, diesel, NGV, fuel oil, kerosene and lubricants through a network of 7,218 service stations and directly to large customers. Oxiteno produces ethylene oxide and its principal derivatives, and is also a significant producer of specialty chemicals, particularly surfactants. It manufactures approximately 1,000 products used in various industrial sectors such as cosmetics, detergents, crop protection chemicals, packaging, textiles and coatings. Ultracargo is the largest provider of storage for liquid bulk in Brazil, with six terminals and storage capacity of 700 thousand cubic meters. As of December 31, 2018, Extrafarma operated 433 drugstores in twelve Brazilian states.

Brazilian economic background

Since most of our operating businesses are located in Brazil, we are significantly affected by Brazil’s economic and social conditions, including, but not limited to, gross domestic product (“GDP”), growth rates, credit availability and disposable incomes, the domestic rate of inflation and exchange rate fluctuations.

Gross domestic product. In 2014, inflation remained at high levels, reaching 6.4% at the end of the year, and the Brazilian government raised again the economy’s basic interest rate from 10.00% at the end of 2013 to 11.75% at the end of 2014. Brazil´s GDP grew 0.5% in 2014. In 2015, Brazilian GDP decreased 3.5%, influenced by a challenging domestic environment with a combination of economic slowdown, higher unemployment levels, inflationary pressure and a higher economy’s basic interest rate (from 11.75% at the end of 2014 to 14.25% at the end of 2015). In 2016, Brazil’s GDP further contracted 3.3%, reflecting the worsening of the crisis on both political and economic fronts, with a combination of weak economic activity and a deterioration in disposable income and employment rates, thus curbing consumption levels and creating a challenging business environment. However, the inflation rates have been gradually declining since the second half of 2016, paving the way for a reduction in basic interest rate (from 14.25% at the end of 2015 to 13.75% at the end of 2016). In 2017, GDP grew 1.1% backed by falling inflation and interest rate (from 13.75% at the end of 2016 to 7.00% at the end of 2017). In 2018, Brazilian GDP grew 1.1%, driven by a recovery in demand, consumption and investment, supported by the resumption of several sectors in the economy, the IPCA index rate below government’s target and the consequent lower level of interest rate (from 7.00% in the end of 2017 to 6.50% in the end of 2018). The growth for 2018 was negatively impacted due to the disruptions caused by the nationwide strike by truck drivers. Our operations are significantly impacted by Brazilian GDP growth, principally sales of LPG to commercial and industrial customers; sales of diesel; Oxiteno’s sales to the domestic market; and Ultracargo’s logistics operations.

Inflation and currency fluctuations. Our cash operating activities are substantially in Reais and tend to increase with inflation. However, some of our costs of sales and services sold are linked to the U.S. dollar and are not substantially affected by the Brazilian inflation rate. In addition, some of our Real-denominated debt is indexed to take into account the effects of inflation. In 2014, the weak performance of the Brazilian economy and the recovery of the North American economy contributed to a 13% depreciation of Real against the U.S. dollar. In 2014, the IGP-M and the IPCA index rates were 3.7% and 6.4%, respectively. In 2015, the IGP-M and the IPCA index rates were 10.5% and 10.7%, respectively, impacted by the adjustment of regulated prices, such as fuels and electric energy, and the Real depreciated 47% against the U.S. dollar influenced by the downgrade of Brazil’s sovereign credit rating and the expectation for an interest rate rise by the Federal Reserve System. In 2016, the IGP-M and the IPCA index rates were, respectively, 7.2% and 6.3%. In 2016, the Real appreciated 17% against the U.S. dollar. In 2017, the Real depreciated 2% against the U.S. dollar and the IPCA index rate was 2.9%. The IGP-M index rate was -0.5%, the lowest rate since 2009. In 2018, the Real depreciated 17% against the U.S. dollar, pressured by the rise of the interest rate by the Federal Reserve System and the unstable economic political environment in Brazil (Presidential election and discussion on economic reforms). The IGP-M index rate was 7.5%, influenced by global commodities prices and the Real depreciation. The IPCA index rate was 3.7%, impacted by the adjustment of prices, such as food and beverages, fuels and electric energy. From December 31, 2018 to April 11, 2019, the Real appreciated 1% against the U.S. dollar. The principal foreign exchange risk we face arises from certain U.S. dollar denominated costs and expenses. Although a substantial part of our debt is dollar-denominated, it is currently hedged against currency devaluation through the use of various derivative instruments or matching assets in the same currency. Additionally, a significant part of our raw materials is also denominated or indexed to the U.S. dollar. A large part of our sales is denominated in Reais, although prices in the chemical business are benchmarked to prices prevailing in the international markets, which in turn are linked to U.S. dollars. Hence, we are exposed to foreign exchange rate risks which could negatively impact our businesses, financial situation and operating results as well as our capacity to service our debt.

The table below shows the inflation rate for the periods indicated, as measured by the IGP-M as well as the devaluation (or appreciation) of the Real against the U.S. dollar.

	Year ended December 31,
Index	2018	2017		2016
IGP-M	7.5%	(0.5%	)	7.2%
IPCA	3.7%	2.9%		6.3%
Devaluation (appreciation) of the Real against the U.S. dollar	17.1%	1.5%		(16.5%	)

We manage foreign exchange risk associated with the scheduled payments under the terms of our U.S. dollar indebtedness by investing in U.S. dollar-denominated securities and foreign currency/interest swap contracts, under which we pay variable interest in Reais based on the CDI, and receive fixed interest in U.S. currency. As of December 31, 2018, our total obligations denominated in foreign currency were R$6,083.3 million (US$1,570.0 million), including debts, payables arising from imports and net of advances to foreign suppliers. At the same date, our total asset position in foreign currency was R$4,357.2 million (US$1,124.5 million), comprised of investments indexed to U.S. dollars and hedging instruments used to manage fluctuations of exchange rates and foreign currency receivables exposures. As of December 31, 2018, Ultrapar had a net exposure in foreign currency of R$1,726.1 million (US$445.5 million), comprised of a net short term position in U.S. dollars of R$407.4 million (US$105.1 million), a net long term position in U.S. dollars of R$2,260.5 million (US$583.4 million), a net short term position in other currencies of R$9.2 million (US$2.4 million) and a net long term position in other currencies, principally the Mexican Peso of R$136.2 million (US$35.1 million), due to the company’s operations in this country. For the purposes of this paragraph, U.S. dollar values were calculated based on the December 31, 2018 Real/U.S. dollar exchange rate. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk” for information about our foreign exchange risk hedging policy and Notes 15 and 33 to our consolidated financial statements.

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

Use of estimates, assumptions and judgments. The preparation of the financial statements requires the use of estimates, assumptions, and judgments for the accounting and disclosure of certain assets, liabilities, and income. Therefore, the Company and subsidiaries’ management use the best information available at the date of preparation of the financial statements, as well as the experience of past and current events, also considering assumptions regarding future events. The estimates and assumptions are reviewed periodically.

•

Judgments: Information on the judgments is included: in the determination of control in subsidiaries, the determination of joint control in joint venture and the determination of significant influence in associates.

•

Uncertainties related to the assumptions and estimates: The information regarding uncertainties related to the assumptions and estimates are included: in determining the fair value of financial instruments, the determination of the estimated losses on doubtful accounts, the determination of provisions for losses of inventories, the determination of deferred IRPJ and CSLL amounts, the determination of exchange rate used to translation of Oxiteno Andina’ information, the useful lives of property, plant, and equipment, the useful lives of intangible assets, and the determination of the recoverable amount of goodwill, provisions for assets retirement obligations, provisions for tax, civil, and labor risks, estimates for the preparation of actuarial reports and the determination of fair value of subscription warrants – indemnification. The actual result of the transactions and information may differ from their estimates.

Estimates of credit losses. The estimated losses take into account, at the initial recognition of the contract, the expected losses for the next 12 months and for the lifetime of the contract when the deterioration or improvement of the customers’ credit quality, considering the customers’ characteristics in each business segment. The amount of the allowance for estimated losses on doubtful accounts is deemed by management to be sufficient to cover any probable loss on realization of trade receivables. The credit policy establishes the analysis of the profile of each new customer individually regarding their financial condition. The review carried out by the subsidiaries of the Company includes the evaluation of external ratings, when available, financial statements, credit bureau information, industry information and, when necessary, bank references. Credit limits are established for each customer and reviewed periodically, more often when the risk is higher. In cases of sales that exceed these limits, the approval of the responsible area is required. In monitoring credit risk, customers are grouped according to their credit characteristics and depending on the business the grouping takes into account, for example, whether they are individuals or companies, whether they are wholesalers, resellers or final customers, considering also the geographic area. The estimates of credit losses are calculated based on the probability of default rates. Loss rates are calculated on the basis of the average probability of a receivable amount to advance through successive stages of default until full write-off. The probability of default calculation takes into account a credit risk score for each exposure, based on data considered to be capable of foreseeing the risk of loss (external classifications, audited financial statements, cash flow projections, customer information available in the press, for example), with addition of the credit assessment based on experience. Such credit risks are managed by each business unit through specific criteria for acceptance of customers and their credit rating and are additionally mitigated by the diversification of sales. For further information see Notes 5 and 33.d.3 to our consolidated financial statements.

Provisions for inventory losses. If net realizable values are below inventory costs, a provision corresponding to this difference is recognized. Provisions are also made for obsolescence of products, materials or supplies that (i) do not meet our subsidiaries’ specifications, (ii) have exceeded their expiration date, or (iii) are considered slow-moving inventory. This classification is made by management with the support of its industrial and operations teams. A significant decrease in net realizable value below inventory costs on a higher level of obsolete, slow-moving or expired products could impact our cost of goods sold and our gross and operating margins. See Note 6 to our consolidated financial statements for additional information about our provisions for inventory losses.

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

Investments in subsidiaries, associates and joint-ventures. A subsidiary is an investee in which the investor is entitled to variable returns on investment and has the ability to interfere in its financial and operational activities. Usually the equity interest in a subsidiary is more than 50%. See Note 3.b to our consolidated financial statements for additional information on our investments in subsidiaries. Investments in associates and joint-ventures are accounted for under the equity method of accounting in consolidated financial statements. An associate is an investment, in which an investor has significant influence, that is, has the power to participate in the financial and operating decisions of the investee but does not exercise control. A joint venture is an investment in which the shareholders have the right to net assets on behalf of a joint control. Joint control is the agreement which establish that decisions about the relevant activities of the investee require the consent from the parties that share control. See Note 12 to our consolidated financial statements for additional information on our investments in associates and joint-ventures.

Provisions for tax, civil and labor risks. We are currently involved in certain legal and administrative proceedings that arise from our normal course of business as described in “Item 8.A. Financial Information — Consolidated Statements and Other Financial Information — Legal Proceedings” and Note 21 to our consolidated financial statements. We believe that the provisions for such proceedings in our consolidated financial statements are adequate. It is our policy to record provisions in regard to lawsuits when the probability of an existing obligation is considered more-likely-than-not to occur in the opinion of our management, based on information available to us, including information obtained from our internal and external legal counsel. Future results of operations could be materially affected by changes in our assumptions, by the effectiveness of our strategies relating to these proceedings, by future developments in each matter being discussed or by changes in approach, such as a change in settlement strategy in dealing with these matters.

Property, plant and equipment. Property, plant and equipment is recognized at acquisition or construction cost, including financial charges incurred on property, plant and equipment under construction, as well as maintenance costs resulting from scheduled plant outages and estimated costs to remove, to decommission or to restore assets (see Note 20 to our consolidated financial statements). Depreciation is calculated using the straight-line method, for the periods mentioned in Note 13 to our consolidated financial statements, taking into account the useful lives of the assets, which are reviewed annually. Leasehold improvements are depreciated over the shorter of the lease contract term and useful life of the property. Changes to the useful lives of property, plant and equipment could impact our depreciation expenses and results.

Intangible assets. Intangible assets include assets acquired by us from third parties, according to the criteria below (see Note 14 to our consolidated financial statements):

•

Goodwill is shown as intangible assets corresponding to the positive difference between the amount paid or payable to the seller and the fair value of the identified assets and liabilities assumed of the acquired entity. Goodwill is tested annually for impairment. Goodwill is allocated to the business segments, which represent the lowest level that goodwill is monitored for impairment testing purposes.

•

Other intangible assets acquired from third parties, such as software, technology and commercial property rights, are measured at the total acquisition cost and amortized using straight-line method, for the periods mentioned in Note 14 to our consolidated financial statements, taking into account their useful lives, which is reviewed annually.

The Company and its subsidiaries have not recognized intangible assets that were generated internally. The Company and its subsidiaries have goodwill and brands acquired in business combinations, which are evaluated as intangible assets with indefinite useful life (see Note 14 items a and e to our consolidated financial statements).

Changes to the useful lives of the definite useful lives intangibles could impact our selling expenses and results.

Impairment of assets. The Company and its subsidiaries review, in every report period, the existence of any indication that an asset may be impaired and annually test intangible assets with undefined useful life. If there is an indication, the Company and its subsidiaries estimate the recoverable amount of the asset. Assets that cannot be evaluated individually are grouped in the smallest group of assets that generate cash inflow from continuous use and that are largely independent of cash flows of other assets (cash generating units “CGU”). The recoverable amount of assets or CGUs corresponds to the greater of their fair value net of applicable direct selling costs and their value in use.

The fair value less costs of disposal is determined by the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date, net of costs of removing the asset, and direct incremental costs to bring an asset into condition for its sale, legal costs, and taxes.

To assess the value in use, the projections of future cash flows, trends, and outlooks, as well as the effects of obsolescence, demand, competition, and other economic factors were considered. Such cash flows are discounted to their present values using the discount rate before tax that reflects market conditions for the period of impairment testing and the specific risks of the asset or CGU being evaluated. In cases where the expected discounted future cash flows are less than their carrying amount, an impairment loss is recognized for the amount by which the carrying value exceeds the fair value of these assets. Losses for impairment of assets are recognized in profit or loss. In case goodwill has been allocated to a CGU, the recognized losses are first allocated to reduce the corresponding goodwill. If the goodwill is not enough to absorb such losses, the surplus is allocated to the assets on a pro-rata basis. An impairment of goodwill cannot be reversed. For other assets, impairment losses may be reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if the impairment had not been recognized.

We tested annually the balances of goodwill shown in the table of Note 14 to our consolidated financial statements for impairment. The determination of value in use involves assumptions, judgments, and estimates of cash flows, such as growth rates of revenues, costs and expenses, estimates of investments and working capital, and discount rates. The assumptions about growth projections and future cash flows are based on our business plan of its operating segments, as well as comparable market data, and represent management’s best estimate of the economic conditions that will exist over the economic life of the various CGUs, to which goodwill is related.

The evaluation of the value in use is calculated for a period of five years (except the Extrafarma segment), after which we calculate the perpetuity, considering the possibility of carrying the business on indefinitely. For the Extrafarma segment, a period of ten years was used due to the fact that a four-year period to maturity of new stores was considered.

On December 31, 2018, the discount and real growth rates used to extrapolate the projections ranged from 8.4% to 13.9% and from 0% to 1% p.a., respectively, depending on the CGU analyzed.

The goodwill impairment tests and net assets of the Company and its subsidiaries resulted in the recognition of impairment in the amount of R$5.6 million for subsidiary Oxiteno Andina for the year ended December 31, 2018. See Note 2.s.1.ii to our consolidated financial statements. For the year ended December 31, 2017, the Company’s tests did not result in the recognition of impairment. For the year ended December 31, 2016, the Company recognized an impairment loss in the amount of R$ 2.1 million, which correspond to R$ 1.7 million related to goodwill and R$ 0.4 million related to other intangible assets, from the subsidiary Oxiteno Andina. The main reason for the impairment recognized is the worsening of the political and economic situation in Venezuela.

Changes to the significant assumptions and economic conditions could impact the value in use of the assets and could result in impairment losses and impact our results.

Contractual assets with customers—exclusive rights. Exclusive rights disbursements as provided in Ipiranga’s agreements with reseller service stations and major consumers are recognized as contractual assets when paid and amortized according to the conditions established in the agreements (amortization in weighted average term of five years), being reviewed as changes occur under the terms of the agreements. (see Note 2.a and 11 to our consolidated financial statements). Changes under the terms of the agreements could impact our revenues and results.

Provisions for assets retirement obligations—fuel tanks. We make provisions for assets retirement obligations that correspond to the legal obligation to remove Ipiranga’s underground fuel tanks located at Ipiranga-branded service stations after a certain period. The estimated cost of the obligation to remove these fuel tanks is recognized as a liability when the tanks are installed. The estimated cost is recognized in property, plant, and equipment and depreciated over the respective useful life of the tanks. The amounts recognized as a liability accrue interest using the IPCA until the respective tank is removed. An increase in the estimated cost of the obligation to remove the tanks could result in negative impact in future results. The estimated removal cost is reviewed and updated annually or when there are significant changes in its amount, and changes in the estimated costs are recognized in statements of profit or loss when they become known. For further detail on provisions for assets retirement obligations of Ipiranga, see Note 20 to our consolidated financial statements.

Exchange rate used in translation of Oxiteno Andina’s financial statements. According to the definition and general guidance of IAS 29, the characteristics of the economic environment of Venezuela indicate that this country is a hyperinflationary economy. As a result, the financial information of Oxiteno Andina was adjusted by the Venezuelan Consumer Price Index. On August 20, 2018, the Venezuelan Central Bank put into effect the currency conversion (elimination of five zeros of the currency) and the creation of the Bolivar Soberano (“VES”). This implies a change in the monetary scale to simplify commercial transactions and accounting records, being the Bolivar Soberano traded as of December 31, 2018 at the variable exchange rate of 636.58 VES/US$ for sale and 638.18 VES/US$ for purchase. Changes in the exchange rates, the currency market on Venezuela’s economic and political situation could impact our results. For further detail, see Note 2.s.1.ii to our consolidated financial statements.

Subscription warrants – indemnification fair value determination. Subscription warrants are valued at fair value according to Ultrapar’s share price (UGPA3) as of each closing date of financial statements, reduced by the dividend yield, once the subscription warrants’ exercise is only possible from 2020 onward, without dividends rights until then. The number of shares of the subscription warrants – indemnification is also adjusted according to the variation of the amounts of provisions and of tax, civil and labor risks contingent liabilities, in relation to the period before January 31, 2014. For further detail, see Notes 24 and 33 to our consolidated financial statements. Changes to the significant assumptions used to measure to the fair value, including Ultrapar’s share prices, could impact our results.

Financial assets. The Company and its subsidiaries evaluated the classification and measurement of financial assets based on its business model as follows:

•

Amortized cost: financial assets held in order to collect contractual cash flows, solely principal and interest. The interest earned and the foreign currency exchange variation are recognized in profit or loss, and balances are stated at acquisition cost plus the interest earned, using the effective interest rate method. Financial investments in guarantee of loans are classified as amortized cost.

•

Measured at fair value through other comprehensive income: financial assets that are acquired or originated for the purpose of collecting contractual cash flows or selling financial assets. The balances are stated at fair value, and the interest earned and the foreign currency exchange variation are recognized in profit or loss. Differences between fair value and initial amount of financial investments plus the interest earned are recognized in equity in other comprehensive income in the “Valuation adjustments”. Accumulated gains and losses recognized in equity are reclassified to profit or loss at the time of their settlement. Substantially the financial investments in Bank Certificates of Deposit (“CDB”) and repurchase agreements are classified as measured at fair value through other comprehensive income.

•

Measured at fair value through profit or loss: financial assets that were not classified as amortized cost or measured at fair value through other comprehensive income. The balances are stated at fair value and both the interest earned and the exchange variations and changes in fair value are recognized in the income statement. Investment funds and derivatives are classified as measured at fair value through profit or loss.

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

•

Hedge accounting—cash flow hedge: financial instruments used to hedge the exposure to variability in cash flows that is attributable to a risk associated with an asset or liability or highly probable transaction or firm commitment that may affect the statements of profit or loss. The portion of the gain or loss on the hedging instrument that is determined to be effective relating to the effects of exchange rate effect, is recognized directly in equity in accumulated other comprehensive income as “Valuation adjustments” while the ineffective portion is recognized in profit or loss. Gains or losses on the hedging instrument relating to the effective portion of this hedge that had been recognized directly in accumulated other comprehensive income shall be recognized in profit or loss in the period in which the hedged item is recognized in profit or loss or as initial cost of non-financial assets, in the same line of the statement that the hedged item is recognized. The hedge accounting shall be discontinued when (i)the hedging relationship is canceled; (ii) the hedging instrument expires; and (iii) the hedging instrument no longer qualifies for hedge accounting. When hedge accounting is discontinued, gains and losses recognized in equity in other comprehensive income are reclassified to profit or loss in the period which the hedged item is recognized in profit or loss. If the transaction hedged is canceled or is not expected to occur, the cumulative gains and losses in equity in other comprehensive income shall be recognized immediately in profit or loss.

•

Hedge accounting—hedge of net investments in foreign operation: financial instruments used to hedge exposure on net investments in foreign subsidiaries due to the fact that the local functional currency is different from the functional currency of the Company. The portion of the gain or loss on the hedging instrument that is determined to be effective, referring to the exchange rate effect, is recognized directly in equity in accumulated other comprehensive income as cumulative translation adjustments, while the ineffective portion and the operating costs are recognized in profit or loss. The gain or loss on the hedging instrument that has been recognized directly in accumulated other comprehensive income shall be recognized in income when the disposal of the foreign subsidiary occurs.

The fair value of financial instruments, including currency and interest hedging instruments, was determined as follows:

•	The fair value of cash and bank deposit balances are identical to their carrying values.

•	Financial investments in investment funds are valued at the value of the fund unit as of the date of the financial statements, which corresponds to their fair value.

•

Financial investments in CDBs and similar investments offer daily liquidity through repurchase at the “yield curve” and the Company calculates their fair value through methodologies commonly used for mark-to-market.

•	The fair value of trade receivables and trade payables are approximate to their carrying values.

•

The subscription warrants—indemnification was measured based on the share price of Ultrapar (UGPA3) at the financial statements date and are adjusted to the Company’s dividend yield, since the exercise is only possible starting in 2020 onwards and they are not entitled to dividends until then. The number of shares of subscription warrants – indemnification is also adjusted according to the changes in the amounts of provision for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014. (See Note 24 to our consolidated financial statements).

•	The fair value calculation of notes in the foreign market (see Note 15.b to our consolidated financial statements) is based on the quoted price in an active market.

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

For further detail on financial instruments of the Company, see Note 33 to our consolidated financial statements.

Financial liabilities. Financial liabilities are classified as “financial liabilities at fair value through profit or loss” or “financial liabilities at amortized cost”. The financial liabilities at fair value through profit or loss refer to derivative financial instruments, subscription warrants—indemnification, and financial liabilities designated as hedged items in a fair value hedge relationship upon initial recognition (see Note 2.c—Fair Value Hedge to our consolidated financial statements). The financial liabilities at amortized cost are stated at the initial transaction amount plus related charges and net of amortization and transaction costs. The charges are recognized in profit or loss using the effective interest rate method.

Transaction costs incurred and directly attributable to the activities necessary for contracting loans or for issuing bonds, as well as premiums and discounts upon issuance of debentures and other debt, are allocated to the instrument and amortized to profit or loss over its term, using the effective interest rate method (see Note 15.j to our consolidated financial statements).

Changes in the significant assumptions used to measure the fair value of financial assets and liabilities could impact our results.

Post-employment benefits. Our subsidiaries recognized a provision for post-employment benefits mainly related to seniority bonus, payment of FGTS, and health, dental care, and life insurance plan for eligible retirees. The amounts related to such benefits were determined based on a valuation conducted by an independent actuary and reviewed by management as of December 31, 2018 and are recognized in the financial statements in accordance with IAS 19 (Revised 2011).

Significant actuarial assumptions adopted include:

Economic factors

	2018	2017
	% per year	% per year
Discount rate for the actuarial obligation at present value	9.00	9.51
Average projected salary growth rate	7.85	8.38
Inflation rate (long term)	4.00	4.50
Growth rate of medical services	8.16	8.68

Demographic factors

•	Mortality Table for the life insurance benefit—CSO-80

•	Mortality Table for other benefits—AT 2000 Basic decreased by 10%

•	Disabled Mortality Table—RRB 1983

•	Disability Table—Weak light

For further information on our post-employment benefits, see Note 19.b to our consolidated financial statements.

Changes to the significant actuarial assumptions could impact our results.

Adoption of the Pronouncements Issued by IFRS as issued by the IASB. The Company and its subsidiaries disclosed the relevant information, known or reasonably estimated to the possible impacts on the adoption of IFRS 16 that were available in the preparation of these financial statements, and are subject to change until the first complete financial statements with the initial adoption in 2019. For further detail, see Note 2.x to our consolidated financial statements.

Standards and criteria adopted in preparing the information

The consolidated financial information presented below was prepared based on the consolidated Statements of Financial Position as of December 31, 2018 and 2017 and January 1, 2017, Statements of Profit or Loss and Statements of Cash Flows as of and for the years ended December 31, 2018, 2017 and 2016 that derived from our audited consolidated financial statements included in this annual report and prepared in accordance with IFRS. Ultrapar’s financial information is presented on a consolidated basis. Financial information relating to Ipiranga, Oxiteno, Ultragaz, Ultracargo and Extrafarma is presented on an individual basis and does not reflect elimination of intercompany transactions. See “Presentation of Financial Information.” Accordingly, the sum of individual financial information of Ultrapar’s subsidiaries may not correspond to the consolidated financial information of Ultrapar.

Results of operations

The following discussion of our results of operations is based on the financial information derived from our consolidated financial statements prepared in accordance with IFRS.

Year ended December 31, 2018 compared to the year ended December 31, 2017.

The following table shows a summary of our results of operations for the years ended December 31, 2018 and 2017:

	Year ended December 31, 2018	% of net revenue from sales and services	Year ended December 31, 2017 Restated	% of net revenue from sales and services	Percent change 2018— 2017
	(R$ million)
Net revenue from sales and services	90,698.0	100%	79,230.0	100%	14%
Cost of products and services sold	(84,537.4)	-93%	(72,431.5)	-91%	17%

Gross profit	6,160.6	7%	6,798.5	9%	-9%
Selling, marketing, general and administrative expenses	(4,296.7)	-5%	(4,062.9)	-5%	6%
Other operating income, net	57.5	0%	59.4	0%	-3%
Gain (loss) on disposal of property, plant and equipment and intangibles	(22.1)	0%	(2.2)	0%	885%

Operating income before financial income (expenses) and share of profit (loss) of joint-ventures and associates	1,899.4	2%	2,792.7	4%	-32%
Net financial expenses	(113.5)	0%	(474.3)	-1%	-76%
Income and social contribution taxes	(638.7)	-1%	(813.3)	-1%	-21%
Share of profit (loss) of joint-ventures and associates	(14.8)	0%	20.7	0%	-171%

Net income	1,132.3	1%	1,525.9	2%	-26%
Net income attributable to:
Shareholders of Ultrapar	1,150.4	1%	1,526.5	2%	-25%
Non-controlling shareholders of the subsidiaries	(18.1)	0%	(0.6)	0%	2729%

Net revenue from sales and services. Ultrapar’s net revenue from sales and services increased 14%, from R$79,230.0 million in 2017 to R$90,698.0 million in 2018. Ultrapar’s net revenue from sales and services generally includes revenues from fuel and gas sales by Ipiranga and Ultragaz, respectively, pharmaceutical products sales by Extrafarma, specialty chemicals sales by Oxiteno and liquid bulk storage services provided by Ultracargo, reduced by sales taxes such as ICMS, PIS and COFINS and by discounts and sales returns.

The following table shows the change in net revenue from sales and services for each of our segments:

	2018	2017 Restated	Percent change 2018—2017
	(R$ million)
Ipiranga	76,473.4	66,950.5	14%
Oxiteno	4,748.4	3,959.4	20%
Ultragaz	7,043.2	6,071.0	16%
Ultracargo	493.6	438.4	13%
Extrafarma	2,028.0	1,868.9	9%

Ipiranga’s net revenue from sales increased by 14%, from R$66,950.5 million in 2017 to R$76,473.4 million in 2018, mainly due to (i) movements in the average costs of diesel and gasoline which recorded consecutive increases from January through September 2018, in line with international benchmark prices and the devaluation of the Real against the U.S. dollar (see “Item 4.B. Information on the Company—Business Overview—Fuel Distribution—Industry and Regulatory Overview—The role of the Brazilian government”); (ii) an increase in taxes levied on gasoline, diesel and ethanol (PIS and COFINS taxes) in July 2017 (see “Item 4.B. Information on the Company—Business Overview—Fuel Distribution—Industry and Regulatory Overview—The role of the Brazilian government”); and (iii) the strategy of constant innovation in fueling station services and convenience, to create greater customer satisfaction and loyalty. Ipiranga’s sales volume rose 1% in 2018, from 23,458 thousand cubic meters in 2017 to 23,680 thousand cubic meters in 2018. In 2018, Ipiranga reported a decrease of 1% in sales volume of gasoline, ethanol and natural gas for light vehicles (Otto cycle) declining until July before resuming growth during the second half of the year. Large ethanol production in 2018 contributed to the reduction in its prices and, consequently, drove the 45% increase in sales, while gasoline sales volume recorded a decline of 14%. In line with gradual recovery in the economy, diesel volume increased by 2% year-over-year.

Oxiteno’s net revenue from sales increased by 20%, from R$3,959.4 million in 2017 to R$4,748.4 million in 2018, largely due to (i) the increase of 14% in the average Real-U.S. dollar exchange rate (from R$3.19 per US$1.00 in 2017 to R$3.65 per US$1.00 in 2018), due to the fact that Oxiteno’s sales are highly influenced by the foreign exchange rate, with the depreciation effectively increasing Oxiteno’s net revenue in Reais; and (ii) the increase in the average price of our products in U.S. dollars of 8%, in line with the year-over-year increase in the cost of raw materials. These factors offset the effect of lower sales volumes. Sales volume at Oxiteno decreased 3% in 2018, from 790 thousand tons in 2017 to 769 thousand tons in 2018, primarily as a result of 5% decrease in the volume of specialty chemicals partially offset by an increase of 8% in the volume of commodities. Despite the increase in sales volume from the new alkoxylation unit at the plant in Texas, United States, following its startup in September 2018, export volumes fell 4% in 2018, due to lower demand from Mercosur countries, notably Argentina.

Ultragaz’s net revenue from sales increased by 16%, from R$6,071.0 million in 2017 to R$7,043.2 million in 2018, mainly due to readjustments in bottled and bulk LPG costs in the refineries (see “Item 4.B. Information on the Company—Business Overview—Distribution of Liquefied Petroleum Gas—Industry and Regulatory Overview—The role of the Brazilian government”) and Ultragaz’s differentiation and innovation strategy supporting Ultragaz’s existing market position. Ultragaz’s sales volume decreased by 1%, from 1,746 thousand tons in 2017 to 1,725 thousand tons in 2018, in line with the decline in sales overall in the Brazilian market. While volume was flat year-over-year in the bottled LPG category, the bulk category posted a reduction of 3%, principally due to the programmed LPG reduction of an industrial client.

Ultracargo’s net revenue from services increased by 13%, from R$438.4 million in 2017 to R$493.6 million in 2018, due to the (i) increase of average storage following the partial resumption of activities at the Santos terminal, (ii) improvement productivity at Ultracargo, and (iii) contractual readjustments for inflation. Average storage posted an increase of 5% in 2018, mainly due to increased handling activity in Santos, reflecting a partial resumption in terminal activities in June 2017 and increased ethanol handling in Brazilian ports, notwithstanding the reduction in fuel imports in 2018.

Extrafarma’s net revenue from sales increased by 9%, from R$1,868.9 million in 2017 to R$2,028.0 million in 2018, mainly due to an increase in retail sales, an expanded store network and the higher average number of stores. This growth was partially offset by a decline of 21% in revenues from the wholesale category and an increase in competition in the sector. In June 2018, Extrafarma replaced its retail IT system, temporarily affecting both retail and wholesale operations during the implementation and stabilization period. Extrafarma opened 68 new stores and closed 29 stores in 2018, resulting in a 10% expansion of the network, with a net increase of 39 stores.

Cost of products and services sold. Ultrapar’s cost of products and services sold increased by 17%, from R$72,431.5 million in 2017 to R$84,537.4 million in 2018. Ultrapar main costs of products and services sold are related to the purchase of goods for resale, including diesel, gasoline and ethanol for Ipiranga, LPG for Ultragaz and pharmaceutical products for Extrafarma, and raw material, substantially the ethylene for Oxiteno, and depreciation and amortization.

The following table shows the change in cost of products and services sold for each of our segments:

	2018	2017 Restated	Percent change 2018—2017
	(R$ million)
Ipiranga	73,053.2	62,697.2	17%
Oxiteno	3,757.7	3,200.3	17%
Ultragaz	6,153.0	5,096.5	21%
Ultracargo	245.1	218.5	12%
Extrafarma	1,421.1	1,277.3	11%

Ipiranga’s cost of goods sold increased by 17%, from R$62,697.2 million in 2017 to R$73,053.2 million in 2018, due mainly to changes in the costs of diesel and gasoline, which were adjusted by producers to reflect international benchmark prices and the increase in taxes levied on gasoline, diesel and ethanol (PIS and COFINS taxes) starting from June 2017.

Oxiteno’s cost of goods sold increased 17%, from R$3,200.3 million in 2017 to R$3,757.7 million in 2018, due to (i) the increase in the cost of raw materials, principally ethylene; (ii) the 14% devaluation of the Real relative to the U.S. dollar; and (iii) costs relating to the startup of the new alkoxylation unit at the plant in Texas, United States.

Ultragaz’s cost of goods sold increased 21%, from R$5,096.5 million in 2017 to R$6,153.0 million in 2018, due mainly to the readjustments in LPG costs over the course of 2018.

Ultracargo’s cost of services sold increased by 12%, from R$218.5 million in 2017 to R$245.1 million in 2018, principally due to higher expenditures with rentals, payroll, contracting of third party services in Santos terminal and tankage maintenance services at the terminals, in line with the increased storage volume for the entire year of 2018, in addition to the payment of higher property taxes in 2018.

Extrafarma’s cost of goods sold increased by 11%, from R$1,277.3 million in 2017 to R$1,421.1 million in 2018, due mainly to greater sales volume and the annual adjustment in pharmaceutical prices as authorized by the Medicine Market Regulation Chamber (CMED) by 2.4%.

Gross profit. For the reasons described above, Ultrapar’s gross profit decreased by 9%, from R$6,798.5 million in 2017 to R$6,160.6 million in 2018, as a result of decreased gross profit in Ipiranga and Ultragaz. Ipiranga’s gross profit decreased by 20%, from R$4,253.3 million in 2017 to R$3,420.2 million in 2018. Ultragaz’s gross profit decreased by 9%, from R$974.5 million in 2017 to R$890.2 million in 2018. Oxiteno’s gross profit increased by 30%, from R$759.2 million in 2017 to R$990.7 million in 2018. Ultracargo’s gross profit increased by 13%, from R$219.9 million in 2017 to R$248.6 million in 2018. Extrafarma’s gross profit increased by 3%, from R$591.6 million in 2017 to R$606.9 million in 2018.

Selling, marketing, general and administrative expenses. Ultrapar’s selling, marketing, general and administrative (“SG&A”) expenses generally include personnel, freight, marketing and depreciation and amortization expenses. Ultrapar’s SG&A expenses increased by 6%, from R$4,062.9 million in 2017 to R$4,296.7 million in 2018.

The following table shows the changes in SG&A expenses for each of our segments:

	2018	2017 Restated	Percent change 2018—2017
	(R$ million)
Ipiranga	2,149.8	2,018.0	7%
Oxiteno	735.5	668.0	10%
Ultragaz	575.7	644.5	-11%
Ultracargo	116.7	112.7	4%
Extrafarma	716.7	623.3	15%

Ipiranga’s SG&A expenses increased by 7% in 2018, from R$2,018.0 million in 2017 to R$2,149.8 million in 2018, principally due to the consolidation of expenses relating to Iconic (additional expenses from Chevron’s lubricants operation and non-recurring expenses relating to the startup of the joint operation itself), which initiated in December 2017, partially offset by initiatives adopted to reduce expenses in the light of the unfavorable trading environment in 2018.

Oxiteno’s SG&A expenses increased by 10% in 2018, from R$668.0 million in 2017 to R$735.5 million in 2018, due to the effect of the devaluation of the Real relative to the U.S dollar on expenses with international operations as well as higher payroll expenses.

Ultragaz’s SG&A expenses decreased by 11% in 2018, from R$644.5 million in 2017 to R$575.7 million in 2018, as a result of initiatives to reduce expenses and improve efficiencies, such as lower marketing and freight expenses, mainly due to the gradual shift from CIF (Cost, Insurance and Freight) to FOB (Free on Board) delivery method among its clients, as well as lower expenses with strategic consultancies and lower expenses from estimated losses from doubtful accounts.

Ultracargo’s SG&A expenses increased by 4% in 2018, from R$112.7 million in 2017 to R$116.7 million in 2018, due to (i) higher payroll expenses due to annual salary adjustments and increased variable remuneration, in line with improved results; and (ii) higher outlays with strategic consultancies and operational safety, partially offset by reimbursement of a port management fee related to previous fiscal years that was incorrectly charged by the competent authorities.

Extrafarma’s SG&A expenses increased by 15% in 2018, from R$623.3 million in 2017 to R$716.7 million in 2018, mainly due to the 19% increase in the average number of stores, partially offset by the Extrafarma’s initiatives implemented for productivity gains and reducing expenses, notably in payroll and travel expenses as well as acquiring fees.

Other operating income, net. Other operating income, net decreased from R$59.4 million in 2017 to R$57.5 million in 2018, mainly due to the break-up fee due after CADE’s rejection of the proposed acquisition of Liquigás, partially offset by the recognition of tax credits in favor of Oxiteno with respect to the exclusion of the ICMS sales tax from the calculation base for PIS and COFINS taxes.

Income (expense) from disposal of assets. Ultrapar’s expense from disposal of assets increased from a net expense of R$2.2 million in 2017 to a net expense of R$22.1 million in 2018, due to the writing down of IT assets at all the businesses and a more rigorous selection of non-performing drugstores at Extrafarma for closure, partially offset by the sale of real estate by Ipiranga.

Operating income before financial income (expenses) and share of profit of joint-ventures and associates. For the reasons described above, Ultrapar’s operating income before financial income (expenses) and share of profit of joint-ventures and associates decreased by 32%, from R$2,792.7 million in 2017 to R$1,899.4 million in 2018, as a result of the decreased operating income before financial income (expenses) and share of profit of joint-ventures and associates in Ipiranga and Ultragaz. Ipiranga’s operating income before financial income (expenses) and share of profit of joint-ventures and associates decreased by 41%, from R$2,357.1 million in 2017 to R$1,396.6 million in 2018. Oxiteno’s operating income before financial income (expenses) and share of profit of associates increased by 223%, from R$141.4 million in 2017 to R$457.1 million in 2018. Ultragaz’s operating income before financial income (expenses) and share of profit of associates decreased by 86%, from R$255.9 million in 2017 to R$35.6 million in 2018. Ultracargo’s operating income before financial income (expenses) and share of profit of joint-ventures and associates increased by 66%, from R$75.0 million in 2017 to R$124.7 million in 2018. Extrafarma’s operating income before financial income (expenses) and share of profit of joint-ventures and associates decreased by 214%, from operating loss of R$37.7 million in 2017 to operating loss of R$118.3 million in 2018.

Net financial expenses. Net financial expenses include mainly income and expenses from interest on financial investments and financing and exchange rate variation. Ultrapar’s net financial expenses decreased by 76%, from R$474.3 million in 2017 to R$113.5 million in 2018, due to (i) the lower average CDI rate during the period (6.4% in 2018 compared to 9.9% in 2017); (ii) the financial income from the constitution of tax credits at Oxiteno with the exclusion of the ICMS sales tax from the PIS and COFINS taxes calculation base; and (iii) lower expenses with the subscription warrants – indemnification issued in the association with Extrafarma due to the depreciation of Ultrapar’s share in the period (see item “— Critical accounting policies and estimates”).

Income and social contribution taxes. Ultrapar’s income and social contribution taxes, net of benefits from income tax exemptions, decreased by 21%, from R$813.3 million in 2017 to R$638.7 million in 2018.

Net income for the year. Ultrapar’s net income for 2018 reached R$1,132.3 million, 26% lower compared to R$1,525.9 million in 2017, mainly due to the decline in operating income before financial income (expenses) and share of profit of joint-ventures and associates between the periods, partially offset by the lower net financial expenses.

Adjusted EBITDA. Ultrapar’s Adjusted EBITDA decreased 23%, from R$3,981.0 million in 2017 to R$3,068.9 million in 2018, as a result of lower EBITDA in Ipiranga, Ultragaz and Extrafarma.

The reconciliation of the EBITDA and Adjusted EBITDA starting from the net income is presented below:

R$ million	2018	2017 Restated
Net income for the year	1,132.3	1,525.9
(+) Income and social contribution taxes	638.7	813.3
(+) Net financial expenses	113.5	474.3
(+) Depreciation and amortization	812.5	704.5

EBITDA(1)	2,697.1	3,518.0

Adjustments (+) Amortization of contractual assets with customers – exclusive rights (Ipiranga)(2)	371.8	463.0

Adjusted EBITDA(1)	3,068.9	3,981.0

(1)

See footnote 5 under “Item 3.A. Key Information—Selected Consolidated Financial Data” for a more complete discussion of EBITDA, Adjusted EBITDA and its reconciliation to information in our financial statements.

(2)	See footnote 4 under “Item 3.A. Key Information—Selected Consolidated Financial Data.”

The following table shows the changes in Adjusted EBITDA for Ipiranga and EBITDA for Oxiteno, Ultragaz, Ultracargo and Extrafarma:

	2018	2017 Restated	Percent change 2018—2017
	(R$ million)
Ipiranga(1)	2,052.4	3,066.8	-33%
Oxiteno	625.4	295.9	111%
Ultragaz	258.1	440.0	-41%
Ultracargo	178.5	124.3	44%
Extrafarma	(46.8)	23.1	-302%

(1)	Adjusted EBITDA does not include losses related to ConectCar in the amount of R$18.7 million and R$21.0 million in 2018 and 2017, respectively.

Ipiranga reported Adjusted EBITDA of R$2,052.4 million in 2018, a 33% decrease compared to 2017, due mainly to (i) the truck drivers’ strike and its impact on sales volumes, variation in margins and higher costs and non-recurring expenses in the period; (ii) extraordinary expenses with the consolidation and startup of the Iconic operations; and (iii) changes in fuel costs during 2018.

Oxiteno reported EBITDA of R$625.4 million, an increase of 111% compared to 2017, in spite of lower sales volumes. The increase is largely explained by the constitution of tax credits from previous fiscal years, reflecting the exclusion of the ICMS sales tax from the PIS and COFINS tax calculation base, and the 14% devaluation of the Real relative to the U.S. dollar in 2018.

Ultragaz’s EBITDA totaled R$258.1 million, 41% lower than 2017, as a result of the break-up fee of R$286 million paid to Petrobras on March 13, 2018 as a result of CADE’s decision to block the acquisition of Liquigás, partially offset by lower costs and expenses due to the cutting initiatives in 2018, while the fourth quarter of 2017 was affected by the Cease and Desist Agreement (Termo de Compromisso de Cessação de Prática – TCC) in the amount of R$84 million.

Ultracargo’s EBITDA totaled R$178.5 million in 2018, an increase of 44% compared to 2017, due to (i) greater handling activity at the terminals; (ii) contractual readjustments; and (iii) residual effects of the fire in April 2015 at the Santos Port terminal with a negative impact of R$39 million in 2017. See “Item 4.A. Information on the Company—History and Development of the Company—Ultracargo—Fire at storage facilities in Santos.”

Extrafarma reported EBITDA of R$46.8 million negative compared with R$23.1 million in 2017, because of (i) the substitution of the retail system in June 2018, which temporarily affected operations during the implementation and stabilization phases; (ii) a more rigorous selection of stores, that were not performing as planned, for closure in the third quarter of 2018; (iii) the greater number of new and still maturing stores; and (iv) increased competition in the sector, mainly by the entrance of competitors in the Extrafarma’s operating regions.

For a reconciliation of our Adjusted EBITDA, the Adjusted EBITDA of Ipiranga and the EBITDA of Oxiteno, Ultragaz, Ultracargo and Extrafarma to information in our financial statements, see footnote 5 under “Item 3.A. Key Information—Selected Consolidated Financial Data.”

Year ended December 31, 2017 compared to the year ended December 31, 2016.

The following table shows a summary of our results of operations for the years ended December 31, 2017 and 2016:

	Year ended December 31, 2017 Restated	% of net revenue from sales and services	Year ended December 31, 2016 Restated	% of net revenue from sales and services	Percent change 2017—2016
	(R$ million)
Net revenue from sales and services	79,230.0	100%	76,740.0	100%	3%
Cost of products and services sold	(72,431.5)	-91%	(70,196.9)	-91%	3%

Gross profit	6,798.5	9%	6,543.1	9%	4%
Selling, marketing, general and administrative expenses	(4,062.9)	-5%	(3,666.1)	-5%	11%
Other operating income, net	59.4	0%	199.0	0%	-70%
Gain (loss) on disposal of property, plant and equipment and intangibles	(2.2)	0%	(6.1)	0%	-63%

Operating income before financial income (expenses) and share of profit (loss) of joint-ventures and associates	2,792.7	4%	3,069.9	4%	-9%
Net financial expenses	(474.3)	-1%	(842.6)	-1%	-44%
Income and social contribution taxes	(813.3)	-1%	(688.0)	-1%	18%
Share of profit (loss) of joint-ventures and associates	20.7	0%	7.5	0%	177%

Net income	1,525.9	2%	1,546.8	2%	-1%
Net income attributable to:
Shareholders of Ultrapar	1,526.5	2%	1,537.8	2%	-1%
Non-controlling shareholders of the subsidiaries	(0.6)	0%	9.0	0%	-107%

Net revenue from sales and services. Ultrapar’s net revenue from sales and services increased 3%, from R$76,740.0 million in 2016 to R$79,230.0 million in 2017. Ultrapar’s net revenue from sales and services generally includes revenues from fuel and gas sales by Ipiranga and Ultragaz, respectively, pharmaceutical products sales by Extrafarma, specialty chemicals sales by Oxiteno and liquid bulk storage services provided by Ultracargo, reduced by sales taxes such as ICMS, PIS and COFINS and by discounts and sales returns.

The following table shows the change in net revenue from sales and services for each of our segments:

	2017 Restated	2016 Restated	Percent change 2017—2016
	(R$ million)
Ipiranga	66,950.5	65,793.7	2%
Oxiteno	3,959.4	3,701.4	7%
Ultragaz	6,071.0	5,365.1	13%
Ultracargo	438.4	355.4	23%
Extrafarma	1,868.9	1,578.6	18%

Ipiranga’s net revenue from sales increased by 2%, from R$65,793.7 million in 2016 to R$66,950.5 million in 2017, mainly due to (i) an increase in diesel and gasoline prices, which were more frequently adjusted to reflect international benchmark prices in 2017 (See “Item 4.B. Information on the Company—Business Overview—Fuel Distribution—Industry and Regulatory Overview—The role of the Brazilian government”), (ii) the increase in taxes levied on gasoline, diesel and ethanol (PIS and COFINS taxes) from July 2017 (See “Item 4.B. Information on the Company—Business Overview—Fuel Distribution—Industry and Regulatory Overview—The role of the Brazilian government”), (iii) the greater share of gasoline in the 2017 sales breakdown from 36.1% in 2016 to 37.5% in 2017, and (iv) the strategy of constant innovation in services and convenience, generating improved customer satisfaction and loyalty. Ipiranga’s sales volume in 2017 remained almost stable compared to total sales in 2016, from 23,507 thousand cubic meters in 2016 to 23,458 thousand cubic meters in 2017. In 2017, Ipiranga reported an increase of 1% in sales volume of gasoline, ethanol and natural gas for light vehicles (Otto cycle) influenced by the car fleet expansion (+1%). In line with the economy’s performance, diesel volume decreased by 2% year on year, despite growth in the second half of 2017.

Oxiteno’s net revenue from sales increased by 7%, from R$3,701.4 million in 2016 to R$3,959.4 million in 2017, largely due to the increased sales volume. On the other hand, the increase in Oxiteno’s net revenue was partially offset by a 9% decrease in the average Real-U.S. dollar exchange rate (from R$3.49 per US$1.00 in 2016 to R$3.19 per US$ in 2017), due to the fact that Oxiteno’s sales are highly influenced by the foreign exchange rate, with the appreciation effectively decreasing Oxiteno’s net revenue in Reais. Sales volume at Oxiteno grew 7% in 2017, from 738 thousand tons in 2016 to 790 thousand tons in 2017, primarily as a result of 16% and 5% increases in the volumes of commodities and specialty chemicals, respectively, reflecting increased demand from United States due to pre-marketing sales in preparation for the start of the new plant in Pasadena, along with a growth of volume sold in Brazil as a result of the recovery of Brazil’s economy.

Ultragaz’s net revenue from sales increased by 13%, from R$5,365.1 million in 2016 to R$6,071.0 million in 2017, mainly due to (i) the increase in the cost of bottled and bulk LPG at refineries, which were more frequently adjusted to reflect international benchmark prices in 2017 (See “Item 4.B. Information on the Company—Business Overview—Distribution of Liquefied Petroleum Gas—Industry and Regulatory Overview—The role of the Brazilian government”), and (ii) Ultragaz’s differentiation and innovation strategy. The lower share of bulk LPG in the sales mix partly offset the revenues growth. Ultragaz’s sales volume decreased by 1%, from 1,760 thousand tons in 2016 to 1,746 thousand tons in 2017. Despite the stable sales volume in the bottled LPG category, due to investments to add new resellers, the bulk category posted a 3% reduction, explained primarily by the loss of some customers to natural gas and the planned reduction in the LPG demand by an industrial client.

Ultracargo’s net revenue from services increased by 23%, from R$355.4 million in 2016 to R$438.4 million in 2017, due to increased volumes of fuel handled in Ultracargo’s terminals leading to increased average storage volumes, improved productivity and the partial return to operations in June 2017 of 67.5 thousand cubic meters out of 151.5 thousand cubic meters in Santos that had been shut down since April 2015 incident. Average storage posted an increase of 8% in 2017, due mainly to an increase in the volume of fuels handling at the Santos, Suape and Itaqui terminals, explained primarily by the partial resumption of activities in its Santos terminal in 2017 and the higher demand for fuel handling at Brazilian ports.

Extrafarma’s net revenue from sales increased by 18%, from R$1,578.6 million in 2016 to R$1,868.9 million in 2017, mainly due to an increase in retail sales resulting from an increase in the average number of stores coupled with 10% growth in same store sales (corresponding to sales in stores that have been operating for more than 12 months). This growth was partly offset by a 17% decrease in mobile phones revenues, and lower revenues from the wholesale business. Extrafarma opened 100 new stores and closed 21 stores in 2017, resulting in a 25% expansion of the network, with a net of 79 new stores.

Cost of products and services sold. Ultrapar’s cost of products and services sold increased by 3%, from R$70,196.9 million in 2016 to R$72,431.5 million in 2017. Ultrapar main costs of products and services sold are related to the purchase of goods for resale, including diesel, gasoline and ethanol for Ipiranga, LPG for Ultragaz and pharmaceutical products for Extrafarma, and raw material, substantially the ethylene for Oxiteno, and depreciation and amortization.

The following table shows the change in cost of products and services sold for each of our segments:

	2017 Restated	2016 Restated	Percent change 2017—2016
	(R$ million)
Ipiranga	62,697.2	61,737.8	2%
Oxiteno	3,200.3	2,779.0	15%
Ultragaz	5,096.5	4,467.0	14%
Ultracargo	218.5	199.0	10%
Extrafarma	1,277.3	1,068.6	20%

Ipiranga’s cost of products sold increased by 2%, from R$61,737.8 million in 2016 to R$62,697.2 million in 2017, due mainly to shifts in the costs of diesel and gasoline, which were more frequently adjusted by producers to reflect international benchmark prices in 2017 and to the increase in taxes levied on gasoline, diesel and ethanol (PIS and COFINS taxes) starting from June 2017.

Oxiteno’s cost of products sold increased 15% compared to 2016, from R$2,779.0 million in 2016 to R$3,200.3 million in 2017, due mainly (i) to the higher sales volume, (ii) costs associated with the lengthy stoppage of the Oleoquímica plant due to technical problems in the restarting of the plant, and (iii) increased pre-operational costs (mainly personnel, maintenance and tax property) in preparation for the start of the new Pasadena plant, partially offset by a 9% appreciation of Brazilian Real.

Ultragaz’s cost of products sold increased 14%, from R$4,467.0 million in 2016 to R$5,096.5 million in 2017, due mainly to the higher cost of LPG at refineries, which were more frequently adjusted to reflect international benchmark prices in 2017.

Ultracargo’s cost of services sold increased by 10%, from R$199.0 million in 2016 to R$218.5 million in 2017, due mainly to higher payroll and materials costs, in line with the increased storage volumes.

The cost of products sold by Extrafarma increased by 20%, from R$1,068.6 million in 2016 to R$1,277.3 million in 2017, due mainly to the greater sales volume and the annual adjustment in medicine prices as authorized by the Medicine Market Regulation Chamber (CMED) by 3%.

Gross profit. For the reasons described above, Ultrapar’s gross profit increased by 4%, from R$6,543.1 million in 2016 to R$6,798.5 million in 2017, as a result of the increased gross profit in Ipiranga, Ultragaz, Ultracargo and Extrafarma. Ipiranga’s gross profit increased by 5%, from R$4,055.9 million in 2016 to R$4,253.3 million in 2017. Oxiteno’s gross profit decreased by 18%, from R$922.4 million in 2016 to R$759.2 million in 2017. Ultragaz’s gross profit increased by 9%, from R$898.1 million in 2016 to R$974.5 million in 2017. Ultracargo’s gross profit increased by 41%, from R$156.4 million in 2016 to R$219.9 million in 2017. Extrafarma’s gross profit increased by 16%, from R$510.0 million in 2016 to R$591.6 million in 2017.

Selling, marketing, general and administrative expenses. Ultrapar’s selling, marketing, general and administrative (“SG&A”) expenses generally include personnel, freight, marketing and depreciation and amortization expenses. Ultrapar’s SG&A expenses increased by 11%, from R$3,666.1 million in 2016 to R$4,062.9 million in 2017.

The following table shows the changes in SG&A expenses for each of our segments:

	2017 Restated	2016 Restated	Percent change 2017—2016
	(R$ million)
Ipiranga	2,018.0	1,803.2	12%
Oxiteno	668.0	616.4	8%
Ultragaz	644.5	636.5	1%
Ultracargo	112.7	99.8	13%
Extrafarma	623.3	513.0	21%

Ipiranga’s SG&A expenses increased by 12% in 2017, from R$1,803.2 million in 2016 to R$2,018.0 million in 2017, due to (i) an increase in freight expenses, (ii) increased expenses with projects and strategic initiatives, particularly those relating to the lubricants joint venture with Chevron, and (iii) expenses incurred in connection with the expansion of the service stations and franchise networks.

Oxiteno’s SG&A expenses increased by 8% in 2017, from R$616.4 million in 2016 to R$668.0 million in 2017, due to higher freight expenses resulting from the greater volumes sold and pre-operating expenses (mainly personnel, advertising and marketing and expenses with studies and projects) in preparation for the start of the new Pasadena plant.

Ultragaz’s SG&A expenses increased by 1% in 2017, from R$636.5 million in 2016 to R$644.5 million in 2017, as result of the effects of a 2.9% inflation rate (measured by the IPCA) on expenses, which was partially offset by new cost-cutting initiatives in recent years.

Ultracargo’s SG&A expenses increased by 13% in 2017, from R$99.8 million in 2016 to R$112.7 million in 2017, due mainly to (i) increased payroll expenses resulting from additional personnel, annual salary adjustment and increased variable compensation in line with operating indicators growth, and (ii) increased costs incurred with consultancies and legal advice.

Extrafarma’s SG&A expenses increased by 21% in 2017, from R$513.0 million in 2016 to R$623.3 million in 2017, mainly due to the 23% increase in the average number of stores and R$6 million to expenses resulting from the transfer of its distribution center from Belém to Benevides, and indemnity expenses with dismissals incurred in the first quarter of 2017, partially offset by initiatives to increase efficiency.

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

Operating income before financial income (expenses) and share of profit of joint-ventures and associates. For the reasons described above, Ultrapar’s operating income before financial income (expenses) and share of profit of joint-ventures and associates decreased by 9%, from R$3,069.9 million in 2016 to R$2,792.7 million in 2017, as a result of the decreased operating income before financial income (expenses) and share of profit of joint-ventures and associates in Oxiteno, Ultragaz, Ultracargo and Extrafarma. Ipiranga’s operating income before financial income (expenses) and share of profit of joint-ventures and associates remained stable, from R$2,364.0 million in 2016 to R$2,357.1 million in 2017. Oxiteno’s operating income before financial income (expenses) and share of profit of associates decreased by 53%, from R$311.5 million in 2016 to R$141.4 million in 2017. Ultragaz’s operating income before financial income (expenses) and share of profit of associates decreased by 4%, from R$267.3 million in 2016 to R$255.9 million in 2017. Ultracargo’s operating income before financial income (expenses) and share of profit of joint-ventures and associates decreased by 41%, from R$127.7 million in 2016 to R$75.0 million in 2017. Extrafarma’s operating income before financial income (expenses) and share of profit of joint-ventures and associates decreased by 880%, from operating loss of R$3.8 million in 2016 to operating loss of R$37.7 million in 2017.

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

Income and social contribution taxes. Ultrapar’s income and social contribution taxes, net of benefits from income tax exemptions, increased by 18%, from R$688.0 million in 2016 to R$813.3 million in 2017.

Net income for the year. Ultrapar’s net income for 2017 reached R$1,525.9 million, which was stable compared to R$1,546.8 million for 2016, mainly due to the lower financial expenses incurred during the period, partially offset by the decrease in operating income before financial income (expenses) and share of profit of joint-ventures and associates between the periods, and higher amortization and depreciation, as a result of investments made during the period, all as described above.

Adjusted EBITDA. Ultrapar’s Adjusted EBITDA decreased 4%, from R$4,160.7 million in 2016 to R$3,981.0 million in 2017, as a result of EBITDA decreases in Oxiteno, Ultracargo and Extrafarma. The reconciliation of the EBITDA and Adjusted EBITDA starting from the net income is presented below:

R$ million	2017 Restated	2016 Restated
Net income for the year	1,525.9	1,546.8
(+) Income and social contribution taxes	813.3	688.0
(+) Net financial expenses	474.3	842.6
(+) Depreciation and amortization	704.5	628.2

EBITDA(1)	3,518.0	3,705.5

Adjustments (+) Amortization of contractual assets with customers – exclusive rights (Ipiranga)(2)	463.0	463.5

Adjusted EBITDA(1)	3,981.0	4,169.0

(1)

See footnote 5 under “Item 3.A. Key Information—Selected Consolidated Financial Data” for a more complete discussion of EBITDA, Adjusted EBITDA and its reconciliation to information in our financial statements.

(2)	See footnote 4 under “Item 3.A. Key Information—Selected Consolidated Financial Data.”

The following table shows the changes in Adjusted EBITDA for Ipiranga and EBITDA for Oxiteno, Ultragaz, Ultracargo and Extrafarma:

	2017 Restated	2016 Restated	Percent change 2017—2016
	(R$ million)
Ipiranga(1)	3,066.8	3,049.0	1%
Oxiteno	295.9	462.2	-36%
Ultragaz	440.0	425.4	3%
Ultracargo	124.3	171.1	-27%
Extrafarma	23.1	38.8	-40%

(1)	Adjusted EBITDA does not include losses related to ConectCar in the amount of R$21.0 million and R$24.4 million in 2017 and 2016, respectively.

Ipiranga reported Adjusted EBITDA of R$3,066.8 million in 2017, an increase of 1% compared to 2016, in line with the revenues growth due mainly to (i) the strategy of constant services and convenience innovation at service stations, and (ii) improved sales mix with a bigger share of gasoline in the mix (from 36.1% in 2016 to 37.5% in 2017).

Oxiteno reported EBITDA of R$295.9 million, a 36% decrease compared to 2016, despite the increase in total volumes. The reduction is due mainly (i) to the R$0.30/US$ appreciation of the average price of the Brazilian Real in 2017, (ii) higher volatility of certain raw materials prices, (iii) the lengthy stoppage of the Oleoquímica plant, and (iv) pre-operational costs at the new Pasadena plant.

Ultragaz’s EBITDA totaled R$440.0 million, 3% higher than 2016, as a result of (i) costs and expenses cutting initiatives, (ii) commercial strategies intended to capture new customers and resellers, and (iii) the differentiation and innovation strategy.

Ultracargo’s EBITDA totaled R$124.3 million in 2017, a 27% decrease compared to 2016, due to recoveries against insurance claims in 2016, without corresponding effects in 2017, partially offset by increased cargo handling volumes. See “Item 4.A. Information on the Company—History and Development of the Company—Ultracargo—Fire at storage facilities in Santos.”

Extrafarma reported EBITDA of R$23.1 million, a 40% decrease compared to 2016, because of the increased number of maturing stores, which went from 45% of the chain in 2016 to 55% in 2017, and R$11 million expenses incurred in connection with the transfer of the distribution center from Belém to Benevides. This decrease was partially offset by strategic and commercial initiatives intended to reduce costs and increase efficiency.

For a reconciliation of our Adjusted EBITDA, Adjusted EBITDA of Ipiranga and the EBITDA of Oxiteno, Ultragaz, Ultracargo and Extrafarma to information in our financial statements, see footnote 5 under “Item 3.A. Key Information—Selected Consolidated Financial Data.”

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

Periodically, we assess the opportunities for acquisitions and investments. We consider different types of investments, either directly or through joint-ventures, or associated companies, and we finance such investments using cash generated from our operations, debt financing, through capital increases or through a combination of these methods.

Sources and uses of funds. Net cash provided by operating activities was R$2,889.0 million, R$1,739.0 million, and R$1,988.9 million in 2018, 2017 and 2016, respectively. In 2018, net cash provided by operating activities was R$1,149.9 million higher than that of 2017 (66% increase) despite the 26% reduction observed in net income. The increase observed in 2018 is mainly due to optimization in the businesses working capital as well as higher compensation of tax credits during the year. In 2017, net cash provided by operating activities was R$249.8 million lower than 2016 (13% decrease), mainly due to the 1% reduction of the net income year-over-year and the increase in investment in working capital given the volatility observed in LPG and fuels’ acquisition prices (See “Item 4.B. Information on the Company—Business Overview—Fuel Distribution—Industry and Regulatory Overview—The role of the Brazilian government” and “Item 4.B. Information on the Company—Business Overview—Distribution of Liquefied Petroleum Gas—Industry and Regulatory Overview—The role of the Brazilian government”). In 2016, net cash provided by operating activities was R$1,212.8 million lower than that of 2015, despite the 4% net income growth and lower investment in working capital when compared to 2015. Due to the use of the indirect method of cash flow, interest on financial liabilities and variations on the exchange rate adjustment in the net cash provided by operating activities in 2016 were R$818.8 million lower than in 2015 and the impact of the adoption of IFRS 15 in 2016 in the amount of R$524.8 million. In 2018, 2017 and 2016, the Company invested R$390.2 million, R$529.7 million and R$524.8 million, respectively, in contractual assets with customers—exclusive rights.

Net cash used in investing activities was R$3,177.6 million in 2018, of which R$1,669.9 million in financial investments net of redemptions and R$1,377.3 million in additions to property, plant and equipment and intangible assets, net of disposals, and R$99.1 million lower than 2017. Net cash used in investing activities was of R$1,371.8 million in 2017 of which R$60.9 million in net redemptions from financial investments, and R$1,476.5 million in additions to property, plant and equipment and intangible assets, net of disposals. In 2016, cash flow of investing activities was R$1,324.0 million of which R$163.6 million in net redemptions from financial investments, and R$1,113.1 million in additions to property, plant and equipment and intangible assets, net of disposals. In addition, capital investments in ConectCar amounted to R$31.9 million, R$16.0 million and R$47.3 million in 2018, 2017 and 2016, respectively.

Net cash from financing activities totaled a cash usage of R$801.0 million for 2018 and cash generation of R$340.3 million and R$928.4 million for 2017 and 2016, respectively. In 2018, cash flow from financing activities decreased R$1,141.4 million compared to 2017, mainly due to higher amortization of debt. In 2017, cash flow generated by financing activities decrease in R$588.0 million compared to 2016, mainly due to an increase in amortization of loans and debentures, partially offset by an R$833.8 increase in proceeds from new financings, which strengthened the cash position. In 2016, cash flow used by financing activities increased in R$3,449.1 million compared to 2015, mainly as a result of lower use of resources for amortization of debt and an increase of R$1,292.3 million in new loans and financings, which strengthened the cash position and extended the Company’s debt profile.

Accordingly, cash and cash equivalents totaled R$3,939.0 million in 2018, R$5,002.0 million in 2017 and R$4,274.2 million in 2016.

We believe we have sufficient working capital to meet our current needs for a period of 12 months. We had R$6,994.4 million in cash, cash equivalents and short-term investments as of December 31, 2018. The gross indebtedness due from January 1 to December 31, 2019 totaled R$2,274.0 million, including estimated interest payments on loans, as of December 31, 2018. See “– Tabular Disclosure of Contractual Obligations.” Furthermore, we estimate investments of R$1,762.1 million in 2019.

We anticipate that we will spend approximately R$23.1 billion in the next five years to meet long-term contractual obligations described in the Tabular Disclosure of Contractual Obligations and for the 2019 budgeted capital expenditures. We expect to meet these cash requirements through a combination of cash generated from operating activities and cash generated by financing activities, including new debt financing and the refinancing of some of our indebtedness as it becomes due.

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

Indebtedness

As of December 31, 2018, our consolidated short and long-term debt was as follows:

Indebtedness	Currency	Interest rate(1)	Principal amount of outstanding and accrued interest through December 31,
			2018	2017
			(in millions of Reais)
Foreign currency – denominated loans:
Notes in the foreign market	US$	5.3%	2,889.6	2,454.1
Foreign loan	US$	3.9%	985.3	259.0
Financial institutions	US$	LIBOR(2) + 2.1%	620.6	330.8
Foreign loan	US$	LIBOR(2) + 0.9%	582.1	788.8
Foreign loan	US$	LIBOR(2) + 2.0%	234.4	298.9
Financial institutions	US$	2.9%	127.3	106.7
Financial institutions	MX$(3)	9.0%	27.8	27.0
Advances on foreign exchange contracts	US$	3.2%	11.7	44.5
Financial institutions	MX$(3)	TIIE(3) + 1.5%	4.0	3.4
BNDES	US$	6.5%	2.6	4.5
Foreign currency advances delivered	US$	2.9%	1.5	26.1
Financial institutions	Bs$(8)		—	0.6
Reais – denominated loans:
Banco do Brasil—floating rate	R$	107.3% of CDI	2,614.7	2,794.3
Debentures—2nd, 4th and 6th public issuances IPP	R$	105.0% of CDI	2,039.7	2,836.7
Debentures—CRA—5th, 7th and 8th issuances IPP	R$	95.8% of CDI	2,029.5	1,380.9
Debentures—5th and 6th issuance	R$	105.3% of CDI	1,757.0	817.7
Debentures—CRA—5th, 7th and 8th issuances IPP	R$	IPCA(7) + 4.6%	833.2	554.4
BNDES	R$	TJLP(4) + 2.4%	147.9	206.4
FINEP—Research and Projects Financing	R$	TJLP(4) + 1.5%	53.2	32.7
BNDES	R$	SELIC(6) + 2.3%	51.5	69.4
Bank Credit Bill	R$	124.0% of CDI	50.1	—
Finance leases	R$	IGP-M(5) + 5.6%	46.1	48.5
FINEP—Research and Projects Financing	R$	4.0%	22.6	35.6
Banco do Nordeste do Brasil(9)	R$	8.5%	15.8	28.1
BNDES	R$	6.0%	14.1	26.3
FINAME—Financing for Machines and Equipment	R$	TJLP(4) + 5.7%	0.0	0.1
Export Credit Note—floating rate	R$		—	157.7
BNDES EXIM	R$		—	62.8
BNDES EXIM	R$		—	30.9
Total loans			15,162.2	13,426.8

Unrealized losses on swaps transactions			43.9	163.7
Total			15,206.1	13,590.6

(1)	Interest rate as of December 31, 2018.
(2)	LIBOR = London Interbank Offered Rate.
(3)	MX$ = Mexican peso and TIIE = the Mexican interbank balance interest rate.
(4)

TJLP (Long-Term Interest Rate) = set by the National Monetary Council, TJLP is the basic financing cost of BNDES for agreements entered into before 2018. On December 31, 2018, TJLP was fixed at 7.03% p.a.

(5)	IGP-M = General Index of Market Prices of Brazilian inflation, calculated by the Getulio Vargas Foundation.
(6)	SELIC = Brazilian base interest rate.
(7)	IPCA = Brazilian National Wide Consumer Price Index.
(8)	Bs$ = Bolívar.
(9)

Contract linked to the FNE (Northeast Constitutional Financing Fund) rate, as managed by Bando do Nordeste do Brasil, the purpose of which is to promote the development of the industrial sector. On December 31, 2018, the FNE interest rate was 10% p.a. FNE grants a 15% interest rate discount for timely payments.

Our consolidated debt as of December 31, 2018 had the following maturity schedule:

Maturity	Amount
(in millions of Reais)
January 1, 2019 to December 31, 2019	2,274.0
January 1, 2020 to December 31, 2020	962.9
January 1, 2021 to December 31, 2021	1,551.1
January 1, 2022 to December 31, 2022	3,219.5
January 1, 2023 to December 31, 2023	3,431.5
2024 thereafter	3,767.3

Total	15,206.1

As provided in IAS 39, the transaction costs and issuance premiums associated with our fundraising are included as part of our financial liabilities. See Note 15.j to our consolidated financial statements for more information.

Ultrapar contracted hedging instruments against foreign currency exchange and interest rate variations for a portion of its indebtedness. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” and Note 33 to our consolidated financial statements for more information.

The financings are secured by collateral in the amount of R$69.8 million as of December 31, 2018 (R$66.3 million as of December 31, 2017) and guaranteed by corporate guarantees and promissory notes in the amount of R$10,667.2 million as of December 31, 2018 (R$9,588.0 million as of December 31, 2017). As of December 31, 2018, the Company did not have guarantees related to raw materials imported by the subsidiary IPP (R$81.0 million as of December 31, 2017). In addition, Ultrapar provides guarantees related to the supply of LPG by Petrobras up to the amount of R$45 million.

Some subsidiaries issued collateral to financial institutions in connection with the amounts owed by some of their customers to such institutions (vendor financing). If a subsidiary is required to make any payment under this collateral, this subsidiary may recover the amount paid directly from its customers through commercial collection. The maximum amount of future payments related to this collateral is R$2.8 million as of December 31, 2018 with maturities of less than 91 days. As of December 31, 2018, Ultrapar did not have losses in connection with this collateral. The fair value of collaterals recognized in current liabilities as other payables was R$0.1 million as of December 31, 2018, which is recognized as profit or loss as customers settle their obligations with the financial institutions.

Notes in the foreign market

In October 2016, the subsidiary Ultrapar International issued notes in the international market in the amount of US$750 million, with maturity in October 2026 and interest rate of 5.25% p.a., paid semiannually. The issue price was 98.097% of the face value of the notes. The notes were guaranteed by Ultrapar and IPP.

As a result of the issuance of these notes, the Company and its subsidiaries are required to undertake certain obligations, including:

•	Restriction on sale of all or substantially all assets of the Company and subsidiaries Ultrapar International and IPP; and

•	Restriction on encumbrance of assets exceeding US$150 million or 15% of the value of the consolidated tangible assets.

The Company and its subsidiaries are in compliance with the levels of covenants required by the terms of these notes. The restrictions imposed on the Company and its subsidiaries are customary in transactions of this kind and have not limited their ability to conduct their business to date.

Foreign loans

1)

The subsidiary IPP has foreign loans in the total amount of US$395 million. IPP also contracted hedging instruments for floating interest rate in U.S. dollar and exchange rate variation, changing the foreign loans charge to an average cost of 104.4% of CDI (see Note 33 to our consolidated financial statements). IPP designated these hedging instruments as a fair value hedge; therefore, loans and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss. The foreign loans are guaranteed by Ultrapar.

The maturity of the principal amount of these loans are as follows:

Maturity	Amount	Cost
	in millions of dollars	% of CDI
Charges(1)	9.5	—
June, 2021	100.0	105.0
July, 2021	60.0	101.8
July, 2023	50.0	104.8
September, 2023	60.0	105.0
September, 2023	65.0	104.7
November, 2023	60.0	104.5

Total / average cost	404.5	104.4

(1)	Includes interest, transaction costs, market-to-market and hedge initial recognition.

During these contracts, Ultrapar shall maintain the following financial ratios, calculated based on its audited consolidated financial statements:

•	Maintenance of a financial ratio, determined by the ratio between consolidated net debt and consolidated EBITDA, at less than or equal to 3.5; and

•	Maintenance of a financial ratio determined by the ratio between consolidated EBITDA and consolidated net financial expenses, higher than or equal to 1.5.

The Company is in compliance with the levels of covenants required by these loans. The restrictions imposed on Ultrapar and its subsidiaries are usual for this type of transactions and have not limited their ability to conduct their business to date.

2)

The subsidiary LPG International had a foreign loan in the amount of US$30 million, with maturity in December 2018 and interest rate of LIBOR + 1.85% per year, paid quarterly. The foreign loan was guaranteed by the Company and its subsidiary IPP. The foreign loan was fully settled on the maturity date.

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

Debentures

In December 2018, the subsidiary IPP completed its eighth issuance of unsecured, simple, nonconvertible, nominative, book-entry debentures in the amount of R$900 million, in two series of R$660 million and R$240 million. The debentures were subscribed by Vert Companhia Securitizadora with the purpose of backing the issuance of Certificates of Agribusiness Receivables (CRA). The proceeds from this issuance were used exclusively for the purchase of ethanol by subsidiary IPP.

The financial settlement occurred on December 21, 2018. The debentures have an additional guarantee from Ultrapar and the main characteristics of the debentures are as follows:

Principal Amount:	R$660,000,000.00
Unit Par Value:	R$1,000.00
Maturity date:	December 18, 2023
Repayment method:	Lump sum at final maturity
Interest:	97.5% of CDI
Payment of interest:	Semiannually

Principal Amount:	R$240,000,000.00
Unit Par Value:	R$1,000.00
Maturity date:	December 15, 2025
Repayment method:	Lump sum at final maturity
Interest:	IPCA + 4.61%
Payment of interest:	Annually

The subsidiary IPP contracted hedging instruments subjected to IPCA variation, changing the debentures charges linked to IPCA to 97.1% of CDI. IPP designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss.

In March 2018, Ultrapar completed its sixth issuance of unsecured simple, nonconvertible, nominative, book-entry debentures, in a single series of 1,725,000 simple, and their main characteristics are as follows:

Principal Amount:	R$1,725,000,000.00
Unit Par Value:	R$1,000.00
Maturity date:	March 5, 2023
Repayment method:	Lump sum at final maturity
Interest:	105.25% of CDI
Payment of interest:	Semiannually

In October 2017, the subsidiary IPP completed its seventh issuance of simple, nonconvertible, unsecured, book-entry debentures in the amount of R$944.1 million, in two series of R$730.4 million and R$213.7 million. These debentures were subscribed by Vert Companhia Securitizadora with the purpose of backing the issuance of Certificates of Agribusiness Receivables (CRA). The proceeds from this issuance were used exclusively for the purchase of ethanol by subsidiary IPP.

The financial settlement occurred on November 1, 2017. The debentures have an additional guarantee from Ultrapar and the main characteristics of the debentures are as follows:

Principal Amount:	R$730,384,000.00
Unit Par Value:	R$1,000.00
Maturity date:	October 24, 2022
Repayment method:	Lump sum at final maturity
Interest:	95.0% of CDI
Payment of interest:	Semiannually

Principal Amount:	R$213,693,000.00
Unit Par Value:	R$1,000.00
Maturity date:	October 24, 2024
Repayment method:	Lump sum at final maturity
Interest:	IPCA + 4.34%
Payment of interest:	Annually

The subsidiary IPP contracted interest rate hedging instruments, with the effect of changing the interest rate applicable to the debentures from IPCA + 4.34% to 97.3% of CDI. IPP designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss.

In July 2017, the subsidiary IPP completed its sixth issuance of public debentures, in one single series of 1,500,000 simple, nonconvertible into shares and unsecured debentures, which main characteristics are as follows:

Principal Amount:	R$1,500,000,000.00
Unit Par Value:	R$1,000.00
Maturity date:	July 28, 2022
Repayment method:	Amortizing annually, beginning in July 2021
Interest:	105.0% of CDI
Payment of interest:	Annually

In April 2017, the subsidiary IPP carried out its fifth issuance of debentures, in two series of 660,139 and 352,361, simple, nonconvertible into shares, nominative, book-entry and unsecured debentures. The proceeds from this issuance were used exclusively for the purchase of ethanol by subsidiary IPP.

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

In May 2016, the subsidiary IPP completed its fourth issuance of public debentures, in a single series of 500 simple, nonconvertible into shares, nominative, book-entry and unsecured debentures, with an additional guarantee granted by Ultrapar, and its main characteristics are as follows:

Principal Amount:	R$500,000,000.00
Unit Par Value:	R$1,000,000.00
Maturity date:	May 25, 2021
Repayment method:	Amortizing annually, beginning in May 2019
Interest:	105.0% of CDI
Payment of interest:	Semiannually

The proceeds of this issuance were used exclusively in the purchase of ethanol by the subsidiary IPP. The subsidiary has the obligation to prove the allocation of the resources within 12 months from subscription.

In March 2015, Ultrapar completed its fifth issuance of debentures, in a single series of 80,000 simple, nonconvertible into shares, nominative, book-entry and unsecured debentures, and its main characteristics are as follows:

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

The proceeds of the issuance were used to manage liquidity of IPP, in order to strengthen its cash position and extend its debt profile, providing greater financial flexibility. The debentures were fully settled by the subsidiary IPP on the maturity date.

BNDES

The subsidiaries of Ultrapar have financings from BNDES (Brazilian National Development Bank) for some of their investments and projects and such financings are guaranteed by Ultrapar. As of December 31, 2018, such lines of credit with BNDES totaled R$1.6 billion, of which R$0.2 billion have been used in current transactions. See “Item 10.C. Additional Information—Material Contracts—BNDES.”

During the term of these agreements, Ultrapar must maintain the following capitalization and current liquidity levels, as determined in the annual audited consolidated statement of financial position:

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

Financial institutions

The subsidiaries Oxiteno Mexico, Oxiteno USA and Oxiteno Uruguay have loans to finance investments and working capital.

In February 2016, subsidiary Oxiteno USA entered into a loan agreement in the amount of US$40 million, due in February 2021 and bearing interest of LIBOR + 3% per year, paid quarterly. The loan is guaranteed by Ultrapar and the subsidiary Oxiteno Nordeste and the proceeds of this loan were used to fund the construction of a new alkoxylation plant in the state of Texas.

In September 2016, the subsidiary Oxiteno USA renegotiated a loan in the notional amount of US$20 million, changing its maturity from October 2017 to September 2020, bearing interest of LIBOR + 3% per year, paid quarterly. The loan is guaranteed by Ultrapar and the subsidiary Oxiteno S.A.

In October 2017, the subsidiary Oxiteno USA entered into a loan agreement in the amount of US$40 million, due in October 2022 and bearing interest of LIBOR + 1.73% p.a., paid quarterly. The proceeds of this loan were being used to fund the construction of a new alkoxylation plant at the unit in the state of Texas, which commenced operations in September 2018. The loan is guaranteed by the Company.

Banco do Brasil

As of December 31, 2018, the subsidiary IPP was party to seven floating interest rate loan agreements with Banco do Brasil S.A., with a total aggregate outstanding balance of R$2,614.7 million, to finance the marketing, processing or manufacturing of agricultural goods, including the production of ethanol. Except for one of such loan agreements, each was renegotiated to allow for the segregation of their principal amounts into subcredits, with different amounts, interest rates and maturity dates.

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

The chart below indicates the consolidated amounts due by IPP to Banco do Brasil on the maturity dates of the subcredits agreed in the loan agreements (include interest until December 31, 2018):

Maturity	Balance in 2018
(in millions of Reais)
February, 2019	168.4
May, 2019	1,432.8
May, 2020	337.8
May, 2021	337.8
May, 2022	337.8

2,614.7

Export credit note.

In May 2018, the subsidiary Oxiteno Nordeste settled the export credit notes in the amount of R$156.8 million on the maturity date, with interest rate of 101.5% of CDI, and also settled its respective hedging instrument.

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

Investments

Equity investments

Equity investments consist of acquisition of subsidiaries and capital increases, net of capital reductions in subsidiaries, joint-ventures and associates. The table below shows our equity investments for the years ended December 31, 2018, 2017 and 2016:

	Year ended December 31,
	2018	2017	2016
	(in millions of Reais)
Ipiranga(1)	31.9	16.0	47.3
Oxiteno	—	—	—
Ultragaz	—	—	—
Ultracargo(2)	103.4	—	—
Extrafarma	—	—	—
Others	(1.2)	—	—

Total equity investments	134.0	16.0	47.3

(1)	Capital invested in ConectCar.
(2)	Acquisition of 100% of quotas of TEAS.

Investments

The following table shows our total additions to property, plant, equipment, and intangible assets for the years ended December 31, 2018, 2017 and 2016:

	Year ended December 31,
	2018	2017 Restated(1)	2016 Restated(1)
	(in millions of Reais)
Ipiranga	387.6	519.5	367.5
Oxiteno	466.6	462.6	288.4
Ultragaz	225.0	214.9	225.5
Ultracargo	161.8	86.4	78.9
Extrafarma	118.0	170.5	142.8
Others(2)	18.3	22.6	9.9

Total – additions to property, plant, equipment and intangible assets	1,377.3	1,476.5	1,113.1

(1)	See “Presentation of Financial Information.”
(2)	Includes mainly capital expenditures related to corporate information technology.

In 2018, Ultrapar’s investments net of divestments and repayments were R$1,947 million.

•

Ipiranga invested R$957 million, practically 50% allocated to the expansion of the service stations network (through branding unbranded stations, opening new stations and capturing new customers), am/pm and Jet Oil franchises and logistics facilities. The remaining 50% was invested in network renovation, maintenance and logistics infrastructure. Out of the total investment, R$388 million were related to property, plant and equipment and additions to intangible assets, R$390 million to contractual assets with clients—exclusive rights (exclusive rights disbursement provided in Ipiranga’s agreements for resellers and major consumers which are recognized as contractual assets when paid and amortized according to the conditions established in the agreements) and R$179 million to financing to clients and leasing advances, net of repayments.

•	Oxiteno invested R$467 million, principally allocated to the construction of the plant in the United States and in the expansion and maintenance of its industrial units as a whole.

•	Ultragaz invested R$225 million, mainly in the bulk segment, replacement and acquisition of gas bottles and information technology.

•	Ultracargo invested R$162 million, mainly allocated to the expansion of the Itaqui and Santos terminals and adjustments and maintenance to existing infrastructure.

•	Extrafarma invested R$118 million, largely allocated to the opening of new stores and the new information systems platform.

Ultrapar’s investment plan for 2019 totals R$1,762 million and is indicative of the Company’s commitment to the sustainable growth of its businesses and operating excellence.

•

At Ipiranga, the approved limit for investments is R$824 million, approximately 50% being allocated to expansion of the resellers network with the addition of fueling stations and am/pm and Jet Oil franchises and the expansion of logistics infrastructure with the construction of two bases and expansion of three others. The remaining 50% will be invested in maintenance and modernization of Ipiranga’s activities, principally the renewal of reseller contracts and information to support the operations.

•

The investment of R$319 million approved for Oxiteno will be used mainly for technological modernization of its productive units, in addition to investments in safety, with a view to efficiency gains and increased productivity.

•

At Ultragaz, investments of R$279 million were approved for the: (i) capture of new clients in both the bottled and bulk segments; (ii) replacement and acquisition of gas bottles; (iii) expansion and maintenance of the filling plants; and (iv) investments in information technology to achieve efficiency gains and as part of the innovation strategy.

•

Ultracargo is expected to invest R$161 million in increased tankage at the Itaqui and Santos terminals, adding 16% to its total capacity over the course of the second half of 2019, and in the continuing improvement in safety and infrastructure at the terminals.

•	Extrafarma plans to invest R$158 million for expanding the store network with the rollout of new stores as well as expanding its logistical infrastructure and IT capability.

C.	Research and Development, Trademarks and Patents

Research and Development

Oxiteno carries on a wide range of research and development activities, principally related to the application of specialty chemicals and improvements in production processes. As of December 31, 2018, 155 employees of Oxiteno were engaged in research and development and engineering activities. Oxiteno’s research and development expenditures in 2018, 2017 and 2016 were R$57 million, R$53 million and R$50 million, respectively. In 2004, Oxiteno founded its own “Science and Technology Council” with six of the world’s major specialists in surfactants as members. These specialists, with experience in the surfactants industry or in the academic environment in the US, Europe and Latin America, follow the trends and opportunities in the sector. Since 2004, the council, currently composed of five specialists, has met once a year in São Paulo to analyze Oxiteno’s research and development project portfolio, as well as the management methodology applied. Their recommendations enable Oxiteno to improve its research and development activities’ efficiency, as well as to broaden the reach of its partnerships with international entities. In addition, Oxiteno has created specific scientific councils with specialists from its main segments.

Oxiteno’s investments in research and development have resulted in the introduction of 72 new products during the last three years. Oxiteno will continue to invest in research and development focused on developing new product applications to meet clients’ needs.

Trademarks and Patents

Ipiranga owns registrations for the trademarks used in its distribution business, such as Ipiranga, Quilômetros de Vantagens Ipiranga (“Km de Vantagens”), Jet Oil, Clube VIP Ipiranga, Clube do Milhão Ipiranga, Posto 24 horas, Atlantic, Gasolina Original Ipiranga (Original Ipiranga Gasoline), “am/pm Estação”, among several others. Ipiranga has filed applications for other trademarks, such as “Abastece Aí”, which are under INPI analysis. The 10-year period of validity of the registrations for these trademarks will expire between 2019 and 2029. Ipiranga acquired the am/pm brand in Brazil in November 2012 through an agreement signed with Atlantic Richfield Company.

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

LPG business

Between 2003 and the end of 2007, LPG prices charged to LPG distributors in Brazil remained stable, despite increases in oil and LPG prices in the international markets, which were partially offset by the appreciation of the Real compared to the U.S. dollar. However, since 2008 Petrobras has increased LPG refinery prices for commercial and industrial usage sporadically. In 2017 and 2018, LPG refinery prices were adjusted more frequently, as shown below:

	Jan-08	Apr-08	Jul-08	Jan-10	Dec-14	Sep-15	Dec-15	Dec-16	Apr-17	Jul-17	Aug-17
Commercial and Industrial LPG (% adjustment)	15%	10%	6%	6%	15%	11%	4%	12%	-4.0%	-5.2% and 8.0%	7.2%

	Sep-17	Nov-17	Dec-17	Jan-18	Feb-18	Mar-18	May-18	Jul-18	Sep-18	Nov-18	Dec-18
Commercial and Industrial LPG (% adjustment)	2.3% and 7.9%	6.5%	5.3%	-6.3%	-4.6%	-4.2% and 4.7%	7.1% and 3.6%	4.4%	5.0%	-5.6% and -9.2%	-4.7%

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

	Jan-18	Apr-18	Jul-18	Nov-18
Residential LPG (% adjustment)	-5.0%	-4.4%	4.4%	8.5%

Currently, there is no formal policy for LPG prices for commercial and industrial usage. We cannot guarantee that this trend will continue. Any sharp fluctuation in LPG prices charged to LPG distributors could have an impact on Ultragaz’s results if it is unable to maintain its operational margins or sales volume.

LPG bulk sales are correlated to economic growth. Thus, an acceleration or deceleration in Brazilian GDP growth can affect our sales volume, since the segment represented approximately 30% of the volume sold by Ultragaz. Bottled LPG is an essential good and, therefore, it has a relatively low correlation with economic performance.

Chemical and petrochemical business

The specialty chemicals volume in the Brazilian market is correlated to economic performance. Therefore, an acceleration or deceleration in the Brazilian GDP can affect our sales volume, as Oxiteno’s specialty chemicals sales in Brazil represented 53% of its total sales in 2018. In periods of the Brazilian market growth, Oxiteno aims at (i) increasing the volume sold in the domestic market once the logistics costs are usually lower than those of exports, and (ii) increasing sales volume of specialties, products of higher value added than commodities. In 2018, sales of specialty chemicals represented 80% of the total volume sold by Oxiteno, less than the percentage of 82% in 2017.

Almost all of Oxiteno’s products prices and variable costs are linked to U.S. dollar. Therefore, a sharp appreciation or depreciation of the U.S. dollar could have an impact on Oxiteno’s contribution margin in the future. In 2016, the Real appreciated 17% against the U.S. dollar. In 2017, the Real depreciated 2% against the U.S. dollar. The depreciation of the Real against the U.S. dollar was 17% in 2018. From December 31, 2018 to April 11, 2019, the Real appreciated 1% against the U.S. dollar. We cannot predict what will be the trend of the Real in the future.

Oxiteno’s main raw material is ethylene, which is produced from naphtha in Brazil. Generally, naphtha prices in Brazil fluctuate with oil prices. In 2016, oil prices ended at US$55/barrel, up 55% compared to 2015. In 2017, oil prices ended at US$67/barrel, up 21% compared to 2016. In 2018, oil prices ended at US$53/barrel, down 20% compared to 2017. From December 31, 2018 to March 31, 2019, oil prices increased by 27%. We cannot predict whether oil and ethylene prices maintain this trend. A sharp variation in ethylene prices would impact Oxiteno’s results if it is not able to keep operating margins. The second most important raw material for Oxiteno is the palm kernel oil, the international prices for which increased from US$1,747/ton in December 2016 to US$1,367/ton in December 2017. In 2018, palm kernel oil prices ended at US$694/ton, down 49% compared to 2017.

The demand for chemical and petrochemical products in Brazil has grown during the recent past, but reached a turning point in 2018, registering a drop of 1% in the National Apparent Consumption, according to ABIQUIM. As a consequence, the decrease in the chemical and petrochemical products consumption could have a negative effect on the future volumes sold by Oxiteno and on its results.

Fuel distribution business

In the recent past, the combined sales of gasoline, ethanol and natural gas (Otto cycle) in Brazil have been correlated mainly to the growth of the light vehicle fleet. According to ANFAVEA, in 2018, the light vehicle fleet continued to grow, with about 2.5 million new vehicles licensed in Brazil, and growth of 1.6% of the average fleet compared to 2017, reaching about more than 42 million light vehicles. Additionally, we believe the current ratio of inhabitants per vehicle in Brazil is still low when compared to the rate seen in countries with similar level of development. According to 2015 data released by ANFAVEA (the latest available data as of the date of this annual report), the penetration of light vehicles in Brazil is about 21% of total inhabitants, while in Argentina is 31% and in Mexico is 29%.

According to information provided by ANP, in 2018 national Otto cycle volume sold remained stable despite the increase in light vehicle fleet.

Diesel sales, which in 2018 accounted for 51% of the volume sold by Ipiranga, have historically been correlated with Brazilian economic performance, particularly the agricultural and consumer goods segments. In 2018, the Brazilian diesel market, according to ANP data, showed growth of 2% when compared to 2017, influenced by the overall economy’s performance. The increase in the fuel consumption could have a positive effect on the future volume sold by the Company and on its results.

Until 2016, Petrobras’ practice was not to immediately reflect the volatility of international prices of oil and its derivatives in the Brazilian market. Between January 2012 and September 2016, increases in prices occurred, on average, every eight months. In October 2016, Petrobras announced a new dynamic for gasoline and diesel with the objective of, amongst other aspects, fluctuating prices according to international references on a monthly basis. Therefore, gasoline and diesel prices became directly influenced by the international prices and the Real/U.S. dollar exchange rate. Prices began fluctuating on a daily basis on June 2017.

In 2018, fuel costs increased in Brazil as oil prices rose globally and the Real depreciated against the U.S. dollar. As a consequence, at the end of May 2018, truck drivers started a nationwide strike claiming for a decrease on diesel prices, exemption from tolls on passages without goods and legal reform, among others demands. The strike caused fuels and other consumer goods shortages all over the country. The Brazilian government reacted by establishing emergency measures, such as minimum freight price table, reduction of R$460 per cubic meter (or R$0.46 per liter) in diesel price, being R$160 per cubic meter (or R$0.16 per liter) in CIDE and PIS and COFINS tax exemptions and R$300 per cubic meter (or R$0.30 per liter) by the subvention program up to December 31, 2018. Initially, prices were maintained for 60 days, and after this period, they were monthly adjusted according to a parametric formula established by the ANP. The program ended on December 31, 2018 and Petrobras returned to the previous adjustment policy according to the international market.

The following graphs show the price volatility of fuels acquired by the distributors from the refineries:

Source: Petrobras

Retail pharmacy business

Retail pharmacy is a relevant market in Brazil and during the last years has presented significant growth. According to ABRAFARMA, the revenues of its member companies grew by 8% in 2018 compared to 2017. We believe the sector has potential for continued growth, mainly due to:

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

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations, as of December 31, 2018:

	Payment due by period
Contractual obligations	Total	Up to 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
	(in millions of Reais)
Loans, debentures and finance leases	15,162.2	2,253.1	2,514.0	6,650.9	3,744.2
Estimated interest payments on financing(1)(2)	4,161.7	615.9	1,575.8	1,169.4	800.6
Currency and interest rate hedging instruments(3)	388.3	55.2	172.9	147.7	12.5
Estimated planned funding of pension plan—Ultraprev(4)	609.6	23.5	49.9	54.0	482.2
Purchase obligations—raw materials(5)	1,588.7	476.2	952.3	160.2	—
Purchase obligations—utilities(6)	163.9	44.7	64.8	54.4	—
Minimum tariff obligations—Ultracargo(7)	87.1	10.7	21.4	21.4	33.6
Operating leases(8)	961.9	167.6	250.4	250.4	293.4

Total contractual obligations	23,123.4	3,646.9	5,601.5	8,508.4	5,366.6

(1)

The estimated interest payment amount was calculated based on macro-economic assumptions including, on average for the period, principally (i) a 7.38% from 2019 to 2021, 8.52% from 2022 to 2023 and 9.49% from 2024 to 2033, (ii) Reais to U.S. dollar exchange rate of R$3.92 in 2019, R$4.06 in 2020, R$4.27 in 2021 and R$4.53 in 2022, R$4.81 in 2023, R$5.12 in 2024, R$5.44 in 2025, R$5.77 in 2026 and R$6.13 in 2027, (iii) a 7.03% TJLP rate and (iv) Brazilian inflation (IGP-M – General Market Price Index) at a rate of 8.12% in 2018, 4.14% in 2019 and 3.90 % from 2020 to 2033, (v) IPCA of 4.01% (Source: B3, Boletim Focus and financial institutions). See “Item 5.B. Operating and Financial Review and Prospect—Liquidity and Capital Resources—Indebtedness” and Note 15 to our consolidated financial statements for more information about the maturity of our debt and applicable interest rates. See Notes 15 and 33 to our consolidated financial statements for more information on the maturity and the fair value of our swap agreements.

(2)

Includes estimated interest payments on our short-term and long-term debt. Does not include any information about our derivative instruments, for which the fair value is disclosed in Item 11. Quantitative and Qualitative Disclosures About Market Risk. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for more information about our derivative instruments.

(3)

The currency and interest rate hedging instruments were estimated based on projected U.S. dollar futures contracts and the futures curve of DI x Pre and Pre x IPCA contracts quoted on B3 as of December 28, 2018 and on the futures curve of LIBOR (ICE—IntercontinentalExchange) on December 31, 2018. In the table above, only the hedging instruments that are expected to result in a disbursement at the time of settlement were considered.

(4)

The estimated payment amount was calculated based on (i) a 4.0% inflation assumption, (ii) the average age of the participants as of December 31, 2018 (38 years) and (iii) the Company’s contribution in December 2018.

(5)

Our subsidiary Oxiteno Nordeste has a supply agreement with Braskem which establishes a minimum annually consumption level of ethylene, and conditions for the supply of ethylene until 2021. The minimum purchase commitment clause provided for a minimum annual consumption of 205 thousand tons in 2018. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine based on the current ethylene price for the quantity not purchased. According to contractual conditions and tolerances, there are no material issues regarding the minimum purchase commitment. Our subsidiary Oxiteno has a supply agreement with Braskem, valid until 2023, which establishes and regulates the conditions for supply of ethylene to Oxiteno based on the international market for this product. The minimum purchase is 44,100 tons of ethylene annually. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine based on the current ethylene price for the quantity not purchased. According to contractual conditions and tolerances, there are no material issues regarding the minimum purchase commitment.

(6)	The purchase obligation relates to long-term contracts under which Oxiteno is required to purchase a minimum amount of energy annually.
(7)

Tequimar has agreements with CODEBA—Companhia Docas do Estado da Bahia and Complexo Industrial Portuário Governador Eraldo Gueiros, in connection with its ports facilities in Aratu and Suape, respectively. Such agreements establish a minimum cargo movement of products (i) in Aratu, of 397,000 tons per year until 2031, and of 900,000 tons per year until 2022, as well as (ii) in Suape, of 250,000 tons per year, until 2027, and of 400,000 tons per year in Suape until 2029. If the annual movement is less than the minimum contractual movement, the subsidiary is liable to pay the difference between the effective movement and the minimum contractual movement, based on the port tariff rates in effect on the date established for payment. As of December 2018, these rates were R$6.99 per ton for Aratu and R$2.54 per ton for Suape.

(8)

The subsidiaries Ipiranga, Extrafarma and Cia. Ultragaz have operating lease contracts. Ipiranga has contracts related to land and building of service stations, Extrafarma to drugstores and Ultragaz to stores and vehicles in their fleet, respectively. In addition, the subsidiaries Cia. Ultragaz, Ultracargo and Oxiteno have operating lease contracts for the use of IT equipment. See Note 34.c to our consolidated financial statements for more information about the operating leases.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table lists the members of our Board of Directors and senior management as of April 22, 2019:

Name	Position	Years with the Company	Age
Board of Directors
Pedro Wongtschowski	Chairman	41	72
Lucio de Castro Andrade Filho	Vice-Chairman	42	74
Alexandre Gonçalves Silva	Director	4	74
Ana Paula Vitali Janes Vescovi(1)	Director	0	50
Flavia Buarque de Almeida(1)	Director	0	51
Joaquim Pedro Monteiro de Carvalho Collor de Mello(1)	Director	0	40
Jorge Marques de Toledo Camargo	Director	4	64
José Galló(1)	Director	0	67
José Maurício Pereira Coelho	Director	4	52
Nildemar Secches	Director	16	70
Executive Officers
Frederico Pinheiro Fleury Curado(2)	Chief Executive Officer	1	57
André Pires de Oliveira Dias	Chief Financial and Investor Relations Officer, Ultrapar	3	52
João Benjamin Parolin	Officer, Oxiteno	33	60
Marcelo Pereira Malta de Araújo(3)	Officer, Ipiranga	0	57
Ricardo Isaac Catran	Officer, Ultracargo	39	64
Rodrigo de Almeida Pizzinatto(3)	Officer, Extrafarma	19	42
Tabajara Bertelli Costa(3)	Officer, Ultragaz	23	47

(1)	Members of the Board of Directors appointed for their first term at the Annual General Shareholders’ Meeting held in April 2019.
(2)	Mr. Curado assumed the position of Chief Executive Officer in October 2017. See “Item 4.A. Information on the Company—History and Development of the Company.”
(3)	Mr. Araújo assumed the position in October 2018, Mr. Pizzinatto in June 2018 and Mr. Bertelli in January 2019. See “Item 4.A. Information on the Company—History and Development of the Company.”

Summarized below is information regarding the business experience, areas of experience and principal outside business interest of the current members of our Board of Directors and our senior management.

Board of Directors

Pedro Wongtschowski. Dr. Wongtschowski became an officer of Ultrapar in 1985, and CEO in January 2007, a position he held until December 2012. Currently, he serves as Chairman of Ultrapar’s Board of Directors. He is Chairman of the Board of the National Association for Research, Development and Engineering of Innovative Companies (Associação Nacional de Pesquisa e Desenvolvimento das Empresas Inovadoras) and Chairman of the board of EMPRAPII (Empresa Brasileira de Pesquisa e Inovação Industrial). Since 2015, he is the Chairman of IEDI (Instituto de Estudos para o Desenvolvimento Industrial). Dr. Wongtschowski is a member of the Board of Directors of Embraer S.A., Votorantim S.A., CTC (Centro de Tecnologia Canavieira) and other non-profit-organizations. He is author or co-author of books related to the chemical industry. Dr. Wongtschowski is a Chemical Engineer, with MSc and PhD from Escola Politécnica of the University of São Paulo.

Lucio de Castro Andrade Filho. Mr. Andrade Filho became a member of our Board of Directors in 1998. Currently, he serves as Vice-Chairman of Ultrapar’s Board of Directors. He joined Ultrapar in 1977 and since then Mr. Andrade Filho has held a number of positions with Ultrapar’s subsidiaries in the LPG, logistics, engineering and chemicals segments, as well as serving as Ultrapar’s Vice-President from 1982 to 2006. Mr. Andrade Filho was also the Chief Executive Officer of GLP – Qualidade Compartilhada, an LPG industry association and a member of the Board of Directors of the Brazilian Petroleum Institute. He has also been a member of Associação Arte Despertar, from 2005 to 2009. Mr. Andrade Filho received degrees in civil engineering and in administration from Mackenzie University in São Paulo in 1968 and 1972, respectively.

Alexandre Gonçalves Silva. Mr. Silva joined us in April 2015 as a member of the Board of Directors. Mr. Silva has been a member of the Board of Directors of Embraer S.A. since 2011, and in 2012, he became the Chairman of the Board of Directors of Embraer S.A. He has also been a member of the Board of Directors of Companhia Nitro Química Brasileira since 2012, Votorantim Cimentos since 2016 and Rio Galeão since 2019. Mr. Silva was a member of the Board of Directors of Tecsis – Tecnologia e Sistemas Avançados from 2013 to 2016 and Fibria Celulose S.A. from 2009 to 2019. He was also CEO of General Electric in Brazil from 2001 to 2007. He received a degree in industrial mechanical engineering and holds a masters’ degree in electric engineering from Catholic University (PUC) in Rio de Janeiro in 1967.

Ana Paula Vitali Janes Vescovi. Ms. Vescovi joined us in July 2019 as a member of the Board of Directors. Ms. Vescovi has been a member of the Board of Directors of Caixa Econômica Federal, and was the Chairman of the Board of Directors of Caixa Econômica Federal from 2017 to 2019. Ms. Vescovi was also deputy minister and secretary of the National Treasury in the Ministry of Finance of the Federative Republic of Brazil from 2016 to 2018. She received a degree in economy from Federal University of Espírito Santo in 1990, a master’s degree in economics from Fundação Getulio Vargas (FGV) in 1992 and a master’s degree in public policies from the University of Brasília in 2001.

Flávia Buarque de Almeida. Ms. Buarque de Almeida joined us in April 2019 as a member of the Board of Directors. She has been Managing Director and Partner of Península Capital S.A. since 2013 and executive officer of O3 Gestão de Recursos Ltda. Ms. Buarque de Almeida has been a member of the Board of Directors of BRF S.A. since 2017, Groupe Carrefour S.A. since 2013 and W2W E-Commerce de Vinhos S.A. since 2016. She served as a Director at GAEC Educação S.A. from 2014 to 2018. Ms. Buarque de Almeida also served as a member of the Board of Overseers at Harvard University from 2011 to 2017. She was a member of the Board of Directors of Lojas Renner S.A. from 2011 to 2016. She received a degree in business administration from Fundação Getulio Vargas (FGV) in São Paulo in 1989 and she has a MBA from Harvard Business School in 1994, in addition to extension courses from Kellogg Graduate School of Management (Northwestern University), Insead and Harvard.

Joaquim Pedro Monteiro de Carvalho Collor de Mello. Mr. Monteiro de Carvalho joined us in April 2019 as a member of the Board of Directors. Mr. Monteiro de Carvalho has been the Investor Relations Officer and alternative member of the Board of Directors of Monteiro Aranha S.A. since 2015. He has also been a member of the Board of Directors of Klabin S.A. since 2018, and executive officer and member of the Board of Directors of Charles River Capital, an asset management company, since 2013. Before that Mr. Monteiro de Carvalho was executive officer of Astor Group, an M&A advisory company, and executive director of Organização Arnon de Mello, a media conglomerate. He received a bachelor’s degree in Foreign Service with a major in International Economics from Georgetown University - magna cum laude and has a MBA from Harvard Business School.

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

José Galló. Mr. Galló joined us in April 2019 as a member of the Board of Directors. Mr. Galló has been a member of the Board of Directors of Lojas Renner S.A. since 1998. He was the Chief Executive Officer of Lojas Renner S.A. from 1999 to 2019. He has also been a member of the Board of Directors of Localiza Rent a Car since 2011, Itaú Unibanco Holding S.A. since 2016 and Instituto do Desenvolvimento do Varejo. Mr. Galló has been Vice-President of Câmara de Dirigentes Lojistas de Porto Alegre since 2005 and Ambassador in Rio Grande do Sul for Endeavour Brasil since 2002. Mr. Galló was also a member of the Board of Directors of SLC Agrícola S.A from 2007 to 2016. He received a degree in business administration from Fundação Getulio Vargas (FGV) in São Paulo in 1974.

José Maurício Pereira Coelho. Mr. Coelho joined Ultrapar in April 2015 as a member of the Board of Directors. He currently is the CEO of Previ – Caixa de Previdência dos Funcionários do Banco do Brasil. He was the CEO of BB Seguridade Participações S.A from 2017 to 2018 and the Vice-President of Financial Management and Investor Relations of Banco do Brasil S.A. from 2015 to 2017. Mr. Coelho was also a member of the Board of Directors of the BB Securities LLC, New York, BB Securities Limited, London and BB Securities Asia Pte. Ltda., Singapore, from 2009 to 2015. He has been a member of the Board of Directors of Cielo S.A since 2012. He obtained a degree in accounting from Faculdade Unigranrio, Rio de Janeiro, in 1990. He has an MBA in Finance and Capital Markets, with specialization in Corporate Governance from Fundação Getulio Vargas in Rio de Janeiro (FGV/RJ).

Nildemar Secches. Mr. Secches joined us in April 2002 as a member of our Board of Directors. Mr. Secches is a member of the Board of Directors of WEG S.A. and of Suzano Papel and Celulose. He was the Chairman of the Board of Directors of Brasil Foods S.A. (from 2007 to 2013), the CEO of Empresas Perdigão S.A. (from 1995 to 2008) and a member of the Board of Director of Itaú Unibanco Holding S.A. (from 2012 to 2017). From 1972 to 1990, Mr. Secches worked for National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social – BNDES), serving as an Executive Officer from 1987 to 1990. Mr. Secches also previously held positions of Chief Executive Officer of ABEF – Brazilian Association of Chicken Producers and Exporters and Vice-President of ABIPECS – Brazilian Association of Pork Producers and Exporters Industries. Mr. Secches received a degree in mechanical engineering from the University of São Paulo, a master’s degree in finance from Catholic University (PUC) in Rio de Janeiro and a doctoral course in economics from the University of Campinas (in the state of São Paulo).

Executive Officers

Frederico Pinheiro Fleury Curado. Mr. Frederico Curado joined Ultrapar in October 2017 as Chief Executive Officer. Mr. Curado served as President and Chief Executive Officer of Embraer S.A. from 2007 to 2016, where he previously held the positions of Executive Vice-President, Airline Market from 1998 to 2007, and Executive Vice-President, Planning and Organizational Development, from 1995 to 1998. Mr. Curado is also a non-executive Director of Transocean Ltd (since 2013) and of ABB Ltd (since 2016). He previously served as non-executive Director of Iochpe-Maxion S.A. (from 2015 to 2017), Vice-Chairman of the ICC – International Chamber of Commerce (from 2013 to 2018), Chairman of the Brazilian Chapter of the Brazil-United States Business Council (from 2011 to 2016) and Director of the Smithsonian National Air and Space Museum (from 2014 to 2017). He received his Bachelor of Science degree in Mechanical-Aeronautical engineering from the Instituto Tecnológico de Aeronáutica in Brazil in 1983 and an Executive Master’s in Business Administration from the University of São Paulo in 1997.

André Pires de Oliveira Dias. Mr. Pires joined Ultrapar in July 2015 as Chief Financial and Investor Relations Officer. With over 25 years of experience in the financial and capital markets, Mr. Pires began his career in 1988 and held several positions in Brazil and in the United States in Banco Geral de Comércio, Montgomery Asset Management, Banco BBA Creditanstalt and BNP Paribas. He joined Gerdau S.A. in 2004 where he worked as a fund manager in Gerdau’s family office and as CFO in Gerdau Ameristeel in the United States. In 2013, Mr. Pires was appointed Executive Vice-President of the Executive Committee of Gerdau and CFO, positions he held until 2015. Mr. Pires holds a bachelor degree in business administration with an emphasis in finance from Fundação Getulio Vargas (FGV) and attended the Advanced Management Program at the University of Pennsylvania in the United States.

João Benjamin Parolin. Mr. Parolin joined the Company in 1986, working in Oxiteno’s commercial department prior to assuming the position of Oxiteno’s Chief Operating Officer in 2007. Mr. Parolin formerly served as marketing manager from 1989 to 1992 and sales manager from 1992 to 2000. From 2000 to 2006, he held the sales director position at Oxiteno. Prior to joining Oxiteno, Mr. Parolin worked in the commercial area at Dow Química S.A. Mr. Parolin received a bachelor degree in chemical engineering from Escola Politécnica of the University of São Paulo in 1980, a post-graduate degree in marketing administration at Fundação Getulio Vargas (FGV) and a master’s degree in business administration from Fundação Instituto de Administração – University of São Paulo in 2003. As a complement to his academic background he attended the STC – Skills, Tools and Competences from Fundação Dom Cabral/J.L Kellogg Graduate School of Management (Northwestern University) in 2000 and the Advanced Management Program at Wharton University in 2005.

Marcelo Pereira Malta de Araújo. Mr. Araújo joined Ultrapar in 2018. With more than 30 years of experience, he initiated his career at Shell do Brasil, where he worked for 10 years in the operations, retail, lubricants, marketing, planning and engineering departments. After that, Mr. Araújo held leadership positions in large Brazilian corporations, such as Natura, CSN, Camargo Correa and Grupo Libra. In the last years, he acted as Chief Executive Officer of Marisa Lojas S.A. Mr. Araújo also accumulated experience as board member of Usiminas, Laboratório Fleury and Alpargatas. He graduated in engineering at Engineering Military Institution (IME) and holds an MBA from Sociedade de Desenvolvimento Empresarial (current IBMEC), in addition to extension courses from Harvard and Insead.

Ricardo Isaac Catran. Mr. Catran has been an officer of Ultrapar since May 2010. He joined the Company in 1980 and since then has held a number of positions, including commercial officer of Transultra and Tequimar for the Northeast region. Mr. Catran became Ultracargo’s Chief Operating Officer in 2008. He earned a degree in civil engineering from Federal University of Rio de Janeiro and post graduate degree in transport engineering from COPPE UFRJ (Instituto Alberto Luiz Coimbra de Pós-Graduação e Pesquisa de Engenharia – Universidade Federal do Rio de Janeiro).

Rodrigo de Almeida Pizzinatto. Mr. Pizzinatto joined Ultrapar in 1999 as an intern and, since then, has consolidated his experience by working in several areas of the Company: Treasury, M&A, Corporate Planning and Investor Relations. From 2012 to 2014, Mr. Pizzinatto was Ultrapar’s officer of M&A, Corporate Planning and Investor Relations, participating in the entrance of Ultrapar in the pharmaceutical business through Extrafarma’s acquisition. With the challenge of supporting Extrafarma’s expansion plan, Mr. Pizzinatto became Extrafarma’s officer, and from 2014 to 2018, he held different positions, such as officer of Expansion, Marketing, Business Development and Logistics. In June 2018, he was named Chief Executive Officer of Extrafarma. He is also member of the board of ABRAFARMA (Associação Brasileira de Redes de Farmácias e Drogarias), the drugstore retail industry main association. Mr. Pizzinatto holds an MBA from Stanford Graduate School of Business and a bachelor’s degree in business administration from Fundação Getulio Vargas (FGV).

Tabajara Bertelli Costa. Mr. Bertelli initiated his career at Ultrapar in 1995 in the finance department and moved to Ultragaz in 2000, where he established a solid career, predominantly in the commercial areas. In 2015, he was transferred to Ipiranga, as an officer, to the recent developed department dedicated to Large Consumers Market (B2B) and had the opportunity to develop and consolidate a differentiated strategy to its customers. In January 2019, Mr. Bertelli became Chief Executive Officer of Ultragaz. Mr. Bertelli graduated in industrial engineering and holds a master’s degree in business management, both from the University of São Paulo (USP), and a post-graduation in Finance at Fundação Getulio Vargas (FGV). Mr. Bertelli also attended the STC – Skills, Tools and Competences from Kellogg Business School in 2010.

B.	Compensation

The purposes of our compensation policy and practices for our management are (i) to align executives’ and shareholders’ interests, based on the principle of sharing risks and returns, (ii) to converge individual goals to the Company’s long-term strategy, and (iii) to recognize the contribution and retain professionals, based on market references.

Following these principles, we adopt a competitive compensation plan that includes the use of value creation metrics to establish variable compensation targets, benefits aligned with market practice and a stock ownership plan.

For the year ended December 31, 2018, the Company recognized an aggregate compensation for our directors and executive officers of R$41.1 million in its financial statements, distributed as follows:

	Board of Directors	Executive Officers	Total
	(in thousands of Reais, except for the number of members)
Number of members(1)	8.33	7.00
Annual fixed compensation	6,566.4	19,111.2	25,677.6
Salary	4,896.0	11,103.3	15,999.3
Direct and indirect benefits	1,670.4	8,007.8	9,678.2
Variable compensation	—	10,826.9	10,826.9
Short-term variable compensation	—	10,826.9	10,826.9
Post-employment benefit	—	2,277.9	2,277.9
Benefits due to the interruption in the exercise of the position	—	905.1	905.1
Stock-based compensation	—	1,406.6	1,406.6

Total compensation	6,566.4	34,527.6	41,094.0

(1)	Average number of members in the period.

The table below shows the higher, lower and average individual compensation recognized in our financial statements for our directors and executive officers in 2018:

Body	Number of members	Highest individual compensation	Lowest individual compensation	Average individual compensation
	(in thousands of Reais, except for the number of members)
Board of Directors	8.33	1,612.8	518.4	788.0
Executive Officers	7.00	9,824.1	3,190.7	4,781.8

The main components of our management compensation plan are:

•

Fixed compensation (salary and direct and indirect benefits): a monthly amount paid with the purpose of compensating the responsibility and complexity inherent to each position, the individual contribution and experience of each professional, seeking to maintain levels compatible with those of comparable companies.

•

Short-term variable compensation: an annual amount paid in order to align the interests of the executives with those of the Company. This amount is linked to (i) Company’s economic performance, and (ii) the achievement of annual individual goals. All targets related to the Company’s and the individual executive’s performance are established in accordance with the strategic planning.

•

Share ownership compensation plan: since 2003, Ultrapar has adopted stock-based compensation to reinforce the alignment between the long-term interests of executives and shareholders and to retain executives. According to the terms of the stock plan in force since 2017, there are two different programs that aim to ensure retention of key executives and professionals and make a relevant portion of their compensation contingent on shareholder value generation.

Since 2003, Ultrapar has adopted a stock-based compensation plan pursuant to which certain executives have the voting and economic rights of shares held in treasury for a period of five to seven years from the initial concession of the rights. Following this period, Ultrapar transfers the full ownership to those executives subject to uninterrupted employment of the participant during the period. The number of shares and the executives eligible to this stock plan are determined by the Board of Directors, and there is no mandatory annual grant. The total number of shares to be used in the plan is subject to the number of shares in treasury and to the limit established in the plan. The fair value of the awards is determined on the grant date based on the market value of the shares on the B3 and the amounts are amortized between five to seven years from the grant date. On December 31, 2018, the amount granted to the Company’s executives, including tax charges, totaled R$81.4 million. In 2018, an amortization in the amount of R$3.9 million was recognized as a general and administrative expense.

The chart below sets forth a historical summary of the vested and unvested shares granted to the members of our board of Executive Officers as of December 31, 2018, by grating date:

Body	Statutory Officers
Total number of members	7
Number of compensated members	1	2	4	1	3	2	1	1	1	1
Granting Date(1)	14- Dec-05	09- Nov-06	08- Oct-08	16- Dec-09	10- Nov-10	07- Nov-12	03- Feb-14	05- Mar-14	10- Dec-14	13- Mar-17
Number of shares granted(2)	20,000	133,600	496,000	40,000	140,000	70,000	150,000	38,400	100,000	100,000
Period for the share effective ownership to be transferred Granting Date(1)	Nov-15	Oct-16	1/3 in Sep-13	1/3 in Nov-14	1/3 in Oct-15	1/3 in Oct-17	1/3 in Jan-18	1/3 in Mar-19	1/3 in Dec-19	1/3 in Mar-22
			1/3 in Sep-14	1/3 in Nov-15	1/3 in Oct-16	1/3 in Oct-18	1/3 in Jan-19	1/3 in Mar-20	1/3 in Dec-20	1/3 in Mar-23
			1/3 in Sep-15	1/3 in Nov-16	1/3 in Oct-17	1/3 in Oct-19	1/3 in Jan-20	1/3 in Mar-21	1/3 in Dec-21	1/3 in Mar-24
Price assigned to the shares granted (R$/share)	8.21	11.62	9.99	20.75	26.78	42.90	50.64	52.15	50.64	67.99

(1)	Includes shares granted from 2004 to 2008 to certain officers who were not statutory officers at the granting date.
(2)

The number and the price of shares granted were adjusted to reflect the stock split of the shares issued by the Company at a ratio of 1 existing share to 4 shares approved by extraordinary general meeting on February 10, 2011.

At the extraordinary and annual general shareholders’ meeting held on April 19, 2017, Ultrapar’s shareholders approved a new stock-based incentive plan (“Plan”) which establishes the terms and general conditions for granting common shares issued by the Company held as treasury stock which may or may not involve awarding usufruct over any portion thereof for subsequent transfer of ownership for periods from three to six years to officers or employees of the Company or its subsidiaries.

As a result of the Plan, common shares representing up to 1% of the Company’s share capital may be delivered to the participants, which corresponds, at the date of approval of this Plan, to 5,564,051 common shares. This limit was modified to reflect the split of shares approved at the extraordinary and annual general shareholders meeting held on April 10, 2019.

As of December 31, 2018, our Board of Directors approved our restricted stock program and the restricted stock and performance program, pursuant to which the participants appointed by the Board of Directors were granted unvested shares in the amount of R$36.0 million. In 2018, we recognized a general and administrative expense of R$6.0 million in connection with these programs.

The chart below sets forth a historical summary of the vested and unvested shares granted to the members of our board of Executive Officers as of December 31, 2018, by grating date:

Body	Statutory Officers
Total number of members	7
Number of compensated members	1	2	2	1
Granting Date	08-Nov-17	08-Nov-17	04-Apr-18	24-Sep-18
Number of shares granted	120,000	7,126(1)	19,240(1)	40,000
Period for the share effective ownership to be transferred Granting Date(1)	Oct-23	1/3 in Nov-20	1/3 in Apr-21	Sep-24
		1/3 in Nov-21	1/3 in Apr-22
		1/3 in Nov-22	1/3 in Apr-23
Price assigned to the shares granted (R$/share)	77.14	77.14	68.70	36.80

(1)

Subjected to the performance goals throughout the vesting period, the same amount of shares can be transferred to the Executive Directors as performance shares. The performance shares are not submitted to the grant of usufruct.

The members of our Board of Directors are not eligible to the approved program.

For more information on our Deferred Stock Plan and Plan, please see Note 8.c to our financial statements.

C.	Board Practices

We are managed by our Board of Directors (Conselho de Administração) and by our Executive Officers (Diretoria). As of December 31, 2018, our Board of Directors elected at the annual general shareholders’ meeting held on April 19, 2017, consisted of eight members, all of them being non-executive members and six of whom were independent, according to the Brazilian Novo Mercado Listing Rules. On April 10, 2019, the extraordinary and annual general shareholders’ meeting elected a new Board of Directors for a two-year term. The new composition of the Board of Directors is comprised of ten members, all non-executive members and eight independent members. One member of the Board was an executive officer until December 2006 and one member was our executive officer until December 2012. Our Board of Directors must meet every three months and extraordinarily whenever called by its chairman or by any two directors. During 2018, fifteen board meetings were held. Each meeting of the Board of Directors requires the majority of the directors to be present, including the chairman or the vice-chairman, before the meeting may commence. The vote of the majority of the members present is required for the approval of a resolution by the Board of Directors. In case of a tie, the chairman, or in the chairman’s absence, the vice chairman, will provide the casting vote. In case of urgency, the chairman of our Board of Directors (or a third party that he or she may appoint) may call a special meeting of the Board of Directors with a shorter notice period than the usual; provided, however, that two-thirds of board members are present in order to convene such special meeting. Among other responsibilities, the Board of Directors is responsible for (i) our general guidelines, (ii) electing and removing our executive officers, supervising their management and fixing their compensation, (iii) deliberating on the issuance of new shares, within the limits of our authorized capital, (iv) authorizing the distributions of dividends and interest on shareholders’ equity, (v) approving transactions with value exceeding five percent of our shareholders’ equity, (vi) approving our dissolution or merger and (vii) the appointment of independent registered public accounting firm. Pursuant to Brazilian law, the Board of Directors must be elected by our shareholders at the general shareholders’ meeting.

Members of the Board of Directors are elected for a period of two years and may be reelected.

Our bylaws require that at least thirty percent of the members of our Board of Directors be independent directors, which exceeds the 20% required by the Novo Mercado segment regulation. In addition, our bylaws set forth that the election of the members of the Board of Directors must be made through the nomination of a slate of candidates, unless cumulative voting is requested. Only the following slates of candidates will be eligible; (i) those nominated by the Board of Directors; or (ii) those nominated by any shareholder or group of shareholders. See “Item 4.A. Information on the Company—History and Development of the Company—New corporate governance structure” and “Exhibit 1.1—Bylaws of Ultrapar, dated as of April 10, 2019”.

When electing members to the Board of Directors, shareholders will be entitled to request, as required by law and our bylaws, the adoption of a cumulative voting process, provided that they do so within, at least, forty-eight hours in advance of the shareholders’ meeting. The minimum percentage of capital necessary for requesting the cumulative voting process is 5% of the shares. In the event the election has been conducted by cumulative voting, the removal of any member of the Board of Directors by the shareholders’ meeting shall entail the removal of the other members, giving rise to a new election. See “Exhibit 1.1.—Bylaws of Ultrapar, dated as of April 10, 2019”.

Executive Officers

As of December 31, 2018, our Board of Executive Officers was comprised of a minimum of four and a maximum of eight members, including our Chief Executive Officer. As approved by the shareholders at the extraordinary and annual general shareholders’ meeting held on April 10, 2019, our bylaws were amended to reflect that the Board of Executive Officers shall be comprised of up to eight members.

Members of Board of Executive Officers are appointed for a two-year term and can be reelected. For the dates on which our executive officers began holding their respective position, see “Item 6.A. Directors, Senior Management and Employees—Directors and Senior Management.”

Fiscal Council and Audit Committee Exemption

Brazilian Corporate Law requires us to establish a Fiscal Council (Conselho Fiscal), which is a separate corporate body independent of our management and our external independent registered public accounting firm and may operate on a permanent or non-permanent basis. According to the Brazilian Corporate Law, a Fiscal Council acting on a non-permanent basis is required to be formed when requested by 10% of voting shareholders in an annual general shareholders’ meeting. However, pursuant to CVM Instruction 324/00, in the case of Ultrapar, holders of 2% of the voting capital are entitled to request the installation of the Fiscal Council. The elected members of the Fiscal Council will remain in place only until the following annual general shareholders’ meeting, in which they may be reelected by our shareholders. The Fiscal Council must meet at least four times per year. Since its establishment, in July 2005, our Fiscal Council has been meeting on a regular basis, and in 2018, they held fourteen meetings.

As set forth in our bylaws approved on April 10, 2019, our Fiscal Council, composed of three effective members and an equal number of alternate members, acts on a non-permanent basis and its current members will remain in office until the annual general shareholders’ meeting that will be held in 2020. At the extraordinary and annual general shareholders’ meeting held on April 10, 2019, the Fiscal Council was installed and the following individuals were elected to serve as effective members of our Fiscal Council: Mr. Marcelo Amaral Moraes, Mr. Geraldo Toffanello and Mr. William Bezerra Cavalcanti Filho. These members will serve a term from April 2019 through April 2020. Under Brazilian Corporate Law, individuals who are members of our Board of Directors or our Board of Executive Officers or are employees or spouses or relatives of any member of our management are not eligible to serve on the Fiscal Council. To be eligible to serve on our Fiscal Council, a person must be a resident of Brazil and either a hold university degree or have been a Company officer or Fiscal Council member of another Brazilian company for at least three years prior to election to our Fiscal Council. Our Fiscal Council has the duties and obligations provided by the Brazilian Corporate Law, which includes, among others, to at least every three months examine the statements of financial position and other financial statements periodically prepared by the Company, examine the accounts and financial statements for the fiscal year and give an opinion on them. See “Exhibit 1.1—Bylaws of Ultrapar, dated as of April 20, 2019.”

Until April 2019, our Fiscal Council acted as an audit committee pursuant to the requirements of the Sarbanes-Oxley Act.

However, in order to adapt to the new rules for the Novo Mercado segment, the extraordinary and annual general shareholders’ meeting held on April 10, 2019 decided that our audit and risks committee must function on a permanent basis to advise the Board of Directors. This committee is responsible for: (a) recommending to the Board of Directors the retention and dismissal of independent audit services, as well as proposing to the Board of Directors the nomination of the independent auditor and their replacement; (b) reviewing the management report and the financial statements of the Company and of its controlled companies, and providing the recommendations it deems necessary to the Board of Directors; (c) reviewing the quarterly financial information and the periodic financial statements prepared by the Company; (d) monitoring the activities of the Company’s internal audit and internal controls departments, including follow-up and assessment of the effectiveness and sufficiency of the internal control structure and of the internal and independent audit processes of the Company and of its controlled companies, including in relation to the provisions set forth in the Sarbanes-Oxley Act, submitting the recommendations it deems necessary for the improvement of policies, practices and procedures; (e) evaluating and monitoring the Company’s risk exposure, as per the Risk Management Policy, as well as providing its opinion on any review of the contents thereof, in addition to advising the Board of Directors in connection with the setting of acceptable risk levels; (f) establishing procedures for the acceptance and handling of information submitted by any party relating to alleged noncompliance with applicable legal and regulatory requirements applicable to the Company, in addition to internal regulations, policies and codes, including procedures for confidential or anonymous submission, safeguarding information secrecy; (g) interacting with the other Company’s governing bodies in connection with the receipt and review of information on noncompliance with legal and regulatory requirements applicable to the Company, as well as with internal regulations; and (h) providing its opinion on the matters submitted to it by the Board of Directors, as well as on those matters it determines to be relevant.

Also in accordance with the new rules for the Novo Mercado and with the provisions of our bylaws, said committee shall have (i) at least three members, of whom at least one must be an independent member of the Board of Directors and one must have recognized experience in business accounting pursuant to the rules issued by the CVM regarding the registration and practice of independent auditing activities in the securities market; (ii) operational autonomy and its own budget approved by the Board of Directors to cover its operating costs and expenses; and (iii) its own bylaws, approved by the Board of Directors, with a detailed description of its functions and operating procedures, and a chairperson whose activities must be defined in its bylaws.

The members of the audit and risks committee shall be elected by the Board of Directors for a term of office of two years, and the term shall coincide with the term of office of the Directors, with reelection being permitted for successive terms. The Board of Directors will appoint the members of the audit and risks committee in a meeting to be held on May 15, 2019.

Under Rule 10A-3(c)(3) of the Exchange Act, considering that (i) our audit and risks committee complies with the rules for the Novo Mercado; (ii) our bylaws expressly requires that the audit and risks committee consist of at least one member of the Board of Directors and one or more persons who are not Directors; and (iii) SEC’s interpretative letter issued on November 8, 2018, we are exempt from the audit committee requirements of Section 303A of the NYSE Listed Company Manual.

On April 10, 2019, the annual general shareholders’ meeting approved compensation for Fiscal Council members of R$17,110 per month for each effective (non-alternate) member, except for the president of the Fiscal Council, whose compensation was set at R$18,500 per month.

As of December 31, 2018, our Fiscal Council consisted of three members and their respective alternate members, set forth on the following table:

Name	First Year of Appointment
Flavio César Maia Luz	2005
Márcio Augustus Ribeiro (alternate)	2007
Geraldo Toffanello	2017
Pedro Ozires Predeus (alternate)	2005
William Bezerra Cavalcanti Filho	2018
Paulo Cesar Pascotini (alternate)	2014

On April 10, 2019, at the annual general shareholders’ meeting, Geraldo Toffanello, Marcelo Amaral Moraes and William Bezerra Cavalcanti Filho were elected, as well as Márcio Augustus Ribeiro, Pedro Ozires Predeus and Paulo Cesar Pascontini as alternates of Mr. Moraes, Mr. Toffanello and Mr. Cavalcanti Filho, respectively. Mr. Moraes was elected in replacement of Luz, and the other members were reelected. Summarized below is information regarding the business experience, areas of experience and principal outside business interests of the current members of our Fiscal Council.

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

Marcelo Amaral Moraes. Mr. Moraes joined the Company in April 2019 as a member of Fiscal Council. Mr. Moraes serves as the president of the Fiscal Council of Vale S.A. since 2004 and of Gol Linhas Aéreas Inteligentes S.A. since 2018. He is also a member of the Board of Directors of CPFL Energia S.A. since 2017 and a member of the Fiscal Council of Linx S.A., since 2018. Mr. Moraes served as president of the Fiscal Council of Aceco TI S.A. from 2016 to 2018 and as a member of the Board of Directors of Eternit S.A. from 2016 to 2018. He was managing director and head of Brazil at Capital Dynamics AG from 2012 to 2015. Mr. Moraes received a degree in economics from Universidade Federal do Rio de Janeiro – UFRJ and an MBA with emphasis in Finance from COPPEAD-UFRJ and a postgraduate degree in business law and arbitration from FGV-EAESP (Fundação Getulio Vargas in São Paulo).

William Bezerra Cavalcanti Filho. Mr. Cavalcanti Filho joined the Company in April 2018 as a member of Fiscal Council. He has also been a member of Board of Directors of Casa da Moeda do Brasil, an alternate member of Fiscal Council of Norte Energia S.A. and a member of the Audit Committee of Pré-sal Petróleo S.A. Mr. Cavalcanti Filho was a former member, among others, of the Board of Directors of Guaraniana S.A. (currently NeoEnergia) and Bolsa de Valores do Rio de Janeiro (alternate member) and a member of the Fiscal Council of Sadia S.A., ALL S.A., Login-Intermodal S.A. and CPFL S.A. He was also a former Financial Executive of Banco do Brasil S.A. and Investments General Manager of Brasilcap S.A. He holds a bachelor degree in Economics and in Philosophy from PUC – Pontificia Universidade Católica do Rio de Janeiro and Instituto Metodista Bennett in 1982.

Corporate Governance

We are incorporated under the laws of Brazil and we are subject to Brazilian laws related to corporate governance. Under Brazilian Corporate Law, there are no legal requirements with respect to corporate governance regarding (i) the independence of our Board of Directors, (ii) meetings of non-management directors, (iii) the mandatory establishment and composition of certain board committees or (iv) the adoption and disclosure of corporate governance guidelines or codes of business conduct and ethics. As a non-U.S. issuer, we are exempt from adopting certain NYSE corporate governance requirements. However, we aim to ensure that best practices, recommendations and standards of corporate governance are employed in our functioning and operations. As of December 31, 2018, we had adopted corporate governance practices, such as the requirement that at least 30% of the members of the Board of Directors be independent, the implementation of a code of ethics for Ultra S.A., Parth, senior officers and all employees, and the implementation of the people and audit and risks committees. According to our bylaws, the Fiscal Council will act on a non-permanent basis and will be installed when requested by our shareholders as set forth in Brazilian Corporate Law.

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

On June 28, 2011, the extraordinary general shareholders’ meeting and the special preferred shareholders’ meeting approved the conversion of each preferred share into one common voting share, the migration of Ultrapar to Novo Mercado segment of B3 and amendments to our bylaws. See “Exhibit 2.11—Rules of Novo Mercado.”

In addition, we highlight that new Listing Rules for the Novo Mercado were approved by the CVM in September 2017 and became effective as of January 2, 2018.

Some of the modifications of the Novo Mercado Listing Rules may be adopted until the General Shareholders Meeting of 2021, which include the following requirements: (i) set up an audit committee (statutory or non-statutory); (ii) structure and disclose a process of assessment of the Board of Directors, its committees and the executive officers; (iii) establish and disclose of a Code of Conduct, as well as a Compensation Policy, a Nomination Policy for the Board of Directors, its Committees and Executive Officer, a Risk Management Policy, a Related Party Transaction Policy and a Securities Trading Policy, all of them with minimum requirements.

Our bylaws is already adapted to the listing requirements of Novo Mercado. In addition, we have provisions that exceed such requirements. For example, according to the rules of Novo Mercado the minimum percentage of independent members of the Board of Directors is set at 20%, while a minimum of 30% is required in our bylaws. Our bylaws also establish a mandatory tender offer for 100% of the Company’s shareholders in the event a shareholder, or a group of shareholders acting in concert, acquire or become holder of 20% of the Company’s shares, excluding treasury shares. Our bylaws do not establish any limitation on voting rights, special treatment to current shareholders, public tender offers for a price above that of the acquisition price of shares or any other poison pill provisions, thus assuring the effectiveness of a majority shareholders’ approval on all matters to be deliberated. See “Item 4.A. History and Development of the Company—New corporate governance structure” and “Exhibit 1.1.—Bylaws of Ultrapar, dated as of April 10, 2019.”

Description of the Audit and Risks Committee

Our bylaws establish the audit and risks committee as an ancillary body of the Board of Directors. The audit and risks committee shall be comprised of at least three members, and shall include at least one independent Director and at least one member with recognized experience in corporate accounting matters, as provided in the applicable regulations of the CVM. All members shall be elected by the Board of Directors for a term of office of two years, and the term shall coincide with the term of office of the Directors, with reelection being permitted for successive terms. A single member of the audit and risks committee may concentrate the two above mentioned requirements. The audit and risks committee shall (a) recommend to the Board of Directors the retention and dismissal of independent audit services, as well as propose to the Board of Directors the nomination of the independent auditor and their replacement; (b) review the management report and the financial statements of the Company and of its controlled companies, and provide the recommendations it deems necessary to the Board of Directors; (c) review the quarterly financial information and the periodic financial statements prepared by the Company; (d) monitor the activities of the Company’s internal audit and internal controls departments, including follow-up and assessment of the effectiveness and sufficiency of the internal control structure and of the internal and independent audit processes of the Company and of its controlled companies, including in relation to the provisions set forth in the Sarbanes-Oxley Act, submitting the recommendations it deems necessary for the improvement of policies, practices and procedures; (e) evaluate and monitor the Company’s risk exposure per the Risk Management Policy, as well as provide its opinion on any review of the contents thereof, in addition to advising the Board of Directors in connection with the setting of acceptable risk levels; (f) establish procedures for the acceptance and handling of information submitted by any party relating to alleged noncompliance with applicable legal and regulatory requirements applicable to the Company, in addition to internal regulations, policies and codes, including procedures for confidential or anonymous submission, safeguarding information secrecy; (g) interact with the other Company’s governing bodies in connection with the receipt and review of information on noncompliance with legal and regulatory requirements applicable to the Company, as well as with internal regulations; and (h) provide its opinion on the matters submitted to it by the Board of Directors, as well as on those matters it determines to be relevant. The audit and risks committee will be installed by the Board of Directors at the meeting to be held on May 15, 2019, when the members will be appointed, for a two-year term that shall coincide with the term of office of the Directors. See “Exhibit 1.1.—Bylaws of Ultrapar, dated as of April 10, 2019.”

Description of the People Committee

Our bylaws establish the people committee as an ancillary body of the Board of Directors. The people committee shall (a) pursuant to the proposal received from the Chief Executive Officer, propose to the Board of Directors and periodically revise the parameters and guidelines of a remuneration and benefits framework to directors, executive officers and senior employees of the Company and subsidiaries, and members of the committees and other governing bodies assisting the Board of Directors, (b) propose to the Board of Directors, pursuant to the proposal received from the Chief Executive Officer, the overall compensation of the directors and executive officers of the Company, which shall be submitted to the shareholders’ meeting, and propose the individual compensation of the Board of Executive Officers; (c) ensure that the Company prepares itself adequately for the succession of its directors, executive officers and other key employees, particularly the Chief Executive Officer and the principal executive officers; and (d) carry out diligence and supervise the steps taken to ensure that the Company adopts a model of competence and leadership, attraction, retention and motivation in line with its strategic plans. As approved by the extraordinary and annual general shareholders’ meeting held on April 10, 2019, the denomination of such committee was modified from the people and organization to the people committee. In addition, the composition of such committee was modified to determine that it shall be comprised of at least three members, of which at least two must be independent directors. See “Item 4.A. History and Development of the Company—New corporate governance structure” and “Exhibit 1.1.—Bylaws of Ultrapar, dated as of April 10, 2019.”

The people committee was installed by the Board of Directors at the meeting held on November 9, 2011. As of December 31, 2018, Mr. Alexandre Gonçalves Silva, Mr. Nildemar Secches, Mr. Lucio de Castro Andrade Filho and Mr. Pedro Wongtschowski were members of the people committee as appointed by the Board of Directors at the meeting held on May 10, 2017 for a term of office that will be extended until the end of the term of office of the Board of Directors elected in the meeting held on April 19, 2017. The Board of Directors will appoint the new members of the people committee in a meeting to be held on May 15, 2019, for a two-year term, that shall coincide with the term of office of the Directors. See “Exhibit 1.1.—Bylaws of Ultrapar, dated as of April 10, 2018.”

Description of the Strategy Committee

Our bylaws establish the strategy committee as an ancillary body of the Board of Directors. The strategy committee shall be comprised entirely of Directors and its duties shall be as follows: (a) to advise the Board of Directors in overall business direction, as well as in the drafting and monitoring of the Company’s strategic plans and budgets; (b) to provide its opinion on, and monitor, the Company’s strategic partnerships and main investments, as provided in the Investment Policy; and (c) to provide its opinion on the capital allocation strategy and on the management of the Company’s portfolio, including mergers and acquisitions.

The strategy committee will be installed by the Board of Directors at the meeting to be held on May 15, 2019, when the members will be appointed for a two-year term that shall coincide with the term of office of the Directors. See “Exhibit 1.1.—Bylaws of Ultrapar, dated as of April 10, 2019.”

Termination Agreements

Not applicable.

D.	Employees

As of December 31, 2018, we had 17,034 employees. The following table sets forth our number of employees per line of business at the dates indicated:

	As of December 31,
	Number of employees
	2018	2017	2016
Ipiranga	3,318	3,051	2,903
Oxiteno	1,943	1,901	1,903
Ultragaz	3,511	3,633	3,610
Ultracargo	710	715	645
Extrafarma	7,112	6,698	5,670
Others(1)	440	450	442

Ultrapar	17,034	16,448	15,173

(1)	Includes corporate center personnel.

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

In February 2001, our Board of Directors approved the adoption of a defined contribution pension plan to be sponsored by Ultrapar and each of its subsidiaries. Participating employees have been contributing to this plan, managed by Ultraprev—Associação de Previdência Complementar, since August 2001. Under the terms of the plan, every year each participating employee chooses his or her basic contribution to the plan. Each sponsoring company provides a matching contribution in an amount equivalent to each basic contribution, up to a limit of 11% of the employee’s base salary, according to the rules of the plan. As participating employees retire, they may choose to receive either (i) a monthly sum ranging between 0.5% and 1.0% of their respective contribution (including accumulated funds) in Ultraprev or (ii) a fixed monthly amount which will exhaust their respective contribution (including accumulated funds) over a period of 5 to 25 years. The sponsoring company does not guarantee the amounts, or the duration of the benefits received by each employee that retires. The total number of participating employees as of December 31, 2018 was 8,582.

E.	Share Ownership

In accordance with our bylaws, our common shares are our sole class of capital stock authorized and outstanding. They entitle their holders to voting rights on any matter. See “Item 6.B. Directors, Senior Management and Employees—Board Practices—Corporate Governance.”

As of December 31, 2016, following the Extrafarma Transaction and the shares issued to the former Extrafarma shareholders in connection therewith, Ultrapar’s capital stock was composed of 556,405,096 common voting shares.

On April 10, 2019, the extraordinary and annual general shareholders’ meeting approved a stock split of the shares issued by Ultrapar, so that each share would be represented by two shares of the same class and type. The stock split shall not imply any change in the capital stock, therefore being no alteration in the financial amount and shareholder participation in the Company’s capital stock. With effect from effective date of the stock split, which is scheduled to occur on April 24, 2019, our number of common shares will be increased to 1,112,810,192 common shares with no par value. The timetable in respect of the corresponding stock split of our American Depositary Shares has been notified to NYSE by the Bank of New York Mellon.

The table below sets forth the number of our common shares beneficially owned by each of our directors and executive officers as of December 31, 2018, including through their participation in Ultra S.A., and does not reflect changes to our capital stock subsequent to such date:

	Total
	Common Shares	%
Board of Directors
Lucio de Castro Andrade Filho(1)	5,568,164	1.0%
Pedro Wongtschowski(1)	2,368,987	0.4%
Alexandre Gonçalves Silva	—	0.0%
Carlos Tadeu da Costa Fraga	—	0.0%
Jorge Marques de Toledo Camargo	—	0.0%
José Maurício Pereira Coelho	—	0.0%
Nildemar Secches(2)	168,068	0.0%
Olavo Egydio Monteiro de Carvalho	4	0.0%
Executive Officers
Frederico Pinheiro Fleury Curado(3)	138,485	0.0%
André Pires de Oliveira Dias(3)	107,881	0.0%
João Benjamin Parolin(3)	232,000	0.0%
Marcelo Pereira Malta de Araújo(3)	44,200	0.0%
Ricardo Isaac Catran(3)	149,650	0.0%
Rodrigo de Almeida Pizzinatto(3)	90,000	0.0%
Tabajara Bertelli Costa(3)	110,000	0.0%

Board of Directors and Executive Officers	8,867,439	1.6%

Total	556,405,096

(1)	Individuals who beneficially own shares primarily through their participation in the holding company Ultra S.A. See “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders.”
(2)	Individual who owns shares through an exclusive fund.
(3)	Executives who were granted shares through the Deferred Stock Plan.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The table below shows the capital stock of Ultrapar as of the date of this annual report:

	Total
	Common Shares(1)%
Shareholders
Ultra S.A. Participações	119,760,601	22%
Parth do Brasil Participações	42,833,956	8%
BlackRock, Inc.	27,906,793	5%
Others	365,903,746	66%

Total	556,405,096	100%

(1)	The total number of common shares does not consider the approval of the stock split on April 10, 2019, which is scheduled to become effective on April 24, 2019.

Ownership and Capital Structure of Ultra S.A. Participações and Parth do Brasil Participações

As of December 31, 2018, Ultra S.A. and Parth owned 22% and 8%, respectively, of Ultrapar’s voting shares. As of December 31, 2018, the capital stock of Ultra S.A. and Parth were beneficially owned as follows:

Ultra S.A.
	Total
	Shares	%
Shareholders
Ana Maria Levy Villela Igel	22,159,789	27%
Paulo Guilherme Aguiar de Cunha	10,654,109	13%
Fabio Igel	9,287,045	11%
Marcia Igel Joppert	7,533,096	9%
Joyce Igel de Castro Andrade	7,179,235	9%
Rogério Igel	3,444,706	4%
Christy Participações LTDA	9,039,643	11%
Others	6,504,767	8%

Total Shareholders	75,822,930	93%

Directors and officers
Lucio de Castro Andrade Filho	3,775,470	5%
Pedro Wongtschowski	1,606,301	2%

Total directors and officers	5,381,771	7%

Total	81,204,161	100%

Parth
	Total
	Shares	%
Shareholders
Bettina Igel Hoffenberg	43,129,778	25%
Athena International Investments LTD	43,129,778	25%
Arplex Enterprises LTD	38,723,490	22%
Pedro Igel de Barros Salles	20,421,264	12%
Jennings Luis Igel Hoffenberg	18,658,363	11%
Venus Quartz LLC	8,732,911	5%

Total Shareholders	172,795,584	100%

Shareholders’ Agreements

On May 2, 2018, Ultra S.A. and Parth executed a shareholders’ agreement to set forth a set of rules to govern the relationship between these two shareholders, binding a total of shares representing 31.25% of the Company’s capital stock. This shareholders’ agreement replaced the Ultra S.A. shareholders’ agreement executed in 2014 and shall be in force for a period of five years, automatically renewable for a further period of five years, except if a termination notice is sent by one party to the other up to six (6) months before the end of its term.

The 2018 shareholders agreement’s main terms are substantially related to (i) how Ultra S.A., Parth and its shareholders shall vote at Ultrapar’s shareholders meetings; (ii) procedures to exchange any party’s shares in Ultra S.A. or in Parth for shares of Ultrapar; and (iii) procedures applicable to the exercise of right of first refusal, preemptive rights and drag along rights. Additionally, any third party purchasing Ultra S.A.’s shares bound by the shareholders’ agreement must agree to be bound by the shareholders’ agreement.

See “Exhibit 2.7—2018 Shareholders’ Agreement, dated as of May 2, 2018.”

B.	Related Party Transactions

As of December 31, 2018, Ultrapar is responsible for guarantees and securities provided to subsidiaries in the amount of R$10,667.2 million. This disclosure of related party transactions is provided for purposes of the rules governing Annual Reports on Form 20-F and is not meant to suggest that these matters would be considered related party transactions under IFRS.

Utingás’ bylaws provide for each of its shareholders to use a proportion of Utingás’ total storage capacity equal to such shareholder’s proportionate ownership of Utingás. Accordingly, Ultragaz is entitled to use 4.2 thousand tons of LPG storage capacity at Utingás’ facilities, reflecting Ultragaz’s 57% ownership in Utingás. The amount of payments made by Ultragaz to Utingás in 2018 with respect to the use of storage capacity at Utingás’ facilities totaled R$11.9 million.

The related parties’ transactions for financial statements purposes are transactions between the subsidiaries of the Ultrapar with joint-ventures and associates companies that are not eliminated in the consolidation of financial statements. The main related parties’ transactions are related to RPR and ConectCar. See Note 8.a to our consolidated financial statements for a detailed breakdown of related party transactions as of December 31, 2018.

C.	Interests of Expert and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

For our consolidated financial statements and notes thereto see “Item 18. Financial Statements.”

Dividends and Distribution Policy

Dividend policy

The bylaws of a Brazilian company may establish a minimum percentage of the profit that must be paid to shareholders as mandatory dividends. The amounts due as dividends may be paid as interest on net equity. Our bylaws approved at the extraordinary and annual general shareholders’ meeting held on April 10, 2019 provides for a mandatory distribution equal to 50% of the adjusted net profit, after the allocation of 5% of the net profit to the legal reserve.

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

Statutory reserves. Under Brazilian Corporate Law, any corporation may create statutory reserves, in which case it shall be provided in its respective bylaws. In this case, the bylaws must also indicate the reserve purpose, allocation criteria and maximum amount of reserve. As provided in our bylaws approved at the extraordinary and annual general shareholders’ meeting held on April 10, 2019, we may allocate up to 50% of our adjusted net profit to an investment reserve, up to the limit of 100% of our capital stock.

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

A company is permitted to allocate to the unrealized profits reserves all income from equity gains in subsidiaries that are not distributed to the company in the form of cash dividends. When such gains are distributed to the company in the form of cash dividends, the company is required to reverse the reserve. See “Item 3.D. Key Information—Risk Factors—Risks Relating to the Shares and the American Depositary Shares.” In addition to the mandatory distribution, the Board of Directors may recommend to the shareholders the payment of interim distributions from other funds that are legally available for such purposes. Any payment of an interim dividend may be set off against the amount of the mandatory dividend distribution for that fiscal year.

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

The amount of retention of profits and investments reserve are free of distribution restrictions and totaled R$3.4 billion as of December 31, 2018.

For 2018 and 2017, we declared dividends to our shareholders of R$685 million and R$951 million, respectively, both corresponding to 60% of our reported net income for each year.

We usually pay dividends twice a year – interim dividends are paid after the reporting of the second quarter financial statements and the remaining is paid after the reporting of the annual financial statements.

The following table sets forth the dividends per share distributed by us with respect to our capital stock in the past five years.

Dividend history

Year’s results	Common shares(1)
	(in Reais per share)	(in US$ per share)(2)
2014	1.42	0.53
2015	1.60	0.44
2016	1.67	0.52
2017	1.75	0.55
2018	1.26	0.32

(1)	Dividends per share does not consider the approval of the stock split on April 10, 2019, which is scheduled to become effective on April 24, 2019.
(2)	The amounts in Reais have been converted into dollars using the exchange rates at each respective payment date.

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

Payments of cash dividends and distributions, if any, will be made in Brazilian currency to the Custodian on behalf of the Depositary. The Custodian will then convert such proceeds into U.S. dollars and will cause such U.S. dollars to be delivered to the Depositary for distribution to holders of ADSs. See “Description of American Depositary Receipts” in our Registration Statement filed on Form F-1, declared effective on April 12, 2005. In the event that the Custodian is unable to convert immediately the Brazilian currency received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADSs may be adversely affected by devaluations of the Brazilian currency that may occur before such dividends are converted and remitted. See “Item 3.A. Key Information—Selected Consolidated Financial Data—Exchange Rates” and “Item 3.D. Key Information—Risk factors—Risks Relating to Brazil.” Dividends in respect of the shares paid to shareholders who are not Brazilian residents, including holders of ADSs, are exempt from Brazilian withholding tax except for dividends declared based on profits generated prior to December 31, 1995. Distributions of interest attributable to shareholders’ equity are currently subject to withholding tax at a rate of 15%, or 25% in the case of a shareholder domiciled in a “tax haven”. See “Item 10.E. Additional Information—Taxation—Brazilian Tax Consequences.”

Legal proceedings

Provisions for tax, civil and labor risks. We and our subsidiaries are party to administrative proceedings and lawsuits in relation to tax, civil, environmental, regulatory, and labor matters that are incidental to the normal course of our business. Depending on the outcome of such administrative proceedings and lawsuits, penalties restricting rights may be applied against the Company or its subsidiaries. Proceedings are guaranteed by escrow accounts, and whenever applicable, we maintain escrow deposits. The provisions for the losses are estimated and updated by management based on the opinion of the Company’s legal department and its external legal advisors.

The table below demonstrates the breakdown of provisions by nature and its movement (in millions of Reais):

Provisions	2017	Additions	Write-offs	Payments	Monetary restatement	2018
Income taxes and contribution on net profit	515.8	—	—	—	16.5	532.3
PIS and COFINS	34.9	—	(9.5)	—	0.9	26.3
ICMS	111.8	1.5	(8.4)	(4.5)	0.5	100.8
Civil, Environmental and Regulatory claims	89.3	8.9	(3.5)	(3.8)	0.0	90.9
Labor litigation	82.4	32.4	(0.1)	(15.5)	1.9	101.2
Others	91.5	0.8	(1.8)	—	1.0	91.5

Total	925.8	43.6	(23.4)	(23.8)	20.8	943.1

Current	64.6					77.8
Non-current	861.2					865.3

Some of the provisions above consist, in whole or in part, of escrow deposits. The balance of these escrow deposits are as follows (in millions of Reais):

	Year ended December 31,
	2018	2017
Tax matters	727.5	659.1
Labor litigation	70.0	71.1
Civil and others	84.0	92.5

Total — non-current asset	881.5	822.7

Social Security and tax provisions. On October 7, 2005, our subsidiaries Cia. Ultragaz and Bahiana filed for and obtained a preliminary injunction to recognize and offset PIS and COFINS credits on LPG purchases, against other taxes levied by the Brazilian Federal Revenue Service, notably IRPJ and CSLL. The decision was confirmed by a trial court on May 16, 2008. Under the preliminary injunction, the subsidiaries made escrow deposits for these debits which amounted to R$500.3 million as of December 31, 2018 (R$483.5 million as of December 31, 2017). On July 18, 2014, a second instance unfavorable decision was published, and the subsidiaries suspended the escrow deposits, and started to pay income taxes from that date. In seeking to appeal the court decision, the subsidiaries presented a writ of prevention which was dismissed on December 30, 2014, and the Company appealed this decision on February 3, 2015. Appeals were also presented to the respective higher courts (STJ and STF) whose trials are pending.

The subsidiaries Oxiteno S.A., Oxiteno Nordeste, Cia. Ultragaz, Tequimar, Tropical Transportes Ipiranga Ltda., EMCA, IPP and Extrafarma filed for a preliminary injunction seeking the deduction of ICMS from their PIS and COFINS tax bases. On March 15, 2017, the Federal Supreme Court (STF) decided that the ICMS should not be included in the calculation of PIS and COFINS tax bases. Therefore, based on the advice of its legal advisors, on March 31, 2017, Oxiteno Nordeste and IPP reversed the corresponding provision in the amount of R$109.5 million.

We note, however, that it is possible for the STF to restrict the effects of the judgment or to decide that the effectiveness will be reached after its final decision or other time that may be fixed. Despite the favorable decision, until there is a final judgment, the proceedings may be reassessed, which could result in new provisions in the future, except for Oxiteno S.A., whose decision became final and unappealable, and the subsidiary recognized the corresponding tax to recover in the amount of R$291.3 million as of December 31, 2018.

Civil, environmental and regulatory provisions. Ultrapar and certain subsidiaries are engaged in lawsuits and administrative proceedings, mainly derived from contracts entered into with customers and former suppliers, as well as proceedings related to environmental issues. The company and its subsidiaries maintained total provisions of R$90.9 million as of December 31, 2018 (R$89.3 million as of December 31, 2017) for such lawsuits and administrative proceedings.

Labor provisions. The Company and its subsidiaries maintain provisions of R$101.2 million as of December 31, 2018 (R$82.4 million as of December 31, 2017) for labor litigation filed by former employees and by employees of our service providers mainly contesting the non-payment of labor rights.

Contingent liabilities. The Company and its subsidiaries are party to various tax, civil, environmental, regulatory and labor proceedings for which the risk of loss has been classified as either “possible” or “remote” by our in-house legal department and external advisors. Based on this assessment, we have not recorded provisions for proceedings with either a possible or remote risk of loss, pursuant to applicable accounting standards. The total amount involved in proceedings for which the risk of loss was classified as possible was R$2.84 billion as of December 31, 2018 (R$2.58 billion as of December 31, 2017).

Tax and social security contingent liabilities. The Company and its subsidiaries have tax and social security contingent liabilities of R$1.94 billion as of December 31, 2018 (R$1.71 billion as of December 31, 2017), as further described below.

Our subsidiary IPP and its subsidiaries have assessments invalidating the offset of excise tax (“IPI”) credits in connection with the purchase of raw materials used in the manufacturing of products which sales are not subject to IPI under the protection of tax immunity. The amount of this contingency was R$168.4 million as of December 31, 2018 (R$166.0 million as of December 31, 2017).

Our subsidiary IPP and its subsidiaries have legal proceedings related to ICMS. The total amount involved as of December 31, 2018 in these proceedings, was R$836.4 million (R$618.8 million as of December 31, 2017). Such proceedings arose mostly due to (i) the disregard of ICMS credits amounting to R$318.6 million (R$307.3 million as of December 31, 2017), of which R$126.6 million (R$121.9 million as of December 31, 2017) refer to proportional reversal requirement of ICMS credits related to the acquisition of hydrated alcohol; (ii) the alleged nonpayment in the amount of R$125.7 million (R$114.0 million as of December 31, 2017); (iii) conditional use of tax incentive in the amount of R$121.7 million (non existent in 2017); and (iv) inventory differences in the amount of R$185.5 million (R$149.2 million as of December 31, 2017) related to the leftovers or faults due to temperature changes or product handling.

We and our subsidiaries are parties to administrative and judicial suits involving income tax, social security contribution, PIS and COFINS, substantially about denials of offset claims and credits disallowance which total amount was R$674.1 million as of December 31, 2018 (R$645.9 million as of December 31, 2017).

In the first quarter of 2017, our subsidiary IPP received a tax assessment related to the IRPJ and CSLL resulting from the supposedly undue amortization of the goodwill paid in connection with its acquisition of a subsidiary, in the amount of R$193.8 million as of December 31, 2018 (R$187.0 million as of December 31, 2017), which includes income taxes, interest and penalties. Management assessed the likelihood of the tax assessment, supported by the opinion of our legal advisors, as “possible”, and therefore did not recognize a provision for this assessment.

Civil, environmental and regulatory contingent liabilities. The Company and its subsidiaries have civil, environmental and regulatory contingent liabilities in the total amount of R$624.5 million as of December 31, 2018 (R$593.4 million as of December 31, 2017), as further described below.

Our subsidiary Cia. Ultragaz is party to an administrative proceeding before CADE based on alleged anti-competitive practices in the State of Minas Gerais in 2001. CADE rendered a decision against Cia. Ultragaz and imposed a penalty of R$32.9 million as of December 31, 2018 (R$32.3 million as of December 31, 2017). This decision was suspended by a court order and its merit is being judicially reviewed.

In 2016, subsidiary Cia. Ultragaz also became a party to two administrative proceedings filed by CADE relating to allegations of anti-competitive practices.

The first proceeding relates to anti-competitive practices in the State of Paraíba and other Northeast States and also involves our subsidiary Bahiana. Both companies signed a Cease and Desist Agreement (“Termo de Compromisso de Cessação de Prática” – TCC), which was approved by CADE on November 22, 2017 pursuant to which they agreed to pay a penalty of R$96.0 million, in eight equal installments starting on the date corresponding to 180 days from the publication of CADE’s approval. These installments will be adjusted on a semiannual basis by the SELIC. In addition, three employees and a former employee of Ultragaz also signed the TCC and agreed to pay R$1.1 million in fines.

The second proceeding relates to anti-competitive practices in the Federal District and surrounding and involves only Cia. Ultragaz. Cia. Ultragaz signed a TCC with respect to this proceeding that was approved by CADE on September 6, 2017. Pursuant to the TCC, Cia. Ultragaz agreed to pay a penalty of R$2.2 million, in a single installment on the date corresponding to 180 days from the date of publication of CADE’s approval. Two former employees of Ultragaz also signed TCC and agreed to pay R$50 thousand each in fines.

As a result of the TCCs described above, the proceeding against Cia. Ultragaz, Bahiana and the employees will be suspended until final decision by CADE Tribunal.

Our subsidiary IPP became a party to two administrative proceedings filed by CADE, relating to allegations of anti-competitive practices in the city of Joinville, State of Santa Catarina and the cities of Belo Horizonte, Contagem and Betim, State of Minas Gerais. On April 10, 2019, CADE concluded the administrative proceeding related to the cities of Belo Horizonte, Contagem and Betim. Despite IPP assertion as to the good standing of its conducts demonstrated throughout the proceeding, CADE administrative award ruled against IPP for allegedly influencing uniform commercial conduct among fuel resellers, while the charges against IPP for participating in the formation of a cartel among fuel distributors were dismissed. The award requires IPP to pay a fine of R$40.7 million. IPP will continue to exercise its full defense rights, appealing to all administrative and judicial courts, in order to challenge the interpretation upon which such ruling was based. Regarding to Joinville case, no decision has been rendered and no fine has been imposed to the subsidiary. The administrative proceeding was submitted to the decision of CADE’s Tribunal, and supported by the opinion of external legal counsel that classified the probability of loss as “remote”, management did not recognize a provision for such contingency as of December 31, 2018. If it is concluded that IPP has engaged in anticompetitive activities or behavior, penalties and/or criminal sanctions may be applied against certain executives or employees or the Company, such as losses of operation license, and we may suffer reputational harm. Also, according to Law 12,529/11 (“Competition Law”), the penalty for infraction of the economic order may vary from 0.1% to 20% of the value of gross sales of the company, group or conglomerate obtained in the last fiscal year prior to the commencement of the administrative proceeding, in the branch of business activity in which the infraction occurred, which will never be less than the advantage obtained, when its estimation will be possible.

Certain former shareholders of RPR, CBPI and DPPI filed two lawsuits in the States of São Paulo and Rio de Janeiro questioning the Share Exchange in connection with the acquisition of the Ipiranga Group in order to prevent the Company’s shareholders’ meeting that would deliberate on the Share Exchange from taking place. Decisions by administrative and judicial courts stated that there were no legal grounds for the request. Based on such administrative and court decisions, the Share Exchange was approved by the shareholders’ meeting of the companies on December 18, 2007. The lawsuit filed in the State of Rio de Janeiro terminated as a result of loss of interest to sue, due to the sale of the correspondent shareholding at Ultrapar. Regarding the lawsuit filed in the state of São Paulo, the former Ipiranga shareholders that filed the suit appealed the decision issued, and the court of appeals rejected this appeal and maintained the lower court’s decision. Nonetheless, such former shareholders filed a special appeal against such decision, which was also not admitted by the court of appeals. Against this specific decision on non-admittance, they filed an interlocutory appeal to forcibly refer the case records to the Brazilian High Court of Justice, where the merits of the special appeal were also denied. The former shareholders then filed a motion for clarification, which was also rejected by the High Court of Justice. Against both decisions, which respectively rejected the special appeal and the motion for clarification, they filed an extraordinary appeal, which was rejected by the Vice President of the High Court of Justice on March 3, 2018. Finally, on April 18, 2018, this decision became final and unappealable. In 2011, a new lawsuit in the State of Rio de Janeiro was filed by some of these former shareholders, questioning aspects of the Share Exchange. However, the High Court of Justice rendered a decision regarding a conflict of jurisdictions and ordered the remittance of this new lawsuit to the State of São Paulo, where it will be judged. The Company has not recorded any provision for these lawsuits in its financial statements.

On November 29, 2016, a technical opinion was issued by the Operational Support Center for Execution (Centro de Apoio Operacional à Execução – CAEX), a technical body linked to the São Paulo State Public Prosecutor (“MPE”), presenting a proposal setting forth an estimate of monetary damages for the alleged environmental impact caused by the fire on April 2, 2015 at the Santos Terminal of the subsidiary Tequimar. This technical opinion is non-binding, with no condemnatory or sanctioning nature, and will still be evaluated by the authorities and parties. The Company disagrees with the methodology and the assumptions adopted in the proposal and is negotiating an agreement with the MPE and the Brazilian Federal Public Prosecutor (“MPF”). Nevertheless, it is expected that the amounts eventually payable on the final MPE report may have a material impact on the Company’s financial statements, besides the amounts already recognized. In addition, Tequimar has been criminally indicted based on the recommendation of the MPF in relation to the same matters and filed a response to the complaint on June 19, 2018. On December 31, 2018, there were unrecognized contingent liabilities related to lawsuits and extrajudicial suits in the amount of R$62.9 million and R$3.4 million (R$88.1 million and R$25.9 million on December 31, 2017), respectively. For additional information, see Note 22 to our financial statements.

Labor contingent liabilities. The Company and its subsidiaries have labor contingent liabilities in the total amount of R$273.0 million as of December 31, 2018 (R$273.7 million as of December 31, 2017), as further described below.

In 1990, the Petrochemical Industry Labor Union (Sindiquímica), of which the employees of Oxiteno Nordeste and EMCA, companies located in the Camaçari Petrochemical Complex, are members, filed separate lawsuits against the subsidiaries demanding the compliance with the fourth section of the collective labor agreement, which provided for a salary adjustment in lieu of the salary policies practiced. In the same year, a collective labor dispute was also filed by the Union of Employers (SINPEQ) against Sindiquímica, requiring the recognition of the loss of effectiveness of such fourth section. The decisions rendered on the individual claims which were favorable to the subsidiaries Oxiteno Nordeste and EMCA are final and unappealable. The collective labor dispute remains pending trial by STF. In 2010, some companies in the Camaçari Petrochemical Complex signed an agreement with Sindiquímica and reported the fact in the collective labor dispute. In October 2015, Sindiquímica filed enforcement lawsuits against all Camaçari Petrochemical Complex companies that have not yet reached settlements, including Oxiteno Nordeste and EMCA. The decisions of the lower court were favorable to the companies and are awaiting judgment of the Regional Labor Court of the 5th Region. In addition to collective actions, individual actions containing the same object have been filed.

Lubricants operation between IPP and Chevron. In the process of establishing the joint venture between Chevron and subsidiary IPP, the companies agreed that each shareholder of the new company would be responsible for any claims arising out of any acts, facts or omissions prior to their formation. The liability provisions of the Chevron shareholder in the amount of R$3.6 million as of December 31, 2018 (R$3.5 million as of December 31, 2017) are reflected in the consolidated financial statements, as well as the contingent liabilities identified at the date of acquisition, whose provision amount of R$198.9 million was recognized as a business combination on December 1, 2017, with the balance of R$191.1 million as of December 31, 2018. The amount provisioned of Chevron’s liability recognized in the business combination will be reimbursed to subsidiary CBLSA in the event of losses and an indemnity asset was hereby constituted in the same amount, without the need to establish a provision for uncollectible amounts.

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

Joint-Venture between Ipiranga and Chevron in the Lubricants Business in Brazil. The joint-venture between Ipiranga and Chevron to create a company in the lubricants business in Brazil was duly submitted to the antitrust authorities on December 13, 2016. On February 9, 2017, the General Superintendence of CADE issued an opinion for the approval of the transaction without any restriction. On March 2, 2017, CADE issued a certificate attesting to the approval that was published on February 10, 2017.

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

Acquisition of Terminal Exportador de Álcool de Santos Ltda. (“TEAS”). The acquisition of 100% of TEAS, previously owned by Raízen Energia S.A. and Raízen Araraquara Açúcar e Álcool Ltda., by Terminal Químico de Aratu S.A. – TEQUIMAR, was duly submitted to the antitrust authorities on January 31, 2018. On February 9, 2018, the General Superintendence of CADE issued an opinion for the approval of the transaction without any restriction. On March 2, 2018, CADE issued a certificate attesting to the approval that was published on February 10, 2018. Closing of the acquisition took place on March 29, 2018.

B.	Significant Changes

None.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Not required.

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

General

Set forth below is a summary of selected significant provisions of our bylaws and the Brazilian Corporate Law, the rules and regulations of the CVM and the Novo Mercado listing segment of B3 regarding certain corporate matters applicable to us. This description does not purport to be complete and is qualified by reference to our bylaws, Brazilian Corporate Law, the rules and regulations of the CVM and the rules of the Novo Mercado.

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

As of January 2, 2018, the new rules for Novo Mercado came into effect. Despite the fact that the companies listed in this segment must fully comply with the regulations until the general shareholders’ meeting of 2021, our bylaws were already amended on April 10, 2019 to reflect these rules.

Description of Capital Stock

As of December 31, 2018, our subscribed and paid-in capital stock consisted of 556,405,096 common shares, all of which have equal voting and equity rights, with no par value, of which 13,390,149 common shares were held in treasury. At the extraordinary and annual general shareholders’ meeting held on April 10, 2019, a stock split at the ratio of one common share to two shares of the same class and type was approved, without changing the total capital stock of the Company or modifying the financial amount and shareholder participation in the Company’s capital. With effect from effective date of the stock split, which is scheduled to occur on April 24, 2019, our number of common shares will be increased to 1,112,810,192 common shares with no par value. The timetable in respect of the corresponding stock split of our American Depositary Shares has been notified to NYSE by the Bank of New York Mellon.

Subscription Warrants

As a result of the Extrafarma Transaction, the Company issued subscription warrants to the former Extrafarma shareholders that could lead to the issuance of up to 3,205,622 shares until 2020. See “Item 4.A. History and Development of the Company – Extrafarma.”

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

Withdrawal from the Novo Mercado

According to the new Novo Mercado Listing Rules – applicable as of January 2, 2018 – and to our bylaws approved at the extraordinary and annual general shareholders’ meeting held on April 10, 2019, the withdrawal from the Novo Mercado may be: (i) voluntary; or (ii) mandatory, as a result of the violation of any the rules of the Novo Mercado or the deregistration as publicly-held company.

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

The withdrawal from the Novo Mercado does not necessarily result in our deregistration as a publicly-held company on the B3.

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

Pursuant to the new rules of the Novo Mercado and to our new bylaws, the voluntary withdrawal shall be preceded by a public tender offer at fair market value. For the withdrawal to move forward, shareholders representing more than 1/3 of the outstanding shares shall need to accept the tender offer or expressly agree to delist without selling the shares.

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

The buyer of a controlling interest shall, after the financial settlement of the foregoing tender offer, take the appropriate actions to, over the course of the subsequent eighteen (18) months, restore the minimum percentage of outstanding shares as per the rules of the Novo Mercado.

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

2018 Shareholders’ Agreement

On May 2, 2018, Ultra S.A. and Parth executed a shareholders’ agreement to set forth a set of rules to govern the relationship between these two shareholders, binding a total of shares representing 31.25% of the Company’s capital stock. This shareholders’ agreement replaced the Ultra S.A. shareholders’ agreement executed in 2014 and shall be in force for a period of five years, automatically renewable for an equal period, except if a termination notice is sent by one party to the other up to six (6) months before the end of its term. The 2018 shareholders agreement’s main terms are substantially related to (i) the decision process of how Ultra S.A., Parth and its shareholders shall vote at Ultrapar’s shareholders meetings; (ii) procedures to exchange any party’s shares in Ultra S.A. or in Parth for shares of Ultrapar; and (iii) procedures applicable to the exercise of right of first refusal, preemptive rights and drag along rights. Additionally, any third party purchasing Ultra S.A.’s shares bound by the shareholders’ agreement must agree to be bound by the shareholders’ agreement.

See “Exhibit 2.7 — 2018 Shareholders’ Agreement, dated as of May 2, 2018.”

Association and Other Covenants Agreement — Extrafarma

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

BNDES

Ultrapar has financing from BNDES (Brazilian National Development Bank) for some of its investments. As of December 31, 2018, such line of credit with BNDES totaled R$1.6 billion, of which R$0.2 billion have been used in current transactions.

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

In March 2018, Ultrapar completed its sixth issuance of R$1,725.0 million in public debentures, which mature in March 2023 and bear interest at 105.25% of CDI, with principal due at maturity. The proceeds of the issuance were used to redeem 800 debentures from the fifth issuance at the final maturity date and to lengthen its debt profile, providing greater financial flexibility.

For more information on our debentures, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”

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

For further detail on financial instruments of Ultrapar and its subsidiaries, see Note 33 to our consolidated financial statements and “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”

Other material contracts are described in other sections of this report

For information regarding our contract with Braskem relating to the supply of ethylene, see “Item 4.B. Information on the Company—Business Overview—Petrochemicals and Chemicals—Oxiteno—Raw materials” and “Item 5.F. Operating and Financial Review and Prospects—Tabular Disclosure of Contractual Obligations.”

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

Securities and other financial assets held by non-Brazilian investors pursuant to Annex I Resolution 4,373 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM, as applicable, or be registered with clearing houses or other entities that provide services of registration, clearing and settlement duly licensed by the Brazilian Central Bank or the CVM, as applicable. In the case of Depositary Receipts (DRs), the record must be made by the Brazilian custodian entity on behalf of the foreign depositary institution.

Annex II of Resolution 4,373 of the National Monetary Council provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. The ADS program must be approved by the CVM prior to the issuance of the ADSs.

For purposes of the mandatory registration with the Central Bank of Brazil of foreign investments in the Brazilian financial and capital markets, Resolution 4,373 expressly provides that simultaneous foreign exchange transactions (i.e. without effective transfer of funds to or from abroad) shall be required in specific situations, including (i) conversion of credits held by foreign investors in Brazil into foreign investment in Brazilian companies in the financial and capital markets; (ii) transfer of investments made in depositary receipts into foreign direct investments (or investimento externo direto) under Law No. 4,131 or investments in the Brazilian financial and capital markets under Annex I of Resolution. 4,373; and (iii) transfer of investments in the Brazilian financial and capital markets under Annex I of Resolution. 4,373 into foreign direct investments (or investimento externo direto) under Law No. 4,131.

In addition, Resolution 4,373 does not allow foreign investors to perform investments or sell the invested assets outside of organized markets, except as expressly authorized by the CVM through specific regulation or according to the exceptions provided in CVM Rule 560/15. Pursuant to CVM Rule 560/15, the exceptions for investments outside of organized markets include subscription, stock bonus, initial purchase offers and the exercise of put options due to initial purchase offers, among others.

Foreign investors must be registered with the Brazilian Internal Revenue Service (“Receita Federal”) pursuant to the Nominative Instruction 1,863, dated as of December 27, 2018 and Nominative Instruction 1,548, dated as of February 13, 2015. This registration process is undertaken by the investor’s legal representative in Brazil.

The right to convert dividend payments and proceeds from the sale of our shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investment be registered with the Central Bank and/or the CVM, as the case may be. A foreign investor holder of shares may experience delays in obtaining or updating a foreign investment registration, which may delay remittances outside Brazil and adversely affect the amount, in U.S. dollars, received by the foreign investor holder.

We have obtained a certificate of registration in the name of The Bank of New York Mellon, the depositary, with respect to our ADS program. Pursuant to this certificate, the custodian and the depositary are able to convert dividends and other distributions with respect to the shares represented by ADSs into foreign currency and to remit the proceeds outside Brazil. If a holder exchanges ADSs for shares, such holder must seek to register its investment directly with the Central Bank. Unless the holder has registered its investment with the Central Bank, such holder may not convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such shares. Such holder may be subject to less favorable Brazilian tax treatment on proceeds from the disposition of the investment than a holder of ADSs.

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

Furthermore, according to the general rules set forth in Law No. 13,259/2016, any other gains on the disposal of shares (out of the Brazilian stock exchange and qualified under Law No. 4131/62) are subject to income tax at a progressive rate from 15% to 22.5% or 25% if the resident is located in a low-tax jurisdiction or Tax Haven.

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

Gains on the exchange of ADS for shares

Although there is no clear regulatory guidance, the exchange of ADSs for shares should not be subject to Brazilian income tax. Non-Brazilian Holders may exchange their ADSs for the underlying shares, sell the shares on a Brazilian stock exchange and remit abroad the proceeds of the sale within five business days from the date of exchange (in reliance on the depositary’s electronic registration). For further information, see “Item 10. Additional Information—Taxation—Brazilian Tax Consequences—Taxation of Bonds and Securities Transactions (IOF/Bonds).” Our understanding is that the exchange of ADSs for the underlying shares and sale of shares within the period mentioned above by a Non-Brazilian Holder that (i) is a Registered Holder and (ii) is not a Tax Haven Holder, should not be subject to the withholding income tax.

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

U.S. Federal Income Tax Considerations

The following is a discussion of U.S. federal income tax considerations relating to the ownership and disposition of our shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to U.S. Holders of our shares or ADSs. The discussion applies only to a U.S. Holder that holds our shares or ADSs as capital assets (generally, for investment purposes) for U.S. federal income tax purposes and does not address all the U.S. federal income tax considerations that may be relevant to a holder in light of its particular circumstances or to holders subject to special rules, such as dealers and traders in securities or currencies, financial institutions, insurance companies, tax-exempt entities, real estate investment trusts, regulated investment companies, persons that own, or have owned directly, indirectly or constructively, 10% or more of our shares (by vote or value) for U.S. federal income tax purposes, persons holding our shares or ADSs as part of a hedging transaction, wash sale, straddle, conversion transaction or other integrated transaction for U.S. federal income tax purposes, persons entering into a “constructive sale” with respect to our shares or ADSs for U.S. federal income tax purposes, persons that have a functional currency for U.S. federal income tax purposes other than the U.S. dollar, certain former citizens or long-term residents of the United States, persons who acquired our shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation.

Moreover, this discussion does not address the U.S. federal estate and gift tax, Medicare contribution or alternative minimum tax considerations relating to the ownership or disposition of our shares or ADSs. U.S. Holders should consult their tax advisors with respect to the U.S. federal, state, local and non-U.S. tax considerations relating to the ownership and disposition of our shares or ADSs.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed U.S. Treasury regulations, in each case as in effect and available on the date hereof. All of the foregoing is subject to change (possibly on a retroactive basis), or differing interpretations, which could affect the U.S. federal income tax considerations described herein. There can be no assurance that the IRS or a court will not take a contrary position with respect to any U.S. federal income tax considerations described below. In addition, this discussion assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement and any other related document will be performed in accordance with its terms.

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

If a partnership, or any other entity or arrangement treated as a partnership for U.S. federal tax income tax purposes, holds shares or ADSs, the U.S. federal income tax treatment of a partner in such partnership will generally depend on the status of the partner and on the activities of the partnership. Partnerships holding our shares or ADSs and partners in such partnerships should consult their tax advisors as to the particular U.S. federal income tax considerations of owning and disposing of our shares or ADSs.

Ownership of ADSs in general

In general, U.S. Holders of ADSs will be treated for U.S. federal income tax purposes as owners of the shares underlying the ADSs. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying shares represented by those ADSs or exchanges the underlying shares represented by those ADSs for ADSs.

Taxation of distributions

Subject to the discussion below under “—Passive foreign investment company”, the gross amount of any distributions made to a U.S. Holder on our shares or ADSs, before reduction for any Brazilian taxes, including withholding taxes attributable to interest on equity, will be includable as ordinary dividend income on the day on which the dividends are actually or constructively received by a U.S. Holder to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. A distribution in excess of our current or accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted basis in our shares or ADSs and as a capital gain to the extent it exceeds the U.S. Holder’s basis. We do not maintain calculations of our earnings and profits under U.S. federal income tax principles. Therefore, U.S. Holders should expect that distributions by us will generally be treated as dividends to U.S. Holders for U.S. federal income tax purposes.

A non-corporate U.S. Holder will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income”, provided that certain conditions are satisfied, including that (1) our shares or ADSs, as applicable, are readily tradable on an established securities market in the United States, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Although no assurance may be given, we believe that our ADSs are readily tradable on the NYSE, which is an established securities market in the United States. There can be no assurance, however, that our ADSs will be considered readily tradable on an established securities market in the United States in later years. Because we do not expect that our shares will be listed on an established securities market in the United States, we do not expect that dividends we pay on our shares will meet the conditions required for the reduced tax rate.

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

Taxation of sale, exchange or other disposition of shares or ADSs

Subject to the discussion below under “—Passive foreign investment company”, a U.S. Holder will generally recognize gain or loss on the sale, exchange or other disposition of a share or ADS in an amount equal to the difference between the amount realized (including the gross amount of the proceeds before the reduction of any Brazilian tax) on such sale, exchange or other disposition and the U.S. Holder’s adjusted tax basis in such share or ADS. Subject to the discussion below under “—Passive foreign investment company”, gain or loss on the sale, exchange or other disposition of a share or ADS will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder held such share or ADS for more than one year. Gain or loss recognized by a U.S. Holder will generally be treated as U.S. source gain or loss for U.S. foreign tax credit purposes, as the case may be. An individual U.S. Holder may be entitled to preferential rates of taxation for net long-term capital gains; however, the deductibility of capital losses is subject to limitations under the Code.

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

Passive foreign investment company

In general, certain adverse consequences could apply to a U.S. Holder if we are treated as a PFIC for any taxable year during which the U.S. Holder holds our shares or ADSs. A non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either (i) at least 75 percent of its gross income consists of “passive income”, such as dividends, interest, rents, royalties and certain gains, including certain gains from commodities transactions, other than those that meet the Commodity Exception,or (ii) at least 50 percent of the average quarterly value of its gross assets is attributable to assets that produce or are held for the production of passive income.

We must make a separate determination each year as to whether we are a PFIC. Based on a review of our gross income and assets, the manner in which we currently operate our business, the current market price of our shares, and the current interpretation of the PFIC rules, including the Commodity Exception, we believe that we were not a PFIC for U.S. federal income tax purposes for the 2018 taxable year. However, the determination as to whether we are a PFIC for any taxable year is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, depends upon the composition of a company’s income and assets and the market value of its assets from time to time, and is not made until after the end of a taxable year. Consequently, there can be no assurance that we will not be considered a PFIC for the current taxable year or any subsequent taxable year.

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

Alternatively, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock. Marketable stock is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange (such as the NYSE) or other market as defined in applicable U.S. Treasury regulations. We believe that our shares and ADSs qualify as being regularly traded on a qualified exchange, but no assurances may be given in this regard. If a U.S. Holder makes this election, such holder will generally (i) include as income for each taxable year the excess, if any, of the fair market value of our shares or ADSs held at the end of the taxable year over the adjusted tax basis of such shares or ADSs and (ii) deduct as a loss the excess, if any, of the adjusted tax basis of our shares or ADSs over the fair market value of such shares or ADSs held at the end of the taxable year, but only to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in our shares or ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, such holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC.

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

Certain reporting requirements

Certain U.S. Holders are required to report to the IRS information relating to an interest in our shares or ADSs, subject to exceptions (including an exception for shares or ADSs held in accounts maintained by certain financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they held an interest in our shares or ADSs. If a U.S. Holder holds our shares or ADSs in any year in which we are treated as a PFIC with respect to such U.S. Holder, the U.S. Holder will be required to file IRS Form 8621 U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting rules to their particular circumstances.

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

Statements contained in this annual report as to the contents of any contract or other document referred to are not necessarily complete, and each of these statements is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit hereto. A copy of the complete annual report including the exhibits and schedules filed herewith is available on the website maintained by the SEC that contains information filed electronically with the SEC, which can be accessed over the internet at http://www.sec.gov.

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

We furnish to The Bank of New York Mellon, as depositary, copies of all reports we are required to file with the SEC under the Exchange Act, including our annual reports in English, containing a brief description of our operations and our audited annual consolidated financial statements which are prepared in accordance with IFRS. In addition, we are required under the Deposit Agreement to furnish the depositary with copies of English translations to the extent required under the rules of the SEC of all notices of meetings of holders of common shares and other reports and communications that are generally made available to holders of common shares. Under certain circumstances, the depositary will arrange for the mailing, at our expense, of these notices, other reports and communications to all ADS holders.

We also file financial statements and other periodic reports with the CVM located at Sete de Setembro Street, 111, Rio de Janeiro, Brazil, 20050-901. In addition, the CVM maintains a website that contains information in Portuguese filed electronically with the CVM, which can be accessed over the internet at http://www.cvm.gov.br.

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

The Company uses exchange rate hedging instruments (especially between the Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, receipts and disbursements in foreign currency and net investments in foreign operations. Therefore, hedge is used in order to reduce the effects of changes in exchange rates on the Company’s income and cash flows in Reais within the exposure limits under its Policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, receipts and disbursements in foreign currency to which they are related. Assets and liabilities in foreign currencies are stated below, translated into Reais as of December 31, 2018 and 2017:

Assets and liabilities in foreign currency

In millions of Reais	2018	2017
Assets in foreign currency
Cash, cash equivalents and financial investments in foreign currency (except hedging instruments)	254.2	236.4
Foreign trade receivables, net of allowance for doubtful accounts and advances to foreign customers	235.1	214.9
Other net assets foreign (except cash, cash equivalents, financial investments, trade receivables, financing and payables)	1,384.9	930.0

	1,874.2	1,381.3

Liabilities in foreign currency
Financing in foreign currency gross of transaction costs and negative goodwill	(5,515.6)	(4,416.2)
Payables arising from imports, net of advances to foreign suppliers	(567.7)	(173.1)

	(6,083.3)	(4,589.3)

Foreign currency hedging instruments	2,483.0	1,777.6

Net asset (liability) position – Total	(1,726.1)	(1,430.4)
Net asset (liability) position – Income statement effect	282.7	(26.1)
Net asset (liability) position – Shareholders’ equity effect	(2,008.8)	(1,404.3)

Sensitivity analysis of assets and liabilities in foreign currency

The table below shows the effect of exchange rate changes on different scenarios, based on the net liability position of R$1,726.1 million in foreign currency.

		Scenario I	Scenario II	Scenario III
In millions of Brazilian Reais	Risk	10%	25%	50%
(1) Income statement effect	Real devaluation	28.3	70.7	141.4
(2) Shareholders’ equity effect		(200.9)	(502.2)	(1,004.4)

(1) + (2)	Net effect	(172.6)	(431.5)	(863.0)

(3) Income statement effect	Real appreciation	(28.3)	(70.7)	(141.4)
(4) Shareholders’ equity effect		200.9	502.2	1,004.4

(3) + (4)	Net effect	172.6	431.5	863.0

The shareholders’ equity effect refers to cumulative translation adjustments of changes in the exchange rate on equity of foreign subsidiaries (see Notes 2.s.1 and 25.g.2—Cumulative Translation Adjustments to our consolidated financial statements), net investments hedge in foreign entities, cash flow hedge of firm commitment and highly probable transaction (see Note 2.c and 33.h – Hedge Accounting to our consolidated financial statements).

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

For the sensitivity analysis of foreign exchange hedging instruments, management adopted as a likely scenario the Real/U.S. dollar exchange rates at maturity of each swap, projected by U.S. dollar futures contracts quoted on B3 as of December 28, 2018. As a reference, the exchange rate for the last maturity of foreign exchange hedging instruments is R$5.86 in the likely scenario. Scenarios II and III were estimated with a 25% and 50% additional appreciation or depreciation of the Real against the likely scenario, according to the risk to which the hedged item is exposed.

Based on the balances of the hedging instruments and hedged items as of December 31, 2018, the exchange rates were replaced, and the changes between the new balance in Reais and the balance in Reais as of December 31, 2018 were calculated in each of the three scenarios. The table below shows the change in the values of the main derivative instruments and their hedged items, considering the changes in the exchange rate in the different scenarios:

	Risk	Scenario I (Likely)	Scenario II	Scenario III
		(in millions of Reais)
Currency swaps receivable in U.S. dollars
(1) U.S. dollar / Real swaps	Dollar appreciation	372.0	1,039.7	1,707.3
(2) Debts/firm commitments in U.S. dollars		(372.0)	(1,039.7)	(1,707.3)

(1)+(2)	Net Effect	0.0	0.0	0.0

Currency swaps payable in U.S. dollars
(3) Real / U.S. dollar swaps	Dollar devaluation	(0.1)	8.5	17.2
(4) Gross margin of Oxiteno		0.1	(8.5)	(17.2)

(3)+(4)	Net Effect	—	—	—

Options
(5) Options Real / U.S. Dollar swaps	Dollar devaluation	—	97.9	244.5
(6) Gross margin of Oxiteno		7.6	(139.0)	(285.6)

(5)+(6)	Net Effect	7.6	(41.1)	(41.1)

For sensitivity analysis of hedging instruments for interest rates in Brazilian Reais, the Company used the futures curve of the DI x Pre contract quoted on B3 as of December 28, 2018 for each of the swap and debt (hedged item) maturities, to determine the likely scenarios. Scenarios II and III were estimated based on a 25% and 50% deterioration, respectively, of the likely scenario pre-fixed interest rate.

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

	Risk	Scenario I (Likely)	Scenario II	Scenario III
		(in millions of Reais)
Interest rate swap (in Brazilian Reais) – Debentures – CRA
(1) Fixed rate swap – CDI	Decrease in Pre-fixed rate	(312.0)	(254.4)	(188.0)
(2) Fixed rate debt		312.0	254.4	188.0

(1)+(2)	Net Effect	—	—	—

Interest Rate Risk

Ultrapar adopts prudent policies for borrowing and investing financial resources and for capital cost minimization. The financial investments of Ultrapar are primarily held in transactions linked to the CDI. Our borrowings primarily relate to financings from Banco do Brasil S.A., BNDES and other development agencies, debentures, notes in the foreign credit markets and other borrowings in foreign currency. Ultrapar does not actively manage risks associated with changes in the level of interest rates and attempts to maintain its financial interest assets and liabilities at floating rates. See Notes 4, 15 and 33 to our consolidated financial statements.

The table below provides information as of December 31, 2018 about our debt obligations in foreign currency and in Reais that are subject to variable and fixed rates of interest. The table summarizes information on instruments and transactions that are sensitive to foreign currency exchange rates and interest rates:

	Weighted average interest rate			Principal by year of maturity(1)
Debt		Fair value	Book value	2019	2020	2021	2022	2023	2024 and thereafter
	(in millions of Reais)
R$ borrowings	5.9%	52.1	52.4	25.7	15.7	11.0	0.0	—	—
Borrowings indexed to the CDI	103.7% of the CDI	8,435.1	8,491.0	1,907.9	491.2	1,241.5	2,468.7	2,381.7	—
Borrowings indexed to the TJLP	2.2%	201.3	201.2	98.0	51.9	27.0	16.6	7.7	—
U.S. dollar borrowings	4.8%	3,969.8	4,018.0	107.5	(5.6)	227.6	71.1	732.8	2,884.6
Borrowings indexed to the LIBOR	1.6%	1,437.1	1,437.1	44.3	386.7	38.4	660.0	307.7	—
Borrowings indexed to the IGP-M	5.6%	46.1	46.1	2.8	2.8	3.0	3.2	3.3	30.9
Borrowings indexed to the SELIC	2.3%	51.3	51.5	22.8	22.1	4.6	1.8	0.1	—
Borrowings indexed to the MX$	9.0%	27.8	27.8	27.8	—	—	—	—	—
Borrowings indexed to the MX$+ TIIE	1.5%	3.9	3.9	3.9	—	—	—	—	—
Borrowings indexed to the Bs	0.0%	—	—	—	—	—	—	—	—
Borrowings indexed to the IPCA	4.6%	833.2	833.2	12.2	(1.9)	(1.9)	(1.9)	(1.9)	828.7

Subtotal		15,057.7	15,162.2	2,253.1	962.9	1,551.1	3,219.5	3,431.5	3,744.2
Unrealized losses on swaps transactions		43.9	43.9	20.9	—	—	—	—	23.1

Total		15,101.7	15,206.1	2,274.0	962.9	1,551.1	3,219.5	3,431.5	3,767.3

(1)	Figures include interest accrued through December 31, 2018.

Credit risk

The financial instruments that would expose the Company to credit risks of the counterparty are basically represented by cash and cash equivalents, financial investments, hedging instruments and trade receivables.

Customer credit risk — The credit policy establishes the analysis of the profile of each new customer, individually, regarding their financial condition. The review carried out by the subsidiaries of the Company includes the evaluation of external ratings, when available, financial statements, credit bureau information, industry information and, when necessary, bank references. Credit limits are established for each customer and reviewed periodically, in a shorter period the greater the risk, depending on the approval of the responsible area in cases of sales that exceed these limits.

In monitoring credit risk, customers are grouped according to their credit characteristics and depending on the business the grouping takes into account, for example, whether they are natural or legal clients, whether they are wholesalers, resellers or final customers, considering also the geographic area.

The estimates of credit losses are calculated based on the probability of default rates. Loss rates are calculated on the basis of the average probability of a receivable amount to advance through successive stages of default until full write-off. The probability of default calculation takes into account a credit risk score for each exposure, based on data considered to be capable of foreseeing the risk of loss (external classifications, audited financial statements, cash flow projections, customer information available in the press, for example), with addition of the credit assessment based on experience.

Such risks are managed by each business unit through specific criteria for acceptance of customers and their credit rating and customers’ credit risks are also mitigated by diversification of sales. As of December 31, 2018, the estimated credit losses on doubtful accounts on their trade receivables recorded for Ipiranga, Ultragaz, Extrafarma, Oxiteno and Ultracargo were R$442.5 million, R$62.0 million, R$5.9 million, R$12.4 million and R$2.1 million, respectively. In addition, as of December 31, 2018, no single customer or group accounts for more than 10% of total revenue.

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

Government credit risk — The Company’s Policy allows investments in government securities from countries classified as investment grade AAA or Aaa by specialized credit rating agencies (S&P, Moody’s and Fitch) and in Brazilian government bonds. The volume of such financial investments is subject to maximum limits by each country and, therefore, requires diversification of counterparties.

The credit risk of cash, cash equivalents and financial investments is summarized below:

	Fair value (in millions of Reais)
Counterparty credit rating	12/31/2018	12/31/2017
AAA	5,933.7	29.0
AA	707.4	6,076.5
A	262.6	192.6
BBB	90.8	71.8

Total	6,994.4	6,369.9

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

The Company periodically examines opportunities for acquisitions and investments. The Company considers different types of investments, either directly, through joint-ventures, or through associated companies, and finance such investments using cash generated from operations, debt financing, through capital increases or through a combination of these methods.

The Company believes it has sufficient working capital to satisfy its current needs. The gross indebtedness due over the next twelve months totals R$2,869 million, including estimated interests on loans. Furthermore, the investment plan for 2019 totals R$1,762.1 million. In 2018, the Company had R$6,792.1 million in cash, cash equivalents and short-term financial investments (for quantitative information, see Notes 4 and 15 to our consolidated financial statements).

For further information on financial liabilities as of December 31, 2018, see Note 33 to our consolidated financial statements.

Capital management

The Company manages its capital structure based on indicators and benchmarks. The key performance indicators related to the capital structure management are the weighted average cost of capital, and the net debt/EBITDA, interest coverage and indebtedness/equity ratios. Net debt is composed of cash, cash equivalents and financial investments (see Note 4 to our consolidated financial statements) and loans, including debentures (see Note 15 to our consolidated financial statements). The Company can change its capital structure depending on economic and financial conditions, in order to optimize its financial leverage and capital management. The Company seeks to improve its return on invested capital by implementing efficient working capital management and a selective investment program.

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

The Policy contemplates the use of derivative financial instruments only to cover identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). The risks identified in the Policy are described in the above sections and are subject to risk management. In accordance with the Policy, the Company can use forward contracts, swaps, options, and futures contracts to manage identified risks. Leveraged derivative instruments are not permitted. Because the use of derivative financial instruments is limited to the coverage of identified risks, the Company uses the term “hedging instruments” to refer to derivative financial instruments.

As mentioned in the section “Risk Management and Financial Instruments—Governance”, the Committee monitors compliance with the risk standards established by the Policy through a risk map, including the use of hedging instruments, on a monthly basis. In addition, the internal audit department verifies the compliance with the requirements of the Policy.

The table below summarizes the position of hedging instruments entered by the Company:

Hedging instruments	Maturity	Notional amount(1)				Fair value		Amounts receivable	Amounts payable
		2018		2017		2018	2017	2018
						(R$ million)	(R$ million)	(R$ million)	(R$ million)
Designated as hedge accounting
a –Exchange rate swaps receivable in U.S. dollars
Receivables in U.S. dollars (LIBOR)	Jul 2021 to Nov 2023	US$	150.0	US$	240.0	577.5	788.6	577.5	—
Receivables in U.S. dollars (Fixed)	Jul 2021 to Nov 2023	US$	245.0	US$	203.6	973.7	665.6	973.7	—
Payables in CDI interest rate	Jul 2021 to Nov 2023	US$	(395.0)	US$	(443.6)	(1,515.8)	(1,568.6)	—	1,515.8

Total result			—		—	35.4	(114.4)	1,551.2	1,515.8

b – Interest rate swaps in Brazilian Reais
Receivables in fixed interest rates + IPCA	Apr 2024 to Dec 2025	R$	806.1	R$	566.1	859.1	583.3	859.1	—
Payables in CDI interest rates	Apr 2024 to Dec 2025	R$	(806.1)	R$	(566.1)	(823.5)	(586.6)	—	823.5

Total result			—		—	35.6	(3.3)	859.1	823.5

c – Options
Zero Cost Collar (Reais x U.S. dollars)	Jan 2019 to Dec 2019	US$	149.4		—	0.3	—	0.3	—

Total result		US$	149.4		—	0.3	—	0.3	—

Not designated as hedge accounting
d – Exchange rate swaps receivable in U.S. dollars
Receivables in U.S. dollars (LIBOR)	Jan 2019 to Oct 2026	US$	60.0	US$	60.0	234.1	195.7	234.1	—
Receivables in U.S. dollars (Fixed)	Jan 2019 to Oct 2026	US$	856.8	US$	753.0	731.6	157.5	731.6	—
Payables in CDI interest rate	Jan 2019 to Oct 2026	US$	(916.8)	US$	(813.0)	(689.7)	(308.8)	—	689.7

Total result			—		—	276.0	44.4	965.7	689.7

e – Exchange rate swaps payable in U.S. dollars + COUPON
Receivables in CDI interest rates	Jan 2019 to Apr 2019	US$	8.9	US$	9.1	33.9	29.9	33.9	—
Payables in U.S. dollars (Fixed)	Jan 2019 to Apr 2019	US$	(8.9)	US$	(9.1)	(33.9)	(29.8)	—	33.9

Total result			—		—	—	0.1	33.9	33.9

Total gross result						347.3	(73.2)	3,410.2	3,062.9
Income tax						(27.9)	(4.7)	(27.9)	—

Total net result						319.4	(77.9)	3,382.3	3,062.9

Positive result (see Note 4)						363.3	85.8	2,296.3	1,932.9
Negative result (see Note 15)						(43.9)	(163.7)	1,086.0	1,130.0

(1)	In millions. Currency as indicated.

All transactions mentioned above were properly registered with the over-the-counter segment of B3.

Hedging instruments existing in 2018 are described below, according to their category, risk, and hedging strategy:

a and d – Hedging against foreign exchange exposure of liabilities in foreign currency—The purpose of these contracts is (i) to offset the effect of the change in exchange rates of debts or firm commitments in U.S. dollars by converting them into debts or firm commitments in Reais linked to CDI, (ii) change a financial investment linked to the CDI and (iii) change a financial investment linked to the CDI and given as a guarantee to a loan in the U.S. dollar into a financial investment linked to the U.S. dollar . The tables below present our position in this category of swaps as of December 31, 2018:

	Maturity
Swap	2019	2020 and thereafter
Notional amount of swaps (in millions of Reais)(1)	402.4	3,867.1
Notional amount of swaps (in millions of dollars)	103.8	998.0
Average receiving rate	US$	US$ + 5.31%
Average payment rate	57.40% of the CDI	81.62% of the CDI

(1)	Notional amount converted according to the commercial selling rate reported by the Central Bank (PTAX) as of December 31, 2018.

Swap	Maturity 2020 and thereafter
Notional amount of swaps (in millions of Reais)(1)	813.7
Notional amount of swaps (in millions of dollars)	210.0
Average receiving rate	US$ + LIBOR + 1.29%
Average payment rate	105.2% of the CDI

(1)	Notional amount converted according to the commercial selling rate reported by the Central Bank (PTAX) as of December 31, 2018.

b – Hedging against fixed interest rate + IPCA in Brazilian Reais—The purpose of this contract is to change fixed interest rate + IPCA of debentures issued in Brazilian Reais to floating interest. The table below presents our position in this category of swaps as of December 31, 2018.

Swap	Maturity 2020 and thereafter
Notional amount of swaps (in millions of Reais)(1)	806.1
Notional amount of swaps (in millions of dollars)	208.0
Average receiving rate	4.57% p.a. + IPCA
Average payment rate	95.75% of the CDI

(1)	Notional amount converted according to the commercial selling rate reported by the Central Bank (PTAX) as of December 31, 2018.

c – Hedging against foreign exchange exposure of revenues in foreign currency—The purpose of this contract is to protect the highly probable future sales of the subsidiaries Oxiteno Nordeste, Oxiteno S.A, Oleoquímica and EMCA, denominated in U.S. dollars, regarding the impacts resulting exclusively from variations at the R$/US$ exchange rate, using derivative instruments (options) through a zero cost collar structure, which consists of the purchase of a “put” option and the sale of a “call” option, contracted with the same counterparty and with no premium paid. The table below presents our position in this category of swaps as of December 31, 2018:

Options	Maturity 2019
Notional amount of options (in millions of Reais)(1)	578.9
Notional amount of options (in millions of dollars)	149.4
Strike “put”	R$/US$3.6
Strike “call”	R$/US$4.6

(1)	Notional amount converted according to the commercial selling rate reported by the Central Bank (PTAX) as of December 31, 2018.

e – Hedging against foreign exchange exposure of operations—The purpose of these contracts is to make the exchange rate of the revenues of subsidiaries Oleoquímica, Oxiteno S.A. and Oxiteno Nordeste equal to the exchange rate of the cost of their main raw materials during their operating cycles. The table below presents our position in this category of swaps as of December 31, 2018:

Swap	Maturity 2019
Notional amount of swaps (in millions of Reais)(1)	34.4
Notional amount of swaps (in millions of dollars)	8.9
Average receiving rate	32.86% of the CDI
Average payment rate	US$ + 0.0% p.a.

(1)	Notional amount converted according to the commercial selling rate reported by the Central Bank (PTAX) as of December 31, 2018.

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

The foreign exchange hedging instruments designated as fair value hedge are:

In millions, except the CDI %	2018	2017
Notional amount – US$	395.0	320.0
Result of hedging instruments – gain/(loss) – R$	149.2	(143.4)
Fair value adjustment of debt – R$	(28.5)	16.5
Financial expense in the statements of profit or loss – R$	(215.9)	(4.1)
Average effective cost – CDI %	104.4	102.7

For more information, see Note 15.c.1 to our consolidated financial statements.

The interest rate hedging instruments designated as fair value hedge are:

In millions, except the CDI %	2018	2017
Notional amount – R$	806.1	566.1
Result of hedging instruments – gain/(loss) – R$	25.8	(3.3)
Fair value adjustment of debt – R$	(13.3)	19.1
Financial expense in the statements of profit or loss – R$	(50.2)	(18.5)
Average effective cost – CDI %	95.8	95.2

Cash flow hedge

The Company and its subsidiaries designate as cash flow hedge of firm commitment and highly probable transactions, derivative financial instruments to hedge “firm commitments” and non-derivative financial instruments to hedge “highly probable future transactions”, so as to hedge against fluctuations arising from changes in exchange rate.

In 2018, the Company had no open exchange rate hedging instruments of firm commitments designated as cash flow hedges (US$115.0 million in 2017). For the exchange rate hedging instruments settled in 2018, a gain of R$ 10.7 million was recognized in the income statement (loss of R$45.4 million in 2017), transferring the unrealized gain of “Other comprehensive income” to the income statement in 2018 (gain of R$5.3 million in 2017), net of deferred income and social contribution taxes.

In 2018, the notional amount of foreign exchange hedging instruments for highly probable future transactions designated as cash flow hedge, related to notes in the foreign market totaled US$570.0 million (US$570.0 million in 2017). In 2018, the unrealized loss of “Other comprehensive income” is R$243.7 million (loss of R$30.5 million in 2017), net of deferred income and social contribution taxes.

In 2018, the notional amount of foreign exchange hedging instruments for highly probable future transactions designated as cash flow hedge, related to future sales revenues of Oxiteno (zero cost collars) totaled US$149.4 million. In 2018, the unrealized gain of “Other comprehensive income” is R$0.2 million, net of deferred income and social contribution taxes.

Net investment hedge in foreign entities

The Company and its subsidiaries designate as net investment hedge in foreign entities notes in the foreign market, for hedging net investment hedge in foreign entities, to offset changes in exchange rates.

In 2018, the balance of foreign exchange hedging instruments designated as net investments hedge in foreign entities, related to part of the investments made in entities which functional currency is other than the Brazilian Real, totaled US$96.0 million (US$113.0 million in 2017). In 2018, the unrealized loss of “Other comprehensive income” is R$45.9 million (loss of R$6.2 million in 2017), net of deferred income and social contribution taxes. The effects of exchange rate changes on investments and hedging instruments were offset in equity.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

In the United States, our common shares are traded in the form of ADSs. Each of our ADSs represents one common share of Ultrapar, issued by The Bank of New York Mellon, as depositary, pursuant to a deposit agreement, dated July 22, 1999, as amended and restated on May 5, 2005, on January 26, 2011, on August 15, 2011, on January 19, 2016 and on March 2, 2018. The depositary’s principal executive office is located at One Wall Street, New York, NY 10286.

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

Reimbursement of fees incurred in 2018

From January 1, 2018 until December 31, 2018, Ultrapar received from the depositary US$490,927, net of withholding taxes, for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADSs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

Under our management’s supervision and with their participation, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, for the period covered by this Form 20-F. The Company’s disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is (a) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (b) accumulated and communicated to our management, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosure. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2018, our disclosure controls and procedures were not effective due to deficiencies in the design and maintenance of our controls regarding change management and privileged access to our Information Technology (“IT”) environment, as described below.

(b)	Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of inherent limitations of internal control over financial reporting, including the possibility of improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

In this context, our management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2018, based on the criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on such assessment and criteria, our management has identified control deficiencies that represent a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. Nevertheless, these deficiencies have not resulted in a misstatement or omission in our financial statements as of and for the year ended December 31, 2018 or this Form 20-F and, accordingly, no adjustments are required to be made thereto as a result of such material weakness.

The material weakness in internal control over financial reporting identified by our management relates to the access to our IT environment, as follows:

a)

Our change management process does not prevent our IT administrators from deploying changes to systems or databases without recording such changes, therefore bypassing the controls and procedures designed for the change management process; and

b)	We did not design, establish or maintain effective controls to monitor our IT administrators’ privileged access to our IT environment.

As a result of the above, and in spite of the existing additional manual controls, designated to mitigate the possibility of a material misstatement, we could not rely on automated and IT-dependent controls, therefore some of the key controls designed to mitigate risks over our financial reporting process could not be tested for their effectiveness.

The Company’s independent registered public accounting firm, KPMG Auditores Independentes, audited the effectiveness of our internal control over financial reporting as of December 31, 2018, as stated in their report below.

Remediation Plan for the Material Weakness

Our management is actively engaged in the planning for, and implementation of, the following remediation efforts to address the material weakness described above, which we plan to complete by the next assessment report by the management:

a)	Automate the process of deploying and changing systems and databases in order to ensure that controls and procedures designed for change management process cannot be bypassed by IT administrators; and

b)	Implement a solution that will establish effective control to monitor privileged access to our IT environment by designing new controls and procedures to address all the risks related to this process.

The designing and implementation processes will be periodically checked by our independent registered public accounting firm, which will evaluate any deviations during this process.

(c)	Report of the Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

The Report of independent registered public accounting firm, KPMG Auditores Independentes (“KPMG”), is presented below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Ultrapar Participações S.A.

Opinion on Internal Control Over Financial Reporting

We have audited Ultrapar Participações S.A. and subsidiaries (the Company) internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weakness, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission”.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2018 and 2017, the related consolidated statements of profit or loss, other comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements) and our report dated April 22, 2019 expressed an unqualified opinion on those consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment:

•

There were ineffective general information technology controls (GITC) in the areas of user access and program change-management over the information technology (IT) system that support the Company’s financial reporting process. As a result, business process automated controls and manual controls with an automated component were also considered ineffective because they could have been adversely impacted.

The material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2018 consolidated financial statements and this report does not affect our report on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Controls over Financial Reporting appearing under Item 15 of the Company’s Annual Report on Form 20-F. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects,

Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

April 22, 2019

(d)	Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting for the year ended December 31, 2018 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Until April 2019, our Fiscal Council acted as an audit committee pursuant to the requirements of the Sarbanes-Oxley Act. We did not appoint an audit committee financial expert, as Brazilian law does not require a Fiscal Council member to have the same attributes of such a financial expert. We believed that our Fiscal Council members had broad commercial experience and extensive business leadership, having held various roles in accountancy, financial management and supervision, treasury and corporate finance. We believed that there was a broad and suitable mix of business and financial experience on the Fiscal Council.

However, in order to adapt to the new rules for the Novo Mercado segment, the extraordinary and annual general shareholders’ meeting held on April 10, 2019, decided that our audit and risks committee must function on a permanent basis to advise the Board of Directors and will be separate from the Fiscal Council.

Also in accordance with the new rules for the Novo Mercado and with the provisions of our bylaws, said committee shall have at least three members, of whom at least one must be an independent member of the Board of Director and one member must have recognized experience in business accounting pursuant to the rules issued by the CVM regarding the registration and practice of independent auditing activities in the securities market.

The members of the audit and risks committee shall be elected by the Board of Directors for a term of office of two years, and the term shall coincide with the term of office of the Directors, with reelection being permitted for successive terms. The Board of Directors will appoint the members of audit and risks committee in a meeting to be held on May 15, 2019.

We believe that the election of a member with recognized experience in business accounting pursuant to the rules issued by the CVM complies with the requirements for the audit committee financial expert.

Notwithstanding the above, under Rule 10A-3(c)(3) of the Exchange Act, considering that (i) our audit and risks committee complies with the rules for the Novo Mercado; (ii) our bylaws expressly requires that the audit and risks committee consist of at least one members of the Board of Directors and one or more persons who are not directors; and (iii) SEC’s interpretative letter issued on November 8, 2018, we are exempt from the audit committee requirements of Section 303A of the NYSE Listed Company Manual.

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

Also, in 2014, we approved the anti-corruption and relationship with public officers’ policy, applicable to shareholders, employees of the Company, third parties and business partners when representing or acting on behalf of the Company. On December 13, 2017, our Board of Directors approved a new Anti-Corruption and Relationship with Public Officers Policy, in force from March 1, 2018 onwards. This policy consolidates the guidelines for corruption prevention to be adopted in the relationship with public officers to protect the integrity and transparency of our businesses.

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

The relationship with our independent registered public accounting firm in respect to the contracting of services unrelated to the external audit is based on principles that preserve the independence of the independent registered public accounting firm. Our Board of Directors approves our financial statements, the performance by our independent registered public accounting firm of audit and permissible non-audit services, and associated fees, supported by our Fiscal Council, which acts as an audit committee pursuant to the requirements of the Sarbanes-Oxley Act. See “Item 6.C. Directors, Senior Management and Employees—Board Practices—Fiscal Council and Audit Committee Exemption” for more information about the responsibilities of the Fiscal Council. Our consolidated financial statements for the year ended December 31, 2018 and 2017 were audited by the independent registered public accounting firm KPMG Auditores Independentes.

The following table describes the total amount billed to us by KPMG Auditores Independentes for services performed in 2018 and 2017:

	2018	2017
	(in thousands of Reais)
Audit Fees	7,373.4	5,780.0
Audit Related Fees	310.0	120.0
Tax Fees	—	—
All Other Fees	—	—

Total Consolidated Audit Fees	7,683.4	5,900.0

“Audit Fees” are the aggregate fees billed by our independent registered public accounting firm for the audit of our consolidated and annual financial statements, reviews of interim financial information and attestation services that are provided in connection with statutory and regulatory filings or engagements.

“Audit Related Fees 2018” are fees related to agreed upon procedures in connection with the process of offering debentures of Ipiranga Produtos de Petróleo S.A.

“Audit Related Fees 2017” are fees related to report of Ipiranga Lubrificantes in connection with the association of Ipiranga and Chevron. See “Item 4.A. Information on the Company—History and Development of the Company.”

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

Until April 2019, our Fiscal Council met the requirements for exemption from audit committee independence pursuant to the requirements of the Sarbanes-Oxley Act. Under Rule 10A-3(c)(3) of the Exchange Act, non-U.S. issuers, such as Ultrapar, are exempt from the audit committee independence requirements of Section 303A of the NYSE Listed Company Manual if they establish, according to their local law or regulations, another body that meets certain requirements. See “Item 6.C. Directors, Senior Management and Employees—Board Practices—Fiscal Council and Audit Committee Exemption.”

The Fiscal Council in office until April 2019, met the following requirements of the general exemption contained in Rule 10A-3(c)(3):

•	the Fiscal Council was established pursuant to Brazilian Corporate Law and our bylaws;

•	under the requirements of Brazilian Corporate Law, our Fiscal Council was a separate body from our Board of Directors;

•	the Fiscal Council was not elected by Ultrapar’s management and no executive officer of Ultrapar is a member of the Fiscal Council;

•

all of the members of the Fiscal Council met the independence requirements from Ultrapar, the management and the independent registered public accounting firm, as set forth by Brazilian Corporate Law and/or listing provisions in Brazil;

•

the Fiscal Council made recommendations to our Board of Directors regarding the appointment, retention and oversight of the work of the independent registered public accounting firm engaged for the purpose of preparing or issuing audit reports for Ultrapar;

•	the Fiscal Council adopted a complaints procedure in accordance with Rule 10A-3(b)(3) of the Exchange Act;

•	the Fiscal Council was authorized to engage independent counsel and other advisers, as it deemed appropriate; and

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

As approved by our shareholders at the extraordinary and annual general shareholders’ meeting held on April 10, 2019, our audit and risks committee shall function on a permanent basis and will be separate from the Fiscal Council, fully in compliance with the rules of the Novo Mercado. Said committee shall assume the duties and obligations mentioned above.

Under Rule 10A-3(c)(3) of the Exchange Act, considering that (i) our audit and risks committee complies with the rules for the Novo Mercado; (ii) our bylaws expressly requires that the audit and risks committee consist of at least one members of the Board of Directors and one or more persons who are not directors; and (iii) SEC’s interpretative letter issued on November 8, 2018, we are exempt from the audit committee requirements of Section 303A of the NYSE Listed Company Manual.

Ultrapar’s reliance on Rule 10A-3(c)(3) does not, in its opinion, materially adversely affect the ability of our audit and risks committee to act independently and to satisfy the other requirements of Rule 10A-3.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

We did not purchase any share issued by the Company in 2018.

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

The new rules for the Novo Mercado segment, in force as of January 2, 2018, established that the companies listed in this segment will have up to the annual shareholders’ meeting to be held in 2021 to adopt new requirements to assure the independence of the members of the Board of Directors, based on their relationship with the company, its direct or indirect controlling shareholder (if applicable), its directors and its executive officers; and subsidiaries, affiliates and joint-ventures.

According to these requirements—to be adopted not later than April 2021—a board member will not be considered independent if he/she (i) is the direct or indirect controlling shareholder of the company; (ii) has his/her voting rights at the board meetings bound to a shareholders’ agreement regarding matters related to the company; (iii) is a spouse, partner or direct or collateral first/second-degree relative of the controlling shareholder or of any executive officer of the company or the controlling shareholder; (iv) was an employee or executive officer of the company or its controlling shareholder in the past three years.

Furthermore, the new rules of the Novo Mercado establish that when deciding whether Board members are independent, some situations must be analyzed in order to verify whether they entail loss of independence due to the characteristics, magnitude and extent of the relationship, as follows: (i) “are they a first/second-degree relative of the controlling shareholder or of any executive officer of the company or the controlling shareholder?”; (ii) “have they been an employee or executive officer the company’s subsidiaries, affiliates or joint-ventures in the past three years?”; (iii) “do they have a business relationship with the company, its controlling shareholder, or a subsidiary, affiliate or joint venture?”; (iv) “do they hold a position in a firm or entity that has a business relationship with the company or with its controlling shareholder, whereby they have decision-making power regarding the activities of the firm or entity?”; (v) “do they receive any compensation from the company, its controlling shareholder, or a subsidiary, affiliate or joint venture other than the compensation relating to their position as a member of the board of directors or committees of the company, its controlling shareholder, or its subsidiaries, affiliates and joint-ventures, excluding income from shares in the company and benefits from supplementary pension plans?”

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

Our bylaws approved on the extraordinary and annual general shareholders’ meeting was amended to reflect the new independence requirements.

As of December 31, 2018, our Board of Directors consisted of eight members, six of whom were independent non-executive members and two were shareholders of Ultra S.A. On April 10, 2019, the extraordinary and annual general shareholders’ meeting elected the Board of Directors for a two-year term. The new composition of the Board of Directors is comprised of ten members, all non-executive members and eight independent members, according to the criteria and process set forth in the bylaws approved by the shareholders meeting on April 19, 2017. One of these two non-independent board members was executive officer of Ultrapar until December 2006 and one of them was executive officer of Ultrapar until December 2012. See “Item 6.C. Directors, Senior Management and Employees—Board Practices” and “Exhibit 1.1—Bylaws of Ultrapar, dated as of April 10, 2019.”

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

Committees

NYSE rules require that U.S. domestic listed companies have a nominating/corporate governance committee and a compensation committee composed entirely of independent directors and governed by a written charter addressing the committee’s purpose and responsibilities. Under the Brazilian Corporate Law, we are not required to have a nominating committee, a corporate governance committee or a compensation committee. Notwithstanding, our bylaws provides for a people committee (formerly named compensation committee), strategy committee and an audit and risks committee, as ancillary bodies of the Board of Directors. See “Item 4.A. History and Development of the Company—New corporate governance structure”, “Item 6.C. Directors, Senior Management and Employees—Board Practices” and “Exhibit 1.1—Bylaws of Ultrapar, dated as of April 10, 2019.”

Alexandre Gonçalves Silva, Lucio de Castro Andrade Filho, Nildemar Secches and Pedro Wongtschowski, who are also members of the Board of Directors elected on the annual and extraordinary general shareholders meeting held on April 2017 (being both Alexandre Gonçalves Silva and Nildemar Secches independent directors), were members of our people committee as of December 31, 2018. The new members of the people committee, as well as of the audit and risks committee and strategy committee, shall be elected by the Board of Directors for a term of office of two years, coincident with the term of office of the directors, in a meeting to be held on May 15, 2019.

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

As of December 31, 2018, our Fiscal Council satisfied the requirements of Rule 10A–3(c)(3) of the Exchange Act. Our Fiscal Council consists of three members and their respective alternate members, and it is a separate corporate body independent from our management. The members of our Fiscal Council are elected by our shareholders at the annual general shareholders’ meeting for one-year term and are eligible for reelection. Under the Brazilian Corporate Law, individuals who are members of the Board of Directors or are executive officers or employees or spouses or relatives of any member of the Company’s management are not eligible to serve on the Fiscal Council.

Our Fiscal Council acts on a non-permanent basis.

Until April 2019, our Fiscal Council acted as an audit committee pursuant to the requirements of the Sarbanes-Oxley Act. However, in order to adapt to the new rules for the Novo Mercado segment, it was approved by the extraordinary and annual general shareholders’ meeting held on April 10, 2019, that our audit and risks committee must function on a permanent basis to advise the Board of Directors and will be separate from the Fiscal Council.

This committee shall be responsible for (a) recommending to the Board of Directors the retention and dismissal of independent audit services, as well as proposing to the Board of Directors the nomination of the independent auditor and their replacement; (b) reviewing the management report and the financial statements of the Company and of its controlled companies, and providing the recommendations it deems necessary to the Board of Directors; (c) reviewing the quarterly financial information and the periodic financial statements prepared by the Company; (d) monitoring the activities of the Company’s internal audit and internal controls departments, including follow-up and assessment of the effectiveness and sufficiency of the internal control structure and of the internal and independent audit processes of the Company and of its controlled companies, including in relation to the provisions set forth in the Sarbanes-Oxley Act, submitting the recommendations it deems necessary for the improvement of policies, practices and procedures; (e) evaluating and monitoring the Company’s risk exposure, as per the Risk Management Policy, as well as providing its opinion on any review of the contents thereof, in addition to advising the Board of Directors in connection with the setting of acceptable risk levels; (f) establishing procedures for the acceptance and handling of information submitted by any party relating to alleged noncompliance with applicable legal and regulatory requirements applicable to the Company, in addition to internal regulations, policies and codes, including procedures for confidential or anonymous submission, safeguarding information secrecy; (g) interacting with the other Company’s governing bodies in connection with the receipt and review of information on noncompliance with legal and regulatory requirements applicable to the Company, as well as with internal regulations; and (h) providing its opinion on the matters submitted to it by the Board of Directors, as well as on those matters it determines to be relevant.

Under Rule 10A-3(c)(3) of the Exchange Act, considering that (i) our audit and risks committee complies with the rules for the Novo Mercado; (ii) our bylaws expressly requires that the audit and risks committee consist of at least one members of the Board of Directors and one or more persons who are not directors; and (iii) SEC’s interpretative letter issued on November 8, 2018, we are exempt from the audit committee requirements of Section 303A of the NYSE Listed Company Manual.

For more information, see “Item 6.C. Directors, Senior Management and Employees—Board Practices—Fiscal Council and Audit Committee Exemption” and “Exhibit 1.1—Bylaws of Ultrapar, dated as of April 10, 2019.”

Shareholder Approval of Equity Compensation Plans

NYSE rules require that equity compensation plans for U.S. domestic listed companies be subject to shareholder approval, with limited exceptions. In November 2003, our shareholders approved the Deferred Stock Plan. In accordance with the Deferred Stock Plan, the Board of Directors determines the eligible participants and the number of shares to which each participant shall have rights. See “Item 6.B. Directors, Senior Management and Employees—Compensation.” At the annual general shareholders’ meeting held on April 19, 2017, our shareholders approved a new stock-based incentive plan for our employees and executives.

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

Our bylaws also (i) establish a mandatory tender offer for 100% of the Company’s shareholders in the event a shareholder, or a group of shareholders acting in concert, acquire or become holder of 20% of the Company’s shares, excluding treasury shares, and (ii) create a strategy, an audit and risks and a people committees, as ancillary bodies of the Board of Directors. Our bylaws do not establish any limitation on voting rights, special treatment to current shareholders, public tender offers for a price above that of the acquisition price of shares or any other poison pill provisions, thus assuring the effectiveness of a majority shareholders’ approval on all matters to be deliberated. See “Item 4.A. History and Development of the Company—New corporate governance structure” and “Exhibit 1.1—Bylaws of Ultrapar, dated as of April 10, 2019.”

In addition, as mentioned above, on September 2017, new rules for Novo Mercado were approved by the CVM. Some of the modifications of the Novo Mercado Rules include the following requirements: (i) set up an audit committee (statutory or non statutory); (ii) structure and disclose a process of assessment of the Board of Directors, its committees and executive officers; (iii) establish and disclose a Code of Conduct, as well as a Compensation Policy, a Nomination Policy for the Board of Directors, its Committees and Executive Officer, a Risk Management Policy, a Related Party Transaction Policy and Securities Trading Policy, all of them with minimum requirements. Despite the fact that the companies listed in this segment must fully comply with the regulations until the general shareholders’ meeting of 2021, our bylaws were amended to reflect, among other amendments, such requirements.

Code of Business Conduct and Ethics

NYSE rules require that U.S. domestic listed companies adopt and disclose a code of business conduct and ethics for directors, officers and employees. In 2004, we established a code of ethics, which was amended on September 17, 2014 and on December 17, 2017. For the complete amended code of ethics please see our Form 6-K furnished to the SEC on March 1, 2018. The main objectives of this code is (i) to reduce the subjectivity of personal interpretations of ethical principles; and (ii) to be a formal and institutional benchmark for the professional conduct of our employees, including the ethical handling of actual or apparent conflicts of interests, becoming a standard for the internal and external relationship of the Company with its stakeholders. See “Item 16.B. — Code of Ethics.”

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this Item.

ITEM 18.	FINANCIAL STATEMENTS

We file the following consolidated financial statements together with the reports of independent registered public accountants’ firms, as part of this annual report:

ITEM 19.	EXHIBITS

We are filing the following documents as part of this Annual Report Form 20-F:

1.1	Bylaws of Ultrapar, dated as of April 10, 2019.
2.1	Shareholders’ Agreement dated March 22, 2000 (incorporated by reference to Exhibit 2.1 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).
2.2	Amendment dated as of March 31, 2006 to the Indenture dated as of December 20, 2005 (incorporated by reference to Exhibit 2.3 to Form 20-F of Ultrapar Participações S.A. filed on May 5, 2006).
2.3	Ipiranga Group Shareholders’ Agreement entered into by and among Ultrapar, Petrobras and Braskem, dated April 18, 2007 — English Translation (incorporated by reference to Exhibit 2.7 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).
2.4	RPR Shareholders Agreement entered into by and among Ultrapar, Petrobras and Braskem, dated April 18, 2007 — English Translation (incorporated by reference to Exhibit 2.8 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).
2.5	Rules of the Novo Mercado—English translation (incorporated by reference to Exhibit 2.9 to Form 20-F of Ultrapar Participações S.A. filed on April 6, 2018).

2.6	Ultrapar Participações S.A. 5th Public Offering Indenture of Simple, Non-Convertible into Shares, Single-Series, Unsecured Debentures, for Public Distribution with Restricted Placement Efforts between Ultrapar Participações S.A. and Pentágono S.A. DTVM, dated March 3, 2015 (incorporated by reference to Form 6-K of Ultrapar Participações S.A. filed on March 13, 2015).
2.7	Shareholders’ Agreement dated May 2, 2018 (incorporated by reference to the report on Form 6-K furnished by Ultrapar Participações S.A. filed on May 2, 2018).
2.8	Ultrapar Participações S.A. 6th Public Offering Indenture of Simple, Non-Convertible into Shares, Single-Series, Unsecured Debentures, for Public Distribution with Restricted Placement Efforts between Ultrapar Participações S.A. and Pentágono S.A. DTVM, dated February 22, 2018 (incorporated by reference to Form 6-K of Ultrapar Participações S.A. filed on February 22, 2018).
2.9	Indenture, dated as of October 6, 2016 among Ultrapar International S.A., as Issuer, Ultrapar Participações S.A. and Ipiranga Produtos de Petróleo, as guarantors, The Bank of New York Mellon, as Trustee, Transfer Agent and Registrar, The Bank of New York Mellon, as Principal Paying Agent and The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg Paying Agent and Luxembourg Transfer Agent.
4.1	Share Sale and Purchase Agreement related to the sale and purchase of the entire share capital of Shell Gás (LPG) Brasil S.A. (incorporated by reference to Exhibit 10.2 to Form F-1 of Ultrapar Participações S.A. filed on February 2, 2005).
4.2	Form of agreement between Ultragaz and independent dealers (incorporated by reference to Exhibit 10.4 to Form F-1 of Ultrapar Participações S.A. filed on February 2, 2005, as amended).
4.3	Take or pay agreement between Tequimar and CODEBA (incorporated by reference to Exhibit 10.5 to Form F-1 of Ultrapar Participações S.A. filed on February 2, 2005, as amended).
4.4	The Investment Agreement entered into by and among Ultrapar, Petrobras and Braskem dated March 18, 2007—English translation, as amended by the Amendment to Investment Agreement entered into by and among Ultrapar, Petrobras and Braskem dated April 18, 2007—English Summary (incorporated by reference to Exhibit 4.4 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).
4.5	Share Purchase Agreement entered into by and among Ultrapar, Petrobras, Braskem and the Key Shareholders of RPR, DPPI and CBPI, dated March 18, 2007—English Summary (incorporated by reference to Exhibit 4.5 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).
4.6	Braskem/Petrobras Asset Security Agreement entered into by and among Ultrapar, Petrobras and Braskem, dated April 18, 2007—English Summary (incorporated by reference to Exhibit 4.6 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).
4.7	Petrobras Asset Security Agreement entered into by and among Ultrapar, Petrobras and Braskem, dated April 18, 2007—English Summary (incorporated by reference to Exhibit 4.7 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).
4.8	Ethylene Supply Agreement between Braskem S.A. and Oxiteno Nordeste S.A. Indústria e Comércio, dated June 13, 2008—English Summary (incorporated by reference to Exhibit 4.8 to Form 20-F of Ultrapar Participações S.A. filed on June 30, 2010).
4.9	Fourth Amendment to the Ethylene Supply Agreement between Braskem S.A. and Oxiteno Nordeste S.A. Indústria e Comércio, dated January 1, 2013—English Summary (incorporated by reference to Exhibit 4.9 to Form 20-F of Ultrapar Participações S.A. filed on April 30, 2013).
4.10	Share Purchase Agreement between Ultrapar Participações S.A.’s subsidiary Terminal Químico de Aratu S.A. and Unipar, dated June 6, 2008, including Amendment dated September 22, 2008—English Summary (incorporated by reference to Exhibit 4.8 to from 20-F of Ultrapar Participações S.A. filed on June 29, 2009).
4.11	Ethylene Supply Agreement between Petroquímica União S.A. and Oxiteno S.A. Indústria e Comércio, dated August 1, 2008—English Summary (incorporated by reference to Exhibit 4.10 to Form 20-F of Ultrapar Participações S.A. filed on June 30, 2010).
4.12	Securities Purchase Agreement entered into by and among Chevron, CBL, Galena and SBP, dated August 14, 2008 (incorporated by reference to Exhibit 4.9 to Form 20-F of Ultrapar Participações S.A. filed on June 29, 2009).
4.13	Revolving Line of Credit Agreement among Banco Nacional de Desenvolvimento Econômico e Social (BNDES), Companhia Brasileira de Petróleo Ipiranga, Companhia Ultragaz S/A, Oleoquímica Indústria e Comércio de Produtos Químicos Ltda, Oxiteno Nordeste S/A Indústria e Comércio, Tequimar—Terminal Químico de Aratu S/A, Tropical Transportes Ipiranga Ltda. and Ultrapar Participações S.A., dated December 16, 2008—English Summary (incorporated by reference to Exhibit 4.12 to Form 20-F of Ultrapar Participações S.A. filed on June 30, 2010).
4.14	Amendment No. 1 to Securities Purchase Agreement entered into by and among Chevron, CBL, Galena and SBP, dated March 30, 2009 (incorporated by reference to Exhibit 4.10 to Form 20-F of Ultrapar Participações S.A. filed on June 29, 2009).
4.15	Line of Credit Agreements between Banco do Brasil S.A. and Ipiranga Produtos de Petróleo S.A., each dated June 16, 2010—English Summary (incorporated by reference to Exhibit 4.14 to Form 20-F of Ultrapar Participações S.A. filed on June 30, 2010).

4.16	Amendment to the line of Credit Agreements between Banco do Brasil S.A. and Ipiranga Produtos de Petróleo S.A., each dated February 7, 2013—English Summary (incorporated by reference to Exhibit 4.16 to Form 20-F of Ultrapar Participações S.A. filed on April 30, 2013).
4.17	Association and Other Covenants Agreement to effect the merger of shares (incorporação de ações) of Extrafarma with Ultrapar, dated September 30, 2013 — English Summary (incorporated by reference to Exhibit 4.17 to Form 20-F of Ultrapar Participações S.A. filed on April 30, 2014).
4.18	Protocol and Justification of Incorporação de Ações (merger of shares) issued by Imifarma Produtos Farmacêuticos e Cosméticos S.A. by Ultrapar Participações S.A., dated December 17, 2013 (incorporated by reference to the report on Form 6-K furnished by Ultrapar Participações S.A. filed on December 27, 2013, as amended).
8.1	List of subsidiaries of Ultrapar (incorporated by reference to Note 3 to our consolidated financial statements included in this annual report).
11.1	Code of Ethics, amended on March 1, 2018 (incorporated by reference to the report on Form 6-K furnished by Ultrapar Participações S.A. on March 1, 2018).
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Documentation with respect to our corporate restructuring of 2002 (incorporated by reference to the reports on Form 6-K, furnished on October 15, 2002, November 1, 2002 and December 6, 2002).

There are certain promissory notes and other instruments and agreements with respect to long-term debt of our Company omitted from the exhibits filed with or incorporated by reference into this annual report, none of which authorizes securities in a total amount that exceeds 10% of the total assets of our Company. See “Item 5.B. Operating and Financial Review and Prospect—Liquidity and Capital Resources—Indebtedness.” We hereby agree to furnish to the SEC copies of any such omitted promissory notes or other instruments or agreements as the Commission requests.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPAR PARTICIPAÇÕES S.A.

By:	/S/ FREDERICO PINHEIRO FLEURY CURADO
Name:	Frederico Pinheiro Fleury Curado
Title:	Chief Executive Officer

Date: April 22, 2019	By:	/S/ ANDRÉ PIRES DE OLIVEIRA DIAS
	Name:	André Pires de Oliveira Dias
	Title:	Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

Consolidated

Financial Statements

for the Year Ended

December 31, 2018 and

Report of Independent Registered

Public Accounting Firm

Ultrapar Participações S.A. and Subsidiaries

Consolidated Financial Statements for the Year Ended December 31, 2018

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Ultrapar Participações S.A.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Ultrapar Participações S.A. and subsidiaries (the Company) as of December 31, 2018 and 2017, the related consolidated statements of profit or loss, other comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2018, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 22, 2019 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2017.

/S/ KPMG Auditores Independentes

KPMG Auditores Independentes

São Paulo – SP

April 22, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Ultrapar Participações S.A.

São Paulo - SP - Brazil

We have audited the accompanying consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows of Ultrapar Participações S.A. and subsidiaries (the “Company”) for the year ended December 31, 2016. These financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of Ultrapar Participações S.A. and subsidiaries for the year ended December 31, 2016, in conformity with International Financial Reporting Standards - IFRS, issued by the International Accounting Standards Board - IASB.

As discussed in Note 2.x.1 to the consolidated financial statements, the accompanying 2016 financial statements have been retrospectively adjusted for the impacts of the adoption of IFRS 9 – Financial instruments and IFRS 15 – Revenue from contracts with customers, and other reclassifications.

/S/ DELOITTE TOUCHE TOHMATSU Auditores Independentes

DELOITTE TOUCHE TOHMATSU

Auditores Independentes

São Paulo, Brazil

April 28, 2017

(April 22, 2019 as to Note 2.x.1)

Ultrapar Participações S.A. and Subsidiaries

Statements of Financial Position

as of December 31, 2018 and 2017

(In thousands of Brazilian Reais)

Assets	Note	12/31/2018	12/31/2017	1/1/2017
			Restated	Restated (i)
Current assets
Cash and cash equivalents	4.a	3,938,951	5,002,004	4,274,158
Financial investments and hedging instruments	4.b	2,853,106	1,283,498	1,412,587
Trade receivables	5.a	4,069,307	3,861,325	3,177,112
Reseller financing	5.b	367,262	286,569	211,055
Inventories	6	3,354,532	3,513,710	2,781,377
Recoverable taxes	7.a	639,699	664,954	382,361
Recoverable income and social contribution taxes	7.b	257,182	216,630	159,411
Dividends receivable		1,064	11,137	8,616
Other receivables		58,561	44,025	20,573
Receivables – insurer’s indemnification	22.b	—	—	366,678
Prepaid expenses	10	187,570	150,046	123,883
Contractual assets with customers – exclusive rights	11	484,473	456,213	448,316

Total current assets		16,211,707	15,490,111	13,366,127
Non-current assets
Financial investments and hedging instruments	4.b	202,349	84,426	15,104
Trade receivables	5.a	81,569	46,301	49,601
Reseller financing	5.b	348,268	283,690	177,484
Related parties	8.a	490	490	490
Deferred income and social contribution taxes	9.a	514,187	614,061	459,618
Recoverable taxes	7.a	747,180	234,700	146,753
Recoverable income and social contribution taxes	7.b	105,602	78,542	35,864
Escrow deposits	21.a	881,507	822,660	778,770
Indemnification asset – business combination	21.c	194,719	202,352	—
Other receivables		1,411	7,918	2,678
Prepaid expenses	10	399,095	346,886	222,518
Contractual assets with customers – exclusive rights	11	1,034,004	1,046,147	989,768

Total long term assets		4,510,381	3,768,173	2,878,648
Investments
In joint-ventures	12.a	101,954	122,061	116,142
In associates	12.b	24,338	25,341	22,731
Other		2,795	2,792	2,814

		129,087	150,194	141,687
Property, plant, and equipment, net	13	7,278,865	6,637,826	5,796,418
Intangible assets, net	14	2,369,355	2,238,042	1,891,636

Total non-current assets		14,287,688	12,794,235	10,708,389

Total assets		30,499,395	28,284,346	24,074,516

(i)	See Note 2.x.1

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of Financial Position

as of December 31, 2018 and 2017

(In thousands of Brazilian Reais)

Liabilities	Note	12/31/2018	12/31/2017	1/1/2017
			Restated	Restated (i)
Current liabilities
Loans and hedging instruments	15	2,007,430	1,819,766	1,821,398
Debentures	15.g	263,718	1,681,199	651,591
Finance leases	15.i	2,849	2,710	2,615
Trade payables	16	2,551,607	2,155,498	1,709,563
Trade payables—agreement	16	180,070	—	—
Salaries and related charges	17	428,192	388,118	362,718
Taxes payable	18	268,005	221,529	168,386
Dividends payable	25.h	284,024	338,845	320,883
Income and social contribution taxes payable		55,477	86,836	139,981
Post-employment benefits	19.b	45,655	30,059	24,940
Provision for asset retirement obligation	20	4,382	4,799	4,563
Provision for tax, civil, and labor risks	21.a	77,822	64,550	52,694
Trade payables – customers and third parties’ indemnification	22.a	3,501	72,216	99,863
Other payables		137,494	125,150	102,714
Deferred revenue	23	26,572	18,413	22,300

Total current liabilities		6,336,798	7,009,688	5,484,299
Non-current liabilities
Loans and hedging instruments	15	6,487,400	6,113,545	6,800,135
Debentures	15.g	6,401,535	3,927,569	2,095,290
Finance leases	15.i	43,217	45,805	46,101
Related parties	8.a	4,071	4,185	4,272
Deferred income and social contribution taxes	9.a	9,297	83,642	7,645
Post-employment benefits	19.b	204,160	207,464	119,811
Provision for asset retirement obligation	20	50,285	59,975	73,001
Provision for tax, civil, and labor risks	21.a; 21.c	865,249	861,246	727,088
Deferred revenue	23	11,850	12,896	12,510
Subscription warrants – indemnification	24	123,095	171,459	153,429
Other payables		162,409	162,834	74,884

Total non-current liabilities		14,362,568	11,650,620	10,114,166
Equity
Share capital	25.a; 25.f	5,171,752	5,171,752	3,838,686
Equity instrument granted	25.b	4,309	536	—
Capital reserve	25.d	542,400	549,778	552,038
Treasury shares	25.c	(485,383)	(482,260)	(483,879)
Revaluation reserve on subsidiaries	25.e	4,712	4,930	5,339
Profit reserves	25.f	4,099,092	3,629,851	4,383,965
Valuation adjustments	25.g	(63,989)	154,824	(23,987)
Cumulative translation adjustments	25.g	65,857	53,061	7,519
Additional dividends to the minimum mandatory dividends	25.h	109,355	163,742	165,515

Equity attributable to:
Shareholders of the Company		9,448,105	9,246,214	8,445,196
Non-controlling interests in subsidiaries		351,924	377,824	30,855

Total equity		9,800,029	9,624,038	8,476,051

Total liabilities and equity		30,499,395	28,284,346	24,074,516

(i)	See Note 2.x.1

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of Profit or Loss

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais, except earnings per share)

	Note	2018	2017	2016
			Restated	Restated
Net revenue from sales and services	26	90,697,983	79,230,014	76,740,033
Cost of products and services sold	27	(84,537,368)	(72,431,473)	(70,196,945)

Gross profit		6,160,615	6,798,541	6,543,088
Operating income (expenses)
Selling and marketing	27	(2,670,867)	(2,486,389)	(2,220,193)
General and administrative	27	(1,625,839)	(1,576,528)	(1,445,859)
Loss on disposal of property, plant and equipment and intangibles	28	(22,088)	(2,242)	(6,134)
Other operating income, net	29	57,533	59,360	198,972

Operating income before financial income (expenses) and share of profit (loss) of joint ventures and associates		1,899,354	2,792,742	3,069,874

Share of profit (loss) of joint ventures and associates	12	(14,779)	20,673	7,476

Operating income before financial income (expenses) and income and social contribution taxes		1,884,575	2,813,415	3,077,350
Financial income	30	681,235	585,101	513,243
Financial expenses	30	(794,771)	(1,059,397)	(1,355,819)

Financial result, net		(113,536)	(474,296)	(842,576)

Income before income and social contribution taxes		1,771,039	2,339,119	2,234,774

Income and social contribution taxes
Current	9.b; 9c	(476,302)	(922,458)	(800,497)
Deferred	9.b	(162,417)	109,204	112,539

		(638,719)	(813,254)	(687,958)
Net income for the year		1,132,320	1,525,865	1,546,816

Net income for the year attributable to:
Shareholders of the Company		1,150,421	1,526,505	1,537,837
Non-controlling interests in subsidiaries		(18,101)	(640)	8,979
Earnings per share (based on weighted average number of shares outstanding) – R$
Basic	31	1.0611	1.4084	1.4203
Diluted	31	1.0541	1.3984	1.4095

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of Comprehensive Income

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais)

	Note	2018	2017	2016
			Restated	Restated
Net income for the year		1,132,320	1,525,865	1,546,816

Items that are subsequently reclassified to profit or loss:
Fair value adjustments of financial instruments of subsidiaries, net	25.g	(213,937)	(4,016)	(33,653)
Fair value adjustments of financial instruments of joint ventures, net	25.g	(2,329)	3,535	(1,014)
Cumulative translation adjustments, net of hedge of net investments in foreign operations and income and social contribution taxes	25.g	12,796	45,542	(59,406)
Items that are not subsequently reclassified to profit or loss:
Actuarial losses of post-employment benefits of subsidiaries, net	25.g	(5,282)	(23,856)	(8,647)
Actuarial gains of post-employment benefits of joint ventures, net	25.g	(1,375)	544	374

Total comprehensive income for the year		922,193	1,547,614	1,444,470

Total comprehensive income for the year attributable to shareholders of the Company		944,404	1,553,489	1,435,491
Total comprehensive income for the year attributable to non-controlling interest in subsidiaries		(22,211)	(5,875)	8,979

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of Changes in Equity

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais)

							Profit reserve						Equity attributable to:
	Note	Share capital	Equity instrument granted	Capital reserve	Treasury shares	Revaluation reserve on subsidiaries	Legal reserve	Investments statutory reserve	Valuation adjustments	Cumulative translation adjustments	Retained earnings	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non-controlling interests in subsidiaries	Consolidated equity
Balance as of December 31, 2017—Restated	2.x	5,171,752	536	549,778	(482,260)	4,930	629,144	3,000,707	154,824	53,061	—	163,742	9,246,214	377,824	9,624,038
Net income for the year		—	—	—	—	—	—	—	—	—	1,150,421	—	1,150,421	(18,101)	1,132,320
Other comprehensive income:
Fair value adjustments of financial assets, net of income taxes	25.g	—	—	—	—	—	—	—	(216,245)	—	—	—	(216,245)	(21)	(216,266)
Actuarial losses of post-employment benefits, net of income taxes	25.g	—	—	—	—	—	—	—	(2,568)	—	—	—	(2,568)	(4,089)	(6,657)
Currency translation of foreign subsidiaries, including the effect of net investments hedge	25.g	—	—	—	—	—	—	—	—	12,796	—	—	12,796	—	12,796

Total comprehensive income for the year		—	—	—	—	—	—	—	(218,813)	12,796	1,150,421	—	944,404	(22,211)	922,193
Equity instrument granted	25.b	—	3,773	—	—	—	—	—	—	—	—	—	3,773	—	3,773
Stock plan	8.c; 25.c	—	—	(7,378)	(3,123)	—	—	—	—	—	—	—	(10,501)	—	(10,501)
Realization of revaluation reserve of subsidiaries	25.e	—	—	—	—	(218)	—	—	—	—	218	—	—	—	—
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	25.e	—	—	—	—	—	—	—	—	—	(3)	—	(3)	—	(3)
Expired dividends		—	—	—	—	—	—	—	—	—	3,170	—	3,170	—	3,170
Transfer to investments reserve		—	—	—	—	—	—	3,385	—	—	(3,385)	—	—	—	—
Additional dividends attributable to non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	—	(3,689)	(3,689)
Approval of additional dividends by the Shareholders’ Meeting	25.h	—	—	—	—	—	—	—	—	—	—	(163,742)	(163,742)	—	(163,742)
Allocation of net income:
Legal reserve	25.f; 25.h	—	—	—	—	—	57,521	—	—	—	(57,521)	—	—	—	—
Interim dividends (R$ 0.56 per share of the Company)	25.h	—	—	—	—	—	—	—	—	—	(304,241)	—	(304,241)	—	(304,241)
Proposed dividends (R$ 0.70 per share of the Company)	25.h	—	—	—	—	—	—	—	—	—	(380,324)	109,355	(270,969)	—	(270,969)
Statutory reserve	25.f; 25.h	—	—	—	—	—	—	408,335	—	—	(408,335)	—	—	—	—

Balance as of December 31, 2018		5,171,752	4,309	542,400	(485,383)	4,712	686,665	3,412,427	(63,989)	65,857	—	109,355	9,448,105	351,924	9,800,029

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of Changes in Equity

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais)

							Profit reserve							Equity attributable to:
	Note	Share capital	Equity instrument granted	Capital reserve	Treasury shares	Revaluation reserve on subsidiaries	Legal reserve	Investments statutory reserve	Retention of profits	Valuation adjustments	Cumulative translation adjustments	Retained earnings	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non-controlling interests in subsidiaries	Consolidated equity
Balance as of January 1, 2017—Restated	2.x	3,838,686	—	552,038	(483,879)	5,339	550,428	2,500,471	1,333,066	(23,987)	7,519	—	165,515	8,445,196	30,854	8,476,050
Net income for the year		—	—	—	—	—	—	—	—	—	—	1,526,505	—	1,526,505	(640)	1,525,865
Other comprehensive income:
Fair value adjustments of financial assets, net of income taxes	25.g	—	—	—	—	—	—	—	—	(481)	—	—	—	(481)	—	(481)
Actuarial losses of post-employment benefits, net of income taxes	25.g	—	—	—	—	—	—	—	—	(18,077)	—	—	—	(18,077)	(5,235)	(23,312)
Currency translation of foreign subsidiaries, including the effect of net investments hedge	25.g	—	—	—	—	—	—	—	—	—	45,542	—	—	45,542	—	45,542

Total comprehensive income for the year		—	—	—	—	—	—	—	—	(18,558)	45,542	1,526,505	—	1,553,489	(5,875)	1,547,614
Equity instrument granted	25.b	—	536	—	—	—	—	—	—	—	—	—	—	536	—	536
Capital increase with reserves	25.f	1,333,066	—	—	—	—	—	—	(1,333,066)	—	—	—	—	—	—	—
Stock plan	25.c	—	—	(2,260)	1,619	—	—	—	—	—	—	—	—	(641)	—	(641)
Realization of revaluation reserve of subsidiaries	25.e	—	—	—	—	(409)	—	—	—	—	—	409	—	—	—	—
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	25.e	—	—	—	—	—	—	—	—	—	—	(96)	—	(96)	—	(96)
Expired dividends		—	—	—	—	—	—	—	—	—	—	3,029	—	3,029	—	3,029
Transfer to investments reserve		—	—	—	—	—	—	3,342	—	—	—	(3,342)	—	—	—	—
Additional dividends attributable to non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	—	—	(8,730)	(8,730)
Approval of additional dividends by the Shareholders’ Meeting	25.h	—	—	—	—	—	—	—	—	—	—	—	(165,515)	(165,515)	—	(165,515)
Non-controlling interests added due to business combination	3.c	—	—	—	—	—	—	—	—	—	—	—	—	—	182,603	182,603
Non-controlling interests changes – CBLSA	3.c;25.g	—	—	—	—	—	—	—	—	197,369	—	—	—	197,369	178,972	376,341
Allocation of net income:
Legal reserve	25.f; 25.g	—	—	—	—	—	78,716	—	—	—	—	(78,716)	—	—	—	—
Interim dividends (R$ 0.85 per share of the Company)	25.h	—	—	—	—	—	—	—	—	—	—	(461,868)	—	(461,868)	—	(461,868)
Proposed dividends (R$ 0.90 per share of the Company)	25.h	—	—	—	—	—	—	—	—	—	—	(489,027)	163,742	(325,285)	—	(325,285)
Statutory reserve	25.f; 25.h	—	—	—	—	—	—	496,894	—	—	—	(496,894)	—	—	—	—

Balance as of December 31, 2017—Restated		5,171,752	536	549,778	(482,260)	4,930	629,144	3,000,707	—	154,824	53,061	—	163,742	9,246,214	377,824	9,624,038

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of Changes in Equity

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais)

						Profit reserve							Shareholders’ equity attributable to:
	Note	Share capital	Capital reserve	Treasury shares	Revaluation reserve on subsidiaries	Legal reserve	Investments statutory reserve	Retention of profits	Valuation adjustments	Cumulative translation adjustments	Retained earnings	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non- controlling interests in subsidiaries	Consolidated equity
Balance as of December 31, 2015		3,838,686	546,607	(490,881)	5,590	472,350	1,996,583	1,333,066	18,953	66,925	—	157,162	7,945,041	29,088	7,974,129
Effects of IFRS adoption	2.x	—	—	—	—	—	—	—	—	—	(58,679)	—	(58,679)	(26)	(58,705)
Transfer of effects of IFRS adoption		—	—	—	—	—	(58,679)	—	—	—	58,679	—	—	—	—

Balance as of January 1, 2016—Restated	2.x	3,838,686	546,607	(490,881)	5,590	472,350	1,937,904	1,333,066	18,953	66,925	—	157,162	7,886,362	29,062	7,915,424
Net income for the year		—	—	—	—	—	—	—	—	—	1,537,837	—	1,537,837	8,979	1,546,816
Other comprehensive income:
Fair value adjustments of available for sale, net of income taxes	2.c; 23.g	—	—	—	—	—	—	—	(34,667)	—	—	—	(34,667)	—	(34,667)
Actuarial losses of post-employment benefits, net of income taxes	2.o; 23.g	—	—	—	—	—	—	—	(8,273)	—	—	—	(8,273)	—	(8,273)
Currency translation of foreign subsidiaries, including the effect of net investments hedge	2.c;2.r; 23.g	—	—	—	—	—	—	—	—	(59,406)	—	—	(59,406)	—	(59,406)

Total comprehensive income for the year		—	—	—	—	—	—	—	(42,940)	(59,406)	1,537,837	—	1,435,491	8,979	1,444,470
Sale of treasury shares	8.c; 23.c	—	5,431	7,002	—	—	—	—	—	—	—	—	12,433	—	12,433
Realization of revaluation reserve of subsidiaries	23.e	—	—	—	(251)	—	—	—	—	—	251	—	—	—	—
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	23.e	—	—	—	—	—	—	—	—	—	(42)	—	(42)	—	(42)
Expired dividends		—	—	—	—	—	—	—	—	—	9,868	—	9,868	—	9,868
Transfer to investments reserve		—	—	—	—	—	10,077	—	—	—	(10,077)	—	—	—	—
Additional dividends attributable to non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	—	(7,186)	(7,186)
Approval of additional dividends by the Shareholders’ Meeting	23.h	—	—	—	—	—	—	—	—	—	—	(157,162)	(157,162)	—	(157,162)
Allocation of net income:
Legal reserve	23.f;23.h	—	—	—	—	78,078	—	—	—	—	(78,078)	—	—	—	—
Interim dividends (R$ 0.80 per share of the Company)	23.h	—	—	—	—	—	—	—	—	—	(434,619)	—	(434,619)	—	(434,619)
Proposed dividends (R$ 0.87 per share of the Company)	23.h	—	—	—	—	—	—	—	—	—	(472,650)	165,515	(307,135)	—	(307,135)
Retention of profits	23.f;23.h	—	—	—	—	—	552,490	—	—	—	(552,490)	—	—	—	—

Balance as of December 31, 2016—Restated		3,838,686	552,038	(483,879)	5,339	550,428	2,500,471	1,333,066	(23,987)	7,519	—	165,515	8,445,196	30,854	8,476,050

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of Cash Flows—Indirect Method

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais)

	Note	2018	2017	2016
			Restated	Restated
Cash flows from operating activities
Net income for the year		1,132,320	1,525,865	1,546,816
Adjustments to reconcile net income to cash provided by operating activities
Share of loss (profit) of joint ventures and associates	12	14,779	(20,673)	(7,476)
Amortization of contractual assets with customers – exclusive rights	11	371,825	463,049	463,490
Depreciation and amortization	13;14	812,489	704,544	628,156
PIS and COFINS credits on depreciation	13;14	15,721	13,134	12,581
Interest and foreign exchange rate variations		1,026,515	854,671	763,793
Deferred income and social contribution taxes	9.b	162,417	(109,204)	(112,539)
(Gain) loss on disposal of property, plant and equipment and intangibles	28	22,088	2,242	6,134
Estimated losses on doubtful accounts		69,250	132,756	79,983
Provision for losses in inventories		(1,498)	(802)	555
Provision for post-employment benefits		4,854	13,968	7,631
Other provisions and adjustments		(135)	1,539	(903)

		3,630,625	3,581,089	3,388,221
(Increase) decrease in current assets
Trade receivables and reseller financing	5	(355,854)	(725,240)	(372,881)
Inventories	6	168,704	(606,484)	(267,519)
Recoverable taxes	7	(11,467)	(334,217)	87,006
Dividends received from joint-ventures		42,436	29,411	7,925
Insurance and other receivables		(14,536)	358,682	(309,725)
Prepaid expenses	10	(37,525)	(23,016)	(39,980)
Increase (decrease) in current liabilities
Trade payables	16	576,164	412,393	249,121
Salaries and related charges	17	40,074	7,149	(41,595)
Taxes payable	18	46,476	33,054	4,021
Income and social contribution taxes		166,527	783,663	567,286
Post-employment benefits	19.b	15,596	5,119	11,193
Provision for tax, civil, and labor risks	21.a	13,272	11,857	7,372
Insurance and other payables		(59,237)	(49,387)	54,026
Deferred revenue	23	8,159	(3,887)	(2,120)
(Increase) decrease in non-current assets
Trade receivables and reseller financing	5	(99,622)	(102,905)	(74,846)
Recoverable taxes	7	(539,539)	(130,200)	(47,168)
Escrow deposits		(58,757)	(39,795)	(37,935)
Other receivables		6,350	(4,356)	13,829
Prepaid expenses	10	(58,735)	(116,735)	(65,847)
Increase (decrease) in non-current liabilities
Post-employment benefits	19.b	(8,457)	(759)	(7,671)
Provision for tax, civil, and labor risks	21.a; 21.c	11,811	(68,193)	42,428
Other payables		(4,397)	87,950	(19,255)
Deferred revenue	23	(1,046)	385	1,474
Payments of contractual assets with customers – exclusive rights	11	(390,177)	(529,732)	(514,291)
Income and social contribution taxes paid		(197,886)	(836,808)	(644,188)

Net cash provided by operating activities		2,888,959	1,739,038	1,988,881

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of Cash Flows—Indirect Method

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais)

	Note	2018	2017	2016
			Restated	Restated
Cash flows from investing activities
Financial investments, net of redemptions		(1,669,937)	60,859	(163,625)
Cash of companies acquired	3.c; 3.d	3,662	59,863	—
Acquisition of property, plant, and equipment	13	(1,178,312)	(1,302,187)	(1,033,937)
Acquisition of intangible assets	14	(237,593)	(221,960)	(107,644)
Acquisition of companies	3.d	(103,373)	—	—
Capital increase in joint ventures	12.a	(31,908)	(16,000)	(47,281)
Capital reduction in associates	12.b	1,250	—	—
Proceeds from disposal of property, plant and equipment and intangibles	28	38,578	47,670	28,500

Net cash used in investing activities		(3,177,633)	(1,371,755)	(1,323,987)

Cash flows from financing activities
Loans and debentures
Proceeds	15	4,461,112	4,510,694	3,676,874
Repayments	15	(3,710,718)	(2,462,200)	(812,520)
Interest paid	15	(737,564)	(769,740)	(1,057,580)
Payments of financial lease	15.i	(5,120)	(5,191)	(5,016)
Dividends paid		(808,603)	(940,250)	(873,270)
Related parties	8.a	(114)	7,036	(100)

Net cash provided by (used in) financing activities		(801,007)	340,349	928,388

Effect of exchange rate changes on cash and cash equivalents in foreign currency		26,628	20,214	(22,017)

Increase (decrease) in cash and cash equivalents		(1,063,053)	727,846	1,571,265

Cash and cash equivalents at the beginning of the year	4	5,002,004	4,274,158	2,702,893
Cash and cash equivalents at the end of the year	4	3,938,951	5,002,004	4,274,158

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

1.	Operations

Ultrapar Participações S.A. (“Ultrapar” or “Company”) is a publicly-traded company headquartered at the Brigadeiro Luis Antônio Avenue, 1343 in the city of São Paulo – SP, Brazil, listed on B3 S.A. – Brasil, Bolsa, Balcão (“B3”), in the Novo Mercado listing segment under the ticker “UGPA3” and on the New York Stock Exchange (“NYSE”) in the form of level III American Depositary Receipts (“ADRs”) under the ticker “UGP”.

The Company engages in the investment of its own capital in services, commercial, and industrial activities, through the subscription or acquisition of shares of other companies. Through its subsidiaries, it operates in the segments of liquefied petroleum gas—LPG distribution (“Ultragaz”), fuel distribution and related businesses (“Ipiranga”), production and marketing of chemicals (“Oxiteno”), and storage services for liquid bulk (“Ultracargo”) and retail distribution of pharmaceutical, hygiene, beauty, and skincare products (“Extrafarma”). For further information about segments, see Note 32.

2.	Presentation of Financial Statements and Summary of Significant Accounting Policies

The Company’s consolidated financial statements (“financial statements”) were prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

The presentation currency of the Company’s financial statements is the Brazilian Real (“R$”), which is the Company’s functional currency.

The Company and its subsidiaries applied the accounting policies described below in a consistent manner for all years presented in the financial statements.

a. Recognition of Revenue

Revenue of sales and services rendered is measured at the value of the consideration that the Company’s subsidiaries expect to be entitled to, net of sales returns, discounts, amortization of contractual assets with customers and other deductions, if applicable, being recognized as the entity fulfills its performance obligation. At Ipiranga, the revenue from sales of fuels and lubricants is recognized when the products are delivered to gas stations and to large consumers. At Ultragaz, revenue from sales of LPG is recognized when the products are delivered to customers at home, to independent dealers and to industrial and commercial customers. At Extrafarma, the revenue from sales of pharmaceuticals is recognized when the products are delivered to end user customers in own drugstores and when the products are delivered to independent resellers. At Oxiteno, the revenue from sales of chemical products is recognized when the products are delivered to industrial customers, depending of the freight mode of delivery. At Ultracargo, the revenue provided from storage services is recognized as services are performed. The breakdowns of revenues from sales and services are shown in Notes 26 and 32.

Amortization of contractual assets with customers for the exclusive rights in Ipiranga’s reseller service stations and the bonuses paid in performance obligation sales are recognized in the income statement as a deduction of the revenue from sale according to the conditions established in the agreements which is reviewed as per the changes occurred in the agreements (see Notes 2.f and 11).

The am/pm franchising upfront fee received by Ipiranga is deferred and recognized in profit or loss on the straight-line accrual basis throughout the terms of the agreements with the franchisees. For more information, see Note 23.a.

Deferred revenue from loyalty program is recognized in the income statement when the points are redeemed, on which occasion the costs incurred are also recognized in profit or loss. Deferred revenue of unredeemed points is also recognized in profit or loss when points expire. For more information, see Note 23.b.

Costs of products sold and services provided include goods (mainly fuels, lubricants, LPG, and pharmaceutical products), raw materials (chemicals and petrochemicals) and production, distribution, storage, and filling costs.

Research and development expenses are recognized in the statements of profit or loss and amounted to R$ 63,085 in 2018 (R$ 55,836 in 2017 and R$ 50,129 in 2016).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b. Cash and Cash Equivalents

Includes cash, banks deposits, and short-term, highly-liquid investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value. See Note 4.a for further details on cash and cash equivalents of the Company and its subsidiaries.

c. Financial Assets

The Company and its subsidiaries evaluated the classification and measurement of financial assets based on its business model of financial assets as follows:

•

Amortized cost: financial assets held in order to collect contractual cash flows, solely principal and interest. The interest earned and the foreign currency exchange variation are recognized in profit or loss, and balances are stated at acquisition cost plus the interest earned, using the effective interest rate method. Financial investments in guarantee of loans are classified as amortized cost.

•

Measured at fair value through other comprehensive income: financial assets that are acquired or originated for the purpose of collecting contractual cash flows or selling financial assets. The balances are stated at fair value, and the interest earned and the foreign currency exchange variation are recognized in profit or loss. Differences between fair value and initial amount of financial investments plus the interest earned are recognized in equity in other comprehensive income in the “Valuation adjustments”. Accumulated gains and losses recognized in equity are reclassified to profit or loss at the time of their settlement. Substantially the financial investments in Bank Certificates of Deposit (“CDB”) and repurchase agreements are classified as measured at fair value through other comprehensive income.

•

Measured at fair value through profit or loss: financial assets that were not classified as amortized cost or measured at fair value through other comprehensive income. The balances are stated at fair value and both the interest earned and the exchange variations and changes in fair value are recognized in the income statement. Investment funds and derivatives are classified as measured at fair value through profit or loss.

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

•

Hedge accounting—cash flow hedge: financial instruments used to hedge the exposure to variability in cash flows that is attributable to a risk associated with an asset or liability or highly probable transaction or firm commitment that may affect the statements of profit or loss. The portion of the gain or loss on the hedging instrument that is determined to be effective relating to the effects of exchange rate effect, is recognized directly in equity in accumulated other comprehensive income as “Valuation adjustments” while the ineffective portion is recognized in profit or loss. Gains or losses on the hedging instrument relating to the effective portion of this hedge that had been recognized directly in accumulated other comprehensive income shall be recognized in the statements of profit or loss in the period in which the hedged item is recognized in profit or loss or as initial cost of non- financial assets, in the same line of the statement that the hedged item is recognized. The hedge accounting shall be discontinued when (i)the hedging relationship is canceled; (ii) the hedging instrument expires; and (iii) the hedging instrument no longer qualifies for hedge accounting. When hedge accounting is discontinued, gains and losses recognized in equity in other comprehensive income are reclassified to statements of profit or loss in the period which the hedged item is recognized in profit or loss. If the transaction hedged is canceled or is not expected to occur, the cumulative gains and losses in equity in other comprehensive income shall be recognized immediately in profit or loss.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

•

Hedge accounting—hedge of net investments in foreign operation: financial instruments used to hedge exposure on net investments in foreign subsidiaries due to the fact that the local functional currency is different from the functional currency of the Company. The portion of the gain or loss on the hedging instrument that is determined to be effective, referring to the exchange rate effect, is recognized directly in equity in accumulated other comprehensive income as cumulative translation adjustments, while the ineffective portion and the operating costs are recognized in the statements of profit or loss. The gain or loss on the hedging instrument that has been recognized directly in accumulated other comprehensive income shall be recognized in the statements of profit or loss when the disposal of the foreign subsidiary occurs.

For further detail on financial instruments of the Company and its subsidiaries, see Note 33.

d. Trade Receivables and Reseller Financing

Trade receivables are recognized at the amount invoiced of the counterparty that the Company subsidiaries are entitled. The estimated losses take into account, at the initial recognition of the contract, the expected losses for the next 12 months and for the lifetime of the contract when the deterioration or improvement of the customers’ credit quality (see Notes 5 and 33.d.3), considering the customers’ characteristics in each business segment. The amount of the expected credit losses is deemed by management to be sufficient to cover any probable loss on realization of trade receivables.

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

f. Contractual assets with customers – exclusive rights

Exclusive rights disbursements as provided in Ipiranga’s agreements with reseller service stations and major consumers are recognized as contractual assets when paid and amortized according to the conditions established in the agreements (see Note 2.a and 11).

g. Investments

Investments in associates and joint ventures are accounted for under the equity method of accounting in the financial statements (see Note 12 items b and c). An associate is an investment, in which an investor has significant influence, that is, has the power to participate in the financial and operating decisions of the investee but does not exercise control. A joint venture is an investment in which the shareholders have the right to net assets on behalf of a joint control. Joint control is the agreement, which establish that decisions about the relevant activities of the investee require the consent from the parties that share control.

Other investments are stated at acquisition cost less provision for losses, unless the loss is considered temporary.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

h. Property, Plant, and Equipment

Property, plant, and equipment is recognized at acquisition or construction cost, including financial charges incurred on property, plant, and equipment under construction, as well as qualifying maintenance costs resulting from scheduled plant outages and estimated costs to remove, to decommission, or to restore assets (see Notes 2.n and 20), less accumulated depreciation and, when applicable, less provision for losses (see Note 13).

Depreciation is calculated using the straight-line method, over the periods mentioned in Note 13, taking into account the estimated useful lives of the assets, which are reviewed annually.

Leasehold improvements are depreciated over the shorter of the lease contract term and useful life of the property.

i. Leases

•	Finance Leases

Certain lease contracts transfer substantially all the risks and benefits associated with the ownership of an asset to the subsidiaries. These contracts are characterized as finance leases, and assets thereunder are capitalized at lease commencement at their fair value or, if lower, present value of the minimum lease payments under the contracts. The items recognized as assets are depreciated and amortized using the lower of the straight-line method over the useful lives applicable to each group of assets or the contract terms, as mentioned in Notes 13 and 14. Financial charges under the finance lease contracts are allocated to profit or loss over the lease contract term, based on the amortized cost and the effective interest rate method of the related lease obligation (see Notes 2.l and 15.i).

•	Operating Leases

There are lease transactions where the risks and benefits associated with the ownership of the asset are not transferred and where there is no purchase option, or the purchase option at the end of the contract is equivalent to the market value of the leased asset. Payments made under an operating lease contract are recognized as cost or expense in the income statement on a straight-line basis over the term of the lease contract (see Note 34.c).

j. Intangible Assets

Intangible assets include assets acquired by the Company and its subsidiaries from third parties, according to the criteria below (see Note 14):

•

Goodwill is shown as intangible assets corresponding to the positive difference between the amount paid or payable to the seller and the fair value of the identified assets and liabilities assumed of the acquired entity. Goodwill is tested annually for impairment. Goodwill is allocated to the business segments, which represent the lowest level that goodwill is monitored for impairment testing purposes (see Note 14.a).

•

Other intangible assets acquired from third parties, such as software, technology, and commercial property rights, are measured at the total acquisition cost and amortized using straight-line method, over the periods mentioned in Note 14, taking into account their useful lives, which are reviewed annually.

The Company and its subsidiaries have not recognized intangible assets that were generated internally. The Company and its subsidiaries have goodwill and brands acquired in business combinations, which are evaluated as intangible assets with indefinite useful life (see Note 14 items a and e).

k. Other Assets

Other assets are stated at the lower of cost and realizable value, including, if applicable, interest earned, monetary changes and changes in exchange rates incurred or less a provision for loss and, if applicable, adjustment to present value.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

l. Financial Liabilities

The Company and its subsidiaries’ financial liabilities include trade payables and other payables, loans, debentures, finance leases and derivative financial instruments. Financial liabilities are classified as “financial liabilities at fair value through profit or loss” or “financial liabilities at amortized cost”. The financial liabilities at fair value through profit or loss refer to derivative financial instruments, subscription warrants—indemnification, and financial liabilities designated as hedged items in a fair value hedge relationship upon initial recognition (see Note 2.c – Fair Value Hedge). The financial liabilities at amortized cost are stated at the initial transaction amount plus related charges and net of amortization and transaction costs. The charges are recognized in profit or loss using the effective interest rate method.

Transaction costs incurred and directly attributable to the activities necessary for contracting loans or for issuing bonds, as well as premiums and discounts upon issuance of debentures and other debt, are allocated to the instrument and amortized to profit or loss over its term, using the effective interest rate method (see Note 15.j).

m. Income and Social Contribution Taxes on Income

Current and deferred income tax (“IRPJ”) and social contribution on net income tax (“CSLL”) are calculated based on their current rates. For the calculation of current IRPJ and CSLL, the value of tax incentives is also considered. Taxes are recognized based on the rates of IRPJ and CSLL provided for by the laws enacted on the last day of the financial statements. The current rates in Brazil are 25% for IRPJ and 9% for CSLL. For further details about recognition and realization of IRPJ and CSLL, see Note 9.

For purposes of disclosure, deferred tax assets were offset against the deferred tax liability, IRPJ and CSLL, in the same taxable entity and the same tax authority.

n. Provision for Asset Retirement Obligation – Fuel Tanks

The subsidiary Ipiranga has the legal obligation to remove the underground fuel tanks located at Ipiranga-branded service stations after a certain period. The estimated cost of the obligation to remove these fuel tanks is recognized as a liability when the tanks are installed. The estimated cost is recognized in property, plant, and equipment and depreciated over the respective useful lives of the tanks. The amounts recognized as a liability accrue interest using the National Consumer Price Index (“IPCA”) until the respective tank is removed (see Note 20). An increase in the estimated cost of the obligation to remove the tanks could result in negative impact in future results. The estimated removal cost is reviewed and updated annually or when there is significant change in its amount and change in the estimated costs are recognized in statements of profit or loss when they become known.

o. Provisions for Tax, Civil, and Labor Risks

A provision for tax, civil and labor risks is recognized for quantifiable risks, when the chance of loss is more-likely-than-not in the opinion of management and internal and external legal counsel, and the amounts are recognized based on the evaluation of the outcomes of the legal proceedings (see Note 21).

p. Post-Employment Benefits

Post-employment benefits granted and to be granted to employees, retirees, and pensioners are based on an actuarial calculation prepared by an independent actuary and reviewed by management, using the projected unit credit method (see Note 19.b). The actuarial gains and losses are recognized in equity in cumulative other comprehensive income.

q. Other Liabilities

Other liabilities are stated at known or measurable amounts plus, if applicable, related charges, and changes in exchange rates incurred. When applicable, other liabilities are recognized at present value, based on interest rates that reflect the term, currency, and risk of each transaction.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

r. Foreign Currency Transactions

Foreign currency transactions carried out by the Company or its subsidiaries are remeasured into their functional currency at the exchange rate prevailing at the date of each transaction. Outstanding monetary assets and liabilities of the Company and its subsidiaries are translated using the exchange rate at the date of the financial statements. The effect of the difference between those exchange rates is recognized in the statements of profit or loss until the conclusion of each transaction.

s. Basis for Translation of Financial Statements of Foreign Subsidiaries

s.1. Subsidiaries with administrative autonomy

Assets and liabilities of the foreign subsidiaries, denominated in currencies other than that of the Company (functional currency: Brazilian Real), which have administrative autonomy, are translated using the exchange rate at the date of the financial statements. Revenues and expenses are translated using the average exchange rate of each year and equity is translated at the historical exchange rate of each transaction affecting equity. Gains and losses resulting from changes in these foreign investments are directly recognized in equity in cumulative other comprehensive income in the “cumulative translation adjustments” and will be recognized in profit or loss if these investments are disposed of. The balance in cumulative other comprehensive income on December 31, 2018 was a gain of R$ 65,857 (gain of R$ 53,061 on December 31, 2017)—see Note 25.g.2.

The foreign subsidiaries with functional currency different from the Company and which have administrative autonomy are listed below:

Subsidiary	Functional currency	Location
Oxiteno México S.A. de C.V.	Mexican Peso	Mexico
Oxiteno Servicios Corporativos S.A. de C.V.	Mexican Peso	Mexico
Oxiteno Servicios Industriales S.A. de C.V.	Mexican Peso	Mexico
Oxiteno USA LLC	U.S. Dollar	United States
Oxiteno Uruguay S.A. (i)	U.S. Dollar	Uruguay
Oxiteno Andina, C.A. (ii)	Bolivar Soberano	Venezuela

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

On August 20, 2018, the Venezuelan Central Bank put into effect the currency conversion (elimination of five zeros of the currency) and the Bolivar Soberano (“VES”). This implies a change in the monetary scale to simplify commercial transactions and accounting records, being the Bolivar Soberano traded as of December 31, 2018 at the variable exchange rate of 636.58 VES/US$ for sale and 638.18 VES/US$ for purchase.

Due to the economic and political situation in Venezuela and the uncertainty of its assets realization by Oxiteno S.A. Indústria e Comércio (”Oxiteno S.A.”), the Company’s management recognized an impairment loss for subsidiary Oxiteno Andina in the amount of R$ 5,565, as shown below:

Current assets
Cash and cash equivalents	1,703
Trade receivables	290
Inventories	985
Other receivables	160

3,138
Non-current assets
Property, plant, and equipment, net	2,427

Total of impairment loss	5,565

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

s.2. Subsidiaries without self-administrative autonomy

Assets and liabilities of the other foreign subsidiaries, which do not have administrative autonomy, are considered an extension of the activities of their parent company and are translated using the exchange rate at the date of the financial statements. Gains and losses resulting from changes in these foreign investments are directly recognized as financial result. The gain recognized in statements of profit or loss in 2018 amounted to R$ 4,090 (R$ 7,368 gain in 2017 and R$ 3,425 gain in 2016).

t. Use of Estimates, Assumptions and Judgments

The preparation of the financial statements requires the use of estimates, assumptions, and judgments for the accounting and disclosure of certain assets, liabilities, and profit or loss. Therefore, the Company and subsidiaries’ management use the best information available at the date of preparation of the financial statements, as well as the experience of past and current events, also considering assumptions regarding future events. The estimates and assumptions are reviewed periodically.

t.1 Judgments

Information on the judgments is included: in the determination of control in subsidiaries (Notes 2.g, 2.s.1 and 3), the determination of joint control in joint venture (Notes 2.g, 12.b and 12.c) and the determination of significant influence in associates (Notes 2.g and 12.b).

t.2 Uncertainties related to the assumptions and estimates

The information regarding uncertainties related to the assumptions and estimates are included: in determining the fair value of financial instruments (Notes 2.c, 2.l, 4, 15 and 33), the determination of the estimated losses on doubtful accounts (Notes 2.d, 5 and 33.d.3), the determination of provisions for losses of inventories (Notes 2.e and 6), the determination of deferred IRPJ and CSLL amounts (Notes 2.m and 9.a), , the determination of exchange rate used to translation of Oxiteno Andina’ information (Note 2.s.1.ii), the useful lives of property, plant, and equipment (Notes 2.h and 13), the useful lives of intangible assets, and the determination of the recoverable amount of goodwill (Notes 2.j and 14.a), provisions for assets retirement obligations (Notes 2.n and 20), provisions for tax, civil, and labor risks (Notes 2.o and 21), estimates for the preparation of actuarial reports (Notes 2.p and 19.b) and the determination of fair value of subscription warrants – indemnification (Notes 24 and 33.j). The actual result of the transactions and information may differ from their estimates.

u. Impairment of Assets

The Company and its subsidiaries review, in every reporting period, the existence of any indication that an asset may be impaired and annually test intangible assets with undefined useful life. If there is an indication, the Company and its subsidiaries estimate the recoverable amount of the asset. Assets that cannot be evaluated individually are grouped in the smallest group of assets that generate cash inflow from continuous use and that are largely independent of cash flows of other assets (cash generating units “CGU”). The recoverable amount of assets or CGUs corresponds to the greater of their fair value net of applicable direct selling costs and their value in use.

The fair value less costs to sell is determined by the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date, net of costs of removing the asset, and direct incremental costs to bring an asset into condition for its sale, legal costs, and taxes.

To assess the value in use, the projections of future cash flows, trends, and outlooks, as well as the effects of obsolescence, demand, competition, and other economic factors were considered. Such cash flows are discounted to their present values using the discount rate before tax that reflects market conditions for the period of impairment testing and the specific risks of the asset or CGU being evaluated. In cases where the expected discounted future cash flows are less than their carrying amount, an impairment loss is recognized for the amount by which the carrying value exceeds the fair value of these assets. Losses for impairment of assets are recognized in profit or loss. In case goodwill has been allocated to a CGU, the recognized losses are first allocated to reduce the corresponding goodwill. If the goodwill is not enough to absorb such losses, the surplus is allocated to the assets on a pro-rata basis. An impairment of goodwill cannot be reversed. For other assets, impairment losses may be reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if the impairment had not been recognized.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

As of December 31, 2018 and 2017, the Company recognized an impairment loss for subsidiary Oxiteno Andina (see Note 2.s.1.ii). For the year ended December 31, 2016, the Company recognized an impairment loss in the amount of R$ 2,114, which correspond to R$ 1,695 related to goodwill and R$ 419 related to other intangible assets, from subsidiary Oxiteno Andina.

v. Business Combination

A business combination is accounted applying the acquisition method. The cost of the acquisition is measured based on the consideration transferred and to be transferred, measured at fair value at the acquisition date. In a business combination, the assets acquired and liabilities assumed are measured in order to classify and allocate them accordingly to the contractual terms, economic circumstances and relevant conditions on the acquisition date. The non-controlling interest in the acquiree is measured based on its interest in identifiable net assets acquired. Goodwill is measured as the excess of the consideration transferred and to be transferred over the fair value of net assets acquired (identifiable assets and liabilities assumed, net). After the initial recognition, goodwill is measured at cost less any accumulated impairment losses. For impairment testing purposes, goodwill is allocated to the Company’s operating segments. When the cost of the acquisition is lower than the fair value of net assets acquired, a gain is recognized directly in the statement of profit or loss in the year. Costs related to the acquisition are recorded in the statement of profit or loss when incurred.

w. Statements of Cash Flows Indirect Method

The Company and its subsidiaries present the interest paid on loans and debentures in financing activities. The Company and its subsidiaries present financial investments on a net basis of income and redemptions in the investing activities.

x. Adoption of the Pronouncements Issued by IASB

The following standards, amendments, and interpretations to IFRS were issued by the IASB, which are effective as of January 1, 2018:

•

IFRS 9—Financial instrument classification and measurement: includes new requirements for the classification and measurement of financial assets and liabilities, derecognition requirements, new impairment methodology for financial instruments, and new hedge accounting guidance.

•	IFRS 15—Revenue from contracts with customers: establish the principles of nature, amount, timing and uncertainty of revenue and cash flow arising from a contract with a customer.

The Company and its subsidiaries disclose below the information of the impacts of the adoption of IFRS 9 and 15 and reclassifications to the better presentation of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

(1) IFRS 9 adoption—Financial instruments

a)	Classification and measurement of financial instruments

The Company and its subsidiaries evaluated the classification and measurement of financial instruments and, based on its business model, concluded that the objective is achieved, collecting contractual cash flows and selling financial assets (hold for collection and sell). Accordingly, primarily the financial assets are classified as measured at fair value through other comprehensive income. Funds that are classified as measured at fair value through profit or loss and financial investments given as collateral for loans that are stated at amortized cost (see Note 2.c).

	2017
	Classification as previously reported according to IAS 39		New classification according to IFRS 9
	Category	Carrying value	Measured at fair value through profit or loss	Measured at fair value through other comprehensive income	Measured at amortized cost
Financial assets:
Cash and cash equivalents
Cash and bank deposits	Loans and receivables	147,926	—	—	147,926
Financial investments in local currency	Measured at fair value through profit or loss	4,821,605	—	4,821,605	—
Financial investments in foreign currency	Measured at fair value through profit or loss	32,473	32,473	—	—
Financial investments:
Fixed-income securities and funds in local currency	Available for sale	68,742	—	2,720	66,022
Fixed-income securities and funds in local currency	Measured at fair value through profit or loss	1,076,849	1,076,849	—	—
Fixed-income securities and funds in local currency	Held to maturity	7,449	—	—	7,449
Fixed-income securities and funds in foreign currency	Available for sale	129,131	—	129,131	—
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	85,753	85,753	—	—

Total		6,369,928	1,195,075	4,953,456	221,397

b)	Estimated losses on doubtful accounts

The Company and its subsidiaries assessed the estimated credit losses on doubtful accounts on trade receivables, taking into account, at the initial recognition of the contract, the expected losses for the next 12 months and for the lifetime of the contract when the deterioration or improvement of customers’ credit quality (see Note 2.d).

c)	Derivative financial instruments

For derivative financial instruments, the Company and its subsidiaries keep applying IAS 39.

(2) IFRS 15 adoption—Revenue recognition from contracts with customers
The Company and its subsidiaries evaluated all the stages for the recognition of their revenues from contracts with customers.

In relation to the presentation in the income statement, the Company and its subsidiaries evaluated that certain expenses, allocated as selling and marketing until December 31, 2017, should be better presented as a reduction of revenue, substantially in relation to the amortization expenses of exclusive contracts to operate Ipiranga service station.

The Company and its subsidiaries adopted retrospectively the impacts of the IFRS 9 and 15 using the “full retrospective method”.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

(3) Reclassifications

The following reclassifications were made in the financial statements to keep consistency with the criteria adopted in 2018: i) in the statements of financial position the reclassification between property, plant, and equipment and intangible assets related to the participation of subsidiary Cia. Ultragaz in the acquisition of LPG tanks and bottles for its resellers; and ii) in the statements of profit or loss the segregation of sales and purchase taxes between the revenue from sales and services and the cost of products.

(4) Retrospective effect of the fair value related to CBLSA acquisition

As required by item 45 of IFRS 3, the Company is presenting the retrospective effects of the fair value of assets in the statements of financial position as of December 31, 2017, related to the conclusion of the purchase price allocation from the association with Chevron Brasil Lubrificantes S.A. (“CBLSA”) -see Note 3.c.

The tables below summarize the effects of the IFRS 9 and 15 adoption and reclassifications on statements of financial position, statements of profit or loss and statements of cash flow:

2. x.1 Adoption of the Pronouncements as of January 1, 2017

Statements of Financial Position

Assets	As previously reported – 12/31/2016	IFRS 9 adoption (1)	IFRS 15 adoption (2)	Reclassifications (3)	After adoption IFRS 9 and 15 and reclassification – 1/1/2017
Current assets
Trade receivables and reseller financing	3,502,322	(84,713)	(29,442)	—	3,388,167
Inventories	2,761,207	—	20,170	—	2,781,377
Contractual assets with customers – exclusive rights	—	—	448,316	—	448,316
Other current assets	6,748,267	—	—	—	6,748,267

Total current assets	13,011,796	(84,713)	439,044	—	13,366,127

Non-current assets
Contractual assets with customers – exclusive rights	—	—	989,768	—	989,768
Deferred income and social contribution taxes	417,344	28,802	13,472	—	459,618
Other non-current assets	1,429,262	—	—	—	1,429,262

Total long term assets	1,846,606	28,802	1,003,240	—	2,878,648

Investments	141,687	—	—	—	141,687
Property, plant, and equipment	5,787,982	—	—	8,436	5,796,418
Intangible assets	3,371,599	—	(1,471,527)	(8,436)	1,891,636

Total non-current assets	11,147,874	28,802	(468,287)	—	10,708,389

Total assets	24,159,670	(55,911)	(29,243)	—	24,074,516

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Liabilities	As previously reported – 12/31/2016	IFRS 9 adoption (1)	IFRS 15 adoption (2)	Reclassifications (3)	After adoption IFRS 9 and 15 and reclassification – 1/1/2017
Current liabilities
Taxes payable	171,033	—	(2,647)	—	168,386
Other current liabilities	5,315,913	—	—	—	5,315,913

Total current liabilities	5,486,946	—	(2,647)	—	5,484,299

Non-current liabilities
Total non-current liabilities	10,114,166	—	—	—	10,114,166

Equity
Profit reserves	4,466,392	(55,831)	(26,596)	—	4,383,965
Other equity items	4,061,231	—	—	—	4,061,231

Equity attributable to:
Shareholders of the Company	8,527,623	(55,831)	(26,596)	—	8,445,196
Non-controlling interests in subsidiaries	30,935	(80)	—	—	30,855

Total equity	8,558,558	(55,911)	(26,596)	—	8,476,051

Total liabilities and equity	24,159,670	(55,911)	(29,243)	—	24,074,516

Statements of Profit or Loss

	As previously reported – 2016	IFRS 9 adoption (1)	IFRS 15 adoption (2)	Reclassifications (3)	After adoption IFRS 9 and 15 and reclassification – 2016
Net revenue from sales and services	77,352,955	—	(471,115)	(141,807)	76,740,033
Cost of products and services sold	(70,342,723)	—	3,971	141,807	(70,196,945)

Gross profit	7,010,232	—	(467,144)	—	6,543,088
Operating income (expenses)
Selling and marketing	(2,651,501)	(44,074)	475,382	—	(2,220,193)
Other operating income (expenses) items	(1,253,021)	—	—	—	(1,253,021)

Operating income before financial income (expenses) and share of profit of joint ventures and associates	3,105,710	(44,074)	8,238	—	3,069,874
Financial result, net	(842,576)	—	—	—	(842,576)
Share of profit of joint ventures and associates	7,476	—	—	—	7,476

Income before income and social contribution taxes	2,270,610	(44,074)	8,238	—	2,234,774

Income and social contribution taxes
Current	(800,497)	—	—	—	(800,497)
Deferred	100,505	14,835	(2,801)	—	112,539

	(699,992)	14,835	(2,801)	—	(687,958)
Net income for the year	1,570,618	(29,239)	5,437	—	1,546,816

Net income for the year attributable to:
Shareholders of the Company	1,561,585	(29,189)	5,441	—	1,537,837
Non-controlling interests in subsidiaries	9,033	(50)	(4)	—	8,979
Earnings per share (based on weighted average number of shares outstanding) – R$
Basic	1.4422				1.4203
Diluted	1.4313				1.4095

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Statements of Cash Flows

	As previously reported – 2016	IFRS 9 adoption (1)	IFRS 15 adoption (2)	Reclassifications (3)	After adoption IFRS 9 and 15 and reclassification – 2016
Cash flows from operating activities
Net income for the year	1,570,618	(29,239)	5,437	—	1,546,816
Adjustments to reconcile net income to cash provided by operating activities
Share of loss (profit) of joint ventures and associates	(7,476)	—	—	—	(7,476)
Amortization of contractual assets with customers – exclusive rights	—	—	463,490	—	463,490
Depreciation and amortization	1,103,538	—	(475,382)	—	628,156
PIS and COFINS credits on depreciation	12,581	—	—	—	12,581
Asset retirement obligation	(2,785)	—	—	2,785	—
Interest, monetary, and foreign exchange rate variations	763,793	—	—	—	763,793
Deferred income and social contribution taxes	(100,505)	(14,835)	2,801	—	(112,539)
(Gain) loss on disposal of property, plant and equipment and intangibles	6,134	—	—	—	6,134
Estimated credit losses on doubtful accounts	—	—	—	79,983	79,983
Provision for losses in inventories	—	—	—	555	555
Provision for post-employment benefits	—	—	—	7,631	7,631
Other provisions and adjustments	(6,515)	—	5,612	—	(903)

	3,339,383	(44,074)	1,958	90,954	3,388,221
(Increase) decrease in current assets
Trade receivables and reseller financing	(326,695)	44,074	(4,115)	(86,145)	(372,881)
Inventories	(262,993)	—	—	(4,526)	(267,519)
Other current asset items	(254,774)	—	—	—	(254,774)
Increase (decrease) in current liabilities
Taxes payable	2,229	—	—	1,792	4,021
Insurance and other payables	56,811	—	—	(2,785)	54,026
Other current liabilities items	791,257	—	—	—	791,257
(Increase) decrease in non-current assets
Other non-current asset items	(211,967)	—	—	—	(211,967)
Increase (decrease) in non-current liabilities
Post-employment benefits	(40)	—	—	(7,631)	(7,671)
Other non-current liabilities items	24,647	—	—	—	24,647
Payments of contractual assets with customers – exclusive rights	—	—	(514,291)	—	(514,291)
Income and social contribution taxes paid	(644,188)	—	—	—	(644,188)

Net cash provided by operating activities	2,513,670	—	(524,789)	—	1,988,881

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	As previously reported –2016	IFRS 9 adoption (1)	IFRS 15 adoption (2)	Reclassifications (3)	After adoption IFRS 9 and 15 and reclassification – 2016
Cash flows from investing activities
Acquisition of property, plant, and equipment	(1,015,199)	—	—	(18,738)	(1,033,937)
Acquisition of intangible assets	(651,171)	—	524,789	18,738	(107,644)
Other investing activities items	(182,406)	—	—	—	(182,406)

Net cash used in investing activities	(1,848,776)	—	524,789	—	(1,323,987)

Net cash provided by financing activities	928,388	—	—	—	928,388

Effect of exchange rate changes on cash and cash equivalents in foreign currency	(22,017)	—	—	—	(22,017)
Increase in cash and cash equivalents	1,571,265	—	—	—	1,571,265

Cash and cash equivalents at the beginning of the year	2,702,893	—	—	—	2,702,893
Cash and cash equivalents at the end of the year	4,274,158	—	—	—	4,274,158

2. x.2 Adoption of the Pronouncements as of December 31, 2017

Statements of Financial Position

Assets	As previously reported – 12/31/2017	IFRS 9 adoption (1)	IFRS 15 adoption (2)	Reclassifications (3)	Fair value CBLSA (4)	After adoption IFRS 9 and 15 and reclassification – 12/31/2017
Current assets
Trade receivables and reseller financing	4,337,118	(157,198)	(32,026)	—	—	4,147,894
Inventories	3,491,879	—	21,698	—	133	3,513,710
Contractual assets with customers – exclusive rights	—	—	456,213	—	—	456,213
Other current assets	7,372,294	—	—	—	—	7,372,294

Total current assets	15,201,291	(157,198)	445,885	—	133	15,490,111

Non-current assets
Contractual assets with customers – exclusive rights	—	—	1,046,147	—	—	1,046,147
Deferred income and social contribution taxes	545,611	53,447	15,003	—	—	614,061
Other non-current assets	2,107,965	—	—	—	—	2,107,965

Total long term assets	2,653,576	53,447	1,061,150	—	—	3,768,173

Investments	150,194	—	—	—	—	150,194
Property, plant, and equipment	6,607,788	—	—	26,740	3,298	6,637,826
Intangible assets	3,727,473	—	(1,538,095)	(26,740)	75,404	2,238,042

Total non-current assets	13,139,031	53,447	(476,945)	—	78,702	12,794,235

Total assets	28,340,322	(103,751)	(31,060)	—	78,835	28,284,346

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Liabilities	As previously reported – 12/31/2017	IFRS 9 adoption (1)	IFRS 15 adoption (2)	Reclassifications (3)	Fair value CBLSA (4)	After adoption IFRS 9 and 15 and reclassification – 12/31/2017
Current liabilities
Taxes payable	225,829	—	(4,300)	—	—	221,529
Other current liabilities	6,788,159	—	—		—	6,788,159

Total current liabilities	7,013,988	—	(4,300)	—	—	7,009,688

Non-current liabilities
Deferred income and social contribution taxes	38,524	—	—	—	45,118	83,642
Other non-current assets	11,566,978	—	—	—		11,566,978

Total non-current liabilities	11,605,502	—	—	—	45,118	11,650,620

Equity
Profit reserves	3,760,079	(103,468)	(26,760)	—	—	3,629,851
Valuation adjustments	159,643	—	—	—	(4,819)	154,824
Other equity items	5,461,539	—			—	5,461,539

Equity attributable to:
Shareholders of the Company	9,381,261	(103,468)	(26,760)	—	(4,819)	9,246,214
Non-controlling interests in subsidiaries	339,571	(283)		—	38,536	377,824

Total equity	9,720,832	(103,751)	(26,760)	—	33,717	9,624,038

Total liabilities and equity	28,340,322	(103,751)	(31,060)	—	78,835	28,284,346

Statements of Profit or Loss

	As previously reported – 2017	IFRS 9 adoption (1)	IFRS 15 adoption (2)	Reclassifications (3)	After adoption IFRS 9 and 15 and reclassification – 2017
Net revenue from sales and services	80,007,422	—	(474,628)	(302,780)	79,230,014
Cost of products and services sold	(72,735,781)	—	1,528	302,780	(72,431,473)

Gross profit	7,271,641	—	(473,100)	—	6,798,541
Operating income (expenses)
Selling and marketing	(2,885,311)	(72,485)	471,407	—	(2,486,389)
Other operating income (expenses) items	(1,519,410)	—	—	—	(1,519,410)

Operating income before financial income (expenses) and share of profit of joint ventures and associates	2,866,920	(72,485)	(1,693)	—	2,792,742
Financial result, net	(474,296)	—	—	—	(474,296)
Share of profit of joint ventures and associates	20,673	—	—	—	20,673

Income before income and social contribution taxes	2,413,297	(72,485)	(1,693)	—	2,339,119

Income and social contribution taxes
Current	(922,458)	—	—	—	(922,458)
Deferred	83,029	25,599	576	—	109,204

	(839,429)	25,599	576	—	(813,254)
Net income for the year	1,573,868	(46,886)	(1,117)	—	1,525,865

Net income for the year attributable to:
Shareholders of the Company	1,574,306	(46,825)	(976)	—	1,526,505
Non-controlling interests in subsidiaries	(438)	(61)	(141)	—	(640)
Earnings per share (based on weighted average number of shares outstanding) – R$
Basic	1.4528				1.4084
Diluted	1.4423				1.3984

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Statements of Cash Flows

	As previously reported –2017	IFRS 9 adoption (1)	IFRS 15 adoption (2)	Reclassifications (3)	After adoption IFRS 9 and 15 and reclassification –2017
Cash flows from operating activities
Net income for the year	1,573,868	(46,886)	(1,117)	—	1,525,865
Adjustments to reconcile net income to cash provided by operating activities
Share of loss (profit) of joint ventures and associates	(20,673)	—	—	—	(20,673)
Amortization of contractual assets with customers – exclusive rights	—	—	463,049	—	463,049
Depreciation and amortization	1,175,951	—	(471,407)	—	704,544
PIS and COFINS credits on depreciation	13,134	—	—	—	13,134
Asset retirement obligation	(15,432)	—	—	15,432	—
Interest, monetary, and foreign exchange rate variations	854,671	—	—	—	854,671
Deferred income and social contribution taxes	(83,029)	(25,599)	(576)	—	(109,204)
(Gain) loss on disposal of property, plant and equipment and intangibles	2,242	—	—	—	2,242
Estimated credit losses on doubtful accounts	—	—	—	132,756	132,756
Provision for losses in inventories	—	—	—	(802)	(802)
Provision for post-employment benefits	—	—	—	13,968	13,968
Other provisions and adjustments	(868)	—	2,407	—	1,539

	3,499,864	(72,485)	(7,644)	161,354	3,581,089
(Increase) decrease in current assets
Trade receivables and reseller financing	(665,145)	72,485	(3,006)	(129,574)	(725,240)
Inventories	(605,757)	—	—	(727)	(606,484)
Other current asset items	30,860	—	—	—	30,860
Increase (decrease) in current liabilities
Taxes payable	34,707	—	—	(1,653)	33,054
Insurance and other payables	(33,955)	—	—	(15,432)	(49,387)
Other current liabilities items	1,216,294	—	—	—	1,216,294
(Increase) decrease in non-current assets
Other non-current asset items	(393,991)	—	—	—	(393,991)
Increase (decrease) in non-current liabilities
Post-employment benefits	13,209	—	—	(13,968)	(759)
Other non-current liabilities items	20,142	—	—	—	20,142
Payments of contractual assets with customers – exclusive rights	—	—	(529,732)	—	(529,732)
Income and social contribution taxes paid	(836,808)	—	—	—	(836,808)

Net cash provided by operating activities	2,279,420	—	(540,382)	—	1,739,038

Cash flows from investing activities
Acquisition of property, plant, and equipment	(1,262,558)	—	—	(39,629)	(1,302,187)
Acquisition of intangible assets	(801,971)	—	540,382	39,629	(221,960)
Other investing activities items	152,392	—	—	—	152,392

Net cash used in investing activities	(1,912,137)	—	540,382	—	(1,371,755)

Net cash provided by financing activities	340,349	—	—	—	340,349

Effect of exchange rate changes on cash and cash equivalents in foreign currency	20,214	—	—	—	20,214
Increase in cash and cash equivalents	727,846	—	—	—	727,846

Cash and cash equivalents at the beginning of the year	4,274,158	—	—	—	4,274,158
Cash and cash equivalents at the end of the year	5,002,004	—	—	—	5,002,004

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The following standards, amendments, and interpretations to IFRS were issued by the IASB are not effective as of December 31, 2018:

Effective date
(i) IFRS 16—Lease: requires lessees’ record, in the financial statements, a liability reflecting future payments of a lease and the right to use an asset for the lease contracts, except for certain short-term leases and low asset value contracts. The criteria for recognition and measurement of leases in the financial statements of lessors are substantially maintained.	2019

(ii) Uncertainty over income tax treatments – IFRIC 23: clarifies how to apply the recognition and measurement requirements in IAS 12– when there is uncertainty over income tax treatments. In such circumstance, an entity shall recognize and measure its current or deferred tax asset or liability applying the requirements in IAS 12 based on taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, applying this interpretation.	2019

(i)	With the adoption of IFRS 16, as of the fiscal year beginning January 1, 2019, the leases contracted by the Company’s subsidiaries will impact the financial statements as follows:

•	recognition of right to use assets and lease liabilities in the balance sheet, initially measured at the present value of future lease payments;

•	recognition of amortization expenses of right to use assets and interest expenses on the lease liabilities in the financial result in the statements of profits or loss; and

•	split of the total amount of cash paid in these operations between principal and interest paid in operating activities in the statements of cash flows.

The requirements for the accounting of lessors will remain unchanged. However, in sublease cases, the intermediate lessor is required to classify its sublease operations as financial or operating leases by reference to the right of use asset arising from the principal lease rather than by reference to the underlying asset as previously required by IAS 17.

The Company selected as transition method the modified retrospective approach, with the cumulative effect of initial application of this new pronouncement recorded as an adjustment to the opening balance of equity and without restatement of comparative periods.

The new lease definitions have been applied to all identified contracts in effect on the transition date. IFRS 16 determines whether a contract contains a lease if a customer has the right to control the use of an identified asset for a period in return for consideration.

In the diagnosis of the adoption, the Company’s management, with the assistance of specialized consulting, carried out the inventory of the contracts, evaluating whether or not each agreement contains a lease in accordance with IFRS 16. This analysis identified impacts mainly related to the lease of properties from third parties, port areas and lower amounts arising from other operations where the existence of leased assets individually or combined in service contracts was identified.

As allowed in the standard, short-term leases with a term of 12 months or less, variable amounts, indefinite term and leases of low amount assets such as computers and office furniture, will maintain the recognition of their lease expenses on a straight-line basis in the statements of profit or loss.

In addition, the following practical matters will be used to transition to new lease accounting requirements:

•	application of the IFRS 16 to all contracts initiated before January 1, 2019 that were identified as leases in accordance with IAS 7 and IFRIC 4;

•	use of discount rate according to the lease term and similar characteristics;

•	contracts with a term of 12 months from the date of the initial adoption of the standard or with indefinite term will not be recorded;

•	exclusion of the initial direct costs of the measurement of the opening balance from right of use asset; and

•	options for extension of the term or termination were considered, when applicable.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes the range of estimated impacts on the adoption of the IFRS 16, as of January 1, 2019:

	From	To
Current assets
Prepaid expenses	(38,939)	(38,939)

Non-current assets
Prepaid expenses	(288,630)	(288,630)
Right of use assets	1,731,314	1,940,091
Intangible assets	(39,178)	(39,178)

Total assets	1,364,567	1,573,344

Current liabilities
Lease contracts payable	184,136	219,399
Non-Current liabilities
Lease contracts payable	1,180,431	1,353,945

Total liabilities	1,364,567	1,573,344

The analysis associated with the measurement and accounting of the lease agreements are substantially completed, with the definition of the following topics pending for its conclusion:

•	discount rate;

•	the cash flows payment from the lease agreements estimates for the gross or net of taxes.

Therefore, considering the existence of significant components of judgment in this standard, the management understands that there may be changes in the amounts presented above.

(ii) In the evaluation of management, no significant impacts are expected as a result of the adoption of IFRIC 23, since all the procedures adopted for the determination and collection of income taxes are supported by the legislation and precedents from Administrative and Judicial Courts.

z. Authorization for Issuance of the Financial Statements

These financial statements were authorized for issue by the Board of Directors on April 22, 2019.

3.	Principles of Consolidation, Investments in Subsidiaries and Acquisition

a. Principles of Consolidation

In the preparation of the consolidated financial statements the investments of one company in another, balances of asset and liability accounts, revenues transactions, costs and expenses were eliminated, as well as the effects of transactions conducted between the companies. Non-controlling interests in subsidiaries are presented within consolidated equity and net income.

Consolidation of a subsidiary begins when the parent company obtains direct or indirect control over a company and ceases when the parent company loses control of a company. Income and expenses of a subsidiary acquired are included in the consolidated profit or loss statement and other comprehensive income from the date the parent company gains the control. Income and expenses of a subsidiary, in which the parent company loses control, are included in the consolidated profit or loss statement and other comprehensive income until the date the parent company loses control.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Company’s accounting policies.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b. Investments in Subsidiaries

The consolidated financial statements include the following direct and indirect subsidiaries:

			% interest in the share
			12/31/2018		12/31/2017		12/31/2016
			Control		Control		Control
	Location	Segment	Direct	Indirect	Direct	Indirect	Direct	Indirect
Ipiranga Produtos de Petróleo S.A.	Brazil	Ipiranga	100	—	100	—	100	—
am/pm Comestíveis Ltda.	Brazil	Ipiranga	—	100	—	100	—	100
Centro de Conveniências Millennium Ltda.	Brazil	Ipiranga	—	100	—	100	—	100
Icorban—Correspondente Bancário Ltda.	Brazil	Ipiranga	—	100	—	100	—	100
Ipiranga Trading Limited	Virgin Islands	Ipiranga	—	100	—	100	—	100
Tropical Transportes Ipiranga Ltda.	Brazil	Ipiranga	—	100	—	100	—	100
Ipiranga Imobiliária Ltda.	Brazil	Ipiranga	—	100	—	100	—	100
Ipiranga Logística Ltda.	Brazil	Ipiranga	—	100	—	100	—	100
Oil Trading Importadora e Exportadora Ltda.	Brazil	Ipiranga	—	100	—	100	—	100
Iconic Lubrificantes S.A. (see Note 3.c)	Brazil	Ipiranga	—	56	—	56	—	—
Ipiranga Lubrificantes S.A. (see Note 3.c)	Brazil	Ipiranga	—	—	—	100	—	100
Integra Frotas Ltda.	Brazil	Ipiranga	—	100	—	100	—	100
Companhia Ultragaz S.A.	Brazil	Ultragaz	—	99	—	99	—	99
Ultragaz Comercial Ltda.	Brazil	Ultragaz	—	100	—	100	—	100
Bahiana Distribuidora de Gás Ltda.	Brazil	Ultragaz	—	100	—	100	—	100
Utingás Armazenadora S.A.	Brazil	Ultragaz	—	57	—	57	—	57
LPG International Inc.	Cayman Islands	Ultragaz	—	100	—	100	—	100
Imaven Imóveis Ltda.	Brazil	Others	—	100	—	100	—	100
Imifarma Produtos Farmacêuticos e Cosméticos S.A.	Brazil	Extrafarma	—	100	—	100	—	100
Oxiteno S.A. Indústria e Comércio	Brazil	Oxiteno	100	—	100	—	100	—
Oxiteno Nordeste S.A. Indústria e Comércio	Brazil	Oxiteno	—	99	—	99	—	99
Oxiteno Argentina Sociedad de Responsabilidad Ltda.	Argentina	Oxiteno	—	100	—	100	—	100
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Brazil	Oxiteno	—	100	—	100	—	100
Oxiteno Uruguay S.A.	Uruguay	Oxiteno	—	100	—	100	—	100
Oxiteno México S.A. de C.V.	Mexico	Oxiteno	—	100	—	100	—	100
Oxiteno Servicios Corporativos S.A. de C.V.	Mexico	Oxiteno	—	100	—	100	—	100
Oxiteno Servicios Industriales S.A. de C.V.	Mexico	Oxiteno	—	100	—	100	—	100
Oxiteno USA LLC	United States	Oxiteno	—	100	—	100	—	100
Global Petroleum Products Trading Corp.	Virgin Islands	Oxiteno	—	100	—	100	—	100
Oxiteno Andina, C.A.	Venezuela	Oxiteno	—	100	—	100	—	100
Oxiteno Europe SPRL	Belgium	Oxiteno	—	100	—	100	—	100
Oxiteno Colombia S.A.S	Colombia	Oxiteno	—	100	—	100	—	100
Oxiteno Shanghai LTD.	China	Oxiteno	—	100	—	100	—	100
Empresa Carioca de Produtos Químicos S.A.	Brazil	Oxiteno	—	100	—	100	—	100
Ultracargo—Operações Logísticas e Participações Ltda.	Brazil	Ultracargo	100	—	100	—	100	—
Terminal Químico de Aratu S.A. – Tequimar	Brazil	Ultracargo	—	99	—	99	—	99
TEAS – Terminal Exportador de Álcool de Santos Ltda. (see Note 3.d)	Brazil	Ultracargo	—	100	—	—	—	—
Ultrapar International S.A.	Luxembourg	Others	100	—	100	—	100	—
SERMA—Ass. dos usuários equip. proc. de dados	Brazil	Others	—	100	—	100	—	100

The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Association with Chevron Brasil Lubrificantes S.A.

On August 4, 2016, the Company through its subsidiary Ipiranga Produtos de Petróleo S.A. (“IPP”) entered into an association agreement with Chevron Latin America Marketing LLC and Chevron Amazonas LLC (“Chevron”) to create a new company in the lubricants market. The association is formed by Ipiranga and Chevron’s lubricants operations in Brazil. On February 2017, this transaction was approved without restrictions through an opinion issued by the General Superintendence (“SG”) of the Brazilian Antitrust Authority (“CADE”) and published in the Brazilian Federal Official Gazette. On December 1, 2017, the association was concluded, through the contribution of the subsidiary Ipiranga Lubrificantes S.A. (“IpiLubs”) to CBLSA and consequently IPP obtained direct control of CBLSA. IPP and Chevron hold 56% and 44%, respectively, of the CBLSA.

The Company measured the open balance, fair value of assets and liabilities, and, consequently, the goodwill of their transaction. The Company, supported by a third party company specialized in valuations, estimated the amount for the purchase price allocation and calculated the goodwill in the amount of R$ 69,807. The goodwill is based on the synergy between the lubricant operations of CBLSA and IpiLubs.

The amounts for the purchase price allocation were temporary on the date on which they were disclosed in the financial statements of December 31, 2017. In 2018, the Company calculated the definitive amounts and adjusted retrospectively to December 1, 2017 the purchase price allocation during the fourth quarter of 2018. The table below summarize the assets acquired and liabilities assumed as of the acquisition date (December 1, 2017):

Current assets	Temporary amount	Final amount	Adjustment	Current liabilities	Temporary amount	Final amount	Adjustment
Cash and cash equivalents (1)	73,316	73,316	—	Trade payables	33,453	33,453	—
Trade receivables	157,016	157,016	—	Salaries and related charges	18,251	18,251	—
Inventories	112,998	113,131	133	Taxes payable	20,089	20,089	—
Recoverable taxes	5,595	5,595	—	Other payables	28,743	28,743	—
Other receivables	15,497	15,497	—

	364,422	364,555	133		100,536	100,536	—
Non-current assets				Non-current liabilities
Related parties	7,077	7,077	—	Provision for tax, civil, and labor risks	202,352	202,352	—
Indemnity asset	202,352	202,352	—	Deferred income and social contribution taxes	3,300	48,418	45,118
Escrow deposits	4,095	4,095	—	Post-employment benefits	44,478	44,478	—

Other receivables	5,257	5,257	—		250,130	295,248	45,118
Property, plant, and equipment	172,526	175,823	3,298

Intangible assets	9,944	139,215	129,270

	401,251	533,819	132,568

Total assets acquired	765,673	898,374	132,701	Total liabilities assumed	350,666	395,784	45,118

Goodwill	123,673	69,807	(53,866)	Participation of non-controlling interests	182,603	221,139	38,536

Total assets acquired and goodwill	889,346	968,181	78,835	Consideration transferred	356,077	351,258	(4,819)

(1)	Includes the cash contribution from IPP.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

During the process of identification of assets and liabilities, intangible assets, which were not recognized in the acquired entity’s books were also taken into account, as shown below:

	R$	Useful life	Amortization method
Commercial property rights	114,792	39 years	Straight line
Portfolio and customers’ relationship	14,478	30 years	Straight line

Total	129,270

The goodwill was calculated as below:

	Temporary amount	Final amount	Adjustment
Consideration transferred	356,077	351,258	4,819
Total assets acquired	(765,673)	(898,374)	(132,701)
Total liabilities assumed	350,666	395,784	45,118
Non-controlling interest	182,603	221,139	38,536

Goodwill (see Note 14.a)	123,673	69,807	53,866

For more information about the property, plant, and equipment and intangible assets acquired, see Notes 13 and 14, respectively and related to the provision for tax, civil and labor risks and indemnity assets, see Note 21.c.

The following summary presents the Company’s pro forma information for 2017, as if the acquisition had been completed at the beginning of the year. The pro forma information is only presented for comparative purposes and does not purport to be indicative of what would have occurred had the acquisition actually been made at such date, nor is it necessarily indicative of future operating results:

2017
Net revenue from sales and services	80,007,676
Operating income	2,760,458
Net income for the year	1,507,074
Earnings per share basic – whole R$ (see Note 31)	1.3911
Earnings per share diluted – whole R$ (see Note 31)	1.3812

Earnings per share were adjusted retrospectively as disclosure in Note 35.

In order to simplify the corporate structure and the joining of companies with similar activities, IpiLubs was merged by CBLSA on November 1, 2018. In that same moment, the subsidiary changed its corporate name to Iconic Lubrificantes S.A. (“Iconic”).

d. TEAS – Terminal Exportador de Álcool de Santos Ltda. Acquisition

On January 30, 2018, the Company through its subsidiary Terminal Químico de Aratu S.A. – Tequimar (“Tequimar”) entered into a sale and purchase agreement for the acquisition of 100% of the quotas of TEAS Terminal Exportador de Álcool de Santos Ltda. (“TEAS”), owned by Raízen Energia S.A. and Raízen Araraquara Açúcar e Álcool Ltda., which were operated by the subsidiary Tequimar in the Port of Santos. The purchase price of the acquisition was R$103,373. On February 14, 2018, this transaction was approved without restrictions through an opinion issued by the SG of CADE. On March 2, 2018, CADE issued a certificate, attesting to the approval of the transaction. On March 29, 2018, the acquisition was concluded through the closing of the operation.

The Company measured the open balance, fair value of assets and liabilities, and, consequently, the goodwill of their transaction. During the process of identification of assets and liabilities, intangible assets to be recognized in the acquirer entity’s books were not identified. The Company, supported by a third party company specialized in valuations, estimated the amount for the purchase price allocation and calculated the goodwill in the amount of R$ 797.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes the assets acquired and liabilities assumed as of the acquisition date:

Current assets		Current liabilities
Cash and cash equivalents	3,662	Trade payables	14
Recoverable taxes	3,830	Contingent consideration	2,880

	7,492		2,894
Non-current assets		Non-current liabilities
Deferred income and social contribution taxes	1,054	Provision for tax, civil, and labor risks	141
Escrow deposits	72
Indemnity asset	141
Property, plant, and equipment	96,852

	98,119		141

Total assets acquired	105,611	Total liabilities assumed	3,035

Goodwill	797
Total assets acquired and goodwill	106,408	Consideration transferred	103,373

The goodwill is was calculated as below:

Consideration transferred	103,373
Total assets acquired	(105,611)
Total liabilities assumed	3,035

Goodwill (see Note 14.a)	797

For further details of property, plant, and equipment assets acquired, see Note 13.

The following summary presents the Company’s pro forma information for 2018, as if the acquisition had been completed at the beginning of the year. The pro forma information is only presented for comparative purposes and does not purport to be indicative of what would have occurred had the acquisition actually been made at such date, nor is it necessarily indicative of future operating results:

2018
Net revenue from sales and services	90,697,983
Operating income	1,899,481
Net income for the year	1,132,468
Earnings per share basic – whole R$ (see Note 31)	1.0613
Earnings per share diluted – whole R$ (see Note 31)	1.0543

Earnings per share were adjusted retrospectively as disclosure in Note 35.

e. Unrealized Acquisition

On November 17, 2016, the subsidiary Companhia Ultragaz S.A. (“Cia Ultragaz”), entered into a sale and purchase agreement for the acquisition of 100% of the capital stock of Liquigás Distribuidora S.A (“Liquigás”) for the amount of R$ 2,665 million, subject to update by the Interbank Certificate of Deposit (“CDI”). On February 28, 2018, the Court of Appeals of CADE voted the transaction and, despite all the efforts endeavored by the applicants, decided to reject the transaction. Due to the non-closing of the transaction, on March 9, 2018, Cia. Ultragaz paid a contractual fine of R$ 286,160 in favor of Petróleo Brasileiro S.A. – Petrobras (“Petrobras”), see Note 29.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

4.	Cash and Cash Equivalents and Financial Investments

Cash equivalents and financial investments, excluding cash and bank deposits, are substantially represented by investments: (i) in Brazil, in certificates of deposit of financial institutions linked to the CDI, in repurchase agreement and in short term investments funds, whose portfolio comprised of Brazilian Federal Government bonds and in certificates of deposit of financial institutions; (ii) outside Brazil, in certificates of deposit of financial institutions and in short term investments funds, whose portfolio comprised of Federal Government bonds; and (iii) in currency and interest rate hedging instruments.

The financial assets were classified in Note 33.j, based on business model of financial assets of the Company and its subsidiaries.

Cash, cash equivalents and financial investments amounted to R$ 6,994,406 as of December 31, 2018 (R$ 6,369,928 as of December 31, 2017) are as follows:

a. Cash and Cash Equivalents

Cash and cash equivalents of the Company and its subsidiaries are presented as follows:

	12/31/2018	12/31/2017
Cash and bank deposits
In local currency	117,231	73,128
In foreign currency	88,251	74,798
Financial investments considered cash equivalents
In local currency
Fixed-income securities	3,722,308	4,821,605
In foreign currency
Fixed-income securities	11,161	32,473

Total cash and cash equivalents	3,938,951	5,002,004

b. Financial Investments

The financial investments of the Company and its subsidiaries, which are not classified as cash and cash equivalents, are distributed as follows:

	12/31/2018	12/31/2017
Financial investments
In local currency
Fixed-income securities and funds	2,537,315	1,153,040
In foreign currency
Fixed-income securities and funds	154,811	129,131
Currency and interest rate hedging instruments (a)	363,329	85,753

Total financial investments	3,055,455	1,367,924

Current	2,853,106	1,283,498
Non-current	202,349	84,426

(a)	Accumulated gains, net of income tax (see Note 33.j).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

5.	Trade Receivables and Reseller Financing

a. Trade Receivables

The composition of trade receivables is as follows:

	12/31/2018	12/31/2017
		Restated (i)
Domestic customers	4,290,996	4,024,919
Foreign customers	244,960	230,508
(-) Estimated losses on doubtful accounts	(385,080)	(347,801)

Total	4,150,876	3,907,626

Current	4,069,307	3,861,325
Non-current	81,569	46,301

The breakdown of trade receivables, gross of estimated losses on doubtful accounts, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days

12/31/2018	4,535,956	3,739,601	121,622	53,864	49,629	84,920	486,320
12/31/2017 – Restated (i)	4,255,427	3,553,976	189,071	39,314	44,314	74,037	354,715

The breakdown of estimated losses on doubtful accounts, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
12/31/2018	385,080	39,226	4,094	3,754	5,533	46,783	285,690
12/31/2017 – Restated (i)	347,801	27,104	7,672	2,794	2,173	20,500	287,558

(i)	See Note 2.x.

For further information about the allowance for estimated losses on doubtful accounts, see Note 33.d.3.

b. Reseller financing

The composition of reseller financing is as follows:

	12/31/2018	12/31/2017
		Restated (i)
Reseller financing – Ipiranga	855,229	675,236
(-) Estimated losses on doubtful accounts	(139,699)	(104,977)

Total	715,530	570,259

Current	367,262	286,569
Non-current	348,268	283,690

Reseller financing is provided for renovation and upgrading of service stations, purchase of products, and development of the automotive fuels and lubricants distribution market. The terms of reseller financing range substantially from 12 months to 60 months, with an average term of 40 months. The minimum and maximum interest rates are 0% per month and 1% per month, respectively.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The breakdown of reseller financing, gross of estimated losses on doubtful accounts, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
12/31/2018	855,229	633,183	11,262	14,869	9,377	20,783	165,755
12/31/2017 – Restated (i)	675,236	516,547	11,868	7,177	3,883	13,775	121,986

The breakdown of estimated losses on doubtful accounts, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
12/31/2018	139,699	26,982	1,250	1,642	1,131	12,176	96,518
12/31/2017 – Restated (i)	104,977	635	189	86	63	1,951	102,053

(i)	See Note 2.x.

For further information about the allowance for estimated losses on doubtful accounts, see Note 33.d.3.

6.	Inventories

The composition of inventories is as follows:

	12/31/2018			12/31/2017 Restated (i)
	Cost	Provision for losses	Net balance	Cost	Provision for losses	Net balance
Fuels, lubricants and greases	1,367,015	(1,804)	1,365,211	1,626,582	(3,074)	1,623,508
Finished goods	581,504	(20,923)	560,581	500,223	(18,495)	481,728
Work in process	1,412	—	1,412	1,637	—	1,637
Raw materials	383,161	(1,894)	381,267	492,029	(1,835)	490,194
Liquefied petroleum gas (LPG)	109,362	(5,761)	103,601	102,748	(5,761)	96,987
Consumable materials and other items for resale	150,188	(3,770)	146,418	160,024	(5,380)	154,644
Pharmaceutical, hygiene, and beauty products	583,060	(5,364)	577,696	417,726	(2,447)	415,279
Purchase for future delivery (1)	193,928	(2,964)	190,964	222,808	—	222,808
Properties for resale	27,489	(107)	27,382	27,032	(107)	26,925

	3,397,119	(42,587)	3,354,532	3,550,809	(37,099)	3,513,710

(1)	Refers substantially to ethanol, biodiesel and advance of fuels.
(i)	See Note 2.x.

Movements in the provision for losses are as follows:

Balance as of December 31, 2015	33,992
Additions to net realizable value adjustment	12,393
Additions of obsolescence and other losses	886

Balance as of December 31, 2016	47,271
Reversals to net realizable value adjustment	(6,713)
Reversals of obsolescence and other losses	(3,459)

Balance as of December 31, 2017	37,099
Additions to net realizable value adjustment	600
Additions of obsolescence and other losses	3,903
Oxiteno Andina (*)	985

Balance as of December 31, 2018	42,587

(*)	Refers to the impairment for subsidiary Oxiteno Andina (see Note 2.s.1.ii).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The breakdown of provisions for losses related to inventories is shown in the table below:

	12/31/2018	12/31/2017
Net realizable value adjustment	21,402	19,817
Obsolescence and other losses	21,185	17,282

Total	42,587	37,099

7.	Taxes to Recover

a. Recoverable Taxes

Recoverable taxes are substantially represented by credits of Tax on Goods and Services (“ICMS”, the Brazilian VAT), Contribution for Social Security Financing (“COFINS”) and Social Integration Program (“PIS”).

	12/31/2018	12/31/2017
ICMS (a.1)	710,669	580,630
Provision for ICMS losses	(99,187)	(72,076)
PIS and COFINS (a.2)	720,731	348,333
Value-Added Tax (IVA) of foreign subsidiaries	31,678	27,180
Others	22,988	15,587

Total	1,386,879	899,654

Current	639,699	664,954
Non-current	747,180	234,700

The provision for ICMS losses relates to tax credits that the subsidiaries estimate will not utilize or offset in the future, and its movements are as follows:

Balance as of December 31, 2015	64,891
Additions, write-offs and reversals, net	3,792

Balance as of December 31, 2016	68,683
Additions, write-offs and reversals, net	3,393

Balance as of December 31, 2017	72,076
Additions, write-offs and reversals, net	27,111

Balance as of December 31, 2018	99,187

a.1 The ICMS is substantially related to the following subsidiaries and operations:

(i)

The subsidiary Oxiteno Nordeste S.A. Indústria e Comércio (“Oxiteno Nordeste”) predominantly carries out export operations, interstate outflow or deferred ICMS of products purchased within the State of Bahia;

(ii)

The subsidiary IPP has credits arising from interstate outflows of oil-related products, whose ICMS was prepaid by the supplier (Petrobras), and credits arising from the difference between transactions of inflows and outflows of products subject to ICMS taxation (mainly ethanol);

(iii)

The subsidiary Extrafarma has credits of ICMS and ICMS-ST (tax substitution) advances on the inflow and outflow of operations carried out by its distribution centers, mostly in the North and Northeast.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Management estimates the realization of these credits within up to 10 years.

a.2 Refers, mainly, to the PIS and COFINS credits recorded under Laws 10,637/2002 and 10,833/2003 by the subsidiaries IPP and Cia. Ultragaz, whose consumption will occur through the offset of debts administered by the Brazilian Federal Revenue Service (“RFB”) in an estimated term of 2 years by management. As of December 31, 2018 the subsidiary Oxiteno S.A. recognized credits resulted from a final favorable decision to the exclusion of ICMS from the calculation basis of PIS and COFINS (see Note 21.a.1.2), as well as from reimbursement the amounts unduly paid as PIS half-yearly . As of December 31, 2018, the subsidiaries Oxiteno S.A., Oxiteno Nordeste, Oleoquímica Indústria e Comércio de Produtos Químicos Ltda. (“Oleoquímica”) and Empresa Carioca de Produtos Químicos S.A. (“EMCA”) recognized credits resulted from a final favorable decision to the exclusion of ICMS from the calculation basis of PIS and COFINS-import. The credits of Oxiteno S.A. will be realized through a corporate restructuring with Oxiteno Nordeste. For these cases, management estimates the realization of these credits within up to 5 years.

b. Recoverable Income Tax and Social Contribution Taxes

Represented by recoverable IRPJ and CSLL.

	12/31/2018	12/31/2017
IRPJ and CSLL	362,784	295,172

Total	362,784	295,172

Current	257,182	216,630
Non-current	105,602	78,542

Relates to IRPJ and CSLL to be recovered by the Company and its subsidiaries arising from the tax advances of previous years, with management estimating the realization of these credits within up to 5 years for the subsidiaries Oxiteno S.A. and Oxiteno Nordeste and up to 2 years for the others.

8.	Related Parties

a.	Related Parties

Balances and transactions between the Company and its subsidiaries and between subsidiaries have been eliminated in consolidation and are not disclosed in this note. The balances and transactions between the Company and its subsidiaries with other related parties are disclosed below:

	Loans
	Assets	Liabilities
Química da Bahia Indústria e Comércio S.A.	—	2,925
Others	490	1,146

Total as of December 31, 2018	490	4,071

	Loans
	Assets	Liabilities
Química da Bahia Indústria e Comércio S.A.	—	2,946
Others	490	1,239

Total as of December 31, 2017	490	4,185

Loans agreements have indeterminate terms and do not contain interest clauses. These are carried out due temporary excess or necessity cash of the Company, its subsidiaries, and its associates.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Commercial transactions
	Receivables(1)	Payables(1)	Sales and services	Purchases	Expenses
Oxicap Indústria de Gases Ltda.	—	567	6	9,032	—
Refinaria de Petróleo Riograndense S.A.	—	24,630	—	1,008,860	—
ConectCar Soluções de Mobilidade Eletrônica S.A.	1,042	136	3,844	186	—
LA’7 Participações e Empreend. Imob. Ltda. (a)	—	117	—	—	1,469

Total as of December 31, 2018	1,042	25,450	3,850	1,018,078	1,469

	Commercial transactions
	Receivables(1)	Payables(1)	Sales and services	Purchases	Expenses
Oxicap Indústria de Gases Ltda.	—	1,489	6	18,108	—
Refinaria de Petróleo Riograndense S.A.	—	22,199	—	1,004,030	—
ConectCar Soluções de Mobilidade Eletrônica S.A.	1,067	31	7,239	859	—
LA’7 Participações e Empreend. Imob. Ltda. (a)	—	125	—	—	2,300

Total as of December 31, 2017	1,067	23,844	7,245	1,022,997	2,300

	Commercial transactions
	Sales and services	Purchases	Expenses
Oxicap Indústria de Gases Ltda.	6	18,079	—
Refinaria de Petróleo Riograndense S.A.	—	958,007	—
ConectCar Soluções de Mobilidade Eletrônica S.A.	13,329	1,424	—
LA’7 Participações e Empreend. Imob. Ltda. (a)	—	—	2.478

Total as of December 31, 2016	13,335	977,510	2.478

(1)	Included in “domestic trade receivables” and “domestic trade payables,” respectively.
(a)	Refers to rental contracts of 15 drugstores owned by LA’7 (16 drugstores in 2017), a company of the former shareholders of Extrafarma that are current shareholders of Ultrapar.

Purchase and sale transactions relate substantially to the purchase of raw materials, feedstock, transportation, and storage services based on similar market prices and terms with customers and suppliers with comparable operational performance. The above operations related to ConectCar Soluções de Mobilidade Eletrônica S.A. (“ConectCar”) refer to services provided. In the opinion of the Company and its subsidiaries’ management, transactions with related parties are not subject to credit risk, which is why no estimated losses or collateral is provided. Collateral provided by the Company in loans of subsidiaries and affiliates are mentioned in Note 15.k.

b. Key executives

The Company’s compensation strategy combines short and long-term elements, following the principles of alignment of interests and of maintaining a competitive compensation, and is aimed at retaining key officers and remunerating them adequately according to their attributed responsibilities and the value created to the Company and its shareholders.

Short-term compensation is comprised of: (a) fixed monthly compensation paid with the objective of rewarding the executive’s experience, responsibility, and his/her position’s complexity, and includes salary and benefits such as medical coverage, check-up, life insurance, and others; (b) variable compensation paid annually with the objective of aligning the executive’s and the Company’s objectives, which is linked to: (i) the business performance measured through its economic value creation and (ii) the fulfillment of individual annual goals that are based on the strategic plan and are focused on expansion and operational excellence projects, people development and market positioning, among others. Further details about the Deferred Stock Plan are contained in Note 8.c and about post-employment benefits in Note 19.b.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The Company and its subsidiaries recognized expenses for compensation of its key executives (Company’s directors and executive officers) as shown below:

	12/31/2018	12/31/2017	12/31/2016
Short-term compensation	36,504	45,477	40,306
Stock compensation (*)	1,407	1,399	5,427
Post-employment benefits	2,278	1,096	3,336
Long-term compensation (**)	—	(6,459)	2,473
Termination benefit	905	8,794	—

Total	41,094	50,307	51,542

(*)	Includes the reversal of expenses for the forfeiture of granted shares due to termination of executive employment (see Note 8.c).
(**)	The chief executive officer in office until October 2, 2017 was entitled to additional long-term variable compensation. This contract was terminated with the succession of the chief executive officer.

c. Deferred Stock Plan

Since 2003, Ultrapar has adopted a stock plan in which the executive has the usufruct of shares held in treasury until the transfer of the full ownership of the shares to those eligible members of management after five to seven years from the initial concession of the rights subject to uninterrupted employment of the participant during the period. The volume of shares and the executives eligible are determined by the Board of Directors, and there is no mandatory annual grant. The total number of shares to be used in the plan is subject to the number of shares in treasury. Ultrapar’s Board of Directors does not have a stock plan. The fair value of the awards were determined on the grant date based on the market value of the shares on the B3, the Brazilian Securities, Commodities and Futures Exchange and the amounts are amortized between five to seven years from the grant date.

The table below summarizes shares granted to the Company and its subsidiaries’ management:

Grant date	Balance of number of shares granted	Vesting period	Market price of shares on the grant date (in R$ per share)	Total grant costs, including taxes	Accumulated recognized grant costs	Accumulated unrecognized grant costs
March 13, 2017	100,000	2022 to 2024	67.99	9,378	(2,920)	6,458
March 4, 2016	190,000	2021 to 2023	65.43	17,147	(8,252)	8,895
December 9, 2014	400,000	2019 to 2021	50.64	27,939	(19,376)	8,563
March 5, 2014	83,400	2019 to 2021	52.15	5,999	(4,925)	1,074
November 7, 2012	76,664	2017 to 2019	42.90	16,139	(15,599)	540
December 14, 2011	—	2016 to 2018	31.85	4,832	(4,832)	—

	850,064			81,434	(55,904)	25,530

In 2018, the amortization in the amount of R$ 3,922 (R$ 11,752 in 2017 and R$ 18,372 in 2016) was recognized as a general and administrative expense.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes the changes of number of shares granted:

Balance on December 31, 2016	1,500,072
Shares granted on March 4, 2017	100,000
Forfeiture of granted shares due to termination of executive employment	(143,333)
Shares vested and transferred	(273,341)

Balance on December 31, 2017	1,183,398
Forfeiture of granted shares due to termination of executive employment	(216,666)
Shares vested and transferred	(116,668)

Balance on December 31, 2018	850,064

In addition, on April 19, 2017, the Ordinary and Extraordinary General Shareholders’ Meeting (“OEGM”) of approved a new incentive plan based on shares (”Plan”), which establishes the general terms and conditions for the concession of common shares issued by the Company and held in treasury, that may or may not involve the granting of usufruct of part of these shares for later transfer of the ownership of the shares, in periods of three to six years, to directors or employees of the Company or its subsidiaries.

As a result of the Plan, common shares representing at most 1% of the Company’s share capital may be delivered to the participants, which corresponds, at the date of approval of this Plan, to 5,564,051 common shares.

The table below summarizes the restricted and performance stock programs:

Program	Grant date	Balance of number of shares granted	Vesting period	Market price of shares on the grant date (in R$ per share)	Total grant costs, including taxes	Accumulated recognized grant costs	Accumulated unrecognized grant costs
Restricted	October 1, 2017	120,000	2023	76.38	12,642	(2,634)	10,008
Restricted and performance	November 8, 2017	37,938	2020 to 2022	76.38	4,988	(1,523)	3,465
Restricted and performance	April 9, 2018	92,038	2021 to 2023	68.70	12,028	(2,363)	9,665
Restricted	September 19, 2018	80,000	2024	39.16	4,321	(180)	4,141
Restricted	September 24, 2018	40,000	2024	36.80	2,030	(85)	1,945

		369,976			36,009	(6,785)	29,224

In 2018, a general and administrative expense in the amount of R$ 6,001 was recognized in relation to the Plan (R$ 784 in 2017).

The table below summarizes the changes of the number of restricted and performance shares granted:

Balance on December 31, 2017	166,270

Shares granted on April 9, 2018	103,592
Shares granted on September 19, 2018	80,000
Shares granted on September 24, 2018	40,000
Forfeiture of granted shares due to termination of executive employment	(19,886)

Balance on December 31, 2018	369,976

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

9.	Income and Social Contribution Taxes

a. Deferred Income (IRPJ) and Social Contribution Taxes (CSLL)

The Company and its subsidiaries recognize deferred tax assets and liabilities, which are not subject to the statute of limitations, resulting from tax loss carryforwards, temporary differences, negative tax bases and revaluation of property, plant, and equipment, among others. Deferred tax assets are sustained by the continued profitability of their operations. Deferred IRPJ and CSLL are recognized under the following main categories:

	12/31/2018	12/31/2017
		Restated (i)
Assets—Deferred income and social contribution taxes on:
Provision for impairment of assets	116,191	103,092
Provisions for tax, civil, and labor risks	154,516	145,767
Provision for post-employment benefits	85,575	81,199
Provision for differences between cash and accrual basis	147,376	40,755
Goodwill	12,258	14,234
Business combination – fiscal basis vs. accounting basis of goodwill	75,838	74,972
Provision for asset retirement obligation	15,801	19,111
Other provisions	144,354	158,952
Tax losses and negative basis for social contribution carryforwards (d)	208,036	201,471

Total	959,945	839,553

Offset the liabilities balance	(445,758)	(225,492)

Net balance of assets	514,187	614,061

Liabilities—Deferred income and social contribution taxes on:
Revaluation of property, plant, and equipment	1,981	2,109
Lease	2,858	3,361
Provision for differences between cash and accrual basis	138,332	44,440
Provision for goodwill	187,845	131,811
Business combination – fair value of assets	117,352	90,532
Temporary differences of foreign subsidiaries	—	955
Other provisions	6,687	35,926

Total	455,055	309,134

Offset the assets balance	(445,758)	(225,492)

Net balance of liabilities	9,297	83,642

Changes in the net balance of deferred IRPJ and CSLL are as follows:

	2018	2017	2016
		Restated (i)	Restated (i)
Initial balance	507,087	409,699	292,989
IFRS 9 and 15 adoption	68,450	42,274	30,240
IRPJ and CSLL related to CBLSA goodwill – retrospective effect (i)	(45,118)	—	—

Subtotal – Initial balance – restated (i)	530,419	451,973	323,229
Deferred IRPJ and CSLL recognized in income of the year	(162,417)	109,204	112,539
Deferred IRPJ and CSLL recognized in other comprehensive income	133,124	13,389	18,938
Deferred IRPJ and CSLL recognized in business combination (see Notes 3.c and 3.d)	1,054	(45,728)	—
Others	2,710	1,581	(2,733)

Final balance	504,890	530,419	451,973

(i)	See Note 2.x.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The estimated recovery of deferred tax assets relating to IRPJ and CSLL is stated as follows:

Up to 1 Year	181,343
From 1 to 2 Years	117,990
From 2 to 3 Years	172,439
From 3 to 5 Years	169,119
From 5 to 7 Years	224,291
From 7 to 10 Years	94,763

Total of deferred tax assets relating to IRPJ and CSLL	959,945

b. Reconciliation of Income and Social Contribution Taxes

IRPJ and CSLL are reconciled to the statutory tax rates as follows:

	2018	2017	2016
		Restated (vi)	Restated (vi)
Income (loss) before taxes and share of profit (loss) of joint ventures, and associates	1,785,818	2,318,446	2,227,298
Statutory tax rates - %	34	34	34

Income and social contribution taxes at the statutory tax rates	(607,178)	(788,272)	(757,281)

Adjustments to the statutory income and social contribution taxes:
Nondeductible expenses (i)	(82,784)	(105,017)	(57,961)
Nontaxable revenues (ii)	32,523	19,084	7,561
Adjustment to estimated income (iii)	9,706	10,844	14,218
Interest on equity (iv)	(538)	(550)	(364)
Unrecorded deferred Income and Social Contribution Taxes Carryforwards deferred (v)	(95,480)	—	—
Other adjustments	(2,634)	2,059	6,957

Income and social contribution taxes before tax incentives	(746,385)	(861,852)	(786,870)

Tax incentives—SUDENE	107,666	48,598	98,912

Income and social contribution taxes in the income statement	(638,719)	(813,254)	(687,958)

Current	(476,302)	(922,458)	(800,497)
Deferred	(162,417)	109,204	112,539
Effective IRPJ and CSLL rates - %	35.8	35.1	30.9

(i)

Consist of certain expenses that cannot be deducted for tax purposes under applicable tax legislation, such as expenses with fines, donations, gifts, losses of assets, negative effects of foreign subsidiaries and certain provisions;

(ii)	Consist of certain gains and income that are not taxable under applicable tax legislation, such as the reimbursement of taxes and the reversal of certain provisions;
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

(v)	See Note 9.d;
(vi)	See Note 2.x.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

c. Tax Incentives—SUDENE

The following subsidiaries are entitled to federal tax benefits providing for IRPJ reduction under the program for development of northeastern Brazil operated by the Superintendence for the Development of the Northeast (“SUDENE”), as shown below:

Subsidiary	Units	Incentive - %	Expiration
Bahiana Distribuidora de Gás Ltda.	Aracaju base (1)	75	2028
	Suape base (2)	75	2018
	Mataripe base	75	2024
	Caucaia base	75	2025
	Juazeiro base (3)	75	2026
Terminal Químico de Aratu S.A. – Tequimar	Suape terminal	75	2020
	Aratu terminal	75	2022
	Itaqui terminal	75	2025
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Camaçari plant	75	2021
Oxiteno Nordeste S.A. Indústria e Comércio	Camaçari plant	75	2026
Empresa Carioca de Produtos Químicos S.A.	Camaçari plant	75	2026

(1)

The subsidiary Bahiana Distribuidora de Gás Ltda. (“Bahiana”), obtained 75% income tax reduction incentive recognized by SUDENE, through an appraisal report on October 22, 2018, until 2028, due to the modernization for its Aracaju plant – Sergipe. On October 22, 2018, the constitutive benefit appraisal report was sent to the RFB for approval within a term of 120 days. As a result of the expiration of the statutes of limitation for the RFB to approve the constitutive benefit appraisal report setting the tacit approval of the application, the income tax reduction will be recognized by the subsidiary in the income statement in 2019.

(2)

The subsidiary Bahiana had the 75% income tax reduction incentive recognized by SUDENE, through an appraisal report on January 14, 2019, until 2028, due to the modernization for its Suape plant – Pernambuco. On January 23, 2019, the constitutive benefit appraisal report was sent to the RFB for approval within a term of 120 days.

(3)

The subsidiary Bahiana, obtained 75% income tax reduction incentive recognized by SUDENE, through an appraisal report on November 7, 2017, until 2026, due to productive unit implementation for its Juazeiro plant – Bahia. On November 27, 2017, the constitutive benefit appraisal report was sent to the RFB, for approval within a term of 120 days. As a result of the expiration of the statutes of limitation for the RFB to approve the constitutive benefit appraisal report setting the tacit approval of the application, the income tax reduction was recognized by the subsidiary in the income statement in 2018, in the total amount of R$ 149 with retroactive effect in January 2017.

d. Income and Social Contribution Taxes Carryforwards

In 2018, the Company and certain subsidiaries had tax loss carryforwards related to income tax (IRPJ) of R$ 873,718 (R$ 576,948 in 2017) and negative basis of CSLL of R$ 876,315 (R$ 576,949 in 2017), whose compensations are limited to 30% of taxable income in a given tax year, which do not expire.

Deferred income and social contribution tax assets were recognized in the amount of R$ 208,036 in 2018 (R$ 201,471 in 2017), supported by the technical study of the projection of taxable profits for the realization of deferred tax assets, reviewed by the Fiscal Council and approved by the Company’s Board of Directors.

As a consequence of this study, in 2018, the subsidiary Extrafarma reversed the portion of deferred tax asset, whose realization exceeded the period of ten years, in the amount of R$ 39,462. The amount of deferred taxes not recognized due to the uncertainty of realization is R$ 220,832 in 2018 (R$ 128,418 in 2017).

In addition, certain offshore subsidiaries had tax loss carryforwards of R$ 620,906 (R$ 388,178 in 2017) not recognized.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

10.	Prepaid Expenses

	12/31/2018	12/31/2017
Rents(1)	413,799	329,421
Advertising and publicity	54,011	67,321
Deferred Stock Plan, net (see Note 8.c)	22,737	37,591
Insurance premiums	52,607	39,629
Software maintenance	21,667	8,237
Other prepaid expenses	21,844	14,733

	586,665	496,932

Current	187,570	150,046
Non-current	399,095	346,886

(1)	Refers substantially to the rental advance of service stations of IPP, which are subsequently subleased and operated by the resellers.

11.	Contractual Assets with Customers – Exclusive Rights

Refers to exclusive rights disbursements of Ipiranga’s agreements with reseller service stations and major consumers that are recognized at the time of their occurrence and recognized as a reduction of the revenue from sales and services in the statement of profit or loss according to the conditions established in the agreement (amortization in weighted average term of five years), being reviewed as changes occur under the terms of the agreements.

Balance and changes are shown below:

	12/31/2018	12/31/2017	1/1/2017
		Restated (i)	Restated (i)
Initial balance	—	—	—
IFRS 15 adoption	1,502,360	1,438,084	1,392,895

Initial balance – restated (i)	1,502,360	1,438,084	1,392,895
Additions	390,177	529,732	514,291
Amortization	(371,825)	(463,049)	(463,490)
Transfer	(2,235)	(2,407)	(5,612)

Final balance	1,518,477	1,502,360	1,438,084

Current	484,473	456,213	448,316
Non-current	1,034,004	1,046,147	989,768

(i)	See Note 2.x.

12.	Investments

a. Joint Ventures

The Company holds an interest in Refinaria de Petróleo Riograndense (“RPR”), which is primarily engaged in oil refining.

The subsidiary Ultracargo – Operações Logísticas e Participações Ltda. (“Ultracargo Participações”) holds an interest in União Vopak – Armazéns Gerais Ltda. (“União Vopak”), which is primarily engaged in liquid bulk storage in the port of Paranaguá.

The subsidiary IPP holds an interest in ConectCar, which is primarily engaged in automatic payment of tolls and parking in the States of Alagoas, Bahia, Ceará, Espírito Santo, Goiás, Maranhão, Mato Grosso, Mato Grosso do Sul, Minas Gerais, Paraná, Pernambuco, Rio de Janeiro, Rio Grande do Sul, Santa Catarina, São Paulo and Distrito Federal.

These investments are accounted for under the equity method of accounting based on their financial statements as of December 31, 2018.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Balances and changes in joint ventures are as follows:

	União Vopak	RPR	ConectCar	Total
Balance as of December 31, 2015	4,545	31,514	43,318	79,377
Capital increase	—	—	47,281	47,281
Valuation adjustments	—	(2,935)	—	(2,935)
Dividends and interest on equity (gross)	—	(12,915)	—	(12,915)
Share of profit (loss) of joint ventures	(27)	29,745	(24,384)	5,334

Balance as of December 31, 2016	4,518	45,409	66,215	116,142
Capital increase	—	—	16,000	16,000
Valuation adjustments	—	4,079	—	4,079
Dividends and interest on equity (gross)	—	(30,959)	—	(30,959)
Share of profit (loss) of joint ventures	1,578	36,210	(20,989)	16,799

Balance as of December 31, 2017	6,096	54,739	61,226	122,061
Capital increase	—	—	31,908	31,908
Valuation adjustments	—	(3,704)	—	(3,704)
Dividends and interest on equity (gross)	—	(32,065)	—	(32,065)
Share of profit (loss) of joint ventures	1,350	1,148	(18,744)	(16,246)

Balance as of December 31, 2018	7,446	20,118	74,390	101,954

The table below presents the statements of financial position and statements of profit or loss of joint ventures:

	12/31/2018
	União Vopak	RPR	ConectCar
Current assets	8,432	370,250	129,152
Non-current assets	8,552	147,054	150,054
Current liabilities	1,814	385,079	130,414
Non-current liabilities	280	71,635	14
Equity	14,890	60,590	148,778
Net revenue from sales and services	16,938	2,092,548	57,506
Costs, operating expenses and income	(13,154)	(2,083,592)	(114,336)
Net financial income and income and social contribution taxes	(1,084)	(261)	19,343
Net income (loss)	2,700	8,695	(37,487)
Number of shares or units held	29,995	5,078,888	193,768,000
% of capital held	50	33	50

	12/31/2017
	União Vopak	RPR	ConectCar
Current assets	7,110	389,022	90,242
Non-current assets	6,627	128,417	132,785
Current liabilities	1,210	297,762	100,564
Non-current liabilities	336	54,821	12
Equity	12,191	164,856	122,451
Net revenue from sales and services	15,260	1,579,286	33,935
Costs, operating expenses and income	(10,852)	(1,433,030)	(100,444)
Net financial income and income and social contribution taxes	(1,252)	(37,193)	24,530
Net income (loss)	3,156	109,063	(41,979)
Number of shares or units held	29,995	5,078,888	169,860,500
% of capital held	50	33	50

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	12/31/2016
	União Vopak	RPR	ConectCar
Net revenue from sales and services	12,030	1,490,516	30,058
Costs, operating expenses and income	(12,430)	(1,361,551)	(105,800)
Net financial income and income and social contribution taxes	346	(39,379)	26,974
Net income (loss)	(54)	89,586	(48,768)
Number of shares or units held	29,995	5,078,888	145,860,500
% of capital held	50	33	50

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

Subsidiary Oxiteno Nordeste holds an interest in Química da Bahia Indústria e Comércio S.A., which is primarily engaged in manufacturing, marketing, and processing of chemicals. The operations of this associate are currently suspended.

Subsidiary Cia. Ultragaz holds an interest in Metalúrgica Plus S.A., which is primarily engaged in the manufacture and trading of LPG containers. The operations of this associate are currently suspended.

Subsidiary IPP holds an interest in Plenogás Distribuidora de Gás S.A., which is primarily engaged in the marketing of LPG. The operations of this associate are currently suspended.

The investment of subsidiary Oxiteno S.A. in the associate Oxicap is accounted for under the equity method of accounting based on its financial information as of November 30, 2018, while the other associates are valued based on the financial statements as of December 31, 2018.

Balances and changes in associates are as follows:

	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.	Total
Balance as of December 31, 2015	5,743	12,000	3,684	110	—	21,537
Dividends	(948)	—	—	—	—	(948)
Share of profit (loss) of associates	1,206	981	(6)	(39)	—	2,142

Balance as of December 31, 2016	6,001	12,981	3,678	71	—	22,731
Dividends	(865)	—	—	—	(399)	(1,264)
Share of profit (loss) of associates	1,212	1,477	(60)	269	976	3,874

Balance as of December 31, 2017	6,348	14,458	3,618	340	577	25,341
Capital reduction	(1,250)	—	—	—	—	(1,250)
Dividends	(984)	—	—	—	(236)	(1,220)
Share of profit (loss) of associates	575	908	(28)	(112)	124	1,467

Balance as of December 31, 2018	4,689	15,366	3,590	228	465	24,338

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The table below presents the statements of financial position and statements of profit or loss of associates:

	12/31/2018
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Current assets	7,803	38,714	51	19	64
Non-current assets	15,254	85,395	10,238	990	2,791
Current liabilities	3,963	9,777	—	21	123
Non-current liabilities	332	8,888	3,109	302	1,334
Equity	18,762	105,444	7,180	686	1,398
Net revenue from sales and services	10,595	53,288	—	—	—
Costs, operating expenses and income	(7,957)	(43,814)	(78)	(266)	399
Net financial income and income and social contribution taxes	(211)	(3,453)	22	(69)	(27)
Net income (loss)	2,427	6,021	(56)	(335)	372
Number of shares or units held	20,124,996	1,987	1,493,120	3,000	1,384,308
% of capital held	25	15	50	33	33

	12/31/2017
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Current assets	11,218	45,061	67	175	505
Non-current assets	16,464	74,621	10,278	1,695	2,821
Current liabilities	1,960	12,338	—	422	93
Non-current liabilities	332	7,920	3,110	427	1,500
Equity	25,390	99,424	7,235	1,021	1,733
Net revenue from sales and services	10,522	52,709	—	—	—
Costs, operating expenses and income	(5,649)	(40,769)	(90)	673	628
Net financial income and income and social contribution taxes	—	(2,144)	(31)	179	15
Net income (loss)	4,873	9,796	(121)	852	643
Number of shares or units held	20,124,996	1,987	1,493,120	3,000	1,384,308
% of capital held	25	15	50	33	33

	12/31/2016
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Net revenue from sales and services	9,955	52,751	—	—	—
Costs, operating expenses and income	(5,194)	(39,539)	(60)	(189)	574
Net financial income and income and social contribution taxes	63	(6,837)	49	(19)	68
Net income (loss)	4,824	6,375	(11)	(208)	642
Number of shares or units held	20,124,996	1,987	1,493,120	3,000	1,384,308
% of capital held	25	15	50	33	33

The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

13. Property, Plant, and Equipment

Balances and changes in property, plant, and equipment are as follows:

	Weighted average useful life (years)	Balance on 12/31/2017	Reclassifications (i)	Fair value CBLSA Retrospective effect (ii)	Balance on 12/31/2017 – Restated (i)	Additions	Depreciation	Transfer (iv)	Write- offs and disposals	Effect of foreign currency exchange rate variation	Opening balance TEAS (iii)	Balance on 12/31/2018
Cost:
Land	—	579,174	—	(2,532)	576,642	3,994	—	9,261	(895)	(1,238)	33,115	620,879
Buildings	32	1,639,867	—	(1,996)	1,637,871	7,041	—	151,937	(2,929)	(10,914)	18,067	1,801,073
Leasehold improvements	8	912,555	—	—	912,555	11,931	—	103,371	(12,273)	56	—	1,015,640
Machinery and equipment	13	4,721,931	—	—	4,721,931	115,171	—	588,696	(4,895)	(261,955)	60,308	5,219,256
Automotive fuel/lubricant distribution equipment and facilities	13	2,721,075	—	8,447	2,729,522	98,478	—	98,573	(62,240)	—	—	2,864,333
LPG tanks and bottles	8	643,697	49,159	—	692,856	78,995	—	2,552	(31,387)	—	—	743,016
Vehicles	6	287,295	—	—	287,295	29,141	—	18,061	(23,996)	(1,745)	—	308,756
Furniture and utensils	8	266,494	—	(585)	265,909	18,417	—	6,078	(863)	(10,570)	45	279,016
Construction in progress	—	929,000	—	—	929,000	796,909	—	(883,994)	(578)	81,462	—	922,799
Advances to suppliers	—	112,167	—	—	112,167	6,317	—	(100,233)	—	(4,163)	—	14,088
Imports in progress	—	786	—	—	786	699	—	(1,446)	—	2	—	41
IT equipment	5	353,022	—	(36)	352,986	34,921	—	7,942	(1,953)	1,161	6	395,063

		13,167,063	49,159	3,298	13,219,520	1,202,014	—	798	(142,009)	(207,904)	111,541	14,183,960

Accumulated depreciation:
Buildings		(724,408)	—	—	(724,408)	—	(53,462)	10,046	2,608	26,533	(4,434)	(743,117)
Leasehold improvements		(475,651)	—	—	(475,651)	—	(83,208)	(4,574)	5,398	(7)	—	(558,042)
Machinery and equipment		(2,980,166)	—	—	(2,980,166)	—	(271,867)	1,143	3,449	288,461	(10,229)	(2,969,209)
Automotive fuel/lubricant distribution equipment and facilities		(1,545,806)	—	—	(1,545,806)	—	(162,815)	(7,232)	58,245	—	—	(1,657,608)
LPG tanks and bottles		(305,965)	(22,419)	—	(328,384)	—	(88,308)	(2,347)	17,983	—	—	(401,056)
Vehicles		(112,200)	—	—	(112,200)	—	(28,792)	498	15,002	1,842	—	(123,650)
Furniture and utensils		(148,575)	—	—	(148,575)	—	(18,482)	(292)	513	11,517	(20)	(155,339)
IT equipment		(260,859)	—	—	(260,859)	—	(30,659)	2,702	1,819	(1,080)	(6)	(288,083)

		(6,553,630)	(22,419)	—	(6,576,049)	—	(737,593)	(56)	105,017	327,266	(14,689)	(6,896,104)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Balance on 12/31/2017	Reclassifications (i)	Fair value CBLSA Retrospective effect(ii)	Balance on 12/31/2017 – Restated (i)	Additions		Depreciation	Transfer (iv)	Write-offs and disposals	Effect of foreign currency exchange rate variation	Opening balance TEAS (iii)	Balance on 12/31/2018
Provision for losses:
Advances to suppliers	(83)	—	—	(83)	—		—	—	—	—	—	(83)
Buildings	—	—	—	—	(306	) (*)	—	—	—	—	—	(306)
Land	(104)	—	—	(104)	(723	) (*)	—	—	—	—	—	(827)
Leasehold improvements	(564)	—	—	(564)	(733)		—	—	2	(90)	—	(1,385)
Machinery and equipment	(4,724)	—	—	(4,724)	(1,532	) (*)	—	—	444	(305)	—	(6,117)
Automotive fuel/lubricant distribution equipment and facilities	(169)	—	—	(169)	—		—	—	4	—	—	(165)
Construction in progress	—	—	—	—	(38	) (*)	—	—	—	—	—	(38)
Furniture and utensils	(1)	—	—	(1)	(69	) (*)	—	—	—	—	—	(70)

	(5,645)	—	—	(5,645)	(3,401)		—	—	450	(395)	—	(8,991)

Net amount	6,607,788	26,740	3,298	6,637,826	1,198,613		(737,593)	742	(36,542)	118,967	96,852	7,278,865

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Weighted average useful life (years)	Balance on 12/31/2016	Reclassifications (i)	Balance on 1/1/2017 – Restated (i)	Additions	Depreciation	Transfer (iv)	Write- offs and disposals	Effect of foreign currency exchange rate variation	Opening balance CBLSA (ii)	Balance on 12/31/2017 Restated (i)
Cost:
Land	—	520,575	—	520,575	4,319	—	16,039	(969)	4,574	32,104	576,642
Buildings	30	1,440,204	—	1,440,204	10,677	—	95,630	(12,409)	32,998	70,771	1,637,871
Leasehold improvements	9	796,521	—	796,521	13,819	—	116,698	(14,494)	11	—	912,555
Machinery and equipment	12	4,225,056	—	4,225,056	130,154	—	105,060	(16,069)	277,730	—	4,721,931
Automotive fuel/lubricant distribution equipment and facilities	13	2,429,079	—	2,429,079	131,134	—	78,568	(29,935)	—	120,676	2,729,522
LPG tanks and bottles	11	619,511	12,467	631,978	96,290	—	(1,149)	(34,263)	—	—	692,856
Vehicles	7	271,133	—	271,133	28,428	—	6,948	(21,055)	1,841	—	287,295
Furniture and utensils	9	204,550	—	204,550	35,078	—	10,775	(834)	10,756	5,584	265,909
Construction in progress	—	523,285	—	523,285	766,775	—	(386,198)	(4)	10,192	14,950	929,000
Advances to suppliers	—	96,423	—	96,423	61,536	—	(48,722)	—	2,930	—	112,167
Imports in progress	—	58	—	58	1,182	—	(450)	—	(4)	—	786
IT equipment	5	288,705	—	288,705	42,638	—	3,095	(1,081)	170	19,495	352,986

		11,415,100	12,467	11,427,567	1,322,030	—	(3,706)	(131,113)	341,198	263,544	13,219,520

Accumulated depreciation:
Buildings		(632,908)	—	(632,908)	—	(46,795)	130	5,535	(28,365)	(22,005)	(724,408)
Leasehold improvements		(412,449)	—	(412,449)	—	(71,660)	(166)	8,624	—	—	(475,651)
Machinery and equipment		(2,474,504)	—	(2,474,504)	—	(258,068)	(139)	10,174	(257,629)	—	(2,980,166)
Automotive fuel/lubricant distribution equipment and facilities		(1,383,069)	—	(1,383,069)	—	(144,884)	(29)	26,907	—	(44,731)	(1,545,806)
LPG tanks and bottles		(276,414)	(4,031)	(280,445)	—	(64,226)	130	16,157	—	—	(328,384)
Vehicles		(101,082)	—	(101,082)	—	(21,740)	80	12,365	(1,823)	—	(112,200)
Furniture and utensils		(120,747)	—	(120,747)	—	(15,128)	(9)	594	(9,275)	(4,010)	(148,575)
IT equipment		(220,421)	—	(220,421)	—	(24,481)	148	991	(121)	(16,975)	(260,859)

		(5,621,594)	(4,031)	(5,625,625)	—	(646,982)	145	81,347	(297,213)	(87,721)	(6,576,049)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Balance on 12/31/2016	Reclassifications (i)	Balance on 1/1/2017 – Restated (i)	Additions	Depreciation	Transfer (iv)	Write-offs and disposals	Effect of foreign currency exchange rate variation	Opening balance CBLSA (ii)	Balance on 12/31/2017 Restated (i)
Provision for losses:
Advances to suppliers	(83)	—	(83)	—	—	—	—	—	—	(83)
Land	(197)	—	(197)	(104)	—	—	197	—	—	(104)
Leasehold improvements	(560)	—	(560)	(10)	—	—	14	(8)	—	(564)
Machinery and equipment	(4,347)	—	(4,347)	(397)	—	—	45	(25)	—	(4,724)
Automotive fuel/lubricant distribution equipment and facilities	(336)	—	(336)	—	—	—	167	—	—	(169)
Furniture and utensils	(1)	—	(1)	—	—	—	—	—	—	(1)

	(5,524)	—	(5,524)	(511)	—	—	423	(33)	—	(5,645)

Net amount	5,787,982	8,436	5,796,418	1,321,519	(646,982)	(3,561)	(49,343)	43,952	175,823	6,637,826

	Weighted average useful life (years)	Balance on 12/31/2015	Reclassifications (i)	Balance on 1/1/2016 – Restated (i)	Additions	Depreciation	Transfer (iv)	Write-offs and disposals	Effect of foreign currency exchange rate variation	Balance on 12/31/2016 Restated (i)
Cost:
Land	—	524,159	—	524,159	157	—	218	(202)	(3,757)	520,575
Buildings	30	1,382,603	—	1,382,603	11,597	—	68,989	(281)	(22,704)	1,440,204
Leasehold improvements	9	701,183	—	701,183	11,109	—	87,312	(3,078)	(5)	796,521
Machinery and equipment	13	3,991,839	—	3,991,839	117,157	—	164,883	(10,209)	(38,614)	4,225,056
Automotive fuel/lubricant distribution equipment and facilities	14	2,282,462	—	2,282,462	113,162	—	56,213	(22,758)	—	2,429,079
LPG tanks and bottles	11	541,351	4,740	546,091	115,309	—	1,435	(30,857)	—	631,978
Vehicles	7	258,776	—	258,776	25,882	—	5,559	(18,575)	(509)	271,133
Furniture and utensils	10	170,695	—	170,695	27,319	—	8,955	(1,315)	(1,104)	204,550
Construction in progress	—	437,533	—	437,533	487,651	—	(384,335)	(535)	(17,029)	523,285
Advances to suppliers	—	12,125	—	12,125	102,465	—	(13,781)	—	(4,386)	96,423
Imports in progress	—	1,201	—	1,201	8,007	—	(8,895)	—	(255)	58
IT equipment	5	260,685	—	260,685	27,574	—	3,448	(1,561)	(1,441)	288,705

		10,564,612	4,740	10,569,352	1,047,389	—	(9,999)	(89,371)	(89,804)	11,427,567

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Balance on 12/31/2015	Reclassifications (i)	Balance on 1/1/2016 – Restated (i)	Additions	Depreciation	Transfer (iv)	Write-offs and disposals	Effect of foreign currency exchange rate variation	Balance on 12/31/2016 Restated (i)
Accumulated depreciation:
Buildings	(591,831)	—	(591,831)	—	(43,778)	13	151	2,537	(632,908)
Leasehold improvements	(359,117)	—	(359,117)	—	(55,913)	339	2,235	7	(412,449)
Machinery and equipment	(2,241,244)	—	(2,241,244)	—	(242,419)	3,099	9,536	(3,476)	(2,474,504)
Automotive fuel/lubricant distribution equipment and facilities	(1,270,797)		(1,270,797)	—	(130,613)	—	18,341	—	(1,383,069)
LPG tanks and bottles	(249,234)	(875)	(250,109)	—	(44,097)	—	13,761	—	(280,445)
Vehicles	(92,457)	—	(92,457)	—	(19,991)	—	11,234	132	(101,082)
Furniture and utensils	(110,259)	—	(110,259)	—	(11,146)	5	868	(215)	(120,747)
IT equipment	(203,793)		(203,793)	—	(19,225)	(3)	1,488	1,112	(220,421)

	(5,118,732)	(875)	(5,119,607)	—	(567,182)	3,453	57,614	97	(5,625,625)

Provision for losses:
Advances to suppliers	(83)	—	(83)	—	—	—	—	—	(83)
Land	(197)	—	(197)	—	—	—	—	—	(197)
Leasehold improvements	(659)	—	(659)	(4)	—	—	—	103	(560)
Machinery and equipment	(4,739)	—	(4,739)	(281)	—	—	325	348	(4,347)
Automotive fuel/lubricant distribution equipment and facilities	(1,306)	—	(1,306)	—	—	—	970	—	(336)
Furniture and utensils	(1)	—	(1)	—	—	—	—	—	(1)

	(6,985)	—	(6,985)	(285)	—	—	1,295	451	(5,524)

Net amount	5,438,895	3,865	5,442,760	1,039,377	(567,182)	(6,546)	(30,462)	(89,256)	5,796,418

(i)	See Note 2.x.
(ii)	See Note 3.c.
(iii)	See Note 3.d.
(iv)	Refers to amounts transferred to intangible assets and inventories.
(*)	Refers to the impairment for subsidiary Oxiteno Andina (see Note 2.s.1.ii), including in land the amount of R$ 680 and in machinery and equipment the amount of R$ 1,334.

Construction in progress relates substantially to expansions, renovations, constructions and upgrade of industrial facilities, terminals, stores, service stations and distribution bases.

Advances to suppliers is related, basically, to manufacturing of assets for expansion of plants, terminals, stores and bases and acquisition of real estate.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

14. Intangible Assets

Balances and changes in intangible assets are as follows:

	Weighted average useful life (years)	Balance on 12/31/2017	IFRS 15 adoption and reclassifications (i)	Fair value CBLSA Retrospective effect (ii)	Balance on 12/31/2017 – Restated (i)	Additions	Amortization	Transfer (iv)	Write-offs and disposals	Effect of foreign currency exchange rate variation	Opening balance TEAS (iii)	Balance on 12/31/2018
Cost:
Goodwill (a)	—	1,578,157	—	(53,866)	1,524,291	—	—	—	—	—	797	1,525,088
Software (b)	5	853,079	—	—	853,079	223,964	—	(1,258)	(15,401)	2,053	49	1,062,486
Technology (c)	5	32,617	—	—	32,617	—	—	—	—	—	—	32,617
Commercial property rights (d)	10	55,069	—	—	55,069	11,117	—	—	(2,154)	—	—	64,032
Distribution rights	8	4,273,379	(4,145,188)	14,478	142,669	690	—	(350)	—	(20)	—	142,989
Brands (e)	—	113,543	—	—	113,543	—	—	—	—	7,028	—	120,571
Trademark rights (e)	39	—	—	114,792	114,792	—	—	—	—	—	—	114,792
Others (f)	10	40,514	—	—	40,514	1,822	—	—	—	945	—	43,281

		6,946,358	(4,145,188)	75,404	2,876,574	237,593	—	(1,608)	(17,555)	10,006	846	3,105,856

Accumulated amortization:
Software		(456,799)	—	—	(456,799)	—	(79,845)	59	28	(832)	(49)	(537,438)
Technology		(32,541)	—	—	(32,541)	—	(72)	—	—	—	—	(32,613)
Commercial property rights		(21,292)	—	—	(21,292)	—	(4,679)	—	2,040	—	—	(23,931)
Distribution rights		(2,677,057)	2,580,353	—	(96,704)	—	(10,018)	125	—	—	—	(106,597)
Trademark rights		—	—	—	—	—	(3,182)	—	—	—	—	(3,182)
Others		(31,196)	—	—	(31,196)	—	(1,538)	—	—	(6)	—	(32,740)

		(3,218,885)	2,580,353	—	(638,532)	—	(99,334)	184	2,068	(838)	(49)	(736,501)

Net amount		3,727,473	(1,564,835)	75,404	2,238,042	237,593	(99,334)	(1,424)	(15,487)	9,168	797	2,369,355

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Weighted average useful life (years)	Balance on 12/31/2016	IFRS 15 adoption and reclassifications (i)	Balance on 1/1/2017 – Restated (i)	Additions	Amortization	Transfer (iv)	Write-offs and disposals	Effect of foreign currency exchange rate variation	Fair value CBLSA(ii)	Balance on 12/31/2017 Restated (i)
Cost:
Goodwill (a)	—	1,454,484	—	1,454,484	—	—	—	—	—	69,807	1,524,291
Software (b)	5	641,691	—	641,691	207,703	—	2,447	(1,193)	2,431	—	853,079
Technology (c)	5	32,617	—	32,617	—	—	—	—	—	—	32,617
Commercial property rights (d)	10	43,258	—	43,258	13,837	—	(68)	(1,958)	—	—	55,069
Distribution rights	6	3,651,316	(3,525,777)	125,539	—	—	—	—	—	17,130	142,669
Brands (e)	—	112,936	—	112,936	—	—	—	—	607	—	113,543
Trademark rights (e)	39	—	—	—	—	—	—	—	—	114,792	114,792
Others (f)	10	39,172	—	39,172	420	—	—	—	922	—	40,514

		5,975,474	(3,525,777)	2,449,697	221,960	—	2,379	(3,151)	3,960	201,729	2,876,574

Accumulated amortization:
Software		(396,702)	—	(396,702)	—	(59,579)	(5)	1,191	(1,704)	—	(456,799)
Technology		(32,469)	—	(32,469)	—	(72)	—	—	—	—	(32,541)
Commercial property rights		(19,568)	—	(19,568)	—	(3,689)	8	1,957	—	—	(21,292)
Distribution rights		(2,131,826)	2,045,814	(86,012)	—	—	—	—	—	(10,692)	(96,704)
Others		(23,310)	—	(23,310)	—	(7,883)	—	—	(3)	—	(31,196)

		(2,603,875)	2,045,814	(558,061)	—	(71,223)	3	3,148	(1,707)	(10,692)	(638,532)

Net amount		3,371,599	(1,479,963)	1,891,636	221,960	(71,223)	2,382	(3)	2,253	191,037	2,238,042

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Weighted average useful life (years)	Balance on 12/31/2015	IFRS 15 adoption and reclassifications (i)	Balance on 1/1/2016 – Restated (i)	Additions	Amortization	Transfer (iv)	Write-offs and disposals	Effect of foreign currency exchange rate variation	Balance on 12/31/2016 Restated (i)
Cost:
Goodwill (a)	—	1,456,179	—	1,456,179	—	—	—	(1,695)	—	1,454,484
Software (b)	5	539,522	—	539,522	99,734		7,601	(7)	(5,159)	641,691
Technology (c)	5	32,617	—	32,617	—	—	—	—	—	32,617
Commercial property rights (d)	10	36,588	—	36,588	7,303	—		(633)	—	43,258
Distribution rights	5	3,278,487	(2,993,263)	285,224	11,013	—	(170,698)	—	—	125,539
Brands (e)	—	120,944	—	120,944	—	—	—	—	(8,008)	112,936
Others (f)	4	46,951	—	46,951	607	—	(5,960)	(980)	(1,446)	39,172

		5,511,288	(2,993,263)	2,518,025	118,657	—	(169,057)	(3,315)	(14,613)	2,449,697

Accumulated amortization:
Software		(350,760)	—	(350,760)	—	(49,380)	(2)	7	3,433	(396,702)
Technology		(31,256)	—	(31,256)	—	(1,213)	—	—	—	(32,469)
Commercial property rights		(16,979)	—	(16,979)	—	(3,148)	—	559	—	(19,568)
Distribution rights		(1,802,989)	1,561,666	(241,323)	—	(9,200)	164,511	—	—	(86,012)
Others		(15,369)	—	(15,369)	—	(7,835)	(83)	—	(23)	(23,310)

		(2,217,353)	1,561,666	(655,687)	—	(70,776)	164,426	566	3,410	(558,061)

		3,293,935	(1,431,597)	1,862,338	118,657	(70,776)	(4,631)	(2,749)	(11,203)	1,891,636

(i)	See Note 2.x.
(ii)	See Note 3.c.
(iii)	See Note 3.d.
(iv)	Refers to amounts transferred to property, plant, and equipment and trade receivables.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The amortization expenses were recognized in the financial statements as shown below:

	12/31/2018	12/31/2017	12/31/2016
		Restated (i)	Restated (i)
Inventories and cost of products and services sold	15,044	2,165	11,437
Selling and marketing	8,920	11,689	13,352
General and administrative	75,370	57,369	47,358

	99,334	71,223	72,147

(i)	See Note 2.x.

a. Goodwill

The balance of the goodwill is tested annually for impairment and presents the following acquisitions:

	Segment	12/31/2018	12/31/2017
			Restated (i)
Goodwill on the acquisition of:
Extrafarma	Extrafarma	661,553	661,553
Ipiranga	Ipiranga	276,724	276,724
União Terminais	Ultracargo	211,089	211,089
Texaco	Ipiranga	177,759	177,759
CBLSA (1)	Ipiranga	69,807	69,807
Oxiteno Uruguay	Oxiteno	44,856	44,856
Temmar	Ultracargo	43,781	43,781
DNP	Ipiranga	24,736	24,736
Repsol	Ultragaz	13,403	13,403
TEAS (2)	Ultracargo	797	—
Others	Oxiteno	583	583

		1,525,088	1,524,291

(1)	See Note 3.c.
(2)	See Note 3.d.

On December 31, 2018, the Company tested the balances of goodwill shown in the table above for impairment. The determination of value in use involves assumptions, judgments, and estimates of cash flows, such as growth rates of revenues, costs and expenses, estimates of investments and working capital, and discount rates. The assumptions about growth projections and future cash flows are based on the Company’s business plan of its operating segments, as well as comparable market data, and represent management’s best estimate of the economic conditions that will exist over the economic life of the various CGUs, to which goodwill is related. The main key-assumptions used by the Company to calculate the value in use are described below:

Period of evaluation: the evaluation of the value in use is calculated for a period of five years (except the Extrafarma segment), after which the Company calculate the perpetuity, considering the possibility of carrying the business on indefinitely. For the Extrafarma segment, a period of ten years was used due to a four-year period of maturity of new stores.

Discount and real growth rates: on December 31, 2018, the discount and real growth rates used to extrapolate the projections ranged from 8.4% to 13.9% and from 0% to 1% p.a., respectively, depending on the CGU analyzed.

Revenue from sales and services, costs and expenses, and gross margin: considers the budget prepared for 2019 and the long-term strategic plan prepared by management and approved by the Board of Directors.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The goodwill impairment tests and net assets of the Company and its subsidiaries result in the recognition of impairment in the amount of R$ 5,565 for subsidiary Oxiteno Andina for the year ended December 31, 2018 (see Note 2.s.1.ii). The main reason for the impairment recognized is Venezuela’s political and economic situation.

The Company assessed a sensitivity analysis of discount and growth rate of perpetuity, due to their significant impact on cash flows and value in use. An increase of 0.5 percentage points in the discount rate or a decrease of 0.5 percentage points in the growth rate of the perpetuity of the cash flow of each business segment would not result in the recognition of impairment.

b. Software

Includes user licenses and costs for the implementation of the various systems used by the Company and its subsidiaries, such as: integrated management and control, financial management, foreign trade, industrial automation, operational and storage management, accounting information, and other systems.

c. Technology

The subsidiaries Oxiteno S.A., Oxiteno Nordeste and Oleoquímica recognize as technology certain rights of use held by them. Such licenses include the production of ethylene oxide, ethylene glycols, ethanolamines, glycol ethers, ethoxylates, solvents, fatty acids from vegetable oils, fatty alcohols, and specialty chemicals, which are products that are supplied to various industries.

d. Commercial property rights

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

e. Brands and Trademark rights

Brands are represented by the acquisition cost of the ‘am/pm’ brand in Brazil and of the Extrafarma brand, acquired in the business combination, and Chevron and Texaco trademark rights.

f. Other intangibles

Refers mainly to the loyalty program “Clube Extrafarma”.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

15.	Loans, Debentures, and Finance Leases

a. Composition

Description	12/31/2018	12/31/2017	Index/Currency	Weighted average financial charges 12/31/2018 –% p.a.	Maturity
Foreign currency—denominated loans:
Notes in the foreign market (b) (*)	2,889,631	2,454,142	US$	+5.3	2026
Foreign loan (c.1) (*)	985,268	259,015	US$	+3.9	2021 to 2023
Financial institutions (e)	620,605	330,755	US$ + LIBOR (1)	+2.1	2019 to 2023
Foreign loan (c.1) (*)	582,106	788,794	US$ + LIBOR (1)	+0.9	2022 to 2023
Foreign loan (c.2)	234,363	298,927	US$ + LIBOR (1)	+2.0	2020
Financial institutions (e)	127,288	106,745	US$	+2.9	2019 to 2022
Financial institutions (e)	27,845	27,048	MX$ (2)	+9.0	2019
Advances on foreign exchange contracts	11,702	44,515	US$	+3.2	< 12 days
Financial institutions (e)	3,950	3,382	MX$ + TIIE (2)	+1.5	2019
BNDES (d)	2,596	4,460	US$	+6.5	2019 to 2020
Foreign currency advances delivered	1,485	26,080	US$	+2.9	< 33 days
Financial institutions (e)	—	593	Bs$ (7)

Total foreign currency	5,486,839	4,344,456

Description	12/31/2018	12/31/2017	Index/Currency	Weighted average financial charges 12/31/2018 –% p.a.	Maturity
Brazilian Reais—denominated loans:
Banco do Brasil—floating rate (f)	2,614,704	2,794,272	CDI	107.3	2019 to 2022
Debentures—Ipiranga (g.1, g.3,and g.5)	2,039,743	2,836,741	CDI	105.0	2019 to 2022
Debentures—CRA (g.4, g.6 and g.8)	2,029,545	1,380,852	CDI	95.8	2022 to 2023
Debentures—5th and 6th issuance (g.2 and g.7)	1,756,954	817,654	CDI	105.3	2023
Debentures—CRA (g.4, g.6 and g.8) (*)	833,213	554,402	IPCA	+4.6	2024 to 2025
BNDES (d)	147,922	206,423	TJLP (3)	+2.4	2019 to 2023
FINEP	53,245	32,682	TJLP (3)	+1.5	2019 to 2023
BNDES (d)	51,467	69,422	SELIC (6)	+2.3	2019 to 2023
Bank Credit Bill	50,075	—	CDI	124.0	2019
Finance leases (i)	46,066	48,515	IGP-M (5)	+5.6	2019 to 2031
FINEP	22,553	35,611	R$	+4.0	2019 to 2021
Banco do Nordeste do Brasil	15,776	28,136	R$ (4)	+8.5	2019 to 2021
BNDES (d)	14,071	26,270	R$	+6.0	2019 to 2022
FINAME	32	56	TJLP (3)	+5.7	2019 to 2022
Export Credit Note—floating rate (h)	—	157,749	CDI
BNDES EXIM	—	62,754	TJLP (3)
BNDES EXIM	—	30,850	SELIC (6)

Total Brazilian Reais	9,675,366	9,082,389

Total foreign currency and Brazilian Reais	15,162,205	13,426,845
Currency and interest rate hedging instruments (**)	43,944	163,749

Total	15,206,149	13,590,594

Current	2,273,997	3,503,675
Non-current	12,932,152	10,086,919

(*)	These transactions were designated for hedge accounting (see Note 33.h).
(**)	Accumulated losses (see Note 33.g).
(1)	LIBOR = London Interbank Offered Rate.
(2)	MX$ = Mexican Peso; TIIE = the Mexican interbank balance interest rate.
(3)

TJLP (Long-term Interest Rate) = set by the National Monetary Council, TJLP is the basic financing cost of Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”), the Brazilian Development Bank. On December 31, 2018, TJLP was fixed at 7.03% p.a.

(4)

Contract linked to the rate of FNE (Northeast Constitutional Financing Fund) fund whose purpose is to promote the development of the industrial sector, managed by Banco do Nordeste do Brasil. On December 31, 2018, the FNE interest rate was 10% p.a. FNE grants a discount of 15% on the interest rate for timely payments.

(5)	IGP-M = General Market Price Index is a measure of Brazilian inflation, calculated by the Getúlio Vargas Foundation.
(6)	SELIC = basic interest rate set by the Brazilian Central Bank.
(7)	Bs$ = Bolívar.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The changes in loans, debentures and finance leases are shown below:

Balance on December 31, 2016	11,214,773
New loans and debentures with cash effect	4,510,694
Interest accrued	925,421
Principal payment and financial leases	(2,467,391)
Interest payment	(769,740)
Monetary and exchange rate variation	37,937
Change in fair value	(24,849)

Balance on December 31, 2017	13,426,845
New loans and debentures with cash effect	4,461,112
Interest accrued	873,202
Principal payment and financial leases	(3,715,838)
Interest payment	(737,564)
Monetary and exchange rate variation	804,273
Change in fair value	50,175

Balance on December 31, 2018	15,162,205

The long-term debt had the following principal maturity schedule:

	12/31/2018	12/31/2017
From 1 to 2 years	962,870	1,826,907
From 2 to 3 years	1,551,083	894,640
From 3 to 4 years	3,219,451	1,302,450
From 4 to 5 years	3,431,465	3,016,406
More than 5 years	3,767,283	3,046,516

	12,932,152	10,086,919

The transaction costs and issuance premiums associated with debt issuance by the Company and its subsidiaries were added to their financial liabilities, as shown in Note 15.j.

The Company’s management entered into hedging instruments against foreign exchange and interest rate variations for a portion of its debt obligations (see Note 33.h).

b. Notes in the Foreign Market

On October 6, 2016, the subsidiary Ultrapar International S.A. (“Ultrapar International”) issued US$ 750 million (equivalent to R$ 2,906 million as of December 31, 2018) in notes in the foreign market, maturing in October 2026, with interest rate of 5.25% p. a., paid semiannually. The issue price was 98.097% of the face value of the note. The notes were guaranteed by the Company and its subsidiary IPP. The Company has designated hedge relationships for this transaction (see Note 33.h.3).

As a result of the issuance of the notes in the foreign market, the Company and its subsidiaries are required to perform certain obligations, including:

•	Restriction on sale of all or substantially all assets of the Company and subsidiaries Ultrapar International and IPP.

•	Restriction on encumbrance of assets exceeding US$ 150 million (equivalent to R$ 581 million as of December 31, 2018) or 15% of the amount of the consolidated tangible assets.

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

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

c. Foreign Loans

c.1 The subsidiary IPP has foreign loans in the amount of US$ 395 million (equivalent to R$ 1,531 million as of December 31, 2018). IPP also contracted hedging instruments with floating interest rate in U.S. dollar and exchange rate variation, changing the foreign loans charges, on average, to 104.4% of CDI. IPP designated these hedging instruments as a fair value hedge (see Note 33.h.1); therefore, loans and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss. The foreign loans are secured by the Company.

The foreign loans have the maturity distributed as follows:

Maturity	US$ (million)	R$ (million)	Cost in % of CDI
Charges (1)	9.5	36.8	—
Jun/2021	100.0	387.5	105.0
Jul/2021	60.0	232.5	101.8
Jul/2023	50.0	193.7	104.8
Sep/2023	60.0	232.5	105.0
Sep/2023	65.0	251.9	104.7
Nov/2023	60.0	232.5	104.5

Total / average cost	404.5	1,567.4	104.4

(1)	Includes interest, transaction costs, mark to market and hedge initial recognition.

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

c.2 The subsidiary Global Petroleum Products Trading Corporation has a foreign loan in the amount of US$ 60 million (equivalent to R$ 232 million as of December 31, 2018) with maturity on June 22, 2020 and interest of LIBOR + 2.0% p.a., paid quarterly. The Company, through the subsidiary Cia. Ultragaz, contracted hedging instruments subject to floating interest rates in dollar and exchange rate variation, changing the foreign loan charge to 105.9% of CDI. The foreign loan is guaranteed by the Company and its subsidiary Oxiteno Nordeste.

c.3 The subsidiary LPG International Inc. had a foreign loan in the amount of US$ 30 million with maturity in December 2018 and interest rate of LIBOR + 1.85% p.a., paid quarterly. The foreign loan was guaranteed by the Company and its subsidiary IPP. The foreign loan was settled on the maturity date.

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

e. Financial Institutions

The subsidiaries Oxiteno Mexico S.A. de C.V., Oxiteno USA LLC (“Oxiteno USA”) and Oxiteno Uruguay have loans for investments and working capital.

The subsidiary Oxiteno USA has loans with bearing interest of LIBOR + 2.1% and maturity as shown below:

Maturity	US$ Millions	R$ Millions
Charges (1)	0.2	0.9
Aug/2019	10.0	38.7
Feb/2020	10.0	38.7
Aug/2020	10.0	38.7
Sep/2020	20.0	77.5
Feb/2021	10.0	38.7
Mar/2022	30.0	116.2
Oct/2022	40.0	155.0
Mar/2023	30.0	116.2

Total	160.2	620.6

(1)	Includes interest and transaction costs.

The proceeds of this loan are being used in the working capital and to fund the construction of a new alkoxylation plant in the state of Texas.

f. Banco do Brasil

The subsidiary IPP has floating interest rate loans with Banco do Brasil to marketing, processing, or manufacturing of agricultural goods (ethanol).

These loans mature, as follows (includes accrued interest through December 31, 2018):

Maturity
Feb/2019	168,419
May/2019	1,432,750
May/2020	337,845
May/2021	337,845
May/2022	337,845

Total	2,614,704

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

g. Debentures

g.1. In January 2014, the subsidiary IPP made its second issuance of public debentures, in a single series of 80,000 simple, nominative, registered debentures, nonconvertible into shares and unsecured, which main characteristics are as follows:

Face value unit:	R$ 10,000.00
Final maturity:	December 20, 2018
Payment of the face value:	Lump sum at final maturity
Interest:	107.9% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

The debentures were settled by the subsidiary IPP on the maturity date.

g.2. In March 2015, the Company made its fifth issuance of debentures, in a single series of 80,000 simple, nonconvertible into shares, unsecured debentures, which main characteristics are as follows:

Face value unit:	R$ 10,000.00
Final maturity:	March 16, 2018
Payment of the face value:	Lump sum at final maturity
Interest:	108.25% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

The debentures were settled by the Company on the maturity date.

g.3. In May 2016, the subsidiary IPP made its fourth issuance of public debentures, in one single series of 500 simple, nominative, registered debentures, nonconvertible into shares and unsecured, which main characteristics are as follows:

Face value unit:	R$ 1,000,000.00
Final maturity:	May 25, 2021
Payment of the face value:	Annual as from May 2019
Interest:	105.0% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

g.4. In April 2017, the subsidiary IPP carried out its fifth issuance of debentures, in two series, being one of 660,139 and another of 352,361, simple, nonconvertible into shares, nominative, book-entry and unsecured debentures. The debentures have been subscribed by Eco Consult – Consultoria de Operações Financeiras Agropecuárias Ltda. The proceeds from this issuance were used exclusively for the purchase of ethanol by subsidiary IPP.

The debentures were later assigned and transferred to Eco Securitizadora de Direitos Creditórios do Agronegócio S.A. that acquired these agribusiness credit rights with the purpose to bind the issuance of Certificates of Agribusiness Receivables (CRA). The debentures have an additional guarantee from Ultrapar and the main characteristics of the debentures are as follows:

Amount:	660,139
Face value unit:	R$ 1,000.00
Final maturity:	April 18, 2022
Payment of the face value:	Lump sum at final maturity
Interest:	95% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Amount:	352,361
Face value unit:	R$ 1,000.00
Final maturity:	April 15, 2024
Payment of the face value:	Lump sum at final maturity
Interest:	IPCA + 4.68%
Payment of interest:	Annually
Reprice:	Not applicable

The subsidiary IPP contracted hedging instruments subjected to IPCA variation, changing the debentures charges linked to IPCA to 93.9% of CDI. IPP designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss.

g.5. In July 2017, the subsidiary IPP made its sixth issuance of public debentures, in one single series of 1,500,000 simple, nonconvertible into shares and unsecured debentures, which main characteristics are as follows:

Face value unit:	R$ 1,000.00
Final maturity:	July 28, 2022
Payment of the face value:	Annual as from July 2021
Interest:	105.0% of CDI
Payment of interest:	Annually
Reprice:	Not applicable

g.6. In October 2017, the subsidiary IPP carried out its seventh issuance of debentures in the amount of R$ 944,077, in two series, on of 730,384 and another of 213,693, simple, nonconvertible into shares, nominative, book-entry and unsecured debentures. The debentures have been subscribed by Vert Companhia Securitizadora. The proceeds from this issuance were used exclusively for the purchase of ethanol by subsidiary IPP.

The debentures were later assigned and transferred to Vert Créditos Ltda., that acquired these agribusiness credit rights with the purpose to bind the issuance of Certificates of Agribusiness Receivables (CRA). The financial settlement occurred on November 1, 2017. The debentures have an additional guarantee from Ultrapar and the main characteristics of the debentures are as follows:

Amount:	730,384
Face value unit:	R$ 1,000.00
Final maturity:	October 24, 2022
Payment of the face value:	Lump sum at final maturity
Interest:	95% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

Amount:	213,693
Face value unit:	R$ 1,000.00
Final maturity:	October 24, 2024
Payment of the face value:	Lump sum at final maturity
Interest:	IPCA + 4.34%
Payment of interest:	Annually
Reprice:	Not applicable

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

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

g.7. In March 2018, the Company made its sixth issuance of public debentures, in a single series of 1,725,000 simple, nonconvertible into shares and unsecured debentures, which main characteristics are as follows:

Face value unit:	R$ 1,000.00
Final maturity:	March 5, 2023
Payment of the face value:	Lump sum at final maturity
Interest:	105.25% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

g.8. In December 2018, the subsidiary IPP carried out its eighth issuance of debentures in the amount of R$ 900,000, in two series, one of 660,000 and another of 240,000, simple, nonconvertible into shares, nominative, book-entry and unsecured debentures. The debentures have been subscribed by Vert Companhia Securitizadora. The proceeds from this issuance were used exclusively for the purchase of ethanol by subsidiary IPP.

The financial settlement occurred on December 21, 2018. The debentures have an additional guarantee from Ultrapar and the main characteristics of the debentures are as follows:

Amount:	660,000
Face value unit:	R$ 1,000.00
Final maturity:	December 18, 2023
Payment of the face value:	Lump sum at final maturity
Interest:	97.5% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

Amount:	240,000
Face value unit:	R$ 1,000.00
Final maturity:	December 15, 2025
Payment of the face value:	Lump sum at final maturity
Interest:	IPCA + 4.61%
Payment of interest:	Annually
Reprice:	Not applicable

The subsidiary IPP contracted hedging instruments subjected to IPCA variation, changing the debentures charges linked to IPCA to 97.1% of CDI. IPP designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss.

The debentures have maturity dates distributed as shown below (includes accrued interest through December 31, 2018).

Maturity
May/2019	168,897
May/2020	165,786
May/2021	165,786
Apr/2022	657,538
Jul/2022	1,539,274
Oct/2022	727,229
Mar/2023	1,756,954
Dec/2023	644,778
Apr/2024	377,567
Oct/2024	217,861
Dec/2025	237,785

Total	6,659,455

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

h. Export Credit Note

The export credit note contract of the subsidiary Oxiteno Nordeste, with maturity in May 2018, and floating rate of 101.5% of CDI, paid quarterly, was settled on the maturity date.

i. Finance Leases

The subsidiary Cia. Ultragaz has a finance lease contract related to LPG bottling facilities, maturing in April 2031.

The amounts of equipment and intangible assets, net of depreciation and amortization, and the amounts of the corresponding liabilities are shown below:

	12/31/2018	12/31/2017
Equipment and intangible assets, net of depreciation and amortization	13,783	15,732
Financing (present value)	46,066	48,515

Current	2,849	2,710
Non-current	43,217	45,805

The future disbursements (installments) assumed under these contracts are presented below:

	12/31/2018	12/31/2017
Up to 1 year	5,124	5,113
From 1 to 2 years	5,124	5,113
From 2 to 3 years	5,124	5,113
From 3 to 4 years	5,124	5,113
From 4 to 5 years	5,124	5,113
More than 5 years	37,574	42,611

Total	63,194	68,176

The above amounts include Services Tax (“ISS”) payable on the monthly installments, except for disbursements for the LPG bottling facilities.

j. Transaction Costs

Transaction costs incurred in issuing debt were deducted from the value of the related financial instruments and are recognized as an expense according to the effective interest rate method, as follows:

	Effective rate of transaction costs (% p.a.)	Balance on 12/31/2017	Incurred cost	Amortization	Balance on 12/31/2018
Debentures (g)	0.2	44,709	21,308	(9,641)	56,376
Notes in the foreign market (b)	0.0	15,298	—	(1,417)	13,881
Banco do Brasil (f)	0.2	8,065	—	(4,628)	3,437
Foreign loans (c)	0.1	1,213	—	(882)	331
Other	0.2	2,801	366	(735)	2,432

Total		72,086	21,674	(17,303)	76,457

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Effective rate of transaction costs (% p.a.)	Balance on 1/1/2017	Incurred cost	Amortization	Balance on 12/31/2017
Debentures (g)	0.2	6,835	42,388	(4,514)	44,709
Notes in the foreign market (b)	0.0	16,612	—	(1,314)	15,298
Banco do Brasil (f)	0.2	12,182	—	(4,117)	8,065
Foreign loans (c)	0.2	2,211	563	(1,561)	1,213
Other	0.2	1,952	1,418	(569)	2,801

Total		39,792	44,369	(12,075)	72,086

	Effective rate of transaction costs (% p.a.)	Balance on 12/31/2015	Incurred cost	Amortization	Balance on 12/31/2016
Debentures (g)	0.1	1,801	6,407	(1,373)	6,835
Notes in the foreign market (b)	0.0	—	16,821	(209)	16,612
Banco do Brasil (f)	0.2	11,883	3,529	(3,230)	12,182
Foreign Loans (c)	0.2	4,649	—	(2,438)	2,211
Other	0.2	545	2,079	(672)	1,952

Total		18,878	28,836	(7,922)	39,792

The amount to be appropriated to profit or loss in the future is as follows:

	Up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Total
Debentures (g)	13,171	13,298	13,217	10,115	5,255	1,320	56,376
Notes in the foreign market (b)	1,435	1,546	1,632	1,723	1,819	5,726	13,881
Banco do Brasil (f)	2,317	599	385	136	—	—	3,437
Foreign loans (c)	201	130	—	—	—	—	331
Other	773	894	445	318	2	—	2,432

Total	17,897	16,467	15,679	12,292	7,076	7,046	76,457

k. Guarantees

The financings are guaranteed by collateral in the amount of R$ 69,822 in 2018 (R$ 66,337 in 2017) and by guarantees and promissory notes in the amount of R$ 10,667,175 in 2018 (R$ 9,587,971 in 2017).

The Company and its subsidiaries offer collateral in the form of letters of credit for commercial and legal proceedings in the amount of R$ 271,162 in 2018 (R$ 237,537 in 2017). In addition, the Company provides guarantees related to the supply of LPG by Petrobras up to the amount of R$ 45 million. In 2018, the Company did not have guarantees related to raw materials imported by the subsidiary IPP (R$ 81,046 in 2017).

Some subsidiaries of Oxiteno issue collateral to financial institutions in connection with the amounts owed by some of their customers to such institutions (vendor financing). If a subsidiary is required to make any payment under these collaterals, this subsidiary may recover the amount paid directly from its customers through commercial collection. The maximum amount of future payments related to these collaterals is R$ 2,750 in 2018 (R$ 8,224 in 2017), with maturities of up to 91 days. Until December 31, 2018, the subsidiaries did not have losses in connection with these collaterals. The fair value of collaterals recognized in current liabilities as “other payables” is R$ 68 in 2018 (R$ 205 in 2017), which is recognized in the statement of profit or loss as customers settle their obligations with the financial institutions.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

16.	Trade Payables

	12/31/2018	12/31/2017
Domestic suppliers	2,079,010	1,973,668
Domestic suppliers—agreement (i)	73,169	—
Foreign suppliers	472,597	181,830
Foreign suppliers—agreement (i)	106,901	—

	2,731,677	2,155,498

(i)

Suppliers – agreement: some subsidiaries of the Company entered into an agreement with a financial institution, which consists of the anticipation of receipt of the trade payables by the supplier, in which the financial institution prepay a certain amount from the supplier, and receives on the maturity date the amount payable by the subsidiaries of the Company. The decision to join this transaction is solely and exclusively of the supplier. The agreement does not substantially change the main characteristics of the commercial conditions previously established between the subsidiaries of the Company and the suppliers. These transaction are presented in operating activities in the statements of cash flow.

Some Company’s subsidiaries acquire oil based fuels and LPG from Petrobras and its subsidiaries and ethylene from Braskem S.A. These suppliers control almost all of the markets for these products in Brazil.

17.	Salaries and Related Charges

	12/31/2018	12/31/2017
Provisions on salaries	186,200	179,120
Profit sharing, bonus and premium	147,170	125,006
Social charges	67,043	64,524
Others	27,779	19,468

	428,192	388,118

18.	Taxes Payable

	12/31/2018	12/31/2017
		Restated (i)
ICMS	166,038	128,571
PIS and COFINS	38,055	25,319
ISS	22,339	11,211
Value-Added Tax (IVA) of foreign subsidiaries	21,306	17,992
PERT (*)	—	19,584
Others	20,267	18,852

	268,005	221,529

(*)	Refers to federal tax debits of the subsidiary IPP that were included in the Special Program of Tax Regularization (PERT).
(i)	See Note 2.x.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

19.	Employee Benefits and Private Pension Plan

a. ULTRAPREV- Associaçăo de Previdência Complementar

In February 2001, the Company’s Board of Directors approved the adoption of a defined contribution pension plan to be sponsored by the Company and each of its subsidiaries. Participating employees have been contributing to this plan, managed by Ultraprev—Associação de Previdência Complementar (“Ultraprev”), since August 2001. Under the terms of the plan, every year each participating employee chooses his or her basic contribution to the plan. Each sponsoring company provides a matching contribution in an amount equivalent to each basic contribution, up to a limit of 11% of the employee’s reference salary, according to the rules of the plan. As participating employees retire, they may choose to receive either (i) a monthly sum ranging between 0.5% and 1.0% of their respective accumulated fund in Ultraprev or (ii) a fixed monthly amount, which will exhaust their respective accumulated fund over a period of 5 to 25 years. The sponsoring company does not take responsibility for guaranteeing amounts or the duration of the benefits received by the retired employee. In 2018, the subsidiaries contributed R$ 24,323 (R$ 24,819 in 2017 and R$ 23,261 in 2016) to Ultraprev, which is recognized as expense in the income statement. The total number of participating employees in 2018 was 8,052 active participants and 279 retired participants. In addition, Ultraprev had 26 former employees receiving benefits under the rules of a previous plan whose reserves are fully constituted.

b. Post-employment Benefits

The subsidiaries recognized a provision for post-employment benefits mainly related to seniority bonus, payment of Government Severance Indemnity Fund (“FGTS”), and health, dental care, and life insurance plan for eligible retirees.

The amounts related to such benefits were determined based on a valuation conducted by an independent actuary and reviewed by management as of December 31, 2018.

	12/31/2018	12/31/2017
Health and dental care plan (1)	112,628	99,767
Indemnification of FGTS	83,781	81,831
Seniority bonus	37,397	40,254
Life insurance (1)	16,009	15,671

Total	249,815	237,523

Current	45,655	30,059
Non-current	204,160	207,464

(1)	Only IPP and CBLSA.

Changes in the present value of the provision for post-employment benefits are as follows:

	12/31/2018	12/31/2017
Opening balance	237,523	144,751
Current service cost	6,092	7,664
Interest cost	21,466	15,754
Actuarial (gains) losses from changes in actuarial assumptions	7,934	36,120
Benefits paid directly by Company and its subsidiaries	(23,604)	(11,368)
Opening balance CBL S.A. (see Note 3.c)	—	44,478
Exchange rate from foreign subsidiaries	404	124

Ending balance	249,815	237,523

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The expense of the year is presented below:

	2018	2017	2016
Health and dental care plan	9,559	164	3,065
Indemnification of FGTS	11,159	14,828	9,068
Seniority bonus	5,460	6,883	4,455
Life insurance	1,380	1,543	1,586

Total	27,558	23,418	18,174

Significant actuarial assumptions adopted include:

Economic factors	12/31/2018 % p.a.	12/31/2017 % p.a.
Discount rate for the actuarial obligation at present value	9.00	9.51
Average projected salary growth rate	7.85	8.38
Inflation rate (long term)	4.00	4.50
Growth rate of medical services	8.16	8.68

Demographic factors

•	Mortality Table for the life insurance benefit – CSO-80

•	Mortality Table for other benefits—AT 2000 Basic decreased by 10%

•	Disabled Mortality Table—RRB 1983

•	Disability Table – Weak light

Sensitivity analysis

The significant actuarial assumptions to determine the provision for post-employment benefits are: discount rate, wage and medical costs increases. The following sensitivity analyses were determined based on reasonably possible changes of assumptions occurring at the reporting date of the financial statements, keeping all other assumptions constant.

12/31/2018
Assumption	Change in assumptions	Decrease in liability	Change in assumptions	Increase in liability
Discount rate	increase by 1.0 p.p	17,500	decrease by 1.0 p.p	20,547
Wage growth rate	decrease by 1.0 p.p	2,127	increase by 1.0 p.p	2,344
Medical services growth rate	decrease by 1.0 p.p	12,002	increase by 1.0 p.p	14,201

12/31/2017
Assumption	Change in assumptions	Decrease in liability	Change in assumptions	Increase in liability
Discount rate	increase by 1.0 p.p	10,237	decrease by 1.0 p.p	11,690
Wage growth rate	decrease by 1.0 p.p	2,807	increase by 1.0 p.p	3,103
Medical services growth rate	decrease by 1.0 p.p	3,837	increase by 1.0 p.p	4,413

The sensitivity analyses presented may not represent the real change in the post-employment benefits obligation, since it is unlikely that changes occur in just one assumption alone, considering that some of these assumptions may be correlated.

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

20.	Provision for Asset Retirement Obligation – Fuel Tanks

The provision corresponds to the legal obligation to remove the subsidiary IPP’s underground fuel tanks located at Ipiranga-branded service stations after a certain use period (see Note 2.n).

Changes in the provision for asset retirement obligation are as follows:

Balance as of December 31, 2015	74,716
Additions (new tanks)	483
Expense with tanks removed	(2,785)
Accretion expense	5,150

Balance as of December 31, 2016	77,564
Additions (new tanks)	537
Expense with tanks removed	(15,432)
Accretion expense	2,105

Balance as of December 31, 2017	64,774
Additions (new tanks)	264
Expense with tanks removed	(12,752)
Accretion expense	2,381

Balance as of December 31, 2018	54,667

Current	4,382
Non-current	50,285

21.	Provisions and Contingencies

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

The table below demonstrates the breakdown of provisions by nature and its movement:

Provisions	Balance on 12/31/2017	Additions	Write-offs	Payments	Interest	Balance on 12/31/2018
IRPJ and CSLL (a.1.1)	515,829	—	—	—	16,512	532,341
PIS and COFINS (a.1.2)	34,927	—	(9,536)	—	880	26,271
ICMS	111,784	1,470	(8,435)	(4,468)	472	100,823
Civil, environmental and regulatory claims (a.2.1)	89,296	8,867	(3,490)	(3,780)	39	90,932
Labor litigation (a.3.1)	82,425	32,430	(109)	(15,497)	1,924	101,173
Others	91,535	826	(1,806)	—	976	91,531

Total	925,796	43,593	(23,376)	(23,745)	20,803	943,071

Current	64,550					77,822
Non-current	861,246					865,249

Some of the provisions above involve, in whole or in part, escrow deposits.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Balances of escrow deposits are as follows:

	12/31/2018	12/31/2017
Tax matters	727,493	659,062
Labor litigation	69,978	71,074
Civil and other	84,036	92,524

Total – non-current assets	881,507	822,660

a.1 Provisions for Tax Matters and Social Security

a.1.1 On October 7, 2005, the subsidiaries Cia. Ultragaz and Bahiana filed for and obtained a preliminary injunction to recognize and offset PIS and COFINS credits on LPG purchases, against other taxes levied by the RFB, notably IRPJ and CSLL. The decision was confirmed by a trial court on May 16, 2008. Under the preliminary injunction, the subsidiaries made escrow deposits for these debits which amounted to R$ 500,260 in 2018 (R$ 483,485 in 2017). On July 18, 2014, a second instance unfavorable decision was published and the subsidiaries suspended the escrow deposits, and started to pay income taxes from that date. To revert the court decision, the subsidiaries presented a writ of prevention which was dismissed on December 30, 2014, and the subsidiaries appealed this decision on February 3, 2015. Appeals were also presented to the respective higher courts Superior Court of Justice (“STJ”) and Federal Supreme Court (“STF”) whose final trial are pending.

a.1.2 The subsidiaries Oxiteno S.A., Oxiteno Nordeste, Cia. Ultragaz, Tequimar, Tropical Transportes Ipiranga Ltda., EMCA, IPP and Extrafarma filed for a preliminary injunction seeking the deduction of ICMS from their PIS and COFINS tax bases. On March 15, 2017, in a decision with general repercussion, the STF decided that the ICMS does not make up the calculation of PIS and COFINS tax bases. Therefore, supported by its legal advisors, on March 31, 2017, Oxiteno Nordeste and IPP reversed the provision in the amount of R$ 109,463 (see Notes 29 and 30).

The Company emphasizes that it is possible for the STF to restrict the effects of the judgment or to decide that the effectiveness will be reached after its final decision or other time that may be fixed. Despite the favorable context, until there is effective final decision, the causes may be reassessed, which could result in the recognition of new provisions in the future, except for Oxiteno S.A., that obtained a favorable final decision in 2018 and recognized the amount of R$ 291,278 in the statements of profit or loss on December 31, 2018 (see Notes 29 and 30).

a.2 Provisions for Civil, Environmental and Regulatory Claims

a.2.1 The Company and its subsidiaries maintained provisions for lawsuits and administrative proceedings, mainly derived from contracts entered into with customers and former services providers, as well as proceedings related to environmental and regulatory issues in the amount of R$ 90,932 in 2018 (R$ 89,296 in 2017).

a.3 Provisions for Labor Matters

a.3.1 The Company and its subsidiaries maintained provisions of R$ 101,173 in 2018 (R$ 82,425 in 2017) for labor litigation filed by former employees and by employees of our service providers, mainly, contesting the non-payment of labor rights.

b. Contingent Liabilities (Possible)

The Company and its subsidiaries are parties in tax, civil, environmental, regulatory, and labor claims whose loss prognosis is assessed as possible (proceedings whose chance of loss is more than 25% and less or equal than 50%). by the Company and its subsidiaries’ legal departments, based on the opinion of its external legal advisors and, based on this assessment, these claims were not recognized in the financial statements. The estimated amount of this contingency is R$ 2,839,219 in 2018 (R$ 2,576,583 in 2017).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b.1 Contingent Liabilities for Tax Matters and Social Security

The Company and its subsidiaries have contingent liabilities for tax matters and social security in the amount of R$ 1,941,749 in 2018 (R$ 1,709,435 in 2017), mainly represented by:

b.1.1 The subsidiary IPP and its subsidiaries have assessments invalidating the offset of excise tax (“IPI”) credits in connection with the purchase of raw materials used in the manufacturing of products which sales are not subject to IPI under the protection of tax immunity. The amount of this contingency is R$ 168,391 in 2018 (R$ 166,003 in 2017).

b.1.2 The subsidiary IPP and its subsidiaries have legal proceedings related to ICMS. The total amount involved in these proceedings, was R$ 836,393 in 2018 (R$ 618,774 in 2017). Such proceedings arise mostly of the disregard of ICMS credits amounting to R$ 318,550 in 2018 (R$ 307,255 in 2017), of which R$ 126,639 (R$ 121,891 in 2017) refer to proportional reversal requirement of ICMS credits related to the acquisition of hydrated alcohol; of alleged non-payment in the amount of R$ 125,703 in 2018 (R$ 113,999 in 2017); of conditioned fruition of fiscal incentive in the amount of R$ 121,745 in 2018 (zero in 2017); and inventory differences in the amount of R$ 185,512 in 2018 (R$ 149,171 in 2017) related to the leftovers or faults due to temperature changes or product handling.

b.1.3 The Company and its subsidiaries are parties to administrative and judicial suits involving Income Tax, Social Security Contribution, PIS and COFINS, substantially about denials of offset claims and credits disallowance which total amount is R$ 674,126 in 2018 (R$ 645,868 in 2017), mainly represented by:

b.1.3.1 The subsidiary IPP received a tax assessment related to the IRPJ and CSLL resulting from the supposedly undue amortization of the goodwill paid on acquisition of a subsidiary, in the amount of R$ 193,771 in 2018 (R$ 187,027 in 2017), which includes the amount of the income taxes, interest and penalty. Management assessed the likelihood of the tax assessment, supported by the opinion of its legal advisors, as “possible”, and therefore did not recognize a provision for this contingent liability.

b.2 Contingent Liabilities for Civil, Environmental and Regulatory Claims

The Company and its subsidiaries have contingent liabilities for civil, environmental and regulatory claims in the amount of R$ 624,457, totaling 3,520 lawsuits in 2018 (R$ 593,437, totaling 2,783 lawsuits in 2017), mainly represented by:

b.2.1 The subsidiary Cia. Ultragaz is party to an administrative proceeding before CADE based on alleged anti-competitive practices in the State of Minas Gerais in 2001. The CADE entered a decision against Cia. Ultragaz and imposed a penalty of R$ 32,983 in 2018 (R$ 32,315 in 2017). The imposition of such administrative decision was suspended by a court order and its merit is being judicially reviewed.

b.2.2 In 2016, the subsidiary Cia. Ultragaz became party to two administrative proceedings filed by CADE, related to allegations of anti-competitive practices: i) one of the proceedings relate to practices in the State of Paraíba and other Northeast States, in which the subsidiary Bahiana is part along with Cia. Ultragaz. On this proceeding, Cia. Ultragaz and Bahiana signed a Cessation Commitment Agreement (“TCC”) with CADE, approved on November 22, 2017, in the amount of R$ 95,987, to be paid in 8 (eight) equal installments updated semiannually by SELIC, with maturity of the first one in 180 (one hundred and eighty) days from the date of publication of the approval. Three employees and one former employee signed TCC in the total amount of R$ 1,100. With the TCC, the administrative proceeding will be suspended in relation to the Cia. Ultragaz and Bahiana until final decision; ii) the second proceeding relate to practices in the Federal District and around, in which only Cia. Ultragaz is part. On this proceeding, Cia. Ultragaz signed a TCC with CADE, approved on September 6, 2017, in the amount of R$ 2,154, paid in a single installment in March 8, 2018. Two former employees signed TCC in the amount of R$ 50 each. With the TCC, the administrative proceeding will be suspended in relation to the Cia. Ultragaz until final decision.

b.2.3 The subsidiary IPP became party to two administrative proceedings filed by CADE, related to allegations of anti-competitive practices in the city of Joinville, State of Santa Catarina and around the city of Belo Horizonte, State of Minas Gerais. As of December 31, 2018, as a result of these administrative proceedings, no fine had been imposed to the subsidiary. Supported by the opinion of external legal counsel that classified the probability of loss as “remote”, Management did not recognize a provision for this contingency in 2018.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b.2.4 On November 29, 2016, a technical opinion was issued by the Operational Support Center for Execution (Centro de Apoio Operacional à Execução—CAEX), a technical body linked to the São Paulo State Public Prosecutor (“MPE”), presenting a proposal of compensation for the alleged environmental damages caused by the fire on April 2nd, 2015 at the Santos Terminal of the subsidiary Tequimar. This technical opinion is non-binding, with no condemnatory or sanctioning nature, and will still be evaluated by the authorities and parties. The subsidiary disagrees with the methodology and the assumptions adopted in the proposal and is negotiating an agreement with the MPE and the Brazilian Federal Public Prosecutor (“MPF”), and currently there is no civil lawsuit filed on the matter. The negotiations relate to in natura repair of the any damages. In case the negotiations with the MPE and MPF are concluded in an unfavorable manner for the parties involved, the payments related to the project costs may affect the future Company’s financial statements, in addition to the amounts already recognized. In the criminal sphere, the MPF denounced the subsidiary Tequimar, which was summoned and replied to the complaint on June 19, 2018. In addition, as of December 31, 2018, there are contingent liabilities not recognized related to lawsuits and extrajudicial lawsuits in the amount of R$ 62,930 and R$ 3,426 (R$ 88,075 and R$ 25,852 as of December 31, 2017), respectively. For more information, see Note 22.

b.3 Contingent Liabilities for Labor Matters

The Company and its subsidiaries have contingent liabilities for labor matters in the amount of R$ 273,013, totaling 1,726 lawsuits as of December 31, 2018 (R$ 273,711, totaling 1,899 lawsuits as of December 31, 2017), mainly represented by:

b.3.1 In 1990, the Petrochemical Industry Labor Union (Sindiquímica), of which the employees of Oxiteno Nordeste and EMCA, companies located in the Camaçari Petrochemical Complex, are members, filed separate lawsuits against the subsidiaries demanding the compliance with the fourth section of the collective labor agreement, which provided for a salary adjustment in lieu of the salary policies practiced. In the same year, a collective labor dispute was also filed by the Union of Employers (SINPEQ) against Sindiquímica, requiring the recognition of the loss of effectiveness of such fourth section. The decisions rendered on the individual claims which were favorable to the subsidiaries Oxiteno Nordeste and EMCA are final and unappealable. The collective labor dispute remains pending trial by STF. In 2010, some companies in the Camaçari Petrochemical Complex signed an agreement with Sindiquímica and reported the fact in the collective labor dispute. In October 2015, Sindiquímica filed enforcement lawsuits against all Camaçari Petrochemical Complex companies that have not yet made settlements, including Oxiteno Nordeste and EMCA. The decisions of 1st instance were favorable to the companies, which are waiting for judgment of the Regional Labor Court of the 5th Region. In addition to collective actions, individual claims containing the same object have been filed.

c. Lubricants operation between IPP and Chevron

In the process of transaction of the lubricants operation in Brazil between Chevron and subsidiary IPP (see Note 3.c), it was agreed that each shareholder is responsible for any claims arising out of acts, facts or omissions prior to the transaction. The liability provisions of the Chevron shareholder in the amount of R$ 3,609 (R$ 3,452 in 2017) are reflected in the consolidation of these financial statements. Additionally, in connection with the business combination, a provision in the amount of R$ 198,900 was recognized on December 1, 2017 due contingent liabilities (R$ 191,110 as of December 31, 2018. The amounts of provisions of Chevron’s liability recognized in the business combination will be reimbursed to subsidiary Iconic in the event of losses and an indemnity asset was hereby constituted in the same amount, without the need to establish a provision for uncollectible amounts.

22.	Ultracargo – Fire Accident in Santos

a.	Trade payables – customers’ indemnification

In April 2015, a fire occurred in six ethanol and gasoline tanks operated by Ultracargo in Santos, which represented 4% of the subsidiary’s overall capacity as of December 31, 2014. The Civil and Federal Police investigated the accident and its impacts, and concluded that it is not possible to determine the cause of the accident and neither to individualize active or passive conduct related to the cause, and there was no criminal charge against either individual or the subsidiary, by both authorities. Notwithstanding that, the MPF offered complaint the subsidiary Tequimar in the criminal sphere, which was summoned and replied to the complaint on June 19, 2018.

In June 2017, the licensing required for the return to operation of 67.5 thousand cubic meters from the total of 150 thousand cubic meters affected by the fire was obtained. The tanks remain idle and in the process of recovery for subsequent licensing and start of operation.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The remaining balance of customers and third parties’ indemnification is shown below:

Balance on December 31, 2016	99,863
Additions	13,096
Write-offs	(2,434)
Payments	(38,309)

Balance on December 31, 2017	72,216
Additions	21,757
Write-offs	(25,986)
Payments	(64,486)

Balance on December 31, 2018	3,501

b. Receivables – insurer’s indemnification

As a result of the evolution of the regulation process with insurers, as of December 31, 2016, the insurance receivable in the amount of R$ 366,678 and indemnities to customers and third parties in the amount of R$ 99,863 were recorded. In the first quarter of 2017, Ultracargo received the total amount of insurance receivable. During 2016, Ultracargo received R$ 78,878 related to rescue, containment expenses and loss of profit. As disclosed in Note 29, in 2016 the accident generated a revenue of R$ 76,443.

23.	Deferred Revenue

The Company’s subsidiaries have recognized the following deferred revenue:

	12/31/2018	12/31/2017
‘am/pm’ and Jet Oil franchising upfront fee (a)	18,668	19,537
Loyalty program “Km de Vantagens” (b)	18,465	9,134
Loyalty program “Clube Extrafarma”(b)	1,289	2,638

	38,422	31,309

Current	26,572	18,413
Non-current	11,850	12,896

a. Franchising Upfront Fee

am/pm is the convenience stores chain of the Ipiranga service stations. Ipiranga ended 2018 with 2,493 stores (2,414 in 2017). Jet Oil is Ipiranga’s lubricant-changing and automotive service specialized network. Ipiranga ended 2018 with 1,772 stores (1,735 stores as of December 31, 2017).

b. Loyalty Programs

Subsidiary Ipiranga has a loyalty program called Km de Vantagens (www.kmdevantagens.com.br) under which registered customers are rewarded with points when they buy products at Ipiranga service stations or at its partners. The customers may exchange these points, during the period of one year, for discounts on products and services offered by Ipiranga and its partners. Points received by Ipiranga’s customers that may be used with the partner Multiplus Fidelidade and for discounts of fuel in Ipiranga’s website (www.postoipiranganaweb.com.br) and recognized as a reduction of revenue from sales and services.

Subsidiary Extrafarma has a loyalty program called Clube Extrafarma (www.clubeextrafarma.com.br) under which registered customers are rewarded with points when they buy products at its drugstore chain. The customers may exchange these points, during the period of six months, for discounts in products at its drugstore chain, recharge credit on a mobile phone, and prizes offered by partners Multiplus Fidelidade and Ipiranga, through Km de Vantagens. Points received by Extrafarma’s customers are recognized as a reduction of revenue from sales and services.

Deferred revenue is estimated based on the fair value of the points granted, considering the value of the prizes and the expected redemption of these points.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

24.	Subscription warrants – indemnification

Because of the association of Extrafarma on January 31, 2014, 7 subscription warrants – indemnification were issued, corresponding to up to 3,205,622 shares of the Company. The subscription warrants – indemnification may be exercised beginning 2020 by the former shareholders of Extrafarma and are adjusted according to the changes in the amounts of provisions for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014. The subscription warrants – indemnification’s fair value is measured based on the share price of Ultrapar (UGPA3) and is reduced by the dividend yield until 2020, since the exercise is possible only from 2020, and they are not entitled to dividends until that date. As of December 31, 2018, the subscription warrants – indemnification were represented by 2,412,119 shares and amounted to R$ 123,095 (as of December 31, 2017, they were represented by 2,415,848 that totaled R$ 171,459). Due to the final adverse decision of some of these lawsuits, on December 31, 2018, the maximum number of shares that could be issued related to the subscription warrants – indemnification was up to 2,988,158 (3,035,499 shares as of December 31, 2017).

25.	Equity

a. Share Capital

On December 31, 2018, the subscribed and paid-in capital stock consists of 556,405,096 common shares with no par value and the issuance of preferred shares and participation certificates is prohibited. Each common share entitles its holder to one vote at Shareholders’ Meetings.

The price of the shares issued by the Company as of December 31, 2018, on B3 was R$ 53.20.

As of December 31, 2018, the Company is authorized to increase capital up to the limit of 800,000,000 common shares, without amendment to the Bylaws, by resolution of the Board of Directors.

As of December 31, 2018, there were 27,862,987 common shares outstanding abroad in the form of ADRs (28,935,260 shares as of December 31, 2017 and 28,944,097 shares as of December 31, 2016).

b. Equity instrument granted

The Company has a share-based incentive plan, which establishes the general terms and conditions for the concession of common shares issued by the Company held in treasury (see Note 8.c).

c. Treasury Shares

The Company acquired its own shares at market prices, without capital reduction, to be held in treasury and to be subsequently disposed of or cancelled.

As of December 31, 2018, 13,390,149 common shares (13,041,356 shares as of December 31, 2017 and 13,131,356 as of December 31, 2016) were held in the Company’s treasury, acquired at an average cost of R$ 36.25 per share (R$ 36.98 as of December 31, 2017 and R$ 36.85 as of December 31, 2016).

d. Capital Reserve

The capital reserve reflects the gain on the transfer of shares at market price used in the Deferred Stock Plan granted to executives of the subsidiaries of the Company, as mentioned in Note 8.c.

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

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

e. Revaluation Reserve

The revaluation reserve, recognized prior to the adoption of the international accounting standards (IFRS), reflects the revaluation of assets of subsidiaries and is based on depreciation, write-off, or disposal of the revalued assets of the subsidiaries, as well as the tax effects recognized by these subsidiaries.

f. Profit Reserves

f.1 Legal Reserve

Under Brazilian Corporate Law, the Company is required to allocate 5% of net annual earnings to a legal reserve, until the balance reaches 20% of capital stock. This reserve may be used to increase capital or to absorb losses, but may not be distributed as dividends.

f.2 Retention of Profits

Reserve recognized in previous fiscal years and used for investments contemplated in a capital budget, mainly for expansion, productivity, and quality, acquisitions and new investments, in accordance with Article 196 of Brazilian Corporate Law. The reserve was fully incorporated into the social capital by resolution of the OEGM of April 19, 2017.

f.3 Investments Reserve

In compliance with Article 55.c) of the Bylaws this reserve is aimed to protect the integrity of the Company’s assets and to supplement its capital stock, in order to allow new investments to be made. As provided in its Bylaws, the Company may allocate up to 45% of the annual net income to the investments reserve, up to the limit of 100% of the share capital.

The investments reserve is free of distribution restrictions and totaled R$ 3,412,427 as of December 31, 2018 (R$ 3,000,707 as of December 31, 2017 — restated and R$ 2,500,471 as of January 1, 2017 — restated).

g. Valuation Adjustments and Cumulative Translation Adjustments

g.1 Valuation Adjustments

(i)

Actuarial gains and losses relating to post-employment benefits, calculated based on a valuation conducted by an independent actuary, are recognized in equity under the title “valuation adjustments”. Actuarial gains and losses recorded in equity are not reclassified to profit or loss in subsequent periods.

(ii)

Gains and losses on the hedging instruments of exchange rate related to firm commitment and highly probable transactions designated as cash flows hedges are recognized in equity as “valuation adjustments”. Gains and losses are reclassified to initial cost of non-financial assets.

(iii)

The differences between the fair value of financial investments measured at fair value through other comprehensive income and the initial amount of financial investments plus the interest earned and the foreign currency exchange variation are recognized in equity as valuation adjustments. Gains and losses are reclassified to statements of profit or loss when the financial investment is settled.

(iv)

The Company also recognizes in this item the effect of changes in the non-controlling interest in subsidiaries that do not result in loss of control. This amount corresponds to the difference between the amount by which the non-controlling interest was adjusted and the fair value of the consideration received or paid and represents a transaction with shareholders.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Balances and changes in valuation adjustments of the Company are as follows:

	Valuation adjustments
	Fair value of cash flow hedging instruments	Fair value of financial instruments	Actuarial gains (losses) of post- employment benefits	Non- controlling shareholders interest change	Total
Balance on December 31, 2015	6,261	1,523	11,169	—	18,953
Changes in fair value of financial instruments	(46,470)	(1,523)	—	—	(47,993)
Income and social contribution taxes on fair value	13,326	—	—	—	13,326
Actuarial losses of post-employment benefits	—	—	(12,435)	—	(12,435)
Income and social contribution taxes on actuarial losses	—	—	4,162	—	4,162

Balance on December 31, 2016	(26,883)	—	2,896	—	(23,987)
Changes in fair value of financial instruments	(2,550)	—	—	—	(2,550)
IRPJ and CSLL on fair value	2,069	—	—	—	2,069
Difference between the fair value of the consideration received or paid and the variation in the non-controlling shareholders interest	—	—	—	197,369	197,369
Actuarial losses of post-employment benefits	—	—	(27,658)	—	(27,658)
IRPJ and CSLL on actuarial losses	—	—	9,581	—	9,581

Balance on December 31, 2017	(27,364)	—	(15,181)	197,369	154,824
Changes in fair value of financial instruments	(326,030)	(273)	—	—	(326,303)
IRPJ and CSLL on fair value	110,058	—	—	—	110,058
Actuarial losses of post-employment benefits	—	—	(2,810)	—	(2,810)
IRPJ and CSLL on actuarial losses	—	—	242	—	242

Balance on December 31, 2018	(243,336)	(273)	(17,749)	197,369	(63,989)

g.2 Cumulative Translation Adjustments

The change in exchange rates on assets, liabilities, and income of foreign subsidiaries that have functional currency other than the presentation currency of the Company and an independent administration (see Note 2.s.1) and the exchange rate variation on notes in the foreign market (see Note 33.h.3) is directly recognized in the equity. This accumulated effect is reflected in profit or loss as a gain or loss only in case of disposal or write-off of the investment.

Balance and changes in cumulative translation adjustments of the Company are as follows:

Balance on December 31, 2015	66,925
Translation of foreign subsidiaries, net of IRPJ and CSLL	(59,406)

Balance on December 31, 2016	7,519
Translation of foreign subsidiaries, net of IRPJ and CSLL	45,542

Balance on December 31, 2017	53,061
Translation of foreign subsidiaries, net of IRPJ and CSLL	12,796

Balance on December 31, 2018	65,857

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

h. Dividends and Allocation of Net Income

The shareholders are entitled, under the Bylaws, to a minimum annual dividend of 50% of adjusted net income calculated in accordance with Brazilian Corporate Law. The dividends and interest on equity in excess of the obligation established in the Bylaws are recognized in equity until the Shareholders approve them. The proposed dividends as of December 31, 2017 in the amount of R$ 489,027 (R$ 0.90 – ninety cents of Brazilian Real per share), were approved by the Board of Directors on February 21, 2018, and paid beginning March 12, 2018. On August 1, 2018, the Board of Directors approved the anticipation of dividends of 2018, in the amount of R$ 304,241 (R$ 0.56 – fifty six cents of Brazilian Real per share), paid as from August 20, 2018. The proposed dividends payable as of December 31, 2018 in the amount of R$ 380,324 (R$ 0.70 – seventy cents of Brazilian Real per share), were approved by the Board of Directors on February 20, 2019, and will be paid beginning March 13, 2019.

12/31/2018
Net income for the year attributable to shareholders of Ultrapar	1,150,421

Minimum mandatory dividends	575,210
Interim dividends paid (R$ 0.56 per share)	(304,241)

Mandatory dividends payable – Current liabilities	270,969
Additional dividends to the minimum mandatory dividends – equity	109,355

Dividends payable (R$ 0.70 per share)	380,324
Legal reserve (5% of the net income)	57,521
Statutory investments reserve	408,335

Balances and changes in consolidated dividends payable are as follows:

Balance as of January 1, 2017	320,883
Provisions	961,241
Payments	(940,250)
Expired dividends	(3,029)

Balance as of December 31, 2017	338,845
Provisions	756,952
Payments	(808,603)
Expired dividends	(3,170)

Balance as of December 31, 2018	284,024

26.	Net Revenue from Sale and Services

	2018	2017	2016
		Restated (i)	Restated (i)
Gross revenue from sale	94,693,178	82,121,646	79,355,171
Gross revenue from services	750,791	728,590	621,823
Sales taxes	(3,027,597)	(2,237,203)	(2,072,887)
Discounts and sales returns	(1,342,799)	(927,557)	(703,305)
Amortization of contractual assets with customers (see Note 11)	(371,825)	(463,049)	(463,490)
Deferred revenue (see Note 23)	(3,765)	7,587	2,721

Net revenue from sales and services	90,697,983	79,230,014	76,740,033

(i)	See Note 2.x.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

27.	Expenses by Nature

The Company presents its expenses by function in the profit or loss statement and presents below its expenses by nature:

	2018	2017	2016
		Restated (i)	Restated (i)
Raw materials and materials for use and consumption	83,116,950	71,217,345	69,027,733
Personnel expenses	2,513,586	2,231,556	2,042,985
Freight and storage	1,178,990	1,117,467	1,077,552
Depreciation and amortization	812,489	704,544	628,156
Advertising and marketing	173,988	192,441	200,011
Services provided by third parties	328,361	351,227	318,746
Lease of real estate and equipment	253,695	196,970	164,740
Other expenses	456,015	482,840	403,074

Total	88,834,074	76,494,390	73,862,997

Classified as:
Cost of products and services sold	84,537,368	72,431,473	70,196,945
Selling and marketing	2,670,867	2,486,389	2,220,193
General and administrative	1,625,839	1,576,528	1,445,859

Total	88,834,074	76,494,390	73,862,997

(i)	See Note 2.x.

28.	Gain (loss) on Disposal of Property, Plant and Equipment and Intangibles

The gain or loss is determined as the difference between the selling price and residual book value of the investment, property, plant, and equipment, or intangible asset disposed of. In 2018, the loss was R$ 22,088 (losses of R$ 2,242 in 2017 and R$ 6,134 in 2016), represented primarily from disposal of property, plant, and equipment.

29.	Other Operating Income, Net

	2018	2017	2016
Commercial partnerships (1)	53,671	52,731	59,761
Merchandising (2)	52,092	53,870	38,851
Loyalty program (3)	25,682	26,419	19,411
Ultracargo – fire accident in Santos (4)	(4,951)	(39,080)	76,443
Extraordinary credits of PIS and COFINS – exclusion of ICMS from PIS and COFINS tax bases (see Note 21.a.1.2)	172,087	49,152	—
Extraordinary credits of PIS and COFINS – exclusion of ICMS from PIS and COFINS tax bases—import (see Note 7.a.2)	35,951	—	—
TCC – Cia. Ultragaz e Bahiana (5)	—	(85,819)	—
Fine for unrealized acquisition (6)	(286,160)	—	—
Others	9,161	2,087	4,506

Other operating income, net	57,533	59,360	198,972

(1)	Refers to contracts with service providers and suppliers, which establish trade agreements for convenience stores and gas stations.
(2)	Refers to contracts with suppliers of convenience stores, which establish, among other agreements, promotional campaigns.
(3)	Refers to sales of “Km de Vantagens” to partners of the loyalty program. Revenue is recognized at the time that the partners transfer the points to their customers.
(4)	For more information about the fire accident in Ultracargo, see Notes 21.b.2.4 and 22.
(5)	For more information about the TCC of the subsidiaries Cia. Ultragaz and Bahiana, see Notes 21.b.2.2 and 30.
(6)	For more information about the fine see Note 3.e.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

30.	Financial Income (Expense)

	2018	2017	2016
Financial income:
Interest on financial investments	328,625	475,460	404,080
Interest from customers	135,514	105,773	103,976
Changes in subscription warranty—indemnification (see Note 24)	44,484	—	—
Selic interest on PIS and COFINS credits (see Notes 7.a.2 and 21.a.1.2)	168,564	—	—
Other financial income	4,048	3,868	5,187

	681,235	585,101	513,243

Financial expenses:
Interest on loans	(440,641)	(672,102)	(777,424)
Interest on debentures	(441,394)	(385,009)	(374,125)
Interest on finance leases	(2,670)	(4,991)	(7,839)
Bank charges, financial transactions tax, and other charges	(92,558)	(91,614)	(74,761)
Exchange variation, net of gains and losses with derivative instruments	172,701	72,869	(69,854)
Reversal of provision – ICMS from PIS and COFINS tax bases (see Note 21.a.1.2)	—	43,411	—
Changes in subscription warranty—indemnification (see Note 24)	—	(20,360)	(42,615)
TCC interest – Bahiana (see Notes 21.b.2.2 and 29)	—	(13,509)	—
Interest of provisions, net, and other financial expenses	9,791	11,908	(9,201)

	(794,771)	(1,059,397)	(1,355,819)

Financial income (expense)	(113,536)	(474,296)	(842,576)

31.	Earnings per Share

The table below presents a reconciliation of numerators and denominators used in computing earnings per share. The Company has a deferred stock plan and subscription warrants—indemnification, as mentioned in Notes 8.c and 24, respectively.

Basic Earnings per Share	2018	2017	2016
		Restated (i)	Restated (i)
Net income for the year of the Company	1,150,421	1,526,505	1,537,837
Weighted average shares outstanding (in thousands)	1,084,128	1,083,825	1,082,782
Basic earnings per share –R$	1.0611	1.4084	1.4203
Diluted Earnings per Share
Net income for the year of the Company	1,150,421	1,526,505	1,537,837
Weighted average shares outstanding (in thousands), including dilution effects	1,091,335	1,091,605	1,091,019
Diluted earnings per share –R$	1.0541	1.3984	1.4095
Weighted Average Shares Outstanding (in thousands)
Weighted average shares outstanding for basic per share calculation	1,084,128	1,083,825	1,082,782
Dilution effect
Subscription warrants—indemnification	4,603	4,791	4,535
Deferred Stock Plan	2,602	3,064	3,702

Weighted average shares outstanding for diluted per share calculation	1,091,335	1,091,605	1,091,019

(i)	See Note 2.x.

Earnings per share were adjusted retrospectively as disclosure in Note 35.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

32.	Segment Information

The Company operates five main business segments: gas distribution, fuel distribution, chemicals, storage and drugstores. The gas distribution segment (Ultragaz) distributes LPG to residential, commercial, and industrial consumers, especially in the South, Southeast, and Northeast regions of Brazil. The fuel distribution segment (Ipiranga) operates the distribution and marketing of gasoline, ethanol, diesel, fuel oil, kerosene, natural gas for vehicles, and lubricants and related activities throughout all the Brazilian territory. The chemicals segment (Oxiteno) produces ethylene oxide and its main derivatives and fatty alcohols, which are raw materials used in the home and personal care, agrochemical, paints, varnishes, and other industries. The storage segment (Ultracargo) operates liquid bulk terminals, especially in the Southeast and Northeast regions of Brazil. The drugstores segment (Extrafarma) trades pharmaceutical, hygiene, and beauty products through its own drugstore chain in the North, Northeast and Southeast regions of the country. The segments shown in the financial statements are strategic business units supplying different products and services. Intersegment sales are at prices similar to those that would be charged to third parties.

a. Financial information related to segments

The main financial information of each of the Company’s segments are stated as follows:

	2018	2017	2016
		Restated (i)	Restated (i)
Net revenue from sales and services:
Ultragaz	7,043,246	6,071,002	5,365,106
Ipiranga	76,473,421	66,950,501	65,793,696
Oxiteno	4,748,428	3,959,416	3,701,413
Ultracargo	493,649	438,360	355,412
Extrafarma	2,027,988	1,868,919	1,578,605

	90,786,732	79,288,198	76,794,232
Others (1)	51,156	50,752	45,504
Intersegment sales	(139,905)	(108,936)	(99,703)

Total	90,697,983	79,230,014	76,740,033

Intersegment sales:
Ultragaz	2,879	2,178	2,942
Ipiranga	935	1,003
Oxiteno	6,325	919	2,519
Ultracargo	82,573	54,174	48,941
Extrafarma	—	—	—

	92,712	58,274	54,402
Others (1)	47,193	50,662	45,301

Total	139,905	108,936	99,703

Net revenue from sales and services, excluding intersegment sales:
Ultragaz	7,040,367	6,068,824	5,362,164
Ipiranga	76,472,486	66,949,498	65,793,696
Oxiteno	4,742,103	3,958,497	3,698,894
Ultracargo	411,076	384,186	306,471
Extrafarma	2,027,988	1,868,919	1,578,605

	90,694,020	79,229,924	76,739,830
Others (1)	3,963	90	203

Total	90,697,983	79,230,014	76,740,033

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	2018	2017	2016
		Restated (i)	Restated (i)
Operating income (expense):
Ultragaz	35,567	255,935	267,272
Ipiranga	1,396,574	2,357,125	2,364,014
Oxiteno	457,128	141,350	311,525
Ultracargo	124,720	75,042	127,739
Extrafarma	(118,329)	(37,721)	(3,848)

	1,895,660	2,791,731	3,066,702
Others (1)	3,694	1,011	3,172

Total	1,899,354	2,792,742	3,069,874

Share of profit (loss) of joint-ventures and associates:
Ultragaz	12	1,245	(39)
Ipiranga	(18,169)	(19,777)	(23,178)
Oxiteno	880	1,417	975
Ultracargo	1,350	1,578	(27)

	(15,927)	(15,537)	(22,269)
Others (1)	1,148	36,210	29,745

Total	(14,779)	20,673	7,476

Income before financial result, income and social contribution taxes	1,884,575	2,813,415	3,077,350

Financial result, net	(113,536)	(474,296)	(842,576)

Income before income and social contribution taxes	1,771,039	2,339,119	2,234,774

Additions to property, plant, and equipment and intangible assets (excluding intersegment account balances):
Ultragaz	245,069	244,187	248,627
Ipiranga	417,519	536,936	387,138
Oxiteno	473,026	466,967	291,294
Ultracargo	167,034	105,028	81,166
Extrafarma	118,577	171,183	140,454

	1,421,225	1,524,301	1,148,679
Others (1)	18,382	22,626	17,365

Total additions to property, plant, and equipment and intangible assets (see Notes 13 and 14)	1,439,607	1,546,927	1,166,044
Asset retirement obligation – fuel tanks (see Note 20)	(264)	(537)	(483)
Capitalized borrowing costs	(23,438)	(22,243)	(23,980)

Total investments in property, plant, and equipment and intangible assets (cash flow)	1,415,905	1,524,147	1,141,581

Payments of contractual assets with customers – exclusive rights (see Note 11):

Ipiranga	390,177	529,732	514,291

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	2018	2017	2016
		Restated (i)	Restated (i)
Depreciation and amortization charges:
Ultragaz	222,527	182,833	158,193
Ipiranga	283,426	245,424	220,282
Oxiteno	167,357	153,110	149,716
Ultracargo	52,414	47,669	43,356
Extrafarma	71,552	60,856	42,666

	797,276	689,892	614,213
Others (1)	15,213	14,652	13,943

Total	812,489	704,544	628,156

Amortization of contractual assets with customers – exclusive rights (see Note 11):
Ipiranga	371,825	463,049	463,490

	12/31/2018	12/31/2017
		Restated (i)
Total assets (excluding intersegment account balances):
Ultragaz	2,719,425	2,408,600
Ipiranga	15,381,887	15,388,646
Oxiteno	7,452,331	6,557,456
Ultracargo	1,478,697	1,394,083
Extrafarma	2,107,901	1,948,808

	29,140,241	27,697,593
Others (1)	1,359,154	586,753

Total	30,499,395	28,284,346

(1)

Composed of the parent company Ultrapar (including goodwill of certain acquisitions) and subsidiaries Serma—Associação dos Usuários de Equipamentos de Processamento de Dados e Serviços Correlatos (“Serma”) and Imaven Imóveis Ltda.

(i)	See Note 2.x.

b. Geographic Area Information

The fixed and intangible assets of the Company and its subsidiaries are located in Brazil, except those related to Oxiteno’ plants abroad, as shown below:

	12/31/2018	12/31/2017
United States of America (*)	857,049	511,912
Mexico	124,037	109,034
Uruguay	72,345	65,876
Venezuela (**)	2,427	22,480

	1,055,858	709,302

(*)	The increase refers to the construction of a new plant in Pasadena, Texas.
(**)	The reduction refers to the effects of the adoption of the Bolivar Soberano (See Note 2.s.1.ii).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The subsidiaries generate revenue from operations in Brazil, United Stated of America, Mexico, Uruguay and Venezuela, as well as from exports of products to foreign customers, as disclosed below:

	2018	2017	2016
		Restated (i)	Restated (i)
Net revenue:
Brazil	89,183,342	77,986,363	75,670,139
Mexico	207,615	190,205	183,124
Uruguay	48,096	33,873	33,782
Venezuela	68,877	54,788	25,393
Other Latin American countries	425,973	427,875	448,814
United States of America and Canada	465,840	292,709	158,280
Far East	96,394	72,469	57,662
Europe	138,347	119,097	97,261
Others	63,499	52,635	65,578

Total	90,697,983	79,230,014	76,740,033

(i)	See Note 2.x.

Sales to the foreign market are made substantially by the Oxiteno segment.

33.	Risks and Financial Instruments

a. Risk Management and Financial Instruments—Governance

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

b.1 Assets and Liabilities in Foreign Currencies

In millions of Brazilian Reais	12/31/2018	12/31/2017
Assets in foreign currency
Cash, cash equivalents and financial investments in foreign currency (except hedging instruments)	254.2	236.4
Foreign trade receivables, net of allowance for doubtful accounts and advances to foreign customers	235.1	214.9
Other net assets in foreign (except cash, cash equivalents, financial investments, trade receivables, financing, and payables)	1,384.9	930.0

	1,874.2	1,381.3

Liabilities in foreign currency
Financing in foreign currency, gross of transaction costs and discount	(5,515.6)	(4,416.2)
Payables arising from imports, net of advances to foreign suppliers	(567.7)	(173.1)

	(6,083.3)	(4,589.3)

Foreign currency hedging instruments	2,483.0	1,777.6

Net liability position – Total	(1,726.1)	(1,430.4)
Net asset (liability) position – Income statement effect	282.7	(26.1)
Net liability position – Equity effect	(2,008.8)	(1,404.3)

b.2 Sensitivity Analysis of Assets and Liabilities in Foreign Currency

Scenarios I, II and III were based on 10%, 25% and 50% variations, respectively, applied on the net position of the Company exposed to the currency risk, simulating the effects of appreciation and devaluation of the Real in the income statement and the equity:

The table below shows, in the three scenarios, the effects of exchange rate changes on the net liability position of R$ 1,726.1 million in foreign currency as of December 31, 2018:

In millions of Brazilian Reais	Risk	Scenario I	Scenario II	Scenario III
		Likely	25%	50%
(1) Income statement effect	Real devaluation	28.3	70.7	141.4
(2) Equity effect		(200.9)	(502.2)	(1,004.4)

(1) + (2)	Net effect	(172.6)	(431.5)	(863.0)

(3) Income statement effect	Real appreciation	(28.3)	(70.7)	(141.4)
(4) Equity effect		200.9	502.2	1,004.4

(3) + (4)	Net effect	172.6	431.5	863.0

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The table below shows, in the three scenarios, the effects of exchange rate changes on the net liability position of R$ 1,430.4 million in foreign currency as of December 31, 2017:

In millions of Brazilian Reais	Risk	Scenario I	Scenario II	Scenario III
		Likely	25%	50%
(1) Income statement effect	Real devaluation	(2.6)	(6.5)	(13.0)
(2) Equity effect		(140.4)	(351.1)	(702.2)

(1) + (2)	Net effect	(143.0)	(357.6)	(715.2)

(3) Income statement effect	Real appreciation	2.6	6.5	13.0
(4) Equity effect		140.4	351.1	702.2

(3) + (4)	Net effect	143.0	357.6	715.2

The equity effect refers to cumulative translation adjustments of changes in the exchange rate on equity of foreign subsidiaries (see Notes 2.s.1 and 25.g.2), net investments hedge in foreign entities, cash flow hedge of firm commitment and highly probable transaction (see Note 2.c and “h. Hedge Accounting” below).

c. Interest Rate Risk

The Company and its subsidiaries adopt policies for borrowing and investing financial resources and for capital cost minimization. The financial investments of the Company and its subsidiaries are primarily held in transactions linked to the CDI, as set forth in Note 4. Borrowings primarily relate to financing from Banco do Brasil, as well as debentures and borrowings in foreign currency, as shown in Note 15.

The Company attempts to maintain its financial interest assets and liabilities at floating rates.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

c.1 Assets and liabilities exposed to floating interest rates

The financial assets and liabilities exposed to floating interest rates are demonstrated below:

In millions of Brazilian Reais	Note	12/31/2018	12/31/2017
CDI
Cash equivalents	4.a	3,722.3	4,821.6
Financial investments	4.b	2,537.3	1,153.0
Asset position of foreign exchange hedging instruments—CDI	33.g	33.9	29.9
Loans and debentures	15.a	(8,440.9)	(7,987.3)
Liability position of foreign exchange hedging instruments—CDI	33.g	(2,205.5)	(1,877.4)
Liability position of fixed interest instruments + IPCA – CDI	33.g	(823.5)	(586.6)

Net liability position in CDI		(5,176.4)	(4,446.8)

TJLP
Loans – TJLP	15.a	(201.2)	(301.9)

Net liability position in TJLP		(201.2)	(301.9)

LIBOR
Asset position of foreign exchange hedging instruments—LIBOR	33.g	811.6	984.3
Loans—LIBOR	15.a	(1,437.1)	(1,418.5)

Net liability position in LIBOR		(625.5)	(434.2)

TIIE
Loans—TIIE	15.a	(4.0)	(3.4)

Net liability position in TIIE		(4.0)	(3.4)

SELIC
Loans – SELIC	15.a	(51.5)	(100.3)

Net liability position in SELIC		(51.5)	(100.3)

Total net liability position exposed to floating interest		(6,058.6)	(5,286.6)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

c.2 Sensitivity Analysis of Floating Interest Rate Risk

For sensitivity analysis of floating interest rate risk, the Company used the accumulated amount of the reference indexes (CDI, TJLP, LIBOR, TIIE and SELIC) as a base scenario up to December 31, 2017 and 2018. Scenarios I, II and III were based on 10%, 25% and 50% variations, respectively, applied in the floating interest rate of the base scenario:

The tables below shows the incremental expenses and income that would be recognized in financial income, due to the effect of floating interest rate changes in different scenarios.

In millions of Brazilian Reais		12/31/2018
	Risk	Scenario I	Scenario II	Scenario III
		Likely	25%	50%
Exposure of interest rate risk
Interest effect on cash equivalents and financial investments	Increase in CDI	32.7	81.7	163.3
Foreign exchange hedging instruments (assets in CDI) effect	Increase in CDI	0.1	0.2	0.5
Interest effect on debt in CDI	Increase in CDI	(55.0)	(137.4)	(274.9)
Interest rate hedging instruments (liabilities in CDI) effect	Increase in CDI	(33.7)	(73.4)	(139.6)

Incremental expenses		(55.9)	(128.9)	(250.7)

Interest effect on debt in TJLP	Increase in TJLP	(1.7)	(4.2)	(8.3)

Incremental expenses		(1.7)	(4.2)	(8.3)

Foreign exchange hedging instruments (assets in LIBOR) effect	Increase in LIBOR	2.8	6.9	13.9
Interest effect on debt in LIBOR	Increase in LIBOR	(3.6)	(9.1)	(18.1)

Incremental expenses		(0.8)	(2.2)	(4.2)

Interest effect on debt in TIIE	Increase in TIIE	(0.1)	(0.3)	(0.5)

Incremental expenses		(0.1)	(0.3)	(0.5)

Interest effect on debt in SELIC	Increase in SELIC	(0.4)	(1.0)	(2.0)

Incremental expenses		(0.4)	(1.0)	(2.0)

In millions of Brazilian Reais		12/31/2017
	Risk	Scenario I	Scenario II	Scenario III
		Likely	25%	50%
Exposure of interest rate risk
Interest effect on cash equivalents and financial investments	Increase in CDI	47.3	118.1	236.3
Foreign exchange hedging instruments (assets in CDI) effect	Increase in CDI	0.2	0.5	1.0
Interest effect on debt in CDI	Increase in CDI	(67.2)	(168.0)	(336.0)
Interest rate hedging instruments (liabilities in CDI) effect	Increase in CDI	(38.6)	(94.2)	(186.7)

Incremental expenses		(58.3)	(143.6)	(285.4)

Interest effect on debt in TJLP	Increase in TJLP	(2.3)	(5.6)	(11.3)

Incremental expenses		(2.3)	(5.6)	(11.3)

Foreign exchange hedging instruments (assets in LIBOR) effect	Increase in LIBOR	1.4	3.4	6.8
Interest effect on debt in LIBOR	Increase in LIBOR	(1.7)	(4.4)	(8.7)

Incremental expenses		(0.3)	(1.0)	(1.9)

Interest effect on debt in TIIE	Increase in TIIE	(0.0)	(0.1)	(0.2)

Incremental expenses		(0.0)	(0.1)	(0.2)

Interest effect on debt in SELIC	Increase in SELIC	(1.0)	(2.5)	(4.9)

Incremental expenses		(1.0)	(2.5)	(4.9)

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

d.1 Credit risk of financial institutions

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

d.2 Government credit risk

The Company’s policy allows investments in government securities from countries classified as investment grade AAA or Aaa by specialized credit rating agencies (S&P, Moody’s and Fitch) and in Brazilian government bonds. The volume of such financial investments is subject to maximum limits by each country and, therefore, requires diversification of counterparties.

The credit risk of cash, cash equivalents and financial investments is summarized below:

	Fair value
Counterparty credit rating	12/31/2018	12/31/2017
AAA	5,933,671	29,003
AA	707,358	6,076,520
A	262,553	192,638
BBB	90,824	71,767

Total	6,994,406	6,369,928

d.3 Customer credit risk

The credit policy establishes the analysis of the profile of each new customer, individually, regarding their financial condition. The review carried out by the subsidiaries of the Company includes the evaluation of external ratings, when available, financial statements, credit bureau information, industry information and, when necessary, bank references. Credit limits are established for each customer and reviewed periodically, in a shorter period the greater the risk, depending on the approval of the responsible area in cases of sales that exceed these limits.

In monitoring credit risk, customers are grouped according to their credit characteristics and depending on the business the grouping takes into account, for example, whether they are natural or legal clients, whether they are wholesalers, resellers or final customers, considering also the geographic area.

The estimates of credit losses are calculated based on the probability of default rates. Loss rates are calculated on the basis of the average probability of an receivable amount to advance through successive stages of default until full write-off. The probability of default calculation takes into account a credit risk score for each exposure, based on data considered to be capable of foreseeing the risk of loss (external classifications, audited financial statements, cash flow projections, customer information available in the press, for example), with addition of the credit assessment based on experience.

Such credit risks are managed by each business unit through specific criteria for acceptance of customers and their credit rating and are additionally mitigated by the diversification of sales. No single customer or group accounts for more than 10% of total revenue.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The subsidiaries of the Company maintained the following allowance for estimated losses on doubtful accounts balances on trade receivables:

	12/31/2018	12/31/2017
		Restated (i)
Ipiranga	442,486	350,594
Ultragaz	61,975	83,627
Oxiteno	12,371	10,755
Extrafarma	5,858	5,623
Ultracargo	2,089	2,179

Total	524,779	452,778

(i)	See Note 2.x.

For further information about the allowance for estimated losses on doubtful accounts, see Notes 5.a and 5.b.

e. Liquidity Risk

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

The Company and its subsidiaries believe to have enough working capital and sources of financing to satisfy their current needs. The gross indebtedness due over the next twelve months totals R$ 2,869 million, including estimated interests on loans (for quantitative information, see Note 15.a). Furthermore, the investment plan for 2019 totals R$ 1,762 million. As of December 31, 2018, the Company and its subsidiaries had R$ 6,792.1 million in cash, cash equivalents, and short-term financial investments (for quantitative information, see Note 4).

The table below presents a summary of financial liabilities in 2018 by the Company and its subsidiaries, listed by maturity. The amounts disclosed in this table are the contractual undiscounted cash outflows, and, therefore, these amounts may be different from the amounts disclosed on the balance sheet.

	In millions of Brazilian Reais
Financial liabilities	Total	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
Loans including future contractual interest (1) (2)	19,323.8	2,869.0	4,089.7	7,820.3	4,544.8
Currency and interest rate hedging instruments (3)	388.3	55.2	172.9	147.7	12.5
Trade payables	2,731.7	2,731.7	—	—

(1)

To calculate the estimated interest on loans some macroeconomic assumptions were used, including averaging for the period the following: (i) CDI of 6.39% in 2018, 7.38% from 2019 to 2021, 8.52% from 2022 to 2023, 9.49% from 2024 to 2033, (ii) exchange rate of the Real against the U.S. dollar of R$ 3.87 in 2018, R$ 3.92 in 2019, R$ 4.06 in 2020, R$ 4.27 in 2021, R$ 4.53 in 2022, R$ 4.81 in 2023, R$ 5.12 in 2024, R$ 5.44 in 2025, R$ 5.77 in 2026 and R$ 6.13 in 2027 (iii) TJLP of 7.03%, (iv) IGP-M of 8.12% in 2018, 4.14% in 2019, 3.90% from 2020 to 2033 and (v) IPCA of 4.01% (source: B3, Bulletin Focus and financial institutions).

(2)	Includes estimated interest payments on short-term and long-term loans until the payment date.
(3)

The currency and interest rate hedging instruments were estimated based on projected U.S dollar futures contracts and the futures curves of DI x Pre and Pre x IPCA contracts quoted on B3 on December 28, 2018 and on the futures curve of LIBOR (ICE—Intercontinental Exchange) on December 31, 2018. In the table above, only the hedging instruments with negative results at the time of settlement were considered.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

f. Capital Management

The Company manages its capital structure based on indicators and benchmarks. The key performance indicators related to the capital structure management are the weighted average cost of capital, net debt / EBITDA, interest coverage, and indebtedness / equity ratios. Net debt is composed of cash, cash equivalents, and financial investments (see Note 4) and loans, including debentures (see Note 15). The Company can change its capital structure depending on the economic and financial conditions, in order to optimize its financial leverage and capital management. The Company seeks to improve its return on invested capital by implementing efficient working capital management and a selective investment program.

g. Selection and Use of Financial Instruments

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

As mentioned in the section “a. Risk Management and Financial Instruments – Governance”, the Committee monitors compliance with the risk standards established by the Policy through a risk map, including the use of hedging instruments, on a monthly basis. In addition, the internal audit department verifies the compliance with the requirements of the Policy.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes the position of hedging instruments entered into by the Company and its subsidiaries:

		Notional amount[1]				Fair value		Amounts receivable	Amounts payable
Hedging instruments	Maturity	12/31/2018		12/31/2017		12/31/2018	12/31/2017	12/31/2018
						R$ million	R$ million	R$ million	R$ million
Designated as hedge accounting
a –Exchange rate swaps receivable in U.S. dollars
Receivables in U.S. dollars (LIBOR)		US$	150.0	US$	240.0	577.5	788.6	577.5	—
Receivables in U.S. dollars (Fixed)	Jul 2021 to Nov 2023	US$	245.0	US$	203.6	973.7	665.6	973.7	—
Payables in CDI interest rate		US$	(395.0)	US$	(443.6)	(1,515.8)	(1,568.6)	—	1,515.8

Total result			—		—	35.4	(114.4)	1,551.2	1,515.8

b – Interest rate swaps in Brazilian Reais
Receivables in fixed interest rates + IPCA	Apr 2024 to Dec 2025	R$	806.1	R$	566.1	859.1	583.3	859.1	—
Payables in CDI interest rates		R$	(806.1)	R$	(566.1)	(823.5)	(586.6)	—	823.5

Total result			—		—	35.6	(3.3)	859.1	823.5

c – Options
Zero Cost Collar (Reais x U.S. dollars)	Jan 2019 to Dec 2019	US$	149.4		—	0.3	—	0.3	—

Total result		US$	149.4		—	0.3	—	0.3	—

Not designated as hedge accounting
d –Exchange rate swaps receivable in U.S. dollars
Receivables in U.S. dollars (LIBOR)	Jan 2019 to Oct 2026	US$	60.0	US$	60.0	234.1	195.7	234.1	—
Receivables in U.S. dollars (Fixed)		US$	856.8	US$	753.0	731.6	157.5	731.6	—
Payables in CDI interest rate		US$	(916.8)	US$	(813.0)	(689.7)	(308.8)	—	689.7

Total result			—		—	276.0	44.4	965.7	689.7

e – Exchange rate swaps payable in U.S. dollars + COUPON
Receivables in CDI interest rates		US$	8.9	US$	9.1	33.9	29.9	33.9	—
Payables in U.S. dollars (Fixed)	Jan 2019 to Apr 2019	US$	(8.9)	US$	(9.1)	(33.9)	(29.8)	—	33.9

Total result			—		—	—	0.1	33.9	33.9

Total gross result						347.3	(73.2)	3,410.2	3,062.9
Income tax						(27.9)	(4.7)	(27.9)	—

Total net result						319.4	(77.9)	3,382.3	3,062.9

Positive result (see Note 4)						363.3	85.8	2,296.3	1,932.9
Negative result (see Note 15)						(43.9)	(163.7)	1,086.0	1,130.0

(1)	In million. Currency as indicated.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

All transactions mentioned above were properly registered with CETIP S.A.

Hedging instruments existing as of December 31, 2018 are described below, according to their category, risk, and hedging strategy:

a and d—Hedging against foreign exchange exposure of liabilities in foreign currency—The purpose of these contracts is (i) to offset the effect of the change in exchange rates of debts or firm commitments in U.S. dollars by converting them into debts or firm commitments in Brazilian Reais linked to CDI, (ii) to offset firm commitments in U.S. dollars, changing them into debts or firm commitments in Reais indexed to the CDI and (iii) change a financial investment linked to the CDI and given as a guarantee to a loan in the U.S. dollar into a financial investment linked to the U.S. dollar. As of December 31, 2018, the Company and its subsidiaries had outstanding swap contracts totaling US$ 1,311.8 million in notional amount with a liability position, on average of 75.5% of CDI, of which US$ 368.8 million, had an asset position at US$ + 2.43% p.a., US$ 210.0 million had an asset position at US$ + LIBOR + 1.29% p.a. and US$ 733.0 million in interest rate swap with an asset position at US$ + 5.65% p.a. This amount includes US$ 395.0 million related to the fair value of hedging instruments of Ipiranga’s debt (see Notes 15.c and “h. Hedge Accounting” below).

b—Hedging against fixed interest rate + IPCA in Brazilian Reais – The purpose of this contract is to change fixed interest rate + IPCA of debentures issued in Brazilian Reais to floating interest. As of December 31, 2018 this swap contract totaled R$ 806.1 million of notional amount, corresponding to the principal amount of the debt and had an asset position at 4.57% p.a. + IPCA and a liability position at 95.8% of CDI.

c – Hedging against foreign exchange exposure of revenues in foreign currency—The purpose of this contract is to protect the highly probable future sales of the subsidiaries Oxiteno Nordeste, Oxiteno S.A, Oleoquímica and EMCA, denominated in U.S. dollars, regarding the impacts resulting exclusively from variations at the R$/US$ exchange rate, using derivative instruments (options) through a zero cost collar structure, which consists of the purchase of a “put” option and the sale of a “call” option, contracted with the same counterparty and with no premium paid. As of December 31, 2018, the principal amount of zero cost collars was US$ 149.4 million contracted in the range of R$/US$ 3.6 and R$/US$ 4.6.

e—Hedging against foreign exchange exposure of operations—The purpose of these contracts is to make the exchange rate of the revenues of subsidiaries Oleoquímica, Oxiteno S.A. and Oxiteno Nordeste equal to the exchange rate of the cost of their main raw materials during their operating cycles. As of December 31, 2018, these swap contracts totaled US$ 8.9 million and, on average, had an asset position at 32.9% of CDI and a liability position at US$ + 0.0% p.a.

h. Hedge Accounting

The Company and its subsidiaries use derivative and non-derivative financial instruments for hedging purposes and test, throughout the duration of the hedge, their effectiveness, as well as the changes in their fair value.

h.1 Fair value hedge

The Company and its subsidiaries designate as fair value hedges certain financial instruments used to offset the variations in interest and exchange rates, which are based on the market value of financing contracted in Brazilian Reais and U.S. dollars.

The foreign exchange hedging instruments designated as fair value hedge are:

In millions, except the CDI %	12/31/2018	12/31/2017
Notional amount – US$	395.0	320.0
Result of hedging instruments – gain/(loss) – R$	149.2	(143.4)
Fair value adjustment of debt – R$	(28.5)	16.5
Financial expense in the statements of profit or loss – R$	(215.9)	(4.1)
Average effective cost – CDI %	104.4	102.7

For more information, see Note 15.c.1.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The interest rate hedging instruments designated as fair value hedge are:

In millions, except the CDI %	12/31/2018	12/31/2017
Notional amount – R$	806.1	566.1
Result of hedging instruments – gain/(loss) – R$	25.8	(3.3)
Fair value adjustment of debt – R$	(13.3)	19.1
Financial expense in the statements of profit or loss – R$	(50.2)	(18.5)
Average effective cost – CDI %	95.8	95.2

h.2 Cash flow hedge

The Company and its subsidiaries designate, as cash flow hedge of firm commitment and highly probable transactions, derivative financial instruments to hedge “firm commitments” and non-derivative financial instruments to hedge “highly probable future transactions”, to hedge against fluctuations arising from changes in exchange rate.

On December 31, 2018, the Company had no open exchange rate hedging instruments of firm commitments designated as cash flow hedges (US$ 115.0 million on December 31,2017). For the exchange rate hedging instruments settled in 2018, a gain of R$ 10.7 million was recognized in the income statement (loss of R$ 45.4 million on December 31, 2017), transferring the unrealized gain of “Other comprehensive income” to the income statement on December 31, 2018 (gain of R$ 5.3 million on December 31, 2017), net of deferred IRPJ and CSLL.

On December 31, 2018, the notional amount of foreign exchange hedging instruments for highly probable future transactions designated as cash flow hedge, related to notes in the foreign market totaled US$ 570.0 million (US$ 570.0 million on December 31, 2017). On December 31, 2018, the unrealized loss of “Other comprehensive income” is R$ 243.7 million (loss of R$ 30.5 million on December 31, 2017), net of deferred IRPJ and CSLL.

On December 31, 2018, the notional amount of foreign exchange hedging instruments for highly probable future transactions designated as cash flow hedge, related to future sales revenues of Oxiteno (zero cost collars) totaled US$ 149.4 million. On December 31, 2018, the unrealized gain of “Other comprehensive income” is R$ 0.2 million, net of deferred IRPJ and CSLL.

h.3 Net investment hedge in foreign entities

The Company and its subsidiaries designate, as net investment hedge in foreign entities, notes in the foreign market, for hedging net investment in foreign entities, to offset changes in exchange rates.

On December 31, 2018, the balance of foreign exchange hedging instruments designated as net investments hedge in foreign entities, related to part of the investments made in entities which functional currency is other than the Brazilian Real, totaled US$ 96.0 million (US$ 113.0 million on December 31, 2017). On December 31, 2018, the unrealized loss of “Other comprehensive income” is R$ 45.9 million (loss of R$ 6.2 million on December 31, 2017), net of deferred income and social contribution taxes. The effects of exchange rate changes on investments and hedging instruments were offset in equity.

i. Gains (losses) on Hedging Instruments

The following tables summarize the value of gains (losses) recognized, which affected the equity of the Company and its subsidiaries:

	R$ million
	2018
	Profit or loss	Equity
a – Exchange rate swaps receivable in U.S. dollars (i) (ii)	181.5	—
b – Exchange rate swaps payable in U.S. dollars (ii)	(3.8)	0.2
c – Interest rate swaps in R$ (iii)	12.5	—
d – Non-derivative financial instruments (iv)	(134.0)	(289.6)

Total	56.2	(289.4)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	R$ million
	2017
	Profit or loss	Equity
a – Exchange rate swaps receivable in U.S. dollars (i) (ii)	(72.1)	5.3
b – Exchange rate swaps payable in U.S. dollars (ii)	3.2	—
c – Interest rate swaps in R$ (iii)	15.9	—
d – Non-derivative financial instruments (iv)	(104.2)	(36.7)

Total	(157.2)	(31.4)

	R$ million
	2016	1/1/2017
	Profit or loss	Equity
a – Exchange rate swaps receivable in U.S. dollars (i) (ii)	(177.0)	(13.8)
b – Exchange rate swaps payable in U.S. dollars (ii)	9.2	—
c – Interest rate swaps in R$ (iii)	(0.5)	—
d – Non-derivative financial instruments (iv)	(28.5)	(14.9)

Total	(196.8)	(28.7)

(i)	Does not consider the effect of exchange rate variation of exchange swaps receivable in U.S. dollars when this effect is offset in the gain or loss of the hedged item (debt/firm commitments);
(ii)	Considers the designation effect of foreign exchange hedging;
(iii)	Considers the designation effect of interest rate hedging in Brazilian Reais; and
(iv)	Considers the results of notes in the foreign market (for further information see Note 15.b).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

j. Fair Value of Financial Instruments

The fair values and the carrying values of the financial instruments, including currency and interest rate hedging instruments, are stated below:

			12/31/2018		12/31/2017 Restated (i)
	Category	Note	Carrying value	Fair value	Carrying value	Fair value
Financial assets:
Cash and cash equivalents
Cash and bank deposits	Measured at amortized cost	4.a	205,482	205,482	147,926	147,926
Financial investments in local currency	Measured at fair value through other comprehensive income	4.a	3,722,308	3,722,308	4,821,605	4,821,605
Financial investments in foreign currency	Measured at fair value through profit or loss	4.a	11,161	11,161	32,473	32,473
Financial investments:
Fixed-income securities and funds in local currency	Measured at fair value through profit or loss	4.b	2,462,018	2,462,018	1,076,849	1,076,849
Fixed-income securities and funds in local currency	Measured at fair value through other comprehensive income	4.b	2,208	2,208	2,720	2,720
Fixed-income securities and funds in local currency	Measured at amortized cost	4.b	73,089	73,089	73,471	73,471
Fixed-income securities and funds in foreign currency	Measured at fair value through other comprehensive income	4.b	154,811	154,811	129,131	129,131
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4.b	363,329	363,329	85,753	85,753

Total			6,994,406	6,994,406	6,369,928	6,369,928

Financial liabilities:
Financing	Measured at fair value through profit or loss	15.a	1,567,374	1,567,374	1,047,809	1,047,809
Financing	Measured at amortized cost	15.a	6,889,310	6,840,079	6,740,872	6,761,907
Debentures	Measured at amortized cost	15.a	5,826,242	5,770,979	5,035,247	5,037,072
Debentures	Measured at fair value through profit or loss	15.a	833,213	833,213	554,402	554,402
Finance leases	Measured at amortized cost	15.a	46,066	46,066	48,515	48,515
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	15.a	43,944	43,944	163,749	163,749
Subscription warrants – indemnification	Measured at fair value through profit or loss	24	123,095	123,095	171,459	171,459

Total			15,329,244	15,224,750	13,762,053	13,784,913

(i)	See Note 2.x.

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

•

Financial investments in CDBs (Bank Certificates of Deposit) and similar investments offer daily liquidity through repurchase at the “yield curve” and the Company calculates their fair value through methodologies commonly used for mark to the market.

•	The fair value of trade receivables and trade payables are approximate to their carrying values.

•

The subscription warrants – indemnification were measured based on the share price of Ultrapar (UGPA3) at the financial statements date and are adjusted to the Company’s dividend yield, since the exercise is only possible starting in 2020 onwards and they are not entitled to dividends until then. The number of shares of subscription warrants – indemnification is also adjusted according to the changes in the amounts of provision for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014. (See Note 24).

•	The fair value calculation of notes in the foreign market (see Note 15.b) is based on the quoted price in an active market.

The fair value of other financial investments and financing was determined using calculation methodologies commonly used for mark-to-market reporting, which consist of calculating future cash flows associated with each instrument adopted and adjusting them to present value at the market rates as of December 31, 2018 and 2017. For some cases where there is no active market for the financial instrument, the Company and its subsidiaries can use quotes provided by the transaction counterparties.

The interpretation of market information on the choice of calculation methodologies for the fair value requires considerable judgment and estimates to obtain a value deemed appropriate to each situation. Consequently, the estimates presented do not necessary indicate the amounts that may be realizable in the current market.

Financial instruments were classified as financial assets or liabilities measured at amortized cost, except (i) all exchange rate and interest rate hedging instruments, which are measured at fair value through profit or loss, financial investments classified as measured at fair value through profit or loss and financial investments that are classified as measured at fair value through other comprehensive income (see Note 4.b), (ii) loans and financing measured at fair value through profit or loss (see Note 15.a), (iii) guarantees to customers that have vendor arrangements (see Note 15.k), which are measured at fair value through profit or loss, and (iv) subscription warrants – indemnification, which are measured at fair value through profit or loss (see Note 24). Cash, banks, and trade receivables are classified as measured at amortized cost. Trade payables and other payables are classified as financial liabilities measured at amortized cost.

j.1 Fair Value Hierarchy of Financial Instruments

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

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The table below shows a summary of the financial assets and financial liabilities measured at fair value:

	Category	Note	12/31/2018	Level 1	Level 2	Level 3
Financial assets:
Cash equivalents
Cash and banks	Measured at amortized cost	4.a	205,482	205,482	—	—
Financial investments in local currency	Measured at fair value through other comprehensive income	4.a	3,722,308	—	3,722,308	—
Financial investments in foreign currency	Measured at fair value through profit or loss	4.a	11,161	11,161	—	—
Financial investments:
Fixed-income securities and funds in local currency	Measured at fair value through profit or loss	4.b	2,462,018	2,462,018	—	—
Fixed-income securities and funds in local currency	Measured at fair value through other comprehensive income	4.b	2,208	—	2,208	—
Fixed-income securities and funds in local currency	Measured at amortized cost	4.b	73,089	—	73,089	—
Fixed-income securities and funds in foreign currency	Measured at fair value through other comprehensive income	4.b	154,811	1,666	153,145	—
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4.b	363,329	—	363,329	—

Total			6,994,406	2,680,327	4,314,079	—

Financial liabilities:
Financing	Measured at fair value through profit or loss	15.a	1,567,374	—	1,567,374	—
Financing	Measured at amortized cost	15.a	6,840,079	2,841,436	3,998,643	—
Debentures	Measured at amortized cost	15.a	5,770,979	—	5,770,979	—
Debentures	Measured at fair value through profit or loss	15.a	833,213	—	833,213	—
Finance leases	Measured at amortized cost	15.a	46,066	—	46,066	—
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	15.a	43,944	—	43,944	—
Subscription warrants – indemnification (1)	Measured at fair value through profit or loss	24	123,095	—	123,095	—

Total			15,224,750	2,841,436	12,383,314	—

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Category	Note	12/31/2017	Level 1	Level 2	Level 3
Financial assets:
Cash equivalents
Cash and banks	Measured at amortized cost	4.a	147,926	147,926	—	—
Financial investments in local currency	Measured at fair value through profit or loss	4.a	4,821,605	—	4,821,605	—
Financial investments in foreign currency	Measured at fair value through profit or loss	4.a	32,473	32,473	—	—
Financial investments:
Fixed-income securities and funds in local currency	Measured at fair value through profit or loss	4.b	1,076,849	1,076,849	—	—
Fixed-income securities and funds in local currency	Measured at fair value through other comprehensive income	4.b	2,720	—	2,720	—
Fixed-income securities and funds in local currency	Measured at amortized cost	4.b	73,471	—	73,471	—
Fixed-income securities and funds in foreign currency	Measured at fair value through other comprehensive income	4.b	129,131	40,556	88,575	—
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4.b	85,753	—	85,753	—

Total			6,369,928	1,297,804	5,072,124	—

Financial liabilities:
Financing	Measured at fair value through profit or loss	15.a	1,047,809	—	1,047,809	—
Financing	Measured at amortized cost	15.a	6,761,907	2,523,643	4,238,264	—
Debentures	Measured at amortized cost	15.a	5,037,072	—	5,037,072	—
Debentures	Measured at fair value through profit or loss	15.a	554,402	—	554,402	—
Finance leases	Measured at amortized cost	15.a	48,515	—	48,515	—
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	15.a	163,749	—	163,749	—
Subscription warrants – indemnification (1)	Measured at fair value through profit or loss	24	171,459	—	171,459	—

Total			13,784,913	2,523,643	11,261,270	—

(1)	Refers to subscription warrants issued by the Company in the Extrafarma acquisition.

The fair value of trade receivables and trade payables are classified as level 2.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

k. Sensitivity Analysis of Derivative Financial Instruments

The Company and its subsidiaries use derivative financial instruments only to hedge against identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). Thus, for purposes of sensitivity analysis of market risks associated with financial instruments the Company analyzes the hedging instrument and the hedged item together, as shown on the charts below.

For the sensitivity analysis of foreign exchange hedging instruments as of December 2018 and 2017, management adopted as a likely scenario the Real/U.S. dollar exchange rates at maturity of each swap, projected by U.S dollar futures contracts quoted on B3 as of December 28, 2018. As a reference, the exchange rate for the last maturity of foreign exchange hedging instruments is R$ 5.86 (R$ 5.83 as of December 31, 2017) in the likely scenario. Scenarios II and III were estimated with a 25% and 50% additional appreciation or depreciation of the Brazilian Real against the likely scenario, according to the risk to which the hedged item is exposed.

Based on the balances of the hedging instruments and hedged items as of December 31, 2018 and 2017, the exchange rates were replaced, and the changes between the new balance in Brazilian Reais and the original balance in Brazilian Reais as of December 31, 2018 and 2017 were calculated in each of the three scenarios. The table below shows the change in the values of the main derivative instruments and their hedged items, considering the changes in the exchange rate in the different scenarios:

12/31/2018	Risk	Scenario I Likely	Scenario II	Scenario III
Currency swaps receivable in U.S. dollars
(1) U.S. Dollar / Real swaps	Dollar	372,022	1,039,669	1,707,316
(2) Debts/firm commitments in dollars	appreciation	(372,019)	(1,039,661)	(1,707,303)

(1)+(2)	Net effect	3	8	13

Currency swaps payable in U.S. dollars
(3) Real / U.S. Dollar swaps	Dollar	(65)	8,545	17,154
(4) Gross margin of Oxiteno	devaluation	65	(8,545)	(17,154)

(3)+(4)	Net effect	—	—	—

Options
(5) Options Real / U.S. Dollar swaps	Dollar	—	97,938	244,572
(6) Gross margin of Oxiteno	Devaluation	7,641	(138,993)	(285,627)

(5)+(6)	Net effect	7,641	(41,055)	(41,055)

12/31/2017	Risk	Scenario I Likely	Scenario II	Scenario III
Currency swaps receivable in U.S. dollars
(1) U.S. Dollar / Real swaps	Dollar	198,138	690,432	1,182,726
(2) Debts/firm commitments in dollars	appreciation	(198,130)	(690,415)	(1,182,700)

(1)+(2)	Net effect	8	17	26

Currency swaps payable in U.S. dollars
(3) Real / U.S. Dollar swaps	Dollar	(97)	7,486	15,069
(4) Gross margin of Oxiteno	devaluation	97	(7,486)	(15,069)

(3)+(4)	Net effect	—	—	—

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

For sensitivity analysis of hedging instruments for interest rates in Brazilian Reais as of December 31, 2018 and 2017, the Company used the futures curve of the DI x Pre contract quoted on B3 as of December 28, 2018 for each of the swap and debt (hedged item) maturities, to determine the likely scenarios. Scenarios II and III were estimated based on a 25% and 50% deterioration, respectively, of the likely scenario pre-fixed interest rate.

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

12/31/2018	Risk	Scenario I Likely	Scenario II	Scenario III
Interest rate swap (in Brazilian Reais) – Debentures—CRA
(1) Fixed rate swap—CDI	Decrease in	(311,993)	(254,409)	(188,047)
(2) Fixed rate debt	Pre-fixed rate	311,993	254,409	188,047

(1) + (2)	Net effect	—	—	—

12/31/2017	Risk	Scenario I Likely	Scenario II	Scenario III
Interest rate swap (in Brazilian Reais) – Debentures—CRA
(1) Fixed rate swap—CDI	Decrease in	13,691	95,292	192,204
(2) Fixed rate debt	Pre-fixed rate	(13,691)	(95,292)	(192,204)

(1) + (2)	Net effect	—	—	—

34.	Commitments

a. Contracts

a.1 Subsidiary Tequimar has agreements with CODEBA and Complexo Industrial Portuário Governador Eraldo Gueiros, in connection with its port facilities in Aratu and Suape, respectively. Such agreements establish a minimum cargo movement of products, as shown below:

Port	Minimum movement in tons per year	Maturity
Aratu	397,000	2031
Aratu	900,000	2022
Suape	250,000	2027
Suape	400,000	2029

If the annual movement is less than the minimum contractual movement, the subsidiary is liable to pay the difference between the effective movement and the minimum contractual movement, based on the port tariff rates in effect on the date established for payment. As of December 31, 2018, these rates were R$ 6.99 per ton for Aratu and R$ 2.54 per ton for Suape. The subsidiary has met the minimum cargo movement required since the beginning of the contractual agreements.

a.2 Subsidiary Oxiteno Nordeste has a supply agreement with Braskem S.A. which establishes a minimum annually consumption level of ethylene, and conditions for the supply of ethylene until 2021. The minimum purchase commitment clause provided for a minimum annual consumption of 205 thousand tons in 2018. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine based on the current ethylene price for the quantity not purchased. According to contractual conditions and tolerances, there are no material issues regarding the minimum purchase commitment.

a.3 Subsidiary Oxiteno S.A. has a supply agreement with Braskem S.A., valid until 2023, which establishes and regulates the conditions for supply of ethylene to Oxiteno based on the international market for this product. The minimum purchase is 44,100 tons of ethylene annually. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine based on the current ethylene price for the quantity not purchased. According to contractual conditions and tolerances, there are no material issues regarding the minimum purchase commitment.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b. Insurance Coverage

The Company maintains insurance policies with the objective of covering several risks to which it is exposed, including loss of profits, losses and damage from fire, lightning, explosion of any kind, gale, aircraft crash, electric damage, and other risks, covering the industrial plants and distribution bases and branches of all subsidiaries. The maximum compensation values based on the risk analysis of certain locations are shown below:

	Maximum compensation value (*)
Oxiteno	US$	1,142	(equivalent to R$ 4,425 as of 12/31/2018) (*)
Ipiranga	R$	1,032
Ultracargo	R$	949
Ultragaz	R$	266
Extrafarma	R$	160

(*)	In millions. In accordance with policy conditions.

The General Liability Insurance program covers the Company and its subsidiaries with a maximum aggregate coverage of US$ 400 million (equivalent to R$ 1,550 million as of December 31, 2018), against losses caused to third parties as a result of accidents related to commercial and industrial operations and/or distribution and sale of products and services.

The Company maintains liability insurance policies for directors and executive officers to indemnify the members of the Board of Directors, fiscal council, directors and executive officers of Ultrapar and its subsidiaries (“Insured”) in the total amount of US$ 80 million (equivalent to R$ 310 million as of December 31, 2018), which cover any of the Insured liabilities resulting from wrongful acts, including any act or omission committed or attempted, except if the act, omission or the claim is consequence of gross negligence or willful misconduct.

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

	Up to 1 year	Between 1 and 5 years	More than 5 years	Total
12/31/2018	30,941	55,545	—	86,486

The subsidiaries IPP, Extrafarma, and Cia. Ultragaz have operating lease contracts related to land and building of service stations, drugstores, and stores, respectively. The future disbursements and receipts (installments), arising from these contracts, amount approximately to:

		Up to 1 year	Between 1 and 5 years	More than 5 years	Total
12/31/2018	payable	220,988	686,108	547,412	1,454,508
	receivable	(84,332)	(240,756)	(253,997)	(579,085)

The expense recognized in 2018 for operating leases was R$ 189,008 (R$ 160,465 in 2017 and R$ 101,330 in 2016), net of sublease income.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

35.	Subsequent events

Approval of stock split

On April 10, 2019, the Company’s extraordinary and annual general meeting approved the stock split of common shares issued by Ultrapar, at a ratio of one currently existing share to two shares of the same class and type. The stock split approved herein shall not imply in any change in the Ultrapar’s capital stock. The new shares and ADRs resulting from the stock split approved herein will be of the same class and will grant to its holders the same rights of the current shares and ADRs. The earnings per share in Note 31 were as adjusted retrospectively.

Port concessions

On March 22, 2019, Ultrapar, through its subsidiary IPP, won the port concessions of three areas located with minimum storage capacity of 64 thousand m³ at the port of Cabedelo, in the state of Paraíba, and one area with minimum storage capacity of 66 thousand m³ at the port of Vitória, in the state of Espírito Santo, which will be designated for handling, storage and distribution of fuels. These concessions were carried out by two consortiums of which IPP holds one third of the total participation. The total investments regarding IPP’s stake sums up to R$160 million for a concession term of 25 years.

On April 5, 2019, UIltrapar, through its subsidiary IPP and Ultracargo, also won other three concessions. IPP won two areas located at the port of Miramar, in Belém, state of Pará: (i) area BEL02A, through a consortium 50% owned by IPP, that shall have minimum storage capacity of 41 thousand m³, and (ii) area BEL04A, which is currently operated by IPP with minimum storage capacity of 23 thousand m³. Such areas will be operated for at least 15 years, according to the auction notice. Ultracargo won the concession of area VDC12 in the port of Vila do Conde, in Barcarena, state of Pará. The minimum storage capacity will be 59 thousand m³. The area will be operated by Ultracargo for at least 25 years, according to the auction notice. The estimated investments regarding the participation of IPP and Ultracargo sums up to R$ 450 million, approximately.

CADE administrative decision

On April 10, 2019, CADE concluded an administrative process involving IPP, which questioned alleged non-competitive conducts in the fuel-distribution and resale market in the cities of Belo Horizonte, Contagem and Betim, in the state of Minas Gerais, between October 2006 and July 2008. Despite IPP’s conviction regarding the good standing of its conducts demonstrated throughout the process, CADE administrative award ruled against IPP for allegedly influencing uniform commercial conduct among fuel resellers, while the charges against IPP for participating in the formation of a cartel among fuel distributors were dismissed. The award has condemned IPP to pay a fine of R$ 40.7 million.