Form 20-F
period 2019-12-31
ULTRAPAR HOLDINGS INC
filed 2020-05-04
CIK 1094972

As filed with the Securities and Exchange Commission on May 4, 2020

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Brigadeiro Luis Antônio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

Telephone: 55 11 3177 3820

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares, without par value (represented by, and traded only in the form of, American Depositary Shares (evidenced by American Depositary Receipts), with each American Depositary Share representing one common share)	UGP	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

The number of outstanding shares of each class as of December 31, 2019.

Title of Class	Number of Shares Outstanding
Common Stock	1,086,029,894

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.     ☒

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

INTRODUCTION

Ultrapar is a Brazilian company with more than 80 years of history, with leading positions in the markets in which it operates: Oil & Gas sector through Ipiranga, Ultragaz and Ultracargo, specialty chemicals through Oxiteno and retail pharmacy through Extrafarma.

•

Ultragaz is the leader in LPG (as defined below) distribution in Brazil, which is one of the largest markets worldwide. Ultragaz had a 23.4% market share in 2019 according to ANP and was one of the largest independent LPG distributors in the world in terms of volume sold. See “Item 4.B. Information on the Company—Business Overview—Distribution of Liquefied Petroleum Gas—Ultragaz—Competition”. As of December 31, 2019, we delivered LPG to an estimated 11 million households through a network of approximately 5.3 thousand independent retailers in the bottled segment and to approximately 55 thousand customers in the bulk segment.

•

Ipiranga is one of the largest fuel distributors in Brazil, with a network of 7,090 service stations and 19.3% market share in 2019 according to ANP. See “Item 4.B. Information on the Company—Business Overview—Fuel Distribution—Ipiranga—Competition”.

•

Oxiteno is a major producer of specialty chemicals and one of the largest producers of ethylene oxide and its principal derivatives in Latin America, according to IHS Chemical. Oxiteno has eleven industrial units: six in Brazil, three in Mexico, one in the United States and one in Uruguay and commercial offices in Argentina, Belgium, China and Colombia. For the year ended December 31, 2019, Oxiteno sold 734 thousand tons of chemical products.

•

Ultracargo is the largest provider of liquid bulk storage in Brazil, with six terminals and storage capacity of 814 thousand cubic meters as of December 31, 2019, and leading positions in the main ports in Brazil in which it operates.

•	Extrafarma is the sixth largest drugstore chain in Brazil, according to ABRAFARMA, with 416 drugstores and 3 distribution centers as of December 31, 2019.

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

•	“Alesat” are to Alesat Combustíveis S.A.;

•	“am/pm” are to Ipiranga’s convenience stores franchise network that operate under the brand am/pm, managed by am/pm Comestíveis Ltda.;

•	“American Chemical” are to American Chemical I.C.S.A., a company that was acquired by Oxiteno in November 2012, currently Oxiteno Uruguay;

•	“ANFAVEA” are to Associação Nacional dos Fabricantes de Veículos Automotores, the Brazilian association of vehicle producers;

•	“ANP” are to the Agência Nacional do Petróleo, Gás Natural e Biocombustíveis, the Brazilian oil, natural gas and biofuels regulatory agency;

•	“ANVISA” are to the Agência Nacional de Vigilância Sanitária, the Brazilian health surveillance agency;

•	“Aqces” are to Aqces Logística Internacional Ltda.;

•	“Araújo” are to Drogaria Araujo S.A;

•	“Arch Andina” are to Arch Química Andina, C.A., a company that was acquired by Oxiteno in September 2007, renamed Oxiteno Andina;

•	“ARLA” are to Automotive Liquid Reducing Agent;

•	“B3” are to the B3 S.A.—Brasil, Bolsa, Balcão, the São Paulo Stock Exchange;

•	“Braskem” are to Braskem S.A.;

•	“Brazil” are to the Federative Republic of Brazil;

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

•	“CVM” are to Comissão de Valores Mobiliários, the Securities and Exchange Commission of Brazil;

•	“Deposit Agreement” are to the Deposit Agreement between Ultrapar Participações S.A. and the Bank of New York Mellon, dated September 16, 1999, and all subsequent amendments thereto;

•	“DI” are to the Brazilian money market interest rate (Certificados de Depósito Interbancário);

•	“DNP” are to Distribuidora Nacional de Petróleo Ltda., a company that was acquired by Ipiranga in October 2010 and was merged into IPP in February 2011;

•	“DPPI” are to Distribuidora de Produtos de Petróleo Ipiranga S.A., a company that was merged into CBPI in December 2008;

•	“DPSP” are to Drogarias DPSP S.A.;

•	“EMCA” are to Empresa Carioca de Produtos Químicos S.A.;

•	“Extrafarma” are to Imifarma Produtos Farmacêuticos e Cosméticos S.A.;

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

•	“Oxiteno Andina” are to the business of Oxiteno that was carried out in Venezuela until October 2019. In October 2019, Oxiteno Andina was sold to a buyer in Venezuela;

•	“Oxiteno Mexico” are to the business of Oxiteno carried out in Mexico;

•	“Oxiteno Nordeste” are to Oxiteno Nordeste S.A. Indústria e Comércio, which was merged into Oxiteno in December 2019;

•	“Oxiteno Uruguay” are to the business of Oxiteno carried out in Uruguay;

•	“Oxiteno USA” are to the business of Oxiteno carried out in the United States;

•	“Pague Menos” are to Empreendimentos Pague Menos S.A.;

•	“Parth” are to Parth do Brasil Participações Ltda., an investment company controlled by Mrs. Daisy Igel’s family and owner of 8% of Ultrapar’s capital stock;

•	“Petrobras” are to Petrobras – Petróleo Brasileiro S.A.;

•	“Petrochemical Business” are to IQ, IPQ and IPQ’s stake in Copesul;

•	“PFIC” are to passive foreign investment company;

•

“PIS and COFINS taxes” are to Programa de Integração Social (Integration Program Taxes) and Contribuição para o Financiamento da Securidade Social (Contribution for the Financing of Social Security Taxes), respectively;

•	“Plural” are to the former Brazilian association of fuel distributors (now Sindicom);

•	“Raia Drogasil” are to Raia Drogasil S.A.;

•	“Real”, “Reais” or “R$” are to Brazilian Reais, the official currency of Brazil;

•	“Repsol” are to Repsol Gás Brasil S.A., a company that was acquired by Ultragaz in October 2011 and was merged into Cia. Ultragaz in December 2012;

•	“RPR” are to Refinaria de Petróleo Riograndense S.A. (formerly Refinaria de Petróleo Ipiranga S.A.), a joint-venture owned by Petrobras, Braskem and Ultrapar;

•	“SEC” are to the U.S. Securities and Exchange Commission;

•	“Securities Act” are to the U.S. Securities Act of 1933, as amended;

•	“Selic” are to the Brazilian base interest rate;

•

“Serma” are to Associação dos Usuários de Equipamentos de Processamento de Dados e Serviços Correlatos, our wholly owned company, responsible for providing IT services to Ultrapar and its subsidiaries;

•	“Share Exchange” are to the exchanges of RPR’s, DPPI’s and CBPI’s preferred shares and any remaining common shares for Ultrapar’s preferred shares in connection with the acquisition of Ipiranga Group;

•	“Sindicom”, formerly Plural, are to the Brazilian association of fuel distributors;

•	“Sindigás” are to the Brazilian association of LPG distributors;

•	“Southern Distribution Business” are to Ipiranga Group’s fuel and lubricant distribution businesses located in the South and Southeast regions of Brazil and their related activities;

•	“STF” are to Supremo Tribunal Federal, the Brazilian Supreme Federal Court;

•	“SUDENE” are to Superintendência do Desenvolvimento do Nordeste, the development agency of the Northeast of Brazil;

•	“TEAS” are to TEAS – Terminal Exportador de Álcool de Santos Ltda., a company acquired by Ultracargo in March 2018;

•	“Temmar” are to Terminal Marítimo do Maranhão S.A., a company that was acquired by Ultracargo in August 2012 and was merged into Tequimar in December 2013;

•	“Tequimar” are to Terminal Químico de Aratu S.A., Ultracargo’s subsidiary that operates in the liquid bulk storage segment;

•	“Texaco” are to the Texaco-branded fuels marketing business in Brazil, previously carried-out by CBL and Galena, companies that were acquired by Ipiranga in March 2009;

•	“Tropical” are to Tropical Transportes Ipiranga Ltda.;

•	“TRR” are to Retail Wholesale Resellers, specialized resellers in the fuel distribution;

•

“Ultra S.A.” are to Ultra S.A. Participações, a holding company owned by members of the founding family and senior management of Ultrapar. Ultra S.A. is the largest shareholder of Ultrapar, holding 20% of its total capital stock;

•	“Ultracargo” are to Ultracargo Operações Logísticas e Participações Ltda., our wholly owned subsidiary and its subsidiaries that provide storage, handling and logistics services for liquid bulk cargo;

•	“Ultragaz” are to Ultrapar’s subsidiaries that operate in the distribution of LPG;

•	“Ultrapar International” are to Ultrapar International S.A.;

•	“União Terminais” are to União Terminais e Armazéns Gerais Ltda., a company that was merged into Tequimar in December 2008;

•	“União Vopak” are to União Vopak Armazéns Gerais Ltda., a joint-venture in which Ultracargo has a 50% stake;

•	“Unipar” are to União das Indústrias Petroquímicas S.A.;

•	“U.S. Holder” has the meaning given in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations”;

•	“US$”, “dollar”, “dollars” or “U.S. dollars” are to the United States dollar; and

•

“2018 Shareholders’ Agreement” has the meaning given in “Item 4.A. Information on the Company—History and Development of the Company—Corporate Events”, “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders” and “Item 10. Additional Information—Material Contracts”.

Unless otherwise specified, data related to (i) the Brazilian petrochemical industry included in this annual report were obtained from ABIQUIM, (ii) the LPG business were obtained from Sindigás and ANP, (iii) the fuel distribution business were obtained from Sindicom (formerly Plural) and ANP, (iv) the liquid bulk storage industry were obtained from ABTL, and (v) the retail pharmacy business were obtained from ABRAFARMA and IQVIA.

PRESENTATION OF FINANCIAL INFORMATION

Our audited consolidated financial statements included in Item 18 were prepared in accordance with IFRS as issued by the IASB and include our consolidated Statements of Financial Position, as of December 31, 2019, 2018 and 2017 and the related Statements of Profit or Loss, Statements of Comprehensive Income, Statements of Changes in Equity and Statements of Cash Flows for the years ended December 31, 2019, 2018 and 2017, as well as notes thereto.

The following standards became effective on January 1, 2019:

(i) IFRS 16—Leases: IFRS 16 establishes principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. IFRS 16—Leases replaced the previous lease accounting requirements and introduced significant changes in the accounting, removing the distinction between operating and finance leases under IAS 17—Leases and related interpretations, and requires a lessee to recognize a right-of-use asset and a lease liability at lease commencement date. The impact to the consolidated financial statements is demonstrated in the recognition of right-of-use assets and lease liabilities in the balance sheet.

Accordingly, leases entered into by the Company and its subsidiaries, identified and effective at the date of transition and with maturities of more than 12 months, were accounted in the consolidated financial statements as follows:

•	recognition of right-of-use assets and lease liabilities in financial position, initially measured at the present value of future lease payments; and

•	recognition of amortization expenses of right-of-use assets and interest expenses on the lease payable in the financial result in the statements of profits or loss.

The Company selected as transition method the modified retrospective approach, with the cumulative effect of initial application of this new pronouncement recorded as an adjustment to the opening balance of equity and without restatement of comparative periods.

(ii) IFRIC 23—Uncertainty Over Income Tax Treatments: IFRIC 23 clarifies how to apply the recognition and measurement requirements in IAS 12 – when there is uncertainty over income tax treatments. In such circumstance, an entity shall recognize and measure its current or deferred tax asset or liability applying the requirements in IAS 12 based on taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, applying this interpretation.

The adoption of IFRIC 23 by the Company did not have a significant impact on the Company’s consolidated financial statements, since all the procedures adopted for the determination and collection of income taxes by the Company and its subsidiaries are supported by the legislation and precedents from administrative and judicial courts.

The following standards became effective on January 1, 2018:

(i) IFRS 9—Financial instrument classification and measurement that includes new requirements for the classification and measurement of financial assets and liabilities, derecognition requirements, new impairment methodology for financial instruments, and new hedge accounting guidance.

(ii) IFRS 15—Revenue from contracts with customers, which establishes the principles of nature, amount, timing and uncertainty of revenue and cash flow arising from a contract with a customer.

These adoptions impacted our consolidated financial statements. Thus, the information for the year ended December 31, 2017, presented in this annual report, was retrospectively restated in our annual report for the year ended December 31, 2018, to reflect the changes resulting from the adoption of IFRS 9 and 15 as the Company adopted the full retrospective method.

The financial information presented in this annual report should be read in conjunction with our consolidated financial statements.

Segment information for our businesses is presented on an unconsolidated basis. See Note 33 to our consolidated financial statements for further information on segment information. Consequently, intercompany transactions have not been eliminated in segment information, and such information may differ from consolidated financial information provided elsewhere in this annual report. See “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions” for more information on intercompany transactions.

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables and charts may not be an arithmetic aggregation of the figures that precede them.

On April 23, 2020 the exchange rate for Reais into U.S. dollars was R$5.447 to US$1.00, based on the commercial selling rate as reported by the Central Bank. The commercial selling rate was R$4.031 to US$1.00 on December 31, 2019, R$3.875 to US$1.00 on December 31, 2018, and R$3.308 to US$1.00 on December 31, 2017. The Real/dollar exchange rate fluctuates widely, and the current commercial selling rate may not be indicative of future exchange rates. See “Item 3.A. Key Information—Selected Consolidated Financial Data—Exchange Rates” for information regarding exchange rates for the Brazilian currency. Solely for the convenience of the reader, we have translated some amounts included in “Item 3.A. Key Information—Selected Consolidated Financial Data” and elsewhere in this annual report from Reais into U.S. dollars using the commercial selling rate as reported by the Central Bank at December 31, 2019 of R$4.031 to US$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. Such translations should not be construed as representations that the Real amounts represent or have been or could be converted into U.S. dollars as of that or any other date.

Market share and economic information

All market share information, unless otherwise specified, related to (i) the LPG business was obtained from ANP, (ii) the fuel distribution business was obtained from Sindicom (formerly Plural) and ANP, (iii) the liquid bulk storage industry was obtained from ABTL and (iv) the retail pharmacy business was obtained from ABRAFARMA and IQVIA. Unless otherwise specified, all macroeconomic data are obtained from the Instituto Brasileiro de Geografia e Estatística—IBGE, Fundação Getulio Vargas—FGV and the Central Bank. Although we do not have any reason to believe any of this information is inaccurate in any material respect, we have not independently verified any such information.

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

The risks and uncertainties described above include, but are not limited to:

•

general business, economic and political conditions, including the price of crude oil and other commodities, refining margins and prevailing foreign exchange rates and the effect of such conditions on the economies of Brazil and other Latin American countries;

•

risks beyond our control, including geopolitical crises, natural disasters, epidemics or pandemics (such as the ongoing outbreak of the novel strain of coronavirus, or COVID-19), acts of terrorism or other catastrophic events, including the economic, financial and business impacts of such events;

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

Forward-looking statements involve risks and uncertainties and are not a guarantee of future results. Considering the risks and uncertainties described above, the forward-looking events and circumstances discussed in this annual report might not occur and our future results may differ materially from those expressed in or suggested by these forward-looking statements.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Consolidated Financial Data

We have selected the following consolidated financial data from our audited consolidated financial statements, for the periods indicated. You should read our selected consolidated financial data in conjunction with “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements and notes thereto included in this annual report. Our consolidated financial statements are prepared in Reais and in accordance with IFRS. The consolidated Statements of Financial Position as of December 31, 2019 and 2018 and the consolidated Statements of Profit or Loss and Statements of Cash Flows as of and for the years ended December 31, 2019, 2018 and 2017 are derived from our audited consolidated financial statements included in this annual report. For the year ended December 31, 2016, the information is derived from our audited consolidated financial statements as previously reported with retrospective restatement in our annual report on Form 20-F for the year ended December 31, 2018. For the year ended December 31, 2015, the information is derived from our audited consolidated financial statements as previously reported in the respective years, without retrospective restatement. See “Presentation of Financial Information” and “Item 5.A. Operating and Financial Review and Prospects — Operating Results — Critical accounting policies”. The following table presents our selected financial information in accordance with IFRS at the dates and for each of the periods indicated.

	Years Ended December 31,
	2019(1)	2019	2018	2017	2016	2015
	(in millions, except per share data)
Statements of Profit or Loss data:	US$	R$	R$	R$	R$	R$
Net revenue from sales and services	22,154.5	89,298.0	90,698.0	79,230.0	76,740.0	75,655.3
Cost of products and services sold	(20,638.4)	(83,187.1)	(84,537.4)	(72,431.5)	(70,196.9)	(68,933.7)

Gross profit	1,516.1	6,110.9	6,160.6	6,798.5	6,543.1	6,721.6
Operating income (expenses)
Selling and marketing	(655.1)	(2,640.4)	(2,670.9)	(2,486.4)	(2,220.2)	(2,516.6)
General and administrative	(428.3)	(1,726.3)	(1,625.8)	(1,576.5)	(1,445.9)	(1,321.3)
Gain (loss) on disposal of property, plant and equipment and intangibles	(7.4)	(30.0)	(22.1)	(2.2)	(6.1)	27.3
Other operating income, net	44.6	179.6	57.5	59.4	199.0	50.6
Impairment of assets	(147.2)	(593.3)	—	—	—	—
Financial result, net	(125.7)	(506.9)	(113.5)	(474.3)	(842.6)	(703.3)
Share of profit (loss) of joint-ventures and associates	(3.0)	(12.1)	(14.8)	20.7	7.5	(10.9)

Income before income and social contribution taxes	193.9	781.6	1,771.0	2,339.1	2,234.8	2,247.3
Income and social contribution taxes
Current	(118.1)	(476.1)	(476.3)	(922.5)	(800.5)	(719.5)
Deferred	24.2	97.5	(162.4)	109.2	112.5	(14.8)

	(93.9)	(378.6)	(638.7)	(813.3)	(688.0)	(734.3)

Net income for the year	100.0	402.9	1,132.3	1,525.9	1,546.8	1,513.0
Net income for the year attributable to:
Shareholders of the Company	92.7	373.5	1,150.4	1,526.5	1,537.8	1,503.5
Non-controlling interests in subsidiaries	7.3	29.4	(18.1)	(0.6)	9.0	9.5
Earnings per share(2)
Basic	0.09	0.34	1.06	1.41	1.42	1.38
Diluted	0.08	0.34	1.05	1.40	1.41	1.37
Dividends per share(3)	0.11	0.44	0.63	0.88	0.84	0.80

(1)

The figures in Reais for December 31, 2019 have been converted into U.S. dollars using the exchange rate of US$1.00 = R$4.0307, which is the commercial rate reported by the Central Bank on that date. This information is presented solely for the convenience of the reader. You should not interpret the currency conversions in this annual report as a statement that the amounts in Reais currently represent such values in U.S. dollars. Additionally, you should not interpret such conversions as statements that the amounts in Reais have been, could have been or could be converted into U.S. dollars at this or any other foreign exchange rates. See “Item 3.A. Key Information—Selected Consolidated Financial Data—Exchange Rates”.

(2)

Earnings per share are calculated based on the net income attributable to Ultrapar’s shareholders and the weighted average shares outstanding during each of the years presented. For each of the years presented, the earnings per share was adjusted retrospectively due to the approval of the stock split on April 10, 2019 and the implementation of the stock split on April 24, 2019. The number of shares used in the earnings per share calculation has not been adjusted to reflect the issuance of 2,108,542 new common shares that occurred in February 2020 as a result of the partial exercise of the subscription warrants issued to the former Extrafarma shareholders. See “Item 4.A. Information on the Company—History and Development of the Company—Corporate Events” and Note 32 to our consolidated financial statements for further information on earnings per share.

(3)

For each of the years presented, dividends per share take into account the stock split approved on April 10, 2019 and implemented on April 24, 2019. The number of shares used in the dividends per share calculation has not been adjusted to reflect the issuance of 2,108,542 new common shares that occurred in February 2020 as a result of the partial exercise of the subscription warrants issued to the former Extrafarma shareholders.

The following table presents other financial data information at the dates and for each of the periods indicated.

	Years Ended December 31,
	2019(1)	2019	2018	2017	2016	2015
	(in millions, except share data)
Other financial data	US$	R$	R$	R$	R$	R$
Net cash provided by operating activities	725.6	2,924.9	2,889.0	1,739.0	1,988.9	3,201.7
Net cash used in investing activities	(455.3)	(1,835.3)	(3,177.6)	(1,371.8)	(1,324.0)	(801.8)
Net cash provided by (used in) financing activities	(725.0)	(2,922.2)	(801.0)	340.3	928.4	(2,520.7)
Depreciation and amortization(2)	209.6	844.6	812.5	704.5	628.2	1,002.6
Amortization of contractual assets with customers – exclusive rights (Ipiranga and Ultragaz)(3)	88.1	355.2	371.8	463.0	463.5	—
Amortization of right-of-use assets(4)	74.4	300.1	—	—	—	—
Adjusted EBITDA(5)	694.7	2,800.3	3,068.9	3,981.0	4,169.0	3,953.3
Net debt(6)	(2,153.6)	(8,680.6)	(8,211.7)	(7,220.7)	(5,715.3)	(4,928.4)
Number of common shares (in thousands)(7)	1,112,810.2	1,112,810.2	1,112,810.2	1,112,810.2	1,112,810.2	1,112,810.2

(1)

The figures in Reais for December 31, 2019 have been converted into U.S. dollars using the exchange rate of US$1.00 = R$4.0307, which is the commercial rate reported by the Central Bank on that date. This information is presented solely for the convenience of the reader. You should not interpret the currency conversions in this annual report as a statement that the amounts in Reais currently represent such values in U.S. dollars. Additionally, you should not interpret such conversions as statements that the amounts in Reais have been, could have been or could be converted into U.S. dollars at this or any other foreign exchange rates. See “Item 3.A. Key Information—Selected Consolidated Financial Data—Exchange Rates”.

(2)	Represents depreciation and amortization expenses included in cost of products and services sold and in selling, marketing, general and administrative expenses.
(3)

Represents amortization of contractual assets with customers – exclusive rights (Ipiranga and Ultragaz) recorded as a reduction of revenue in accordance with IFRS 15. See “Presentation of Financial Information”. In 2015, the amortization of contractual assets with customers—exclusive rights (Ipiranga) was classified as amortization from intangible assets. See Note 2.a, 2.f and 11 to our consolidated financial statements for further information.

(4)

Represents amortization of right-of-use assets included in selling, marketing, general and administrative expenses. See “Presentation of Financial Information”. See Note 2.h and 13 to our consolidated financial statements for further information.

(5)

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) and Adjusted EBITDA (adjusted for cash flow hedge from bonds and amortization of contractual assets with customers—exclusive rights) are presented in this annual report in accordance with ICVM 527/12. The purpose of including EBITDA and Adjusted EBITDA information is to provide a measure used by management for internal assessment of our operating results, and because part of our employee profit sharing plan is linked directly or indirectly to EBITDA and Adjusted EBITDA performance. It is also a financial indicator widely used by investors and analysts to measure our ability to generate cash from operations and our operating performance. We also calculate EBITDA and Adjusted EBITDA in connection with covenants related to some of our financing, as described in Note 15 to our consolidated financial statements. We believe EBITDA and Adjusted EBITDA allow a better understanding not only of our financial performance but also of our capacity of meeting the payment of interest and principal from our debt and of obtaining resources for our investments and working capital. Our definition of EBITDA and Adjusted EBITDA may differ from, and, therefore, may not be comparable with similarly titled measures used by other companies, thereby limiting its usefulness as a comparative measure. Because EBITDA and Adjusted EBITDA exclude net financial expense (income), income and social contribution taxes, depreciation and amortization (and, in the case of Adjusted EBITDA, also excludes cash flow hedge from bonds and amortization of contractual assets with customers—exclusive rights), they provide an indicator of general economic performance that is not affected by debt restructurings, fluctuations in interest rates or changes in income and social contribution taxes, depreciation and amortization. EBITDA and Adjusted EBITDA are not measures of financial performance under IFRS and should not be considered in isolation, or as substitutes for net income, as measures of operating performance, as substitutes for cash flows from operations or as measures of liquidity. EBITDA and Adjusted EBITDA have material limitations that impair their value as a measure of a company’s overall profitability since they do not address certain ongoing costs of our businesses that could significantly affect profitability such as financial expense (income), income and social contribution taxes, depreciation and amortization, (and in the case of Adjusted EBITDA, also excludes cash flow hedge from bonds and amortization of contractual assets with customers—exclusive rights).

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

(7)

The number of shares corresponds to all of shares issued by the Company, including those held in treasury. These numbers have been retrospectively adjusted to reflect the stock split that was approved on April 10, 2019 and implemented on April 24, 2019, but have not been adjusted to reflect the issuance of 2,108,542 new common shares that occurred in February 2020 as a result of the partial exercise of the subscription warrants issued to the former Extrafarma shareholders.

The tables below provide a reconciliation of net income and operating income before financial income (expenses) and share of profit (loss) of joint-ventures and associates to EBITDA and Adjusted EBITDA for Ultrapar and a reconciliation of operating income before financial income (expenses) and share of profit (loss) of joint-ventures and associates to Adjusted EBITDA for Ipiranga, Oxiteno and Ultragaz segments and to EBITDA for Ultracargo and Extrafarma segments for the years ended December 31, 2019, 2018, 2017, 2016 and 2015.

	Ultrapar
	Reconciliation of net income to EBITDA and Adjusted EBITDA
	Years ended December 31,
	2019	2018	2017	2016	2015
	(in millions of Reais)
Net income	402.9	1,132.3	1,525.9	1,546.8	1,513.0
Net financial expenses	506.9	113.5	474.3	842.6	703.3
Income and social contribution taxes	378.6	638.7	813.3	688.0	734.3
Depreciation and amortization	844.6	812.5	704.5	628.2	1,002.6
Amortization of right-of-use assets	300.1	—	—	—	—

EBITDA(1)	2,433.1	2,697.1	3,518.0	3,705.5	3,953.3

Adjustments
Cash flow hedge from bonds(2)	11.9	—	—	—	—
Amortization of contractual assets with customers—exclusive rights (Ipiranga and Ultragaz)	355.2	371.8	463.0	463.5	—

Adjusted EBITDA(1)	2,800.3	3,068.9	3,981.0	4,169.0	3,953.3

	Ultrapar
	Reconciliation of operating income to Adjusted EBITDA
	Years ended December 31,
	2019	2018	2017	2016	2015
	(in millions of Reais)
Operating income before financial income (expenses) and share of profit (loss) of joint-ventures and associates	1,300.6	1,899.4	2,792.7	3,069.9	2,961.5
Depreciation and amortization	844.6	812.5	704.5	628.2	1,002.6
Amortization of right-of-use assets	300.1	—	—	—	—
Share of profit (loss) of joint-ventures and associates	(12.1)	(14.8)	20.7	7.5	(10.9)

EBITDA(1)	2,433.1	2,697.1	3,518.0	3,705.5	3,953.3

Adjustments
Cash flow hedge from bonds(2)	11.9	—	—	—	—
Amortization of contractual assets with customers—exclusive rights (Ipiranga and Ultragaz)	355.2	371.8	463.0	463.5	—

Adjusted EBITDA(1)	2,800.3	3,068.9	3,981.0	4,169.0	3,953.3

	Ultragaz
	Reconciliation of operating income to Adjusted EBITDA
	Years ended December 31,
	2019	2018	2017	2016	2015
	(in millions of Reais)
Operating income before financial income (expenses) and share of profit (loss) of associates	353.5	35.6	255.9	267.3	213.9
Depreciation and amortization	186.2	222.5	182.8	158.2	143.2
Amortization of right-of-use assets	31.3	—	—	—	—
Share of profit (loss) of associates	(0.0)	0.0	1.2	(0.0)	(0.1)

EBITDA(1)	571.0	258.1	440.0	425.4	357.0

Adjustments
Amortization of contractual assets with customers – exclusive rights	0.2	—	—	—	—

Adjusted EBITDA(1)	571.2	258.1	440.0	425.4	357.0

	Oxiteno
	Reconciliation of operating income to Adjusted EBITDA
	Years ended December 31,
	2019	2018	2017	2016	2015
	(in millions of Reais)
Operating income before financial income (expenses) and share of profit (loss) of associates	(26.3)	457.1	141.4	311.5	579.5
Depreciation and amortization	212.3	167.4	153.1	149.7	158.3
Amortization of right-of-use assets	9.7	—	—	—	—
Share of profit (loss) of associates	0.5	0.9	1.4	1.0	2.0

EBITDA(1)	196.2	625.4	295.9	462.2	739.8

Adjustments
Cash flow hedge from bonds(2)	11.9	—	—	—	—

Adjusted EBITDA(1)	208.2	625.4	295.9	462.2	739.8

	Ultracargo
	Reconciliation of operating income to EBITDA
	Years ended December 31,
	2019	2018	2017	2016	2015
	(in millions of Reais)
Operating income (expenses) before financial income (expenses) and share of profit (loss) of joint-ventures and associates	78.8	124.7	75.0	127.7	(16.1)
Depreciation and amortization	59.6	52.4	47.7	43.4	41.7
Amortization of right-of-use assets	20.7	—	—	—	—
Share of profit (loss) of joint-ventures and associates	1.4	1.3	1.6	(0.0)	0.7

EBITDA(1)	160.5	178.5	124.3	171.1	26.3

	Ipiranga
	Reconciliation of operating income to Adjusted EBITDA
	Years ended December 31,
	2019	2018	2017	2016	2015
	(in millions of Reais)
Operating income before financial income (expenses) and share of profit (loss) of associates	1,615.4	1,396.6	2,357.1	2,364.0	2,154.6
Depreciation and amortization	290.7	283.4	245.4	220.3	612.7
Amortization of right-of-use assets	164.5	—	—	—	—
Share of profit (loss) of associates	1.8	0.6	1.2	1.2	1.5

EBITDA(1)	2,072.5	1,680.6	2,603.8	2,585.5	2,768.8

Adjustment
Amortization of contractual assets with customers – exclusive rights	355.1	371.8	463.0	463.5	—

Adjusted EBITDA(1)	2,427.5	2,052.4	3,066.8	3,049.0	2,768.8

	Extrafarma
	Reconciliation of operating income to EBITDA
	Years ended December 31,
	2019	2018	2017	2016	2015
	(in millions of Reais)
Operating income (expenses) before financial income (expenses)	(724.4)	(118.3)	(37.7)	(3.8)	5.0
Depreciation and amortization	80.6	71.6	60.8	42.7	23.7
Amortization of right-of-use assets	73.8	—	—	—	—

EBITDA(1)	(570.1)	(46.8)	23.1	38.8	28.7

(1)

See footnote 5 under “Item 3.A. Key Information—Selected Consolidated Financial Data” for a more complete discussion of EBITDA and Adjusted EBITDA and its reconciliation to information in our consolidated financial statements.

(2)

Cash flow hedge from bonds adjustment relates to the hedge accounting designation in 2016, whose object of protection was firm commitments and highly probable future export sales generated by Oxiteno and its subsidiaries. When a future sale of exported products occurs, it is recorded in the income statement at the exchange rate of the initial designation of the hedge (R$/US$ 3.2270).

The reconciliation of Adjusted EBITDA to cash flows from operating activities for the years ended December 31, 2019, 2018, 2017, 2016 and 2015 is presented in the table below:

	2019	2018	2017	2016	2015
	(in millions of Reais)
Net income for the year	402.9	1,132.3	1,525.9	1,546.8	1,513.0
Adjustments to reconcile net income to Adjusted EBITDA:
Depreciation and amortization	844.6	812.5	704.5	628.2	1,002.6
Amortization of right-of-use assets	300.1	—	—	—	—
Amortization of contractual assets with customers—exclusive rights	355.2	371.8	463.0	463.5	—
Financial result, net	506.9	113.5	474.3	842.6	703.3
Cash flow hedge from bonds	11.9	—	—	—	—
Income and social contribution taxes	378.6	638.7	813.3	688.0	734.3

Adjusted EBITDA(1)	2,800.3	3,068.9	3,981.0	4,169.0	3,953.3

Adjustments to reconcile Adjusted EBITDA to cash provided by operating activities:
Financial result that affected the cash flow from operating activities	729.9	913.0	380.4	(78.8)	879.2
Current income and social contribution taxes	(476.1)	(476.3)	(922.5)	(800.5)	(719.5)
PIS and COFINS credits on depreciation	14.9	15.7	13.1	12.6	12.1
Assets retirement obligation	—	—	—	—	(3.9)
Impairment of assets	593.3	—	—	—	—
Others	92.1	109.3	129.0	85.9	0.3
(Increase) decrease in current assets
Trade receivables and reseller financing	361.6	(355.9)	(725.2)	(372.9)	(615.4)
Inventories	(357.6)	168.7	(606.5)	(267.5)	(615.4)
Recoverable taxes	(550.8)	(11.5)	(334.2)	87.0	(60.1)
Dividends received from subsidiaries and joint-ventures	4.1	42.4	29.4	7.9	—
Insurance and other receivables	21.7	(14.5)	358.7	(309.7)	13.6
Prepaid expenses	(15.5)	(37.5)	(23.0)	(40.0)	(14.2)
Increase (decrease) in current liabilities
Trade payables	(31.6)	576.2	412.4	249.1	181.0
Salaries and related charges	(22.6)	40.1	7.1	(41.6)	109.7
Taxes payable	1.9	46.5	33.1	4.0	30.0
Income and social contribution taxes	250.5	166.5	783.7	567.3	504.5
Post-employment benefits	(16.7)	15.6	5.1	11.2	—
Provision for tax, civil and labor risks	(37.4)	13.3	11.9	7.4	(18.8)
Insurance and other payables	66.8	(59.2)	(49.4)	54.0	29.2
Deferred revenue	1.1	8.2	(3.9)	(2.1)	1.0
(Increase) decrease in non-current assets
Trade receivables and reseller financing	11.4	(99.6)	(102.9)	(74.8)	(8.4)
Recoverable taxes	(19.5)	(539.5)	(130.2)	(47.2)	(60.0)
Escrow deposits	(39.9)	(58.8)	(39.8)	(37.9)	(44.0)
Other receivables	(0.8)	6.4	(4.4)	13.8	(10.7)
Prepaid expenses	(4.4)	(58.7)	(116.7)	(65.8)	(15.4)
Increase (decrease) in non-current liabilities
Post-employment benefits	(15.4)	(8.5)	(0.8)	(7.7)	10.9
Provision for tax, civil and labor risks	18.9	11.8	(68.2)	42.4	61.4
Other payables	27.7	(4.4)	88.0	(19.3)	20.1
Deferred revenue	(11.9)	(1.0)	0.4	1.5	3.3
Payments of contractual assets with customers—exclusive rights	(330.1)	(390.2)	(529.7)	(514.3)	—
Income and social contribution taxes paid	(141.2)	(197.9)	(836.8)	(644.2)	(422.0)

Net cash provided by operating activities	2,924.9	2,889.0	1,739.0	1,988.9	3,201.7

(1)

See footnote 5 under “Item 3.A. Key Information—Selected Consolidated Financial Data” for a more complete discussion of EBITDA and Adjusted EBITDA and its reconciliation to information in our consolidated financial statements.

The table below provides a reconciliation of our consolidated statement of financial position data to the net debt positions shown in the table:

	Ultrapar
	As of December 31,
	2019	2018	2017	2016	2015
	(in millions of Reais)
Current loans and hedging instruments	(867.9)	(2,010.3)	(1,822.5)	(1,824.0)	(1,050.5)
Current debentures	(249.6)	(263.7)	(1,681.2)	(651.6)	(47.4)
Non-current loans and hedging instruments	(6,907.1)	(6,530.6)	(6,159.4)	(6,846.2)	(5,604.9)
Non-current debentures	(6,368.2)	(6,401.5)	(3,927.6)	(2,095.3)	(2,198.8)

Gross debt position	(14,392.7)	(15,206.1)	(13,590.6)	(11,417.1)	(8,901.6)
Cash and cash equivalents	2,115.4	3,939.0	5,002.0	4,274.2	2,702.9
Current financial investments	3,090.2	2,853.1	1,283.5	1,412.6	803.3
Non-current financial investments	506.5	202.3	84.4	15.1	467.0

Net debt	(8,680.6)	(8,211.7)	(7,220.7)	(5,715.3)	(4,928.4)

The following tables present our consolidated statements of financial position in accordance with IFRS as of the dates indicated.

	As of December 31,
	2019(1)	2019	2018	2017	2016	2015
	(in millions)
Consolidated Statements of Financial Position Data:	US$	R$	R$	R$	R$	R$
Current assets
Cash and cash equivalents	524.8	2,115.4	3,939.0	5,002.0	4,274.2	2,702.9
Financial investments and hedging instruments	766.7	3,090.2	2,853.1	1,283.5	1,412.6	803.3
Trade receivables	902.0	3,635.8	4,069.3	3,861.3	3,177.1	3,167.2
Reseller financing	108.2	436.2	367.3	286.6	211.1	—
Inventories	921.8	3,715.6	3,354.5	3,513.7	2,781.4	2,495.2
Recoverable taxes	278.4	1,122.3	639.7	665.0	382.4	628.8
Recoverable income and social contribution taxes	80.7	325.3	257.2	216.6	159.4	—
Other receivables	10.0	40.4	59.6	55.2	395.9	32.5
Prepaid expenses	27.6	111.4	187.6	150.0	123.9	81.5
Contractual assets with customers – exclusive rights	115.5	465.5	484.5	456.2	448.3	—

Total current assets	3,735.8	15,058.1	16,211.7	15,490.1	13,366.1	9,911.4

Non-current assets
Financial investments and hedging instruments	125.7	506.5	202.3	84.4	15.1	467.0
Trade receivables	13.3	53.7	81.6	46.3	49.6	152.2
Reseller financing	90.5	364.7	348.3	283.7	177.5	—
Related parties	0.1	0.5	0.5	0.5	0.5	0.5
Deferred income and social contribution taxes	162.2	653.7	514.2	614.1	459.6	306.0
Recoverable taxes, net	190.4	767.4	747.2	234.7	146.8	135.4
Recoverable income and social contribution taxes	26.0	104.9	105.6	78.5	35.9	—
Escrow deposits	228.6	921.4	881.5	822.7	778.8	740.8
Indemnity asset – business combination	48.0	193.5	194.7	202.4	—	—
Other receivables	0.9	3.4	1.4	7.9	2.7	16.5
Prepaid expenses	17.2	69.2	399.1	346.9	222.5	146.7
Contractual assets with customers – exclusive rights	248.2	1,000.5	1,034.0	1,046.1	989.8	—

	1,151.0	4,639.5	4,510.4	3,768.2	2,878.6	1,965.2

	As of December 31,
	2019(1)	2019	2018	2017	2016	2015
	(in millions)
	US$	R$	R$	R$	R$	R$
Investments
In joint-ventures	38.0	153.1	102.0	122.1	116.1	79.4
In associates	6.4	25.8	24.3	25.3	22.7	21.5
Other	0.7	2.8	2.8	2.8	2.8	2.8
Right-of-use assets	491.5	1,980.9	—	—	—	—
Property, plant and equipment, net	1,878.8	7,572.8	7,278.9	6,637.8	5,796.4	5,438.9
Intangible assets, net	437.3	1,762.6	2,369.4	2,238.0	1,891.6	3,293.9

	2,852.6	11,497.9	9,777.3	9,026.1	7,829.7	8,836.6
Total non-current assets	4,003.6	16,137.4	14,287.7	12,794.2	10,708.4	10,801.7

TOTAL ASSETS	7,739.5	31,195.5	30,499.4	28,284.3	24,074.5	20,713.1

	As of December 31,
	2019(1)	2019	2018	2017	2016	2015
	(in millions)
Consolidated Statements of Financial Position Data:	US$	R$	R$	R$	R$	R$
Current liabilities
Loans and hedging instruments	215.3	867.9	2,007.4	1,819.8	1,821.4	1,048.1
Debentures	61.9	249.6	263.7	1,681.2	651.6	47.4
Leases payable	51.2	206.4	2.8	2.7	2.6	2.4
Trade payables	669.9	2,700.1	2,731.7	2,155.5	1,709.7	1,460.5
Salaries and related charges	100.6	405.6	428.2	388.1	362.7	404.3
Taxes payable	67.0	269.9	268.0	221.5	168.4	168.8
Dividends payable	4.1	16.7	284.0	338.8	320.9	298.8
Income and social contribution taxes payable	40.9	164.8	55.5	86.8	140.0	216.9
Post-employment benefits	7.2	29.0	45.7	30.1	24.9	13.7
Provision for asset retirement obligation	1.0	3.8	4.4	4.8	4.6	5.2
Provision for tax, civil and labor risks	10.0	40.5	77.8	64.6	52.7	45.3
Other payables	52.9	213.3	141.0	197.4	202.6	97.5
Deferred revenue	6.9	27.6	26.6	18.4	22.3	24.4
Total current liabilities	1,288.9	5,195.1	6,336.8	7,009.7	5,484.3	3,833.4
Non-current liabilities
Loans and hedging instruments	1,713.6	6,907.1	6,487.4	6,113.5	6,800.1	5,561.4
Debentures	1,579.9	6,368.2	6,401.5	3,927.6	2,095.3	2,198.8
Leases payable	342.9	1,382.3	43.2	45.8	46.1	43.5
Related parties	1.0	3.9	4.1	4.2	4.3	4.4
Deferred income and social contribution taxes	1.9	7.5	9.3	83.6	7.6	13.0
Provision for tax, civil and labor risks	219.4	884.1	865.2	861.2	727.1	684.7
Post-employment benefits	60.5	243.9	204.2	207.5	119.8	112.8
Provision for assets retirement obligation	11.8	47.4	50.3	60.0	73.0	69.5
Subscription warrants – indemnification	32.4	130.7	123.1	171.5	153.4	112.2
Other payables	47.2	190.1	162.4	162.8	74.9	94.1
Deferred revenue	—	—	11.9	12.9	12.5	11.0

Total non-current liabilities	4,010.5	16,165.2	14,362.6	11,650.6	10,114.2	8,905.5

TOTAL LIABILITIES	5,299.4	21,360.3	20,699.4	18,660.3	15,598.5	12,738.9

	As of December 31,
	2019(1)	2019	2018	2017	2016	2015
	(in millions)
	US$	R$	R$	R$	R$	R$
Equity
Share capital	1,283.1	5,171.8	5,171.8	5,171.8	3,838.7	3,838.7
Equity instrument granted	3.0	12.0	4.3	0.5	—	—
Capital reserve	134.6	542.4	542.4	549.8	552.0	546.6
Treasury shares	(120.4)	(485.4)	(485.4)	(482.3)	(483.9)	(490.9)
Revaluation reserve on subsidiaries	1.1	4.5	4.7	4.9	5.3	5.6
Profit reserves	991.2	3,995.4	4,099.1	3,629.9	4,384.0	3,802.0
Additional dividends to the minimum mandatory dividends	64.9	261.5	109.4	163.7	165.5	157.2
Valuation adjustments	(36.3)	(146.3)	(64.0)	154.8	(24.0)	19.0
Cumulative translation adjustments	25.4	102.4	65.9	53.1	7.5	66.9

Equity attributable to:
Shareholders of the Company	2,346.6	9,458.3	9,448.1	9,246.2	8,445.2	7,945.0
Non-controlling interest in subsidiaries	93.5	376.9	351.9	377.8	30.9	29.1

TOTAL EQUITY	2,440.1	9,835.2	9,800.0	9,624.0	8,476.1	7,974.1

TOTAL LIABILITIES AND EQUITY	7,739.5	31,195.5	30,499.4	28,284.3	24,074.5	20,713.1

(1)

The figures in Reais for December 31, 2019 have been converted into dollars using the exchange rate of US$1.00 = R$4.0307, which is the commercial rate reported by the Central Bank on that date. This information is presented solely for the convenience of the reader. You should not interpret the currency conversions in this annual report as a statement that the amounts in Reais currently represent such values in U.S. dollars. Additionally, you should not interpret such conversions as statements that the amounts in Reais have been, could have been or could be converted into U.S. dollars at this or any other foreign exchange rates. See “Item 3.A. Key Information—Selected Consolidated Financial Data—Exchange Rates”.

Exchange Rates

In 2015, the political instability, the downgrade of Brazil’s sovereign credit rating and the expectation for an interest rate rise by the Federal Reserve System contributed to a 47% depreciation of the Real against the U.S. dollar. In 2016, the Real appreciated 17% against the U.S. dollar, marking the first year that it has appreciated against the U.S. dollar since 2011, despite residual political instability and continuing signs that the Brazilian economy was shrinking. This was mostly due to improvements in the Brazilian political environment, following the impeachment of former president Dilma Rousseff and certain stabilizing measures proposed by former President Michel Temer as well as ongoing efforts by the government’s economic team to curb public spending and debt. In 2017, the Real depreciated 2% against the U.S. dollar, reflecting the continued political instability and diminished expectations of the pension reform despite a slight improvement in the Brazilian economic scenario. In 2018, the Real depreciated 17%, pressured mainly by the global instability, result of economic crises in developed countries, and the increase of interest rates by the Federal Reserve System. The domestic scenario, characterized by political instability due to the presidential elections and the slow progress of fiscal and pension reforms, also influenced the Real depreciation during the year. In 2019, the Real depreciated 4% against the U.S. dollar in a year marked by (i) worldwide trade tensions particularly between China and the United States, (ii) uncertainties relating to the Brazilian pension reform, and (iii) economic and political crisis in Argentina. Furthermore, the Real depreciation was also a consequence of interest rate cuts by the Central Bank.

On April 23, 2020, the exchange rate for Reais into U.S. dollars was R$5.447 to US$1.00, based on the commercial selling rate as reported by the Central Bank. From December 31, 2019 to April 23, 2020, the Real depreciated 35% against the U.S. dollar, mainly due to the low interest rate environment in Brazil and international market conditions, including the economic, political and other impacts of the ongoing COVID-19 pandemic.

The average Real/U.S. dollar of the monthly exchange rate in 2019 was R$3.945 per US$1.00 compared with R$3.654 per US$1.00 in 2018, a depreciation of 8%. The following table sets forth information on prevailing commercial foreign exchange selling rates for the periods indicated, as published by the Central Bank on its electronic information system, SISBACEN, using PTAX 800, Option 5.

It is not possible to predict future changes in the Real-U.S. dollar exchange rate and what impact the Brazilian macroeconomic scenario and the Brazilian government’s exchange rate policies may have on us.

	Exchange rates of nominal Reais per US$1.00
	High	Low	Average		Period-End
Year Ended
December 31, 2015	4.195	2.575	3.388	(1)	3.905
December 31, 2016	4.156	3.119	3.450	(1)	3.259
December 31, 2017	3.381	3.051	3.203	(1)	3.308
December 31, 2018	4.188	3.139	3.680	(1)	3.875
December 31, 2019	4.260	3.652	3.944	(1)	4.031
Month Ended
November 30, 2019	4.260	3.979	4.119	(2)	4.224
December 31, 2019	4.226	4.031	4.128	(2)	4.031
January 31, 2020	4.270	4.021	4.145	(2)	4.270
February 29. 2020	4.499	4.238	4.368	(2)	4.499
March 31, 2020	5.199	4.488	4.844	(2)	5.199
April 23, 2020	5.447	5.078	5.262	(2)	5.447

(1)	Average of the foreign exchange rates on the last day of each month in the period.
(2)	Average of the high and low foreign exchange rates for each month.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We have included information in these risk factors concerning Brazil based on information that is publicly available. Other risks that we do not presently know about or deem as immaterial could also cause adverse effects on our businesses, operations, financial condition and results of operations.

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

Prior to 1995, Petrobras held a constitutional monopoly for the production and importation of petroleum products in Brazil. Although this monopoly was removed from the Brazilian constitution, Petrobras effectively remains the main provider of LPG and oil-based fuels in Brazil. Currently, Ultragaz and all other LPG distributors in Brazil purchase all or nearly all LPG from Petrobras. Ultragaz’s net revenue from sales and services represented 8% of our consolidated net revenue from sales and services for the year ended December 31, 2019. The procedures for ordering and purchasing LPG from Petrobras are generally common to all LPG distributors—including Ultragaz. For more details, see “Item 4.B. Information on the Company—Business Overview—Distribution of Liquefied Petroleum Gas—Ultragaz—Supply of LPG”.

With respect to fuel distribution, Petrobras also supplied the majority of Ipiranga and other distributors’ oil-based fuel requirements in 2019. Petrobras’ supply to Ipiranga is governed by an annual contract, under which the supply volume is established based on the volume purchased in the previous year. Ipiranga’s net revenue from sales and services represented 84% of our consolidated net revenue from sales and services for the year ended December 31, 2019. For further information, see “Item 4.B. Information on the Company—Business Overview—Fuel Distribution—Ipiranga—Supply of fuels”.

The last significant interruption in the supply of oil derivatives by Petrobras to LPG and fuel distributors occurred during 1995 due to a 15-day strike by Petrobras employees. See “Item 4.B. Information on the Company—Business Overview—Distribution of Liquefied Petroleum Gas—Industry and Regulatory Overview” and “Item 4.B. Information on the Company—Business Overview—Fuel Distribution—Industry and Regulatory Overview”.

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

Petrobras is currently under investigation by the CVM, the Brazilian Federal Police and other Brazilian public authorities in connection with corruption allegations (so called Lava Jato investigations) consisting, among other things, of illegal payments made to officers, directors and other employees of Petrobras to influence commercial decisions. Petrobras was under investigation by the SEC and the US Department of Justice and announced a settlement of those investigations in September 2018. In addition, Petrobras was previously subject to a class action in the United States, which was also settled in 2018. As of December 31, 2019, as disclosed by Petrobras, it is currently party to a collective action commenced in the Netherlands, an arbitration proceeding in Argentina, and arbitration and judicial proceedings commenced in Brazil. In each case, the proceedings were brought by investors (or entities that allegedly represent investors’ interests) who purchased shares of Petrobras traded on the B3 or other securities issued by Petrobras outside of the United States, alleging damages caused by facts uncovered in the Lava Jato investigations. Such investigations and proceedings have had a destabilizing effect on Petrobras, and it is difficult to ascertain what further impact such matters will have on Petrobras’ supply of LPG and oil-based fuels to market players.

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

Our businesses may be materially and adversely affected by the outbreak of communicable diseases, such as the ongoing COVID-19 pandemic, or other epidemics or pandemics.

A novel strain of coronavirus, COVID-19, was first identified in China in December 2019 and became a global pandemic in March 2020. Our businesses may be materially and adversely affected by the ongoing COVID-19 pandemic or the outbreak of other communicable diseases, including epidemics and pandemics.

The COVID-19 pandemic has had, and continues to have, a material impact on businesses around the world, including ours, and the economic and political environments in which businesses operate. There are a number of factors associated with the ongoing COVID-19 pandemic and its impact on global economies that could have a material adverse effect on our business, financial condition, results of operations, cash flows, prospects and the market price of our securities.

We currently expect that the immediate financial impact will include (i) lower revenue as a result of a decrease in demand for certain of our products, principally reduced demand for fuel as a result of the restrictions imposed by states of Brazil on movement of people and the operation of businesses in many parts of Brazil (which has also prompted us to relax certain contractual clauses with Ipiranga’s resellers), (ii) lower revenue from the sale of LPG, and (iii) an increase in credit losses and delays in the receipt of payments from our trade debtors as a result of customers experiencing financial difficulty or insolvency and as a result of any efforts that we may make to renegotiate payment terms with our customers that are impacted by COVID-19 (including accepting certain payments in installments). These impacts have had a negative effect on our cash flow from operations and our working capital position, and we expect this impact to continue at least in the short-term. We currently expect that these factors will impact our profitability in 2020, and possibly beyond, but we cannot currently predict the magnitude of such impact. Furthermore, we cannot predict the extent to which COVID-19 will impact industrial manufacturing, and consequently cannot predict the extent of the impact on the sale of specialty chemicals in our Oxiteno business, among other impacts. Our financial risk assessments and impairment testing carried out as at December 31, 2019 in connection with the preparation of our financial statements for the year ended December 31, 2019 do not reflect the now global impacts of the ongoing COVID-19 pandemic.

The COVID-19 pandemic has caused disruption to our customers, suppliers, personnel and resellers in Brazil and in all of the other countries in which we operate. A number of countries, states or areas in which we operate have implemented policies in response to the COVID-19 pandemic, including declaring states of emergency, implementing severe restrictions on the movement and activities of people and/or implementing restrictions on the operations of certain businesses. These restrictions are determined by the central or local governments of individual jurisdictions (including through the implementation of emergency powers) and impacts (including the timing of implementation and any subsequent lifting of restrictions) may vary from jurisdiction to jurisdiction. Restrictions on the movement of people and on business operations have a significant impact on economic activity in the relevant countries, states or areas and could adversely affect our operational capacity or productivity, could disrupt transportation networks and supply and distribution chains causing disruptions in our businesses operations, and could significantly reduce customer demand or result in unfavorable changes in consumer behavior. In addition, governmental and regulatory actions and support measures taken in response to the COVID-19 outbreak may impose restrictions or obligations on our businesses and may limit management’s flexibility in managing our business.

Pursuant to Federal Decree No. 10,282/20, which was issued in the context of Federal Law No. 13,979/20, the activities of the subsidiaries of Ultrapar are considered essential during the ongoing COVID-19 pandemic. As a result, as of the date of this annual report, our subsidiaries have continued to operate and have ensured a continuous supply of their products and services to their clients. However, we cannot assure that the Federal Government will continue to consider the activities of our subsidiaries as essential, nor that they will not be impacted by external factors, such as the limitation of access by our subsidiaries to operational inputs, clients, and financial resources.

In addition, the COVID-19 pandemic has affected business and economic sentiment, causing significant volatility in global markets and affecting the outlook of the economy of Brazil and of the other countries in which we operate. Such affects include significant volatility in the price of crude oil, the price of LPG and the price of other commodities, as well as significant volatility in foreign exchange rates, borrowing costs and the availability of credit. A continuation or worsening of the levels of market disruption and volatility seen in the recent past could have an adverse effect on our ability to access funding and on our ability to negotiate and agree any amendments that may be required in the future to the terms of our existing indebtedness, such as the financial covenants that are included in certain of our debt financings. The COVID-19 pandemic has led to a weakening in gross domestic product countries around the world, including in the countries in which we operate, and the probability of a more adverse economic scenario for at least the short term is substantially higher than the outlook that existed as at December 31, 2019.

As noted above, oil prices declined sharply, as a result of a significant and rapid decrease in demand for fuels caused by the ongoing COVID-19 pandemic. Brent crude oil prices dropped 57% from US$50 per barrel in the end of February to US$21 per barrel in the end of March 2020, thus reducing prices of gasoline and diesel worldwide. Gasoline and diesel sales prices in Brazil are directly influenced by international prices and, as such, during the first quarter of 2020 prices of diesel decreased 31% and prices of gasoline decreased 43% in Brazil. However, Petrobras’ average refinery price of diesel in March 2020 was US$342 per cubic meter compared with the average international price of US$310 per cubic meter. If our competitors have the ability to access imported diesel and gasoline at a lower cost than our average cost, our competitiveness may be impacted and, consequently, this could adversely affect our results of operations.

It remains unclear how the COVID-19 pandemic will evolve through 2020 and beyond and there is significant uncertainty relating to the extent of the impact of the COVID-19 pandemic on our businesses and the global economy in general. The local, national and international response to the COVID-19 pandemic continues to be quickly developing, fluid and uncertain and we cannot predict the range of additional governmental policies that may be pursued to combat the COVID-19 pandemic or its effects, or the impact that such governmental policies may have on our business and operations. In addition, we cannot predict the potential severity of the economic downturn or recession and we cannot predict the post-crisis recovery environment which, from a commercial, economic, political, regulatory and risk perspective, could be significantly different to past crises and could persist for a prolonged period.

It is also unclear the extent to which our financial statements for periods after December 31, 2019 may be affected by the business, operational and financial impacts of the COVID-19 pandemic. Certain of our financial risk assessments and our impairment tests, in connection with the preparation of our financial statements, may be impacted by the COVID-19 pandemic, which may adversely impact our financial position. The following areas may be particularly affected, among others: accounts receivable deriving from possible increase in delinquency rates by our trade debtors, possible reduction in recognized amounts of deferred tax assets at Oxiteno and at Extrafarma as future profits may decrease and the possible reduction of the goodwill value at Extrafarma in light of lower forecasts of business profitability, any or all of which may potentially result in impairment charges. For instance, as a result of the restrictions imposed by states of Brazil on movement of people and the operation of businesses in many parts in the country, our Ipiranga segment has experienced a decrease in demand for fuel since these restrictions began. In addition, the increased volatility in financial markets may impact our financial results where a fair value approach is required.

Intense competition is generally inherent to distribution markets, including the LPG, the fuel distribution and the retail pharmacy markets and may affect our operating margins.

The Brazilian LPG market is very competitive in all segments—residential, commercial and industrial. Petrobras, our supplier of LPG, and other major companies participate in the Brazilian LPG distribution market. Intense competition in the LPG distribution market could lead to lower sales volumes and increased marketing expenses, which may have a material adverse effect on our operating margins. See “Item 4.B. Information on the Company—Business Overview—Distribution of Liquefied Petroleum Gas—Industry and Regulatory Overview—The role of Petrobras” and “Item 4.B. Information on the Company—Business Overview— Distribution of Liquefied Petroleum Gas — Ultragaz — Competition”.

The Brazilian fuel distribution market is highly competitive in both retail and wholesale segments. Petrobras, our supplier of oil-derivative products, and other major companies with significant resources participate in the Brazilian fuel distribution market. Furthermore, small, local and regional distributors, as well as some important international players have increased their market share in recent years. Intense competition in the fuel distribution market could lead to lower sales volumes and increased marketing expenses, which may have a material adverse effect on our operating margins. See “Item 4.B. Information on the Company—Business Overview—Fuel Distribution—Industry and Regulatory Overview—The role of Petrobras” and “Item 4.B. Information on the Company—Business Overview—Fuel Distribution—Ipiranga—Competition”.

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

LPG competes with alternative sources of energy, such as natural gas, wood, diesel, fuel oil and electricity. Natural gas is currently the principal source of energy that we compete with. Currently, natural gas is less expensive than LPG for large industrial consumers, but more expensive for most of residential consumers. Changes in relative prices or the development of alternative sources of energy in the future may adversely affect the LPG market and consequently our business, financial results and results of operations. Oil-based fuels also compete with alternative sources of energy, such as electricity. See “Item 4.B. Information on the Company—Business Overview—Distribution of Liquefied Petroleum Gas—Ultragaz—Competition”.

Ethylene, one of the principal raw materials used in our petrochemical operations, comes from limited supply sources. Any reduction in the supply of ethylene would have an immediate impact on Oxiteno’s production and results of operations.

All second-generation petrochemical producers in Brazil that use ethylene as their key raw material, including Oxiteno, purchase ethylene from Brazilian suppliers. Approximately 3% of our net revenue from sales and services were derived from the sale of chemical products manufactured in Brazil that require ethylene in 2019. Oxiteno purchases ethylene from two of Brazil’s three naphtha cracker units, which are the sole sources of ethylene in Brazil. Pursuant to long-term contracts, Braskem is the sole supplier of all ethylene required at our plants located in Camaçari and Mauá. For more detailed information about these contracts see “Item 4.B. Information on the Company—Business Overview—Petrochemicals and Chemicals—Oxiteno—Raw materials” and “Item 5.F. Operating and Financial Review and Prospects—Tabular Disclosure of Contractual Obligations”. Given its characteristics, ethylene is difficult and expensive to store and transport, and cannot be easily imported to Brazil. Therefore, Oxiteno is almost totally dependent on ethylene produced by Braskem. For the year ended December 31, 2019, Brazil’s ethylene imports totaled 21 tons, representing less than 0.01% of Brazil’s installed capacity.

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

In addition, members of the Brazilian federal government and of the legislative branch, as well as former senior officers of Petrobras, have faced allegations of political corruption from the ongoing Lava Jato and other investigations. These government officials and senior officers allegedly accepted bribes by means of kickbacks on contracts granted by Petrobras to several infrastructure, oil and gas and construction companies, including Odebrecht S.A., Braskem’s controlling shareholder. We cannot currently predict how the investigations and any future decisions and actions by authorities in relation to Braskem’s shareholders may impact Braskem or, consequently, Oxiteno’s supply of ethylene.

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

In respect of Oxiteno’s competition in the international market, since 2018, Oxiteno has operated an industrial facility in Pasadena, Texas, of ethylene oxide derivatives and purchases the raw material from local producers located in the Mexican Gulf, with ethylene oxide price referenced at the cost of natural gas in North America.

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

Final prices paid by importers of petrochemical products include import tariffs. Consequently, import tariffs imposed by the Brazilian government affect the prices we can charge for our products. The Brazilian government’s negotiation of commercial and other intergovernmental agreements may result in reductions in the Brazilian import tariffs on petrochemical products, which range between 0% and 20% (mainly concentrated between 2% and 14%) and may reduce the competitiveness of Oxiteno’s products vis-à-vis imported petrochemical products. Additionally, Oxiteno’s competitiveness may also be reduced in case of higher import tariffs imposed by countries to which the company exports its products. Furthermore, governmental responses to periods of increased political and economic global uncertainty can increase the extent to which sudden and unpredictable changes may occur in trade policy and tariffs. Any of the factors described above could have a materially adverse effect on our business, results of operations, cash flows or financial condition.

Regulatory, political, economic and social conditions in the countries where we have operations or projects could adversely impact our businesses and the market price of our securities.

Our financial and operational performance may be negatively affected by regulatory, political, economic and social conditions in countries where we have operations or projects. In some of these jurisdictions, we are exposed to various risks such as potential renegotiation, nullification or forced modification of existing contracts, expropriation or nationalization of property, foreign exchange controls, changes in local laws, regulations and policies, trade controls and tariffs, global trade uncertainties and political instability. We also face the risk of having to submit to the jurisdiction of a foreign court or arbitration panel or having to enforce a judgment against a sovereign nation within its own territory. Furthermore, we operate in labor-intensive industries that are subject to the effects of instabilities in the labor market, including strikes, work stoppages, protests and changes in employment regulations, increases in wages and the conditions of collective bargaining agreements that, individually or in the aggregate, could have a material adverse effect on our results. The industries in which we operate have experienced these types of instabilities in the past and we cannot assure that these instabilities will not occur again.

Actual or potential political or social changes and changes in economic policy may undermine investor confidence, which may hamper investment and thereby reduce economic growth, and otherwise may adversely affect the economic and other conditions under which we operate in ways that could have a materially negative effect on our businesses.

We are also exposed to risks relating to the ongoing COVID-19 pandemic and the regulatory, political, economic and social impacts of that outbreak. See “—Our businesses may be materially and adversely affected by the outbreak of communicable diseases, such as the ongoing COVID-19 pandemic, or other epidemics or pandemics”.

Our businesses would be materially adversely affected if operations at our transportation and distribution facilities experienced significant interruptions.

The distribution of LPG, fuels, petrochemicals and pharmaceutical products are subject to inherent risks, including interruptions or disturbances in the distribution system which may be caused by accidents or force majeure events, including the ongoing COVID-19 pandemic. Our operations are dependent upon the uninterrupted operation of our terminals, storage and distribution facilities and various means of transportation. We are also dependent upon the uninterrupted operation of certain facilities owned or operated by our suppliers. Operations at our facilities and at the facilities owned or operated by our suppliers could be partially or completely shut down, temporarily or permanently, as the result of any number of circumstances that are not within our control, such as:

•	catastrophic events, including hurricanes and floods;

•

epidemics and pandemics, such as the ongoing COVID-19 pandemic (see “—Our business may be materially and adversely affected by the outbreak of communicable diseases, such as the ongoing COVID-19 pandemic, or other epidemics or pandemics”);

•	environmental matters (including environmental licensing processes or environmental incidents, contamination, and others);

•	labor difficulties (including work stoppages, strikes and other events); and

•	disruptions in our means of transportation, affecting the supply of our products.

Any significant interruption at these facilities or inability to transport products to or from these facilities or to our customers for any reason could subject us to liability in judicial, administrative or other proceedings, including for disruptions caused by events outside of our control, which could materially affect our businesses and results.

For example, on May 21, 2018, Brazilian truck drivers announced a nationwide strike, which lasted 10 days, demanding a reduction in taxes imposed on diesel and an amendment to the fuel pricing methodology adopted by Petrobras. The nationwide strike also involved the blockage of some of our facilities, obstruction of highways and other public roadways all over the country which have affected the delivery of various types of cargos and prevented us from carrying out our activities and operations in a normal manner. Amongst the impacts caused by the nationwide strike, the ANP issued a series of exceptional measures to remain in effect while the strike was ongoing to avoid fuel shortages. The Brazilian Federal Government also announced the implementation of measures to meet the demands made by the truck drivers to end the nationwide strike. Our results for 2018 were negatively impacted by the truck drivers’ strike, mainly due to losses of sales volume during the period of the strike in Ipiranga, Oxiteno, Ultragaz and Extrafarma and inventory losses at Ipiranga due to the reduction of R$0.46 on the price of diesel. At Ipiranga, blockades at the distribution terminals during the strike prevented delivery of products. At Oxiteno, the strike caused a temporary stoppage at four production units due to impossibility of delivering products. At Ultragaz, difficulties of product delivery centered round the bulk segment. At Extrafarma, there were logistical problems in receiving and distributing products.

We may be adversely affected by changes to specific laws and regulations in our operating sectors.

We are subject to extensive federal, state and local legislation and regulation by government agencies and sector associations in the industries we operate. Rules related to quality of products, days of product storage, staff working hours, among others, may become more stringent or be amended overtime, and require new investments or the increase in expenses to adequate our operations. Changes in specific laws and regulations in the sectors we operate may adversely affect the conditions under which we operate in ways that could have a materially negative effect on our businesses and our results.

For example, as a consequence of the nationwide truck drivers’ strike, the ANP issued a series of exceptional measures to remain in effect while the strike was ongoing to avoid fuel shortages. The Brazilian Federal Government also announced the implementation of measures to meet the demands made by the truck drivers to end the nationwide strike.

The nationwide strike and the measures adopted in response had a direct impact to our businesses and results. Further strikes and any additional measures to be implemented by the Brazilian Federal Government and regulatory agencies in response may also affect our operations and further adversely impact our results.

We may be adversely affected by the imposition and enforcement of more stringent environmental laws and regulations.

We are subject to extensive federal and state legislation and regulation by government agencies responsible for the implementation of environmental and health laws and policies in Brazil, Mexico, the Unites States and Uruguay. Companies like ours are required to obtain licenses for their manufacturing facilities from environmental authorities who may also regulate their operations by prescribing specific environmental standards in their operating licenses. Environmental regulations apply particularly to the discharge, handling and disposal of gaseous, liquid and solid products and by-products from manufacturing activities.

Changes in these laws and regulations, or changes in their enforcement, could adversely affect us by increasing our cost of compliance or operations. In addition, new laws or additional regulations, or more stringent interpretations of existing laws and regulations, could require us to spend additional funds on related matters in order to stay in compliance, thus increasing our costs and having an adverse effect on our results. See “Item 4.B. Information on the Company—Business Overview—Distribution of Liquefied Petroleum Gas—Industry and Regulatory Overview—Environmental, health and safety standards”, “Item 4.B. Information on the Company—Business Overview—Fuel Distribution—Industry and Regulatory Overview—Environmental, health and safety standards” and “Item 4.B. Information on the Company—Business Overview—Petrochemicals and Chemicals—Industry and Regulatory Overview—Environmental, health and safety standards”.

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

For example, on April 2, 2015, part of the storage facilities operated by Ultracargo in Santos, in the State of São Paulo, endured a nine-day fire surrounding six ethanol and gasoline tanks. There were no casualties in this accident and, following an investigation by the Civil and Federal Police into the accident and its impact on the region, the cause of the accident was determined to be inconclusive. See “Item 4.A. Information on the Company—History and Development of the Company—Ultracargo – Fire at storage facilities in Santos”.

Our level of indebtedness may require us to use a significant portion of our cash flow to service such indebtedness.

As of December 31, 2019, our consolidated gross debt (consisting of loans and hedging instruments and debentures recorded as current and non-current liabilities) totaled R$14,392.7 million (US$3,570.8 million), our consolidated net debt (consisting of loans and hedging instruments and debentures recorded as current and non-current liabilities, net of cash and cash equivalents and financial investments and hedging instruments) was R$8,680.6 million (US$2,153.6 million) and our cash flow generated from operating activities was R$2,924.9 million (US$725.6 million). See “Selected Consolidated Financial Data”. The level and composition of our indebtedness could have significant consequences for us, including requiring a portion of our cash flow from operations to be committed to the payment of principal and interest on our indebtedness, thereby reducing our available cash to finance our working capital and investments.

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

Currently, we are entitled to federal tax benefits providing for income tax reduction for our activities in the Northeast region of Brazil, subject to certain conditions. Conversely, if the corresponding tax authorities understand that we have not complied with any of the tax benefit requirements or if the current tax programs from which we benefit are modified, suspended, cancelled, not renewed or renewed under terms that are substantially less favorable than expected, we may become liable for the payment of related taxes at the full tax rates and our results of operations may be adversely affected. Income tax exemptions amounted to R$43.2 million, R$107.7 million and R$48.6 million, for the years ended December 31, 2019, 2018 and 2017, respectively. See “Item 4.B. Information on the Company—Business Overview—Distribution of Liquefied Petroleum Gas—Ultragaz—Income tax exemption status”, “Item 4.B. Information on the Company—Business Overview—Petrochemicals and Chemicals—Oxiteno—Income tax exemption status” and “Item 4.B. Information on the Company—Business Overview—Storage services for liquid bulk —Ultracargo—Income tax exemption status”.

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

In addition, Ultrapar is subject to risks relating to acquisitions that it enters into from time to time. Such risks include that the approval of such transactions may ultimately be refused by the relevant regulatory bodies, including CADE. See “Item 8.A. Financial Information Consolidated Statements and Other Financial Information—Legal Proceedings”.

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

Although there is no controlling shareholder of Ultrapar, our founding family and part of our senior management, through their ownership interest in Ultra S.A., beneficially own 20% of our outstanding common stock. Ultra S.A., together with Parth, another branch of the Igel family, entered into a shareholders’ agreement on May 2, 2018. Such agreement binds a total of shares representing 29% of the Company’s capital stock. See “Item 4.A. Information on the Company—History and Development of the Company” and “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders’ Agreements”. Accordingly, these shareholders, acting together through Ultra S.A. and Parth, may exercise significant influence over all matters requiring shareholder approval, including the election of our directors.

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

As of December 31, 2019, the Company recorded an impairment charge in the amount of R$593 million related to the goodwill from the acquisition of Extrafarma, with no impact in cash. The impairment of this goodwill in our statement of financial position reflects lower than expected results compared to the original plan. See notes 2.u and 15 of our consolidated financial statements.

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

We are committed to conduct our businesses in a legal and ethical manner in compliance with the local and international statutory requirements and standards applicable to our activities. However, our governance and compliance processes, which include reviewing internal controls over financial reporting, may not prevent future violations of applicable legal, regulatory (including anti-corruption, antitrust and ethics and conflicts of interest laws and regulations), accounting or governance standards. Although we have implemented what we understand to be a robust compliance and anti-corruption program to detect and prevent violations of applicable anti-corruption, antitrust and conflicts of interest laws, we may be subject to breaches of our Code of Ethics, anti-corruption policies and business conduct protocols, and to instances of fraudulent behavior, corrupt, anticompetitive and unethical practices and dishonesty by our employees, contractors or other agents. In the recent past, anticompetitive practices have been one of the main problems affecting fuels and LPG distributors in Brazil, including Ipiranga and Ultragaz. There are allegations of cartels involved in price fixing in the fuel distribution and LPG sectors, and CADE has been targeting players of these sectors in different regions of Brazil. CADE has recently been actively investigating these sectors and the outcome of the ongoing investigations, administrative proceedings and lawsuits could have a material adverse effect on Ipiranga and Ultragaz. Our failure to comply with applicable laws and other standards could subject us to, among others, litigation, investigations, expenses, fines, loss of operating licenses and reputational harm.

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

The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes substantial changes in policy and regulations. The Brazilian government’s actions to control inflation and affect other policies and regulations have involved price and wage controls, currency devaluations, capital controls, strong fiscal adjustments and limits on imports, among other measures. Our businesses, financial condition and results of operations may be adversely affected by changes in policy or regulations involving or affecting tariffs, exchange controls and other matters, as well as factors such as:

•	currency fluctuations;

•	inflation;

•	interest rates;

•	exchange rate policies;

•	liquidity available in the domestic capital, credit and financial markets;

•	oil and gas sector regulations, including price policies;

•	petrochemical and chemical sectors regulations;

•	retail pharmacy business regulations;

•	the impact of epidemics and pandemics, such as the ongoing COVID-19 pandemic;

•	price instability;

•	social and political instability;

•	energy and water shortages and rationing;

•	liquidity of domestic capital and lending markets;

•	fiscal policy; and

•	other political, economic, social, trade and diplomatic developments in or affecting Brazil.

Uncertainty over whether the Brazilian government may implement changes in policy or regulation affecting these or other factors in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and securities issued abroad by Brazilian issuers, as well as heightened volatility in the Brazilian Real. These and other future developments in the Brazilian economy or government policies may adversely affect us and our businesses as well as our results of operations and may adversely affect the trading price of our ADSs and shares. Furthermore, the Brazilian government may enact new regulations that may adversely affect our businesses and us.

Political instability in Brazil has been growing in recent years and can adversely affect the economy. Brazilian president Dilma Rousseff was reelected for a second four-year term in October 2014, which began in January 2015. Following the reelection, wide scale protests throughout Brazil called for the impeachment of Dilma Rousseff. On April 17, 2016, Brazil’s lower house of Congress voted in favor of sending an impeachment motion against Mrs. Rousseff to the Brazilian Senate. In May 2016, the Brazilian Senate voted to approve the commencement of an impeachment trial, which was concluded on August 31, 2016 with approval by the Senate of the impeachment of Mrs. Rousseff. As a result, Michel Temer, the former Vice-President, assumed the presidency of Brazil following Rousseff’s ouster. In January 2019, Mr. Jair Messias Bolsonaro, a former member of the lower house of Congress, took office as president for a 4-year term, from 2019 to 2022. We have no control over and cannot predict what policies or actions the Brazilian government may take. Since February 2020, Mr. Bolsonaro has been critized for his handling of the Brazilian response to the ongoing COVID-19 pandemic, which led to protests against Mr. Bolsonaro in several cities and an impeachment request being submitted to Congress. Any of these factors may have an adverse impact on the Brazilian economy, our business, financial condition, results of operations and the market price of our ADSs and shares.

Brazilian markets experienced heightened volatility due to the uncertainties derived from the ongoing Lava Jato investigation. The potential outcomes from Lava Jato and other similar corruption investigations, being conducted by Law Courts in Paraná and other states, and the Office of the Brazilian Federal Prosecutor, could continue to adversely affect the Brazilian economy and political landscape, our businesses, financial condition, results of operations and the market price of our ADSs and shares. The Brazilian government may be subject to internal pressure to change its current macroeconomic policies in order to achieve higher rates of economic growth. Despite the lowest interest rates in Brazilian monetary history, the Brazilian government may, in the future, be pressured to increase them, thereby restricting the availability of credit and reducing economic growth.

Brazil’s federal budget has been in deficit since 2014. Similarly, the governments of Brazil’s constituent states are also facing fiscal concerns due to their high debt burdens, declining revenues and inflexible expenditures. The Brazilian Congress has approved a ceiling on government spending that limits primary public expenditure growth to the prior year’s inflation for a period of at least 10 years. In 2019, Congress approved the reform of Brazil’s pension system, which is expected to contribute towards complying with the spending limit. However, discussions in the Brazilian Congress relating to a tax reform remain ongoing as of the date of this annual report. In addition, governmental responses to the ongoing COVID-19 pandemic may have significant effect on the fiscal position in Brazil, including reduced tax revenue and increased governmental spending to combat COVID-19 and its impacts. The Brazilian Congress has approved a legislative decree that recognizes the state of public calamity in Brazil due to the COVID-19 pandemic and such state of calamity is currently effective until December 31, 2020. Due to the state of public calamity, the government is not required to meet the fiscal primary balance target for 2020. In addition, a constitutional amendment is currently under consideration by the Brazilian Senate to allow for the separation of expenses incurred to combat COVID-19 from the budget of the Federal Government, creating an extraordinary regime to allow the increase in public expenditures during the ongoing COVID-19 pandemic without the constitutional barriers that currently restrict federal spending. The proposed constitutional amendment exempts the Federal Government from the so-called fiscal “golden rule” of balancing the budget through the end of 2020 and proposals under consideration may also include significant financial support to the budgets of states and municipalities, further increasing government spending, which is expected to further increase the fiscal deficit in Brazil.

Diminished confidence in the Brazilian government’s budgetary condition and fiscal stance could result in downgrades of Brazil’s sovereign debt by credit rating agencies, negatively impact Brazil’s economy, lead to further depreciation of the Real and an increase in inflation and interest rates. In addition, negative ratings actions could be taken by rating agencies as a result of economic and political uncertainties or other factors in connection with the COVID-19 pandemic (see “—Risks Relating to Ultrapar and Its Industries— Our businesses may be materially and adversely affected by the outbreak of communicable diseases, such as the ongoing COVID-19 pandemic, or other epidemics or pandemics”, and other risk factors included herein). The occurrence of any of these factors could adversely affect our businesses, results of operations and financial condition.

We cannot predict which policies will be adopted by the Brazilian government. Moreover, in the past, the Brazilian economy has been affected by the country’s political events, which have also affected the confidence of investors and the public in general, thereby adversely affecting the performance of the Brazilian economy. Furthermore, any indecisiveness by the Brazilian government in implementing changes to certain policies or regulations may contribute to economic uncertainty in Brazil and heightened volatility for the Brazilian securities markets and securities issued abroad by Brazilian companies. We are not able to fully estimate the impact of global and Brazilian political and macroeconomic developments on our businesses. In addition, there is substantial uncertainty regarding future economic policies and we cannot predict which policies will be adopted by the Brazilian government and whether these policies will negatively affect the economy or our businesses or financial performance. Recent economic and political instability has led to a negative perception of the Brazilian economy and higher volatility in the Brazilian securities markets, which also may adversely affect our securities and us. Any continued economic instability and political uncertainty which results in reduced availability of credit and reduced economic growth may materially and adversely affect our businesses.

Inflation and certain governmental measures to curb inflation may contribute significantly to economic uncertainty in Brazil and could harm our businesses and the market value of the ADSs and our shares.

In the past, Brazil has experienced extremely high rates of inflation. Inflation and some of the Brazilian government’s measures taken in an attempt to curb inflation have had significant negative effects on the Brazilian economy. Since the introduction of the Real in 1994, Brazil’s inflation rate has been substantially lower than that in previous periods. However, during the recent past, the economy has experienced increasing inflation rates and actions taken in an effort to curb inflation, coupled with speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. According to the Índice Geral de Preços-Mercado, or IGP-M, an inflation index, the Brazilian general price inflation rates were 7.3% in 2019, 7.5% in 2018, -0.5% in 2017, 7.2% in 2016 and 10.5% in 2015. According to the Índice Nacional de Preços ao Consumidor Amplo, or IPCA, an inflation index to which Brazilian government’s inflation targets are linked, inflation in Brazil was 4.3% in 2019, 3.7% in 2018, 2.9% in 2017, 6.3% in 2016 and 10.7% in 2015. Brazil may experience high levels of inflation in the future. Our operating expenses are substantially in Reais and tend to increase with Brazilian inflation. Inflationary pressures may also hinder our ability to access foreign financial markets or may lead to further government intervention in the economy, including the introduction of government policies that could harm our businesses or adversely affect the market value of our shares and, as a result, our ADSs.

Exchange rate instability may adversely affect our financial condition, results of operations and the market price of the ADSs and our shares.

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

In 2015, the political instability, the downgrade of Brazil’s sovereign credit rating and the expectation for an interest rate rise by the Federal Reserve System contributed to a 47% depreciation of the Real against the U.S. dollar. In 2016, the Real appreciated 17% against the U.S. dollar, marking the first year that it has appreciated against the U.S. dollar since 2011, despite residual political instability and continuing signs of shrinking of the Brazilian economy. This was due mostly to improvements in the Brazilian political environment, following the impeachment of former president Dilma Rouseff and certain stabilizing measures proposed by current President Michel Temer as well as ongoing efforts by the government’s economic team to curb public spending and debt. In 2017, the Real depreciated 2% against the U.S. dollar reflecting the continued political instability and deterioration of the expectation of the pension reform approval, despite the slight improvement in the Brazilian macroeconomic scenario. In 2018, the Real depreciated 17%, pressured mainly by the global instability, result of economic crises in developed countries and the increase of interest rates by the Federal Reserve System in the United States. The domestic scenario, characterized by political instability due to the presidential election and the slow progress of fiscal and pension reforms, also influenced the Real depreciation during the year. In 2019, the Brazilian Central Bank reduced the interest rate to boost economic momentum after indications of low inflation. The reduction in interest rates, along with geopolitical instability – mainly the commercial conflict between the United States and China, led to pressures on the Real exchange rate in 2019. Despite the pension reform approval by the Brazilian Congress and other events that caused periods of appreciation during the year, the Real depreciated 4% against the U.S. dollar in 2019. From December 31, 2019 to April 23, 2020, the Real depreciated 35% against the U.S. dollar, mainly due to the low interest rate environment in Brazil and international market conditions, including the economic, political and other impacts of the ongoing COVID-19 pandemic. See “Item 3.A. Key Information—Selected Consolidated Financial Data—Exchange Rates”.

There are no guarantees that the exchange rate between the Real and the U.S. dollar will stabilize at current levels, and the Real and the U.S. dollar exchange rate may be adversely impacted by the economic and fiscal scenario caused by the ongoing COVID-19 pandemic and governmental responses to this. Although we have contracted hedging instruments with respect to our existing U.S. dollar debt obligations, in order to reduce our exposure to fluctuations in the dollar/Real exchange rate, we cannot guarantee that such instruments will be adequate to protect us fully against further devaluation of the Real, and we could in the future experience monetary losses as a result. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk” for information about our foreign exchange risk hedging policy.

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

Although a large part of our sales is denominated in Reais, prices and certain costs in the chemical business (including but not limited to ethylene and palm kernel oil, purchased by our subsidiary Oxiteno) are benchmarked to prices prevailing in the international markets. Therefore, we are exposed to foreign exchange rate risks that could materially adversely affect our business, financial condition and results of operations as well as our capacity to service our debt. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

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

In 2017, 2018 and 2019, the Brazilian market remained volatile due to, among other factors, uncertainties about the political, commercial and trading relationships between the United States and China, the increasing risk aversion to emerging market countries, and the uncertainties regarding Brazilian macroeconomic and political conditions. These uncertainties adversely affected us and the market value of our securities. In addition, we continue to be exposed to disruptions and volatility in the global financial markets because of their effects on the financial and economic environment, particularly in Brazil, such as a slowdown in the economy, an increase in the unemployment rate, a decrease in the purchasing power of consumers and the lack of credit availability. In addition, since the start of 2020, the ongoing COVID-19 pandemic has resulted in significant financial market volatility and uncertainty around the globe, which volatility significantly increased in March and April 2020. See “ —Our businesses may be materially and adversely affected by the outbreak of communicable diseases, such as the ongoing COVID-19 pandemic, or other epidemics or pandemics”.

Disruption or volatility in the global financial markets could further increase negative effects on the financial and economic environment in Brazil, which could have a material adverse effect on our businesses, results of operations and financial condition.

Our businesses, financial condition and results of operations may be materially and adversely affected by a general economic downturn and by instability and volatility in the financial markets.

The turmoil of the global financial markets and the scarcity of credit in 2008 and 2009, and to a lesser extent, the European crisis deteriorated in 2011, led to lack of consumer confidence, increased market volatility and widespread reduction of business activity. An economic downturn could materially and adversely affect the liquidity, businesses and/or financial conditions of our customers, which could in turn result not only in decreased demand for our products, but also increased delinquencies in our accounts receivable. Furthermore, an eventual new global financial crisis could have a negative impact on our cost of borrowing and on our ability to obtain future borrowings. The disruptions in the financial markets could also lead to a reduction in available trade credit due to counterparties’ liquidity concerns. If we experience a decrease in demand for our products or an increase in delinquencies in our accounts receivable, or if we are unable to obtain borrowings our businesses, financial condition and results of operations could be materially adversely affected.

The rapid escalation of COVID-19 pandemic across the world since the beginning of 2020 has had, and will continue to have, a number of negative impacts on our businesses, financial condition and results of operations. See “—Our businesses may be materially and adversely affected by the outbreak of communicable diseases, such as the ongoing COVID-19 pandemic, or other epidemics or pandemics”.

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

The ADSs benefit from the depositary’s certificate of foreign capital registration, which permits the depositary to convert dividends and other distributions with respect to the shares into foreign currency and remit the proceeds abroad. In order to surrender ADSs for the purpose of withdrawing the shares represented thereby, investors are required to comply with National Monetary Council (“CMN”) Resolution 4,373 of September 29, 2014 (“CMN Resolution 4,373”), which requires, among other things, that investors appoint a legal representative in Brazil. If the investors fail to comply with CMN Resolution 4,373, or the legal representative appointed by the investors fail to comply with CMN Resolution 4,373 or to take action when required to do so, it could affect the investors’ ability to receive dividends or distributions relating to our shares or the return of their capital in a timely manner. Investors that are registered as CMN Resolution 4,373 investors may buy and sell their shares on the Brazilian stock exchanges without obtaining separate certificates of registration. If investors do not qualify under CMN Resolution 4,373, they will generally be subject to less favorable tax treatment on distributions with respect to the shares. The depositary’s certificate of registration or any certificate of foreign capital registration obtained by the investor may be affected by future legislative or regulatory changes, and additional Brazilian law restrictions applicable to their investment in the ADSs may be imposed in the future. For a more complete description of Brazilian tax regulations, see “Item 10.E. Additional Information—Taxation—Brazilian Tax Consequences”.

Controls and restrictions on the remittance of foreign currency could negatively affect your ability to convert and remit dividends, distributions or the proceeds from the sale of our shares, Ultrapar’s capacity to make dividend payments to non-Brazilian investors and the market price of our shares and ADSs.

Brazilian law provides that, whenever there is a serious imbalance in the Brazilian balance of payments or reasons for believing that there will be a serious imbalance in the future, the Brazilian government can impose temporary restrictions on remittances of proceeds from investments to foreign investors, including ADS holders and holders of Ultrapar shares that reside outside Brazil. The probability that the Brazilian government might impose such restrictions is related to the level of the country’s foreign currency reserves, the availability of currency in the foreign exchange markets on the date a payment is due, the amount of the Brazilian debt servicing requirement in relation to the economy as a whole, and the Brazilian policy towards the International Monetary Fund, among other factors. We are unable to give assurances that the Central Bank will not modify its policies or that the Brazilian government will not introduce restrictions or cause delays in payments by Brazilian entities of dividends relating to securities issued in the overseas capital markets. Such restrictions or delays could negatively affect your ability to convert and remit dividends, distributions or the proceeds from the sale of our shares, Ultrapar’s capacity to make dividend payments to non-Brazilian investors and the market price of our shares and the ADSs.

Changes in Brazilian tax laws may have an adverse impact on the taxes applicable to a disposition of our ADSs.

According to Law No. 10,833, enacted on December 29, 2003, the disposition of assets located in Brazil by a non-resident to either a Brazilian resident or a non-resident is subject to taxation in Brazil, regardless of whether the disposal occurs outside or within Brazil. In the event that the disposal of assets is interpreted to include a disposal of our ADSs, this tax law could result in the imposition of the withholding income tax on a disposal of our ADSs between non-residents of Brazil. See “Item 10.E. Additional Information—Taxation—Brazilian Tax Consequences—Taxation of Gains”.

Substantial sales of our shares or our ADSs could cause the price of our shares or our ADSs to decrease.

Shareholders of Ultra S.A. and Parth, which own 29% of our outstanding shares, have the right to exchange their shares of Ultra S.A. and Parth for shares of Ultrapar and freely trade them in the market as more fully described under “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders’ Agreements”. Other shareholders, who may freely sell their respective shares, hold a substantial portion of our remaining shares. A sale of a significant number of shares could negatively affect the market value of the shares and ADSs. The market price of our shares and the ADSs could drop significantly if the holders of shares or the ADSs sell them or the market perceives that they intend to sell them.

There may be adverse U.S. federal income tax consequences to U.S. Holders if we are or become a PFIC under the Code.

If we were characterized as a PFIC, in any year during which a U.S. Holder holds our shares or ADSs, certain adverse U.S. federal tax income consequences could apply to that person. Based on the manner in which we currently operate our businesses, the projected composition of our income and valuation of our assets, and the current interpretation of the PFIC rules, including the Commodity Exception, we do not believe that we were a PFIC in 2019 and we do not expect to be a PFIC in the foreseeable future. However, because PFIC classification is a factual determination made annually and is subject to change and differing interpretations, there can be no assurance that we will not be considered a PFIC for the current taxable year or any subsequent taxable year. U.S. Holders should carefully read “Item 10.E. Additional Information — Taxation — U.S. Federal Income Tax Considerations” for a description of the PFIC rules and consult their tax advisors regarding the likelihood and consequences of us being treated as a PFIC for U.S. federal income tax purposes.

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

Ultrapar is a Brazilian company with more than 80 years of history, with leading positions in the markets in which it operates: the Oil & Gas value chain, through Ipiranga, Ultragaz and Ultracargo, specialty chemicals through Oxiteno and retail pharmacy with Extrafarma.

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

In September 2007, Oxiteno acquired Arch Andina, a subsidiary of the U.S. company Arch Chemicals, Inc. At such time, Arch Andina was the sole producer of ethoxylates in Venezuela, which had been the only ethylene oxide producing country in Latin America where Oxiteno did not have operations. The company was later renamed Oxiteno Andina. In October 2019, Oxiteno Andina was sold to a buyer in Venezuela, motivated by the operational and economic environment in the country.

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

As of December 2019, Oxiteno Nordeste was merged into Oxiteno. All activities of Oxiteno Nordeste were assumed by Oxiteno.

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

In April 2019, Ultracargo was awarded the concession of a specific area in the port of Vila do Conde, in Barcarena (PA), with the commitment that Ultracargo builds and operates a minimum storage capacity of 59 thousand cubic meters. The new terminal is currently expected to start its operations in 2023, developing our services in the North region with strategic location and privileged infrastructure. Ultracargo is expected to invest approximately R$300 million in the construction of the Vila do Conde terminal.

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

In February 2009, a capital increase of R$15 million was approved at an extraordinary general shareholders’ meeting of RPR through the issuance of 15 million new common and preferred shares and the admission of new shareholders in its capital stock, as part of the acquisition of the Ipiranga Group. As a result, RPR ceased to be a wholly-owned subsidiary of Ultrapar. Ultrapar retains a non-controlling equity interest of 33% in RPR.

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

In March 2019, Ipiranga was awarded the concession of specific areas in Vitória (ES) and Cabedelo (PB) through the consortia Nordeste and Navegantes, in which Ipiranga holds one third of the total participation, together with BR and Raízen. The concessions require the consortia to build and operate a minimum storage capacity for the Nordeste consortium of 64 thousand cubic meters and initial operations are currently expected to commence during 2020, while the minimum storage capacity of the Navegantes consortium is 66 thousand cubic meters, with initial operation currently expected during 2022. In April 2019, Ipiranga won two concessions in the port of Miramar, in Belém (PA): (i) area BEL02A, through a consortium 50% owned by Ipiranga and 50% owned by Raízen, with a minimum storage capacity of 41 thousand cubic meters, and (ii) area BEL04A, which is currently operated by Ipiranga, therefore maintaining its operation in the region, with minimum storage capacity of 23 thousand cubic meters. These were strategic moves for Ipiranga, which improves logistics efficiency of fuels distribution through its own storage capacity and contributes to better quality services in the respective regions.

Extrafarma

Benefitting from over 50 years of activity in the wholesale and retail of pharmaceutical products, Extrafarma is a leading drugstore chain in the main regions in which it operates. In September 2013, Ultrapar and the former shareholders of Extrafarma entered into an association agreement with Extrafarma, one of Brazil’s top ten drugstores chains, marking our entry in the retail pharmacy business. According to the terms of the agreement, Ultrapar and Extrafarma entered into a merger of shares, pursuant to which Ultrapar acquired 100% of the shares of Extrafarma in exchange for up to 2.9% of shares issued by Ultrapar to Extrafarma’s shareholders. Extrafarma became a wholly-owned subsidiary of Ultrapar from February 1, 2014 onwards. The total consideration of the Extrafarma transaction consisted of the issuance of up to 32,056,262 shares of Ultrapar and the assumption by Ultrapar of Extrafarma’s net debt of R$106 million as of December 31, 2012.

Ultrapar received from the former seven shareholders of Extrafarma all of the shares of Extrafarma in exchange for 24,042,200 newly issued shares of Ultrapar, in accordance with Art. 252 of the Brazilian Corporate Law, increasing our issued share capital to 1,112,810,192 shares. In addition, as a mechanism for possible adjustments related to contingencies whose triggering events occurred prior to the closing of the transaction, we issued subscription warrants to the former Extrafarma shareholders that, if exercised, could potentially lead to the issuance of up to 8,014,062 shares until 2020, subject to adjustment based on numerous factors. Of the total possible shares that could be issued to the former Extrafarma shareholders upon exercise of the subscription warrants, they could receive up to 1,602,818 additional shares of Ultrapar based on working capital adjustments and 6,411,244 shares of Ultrapar based on absence of indemnification obligations. In 2015, after a final agreement between Ultrapar and Extrafarma, the subscription warrants related to the working capital adjustments were cancelled. In February 2020, the subscription warrants were partially exercised, with an issuance of 2,108,542 common shares to former Extrafarma shareholders. Therefore, as of the date of this annual report, the exercise of the remaining subscription warrants by the former Extrafarma shareholders could potentially lead to issuance of up to 4,302,702 additional shares of Ultrapar. All number of shares were adjusted to reflect the stock split issued by the Company on April 10, 2019.

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

In May 2018, Ultra S.A.’s and Parth’s shareholders entered into a new shareholders’ agreement which became effective as of that date and replaced the shareholders’ agreement that was executed in 2014. The abovementioned companies are holding companies of the two branches of the Igel family, as well as of former executives of the Company. The agreement sets forth a set of rules to govern the relationship between these two shareholders and binds a total of shares representing 29.4% of the Company’s capital stock. The agreement aims to reinforce, without any change, the principles that have been governing the actions of two reference shareholders of Ultrapar, in favor of all shareholders’ interests and the guarantee that the Company is managed in a professional and independent manner. See “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders’ Agreements”.

In April 2019, the Company’s Extraordinary and Annual General Meeting approved a stock split of Ultrapar’s common shares, whereby one existing share now represents two shares of the same class and type. The stock split did not alter in Ultrapar’s total share capital and was effective on April 24, 2019.

In February 2020, due to the partial exercise of the subscription warrants issued by the Company as of the approval of the Extrafarma transaction, 2,108,542 common shares were issued within the limits of the authorized capital. As a consequence of this issuance, the Company’s capital stock is represented by 1,114,918,734 common shares, all nominative, with no par value. Since no additional payment for exercising the subscription warrants is due, the issuance did not result in any change in the amount of the capital stock.

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

As part of a planned succession process and consistent with the Company’s governance, in May 2018, Paulo Guilherme Aguiar Cunha, after three decades of contributions, resigned as a member of the Board of Directors and Pedro Wongtschowski, Vice-Chairman of the Board of Directors and Chief Executive Officer of Ultrapar between 2007 and 2012, was elected Chairman. Mr. Lucio de Castro Andrade Filho, who joined the Company in 1977 and has been a member of the Board of Directors since 1998, was appointed for the position of Vice-Chairman of the Board of Directors.

Other important succession movements took place at the senior management level, with the nomination of Mr. Rodrigo de Almeida Pizzinatto, Mr. Tabajara Bertelli Costa and Mr. Marcelo Pereira Malta de Araújo as Presidents of Extrafarma, Ultragaz and Ipiranga, respectively, equally aligned to a planned succession process which blended internal promotions with the attraction of external talents.

In October 2019, Mr. Décio de Sampaio Amaral was appointed President of Ultracargo by the Board of Directors, starting his activities in January 2020.

Ultracargo—Fire at storage facilities in Santos

In April 2015, a fire occurred in six ethanol and gasoline tanks operated by Ultracargo in Santos, which represented 4% of the subsidiary’s overall capacity as of December 31, 2014. The Civil and Federal Police investigated the accident and its impacts, and concluded that it was not possible to determine the cause of the accident or to individualize active or passive conduct related to the cause, and there was no criminal charge against either any individual or Ultracargo, by both authorities. Notwithstanding, on February 21, 2018, the Federal Public Court accepted a criminal indictment filed by the Federal Public Prosecutor’s Office against Tequimar, which has already presented its defense against these charges, after being summoned in June 2018.

In June 2017, Ultracargo obtained the licensing required for the return to operation of 67.5 thousand cubic meters of the total of 151.5 thousand cubic meters affected by the fire. The remaining tanks (84 thousand cubic meters) resumed operations between July and September 2019.

In 2019, Ultracargo signed a partial Conduct Adjustment Agreement (“TAC”) with the Federal Public Prosecutor’s Office and the State Public Prosecutor’s Office in the amount of R$67.5 million for the implementation of actions to offset the impacts caused to the Santos estuary following the fire at the Ultracargo terminal in 2015. Negotiations of indemnification for other alleged environmental damages are still in progress with the Federal Public Prosecutor’s Office and the State Public Prosecutor’s Office and, once finalized, Ultracargo may need to make future disbursements that are not currently provisioned, which may adversely affect our results of operations.

In addition, Ultracargo agreed to a deferred prosecution agreement on September 12, 2019. Pursuant to the terms of the deferred prosecution agreement, the prosecution by the 5th Federal Criminal Court of Santos was initially suspended until September 2021 and Ultracargo agreed to an additional compensation of R$13 million to a social project in Santos. At the end of the suspension period ending in September 2021, if the conditions specified in the deferred prosecution agreement are complied with (comprising compliance with the TAC and the payment of the R$13 million in respect of the social project), then the criminal proceeding will be closed by the court.

Therefore, as of the date of this annual report, a suspension of the criminal proceeding is in effect, and the measures pursuant to an agreement signed between Ultracargo and the Public Prosecutor´s Office in relation to certain alleged environmental damages are in the process of being implemented.

As a result of the evolution of the regulation process with insurers, as of December 31, 2016, the Company recorded insurance receivables in the amount of R$366.7 million and indemnities to customers and third parties in the amount of R$99.9 million in its balance sheet. In the first quarter of 2017, Ultracargo received the full amount from the insurers. On December 31, 2019, there was no remaining amount for indemnities to customers and third parties recorded in its balance sheet (R$3.5 million as of December 31, 2018). In addition, on December 31, 2019, there were contingent liabilities not recognized related to lawsuits in the amount of R$11.4 million (R$62.9 million as of December 31, 2018), and no remaining amount of contingent liabilities related to extrajudicial lawsuits (R$3.4 million as of December 31, 2018).

See “Item 8.A. Financial Information Consolidated Statements and Other Financial Information—Legal Proceedings”.

Recent Developments

Ongoing COVID-19 pandemic

A novel strain of coronavirus, COVID-19, was first identified in China in December 2019 and became a global pandemic in March 2020. The COVID-19 pandemic has had, and continues to have, a material impact on businesses around the world, including ours, and the economic and political environments in which businesses operate. Our results of operations may be negatively impacted by the ongoing COVID-19 pandemic. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Ultrapar and Its Industries— Our businesses may be materially and adversely affected by the outbreak of communicable diseases, such as the ongoing COVID-19 pandemic, or other epidemics or pandemics”, and other risk factors included herein and “ Item 5.D. Operating and Financial Review and Prospects—Trend Information” below.

Funding obtained in March 2020

In view of the uncertainty generated by the ongoing COVID-19 pandemic, in March and April 2020, Ultrapar and its subsidiary Ipiranga obtained R$1.48 billion of additional funding with one year maturity, comprising R$1.3 billion of promissory notes issued in the Brazilian capital markets and a bank credit note of R$180 million, all of which has been fully funded. The purpose of these funding transactions was to strengthen our liquidity and cash position. For further information, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness— Funding Obtained in March 2020”.

Issuance of common shares

On February 19, 2020, our Board of Directors approved the issuance of 2,108,542 common shares within the limits of the authorized capital stock pursuant to Article 6 of the Company’s Bylaws, due to the partial exercise of the subscription warrants issued by the Company to the former Extrafarma shareholders in connection with the merger of shares of Extrafarma in 2014. As of the date of this annual report, the Company’s capital stock is represented by 1,114,918,734 common shares, all of them nominative and with no par value.

Implementation of a Shared Services Center

During 2019, we created a Shared Services Center to centralize certain activities that were previously executed by our holding company operations and to include new activities that were previously executed by our businesses. This Shared Services Center, located in the city of Campinas (SP), started operating in January 2020 and will help us develop a mindset of services rendered (with Service Level Agreements) to the businesses, as well as reducing the costs of our back-office activities.

Creation of Ultra Venture Capital

In March 2020, we announced the creation of Ultra Venture Capital that will provide innovative and faster solutions through investments in startups. Ultrapar intends to invest R$150 million, to be called over a 5 year period, and we believe that Ultra Venture Capital will help us to have greater access to disruptive technologies, entrepreneurial mindset, more agile governance and attracting talent, among other benefits.

Investments

We have made substantial investments in our operations over the last three fiscal years. Investments at Ipiranga have been directed to (i) maintenance and expansion of the Ipiranga network of service stations, convenience stores and lubricant service shops, and (ii) the expansion of its logistics infrastructure to support the growing demand. Oxiteno has invested in the maintenance of its production units, mainly for specialty chemicals in Brazil, Mexico and the United States, and in the new specialty chemicals plant in the United States. At Ultragaz, we have invested mainly in the bulk LPG distribution, the purchase and renewal of LPG bottles and maintenance of its structure. Ultracargo has mainly invested in the expansion and maintenance of its storage facilities in response to strong demand for logistics infrastructure in Brazil. Extrafarma has invested mainly in the new distribution center in São Paulo and opening and remodeling of its drugstores. See “Item 4.A. Information on the Company—History and Development of the Company”.

The following table shows our total additions to property, plant, equipment, and intangible assets for the years ended December 31, 2019, 2018 and 2017:

	Year ended December 31,
	2019	2018	2017
	(in millions of Reais)
Ipiranga	341.1	387.6	519.5
Oxiteno	248.6	466.6	462.6
Ultragaz	227.5	225.0	214.9
Ultracargo	206.4	161.8	86.4
Extrafarma	89.1	118.0	170.5
Others(1)	20.2	18.3	22.6
Total – additions to property, plant, equipment and intangible assets	1,132.8	1,377.3	1,476.5

(1)	Includes mainly capital expenditures related to corporate information technology.

In 2019, Ultrapar’s allocation of resources net of divestments and receipts were R$1,578 million.

•

Ipiranga had R$738 million allocated to maintenance and expansion of the service station and franchise network as well as expansion of the company’s logistics infrastructure. Out of which R$341 million was allocated to property, plant and equipment and intangible assets, R$327 million to contractual assets with clients (exclusive rights) and R$26 million to acquisitions, R$22 million to initial direct costs of right-of-use assets and R$21 million to drawdowns of financing to clients and advance payments of rentals, net of receipts.

•	Oxiteno had R$249 million allocated to investments in the new specialty chemicals plant in the United States and to maintenance of its productive units.

•	Ultragaz had R$230 million allocated mainly to clients in the bulk segment, replacement and acquisition of gas bottles and maintenance of the logistics infrastructure and filling stations.

•

Ultracargo had R$252 million mainly allocated to the expansion of the Itaqui and Santos terminals, the Vila do Conde terminal concession grant, the acquisition of land in Santos and the adaptation and maintenance of existing infrastructure.

•

Extrafarma had R$89 million allocated in large part to the new distribution center in São Paulo—opened in August 2019—translating into reduced logistics expenses and a better level of service for operations in the state. Investment was also allocated to store opening and remodeling together with IT projects.

Prior to the onset of the COVID-19 pandemic, Ultrapar’s investment plan for 2020 totaled R$1,771 million and was indicative of the Company’s commitment to the sustainable growth of its businesses and selectivity in capital allocation. In light of the ongoing COVID-19 pandemic, on April 1, 2020, Ultrapar announced that its investment plan for 2020 will be reduced by approximately 30% in order to preserve cash. It remains unclear how the COVID-19 pandemic will evolve through 2020 and beyond and there is significant uncertainty relating to the extent of the impact of the ongoing COVID-19 pandemic on our businesses and the global economy in general. Therefore, we will continue to monitor the situation as it evolves, and our investment plan may be further modified in response to the impacts of the ongoing COVID-19 pandemic.

Prior to the 30% reduction in our 2020 investment plan, the distribution of our investment plan among our businesses was as follows:

•

At Ipiranga, the approved investment limit is R$873 million, approximately 60% of which is directed towards expansion of: (i) the service station network, (ii) the logistics infrastructure, with the construction of two logistics facilities and the concessions awarded in Belém (PA), Cabedelo (PB) and Vitória (ES), and (iii) company-operated stores and new franchises at am/pm and Jet Oil. The remaining 40% will be invested in maintenance and modernization of its activities, mainly in the renewal of contracts with clients, logistics infrastructure and technology to support the operations.

•	The approved investment of R$228 million for Oxiteno will be mainly allocated to maintenance and safety of its industrial units, R&D and improvements of information technology systems.

•

Investments at Ultragaz will amount to R$314 million to attract new clients in the bottled and bulk segments, for replacement and acquisition of LPG bottles to support the volume growth, expansion and maintenance of the filling plants and information technology.

•

Ultracargo is expected to invest R$238 million, mainly in the construction of the Vila do Conde (PA) terminal as well as expansion of the Itaqui (MA) and Suape (PE) terminals together with investments in ongoing improvements in safety, infrastructure and maintenance at the terminals.

•

Extrafarma plans on investing R$53 million mainly in technology platform, in the network expansion and logistics infrastructure, notably with the opening of a new distribution center in the Northeast region, as well as drugstore maintenance and renovation.

Equity investments

We have also made several acquisitions and related investments to maintain and create new opportunities for growth and to consolidate our position in the markets in which we operate.

Equity investments consist of acquisition of subsidiaries and capital increases, net of capital reductions in subsidiaries, joint-ventures and associates. The table below shows our equity investments for the years ended December 31, 2019, 2018 and 2017:

	Year ended December 31,
	2019	2018	2017
	(in millions of Reais)
Ipiranga(1)	79.1	31.9	16.0
Oxiteno	0.0	—	—
Ultragaz	—	—	—
Ultracargo(2)	—	103.4	—
Extrafarma	—	—	—
Others	—	(1.2)	—
Total equity investments(3)	79.1	134.0	16.0

(1)	Capital invested in ConectCar and in the concessions awarded in 2019.
(2)	Acquisition of 100% of quotas of TEAS.
(3)	Equity investments consist of acquisition of subsidiaries and capital increases, net of capital reductions in joint-ventures and associates.

B.	Business Overview

Ultrapar is a Brazilian company with more than 80 years of history, with leading positions in the markets in which it operates: Oil&Gas sector through Ipiranga, Ultragaz and Ultracargo, specialty chemicals through Oxiteno and retail pharmacy through Extrafarma.

•

Ultragaz is the leader in LPG distribution in Brazil, which is one of the largest markets worldwide. Ultragaz had a 23.4% market share in 2019, according to ANP, and was one of the largest independent LPG distributors in the world in terms of volume sold. See “Item 4.B. Information on the Company—Business Overview—Distribution of Liquefied Petroleum Gas—Ultragaz—Competition”. As of December 31, 2019, we delivered LPG to an estimated 11 million households through a network of approximately 5.3 thousand independent retailers in the bottled segment and to approximately 55 thousand customers in the bulk segment.

•

Ipiranga is one of the largest fuel distributors in Brazil, with a network of 7,090 service stations and 19.3% market share in 2019 according to ANP. See “Item 4.B. Information on the Company—Business Overview—Fuel Distribution—Ipiranga—Competition”.

•

Oxiteno is a major producer of specialty chemicals and one of the largest producers of ethylene oxide and its principal derivatives in Latin America, according to IHS Chemical. Oxiteno has eleven industrial units: six in Brazil, three in Mexico, one in the United States and one in Uruguay and commercial offices in Argentina, Belgium, China and Colombia. For the year ended December 31, 2019, Oxiteno sold 734 thousand tons of chemical products.

•

Ultracargo is the largest provider of liquid bulk storage in Brazil, with six terminals and storage capacity of 814 thousand cubic meters as of December 31, 2019, and leading positions in the main ports in Brazil in which it operates.

•	Extrafarma is the sixth largest drugstore chain in Brazil, according to ABRAFARMA, with 416 drugstores and 3 distribution centers as of December 31, 2019.

The following chart simplifies our organizational structure as of the date hereof, showing our principal business units. For more detailed information about our current organizational structure, see “Item 4.C. Information on the Company—Organizational Structure”.

Our Strengths

Leading market positions across all businesses

Ultragaz is the largest LPG distributor in Brazil. In 2019, Ultragaz’s national market share was 23.4%, according to ANP, and served approximately 11 million homes in the bottled segment and 55 thousand customers in the bulk segment. For the year ended December 31, 2019, Ultragaz’s total volume of LPG sold was 1.7 million tons.

Ipiranga is one of the largest fuel distributors in Brazil with a 19.3% market share in 2019, according to ANP, and a network of 7,090 service stations as of December 31, 2019. See “Item 4.B. Information on the Company—Business Overview—Fuel Distribution—Ipiranga—Competition”. In addition to the service stations, Ipiranga’s network has 2,377 am/pm convenience stores and 1,492 Jet Oil franchises. In 2019, Ipiranga’s strategy was focused on strengthening its resale operations and increasing its performance. The implementation of Ipiranga’s business model—including its network of convenience stores and loyalty programs—in its network of service stations allows it to offer a wide range of products and services, benefiting consumers and resellers. The volume of fuel sold by Ipiranga in 2019 was 23.5 million cubic meters.

Oxiteno is a major producer of specialty chemicals and one of the largest producers of ethylene oxide and its principal derivatives in Latin America, according to IHS Chemical. Our chemical operations supply a broad range of market segments, particularly crop protection chemicals, food, cosmetics, detergents, packaging for beverages, thread and polyester filaments, brake fluids, Oil & Gas and paints and coatings. For the year ended December 31, 2019, Oxiteno sold 734 thousand tons of chemical products. In Brazil, Oxiteno competes principally against imports.

Ultracargo is the largest provider of liquid bulk storage in Brazil, with six terminals and storage capacity of 814 thousand cubic meters as of December 31, 2019, and leading positions in the main ports in Brazil in which it operates.

Extrafarma is the sixth largest drugstore network in the country, according to ABRAFARMA’s ranking, with 416 drugstores and 3 distribution centers as of December 31, 2019.

Robust business portfolio

Our operations encompass LPG and fuel distribution, operation of a drugstore chain, the production of ethylene oxide and its derivatives and liquid bulk storage services. We believe our businesses provide us with increased financial capability and flexibility. Our businesses mix makes us less vulnerable to economic fluctuations and allows us to pursue growth opportunities as they arise in any of our business segments.

Ultrapar’s businesses are simultaneously resilient and leveraged on Brazilian economic growth. Some of Ultrapar’s businesses, such as the sale of LPG for residential use and fuels for light vehicles, are relatively resilient due to their inelastic demand profile and, therefore, are less volatile in economic downturns. Bottled LPG is an essential good, as it is mainly used for cooking, and, therefore, is generally less correlated to economic performance. Volume of fuels for light vehicles tends to grow linked to the number of light vehicles in Brazil. The Brazilian light vehicle fleet grew at rates ranging from 1% to 6% per year during the last five years, despite the volatility in the economic growth during this period, leading to a similar level of growth in the volume of fuels for light vehicles.

On the other hand, other of Ultrapar’s businesses, such as sales of diesel fuel, specialty chemicals and bulk LPG are linked to economic performance and tend to experience higher sales volumes during periods of strong economic growth. Sales growth of these products have been historically correlated to the performance of the Brazilian economy.

Highly efficient LPG distribution network

Ultragaz maintains an exclusive network of independent dealers, which has enabled Ultragaz to control the quality and productivity of its dealers leading to a recognition that we believe is associated with quality, safety and efficiency, and also to have frequent contact with LPG customers. This network constituted approximately 5,300 dealers that sell Ultragaz LPG bottles. In addition, in April 1995, Ultragaz was the first player to introduce LPG small bulk delivery in Brazil, with lower distribution costs than bottled distribution. Over the years, it has built a strong client base in this segment.

Flexibility across the petrochemical cycle

Oxiteno is one of the largest producers of ethylene oxide and its principal derivatives in Latin America. In 2019, 98% of its ethylene oxide production was used internally in the production of ethylene oxide derivatives, which can be roughly classified in two groups: specialty and commodity chemicals. Oxiteno is a major producer of specialty chemicals, which have traditionally higher margins and less exposure to petrochemical cycles than commodity chemicals. Oxiteno has also been heavily investing in the development of products derived from renewable raw materials, aiming at reducing its dependence on oil-based feedstock and expanding its product portfolio.

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

All members of the Board of Directors have previous experience serving on boards of other renowned companies such as Embraer S.A., Itaú Unibanco Holding S.A., Caixa Econômica Federal and others. Among the ten members of the Board of Directors, three have more than 10 years with the Company.

In 2019, we reviewed the composition of the Board of Directors and elected four new members to provide renewed vision to the development of the Company.

Alignment of interests

Members of Ultrapar’s management received variable short-term compensation linked to performance and value generation to shareholders measured by Economic Value Added (EVA®) until the end of 2019 and will receive variable short-term compensation linked to performance and value generation to shareholders measured by EBITDA and operating cash flow after investments targets from 2020 onwards. The Economic Value Added (EVA®) continues to be our key metric for long-term compensation plan. Moreover, Ultrapar has consistently implemented improvements in corporate governance, such as being the first Brazilian company to grant 100% tag along rights to all its shareholders, the segregation of the roles of Chief Executive Officer and Chairman of the Board of Directors and its emphasis on maintaining transparency and consistency in its interactions with investors. Ultrapar is also a founding member of the Latin American Corporate Governance Roundtable Companies Circle, a group dedicated to promoting corporate governance in Latin America.

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

Strong operational track record

Our Company has exhibited a solid operational track record. Our EBITDA presented an average compound annual growth of 14% from 1998 to 2019, despite the overall macroeconomic volatility in Brazil and in the world during this same period. See “Item 3.A. Key Information—Selected Consolidated Financial Data” for more information about EBITDA. Our net income attributable to shareholders of the Company presented an average compound annual growth of 11% from 1998 to 2019.

Our Strategies

Build on the strength of our brands

We believe that our businesses have a high brand recognition associated with quality, safety and efficiency that we continually strive to deliver. We intend to reinforce this market perception by continuing to supply high-quality products and services and to introduce new services and distribution channels.

Invest in building a succession pipeline for key business positions

We remain committed to building a pipeline of enterprise leaders both at Ultrapar as well as in our businesses. Through a combination of promoting internal talent, internal horizontal transfers and external hires, there has been a relevant renovation in senior management positions, covering all the senior management. These movements have been carried out in a gradual, planned and constructive manner. During 2019, we worked to strengthen our management structure and governance, consolidating the pillars supporting the growth and longevity of Ultrapar.

Maintain a strong relationship with our resellers in the LPG and fuel distribution businesses

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

Continuously improve cost and capital efficiency in the LPG and fuel distribution businesses

We plan to continue to invest in the cost and capital efficiency of our distribution systems. Current initiatives include enhanced discipline with respect to our capital allocations and other programs designed to control our costs in both the LPG and fuel distribution businesses units.

Increase market share in fuel distribution

Our sales strategy is to increase Ipiranga’s market by improving the performance of the existing resale and expanding its network of service stations with high profitability and lower market share. Ipiranga’s strategy also includes expanding its logistics infrastructure to support the growing demand for fuels in Brazil and initiatives aiming at differentiating our products and services.

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

Ipiranga’s Posto Ecoeficiente project (Eco-Efficient service station) is one of the initiatives that reflect Ultrapar’s innovation philosophy. It aggregates, in a single project, innovative solutions and sustainable technologies, in harmony with the profitability of the service station for the reseller. This project offers solutions in the construction and operation of service stations that result in better use of resources, such as water and electricity, and reduction of wastage and residues. Ipiranga ended 2019 with 910 eco-efficient services stations.

In 2009, Ipiranga launched Km de Vantagens (“KMV”), a loyalty program through which customers and resellers may redeem rewards and benefits in areas of entertainment, tourism, magazines, airline tickets, car rental and others. With over 32 million participants in 2019, KMV has served as an important platform, strengthening relationships with Ipiranga’s customers and resellers.

Also, as part of its differentiation strategy, Ipiranga launched in 2010 bakeries within its am/pm stores and became Brazil’s largest bakery franchise chain. Our bakeries serve fresh products – like bread, coffee, snacks and hot meals – through more than 100 items, including am/pm branded products. As of December 31, 2019, there were 934 bakeries.

In 2012, among the initiatives of Ipiranga, we highlight the entrance in the segment of electronic payment for tolls, parking and fuels through ConectCar. Once installed on a vehicle’s windshield, ConectCar’s tag automatically opens toll gates through a monthly payment system. At the end of 2019, ConectCar reached 468 thousand active customers and is available in all toll roads in Brazil, as well as in several malls, parking lots and airports.

In 2014, Ipiranga launched a vertical and integrated supply solution, concentrating logistics, sales and service of am/pm convenience stores under a single umbrella structure: am/pm Suprimentos. This initiative aims to streamline am/pm operations, improve the franchisees’ competitiveness and ensure a higher quality product assortment, creating value for clients and franchisees. As of December 31, 2019, am/pm Suprimentos operated four distribution centers located in the states of Rio de Janeiro, São Paulo, Paraná and Rio Grande do Sul, which supply am/pm convenience stores in those states with the main categories of products, except tobacco and ice cream.

Also in 2014, Ipiranga launched Beer Cave, a new beer purchase experience at its am/pm convenience stores. The Beer Cave is a walk-in refrigerated container aimed at the retail consumer that stores more than 100 national and international brands of cold beers ready for consumption. As of December 31, 2019, there were 561 Beer Caves installed in Ipiranga’s franchisees premises.

In addition, in 2015, Ipiranga opened a new configuration of am/pm in São Paulo: an expanded concept of convenience comparable to small neighborhood supermarkets for urban service stations, with supply of fresh products – like fruits, vegetables, meats, flowers and a wider range of fast meals. Ipiranga also launched a flagship store, am/pm Estação, in the State of São Paulo, a model developed for highway service stations to provide long distances travelers with a broader array of convenience and personal care products.

In 2016, Ipiranga developed and launched Abastece Aí (Portuguese for Fill Up Here), a mobile payment service app that seeks to maximize advantages from the integration of platforms to offer even greater convenience and benefits to customers. Through the Abastece Aí app, customers can obtain discounts in exchange for KMV points. In addition, they can receive rewards of their preference and finalize the refueling process by using a unique KMV password in a safe payment method. In 2019, more than 3.2 million customers used the app as a mean of payment and 3.7 times more payments were made through Abastece Aí as compared to 2018.

Ipiranga also launched a new gasoline called DT Clean in 2016, using one of the most modern fuel additive technologies that aims to restore the engine’s performance to its original state, while at the same time increasing the car’s useful life and efficiency. In addition, in 2017, Ipiranga launched Octapro, a high-octane gasoline that features a combination of cutting-edge additives and, among other benefits, helps engines reach their top power and improves driving performance. In 2019, Ipiranga’s high performance additive S10 diesel called RendMax was launched, which is a fuel savings of over 3%, and also increases engine life and reduces maintenance costs.

In 2017, Ipiranga further strengthened the products offered at its am/pm stores with the launch of Wine Cave. In an air-conditioned wine cellar, customers can find a wide variety of wines, from 60 to 80 different labels, at the right temperature. As of December 31, 2019, there were 15 Wine Cave units installed in the states of Minas Gerais, São Paulo, Rio de Janeiro, Santa Catarina, Paraná and Amazonas.

Invest in niche segments for LPG distribution

Ultragaz is strengthening its presence in the North and Northeast regions of Brazil by focusing on expanding to states where it previously did not have significant operations.

For the bulk segment, Ultragaz strategy is focused on two areas. The first area is offering its clients mainly in industrial and agribusiness segments new applications for LPG. As a result, Ultragaz aims at expanding its participation in the use of LPG for home and personal care and localized heating, such as preheating of industrial furnaces, especially in steel, lead, asphalt manufacturing and metallurgical plants; and in new applications in agribusiness, such as drying grains and seeds, with greater operational and economic efficiency. The second area is to invest in the expansion of the bulk LPG distribution to small-and-medium-sized businesses, such as laundry shops, restaurants, bakeries, residential condominiums and steam car wash, through agile and convenience services.

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

On November 4, 2015, Ultrapar’s Board of Directors approved the expansion of Oxiteno’s specialty chemicals’ capacity in Pasadena (Texas) in the United States, by building an alkoxylation unit at its current site, which started operating in September 2018. The plant is located in one of the world’s most important chemical hubs, taking advantage of attractive conditions of raw materials, as well as highly efficient logistics infrastructure. The investment expands Oxiteno’s footprint in the United States, focusing on local markets of agrochemicals, personal care, household and industrial cleaning, coatings and oil and gas. The new unit’s capacity is 120,000 tons per year at its initial stage. Until December 31, 2019, the total amount invested in this plant was US$191 million.

Continue to enhance product mix at Oxiteno

We increased Oxiteno’s capacity to produce a variety of value-added ethylene oxide derivatives and other specialty chemicals in order to optimize its sales mix across petrochemical cycles. Oxiteno’s investments in research and development have resulted in the introduction of 94 new products during the last three years. Oxiteno will continue to invest in research and development focused on developing new products to meet clients’ needs across all target markets. In 2019, Oxiteno’s research and development expenditures were R$60 million.

Maintain financial strength

We seek to maintain a solid financial position to allow us to pursue investment opportunities and enhance our shareholders’ return on their investment in our Company. As of December 31, 2019, our net debt (consisting of loans and hedging instruments and debentures recorded as current and non-current liabilities, net of cash and cash equivalents and financial investments and hedging instruments) was R$8,680.6 million, representing a 2.87 times net debt to EBITDA ratio. We have been consistently distributing dividends to our shareholders. During the five years ended December 31, 2019, we have declared yearly dividends representing an average of approximately 60% of our net income.

Key Financial Information

The table below sets forth certain financial information for us:

	Year ended December 31,
	2019	2018	2017	2016	2015
	(in millions of Reais)
Net revenue from sales and services	89,298.0	90,698.0	79,230.0	76,740.0	75,655.3
Net income attributable to Ultrapar’s shareholders	373.5	1,150.4	1,526.5	1,537.8	1,503.5
Gross debt	(14,392.7)	(15,206.1)	(13,590.6)	(11,417.1)	(8,901.6)
Cash, cash equivalents and financial investments and hedging instruments	5,712.1	6,994.4	6,369.9	5,701.8	3,973.2
Net debt(1)	(8,680.6)	(8,211.7)	(7,220.7)	(5,715.3)	(4,928.4)

(1)	See footnote 6 under “Item 3.A. Key Information—Selected Consolidated Financial Data” for a more complete discussion of net debt and its reconciliation to information in our financial statements.

The table below sets forth the net revenue from sales and services for our principal businesses:

	Year ended December 31,
	2019	2018	2017	2016	2015
	(in millions of Reais)
Net revenue from sales and services(1)	89,298.0	90,698.0	79,230.0	76,740.0	75,655.3
Ultragaz	7,094.8	7,043.2	6,071.0	5,365.1	4,621.2
Ipiranga	75,452.5	76,473.4	66,950.5	65,793.7	65,349.8
Oxiteno	4,254.2	4,748.4	3,959.4	3,701.4	4,082.5
Ultracargo	540.8	493.6	438.4	355.4	315.5
Extrafarma	2,060.6	2,028.0	1,868.9	1,578.6	1,336.3

(1) Segment information for Ultragaz, Ipiranga, Oxiteno, Ultracargo and Extrafarma is presented on an unconsolidated basis. See “Presentation of Financial Information” for more information.

The tables below set forth Adjusted EBITDA for Ipiranga, Oxiteno and Ultragaz and EBITDA for Ultracargo and Extrafarma:

	Year ended December 31,
	2019	2018	2017	2016	2015
	(in millions of Reais)
Adjusted EBITDA(1)
Ipiranga	2,427.5	2,052.4	3,066.8	3,049.0	2,768.8
Oxiteno	208.2	625.4	295.9	453.9	739.8
Ultragaz	571.2	258.1	440.0	425.4	357.0
EBITDA(1)
Ultracargo	160.5	178.5	124.3	171.1	26.3
Extrafarma	(570.1)	(46.8)	23.1	38.8	28.7

(1)

See footnote 5 under “Item 3.A. Key Information—Selected Consolidated Financial Data” for a more complete discussion of EBITDA and Adjusted EBITDA and its reconciliation to information in our financial statements.

Distribution of Liquefied Petroleum Gas

Industry and Regulatory Overview

Liquefied petroleum gas (LPG) is a fuel derived from the oil or natural gas refining process. In Brazil, 71% of local demand in 2019 was produced in local refineries and the remaining 29% was imported. LPG has the following primary uses in Brazil:

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

Currently, the LPG distribution industry in Brazil consists of 16 LPG distribution companies or groups of companies and is regulated by the National Petroleum Agency (ANP). The LPG distribution industry includes purchasing nearly all its LPG requirements from Petrobras, filling LPG bottles and bulk delivery trucks at filling stations, selling LPG to dealers and end users, controlling product quality and providing technical assistance to LPG consumers. See “— Industry and Regulatory Overview — The role of the ANP” and “— Industry and Regulatory Overview — The role of Petrobras”. LPG produced by Petrobras, which represented 71% of total LPG sold in Brazil in 2019, is transported in pipelines and by trucks from Petrobras’ production and storage facilities to filling stations maintained by LPG distributors. The balance is imported by Petrobras into Brazil and stored in large storage facilities mostly maintained by Petrobras. The imported LPG is then transported from the storage facilities by pipeline and truck to the LPG distributors’ filling stations.

LPG can be delivered to end users either in bottles or in bulk. The bottles are filled in the LPG distributors’ filling stations. Distribution of bottled LPG is conducted through the use of bottles via two main channels:

•	home delivery of LPG bottles; and

•	the sale of LPG bottles in retail stores and at filling stations.

In both cases, the bottles are either delivered by the LPG distributors themselves or by independent dealers.

Bulk delivery is the principal delivery method to large volume consumers, such as residential buildings, hospitals, small-and-medium-sized businesses and industries. In the case of bulk delivery, LPG is pumped directly into tanker trucks at filling stations, transported to customers and pumped into a bulk storage tank located at the customer’s premises.

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

Since 2001, distributors have been allowed to freely establish retail prices, which were previously set by the Brazilian government. Until the end of 2001, the LPG refinery price charged by Petrobras to all LPG distributors was determined by the Brazilian government and was the same for all LPG distributors in all regions of Brazil. Historically, refinery prices have been subsidized by the Brazilian government. In January 2002, the Brazilian government abolished subsidies to refinery prices and Petrobras started to freely price LPG in the domestic market, adopting the international price plus surcharges as its benchmark. However, the Petrobras refinery price of LPG is still subject to the Brazilian government influence when the government deems appropriate. Refinery prices of LPG in Reais remained unchanged from May 2003 to the end of 2007, despite increases in oil and LPG prices in the international markets, which were partially offset by the appreciation of the Real compared to the U.S. dollar, reducing the difference between LPG prices in Brazil and in the international markets. From 2008 to 2016, Petrobras increased LPG refinery prices for commercial and industrial usage sporadically. From 2017 to 2019, LPG refinery prices were adjusted more frequently.

The LPG refinery price for residential use remained unchanged from May 2003 to September 2015, when Petrobras increased prices by 15%. In the recent past, Petrobras’ practice was not to immediately reflect in its oil derivatives prices in Brazil the volatility of international prices of oil and oil derivatives. However, in June 2017, the dynamic of LPG prices supplied to the distributors was modified to reflect international price volatility and exchange rate variation.

In January 2018, the pricing policy for LPG acquisition at refineries was adjusted to soften the transfer of price volatility in the international market to the domestic price. The monitoring period for international prices and currency rates, which dictate the percentages of price adjustment, was the average of the preceding twelve months, rather than monthly variation, and price adjustments became quarterly, rather than monthly. In August 2019, Petrobras terminated the existing policy and price differentiation was ended in November 2019, which resulted in domestic prices for all segments being converted into one single price.

For further information, see “—Supply of LPG”.

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

The self-regulatory code/ANP Resolution 49/2016 and 51/2016. In August 1996, most of the Brazilian LPG distributors, representing more than 90% of the market, bottle manufacturers, LPG transportation companies and certain LPG retail stores, under the supervision of the Brazilian government, entered into a statement of intent regarding the establishment of a program for “requalifying” LPG bottles (a process under which they undergo safety and quality checks) and other safety procedures, known as the “Self-Regulatory Code” or “Código de Autorregulamentação”. See “—Ultragaz—Bottle swapping centers” and “— Ultragaz—Requalification of bottles”. Before the Self-Regulatory Code came into effect, certain LPG distributors, not including Ultragaz, would fill bottles stamped with another distributor’s brand. This practice resulted in a low level of investment in new bottles, giving rise to concerns regarding the safety of older bottles. The Self-Regulatory Code provides, among other things, that:

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

Ultragaz had to requalify 2.6 million bottles, 2.4 million bottles and 2.6 million bottles in 2017, 2018 and 2019, respectively. In 2020, Ultragaz expects to requalify approximately 2.5 million bottles.

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

In 2019, Ultragaz has conducted several programs in order to improve its HSE performance. The programs focused on leadership engagement, safety behavior and internal safety procedures improvement. As part of a governance system, HSE local committee and a HSE executive committee were created to sustain and follow up the results of these programs as well as the overall safety performance.

Ultragaz also conducts annual HSE audits to verify the performance and compliance with HSE legislation, HSE internal standards and its sustainability policy.

Ultragaz

We distribute LPG through Ultragaz. Founded in 1937, we were the first LPG distributor in Brazil. At that time, Brazilians used wood stoves and, to a lesser extent, alcohol, kerosene and coal stoves. Ultragaz was the leading company by sales volume in the Brazilian LPG market as of December 31, 2019, according to ANP.

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

Markets and marketing. When Ultragaz began its operations, it served only the Southeast region of Brazil. Currently, Ultragaz is present in almost all of Brazil’s significant population centers. In recent years, Ultragaz strengthened its presence in the North and Northeast of Brazil, where it did not have significant operations. Distribution of bottled LPG includes mainly retail stores, carried out by Ultragaz’s dealership network mainly using 13 kg ANP approved bottles. In the case of Ultragaz, the bottles are painted blue. Ultragaz’s operating margins for bottled LPG vary from region to region and reflect the distribution channel in the region.

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

Distribution of bulk LPG is largely carried out through 190 kg storage tanks installed on the clients’ premises. Since 1995, Ultragaz operates small-and-medium-sized bulk delivery facilities with bob-tail trucks, known together as UltraSystem, which deliver LPG in bulk mainly to residential buildings, commercial and industrial clients. Ultragaz’s clients in the commercial sector include shopping centers, hotels, residential buildings, restaurants, laundries and hospitals. Ultragaz’s trucks supply clients’ stationary tanks using a system that is quick, safe and cost effective.

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

The table below shows Ultragaz’s sales of LPG to clients of bottled and bulk LPG:

	Year ended December 31,
Client category	2019	2018	2017
	(in thousands of tons)
Bottled LPG
Residential delivery by Ultragaz / Ultragaz owned retail stores	52.4	56.3	61.1
Independent dealers(1)	1,121.8	1,141.5	1,139.8

Total bottled LPG	1,174.2	1,197.7	1,201.0
Total bulk LPG	531.7	527.2	544.8

Total tons delivered	1,706.0	1,724.9	1,745.7

(1)	Includes residential deliveries and distribution through retailers’ stores.

Residential delivery has evolved during the last years from primarily door-to-door to a scheduled, order by phone or app.

LPG distribution is a very dynamic retail market where consumers’ habits change constantly, thus creating opportunities for the company. In order to track market developments more closely and differentiate itself from its competitors, Ultragaz has developed and enhanced sales channels and payment methods. In the last decade, the company expanded the participation of Disk Gás (sale of LPG bottles by telephone) and, more recently, introduced ordering through a smartphone app (Ultragaz Connect), through a website (Pedido Online) and Whatsapp. These initiatives provide customers with greater convenience, add further value and generate logistic optimization to Ultragaz. The same principles have been extended to the bulk segment, in which Ultragaz is a pioneer and has a leading position. Ultragaz has been developing new technologies for different markets, such as factories, agribusiness, small and medium business and residential buildings. For industries, such as the craft breweries, Ultragaz has developed a new system to control the whole process using Internet of Things (IoT) connectivity to provide high levels of quality standards. Ultragaz has also expanded LPG uses portfolio to agribusiness, such as a solution for cotton moisture control, increasing productivity. Finally, tracking consumption trends in the bulk segment, Ultragaz has created a steam car wash solution, which reduces 90% of water consumption in the vehicle cleaning process.

Given Ultragaz’s network and reach to the most remote communities in Brazil, it has engaged in a series of initiatives and partnerships to promote social inclusion, education and culture. The table below shows the most relevant ones:

Project	Year of launch	Brief description
Ultragaz Cultural	2000	• Series of shows, movies, theater, literature, music and educational workshops • 2000-2019: served more than 279 thousand children in 22 states in Brazil
Partnership with Ministry of Health	2008

•   Awareness and educational campaigns to address diseases prevention, such as dengue, Zika virus, H1N1 and yellow fever, as well as other basic health concerns

•   2009 – 2019: reached more than 146 million people

United Nations Partnership	2009	• Ultragaz is a signatory of the UN Global Compact • In 2016, Ultragaz joined the 17 Objectives of Sustainable Development
Junior Achievement	2009	• The largest and oldest organization in Brazil dedicated to educating youth in business • 2019: 359 volunteers were involved in 13 states in Brazil
“Pega Pilhas, Baterias e Celulares”	2012	• Collection and disposal of used batteries in Ultragaz’s consumers’ households • 2019: 450 kg of batteries collected in 5 states in Brazil
“Campanha Junte Óleo: Ultragaz Coleta e Soya Recicla” – Partnership with Bunge and Triângulo Institute, a NGO	2013

•   Cooking oil recycle campaign to avoid its disposal into drinkable water sources

•   2015: the project won the 14th Marketing Best Sustainability Award

•   2019: Only in this year, over 150 thousand liters of oil collected, reaching 700 thousand Brazilian households with approximately 400 resellers involved

“Somar Sustentabilidade”	2014	• A project that aims to foster sustainability concept and practices among its resellers • By the end of 2019, more than 480 resellers had participated
CDP Partnership	2015

•   With the support of CDP, Ultragaz promotes training with its critical suppliers about CO2 emissions, encouraging them to develop inventories for greenhouse gas emissions

•   2019: 40 suppliers were involved

Female Empowerment	2018

•   Partnership with the Feminine Association for Social and University Studies (Afesu) focused in supporting socially vulnerable women by offering training schemes for entry into the labor market. 2019: 40 girls (between 12-17 years old) were benefited

•   With the support of Woman Entrepreneur Network (Rede Mulher Empreendedora), Ultragaz offers opportunities and fosters entrepreneurship and redeeming self-esteem among women who are victims of domestic violence. 2018-2019: 92 women were involved

Memória Local – Partnership with “Museu da Pessoa”	2019	• The project aims to preserve the memory of communities, through integrated activities between elementary and high school students, teachers and communities. • 2019: 1,474 people benefited
Ler é Presente	2019	• Develop the creativity and imagination of children from public institutions and schools, through voluntary reading • 2019: 62 volunteers involved

Distribution infrastructure. Ultragaz’s distribution strategy includes having its own distribution infrastructure for bulk LPG, since it believes proximity to customers is a significant factor in successful distribution and sales strategies. Ultragaz also maintains a large independent dealer network for the bottled LPG. See “ —Independent dealers”. For both bottled and bulk LPG, deliveries are made by a staff wearing Ultragaz uniforms and driving vehicles with Ultragaz’s logo. Ultragaz has also invested in information technology for improving its process, such as logistics optimization and production efficiency. Ultragaz delivers bottled LPG, using a distribution network, which included 5.3 thousand independent dealers and a fleet of 59 vehicles for the delivery of gas bottles and 286 for bulk delivery as of December 31, 2019.

Bottled sales capacity derives from the number of bottles bearing Ultragaz’s brands. Ultragaz estimates that, as of December 31, 2019, there were 26.6 million 13 kg bottles stamped with Ultragaz’s brands in the market.

Independent dealers. Ultragaz’s independent distribution network ranges from large dealers, which carry out extensive home delivery, to single retail stores, which sell small quantities of LPG bottles. ANP Rule 51, enacted on November 30, 2016, that repealed the ANP Rule 297, sets that the independent dealers must be registered with ANP and comply with a list of prerequisites contained in such rule, as well as those required by law for the storage of bottles up to 90 kg. Also, each municipality sets forth its own safety regulations applicable to stores that sell LPG, including a minimum distance from certain locations, such as schools. For the year ended December 31, 2019, 96% of Ultragaz’s bottled LPG sales were made through independent dealers. The agreements entered into between Ultragaz and independent dealers require the use of the Ultragaz brand and the display of the Ultragaz logo in the delivery vehicles and on the uniforms worn by delivery personnel. Proprietary rights of the trademark and the logo are retained by Ultragaz and are duly registered with the National Institute of Industrial Property (INPI – Instituto Nacional de Propriedade Industrial). All contracted dealers are Ultragaz’s exclusive representatives. Under the terms of the respective contracts, each dealer agrees not to deliver non-Ultragaz LPG bottles.

Ultragaz understands that investing in the efficiency of its reseller network is key for staying ahead of competition and at the same time aligned with market demand for LPG. Accordingly, Ultragaz has developed several programs aimed at improving resellers’ management quality and standards.

The main tool is the Programa de Qualificação de Revendas (Reseller Qualification Program), which seeks to standardize Ultragaz’s resellers’ best management practices, including brand standardization, management quality, and strict compliance with the laws applicable to the industry. Through an assessment process, resellers are classified into categories (blue diamond, diamond, golden, bronze and opportunity), allowing the participants to check their performance compared to Ultragaz’s excellence standards and stimulating constant improvement. In 2019, approximately 3.9 thousand resellers participated in the program – a significant increase compared to 2008, when the program began with approximately 750 resellers evaluated. Out of the resellers that participated in the program in 2019, 65% (or 2.6 thousand) were qualified as bronze or above, attesting their compliance with most of Ultragaz’s quality requirements. In addition to the Reseller Qualification Program, Ultragaz has been deploying new initiatives to improve the efficiency of its resellers, such as the pre-operation training programs, aiming to accelerate their maturing process and anticipate financial results, increasing success rates among the new resellers, comprised of courses focused on key aspects of LPG operations, marketing and cash flows, among others.

Ultragaz offers to its new dealers a complete training program: Pré-Operação (Pre-operation), for dealers with no previous experience in LPG, and Cultura Azul (Blue Culture), which aims to insert dealers who already have experience in the segment, in the Company’s culture. The objective is to accelerate the process of maturing new dealers, by sharing best market practices, financial, operating and marketing knowledge and team management. Before starting operating, our dealers receive a complete branding guideline package in order to guarantee the visual standard of the brand, in addition to a good experience for our customers.

Another training program that we offer to our partners is Ultratop, a program dedicated to the dealer’s employees, including online trainings and campaigns focused on customer services. This program seeks to provide our dealers and their employees with critical skills to ensure an effective management in the LPG retail market and strengthen the qualification of the dealers’ network.

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

Bottle swapping centers. Pursuant to the Self-Regulatory Code, established in 1996 and approved by ANP, the LPG distributors have established 9 operating swapping centers to facilitate the return of the bottles to the appropriate distributor. Under the Self-Regulatory Code, while LPG distributors may pick up any empty LPG bottles tendered by customers in exchange for full LPG bottles, whether or not such empty bottles were put in circulation by that distributor, after October 1997, LPG distributors were not permitted to refill third-party bottles. Accordingly, LPG distributors may deliver third-party bottles to a swapping center where such bottles may be exchanged for bottles placed in circulation by such LPG distributor. The swapping centers currently charge a fee of R$ 0.60 per exchanged LPG bottle.

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

Since 2001, distributors have been allowed to freely establish retail prices, which were previously set by the Brazilian government. Until the end of 2001, the LPG refinery price charged by Petrobras to all LPG distributors was determined by the Brazilian government and was the same for all LPG distributors in all regions of Brazil. Historically, refinery prices have been subsidized by the Brazilian government. In January 2002, the Brazilian government abolished subsidies to refinery prices and Petrobras started to freely price LPG in the domestic market, adopting the international price plus surcharges as its benchmark. However, the Petrobras refinery price of LPG is still subject to the Brazilian government influence when the government deems appropriate. Refinery prices of LPG in Reais remained unchanged from May 2003 to the end of 2007, despite increases in oil and LPG prices in the international markets, which were partially offset by the appreciation of the Real compared to the U.S. dollar, reducing the difference between LPG prices in Brazil and in the international markets. Since 2008, Petrobras has increased LPG refinery prices for commercial and industrial usage sporadically. From 2017 to 2019, LPG refinery prices were adjusted more frequently, as shown below:

	Jan-08	Apr-08	Jul-08	Jan-10	Dec-14	Sep-15	Dec-15	Dec-16	Apr-17	Jul-17	Aug-17
Commercial and Industrial LPG (% adjustment)	15%	10%	6%	6%	15%	11%	4%	12%	-4.0%	-5.2% and 8.0%	7.2%

	Sep-17	Nov-17	Dec-17	Jan-18	Feb-18	Mar-18	May-18	Jul-18	Sep-18	Nov-18	Dec-18
Commercial and Industrial LPG (% adjustment)	2.3% and 7.9%	6.5%	5.3%	-6.3%	-4.6%	-4.2% and 4.7%	7.1% and 3.6%	4.4%	5.0%	-5.6% and -9.2%	-4.7%

	Jan-19	Feb-19	Mar-19	Apr-19	Jul-19	Aug-19	Oct-19	Nov-19	Dec-19
Commercial and Industrial LPG (% adjustment)	-3.4%	-3,0%	6.0%	6.0%	-9.8%	-13.5%	3.0%	0.6%	5.0%

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

In January 2018, the pricing policy for LPG acquisition at refineries was adjusted to soften the transfer of price volatility in the international market to the domestic price. The monitoring period for international prices and currency rates, which dictate the percentages of price adjustment, was the average of the preceding twelve months, rather than monthly variation, and price adjustments became quarterly, rather than monthly. In August 2019, Petrobras terminated the existing policy and price differentiation was ended in November 2019, which resulted in domestic prices for all segments being converted into one single price, as shown below.

The following table shows residential LPG adjustments:

	Jan-18	Apr-18	Jul-18	Nov-18	Feb-19	May-19	Aug-19	Oct-19	Nov-19	Dec-19
Residential LPG (% adjustment)	-5.0%	-4.4%	4.4%	8.5%	1.0%	3.5%	-8.2%	5.0%	4.0%	5.0%

In 2017 and 2018, Petrobras’ average refinery price was US$484 per ton and US$560 per ton, respectively, compared with the average international price of US$409 per ton and US$459 per ton, respectively. In 2019, Petrobras’ average refinery price was US$528 per ton compared with the average international price of US$287 per ton.

As a result of the ongoing COVID-19 pandemic, there has been significant volatility in oil prices, and in March 2020, Petrobras’ average refinery price was US$416 per ton compared with the average international price of US$148 per ton.

Storage of LPG. On December 31, 2019, Ultragaz’s storage capacity was approximately 19.7 thousand tons, including Utingás’ storage capacity. Based on its 2019 average LPG sales, Ultragaz could store approximately 3.5 days of LPG supply. Accordingly, an interruption in the production of LPG may result in shortages, such as the one that occurred during the Petrobras strike in 1995. See “Item 3.D. Key Information — Risk Factors — Risks Relating to Ultrapar and Its Industries”.

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

•	Nacional Gás Butano, a Brazilian LPG distributor, which has been present in the market for more than 60 years.

The following table sets forth the market share of Ultragaz and its competitors in terms of volume according to ANP:

	Year ended December 31,
LPG Distributor	2019	2018	2017
Ultragaz	23.4%	23.5%	23.6%
Liquigás	21.1%	21.4%	21.6%
Supergasbras	20.0%	20.1%	20.2%
Nacional Gás Butano	18.9%	19.4%	19.5%
Others	16.6%	15.6%	15.1%

Total	100.0%	100.0%	100.0%

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

In 2016, the Brazilian LPG market increased by 1.2% compared to 2015, driven by an increase in both segments. The bottled segment grew by 1.2% over 2015, given its resilient nature as an essential good and the bulk segment grew by 1.1% compared to 2015, due to new clients entering this market in 2016. In 2017, the Brazilian LPG market remained stable compared to 2016. The bottled segment increased by 0.6%, and the bulk segment decreased by 1.8%. In 2018, the Brazilian LPG market decreased by 1.0% compared to 2017, mainly driven by the decrease of 1.4% in the bottled segment. In 2019, the Brazilian LPG market decreased by 0.3% compared to 2018. The bottled segment decreased by 0.5%, and the bulk segment increased by 0.4%.

The following graph shows LPG sales volume for the Brazilian market and Ultragaz for the periods indicated:

Source: ANP (volume for 2007 according to Sindigás)

Quality. We were the first Brazilian LPG distributor to receive ISO (International Standards Organization) certification for excellence in quality management, the first LPG distributor in Brazil to receive the State of São Paulo Quality Award (Prêmio Paulista de Qualidade), a recognized quality award in Brazil, and the Best in Management, the highest quality management award in Brazil. We started the search for continuous improvement of processes more effectively, delivering value to the customer through a lean culture.

Income tax exemption status. Brazilian legislation provides a 75% income tax reduction for businesses located in the Northeast region of Brazil, which depends of SUDENE’s formal and previous approval. Ultragaz is entitled to this tax benefit at its filling plants located at Mataripe, Caucaia, Juazeiro, Aracaju and Suape until 2024, 2025, 2026, 2027 and 2027, respectively. The total amount of SUDENE’s income tax exemption for Ultragaz for the years ended December 31, 2019 and 2018 was R$17.1 million and R$12.8 million, respectively. For further information, see Note 9.c to our 2019 consolidated financial statements.

Fuel Distribution

Industry and Regulatory Overview

The Brazilian fuels market comprises the distribution and marketing of gasoline, ethanol, diesel, fuel oil, kerosene and natural gas for vehicles (NGV). In 2019, diesel represented 47% of the fuels distributed in Brazil, followed by gasoline, ethanol, NGV, fuel oils and kerosene, each of which represented 31%, 18%, 2%, 2% and less than 0.01%, respectively.

Growth in the fuel distribution sector has been directly influenced by GDP growth rates and size of light vehicle fleet. GDP growth is the main driver for diesel volume, given that diesel in Brazil is highly used for buses, trucks and agricultural engines. The size of the light vehicle fleet influences the growth in the combined volumes of gasoline, ethanol and NGV, which are basically used for light vehicles. The growth in the size of the car fleet in turn, is highly correlated with credit availability and disposable income. Since 2005, the Brazilian economy has been passing through a structural change with the creation of a larger credit market for consumer goods. However, in recent years, the economic recession has affected the credit availability and levels of disposable income in Brazil. See “Item 5.D. Operating and Financial Review and Prospects—Trend Information”.

In December 2019, credit in Brazil reached 48% of GDP, compared to 47% in December 2018, 47% in December 2017, 49% in December 2016, and 54% in December 2015, which, combined with a growth in disposable income in Brazil in 2019 (although with continued high unemployment rates), had a positive effect on the sales of vehicles in the year. According to ANFAVEA, approximately 2.7 million new light vehicles were registered in Brazil in 2019, an increase of 8% compared to 2018. The average light vehicle fleet increased by 2% in 2019, reaching more than 43 million at the end of the year. Among the total vehicles sold in 2019, 87% were flex-fuel vehicles, which have engines adapted to operate using either gasoline or ethanol, or by any combination of the two, 3% were gasoline-only fueled vehicles, 9% were diesel-only and less than 0.5% were electric vehicles. Since the launching of flex-fuel vehicles in Brazil in 2003, 35 million flex-fuel cars were sold in Brazil.

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

Since January 2008, under the Biodiesel Program, distributors have been required to include a percentage of biodiesel in the volume of diesel sold, in order to reduce greenhouse gas emissions. In addition, this program has also the social purpose of encouraging and developing small agriculture producers of biodiesel raw materials. From January 2008 to June 2008, the biodiesel mix requirement was 2%. On July 1, 2008 and 2009, the biodiesel mix requirement was increased to 3% and to a further 4%, respectively. On January 1, 2010, the biodiesel mix requirement was increased to 5%, on July 1, 2014 to 6% and on November 1, 2014 to 7%. In March 2016, the government enacted Law No. 13,263, which increased the required percentage of biodiesel mix to diesel to 8% until March 2017, reaching 10% in 2019. On October 29, 2018, the National Council of Energy Policy published CNPE 16/2018 Resolution authorizing ANP to increase the biodiesel mix requirement to 15% until 2023, subject to technical testing of engines. As of February 4, 2020, there were 155 fuel distributors authorized by the ANP to operate in Brazil.

Supply. Petrobras is currently the only relevant domestic supplier of oil derivatives, accounting for 99% of Brazilian production. There are currently 17 oil refineries in Brazil, of which Petrobras owns 13. Petrobras’s total refining capacity in 2019 was 344 thousand cubic meters per day. Brazilian refineries are located predominantly in the South and Southeast regions of Brazil. The overall product yield for these refineries in 2019 was 39% diesel, 23% gasoline, 11% fuel oil, 7% LPG and 20% other products, including naphtha. In 2019, 89% of oil derivates was supplied by local refineries and the remaining 11% was imported.

Ethanol is purchased from various producers. In 2019, approximately 35.3 million cubic meters of ethanol were produced, 29% of which was anhydrous ethanol and the rest of which was hydrated ethanol. Brazil’s supply of anhydrous and hydrated ethanol is seasonal and depends mostly on the sugarcane harvest.

Biodiesel is purchased from the many producers of biofuels in Brazil, and its main raw materials are tallow and soy seeds. As of December 31, 2019, there were 41 biodiesel producers, located predominantly in the Midwestern region. Brazil’s biodiesel production in 2019 was 5.9 billion of liters. Since January 2008, which was the first year of the Biodiesel Program, Petrobras has been required to purchase biofuels in auctions promoted by ANP and supply distributors with amounts of biodiesel corresponding to the proportional volume of diesel purchased. This policy aims to prevent distributors from selling diesel without including the minimum required amount of biodiesel.

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

In October 2011, to avoid the gasoline price increase to the end consumer, the Brazilian government decided to simultaneously reduce the CIDE tax of gasoline A from R$230 per cubic meter to R$193 per cubic meter. In November 2011, Petrobras increased gasoline and diesel prices by 10% and 2%, respectively and, simultaneously, the Brazilian government reduced once more the CIDE tax of gasoline A to R$91 per cubic meter and that of diesel from R$70 per cubic meter to R$47 per cubic meter, therefore without affecting final consumer prices.

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

In 2018, fuel costs increased in Brazil as oil prices rose globally and the Real depreciated. As a consequence, at the end of May 2018, the truck drivers started a nationwide strike claiming for a decrease on diesel prices, exemption from tolls on passages without goods, a legal reform among others demands. The strike caused fuels and other consumer goods shortages all over the country. Therefore, the Brazilian government reacted by establishing emergency measures, such as minimum freight price table, reduction of R$460 per cubic meter (or R$0.46 per liter) in diesel price, being R$160 per cubic meter (or R$0.16 per liter) in CIDE and PIS and COFINS tax exemptions and R$300 per cubic meter (or R$0.30 per liter) by the subvention program up to December 31, 2018. Initially, prices were maintained for 60 days, and after this period, they were monthly adjusted according to a parametric formula established by the ANP. The program ended on December 31, 2018. In 2019, Petrobras returned to the previous adjustment policy according to the international market. Therefore, gasoline and diesel prices are set by Petrobras taking into account the international parity price, including international prices and the Real exchange rate, together with margins to remunerate Petrobras for the risks inherent in its business.

The following graphs show the price volatility of fuels acquired by the distributors from the refineries:

Source: Petrobras

Ethanol prices are deregulated, being freely charged by the ethanol producers. In order to curb unfair competitive practices in the ethanol sales, some measures have been taken by the government, supported by Sindicom (formerly Plural) members. In April 2008, it became mandatory for fuel producers and distributors, as well as TRRs, to issue electronic tax invoices in all the states of Brazil. In addition, in June 2008 the government, through the Brazilian Congress, enacted Law No. 11,727/08, based on the Provisional Measure 425 (Medida Provisória 425), which came into force in October 2008. Under this law, two initiatives were imposed to prevent tax evasion: (i) increasing the proportion of collection of PIS and COFINS taxes at distilleries from 25% to 40% and (ii) requiring distilleries to install flow meters (medidores de vazão) to control the output of ethanol, however this initiative was not implemented due to technical aspects. In 2009, ANP started to track sales of methanol. The blending of methanol with ethanol is an example of product adulteration practiced by certain distributors or gas station owners, mainly in the State of São Paulo.

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

In accordance with the publication of Law No. 11,097 on January 13, 2005, the National Biodiesel Program (Programa Nacional de Biodiesel) was created. Since 2008, a certain amount of biodiesel has been required to be added to diesel. In addition, some changes were required in the distributors’ facilities, as well as the restructuring of its logistics. In March 2016, the government enacted Law No. 13,263, which increased the required percentage of biodiesel mix to diesel to 8% until March 2017, reaching 10% up to 2019. On March 1, 2017, the biodiesel mix was 8% and since March 1, 2018, the biodiesel mix requirement is 10%. On October 29, 2018, the National Council of Energy Policy published CNPE 16/2018 Resolution authorizing the ANP to increase the biodiesel mix requirement to 15% until 2023, subject to technical testing of engines.

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

Since 1971, Petrobras has acted in the Brazilian fuel distribution market through its subsidiary BR. BR is the leader in the fuel distribution market, with market share of 24.8% in 2019, according to ANP.

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

The role of the ANP. The ANP is responsible for the control, supervision and implementation of the Brazilian government’s policies with respect to activities related to oil, natural gas and biofuels. The ANP regulates all aspects of the industry, from the exploration and/or production, transportation to the sale of these products, including product quality standards, to the minimum storage capacities required to be maintained by distributors with respect to oil and oil products in Brazil. Prior to 1999, there were no formal requirements imposed by the Brazilian government on the fuel distribution segment. Distributors were only required to register with the national department of fuels or the national Petroleum Agent or the National Agency prior to starting operations. On December 30, 1999, the ANP established through Resolution No. 202, a number of requirements, with which all distributors must comply. In October 2014, the ANP Resolution No. 202 was replaced by Resolution ANP No 58/2014. Under the new rules, a fuel distributor, in order to operate in Brazil, must obtain an operating authorization and meet certain minimum requirements of operation, including:

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

Regulation. Distributors are prohibited from operating service stations, other than for training purposes or for the development and testing of new products and services, and therefore, service stations are operated by independent resellers. Three types of arrangements between distributors and service station operators are generally used in the fuels industry: (i) the distributor owns land, equipment and buildings for a service station and leases to an operator, (ii) a third party owns land, leases it to a distributor who constructs a service station facility or makes improvements to an existing facility and leases the station to an operator and (iii) the operator or a third party owns the land and constructs a service station facility or makes improvements to an existing facility, which is typically financed by the distributor (the most common practice in Brazil). Agreements between distributors and operators of service stations are generally exclusive for a given period. In exchange for being an exclusive reseller, the operator is granted the right to operate under the distributor’s brand name. The agreement might also include provisions related to the leasing of pumps and tanks, layout standards, training, quality control, technical and financial support, marketing and advertising support and franchises for complementary services, such as convenience stores (am/pm) and lubricant servicing franchises (Jet Oil).

Sindicom (formerly, Plural) is the association that represents the interests of major Brazilian fuel distributors, with its members controlling 65% of the Brazilian fuel market in 2019. The association was formed in 1941 and its primary purpose is to promote uniform standards for industry regulation and to provide a forum in which members can discuss matters affecting the industry. Sindicom represents its members in discussions before federal and state governmental bodies and presents its members perspectives on relevant laws and regulations, including those relating to taxation, operations, industrial and occupational safety and environmental protection.

During the 1990s, when the process of deregulation began in the fuel distribution sector in Brazil, a number of parties entered the market with a business model based on cost advantages derived from anticompetitive practices through fuel adulteration and tax evasion, including (i) diluting gasoline by mixing solvents or adding anhydrous ethanol in an amount greater than the permitted by applicable law (anhydrous ethanol has its taxation incorporated into gasoline “A” and is historically cheaper than gasoline), (ii) non-payment of federal taxes on fuels, taxes on gross revenues and state value-added taxes and (iii) selling anhydrous ethanol mixed with water as hydrated ethanol. Such practices have enabled these players, all of them non-Sindicom (formerly Plural) distributors, to increase their market share by charging artificially lower prices also based on artificially lower costs. Sindicom (formerly Plural) distributors, including Ipiranga, have taken, individually and collectively, a number of actions targeted at reducing or eliminating the effects of these anticompetitive and illegal practices.

Among the actions taken were:

(i) significant interaction with the Brazilian judiciary, including holding seminars for judges and prosecutors concerning the problems facing the industry and directly participating in tax litigation involving distributors that are not Sindicom (formerly Plural) members, (ii) sponsorship of the development of a chemical coloring solvent that is added to anhydrous ethanol, in order to prevent the addition of water (and later to be sold as hydrated ethanol), (iii) support of ANP resolution that restricts the sale of hydrated ethanol by producers to distributors and prohibits sales by producers to resellers or end-consumers; (iv) support of ANP resolution that forbids distributors to sell fuels to resellers operating under another brand, except for white-flag dealers, who operate without a brand; (v) contribution to the development of CODIF, a system that electronically controls the collection of value-added taxes on fuel sales, (vi) support in the implementation of electronic invoices at the federal level, concluded in 2008, (vii) support for ANP regulation which established brand definition and the obligation of disclosing the origin of the fuels in order to inhibit certain distributors from using a fake brand (known as cloned stations); and (viii) the suggestion of several other measures, supported by ANP, including focusing the collection of PIS and COFINS on distilleries and the installation of flow meters, which were included in Law No. 11,727/2008. As a result of these efforts, the more regulated market is leading to the weakening of the business model of lower prices based on artificially lower costs and unfair practices, creating a level playing field and increasing sales volume of the formal market.

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

Ipiranga

Ipiranga was established in 1937 and is one of the largest fuel distributors in Brazil, with 19.3% market share in terms of sales volume in 2019, according to ANP. Ipiranga distributes diesel, gasoline, ethanol, NGV, fuel oil, kerosene, ARLA (liquid agent to reduce nitrogen oxides emissions from heavy vehicles), lubricants and greases nationwide through its network of 7,090 service stations and 86 storage terminals as of December 31, 2019.

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

Post the acquisition by Ultrapar, Ipiranga operated in the South and Southeast regions of Brazil only. In March 2009, Ipiranga acquired Texaco gas stations network in Brazil and became a nationwide distributor, operating in all regions of Brazil, including the Northeast, North and Midwest regions where the fuel consumption grows above the national average rate, given the lower car penetration and faster-growing household income compared to other regions. In November 2010, Ipiranga acquired DNP, which distributed fuel in the states of Amazonas, Rondônia, Roraima, Acre, Pará and Mato Grosso through a network of 110 service stations, with 4% market share in the North region of Brazil in 2009 and was the fourth largest fuel distributor in this geographic area.

In August 2016, Ipiranga entered into a joint-venture agreement with Chevron to create a new company in the lubricants business, Iconic, of which Ipiranga and Chevron hold 56% and 44% respectively. Operations commenced on December 1, 2017. The JV combines two complementary and experienced companies in this business, aiming at value creation by sharing best practices and strengthening its position in the competitive Brazilian lubricants market. The combination of the two businesses increases the capillarity of the sales channels in Brazil through Ipiranga’s network, as well as through Ipiranga’s and Chevron’s lubricant distributors network. Currently, Iconic serves more than 5,200 retailers in Brazil through approximately 50 authorized distributors. The company operates three plants, two in the state of Rio de Janeiro and one in São Paulo. Iconic sells lubricants, greases, additives and coolants under Ipiranga and Chevron brands. For the year ended December 31, 2019, Iconic’s sales volume was 280 thousand cubic meters. As of December 31, 2019, Iconic had 613 employees.

Fuel distribution

Ipiranga operates in the retail segment of the fuels distribution market through a network of service stations operating under the Ipiranga brand throughout Brazil. Sales volume from service stations network accounted for 76% of the total sales in 2019. Ipiranga also operates in the business-to-business (B2B) segment with more than seven thousand clients, such as state and municipal governments, industries and cargo and passenger transportation fleet owners. Distribution to B2B represented 24% of Ipiranga’s sales in 2019.

In 2019, the fuel volume sold by Ipiranga decreased 0.8%, with sales volume of diesel decreasing 3.6%. Conversely, the volume of gasoline, ethanol and NGV was 2.5% higher, on year-over-year comparison. Ethanol and NGV grew 14.5% and 1.1% respectively, while gasoline declined 2.7%.

Growth in the fuel distribution sector is directly influenced by GDP growth rates and by the size of the car fleet. See “Item 5.D. Operating and Financial Review and Prospects—Trend Information”. Legislative changes and inspection in the fuel distribution sector in recent years have progressively curbed unfair competition, creating a level playing field in the Brazilian distribution market. Overtime, these improvements should benefit the formal market by capturing the volume from the grey market. See “Item 4.B. Information on the Company—Business Overview—Fuel Distribution—Industry and Regulatory Overview”.

In December 2019, the Renovabio program came into effect. In order to reduce carbon emissions, the program generates credit (CBIO) for biofuel producers and is mandatory for distributors to purchase CBIOs according to their share of CO2 emissions in gasoline and diesel. Despite coming into effect in 2019, Ipiranga was not required to buy CBIOs that year as the target for 2019 is required to be purchased in 2020.

In 2019, 2.7 million new light vehicles were registered according to ANFAVEA, an increase of 8% compared to 2018, with flex fuel cars representing 87% of the total light vehicles registered in 2019. According to ANFAVEA, the average light vehicles fleet in Brazil as of December 31, 2019 was more than 43 million, an increase of 2% from 2018, as a consequence of the 2.7 million new cars registered and a scrapping of 1.7 million cars in 2019.

The table below shows Ipiranga’s sales of fuels by products:

	Year ended December 31,
	2019	2018	2017
	(in thousand cubic meters)
Diesel (by client category)
Retail (service station)	6,168.1	6,377.9	6,317.3
B2B (large consumers and TRR)	5,365.1	5,586.6	5,426.1

Total diesel	11,533.3	11,964.5	11,743.4
Gasoline	7,380.8	7,589.0	8,791.6
Ethanol	3,864.7	3,375.5	2,321.6
Lubricants	279.8	292.4	156.5
Others(1)	435.6	458.2	410.7

Total volume sold	23,494.1	23,679.6	23,458.5

(1)	Includes NGV, fuel oil, kerosene and ARLA.

Retail. Accounting for 76% of the total sales in 2019, the retail segment of the fuel distribution market has a network of 7,090 service stations operating under the Ipiranga brand throughout Brazil.

In 2019, Ipiranga prioritized the return on investment (ROI) in its service stations assets, which resulted in a decrease of 128 stations in its network during the year. As of December 31, 2019, there were 7,090 service stations, of which 932 had the land either owned by Ipiranga or under a long-term lease to Ipiranga and 6,158 owned by third parties. In 2019, 90% of these service stations were located in urban areas, with the remaining 10% located in highways. Furthermore, Ipiranga ended 2019 with 910 eco-efficient service stations (Posto Ecoeficiente — service stations with a set of solutions that reduce the consumption of materials, natural resources and energy of these service stations, including the reduction of waste generated during the construction).

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

B2B. Ipiranga operates in the B2B segment with almost seven thousand clients, such as state and municipal governments, industries and cargo and passenger transportation fleet owners. In 2019, Ipiranga’s ten largest clients in B2B segment accounted for 15% of its revenue and no single customer accounted for more than 4%. Distribution to B2B represented 24% of Ipiranga’s sales in 2019.

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

Distribution infrastructure. Ipiranga operated through 86 storage terminals as of December 31, 2019 that were strategically located to facilitate fast and efficient delivery of its products. There are two types of facilities: primary storage terminals, generally located near the coast and major cities, which are supplied by refineries through pipelines, and secondary storage terminals, which are mainly located inland, and are supplied by primary terminals by railroad or through road transportation for locations not accessible by railroad. Ethanol is supplied to the terminals mostly by road.

Ipiranga has its own fleet of trucks through its transportation company, Tropical, which was responsible for transporting 35% of the volume of fuels sold by Ipiranga in 2019, with the remaining portion of the transportation provided by third parties.

Supply of fuels. Currently, Ipiranga and its competitors purchase the majority of oil-derivative fuels from Petrobras under a formal supply contract that establishes the volume and the terms of supply. The contract with Petrobras is renewed annually and the volume contracted is based on the volume purchased in the previous year. The procedures for ordering and purchasing fuels from Petrobras are generally common to all distributors, including Ipiranga. There have been no significant interruptions in the supply of fuels by Petrobras to the distributors, with the exception of an interruption in 1995 due to a 15-day strike by Petrobras employees. In 2019, 89% of oil derivates was supplied by local refineries and the remaining 11% was imported.

The ethanol fuel market in Brazil consists of corn and sugarcane mills, producing sugar, ethanol and Dried Distillers Grains (DDG). Ethanol production from sugarcane occurs approximately eight months per year and ethanol from corn runs through the whole year. A portion of the production is stored in the distilleries to meet demand during the inter-harvest season. Distilleries produce two types of ethanol: (i) anhydrous ethanol, which must be blended with gasoline and (ii) hydrated ethanol, which is essentially used for flex fuel vehicles.

Ethanol in Brazil is substantially based on sugarcane that can either be used to produce ethanol or sugar. As mentioned, there are also six corn-based ethanol plants currently operating in the Midwest region of Brazil. From an ethanol producer’s perspective, the production ratio between ethanol and sugar is determined based on the respective prices of ethanol in the Brazilian market and of sugar in the international markets, such choice being fundamental for leveraging the profitability of their plant. Although ethanol production is subject to favorable climate conditions, the risk of interruptions in supply is primarily confined to the end of the harvest.

Ethanol producers have been investing in production capacity on the basis of higher fuel consumption and prices, also encouraged by the Brazilian decarbonization program, RenovaBio. The RenovaBio Program is designed to support Brazil’s COP21 goals and was launched in December 2016 by the Ministry of Mines and Energy (MME), instituted as the “National Biofuels Policy”. The rationale behind this Program is to create a market for decarbonization credit for biofuels (CBIO), thus, RenovaBio aims to recognize environmental benefits of biofuels, remunerating the sector’s role in reducing GHG emissions.

Storage of fuels. Ipiranga stores its fuels in large tanks at each of its facilities located throughout the regions in which it operates. Primary facilities receive fuels directly from Petrobras by pipeline and from distilleries by railroad and road transportation, while secondary facilities are supplied by railroad and trucks. See “Item 4.D. Information on the Company—Property, Plant and Equipment”. In 2019, Ipiranga’s storage capacity was 846.5 thousand cubic meters. Based on its 2019 average sales, Ipiranga can store approximately eleven days of fuel supply. Accordingly, an interruption in the production of oil-based fuels for longer than that time period could result in shortages, such as the one that occurred during the Petrobras strike in 1995. See “—The role of Brazilian government”.

In March 2019, Ipiranga was awarded the concession of specific areas in Vitória (ES) and Cabedelo (PB) through the consortia Nordeste and Navegantes, in which Ipiranga holds one third of the total participation, together with BR and Raízen. The concessions require the consortia to build and operate a minimum storage capacity for the Nordeste consortium of 64 thousand cubic meters and initial operations are currently expected to commence during 2020, while the minimum storage capacity of the Navegantes consortium is 66 thousand cubic meters, with initial operation currently expected during 2022. In April 2019, Ipiranga won two concessions in the port of Miramar, in Belém (PA): (i) area BEL02A, through a consortium 50% owned by Ipiranga and 50% owned by Raízen, with a minimum storage capacity of 41 thousand cubic meters, and (ii) area BEL04A, which is currently operated by Ipiranga, therefore maintaining its operation in the region, with minimum storage capacity of 23 thousand cubic meters. These were strategic moves for Ipiranga, which improves logistics efficiency of fuels distribution through its own storage capacity and contributes to better quality services in the respective regions.

am/pm

am/pm convenience store is the third largest franchise network in the country, according to ABF’s (Brazilian franchising association) ranking, with 2,377 stores, a penetration of 34% in the total service stations as of December 31, 2019.

Through its am/pm convenience stores, Ipiranga has been developing initiatives to increase product offerings. In 2010, we announced the launch of private label products, including energy drinks and snacks, and the expansion of the am/pm bakeries, providing to resellers an additional source of income, as well as strengthening the am/pm brand.

With nationwide presence, our bakeries serve fresh products – such as bread, coffee, snacks and hot meals – through more than 100 items, including am/pm branded products. A convenience store with a bakery has the potential to increase revenues by 100% compared to a regular am/pm by offering more products of daily consumption and increasing the flow of costumers in the store. Ipiranga ended 2019 with 934 bakeries.

In 2014, Ipiranga launched a new beer purchase experience through its Beer Cave, which is a walk-in refrigerated container that stores more than 100 brands of beer. Ipiranga ended 2019 with 561 Beer Caves.

In order to strengthen the am/pm convenience stores’ product offerings and operations, Ipiranga launched in 2014 its own supply solution. The am/pm Suprimentos concentrates logistics, sales and customer service of the convenience store main products in just one structure – covering 45% of the products basket and serving approximately 1.4 thousand stores. This initiative aims to streamline the am/pm convenience store’s operation, increase the competitiveness of franchisees and ensure higher-quality product range and higher standardization of products assortment and availability.

At the end of 2019, am/pm Suprimentos operated four distribution centers located in Rio de Janeiro, São Paulo, Paraná and Rio Grande do Sul states, which supply the stores in those states with the main categories of products, except tobacco and ice cream.

Ipiranga presented in São Paulo new configurations of the am/pm store concept in 2015. The new am/pm store models increase the options for complementary revenues to resellers. As of December 31, 2019, there were 5 stores with these new concepts installed in the states of Santa Catarina, São Paulo and Rio de Janeiro.

In 2018, Ipiranga further strengthened the products offered at its am/pm stores with the launch of Wine Cave. An air-conditioned wine cellar that customers can find a wide variety of wines, from 60 to 80 different labels, at the right temperature. As of December 31, 2019, there were 15 Wine Cave units installed in the States of Minas Gerais, São Paulo, Rio de Janeiro, Santa Catarina, Paraná and Amazonas.

In line with its commitment to expand its franchise network, am/pm established proprietary store operations in the southeastern region with 3 stores at the end of 2019. The strategy is to be a test of how the franchise model can be leveraged, predominantly in the southeast, and a transient operation in markets with a low level of brand penetration. In January 2020, we opened the first store in the new am/pm concept in Rio de Janeiro with its own operation. The new concept is based on a new layout, providing a better experience in the consumer’s journey, revision of the food service offering with a focus on improving the profitability of the operation, and adjustments in the operational model providing greater efficiency. The model will be a leap from the previous one, seeking to strengthen its position in the market of proximity stores, with food service and the expanded mix of convenience as strengths of the new model.

The table below shows the highlights of am/pm stores:

2019
Number of gas stations	7,090
Number of stores	2,377
Penetration	34%
Revenues (in millions of Reais)	1,980.6
SKUs	1,300
Average area (in square meters)	58.5

am/pm revenues include a fixed franchising fee and a percentage of total revenues, which generally range between 4% and 8%. We also receive merchandising fees linked to contracts with suppliers, which establish trade agreements for the convenience stores. The model of convenience stores integrated with service stations is complementary, increasing fuel sales by 18%, on average.

Service stations convenience stores’ revenues in the Brazilian markets were R$7.5 billion in 2018 (last data available), a 1.5% growth compared to 2017, according to Sindicom (formerly Plural). We believe the sector has potential for continued growth, mainly due to the shifts in cultural and household habits, such as (i) higher participation of women in the labor market, (ii) the increase of single-person households and smaller apartments, (iii) urbanization, increasing population density and logistical complexity, among others.

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

Jet Oil

The Jet Oil business unit, Ipiranga’s lubricant-changing and automotive specialized service network, is the biggest franchise of automotive services in Brazil and the ninth in ABF (Associação Brasileira de Franquias – Brazilian Franchise Association) ranking among all kind of franchises. Jet Oil ended 2019 with 1,492 franchises.

More than seven thousand oil changes are made at Jet Oil units per day and 65% of the products sold are premium products. Jet Oil units offer an oil change service that features technology and safety, unifying quality products and expert services. These attributes translate Jet Oil’s slogan for consumers: “The full care that your car deserves”. Since 2015, we have modernized 32% of units into an innovative and more technological model, the Jet Oil Digital, a higher-selling version that offers consumers a new digital consumption experience.

Digital products

The digital products area is responsible for developing and marketing Ipiranga’s loyalty program, KMV, and Ipiranga’s digital products, focused on three pillars: innovation, intelligence and transformation.

KMV was created in 2009 and is a pioneer customer loyalty program in the fuel industry through which customers and resellers may redeem rewards and benefits in areas of entertainment, tourism, magazines, airline tickets, car rental and others. With over 32 million participants, KMV has served as an important platform, strengthening relationships with Ipiranga’s customers.
Each year, Ipiranga seeks new initiatives to add further value to the program, maintain current participants and increase the number of new participants. In 2019, more than 22 million products were redeemed at KMV loyalty platform and 28% of customers that filled-up at Ipiranga’s service stations collected points.

Ipiranga developed and launched Abastece Aí (Portuguese for Fill Up Here) in 2016, a mobile payment service app, that seeks to maximize advantages from the integration of platforms to offer even greater convenience and benefits to customers. Through the Abastece Aí app, customers can obtain discounts in exchange for KMV points. In addition, they can receive rewards of their preference and finalize the refueling process by using a unique KMV password in a safe payment method. In 2019, more than 3.4 million customers used the app as a mean of payment and 3.7 times more payments were made through Abastece Aí compared to 2018.

Ipiranga is a well-known and relevant brand in Brazil being considered Top of Mind by Kantas TNS 2019 in the segment. The marketing campaign “Ipiranga: um lugar completo esperando por você” (Portuguese for “Ipiranga: a complete place waiting for you”) was created with the concept of creating a place where customers can find a broader range of products and services to meet their needs. This concept is stimulated on Ipiranga’s communications, especially its TV ads, which includes the catchphrase “Pergunta lá no Posto Ipiranga” (Portuguese for “Ask there at the Ipiranga service station”), commonly used by many Brazilians as a jargon in its daily conversation.

In this context, Ultrapar intends to integrate its two main digital programs, Abastece Aí and KMV, to enhance the customer experience of its digital programs, to create a unified ecosystem of advantages and benefits, integrated with a digital payment solution and great acceptance capillarity, including adoption by other business partners outside service stations.

Competition

Ipiranga’s main competitors in 2019 were:

•

Petrobras Distribuidora S.A. (“BR”), a subsidiary of Petrobras, which has been operating in the Brazilian fuel distribution sector since 1971. BR is the Brazilian market leader and operates throughout the entire country. In December 2017, BR concluded its initial public offering, listing the shares on B3. However, since 2019, as disclosed by BR, Petrobras is no longer the controlling shareholder of BR, even though it continues to hold a significant stake in BR.

•

Raízen Combustíveis S.A. (“Raízen”), a joint-venture between Cosan S.A. (“Cosan”) and Shell International Petroleum Company Limited (“Shell”), a subsidiary of Royal Dutch Shell. Cosan, through its subsidiaries, is the largest producer of sugar and ethanol in Brazil, having entered the fuel distribution market in 2008, when it acquired Esso’s fuel distribution business in Brazil. In June 2011, Cosan established Raízen, a joint-venture with Shell by combining certain of their respective assets, including their respective distribution businesses.

In addition, a number of small local and regional distributors entered the Brazilian fuel distribution market in the late 1990’s, after the market was deregulated, which further increased competition in such market. Moreover, in 2018, some important international players entered the Brazilian fuel distribution market: (i) Glencore Oil Participações Ltda., a Swiss company, through the acquisition of 78% of Alesat; (ii) Total, a French company, through the acquisition of 100% of Zema; (iii) PetroChina, a Chinese company, through the acquisition of 30% of TT Work and (iv) Vitol, a Dutch company, acquired 50% of Rodoil and, subsequently, Rodoil acquired 100% of MegaPetro Petróleo Brasil S.A.. In 2019, Vitol also acquired 50% of Dislub Equador (a company based in Recife in the Northeast of Brazil) and therefore became a nationwide player in the distribution market.

The following table sets forth the market share of Ipiranga and its main competitors based on volume of gasoline, ethanol and diesel sold, according to ANP and Sindicom (formerly Plural) data:

	Year ended December 31,
Distributor(1)	2019	2018	2017
BR Distribuidora	24.8%	26.3%	26.8%
Ipiranga	19.3%	20.2%	20.3%
Raízen	21.0%	20.6%	20.6%
Others	34.9%	32.9%	32.3%

Total	100.0%	100.0%	100.0%

(1)	Volume sold of gasoline, ethanol and diesel.

The retail market for gasoline, diesel and ethanol in Brazil is highly competitive, with similar products and relatively low margins. Therefore, our strategy is to differentiate ourselves in the market by offering value-added services to complement our main products, with the goal of becoming the preferred choice of customers. For more information on Ipiranga’s strategy see “Item 4.B. Information on the Company—Business Overview—Our Strategy—Enhance retail network”. The following graphs show sales volumes for the Brazilian market and Ipiranga for the periods indicated:

¹

Diesel, gasoline, ethanol (Source: ANP and Sindicom) and NGV (Source: Abegás). Information provided by ANP and Sindicom (formerly Plural) are subject to retroactive adjustments and, therefore, can differ from the information contained herein.

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

Since 2002, Ipiranga has adopted its own environmental management system through a program named SIGA, which applies what we believe to be the highest international standards to its policies and practices. Initially focused only on environmental initiatives, in 2009 the program expanded its scope to include areas such as safety, health, quality and social responsibility, in order to align the operations of its terminals to a broader vision of sustainability, becoming SIGA+ (Ipiranga’s management system applied to health, safety, environment, quality and social responsibility). The program included audits in 2010 to verify the results of its implementation and to identify areas of improvement. Since then, SIGA+ grew from 23 operational units audited in 2010 to 58 in 2019, including some offices and all owned storage terminals and joint operated terminals.

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

Petrochemicals and Chemicals

Industry and Regulatory Overview

The petrochemical industry transforms crude oil or natural gas into widely used consumer and industrial goods. The Brazilian petrochemical industry is generally divided in three sectors, depending on the stage of transformation of the petrochemical raw materials. The companies that operate in these different stages are known as first, second and third-generation companies.

First-generation companies. Brazil’s first-generation companies, which are referred to as “crackers”, break down or “crack” naphtha (a by-product of the oil refining process), their principal feedstock, into basic petrochemicals. In Brazil, the crackers supply their naphtha requirements from Petrobras and through imports. Currently, Petrobras is the major Brazilian producer of naphtha. The basic petrochemicals produced by the crackers include olefins, primarily ethylene, propylene and butadiene, and aromatics, such as benzene, toluene and xylenes. Braskem has three naphtha-cracker plants, located in Camaçari, Triunfo and Mauá. Brazil’s naphtha cracker units sell these basic petrochemicals to second-generation companies. The basic petrochemicals, which are in the form of either gases or liquids, are transported to the second-generation companies through pipelines for further processing. This sector passed through a restructuring process, with the emergence of Braskem as the main player and Petrobras as a relevant minority shareholder.

Second-generation companies. Second-generation companies process the basic petrochemicals produced by the crackers to obtain intermediate petrochemicals, such as:

•	polyethylene, ethylene oxide, polystyrene and polyvinyl chloride (PVC), each produced from ethylene;

•	polypropylene, oxo-alcohols and acrylonitrile, each produced from propylene;

•	styrene butadiene rubber (SBR), and polybutadiene, each produced from butadiene;

•	caprolactam, produced from benzene; and

•	purified terephtalic acid (PTA), produced from p-xylene.

The intermediate petrochemicals are produced in solid form (as plastic pellets or powders) and in liquid form and are transported through roads, railroads or by ship to third-generation companies.

Third-generation companies. Third-generation companies, known as transformers, purchase the intermediate petrochemicals from the second-generation companies and transform them into final products, including:

•	polyester—produced from PTA and ethylene glycol (ethylene glycols produced from ethylene oxide);

•	plastics produced from polyethylene, polypropylene and PVC;

•	elastomers produced from butadiene;

•	acrylic fibers produced from acrylonitrile; and

•	nylon produced from caprolactam.

Third-generation companies produce a variety of consumer and industrial goods, including containers and packaging materials, such as bags, film and bottles, textiles, detergents and paints as well as automobile parts, toys and consumer electronic goods.

Petrochemical complexes. The production of first- and second- generation petrochemicals in Brazil centers around three complexes: the Northeast petrochemical complex, the São Paulo petrochemical complex and the Southern petrochemical complex. Each complex has a single first-generation producer or cracker and several second-generation companies.

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

The Southern complex, located in the municipality of Triunfo in the state of Rio Grande do Sul, is based around the raw materials cracker from Braskem. Braskem’s plant in Triunfo has an ethylene production capacity of 1.25 million tons per annum. Oxiteno does not purchase ethylene from Braskem in Triunfo, but purchases C4, a raw material used in the production of Methyl-ethyl-ketone (MEK).

In December 2005, Rio Polímeros S.A. (RioPol), a subsidiary of Braskem located in the state of Rio de Janeiro, started operations of its ethylene production plant based on natural gas. RioPol has an ethylene production capacity of 520 thousand tons per year. All of RioPol’s ethylene production is used in its own polyethylene production.

Role of Petrobras. Naphtha is the raw material used in Brazil for the production of basic petrochemicals such as ethylene and propylene. Petrobras is still the most important naphtha supplier in Brazil, even though its legal monopoly ended in August 2000. See “Item 4.B. Information on the Company—Business Overview—Distribution of Liquefied Petroleum Gas—The role of Petrobras” for a discussion of the termination of the Petrobras monopoly.

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

Moreover, petrochemical companies are subject to the United Nations international treaties and conventions applicable to the jurisdictions where they operate due to the potential use of their products (i) as controlled substances, as defined by various legislations in several jurisdictions, (ii) in the illicit production of narcotic drugs and psychotropic substances under international control, and (iii) in the production of chemical weapons.

The specific controls and the respective enforcement agents may vary from jurisdiction to jurisdiction, but generally include permits, licenses and certificates that are issued by several local authorities.

The sanctions that can be imposed in case of noncompliance with the applicable laws and/or regulations concerning controlled substances may vary at each jurisdiction, but generally include warnings, fines, interdiction, apprehension of products, suspension, cancellation or forfeiture of the corresponding permits, certificates and licenses.

Oxiteno

We operate in the chemical sector through the second-generation company, Oxiteno, a wholly owned subsidiary of Ultrapar and major producer of specialty chemicals. Oxiteno is the only producer of ethylene oxide, ethylene glycols, ethanolamines, glycol ethers and methyl-ethyl-ketone in Brazil, as well as the only producer of fatty alcohol in Latin America. Besides a plant in Venezuela, Oxiteno is the only ethylene oxide producer in South America. Its products are used in a broad range of industrial sectors, such as cosmetics, detergents, crop protection chemicals, polyester, packaging, coatings and oil industry. During the year ended December 31, 2019, Oxiteno sold 734 thousand tons of chemical and petrochemical products.

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

Specialty chemicals. The following table sets forth Oxiteno’s main specialty chemical products and their main uses and markets.

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

Commodity products. The following are Oxiteno’s main commodity products and their principal uses and markets:

Ethylene oxide. Ethylene oxide is a colorless and highly flammable gas at room temperature and atmospheric pressure. Ethylene oxide is produced in a continuous production process by gaseous phase catalytic partial oxidation of ethylene by oxygen at high temperature and pressure. In 2019, Oxiteno used 98% of its ethylene oxide production in the production of derivatives and sold the remaining 2% to other chemical companies.

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

Domestic sales. The Brazilian petrochemicals industry seeks to prioritize demand from the domestic market, where there is greater value added, although sales are also made to the overseas market. While Oxiteno sells the larger part of its commodities and specialty chemicals in Brazil, production capacity exceeds domestic market demand, with Oxiteno exporting surplus production to more than 50 countries in Asia, America, Europe, Africa and Oceania. Oxiteno maintains production capacity above local demand for strategic reasons. For the years ended December 31, 2019, 2018 and 2017, 31%, 29% and 29% of Oxiteno’s net revenue from sales and services, respectively, were from sales outside Brazil. For all the three years ended December 31, 2019, 2018 and 2017, 28% of Oxiteno’s sales volume were from sales outside Brazil.

The following table shows Oxiteno’s domestic market sales volume by market segment for the period indicated:

	Year Ended December 31,
Market sector	2019	2018	2017
	(in thousand tons)
Polyester	141.7	150.5	139.3
Cosmetics and detergents	105.9	108.9	109.8
Crop protection	79.5	86.5	99.9
Distributors	50.6	50.6	55.6
Coatings	47.8	46.7	46.6
EO / DOT (brake fluids)	30.6	31.0	37.4
Performance Products(1)	25.2	27.4	26.9
Glycols	21.6	24.3	22.3
Oil and Gas	20.6	25.9	26.1
Others(2)	4.4	5.4	6.6

Total Brazilian market	527.9	557.3	570.5

(1)	Includes food, civil construction, textiles, leather and paper.
(2)	Includes mineral oils and polymers.

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

Sales outside Brazil. Oxiteno’s export sales are made mainly to customers in the Mercosur, Far East, Europe and NAFTA. In Europe, Oxiteno exports its products mainly to Belgium, the Netherlands, Germany, Italy and France. In the Far East, Oxiteno exports its products mainly to China, Japan, Thailand and Taiwan.

The following table sets forth Oxiteno’s sales by volume for each geographic market served by Oxiteno in the periods indicated:

	Year Ended December 31,
Breakdown of sales volume outside Brazil	2019		2018		2017
	(in thousand metric tons and percentage of the total)
From Oxiteno Brazil
Mercosur (not including Brazil)	41.2	20%	37.1	18%	48.0	22%
Asia	19.9	10%	24.1	11%	20.2	9%
Europe	19.4	9%	17.3	8%	15.9	7%
NAFTA	6.9	3%	14.0	7%	24.9	11%
Other	14.2	7%	15.5	7%	17.8	8%

Sub-Total	101.5	49%	108.0	51%	126.9	58%
From Oxiteno Mexico
Mexico	38.9	19%	36.8	17%	41.6	19%
USA	10.6	5%	19.1	9%	15.9	7%
Other	7.6	4%	5.0	2%	5.4	2%

Sub-Total	57.2	28%	60.9	29%	62.9	29%
From Oxiteno Andina(1)
Venezuela	0.1	0%	1.2	1%	1.4	1%
Other	0.0	0%	0.6	0%	3.3	2%

Sub-Total	0.1	0%	1.8	1%	4.7	2%
From Oxiteno Uruguay
Brazil	14.5	7%	16.2	8%	17.9	8%
Uruguay	6.3	3%	9.4	4%	11.9	5%
USA	1.0	0%	1.1	1%	0.7	0%
Other	17.9	9%	19.2	9%	20.2	9%

Sub-Total	39.7	19%	45.9	22%	50.7	23%
From Oxiteno USA
USA	33.7	16%	31.8	15%	23.0	10%
Other	1.6	1%	1.2	1%	2.7	1%
Sub-Total	35.3	17%	33.0	16%	25.7	12%

Total(1)(2)	205.7	100%	211.5	100%	219.7	100%

(1)	In October 2019, Oxiteno Andina was sold to a buyer in Venezuela.
(2)	Does not include intercompany sales volume.

Oxiteno exports a wide variety of chemical products including glycols, MEK, ethoxylated alkylphenols, glycol ether acetates, glycol ethers, ethanolamines and surfactants.

Since 2003, Oxiteno has focused on expanding its presence in Americas, and on increasing its specialty chemicals sales, creating a closer relationship with its customers. As a first step, in December 2003, Oxiteno acquired Canamex—a Mexican specialty chemicals company (renamed Oxiteno Mexico). In April 2007, Oxiteno acquired the operating assets of Unión Química SA de CV, in San Juan del Río, Mexico. For the year ended December 31, 2019, Oxiteno Mexico’s sales volume totaled 43,387 tons, which represented an 8% increase compared to the year ended December 31, 2018.

In September 2007, Oxiteno acquired 100% of the shares of Arch Andina in Santa Rita, Venezuela (renamed Oxiteno Andina). For the year ended December 31, 2019, Oxiteno Andina’s sales volume totaled 147 tons, representing a decrease of 92% compared to the year ended December 31, 2018. In October 2019, Oxiteno Andina was sold to a buyer in Venezuela.

In April 2012, Oxiteno acquired a specialty chemicals plant in Pasadena, Texas. In September 2018, Oxiteno completed the construction of the new alkoxylation unit in its site in Texas, US. The new facility reaches a production capacity of 120 thousand tons per year in its initial stage. For the year, ended December 31, 2019, sales volume from the plant totaled 35,346 tons, representing an increase of 9% compared to the year ended December 31, 2018.

In November 2012, Oxiteno acquired of 100% of the shares of American Chemical (renamed Oxiteno Uruguay), a Uruguayan specialty chemicals company. For the year ended December 31, 2019, Oxiteno Uruguay’s sales volume totaled 36,496 tons, which represented a 15% decrease compared to the year ended December 31, 2018.

As part of our strategy to grow outside of Brazil, we opened commercial offices in Argentina in 2006, in Belgium in 2008, in Colombia in 2011 and in China in 2012. For further information on our development out of Brazil, see “Item 4.A. Information on the Company—History and Development of the Company—Oxiteno”.

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

In 2019, Oxiteno’s main customers in the domestic market included Monsanto, which mainly purchases ethanolamines, Indústrias Gessy Lever Ltda. (Unilever), which mainly purchase surfactants, MEGlobal and PQS, which mainly purchases glycols and Brenntag a third-party distributor. In the international market, Oxiteno sells both to industrial customers, including Unilever and Procter&Gamble, as well as trading companies and other third-party distributors. In 2019, Oxiteno’s ten largest customers accounted for 33% of its net revenue from sales and services. No single customer accounted for more than 7% of Oxiteno’s net sales in such year.

Competition. Oxiteno competes in the Brazilian market largely with imported products. Since 1990, it has had to operate in an increasingly competitive environment due to imports from international and transnational petrochemical industries. As imported products are mostly commodity chemicals, competition is based principally on price. Importers incur additional costs when selling their products in the Brazilian market, due to import tariffs, which range between 0% and 20% (mainly between 2% and 14%), and additional freight charges. However, factors such as product quality, timely delivery, reliability of supply and technical service and support are also important competitive factors. Because it is a local producer, Oxiteno believes it has a particular competitive advantage over imports with regard to timely delivery and reliability of supply.

In the case of specialty chemicals, pricing is a less decisive competitive factor than with true commodity chemicals, while conformity with specifications, product performance and reliability of service are comparatively more important. Access to technology, technical assistance and research and development are important factors with regard to conformity to specifications and product performance, especially in the development of new products to meet customers’ needs. Oxiteno’s strategy involves ensuring access to technology through its own research and development activity, licensing and joint-ventures, if appropriate opportunities become available. In Mexico, Uruguay and in the USA, Oxiteno produces and sells only specialty chemicals.

Oxiteno’s main competitors are Shell Chemical, Dow Chemical, Clariant, BASF S.A., Solvay and Stepan.

Research and development. Oxiteno carries on a wide range of research and development activities, principally related to the application of specialty chemicals and improvements in production processes. As of December 31, 2019, 154 employees of Oxiteno were engaged in research and development and engineering activities. Oxiteno’s research and development expenditures in 2019, 2018 and 2017 were R$60 million, R$57 million and R$53 million, respectively.

Oxiteno’s investments in research and development have resulted in the introduction of 94 new applications for its products during the last three years. Oxiteno will continue to invest in research and development focused on developing new product applications to meet clients’ needs.

Raw materials. Oxiteno’s principal raw material is ethylene. For the year ended December 31, 2019, ethylene was responsible for 28% of Oxiteno’s variable costs of production and 23% of its total cost of sales and services. Among Oxiteno’s other raw materials, the principal materials include palm kernel oil, C4, butyl alcohol, primary fatty amine and phenol. Supply of ethylene constitutes an entry barrier for new ethylene oxide producers in Brazil since the current production capacity of ethylene by Brazilian crackers is committed to existing second-generation companies, including Oxiteno, and significant investments are needed for the construction of a new cracker. Additionally, ethylene’s transport and storage is complex and expensive because it must be kept at a temperature below -200 degrees Fahrenheit (-100 degrees Celsius) during transportation and storage, therefore importing and exporting of ethylene is generally uneconomical. Accordingly, the naphtha crackers, such as Braskem, are largely dependent for their sales upon the second-generation petrochemical companies, such as Oxiteno, located in the respective petrochemical complexes.

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

In addition, Oxiteno has a supply agreement with Braskem that expires in 2023 at the Mauá plant. The contract establishes and regulates the conditions for the supply of ethylene to Oxiteno based on the international market for this product. The minimum purchase commitment clause is 44,100 tons of ethylene annually. Should the minimum purchase commitment not be met, Oxiteno would be liable for a penalty of 30% of the current ethylene price for the quantity not purchased. The minimum purchase commitment is subject to proportional reduction in the case of scheduled shutdowns in the supplier’s and/or Oxiteno’s facilities. For further information, see “Item 5.F. Operating and Financial Reviews and Prospects—Tabular Disclosure of Contractual Obligations”.

Oxiteno does not maintain storage of ethylene and any unexpected interruptions in supply from the crackers would have an immediate impact on Oxiteno’s production. See “Item 3.D. Key Information— Risk Factors—Risks Relating to Ultrapar and Its Industries”.

First-generation petrochemical companies undergo scheduled maintenance shutdowns. Oxiteno anticipates these shutdowns by building up inventory. Oxiteno also uses these planned shutdowns for regular maintenance work on its own plants or eventual substitution of catalysts or for expansion of installed capacity.

Price of ethylene. The price of ethylene supplied by Braskem to Oxiteno for the production of goods to be sold in Brazil is linked to ethylene contract prices referenced to the North-Western Europe (NWE) markets as from August 2006 to our plant in Camaçari and as from August 2008 to our plant in Mauá.

The following table shows the average ethylene prices referenced to the North-Western Europe (NWE) contract prices:

	NWE
	(US$/ton)	Equivalent to (R$/ton)(¹)
2019
First Quarter	1,133	4,468
Second Quarter	1,197	4,721
Third Quarter	1,113	4,390
Fourth Quarter	1,077	4,250
Maximum Price in Year	1,218	4,804
Minimum Price in Year	1,058	4,174
Year Average	1,130	4,457
2018
First Quarter	1,308	5,069
Second Quarter	1,291	5,001
Third Quarter	1,319	5,111
Fourth Quarter	1,248	4,837
Maximum Price in Year	1,354	5,245
Minimum Price in Year	1,120	4,340
Year Average	1,292	5,005
2017
First Quarter	1,086	3,592
Second Quarter	1,139	3,768
Third Quarter	1,149	3,801
Fourth Quarter	1,212	4,009
Maximum Price in Year	1,249	4,132
Minimum Price in Year	1,049	3,470
Year Average	1,147	3,794

(1)

The figures in U.S. dollars have been converted into Reais using the exchange rate of US$1.00 = R$3.945; US$1.00 = R$3.875 and US$1.00 = R$3.308 for 2019, 2018 and 2017, respectively, which is the commercial rate reported by the Central Bank on that date. This information is presented solely for the convenience of the reader.

As naphtha is the main raw material for the production of ethylene in Brazil, fluctuations in the price of naphtha strongly influence fluctuations in the price of ethylene. Because the main determinant of the price of naphtha is the price of crude oil, the price of naphtha, and thus ethylene, is subject to fluctuations based on changes in the international oil price. The increases in the price of ethylene could affect Oxiteno’s competitiveness in the petrochemical market. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Ultrapar and Its Industry”.

In April 2013, the Brazilian government announced a reduction in the PIS and COFINS taxes levied on certain raw materials for the petrochemical industry (first- and second- generation), including ethylene. The PIS and COFINS paid on raw material procurement, including ethylene, was reduced from 9.25% to 1%. The lower tax rate became effective in May 2013 and has been increasing gradually since then. In 2019, the level of PIS and COFINS taxes levied on the acquisition of ethylene was 5.6%.

Other raw materials. For the year ended December 31, 2019, other raw materials, such as palm kernel oil, C4, butyl alcohol, acetic acid, nonene, phenol, primary fatty amine, ethanol, oxygen, base oils, ammonium and other accounted for approximately 46% of Oxiteno’s variable costs and 38% of its total costs of sales and services.

Oxiteno generally obtains these other raw materials from a variety of sources, except for phenol, which Oxiteno purchases principally from a single supplier, Rhodia Poliamida Especialidades Ltda., and for C4, which is supplied by Braskem in Triunfo.

Utilities. Electric power, steam and natural gas are the main utilities required for Oxiteno’s production. Part of the electricity and steam used by Oxiteno is generated internally and part is purchased from electricity companies and third-party suppliers of steam in the regions where Oxiteno’s plants are located. Natural gas is purchased from local companies. In 2019, electric power represented 2% of Oxiteno’s variable costs.

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

Environmental, health and safety matters. Oxiteno continuously monitors its compliance with federal, state and municipal legislation applicable to its various places of operation. In accordance with applicable law, Oxiteno is strictly and jointly liable for losses and damages of an environmental nature. See “Item 4.B. Information on the Company—Business Overview—Petrochemicals and Chemicals—Industry and Regulatory Overview— Environmental, health and safety standards”.

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

Oxiteno developed an important project to increase the use of renewable raw materials, the oleochemical unit, which uses palm kernel oil, extracted from the palm seed, to produce fatty alcohols and its by-products. After the start-up of the oleochemical unit, the share of renewable raw materials in Oxiteno’s raw materials total costs reached 19% in 2019. In 2010, Oxiteno joined the Roundtable on Sustainable Palm Oil, an organization that works to regulate the sustainable plantation of palm, aiming to strengthen its regional leadership and its sustainability practices.

Income tax exemption status. Brazilian legislation provides a 75% income tax reduction for businesses located in the Northeast region of Brazil, which depends of SUDENE’s formal and previous approval. Oxiteno is entitled to this tax benefit at Oxiteno S/A and EMCA until 2026 and Oleoquímica until 2021. The total amount of SUDENE’s income tax reduction for Oxiteno for the years ended December 31, 2019 and 2018 was R$18.0 million and R$80.1 million, respectively. For further information, see Note 9.c to our 2019 consolidated financial statements.

Storage services for liquid bulk

Ultracargo

Ultracargo is the largest provider of liquid bulk storage in Brazil. Ultracargo stores and handles liquid bulk, mainly chemicals, fuels and vegetable oil. Ultracargo also offers ship loading and unloading services, the operation of pipelines, logistics programming and installation engineering. Ultracargo’s ten largest clients accounted for 72% of its revenues in 2019, with its three largest clients, Braskem, Ipiranga (a related party) and Raízen accounting for 15%, 13% and 12%, respectively, of Ultracargo’s revenues.

Ultracargo’s strategic location of its operations, close to the main Brazilian port terminals, railroad junctions and roads, is one of the company’s main strengths and a key driver of integrated services profitability. As of December 31, 2019, Ultracargo operated storage facilities with a capacity of 814 thousand cubic meters. Ultracargo’s history is one of pioneering logistics solutions in the Brazilian market. As of December 31, 2019, Ultracargo accounted for 67% of all tank capacity for liquids at the Aratu port in the State of Bahia, which serves South America’s largest petrochemicals complex. The company is also present in the port of Santos, in the state of São Paulo, which was responsible for 28% of the Brazilian foreign trade in 2019. The Santos terminal, which started operating in mid-2005, has become the largest storage facility operated by Ultracargo after the integration of the terminals acquired from União Terminais in 2008. In December 2009, with the acquisition of Puma, a storage terminal for liquid bulk located at the port of Suape, in the state of Pernambuco, Ultracargo added 83.4 thousand cubic meters to its current capacity. In July 2012, Ultracargo acquired Temmar from Temmar Netherlands B.V. and Noble Netherlands B.V., subsidiaries of Noble Group Limited. This terminal is located in the port of Itaqui, which added 55 thousand cubic meters to Ultracargo’s capacity. In January 2018, Ultracargo, through its subsidiary Tequimar, entered into a sale and purchase agreement for the acquisition of 100% of the quotas of TEAS, owned by Raízen Energia S.A. and Raízen Araraquara Açúcar e Álcool Ltda., whose assets had already been operated by Ultracargo in the port of Santos. The purchase price of the acquisition was R$103 million. Closing of the acquisition took place on March 29, 2018.

Storage. Ultracargo primarily provides storage services for liquid bulk, especially chemicals, fuels and vegetable oil. Ultracargo provides storage facilities to Braskem and most of the second-generation petrochemical companies in the Northeastern Petrochemical Complex, including Oxiteno. Transactions between Ultracargo and Oxiteno are carried out strictly on an arm’s-length basis.

At the end of 2003, Ultracargo maintained four liquid bulk storage terminals—in Aratu in the state of Bahia, in Paulínia and Santos in the state of São Paulo, and in Suape in the state of Pernambuco. In late 2004, Ultracargo completed the construction of an intermodal terminal in Montes Claros, in the state of Minas Gerais, which was sold to Ipiranga in 2012. With the acquisition of União Terminais in 2008, Ultracargo also started to operate in Paranaguá, in the state of Paraná, and in Rio de Janeiro, in the state of Rio de Janeiro. Since August 2012, Ultracargo has been operating in Itaqui, in the State of Maranhão. In August 2015, Ultracargo’s terminal in Paulínia was permanently closed and, in June 2017, it was sold to a third party.

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

In 2019, Ultracargo’s operational capacity in Santos increased by 84 thousand cubic meters as a result of the retrofit of 38 thousand in July and the repair of 46 thousand cubic meters in September 2019. Ultracargo added 30 thousand cubic meters and 18 thousand cubic meters to Itaqui’s capacity through the implementation of the first and second phase, out of three phases, of its expansion in October 2019 and in January 2020, respectively. Also, in 2019, Ultracargo won a bid in Vila do Conde’s port located in Barcarena, state of Pará. The minimum storage capacity will be 59 thousand cubic meters, expected to start its operation in 2023. Ultracargo incorporated Tequimar Vila do Conde Logística Portuária S.A. in 2019 in connection with Vila do Conde’s concession. See “Item 4.A. Information on the Company — History and Development of the Company — Ultracargo”.

Quality. In 2002, Santos and Rio de Janeiro’s terminals obtained the ISO 14001 certification and the OHSAS 18001 certificate in the next year. In 2007, Ultracargo’s terminal in Aratu obtained an ISO 14001 certification and then, in 2012, obtained the OHSAS 18001 certificate. In 2011, Suape terminal obtained an ISO 14001 certification and the OHSAS 18001 certificate in the next year. In 2015, Itaqui terminal obtained both ISO 14001 and OHSAS 18001 certifications. Since then, Ultracargo’s terminals have undergone several re-certification processes, most recently in 2018. The evaluation process occurred under a unified Quality Management System for the entire country. In 2014 and 2016, the Aratu terminal was recognized for its performance in Health, Safety and the Environment by Industrial Development Committee of Camaçari (Cofic).

Income tax exemption status. Brazilian legislation provides a 75% income tax reduction for businesses located in the Northeast region of Brazil, which depends on SUDENE formal and previous approval. Ultracargo’s terminals at Aratu, Suape and Itaqui are entitled to the tax benefit up to 2022, 2020 and 2025, respectively. The total amount of SUDENE’s income tax exemption for the years ended on December 31, 2019 and 2018 was R$8.2 million and R$14.8 million, respectively. For further information, see Note 9.c to our 2019 consolidated financial statements.

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

Brazilian drugstores’ total revenues, according to data from IQVIA, were R$121 billion in 2019, a 8% growth compared to 2018. We believe the sector has potential for continued growth, mainly due to the aging population, greater access to medicines, especially due to the growing prominence of generic drugs, the growing demand for personal care, wellness and beauty products in drugstores, and higher levels of disposable income among consumers in the longer term. In addition, consolidation of the sector, supported by increasing market formalization and consequent investments, is in its early stages, with the top five drugstore chains in Brazil accounting for only 29% of the overall market revenues in 2019, according to ABRAFARMA. According to IQVIA, there were approximately 79 thousand drugstores in Brazil in 2019.

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

According to ABRAFARMA, the sale of medicines accounted for 68% of the total sales of its members in the retail pharmacy business in Brazil in 2019, and products other than medicines accounted for the remaining 32% of the sales. Sales of OTC products during the winter are usually higher than in warmer seasons, while sales of personal care products during the summer are usually higher than in other seasons.

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

As of December 31, 2019, Extrafarma operated 416 drugstores in eleven states of Brazil (125 in Pará, 11 in Amapá, 3 in Tocantins, 91 in Ceará, 56 in Maranhão, 35 in Pernambuco, 20 in Bahia, 16 in Rio Grande do Norte, 6 in Paraíba, 5 in Sergipe and 48 in São Paulo). Extrafarma operates three distribution centers: Benevides, in the state of Pará; Aquiraz, in the state of Ceará; and Guarulhos, in the state of São Paulo, which are responsible for supplying all of our stores.

Extrafarma operates both in the retail and wholesale of pharmaceutical products. In 2019, Extrafarma’s gross revenues reached R$2.2 billion, of which the retail business represented 94% and the wholesale business represented 6%.

Extrafarma’s main strategy is focused on the retail business, which is responsible for the larger share of its revenues. Within this business, Extrafarma’s product mix consists of all the main types of pharmaceutical products (branded medicine, generic medicine, similar medicine and OTC) in addition to personal care products and convenience products. In 2019, out of Extrafarma’s revenues in the retail business, branded medicines represented 35%, generic/similar medicines represented 15%, OTC 14%, personal care products represented 19% and convenience products represented 17%.

On the wholesale side, Extrafarma operates as a distributor of both pharmaceutical and personal care products. It purchases the products from manufacturers and sells them to other drugstore chains and independent retailers, which are serviced through Extrafarma’s own and leased truck fleet. As of December 31, 2019, the average payment term of Extrafarma’s sales to independent retailers was 56 days.

In January 2016, Extrafarma remodeled its loyalty program and renamed it Clube Extrafarma. The program provides immediate discounts on purchases, in addition to accumulating 1 point for each R$1 spent. Points received by Extrafarma’s customers may be exchanged during the period of 6 months for significant discounts in store products, pre-paid mobile phone credits, Ipiranga’s KMV and Multiplus Fidelidade. As of December 31, 2019, Clube Extrafarma had 10.1 million clients registered.

See “Item 4.A. Information on the Company — History and Development of the Company — Extrafarma”.

Competition. The consolidation process of the retail pharmacy business is in its early stages.

The drugstore chains associated with ABRAFARMA represented an estimated 44% of the total revenue in the sector in 2019. There were more than 20 drugstore chains associated with ABRAFARMA in 2019. According to ABRAFARMA, the main players in Brazil are Raia Drogasil, DPSP, Pague Menos, Araújo and Panvel.

Oil Refining

RPR consists of a refinery in the city of Rio Grande, in the state of Rio Grande do Sul, in the Southern region of Brazil. The refinery’s nominal capacity is 17,000 barrels per day, and its principal products include gasoline, diesel, naphtha, fuel oil, LPG, special oils, pentanes and solvents. In 2019, the average production of the refinery was 15,394 barrels per day, which represented 91% of its nominal capacity and less than 1% of the total Brazilian oil refining capacity, according to ANP data. Ultrapar currently owns approximately one third of the capital of RPR. See “Item 4.A. Information on the Company—History and Development of the Company—Ipiranga”. RPR’s results are accounted for using the equity method, as share of profit of joint-ventures and associates. Results generated by the oil refining operations are not significant to Ultrapar. In 2019, the share of profits from RPR operations recognized into Ultrapar’s results amounted to R$10.7 million, corresponding to approximately 3% of Ultrapar’s consolidated net income for the year.

In October 2016, a new price dynamic for gasoline and diesel was established with the objective of, amongst other aspects, fluctuating prices according to international references. Therefore, gasoline and diesel prices became directly influenced by the international prices and the Real/U.S. dollar exchange rate. In July 2017, the new price dynamic was updated in order to make daily price adjustments based on international references and the Real/U.S. dollar exchange rates. In the fourth quarter of 2017, operating margins for refining activities were negatively impacted by the increase in crude oil prices internationally, as a reflection of the reduction of oil production by OPEC countries. As a result of the truck drivers’ strike in May 2018, the Brazilian Government announced, among other measures, a significant drop in diesel prices, a combination of tax reduction and a subvention program that lasted until December 31, 2018. These measures resulted in a narrowing margins in the refining activity in 2018. In 2019, the drop in the average price of Brent oil, combined with a favorable window for imports, especially for gasoline, led to a small reduction in refinery margins.

As described above, gasoline and diesel sales prices in Brazil are directly influenced by international prices. During the first quarter of 2020, sales prices of diesel decreased 31% and sales price of gasoline decreased 43%, as a result of a significant and rapid decrease in demand for fuels caused by the ongoing COVID-19 pandemic and the actions being taken to combat this. In addition to lower sales demand for fuels, the rapid decrease in the price of gasoline and diesel has impacted the selling margins of RPR because the price of gasoline and diesel outputs is determined based on current market prices, whereas the crude oil purchased as the input for the refinery process was purchased earlier at a higher price prior to when the significant price decreases occurred.

Insurance

We maintain insurance policies covering all the facilities of our wholly owned subsidiaries, which we consider appropriate to cover the risks to which we believe we are exposed, including but not limited to loss and damage from fire, lightning, explosion of any nature, windstorm, plane crash and electrical damage. The maximum compensation values based on the maximum possible loss that could result from specific location, as of December 31, 2019, are shown below:

Maximum compensation value(*)
Oxiteno	US$1,142
Ipiranga	R$1,025
Ultracargo	R$949
Ultragaz	R$266
Extrafarma	R$160

(*)	In millions. In accordance with our policies terms and conditions.

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

The following chart shows our organizational structure(1) for our principal subsidiaries as of December 31, 2019:

ULTRA
100%V
100%T
33,20%V
33,20%T
OXITENO
ULTRACARGO
ULTRAPAR INTERNATIONAL
Ipiranga
IPP
RPR (3)
OLEO QUÍMICA
100%V
100%T
OXICAP
25%V
25%T
OXITENO ARGENTINA
100%V
100%T
OXITENO SHANGHAI
99%V
99%T
EMCA
99%V
99%T
OXITENO URUGUAY
100%V
100%T
QUÍMICA BAHIA
50%V
50%T
100%V
100%T
OXITENO COLÔMBIA
OXITENO EUROPE
OXITENO MÉXICO
GLOBAL PETROLEUM
100%V
100%T
CORPORATIVOS
OXITENO USA
INDUSTRIALES
TEQUIMAR
99%V
99%T
TEQUIMAR VILA DO CONDE (6)
99%V
99%T
TEAS
100%V
100%T
UNIÃO VOPAK (4)
50%V
50%T
2%V
2%T
1%V
1%T
1%V
1%T
21%V
21%T
extrafarma
100%V
100%T
8%V
8%T
IPIRANGA LOGÍSTICA
100%V
100%T
TROPICAL TRANSPORTES
100%V
100%T
ICORBAN
99%V
99%T
IPIRANGA TRADING
100%V
100%T
OIL TRADING
100%V
100%T
TRANSP. SUL BRASILEIRA DE GÁS
25%V
25%T
CONECTCAR
50%V
50%T
AMPM
100%V
100%T
MILLENIUM
11%V
11%T
89%V
89%T
IPIMOB
100%V
100%T
IMAVEN
100%V
100%T
INTEGRA FROTAS
100%V
100%T
NORDESTE LOGÍSTICA I (8)
33%V
33%T
ICONIC LUBRIFICANTES (5)
56%V
56%T
NORDESTE LOGÍSTICA II (8)
33%V
33%T
LATITUDE LOGÍSTICA PORTUÁRIA (7)
50%V
50%T
NORDESTE LOGÍSTICA III (8)
33%V
33%T
NAVEGANTES LOGÍSTICA (8)
33%V
33%T
32%V
32%T
BAHIANA
100%V
100%T
UTINGÁS (2)
57%V
57%T
LPG
100%V
100%T
PLENOGÁS
33%V
33%T
CIA ULTRAGAZ
99%V
99%T
ULTRAGAZ COMERCIAL
99%V
99%T
METALPLUS
33%V
33%T
SERMA
25%V
25%T
9%V
9%T
OFFSHORE
ON SHORE

(1)	Percentages represent approximate ownership of voting share capital and total capital (voting capital/total capital).
(2)	Non-controlling interests in Utingás are mainly held by Liquigás Distribuidora S.A. and SHV Gas (31% and 8% of total capital, respectively).
(3)	Other shareholders of RPR are Petrobras and Braskem, each holding 1/3 of the voting shares.
(4)	União Vopak — a company jointly owned by Tequimar and Vopak Brasil S.A.
(5)	Iconic — an association between Ipiranga and Chevron.
(6)	Tequimar Vila do Conde — a company incorporated on May 20, 2019 due the concession of the port of Vila do Conde.
(7)	Latitude Logística Portuária — a company jointly owned by Ipiranga and Petróleo Sabbá S.A.
(8)	Other shareholders of Nordeste Logística I, II and II and Navegantes Logística are Raízen Combustíveis S.A and Petrobras, each holding 1/3 of the voting shares.

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

We conduct petrochemical and chemical activities through our wholly-owned subsidiary, Oxiteno. Oxiteno operates in the petrochemical and chemical sector directly and through its subsidiaries, Oleoquímica, EMCA, Oxiteno Mexico and Oxiteno Uruguay. Oxiteno directly operates plants located in the state of São Paulo, in Camaçari, in the state of Bahia, and in Triunfo, in the state of Rio Grande do Sul. Oleoquímica and EMCA also operate in the Camaçari plant. Oxiteno Mexico operates three plants in Mexico and one plant in the United States through Oxiteno USA. Oleoquímica is the subsidiary through which we built a fatty alcohol plant in Camaçari. Oxiteno Uruguay, acquired in November 2012, operates one plant located in Uruguay.

We conduct liquid bulk storage business through our wholly-owned subsidiary, Ultracargo, which operates through its subsidiary Tequimar. Tequimar maintains storage facilities at six terminals, of which two are located near the main petrochemical complexes in Brazil, Camaçari and São Paulo.

On January 31, 2014, we closed the Extrafarma Transaction, pursuant to which Extrafarma became our wholly owned subsidiary. Extrafarma operates a retail and wholesale pharmacy business in the North, Northeast and Southeast regions of Brazil. See “Item 4.A. Information on the Company—History and Development of the Company—Extrafarma”.

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

On January 30, 2018, the Company through its subsidiary Tequimar entered into a sale and purchase agreement for the acquisition of 100% of the quotas of TEAS, owned by Raízen Energia S.A. and Raízen Araraquara Açúcar e Álcool Ltda., which were operated by the subsidiary Tequimar in the port of Santos. The closing of the acquisition took place on March 29, 2018.

Except for Oxiteno Mexico, Oxiteno USA and Oxiteno Uruguay, all of our material subsidiaries are incorporated under the laws of Brazil.

For further information, see “Item 4.A. Information on the Company—History and Development of the Company”.

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

The following table sets forth the total storage capacity, total filling capacity during 2019 and the 2019 average filling utilization for each of Ultragaz’s primary and secondary filling stations and satellite stations.

Base	Type	Total storage capacity	Filling capacity		2019 average filling utilization rate
		(in tons)	(in tons per month)
Aracajú	Secondary	240	4,680		72%
Araçatuba	Satellite	180
Aracruz	Secondary	120	4,680		26%
Araraquara	Satellite	60
Araucária	Primary	240	9,360		80%
Barra de São Francisco	Secondary	360	2,496		54%
Barueri	Secondary	1,500	5,720		69%
Bauru	Satellite	60
Betim	Secondary	480	9,360		50%
Blumenau	Satellite	60
Canoas	Secondary	600	4,680	(2)	85%
Capuava	Primary	720	14,040		39%
Cascavel	Satellite	120
Caucaia	Secondary	420	7,020	(1)	75%
Caxias do Sul	Satellite	60
Chapecó	Satellite	60
Florianópolis	Satellite	60
Goiânia	Secondary	360	5,720		68%
Imbiruçu	Primary	372
João Pessoa	Satellite	60
Joinville	Satellite	60
Juazeiro	Secondary	180	4,680		55%
Londrina	Satellite	60
Mataripe	Primary	1,025	17,700	(1)	72%
Mauá	Satellite	720
Paulínia	Primary	2,260	9,360		77%
Pirajá – Salvador	Satellite	60
Ponta Grossa	Satellite	60
Pouso Alegre	Satellite	60
Ribeirão Preto	Secondary	180	4,680		71%
Rio de Janeiro	Primary	720	5,720	(1)	98%
Santos	Primary	2,400	3,900		39%
São José do Rio Preto	Satellite	60
São José dos Campos	Primary	960	5,720		49%
Sorocaba	Satellite	120
Suape	Primary	480	5,720		124%

Total		15,537	125,236		67%

(1)	These facilities operated with more than one 8-hour shift per day.
(2)	Canoas facilities operated with one 8-hour shift per day in 2019.

Note: Facilities with more than 100% average filling utilization rate operated during and outside of normal business hours.

In addition, Ultragaz maintains headquarters in the city of São Paulo and regional offices in the areas in which it operates.

Ipiranga

Distribution of fuels is carried out through an extensive network of primary and secondary storage terminals. Primary storage terminals are generally located near refineries and are used as storage terminals for products to be transported either to secondary storage terminals or to large customers and TRRs. Distributors own their storage terminals (Owned), lease space in third parties’ storage terminals (Third Party Agreement—TPA) or participate in pools (Joint-Operated terminals—JO) that serve two or more distributors. The following table sets forth the total storage capacity and ownership structure for each of Ipiranga’s primary and secondary facilities in 2019.

Storage Terminal	Type	Owner Structure of Storage Teminal	Storage Capacity (cubic meters)
Açailândia	Secondary	JO operated by others(2)	2,804
Araucária	Primary	TPA(1)	850
Araucária	Primary	JO operated by others(2)	48,642
Bagé	Secondary	Owned	6,727
Barcarena	Primary	Owned	9,097
Barueri	Primary	TPA(1)	5,550
Barueri	Primary	Owned	24,198
Bauru	Secondary	Owned	3,288
Belém	Primary	Owned	21,257
Belém	Primary	TPA(1)	1,200
Betim	Primary	JO operated by Ipiranga(2)	11,394
Betim	Primary	JO operated by others(2)	7,193
Biguaçu	Primary	TPA(1)	2,313
Brasília	Primary	JO operated by others(2)	6,406
Cabedelo	Primary	TPA(1)	7,464
Campo Grande	Secondary	Owned	6,019
Campos	Secondary	JO operated by Ipiranga(2)	3,586
Canoas	Primary	Owned	42,917
Canoas	Primary	TPA(1)	200
Cascavel	Secondary	Owned	4,133
Caxias	Primary	Owned	37,878
Caxias	Primary	JO operated by others(2)	7,975
Chapecó	Secondary	TPA(1)	2,100
Cruz Alta	Secondary	Owned	5,540
Cubatão	Primary	Owned	11,093
Cubatão	Primary	TPA(1)	780
Cuiabá	Secondary	Owned	1,578
Fortaleza	Primary	TPA(1)	4,560
Goiânia	Primary	TPA(1)	2,685
Goiânia	Primary	JO operated by others(2)	7,818
Governador Valadares	Secondary	Owned	5,451
Guamaré	Primary	JO operated by others(2)	2,570
Guaramirim	Primary	TPA(1)	402
Guarapuava	Secondary	Owned	5,674
Guarulhos	Primary	TPA(1)	3,080
Imbiruçu	Primary	JO operated by Ipiranga(2)	4,277
Itabuna	Primary	TPA(1)	245
Itacoatiara	Primary	TPA(1)	20,000
Itaituba	Secondary	Owned	1,356
Itajaí	Primary	TPA(1)	923
Itajaí	Primary	JO operated by Ipiranga(2)	7,848
Jequié	Primary	JO operated by others(2)	4,208

Storage Terminal	Type	Owner Structure of Storage Teminal	Storage Capacity (cubic meters)
Juazeiro	Secondary	JO operated by others(2)	1,710
Lages	Secondary	TPA(1)	1,310
Londrina	Secondary	JO operated by Ipiranga(2)	5,828
Luis Eduardo Magalhães	Secondary	TPA(1)	310
Macapá	Primary	JO operated by Ipiranga(2)	3,149
Maceió	Primary	JO operated by Ipiranga(2)	6,004
Manaus	Primary	Owned	7,653
Manaus	Primary	TPA(1)	200
Marabá	Secondary	TPA(1)	1,183
Maringá	Secondary	TPA(1)	7,453
Montes Claros	Secondary	Owned	5,187
Munguba	Secondary	Owned	12,391
Ourinhos	Secondary	Owned	9,910
Paranaguá	Primary	TPA(1)	90,000
Passo Fundo	Primary	JO operated by Ipiranga(2)	8,964
Paulínia	Primary	Owned	10,286
Paulínia	Primary	JO operated by Ipiranga(2)	30,603
Porto Nacional	Secondary	TPA(1)	2,790
Porto Velho	Secondary	Owned	9,092
Pres. Prudente	Secondary	Owned	4,124
Ribeirão Preto	Primary	JO operated by others(2)	11,744
Rio Grande	Primary	TPA(1)	3,466
Rondonópolis	Secondary	Owned	10,708
Santa Maria	Secondary	Owned	5,807
Santarém	Secondary	Owned	3,972
Santos	Primary	TPA(1)	60,000
São Caetano	Primary	Owned	25,182
São Francisco do Conde	Primary	TPA(1)	3,541
São José do Rio Preto	Secondary	JO operated by others(2)	1,772
São José do Rio Preto	Secondary	Owned	8,384
São José do Rio Preto	Secondary	Owned	2,084
São José dos Campos	Primary	JO operated by others(2)	8,239
São José dos Campos	Primary	TPA(1)	1,570
São Luis	Primary	TPA(1)	43,910
São Luis	Primary	JO operated by Ipiranga(2)	14,329
Sinop	Secondary	TPA(1)	95
Suape	Primary	TPA(1)	30,450
Suape	Primary	JO operated by others(2)	11,024
Teresina	Secondary	JO operated by others(2)	4,568
Uberaba	Primary	TPA(1)	740
Uberlândia	Primary	JO operated by others(2)	5,666
Vila Velha	Primary	TPA(1)	9,170
Vilhena	Secondary	Owned	846
Vitória	Primary	TPA(1)	7,836

Total			846,529

(1)	Third party agreements
(2)	Joint-operated with other distributors

Oxiteno

Oxiteno has six plants in Brazil: Camaçari plants in the Northeast complex, Mauá plant in the São Paulo complex, Triunfo plant in the Southern complex and Tremembé and Suzano plants in the state of São Paulo.

The following table sets forth the current ethylene oxide production capacity of Oxiteno’s plants in Brazil as of December 31, 2019.

Units	Capacity
(in tons per year)
Camaçari	350,000
Mauá	90,000
Tremembé	—
Triunfo	—
Suzano	—

Total	440,000

Ethylene oxide is primarily an intermediate material used in the production of ethylene oxide derivatives — only 1% of Oxiteno’s sales volume in the year ended December 31, 2019 were ethylene oxide. Therefore, Oxiteno’s total production output may not be determined by adding the capacities of ethylene oxide and its derivatives.

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

In 2019, the Camaçari plant operated at 44% of its production capacity. The plant had planned stoppages for regular maintenance.

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

In 2019, the Mauá plant operated at 38% of its production capacity.

Tremembé plant. The Tremembé plant, located at Bairro dos Guedes, Tremembé, in the state of São Paulo, has three principal production units, a sulfonation/sulfation unit and two multipurpose units. The Tremembé plant commenced production in 1970 and was subsequently acquired by us in 1985.

The following table shows the current capacity of the principal units at the Tremembé plant.

Units	Capacity
	(in tons per year)
Esterification	10,000
Specialties	19,000
Sulfonation/Sulfation	16,000	(1)
Betaines	10,000
Hydraulic fluids	3,200
Naphthalenes Sulfonates	5,000
Agricultural Blends	15,000

(1)	Capacity adjusted for 100% active matter.

In 2019, the Tremembé plant operated at 41% of its production capacity.

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

In 2019, the Suzano plant operated at 62% of its production capacity.

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

In 2019, the Triunfo plant operated at 57% of its production capacity.

With the acquisition of Oxiteno Mexico (formerly Canamex) in December 2003 and Unión Química in 2007, Oxiteno acquired three specialty chemical plants in Mexico. As of December 31, 2019, the Coatzacoalcos plant had a production capacity of 86 thousand tons per year of ethoxylates and 8 thousand tons per year of alkyphenols; the Guadalajara plant had a production capacity of 32 thousand tons per year of specialty chemicals and San Juan del Río had a production capacity of 8 thousand tons per year of specialty chemicals. In 2019, the Guadalajara, the Coatzacoalcos and San Juan del Río plants operated at an average rate of 65%, 59% and 84% of their production capacity, respectively.

With the acquisition of Oxiteno Andina in September 2007, Oxiteno acquired a specialty chemical plant in Venezuela. As of October 31, 2019, the Santa Rita plant had a production capacity of 70 thousand tons per year of ethoxylates. In October 2019, Oxiteno Andina was sold to buyer in Venezuela.

Oxiteno acquired a specialty chemical plant in Pasadena, Texas in April 2012. As of December 31, 2019, the Pasadena plant had a production capacity of 152 thousand tons per year of specialty and agricultural blends. In 2019, Pasadena plant operated at an average rate of 22% of its production capacity.

With the acquisition of Oxiteno Uruguay in November 2012, Oxiteno acquired a specialty chemical plant in Montevideo, Uruguay. As of December 31, 2019, the Montevideo plant had a production capacity of 63 thousand tons per year of specialty chemicals and operated with 42% of its production capacity.

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

Ultracargo

The following table sets forth the principal products stored at, and the storage capacity operated by, Ultracargo’s facilities at December 31, 2019, and the average utilization of Ultracargo’s facilities during 2019.

Facility	Capacity (in cubic meters)	Average utilization %(2)	Product Lines
Aratu (Bahia)	218,190	102%	Chemicals, ethanol, vegetable oils, corrosives, and fuels
Suape (Pernambuco)	157,910	142%	Chemicals, ethanol, corrosives, and fuels
Itaqui (Maranhão)	85,280	130%	Ethanol and fuels
Santos (São Paulo)(1)	306,775	86%	Chemicals, ethanol, lubricants, fuels, and corrosives
Rio de Janeiro (Rio de Janeiro)	17,247	105%	Corrosives and lubricants
Paranaguá (Paraná)	28,263	60%	Corrosives and vegetable oils
Total	813,665	105%

(1)

152 thousand cubic meters of effective capacity at our Santos facilities have been interrupted due to the fire accident in April 2015. In June 2017, Ultracargo resumed operations with 67.5 thousand cubic meters. In September 2019, 46 thousand cubic meters interrupted by the fire accident were repaired and an additional 38 thousand cubic meters were retrofitted. Please see “Item 4.A. Information on the Company—History and Development of the Company—Ultracargo —Fire at storage facilities in Santos”.

(2)	Based on an estimated turnover of products for each terminal.

Extrafarma

As of December 31, 2019, Extrafarma operated 416 drugstores and 3 distribution centers in the North, Northeast and Southeast regions of Brazil.

The following tables set forth the breakdown per region of Extrafarma’s drugstores and the capacity for each of Extrafarma’s distribution centers as of December 31, 2019:

Location	# of stores
North	139
Pará	125
Amapá	11
Tocantins	3
Northeast	229
Ceará	91
Maranhão	56
Pernambuco	35
Bahia	20
Rio Grande do Norte	16
Paraíba	6
Sergipe	5
Southeast	48
São Paulo	48

Total	416

Distribution center	Area (in square meters)	Height (in meters)
Benevides (Pará)	9,777	13.0
Aquiraz (Ceará)	7,500	12.3
Guarulhos (São Paulo)	9,874	12.0
Total	27,151

Collateral

As of December 31, 2019, Ultrapar had no debt secured by property, plant and equipment.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

You should read this discussion together with our audited consolidated financial statements, including the notes thereto, and other financial information included elsewhere in this annual report and in conjunction with the financial information included under “Item 3.A. Key Information—Selected Consolidated Financial Data”.

Our audited consolidated financial statements included herein were prepared in accordance with IFRS and include our consolidated Statements of Financial Position as of December 31, 2019, 2018 and 2017 and our consolidated Statements of Profit or Loss, Statements of Comprehensive Income, Statements of Changes in Equity and Statements of Cash Flows for the years ended December 31, 2019, 2018 and 2017, as well as notes thereto.

Overview

With more than 80 years of history, Ultrapar occupies positions of leadership in the five business segments in which it operates:

•	LPG distribution, conducted by Ultragaz;

•	fuel distribution, conducted by Ipiranga;

•	chemicals production, conducted by Oxiteno;

•	storage services for liquid bulk, conducted by Ultracargo; and

•	retail pharmacy business, conducted by Extrafarma.

Ultragaz distributes LPG to residential, commercial and industrial market segments. Ipiranga distributes gasoline, ethanol, diesel, NGV, fuel oil, kerosene and lubricants through a network of 7,090 service stations and directly to large customers. Oxiteno produces ethylene oxide and its principal derivatives, and is also a significant producer of specialty chemicals, particularly surfactants. It manufactures approximately 1,000 products used in various industrial sectors such as cosmetics, detergents, crop protection chemicals, packaging, textiles and coatings. Ultracargo is the largest provider of storage for liquid bulk in Brazil, with six terminals and storage capacity of 814 thousand cubic meters. As of December 31, 2019, Extrafarma operated 416 drugstores in eleven Brazilian states.

Impact of ongoing COVID-19 pandemic

A novel strain of coronavirus, COVID-19, was first identified in China in December 2019 and became a global pandemic in March 2020. The COVID-19 pandemic has had, and continues to have, a material impact on businesses around the world, including ours, and the economic and political environments in which businesses operate. Our results of operations may be negatively impacted by the ongoing COVID-19 pandemic.

See “Item 3.D. Key Information—Risk Factors—Risks Relating to Ultrapar and Its Industries— Our businesses may be materially and adversely affected by the outbreak of communicable diseases, such as the ongoing COVID-19 pandemic, or other epidemics or pandemics”, and other risk factors included herein and “—Trend Information” below.

Brazilian economic background

Since most of our operating businesses are located in Brazil, we are significantly affected by Brazil’s economic and social conditions, including, but not limited to, gross domestic product (“GDP”), growth rates, credit availability and disposable incomes, the domestic rate of inflation and exchange rate fluctuations.

Gross domestic product. In 2015, Brazilian GDP decreased 3.5%, influenced by a challenging domestic environment which was the result of higher unemployment levels, inflationary pressure and a higher basic interest rate (from 11.75% at the end of 2014 to 14.25% at the end of 2015). In 2016, Brazil’s GDP further contracted 3.3%, reflecting the worsening of the crisis on both political and economic fronts, with a combination of weak economic activity and a deterioration in disposable income and employment rates, thus curbing consumption levels and creating a challenging business environment. However, inflation rates have been gradually declining since the second half of 2016, paving the way for a reduction in basic interest rate (from 14.25% at the end of 2015 to 13.75% at the end of 2016). GDP grew 1.1% in 2017, backed by falling inflation and interest rate (from 13.75% at the end of 2016 to 7.00% at the end of 2017). In 2018, Brazilian GDP grew 1.1%, driven by a recovery in demand, consumption and investment, supported by the resumption of several sectors in the economy, the IPCA index rate below government’s target and the consequent lower level of interest rate (from 7.00% in the end of 2017 to 6.50% in the end of 2018). In 2018, growth was negatively impacted by a nationwide truck drivers’ strike in the second quarter. In 2019, Brazilian GDP grew 1.1% as a result of the gradual recovery of the Brazilian economy due to an increase in consumption and investments, despite continuing high unemployment rate. The SELIC rate started the year at 6.5% and reached 4.5% as of December 31, 2019. In 2020, as a result of the ongoing COVID-19 pandemic, Brazilian GDP is currently forecasted to be 3.0% negative, as opposed to the 2.1% expected growth rate prior to the pandemic. Our operations are significantly impacted by Brazilian GDP growth, especially LPG sales to commercial and industrial customers, diesel sales, Oxiteno’s sales to the domestic market, and Ultracargo’s logistics operations.

Inflation and currency fluctuations. Our cash operating activities are substantially in Reais and tend to increase with inflation. However, some of our costs of sales and services sold are linked to the U.S. dollar and are not substantially affected by the Brazilian inflation rate. In addition, some of our Real-denominated debt is indexed to the rate of inflation. In 2015, the IGP-M and the IPCA index rates were 10.5% and 10.7%, respectively, impacted by the adjustment of regulated prices, such as fuels and electric energy, and the Real depreciated 47% against the U.S. dollar influenced by the downgrade of Brazil’s sovereign credit rating and the expectation for an interest rate rise by the Federal Reserve System. In 2016, the IGP-M and the IPCA index rates were, respectively, 7.2% and 6.3%. In 2016, the Real appreciated 17% against the U.S. dollar. In 2017, the Real depreciated 2% against the U.S. dollar and the IPCA index rate was 2.9%. The IGP-M index rate was -0.5%, the lowest rate since 2009. In 2018, the Real depreciated 17% against the U.S. dollar, pressured by the rise of the interest rate by the Federal Reserve System and the unstable economic political environment in Brazil (Presidential election and discussion on economic reforms). The IGP-M index rate was 7.5%, influenced by global commodities prices and the Real depreciation. The IPCA index rate was 3.7%, impacted by the adjustment of prices, such as food and beverages, fuels and electric energy. In 2019, the Real depreciated 4% against the U.S. dollar in a year marked by (i) worldwide trade tensions headlined by China and the United States, (ii) uncertainties with respect to the Brazilian pension reform, and (iii) the Argentina crisis. Furthermore, the Real depreciation was also a consequence of interest rate cuts by the Central Bank. The IGP-M and IPCA rates closed 2019 at 7.3% and 4.3%, respectively. From December 31, 2019 to April 23, 2020, the Real depreciated 35% against the U.S. dollar, mainly due to the low interest rate environment in Brazil and international market conditions, including the economic, political and other impacts of the ongoing COVID-19 pandemic. The main foreign exchange risk we face arises from certain U.S. dollar denominated costs and expenses. Although a substantial part of our debt is dollar-denominated, it is currently hedged against currency devaluation through the use of various derivative instruments or matching assets in the same currency. Additionally, a significant part of our raw materials is also denominated or indexed to the U.S. dollar. A large part of our sales is denominated in Reais, although prices in the chemical business are benchmarked to prices prevailing in the international markets, which in turn are linked to U.S. dollars. Hence, we are exposed to foreign exchange rate risks which could negatively impact our businesses, financial situation and operating results as well as our capacity to service our debt.

The table below shows the inflation rate for the periods indicated, as measured by the IGP-M as well as the devaluation (or appreciation) of the Real against the U.S. dollar.

	Year ended December 31,
Index	2019	2018	2017
IGP-M	7.3%	7.5%	(0.5%	)
IPCA	4.3%	3.7%	2.9%
Devaluation (appreciation) of the Real against the U.S. dollar	4.0%	17.1%	1.5%

We manage foreign exchange risk associated with the scheduled payments under the terms of our U.S. dollar indebtedness by investing in U.S. dollar-denominated securities and foreign currency/interest swap contracts, under which we pay variable interest in Reais based on the DI, and receive fixed interest in U.S. currency. As of December 31, 2019, our total obligations denominated in foreign currency were R$7,239.6 million (US$1,796.1 million), including debts, payables arising from imports and net of advances to foreign suppliers. At the same date, our total asset position in foreign currency was R$5,750.5 million (US$1,426.7 million), comprised of investments indexed to U.S. dollars and hedging instruments used to manage fluctuations of exchange rates and foreign currency receivables exposures. As of December 31, 2019, Ultrapar had a net exposure in foreign currency of R$1,489.1 million (US$369.4 million), comprised of a net short term position in U.S. dollars of R$731.9 million (US$181.6 million), a net long term position in U.S. dollars of R$2,361.6 million (US$585.9 million), a net short term position in other currencies of R$0.5 million (US$0.1 million) and a net long term position in other currencies, principally the Mexican Peso of R$141.1 million (US$35.0 million), due to the Company’s operations in this country. For the purposes of this paragraph, U.S. dollar values were calculated based on the December 31, 2019 Real/U.S. dollar exchange rate. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk” for information about our foreign exchange risk hedging policy and Notes 16 and 34 to our consolidated financial statements.

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

•

Judgments: Information on the judgments is included: in the determination of control in subsidiaries, the determination of joint control in joint-venture and the determination of significant influence in associates.

•

Uncertainties related to the assumptions and estimates: The information regarding uncertainties related to the assumptions and estimates are included: in determining the fair value of financial instruments, the determination of the expected losses on doubtful accounts, the determination of provisions for losses of inventories, realization of deferred IRPJ and CSLL amounts, the useful lives and discount rate of right-of-use assets, the useful lives of property, plant, and equipment, the useful lives of intangible assets, and the determination of the recoverable amount of goodwill, provisions for assets retirement obligations, provisions for tax, civil, and labor risks, estimates for the preparation of actuarial reports and the determination of fair value of subscription warrants – indemnification. The actual result of the transactions and information may differ from their estimates.

Expected of credit losses. The expected losses take into account, at the initial recognition of the contract, the expected losses for the next 12 months and for the lifetime of the contract when the deterioration or improvement of the customers’ credit quality, considering the customers’ characteristics in each business segment. The amount of the allowance for expected losses on doubtful accounts is deemed by management to be sufficient to cover any probable loss on realization of trade receivables. The credit policy establishes the analysis of the profile of each new customer individually regarding their financial condition. The review carried out by the subsidiaries of the Company includes the evaluation of external ratings, when available, financial statements, credit bureau information, industry information and, when necessary, bank references. Credit limits are established for each customer and reviewed periodically, more often when the risk is higher. In cases of sales that exceed these limits, the approval of the responsible area is required. In monitoring credit risk, customers are grouped according to their credit characteristics and depending on the business the grouping takes into account, for example, whether they are individuals or companies, whether they are wholesalers, resellers or final customers, considering also the geographic area. The expected of credit losses are calculated based on the probability of default rates. Loss rates are calculated on the basis of the average probability of a receivable amount to advance through successive stages of default until full write-off. The probability of default calculation takes into account a credit risk score for each exposure, based on data considered to be capable of foreseeing the risk of loss (external classifications, audited financial statements, cash flow projections, customer information available in the press, for example), with addition of the credit assessment based on experience. Such credit risks are managed by each business unit through specific criteria for acceptance of customers and their credit rating and are additionally mitigated by the diversification of sales. For further information see Notes 5 and 34.d.3 to our consolidated financial statements.

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

Investments in subsidiaries, associates and joint-ventures. A subsidiary is an investee in which the investor is entitled to variable returns on investment and has the ability to interfere in its financial and operational activities. Usually the equity interest in a subsidiary is more than 50%. See Note 3.b to our consolidated financial statements for additional information on our investments in subsidiaries. Investments in associates and joint-ventures are accounted for under the equity method of accounting in consolidated financial statements. An associate is an investment, in which an investor has significant influence, that is, has the power to participate in the financial and operating decisions of the investee but does not exercise control. A joint-venture is an investment in which the shareholders have the right to net assets on behalf of a joint control. Joint control is the agreement which establish that decisions about the relevant activities of the investee require the consent from the parties that share control. See Note 12 to our consolidated financial statements for additional information on our investments in associates and joint-ventures.

Provisions for tax, civil and labor risks. We are currently involved in certain legal and administrative proceedings that arise from our normal course of business as described in “Item 8.A. Financial Information — Consolidated Statements and Other Financial Information — Legal Proceedings” and Note 22 to our consolidated financial statements. We believe that the provisions for such proceedings in our consolidated financial statements are adequate. It is our policy to record provisions in regard to lawsuits when the probability of an existing obligation is considered more-likely-than-not to occur in the opinion of our management, based on information available to us, including information obtained from our internal and external legal counsel. Future results of operations could be materially affected by changes in our assumptions, by the effectiveness of our strategies relating to these proceedings, by future developments in each matter being discussed or by changes in approach, such as a change in settlement strategy in dealing with these matters.

Right-of-use assets and lease payable. Right-of-use assets and lease payable is recognized in the financial position, a right to use assets and the respective lease liabilities initially measured at the present value of future lease payments, considering the related contract costs (see Note 13 to our consolidated financial statements). The amortization expenses of right-of-use assets are recognized in statement of profit or loss over the lease contract term. The liability is increased for interest and net of payments. The charges are recognized in the statement of profit or loss using the effective interest rate method. The remeasurement of assets and liabilities based on the contractual index is recognized in the financial position, not having an effect in the result. In case of cancellation of the contract, the assets and respective liabilities are written off to the result. Right-of-use assets include amounts related to port concession grants (see Note 35.c to our consolidated financial statements).

The Company and its subsidiaries apply the exemptions for recognition of short-term leases of 12 months or less, and leases of low amount assets such. In these cases, the recognition of the lease expense in the statements of profit or loss is on a straight-line basis.

Property, plant and equipment. Property, plant and equipment is recognized at acquisition or construction cost, including financial charges incurred on property, plant and equipment under construction, as well as maintenance costs resulting from scheduled plant outages and estimated costs to remove, to decommission or to restore assets, less accumulated depreciation and, when applicable, less provision for losses (see Note 21 to our consolidated financial statements). Depreciation is calculated using the straight-line method, for the periods mentioned in Note 14 to our consolidated financial statements, taking into account the useful lives of the assets, which are reviewed annually. Leasehold improvements are depreciated over the shorter of the lease contract term and useful life of the property. Changes to the useful lives of property, plant and equipment could impact our depreciation expenses and results.

Intangible assets. Intangible assets include assets acquired by us from third parties, according to the criteria below (see Note 15 to our consolidated financial statements):

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

•

Other intangible assets acquired from third parties, such as software, technology and commercial property rights, are measured at the total acquisition cost and amortized using straight-line method, for the periods mentioned in Note 15 to our consolidated financial statements, taking into account their useful lives, which are reviewed annually. The Company and its subsidiaries have not recognized intangible assets that were generated internally.

The Company and its subsidiaries have goodwill and brands acquired in business combinations, which are evaluated as intangible assets with indefinite useful life (see Note 15 items a and e to our consolidated financial statements).

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

We tested annually the balances of goodwill shown in the table of Note 15 to our consolidated financial statements for impairment. The determination of value in use involves assumptions, judgments, and estimates of cash flows, such as growth rates of revenues, costs and expenses, estimates of investments and working capital, and discount rates. The assumptions about growth projections and future cash flows are based on our business plan of its operating segments, as well as comparable market data, and represent management’s best estimate of the economic conditions that will exist over the economic life of the various CGUs, to which goodwill is related.

The evaluation of the value in use is calculated for a period of five years (except the Extrafarma segment), after which we calculate the perpetuity, considering the possibility of carrying the business on indefinitely. For the Extrafarma segment, a period of ten years was used due to the fact that a four-year period to maturity of new stores was considered.

On December 31, 2019, the discount and real growth rates used to extrapolate the projections ranged from 8.9% to 12.1% and from 0% to 1% p.a., respectively, depending on the CGU analyzed.

The goodwill impairment tests and net assets of the Company and its subsidiaries resulted in the recognition of impairment in the amount of R$593 million for subsidiary Extrafarma for the year ended December 31, 2019. See Note 2.u to our consolidated financial statements. For the year ended December 31, 2018, the Company recognized an impairment loss in the amount of R$5.6 million for subsidiary Oxiteno Andina. For the year ended December 31, 2017, the Company’s tests did not result in the recognition of impairment.

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

Provisions for assets retirement obligations—fuel tanks. We make provisions for assets retirement obligations that correspond to the legal obligation to remove Ipiranga’s underground fuel tanks located at Ipiranga-branded service stations after a certain period. The estimated cost of the obligation to remove these fuel tanks is recognized as a liability when the tanks are installed. The estimated cost is recognized in property, plant, and equipment and depreciated over the respective useful life of the tanks. The amounts recognized as a liability accrue interest using the IPCA until the respective tank is removed. An increase in the estimated cost of the obligation to remove the tanks could result in negative impact in future results. The estimated removal cost is reviewed and updated annually or when there are significant changes in its amount, and changes in the estimated costs are recognized in statements of profit or loss when they become known. For further detail on provisions for assets retirement obligations of Ipiranga, see Note 21 to our consolidated financial statements.

Subscription warrants – indemnification fair value determination. Subscription warrants are valued at fair value according to Ultrapar’s share price (UGPA3) as of each closing date of financial statements, reduced by the dividend yield, once the subscription warrants’ exercise is only possible from 2020 onward, without dividends rights until then. The number of shares of the subscription warrants – indemnification is also adjusted according to the variation of the amounts of provisions and of tax, civil and labor risks contingent liabilities, in relation to the period before January 31, 2014. For further detail, see Notes 25 and 34.j to our consolidated financial statements. Changes to the significant assumptions used to measure to the fair value, including Ultrapar’s share prices, could impact our results.

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

•

Hedge accounting—cash flow hedge: financial instruments used to hedge the exposure to variability in cash flows that is attributable to a risk associated with an asset or liability or highly probable transaction or firm commitment that may affect the statements of profit or loss. The portion of the gain or loss on the hedging instrument that is determined to be effective relating to the effects of exchange rate effect, is recognized directly in equity in accumulated other comprehensive income as “Valuation adjustments” while the ineffective portion is recognized in profit or loss. Gains or losses on the hedging instrument relating to the effective portion of this hedge that had been recognized directly in accumulated other comprehensive income shall be recognized in profit or loss in the period in which the hedged item is recognized in profit or loss or as initial cost of non-financial assets, in the same line of the statement that the hedged item is recognized. The hedge accounting shall be discontinued when (i) the hedging relationship is canceled; (ii) the hedging instrument expires; and (iii) the hedging instrument no longer qualifies for hedge accounting. When hedge accounting is discontinued, gains and losses recognized in equity in other comprehensive income are reclassified to profit or loss in the period which the hedged item is recognized in profit or loss. If the transaction hedged is canceled or is not expected to occur, the cumulative gains and losses in equity in other comprehensive income shall be recognized immediately in profit or loss.

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

•

The subscription warrants—indemnification was measured based on the share price of Ultrapar (UGPA3) at the financial statements date and are adjusted to the Company’s dividend yield, since the exercise is only possible starting in 2020 onwards and they are not entitled to dividends until then. The number of shares of subscription warrants – indemnification is also adjusted according to the changes in the amounts of provision for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014. (See Note 25 to our consolidated financial statements).

•	The fair value calculation of notes in the foreign market (see Note 16.b to our consolidated financial statements) is based on the quoted price in an active market.

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

For further detail on financial instruments of the Company, see Note 34 to our consolidated financial statements.

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

Transaction costs incurred and directly attributable to the activities necessary for contracting loans or for issuing bonds, as well as premiums and discounts upon issuance of debentures and other debt, are allocated to the instrument and amortized to profit or loss over its term, using the effective interest rate method (see Note 16.j to our consolidated financial statements).

Changes in the significant assumptions used to measure the fair value of financial assets and liabilities could impact our results.

Post-employment benefits. Our subsidiaries recognized a provision for post-employment benefits mainly related to seniority bonus, payment of FGTS, and health, dental care, and life insurance plan for eligible retirees. The amounts related to such benefits were determined based on a valuation conducted by an independent actuary and reviewed by management as of December 31, 2019 and are recognized in the financial statements in accordance with IAS 19 (Revised 2011).

Significant actuarial assumptions adopted include:

Economic factors

	2019	2018
	% per year	% per year
Discount rate for the actuarial obligation at present value	8.79	9.00
Average projected salary growth rate	7.64	7.85
Inflation rate (long term)	3.80	4.00
Growth rate of medical services	7.95	8.16

Demographic factors

•	Mortality Table for the life insurance benefit—CSO-80

•	Mortality Table for other benefits—AT 2000 Basic decreased by 10%

•	Disabled Mortality Table—RRB 1983

•	Disability Table—Weak light

For further information on our post-employment benefits, see Note 20.b to our consolidated financial statements.

Changes to the significant actuarial assumptions could impact our results.

Adoption of the Pronouncements Issued by IFRS as issued by the IASB. The Company adopted IFRS 16 – Leases and IFRIC 23 – Uncertainty over income tax treatments effective on January 1, 2019. For further detail, see “Presentation of Financial Information” and Note 2.y to our consolidated financial statements.

Standards and criteria adopted in preparing the information

The consolidated financial information presented below was prepared based on the consolidated Statements of Financial Position as of December 31, 2019 and 2018, the consolidated Statements of Profit or Loss and Statements of Cash Flows as of and for the years ended December 31, 2019, 2018 and 2017 that derived from our audited consolidated financial statements included in this annual report and prepared in accordance with IFRS. Ultrapar’s financial information is presented on a consolidated basis. Financial information relating to Ipiranga, Oxiteno, Ultragaz, Ultracargo and Extrafarma is presented on an individual basis and does not reflect elimination of intercompany transactions. Accordingly, the sum of individual financial information of Ultrapar’s subsidiaries may not correspond to the consolidated financial information of Ultrapar. See “Presentation of Financial Information”.

Summary of the changes due to IFRS 16

With effect from January 1, 2019, we adopted the IFRS 16 published by IASB – International Accounting Standards Board prospectively.

Results of operations

The following discussion of our results of operations is based on the financial information derived from our consolidated financial statements prepared in accordance with IFRS.

Year ended December 31, 2019 compared to the year ended December 31, 2018.

The following table shows a summary of our results of operations for the years ended December 31, 2019 and 2018:

	Year ended December 31, 2019	% of net revenue from sales and services	Year ended December 31, 2018	% of net revenue from sales and services	Percent change 2019—2018
	(R$ million)
Net revenue from sales and services	89,298.0	100%	90,698.0	100%	-2%
Cost of products and services sold	(83,187.1)	-93%	(84,537.4)	-93%	-2%

Gross profit	6,110.9	7%	6,160.6	7%	-1%
Selling, marketing, general and administrative expenses	(4,366.6)	-5%	(4,296.7)	-5%	2%
Other operating income, net	179.6	0%	57.5	0%	212%
Gain (loss) on disposal of property, plant and equipment and intangibles	(30.0)	0%	(22.1)	0%	36%
Impairment of assets	(593.3)	-1%	—	—	na

Operating income before financial income (expenses) and share of profit (loss) of joint-ventures and associates	1,300.6	1%	1,899.4	2%	-32%
Net financial expenses	(506.9)	-1%	(113.5)	0%	346%
Income and social contribution taxes	(378.6)	0%	(638.7)	-1%	-41%
Share of profit (loss) of joint-ventures and associates	(12.1)	0%	(14.8)	0%	-18%

Net income	402.9	0%	1,132.3	1%	-64%
Net income attributable to:
Shareholders of Ultrapar	373.5	0%	1,150.4	1%	-68%
Non-controlling shareholders of the subsidiaries	29.4	0%	(18.1)	0%	-263%

Net revenue from sales and services. Ultrapar’s net revenue from sales and services decreased 2%, from R$90,698.0 million in 2018 to R$89,298.0 million in 2019. Ultrapar’s net revenue from sales and services generally includes revenues from fuel and gas sales by Ipiranga and Ultragaz, respectively, pharmaceutical products sales by Extrafarma, specialty chemicals sales by Oxiteno and liquid bulk storage services provided by Ultracargo, reduced by sales taxes such as ICMS, PIS and COFINS and by discounts and sales returns.

The following table shows the change in net revenue from sales and services for each of our segments:

	2019	2018	Percent change 2019—2018
	(R$ million)
Ipiranga	75,452.5	76,473.4	-1%
Oxiteno	4,254.2	4,748.4	-10%
Ultragaz	7,094.8	7,043.2	1%
Ultracargo	540.8	493.6	10%
Extrafarma	2,060.6	2,028.0	2%

Ipiranga’s net revenue from sales decreased by 1%, from R$76,473.4 million in 2018 to R$75,452.5 million in 2019, mainly due to lower sales volume (as described below) and movements in the average costs of diesel and gasoline. Ipiranga’s sales volume fell 1% in 2019, from 23,680 thousand cubic meters in 2018 to 23,494 thousand cubic meters in 2019, reflecting greater competition in the market, especially in the large customers segment, with a decline in diesel volumes of 4%, partially offset by an increase of 3% in sales volume of gasoline, ethanol and natural gas for light vehicles (Otto cycle). Ethanol sales volume recorded growth of 14%, while gasoline volumes decreased 3%.

Oxiteno’s net revenue from sales decreased by 10%, from R$4,748.4 million in 2018 to R$4,254.2 million in 2019, largely due to a 13% decline in the average price of our products in U.S. dollars, in line with the year-over-year decrease in the cost of raw materials, and lower sales volume. These factors were partially offset by an increase of 8% in the average Real/U.S. dollar exchange rate (from R$3.65 per US$1.00 in 2018 to R$3.95 per US$1.00 in 2019). Sales volume at Oxiteno decreased 5% in 2019, from 769 thousand tons in 2018 to 734 thousand tons in 2019, with lower sales both in specialty chemicals and commodities. Specialty chemicals sales volume decreased 4% with lower sales across various segments due to the modest performance of the economy in Oxiteno’s Latin American markets, in addition to a decrease in exports. Commodity sales volume was 7% lower in 2019 compared with 2018, as a result of above average commodity sales by Oxiteno in 2018.

Ultragaz’s net revenue from sales increased by 1%, from R$7,043.2 million in 2018 to R$7,094.8 million in 2019, mainly due to readjustments in bottled and bulk LPG costs in the refineries (see “Item 4.B. Information on the Company—Business Overview—Distribution of Liquefied Petroleum Gas—Ultragaz—Supply of LPG”) and Ultragaz’s differentiation and innovation strategy supporting Ultragaz’s existing market position. Ultragaz’s sales volume decreased by 1%, from 1,725 thousand tons in 2018 to 1,706 thousand tons in 2019, mainly due to the temporary interruption of LPG supply at some refineries in the first half of the year and the market contraction in 2019. While volume declined 2% in the bottled LPG category, the bulk category posted an increase of 1%, principally as a result of stronger special gases (propellants) sales to the industrial sector.

Ultracargo’s net revenue from services increased by 10%, from R$493.6 million in 2018 to R$540.8 million in 2019, due to the (i) increase of average storage following the operational startup of the expanded capacity at the Santos terminal in September 2019 and the Itaqui terminal in October 2019; (ii) improvement in productivity at Ultracargo; and (iii) contractual readjustments for inflation. Average storage posted an increase of 3% in 2019, mainly due to increased handling activity in Santos and Itaqui, reflecting the operational startup of the expanded capacities and increased fuel handling driven by the raise in fuel imports in 2019.

Extrafarma’s net revenue from sales increased by 2%, from R$2,028.0 million in 2018 to R$2,060.6 million in 2019, mainly due to an increase both in the retail and wholesale segments and a greater number of mature stores (as at December 31, 2019, 45% of stores were classified as maturing stores with three years or less of operations). Moreover, in June 2018, Extrafarma replaced its retail IT system, temporarily affecting both retail and wholesale operations during the implementation and stabilization period, which effect was no longer present in 2019. This growth was partially offset by the competitive trading environment and the closing of underperforming stores. Extrafarma opened 29 new stores and closed 46 stores in 2019, resulting in a 4% reduction of the network, with a net decrease of 17 stores.

Cost of products and services sold. Ultrapar’s cost of products and services sold decreased by 2%, from R$84,537.4 million in 2018 to R$83,187.1 million in 2019. Ultrapar main costs of products and services sold are related to the purchase of goods for resale, including diesel, gasoline and ethanol for Ipiranga, LPG for Ultragaz and pharmaceutical products for Extrafarma, and raw material, substantially the ethylene for Oxiteno, and depreciation and amortization.

The following table shows the change in cost of products and services sold for each of our segments:

	2019	2018	Percent change 2019—2018
	(R$ million)
Ipiranga	71,962.7	73,053.2	-1%
Oxiteno	3,537.6	3,757.7	-6%
Ultragaz	6,105.0	6,153.0	-1%
Ultracargo	261.0	245.1	7%
Extrafarma	1,462.3	1,421.1	3%

Ipiranga’s cost of goods sold decreased by 1%, from R$73,053.2 million in 2018 to R$71,962.7 million in 2019, in line with the reduction in sales volume.

Oxiteno’s cost of goods sold decreased by 6%, from R$3,757.7 million in 2018 to R$3,537.6 million in 2019, due to the decrease in the cost of raw materials, particularly ethylene and palm kern oil, combined with a reduction in sales volume and IFRS 16 impacts, partially offset by the 8% devaluation of the Real relative to the U.S. dollar.

Ultragaz’s cost of goods sold decreased by 1%, from R$6,153.0 million in 2018 to R$6,105.0 million in 2019, due to the reduction in sales volume and IFRS 16 impacts.

Ultracargo’s cost of services sold increased by 7%, from R$245.1 million in 2018 to R$261.0 million in 2019, due to higher costs with payroll, materials, maintenance and services associated with the capacity expansion at the Santos and the Itaqui terminals, partially offset by the payment of higher property taxes in 2018 and IFRS 16 impacts.

Extrafarma’s cost of goods sold increased by 3%, from R$1,421.1 million in 2018 to R$1,462.3 million in 2019, due mainly to greater sales volume and the annual adjustment in pharmaceutical prices as authorized by the Medicine Market Regulation Chamber (CMED) by 4.3%.

Gross profit. For the reasons described above, Ultrapar’s gross profit decreased by 1%, from R$6,160.6 million in 2018 to R$6,110.9 million in 2019, as a result of decreased gross profit in Oxiteno and Extrafarma. Oxiteno’s gross profit decreased by 28%, from R$990.7 million in 2018 to R$716.7 million in 2019. Extrafarma’s gross profit decreased by 1%, from R$606.9 million in 2018 to R$598.3 million in 2019. Ipiranga’s gross profit increased by 2%, from R$3,420.2 million in 2018 to R$3,489.7 million in 2019. Ultragaz’s gross profit increased by 11%, from R$890.2 million in 2018 to R$989.9 million in 2019. Ultracargo’s gross profit increased by 13%, from R$248.6 million in 2018 to R$279.7 million in 2019.

Selling, marketing, general and administrative expenses. Ultrapar’s selling, marketing, general and administrative (“SG&A”) expenses generally include personnel, freight, marketing and depreciation and amortization expenses. Ultrapar’s SG&A expenses increased by 2%, from R$4,296.7 million in 2018 to R$4,366.6 million in 2019.

The following table shows the changes in SG&A expenses for each of our segments:

	2019	2018	Percent change 2019—2018
	(R$ million)
Ipiranga	2,061.1	2,149.8	-4%
Oxiteno	737.6	735.5	0%
Ultragaz	652.0	575.7	13%
Ultracargo	137.7	116.7	18%
Extrafarma	742.6	716.7	4%

Ipiranga’s SG&A expenses decreased by 4% in 2019, from R$2,149.8 million in 2018 to R$2,061.1 million in 2019, due mainly to (i) management initiatives to reduce costs and expenses, notably freight, provisioning for losses on doubtful accounts and marketing programs; (ii) lower expenses at Iconic; and (iii) IFRS 16 impacts.

Oxiteno’s SG&A expenses remained stable in 2019, from R$735.5 million in 2018 to R$737.6 million in 2019, due to (i) lower payroll expenses; (ii) lower international freight charges in line with the decline in volumes in the period; and (iii) IFRS 16 impacts, partially offset by the effect of the 8% devaluation of the Real relative to the U.S dollar on expenses with international operations.

Ultragaz’s SG&A expenses increased by 13% in 2019, from R$575.7 million in 2018 to R$652.0 million in 2019, due to higher provisions for losses on doubtful accounts in 2019 compared to a reversal in 2018, both of them related to the portfolio risk analysis, and higher freight expenses, partially offset by IFRS 16 impacts.

Ultracargo’s SG&A expenses increased by 18% in 2019, from R$116.7 million in 2018 to R$137.7 million in 2019, mainly due to higher expenses with the startup of the expanded operations of the Santos and the Itaqui terminals, and the non-recurring effect of a reimbursement in 2018 of a port management fee in the amount of R$8 million related to previous fiscal years that was incorrectly charged by the competent authorities.

Extrafarma’s SG&A expenses increased by 4% in 2019, from R$716.7 million in 2018 to R$742.6 million in 2019, reflecting higher levels of depreciation, as a result of investments made in recent years, and the cost of closing underperforming stores, partially offset by IFRS 16 impacts.

Income (expense) from disposal of assets. Ultrapar’s expense from disposal of assets increased from a net expense of R$22.1 million in 2018 to a net expense of R$30.0 million in 2019, as a result of a R$19 million write-off of investments due to the closing of Extrafarma’s stores and to a R$14 million asset write-off at Oxiteno Andina, partially offset by the write-down of IT assets at all businesses in 2018.

Impairment of assets. Impairment of assets varied from zero in 2018 to R$593.3 million in 2019, due to the impairment of goodwill in the acquisition of Extrafarma, with no cash effect, as a consequence of the worse than expected results compared to the original business plan.

Other operating income, net. Other operating income, net increased by 212% in 2019, from R$57.5 million in 2018 to R$179.6 million in 2019, mainly due to extraordinary tax credits both in Ipiranga and Extrafarma in 2019 and the payment of the break-up fee in 2018 due after CADE’s rejection of the proposed acquisition of Liquigás, which impact was not present in 2019. These factors were partially offset by the recognition of extraordinary tax credits in Oxiteno in 2018, which factor was not present in 2019, and the recognition of a R$65.5 million provision for the payment of the Conduct Adjustment Agreement (“TAC”), signed with the Public Prosecutor’s Office in 2019, relating to the implementation of actions to offset the impacts caused to the Santos estuary following the fire at the Ultracargo terminal in 2015. See “Item 4.A. Information on the Company—History and Development of the Company—Ultracargo —Fire at storage facilities in Santos”.

Operating income before financial income (expenses) and share of profit of joint-ventures and associates. For the reasons described above, Ultrapar’s operating income before financial income (expenses) and share of profit of joint-ventures and associates decreased by 32%, from R$1,899.4 million in 2018 to R$1,300.6 million in 2019, as a result of the decreased operating income before financial income (expenses) and share of profit of joint-ventures and associates in Oxiteno, Ultracargo and Extrafarma. Oxiteno’s operating income before financial income (expenses) and share of profit of associates decreased by 106%, from R$457.1 million in 2018 to an operating loss of R$26.3 million in 2019. Ultracargo’s operating income before financial income (expenses) and share of profit of joint-ventures and associates decreased by 37%, from R$124.7 million in 2018 to R$78.8 million in 2019. Extrafarma’s operating income before financial income (expenses) and share of profit of joint-ventures and associates decreased by 512%, from operating loss of R$118.3 million in 2018 to operating loss of R$724.4 million in 2019. Ipiranga’s operating income before financial income (expenses) and share of profit of joint-ventures and associates increased by 16%, from R$1,396.6 million in 2018 to R$1,615.4 million in 2019. Ultragaz’s operating income before financial income (expenses) and share of profit of associates increased by 894%, from R$35.6 million in 2018 to R$353.5 million in 2019.

Net financial expenses. Net financial expenses include mainly income and expenses from interest on financial investments and financing and exchange rate variation. Ultrapar’s net financial expenses increased by 346%, from R$113.5 million in 2018 to R$506.9 million in 2019, due to (i) the financial income from the constitution of tax credits at Oxiteno with the exclusion of the ICMS sales tax from the PIS and COFINS taxes calculation base in 2018, which offsetting factor was not present in 2019; (ii) the effects of foreign exchange variation; and (iii) the adoption of IFRS 16, which became effective for reporting periods beginning on or after January 1, 2019 and resulted in a R$126.7 million increase in interest expense with lease.

Income and social contribution taxes. Ultrapar’s income and social contribution taxes, net of benefits from income tax exemptions, decreased by 41%, from R$638.7 million in 2018 to R$378.6 million in 2019.

Net income for the year. Ultrapar’s net income for 2019 reached R$402.9 million, 64% lower compared to R$1,132.3 million in 2018, mainly due to the decline in operating income before financial income (expenses) and share of profit of joint-ventures and associates between the periods and higher net financial expenses.

Adjusted EBITDA. Ultrapar’s Adjusted EBITDA decreased 9%, from R$3,068.9 million in 2018 to R$2,800.3 million in 2019, as a result of lower EBITDA in Oxiteno, Ultracargo and Extrafarma.

The reconciliation of the EBITDA and Adjusted EBITDA starting from the net income is presented below:

R$ million	2019	2018
Net income for the year	402.9	1,132.3
(+) Income and social contribution taxes	378.6	638.7
(+) Net financial expenses	506.9	113.5
(+) Depreciation and amortization	844.6	812.5
(+) Amortization of right-of-use assets	300.1	—

EBITDA(1)	2,433.1	2,697.1

Adjustments
(+) Cash flow hedge from bonds	11.9	—
(+) Amortization of contractual assets with customers – exclusive rights (Ipiranga and Ultragaz)(2)	355.2	371.8

Adjusted EBITDA(1)	2,800.3	3,068.9

(1)

See footnote 5 under “Item 3.A. Key Information—Selected Consolidated Financial Data” for a more complete discussion of EBITDA, Adjusted EBITDA and its reconciliation to information in our financial statements.

(2)	See footnote 4 under “Item 3.A. Key Information—Selected Consolidated Financial Data”.

The following table shows the changes in Adjusted EBITDA for Ipiranga, Oxiteno and Ultragaz and EBITDA for Ultracargo and Extrafarma:

	2019	2018	Percent change 2019—2018
	(R$ million)
Ipiranga	2,427.5	2,052.4	18%
Oxiteno	208.2	625.4	-67%
Ultragaz	571.2	258.1	121%
Ultracargo	160.5	178.5	-10%
Extrafarma	(570.1)	(46.8)	-1,119%

Ipiranga reported Adjusted EBITDA of R$2,427.5 million in 2019, a 18% increase compared to 2018, due mainly to (i) the reduction in expenses mentioned above; (ii) extraordinary tax credits; and (iii) IFRS 16 impacts, partially offset by lower sales volume.

Oxiteno reported Adjusted EBITDA of R$208.2 million in 2019, a decrease of 67% compared to 2018, largely explained by the constitution of extraordinary tax credits in 2018, lower sales volume and a decline in the average price of our products in U.S. These factors were partially offset by the effect of the 8% devaluation of the Real relative to the U.S dollar on expenses with international operations, and IFRS 16 impacts.

Ultragaz’s Adjusted EBITDA totaled R$571.2 million in 2019, 121% higher than 2018, due to (i) payment of the break-up fee of R$286 million which was paid to Petrobras on March 13, 2018 as a result of CADE’s decision to block the acquisition of Liquigás, with no corresponding expense in 2019; (ii) higher margins; and (iii) IFRS 16 impacts, partially offset by lower sales volume and an increase in expenses.

Ultracargo’s EBITDA totaled R$160.5 million in 2019, a decrease of 10% compared to 2018, due mainly to the provision for the payment of the TAC in 2019 in the amount of R$65.5 million (see “Item 4.A. Information on the Company—History and Development of the Company—Ultracargo —Fire at storage facilities in Santos”) and higher non-recurring expenses with the startup of the expanded operations of the Santos and the Itaqui terminals. These factors were partially offset by an increase in handling activity and IFRS 16 impacts.

Extrafarma reported EBITDA of R$570.1 million negative in 2019 compared with R$46.8 million negative in 2018, mainly because of the impairment of goodwill in its acquisition (see notes 2.u and 15.a of our consolidated financial statements), the closure of underperforming stores and the competitive environment. These factors were partially offset by (i) the effects related to the stabilization of the new retailing system in 2018; (ii) extraordinary tax credits in 2019; and (iii) IFRS 16 impacts.

For a reconciliation of our Adjusted EBITDA, the Adjusted EBITDA of Ipiranga, Oxiteno and Ultragaz and the EBITDA of Ultracargo and Extrafarma to information in our financial statements, see footnote 5 under “Item 3.A. Key Information—Selected Consolidated Financial Data”.

Year ended December 31, 2018 compared to the year ended December 31, 2017.

The following table shows a summary of our results of operations for the years ended December 31, 2018 and 2017:

	Year ended December 31, 2018	% of net revenue from sales and services	Year ended December 31, 2017	% of net revenue from sales and services	Percent change 2018—2017
	(R$ million)
Net revenue from sales and services	90,698.0	100%	79,230.0	100%	14%
Cost of products and services sold	(84,537.4)	-93%	(72,431.5)	-91%	17%

Gross profit	6,160.6	7%	6,798.5	9%	-9%
Selling, marketing, general and administrative expenses	(4,296.7)	-5%	(4,062.9)	-5%	6%
Other operating income, net	57.5	0%	59.4	0%	-3%
Gain (loss) on disposal of property, plant and equipment and intangibles	(22.1)	0%	(2.2)	0%	885%

Operating income before financial income (expenses) and share of profit (loss) of joint-ventures and associates	1,899.4	2%	2,792.7	4%	-32%
Net financial expenses	(113.5)	0%	(474.3)	-1%	-76%
Income and social contribution taxes	(638.7)	-1%	(813.3)	-1%	-21%
Share of profit (loss) of joint-ventures and associates	(14.8)	0%	20.7	0%	-171%

Net income	1,132.3	1%	1,525.9	2%	-26%
Net income attributable to:
Shareholders of Ultrapar	1,150.4	1%	1,526.5	2%	-25%
Non-controlling shareholders of the subsidiaries	(18.1)	0%	(0.6)	0%	2,729%

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

The following table shows the change in net revenue from sales and services for each of our segments:

	2018	2017	Percent change 2018—2017
	(R$ million)
Ipiranga	76,473.4	66,950.5	14%
Oxiteno	4,748.4	3,959.4	20%
Ultragaz	7,043.2	6,071.0	16%
Ultracargo	493.6	438.4	13%
Extrafarma	2,028.0	1,868.9	9%

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

Oxiteno’s net revenue from sales increased by 20%, from R$3,959.4 million in 2017 to R$4,748.4 million in 2018, largely due to (i) the increase of 14% in the average Real/U.S. dollar exchange rate (from R$3.19 per US$1.00 in 2017 to R$3.65 per US$1.00 in 2018), due to the fact that Oxiteno’s sales are highly influenced by the foreign exchange rate, with the depreciation effectively increasing Oxiteno’s net revenue in Reais; and (ii) the increase in the average price of our products in U.S. dollars of 8%, in line with the year-over-year increase in the cost of raw materials. These factors offset the effect of lower sales volumes. Sales volume at Oxiteno decreased 3% in 2018, from 790 thousand tons in 2017 to 769 thousand tons in 2018, primarily as a result of 5% decrease in the volume of specialty chemicals partially offset by an increase of 8% in the volume of commodities. Despite the increase in sales volume from the new alkoxylation unit at the plant in Texas, United States, following its startup in September 2018, export volumes fell 4% in 2018, due to lower demand from Mercosur countries, notably Argentina.

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

The following table shows the change in cost of products and services sold for each of our segments:

	2018	2017	Percent change 2018—2017
	(R$ million)
Ipiranga	73,053.2	62,697.2	17%
Oxiteno	3,757.7	3,200.3	17%
Ultragaz	6,153.0	5,096.5	21%
Ultracargo	245.1	218.5	12%
Extrafarma	1,421.1	1,277.3	11%

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

The following table shows the changes in SG&A expenses for each of our segments:

	2018	2017	Percent change 2018—2017
	(R$ million)
Ipiranga	2,149.8	2,018.0	7%
Oxiteno	735.5	668.0	10%
Ultragaz	575.7	644.5	-11%
Ultracargo	116.7	112.7	4%
Extrafarma	716.7	623.3	15%

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

Net financial expenses. Net financial expenses include mainly income and expenses from interest on financial investments and financing and exchange rate variation. Ultrapar’s net financial expenses decreased by 76%, from R$474.3 million in 2017 to R$113.5 million in 2018, due to (i) the lower average DI rate during the period (6.4% in 2018 compared to 9.9% in 2017); (ii) the financial income from the constitution of tax credits at Oxiteno with the exclusion of the ICMS sales tax from the PIS and COFINS taxes calculation base; and (iii) lower expenses with the subscription warrants – indemnification issued in the association with Extrafarma due to the depreciation of Ultrapar’s share in the period (see item “— Critical accounting policies and estimates”).

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

The reconciliation of the EBITDA and Adjusted EBITDA starting from the net income is presented below:

R$ million	2018	2017
Net income for the year	1,132.3	1,525.9
(+) Income and social contribution taxes	638.7	813.3
(+) Net financial expenses	113.5	474.3
(+) Depreciation and amortization	812.5	704.5

EBITDA(1)	2,697.1	3,518.0

Adjustments (+) Amortization of contractual assets with customers – exclusive rights (Ipiranga and Ultragaz)(2)	371.8	463.0

Adjusted EBITDA(1)	3,068.9	3,981.0

(1)

See footnote 5 under “Item 3.A. Key Information—Selected Consolidated Financial Data” for a more complete discussion of EBITDA, Adjusted EBITDA and its reconciliation to information in our financial statements.

(2)	See footnote 4 under “Item 3.A. Key Information—Selected Consolidated Financial Data”.

The following table shows the changes in Adjusted EBITDA for Ipiranga and EBITDA for Oxiteno, Ultragaz, Ultracargo and Extrafarma:

	2018	2017	Percent change 2018—2017
	(R$ million)
Ipiranga	2,052.4	3,066.8	-33%
Oxiteno	625.4	295.9	111%
Ultragaz	258.1	440.0	-41%
Ultracargo	178.5	124.3	44%
Extrafarma	(46.8)	23.1	-302%

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

Ultracargo’s EBITDA totaled R$178.5 million in 2018, an increase of 44% compared to 2017, due to (i) greater handling activity at the terminals; (ii) contractual readjustments; and (iii) residual effects of the fire in April 2015 at the Santos Port terminal with a negative impact of R$39 million in 2017. See “Item 4.A. Information on the Company—History and Development of the Company—Ultracargo—Fire at storage facilities in Santos”.

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

For a reconciliation of our Adjusted EBITDA, the Adjusted EBITDA of Ipiranga and the EBITDA of Oxiteno, Ultragaz, Ultracargo and Extrafarma to information in our financial statements, see footnote 5 under “Item 3.A. Key Information—Selected Consolidated Financial Data”.

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

Sources and uses of funds. Net cash provided by operating activities was R$2,924.9, $2,889.0 million and R$1,739.0 million in 2019, 2018 and 2017, respectively. In 2019, net cash provided by operating activities was R$35.9 million higher than that of 2018 (1.2% increase) despite the 64% reduction observed in net income. In 2018, net cash provided by operating activities was R$1,149.9 million higher than that of 2017 (66% increase) despite the 26% reduction observed in net income. The increase observed in 2018 is mainly due to optimization in the businesses working capital as well as higher compensation of tax credits during the year. In 2017, net cash provided by operating activities was R$249.8 million lower than 2016 (13% decrease), mainly due to the 1% reduction of the net income year-over-year and the increase in investment in working capital given the volatility observed in LPG and fuels’ acquisition prices (see “Item 4.B. Information on the Company—Business Overview—Fuel Distribution—Industry and Regulatory Overview—The role of the Brazilian government” and “Item 4.B. Information on the Company—Business Overview—Distribution of Liquefied Petroleum Gas—Industry and Regulatory Overview—Supply of LPG”). In 2019, 2018 and 2017, the Company invested R$330.1 million, R$390.2 million and R$529.7 million, respectively, in contractual assets with customers—exclusive rights.

In 2019, net cash used in investing activities was R$1,835.3 million, of which R$555.4 million in financial investments net of redemptions and R$1,132.8 million in additions to property, plant and equipment and intangible assets, net of disposals, a decrease of R$1,342.3 million compared to 2018. Net cash used in investing activities was R$3,177.6 million in 2018, of which R$1,669.9 million in financial investments net of redemptions and R$1,377.3 million in additions to property, plant and equipment and intangible assets, net of disposals, a decrease of R$99.1 million compared to 2017. Net cash used in investing activities was of R$1,371.8 million in 2017 of which R$60.9 million in net redemptions from financial investments, and R$1,476.5 million in additions to property, plant and equipment and intangible assets, net of disposals.

Net cash from financing activities totaled a cash usage of R$2,922.2 and R$801.0 million for 2019 and 2018, respectively, and a cash generation of R$340.3 million for 2017. In 2019, cash flow used in financing activities increased R$2,121.2 million compared to 2018, mainly due to a decrease in proceeds from new financings and higher interest paid in loans and debentures. In 2018, cash flow from financing activities increased R$1,141.4 million compared to 2017, mainly due to higher amortization of debt. In 2017, cash flow generated by financing activities decrease in R$588.0 million compared to 2016, mainly due to an increase in amortization of loans and debentures, partially offset by an R$833.8 increase in proceeds from new financings, which strengthened the cash position.

Accordingly, cash and cash equivalents totaled R$2,115.4 in 2019, R$3,939.0 million in 2018 and R$5,002.0 million in 2017.

We believe we have sufficient liquidity to meet our current needs for a period of 12 months. We had R$5,712.1 million in cash, cash equivalents and short-term investments as of December 31, 2019. The gross indebtedness due from January 1 to December 31, 2020 totaled R$1,532.0 million, including estimated interest payments on loans, as of December 31, 2019. See “Item 5.F.–Operating and Financial Review and Prospects–Tabular Disclosure of Contractual Obligations”.

Prior to the onset of the COVID-19 pandemic, Ultrapar’s investment plan for 2020 totalled R$1,771 million and was indicative of the Company’s commitment to the sustainable growth of its businesses and selectivity in capital allocation. In light of the ongoing COVID-19 pandemic, on April 1, 2020, Ultrapar announced that its investment plan for 2020 will be reduced by approximately 30% in order to preserve cash. It remains unclear how the COVID-19 pandemic will evolve through 2020 and beyond and there is significant uncertainty relating to the extent of the impact of the ongoing COVID-19 pandemic on our businesses and the global economy in general. Therefore, we will continue to monitor the situation as it evolves and our investment plan may be further modified in response to the impacts of the ongoing COVID-19 pandemic. For further information on our investment plan, see “Item 4. Information on the Company—A. History and Development of the Company—Investments”.

We anticipate that we will spend approximately R$19.9 billion in the next five years to meet long-term contractual obligations described in the Tabular Disclosure of Contractual Obligations and for the original 2020 budgeted capital expenditures. We expect to meet these cash requirements through a combination of cash generated from operating activities and cash generated by financing activities, including new debt financing and the refinancing of some of our indebtedness as it becomes due.

The Company uses exchange rate hedging instruments (especially between the Real and the U.S. dollar) available in the financial market to protect its assets, liabilities, receipts and disbursements in foreign currency and net investments in foreign operations. Hedging instruments are used to reduce the effects of variations in exchange rates on the Company’s income and cash flows in Reais within the exposure limits under its Policy. For additional information regarding our funding and treasury policies, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk

Indebtedness

As of December 31, 2019, our consolidated short and long-term debt was as follows:

Indebtedness	Currency	Interest rate(1)	Principal amount of outstanding and accrued interest through December 31,
			2019	2018
			(in millions of Reais)
Foreign currency – denominated loans:
Notes in the foreign market	US$	5.3%	4,213.7	2,889.6
Foreign loan	US$	3.9%	1,057.4	985.3
Foreign loan	US$	LIBOR(2) + 0.9%	608.7	582.1
Financial institutions	US$	LIBOR(2) + 2.0%	604.7	620.6
Foreign loan	US$	LIBOR(2) + 2.0%	243.8	234.4
Financial institutions	US$	2.8%	132.4	127.3
Financial institutions	MX$(3)	8.9%	41.2	27.8
BNDES	US$	7.0%	0.2	2.6
Advances on foreign exchange contracts	US$		—	11.7
Financial institutions	MX$(3)		—	4.0
Foreign currency advances delivered	US$		—	1.5
Reais – denominated loans:
Debentures—CRA—5th, 7th and 8th issuances IPP	R$	95.8% of DI	2,036.6	2,029.5
Debentures—4th and 6th public issuances IPP	R$	105.0% of DI	1,868.6	2,039.7
Debentures—5th and 6th issuance	R$	105.3% of DI	1,752.1	1,757.0
Debentures—CRA—5th, 7th and 8th issuances IPP	R$	IPCA(4) + 4.6%	941.6	833.2
Banco do Brasil—floating rate	R$	110.9% of DI	611.3	2,614.7
Debentures—1st public issuances Tequimar	R$	6,5%	89.3	—
BNDES	R$	TJLP(5) + 2.3%	62.6	147.9
FINEP—Research and Projects Financing	R$	TJLP(5) + 1.6%	41.3	53.2
BNDES	R$	SELIC(6) + 2.3%	30.4	51.5
FINEP—Research and Projects Financing	R$	4.0%	12.8	22.6
Banco do Nordeste do Brasil(7)	R$	8.5%	10.0	15.8
BNDES	R$	7.6%	3.9	14.1
FINAME—Financing for Machines and Equipment	R$	TJLP(5) + 5.7%	0.0	0.0
Bank Credit Bill	R$	124.0% of DI	—	50.1
Total loans			14,362.7	15,116.1

Unrealized losses on swaps transactions			30.0	43.9
Total			14,392.7	15,160.1

(1)	Interest rate as of December 31, 2019.
(2)	LIBOR = London Interbank Offered Rate.
(3)	MX$ = Mexican peso and TIIE = the Mexican interbank balance interest rate.
(4)	IPCA = Brazilian National Wide Consumer Price Index.
(5)

TJLP (Long-Term Interest Rate) = set by the National Monetary Council, TJLP is the basic financing cost of BNDES for agreements entered into before 2019. On December 31, 2019, TJLP was fixed at 5.57% p.a.

(6)	SELIC = Brazilian base interest rate.
(7)

Contract linked to the FNE (Northeast Constitutional Financing Fund) rate, as managed by Banco do Nordeste do Brasil, the purpose of which is to promote the development of the industrial sector. On December 31, 2019, the FNE interest rate was 10% p.a. FNE grants a 15% interest rate discount for timely payments.

Our consolidated debt as of December 31, 2019 had the following maturity schedule:

Maturity	Amount
(in millions of Reais)
January 1, 2020 to December 31, 2020	1,117.4
January 1, 2021 to December 31, 2021	1,424.8
January 1, 2022 to December 31, 2022	3,115.5
January 1, 2023 to December 31, 2023	3,452.0
January 1, 2024 to December 31, 2024	765.3
2025 thereafter	4,517.8

Total	14,392.7

In view of the uncertainty generated by the ongoing COVID-19 pandemic, in March and April 2020, Ultrapar and its subsidiary Ipiranga obtained R$1.48 billion of additional funding with one year maturity, comprising R$1.3 billion of promissory notes issued in the Brazilian capital markets and a bank credit note of R$180 million, all of which has been fully funded. The purpose of these funding transactions was to reinforce our liquidity and cash position. For further information, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness— Funding Obtained in March 2020”.

As provided in IAS 39, the transaction costs and issuance premiums associated with our fundraising are included as part of our financial liabilities. See Note 16.h to our consolidated financial statements for more information.

Ultrapar contracted hedging instruments against foreign currency exchange and interest rate variations for a portion of its indebtedness. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” and Note 34 to our consolidated financial statements for more information.

The financings are secured by collateral in the amount of R$73.5 million as of December 31, 2019 (R$69.8 million as of December 31, 2018) and guaranteed by corporate guarantees and promissory notes in the amount of R$11,883.3 million as of December 31, 2019 (R$10,667.2 million as of December 31, 2018). As of December 31, 2019 and 2018, the Company did not have guarantees related to raw materials imported by the subsidiary IPP.

Some subsidiaries issued collateral to financial institutions in connection with the amounts owed by some of their customers to such institutions (vendor financing). If a subsidiary is required to make any payment under this collateral, this subsidiary may recover the amount paid directly from its customers through commercial collection. The maximum amount of future payments related to this collateral is R$84.1 million as of December 31, 2019 with maturities of less than 60 months. As of December 31, 2019, Ultrapar did not have losses in connection with this collateral. The fair value of collaterals recognized in current liabilities as other payables was R$1.3 million as of December 31, 2019, which is recognized as profit or loss as customers settle their obligations with the financial institutions.

Notes in the foreign market

In October 2016, the subsidiary Ultrapar International issued notes (the “2026 notes”) in the international markets in the principal amount of US$750 million, with maturity in October 2026 and interest rate of 5.25% p.a., paid semiannually. The issue price was 98.097% of the face value of the 2026 notes. The 2026 notes are guaranteed by Ultrapar and IPP. In June 2019, the subsidiary Ultrapar International repurchased US$200.0 million in principal amount of the 2026 notes.

In June 2019, the subsidiary Ultrapar International issued notes (the “2029 notes”) in the international market in the amount of US$500 million, with maturity in June 2029 and interest rate of 5.25% p.a., paid semiannually. The issue price was 100.0% of the face value of the 2029 notes. The 2029 notes are guaranteed by Ultrapar and IPP.

As a result of the issuance of the 2026 notes and the 2029 notes, the Company and its subsidiaries are required to comply with certain obligations, including:

•

restrictions on the Company, Ultrapar International and IPP entering into a merger, consolidation or sale of all or substantially all of the assets of the Company and its consolidated subsidiaries; and

•	restrictions on encumbrance of assets exceeding the greater of US$150 million and 15% of the Company’s consolidated net tangible assets, subject to certain exceptions.

The Company and its subsidiaries are in compliance with the levels of covenants required by the terms of these notes. The restrictions imposed on the Company and its subsidiaries are customary in transactions of this kind and have not limited their ability to conduct their business to date.

Foreign loans

1)

The subsidiary IPP has foreign loans in the total amount of US$395 million. IPP also contracted hedging instruments for floating interest rate in U.S. dollar and exchange rate variation, changing the foreign loans charge to an average cost of 104.4% of DI (see Note 34 to our consolidated financial statements). IPP designated these hedging instruments as a fair value hedge; therefore, loans and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss. The foreign loans are guaranteed by Ultrapar.

The maturity of the principal amount of these loans are as follows:

	Amount	Cost
Maturity	in millions of dollars	% of DI
Charges(1)	18.4	—
July, 2021	60.0	101.8
June, 2022	100.0	105.0
July, 2023	50.0	104.8
September, 2023	60.0	105.0
September, 2023	65.0	104.7
November, 2023	60.0	104.5

Total / average cost	413.4	104.4

(1)	Includes interest, transaction costs, fair value adjustments and hedge initial recognition.

During these contracts, Ultrapar shall maintain the following financial ratios, calculated based on its audited consolidated financial statements:

•	maintenance of a financial ratio, determined by the ratio between consolidated net debt and consolidated EBITDA, at less than or equal to 3.5; and

•	maintenance of a financial ratio determined by the ratio between consolidated EBITDA and consolidated net financial expenses, higher than or equal to 1.5.

As of December 31, 2019, the Company was in compliance with the levels of covenants required by these loans. The restrictions imposed on Ultrapar and its subsidiaries are usual for this type of transactions and have not limited their ability to conduct their business to date.

2)

The subsidiary Global Petroleum Products Trading Corporation obtained a foreign loan in the amount of US$60 million with maturity on June 22, 2020 and interest of LIBOR + 2.0% p.a., paid quarterly. The Company, through the subsidiary Cia. Ultragaz, contracted, interest rate hedging instruments subject to floating interest rates in U.S. dollar and exchange rate variation, which resulted in this loan having an effective fixed rate of 105.9% of DI. This loan is guaranteed by the Company and its subsidiary Oxiteno S.A.

It remains unclear how the COVID-19 pandemic will evolve through 2020 and beyond and there is significant uncertainty relating to the extent of the impact of the COVID-19 pandemic on our businesses and the global economy in general. For the three months ended March 31, 2020, the Company recorded lower revenue in the Ipiranga segment as a result of a decrease in demand for fuel in the last week of March due to the restrictions imposed by states of Brazil on movement of people and the operation of businesses in many parts in the country. We are unable to accurately predict the impact that the ongoing COVID-19 pandemic will have on our ability to comply with our financial covenants referred to above, including the impact that COVID-19 will have on key components of the relevant financial ratios, including our quarterly and annual EBITDA and the impact that the Real/U.S. dollar exchange rates may have on our net debt position in Reais. We continue to have good relationships with the lenders providing loans to us and we will continue to monitor the impact that COVID-19 has on our financial position and results of operations.

Debentures

In November 2019, the subsidiary Tequimar completed its first issuance of public debentures, in a single series of 90,000 simple, nonconvertible into shares and unsecured debentures, which main characteristics are as follows:

Principal Amount:	R$90,000,000.00
Unit Par Value:	R$1,000.00
Maturity date:	November 19, 2024
Repayment method:	Lump sum at final maturity
Interest:	6.47%
Payment of interest:	Semiannually

The subsidiary Tequimar contracted hedging instruments subjected to interest rate variation, changing the debentures fixed rate charges to 99.94% of DI. Tequimar designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss

In December 2018, the subsidiary IPP completed its eighth issuance of unsecured, simple, nonconvertible, nominative, book-entry debentures in the amount of R$900 million, in two series of R$660 million and R$240 million. The debentures were subscribed by Vert Companhia Securitizadora with the purpose of backing the issuance of Certificates of Agribusiness Receivables (CRA). The proceeds from this issuance were used exclusively for the purchase of ethanol by subsidiary IPP.

The financial settlement occurred on December 21, 2018. The debentures have an additional guarantee from Ultrapar and the main characteristics of the debentures are as follows:

Principal Amount:	R$660,000,000.00
Unit Par Value:	R$1,000.00
Maturity date:	December 18, 2023
Repayment method:	Lump sum at final maturity
Interest:	97.5% of DI
Payment of interest:	Semiannually

Principal Amount:	R$240,000,000.00
Unit Par Value:	R$1,000.00
Maturity date:	December 15, 2025
Repayment method:	Lump sum at final maturity
Interest:	IPCA + 4.61%
Payment of interest:	Annually

The subsidiary IPP contracted hedging instruments subjected to IPCA variation, changing the debentures charges linked to IPCA to 97.1% of DI. IPP designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss.

In March 2018, Ultrapar completed its sixth issuance of unsecured simple, nonconvertible, nominative, book-entry debentures, in a single series of 1,725,000 simple, and their main characteristics are as follows:

Principal Amount:	R$1,725,000,000.00
Unit Par Value:	R$1,000.00
Maturity date:	March 5, 2023
Repayment method:	Lump sum at final maturity
Interest:	105.25% of DI
Payment of interest:	Semiannually

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

The financial settlement occurred on November 1, 2017. The debentures have an additional guarantee from Ultrapar and the main characteristics of the debentures are as follows:

Principal Amount:	R$730,384,000.00
Unit Par Value:	R$1,000.00
Maturity date:	October 24, 2022
Repayment method:	Lump sum at final maturity
Interest:	95.0% of DI
Payment of interest:	Semiannually

Principal Amount:	R$213,693,000.00
Unit Par Value:	R$1,000.00
Maturity date:	October 24, 2024
Repayment method:	Lump sum at final maturity
Interest:	IPCA + 4.34%
Payment of interest:	Annually

The subsidiary IPP contracted interest rate hedging instruments, with the effect of changing the interest rate applicable to the debentures from IPCA + 4.34% to 97.3% of DI. IPP designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss.

In July 2017, the subsidiary IPP completed its sixth issuance of public debentures, in one single series of 1,500,000 simple, nonconvertible into shares and unsecured debentures, which main characteristics are as follows:

Principal Amount:	R$1,500,000,000.00
Unit Par Value:	R$1,000.00
Maturity date:	July 28, 2022
Repayment method:	Amortizing annually, beginning in July 2021
Interest:	105.0% of DI
Payment of interest:	Annually

In April 2017, the subsidiary IPP carried out its fifth issuance of debentures, in two series of 660,139 and 352,361, simple, nonconvertible into shares, nominative, book-entry and unsecured debentures. The proceeds from this issuance were used exclusively for the purchase of ethanol by subsidiary IPP.

The debentures have an additional guarantee from Ultrapar and the main characteristics of the debentures are as follows:

Principal Amount:	R$660,139,000.00
Unit Par Value:	R$1,000.00
Maturity date:	April 18, 2022
Repayment method:	Lump sum at final maturity
Interest:	95.0% of DI
Payment of interest:	Semiannually

Principal Amount:	R$352,361,000.00
Unit Par Value:	R$1,000.00
Maturity date:	April 15, 2024
Repayment method:	Lump sum at final maturity
Interest:	IPCA + 4.68%
Payment of interest:	Annually

The subsidiary IPP entered into interest rate hedging instruments, with the effect of changing the interest rate applicable to the debentures from IPCA + 4.68% to 93.9% of DI. IPP designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss.

In May 2016, the subsidiary IPP completed its fourth issuance of public debentures, in a single series of 500 simple, nonconvertible into shares, nominative, book-entry and unsecured debentures, with an additional guarantee granted by Ultrapar, and its main characteristics are as follows:

Principal Amount:	R$500,000,000.00
Unit Par Value:	R$1,000,000.00
Maturity date:	May 25, 2021
Repayment method:	Amortizing annually, beginning in May 2019
Interest:	105.0% of DI
Payment of interest:	Semiannually

The proceeds of this issuance were used exclusively in the purchase of ethanol by the subsidiary IPP. The subsidiary has the obligation to prove the allocation of the resources within 12 months from subscription.

BNDES

The subsidiaries of Ultrapar have financings from BNDES (Brazilian National Development Bank) for some of their investments and projects and such financings are guaranteed by Ultrapar. As of December 31, 2019, such lines of credit with BNDES were not renewed. Our outstanding debt with BNDES as of December 31, 2019 totaled R$97.1 million. See “Item 10.C. Additional Information—Material Contracts—BNDES”.

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

In March 2018, the subsidiary Oxiteno USA entered into a loan agreement in the amount of US$60 million, due in March 2023, bearing interest of LIBOR + 1.35% per year, paid quarterly. The loan is guaranteed by Ultrapar and the subsidiary Oxiteno S.A.

Banco do Brasil

As of December 31, 2019, the subsidiary IPP was party to seven floating interest rate loan agreements with Banco do Brasil S.A., with a total aggregate outstanding balance of R$611.3 million, to finance the marketing, processing or manufacturing of agricultural goods, including the production of ethanol. Except for one of such loan agreements, each was renegotiated to allow for the segregation of their principal amounts into subcredits, with different amounts, interest rates and maturity dates.

In February 2016, IPP renegotiated loans with Banco do Brasil in the total aggregate principal amount R$166.7 million and extended their respective maturity dates from February 2016 to February 2019, with a floating interest rate of 114.0% of DI. In addition, in June 2016, IPP renegotiated additional loans with Banco do Brasil in the total aggregate principal amount of R$100.0 million and R$909.5 million with a floating interest rate of 110.9% of DI, and furthermore (i) extended the respective maturity dates from May 2016 and January 2017 to May 2020, May 2021 and May 2022, respectively.

In December 2019, the subsidiary IPP paid off in advance the amount of R$400 million of such loans.

The chart below indicates the consolidated amounts due by IPP to Banco do Brasil on the maturity dates of the subcredits agreed in the loan agreements (include interest until December 31, 2019):

Maturity	Balance in 2019
(in millions of Reais)
May, 2020	205.3
May, 2021	202.9
May, 2022	203.1

611.3

Funding Obtained in March 2020

In view of the uncertainty generated by the ongoing COVID-19 pandemic, in March and April 2020, Ultrapar and its subsidiary Ipiranga obtained R$1.48 billion of additional funding with one year maturity, comprising R$1.3 billion of promissory notes issued in the Brazilian capital markets and a bank credit note of R$180 million, all of which has been fully funded. The purpose of these funding transactions was to reinforce our liquidity and cash position.

The promissory notes mature in April 2020 and the principal is repaid in a lump sum at maturity. Interest is payable on the promissory notes at a rate of DI plus 2.85%, which is payable at maturity.

The bank credit note has a maturity date in March 2020. Interest is payable on the bank credit note at a rate of DI plus 3.50%, which is payable semi-annually.

Investments

Equity investments

Equity investments consist of acquisition of subsidiaries and capital increases, net of capital reductions in subsidiaries, joint-ventures and associates. The table below shows our equity investments for the years ended December 31, 2019, 2018 and 2017:

	Year ended December 31,
	2019	2018	2017
	(in millions of Reais)
Ipiranga(1)	79.1	31.9	16.0
Oxiteno	0.0	—	—
Ultragaz	—	—	—
Ultracargo(2)	—	103.4	—
Extrafarma	—	—	—
Others	—	(1.2)	—
Total equity investments(3)	79.1	134.0	16.0

(1)	Capital invested in ConectCar and in the concessions awarded in 2019.
(2)	Acquisition of 100% of quotas of TEAS.
(3)	Equity investments consist of acquisition of subsidiaries and capital increases, net of capital reductions in joint-ventures and associates.

Investments

The following table shows our total additions to property, plant, equipment, and intangible assets for the years ended December 31, 2019, 2018 and 2017:

	Year ended December 31,
	2019	2018	2017
	(in millions of Reais)
Ipiranga	341.1	387.6	519.5
Oxiteno	248.6	466.6	462.6
Ultragaz	227.5	225.0	214.9
Ultracargo	206.4	161.8	86.4
Extrafarma	89.1	118.0	170.5
Others(1)	20.2	18.3	22.6
Total – additions to property, plant, equipment and intangible assets	1,132.8	1,377.3	1,476.5

(1)	Includes mainly capital expenditures related to corporate information technology.

In 2019, Ultrapar’s allocation of resources net of divestments and receipts were R$1,578 million.

•

Ipiranga had R$738 million allocated to maintenance and expansion of the service station and franchise network as well as expansion of the company’s logistics infrastructure. Out of which R$341 million was allocated to property, plant and equipment and intangible assets, R$327 million to contractual assets with clients (exclusive rights) and R$26 million to acquisitions, R$22 million to initial direct costs of right-of-use assets and R$21 million to drawdowns of financing to clients and advance payments of rentals, net of receipts.

•	Oxiteno had R$249 million allocated to investments in the new specialty chemicals plant in the United States and to maintenance of its productive units.

•	Ultragaz had R$230 million allocated mainly to clients in the bulk segment, replacement and acquisition of gas bottles and maintenance of the logistics infrastructure and filling stations.

•

Ultracargo had R$252 million mainly allocated to the expansion of the Itaqui and Santos terminals, the Vila do Conde terminal concession grant, the acquisition of land in Santos and the adaptation and maintenance of existing infrastructure.

•

Extrafarma had R$89 million allocated in large part to the new distribution center in São Paulo – opened in August 2019 – translating into reduced logistics expenses and a better level of service for operations in the state. Investment was also allocated to store opening and remodeling together with IT projects.

Prior to the onset of the COVID-19 pandemic, Ultrapar’s investment plan for 2020 totaled R$1,771 million and was indicative of the Company’s commitment to the sustainable growth of its businesses and selectivity in capital allocation. In light of the ongoing COVID-19 pandemic, on April 1, 2020, Ultrapar announced that its investment plan for 2020 will be reduced by approximately 30% in order to preserve cash. It remains unclear how the COVID-19 pandemic will evolve through 2020 and beyond and there is significant uncertainty relating to the extent of the impact of the ongoing COVID-19 pandemic on our businesses and the global economy in general. Therefore, we will continue to monitor the situation as it evolves and our investment plan may be further modified in response to the impacts of the ongoing COVID-19 pandemic.

Prior to the 30% reduction in our 2020 investment plan, the distribution of our investment plan among our businesses was as follows:

•

At Ipiranga, the approved investment limit is R$873 million, approximately 60% of which is directed towards expansion of: (i) the service station network, (ii) the logistics infrastructure, with the construction of two logistics facilities and the concessions awarded in Belém (PA), Cabedelo (PB) and Vitória (ES), and (iii) company-operated stores and new franchises at am/pm and Jet Oil. The remaining 40% will be invested in maintenance and modernization of its activities, mainly in the renewal of contracts with clients, logistics infrastructure and technology to support the operations.

•	The approved investment of R$228 million for Oxiteno will be mainly allocated to maintenance and safety of its industrial units, R&D and improvements of information technology systems.

•

Investments at Ultragaz will amount to R$314 million to attract new clients in the bottled and bulk segments, for replacement and acquisition of LPG bottles to support the volume growth, expansion and maintenance of the filling plants and information technology.

•

Ultracargo is expected to invest R$238 million, mainly in the construction of the Vila do Conde (PA) terminal as well as expansion of the Itaqui (MA) and Suape (PE) terminals together with investments in ongoing improvements in safety, infrastructure and maintenance at the terminals.

•

Extrafarma plans on investing R$53 million mainly in technology platform, in the network expansion and logistics infrastructure, notably with the opening of a new distribution center in the Northeast region, as well as drugstore maintenance and renovation

C.	Research and Development, Trademarks and Patents

Research and Development

Oxiteno carries on a wide range of research and development activities, principally related to the application of specialty chemicals and improvements in production processes. As of December 31, 2019, 154 employees of Oxiteno were engaged in research and development and engineering activities. Oxiteno’s research and development expenditures in 2019, 2018 and 2017 were R$60 million, R$57 million and R$53 million, respectively.

Oxiteno’s investments in research and development have resulted in the introduction of 94 new products during the last three years. Oxiteno will continue to invest in research and development focused on developing new product applications to meet clients’ needs.

Trademarks and Patents

Ipiranga owns registrations for the trademarks used in its distribution business, such as Ipiranga, Quilômetros de Vantagens Ipiranga (“Km de Vantagens”), Jet Oil, Clube VIP Ipiranga, Clube do Milhão Ipiranga, Posto 24 horas, Atlantic, Gasolina Original Ipiranga (Original Ipiranga Gasoline), “am/pm Estação”, among several others. Ipiranga owns registrations for other trademarks, such as “Abastece Aí”. The 10-year period of validity of the registrations for these trademarks will expire between 2020 and 2030. Ipiranga acquired the am/pm brand in Brazil in November 2012 through an agreement signed with Atlantic Richfield Company.

The other Company’s subsidiaries also own registrations and applications for its main trademarks, such as (i) Ultragaz, Ultragaz Ultrasystem and Brasilgás trademarks for the activities of Ultragaz, (ii) Extrafarma and Clube Extrafarma trademarks for the activities of Extrafarma, (iii) Ultracargo and Ultradata for the activities of Ultracargo and (iv) Oxiteno. The 10-year period of validity of the registrations for these trademarks will expire between 2020 and 2030.

D.	Trend Information

Impact of ongoing COVID-19 pandemic

A novel strain of coronavirus, COVID-19, was first identified in China in December 2019 and became a global pandemic in March 2020. The COVID-19 pandemic has had, and continues to have, a material impact on businesses around the world, including ours, and the economic and political environments in which businesses operate.

We currently expect that the immediate financial impact will include (i) lower revenue as a result of a decrease in demand for certain of our products, principally reduced demand for fuel as a result of the restrictions imposed by states of Brazil on movement of people and the operation of businesses in many parts of Brazil (which has also prompted us to relax certain contractual clauses with Ipiranga’s resellers), (ii) lower revenue from the sale of LPG, and (iii) an increase in credit losses and delays in the receipt of payments from our trade debtors as a result of customers experiencing financial difficulty or insolvency and as a result of any efforts that we may make to renegotiate payment terms with our customers that are impacted by COVID-19 (including accepting certain payments in installments). These impacts have had, and will continue to have, a negative effect on our cash flow from operations and our working capital position. We currently expect that these factors will impact our profitability in 2020, and possibly beyond, but we cannot currently predict the magnitude of such impact. Furthermore, we cannot predict the extent to which COVID-19 will impact industrial manufacturing, and consequently cannot predict the extent of the impact on the sale of specialty chemicals in our Oxiteno business, among other impacts. Our financial risk assessments and impairment testing carried out as at December 31, 2019 in connection with the preparation of our financial statements for the year ended December 31, 2019 do not reflect the now global impacts of the ongoing COVID-19 pandemic.

Oil prices declined sharply, as a result of a significant and rapid decrease in demand for fuels caused by the ongoing COVID-19 pandemic. Brent crude oil prices dropped 57% from US$50 per barrel in the end of February to US$21 per barrel in the end of March 2020, thus reducing prices of gasoline and diesel worldwide. Gasoline and diesel sales prices in Brazil are directly influenced by international prices and, as such, during the first quarter of 2020 prices of diesel decreased 31% and prices of gasoline decreased 43% in Brazil. However, Petrobras’ average refinery price of diesel in March 2020 was US$342 per cubic meter compared with the average international price of US$310 per cubic meter. If our competitors have the ability to access imported diesel and gasoline at a lower cost than our average cost, our competitiveness may be impacted and, consequently, this could adversely affect our results of operations.

It remains unclear how the COVID-19 pandemic will evolve through 2020 and beyond and there is significant uncertainty relating to the extent of the impact of the COVID-19 pandemic on our businesses and the global economy in general. The local, national and international response to the COVID-19 pandemic continues to be quickly developing, fluid and uncertain and we cannot predict the range of additional governmental policies that may be pursued to combat the COVID-19 pandemic or its effects, or the impact that such governmental policies may have on our business and operations. In addition, we cannot predict the potential severity of the economic downturn or recession and we cannot predict the post-crisis recovery environment which, from a commercial, economic, political, regulatory and risk perspective, could be significantly different to past crises and could persist for a prolonged period.

It is also unclear the extent to which our financial statements for periods after December 31, 2019 may be affected by the business, operational and financial impacts of the COVID-19 pandemic. Certain of our financial risk assessments and our impairment tests, in connection with the preparation of our financial statements, may be impacted by the COVID-19 pandemic, which may adversely impact our financial position. The following areas may be particularly affected, among others: accounts receivable deriving from possible increase in delinquency rates by our trade debtors, possible reduction in recognized amounts of deferred tax assets at Oxiteno and at Extrafarma as future profits may decrease and the possible loss of value of goodwill at Extrafarma in light of lower forecasts of business profitability, any or all of which may result in impairment charges being recognized by us. For instance, as a result of the restrictions imposed by states of Brazil on movement of people and the operation of businesses in many parts in the country, our Ipiranga segment has experienced a decrease in demand for fuel since these restrictions began. In addition, the increased volatility in financial markets may impact our financial results where a fair value approach is required.

See “Item 3.D. Key Information—Risk Factors—Risks Relating to Ultrapar and Its Industries— Our businesses may be materially and adversely affected by the outbreak of communicable diseases, such as the ongoing COVID-19 pandemic, or other epidemics or pandemics”, and other risk factors included herein.

LPG business

Between 2003 and the end of 2007, LPG prices charged to LPG distributors in Brazil remained stable, despite increases in oil and LPG prices in the international markets, which were partially offset by the appreciation of the Real compared to the U.S. dollar. However, since 2008 Petrobras has increased LPG refinery prices for commercial and industrial usage sporadically. In 2017, 2018 and 2019, LPG refinery prices were adjusted more frequently, as shown below:

	Jan-08	Apr-08	Jul-08	Jan-10	Dec-14	Sep-15	Dec-15	Dec-16	Apr-17	Jul-17	Aug-17
Commercial and Industrial LPG (% adjustment)	15%	10%	6%	6%	15%	11%	4%	12%	-4.0%	-5.2% and 8.0%	7.2%

	Sep-17	Nov-17	Dec-17	Jan-18	Feb-18	Mar-18	May-18	Jul-18	Sep-18	Nov-18	Dec-18
Commercial and Industrial LPG (% adjustment)	2.3% and 7.9%	6.5%	5.3%	-6.3%	-4.6%	-4.2% and 4.7%	7.1% and 3.6%	4.4%	5.0%	-5.6% and -9.2%	-4.7%

	Jan-19	Feb-19	Mar-19	Apr-19	Jul-19	Aug-19	Oct-19	Nov-19	Dec-19
Commercial and Industrial LPG (% adjustment)	-3.4%	-3.0%	6.0%	6.0%	-9.8%	-13.5%	3.0%	0.6%	5.0%

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

For residential use, the price dynamic for LPG acquisition was adjusted at the refineries in January 2018 to soften the transfer of price volatility in the international market to the domestic price. The period for verification of international prices and currency rates which dictate the percentages of price adjustment was the average of the preceding twelve months and no longer the monthly variation and price movement became quarterly and not monthly.

	Jan-18	Apr-18	Jul-18	Nov-18
Residential LPG (% adjustment)	-5.0%	-4.4%	4.4%	8.5%

	Feb-19	May-19	Aug-19	Oct-19
Residential LPG (% adjustment)	1.0%	3.6%	-8.2%	5.0%

	Nov-19	Dec-19
Residential LPG (% adjustment)	4.0%	5.0%

In August 2019, the pricing policy for residential use was terminated. There is now no formal policy for LPG prices for commercial, industrial and residential usage. See “Item 4.B. Information on the Company—Business Overview—Distribution of Liquefied Petroleum Gas—Role of the government”.

Until November 2019, Petrobras had different prices for LPG for residential use and for commercial and industrial uses. In November 2019, Petrobras started charging the same price for all LPG segments, ending price differentiation.

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

We cannot predict the impact that the ongoing COVID-19 pandemic will have on the LPG prices, and we cannot predict whether Petrobras will change (or be required by the Brazilian government to change) LPG prices in response to the COVID-19 pandemic, whether in relation to all segments of LPG customers otherwise. Since LPG bulk sales are correlated to economic growth, we currently expect to see a reduction in sales volume to industrial customers, but we are unable to estimate the extent or duration of any such reduction. See also “—Impact of ongoing COVID-19 pandemic” above.

Chemical and petrochemical business

The specialty chemicals volume in the Brazilian market is correlated to economic performance. Therefore, an acceleration or deceleration in the Brazilian GDP can affect our sales volume, as Oxiteno’s specialty chemicals sales in Brazil represented 53% of its total sales in 2019. In periods of the Brazilian market growth, Oxiteno aims at (i) increasing the volume sold in the domestic market once the logistics costs are usually lower than those of exports, and (ii) increasing sales volume of specialties, products of higher value added than commodities. In 2019, sales of specialty chemicals represented 80% of the total volume sold by Oxiteno, the same percentage as in 2018.

Almost all of Oxiteno’s products prices and variable costs are linked to U.S. dollar. Therefore, a sharp appreciation or depreciation of the U.S. dollar could have an impact on Oxiteno’s contribution margin in the future. In 2017, the Real depreciated 2% against the U.S. dollar. In 2018, the Real depreciated 17% against the U.S. dollar. The depreciation of the Real against the U.S. dollar was 4% in 2019. We cannot predict what will be the trend of the Real in the future. See “Item 3.A. — Key Information — Selected Consolidated Financial Data — Exchange Rates”.

Oxiteno’s main raw material is ethylene, which is produced from naphtha in Brazil. Generally, naphtha prices in Brazil fluctuate with oil prices. In 2017, oil prices ended at US$67/barrel, an increase of 18% compared to 2016. In 2018, oil prices ended at US$54/barrel, down 20% compared to 2017. In 2019, oil prices ended at US$66/barrel, an increase of 23% compared to 2018. We cannot predict whether oil and ethylene prices maintain this trend. A sharp variation in ethylene prices would impact Oxiteno’s results if it is not able to keep operating margins. The second most important raw material for Oxiteno is the palm kernel oil, the international prices for which increased from US$1,367/ton in December 2017 to US$694/ton in December 2018. In 2019, palm kernel oil prices ended at US$753/ton, an increase of 9% compared to 2018.

The demand for chemical and petrochemical products in Brazil has grown during the recent past, but reached a turning point in 2018, registering a drop of 1% in the National Apparent Consumption, according to ABIQUIM, and registering another drop of 7% in 2019. As a consequence, the decrease in the chemical and petrochemical products consumption could have a negative effect on the future volumes sold by Oxiteno and on its results.

We cannot predict the impact that the ongoing COVID-19 pandemic will have on demand for the specialty chemicals products that Oxiteno sells, and we cannot predict the impact that COVID-19 may have on the costs of raw materials or the sales prices of Oxiteno’s products. Since demand for specialty chemicals in the Brazilian market is correlated to economic performance, we currently expect to see a reduction in Oxiteno’s sales volume, but we are unable to estimate the extent or duration of any such reduction. See also “—Impact of ongoing COVID-19 pandemic” above.

Fuel distribution business

In the recent past, the combined sales of gasoline, ethanol and NGV (Otto cycle) in Brazil have been correlated mainly to the growth of the light vehicle fleet. According to ANFAVEA, in 2019, the light vehicle fleet continued to grow, with about 2.7 million new vehicles licensed in Brazil, and growth of 7.8% of the average fleet compared to 2018, reaching about more than 43 million light vehicles. Additionally, we believe the current ratio of inhabitants per vehicle in Brazil is still low when compared to the rate seen in countries with similar level of development.

According to information provided by ANP, in 2019, national Otto cycle volume sold increased 5% coping with the increase in light vehicle fleet.

Diesel sales, which in 2019 accounted for 49% of the volume sold by Ipiranga, have historically been correlated with Brazilian economic performance, particularly the agricultural and consumer goods segments. In 2019, the Brazilian diesel market, according to ANP data, showed growth of 3% when compared to 2018, influenced by the overall economy’s performance. The increase in the fuel consumption could have a positive effect on the future volume sold by the Company and on its results.

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

In 2018, fuel costs increased in Brazil as oil prices rose globally and the Real depreciated against the U.S. dollar. As a consequence, at the end of May 2018, truck drivers started a nationwide strike claiming for a decrease on diesel prices, exemption from tolls on passages without goods and legal reform, among others demands. The strike caused fuels and other consumer goods shortages all over the country. The Brazilian government reacted by establishing emergency measures, such as minimum freight price table, reduction of R$460 per cubic meter (or R$0.46 per liter) in diesel price, being R$160 per cubic meter (or R$0.16 per liter) in CIDE and PIS and COFINS tax exemptions and R$300 per cubic meter (or R$0.30 per liter) by the subvention program up to December 31, 2018. Initially, prices were maintained for 60 days, and after this period, they were monthly adjusted according to a parametric formula established by the ANP. The program ended on December 31, 2018. In 2019, Petrobras returned to its previous pricing policy according to the international market. Therefore, gasoline and diesel prices were influenced by the international prices and the Real/US dollar exchange rate. However, Petrobras did not set a deadline for price adjustments.

The following graphs show the price volatility of fuels acquired by the distributors from the refineries:

Source: Petrobras

We cannot predict the impact that the ongoing COVID-19 pandemic will have on demand for fuel. However, we currently expect that the immediate effect will be a reduction in revenue as a result of decreased demand for fuel as a result of the restrictions imposed by states of Brazil on movement of people and the operation of businesses in many parts of Brazil, but we are unable to estimate the extent or duration of any such reduction. See also “—Impact of ongoing COVID-19 pandemic” above.

As a result of the ongoing COVID-19 pandemic, the price of gasoline, ethanol and diesel paid by us has decreased significantly. Compared to average prices for the year ended December 31, 2019, average prices in March 2020 were 43% lower for gasoline, 6% lower for ethanol and 31% lower for diesel.

Retail pharmacy business

Retail pharmacy is a relevant market in Brazil and during the last years has presented significant growth. According to ABRAFARMA, the revenues of its member companies grew by 11% in 2019 compared to 2018. We believe the sector has potential for continued growth, mainly due to:

(i)

Brazilian aging population – the estimated Brazilian population over 60 years, which is responsible for the largest part of the consumption of medicines is estimated at 29 million people and is expected to reach 42 million people in 2030, an average growth of 3% per year, according to IBGE data;

(ii)	greater access to medicines, especially due to the growing prominence of generic drugs, which are cheaper than the reference branded medicine; and

(iii)	the growing sale of personal care and beauty products through the drugstore channel.

Given the ongoing COVID-19 pandemic, we may experience a significant reduction in demand in the Extrafarma business in the short term. In the medium-term and long-term, we do not currently predict a significant reduction in demand in the Extrafarma business related to the COVID-19 pandemic.

E.	Off Balance Sheet Arrangements

We do not have any off balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations, as of December 31, 2019:

	Payment due by period
Contractual obligations	Total	Up to 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
	(R$ million)
Loans and hedging instruments and debentures	14,362.7	1,087.5	4,540.3	4,217.3	4,517.8
Estimated interest payments on financing(1)(2)	2,862.0	444.5	1,414.7	469.0	533.8
Currency and interest rate hedging instruments(3)	588.4	131.1	143.7	129.3	184.3
Estimated planned funding of pension plan—Ultraprev(4)	522.9	20.5	43.5	46.8	412.1
Purchase obligations—raw materials(5)	948.5	430.9	488.7	28.9	—
Purchase obligations—utilities(6)	129.7	32.9	53.9	42.9	—
Minimum tariff obligations—Ultracargo(7)	77.6	12.5	25.0	9.9	30.2
Leases payable	2,043.8	310.0	904.7	508.7	320.4
Lease contracts(8)	9.5	3.5	5.7	0.3	—

Total contractual obligations	21,545.1	2,473.3	7,620.2	5,453.0	5,998.5

(1)

The estimated interest payment amount was calculated based on macro-economic assumptions including, on average for the period, (i) DI of 4.40% in 2020, 4.95% in 2021, 5.57% in 2022 and 6.01% in 2023, (ii) Reais to U.S. dollar exchange rate of R$4.05 in 2020, R$4.17 in 2021, R$4.33 in 2022 and R$4.52 in 2023, R$4.73 in 2024, R$4.93 in 2025, R$5.13 in 2026, R$5.34 in 2027, R$5.56 in 2028, and R$5.78 in 2029, (iii) a 5.57% TJLP rate, (iv) Brazilian inflation (IGP-M – General Market Price Index) at a rate of 4.18% in 2020, 3.99% in 2021, 3.75 in 2022 and 3.58% up to 2023, and (v) IPCA of 3.46% in 2020, 3.45% in 2021, 3.50% in 2022 and 3.25% up to 2023 (Source: B3, Boletim Focus and financial institutions). See “Item 5.B. Operating and Financial Review and Prospect—Liquidity and Capital Resources—Indebtedness” and Note 16 to our consolidated financial statements for more information about the maturity of our debt and applicable interest rates. See Notes 16 and 34 to our consolidated financial statements for more information on the maturity and the fair value of our swap agreements.

(2)

Includes estimated interest payments on our short-term and long-term debt. Does not include any information about our derivative instruments, for which the fair value is disclosed in Item 11. Quantitative and Qualitative Disclosures About Market Risk.

(3)

The currency and interest rate hedging instruments were estimated based on projected U.S. dollar futures contracts and the futures curve of DI x Pre and Pre x IPCA contracts quoted on B3 as of December 30, 2019 and on the futures curve of LIBOR (ICE—IntercontinentalExchange) on December 31, 2019. In the table above, only the hedging instruments that are expected to result in a disbursement at the time of settlement were considered.

(4)

The estimated payment amount was calculated based on (i) a 3.8% inflation assumption, (ii) the average age of the participants as of December 31, 2019 (38 years) and (iii) the Company’s contribution in December 2019.

(5)

Oxiteno has at its Camaçari plant a supply agreement with Braskem which establishes a minimum annually consumption level of ethylene, and conditions for the supply of ethylene until 2021. The minimum purchase commitment clause provided for a minimum annual consumption of 205 thousand tons in 2019. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine based on the current ethylene price for the quantity not purchased. According to contractual conditions and tolerances, there are no material issues regarding the minimum purchase commitment. Our subsidiary Oxiteno has a supply agreement with Braskem, valid until 2023, which establishes and regulates the conditions for supply of ethylene to Oxiteno based on the international market for this product. The minimum purchase is 44,100 tons of ethylene annually. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine based on the current ethylene price for the quantity not purchased. According to contractual conditions and tolerances, there are no material issues regarding the minimum purchase commitment. For further information, see “Item 4.B. Information on the Company—Business Overview—Petrochemicals and Chemicals—Oxiteno—Ethylene supply”.

(6)	The purchase obligation relates to long-term contracts under which Oxiteno is required to purchase a minimum amount of energy annually.
(7)

Tequimar has agreements with CODEBA—Companhia Docas do Estado da Bahia, Complexo Industrial Portuário Governador Eraldo Gueiros and EMAP – Empresa Maranhense de Administração Portuária, in connection with its ports facilities in Aratu, Suape and Itaqui, respectively. Such agreements establish a minimum cargo movement of products (i) in Aratu, of 397,000 tons per year until 2031, and of 900,000 tons per year until 2022, (ii) in Suape, of 250,000 tons per year, until 2027, and of 400,000 tons per year until 2029, as well as in (iii) Itaqui, of 1,222,377 cubic meters per year until 2049. If the annual movement is less than the minimum contractual movement, the subsidiary is liable to pay the difference between the effective movement and the minimum contractual movement, based on the port tariff rates in effect on the date established for payment. As of December 2019, these rates were R$5.97 and R$3.20 per ton for Aratu, R$2.54 per ton for Suape and R$0.71 per cubic meter in Itaqui.

(8)

The subsidiaries Cia. Ultragaz, Tequimar, Bahiana, Serma and Oxiteno have operating lease contracts for the use of IT equipment. These contracts have terms from 36 to 48 months. The subsidiaries have the option to purchase the assets at a price equal to the fair market price on the date of option, and management does not intend to exercise such option. The expense recognized in 2019 was R$11.400 (R$11.386 in 2018). These contracts refer to low value items that do not fit under IFRS 16.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table lists the members of our Board of Directors and senior management as of May 4, 2020:

Name	Position	Years with the Company	Age
Board of Directors
Pedro Wongtschowski	Chairman	42	74
Lucio de Castro Andrade Filho	Vice-Chairman	43	75
Alexandre Gonçalves Silva	Director	5	75
Ana Paula Vitali Janes Vescovi	Director	1	51
Flavia Buarque de Almeida	Director	1	52
Joaquim Pedro Monteiro de Carvalho Collor de Mello	Director	1	41
Jorge Marques de Toledo Camargo	Director	5	66
José Galló	Director	1	68
José Maurício Pereira Coelho	Director	5	53
Nildemar Secches	Director	18	71
Executive Officers
Frederico Pinheiro Fleury Curado	Chief Executive Officer	2	58
André Pires de Oliveira Dias	Chief Financial and Investor Relations Officer, Ultrapar	4	53
Décio de Sampaio Amaral(1)	Officer, Ultracargo	0	50
João Benjamin Parolin	Officer, Oxiteno	34	61
Marcelo Pereira Malta de Araújo	Officer, Ipiranga	1	58
Rodrigo de Almeida Pizzinatto	Officer, Extrafarma	20	43
Tabajara Bertelli Costa(1)	Officer, Ultragaz	24	48

(1)	Mr. Bertelli assumed the position in January 2019 and Mr. Amaral in January 2020. See “Item 4.A. Information on the Company—History and Development of the Company”.

Summarized below is information regarding the business experience, areas of experience and principal outside business interest of the current members of our Board of Directors and our senior management.

Board of Directors

Pedro Wongtschowski. Dr. Wongtschowski became an officer of Ultrapar in 1985, and CEO in January 2007, a position he held until December 2012. Currently, he serves as Chairman of Ultrapar’s Board of Directors. He is Chairman of the Board of the National Association for Research, Development and Engineering of Innovative Companies (Associação Nacional de Pesquisa e Desenvolvimento das Empresas Inovadoras) and Chairman of the Board of EMPRAPII (Empresa Brasileira de Pesquisa e Inovação Industrial). He was the Chairman from 2015 to 2019 of IEDI (Instituto de Estudos para o Desenvolvimento Industrial). Dr. Wongtschowski is a member of the Board of Directors of Embraer S.A., Votorantim S.A., CTC (Centro de Tecnologia Canavieira) and other non-profit-organizations. He is author or co-author of books related to the chemical industry. Dr. Wongtschowski is a Chemical Engineer, with MSc and PhD from Escola Politécnica of the University of São Paulo.

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

Alexandre Gonçalves Silva. Mr. Silva joined us in April 2015 as a member of the Board of Directors. Mr. Silva has been a member of the Board of Directors of Embraer S.A. since 2011, and in 2012, he became the Chairman of the Board of Directors of Embraer S.A. He has also been a member of the Board of Directors of Companhia Nitro Química Brasileira since 2012, Votorantim Cimentos since 2016 and Iochpe-Maxion since 2019. Mr. Silva was a member of the Board of Directors of Tecsis – Tecnologia e Sistemas Avançados from 2013 to 2016 and Fibria Celulose S.A. from 2009 to 2019. He was also CEO of General Electric in Brazil from 2001 to 2007. He received a degree in industrial mechanical engineering and holds a masters’ degree in electric engineering from Catholic University (PUC) in Rio de Janeiro in 1967.

Ana Paula Vitali Janes Vescovi. Ms. Vescovi joined us in July 2019 as a member of the Board of Directors and the Audit Committee. In 2019, Ms. Vescovi became head of macroeconomics at Banco Santander (Brasil) S.A. Ms. Vescovi has been a member of the Board of Directors of Caixa Econômica Federal and was the Chairman of the Board of Directors of Caixa Econômica Federal from 2017 to 2018. Ms. Vescovi was also deputy minister and secretary of the National Treasury in the Ministry of Finance of the Federative Republic of Brazil from 2016 to 2018. Ms. Vescovi was also a member of the Board of Directors of Eletrobrás from 2017 until 2018, besides chairman of the Board of Directors of IRB – Brasil Resseguros S.A. She received a degree in economy from Federal University of Espírito Santo in 1990, a master’s degree in economics from Fundação Getulio Vargas (FGV) in 1992 and a master’s degree in public policies from the University of Brasília in 2001.

Flávia Buarque de Almeida. Ms. Buarque de Almeida joined us in April 2019 as a member of the Board of Directors. At Península Capital S.A. she has been Managing Director and Partner since 2013, as well as executive officer since 2019 and managing director of O3 Gestão de Recursos Ltda. Ms. Buarque de Almeida has been a member of the Board of Directors of BRF S.A. since 2017, Groupe Carrefour S.A. since 2013, W2W E-Commerce de Vinhos S.A. since 2016, Península Institute since 2014 and Vitamina Chile S.P.A since 2019. She served as a Director at GAEC Educação S.A. from 2014 to 2018. Ms. Buarque de Almeida also served as a member of the Board of Overseers at Harvard University from 2011 to 2017. She was a member of the Board of Directors of Lojas Renner S.A. from 2011 to 2016. She received a degree in business administration from Fundação Getulio Vargas (FGV) in São Paulo in 1989 and she has a MBA from Harvard Business School in 1994, in addition to extension courses from Kellogg Graduate School of Management (Northwestern University), Insead and Harvard.

Joaquim Pedro Monteiro de Carvalho Collor de Mello. Mr. Monteiro de Carvalho joined us in April 2019 as a member of the Board of Directors. Mr. Monteiro de Carvalho has been the Investor Relations Officer and alternative member of the Board of Directors of Monteiro Aranha S.A. since 2015. He has also been a member of the Board of Directors of Klabin S.A. since 2018. From 2013 to 2019 Mr. Monteiro de Carvalho was executive officer and member of the Board of Directors of Charles River Capital, an asset management company. He has also been executive officer of Astor Group, an M&A advisory company and executive director of Organização Arnon de Mello, a media conglomerate. He received a bachelor’s degree in Foreign Service with a major in International Economics from Georgetown University—magna cum laude and has a MBA from Harvard Business School.

Jorge Marques de Toledo Camargo. Mr. Camargo joined us as a member of the Board of Directors in April 2015. He has been a member of the Board of Directors of Prumo Logística S.A. since 2014. He is also Vice-President of the Board of Trustees of Centro Brasileiro de Relações Internacionais (CEBRI). Mr. Camargo served as President of Instituto Brasileiro de Petróleo, Gás e Biocombustíveis (IBP) from 2015 to 2018, and is now emeritus member of its Board of Directors. He was also a senior consultant at McKinsey & Comp., Inc. from 2012 to 2019, and a member of the Board of Directors of Mills Estruturas e Serviços de Engenharia S.A. from 2011 to 2017. Previously he worked 27 years for Petrobras, including as a member of its Board of Officers, responsible for the International Area, and for Equinor, from 2003 to 2009, as Senior Vice-President at the headquarter in Norway and later as President of Equinor Brazil. He has more than 40 years of experience in the oil and gas industry. He graduated in Geology from the University of Brasilia and obtained a master’s degree in Geophysics from the University of Texas.

José Galló. Mr. Galló joined us in April 2019 as a member of the Board of Directors. Mr. Galló has been a member of the Board of Directors of Lojas Renner S.A. since 1998, and became its chairman in 2019. He was the Chief Executive Officer of Lojas Renner S.A. from 1999 to 2019. He has also been a member of the Board of Directors of Localiza Rent a Car since 2011, Itaú Unibanco Holding S.A. since 2016 and Instituto do Desenvolvimento do Varejo. Mr. Galló has been Vice-President of Câmara de Dirigentes Lojistas de Porto Alegre since 2005 and Ambassador in Rio Grande do Sul for Endeavour Brasil since 2002, as well as Vice-President of the Board of Directors at Instituto Caldeira. Mr. Galló was also a member of the Board of Directors of SLC Agrícola S.A from 2007 to 2016. He received a degree in business administration from Fundação Getulio Vargas (FGV) in São Paulo in 1974.

José Maurício Pereira Coelho. Mr. Coelho joined Ultrapar in April 2015 as a member of the Board of Directors. He currently is the CEO of Previ – Caixa de Previdência dos Funcionários do Banco do Brasil. He was the CEO of BB Seguridade Participações S.A from 2017 to 2018 and the Vice-President of Financial Management and Investor Relations of Banco do Brasil S.A. from 2015 to 2017. Mr. Coelho was also a member of the Board of Directors of the BB Securities LLC, New York, BB Securities Limited, London and BB Securities Asia Pte. Ltda., Singapore, from 2009 to 2015. He was member of the Board of Directors of Cielo S.A from 2012 to 2017. He obtained a degree in accounting from Faculdade Unigranrio, Rio de Janeiro, in 1990. He has an MBA in Finance and Capital Markets, with specialization in Corporate Governance from Fundação Getulio Vargas in Rio de Janeiro (FGV/RJ).

Nildemar Secches. Mr. Secches joined us in April 2002 as a member of our Board of Directors. Mr. Secches is a member of the Board of Directors of WEG S.A. and of Suzano Papel and Celulose. He was the Chairman of the Board of Directors of Brasil Foods S.A. (from 2007 to 2013), the CEO of Empresas Perdigão S.A. (from 1995 to 2008) and a member of the Board of Directors of Itaú Unibanco Holding S.A. (from 2012 to 2017). From 1972 to 1990, Mr. Secches worked for National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social – BNDES), serving as an Executive Officer from 1987 to 1990. Mr. Secches also previously held positions of Chief Executive Officer of ABEF – Brazilian Association of Chicken Producers and Exporters and Vice-President of ABIPECS – Brazilian Association of Pork Producers and Exporters Industries. Mr. Secches received a degree in mechanical engineering from the University of São Paulo, a master’s degree in finance from Catholic University (PUC) in Rio de Janeiro and a doctoral course in economics from the University of Campinas (in the state of São Paulo).

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

André Pires de Oliveira Dias. Mr. Pires joined Ultrapar in July 2015 as Chief Financial and Investor Relations Officer. With over 25 years of experience in the financial and capital markets, Mr. Pires began his career in 1988 and held several positions in Brazil and in the United States in Banco Geral de Comércio, Montgomery Asset Management, Banco BBA Creditanstalt and BNP Paribas. He joined Gerdau S.A. in 2004 where he worked as a fund manager in Gerdau’s family office and as CFO in Gerdau Ameristeel in the United States. In 2013, Mr. Pires was appointed Executive Vice-President of the Executive Committee of Gerdau and CFO, positions he held until 2015. Mr. Pires holds a bachelor’s degree in business administration with an emphasis in finance from Fundação Getulio Vargas (FGV) and attended the Advanced Management Program at the University of Pennsylvania in the United States.

Décio de Sampaio Amaral. Mr. Amaral joined Ultrapar in 2020. With 28 years of experience in logistics, supply chain and project management, Mr. Amaral held leadership positions in Itautec-Philco, Souza Cruz and Vale. Recently he was the CEO of Camargo Correa Infraestrutura. Mr. Amaral graduated in engineering at ITA and in Industrial Management at Fundação Vanzolini, holds a master’s degree in Finance from IBMEC and completed executive programs in IMD and MIT.

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

For the year ended December 31, 2019, the Company recognized an aggregate compensation for our directors and executive officers of R$54.1 million in its financial statements, distributed as follows:

	Board of Directors	Executive Officers	Total
	(in thousands of Reais, except for the number of members)
Number of members(1)	9.42	7.00
Annual fixed compensation	9,288.1	22,194.7	31,482.8
Salary	7,736.3	12,233.9	19,970.2
Direct and indirect benefits	1,551.8	9,960.8	11,512.6
Variable compensation	—	10,175.9	10,175.9
Short-term variable compensation	—	10,175.9	10,175.9
Post-employment benefit	—	2,640.0	2,640.0
Benefits due to the interruption in the exercise of the position	—	—	—
Stock-based compensation	—	9,881.5	9,881.5

Total compensation	9,288.1	44,892.1	54,180.2

(1)	Average number of members in the period.

The table below shows the higher, lower and average individual compensation recognized in our financial statements for our directors and executive officers in 2019:

Body	Number of members	Highest individual compensation	Lowest individual compensation	Average individual compensation
	(in thousands of Reais, except for the number of members)
Board of Directors	9.42	2,088.7	748.0	930.6
Executive Officers	7.00	12,824.6	3,558.6	6,413.2

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

Since 2003, Ultrapar has adopted a stock-based compensation plan pursuant to which certain executives have the voting and economic rights of shares held in treasury for a period of five to seven years from the initial concession of the rights. Following this period, Ultrapar transfers the full ownership to those executives subject to uninterrupted employment of the participant during the period. The number of shares and the executives eligible to this stock plan are determined by the Board of Directors, and there is no mandatory annual grant. The total number of shares to be used in the plan is subject to the number of shares in treasury and to the limit established in the plan. The fair value of the awards is determined on the grant date based on the market value of the shares on the B3 and the amounts are amortized between five to seven years from the grant date. On December 31, 2019, the amount granted to the Company’s executives, including tax charges, totaled R$76.6 million. In 2019, an amortization in the amount of R$10.3 million was recognized as a general and administrative expense.

The chart below sets forth a historical summary of the vested and unvested shares granted to the members of our board of Executive Officers as of December 31, 2019, by grating date:

Body	Statutory Officers
Total number of members	7
Number of compensated members	1	2	4	1	3	2	1	1	1	1
Granting Date(1)	14-Dec-05	09-Nov-06	08-Oct-08	16-Dec-09	10-Nov-10	07-Nov-12	03-Feb-14	05-Mar-14	10-Dec-14	13-Mar-17
Number of shares granted(2)	40,000	267,200	992,000	80,000	280,000	140,000	300,000	76,800	200,000	200,000
Period for the share effective ownership to be transferred Granting Date(1)	Nov-15	Oct-16	1/3 in Sep-13 1/3 in Sep-14 1/3 in Sep-15	1/3 in Nov-14 1/3 in Nov-15 1/3 in Nov-16	1/3 in Oct-15 1/3 in Oct-16 1/3 in Oct-17	1/3 in Oct-17 1/3 in Oct-18 1/3 in Oct-19	1/3 in Jan-18 1/3 in Jan-19 1/3 in Jan-20	1/3 in Mar-19 1/3 in Mar-20 1/3 in Mar-21	1/3 in Dec-19 1/3 in Dec-20 1/3 in Dec-21	1/3 in Mar-22 1/3 in Mar-23 1/3 in Mar-24
Price assigned to the shares granted (R$/share)	4.11	5.81	5.00	10.38	13.39	21.45	25.32	26.08	25.32	34.00

(1)	Includes shares granted from 2004 to 2008 to certain officers who were not statutory officers at the granting date.
(2)

The number and the price of shares granted were adjusted to reflect the stock split of the shares issued by the Company at a ratio of 4 shares for 1 share approved by extraordinary general meeting on February 10, 2011 and another ratio of 2 shares for 1 share approved by extraordinary general meeting on April 10, 2019 and implemented on April 24, 2019.

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

As a result of the Plan, common shares representing up to 1% of the Company’s share capital may be delivered to the participants, which corresponds, at the date of approval of this Plan, to 11,149,187 common shares. This limit was modified to reflect the split of shares approved at the extraordinary and annual general shareholders meeting held on April 10, 2019 and implemented on April 24, 2019.

The Board of Directors approved our restricted stock program and the restricted stock and performance program, pursuant to which the participants appointed by the Board of Directors were granted unvested shares in the amount of R$36.0 million. In 2019, we recognized a general and administrative expense of R$9.9 million in connection with these programs.

The chart below sets forth a historical summary of the vested and unvested shares granted to the members of our board of Executive Officers as of December 31, 2019, by grating date:

Body	Statutory Officers
Total number of members	7
Number of compensated members	1	2	2	1	5	1
Granting Date	08-Nov-17	08-Nov-17	04-Apr-18	24-Sep-18	03-Apr-19	02-Sep-19
Number of shares granted	240,000	14,252(1)	38,480(1)	80,000	108,444(1)	160,000
Period for the share effective ownership to be transferred Granting Date(1)	Oct-23	1/3 in Nov-20 1/3 in Nov-21 1/3 in Nov-22	1/3 in Apr-21 1/3 in Apr-22 1/3 in Apr-23	Sep-24	1/3 in Apr-22 1/3 in Apr-23 1/3 in Apr-24	Sep-25
Price assigned to the shares granted (R$/share)	38.57	38.57	34.35	18.40	23.25	16.42

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

We are managed by our Board of Directors (Conselho de Administração) and by our Executive Officers (Diretoria). As of December 31, 2019, our Board of Directors elected at the annual general shareholders’ meeting held on April 10, 2019, consisted of ten members, all of them being non-executive members and eight of whom were independent, according to the Brazilian Novo Mercado Listing Rules. One member of the Board was an executive officer until December 2006 and one member was our executive officer until December 2012. Our Board of Directors must meet every three months and extraordinarily whenever called by its chairman or by any two directors. During 2019, fourteen board meetings were held. Each meeting of the Board of Directors requires the majority of the directors to be present, including the chairman or the vice-chairman, before the meeting may commence. The vote of the majority of the members present is required for the approval of a resolution by the Board of Directors. In case of a tie, the chairman, or in the chairman’s absence, the vice chairman, will provide the casting vote. In case of urgency, the chairman of our Board of Directors (or a third party that he or she may appoint) may call a special meeting of the Board of Directors with a shorter notice period than the usual; provided, however, that two-thirds of board members are present in order to commence such special meeting. Among other responsibilities, the Board of Directors is responsible for (i) our general guidelines, (ii) electing and removing our executive officers, supervising their management and fixing their compensation, (iii) deliberating on the issuance of new shares, within the limits of our authorized capital, (iv) authorizing the distributions of dividends and interest on shareholders’ equity, (v) approving transactions with value exceeding five percent of our shareholders’ equity, (vi) approving our dissolution or merger and (vii) the appointment of independent registered public accounting firm. Pursuant to Brazilian law, the Board of Directors must be elected by our shareholders at the general shareholders’ meeting.

Members of the Board of Directors are elected for a period of two years and may be reelected.

Our bylaws require that at least thirty percent of the members of our Board of Directors be independent directors, which exceeds the 20% required by the Novo Mercado segment regulation. In addition, our bylaws set forth that the election of the members of the Board of Directors must be made through the nomination of a slate of candidates, unless cumulative voting is requested. Only the following slates of candidates will be eligible: (i) those nominated by the Board of Directors; or (ii) those nominated by any shareholder or group of shareholders. See “Item 4.A. Information on the Company—History and Development of the Company—New corporate governance structure” and “Exhibit 1.1—Bylaws of Ultrapar, dated as of April 15, 2020”.

When electing members to the Board of Directors, shareholders will be entitled to request, as required by law and our bylaws, the adoption of a cumulative voting process, provided that they do so within, at least, forty-eight hours in advance of the shareholders’ meeting. The minimum percentage of capital necessary for requesting the cumulative voting process is 5% of the shares. In the event the election has been conducted by cumulative voting, the removal of any member of the Board of Directors by the shareholders’ meeting shall entail the removal of the other members, giving rise to a new election. See “Exhibit 1.1—Bylaws of Ultrapar, dated as of April 15, 2020”.

Executive Officers

As of December 31, 2019, our Board of Executive Officers was comprised of seven members, including our Chief Executive Officer.

Members of Board of Executive Officers are appointed for a two-year term and can be reelected. For the dates on which our executive officers began holding their respective position, see “Item 6.A. Directors, Senior Management and Employees—Directors and Senior Management”.

Advisory Committees

In 2019, we implemented advisory committees in our five businesses, composed of Mr. Curado, Mr. Pires and two specialists in each sector. These committees are not statutory and began operating in the first quarter of 2019. Despite the short period of time, they have been instrumental in monitoring and directing the businesses in an agile and timely manner. The planning and budget for future years are conducted as part of this new process and is expected to result in increased quality in decision-making processes and greater alignment of visions and strategies.

Fiscal Council and Audit Committee Exemption

Brazilian Corporate Law requires us to establish a Fiscal Council (Conselho Fiscal), which is a separate corporate body independent of our management and our external independent registered public accounting firm and may operate on a permanent or non-permanent basis. According to the Brazilian Corporate Law, a Fiscal Council acting on a non-permanent basis is required to be formed when requested by 10% of voting shareholders in an annual general shareholders’ meeting. However, pursuant to CVM Instruction 324/00, in the case of Ultrapar, holders of 2% of the voting capital are entitled to request the installation of the Fiscal Council. The elected members of the Fiscal Council will remain in place only until the following annual general shareholders’ meeting, in which they may be reelected by our shareholders. The Fiscal Council must meet at least four times per year. Since its establishment, in July 2005, our Fiscal Council has been meeting on a regular basis, and in 2019, they held eleven meetings.

As set forth in our bylaws approved on April 10, 2019, our Fiscal Council, composed of three effective members and an equal number of alternate members, acts on a non-permanent basis. At the annual and extraordinary general shareholders’ meeting held on April 15, 2020, the Fiscal Council was installed, and the following individuals were elected to serve as effective members of our Fiscal Council: Mr. Marcelo Amaral Moraes, Mr. Geraldo Toffanello and Mr. William Bezerra Cavalcanti Filho. These members will serve a term from April 2020 through April 2021. Under Brazilian Corporate Law, individuals who are members of our Board of Directors or our Board of Executive Officers or are employees or spouses or relatives of any member of our management are not eligible to serve on the Fiscal Council. To be eligible to serve on our Fiscal Council, a person must be a resident of Brazil and either a hold university degree or have been a Company officer or Fiscal Council member of another Brazilian company for at least three years prior to election to our Fiscal Council. Our Fiscal Council has the duties and obligations provided by the Brazilian Corporate Law, which includes, among others, to at least every three months examine the statements of financial position and other financial statements periodically prepared by the Company, examine the accounts and financial statements for the fiscal year and give an opinion on them. See “Exhibit 1.1—Bylaws of Ultrapar, dated as of April 15, 2020”.

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

Also in accordance with the new rules for the Novo Mercado and with the provisions of our bylaws, this committee shall have (i) at least three members, of whom at least one must be an independent member of the Board of Directors and one must have recognized experience in business accounting pursuant to the rules issued by the CVM regarding the registration and practice of independent auditing activities in the securities market; (ii) operational autonomy and its own budget approved by the Board of Directors to cover its operating costs and expenses; and (iii) its own bylaws, approved by the Board of Directors, with a detailed description of its functions and operating procedures, and a chairperson whose activities must be defined in its bylaws.

The members of the audit and risks committee shall be elected by the Board of Directors for a term of office of two years, and the term shall coincide with the term of office of the Directors, with reelection being permitted for successive terms. On May 15, 2019, the Board of Directors appointed Mr. Flavio Cesar Maia Luz to act as coordinator of such committee, and Ms. Ana Paula Janes Vescovi, Mr. Joaquim Pedro de Mello and Mr. José Maurício Pereira Coelho to act as members of the audit and risks committee.

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

On April 15, 2020, the annual general shareholders’ meeting approved compensation for Fiscal Council members of R$17,500 per month for each effective (non-alternate) member, except for the president of the Fiscal Council, whose compensation was set at R$22,000 per month.

As of December 31, 2019, our Fiscal Council consisted of three members and their respective alternate members, set forth on the following table:

Name	First Year of Appointment
Geraldo Toffanello	2017
Pedro Ozires Predeus (alternate)	2005
Marcelo Amaral Moraes	2019
Márcio Augustus Ribeiro (alternate)	2007
William Bezerra Cavalcanti Filho	2018
Paulo Cesar Pascotini (alternate)	2014

On April 15, 2020, at the annual general shareholders’ meeting, Geraldo Toffanello, Marcelo Amaral Moraes and William Bezerra Cavalcanti Filho were elected, as well as Márcio Augustus Ribeiro, Pedro Ozires Predeus and Carlos Roberto de Albuquerque Sá as alternates of Mr. Toffanello, Mr. Moraes and Mr. Cavalcanti Filho, respectively. Mr. Albuquerque Sá was elected in replacement of Mr. Pascotini, and the other members were reelected. Summarized below is information regarding the business experience, areas of experience and principal outside business interests of the current members of our Fiscal Council.

Geraldo Toffanello. Mr. Toffanello has been a member of our Fiscal Council since April 19, 2017. Mr. Toffanello is a member of the Fiscal Council of Gerdau S.A. and Metalúrgica Gerdau S.A. From 1998 to 2012, he worked as an accounting director of Gerdau S.A. He was a member of Fiscal Council of Dimed S.A. Distribuidora de Medicamentos and a member of the Board of Directors of Puras FO from 2013 to 2015. Mr. Toffanello served as a member of the audit and accounting standards committee of ABRASCA – Associação Brasileira de Companhias Abertas (Brazilian Publicly Traded Companies Association) from 1995 and 2012 and a member of the council board of IFRS. He also is the founder of Luzes do Mundo Ltda. Mr. Toffanello received a degree in accounting from Faculdade Porto-Alegrense de Ciências Contábeis e Administrativas and a postgraduate degree in accounting from Universidade Federal do Rio Grande do Sul.

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

William Bezerra Cavalcanti Filho. Mr. Cavalcanti Filho joined the Company in April 2018 as a member of Fiscal Council. He has also been a member of Board of Directors of Casa da Moeda do Brasil, an alternate member of Fiscal Council of Norte Energia S.A. and a member of the Audit Committee of Pré -sal Petróleo S.A. Mr. Cavalcanti Filho was a former member, among others, of the Board of Directors of Guaraniana S.A. (currently NeoEnergia) and Bolsa de Valores do Rio de Janeiro (alternate member) and a member of the Fiscal Council of Sadia S.A., ALL S.A., Login-Intermodal S.A. and CPFL S.A. He was also a former Financial Executive of Banco do Brasil S.A. and Investments General Manager of Brasilcap S.A. He holds a bachelor’s degree in economics and in philosophy from PUC – Pontificia Universidade Católica do Rio de Janeiro and Instituto Metodista Bennett in 1982.

Corporate Governance

We are incorporated under the laws of Brazil and we are subject to Brazilian laws related to corporate governance. Under Brazilian Corporate Law, there are no legal requirements with respect to corporate governance regarding (i) the independence of our Board of Directors, (ii) meetings of non-management directors, (iii) the mandatory establishment and composition of certain board committees or (iv) the adoption and disclosure of corporate governance guidelines or codes of business conduct and ethics. As a non-U.S. issuer, we are exempt from adopting certain NYSE corporate governance requirements. However, we aim to ensure that best practices, recommendations and standards of corporate governance are employed in our functioning and operations. As of December 31, 2019, we had adopted corporate governance practices, such as the requirement that at least 30% of the members of the Board of Directors be independent, the implementation of a code of ethics for Ultra S.A., Parth, senior officers and all employees, and the implementation of the strategy, people and audit and risks committees. According to our bylaws, the Fiscal Council will act on a non-permanent basis and will be installed when requested by our shareholders as set forth in Brazilian Corporate Law.

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

On June 28, 2011, the extraordinary general shareholders’ meeting and the special preferred shareholders’ meeting approved the conversion of each preferred share into one common voting share, the migration of Ultrapar to Novo Mercado segment of B3 and amendments to our bylaws. See “Exhibit 2.11—Rules of Novo Mercado”.

In September 2017, new Listing Rules for the Novo Mercado were approved by the CVM and became effective as of January 2, 2018.

Some of the modifications of the Novo Mercado Listing Rules may be adopted until the General Shareholders Meeting of 2022, which include the following requirements: (i) set up an audit committee (statutory or non-statutory); (ii) structure and disclose a process of assessment of the Board of Directors, its committees and the executive officers; (iii) establish and disclose of a Code of Conduct, as well as a Compensation Policy, a Nomination Policy for the Board of Directors, its Committees and Executive Officer, a Risk Management Policy, a Related Party Transaction Policy and a Securities Trading Policy, all of them with minimum requirements.

Our bylaws are already adapted to the listing requirements of Novo Mercado. In addition, we have provisions that exceed such requirements. For example, according to the rules of Novo Mercado the minimum percentage of independent members of the Board of Directors is set at 20%, while a minimum of 30% is required in our bylaws. Our bylaws also establish a mandatory tender offer for 100% of the Company’s shareholders in the event a shareholder, or a group of shareholders acting in concert, acquire or become holder of 20% of the Company’s shares, excluding treasury shares. Our bylaws do not establish any limitation on voting rights, special treatment to current shareholders, public tender offers for a price above that of the acquisition price of shares or any other poison pill provisions, thus assuring the effectiveness of a majority shareholders’ approval on all matters to be deliberated. See “Exhibit 1.1—Bylaws of Ultrapar, dated as of April 15, 2020”.

Description of the Audit and Risks Committee

Our bylaws establish the audit and risks committee as an ancillary body of the Board of Directors. The audit and risks committee shall be comprised of at least three members and shall include at least one independent Director and at least one member with recognized experience in corporate accounting matters, as provided in the applicable regulations of the CVM. All members shall be elected by the Board of Directors for a term of office of two years, and the term shall coincide with the term of office of the Directors, with reelection being permitted for successive terms. A single member of the audit and risks committee may concentrate the two above mentioned requirements.

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

As of December 31, 2019, Mr. Flávio Cesar Maia Luz, Ms. Ana Paula Janes Vescovi, Mr. Joaquim Pedro de Mello and Mr. José Maurício Pereira Coelho were members of the audit and risks committee appointed the Board of Directors at the meeting to held on May 15, 2019, for a two-year term, that coincide with the term of office of the Directors. See “Exhibit 1.1—Bylaws of Ultrapar, dated as of April 15, 2020”.

Description of the People Committee

Our bylaws establish the people committee as an ancillary body of the Board of Directors. The people committee shall (a) pursuant to the proposal received from the Chief Executive Officer, propose to the Board of Directors and periodically revise the parameters and guidelines of a remuneration and benefits framework to directors, executive officers and senior employees of the Company and subsidiaries, and members of the committees and other governing bodies assisting the Board of Directors, (b) propose to the Board of Directors, pursuant to the proposal received from the Chief Executive Officer, the overall compensation of the directors and executive officers of the Company, which shall be submitted to the shareholders’ meeting, and propose the individual compensation of the Board of Executive Officers; (c) ensure that the Company prepares itself adequately for the succession of its directors, executive officers and other key employees, particularly the Chief Executive Officer and the principal executive officers; and (d) carry out diligence and supervise the steps taken to ensure that the Company adopts a model of competence and leadership, attraction, retention and motivation in line with its strategic plans. As approved by the extraordinary and annual general shareholders’ meeting held on April 10, 2019, the denomination of such committee was modified from the people and organization to the people committee. In addition, the composition of such committee was modified to determine that it shall be comprised of at least three members, of which at least two must be independent directors. See “Exhibit 1.1—Bylaws of Ultrapar, dated as of April 15, 2020”.

The people committee was installed by the Board of Directors at the meeting held on November 9, 2011. As of December 31, 2019, Mr. Alexandre Gonçalves Silva, Mr. Nildemar Secches, Mr. Lucio de Castro Andrade Filho and Mr. José Galló were members of the people committee as appointed by the Board of Directors at the meeting held on May 15, 2019 for a two-year term, that coincide with the term of office of the Directors. See “Exhibit 1.1—Bylaws of Ultrapar, dated as of April 15, 2020”.

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

As of December 31, 2019, Mr. Pedro Wongtschowski, Ms. Flávia Buarque de Almeida, Mr. Jorge Marques de Toledo Camargo and Mr. Lucio de Castro Andrade Filho were members of the strategy committee appointed by the Board of Directors at the meeting to be held on May 15, 2019, for a two-year term, that coincide with the term of office of the Directors. See “Exhibit 1.1—Bylaws of Ultrapar, dated as of April 15, 2020”.

Termination Agreements

Not applicable.

D.	Employees

As of December 31, 2019, we had 16,024 employees. The following table sets forth our number of employees per line of business at the dates indicated:

	As of December 31,
	Number of employees
	2019	2018	2017
Ipiranga	3,289	3,318	3,051
Oxiteno	1,844	1,943	1,901
Ultragaz	3,414	3,511	3,633
Ultracargo	792	710	715
Extrafarma	6,292	7,112	6,698
Others(1)	393	440	450

Ultrapar	16,024	17,034	16,448

(1)	Includes personnel relating to holding company and head office functions.

Ultrapar’s employees are covered by collective agreements with the labor unions that represent different industry sectors: Ultragaz in the gas and oil products sectors; Ipiranga in the fuel distribution sector; Oxiteno in the chemicals sector; Ultracargo in the storage sector; Extrafarma in the retail pharmacy business; and Holding in the trade union of accounting service companies since January 2020. All agreements, signed between the companies and labor unions of each sector, addresses social, financial, labor union and labor relations issues.

In February 2001, our Board of Directors approved the adoption of a defined contribution pension plan to be sponsored by Ultrapar and each of its subsidiaries. Participating employees have been contributing to this plan, managed by Ultraprev—Associação de Previdência Complementar, since August 2001. Under the terms of the plan, every year each participating employee chooses his or her basic contribution to the plan. Each sponsoring company provides a matching contribution in an amount equivalent to each basic contribution, up to a limit of 11% of the employee’s base salary, according to the rules of the plan. As participating employees retire, they may choose to receive either (i) a monthly sum ranging between 0.3% and 1.0% of their respective contribution (including accumulated funds) in Ultraprev or (ii) a fixed monthly amount which will exhaust their respective contribution (including accumulated funds) over a period of 5 to 35 years. The sponsoring company does not guarantee the amounts, or the duration of the benefits received by each employee that retires. The total number of participating employees as of December 31, 2019 was 8,649.

E.	Share Ownership

In accordance with our bylaws, our common shares are our sole class of capital stock authorized and outstanding. They entitle their holders to voting rights on any matter. See “Item 6.B. Directors, Senior Management and Employees—Board Practices—Corporate Governance”.

As of December 31, 2016, following the Extrafarma Transaction and the shares issued to the former Extrafarma shareholders in connection therewith, Ultrapar’s capital stock was composed of 556,405,096 common voting shares.

On April 10, 2019, the extraordinary and annual general shareholders’ meeting approved a stock split of the shares issued by Ultrapar, so that each share would be represented by two shares of the same class and type, and Ultrapar’s capital stock became composed of 1,112,810,192. The stock split shall not involve any change in the capital stock, therefore being no alteration in the financial amount and shareholder participation in the Company’s capital stock. The share split was implemented on April 24, 2019, which was also the date that the corresponding stock split of our American Depositary Shares was implemented.

On February 19, 2020, our Board of Directors approved the issuance of 2,108,542 common shares within the limits of the authorized capital stock pursuant to Article 6 of the Company’s Bylaws, due to the partial exercise of the subscription warrants issued by the Company to the former Extrafarma shareholders in connection with the merger of shares of Extrafarma in 2014. As of the date of this annual report, the Company’s capital stock is represented by 1,114,918,734 common shares, all of them nominative and with no par value.

The table below sets forth the number of our common shares beneficially owned by each of our directors and executive officers as of December 31, 2019, including through their participation in Ultra S.A., and does not reflect changes to our capital stock subsequent to such date:

	Total
	Common Shares	%
Board of Directors
Pedro Wongtschowski(1)	4,869,576	0.4%
Lucio de Castro Andrade Filho(1)	11,445,644	1.0%
Alexandre Gonçalves Silva	—	0.0%
Ana Paula Vitali Janes Vescovi	—	0.0%
Flavia Buarque de Almeida	—	0.0%
Joaquim Pedro Monteiro de Carvalho Collor de Mello	—	0.0%
Jorge Marques de Toledo Camargo	—	0.0%
José Gallo(2)	76,000	0.0%
José Maurício Pereira Coelho	—	0.0%
Nildemar Secches	136	0.0%
Executive Officers
Frederico Pinheiro Fleury Curado(3)	328,666	0.0%
André Pires de Oliveira Dias(3)	229,796	0.0%
Décio de Sampaio Amaral(4)	—	0.0%
João Benjamin Parolin(3)	276,456	0.0%
Marcelo Pereira Malta de Araújo(2) (3)	145,634	0.0%
Ricardo Isaac Catran(3)	297,960	0.0%
Rodrigo de Almeida Pizzinatto(3)	348,424	0.0%
Tabajara Bertelli Costa(3)	220,000	0.0%

Board of Directors and Executive Officers	18,212,192	1.6%

Total(5)	1,112,810,192

(1)	Individuals who beneficially own shares primarily through their participation in the holding company Ultra S.A. See “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders”.
(2)	Individual who owns shares through an exclusive fund.
(3)	Executives who were granted shares through the Deferred Stock Plan.
(4)	Mr. Amaral assumed the position in January 2020. See “Item 4.A. Information on the Company—History and Development of the Company”.
(5)

The total number of common shares has not been adjusted to reflect the issuance of 2,108,542 new common shares that occurred in February 2020 as a result of the partial exercise of the subscription warrants issued to the former Extrafarma shareholders.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The table below shows the capital stock of Ultrapar as of the date of this annual report:

	Total
	Common Shares	%
Shareholders
Ultra S.A. Participações	223,674,849	20%
Parth do Brasil Participações	85,667,912	8%
BlackRock, Inc.	55,813,586	5%
Others	749,762,387	67%

Total(1)	1,114,918,734	100%

(1)

The total number of common shares has not been adjusted to reflect the issuance of 2,108,542 new common shares that occurred in February 2020 as a result of the partial exercise of the subscription warrants issued to the former Extrafarma shareholders.

Ownership and Capital Structure of Ultra S.A. Participações and Parth do Brasil Participações

As of December 31, 2019, Ultra S.A. and Parth owned 20% and 8%, respectively, of Ultrapar’s voting shares. As of December 31, 2019, the capital stock of Ultra S.A. and Parth were beneficially owned as follows:

Ultra S.A.
	Total
	Shares	%
Shareholders
Ana Maria Levy Villela Igel	22,858,547	30%
Fabio Igel	9,385,801	12%
IgelPar Participações S.A.	4,075,862	5%
Marcia Igel Joppert	6,723,171	9%
Joyce Igel de Castro Andrade	7,378,645	10%
Christy Participações LTDA	9,039,643	12%
Others	10,838,901	14%

Total Shareholders	75,822,930	93%

Directors and officers
Lucio de Castro Andrade Filho	3,880,337	5%
Pedro Wongtschowski	1,650,918	2%

Total directors and officers	5,531,255	7%

Total	75,831,825	100%

Parth
	Total
	Shares	%
Shareholders
Bettina Igel Hoffenberg	42,267,183	24%
Pedro Igel de Barros Salles	59,144,754	34%
Jennings Luis Igel Hoffenberg	61,788,141	36%
Venus Quartz LLC	9,595,506	6%

Total Shareholders	172,795,584	100%

Shareholders’ Agreements

On May 2, 2018, Ultra S.A. and Parth executed a shareholders’ agreement to set forth a set of rules to govern the relationship between these two shareholders. This shareholders’ agreement replaced the Ultra S.A. shareholders’ agreement executed in 2014 and shall be in force for a period of five years, automatically renewable for a further period of five years, except if a termination notice is sent by one party to the other up to six (6) months before the end of its term.

The 2018 shareholders agreement’s main terms are substantially related to (i) how Ultra S.A., Parth and its shareholders shall vote at Ultrapar’s shareholders meetings; (ii) procedures to exchange any party’s shares in Ultra S.A. or in Parth for shares of Ultrapar; and (iii) procedures applicable to the exercise of right of first refusal, preemptive rights and drag along rights. Additionally, any third party purchasing Ultra S.A.’s shares bound by the shareholders’ agreement must agree to be bound by the shareholders’ agreement. See “Exhibit 2.7—2018 Shareholders’ Agreement, dated as of May 2, 2018”.

In July 2019, Ultra S.A. informed the Company that its shareholders approved a corporate reorganization, which was concluded in November 2019. As a result of such transaction, Mr. Paulo Guilherme Aguiar Cunha and his family are no longer shareholders of Ultra S.A. and, consequently, are no longer party to the Ultrapar’s Shareholders’ Agreement entered into by Ultra S.A. and Parth do Brasil Participações Ltda. After this reorganization, the Shareholders’ Agreement binds a total of shares representing 29.4% of the Company’s capital stock.

B.	Related Party Transactions

As of December 31, 2019, Ultrapar is responsible for guarantees and securities provided to subsidiaries in the amount of R$11,833.3 million. This disclosure of related party transactions is provided for purposes of the rules governing Annual Reports on Form 20-F and is not meant to suggest that these matters would be considered related party transactions under IFRS.

Utingás’ bylaws provide for each of its shareholders to use a proportion of Utingás’ total storage capacity equal to such shareholder’s proportionate ownership of Utingás. Accordingly, Ultragaz is entitled to use 4.2 thousand tons of LPG storage capacity at Utingás’ facilities, reflecting Ultragaz’s 57% ownership in Utingás. The amount of payments made by Ultragaz to Utingás in 2019 with respect to the use of storage capacity at Utingás’ facilities totaled R$18.4 million.

The related parties’ transactions for financial statements purposes are transactions between the subsidiaries of the Ultrapar with joint-ventures and associates companies that are not eliminated in the consolidation of financial statements. The main related parties’ transactions are related to RPR and ConectCar. See Note 8.a to our consolidated financial statements for a detailed breakdown of related party transactions as of December 31, 2019.

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

A company is permitted to allocate to the unrealized profits reserves all income from equity gains in subsidiaries that are not distributed to the company in the form of cash dividends. When such gains are distributed to the company in the form of cash dividends, the company is required to reverse the reserve. See “Item 3.D. Key Information—Risk Factors—Risks Relating to the Shares and the American Depositary Shares”. In addition to the mandatory distribution, the Board of Directors may recommend to the shareholders the payment of interim distributions from other funds that are legally available for such purposes. Any payment of an interim dividend may be set off against the amount of the mandatory dividend distribution for that fiscal year.

As an alternative form of payment of dividends, Brazilian companies may distribute interest on capital, which payments may be treated by a company as a deductible expense for income and social contribution taxes purposes. Payments of interest on capital may be made at the discretion of our Board of Directors, subject to the approval of the holders of our common shares. Payments of interest attributed to shareholders’ equity, net of withholding tax, may be distributed as part of the minimum mandatory dividends, to the extent that it does not exceed the limits described below. This interest is calculated in accordance with the daily pro rata variation of the Brazilian government’s long-term interest rate (TJLP), as determined by the Central Bank from time to time, and cannot exceed the greater of:

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

The amount of retention of profits and investments reserve are free of distribution restrictions and totaled R$3.3 billion as of December 31, 2019.

For 2019, we declared dividends to our shareholders of R$479 million, of which R$355 million corresponding to 95% of our reported net income for 2019 and R$124 million from income reserves of previous years. For 2018, we declared dividends to our shareholders of R$685 million, corresponding to 60% of our reported net income for that year. On February 19, 2020, our Board of Directors approved the distribution of dividends, payable from the net earnings account for the 2019 fiscal year and the statutory reserve for investments, in the amount of R$261.5 million, equivalent to R$ 0.24 per common share, paid from March 6, 2020 onwards.

We usually pay dividends twice a year – interim dividends are paid after the reporting of the second quarter financial statements and the remaining is paid after the reporting of the annual financial statements.

The following table sets forth the dividends per share distributed by us, which reflects retroactively the approval of the stock split on April 10, 2019, which became effective on April 24, 2019.

Dividend history

Year ended December 31,	Common shares(1)
	(in Reais per share)	(in US$ per share)(2)
2015	0.80	0.22
2016	0.84	0.26
2017	0.88	0.27
2018	0.63	0.16
2019	0.44	0.10

(1)

Dividends per share take into account the stock split approved on April 10, 2019 and implemented on April 24, 2019. The number of shares used in the dividends per share calculation has not been adjusted to reflect the issuance of 2,108,542 new common shares that occurred in February 2020 as a result of the partial exercise of the subscription warrants issued to the former Extrafarma shareholders.

(2)	The amounts in Reais have been converted into dollars using the exchange rates at each respective payment date.

Holders of our shares are entitled to receive dividends declared by us solely from the date of the subscription and/or acquisition of such shares.

Payment of dividends. Within the four months following the end of each fiscal year, our shareholders are required to hold an annual general shareholders’ meeting to decide, among other things, on the allocation of our net profits with respect to the fiscal year ended immediately prior to the shareholders’ meeting and the payment of an annual dividend. Additionally, interim dividends may be declared by our Board of Directors. Under Brazilian Corporate Law, dividends are generally required to be paid within 60 days following the date the dividend was declared, unless a shareholders’ resolution sets forth another date of payment, which, in either case, must occur prior to the end of the fiscal year in which such dividend was declared. Pursuant to Brazilian civil law, dividends revert to us three years after the date when we begin to pay such declared dividends.

Shareholders who are not residents of Brazil must register with the Central Bank to have dividends, sales proceeds or other amounts with respect to their shares eligible to be remitted in foreign currency outside of Brazil. The shares underlying the ADSs will be held in Brazil by Itaú Corretora de Valores S.A., as agent for the Depositary. For purposes of the registration requirement, the Depositary is deemed to be the stockholder of the shares underlying the ADSs. The Depositary will register such common shares with the Central Bank.

Payments of cash dividends and distributions, if any, will be made in Brazilian currency to the Custodian on behalf of the Depositary. The Custodian will then convert such proceeds into U.S. dollars and will cause such U.S. dollars to be delivered to the Depositary for distribution to holders of ADSs. See “Description of American Depositary Receipts” in our Registration Statement filed on Form F-1, declared effective on April 12, 2005. In the event that the Custodian is unable to convert immediately the Brazilian currency received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADSs may be adversely affected by devaluations of the Brazilian currency that may occur before such dividends are converted and remitted. See “Item 3.A. Key Information—Selected Consolidated Financial Data—Exchange Rates” and “Item 3.D. Key Information—Risk factors—Risks Relating to Brazil”. Dividends in respect of the shares paid to shareholders who are not Brazilian residents, including holders of ADSs, are exempt from Brazilian withholding tax except for dividends declared based on profits generated prior to December 31, 1995. Distributions of interest attributable to shareholders’ equity are currently subject to withholding tax at a rate of 15%, or 25% in the case of a shareholder domiciled in a “tax haven”. See “Item 10.E. Additional Information—Taxation—Brazilian Tax Consequences”.

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

The table below demonstrates the breakdown of provisions by nature and its movement (in millions of Reais):

Provisions	2018	Additions	Write- offs	Payments	Monetary restatement	2019
Income taxes and contribution on net profit	532.3	0.2	(6.6)	—	15.3	541.3
PIS and COFINS	26.3	—	(16.8)	—	0.7	10.2
ICMS	100.8	1.2	(5.5)	(0.6)	0.6	96.5
Civil, Environmental and Regulatory claims	90.9	18.0	(17.3)	(9.0)	3.2	85.9
Labor litigation	101.2	29.1	(20.0)	(15.5)	3.2	98.0
Others	91.5	1.4	(2.2)	0.0	2.1	92.8

Total	943.1	49.9	(68.4)	(25.1)	25.1	924.6

Current	77.8					40.5
Non-current	865.2					884.1
Some of the provisions above consist, in whole or in part, of escrow deposits. The balance of these escrow deposits are as follows (in millions of Reais):

	Year ended December 31,
	2019	2018
Tax matters	753.8	727.5
Labor litigation	71.6	70.0
Civil and others	96.0	84.0

Total — non-current asset	921.4	881.5

Social Security and tax provisions. On October 7, 2005, the subsidiaries Cia. Ultragaz and Bahiana filed for and obtained a preliminary injunction to recognize and offset PIS and COFINS credits on LPG purchases, against other taxes levied by the Brazilian Internal Revenue Service, notably IRPJ and CSLL. The decision was confirmed by a trial court on May 16, 2008. Under the preliminary injunction, the subsidiaries made escrow deposits for these debits which amounted to R$515.8 million as of December 31, 2019 (R$500.3 as of December 31, 2018). On July 18, 2014, a second instance unfavorable decision was published, and the subsidiaries suspended the escrow deposits, and started to pay income taxes from that date. To revert the court decision, the subsidiaries presented a writ of prevention which was dismissed on December 30, 2014, and the subsidiaries appealed this decision on February 3, 2015. Appeals were also presented to the respective higher courts Superior Court of Justice (“STJ”) and Federal Supreme Court (“STF”) whose final trial are pending.

Civil, environmental and regulatory provisions. Ultrapar and certain subsidiaries are engaged in lawsuits and administrative proceedings, mainly derived from contracts entered into with customers and former suppliers, as well as proceedings related to environmental issues. The company and its subsidiaries maintained total provisions of R$85.9 million as of December 31, 2019 (R$90.9 million as of December 31, 2018) for such lawsuits and administrative proceedings.

Labor provisions. The Company and its subsidiaries maintain provisions of R$98.0 million as of December 31, 2019 (R$101.2 million as of December 31, 2018) for labor litigation filed by former employees and by employees of our service providers mainly contesting the non-payment of labor rights.

Contingent liabilities. The Company and its subsidiaries are party to various tax, civil, environmental, regulatory and labor proceedings for which the risk of loss has been classified as either “possible” or “remote” by our in-house legal department and external advisors. Based on this assessment, we have not recorded provisions for proceedings with either a possible or remote risk of loss, pursuant to applicable accounting standards. The total amount involved in proceedings for which the risk of loss was classified as possible was R$2.84 billion as of December 31, 2019 (R$2.84 billion as of December 31, 2018).

Tax and social security contingent liabilities. The Company and its subsidiaries have tax and social security contingent liabilities of R$2.03 billion as of December 31, 2019 (R$1.94 billion as of December 31, 2018), as further described below.

Our subsidiary IPP and its subsidiaries have assessments invalidating the offset of excise tax (“IPI”) credits in connection with the purchase of raw materials used in the manufacturing of products which sales are not subject to IPI under the protection of tax immunity. The amount of this contingency was R$173.7 million as of December 31, 2019 (R$168.4 million as of December 31, 2018).

Our subsidiary IPP and its subsidiaries have legal proceedings related to ICMS. The total amount involved as of December 31, 2019 in these proceedings, was R$836.8 million (R$836.4 million as of December 31, 2018). Such proceedings arose mostly due to (i) the disregard of ICMS credits amounting to R$319.8 million (R$318.6 million as of December 31, 2018), of which R$126.8 million (R$126.6 million as of December 31, 2018) refer to proportional reversal requirement of ICMS credits related to the acquisition of hydrated alcohol; (ii) the alleged nonpayment in the amount of R$92.6 million (R$125.7 million as of December 31, 2018); (iii) conditional use of tax incentive in the amount of R$117.8 million (R$121.7 million as of December 31, 2018); and (iv) inventory differences in the amount of R$172.7 million (R$185.5 million as of December 31, 2018) related to the leftovers or faults due to temperature changes or product handling.

We and our subsidiaries are parties to administrative and judicial suits involving income tax, social security contribution, PIS and COFINS, substantially about denials of offset claims and credits disallowance which total amount was R$699.4 million as of December 31, 2019 (R$674.1 million as of December 31, 2018).

The subsidiary IPP received a tax assessment related to the IRPJ and CSLL resulting from the supposedly undue amortization of the goodwill paid in connection with its acquisition of a subsidiary, in the amount of R$208.4 million as of December 31, 2019 (R$193.8 million as of December 31, 2018), which includes income taxes, interest and penalties. Management assessed the likelihood of the tax assessment, supported by the opinion of our legal advisors, as “possible”, and therefore did not recognize a provision for this assessment.

Civil, environmental and regulatory contingent liabilities. The Company and its subsidiaries have civil, environmental and regulatory contingent liabilities in the total amount of R$549.7 million as of December 31, 2019 (R$624.5 million as of December 31, 2018), as further described below.

Our subsidiary Cia. Ultragaz is party to an administrative proceeding before CADE based on alleged anti-competitive practices in the State of Minas Gerais in 2001. CADE rendered a decision against Cia. Ultragaz and imposed a penalty of R$33.6 million as of December 31, 2019 (R$33.0 million as of December 31, 2018). This decision was suspended by a court order and its merit is being judicially reviewed.

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

Our subsidiary IPP became a party to two administrative proceedings filed by CADE, relating to allegations of anti-competitive practices in the city of Joinville, State of Santa Catarina and the cities of Belo Horizonte, Contagem and Betim, State of Minas Gerais. On April 10, 2019, CADE concluded the administrative proceeding related to the cities of Belo Horizonte, Contagem and Betim. Despite IPP assertion as to the good standing of its conducts demonstrated throughout the proceeding, CADE administrative award ruled against IPP for allegedly influencing uniform commercial conduct among fuel resellers, while the charges against IPP for participating in the formation of a cartel among fuel distributors were dismissed. The award requires IPP to pay a fine of R$40.7 million. IPP will continue to exercise its full defense rights, appealing to all administrative and judicial courts, in order to challenge the interpretation upon which such ruling was based. Regarding to Joinville case, no fine has been imposed to the subsidiary. The administrative proceeding was submitted to the decision of CADE’s Tribunal and supported by the opinion of external legal counsel that classified the probability of loss as “remote”, management did not recognize a provision for such contingency as of December 31, 2019. If it is concluded that IPP has engaged in anticompetitive activities or behavior, penalties and/or criminal sanctions may be applied against certain executives or employees or the Company, such as losses of operation license, and we may suffer reputational harm. Also, according to Law 12,529/11 (“Competition Law”), the penalty for infraction of the economic order may vary from 0.1% to 20% of the value of gross sales of the company, group or conglomerate obtained in the last fiscal year prior to the commencement of the administrative proceeding, in the branch of business activity in which the infraction occurred, which will never be less than the advantage obtained, when its estimation will be possible.

Certain former shareholders of RPR, CBPI and DPPI filed two lawsuits in the States of São Paulo and Rio de Janeiro questioning the Share Exchange in connection with the acquisition of the Ipiranga Group in order to prevent the Company’s shareholders’ meeting that would deliberate on the Share Exchange from taking place. Decisions by administrative and judicial courts stated that there were no legal grounds for the request. Based on such administrative and court decisions, the Share Exchange was approved by the shareholders’ meeting of the companies on December 18, 2007. The lawsuit filed in the State of Rio de Janeiro terminated as a result of loss of interest to sue, due to the sale of the correspondent shareholding at Ultrapar. Regarding the lawsuit filed in the state of São Paulo, the former Ipiranga shareholders that filed the suit appealed the decision issued, and the court of appeals rejected this appeal and maintained the lower court’s decision. Nonetheless, such former shareholders filed a special appeal against such decision, which was also not admitted by the court of appeals. Against this specific decision on non-admittance, they filed an interlocutory appeal to forcibly refer the case records to the Brazilian High Court of Justice, where the merits of the special appeal were also denied. The former shareholders then filed a motion for clarification, which was also rejected by the High Court of Justice. Against both decisions, which respectively rejected the special appeal and the motion for clarification, they filed an extraordinary appeal, which was rejected by the Vice President of the High Court of Justice on March 3, 2018. On April 18, 2018, this decision became final and unappealable. In 2011, a new lawsuit in the State of Rio de Janeiro was filed by some of these former shareholders, questioning aspects of the Share Exchange. However, the High Court of Justice rendered a decision regarding a conflict of jurisdictions and ordered the remittance of this new lawsuit to the State of São Paulo, where it will be judged. These lawsuits were terminated in 2019.

On November 29, 2016, a technical opinion was issued by the Operational Support Center for Execution (Centro de Apoio Operacional à Execução – CAEX), a technical body linked to the São Paulo State Public Prosecutor (“MPE”), presenting a proposal setting forth an estimate of monetary damages for the alleged environmental impact caused by the fire on April 2, 2015 at the Santos Terminal of the subsidiary Tequimar. This technical opinion is non-binding, with no condemnatory or sanctioning nature, and will still be evaluated by the authorities and parties. The Company disagrees with the methodology and the assumptions adopted in the proposal and has been negotiating an agreement with the MPE and the Brazilian Federal Public Prosecutor (“MPF”), since the beginning of the investigation. As of the date of this annual report, no civil lawsuit has been filed on the matter. The negotiations relate to the indemnification of the alleged damages. On May 15, 2019, the subsidiary Tequimar signed a Partial Conduct Adjustment Commitment Agreement (“TAC”) in the amount of R$67.5 million with the MPE and MPF to indemnify diffuse and collective damages of any kind arising from the fish mortality and the damage caused to the ichthyofauna. The negotiations on indemnification of other alleged damages are still ongoing and, once concluded, may result in additional payments and potential liabilities related to the project costs that may affect the Company’s future financial results. In the criminal sphere, the MPF filed a lawsuit against the subsidiary Tequimar, which was serviced and submitted its defense to the complaint on June 19, 2018. On September 12, 2019, at a hearing before the federal court of Santos, the MPF and Tequimar agreed, and the judicial authority approved, the conditional suspension of the criminal proceedings for a period of 2 years, after which Tequimar shall be required to demonstrate the due performance of the Partial TAC signed, with the obligation of a complementary allocation of R$13.0 million to the Fisheries Management Project, and thus achieve the definitive dismissal of the criminal process. In addition, as of September 30, 2019, there are contingent liabilities not recognized related to lawsuits in the amount of R$11.4 million (R$62.9 million as of December 31, 2018). On December 31, 2019 there are no extrajudicial lawsuits (R$3.4 million as of December 31, 2018). For more information see note 23 in our consolidated financial statements.

Labor contingent liabilities. The Company and its subsidiaries have labor contingent liabilities in the total amount of R$262.3 million as of December 31, 2019 (R$273.0 million as of December 31, 2018), as further described below.

In 1990, the Petrochemical Industry Labor Union (Sindiquímica), of which the employees of Oxiteno Nordeste (which was merged into Oxiteno in December 2019) and EMCA, companies located in the Camaçari Petrochemical Complex, are members, filed separate lawsuits against Oxiteno S.A. and EMCA seeking compliance with the fourth section of the collective labor agreement, which provided for a salary adjustment in lieu of the salary policies practiced. In that same year, a collective labor dispute was also filed by the Union of Employers (SINPEQ) against Sindiquímica, seeking the recognition of the inapplicability of such fourth section. The decisions rendered in the collective claims were favorable to the subsidiaries Oxiteno S.A. and EMCA and are final and unappealable. The collective labor dispute filed by Sindiquímica against SINPEQ became final in STF in October 2019 and remained unfavorable to SINPEQ. In 2010, some companies in the Camaçari Petrochemical Complex signed an agreement with Sindiquímica. In October 2015, Sindiquímica filed enforcement lawsuits against Oxiteno S.A and, in 2017, against EMCA, as these companies did not sign the 2010 agreement with Sindiquímica. A favorable decision was issued in favor of Oxiteno S.A., and this proceeding is currently awaiting judgment of the appeals filed by Sindiquímica and Oxiteno S.A. For EMCA, the lower court decision was favorable to the company, but was reversed at the Regional Labor Court of the 5th Region, it is currently pending a final judgment. In addition to collective actions, individual claims containing the same object have been filed.

Lubricants operation between IPP and Chevron. In the process of establishing the joint-venture between Chevron and subsidiary IPP, the companies agreed that each shareholder of the new company would be responsible for any claims arising out of any acts, facts or omissions prior to their formation. The liability provisions of the Chevron shareholder in the amount of R$5.4 million as of December 31, 2019 (R$3.6 million as of December 31, 2018) are reflected in the consolidated financial statements, as well as the contingent liabilities identified at the date of acquisition, whose provision amount of R$198.9 million was recognized as a business combination on December 1, 2017, with the balance of R$188.1 million as of December 31, 2019 (R$191.1 million as of December 31, 2018). The amount provisioned of Chevron’s liability recognized in the business combination will be reimbursed to subsidiary Iconic in the event of losses and an indemnity asset was hereby constituted in the same amount, without the need to establish a provision for uncollectible amounts.

Exclusion of ICMS from the PIS and COFINS base. On March 15, 2017, STF decided that ICMS is not included in the PIS and COFINS basis. All of our subsidiaries that are impacted by the decision have filed lawsuits to have this right, recognized by the court. For the subsidiaries Oxiteno S.A., Extrafarma and Tequimar, final and unappealable decisions were issued, and the respective subsidies to prove the amounts to be refunded were duly confirmed by management and recorded in results, up to the present year of 2019, the amount of R$338.1 million (up to R$291.3 million as of December 31, 2018). As a result of injunctions obtained, some subsidiaries have already excluded the ICMS in the amount of R$141.6 million until December 31, 2019 from the PIS and COFINS calculation base. The amounts to be recovered from the other subsidiaries will be recognized to the extent that final and unappealable decisions of the individual actions are issued and the subsidies are confirmed. The Company’s management emphasizes that it is possible for the STF to modulate the effects of the judgment, either by restricting its effectiveness or determining when the decision will become effective, or by reinterpreting the value of ICMS to be excluded. After the decision of the STF has become final and unappealable, the Company’s management will assess the impact on the shares of its subsidiaries, which may result in a reduction in the claimed tax credits.

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

As a result of the Conversion, certain rights granted to preferred shareholders by Brazilian law or our previous bylaws no longer apply, such as, for example, the priority in capital distribution in the event of our liquidation. Also, due to our new capital structure, other shareholders’ rights are currently not applicable, for instance, the right to separate elections for the Board of Directors and Fiscal Council. On the other hand, common shareholders are entitled to voting rights in any matter.

Since our shares are listed on the Novo Mercado, we are required to comply with heightened requirements for corporate governance. In addition, we are not permitted to issue preferred shares or any shares with restricted voting rights while listed on this segment pursuant to its rules. As of January 2, 2018, the new rules for Novo Mercado came into effect. Despite the fact that the companies listed in this segment must fully comply with the regulations until the general shareholders’ meeting of 2022, our bylaws were already amended on April 10, 2019 to reflect these rules.

Description of Capital Stock

On April 10, 2019, the extraordinary and annual general shareholders’ meeting approved a stock split of the shares issued by Ultrapar, so that each share would be represented by two shares of the same class and type. The stock split shall not involve any change in the capital stock, therefore being no alteration in the financial amount and shareholder participation in the Company’s capital stock. The share split was implemented on April 24, 2019, which was also the date that the corresponding stock split of our American Depositary Shares was implemented.

As of December 31, 2019, our subscribed and paid-in capital stock consisted of 1,112,810,192 common shares, all of which have equal voting and equity rights, with no par value, of which 26,780,298 common shares were held in treasury.

On February 19, 2020, our Board of Directors confirmed the issuance of 2,108,542 common shares within the limits of the authorized capital stock pursuant to Article 6 of the Company’s Bylaws, due to the partial exercise of the subscription warrants issued by the Company as of the approval of the Extrafarma transaction. These common shares have the same rights assigned to the other shares previously issued by the Company.

As of the date of this annual report, the Company’s capital stock is represented by 1,114,918,734 common shares, all of them nominative and with no par value.

Subscription Warrants

As a result of the Extrafarma Transaction, the Company issued subscription warrants to the former Extrafarma shareholders which could potentially lead to the issuance of up to 6,411,244 shares, taking into account the stock split approved in April 2019 (3,205,622 shares prior to the April 2019 stock split). In February 2020, the subscription warrants were partially exercised, and the Company issued 2,108,542 common shares. Therefore, as of the date of this annual report, the exercise of the remaining subscription warrants by the former Extrafarma shareholders could potentially lead to the issuance of up to 4,302,702 additional shares of Ultrapar. See “Item 4.A. History and Development of the Company – Extrafarma”.

Voting Rights

Each common share entitles its holder to one vote at the matters of the shareholders’ meetings, in accordance with the Brazilian Corporate Law, our bylaws and the Novo Mercado regulations. For more detailed information with respect to the voting rights of our common shares see our Form 8-A filed with the SEC on August 15, 2011 in the section “Description of Capital Stock—Shareholders’ Meetings”.

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

Pursuant to the new rules of the Novo Mercado and to our new bylaws, the voluntary withdrawal shall be preceded by a public tender offer at fair market value. For the withdrawal to move forward, shareholders representing more than one third (1/3) of the outstanding shares shall need to accept the tender offer or expressly agree to delist without selling the shares.

According to the rules of the Novo Mercado, in the event of a transfer of our shareholding control within 12 months following our delisting from the Novo Mercado, the selling controlling shareholder(s) and the acquirer must offer to acquire the remaining shares for the same price and terms offered to the selling controlling shareholders, duly updated, or pay the difference, if any, between the tender offer price accepted by the former shareholders, duly updated, and the price obtained by the controlling shareholder in selling its shares.

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

The buyer of a controlling interest shall, after the financial settlement of the foregoing tender offer, take the appropriate actions to, over the course of the subsequent 18 months, restore the minimum percentage of outstanding shares as per the rules of the Novo Mercado.

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

2018 Shareholders’ Agreement

On May 2, 2018, Ultra S.A. and Parth executed a shareholders’ agreement to set forth a set of rules to govern the relationship between these two shareholders, binding on December 31, 2019 a total of shares representing 29.4% of the Company’s capital stock. This shareholders’ agreement replaced the Ultra S.A. shareholders’ agreement executed in 2014 and shall be in force for a period of five years, automatically renewable for an equal period, except if a termination notice is sent by one party to the other up to six (6) months before the end of its term. The 2018 shareholders agreement’s main terms are substantially related to (i) the decision process of how Ultra S.A., Parth and its shareholders shall vote at Ultrapar’s shareholders meetings; (ii) procedures to exchange any party’s shares in Ultra S.A. or in Parth for shares of Ultrapar; and (iii) procedures applicable to the exercise of right of first refusal, preemptive rights and drag along rights. Additionally, any third party purchasing Ultra S.A.’s shares bound by the shareholders’ agreement must agree to be bound by the shareholders’ agreement. See “Exhibit 2.7 — 2018 Shareholders’ Agreement, dated as of May 2, 2018”.

Association and Other Covenants Agreement — Extrafarma

On September 30, 2013, Ultrapar, Extrafarma, Paulo Correa Lazera, Katia Correa Lazera, Pedro José Correa Lazera, Roberto Correa Lazera, Tania Lazera Lima Paes, Tereza Lazera Kemp and Sandra Correa Lazera, each individual being a former shareholder of Extrafarma entered into an Association and Other Covenants Agreement to effect the merger of shares (incorporação de ações) of Extrafarma with Ultrapar. See “Exhibit 4.17 – Summary of the Association and Other Covenants Agreement, dated September 30, 2013”.

Notes in the foreign market

In October 2016, the subsidiary Ultrapar International S.A. issued notes in the international market in the principal amount of US$750 million, with maturity in October 2026 and interest rate of 5.25% per annum, with interest payable semiannually. The issue price was 98.097% of its face value. The notes are jointly and unconditionally guaranteed by Ultrapar and by the subsidiary IPP. See “Exhibit 2.9 – Indenture, dated as of October 6, 2016”.

In June 2019, the subsidiary Ultrapar International repurchased US$200 million in notes due 2026.

In June 2019, the subsidiary Ultrapar International S.A. issued notes in the international market in the principal amount of US$500 million, with maturity in June 2029 and interest rate of 5.25% per annum, with interest payable semiannually. The issue price was 100% of its face value. The notes are jointly and unconditionally guaranteed by Ultrapar and by the subsidiary IPP. See “Exhibit 2.10 – Indenture, dated as of June 6, 2019”.

As a result of the issuance of the notes in the foreign market, Ultrapar and its subsidiaries are required to perform certain obligations, including:

•	Restriction on sale of all or substantially all assets of Ultrapar and subsidiaries Ultrapar International and IPP;

•	Restriction on encumbrance of assets exceeding US$150 or 15% of the amount of the consolidated tangible assets.

Ultrapar and its subsidiaries are in compliance with the levels of covenants required by this debt. The restrictions imposed on Ultrapar and its subsidiaries are customary in transactions of this nature and have not limited their ability to conduct their business to date.

BNDES

Ultrapar has financing from BNDES (Brazilian National Development Bank) for some of its investments. As of December 31, 2019, such lines of credit with BNDES were not renewed. Our outstanding debt with BNDES as of December 31, 2019 totaled R$97.1 million.

The loans under this credit agreement bear mainly an annual interest of TJLP plus an additional rate that varies according to each subsidiary. The credit line agreement contains certain financial ratio covenants and limits on permitted usages of the borrowed amounts (which are limited to certain fixed asset and working capital expenditures). In addition, the subsidiaries may redeem the debt prior to the maturity date but will be subject to the payment of certain premiums.

Debentures

In March 2018, Ultrapar completed its sixth issuance of R$1,725.0 million in public debentures, which mature in March 2023 and bear interest at 105.25% of DI, with principal due at maturity. The proceeds of the issuance were used to redeem 800 debentures from the fifth issuance at the final maturity date and to lengthen its debt profile, providing greater financial flexibility.

For more information on our debentures, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness”.

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

For further detail on financial instruments of Ultrapar and its subsidiaries, see Note 34 to our consolidated financial statements and “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness”.

Other material contracts are described in other sections of this report

For information regarding our contract with Braskem relating to the supply of ethylene, see “Item 4.B. Information on the Company—Business Overview—Petrochemicals and Chemicals—Oxiteno—Ethylene Supply” and “Item 5.F. Operating and Financial Review and Prospects—Tabular Disclosure of Contractual Obligations”.

D.	Exchange Controls

There are no restrictions on ownership of our common shares or ADS by individual or legal entities domiciled outside Brazil. However, the right to convert dividend payments, interest on shareholders’ equity payments, and proceeds from the sale of our shares into foreign currency and to remit such amounts abroad is subject to restrictions under foreign investment legislation, which generally require, among other things, that the relevant investment be registered with the Central Bank and the CVM.

Foreign investors may register their investment in our shares under Law 4,131, dated as of September 3, 1962, as amended, or Law 4,131, or under Resolution No. 4,373, dated as of September 29, 2014 (which replaced Resolution No. 2,689, dated of January 26, 2000), or Resolution No. 4,373. Registration under Resolution No. 4,373 affords favorable tax treatment to foreign investors who are not residents in a “tax haven” jurisdiction (i.e. countries that do not impose income tax or where the maximum income tax rate is lower than 20%), as defined by Brazilian tax laws.

Portfolio foreign investments are regulated by Resolution No. 4,373 and CVM Rule No. 560, as amended, or CVM Rule 560. Resolution No. 4,373 provides that foreign investors may invest in financial and capital markets in Brazil, including by means of the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers, provided that certain requirements are fulfilled.

Under Resolution No. 4,373, foreign investors may invest in the same instruments and operational modalities available to the investors residing or domiciled in Brazil. The definition of foreign investor includes individuals, legal entities, funds and other collective investment entities, residing, domiciled or headquartered abroad.

Pursuant to Annex I of Resolution No. 4,373 and CVM Rule 560, among the requirements applicable, in order to invest in Brazil under the mentioned resolution, a foreign investor must:

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

•	through its representative in Brazil, register itself as a foreign investor with the CVM;

•	through its representative in Brazil, register its foreign investment with the Central Bank; and

•	appoint an authorized custodian in Brazil for its investments, which must be a financial institution or entity duly authorized by the Central Bank or CVM.

Securities and other financial assets held by non-Brazilian investors pursuant to Annex I Resolution No. 4,373 must be registered or maintained in deposit accounts or under the custody of an entity duly authorized by the Central Bank or the CVM, as applicable, or be registered with clearing houses and other entities that provide services of registration, clearing and settlement duly licensed by the Brazilian Central Bank or the CVM, as applicable. In the case of Depositary Receipts (DRs), the record must be made by the Brazilian custodian entity on behalf of the foreign depositary institution.

Annex II of Resolution No. 4,373 of the National Monetary Council provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. The ADS program must be approved by the CVM prior to the issuance of the ADSs.

For purposes of the mandatory registration with the Central Bank of Brazil of foreign investments in the Brazilian financial and capital markets, Resolution No. 4,373 expressly provides that simultaneous foreign exchange transactions (i.e. without effective transfer of funds to or from abroad) shall be required in specific situations, including (i) conversion of credits held by foreign investors in Brazil into foreign investment in the financial and capital markets; (ii) transfer of investments made in depositary receipts to the modality of foreign direct investments (or investimento estrangeiro direto) under Law No. 4,131 or investments in the Brazilian financial and capital markets under Annex I of Resolution. No. 4,373; and (iii) transfer of investments in the Brazilian financial and capital markets under Annex I of Resolution. No. 4,373 to the modality of foreign direct investments (or investimento estrangeiro direto) under Law No. 4,131.

In addition, Resolution No. 4,373 does not allow foreign investors to perform investments or sell the invested assets outside of organized markets, except as expressly authorized by the CVM through specific regulation or according to the exceptions provided in CVM Rule 560. Pursuant to CVM Rule 560, the exceptions for investments outside of organized markets include subscription, stock bonus, initial public offers and the exercise of put options for shareholders that remain following a tender offer, among others.

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

We have obtained a certificate of registration in the name of The Bank of New York Mellon, the depositary, with respect to our ADS program. Pursuant to this certificate, the custodian and the depositary are able to convert dividends and other distributions with respect to the shares represented by ADSs into foreign currency and to remit the proceeds outside Brazil. In order for a holder of our ADSs to surrender its ADSs for the purpose of withdrawing the shares represented thereby, the investor is required to register as a Resolution No. 4,373 investor and meet the requirements mentioned above, as well as register its investment with the Central Bank. If the investor’s representatives fail to obtain or update the relevant certificates of registration, the investor may incur additional expenses or be subject to operational delays which could affect its ability to receive dividends or distributions relating to the shares or the return of its capital in a timely manner. An investor who surrenders its ADSs and withdraws the shares thereunder may be subject to less favorable Brazilian tax treatment on the gains from the disposition of the investment than a holder of ADSs.

Under Brazilian law, whenever there is a serious imbalance in Brazil’s balance of payments or reasons to foresee a serious imbalance, the Brazilian government may impose temporary restriction on the remittance of foreign currency abroad and on the conversion of Brazilian currency into foreign currencies. Such restrictions may hinder or prevent the custodian or holders who have exchanged ADSs for underlying shares from converting distributions or the proceeds from any sale of such shares, as the case may be, into U.S. dollars and remitting such proceeds abroad.

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

Under the Decree 8,426 of 2015 the payment of interest on capital are also subjected to PIS and COFINS at a rate of 9.25%.

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

Gains on the exchange of ADS for shares

Although there is no clear regulatory guidance, the exchange of ADSs for shares should not be subject to Brazilian income tax. Non-Brazilian Holders may exchange their ADSs for the underlying shares, sell the shares on a Brazilian stock exchange and remit abroad the proceeds of the sale within five business days from the date of exchange (in reliance on the depositary’s electronic registration). For further information, see “—Taxation of Bonds and Securities Transactions (IOF/Bonds)”. Our understanding is that the exchange of ADSs for the underlying shares and sale of shares within the period mentioned above by a Non-Brazilian Holder that (i) is a Registered Holder and (ii) is not a Tax Haven Holder, should not be subject to the withholding income tax.

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

Taxation of Bonds and Securities Transactions (IOF/Bonds). Law No. 8,894, dated as of June 21, 1994, created the IOF/Bonds, which may be imposed on any transaction involving bonds and securities, even if the transaction includes Brazilian stock, futures or commodities exchange. The Federal Supreme Court of Brazil decided that the transfer of shares shall be taxed by IOF/Bonds. The current rate of IOF/Bonds with respect to transactions of shares is 0%. Regarding the ADSs, under the Decree No. 8,165, from December 23, 2013 which amended the Decree No. 6,306, from December 14, 2007, the IOF/Bonds rate applicable to the transfer of shares listed on the Brazilian stock exchange, with the specific purpose of guaranteeing the issuance of depositary receipts in the foreign market, is currently 0%. The Brazilian government may increase the rate up to 1.5% per day during the terms of the securities, but only with respect to future transactions relating to shares or ADSs.

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

Passive foreign investment company

In general, certain adverse consequences could apply to a U.S. Holder if we are treated as a PFIC for any taxable year during which the U.S. Holder holds our shares or ADSs. A non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either (i) at least 75 percent of its gross income consists of “passive income”, such as dividends, interest, rents, royalties and certain gains, including certain gains from commodities transactions, other than those that meet the Commodity Exception, or (ii) at least 50 percent of the average quarterly value of its gross assets is attributable to assets that produce or are held for the production of passive income.

We must make a separate determination each year as to whether we are a PFIC. Based on a review of our gross income and assets, the manner in which we currently operate our business, the current market price of our shares, and the current interpretation of the PFIC rules, including the Commodity Exception, we believe that we were not a PFIC for U.S. federal income tax purposes for the 2019 taxable year. However, the determination as to whether we are a PFIC for any taxable year is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, depends upon the composition of a company’s income and assets and the market value of its assets from time to time, and is not made until after the end of a taxable year. Consequently, there can be no assurance that we will not be considered a PFIC for the current taxable year or any subsequent taxable year.

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

You should read this discussion along with the note 34 to our consolidated financial statements.

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

The Company has a policy for the management of resources, financial instruments, and risks approved by its Board of Directors (the “Policy”). In accordance with the Policy, the main objectives of financial management are to preserve the value and liquidity of financial assets and ensure financial resources for the development of the businesses, including expansions. The main financial risks considered in the Policy are market risks (currencies, interest rates and commodities), liquidity risks and credit risks.

The governance of the management of financial risks follows the segregation of duties below:

•	The execution of the Policy has done by corporate financial board, through its treasury department, with the assistance of the accounting, legal and tax departments.

•

The monitoring of compliance of the Policy and possible issues is the responsibility of the Risk and Investment Committee, (“Committee”), which is composed of CFO, Treasury Director, Controller and other directors designated by the CFO. The Committee holds quarterly meetings and monitors the risk standards established by the Policy through a monitoring map on a monthly basis.

•	Approval of the Policy and the periodic assessment of Company exposure to financial risks are subject to the approval of the Board of Directors of Ultrapar.

The Audit and Risks Committee advises the Board of Directors in the assessment of controls, management and exposure of financial risks and revision of Policy. The Risk, Compliance and Audit Department monitors of standards compliance of the Policy and reports to the Audit and Risks Committee the risks exposure and compliance or noncompliance with the Policy.

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

The Company uses exchange rate hedging instruments (especially between the Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, receipts and disbursements in foreign currency and net investments in foreign operations. Therefore, hedge is used in order to reduce the effects of changes in exchange rates on the Company’s income and cash flows in Reais within the exposure limits under its Policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, receipts and disbursements in foreign currency to which they are related. Assets and liabilities in foreign currencies are stated below, translated into Reais as of December 31, 2019 and 2018:

Assets and liabilities in foreign currency

In millions of Reais	2019	2018
Assets in foreign currency
Cash, cash equivalents and financial investments in foreign currency (except hedging instruments)	455.6	254.2
Foreign trade receivables, net of allowance for doubtful accounts and advances to foreign customers	213.5	235.1
Other net assets foreign (except cash, cash equivalents, financial investments, trade receivables, financing and payables)	1,445.0	1,384.9

	2,114.1	1,874.2
Liabilities in foreign currency
Financing in foreign currency gross of transaction costs and negative goodwill	(6,895.1)	(5,515.6)
Payables arising from imports, net of advances to foreign suppliers	(344.5)	(567.7)

	(7,239.6)	(6,083.3)

Foreign currency hedging instruments	3,636.4	2,483.0

Net asset (liability) position – Total	(1,489.1)	(1,726.1)
Net asset (liability) position – Income statement effect	452.0	282.7
Net asset (liability) position – Shareholders’ equity effect	(1,941.1)	(2,008.8)

Sensitivity analysis of assets and liabilities in foreign currency

Scenarios I, II and III were based on 10%, 25% and 50% variations, respectively, applied on the net position of the Company exposed to the currency risk, simulating the effects of appreciation and devaluation of the Real in the income statement and the equity:

The table below shows the effect of exchange rate changes on different scenarios, based on the total liability position of R$1,489.1 million in foreign currency.

		Scenario I	Scenario II	Scenario III
In millions of Brazilian Reais	Risk	Likely	25%	50%
(1) Income statement effect	Real devaluation	45.2	113.0	226.0
(2) Shareholders’ equity effect		(194.1)	(485.3)	(970.6)

(1) + (2)	Net effect	(148.9)	(372.3)	(744.6)

(3) Income statement effect	Real appreciation	(45.2)	(113.0)	(226.0)
(4) Shareholders’ equity effect		194.1	485.3	970.6

(3) + (4)	Net effect	148.9	372.3	744.6

The shareholders’ equity effect refers to cumulative translation adjustments of changes in the exchange rate on equity of foreign subsidiaries (see Notes 2.s.1 and 26.g.2—Cumulative Translation Adjustments to our consolidated financial statements), net investments hedge in foreign entities, cash flow hedge of firm commitments and highly probable transactions (see Note 2.c and 34.h – Hedge Accounting to our consolidated financial statements).

Sensitivity analysis of derivative financial instruments

The Company and its subsidiaries uses derivative financial instruments only to hedge against identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). Thus, for purposes of sensitivity analysis of market risks associated with financial instruments, as required by CVM Instruction 475/08, the Company analyzes the hedging instrument and the hedged item together, as shown on the charts below.

For the sensitivity analysis of foreign exchange hedging instruments, management adopted as a likely scenario the Real/U.S. dollar exchange rates at maturity of each swap, projected by U.S. dollar futures contracts quoted on B3 as of December 31, 2019. As a reference, the exchange rate for the last maturity of foreign exchange hedging instruments is R$5.76 in the likely scenario. Scenarios II and III were estimated with a 25% and 50% additional appreciation or depreciation of the Real against the likely scenario, according to the risk to which the hedged item is exposed.

Based on the balances of the hedging instruments and hedged items as of December 31, 2019, the exchange rates were replaced, and the changes between the new balance in Reais and the balance in Reais as of December 31, 2019 were calculated in each of the three scenarios. The table below shows the change in the values of the main derivative instruments and their hedged items, considering the changes in the exchange rate in the different scenarios:

	Risk	Scenario I (Likely)	Scenario II	Scenario III
		(in millions of Reais)
Currency swaps receivable in U.S. dollars
(1) U.S. dollar / Real swaps	Dollar appreciation	700.5	1,668.2	2,635.9
(2) Debts/firm commitments in U.S. dollars		(700.5)	(1,668.0)	(2,635.6)

(1)+(2)	Net Effect	0.0	0.2	0.3

Currency swaps payable in U.S. dollars
(3) Real / U.S. dollar swaps	Dollar devaluation	0.4	62.6	124.7
(4) Gross margin of Oxiteno		(0.4)	(62.6)	(124.7)

(3)+(4)	Net Effect	—	—	—
Options
(5) Options Real / U.S. Dollar swaps	Dollar devaluation	—	42.1	102.9
(6) Gross margin of Oxiteno		0	(42.1)	(102.9)

(5)+(6)	Net Effect	0	0	0

For sensitivity analysis of hedging instruments for interest rates in Brazilian Reais, the Company used the futures curve of the DI x Pre contract quoted on B3 as of December 31, 2019 for each of the swap and debt (hedged item) maturities, to determine the likely scenarios. Scenarios II and III were estimated based on a 25% and 50% deterioration, respectively, of the likely scenario pre-fixed interest rate.

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

	Risk	Scenario I (Likely)	Scenario II	Scenario III
		(in millions of Reais)
Interest rate swap (in Brazilian Reais) – Debentures – CRA
(1) Fixed rate swap – DI	Decrease in Pre-fixed rate	(195.1)	(137.3)	(74.0)
(2) Fixed rate debt		195.1	137.3	74.0

(1)+(2)	Net Effect	—	—	—

For the sensitivity analysis of the commodity price swings hedging instruments on December 31, 2019, the Company used the futures heating oil and gasoline (RBOB) contracts quoted on NYMEX. Scenarios II and III were estimated based on 25% and 50% deterioration, respectively, of the likely scenario commodity price.

Based on the balances of the hedging instruments and the objects hedged on December 31, 2019, prices were substituted and the variations between the new balance in Reais and the balance in Reais in the report date were calculated in each of the three scenarios. The table below shows the variation of the amounts of the derivative instruments and their objects of hedge, considering the variations in commodity prices in the different scenarios:

	Risk	Scenario I (Likely)	Scenario II	Scenario III
		(in millions of Reais)
NDF Commodities
(1) NDF of Commodities	Decrease in commodities price	100.5	1,490.9	2,881.2
(2) Gross margin from Ipiranga		(100.5)	(1,490.9)	(2,881.2)

(1)+(2)	Net Effect	—	—	—

Interest Rate Risk

Ultrapar adopts prudent policies for borrowing and investing financial resources and for capital cost minimization. The financial investments of Ultrapar are primarily held in transactions linked to the DI. Our borrowings primarily relate to financings from Banco do Brasil S.A., BNDES and other development agencies, debentures, notes in the foreign credit markets and other borrowings in foreign currency. Ultrapar does not actively manage risks associated with changes in the level of interest rates and attempts to maintain its financial interest assets and liabilities at floating rates. See Notes 4, 16 and 34 to our consolidated financial statements.

The table below provides information as of December 31, 2019 about our debt obligations in foreign currency and in Reais that are subject to variable and fixed rates of interest. The table summarizes information on instruments and transactions that are sensitive to foreign currency exchange rates and interest rates:

				Principal by year of maturity(1)
Debt	Weighted average interest rate	Fair value	Book value	2020	2021	2022	2023	2024	2025 and thereafter
	(in millions of Reais)
R$ borrowings	6.4%	115.9	116.0	16.3	10.8	(0.1)	(0.1)	89.2	—
Borrowings indexed to the DI	102.7% of the DI	6,214.9	6,268.6	441.2	1,109.2	2,336.4	2,381.7	—	—
Borrowings indexed to the TJLP	2.0%	105.0	103.9	52.6	27.0	16.6	7.7	—	—
U.S. dollar borrowings	4.9%	5,778.5	5,403.7	91.9	234.8	78.8	738.6	44.9	4,214.6
Borrowings indexed to the LIBOR	1.5%	2,341.9	1,457.3	407.7	39.9	683.8	325.8	—	—
Borrowings indexed to the SELIC	2.3%	30.3	30.4	23.4	4.9	1.9	0.1	—	—
Borrowings indexed to the MX$	8.9%	41.2	41.2	41.2	—	—	—	—	—
Borrowings indexed to the IPCA	4.6%	941.6	941.6	13.1	(1.9)	(1.9)	(1.9)	631.2	303.1

Subtotal		15,599.4	14,392.7	1,117.4	1,424.8	3,115.5	3,452.0	765.3	4,517.8
Unrealized losses on swaps transactions		30.0	30.0	30.0	—	—	—	—	—

Total		15,599.4	14,392.7	1,117.4	1,424.8	3,115.5	3,452.0	765.3	4,517.8

(1)	Figures include interest accrued through December 31, 2019.

Credit risk

The financial instruments that would expose the Company to credit risks of the counterparty are basically represented by cash and cash equivalents, financial investments, hedging instruments and trade receivables. See note 34.d to our consolidated financial statements.

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

The estimates of credit losses are calculated by the expected loss aproach based on the probability of default rates. Loss rates are calculated on the basis of the average probability of a receivable amount to advance through successive stages of default until full write-off. The probability of default calculation takes into account a credit risk score for each exposure, based on data considered to be capable of foreseeing the risk of loss (external classifications, audited financial statements, cash flow projections, customer information available in the press, for example), with addition of the credit assessment based on experience.

Such risks are managed by each business unit through specific criteria for acceptance of customers and their credit rating and customers’ credit risks are also mitigated by diversification of sales. The subsidiaries of the Company request from customers secured by trade receivables and other receivables in certain circumstances, but such security arrangements are not taken account of when calculating the risk of loss. As of December 31, 2019, the estimated credit losses on doubtful accounts on their trade receivables recorded for Ipiranga, Ultragaz, Extrafarma, Oxiteno and Ultracargo were R$447.2 million, R$95.0 million, R$3.4 million, R$13.3 million and R$2.0 million, respectively. In addition, as of December 31, 2019, no single customer or group accounts for more than 10% of total revenue. For further information, see notes 5.a, 5.b and 34.d.3 to our consolidated financial statements.

Credit risk of financial institutions — Such risk results from the inability of financial institutions to comply with their financial obligations to the Company due to insolvency. The Company regularly conducts a credit review of the institutions with which it holds cash and cash equivalents, financial investments, and hedging instruments through various methodologies that assess liquidity, solvency, leverage, portfolio quality, etc. Cash and cash equivalents, financial investments, and hedging instruments are held only with institutions with a solid credit history, chosen for safety and soundness. The volumes of cash and cash equivalents, financial investments, and hedging instruments are subject to maximum limits by each institution and, therefore, require diversification of counterparties.

Government credit risk — The Company’s Policy allows investments in government securities from countries classified as investment grade AAA or Aaa by specialized credit rating agencies (S&P, Moody’s and Fitch) and in Brazilian government bonds. The volume of such financial investments is subject to maximum limits by each country and, therefore, requires diversification of counterparties.

The credit risk of cash, cash equivalents and financial investments is summarized below:

	Fair value (in millions of Reais)
Counterparty credit rating	12/31/2019	12/31/2018
AAA	4,906.1	5,933.7
AA	331.5	707.4
A	418.0	262.6
BBB	56.5	90.8

Total	5,712.1	6,994.4

It is important to note that the credit risk analysis that we performed as of December 31, 2019 do not reflect the impacts of the now global COVID-19 pandemic, which may have significant impacts on the credit quality of our customers and the financial institutions with whom we hold assets. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Ultrapar and Its Industries— Our businesses may be materially and adversely affected by the outbreak of communicable diseases, such as the ongoing COVID-19 pandemic, or other epidemics or pandemics”, and other risk factors included herein.

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

The Company believes it has sufficient working capital to satisfy its current needs. The gross indebtedness due over the next twelve months totals R$1,532.0 million, including estimated interests on loans. Furthermore, the investment plan for 2020 totals R$1,770.7 million. In 2019, the Company had R$5,205.6 million in cash, cash equivalents and short-term financial investments (for quantitative information, see Notes 4 and 16 to our consolidated financial statements).

For further information on financial liabilities as of December 31, 2019, see Note 34.e to our consolidated financial statements.

Capital management

The Company manages its capital structure based on indicators and benchmarks. The key performance indicators related to the capital structure management are the weighted average cost of capital, and the net debt/EBITDA, interest coverage and indebtedness/equity ratios. Net debt is composed of cash and cash equivalents and financial investments and hedging instruments (see Note 4 to our consolidated financial statements) and loans and hedging instruments and debentures (see Note 16 to our consolidated financial statements). The Company can change its capital structure depending on economic and financial conditions, in order to optimize its financial leverage and capital management. The Company seeks to improve its return on invested capital by implementing efficient working capital management and a selective investment program.

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

The table below summarizes the position of hedging instruments entered by the Company:

a)	Designated as hedge accounting

Product	Hedged object	Rates agreement		Maturity	Notional Amount		Fair value
		Assets	Liabilities		12/31/19	12/31/18	12/31/19	12/31/18
R$ million
Foreign exchange swap	Debt	USD + 4.51%	104.0% DI	Nov-23	USD 245.0	USD 245.0	69.3	(10.3)
Foreign exchange swap	Debt	LIBOR-3M + 1.11% = 4.1%	105.0% DI	Jul-23	USD 150.0	USD 150.0	75.0	45.6
Interest rate swap	Debt	4.57% + IPCA	95.8% DI	Oct-24	R$ 806.1	R$ 806.1	144.1	35.6
Interest rate swap	Debt	6.47%	100% DI	Nov-24	R$ 90.0	—	0.6	—
Zero Cost Collar	Operating margin	Put USD 3.68	Call USD 4.60	Dec-20	USD 60.0	USD 149.4	(0.1)	0.3

							288.9	71.2

b)	Not designated as hedge accounting

Product	Hedged object	Rates agreement		Maturity	Notional amount		Fair value
		Assets	Liabilities		12/31/19	12/31/18	12/31/19	12/31/18
R$ million
Foreign exchange swap	Debt	USD + 3.60%	65.0% DI	Jun-29	USD 853.0	USD 758.3	353.5	246.5
Foreign exchange swap	Debt	LIBOR-3M + 2.0% = 4.3%	105.9% DI	Jun-20	USD 60.0	USD 60.0	48.5	38.0
Foreign exchange swap	Firm commitments	USD + 0.00%	39.9% DI	Oct-19	USD 17.9	USD 98.5	(2.2)	(8.6)
Foreign exchange swap	Operating margin	34.8% DI	USD + 0.00%	Feb-20	USD 4.7	USD 8.9	0.6	0.1
NDF	Firm commitments	BRL	USD	Jan-20	USD 71.6	—	(1.1)	—
Term	Firm commitments	BRL	Heating Oil /RBOB	Jan-20	USD 56.0	—	(1.3)	—

							398.0	276.0

All transactions mentioned above were properly registered with the over-the-counter segment of B3.

Hedging instruments existing in 2019 are described below, according to their category, risk, and hedging strategy:

a – Hedging against foreign exchange exposure of liabilities in foreign currency—The purpose of these contracts is (i) to offset the effect of the change in exchange rates of debts or firm commitments in U.S. dollars by converting them into debts or firm commitments in Reais linked to DI, (ii) change a financial investment linked to the DI and (iii) change a financial investment linked to the DI and given as a guarantee to a loan in the U.S. dollar into a financial investment linked to the U.S. dollar. The tables below present our position in this category of swaps as of December 31, 2019:

	Maturity
Swap/Non Deliverable Forward	2020	2021 and thereafter
Notional amount (in millions of Reais)(1)	175.6	4,425.7
Notional amount (in millions of dollars)	43.6	1,098.0
Average receiving rate	US$	US$ + 3.8%
Average payment rate	41.6% of the DI	74.6% of the DI

(1)	Notional amount converted according to the commercial selling rate reported by the Central Bank (PTAX) as of December 31, 2019.

	Maturity
Swap	2020	2021 and thereafter
Notional amount of swaps (in millions of Reais)(1)	241.8	604.6
Notional amount of swaps (in millions of dollars)	60.0	150.0
Average receiving rate	US$ + LIBOR + 1.06%	US$ + LIBOR + 1.00%
Average payment rate	105.9% of the DI	104.9% of the DI

(1)	Notional amount converted according to the commercial selling rate reported by the Central Bank (PTAX) as of December 31, 2019.

b – Hedging against fixed interest rate in Brazilian Reais—The purpose of this contract is to change fixed interest rate of debentures issued in Brazilian Reais to floating interest. The table below presents our position in this category of swaps as of December 31, 2019.

Swap	Maturity 2020 and thereafter
Notional amount of swaps (in millions of Reais)(1)	806.1
Notional amount of swaps (in millions of dollars)	200.0
Average receiving rate	4.57% p.a. + IPCA
Average payment rate	95.8% of the DI

(1)	Notional amount converted according to the commercial selling rate reported by the Central Bank (PTAX) as of December 31, 2019.

Swap	Maturity 2020 and thereafter
Notional amount of swaps (in millions of Reais)(1)	90.0
Notional amount of swaps (in millions of dollars)	22.33
Average receiving rate	6.47% p.a.
Average payment rate	99.9% of the DI

(1)	Notional amount converted according to the commercial selling rate reported by the Central Bank (PTAX) as of December 31, 2019.

c – Hedging against foreign exchange exposure of revenues in foreign currency—The purpose of this contract is to protect the highly probable future sales of the subsidiaries Oxiteno S.A, Oleoquímica and EMCA, denominated in U.S. dollars, regarding the impacts resulting exclusively from variations at the R$/US$ exchange rate, using derivative instruments (options) through a zero cost collar structure, which consists of the purchase of a “put” option and the sale of a “call” option, contracted with the same counterparty and with no premium paid. The table below presents our position in this category of swaps as of December 31, 2019:

Options	Maturity 2020
Notional amount of options (in millions of Reais)(1)	241.8
Notional amount of options (in millions of dollars)	60.0
Strike “put”	R$/US$3.7
Strike “call”	R$/US$4.6

(1)	Notional amount converted according to the commercial selling rate reported by the Central Bank (PTAX) as of December 31, 2019.

d – Hedging against foreign exchange exposure of operations—The purpose of these contracts is to make the exchange rate of the revenues equal to the exchange rate of the cost of their main raw materials during their operating cycles. The table below presents our position in this category of swaps as of December 31, 2019:

Swap	Maturity 2020
Notional amount of swaps (in millions of Reais)(1)	22.5
Notional amount of swaps (in millions of dollars)	5.6
Average receiving rate	34.8% of the DI
Average payment rate	US$ + 0.0% p.a.

(1)	Notional amount converted according to the commercial selling rate reported by the Central Bank (PTAX) as of December 31, 2019.

e – Hedging against commodities exposure of operations—The purpose of these contracts results from the possibility of price oscillation regarding products marketed specially diesel (heating oil) and gasoline (RBOB). These price fluctuations may cause substantial alterations in the sales revenues and costs. The table below presents our position in this category of NDF´s as of December 31, 2019:

Term	Maturity 2020
Notional amount of NDF´s (in millions of Reais)(1)	225.6
Notional amount of NDF´s (in millions of dollars)	56.0
Position	Sold
Contract	Heating oil / RBOB

(1)	Notional amount converted according to the commercial selling rate reported by the Central Bank (PTAX) as of December 31, 2019.

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

The foreign exchange hedging instruments designated as fair value hedge are:

In millions, except the DI %	2019	2018
Notional amount – US$	395.0	395.0
Result of hedging instruments – gain/(loss) – R$	79.5	149.2
Fair value adjustment of debt – R$	(36.8)	(28.5)
Financial expense in the statements of profit or loss – R$	(130.3)	(215.9)
Average effective cost – DI %	104.4	104.4

For more information, see Note 16.c.1 to our consolidated financial statements.

The interest rate hedging instruments designated as fair value hedge are:

In millions, except the DI %	2019	2018
Notional amount – R$	806.1	806.1
Result of hedging instruments – gain/(loss) – R$	73.0	25.8
Fair value adjustment of debt – R$	(77.0)	(13.3)
Financial expense in the statements of profit or loss – R$	(68.1)	(50.2)
Average effective cost – DI %	95.8	95.8

For more information, see Notes 16.g.2, 16.g.4 and 16.g.6 of our consolidated financial statements.

In millions, except the DI %	2019	2018
Notional amount – R$	90.0	—
Result of hedging instruments – gain/(loss) – R$	0.6	—
Fair value adjustment of debt – R$	(0.2)	—
Financial expense in the statements of profit or loss – R$	(0.4)	—
Average effective cost – DI %	99.9	—

For more information, see Note 16.g.7 of our consolidated financial statements.

Cash flow hedge

The Company and its subsidiaries designate as cash flow hedge of firm commitment and highly probable transactions, derivative financial instruments to hedge “firm commitments” and non-derivative financial instruments to hedge “highly probable future transactions”, so as to hedge against fluctuations arising from changes in exchange rate.

On December 31, 2019, the Company had no exchange rate and commodities hedging instruments of firm commitments designated as cash flow hedges. For the exchange rate and commodities hedging instruments settled in 2019, a loss of R$29.1 million (a gain of R$10.7 million for the period ended on December 31,2018) was recognized in the statement of profit or loss.

On December 31, 2019, the notional amount of foreign exchange hedging instruments for highly probable future transactions designated as cash flow hedge, related to notes in the foreign market totaled US$550.0 million (US$570.0 million on December 31, 2018). On December 31, 2019, the unrealized loss of “Other comprehensive income” is R$293.3 million (loss of R$243.7 million on December 31, 2018), net of deferred IRPJ and CSLL.

On December 31, 2019, the notional amount of foreign exchange hedging instruments for highly probable future transactions designated as cash flow hedge, related to future sales revenues of Oxiteno (zero cost collars) totaled US$60.0 million (US$149.4 million on December 31, 2018). On December 31, 2019, the unrealized loss of “Other comprehensive income” is R$0.1 million (gain of R$0.2 million on December 31, 2018), net of deferred IRPJ and CSLL.

Net investment hedge in foreign entities

The Company and its subsidiaries designate as net investment hedge in foreign entities notes in the foreign market, for hedging net investment hedge in foreign entities, to offset changes in exchange rates.

On December 31, 2019, the balance of foreign exchange hedging instruments designated as net investments hedge in foreign entities, related to part of the investments made in entities which functional currency is other than the Brazilian Real, totaled US$95.0 million (US$96.0 million on December 31, 2018). On December 31, 2019, the unrealized loss of “Other comprehensive income” is R$55.7 million (loss of R$45.9 million on December 31, 2018), net of deferred income and social contribution taxes. The effects of exchange rate changes on investments and hedging instruments were offset in equity.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

In the United States, our common shares are traded in the form of ADSs. Each of our ADSs represents one common share of Ultrapar, issued by The Bank of New York Mellon, as depositary, pursuant to a deposit agreement, dated July 22, 1999, as amended and restated on May 5, 2005, on January 26, 2011, on August 15, 2011, on January 19, 2016 and on March 2, 2018. The depositary’s principal executive office is located at 240 Greenwich Street, New York, New York 10286.

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

Reimbursement of fees incurred in 2019

From January 1, 2019 until December 31, 2019, Ultrapar received from the depositary US$692,161, net of withholding taxes, for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADSs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

Under our management’s supervision and with their participation, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, for the period covered by this Form 20-F. The Company’s disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is (a) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (b) accumulated and communicated to our management, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosure. Based on this evaluation, after identifying control deficiencies that represented a material weakness in our internal control over financial reporting in the past year (2018), our Chief Executive Officer and Chief Financial Officer concluded that the remediation plans for this material weakness were effectively implemented and, as of December 31, 2019, our disclosure controls and procedures were effective.

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

In this context, our management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019, based on the criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on such assessment and criteria, our management has concluded that the Company’s internal controls over financial reporting are effective as of December 31, 2019.

The Company’s independent registered public accounting firm, KPMG Auditores Independentes, audited the effectiveness of our internal control over financial reporting as of December 31, 2019, and their report, included herein, expressed an unqualified opinion.

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

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Ultrapar Participações S.A.

Opinion on Internal Control Over Financial Reporting

We have audited Ultrapar Participações S.A. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2019 and the related notes (collectively, the consolidated financial statements), and our report dated May 4, 2020 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Controls over Financial Reporting appearing under Item 15b of the Company’s Annual Report on Form 20-F. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

KPMG Auditores Independentes

São Paulo, SP, Brazil

May 4, 2020

(d)    Changes in Internal Control over Financial Reporting

Except for the remediation activities described below and other than the implementation of controls associated to the adoption of IFRS 16, there were no changes in our internal control over financial reporting for the year ended December 31, 2019 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

During the course of 2019, we established new internal controls in order to address the accounting requirements of IFRS 16 – Leases. Our internal controls were designed to address financial reporting requirements, including the identification of leases, measurement, recognition and proper disclosures, through formal procedures, new systems and approvals.

Remediation Plan for the Material Weakness

In response to the material weakness identified in respect of the year ended December 31, 2018 as disclosed in our annual report on Form 20-F for that year, during the course of 2019, our management implemented a remediation plan to remediate the combination of deficiencies comprising such material weakness.

The remediation plan that management implemented comprised:

(a)

the automation of the process of deploying and changing systems and databases in order to ensure that controls and procedures designed for change management process cannot be bypassed by IT administrators; and

(b)

the implementation of a solution that established effective control to monitor privileged access to our IT environment by designing new controls and procedures to address all the risks related to this process.

As of December 31, 2019, management completed the implementation of the aforementioned remediation activities, and the changes in internal control implemented were tested by management as part of its assessment of internal control over financial reporting. Accordingly, management believes that the successful completion of these activities has remediated the material weakness identified in respect of the year ended December 31, 2018.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Until April 2019, our Fiscal Council acted as an audit committee pursuant to the requirements of the Sarbanes-Oxley Act. We did not appoint an audit committee financial expert, as Brazilian law does not require a Fiscal Council member to have the same attributes of such a financial expert.

However, in order to adapt to the new rules for the Novo Mercado segment, the extraordinary and annual general shareholders’ meeting held on April 10, 2019, approved an amendment to our Bylaws and our audit and risks committee started to function on a permanent basis to advise the Board of Directors and started to act as separate body from the Fiscal Council.

Also in accordance with the new rules for the Novo Mercado and with the provisions of our bylaws, this committee shall have at least three members, of whom at least one must be an independent member of the Board of Directors and one member must have recognized experience in business accounting pursuant to the rules issued by the CVM regarding the registration and practice of independent auditing activities in the securities market.

The members of the audit and risks committee shall be elected by the Board of Directors for a term of office of two years, and the term shall coincide with the term of office of the Directors, with reelection being permitted for successive terms.

On May 15, 2019, the Board of Directors appointed Ms. Ana Paula Vescovi, Mr. Joaquim Pedro de Mello, Mr. José Maurício Pereira Coelho and Mr. Flavio Cesar Maia Luz as members of audit and risks committee. Mr. Flavio Luz is the coordinator of such committee.

We believe that our audit and risks committee members have broad commercial experience and extensive business leadership, having held various roles in accountancy, financial management and supervision, treasury and corporate finance. We believe that there is a broad and suitable mix of business and financial experience on the committee and that the election of a member with recognized experience in business accounting pursuant to the rules issued by the CVM complies with the requirements for the audit committee financial expert.

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

In 2004, we established a Code of Ethics which covered (i) the Board of Directors; (ii) the whole Executive Board (including the Chief Executive Officer and the Chief Financial Officer); (iii) the Fiscal Council of Ultrapar; (iv) the Board of Directors and Executive Board of its subsidiaries; and (v) remaining bodies with technical or advisory functions that are directly subordinated to the Board of Directors, to the Executive Board or to the fiscal committee of Ultrapar. Our Code of Ethics was amended on June 17, 2009 to (i) improve certain existing items of the code by including examples of acceptable or unacceptable behavior and clarifying the language to avoid misunderstanding of such items and (ii) improve access to the channel for reporting non-compliance with the code. On July 31, 2013, we amended our Code of Ethics in order to increase the number of permanent members of the Conduct Committee from three to four members. On September 17, 2014 the Code of Ethics was fully revised. On December 13, 2017, our Board of Directors approved a new Code of Ethics, in force from March 1, 2018 onwards. For the complete amended Code of Ethics please see our 6-K furnished to the SEC on March 1, 2018. The objective of this code is (i) to reduce the subjectivity of personal interpretations of ethical principles; (ii) to be a formal and institutional benchmark for the professional conduct of the employees, including the ethical handling of actual or apparent conflicts of interests, becoming a standard for the internal and external relationship of Ultrapar with its stakeholders, namely: shareholders, clients, employees, partners, suppliers, service providers, labor unions, competitors, society, government and the communities in which it operates; and (iii) to ensure that the daily concerns with efficiency, competitiveness and profitability do not override ethical behavior.

Also, in 2014, we approved the corporate policy on anti-corruption and relationships with public officials, applicable to shareholders, employees of the Company, third parties and business partners when representing or acting on behalf of the Company. On December 13, 2017, our Board of Directors approved a new corporate policy on anti-corruption and relationships with public officials, in force from March 1, 2018 onwards. This policy consolidates the guidelines for corruption prevention to be adopted in the relationship with public officers to protect the integrity and transparency of our businesses.

On September 21, 2016, our Board of Directors approved the Antitrust Policy applicable to employees of the Company, third parties and business partners. This policy establishes guidelines for preventing and combating violations of competition law and ensuring compliance with all competition laws, to be adopted by the Ultra companies, as well as in corporate transactions in which they are involved. On October 2018, we reviewed our Antitrust Policy.

Also, in September 2016, the Company approved the Conflict of Interests Policy applicable to employees of the Company, third parties and business partners when representing or acting on behalf of the Company. This policy provides for standard behaviors and professional conduct of the employees, including the ethical handling of actual or apparent conflicts of interests.

You can obtain a copy of our Code of Ethics and of our Corporate Policy on anti-corruption and relationships with public officials, free of charge, at our Investor Relations (www.ri.ultra.com.br), on “Governance” section, subsection “Corporate Documents”.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The relationship with our independent registered public accounting firm in respect to the contracting of services unrelated to the external audit is based on principles that preserve the independence of the independent registered public accounting firm. Our Board of Directors approves our consolidated financial statements, the performance by our independent registered public accounting firm of audit and permissible non-audit services, and associated fees, supported by our Fiscal Council, which acts as an audit committee pursuant to the requirements of the Sarbanes-Oxley Act. See “Item 6.C. Directors, Senior Management and Employees—Board Practices—Fiscal Council and Audit Committee Exemption” for more information about the responsibilities of the Fiscal Council. Our consolidated financial statements for the year ended December 31, 2019 and 2018 were audited by the independent registered public accounting firm KPMG Auditores Independentes.

The following table describes the total amount billed to us by KPMG Auditores Independentes for services performed in 2019 and 2018:

	2019	2018
	(in thousands of Reais)
Audit Fees	9,769.6	7,373.4
Audit Related Fees	1,690.6	310.0
Tax Fees	—	—
All Other Fees	—	—

Total Consolidated Audit Fees	11,460.2	7,683.4

“Audit Fees” are the aggregate fees billed by our independent registered public accounting firm for the audit of our consolidated and annual financial statements, reviews of interim financial information and attestation services that are provided in connection with statutory and regulatory filings or engagements.

“Audit Related Fees 2019” are fees related to tax compliance services to review the ECF, agreed upon procedures in connection with the 2029 notes offering process, attestation report on net assets book value.

Pre-Approval Policies and Procedures

In order to adapt to the new rules for the Novo Mercado segment, the extraordinary and annual general shareholders’ meeting held on April 10, 2019 decided that our audit and risks committee must function on a permanent basis to advise the Board of Directors. This committee is responsible for recommending to the Board of Directors the retention and dismissal of independent audit services, as well as proposing to the Board of Directors the nomination of the independent auditor and their replacement.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Until April 2019, our Fiscal Council met the requirements for exemption from audit committee independence pursuant to the requirements of the Sarbanes-Oxley Act. Under Rule 10A-3(c)(3) of the Exchange Act, non-U.S. issuers, such as Ultrapar, are exempt from the audit committee independence requirements of Section 303A of the NYSE Listed Company Manual if they establish, according to their local law or regulations, another body that meets certain requirements. See “Item 6.C. Directors, Senior Management and Employees—Board Practices—Fiscal Council and Audit Committee Exemption”.

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

As approved by our shareholders at the extraordinary and annual general shareholders’ meeting held on April 10, 2019, our audit and risks committee shall function on a permanent basis and will be separate from the Fiscal Council, fully in compliance with the rules of the Novo Mercado. This committee assumed the duties and obligations mentioned above on May 15, 2019.

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

We did not purchase any share issued by the Company in 2019.

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

The Brazilian Corporate Law requires that our directors be elected by our shareholders at a general shareholders’ meeting. According to the rules of Novo Mercado, at least 20% of the members of the Board of Directors, and as of the annual shareholders’ meeting to be held in 2022, not fewer than two of its members must meet the independence requirements as established under these rules. Furthermore, according to our bylaws, at least 30% of the members of the Board of Directors must be independent.

The new rules for the Novo Mercado segment, in force as of January 2, 2018, established that the companies listed in this segment will have up to the annual shareholders’ meeting to be held in 2022 to adopt new requirements to assure the independence of the members of the Board of Directors, based on their relationship with the company, its direct or indirect controlling shareholder (if applicable), its directors and its executive officers; and subsidiaries, affiliates and joint-ventures.

According to these requirements—to be adopted not later than April 2022—a board member will not be considered independent if he/she (i) is the direct or indirect controlling shareholder of the company; (ii) has his/her voting rights at the board meetings bound to a shareholders’ agreement regarding matters related to the company; (iii) is a spouse, partner or direct or collateral first/second-degree relative of the controlling shareholder or of any executive officer of the company or the controlling shareholder; (iv) was an employee or executive officer of the company or its controlling shareholder in the past three years.

Furthermore, the new rules of the Novo Mercado establish that when deciding whether Board members are independent, some situations must be analyzed in order to verify whether they entail loss of independence due to the characteristics, magnitude and extent of the relationship, as follows: (i) “are they a first/second-degree relative of the controlling shareholder or of any executive officer of the company or the controlling shareholder?”; (ii) “have they been an employee or executive officer the company’s subsidiaries, affiliates or joint-ventures in the past three years?”; (iii) “do they have a business relationship with the company, its controlling shareholder, or a subsidiary, affiliate or joint-venture?”; (iv) “do they hold a position in a firm or entity that has a business relationship with the company or with its controlling shareholder, whereby they have decision-making power regarding the activities of the firm or entity?”; (v) “do they receive any compensation from the company, its controlling shareholder, or a subsidiary, affiliate or joint-venture other than the compensation relating to their position as a member of the board of directors or committees of the company, its controlling shareholder, or its subsidiaries, affiliates and joint-ventures, excluding income from shares in the company and benefits from supplementary pension plans?”

Once such new requirements are adopted, the general shareholders’ meeting shall then be entitled to decide whether a person nominated as member of the Board of Directors is independent and may base its decision (i) on a declaration submitted to the Board of Directors in which the nominee attests and justify his/her compliance with the independence requirements or (ii) on the opinion of the Board of Directors expressed in management’s proposal to the general shareholders meeting that elects directors and officers regarding the candidate’s compliance or non-compliance with the independence criteria.

Our bylaws approved on the extraordinary and annual general shareholders’ meeting was amended to reflect the new independence requirements.

As of December 31, 2019, our Board of Directors elected at the annual general shareholders’ meeting held on April 10, 2019, consisted of ten members, all of them being non-executive members and eight of whom were independent, according to the Brazilian Novo Mercado Listing Rules. One of the two non-independent board members was an executive officer of Ultrapar until December 2006 and the other non-independent board member was an executive officer of Ultrapar until December 2012. See “Item 6.C. Directors, Senior Management and Employees—Board Practices” and “Exhibit 1.1—Bylaws of Ultrapar, dated as of April 15, 2020”.

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

Committees

NYSE rules require that U.S. domestic listed companies have a nominating/corporate governance committee and a compensation committee composed entirely of independent directors and governed by a written charter addressing the committee’s purpose and responsibilities. Under the Brazilian Corporate Law, we are not required to have a nominating committee, a corporate governance committee or a compensation committee. Notwithstanding, our bylaws provides for a people committee (formerly named compensation committee), strategy committee and an audit and risks committee, as ancillary bodies of the Board of Directors. See “Item 6.C. Directors, Senior Management and Employees—Board Practices” and “Exhibit 1.1—Bylaws of Ultrapar, dated as of April 15, 2020”.

As of December 31, 2019, our people committee comprised the board members Alexandre Gonçalves Silva, José Galló, Nildemar Secches and Lucio de Castro Andrade Filho (who also acts as coordinator of the committee). The members of this committee, as well as of the audit and risks committee and strategy committee, shall be elected by the Board of Directors for a term of office of two years, coincident with the term of office of the directors.

Fiscal Council and Audit Committee

U.S. domestic listed companies must have an audit committee with a minimum of three independent directors who are financially literate and who satisfy the independence requirements of Rule 10A–3 of the Securities Exchange Act of 1934 (the “Exchange Act”), with a written charter addressing the committee’s purpose and responsibilities.

However, as the Brazilian Corporate Law requires the establishment of a corporate body whose duties are similar to those established by the Exchange Act (the “Fiscal Council”), Brazilian companies may be exempt from the requirements of Rule 10A–3 if they satisfy the conditions of Rule 10A–3(c)(3) of the Exchange Act.

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

This committee is responsible for (a) recommending to the Board of Directors the retention and dismissal of independent audit services, as well as proposing to the Board of Directors the nomination of the independent auditor and their replacement; (b) reviewing the management report and the financial statements of the Company and of its controlled companies, and providing the recommendations it deems necessary to the Board of Directors; (c) reviewing the quarterly financial information and the periodic financial statements prepared by the Company; (d) monitoring the activities of the Company’s internal audit and internal controls departments, including follow-up and assessment of the effectiveness and sufficiency of the internal control structure and of the internal and independent audit processes of the Company and of its controlled companies, including in relation to the provisions set forth in the Sarbanes-Oxley Act, submitting the recommendations it deems necessary for the improvement of policies, practices and procedures; (e) evaluating and monitoring the Company’s risk exposure, as per the Risk Management Policy, as well as providing its opinion on any review of the contents thereof, in addition to advising the Board of Directors in connection with the setting of acceptable risk levels; (f) establishing procedures for the acceptance and handling of information submitted by any party relating to alleged noncompliance with applicable legal and regulatory requirements applicable to the Company, in addition to internal regulations, policies and codes, including procedures for confidential or anonymous submission, safeguarding information secrecy; (g) interacting with the other Company’s governing bodies in connection with the receipt and review of information on noncompliance with legal and regulatory requirements applicable to the Company, as well as with internal regulations; and (h) providing its opinion on the matters submitted to it by the Board of Directors, as well as on those matters it determines to be relevant.

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

For more information, see “Item 6.C. Directors, Senior Management and Employees—Board Practices—Fiscal Council and Audit Committee Exemption” and “Exhibit 1.1—Bylaws of Ultrapar, dated as of April 15, 2020”.

Shareholder Approval of Equity Compensation Plans

NYSE rules require that equity compensation plans for U.S. domestic listed companies be subject to shareholder approval, with limited exceptions. In November 2003, our shareholders approved the Deferred Stock Plan. In accordance with the Deferred Stock Plan, the Board of Directors determines the eligible participants and the number of shares to which each participant shall have rights. See “Item 6.B. Directors, Senior Management and Employees—Compensation”. At the annual general shareholders’ meeting held on April 19, 2017, our shareholders approved a new stock-based incentive plan for our employees and executives.

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

Since June 28, 2011, we have been listed on the Novo Mercado segment of B3. According to the rules of Novo Mercado the minimum percentage of independent members of the Board of Directors is set at 20%, and as of the annual shareholders meeting to be held in 2022, also not less than two of its members, while a minimum of 30% is required in our bylaws.

Our bylaws also (i) establish a mandatory tender offer for 100% of the Company’s shareholders in the event a shareholder, or a group of shareholders acting in concert, acquire or become holder of 20% of the Company’s shares, excluding treasury shares, and (ii) create a strategy, an audit and risks and a people committees, as ancillary bodies of the Board of Directors. Our bylaws do not establish any limitation on voting rights, special treatment to current shareholders, public tender offers for a price above that of the acquisition price of shares or any other poison pill provisions, thus assuring the effectiveness of a majority shareholders’ approval on all matters to be deliberated. See “Exhibit 1.1—Bylaws of Ultrapar, dated as of April 15, 2020”.

In addition, as mentioned above, on September 2017, new rules for Novo Mercado were approved by the CVM. Some of the modifications of the Novo Mercado Rules include the following requirements: (i) set up an audit committee (statutory or non-statutory); (ii) structure and disclose a process of assessment of the Board of Directors, its committees and executive officers; (iii) establish and disclose a Code of Conduct, as well as a Compensation Policy, a Nomination Policy for the Board of Directors, its Committees and Executive Officer, a Risk Management Policy, a Related Party Transaction Policy and Securities Trading Policy, all of them with minimum requirements. Despite the fact that the companies listed in this segment must fully comply with the regulations until the general shareholders’ meeting of 2022, our bylaws were amended to reflect, among other amendments, such requirements.

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

We file the following consolidated financial statements together with the reports of independent registered public accountants’ firms, as part of this annual report:

ITEM 19.	EXHIBITS

We are filing the following documents as part of this Annual Report Form 20-F:

1.1	Bylaws of Ultrapar, dated as of April 15, 2020 (incorporated by reference to Form 6-K of Ultrapar Participações S.A. filed on April 15, 2020).
2.1	Shareholders’ Agreement dated March 22, 2000 (incorporated by reference to Exhibit 2.1 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).
2.2	Amendment dated as of March 31, 2006 to the Indenture dated as of December 20, 2005 (incorporated by reference to Exhibit 2.3 to Form 20-F of Ultrapar Participações S.A. filed on May 5, 2006).
2.3	Ipiranga Group Shareholders’ Agreement entered into by and among Ultrapar, Petrobras and Braskem, dated April 18, 2007 — English Translation (incorporated by reference to Exhibit 2.7 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).
2.4	RPR Shareholders Agreement entered into by and among Ultrapar, Petrobras and Braskem, dated April 18, 2007 — English Translation (incorporated by reference to Exhibit 2.8 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).
2.5	Rules of the Novo Mercado—English translation (incorporated by reference to Exhibit 2.9 to Form 20-F of Ultrapar Participações S.A. filed on April 6, 2018).
2.6	Ultrapar Participações S.A. 5th Public Offering Indenture of Simple, Non-Convertible into Shares, Single-Series, Unsecured Debentures, for Public Distribution with Restricted Placement Efforts between Ultrapar Participações S.A. and Pentágono S.A. DTVM, dated March 3, 2015 (incorporated by reference to Form 6-K of Ultrapar Participações S.A. filed on March 13, 2015).
2.7	Shareholders’ Agreement dated May 2, 2018 (incorporated by reference to the report on Form 6-K furnished by Ultrapar Participações S.A. filed on May 2, 2018).
2.8	Ultrapar Participações S.A. 6th Public Offering Indenture of Simple, Non-Convertible into Shares, Single-Series, Unsecured Debentures, for Public Distribution with Restricted Placement Efforts between Ultrapar Participações S.A. and Pentágono S.A. DTVM, dated February 22, 2018 (incorporated by reference to Form 6-K of Ultrapar Participações S.A. filed on February 22, 2018).
2.9	Indenture, dated as of October 6, 2016 among Ultrapar International S.A., as Issuer, Ultrapar Participações S.A. and Ipiranga Produtos de Petróleo, as guarantors, The Bank of New York Mellon, as Trustee, Transfer Agent and Registrar, The Bank of New York Mellon, as Principal Paying Agent and The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg Paying Agent and Luxembourg Transfer Agent (incorporated by reference to Exhibit 2.9 to Form 20-F of Ultrapar Participações S.A. filed on April 23, 2019).
2.10	Indenture, dated as of June 6, 2019 among Ultrapar International S.A., as Issuer, Ultrapar Participações S.A. and Ipiranga Produtos de Petróleo, as guarantors, The Bank of New York Mellon, as Trustee, Transfer Agent and Registrar, The Bank of New York Mellon, as Principal Paying Agent and The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg Paying Agent and Luxembourg Transfer Agent.
2.11	Amended and Restated Deposit Agreement dated as of March 2, 2018, among Ultrapar Participações S.A., the Bank of New York Mellon as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 1 to Form F-6/A of Ultrapar Participações S.A. filed on February 23, 2018).
2.12	Description of Securities Registered under Section 12 of the Exchange Act.

4.1	Share Sale and Purchase Agreement related to the sale and purchase of the entire share capital of Shell Gás (LPG) Brasil S.A. (incorporated by reference to Exhibit 10.2 to Form F-1 of Ultrapar Participações S.A. filed on February 2, 2005).
4.2	Form of agreement between Ultragaz and independent dealers (incorporated by reference to Exhibit 10.4 to Form F-1 of Ultrapar Participações S.A. filed on February 2, 2005, as amended).
4.3	Take or pay agreement between Tequimar and CODEBA (incorporated by reference to Exhibit 10.5 to Form F-1 of Ultrapar Participações S.A. filed on February 2, 2005, as amended).
4.4	The Investment Agreement entered into by and among Ultrapar, Petrobras and Braskem dated March 18, 2007—English translation, as amended by the Amendment to Investment Agreement entered into by and among Ultrapar, Petrobras and Braskem dated April 18, 2007—English Summary (incorporated by reference to Exhibit 4.4 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).
4.5	Share Purchase Agreement entered into by and among Ultrapar, Petrobras, Braskem and the Key Shareholders of RPR, DPPI and CBPI, dated March 18, 2007—English Summary (incorporated by reference to Exhibit 4.5 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).
4.6	Braskem/Petrobras Asset Security Agreement entered into by and among Ultrapar, Petrobras and Braskem, dated April 18, 2007—English Summary (incorporated by reference to Exhibit 4.6 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).
4.7	Petrobras Asset Security Agreement entered into by and among Ultrapar, Petrobras and Braskem, dated April 18, 2007—English Summary (incorporated by reference to Exhibit 4.7 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).
4.8	Ethylene Supply Agreement between Braskem S.A. and Oxiteno Nordeste S.A. Indústria e Comércio, dated June 13, 2008—English Summary (incorporated by reference to Exhibit 4.8 to Form 20-F of Ultrapar Participações S.A. filed on June 30, 2010).
4.9	Fourth Amendment to the Ethylene Supply Agreement between Braskem S.A. and Oxiteno Nordeste S.A. Indústria e Comércio, dated January 1, 2013—English Summary (incorporated by reference to Exhibit 4.9 to Form 20-F of Ultrapar Participações S.A. filed on April 30, 2013).
4.10	Share Purchase Agreement between Ultrapar Participações S.A.’s subsidiary Terminal Químico de Aratu S.A. and Unipar, dated June 6, 2008, including Amendment dated September 22, 2008—English Summary (incorporated by reference to Exhibit 4.8 to from 20-F of Ultrapar Participações S.A. filed on June 29, 2009).
4.11	Ethylene Supply Agreement between Petroquímica União S.A. and Oxiteno S.A. Indústria e Comércio, dated August 1, 2008—English Summary (incorporated by reference to Exhibit 4.10 to Form 20-F of Ultrapar Participações S.A. filed on June 30, 2010).
4.12	Securities Purchase Agreement entered into by and among Chevron, CBL, Galena and Sociedade Brasileira de Participações Ltda, dated August 14, 2008 (incorporated by reference to Exhibit 4.9 to Form 20-F of Ultrapar Participações S.A. filed on June 29, 2009).
4.13	Revolving Line of Credit Agreement among Banco Nacional de Desenvolvimento Econômico e Social (BNDES), Companhia Brasileira de Petróleo Ipiranga, Companhia Ultragaz S/A, Oleoquímica Indústria e Comércio de Produtos Químicos Ltda, Oxiteno Nordeste S/A Indústria e Comércio, Tequimar—Terminal Químico de Aratu S/A, Tropical Transportes Ipiranga Ltda. and Ultrapar Participações S.A., dated December 16, 2008—English Summary (incorporated by reference to Exhibit 4.12 to Form 20-F of Ultrapar Participações S.A. filed on June 30, 2010).
4.14	Amendment No. 1 to Securities Purchase Agreement entered into by and among Chevron, CBL, Galena and Sociedade Brasileira de Participações Ltda, dated March 30, 2009 (incorporated by reference to Exhibit 4.10 to Form 20-F of Ultrapar Participações S.A. filed on June 29, 2009).
4.15	Line of Credit Agreements between Banco do Brasil S.A. and Ipiranga Produtos de Petróleo S.A., each dated June 16, 2010—English Summary (incorporated by reference to Exhibit 4.14 to Form 20-F of Ultrapar Participações S.A. filed on June 30, 2010).
4.16	Amendment to the line of Credit Agreements between Banco do Brasil S.A. and Ipiranga Produtos de Petróleo S.A., each dated February 7, 2013—English Summary (incorporated by reference to Exhibit 4.16 to Form 20-F of Ultrapar Participações S.A. filed on April 30, 2013).
4.17	Association and Other Covenants Agreement to effect the merger of shares (incorporação de ações) of Extrafarma with Ultrapar, dated September 30, 2013 — English Summary (incorporated by reference to Exhibit 4.17 to Form 20-F of Ultrapar Participações S.A. filed on April 30, 2014).

4.18	Protocol and Justification of Incorporação de Ações (merger of shares) issued by Imifarma Produtos Farmacêuticos e Cosméticos S.A. by Ultrapar Participações S.A., dated December 17, 2013 (incorporated by reference to the report on Form 6-K furnished by Ultrapar Participações S.A. filed on December 27, 2013, as amended).
8.1	List of subsidiaries of Ultrapar (incorporated by reference to Note 3 to our consolidated financial statements included in this annual report).
11.1	Code of Ethics, amended on March 1, 2018 (incorporated by reference to the report on Form 6-K furnished by Ultrapar Participações S.A. on March 1, 2018).
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Documentation with respect to our corporate restructuring of 2002 (incorporated by reference to the reports on Form 6-K, furnished on October 15, 2002, November 1, 2002 and December 6, 2002).
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Extension Linkbase Document.

There are certain promissory notes and other instruments and agreements with respect to long-term debt of our Company omitted from the exhibits filed with or incorporated by reference into this annual report, none of which authorizes securities in a total amount that exceeds 10% of the total assets of our Company. See “Item 5.B. Operating and Financial Review and Prospect—Liquidity and Capital Resources—Indebtedness”. We hereby agree to furnish to the SEC copies of any such omitted promissory notes or other instruments or agreements as the Commission requests.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPAR PARTICIPAÇÕES S.A.

By:	/s/ Frederico Pinheiro Fleury Curado
Name:	Frederico Pinheiro Fleury Curado
Title:	Chief Executive Officer

Date: May 4, 2020	By:	/s/ André Pires de Oliveira Dias
	Name:	André Pires de Oliveira Dias
	Title:	Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

Consolidated

Financial Statements

as of and for the Year Ended

December 31, 2019 and

Report of Independent Registered Public Accounting Firm

Ultrapar Participações S.A. and Subsidiaries

Consolidated Financial Statements as of Year Ended December 31 2019

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Ultrapar Participações S.A.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Ultrapar Participações S.A. and subsidiaries (the Company) as of December 31, 2019 and 2018, the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes collectively, the consolidated financial statements. In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2019, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on “criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission”, and our report dated May 4, 2020 expressed “an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Change in Accounting Principle

As discussed in note 2.x to the consolidated financial statements, the Company changed its method of accounting for leases in 2019 due to the adotption of IFRS 16 – Leases.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Assessment of the value in use of the Extrafarma segment

As discussed in Note 2.u and Note 15 to the consolidated financial statements the impairment test performed in the year ended December 31, 2019 for the Extrafarma segment resulted in the recognition of an impairment loss of R$593,280 thousand, reducing the value of goodwill allocated to the segment to R$68,273 thousand. The recoverable value of the Extrafarma segment was based on the Company’s estimate of its value in use. The estimate of value in use involves certain key assumptions that require significant judgment on the part of the Company, including those relating to the future cash flows – specifically, growth of sales revenues and costs and the gross margin—and the discount rate. The assumptions relating to future cash flows are based on the business plan and budget prepared by the Company and approved by the Board of Directors.

We identified the assessment of the value in use of the Extrafarma segment as a critical audit matter because the determination of the key assumptions by the Company involved significant complexity, judgment and uncertainty and, therefore, required subjective auditor judgment to assess.

The primary procedures we performed to address this critical audit matter included the following.

We tested certain internal controls over the Company’s process to estimate the value in use, including controls over the development and approval of the key assumptions relating to the future cash flows specifically, growth of sales revenues and costs, the gross margin, the discount rate and the resulting financial projections used in the estimate of value in use. We have performed sensitivity analyses of the key assumptions including growth of sales revenues and costs, gross margin and the discount rate to assess their impact on the Company’s estimate of the value in use. We compared the projections for sales revenues, income before income and social contribution taxes and net income in the budget for 2019, approved in the prior year, to the actual amounts recognized in 2019 to assess the Company’s ability to accurately forecast.

We involved corporate finance professionals with specialized skills and knowledge, who assisted in the evaluation of the assumptions used to estimate the value in use. This included evaluating the discount rate used by comparing it to a discount rate range that the corporate finance professionals independently developed using publicly available market data for comparable entities. It also included assessing the growth of sales revenues and costs and the gross margin by comparing them to internal sources and peer companies´ analyst reports, as applicable.

Evaluation of the recoverability of the deferred tax assets

As discussed in note 2.m and note 9.a to the consolidated financial statements the Company had R$1,076,223 thousand of deferred tax assets as of December 31, 2019 of which R$278,140 thousand was related to temporary differences and R$798,083 thousand was from carry-forward tax losses. The Company prepares a projection of future taxable profits to support the recognition of deferred tax assets. The projection of future taxable profits involves certain key assumptions that require the Company to make significant judgments about the future, including those relating to growth in gross domestic product (GDP), costs, gross margin, exchange rate, interest rates, inflation and a commodity price index. Significant judgment was also required to determine the discount rate. The assumptions relating to future cash flows are based on the business plan and budget prepared by the Company and approved by the Board of Directors.

We identified the evaluation of the recoverability of the deferred tax assets as a critical audit matter because the determination of the key assumptions by the Company involved significant complexity, judgment and uncertainty and, therefore, required subjective auditor judgment to assess. In addition, the Company’s evaluation of the recoverability of the deferred tax assets was sensitive to possible changes in the key assumptions and judgments.

The primary procedures we performed to address this critical audit matter included the following.

We tested certain internal controls over the Company’s process for projecting future taxable profits, including controls related to the development and approval of the underlying assumptions and the final projections of future taxable profits. To assess the Company’s ability to forecast, we compared the Company´s prior year projections of taxable profits for 2019 to actual taxable profits in 2019. Additionally, we analyzed the Company’s history of realizing its deferred tax assets within the periods previously projected. We performed a sensitivity analysis on the assumptions related to growth in GDP, costs, gross margin, exchange rate, interest rates, inflation, the commodity price index and the discount rate to assess their impact on the recoverability of the deferred tax assets.

We involved corporate finance professionals with specialized skills and knowledge, who assisted in evaluating the assumptions used by the Company in the projections of future taxable profits by comparing them to internal and external sources. We also involved tax professionals with specialized skills and knowledge, who assisted in evaluating of the determination of taxable profits.

We have served as the Company´s auditor since 2017

KPMG Auditores Independentes

São Paulo, SP, Brazil

May 4, 2020

Ultrapar Participações S.A. and Subsidiaries

Statements of Financial Position

as of December 31, 2019 and 2018

(In thousands of Brazilian Reais)

Assets	Note	12/31/2019	12/31/2018
Current assets
Cash and cash equivalents	4.a	2,115,379	3,938,951
Financial investments and hedging instruments	4.b	3,090,212	2,853,106
Trade receivables	5.a	3,635,834	4,069,307
Reseller financing	5.b	436,188	367,262
Inventories	6	3,715,560	3,354,532
Recoverable taxes	7.a	1,122,335	639,699
Recoverable income and social contribution taxes	7.b	325,343	257,182
Dividends receivable		3,630	1,064
Other receivables		36,765	58,561
Prepaid expenses	10	111,355	187,570
Contractual assets with customers – exclusive rights	11	465,454	484,473

Total current assets		15,058,055	16,211,707
Non-current assets
Financial investments and hedging instruments	4.b	506,506	202,349
Trade receivables	5.a	53,666	81,569
Reseller financing	5.b	364,748	348,268
Related parties	8.a	490	490
Deferred income and social contribution taxes	9.a	653,694	514,187
Recoverable taxes	7.a	767,360	747,180
Recoverable income and social contribution taxes	7.b	104,947	105,602
Escrow deposits	22.a	921,443	881,507
Indemnification asset – business combination	22.c	193,496	194,719
Other receivables		3,430	1,411
Prepaid expenses	10	69,216	399,095
Contractual assets with customers – exclusive rights	11	1,000,535	1,034,004

Total long term assets		4,639,531	4,510,381
Investments
In joint-ventures	12.a	153,076	101,954
In associates	12.b	25,750	24,338
Other		2,793	2,795

		181,619	129,087
Right to use assets	13	1,980,912	—
Property, plant, and equipment	14	7,572,762	7,278,865
Intangible assets	15	1,762,593	2,369,355

Total non-current assets		16,137,417	14,287,688

Total assets		31,195,472	30,499,395

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of Financial Position

as of December 31, 2019 and 2018

(In thousands of Brazilian Reais)

Liabilities	Note	12/31/2019	12/31/2018
Current liabilities
Loans and hedging instruments	16	867,871	2,007,430
Debentures	16.g	249,570	263,718
Finance leases		0	—
Trade payables	17	2,158,478	2,551,607
Trade payables—reverse factoring	17	541,593	180,070
Salaries and related charges	18	405,636	428,192
Taxes payable	19	269,922	268,005
Dividends payable	26.h	16,694	284,024
Income and social contribution taxes payable		164,757	55,477
Post-employment benefits	20.b	28,951	45,655
Provision for asset retirement obligation	21	3,847	4,382
Provision for tax, civil, and labor risks	22.a	40,455	77,822
Trade payables – customers and third parties’ indemnification	23	0	3,501
Leases payable	13	206,396	2,849
Other payables		213,273	137,494
Deferred revenue	24	27,626	26,572

Total current liabilities		5,195, 069	6,336,798
Non-current liabilities
Loans and hedging instruments	16	6,907,113	6,487,400
Debentures	16.g	6,368,168	6,401,535
Finance leases		0	—
Related parties	8.a	3,925	4,071
Deferred income and social contribution taxes	9.a	7,531	9,297
Post-employment benefits	20.b	243,916	204,160
Provision for asset retirement obligation	21	47,395	50,285
Provision for tax, civil, and labor risks	22.a; 22.c	884,140	865,249
Leases payable	13	1,382,277	43,217
Deferred revenue	24	0	11,850
Subscription warrants – indemnification	25	130,657	123,095
Other payables		190,106	162,409

Total non-current liabilities		16,165,228	14,362,568
Equity
Share capital	26.a; 26.f	5,171,752	5,171,752
Equity instrument granted	26.b	11,970	4,309
Capital reserve	26.d	542,400	542,400
Treasury shares	26.c	(485,383)	(485,383)
Revaluation reserve on subsidiaries	26.e	4,522	4,712
Profit reserves	26.f	3,995,414	4,099,092
Valuation adjustments	26.g.1	(146,317)	(63,989)
Cumulative translation adjustments	26.g.2	102,427	65,857
Additional dividends to the minimum mandatory dividends	26.h	261,470	109,355

Equity attributable to:
Shareholders of the Company		9,458,255	9,448,105
Non-controlling interests in subsidiaries		376,920	351,924

Total equity		9,835,175	9,800,029

Total liabilities and equity		31,195,472	30,499,395

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of Profit or Loss

For the years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian Reais, except earnings per share)

	Note	2019	2018	2017
Net revenue from sales and services	27	89,297,975	90,697,983	79,230,014
Cost of products and services sold	28	(83,187,109)	(84,537,368)	(72,431,473)

Gross profit		6,110,866	6,160,615	6,798,541
Operating income (expenses)
Selling and marketing	28	(2,610,384)	(2,601,617)	(2,486,389)
Expected losses on doubtful accounts		(30,003)	(69,250)	—
General and administrative	28	(1,726,253)	(1,625,839)	(1,576,528)
Loss on disposal of property, plant and equipment and intangibles	29	(30,019)	(22,088)	(2,242)
Impairment of assets	15.a; 29	(593,280)	—	—
Other operating income, net	30	179,625	57,533	59,360

Operating income before financial income (expenses) and share of profit (loss) of joint ventures and associates		1,300,552	1,899,354	2,792,742

Share of profit (loss) of joint ventures and associates	12	(12,145)	(14,779)	20,673

Operating income before financial income (expenses) and income and social contribution taxes		1,288,407	1,884,575	2,813,415
Financial income	31	457,289	681,235	585,101
Financial expenses	31	(964,143)	(794,771)	(1,059,397)

Financial result, net		(506,854)	(113,536)	(474,296)

Income before income and social contribution taxes		781,553	1,771,039	2,339,119
Income and social contribution taxes
Current	9.b; 9.c	(476,074)	(476,302)	(922,458)
Deferred	9.b	97,465	(162,417)	109,204

		(378,609)	(638,719)	(813,254)
Net income for the year		402,944	1,132,320	1,525,865

Net income for the year attributable to:
Shareholders of the Company		373,526	1,150,421	1,526,505
Non-controlling interests in subsidiaries		29,418	(18,101)	(640)
Earnings per share (based on weighted average number of shares outstanding) – R$
Basic	32	0.3438	1.0611	1.4084
Diluted	32	0.3422	1.0541	1.3984

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of Comprehensive Income

For the years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian Reais)

	Note	2019	2018	2017
Net income for the year		402,944	1,132,320	1,525,865
Items that are subsequently reclassified to profit or loss:
Fair value adjustments of financial instruments of subsidiaries, net	26.g.1	(51,319)	(213,937)	(4,016)
Fair value adjustments of financial instruments of joint ventures, net	26.g.1	(978)	(2,329)	3,535
Cumulative translation adjustments, net of hedge of net investments in foreign operations and income and social contribution taxes	26.g.2	36,570	12,796	45,542
Items that are not subsequently reclassified to profit or loss:
Actuarial gain (losses) of post-employment benefits of subsidiaries, net	26.g.1	(29,996)	(5,282)	(23,856)
Actuarial gain (losses) of post-employment benefits of joint-ventures, net	26.g.1	(6,791)	(1,375)	544

Total comprehensive income for the year		350,430	922,193	1,547,614

Total comprehensive income for the year attributable to shareholders of the Company		327,768	944,404	1,553,489
Total comprehensive income for the year attributable to non-controlling interest in subsidiaries		22,662	(22,211)	(5,875)

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of Changes in Equity

For the years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian Reais)

							Profit reserve						Shareholders’ equity attributable to:
	Note	Share capital	Equity instrument granted	Capital reserve	Treasury shares	Revaluation reserve on subsidiaries	Legal reserve	Investments statutory reserve	Valuation adjustments	Cumulative translation adjustments	Retained earnings	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non- controlling interests in subsidiaries	Consolidated shareholders’ equity
Balance as of December 31, 2018		5,171,752	4,309	542,400	(485,383)	4,712	686,665	3,412,427	(63,989)	65,857	0	109,355	9,448,105	351,924	9,800,029
Net income for the year		0	0	0	0	0	0	0	0	0	373,526	0	373,526	29,418	402,944
Other comprehensive income:
Fair value adjustments of available for sale, net of income taxes	26.g.1	0	0	0	0	0	0	0	(52,318)	0	0	0	(52,318)	21	(52,297)
Actuarial gain of post-employment benefits, net of income taxes	26.g.1	0	0	0	0	0	0	0	(30,010)	0	0	0	(30,010)	(6,777)	(36,787)
Currency translation of foreign subsidiaries, including the effect of net investments hedge	26.g.2	0	0	0	0	0	0	0	0	36,570	0	0	36,570	0	36,570

Total comprehensive income for the year		0	0	0	0	0	0	0	(82,328)	36,570	373,526	0	327,768	22,662	350,430
Shareholder transaction—gain in reimbursement of shares pref. B from Oxiteno Nordeste	3.b.2	0	0	0	0	0	0	0	0	0	1,489	0	1,489	(1,489)	0
Equity instrument granted	26.b	0	7,661	0	0	0	0	0	0	0	0	0	7,661	0	7,661
Realization of revaluation reserve of subsidiaries	26.e	0	0	0	0	(190)	0	0	0	0	190	0	0	0	0
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	26.e	0	0	0	0	0	0	0	0	0	(31)	0	(31)	0	(31)
Transfer to statutory reserve		0	0	0	0	0	0	1,648	0	0	(1,648)	0	0	0	0
Additional dividends attributable to non-controlling interests		0	0	0	0	0	0	0	0	0	0	0	0	(993)	(993)
Redemption of non-controlling shares of Oxiteno Nordeste	3.b.2	0	0	0	0	0	0	0	0	0	0	0	0	(2,180)	(2,180)
Capital increase from subsidiary Iconic non-controlling shareholders		0	0	0	0	0	0	0	0	0	0	0	0	6,996	6,996
Approval of additional dividends by the Shareholders’ Meeting	26.h	0	0	0	0	0	0	0	0	0	0	(109,355)	(109,355)	0	(109,355)
Allocation of net income:
Legal reserve	26.f; 26.h	0	0	0	0	0	18,676	0	0	0	(18,676)	0	0	0	0
Interim dividends (R$ 0.20 per share of the Company)	26.h	0	0	0	0	0	0	0	0	0	(217,382)	0	(217,382)	0	(217,382)
Proposed dividends (R$ 0.24 per share of the Company)	26.h	0	0	0	0	0	0	(124,002)	0	0	(137,468)	261,470	0	0	0

Balance as of December 31, 2019		5,171,752	11,970	542,400	(485,383)	4,522	705,341	3,290,073	(146,317)	102,427	0	261,470	9,458,255	376,920	9,835,175

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of Changes in Equity

For the years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian Reais)

							Profit reserve						Shareholders’ equity attributable to:
	Note	Share capital	Equity instrument granted	Capital reserve	Treasury shares	Revaluation reserve on subsidiaries	Legal reserve	Investments statutory reserve	Valuation adjustments	Cumulative translation adjustments	Retained earnings	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non- controlling interests in subsidiaries	Consolidated shareholders’ equity
Balance as of December 31, 2017		5,171,752	536	549,778	(482,260)	4,930	629,144	3,000,707	154,824	53,061	—	163,742	9,246,214	377,824	9,624,038
Net income for the year		—	—	—	—	—	—	—	—	—	1,150,421	—	1,150,421	(18,101)	1,132,320
Other comprehensive income:
Fair value adjustments of financial assets	26.g.1	—	—	—	—	—	—	—	(216,245)	—	—	—	(216,245)	(21)	(216,266)
Actuarial losses of post-employment benefits, net of income taxes	26.g.1	—	—	—	—	—	—	—	(2,568)	—	—	—	(2,568)	(4,089)	(6,657)
Currency translation of foreign subsidiaries, including the effect of net investments hedge	26.g.2	—	—	—	—	—	—	—	—	12,796	—	—	12,796	—	12,796

Total comprehensive income for the year		—	—	—	—	—	—	—	(218,813)	12,796	1,150,421	—	944,404	(22,211)	922,193
Equity instrument granted	26.b	—	3,773	—	—	—	—	—	—	—	—	—	3,773	—	3,773
Stock plan	8.c; 26.c	—	—	(7,378)	(3,123)	—	—	—	—	—	—	—	(10,501)	—	(10,501)
Realization of revaluation reserve of subsidiaries	26.e	—	—	—	—	(218)	—	—	—	—	218	—	—	—	—
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	26.e	—	—	—	—	—	—	—	—	—	(3)	—	(3)	—	(3)
Expired dividends		—	—	—	—	—	—	—	—	—	3,170	—	3,170	—	3,170
Transfer to investments reserve		—	—	—	—	—	—	3,385	—	—	(3,385)	—	—	—	—
Additional dividends attributable to non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	—	(3,689)	(3,689)
Approval of additional dividends by the Shareholders’ Meeting	26.h	—	—	—	—	—	—	—	—	—	—	(163,742)	(163,742)	—	(163,742)
Allocation of net income:
Legal reserve	26.f; 26.h	—	—	—	—	—	57,521	—	—	—	(57,521)	—	—	—	—
Interim dividends (R$ 0.56 per share of the Company)	26.h	—	—	—	—	—	—	—	—	—	(304,241)	—	(304,241)	—	(304,241)
Proposed dividends (R$ 0.70 per share of the Company)	26.h	—	—	—	—	—	—	—	—	—	(380,324)	109,355	(270,969)	—	(270,969)
Statutory reserve	26.f; 26.h	—	—	—	—	—	—	408,335	—	—	(408,335)	—	—	—	—

Balance as of December 30, 2018		5,171,752	4,309	542,400	(485,383)	4,712	686,665	3,412,427	(63,989)	65,857	—	109,355	9,448,105	351,924	9,800,029

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of Changes in Equity

For the years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian Reais)

							Profit reserve							Equity attributable to:
	Note	Share capital	Equity instrument granted	Capital reserve	Treasury shares	Revaluation reserve on subsidiaries	Legal reserve	Investments statutory reserve	Retention of profits	Valuation adjustments	Cumulative translation adjustments	Retained earnings	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non-controlling interests in subsidiaries	Consolidated equity
Balance as of January 1, 2017	2.x	3,838,686	—	552,038	(483,879)	5,339	550,428	2,500,471	1,333,066	(23,987)	7,519	—	165,515	8,445,196	30,854	8,476,050
Net income for the year		—	—	—	—	—	—	—	—	—	—	1,526,505	—	1,526,505	(640)	1,525,865
Other comprehensive income:
Fair value adjustments of financial assets, net of income taxes	25.g	—	—	—	—	—	—	—	—	(481)	—	—	—	(481)	—	(481)
Actuarial losses of post-employment benefits, net of income taxes	25.g	—	—	—	—	—	—	—	—	(18,077)	—	—	—	(18,077)	(5,235)	(23,312)
Currency translation of foreign subsidiaries, including the effect of net investments hedge	25.g	—	—	—	—	—	—	—	—	—	45,542	—	—	45,542	—	45,542

Total comprehensive income for the year		—	—	—	—	—	—	—	—	(18,558)	45,542	1,526,505	—	1,553,489	(5,875)	1,547,614
Equity instrument granted	25.b	—	536	—	—	—	—	—	—	—	—	—	—	536	—	536
Capital increase with reserves	25.f	1,333,066	—	—	—	—	—	—	(1,333,066)	—	—	—	—	—	—	—
Stock plan	25.c	—	—	(2,260)	1,619	—	—	—	—	—	—	—	—	(641)	—	(641)
Realization of revaluation reserve of subsidiaries	25.e	—	—	—	—	(409)	—	—	—	—	—	409	—	—	—	—
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	25.e	—	—	—	—	—	—	—	—	—	—	(96)	—	(96)	—	(96)
Expired dividends		—	—	—	—	—	—	—	—	—	—	3,029	—	3,029	—	3,029
Transfer to investments reserve		—	—	—	—	—	—	3,342	—	—	—	(3,342)	—	—	—	—
Additional dividends attributable to non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	—	—	(8,730)	(8,730)
Approval of additional dividends by the Shareholders’ Meeting	25.h	—	—	—	—	—	—	—	—	—	—	—	(165,515)	(165,515)	—	(165,515)
Non-controlling interests added due to business combination	3.c	—	—	—	—	—	—	—	—	—	—	—	—	—	182,603	182,603
Non-controlling interests changes – CBLSA	3.c; 25.g	—	—	—	—	—	—	—	—	197,369	—	—	—	197,369	178,972	376,341
Allocation of net income:
Legal reserve	25.f; 25.g	—	—	—	—	—	78,716	—	—	—	—	(78,716)	—	—	—	—
Interim dividends (R$ 0.85 per share of the Company)	25.h	—	—	—	—	—	—	—	—	—	—	(461,868)	—	(461,868)	—	(461,868)
Proposed dividends (R$ 0.90 per share of the Company)	25.h	—	—	—	—	—	—	—	—	—	—	(489,027)	163,742	(325,285)	—	(325,285)
Statutory reserve	25.f; 25.h	—	—	—	—	—	—	496,894	—	—	—	(496,894)	—	—	—	—

Balance as of December 31, 2017		5,171,752	536	549,778	(482,260)	4,930	629,144	3,000,707	—	154,824	53,061	—	163,742	9,246,214	377,824	9,624,038

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of Cash Flows—Indirect Method

For the years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian Reais)

	Note	2019	2018	2017
Cash flows from operating activities
Net income for the year		402,944	1,132,320	1,525,865
Adjustments to reconcile net income to cash provided by operating activities
Share of loss (profit) of joint ventures and associates	12	12,145	14,779	(20,673)
Amortization of contractual assets with customers – exclusive rights	11	355,250	371,825	463,049
Amortization of right to use assets	13.a	300,058	—	—
Depreciation and amortization	14;15	844,647	812,489	704,544
PIS and COFINS credits on depreciation	14;15	14,918	15,721	13,134
Interest and foreign exchange rate variations		1,248,741	1,026,515	854,671
Deferred income and social contribution taxes	9.b	(97,465)	162,417	(109,204)
Loss on disposal of property, plant, and equipment and intangibles	29	30,019	22,088	2,242
Impairment of assets	15.a; 29	593,280	—	—
Expected losses on doubtful accounts	5	30,003	69,250	132,756
Provision for losses in inventories	6	(816)	(1,498)	(802)
Provision for post-employment benefits	20.b	10,682	4,854	13,968
Equity instrument granted	8.c	7,661	3,773	—
Other provisions and adjustments		2,364	(3,908)	1,539

		3,754,431	3,630,625	3,581,089
(Increase) decrease in current assets
Trade receivables and reseller financing	5	361,563	(355,854)	(725,240)
Inventories	6	(357,553)	168,704	(606,484)
Recoverable taxes	7	(550,805)	(11,467)	(334,217)
Dividends received from joint ventures		4,108	42,436	29,411
Insurance and other receivables		21,737	(14,536)	358,682
Prepaid expenses	10	(15,507)	(37,525)	(23,016)
Increase (decrease) in current liabilities
Trade payables	17	(31,605)	576,164	412,393
Salaries and related charges	18	(22,556)	40,074	7,149
Taxes payable	19	1,917	46,476	33,054
Income and social contribution taxes		250,486	166,527	783,663
Post-employment benefits	20.b	(16,704)	15,596	5,119
Provision for tax, civil, and labor risks	22.a	(37,367)	13,272	11,857
Insurance and other payables		66,819	(59,237)	(49,387)
Deferred revenue	24	1,054	8,159	(3,887)
(Increase) decrease in non-current assets
Trade receivables and reseller financing	5	11,422	(99,622)	(102,905)
Recoverable taxes	7	(19,526)	(539,539)	(130,200)
Escrow deposits		(39,936)	(58,757)	(39,795)
Other receivables		(797)	6,350	(4,356)
Prepaid expenses	10	(4,379)	(58,735)	(116,735)
Increase (decrease) in non-current liabilities
Post-employment benefits	20.b	(15,415)	(8,457)	(759)
Provision for tax, civil, and labor risks	22.a; 22.c	18,891	11,811	(68,193)
Other payables		27,698	(4,397)	87,950
Deferred revenue	24	(11,850)	(1,046)	385
Payments of contractual assets with customers – exclusive rights	11	(330,068)	(390,177)	(529,732)
Income and social contribution taxes paid		(141,206)	(197,886)	(836,808)

Net cash provided by operating activities		2,924,852	2,888,959	1,739,038

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of Cash Flows—Indirect Method

For the years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian Reais)

	Note	2019	2018	2017
Cash flows from investing activities
Financial investments, net of redemptions	4b	(555,378)	(1,669,937)	60,859
Cash of companies acquired	3.c	0	3,662	59,863
Acquisition of property, plant, and equipment	14	(1,020,042)	(1,178,312)	(1,302,187)
Acquisition of intangible assets	15	(151,997)	(237,593)	(221,960)
Acquisition of companies	3.c	0	(103,373)	—
Capital increase in joint ventures	12.a	(79,124)	(31,908)	(16,000)
Capital reduction in associates	12.b	0	1,250	—
Initial direct costs of right to use assets	13.a	(68,007)	—	—
Proceeds from disposal of property, plant, and equipment and intangibles	29	39,287	38,578	47,670

Net cash used in investing activities		(1,835,261)	(3,177,633)	(1,371,755)

Cash flows from financing activities
Loans and debentures
Proceeds	16	2,105,737	4,461,112	4,510,694
Repayments	16	(2,644,704)	(3,710,718)	(2,462,200)
Interest paid	16	(1,469,780)	(737,564)	(769,740)
Payments of lease	13.b	(321,716)	(5,120)	(5,191)
Dividends paid	26.h	(596,436)	(808,603)	(940,250)
Redemption of non-controlling shares of Oxiteno Nordeste	3.b.2	(2,180)	—	—
Capital increase from subsidiary Iconic non-controlling shareholders		6,996	—	—
Related parties	8.a	(146)	(114)	7,036

Net cash (used in) provided by financing activities		(2,922,229)	(801,007)	340,349

Effect of exchange rate changes on cash and cash equivalents in foreign currency		9,066	26,628	20,214
(Decrease) increase in cash and cash equivalents		(1,823,572)	(1,063,053)	727,846

Cash and cash equivalents at the beginning of the year	4.a	3,938,951	5,002,004	4,274,158
Cash and cash equivalents at the end of the year	4.a	2,115,379	3,938,951	5,002,004
Transactions without cash effect:
Addition on right to use assets and leases payable	13.a	334,857	—	—

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

The Company engages in the investment of its own capital in services, commercial, and industrial activities, through the subscription or acquisition of shares of other companies. Through its subsidiaries, it operates in the segments of liquefied petroleum gas—LPG distribution (“Ultragaz”), fuel distribution and related businesses (“Ipiranga”), production and marketing of chemicals (“Oxiteno”), and storage services for liquid bulk (“Ultracargo”) and retail distribution of pharmaceutical, hygiene, beauty, and skincare products (“Extrafarma”). The information about segments are disclosed in Note 33.

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

The Company and its subsidiaries applied the accounting policies described below in a consistent manner for all years presented in these financial statements, except for the adoption of IFRS 16, as of January 1, 2019 as described in Note 2.h and y.

a. Recognition of Revenue

Revenue of sales and services rendered is measured at the value of the consideration that the Company’s subsidiaries expect to be entitled to, net of sales returns, discounts, amortization of contractual assets with customers and other deductions, if applicable, being recognized as the entity fulfills its performance obligation. At Ipiranga, the revenue from sales of fuels and lubricants is recognized when the products are delivered to gas stations and to large consumers. At Ultragaz, revenue from sales of LPG is recognized when the products are delivered to customers at home, to independent dealers and to industrial and commercial customers. At Extrafarma, the revenue from sales of pharmaceuticals is recognized when the products are delivered to end user customers in own drugstores and when the products are delivered to independent resellers. At Oxiteno, the revenue from sales of chemical products is recognized when the products are delivered to industrial customers, depending of the freight mode of delivery. At Ultracargo, the revenue provided from storage services is recognized as services are performed. The breakdowns of revenues from sales and services are shown in Notes 27 and 33.

Amortization of contractual assets with customers for the exclusive rights in Ipiranga’s reseller service stations and the bonuses paid in performance obligation sales are recognized in the income statement as a deduction of the revenue from sale according to the conditions established in the agreements which is reviewed as per the changes occurred in the agreements (see Notes 2.f and 11).

The am/pm franchising upfront fee received by Ipiranga is deferred and recognized in profit or loss as the entity fulfills its performance obligation throughout the terms of the agreements with the franchisees. For more information, see Note 24.a.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Deferred revenue from loyalty program is recognized in the income statement when the points are redeemed, on which occasion the costs incurred are also recognized in profit or loss. Deferred revenue of unredeemed points is also recognized in profit or loss when points expire. For more information, see Note 24.b.

Costs of products sold and services provided include goods (mainly fuels, lubricants, LPG, and pharmaceutical products), raw materials (chemicals and petrochemicals) and production, distribution, storage, and fulfillment costs.

Exchange variations and the results of derivative financial instruments are presented in the statement of profit and loss on financial expenses.

Research and development expenses are recognized in the statements of profit or loss in general and administrative expenses and amounted to R$ 61,589 in 2019 (R$ 63,085 in 2018 and R$ 55,836 in 2017).

b. Cash and Cash Equivalents

Includes cash, banks deposits, and short-term, highly-liquid investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value. For further information on cash and cash equivalents of the Company and its subsidiaries, see Note 4.a.

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

•

Measured at fair value through other comprehensive income: financial assets that are acquired or originated for the purpose of collecting contractual cash flows or selling financial assets. The balances are stated at fair value, and the interest earned, and the foreign currency exchange variation are recognized in profit or loss. Differences between fair value and initial amount of financial investments plus the interest earned are recognized in equity in other comprehensive income in the “Valuation adjustments”. Accumulated gains and losses recognized in equity are reclassified to profit or loss at the time of their settlement. Substantially the financial investments in Bank Certificates of Deposit (“CDB”) and repurchase agreements are classified as measured at fair value through other comprehensive income.

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

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The Company and its subsidiaries use financial instruments for hedging purposes, applying the concepts described below:

•

Hedge accounting—fair value hedge: financial instruments used to hedge exposure to changes in the fair value of an item, attributable to a particular risk, which can affect the entity’s statements of profit or loss. In the initial designation of the fair value hedge, the relationship between the hedging instrument and the hedged item is documented, including the objectives of risk management, the strategy in conducting the transaction, and the methods to be used to evaluate its effectiveness. Once the fair value hedge has been qualified as effective, the hedge item is also measured at fair value. Gains and losses from hedge instruments and hedge items are recognized in the statements of profit or loss. The hedge accounting must be discontinued when the hedge becomes ineffective.

•

Hedge accounting—cash flow hedge: financial instruments used to hedge the exposure to variability in cash flows that is attributable to a risk associated with an asset or liability or highly probable transaction or firm commitment that may affect the statements of profit or loss. The portion of the gain or loss on the hedging instrument that is determined to be effective relating to the effects of exchange rate effect, is recognized directly in equity in accumulated other comprehensive income as “Valuation adjustments” while the ineffective portion is recognized in the statements of profit or loss. Gains or losses on the hedging instrument relating to the effective portion of this hedge that had been recognized directly in accumulated other comprehensive income shall be recognized in the statements of profit or loss in the period in which the hedged item is recognized in profit or loss or as initial cost of non- financial assets, in the same line of the statement that the hedged item is recognized. The hedge accounting shall be discontinued when (i) the hedging relationship is canceled; (ii) the hedging instrument expires; and (iii) the hedging instrument no longer qualifies for hedge accounting. When hedge accounting is discontinued, gains and losses recognized in equity in other comprehensive income are reclassified to the statements of profit or loss in the period which the hedged item is recognized in profit or loss. If the transaction hedged is canceled or is not expected to occur, the cumulative gains and losses in equity in other comprehensive income shall be recognized immediately in profit or loss.

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

For further information on financial instruments, see Note 34.

d. Trade receivables and reseller financing

Trade receivables are recognized at the amount invoiced of the counterparty that the Company subsidiaries are entitled (see Notes 5 and 34.d.3). The expected losses take into account, (i) at the initial recognition of the contract, the expected losses for the next 12 months or (ii) for the lifetime of the contract when the deterioration or improvement of the customers’ credit quality, considering the customers’ characteristics in each business segment. The amount of the expected credit losses is deemed by management to be sufficient to cover any probable loss on realization of trade receivables.

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

Other investments are stated at acquisition cost less provision for losses, unless the loss is considered temporary

h. Right to Use Assets and Lease Payable

The Company and its subsidiaries recognized in the financial position, a right to use assets and the respective lease liabilities initially measured at the present value of future lease payments, considering the related contract costs (see Note 13). The amortization expenses of right to use assets is recognized in statement of profit or loss over the lease contract term. The Company and its subsidiaries have no intention of purchasing the underlying asset. The liability is increased for interest and decreased by lease payments made. The interests are recognized in the statement of profit or loss using the effective interest rate method. The remeasurement of assets and liabilities based on the contractual index is recognized in the financial position, not having an effect in the result. In case of cancellation of the contract, the assets and respective liabilities are written off to the result, considering, if it is the case, any penalties provided in contractual clauses. The Company and its subsidiaries review the existence of an indication that the rights to use assets may be impaired (see note 2.u).

Right to use assets include amounts related to port concession grants (see Note 35.c).

The subsidiaries of the Company apply the recognition’s exemptions to short-term leases of 12 months or less, and leases of low amount assets such. In these cases, the recognition of the lease expense in the statements of profit or loss is on a straight-line basis.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

i. Property, Plant, and Equipment

Property, plant, and equipment (“PP&E”) is recognized at acquisition or construction cost, including financial charges incurred on PP&E under construction, as well as qualifying maintenance costs resulting from scheduled plant outages and estimated costs to remove, to decommission, or to restore assets (see Notes 2.n and 21), less accumulated depreciation and, when applicable, less provision for losses (see Note 14).

Depreciation is calculated using the straight-line method, over the periods mentioned in Note 14, taking into account the estimated useful lives of the assets, which are reviewed annually.

Leasehold improvements are depreciated over the shorter of the lease contract term and useful life of the property. These are short-term contracts of 12 months terms or less and with low value items, that are not classified under IFRS 16.

j. Intangible Assets

Intangible assets include assets acquired by the Company and its subsidiaries from third parties, according to the criteria below:

•

Goodwill is shown as intangible assets corresponding to the positive difference between the amount paid or payable to the seller and the fair value of the identified assets and liabilities assumed of the acquired entity. Goodwill is tested annually for impairment. Goodwill is allocated to the business segments, which represent the lowest level that goodwill is monitored for impairment testing purposes (see Note 15.a).

•

Other intangible assets acquired from third parties, such as software, technology, and commercial property rights, are measured at the total acquisition cost and amortized using straight-line method, over the periods mentioned in Note 15, taking into account their useful lives, which are reviewed annually.

The Company and its subsidiaries have not recognized intangible assets that were generated internally. The Company and its subsidiaries have goodwill and brands acquired in business combinations, which are evaluated as intangible assets with indefinite useful life (see Note 15 items a and e).

k. Other Assets

Other assets are stated at the lower of cost and realizable value, including, if applicable, interest earned, monetary changes and changes in exchange rates incurred or less a provision for loss and, if applicable, adjustment to present value.

l. Financial Liabilities

The financial liabilities include trade payables and other payables, loans, debentures, leases payable and derivative financial instruments. Financial liabilities are classified as “financial liabilities at fair value through profit or loss” or “financial liabilities at amortized cost”. The financial liabilities at fair value through profit or loss refer to derivative financial instruments, subscription warrants—indemnification, and financial liabilities designated as hedged items in a fair value hedge relationship upon initial recognition (see Note 2.c – Fair Value Hedge). The financial liabilities at amortized cost are stated at the initial transaction amount plus related charges and net of amortization and transaction costs. The charges are recognized in the statement of profit or loss using the effective interest rate method.

Transaction costs incurred and directly attributable to the activities necessary for contracting loans or for issuing bonds, as well as premiums and discounts upon issuance of debentures and other debt, are allocated to the instrument and amortized in the statement of profit or loss taking into its term, using the effective interest rate method (see Note 16.h).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

m. Income and Social Contribution Taxes on Income

Current and deferred income tax (“IRPJ”) and social contribution on net income tax (“CSLL”) are calculated based on their current rates. For the calculation of current IRPJ, the value of tax incentives is also considered. Taxes are recognized based on the rates of IRPJ and CSLL provided for by the laws enacted on the last day of the financial statements. The current rates in Brazil are 25% for IRPJ and 9% for CSLL. For further information about recognition and realization of IRPJ and CSLL, see Note 9.

For purposes of disclosure, deferred tax assets were offset against the deferred tax liability, IRPJ and CSLL, in the same taxable entity and the same tax authority.

n. Provision for Asset Retirement Obligation – Fuel Tanks

The subsidiary Ipiranga has the legal obligation to remove the underground fuel tanks located at Ipiranga-branded service stations after a certain period. The estimated cost of the obligation to remove these fuel tanks is recognized as a liability when the tanks are installed. The estimated cost is recognized in PP&E and depreciated over the respective useful lives of the tanks. The amounts recognized as a liability accrue interest using the National Consumer Price Index (“IPCA”) until the tank is removed (see Note 21). The estimated removal cost is reviewed and updated annually or when there is significant change in its amount and change in the estimated costs are recognized in statements of profit or loss when they become known. An increase in the estimated cost of the obligation to remove the tanks could result in negative impact in future results.

o. Provisions for Tax, Civil, and Labor Risks

A provision for tax, civil and labor risks is recognized for quantifiable risks, when the chance of loss is more-likely-than-not in the opinion of management and internal and external legal counsel, and the amounts are recognized based on the evaluation of the outcomes of the legal proceedings (see Note 22).

p. Post-Employment Benefits

Post-employment benefits granted and to be granted to employees, retirees, and pensioners are based on an actuarial calculation prepared by an independent actuary and reviewed by management, using the projected unit credit method (see Note 20.b). The actuarial gains and losses are recognized in equity in cumulative other comprehensive income in the “Valuation adjustments”.

q. Other Liabilities

Other liabilities are stated at known or measurable amounts and changes in exchange rates incurred. When applicable, other liabilities are recognized at present value, based on interest rates that reflect the term, currency, and risk of each transaction.

r. Foreign Currency Transactions

Foreign currency transactions carried out by the Company or its subsidiaries are remeasured into their functional currency at the exchange rate prevailing at the date of each transaction. Outstanding monetary assets and liabilities of the Company and its subsidiaries are translated using the exchange rate at the date of the financial statements. The effect of the difference between those exchange rates is recognized in financial results until the conclusion of each transaction.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

s. Basis for Translation of Financial Statements of Foreign Subsidiaries

s.1. Subsidiaries with administrative autonomy

Assets and liabilities of the foreign subsidiaries, denominated in currencies other than Brazilian Real, which have administrative autonomy, are translated using the exchange rate at the date of the financial statements. Revenues and expenses are translated using the average exchange rate of each year and equity is translated at the historical exchange rate of each transaction affecting equity. Gains and losses resulting from changes in these foreign investments are directly recognized in equity in cumulative other comprehensive income in the “cumulative translation adjustments” and will be recognized in profit or loss if these investments are disposed of. The balance in cumulative other comprehensive income on December 31, 2019 was a gain of R$ 102,427 (gain of R$ 65,857 in 2018)—see Note 26.g.2.

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

s.2. Subsidiaries without self-administrative autonomy

Assets and liabilities of the other foreign subsidiaries, which do not have administrative autonomy, are considered an extension of the activities of their parent company and are translated using the exchange rate at the date of the financial statements. Gains and losses resulting from changes in these foreign investments are directly recognized as financial result. The gain recognized in statements of profit or loss in 2019 amounted to R$ 2,444 (R$ 4,090, gain in 2018 and R$ 7,368, gain in 2017).

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

t.1 Judgments

Information on the judgments is included: in the determination of control in subsidiaries (Notes 2.g, 2.s.1 and 3), the determination of joint control in joint venture (Notes 2.g and 12.a) and the determination of significant influence in associates (Notes 2.g and 12.c).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

t.2 Uncertainties related to the assumptions and estimates

The information regarding uncertainties related to the assumptions and estimates are included: in determining the fair value of financial instruments (Notes 2.c, 2.l, 4, 16 and 34), the determination of the expected losses on doubtful accounts (Notes 2.d, 5 and 34.d.3), the determination of provisions for losses of inventories (Notes 2.e and 6),the estimative of realization of deferred IRPJ and CSLL amounts (Notes 2.m and 9.a), the useful lives and discount rate of right to use assets (Notes 2.h and 13), the useful lives of PP&E (Notes 2.i and 14), the useful lives of intangible assets, and the determination of the recoverable amount of goodwill (Notes 2.j and 15.a), provisions for assets retirement obligations (Notes 2.n and 21), provisions for tax, civil, and labor risks (Notes 2.o and 22), estimates for the preparation of actuarial reports (Notes 2.p and 20.b) and the determination of fair value of subscription warrants – indemnification (Notes 25 and 34.j). The actual result of the transactions and information may differ from their estimates.

u. Impairment of Assets

The Company and its subsidiaries review, in every reporting period, the existence of any indication that an asset may be impaired and annually test intangible assets with undefined useful life. If there is an indication of impairment, the Company and its subsidiaries estimate the recoverable amount of the asset. Assets that cannot be evaluated individually are grouped in the smallest group of assets that generate cash inflow from continuous use and that are largely independent of cash flows of other assets (cash generating units “CGU”). The recoverable amount of assets or CGUs corresponds to the greater of their fair value net of applicable direct selling costs and their value in use.

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

On December 31, 2019, the Company recognized an impairment loss for the subsidiary Imifarma Produtos Farmacêuticos e Cosméticos S.A. (“Extrafarma”) (see Note 15.a).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

v. Business Combination

A business combination is accounted applying the acquisition method. The cost of the acquisition is measured based on the consideration transferred and to be transferred, measured at fair value at the acquisition date. In a business combination, the assets acquired, and liabilities assumed are measured in order to classify and allocate them accordingly to the contractual terms, economic circumstances and relevant conditions on the acquisition date. The non-controlling interest in the acquire is measured based on its interest in identifiable net assets acquired. Goodwill is measured as the excess of the consideration transferred and to be transferred over the fair value of net assets acquired (identifiable assets and liabilities assumed, net). After the initial recognition, goodwill is measured at cost less any accumulated impairment losses. For impairment testing purposes, goodwill is allocated to the Company’s operating segments. When the cost of the acquisition is lower than the fair value of net assets acquired, a gain is recognized directly in the statement of profit or loss in the year. Costs related to the acquisition are recorded in the statement of profit or loss when incurred.

w. Statements of Cash Flows Indirect Method

The Company and its subsidiaries present the interest paid on loans, debentures, and leases payable in financing activities. The Company and its subsidiaries present financial investments on a net basis of income and redemptions in the investing activities.

x. Adoption of the Pronouncements Issued by IASB

The following standards, amendments, and interpretations to IFRS were issued by the IASB, which are effective as of January 1, 2019:

(i) IFRS 16 - Lease:

With the adoption of IFRS 16, the leases contracted by the Company’s subsidiaries, identified and effective at the date of transition and with maturities of more than 12 months, were accounted in the financial statements:

•	recognition of right to use assets and lease liabilities in financial position, initially measured at the present value of future lease payments; and

•	recognition of amortization expenses of right to use assets and interest expenses on the lease payable in the financial result in the statements of profits or loss.

The Company selected as transition method the modified retrospective approach, with the cumulative effect of initial application of this new pronouncement recorded as an adjustment to the opening balance of equity and without restatement of comparative periods.

In the analysis of the adoption, the Company’s management, with the assistance of specialized consulting, carried out the inventory of the contracts, evaluating whether or not each agreement contains a lease in accordance with IFRS 16. This analysis identified impacts mainly related to the lease of properties from third parties, port areas and lower amounts arising from other operations where the existence of leased assets individually or combined in service contracts was identified.

As allowed in the standard, short-term leases with a term of 12 months or less, variable amounts, indefinite term and leases of low amount assets such as computers and office furniture, are recognized as lease expenses on a straight-line basis in profit or loss.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

In addition, the following practical expedients were used to transition to new lease accounting requirements:

•	application of the IFRS 16 to all contracts initiated before January 1, 2019 that were identified as leases in accordance with IAS 7 and IFRIC 4;

•	use of discount rate according to the lease term and similar characteristics;

•	contracts with a term up to 12 months from the date of the initial adoption of the standard or less;

•	exclusion of the initial direct costs of the measurement of the opening balance from right to use asset; and

•	options for extension of the term or termination were considered, when applicable.

The table below summarizes the effects on the initial adoption of the IFRS 16:

01/01/2019
Current assets
Prepaid expenses	(39,066)
Non-current assets
Prepaid expenses	(288,630)
Right to use assets	1,731,427
Intangible assets	(39,928)

Total assets	1,363,803

Current liabilities
Leases payable	13,827
Non-current liabilities
Leases payable	1,349,976

Total liabilities	1,363,803

To measurement, the Company used an incremental discount rate, ranging between 4.81% p.a. and 11.04% p.a., according to the terms of the contracts, and estimated the payment flows for the gross portion of taxes.

The table below summarizes the reconciliation of the operating lease commitments to leases payable:

Operating lease commitments as of December 31, 2018	1,540,994
Discounted using the incremental borrowing rate on January 1, 2019	(177,707)
Finance lease liabilities recognised as of December 31, 2018	46,066
(-) Recognition exemption for leases of low amount assets	(33,893)
(-) Recognition exemption for leases with less than 12 months of lease term at transition	(11,657)
(-) Extension options reasonably certain to be exercised	—

Leases payable recognised on January 1, 2019	1,363,803

(ii) IFRIC 23 - Uncertainty over income tax treatments:

IFRS 23 clarifies how to apply the recognition and measurement when there is uncertainty over income tax treatments, that means, there are doubts about acceptance of the treatments adopted by the fiscal authority, applying the requirements in IAS 12.

In the evaluation of management, no significant impacts were identified as a result of the adoption of IFRIC 23, since all the procedures adopted for the determination and collection of income taxes are supported by the legislation and precedents from Administrative and Judicial Courts.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

y. Authorization for Issuance of the Financial Statements

These financial statements were authorized for issue by the Management on May 4, 2020.

3. Principles of Consolidation and Investments in Subsidiaries

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

Consolidation of a subsidiary begins when the parent company obtains direct or indirect control over a company and ceases when the parent company loses control of a company. Income and expenses of a subsidiary acquired are included in the consolidated statement of profit or loss and comprehensive income from the date the parent company gains the control. Income and expenses of a subsidiary, in which the parent company loses control, are included in the consolidated statement of profit or loss and comprehensive income until the date the parent company loses control.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Company’s accounting policies.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b. Investments in Subsidiaries

The consolidated financial statements include the following direct and indirect subsidiaries:

			% interest in the share
			12/31/2019		12/31/2018		12/31/2017
			Control		Control		Control
	Location	Segment	Direct	Indirect	Direct	Indirect	Direct	Indirect
Ipiranga Produtos de Petróleo S.A.	Brazil	Ipiranga	100	0	100	—	100	—
am/pm Comestíveis Ltda.	Brazil	Ipiranga	0	100	—	100	—	100
Centro de Conveniências Millennium Ltda.	Brazil	Ipiranga	0	100	—	100	—	100
Icorban – Correspondente Bancário Ltda.	Brazil	Ipiranga	0	100	—	100	—	100
Ipiranga Trading Limited	Virgin Islands	Ipiranga	0	100	—	100	—	100
Tropical Transportes Ipiranga Ltda.	Brazil	Ipiranga	0	100	—	100	—	100
Ipiranga Imobiliária Ltda.	Brazil	Ipiranga	0	100	—	100	—	100
Ipiranga Logística Ltda.	Brazil	Ipiranga	0	100	—	100	—	100
Oil Trading Importadora e Exportadora Ltda.	Brazil	Ipiranga	0	100	—	100	—	100
Iconic Lubrificantes S.A.	Brazil	Ipiranga	0	56	—	56	—	56
Integra Frotas Ltda.	Brazil	Ipiranga	0	100	—	100	—	100
Companhia Ultragaz S.A.	Brazil	Ultragaz	0	99	—	99	—	99
Ultragaz Comercial Ltda.	Brazil	Ultragaz	0	100	—	100	—	100
Nova Paraná Distribuidora de Gás Ltda. (1)	Brazil	Ultragaz	0	100	—	100	—	—
Bahiana Distribuidora de Gás Ltda.	Brazil	Ultragaz	0	100	—	100	—	100
Utingás Armazenadora S.A.	Brazil	Ultragaz	0	57	—	57	—	57
LPG International Inc.	Cayman Islands	Ultragaz	0	100	—	100	—	100
Imaven Imóveis Ltda.	Brazil	Others	0	100	—	100	—	100
Imifarma Produtos Farmacêuticos e Cosméticos S.A.	Brazil	Extrafarma	0	100	—	100	—	100
Oxiteno S.A. Indústria e Comércio	Brazil	Oxiteno	100	0	100	—	100	—
Oxiteno Nordeste S.A. Indústria e Comércio (2)	Brazil	Oxiteno	0	0	—	99	—	99
Oxiteno Argentina Sociedad de Responsabilidad Ltda.	Argentina	Oxiteno	0	100	—	100	—	100
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Brazil	Oxiteno	0	100	—	100	—	100
Oxiteno Uruguay S.A.	Uruguay	Oxiteno	0	100	—	100	—	100
Oxiteno México S.A. de C.V.	Mexico	Oxiteno	0	100	—	100	—	100
Oxiteno Servicios Corporativos S.A. de C.V.	Mexico	Oxiteno	0	100	—	100	—	100
Oxiteno Servicios Industriales S.A. de C.V.	Mexico	Oxiteno	0	100	—	100	—	100
Oxiteno USA LLC	United States	Oxiteno	0	100	—	100	—	100
Global Petroleum Products Trading Corp.	Virgin Islands	Oxiteno	0	100	—	100	—	100
Oxiteno Andina, C.A. (3)	Venezuela	Oxiteno	0	0	—	100	—	100
Oxiteno Europe SPRL	Belgium	Oxiteno	0	100	—	100	—	100
Oxiteno Colombia S.A.S	Colombia	Oxiteno	0	100	—	100	—	100
Oxiteno Shanghai LTD.	China	Oxiteno	0	100	—	100	—	100
Empresa Carioca de Produtos Químicos S.A.	Brazil	Oxiteno	0	100	—	100	—	100
Ultracargo—Operações Logísticas e Participações Ltda.	Brazil	Ultracargo	100	0	100	—	100	—
Terminal Químico de Aratu S.A. – Tequimar	Brazil	Ultracargo	0	99	—	99	—	99
TEAS – Terminal Exportador de Álcool de Santos Ltda.	Brazil	Ultracargo	0	100	—	100	—	—
Tequimar Vila do Conde Logística Portuária S.A. (4)	Brazil	Ultracargo	0	100	—	—	—	—
Ultrapar International S.A.	Luxembourg	Others	100	0	100	—	100	—
SERMA—Ass. dos usuários equip. proc. de dados	Brazil	Others	0	100	—	100	—	100
The percentages in the table above are rounded.

(1)	Non operating company in closing phase.
(2)

On April 30, 2019, the shareholders of Oxiteno Nordeste S.A. Indústria e Comércio (“Oxiteno Nordeste”) approved the redemption of all of its preferred shares class “B”, with subsequent cancellation. On December 2, 2019, in order to simplify the corporate structure, the subsidiary Oxiteno Nordeste was incorporated by its parent Oxiteno S.A. Indústria e Comércio (“Oxiteno S.A.”).

(3)	On October 15, 2019, the subsidiary Oxiteno S.A. approved the asset write-offs of Oxiteno Andina C.A. (“Oxiteno Andina”).
(4)	Company incorporated on May 20, 2019 due the concession of the port of Vila do Conde (see Note 35.c).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

c. TEAS – Terminal Exportador de Álcool de Santos Ltda. Acquisition

The Company through its subsidiary Terminal Químico de Aratu S.A. – Tequimar (“Tequimar”) acquired 100% of the quotas of TEAS Terminal Exportador de Álcool de Santos Ltda. (“TEAS”). On March 29, 2018, the acquisition was concluded through the closing of the operation.

4. Cash and Cash Equivalents and Financial Investments

Cash equivalents and financial investments, excluding cash and bank deposits, are substantially represented by investments: (i) in Brazil, in certificates of deposit of financial institutions linked to interest rate of the Interbank Deposits (“DI”), in repurchase agreement, financial bills, and in short term investments funds, whose portfolio comprised of Brazilian Federal Government bonds and in certificates of deposit of financial institutions; (ii) outside Brazil, in certificates of deposit of financial institutions and in short term investments funds, whose portfolio comprised of Federal Government bonds; and (iii) in currency and interest rate hedging instruments.

The financial assets were classified in Note 34.j, based on business model of financial assets of the Company and its subsidiaries.

Cash, cash equivalents and financial investments amounted to R$ 5,712,097 as of December 31, 2019 (R$ 6,994,406 as of December 31, 2018) are as follows:

a. Cash and Cash Equivalents

Cash and cash equivalents of the Company and its subsidiaries are presented as follows:

	12/31/2019	12/31/2018

Cash and bank deposits
In local currency	182,237	117,231
In foreign currency	102,755	88,251

Financial investments considered cash equivalents
In local currency
Fixed-income securities	1,780,939	3,722,308
In foreign currency
Fixed-income securities	49,448	11,161

Total cash and cash equivalents	2,115,379	3,938,951

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b. Financial Investments and Currency and Interest Rate Hedging Instruments

The financial investments, which are not classified as cash and cash equivalents, are presented as follows:

	12/31/2019	12/31/2018

Financial investments
In local currency
Fixed-income securities and funds	2,610,686	2,537,315

In foreign currency
Fixed-income securities and funds	303,417	154,811

Currency and interest rate hedging instruments (a)	682,615	363,329

Total financial investments	3,596,718	3,055,455

Current	3,090,212	2,853,106
Non-current	506,506	202,349

(a)	Accumulated gains, net of income tax (see Note 34.i).

5. Trade Receivables and Reseller Financing

a. Trade Receivables

The composition of trade receivables is as follows:

	12/31/2019	12/31/2018
Domestic customers	3,867,902	4,290,996
Foreign customers	226,484	244,960
(-) Expected losses on doubtful accounts	(404,886)	(385,080)

	3,689,500	4,150,876

Current	3,635,834	4,069,307
Non-current	53,666	81,569

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The breakdown of trade receivables, gross of expected losses on doubtful accounts, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
12/31/2019	4,094,386	3,199,315	159,350	27,320	12,245	61,489	634,667
12/31/2018	4,535,956	3,739,601	121,622	53,864	49,629	84,920	486,320

The breakdown of expected losses on doubtful accounts, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
12/31/2019	404,886	28,861	1,456	1,625	3,749	23,698	345,497
12/31/2018	385,080	39,226	4,094	3,754	5,533	46,783	285,690

Movements in the allowance for expected losses on doubtful accounts are as follows:

Balance as of December 31, 2017	347,801
Additions	287,566
Write-offs	(250,287)

Balance as of December 31, 2018	385,080
Additions	189,192
Write-offs	(169,386)

Balance as of December 31, 2019	404,886

For further information about the allowance for expected losses on doubtful accounts, see Note 34.d.3.

b. Reseller financing

The composition of reseller financing is as follows:

	12/31/2019	12/31/2018
Reseller financing – Ipiranga	956,942	855,229
(-) Expected losses on doubtful accounts	(156,006)	(139,699)

	800,936	715,530

Current	436,188	367,262
Non-current	364,748	348,268

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Reseller financing is provided for renovation and upgrading of service stations, purchase of products, and development of the automotive fuels and lubricants distribution market. The terms of reseller financing range substantially from 12 months to 60 months, with an average term of 40 months. The minimum and maximum interest rates are 0% per month and 1% per month, respectively.These financing are remeasured at a market rate for working capital loans and the difference is recognized as a reduction to the reseller’s net revenue. At the beginning of the contract, the adjustment to present value is made and the difference between the market rate and the subsidized rate is reduced from the sale price. This difference is appropriated to the financial result throughout the term of the contract.

The breakdown of reseller financing, gross of expected losses on doubtful accounts, is as follows:

	Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
12/31/2019	956,942	644,488	26,262	10,481	12,616	30,144	232,951
12/31/2018	855,229	633,183	11,262	14,869	9,377	20,783	165,755

The breakdown of expected losses on doubtful accounts, is as follows:

	Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
12/31/2019	156,006	21,337	2,519	1,063	1,313	14,639	115,135
12/31/2018	139,699	26,982	1,250	1,642	1,131	12,176	96,518

Movements in the allowance for expected losses on doubtful accounts are as follows:

Balance as of December 31, 2017	104,977
Additions	34,722

Balance as of December 31, 2018	139,699
Additions	30,601
Write-offs	(14,294)

Balance as of December 31, 2019	156,006

For further information about the allowance for expected losses on doubtful accounts, see Note 34.d.3.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

6. Inventories

The composition of inventories is as follows:

	12/31/2019			12/31/2018
	Cost	Provision for losses	Net balance	Cost	Provision for losses	Net balance
Fuels, lubricants and greases	1,843,257	(2,073)	1,841,184	1,367,015	(1,804)	1,365,211
Finished goods	541,689	(22,048)	519,641	581,504	(20,923)	560,581
Work in process	1,971	0	1,971	1,412	—	1,412
Raw materials	365,960	(2,552)	363,408	383,161	(1,894)	381,267
Liquefied petroleum gas (LPG)	101,715	(5,761)	95,954	109,362	(5,761)	103,601
Consumable materials and other items for resale	140,058	(2,587)	137,471	150,188	(3,770)	146,418
Pharmaceutical, hygiene, and beauty products	549,191	(2,877)	546,314	583,060	(5,364)	577,696
Purchase for future delivery (1)	183,170	(2,719)	180,451	193,928	(2,964)	190,964
Properties for resale	29,273	(107)	29,166	27,489	(107)	27,382

	3,756,284	(40,724)	3,715,560	3,397,119	(42,587)	3,354,532

(1)	Refers substantially to ethanol, biodiesel and advance of fuels.

Movements in the provision for losses are as follows:

Balance as of December 31, 2016	47,271
Reversals to net realizable value adjustment	(6,713)
Reversals of obsolescence and other losses	(3,459)

Balance as of December 31, 2017	37,099
Additions to net realizable value adjustment	600
Additions of obsolescence and other losses	3,903
Oxiteno Andina (i)	985

Balance as of December 31, 2018	42,587
Reversals to net realizable value adjustment	(5,174)
Additions of obsolescence and other losses	4,296
Oxiteno Andina (ii)	(985)

Balance as of December 31, 2019	40,724

(i)	Refers to the impairment for subsidiary Oxiteno Andina.
(ii)	Refers to the asset write-offs of Oxiteno Andina (see Note nº 3.b.3).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The breakdown of provisions for losses related to inventories is shown in the table below:

	12/31/2019	12/31/2018
Net realizable value adjustment	15,243	21,402
Obsolescence and other losses	25,481	21,185

Total	40,724	42,587

7. Taxes to Recover

a. Recoverable Taxes

Recoverable taxes are substantially represented by credits of Tax on Goods and Services (“ICMS”, the Brazilian VAT), Contribution for Social Security Financing (“COFINS”) and Social Integration Program (“PIS”).

	12/31/2019	12/31/2018
ICMS (a.1)	914,066	710,669
Provision for ICMS losses (a.1)	(41,396)	(99,187)
PIS and COFINS (a.2)	930,570	720,731
Value-Added Tax (IVA) of foreign subsidiaries	29,707	31,678
Others	56,748	22,988

Total	1,889,695	1,386,879

Current	1,122,335	639,699
Non-current	767,360	747,180

a.1 The recoverable ICMS is substantially related to the following subsidiaries and operations:

(i) The subsidiary Oxiteno Nordeste predominantly carries out export operations, interstate outflow or deferred ICMS of products purchased within the State of Bahia;

(ii) The subsidiary Ipiranga Produtos de Petróleo S.A. (“IPP”) has credits arising from interstate outflows of oil-related products, whose ICMS was prepaid by the supplier (Petróleo Brasileiro S.A. (“Petrobras”)), and credits arising from the difference between transactions of inflows and outflows of products subject to ICMS taxation (mainly ethanol);

(iii) The subsidiary Extrafarma has credits of ICMS and ICMS-ST (tax substitution) advances on the inflow and outflow of operations carried out by its distribution centers, mostly in the North and Northeast.

The amounts of recoverable ICMS credits are consumed by the operation itself, being a revolving credit, which means that the accumulated credits are monthly offset with the tax payable on sales and new credits are generated by the acquisition of inputs, as well as by the State’s refund on specific operations. Management estimates the realization of these credits within up to 10 years.

The estimated recovery of ICMS assets is stated as follows:

Up to 1 Year	474,276
From 1 to 2 Years	283,035
From 2 to 3 Years	58,602
From 3 to 5 Years	45,059
From 5 to 7 Years	22,666
From 7 to 10 Years	30,428

Total of recoverable ICMS	914,066

The provision for ICMS losses relates to tax credits of the subsidiaries whose amounts are not included within the term determined by its policy.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

a.2 Refers, mainly, to the PIS and COFINS credits recorded under Laws 10,637/2002 and 10,833/2003, whose consumption will occur through the offset of debts administered by the Brazilian Federal Revenue Service (“RFB”) in an estimated term of 2 years by management. The subsidiaries Extrafarma, Tequimar and Oxiteno S.A. have credits resulting from a definitive favorable decision on the exclusion of ICMS from the calculation basis of PIS and COFINS. For these cases, management estimates the realization of these credits within up to 5 years. (see Note 20.d.1).

b. Recoverable Income Tax and Social Contribution Taxes

Represented by recoverable IRPJ and CSLL.

	12/31/2019	12/31/2018
IRPJ and CSLL	430,290	362,784

Total	430,290	362,784

Current	325,343	257,182
Non-current	104,947	105,602

Relates to IRPJ and CSLL to be recovered by the Company and its subsidiaries arising from the tax advances of previous years, with management estimating the realization of these credits within up to 5 years.

8. Related Parties

a. Related Parties

Balances and transactions between the Company and its subsidiaries and between subsidiaries have been eliminated in consolidation and are not disclosed in this note. The balances and transactions between the Company and its subsidiaries with other related parties are disclosed below:

	Loans
	Assets	Liabilities
Química da Bahia Indústria e Comércio S.A.	0	2,875
Others	490	1,050

Total as of December 31, 2019	490	3,925

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Loans
	Assets	Liabilities
Química da Bahia Indústria e Comércio S.A.	—	2,925
Others	490	1,146

Total as of December 31, 2018	490	4,071

Loans agreements have indeterminate terms and do not contain interest clauses.

	Commercial transactions
	Receivables(1)	Payables(1)	Sales and services	Purchases	Expenses
Oxicap Indústria de Gases Ltda.	0	1,545	1	18,565	0
Refinaria de Petróleo Riograndense S.A.	0	264,602	0	1,019,108	0
ConectCar Soluções de Mobilidade Eletrônica S.A.	739	113	7,385	121	0
LA’7 Participações e Empreend. Imob. Ltda. (a)	0	124	0	0	1,477
Chevron Latin America Marketing LLC	0	0	0	0	0

Total as of December 31, 2019	739	266,384	7,386	1,037,794	1,477

	Commercial transactions
	Receivables(1)	Payables(1)	Sales and services	Purchases	Expenses
Oxicap Indústria de Gases Ltda.	—	567	6	9,032	—
Refinaria de Petróleo Riograndense S.A.	—	24,630	—	1,008,860	—
ConectCar Soluções de Mobilidade Eletrônica S.A.	1,042	136	3,844	186	—
LA’7 Participações e Empreend. Imob. Ltda. (a)	—	117	—	—	1,469

Total as of December 31, 2018	1,042	25,450	3,850	1,018,078	1,469

	Commercial transactions
	Receivables(1)	Payables(1)	Sales and services	Purchases	Expenses
Oxicap Indústria de Gases Ltda.	—	1,489	6	18,108	—
Refinaria de Petróleo Riograndense S.A.	—	22,199	—	1,004,030	—
ConectCar Soluções de Mobilidade Eletrônica S.A.	1,067	31	7,239	859	—
LA’7 Participações e Empreend. Imob. Ltda. (a)	—	125	—	—	2,300

Total as of December 31, 2017	1,067	23,844	7,245	1,022,997	2,300

(1)	Included in “domestic trade receivables”, “domestic trade payables” and “domestic trade payables—reverse factoring”, respectively.
(a)	Refers to rental contracts of 15 drugstores owned by LA’7 as of December 31, 2019 and 2018, a company of the former shareholders of Extrafarma that are current shareholders of Ultrapar.

Purchase and sale transactions relate substantially to the purchase of raw materials, feedstock, transportation, and storage services based on similar market prices and terms with customers and suppliers with comparable operational performance. The above operations related to ConectCar Soluções de Mobilidade Eletrônica S.A. (“ConectCar”) refer to services provided. In the opinion of the Company and its subsidiaries’ management, transactions with related parties are not subject to credit risk, which is why no an estimated loss or collateral is provided. Collateral provided by the Company in loans of subsidiaries and affiliates are mentioned in Note 16.i.

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

Short-term compensation is comprised of: (a) fixed monthly compensation paid with the objective of rewarding the executive’s experience, responsibility, and his/her position’s complexity, and includes salary and benefits such as medical coverage, check-up, life insurance, and others; (b) variable compensation paid annually with the objective of aligning the executive’s and the Company’s objectives, which is linked to: (i) the business performance measured through its economic value creation and (ii) the fulfillment of individual annual goals that are based on the strategic plan and are focused on expansion and operational excellence projects, people development and market positioning, among others. Further details about the Deferred Stock Plan are contained in Note 8.c and about post-employment benefits in Note 20.b.

The expenses for compensation of its key executives (Company’s directors and executive officers) as shown below:

	2019	2018	2017
Short-term compensation	41,659	36,504	45,477
Stock compensation	9,881	1,407	1,399
Post-employment benefits	2,640	2,278	1,096
Long-term compensation	0	—	(6,459)
Termination benefit	0	905	8,794

Total	54,180	41,094	50,307

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

c. Deferred Stock Plan

Since 2003, Ultrapar has adopted a stock plan in which the executive has the usufruct of shares held in treasury until the transfer of the full ownership of the shares to those eligible members of management after five to seven years from the initial concession of the rights subject to uninterrupted employment of the participant during the period. The volume of shares and the executives eligible are determined by the Board of Directors, and there is no mandatory annual grant. The total number of shares to be used in the plan is subject to the number of shares in treasury. Ultrapar’s Board of Directors does not have a stock plan. The fair value of the awards was determined on the grant date based on the market value of the shares on the B3, the Brazilian Securities, Commodities and Futures Exchange and the amounts are amortized between five to seven years from the grant date.

The table below summarizes shares granted to the Company and its subsidiaries’ management:

Grant date	Balance of number of shares granted	Vesting period	Market price of shares on the grant date (in R$ per share)	Total grant costs, including taxes	Accumulated recognized grant costs	Accumulated unrecognized grant costs
March 13, 2017	200,000	2022 to 2024	34.00	9,378	(4,513)	4,865
March 4, 2016	380,000	2021 to 2023	32.72	17,147	(11,164)	5,983
December 10, 2014	533,324	2019 to 2021	25.32	27,939	(23,967)	3,972
March 5, 2014	111,200	2020 to 2021	26.08	5,999	(5,610)	389
November 7, 2012	—	2019	21.45	16,139	(16,139)	—

	1,224,524			76,602	(61,393)	15,209

In 2019, the amortization in the amount of R$ 10,321 (R$ 3,922 in 2018 and R$ 11,752 in 2017) was recognized as a general and administrative expense.

The table below summarizes the changes of number of shares granted:

Balance on December 31, 2017	2,366,796
Cancellation of granted shares due to termination of executive employment	(433,332)
Shares vested and transferred	(233,336)

Balance on December 31, 2018	1,700,128
Shares vested and transferred	(475,604)

Balance on December 31, 2019	1,224,524

The information above were adjusted retrospectively as disclosure in Note 26.a.

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

As a result of the Plan, common shares representing at most 1% of the Company’s share capital may be delivered to the participants, which corresponds, at the date of approval of this Plan, to 11,128,102 common shares.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes the restricted and performance stock programs:

Program	Grant date	Balance of number of shares granted	Vesting period	Market price of shares on the grant date (in R$ per share)	Total grant costs, including taxes	Accumulated recognized grant costs	Accumulated unrecognized grant costs
Restricted	October 1, 2017	240,000	2023	38.19	12,642	(4,741)	7,901
Restricted and performance	November 8, 2017	75,876	2020 to 2022	38.19	5,014	(2,850)	2,164
Restricted and performance	April 4, 2018	184,076	2021 to 2023	34.35	12,066	(5,539)	6,527
Restricted	September 19, 2018	160,000	2024	19.58	4,321	(900)	3,421
Restricted	September 24, 2018	80,000	2024	18.40	2,030	(423)	1,607
Restricted and performance	April 3, 2019	558,708	2022 to 2024	23.25	24,096	(4,729)	19,367
Restricted	September 2, 2019	440,000	2025	16.42	10,074	(560)	9,514

		1,738,660			70,243	(19,742)	50,501

In 2019, a general and administrative expense in the amount of R$ 12,893 was recognized in relation to the Plan (R$ 6,001 in 2018 and R$ 784 in 2017).

Balance on December 31, 2017	332,540
Shares granted on April 9, 2018	207,184
Shares granted on September 19, 2018	160,000
Shares granted on September 24, 2018	80,000
Cancellation of granted shares due to termination of executive employment	(39,772)

Balance on December 31, 2018	739,952
Shares granted on April, 3, 2019	567,876
Shares granted on September 2, 2019	440,000
Cancellation of granted shares due to termination of executive employment	(9,168)

Balance on December 31, 2019	1,738,660

The information above were adjusted retrospectively as disclosure in Note 26.a.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

9. Income and Social Contribution Taxes

a. Deferred Income (IRPJ) and Social Contribution Taxes (CSLL)

The Company and its subsidiaries recognize deferred tax assets and liabilities, which are not subject to the statute of limitations, resulting from tax loss carryforwards, temporary differences, negative tax bases and revaluation of PP&E, among others. Deferred tax assets are sustained by the continued profitability of their operations. Deferred IRPJ and CSLL are recognized under the following main categories:

	12/31/2019	12/31/2018
Assets—Deferred income and social contribution taxes on:
Provision for impairment of assets	72,377	116,191
Provisions for tax, civil, and labor risks	150,085	154,516
Provision for post-employment benefits	92,199	85,575
Provision for differences between cash and accrual basis(*)	224,065	147,376
Goodwill	8,161	12,258
Business combination – tax basis vs. accounting basis of goodwill	75,745	75,838
Provision for asset retirement obligation	14,762	15,801
Provision for suppliers	35,214	38,339
Provision for profit sharing and bonus	44,818	49,621
Leases payable	19,003	—
Change in fair value of subscription warrants	16,338	13,700
Other provisions	45,316	42,694
Tax losses and negative basis for social contribution carryforwards (d)	278,140	208,036

Total	1,076,223	959,945

Offset the liability balance of deferred IRPJ and CSLL	(422,529)	(445,758)

Net balance of deferred taxes assets	653,694	514,187

Liabilities—Deferred income and social contribution taxes on:
Revaluation of PP&E	1,866	1,981
Lease payable	2,356	2,858
Provision for differences between cash and accrual basis(*)	257,718	138,332
Provision for goodwill	39,186	187,845
Business combination – fair value of assets	114,125	117,352
Other provisions	14,809	6,687

Total	430,060	455,055

Offset the asset balances of deferred IRPJ and CSLL	(422,529)	(445,758)

Net balance of deferred taxes liabilities	7,531	9,297

(*)	Refers mainly to the income tax on the exchange variation of the hedging instruments.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Changes in the net balance of deferred IRPJ and CSLL are as follows:

	2019	2018	2017
Initial balance	504,890	530,419	451,973
Deferred IRPJ and CSLL recognized in income of the year	97,465	(162,417)	109,204
Deferred IRPJ and CSLL recognized in other comprehensive income	40,497	133,124	13,389
Deferred IRPJ and CSLL recognized in business combination	—	1,054	(45,728)
Others	3,311	2,710	1,581

Final balance	646,163	504,890	530,419

The estimated recovery of deferred tax assets relating to IRPJ and CSLL is stated as follows:

Up to 1 Year	178,127
From 1 to 2 Years	54,814
From 2 to 3 Years	141,105
From 3 to 5 Years	136,029
From 5 to 7 Years	353,806
From 7 to 10 Years	212,342

Total of deferred tax assets relating to IRPJ and CSLL	1,076,223

In order to evaluate the realization of deferred tax assets, the taxable income projections from business plans of each segment of the Company, approved by Company’s Board of Directors, which indicates trends and perspectives, demand effects, competition and other economic factors that represent the management’s best estimate about the economic conditions existing during the period of realization of the deferred tax asset were taken into account.

The main key assumptions used to calculate the realization of deferred tax assets are: growth in Gross Domestic Product (“GDP”), exchange rate, basic interest rate (SELIC) and DI, inflation rate, commodity price index, among others. The balance of R$ 1,076,223 was supported by the technical study on taxable income projections for the realization of deferred tax assets, reviewed by the Fiscal Council and by the Audit and Risks Committee and approved by Company’s Board of Directors.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b. Reconciliation of Income and Social Contribution Taxes

IRPJ and CSLL are reconciled to the statutory tax rates as follows:

	2019	2018	2017
Income before taxes and share of profit (loss) of subsidiaries, joint ventures, and associates	793,698	1,785,818	2,318,446
Statutory tax rates - %	34	34	34

Income and social contribution taxes at the statutory tax rates	(269,857)	(607,178)	(788,272)

Adjustments to the statutory income and social contribution taxes:
Nondeductible expenses (i)	(68,795)	(82,784)	(105,017)
Nontaxable revenues (ii)	28,235	32,523	19,084
Adjustment to estimated income (iii)	10,511	9,706	10,844
Interest on equity (iv)	0	(538)	(550)
Unrecorded deferred Income and Social Contribution Taxes Carryforwards deferred (v)	(146,820)	(95,480)	—
Other adjustments	24,873	(2,634)	2,059

Income and social contribution taxes before tax incentives	(421,853)	(746,385)	(861,852)

Tax incentives—SUDENE	43,244	107,666	48,598

Income and social contribution taxes in the income statement	(378,609)	(638,719)	(813,254)

Current	(476,074)	(476,302)	(922,458)
Deferred	97,465	(162,417)	109,204
Effective IRPJ and CSLL rates - %	47.7	35.8	35.1

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

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

(iv)

Interest on equity is an option foreseen in Brazilian corporate law to distribute profits to shareholders, calculated based on the long-term interest rate (“TJLP”), which does not affect the income statement, but is deductible for purposes of IRPJ and CSLL, being taxable to the beneficiary and deductible to the entity that pays;

(v)	See Note 9.d.

c. Tax Incentives—SUDENE

The following subsidiaries are entitled to federal tax benefits providing for IRPJ reduction under the program for development of northeastern Brazil operated by the Superintendence for the Development of the Northeast (“SUDENE”), as shown below:

Subsidiary	Units	Incentive - %	Expiration
Bahiana Distribuidora de Gás Ltda.	Mataripe base	75	2024
	Caucaia base	75	2025
	Juazeiro base	75	2026
	Aracaju base (1)	75	2027
	Suape base (2)	75	2027
Terminal Químico de Aratu S.A. – Tequimar	Suape terminal	75	2020
	Aratu terminal	75	2022
	Itaqui terminal	75	2025
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Camaçari plant	75	2021
Oxiteno S.A. Indústria e Comércio (3)	Camaçari plant	75	2026
Empresa Carioca de Produtos Químicos S.A.	Camaçari plant	75	2026

(1)

The subsidiary Bahiana Distribuidora de Gás Ltda. (“Bahiana”), obtained 75% income tax reduction incentive recognized by SUDENE, through an appraisal report on October 22, 2018, until 2027, due to the modernization for its Aracaju plant – Sergipe. Due to the tacit approval by the RFB the constitutive benefit appraisal report the subsidiary recognized income tax reduction retroactive effect in January 2018 in the amount of R$ 1,067.

(2)

The subsidiary Bahiana had the 75% income tax reduction incentive recognized by SUDENE, through an appraisal report on January 14, 2019, until 2027, due to the modernization for its Suape plant – Pernambuco. The constitutive benefit appraisal report was approved in May 2019 by the RFB.

(3)	The request to transfer the right to reduce the IRPJ to Oxiteno S.A. will be submitted to SUDENE due to the incorporation of the subsidiary Oxiteno Nordeste.

d. Income and Social Contribution Taxes Carryforwards

In December 31, 2019, the Company and certain subsidiaries had tax loss carryforwards related to income tax (IRPJ) of R$ 1,268,964 (R$ 873,718 as of December 31, 2018) and negative basis of CSLL of R$ 1,270,714 (R$ 876,315 as of December 31, 2018), whose compensations are limited to 30% of taxable income in a given tax year, which do not expire.

In addition, certain offshore subsidiaries had tax loss carryforwards of R$ 878,470 (R$ 620,906 as of December 31, 2018).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The balances which are constituted of deferred taxes related to income tax loss carryforwards and negative basis of social contribution base are as follows:

	12/31/2019	12/31/2018
Cia. Ultragaz	12,808	37,332
Oxiteno S.A.	148,306	43,645
Iconic	17,657	28,256
Extrafarma	72,318	98,803
Ultrapar	24,632	—
Ultrapar International	2,419	—

	278,140	208,036

The technical study of the realization of deferred tax assets was approved by the Company’s CA, according Note 9.a.

The balances which are not constituted of deferred taxes related to income tax loss carryforwards and negative basis of social contribution base are as follows:

	12/31/2019	12/31/2018
Extrafarma	237,664	94,115
Integra Frotas	4,636	1,365
Oxiteno Argentina	0	22
Oxiteno USA	127,992	124,864
Oxiteno Andina	0	466

	370,292	220,832

10. Prepaid Expenses

	12/31/2019	12/31/2018
Rents(1)	37,106	413,799
Advertising and publicity	24,857	54,011
Deferred Stock Plan, net (see Note 8.c)	15,965	22,737
Insurance premiums	61,884	52,607
Software maintenance	21,759	21,667
Other prepaid expenses	19,000	21,844

	180,571	586,665

Current	111,355	187,570
Non-current	69,216	399,095

(1)	After the adoption of IFRS16, some agreements were transferred to right to use assets (see Note 2.y).

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

Balance and changes are shown below:

Balance as of December 31, 2016	1,438,084
Additions	529,732
Amortization	(463,049)
Transfer	(2,407)
Balance as of December 31, 2017	1,502,360
Additions	390,177
Amortization	(371,825)
Transfer	(2,235)

Balance as of December 31, 2018	1,518,477
Additions	330,068
Amortization	(355,250)
Transfer	(27,306)

Balance as of December 31, 2019	1,465,989
Current	465,454
Non-current	1,000,535

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

The subsidiary IPP holds an interest in ConectCar, which is primarily engaged in automatic payment of tolls and parking in the States of Bahia, Ceará, Espírito Santo, Goiás, Mato Grosso, Mato Grosso do Sul, Minas Gerais, Paraná, Pernambuco, Rio de Janeiro, Rio Grande do Sul, Santa Catarina, São Paulo and Distrito Federal.

On September 23, 2019, for the port concession BEL02A at the port of Miramar, Latitude Logística Portuária S.A. (“Latitude”) was incorporated. On August 5, 2019, Navegantes Logística Portuária S.A. (“Navegantes”) was incorporated for the port of Vitória. On August 19, 2019, in the city of Cabedelo, Nordeste Logística I S.A. (“Nordeste Logística I”), Nordeste Logística II S.A. (“Nordeste Logística II”) and Nordeste Logística III S.A. (“Nordeste Logística III”) were incorporated (see Note 35.c).

These investments are accounted for under the equity method of accounting based on their financial statements as of December 31, 2019.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Balances and changes in joint ventures are as follows:

	União Vopak	RPR	ConectCar	Latitude Logística	Navegantes Logística	Nordeste Logística I	Nordeste Logística II	Nordeste Logística III	Total
Balance as of December 31, 2016	4,518	45,409	66,215	—	—	—	—	—	116,142
Capital increase	—	—	16,000	—	—	—	—	—	16,000
Valuation adjustments	—	4,079	—	—	—	—	—	—	4,079
Dividends and interest on equity (gross)	—	(30,959)	—	—	—	—	—	—	(30,959)
Share of profit (loss) of joint ventures	1,578	36,210	(20,989)	—	—	—	—	—	16,799

Balance as of December 31, 2017	6,096	54,739	61,226	—	—	—	—	—	122,061
Capital increase	—	—	31,908	—	—	—	—	—	31,908
Valuation adjustments	—	(3,704)	—	—	—	—	—	—	(3,704)
Dividends and interest on equity (gross)	—	(32,065)	—	—	—	—	—	—	(32,065)
Share of profit (loss) of joint ventures	1,350	1,148	(18,744)	—	—	—	—	—	(16,246)

Balance as of December 31, 2018	7,446	20,118	74,390	—	—	—	—	—	101,954
Capital increase	0	0	35,000	10,351	23,581	1,930	4,183	4,079	79,124
Valuation adjustments	0	(7,771)	0	0	0	0	0	0	(7,771)
Dividends and interest on equity (gross)	(1,474)	(4,295)	0	0	0	0	0	0	(5,769)
Share of profit (loss) of joint ventures	1,370	10,740	(26,572)	0	0	0	0	0	(14,462)

Balance as of December 31, 2019	7,342	18,792	82,818	10,351	23,581	1,930	4,183	4,079	153,076

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The table below presents the statements of financial position and statements of profit or loss of joint ventures:

	12/31/2019
	União Vopak	RPR	ConectCar
Current assets	6,818	428,880	159,972
Non-current assets	9,182	133,565	161,817
Current liabilities	1,116	418,289	155,542
Non-current liabilities	200	87,562	612
Equity	14,684	56,594	165,635
Net revenue from sales and services	15,400	2,156,432	80,387
Costs, operating expenses and income	(12,083)	(2,130,323)	(136,764)
Net financial income and income and social contribution taxes	(577)	6,237	3,234
Net income (loss)	2,740	32,346	(53,143)
Number of shares or units held	29,995	5,078,888	228,768,000
% of capital held	50	33	50

	12/31/2018
	União Vopak	RPR	ConectCar
Current assets	8,432	370,250	129,152
Non-current assets	8,552	147,054	150,054
Current liabilities	1,814	385,079	130,414
Non-current liabilities	280	71,635	14
Equity	14,890	60,590	148,778
Net revenue from sales and services	16,938	2,092,548	57,506
Costs, operating expenses and income	(13,154)	(2,083,592)	(114,336)
Net financial income and income and social contribution taxes	(1,084)	(261)	19,343
Net income (loss)	2,700	8,695	(37,487)
Number of shares or units held	29,995	5,078,888	193,768,000
% of capital held	50	33	50

	12/31/2017
	União Vopak	RPR	ConectCar
Net revenue from sales and services	15,260	1,579,286	33,935
Costs, operating expenses and income	(10,852)	(1,433,030)	(100,444)
Net financial income and income and social contribution taxes	(1,252)	(37,193)	24,530
Net income (loss)	3,156	109,063	(41,979)
Number of shares or units held	29,995	5,078,888	169,860,500
% of capital held	50	33	50

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

Due to incorporation of the subsidiary Oxiteno Nordeste, the subsidiary Oxiteno S.A. holds an interest in Química da Bahia Indústria e Comércio S.A., which is primarily engaged in manufacturing, marketing, and processing of chemicals. The operations of this associate are currently suspended.

Subsidiary Companhia Ultragaz S.A. (“Cia. Ultragaz”) holds an interest in Metalúrgica Plus S.A., which is primarily engaged in the manufacture and trading of LPG containers. The operations of this associate are currently suspended.

Subsidiary Cia. Ultragaz holds an interest in Plenogás Distribuidora de Gás S.A., which is primarily engaged in the marketing of LPG. The operations of this associate are currently suspended.

The investment of subsidiary Oxiteno S.A. in the associate Oxicap is accounted for under the equity method of accounting based on its financial information as of November 30, 2019, while the other associates are valued based on the financial statements as of December 31, 2019.

Balances and changes in associates are as follows:

	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.	Total
Balance as of December 31, 2016	6,001	12,981	3,678	71	—	22,731
Dividends	(865)	—	—	—	(399)	(1,264)
Share of profit (loss) of associates	1,212	1,477	(60)	269	976	3,874

Balance as of December 31, 2017	6,348	14,458	3,618	340	577	25,341
Capital reduction	(1,250)	—	—	—	—	(1,250)
Dividends	(984)	—	—	—	(236)	(1,220)
Share of profit (loss) of associates	575	908	(28)	(112)	124	1,467

Balance as of December 31, 2018	4,689	15,366	3,590	228	465	24,338
Dividends	(818)	0	0	0	(87)	(905)
Share of profit (loss) of associates	1,790	568	(36)	(90)	85	2,317

Balance as of December 31, 2019	5,661	15,934	3,554	138	463	25,750

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The table below presents the statements of financial position and statements of profit or loss of associates:

	12/31/2019
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Current assets	12,172	45,178	71	40	151
Non-current assets	14,041	84,705	10,147	703	2,440
Current liabilities	2,944	11,041	0	25	34
Non-current liabilities	626	9,634	3,110	302	1,167
Equity	22,643	109,208	7,108	416	1,390
Net revenue from sales and services	12,348	43,463	0	0	0
Costs, operating expenses and income	(4,815)	(36,791)	(84)	(213)	285
Net financial income and income and social contribution taxes	(157)	(2,483)	12	(57)	(29)
Net income (loss)	7,376	4,189	(72)	(270)	256
Number of shares or units held	20,124,996	1,987	1,493,120	3,000	1,384,308
% of capital held	25	15	50	33	33

	12/31/2018
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Current assets	7,803	38,714	51	19	64
Non-current assets	15,254	85,395	10,238	990	2,791
Current liabilities	3,963	9,777	—	21	123
Non-current liabilities	332	8,888	3,109	302	1,334
Equity	18,762	105,444	7,180	686	1,398
Net revenue from sales and services	10,595	53,288	—	—	—
Costs, operating expenses and income	(7,957)	(43,814)	(78)	(266)	399
Net financial income and income and social contribution taxes	(211)	(3,453)	22	(69)	(27)
Net income (loss)	2,427	6,021	(56)	(335)	372
Number of shares or units held	20,124,996	1,987	1,493,120	3,000	1,384,308
% of capital held	25	15	50	33	33

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

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

13. Right to Use Assets and Leases payable

Some of the subsidiaries of the Company have real estate leases, substantially related to: (i) Ipiranga: fuel stations and distribution center; (ii) Extrafarma: pharmacies and distribution center; (iii) Ultragaz: points of sale and bottling base; (iv) Ultracargo: port areas; and (v) Oxiteno: industrial plant. Some subsidiaries also have lease agreements relating to vehicles.

a. Right to Use Assets

	Weighted average useful life (years)	Adoption IFRS 16	Additions and remeasurement	Write-offs	Transfer	Effect of foreign currency exchange rate variation	Amortization	Balance on 12/31/2019
Cost:
Real estate	7	1,636,330	308,622	(55,605)	98,043	80,930	—	2,068,320
Port area (*)	—	—	68,007	—	—	—	—	68,007
Other	4	95,097	26,235	(1,981)	27,847	4,272	—	151,470

		1,731,427	402,864	(57,586)	125,890	85,202	—	2,287,797

Accumulated amortization:
Real estate		—	—	6,682	—	36	(262,750)	(256,032)
Port area		—	—	—	—	—	—	0
Other		—	—	442	(14,068)	81	(37,308)	(50,853)

		—	—	7,124	(14,068)	117	(300,058)	(306,885)

Net amount		1,731,427	402,864	(50,462)	111,822	85,319	(300,058)	1,980,912

(*)	Refers to the port concession grants (area port lease), of which R$ 68,007 was paid by subsidiaries of the Company until the 4th quarter of 2019 (see Note 35.c).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The amortization expenses were recognized in the financial statements as shown below:

	2019	2018	2017
Inventories and cost of products and services sold	48,134	15,044	2,165
Selling and marketing	244,974	8,920	11,689
General and administrative	6,950	75,370	57,369

	300,058	99,334	71,223

b. Leases Payable

The changes in leases payable are shown below:

Balance as of December 31, 2018	46,066
Adoption IFRS 16	1,363,803
Interest accrued	128,996
Payments	(321,716)
Additions and remeasurement	334,857
Write-offs	(52,129)
Effect of foreign currency exchange rate variation	88,796

Balance as of December 31, 2019	1,588,673

Current	206,396
Non-current	1,382,277

The future disbursements (installments) assumed under leases contracts are presented below:

12/31/2019
Up to 1 year	309,977
From 1 to 2 years	508,976
From 2 to 3 years	395,743
From 3 to 4 years	316,682
From 4 to 5 years	192,017
More than 5 years	320,357

Total	2,043,752

The contracts related to the leases payable are substantially indexed by the IGP-M (General Market Price Index is a measure of Brazilian inflation, calculated by the Getúlio Vargas Foundation).

c. Lease Contracts of Low Amount Assets

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

	Up to 1 year	Between 1 and 5 years	More than 5 years	Total
12/31/2019	3,474	6,028	0	9,502

The expense recognized in 2019 was R$ 11,400 (R$ 11,386 in 2018).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

14. Property, Plant, and Equipment

Balances and changes in PP&E are as follows:

	Weighted average useful life (years)	Balance on 12/31/2018	Additions	Depreciation	Transfer (i)	Write- offs and disposals	Effect of foreign currency exchange rate variation	Oxiteno Andina (*)	Balance on 12/31/2019

Cost:
Land	—	620,879	43,420	—	4,785	(2,017)	1,059	(261)	667,865
Buildings	32	1,801,073	18,117	—	105,861	(4,339)	7,023	(1,789)	1,925,946
Leasehold improvements	10	1,015,640	19,191	—	129,234	(42,552)	15	—	1,121,528
Machinery and equipment	13	5,219,256	131,831	—	365,953	(4,967)	9,596	(13,948)	5,707,721
Automotive fuel/lubricant distribution equipment and facilities	14	2,864,333	103,288	—	81,038	(57,187)	—	—	2,991,472
LPG tanks and bottles	10	743,016	65,351	—	(6,993)	(45,914)	—	—	755,460
Vehicles	7	308,756	24,686	—	7,564	(20,353)	(394)	(98)	320,161
Furniture and utensils	9	279,016	15,009	—	4,399	(2,665)	198	(353)	295,604
Construction in progress	—	922,799	591,525	—	(695,301)	(108)	8,344	(173)	827,086
Advances to suppliers	—	14,088	7,378	—	(8,921)	—	(1)	—	12,544
Imports in progress	—	41	9,513	—	(9,304)	—	—	—	250
IT equipment	5	395,063	21,771	—	872	(5,249)	352	—	412,809

		14,183,960	1,051,080	—	(20,813)	(185,351)	26,192	(16,622)	15,038,446

Accumulated depreciation:
Buildings		(743,117)	—	(58,158)	187	4,681	893	1,679	(793,835)
Leasehold improvements		(558,042)	—	(84,664)	2,040	26,291	(4)	—	(614,379)
Machinery and equipment		(2,969,209)	—	(298,767)	2,983	3,510	16,340	13,516	(3,231,627)
Automotive fuel/lubricant distribution equipment and facilities		(1,657,608)	—	(159,961)	—	50,691	—	—	(1,766,878)
LPG tanks and bottles		(401,056)	—	(57,890)	4,467	28,925	—	—	(425,554)
Vehicles		(123,650)	—	(27,106)	28	11,274	311	98	(139,045)
Furniture and utensils		(155,339)	—	(18,944)	(12)	2,280	204	336	(171,475)
IT equipment		(288,083)	—	(34,782)	50	5,061	(309)	—	(318,063)

		(6,896,104)	—	(740,272)	9,743	132,713	17,435	15,629	(7,460,856)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Balance on 12/31/2018	Additions	Depreciation	Transfer (i)	Write- offs and disposals	Effect of foreign currency exchange rate variation	Oxiteno Andina (*)	Balance on 12/31/2019
Provision for losses:
Advances to suppliers	(83)	(27)	—	—	—	—	—	(110)
Buildings	(306)		—	—	—	—	306	0
Land	(827)	—	—	—	—	—	681	(146)
Leasehold improvements	(1,385)	(1,528)	—	—	111	1,203	—	(1,599)
Machinery and equipment	(6,117)	—	—	—	769	1,138	1,335	(2,875)
Automotive fuel/lubricant distribution equipment and facilities	(165)	—	—	—	67	—	—	(98)
Construction in progress	(38)	—	—	—	—	—	38	0
Furniture and utensils	(70)	—	—	—	1	—	69	0

	(8,991)	(1,555)	—	—	948	2,341	2,429	(4,828)

Net amount	7,278,865	1,049,525	(740,272)	(11,070)	(51,690)	45,968	1,436	7,572,762

(*) Refers to the asset write-offs of Oxiteno Andina (see Note 3.b.3).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Weighted average useful life (years)	Balance on 12/31/2017	Additions	Depreciation	Transfer (i)	Write-offs and disposals	Effect of foreign currency exchange rate	Balance acquisition TEAS (ii)	Balance on 12/31/2018
Cost:
Land	—	576,642	3,994	—	9,261	(895)	(1,238)	33,115	620,879
Buildings	32	1,637,871	7,041	—	151,937	(2,929)	(10,914)	18,067	1,801,073
Leasehold improvements	8	912,555	11,931	—	103,371	(12,273)	56	—	1,015,640
Machinery and equipment	13	4,721,931	115,171	—	588,696	(4,895)	(261,955)	60,308	5,219,256
Automotive fuel/lubricant distribution equipment and facilities	13	2,729,522	98,478	—	98,573	(62,240)	—	—	2,864,333
LPG tanks and bottles	8	692,856	78,995	—	2,552	(31,387)	—	—	743,016
Vehicles	6	287,295	29,141	—	18,061	(23,996)	(1,745)	—	308,756
Furniture and utensils	8	265,909	18,417	—	6,078	(863)	(10,570)	45	279,016
Construction in progress	—	929,000	796,909	—	(883,994)	(578)	81,462	—	922,799
Advances to suppliers	—	112,167	6,317	—	(100,233)	—	(4,163)	—	14,088
Imports in progress	—	786	699	—	(1,446)	—	2	—	41
IT equipment	5	352,986	34,921	—	7,942	(1,953)	1,161	6	395,063

		13,219,520	1,202,014	—	798	(142,009)	(207,904)	111,541	14,183,960

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Weighted average useful life (years)	Balance on 12/31/2017	Additions		Depreciation	Transfer (i)	Write- offs and disposals	Effect of foreign currency exchange rate variation	Balance acquisition TEAS (ii)	Balance on 12/31/2018
Accumulated depreciation:
Buildings		(724,408)	—		(53,462)	10,046	2,608	26,533	(4,434)	(743,117)
Leasehold improvements		(475,651)	—		(83,208)	(4,574)	5,398	(7)	—	(558,042)
Machinery and equipment		(2,980,166)	—		(271,867)	1,143	3,449	288,461	(10,229)	(2,969,209)
Automotive fuel/lubricant distribution equipment and facilities		(1,545,806)	—		(162,815)	(7,232)	58,245	—	—	(1,657,608)
LPG tanks and bottles		(328,384)	—		(88,308)	(2,347)	17,983	—	—	(401,056)
Vehicles		(112,200)	—		(28,792)	498	15,002	1,842	—	(123,650)
Furniture and utensils		(148,575)	—		(18,482)	(292)	513	11,517	(20)	(155,339)
IT equipment		(260,859)	—		(30,659)	2,702	1,819	(1,080)	(6)	(288,083)

		(6,576,049)	—		(737,593)	(56)	105,017	327,266	(14,689)	(6,896,104)

Provision for losses:
Advances to suppliers		(83)	—		—	—	—	—	—	(83)
Buildings		—	(306	) (*)	—	—	—	—	—	(306)
Land		(104)	(723	) (*)	—	—	—	—	—	(827)
Leasehold improvements		(564)	(733)		—	—	2	(90)	—	(1,385)
Machinery and equipment		(4,724)	(1,532	) (*)	—	—	444	(305)	—	(6,117)
Automotive fuel/lubricant distribution equipment and facilities		(169)	—		—	—	4	—	—	(165)
Construction in progress		—	(38	) (*)	—	—	—	—	—	(38)
Furniture and utensils		(1)	(69	) (*)	—	—	—	—	—	(70)

		(5,645)	(3,401)		—	—	450	(395)	—	(8,991)

Net amount		6,637,826	1,198,613		(737,593)	742	(36,542)	118,967	96,852	7,278,865

(i) Refers to amounts transferred to intangible assets, inventories and right to use assets as from 2019.

(ii) See Note 3.c.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Weighted average useful life (years)	Balance on 1/1/2017	Additions	Depreciation	Transfer (i)	Write-offs and disposals	Effect of foreign currency exchange rate variation	Opening balance CBLSA	Balance on 12/31/2017
Cost:
Land	—	520,575	4,319	—	16,039	(969)	4,574	32,104	576,642
Buildings	30	1,440,204	10,677	—	95,630	(12,409)	32,998	70,771	1,637,871
Leasehold improvements	9	796,521	13,819	—	116,698	(14,494)	11	—	912,555
Machinery and equipment	12	4,225,056	130,154	—	105,060	(16,069)	277,730	—	4,721,931
Automotive fuel/lubricant distribution equipment and facilities	13	2,429,079	131,134	—	78,568	(29,935)	—	120,676	2,729,522
LPG tanks and bottles	11	631,978	96,290	—	(1,149)	(34,263)	—	—	692,856
Vehicles	7	271,133	28,428	—	6,948	(21,055)	1,841	—	287,295
Furniture and utensils	9	204,550	35,078	—	10,775	(834)	10,756	5,584	265,909
Construction in progress	—	523,285	766,775	—	(386,198)	(4)	10,192	14,950	929,000
Advances to suppliers	—	96,423	61,536	—	(48,722)	—	2,930	—	112,167
Imports in progress	—	58	1,182	—	(450)	—	(4)	—	786
IT equipment	5	288,705	42,638	—	3,095	(1,081)	170	19,495	352,986

		11,427,567	1,322,030	—	(3,706)	(131,113)	341,198	263,544	13,219,520

Accumulated depreciation:
Buildings		(632,908)	—	(46,795)	130	5,535	(28,365)	(22,005)	(724,408)
Leasehold improvements		(412,449)	—	(71,660)	(166)	8,624	—	—	(475,651)
Machinery and equipment		(2,474,504)	—	(258,068)	(139)	10,174	(257,629)	—	(2,980,166)
Automotive fuel/lubricant distribution equipment and facilities		(1,383,069)	—	(144,884)	(29)	26,907	—	(44,731)	(1,545,806)
LPG tanks and bottles		(280,445)	—	(64,226)	130	16,157	—	—	(328,384)
Vehicles		(101,082)	—	(21,740)	80	12,365	(1,823)	—	(112,200)
Furniture and utensils		(120,747)	—	(15,128)	(9)	594	(9,275)	(4,010)	(148,575)
IT equipment		(220,421)	—	(24,481)	148	991	(121)	(16,975)	(260,859)

		(5,625,625)	—	(646,982)	145	81,347	(297,213)	(87,721)	(6,576,049)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Balance on 1/1/2017	Additions	Depreciation	Transfer (i)	Write-offs and disposals	Effect of foreign currency exchange rate variation	Opening balance CBLSA	Balance on 12/31/2017
Provision for losses:
Advances to suppliers	(83)	—	—	—	—	—	—	(83)
Land	(197)	(104)	—	—	197	—	—	(104)
Leasehold improvements	(560)	(10)	—	—	14	(8)	—	(564)
Machinery and equipment	(4,347)	(397)	—	—	45	(25)	—	(4,724)
Automotive fuel/lubricant distribution equipment and facilities	(336)	—	—	—	167	—	—	(169)
Furniture and utensils	(1)	—	—	—	—	—	—	(1)

	(5,524)	(511)	—	—	423	(33)	—	(5,645)

Net amount	5,796,418	1,321,519	(646,982)	(3,561)	(49,343)	43,952	175,823	6,637,826

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Construction in progress relates substantially to expansions, renovations, constructions and upgrade of industrial facilities, terminals, stores, service stations and distribution bases.

Advances to suppliers is related, basically, to manufacturing of assets for expansion of plants, terminals, stores, service stations and bases and acquisition of real estate.

The depreciation expenses were recognized in the financial statements as shown below:

	2019	2018	2017
Inventories and cost of products and services sold	405,966	406,002	364,826
Selling and marketing	285,671	279,023	248,112
General and administrative	48,635	52,568	34,044

	740,272	737,593	646,982

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

15. Intangible Assets

Balances and changes in intangible assets are as follows:

	Weighted average useful life (years)	Balance on 12/31/2018	Adoption IFRS 16	Additions	Amortization	Transfer (i)	Write-offs and disposals	Effect of foreign currency exchange rate variation	Oxiteno Andina (*)	Balance on 12/31/2019

Cost:
Goodwill (a)	—	1,525,088	—	—	—	—	—	—	—	1,525,088
Software (b)	3	1,062,486	—	145,004	—	2,553	(784)	1,551	(281)	1,210,529
Technology (c)	5	32,617	—	—	—	—	—	—	—	32,617
Commercial property rights	10	64,032	(56,114)	3,820	—	(1,401)	(2,403)	—	—	7,934
Distribution rights	6	142,989	—	1,505	—	(10,895)	—	—	—	133,599
Brands (d)	—	120,571	—	—	—	—	—	1,933	—	122,504
Trademark rights (d)	35	114,792	—	—	—	—	—	—	—	114,792
Others (e)	10	43,281	—	1,668	—	(355)	—	306	—	44,900

		3,105,856	(56,114)	151,997	—	(10,098)	(3,187)	3,790	(281)	3,191,963

Accumulated amortization:
Software		(537,438)	—	—	(110,088)	13	(611)	(998)	261	(648,861)
Technology		(32,613)	—	—	(3)	—	—	—	—	(32,616)
Commercial property rights		(23,931)	16,186	—	(848)	(669)	2,878	—	—	(6,384)
Distribution rights		(106,597)	—	—	(6,511)	4,176	—	—	—	(108,932)
Trademark rights		(3,182)	—	—	(2,937)	—	—	—	—	(6,119)
Others		(32,740)	—	—	(105)	136	—	(4)	—	(32,713)

		(736,501)	16,186	—	(120,492)	3,656	2,267	(1,002)	261	(835,625)

Provision for losses and impairment:
Goodwill (a)		—	—	(593,280)	—	—	—	—	—	(593,280)
Commercial property rights		—	—	(465)	—	—	—	—	—	(465)

		—	—	(593,745)	—	—	—	—	—	(593,745)

Net amount		2,369,355	(39,928)	(441,748)	(120,492)	(6,442)	(920)	2,788	(20)	1,762,593

(*) Refers to the asset write-offs of Oxiteno Andina (see Note 3.b.3).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Weighted average useful life (years)	Balance on 12/31/2017	Additions	Amortization	Transfer (i)	Write-offs and disposals	Effect of foreign currency exchange rate variation	Balance acquisition TEAS (ii)	Balance on 12/31/2018
Cost:
Goodwill (a)	—	1,524,291	—	—	—	—	—	797	1,525,088
Software (b)	5	853,079	223,964	—	(1,258)	(15,401)	2,053	49	1,062,486
Technology (c)	5	32,617	—	—	—	—	—	—	32,617
Commercial property rights (d)	10	55,069	11,117	—	—	(2,154)	—	—	64,032
Distribution rights	8	142,669	690	—	(350)	—	(20)	—	142,989
Brands (e)	—	113,543	—	—	—	—	7,028	—	120,571
Trademark rights (e)	39	114,792	—	—	—	—	—	—	114,792
Others (f)	10	40,514	1,822	—	—	—	945	—	43,281

		2,876,574	237,593	—	(1,608)	(17,555)	10,006	846	3,105,856

Accumulated amortization:
Software		(456,799)	—	(79,845)	59	28	(832)	(49)	(537,438)
Technology		(32,541)	—	(72)	—	—	—	—	(32,613)
Commercial property rights		(21,292)	—	(4,679)	—	2,040	—	—	(23,931)
Distribution rights		(96,704)	—	(10,018)	125	—	—	—	(106,597)
Trademark rights		—	—	(3,182)	—	—	—	—	(3,182)
Others		(31,196)	—	(1,538)	—	—	(6)	—	(32,740)

		(638,532)	—	(99,334)	184	2,068	(838)	(49)	(736,501)

Net amount		2,238,042	237,593	(99,334)	(1,424)	(15,487)	9,168	797	2,369,355

(i) Refers to amounts transferred to PP&E and right to use assets as from 2019.

(ii) See Note 3.c.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Weighted average useful life (years)	Balance on 1/1/2017	Additions	Amortization	Transfer	Write- offs and disposals	Effect of foreign currency exchange rate variation	Fair value CBLSA	Balance on 12/31/2017
Cost:
Goodwill (a)	—	1,454,484	—	—	—	—	—	69,807	1,524,291
Software (b)	5	641,691	207,703	—	2,447	(1,193)	2,431	—	853,079
Technology (c)	5	32,617	—	—	—	—	—	—	32,617
Commercial property rights (d)	10	43,258	13,837	—	(68)	(1,958)	—	—	55,069
Distribution rights	6	125,539	—	—	—	—	—	17,130	142,669
Brands (e)	—	112,936	—	—	—	—	607	—	113,543
Trademark rights (e)	39	—	—	—	—	—	—	114,792	114,792
Others (f)	10	39,172	420	—	—	—	922	—	40,514

		2,449,697	221,960	—	2,379	(3,151)	3,960	201,729	2,876,574

Accumulated amortization:
Software		(396,702)	—	(59,579)	(5)	1,191	(1,704)	—	(456,799)
Technology		(32,469)	—	(72)	—	—	—	—	(32,541)
Commercial property rights		(19,568)	—	(3,689)	8	1,957	—	—	(21,292)
Distribution rights		(86,012)	—	—	—	—	—	(10,692)	(96,704)
Others		(23,310)	—	(7,883)	—	—	(3)	—	(31,196)

		(558,061)	—	(71,223)	3	3,148	(1,707)	(10,692)	(638,532)

Net amount		1,891,636	221,960	(71,223)	2,382	(3)	2,253	191,037	2,238,042

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The amortization expenses were recognized in the financial statements as shown below:

	2019	2018	2017
Inventories and cost of products and services sold	11,183	15,044	2,165
Selling and marketing	3,872	8,920	11,689
General and administrative	105,437	75,370	57,369

	120,492	99,334	71,223

a. Goodwill

The balance of the goodwill is tested annually for impairment and is represented by the following acquisitions:

	Segment	12/31/2019	12/31/2018
Goodwill on the acquisition of:
Extrafarma	Extrafarma	661,553	661,553
Extrafarma – impairment	Extrafarma	(593,280)	—

Extrafarma – net	Extrafarma	68,273	661,553
Ipiranga (1)	Ipiranga	276,724	276,724
União Terminais	Ultracargo	211,089	211,089
Texaco	Ipiranga	177,759	177,759
Iconic (CBLSA)	Ipiranga	69,807	69,807
Oxiteno Uruguay	Oxiteno	44,856	44,856
Temmar	Ultracargo	43,781	43,781
DNP	Ipiranga	24,736	24,736
Repsol	Ultragaz	13,403	13,403
TEAS	Ultracargo	797	797
Others	Oxiteno	583	583

		931,808	1,525,088

(1)	Including R$ 246,163 at Ultrapar.

On December 31, 2019, the Company tested the balances of goodwill shown in the table above for impairment. The determination of value in use involves assumptions, judgments, and estimates of cash flows, such as growth rates of revenues, costs and expenses, estimates of investments and working capital, and discount rates. The assumptions about growth projections and future cash flows are based on the Company’s business plan of its operating segments, as well as comparable market data, and represent management’s best estimate of the economic conditions that will exist over the economic life of the various CGUs, to which goodwill is related.

The main key-assumptions used by the Company to calculate the value in use are described below:

Period of evaluation: the evaluation of the value in use is calculated for a period of five years (except the Extrafarma segment), after which the Company calculated the perpetuity, considering the possibility of carrying the business on indefinitely. For the Extrafarma segment, a period of ten years was used due to a four-year period of maturity of new stores.

Discount and real growth rates: on December 31, 2019, the discount and real growth rates used to extrapolate the projections ranged from 8.9% to 12.1% and from 0% to 1% p.a., respectively, depending on the CGU analyzed.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Revenue from sales and services, costs and expenses, and gross margin: considers the budget prepared for 2020 and the long-term strategic plan prepared by management and approved by the Board of Directors.

The goodwill impairment tests and net assets of the Company and its subsidiaries result in the recognition of impairment in the amount of R$ 593,280 for subsidiary Extrafarma for the year ended December 31, 2019 (see Note 2.u).

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

c. Technology

The subsidiaries Oxiteno S.A. and Oleoquímica recognize as technology certain rights of use held by them. Such licenses include the production of ethylene oxide, ethylene glycols, ethanolamines, glycol ethers, ethoxylates, solvents, fatty acids from vegetable oils, fatty alcohols, and specialty chemicals, which are products that are supplied to various industries.

d. Brands and Trademark rights

Brands are represented by the acquisition cost of the ‘am/pm’ brand in Brazil and of the Extrafarma brand, acquired in the business combination, and Chevron and Texaco trademark rights.

e. Other intangibles

Refers mainly to the loyalty program “Clube Extrafarma”.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

16. Loans and Debentures

a. Composition

Description	12/31/2019	12/31/2018	Index/ Currency	Weighted average financial charges 12/31/2019 – % p.a.	Maturity
Foreign currency – denominated loans:
Notes in the foreign market (b) (*)	4,213,662	2,889,631	US$	5.3	2026 to 2029
Foreign loan (c.1) (*)	1,057,407	985,268	US$	3.9	2021 to 2023
Foreign loan (c.1) (*)	608,685	582,106	US$ + LIBOR	0.9	2022 to 2023
Financial institutions (e)	604,741	620,605	US$ + LIBOR	2.0	2020 to 2023
Foreign loan (c.2)	243,837	234,363	US$ + LIBOR	2.0	2020
Financial institutions (e)	132,417	127,288	US$	2.8	2020 to 2022
Financial institutions (e)	41,164	27,845	MX$ (2)	8.9	2020
BNDES (d)	208	2,596	US$	7.0	2020
Financial institutions (e)	0	3,950	MX$ + TIIE (2)	0	—
Foreign currency advances delivered	0	1,485	US$	0	—
Advances on foreign exchange contracts	0	11,702	US$	0	—

Total foreign currency	6,902,121	5,486,839		0

Brazilian Reais – denominated loans:
Debentures – CRA (g.2, g.4 and g.6)	2,036,647	2,029,545	DI	95.8	2022 to 2023
Debentures – Ipiranga (g.1 and g.3)	1,868,612	2,039,743	DI	105.0	2020 to 2022
Debentures – 6th issuance (g.5)	1,752,080	1,756,954	DI	105.3	2023
Banco do Brasil floating rate (f)	611,276	2,614,704	DI	110.9	2020 to 2022
Debentures – CRA (g.2, g.4 and g.6) (*)	941,614	833,213	IPCA	4.6	2024 to 2025
Debentures – Tequimar (g.7)	89,278	—	R$	6.5	2024
BNDES (d)	62,578	147,922	TJLP (3)	2.3	2020 to 2023
FINEP	41,345	53,245	TJLP (3)	1.6	2020 to 2023
BNDES (d)	30,392	51,467	SELIC (5)	2.3	2020 to 2023
FINEP	12,820	22,553	R$	4.0	2020 to 2021
Banco do Nordeste do Brasil	10,039	15,776	R$ (4)	8.5	2020 to 2021
BNDES (d)	3,913	14,071	R$	7.6	2020 to 2022
FINAME	22	32	TJLP (3)	5.7	2020 to 2022
Bank Credit Bill	0	50,075	DI	124.0	2019

Total Brazilian Reais	7,460,616	9,629,300		0

Total foreign currency and Brazilian Reais	14,362,737	15,116,139		0

Currency and interest rate hedging instruments (**)	29,985	43,944		0

Total	14,392,722	15,160,083		0

Current	1,117,441	2,271,148		0
Non-current	13,275,281	12,888,935		0

(*)	These transactions were designated for hedge accounting (see Note 34.h).
(**)	Accumulated losses (see Note 34.i).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

(1)	LIBOR = London Interbank Offered Rate.
(2)	MX$ = Mexican Peso; TIIE = the Mexican interbank balance interest rate.
(3)

TJLP (Long-term Interest Rate) = set by the National Monetary Council, TJLP is the basic financing cost of Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”), the Brazilian Development Bank. On December 31, 2019, TJLP was fixed at 5.57% p.a.

(4)

Contract linked to the rate of FNE (Northeast Constitutional Financing Fund) fund whose purpose is to promote the development of the industrial sector, managed by Banco do Nordeste do Brasil. On December 31, 2019, the FNE interest rate was 10% p.a. FNE grants a discount of 15% on the interest rate for timely payments.

(5)	SELIC = basic interest rate set by the Brazilian Central Bank.

The changes in loans and debentures are shown below:

Balance on December 31, 2017	13,426,845
New loans and debentures with cash effect	4,461,112
Interest accrued	873,202
Principal payment/ installments for financial leasing	(3,715,838)
Interest payment	(737,564)
Monetary and exchange rate variation	804,273
Change in fair value	50,175
Adoption IFRS 16 – transfer to Note 13.b	(46,066)

Balance on December 31, 2018	15,116,139
New loans and debentures with cash effect	2,105,737
Interest accrued	845,844
Principal payment	(2,644,704)
Interest payment	(1,469,780)
Monetary and exchange rate variation	296,441
Change in fair value	113,060

Balance on December 31, 2019	14,362,737

The long-term debt had the following principal maturity schedule:

	12/31/2019	12/31/2018
From 1 to 2 years	1,424,775	960,038
From 2 to 3 years	3,115,495	1,548,092
From 3 to 4 years	3,451,988	3,216,293
From 4 to 5 years	765,263	3,428,130
More than 5 years	4,517,760	3,736,382

	13,275,281	12,888,935

The transaction costs and issuance premiums associated with debt issuance were added to their financial liabilities, as shown in Note 16.h.

The Company’s management entered into hedging instruments against foreign exchange and interest rate variations for a portion of its debt obligations (see Note 34.h).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b. Notes in the Foreign Market

On October 6, 2016, the subsidiary Ultrapar International S.A. (“Ultrapar International”) issued US$ 750 million (equivalent to R$ 3,023.0 million as of December 31, 2019) in notes in the foreign market, maturing in October 2026, with interest rate of 5.25% p. a., paid semiannually. The issue price was 98.097% of the face value of the note. The notes were guaranteed by the Company and its subsidiary IPP. The Company has designated hedge relationships for this transaction (see Note 34.h.3).

On June 6, 2019, the subsidiary Ultrapar International issued US$ 500 million (equivalent to R$ 2,015.4 million as of December 31, 2019) in notes in the foreign market, maturing in June 2029, with interest rate of 5.25% p. a., paid semiannually. The issue price was 100% of the face value of the note. The notes were guaranteed by the Company and its subsidiary IPP. The Company has designated hedge relationships for part of this transaction (see Note 34.h.3).

On June 21, 2019, the subsidiary Ultrapar International repurchased US$ 200 million (equivalent to R$ 806.1 million as of December 31, 2019) in notes in the foreign market maturing in October 2026. As a result of the issuance of the notes in the foreign market, the Company and its subsidiaries are required to perform certain obligations, including:

•	Restriction on sale of all or substantially all assets of the Company and subsidiaries Ultrapar International and IPP.

•	Restriction on encumbrance of assets exceeding US$ 150 million (equivalent to R$ 604.6 million as of December 31, 2019) or 15% of the amount of the consolidated tangible assets.

The Company and its subsidiaries are in compliance with the levels of covenants required by this debt. The restrictions imposed on the Company and its subsidiaries are customary in transactions of this nature and have not limited their ability to conduct their business to date.

c. Foreign Loans

c.1 The subsidiary IPP has foreign loans in the amount of US$ 395,000 (equivalent to R$ 1,592,127 as of December 31, 2019). IPP also contracted hedging instruments with floating interest rate in U.S. dollar and exchange rate variation, changing the foreign loans charges, on average, to 104.4% of DI. IPP designated these hedging instruments as a fair value hedge (see Note 34.h.1); therefore, loans and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss. The foreign loans are secured by the Company.

The foreign loans have the maturity distributed as follows:

Maturity	US$ (thousands)	R$ (thousands)	Cost in % of DI
Charges (1)	18,351	73,965	—
Jul/2021	60,000	241,842	101.8
Jun/2022	100,000	403,070	105.0
Jul/2023	50,000	201,535	104.8
Sep/2023	60,000	241,842	105.0
Sep/2023	65,000	261,996	104.7
Nov/2023	60,000	241,842	104.5

Total / average cost	413,351	1,666,092	104.4

(1)	Includes interest, transaction costs, mark to market and hedge initial recognition.

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

c.2 The subsidiary Global Petroleum Products Trading Corporation has a foreign loan in the amount of US$ 60 million (equivalent to R$ 241.8 million as of December 31, 2019) with maturity on June 22, 2020 and interest of LIBOR + 2.0% p.a., paid quarterly. The Company, through the subsidiary Cia. Ultragaz, contracted hedging instruments subject to floating interest rates in dollar and exchange rate variation, changing the foreign loan charge to 105.9% of DI. The foreign loan is guaranteed by the Company and its subsidiary Oxiteno S.A. (by the incorporation of Oxiteno Nordeste).

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

e. Financial Institutions

The subsidiaries Oxiteno Mexico S.A. de C.V., Oxiteno USA LLC (“Oxiteno USA”) and Oxiteno Uruguay have loans for investments and working capital.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The subsidiary Oxiteno USA has loans with bearing interest of LIBOR + 2.0% and maturity as shown below:

Maturity	US$ Thousands	R$ Thousands
Charges (1)	156	627
Feb/2020	10,000	40,274
Aug/2020	10,000	40,274
Sep/2020	20,000	80,549
Feb/2021	10,000	40,274
Mar/2022	30,000	120,823
Oct/2022	40,000	161,097
Mar/2023	30,000	120,823

Total	150,156	604,741

(1)	Includes interest and transaction costs.

The proceeds of this loan were used in the working capital and to fund the construction of a new alkoxylation plant in the state of Texas.

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

f. Banco do Brasil

The subsidiary IPP has floating interest rate loans with Banco do Brasil to marketing, processing, or manufacturing of agricultural goods (ethanol). The subsidiary IPP paid off in advance the amount of R$ 400 million of such loans in December 2019.

These loans mature, as follows (includes accrued interest through December 31, 2019):

Maturity	12/31/2019
May/2020	205,274
May/2021	202,910
May/2022	203,092

Total	611,276

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

In May 2016, the subsidiary IPP made its fourth issuance of public debentures, in one single series of 500 simple, nominative, registered debentures, nonconvertible into shares and unsecured, which main characteristics are as follows:

Face value unit:	R$ 1,000,000.00
Final maturity:	May 25, 2021
Payment of the face value:	Annual as from May 2019
Interest:	105.0% of DI
Payment of interest:	Semiannually
Reprice:	Not applicable

g.2.

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

The debentures were later assigned and transferred to Eco Securitizadora de Direitos Creditórios do Agronegócio S.A. that acquired these agribusiness credit rights with the purpose to bind the issuance of Certificates of Agribusiness Receivables (CRA). The debentures have an additional guarantee from Ultrapar and the main characteristics of the debentures are as follows:

Amount:	660,139
Face value unit:	R$ 1,000.00
Final maturity:	April 18, 2022
Payment of the face value:	Lump sum at final maturity
Interest:	95% of DI
Payment of interest:	Semiannually
Reprice:	Not applicable

Amount:	352,361
Face value unit:	R$ 1,000.00
Final maturity:	April 15, 2024
Payment of the face value:	Lump sum at final maturity
Interest:	IPCA + 4.68%
Payment of interest:	Annually
Reprice:	Not applicable

The subsidiary IPP contracted hedging instruments subjected to IPCA variation, changing the debentures charges linked to IPCA to 93.9% of DI. IPP designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss.

g.3.

In July 2017, the subsidiary IPP made its sixth issuance of public debentures, in one single series of 1,500,000 simple, nonconvertible into shares and unsecured debentures, which main characteristics are as follows:

Face value unit:	R$ 1,000.00
Final maturity:	July 28, 2022
Payment of the face value:	Annual as from July 2021
Interest:	105.0% of DI
Payment of interest:	Annually
Reprice:	Not applicable

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

g.4.

In October 2017, the subsidiary IPP carried out its seventh issuance of debentures in the amount of R$ 944,077, in two series, being on of 730,384 and another of 213,693, simple, nonconvertible into shares, nominative, book-entry and unsecured debentures. The debentures have been subscribed by Vert Companhia Securitizadora. The proceeds from this issuance were used exclusively for the purchase of ethanol by subsidiary IPP.

The debentures were later assigned and transferred to Vert Créditos Ltda., that acquired these agribusiness credit rights with the purpose to bind the issuance of Certificates of Agribusiness Receivables (CRA). The financial settlement occurred on November 1, 2017. The debentures have an additional guarantee from Ultrapar and the main characteristics of the debentures are as follows:

Amount:	730,384
Face value unit:	R$ 1,000.00
Final maturity:	October 24, 2022
Payment of the face value:	Lump sum at final maturity
Interest:	95% of DI
Payment of interest:	Semiannually
Reprice:	Not applicable

Amount:	213,693
Face value unit:	R$ 1,000.00
Final maturity:	October 24, 2024
Payment of the face value:	Lump sum at final maturity
Interest:	IPCA + 4.34%
Payment of interest:	Annually
Reprice:	Not applicable

The subsidiary IPP contracted hedging instruments subjected to IPCA variation, changing the debentures charges linked to IPCA to 97.3% of DI. IPP designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss.

g.5.

In March 2018, the Company made its sixth issuance of public debentures, in a single series of 1,725,000 simple, nonconvertible into shares and unsecured debentures, which main characteristics are as follows:

Face value unit:	R$ 1,000.00
Final maturity:	March 5, 2023
Payment of the face value:	Lump sum at final maturity
Interest:	105.25% of DI
Payment of interest:	Semiannually
Reprice:	Not applicable

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

g.6.

In December 2018, the subsidiary IPP carried out its eighth issuance of debentures in the amount of R$ 900,000, in two series, one of 660,000 and another of 240,000, simple, nonconvertible into shares, nominative, book-entry and unsecured debentures. The debentures have been subscribed by Vert Companhia Securitizadora. The proceeds from this issuance were used exclusively for the purchase of ethanol by subsidiary IPP. The debentures were subscribed with the purpose to bind the issuance of CRA. The financial settlement occurred on December 21, 2018. The debentures have an additional guarantee from Ultrapar and the main characteristics of the debentures are as follows:

Amount:	660,000
Face value unit:	R$ 1,000.00
Final maturity:	December 18, 2023
Payment of the face value:	Lump sum at final maturity
Interest:	97.5% of DI
Payment of interest:	Semiannually
Reprice:	Not applicable

Amount:	240,000
Face value unit:	R$ 1,000.00
Final maturity:	December 15, 2025
Payment of the face value:	Lump sum at final maturity
Interest:	IPCA + 4.61%
Payment of interest:	Annually
Reprice:	Not applicable

The subsidiary IPP contracted hedging instruments subjected to IPCA variation, changing the debentures charges linked to IPCA to 97.1% of DI. IPP designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss.

g.7.

In November 2019, the subsidiary Tequimar made its first issuance of debentures, in a single series of 90,000 simple, nonconvertible into shares and unsecured debentures, which main characteristics are as follows:

Face value unit:	R$ 1,000.00
Final maturity:	November 19, 2024
Payment of the face value:	Lump sum at final maturity
Interest:	6.47%
Payment of interest:	Semiannually
Reprice:	Not applicable

The subsidiary Tequimar contracted hedging instruments subjected interest rate variation, changing the debentures fixed for 99.94% of the DI. Tequimar designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized in profit or loss.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The debentures have maturity dates distributed as shown below (includes accrued interest through December 31, 2019).

Maturity	12/31/2019
Charges (1)	183,304
May/2020	166,650
May/2021	166,700
Jul/2021	750,000
Apr/2022	660,139
Jul/2022	750,000
Oct/2022	730,384
Mar/2023	1,725,000
Dec/2023	660,000
Apr/2024	352,361
Oct/2024	213,693
Nov/2024	90,000
Dec/2025	240,000

Total	6,688,231

1)	Includes interest, transaction cost and mark to market.

h. Transaction Costs

Transaction costs incurred in issuing debt were deducted from the value of the related financial instruments and are recognized as an expense according to the effective interest rate method, as follows:

	Effective rate of transaction costs (% p.a.)	Balance on 12/31/2018	Incurred cost	Amortization	Balance on 12/31/2019
Debentures (g)	0.2	56,376	692	(15,662)	41,406
Notes in the foreign market (b)	0.1	13,881	18,442	(4,209)	28,114
Banco do Brasil (f)	0.2	3,437	—	(2,667)	770
Foreign loans (c)	0.0	331	—	(237)	94
Other	0.2	2,432	—	(1,050)	1,382

Total		76,457	19,134	(23,825)	71,766

	Effective rate of transaction costs (% p.a.)	Balance on 12/31/2017	Incurred cost	Amortization	Balance on 12/31/2018
Debentures (g)	0.2	44,709	21,308	(9,641)	56,376
Notes in the foreign market (b)	—	15,298	—	(1,417)	13,881
Banco do Brasil (f)	0.2	8,065	—	(4,628)	3,437
Foreign loans (c)	0.1	1,213	—	(882)	331
Other	0.2	2,801	366	(735)	2,432

Total		72,086	21,674	(17,303)	76,457

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Effective rate of transaction costs (% p.a.)	Balance on 1/1/2017	Incurred cost	Amortization	Balance on 12/31/2017
Debentures (g)	0.2	6,835	42,388	(4,514)	44,709
Notes in the foreign market (b)	0.0	16,612	—	(1,314)	15,298
Banco do Brasil (f)	0.2	12,182	—	(4,117)	8,065
Foreign loans (c)	0.2	2,211	563	(1,561)	1,213
Other	0.2	1,952	1,418	(569)	2,801

Total		39,792	44,369	(12,075)	72,086

The amount to be appropriated to profit or loss in the future is as follows:

	Up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Total
Debentures (g)	13,058	12,403	9,274	5,318	1,139	214	41,406
Notes in the foreign market (b)	3,428	3,421	3,423	3,425	3,437	10,980	28,114
Banco do Brasil (f)	439	256	75	—	—	—	770
Foreign loans (c)	94	—	—	—	—	—	94
Other	597	416	367	2	—	—	1,382

Total	17,616	16,496	13,139	8,745	4,576	11,194	71,766

i. Guarantees

The financings are guaranteed by collateral in the amount of R$ 73,536 as of December 31, 2019 (R$ 69,822 as of December 31, 2018) and by guarantees and promissory notes in the amount of R$ 11,833,294 as of December 31, 2019 (R$ 10,667,175 as of December 31, 2018).

The Company and its subsidiaries offer collateral in the form of letters of credit for commercial and legal proceedings in the amount of R$ 293,509 as of December 31, 2019 (R$ 271,162 as of December 31, 2018).

Some subsidiaries of Company issue collateral to financial institutions in connection with the amounts owed by some of their customers to such institutions (vendor financing) as follows:

	IPP		Oxiteno
	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Maximum amount of future payments related to these collaterals	81,344	—	2,753	2,750
Maturities of up to	60 months	—	4 months	3 months
Fair value of collaterals	1,237	—	68	68

If a subsidiary is required to make any payment under these collaterals, this subsidiary may recover the amount paid directly from its customers through commercial collection. Until December 31, 2019, the subsidiaries did not have losses in connection with these collaterals. The fair value of collaterals is recognized in current liabilities as “other payables”, which is recognized in the statement of profit or loss as customers settle their obligations with the financial institutions.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

17. Trade Payables

	12/31/2019	12/31/2018
Domestic suppliers	1,897,256	2,079,010
Domestic suppliers – reverse factoring (i)	455,950	73,169
Foreign suppliers	261,222	472,597
Foreign suppliers – reverse factoring (i)	85,643	106,901

	2,700,071	2,731,677

(i)

Suppliers – reverse factoring: some subsidiaries of the Company entered into an agreements with a financial institutions, which consists of the anticipation of receipt of the trade payables by the supplier, in which the financial institutions prepay a certain amount from the supplier, and receives on the maturity date the amount payable by the subsidiaries of the Company. The decision to join this transaction is solely and exclusively of the supplier. The agreement does not substantially change the main characteristics of the commercial conditions previously established between the subsidiaries of the Company and the suppliers. These transactions are presented in operating activities in the statements of cash flow.

Some Company’s subsidiaries acquire oil-based fuels and LPG from Petrobras and its subsidiaries and ethylene from Braskem S.A. These suppliers control almost all the markets for these products in Brazil.

18. Salaries and Related Charges

	12/31/2019	12/31/2018
Provisions on salaries	184,716	186,200
Profit sharing, bonus and premium	133,533	147,170
Social charges	70,228	67,043
Others	17,159	27,779

	405,636	428,192

19. Taxes Payable

	12/31/2019	12/31/2018
ICMS	149,547	166,038
PIS and COFINS	40,676	38,055
ISS	26,986	22,339
Value-Added Tax (IVA) of foreign subsidiaries	25,619	21,306
Others	27,094	20,267

	269,922	268,005

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

20. Employee Benefits and Private Pension Plan

a. ULTRAPREV- Associaçăo de Previdência Complementar

In February 2001, the Company’s Board of Directors approved the adoption of a defined contribution pension plan to be sponsored by the Company and each of its subsidiaries. Participating employees have been contributing to this plan, managed by Ultraprev—Associação de Previdência Complementar (“Ultraprev”), since August 2001. Under the terms of the plan, every year each participating employee chooses his or her basic contribution to the plan. Each sponsoring company provides a matching contribution in an amount equivalent to each basic contribution, up to a limit of 11% of the employee’s reference salary, according to the rules of the plan. As participating employees retire, they may choose to receive either (i) a monthly sum ranging between 0.3% and 1.0% of their respective accumulated fund in Ultraprev or (ii) a fixed monthly amount, which will exhaust their respective accumulated fund over a period of 5 to 35 years. The sponsoring company does not take responsibility for guaranteeing amounts or the duration of the benefits received by the retired employee. In 2019, the subsidiaries contributed R$ 21,357 (R$ 24,323 in 2018 and R$ 24,819 in 2017) to Ultraprev, which is recognized as expense in the income statement. The total number of participating employees as of December 31, 2019 was 8,008 active participants and 328 retired participants. In addition, Ultraprev had 26 former employees receiving benefits under the rules of a previous plan whose reserves are fully constituted.

b. Post-employment Benefits

The subsidiaries recognized a provision for post-employment benefits mainly related to seniority bonus, payment of Government Severance Indemnity Fund (“FGTS”), and health, dental care, and life insurance plan for eligible retirees.

The amounts related to such benefits were determined based on a valuation conducted by an independent actuary and reviewed by management as of December 31, 2019.

	12/31/2019	12/31/2018
Health and dental care plan(1)	154,142	112,628
Indemnification of FGTS	66,309	83,781
Seniority bonus	34,485	37,397
Life insurance(1)	17,931	16,009

Total	272,867	249,815

Current	28,951	45,655
Non-current	243,916	204,160

(1)	Only IPP and Iconic Lubrificantes S.A. (“Iconic”).

The change in the present value of the post-employment benefit obligation is as follows:

	12/31/2019	12/31/2018
Opening balance	249,815	237,523
Current service cost	(10,704)	6,092
Interest cost	21,386	21,466

Expense for the year	10,682	27,558
Losses from changes in actuarial assumptions	44,489	7,934
Benefits paid directly by Company and its subsidiaries	(33,510)	(23,604)
Exchange rates from post-employment benefits	1,391	404

Ending balance	272,867	249,815

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The total of expense in each period is presented below:

	2019	2018	2017
Health and dental care plan	10,442	9,559	164
Indemnification of FGTS	(5,818)	11,159	14,828
Seniority bonus	4,765	5,460	6,883
Life insurance	1,293	1,380	1,543

Total	10,682	27,558	23,418

The main actuarial assumptions used are:

Economic factors	12/31/2019	12/31/2018
	% p.a.	%p.a.
Discount rate for the actuarial obligation at present value	8.79	9.00
Average projected salary growth rate	7.64	7.85
Inflation rate (long term)	3.80	4.00
Growth rate of medical services	7.95	8.16

Demographic factors
Mortality Table for the life insurance benefit – CSO-80
Mortality Table for other benefits—AT 2000 Basic decreased by 10%
Disabled Mortality Table—RRB 1983
Disability Table – Weak light

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Sensitivity analysis

The significant actuarial assumptions to determine the provision for post-employment benefits are: discount rate, wage and medical costs increases. The following sensitivity analyses on December 31, 2019, below shows, were determined based on reasonably possible changes of assumptions occurring at the reporting date of the financial statements, keeping all other assumptions constant.

12/31/2019

Assumption	Change in assumptions	Decrease in liability	Change in assumptions	Increase in liability
Discount rate	increase by 1.0 p.p	26,741	decrease by 1.0 p.p	49,344
Wage growth rate	decrease by 1.0 p.p	34,978	increase by 1.0 p.p	39,030
Medical services growth rate	decrease by 1.0 p.p	7,137	increase by 1.0 p.p	8,492

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

Changes in the provision for asset retirement obligation are as follows:

Balance as of December 31, 2016	77,564
Additions (new tanks)	537
Expense with tanks removed	(15,432)
Accretion expense	2,105

Balance as of December 31, 2017	64,774
Additions (new tanks)	264
Expense with tanks removed	(12,752)
Accretion expense	2,381

Balance as of December 31, 2018	54,667
Additions (new tanks)	290
Expense with tanks removed	(5,456)
Accretion expense	1,741

Balance as of December 31, 2019	51,242

Current	3,847
Non-current	47,395

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

The table below demonstrates the breakdown of provisions by nature and its movement:

Provisions	Balance on 12/31/2018	Additions	Write-offs	Payments	Interest	Balance on 12/31/2019
IRPJ and CSLL (a.1.1)	532,341	221	(6,600)	—	15,319	541,281
PIS and COFINS	26,271	—	(16,771)	—	655	10,155
ICMS	100,823	1,204	(5,521)	(614)	580	96,472
Civil, environmental and regulatory claims (a.2.1)	90,932	18,009	(17,318)	(8,979)	3,211	85,855
Labor litigation (a.3.1)	101,173	29,103	(19,970)	(15,487)	3,191	98,010
Others	91,531	1,355	(2,190)	—	2,126	92,822

Total	943,071	49,892	(68,370)	(25,080)	25,082	924,595

Current	77,822					40,455
Non-current	865,249					884,140

Some of the provisions above involve, in whole or in part, escrow deposits.

Balances of escrow deposits are as follows:

	12/31/2019	12/31/2018
Tax matters	753,810	727,493
Labor litigation	71,605	69,978
Civil and other	96,028	84,036

Total – non-current assets	921,443	881,507

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

a.1 Provisions for Tax Matters and Social Security

a.1.1 On October 7, 2005, the subsidiaries Cia. Ultragaz and Bahiana filed for and obtained a preliminary injunction to recognize and offset PIS and COFINS credits on LPG purchases, against other taxes levied by the RFB, notably IRPJ and CSLL. The decision was confirmed by a trial court on May 16, 2008. Under the preliminary injunction, the subsidiaries made escrow deposits for these debits which amounted to R$ 515,825 as of December 31, 2019 (R$ 500,260 as of December 31, 2018). On July 18, 2014, a second instance unfavorable decision was published, and the subsidiaries suspended the escrow deposits, and started to pay income taxes from that date. To revert the court decision, the subsidiaries presented a writ of prevention which was dismissed on December 30, 2014, and the subsidiaries appealed this decision on February 3, 2015. Appeals were also presented to the respective higher courts Superior Court of Justice (“STJ”) and Federal Supreme Court (“STF”) whose final trial are pending.

a.2 Provisions for Civil, Environmental and Regulatory Claims

a.2.1 The Company and its subsidiaries maintained provisions for lawsuits and administrative proceedings, mainly derived from contracts entered into with customers and former services providers, as well as proceedings related to environmental and regulatory issues in the amount of R$ 85,855 as of December 31, 2019 (R$ 90,932 as of December 31, 2018).

a.3 Provisions for Labor Matters

a.3.1 The Company and its subsidiaries maintain provisions of R$ 98,010 as of December 31, 2019 (R$ 101,173 as of December 31, 2018) for labor litigation filed by former employees and by employees of our service providers, mainly, contesting the non-payment of labor rights.

b. Contingent Liabilities (Possible)

The Company and its subsidiaries are parties in tax, civil, environmental, regulatory, and labor claims whose loss prognosis is assessed as possible (proceedings whose chance of loss is more than 25% and less or equal than 50%) by the Company and its subsidiaries’ legal departments, based on the opinion of its external legal advisors and, based on this assessment, these claims were not recognized in the financial statements. The estimated amount of this contingency is R$ 2,840,086 as of December 31, 2019 (R$ 2,839,219 as of December 31, 2018).

b.1 Contingent Liabilities for Tax Matters and Social Security

The Company and its subsidiaries have contingent liabilities for tax matters and social security in the amount of R$ 2,028,159 as of December 31, 2019 (R$ 1,941,749 as of December 31, 2018), mainly represented by:

b.1.1 The subsidiary IPP and its subsidiaries have assessments invalidating the offset of excise tax (“IPI”) credits in connection with the purchase of raw materials used in the manufacturing of products which sales are not subject to IPI under the protection of tax immunity. The amount of this contingency is R$ 173,738 as of December 31, 2019 (R$ 168,391 as of December 31, 2018).

b.1.2 The subsidiary IPP and its subsidiaries have legal proceedings related to ICMS. The total amount involved in these proceedings, was R$ 836,822 as of December 31, 2019 (R$ 836,393 as of December 31, 2018), Such proceedings arise mostly of the disregard of ICMS credits amounting to R$ 319,849 as of December 31, 2019 (R$ 318,550 as of December 31, 2018), of which R$ 126,772 (R$ 126,639 as of December 31, 2018) refer to proportional reversal requirement of ICMS credits related to the acquisition of hydrated alcohol; of alleged non-payment in the amount of R$ 92,567 as of December 31, 2019 (R$ 125,703 as of December 31, 2018); of conditioned fruition of fiscal incentive in the amount of R$ 117,753 as of December 31, 2019 (R$ 121,745 as of December 31, 2018); and inventory differences in the amount of R$ 172,736 as of December 31, 2019 (R$ 185,512 as of December 31, 2018) related to the leftovers or faults due to temperature changes or product handling.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b.1.3 The Company and its subsidiaries are parties to administrative and judicial suits involving Income Tax, Social Security Contribution, PIS and COFINS, substantially about denials of offset claims and credits disallowance which total amount is R$ 699,360 as of December 31, 2019 (R$ 674,126 as of December 31, 2018), mainly represented by:

b.1.3.1 The subsidiary IPP received a tax assessment related to the IRPJ and CSLL resulting from the supposedly undue amortization of the goodwill paid on acquisition of a subsidiary, in the amount of R$ 208,449 as of December 31, 2019 (R$ 193,771 as of December 31, 2018), which includes the amount of the income taxes, interest and penalty. Management assessed the likelihood of the tax assessment, supported by the opinion of its legal advisors, as “possible”, and therefore did not recognize a provision for this contingent liability.

b.2 Contingent Liabilities for Civil, Environmental and Regulatory Claims

The Company and its subsidiaries have contingent liabilities for civil, environmental and regulatory claims in the amount of R$ 549,664, totaling 3,109 lawsuits as of December 31, 2019 (R$ 624,457, totaling 3,520 lawsuits as of December 31, 2018), mainly represented by:

b.2.1 The subsidiary Cia. Ultragaz is party to an administrative proceeding before CADE based on alleged anti-competitive practices in the State of Minas Gerais in 2001. The CADE entered a decision against Cia. Ultragaz and imposed a penalty of R$ 33,603 as of December 31, 2019 (R$ 32,983 as of December 31, 2018). The imposition of such administrative decision was suspended by a court order and its merit is being judicially reviewed.

b.2.2 In 2016, the subsidiary Cia. Ultragaz became party to two administrative proceedings filed by CADE, related to allegations of anti-competitive practices: i) one of the proceedings relate to practices in the State of Paraíba and other Northeast States, in which the subsidiary Bahiana is part along with Cia. Ultragaz. On this proceeding, Cia. Ultragaz and Bahiana signed a Cessation Commitment Agreement (“TCC”) with CADE, approved on November 22, 2017, in the amount of R$ 95,987, paid in 8 (eight) equal installments updated semiannually by SELIC, with maturity of the first one in 180 (one hundred and eighty) days from the date of publication of the approval. Three employees and one former employee signed TCC in the total amount of R$ 1,100. With the TCC, the administrative proceeding will be suspended in relation to the Cia. Ultragaz and Bahiana until final decision; ii) the second proceeding relate to practices in the Federal District and around, in which only Cia. Ultragaz is part. On this proceeding, Cia. Ultragaz signed a TCC with CADE, approved on September 6, 2017, in the amount of R$ 2,154, paid in a single installment in March 8, 2018. Two former employees signed TCC in the amount of R$ 50 each. With the TCC, the administrative proceeding will be suspended in relation to the Cia. Ultragaz until final decision.

b.2.3 The subsidiary IPP became party to two administrative proceedings filed by CADE, related to allegations of anti-competitive practices in the city of Joinville, State of Santa Catarina and around the city of Belo Horizonte, State of Minas Gerais, and for the latter, an administrative award was imposed for allegedly influencing uniform commercial conduct among fuel resellers, in the amount of R$ 40,693. The subsidiary IPP will continue to exercise its defense by appealing in all administrative and judicial instances. Supported by the opinion of external legal counsel that classified the probability of loss as “remote”, Management did not recognize a provision for this contingency as of December 31, 2019.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b.2.4 On November 29, 2016, a technical opinion was issued by the Operational Support Center for Execution (Centro de Apoio Operacional à Execução—CAEX), a technical body linked to the São Paulo State Public Prosecutor (“MPE”), presenting a proposal of compensation for the alleged environmental damages caused by the fire on April 2nd, 2015 at the Santos Terminal of the subsidiary Tequimar. This technical opinion is non-binding, with no condemnatory or sanctioning nature, and will still be evaluated by the authorities and parties. The subsidiary disagrees with the methodology and the assumptions adopted in the proposal and is negotiating an agreement with the MPE and the Brazilian Federal Public Prosecutor (“MPF”), since the beginning of the investigation and currently there is no civil lawsuit filed on the matter. The negotiations relate to in natura repair of the any damages. Thus, on May 15, 2019, the subsidiary Tequimar signed a Partial Conduct Adjustment Commitment Agreement (“TAC”) in the amount of R$ 67,539 with the MPE and MPF to compensate for diffuse and collective damages of any kind arising from the fish mortality and the damage caused to the ichthyofauna. The negotiations on compensation for other alleged damages are still ongoing and once concluded, the payments related to the project costs may affect the future Company’s financial statements. In the criminal sphere, the MPF denounced the subsidiary Tequimar, which was summoned and replied to the complaint on June 19, 2018. On September 12, 2019, at a hearing in the federal court of Santos, the MPF and Tequimar agreed, and the judicial authority approved, the conditional suspension of the criminal proceedings for a period of 2 years, when Tequimar shall then prove compliance with the execution of the Partial TAC signed, with the obligation of a complementary allocation of R$ 13,000 to the Fisheries Management Project, to obtain the definitive filing of the process. In addition, as of December 31, 2019, there are contingent liabilities not recognized related to lawsuits in the amount of R$ 11,403 (R$ 62,930 as of December 31, 2018). On December 31, 2019 there are no extrajudicial lawsuits (R$ 3,426 as of December 31,2018). The total expense of this contingency recongnized in the subsidiary Tequimar in 2019 was R$ 65,539, of which R$ 67,539 refers to the TAC and R$ 13,000 refers to the complementary allocation, both deducted of the remaining balance constituted in 2016 in the amount of R$ 15,000. For more information, see Note 23.

b.3 Contingent Liabilities for Labor Matters

The Company and its subsidiaries have contingent liabilities for labor matters in the amount of R$ 262,263, totaling 1,649 lawsuits as of December 31, 2019 (R$ 273,013, totaling 1,726 lawsuits as of December 31, 2018), mainly represented by:

b.3.1 In 1990, the Petrochemical Industry Labor Union (Sindiquímica), of which the employees of Oxiteno S.A (due to incorporation of its the subsidiary Oxiteno Nordeste) and Empresa Carioca de Produtos Químicos S.A. (“EMCA”), companies located in the Camaçari Petrochemical Complex, are members, filed collective lawsuits against the subsidiaries demanding the compliance with the fourth section of the collective labor agreement, which provided for a salary adjustment in lieu of the salary policies practiced. In the same year, a collective labor dispute was also filed by the Union of Employers (SINPEQ) against Sindiquímica, requiring the recognition of the loss of effectiveness of such fourth section. The decisions rendered on the collective claims which were favorable to the subsidiaries Oxiteno S.A. and EMCA are final and unappealable. The collective labor from Sindiquímica against SINPEQ became final in STF in October 2019 and remained unfavorable to SINPEQ. In 2010, some companies in the Camaçari Petrochemical Complex signed an agreement with Sindiquímica. In October 2015, Sindiquímica filed enforcement lawsuits against Oxiteno S.A and, in 2017, EMCA, as these companies did not sign the 2010 agreement with Sindiquímica. A favorable decision was issued for Oxiteno S.A., awaiting judgment of the Sindiquimica appeal and Oxiteno S.A adhesive appeal. at the Regional Labor Court of the 5th Region. For EMCA, the decision of 1st instance favorable to the company was reversed at the Regional Labor Court of the 5th Region, it’s pending a final judgment in this instance. In addition to collective actions, individual claims containing the same object have been filed.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

c. Lubricants operation between IPP and Chevron

In the process of transaction of the lubricants’ operation in Brazil between Chevron and subsidiary, it was agreed that each shareholder is responsible for any claims arising out of acts, facts or omissions prior to the transaction. The liability provisions of the Chevron shareholder in the amount of R$ 5,423 (R$ 3,609 as of December 31, 2018) are reflected in the consolidation of these financial statements. Additionally, in connection with the business combination, a provision in the amount of R$ 198,900 was recognized on December 1, 2017 due contingent liabilities, amounted to R$ 188,073 as of December 31, 2019 (R$ 191,110 as of December 31, 2018. The amounts of provisions of Chevron’s liability recognized in the business combination will be reimbursed to subsidiary Iconic in the event of losses and an indemnity asset was hereby constituted in the same amount, without the need to establish a provision for uncollectible amounts.

d. Contingent Assets

d.1 Exclusion of ICMS from the calculation basis of PIS and COFINS

In March 15, 2017, STF decided that ICMS is not included in the PIS and COFINS basis. All subsidiaries have actions aimed at obtaining this right, as long as applicable. For the subsidiaries Oxiteno S.A., Extrafarma and Tequimar, have final and unappealable decision, and the respective subsidies to prove the amounts to be refunded were duly confirmed by management and recorded in results, up to the present year of 2019, the amount of R $ 338,110 (up to R $ 291,278 in 2018). As a result of injunctions obtained, some subsidiaries have already excluded ICMS from the PIS and COFINS calculation base in the amount of R $ 141,618 until December 31, 2019. The amounts to be recovered from the other subsidiaries will be recognized to the extent that concomitantly, there are the final and unappealable decision of the individual action and confirmation of the evidences.

The Company’s management emphasizes that it is possible for the STF to modulate the effects of the judgment, either by restricting its effectiveness or determining when the decision will become effective, or by reinterpreting the value of ICMS to be excluded. After the decision of the STF has become final and unappealable, the Company’s management will assess the impact on the shares of its subsidiaries, which may result in a reduction in the claimed tax credits.

23. Trade payables – customers and third parties’ indemnification

In April 2015, a fire occurred in six ethanol and gasoline tanks operated by Ultracargo in Santos. The tanks that were affected by the fire, obtained, in phases, the necessary licenses for the return to operation. Therefore, the area rehabilitation process ended in August 2019.

The balance of customers and third parties’ indemnification as of December 31, 2018 in the amount of R$ 3,501 were settled on 2nd quarter of 2019.

24. Deferred Revenue

The subsidiaries of the Company have recognized the following deferred revenue:

	12/31/2019	12/31/2018
‘am/pm’ and Jet Oil franchising upfront fee (a)	956	18,668
Loyalty program “Km de Vantagens” (b)	25,096	18,465
Loyalty program “Clube Extrafarma” (b)	1,574	1,289

	27,626	38,422

Current	27,626	26,572
Non-current	0	11,850

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

a. Franchising Upfront Fee

am/pm is the convenience stores chain of the Ipiranga service stations. Ipiranga ended December 31, 2019 with 2,377 stores (2,493 as of December 31, 2018). Jet Oil is Ipiranga’s lubricant-changing and automotive service specialized network. Ipiranga ended December 31, 2019 with 1,492 stores (1,772 stores as of December 31, 2018).

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

25. Subscription warrants – indemnification

Because of the association between the Company and Extrafarma on January 31, 2014, 7 subscription warrants – indemnification could be issued, corresponding to up to 6,411,244 shares of the Company. The subscription warrants – indemnification may be exercised beginning 2020 by the former shareholders of Extrafarma and are adjusted according to the changes in the amounts of provisions for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014. The subscription warrants – indemnification’s fair value is measured based on the share price of Ultrapar (UGPA3) and is reduced by the dividend yield until 2020, since the exercise is possible only from 2020, and they are not entitled to dividends until that date. As of December 31, 2019, the subscription warrants – indemnification were represented by 5,192,919 shares and amounted to R$ 130,657 (as of December 31, 2018, they were represented by 4,824,238 that totaled R$ 123,095). Due to the final adverse decision of some of these lawsuits, on December 31, 2019, the maximum number of shares that could be issued in 2020 related to the subscription warrants – indemnification was up to 5,920,425 (5,976,316 shares as of December 31, 2018).

The information above were adjusted retrospectively as disclosure in Note 26.a. On February 19, 2020, the Company’s Board of Directors confirmed the issuance of 2,108,542 common shares due to the partial exercise of the rights conferred by the subscription warrants. For more information on the partial issue, see note 36.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

26. Equity

a.	Share Capital

On December 31, 2019, the subscribed and paid-in capital stock consists of 1,112,810,192 common shares with no par value and the issuance of preferred shares and participation certificates is prohibited. Each common share entitles its holder to one vote at Shareholders’ Meetings.

The price of the shares issued by the Company as of December 31, 2019, on B3 was R$ 25.48 (R$ 26.60 as of December 31, 2018). As of December 31, 2019, the Company is authorized to increase capital up to the limit of 1,600,000,000 common shares, without amendment to the Bylaws, by resolution of the Board of Directors. On February 19, 2020, the Company’s Board of Directors confirmed the issuance of 2,108,542 common shares due to the partial exercise of the rights conferred by the subscription warrants. For more information on the partial issue, see note 36.

As of December 31, 2019, there were 46,518,315 common shares outstanding abroad in the form of ADRs (55,725,974 shares as of December 31, 2018 and 57,870,520 shares as of December 31,2017).

On April 10, 2019, the Company’s extraordinary and annual general meeting approved the stock split of common shares issued by Ultrapar, at a ratio of one currently existing share to two shares of the same class and type as well as the changing of the number of shares in which the capital stock of the Company is divided. The stock split approved herein shall not imply in any change in the Ultrapar’s capital stock. The new shares and ADRs resulting from the stock split approved herein are of the same class and type and granted to its holders the same rights of the current shares and ADRs. All information was adjusted retrospectively in these financial statements.

b.	Equity instrument granted

The Company has a share-based incentive plan, which establishes the general terms and conditions for the concession of common shares issued by the Company held in treasury (see Note 8.c).

c.	Treasury Shares

The Company acquired its own shares at market prices, without capital reduction, to be held in treasury and to be subsequently disposed of or cancelled.

As of December 31, 2019, and December 31, 2018, 26,780,298 common shares (26,082,712 shares as of December 31, 2017) were held in the Company’s treasury, acquired at an average cost of R$ 18.12 (R$ 18.49 as of December 31, 2017).

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

f.1 Legal Reserve

Under Brazilian Corporate Law, the Company is required to allocate 5% of net annual earnings to a legal reserve, until the balance reaches 20% of capital stock. This reserve may be used to increase capital or to absorb losses but may not be distributed as dividends.

f.2 Investments Reserve

In compliance with Article 55.c) of the Bylaws this reserve is aimed to protect the integrity of the Company’s assets and to supplement its capital stock, in order to allow new investments to be made. As provided in its Bylaws, the Company may allocate up to 45% of the annual net income to the investments reserve, up to the limit of 100% of the share capital.

The investments reserve is free of distribution restrictions and totaled R$ 3,290,073 as of December 31, 2019 (R$ 3,412,427 as of December 31, 2018).

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

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Balance and changes in valuation adjustments of the Company are as follows:

	Valuation adjustments
	Fair value of cash flow hedging instruments	Fair value of financial instruments	Actuarial gains (losses) of post- employment benefits	Non- controlling shareholders interest change	Total
Balance on December 31, 2016	(26,883)	—	2,896	—	(23,987)
Changes in fair value of financial instruments	(2,550)	—	—	—	(2,550)
IRPJ and CSLL on fair value	2,069	—	—	—	2,069
Difference between the fair value of the consideration received or paid and the variation in the non-controlling shareholders interest	—	—	—	197,369	197,369
Actuarial losses of post-employment benefits	—	—	(27,658)	—	(27,658)
Income and social contribution taxes on actuarial losses	—	—	9,581	—	9,581
Balance as of December 31, 2017	(27,364)	—	(15,181)	197,369	154,824
Changes in fair value of financial instruments	(326,030)	(273)	—	—	(326,303)
Income and social contribution taxes on fair value	110,058	—	—	—	110,058
Actuarial losses of post-employment benefits	—	—	(2,810)	—	(2,810)
Income and social contribution taxes on actuarial losses	—	—	242	—	242

Balance as of December 31, 2018	(243,336)	(273)	(17,749)	197,369	(63,989)
Changes in fair value of financial instruments	(76,479)	478	0	0	(76,001)
IRPJ and CSLL on fair value	23,683	0	0	0	23,683
Actuarial losses of post-employment benefits	0	0	(41,794)	0	(41,794)
Income and social contribution taxes on actuarial losses	0	0	11,784	0	11,784

Balance as of December 31, 2019	(296,132)	205	(47,759)	197,369	(146,317)

g.2 Cumulative Translation Adjustments

The change in exchange rates on assets, liabilities, and income of foreign subsidiaries that have functional currency other than the presentation currency of the Company and an independent administration (see Note 2.s.1) and the exchange rate variation on notes in the foreign market (see Note 34.h.3) is directly recognized in the equity. This accumulated effect is reflected in profit or loss as a gain or loss only in case of disposal or write-off of the investment.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Balance and changes in cumulative translation adjustments of the Company are as follows:

12/31/2019
Balance on December 31, 2016	7,519
Translation of foreign subsidiaries, net of IRPJ and CSLL	45,542

Balance as of December 31, 2017	53,061
Currency translation of foreign subsidiaries	52,531
Effect of foreign currency exchange rate variation on financial instruments	(60,204)
IRPJ and CSLL on exchange variation	20,469

Balance as of December 31, 2018	65,857
Currency translation of foreign subsidiaries	46,330
Effect of foreign currency exchange rate variation on financial instruments	(14,788)
IRPJ and CSLL on exchange variation	5,028

Balance as of December 31, 2019	102,427

h.	Dividends and Allocation of Net Income

The shareholders are entitled, under the Bylaws, to a minimum annual dividend of 50% of adjusted net income calculated in accordance with Brazilian Corporate Law. The dividends and interest on equity in excess of the obligation established in the Bylaws are recognized in equity until the Shareholders approve them. The proposed dividends payable as of December 31, 2018 in the amount of R$ 380,324 (R$ 0.70 – seventy cents of Brazilian Real per share), were approved by the Board of Directors on February 20, 2019, and paid beginning March 13, 2019. On August 14, 2019, the Board of Directors approved the anticipation of dividends of 2019, in the amount of R$ 217,382 (R$ 0.20 – twenty cents of Brazilian Real per share), paid as from August 30, 2019. The proposed dividends payable as of December 31, 2019, in the amount of R $ 261,470 (R $ 0.24 – twenty-four cents of Brazilian Real per share), were approved by the Board of Directors on February 19, 2020, and will be paid as of March 06, 2020.

Balances and changes in dividends payable are as follows:

Balance as of December 31, 2017	338,845
Provisions	756,952
Payments	(808,603)
Expired dividends	(3,170)
Balance as of December 31, 2018	284,024
Provisions	329,106
Payments	(596,436)

Balance as of December 31, 2019	16,694

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The management proposal for the allocation of net income for 2019 and for distribution of dividends is as follow:

12/31/2019
Allocation of net income
Net income for the period attributable to shareholders of Ultrapar	373,526

Minimum mandatory dividends for the period (50% of the net income)	186,763
Legal reserve (5% of the net income)	18,676
Additional dividends to minimum mandatory dividends	168,087

Total allocation of net income	373,526
Allocation of dividends
Minimum mandatory dividends for the period (50% of the net income)	186,763
Additional dividends to minimum mandatory dividends	168,087
Dividends on statutory reserve	124,002

Total allocation	478,852
(-) Interim dividends paid (R$ 0.20 per share)	(217,382)

Dividends payable (R$ 0.24 per share)—Equity	261,470

27. Net Revenue from Sale and Services

	2019	2018	2017
Gross revenue from sale	94,296,759	94,693,178	82,121,646
Gross revenue from services	869,084	750,791	728,590
Sales taxes	(4,031,295)	(3,027,597)	(2,237,203)
Discounts and sales returns	(1,494,814)	(1,342,799)	(927,557)
Amortization of contractual assets with customers (see Note 11)	(355,250)	(371,825)	(463,049)
Deferred revenue (see Note 24)	13,491	(3,765)	7,587

Net revenue from sales and services	89,297,975	90,697,983	79,230,014

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

28. Expenses by Nature

The Company presents its expenses by function in the consolidated statement of profit or loss and presents below its expenses by nature:

	2019	2018	2017
Raw materials and materials for use and consumption	81,819,820	83,116,950	71,217,345
Personnel expenses	2,415,581	2,513,586	2,231,556
Freight and storage	1,170,870	1,178,990	1,117,467
Depreciation and amortization	844,647	812,489	704,544
Amortization of right to use assets	300,058	—	—
Advertising and marketing	206,103	173,988	192,441
Services provided by third parties	322,589	328,361	351,227
Other expenses	474,081	709,710	679,810

Total	87,553,749	88,834,074	76,494,390

Classified as:
Cost of products and services sold	83,187,109	84,537,368	72,431,473
Selling and marketing	2,640,387	2,670,867	2,486,389
General and administrative	1,726,253	1,625,839	1,576,528

Total	87,553,749	88,834,074	76,494,390

29. Loss on Disposal of PP&E and Intangibles and Impairment

The gain or loss is determined as the difference between the selling price and residual book value of the investment, PP&E, and intangible asset disposed of. In 2019, the loss was R$ 30,019 (losses of R$ 22,088 in 2018 and R$ 2,242 in 2017), represented primarily from sale of PP&E and closing stores of Extrafarma. Additionally, in 2019, impairment testing purposes identify the recognition of impairment in the amount of R$ 593,280 for goodwill of Extrafarma (see Note 15.a).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

30. Other Operating Income, Net

	2019	2018	2017
Commercial partnerships (1)	40,816	53,671	52,731
Merchandising (2)	44,396	52,092	53,870
Loyalty program (3)	12,943	25,682	26,419
Ultracargo – fire accident in Santos (4)	(3,733)	(4,951)	(39,080)
Fine for unrealized acquisition (5)	0	(286,160)	—
Extraordinary tax credits (6)	144,949	208,038	49,152
Conduct adjustment commitment – Tequimar (7)	(65,539)	—	—
TCC – Cia. Ultragaz and Bahiana	0	—	(85,819)
Others	5,793	9,161	2,087

Other operating income, net	179,625	57,533	59,360

(1)	Refers to contracts with service providers and suppliers, which establish trade agreements for convenience stores and gas stations.
(2)	Refers to contracts with suppliers of convenience stores, which establish, among other agreements, promotional campaigns.
(3)	Refers to sales of “Km de Vantagens” to partners of the loyalty program. Revenue is recognized at the time that the partners transfer the points to their customers.
(4)	For more information about the fire accident in Ultracargo, see Notes 22.b.2.4 and 23.
(5)	Refers to a contractual fine paid in 2018 by Cia. Ultragaz in favor of Petrobras due to the non-closing of the acquisition of Liquigás Distribuidora S.A (“Liquigás”) transaction rejected by the CADE.
(6)	Refers substantially to Extrafarma and Ipiranga credits (see Note 7.a.2) and Iconic.
(7)	For more information see Note 22.b.2.4.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

31. Financial Income (Expense)

	2019	2018	2017
Financial income:
Interest on financial investments	302,793	328,625	475,460
Interest from customers	138,462	135,514	105,773
Changes in subscription warranty – indemnification (see Note 25)	0	44,484	—
Selic interest over PIS and COFINS credits (see Note 22.d.1)	0	168,564	—
Other financial income	16,034	4,048	3,868

	457,289	681,235	585,101

Financial expenses:
Interest on loans	(388,897)	(440,641)	(672,102)
Interest on debentures	(482,361)	(441,394)	(385,009)
Interest on leases payable	(132,994)	(2,670)	(4,991)
Bank charges, financial transactions tax, and other charges	(62,687)	(92,558)	(91,614)
Exchange variation, net of gains and losses with derivative financial instruments	134,544	172,701	72,869
Reversal of provision – ICMS from PIS and COFINS tax bases (see Note 21.a.1.2)	0	—	43,411
Changes in subscription warranty – indemnification (see Note 25)	(7,760)	—	(20,360)
TCC interest – Bahiana (see Notes 21.b.2.2 and 29)	0	—	(13,509)
Interest of provisions, net, and other financial expenses	(23,988)	9,791	11,908

	(964,143)	(794,771)	(1,059,397)

Financial income (expense)	(506,854)	(113,536)	(474,296)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

32. Earnings per Share

The table below presents a reconciliation of numerators and denominators used in computing earnings per share. The Company has a deferred stock plan and subscription warrants—indemnification, as mentioned in Notes 8.c and 25, respectively.

	2019	2018	2017
Basic Earnings per Share
Net income for the year of the Company	373,526	1,150,421	1,526,505
Weighted average shares outstanding (in thousands)	1,086,485	1,086,237	1,083,825
Basic earnings per share – R$	0.3438	1.0591	1.4084
Diluted Earnings per Share
Net income for the year of the Company	373,526	1,150,421	1,526,505
Weighted average shares outstanding (in thousands), including dilution effects	1,091,653	1,091,335	1,091,605
Diluted earnings per share – R$	0.3422	1.0541	1.3984
Weighted Average Shares Outstanding (in thousands)
Weighted average shares outstanding for basic per share calculation	1,086,485	1,086,237	1,083,825
Dilution effect
Subscription warrants—indemnification	2,554	2,496	4,791
Deferred Stock Plan	2,614	2,602	3,064

Weighted average shares outstanding for diluted per share calculation	1,091,653	1,091,335	1,091,605

Earnings per share were adjusted retrospectively as disclosure in Note 26.a. and by the issue of 2,108,542 common shares due to the partial exercise of the rights conferred by the subscription warrants disclosed in note 36.

33. Segment Information

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

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

a. Financial information related to segments

The main financial information of each of the Company’s segments are stated as follows:

	2019	2018	2017
Net revenue from sales and services:
Ultragaz	7,094,823	7,043,246	6,071,002
Ipiranga	75,452,481	76,477,640	66,950,501
Oxiteno	4,254,237	4,748,428	3,959,416
Ultracargo	540,758	493,649	438,360
Extrafarma	2,060,568	2,027,988	1,868,919

	89,402,867	90,790,951	79,288,198
Others (1)	44,770	46,937	50,752
Intersegment sales	(149,662)	(139,905)	(108,936)

Total	89,297,975	90,697,983	79,230,014

Intersegment sales:
Ultragaz	3,794	2,879	2,178
Ipiranga	535	2,919	1,003
Oxiteno	22,265	6,325	919
Ultracargo	78,390	82,573	54,174
Extrafarma	0	—	—

	104,984	94,696	58,274
Others (1)	44,678	45,209	50,662

Total	149,662	139,905	108,936

Net revenue from sales and services, excluding intersegment sales:
Ultragaz	7,091,029	7,040,367	6,068,824
Ipiranga	75,451,946	76,474,721	66,949,498
Oxiteno	4,231,971	4,742,103	3,958,497
Ultracargo	462,368	411,076	384,186
Extrafarma	2,060,569	2,027,988	1,868,919

	89,297,883	90,696,255	79,229,924
Others (1)	92	1,728	90

Total	89,297,975	90,697,983	79,230,014

Operating income (expense):
Ultragaz	353,522	35,567	255,935
Ipiranga	1,615,398	1,396,574	2,357,125
Oxiteno	(26,288)	457,128	141,350
Ultracargo	78,834	124,720	75,042
Extrafarma	(724,398)	(118,329)	(37,721)

	1,297,068	1,895,660	2,791,731
Others (1)	3,484	3,694	1,011

Total	1,300,552	1,899,354	2,792,742

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	2019	2018	2017
Share of profit (loss) of joint-ventures and associates:
Ultragaz	(5)	12	1,245
Ipiranga	1,790	576	1,212
Oxiteno	532	880	1,417
Ultracargo	1,370	1,350	1,578

	3,687	2,818	5,452
Others (1)	(15,832)	(17,597)	15,221

Total	(12,145)	(14,779)	20,673

Income before financial result, income and social contribution taxes	1,288,407	1,884,575	2,813,415
Financial result, net	(506,854)	(113,536)	(474,296)

Income before income and social contribution taxes	781,553	1,771,039	2,339,119

Additions to PP&E and intangible assets (excluding intersegment account balances):
Ultragaz	249,784	245,069	244,187
Ipiranga	370,864	417,519	536,936
Oxiteno	255,016	473,026	466,967
Ultracargo	217,377	167,034	105,028
Extrafarma	89,850	118,577	171,183

	1,182,891	1,421,225	1,524,301
Others (1)	20,186	18,382	22,626

Total additions to PP&E and intangible assets (see Notes 14 and 15)	1,203,077	1,439,607	1,546,927
Asset retirement obligation – fuel tanks (see Note 21)	(290)	(264)	(537)
Capitalized borrowing costs	(30,748)	(23,438)	(22,243)

Total investments in PP&E and intangible assets (cash flow)	1,172,039	1,415,905	1,524,147

Payments of contractual assets with customers – exclusive rights (see Note 11):
Ipiranga	330,068	390,177	529,732

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	2019	2018	2017
Depreciation of PP&E and amortization of intangible assets charges:
Ultragaz	186,221	222,527	182,833
Ipiranga	290,747	283,426	245,424
Oxiteno	212,328	167,357	153,110
Ultracargo	59,618	52,414	47,669
Extrafarma	80,550	71,552	60,856

	829,464	797,276	689,892
Others (1)	15,183	15,213	14,652

Total	844,647	812,489	704,544

Amortization of contractual assets with customers – exclusive rights (see Note 11):
Ipiranga	355,055	371,825	463,049
Ultragaz	195	—	—

	355,250	371,825	463,049

Amortization of right to use assets:
Ultragaz	31,264	—	—
Ipiranga	164,543	—	—
Oxiteno	9,676	—	—
Ultracargo	20,673	—	—
Extrafarma	73,774	—	—

	299,930	—	—
Others (1)	128	—	—

Total	300,058	—	—

Total assets (excluding intersegment account balances):
Ultragaz	2,998,623	2,719,425	2,408,600
Ipiranga	16,278,320	15,381,887	15,388,646
Oxiteno	7,453,476	7,452,331	6,557,456
Ultracargo	1,871,799	1,478,697	1,394,083
Extrafarma	2,060,182	2,107,901	1,948,808

	30,662,400	29,140,241	27,697,593
Others (1)	533,072	1,359,154	586,753

Total	31,195,472	30,499,395	28,284,346

(1)

Composed of the parent company Ultrapar (including goodwill of certain acquisitions) and Subsidiaries Serma—Associação dos Usuários de Equipamentos de Processamento de Dados e Serviços Correlatos (“Serma”) and Imaven Imóveis Ltda. It also includes the share of loss in the joint-venture ConectCar.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b. Geographic Area Information

The fixed and intangible assets of the Company and its subsidiaries are located in Brazil, except those related to Oxiteno’ plants abroad, as shown below:

	12/31/2019	12/31/2018
United States of America	909,787	857,049
Mexico	124,809	124,037
Uruguay	74,732	72,345
Venezuela (i)	0	2,427

	1,109,328	1,055,858

(i)	See Note 3.b.3.

The subsidiaries generate revenue from operations in Brazil, United Stated of America, Mexico, Uruguay and Venezuela (i), as well as from exports of products to foreign customers, as disclosed below:

	2019	2018	2017
Net revenue from sale and services:
Brazil	87,927,198	89,183,342	77,986,363
Mexico	220,021	207,615	190,205
Uruguay	41,648	48,096	33,873
Venezuela (i)	2,293	68,877	54,788
Other Latin American countries	418,368	425,973	427,875
United States of America and Canada	437,669	465,840	292,709
Far East	74,093	96,394	72,469
Europe	118,917	138,347	119,097
Others	57,768	63,499	52,635

Total	89,297,975	90,697,983	79,230,014

Sales to the foreign market are made substantially by the Oxiteno segment.

(i)	See Note 3.b.3.

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

The Company has a policy for the management of resources, financial instruments, and risks approved by its CA (“Policy”). In accordance with the Policy, the main objectives of financial management are to preserve the value and liquidity of financial assets and ensure financial resources for the development of the business, including expansions. The main financial risks considered in the Policy are market risks (currencies, interest rates and commodities), liquidity and credit. The governance of the management of financial risks follows the segregation of duties below:

The execution of the Policy has done by corporate financial board, through its treasury department, with the assistance of the accounting, legal and tax departments.

The monitoring of compliance of the Policy and possible issues is the responsibility of the Risk and Investment Committee, (“Committee”), which is composed of CFO, Treasury Director, Controller and other directors designated by the CFO. The Committee holds quarterly meetings and monitors the risk standards established by the Policy through a monitoring map on a monthly basis.

Approval of the Policy and the periodic assessment of Company exposure to financial risks are subject to the approval of the CAof Ultrapar.

The Audit and Risks Committee (“CAR”) advises the CA in the assessment of controls, management and exposure of financial risks and revision of Policy. The Risk, Compliance and Audit board monitors of standards compliance of the Policy and reports to the CAR the risks exposure and compliance or noncompliance of the Policy.

b. Currency Risk

Most transactions of the Company, through its subsidiaries, are located in Brazil and, therefore, the reference currency for risk management is the Brazilian Real. Currency risk management is guided by neutrality of currency exposures and considers the risks of the Company and its subsidiaries and their exposure to changes in exchange rates. The Company considers as its main currency exposures the changes in assets and liabilities in foreign currency and the short-term flow of net sales in foreign currency of Oxiteno.

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

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Assets and liabilities in foreign currencies are stated below, translated into Brazilian Reais:

b.1 Assets and Liabilities in Foreign Currencies

In millions of Brazilian Reais	12/31/2019	12/31/2018
Assets in foreign currency
Cash, cash equivalents and financial investments in foreign currency (except hedging instruments)	455.6	254.2
Foreign trade receivables, net of allowance for doubtful accounts and advances to foreign customers	213.5	235.1
Other net assets in foreign (except cash, cash equivalents, financial investments, trade receivables, financing, and payables)	1,445.0	1,384.9

	2,114.1	1,874.2

Liabilities in foreign currency
Financing in foreign currency, gross of transaction costs and discount	(6,895.1)	(5,515.6)
Payables arising from imports, net of advances to foreign suppliers	(344.5)	(567.7)

	(7,239.6)	(6,083.3)

Foreign currency hedging instruments	3,636.4	2,483.0

Net liability position – Total	(1,489.1)	(1,726.1)

Net asset (liability) position – Income statement effect	452.0	282.7
Net liability position – Equity effect	(1,941.1)	(2,008.8)

b.2 Sensitivity Analysis of Assets and Liabilities in Foreign Currency

Scenarios I, II and III were based on 10%, 25% and 50% variations, respectively, applied on the net position of the Company exposed to the currency risk, simulating the effects of appreciation and devaluation of the Real in the income statement and the equity:

The table below shows, in the three scenarios, the effects of exchange rate changes on the net liability position of R$ 1,489.1 million in foreign currency as of December 31, 2019:

In millions of Brazilian Reais	Risk	Scenario I	Scenario II	Scenario III
		Likely	25%	50%
(1) Income statement effect	Real devaluation	45.2	113.0	226.0
(2) Equity effect		(194.1)	(485.3)	(970.6)

(1) + (2)	Net effect	(148.9)	(372.3)	(744.6)

(3) Income statement effect	Real appreciation	(45.2)	(113.0)	(226.0)
(4) Equity effect		194.1	485.3	970.6

(3) + (4)	Net effect	148.9	372.3	744.6

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The table below shows, in the three scenarios, the effects of exchange rate changes on the net liability position of R$ 1,726.1 million in foreign currency as of December 31, 2018:

In millions of Brazilian Reais	Risk	Scenario I	Scenario II	Scenario III
		Likely	25%	50%
(1) Income statement effect	Real devaluation	28.3	70.7	141.4
(2) Equity effect		(200.9)	(502.2)	(1.004.4)

(1) + (2)	Net effect	(172.6)	(431.5)	(863.0)

(3) Income statement effect	Real appreciation	(28.3)	(70.7)	(141.4)
(4) Equity effect		200.9	502.2	1.004.4

(3) + (4)	Net effect	172.6	431.5	863.0

The equity effect refers to cumulative translation adjustments of changes in the exchange rate on equity of foreign subsidiaries (see Notes 2.s.1 and 26.g.2), net investments hedge in foreign entities, cash flow hedge of firm commitment and highly probable transaction (see Note 2.c and “h. Hedge Accounting” below).

c. Interest Rate Risk

The Company and its subsidiaries adopt policies for borrowing and investing financial resources and for capital cost minimization. The financial investments of the Company and its subsidiaries are primarily held in transactions linked to the DI, as set forth in Note 4. Borrowings primarily relate to financing from Banco do Brasil, as well as debentures and borrowings in foreign currency, as shown in Note 16.

The Company attempts to maintain most of its financial interest assets and liabilities at floating rates.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

c.1 Assets and liabilities exposed to floating interest rates

The financial assets and liabilities exposed to floating interest rates are demonstrated below:

In millions of Brazilian Reais	Note	12/31/2019	12/31/2018
DI
Cash equivalents	4.a	1,780.9	3,722.3
Financial investments	4.b	2,610.7	2,537.3
Asset position of foreign exchange hedging instruments—DI	34.g	19.3	33.9
Loans and debentures	16.a	(6,268.6)	(8,440.9)
Liability position of foreign exchange hedging instruments—DI	34.g	(3,318.3)	(2,205.5)
Liability position of fixed interest instruments + IPCA – DI	34.g	(821.9)	(823.5)

Net liability position in DI		(5,997.9)	(5,176.4)

TJLP
Loans – TJLP	16.a	(103.9)	(201.2)

Net liability position in TJLP		(103.9)	(201.2)

LIBOR
Asset position of foreign exchange hedging instruments—LIBOR	34.g	850.3	811.6
Loans—LIBOR	16.a	(1,457.3)	(1,437.1)

Net liability position in LIBOR		(607.0)	(625.5)

TIIE
Loans—TIIE	16.a	0	(4.0)

Net liability position in TIIE		0	(4.0)

SELIC
Loans – SELIC	16.a	(30.4)	(51.5)

Net liability position in SELIC		(30.4)	(51.5)

Total net liability position exposed to floating interest		(6,739.2)	(6,058.6)

c.2 Sensitivity Analysis of Floating Interest Rate Risk

For sensitivity analysis of floating interest rate risk, the Company used the accumulated amount of the reference indexes (DI, TJLP, LIBOR, TIIE and SELIC) as a base scenario. Scenarios I, II and III were based on 10%, 25% and 50% variations, respectively, applied in the floating interest rate of the base scenario:

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The tables below show the incremental expenses and income that would be recognized in financial income, due to the effect of floating interest rate changes in different scenarios.

		12/31/2019
In millions of Brazilian Reais	Risk	Scenario I	Scenario II	Scenario III
		Likely	25%	50%
Exposure of interest rate risk
Interest effect on cash equivalents and financial investments	Increase in DI	29.3	73.3	146.5
Foreign exchange hedging instruments (assets in CDI) effect	Increase in DI	0.1	0.1	0.3
Interest effect on debt in DI	Increase in DI	(44.5)	(111.2)	(222.3)
Interest rate hedging instruments (liabilities in CDI) effect	Increase in DI	(39.2)	(85.6)	(162.9)

Incremental expenses		(54.3)	(123.4)	(238.4)

Interest effect on debt in TJLP	Increase in TJLP	(1.2)	(3.0)	(6.1)

Incremental expenses		(1.2)	(3.0)	(6.1)

Foreign exchange hedging instruments (assets in LIBOR) effect	Increase in LIBOR	1.7	4.3	8.6
Interest effect on debt in LIBOR	Increase in LIBOR	(3.6)	(8.9)	(17.8)

Incremental expenses		(1.9)	(4.6)	(9.2)

Interest effect on debt in TIIE	Increase in TIIE	0	0	0

Incremental expenses		0	0	0

Interest effect on debt in SELIC	Increase in SELIC	(0.3)	(0.6)	(1.3)

Incremental expenses		(0.3)	(0.6)	(1.3)

		12/31/2018
In millions of Brazilian Reais	Risk	Scenario I	Scenario II	Scenario III
		Likely	25%	50%
Exposure of interest rate risk
Interest effect on cash equivalents and financial investments	Increase in DI	32.7	81.7	163.3
Foreign exchange hedging instruments (assets in DI) effect	Increase in DI	0.1	0.2	0.5
Interest effect on debt in DI	Increase in DI	(55.0)	(137.4)	(274.9)
Interest rate hedging instruments (liabilities in DI) effect	Increase in DI	(33.7)	(73.4)	(139.6)

Incremental expenses		(55.9)	(128.9)	(250.7)

Interest effect on debt in TJLP	Increase in TJLP	(1.7)	(4.2)	(8.3)

Incremental expenses		(1.7)	(4.2)	(8.3)

Foreign exchange hedging instruments (assets in LIBOR) effect	Increase in LIBOR	2.8	6.9	13.9
Interest effect on debt in LIBOR	Increase in LIBOR	(3.6)	(9.1)	(18.1)

Incremental expenses		(0.8)	(2.2)	(4.2)

Interest effect on debt in TIIE	Increase in TIIE	(0.1)	(0.3)	(0.5)

Incremental expenses		(0.1)	(0.3)	(0.5)

Interest effect on debt in SELIC	Increase in SELIC	(0.4)	(1.0)	(2.0)

Incremental expenses		(0.4)	(1.0)	(2.0)

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

The credit risk of financial institution and government of cash, cash equivalents and financial investments is summarized below:

	Fair Value
Counterparty credit rating	12/31/2019	12/31/2018
AAA	4,906,077	5,933,671
AA	331,512	707,358
A	418,020	262,553
BBB	56,488	90,824

Total	5,712,097	6,994,406

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

The expected credit losses are calculated by the expected loss approach based on the probability of default rates. Loss rates are calculated on the basis of the average probability of a receivable amount to advance through successive stages of default until full write-off. The probability of default calculation takes into account a credit risk score for each exposure, based on data considered to be capable of foreseeing the risk of loss (external classifications, audited financial statements, cash flow projections, customer information available in the press, for example), with addition of the credit assessment based on experience.

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

The subsidiaries of the Company request guarantees related to trade receivables and other receivables in specific situations to customers, but these guarantees don’t influence in the calculation of risk of loss. The subsidiaries of the Company maintained the following allowance for expected losses on doubtful accounts balances on trade receivables:

	12/31/2019	12/31/2018
Ipiranga	447,235	442,486
Ultragaz	94,985	61,975
Oxiteno	13,252	12,371
Extrafarma	3,419	5,858
Ultracargo	2,001	2,089

Total	560,892	524,779

The table below presents information about credit risk exposure:

	12/31/2019			12/31/2018
	Weighted average rate of losses	Accounting balance	Provision for losses	Weighted average rate of losses	Accounting balance	Provision for losses
Current	1.3%	3,843,803	50,198	1.5%	4,372,784	66,208
less than 30 days	2.1%	185,612	3,975	4.0%	132,884	5,344
31-60 days	7.1%	37,801	2,688	7.9%	68,733	5,396
61-90 days	20.4%	24,861	5,062	11.3%	59,006	6,664
91-180 days	41.8%	91,633	38,337	55.8%	105,703	58,959
more than 180 days	53.1%	867,618	460,632	58.6%	652,075	382,208

		5,051,328	560,892		5,391,185	524,779

The information about expected losses on doubtful accounts balances by geographic area are as follows:

	12/31/2019	12/31/2018
Brasil	550,928	513,136
México	1,123	621
Uruguai	267	257
Outros países da América Latina	561	1,750
Estados Unidos e Canadá	889	1,394
Europa	7,075	6,842
Outros	49	779

	560,892	524,779

For further information about the allowance for expected losses on doubtful accounts, see Notes 5.a and 5.b.

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

On December 31, 2019, the gross indebtedness due over the next twelve months totaled R$ 1,532.0 million, including estimated interests on loans (for quantitative information, see Note 16.a). Furthermore, the investment plan for 2020 totaled R$ 1,771 million. On December 31, 2019, the Company and its subsidiaries had R$ 5,205.6 million in cash, cash equivalents, and short-term financial investments (for quantitative information, see Note 4).

The table below presents a summary of financial liabilities as of December 31, 2019 by the Company and its subsidiaries, listed by maturity. The amounts disclosed in this table are the contractual undiscounted cash outflows, and, therefore, these amounts may be different from the amounts disclosed on the balance sheet.

	In millions of Brazilian Reais
Financial liabilities	Total	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
Loans including future contractual interest (1) (2)	17,224.8	1,532.0	5,954.9	4,686.3	5,051.5
Currency and interest rate hedging instruments (3)	588.4	131.1	143.7	129.3	184.3
Trade payables	2,700.1	2,700.1	0	0	0
Leases payable	2,043.8	310.0	904.7	508.7	320.4

(1)

To calculate the estimated interest on loans some macroeconomic assumptions were used, including averaging for the period the following: (i) DI of % 4.40% to 2020, 4.95% to 2021, 5.57% to 2022 and 6.01% to 2023, (ii) exchange rate of the Real against the U.S. dollar of R$ 4,05 in 2020, R$ 4.17 in 2021, R$ 4.33 in 2022, R$ 4.52 in 2023, R$ 4.73 in 2024, R$ 4.93 in 2025, R$ 5.13 in 2026, R$ 5.34 in 2027, R$ 5.56 in 2028 and R$ 5.78 in 2029 (iii) TJLP of 5.57%, (iv) IGP-M of 4.18% in 2020, 3.99% in 2021, 3.75% in 2022, 3.58% as from 2023 and (v) IPCA of 3.46% in 2020, 3.45% in 2021, 3.50% in 2022 and 3.25% as from 2023(source:B3, Bulletin Focus and financial institutions).

(2)	Includes estimated interest payments on short-term and long-term loans until the payment date.
(3)

The currency and interest rate hedging instruments were estimated based on projected U.S dollar futures contracts and the futures curves of DI x Pre and Pre x IPCA contracts quoted on B3 on December 28, 2019 and on the futures curve of LIBOR (ICE—IntercontinentalExchange) and commodities heating oil contracts and RBOB quoted on New York Mercantile Exchange (“NYMEX”) on December 31, 2019. In the table above, only the hedging instruments with negative results at the time of settlement were considered.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

f. Capital Management

The Company manages its capital structure based on indicators and benchmarks. The key performance indicators related to the capital structure management are the weighted average cost of capital, net debt / EBITDA, interest coverage, and indebtedness / equity ratios. Net debt is composed of cash, cash equivalents, and financial investments (see Note 4) and loans, including debentures (see Note 16). The Company can change its capital structure depending on the economic and financial conditions, in order to optimize its financial leverage and capital management. The Company seeks to improve its return on invested capital by implementing efficient working capital management and a selective investment program.

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

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes the position of hedging instruments entered by the Company and its subsidiaries:

Designated as hedge accounting

Product	Hedged object	Rates agreement		Maturity	Notional amount[1]				Fair value
		Assets	Liabilities		12/31/2019		12/31/2018		12/31/2019	12/31/2018
									R$ million	R$ million
Foreign exchange swap	Debt	USD + 4.51%	104.0% DI	nov-23	USD	245.0	USD	245.0	69.3	(10.3)
Foreign exchange swap	Debt	LIBOR-3M + 1.11% = 4.1%	105.0% DI	jul-23	USD	150.0	USD	150.0	75.0	45.6
Interest rate swap	Debt	4.57% + IPCA	95.8% DI	oct-24	R$	806.1	R$	806.1	144.1	35.6
Interest rate swap	Debt	6.47%	100% DI	nov-24	R$	90.0		—	0.6	—
Zero Cost Collar	Operating margin	Put USD 3.68	Call USD 4.60	dec-20	USD	60.0	USD	149.4	(0.1)	0.3

									288.9	71.2

Not designated as hedge accounting

Product	Hedged object	Rates agreement		Maturity	Notional amount[1]				Fair value
		Assets	Liabilities		12/31/2019		12/31/2018		12/31/2019	12/31/2018
									R$ million	R$ million
Foreign exchange swap	Debt	USD + 3.60%	65.0% DI	jun-29	USD	853.0	USD	758.3	353.5	246.5
Foreign exchange swap	Debt	LIBOR-3M + 2.0% = 4.3%	105.9% DI	jun-20	USD	60.0	USD	60.0	48.5	38.0
Foreign exchange swap	Firm commitments	USD + 0.00%	39.9% DI	oct-19	USD	17.9	USD	98.5	(2.2)	(8.6)
Foreign exchange swap	Operating margin	34.8% DI	USD + 0.00%	feb-20	USD	4.7	USD	8.9	0.6	0.1
NDF	Firm commitments	BRL	USD	jan-20	USD	71.6		—	(1.1)	—
Term	Firm commitments	BRL	Heating oil / RBOB	jan-20	USD	56.0		—	(1.3)	—

									398.0	276.0

(1)	In million. Currency as indicated.

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

The foreign exchange hedging instruments designated as fair value hedge are:

In millions, except the DI %	12/31/2019	12/31/2018
Notional amount – US$	395.0	395.0
Result of hedging instruments – gain/(loss) – R$	79.5	149.2
Fair value adjustment of debt – R$	(36.8)	(28.5)
Financial expense in the statements of profit or loss – R$	(130.3)	(215.9)
Average effective cost – DI %	104.4	104.4

For more information, see Note 16.c.1.

The interest rate hedging instruments designated as fair value hedge are:

In millions, except the DI %	12/31/2019	12/31/2018
Notional amount – R$	806.1	806.1
Result of hedging instruments – gain/(loss) – R$	73.0	25.8
Fair value adjustment of debt – R$	(77.0)	(13.3)
Financial expense in the statements of profit or loss – R$	(68.1)	(50.2)
Average effective cost – DI %	95.8	95.8

For more information, see Notes 16.g.2, 16.g.4 and 16.g.6.

In millions, except the DI %	12/31/2019	12/31/2018
Notional amount – R$	90.0	—
Result of hedging instruments – gain/(loss) – R$	0.6	—
Fair value adjustment of debt – R$	(0.2)	—
Financial expense in the statements of profit or loss – R$	(0.4)	—
Average effective cost – CDI %	99.9	—

For more information, see Note 16.g.7.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

h.2 Cash flow hedge

The Company and its subsidiaries designate, as cash flow hedge of firm commitment and highly probable transactions, derivative financial instruments to hedge firm commitments and non-derivative financial instruments to hedge highly probable future transactions, to hedge against fluctuations arising from changes in exchange rate.

On December 31, 2019, the Company had no exchange rate and commodities hedging instruments of firm commitments designated as cash flow hedges. For the exchange rate and commodities hedging instruments settled in 2019, a loss of R$ 29.1 million (a gain of R$ 10.7 million for the period ended on December 31, 2018) was recognized in the statement of profit or loss.

On December 31, 2019, the notional amount of foreign exchange hedging instruments for highly probable future transactions designated as cash flow hedge, related to notes in the foreign market totaled US$ 550.0 million (US$ 570.0 million on December 31, 2018). On December 31, 2019, the unrealized loss of “Other comprehensive income” is R$ 293.3 million (loss of R$ 243.7 million on December 31, 2018), net of deferred IRPJ and CSLL.

On December 31, 2019, the notional amount of foreign exchange hedging instruments for highly probable future transactions designated as cash flow hedge, related to future sales revenues of Oxiteno (zero cost collars) totaled US$ 60.0 million (US$ 149.4 million on December 31, 2018). On December 31, 2019, the unrealized loss of “Other comprehensive income” is R$ 0.1 million (gain of R$ 0.2 million on December 31, 2018), net of deferred IRPJ and CSLL.

h.3 Net investment hedge in foreign entities

The Company and its subsidiaries designate, as net investment hedge in foreign entities, notes in the foreign market, for hedging net investment in foreign entities, to offset changes in exchange rates.

On December 31, 2019, the balance of foreign exchange hedging instruments designated as net investments hedge in foreign entities, related to part of the investments made in entities which functional currency is other than the Brazilian Real, totaled US$ 95.0 million (US$ 96.0 million on December 31, 2018).On December 31, 2019, the unrealized loss of “Other comprehensive income” is R$ 55.7 million (loss of R$ 45.9 million on December 31, 2018), net of deferred income and social contribution taxes. The effects of exchange rate changes on investments and hedging instruments were offset in equity.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

i. Gains (losses) on Hedging Instruments

The following tables summarize the value of gains (losses) recognized, which affected the equity of the Company and its subsidiaries:

	2019
	R$ million
	Profit or loss	Equity
a – Exchange rate swaps receivable in U.S. dollars (i) (ii)	230.0	0.0
b – Exchange rate swaps payable in U.S. dollars (ii)	(1.7)	(0.1)
c – Interest rate swaps in R$ (iii)	(4.0)	0
d – Non-derivative financial instruments (iv)	(262.1)	(349.0)

Total	(37.8)	(349.0)

	2018
	R$ million
	Profit or loss	Equity
a – Exchange rate swaps receivable in U.S. dollars (i) (ii)	181.5	—
b – Exchange rate swaps payable in U.S. dollars (ii)	(3.8)	0.2
c – Interest rate swaps in R$ (iii)	12.5	—
d – Non-derivative financial instruments (iv)	(134.0)	(289.6)

Total	56.2	(289.4)

	2017
	R$ million
	Profit or loss	Equity
a – Exchange rate swaps receivable in U.S. dollars (i) (ii)	(72.1)	5.3
b – Exchange rate swaps payable in U.S. dollars (ii)	3.2	—
c – Interest rate swaps in R$ (iii)	15.9	—
d – Non-derivative financial instruments (iv)	(104.2)	(36.7)

Total	(157.2)	(31.4)

(i)	Does not consider the effect of exchange rate variation of exchange Swaps receivable in U.S. dollars when this effect is offset in the gain or loss of the hedged item (debt/firm commitments);
(ii)	Considers the designation effect of foreign exchange hedging;
(iii)	Considers the designation effect of interest rate hedging in Brazilian Reais; and
(iv)	Considers the results of notes in the foreign market (for further information see Note 16.b).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

j. Fair Value of Financial Instruments

The fair values and the carrying values of the financial instruments, including currency and interest rate hedging instruments, are stated below:

			12/31/2019		12/31/2018
	Category	Note	Carrying value	Fair value	Carrying value	Fair value
Financial assets:
Cash and cash equivalents
Cash and bank deposits	Measured at amortized cost	4.a	284,992	284,992	205,482	205,482
Financial investments in local currency	Measured at fair value through other comprehensive income	4.a	1,780,939	1,780,939	3,722,308	3,722,308
Financial investments in foreign currency	Measured at fair value through profit or loss	4.a	49,448	49,448	11,161	11,161
Financial investments:
Fixed-income securities and funds in local currency	Measured at fair value through profit or loss	4.b	1,937,967	1,937,967	2,462,018	2,462,018
Fixed-income securities and funds in local currency	Measured at fair value through other comprehensive income	4.b	595,816	595,816	2,208	2,208
Fixed-income securities and funds in local currency	Measured at amortized cost	4.b	76,904	76,904	73,089	73,089
Fixed-income securities and funds in foreign currency	Measured at fair value through other comprehensive income	4.b	303,417	303,417	154,811	154,811
Currency and interest rate hedging and commodities instruments	Measured at fair value through profit or loss	4.b	682,615	682,615	363,329	363,329
Trade Receivables	Measured at amortized cost	5.a	3,689,500	3,663,247	4,150,876	4,111,971
Reseller Financing	Measured at amortized cost	5.b	800,936	839,090	715,530	752,471

Total			10,202,533	10,214,435	11,860,812	11,858,848

Financial liabilities:
Financing	Measured at fair value through profit or loss	16.a	1,666,092	1,666,092	1,567,374	1,567,374
Financing	Measured at amortized cost	16.a	6,008,415	7,268,742	6,889,310	6,840,079
Debentures	Measured at amortized cost	16.a	5,657,339	5,603,669	5,826,242	5,770,979
Debentures	Measured at fair value through profit or loss	16.a	1,030,892	1,030,891	833,213	833,213
Leases payable	Measured at amortized cost	13	1,588,673	1,588,673	46,066	46,066
Commodities, currency and interest rate hedging instruments	Measured at fair value through profit or loss	16	29,985	29,985	43,944	43,944
Trade payable	Measured at amortized cost	17	2,700,071	2,678,808	2,731,677	2,710,352
Subscription warrants – indemnification	Measured at fair value through profit or loss	25	130,657	130,657	123,095	123,095

Total			18,812,123	19,997,517	18,060,921	17,935,102

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

•

The subscription warrants – indemnification were measured based on the share price of Ultrapar (UGPA3) at the financial statements date and are adjusted to the Company’s dividend yield, since the exercise is only possible starting in 2020 onwards and they are not entitled to dividends until then. The number of shares of subscription warrants – indemnification is also adjusted according to the changes in the amounts of provision for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014. (See Note 25).

•	The fair value calculation of notes in the foreign market (see Note 16.b) is based on the quoted price in an active market.

The fair value of other financial investments, financing and leases payable was determined using calculation methodologies commonly used for mark-to-market reporting, which consist of calculating future cash flows associated with each instrument adopted and adjusting them to present value at the market rates as of the date of the financial statements. For some cases where there is no active market for the financial instrument, the Company and its subsidiaries can use quotes provided by the transaction counterparties.

The interpretation of market information on the choice of calculation methodologies for the fair value requires considerable judgment and estimates to obtain a value deemed appropriate to each situation. Consequently, the estimates presented do not necessary indicate the amounts that may be realizable in the current market.

Financial instruments were classified as financial assets or liabilities measured at amortized cost, except (i) all exchange rate and interest rate hedging instruments, which are measured at fair value through profit or loss, financial investments classified as measured at fair value through profit or loss and financial investments that are classified as measured at fair value through other comprehensive income (see Note 4.b), (ii) loans and financing measured at fair value through profit or loss (see Note 16.a), (iii) guarantees to customers that have vendor arrangements (see Note 16.i), which are measured at fair value through profit or loss, and (iv) subscription warrants – indemnification, which are measured at fair value through profit or loss (see Note 25). Cash, banks, trade receivables and reseller financing are classified as measured at amortized cost. Trade payables, leases payable and other payables are classified as financial liabilities measured at amortized cost.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

j.1 Fair Value Hierarchy of Financial Instruments

The financial instruments are classified in the following categories:

(a)	Level 1—prices negotiated (without adjustment) in active markets for identical assets or liabilities;
(b)	Level 2—inputs other than prices negotiated in active markets included in Level 1 and observable for the asset or liability, either directly (as prices) or indirectly (derived from prices).

The table below shows the categories of the financial assets and financial liabilities:

	Category	Note	12/31/2019	Level 1	Level 2
Financial assets:
Cash equivalents
Cash and banks	Measured at amortized cost	4.a	284,992	284,992	—
Financial investments in local currency	Measured at fair value through other comprehensive income	4.a	1,780,939	—	1,780,939
Financial investments in foreign currency	Measured at fair value through profit or loss	4.a	49,448	49,448	—
Financial investments:
Fixed-income securities and funds in local currency	Measured at fair value through profit or loss	4.b	1,937,967	1,937,967	—
Fixed-income securities and funds in local currency	Measured at fair value through other comprehensive income	4.b	595,816	—	595,816
Fixed-income securities and funds in local currency	Measured at amortized cost	4.b	76,904	—	76,904
Fixed-income securities and funds in foreign currency	Measured at fair value through other comprehensive income	4.b	303,417	18,985	284,432
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4.b	682,615	—	682,615
Trade Receivables	Measured at amortized cost	5.a	3,663,247	—	3,663,247

Reseller Financing	Measured at amortized cost	5.b	839,090	—	839,090

Total			10,214,435	2,291,392	7,923,043

Financial liabilities:
Financing	Measured at fair value through profit or loss	16	1,666,092	—	1,666,092
Financing	Measured at amortized cost	16	7,268,742	4,587,932	2,680,810
Debentures	Measured at amortized cost	16	5,603,669	—	5,603,669
Debentures	Measured at fair value through profit or loss	16	1,030,891	—	1,030,891
Leases payable	Measured at amortized cost	13	1,588,673	—	1,588,673
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	16	29,985	—	29,985
Trade payables	Measured at amortized cost	17	2,678,808	—	2,678,808

Subscription warrants – indemnification (1)	Measured at fair value through profit or loss	25	130,657	—	130,657

Total			19,997,517	4,587,932	15,409,585

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Category	Note	12/31/2019	Level 1	Level 2
Financial assets:
Cash equivalents
Cash and banks	Measured at amortized cost	4.a	205,482	205,482	—
Financial investments in local currency	Measured at fair value through other comprehensive income	4.a	3,722,308	—	3,722,308
Financial investments in foreign currency	Measured at fair value through profit or loss	4.a	11,161	11,161	—
Financial investments:
Fixed-income securities and funds in local currency	Measured at fair value through profit or loss	4.b	2,462,018	2,462,018	—
Fixed-income securities and funds in local currency	Measured at fair value through other comprehensive income	4.b	2,208	—	2,208
Fixed-income securities and funds in local currency	Measured at amortized cost	4.b	73,089	—	73,089
Fixed-income securities and funds in foreign currency	Measured at fair value through other comprehensive income	4.b	154,811	1,666	153,145
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4.b	363,329	—	363,329
Trade Receivables	Measured at amortized cost	5.a	4,111,971	—	4,111,971
Reseller Financing	Measured at amortized cost	5.b	752,471	—	752,471

Total			11,858,848	2,680,327	9,178,521

Financial liabilities:
Financing	Measured at fair value through profit or loss	16.a	1,567,374	—	1,567,374
Financing	Measured at amortized cost	16.a	6,840,079	2,841,436	3,998,643
Debentures	Measured at amortized cost	16.a	5,770,979	—	5,770,979
Debentures	Measured at fair value through profit or loss	16.a	833,213	—	833,213
Leases payable	Measured at amortized cost	13	46,066	—	46,066
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	16.a	43,944	—	43,944
Trade payables	Measured at amortized cost	17	2,710,352	—	2,710,352

Subscription warrants – indemnification (1)	Measured at fair value through profit or loss	25	123,095	—	123,095

Total			17,935,102	2.841.436	15,093,666

(1)	Refers to subscription warrants issued by the Company in the Extrafarma acquisition.

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

For the sensitivity analysis of foreign exchange hedging instruments as of December 31, 2019 and December 31, 2018, management adopted as a likely scenario the Real/U.S. dollar exchange rates at maturity of each swap, projected by U.S dollar futures contracts quoted on B3. As a reference, the exchange rate for the last maturity of foreign exchange hedging instruments is R$ 5.76 (R$ 5.86 as of December 31, 2018) in the likely scenario. Scenarios II and III were estimated with a 25% and 50% additional appreciation or depreciation of the Brazilian Real against the likely scenario, according to the risk to which the hedged item is exposed.

Based on the balances of the hedging instruments and hedged items as of December 31, 2019 and December 31, 2018, the exchange rates were replaced, and the changes between the new balance in Brazilian Reais and the original balance in Brazilian Reais were calculated in each of the three scenarios. The table below shows the change in the values of the main derivative instruments and their hedged items, considering the changes in the exchange rate in the different scenarios:

12/31/2019	Risk	Scenario I Likely	Scenario II	Scenario III
Currency swaps receivable in U.S. dollars
(1) U.S. Dollar / Real swaps	Dollar	700,499	1,668,202	2,635,905
(2) Debts/firm commitments in dollars	appreciation	(700,465)	(1,668,031)	(2,635,596)

(1)+(2)	Net effect	34	172	309

Currency swaps payable in U.S. dollars
(3) Real / U.S. Dollar swaps	Dollar	376	62,559	124,742
(4) Gross margin of Oxiteno	devaluation	(376)	(62,559)	(124,742)

(3)+(4)	Net effect	0	0	0

Options
(5) Options Real / U.S. Dollar swaps	Dollar	0	42,101	102,917
(6) Gross margin of Oxiteno	devaluation	0	(42,101)	(102,917)

(5)+(6)	Net effect	0	0	0

12/31/2018	Risk	Scenario I Likely	Scenario II	Scenario III
Currency swaps receivable in U.S. dollars
(1) U.S. Dollar / Real swaps	Dollar	372,022	1,039,669	1,707,316
(2) Debts/firm commitments in dollars	appreciation	(372,019)	(1,039,661)	(1,707,303)

(1)+(2)	Net effect	3	8	13

Currency swaps payable in U.S. dollars
(3) Real / U.S. Dollar swaps	Dollar	(65)	8,545	17,154
(4) Gross margin of Oxiteno	devaluation	65	(8,545)	(17,154)

(3)+(4)	Net effect	—	—	—

Options
(5) Options Real / U.S. Dollar swaps	Dollar	—	97,938	244,572
(6) Gross margin of Oxiteno	devaluation	—	(97,938)	(244,572)

(5)+(6)	Net effect	—	—	—

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

For sensitivity analysis of hedging instruments for interest rates in Brazilian Reais as of December 31, 2019 and 2018, the Company used the futures curve of the DI x Pre contract quoted on B3 as of December 31, 2019 for each of the swap and debt (hedged item) maturities, to determine the likely scenarios. Scenarios II and III were estimated based on a 25% and 50% deterioration, respectively, of the likely scenario pre-fixed interest rate.

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

12/31/2019	Risk	Scenario I Likely	Scenario II	Scenario III
Swap de taxa de juros (em Reais) – Debentures—CRA
(1) Fixed rate swap—DI	Decrease in	(195,123)	(137,260)	(74,027)
(2) Fixed rate debt	Pre-fixed rate	195,123	137,260	74,027

(1) + (2)	Net effect	0	0	0

12/31/2018	Risk	Scenario I Likely	Scenario II	Scenario III
Interest rate swap (in Brazilian Reais) – Debentures—CRA
(1) Fixed rate swap—DI	Decrease in	(311,993)	(254,409)	(188,047)
(2) Fixed rate debt	Pre-fixed rate	311,993	254,409	188,047

(1) + (2)	Net effect	—	—	—

For the sensitivity analysis of the commodity price swings hedging instruments on December 31, 2019, the Company used the futures heating oil and gasoline (RBOB) contracts quoted on NYMEX. Scenarios II and III were estimated based on 25% and 50% deterioration, respectively, of the likely scenario commodity price.

Based on the balances of the hedging instruments and the objects hedged on December 31, 2019, prices were substituted and the variations between the new balance in Reais and the balance in Reais in the report date were calculated in each of the three scenarios. The table below shows the variation of the amounts of the derivative instruments and their objects of hedge, considering the variations in commodity prices in the different scenarios:

12/31/2019	Risk	Scenario I Likely	Scenario II	Scenario III
NDF Commodities
(1) NDF of Commodities	Decrease in	100,542	1,490,893	2,881,245
(2) Gross margin from Ipiranga	Commodities Price	(100,542)	(1,490,893)	(2,881,245)

(1) + (2)	Net effect	0	0	0

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

If the annual movement is less than the minimum contractual movement, the subsidiary is liable to pay the difference between the effective movement and the minimum contractual movement, based on the port tariff rates in effect on the date established for payment. As of December 31, 2019, these rates were R$ 8.37 per ton for Aratu and R$ 2.54 per ton for Suape. The subsidiary has met the minimum cargo movement required since the beginning of the contractual agreements.

a.2 Subsidiary Oxiteno S.A. has a supply agreement with Braskem S.A. which establishes and regulates the conditions for the supply of ethylene to Oxiteno based on the international market for this product. These contracts establish a minimum commitment to according to the table below:

Plant	Minimum purchase (tons) per year	Maturity
Camaçari	205,000	2021
Mauá	44,100	2023

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

Maximum compensation value (*)
Oxiteno	US$ 1.142 (equivalent to R$ 4,603 million as of 12/31/2019) (*)
Ipiranga	R$ 1.025
Ultracargo	R$ 949
Ultragaz	R$ 266
Extrafarma	R$ 160

(*)	In millions. In accordance with policy conditions.

The General Liability Insurance program covers the Company and its subsidiaries with a maximum aggregate coverage of US$ 400 million (equivalent to R$ 1,612 million as of December 31, 2019), against losses caused to third parties as a result of accidents related to commercial and industrial operations and/or distribution and sale of products and services.

The Company maintains liability insurance policies for directors and executive officers to indemnify the members of the Board of Directors (D&O), fiscal council, directors and executive officers of Ultrapar and its subsidiaries (“Insured”) in the total amount of US$ 80 million (equivalent to R$ 322 million as of December 31, 2019), which cover any of the Insured liabilities resulting from wrongful acts, including any act or omission committed or attempted, except if the act, omission or the claim is consequence of gross negligence or willful misconduct.

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

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

c. Area port lease

On March 22, 2019, Ultrapar, through its subsidiary IPP, won the port concessions of three areas with minimum storage capacity of 64 thousand m³ (unaudited) located at the port of Cabedelo, in the state of Paraíba, and one area with minimum storage capacity of 66 thousand m³ (unaudited) at the port of Vitória, in the state of Espírito Santo, which will be designated for handling, storage and distribution of fuels. These concessions were carried out by two consortiums of which IPP holds one third of the total participation. For the port of Cabedelo, the companies Nordeste Logística I, Nordeste Logística II and Nordeste Logística III were incorporated, in partnership with Raízen Combustível S.A. and Petrobrás Distribuidora S.A. For the port of Vitória, the company Navegantes was incorporated, in partnership with Raízen Combustível S.A. and Petrobrás Distribuidora S.A. The total investments regarding IPP’s stake sums up to R$160 million for a concession term of 25 years.

On April 5, 2019, Company, through its subsidiary IPP and Tequimar, also won three concessions. IPP won two concessions in the port of Miramar, in Belém, state of Pará: (i) area BEL02A, through a consortium 50% owned by IPP, that shall have minimum storage capacity of 41 thousand m³ (unaudited), and (ii) area BEL04A, which is currently operated by IPP with minimum storage capacity of 23 thousand m³ (unaudited). Such areas will be operated for at least 15 years, according to the auction notice. For the area BEL02, Latitude was incorporated, together with Petróleo Sabbá S.A.. Tequimar won the concession of area VDC12 in the port of Vila do Conde, in Barcarena, state of Pará. The minimum storage capacity will be 59 thousand m³ (unaudited). The area will be operated by Tequimar for at least 25 years, according to the auction notice. For the area VDC12, Tequimar Vila do Conde Logística Portuária S.A. was incorporated (see Note 3.b). The estimated investments regarding the participation of IPP and Tequimar sums up to R$ 450 million, approximately, to be disbursed throughout the next five years including the auction grants and the minimum investment required for these areas.

36. Subsequent Event

In February 19, 2020, the Company’s Board of Directors confirmed the issuance of 2,108,542 common shares within the authorized capital limit provided by the art. 6 of the Bylaws, due to the partial exercise of the rights conferred by the subscription warrants (see note 25) issued by the Company when the merger of all Extrafarma shares by the Company, approved by the extraordinary general meeting of the Company held in January 31, 2014. The share capital of the Company will therefore be represented by 1,114,918,734 common shares, all of which are registered and with no par value.

Clarifications on the impacts of COVID-19

The World Health Organization (“WHO”) declared a coronavirus pandemic (COVID-19) on March 11, 2020. To contain a spread of the virus in Brazil, the Ministry of Health (“MH”) and the state governments announced several actions to reduce the agglomeration and movement of people, including the closing of commerce, parks and common areas. These actions could affect the Company’s sales volume, operating cash generation and the financial situation. In this context, the Company created a Crisis Committee to keep up with it and monitor the main risks and adopt preventive and emergency measures to reduce the pandemic effects. Brazilian laws and decrees were issued to define public services and essential activities in the context of the actions adopted to face the pandemic and the Company’s operational activities are classified as essential. Consequently, they haven’t been directly affected and remain in normal operation. In this case, the Company is following the orientations of the MH and the WHO to preserve the integrity of its employees, collaborators and continuity of operations.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

It is also unclear the extent to which our financial statements for periods after December 31, 2019 may be affected by the business, operational and financial impacts of the COVID-19 pandemic. Certain of our financial risk assessments and our impairment tests, in connection with the preparation of our financial statements, may be impacted by the COVID-19 pandemic, which may adversely impact our financial position. The following areas may be particularly affected, among others: accounts receivable deriving from possible increase in delinquency rates by our trade debtors, possible reduction in recognized amounts of deferred tax assets at Oxiteno and at Extrafarma as future profits may decrease and the possible reduction of the goodwill value at Extrafarma in light of lower forecasts of business profitability, any or all of which may potentially result in impairment charges. For instance, as a result of the restrictions imposed by states of Brazil on movement of people and the operation of businesses in many parts in the country, our Ipiranga segment has experienced a decrease in demand for fuel since these restrictions begain. In addition, the increased volatility in financial markets may impact our financial results where a fair value approach is required.

In view of the uncertainty generated by the ongoing COVID-19 pandemic, in March and April 2020, the Company and its subsidiary Ipiranga obtained R$1.48 billion of additional funding with a one year maturity, comprising R$1.3 billion of promissory notes issued in the Brazilian capital markets and a bank credit note of R$180 million. The purpose of these funding transactions was to reinforce our liquidity and cash position.

Prior to the onset of the COVID-19 pandemic, the Company’s investment plan for 2020 totaled R$1,771 million and was indicative of the Company’s commitment to the sustainable growth of its businesses and selectivity in capital allocation. In light of the ongoing COVID-19 pandemic, on April 1, 2020, the Company announced that its investment plan for 2020 will be reduced by approximately 30% in order to preserve cash. It remains unclear how the COVID-19 pandemic will evolve through 2020 and beyond and there is significant uncertainty relating to the extent of the impact of the ongoing COVID-19 pandemic on our businesses and the global economy in general and we will continue to monitor the situation as it evolves, and our investment plan may be further modified in response to the impacts of the ongoing COVID-19 pandemic.

119