Form 20-F
period 2020-12-31
ULTRAPAR HOLDINGS INC
filed 2021-04-29
CIK 1094972

As filed with the Securities and Exchange Commission on April 29, 2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

The number of outstanding shares of each class as of December 31, 2020.

Title of Class	Number of Shares Outstanding
Common Stock	1,088,040,976

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

INTRODUCTION

Ultrapar is a Brazilian company with its origins in 1937, when Ernesto Igel founded Ultragaz. Since then, Ultrapar has grown and expanded to new markets, becoming one of the largest corporate groups in Brazil. As of the date of this annual report, Ultrapar owns the following main businesses: Ipiranga, Ultragaz and Ultracargo (oil & gas downstream segment), Oxiteno (specialty chemicals), Extrafarma (retail pharmacy) and abastece aí (digital payments).

Since 1999, Ultrapar’s shares are traded under an ADR Level III program on the New York Stock Exchange – NYSE, and on the São Paulo Stock Exchange, B3 S.A. Since 2011, the Company’s shares have been listed on B3’s Novo Mercado segment.

•        As of December 31, 2020, Ultragaz was the leader in LPG distribution in Brazil, one of the largest markets worldwide. Ultragaz had a 23.1% market share in 2020 according to ANP and was one of the largest independent LPG distributors in the world in terms of volume sold. See “Item 4.B. Information on the Company—Business Overview—Distribution of Liquefied Petroleum Gas—Ultragaz—Competition”. As of December 31, 2020, we delivered LPG to an estimated 11 million households through a network of approximately 5.1 thousand independent retailers in the bottled segment and to approximately 58 thousand customers in the bulk segment. In 2020, Ultragaz’s total LPG volume sold was 1.7 million tons.

•        Ultracargo is the largest private company in the liquid bulk storage industry in Brazil, with six terminals and storage capacity of 838 thousand cubic meters as of December 31, 2020, providing it with leading positions in the main ports in Brazil.

•        Oxiteno is a major producer of specialty chemicals and one of the largest producers of ethylene oxide and its main derivatives in Latin America, according to IHS Chemical. Oxiteno has eleven industrial units: six in Brazil, three in Mexico, one in the United States, and one in Uruguay, commercial offices in Argentina, Belgium, China and Colombia, and research and development centers in Brazil, Mexico, the United States, and China. For the year ended December 31, 2020, Oxiteno sold 753 thousand tons of chemical products.

•         Ipiranga is one of the largest fuel distributors in Brazil, with a network of 7,107 service stations and 18.5% market share in 2020 according to ANP. In addition to the service stations, Ipiranga has 1,804 AmPm convenience stores. See “Item 4.B. Information on the Company—Business Overview—Fuel Distribution—Ipiranga—Competition”.

•         Extrafarma is the seventh largest drugstore chain in Brazil, according to ABRAFARMA, with 405 drugstores and 3 distribution centers as of December 31, 2020.

•         abastece aí is a digital payments company created in 2020 to leverage the benefits of the Km de Vantagens (Km of Advantages Loyalty Program) and the abastece aí (“fill up here”) app. It is a digital ecosystem   pursuant to which discounts and cashback are offered to clients, mainly car and truck drivers. More than 2.3 million abastece aí digital accounts were created in 2020.

References in this annual report to “Ultrapar”, “Ultra Group”, “we”, “our”, “us” and “the Company” are to Ultrapar Participações S.A. and its consolidated subsidiaries (unless the context otherwise requires). In addition, all references in this annual report to:

•          “abastece aí” are to Ultrapar’s subsidiaries that operate in the digital payment segment;

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

•          “AmPm” are to Ipiranga’s convenience stores franchise network that operate under the brand AmPm, managed by AmPm Comestíveis Ltda.;

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

•          “ARLA” are to Automotive Liquid Reducing Agent;

•          “B3” are to the B3 S.A.—Brasil, Bolsa, Balcão, the São Paulo Stock Exchange;

•          “Braskem” are to Braskem S.A.;

•          “Brazil” are to the Federative Republic of Brazil;

•          “Brazilian Corporate Law” are to Law No. 6,404 enacted in December 1976, as amended by Law No. 9,457 enacted in May 1997, by Law No. 10,303 enacted in October 2001, by Law No. 11,638 enacted in December 2007, by Law No. 11,941 enacted in May 2009, by Law No. 12,431 enacted in June 2011, by Law No. 12,810 enacted in May 2013, by Law No. 13,129 enacted in May 2015, by Law No. 13,818 enacted in April 2019, by Law No. 13,874 enacted in September 2019, and by Law No. 14,030 enacted in July 2020;

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

•          “CADE” are to Conselho Administrativo de Defesa Econômica, the Brazilian Antitrust Authority;

•          “Canamex” are to the chemical business formerly owned by the Berci Group, a company that was acquired by Oxiteno in 2003, currently Oxiteno Mexico;

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

•          “CONAMA” are to Conselho Nacional do Meio Ambiente – the National Council of the Environment;

•          “ConectCar” are to ConectCar Soluções de Mobilidade Eletrônica S.A., a joint-venture initially formed by Ipiranga and OTP (Odebrecht Transport S.A.), which started its operations in 2012. In 2016, Redecard S.A. acquired OTP’s interest in ConectCar;

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

•          “DNP” are to Distribuidora Nacional de Petróleo Ltda., a company that was acquired by Ipiranga in 2010 and was merged into IPP in 2011;

•          “DPPI” are to Distribuidora de Produtos de Petróleo Ipiranga S.A., a company that was merged into CBPI in 2008;

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

•          “IAS” are to International Accounting Standards;

•          “IASB” are to International Accounting Standards Board;

•          “Iconic” are to Iconic Lubrificantes S.A., formerly CBLSA, an association formed by Ipiranga and Chevron, which started its operations in 2017;

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

•          “KMV” are to Km de Vantagens (Km of Advantages Program) loyalty program;

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

•          “Pátria” are to Pátria Private Equity VI FIP Multiestratégia, an investment company, an indirect shareholder of Ultrapar;

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

•          “Refap” are to the Alberto Pasqualini refinery;

•          “Repsol” are to Repsol Gás Brasil S.A., a company that was acquired by Ultragaz in 2011 and was merged into Cia. Ultragaz in 2012;

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

•          “TEAS” are to TEAS – Terminal Exportador de Álcool de Santos Ltda., a company acquired by Ultracargo in March 2018;

•          “Temmar” are to Terminal Marítimo do Maranhão S.A., a company that was acquired by Ultracargo in 2012 and was merged into Tequimar in 2013;

•          “Tequimar” are to Terminal Químico de Aratu S.A., Ultracargo’s subsidiary that operates in the liquid bulk storage segment;

•          “Texaco” are to the Texaco-branded fuel marketing business in Brazil, previously carried-out by CBL and Galena, companies that were acquired by Ipiranga in 2009;

•          “Tropical” are to Tropical Transportes Ipiranga Ltda.;

•          “TRR” are to Retail Wholesale Resellers, specialized resellers in the fuel distribution;

•          “Ultra S.A.” are to Ultra S.A. Participações, a holding company owned by members of the founding family and senior management of Ultrapar. Ultra S.A. is the largest shareholder of Ultrapar, holding 25% of its total capital stock;

•          “Ultracargo” are to Ultracargo Operações Logísticas e Participações Ltda., our wholly owned subsidiary and its subsidiaries that provide storage, handling and logistics services for liquid bulk cargo;

•          “Ultragaz” are to Ultrapar’s subsidiaries that operate in the distribution of LPG;

•          “Ultrapar International” are to Ultrapar International S.A.;

•          “União Terminais” are to União Terminais e Armazéns Gerais Ltda., a company that was merged into Tequimar in 2008;

•          “União Vopak” are to União Vopak Armazéns Gerais Ltda., a joint-venture in which Ultracargo has a 50% stake;

•          “Unipar” are to União das Indústrias Petroquímicas S.A.;

•          “U.S. Holder” has the meaning given in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations”;

•          “US$”, “dollar”, “dollars” or “U.S. dollars” are to the United States dollar; and

•          “2018 Shareholders’ Agreement” has the meaning given in “Item 4.A. Information on the Company—History and Development of the Company—Corporate Events”, “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders” and “Item 10.C. Additional Information—Material Contracts”.

•          “2020 Shareholders’ Agreement” has the meaning given in “Item 4.A. Information on the Company—History and Development of the Company—Corporate Events”, “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders” and “Item 10.C. Additional Information—Material Contracts”.

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

PRESENTATION OF FINANCIAL INFORMATION

Our audited consolidated financial statements included in Item 18 were prepared in accordance with IFRS as issued by the IASB and include our consolidated Statements of Financial Position, as of December 31, 2020 and 2019 and the related Statements of Profit or Loss, Statements of Comprehensive Income, Statements of Changes in Equity and Statements of Cash Flows for the years ended December 31, 2020, 2019 and 2018, as well as notes thereto.

There are no IFRS standards, amendments or interpretations adopted by us, as issued by IASB, which became effective in 2020 and which had a material impact on the measurement and on the financial statements.

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

On April 28, 2021, the exchange rate for Reais into U.S. dollars was 5.400 to US$1.00, based on the commercial selling rate as reported by the Central Bank. The commercial selling rate was R$5.197 to US$1.00 on December 31, 2020, R$4.031 to US$1.00 on December 31, 2019, and R$3.875 to US$1.00 on December 31, 2018. The Real/dollar exchange rate fluctuates widely, and the current commercial selling rate may not be indicative of future exchange rates. See “Item 3.A. Key Information—Selected Consolidated Financial Data—Exchange Rates” for information regarding exchange rates for the Brazilian currency. Solely for the convenience of the reader, we have translated some amounts included in “Item 3.A. Key Information—Selected Consolidated Financial Data” and elsewhere in this annual report from Reais into U.S. dollars using the commercial selling rate as reported by the Central Bank on December 31, 2020 of R$5.197 to US$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. Such translations should not be construed as representations that the Real amounts represent or have been or could be converted into U.S. dollars as of that or any other date.

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

•          risks beyond our control, including geopolitical crises, natural disasters, epidemics or pandemics (such as the ongoing outbreak of coronavirus, or COVID-19, its developments and the vaccination roll-out in the markets we have business, suppliers or customers), cyber-attacks, acts of terrorism or other catastrophic events, including the economic, financial and business impacts of such events;

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

ITEM 2.        OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.        KEY INFORMATION

A.       Selected Consolidated Financial Data

We have selected the following consolidated financial data from our audited consolidated financial statements, for the years indicated. You should read our selected consolidated financial data in conjunction with “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements and notes thereto included in this annual report. Our consolidated financial statements are prepared in Reais and in accordance with IFRS. The consolidated Statements of Financial Position as of December 31, 2020 and 2019 and the consolidated Statements of Profit or Loss and Statements of Cash Flows as of and for the years ended December 31, 2020, 2019 and 2018 are derived from our audited consolidated financial statements included in this annual report. See “Presentation of Financial Information” and “Item 5.A. Operating and Financial Review and Prospects — Operating Results — Critical accounting policies and estimates”. The following table presents our selected financial information in accordance with IFRS at the dates and for each of the periods indicated.

	Years Ended December 31,
	2020(1)	2020	2019	2018	2017	2016
	(in millions, except per share data)
Statements of Profit or Loss data:	US$	R$	R$	R$	R$	R$
Net revenue from sales and services	15,633.2	81,241.1	89,298.0	90,698.0	79,230.0	76,740.0
Cost of products and services sold	(14,553.1)	(75,628.2)	(83,187.1)	(84,537.4)	(72,431.5)	(70,196.9)
Gross profit	1,080.1	5,612.9	6,110.9	6,160.6	6,798.5	6,543.1
Operating income (expenses)
Selling and marketing	(493.0)	(2,561.8)	(2,640.4)	(2,670.9)	(2,486.4)	(2,220.2)
General and administrative	(295.7)	(1,536.6)	(1,726.3)	(1,625.8)	(1,576.5)	(1,445.9)
Gain (loss) on disposal of property, plant and equipment and intangibles	14.7	76.1	(30.0)	(22.1)	(2.2)	(6.1)
Other operating income, net	42.6	221.4	179.6	57.5	59.4	199.0
Impairment of assets.	—	—	(593.3)	—	—	—
Financial result, net	(51.8)	(269.4)	(506.9)	(113.5)	(474.3)	(842.6)
Share of profit (loss) of joint-ventures and associates.	(8.4)	(43.6)	(12.1)	(14.8)	20.7	7.5
Income before income and social contribution taxes	288.5	1,499.1	781.6	1,771.0	2,339.1	2,234.8
Income and social contribution taxes
Current	(126.9)	(659.3)	(476.1)	(476.3)	(922.5)	(800.5)
Deferred	16.9	87.9	97.5	(162.4)	109.2	112.5
	(109.9)	(571.4)	(378.6)	(638.7)	(813.3)	(688.0)
Net income for the year	178.5	927.7	402.9	1,132.3	1,525.9	1,546.8
Net income for the year attributable to:
Shareholders of the Company	171.9	893.4	373.5	1,150.4	1,526.5	1,537.8
Non-controlling interests in subsidiaries	6.6	34.3	29.4	(18.1)	(0.6)	9.0
Earnings per share(2)
Basic	0.16	0.82	0.34	1.06	1.41	1.42
Diluted	0.16	0.82	0.34	1.05	1.40	1.41
Dividends per share(3)	0.08	0.44	0.44	0.63	0.88	0.84

(1)	The figures in Reais for December 31, 2020 have been converted into U.S. dollars using the exchange rate of US$1.00 = R$5.1967, which is the commercial rate reported by the Central Bank on that date. This information is presented solely for the convenience of the reader. You should not interpret the currency conversions in this annual report as a statement that the amounts in Reais currently represent such values in U.S. dollars. Additionally, you should not interpret such conversions as statements that the amounts in Reais have been, could have been or could be converted into U.S. dollars at this or any other foreign exchange rates. See “Item 3.A. Key Information—Selected Consolidated Financial Data—Exchange Rates”.

(2)	Earnings per share are calculated based on the net income attributable to Ultrapar’s shareholders and the weighted average shares outstanding during each of the years presented. For each of the years presented, the earnings per share was adjusted retrospectively due to the approval of the stock split on April 10, 2019 and the implementation of the stock split on April 24, 2019. The number of shares used in the earnings per share calculation has not been retrospectively adjusted to reflect the issuance of 2,108,542, 86,978 and 70,939 new common shares that occurred in February 2020, August 2020 and February 2021, respectively, as a result of the partial exercise of the subscription warrants issued to the former Extrafarma shareholders. See “Item 4.A. Information on the Company—History and Development of the Company—Corporate Events” and note 31 to our consolidated financial statements for further information on earnings per share.

(3)

For each of the years presented, dividends per share take into account the stock split approved on April 10, 2019 and implemented on April 24, 2019. The number of shares used in the dividends per share calculation has not been retrospectively adjusted to reflect the issuance of 2,108,542, 86,978 and 70,939 new common shares that occurred in February 2020, August 2020 and February 2021, respectively, as a result of the partial exercise of the subscription warrants issued to the former Extrafarma shareholders.

The following table presents other financial data information at the dates and for each of the periods indicated.

	Years Ended December 31,
	2020(1)	2020	2019	2018	2017	2016
	(in millions, except share data)
Other financial data	US$	R$	R$	R$	R$	R$
Net cash provided by operating activities	603.9	3,138.1	2,924.9	2,889.0	1,739.0	1,988.9
Net cash used in investing activities	(411.1)	(2,136.4)	(1,835.3)	(3,177.6)	(1,371.8)	(1,324.0)
Net cash provided by (used in) financing activities	(114.0)	(592.3)	(2,922.2)	(801.0)	340.3	928.4
Depreciation and amortization(2)	180.7	938.8	844.6	812.5	704.5	628.2
Amortization of contractual assets with customers – exclusive rights (Ipiranga and Ultragaz)(3)	55.7	289.4	355.2	371.8	463.0	463.5
Amortization of right-of-use assets(4)	63.2	328.3	300.1	—	—	—
Net income	178.5	927.7	402.9	1,132.3	1,525.9	1,546.8
Adjusted EBITDA(5)	669.4	3,478.5	2,800.3	3,068.9	3,981.0	4,169.0
Gross debt(6)	(3,343.7)	(17,376.2)	(14,392.7)	(15,206.1)	(13,590.6)	(11,417.1)
Net debt(6)	(1,674.9)	(8,704.1)	(8,680.6)	(8,211.7)	(7,220.7)	(5,715.3)
Number of common shares (in thousands)(7)	1,115,005.7	1,115,005.7	1,112,810.2	1,112,810.2	1,112,810.2	1,112,810.2

(1)     The figures in Reais for December 31, 2020 have been converted into U.S. dollars using the exchange rate of US$1.00 = R$5.1967, which is the commercial rate reported by the Central Bank on that date. This information is presented solely for the convenience of the reader. You should not interpret the currency conversions in this annual report as a statement that the amounts in Reais currently represent such values in U.S. dollars. Additionally, you should not interpret such conversions as statements that the amounts in Reais have been, could have been or could be converted into U.S. dollars at this or any other foreign exchange rates. See “Item 3.A. Key Information—Selected Consolidated Financial Data—Exchange Rates”.

(2)     Represents depreciation and amortization expenses included in cost of products and services sold and in selling, marketing, general and administrative expenses.

(3)     Represents amortization of contractual assets with customers – exclusive rights (Ipiranga and Ultragaz) recorded as a reduction of revenue in accordance with IFRS 15. See “Presentation of Financial Information. See notes 2.a, 2.f and 11 to our consolidated financial statements for further information.

(4)     Represents amortization of right-of-use assets included in selling, marketing, general and administrative expenses. See “Presentation of Financial Information”. See notes 2.h and 13 to our consolidated financial statements for further information.

(5)     The purpose of including Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization adjusted for cash flow hedge from bonds and amortization of contractual assets with customers—exclusive rights) information is to provide a measure used by management for internal assessment of our operating results, and because part of our employee profit sharing plan is linked directly or indirectly to Adjusted EBITDA performance. It is also a financial indicator widely used by investors and analysts to measure our ability to generate cash from operations and our operating performance. We also calculate Adjusted EBITDA in connection with covenants related to some of our financing, as described in note 16 to our consolidated financial statements. We believe Adjusted EBITDA allows a better understanding not only of our financial performance but also of our capacity of meeting the payment of interest and principal from our debt and of obtaining resources for our investments and working capital. Our definition of Adjusted EBITDA may differ from, and, therefore, may not be comparable with similarly titled measures used by other companies, thereby limiting its usefulness as a comparative measure. Because Adjusted EBITDA excludes net financial expense (income), income and social contribution taxes, depreciation and amortization and also excludes cash flow hedge from bonds and amortization of contractual assets with customers—exclusive rights, it provides an indicator of general economic performance that is not affected by debt restructurings, fluctuations in interest rates or changes in income and social contribution taxes, depreciation and amortization. Adjusted EBITDA is not measure of financial performance under IFRS and should not be considered in isolation, or as substitute for net income, as measure of operating performance, as substitute for cash flows from operations or as measure of liquidity. Adjusted EBITDA has material limitations that impair its value as a measure of a company’s overall profitability since it does not address certain ongoing costs of our businesses that could significantly affect profitability such as financial expense (income), income and social contribution taxes, depreciation and amortization and also excludes cash flow hedge from bonds and amortization of contractual assets with customers—exclusive rights.

(6)     Gross debt and net debt are included in this annual report in order to provide the reader with information relating to our overall indebtedness and financial position. Net debt is not a measure of financial performance or liquidity under IFRS. In managing our businesses, we rely on net debt as a means of assessing our financial condition. We believe that this type of measurement is useful for comparing our financial condition from period to period and making related management decisions. Net debt is also used in connection with covenants related to some of our financings.

(7)     The number of shares corresponds to all of shares issued by the Company, including those held in treasury. These numbers have been retrospectively adjusted to reflect the stock split that was approved on April 10, 2019 and implemented on April 24, 2019, but have not been retrospectively adjusted to reflect the issuance of 2,108,542, 86,978 and 70,939 new common shares that occurred in February 2020, August 2020 and February 2021, respectively, as a result of the partial exercise of the subscription warrants issued to the former Extrafarma shareholders.

The tables below provide a reconciliation of net income and operating income before financial income (expenses) and share of profit (loss) of joint-ventures and associates to EBITDA and Adjusted EBITDA for Ultrapar and a reconciliation of operating income before financial income (expenses) and share of profit (loss) of joint-ventures and associates to Adjusted EBITDA for Ipiranga, Oxiteno and Ultragaz segments and to EBITDA for Ultracargo, Extrafarma and abastece aí segments for the years ended December 31, 2020, 2019, 2018, 2017 and 2016.

	Ultrapar
	Reconciliation of net income to EBITDA and Adjusted EBITDA
	Years ended December 31,
	2020	2019	2018	2017	2016
	(in millions of Reais)
Net income	927.7	402.9	1,132.3	1,525.9	1,546.8
Net financial expenses	269.4	506.9	113.5	474.3	842.6
Income and social contribution taxes	571.4	378.6	638.7	813.3	688.0
Depreciation and amortization	938.8	844.6	812.5	704.5	628.2
Amortization of right-of-use assets	328.3	300.1	—	—	—
EBITDA(1)	3,035.6	2,433.1	2,697.1	3,518.0	3,705.5
Adjustments
Cash flow hedge from bonds (Oxiteno)(2)	153.5	11.9	—	—	—
Amortization of contractual assets with customers—exclusive rights (Ipiranga and Ultragaz)	289.4	355.2	371.8	463.0	463.5
Adjusted EBITDA(1)	3,478.5	2,800.3	3,068.9	3,981.0	4,169.0

	Ultrapar
	Reconciliation of operating income to Adjusted EBITDA
	Years ended December 31,
	2020	2019	2018	2017	2016
	(in millions of Reais)
Operating income before financial income (expenses) and share of profit (loss) of joint-ventures and associates	1,812.1	1,300.6	1,899.4	2,792.7	3,069.9
Depreciation and amortization	938.8	844.6	812.5	704.5	628.2
Amortization of right-of-use assets	328.3	300.1	—	—	—
Share of profit (loss) of joint-ventures and associates	(43.6)	(12.1)	(14.8)	20.7	7.5
EBITDA(1)	3.035.6	2,433.1	2,697.1	3,518.0	3,705.5
Adjustments
Cash flow hedge from bonds (Oxiteno)(2)	153.5	11.9	—	—	—
Amortization of contractual assets with customers—exclusive rights (Ipiranga and Ultragaz)	289.4	355.2	371.8	463.0	463.5
Adjusted EBITDA(1)	3,478.5	2,800.3	3,068.9	3,981.0	4,169.0

	Ultragaz
	Reconciliation of operating income to Adjusted EBITDA
	Years ended December 31,
	2020	2019	2018	2017(3)	2016(3)
	(in millions of Reais)
Operating income before financial income (expenses) and share of profit (loss) of associates	494.2	369.0	52.6	255.9	267.3
Depreciation and amortization	192.2	186.2	222.5	182.8	158.2
Amortization of right-of-use assets	41.0	31.3	—	—	—
Share of profit (loss) of associates	(0.1)	(0.0)	0.0	1.2	(0.0)
EBITDA(1)	727.4	586.5	275.1	440.0	425.4
Adjustments
Amortization of contractual assets with customers – exclusive rights	1.6	0.2	—	—	—
Adjusted EBITDA(1)	729.1	586.7	275.1	440.0	425.4

	Ultracargo
	Reconciliation of operating income to EBITDA
	Years ended December 31,
	2020	2019	2018	2017(3)	2016(3)
	(in millions of Reais)
Operating income (expenses) before financial income (expenses) and share of profit (loss) of joint-ventures and associates	251.8	83.2	129.5	75.0	127.7
Depreciation and amortization	65.8	59.6	52.4	47.7	43.4
Amortization of right-of-use assets	19.5	20.7	—	—	—
Share of profit (loss) of joint-ventures and associates	0.4	1.4	1.3	1.6	(0.0)
EBITDA(1)	337.5	164.8	183.3	124.3	171.1

	Oxiteno
	Reconciliation of operating income to Adjusted EBITDA
	Years ended December 31,
	2020	2019	2018	2017(3)	2016(3)
	(in millions of Reais)
Operating income before financial income (expenses) and share of profit (loss) of associates	355.9	(12.8)	471.9	141.4	311.5
Depreciation and amortization	260.8	212.3	167.4	153.1	149.7
Amortization of right-of-use assets	14.3	9.7	—	—	—
Share of profit (loss) of associates	0.4	0.5	0.9	1.4	1.0
EBITDA(1)	631.3	209.7	640.2	295.9	462.2
Adjustments
Cash flow hedge from bonds(2)	153.5	11.9	—	—	—
Adjusted EBITDA(1)	784.8	221.6	640.2	295.9	462.2

	Ipiranga
	Reconciliation of operating income to Adjusted EBITDA
	Years ended December 31,
	2020	2019	2018	2017(3)	2016(3)
	(in millions of Reais)
Operating income before financial income (expenses) and share of profit (loss) of associates	915.4	1,674.4	1,461.5	2,357.1	2,364.0
Depreciation and amortization	314.5	290.7	283.4	245.4	220.3
Amortization of right-of-use assets	177.0	164.5	—	—	—
Share of profit (loss) of associates	(0.9)	1.8	0.6	1.2	1.2
EBITDA(1)	1,406.1	2,131.5	1,745.5	2,603.8	2,585.5
Adjustment
Amortization of contractual assets with customers – exclusive rights	287.8	355.1	371.8	463.0	463.5
Adjusted EBITDA(1)	1,693.9	2,486.6	2,117.3	3,066.8	3,049.0

	Extrafarma
	Reconciliation of operating income to EBITDA
	Years ended December 31,
	2020	2019	2018	2017(3)	2016(3)
	(in millions of Reais)
Operating income (expenses) before financial income (expenses)	(69.7)	(720.3)	(113.8)	(37.7)	(3.8)
Depreciation and amortization	82.5	80.6	71.6	60.8	42.7
Amortization of right-of-use assets	71.4	73.8	—	—	—
EBITDA(1)	84.2	(565.9)	(42.2)	23.1	38.8

	abastece aí
	Reconciliation of operating income to EBITDA
	Years ended December 31,
	2020	2019	2018	2017	2016
	(in millions of Reais)
Operating income (expenses) before financial income (expenses)	(29.0)	—	—	—	—
Depreciation and amortization	4.1	—	—	—	—
Amortization of right-of-use assets	—	—	—	—	—
EBITDA(1)	(24.9)	—	—	—	—

(1)    See footnote 5 under “Item 3.A. Key Information—Selected Consolidated Financial Data” for a more complete discussion of EBITDA and Adjusted EBITDA and its reconciliation to information in our consolidated financial statements.

(2)    Cash flow hedge from bonds adjustment relates to the hedge accounting designation in 2016, whose object of protection was firm commitments and highly probable future export sales generated by Oxiteno and its subsidiaries. When a future sale of exported products occurs, it is recorded in the income statement at the exchange rate of the initial designation of the hedge (R$/US$3.2270).

(3)    The results of 2016 and 2017 have not been retrospectively adjusted to reflect the segregation of the Holding expenses. For more information, see “Item 5.A. Operating and Financial Review and prospects – Operating results – Summary of the changes due to the segregation of the Holding expenses”.

  The reconciliation of Adjusted EBITDA to cash flows from operating activities for the years ended December 31, 2020, 2019, 2018, 2017 and 2016 is presented in the table below:

	2020	2019	2018	2017	2016
	(in millions of Reais)
Net income for the year	927.7	402.9	1,132.3	1,525.9	1,546.8
Adjustments to reconcile net income to Adjusted EBITDA:
Depreciation and amortization	938.8	844.6	812.5	704.5	628.2
Amortization of right-of-use assets	328.3	300.1	—	—	—
Amortization of contractual assets with customers—exclusive rights	289.4	355.2	371.8	463.0	463.5
Financial result, net	269.4	506.9	113.5	474.3	842.6
Cash flow hedge from bonds (Oxiteno)	153.5	11.9	—	—	—
Income and social contribution taxes	571.4	378.6	638.7	813.3	688.0
Adjusted EBITDA(1)	3,478.5	2,800.3	3,068.9	3,981.0	4,169.0
Adjustments to reconcile Adjusted EBITDA to cash provided by operating activities:
Financial result that affected the cash flow from operating activities	482.1	729.9	913.0	380.4	(78.8)
Current income and social contribution taxes	(659.3)	(476.1)	(476.3)	(922.5)	(800.5)
PIS and COFINS credits on depreciation	15.7	14.9	15.7	13.1	12.6
Assets retirement obligation	—	—	—	—	—
Impairment of assets	—	593.3	—	—	—
Provision of decarbonization - CBIO	124.3	—	—	—	—
Provision for tax, civil and labor risks	18.8	6.6	48.8	(40,5)	108,5
Others	(31.6)	92.1	109.3	129.0	85.9
(Increase) decrease in current assets
Trade receivables and reseller financing	209.5	361.6	(355.9)	(725.2)	(372.9)
Inventories	(125.0)	(357.6)	168.7	(606.5)	(267.5)
Recoverable taxes	36.7	(550.8)	(11.5)	(334.2)	87.0
Dividends received from subsidiaries and joint-ventures	4.8	4.1	42.4	29.4	7.9
Insurance and other receivables	(20.2)	21.7	(14.5)	358.7	(309.7)
Prepaid expenses	(74.6)	(15.5)	(37.5)	(23.0)	(40.0)
Increase (decrease) in current liabilities
Trade payables	1,147.5	(31.6)	576.2	412.4	249.1
Salaries and related charges	63.0	(22.6)	40.1	7.1	(41.6)
Taxes payable	16.1	1.9	46.5	33.1	4.0
Income and social contribution taxes	347.2	250.5	166.5	783.7	567.3
Post-employment benefits	(1.9)	(16.7)	15.6	5.1	11.2
Insurance and other payables	0.3	66.8	(59.2)	(49.4)	54.0
Deferred revenue	(9.3)	1.1	8.2	(3.9)	(2.1)
(Increase) decrease in non-current assets
Trade receivables and reseller financing	(73.0)	11.4	(99.6)	(102.9)	(74.8)
Recoverable taxes	(863.7)	(19.5)	(539.5)	(130.2)	(47.2)
Escrow deposits	(28.4)	(39.9)	(58.8)	(39.8)	(37.9)
Other receivables	(27.8)	(0.8)	6.4	(4.4)	13.8
Prepaid expenses	15.0	(4.4)	(58.7)	(116.7)	(65.8)
Increase (decrease) in non-current liabilities
Post-employment benefits	12.1	(15.4)	(8.5)	(0.8)	(7.7)
Provision for tax, civil and labor risks	—	—	—	—	—
Other payables	(49.3)	27.7	(4.4)	88.0	(19.3)
Deferred revenue	—	(11.9)	(1.0)	0.4	1.5
CBIO acquisition	(125.3)	—	—	—	—
Payments of contractual assets with customers—exclusive rights	(356.0)	(330.1)	(390.2)	(529.7)	(514.3)
Payments of provision for tax, civil and labor risks	(45.4)	(25.1)	(23.7)	(15,9)	(58,7)
Income and social contribution taxes paid	(342.7)	(141.2)	(197.9)	(836.8)	(644.2)
Net cash provided by operating activities	3,138.1	2,924.9	2,889.0	1,739.0	1,988.9

(1)       See footnote 5 under “Item 3.A. Key Information—Selected Consolidated Financial Data” for a more complete discussion of EBITDA and Adjusted EBITDA and its reconciliation to information in our consolidated financial statements.

The table below provides a reconciliation of our consolidated statement of financial position data to the net debt positions shown in the table:

	Ultrapar
	As of December 31,
	2020	2019	2018	2017	2016
	(in millions of Reais)
Current loans and hedging instruments	(2,306.0)	(867.9)	(2,010.3)	(1,822.5)	(1,824.0)
Current debentures	(949.9)	(249.6)	(263.7)	(1,681.2)	(651.6)
Non-current loans and hedging instruments	(8,526.1)	(6,907.1)	(6,530.6)	(6,159.4)	(6,846.2)
Non-current debentures	(5,594.2)	(6,368.2)	(6,401.5)	(3,927.6)	(2,095.3)
Gross debt position	(17,376.2)	(14,392.7)	(15,206.1)	(13,590.6)	(11,417.1)
Cash and cash equivalents	2,661.5	2,115.4	3,939.0	5,002.0	4,274.2
Current financial investments	5,033.3	3,090.2	2,853.1	1,283.5	1,412.6
Non-current financial investments	977.4	506.5	202.3	84.4	15.1
Net debt (excluding leases payable)	(8,704.1)	(8,680.6)	(8,211.7)	(7,220.7)	(5,715.3)
Leases payable	(1,833.3)	(1,588.7)	—	—	—
Net debt	(10,537.3)	(10,269.3)	—	—	—

The following tables present our consolidated statements of financial position in accordance with IFRS as of the dates indicated.

	As of December 31,
	2020(1)	2020	2019	2018	2017	2016
	(in millions)
Consolidated Statements of Financial Position Data:	US$	R$	R$	R$	R$	R$
Current assets
Cash and cash equivalents	512.2	2,661.5	2,115.4	3,939.0	5,002.0	4,274.2
Financial investments and hedging instruments	968.5	5,033.3	3,090.2	2,853.1	1,283.5	1,412.6
Trade receivables	638.7	3,318.9	3,635.8	4,069.3	3,861.3	3,177.1
Reseller financing	105.7	549.1	436.2	367.3	286.6	211.1
Inventories	740.1	3,846.2	3,715.6	3,354.5	3,513.7	2,781.4
Recoverable taxes	201.1	1,044.9	1,122.3	639.7	665.0	382.4
Recoverable income and social contribution taxes	70.4	366.1	325.3	257.2	216.6	159.4
Other receivables	11.2	58.1	40.4	59.6	55.2	395.9
Prepaid expenses	25.4	132.1	111.4	187.6	150.0	123.9
Contractual assets with customers – exclusive rights	92.2	478.9	465.5	484.5	456.2	448.3
Total current assets	3,365.4	17,489.1	15,058.1	16,211.7	15,490.1	13,366.1
Non-current assets
Financial investments and hedging instruments	188.1	977.4	506.5	202.3	84.4	15.1
Trade receivables	13.9	72.2	53.7	81.6	46.3	49.6
Reseller financing	80.7	419.3	364.7	348.3	283.7	177.5
Related parties	0.5	2.8	0.5	0.5	0.5	0.5
Deferred income and social contribution taxes	187.6	974.7	653.7	514.2	614.1	459.6
Recoverable taxes, net	283.8	1,474.8	767.4	747.2	234.7	146.8
Recoverable income and social contribution taxes	50.3	261.2	104.9	105.6	78.5	35.9
Escrow deposits	182.8	949.8	921.4	881.5	822.7	778.8
Indemnity asset – business combination	39.3	204.4	193.5	194.7	202.4	—
Other receivables	3.9	20.2	3.4	1.4	7.9	2.7
Prepaid expenses	13.6	70.5	69.2	399.1	346.9	222.5
Contractual assets with customers – exclusive rights	236.2	1,227.4	1,000.5	1,034.0	1,046.1	989.8
	1,280.6	6,654.8	4,639.5	4,510.4	3,768.2	2,878.6

	As of December 31,
	2020(1)	2020	2019	2018	2017	2016
	(in millions)
	US$	R$	R$	R$	R$	R$
Investments
In joint-ventures	26.8	139.1	153.1	102.0	122.1	116.1
In associates	4.9	25.6	25.8	24.3	25.3	22.7
Other	0.5	2.8	2.8	2.8	2.8	2.8
Right to use assets	413.8	2,150.3	1,980.9	—	—	—
Property, plant and equipment, net	1,540.6	8,005.9	7,572.8	7,278.9	6,637.8	5,796.4
Intangible assets, net	343.0	1,782.7	1,762.6	2,369.4	2,238.0	1,891.6
	2,329.6	12,106.3	11,497.9	9,777.3	9,026.1	7,829.7
Total non-current assets	3,610.2	18,761.1	16,137.4	14,287.7	12,794.2	10,708.4
TOTAL ASSETS	6,975.6	36,250.2	31,195.5	30,499.4	28,284.3	24,074.5

	As of December 31,
	2020(1)	2020	2019	2018	2017	2016
	(in millions)
Consolidated Statements of Financial Position Data:	US$	R$	R$	R$	R$	R$
Current liabilities
Loans and hedging instruments	443.7	2,306.0	867.9	2,007.4	1,819.8	1,821.4
Debentures	182.8	949.9	249.6	263.7	1,681.2	651.6
Leases payable	50.1	260.2	206.4	2.8	2.7	2.6
Trade payables	777.5	4,040.7	2,700.1	2,731.7	2,155.5	1,709.7
Salaries and related charges	90.2	468.6	405.6	428.2	388.1	362.7
Taxes payable	55.0	286.0	269.9	268.0	221.5	168.4
Dividends payable	85.1	442.1	16.7	284.0	338.8	320.9
Income and social contribution taxes payable	32.6	169.3	164.8	55.5	86.8	140.0
Post-employment benefits	5.2	27.1	29.0	45.7	30.1	24.9
Provision for asset retirement obligation	0.8	4.3	3.8	4.4	4.8	4.6
Provision for tax, civil and labor risks	8.4	43.7	40.5	77.8	64.6	52.7
Other payables	43.2	224.7	213.3	141.0	197.4	202.6
Deferred revenue	3.5	18.3	27.6	26.6	18.4	22.3
Total current liabilities	1,778.2	9,240.8	5,195.1	6,336.8	7,009.7	5,484.3
Non-current liabilities
Loans and hedging instruments	1,640.7	8,526.1	6,907.1	6,487.4	6,113.5	6,800.1
Debentures	1,076.5	5,594.2	6,368.2	6,401.5	3,927.6	2,095.3
Leases payable	302.7	1,573.1	1,382.3	43.2	45.8	46.1
Related parties	0.7	3.7	3.9	4.1	4.2	4.3
Deferred income and social contribution taxes	2.5	12.7	7.5	9.3	83.6	7.6
Provision for tax, civil and labor risks	164.4	854.4	884.1	865.2	861.2	727.1
Post-employment benefits	49.6	257.6	243.9	204.2	207.5	119.8
Provision for assets retirement obligation	9.5	49.2	47.4	50.3	60.0	73.0
Subscription warrants – indemnification	16.6	86.4	130.7	123.1	171.5	153.4
Other payables	27.2	141.6	190.1	162.4	162.8	74.9
Deferred revenue	—	—	—	11.9	12.9	12.5
Total non-current liabilities	3,290.4	17,099.1	16,165.2	14,362.6	11,650.6	10,114.2
TOTAL LIABILITIES	5,068.6	26,339.9	21,360.3	20,699.4	18,660.3	15,598.5

	As of December 31,
	2020(1)	2020	2019	2018	2017	2016
	(in millions)
	US$	R$	R$	R$	R$	R$
Equity
Share capital	995.2	5,171.8	5,171.8	5,171.8	5,171.8	3,838.7
Equity instrument granted	4.3	22.4	12.0	4.3	0.5	—
Capital reserve	114.3	594.0	542.4	542.4	549.8	552.0
Treasury shares	(94.1)	(489.1)	(485.4)	(485.4)	(482.3)	(483.9)
Revaluation reserve on subsidiaries	0.8	4.3	4.5	4.7	4.9	5.3
Profit reserves	848.3	4,408.3	3,995.4	4,099.1	3,629.9	4,384.0
Additional dividends to the minimum mandatory dividends	10.7	55.4	261.5	109.4	163.7	165.5
Valuation adjustments	(89.5)	(465.0)	(146.3)	(64.0)	154.8	(24.0)
Cumulative translation adjustments	44.6	231.6	102.4	65.9	53.1	7.5
Equity attributable to:
Shareholders of the Company	1,834.6	9,533.7	9,458.3	9,448.1	9,246.2	8,445.2
Non-controlling interest in subsidiaries	72.5	376.5	376.9	351.9	377.8	30.9
TOTAL EQUITY	1,907.0	9,910.3	9,835.2	9,800.0	9,624.0	8,476.1
TOTAL LIABILITIES AND EQUITY	6,975.6	36,250.2	31,195.5	30,499.4	28,284.3	24,074.5

(1)     The figures in Reais for December 31, 2020 have been converted into dollars using the exchange rate of US$1.00 = R$5.1967, which is the commercial rate reported by the Central Bank on that date. This information is presented solely for the convenience of the reader. You should not interpret the currency conversions in this annual report as a statement that the amounts in Reais currently represent such values in U.S. dollars. Additionally, you should not interpret such conversions as statements that the amounts in Reais have been, could have been or could be converted into U.S. dollars at this or any other foreign exchange rates. See “Item 3.A. Key Information—Selected Consolidated Financial Data—Exchange Rates”.

Exchange Rates

In 2016, the Real appreciated 17% against the U.S. dollar, marking the first year that it has appreciated against the U.S. dollar since 2011, despite residual political instability and continuing signs that the Brazilian economy was shrinking. This was mostly due to improvements in the Brazilian political environment, following the impeachment of former president Dilma Rousseff and certain stabilizing measures proposed by former President Michel Temer as well as ongoing efforts by the government’s economic team to curb public spending and debt. In 2017, the Real depreciated 2% against the U.S. dollar, reflecting the continued political instability and diminished expectations of the pension reform despite a slight improvement in the Brazilian economic scenario. In 2018, the Real depreciated 17%, pressured mainly by the global instability, result of economic crises in developed countries, and the increase of interest rates by the Federal Reserve System. The domestic scenario, characterized by political instability due to the presidential elections and the slow progress of fiscal and pension reforms, also influenced the Real depreciation during the year. In 2019, the Real depreciated 4% against the U.S. dollar as a result of the worldwide trade tensions particularly between China and the United States and uncertainties relating to the Brazilian pension reform. In 2020, the Real depreciated 29% against the U.S. dollar in a year marked by (i) uncertainties about the COVID-19 health crisis, (ii) reduction of the interest rate in Brazil and (iii) aggravation of Brazil’s fiscal and political risks.

On April 28, 2021, the exchange rate for Reais into U.S. dollars was 5.400 to US$1.00, based on the commercial selling rate as reported by the Central Bank. From December 31, 2020 to April 28, 2021, the Real depreciated 4% against the U.S. dollar, mainly due to the low interest rate environment in Brazil coupled with local and international market conditions, including the economic, political and other impacts of the ongoing COVID-19 pandemic.

The average Real/U.S. dollar of the monthly exchange rate in 2020 was R$5.156 per US$1.00 compared with R$3.945 per US$1.00 in 2019, a depreciation of 31%. The following table sets forth information on prevailing commercial foreign exchange selling rates for the periods indicated, as published by the Central Bank on its electronic information system, SISBACEN, using PTAX 800, Option 5.

It is not possible to predict future changes in the Real-U.S. dollar exchange rate and what impact the Brazilian macroeconomic scenario and the Brazilian government’s exchange rate policies may have on us.

	Exchange rates of nominal Reais per US$1.00
	High	Low	Average	Period-End
Year Ended
December 31, 2016	4.156	3.119	3.450 (1)	3.259
December 31, 2017	3.381	3.051	3.203 (1)	3.308
December 31, 2018	4.188	3.139	3.680 (1)	3.875
December 31, 2019	4.260	3.652	3.944 (1)	4.031
December 31, 2020	5.937	4.021	5.243 (1)	5.197
Month Ended
December 31, 2020	5.279	5.058	5.168 (2)	5.197
January 31. 2021	5.509	5.163	5.336 (2)	5.476
February 28, 2021	5.530	5.342	5.436 (2)	5.530
March 31, 2021	5.840	5.495	5.667 (2)	5.697
April 28, 2021	5.456	5.344	5.400 (2)	5.400

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

Risks Relating to Ultrapar and Its Industries

Petrobras is the main supplier of LPG and oil-based fuels in Brazil. Fuel and LPG distributors in Brazil, including Ipiranga and Ultragaz, have formal contracts with Petrobras for the supply of oil-derivatives. Any material delay or interruption in the supply of LPG or oil-based fuels from Petrobras would immediately affect Ultragaz or Ipiranga’s ability to provide LPG and oil-based fuels to their customers.

Prior to 1995, Petrobras held a constitutional monopoly for the production and importation of petroleum products in Brazil. Although this constitutional monopoly was formally terminated pursuant to an amendment to the Brazilian constitution enacted in 1995, Petrobras effectively remains the main provider of LPG and oil-based fuels in Brazil. Currently, Ultragaz and all other LPG distributors in Brazil purchase all or nearly all LPG from Petrobras. Ultragaz’s net revenue from sales and services represented 9% of our consolidated net revenue from sales and services for the year ended December 31, 2020. The procedures for ordering and purchasing LPG from Petrobras are generally common to all LPG distributors—including Ultragaz. For more details, see “Item 4.B. Information on the Company—Business Overview—Distribution of Liquefied Petroleum Gas—Ultragaz—Supply of LPG”.

With respect to fuel distribution, Petrobras also supplied the majority of Ipiranga and other distributors’ oil-based fuel requirements in 2020. Petrobras’ supply to Ipiranga is governed by an annual contract, under which the supply volume is established based on the volume purchased in the previous year. Ipiranga’s net revenue from sales and services represented 81% of our consolidated net revenue from sales and services for the year ended December 31, 2020. For further information, see “Item 4.B. Information on the Company—Business Overview—Fuel Distribution—Ipiranga—Supply of fuels”.

Significant interruptions or delays of LPG and oil-based fuel supply from Petrobras may occur in the future. Any interruption in the supply of LPG or oil-based fuels from Petrobras would immediately affect Ultragaz or Ipiranga’s respective ability to provide LPG or oil-based fuels to its customers, and material delays in the supply could also impact our operations. If we are not able to obtain an adequate supply of LPG or oil-based fuels from Petrobras under acceptable terms, we may seek to meet our demands through LPG or oil-based fuels purchased in the international market. The logistics infrastructure for LPG and oil-based fuel imports in Brazil is limited and is substantially controlled by Petrobras. Any such interruption or material delays could increase our purchase costs and reduce our sales volume, consequently, adversely affecting our operating margins.

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

In addition, Petrobras has made several changes to the composition of its management team and has undertaken a long-term divestment plan. It is not clear how these changes or any future changes in management may impact price adjustment policy and how the divestment plan may change the structure and long-term outlook of the fuel market. We cannot predict the outcome that the Lava Jato investigations will have on the fuel market and, specifically, on the availability of, and our ability to access, the LPG and oil-based fuel supply from Petrobras.

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

The COVID-19 pandemic has had, and continues to have, a material impact on businesses around the world, including ours, and the economic and political environments in which businesses operate. There is a number of factors associated with the ongoing COVID-19 pandemic and its impact on global economies that could have a material adverse effect on our business, financial condition, results of operations, cash flows, prospects and the market price of our securities.

A number of countries, states or areas where we operate have implemented policies in response to the COVID-19 pandemic, including declaring states of emergency, implementing severe restrictions on the movement and activities of people and/or implementing restrictions on the operations of certain businesses. These restrictions are determined by the central or local governments of individual jurisdictions (including through the implementation of emergency powers) and impacts (including the timing of implementation and any subsequent lifting of restrictions) may vary from jurisdiction to jurisdiction. Restrictions on the movement of people and on business operations have a significant impact on economic activity in the relevant countries, states or areas and could adversely affect our operational capacity or productivity, could disrupt transportation networks and supply and distribution chains causing disruptions in our businesses operations, and could significantly reduce customer demand or result in unfavorable changes in consumer behavior. In addition, governmental and regulatory actions and support measures taken in response to the COVID-19 outbreak may impose restrictions or obligations on our businesses and may limit management’s flexibility in managing our business.

In 2020, particularly between March and July, the COVID-19 pandemic adversely affected our revenue as a result of (i) a decrease in demand for certain of our products, principally reduced demand for fuel as a result of the restrictions imposed by states of Brazil on movement of people and the operation of businesses in many parts of Brazil (which has also prompted us to relax certain contractual clauses with Ipiranga's resellers) and (ii) reduced sales in Extrafarma as a result of the temporary closure of drugstores located in shopping malls in connection with the COVID-19 pandemic.

The dissemination of COVID-19 made us change our business practices (including additional hygienic practices for workplaces and employees, in addition to canceling in-person meetings, events and conferences) during the pandemic. In addition, we also created a crisis committee to identify and monitor the main developments and risks relating to COVID-19 and to adopt preventive and emergency measures to reduce their effects. We may take additional actions, as required by government authorities or as determined by management, considering the best interests of our employees, customers and business partners. We cannot guarantee that these measures will be sufficient to mitigate the risks posed by the pandemic or that they will meet the demands of government authorities.

The COVID-19 pandemic has caused disruption to our customers, suppliers, personnel and resellers in Brazil and in all other countries in which we operate. Nonetheless, pursuant to Federal Decree No. 10,282/20, which was issued in the context of Federal Law No. 13,979/20, the activities of the subsidiaries of Ultrapar are considered essential during the ongoing COVID-19 pandemic. As a result, our subsidiaries have continued to operate and have ensured a continuous supply of their products and services to their clients. However, we cannot assure that our subsidiaries will not be impacted by external factors, such as the limitation of access by our subsidiaries to operational inputs, clients, and financial resources. We also cannot assure that the current legal framework will not be altered. If it happens, all or some of our subsidiaries' activities may no longer be considered essential and might be subject to restrictions that could materially affect the results of our operations and businesses.

In addition, the COVID-19 pandemic has affected business and economic sentiment, causing significant volatility in global markets and affecting the outlook of the economy of Brazil and of the other countries in which we operate. Such affects include significant volatility in the price of crude oil, the price of LPG and the price of other commodities, as well as significant volatility in foreign exchange rates, borrowing costs and the availability of credit. A continuation or worsening of the levels of market disruption and volatility seen in the recent past could have an adverse effect on our ability to access funding and on our ability to negotiate and enter into any amendments that may be required in the future to the terms of our existing indebtedness. The COVID-19 pandemic has led to a weakening in gross domestic product in several countries around the world, including in the countries in which we operate, and the probability of a more adverse economic scenario for at least the short term is substantially higher than the outlook that existed before March 2020.

As noted above, oil prices declined sharply as a result of a significant and rapid decrease in demand for fuels caused by the outbreak of the ongoing COVID-19 pandemic. Brent crude oil prices dropped 34% from US$64 per barrel in the end of December 2019 to US$42 per barrel in the end of December 2020, thus reducing prices of gasoline and diesel worldwide. Gasoline and diesel sales prices in Brazil are directly influenced by international prices and, as such, in 2020 prices of diesel decreased 14% and prices of gasoline decreased 3% in Brazil. In addition, the volatility in the prices of oil and oil products since the end of March, combined with an fall in the price of ethanol in April, caused inventories losses in the second quarter 2020. If our competitors have the ability to access imported diesel and gasoline at a lower cost than our average cost, our competitiveness may be impacted and, consequently, this could adversely affect our results of operations.

In addition to general effects on the economy and the businesses of our suppliers and clients, the COVID-19 pandemic – and any other communicable disease – imposes risks to our operations directly. For instance, if a group of employees of the same division is infected simultaneously, such division may have its activities and businesses affected. If this occurs to a strategic division – or to more than one division simultaneously, it can adversely affect our operation and businesses, and results as a consequence.

New variants and mutations of the virus that causes COVID-19 have been emerging in different countries, including in Brazil, and new waves were spotted in the past months. Events like new waves of mutated coronavirus can add even more uncertainty to the economic scenario, rapidly changing predictions and forecasts. In addition, we cannot predict the potential severity of the economic downturn or recession and we cannot predict the post-crisis recovery environment which, from a commercial, economic, political, regulatory and risk perspective, could be significantly different to past crises and could persist for a prolonged period. The extent to which the COVID-19 outbreak will affect our business, financial condition, results of operations or cash flows will depend on present and future developments, which are highly uncertain and unpredictable. These developments include, among others, the duration and geographic distribution of the outbreak and new waves, its severity, actions to contain the virus or minimize its impact, and how quickly and to what extent normal economic and operational conditions can be resumed. Even after containing the outbreak of COVID-19, our business may continue to suffer adverse and material impacts due to the global or regional economic impact, including recession and economic slowdown, which may affect the purchasing power of our customers.

Also, it remains uncertain to what extent the financial information, after December 31, 2020, may still be affected by the commercial, operational and financial impacts of the pandemic, because it will depend on its duration and the impacts on economic activities, as well as government, and businesses in response to the crisis. In this context, some financial risk assessments, projections and impairment tests, in connection with the preparation of these financial statements, may be impacted by the pandemic, and may adversely affect the financial position of the Company and its subsidiaries. In addition, the increased volatility in financial markets may impact our financial results where a fair value approach is required.

As there are no comparable recent events that can provide us with guidance regarding the effect of a severe global pandemic, we cannot predict the final impact of the COVID-19 outbreak. Finally, the impact of the COVID-19 pandemic can also precipitate or exacerbate the other risks described in this annual report.

For the impact of ongoing COVID-19 pandemic on our results and operations in 2020 see “Item 5.A. Operating and Financial Review and Prospects— Operating Results—Impact of ongoing COVID-19 pandemic”, and other risk factors included herein and “—Trend Information” below.

Intense competition is generally inherent to distribution markets, including the LPG, the fuel distribution and the retail pharmacy markets and may affect our operating margins.

The Brazilian LPG market is very competitive in all segments—residential, commercial and industrial. Intense competition in the LPG distribution market could lead to lower sales volumes and increased marketing expenses, which may have a material adverse effect on our operating margins. See “Item 4.B. Information on the Company—Business Overview—Distribution of Liquefied Petroleum Gas—Industry and Regulatory Overview—The role of Petrobras” and “Item 4.B. Information on the Company—Business Overview—Distribution of Liquefied Petroleum Gas—Ultragaz—Competition”.

The Brazilian fuel distribution market is highly competitive as well, in both retail and wholesale segments, with companies with significant resources participating in the Brazilian fuel distribution market. Furthermore, small, local and regional distributors, as well as some important international players have increased their market share in recent years. Intense competition in the fuel distribution market could lead to lower sales volumes and increased marketing expenses, which may have a material adverse effect on our operating margins. See “Item 4.B. Information on the Company—Business Overview—Fuel Distribution—Industry and Regulatory Overview—The role of Petrobras” and “Item 4.B. Information on the Company—Business Overview—Fuel Distribution—Ipiranga—Competition”.

Likewise, the Brazilian drugstore market is highly competitive. Extrafarma competes with national, regional and local drugstore chains, independent drugstores, prescription-only pharmacies, internet purveyors of pharmaceutical and beauty products, and other retailers such as supermarkets, beauty products’ store and convenience stores. In addition, new retailers may enter the market and compete with us. Competition in the retail pharmacy market is shaped by a variety of factors, such as location, range of products, advertising, commercial practices, price, quality of services and strength of brand name, among others. If we are unable to anticipate, predict and meet the preferences of our customers, we may lose revenue and market share to our competitors.

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

LPG competes with alternative sources of energy, such as natural gas, wood, diesel, fuel oil and electricity. Natural gas is currently the main source of energy that we compete with. Currently, natural gas is less expensive than LPG for large industrial consumers, but more expensive for most of residential consumers. Changes in relative prices or the development of alternative sources of energy in the future may adversely affect the LPG market and consequently our business, financial results and results of operations. Oil-based fuels also compete with alternative sources of energy, such as electricity. See “Item 4.B. Information on the Company—Business Overview—Distribution of Liquefied Petroleum Gas—Ultragaz—Competition”.

Ethylene, one of the main raw materials used in our petrochemical operations, comes from limited supply sources. Any reduction in the supply of ethylene would have an immediate impact on Oxiteno’s production and results of operations.

All second-generation petrochemical producers in Brazil that use ethylene as their key raw material, including Oxiteno, purchase ethylene from Brazilian suppliers. Approximately 3% of our net revenue from sales and services in 2020 were derived from the sale of chemical products manufactured in Brazil that require ethylene. Oxiteno purchases ethylene from two of Brazil’s three naphtha cracker units, which are the sole sources of ethylene in Brazil. Pursuant to long-term contracts, Braskem is the sole supplier of all ethylene required at our plants located in Camaçari and Mauá. For more detailed information about these contracts see “Item 4.B. Information on the Company—Business Overview—Petrochemicals and Chemicals—Oxiteno—Raw materials” and “Item 5.F. Operating and Financial Review and Prospects—Tabular Disclosure of Contractual Obligations”. Given its characteristics, ethylene is difficult and expensive to store and transport, and cannot be easily imported to Brazil. Therefore, Oxiteno is almost totally dependent on ethylene produced by Braskem. For the year ended December 31, 2020, Brazil’s ethylene imports totaled 19 tons, representing less than 0.001% of Brazil’s installed capacity.

Due to ethylene’s chemical characteristics, Oxiteno does not store any quantity of ethylene, and reductions or interruptions in supply from Braskem, Oxiteno’s sole supplier of ethylene in Brazil, would have an immediate impact on our production and results of operations. If we further expand our production capacity, there is no assurance that we will be able to obtain additional ethylene from Braskem. In addition, Petrobras is the main supplier of naphtha to crackers in Brazil, and any interruption in the supply of naphtha from Petrobras to the crackers could adversely impact their ability to supply ethylene to Oxiteno.

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

The price of ethylene, which is the main component of Oxiteno’s cost of sales and services, is directly linked to the price of naphtha, which, in turn, is largely linked to the price of crude oil. Consequently, ethylene prices are subject to fluctuations in international oil prices. A significant increase in the price of crude oil and, consequently, naphtha and ethylene, could increase our costs, which could have a material adverse effect on Oxiteno’s results of operations, particularly in Brazil.

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

The international petrochemical market is cyclical by nature, with alternating periods typically characterized by tight supply, increased prices and high margins, or by overcapacity, declining prices and low margins. The decrease in Brazilian import tariffs on petrochemical products, the increase in demand for such products in Brazil, and the ongoing integration of regional and world markets for commodities have contributed to the increasing integration of the Brazilian petrochemical industry into the international petrochemical marketplace. In addition, to the extent that Petrobras' price adjustment policy is aligned with international market price variation, those variations are relevant for the Brazilian petrochemical industry. Consequently, events affecting the petrochemical industry worldwide could have a material adverse effect on our business, financial condition and results of operations.

The reduction in import tariffs on petrochemical products can reduce our competitiveness in relation to imported products.

Final prices paid by importers of petrochemical products include import tariffs. Consequently, import tariffs imposed by the Brazilian government and any changes in those tariffs affect the prices we can charge for our products. The Brazilian government’s negotiation of commercial and other intergovernmental agreements may result in reductions in the Brazilian import tariffs on petrochemical products, which range between 0% and 20% (mainly concentrated between 2% and 14%) and may reduce the competitiveness of Oxiteno’s products vis-à-vis imported petrochemical products. Additionally, Oxiteno’s competitiveness may also be reduced in case of higher import tariffs imposed by countries to which the company exports its products. Furthermore, governmental responses to periods of increased political and economic global uncertainty can increase the extent to which sudden and unpredictable changes may occur in trade policy and tariffs.

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

The distribution of LPG, fuels, petrochemicals and pharmaceutical products is subject to inherent risks, including interruptions or disturbances in the distribution system which may be caused by accidents or force majeure events, including the ongoing COVID-19 pandemic. Our operations are dependent upon the uninterrupted operation of our terminals, storage and distribution facilities and various means of transportation. We are also dependent upon the uninterrupted operation of certain facilities owned or operated by our suppliers. Operations at our facilities and at the facilities owned or operated by our suppliers could be partially or completely shut down, temporarily or permanently, as the result of any number of circumstances that are not within our control, such as:

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

We are subject to extensive federal, state and local legislation and regulation by government agencies and sector associations in the industries we operate. Rules related to quality of products, product storage, staff working hours, among others, may become more stringent or be amended overtime, and require new investments or the increase in expenses so our operations are in compliance with the applicable rules. Changes in specific laws and regulations in the sectors we operate may adversely affect the conditions under which we operate in ways that could have a materially negative effect on our businesses and our results.

For example, as a consequence of the nationwide truck drivers’ strike, the ANP issued a series of exceptional measures to remain in effect while the strike was ongoing to avoid fuel shortages. The Brazilian Federal Government also announced the implementation of measures to meet the demands made by the truck drivers to end the nationwide strike.

The nationwide strike and the measures adopted in response had a direct impact on our businesses and results. Further strikes and any additional measures to be implemented by the Brazilian Federal Government and regulatory agencies in response may also affect our operations and further adversely impact our results.

We may be adversely affected by the imposition and enforcement of more stringent environmental laws and regulations, including as a result of rising climate change concerns, that may result in increased costs of operation and compliance, as well as a decrease in demand for our products.

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

Changes in these laws and regulations, or changes in their enforcement, could adversely affect us by increasing our cost of compliance or operations. In addition, new laws or additional regulations, or more stringent interpretations of existing laws and regulations, could require us to spend additional funds on related matters in order to stay in compliance, thus increasing our costs and having an adverse effect on our results. Due to concern over the risk of climate change, a number of countries, including Brazil, have adopted or are considering the adoption of regulatory frameworks to, among other things, reduce greenhouse gas emissions. These include adoption of cap and trade regimes, carbon taxes, increased efficiency standards, prohibition of oil-based fuels vehicles, and incentives or mandates for renewable energy. These requirements could reduce demand for hydrocarbons in different rhythm aces and different levels in countries where our customers are located, as well as shifting hydrocarbon demand toward relatively lower-carbon sources. In addition, many governments are providing tax advantages and other subsidies and mandates to make alternative energy sources more competitive against oil and gas, what can disincentivize the sale of certain products supplied by our subsidiaries. Governments are also promoting research into new technologies to reduce the cost and increase the scalability of alternative energy sources, all of which could lead to a decrease in demand for our products. In addition, current and pending greenhouse gas regulations may substantially increase our compliance costs and, as a result, increase the price of the products we produce or distribute.

For more information on environmental laws and regulation within our businesses, see “Item 4.B. Information on the Company—Business Overview—Distribution of Liquefied Petroleum Gas—Industry and Regulatory Overview—Environmental, health and safety standards”, “Item 4.B. Information on the Company—Business Overview—Fuel Distribution—Industry and Regulatory Overview—Environmental, health and safety standards” and “Item 4.B. Information on the Company—Business Overview—Petrochemicals and Chemicals—Industry and Regulatory Overview—Environmental, health and safety standards”.

The production, storage and transportation of LPG, fuels and petrochemicals are inherently hazardous.

The operations we perform at our plants involve safety risks and other operating risks, including the handling, production, storage and transportation of highly inflammable, explosive and toxic materials. These risks could result in personal injury and death, severe damage to or destruction of property and equipment and environmental damage. A sufficiently large accident at one of our plants, service stations or storage facilities could force us to suspend our operations in the facility temporarily and result in significant remediation costs, loss of revenues and contingent liabilities. In addition, insurance proceeds may not be available on a timely basis and may be insufficient to cover all losses. Equipment breakdowns, natural disasters and delays in obtaining imports or required replacement parts or equipment can also affect our manufacturing operations and consequently our results from operations, and our reputation.

For example, on April 2, 2015, part of the storage facilities operated by Ultracargo in Santos, in the state of São Paulo, endured a nine-day fire surrounding six ethanol and gasoline tanks. There were no casualties in this accident and, following an investigation by the State and Federal Police into the accident and its impact on the region, the cause of the accident was determined to be inconclusive. See “Item 4.A. Information on the Company—History and Development of the Company—Ultracargo – Fire at storage facilities in Santos”.

Our level of indebtedness may require us to use a significant portion of our cash flow to service such indebtedness.

As of December 31, 2020, our consolidated gross debt (consisting of loans and hedging instruments and debentures recorded as current and non-current liabilities) totaled R$17,376.2 million (US$3,343.7 million), our consolidated net debt (consisting of loans and hedging instruments, debentures and leases payable recorded as current and non-current liabilities, net of cash and cash equivalents and financial investments and hedging instruments) was R$10,537.3 million (US$2,027.7 million) and our cash flow generated from operating activities was R$3,138.1 million (US$603.9 million). See “Selected Consolidated Financial Data”. The level and composition of our indebtedness could have significant consequences for us, including requiring a portion of our cash flow from operations to be committed to the payment of principal and interest on our indebtedness, thereby reducing the available cash to finance our working capital and investments.

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

Currently, we are entitled to federal tax benefits providing for income tax reduction for our activities in the Northeast region of Brazil, subject to certain conditions. Conversely, if the corresponding tax authorities understand that we have not complied with any of the tax benefit requirements or if the current tax programs from which we benefit are modified, suspended, cancelled, not renewed or renewed under terms that are substantially less favorable than expected, we may become liable for the payment of related taxes at the full tax rates and our results of operations may be adversely affected. Income tax exemptions amounted to R$83.9 million, R$43.2 million and R$107.7 million, for the years ended December 31, 2020, 2019 and 2018, respectively. See “Item 4.B. Information on the Company—Business Overview—Distribution of Liquefied Petroleum Gas—Ultragaz—Income tax exemption status”, “Item 4.B. Information on the Company—Business Overview—Petrochemicals and Chemicals—Oxiteno—Income tax exemption status” and “Item 4.B. Information on the Company—Business Overview—Storage services for liquid bulk —Ultracargo—Income tax exemption status”.

No single shareholder or group of shareholders holds more than 50% of our capital stock, which may increase the opportunity for alliances between shareholders and other events that may occur as a result thereof.

No single shareholder or group of shareholders holds more than 50% of our capital stock. Due to the absence of a controlling shareholder, we may be subject to future alliances or agreements between shareholders, which may result in the exercise of a relevant influence over our Company by them. In the event a controlling group is formed and decides to exercise its influence over our Company, we may be subject to unexpected changes in our corporate governance and strategies, including the replacement of key executive officers. Any unexpected change in our management team, business policy or strategy, any dispute between our shareholders, or any attempt to acquire control of our Company may have an adverse impact on us. The term of office of our current members of our Board of Directors, who were elected at the annual and extraordinary general shareholders’ meeting held on April 14, 2021, will expire in the annual general shareholders’ meeting to be held in 2023.

As a result of acquisitions, Ultrapar has assumed and may assume in the future certain liabilities related to the businesses acquired or to be acquired and risks associated with the transactions, including regulatory risks.

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

In addition, Ultrapar is subject to risks relating to acquisitions that it enters into from time to time. Such risks include that the approval of such transactions may ultimately be refused by the relevant regulatory bodies, including CADE. See “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings”.

These liabilities may cause Ultrapar to be required to make payments (including indemnifications and future claims in judicial and arbitral proceedings), incur charges or take other actions that may adversely affect Ultrapar’s financial position and results of operations and the price of Ultrapar’s shares.

Our founding family and part of our senior management, through their ownership interest in Ultra S.A. and Parth, own a significant portion of our shares and may influence the management, direction and policies of Ultrapar, including the outcome of any matter submitted to the vote of shareholders.

Although there is no controlling shareholder of Ultrapar, our founding family and part of our senior management, through their ownership interest in Ultra S.A., beneficially own 25% of our outstanding common stock. Ultra S.A., together with Parth, another branch of the Igel family, entered into a shareholders’ agreement on May 2, 2018 relating to their Ultrapar shares. On August 18, 2020, Ultra S.A. and Parth entered into the 2020 Shareholders’ Agreement to include Pátria, in its capacity as Ultra S.A.'s shareholder then holding a 20% stake in Ultra S.A.'s capital stock, as consenting intervening party, therefore bound by the provisions of the 2020 Shareholders' Agreement. The 2020 Shareholders’ Agreement replaced the 2018 Shareholders’ Agreement in its entirety, and the terms and conditions remain substantially the same of the latter. As of the date of this annual report, the  2020 Shareholders' Agreement binds a total of shares representing 34.5% of the Company’s capital stock. See “Item 4.A. Information on the Company—History and Development of the Company”, “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders’ Agreements” and “Exhibit 2.13—2020 Shareholders’ Agreement, dated as of August 18, 2020”. Accordingly, these shareholders, acting together through Ultra S.A. and Parth, may exercise significant influence over all matters requiring shareholder approval, including the election of our directors.

Our status as a holding company may limit our ability to pay dividends on the shares and consequently, on the ADSs.

As a holding company, we have no significant operating assets other than the ownership of shares of our subsidiaries. Substantially all of our operating income comes from our subsidiaries, and therefore we depend on the distribution of dividends or interest on shareholders’ equity from our subsidiaries. Consequently, our ability to pay dividends depends solely upon our dividends and other cash flows from our subsidiaries.

Our governance and compliance processes may fail to prevent regulatory penalties and reputational harm.

We are committed to conduct our businesses in a legal and ethical manner in compliance with the local and international statutory requirements and standards applicable to our activities. However, our governance and compliance processes, which include reviewing internal controls over financial reporting, may not prevent future violations of applicable legal, including anti-corruption, antitrust and conflicts of interest laws and regulations, accounting or governance standards. Although we have implemented what we understand to be a robust compliance and ethics program to detect and prevent violations of applicable anti-corruption, antitrust and conflicts of interest laws, we may be subject to breaches of our Code of Ethics, anti-corruption policies and commercial conduct protocols, and to instances of fraudulent behavior, corrupt, anticompetitive and unethical practices and dishonesty by our employees, contractors or other agents. In the recent past, anticompetitive practices have been one of the main problems affecting fuels and LPG distributors in Brazil, including Ipiranga and Ultragaz. There are allegations of cartels involved in price fixing in the fuel distribution and LPG sectors, and CADE has been targeting players of these sectors in different regions of Brazil. CADE has recently been actively investigating these sectors and the outcome of the ongoing investigations, administrative proceedings and lawsuits could have a material adverse effect on Ipiranga and Ultragaz. Our failure to comply with applicable laws and other standards could subject us to, among others, litigation, investigations, expenses, fines, loss of operating licenses and reputational harm.

Information technology failures, including those that affect the privacy and security of personal data, as a result of cyber-attacks or other causes, could adversely affect our businesses and the market price of our shares and ADSs.

We increasingly rely on information technology systems to process, transmit, and store electronic information. A significant portion of the communication between our personnel, customers, and suppliers depends on information technology. In addition, our billing systems relies heavily on technology infrastructure. As with all large systems, our information systems may be vulnerable to a variety of interruptions due to events beyond our control, including, but not limited to, natural disasters, terrorist attacks, telecommunications failures, computer viruses, hacker attacks, human errors or other security issues.

We depend on information technology to enable us to operate efficiently and interface with customers, as well as to maintain in-house management and control. We also collect and store non-public personal information that customers provide to purchase products or services, including personal information and payment information.

In addition, the concentration of processes in shared services centers means that any technology disruption could impact a large portion of our business within the operating regions we serve. Any transitions of processes to, from or within shared services centers as well as other transformational projects, could lead to business disruptions. If we do not allocate, and effectively manage, the resources necessary to build and sustain the proper technology infrastructure, we could be subject to transaction errors, processing inefficiencies, loss of customers, operations disruptions, or the loss of or damage to intellectual property caused by security breach. As with all information technology systems, our system could also be penetrated by outside parties with the purpose of extracting information, corrupting information or disrupting business processes.

In Brazil, we are subject to laws and regulations relating to data protection and data privacy, including Brazilian Law No. 13,709 (LGPD). LGPD, which came into force in September 2020, except for its administrative sanctions (Articles 52, 53 and 54), which will only come into force on August 1, 2021, pursuant to Law No. 14,010, sets out the rights of data holders and, among others, creates a legal framework for the processing of personal data. LGPD requires mandatory breach notification in case of relevant risk or damage to the data holder and authorizes regulatory investigations that could lead to fines and other sanctions in case of non-compliance. To date, there are no ongoing regulatory investigations and sanctions are not yet in effect. However, we cannot assure that we will not be subject to any such investigations and any resulting sanctions in the future, should any breaches take place.

LGPD, as well as any other changes to existing personal data protection laws and the introduction of such laws in other jurisdictions in which we operate, may subject us to, among other measures, additional costs and expenses, which would require costly changes to our business practices and security systems, policies, procedures and practices.

As a result of our activities, Ultra Group processes personal data, including data of employees, dealers, customers and consumers. Therefore, in order to comply with the applicable laws and regulations, we have designed and implemented a privacy program, which, among others, aims to ensure that our businesses will put in place the procedures required to provide the appropriate legal basis for the processing of personal data and the adequate handling of said personal data.

We have implemented security measures to protect our databases and prevent cyberattacks, thereby reducing risks of exposure to data breaches and IT security incidents and we have adopted various actions aiming to minimize potential technology disruptions, such as tools, controls and procedures in the management and monitoring of internal and perimeter security, periodic analysis of vulnerabilities, an information security and cybersecurity awareness program, contingency plans for critical processes, a secondary environment for physical disaster recovery and respective periodic tests, tools for continuous monitoring and correlation of events, a dedicated team responsible for maintaining and continuously improving the information security management system, incident response plans and other best practices and tools, but all of these protections may be compromised as a result of third-party security breaches, burglaries, cyberattack, errors by employees or employees of third-party vendors, of contractors, misappropriation of data by employees, vendors or unaffiliated third parties, or other irregularities that may result in persons obtaining unauthorized access to company data or otherwise disrupting our business.

For example, on January 11, 2021, an unauthorized party disrupted access to our IT systems, which caused a temporary interruption to our operations and resulted in the theft of certain proprietary data. On January 14, 2021, we began restoring the systems that were affected by this incident, consistent with our cybersecurity guidelines and policies. Although our investigation of the data theft remains ongoing, all critical information systems of the Company and its subsidiaries have been fully operational since February. We are still evaluating the impact of this incident to our businesses and third parties, but no material adverse effect has been identified so far. For further information, see note 35 to our consolidated financial statements and our 6-Ks furnished to the SEC on January 12, 2021, and January 25, 2021.

Similar interruptions, data breaches or any noncompliance with LGPD could have an adverse effect on our businesses, reputation, results of operations, cash flows or financial condition, or result in proceedings or actions against us, including or imposition of fines.

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

•          payment business regulations;

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

Brazilian markets have registered an increase in volatility due to uncertainties resulting from ongoing investigations conducted by the Brazilian Federal Police and the Brazilian Federal Public Prosecutor’s Office with respect to high-ranking members of the government, including President Jair Bolsonaro. Such investigations have impacted the country’s economy and political environment. The potential outcome of these and other investigations is uncertain, but they have already had a negative impact on the market general perception regarding the Brazilian economy and have adversely affected and may continue to affect our business, financial condition and results of operations, as well as the market price of our common shares. We cannot predict whether the ongoing investigations, including those involving President Jair Bolsonaro, will lead to further political and economic instability, nor whether new allegations against government officials and executives and/or private companies will emerge in the future. We are also unable to foresee the results of these investigations, nor the impact on the Brazilian economy or the Brazilian stock market.

In addition, in March 2021 the Brazilian Supreme Court decided an appeal challenging the conviction of former President Luiz Inacio Lula da Silva, and ruled that certain corruption and money laundering charges faced by him should be redistributed to a different court and judged again. As a result, former President Luiz Inacio Lula da Silva has been granted his political rights back, adding uncertainty to the local political scenario for the 2022 presidential elections and further questioning the stability of judicial proceedings locally.

Furthermore, President Bolsonaro has been criticized both in Brazil and internationally, with the destabilizing effects of the COVID-19 pandemic increasing political uncertainty and stability in Brazil, particularly after the departure of several high-ranked federal ministers and the allegations of corruption against President Bolsonaro.

The Brazilian government may be subject to internal pressure to change its current macroeconomic policies in order to achieve higher rates of economic growth. The Central Bank of Brazil may, in the future, be pressured to increase them, thereby restricting the availability of credit, increasing its cost and reducing economic growth. On February 2021, the Congress approved the autonomy of Central Bank of Brazil, minimizing the possibility of government interference in Brazilian monetary policy.

Brazil’s federal budget has been in deficit since 2014. Similarly, the governments of Brazil’s constituent states are also facing fiscal concerns due to their high debt burdens, declining revenues and inflexible expenditures. The Brazilian Congress has approved a ceiling on government spending that limits primary public expenditure growth to the prior year’s inflation for a period of at least 10 years. In 2019, Congress approved the reform of Brazil’s pension system, which is expected to contribute towards complying with the spending limit. However, discussions in the Brazilian Congress relating to a tax and an administrative reform remain ongoing as of the date of this annual report. In addition, governmental responses to the ongoing COVID-19 pandemic may have significant effect on the fiscal position in Brazil, including reduced tax revenue and increased governmental spending to combat COVID-19 and its impacts. The Brazilian Congress has approved a legislative decree that recognizes the state of public calamity in Brazil due to the COVID-19 pandemic and such state of calamity was effective until December 31, 2020. Due to the state of public calamity, the government is not required to meet the fiscal primary balance target for 2020. In addition, a constitutional amendment has been approved by the Congress to allow the separation of expenses incurred to combat COVID-19 from the budget of the Federal Government, creating an extraordinary regime to allow the increase in public expenditures during the ongoing COVID-19 pandemic without the constitutional barriers that currently restrict federal spending. The proposed constitutional amendment exempts the Federal Government from the so-called fiscal “golden rule” of balancing the budget through the end of 2020 and proposals under consideration may also include significant financial support to the budgets of states and municipalities, further increasing government spending, which is expected to further increase the fiscal deficit in Brazil. This deficit may further increase if the Brazilian government approves a new wave of financial stimulus.

Diminished confidence in the Brazilian government’s budgetary condition and fiscal stance could result in downgrades of Brazil’s sovereign debt by credit rating agencies and the rise of risk premium, negatively impacting Brazil’s economy, lead to further depreciation of the Real and an increase in inflation and interest rates. In addition, negative ratings actions could be taken by rating agencies as a result of economic and political uncertainties or other factors in connection with the COVID-19 pandemic (see “—Risks Relating to Ultrapar and Its Industries—Our businesses may be materially and adversely affected by the outbreak of communicable diseases, such as the ongoing COVID-19 pandemic, or other epidemics or pandemics”, and other risk factors included herein). The occurrence of any of these factors could adversely affect our businesses, results of operations and financial condition.

We cannot predict which policies will be adopted by the Brazilian government, including with respect to the oil and gas industry or Petrobras’ pricing policies. Moreover, in the past, the Brazilian economy has been affected by the country’s political events, which have also affected the confidence of investors and the public in general, thereby adversely affecting the performance of the Brazilian economy. Furthermore, any indecisiveness by the Brazilian government in implementing changes to certain policies or regulations may contribute to economic uncertainty in Brazil and heightened volatility for the Brazilian securities markets and securities issued abroad by Brazilian companies. We are not able to fully estimate the impact of global and Brazilian political and macroeconomic developments on our businesses. In addition, there is substantial uncertainty regarding future economic policies, and we cannot predict which policies will be adopted by the Brazilian government and whether these policies will negatively affect the economy or our businesses or financial performance. Recent economic and political instability has led to a negative perception of the Brazilian economy and higher volatility in the Brazilian securities markets, which also may adversely affect our securities and us. Any continued economic instability and political uncertainty which results in reduced availability of credit and reduced economic growth may materially and adversely affect our businesses.

Inflation and certain governmental measures to curb inflation may contribute significantly to economic uncertainty in Brazil and could harm our businesses and the market value of the ADSs and our shares.

In the past, Brazil has experienced extremely high rates of inflation. Inflation and some of the Brazilian government’s measures taken in an attempt to curb inflation have had significant negative effects on the Brazilian economy. Since the introduction of the Real in 1994, Brazil’s inflation rate has been substantially lower than that in previous periods. However, in the recent past, the economy has experienced increasing inflation rates and actions taken in an effort to curb inflation, coupled with economic and political impacts derived from COVID-19 crisis and speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. According to the Índice Geral de Preços-Mercado, or IGP-M, an inflation index, the Brazilian general price inflation rates were 23.1% in 2020, 7.3% in 2019, 7.5% in 2018, -0.5% in 2017 and 7.2% in 2016. According to the Índice Nacional de Preços ao Consumidor Amplo, or IPCA, an inflation index to which Brazilian government’s inflation targets are linked, inflation in Brazil was 4.5% in 2020, 4.3% in 2019, 3.7% in 2018, 2.9% in 2017 and 6.3% in 2016. Brazil may experience high levels of inflation in the future. Our operating expenses are substantially in Reais and tend to increase with Brazilian inflation. Inflationary pressures may also hinder our ability to access foreign financial markets or may lead to further government intervention in the economy, including the introduction of government policies that could harm our businesses or adversely affect the market value of our shares and, as a result, our ADSs.

Exchange rate instability may adversely affect our financial condition, results of operations and the market price of the ADSs and our shares.

Although a substantial portion of our sales is denominated in Reais, prices and certain costs in the chemical business (including but not limited to ethylene and palm kernel oil, purchased by our subsidiary Oxiteno) are benchmarked to prices prevailing in the international markets, mainly denominated in U.S. dollars. In addition, a significant portion of the products that we distribute, including LPG and fuel, have prices linked to commodity prices denominated in U.S. dollars. Therefore, we are exposed to foreign exchange rate risks that could materially adversely affect our business, financial condition and results of operations as well as our capacity to service our debt. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

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

In 2016, the Real appreciated 17% against the U.S. dollar, marking the first year that it has appreciated against the U.S. dollar since 2011, despite residual political instability and continuing signs of shrinking of the Brazilian economy. This was due mostly to improvements in the Brazilian political environment, following the impeachment of former president Dilma Rouseff and certain stabilizing measures proposed by President Michel Temer as well as ongoing efforts by the government’s economic team to curb public spending and debt. In 2017, the Real depreciated 2% against the U.S. dollar reflecting the continued political instability and deterioration of the expectation of the pension reform approval, despite the slight improvement in the Brazilian macroeconomic scenario. In 2018, the Real depreciated 17%, pressured mainly by the global instability, result of economic crises in developed countries and the increase of interest rates by the Federal Reserve System in the United States. The domestic scenario, characterized by political instability due to the presidential election and the slow progress of fiscal and pension reforms, also influenced the Real depreciation during the year. In 2019, the Brazilian Central Bank reduced the interest rate to boost economic momentum after indications of low inflation. The reduction in interest rates, along with geopolitical instability – mainly the commercial conflict between the United States and China, led to pressures on the Real exchange rate in 2019. Despite the pension reform approval by the Brazilian Congress and other events that caused periods of appreciation during the year, the Real depreciated 4% against the U.S. dollar in 2019. In 2020, the Real depreciated 29% against the U.S. dollar, mainly due to the low interest rate environment in Brazil coupled with local and international market conditions, including the economic, political and other impacts of the ongoing COVID-19 pandemic. From December 31, 2020 to April 28, 2021, the Real depreciated 4% against the U.S. dollar, because of the same reasons mentioned above. See “Item 3.A. Key Information—Selected Consolidated Financial Data—Exchange Rates”.

There are no guarantees that the exchange rate between the Real and the U.S. dollar will stabilize at current levels, and the Real and the U.S. dollar exchange rate may be adversely impacted by the economic and fiscal scenario caused by the ongoing COVID-19 pandemic and governmental responses to this. Although we have contracted hedging instruments with respect to part of our existing U.S. dollar debt obligations, in order to reduce our exposure to fluctuations in the dollar/Real exchange rate, we cannot guarantee that such instruments will be adequate to fully protect us against further devaluation of the Real, and we could in the future experience monetary losses as a result. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for information about our foreign exchange risk hedging policy.

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

In 2018, 2019 and 2020, the Brazilian market remained volatile due to, among other factors, uncertainties about the political, commercial and trading relationships between the United States and China, the increasing risk aversion to emerging market countries, and the uncertainties regarding Brazilian macroeconomic and political conditions. These uncertainties adversely affected us and the market value of our securities. In addition, we continue to be exposed to disruptions and volatility in the global financial markets because of their effects on the financial and economic environment, particularly in Brazil, such as a slowdown in the economy, an increase in the unemployment rate, a decrease in the purchasing power of consumers and the lack of credit availability. In addition, since the beginning of 2020, the ongoing COVID-19 pandemic has resulted in significant financial market volatility and uncertainty around the globe. See “Our businesses may be materially and adversely affected by the outbreak of communicable diseases, such as the ongoing COVID-19 pandemic, or other epidemics or pandemics”.

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

The turmoil of the global financial markets and the scarcity of credit in the past led to lack of consumer confidence, increased market volatility and widespread reduction of business activity. An economic downturn could materially and adversely affect the liquidity, businesses and/or financial conditions of our customers, which could in turn result not only in decreased demand for our products, but also increased delinquencies in our accounts receivable. Furthermore, an eventual new global financial crisis could have a negative impact on our cost of borrowing and on our ability to obtain future borrowings. The disruptions in the financial markets could also lead to a reduction in available trade credit due to counterparties’ liquidity concerns. If we experience a decrease in demand for our products or an increase in delinquencies in our accounts receivable, or if we are unable to obtain borrowings our businesses, financial condition and results of operations could be materially adversely affected.

The rapid escalation of COVID-19 pandemic across the world since the beginning of 2020 has had, and can continue to have, a number of negative impacts on our businesses, financial condition and results of operations. See “—Our businesses may be materially and adversely affected by the outbreak of communicable diseases, such as the ongoing COVID-19 pandemic, or other epidemics or pandemics”.

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

Under our bylaws, unless otherwise proposed by the Board of Directors and approved by the voting shareholders at our annual shareholders’ meeting, we must generally pay our shareholders a mandatory distribution equal to at least 50% of our adjusted net profit, after the allocation of 5% of the net profit to the legal reserve. However, our net income may be used to increase our capital stock, used to set off losses and/or otherwise retained in accordance with the Brazilian Corporate Law and may not be available for the payment of dividends, including in the form of interest on shareholders’ equity. Therefore, whether you receive a dividend or not depends on the amount of the mandatory distribution, if any, and whether the Board of Directors and the voting shareholders exercise their discretion to suspend these payments. See “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Dividends and Distribution Policy—Dividend Policy” for a more detailed discussion of mandatory distributions.

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

Shareholders of Ultra S.A. and Parth, which own 34.5% of our outstanding shares, have the right to exchange their shares of Ultra S.A. and Parth for shares of Ultrapar and freely trade them in the market as more fully described under “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders’ Agreements”. Other shareholders, who may freely sell their respective shares, hold a substantial portion of our remaining shares. A sale of a significant number of shares could negatively affect the market value of the shares and ADSs. The market price of our shares and the ADSs could drop significantly if the holders of shares or the ADSs sell them or the market perceives that they intend to sell them.

There may be adverse U.S. federal income tax consequences to U.S. Holders if we are or become a PFIC under the Code.

If we were characterized as a PFIC, in any year during which a U.S. Holder holds our shares or ADSs, certain adverse U.S. federal tax income consequences could apply to that person. Based on the manner in which we currently operate our businesses, the projected composition of our income and valuation of our assets, and the current interpretation of the PFIC rules, including the Commodity Exception, we do not believe that we were a PFIC in 2020 and we do not expect to be a PFIC in the foreseeable future. However, because PFIC classification is a factual determination made annually and is subject to change and differing interpretations, there can be no assurance that we will not be considered a PFIC for the current taxable year or any subsequent taxable year. U.S. Holders should carefully read “Item 10.E. Additional Information — Taxation — U.S. Federal Income Tax Considerations” for a description of the PFIC rules and consult their tax advisors regarding the likelihood and consequences of us being treated as a PFIC for U.S. federal income tax purposes.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We were incorporated on December 20, 1953, with our origins going back to 1937, when Ernesto Igel founded Ultragaz and pioneered the use of LPG as cooking gas in Brazil, using bottles acquired from Companhia Zeppelin. The gas stove began to replace the traditional wood stove, and to a lesser degree, kerosene and coal, which dominated Brazilian kitchens at the time.

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

Our main businesses are described as follows:

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

In 2003, Ultragaz acquired Shell Gás, Royal Dutch Shell plc’s LPG operations in Brazil. With this acquisition, Ultragaz became the Brazilian market leader in LPG, with a 24% share of the Brazilian market on that date. In 2011, Ultragaz acquired Repsol’s LPG distribution business in Brazil.

Ultracargo

In the decade of 1960, the market demand for high-quality and safe transportation services led to our entrance in the transportation of chemicals, petrochemicals and LPG segment. In 1978, Tequimar was founded for the purpose of operating the terminals business. Later, Tequimar was acquired by Ultracargo, which is currently the largest provider of liquid bulk storage in Brazil.

In 2005, Ultracargo started up a new terminal in Santos, its second port terminal, that integrates road, rail and maritime transportation systems. In 2008, Ultracargo acquired 100% of the shares of União Terminais held by Unipar, with port terminals in Santos and Rio de Janeiro, as well as the 50% stake held by Unipar in União Vopak total capital stock, the owner of a port terminal in Paranaguá. The combination of its operations with those of União Terminais doubled the size of Ultracargo in terms of EBITDA and made it the largest liquid bulk storage company in Brazil, strengthening its operating scale. With this acquisition, Ultracargo increased its presence at the port of Santos, the largest Brazilian port, and is now strategically positioned in the ports of Rio de Janeiro and Paranaguá, where the company did not previously have operations.

In 2009, Ultracargo acquired Puma Storage do Brasil Ltda., a storage terminal for liquid bulk located at the port of Suape, in the state of Pernambuco. In 2012, Ultracargo acquired Temmar from Temmar Netherlands B.V. and Noble Netherlands B.V., subsidiaries of Noble Group. Temmar owned a terminal in the port of Itaqui, in the state of Maranhão.

In March 2018, Tequimar acquired 100% of the quotas of TEAS, owned by Raízen Energia S.A. and Raízen Araraquara Açúcar e Álcool Ltda., whose assets had already been operated by Tequimar in the port of Santos.

In April 2019, as a result of the completion of a public bid process, Ultracargo was awarded the concession rights of a specific area in the port of Vila do Conde, in Barcarena, state of Pará, with the commitment that Ultracargo builds and operates a minimum storage capacity of 59 thousand cubic meters. The new terminal is expected to start its operations in early 2022, enhancing our presence in the North region of Brazil in a strategic location with privileged infrastructure. Ultracargo is expected to invest approximately R$300 million in the construction of the Vila do Conde terminal.

Oxiteno

We were also one of the pioneers in developing the Brazilian petrochemicals industry with the creation of Oxiteno in 1970, whose first plant was located in the Mauá petrochemical complex in São Paulo metropolitan area. In 1974, Oxiteno inaugurated its second industrial unit, in the Camaçari petrochemical complex in Bahia. In 1986, Oxiteno established its own research and development center in order to respond to specific customer needs. In 2002, Oxiteno completed a tender offer for the acquisition of the shares of its subsidiary Oxiteno Nordeste, through the acquisition of approximately 73.3% of the shares held by minority shareholders. Oxiteno increased its share ownership in Oxiteno Nordeste from 97% to 98.9%.

In 2003, we concluded the acquisition of Canamex, later renamed Oxiteno Mexico, a Mexican specialty chemicals company. In 2004, we acquired the operational assets of Rhodia Especialidades S.A. de C.V. in Mexico. Both acquisitions had the target of establishing a stronger presence in the Mexican petrochemical market and to create a production and distribution platform to serve the United States market.

In 2007, Oxiteno acquired Arch Química Andina, C.A., at such time, the sole producer of ethoxylates in Venezuela, which had been the only ethylene oxide producing country in Latin America where Oxiteno did not have operations. The company was later renamed Oxiteno Andina. In October 2019, Oxiteno Andina was sold to a buyer in Venezuela, motivated by the operational and economic environment in the country.

In 2012, Oxiteno acquired a specialty chemicals plant in the United States. The plant is located in Pasadena, Texas, one of the most important chemical hubs in the world, benefiting from attractive feedstock conditions, including competitive natural gas-based raw materials, and highly efficient logistics infrastructure. In September 2018, Oxiteno completed the construction of the new alkoxylation unit in the same site in Texas, US. The unit expanded Oxiteno’s footprint in the United States, focusing on local markets of agrochemicals, personal care, household and industrial cleaning, coatings and oil and gas.

In 2012, Oxiteno acquired American Chemical I.C.S.A. (currently Oxiteno Uruguay), a Uruguayan specialty chemicals company. Oxiteno Uruguay’s production capacity is 81 thousand tons per year, particularly sulfonate and sulfate surfactants for the home and personal care industries.

As of December 2019, Oxiteno Nordeste was merged into Oxiteno. All activities of Oxiteno Nordeste were assumed by Oxiteno.

Oxiteno continued the expansion of its international activities, initiated in 2003 with the opening of commercial offices outside Brazil. In 2006, Oxiteno opened its first commercial office outside Brazil, in Buenos Aires, Argentina – Oxiteno Argentina S.R.L. In 2008, Oxiteno inaugurated its first sales office in Europe and the third outside Brazil in Brussels, Belgium, as part of Oxiteno’s internationalization strategy. In 2012, Oxiteno opened a commercial office in Shanghai, China – Oxiteno Shanghai Trading LTD.

Ipiranga

In 2007, Ultrapar, Petrobras and Braskem announced their intent to acquire the Ipiranga Group, and Ultrapar entered into, and Petrobras and Braskem acknowledged, the Ipiranga Group SPA with the Key Shareholders of the principal companies comprising the Ipiranga Group. Later in 2007, Ultrapar acquired the control of the Southern Distribution Business, EMCA and a one-third stake in RPR, in connection with the acquisition of the Ipiranga Group. Following the acquisition, Ultrapar, which was already Brazil’s largest LPG distributor, became the second largest fuel distributor in the country, with a 14% market share in 2007, according to ANP.

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

In 2008, Ipiranga entered into a sale and purchase agreement with Chevron for the acquisition of 100% of the shares of CBL and Galena. The combination with Texaco created a nationwide fuel distribution business, strengthening its competitiveness through a larger operational scale. After completion of the acquisition, Ipiranga implemented its business plan, which consisted of two main work streams (i) the integration of operations, administrative and financial functions of Texaco, and (ii) the implementation of Ipiranga’s business model in the expanded network, with a wider range of products and services and a differentiated approach to its resellers. By the end of 2012, Ipiranga had also converted all the acquired Texaco branded stations into the Ipiranga brand.

In 2009, a capital increase of R$15 million was approved at an extraordinary general shareholders’ meeting of RPR through the issuance of 15 million new common and preferred shares and the admission of new shareholders in its capital stock, as part of the acquisition of the Ipiranga Group. As a result, RPR ceased to be a wholly owned subsidiary of Ultrapar. Ultrapar retains a non-controlling equity interest of 33% in RPR.

In 2010, Ipiranga acquired 100% of the shares of DNP. DNP distributed fuels in the states of Amazonas, Rondônia, Roraima, Acre, Pará and Mato Grosso through a network of 110 service stations, with 4% market share in 2009 in the North of Brazil.

In 2012, Ipiranga entered the segment of electronic payment for tolls, parking and fuels through ConectCar. ConectCar fits into Ipiranga’s strategy of differentiation, offering more products and services in its service station network focused on convenience and practicality, generating benefits for its clients, retailers and for the company itself. In 2015, Redecard S.A. acquired 50% of ConectCar from a former partner. This new partner provided opportunities to ConectCar expand its services to new markets, continuing with its purpose of offering customers mobility, convenience, flexibility and, above all, differentiated benefits.

In 2016, Ipiranga entered into an association agreement with Chevron to create a new company in the lubricants business, Iconic; of which Ipiranga and Chevron hold 56% and 44%, respectively. Operations commenced on December 1, 2017.

In March 2019, Ipiranga was awarded the concession of specific areas in Vitória (ES) and Cabedelo (PB) through the consortia Nordeste and Navegantes, in which Ipiranga holds one third of the total participation, together with BR and Raízen. The concessions require the consortia to build and operate a minimum storage capacity for the Nordeste consortium of 64 thousand cubic meters and initial operations are expected to start in 2021, while the minimum storage capacity of the Navegantes consortium is 66 thousand cubic meters, with initial operation currently expected during 2022. In April 2019, Ipiranga won two concessions in the port of Miramar, in Belém (PA): (i) area BEL02A, through a consortium 50% owned by Ipiranga and 50% owned by Raízen, with a minimum storage capacity of 41 thousand cubic meters, and (ii) area BEL04A, which is currently operated by Ipiranga, therefore maintaining its operation in the region, with minimum storage capacity of 23 thousand cubic meters. These were strategic moves for Ipiranga, which improves logistics efficiency of fuels distribution through its own storage capacity and contributes to better quality services in the respective regions.

In 2020, Ipiranga’s convenience stores AmPm began the implementation of a comprehensive project for reviewing their business model, involving the repositioning of the brand, a revision of the product sales mix, new store layout and the development of sales through digital channels. In addition to the existing franchise model, AmPm began to manage its company-operated stores during the year. These initiatives are intended to strengthen the franchise model, achieve operational excellence, boost profits of AmPm operations and test new trends in the business model.

Extrafarma

Benefitting from almost 60 years of activity in the wholesale and retail of pharmaceutical products, Extrafarma is a leading drugstore chain in the main regions in which it operates. In 2013, Ultrapar and the former shareholders of Extrafarma entered into an association agreement with Extrafarma, one of Brazil’s top ten drugstores chains, marking our entry in the retail pharmacy business. According to the terms of the agreement, Ultrapar and Extrafarma entered into a merger of shares, pursuant to which Ultrapar acquired 100% of the shares of Extrafarma in exchange for up to 2.9% of shares issued by Ultrapar to Extrafarma’s shareholders. Extrafarma became a wholly owned subsidiary of Ultrapar from February 1, 2014 onwards. The total consideration of the Extrafarma transaction consisted of the issuance of up to 32,056,262 shares of Ultrapar and the assumption by Ultrapar of Extrafarma’s net debt of R$106 million as of December 31, 2012.

Ultrapar received from the former seven shareholders of Extrafarma all of the shares of Extrafarma in exchange for 24,042,200 newly issued shares of Ultrapar, in accordance with Art. 252 of the Brazilian Corporate Law, increasing our issued share capital to 1,112,810,192 shares. In addition, as a mechanism for possible adjustments related to contingencies whose triggering events occurred prior to the closing of the transaction, we issued subscription warrants to the former Extrafarma shareholders that, if exercised, could potentially lead to the issuance of up to 8,014,062 shares, subject to adjustment based on numerous factors. Of the total possible shares that could be issued to the former Extrafarma shareholders upon exercise of the subscription warrants, they could receive up to 6,411,244 shares of Ultrapar based on absence of indemnification obligations.

In February 2020, August 2020 and February 2021, the subscription warrants were partially exercised, with an issuance of 2,108,542, 86,978 and 70,939 common shares, respectively, to former Extrafarma shareholders. Therefore, as of the date of this annual report, the exercise of the remaining subscription warrants by the former Extrafarma shareholders could potentially lead to issuance of up to 3,567,069 additional shares of Ultrapar. The number of shares were adjusted to reflect the stock split issued by the Company on April 10, 2019.

abastece aí

In July 2020, Ultrapar announced the creation of a business in the digital payment segment, combining the abastece aí (“fill up here”) app and the loyalty program “Km de Vantagens” (Km of Advantages Program). The application also offers discounts and cashback at a growing network of retail partners. This initiative is designed to accelerate the value creation of these platforms and the expansion of the services provided, with the potential for creating a digital ecosystem of sizeable proportions and capillarity. From August 2020, when the new app was launched, to December 2020, more than 2.3 million digital accounts have been created with the total number of transactions processed surpassing R$3.5 billion, indicating rapid consumer acceptance, as well as the growth potential of the business.

As a result of this initiative, the abastece aí app and the Km de Vantagens program became part of a new independent company of the Ultra Group, that operates under the brand abastece aí.

Corporate events

On October 6, 1999, we concluded our initial public offering, listing our shares simultaneously on B3 and NYSE. In 2000, Ultra S.A.’s shareholders signed an agreement, assuring equal treatment of all shareholders (holders of both common and/or preferred shares) in the event of any change in control – tag along rights. The agreement determined that any transfer of control of Ultrapar, either directly or indirectly, would only be executed in conjunction with a public offer by the acquiring entity to purchase the shares of all shareholders in the same proportion and under the same price and payment terms as those offered to the controlling shareholders. In December 2002, we completed a corporate restructuring process that had begun in October 2002. The effects of the corporate restructuring were (i) the merger of Gipóia Ltda., a company which held a 23% direct stake in Ultragaz and was owned by Ultra S.A., into Ultrapar, increasing our ownership in Ultragaz to 99.6% and (ii) the exchange of shares issued by Oxiteno for shares issued by Ultrapar.

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

In April 2019, the Company’s Extraordinary and Annual General Meeting approved a stock split of Ultrapar’s common shares, whereby one existing share now represents two shares of the same class and type. The stock split did not alter Ultrapar’s total share capital and was effective on April 24, 2019.

During 2019, we created a Shared Services Center to centralize certain activities that were previously executed by our holding company operations and to include new activities that were previously executed by our businesses. This Shared Services Center, located in the city of Campinas (SP), started operating in January 2020 to deliver  high quality services (with service level agreements) to the businesses while reducing the costs of our back-office activities and allowing our businesses to focus on their core activities.

In March 2020, we announced the creation of Ultra Venture Capital. Ultrapar intends to invest up to R$150 million in start-ups, to be called over a 5-year period. We believe that Ultra Venture Capital will help us to have greater access to innovative and disruptive technologies, as well as entrepreneurial mindset and talent, among other benefits.

In August 2020, Ultra S.A. and Parth entered into the 2020 Shareholders’ Agreement to include Pátria, in its capacity as Ultra S.A.'s shareholder then holding a 20% stake in Ultra S.A.'s capital stock, as consenting intervening party, therefore bound by the provisions of the 2020 Shareholders' Agreement. The 2020 Shareholders’ Agreement replaced the 2018 Shareholders’ Agreement in its entirety, and the terms and conditions remain substantially the same of the latter. The agreement sets forth a set of rules to govern the relationship between Ultra S.A. and Parth and binds a total of shares representing 34.5% of the Company’s capital stock. The agreement aims to reinforce the principles that have been governing the actions of Ultra S.A. and Parth, in their capacity of Ultrapar’s shareholders, and to allow the Company to be managed in a professional and independent manner. See “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders’ Agreements”.

The COVID-19 pandemic has had, and continues to have, a material impact on businesses around the world, including ours, and the economic and political environments in which businesses operate. Our results of operations had been and still may be impacted by the ongoing COVID-19 pandemic. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Ultrapar and Its Industries— Our businesses may be materially and adversely affected by the outbreak of communicable diseases, such as the ongoing COVID-19 pandemic, or other epidemics or pandemics”, and other risk factors included herein and “ Item 5.D. Operating and Financial Review and Prospects—Trend Information” below.

Leadership

In June 2017, Ultrapar announced changes to its executive officers approved by its Board of Directors. As of October 2017, Frederico Curado replaced Thilo Mannhardt and assumed the position of Chief Executive Officer.

As part of a planned succession process, consistent with the Company’s governance, in May 2018, Paulo Guilherme Aguiar Cunha, after more than four decades of contributions, resigned as a member of the Board of Directors and Pedro Wongtschowski, Vice-Chairman of the Board of Directors and Chief Executive Officer of Ultrapar between 2007 and 2012, was elected Chairman. Mr. Lucio de Castro Andrade Filho, who joined the Company in 1977 and has been a member of the Board of Directors since 1998, was elected for the position of Vice-Chairman of the Board of Directors.

Other important succession movements took place at the senior management level, with the nomination of Rodrigo de Almeida Pizzinatto, Tabajara Bertelli Costa, Marcelo Pereira Malta de Araújo and Décio de Sampaio Amaral as Presidents of Extrafarma, Ultragaz, Ipiranga and Ultracargo, respectively, equally aligned to a planned succession process which blended internal promotions with the attraction of external talents.

In September 2020, the Board of Directors elected Rodrigo Pizzinatto, Chief Executive Officer of Extrafarma at that time, as our Chief Financial and Investor Relations Officer, after the resignation of André Pires de Oliveira Dias. In October 2020, Marcelo Bazzali was nominated as Chief Executive Officer of Extrafarma.

Ultracargo—Fire at storage facilities in Santos

In 2015, a fire occurred in six ethanol and gasoline tanks operated by Ultracargo in Santos, which represented 4% of the subsidiary’s overall capacity as of December 31, 2014. The Civil and Federal Polices investigated the accident and its impacts, and concluded that it was not possible to determine the cause of the accident or to individualize active or passive conduct related to the cause, and there was no criminal charge against either any individual or Ultracargo, by either authority. Notwithstanding, on February 21, 2018, the Federal Criminal Court of Santos accepted a criminal indictment filed by the Federal Public Prosecutor’s Office against Tequimar, which has already presented its defense against these charges, after being summoned in June 2018.

In 2017, Ultracargo obtained the licensing required for the return to operation of 67.5 thousand cubic meters of the total of 151.5 thousand cubic meters affected by the fire. The remaining tanks (84 thousand cubic meters) resumed operations between July and September 2019.

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

As a result of the evolution of the regulation process with insurers, as of December 31, 2016, the Company recorded insurance receivables in the amount of R$366.7 million and indemnities to customers and third parties in the amount of R$99.9 million in its balance sheet. In the first quarter of 2017, Ultracargo received the full amount from the insurers. On December 31, 2020 and December 31, 2019, there were no remaining amount for indemnities to customers and third parties recorded in its balance sheet. In addition, on December 31, 2020, there were contingent liabilities not recognized related to lawsuits in the amount of R$4.4 million (R$11.4 million as of December 31, 2019), and no remaining amount of contingent liabilities related to extrajudicial lawsuits as of December 31, 2020 and December 31, 2019.

See “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings”.

Recent Developments

Issuance of common shares

On February 24, 2021, our Board of Directors approved the issuance of 70,939 common shares within the limits of the authorized capital stock pursuant to Article 6 of the Company’s Bylaws, due to the partial exercise of the subscription warrants issued by the Company to the former Extrafarma shareholders in connection with the merger of shares of Extrafarma in 2014. As of the date of this annual report, the Company’s capital stock is represented by 1,115,076,651 common shares, all of them nominative and with no par value.

Issuance of debentures

On March 19, 2021, our subsidiary Tequimar Vila do Conde Logística Portuária S.A. completed its first issuance of R$360 million nonconvertible unsecured debentures due on March 15, 2028.  The debentures bear semiannual interest of IPCA plus 4.04%. The issuer hedged its exposition by swapping the IPCA to 111.4% of DI.

On March 26, 2021, our subsidiary Terminal Químico de Aratu S.A. – Tequimar completed its second issuance of R$100 million nonconvertible unsecured debentures due on March 15, 2028. The debentures bear semiannual interest of IPCA plus 4.37%. The issuer hedged its exposition by swapping the IPCA to 111.4% of DI.

Port concessions

On April 9, 2021, Ultracargo was awarded the concession of IQI13 area in the Itaqui port, state of Maranhão, for storage and handling of liquid bulk products, specially fuels. The minimum installed capacity will be 79 thousand cubic meters. The area will be operated by Ultracargo for at least 20 years, according to the auction notice. The estimated investments regarding this port concession is approximately R$310 million, to be disbursed throughout the next six years.

Investments

For a description of our principal capital expenditures and divestitures for the last three financial years ended December 31, 2020, please see "Item 5.B. Operating and Financial Review and Prospects – Business Overview – Liquidity and Capital Resources".

B. Business Overview

Ultrapar is a Brazilian company with its origins in 1937 when Ernesto Igel founded Ultragaz. Since then, Ultrapar has grown and expanded to new markets, becoming one of the largest corporate groups in Brazil. As of the date of this annual report, Ultrapar owns the following main businesses: Ipiranga, Ultragaz and Ultracargo (oil & gas downstream segment), Oxiteno (specialty chemicals), Extrafarma (retail pharmacy) and abastece aí (digital payments).

The following chart simplifies our organizational structure as of the date hereof, showing our main business units. For more detailed information about our current organizational structure, see “Item 4.C. Information on the Company—Organizational Structure”.

 Our Strengths

Leading market positions across our main businesses

Ultragaz is the largest LPG distributor in Brazil. In 2020, Ultragaz’s market share was 23.1%, according to ANP, and served approximately 11 million households in the bottled segment through a network of approximately 5.1 thousand independent retailers and 58 thousand customers in the bulk segment. For the year ended December 31, 2020, Ultragaz’s total volume of LPG sold was 1.7 million tons.

Ultracargo is the largest private company in the liquid bulk storage industry in Brazil, with six terminals and storage capacity of 838 thousand cubic meters as of December 31, 2020, providing it with leading positions in the main ports in Brazil in which it operates.

Oxiteno is a major producer of specialty chemicals and one of the largest producers of ethylene oxide and its principal derivatives in Latin America, according to IHS Chemical. Oxiteno has eleven industrial units: six in Brazil, three in Mexico, one in the United States and one in Uruguay and commercial offices in Argentina, Belgium, China and Colombia. Our chemical operations supply a broad range of market segments, particularly crop protection chemicals, food, cosmetics, detergents, packaging for beverages, thread and polyester filaments, brake fluids, oil & gas and paints and coatings. For the year ended December 31, 2020, Oxiteno sold 753 thousand tons of chemical products. In Brazil, Oxiteno competes mainly against imports.

Ipiranga is one of the largest fuel distributors in Brazil with a 18.5% market share in 2020, according to ANP, and a network of 7,107 service stations as of December 31, 2020. In addition to the service stations, Ipiranga’s network has 1,804 AmPm convenience stores and 1,172 Jet Oil franchises. In 2020, Ipiranga’s strategy was focused on strengthening its resale operations and increasing its performance. The implementation of Ipiranga’s business model—including its network of convenience stores and loyalty programs—in its network of service stations allows it to offer a wide range of products and services, benefiting consumers and resellers. The volume of fuel sold (ethanol, gasoline and diesel) by Ipiranga in 2020 was 20.8 million cubic meters.

Robust and resilient business portfolio

Our operations encompass LPG and fuel distribution, liquid bulk storage services, the production of ethylene oxide and its derivatives and operation of a drugstore chain. We believe our businesses provide us with increased financial capability and flexibility. We also believe that our businesses mix makes us less vulnerable to economic fluctuations and allows us to pursue growth opportunities as they arise in any of our business segments.

Ultrapar’s businesses are simultaneously resilient and leveraged on Brazilian economic growth. Some of Ultrapar’s businesses, such as the sale of LPG for residential use and fuels for light vehicles, are relatively resilient due to their inelastic demand profile and, therefore, are less volatile in economic downturns. Bottled LPG is an essential good, as it is mainly used for cooking, and, therefore, is generally less correlated to economic performance. Volume of fuels for light vehicles tends to grow linked to the number of light vehicles in Brazil. The Brazilian light vehicle fleet grew at rates ranging from 0.5% to 2.4% per year during the last five years, despite the volatility in the economic growth during this period.

On the other hand, other businesses of Ultrapar, such as sales of diesel fuel, specialty chemicals and bulk LPG are linked to the economic performance and tend to experience higher sales volumes during periods of strong economic growth. Sales growth of these products have been historically correlated to the performance of the Brazilian economy.

Highly efficient LPG distribution network

Ultragaz maintains an exclusive network of independent dealers, which has enabled it to control the quality and productivity of its dealers, leading to a recognition that we believe is associated with quality, safety and efficiency, and also to have frequent contact with LPG customers. This network constituted approximately 5.1 thousand resellers that sell Ultragaz LPG bottles as of December 31, 2020. In addition, in April 1995, Ultragaz was the first player to introduce LPG small bulk delivery in Brazil, with lower distribution costs than bottled distribution. Over the years, it has built a strong client base in this segment.

Flexibility across the petrochemical cycle

Oxiteno is one of the largest producers of ethylene oxide and its principal derivatives in Latin America. In 2020, 99% of its ethylene oxide production was used domestically in the production of ethylene oxide derivatives, which can be roughly classified in two groups: specialty and commodity chemicals. Oxiteno is a major producer of specialty chemicals, which have traditionally higher margins and less exposure to petrochemical cycles than commodity chemicals. Oxiteno has also been heavily investing in the development of products derived from renewable raw materials, aiming at reducing its dependence on oil-based feedstock and expanding its product portfolio.

Efficiencies in retail network logistics in addition to resale management know-how

We believe that the expertise in logistics and resale management that we have gained at Ultragaz is complemented by Ipiranga’s know-how in the same areas, thus maximizing efficiency and profitability at both companies.

Robust retail network

Ultrapar’s strategy for its retail operations is strongly focused on profitability and productivity through the expansion of Ipiranga’s logistics infrastructure coupled with differentiation and innovation initiatives. At Ipiranga, this focus has translated to the creation of new market niches through its reseller network characterized by customer service and convenience, thus contributing to high levels of customer loyalty. We believe these initiatives result in a better value proposition for customers and resellers, creating benefits for the whole chain – the client has access to differentiated, more convenient products and services; the reseller has a more attractive business; and the service station has a differentiated positioning, contributing to the evolution of the company’s results.

As part of its differentiation strategy, Ipiranga launched in 2010 bakeries within its AmPm stores. Our bakeries serve fresh products like bread, coffee, snacks and hot meals through more than 150 items, including AmPm branded products. As of December 31, 2020, 810 bakeries were operating within Ipiranga’s AmPm stores.

In 2014, Ipiranga launched a vertical and integrated supply solution, concentrating logistics, sales and service of AmPm convenience stores under a single corporate structure: AmPm Suprimentos. This initiative aims to streamline AmPm operations, improve the franchisees’ competitiveness and ensure a higher quality product assortment, creating value for clients and franchisees. As of December 31, AmPm2020, AmPm Suprimentos operated four distribution centers located in the states of Rio de Janeiro, São Paulo, Paraná and Rio Grande do Sul, which supply AmPm convenience stores in those states with the main categories of products, except tobacco and ice cream.

Also, in 2014, Ipiranga launched Beer Cave, a new beer purchase experience at its AmPm convenience stores. The Beer Cave is a walk-in refrigerated container aimed at the retail consumer that stores more than 100 national and international brands of cold beers ready for consumption. As of December 31, 2020, there were 480 Beer Caves installed in Ipiranga’s franchisees.

In addition, in 2015, Ipiranga opened a new AmPm configuration in São Paulo: an expanded concept of convenience comparable to small neighborhood supermarkets for urban service stations, with supply of fresh products – like fruits, vegetables, meats, flowers and a wider range of fast meals. Ipiranga also launched a flagship store, AmPm Estação, in the state of São Paulo, a model developed for highway service stations to provide long distances travelers with a broader array of convenience and personal care products.

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

Cost-efficient operations

Oxiteno’s operations have a high degree of production efficiency derived from a scale that we believe is similar to the largest producers in the world. Ultragaz has significant market presence in densely populated areas, which allows it to operate its filling plants and distribution system with a high level of capacity utilization and efficiency with depth and capillarity. Ipiranga also has a significant market presence in the South and Southeast regions of Brazil, which allows it to operate its extensive network of primary and secondary storage terminals and its distribution system in a cost-efficient manner. Also, the increased scale of Ipiranga allowed improvements in efficiency and competitiveness in the distribution and sales processes, dilution of advertising, marketing and new product development expenses, and gains from economies of scale in administrative functions. Ultracargo is the largest independent liquid bulk storage company in Brazil and the only player in the liquid bulk storage sector present in more than six major ports. Such position provides Ultracargo with increased operational flexibility, operational efficiency and economies of scale.

Strong corporate governance structure

We are led by a strong and experienced management team with a proven track record in the LPG and fuel distribution, retail, petrochemical and specialized logistics industries. Our senior management team has on average 15 years of experience in the Company.

Our Board of Directors consist of 11 members. Since April 2019 our Board of Directors has been subject to an important renewal process that resulted in the election of seven new members. We believe these new members bring complementary expertise and experience for the discussions and decisions of our Board of Directors. In September 2020 the Board of Directors’ size was increased by one additional seat. All members of the Board of Directors have previous experience serving on boards of other large companies in Brazil such as Embraer S.A., Itaú Unibanco Holding S.A., Lojas Renner S.A. among others.

Also, we strengthened our management structure and governance. In addition to the People Committee in place since 2011, we also set up a Strategy Committee in 2019 and restructured the Audit and Risks Committee in the same year, which since then has independent board members.

At the business level, we have installed in 2019 Advisory Boards, formed by Ultrapar’s CEO and CFO and at least one external specialist in the respective sector of activity. The Advisory Boards have contributed to raise the quality of supervision and monitoring of each business through deeper analysis of strategy, investments, people and results. This structure allowed for a better organization of the strategic agenda and a deeper understanding of the issues for decision making.

Alignment of interests

Members of Ultrapar’s management receive variable short-term compensation linked to performance based on EBITDA and operating cash flow goals defined for each business and for Ultrapar, in addition to individual goals associated with the business' operational and commercial performance, the development of people, projects and other objectives, always in line with the strategic plan approved by the Board of Directors. The Economic Value Added (EVA®) continues to be our key metric for long-term compensation plan, in addition to our stock plan, through which the Company's executives are also shareholders of Ultrapar.

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

Strong operational track record

Our Company has exhibited a solid operational track record. Our EBITDA presented an average compound annual growth of 15% from 1998 to 2020, despite the overall macroeconomic volatility in Brazil and in the world during this same period. See “Item 3.A. Key Information—Selected Consolidated Financial Data” for more information about EBITDA. Our net income attributable to shareholders of the Company presented an average compound annual growth of 15% from 1998 to 2020.

Our Strategies

Continue to invest in the oil & gas value chain in Brazil

We plan to invest in opportunities in the oil & gas value chain in Brazil in the next years.  We believe that our experience as a leading player in three segments of the oil & gas downstream industry represents a key advantage. On January 19, 2021, Petrobras announced the approval of our proposal for the acquisition of Refap. We are currently negotiating the terms and conditions of Refap’s sale with Petrobras, and the closing of this transaction is subject to several factors and conditions beyond our control. Accordingly, we cannot assure that we will be able to complete the acquisition of Refap on attractive terms or at all.

In addition, in March 2021, Brazil’s lower house of Congress approved a new regulatory framework for the natural gas sector, in order to increase competition in the sector. The proposed new regulation intends to further open up the natural gas market to private competition and to foster investments in the segment. The pre-salt oil fields in Brazil have substantial proven reserves of natural gas, which will require investments in infrastructure, distribution, processing facilities and commercialization.

The potential acquisition of Refap and further investments in the natural gas sector may present opportunities for Ultrapar to strengthen its position in the industry. We believe these opportunities may contribute to a more complementary and synergistic businesses portfolio with increased efficiency, potential to generate value to the whole chain and benefits for our consumers.

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

Invest in building a succession pipeline for key business positions

We remain committed to building a pipeline of entrepreneurial leaders at Ultrapar as well as in our businesses. Through a combination of promoting internal talent, internal horizontal transfers and external hires, there has been a relevant renovation in senior management positions, covering all the senior management. These movements have been carried out in a gradual, planned and constructive manner. In the last years, we worked to strengthen our management structure and governance, consolidating the pillars supporting the growth and longevity of Ultrapar.

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

Continuously improve cost and capital efficiency in the LPG and fuel distribution businesses

We plan to continue investing in the cost and capital efficiency of our distribution systems. Current initiatives include enhanced discipline with respect to our capital allocations and other programs designed to control our costs in both the LPG and fuel distribution businesses units.

Increase investments in logistics infrastructure to sustain and expand our market share and efficiency in fuel distribution

Our strategy is to continue to invest in Ipiranga’s logistics infrastructure in order to expand our capillarity and strengthen our national footprint. Such investments aim to enhance our logistics efficiency of fuel distribution through increased proprietary storage capacity in strategic locations, contributing to improve service quality in the relevant regions. In addition, we aim to solidify our network in service stations with larger throughput (volume sold per station), therefore increasing the sales volume at Ipiranga.

In March 2019, Ipiranga was awarded a concession of specific areas in Vitória (ES) and Cabedelo (PB) through the special purpose vehicles Nordeste and Navegantes, in which Ipiranga holds one third of the total capital stock, together with BR Distribuidora and Raízen. Also, in April 2019, Ipiranga was awarded two concessions in the port of Miramar, in Belém (PA): (i) area BEL02A, through a consortium 50% owned by Ipiranga and 50% owned by Raízen, and (ii) area BEL04A, which is currently operated by Ipiranga, therefore maintaining its operation in the region. For more information, see “Item 4.B. Information on the Company—Business Overview—Fuel Distribution—Ipiranga—Storage of fuels”.

We expect that investing in logistics infrastructure and focusing our service stations network in higher throughput stations will allow us to sustain and even expand our market share in the fuel distribution market, as well as to reduce our operating costs and improve our productivity gains.

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

For the bulk segment, Ultragaz strategy is focused on two areas. The first area is offering its clients mainly in industrial and agribusiness segments new applications and services for LPG. As a result, Ultragaz aims at expanding its market share in LPG used for home and personal care and localized heating, such as preheating of industrial furnaces, especially in steel, lead, asphalt manufacturing and metallurgical plants; and in new applications in agribusiness, such as drying grains and seeds, with greater operational and economic efficiency. We believe that some of Ultragaz’s new applications and services provide environmental benefits and cost savings such as reduction in water consumption, from car washing and recycling of organic waste, and fall in carbon dioxide and pollutants, from asphalt plant and cotton production. The second area is to invest in the expansion of the bulk LPG distribution to small-and-medium-sized businesses, such as laundry shops, restaurants, bakeries, residential condominiums and steam car wash, through agile and convenience services.

Maintain our capacity at Oxiteno ahead of domestic demand

We intend to maintain Oxiteno’s production capacity ahead of demand in Brazil. We also plan to continue our efforts to apply the best global practices to Oxiteno’s plants and production processes with a view to remain technologically competitive.

In 2015, Ultrapar’s Board of Directors approved the expansion of Oxiteno’s specialty chemicals’ capacity in Pasadena (Texas) in the United States, by building an alkoxylation unit at its current site, which started operating in September 2018. The plant is located in one of the world’s most important chemical hubs, taking advantage of attractive conditions of raw materials, as well as highly efficient logistics infrastructure. The investment expands Oxiteno’s footprint in the United States, focusing on local markets of agrochemicals, personal care, household and industrial cleaning, coatings and oil and gas. The new unit’s capacity is 120 thousand tons per year at its initial stage. Until December 31, 2020, the total amount invested in this plant was US$194 million.

Continue to enhance product mix at Oxiteno

We increased Oxiteno’s capacity to produce a variety of value-added ethylene oxide derivatives and other specialty chemicals in order to optimize its sales mix across petrochemical cycles. Oxiteno’s investments in research and development have resulted in the introduction of 128 new products during the last three years. Oxiteno will continue to invest in research and development focused on developing new products to meet clients’ needs across all target markets. In 2020, Oxiteno’s research and development expenditures totalized R$60 million.

Expand our convenience store business model

In 2020, AmPm concluded a comprehensive review of its business model, including the renewal of its brick and mortar stores’ layout to provide consumers with a more fluid and intuitive purchase experience and larger areas within each store for consuming products. AmPm created a digital section in the abastece aí application, as well as proprietary solutions via WhatsApp and QR Code and developed partnerships with leading delivery platforms. This review also involved AmPm’s rebranding, exploring proximity marketing concepts and new habits of consumption, coupled with a new product mix, expanding the offer of food service (bakeries and ready-to-eat meals), groceries and home and personal care products. In order to accelerate the growth of the business, AmPm started to operate 55 stores during 2020 and expects to further expand the number of company-operated stores going forward.

Accelerate abastece aí value creation

In July 2020, we created a new company in the digital payments and electronic retailing segment combining the abastece aí (“fill up here”) app and the loyalty program Km de Vantagens (Km of Advantages Program).This initiative was designed to accelerate the value creation of these platforms and expansion in the services provided, with the potential for creating a digital ecosystem of sizeable proportions and capillarity. Since August 2020, when the new app was launched, more than 2.3 million digital accounts have been created with the total number of transactions processed surpassing R$3.5 billion, demonstrating rapid consumer acceptance, as well as the growth potential of the business.

Maintain financial strength

We seek to maintain a solid financial position to allow us to pursue investment opportunities and enhance our shareholders’ return on their investment in our Company. As of December 31, 2020, our net debt (consisting of loans and hedging instruments, debentures and leases payable recorded as current and non-current liabilities, net of cash and cash equivalents and financial investments and hedging instruments) was R$10,537.3 million, representing a 3.0 times net debt to EBITDA ratio. We have been consistently distributing dividends to our shareholders. During the five years ended December 31, 2020, we have declared yearly dividends representing an average of approximately 60% of our net income.

Key Financial Information

The table below sets forth certain financial information for us:

	Year ended December 31,
	2020	2019	2018	2017	2016
	(in millions of Reais)
Net revenue from sales and services	81,241.1	89,298.0	90,698.0	79,230.0	76,740.0
Net income attributable to Ultrapar’s shareholders	893.4	373.5	1,150.4	1,526.5	1,537.8
Gross debt	(17,376.2)	(14,392.7)	(15,206.1)	(13,590.6)	(11,417.1)
Cash, cash equivalents and financial investments and hedging instruments	8,672.2	5,712.1	6,994.4	6,369.9	5,701.8
Net debt (excluding leases payable)(1)	(8,704.1)	(8,680.6)	(8,211.7)	(7,220.7)	(5,715.3)
Leases payable	(1,833.3)	(1,588.7)	-	-	-
Net debt (1)	(10,537.3)	(10,269.3)	-	-	-

(1)       See footnote 6 under “Item 3.A. Key Information—Selected Consolidated Financial Data” for a more complete discussion of net debt and its reconciliation to information in our financial statements.

The table below sets forth the net revenue from sales and services for our businesses:

	Year ended December 31,
	2020	2019	2018	2017	2016
	(in millions of Reais)
Net revenue from sales and services(1)	81,241.1	89,298.0	90,698.0	79,230.0	76,740.0
Ultragaz	7,408.3	7,094.8	7,043.2	6,071.0	5,365.1
Ultracargo	644.2	540.8	493.6	438.4	355.4
Oxiteno	5,210.7	4,254.2	4,748.4	3,959.4	3,701.4
Ipiranga	66,133.0	75,452.5	76,473.4	66,950.5	65,793.7
Extrafarma	1,988.4	2,060.6	2,028.0	1,868.9	1,578.6
abastece aí	17.2	—	—	—	—

(1)    Segment information for Ultragaz, Ultracargo, Oxiteno, Ipiranga, Extrafarma and abastece aí is presented on an unconsolidated basis. See “Presentation of Financial Information” for more information.

The tables below set forth Adjusted EBITDA for Ultragaz, Oxiteno and Ipiranga and EBITDA for Ultracargo, Extrafarma and abastece aí:

	Year ended December 31,
	2020	2019	2018	2017²	2016²
	(in millions of Reais)
Adjusted EBITDA(1)
Ultragaz	729.1	586.7	275.1	440.0	425.4
Oxiteno	784.8	221.6	640.2	295.9	462.2
Ipiranga	1,693.9	2,486.6	2,117.3	3,066.8	3,049.0
EBITDA(1)
Ultracargo	337.5	164.8	183.3	124.3	171.1
Extrafarma	84.2	(565.9)	(42.2)	23.1	38.8
abastece aí	(24.9)	—	—	—	—

(1)  See footnote 5 under “Item 3.A. Key Information—Selected Consolidated Financial Data” for a more complete discussion of EBITDA and Adjusted EBITDA and its reconciliation to information in our financial statements.

(2)  The results of 2016 and 2017 have not been retrospectively adjusted to reflect the segregation of the Holding expenses. For more information, see “Item 5.A. Operating and Financial Review and prospects – Operating results – Summary of the changes due to the segregation of the Holding expenses”.

Distribution of Liquefied Petroleum Gas

Industry and Regulatory Overview

Liquefied petroleum gas (LPG) is a fuel derived from the oil or natural gas refining process. In Brazil, 73% of local demand in 2020 was produced in local refineries and the remaining 27% was imported. LPG has the following primary uses in Brazil:

  Bottled LPG — used primarily by residential consumers for cooking; and
  Bulk LPG — used primarily for cooking and water heating in shopping malls, hotels, residential buildings, restaurants, laundries, hospitals and industries, with several other specific applications to each industrial process, such as furnace heating, asphalt production, among others.

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

Currently, the LPG distribution industry in Brazil consists of 20 LPG distribution companies or groups of companies and is regulated by the National Petroleum Agency (ANP). The LPG distribution industry includes purchasing nearly all its LPG requirements from Petrobras, filling LPG bottles and bulk delivery trucks at filling stations, selling LPG to dealers and end users, controlling product quality and providing technical assistance to LPG consumers. See “— Industry and Regulatory Overview — The role of the ANP” and “— Industry and Regulatory Overview — The role of Petrobras”. LPG produced by Petrobras, which represented 73% of total LPG sold in Brazil in 2020, is transported in pipelines and by trucks from Petrobras’ production and storage facilities to filling stations maintained by LPG distributors. The balance is imported by Petrobras into Brazil and stored in large storage facilities mostly maintained by Petrobras. The imported LPG is then transported from the storage facilities by pipelines and trucks to the LPG distributors’ filling stations.

LPG can be delivered to end users either in bottles or in bulk. The bottles are filled in the LPG distributors’ filling stations. Distribution of bottled LPG is conducted via two main channels:

  home delivery of LPG bottles; and
  the sale of LPG bottles in retail stores and at filling stations.

In both cases, the bottles are either delivered by the LPG distributors themselves or by independent dealers.

Bulk delivery is the main delivery method to large volume consumers, such as residential buildings, hospitals, small-and-medium-sized businesses and industries. In the case of bulk delivery, LPG is pumped directly into tanker trucks at filling stations, transported to customers and pumped into a bulk storage tank located at the customer’s premises.

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

In 2004, Petrobras entered the LPG distribution market in Brazil through the acquisition of Liquigás, one of the main players in the market. In August 2019, Copagaz, Itaúsa, Nacional Gás and Fogás entered into an agreement with Petrobras to acquire Liquigás. In November 2020, CADE approved Liquigás sale to a consortium composed by Copagaz, Itaúsa, Nacional Gás and Fogás, and Petrobras communicated the process completion in December 2020.

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
  maintenance of an adequate quantity of LPG bottles;
  use of bottles stamped with the distributor’s own brand name;
  possession of its own filling plant;
  appropriate maintenance of LPG filling units;
  distribution of LPG exclusively in areas where it can provide technical assistance to the consumer either directly or indirectly through an authorized dealer; and
  full compliance with the Unified Suppliers Registration System (Sistema de Cadastramento Unificado de Fornecedores – SICAF).

LPG distributors are required to provide the ANP with monthly reports showing their sales in the previous month and the volume of LPG ordered from Petrobras for the next four months. The ANP limits the volume of LPG that may be ordered by each distributor based on the number of bottles and infrastructure owned by the distributor. Based on the information provided by the distributors, Petrobras supplies the volume of LPG ordered, since that LPG production and imports are enough to meet the demand.

LPG distribution to the final consumer may be carried out by independent or exclusive resellers, according to ANP Resolution 49/2016 and 51/2016. Each LPG distributor must provide the ANP with information regarding its contracted independent resellers on a monthly basis. The construction of LPG filling plants and storage facilities is subject to the prior approval of the ANP and may only begin its operations after ANP inspection.

The self-regulatory code/ANP Resolution 49/2016 and 51/2016. In 1996, most of the Brazilian LPG distributors, representing more than 90% of the market, bottle manufacturers, LPG transportation companies and certain LPG retail stores, under the supervision of the Brazilian government, entered into a statement of intent regarding the establishment of a program for “requalifying” LPG bottles (a process under which they undergo safety and quality checks) and other safety procedures, known as the “Self-Regulatory Code” or “Código de Autorregulamentação”. See “—Ultragaz—Bottle swapping centers” and “— Ultragaz—Requalification of bottles”. Before the Self-Regulatory Code came into effect, certain LPG distributors, not including Ultragaz, would fill bottles stamped with another distributor’s brand. This practice resulted in a low level of investment in new bottles, giving rise to concerns regarding the safety of older bottles. The Self-Regulatory Code provides, among other things, that:

  each LPG distributor may only fill and sell bottles that are stamped with its own trademark;
  each LPG distributor is responsible for the quality and safety control of its bottles; and
  each LPG distributor must maintain enough bottles to service its sales volume.

The Self-Regulatory Code was replaced by ANP Resolution 49/2016 and 51/2016, which regulates the distribution of LPG activities.

Ultragaz had to requalify 2.4 million bottles, 2.5 million bottles and 2.5 million bottles in 2018, 2019 and 2020, respectively. In 2021, Ultragaz expects to requalify approximately 2.2 million bottles.

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

The LPG industry and market are also subject to occupational health and safety standards, including labor laws, social security laws and consumer protection laws. In addition, the company also has a sustainability policy that describes the best management practices for health, safety and the environment (HSE).

In 2020, Ultragaz carried out an extensive HSE plan to improve its performance. This plan was based on different projects intended to develop and improve management skills of its plant managers and coordinators, increase safety behavior based on risk perception and internal safety procedures improvement. As part of a governance system, HSE local committee and its executive committee adopt governance practices to reach the targets pursuant to the HSE indicators. As result, in 2020 the total recordable accident rate has decreased 49% compared to 2019.

Ultragaz also conducts annual HSE audits to verify the performance and compliance with HSE legislation, HSE internal standards and its sustainability policy.

Ultragaz

Founded in 1937, we were the first LPG distributor in Brazil. At that time, Brazilians used wood stoves and, to a lesser extent, alcohol, kerosene and coal stoves. Ultragaz was the leading company by sales volume in the Brazilian LPG market as of December 31, 2020, according to ANP.

Ultragaz operates nationwide in the distribution of both bottled and bulk LPG, including the most highly populated states in Brazil, such as São Paulo, Rio de Janeiro and Bahia, and may sell bottled LPG through independent dealers. Bulk LPG is serviced through Ultragaz own infrastructure.

In 2003, Ultragaz acquired Shell Gás, Royal Dutch Shell’s LPG operations in Brazil. Shell Gás had about a 4.5% market share in Brazilian LPG distribution according to ANP, selling 287 thousand tons of LPG in 2002. With this acquisition, Ultragaz became the national market leader in LPG, with a 24% share of the Brazilian market in 2003. In 2011, Ultragaz acquired Repsol, which sold approximately 22 thousand tons of LPG in that year.

Ultragaz is comprised of the following operating subsidiaries:

  Cia. Ultragaz, the company that pioneered our LPG operations;
  Bahiana, which primarily operates in the Northeast region of Brazil; and
  Utingás, a storage services provider that operates two facilities in São Paulo and Paraná. Utingás was incorporated in 1967 when Ultragaz and other LPG distributors joined to construct LPG storage facilities based in the states of São Paulo and Paraná. Ultragaz currently indirectly owns 57% of Utingás. See “—Storage of LPG”.

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

Before Shell Gás’ acquisition, Ultragaz’s sales strategy for bottled LPG delivery was to increase market share through geographical expansion as well as protecting and incrementing market participation in regions where it already operated. With the acquisition of Shell Gás, Ultragaz became the Brazilian market leader in LPG, and the focus of its marketing strategy evolved to protecting market share and strengthening its position in certain regions where it does not have a significant presence. The LPG bottled market in Brazil is mature and Ultragaz believes that growth in demand in the long term will be a function of an increasing number of households consuming the product as well as an increasing level of household income.

Distribution of bulk LPG is largely carried out through 190 kg storage tanks installed on the clients’ premises. Since 1995, Ultragaz operates small-and-medium-sized bulk delivery facilities with bob-tail trucks, which deliver LPG in bulk mainly to residential buildings, commercial and industrial clients. Ultragaz’s clients in the commercial sector include shopping centers, hotels, residential buildings, restaurants, laundries and hospitals. Ultragaz’s trucks supply clients’ stationary tanks using a system that is quick, safe and cost effective.

Ultragaz’s bulk sales include large industrial clients, including companies in the food, metallurgical, steel and home and personal care sectors that have large fixed tanks at their plants. In the case of large volume consumers, Ultragaz is competing with other highly competitive energy sources such as natural gas, diesel, wood, fuel oil and electricity.

Ultragaz’s strategy for bulk LPG distribution is to continue its process of product and service innovation. Ultragaz has a team to identify the needs of each bulk LPG client and to develop technical solutions for using LPG as an energy source. Furthermore, in 2015, Ultragaz started operating under a new concept for the small and medium business clients, named Ultrapronto. As an innovative concept in the LPG industry, Ultrapronto represents a more agile and complete service to the client, including prospecting of clients, setup of equipment, logistics and after-sale services. It permeates the entire value chain of the bulk segment, based on: (i) differentiated value proposition for the client, (ii) standardization of processes, in order to enable the service to client, and (iii) rationalization of the installation process.

The table below shows Ultragaz’s sales of LPG to clients of bottled and bulk LPG:

	Year ended December 31,
Client category	2020	2019	2018
	(in thousands of tons)
Bottled LPG
Residential delivery by Ultragaz / Ultragaz owned retail stores	39.2	52.4	56.3
Independent resellers (1)	1,158.7	1,121.8	1,141.5
Total bottled LPG	1,197.9	1,174.2	1,197.7
Total bulk LPG	534.4	531.7	527.2
Total tons delivered	1,732.3	1,706.0	1,724.9

(1)  Includes residential deliveries and distribution through retailers’ stores.

Residential delivery has evolved during the last years from primarily door-to-door to a scheduled, order by phone or app.

LPG distribution is a dynamic retail market where consumers’ habits change constantly, thus creating opportunities for the company. In order to track market developments more closely and differentiate itself from its competitors, Ultragaz has developed and enhanced sales channels and payment methods. In 2020, Ultragaz started developing new solutions for residential customers, such as Botijão Leve, a new technology which produces lighter LPG cylinders. In the last decade, the company expanded the participation of Disk Gás (sale of LPG bottles by telephone) and, more recently, introduced ordering through a smartphone app (APP Ultragaz), through a website (Pedido Online) and cell phone messages (Whatsapp). Ultragaz entered into sales partnerships with apps from companies such as iFood. These initiatives provide customers with greater convenience, add further value and generate logistic optimization to Ultragaz. The same principles have been extended to the bulk segment, in which Ultragaz is a pioneer and has a leading position. Ultragaz has been developing new technologies for different markets, such as factories, agribusiness, small and medium business and residential buildings. Ultragaz has created and is testing a vending machine for LPG cylinders, called Ultradrive, which will work 24/7 and accept many payment methods. For industries, such as the craft breweries, Ultragaz has developed a new system to control the whole process using Internet of Things (IoT) connectivity to provide high levels of quality standards. Ultragaz has also expanded LPG uses portfolio to agribusiness, such as a solution for cotton moisture control, increasing productivity. Finally, tracking consumption trends in the bulk segment, Ultragaz has created a steam car wash solution, which reduces 90% of water consumption in the vehicle cleaning process.

Contracts. Ultragaz supplies its bulk clients based on contracts with terms ranging typically from two to five years. This type of contract limits fluctuations in sales given that the installation of the tanks is carried out by Ultragaz, and any change in supplier would imply the client’s reimbursing Ultragaz’s investments. The contract also requires that any tank supplied by Ultragaz may only be filled with LPG delivered by the company. When the bulk delivery contract expires, it can be renegotiated, or the tank is removed. Since the installation of the tank represents a significant investment for Ultragaz, it seeks to achieve a return on its investment within the term of the contract.

Social initiatives. Given Ultragaz’s network and reach to the most remote communities in Brazil, it has engaged in a series of initiatives and partnerships to promote social inclusion, education and culture. The table below shows the most relevant ones:

Project	Year of launch	Brief description
Ultragaz Cultural	2000
  Series of shows, movies, theater, literature, music and educational workshops
  2000-2019: served more than 279 thousand children in 22 states in Brazil.
  In 2020, exceptionally, due to the COVID-19, the project did not happen.

Educational Campaigns	2008
  Awareness and educational campaigns to address diseases prevention, in partnership with Ministry of Health, such as dengue, Zika virus, H1N1 and yellow fever, as well as other basic health concerns, like fighting against the sexual exploitation of children (Childhood Brasil).
  2009 – 2020: reached more than 100 million people in national campaigns.
  In 2020, the focus of the campaigns was fighting against COVID-19. There were organized 5 campaigns related to the topic, reaching around 24 million people: preventive care; fighting against domestic violence; maintaining learning at home; voting safely; and care for babies.

United Nations Partnership	2009	Ultragaz is a signatory of the UN Global Compact since 2009 In 2016, Ultragaz joined the 17 Objectives of Sustainable Development
Volunteering Program	2009
  Junior Achievement: teaching entrepreneurship and sustainability to public school students.
  “Ler é Presente”: Aims to develop the creativity and imagination of children from public institutions and schools, through voluntary reading.
  2020: 200 volunteers were involved in the program and, due to the COVID-19 pandemic, the projects happened remotely.

Educational projects	2009
  Near to its production bases, Ultragaz sponsors several projects that aim to promote quality education to children and teenagers. Some of these partners are: Escola de Música e Informática Ultragaz, Vocação, Olga KOS, Pluga Cuca and ASA.

“Pega Pilhas, Baterias e Celulares”	2012	Collection and disposal of used batteries in Ultragaz’s consumers’ households 2020: 824 kg of batteries collected in 5 states in Brazil
“Campanha Junte Óleo: Ultragaz Coleta e Soya Recicla”	2013
  Cooking oil recycle campaign to avoid its disposal into drinkable water sources. Partnership with Bunge.
  2020: the project won the LPG Innovation and Technology Award
  2020: +129 thousand liters of oil collected, reaching 83 thousand Brazilian households with approximately 390 resellers involved

“Somar Sustentabilidade”	2014
  A project that aims to foster sustainability concept and practices among its resellers
  By the end of 2019, more than 480 resellers had participated. In 2020, exceptionally, due to the COVID-19, the project did not happen.

CDP Partnership	2015
  With the support of CDP, Ultragaz promotes training with its critical suppliers about CO2 emissions and water resources, encouraging them to develop action plans
  2020: 32 suppliers were involved with CO2 emissions program and 23 involved with the water resources program.

Female Empowerment	2018
  Partnership with the Feminine Association for Social and University Studies (Afesu) focused in supporting socially vulnerable women by offering training schemes for entry into the labor market. 2020: 140 girls (between 12-17 years old) were benefited
  With the support of Woman Entrepreneur Network (Rede Mulher Empreendedora), Ultragaz offers opportunities and fosters entrepreneurship and redeeming self-esteem among women who are victims of domestic violence. 2018-2019: 92 women were involved
  In 2020, in partnership with Rede ASTA, we donated 30 thousand masks in the cities of Belém (PA) and São Luís (MA). The positive aspect of this action is that, in addition to collaborating with the protection and health of the population, it generated income for women from the local communities, who sewed the masks.

"Memória Local”	2019
  The project aims to preserve the memory of communities, through integrated activities between elementary and high school students, teachers and communities. Partnership with “Museu da Pessoa”.
  2019: 1,474 people benefited.
  In 2020, exceptionally, due to the COVID-19, the project did not happen

COVID-19 actions	2020
  In partnership with the Ministry of Health, Ultragaz supported the preventive campaign to fight the coronavirus (COVID-19). About 10 million people were impacted by information distributed in 19 states in more than 57 cities.
  Ultragaz also donated 650 thousand bars of biodegradable soap to less favored communities, 6 thousand basic food baskets to communities around our bases in Bahia, R$1 million to Sírio Libanês Grajaú field hospital and 8 thousand bottled LPG to poor communities.

Distribution infrastructure. Ultragaz’s distribution strategy includes having its own distribution infrastructure for bulk LPG, since it believes proximity to customers is a significant factor in successful distribution and sales strategies. Ultragaz also maintains a large independent reseller network for the bottled LPG. See “Independent resellers”. For both bottled and bulk LPG, deliveries are made by a staff wearing Ultragaz uniforms and driving vehicles with Ultragaz’s logo. Ultragaz has also invested in information technology for improving its process, such as logistics optimization and production efficiency. Ultragaz delivers bottled LPG, using a distribution network, which included 5.1 thousand independent resellers and a fleet of 92 vehicles for the delivery of gas bottles and 306 for bulk delivery as of December 31, 2020.

Bottled sales capacity derives from the number of bottles bearing Ultragaz’s brands. Ultragaz estimates that, as of December 31, 2020, there were 24.4 million 13 kg bottles stamped with Ultragaz’s brands in the market.

Independent resellers. Ultragaz’s independent distribution network ranges from large resellers, which carry out extensive home delivery, to single retail stores, which sell small quantities of LPG bottles. ANP Rule 51, enacted on November 30, 2016, that repealed the ANP Rule 297, sets that the independent resellers must be registered with ANP and comply with a list of prerequisites contained in such rule, as well as those required by law for the storage of bottles up to 90 kg. Also, each municipality sets forth its own safety regulations applicable to stores that sell LPG, including a minimum distance from certain locations, such as schools. For the year ended December 31, 2020, 97% of Ultragaz’s bottled LPG sales were made through resellers. The agreements entered between Ultragaz and independent resellers require the use of the Ultragaz brand and the display of the Ultragaz logo in the delivery vehicles and on the uniforms worn by delivery personnel. Proprietary rights of the trademark and the logo are retained by Ultragaz and are duly registered with the National Institute of Industrial Property (INPI – Instituto Nacional de Propriedade Industrial). All contracted resellers are Ultragaz’s exclusive representatives. Under the terms of the respective contracts, each dealer agrees not to deliver non-Ultragaz LPG bottles.

Ultragaz understands that investing in the efficiency of its reseller network is key for staying ahead of competition and at the same time aligned with market demand for LPG. Accordingly, Ultragaz has developed several programs aimed at improving resellers’ management quality and standards.

The main program is the Desafio Lapidar (an exclusive program for resellers), which seeks to standardize Ultragaz’s resellers’ best management practices, including brand standardization, management quality, customer experience and strict compliance with the laws applicable to the industry. Through an assessment process, resellers are classified into categories (blue diamond, golden, silver, bronze and blue), allowing the participants to check their performance compared to Ultragaz’s excellence standards and stimulating constant improvement. In 2019, approximately 3.9 thousand resellers participated in the program. Out of the resellers that participated in the program in 2019, 65% (or 2.6 thousand) were qualified as bronze or above, attesting their compliance with most of Ultragaz’s quality requirements. In 2020, Ultragaz reviewed the entire program with the goals of making it more attractive, contributing to an evolution in its resellers network on a continuous basis and bringing excellence in execution and a better experience for the client.

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

Ultragaz offers to its new resellers a complete training program: Pré-Operação (Pre-operation), for resellers with no previous experience in LPG, and Cultura Azul (Blue Culture), which aims to insert resellers who already have experience in the segment and in the Company’s culture. The objective is to accelerate the process of maturing new resellers, by sharing best market practices, financial, operating and marketing knowledge and team management. Before starting operating, our resellers receive a complete branding guideline package in order to guarantee the visual standard of the brand, in addition to a good experience for our customers.

In 2020, Ultragaz created a digital relationship channel with its dealers called MAP – Meu Aplicativo Parceiro. In this app, the resellers have access to features that improve its working process such as: status of orders placed, access to invoices and receipt, exclusive training program and marketing content, among others.

Distribution channels to bulk consumers. Bulk distribution is made directly to customers by delivering LPG to storage tanks located at customers' facilities. Small bulk distribution, consisting of residential buildings and commercial users, and smaller industrial users, is mainly made by bob-tail trucks. Large bulk distribution, consisting mainly of industrial users, is made directly to customers by bob-tail trucks or third-party tanker trucks.

Payment terms. Ultragaz’s sales through its retail stores and through home delivery are made mainly on a cash basis. Ultragaz’s sales to independent resellers and to industrial and commercial users have payment terms of 20 days on average.

Bottle swapping centers. Pursuant to the Self-Regulatory Code, established in 1996 and approved by ANP, the LPG distributors have established 9 operating swapping centers to facilitate the return of the bottles to the appropriate distributor. Under the Self-Regulatory Code, while LPG distributors may pick up any empty LPG bottles tendered by customers in exchange for full LPG bottles, whether or not such empty bottles were put in circulation by that distributor, after October 1997, LPG distributors were not permitted to refill third-party bottles. Accordingly, LPG distributors may deliver third-party bottles to a swapping center where such bottles may be exchanged for bottles placed in circulation by such LPG distributor. The swapping centers currently charge a fee of R$0.62 (Dec/20) per exchanged LPG bottle.

Requalification of bottles. The lifetime of a bottle depends on several factors, the most important being the exposure of the bottle to corrosion from the atmosphere and whether the bottle has been damaged. The Self-Regulatory Code and ANP regulation provides that all bottles must be requalified after their first 15 years of use, and every ten years thereafter. Each bottle is visually inspected for damage and corrosion to determine if it can be requalified or if it should be scrapped. In the case of bottles which pass the quality and safety checks, several procedures are followed before the bottles are stamped with the year of requalification and the next term in which they are due for requalification.

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

Prices of LPG. From 2017 on, LPG refinery prices were adjusted more frequently. In the last few years, Petrobras’ practice has been not to immediately reflect in its oil derivatives prices in Brazil the volatility of international prices of oil and oil derivatives. However, in June 2017, the dynamic of LPG prices supplied by the distributors was modified to reflect international price volatility and exchange rate variation. In January 2018, the pricing policy for LPG acquisition at refineries was adjusted to soften the transfer of price volatility in the international market to the domestic price. The monitoring period for international prices and currency rates, which dictate the percentages of price adjustment, was the average of the preceding twelve months, rather than monthly variation, and price adjustments became quarterly, rather than monthly. In August 2019, Petrobras terminated the existing policy and price differentiation was ended in November 2019, which resulted in domestic prices for all segments being converted into one single price, as shown below.

The following table shows monthly price adjustments for residential and commercial and industrial LPG of the three years ended December 31, 2020.

% Petrobras LPG prices readjustments
Date	Residential	Commercial and Industrial
Jan-18	-5.0%	-6.3%
Feb-18	-	-4.6%
Mar-18	-	-4.2% and 4.7%
Apr-18	-4.4%	-
May-18	-	7.1% and 3.6%
Jul-18	4.4%	4.4%
Sep-18	-	5.0%
Nov-18	8.5%	-5.6% and -9.2%
Dec-18	-	-4.7%
Jan-19	-	-3.4%
Feb-19	1.0%	-3.0%
Mar-19	-	6.0%
Apr-19	-	6.0%
May-19	3.5%	-
Jul-19	-	-9.8%
Aug-19	-8.2%	-13.5%
Oct-19	5.0%	3.0%
Nov-19	4.0%	0.6%
Dec-19	5.0%
Feb-20	-2.9%
Mar-20	-20.1%
May-20	5.0%
Jun-20	5.3% and 5.0%
Jul-20	5.0%
Aug-20	10.0%
Oct-20	5.0%
Nov-20	5.0%
Dec-20	5.5%

In 2017 and 2018, Petrobras’ average refinery price was US$484 per ton and US$560 per ton, respectively, compared with the average international price of US$409 per ton and US$459 per ton, respectively. In 2019, Petrobras’ average refinery price was US$528 per ton compared with the average international price of US$287 per ton.

As a result of the ongoing COVID-19 pandemic, there has been significant volatility in oil prices. In 2020, Petrobras’ average refinery price was US$412 per ton compared with the average international price of US$240 per ton.

Storage of LPG. On December 31, 2020, Ultragaz’s storage capacity was approximately 20,0 thousand tons, including Utingás’ storage capacity. Based on its 2020 average LPG sales, Ultragaz could store approximately 3.5 days of LPG supply.

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

Competition. Ultragaz’s main competitors are:

  Liquigás, which was owned by Petrobras until December 2020 and acquired by a consortium formed by Itaúsa S.A., Copagaz, Nacional Gás and Fogás, and has been operating in the Brazilian LPG distribution sector for more than 60 years;
  Supergasbras, formed by the merger of Minasgás S.A., founded in 1955, and Supergasbras S.A., founded in 1946, and controlled by SHV Energy, a major multinational LPG distributor; and
  Nacional Gás, a Brazilian LPG distributor, which has been present in the market for more than 60 years.

The following table sets forth the market share of Ultragaz and its competitors in terms of volume according to ANP:

	Year ended December 31,
LPG Distributor	2020	2019	2018
Ultragaz	23.1%	23.4%	23.5%
Liquigás	21.2%	21.1%	21.4%
Supergasbras	20.0%	20.0%	20.1%
Nacional Gás Butano	18.5%	18.9%	19.4%
Copagaz	8.7%	8.7%	8.4%
Others	8.5%	7.9%	7.2%
Total	100.0%	100.0%	100.0%

Considering that the bottled market for LPG is mature with relatively low consumption growth, the competition is largely based upon attempts by LPG distributors to increase market share at the expense of their competitors. Since per capita consumption is small, low distribution cost is the critical factor in dictating profitability. Therefore, LPG distributors largely compete based on efficiencies in distribution and delivery as all LPG distributors currently purchase nearly all their LPG requirements from Petrobras, and as Petrobras’ refinery price charged to the distributors is the same to all LPG distributors. Ultragaz’s main markets, including the cities of São Paulo, Salvador and Recife, are highly populated areas and therefore distribution to this market can be carried out with great economies of scale resulting in lower distribution costs to Ultragaz. Additionally, Ultragaz benefits from low bulk LPG distribution costs through UltraSystem.

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

In 2018, the Brazilian LPG market decreased by 1.0% compared to 2017, mainly driven by the decrease of 1.4% in the bottled segment. In 2019, the Brazilian LPG market decreased by 0.3% compared to 2018. The bottled segment decreased by 0.5%, and the bulk segment increased by 0.4%. In 2020, the Brazilian LPG market increased 2.9% compared to 2019. The bottled segment increased by 3.8%, due to the lockdown effect of COVID-19, and the bulk segment remained stable.

In 2020, Liquigás, the second biggest LPG distributor of Brazil, was bought by Itaúsa, Copagaz, Nacional Gás Butano and Fogás. The buyers will initially own, respectively, 79%, 20% and 1% of Liquigás current assets and customers, according to Sindigás. The following graph shows LPG sales volume for the Brazilian market and Ultragaz for the periods indicated.

Source: ANP

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

Income tax exemption status. Brazilian legislation provides a 75% income tax reduction for businesses located in the Northeast region of Brazil, which depends of SUDENE’s formal and previous approval. Ultragaz is entitled to this tax benefit at its filling plants located at Mataripe, Caucaia, Juazeiro, Aracaju and Suape until 2024, 2025, 2026, 2027 and 2027, respectively. The total amount of SUDENE’s income tax exemption for Ultragaz for the years ended December 31, 2020 and 2019 was R$23.1 million and R$17.1 million, respectively. For further information, see note 9.c to our consolidated financial statements.

Storage services for liquid bulk

Industry and Regulatory Overview

Port infrastructure and efficiency are key factors in economic development, especially to international and regional trade development. In Brazil, the most common port management system is the Landlord Port model. Under this model, terminals are leased to private companies through concession agreements. Companies are granted long-term leases, associated with rights to operate the terminal, in exchange for fixed and/or variable payments. Under the Landlord port model, the Public Port is responsible for maintenance and investments in infrastructure and for acting as a local regulator, whereas the private companies are responsible for maintenance and investments in superstructure and for providing storage services to users.

Port infrastructure and services in Brazil are regulated by the federal agency ANTAQ (Agência Nacional dos Transportes Aquaviários), which was created in 2001 to implement, regulate and enforce guidelines established by the infrastructure ministry. The agency dedicates efforts to ensure an adequate level of competition, tariffs, and to balance the interests of clients and service providers. The port administration and supervision of operators is regionally performed by a local port authority.

The Brazilian infrastructure ministry classifies cargo into the following categories, according to the National Port Logistic Plan (PNLP):

  Solid bulk: sugar, soil beans, corn, lumber, cereals;
  Mineral solid bulk: fertilizer, coal, metals, salt;
  Liquid bulk (fuel and chemicals) oil, alcohol, chemicals, fuel;
  Liquid bulk (vegetable): oil, food, juice;
  Containerized and general cargo: machines, equipment, furniture, food, clothing, vehicles, livestock.

According to the latest available information presented by the Brazilian infrastructure ministry, in 2018, solid bulk accounted for 64% of all cargo handled in Brazilian ports, followed by liquid bulk (21%) and containerized and general cargo (15%). The PNLP projects that by 2060, the participation of liquid bulk is expected to rise to 24%.

 Ultracargo

Ultracargo is the largest private provider of liquid bulk storage in Brazil. The company stores and handles liquid bulk, mainly fuels, chemicals and vegetable oils. Ultracargo also offers ship loading and unloading services, operation of pipelines, logistics programming and installation engineering. Ultracargo’s ten largest clients accounted for 66% of its revenues in 2020, with its three largest clients, Ipiranga (a related party), Braskem and Raízen accounting for 14%, 12% and 9%, respectively, of Ultracargo’s revenues.

Terminal infrastructure. As of December 31, 2020, Ultracargo operated 6 terminals, along the Brazilian coast, with a total capacity of 838 thousand cubic meters.

Ultracargo’s strategic location of its operations, close to the main Brazilian port terminals, railroad junctions and roads, is one of the company’s main strengths and a key driver for integrated services profitability. Ultracargo’s history is one of pioneering logistics solutions in the Brazilian market.

The following table sets forth the volumes sold at Ultracargo’s port terminals during 2020.

Facility	Volume sold (in thousand cubic meters)
Santos (São Paulo)	3,805
Aratu (Bahia)	2,758
Suape (Pernambuco)	2,830
Itaqui (Maranhão)	2,450
Rio de Janeiro (Rio de Janeiro)	209
Paranaguá (Paraná)	192
Total	12,244

Regulation. Seaport infrastructure and services in Brazil are regulated by a federal agency named ANTAQ, which was created in 2001 to implement, regulate and enforce guidelines established by the infrastructure ministry. The agency dedicates efforts to ensure an adequate level of competition, tariffs, and to balance the interests of clients and service providers.

Storage facilities. Ultracargo primarily provides storage services for liquid bulk, especially fuels, chemicals and vegetable oils. Ultracargo provides storage facilities to Braskem and most of the second-generation petrochemical companies in the Northeastern Petrochemical Complex, including Oxiteno (a related party). Transactions between Ultracargo and Oxiteno are carried out strictly on an arm’s-length basis.

At the end of 2003, Ultracargo maintained four liquid bulk storage terminals—in Aratu in the state of Bahia, in Paulínia and Santos in the state of São Paulo, and in Suape in the state of Pernambuco. In 2004, Ultracargo completed the construction of an intermodal terminal in Montes Claros, in the state of Minas Gerais, which was sold to Ipiranga in 2012.

Ultracargo completed the construction of another intermodal terminal in Santos in 2005. This project is Ultracargo’s second port installation to integrate road, rail and maritime transportation systems, the first being Aratu. The terminal occupies an area of approximately 64 thousand square meters that hosts 38 thousand cubic meters of tankage space for chemical products, 40 thousand cubic meters for ethanol and 38 thousand cubic meters for vegetable oils. In 2007, Ultracargo also expanded its liquid storage capacity with the addition of 10 thousand cubic meters to Aratu.

In 2008, Ultracargo added 184 thousand cubic meters to its liquid bulk storage capacity through: (i) the acquisition of União Terminais, which added 170 thousand cubic meters and (ii) the expansion of its terminal in Aratu, adding 14 thousand cubic meters. In 2009, Ultracargo added 95 thousand cubic meters to its liquid bulk storage capacity through (i) the acquisition of Puma’s assets in Suape, adding 83 thousand cubic meters and (ii) the expansion of its terminal in Aratu, adding 12 thousand cubic meters. With the acquisition of União Terminais, Ultracargo started to operate in Paranaguá, in the state of Paraná, and in Rio de Janeiro, in the state of Rio de Janeiro.

In 2010, Ultracargo added 16 thousand cubic meters to its liquid bulk storage in the terminal of Santos. Additionally, in 2010, Ultrapar sold Ultracargo’s in-house logistics, solid bulk storage and road transportation businesses, with the transfer of shares of AGT and Petrolog to Aqces Logística Internacional Ltda.

In 2011, Ultracargo added 26 thousand cubic meters to its liquid bulk storage capacity in the Suape terminal.

In 2012, Ultracargo added 55 thousand cubic meters to its liquid bulk storage capacity through the acquisition of a terminal in Itaqui, in the state of Maranhão.

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

In 2015, Ultracargo’s terminal in Paulínia was permanently closed and, in 2017, it was sold to a third party.

In 2019, Ultracargo’s operational capacity in Santos increased by 84 thousand cubic meters as a result of the retrofit of 38 thousand in July and the repair of 46 thousand cubic meters in September 2019. In October 2019, Ultracargo added 30 thousand cubic meters to Itaqui’s capacity through the implementation of the first phase, out of three phases, of its expansion. Also, in 2019, Ultracargo won a bid for a greenfield terminal in Vila do Conde’s port, located in Barcarena, state of Pará. Vila do Conde is considered a strategic position for Ultracargo, since it will allow the company to meet the increasing demand for fuel at the state of Pará. Ultracargo incorporated Tequimar Vila do Conde Logística Portuária S.A. in 2019 in connection with Vila do Conde’s concession. The construction of the terminal remains on track, as we expect it to be fully operational in 2022. See “Item 4.A. Information on the Company — History and Development of the Company — Ultracargo”.

In 2020, Ultracargo’s operational capacity in Itaqui increased by 24 thousand cubic meters (8 thousand in February, 10 thousand in March, and 6 thousand in July), through the full implementation of the second phase and beginning of the third phase of its expansion. We expect to complete the third phase in 2021, increasing the capacity in Itaqui by 46 thousand cubic meters consolidating the position as leader at Itaqui’s port.

Ultracargo adopted in 2020 two innovative and strategic initiatives: CONECTA, a digital transformation program designed to develop and improve processes across the various areas of the company and enhance operational efficiency based on a new software architecture; and SOUL, a new operational management model designed to optimize the terminal’s operations. These projects are expected to impact the existing and new facilities, such as Vila do Conde terminal, with a greater level of automation, which we expect to result in more efficient deployment of company resources.

Competition. Ultracargo remains among the leaders in all the ports in which we operate. According to ABLT, our market share in product storage in 2020 was 100% in Rio de Janeiro, 70% in Aratu, 52% in Itaqui, 47% in Suape, and 22% in Santos.

Ultracargo operates in a highly regulated and capital-intensive market. Terminal lease contracts are usually long term, as well as contracts with clients. Port competitiveness and overall structure are important factors to determine the most efficient route for each product. At the same time, the terminal’s operational efficiency, quality of service, capacity, and price level are factors to determine which operator will be more competitive within the port.

Ultracargo’s main competitors are:

  Cattalini, which is the largest liquid bulk operator in the Paranaguá port, with 610 thousand cubic meters of storage capacity;
  Ageo, which is the largest liquid bulk operator in the Santos port, with 510 thousand cubic meters of storage capacity;
  Vopak, which is one of the world leaders in tank storage. Vopak operates terminals in Santos, Aratu and a in a joint-venture with Ultracargo in Paranaguá.

The following table sets forth the market share of Ultracargo and its competitors in terms of volume handled according to ABTL in 2020:

Market share – Volume handled (cubic meter)
Ultracargo	24.0%
Cattalini	16.0%
Ageo-Copage	14.2%
TFB S/A	8.7%
Vopak	7.8%
Odfjell	7.6%
Others*	21.7%

 * Others: Oiltanking, Adonai, APPA, CBL, Pandenor, Stolthaven, Temape and Terin.

Maintenance and quality control. During the design phase of each terminal, Ultracargo determines the capacity, accounting for a preventive maintenance program, considering a schedule for rotational tank shutdowns, to ensure storage supply, meeting all clients’ needs. As of December 31, 2020, preventive maintenance was performed by 94 Ultracargo’s own employees, in addition to 61 third-party contractors. In addition, Ultracargo has a team of employees dedicated to ensuring appropriate levels of quality in our services and compliance with safety standards.

Environmental, health and safety standards. Ultracargo is subject to Brazilian federal, state and local laws and regulations relating to environmental protection, safety, and occupational health and safety licensing by the fire department. CONAMA (National Environmental Council) is the main responsible for ruling and accepting matters with respect to the environment. Environmental state agencies and municipal departments are also responsible for establishing and supervising complementary laws and regulations. Ultracargo, also must obtain authorizations and/or licenses from federal, state, and/or municipal environmental agencies and fire departments to implement and operate their facilities. Ultracargo is required to develop and implement programs to control air and water pollution and hazardous waste, emergency plans for its terminals and headquarters, involving communities, public companies, and other private companies. Some of the products stored in Ultracargo’s terminals such as fuel and some chemicals may be classified as hazardous by The International Maritime Dangerous Goods Code (IMDG), which is also used by ANTAQ. The storage and transport of these products may be subject to specific regulation and authorization by the port authority. Ultracargo is in compliance with international standards as ISO 9001, ISO 14001 and OHSAS 18001, which will shortly migrate to ISO 45001.

Quality. In 2002, Santos and Rio de Janeiro’s terminals obtained the ISO 14001 certification and the OHSAS 18001 certificate in the next year. In 2007, Ultracargo’s terminal in Aratu obtained an ISO 14001 certification and then, in 2012, obtained the OHSAS 18001 certificate. In 2011, Suape terminal obtained an ISO 14001 certification and the OHSAS 18001 certificate in the next year. In 2015, Itaqui terminal obtained both ISO 14001 and OHSAS 18001 certifications. Since then, Ultracargo’s terminals have undergone several re-certification processes, most recently in 2020. Also, in 2020, all terminals were evaluated according to the first stage of certification by ISO 45001. The evaluation process occurred under a unified Quality Management System for the entire country. In 2014 and 2016, the Aratu terminal was recognized for its performance in Health, Safety and the Environment by Industrial Development Committee of Camaçari (Cofic).

Income tax exemption status. Brazilian legislation provides a 75% income tax reduction for businesses located in the Northeast region of Brazil, which depends on SUDENE formal and previous approval. Ultracargo’s terminals at Aratu, Suape and Itaqui are entitled to the tax benefit up to 2022, 2020 and 2025, respectively. The total amount of SUDENE’s income tax exemption for the years ended on December 31, 2020 and 2019 was R$23.0 million and R$8.2 million, respectively. For further information, see note 9.c to our consolidated financial statements.

Based on the current legislation, Ultracargo operations are part of the prioritized activities for the development of the Northeast region of Brazil. According to Ultracargo's successful track record in requirements for maintenance and renewal of the incentive, given the fact that several investments have been made in the business modernization, the company has filed in 2021 a plea for the extension of the incentive for another 10 years. That renewal application is usually made in the year after the incentive expires and has retroactive effects to January of the year when the application was filed.

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

Second-generation companies. Second-generation companies process the basic petrochemicals produced by the crackers to obtain intermediate petrochemicals, such as:

  polyethylene, ethylene oxide, polystyrene and polyvinyl chloride (PVC), each produced from ethylene;
  polypropylene, oxo-alcohols and acrylonitrile, each produced from propylene;
  styrene butadiene rubber (SBR), and polybutadiene, each produced from butadiene;
  caprolactam, produced from benzene; and
  purified terephthalic acid (PTA), produced from p-xylene.

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

Rio Polímeros S.A. (RioPol), a subsidiary of Braskem located in the state of Rio de Janeiro, has an ethylene production plant based on natural gas. RioPol has an ethylene production capacity of 520 thousand tons per year. All RioPol’s ethylene production is used in its own polyethylene production.

Role of Petrobras. Naphtha is the raw material used in Brazil to produce basic petrochemicals such as ethylene and propylene. Petrobras is still the most important naphtha supplier in Brazil, even though its legal monopoly ended in 2000. See “Item 4.B. Information on the Company—Business Overview—Distribution of Liquefied Petroleum Gas— Industry and Regulatory Overview—The role of Petrobras” for a discussion of the termination of the Petrobras monopoly.

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

Oxiteno

We operate in the chemical sector through the second-generation company, Oxiteno, a wholly owned subsidiary of Ultrapar and major producer of specialty chemicals. Oxiteno is the only producer of ethylene oxide, ethylene glycols, ethanolamines, glycol ethers and methyl-ethyl-ketone in Brazil, as well as the only producer of fatty alcohol in Latin America. Besides a plant in Venezuela, Oxiteno is the only ethylene oxide producer in South America. Its products are used in a broad range of industrial sectors, such as cosmetics, detergents, crop solutions, polyester, packaging, coatings and oil industry. During the year ended December 31, 2020, Oxiteno sold 753 thousand tons of chemical and petrochemical products.

Oxiteno’s strategic focus is to provide a broad coverage of the ethylene oxide and derivatives, maintaining a leading position in these markets that strengthens its market positioning in Brazil. We intend to maintain Oxiteno’s production capacity ahead of demand in Brazil. Oxiteno’s strategy is to increase its specialty chemical production capacity and its geographic reach.

Products and markets. For ease of understanding, Oxiteno’s products can be divided into two main groups: (i) commodity chemicals, which are generally higher-volume products, with standard specifications, and (ii) specialty chemicals, which tend to be lower-volume products sold on the basis of chemical features and suitability to meet a particular end-use requirement. Oxiteno’s principal commodity chemicals are ethylene oxide and ethylene glycol. Oxiteno’s principal specialty chemicals include a wide variety of products that are used as surfactants, softeners, dispersants, emulsifiers and hydraulic fluids.

The following chart outlines the principal raw materials used by Oxiteno and their intermediate and final products.

66

67

,

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

Domestic sales. The Brazilian petrochemicals industry seeks to prioritize demand from the domestic market, where there is greater value added, although sales are also made to the international market. While Oxiteno sells the larger part of its commodities and specialty chemicals in Brazil, production capacity exceeds domestic market demand, with Oxiteno exporting surplus production to more than 50 countries in Asia, America, Europe, Africa and Oceania. Oxiteno maintains production capacity above local demand for strategic reasons. For the years ended December 31, 2020, 2019, and 2018, 33%, 31% and 29% of Oxiteno’s net revenue from sales and services, respectively, were from sales outside Brazil. For the years ended December 31, 2020, 2019 and 2018, 29%, 28% and 28% of Oxiteno’s sales volume, respectively, were from sales outside Brazil.

The following table shows Oxiteno’s domestic market sales volume by market segment for the period indicated:

	Year Ended December 31,
Market sector	2020	2019	2018
	(in thousand tons)
Polyester	126.0	141.7	150.5
Cosmetics and detergents	123.8	105.9	108.9
Crop protection	85.0	79.5	86.5
Distributors	53.4	50.6	50.6
Coatings	45.7	47.8	46.7
EO / DOT (brake fluids)	28.1	30.6	31.0
Performance products(1)	23.7	25.2	27.4
Oil and gas	23.4	20.6	25.9
Glycols	20.9	21.6	24.3
Others(2)	4.8	4.4	5.4
Total Brazilian market	534.7	527.9	557.3

(1)  Includes food, civil construction, textiles, leather and paper.

(2)  Includes mineral oils and polymers.

Many of Oxiteno’s commodity product prices in the Brazilian market are set by reference to international contract prices in U.S. dollars, although the prices are denominated in Reais. For specialty products, sales are individually negotiated and sometimes made pursuant to contracts. Specialty chemicals are designed to meet specific customer needs and face less competition from imported products. Accordingly, specialty chemicals have a higher value added and Oxiteno has more flexibility in pricing for these products.

Sales outside Brazil. Oxiteno’s export sales are made mainly to customers in the Mercosur, Far East, Europe and NAFTA. In Europe, Oxiteno exports its products mainly to Belgium, the Netherlands, Italy, Germany and France. In the Far East, Oxiteno exports its products mainly to China, Japan, Thailand, India and Taiwan.

The following table sets forth Oxiteno’s sales by volume for each geographic market served by Oxiteno in the periods indicated:

	Year Ended December 31,
Breakdown of sales volume outside Brazil	2020		2019		2018
	(in thousand metric tons and percentage of the total)
From Oxiteno Brazil
Mercosur (not including Brazil)	51.9	24%	41.2	20%	37.1	18%
Asia	20.8	9%	19.9	10%	24.1	11%
Europe	15.1	7%	19.4	9%	17.3	8%
NAFTA	8.6	4%	6.9	3%	14.0	7%
Other	16.4	8%	14.2	7%	15.5	7%
Sub-Total	112.8	52%	101.5	49%	108.0	51%
From Oxiteno Mexico
Mexico	33.0	15%	38.9	19%	36.8	17%
USA	6.8	3%	10.6	5%	19.1	9%
Other	7.0	3%	7.6	4%	5.0	2%
Sub-Total	46.8	21%	57.2	28%	60.9	29%
From Oxiteno Andina(1)
Venezuela	0.0	0%	0.1	0%	1.2	1%
Other	0.0	0%	0.0	0%	0.6	0%
Sub-Total	0.0	0%	0.1	0%	1.8	1%
From Oxiteno Uruguay
Brazil	13.6	6%	14.5	7%	16.2	8%
Uruguay	3.6	2%	6.3	3%	9.4	4%
USA	1.8	1%	1.0	0%	1.1	1%
Other	20.7	9%	17.9	9%	19.2	9%
Sub-Total	39.7	18%	39.7	19%	45.9	22%
From Oxiteno USA
USA	44.2	20%	33.7	16%	31.8	15%
Other	2.1	1%	1.6	1%	1.2	1%
Sub-Total	46.3	21%	35.3	17%	33.0	16%
Total(1)(2)	218.5	100%	205.7	100%	211.5	100%

(1)  In October 2019, Oxiteno Andina was sold to a buyer in Venezuela.

(2)  Does not include intercompany sales volume.

Oxiteno exports a wide variety of chemical products including glycols, MEK, ethoxylated alkylphenols, glycol ether acetates, glycol ethers, ethanolamines and surfactants.

In most cases, Oxiteno’s sales prices for its commodity chemicals in the export markets are based on international prices. International spot prices are established by reference to published data regarding the price at which industry participants have sold the relevant product. In general, Oxiteno’s operating margins on products manufactured in Brazil and sold in the international market are lower than operating margins for similar products sold in the domestic market. Oxiteno intends to shift sales to the domestic market as local demand for its products increases but will continue to export and will maintain its presence in the international market, as Oxiteno is focused on expanding its presence in other specialty chemicals markets by opening international commercial offices.

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

In 2020, Oxiteno’s main customers in the domestic market included Monsanto, which mainly purchases ethanolamines, Unilever and Syngenta, which mainly purchase surfactants, MEGlobal and PQS, which mainly purchases glycols, and Brenntag, a third-party distributor. In the international market, Oxiteno sells both to industrial customers, including Unilever and Procter&Gamble, as well as trading companies and other third-party distributors. In 2020, Oxiteno’s ten largest customers accounted for 35% of its net revenue from sales and services. No single customer accounted for more than 8% of Oxiteno’s net sales in such year.

Competition. Oxiteno has a competitive environment market in Brazil due to imports from international and transnational petrochemical industries. As imported products are mostly commodity chemicals, competition is based mainly on price. Importers incur additional costs when selling their products in the Brazilian market, due to import tariffs, which range between 0% and 20% (mainly between 2% and 14%), and additional freight charges. However, factors such as product quality, timely delivery, reliability of supply and technical service and support are also important competitive factors. Because it is a local producer, Oxiteno believes it has a competitive advantage over imports regarding timely delivery and reliability of supply.

In the case of specialty chemicals, pricing is a less decisive competitive factor than with true commodity chemicals, while conformity with specifications, product performance and reliability of service are comparatively more important. Access to technology, technical assistance and research and development are important factors regarding conformity to specifications and product performance, especially in the development of new products to meet customers’ needs. Oxiteno’s strategy involves ensuring access to technology through its own research and development activity, licensing and joint-ventures, if appropriate opportunities become available. In Mexico, Uruguay and in the USA, Oxiteno produces and sells only specialty chemicals.

Oxiteno’s main competitors are Shell Chemical, Dow Chemical, Clariant, BASF, Solvay and Stepan.

Research and development. Oxiteno carries on a wide range of research and development activities, principally related to the application of specialty chemicals and improvements in production processes. As of December 31, 2020, 156 employees of Oxiteno were engaged in research and development and engineering activities. Oxiteno’s research and development expenditures in 2020, 2019 and 2018 were R$60 million, R$60 million and R$57 million, respectively.

Oxiteno’s investments in research and development have resulted in the introduction of 128 new applications for its products during the last three years. Oxiteno will continue to invest in research and development focused on developing new product applications to meet clients’ needs.

Raw materials. Oxiteno’s principal raw material is ethylene. For the year ended December 31, 2020, ethylene was responsible for 25% of Oxiteno’s variable costs of production and 21% of its total cost of sales and services. Among Oxiteno’s other raw materials, the principal materials include palm kernel oil, C4, butyl alcohol, primary fatty amine and phenol. Supply of ethylene constitutes an entry barrier for new ethylene oxide producers in Brazil since the current production capacity of ethylene by Brazilian crackers is committed to existing second-generation companies, including Oxiteno, and significant investments are needed for the construction of a new cracker. Additionally, ethylene’s transport and storage are complex and expensive because it must be kept at a temperature below -200 degrees Fahrenheit (-100 degrees Celsius) during transportation and storage, therefore importing and exporting of ethylene is generally uneconomical. Accordingly, the naphtha crackers, such as Braskem, are largely dependent for their sales upon the second-generation petrochemical companies, such as Oxiteno, located in the respective petrochemical complexes.

Ethylene supply. Ethylene is used to produce ethylene oxide at the Camaçari plant and the Mauá plant. Braskem supplies all of Oxiteno’s ethylene requirements for the Camaçari plant and Mauá plant, through pipelines, thus minimizing the costs of delivery of ethylene and helping to ensure the reliability of supply. See “Item 4.B. Information on the Company—Business Overview—Petrochemicals and Chemicals—Industry and Regulatory Overview”.

Oxiteno has a supply agreement with Braskem, which establishes a minimum annual consumption level of ethylene and conditions for the supply of ethylene until 2021 at the Camaçari plant. The minimum purchase commitment clause is 205 thousand tons of ethylene per year. Should the minimum purchase commitment not be met, Oxiteno would be liable for a penalty of 40% of the current ethylene price for the quantity not purchased. The minimum purchase commitment is subject to proportional reduction in the case of scheduled shutdowns in the supplier’s or Oxiteno’s facilities.

In addition, Oxiteno has a supply agreement with Braskem that expires in 2023 at the Mauá plant. The contract establishes and regulates the conditions for the supply of ethylene to Oxiteno based on the international market for this product. The minimum purchase commitment clause is 44.1 thousand tons of ethylene annually. Should the minimum purchase commitment not be met, Oxiteno would be liable for a penalty of 30% of the current ethylene price for the quantity not purchased. The minimum purchase commitment is subject to proportional reduction in the case of scheduled shutdowns in the supplier’s and/or Oxiteno’s facilities. For further information, see “Item 5.F. Operating and Financial Reviews and Prospects—Tabular Disclosure of Contractual Obligations”.

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

Price of ethylene. The price of ethylene supplied by Braskem to Oxiteno for the production of goods to be sold in Brazil is linked to ethylene contract prices referenced to the North-Western Europe (NWE) markets to our plants in Camaçari and in Mauá.

The following table shows the average ethylene prices referenced to the North-Western Europe (NWE) contract prices:

	NWE
	(US$/ton)	Equivalent to (R$/ton)(¹)
2020
First Quarter	1,051	5,417
Second Quarter	0,740	3,814
Third Quarter	0,908	4,682
Fourth Quarter	0,930	4,796
Maximum Price in Year	1,083	5,585
Minimum Price in Year	0,671	3,459
Year Average	0,907	4,677
2019
First Quarter	1,133	4,468
Second Quarter	1,197	4,721
Third Quarter	1,113	4,390
Fourth Quarter	1,077	4,250
Maximum Price in Year	1,218	4,804
Minimum Price in Year	1,058	4,174
Year Average	1,130	4,457
2018
First Quarter	1,308	5,069
Second Quarter	1,291	5,001
Third Quarter	1,319	5,111
Fourth Quarter	1,248	4,837
Maximum Price in Year	1,354	5,245
Minimum Price in Year	1,120	4,340
Year Average	1,292	5,005

(1)  The figures in U.S. dollars have been converted into Reais using the exchange rate of US$1.00 = 5.156; US$1.00 = R$3.945 and US$1.00 = R$3.875 for 2020, 2019 and 2018, respectively, which is the commercial rate reported by the Central Bank on that date. This information is presented solely for the convenience of the reader.

As naphtha is the main raw material to produce ethylene in Brazil, fluctuations in the price of naphtha strongly influence fluctuations in the price of ethylene. Because the main determinant of the price of naphtha is the price of crude oil, the price of naphtha, and thus ethylene, is subject to fluctuations based on changes in the international oil price. The increases in the price of ethylene could affect Oxiteno’s competitiveness in the petrochemical market. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Ultrapar and Its Industries”.

In 2013, the Brazilian government announced a reduction in the PIS and COFINS taxes levied on certain raw materials for the petrochemical industry (first- and second- generation), including ethylene. As of December 31, 2020, the PIS and COFINS taxes levied on the acquisition of ethylene was 5.6%.

Other raw materials. For the year ended December 31, 2020, other raw materials, such as palm kernel oil, C4, butyl alcohol, acetic acid, nonene, phenol, primary fatty amine, ethanol, oxygen, base oils, ammonium and other accounted for approximately 44% of Oxiteno’s variable costs and 36% of its total costs of sales and services.

Oxiteno generally obtains these other raw materials from a variety of sources, except for phenol, which Oxiteno purchases principally from a single supplier, Rhodia Poliamida Especialidades Ltda., and for C4, which is supplied by Braskem in Triunfo.

Utilities. Electric power, steam and natural gas are the main utilities required for Oxiteno’s production. Part of the electricity and steam used by Oxiteno is generated internally and part is purchased from electricity companies and third-party suppliers of steam in the regions where Oxiteno’s plants are located. Natural gas is purchased from local companies. In 2020, electric power represented 2% of Oxiteno’s variable costs.

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

Oxiteno developed an important project to increase the use of renewable raw materials, the oleochemical unit, which uses palm kernel oil, extracted from the palm seed, to produce fatty alcohols and its by-products. After the start-up of the oleochemical unit, the share of renewable raw materials in Oxiteno’s raw materials total costs reached 29% in 2020. Oxiteno belongs to the Roundtable on Sustainable Palm Oil, an organization that works to regulate the sustainable plantation of palm, aiming to strengthen its regional leadership and its sustainability practices.

Sustainability. Oxiteno’s Strategic Sustainability Plan 2030 is based on eight pillars with objectives and goals that help to overcome the challenges balancing economic prosperity, ethical governance, people care, the protection of the environment and generating value for all stakeholders.

“Oxiteno's formula is good” is an internal campaign that the company recognizes not only the importance of the business, but also its impacts. Thus, the work is guided by the creation of increasingly innovative solutions, while valuing the people and the environment care.

One of the pillars of the Strategic Sustainability Plan 2030 is the value of the workforce. In 2020, we focused on seeking the health and safety of our workforce in all regions where we operate. Following our plans adopted in 2019, Oxiteno set up programs to support the evolution of the company's organizational culture, preparation of leaders and talents, as well as promoting engagement in the various stages of the professional cycle. Oxiteno created a multifunctional diversity committee that met virtually throughout the year to discuss topics aimed at developing a Diversity and Inclusion Policy (D&I), and the launch of the OxiEducation platform focusing on training employees in disciplines such as: customer focus, innovation and development of skills, and high performance teams.

Another important initiative is the partnership between Oxiteno and Specialisterne, a social company that supports the inclusion of people with autism in the market, resulting in the contracting of autists for the company's IT staff.

Social problems also increased in 2020 due to the pandemic of the new coronavirus, bringing more difficulties for those who live in the peripheries and slums of Brazil. To support vulnerable families, Oxiteno became a partner in the “Corona no Paredão. Fome não” campaign, created by the NGO “Gerando Falcões”, which collects and donates digital basic food baskets to registered families. Oxiteno helped more than 200 families, with basic food baskets that were sent to communities near their industrial units.

In 2020, many innovative projects were developed, such as the development of a tool to assess the sustainability performance of Oxiteno’ s portfolio, in order to leverage the development of innovative and more sustainable solutions. Oxiteno also promoted discussions with its main clients in 2020 to identify potential joint projects and opportunities that can accelerate positive environmental and social impacts.

The search for the reduction of environmental impacts, such as the use of water, energy, waste and GHG emissions, necessarily undergo optimization and process efficiency, directly resulting in cost savings and productivity increase. An example is the project to reduce greenhouse gas emissions generated by the transport of Oxiteno's products. This initiative aims to optimize cargo and logistics routes, benefiting not only the environment but also promoting cost reduction and productivity.

In order to positively influence and promote sustainable development also in the value chain, Oxiteno became the first Brazilian chemical industry to stablish a partnership with EcoVadis. The company is a global leader in supply chain sustainability assessment. Thus, the objective is to promote the theme and create stable and long-term business relationships with our partners.

Income tax exemption status. Brazilian legislation provides a 75% income tax reduction for businesses located in the Northeast region of Brazil, which depends of SUDENE’s formal and previous approval. Oxiteno is entitled to this tax benefit at Oxiteno S/A and EMCA until 2026 and Oleoquímica until 2021. The total amount of SUDENE’s income tax reduction for Oxiteno for the years ended December 31, 2020 and 2019 was R$37.9 million and R$18.0 million, respectively. For further information, see note 9.c to our consolidated financial statements.

The request for renewal of incentive from Oleoquímica will be filed in 2022. That renewal application is usually made in the year after the incentive expires and has retroactive effects to January of the year when the application was filed.

Fuel Distribution

Industry and Regulatory Overview

The Brazilian fuels market comprises the distribution and marketing of gasoline, ethanol, diesel, fuel oil, kerosene and natural gas for vehicles (NGV). In 2020, diesel represented 49% of the fuels distributed in Brazil, followed by gasoline, ethanol, NGV, fuel oils and kerosene, each of which represented 31%, 17%, 2%, 2% and less than 0.01%, respectively.

Growth in the fuels distribution sector has been directly influenced by GDP growth rates and size of light vehicle fleet. GDP growth is the main driver for diesel volume, given that diesel in Brazil is highly used for buses, trucks and agricultural engines. The size of the light vehicle fleet influences the growth in the combined volumes of gasoline, ethanol and NGV, which are basically used for light vehicles. The growth in the size of the car fleet in turn, is highly correlated with credit availability and disposable income. In recent years, the economic recession has affected the credit availability and levels of disposable income in Brazil. See “Item 5.D. Operating and Financial Review and Prospects—Trend Information”.

In December 2020, credit in Brazil reached 54% of GDP, compared to 48% in December 2019, 47% in December 2018, 47% in December 2017, and 49% in December 2016. Disposable income grew in Brazil in 2020, although unemployment rates remained high. As a result, sales of vehicles declined in 2020. According to ANFAVEA, approximately 2.0 million new light vehicles were registered in Brazil in 2020, a reduction of 26% compared to 2019. The average light vehicle fleet increased by 0.5% in 2020, reaching more than 43 million at the end of the year. Among the total vehicles sold in 2020, 85% were flex-fuel vehicles, which have engines adapted to operate using either gasoline or ethanol, or by any combination of the two, 3% were gasoline-only fueled vehicles, 11% were diesel-only and 1% were electric vehicles. Since the launch of flex-fuel vehicles in Brazil in 2003, 37 million flex-fuel cars were sold in Brazil.

Moreover, recent changes to legislation and inspection in the fuels distribution sector have helped to progressively curb unfair competition, creating a level playing field. These improvements should benefit the formal market by capturing the volume from the grey market.

According to ANP, the distribution of fuels (gasoline, ethanol and diesel) is made mainly through three channels, as follows:

  Service stations, which serve final retail consumers;
  Large consumers, mainly industries and fleets; and
  Retail—wholesale resellers—TRR, specialized resellers that distribute diesel to medium and small volume end-users.

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

Gasoline “A”, as it is known in its unmixed form, is mixed with anhydrous ethanol at primary storage terminals or at secondary storage terminals. Gasoline “A” mixed with anhydrous ethanol, forms gasoline “C”, which is delivered directly to service stations and large consumers by truck.

Since 2008, under the Biodiesel Program, distributors have been required to include a percentage of biodiesel in the volume of diesel sold, in order to reduce greenhouse gas emissions. In March 2016, the government enacted Law No. 13,263, which increased the required percentage of biodiesel mix to diesel to 8% until March 2017. On October 29, 2018, the National Council of Energy Policy published CNPE 16/2018 Resolution authorizing ANP to increase the biodiesel mix requirement to 15% until 2023, subject to technical testing of engines. The percentage of biodiesel mix to diesel reached 12% in 2020 and increased to 13% in March 2021. As of February 5, 2021, there were 103 fuel distributors authorized by the ANP to operate in Brazil.

Supply. Petrobras is currently the only relevant domestic supplier of oil derivatives, accounting for 99% of Brazilian production. There are currently 19 oil refineries in Brazil, of which Petrobras owns 15. Petrobras’s total refining capacity in 2020 was around 280 thousand cubic meters per day. Brazilian refineries are located predominantly in the Southeast, Northeast, and South regions of Brazil. The overall product yield for these refineries in 2020 was 39% diesel, 20% gasoline, 16% fuel oil, 7% LPG and 18% other products, including naphtha. In 2020, 79% of oil derivates was supplied by local refineries and the remaining 21% was imported.

Ethanol is purchased from various producers. In 2020, approximately 32.8 million cubic meters of ethanol were produced, 31% of which was anhydrous ethanol and 69% was hydrated ethanol. Brazil’s supply of anhydrous and hydrated ethanol is seasonal and depends mostly on the sugarcane harvest.

Biodiesel is purchased from the many producers of biofuels in Brazil, and its main raw materials are tallow and soy seeds. As of December 31, 2020, there were 49 biodiesel producers, located predominantly in the Midwestern region. Brazil’s biodiesel production in 2020 was 6.4 billion of liters. Since 2008, which was the first year of the Biodiesel Program, Petrobras has been required to purchase biofuels in auctions promoted by ANP and supply distributors with amounts of biodiesel corresponding to the proportional volume of diesel purchased. This policy aims to prevent distributors from selling diesel without including the minimum required amount of biodiesel.

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

In 2016, a new pricing for gasoline and diesel was established with the objective of, among other aspects, controlling fluctuating prices according to international references on a monthly basis. Therefore, gasoline and diesel prices became directly influenced by the international prices and the Real/U.S. dollar exchange rate. Under the new pricing dynamic, gasoline prices were reduced by 3.2% and 3.1% and increased by 8.1% in October, November and December 2016, respectively. On the same occasions, diesel prices were reduced by 2.7% and 10.4% and increased by 9.5%.

In 2017, the new price dynamic was updated in order to make daily price adjustments based on international references and the Real/U.S. dollar exchange rates. Also, in 2017, Brazilian Government announced an increase in PIS and COFINS taxes for gasoline and diesel. On gasoline the taxes levied increased from R$381.6 to R$792.5 per cubic meter, while for diesel it jumped from R$248.0 to R$461.5 per cubic meter.

In 2018, fuel costs increased in Brazil as oil prices rose globally and the Real depreciated. Consequently, at the end of May 2018, the truck drivers started a nationwide strike claiming for a decrease on diesel prices, exemption from tolls on passages without goods, a legal reform among others demands. The strike caused fuels and other consumer goods shortages all over the country. Therefore, the Brazilian government reacted by establishing emergency measures, such as minimum freight price table, reduction of R$460 per cubic meter (or R$0.46 per liter) in diesel price, being R$160 per cubic meter (or R$0.16 per liter) in CIDE and PIS and COFINS tax exemptions and R$300 per cubic meter (or R$0.30 per liter) by the subvention program up to December 31, 2018. Initially, prices were maintained for 60 days, and after this period, they were monthly adjusted according to a parametric formula established by the ANP. The program ended on December 31, 2018.

In 2019, Petrobras returned to the previous adjustment policy according to the international market. Therefore, gasoline and diesel prices are set by Petrobras taking into account the international parity price, including international prices and the Real exchange rate, together with logistics costs and margins to compensate Petrobras for the risks inherent in its business.

In 2020, Petrobras maintained a price adjustment policy with international parity for diesel and gasoline. However, in the last months of 2020, the readjustments practiced by company had longer intervals and domestic prices remained below the international price parity. In addition, gasoline and diesel sales prices decreased 3% and 14% in 2020, respectively, due to the significant volatility in the price of crude oil seen this year, as a result of the COVID-19 (See “Item 3.D. Key Information—Risk Factors—Risks Relating to Ultrapar and Its Industries—Our businesses may be materially and adversely affected by the outbreak of communicable diseases, such as the ongoing COVID-19 pandemic, or other epidemics or pandemics” , and “Item 5.A. Operating and Financial Review and Prospects— Operating Results — Impact of ongoing COVID-19 pandemic”). In addition, in 2021, the Brazilian federal government, the controlling shareholder of Petrobras, called a general shareholders’ meeting for the replacement of Roberto da Cunha Castello Branco by Joaquim Silva e Luna as Petrobras' CEO. After this announcement, other members of Petrobras' senior management resigned. Although media reports have suggested that the decision to replace Mr. Castello Branco was related to February 2021 announcement of increases in prices for diesel and gasoline products, it remains unclear how changes in Petrobras' senior management will impact its price adjustment policy for diesel and gasoline.

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

In accordance with the publication of Law No. 11,097 in 2005, the National Biodiesel Program (Programa Nacional de Biodiesel) was created. Since 2008, a certain amount of biodiesel has been required to be added to diesel. In addition, some changes were required in the distributors’ facilities, as well as the restructuring of its logistics. In March 2016, the government enacted Law No. 13,263, which increased the required percentage of biodiesel mix to diesel to 8% until March 2017, reaching 10% up to 2019. On October 29, 2018, the National Council of Energy Policy published CNPE 16/2018 Resolution authorizing the ANP to increase the biodiesel mix requirement to 15% until 2023, subject to technical testing of engines.

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

In 1995, Petrobras’ monopoly was removed from the federal constitution by a constitutional amendment approved by the Brazilian Congress. According to this amendment, other state and private companies are permitted to compete against Petrobras in virtually all fields in which Petrobras operates. This amendment was also reflected in Law No. 9,478, dated August 6, 1997, which limited Petrobras’ monopoly to a maximum period of three years. Law No. 9,478 prescribed that the termination of Petrobras’ monopoly would be accompanied by the deregulation of oil, gas and oil-derivative product prices, and created a new regulatory agency, the ANP, to oversee all oil-related activities. However, in practice, Petrobras still remains basically the largest domestic oil-derivative supplier of oil and oil-related products, including naphtha, LPG and oil-derivative fuels in Brazil, even though there are no legal restrictions on the operations of other suppliers or to imports.

From 1971 until 2019, Petrobras acted in the Brazilian fuel distribution market through its subsidiary BR. Since 2019, BR became a private company. BR is the leader in the fuel distribution market, with market share (for gasoline, ethanol and diesel) of 24.6% in 2020, according to ANP.

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

The role of the ANP. The ANP is responsible for the control, supervision and implementation of the Brazilian government’s policies with respect to activities related to oil, natural gas and biofuels. The ANP regulates all aspects of the industry, from the exploration and/or production, transportation to the sale of these products, including product quality standards, to the minimum storage capacities required to be maintained by distributors with respect to oil and oil products in Brazil. Prior to 1999, there were no formal requirements imposed by the Brazilian government on the fuel distribution segment. Distributors were only required to register with the national department of fuels or the national Petroleum Agent or the National Agency prior to starting operations. The Resolution ANP No 58/2014 establishes that a fuel distributor, in order to operate in Brazil, must obtain an operating authorization and meet certain minimum requirements of operation, including:

  minimum paid-in capital of R$4,500,000.00; and
  proof of financial capacity equivalent to expected volumes to be sold (proof of such capacity may include proof of ownership of assets, insurance or a bank guarantee).

ANP is also responsible for establishing the limits of oil-based fuel volume purchased by distributors based on their storage capacity. Fuel distributors are required to provide the ANP with monthly reports showing their previous monthly sales.

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

Regulation. Distributors are prohibited from operating service stations, other than for training purposes or for the development and testing of new products and services, and therefore, service stations are operated by independent resellers. Three types of arrangements between distributors and service station operators are generally used in the fuels industry: (i) the distributor owns land, equipment and buildings for a service station and leases to an operator, (ii) a third party owns land, leases it to a distributor who constructs a service station facility or makes improvements to an existing facility and leases the station to an operator and (iii) the operator or a third party owns the land and constructs a service station facility or makes improvements to an existing facility, which is typically financed by the distributor (the most common practice in Brazil). Agreements between distributors and operators of service stations are generally exclusive for a given period. In exchange for being an exclusive reseller, the operator is granted the right to operate under the distributor’s brand name. The agreement might also include provisions related to the leasing of pumps and tanks, layout standards, training, quality control, technical and financial support, marketing and advertising support and franchises for complementary services, such as convenience stores (AmPm) and lubricant servicing franchises (Jet Oil).

Sindicom is the association that represents the interests of major Brazilian fuel distributors, with its members accounting for 64.3% of the Brazilian fuel market in 2020. The association was formed in 1941 and its primary purpose is to promote uniform standards for industry regulation and to provide a forum in which members can discuss matters affecting the industry. Sindicom represents its members in discussions before federal and state governmental bodies and presents its members perspectives on relevant laws and regulations, including those relating to taxation, operations, industrial and occupational safety and environmental protection.

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

Among the actions taken were: (i) significant interaction with the Brazilian judiciary, including holding seminars for judges and prosecutors concerning the problems facing the industry and directly participating in tax litigation involving distributors that are not Sindicom members, (ii) sponsorship of the development of a chemical coloring solvent that is added to anhydrous ethanol, in order to prevent the addition of water (and later to be sold as hydrated ethanol), (iii) support of ANP resolution that restricts the sale of hydrated ethanol by producers to distributors and prohibits sales by producers to resellers or end-consumers; (iv) support of ANP resolution that forbids distributors to sell fuels to resellers operating under another brand, except for white-flag dealers, who operate without a brand; (v) contribution to the development of CODIF, a system that electronically controls the collection of value-added taxes on fuel sales, (vi) support in the implementation of electronic invoices at the federal level, concluded in 2008, (vii) support for ANP regulation which established brand definition and the obligation of disclosing the origin of the fuels in order to inhibit certain distributors from using a fake brand (known as cloned stations); and (viii) the suggestion of several other measures, supported by ANP, including focusing the collection of PIS and COFINS on distilleries and the installation of flow meters, which were included in Law No. 11,727/2008. As a result of these efforts, the more regulated market has contributed to the weakening of the business model of lower prices based on artificially lower costs and unfair practices, creating a level playing field and increasing sales volume of the formal market.

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

Fuels may be transported only under special conditions. In Brazil, transportation of dangerous products is regulated, and the regulations cover all modes of transport.

Decarbonization credits. The RenovaBio Program was designed to support Brazil’s COP21 goals and was launched in 2016 by the Ministry of Mines and Energy (MME), instituted as the “National Biofuels Policy”. RenovaBio’s goal is to reduce carbon emissions and encourage the consumption and production of biofuels in Brazil, contributing to a higher share of renewable fuels of Brazil’s energy matrix. This program foresees that biofuel producers will generate CBIO’s (biofuel decarbonization credit) in an amount related to the volume produced, and distributors receives decarbonization targets according to the volume of oil products sold, to their share of  CO2 emissions in gasoline and diesel, and then they are required to acquire CBIO’s to achieve those targets. The CBIO acquired are recorded at acquisition cost and are retired in the year to fulfill the individual target set by the ANP.

In December 2019, the RenovaBio Program was fully implemented. Despite coming into effect in 2019, Ipiranga was not required to buy CBIOs that year as the target for 2019 was required to be purchased in 2020. In 2020, the total target pursuant to the RenovaBio Program was 14.5 million CBIOs, and Ipiranga acquired 2.9 million CBIOs, in connection with its own individual target under RenovaBio Program.

Ipiranga

Ipiranga was established in 1937 and is one of the largest fuel distributors in Brazil, with 18.5% market share in terms of sales volume in ethanol, gasoline and diesel in 2020, according to ANP. Ipiranga distributes diesel, gasoline, ethanol, NGV, fuel oil, kerosene, ARLA 32 (liquid agent to reduce nitrogen oxides emissions from heavy vehicles), lubricants and greases nationwide through its network of 7,107 service stations and 85 storage terminals as of December 31, 2020.

Ipiranga has implemented a differentiation strategy by offering a broad range of products and services throughout its service station network. This strategy has led to a significant and growing convenience store business, branded AmPm, including the expansion of the bakery network and private label products under the same brand, as well as lubricant servicing businesses, Jet Oil and the consolidation of other related products and services.

Ipiranga conducts its commercial operations through four business units, as follows:

  Network of Service Stations - fuel distribution through retail service stations;
  Business to Business - large consumers and TRRs;
  AmPm - convenience store; and
  Jet Oil - oil exchange service centers.

  In 2016, Ipiranga entered into a joint-venture agreement with Chevron to create a new company in the lubricants business, Iconic, of which Ipiranga and Chevron hold 56% and 44% respectively. The operation began in the end of 2017. The JV combines two complementary and experienced companies in this business, aiming at value creation by sharing best practices and strengthening its position in the competitive Brazilian lubricants market. The combination of the two businesses increases the capillarity of the sales channels in Brazil through Ipiranga’s network, as well as through Ipiranga’s and Chevron’s lubricant distributors network. Currently, Iconic serves more than 100 thousand customers among industries, retail and large consumers in Brazil through more than 30 authorized distributors. The company operates three plants, two in the state of Rio de Janeiro and one in São Paulo. Iconic sells lubricants, greases and coolants under Ipiranga and Texaco brands. For the year ended December 31, 2020, Iconic's sales volume was approximately 267 thousand cubic meters.

Fuel distribution

Ipiranga operates in the retail segment of the fuel distribution market through a network of service stations operating under the Ipiranga brand throughout Brazil. Sales volume from service stations network accounted for 75% of total sales in 2020. Ipiranga also operates in the business-to-business (B2B) segment with more than five thousand customers, such as state and municipal governments, industries and cargo and passenger transportation fleet owners. Distribution to B2B accounted for 25% of Ipiranga's sales in 2020.

In 2020, the fuel volume sold by Ipiranga decreased 8.7%, with sales volume of diesel decreasing 3.2%. The volume of gasoline, ethanol and NGV was 14.3% lower compared to the previous year, with a reduction of 13.1%, 16.0% and 24.3% in gasoline, ethanol and NGV, respectively.

The table below shows Ipiranga’s sales of fuels by products:

	The year ended December 31,
	2020	2019	2018
	(in thousand cubic meters)
Diesel	11,164.2	11,533.3	11,964.5
Gasoline	6,417.2	7,380.8	7,589.0
Ethanol	3,247.4	3,864.7	3,375.5
Lubricants	266.7	279.8	292.4
Others(1)	365.5	435.6	458.2
Total volume sold	21,461.0	23,494.1	23,679.6

(1)  Includes NGV, fuel oil, kerosene and ARLA 32.

Network of Service Stations. Responsible for 75% of total sales in 2020, the retail segment of the fuel distribution market has a network of 7,107 service stations operating under the Ipiranga brand throughout Brazil.

In 2020, Ipiranga prioritized the return on investment (ROI) in its service station assets, targeting new service stations with higher return potential, which resulted in an increase of 17 stations in its network during the year. As of December 31, 2020, there were 7,107 service stations, of which 902 had the land either owned by Ipiranga or under a long-term lease to Ipiranga and 6,205 owned by third parties. In 2020, 90% of these service stations were located in urban areas, with the remaining 10% located on highways.

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

B2B. Ipiranga operates in the B2B segment with more than five thousand clients, such as state and municipal governments, industries and cargo and passenger transportation fleet owners. In 2020, Ipiranga’s ten largest clients in B2B segment accounted for 16% of its revenue and no single customer accounted for more than 4%. Distribution to B2B represented 25% of Ipiranga’s sales in 2020.

Contracts. The relationship between Ipiranga and its clients is generally governed by exclusive supply contracts with terms ranging from 1 to 5 years. The types of contracts change according to the distribution channel. For service stations, contracts usually have terms of 3 to 5 years. Our commercial strategy includes the concession of bonuses agreements, which can be paid upfront (received on the signing of the contract) and/or post-paid (through the achievement of certain targets defined in contract). For the B2B segment, Ipiranga sells fuels in the spot market or under exclusive supply contracts, with the terms ranging from 1 to 3 years on average. Ipiranga has been working to increase the percentage of supply of fuels in the B2B segment under exclusive supply contracts by providing additional services and generating value to its clients.

Distribution infrastructure. Ipiranga operated through 85 storage terminals as of December 31, 2020 that were strategically located to facilitate fast and efficient delivery of its products. There are two types of facilities: primary storage terminals, generally located near the coast and major cities, which are supplied by refineries through pipelines, and secondary storage terminals, which are mainly located inland, and are supplied by primary terminals by railroad or through road transportation for locations not accessible by railroad. Ethanol is supplied to the terminals mostly by road.

Ipiranga has its own fleet of trucks through its transportation company, Tropical, which was responsible for transporting 32% of the volume of fuels sold by Ipiranga in 2020, with the remaining portion of the transportation provided by third parties.

Supply of fuels. Currently, Ipiranga and its competitors purchase the majority of oil-derivative fuels from Petrobras under a formal supply contract that establishes the volume and the terms of supply. The contract with Petrobras is renewed annually and the volume contracted is based on the volume estimated for the year. The procedures for ordering and purchasing fuels from Petrobras are generally common to all distributors, including Ipiranga. There have been no significant interruptions in the supply of fuels by Petrobras to the distributors, except for an interruption in 1995 due to a 15-day strike by Petrobras employees. In 2020, 79% of oil derivates was supplied by local refineries and the remaining 21% was imported.

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

Ethanol in Brazil is substantially based on sugarcane that can either be used to produce ethanol or sugar. As of December 31, 2020, there were 359 ethanol production facility, concentrated mainly in the Southeast and Midwest regions. From an ethanol producer’s perspective, the production ratio between ethanol and sugar is determined based on the respective prices of ethanol in the Brazilian market and of sugar in the international markets, such choice being fundamental for leveraging the profitability of their plant. Although ethanol production is subject to favorable climate conditions, the risk of interruptions in supply is primarily confined to the end of the harvest.

Ethanol producers have been investing in production capacity based on higher fuel consumption and prices, also encouraged by the Brazilian decarbonization program, RenovaBio.

Storage of fuels. Ipiranga stores its fuels in large tanks at each of its facilities located throughout the regions in which it operates. Primary facilities receive fuels directly from Petrobras by pipeline and from distilleries by railroad and road transportation, while secondary facilities are supplied by railroad and trucks. See “Item 4.D. Information on the Company—Property, Plant and Equipment”. In 2020, Ipiranga’s storage capacity was 852.2 thousand cubic meters. Based on its 2020 average sales, Ipiranga can store approximately eleven days of fuel supply. Accordingly, an interruption in the production of oil-based fuels for longer than that time period could result in shortages, such as the one that occurred during the Petrobras strike in 1995. See “—The role of Brazilian government”.

In March 2019, Ipiranga was awarded the concession of specific areas in Vitória (ES) and Cabedelo (PB) through the consortia Navegantes and Nordeste, respectively, in which Ipiranga holds one third of the total participation, together with BR and Raízen. The concessions require the consortia to build and operate a minimum storage capacity for the Nordeste consortium of 45 thousand cubic meters at the start of operations, currently expected to 2021, and after two years expanding to a total of 64 thousand cubic meters, while the minimum storage capacity of the Navegantes consortium is 66 thousand cubic meters, with initial operation currently expected during 2023. In April 2019, Ipiranga won two concessions in the port of Miramar, in Belém (PA): (i) area BEL02A, through a consortium 50% owned by Ipiranga and 50% owned by Raízen, with a minimum storage capacity of 16.7 thousand cubic meters at the start of operations and after two years expanding to a total of 49 thousand cubic meters, and (ii) area BEL04A, which is currently operated by Ipiranga, therefore maintaining its operation in the region, with minimum storage capacity of 23 thousand cubic meters. These were strategic moves for Ipiranga, which improves logistics efficiency of fuels distribution through its own storage capacity and contributes to better quality services in the respective regions.

AmPm

AmPm convenience store is the fifth largest franchise network in the country, according to ABF’s (Brazilian franchising association) ranking in 2020, with 1,804 stores, a penetration of 25% in the total service stations as of December 31, 2020.

Through its AmPm convenience stores, Ipiranga has been developing initiatives to increase product offerings. In 2010, we announced the launch of private label products, including energy drinks and snacks, and the expansion of the AmPm bakeries, providing to resellers an additional source of income, as well as strengthening the AmPm brand. In 2020, we expanded the bakery foodservice mix and items related to grocery, health and beauty care categories, following our new product mix management policy. The AmPm private label portfolio is also under ongoing review to create new premium product lines with higher value for customers and differentiated margins for franchisees.

With nationwide presence, our bakeries serve fresh products, such as bread, coffee, snacks and hot meals through more than 150 items, including AmPm branded products. A convenience store with a bakery has the potential to increase revenues by 100% compared to a regular AmPm by offering more products of daily consumption and increasing the flow of costumers in the store. Ipiranga ended 2020 with 810 bakeries.

In 2014, Ipiranga launched a new beer purchase experience through its Beer Cave, which is a walk-in refrigerated area that stores more than 100 premium brands of beer. Ipiranga ended 2020 with 480 Beer Caves.

In order to strengthen the AmPm convenience stores’ product offerings and operations, Ipiranga launched in 2014 its own supply solution. The AmPm Suprimentos concentrates logistics, sales and customer service of the convenience store main products in just one structure – covering 42% of the products basket and serving approximately 1.4 thousand stores. This initiative aims to streamline the AmPm convenience store’s operation, increase the competitiveness of franchisees and ensure higher-quality product range and higher standardization of products assortment and availability. This model allows the entry of a wider range of suppliers, who are unable to deliver to each store individually, and eliminates the effort required for franchisees to keep their stores stocked.

At the end of 2020, AmPm Suprimentos operated four distribution centers located in Rio de Janeiro, São Paulo, Paraná and Rio Grande do Sul states, which supply the stores in those states with the main categories of products, except tobacco and ice cream.

Ipiranga presented in São Paulo new configurations of the AmPm store concept in 2015, called AmPm Super Store from 300 m2 to 600 m2, with an extended mix of products. The new AmPm store models increase the options for complementary revenues to resellers. As of December 31, 2020, there were 5 stores with these new concepts installed in the states of Santa Catarina, Paraná, São Paulo and Rio de Janeiro.

In September 2020, a new criteria was adopted for franchises write-offs. We began to write off franchises that have not been operating for at least 6 months, franchises that formally ceased operations as agreed with us or franchises that are located on sites that are no longer an Ipiranga branded service station. We also promoted a significant evolution in our physical store concept, removing the AmPm brand from stores that we believe were no longer suitable for this new omnichannel model for structural or operational reasons.

In order to expand our franchise network, we also started operating our own AmPm stores. As of December 31, 2020, we already owned 55 AmPm units. AmPm's company-owned operation are intended to (i) strengthen the franchise model, (ii) achieve operational excellence, (iii) boost the profit of the business model, (iv) test the business model, and (v) work as a transitional operation model when franchisees withdraw or until we believe the franchise model is sufficient to lead to critical mass and turnover in the region where own stores are located.

The company-operated stores have a management model focused on business results, efficient management controls and a specialized team with experience in retail management. The location choices are determined by an expansion committee that analyzes the trade with indicators and decide whether to go ahead with the venue in question. This allows the Company to accelerate the expansion of AmPm in a more strategic and secure way aiming the financial return of each business.

In January 2020, AmPm released a new store model, developed with what we believe to be the most up-to-date concepts in the global C-Store market. This new store focuses on a more fluid and less frictional consumer journey, emphasizing foodservice. As a result, the first stores using this concept show an average growth in sales of food category products. We believe this new store concept changes the way customer shop in AmPm by allowing customers to be closer to walk-in coolers, including a beer cave format, and to have a digital experience, including a digital drive thru pursuant to which customers can purchase products in the app without leaving their own cars. As of December 31, 2020, AmPm had 25 stores in the new concept, being 10 company-operated stores and 15 franchises. We expect to implement this new omnichannel concept as part of our plan to achieve operational excellence of our AmPm stores.

The table below shows the highlights of AmPm stores:

	2020	2019
Number of gas stations	7,107	7,090
Number of stores	1,804	2,377
Penetration	25%	34%
Revenues (in millions of Reais)	1,738.6	1,980.6
SKUs	1,563	1,300
Average area (in square meters)	60.1	58.5

AmPm revenues include a fixed franchising fee and a percentage of total revenues, which generally range between 4% and 8%. We also receive merchandising fees linked to contracts with suppliers, which establish trade agreements for the convenience stores. The model of convenience stores integrated with service stations is complementary, increasing fuel sales by 18%, on average.

Service stations convenience stores’ revenues in the Brazilian markets were R$7.5 billion in 2018 (last data available), a 1.5% growth compared to 2017, according to Sindicom. We believe the sector has potential for continued growth, mainly due to the shifts in cultural and household habits, such as (i) higher participation of women in the labor market, (ii) the increase of single-person households and smaller apartments, (iii) urbanization, increasing population density and logistical complexity, among others.

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

Jet Oil

The Jet Oil business unit, Ipiranga’s lubricant-changing and automotive specialized service network, is the twelfth in ABF (Associação Brasileira de Franquias – Brazilian Franchise Association) ranking among all kind of franchises. Jet Oil ended 2020 with 1,172 franchises.

More than six thousand oil changes were made at Jet Oil units per day and 65% of the products sold were premium products in 2020. Jet Oil units offer an oil change service that features technology and safety, unifying quality products and expert services. These attributes translate Jet Oil’s slogan for consumers: “The full care that your car deserves”.

Competition

Ipiranga’s main competitors in 2020 were:

  Petrobras Distribuidora S.A. (“BR”), a subsidiary of Petrobras, which has been operating in the Brazilian fuel distribution sector since 1971. BR is the Brazilian market leader and operates throughout the entire country. In 2017, BR concluded its initial public offering, listing the shares on B3. Since 2019, as disclosed by BR, Petrobras is no longer the controlling shareholder of BR, even though it continues to hold a significant stake in BR.
  Raízen Combustíveis S.A. (“Raízen”), a joint-venture between Cosan S.A. (“Cosan”) and Shell International Petroleum Company Limited (“Shell”), a subsidiary of Royal Dutch Shell. Cosan, through its subsidiaries, is the largest producer of sugar and ethanol in Brazil, having entered the fuel distribution market in 2008, when it acquired Esso’s fuel distribution business in Brazil. In 2011, Cosan established Raízen, a joint-venture with Shell by combining certain of their respective assets, including their respective distribution businesses.

In addition, a number of small local and regional distributors entered the Brazilian fuel distribution market in the late 1990’s, after the market was deregulated, which further increased competition in such market. Moreover, in 2018, some important international players entered the Brazilian fuel distribution market: (i) Glencore Oil Participações Ltda., a Swiss company, through the acquisition of 78% of Alesat Combustíveis S.A.; (ii) Total, a French company, through the acquisition of 100% of Zema; (iii) PetroChina, a Chinese company, through the acquisition of 30% of TT Work and (iv) Vitol, a Dutch company, acquired 50% of Rodoil and, subsequently, Rodoil acquired 100% of MegaPetro Petróleo Brasil S.A.. In 2019, Vitol also acquired 50% of Dislub Equador (a company based in Recife in the Northeast of Brazil) and therefore became a nationwide player in the distribution market.

The following table sets forth the market share of Ipiranga and its main competitors based on volume of gasoline, ethanol and diesel sold, according to ANP and Sindicom data:

	Year ended December 31,
Distributor(1)	2020	2019	2018
BR Distribuidora	24.6%	24.8%	26.3%
Raízen	20.8%	21.0%	20.6%
Ipiranga	18.5%	19.3%	20.2%
Others	36.1%	34.9%	32.9%
Total	100.0%	100.0%	100.0%

(1)       Volume sold of gasoline, ethanol and diesel.

The retail market for gasoline, diesel and ethanol in Brazil is highly competitive, with similar products and relatively low margins. Therefore, our strategy is to differentiate ourselves in the market by offering value-added services to complement our main products, aiming to be the preferred choice of customers. For more information on Ipiranga’s strategy see “Item 4.B. Information on the Company—Business Overview—Our Strategies—Enhance retail network”. The following graphs show sales volumes for the Brazilian market and Ipiranga for the periods indicated:

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

In 2020, Ipiranga developed its Sustainability Policy with strategic sustainability guidelines contemplating the following topics and corresponding structured action plans: act with ethics and integrity; data privacy; be a reference in eco efficiency in the value chain through the efficient use of natural resources and materials; soil and water contamination; climate change; labor relations; diversity; health and safety; conscious consumption; urban mobility; supply chain; proximity with the network and consumers; and relationship in the neighborhood.

Ipiranga has adopted its own environmental management system through a program named SIGA+ (Ipiranga’s management system applied to health, safety, environment, quality and social responsibility), which applies what we believe to be the highest international standards to its policies and practices. Ipiranga’s Betim terminal also has ISO 9001 and ISO 14001 certifications and in for 2021 aims a recertification under ISO 45001, for the replacement of OHSAS 18001 (Safety and Occupational Health Management System) certificate.

In order to minimize the impact of its activities, through SIGA +, Ipiranga monitors and manages the units' performance indicators to seek alignment with the reference standards for integrated management and continuous improvement. The data are audited annually to categorize the performance of the operating units into five levels. The system has been restructured in order to provide greater efficiency and agility. In addition, Ipiranga has been implementing energy efficiency and, since 2007, has had the Ipiranga Zero Carbon Program, which offers to its clients the possibility of offsetting emissions from burned fuel on vehicles and also includes Ipiranga’s greenhouse gas direct emissions offsetting. The program has been submitted to third-party independent auditing since 2012.

To promote our culture of work safety policy, Ipiranga has a program that seeks to offer adequate physical conditions, efficient procedures and safe employee behavior in its operations. The Security Program incentivizes engagement and training of collaborators, to make them agents of change. Through the “360º Security” Communication Plan, the company engages employees and third parties through cultural actions throughout the year. Ipiranga also follows the evolution of the safety culture in all business areas, through internationally recognized behavioral analysis methodologies. In 2020, one of the main concerns was to ensure the health and protection of employees and collaborators of the operational units against COVID-19. This year, the new Business Continuity Plan improved the guidelines to support crisis and emergency management and developed the contingency plan to minimize impacts on operations.

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

Brazilian drugstores’ total revenues, according to data from IQVIA, were R$139 billion in 2020, a 16% growth compared to 2019. We believe the sector has potential for continued growth, mainly because of the aging population, greater access to medicines, especially due to the growing prominence of generic drugs, the growing demand for personal care, wellness and beauty products in drugstores, and higher levels of disposable income among consumers in the longer term. In addition, consolidation of the sector, supported by increasing market formalization and consequent investments, is in its early stages, with the top five drugstore chains in Brazil accounting historically for approximately 30% of the overall market revenues, according to ABRAFARMA. According to IQVIA, there were approximately 81 thousand drugstores in Brazil in 2020.

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

According to ABRAFARMA, the sale of medicines accounted for 68% of the total sales of its members in the retail pharmacy business in Brazil in 2020, and products other than medicines accounted for the remaining 32% of the sales. Sales of OTC products during the winter are usually higher than in warmer seasons, while sales of personal care products during the summer are usually higher than in other seasons.

The following chart shows the supply process of retail pharmacy in Brazil:

Extrafarma

Benefitting from almost 60 years of activity in the wholesale and retail of pharmaceutical products, Extrafarma is a leading drugstore chain in the regions in which it operates. Extrafarma operates in areas where recent sales growth rates have been above the national average, which we believe presents attractive potential for future growth.

As of December 31, 2020, Extrafarma operated 405 drugstores in ten states of Brazil (124 in Pará, 11 in Amapá, 3 in Tocantins, 91 in Ceará, 57 in Maranhão, 35 in Pernambuco, 20 in Bahia, 16 in Rio Grande do Norte, 4 in Paraíba and 44 in São Paulo). Extrafarma operates three distribution centers: Benevides, in the state of Pará; Aquiraz, in the state of Ceará; and Guarulhos, in the state of São Paulo, which are responsible for supplying all of our stores.

Extrafarma operates both in the retail and wholesale of pharmaceutical products. In 2020, Extrafarma’s net revenues reached R$2.0 billion, of which the retail business represented 95% and the wholesale business represented 5%.

Extrafarma’s main strategy is focused on the retail business, which is responsible for the larger share of its revenues. Within this business, Extrafarma’s product mix consists of all the main types of pharmaceutical products (branded medicine, generic medicine, similar medicine and OTC) in addition to personal care products and convenience products. In 2020, out of Extrafarma’s revenues in the retail business, branded medicines represented 33%, generic/similar medicines represented 15%, OTC 14%, personal care products represented 18% and convenience products represented 19%.

On the wholesale side, Extrafarma operates as a distributor of both pharmaceutical and personal care products. It purchases the products from manufacturers and sells them to other drugstore chains and independent retailers, which are serviced through Extrafarma’s own and leased truck fleet. As of December 31, 2020, the average payment term of Extrafarma’s sales to independent retailers was 46 days.

In 2016, Extrafarma remodeled its loyalty program and renamed it Clube Extrafarma. The program provides immediate discounts on purchases, in addition to accumulating 1 point for each R$1 spent. Points received by Extrafarma’s customers may be exchanged during the period of 6 months for significant discounts in store products, pre-paid mobile phone credits, KMV and Multiplus Fidelidade. As of December 31, 2020, Clube Extrafarma had 10.8 million clients registered.

Competition. The consolidation process of the retail pharmacy business is in its early stages. The drugstore chains associated with ABRAFARMA represented an estimated 44% of the total revenue in the sector in 2020. There were more than 20 drugstore chains associated with ABRAFARMA in 2020. According to ABRAFARMA, the main players in Brazil are Raia Drogasil S.A., Pague Menos S.A., DPSP S.A., São João Farmácias and Panvel Farmácias.

Innovation. Extrafarma accelerated its digitization process with the launch of the delivery service via WhatsApp as well as e-commerce (sales via the internet), including the possibility of buying over the web and withdrawing from stores. In addition, the company has expanded its partnership with delivery applications. The digital channels are expected to contribute to the expansion of the company's revenue and are in line with the current strategy, which provides for more selectivity in the opening of new stores. In 2020, the company launched a personalized discount coupon program for all stores seeking to increase the average ticket and customer loyalty. Extrafarma also expanded its private label Be better through the launch of new lines of basic care products and vitamins. In line with the strategy of expanding the offer of pharmaceutical services to customers, Extrafarma started a partnership with the largest vaccination clinic in the state of Pará. Also, in 2020, all cash and counter systems were replaced to provide a better shopping experience and greater productivity at points of sale. New digital wallets were also included as possible means of payment. See “Item 4.A. Information on the Company — History and Development of the Company — Extrafarma”.

Eco-efficient operations. Extrafarma started an operation of two biogas plants in the state of Maranhão and Pernambuco, guaranteeing renewable energy to 85 stores and, in 2021, two solar energy plants will be inaugurated in the state of Pará and Ceará, which are expected to supply around 200 stores. Among the goals related to energy efficiency, the company established that 90% of stores will be supplied by renewable energy sources and that all DCs will be supplied by the Free Energy Market by 2025.

Extrafarma started working on structuring collection centers, for sorting, segregating and disposing of waste and aims to dedicate in the reverse logistics project for medicine that are expired or out-of-use, which covers all pharmaceutical retailers and manufacturers.

Digital payments

abastece aí

abastece aí is a digital payments company created in 2020 to leverage the benefits of the loyalty program Km de Vantagens (Km of Advantages Program) and the abastece aí (“fill up here”) app that were previously offered by Ipiranga. The company offers the development of a unified ecosystem of advantages and benefits to the clients, especially car drivers, integrated with a digital payment solution and great acceptance capillarity, including adoption by other business partners outside service stations.

KMV was created in 2009 and is a pioneer customer loyalty program in the fuel industry through which customers and resellers may redeem rewards and benefits in areas of entertainment, tourism, magazines, airline tickets, car rental and others. With over 34 million participants in December, 2020, KMV has served as an important platform, strengthening relationships with Ipiranga’s customers. In 2020, more than 33 million transactions were redeemed at KMV.

Ipiranga developed and launched abastece aí in 2016, a mobile payment service app, that seeks to maximize advantages from the integration of platforms to offer even greater convenience and benefits to customers. Through the abastece aí app, customers can obtain discounts in exchange for KMV points. In addition, they can receive rewards of their preference and finalize the refueling process by using a unique KMV password in a safe payment method. In 2020, more than 2.3 million customers created a digital account.

Context and market

Digital wallets are a global trend that involve a very diverse range of businesses. Between 2018 and 2020, the number of users of digital wallets grew by 30%, reaching more than 2.3 billion active users worldwide. According to a recent study by Bain & Company, “e-wallets” will represent 28% of total payments made in the world and almost 50% of all payments made in the sphere of e-commerce by 2022. In Brazil, this market is still very young, with great space for growth and development. The highly regulated and concentrated national banking system is the main obstacle to the current low participation of digital portfolios. However, due to recent changes in legislation, reduced technological costs, the entry of major international players in the market and the democratization of access to technology, digital wallets are expected to have an accelerate growth over the next few years.

The difficult and bureaucratic access to banks, combined with the mass use of smartphones, also contributes to the rise of digital wallets. Consequently, e-wallets emerge as a viable option to take care of people's financial organization, by offering a low cost and high efficiency service.

In 2020, the Central Bank of Brazil announced a new instant payment system with potential to profoundly transform the country's payment industry. The PIX is a tool that allows the transaction of resources in a few seconds at any time of the day and on all days of the year. In addition, PIX have a much lower transaction cost when compared to other payment methods such as Bank slip, TED or DOC. In order to use it, it is not necessary to have a bank account, just register it in any of the institutions approved by the Central Bank to offer this service, which includes abastece aí. Thus, by eliminating the need for intermediaries in the transfer process, we believe that PIX intensify the strengthening of digital wallets. It is extremely important to mention that the PIX is not only a substitute for traditional forms of payment, but it is also a mean to meet other financial demands, with the possibility of making payments in commercial establishments. Until December 2020, the PIX had already been registered by more than 56 million users, handling a volume of approximately R$151 billion.

As of December 31, 2020, Brazil already had more than 600 different digital portfolios. These portfolios include players operating in a big range of segments, such as: payments and receipts via cards, cashback, marketplace, digital transfers, partner discounts, among others. This new payment system allows the customer to manage much more efficiently and secure his money, in addition to enabling the use of different services in the same ecosystem.

Operation

abastece aí is a relevant ecosystem of advantages for the vehicles’ drivers, integrated with a financial platform that expands the purchasing power of its users. The application offers a varied range of services for its clients, such as: cashbacks on purchases from partner companies, payment of slips, transfers, functions of cash in/cash out on digital wallet and various financial products. Currently, the main revenue stream for abastece aí derives from Ipiranga gas stations. When filling your car using the app at Ipiranga, the customer has the possibility to reverse a portion of the amount spent on several benefits, including: the accumulation of kilometers of advantage, cashback reversed in the portfolio, among others.

During the first year of operation as an independent company, the biggest challenge was to migrate the entire customer base from the old platform to the new digital platform. The new application was already available for download at the end of August 2020, for both IOS and Android. In just two months of operation, more than 1.3 million users had already been migrated. As of December 2020, that number had jumped to 2.3 million users. After the consolidation of the new platform, abastece aí started to offer more integrated and wide marketplace services and cashbacks. Currently, abastece aí has more than 90 partner companies which operate in various sectors. Among them, we can mention: LATAM Pass, Magazine Luiza, Netshoes and Movida.

In 2020, the contribution margin of abastece aí was concentrated around the revenues from the association fee with partner companies. As of December 31, 2020, there were more than 2.7 million active participants. As a result of the development of new financial products, which dilute operating costs and strengthen our digital portfolio, abastece aí contribution margin is expected to increase and diversify.

Marketplace model. It is a virtual shopping mall, where partner companies advertise their products by paying an association fee. The partner exposes its products to a larger number of people, the consumer can access products from various segments and the company providing the marketplace receives a percentage of each transaction.

Cashback model. This model works when the user makes a purchase through the application and receives a percentage of the money spent back. In this case, abastece aí serves as an intermediary between the company that will pay for cashback and the final consumer. abastece aí works as the payment method in these cases and a platform to announce the products of its partners.

We constantly adopt initiatives to diversify abastece aí’s sources of revenue. For 2021, we expect to continue expanding its partners base and to boost its financial products. Some of these products are already in testing and development phase. In addition, the company has been working to expand the services offered by the platform's current partners. The expectation is to make all partners on the platform start offering cashback and to incorporate abastece aí as a means of payment.

New initiatives were adopted in 2021 due to our learning experience resulting from the challenges in 2020, including the expansion of our financial product portfolio, increase frequency and recurrence of app use and work in leaner and more dynamic teams.

Work methodology. The abastece aí operation is based on three main pillars: technological know-how, data intelligence and agile culture. The first involves the entire user experience of the application, its functionality and facilities. The company works to maintain an application with simple and intuitive interface, constantly improving the users experience.

In data intelligence, the company promotes the activation and growth of the customer base, identifying the main suggestions and criticisms to the functioning of the APP. Also, it is critical to improve statistical and artificial intelligence models to personalize promotional campaigns, recognize potential customers and activate old users.

The agile culture is the factor that guarantees the continuous innovation and competitiveness of the company. Its fintech structure makes processes less bureaucratic, facilitating quick problem resolution. This also allows for rapid market launches and tests to understand brand positioning in a short period of time. To make agile culture possible, employees are divided into squads, which are multifunctional groups composed of people from different areas with full autonomy to develop, test and launch new products. Each squad is coordinated by a product manager, whose role is to ensure quality and constant improvement. Chapters are teams with members of different squads, created to ensure alignment between all squads. The tribes are a set of squads that work better together and have a high level of interaction. This dynamic work system allows for constant interaction between different sectors of the company.

Oil Refining

RPR consists of a refinery in the city of Rio Grande, in the state of Rio Grande do Sul, in the Southern region of Brazil. The refinery’s nominal capacity is 17 thousand barrels per day, and its principal products include gasoline, diesel, naphtha, fuel oil, LPG, special oils, pentanes and solvents. In 2020, the average production of the refinery was 12 thousand barrels per day, which represented 71% of its nominal capacity and less than 1% of the total Brazilian oil refining capacity, according to ANP data. Ultrapar currently owns approximately one third of the capital of RPR. See “Item 4.A. Information on the Company—History and Development of the Company—Ipiranga”. RPR’s results are accounted for using the equity method, as share of profit of joint-ventures and associates. Results generated by the oil refining operations are not significant to Ultrapar. In 2020, RPR ended the year at a loss of R$21.8 million, mainly impacted by the COVID-19 pandemic (explained below).

Gasoline and diesel sales prices in Brazil are directly influenced by international prices. In 2020, sales prices of diesel decreased 14% and sales price of gasoline decreased 3%, as a result of a significant and rapid decrease in demand for fuels caused by the ongoing COVID-19 pandemic and the actions being taken to combat the effects of the pandemic. In addition to lower sales demand for fuels, the rapid decrease in the price of gasoline and diesel has impacted the selling margins of RPR because the price of gasoline and diesel outputs is determined based on current market prices, whereas the crude oil purchased as the input for the refinery process was purchased earlier at a higher price prior to when the significant price decreases occurred.

Insurance

We maintain insurance policies covering all the facilities of our wholly owned subsidiaries, which we consider appropriate to cover the risks to which we believe we are exposed, including but not limited to loss and damage from fire, lightning, explosion of any nature, windstorm, plane crash and electrical damage. The maximum compensation values based on the maximum possible loss that could result from specific location, as of December 31, 2020, are shown below:

Maximum compensation value(*)
Oxiteno	US$1,142
Ipiranga	R$1,530
Ultracargo	R$1,000
Ultragaz	R$354
Extrafarma	R$160

(*)  In millions. In accordance with our policies terms and conditions.

We maintain general liability insurance that covers all our wholly-owned subsidiaries with a maximum coverage of US$250 million for losses and damage incurred by third parties as a result of any accidents that occur in connection with our commercial/industrial operations and/or the distribution and sale of our products and services.

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

Since February 2020, we maintain cyber risks insurance policy with a maximum coverage of R$100 million to mitigate losses from a variety of cyber incidents, including data breaches and business interruption.

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

C. Organizational Structure

The following chart shows our organizational structure(1) for our principal subsidiaries as of December 31, 2020:

Percentages represent approximate ownership of voting share capital and total capital (voting capital/total capital).

(1)  Non-controlling interests in Utingás are mainly held by Liquigás Distribuidora S.A. and SHV Gas (31% and 8% of total capital, respectively).

(2)  Other shareholders of RPR are Petrobras and Braskem, each holding 1/3 of the voting shares.

(3)  União Vopak — a company jointly owned by Tequimar and Vopak Brasil S.A..

(4)  Iconic — an association between Ipiranga and Chevron.

(5) Tequimar Vila do Conde — a company incorporated on May 20, 2019 due the concession of the port of Vila do Conde.

(6) Latitude Logística Portuária — a company jointly owned by Ipiranga and Petróleo Sabbá S.A..

(7) Other shareholders of Nordeste Logística I, II and II and Navegantes Logística are Raízen Combustíveis S.A and Petrobras, each holding 1/3 of the voting shares.

(8) Subsidiary created in January 2020 to provide valuation, business management and financial advisory services to UVC. In September 2020, the company’s name was changed to “UVC Investimentos Ltda”.

(9)  Fund constituted in January 2020 to invest in companies that can leverage or complement our business, and to support, map and invest in startups and new technologies.

(10)  In May 2020, Millennium became a direct subsidiary of the Company.

(11)  Subsidiary created in July 2020, to offer the abastece aí app and Km de Vantagens programs and to operate in the digital payments segment under the abastece aí brand.

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

We conduct our fuel distribution business through Ipiranga, represented by our wholly owned subsidiary IPP, except for IPP’s subsidiaries that operates in the LPG distribution business, as described above and Extrafarma as described below. Ipiranga covers the distribution and marketing of petroleum products, fuel ethanol and NGV throughout Brazil. IPP also, through its subsidiaries, owns AmPm brand in Brazil and Tropical, which provides transportation services for Ipiranga and other fuel distributors.

We conduct petrochemical and chemical activities through our wholly owned subsidiary, Oxiteno. Oxiteno operates in the sector directly and through its subsidiaries, Oleoquímica, EMCA, Oxiteno Mexico and Oxiteno Uruguay. Oxiteno directly operates plants located in the state of São Paulo; in Camaçari, in the state of Bahia; and in Triunfo, in the state of Rio Grande do Sul. Oleoquímica and EMCA also operate in the Camaçari plant. Oxiteno Mexico operates three plants in Mexico, one plant located in Uruguay through Oxiteno Uruguay and one plant in the United States through Oxiteno USA.

We conduct liquid bulk storage business through our wholly owned subsidiary, Ultracargo, which operates through its subsidiary Tequimar. Tequimar maintains storage facilities at six terminals, of which two are located near the main petrochemical complexes in Brazil, Camaçari and São Paulo.

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

Except for Oxiteno Mexico, Oxiteno USA and Oxiteno Uruguay, all our material subsidiaries are incorporated under the laws of Brazil.

On July 29, 2020, Ultrapar announced the creation of a business in the digital payment segment, combining the abastece aí (“fill up here”) app and the loyalty program “Km de Vantagens” (Km of Advantages Program) as a new independent company of the Ultra Group, which is operating under the brand abastece aí.

For further information, see “Item 4.A. Information on the Company—History and Development of the Company”.

D.  Property, Plant and Equipment

Ultragaz

Ultragaz’s LPG distribution network includes 18 filling plants. LPG is carried to the filling plants either via gas pipelines from Petrobras’ installations or by tanker trucks. When LPG transportation is via gas pipeline the bases are known as primary and when transportation is via tanker truck, the bases are known as secondary. Ultragaz also operates LPG storage bases, known as satellite bases for supplying our bulk trucks. Ultragaz maintains storage facilities for LPG bottles and satellite bulk distribution plants at strategic locations in order to maintain supplies close to its customer bases and thus to reduce transportation costs. LPG is stored in the filling plants in large LPG storage tanks with a typical capacity of 60 tons per tank. In the case of LPG to be delivered in bulk, the LPG is pumped directly from the storage tanks into the bulk tankers. In the case of LPG to be delivered in bottles, the LPG is pumped from the storage tanks into a number of filling heads, which fill the LPG bottles.

The following table sets forth the total storage capacity, total filling capacity during 2020 and the 2020 average filling utilization for each of Ultragaz’s primary and secondary filling stations and satellite stations.

Base	Type	Total storage capacity	Filling capacity	2020 average filling utilization rate
		(in tons)	(in tons per month)
Aracajú	Secondary	240	4,680	66%
Araçatuba	Satellite	180
Aracruz	Secondary	120	4,680	22%
Araraquara	Satellite	60
Araucária	Primary	240	9,360	80%
Barra de São Francisco	Secondary	360	2,496	60%
Barueri	Secondary	1,500	5,720	72%
Bauru	Satellite	60
Betim	Secondary	480	9,360	49%
Blumenau	Satellite	0
Canoas	Secondary	600	4,680	87%
Capuava	Primary	720	14,040	43%
Cascavel	Satellite	120
Caucaia	Secondary	420	7,020(1)	81%
Caxias do Sul	Satellite	60
Chapecó	Satellite	60
Florianópolis	Satellite	30
Goiânia	Secondary	360	5,720	77%
Imbiruçu	Satellite	480
João Pessoa	Satellite	60
Joinville	Satellite	30
Juazeiro	Secondary	180	4,680	63%
Londrina	Satellite	60
Mataripe	Primary	1,025	17,700(1)	72%
Mauá	Satellite	720
Paulínia	Primary	1,800	9,360	83%
Paulínia SPGas	Satellite	480
Pirajá – Salvador	Satellite	60
Ponta Grossa	Satellite	60
Pouso Alegre	Satellite	60
Ribeirão Preto	Secondary	360	4,680	82%
Rio de Janeiro	Primary	840	5,720	82%
Santos	Primary	2,400	3,900	50%
São José do Rio Preto	Satellite	60
São José dos Campos	Primary	600	5,720	53%
São José dos Campos	Satellite	360
Sorocaba	Satellite	120
Suape	Primary	480	8,580(1)	82%
Total (ex-Utingás)		15,845	128,096	67%

Araucária(2)	Utingás	630
Santo André(2)	Utingás	3,534

Total		20,009	128,096	67%

(1)       These facilities operated with more than one 8-hour shift per day.

(2)       Only the storage capacity share indirectly owned by Ultragaz

In addition, Ultragaz maintains headquarters in the city of São Paulo and regional offices in the areas in which it operates.

Ultracargo

The following table sets forth the main products stored at and the storage capacity operated by Ultracargo’s facilities as of December 31, 2020.

Facility	Installed capacity (in cubic meters)	Product lines
Santos (São Paulo)	306,775	Chemicals, ethanol, lubricants, fuels and corrosives
Aratu (Bahia)	218,190	Chemicals, ethanol, vegetable oils, corrosives and fuels
Suape (Pernambuco)	157,910	Chemicals, ethanol, corrosives and fuels
Itaqui (Maranhão)	109,280	Ethanol and fuels
Rio de Janeiro (Rio de Janeiro)	17,259	Corrosives and lubricants
Paranaguá (Paraná)	28,262	Corrosives and vegetable oils
Total	837,676

For more information see “Item 4.B. Business Overview — Storage Services for Liquid Bulk — Ultracargo — Storage facilities”.

Oxiteno

Oxiteno has six plants in Brazil: Camaçari plants in the Northeast complex, Mauá plant in the São Paulo complex, Triunfo plant in the Southern complex and Tremembé and Suzano plants in the state of São Paulo.

The following table sets forth the current ethylene oxide production capacity of Oxiteno’s plants in Brazil as of December 31, 2020.

Units	Capacity
(in tons per year)
Camaçari	350,000
Mauá	90,000
Tremembé	—
Triunfo	—
Suzano	—

Total	440,000

Ethylene oxide is primarily an intermediate material used in the production of ethylene oxide derivatives — only 1% of Oxiteno’s sales volume in the year ended December 31, 2020 was ethylene oxide. Therefore, Oxiteno’s total production output may not be determined by adding the capacities of ethylene oxide and its derivatives.

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

In 2007, in connection with the acquisition of Ipiranga Group by Ultrapar, Oxiteno started to operate a mineral oils production plant, EMCA.

The following table sets forth the current production capacity of the Camaçari plant for each of its principal products.

Units	Current capacity
(in tons per year)
Ethylene oxide	350,000
Ethylene glycols	285,000
Ethoxylated derivatives	270,000
Ethanolamines	110,000
Fatty alcohols	77,000
White mineral oils	60,000
Glycol ethers	25,000
Glycerin	11,000
Fatty acids	7,000

In 2020, the Camaçari plant operated at 71% of its production capacity. The plant had planned stoppages for regular maintenance.

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

Units	Current capacity
(in tons per year)
Ethoxylated derivatives	106,000
Ethylene oxide	90,000
Acetates	72,000
Ethylene glycols	40,000
Glycol ethers	40,000
Hydraulic fluids	30,000
Alkylation	17,000
C4+C5 alcohols	13,500
Esterification	4,000

In 2020, the Mauá plant operated at 60% of its production capacity.

Tremembé plant. The Tremembé plant, located at Bairro dos Guedes, Tremembé, in the state of São Paulo, has three principal production units, a sulfonation/sulfation unit and two multipurpose units. The Tremembé plant commenced production in 1970 and was subsequently acquired by us in 1985.

The following table shows the current capacity of the principal units at the Tremembé plant.

Units	Current capacity
(in tons per year)
Specialties	19,000
Sulfonation/Sulfation	16,000(1)
Agricultural blends	15,000
Esterification	10,000
Betaines	10,000
Naphthalenes Sulfonates	5,000
Hydraulic fluids	3,200

(1)  Capacity adjusted for 100% active matter.

In 2020, the Tremembé plant operated at 61% of its production capacity.

Suzano plant. In 2007, Oxiteno began operating a sulfonation and sulfation plant in Suzano, with a production capacity of 13.5 thousand tons per year. In 2012, Oxiteno added 11.5 thousand tons per year to its capacity. As a result, production capacity at the Suzano plant increased to 26.5 thousand tons per year.

The following table shows the current capacity of the principal units at the Suzano plant.

Units	Current capacity
(in tons per year)
Sulfonation/Sulfation	13,500
Esterification	11,500
Betaines	1,500

In 2020, the Suzano plant operated at 84% of its production capacity.

Triunfo plant. The Triunfo plant is located in the Southern Complex. The Triunfo plant was built by Oxiteno and started production in 1989. The Triunfo plant has two process units, one for the production of secondary butyl alcohol, which is used in the production of MEK, and one for the production of MEK.

The following table shows the current capacity of the principal units at the Triunfo plant.

Units	Current capacity
(in tons per year)
Oxygenated solvents	42,000

In 2020, the Triunfo plant operated at 70% of its production capacity.

With the acquisition of Oxiteno Mexico (formerly Canamex) in 2003 and Unión Química in 2007, Oxiteno acquired three specialty chemical plants in Mexico. As of December 31, 2020, the Coatzacoalcos plant had a production capacity of 86 thousand tons per year of ethoxylates and 8 thousand tons per year of alkyphenols; the Guadalajara plant had a production capacity of 32 thousand tons per year of specialty chemicals and San Juan del Río had a production capacity of 8 thousand tons per year of specialty chemicals. In 2020, the Guadalajara, the Coatzacoalcos and San Juan del Río plants operated at an average rate of 65%, 36% and 73% of their production capacity, respectively.

Oxiteno acquired a specialty chemical plant in Pasadena, Texas in 2012. As of December 31, 2020, the Pasadena plant had a production capacity of 152 thousand tons per year of specialty and agricultural blends. In 2020, Pasadena plant operated at an average rate of 29% of its production capacity.

With the acquisition of Oxiteno Uruguay in 2012, Oxiteno acquired a specialty chemical plant in Montevideo, Uruguay. As of December 31, 2020, the Montevideo plant had a production capacity of 63 thousand tons per year of specialty chemicals and operated with 76% of its production capacity.

The following table sets forth Oxiteno’s production plants located outside of Brazil:

Units	Current capacity
(in tons per year)
Ethoxylated derivatives — Coatzacoalcos plant	86,000
Alkylation — Coatzacoalcos plant	7,860
Ethoxylated derivatives — Guadalajara plant	19,000
Esterification — Guadalajara plant	13,000
Sulfonation/Sulfation — San Juan del Río	8,400
Alkoxylation — Pasadena	120,000
Specialties/Agricultural Blends — Pasadena	32,000
Sulfonation/Sulfation — Montevideo	45,000
Fatty Acid Sulfate (FAS) — Montevideo	10,000
Betaines/Amides — Montevideo	6,000
Fatliquor oils — Montevideo	2,000

Ipiranga

Distribution of fuels is carried out through an extensive network of primary and secondary storage terminals. Primary storage terminals are generally located near refineries and are used as storage terminals for products to be transported either to secondary storage terminals or to large customers and TRRs. Distributors own their storage terminals (owned), lease space in third parties’ storage terminals (third party agreement—TPA) or participate in pools (joint-operated terminals—JO) that serve two or more distributors. The following table sets forth the total storage capacity and ownership structure for each of Ipiranga’s primary and secondary facilities in 2020.

Storage terminal	Type	Owner structure of storage teminal	Storage capacity (cubic meters)
Açailândia	Secondary	JO operated by others(2)	4,211
Araucária	Primary	TPA(1)	850
Araucária	Primary	JO operated by others(2)	51,382
Bagé	Secondary	Owned	4,721
Barcarena	Primary	Owned	9,097
Barueri	Primary	TPA(1)	2,100
Barueri	Primary	Owned	22,022
Bauru	Secondary	Owned	3,288
Belém	Primary	Owned	21,257
Betim	Primary	JO operated by Ipiranga(2)	11,394
Betim	Primary	JO operated by others(2)	6,895
Biguaçu	Primary	TPA(1)	2,313
Brasília	Primary	JO operated by others(2)	6,406
Cabedelo	Primary	TPA(1)	7,464
Campo Grande	Secondary	Owned	5,807
Campos	Secondary	JO operated by Ipiranga(2)	3,562
Canoas	Primary	Owned	42,917
Canoas	Primary	TPA(1)	200
Cascavel	Secondary	Owned	4,047
Caxias	Primary	Owned	36,283
Caxias	Primary	JO operated by others(2)	7,343
Chapecó	Secondary	TPA(1)	2,100
Cruz Alta	Secondary	Owned	5,429
Cubatão	Primary	Owned	9,277
Cubatão	Primary	TPA(1)	780
Cuiabá	Secondary	Owned	1,578
Fortaleza	Primary	TPA(1)	4,060
Goiânia	Primary	TPA(1)	2,685
Goiânia	Primary	JO operated by others(2)	7,818
Governador Valadares	Secondary	Owned	5,451
Guamaré	Primary	JO operated by others(2)	2,570
Guaramirim	Primary	TPA(1)	402
Guarapuava	Secondary	Owned	5,674
Guarulhos	Primary	TPA(1)	850
Imbiruçu	Primary	JO operated by Ipiranga(2)	4,277
Itabuna	Primary	TPA(1)	245
Itacoatiara	Primary	TPA(1)	20,000
Itaituba	Secondary	Owned	1,356
Itajaí	Primary	JO operated by Ipiranga(2)	7,790
Jequié	Primary	JO operated by others(2)	4,323

Storage terminal	Type	Owner structure of storage teminal	Storage capacity (cubic meters)
Juazeiro	Secondary	JO operated by others(2)	1,710
Lages	Secondary	TPA(1)	1,310
Londrina	Secondary	JO operated by Ipiranga(2)	4,955
Luis Eduardo Magalhães	Secondary	TPA(1)	310
Macapá	Primary	JO operated by Ipiranga(2)	3,149
Maceió	Primary	JO operated by Ipiranga(2)	3,822
Manaus	Primary	Owned	7,653
Manaus	Primary	TPA(1)	200
Marabá	Secondary	TPA(1)	1,231
Maringá	Secondary	TPA(1)	1,183
Montes Claros	Secondary	Owned	4,966
Munguba	Secondary	Owned	12,391
Ourinhos	Secondary	Owned	9,345
Paranaguá	Primary	TPA(1)	90,000
Passo Fundo	Primary	JO operated by Ipiranga(2)	6,270
Paulínia	Primary	Owned	10,286
Paulínia	Primary	JO operated by Ipiranga(2)	26,804
Porto Nacional	Secondary	TPA(1)	3,580
Porto Velho	Secondary	Owned	8,318
Pres. Prudente	Secondary	Owned	3,772
Ribeirão Preto	Primary	JO operated by others(2)	11,918
Rio Grande	Primary	TPA(1)	3,466
Rondonópolis	Secondary	Owned	10,708
Santa Maria	Secondary	Owned	5,807
Santarém	Secondary	Owned	3,972
Santos	Primary	TPA(1)	60,000
São Caetano	Primary	Owned	22,024
São Francisco do Conde	Primary	TPA(1)	4,701
São José do Rio Preto	Secondary	JO operated by others(2)	1,555
São José do Rio Preto	Secondary	Owned	8,712
São José do Rio Preto	Secondary	Owned	2,084
São José dos Campos	Primary	JO operated by others(2)	12,909
São José dos Campos	Primary	TPA(1)	1,570
São Luis	Primary	TPA(1)	57,110
São Luis	Primary	JO operated by Ipiranga(2)	14,422
Sarandi	Secondary	TPA(1)	5,610
Sinop	Secondary	TPA(1)	395
Suape	Primary	TPA(1)	30,450
Suape	Primary	JO operated by others(2)	15,813
Teresina	Secondary	JO operated by others(2)	4,850
Uberaba	Primary	TPA(1)	740
Uberlândia	Primary	JO operated by others(2)	10,249
Vila Velha	Primary	TPA(1)	13,830
Vilhena	Secondary	Owned	846
Vitória	Primary	TPA(1)	6,998
Total			852,217

(1)  Third party agreements

(2)  Joint-operated with other distributors

Extrafarma

As of December 31, 2020, Extrafarma operated 405 drugstores and 3 distribution centers in the North, Northeast and Southeast regions of Brazil.

The following tables set forth the breakdown per region of Extrafarma’s drugstores and the capacity for each of Extrafarma’s distribution centers as of December 31, 2020:

Location	2020
North	138
Pará	124
Amapá	11
Tocantins	3
Northeast	223
Ceará	91
Maranhão	57
Pernambuco	35
Bahia	20
Rio Grande do Norte	16
Paraíba	4
Southeast	44
São Paulo	44
Total	405

Distribution center	Area (in square meters)	Height (in meters)
Benevides (Pará)	8,273	13.0
Aquiraz (Ceará)	7,500	12.3
Guarulhos (São Paulo)	9,874	12.0
Total	25,647

Collateral

As of December 31, 2020, Ultrapar had no debt secured by property, plant and equipment.

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

Our audited consolidated financial statements included herein were prepared in accordance with IFRS and include our consolidated Statements of Financial Position as of December 31, 2020 and 2019 and our consolidated Statements of Profit or Loss, Statements of Comprehensive Income, Statements of Changes in Equity and Statements of Cash Flows for the years ended December 31, 2020, 2019 and 2018, as well as notes thereto.

Overview

With more than 80 years of history, Ultrapar is currently a leading player in the different segments of the oil & gas downstream segment through Ipiranga, Ultragaz and Ultracargo, as well as in the specialty chemicals sector through Oxiteno and in the retail pharmacy sector through Extrafarma.

Ultragaz distributes LPG to residential, commercial and industrial market segments. Ultracargo is the largest private company of storage for liquid bulk in Brazil, with six terminals and storage capacity of 838 thousand cubic meters. In 2022, it is scheduled to begin operations at the new terminal in the port of Vila do Conde, Pará state in connection with Vila do Conde’s concession, expanding its geographic spread to the North region of the country (see “ Item 4.A. Information on the Company—History and Development of the Company—Ultracargo”). Oxiteno produces ethylene oxide and its principal derivatives, holding about 20% of the ethoxylation capacity in the Americas, and is also a significant producer of specialty chemicals, particularly surfactants. It manufactures an extensive range of products used in various industrial sectors such as home and personal care, detergents, crop solutions, packaging, textiles and coatings. Ipiranga distributes gasoline, ethanol, diesel, NGV, fuel oil, kerosene and lubricants through a network of 7,107 service stations and directly to large customers. Extrafarma is the seventh largest drugstore chain in Brazil, according to ABRAFARMA, with 405 drugstores and 3 distribution centers as of December 31, 2020. abastece aí is a digital payments company created in 2020 to leverage the benefits of the Km de Vantagens (Km of Advantages Program) and the abastece aí (“fill up here”) app, with more than 2.3 million digital accounts created in 2020.

Impact of ongoing COVID-19 pandemic

Since March 2020, the evolution of the COVID-19 pandemic and government responses have created an unprecedented global scenario, including in Brazil, where social distancing measures, quarantines, restrictions on travel and public transportation, and prolonged closures of commercial establishments, have affected our routine and presented challenges on a daily basis.

Ultrapar and its subsidiaries adopted a series of measures in an effort to mitigate the negative effects of the COVID-19 pandemic and preserve the health and safety of their employees and partners, the stability and continuity of their operations, and their solid financial position.

In March 2020 we implemented remote work for employees in administrative functions and provided all necessary support for them to maintain their activities, including lending office supplies and equipment. Although in-person work has not been fully resumed yet, except for those employees in administrative functions who voluntarily decided to resume their in-person activities, subject to the safety measures we implemented, we did not notice any reduction in productivity in this period. In addition to the basic concerns relating to the safety of our employees, the Company promoted several actions through live broadcasts focused on employees’ wellness, fitness and psychological support and monitoring, all in line with our principle of valuing people.

In addition, a multi-disciplinary committee was created to set a plan for the gradual return to the office and resumption of normal working activities for administrative areas, adjusting work areas through the introduction of numerous preventive measures, such as minimum distance between work stations, temperature measurement before entering the office, placement of hand sanitizers across our offices, and the intensification of cleaning and safety protocols according to the guidelines of state and municipal governments and health entities.

Among Ultra Group’s businesses, Ipiranga was the most affected by the pandemic and recorded a decrease of 9% in fuel sales volume throughout the year, with the most significant impact being the gasoline, ethanol and natural gas for light vehicles (Otto cycle), with a decrease of 14% comparing to 2019. In addition, strong volatility in the prices of oil and its derivatives from the end of March of 2020, coupled with a relevant decrease in ethanol prices in April, caused material inventory losses in the first half of 2020. To mitigate these impacts, Ipiranga adopted several measures for preserving cash and reducing expenses.

At Oxiteno, the coatings, automotive and oil & gas segments experienced weaker demand, which was partially offset by increased sales volume in the home and personal care and crop solutions segments. Oxiteno’s management promptly acted to mitigate the effects of the pandemic with contingency measures for controlling certain costs and expenses, such as reduction in personnel, travels, trainings, consulting, marketing, among other expenses. The devaluation of the Real against the US dollar contributed significantly to the improvement in results.

Ultragaz recorded an increase of 2% in volume to the bottle segment due to greater demand for LPG for residential use. The bulk segment remained practically stable, as a result of higher sales to condominiums and industries, which was offset by lower demand from commercial and service segments that suffered a direct impact from social distancing measures.

At Ultracargo no relevant operating impacts due to the pandemic were noted.

Extrafarma recorded a 3% decrease in sales, mainly due to the temporary closure of brick-and-mortar drugstores located in shopping centers and reduced costumer’s flow at the drugstores that remained open. Nevertheless, the decrease in Extrafarma’s sales was partially offset by the swift strengthening or expansion of online and delivery sales, as well as partnerships with delivery apps. In addition, the approval of Provisional Measure 936 by the government involving the suspension of labor contracts and the temporary reduction of salaries as well as other internal initiatives for productivity gains, contributed to a 11% reduction in expenses, from R$653.6 million in 2020 against R$738.5 million in 2019, therefore contributing to minimize the impact in the results.

In order to strengthen the Company’s liquidity and cash position, in light of the uncertainty arising from the pandemic, by the end of March and in early April, Ultrapar and its subsidiaries contracted new financings with a 12-month term, in the aggregate amount of R$1.5 billion. Of this amount, R$1.3 billion was raised through the issue of promissory notes with a R$1.0 billion credit on April 6, 2020 and a R$0.3 billion credit on April 8, 2020. Furthermore, in order to preserve cash holdings, the Company announced on April 1, 2020 a reduction up to 30% in its investment plan for 2020, while in August Ultrapar’s management decided to not distribute the interim dividend for that year.

In July 2020, Ultrapar reopened its 2029 notes issued in the international market and issued additional notes in the total amount of US$ 350.0 million at an interest rate of 5.25% per year with the same characteristics of the 2029 notes (Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness—Notes in the Foreign Market”). The proceeds related to such notes were used for the payment of debt with short term maturities, allowing the extension of the Company’s debt maturity profile and reinforcing its cash position.

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

Social support

Since the outset of the coronavirus pandemic, Ultrapar and its subsidiaries have been operating on multiple fronts to preserve the Company’s employees and partners health and safety, the stability and continuity of its operations and the financial soundness of the Company.

During the year ended December 31, 2020, Ultrapar contributed to the nationwide efforts to control the COVID-19 pandemic crisis providing support to local communities located nearby our businesses’ locations. In total approximately R$37 million was allocated for combatting the pandemic and its consequences.

The Ultra Group is part of the Salvando Vidas (Saving Lives) matchfunding initiative in partnership with the Brazilian Development Bank - BNDES, which financially supported the largest philanthropic network of hospitals in Brazil and responding for more than 50% of attendances in the National Health Service SUS. The Ultra Group also donated 10 thousand basic baskets of goods to the state government of São Paulo, which were distributed to vulnerable families throughout the state.

Ultragaz supported the construction of a field hospital in the city of São Paulo as well as supplied LGP to other field hospitals in the states of São Paulo and Bahia. It also donated 8 thousand LGP gas bottles, 6 thousand basic baskets of goods and 650 thousand bars of biodegradable soap to communities in the states of Bahia, Ceará, Mato Grosso do Sul, Rio de Janeiro, and São Paulo. Together with the Ministry of Health and with the participation of resellers, Ultrapar distributed informational fliers in connection with COVID-19 prevention information across 57 municipalities, impacting roughly 10 million people.

Ultracargo provided support to the Pernambuco Solidário (solidarity) campaign against COVID-19, leaded by Associação Incubadora Porto Social and the state government, and donated hospital equipment and beds in the states of Maranhão and Pará. Ultracargo also donated 3 thousand basic baskets of goods to local communities nearby its six port terminals.

Oxiteno supported initiatives in Brazil, Uruguay, and the United States, including donations for the acquisition of basic baskets of goods for distribution to low income families living around its industrial plants.

Ipiranga was part of a corporate initiative for the construction of a new hospital in the city of Porto Alegre (RS), in addition to provide support for the construction of a field hospital in Rio de Janeiro (RJ). Among other donations, it supplied fuel to field hospitals and movements for distributing alcohol gel sanitizer to government health departments and hospitals. As well as meals to truckers in different parts of the country. Through the abastece aí app, it offered a discount of 10% on each purchase from the pumps made by professionals in the health sector at service stations in the network.

Extrafarma donated 80 thousand masks and gloves to the state government of Pará and 60 thousand items of hygiene and to ten institutions in the states of Pará, Pernambuco, Bahia and Ceará.

Ultragaz, Ultracargo and Oxiteno also participated in a collective initiative at the Camaçari Petrochemical Complex (BA), which delivered ventilators to the government of Bahia, and Ultracargo and Extrafarma jointly donated 90 thousand pieces of personal protective equipment to the state government of Maranhão.

Brazilian economic background

Since most of our operating businesses are located in Brazil, we are significantly affected by Brazil’s economic and social conditions, including, but not limited to, gross domestic product (“GDP”), growth rates, credit availability and disposable incomes, the domestic rate of inflation and exchange rate fluctuations.

Gross domestic product. In 2016, Brazil’s GDP further contracted 3.3%, reflecting the worsening of the crisis on both political and economic fronts, with a combination of weak economic activity and a deterioration in disposable income and employment rates, thus curbing consumption levels and creating a challenging business environment. However, inflation rates have been gradually declining since the second half of 2016, paving the way for a reduction in basic interest rate (from 14.25% at the end of 2015 to 13.75% at the end of 2016). GDP grew 1.1% in 2017, backed by falling inflation and interest rate (from 13.75% at the end of 2016 to 7.00% at the end of 2017). In 2018, Brazilian GDP grew 1.1%, driven by a recovery in demand, consumption and investment, supported by the resumption of several sectors in the economy, the IPCA index rate below government’s target and the consequent lower level of interest rate (from 7.00% in the end of 2017 to 6.50% in the end of 2018). In 2018, growth was negatively impacted by a nationwide truck drivers’ strike in the second quarter. In 2019, Brazilian GDP grew 1.1% as a result of the gradual recovery of the Brazilian economy due to an increase in consumption and investments, despite continuing high unemployment rate. In 2020, the GDP contracted 4.1% reflecting the worsening of the Brazilian and global macroeconomic scenario as a result of the ongoing COVID-19 pandemic. The SELIC rate started in 2020 at 4.5% and reached 2.0% in June 2020. As of the date of this annual report, the SELIC rate is 2.75%. According to the latest Focus report (Relatório de Mercado Focus) published by the Central Bank on April 26, 2021, the expectations of Brazil’s GDP are currently forecasted to be 3.09% positive as a result of expectations in connection with the economy recovery and the development of the vaccination program against COVID-19. Our operations are significantly impacted by Brazilian GDP growth, especially LPG sales to commercial and industrial customers, diesel sales, Oxiteno’s sales to the domestic market, and Ultracargo’s logistics operations.

Inflation and currency fluctuations. Our cash operating activities are substantially in Reais and tend to increase with inflation. However, some of our costs of sales and services sold are linked to the U.S. dollar and are not substantially affected by the Brazilian inflation rate. In addition, some of our Real-denominated debt is indexed to the rate of inflation. In 2016, the IGP-M and the IPCA index rates were, respectively, 7.2% and 6.3%. In 2016, the Real appreciated 17% against the U.S. dollar. In 2017, the Real depreciated 2% against the U.S. dollar and the IPCA index rate was 2.9%. The IGP-M index rate was -0.5%, the lowest rate since 2009. In 2018, the Real depreciated 17% against the U.S. dollar, pressured by the rise of the interest rate by the Federal Reserve System and the unstable economic political environment in Brazil (Presidential election and discussion on economic reforms). The IGP-M index rate was 7.5%, influenced by global commodities prices and the Real depreciation. The IPCA index rate was 3.7%, impacted by the adjustment of prices, such as food and beverages, fuels and electric energy. In 2019, the Real depreciated 4% against the U.S. dollar in a year marked by (i) worldwide trade tensions headlined by China and the United States, (ii) uncertainties with respect to the Brazilian pension reform, and (iii) the Argentina crisis. Furthermore, the Real depreciation was also a consequence of interest rate cuts by the Central Bank. The IGP-M and IPCA rates closed 2019 at 7.3% and 4.3%, respectively. In 2020, the Real depreciated 29% against the U.S. dollar, mainly due to (i) the impacts of the ongoing COVID-19 pandemic; (ii) reduction of the interest rate in Brazil, (iii) the worsening of the risks in the Brazilian fiscal debt and (iv) the uncertainties in Brazilian political scenario. The IGP-M index was 23.1%, impacted mainly by devaluation of the Real against U.S. dollar that affects directly in the prices of raw material and others industrial inputs. The IPCA index rate closed 2020 at 4.5%.

From January 1, 2021 to April 28, 2021, the Real depreciated 4% against the U.S. dollar, mainly due to the low interest rate environment in Brazil coupled with local and international market conditions, including the economic, political and other impacts of the ongoing COVID-19 pandemic. The main foreign exchange risk we face arises from certain U.S. dollar denominated costs and expenses. Although a substantial part of our debt is dollar-denominated, it is currently hedged against currency devaluation using various derivative instruments or matching assets in the same currency. Additionally, a significant part of our raw materials is also denominated or indexed to the U.S. dollar. A large part of our sales is denominated in Reais, although prices in the chemical business are benchmarked to prices prevailing in the international markets, which in turn are linked to U.S. dollars. Hence, we are exposed to foreign exchange rate risks which could negatively impact our businesses, financial situation and operating results as well as our capacity to service our debt.

The table below shows the inflation rate for the periods indicated, as measured by the IGP-M as well as the devaluation (or appreciation) of the Real against the U.S. dollar.

	Year ended December 31,
Index	2020	2019	2018
IGP-M	23.1%	7.3%	7.5%
IPCA	4.5%	4.3%	3.7%
Devaluation (appreciation) of the Real against the U.S. dollar	28.9%	4.0%	17.1%

We manage foreign exchange risk associated with the scheduled payments under the terms of our U.S. dollar indebtedness by investing in U.S. dollar-denominated securities and foreign currency/interest swap contracts, under which we pay variable interest in Reais based on the DI, and receive fixed interest in U.S. currency. As of December 31, 2020, our total obligations denominated in foreign currency were R$9,879.7 million (US$1,901.2 million), including debts, payables arising from imports and net of advances to foreign suppliers. At the same date, our total asset position in foreign currency was R$8,326.3 million (US$1,602.2 million), comprised of investments indexed to U.S. dollars and hedging instruments used to manage fluctuations of exchange rates and foreign currency receivables exposures. As of December 31, 2020, Ultrapar had a net liability exposure in foreign currency of R$1,553.4 million (US$298.9 million), comprised of a net short term position of R$2,694.7 million (US$518.5 million) and a net long term position of R$4,248.2 million (US$817.5 million), due to the Company’s operations in Brazil. For the purposes of this paragraph, U.S. dollar values were calculated based on the December 31, 2020 Real/U.S. dollar exchange rate. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for information about our foreign exchange risk hedging policy and notes 16 and 33 to our consolidated financial statements.

Financial Guidance for 2021

On February 24, 2021, we announced an EBITDA guidance for 2021 (see our Form 6-K furnished to the SEC on February 24, 2021). Among the main assumptions adopted to formulate the guidance for 2021 were the exchange rate of R$5.30/USD, Brazilian GDP growth of 2.2% and annual inflation of 3.0% (IPCA), defined during the budgeting process of the Company, which was concluded at the end of 2020. These specific assumptions were primary based on reports of specialized consultant firms and the Focus report (Relatório de Mercado Focus) published by the Central Bank of Brazil. In addition, the Company announced that would not use the zero-cost collar structure for Oxiteno in 2021.

The projections were based in information that were available at the time, estimates and assumptions of the Company’s executive board, and did not include the effects of potential acquisitions or divestments. Such estimates are not guarantee of performance and involve risks and uncertainties, since they refer to future events and depend on circumstances which may or may not occur. General economic conditions and market conditions, among other factors, may lead to results which differ materially from the numbers disclosed.

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

We have identified the following accounting policies and disclosures as critical.

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
  Uncertainties related to the assumptions and estimates: The information regarding uncertainties related to the assumptions and estimates are included: in determining the fair value of financial instruments, the determination of the expected losses on doubtful accounts, the determination of provisions for losses of inventories, the estimative of realization of deferred IRPJ and CSLL amounts, the useful lives and discount rate of right to use assets, the useful lives of property, plant, and equipment, the useful lives of intangible assets, and the determination of the recoverable amount of goodwill, provisions for assets retirement obligations, provisions for tax, civil, and labor risks, estimates for the preparation of actuarial reports and the determination of fair value of subscription warrants – indemnification. The actual result of the transactions and information may differ from their estimates.

Expected credit losses. The expected losses take into account, at the initial recognition of the contract, the expected losses for the next 12 months and for the lifetime of the contract when the deterioration or improvement of the customers’ credit quality, considering the customers’ characteristics in each business segment. The amount of the allowance for expected losses on doubtful accounts is deemed by management to be sufficient to cover any probable loss on realization of trade receivables. The credit policy establishes the analysis of the profile of each new customer individually regarding their financial condition. The review carried out by the subsidiaries of the Company includes the evaluation of external ratings, when available, financial statements, credit bureau information, industry information and, when necessary, bank references. Credit limits are established for each customer and reviewed periodically, more often when the risk is higher. In cases of sales that exceed these limits, the approval of the responsible area is required. In monitoring credit risk, customers are grouped according to their credit characteristics and depending on the business the grouping takes into account, for example, whether they are individuals or companies, whether they are wholesalers, resellers or final customers, considering also the geographic area. The expected of credit losses are calculated based on the probability of default rates. Loss rates are calculated on the basis of the average probability of a receivable amount to advance through successive stages of default until full write-off. The probability of default calculation takes into account a credit risk score for each exposure, based on data considered to be capable of foreseeing the risk of loss (external classifications, audited financial statements, cash flow projections, customer information available in the press, for example), with addition of the credit assessment based on experience. Such credit risks are managed by each business unit through specific criteria for acceptance of customers and their credit rating and are additionally mitigated by the diversification of sales. For further information see notes 5 and 33.d.3 to our consolidated financial statements.

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

Right to use assets and lease payable. Right to use assets and lease payable is recognized in the financial position, a right to use assets and the respective lease liabilities initially measured at the present value of future lease payments, considering the related contract costs (see note 13 to our consolidated financial statements). The amortization expenses of right to use assets are recognized in statement of profit or loss over the lease contract term. The liability is increased for interest and decreased by lease payments made. The interests are recognized in the statement of profit or loss using the effective interest rate method. The remeasurement of assets and liabilities based on the contractual index is recognized in the financial position, not having an effect in the result. In case of cancellation of the contract, the assets and respective liabilities are written off to the result. Right to use assets include amounts related to area port leases grants (see note 34.c to our consolidated financial statements).

The Company and its subsidiaries apply the exemptions for recognition of short-term leases of 12 months or less, and leases of low amount assets such. In these cases, the recognition of the lease expense in the statements of profit or loss is on a straight-line basis.

Property, plant and equipment. Property, plant and equipment is recognized at acquisition or construction cost, including financial charges incurred on property, plant and equipment under construction, as well as qualifying maintenance costs resulting from scheduled plant outages and estimated costs to remove, to decommission or to restore assets, less accumulated depreciation and, when applicable, less provision for losses (see notes 2.n and 21 to our consolidated financial statements), less accumulated depreciation and, when applicable, less provision for losses (see note 14 to our consolidated financial statements). Depreciation is calculated using the straight-line method, for the periods mentioned in note 14 to our consolidated financial statements, taking into account the useful lives of the assets, which are reviewed annually. Leasehold improvements are depreciated over the shorter of the lease contract term and useful life of the property. Changes to the useful lives of property, plant and equipment could impact our depreciation expenses and results.

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

The Company and its subsidiaries have goodwill and brands acquired in business combinations, which are evaluated as intangible assets with indefinite useful life (see note 15 to our consolidated financial statements).

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

The evaluation of the value in use is calculated for a period of five years (except the Extrafarma segment), after which we calculate the perpetuity, considering the possibility of carrying the business on indefinitely. For the Extrafarma segment, a period of ten years was used because a four-year period to maturity of new stores was considered.

On December 31, 2020, the discount and real growth rates used to extrapolate the projections ranged from 8.5% to 11.0% and from 0% to 1% p.a., respectively, depending on the CGU analyzed.

No impairment was recognized on December 31, 2020. The goodwill impairment tests and net assets of the Company and its subsidiaries resulted in the recognition of impairment in the amount of R$593 million for subsidiary Extrafarma for the year ended December 31, 2019. See note 2.u to our consolidated financial statements. For the year ended December 31, 2018, the Company recognized an impairment loss in the amount of R$5.6 million for subsidiary Oxiteno Andina.

Changes to the significant assumptions and economic conditions could impact the value in use of the assets and could result in impairment losses and impact our results.

Contractual assets with customers—exclusive rights. Exclusive rights disbursements as provided in Ipiranga’s agreements with reseller service stations and major consumers are recognized as contractual assets when paid and amortized according to the conditions established in the agreements (amortization in weighted average term of five years), being reviewed as changes occur under the terms of the agreements. (see notes 2.a and 11 to our consolidated financial statements). Changes under the terms of the agreements could impact our revenues and results.

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

Subscription warrants – indemnification fair value determination. Subscription warrants are valued at fair value according to Ultrapar’s share price (UGPA3) as of each closing date of financial statements, reduced by the dividend yield, once the subscription warrants’ exercise is only possible from 2020 onward, without dividends rights until then. The number of shares of the subscription warrants – indemnification is also adjusted according to the variation of the amounts of provisions and of tax, civil and labor risks contingent liabilities, in relation to the period before January 31, 2014. For further detail, see notes 24 and 33.j to our consolidated financial statements. Changes to the significant assumptions used to measure to the fair value, including Ultrapar’s share prices, could impact our results.

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
111

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
  The fair value of trade receivables and trade payables are approximate to their carrying values and the Company calculates its fair value through methodologies commonly used in the market.
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

The fair value of other financial investments, financing and leases payable was determined using calculation methodologies commonly used for mark-to-market reporting, which consist of calculating future cash flows associated with each instrument adopted and adjusting them to present value at the market rates at off the date of the reporting period. For some cases where there is no active market for the financial instrument, the Company and its subsidiaries can use quotes provided by the transaction counterparties.

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

Financial liabilities. The financial liabilities include trade payables, loans, financing, debentures, leases payable and derivative financial instruments. Financial liabilities are classified as “financial liabilities at fair value through profit or loss” or “financial liabilities at amortized cost”. The financial liabilities at fair value through profit or loss refer to derivative financial instruments, subscription warrants—indemnification, and financial liabilities designated as hedged items in a fair value hedge relationship upon initial recognition (see note 2.c to our consolidated financial statements). The financial liabilities at amortized cost are stated at the initial transaction amount plus related charges and net of amortization and transaction costs. The charges are recognized in the statement of profit or loss using the effective interest rate method.

Transaction costs incurred and directly attributable to the activities necessary for contracting loans or for issuing bonds, as well as premiums and discounts upon issuance of debentures and other debt, are allocated to the instrument and amortized the statement of to profit or loss over its term, using the effective interest rate method (see note 16.h to our consolidated financial statements).

Changes in the significant assumptions used to measure the fair value of financial assets and liabilities could impact our results.

Post-employment benefits. Our subsidiaries recognized a provision for post-employment benefits mainly related to seniority bonus, payment of FGTS, and health, dental care, and life insurance plan for eligible retirees. The amounts related to such benefits were determined based on a valuation conducted by an independent actuary and reviewed by management as of December 31, 2020 and are recognized in the financial statements in accordance with IAS 19 (Revised 2011). See note 20.b to our consolidated financial statements.

Significant actuarial assumptions adopted include:

Economic factors

	2020	2019
	% per year	% per year
Discount rate for the actuarial obligation at present value	8.22	8.79
Average projected salary growth rate	7.07	7.64
Inflation rate (long term)	3.25	3.80
Growth rate of medical services	7.38	7.95

Demographic factors

  Mortality Table for the life insurance benefit—CSO-80
  Mortality Table for other benefits—AT 2000 Basic decreased by 10%
  Disabled Mortality Table—RRB 1983 and RRB-1944
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

Standards and criteria adopted in preparing the information

The consolidated financial information presented below was prepared based on the consolidated Statements of Financial Position as of December 31, 2020 and 2019, the consolidated Statements of Profit or Loss and Statements of Cash Flows as of and for the years ended December 31, 2020, 2019 and 2018 that derived from our audited consolidated financial statements included in this annual report and prepared in accordance with IFRS. Ultrapar’s financial information is presented on a consolidated basis. Financial information relating to Ultragaz, Ultracargo, Oxiteno, Ipiranga, Extrafarma and abastece aí is presented on an individual basis and does not reflect elimination of intercompany transactions. Accordingly, the sum of individual financial information of Ultrapar’s subsidiaries may not correspond to the consolidated financial information of Ultrapar. See “Presentation of Financial Information”.

Summary of the changes due to IFRS 16

With effect from January 1, 2019, we adopted the IFRS 16 published by IASB – International Accounting Standards Board prospectively.

Summary of the changes due to the segregation of the Holding expenses

We adopted new reporting practices that allocate holding expenses previously recognized by our five businesses segments as Ultrapar's expenses (on an unconsolidated basis).  We believe that such reporting practices provide additional transparency and comparability with peer companies. These holding expenses include those incurred by our main governance bodies (including our Board of Directors, Fiscal Council, advisory committees to the Board of Directors, holding CEO and CFO), in addition to areas that we consider related to a holding-company framework such as investor relations and M&A. The segregation of these expenses was adjusted retroactively to maintain comparability among the results of the Company in 2020, 2019 and 2018.

Results of operations

The following discussion of our results of operations is based on the financial information derived from our consolidated financial statements prepared in accordance with IFRS.

Year ended December 31, 2020 compared to the year ended December 31, 2019.

The following table shows a summary of our results of operations for the years ended December 31, 2020 and 2019:

	Year ended December 31, 2020	% of net revenue from sales and services	Year ended December 31, 2019	% of net revenue from sales and services	Percent change 2020—2019
	(R$ million)
Net revenue from sales and services	81,241.1	100%	89,298.0	100%	-9%
Cost of products and services sold	(75,628.2)	93%	(83,187.1)	93%	-9%
Gross profit	5,612.9	7%	6,110.9	7%	-8%
Selling, marketing, general and administrative expenses	(4,098.4)	5%	(4,366.6)	5%	-6%
Other operating income, net	221.4	0%	179.6	0%	23%
Gain (loss) on disposal of property, plant and equipment and intangibles	76.1	0%	(30.0)	0%	-354%
Impairment of assets	—	0%	(593.3)	1%	na
Operating income before financial income (expenses) and share of profit (loss) of joint-ventures and associates	1,812.1	2%	1,300.6	1%	39%
Net financial expenses	(269.4)	0%	(506.9)	1%	-47%
Income and social contribution taxes	(571.4)	1%	(378.6)	0%	51%
Share of profit (loss) of joint-ventures and associates	(43.6)	0%	(12.1)	0%	259%
Net income	927.7	1%	402.9	0%	130%
Net income attributable to:
Shareholders of Ultrapar	893.4	1%	373.5	0%	139%
Non-controlling shareholders of the subsidiaries	34.3	0%	29.4	0%	17%

Net revenue from sales and services. Ultrapar’s net revenue from sales and services decreased 9%, from R$89,298.0 million in 2019 to R$81,241.1 million in 2020, as further described below. Ultrapar’s net revenue from sales and services generally includes revenues from gas and fuel sales by Ultragaz and Ipiranga, respectively, liquid bulk storage services provided by Ultracargo specialty chemicals sales by Oxiteno and, pharmaceutical products sales by Extrafarma, reduced by sales taxes such as ICMS, PIS and COFINS and by discounts and sales returns.

The following table shows the change in net revenue from sales and services for each of our segments:

	2020	2019	Percent change 2020—2019
	(R$ million)
Ultragaz	7,408.3	7,094.8	4%
Ultracargo	644.2	540.8	19%
Oxiteno	5,210.7	4,254.2	22%
Ipiranga	66,133.0	75,452.5	-12%
Extrafarma	1,988.4	2,060.6	-4%
abastece aí	17.2	—	na

Ultragaz’s net revenue from sales increased by 4%, from R$7,094.8 million in 2019 to R$7,408.3 million in 2020, mainly due to higher sales volume in the period and increases of LPG prices implemented by Petrobras in 2020 (see “Business Overview Overview—Distribution of Liquefied Petroleum Gas—Ultragaz—Prices of LPG"). Ultragaz’s sales volume increased 2% in 2020, from 1,706 thousand of tons in 2019 to 1,732 thousand of tons in 2020, reflecting market growth in the period. In the bottled segment, volumes increased 2%, due to stronger residential consumption driven by restrictions imposed by the pandemic. In the bulk segment, volumes remained stable with higher sales to industry and special gases (propellants), which were partially offset by lower volumes to the commercial and services sectors, most affected by social distancing measures adopted in connection with efforts to contain the spread of COVID-19 pandemic.

Ultracargo’s net revenue from services increased by 19%, from R$540.8 million in 2019 to R$644.2 million in 2020, driven by greater fuel handling in light of expansions and spot operations as well as higher tariffs due to contractual readjustments. The average installed capacity at Ultracargo in 2020 increased 12%, due to expanded tankage capacity at the terminals in Santos and Itaqui in the past 18 months. Consequently, cubic meter sold grew by 14% with greater fuel handling at the two terminals and a higher number of spot operations. Ultracargo ended the year with a market share of product handling of 25.2% versus 23.7% at the end of 2019 according to ABLT, which was in line with the company’s growth plan.

Oxiteno’s net revenue from sales increased by 22%, from R$4,254.2 million in 2019 to R$5,210.7 million in 2020, due to the average devaluation of 31% of the Real (from R$3.95 per US$1.00 in 2019 to R$5.16 per US$1.00 in 2020) coupled with higher sales volumes. This increase was partially offset by a reduction of 6% in average prices in US Dollars following the decline in petrochemical prices in the international market. Sales volume at Oxiteno increased 3% in 2020, from 734 thousand of tons in 2019 to 753 thousand of tons in 2020. Specialty chemicals sales volume increased 6% as a result of increased sales to home and personal care and crop solutions segments in the domestic market, coupled with the increased sales in the United States, due to the ramp-up of the Pasadena plant, and higher exports. Commodity volume sales decreased 10% in 2020 compared with 2019, due to a slowdown in market demand.

Ipiranga’s net revenue from sales decreased by 12%, from R$75,452.5 million in 2019 to R$66,133.0 million in 2020, mainly due to lower sales volume and average fuel price volatility, in particular the fuel price substantial fall between March and April 2020, followed by continuous increases in the subsequent months. Ipiranga’s sales volume fell 9% in 2020 due to the effects of the pandemic which significantly impacted fuel consumption in Brazil, mainly in the second quarter of 2020. This decrease was partially offset by a gradual recovery in demand for the period following the second quarter of 2020. The Otto cycle segment was the mostly affected by the lower demand, with sales volume decreasing 14% in 2020 compared to 2019. Sales volume of diesel decreased 3% in 2020 compared to 2019.

Extrafarma’s net revenue from sales decreased by 4%, from R$2,060.6 million in 2019 to R$1,988.4 million in 2020, due to the reduction of the number of stores of 3% in 2020 as compared to 2019, associated with a more conservative expansion strategy coupled with a rigorous process of closing underperforming units. Approximately 7% of the drugstores located in shopping malls were temporary closed for certain months during 2020, and lower customer flow in the stores resulted mainly from restrictive measures adopted in connection to contain the COVID-19 pandemic spread in the locations where Extrafarma operates. These effects were offset by higher sales from same stores in operation, an increase of 4% in 2020 as compared to 2019, driven by the higher average ticket and by the reinforcing and expansion of sales through the digital channels. Extrafarma opened two new drugstores and closed 13 in 2020, a 3% reduction in the size of the network, which as of December 31, 2020, totaled 405 units. At the end of the year, the stores still ramping up (with up to three years of operations) represented 25% of the network, the result of greater selectivity in expansion and a more rigorous approach to underperforming stores.

abastece aí’s net revenue from sales was R$17.2 million in 2020, mainly linked to Ipiranga gas stations transactions and new partnerships.

Cost of products and services sold. Ultrapar’s cost of products and services sold decreased by 9%, from R$83,187.1 million in 2019 to R$75,628.2 million in 2020, as further detailed below. Ultrapar main costs of products and services sold are related to the purchase of goods for resale, including diesel, gasoline and ethanol for Ipiranga, LPG for Ultragaz and pharmaceutical products for Extrafarma, and raw material, substantially the ethylene for Oxiteno, and depreciation and amortization.

The following table shows the change in cost of products and services sold for each of our segments:

	2020	2019	Percent change 2020—2019
	(R$ million)
Ultragaz	6,310.2	6,105.0	3%
Ultracargo	270.0	261.0	3%
Oxiteno	4,188.7	3,537.6	18%
Ipiranga	63,609.9	71,962.7	-12%
Extrafarma	1,399.1	1,462.3	-4%
abastece aí	—	—	na

Ultragaz’s cost of goods sold increased by 3%, from R$6,105.0 million in 2019 to R$6,310.2 million in 2020, due to the increases of LPG prices implemented Petrobras in 2020 (see "Business Overview—Distribution of Liquefied Petroleum Gas—Ultragaz—Prices of LPG"), in addition to higher freight costs associated with sourcing LPG from more distant supply bases, as under our LPG supply agreement with Petrobras we are responsible for freight costs and Petrobras may supply LPG through various hubs, not necessarily close to our facilities.

Ultracargo’s cost of services sold increased by 3%, from R$261.0 million in 2019 to R$270.0 million in 2020, due to the increase in tankage capacity between the periods. The cost of services provided per cubic meter sold posted a decrease of 9%, reflecting gains in productivity at the terminals.

Oxiteno’s cost of goods sold increased by 18%, from R$3,537.6 million in 2019 to R$4,188.7 million in 2020, due to the average devaluation of 31% in the Real (R$1.21/US$) and to higher sales volume. This increase was partially offset by a reduction of 12% in average unit costs in US Dollars due to the decline in petrochemical prices in the international market.

Ipiranga’s cost of goods sold decreased by 12%, from R$71,962.7 million in 2019 to R$63,609.9 million in 2020, in line with the reduction in sales volume described above.

Extrafarma’s cost of goods sold decreased by 4%, from R$1,462.3 million in 2019 to R$1,399.1 million in 2020, largely due to lower sales in the period, partially offset by the annual price adjustment of 4% implemented in June 2020.

Gross profit. For the reasons described above, Ultrapar’s gross profit decreased by 8%, from R$6,110.9 million in 2019 to R$5,612.9 million in 2020, mainly as a result of decreased gross profit in Ipiranga. Ipiranga’s gross profit decreased by 28%, from R$3,489.7 million in 2019 to R$2,523.2 million in 2020. Ultragaz’s gross profit increased by 11%, from R$989.9 million in 2019 to R$1,098.2 million in 2020. Ultracargo’s gross profit increased by 34%, from R$279.7 million in 2019 to R$374.2 million in 2020. Oxiteno’s gross profit increased by 43%, from R$716.7 million in 2019 to R$1,022.0 million in 2020. Extrafarma’s gross profit decreased by 1%, from R$598.3 million in 2019 to R$589.3 million in 2020. abastece aí’s gross profit was R$17.2 million in 2020.

Selling, marketing, general and administrative expenses. Ultrapar’s selling, marketing, general and administrative (“SG&A”) expenses generally include personnel, freight, marketing and depreciation and amortization expenses. Ultrapar’s SG&A expenses decreased by 6%, from R$4,366.6 million in 2019 to R$4,098.4 million in 2020.

The following table shows the changes in SG&A expenses for each of our segments:

	2020	2019	Percent change 2020—2019
	(R$ million)
Ultragaz	620.2	636.5	-3%
Ultracargo	129.9	133.4	-3%
Oxiteno	819.6	724.2	13%
Ipiranga	1,730.9	2,002.1	-14%
Extrafarma	653.6	738.5	-11%
abastece aí	47.1	—	na

Ultragaz’s SG&A expenses decreased by 3%, from R$636.5 million in 2019 to R$620.2 million in 2020, as a result of several initiatives implemented for reducing expenses, particularly in the payroll line, in addition to lower expenses with materials and provisions for doubtful accounts. This was partially offset by the increase in freight expenditures as a result of higher volume and inflation rate in the period together with higher fees for consultancies hired to improve operational efficiency.

Ultracargo’s SG&A expenses decreased by 3%, from R$133.4 million in 2019 to R$129.9 million in 2020, due to lower payroll expenses, albeit attenuated by higher expenditures with IT systems for strengthening the technological platform and conceptual engineering projects for expansion studies.

Oxiteno’s SG&A expenses increased by 13%, from R$724.2 million in 2019 to R$819.6 million in 2020, a result of higher freight charges (greater volume and the currency translation effect on international freight charges), the effect of foreign currency exchange rates variation on expenses at the international units and higher amortizations of software, attenuated by lower payroll expenses and initiatives taken to cut expenses, such as reduction of expenses related to business travelling, training, consulting, marketing, among other expenses.

Ipiranga’s SG&A expenses decreased by 14%, from R$2,002.1 million in 2019 to R$1,730.9 million in 2020, mainly due to the reduction in payroll and freight (lower sales volume) in addition to lower provisions for doubtful accounts and costs controls on various fronts, such as freight, payroll and marketing expenses.

Extrafarma’s SG&A expenses decreased by 11%, from R$738.5 million in 2019 to R$653.6 million in 2020, reflecting the reduction in the number of stores and initiatives taken to contain expenditures, productivity gains and logistics optimization, such as the opening of strategic located distribution centers, closing stores in less representative locations, renegotiation of lease agreements, among other initiatives.

abastece aí’s SG&A expenses were R$47.1 million in 2020, mainly due to payroll, technology and marketing expenses for structuring and growth of the business.

Income (expense) from disposal of assets. Ultrapar’s expense from disposal of assets increased from a net expense of R$30.0 million in 2019 to a net income of R$76.1 million in 2020, as is due principally to the sale of real estate at Ipiranga in 2020, and the closure of underperforming stores at Extrafarma and the writing off of Oxiteno Andina assets, both in 2019. The sale of Ipiranga's real estate properties are part of the company's business strategy to optimize employed capital when certain real estate properties value is higher than its respective value as an operational asset for the company.

Impairment of assets. Impairment of assets varied from R$593.3 million in 2019 to zero in 2020. In 2019 there was an impairment of goodwill related to Extrafarma segment, with no cash effect, as a consequence of the worse than expected results as compared to the original business plan. In 2020, Ultrapar and its subsidiaries, including Extrafarma ran their impairment tests and no further impairment adjustments were required.

 Other operating income, net. Other operating income, net increased by 23%, from R$179.6 million in 2019 to R$221.4 million in 2020, reflecting tax credits at Oxiteno and Ultracargo in 2020, partially compensated by the appropriation of costs in the total amount of R$124.0 million, with respect to Renovabio targets at Ipiranga also in 2020, tax credits at Extrafarma in 2019, and the recognition in 2019 of a R$65.5 million provision for the payment of the Conduct Adjustment Agreement (“TAC”) at Ultracargo, signed with the Public Prosecutor’s Office, relating to the implementation of actions to offset the impacts caused to the Santos estuary following the fire at the Ultracargo terminal in 2015 (see “Item 4.A. Information on the Company—History and Development of the Company—Ultracargo —Fire at storage facilities in Santos”).

Operating income before financial income (expenses) and share of profit of joint-ventures and associates. For the reasons described above, Ultrapar’s operating income before financial income (expenses) and share of profit of joint-ventures and associates increased by 39%, from R$1,300.6 million in 2019 to R$1,812.1 million in 2020, as a result of the increased operating income before financial income (expenses) and share of profit of joint-ventures and associates in Ultragaz, Ultracargo, Oxiteno and Extrafarma. Ultragaz’s operating income before financial income (expenses) and share of profit of associates increased by 34%, from R$369.0 million in 2019 to R$494.2 million in 2020. Ultracargo’s operating income before financial income (expenses) and share of profit of joint-ventures and associates increased by 203%, from R$83.2 million in 2019 to R$251.8 million in 2020. Oxiteno’s operating income before financial income (expenses) and share of profit of associates increased from a loss of R$12.8 million in 2019 to an operating income of R$355.9 million in 2020. Ipiranga’s operating income before financial income (expenses) and share of profit of joint-ventures and associates decreased by 45%, from R$1,674.4 million in 2019 to R$915.4 million in 2020. Extrafarma’s operating income before financial income (expenses) and share of profit of joint-ventures and associates increased by 90%, from operating loss of R$720.3 million in 2019 to an operating loss of R$69.7 million in 2020. abastece aí’s operating income before financial income (expenses) and share of profit of joint-ventures and associates was R$29.0 million negative in 2020.

Net financial expenses. Net financial expenses include mainly income and expenses from interest on financial investments and financing and exchange rate variation. Ultrapar’s net financial expenses decreased by 47%, from R$506.9 million in 2019 to R$269.4 million in 2020, due to mainly to the appropriation of interest on extemporaneous tax credits in the amount of R$238.3 million in 2020.

Income and social contribution taxes. Ultrapar’s income and social contribution taxes, net of benefits from income tax exemptions, increased by 51%, from R$378.6 million in 2019 to R$571.4 million in 2020.

Net income for the year. Ultrapar’s net income increased by 130%, from R$402.9 million in 2019 to R$927.7 million in 2020, mainly due to the impairment of R$593.3 million at Extrafarma in 2019 and lower financial expenses in 2020, partially offset by lower EBITDA and higher taxes in 2020.

Adjusted EBITDA. Ultrapar’s Adjusted EBITDA increased 24%, from R$2,800.3 million in 2019 to R$3,478.5 million in 2020, as a result of higher EBITDA in Ultragaz, Ultracargo, Oxiteno and Extrafarma.

The purpose of including EBITDA and Adjusted EBITDA information is to provide a measure used by management for internal assessment of our operating results, and because part of our employee profit sharing plan is linked directly or indirectly to EBITDA and Adjusted EBITDA performance. It is also a financial indicator widely used by investors and analysts to measure our ability to generate cash from operations and our operating performance. We also calculate EBITDA and Adjusted EBITDA in connection with covenants related to some of our financing, as described in note 16 to our consolidated financial statements. We believe EBITDA and Adjusted EBITDA allow a better understanding not only of our financial performance but also of our capacity of meeting the payment of interest and principal from our debt and of obtaining resources for our investments and working capital. Our definition of EBITDA and Adjusted EBITDA may differ from, and, therefore, may not be comparable with similarly titled measures used by other companies, thereby limiting its usefulness as a comparative measure. Because EBITDA and Adjusted EBITDA exclude net financial expense (income), income and social contribution taxes, depreciation and amortization (and, in the case of Adjusted EBITDA, also excludes cash flow hedge from bonds and amortization of contractual assets with customers—exclusive rights), they provide an indicator of general economic performance that is not affected by debt restructurings, fluctuations in interest rates or changes in income and social contribution taxes, depreciation and amortization. EBITDA and Adjusted EBITDA are not measures of financial performance under IFRS and should not be considered in isolation, or as substitutes for net income, as measures of operating performance, as substitutes for cash flows from operations or as measures of liquidity. EBITDA and Adjusted EBITDA have material limitations that impair their value as a measure of a company’s overall profitability since they do not address certain ongoing costs of our businesses that could significantly affect profitability such as financial expense (income), income and social contribution taxes, depreciation and amortization, (and in the case of Adjusted EBITDA, also excludes cash flow hedge from bonds and amortization of contractual assets with customers—exclusive rights).

The reconciliation of the EBITDA and Adjusted EBITDA starting from the net income is presented below:

R$ million	2020	2019
Net income for the year	927.7	402.9
(+) Income and social contribution taxes	571.4	378.6
(+) Net financial expenses	269.4	506.9
(+) Depreciation and amortization	938.8	844.6
(+) Amortization of right-of-use assets	328.3	300.1
EBITDA(1)	3,035.6	2,433.1
Adjustments
(+) Cash flow hedge from bonds (Oxiteno)	153.5	11.9
(+) Amortization of contractual assets with customers – exclusive rights (Ipiranga and Ultragaz)(2)	289.4	355.2
Adjusted EBITDA(1)	3,478.5	2,800.3

(1)  See footnote 5 under “Item 3.A. Key Information—Selected Consolidated Financial Data” for a more complete discussion of EBITDA, Adjusted EBITDA and its reconciliation to information in our financial statements.

(2)  See footnote 4 under “Item 3.A. Key Information—Selected Consolidated Financial Data”.

The following table shows the changes in Adjusted EBITDA for Ipiranga, Oxiteno and Ultragaz and EBITDA for Ultracargo, Extrafarma and abastece aí:

	2020	2019	Percent change 2020—2019
	(R$ million)
Ultragaz	729.1	586.7	24%
Ultracargo	337.5	164.8	105%
Oxiteno	784.8	221.6	254%
Ipiranga	1,693.9	2,486.6	-32%
Extrafarma	84.2	(565.9)	na
abastece aí	(24.9)	—	na

Ultragaz’s Adjusted EBITDA amounted to a record of R$729.1 million in 2020, 24% higher than 2019, mainly due to higher sales volume, greater efficiency and a reduction in expenses, as described in the comments above.

Ultracargo’s EBITDA totaled a record of R$337.5 million in 2020, an increase of 105% compared to 2019, due mainly to the (i) result of expansions in capacity and efficiency gains at the terminals, contractual readjustments and productivity gains; (ii) provision made in 2019 for the payment of the TAC in the amount of R$65.5 million (see “Item 4.A. Information on the Company—History and Development of the Company—Ultracargo —Fire at storage facilities in Santos”) and (iii) extraordinary PIS/Cofins tax credits of R$11.7 million in 2020.

Oxiteno’s Adjusted EBITDA amounted to a record of R$784.8 million in 2020, an increase of 254% compared to 2019, largely explained by (i) the constitution of extraordinary tax credits in 2020, (ii) a greater sales volume, (iii) improvement in contribution margins in US Dollars, (iv) ramp-up of the Pasadena plant in the United States, (v) average devaluation of 31% on the Real (R$1.21/US$), and (vi) writing off of Oxiteno Andina’s assets of R$14.0 million in 2019.

Ipiranga reported an Adjusted EBITDA of R$1,693.9 million in 2020, a decrease of 32% compared to 2019, mainly the result of lower sales volume and narrower margins, worsened by the volatility in fuel prices as well as the variation in other operational results. These effects were partially offset by initiatives for controlling costs and higher results from the disposal of property.

Extrafarma reported an EBITDA of R$84.2 million in 2020 compared to R$565.9 million negative in 2019, mainly because of the (i) impairment of goodwill in its acquisition in 2019 (see notes 2.u and 15.a to our consolidated financial statements), (ii) closure of underperforming stores, (iii) greater profitability from the existing network, (iv) better margins and (v) initiatives for improving productivity and reducing expenses.

abastece aí reported an EBITDA of R$24.9 million negative in 2020, due to payroll, technology and marketing expenses for structuring and growth of the business.

For a reconciliation of our Adjusted EBITDA, the Adjusted EBITDA of Ultragaz, Oxiteno and Ipiranga and the EBITDA of Ultracargo, Extrafarma and abastece aí to information in our financial statements, see footnote 5 under “Item 3.A. Key Information—Selected Consolidated Financial Data”.

Year ended December 31, 2019 compared to the year ended December 31, 2018.

The following table shows a summary of our results of operations for the years ended December 31, 2019 and 2018:

	Year ended December 31, 2019	% of net revenue from sales and services	Year ended December 31, 2018	% of net revenue from sales and services	Percent change 2019—2018
	(R$ million)
Net revenue from sales and services	89,298.0	100%	90,698.0	100%	-2%
Cost of products and services sold	(83,187.1)	93%	(84,537.4)	93%	-2%
Gross profit	6,110.9	7%	6,160.6	7%	-1%
Selling, marketing, general and administrative expenses	(4,366.6)	5%	(4,296.7)	5%	2%
Other operating income, net	179.6	0%	57.5	0%	212%
Gain (loss) on disposal of property, plant and equipment and intangibles	(30.0)	0%	(22.1)	0%	36%
Impairment of assets	(593.3)	1%	—	—	na
Operating income before financial income (expenses) and share of profit (loss) of joint-ventures and associates	1,300.6	1%	1,899.4	2%	-32%
Net financial expenses	(506.9)	1%	(113.5)	0%	346%
Income and social contribution taxes	(378.6)	0%	(638.7)	1%	-41%
Share of profit (loss) of joint-ventures and associates	(12.1)	0%	(14.8)	0%	-18%
Net income	402.9	0%	1,132.3	1%	-64%
Net income attributable to:
Shareholders of Ultrapar	373.5	0%	1,150.4	1%	-68%
Non-controlling shareholders of the subsidiaries	29.4	0%	(18.1)	0%	-263%

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

The following table shows the change in net revenue from sales and services for each of our segments:

	2019	2018	Percent change 2019—2018
	(R$ million)
Ultragaz	7,094.8	7,043.2	1%
Ultracargo	540.8	493.6	10%
Oxiteno	4,254.2	4,748.4	-10%
Ipiranga	75,452.5	76,473.4	-1%
Extrafarma	2,060.6	2,028.0	2%

Ultragaz’s net revenue from sales increased by 1%, from R$7,043.2 million in 2018 to R$7,094.8 million in 2019, mainly due to readjustments in bottled and bulk LPG costs in the refineries (see “Item 4.B. Information on the Company—Business Overview—Distribution of Liquefied Petroleum Gas—Ultragaz—Supply of LPG”) and Ultragaz’s differentiation and innovation strategy supporting Ultragaz’s existing market position. Ultragaz’s sales volume decreased by 1%, mainly due to the temporary interruption of LPG supply at some refineries in the first half of the year and the market contraction in 2019. While volume declined 2% in the bottled LPG category, the bulk category posted an increase of 1%, principally as a result of stronger special gases (propellants) sales to the industrial sector.

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

Oxiteno’s net revenue from sales decreased by 10%, from R$4,748.4 million in 2018 to R$4,254.2 million in 2019, largely due to a 13% decline in the average price of our products in U.S. dollars, in line with the year-over-year decrease in the cost of raw materials, and lower sales volume. These factors were partially offset by an increase of 8% in the average Real/U.S. dollar exchange rate (from R$3.65 per US$1.00 in 2018 to R$3.95 per US$1.00 in 2019). Sales volume at Oxiteno decreased 5% in 2019, with lower sales both in specialty chemicals and commodities. Specialty chemicals sales volume decreased 4% with lower sales across various segments due to the modest performance of the economy in Oxiteno’s Latin American markets, in addition to a decrease in exports. Commodity sales volume was 7% lower in 2019 compared with 2018, as a result of above average commodity sales by Oxiteno in 2018.

Ipiranga’s net revenue from sales decreased by 1%, from R$76,473.4 million in 2018 to R$75,452.5 million in 2019, mainly due to lower sales volume (as described below) and movements in the average costs of diesel and gasoline. Ipiranga’s sales volume fell 1% in 2019, reflecting greater competition in the market, especially in the large customers segment, with a decline in diesel volumes of 4%, partially offset by an increase of 3% in sales volume of gasoline, ethanol and natural gas for light vehicles (Otto cycle). Ethanol sales volume recorded growth of 14%, while gasoline volumes decreased 3%.

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

The following table shows the change in cost of products and services sold for each of our segments:

	2019	2018	Percent change 2019—2018
	(R$ million)
Ultragaz	6,105.0	6,153.0	-1%
Ultracargo	261.0	245.1	7%
Oxiteno	3,537.6	3,757.7	-6%
Ipiranga	71,962.7	73,053.2	-1%
Extrafarma	1,462.3	1,421.1	3%

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

The following table shows the changes in SG&A expenses for each of our segments:

	2019	2018¹	Percent change 2019—2018
	(R$ million)
Ultragaz	636.5	558.7	14%
Ultracargo	133.4	111.9	19%
Oxiteno	724.2	720.7	0%
Ipiranga	2,002.1	2,084.8	-4%
Extrafarma	738.5	712.2	4%

¹ In order to maintain comparability of information, we have revised retroactively the criteria for allocation of expenses between the businesses and the Holding. The new form of report for the Holding’s expenses aggregates areas which have been separated from the business segments for greater transparency with respect to expenses as well as better comparability among peer companies.

Ultragaz’s SG&A expenses increased by 14%, from R$558.7 million in 2018 to R$636.5 million in 2019, due to higher provisions for losses on doubtful accounts in 2019 compared to a reversal in 2018, both of them related to the portfolio risk analysis, and higher freight expenses, partially offset by IFRS 16 impacts.

Ultracargo’s SG&A expenses increased by 19%, from R$111.9 million in 2018 to R$133.4 million in 2019, mainly due to higher expenses with the startup of the expanded operations of the Santos and the Itaqui terminals, and the non-recurring effect of a reimbursement in 2018 of a port management fee in the amount of R$7.7 million related to previous fiscal years that was incorrectly charged by the competent authorities.

Oxiteno’s SG&A expenses remained stable, from R$720.7 million in 2018 to R$724.2 million in 2019, due to (i) lower payroll expenses; (ii) lower international freight charges in line with the decline in volumes in the period; and (iii) IFRS 16 impacts, offset by the effect of the 8% devaluation of the Real relative to the U.S dollar on expenses with international operations.

Ipiranga’s SG&A expenses decreased by 4%, from R$2,084.8 million in 2018 to R$2,002.1 million in 2019, due mainly to (i) management initiatives to reduce costs and expenses, notably freight, provisioning for losses on doubtful accounts and marketing programs; (ii) lower expenses at Iconic; and (iii) IFRS 16 impacts.

Extrafarma’s SG&A expenses increased by 4%, from R$712.2 million in 2018 to R$738.5 million in 2019, reflecting higher levels of depreciation, as a result of investments made in recent years, and the cost of closing underperforming stores, partially offset by IFRS 16 impacts.

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

Operating income before financial income (expenses) and share of profit of joint-ventures and associates¹. For the reasons described above, Ultrapar’s operating income before financial income (expenses) and share of profit of joint-ventures and associates decreased by 32%, from R$1,899.4 million in 2018 to R$1,300.6 million in 2019, as a result of the decreased operating income before financial income (expenses) and share of profit of joint-ventures and associates in Oxiteno, Ultracargo and Extrafarma. Ultragaz’s operating income before financial income (expenses) and share of profit of associates increased by 602%, from R$52.6 million in 2018 to R$369.0 million in 2019. Ultracargo’s operating income before financial income (expenses) and share of profit of joint-ventures and associates decreased by 36%, from R$129.5 million in 2018 to R$83.2 million in 2019. Oxiteno’s operating income before financial income (expenses) and share of profit of associates decreased by 103%, from R$471.9 million in 2018 to an operating loss of R$12.8 million in 2019. Ipiranga’s operating income before financial income (expenses) and share of profit of joint-ventures and associates increased by 15%, from R$1,461.5 million in 2018 to R$1,674.4 million in 2019. Extrafarma’s operating income before financial income (expenses) and share of profit of joint-ventures and associates decreased by 533%, from an operating loss of R$113.8 million in 2018 to an operating loss of R$720.3 million in 2019.

¹ In order to maintain comparability of information, we have revised retroactively the criteria for allocation of expenses between the businesses and the Holding for 2018. The new form of report for the Holding’s expenses aggregates areas which have been separated from the business segments for greater transparency with respect to expenses as well as better comparability among peer companies.

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

The purpose of including EBITDA and Adjusted EBITDA information is to provide a measure used by management for internal assessment of our operating results, and because part of our employee profit sharing plan is linked directly or indirectly to EBITDA and Adjusted EBITDA performance. It is also a financial indicator widely used by investors and analysts to measure our ability to generate cash from operations and our operating performance. We also calculate EBITDA and Adjusted EBITDA in connection with covenants related to some of our financing, as described in note 16 to our consolidated financial statements. We believe EBITDA and Adjusted EBITDA allow a better understanding not only of our financial performance but also of our capacity of meeting the payment of interest and principal from our debt and of obtaining resources for our investments and working capital. Our definition of EBITDA and Adjusted EBITDA may differ from, and, therefore, may not be comparable with similarly titled measures used by other companies, thereby limiting its usefulness as a comparative measure. Because EBITDA and Adjusted EBITDA exclude net financial expense (income), income and social contribution taxes, depreciation and amortization (and, in the case of Adjusted EBITDA, also excludes cash flow hedge from bonds and amortization of contractual assets with customers—exclusive rights), they provide an indicator of general economic performance that is not affected by debt restructurings, fluctuations in interest rates or changes in income and social contribution taxes, depreciation and amortization. EBITDA and Adjusted EBITDA are not measures of financial performance under IFRS and should not be considered in isolation, or as substitutes for net income, as measures of operating performance, as substitutes for cash flows from operations or as measures of liquidity. EBITDA and Adjusted EBITDA have material limitations that impair their value as a measure of a company’s overall profitability since they do not address certain ongoing costs of our businesses that could significantly affect profitability such as financial expense (income), income and social contribution taxes, depreciation and amortization, (and in the case of Adjusted EBITDA, also excludes cash flow hedge from bonds and amortization of contractual assets with customers—exclusive rights).

The reconciliation of the EBITDA and Adjusted EBITDA starting from the net income is presented below:

R$ million	2019	2018
Net income for the year	402.9	1,132.3
(+) Income and social contribution taxes	378.6	638.7
(+) Net financial expenses	506.9	113.5
(+) Depreciation and amortization	844.6	812.5
(+) Amortization of right-of-use assets	300.1	—
EBITDA(1)	2,433.1	2,697.1
Adjustments
(+) Cash flow hedge from bonds (Oxiteno)	11.9	—
(+) Amortization of contractual assets with customers – exclusive rights (Ipiranga and Ultragaz)(2)	355.2	371.8
Adjusted EBITDA(1)	2,800.3	3,068.9

(1)  See footnote 5 under “Item 3.A. Key Information—Selected Consolidated Financial Data” for a more complete discussion of EBITDA, Adjusted EBITDA and its reconciliation to information in our financial statements.

(2)  See footnote 4 under “Item 3.A. Key Information—Selected Consolidated Financial Data”.

The following table shows the changes in Adjusted EBITDA for Ipiranga, Oxiteno and Ultragaz and EBITDA for Ultracargo and Extrafarma:

	2019	2018¹	Percent change 2019—2018
	(R$ million)
Ultragaz	586.7	275.1	113%
Ultracargo	164.8	183.3	-10%
Oxiteno	221.6	640.2	-65%
Ipiranga	2,486.6	2,117.3	17%
Extrafarma	(565.9)	(42.2)	na

¹ In order to maintain comparability of information, we have revised retroactively the criteria for allocation of expenses between the businesses and the Holding. The new form of report for the Holding’s expenses aggregates areas which have been separated from the business segments for greater transparency with respect to expenses as well as better comparability among peer companies.

Ultragaz’s Adjusted EBITDA totaled R$586.7 million in 2019, 113% higher than 2018, due to (i) payment of the break-up fee of R$286.2 million which was paid to Petrobras on March 13, 2018 as a result of CADE’s decision to block the acquisition of Liquigás, with no corresponding expense in 2019; (ii) higher margins; and (iii) IFRS 16 impacts, partially offset by lower sales volume and an increase in expenses.

Ultracargo’s EBITDA totaled R$164.8 million in 2019, a decrease of 10% compared to 2018, due mainly to the provision for the payment of the TAC in 2019 in the amount of R$65.5 million (see “Item 4.A. Information on the Company—History and Development of the Company—Ultracargo —Fire at storage facilities in Santos”) and higher non-recurring expenses with the startup of the expanded operations of the Santos and the Itaqui terminals. These factors were partially offset by an increase in handling activity and IFRS 16 impacts.

Oxiteno reported an Adjusted EBITDA of R$221.6 million in 2019, a decrease of 65% compared to 2018, largely explained by the constitution of extraordinary tax credits in 2018, lower sales volume and a decline in the average price of our products in U.S. These factors were partially offset by the effect of the 8% devaluation of the Real relative to the U.S dollar on expenses with international operations, and IFRS 16 impacts.

Ipiranga reported an Adjusted EBITDA of R$2,486.6 million in 2019, a 17% increase compared to 2018, due mainly to (i) the reduction in expenses mentioned above; (ii) extraordinary tax credits; and (iii) IFRS 16 impacts, partially offset by lower sales volume.

Extrafarma reported an EBITDA of R$565.9 million negative in 2019 compared with R$42.2 million negative in 2018, mainly because of the impairment of goodwill in its acquisition (see notes 2.u and 15.a to our consolidated financial statements), the closure of underperforming stores and the competitive environment. These factors were partially offset by (i) the effects related to the stabilization of the new retailing system in 2018; (ii) extraordinary tax credits in 2019; and (iii) IFRS 16 impacts.

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

Sources and uses of funds. Net cash provided by operating activities was R$3,138.1 million, R$2,924.9 million, and $2,889.0 million in 2020, 2019 and 2018, respectively. In 2020, net cash provided by operating activities was R$213.3 million higher than that of 2019 (7.3% increase). In 2019, net cash provided by operating activities was R$35.9 million higher than that of 2018 (1.2% increase) despite the 64% reduction observed in net income. In 2020, 2019 and 2018, the Company invested R$356.0 million, R$330.1 million and R$390.2 million, respectively, in contractual assets with customers—exclusive rights.

In 2020, net cash used in investing activities was R$2,136.4 million, of which R$1,116.8 million in financial investments net of redemptions and R$990.8 million in additions to property, plant and equipment and intangible assets, net of disposals, an increase of R$301.1 million compared to 2019. In 2019, net cash used in investing activities was R$1,835.3 million, of which R$555.4 million in financial investments net of redemptions and R$1,132.8 million in additions to property, plant and equipment and intangible assets, net of disposals, a decrease of R$1,342.3 million compared to 2018. Net cash used in investing activities was R$3,177.6 million in 2018, of which R$1,669.9 million in financial investments net of redemptions and R$1,377.3 million in additions to property, plant and equipment and intangible assets, net of disposals.

Net cash from financing activities totaled a cash usage of R$592.3 million, R$2,922.2 million and R$801.0 million for 2020, 2019 and 2018, respectively. In 2020, cash flow used in financing activities decreased R$2,329.9 million compared to 2019, mainly due to an increase in proceeds from new financings and lower interest payment. In 2019, cash flow used in financing activities increased R$2,121.2 million compared to 2018, mainly due to a decrease in proceeds from new financings and higher interest paid in loans and debentures. In 2018, cash flow from financing activities increased R$1,141.4 million compared to 2017, mainly due to higher amortization of debt.

Accordingly, cash and cash equivalents totaled R$2,661.5 million, R$2,115.4 million and R$3,939.0 million in 2020, 2019 and 2018, respectively.

We believe we have sufficient liquidity to meet our current needs for a period of 12 months. We had R$7,694.8 million in cash, cash equivalents and short-term investments as of December 31, 2020. The gross indebtedness due from January 1 to December 31, 2021 totaled R$3,620.6 million, including estimated interest payments on loans, as of December 31, 2020. See “Item 5.F.–Operating and Financial Review and Prospects–Tabular Disclosure of Contractual Obligations”.

We anticipate that we will spend approximately R$15.2 billion in the next five years to meet long-term contractual obligations described in the Tabular Disclosure of Contractual Obligations and for the original 2021 budgeted capital expenditures. We expect to meet these cash requirements through a combination of cash generated from operating activities and cash generated by financing activities, including new debt financing and the refinancing of some of our indebtedness as it becomes due.

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

Indebtedness

As of December 31, 2020, our consolidated short and long-term debt was as follows:

Indebtedness	Currency	Interest rate(1)	Principal amount of outstanding and accrued interest through December 31,
			2020	2019
			(in millions of Reais)
Foreign currency – denominated loans:
Notes in the foreign market	US$	5.3%	7,267.7	4,213.7
Foreign loan	US$	3.9%	1,047.6	1,057.4
Financial institutions	US$	LIBOR(2) + 1.4%	312.2	604.7
Foreign loan	US$	LIBOR(2) + 1.0%	261.3	608.7
Financial institutions	US$	2.5%	154.8	132.4
Advances on foreign exchange contracts	US$	3.7%	105.6	—
Financial institutions	MX$(3)	8.4%	39.4	41.2
Foreign loan	US$		—	243.8
BNDES	US$		—	0.2

Reais – denominated loans:
Debentures – CRA – 5th, 7th and 8th issuances IPP	R$	95.8% of DI	2,037.6	2,036.6
Debentures – 6th issuance	R$	105.3% of DI	1,734.1	1,752.1
Debentures – 4th and 6th public issuances IPP	R$	105.0% of DI	1,679.0	1,868.6
Promissory Notes – 2nd issuance	R$	DI + 3.1%	1,038.5	—
Debentures – CRA – 5th, 7th and 8th issuances IPP	R$	IPCA(4) + 4.6%	1,000.8	941.6
Banco do Brasil – floating rate	R$	110.9% of DI	407.4	611.3
Debentures – 1st public issuances Tequimar	R$	6,5%	92.5	89.3
Bank Credit Bill	R$	DI + 3.5%	50.7	—
FINEP – Research and Projects Financing	R$	TJLP(5) + 1.6%	29.8	41.3
BNDES	R$	TJLP	—	62.6
BNDES	R$	SELIC(6)	—	30.4
FINEP—Research and Projects Financing	R$		—	12.8
Banco do Nordeste do Brasil(7)	R$		—	10.0
BNDES	R$		—	3.9
FINAME – Financing for Machines and Equipment	R$	TJLP	—	0.0

Total loans			17,259.1	14,362.7
Unrealized losses on swaps transactions			117.2	30.0
Total			17,376.2	14,392.7

(1)  Interest rate as of December 31, 2020.

(2)  LIBOR = London Interbank Offered Rate.

(3)  MX$ = Mexican peso and TIIE = the Mexican interbank balance interest rate.

(4)  IPCA = Brazilian National Wide Consumer Price Index.

(5)  TJLP (Long-Term Interest Rate) = set by the National Monetary Council, TJLP is the basic financing cost of BNDES for agreements entered into before 2020. On December 31, 2020, TJLP was fixed at 4.55% p.a.

(6)  SELIC = Brazilian base interest rate.

(7)  Contract linked to the FNE (Northeast Constitutional Financing Fund) rate, as managed by Banco do Nordeste do Brasil, the purpose of which is to promote the development of the industrial sector. On December 31, 2020, the FNE interest rate was 10% p.a. FNE grants a 15% interest rate discount for timely payments.

 Our consolidated debt as of December 31, 2020 had the following maturity schedule:

Maturity	Amount
(in millions of Reais)
January 1, 2021 to December 31, 2021	3,255.9
January 1, 2022 to December 31, 2022	2,702.6
January 1, 2023 to December 31, 2023	3,091.6
January 1, 2024 to December 31, 2024	784.8
January 1, 2025 to December 31, 2025	231.3
2025 thereafter	7,310.0
Total	17,376.2

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

The financings are secured by collateral in the amount of R$75.3 million as of December 31, 2020 (R$73.5 million as of December 31, 2019) and guaranteed by corporate guarantees and promissory notes in the amount of R$13,758.0 million as of December 31, 2020 (R$11,833.3 million as of December 31, 2019). As of December 31, 2020, and 2019, the Company did not have guarantees related to raw materials imported by the subsidiary IPP.

Some subsidiaries issued collateral to financial institutions in connection with the amounts owed by some of their customers to such institutions (vendor financing). If a subsidiary is required to make any payment under this collateral, this subsidiary may recover the amount paid directly from its customers through commercial collection. The maximum amount of future payments related to this collateral is R$330.9 million as of December 31, 2020 with maturities of less than 46 months. As of December 31, 2020, Ultrapar did not have losses in connection with this collateral. The fair value of collaterals recognized in current liabilities as other payables was R$5.5 million as of December 31, 2020, which is recognized as profit or loss as customers settle their obligations with the financial institutions.

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

In June 2019, the subsidiary Ultrapar International issued notes (the “2029 notes”) in the international market in the amount of US$500 million, with maturity in June 2029 and interest rate of 5.25% p.a., paid semiannually. The issue price was 100.0% of the face value of the 2029 notes. The 2029 notes are guaranteed by Ultrapar and IPP. In July 2020, Ultrapar reopened its 2029 notes issued in the international market and issued additional notes in the total amount of US$ 350.0 million at an interest rate of 5.25% per year with the same characteristics of the 2029 notes.

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

Foreign loans

1) The subsidiary IPP has foreign loans in the total amount of US$235 million. IPP also contracted hedging instruments for floating interest rate in U.S. dollar and exchange rate variation, changing the foreign loans charge to an average cost of 104.1% of DI (see note 33 to our consolidated financial statements). IPP designated these hedging instruments as a fair value hedge; therefore, loans and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss. The foreign loans are guaranteed by Ultrapar.

The maturity of the principal amount of these loans are as follows:

	Amount	Cost
Maturity	in millions of dollars	% of DI
Charges(1)	16.9	—
July, 2021	60.0	101.8
June, 2022	50.0	105.0
September, 2023	60.0	105.0
September, 2023	65.0	104.8
Total / average cost	251.9	104.1

(1) Includes interest, transaction costs, fair value adjustments and hedge initial recognition.

In 2020, the subsidiary IPP paid off in advance US$160 million of those foreign loans. Currently IPP is not subject to any financial covenants under such foreign loans.

2) The subsidiary Global Petroleum Products Trading Corporation obtained a foreign loan in the amount of US$60 million with maturity on June 22, 2020 and interest of LIBOR + 2.0% p.a., paid quarterly. The Company, through the subsidiary Cia. Ultragaz, contracted, interest rate hedging instruments subject to floating interest rates in U.S. dollar and exchange rate variation, which resulted in this loan having an effective fixed rate of 105.9% of DI. This loan is guaranteed by the Company and its subsidiary Oxiteno S.A. This loan was paid off in the maturity.

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

BNDES

The subsidiaries had financings from BNDES for some of their investments and for working capital.

The subsidiaries paid off in advance the total outstanding amount of such loans in 2020.

Financial institutions

The subsidiaries Oxiteno Mexico, Oxiteno USA and Oxiteno Uruguay have loans to finance investments and working capital.

The subsidiary Oxiteno USA has a loan agreement in the amount of US$60 million, due in September 2021, bearing interest of LIBOR + 1.4% per annum.

In 2020, the subsidiary Oxiteno USA paid off in advance US$70 million of the loans. As of September 2020, the subsidiary no longer has loan agreements with financial covenants.

Banco do Brasil

As of December 31, 2020, the subsidiary IPP was party to six floating interest rate loan agreements with Banco do Brasil S.A., with a total aggregate outstanding balance of R$407.4 million, to finance the marketing, processing or manufacturing of agricultural goods, including the production of ethanol.

In 2016, IPP renegotiated loans with Banco do Brasil in the total aggregate principal amount R$166.7 million and extended their respective maturity dates from February 2016 to February 2019, with a floating interest rate of 114.0% of DI. In addition, in June 2016, IPP renegotiated additional loans with Banco do Brasil in the total aggregate principal amount of R$100.0 million and R$909.5 million with a floating interest rate of 110.9% of DI, and furthermore (i) extended the respective maturity dates from May 2016 and January 2017 to May 2020, May 2021 and May 2022, respectively.

In December 2019, the subsidiary IPP paid off in advance the amount of R$400 million of such loans.

The chart below indicates the consolidated amounts due by IPP to Banco do Brasil on the maturity dates of the subcredits agreed in the loan agreements (include interest until December 31, 2020):

Maturity	Balance in 2020
(in millions of Reais)
May, 2021	204.3
May, 2022	203.1
407.4

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

The promissory notes mature in April 2021 and the principal is repaid in a lump sum at maturity. Interest is payable on the promissory notes at a rate of DI plus 3.10%, which is payable at maturity.

In November 2020, the subsidiary Ipiranga paid off in advance R$180 million of the bank credit note and R$300 million of the promissory notes.

Investments

Equity investments

Equity investments consist of acquisition of subsidiaries and capital increases, net of capital reductions in subsidiaries, joint-ventures and associates. The table below shows our equity investments for the years ended December 31, 2020, 2019 and 2018:

	Year ended December 31,
	2020	2019	2018
	(in millions of Reais)
Ultragaz	—	—	—
Ultracargo(2)	—	—	103.4
Oxiteno	—	0.0	—
Ipiranga(1)	28.8	79.1	31.9
Extrafarma	—	—	—
abastece aí	—	—	—
Others	—	—	(1.2)
Total equity investments(3)	28.8	79.1	134.0

(1) Capital invested in ConectCar and in the concessions awarded in 2019.

(2) Acquisition of 100% of quotas of TEAS.

(3) Equity investments consist of acquisition of subsidiaries and capital increases, net of capital reductions in joint-ventures and associates.

Investments

The following table shows our total additions to property, plant, equipment, and intangible assets for the years ended December 31, 2020, 2019 and 2018:

	Year ended December 31,
	2020	2019	2018
	(in millions of Reais)
Ultragaz	277.6	227.5	225.0
Ultracargo	214.8	206.4	161.8
Oxiteno	201.6	248.6	466.6
Ipiranga	210.1	341.1	387.6
Extrafarma	38.8	89.1	118.0
abastece aí	15.4	—	—
Others(1)	32.4	20.2	18.3
Total – additions to property, plant, equipment and intangible assets	990.8	1,132.8	1,377.3

(1) Includes mainly capital expenditures related to corporate information technology.

Prior to the onset of the COVID-19 pandemic, Ultrapar’s investment plan for 2020 totaled R$1,771 million and was indicative of the Company’s commitment to the sustainable growth of its businesses and selectivity in capital allocation. In light of the COVID-19 pandemic, on April 1, 2020, Ultrapar announced that its investment plan for 2020 would be reduced by approximately 30% in order to preserve cash.

In 2020, Ultrapar’s allocation of resources net of divestments and receipts were R$1,488 million.

  Ultragaz had R$282 million allocated mainly to the acquisition and replacement of gas bottles, installations at new clients in the bulk segment, construction of new filling bases and maintenance work at existing operations.
  Ultracargo had R$215 million allocated to the construction of the new Vila do Conde terminal, to expansion at the Itaqui port terminal, acquisition of new areas and maintenance and operational safety at existing terminals.
  Oxiteno had R$202 million allocated mainly to the maintenance and the safety of the productive units.
  Ipiranga had R$688 million allocated mainly to the expanding and maintenance of the service station network and franchises as well as logistical infrastructure. Of total investments, R$204 million was expended in plant, property and equipment and additions to intangible assets, R$351 million on contractual assets (exclusive rights) and R$132 million in the form of drawdowns of financing to clients and advanced payments of rentals net of receipts.
  Extrafarma had R$39 million allocated mainly to the construction of the Maranhão distribution center, IT and in the maintenance and modernization of drugstores.
  abastece aí had R$30 million allocated mainly to the development of the app with new products and functions enhancing the experiences to the customers.

Ultrapar’s investment plan for 2021 totals R$1,891 million, an amount greater than that invested in 2019 and 2020. The expansion portion, which represents around half of the investment plan, prioritizes the growth of the businesses through capacity expansion or efficiency and productivity gains, leading to better returns, in line with the Company's strategic planning. The main investments in expansion contemplated in the plan for 2021 are concentrated in Ipiranga, Ultracargo and Ultragaz.

  Ipiranga’s expansion investments focus on (i) the expansion of the logistics infrastructure, with the construction of logistics facilities in Belém (PA), Cabedelo (PB), Vitória (ES) (concessions won in 2019) and Fortaleza (CE), (ii) the growth of the service stations network, through the addition of service stations with larger throughput, prioritizing volume growth, and (iii) the expansion of AmPm company-operated stores and new franchises.
  Ultracargo’s expansion investments will be directed to the construction of the terminal in Vila do Conde (PA) and to the expansion of the Itaqui (MA) terminal, amounting to R$280 million, which will result in a 19% growth in the company’s current storage capacity.
  Ultragaz will invest in expansion to build new bottling plants in Belém (PA) and Fortaleza (CE), amounting to about R$70 million in 2021, and to attract new clients mainly in the bulk segment.
  Oxiteno and Extrafarma will focus their expansion investments in logistics optimization to increase productivity and in the growth of its digital platforms, respectively.
  About half of the investment plan for 2021 will be directed to the sustaining of the businesses, including mainly investments in safety, maintenance of assets and market share, renovation and remodeling of points of sales, as well as investments in information technology.

C. Research and Development, Trademarks and Patents

Research and Development

Oxiteno carries on a wide range of research and development activities, principally related to the application of specialty chemicals and improvements in production processes. As of December 31, 2020, 156 employees of Oxiteno were engaged in research and development and engineering activities. Oxiteno’s research and development expenditures in 2020, 2019 and 2018 were R$60 million, R$60 million and R$57 million, respectively.

Oxiteno’s investments in research and development have resulted in the introduction of 128 new products during the last three years. Oxiteno will continue to invest in research and development focused on developing new product applications to meet clients’ needs.

Trademarks and Patents

Ipiranga owns registrations for the trademarks used in its distribution business, such as Ipiranga, Jet Oil, Clube VIP Ipiranga, Clube do Milhão Ipiranga, Posto 24 horas, Atlantic, Gasolina Original Ipiranga (Original Ipiranga Gasoline), “AmPm Estação”, among several others. The 10-year period of validity of the registrations for these trademarks will expire between 2020 and 2030. Ipiranga acquired the AmPm brand in Brazil in 2012 through an agreement signed with Atlantic Richfield Company.

The other Company’s subsidiaries also own registrations and applications for its main trademarks, such as (i) Ultragaz, Ultragaz Ultrasystem and Brasilgás trademarks for the activities of Ultragaz, (ii) Extrafarma and Clube Extrafarma trademarks for the activities of Extrafarma, (iii) Ultracargo and Ultradata for the activities of Ultracargo, (iv) Oxiteno and (v) Quilômetros de Vantagens Ipiranga (“Km de Vantagens”) and “abastece aí” for the activities of abastece aí. The 10-year period of validity of the registrations for these trademarks will expire between 2020 and 2030.

D.  Trend Information

LPG business

In June 2017, departing from prior practices, the price dynamic for LPG supplied by the distributors was modified to reflect international price volatility and exchange rate variation.

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

In August 2019, the pricing policy for residential use was terminated. There is now no formal policy for LPG prices for commercial, industrial and residential usage. See “Item 4.B. Information on the Company—Business Overview—Distribution of Liquefied Petroleum Gas— Industry and Regulatory Overview—The role of the Brazilian government”.

Until November 2019, Petrobras had different prices for LPG for residential use and for commercial and industrial uses. In November 2019, Petrobras started charging the same price for all LPG segments, ending price differentiation.

Any sharp fluctuation in LPG prices charged to LPG distributors can have an impact on Ultragaz’s results if it is unable to maintain its operational margins or sales volume. LPG bulk sales are correlated to economic growth. Thus, an acceleration or deceleration in Brazilian GDP growth can affect our sales volume, since the segment represented approximately 30% of the volume sold by Ultragaz. Bottled LPG is an essential good and, therefore, it has a relatively low correlation with economic performance. For more information on LPG prices see “Item 4.B. Information on the Company—Business Overview—Distribution of Liquefied Petroleum Gas—Ultragaz—Prices of LPG”.

At the beginning of the COVID-19 pandemic, LPG prices fell following oil prices. But, in April 2020 and May 2020, international prices rebounded as a result of the subsequent increase in demand, particularly in Asia. On the second semester of 2020, LPG prices in the world moved along with the seasonal trend, but since December 2020, many factors contributed to increased prices, such as the severe winter conditions noticed in the northern hemisphere, increased demand in Chinese petrochemical industry and the OPEC production agreement.

Chemical and petrochemical business

The specialty chemicals volume in the Brazilian market is correlated to economic performance. Therefore, an acceleration or deceleration in the Brazilian GDP can affect our sales volume, as Oxiteno’s specialty chemicals sales in Brazil represented 54% of its total sales in 2020. In periods of the Brazilian market growth, Oxiteno aims at (i) increasing the volume sold in the domestic market once the logistics costs are usually lower than those of exports, and (ii) increasing sales volume of specialties, products of higher value added than commodities. In 2020, sales of specialty chemicals represented 83% of the total volume sold by Oxiteno.

Almost all of Oxiteno’s products prices and variable costs are linked to U.S. dollar. Therefore, a sharp appreciation or depreciation of the U.S. dollar could have an impact on Oxiteno’s contribution margin in the future. In 2018, the Real depreciated 17% against the U.S. dollar. In 2019, the Real depreciated 4% against the U.S. dollar. The depreciation of the Real against the U.S. dollar was 29% in 2020. We cannot predict what will be the trend of the Real in the future. See “Item 3.A. — Key Information — Selected Consolidated Financial Data — Exchange Rates”.

Oxiteno’s main raw material is ethylene, which is produced from naphtha in Brazil. Generally, naphtha prices in Brazil fluctuate with oil prices. In 2019, oil prices ended at US$66/barrel, an increase of 23% compared to 2018. In 2020, oil prices ended at US$52/barrel, down 22% compared to 2019. We cannot predict whether oil and ethylene prices maintain this trend. A sharp variation in ethylene prices would impact Oxiteno’s results if it is not able to keep operating margins. The second most important raw material for Oxiteno is the palm kernel oil, the international prices for which increased from US$694/ton in December 2018 to US$ 753/ton in December 2019. In 2020, palm kernel oil prices ended at US$1,255/ton, an increase of 67% compared to 2019.

After two consecutive years of registering drops of 7% and 1% in 2019 and 2018, respectively, the demand for chemical and petrochemical products in Brazil increased 11% in 2020 in the National Apparent Consumption, according to ABIQUIM. As a consequence, the increase in the chemical and petrochemical products consumption can have a positive effect on the future volumes sold by Oxiteno and on its results.

Fuel distribution business

In the recent past, the combined sales of gasoline, ethanol and NGV (Otto cycle) in Brazil have been correlated mainly with the growth of the light vehicle fleet. According to ANFAVEA, in 2020, the light vehicle fleet registered about 2.0 million new vehicles licensed in Brazil, and an increase of 1% of the average fleet compared to 2019, reaching about 43 million light vehicles. In addition, we believe the current ratio of inhabitants per vehicle in Brazil is still low when compared to the rate seen in countries with similar level of development.

According to information provided by the ANP, in 2020, national Otto cycle volume sold decreased 10% coping with the increase in light vehicle fleet. Diesel sales, which in 2020 accounted for 52% of the volume sold by Ipiranga, have historically been correlated with Brazilian economic performance, especially the agricultural and consumer goods segments. In 2020, the Brazilian diesel market, according to ANP data, remained practically stable when compared to 2019. The increase in the fuel consumption can have a positive effect on the future volume sold by the Company and on its results.

Retail pharmacy business

Retail pharmacy is a relevant market in Brazil and during the last years has presented significant growth. According to ABRAFARMA, the revenues of its member companies grew by 8% in 2020 compared to 2019. We believe the sector has potential for continued growth, mainly due to:

(i) Brazilian aging population – the estimated Brazilian population over 60 years, which is responsible for the largest part of the consumption of medicines, is estimated at 30 million people and is expected to reach 42 million people in 2030, an average growth of 3% per year, according to IBGE data;

(ii) greater access to medicines, especially due to the growing prominence of generic drugs, which are cheaper than the reference branded medicine; and

(iii) the growing sale of personal care and beauty products through the drugstore channel.

Given the ongoing COVID-19 pandemic, we may experience a significant reduction in demand in the Extrafarma business in the short term. In the medium-term and long-term, we do not currently predict a significant reduction in demand in the Extrafarma business related to the COVID-19 pandemic. For more information see “—Our businesses may be materially and adversely affected by the outbreak of communicable diseases, such as the ongoing COVID-19 pandemic, or other epidemics or pandemics”, and “Item 5.A. Operating and Financial Review and Prospects— Operating Results — Impact of ongoing COVID-19 pandemic”.

Digital payments business

The banking sector in Brazil has extremely complex and bureaucratic process to open new accounts. We believe that in Brazil there is a considerable number of people still unbanked and a large quantity of active smartphones. These two factors represent an opportunity to digital wallets.

In 2020, the Central Bank of Brazil announced a new instant payment system with potential to completely transform the country's payment industry, allowing transaction at any time, reducing costs and eliminating intermediaries in the transfer and payment process.

In the short term, the COVID-19 pandemic may reduce the recurrence of the use of our app by our customers, but in the mid to long term it can change the behavior of the customers and intensify the use of our digital wallet.

E. Off Balance Sheet Arrangements

We do not have any off balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations, as of December 31, 2020:

	Payment due by period
Contractual obligations	Total	Up to 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
	(R$ million)
Loans and hedging instruments and debentures	17,259.1	3,138.8	5,794.3	1,066.2	7,259.8
Estimated interest payments on financing(1)(2)	2,872.1	481.8	921.9	679.2	789.2
Currency and interest rate hedging instruments(3)	472.6	133.1	88.9	106.9	143.8
Estimated planned funding of pension plan—Ultraprev(4)	515.7	22.8	47.9	51.0	394.0
Purchase obligations—raw materials(5)	910.5	411.9	469.7	28.9	-
Purchase obligations—utilities(6)	138.1	36.4	71.9	29.8	-
Minimum tariff obligations—Ultracargo(7)	72.2	8.2	13.1	12.2	38.7
Leases payable	2,734.4	396.0	668.1	541.0	1,129.3
Lease contracts(8)	7.3	0.4	6.5	0.4	-
Total contractual obligations	24,982.0	4,629.4	8,082.2	2,515.7	9,754.7

(1)   The estimated interest payment amount was calculated based on macro-economic assumptions including, on average for the period, (i) DI of 2.29% in 2021, 3.74% in 2022 and 4.84% in 2023, (ii) Reais to U.S. dollar exchange rate of R$4.86 in 2021, R$4.33 in 2022, R$4.17 in 2023, R$4.20 in 2024, R$4.22 in 2025, R$4.24 in 2026, R$4.26 in 2027, R$4,28 in 2028, and R$4.30 in 2029, (iii) a 4.39% TJLP rate and (iv) IPCA of 3.60% in 2021, 3.30% in 2022 and 3.00% up to 2023 (Source: B3, Boletim Focus and financial institutions). See “Item 5.B. Operating and Financial Review and Prospect—Liquidity and Capital Resources—Indebtedness” and note 16 to our consolidated financial statements for more information about the maturity of our debt and applicable interest rates. See notes 16 and 33 to our consolidated financial statements for more information on the maturity and the fair value of our swap agreements.

(2)    Includes estimated interest payments on our short-term and long-term debt. Does not include any information about our derivative instruments, for which the fair value is disclosed in Item 11. Quantitative and Qualitative Disclosures About Market Risk.

(3)   Hedge instruments were estimated based on US Dollar forwards and the forward curves of DI x Pré and Pré x IPCA contracts, at the B3 quote on December 31, 2020, and the LIBOR forward curve (ICE – Intercontinental Exchange) and commodities heating oil and RBOB contracts quoted at the New York Mercantile Exchange (“NYMEX”) on December 31, 2020. The table above considers only hedges with a negative forecast result upon liquidation.

(4)       The estimated payment amount was calculated based on (i) a 3.25% inflation assumption, (ii) the average age of the participants as of December 31, 2020 (39 years) and (iii) the Company’s contribution in December 2020.

(5)   Oxiteno has at its Camaçari plant a supply agreement with Braskem which establishes a minimum annually consumption level of ethylene, and conditions for the supply of ethylene until 2021. The minimum purchase commitment clause provided for a minimum annual consumption of 205 thousand tons in 2020. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine based on the current ethylene price for the quantity not purchased. According to contractual conditions and tolerances, there are no material issues regarding the minimum purchase commitment. Our subsidiary Oxiteno has a supply agreement with Braskem, valid until 2023, which establishes and regulates the conditions for supply of ethylene to Oxiteno based on the international market for this product. The minimum purchase is 44.1 thousand tons of ethylene annually. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine based on the current ethylene price for the quantity not purchased. According to contractual conditions and tolerances, there are no material issues regarding the minimum purchase commitment. For further information, see “Item 4.B. Information on the Company—Business Overview—Petrochemicals and Chemicals—Oxiteno—Ethylene supply”.

(6)   The purchase obligation relates to long-term contracts under which Oxiteno is required to purchase a minimum amount of energy annually.

(7)    Tequimar has agreements with CODEBA—Companhia Docas do Estado da Bahia, Complexo Industrial Portuário Governador Eraldo Gueiros, EMAP – Empresa Maranhense de Administração Portuária and with Companhia Docas do Pará, in connection with its ports facilities in Aratu, Suape, Itaqui and Vila do Conde (start of operations scheduled for 2022), respectively. Such agreements establish a minimum cargo movement of products (i) in Aratu, of 397 thousand tons per year until 2031, and of 900 thousand tons per year until 2022; (ii) in Suape, of 250 thousand tons per year, until 2027, and of 400 thousand tons per year until 2029; (iii) Itaqui, of 1,222,377 cubic meters per year until 2049; and (iv) Vila do Conde, of 343,625 cubic meters per year from 2023 (variable amount for each year). If the annual movement is less than the minimum contractual movement, the subsidiary is liable to pay the difference between the effective movement and the minimum contractual movement, based on the port tariff rates in effect on the date established for payment. As of December 2020, these rates were R$6.21 and R$3.20 per ton for Aratu, and R$0.78 per cubic meter in Itaqui. For Suape, the tariffs are R$3.34 for fuels and R$1.72 for chemicals per ton.

(8)   The subsidiaries Cia. Ultragaz, Bahiana, Extrafarma, Ipiranga, Serma and Oxiteno have low-value, short-term leases with variable payments associated with plant equipment, information technology equipment, vehicles and commercial real estate. The subsidiaries have the option to purchase the assets at a price equal to the fair market price on the date of option, and management does not intend to exercise such option. The expense recognized in 2020 was R$17,749 thousand (R$11,400 thousand in 2019 and R$11.386 thousand in 2018). These contracts refer to low value items that do not fit under IFRS 16.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table lists the members of our Board of Directors and senior management as of April 29, 2021:

Name	Position	Years with the Company	Age
Board of Directors
Pedro Wongtschowski	Chairman	44	75
Lucio de Castro Andrade Filho	Vice-Chairman	44	76
Alexandre Teixeira de Assumpção Saigh(1)	Director	0	53
Ana Paula Vitali Janes Vescovi	Director	2	52
Flávia Buarque de Almeida	Director	2	53
Jorge Marques de Toledo Camargo	Director	6	67
José Galló	Director	2	69
José Luiz Alquéres(2)	Director	0	77
José Maurício Pereira Coelho	Director	6	54
Marcos Marinho Lutz(2)	Director	7(3)	51
Otávio Lopes Castello Branco Neto(2)	Director	0	62
Executive Officers
Frederico Pinheiro Fleury Curado	Chief Executive Officer	3	59
Rodrigo de Almeida Pizzinatto (4)	Chief Financial and Investor Relations Officer, Ultrapar	21	44
Décio de Sampaio Amaral(4)	Officer, Ultracargo	1	51
João Benjamin Parolin	Officer, Oxiteno	35	62
Marcelo Pereira Malta de Araújo	Officer, Ipiranga	2	59
Tabajara Bertelli Costa.	Officer, Ultragaz	25	49

(1)       Member of the Board of Directors elected for his first term at the extraordinary shareholders’ meeting held in September 2020.

(2)       Members of the Board of Directors elected for their first term at the annual and extraordinary general shareholders’ meeting held in April 2021.

(3)       Mr. Lutz served as Ultracargo’s Officer from 2001 to 2003 and in different positions at Ultragaz, from 1994 to 1999.

(4)       Mr. Amaral assumed the position in January 2020 and Mr. Pizzinatto in October 2020. Mr Pizzinatto was already an Executive Officer at Extrafarma since June 2018. For further information, see “Item 4.A. Information on the Company—History and Development of the Company”.

Summarized below is information regarding the business experience, areas of experience and principal outside business interest of the current members of our Board of Directors and our senior management.

Board of Directors

Pedro Wongtschowski. Dr. Wongtschowski became an officer of Ultrapar in 1985, and CEO in January 2007, a position he held until December 2012. Currently, he serves as Chairman of Ultrapar’s Board of Directors and as coordinator of its Strategy Committee. He is Chairman of the Board of the National Association of Innovative Companies (Associação Nacional de Pesquisa e Desenvolvimento das Empresas Inovadoras) and Chairman of the Board of EMPRAPII (Empresa Brasileira de Pesquisa e Inovação Industrial). He was the Chairman from 2015 to 2019 of IEDI (Instituto de Estudos para o Desenvolvimento Industrial). Dr. Wongtschowski is a member of the Board of Directors of Embraer S.A., CTC (Centro de Tecnologia Canavieira) and several non-profit-organizations. He is author or co-author of books related to the chemical industry. Dr. Wongtschowski is a Chemical Engineer, with MSc and PhD from Escola Politécnica of the University of São Paulo.

Lucio de Castro Andrade Filho. Mr. Andrade Filho became a member of our Board of Directors in 1998. Currently, he serves as Vice-Chairman of Ultrapar’s Board of Directors. He joined us in 1977 and since then Mr. Andrade Filho has held a number of positions with Ultrapar’s subsidiaries in the LPG, logistics, engineering and chemicals segments, as well as serving as Ultrapar’s Vice-President from 1982 to 2006. Mr. Andrade Filho was also the Chief Executive Officer of GLP – Qualidade Compartilhada, an LPG industry association and a member of the Board of Directors of the Brazilian Petroleum Institute. He has also been a member of Associação Arte Despertar, from 2005 to 2009. Mr. Andrade Filho received degrees in civil engineering and in administration from Mackenzie University in São Paulo in 1968 and 1972, respectively.

Alexandre Teixeira de Assumpção Saigh. Mr. Saigh joined us in September 2020 as a member of the Board of Directors. Mr. Saigh is co-founder and member of the Executive Committee of Pátria Investimentos Ltda., a leading alternative investment management firm in Latin America. Mr. Saigh was a partner at Banco Patrimônio responsible for the development and execution of its merchant banking & private equity activities from 1994 until 2000, when he co-founded Pátria Investimentos. Mr. Saigh received a degree in financial management and hotel administration from Boston University and a post-graduate degree in economics from Harvard University.

Ana Paula Vitali Janes Vescovi. Ms. Vescovi joined us in July 2019 as a member of the Board of Directors and the Audit and Risks Committee. In 2019, Ms. Vescovi became head of macroeconomics at Banco Santander (Brasil) S.A. Ms. Vescovi has been the Chairman of the Board of Directors of Caixa Econômica Federal from 2017 to 2018. Ms. Vescovi was also deputy minister and secretary of the National Treasury in the Ministry of Finance of the Federative Republic of Brazil from 2016 to 2018. Ms. Vescovi was a member of the Board of Directors of Eletrobrás from 2017 until 2018, besides chairman of the Board of Directors of IRB – Brasil Resseguros S.A. She received a degree in economy from Federal University of Espírito Santo in 1990, a master’s degree in economics from Fundação Getulio Vargas (FGV) in 1992 and a master’s degree in public policies from the University of Brasília in 2001.

Flávia Buarque de Almeida. Ms. Buarque de Almeida joined us in April 2019 as a member of both the Board of Directors and the Strategy Committee. At Península Capital S.A. she has been Managing Director and Partner since 2013, as well as executive officer since 2019 and managing director of O3 Gestão de Recursos Ltda. Ms. Buarque de Almeida has been a member of the Board of Directors of BRF S.A. and Groupe Carrefour since 2017, W2W E-Commerce de Vinhos S.A. and Vitamina Chile S.P.A since 2016. She served as a Director at GAEC Educação S.A. from 2014 to 2018 and Lojas Renner S.A. from 2011 to 2016. She received a degree in business administration from Fundação Getulio Vargas (FGV) in São Paulo in 1989 and she has an MBA from Harvard Business School in 1994, in addition to extension courses from Kellogg Graduate School of Management (Northwestern University), Insead and Harvard.

Jorge Marques de Toledo Camargo. Mr. Camargo joined us in April 2015 as a member of the Board of Directors. He has been a member of the Board of Directors of Prumo Logística S.A. since 2014 and of Açu Petróleo S.A. since 2020. He is also Vice-President of the Board of Trustees of Centro Brasileiro de Relações Internacionais (CEBRI). Mr. Camargo served as President of Instituto Brasileiro de Petróleo e Gás (IBP) from 2015 to 2018 and is now member of its Board of Directors. He was also a senior consultant at McKinsey & Comp., Inc. from 2012 to 2019, and a member of the Board of Directors of Mills Estruturas e Serviços de Engenharia S.A. from 2011 to 2017. Previously he worked 27 years for Petrobras, including as a member of its Board of Officers, responsible for the International Area, and for Equinor, from 2003 to 2009, as Senior Vice-President at the headquarter in Norway and later as President of Equinor Brazil. He has more than 40 years of experience in the oil and gas industry. He graduated in Geology from the University of Brasilia and obtained a master’s degree in Geophysics from the University of Texas at Austin.

José Galló. Mr. Galló joined us in April 2019 as a member of the Board of Directors and the People Committee. He has been a member of the Board of Directors of Lojas Renner SA since 1998, having taken over as President of the body in 2019. He was Managing Director of Lojas Renner SA, from September 1991 to March 1999, when he was elected CEO, position which he held until April 2019. He has also been a member of the Board of Directors of Itaú Unibanco Holding SA since 2016. Mr. Galló has been Vice President of the Chamber of Shopkeepers of Porto Alegre since 2005. He is also an ambassador for Endeavor Brasil in Rio Grande do Sul since 2002 and Vice-President of the Deliberative Council of Instituto Caldeira, an innovation ecosystem in Porto Alegre. He was a member of the Board of Directors of SLC Agrícola S.A. from April 2007 to May 2016 and of Localiza Rent a Car S.A. from October 2010 to June 2020, having been Vice-Chairman of the Board from April 2019 to June 2020. He graduated in business administration from Fundação Getúlio Vargas (FGV) in São Paulo, in 1974.

José Luiz Alquéres. Mr. Alquéres joined us as a member of the Board of Directors in April 2021. Currently, he is a member of the Board of Directors of Enauta Participações S.A. since 2010 and a member of Strategy Committee since 2020. Mr. Alquéres is a member of the Board of Director of Monteiro Aranha S.A. since 2018 and of Energisa S.A. since 2017. He served as chairman of the Board of Centrais Elétricas Brasileiras S.A. – Eletrobras, from 2016 to 2017. He is also the Institutional Relations Officer of IHGB since 2020, chairman of the strategic council of Casa FIRJAN since 2020, Vice-President of the Instituto Cultral EDP since 2019, member of the advisory council since 2012 and executive officer of JL Alquéres Consultores Associated since 1999. He is graduated in civil engineering from PUC and in Social Sciences from IFCS.

José Maurício Pereira Coelho. Mr. Coelho joined us in April 2015 as a member of the Board of Directors and, as of 2019, he is member of the Audit and Risks Committee. He currently is the CEO of Previ – Caixa de Previdência dos Funcionários do Banco do Brasil and Chairman of the Board of Directors of Vale S.A. He was the CEO of BB Seguridade Participações S.A from 2017 to 2018 and the Vice-President of Financial Management and Investor Relations of Banco do Brasil S.A. from 2015 to 2017. Mr. Coelho was also a member of the Board of Directors of the BB Securities LLC, New York, BB Securities Limited, London and BB Securities Asia Pte. Ltda., Singapore, from 2012 to 2015. He was a member of the Board of Directors of Cielo S.A from 2012 to 2017. He obtained a degree in accounting from Faculdade Unigranrio, Rio de Janeiro, in 1990. He has an MBA in Finance and Capital Markets, with specialization in Corporate Governance from Fundação Getulio Vargas in Rio de Janeiro (FGV/RJ).

Marcos Marinho Lutz. Mr. Lutz joined us in April 2021 as a member of the Board of Directors. He has been a member of the Board of Directors of Votorantim S.A. since 2020 and of Corteva Agriscience since 2019. Mr. Lutz also serves as President of Infrastructure Council of FIESP (Federation of Industries of São Paulo) since 2015. He served as a member of the Board of Directors of Rumo Logística S.A. from 2008 to 2020 and as the Chairman in the last year. Mr. Lutz was also a member of the Board of Directors of Comgás S.A. from 2013 to 2020, of Raízen S.A. from 2011 to 2020, of Moove S.A. from 2008 to 2020 and of Monsanto S.A. from 2014 to 2018. He was the Chief Executive Officer of Cosan S.A. – Indústria e Comércio from 2009 to 2020. He graduated as a naval engineer from Escola Politécnica of the University of São Paulo and holds an MBA in Marketing, Operations and Logistics from Kellogg School of Management.

Otávio Lopes Castello Branco Neto. Mr. Castello Branco Neto joined us in April 2021 as a member of the Board of Directors. He serves as a Partner and member of the Board of Directors of Pátria Investimentos LTDA. since 2021 and served as member of the Executive Committee in 2020. He graduated as an engineer.

Executive Officers

Frederico Pinheiro Fleury Curado. Mr. Frederico Curado has been CEO of Ultrapar since October 2017. He was CEO of Embraer S.A. from 2007 to 2016, where he previously held the positions of Executive Vice President Commercial Aviation Market from 1998 to 2007, and Executive Vice President Planning and Organizational Development from 1995 to 1998. Mr. Curado is a member of the Board of Directors of Transocean Ltd. (since 2013) and ABB Ltd. (since 2016). Mr. Curado served as a member of the Board of Directors of Iochpe-Maxion S.A. (from 2015 to 2017), Vice-President of CCI - International Chamber of Commerce (2013-2018), President of the Brazil-United States Business Council (2011-2016), and as a member of the Board of the Smithsonian Air and Space Museum (2014-2017). Mr. Curado holds a bachelor's degree in Mechanical-Aeronautical Engineering from the Technological Institute of Aeronautics (ITA) in 1983 and has an Executive MBA from the University of Sao Paulo in 1997.

Rodrigo de Almeida Pizzinatto. Mr. Pizzinatto joined us in 1999 as an intern and, since then, has worked in several areas of the Company: treasury, M&A, corporate planning and investor relations. From 2012 to 2014, Mr. Pizzinatto was Ultrapar’s officer of M&A, Corporate Planning and Investor Relations. From 2014 to 2018, Mr. Pizzinatto served as Extrafarma’s officer, where he was responsible for different areas during his tenure, such as expansion, marketing, commercial and logistics. In June 2018, he was named Chief Executive Officer of Extrafarma, leading a strategic revision and turnaround plan. In October 2020, he was nominated Ultrapar’s Chief Financial and Investor Relations Officer. He is also member of the board of ABRAFARMA (Associação Brasileira de Redes de Farmácias e Drogarias), the drugstore retail industry main association. Mr. Pizzinatto holds an MBA from Stanford Graduate School of Business and a bachelor’s degree in business administration from Fundação Getulio Vargas (FGV).

Décio de Sampaio Amaral. Mr. Amaral joined us in 2020. With 28 years of experience in logistics, supply chain, operations, and project management, Mr. Amaral held leadership positions in Itautec-Philco, Souza Cruz and Vale. Recently he was the CEO of Camargo Correa Infraestrutura. Mr. Amaral graduated in engineering at ITA and in Industrial Management at Fundação Vanzolini, holds a master’s degree in Finance from IBMEC and completed executive programs in IMD and MIT.

João Benjamin Parolin. Mr. Parolin joined us in 1986, working in Oxiteno’s commercial department prior to assuming the position of Oxiteno’s Chief Operating Officer in 2007. Mr. Parolin formerly served as marketing manager from 1989 to 1992 and sales manager from 1992 to 2000. From 2000 to 2006, he held the sales director position at Oxiteno. Prior to joining Oxiteno, Mr. Parolin worked in the commercial area at Dow Química S.A. Mr. Parolin received a bachelor degree in chemical engineering from Escola Politécnica of the University of São Paulo in 1980, a post-graduate degree in marketing administration at Fundação Getulio Vargas (FGV) and a master’s degree in business administration from Fundação Instituto de Administração – University of São Paulo in 2003. As a complement to his academic background he attended the STC – Skills, Tools and Competences from Fundação Dom Cabral/J.L Kellogg Graduate School of Management (Northwestern University) in 2000 and the Advanced Management Program at Wharton University in 2005.

Marcelo Pereira Malta de Araújo. Mr. Araújo joined us in 2018. With more than 30 years of experience, he initiated his career at Shell do Brasil, where he worked for 10 years in the operations, retail, lubricants, marketing, planning and engineering departments. After that, Mr. Araújo held leadership positions in large Brazilian corporations, such as Natura, CSN, Camargo Correa and Grupo Libra. In the last years, he acted as Chief Executive Officer of Marisa Lojas S.A. Mr. Araújo also accumulated experience as board member of Usiminas, Laboratório Fleury and Alpargatas. He graduated in engineering at Engineering Military Institution (IME) and holds an MBA from Sociedade de Desenvolvimento Empresarial (current IBMEC), in addition to extension courses from Harvard and Insead.

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

Pursuant to Ofício Circular/CVM/SEP/No. 01/2021, starting in 2020, we ceased to report social charges paid by employer as manager compensation information.

For the year ended December 31, 2020, the Company recognized an aggregate compensation for our directors and executive officers of R$47.2 million in its financial statements. The compensation does not consider the social charges paid by the employer as manager compensation information, pursuant to Ofício Circular/CVM/SEP/No. 01/2021. The numbers are distributed as follows:

	Board of	Executive
December 31, 2020	Directors	Officers	Total
	(in thousands of Reais, except for the number of members)
Number of members (1)	10.33	6.75
Annual fixed compensation	9,297.00	16,040.27	25,337.27
Salary	9,297.00	12,230.51	21,527.51
Direct and indirect benefits	-	3,809.76	3,809.76
Variable compensation	-	16,326.17	16,326.17
Short-term variable compensation	-	16,326.17	16,326.17
Long-term variable compensation	-	-	-
Post-employment benefit	-	1,598.13	1,598.13
Benefits due to the interruption in the exercise of the position	-	-	-
Stock-based compensation	-	3,892.75	3,892.75
Total compensation	9,297.00	37,857.32	47,154.32

(1) Average number of members in the period.

 The table below shows the higher, lower and average individual compensation recognized in our financial statements for our directors and executive officers in 2020:

		Highest	Lowest	Average
	Number of	individual	individual	individual
Body	members	compensation	compensation	compensation
	(in thousands of Reais, except for the number of members)
Board of Directors	10.33	1,800.00	720.00	899.71
Executive Officers	6.75	14,103.87	4,111.27	5,608.49

The main components of our management compensation plan are:

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

Since 2003, Ultrapar has adopted a stock-based compensation plan pursuant to which certain executives have the voting and economic rights of shares held in treasury for a period of five to seven years from the initial concession of the rights. Following this period, Ultrapar transfers the full ownership to those executives subject to uninterrupted employment of the participant during the period. The number of shares and the executives eligible to this stock plan are determined by the Board of Directors, and there is no mandatory annual grant. The total number of shares to be used in the plan is subject to the number of shares in treasury and to the limit established in the plan. The fair value of the awards is determined on the grant date based on the market value of the shares on the B3 and the amounts are amortized between five to seven years from the grant date. On December 31, 2020, the amount granted to the Company’s executives, including tax charges, totaled R$51.6 million. In 2020, an amortization in the amount of R$2.4 million was recognized as a general and administrative expense.

The chart below sets forth a historical summary of the vested and unvested shares granted to the members of our board of Executive Officers as of December 31, 2020, by granting date:

Body	Statutory Officers
Total number of members
Number of compensated members	3	2	1	1	1	1
Granting Date	10-Nov-10	07-Nov-12	03-Feb-14	05-Mar-14	10-Dec-14	13-Mar-17
Number of shares granted(1)	280,000	140,000	300,000	76,800	200,000	200,000
Period for the share effective ownership to be transferred Granting Date(1)	1/3 in	1/3 in	1/3 in	1/3 in	1/3 in	1/3 in
	Oct-15	Oct-17	Jan-18	Mar-19	Dec-19	Mar-22
	1/3 in	1/3 in	1/3 in	1/3 in	1/3 in	1/3 in
	Oct-16	Oct-18	Jan-19	Mar-20	Dec-20	Mar-23
	1/3 in	1/3 in	1/3 in	1/3 in	1/3 in	1/3 in
	Oct-17	Oct-19	Jan-20	Mar-21	Dec-21	Mar-24
Price assigned to the shares granted (R$/share)	13.39	21.45	25.32	26.08	25.32	34.00

 (1)  The number and the price of shares granted were adjusted to reflect the stock split of the shares issued by the Company at a ratio of 4 shares for 1 share approved by the Company's shareholders at the extraordinary general shareholders' meeting held on February 10, 2011 and another ratio of 2 shares for 1 share approved by the Company's shareholders at the extraordinary general shareholders' meeting held on April 10, 2019 and implemented on April 24, 2019.

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

The Board of Directors approved our restricted stock program and the restricted stock and performance program, pursuant to which the participants appointed by the Board of Directors were granted unvested shares in the amount of R$88.3 million. In 2020, we recognized a general and administrative expense of R$10.7 million in connection with these programs.

The chart below sets forth a historical summary of the vested and unvested shares granted to the members of our board of Executive Officers as of December 31, 2020, by grating date:

Body	Statutory Officers
Total number of members	7
Number of compensated members	1	2	2	1	5	1	6	3
Granting Date	08-Nov-17	08-Nov-17	04-Apr-18	24-Sep-18	03-Apr-19	02-Sep-19	01-Apr-20	16-Sep-20
Number of shares granted	240,000	14,252(1)	38,480(1)	80,000	108,444(1)	160,000	185,808(2)	700,000
Period for the share effective ownership to be transferred Granting Date (1)	Oct-23	1/3 in	1/3 in	Sep-24	1/3 in	Sep-25	1/3 in	Sep-26
		Nov-20	Apr-21		Apr-22		Apr-23
		1/3 in	1/3 in		1/3 in		1/3 in
		Nov-21	Apr-22		Apr-23		Apr-24
		1/3 in	1/3 in		1/3 in		1/3 in
		Nov-22	Apr-23		Apr-24		Apr-25
Price assigned to the shares granted (R$/share)	38.57	38.57	34.35	18.40	23.25	16.42	12.53	23.03

(1)       Subjected to the performance goals throughout the vesting period, the same amount of shares can be transferred to the Executive Directors as performance shares. The performance shares are not submitted to the grant of usufruct.

(2)       Subjected to the performance goals throughout the vesting period, up to 150% of shares can be transferred to the Executive Directors as performance shares. The performance shares are not submitted to the grant of usufruct.

The members of our Board of Directors are not eligible to the approved program.

For more information on our Deferred Stock Plan and Plan, please see note 8.c to our financial statements.

C. Board Practices

We are managed by our Board of Directors and by our Executive Officers. As of December 31, 2020, our Board of Directors, consisted of eleven members, all of them being non-executive members and eight of whom were independent, according to the Brazilian Novo Mercado Listing Rules. On April 14, 2021, the annual and extraordinary general shareholders’ meeting elected a new Board of Directors for a two-year term. The new Board of Directors is comprised of eleven members, all non-executive members and six independent members. One member of the Board was an executive officer until December 2006 and one member was an executive officer until December 2012. All of the non-independent members are related, directly or indirectly, to Ultra S.A. Our Board of Directors must meet every three months and extraordinarily whenever called by its chairman or by any two directors. During 2020, ten board meetings were held. Each meeting of the Board of Directors requires the majority of the directors to be present, including the chairman or the vice-chairman, before the meeting may commence. The vote of the majority of the members present is required for the approval of a resolution by the Board of Directors. In case of a tie, the chairman, or in the chairman’s absence, the vice chairman, will provide the casting vote. In case of urgency, the chairman of our Board of Directors (or a third party that he or she may appoint) may call a special meeting of the Board of Directors with a shorter notice period than the usual; provided, however, that two-thirds of board members are present in order to commence such special meeting. Among other responsibilities, the Board of Directors is responsible for (i) our general guidelines, (ii) electing and removing our executive officers, supervising their management and fixing their compensation, (iii) deliberating on the issuance of new shares, within the limits of our authorized capital, (iv) authorizing the distributions of dividends and interest on shareholders’ equity, (v) approving transactions with value exceeding five percent of our shareholders’ equity, (vi) approving our dissolution or merger and (vii) the appointment of independent registered public accounting firm. Pursuant to Brazilian law, the Board of Directors must be elected by our shareholders at the general shareholders’ meeting.

Members of the Board of Directors are elected for a period of two years and may be reelected.

Our bylaws require that at least 30% of the members of our Board of Directors be independent directors, which exceeds the 20% required by the Novo Mercado segment regulation. In addition, our bylaws set forth that the election of the members of the Board of Directors must be made through the nomination of a slate of candidates, unless cumulative voting is requested. Only the following slates of candidates will be eligible: (i) those nominated by the Board of Directors; or (ii) those nominated by any shareholder or group of shareholders. See “Item 4.A. Information on the Company—History and Development of the Company—New corporate governance structure” and “Exhibit 1.1—Bylaws of Ultrapar, dated as of April 14, 2021”.

When electing members to the Board of Directors, shareholders will be entitled to request, as required by law and our bylaws, the adoption of a cumulative voting process, provided that they do so within, at least, forty-eight hours in advance of the shareholders’ meeting. The minimum percentage of capital necessary for requesting the cumulative voting process is 5% of the shares. In the event the election has been conducted by cumulative voting, the removal of any member of the Board of Directors by the shareholders’ meeting shall entail the removal of the other members, giving rise to a new election. See “Exhibit 1.1—Bylaws of Ultrapar, dated as of April 14, 2021”.

Executive Officers

As of December 31, 2020, our Board of Executive Officers was comprised of six members, including our Chief Executive Officer.

Members of Board of Executive Officers are elected for a two-year term and can be reelected. For the dates on which our executive officers began holding their respective position, see “Item 6.A. Directors, Senior Management and Employees—Directors and Senior Management”.

Advisory Committees

In 2019, we implemented advisory committees in our five businesses, composed of Chief Executive Officer, Chief Financial Officer and specialists in each sector. These committees are not statutory and began operating in the first quarter of 2019. The discussions have been instrumental in monitoring and directing the businesses in an agile and timely manner. The planning and budget for future years are conducted as part of this new process and is expected to result in increased quality in decision-making processes and greater alignment of visions and strategies.

Fiscal Council and Audit Committee Exemption

Brazilian Corporate Law requires us to establish a Fiscal Council, which is a separate corporate body independent of our management and our external independent registered public accounting firm and may operate on a permanent or non-permanent basis. According to the Brazilian Corporate Law, a Fiscal Council acting on a non-permanent basis is required to be formed when requested by 10% of voting shareholders in an annual general shareholders’ meeting. However, pursuant to CVM Instruction 324/00, in the case of Ultrapar, holders of 2% of the voting capital are entitled to request the installation of the Fiscal Council. The elected members of the Fiscal Council will remain in place only until the following annual general shareholders’ meeting, in which they may be reelected by our shareholders. The Fiscal Council must meet at least four times per year. Since its establishment, in July 2005, our Fiscal Council has been meeting on a regular basis, and in 2020, they held nine meetings.

As set forth in our bylaws approved on April 10, 2019, our Fiscal Council, composed of three effective members and an equal number of alternate members, acts on a non-permanent basis. At the annual and extraordinary general shareholders’ meeting held on April 14, 2021, the Fiscal Council was installed, and the following individuals were elected to serve as effective members of our Fiscal Council: Mr. Flávio Cesar Maia Luz, Mr. Geraldo Toffanello and Mr. William Bezerra Cavalcanti Filho. These members will serve a term from April 2021 through April 2022. Under Brazilian Corporate Law, individuals who are members of our Board of Directors or our Board of Executive Officers or are employees or spouses or relatives of any member of our management are not eligible to serve on the Fiscal Council. To be eligible to serve on our Fiscal Council, a person must be a resident of Brazil and either a hold university degree or have been a Company officer or Fiscal Council member of another Brazilian company for at least three years prior to election to our Fiscal Council. Our Fiscal Council has the duties and obligations provided by the Brazilian Corporate Law, which includes, among others, to at least every three months examine the statements of financial position and other financial statements periodically prepared by the Company, examine the accounts and financial statements for the fiscal year and give an opinion on them. See “Exhibit 1.1—Bylaws of Ultrapar, dated as of April 14, 2021”.

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

The members of the audit and risks committee shall be elected by the Board of Directors for a term of office of two years, and the term shall coincide with the term of office of the Directors, with reelection being permitted for successive terms. As of December 31, 2020, the audit and risks committee was composed by Mr. Flavio Cesar Maia Luz as coordinator of such committee, and Ms. Ana Paula Vitali Janes Vescovi, Mr. Joaquim Pedro de Mello and Mr. José Maurício Pereira Coelho as members. Their term of office ended on the annual and extraordinary general shareholders’ meeting held on April 14, 2021 and the Board of Directors appointed Ms. Ana Paula Vitali Janes Vescovi, Mr. Jorge Marques de Toledo Camargo and Mr. José Maurício Pereira Coelho as members of the audit and risks committee in a meeting held on April 14, 2021. Ms. Ana Paula Vitali Janes Vescovi will also act as coordinator of the committee.

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

As of December 31, 2020, our Fiscal Council consisted of three members and their respective alternate members, set forth on the following table:

Name	First Year of Appointment
Geraldo Toffanello	2017
Márcio Augustus Ribeiro (alternate)	2007
Marcelo Amaral Moraes	2019
Pedro Ozires Predeus (alternate)	2005
William Bezerra Cavalcanti Filho	2018
Carlos Roberto de Albuquerque Sá (alternate)	2020
149

On April 14, 2021, at the annual and extraordinary general shareholders’ meeting, Flavio César Maia Luz, Geraldo Toffanello and William Bezerra Cavalcanti Filho were elected, as well as Márcio Augustus Ribeiro, Pedro Ozires Predeus and Sandra Regina de Oliveira as their alternates, respectively. Mr. Luz and Ms. Oliveira were elected in replacement of Mr. Marcelo Amaral Moraes and Mr. Paulo Cesar Pascotini, respectively. The other members were reelected. This meeting also approved compensation for Fiscal Council members of R$18,500 per month for each effective (non-alternate) member, except for the president of the Fiscal Council, whose compensation was set at R$27,750 per month.

Summarized below is information regarding the business experience, areas of experience and principal outside business interests of the current members of our Fiscal Council.

Flavio César Maia Luz. Mr. Maia Luz was the President of the Fiscal Council of Ultrapar from 2005 to 2019 and served as Coordinator of our Audit and Risks Committee from 2019 to 2021. Currently, he is a member of the Board of Directors and Audit Committee Coordinator of Livetech Indústria e Comércio S.A., and a member of the Board of Directors of Linx S.A., Zen Indústria Metalúrgica S.A. and Ser Educacional S.A. Mr. Maia Luz is also the Chairman of the Board of Directors of Soares Penido Obras Construções e Investimentos S.A. and Partner-Officer at Doing Business Consultoria Empresarial Ltda. He served as Chairman of the Fiscal Council of Duratex and was a member of such body for Itaúsa S.A. and CTEEP S.A. Mr, Maia Luz is also a former member of the Board of Directors of Marcopolo S.A. and Sinqia S.A. Mr. Maia Luz received a degree in civil engineering from Escola Politécnica da Universidade de São Paulo and a post-graduate degree in business administration from Escola de Administração de Empresas de São Paulo da Fundação Getulio Vargas. He also holds certificates of continuing education programs in Finance, Marketing and Mergers & Acquisitions, from Harvard Business School, Stanford University and Wharton Business School, respectively.

Geraldo Toffanello. Mr. Toffanello has been a member of our Fiscal Council since 2017, and also is a member of the Fiscal Council of Gerdau S.A. and Metalúrgica Gerdau S.A. Until 2011, he worked as a corporate accounting director of Gerdau S.A. He was a member of Fiscal Council of Dimed S.A. Distribuidora de Medicamentos and a member of the Board of Directors of Puras FO from 2012 to 2015. Mr. Toffanello served as a member of the audit and accounting standards committee of ABRASCA – Associação Brasileira de Companhias Abertas (Brazilian Publicly Traded Companies Association) from until 2010, a member of the council board of IFRS, and a member of the accounting pronouncements committee – CPC. He also is a member of the Board of Directors of Parceiros Voluntários – ONG and the founder of Luzes do Mundo Ltda. Mr. Toffanello received a degree in accounting from Faculdade Porto-Alegrense de Ciências Contábeis e Administrativas and a postgraduate degree in accounting from Universidade Federal do Rio Grande do Sul.

William Bezerra Cavalcanti Filho. Mr. Cavalcanti Filho joined us in 2018 as a member of the Fiscal Council. Currently, he is an alternate member of Fiscal Council of Norte Energia S.A. and a member of the Audit Committee of Pré-sal Petróleo S.A. Mr. Cavalcanti Filho is a former member, among others, of the Board of Directors of Casa da Moeda do Brasil, Guaraniana S.A. (currently NeoEnergia) and Bolsa de Valores do Rio de Janeiro (alternate member) and a member of the Fiscal Council of Sadia S.A., ALL S.A., Login-Intermodal S.A. and CPFL S.A. He was also a former Financial Executive of Banco do Brasil S.A. and Investments General Manager of Brasilcap S.A. He holds a bachelor’s degree in economics and in philosophy from PUC – Pontificia Universidade Católica do Rio de Janeiro and Instituto Metodista Bennett in 1982.

Corporate Governance

We are incorporated under the laws of Brazil and we are subject to Brazilian laws related to corporate governance. Under Brazilian Corporate Law, there are no legal requirements with respect to corporate governance regarding (i) the independence of our Board of Directors, (ii) meetings of non-management directors, (iii) the mandatory establishment and composition of certain board committees or (iv) the adoption and disclosure of corporate governance guidelines or codes of business conduct and ethics. As a non-U.S. issuer, we are exempt from adopting certain NYSE corporate governance requirements. However, we aim to ensure that best practices, recommendations and standards of corporate governance are employed in our functioning and operations. As of December 31, 2020, we had adopted corporate governance practices, such as the requirement that at least 30% of the members of the Board of Directors be independent, the implementation of a code of ethics for Ultra S.A., Parth, senior officers and all employees, and the implementation of the strategy, people and audit and risks committees. According to our bylaws, the Fiscal Council will act on a non-permanent basis and will be installed when requested by our shareholders as set forth in Brazilian Corporate Law.

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

In 2005, we entered into an agreement with B3 and have complied with the requirements to become a Level 1 Company, which is the entrance level of the Differentiated Corporate Governance Practices of B3.

In 2011, the extraordinary general shareholders’ meeting and the special preferred shareholders’ meeting approved the conversion of each preferred share into one common voting share, the migration of Ultrapar to Novo Mercado segment of B3 and amendments to our bylaws. See “Exhibit 2.11—Rules of Novo Mercado”.

In 2017, new Listing Rules for the Novo Mercado were approved by the CVM and became effective as of January 2, 2018.

Some of the modifications of the Novo Mercado Listing Rules may be adopted until the General Shareholders Meeting of 2022, which include the following requirements: (i) set up an audit committee (statutory or non-statutory); (ii) structure and disclose a process of assessment of the Board of Directors, its committees and the executive officers; (iii) establish and disclose of a Code of Conduct, as well as a Compensation Policy, a Nomination Policy for the Board of Directors, its Committees and Executive Officer, a Risk Management Policy, a Related Party Transaction Policy and a Securities Trading Policy, all of them with minimum requirements. As of the date of this annual report, we are in full compliance with such rules.

Our bylaws are already adapted to the listing requirements of Novo Mercado. In addition, we have provisions that exceed such requirements. For example, according to the rules of Novo Mercado the minimum percentage of independent members of the Board of Directors is set at 20%, while a minimum of 30% is required in our bylaws. Our bylaws also establish a mandatory tender offer for 100% of the Company’s shareholders in the event a shareholder, or a group of shareholders acting in concert, acquire or become holder of 20% of the Company’s shares, excluding treasury shares. Our bylaws do not establish any limitation on voting rights, special treatment to current shareholders, public tender offers for a price above that of the acquisition price of shares or any other poison pill provisions, thus assuring the effectiveness of a majority shareholders’ approval on all matters to be deliberated. See “Exhibit 1.1—Bylaws of Ultrapar, dated as of April 14, 2021”.

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

As of December 31, 2020, Mr. Flávio Cesar Maia Luz, Ms. Ana Paula Vitali Janes Vescovi, Mr. Joaquim Pedro de Mello and Mr. José Maurício Pereira Coelho were members of the audit and risks committee appointed the Board of Directors at the meeting held on May 15, 2019, for a two-year term, that coincide with the term of office of the Directors. See “Exhibit 1.1—Bylaws of Ultrapar, dated as of April 14, 2021”. Their terms of office ended at the annual and extraordinary general shareholders’ meeting held on April 14, 2021. The Board of Directors appointed Ms. Ana Paula Vitali Janes Vescovi, Mr. Jorge Marques de Toledo Camargo and Mr. José Maurício Pereira Coelho as members of the audit and risks committee in a meeting held on April 14, 2021. Ms. Ana Paula Vitali Janes Vescovi will also act as coordinator of the committee.

Description of the People Committee

Our bylaws establish the people committee as an ancillary body of the Board of Directors. The people committee shall (a) pursuant to the proposal received from the Chief Executive Officer, propose to the Board of Directors and periodically revise the parameters and guidelines of a remuneration and benefits framework to directors, executive officers and senior employees of the Company and subsidiaries, and members of the committees and other governing bodies assisting the Board of Directors, (b) propose to the Board of Directors, pursuant to the proposal received from the Chief Executive Officer, the overall compensation of the directors and executive officers of the Company, which shall be submitted to the shareholders’ meeting, and propose the individual compensation of the Board of Executive Officers; (c) ensure that the Company prepares itself adequately for the succession of its directors, executive officers and other key employees, particularly the Chief Executive Officer and the principal executive officers; and (d) carry out diligence and supervise the steps taken to ensure that the Company adopts a model of competence and leadership, attraction, retention and motivation in line with its strategic plans. As approved at the extraordinary and annual general shareholders’ meeting held on April 10, 2019, the denomination of such committee was modified from the people and organization to the people committee. In addition, the composition of such committee was modified to determine that it shall be comprised of at least three members, of which at least two must be independent directors. See “Exhibit 1.1—Bylaws of Ultrapar, dated as of April 14, 2021”.

The people committee was installed by the Board of Directors at the meeting held on November 9, 2011. As of December 31, 2020, Mr. Alexandre Gonçalves Silva, Mr. Nildemar Secches, Mr. Lucio de Castro Andrade Filho and Mr. José Galló were members of the people committee as appointed by the Board of Directors at the meeting held on May 15, 2019 for a two-year term, that coincide with the term of office of the Directors. See “Exhibit 1.1—Bylaws of Ultrapar, dated as of April 14, 2021”. Their terms of office ended at the annual and extraordinary general shareholders’ meeting held on April 14, 2021. The Board of Directors appointed Mr. José Galló, Mr. Lucio de Castro Andrade Filho, Mr. Alexandre Teixeira de Assumpção Saigh and Mr. José Luiz Alquéres as members of the people committee in a meeting held on April 14, 2021. Mr. José Galló will also act as coordinator of the committee.

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

As of December 31, 2020, Mr. Pedro Wongtschowski, Ms. Flávia Buarque de Almeida, Mr. Jorge Marques de Toledo Camargo and Mr. Lucio de Castro Andrade Filho were members of the strategy committee appointed by the Board of Directors at the meeting held on May 15, 2019, for a two-year term, that coincide with the term of office of the Directors. See “Exhibit 1.1—Bylaws of Ultrapar, dated as of April 14, 2021”. Their terms of office ended at the annual and extraordinary general shareholders’ meeting held on April 14, 2021. The Board of Directors appointed Mr. Pedro Wongtschowski, Ms. Flávia Buarque de Almeida, Mr. Jorge Marques de Toledo Camargo and Mr. Marcos Marinho Lutz as members of the strategy committee in a meeting held on April 14, 2021. Mr. Pedro Wongtschowski will also act as coordinator of the committee.

Termination Agreements

Not applicable.

D. Employees

As of December 31, 2020, we had 15,946 employees. The following table sets forth our number of employees per line of business at the dates indicated:

	As of December 31,
	Number of employees
	2020	2019	2018
Holding	405	393	440
Ultragaz	3,397	3,414	3,511
Ultracargo	926	792	710
Oxiteno	1,851	1,844	1,943
Ipiranga	3,378	3,289	3,318
Extrafarma	5,921	6,292	7,112
abastece aí	68	—	—
Ultrapar	15,946	16,024	17,034

Ultrapar’s employees are covered by collective agreements with the labor unions that represent different industry sectors: Ultragaz in the gas and oil products sectors; Ipiranga in the fuel distribution sector; Oxiteno in the chemicals sector; Ultracargo in the storage sector; Extrafarma in the retail pharmacy business; and Holding and abastece aí in the trade union of accounting service companies since January 2020. All agreements, signed between the companies and labor unions of each sector, addresses social, financial, labor union and labor relations issues.

In 2001, our Board of Directors approved the adoption of a defined contribution pension plan to be sponsored by Ultrapar and each of its subsidiaries. Participating employees have been contributing to this plan, managed by Ultraprev—Associação de Previdência Complementar, since 2001. Under the terms of the plan, every year each participating employee chooses his or her basic contribution to the plan. Each sponsoring company provides a matching contribution in an amount equivalent to each basic contribution, up to a limit of 11% of the employee’s base salary, according to the rules of the plan. As participating employees retire, they may choose to receive either (i) a monthly sum ranging between 0.3% and 1.0% of their respective contribution (including accumulated funds) in Ultraprev or (ii) a fixed monthly amount which will exhaust their respective contribution (including accumulated funds) over a period of 5 to 35 years. The sponsoring company does not guarantee the amounts, or the duration of the benefits received by each employee that retires. The total number of participating employees as of December 31, 2020 was 7,290.

E. Share Ownership

In accordance with our bylaws, our common shares are our sole class of capital stock authorized and outstanding. They entitle their holders to voting rights on any matter. See “Item 6.C. Directors, Senior Management and Employees—Board Practices—Corporate Governance”.

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

On February 19, 2020, August 18, 2020 and February 24, 2021, our Board of Directors approved the issuance of 2,108,542, 86,978 and 70,939, respectively, common shares within the limits of the authorized capital stock pursuant to Article 6 of the Company’s Bylaws, due to the partial exercise of the subscription warrants issued by the Company to the former Extrafarma shareholders in connection with the merger of shares of Extrafarma in 2014. As of the date of this annual report, the Company’s capital stock is represented by 1,115,076,651 common shares, all of them nominative and with no par value.

The table below sets forth the number of our common shares beneficially owned by each of our current directors and executive officers as of December 31, 2020, including through their participation in Ultra S.A., and does not reflect changes to our capital stock subsequent to such date:

	Total
	Common Shares	%
Board of Directors
Pedro Wongtschowski(1)	4,806,891	0.4%
Lucio de Castro Andrade Filho(1)	11,298,309	1.0%
Alexandre Teixeira de Assumpção Saigh(2)	—	0.0%
Ana Paula Vitali Janes Vescovi	—	0.0%
Flávia Buarque de Almeida	—	0.0%
Jorge Marques de Toledo Camargo	—	0.0%
José Gallo(3)	76,000	0.0%
José Luiz Alquéres(4)	—	0.0%
José Maurício Pereira Coelho	—	0.0%
Marcos Marinho Lutz(4)	1,852,991	0.2%
Otávio Lopes Castello Branco Neto(4)	—	0.0%
Executive Officers
Frederico Pinheiro Fleury Curado(5)	806,507	0.1%
Rodrigo de Almeida Pizzinatto(5)	274,821	0.0%
Décio de Sampaio Amaral(5)	159,161	0.0%
João Benjamin Parolin(5)	81,044	0.0%
Marcelo Pereira Malta de Araújo(3) (5)	336,117	0.0%
Tabajara Bertelli Costa(5)	220,000	0.0%
Board of Directors and Executive Officers	19,911,841	1.8%
Total(6)	1,115,005,712

(1)  Individuals who beneficially own shares primarily through their participation in the holding company Ultra S.A. See “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders”.

(2)  Member of the Board of Directors elected for his first term at the extraordinary general shareholders’ meeting held in September 2020.

(3)  Individual who owns shares through an exclusive fund.

(4)  Members of the Board of Directors elected for their first term at the annual general shareholders’ meeting held in April 2021.

(5)  Executives who were granted shares through the Deferred Stock Plan.

(6)  The total number of common shares has not been adjusted to reflect the issuance of 70,939 new common shares that occurred in February 2021 as a result of the partial exercise of the subscription warrants issued to the former Extrafarma shareholders.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The table below shows the capital stock of Ultrapar as of the date of this annual report:

	Total
	Common Shares	%
Shareholders
Ultra S.A. Participações	279,593,690	25%
Parth do Brasil Participações	85,667,912	8%
BlackRock, Inc	55,813,586	5%
Others	694,001,463	62%

Total(1)	1,115,076,651	100%

(1)  The total number of common shares has been adjusted to reflect the issuance of 70,939 new common shares that occurred in February 2021 as a result of the partial exercise of the subscription warrants issued to the former Extrafarma shareholders.

Ownership and Capital Structure of Ultra S.A. Participações and Parth do Brasil Participações

As of December 31, 2020, Ultra S.A. and Parth owned approximately 25% and 8%, respectively, of Ultrapar’s voting shares. As of December 31, 2020, the capital stock of Ultra S.A. and Parth were beneficially owned as follows:

Ultra S.A.
	Total
	Shares	%
Shareholders
Pátria Private Equity VI FIP Multiestratégia	18,958,000	20%
Fabio Igel.	17,118,601	18%
Ana Maria Levy Villela Igel	12,477,584	13%
Christy Participações LTDA	9,039,643	10%
Marcia Igel Joppert	7,605,892	8%
Joyce Igel de Castro Andrade	6,998,377	7%
IgelPar Participações S.A	4,075,862	4%
Others	12,984,611	14%
Total Shareholders	89,258,570	94%

Directors and officers
Lucio de Castro Andrade Filho	3,880,337	4%
Pedro Wongtschowski	1,650,918	2%
Total directors and officers	5,531,255	6%
Total	94,789,825	100%

Parth
	Total
	Shares	%
Shareholders
Jennings Luis Igel Hoffenberg	61,788,141	36%
Pedro Igel de Barros Salles	59,144,754	34%
Bettina Igel Hoffenberg	42,267,183	24%
Venus Quartz LLC	9,595,506	6%
Total Shareholders	172,795,584	100%

Shareholders’ Agreements

On May 2, 2018, Ultra S.A. and Parth executed a shareholders’ agreement to set forth a set of rules to govern the relationship between these two shareholders. This 2018 Shareholders’ Agreement replaced the Ultra S.A. shareholders’ agreement executed in 2014 and should be in force for a period of five years, automatically renewable for a further period of five years, except if a termination notice is sent by one party to the other up to six (6) months before the end of its term.

The 2018 shareholders agreement’s main terms were substantially related to (i) how Ultra S.A., Parth and its shareholders should vote at Ultrapar’s shareholders meetings; (ii) procedures to exchange any party’s shares in Ultra S.A. or in Parth for shares of Ultrapar; and (iii) procedures applicable to the exercise of right of first refusal, preemptive rights and drag along rights. Additionally, any third party purchasing Ultra S.A.’s shares bound by the shareholders’ agreement must agree to be bound by the shareholders’ agreement. See “Exhibit 2.7—2018 Shareholders’ Agreement, dated as of May 2, 2018”.

In July 2019, Ultra S.A. informed the Company that its shareholders approved the disposal of all shares issued by Ultra S.A. held by Mr. Paulo Guilherme Aguiar Cunha and his family, which was concluded through certain transactions carried out in November 2019 (see our Form 6-K furnished to the SEC on November 29, 2019). As a result, Mr. Paulo Guilherme Aguiar Cunha and his family no longer held any shares issued by Ultra S.A. and, therefore, parties to the Ultrapar’s 2018 Shareholders’ Agreement.

On August 18, 2020, Ultra S.A. and Parth entered into the 2020 Shareholders’ Agreement to include Pátria, in its capacity as Ultra S.A.'s shareholder then holding a 20% stake in Ultra S.A.'s capital stock, as consenting intervening party, therefore bound by the provisions of the 2020 Shareholders' Agreement. The 2020 Shareholders’ Agreement replaced the 2018 Shareholders’ Agreement in its entirety, and the terms and conditions remain substantially the same of the latter. As of the date of this annual report, the 2020 Shareholders' Agreement binds a total of shares representing 34.5% of the Company’s capital stock. See “Exhibit 2.13—2020 Shareholders’ Agreement, dated as of August 18, 2020”.

B. Related Party Transactions

As of December 31, 2020, Ultrapar is responsible for guarantees and securities provided to subsidiaries in the amount of R$13,758.0 million. This disclosure of related party transactions is provided for purposes of the rules governing Annual Reports on Form 20-F and is not meant to suggest that these matters would be considered related party transactions under IFRS.

Utingás’ bylaws provide for each of its shareholders to use a proportion of Utingás’ total storage capacity equal to such shareholder’s proportionate ownership of Utingás. Accordingly, Ultragaz is entitled to use 4.2 thousand tons of LPG storage capacity at Utingás’ facilities, reflecting Ultragaz’s 57% ownership in Utingás. The amount of payments made by Ultragaz to Utingás in 2020 with respect to the use of storage capacity at Utingás’ facilities totaled R$7.8 million.

The related parties’ transactions for financial statements purposes are transactions between the subsidiaries of the Ultrapar with joint-ventures and associates companies that are not eliminated in the consolidation of financial statements. The main related parties’ transactions are related to RPR, Chevron’s companies and ConectCar. See note 8.a to our consolidated financial statements for a detailed breakdown of related party transactions as of December 31, 2020.

  Interests of Expert and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION
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
  amounts allocated to the income tax exemption reserve;
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

Brazilian Corporate Law provides that all statutory allocations of net profit, including the unrealized profits reserve and the reserve for investment projects, are subject to approval by the shareholders voting at a general shareholders’ meeting and may be used for capital increases or for the payment of dividends in subsequent years. The legal reserve is also subject to approval by the general shareholders’ meeting and may be transferred to capital or used to absorb losses but is not available for the payment of dividends in subsequent years.

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

The amount of retention of profits and investments reserve are free of distribution restrictions and totaled R$3.7 billion as of December 31, 2020.

For 2020, we declared dividends to our shareholders of R$480 million, of which R$424 million corresponding to 50% of our reported adjusted net income for 2020 and R$55 million corresponding to the additional dividends to minimum mandatory. For 2019, we declared dividends to our shareholders of R$479 million, of which R$355 million corresponding to 95% of our reported net income for 2019 and R$124 million from income reserves of previous years. On February 24, 2021, our Board of Directors approved the distribution of dividends, payable from the net earnings account for the 2020 fiscal year, equivalent to R$0.44 per common share, paid from March 12, 2021 onwards.

We usually pay dividends twice a year – interim dividends are paid after the reporting of the second quarter financial statements and the remaining is paid after the reporting of the annual financial statements. As a measure of cash containment, the management opted to not pay interim dividends for the current year.

The following table sets forth the dividends per share distributed by us, which reflects retroactively the approval of the stock split on April 10, 2019, which became effective on April 24, 2019.

Dividend history

Year ended December 31,	Common shares(1)
	(in Reais per share)	(in US$ per share)(2)
2016	0.84	0.26
2017	0.88	0.27
2018	0.63	0.16
2019	0.44	0.10
2020	0.44	0.08

(1)  Dividends per share take into account the stock split approved on April 10, 2019 and implemented on April 24, 2019. The number of shares used in the dividends per share calculation has not been retrospectively adjusted to reflect the issuance of 2,108,542, 86,978 and 70,939 new common shares that occurred in February 2020, August 2020 and February 2021, respectively, as a result of the partial exercise of the subscription warrants issued to the former Extrafarma shareholders.

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

The table below demonstrates the breakdown of provisions by nature and its movement (in millions of Reais):

Provisions	2019	Additions	Write-offs	Payments	Monetary restatement	2020
Income taxes and contribution on net profit	541.3	-	(0,5)	-	7.1	547.9
PIS and COFINS	10.2	-	(10.3)	-	0.1	-
ICMS	96.5	15.6	-	(4.1)	0.6	108.6
Civil, Environmental and Regulatory claims	85.9	-	(4.1)	(24.2)	0.2	57.8
Labor litigation	98.0	6.4	-	(17.1)	3.4	90.7
Others	92.8	-	(0,3)	-	0.6	93.2
Total	924.6	22.0	(15.1)	(45.4)	12.0	898.0
Current	40.5					43.7
Non-current	884.1					854.4

Some of the provisions above consist, in whole or in part, of escrow deposits. The balance of these escrow deposits are as follows (in millions of Reais):

	Year ended December 31,
	2020	2019
Tax matters	789.6	753.8
Labor litigation	57.6	71.6
Civil and others	102.6	96.0
Total — non-current asset	949.8	921.4

Social Security and tax provisions. On October 7, 2005, the subsidiaries Cia. Ultragaz and Bahiana filed for and obtained a preliminary injunction to recognize and offset PIS and COFINS credits on LPG purchases, against other taxes levied by the Brazilian Internal Revenue Service, notably IRPJ and CSLL. The decision was confirmed by a trial court on May 16, 2008. Under the preliminary injunction, the subsidiaries made escrow deposits for these debits which amounted to R$523.1 million as of December 31, 2020 (R$515.8 as of December 31, 2019). On July 18, 2014, a second instance unfavorable decision was published, and the subsidiaries suspended the escrow deposits, and started to pay income taxes from that date. To revert the court decision, the subsidiaries presented a writ of prevention which was dismissed on December 30, 2014, and the subsidiaries appealed this decision on February 3, 2015. Appeals were also presented to the respective higher courts Superior Court of Justice (“STJ”) and Federal Supreme Court (“STF”) whose final trial are pending.

Civil, environmental and regulatory provisions. Ultrapar and certain subsidiaries are engaged in lawsuits and administrative proceedings, mainly derived from contracts entered into with customers and former suppliers, as well as proceedings related to environmental and regulatory issues. The company and its subsidiaries maintained total provisions of R$57.8 million as of December 31, 2020 (R$85.9 million as of December 31, 2019) for such lawsuits and administrative proceedings. Our subsidiary IPP entered into an agreement in two civil proceedings that were provisioned for the expected amount of loss in the amount of R$27.9 million. The cases were closed with a reduction in the provision in the period.

Labor provisions. The Company and its subsidiaries maintain provisions of R$90.7 million as of December 31, 2020 (R$98.0 million as of December 31, 2019) for labor litigation filed by former employees and by employees of our service providers mainly contesting the non-payment of labor rights.

Contingent liabilities. The Company and its subsidiaries are party to various tax, civil, environmental, regulatory and labor proceedings for which the risk of loss has been classified as either “possible” or “remote” by our in-house legal department and external advisors. Based on this assessment, we have not recorded provisions for proceedings with either a possible or remote risk of loss, pursuant to applicable accounting standards. The total amount involved in proceedings for which the risk of loss was classified as possible was R$3.24 billion as of December 31, 2020 (R$2.84 billion as of December 31, 2019).

Tax and social security contingent liabilities. The Company and its subsidiaries have tax and social security contingent liabilities of R$2.42 billion as of December 31, 2020 (R$2.03 billion as of December 31, 2019), as further described below.

Our subsidiary IPP and its subsidiaries have assessments invalidating the offset of excise tax (“IPI”) credits in connection with the purchase of raw materials used in the manufacturing of products which sales are not subject to IPI under the protection of tax immunity. The amount of this contingency was R$176.4 million as of December 31, 2020 (R$173.7 million as of December 31, 2019).

Our subsidiary IPP and its subsidiaries have legal proceedings related to ICMS. The total amount involved as of December 31, 2020 in these proceedings, was R$958.1 million (R$836.8 million as of December 31, 2019). Such proceedings arose mostly due to (i) the disregard of ICMS credits amounting to R$300.7 million (R$319.8 million as of December 31, 2019), of which R$92.7 million (R$126.8 million as of December 31, 2019) refer to proportional reversal requirement of ICMS credits related to the acquisition of hydrated alcohol; (ii) the alleged nonpayment in the amount of R$98.2 million (R$92.6 million as of December 31, 2019); (iii) conditional use of tax incentive in the amount of R$119.9 million (R$117.8 million as of December 31, 2019); and (iv) inventory differences in the amount of R$269.6 million (R$172.7 million as of December 31, 2019) related to the leftovers or faults due to temperature changes or product handling.

We and our subsidiaries are parties to administrative and judicial suits involving income tax, social security contribution, PIS and COFINS, substantially about denials of offset claims and credits disallowance which total amount was R$709.3 million as of December 31, 2020 (R$699.4 million as of December 31, 2019).

One of said suits consists of a tax assessment related to the IRPJ and CSLL received by IPP, which results from the supposedly undue amortization of the goodwill paid in connection with its acquisition of a subsidiary, in the amount of R$212.4 million as of December 31, 2020 (R$208.4 million as of December 31, 2019), which includes income taxes, interest and penalties. Management assessed the likelihood of the tax assessment, supported by the opinion of our legal advisors, as “possible”, and therefore did not recognize a provision for this assessment.

Civil, environmental and regulatory contingent liabilities. The Company and its subsidiaries have civil, environmental and regulatory contingent liabilities in the total amount of R$561.7 million as of December 31, 2020 (R$549.7 million as of December 31, 2019), as further described below.

Our subsidiary Cia. Ultragaz is party to an administrative proceeding before CADE based on alleged anti-competitive practices in the state of Minas Gerais in 2001. CADE rendered a decision against Cia. Ultragaz and imposed a penalty of R$33.9 million as of December 31, 2020 (R$33.6 million as of December 31, 2019). This decision was suspended by a court order and its merit is being judicially reviewed.

In 2016, subsidiary Cia. Ultragaz also became a party to two administrative proceedings filed by CADE relating to allegations of anti-competitive practices:

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
  The second proceeding relates to anti-competitive practices in the Federal District and surrounding and involves only Cia. Ultragaz. Cia. Ultragaz signed a TCC with respect to this proceeding that was approved by CADE on September 6, 2017. Pursuant to the TCC, Cia. Ultragaz agreed to pay a penalty of R$2.2 million, in a single installment on the date corresponding to 180 days from the date of publication of CADE’s approval. Two former employees of Ultragaz also signed TCC and agreed to pay R$50 thousand each in fines. As a result of said TCC, the proceeding against Cia. Ultragaz will be suspended until final decision by CADE Tribunal.

The subsidiary IPP became party to two administrative proceedings filed by CADE related to allegations of anticompetitive practices in the city of Joinville, state of Santa Catarina and in the Federal District. The procedure related to the anticompetitive acts of Joinville filed in October 2015 is ongoing (as of the date of this annual report two favorable votes and one unfavorable vote have been pronounced), while the Federal District proceeding, resulting from an administrative inquiry initiated in 2012 converted into an administrative proceeding in June 2020, is in the defense presentation stage. Besides these, in April 2019, IPP received an administrative fine in the amount of R$40.7 million, for allegedly influencing uniform commercial conduct among fuel resellers around the city of Belo Horizonte, state of Minas Gerais. In this case, the Company decided to challenge the penalty imposed by the competent judicial courts and thus the enforceability of the fine was suspended. Management did not record any provisions for these proceedings based on the opinion of outside legal counsel that classified the probability of loss as remote.

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

On November 29, 2016, a technical opinion was issued by the Operational Support Center for Execution (Centro de Apoio Operacional à Execução – CAEX), a technical body linked to the São Paulo State Public Prosecutor (“MPE”), presenting a proposal setting forth an estimate of monetary damages for the alleged environmental impact caused by the fire on April 2, 2015 at the Santos Terminal of the subsidiary Tequimar. This technical opinion is non-binding, with no condemnatory or sanctioning nature, and will still be evaluated by the authorities and parties. The Company disagrees with the methodology and the assumptions adopted in the proposal and has been negotiating an agreement with the MPE and the Brazilian Federal Public Prosecutor (“MPF”), since the beginning of the investigation. As of the date of this annual report, no civil lawsuit has been filed on the matter. The negotiations relate to the indemnification of the alleged damages. On May 15, 2019, the subsidiary Tequimar signed a Partial Conduct Adjustment Commitment Agreement (“TAC”) in the amount of R$67.5 million with the MPE and MPF to indemnify diffuse and collective damages of any kind arising from the fish mortality and the damage caused to the ichthyofauna. The negotiations on indemnification of other alleged damages are still ongoing and, once concluded, may result in additional payments and potential liabilities related to the project costs that may affect the Company’s future financial results. In the criminal sphere, the MPF filed a lawsuit against the subsidiary Tequimar, which was serviced and submitted its defense to the complaint on June 19, 2018. On September 12, 2019, at a hearing before the federal court of Santos, the MPF and Tequimar agreed, and the judicial authority approved, the conditional suspension of the criminal proceedings for a period of 2 years, after which Tequimar shall be required to demonstrate the due performance of the Partial TAC signed, with the obligation of a complementary allocation of R$13.0 million to the Fisheries Management Project, and thus achieve the definitive dismissal of the criminal process. This amount was provisioned in 2019 and was paid in February 4, 2021. In addition, as of December 31, 2020, there were contingent liabilities not recognized related to lawsuits in the amount of R$4.4 million (R$11.4 million as of December 31, 2019). On December 31, 2019 and December 31, 2020 there were no extrajudicial lawsuits. For more information see note 23 to our consolidated financial statements.

Labor contingent liabilities. The Company and its subsidiaries have labor contingent liabilities in the total amount of R$256.3 million as of December 31, 2020 (R$262.3 million as of December 31, 2019), as further described below.

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

Lubricants operation between IPP and Chevron. In the process of establishing the joint-venture between Chevron and subsidiary IPP, the companies agreed that each shareholder of the new company would be responsible for any claims arising out of any acts, facts or omissions prior to their formation. The liability provisions of the Chevron shareholder in the amount of R$101.7 million as of December 31, 2020 (R$5.4 million as of December 31, 2019) are reflected in the consolidated financial statements, as well as the contingent liabilities identified at the date of acquisition, whose provision amount of R$198.9 million was recognized as a business combination on December 1, 2017, with the balance of R$102.8 million as of December 31, 2020 (R$188.1 million as of December 31, 2019). The amount provisioned of Chevron’s liability recognized in the business combination will be reimbursed to subsidiary Iconic in the event of losses and an indemnity asset was hereby constituted in the same amount, without the need to establish a provision for uncollectible amounts.

Exclusion of ICMS from the PIS and COFINS base. On March 15, 2017, STF decided that ICMS is not included in the PIS and COFINS basis. All of our subsidiaries that are impacted by the decision have filed lawsuits to have this right, recognized by the court. For the subsidiaries Oxiteno S.A., Extrafarma, Tequimar, Tropical, Ipiranga, EMCA and Oleoquímica final and unappealable decisions were issued, and the respective subsidies to prove the amounts to be refunded were duly confirmed by management and recorded in results, up to the present year of 2020, the amount of up to R$747.0 million (up to R$338.1 million as of December 31, 2019). As a result of injunctions obtained, some subsidiaries have already excluded the ICMS in the amount of R$215.4 million until December 31, 2020 (R$141.6 million as of December 31, 2019) from the PIS and COFINS calculation base. The amounts to be recovered from the other subsidiaries will be recognized to the extent that final and unappealable decisions of the individual actions are issued and the subsidies are confirmed. The Company’s management emphasizes that it is possible for the STF to modulate the effects of the judgment, either by restricting its effectiveness or determining when the decision will become effective, or by reinterpreting the value of ICMS to be excluded. After the decision of the STF has become final and unappealable, the Company’s management will assess the impact on the shares of its subsidiaries, which may result in a reduction in the claimed tax credits.

Antitrust matters

Acquisition of Liquigás Distribuidora S.A. The acquisition of 100% of Liquigás by Cia. Ultragaz S.A. was submitted to the antitrust authorities on April 7, 2017. On August 28, 2017, the General Superintendence issued a non-binding opinion objecting to the transaction. On February 28, 2018, CADE rejected the transaction relating the acquisition of Liquigás. The contract was automatically terminated, pursuant to which Ultragaz paid a fine on March 13, 2018, in favor of Petrobras in the amount of R$286.2 million as per the terms of original sale and purchase agreement.

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

  Significant Changes

None.

ITEM 9. THE OFFER AND LISTING
  Offer and Listing Details

Not required.

  Plan of Distribution

Not applicable.

  Markets

Our shares are listed on the São Paulo Stock Exchange under the ticker symbol “UGPA3” and the ADSs are listed on NYSE under the symbol “UGP”.

  Offer and Listing Details

Not required.

  Plan of Distribution

Not applicable.

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

As a result of the Conversion, due to new capital structure, other shareholders’ rights are currently not applicable, for instance, the right to separate elections for the Board of Directors and Fiscal Council. On the other hand, common shareholders are entitled to voting rights in any matter.

Since our shares are listed on the Novo Mercado, we are required to comply with heightened requirements for corporate governance. In addition, we are not permitted to issue preferred shares or any shares with restricted voting rights while listed on this segment pursuant to its rules. As of January 2, 2018, the new rules for Novo Mercado came into effect. Despite the fact that the companies listed in this segment must fully comply with the regulations until the general shareholders’ meeting of 2022, our bylaws were already amended on April 10, 2019 to reflect these rules and therefore as of the date of this annual report we are in full compliance with such rules.

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

As of December 31, 2020, our subscribed and paid-in capital stock consisted of 1,115,005,712 common shares, all of which have equal voting and equity rights, with no par value, of which 26,964,736 common shares were held in treasury.

On February 24, 2021, our Board of Directors confirmed the issuance of 70,939 common shares within the limits of the authorized capital stock pursuant to Article 6 of the Company’s Bylaws, due to the partial exercise of the subscription warrants issued by the Company as of the approval of the Extrafarma transaction. These common shares have the same rights assigned to the other shares previously issued by the Company.

As of the date of this annual report, the Company’s capital stock is represented by 1,115,076,651 common shares, all of them nominative and with no par value.

Subscription Warrants

As a result of the Extrafarma Transaction, the Company issued subscription warrants to the former Extrafarma shareholders which could potentially lead to the issuance of up to 6,411,244 shares, taking into account the stock split approved in April 2019 (3,205,622 shares prior to the April 2019 stock split). The subscription warrants were partially exercised in February 2020, August 2020 and February 2021, and the Company issued a total amount of 2,266,459 common shares. Therefore, as of the date of this annual report, the exercise of the remaining subscription warrants by the former Extrafarma shareholders could potentially lead to the issuance of up to 3,567,069 additional shares of Ultrapar. See “Item 4.A. Information on the Company — History and Development of the Company – Extrafarma”.

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

C. Material Contracts

2018 Shareholders’ Agreement

On May 2, 2018, Ultra S.A. and Parth executed a shareholders’ agreement to set forth a set of rules to govern the relationship between these two shareholders, binding on December 31, 2019 a total of shares representing 29.4% of the Company’s capital stock. This shareholders’ agreement replaced the Ultra S.A. shareholders’ agreement executed in 2014 and should be in force for a period of five years, automatically renewable for an equal period, except if a termination notice is sent by one party to the other up to six (6) months before the end of its term. The 2018 Shareholders Agreement’s main terms were substantially related to (i) the decision process of how Ultra S.A., Parth and its shareholders should vote at Ultrapar’s shareholders meetings; (ii) procedures to exchange any party’s shares in Ultra S.A. or in Parth for shares of Ultrapar; and (iii) procedures applicable to the exercise of right of first refusal, preemptive rights and drag along rights. Additionally, any third party purchasing Ultra S.A.’s shares bound by the shareholders’ agreement must agree to be bound by the shareholders’ agreement. See “Exhibit 2.7 — 2018 Shareholders’ Agreement, dated as of May 2, 2018”.

2020 Shareholders’ Agreement

On August 18, 2020, Ultra S.A. and Parth entered into the 2020 Shareholders’ Agreement to include Pátria, in its capacity as Ultra S.A.'s shareholder then holding a 20% stake in Ultra S.A.'s capital stock, as consenting intervening party, therefore bound by the provisions of the 2020 Shareholders' Agreement. The 2020 Shareholders’ Agreement replaced the 2018 Shareholders’ Agreement in its entirety, and the terms and conditions remain substantially the same of the latter. As of the date of this annual report, the 2020 Shareholders' Agreement binds a total of shares representing 34.5% of the Company’s capital stock. See “Exhibit 2.13—2020 Shareholders’ Agreement, dated as of August 18, 2020”.

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

In July 2020, Ultrapar reopened its 2029 notes issued in the international market and issued additional notes in the total amount of US$ 350.0 million at an interest rate of 5.25% per year with the same characteristics of the 2029 notes (Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness—Notes in the Foreign Market”.

As a result of the issuance of the notes in the foreign market, Ultrapar and its subsidiaries are required to perform certain obligations, including:

  Restriction on sale of all or substantially all assets of Ultrapar and subsidiaries Ultrapar International and IPP;
  Restriction on encumbrance of assets exceeding US$150 million or 15% of the amount of the consolidated tangible assets.

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

Promissory Notes

In April 2020, Ultrapar completed its second public issuance of notes in the principal amount of R$1,000.0 million with maturity in April 2021 and bearing interest at DI + 3.1% per annum, payable semiannually, with principal due at maturity. The proceeds of the issuance were used to finance working capital.

For further detail on financial instruments of Ultrapar and its subsidiaries, see note 16 to our consolidated financial statements and “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness”.

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

Portfolio foreign investments are regulated by Resolution No. 4,373 and CVM Resolution 13, as amended, or CVM Resolution 13. Resolution No. 4,373 provides that foreign investors may invest in financial and capital markets in Brazil, including by means of the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers, provided that certain requirements are fulfilled.

Under Resolution No. 4,373, foreign investors may invest in the same instruments and operational modalities available to the investors residing or domiciled in Brazil. The definition of foreign investor includes individuals, legal entities, funds and other collective investment entities, residing, domiciled or headquartered abroad.

Pursuant to Annex I of Resolution No. 4,373 and CVM Resolution 13, among the requirements applicable, in order to invest in Brazil under the mentioned resolution, a foreign investor must:

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
  through its representative in Brazil, register its foreign investment with the Central Bank; and
  appoint an authorized custodian in Brazil for its investments, which must be a financial institution or entity duly authorized by the Central Bank or CVM. Pursuant to article 2, §4º of the Annex I of Resolution No. 4,373, individuals are not subject to this requirement

Securities and other financial assets held by non-Brazilian investors pursuant to Annex I Resolution No. 4,373 must be registered or maintained in deposit accounts or under the custody of an entity duly authorized by the Central Bank or the CVM, as applicable, or be registered with clearing houses and other entities that provide services of registration, clearing and settlement duly licensed by the Brazilian Central Bank or the CVM, as applicable. In the case of Depositary Receipts (DRs), the record must be made by the Brazilian custodian entity on behalf of the foreign depositary institution.

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

In addition, Resolution No. 4,373 does not allow foreign investors to perform investments or sell the invested assets outside of organized markets, except as expressly authorized by the CVM through specific regulation or according to the exceptions provided in CVM Resolution 13. Pursuant to CVM Resolution 13, the exceptions for investments outside of organized markets include subscription, stock bonus, initial public offers and the exercise of put options for shareholders that remain following a tender offer, among others.

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

Dividends on our shares or ADSs received by a U.S. Holder will generally be treated as foreign source income and will generally constitute passive category income for U.S. foreign tax credit purposes. Subject to certain conditions and limitations under U.S. federal income tax law concerning credits or deductions for non-U.S. taxes and certain exceptions for short-term and hedged positions, a Brazilian withholding tax imposed on dividends would be treated as a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or at a U.S. Holder’s election may be deducted in computing taxable income if the U.S. Holder has elected to deduct all foreign income taxes for the taxable year). The rules with respect to foreign tax credits are complex and U.S. Holders should consult their tax advisors regarding the availability of the foreign tax credit under their circumstances.

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

   Dividends and Paying Agents

Not applicable.

   Statement by Experts

Not applicable.

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

You should read this discussion along with the note 33 to our consolidated financial statements.

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

Currency risk

Most business operations of Ultrapar are located in Brazil and, therefore, the reference currency for risk management is the Real. Currency risk management is guided by neutrality of currency exposures and considers risks of Ultrapar and its exposure to changes in exchange rates. The Company considers as its main currency exposures the assets and liabilities in foreign currency and the short-term flow of net sales in foreign currency of Oxiteno.

The Company uses exchange rate hedging instruments (especially between the Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, receipts and disbursements in foreign currency and net investments in foreign operations. Therefore, hedge is used in order to reduce the effects of changes in exchange rates on the Company’s income and cash flows in Reais within the exposure limits under its Policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, receipts and disbursements in foreign currency to which they are related. Assets and liabilities in foreign currencies are stated below, translated into Reais as of December 31, 2020, 2019 and 2018:

Assets and liabilities in foreign currency

In millions of Reais	2020	2019	2018
Assets in foreign currency
Cash, cash equivalents and financial investments in foreign currency (except hedging instruments)	1,413.3	455.6	254.2
Foreign trade receivables, net of allowance for doubtful accounts and advances to foreign customers	307.8	213.5	235.1
Other net assets foreign (except cash, cash equivalents, financial investments, trade receivables, financing and payables)	1,767.6	1,445.0	1,384.9
	3,488.7	2,114.1	1,874.2
Liabilities in foreign currency
Financing in foreign currency gross of transaction costs and negative goodwill	(9,246.7)	(6,895.1)	(5,515.6)
Payables arising from imports, net of advances to foreign suppliers	(633.0)	(344.5)	(567.7)
	(9,879.7)	(7,239.6)	(6,083.3)
Foreign currency hedging instruments	4,837.6	3,636.4	2,483.0
Net asset (liability) position – Total	(1,553.4)	(1,489.0)	(1,726.1)
Net asset (liability) position – Income statement effect	186.3	452.0	282.7
Net asset (liability) position – Shareholders’ equity effect	(1,739.7)	(1,941.1)	(2,008.8)

Sensitivity analysis of assets and liabilities in foreign currency

Scenarios I, II and III were based on 10%, 25% and 50% variations, respectively, applied on the net position of the Company exposed to the currency risk, simulating the effects of appreciation and devaluation of the Real in the income statement and the equity:

The table below shows the effect of exchange rate changes on different scenarios, based on the total liability position of R$1,553.4 million in foreign currency.

		Scenario I	Scenario II	Scenario III
In millions of Brazilian Reais	Risk	Likely	25%	50%
(1) Income statement effect	Real devaluation	18.6	46.6	93.2
(2) Shareholders’ equity effect		(174.0)	(434.9)	(869.9)
(1) + (2)	Net effect	(155.3)	(388.4)	(776.7)
(3) Income statement effect	Real appreciation	(18.6)	(46.6)	(93.2)
(4) Shareholders’ equity effect		174.0	434.9	869.9
(3) + (4)	Net effect	155.3	388.4	776.7

The shareholders’ equity effect refers to cumulative translation adjustments of changes in the exchange rate on equity of foreign subsidiaries (see notes 2.s.1 and 25.g.2 to our consolidated financial statements), net investments hedge in foreign entities, cash flow hedge of firm commitments and highly probable transactions (see notes 2.c and 33.h to our consolidated financial statements).

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

For the sensitivity analysis of foreign exchange hedging instruments, management adopted as a likely scenario the Real/U.S. dollar exchange rates at maturity of each swap, projected by U.S. dollar futures contracts quoted on B3 as of December 31, 2020. As a reference, the exchange rate for the last maturity of foreign exchange hedging instruments is R$8.23 in the likely scenario. Scenarios II and III were estimated with a 25% and 50% additional appreciation or depreciation of the Real against the likely scenario, according to the risk to which the hedged item is exposed.

Based on the balances of the hedging instruments and hedged items as of December 31, 2020, the exchange rates were replaced, and the changes between the new balance in Reais and the balance in Reais as of December 31, 2020 were calculated in each of the three scenarios. The table below shows the change in the values of the main derivative instruments and their hedged items, considering the changes in the exchange rate in the different scenarios:

	Risk	Scenario I (Likely)	Scenario II	Scenario III
		(in millions of Reais)
Currency swaps receivable in U.S. dollars
(1) U.S. dollar / Real swaps	Dollar appreciation	1,013.8	1,522.3	2,030.9
(2) Debts/firm commitments in U.S. dollars		(1,013.8)	(1,522.3)	(2,030.8)
(1)+(2)	Net Effect	0.0	0.0	0.0
Currency swaps payable in U.S. dollars
(3) Real / U.S. dollar swaps	Dollar devaluation	0.0	17.9	35.7
(4) Gross margin of Oxiteno/Ipiranga		(0.0)	(17.9)	(35.7)
(3)+(4)	Net Effect	-	-	-

For sensitivity analysis of hedging instruments for interest rates in Brazilian Reais, the Company used the futures curve of the DI x Pre contract quoted on B3 as of December 31, 2020 for each of the swap and debt (hedged item) maturities, to determine the likely scenarios. Scenarios II and III were estimated based on a 25% and 50% deterioration, respectively, of the likely scenario pre-fixed interest rate.

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

	Risk	Scenario I (Likely)	Scenario II	Scenario III
		(in millions of Reais)
Interest rate swap (in Brazilian Reais) – Debentures – CRA
(1) Fixed rate swap – DI	Decrease in Pre-fixed rate	(39.4)	(230.7)	(187.6)
(2) Fixed rate debt		39.4	230.7	187.6
(1)+(2)	Net Effect	-	-	-

For the sensitivity analysis of the commodity price swings hedging instruments on December 31, 2020, the Company used the futures heating oil and gasoline (RBOB) contracts quoted on NYMEX. Scenarios II and III were estimated based on 25% and 50% deterioration, respectively, of the likely scenario commodity price.

Based on the balances of the hedging instruments and the objects hedged on December 31, 2020, prices were substituted and the variations between the new balance in Reais and the balance in Reais in the report date were calculated in each of the three scenarios. The table below shows the variation of the amounts of the derivative instruments and their objects of hedge, considering the variations in commodity prices in the different scenarios:

	Risk	Scenario I (Likely)	Scenario II	Scenario III
		(in millions of Reais)
NDF Commodities
(1) NDF of Commodities	Decrease in commodities price	-	551.8	1,103.6
(2) Gross margin from Ipiranga		-	(551.8)	(1,103.6)
(1)+(2)	Net Effect	-	-	-

Interest Rate Risk

Ultrapar adopts prudent policies for borrowing and investing financial resources and for capital cost minimization. The financial investments of Ultrapar are primarily held in transactions linked to the DI. Our borrowings primarily relate to financings from notes in the foreign credit markets, debentures, Banco do Brasil S.A., other development agencies, and other borrowings in foreign currency. Ultrapar does not actively manage risks associated with changes in the level of interest rates and attempts to maintain its financial interest assets and liabilities at floating rates. See notes 4, 16 and 33 to our consolidated financial statements.

The table below provides information as of December 31, 2020 about our debt obligations in foreign currency and in Reais that are subject to variable and fixed rates of interest. The table summarizes information on instruments and transactions that are sensitive to foreign currency exchange rates and interest rates:

				Principal by year of maturity(1)
Debt	Weighted average interest rate	Fair value	Book value	2021	2022	2023	2024	2025	2026 and thereafter
	(in millions of Reais)
R$ borrowings	6.5%	92.5	92.5	0.5	(0.1)	(0.1)	92.3		—
Borrowings indexed to the DI	127.5% of the DI	6,862.3	6,947.4	2,229.2	2,336.4	2,381.7	—	—	—
Borrowings indexed to the TJLP	1.6%	30.0	29.8	11.6	11.5	6.8	—	—	—
U.S. dollar borrowings	5.0%	9,356.0	8,575.7	532.2	95.6	705.1	(8,5)	(8,5)	7,259.8
Borrowings indexed to the LIBOR	1.2%	571.8	573.5	312.2	261.3	—	—	—	—
Borrowings indexed to the MX$	8.4%	39.4	39.4	39.4	—	—	—	—	—
Borrowings indexed to the IPCA	4.6%	1,000.8	1,000.8	13.7	(1.9)	(1.9)	701.0	290.0	—
Subtotal		17,952.8	17,259.1	3,138.8	2,702.6	3,091.6	784.8	281.5	7,259.8
Unrealized losses on swaps transactions		117.2	117.2	117.2	—	—	—	—	—
Total		18.070.0	17,376.2	3,256.0	2,702.6	3,091.6	784.8	281.5	7,259.8

(1)  Figures include interest accrued through December 31, 2020.

Credit risk

The financial instruments that would expose the Company and its subsidiaries to credit risks of the counterparty are basically represented by cash and cash equivalents, financial investments, hedging instruments and trade receivables. See note 33.d to our consolidated financial statements.

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

The estimates of credit losses are calculated by the expected loss approach based on the probability of default rates. Loss rates are calculated on the basis of the average probability of a receivable amount to advance through successive stages of default until full write-off. The probability of default calculation takes into account a credit risk score for each exposure, based on data considered to be capable of foreseeing the risk of loss (external classifications, audited financial statements, cash flow projections, customer information available in the press, for example), with addition of the credit assessment based on experience.

Such risks are managed by each business unit through specific criteria for acceptance of customers and their credit rating and customers’ credit risks are also mitigated by diversification of sales. The subsidiaries of the Company request from customers secured by trade receivables and other receivables in certain circumstances, but such security arrangements are not taken account of when calculating the risk of loss. As of December 31, 2020, the estimated credit losses on doubtful accounts on their trade receivables recorded for Ipiranga, Ultragaz, Extrafarma, Oxiteno and Ultracargo were R$447.4 million, R$113.6 million, R$0.1 million, R$16.4 million and R$1.6 million, respectively. In addition, as of December 31, 2020, no single customer or group accounts for more than 10% of total revenue. For further information, see notes 5.a, 5.b and 33.d.3 to our consolidated financial statements.

Credit risk of financial institutions — Such risk results from the inability of financial institutions to comply with their financial obligations to the Company and its subsidiaries due to insolvency. The Company and its subsidiaries regularly conduct a credit review of the institutions with which it holds cash and cash equivalents, financial investments, and hedging instruments through various methodologies that assess liquidity, solvency, leverage, portfolio quality, etc. Cash and cash equivalents, financial investments, and hedging instruments are held only with institutions with a solid credit history, chosen for safety and soundness. The volumes of cash and cash equivalents, financial investments, and hedging instruments are subject to maximum limits by each institution and, therefore, require diversification of counterparties.

Government credit risk — The Company’s Policy allows investments in government securities from countries classified as investment grade AAA or Aaa by specialized credit rating agencies (S&P, Moody’s and Fitch) and in Brazilian government bonds. The volume of such financial investments is subject to maximum limits by each country and, therefore, requires diversification of counterparties.

The credit risk of financial institution and government of cash, cash equivalents and financial investments is summarized below:

	Fair value (in millions of Reais)
Counterparty credit rating	12/31/2020	12/31/2019	12/31/2018
AAA	8,190.4	4,906.1	5,933.7
AA	317.9	331.5	707.4
A	163.8	418.0	262.6
BBB	-	56.5	90.8
Total	8,672.2	5,712.1	6,994.4

It is important to note that the credit risk analysis that we performed as of December 31, 2020 do not reflect the impacts of the now global COVID-19 pandemic, which may have significant impacts on the credit quality of our customers and the financial institutions with whom we hold assets. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Ultrapar and Its Industries— Our businesses may be materially and adversely affected by the outbreak of communicable diseases, such as the ongoing COVID-19 pandemic, or other epidemics or pandemics”, and other risk factors included herein.

Commodity price risk

The Company and its subsidiaries are exposed to commodity price risk, resulting from the fluctuation of diesel and gasoline prices, among others.

To mitigate the risk of fluctuations in diesel and gasoline prices, the Company and its subsidiaries permanently monitor the market, seeking to hedge price movements through hedge operations for cargo purchased in the international market, using derivative contracts of heating oil (diesel) and RBOB (gasoline) traded on the stock exchange. These goods are subject to the impacts of macroeconomic and geopolitical factors outside the control of the Company and its subsidiaries.

The table below shows the positions of derivative financial instruments to hedge commodity price risk at December 31, 2020:

Derivative	Contract			Notional (m3)		Notional (USD million)		Fair Value
	Position	Commodity	Maturity	12/31/2020	12/31/2019	12/31/2020	12/31/2019	12/31/2020	12/31/2019
								R$ million	R$ million
Term	Sold	Heating Oil	jan-21	108,429	76,950	42.4	40.5	(0.6)	(2.4)
Term	Sold	RBOB	-	‐	64,867	‐	29.2	‐	1.1
								(0.6)	(1.3)

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

The Company believes it has sufficient working capital to satisfy its current needs. The gross indebtedness due over the next twelve months totals R$3,620.6 million, including estimated interests on loans. Furthermore, the investment plan for 2021 totals R$1,890.8 million. In 2020, the Company had R$7,694.8 million in cash, cash equivalents and short-term financial investments (for quantitative information, see notes 4 and 16.a to our consolidated financial statements).

For further information on financial liabilities as of December 31, 2020, see note 33.e to our consolidated financial statements.

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

The Policy contemplates the use of derivative financial instruments only to cover identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). The risks identified in the Policy are described in the above sections and are subject to risk management. In accordance with the Policy, the Company and its subsidiaries can use forward contracts, swaps, options, and futures contracts to manage identified risks. Leveraged derivative instruments are not permitted. Because the use of derivative financial instruments is limited to the coverage of identified risks, the Company and its subsidiaries uses the term “hedging instruments” to refer to derivative financial instruments.

The table below summarizes the position of hedging instruments entered by the Company:

a)           Designated as hedge accounting

Product	Hedged object	Rates agreement		Maturity	Notional Amount		Fair value
		Assets	Liabilities		12/31/20	12/31/19	12/31/20	12/31/19
					R$ million
Foreign exchange swap	Debt	USD + 4.58%	103.9% DI	Nov-23	USD 185.0	USD 245.0	298.9	69.3
Foreign exchange swap	Debt	USD + LIBOR-3M + 1.14%	105.0% DI	Jun-22	USD 50.0	USD 150.0	94.8	75.0
Interest rate swap	Debt	4.57% + IPCA	95.8% DI	Dec-25	R$ 806.1	R$ 806.1	203.8	144.1
Interest rate swap	Debt	6.47%	99.9% DI	Nov-24	R$ 90.0	R$ 90.0	3.5	0.6
Term	Firm commitments	BRL	Heating Oil / RBOB	Jan-21	USD 42.4	-	(0.6)	-
NDF	Firm commitments	BRL	USD	Jan-21	USD 23.1	-	(0.7)	-
Zero Cost Collar	Operating margin	Put USD 3.86	Call USD 4.33	-	-	USD 60.0	-	(0.1)
							599.7	288.9

b) Not designated as hedge accounting

Product	Hedged object	Rates agreement		Maturity	Notional amount		Fair value
		Assets	Liabilities		12/31/20	12/31/19	12/31/20	12/31/19
					R$ million
Foreign exchange swap	Debt	USD + 0.18%	55.5% DI	Jun-29	USD 320.0	USD 853.0	519.3	353.5
Foreign exchange swap	Debt	LIBOR-3M + 2.0%	105.9% DI	-	-	USD 60.0	-	48.5
Interest rate swap	Debt	1.9%	100% DI	Jan-21	R$1,300.0	-	(0.0)	-
Foreign exchange swap	Firm commitments	USD + 0.00%	33.5% DI	-	-	USD 17.9	-	(2.2)
Foreign exchange swap	Operating margin	34.8% DI	USD + 0.00%	-	-	USD 4.7	-	0.6
NDF	Firm commitments	BRL	USD	May-21	USD 378.6	USD 71.6	(112.2)	(1.1)
Term	Firm commitments	BRL	Heating Oil /RBOB	-	-	USD 56.0	-	(1.3)
							407.1	398.0

All transactions mentioned above were properly registered with the over-the-counter segment of B3.

Hedging instruments existing in 2020 are described below, according to their category, risk, and hedging strategy:

a – Hedging against foreign exchange exposure of liabilities in foreign currency—The purpose of these contracts is (i) to offset the effect of the change in exchange rates of debts or firm commitments in U.S. dollars by converting them into debts or firm commitments in Reais linked to DI, (ii) change a financial investment linked to the DI and (iii) change a financial investment linked to the DI and given as a guarantee to a loan in the U.S. dollar into a financial investment linked to the U.S. dollar. The tables below present our position in this category of swaps as of December 31, 2020:

	Maturity
Swap/Non Deliverable Forward	2021	2022 and thereafter
Notional amount (in millions of Reais)(1)	2,279.0	2,312.5
Notional amount (in millions of dollars)	438.6	445.0
Average receiving rate	US$ + 0.6%	US$ + 1.4%
Average payment rate	13.9% of the DI	69.8% of the DI

(1)  Notional amount converted according to the commercial selling rate reported by the Central Bank (PTAX) as of December 31, 2020.

Swap	Maturity 2022 and thereafter
Notional amount of swaps (in millions of Reais)(1)	259.8
Notional amount of swaps (in millions of dollars)	50.0
Average receiving rate	US$ + LIBOR + 1.14%
Average payment rate	105.0% of the DI

(1)  Notional amount converted according to the commercial selling rate reported by the Central Bank (PTAX) as of December 31, 2020.

b – Hedging against fixed interest rate in Brazilian Reais—The purpose of this contract is to change fixed interest rate of debentures issued in Brazilian Reais to floating interest. The table below presents our position in this category of swaps as of December 31, 2020.

Swap	Maturity 2022 and thereafter
Notional amount of swaps (in millions of Reais)(1)	806.1
Notional amount of swaps (in millions of dollars)	155.1
Average receiving rate	4.57% p.a. + IPCA
Average payment rate	95.8% of the DI

(1)  Notional amount converted according to the commercial selling rate reported by the Central Bank (PTAX) as of December 31, 2020.

	Maturity
Swap/Non Deliverable Forward	2021	2022 and thereafter
Notional amount (in millions of Reais)(1)	1,300.0	90.0
Notional amount (in millions of dollars)	250.2	17.3
Average receiving rate	1.89%	6.47%
Average payment rate	100% of the DI	99.9% of the DI

(1)  Notional amount converted according to the commercial selling rate reported by the Central Bank (PTAX) as of December 31, 2020.

 – Hedging against commodities exposure of operations—The purpose of these contracts results from the possibility of price oscillation regarding products marketed specially diesel (heating oil) and gasoline (RBOB). These price fluctuations may cause substantial alterations in the sales revenues and costs. The table below presents our position in this category of NDF´s as of December 31, 2020:

Term	Maturity 2021
Notional amount of NDF´s (in millions of Reais)(1)	220.3
Notional amount of NDF´s (in millions of dollars)	42.4
Position	Sold
Contract	Heating oil / RBOB

(1)  Notional amount converted according to the commercial selling rate reported by the Central Bank (PTAX) as of December 31, 2020.

Non Deliverable Forward	Maturity 2021
Notional amount of NDF´s (in millions of Reais)(1)	120.2
Notional amount of NDF´s (in millions of dollars)	23.1
Position	Sold
Contract	BRL/USD

(1)  Notional amount converted according to the commercial selling rate reported by the Central Bank (PTAX) as of December 31, 2020.

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

The foreign exchange hedging instruments designated as fair value hedge are:

In millions, except the DI %	2020	2019	2018
Notional amount – US$	235.0	395.0	395.0
Result of hedging instruments – gain/(loss) – R$	574.4	79.5	149.2
Fair value adjustment of debt – R$	(13.1)	(36.8)	(28.5)
Financial expense in the statements of profit or loss – R$	(597.7)	(130.3)	(215.9)
Average effective cost – DI %	104.1	104.4	104.4

For more information, see note 16.c.1 to our consolidated financial statements.

The interest rate hedging instruments designated as fair value hedge are:

In millions, except the DI %	2020	2019	2018
Notional amount – R$	806.1	806.1	806.1
Result of hedging instruments – gain/(loss) – R$	67.4	73.0	25.8
Fair value adjustment of debt – R$	(18.4)	(77.0)	(13.3)
Financial expense in the statements of profit or loss – R$	(99.6)	(68.1)	(50.2)
Average effective cost – DI %	95.8	95.8	95.8

For more information, see notes 16.g.2, 16.g.4 and 16.g.6 to our consolidated financial statements.

In millions, except the DI %	2020	2019	2018
Notional amount – R$	90.0	90.0	—
Result of hedging instruments – gain/(loss) – R$	6.5	0.6	—
Fair value adjustment of debt – R$	3.3	(0.2)	—
Financial expense in the statements of profit or loss – R$	(9.0)	(0.4)	—
Average effective cost – DI %	99.9	99.9	—

For more information, see note 16.g.7 to our consolidated financial statements.

The exchange rate and commodity hedging instruments designated as fair value hedges are as described below. The purpose of this relationship is to transform the cost of the imported product from fixed to variable until the moment of fuel mixing, as occurs with the price practiced in its sales. The subsidiary Ipiranga carries out these operations with over-the-counter derivatives that are designated in a hedge accounting relationship, as a fair value hedge in an amount equivalent to the inventory of imported product:

In millions	2020	2019	2018
Notional amount – US$	65.5	—	—
Result of hedging instruments – gain/(loss) – R$	(87.4)	—	—
Fair value adjustment of inventories – R$	18.5	—	—

Cash flow hedge

The Company and its subsidiaries designate as cash flow hedge of firm commitment and highly probable transactions, derivative financial instruments to hedge “firm commitments” and non-derivative financial instruments to hedge “highly probable future transactions”, so as to hedge against fluctuations arising from changes in exchange rate.

On December 31, 2020, the Company had no exchange rate and commodities hedging instruments of firm commitments designated as cash flow hedges.

On December 31, 2020, the notional amount of foreign exchange hedging instruments for highly probable future transactions designated as cash flow hedge, related to notes in the foreign market totaled US$468.2 million (US$550.0 million on December 31, 2019). On December 31, 2020, the unrealized loss of “Other comprehensive income” is R$315.4 million (loss of R$293.3 million on December 31, 2019), net of deferred IRPJ and CSLL.

On December 31, 2020, the notional amount of foreign exchange hedging instruments for highly probable future transactions designated as cash flow hedge, related to future sales revenues of Oxiteno (zero cost collars) was not renewed and had no balance (US$60.0 million on December 31, 2019) nor unrealized loss of “Other comprehensive income” (loss of R$0.1 million on December 31, 2019).

Net investment hedge in foreign entities

The Company and its subsidiaries designate as net investment hedge in foreign entities notes in the foreign market, for hedging net investment hedge in foreign entities, to offset changes in exchange rates.

On December 31, 2020, the balance of foreign exchange hedging instruments designated as net investments hedge in foreign entities, related to part of the investments made in entities which functional currency is other than the Brazilian Real, totaled US$95.0 million (US$95.0 million on December 31, 2019). On December 31, 2020, the unrealized loss of “Other comprehensive income” is R$73.1 million (loss of R$55.7 million on December 31, 2019), net of deferred income and social contribution taxes. The effects of exchange rate changes on investments and hedging instruments were offset in equity.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
  Debt securities

Not applicable.

  Warrants and Rights

Not applicable.

  Other Securities

Not applicable.

  American Depositary Shares

In the United States, our common shares are traded in the form of ADSs. Each of our ADSs represents one common share of Ultrapar, issued by The Bank of New York Mellon, as depositary, pursuant to a deposit agreement, dated September 16, 1999, as amended and restated on August 23, 2005, on August 22, 2011, and on March 2, 2018. The depositary’s principal executive office is located at 240 Greenwich Street, New York, New York 10286.

Fees and expenses

The following table summarizes the fees and expenses payable by holders of ADSs:

Persons depositing or withdrawing shares must pay:	For
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

(i) Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

(ii) Cancellation of ADSs for the purpose of withdrawal, including if the Deposit Agreement terminates

$0.05 (or less) per ADSs (or portion thereof)	Any cash distribution
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities to holders of deposited securities which are distributed by the depositary to ADS holders
$0.05 (or less) per ADS (or portion thereof) per annum	Depositary services
Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	(i) Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement) (ii) Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

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

Reimbursement of fees

The Bank of New York Mellon, as depositary, has agreed to reimburse us for expenses we incur that are related to establishment and maintenance expenses of the ADS facility, including, but not limited to, investor relations expenses. The depositary has also agreed to pay its standard out-of-pocket maintenance expenses for providing services to registered DR holders, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, U.S. IRS tax reporting, mailing required tax forms, stationery, postage, facsimile, and telephone.

Reimbursement of fees incurred in 2020

From January 1, 2020 until December 31, 2020, Ultrapar received from the depositary US$427,979, related to continuing maintenance expenses of the ADS facility, including but not limited to, investor relations expenses.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Under our management’s supervision and with their participation, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, for the period covered by this Form 20-F. The Company’s disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is (a) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (b) accumulated and communicated to our management, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosure. Based on this assessment, our Chief Executive Officer and Chief Financial Officer concluded, on December 31, 2020, that our disclosure controls and procedures were effective.

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

Because of inherent limitations of internal control over financial reporting, including the possibility of improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statements preparation and presentation.

In this context, our management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020, based on the criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on such assessment and criteria, our management has concluded that the Company’s internal controls over financial reporting are effective as of December 31, 2020.

The Company’s independent registered public accounting firm, KPMG Auditores Independentes, audited the effectiveness of our internal control over financial reporting as of December 31, 2020, and their report, included herein, expressed an unqualified opinion.

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

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Ultrapar Participações S.A.

Opinion on Internal Control Over Financial Reporting

We have audited Ultrapar Participações S.A.  and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2020 and the related notes (collectively, the consolidated financial statements), and our report dated April 29, 2021 expressed an unqualified opinion on those consolidated financial statements.

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
April 29, 2021

(d) Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting for the year ended December 31, 2020 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

On May 15, 2019, the Board of Directors appointed Ms. Ana Paula Vitali Janes Vescovi, Mr. Joaquim Pedro de Mello, Mr. José Maurício Pereira Coelho and Mr. Flavio Cesar Maia Luz as members of audit and risks committee. Mr. Flavio Luz is the coordinator of such committee. Their terms of office ended at the annual and extraordinary general shareholders’ meeting held on April 14, 2021. The Board of Directors appointed Ms. Ana Paula Vitali Janes Vescovi, Mr. Jorge Marques de Toledo Camargo and Mr. José Maurício Pereira Coelho as members of the audit and risks committee in a meeting held on April 14, 2021. Ms. Ana Paula Vitali Janes Vescovi will also act as coordinator of the committee.

We believe that the audit and risks committee members that were on such position as of December 31, 2020 have broad commercial experience and extensive business leadership, having held various roles in accountancy, financial management and supervision, treasury and corporate finance. We believe that there was a broad and suitable mix of business and financial experience on the committee and that the election of a member with recognized experience in business accounting pursuant to the rules issued by the CVM complies with the requirements for the audit committee financial expert. We believe that the Board of Directors appointed for the new term of office have the same profile and expertise.

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

Also, in 2016, the Company approved the Conflict of Interests Policy applicable to employees of the Company, third parties and business partners when representing or acting on behalf of the Company. This policy provides for standard behaviors and professional conduct of the employees, including the ethical handling of actual or apparent conflicts of interests. The Policy was revised in 2020, now called the “Corporate Policy of Conflicts of Interests and Related Parties” and it will be distributed in the first quarter of 2021.You can obtain a copy of our Code of Ethics and of our Corporate Policy on anti-corruption and relationships with public officials, free of charge, at our Investor Relations (www.ri.ultra.com.br), on “Governance” section, subsection “Corporate Documents”.

 ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The relationship with our independent registered public accounting firm in respect to the contracting of services unrelated to the external audit is based on principles that preserve the independence of the independent registered public accounting firm. Our Board of Directors approves our consolidated financial statements, the performance by our independent registered public accounting firm of audit and permissible non-audit services, and associated fees, supported by our Audit and Risks Committee. See “Item 6.C. Directors, Senior Management and Employees—Board Practices—Fiscal Council and Audit Committee Exemption” for more information about the responsibilities of the Audit and Risks Committee. Our consolidated financial statements for the year ended December 31, 2020 and 2019 were audited by the independent registered public accounting firm KPMG Auditores Independentes.

The following table describes the total amount billed to us by KPMG Auditores Independentes for services performed in 2020 and 2019:

	2020	2019
	(in thousands of Reais)
Audit Fees	8,489.9	9,769.6
Audit Related Fees	1,156.4	1,690.6
Total Consolidated Audit Fees	9,646.2	11,460.2

“Audit Fees” are the aggregate fees billed by our independent registered public accounting firm for the audit of our consolidated and annual financial statements, reviews of interim financial information and attestation services that are provided in connection with statutory and regulatory filings or engagements.

“Audit Related Fees 2020” are fees related to tax compliance services to review the ECF, agreed upon procedures in connection with the reopening of 2029 notes offering process, attestation report on net assets book value.

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

As approved by our shareholders at the extraordinary and annual general shareholders’ meeting held on April 10, 2019, our audit and risks committee shall function on a permanent basis and is be separate from the Fiscal Council, fully in compliance with the rules of the Novo Mercado. The members of such committee that were in their position on December 31, 2020 assumed the duties and obligations mentioned above on May 15, 2019. The Board of Directors appointed new members in a meeting held on April 14, 2021.

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

We did not purchase any share issued by the Company in 2020.

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

Our bylaws approved on the extraordinary and annual general shareholders’ meeting was amended to reflect the new independence requirements, and the election of the Board of Directors deliberated upon on the annual and extraordinary general shareholders’ meeting held on April 14, 2021 contemplated said requirements and procedures.

As of December 31, 2020, our Board of Directors consisted of eleven members, all of them being non-executive members and eight of whom were independent, according to the Brazilian Novo Mercado Listing Rules. Two of the non-independent board members were executive officers of Ultrapar until December 2006 or until December 2012. All of the non-independent board members are related, directly or indirectly, to Ultra S.A. See “Item 6.C. Directors, Senior Management and Employees—Board Practices” and “Exhibit 1.1—Bylaws of Ultrapar, dated as of April 14, 2021”. The shareholders of the Company elected, at the annual and extraordinary general shareholders’ meeting held on April 14, 2021, new members to the Board of Directors for a two-year term of office. Our Board of Directors is composed of eleven members, six of whom are independent members, according to the rules previously mentioned.

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

Committees

NYSE rules require that U.S. domestic listed companies have a nominating/corporate governance committee and a compensation committee composed entirely of independent directors and governed by a written charter addressing the committee’s purpose and responsibilities. Under the Brazilian Corporate Law, we are not required to have a nominating committee, a corporate governance committee or a compensation committee. Notwithstanding, our bylaws provides for a people committee (formerly named compensation committee), strategy committee and an audit and risks committee, as ancillary bodies of the Board of Directors. See “Item 6.C. Directors, Senior Management and Employees—Board Practices” and “Exhibit 1.1—Bylaws of Ultrapar, dated as of April 14, 2021”.

As of December 31, 2020, our people committee comprised the board members Alexandre Gonçalves Silva, José Galló, Nildemar Secches and Lucio de Castro Andrade Filho (who also acts as coordinator of the committee). The members of this committee, as well as of the audit and risks committee and strategy committee, shall be elected by the Board of Directors for a term of office of two years, coincident with the term of office of the directors. Their terms of office ended at the annual and extraordinary general shareholders’ meeting held on April 14, 2021. The Board of Directors Mr. José Galló, Mr. Lucio de Castro Andrade Filho, Mr. Alexandre Teixeira de Assumpção Saigh and Mr. José Luiz Alquéres as members of the people committee in a meeting held on April 14, 2021. Mr. José Galló will also act as coordinator of the committee.

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

As of December 31, 2018, our Fiscal Council satisfied the requirements of Rule 10A–3(c)(3) of the Exchange Act.

Our Fiscal Council acts on a non-permanent basis, consists of three members and their respective alternate members, and it is a separate corporate body independent from our management. The members of our Fiscal Council are elected by our shareholders at the annual general shareholders’ meeting for one-year term and are eligible for reelection. Under the Brazilian Corporate Law, individuals who are members of the Board of Directors or are executive officers or employees or spouses or relatives of any member of the Company’s management are not eligible to serve on the Fiscal Council.

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

For more information, see “Item 6.C. Directors, Senior Management and Employees—Board Practices—Fiscal Council and Audit Committee Exemption” and “Exhibit 1.1—Bylaws of Ultrapar, dated as of April 14, 2021”.

Shareholder Approval of Equity Compensation Plans

NYSE rules require that equity compensation plans for U.S. domestic listed companies be subject to shareholder approval, with limited exceptions. In November 2003, our shareholders approved the Deferred Stock Plan. In accordance with the Deferred Stock Plan, the Board of Directors determines the eligible participants and the number of shares to which each participant shall have rights. See “Item 6.C. Directors, Senior Management and Employees—Compensation”. At the annual general shareholders’ meeting held on April 19, 2017, our shareholders approved a new stock-based incentive plan for our employees and executives.

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

Our bylaws also (i) establish a mandatory tender offer for 100% of the Company’s shareholders in the event a shareholder, or a group of shareholders acting in concert, acquire or become holder of 20% of the Company’s shares, excluding treasury shares, and (ii) create a strategy, an audit and risks and a people committees, as ancillary bodies of the Board of Directors. Our bylaws do not establish any limitation on voting rights, special treatment to current shareholders, public tender offers for a price above that of the acquisition price of shares or any other poison pill provisions, thus assuring the effectiveness of a majority shareholders’ approval on all matters to be deliberated. See “Exhibit 1.1—Bylaws of Ultrapar, dated as of April 14, 2021”.

In addition, as mentioned above, on September 2017, new rules for Novo Mercado were approved by the CVM. Some of the modifications of the Novo Mercado Rules include the following requirements: (i) set up an audit committee (statutory or non-statutory); (ii) structure and disclose a process of assessment of the Board of Directors, its committees and executive officers; (iii) establish and disclose a Code of Conduct, as well as a Compensation Policy, a Nomination Policy for the Board of Directors, its Committees and Executive Officer, a Risk Management Policy, a Related Party Transaction Policy and Securities Trading Policy, all of them with minimum requirements. Despite the fact that the companies listed in this segment must fully comply with the regulations until the general shareholders’ meeting of 2022, our bylaws were amended to reflect, among other amendments, such requirements and we are in full compliance with such rules.

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

ITEM 18. FINANCIAL STATEMENTS

We file the following consolidated financial statements together with the reports of independent registered public accountants’ firms, as part of this annual report:

ITEM 19.      EXHIBITS

We are filing the following documents as part of this Annual Report Form 20-F:

1.1	Bylaws of Ultrapar, dated as of April 14, 2021.
2.1	Shareholders’ Agreement dated March 22, 2000 (incorporated by reference to Exhibit 2.1 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).
2.2	Amendment dated as of March 31, 2006 to the Indenture dated as of December 20, 2005 (incorporated by reference to Exhibit 2.3 to Form 20-F of Ultrapar Participações S.A. filed on May 5, 2006).
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

2.10

Indenture, dated as of June 6, 2019 among Ultrapar International S.A., as Issuer, Ultrapar Participações S.A. and Ipiranga Produtos de Petróleo, as guarantors, The Bank of New York Mellon, as Trustee, Transfer Agent and Registrar, The Bank of New York Mellon, as Principal Paying Agent and The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg Paying Agent and Luxembourg Transfer Agent (incorporated by reference to Exhibit 2.10 to Form 20-F of Ultrapar Participações S.A. filed on May 4, 2020)

2.11

Amended and Restated Deposit Agreement dated as of March 2, 2018, among Ultrapar Participações S.A., the Bank of New York Mellon as Depositary, and all Owners and Beneficial Owners from time to time of American  Depositary Shares issued thereunder (incorporated by reference to Exhibit 1 to Form F-6/A of Ultrapar Participações S.A. filed on February 23, 2018).

2.12	Description of Securities Registered under Section 12 of the Exchange Act.
2.13	Shareholders’ Agreement dated August 18, 2020 (incorporated by reference to the report on Form 6-K furnished by Ultrapar Participações S.A. filed on August 24, 2020).
2.14

First Supplemental Indenture, dated as of July 20, 2020, among Ultrapar International S.A., as Issuer, Ultrapar Participações S.A. and Ipiranga Produtos de Petróleo, as guarantors, The Bank of New York Mellon, as Trustee, Transfer Agent and Registrar, The Bank of New York Mellon, as Principal Paying Agent and The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg Paying Agent and Luxembourg Transfer Agent.

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

ULTRAPAR PARTICIPAÇÕES S.A.

By:	/S/ FREDERICO PINHEIRO FLEURY CURADO
Name:	Frederico Pinheiro Fleury Curado
Title:	Chief Executive Officer

Date: April 29, 2021	By:	/S/ RODRIGO DE ALMEIDA PIZZINATTO
	Name:	Rodrigo de Almeida Pizzinatto
	Title:	Chief Financial and Investor Relations Officer

Ultrapar Participações S.A. Consolidated Financial Statements as of and for the Year Ended December 31, 2020 and Report of Independent Registered Public Accounting Firm

F-1

Ultrapar Participações S.A. and Subsidiaries
Consolidated Financial Statements
As of Year Ended December 31, 2020

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Ultrapar Participações S.A.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Ultrapar Participações S.A. and subsidiaries (the Company) as of December 31, 2020 and 2019, the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for each of the years in the three‑year period ended December 31, 2020, and the related notes collectively, the consolidated financial statements. In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2020, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on “criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission”, and our report dated April 29, 2021 expressed “an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Change in Accounting Principle

As discussed in Note 2h to the consolidated financial statements, the Company has changed its method of accounting for lease arrangements as of January 1, 2019 due to the adoption of IFRS 16 “Leases”.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of the recoverability of the deferred tax assets

As discussed in note 2.m and note 9.a to the consolidated financial statements, the Company had R$ 1,588,001 thousand of deferred tax assets as of December 31, 2020 of which R$ 1,224,139  thousand was related to temporary differences and R$363,862 thousand was from carry-forward tax losses.The Company prepares a projection of future taxable income projections from business plans of each segment of the Company to support the recognition of deferred tax assets. The projection of future taxable profits involves certain key assumptions that require the Company to make significant judgments, including those relating to growth in gross domestic product (GDP), exchange rate, basic interest rate (SELIC) and DI -  (local interbank offering rate), inflation rate, commodity price index, among others. Significant judgment was also required to determine the discount rate. The assumptions relating to future cash flows are based on the business plan and budget prepared by the Company and approved by the Board of Directors.

We identified the evaluation of the recoverability of the deferred tax assets as a critical audit matter because the determination of the key assumptions and the likelihood of future taxable profits by the Company involved significant complexity, judgment and uncertainty and, therefore, required subjective auditor judgment to assess. In addition, the Company’s evaluation of the recoverability of the deferred tax assets was sensitive to possible changes in the key assumptions and judgments.

The primary procedures we performed to address this critical audit matter included the following:

We evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s process for projecting future taxable profits, including controls related to the development and approval of the underlying assumptions and the final projections of future taxable profits. To assess the Company’s ability to forecast, we compared the Company’s prior year projections of taxable profits for 2020 to actual taxable profits in 2019. Additionally, we analyzed the Company’s history of realizing its deferred tax assets within the periods previously projected. We performed a sensitivity analysis on the assumptions related to growth in GDP, costs, gross margin, exchange rate, interest rates, inflation, the commodity price index and the discount rate to assess their impact on the recoverability of the deferred tax assets.

We involved corporate finance professionals with specialized skills and knowledge, who assisted in evaluating the assumptions used by the Company in the projections of future taxable profits by comparing them to internal and external sources. We also involved tax professionals with specialized skills and knowledge, who assisted in evaluating of the determination of taxable profits.

KPMG Auditores Independentes

We have served as the Company’s auditor since 2017

São Paulo, SP, Brazil

April 29, 2021

Ultrapar Participações S.A. and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2020 and 2019

(In thousands of Brazilian Reais)

	Note	12/31/2020	12/31/2019
Assets
Current assets
Cash and cash equivalents	4.a	2,661,494	2,115,379
Financial investments and hedging instruments	4.b	5,033,258	3,090,212
Trade receivables	5.a	3,318,927	3,635,834
Reseller financing	5.b	549,129	436,188
Inventories	6	3,846,196	3,715,560
Recoverable taxes	7.a	1,044,850	1,122,335
Recoverable income and social contribution taxes	7.b	366,080	325,343
Dividends receivable		1,152	3,630
Other receivables		56,955	36,765
Prepaid expenses	10	132,122	111,355
Contractual assets with customers – exclusive rights	11	478,908	465,454
Total current assets		17,489,071	15,058,055
Non-current assets
Financial investments and hedging instruments	4.b	977,408	506,506
Trade receivables	5.a	72,195	53,666
Reseller financing	5.b	419,255	364,748
Related parties	8.a	2,824	490
Deferred income and social contribution taxes	9.a	974,711	653,694
Recoverable taxes	7.a	1,474,808	767,360
Recoverable income and social contribution taxes	7.b	261,205	104,947
Escrow deposits	22.a	949,796	921,443
Indemnification asset – business combination	22.c	204,439	193,496
Other receivables		20,238	3,430
Prepaid expenses	10	70,507	69,216
Contractual assets with customers – exclusive rights	11	1,227,423	1,000,535
Investments
In joint ventures	12.a	139,100	153,076
In associates	12.b	25,588	25,750
Others		2,793	2,793
		167,481	181,619
Right-of-use assets	13	2,150,286	1,980,912
Property, plant, and equipment	14	8,005,860	7,572,762
Intangible assets	15	1,782,655	1,762,593
Total non-current assets		18,761,091	16,137,417
Total assets		36,250,162	31,195,472

The accompanying notes are an integral part of the consolidated financial statements.

Ultrapar Participações S.A. and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2020 and 2019

(In thousands of Brazilian Reais)

	Note	12/31/2020	12/31/2019
Liabilities
Current liabilities
Loans, financing and hedge derivative financial instruments	16	2,306,036	867,871
Debentures	16.g	949,908	249,570
Trade payables	17	2,745,019	2,158,478
Trade payables – reverse factoring	17	1,295,633	541,593
Salaries and related charges	18	468,630	405,636
Taxes payable	19	286,014	269,922
Dividends payable	25.h	442,133	16,694
Income and social contribution taxes payable		169,317	164,757
Post-employment benefits	20.b	27,077	28,951
Provision for asset retirement obligation	21	4,267	3,847
Provision for tax, civil, and labor risks	22.a	43,660	40,455
Leases payable	13	260,189	206,396
Other payables		224,676	213,273
Deferred revenue	23	18,282	27,626
Total current liabilities		9,240,841	5,195,069
Non-current liabilities
Loans, financing and hedge derivative financial instruments	16	8,526,064	6,907,113
Debentures	16.g	5,594,208	6,368,168
Related parties	8.a	3,711	3,925
Deferred income and social contribution taxes	9.a	12,732	7,531
Post-employment benefits	20.b	257,647	243,916
Provision for asset retirement obligation	21	49,168	47,395
Provision for tax, civil, and labor risks	22.a; 22.c	854,385	884,140
Leases payable	13	1,573,099	1,382,277
Subscription warrants – indemnification	24	86,439	130,657
Provision for short-term liabilities of joint venture	12.a	2,096	-
Other payables		139,507	190,106
Total non-current liabilities		17,099,056	16,165,228
Equity
Share capital	25.a; 25.f	5,171,752	5,171,752
Equity instrument granted	25.b	22,404	11,970
Capital reserve	25.d	594,049	542,400
Treasury shares	25.c	(489,068)	(485,383)
Revaluation reserve on subsidiaries	25.e	4,337	4,522
Profit reserves	25.f	4,408,275	3,995,414
Valuation adjustments	25.g.1	(464,990)	(146,317)
Cumulative translation adjustments	25.g.2	231,596	102,427
Additional dividends to the minimum mandatory dividends	25.h	55,391	261,470
Equity attributable to:
Shareholders of the Company		9,533,746	9,458,255
Non-controlling interests in subsidiaries		376,519	376,920
Total equity		9,910,265	9,835,175
Total liabilities and equity		36,250,162	31,195,472

The accompanying notes are an integral part of the consolidated financial statements.

Ultrapar Participações S.A. and Subsidiaries

Consolidated Statements of Profit or Loss

For the years ended December 31, 2020, 2019 and 2018

(In thousands of Brazilian Reais, except earnings per share)

	Note	2020	2019	2018
Net revenue from sales and services	26	81,241,102	89,297,975	90,697,983
Cost of products and services sold	27	(75,628,214)	(83,187,109)	(84,537,368)
Gross profit		5,612,888	6,110,866	6,160,615
Operating income (expenses)
Selling and marketing	27	(2,547,850)	(2,610,384)	(2,601,617)
Expected losses on doubtful accounts		(13,947)	(30,003)	(69,250)
General and administrative	27	(1,536,580)	(1,726,253)	(1,625,839)
Gain (loss) on disposal of property, plant and equipment and intangibles	28	76,150	(30,019)	(22,088)
Impairment	15; 28	-	(593,280)	-
Other operating income, net	29	221,394	179,625	57,533
Operating income before finance income (expenses) and share of profit (loss) of joint ventures and associates		1,812,055	1,300,552	1,899,354
Share of profit (loss) of joint ventures and associates	12	(43,617)	(12,145)	(14,779)
Operating income before finance income (expenses) and income and social contribution taxes		1,768,438	1,288,407	1,884,575
Finance income	30	527,710	457,289	681,235
Finance expenses	30	(797,084)	(964,143)	(794,771)
Financial result, net	30	(269,374)	(506,854)	(113,536)
Income before income and social contribution taxes		1,499,064	781,553	1,771,039
Income and social contribution taxes
Current	9.b; 9.c	(659,306)	(476,074)	(476,302)
Deferred	9.b	87,939	97,465	(162,417)
		(571,367)	(378,609)	(638,719)
Net income for the year		927,697	402,944	1,132,320
Income attributable to:
Shareholders of the Company		893,383	373,526	1,150,421
Non-controlling interests in subsidiaries		34,314	29,418	(18,101)
Earnings per share (based on weighted average number of shares outstanding) – R$
Basic	31	0.8218	0.3437	1.0589
Diluted	31	0.8170	0.3418	1.0530

The accompanying notes are an integral part of the consolidated financial statements

Ultrapar Participações S.A. and Subsidiaries

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2020, 2019 and 2018

(In thousands of Brazilian Reais)

	Note	2020	2019	2018
Net income for the year		927,697	402,944	1,132,320
Items that are subsequently reclassified to profit or loss:
Fair value adjustments of financial instruments of subsidiaries, net	25.g.1	(313,271)	(51,319)	(213,937)
Fair value adjustments of financial instruments of joint ventures, net	25.g.1	190	(978)	(2,329)
Cumulative translation adjustments and hedge of net investments in foreign operations, net	25.g.2	129,169	36,570	12,796
Items that are not subsequently reclassified to profit or loss:
Actuarial gain (losses) of post-employment benefits of subsidiaries, net	25.g.1	(17,762)	(29,996)	(5,282)
Actuarial gain (losses) of post-employment benefits of joint ventures, net	25.g.1	875	(6,791)	(1,375)
Total comprehensive income for the year		726,898	350,430	922,193
Total comprehensive income for the period attributable to shareholders of the Company		703,879	327,768	944,404
Total comprehensive income for the period attributable to non-controlling interest in subsidiaries		23,019	22,662	(22,211)

The accompanying notes are an integral part of the consolidated financial statements.

Ultrapar Participações S.A. and Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2020, 2019 and 2018

(In thousands of Brazilian Reais, except dividends per share)

							Profit reserve						Equity attributable to:
	Note	Share capital	Equity instrument granted	Capital reserve	Treasury shares	Revaluation reserve on subsidiaries	Legal reserve	Investments statutory reserve	Valuation adjustments	Cumulative translation adjustments	Retained earnings	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non-controlling interests in subsidiaries	Consolidated equity
Balance as of December 31, 2019		5,171,752	11,970	542,400	(485,383)	4,522	705,341	3,290,073	(146,317)	102,427	-	261,470	9,458,255	376,920	9,835,175
Net income for the year		-	-	-	-	-	-	-	-	-	893,383	-	893,383	34,314	927,697
Other comprehensive income:
Fair value adjustments of available for financial instruments, net of income taxes:
Subsidiaries	25.g.1	-	-	-	-	-	-	-	(313,271)	-	-	-	(313,271)	-	(313,271)
Joint ventures	12.a; 25.g.1	-	-	-	-	-	-	-	190	-	-	-	190	-	190
Actuarial (gain) losses of post-employment benefits, net of income taxes:
Subsidiaries	25.g.1	-	-	-	-	-	-	-	(6,467)	-	-	-	(6,467)	(11,295)	(17,762)
Joint ventures	12.a; 25.g.1	-	-	-	-	-	-	-	875	-	-	-	875	-	875
Currency translation of foreign subsidiaries, including the effect of net investments hedge	25.g.2	-	-	-	-	-	-	-	-	129,169	-	-	129,169	-	129,169
Total comprehensive income for the year		-	-	-	-	-	-	-	(318,673)	129,169	893,383	-	703,879	23,019	726,898
Issuance of shares related to the subscription warrants - indemnification - Extrafarma acquisition	25.d	-	-	54,763	-	-	-	-	-	-	-	-	54,763	-	54,763
Stock plan	8.c	-	-	(3,114)	(3,685)	-	-	-	-	-	-	-	(6,799)	-	(6,799)
Equity instrument granted	25.b	-	4,526	-	-	-	-	-	-	-	-	-	4,526	-	4,526
Equity instrument granted of subsidiaries	25.b	-	5,908	-	-	-	-	-	-	-	-	-	5,908	-	5,908
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	25.e	-	-	-	-	(185)	-	-	-	-	185	-	-	-	-
Transfer to statutory reserve		-	-	-	-	-	-	(774)	-	-	774	-	-	-	-
Loss due to the payments fixed dividends to preferred shares		-	-	-	-	-	-	-	-	-	(1,001)	-	(1,001)	1,001	-
Shareholder transaction – changes of investiments		-	-	-	-	-	-	-	-	-	42	-	42	(42)	-
Dividends attributable to non-controlling interests		-	-	-	-	-	-	-	-	-	-	-	-	(24,379)	(24,379)
Approval of additional dividends by the Shareholders’ Meeting	25.h	-	-	-	-	-	-	-	-	-	-	(261,470)	(261,470)	-	(261,470)
Allocation of net income:
Legal reserve	25.f; 25.h	-	-	-	-	-	44,669	-	-	-	(44,669)	-	-	-	-
Investments statutory reserve	25.f; 25.h	-	-	-	-	-	-	368,966	-	-	(368,966)	-	-	-	-
Proposed dividends (R$ 0.44 per share)	25.h	-	-	-	-	-	-	-	-	-	(479,748)	55,391	(424,357)	-	(424,357)
Balance as of December 31, 2020		5,171,752	22,404	594,049	(489,068)	4,337	750,010	3,658,265	(464,990)	231,596	-	55,391	9,533,746	376,519	9,910,265

The accompanying notes are an integral part of the consolidated financial statements.

Ultrapar Participações S.A. and Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2020, 2019 and 2018

(In thousands of Brazilian Reais, except dividends per share)

							Profit reserve						Equity attributable to:
	Note	Share capital	Equity instrument granted	Capital reserve	Treasury shares	Revaluation reserve on subsidiaries	Legal reserve	Investments statutory reserve	Valuation adjustments	Cumulative translation adjustments	Retained earnings	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non-controlling interests in subsidiaries	Consolidated equity
Balance as of December 31, 2018		5,171,752	4,309	542,400	(485,383)	4,712	686,665	3,412,427	(63,989)	65,857	-	109,355	9,448,105	351,924	9,800,029
Net income for the year		-	-	-	-	-	-	-	-	-	373,526	-	373,526	29,418	402,944
Other comprehensive income:
Fair value adjustments of available for financial instruments, net of income taxes:
Subsidiaries	25.g.1	-	-	-	-	-	-	-	(51,340)	-	-	-	(51,340)	21	(51,319)
Joint ventures	12.a; 25.g.1	-	-	-	-	-	-	-	(978)	-	-	-	(978)	-	(978)
Actuarial losses of post-employment benefits, net of income taxes	25.g.1	-	-	-	-	-	-	-	(30,010)	-	-	-	(30,010)	(6,777)	(36,787)
Currency translation of foreign subsidiaries, including the effect of net investments hedge	25.g.2	-	-	-	-	-	-	-	-	36,570	-	-	36,570	-	36,570
Total comprehensive income for the year		-	-	-	-	-	-	-	(82,328)	36,570	373,526	-	327,768	22,662	350,430
Equity instrument granted os subsidiaries	25.b	-	7,661	-	-	-	-	-	-	-	-	-	7,661	-	7,661
Shareholder transaction - gain in reimbursement of shares pref. B from Oxiteno Nordeste		-	-	-	-	-	-	-	-	-	1,489	-	1,489	(1,489)	-
Realization of revaluation reserve of subsidiaries	25.e	-	-	-	-	(190)	-	-	-	-	190	-	-	-	-
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	25.e	-	-	-	-	-	-	-	-	-	(31)	-	(31)	-	(31)
Transfer to statutory reserve		-	-	-	-	-	-	1,648	-	-	(1,648)	-	-	-	-
Dividends attributable to non-controlling interests		-	-	-	-	-	-	-	-	-	-	-	-	(993)	(993)
Redemption of non-controlling shares of Oxiteno Nordeste		-	-	-	-	-	-	-	-	-	-	-	-	(2,180)	(2,180)
Capital increase from Iconic non-controlling shareholders		-	-	-	-	-	-	-	-	-	-	-	-	6,996	6,996
Approval of additional dividends by the Shareholders’ Meeting	25.h	-	-	-	-	-	-	-	-	-	-	(109,355)	(109,355)	-	(109,355)
Allocation of net income:		-	-	-	-	-	-	-	-	-	-	-	-	-	-
Legal reserve	25.f; 25.h	-	-	-	-	-	18,676	-	-	-	(18,676)	-	-	-	-
Interim dividends (R$ 0.20 per share of the Company)	25.h	-	-	-	-	-	-	-	-	-	(217,382)	-	(217,382)	-	(217,382)
Proposed dividends (R$ 0.24 per share of the Company)	25.h	-	-	-	-	-	-	(124,002)	-	-	(137,468)	261,470	-	-	-
Balance as of December 31, 2019		5,171,752	11,970	542,400	(485,383)	4,522	705,341	3,290,073	(146,317)	102,427	-	261,470	9,458,255	376,920	9,835,175

The accompanying notes are an integral part of the consolidated financial statements.

Ultrapar Participações S.A. and Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2020, 2019 and 2018

(In thousands of Brazilian Reais, except dividends per share)

							Profit reserve						Shareholders’ equity attributable to:
	Note	Share capital	Equity instrument granted	Capital reserve	Treasury shares	Revaluation reserve on subsidiaries	Legal reserve	Investments statutory reserve	Valuation adjustments	Cumulative translation adjustments	Retained earnings	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non-controlling interests in subsidiaries	Consolidated shareholders’ equity
Balance as of December 31, 2017		5,171,752	536	549,778	(482,260)	4,930	629,144	3,000,707	154,824	53,061	-	163,742	9,246,214	377,824	9,624,038
Net income for the year		-	-	-	-	-	-	-	-	-	1,150,421	-	1,150,421	(18,101)	1,132,320
Other comprehensive income:
Fair value adjustments of financial assets	25.g.1	-	-	-	-	-	-	-	(216,245)	-	-	-	(216,245)	(21)	(216,266)
Actuarial losses of post-employment benefits, net of income taxes	25.g.1	-	-	-	-	-	-	-	(2,568)	-	-	-	(2,568)	(4,089)	(6,657)
Currency translation of foreign subsidiaries, including the effect of net investments hedge	25.g.2	-	-	-	-	-	-	-	-	12,796	-	-	12,796	-	12,796
Total comprehensive income for the year		-	-	-	-	-	-	-	(218,813)	12,796	1,150,421	-	944,404	(22,211)	922,193
Equity instrument granted	25.b	-	3,773	-	-	-	-	-	-	-	-	-	3,773	-	3,773
Stock plan	8.c; 25.c	-	-	(7,378)	(3,123)	-	-	-	-	-	-	-	(10,501)	-	(10,501)
Realization of revaluation reserve of subsidiaries	25.e	-	-	-	-	(218)	-	-	-	-	218	-	-	-	-
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	25.e	-	-	-	-	-	-	-	-	-	(3)	-	(3)	-	(3)
Expired dividends		-	-	-	-	-	-	-	-	-	3,170	-	3,170	-	3,170
Transfer to investments reserve		-	-	-	-	-	-	3,385	-	-	(3,385)	-	-	-	-
Additional dividends attributable to non-controlling interests		-	-	-	-	-	-	-	-	-	-	-	-	(3,689)	(3,689)
Approval of additional dividends by the Shareholders’ Meeting	25.h	-	-	-	-	-	-	-	-	-	-	(163,742)	(163,742)	-	(163,742)
Allocation of net income:
Legal reserve	25.f; 25.h	-	-	-	-	-	57,521	-	-	-	(57,521)	-	-	-	-
Interim dividends (R$ 0.56 per share of the Company)	25.h	-	-	-	-	-	-	-	-	-	(304,241)	-	(304,241)	-	(304,241)
Proposed dividends (R$ 0.70 per share of the Company)	25.h	-	-	-	-	-	-	-	-	-	(380,324)	109,355	(270,969)	-	(270,969)
Statutory reserve	25.f; 25.h	-	-	-	-	-	-	408,335	-	-	(408,335)	-	-	-	-
Balance as of December 30, 2018		5,171,752	4,309	542,400	(485,383)	4,712	686,665	3,412,427	(63,989)	65,857	-	109,355	9,448,105	351,924	9,800,029

The accompanying notes are an integral part of the consolidated financial statements.

Ultrapar Participações S.A. and Subsidiaries

Consolidated Statements of Cash Flows – Indirect Method

For the years ended December 31, 2020, 2019 and 2018

(In thousands of Brazilian Reais)

	Note	2020	2019	2018
Cash flows from operating activities
Net income for the year		927,697	402,944	1,132,320
Adjustments to reconcile net income to cash provided by operating activities
Share of loss (profit) of joint ventures and associates	12	43,617	12,145	14,779
Amortization of contractual assets with customers – exclusive rights	11	289,436	355,250	371,825
Amortization of right-of-use assets	13.a	328,322	300,058	-
Depreciation and amortization	14; 15	938,841	844,647	812,489
PIS and COFINS credits on depreciation	14; 15	15,683	14,918	15,721
Interest and foreign exchange rate variations		904,937	1,248,741	1,026,515
Deferred income and social contribution taxes	9.b	(87,939)	(97,465)	162,417
(Loss) Gain on disposal of property, plant, and equipment and intangibles	28	(76,150)	30,019	22,088
Impairment	15.a; 28	-	593,280	-
Expected losses on doubtful accounts	5	13,947	30,003	69,250
Provision for losses in inventories	6	269	(816)	(1,498)
Provision for post-employment benefits	20.b	(22,950)	10,682	4,854
Equity instrument granted	8.c	10,434	7,661	3,773
Provision of decarbonization - CBIO	15; 29	124,287	-	-
Provision for tax, civil, and labor risks	22.a; 22.c	18,817	6,604	48,828
Other provisions and adjustments		(795)	2,364	(3,908)
		3,428,453	3,761,035	3,679,453
(Increase) decrease in current assets
Trade receivables and reseller financing	5	209,468	361,563	(355,854)
Inventories	6	(125,001)	(357,553)	168,704
Recoverable taxes	7	36,748	(550,805)	(11,467)
Dividends received from joint ventures		4,836	4,108	42,436
Other receivables		(20,191)	21,737	(14,536)
Prepaid expenses	10	(74,622)	(15,507)	(37,525)
Increase (decrease) in current liabilities
Trade payables	17	1,147,541	(31,605)	576,164
Salaries and related charges	18	62,994	(22,556)	40,074
Taxes payable	19	16,092	1,917	46,476
Income and social contribution taxes		347,224	250,486	166,527
Post-employment benefits	20.b	(1,874)	(16,704)	15,596
Other payables		307	66,819	(59,237)
Deferred revenue	23	(9,344)	1,054	8,159
(Increase) decrease in non-current assets
Trade receivables and reseller financing	5	(73,036)	11,422	(99,622)
Recoverable taxes	7	(863,706)	(19,526)	(539,539)
Escrow deposits		(28,353)	(39,936)	(58,757)
Other receivables		(27,751)	(797)	6,350
Prepaid expenses	10	14,965	(4,379)	(58,735)

The accompanying notes are an integral part of the consolidated financial statements.

Ultrapar Participações S.A. and Subsidiaries

Consolidated Statements of Cash Flows – Indirect Method

For the years ended December 31, 2020, 2019 and 2018

(In thousands of Brazilian Reais)

		2020	2019	2018
Increase (decrease) in non-current liabilities
Post-employment benefits	20.b	12,072	(15,415)	(8,457)
Other payables		(49,282)	27,698	(4,397)
Deferred revenue	23	-	(11,850)	(1,046)
Acquisition of CBIO	15	(125,345)	-	-
Payments of contractual assets with customers – exclusive rights	11	(356,045)	(330,068)	(390,177)
Payments of contingencies	22.a	(45,367)	(25,080)	(23,745)
Income and social contribution taxes paid		(342,664)	(141,206)	(197,886)
Net cash provided by operating activities		3,138,119	2,924,852	2,888,959
Cash flows from investing activities
Financial investments, net of redemptions	4.b	(1,116,774)	(555,378)	(1,669,937)
Cash of companies acquired	3.c	-	-	3,662
Acquisition of property, plant, and equipment	14	(965,747)	(1,020,042)	(1,178,312)
Acquisition of intangible assets	15	(185,067)	(151,997)	(237,593)
Acquisition of companies	3.c	-	-	(103,373)
Capital increase in joint ventures	12.b	(28,840)	(79,124)	(31,908)
Capital reduction in associates	12.b	-	-	1,250
Initial direct costs of right-of-use assets	13	-	(68,007)	-
Proceeds from disposal of property, plant, and equipment and intangibles	28	160,023	39,287	38,578
Net cash used in investing activities		(2,136,405)	(1,835,261)	(3,177,633)
Cash flows from financing activities
Loans and debentures
Proceeds	16	3,591,624	2,105,737	4,461,112
Repayments	16	(2,795,002)	(2,644,704)	(3,710,718)
Interest paid	16	(740,853)	(1,469,780)	(737,564)
Payments of lease	13	(360,787)	(321,716)	(5,120)
Dividends paid	25.h	(284,767)	(596,436)	(808,603)
Redemption of non-controlling shares of Oxiteno Nordeste		-	(2,180)	-
Capital increase from Iconic non-controlling shareholders		-	6,996	-
Related parties	8.a	(2,548)	(146)	(114)
Net cash provided by (used in) financing activities		(592,333)	(2,922,229)	(801,007)
Effect of exchange rate changes on cash and cash equivalents in foreign currency		136,734	9,066	26,628
Increase (decrease) in cash and cash equivalents		546,115	(1,823,572)	(1,063,053)
Cash and cash equivalents at the beginning of the year	4.a	2,115,379	3,938,951	5,002,004
Cash and cash equivalents at the end of the year	4.a	2,661,494	2,115,379	3,938,951
Transactions without cash effect:
Addition on right-of-use assets and leases payable	13.a	484,121	334,857	-
Addition on contractual assets with customers – exclusive rights	11	193,040	-	-
Reversion fund – private pension	10; 20.a	47,088	-	-
Issuance of shares related to the subscription warrants - indemnification - Extrafarma acquisition	25.d	54,763	-	-

The accompanying notes are an integral part of the consolidated financial statements.

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

The Company engages in the investment of its own capital in services, commercial, and industrial activities, through the subscription or acquisition of shares of other companies. Through its subsidiaries, it operates in the segments of liquefied petroleum gas - LPG distribution (“Ultragaz”), fuel distribution and related businesses (“Ipiranga”), production and marketing of chemicals (“Oxiteno”), and storage services for liquid bulk (“Ultracargo”) and retail distribution of pharmaceutical, hygiene, beauty, and skincare products (“Extrafarma”). The information about segments are disclosed in Note 32.

a. Clarifications on the impacts of COVID-19

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

Since the beginning of the coronavirus pandemic, the Company and its subsidiaries acted in numerous initiatives to ensure the safety and security of its employees and the stability and continuity of its operations and partners, the financial solidity of the Company. All the activities of the companies controlled by the Company are classified as essential in the context of the measures adopted to face the pandemic.

The Company and its subsidiaries quickly adopted the work at home (expressed by home office) for the administrative public, with all the necessary support for the operational continuity. In addition to basic safety concerns with employees, companies implemented several initiatives aimed at welfare, such as virtual meetings, psychological support and concern for ergonomics, following the principle of valuing people.

Through a multidisciplinary committee, a plan for the gradual resumption of employees from administrative areas to offices was structured and included the adoption of numerous preventive measures and intensification of cleaning and safety, according to the guidelines of the state governments and municipal and health entities.

For the purpose to preserve job positions and mitigate the impacts of the crisis, the Company and its subsidiaries made use of resources made available by the government, such as reduced working hours and/or wages, suspension of contracts and reorganization of the vacation plan, as required.

The emergency measures and speed in answer to the first effects of the crisis, as well as initiatives to support the supply chain, were effective to keep the activities of the subsidiaries in operation, ensuring the delivery of essential services to the population and preserving the health and security of employees and partners.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Uncertainty remains to what extent the financial information, after December 31, 2020, may be affected by the commercial, operational and financial impacts of the pandemic, because it will depend on its duration and the impacts on economic activities, as well as government, business in response to the crisis. In this context, some financial risk assessments, projections and impairment tests, in connection with the preparation of these financial statements, may be impacted by the pandemic, and may adversely affect the financial position of the Company and its subsidiaries.

Operational impacts

The implemented measures of social isolation, restrictions on the movement of people and the operation of certain businesses significantly impacted economic activity in Brazil.

Ultragaz presented in the second quarter a reduction in the volume sold in the bulk segment, because of the lower demand from industries and small and medium-sized companies, that were directly impacted by the social isolation measures. However, this effect was compensated by the increase in sales in the bottled segment, due to the higher demand for LPG for residential use. In terms of costs and expenses, Ultragaz incurred additional freight expenses, due to the need to remove LPG on more distant supply bases, protection materials and temporary workers, in addition to numerous donations to hospitals focused in the pandemic and needy communities. There was no record of an increase in clients payment defaults in the period. In the third and fourth quarters, Ultragaz had a recovery in volume in the bulk segment, due the resumption of the industry, while sales in the bottled segment continued gradually returning to pre-pandemic levels.

At Ultracargo no relevant operating impacts due to the pandemic were noted. Ultracargo provided support to the Pernambuco Solidário (solidarity) campaign against COVID-19, lead by Associação Incubadora Porto Social and the state government, and donated hospital equipment and beds in the states of Maranhão and Pará. Ultracargo also donated 3 thousand basic baskets of goods to local communities nearby its six port terminals.

At Oxiteno, the paint, automotive and oil & gas industries suffered a retraction in demand in the second quarter of 2020, an effect that was partially compensated by the higher sales volume in the Home & Personal Care and Crop Solutions segments. In the third quarter, Oxiteno had a recovery in sales volume for the automotive fluids, paint and varnishes, with maintenance of increasing volumes for the hygiene and beauty sector. In the fourth quarter of 2020, Oxiteno's volume was practically in line with the third quarter. In addition, the USA unit continued to ramp-up, contributing to the increase in sales volume in the period and the recovery of the company's profitability.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Ipiranga was the business most impacted by the crisis due to the measures for isolation and social distancing. In April, volumes sold for the Otto cycle and diesel registered a reduction of 37% (unaudited) and 17% (unaudited), respectively, compared to the same period of the last year. In May and June of 2020, volumes sold improved gradually compared to April. In addition, the volatility in the prices of oil and oil products since the end of March, combined with a fall in the price of ethanol in April, caused inventories losses in the second quarter. To mitigate these effects, the company acted promptly with initiatives to retain cash and reduce expenses in several areas, which made it possible to reduce general, administrative and sales expenses. In the third quarter of 2020, the Company is observed a gradual evolution in the volumes sold of fuels over the quarter and an improvement in the operating environment. In the fourth quarter, the volume sold was 5% (unaudited) higher than the third quarter, with an 18% (unaudited) growth in the Otto cycle, as a result of the gradual recovery over the months, offset by the 5% (unaudited) reduction in diesel.

Extrafarma recorded a 3% decrease in sales, mainly due to the temporary closure of brick-and-mortar drugstores located in shopping centers and reduced costumer’s flow at the drugstores that remained open. To oppose this effect, sales were implemented through alternative delivery channels and partnerships with delivery applications. In addition, the extension of Provisional Measure 936 by the government, involving the suspension of labor contracts and temporary reduction in wages. In the third quarter of 2020, Extrafarma reopened the stores located in malls, contributing to an increase in revenue and cost dilution compared to the second quarter. During the fourth quarter, stores located in malls remained with a flow of people below the pre-pandemic period.

Main risks and associated measures

Credit risk - the subsidiary Ipiranga implemented a help package for Ipiranga resellers, including anticipation of sales credits through the Abastece Aí application, postponement of lease and financing payments and temporary suspension of volume performance clauses. These actions softened the impacts of the pandemic on Ipiranga’s clients' financial condition and, consequently, mitigated its potential effects on Ipiranga's default rates, that remained at the same levels as 2019. The effects of expected losses on doubtful accounts of quarter ended December 31, 2020 are disclosed in Notes 5 and 33.d.

Risk of impairment and intangible assets of indefinite useful life - the Company and its subsidiaries reviewed the projections used in impairment tests and assets allocated to cash generation units, considering the current impacts of the pandemic. The impairment tests did not indicate the need to recognize a provision for losses as of December 31, 2020.

Risk of realization of deferred tax assets - the Company and its subsidiaries realized technical feasibility study of the constitution and realization of deferred tax credits, considering the current projections approved by the Board of Directors for each business segment and did not identify the need for write-offs for the period ended on December 31, 2020.

Risks in financial instruments - the increase in volatility in financial markets may impact financial results according to sensitivity analyzes presented in Note 33.

Liquidity risk – with the objective to strengthen the Company's liquidity and cash position, in view of the uncertainty generated by the pandemic, at the end of March and start April 2020, the Company and the subsidiary IPP obtained R$ 1.5 billion in new financing maturing in one year. Of this total, R$ 1.3 billion was obtained through the issuance of promissory notes with credit in April 2020 of which R$ 0.3 billion was paid in advance in November 2020. In addition, as a measure of cash containment, the Company announced in April a reduction of approximately 30% in its investment plan for 2020 and in August, the management opted to not pay interim dividends for the year of 2020. As stated in the Bylaws, the minimum mandatory dividends will be paid after the disclosure of the year's results.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

In July 2020, the Company reopened bonds issued on the market maturing in 2029 and raised US$ 350 million with a coupon of 5.25% per year. The proceeds were used to pay debts maturing in the short term, allowing the Company's debt profile to be lengthened, in addition to strengthening its cash position.

2. Presentation of financial statements and summary of significant accounting policies

The consolidated financial statements (“financial statements”) were prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

The presentation currency of the Company’s financial statements is the Brazilian Real (“R$”), which is the Company’s functional currency.

The Company and its subsidiaries applied the accounting policies described below in a consistent manner for all years presented in these financial statements, except for the adoption of IFRS 16 as of January 1, 2019 as described in Note 2.h.

a. Recognition of revenue

Revenue of sales and services rendered is measured at the value of the consideration that the Company's subsidiaries expect to be entitled to, net of sales returns, discounts, amortization of contractual assets with customers and other deductions, if applicable, being recognized as the entity fulfills its performance obligation and freight mode of delivery. At Ipiranga, the revenue from sales of fuels and lubricants is recognized when the products are delivered to gas stations and to large consumers. At Ultragaz, revenue from sales of LPG is recognized when the products are delivered to customers at home, to independent dealers and to industrial and commercial customers. At Extrafarma, the revenue from sales of pharmaceuticals is recognized when the products are delivered to end user customers in own drugstores and when the products are delivered to independent resellers. At Oxiteno, the revenue from sales of chemical products is recognized when the products are delivered to industrial customers. At Ultracargo, the revenue provided from storage services is recognized as services are performed. The breakdowns of revenues from sales and services are shown in Notes 26 and 32.

Amortization of contractual assets with customers for the exclusive rights in Ipiranga’s reseller service stations and the bonuses paid in performance obligation sales are recognized in the income statement as a deduction of the revenue from sale according to the conditions established in the agreements which is reviewed as per the changes occurred in the agreements (see Notes 2.f and 11).

The am/pm franchising upfront fee received by Ipiranga is deferred and recognized in profit or loss as the entity fulfills each performance obligation throughout the terms of the agreements with the franchisees. For more information, see Note 23.a.

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

Exchange variations and the results of derivative financial instruments are presented in the statement of profit and loss on finance expenses.

Research and development expenses are recognized in the statements of profit or loss in general and administrative expenses and amounted to R$ 63,746 in 2020 (R$ 61,589 in 2019 and R$ 63,085 in 2018).

b. Cash and cash equivalents

Includes cash, banks deposits, and short-term up to 90 days of maturity, highly liquid investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value. For further information on cash and cash equivalents of the Company and its subsidiaries, see Note 4.a.

c. Financial assets

The Company and its subsidiaries evaluated the classification and measurement of financial assets based on its business model of financial assets as follows:

  Amortized cost: financial assets held in order to collect contractual cash flows, solely principal and interest. The interest earned and the foreign currency exchange variation are recognized in profit or loss and balances are stated at acquisition cost plus the interest earned, using the effective interest rate method. Financial investments in guarantee of loans are classified as amortized cost.

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

For further information on financial instruments, see Note 33.

Ultrapar Participações S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands of Brazilian Reais, unless otherwise stated)

d. Trade receivables and reseller financing

Trade receivables are recognized at the amount invoiced to the counterparty that the Company subsidiaries are entitled (see Notes 5.a and 33.d.3). The expected losses take into account, (i) at the initial recognition of the contract, the expected losses for the next 12 months or (ii) for the lifetime of the contract when the deterioration or improvement of the customers’ credit quality, considering the customers’ characteristics in each business segment. The amount of the expected credit losses is deemed by management to be sufficient to cover any loss on realization of trade receivables.

Reseller financing is provided at subsidized rate for renovation and upgrading of service stations, purchase of products and development of the automotive fuels and lubricants distribution market (see Notes 5.b and 33.d.3). The terms of reseller financing range between 12 and 60 months, with an average term of 40 months. The minimum and maximum subsisted interest rates are 0% per month and 1% per month respectively. These financing are remeasured at a market rate for working capital loans and the remeasurement adjustment between the market rate and the rate subsidized is recognized as a reduction to the reseller’s revenue at the beginning of the contract. Throughout the contract, the interest appropriated by the market rate is recognized to the financial result.

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

g. Investments

Investments in associates and joint ventures are accounted for under the equity method of accounting in the financial statements (see Note 12 items a and b). An associate is an investment, in which an investor has significant influence, that is, has the power to participate in the financial and operating decisions of the investee but does not exercise control. A joint venture is an investment in which the shareholders have the right to net assets on behalf of a joint control. Joint control is the agreement, which establish that decisions about the relevant activities of the investee require the consent from the parties that share control.

Other investments are stated at acquisition cost less provision for losses, unless the loss is considered temporary.

h. Right-of-use assets and leases payable

The Company and its subsidiaries recognized in the financial position, a right-of-use assets and the respective lease liabilities initially measured at the present value of future lease payments, considering the related contract costs (see Note 13). The amortization expenses of right-of-use assets is recognized in statement of profit or loss over the lease contract term. The liability is increased for interest and decreased by lease payments made. The interests are recognized in the statement of profit or loss using the effective interest rate method. The remeasurement of assets and liabilities based on the contractual index is recognized in the financial position, not having an effect in the result. In case of cancellation of the contract, the assets and respective liabilities are written off to the result, considering, if it is the case, any penalties provided in contractual clauses. The Company and its subsidiaries have no intention in purchasing the underlying asset. The Company and its subsidiaries periodically review the existence of an indication that the right-of-use assets may be impaired (see Note 2.u).

Right-of-use assets include amounts related to area port leases grants (see Note 34.c).

Ultrapar Participações S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands of Brazilian Reais, unless otherwise stated)

The Company and its subsidiaries apply the recognition exemptions to short-term leases of 12 months or less, and leases of low amount assets such. In these cases, the recognition of the lease expense in the statements of profit or loss is on a straight-line basis.

The following standards, amendments, and interpretations to IFRS were issued by the IASB, which are effective as of January 1, 2019:

IFRS 16 - Lease:

With the adoption of IFRS 16, the leases contracted by the Company’s subsidiaries, identified and effective at the date of transition and with maturities of more than 12 months, were accounted in the financial statements:

 - recognition of right-of-use assets and lease liabilities in financial position, initially measured at the present value of future lease payments; and

 - recognition of amortization expenses of right-of-use assets and interest expenses on the lease payable in the financial result in the statements of profits or loss.

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

• exclusion of the initial direct costs of the measurement of the opening balance from right-of-use asset; and

• options for extension of the term or termination were considered, when applicable.

The table below summarizes the effects on the initial adoption of the IFRS 16:

01/01/2019
Current assets
Prepaid expenses	(39,066)
Non-current assets
Prepaid expenses	(288,630)
Right-of-use assets	1,731,427
Intangible assets	(39,928)
Total assets	1,363,803
Current liabilities
Leases payable	13,827
Non-current liabilities
Leases payable	1,349,976
Total liabilities	1,363,803
F-21

Ultrapar Participações S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands of Brazilian Reais, unless otherwise stated)

To measurement, the Company used an incremental discount rate, ranging between 4.81% p.a. and 11.04% p.a., according to the terms of the contracts, and estimated the payment flows for the gross portion of taxes.

The table below summarizes the reconciliation of the operating lease commitments to leases payable:

Operating lease commitments as of December 31, 2018	1,540,994
Discounted using the incremental borrowing rate on January 1, 2019	(177,707)
Finance lease liabilities recognised as of December 31, 2018	46,066
(-) Recognition exemption for leases of low amount assets	(33,893)
(-) Recognition exemption for leases with less than 12 months of lease term at transition	(11,657)
(-) Extension options reasonably certain to be exercised	-
Leases payable recognised on January 1, 2019	1,363,803

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

Lease hold improvements are depreciated over the shorter of the lease contract term and useful life of the property.

j. Intangible assets

Intangible assets include assets acquired by the Company and its subsidiaries from third parties, and are recognized according to the criteria below:

  Goodwill is shown as intangible assets corresponding to the positive difference between the amount paid or payable to the seller and the fair value of the identifiable assets and liabilities assumed of the acquired entity. Goodwill is tested annually for impairment. Goodwill is allocated to the business segments, which represent the lowest level that goodwill is monitored for impairment testing purposes (see Note 15.a).

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

k. Other assets

Other assets are stated at the lower of cost and realizable value, including, if applicable, interest earned, monetary changes and changes in exchange rates incurred, less the provisions for losses and, if applicable, adjusted to present value.

Ultrapar Participações S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands of Brazilian Reais, unless otherwise stated)

l. Financial liabilities

The financial liabilities include trade payables, loans, financing, debentures, leases payable and derivative financial instruments. Financial liabilities are classified as “financial liabilities at fair value through profit or loss” or “financial liabilities at amortized cost”. The financial liabilities at fair value through profit or loss refer to derivative financial instruments, subscription warrants - indemnification, and financial liabilities designated as hedged items in a fair value hedge relationship upon initial recognition (see Note 2.c – Fair Value Hedge). The financial liabilities at amortized cost are stated at the initial transaction amount plus related charges and net of amortization and transaction costs. The charges are recognized in the statement of profit or loss using the effective interest rate method.

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

n. Provision for asset retirement obligation – fuel tanks

The subsidiary Ipiranga has the legal obligation to remove the underground fuel tanks located at Ipiranga-branded service stations after a certain period. The estimated cost of the obligation to remove these fuel tanks is recognized as a liability when the tanks are installed. The estimated cost is recognized in PP&E and depreciated over the respective useful lives of the asset. The amounts recognized as a liability accrue inflation effect using the Amplified Consumer Price Index (“IPCA”) until the tank is removed (see Note 21). The estimated removal cost is reviewed and updated annually or when there is significant change in its amount and change in the estimated costs are recognized in statements of profit or loss when they become known.

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

Ultrapar Participações S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands of Brazilian Reais, unless otherwise stated)

s. Basis for translation of financial statements of foreign subsidiaries

s.1 Subsidiaries with administrative autonomy

Assets and liabilities of the foreign subsidiaries, denominated in currencies other than Brazilian Real, which have administrative autonomy, are translated using the exchange rate at the date of the financial statements. Revenues and expenses are translated using the average exchange rate of each year and equity is translated at the historical exchange rate of each transaction affecting equity. Gains and losses resulting from changes in these foreign investments are directly recognized in equity in the “cumulative translation adjustments” and will be recognized in profit or loss if and when these investments are disposed of. The balance in cumulative translation adjustments on December 31, 2020 was a gain of R$ 231,596 (gain of R$ 102,427 on December 31, 2019) - see Note 25.g.2.

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

s.2 Subsidiaries without self-administrative autonomy

Assets and liabilities of the other foreign subsidiaries, which do not have administrative autonomy, are considered an extension of the activities of their parent company and are translated using the exchange rate at the date of the financial statements. Gains and losses resulting from changes in these foreign investments are directly recognized as financial result. The gain recognized in income in 2020 amounted to R$ 30,928 (R$ 2,444, gain in 2019 and R$ 4,090, gain in 2018).

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

Ultrapar Participações S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands of Brazilian Reais, unless otherwise stated)

t.1 Judgments

Information on the judgments is included: in the determination of control in subsidiaries (Notes 2.g, 2.s.1 and 3), the determination of joint control in joint venture (Notes 2.g and 12.a) and the determination of significant influence in associates (Notes 2.g and 12.b).

t.2 Uncertainties related to the assumptions and estimates

The information regarding uncertainties related to the assumptions and estimates are included: in determining the fair value of financial instruments (Notes 2.c, 2.l, 4, 16 and 33), the determination of the expected losses on doubtful accounts (Notes 2.d, 5 and 33.d.3), the determination of provisions for losses of inventories (Notes 2.e and 6), the estimative of realization of deferred IRPJ and CSLL amounts (Notes 2.m and 9.a), the useful lives and discount rate of right-of-use assets (Notes 2.h and 13), the useful lives of PP&E (Notes 2.i and 14), the useful lives of intangible assets, and the determination of the recoverable amount of goodwill (Notes 2.j and 15.a), provisions for assets retirement obligations (Notes 2.n and 21), provisions for tax, civil, and labor risks (Notes 2.o and 22), estimates for the preparation of actuarial reports (Notes 2.p and 20.b) and the determination of fair value of subscription warrants – indemnification (Notes 24 and 33.j). The actual result of the transactions and information may differ from their estimates.

u. Impairment of assets

The Company and its subsidiaries review in every reporting period the existence of any indication that an asset may be impaired. To intangible assets with indefinite useful life the review is done annually. If there is an indication of impairment, the Company and its subsidiaries estimate the recoverable amount of the asset. Assets that cannot be evaluated individually are grouped in the smallest group of assets that generate cash inflow from continuous use and that are largely independent of cash flows of other assets (cash generating units “CGU”). The recoverable amount of assets or CGUs corresponds to the greater of their fair value net of applicable direct selling costs and their value in use.

The fair value less costs to sell is determined by the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date, net of costs of removing the asset, and direct incremental costs to bring an asset into condition for its sale, legal costs, and taxes.

To assess the value in use, the projections of future cash flows, trends, and outlooks, as well as the effects of obsolescence, demand, competition, and other economic factors were considered. Such cash flows are discounted to their present values using the discount rate before tax that reflects market conditions for the period of impairment testing and the specific risks of the asset or CGU being evaluated. In cases where the expected discounted future cash flows are less than their carrying amount, an impairment loss is recognized for the amount by which the carrying value exceeds the fair value of these assets. Losses for impairment of assets are recognized in profit or loss. In case goodwill has been allocated to a CGU, the recognized losses are first allocated to reduce the corresponding goodwill. If the goodwill is not enough to absorb such losses, the surplus is allocated to the assets on a pro-rata basis. An impairment of goodwill cannot be reversed. For other assets, impairment losses may be reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if the impairment had not been recognized.

No impairment was recognized on December 31, 2020. On December 31, 2019, the Company recognized an impairment loss for the subsidiary Imifarma Produtos Farmacêuticos e Cosméticos S.A. (“Extrafarma”) (see Note 15.a).

Ultrapar Participações S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands of Brazilian Reais, unless otherwise stated)

v. Business combination

A business combination is accounted applying the acquisition method. The cost of the acquisition is measured based on the consideration transferred and to be transferred, measured at fair value at the acquisition date. In a business combination, the assets acquired, and liabilities assumed are measured in order to classify and allocate them accordingly to the contractual terms, economic circumstances and relevant conditions on the acquisition date. The non-controlling interest in the acquired company is measured based on its interest in net assets identified in the acquired company. Goodwill is measured as the excess of the consideration transferred and to be transferred over the fair value of net assets acquired (identifiable assets and liabilities assumed, net). After the initial recognition, goodwill is measured at cost less any accumulated impairment losses. For impairment testing purposes, goodwill is allocated to the Company’s operating segments. When the cost of the acquisition is lower than the fair value of net assets acquired, a gain is recognized directly in the statement of profit or loss. Costs related to the acquisitions are recorded in the statement of profit or loss when incurred. For the year ended on December 31, 2020 and 2019 there are not business combinations.

w. Statements of cash flows indirect method

The Company and its subsidiaries present the interest paid on loans, financing, debentures, and leases payable in financing activities and present financial investments, net of redemptions, in the investing activities.

x. Adoption of the pronouncements issued by IASB

There are not standards, amendments and interpretations to IFRS issued by the IASB which are effective and could have impact in these financial statements to December 31, 2020 and 2019 that have not been adopted by the Company.

y. Authorization for issuance of the financial statements

These financial statements were authorized for issuance by the Management on April 29, 2021.
F-26

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

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b. Investments in subsidiaries

The consolidated financial statements include the following direct and indirect subsidiaries:

			12/31/2020		12/31/2019		12/31/2018
			Control		Control		Control
	Location	Segment	Direct	Indirect	Direct	Indirect	Direct	Indirect
Ipiranga Produtos de Petróleo S.A.	Brazil	Ipiranga	100	-	100	-	100	-
am/pm Comestíveis Ltda.	Brazil	Ipiranga	-	100	-	100	-	100
Icorban – Correspondente Bancário Ltda.	Brazil	Ipiranga	-	100	-	100	-	100
Ipiranga Trading Limited	British Virgin Islands	Ipiranga	-	100	-	100	-	100
Tropical Transportes Ipiranga Ltda.	Brazil	Ipiranga	-	100	-	100	-	100
Ipiranga Imobiliária Ltda.	Brazil	Ipiranga	-	100	-	100	-	100
Ipiranga Logística Ltda.	Brazil	Ipiranga	-	100	-	100	-	100
Oil Trading Importadora e Exportadora Ltda.	Brazil	Ipiranga	-	100	-	100	-	100
Iconic Lubrificantes S.A.	Brazil	Ipiranga	-	56	-	56	-	56
Integra Frotas Ltda.	Brazil	Ipiranga	-	100	-	100	-	100
Companhia Ultragaz S.A.	Brazil	Ultragaz	-	99	-	99	-	99
Ultragaz Comercial Ltda.	Brazil	Ultragaz	-	100	-	100	-	100
Nova Paraná Distribuidora de Gás Ltda. (1)	Brazil	Ultragaz	-	100	-	100	-	100
Utingás Armazenadora S.A. (2)	Brazil	Ultragaz	-	57	-	57	-	57
Bahiana Distribuidora de Gás Ltda.	Brazil	Ultragaz	-	100	-	100	-	100
LPG International Inc.	Cayman Islands	Ultragaz	-	100	-	100	-	100
Imaven Imóveis Ltda.	Brazil	Others	-	100	-	100	-	100
Imifarma Produtos Farmacêuticos e Cosméticos S.A.	Brazil	Extrafarma	-	100	-	100	-	100
UVC Investimentos Ltda. (3)	Brazil	Others	-	99	-	-	-	-
Centro de Conveniências Millennium Ltda. and subsidiaries (4)	Brazil	Ipiranga	100	-	-	100	-	100
Oxiteno S.A. Indústria e Comércio	Brazil	Oxiteno	100	-	100	-	100	-
Oxiteno Nordeste S.A. Indústria e Comércio (5)	Brazil	Oxiteno	-	-	-	-	-	99
Oxiteno Argentina Sociedad de Responsabilidad Ltda.	Argentina	Oxiteno	-	100	-	100	-	100
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Brazil	Oxiteno	-	100	-	100	-	100
Oxiteno Uruguay S.A.	Uruguay	Oxiteno	-	100	-	100	-	100
Oxiteno México S.A. de C.V.	Mexico	Oxiteno	-	100	-	100	-	100
Oxiteno Servicios Corporativos S.A. de C.V.	Mexico	Oxiteno	-	100	-	100	-	100
Oxiteno Servicios Industriales S.A. de C.V.	Mexico	Oxiteno	-	100	-	100	-	100
Oxiteno USA LLC	United States	Oxiteno	-	100	-	100	-	100
Global Petroleum Products Trading Corp.	Virgin Islands	Oxiteno	-	100	-	100	-	100
Oxiteno Andina, C.A. (6)	Venezuela	Oxiteno	-	-	-	-	-	100
Oxiteno Europe SPRL	Belgium	Oxiteno	-	100	-	100	-	100
Oxiteno Colombia S.A.S	Colombia	Oxiteno	-	100	-	100	-	100
Oxiteno Shanghai LTD.	China	Oxiteno	-	100	-	100	-	100
Empresa Carioca de Produtos Químicos S.A.	Brazil	Oxiteno	-	100	-	100	-	100
Ultracargo - Operações Logísticas e Participações Ltda.	Brazil	Ultracargo	100	-	100	-	100	-
Terminal Químico de Aratu S.A. – Tequimar	Brazil	Ultracargo	-	99	-	99	-	99
TEAS – Terminal Exportador de Álcool de Santos Ltda.	Brazil	Ultracargo	-	100	-	100	-	100
Tequimar Vila do Conde Logística Portuária S.A.	Brazil	Ultracargo	-	100	-	100	-	-
Ultrapar International S.A.	Luxembourg	Others	100	-	100	-	100	-
SERMA - Ass. dos usuários equip. proc. de dados	Brazil	Others	-	100	-	100	-	100
UVC - Fundo de investimento em participações multiestratégia investimento no exterior (7)	Brazil	Others	100	-	-	-	-	-
Eaí Clube Automobilista S.A. (8)	Brazil	Abastece Aí	100	-	-	-	-	-

The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

(1)	Non operating company in closing phase.
(2)	In October 2020, there was a change in the share capital of the company Utingás, which became controlled by Companhia Ultragaz S.A. (“Ultragaz”).
(3)

Subsidiary created in January 2020 to provide valuation, business management and financial advisory services to UVC - Fundo de investimento em participações multiestratégia investimento no exterior. In September 2020 the company’s name was changed to “UVC Investimentos Ltda”.

(4)	In May 2020 there was a change in the participation of the capital of the subsidiary Millennium which became a direct subsidiary of the Company.
(5)

On April 30, 2019, the shareholders of Oxiteno Nordeste S.A. Indústria e Comércio (“Oxiteno Nordeste”) approved the redemption of all of its preferred shares class “B”, with subsequent cancellation. On December 2, 2019, in order to simplify the corporate structure, the subsidiary Oxiteno Nordeste was incorporated by its parent Oxiteno S.A. Indústria e Comércio (“Oxiteno S.A.”).

(6)	On October 15, 2019, the subsidiary Oxiteno S.A. approved the asset write-offs of Oxiteno Andina C.A. (“Oxiteno Andina”).
(7)

Fund constituted on January 2020, the UVC has the purpose to invest in promising companies that can leverage or complement the Company's business, besides to supporting the mapping and sharing of startups and new technologies.

(8)	Subsidiary created in July 2020, adding the Abastece Aí app and Km de Vantagens programs to operate in the digital payments segment under the Abastece Aí brand.

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

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

4. Cash and cash equivalents, financial investments and hedge derivative financial instruments

Cash equivalents and financial investments, excluding cash and bank deposits, are substantially represented by investments: (i) in Brazil, in certificates of deposit of financial institutions linked to interest rate of the Interbank Deposits Interest Rate (“DI”), in repurchase agreement, financial bills, and in short term investments funds, whose portfolio comprised of Brazilian Federal Government bonds and in certificates of deposit of financial institutions; (ii) outside Brazil, in certificates of deposit of financial institutions and in short term investments funds, whose portfolio comprised of Federal Government bonds; and (iii) in currency and interest rate hedging instruments.

The financial assets were classified in Note 33.j, based on business model of financial assets of the Company and its subsidiaries.

Cash, cash equivalents and financial investments amounted to R$ 8,672,160 as of December 31, 2020 (R$ 5,712,097 as of December 31, 2019) are as follows:

a. Cash and cash equivalents

Cash and cash equivalents of the Company and its subsidiaries are presented as follows:

	12/31/2020	12/31/2019

Cash and bank deposits
In local currency	285,306	182,237
In foreign currency	119,775	102,755

Financial investments considered cash equivalents
In local currency
Fixed-income securities	2,241,852	1,780,939
In foreign currency
Fixed-income securities	14,561	49,448
Total cash and cash equivalents	2,661,494	2,115,379

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b. Financial investments and currency and interest rate hedging instruments

The financial investments which are not classified as cash and cash equivalents are presented as follows:

	12/31/2020	12/31/2019

Financial investments
In local currency
Fixed-income securities and funds	3,749,852	2,610,686

In foreign currency
Fixed-income securities and funds	1,278,940	303,417

Currency and interest rate hedging instruments (a)	981,874	682,615

Total financial investments	6,010,666	3,596,718

Current	5,033,258	3,090,212
Non-current	977,408	506,506

(a) Accumulated gains, net of income tax (see Note 33.i).

5. Trade receivables and reseller financing

a. Trade receivables

The composition of trade receivables is as follows:

	12/31/2020	12/31/2019
Domestic customers	3,443,641	3,867,163
Domestic customers – related parties (see Note 8.a)	151	739
Foreign customers	326,442	223,308
Foreign customers – related parties (see Note 8.a)	2,984	3,176
(-) Expected losses on doubtful accounts	(382,096)	(404,886)
	3,391,122	3,689,500
Current	3,318,927	3,635,834
Non-current	72,195	53,666

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The breakdown of trade receivables, gross of expected losses on doubtful accounts, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
12/31/2020	3,773,218	2,963,163	124,606	27,970	21,389	47,169	588,921
12/31/2019	4,094,386	3,199,315	159,350	27,320	12,245	61,489	634,667

The breakdown of expected losses on doubtful accounts, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
12/31/2020	382,096	21,219	2,154	1,751	2,233	13,378	341,361
12/31/2019	404,886	28,861	1,456	1,625	3,749	23,698	345,497

Movements in the allowance for expected losses on doubtful accounts are as follows:

Balance as of December 31, 2018	385,080
Additions	189,192
Reversals	(119,640)
Write-offs	(49,746)
Balance as of December 31, 2019	404,886
Additions	194,220
Reversals	(203,994)
Write-offs	(13,016)
Balance as of December 31, 2020	382,096

For further information about the allowance for expected losses on doubtful accounts, see Note 33.d.3.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b. Reseller financing

The composition of reseller financing is as follows:

	12/31/2020	12/31/2019
Reseller financing – Ipiranga	1,165,395	956,942
(-) Expected losses on doubtful accounts	(197,011)	(156,006)
	968,384	800,936
Current	549,129	436,188
Non-current	419,255	364,748

The breakdown of reseller financing, gross of expected losses on doubtful accounts, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
12/31/2020	1,165,395	787,904	10,230	15,237	21,200	28,989	301,835
12/31/2019	956,942	644,488	26,262	10,481	12,616	30,144	232,951

The breakdown of expected losses on doubtful accounts, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
12/31/2020	197,011	22,872	785	1,812	2,397	14,684	154,461
12/31/2019	156,006	21,337	2,519	1,063	1,313	14,639	115,135

Movements in the allowance for expected losses on doubtful accounts are as follows:

Balance as of December 31, 2018	139,699
Additions	30,601
Reversals	(14,294)
Balance as of December 31, 2019	156,006
Additions	74,745
Reversals	(29,791)
Write-offs	(3,949)
Balance as of December 31, 2020	197,011

For further information about the allowance for expected losses on doubtful accounts see Note 33.d.3.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

6. Inventories

The composition of inventories is as follows:

	12/31/2020			12/31/2019
	Cost	Provision for losses	Net balance	Cost	Provision for losses	Net balance
Fuels, lubricants and greases	1,682,841	(5,344)	1,677,497	1,843,257	(2,073)	1,841,184
Finished goods	646,180	(22,281)	623,899	541,689	(22,048)	519,641
Work in process	1,450	-	1,450	1,971	-	1,971
Raw materials	568,185	(1,827)	566,358	365,960	(2,552)	363,408
Liquefied petroleum gas (LPG)	110,767	(5,761)	105,006	101,715	(5,761)	95,954
Consumable materials and other items for resale	129,559	(2,598)	126,961	140,058	(2,587)	137,471
Pharmaceutical, hygiene, and beauty products	521,689	(2,611)	519,078	549,191	(2,877)	546,314
Purchase for future delivery (1)	198,986	(464)	198,522	183,170	(2,719)	180,451
Properties for resale	27,532	(107)	27,425	29,273	(107)	29,166
	3,887,189	(40,993)	3,846,196	3,756,284	(40,724)	3,715,560

(1) Refers substantially to ethanol, biodiesel and advance of fuels.

Movements in the provision for losses are as follows:

Balance as of December 31, 2017	37,099
Additions to net realizable value adjustment	600
Additions of obsolescence and other losses	3,903
Oxiteno Andina (i)	985
Balance as of December 31, 2018	42,587
Reversals to net realizable value adjustment	(5,174)
Additions of obsolescence and other losses	4,296
Oxiteno Andina (ii)	(985)
Balance as of December 31, 2019	40,724
Additions to net realizable value adjustment	2,245
Reversals of obsolescence and other losses	(1,976)
Balance as of December 31, 2020	40,993

(i) Refers to impairment for subsidiary Oxiteno Andina.

(ii) Refers to the asset write-offs of Oxiteno Andina in 2019 (see Note 3.b.6).

The breakdown of provisions for losses related to inventories is shown in the table below:

	12/31/2020	12/31/2019
Net realizable value adjustment	17,488	15,243
Obsolescence and other losses	23,505	25,481
Total	40,993	40,724

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

	12/31/2020	12/31/2019
ICMS (a.1)	1,129,325	872,670
PIS and COFINS (a.2) (a.3)	1,297,029	930,570
Value-added tax (IVA) of foreign subsidiaries	35,600	29,707
Others	57,704	56,748
Total	2,519,658	1,889,695
Current	1,044,850	1,122,335
Non-current	1,474,808	767,360

a.1 The recoverable ICMS net of provision for losses is substantially related to the following subsidiaries and operations:

(i) The subsidiaries Oxiteno S.A., Empresa Carioca de Produtos Químicos S.A. (“EMCA”) and Oleoquímica Indústria e Comércio de Produtos Químicos Ltda. (“Oleoquímica”) accumulate credits in the amount of R$ 195,037 (R$ 151,393 as of December 31, 2019) due to sales and transfer transactions within and outside the State of Bahia at reduced rates;

(ii) The subsidiaries Ipiranga Produtos de Petróleo S.A. (“IPP”), Bahiana Distribuidora de Gás Ltda. (“Bahiana”), Ultragaz, AMPM, Iconic Lubrificantes S.A. (“Iconic”) have credits in the amount of R$ 754,882 (R$ 563,565 as of December 31, 2019) recognized, mainly, of the following nature: a) transactions of inputs and outputs of products subject to taxation of the own ICMS; b) interstate outflows of oil-related products whose ICMS was prepaid by the supplier (Petróleo Brasileiro S.A. (“Petrobras”)), in the case of the subsidiaries Ipiranga, Bahiana and Ultragaz and c) credits for refunds of the ICMS-ST (tax substitution) overpaid when the estimated calculation base is used higher than the actual operation practiced by the subsidiary Ipiranga;

(iii) The subsidiary Extrafarma has ICMS credits and ICMS-ST (tax substitution) advances in the amount of R$ 179,405 (R$ 157,713 as of December 31, 2019) on the inflow and outflow of operations carried out by its distribution centers, mostly in the North and Northeast, as well as refunds of the ICMS-ST portion overpaid when the estimated calculation base is used higher than the actual operation.

The amounts of recoverable ICMS credits are classified as current assets and consumed by the operations itself, being a revolving credit, which means that the credits are monthly offset with the tax payable on sales and new credits are generated by the acquisition of inputs, as well as by the State's refund on tax substitution operations. Management estimates the realization of the credits classified in non-current assets within an average term of up to 10 years.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The estimated recovery of ICMS assets is stated as follows:

Up to 1 year	422,548
From 1 to 2 years	362,062
From 2 to 3 years	200,586
From 3 to 5 years	88,483
From 5 to 7 years	26,420
From 7 to 10 years	29,226
Total of recoverable ICMS, net of provision	1,129,325

The provision for ICMS losses relates to tax credits of the subsidiaries whose amounts are not included within the term determined by its policy.

a.2 The balance refers, mainly, to the PIS and COFINS credits recorded under Laws 10,637/2002 and 10,833/2003 in the amount of R$ 651,051 (R$ 539,026 as of December 31, 2019), whose consumption will occur through the offset of debts administered by the Brazilian Federal Revenue Service (“RFB”) in an estimated term of 2 years by management. The subsidiaries Extrafarma, Tropical Transportes Ipiranga Ltda (“Tropical”), EMCA, Oleoquímica and Oxiteno S.A. have credits in the amount of R$ 645,978 (R$ 391,544 as of December 31, 2019) resulting from a definitive favorable decision on the exclusion of ICMS from the calculation basis of PIS and COFINS (see Note 22.d.1). For these cases, management estimates the realization of these credits within up to 5 years.

a.3 On March 15, 2017, due to general repercussions, the STF decided that ICMS does not compose the basis for calculating PIS and COFINS. The subsidiaries Extrafarma, Tequimar, Tropical and Oxiteno SA have credits originated from final definitive decisions on the exclusion of ICMS from the PIS and COFINS calculation base (see note 22.d), having been recorded in results, up to the present year of 2020, the amount of R$ 746,962 (R$ 338,110 up to 2019). For these cases, management estimates that these credits will be realized within up to 5 years.

The estimated recovery of PIS and COFINS credits is stated as follows:

Up to 1 year	528,999
From 1 to 2 years	405,998
From 2 to 3 years	178,049
From 3 to 5 years	183,983
Total of recoverable PIS and COFINS	1,297,029

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b. Recoverable income tax and social contribution taxes

Represented by recoverable IRPJ and CSLL.

	12/31/2020	12/31/2019
IRPJ and CSLL	627,285	430,290
Current	366,080	325,343
Non-current	261,205	104,947

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

8. Related parties

a. Related parties

Balances and transactions between the Company and its subsidiaries and between subsidiaries have been eliminated in consolidation and are not disclosed in this note. The balances and transactions between the Company and its subsidiaries with other related parties are disclosed below:

	Loans
	Assets	Liabilities
Química da Bahia Indústria e Comércio S.A. (1)	-	2,875
Routeasy Serviços de Assessoria Logística Ltda. (2)	2,334	-
Others (1)	490	836
Total as of December 31, 2020	2,824	3,711

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Loans
	Assets	Liabilities
Química da Bahia Indústria e Comércio S.A. (1)	-	2,875
Others (1)	490	1,050
Total as of December 31, 2019	490	3,925

(1) Loans contracted have indefinite terms and do not contain remuneration clauses.

(2) The loans contracted have a term of 36 months and can be extended by mutual agreement between the parties being remunerated by the DI plus a premium of 3% p.a.

	Commercial transactions
	Receivables (1)	Payables (1)	Sales and services	Purchases	Expenses
Oxicap Indústria de Gases Ltda.	-	1,772	471	19,077	-
Refinaria de Petróleo Riograndense S.A.	-	65,215	-	314,587	-
ConectCar Soluções de Mobilidade Eletrônica S.A.	151	104	3,062	154	-
LA’7 Participações e Empreend. Imob. Ltda. (a)	-	-	-	-	1,613
Chevron (Thailand) Limited	166	6	-	759	-
Chevron Brasil Oleos Basicos LTDA	-	6	-	-	-
Chevron Latin America Marketing LLC	118	-	-	-	-
Chevron Lubricants Lanka PLC	3	-	-	-	-
Chevron Lubricants Oils S.A.	823	-	-	-	-
Chevron Marine Products	1,873	-	-	-	-
Chevron Oronite Brasil LTDA.	-	37,482	-	108,198	-
Chevron Products Company	-	87,754	-	247,578	-
Chevron Belgium NV	-	785	-	6,707	-
Chevron Petroleum CO Colombia	1	-	-	-	-
Total as of December 31, 2020	3,135	193,124	3,533	697,060	1,613

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Commercial transactions
	Receivables (1)	Payables (1)	Other payables	Sales and services	Purchases	Expenses
Oxicap Indústria de Gases Ltda.	-	1,545	-	1	18,565	-
Refinaria de Petróleo Riograndense S.A.	-	264,602	-	-	1,019,108	-
ConectCar Soluções de Mobilidade Eletrônica S.A.	739	113	-	7,385	121	-
LA’7 Participações e Empreend. Imob. Ltda. (a)	-	124	-	-	-	1,477
Chevron (Thailand) Limited	1,333	5,177	-	-	90,912	-
Chevron Brasil Oleos Basicos LTDA	-	-	6	-	6,336	-
Chevron Latin America Marketing LLC	86	6	-	13	506	-
Chevron Lubricants Lanka PLC	-	-	285	-	-	-
Chevron Lubricants Oils S.A.	58	-	-	42	-	-
Chevron Marine Products	506	-	-	104	-	-
Chevron Oronite Brasil LTDA.	1,193	-	-	345	-	-
Chevron Products Company	-	16,302	-	-	212,915	-
Chevron Belgium NV	-	2,119	-	-	15,019	-
Chevron Petroleum CO Colombia	-	-	7	30	-	-
Total as of December 31, 2019	3,915	289,988	298	7,920	1,363,482	1,477

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Commercial transactions
	Sales and services	Purchases	Expenses
Oxicap Indústria de Gases Ltda.	6	9,032	-
Refinaria de Petróleo Riograndense S.A.	-	1,008,860	-
ConectCar Soluções de Mobilidade Eletrônica S.A.	3,844	186	-
LA’7 Participações e Empreend. Imob. Ltda. (a)	-	-	1,469
Total as of December 31, 2018	3,850	1,018,078	1,469

(1) Included in “domestic trade receivables”, “domestic trade payables” and “domestic trade payables – reverse factoring”, respectively.

(a) Refers to rental contracts of 15 drugstores owned by LA’7 as of December 31, 2020 and 2019, a company of the former shareholders of Extrafarma that are current shareholders of Ultrapar.

Purchase and sale transactions relate substantially to the purchase of raw materials, feedstock, transportation, and storage services based on similar market prices and terms with customers and suppliers with comparable operational performance. The operations of ConectCar Soluções de Mobilidade Eletrônica S.A. (“ConectCar”) refer to services provided. In the opinion of the Company and its subsidiaries’ management, transactions with related parties are not subject to credit risk, therefore, no provision for expected losses on accounts receivable or guarantees are recorded. Guarantees provided by the Company in loans of subsidiaries and affiliates are mentioned in Note 16.j.

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

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The expenses for compensation of its key executives (Company’s directors and executive officers) as shown below:

	2020	2019	2018
Short-term compensation	47,936	41,659	36,504
Stock compensation	4,786	9,881	1,407
Post-employment benefits	2,866	2,640	2,278
Termination benefit	-	-	905
Total	55,588	54,180	41,094

c. Deferred stock plan

Since 2003 Ultrapar has adopted a stock plan in which the executive has the usufruct of shares held in treasury until the transfer of the full ownership of the shares to those eligible members of management after five to seven years from the initial concession of the rights subject to uninterrupted employment of the participant during the period. The volume of shares and the executives eligible are determined by the Board of Directors, and there is no mandatory annual grant. The total number of shares to be used in the plan is subject to the number of shares in treasury. Ultrapar’s Board of Directors members are not eligible to participate in the stock plan. The fair value of the awards was determined on the grant date based on the market value of the shares on the B3, the Brazilian Securities, Commodities and Futures Exchange and the amounts are amortized between five to seven years from the grant date.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes shares granted to the Company and its subsidiaries’ management:

Grant date	Balance of number of shares granted	Vesting period	Market price of shares on the grant date (in R$ per share)	Total grant costs, including taxes	Accumulated recognized grant costs	Accumulated unrecognized grant costs
March 4, 2016	380,000	2021 to 2023	32.72	17,147	(14,076)	3,071
December 10, 2014	266,660	2021	25.32	28,405	(26,726)	1,679
March 5, 2014	55,600	2021	26.08	5,999	(5,951)	48
	702,260			51,551	(46,753)	4,798

In 2020, the amortization in the amount of R$ 2,360 (R$ 10,321 in 2019 and R$ 3,922 in 2018) was recognized as a general and administrative expense.

The table below summarizes the changes of number of shares granted:

Balance on December 31, 2018	1,700,128
Shares vested and transferred	(475,604)
Balance on December 31, 2019	1,224,524
Cancellation of granted shares due to termination of executive employment	(200,000)
Shares vested and transferred	(322,264)
Balance on December 31, 2020	702,260

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

As a result of the Plan, common shares representing at most 1% of the Company's share capital may be delivered to the participants, which corresponds, at the date of approval of this Plan, to 11,128,102 common shares.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes the restricted and performance stock programs:

Program	Grant date	Balance of number of shares granted	Vesting period	Market price of shares on the grant date (in R$ per share)	Total grant costs, including taxes	Accumulated recognized grant costs	Accumulated unrecognized grant costs
Restricted	October 1, 2017	240,000	2023	38.19	12,642	(6,848)	5,794
Restricted and performance	November 8, 2017	23,674	2021 to 2022	38.19	2,723	(1,852)	871
Restricted and performance	April 4, 2018	121,720	2021 to 2023	34.35	8,451	(5,522)	2,929
Restricted	September 19, 2018	80,000	2024	19.58	3,691	(810)	2,881
Restricted	September 24, 2018	80,000	2024	18.40	2,030	(761)	1,269
Restricted and performance	April 3, 2019	469,872	2022 to 2024	23.25	20,900	(9,573)	11,327
Restricted	September 2, 2019	440,000	2025	16.42	9,965	(2,215)	7,750
Restricted and performance	April 1, 2020	754,896	2023 to 2025	12.53	18,653	(3,584)	15,069
Restricted	September 16, 2020	700,000	2026	23.03	22,236	(1,235)	21,001
		2,910,162			101,291	(32,400)	68,891

In 2020, a general and administrative expense in the amount of R$ 12,664 was recognized in relation to the Plan (R$ 12,893 in 2019 and R$ 6,001 in 2018).

Balance on December 31, 2018	739,952
Shares granted on April 3, 2019	567,876
Shares granted on September 2, 2019	440,000
Cancellation of granted shares due to termination of executive employment	(9,168)
Balance on December 31, 2019	1,738,660
Shares granted on April 1, 2020	877,788
Shares granted on September 16, 2020	700,000
Cancellation of granted shares due to termination of executive employment	(353,294)
Cancellation of performance shares	(52,992)
Balance on December 31, 2020	2,910,162

The information above was adjusted restrospectively as disclosure in Note 25.a.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

9. Income and social contribution taxes

a. Deferred income (IRPJ) and social contribution taxes (CSLL)

The Company and its subsidiaries recognize deferred tax assets and liabilities, which are not subject to the statute of limitations, mainly resulting from provision for differences between cash and accrual basis, tax loss carryforwards, negative tax bases and provisions for tax, civil, and labor risks. Deferred tax assets are sustained by the continued profitability of their operations. Deferred IRPJ and CSLL are recognized under the following main categories:

	12/31/2020	12/31/2019
Assets - deferred income and social contribution taxes on:
Provision for impairment of assets	75,231	72,377
Provisions for tax, civil, and labor risks	138,516	150,085
Provision for post-employment benefits	96,108	92,199
Provision for differences between cash and accrual basis (i)	606,054	224,065
Goodwill	5,161	8,161
Business combination – tax basis vs. accounting basis of goodwill	75,515	75,745
Provision for asset retirement obligation	15,728	14,762
Provision for suppliers	49,501	35,214
Provision for profit sharing and bonus	56,873	44,818
Leases payable	41,932	19,003
Change in fair value of subscription warrants	22,833	16,338
Provision for deferred revenue	25,770	29,961
Other provisions	14,917	15,355
Tax losses and negative basis for social contribution carryforwards (9.d)	363,862	278,140
Total	1,588,001	1,076,223
Offset liability balance of deferred IRPJ and CSLL	(613,290)	(422,529)
Net balance of deferred taxes assets	974,711	653,694
Liabilities - deferred income and social contribution taxes on:
Revaluation of PP&E	1,776	1,866
Leases payable	1,895	2,356
Provision for differences between cash and accrual basis (i)	402,780	257,718
Provision for goodwill	92,242	39,186
Business combination – fair value of assets	111,832	114,125
Other provisions	15,497	14,809
Total	626,022	430,060
Offset asset balance of deferred IRPJ and CSLL	(613,290)	(422,529)
Net balance of deferred taxes liabilities	12,732	7,531

(i) Refers mainly to the income tax on the exchange variation of the derivate hedging instruments.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Changes in the net balance of deferred IRPJ and CSLL are as follows:

	2020	2019	2018
Initial balance	646,163	504,890	530,419
Deferred IRPJ and CSLL recognized in income of the year	87,939	97,465	(162,417)
Deferred IRPJ and CSLL recognized in other comprehensive income	210,034	40,497	133,124
Deferred IRPJ and CSLL recognized in business combination	-	-	1,054
Others	17,843	3,311	2,710
Final balance	961,979	646,163	504,890

The estimated recovery of deferred tax assets relating to IRPJ and CSLL is stated as follows:

Up to 1 year	203,341
From 1 to 2 years	154,684
From 2 to 3 years	79,646
From 3 to 5 years	189,231
From 5 to 7 years	634,200
From 7 to 10 years	326,899
Total of deferred tax assets relating to IRPJ and CSLL	1,588,001

In order to evaluate the realization of deferred tax assets, the taxable income projections from business plans of each segment of the Company which indicates trends and perspectives, demand effects, competition and other economic factors, and that represent the management’s best estimate about the economic conditions existing during the period of realization of the deferred tax asset were taken into account.

The main key assumptions used to calculate the realization of deferred tax assets are: growth in Gross Domestic Product (“GDP”), exchange rate, basic interest rate (SELIC) and DI, inflation rate, commodity price index, among others. The balance of R$ 1,588,001 was supported by the technical study on taxable profit projections for the realization of deferred tax assets, examined by the Fiscal Council (“CF”) and by the Audit and Risks Committee (“CAR”).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b. Reconciliation of income and social contribution taxes

IRPJ and CSLL are reconciled to the statutory tax rates as follows:

	2020	2019	2018
Income (loss) before taxes and share of profit (loss) of joint ventures, and associates	1,542,681	793,698	1,785,818
Statutory tax rates – %	34	34	34
Income and social contribution taxes at the statutory tax rates	(524,512)	(269,857)	(607,178)
Adjustments to the statutory income and social contribution taxes:
Nondeductible expenses (i)	(74,877)	(68,795)	(82,784)
Nontaxable revenues (ii)	33,552	28,235	32,523
Adjustment to estimated income (iii)	8,850	10,511	9,706
Interest on equity (iv)	-	-	(538)
Unrecorded deferred income and social contribution taxes carryforwards deferred (v)	(123,300)	(146,820)	(95,480)
Other adjustments	24,992	24,873	(2,634)
Income and social contribution taxes before tax incentives	(655,295)	(421,853)	(746,385)
Tax incentives - SUDENE	83,928	43,244	107,666
Income and social contribution taxes in the income statement	(571,367)	(378,609)	(638,719)
Current	(659,306)	(476,074)	(476,302)
Deferred	87,939	97,465	(162,417)
Effective IRPJ and CSLL rates – %	37.0	47.7	35.8

(i)	Consist of certain expenses that cannot be deducted for tax purposes under applicable tax legislation, such as expenses with fines, donations, gifts, losses of assets, negative effects of foreign subsidiaries and certain provisions.
(ii)	Consist of certain gains and income that are not taxable under applicable tax legislation, such as the reimbursement of taxes and the reversal of certain provisions.
(iii)	Brazilian tax law allows for an alternative method of taxation for companies that generated gross revenues of up to R$ 78 million in their previous fiscal year. Certain subsidiaries of the Company adopted this alternative form of taxation, whereby income and social contribution taxes are calculated on a basis equal to 32% of operating revenues, as opposed to being calculated based on the effective taxable income of these subsidiaries. The adjustment to estimated income represents the difference between the taxation under this alternative method and the income and social contribution taxes that would have been paid based on the effective statutory rate applied to the taxable income of these subsidiaries.
(iv)	Interest on equity is an option foreseen in Brazilian corporate law to distribute profits to shareholders, calculated based on the long-term interest rate (“TJLP”), which does not affect the income statement, but is deductible for purposes of IRPJ and CSLL, being taxable to the beneficiary and deductible to the entity that pays.
(v)	See Note 9.d.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

c. Tax incentives – SUDENE

The following subsidiaries are entitled to federal tax benefits providing for IRPJ reduction under the program for development of northeastern Brazil operated by the Superintendence for the Development of the Northeast (“SUDENE”), as shown below:

Subsidiary	Units	Incentive - %	Expiration
Bahiana Distribuidora de Gás Ltda.	Mataripe base	75	2024
	Caucaia base	75	2025
	Juazeiro base	75	2026
	Aracaju base	75	2027
	Suape base	75	2027
Terminal Químico de Aratu S.A. – Tequimar	Suape terminal (1)	75	2020
	Aratu terminal	75	2022
	Itaqui terminal	75	2025
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Camaçari plant	75	2021
Oxiteno S.A. Indústria e Comércio (2)	Camaçari plant	75	2026
Empresa Carioca de Produtos Químicos S.A. (3)	Camaçari plant	75	2026

(1)	Based on the legislation in force the enterprise belongs to the sectors identified as priorities for the development of the Northeast region of Brazil. Combined with Tequimar's successful track record in meeting the requirements for maintaining and renewing the incentive, as well as in the fact that several investments have been made in the modernization of the production process of the unit that is the object of the benefit – Suape Terminal, the request for the extension of the incentive for another 10 years will be filed in 2021 at SUDENE. The renewal request is usually made in the year after the year in which the incentive expires and generates retroactive effects as of January of the year in which the request is filed.
(2)	The request for renewal of the Oleoquímica incentive will be filed in 2022, for the same reasons described in note 1 above.
(3)	The request to transfer the right to reduce the IRPJ to Oxiteno S.A. was submitted to SUDENE and waits decision.

d. Income and social contribution taxes carryforwards

In December 31, 2020, the Company and certain subsidiaries had tax loss carryforwards related to income tax (IRPJ) of R$ 1,687,482 (R$ 1,268,964 as of December 31, 2019) and negative basis of CSLL of R$ 1,689,232 (R$ 1,270,714 as of December 31, 2019), whose compensations are limited to 30% of taxable income in a given tax year, which do not expire.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The balances which are constituted of deferred taxes related to income tax loss carryforwards and negative basis of social contribution base are as follows:

	12/31/2020	12/31/2019
Oxiteno S.A.	205,604	148,306
Extrafarma	72,318	72,318
Ipiranga	44,537	-
Ultrapar	27,736	27,051
Iconic	5,691
Abastece Aí	7,362	-
Tequimar Vila do Conde	489	17,657
Ultracargo	107	-
UVC Investimentos	18	-
Cia Ultragaz	-	12,808
	363,862	278,140

The balances which are not constituted of deferred taxes related to income tax loss carryforwards and negative basis of social contribution base are as follows:

	12/31/2020	12/31/2019
Extrafarma	294,400	237,664
Millennium	640	96
Integra Frotas	7,802	4,636
	302,842	242,396

In addition, the following foreign subsidiaries that do not have deferred taxes recognized related to income tax, as shown below, subject to local compensation rules.

	12/31/2020	12/31/2019	12/31/2020	12/31/2019
	US$ (thousands)	US$ (thousands)	R$ (thousands)	R$ (thousands)
Oxiteno USA	217,837	184,781	1,132,035	744,797
Oxiteno Uruguai	7,943	7,444	41,279	30,005
Ultrapar International	6,261	10,420	32,535	42,000
	232,041	202,645	1,205,849	816,802

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

10. Prepaid expenses

	12/31/2020	12/31/2019
Rents	30,400	37,106
Advertising and publicity	17,752	24,857
Deferred stock plan, net (see Note 8.c)	9,900	15,965
Insurance premiums	58,675	61,884
Software maintenance	24,233	23,216
Employee benefits	8,924	3,425
IPVA and IPTU	2,632	937
Contribution - private pension fund (see Note 20.a)	36,068	-
Other prepaid expenses	14,045	13,181
	202,629	180,571
Current	132,122	111,355
Non-current	70,507	69,216

11. Contractual assets with customers – exclusive rights

Refers to exclusive rights disbursements of Ipiranga’s agreements with reseller service stations and major consumers that are recognized at the time of their occurrence and recognized as a reductions of the revenue from sales and services in the statement of profit or loss according to the conditions established in the agreement, being reviewed as changes occur under the terms of the agreements. In December 31, 2020 the contracts amortization weighted average term was five years.

Balance and changes are shown below:

Balance as of December 31, 2017	1,502,360
Additions	390,177
Amortization	(371,825)
Transfer	(2,235)
Balance as of December 31, 2018	1,518,477
Additions	330,068
Amortization	(355,250)
Transfer	(27,306)
Balance as of December 31, 2019	1,465,989
Additions	549,085
Amortization	(289,436)
Transfer	(19,307)
Balance as of December 31, 2020	1,706,331
Current	478,908
Non-current	1,227,423

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

The subsidiary IPP participates in the port concession BEL02A at the port of Miramar, in Belém (PA), through Latitude Logística Portuária S.A. (“Latitude”); for the port of Vitória (ES), participates through Navegantes Logística Portuária S.A. (“Navegantes”); in Cabedelo (PB), has participation in the Nordeste Logística I S.A. ("Nordeste Logística I"), Nordeste Logística II S.A. ("Nordeste Logística II") and Nordeste Logística III S.A. ("Nordeste Logística III”) (see Note 34.c).

These investments are accounted for under the equity method of accounting based on their financial statements as of December 31, 2020.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Balances and changes in joint ventures are as follows:

	União Vopak	RPR	ConectCar	Latitude Logística	Navegantes Logística	Nordeste Logística I	Nordeste Logística II	Nordeste Logística III	Total
Balance as of December 31, 2017	6,096	54,739	61,226	‐	‐	‐	‐	‐	122,061
Capital increase	-	-	31,908	‐	‐	‐	‐	‐	31,908
Valuation adjustments	-	(3,704)	‐	‐	‐	‐	‐	‐	(3,704)
Dividends	-	(32,065)	‐	‐	‐	‐	‐	‐	(32,065)
Share of profit (loss) of joint ventures	1,350	1,148	(18,744)	‐	‐	‐	‐	‐	(16,246)
Balance as of December 31, 2018	7,446	20,118	74,390	‐	‐	‐	‐	‐	101,954
Capital increase	‐	‐	35,000	10,351	23,581	1,930	4,183	4,079	79,124
Valuation adjustments	‐	(7,771)	‐	‐	‐	‐	‐	‐	(7,771)
Dividends	(1,474)	(4,295)	‐	‐	‐	‐	‐	‐	(5,769)
Share of profit (loss) of joint ventures	1,370	10,740	(26,572)	‐	‐	‐	‐	‐	(14,462)
Balance as of December 31, 2019	7,342	18,792	82,818	10,351	23,581	1,930	4,183	4,079	153,076
Capital increase	-	-	20,000	-	-	303	3,894	5,006	29,203
Capital reduction (i)	-	-	-	-	(363)	-	-	-	(363)
Valuation adjustments	-	1,065	-	-	-	-	-	-	1,065
Dividends	-	(165)	-	-	-	-	-	-	(165)
Share of profit (loss) of joint ventures	392	(21,788)	(21,638)	-	(1,594)	(1,409)	(401)	626	(45,812)
Transfer to provision for short-term liabilities	-	2,096	-	-	-	-	-	-	2,096
Balance as of December 31, 2020	7,734	-	81,180	10,351	21,624	824	7,676	9,711	139,100

(i) Refers to reimbursement of expenses that preceded the port auctions and that were apportioned among the members of the consortium.

Provision for short-term liabilities

RPR
Balance as of December 31, 2019	-
Transfer to provision for short-term liabilities	2,096
Balance as of December 31, 2020	2,096

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The table below presents the statements of financial position and statements of profit or loss of joint ventures:

	12/31/2020
	União Vopak	RPR	ConectCar	Navegantes Logística	Nordeste Logística I	Nordeste Logística II	Nordeste Logística III
Current assets	8,510	291,720	161,371	24,691	972	18,531	21,513
Non-current assets	9,796	171,270	169,843	166,389	6,021	18,005	30,503
Current liabilities	2,698	363,388	168,854	8	4	5	6
Non-current liabilities	140	105,912	-	126,201	4,516	13,504	22,877
Equity	15,468	(6,310)	162,360	64,871	2,473	23,027	29,133
Net revenue from sales and services	15,666	1,455,668	91,096	-	-	-	-
Costs, operating expenses and income	(14,408)	(1,531,652)	(134,961)	(3,480)	(4,225)	(1,203)	1,878
Net finance income and income and social contribution taxes	(474)	10,361	589	(1,301)	-	-	-
Net income (loss)	784	(65,623)	(43,276)	(4,781)	(4,226)	(1,203)	1,878
Number of shares or units held	29,995	5,078,888	248,768,000	22,298,195	681,637	3,933,265	4,871,241
% of capital held	50	33	50	33	33	33	33

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	12/31/2019
	União Vopak	RPR	ConectCar
Current assets	6,818	428,880	159,972
Non-current assets	9,182	133,565	161,817
Current liabilities	1,116	418,289	155,542
Non-current liabilities	200	87,562	612
Equity	14,684	56,594	165,635
Net revenue from sales and services	15,400	2,156,432	80,387
Costs, operating expenses and income	(12,083)	(2,130,323)	(136,764)
Net finance income and income and social contribution taxes	(577)	6,237	3,234
Net income (loss)	2,740	32,346	(53,143)
Number of shares or units held	29,995	5,078,888	228,768,000
% of capital held	50	33	50

	12/31/2018
	União Vopak	RPR	ConectCar
Net revenue from sales and services	16,938	2,092,548	57,506
Costs, operating expenses and income	(13,154)	(2,083,592)	(114,336)
Net finance income and income and social contribution taxes	(1,084)	(261)	19,343
Net income (loss)	2,700	8,695	(37,487)
Number of shares or units held	29,995	5,078,888	193,768,000
% of capital held	50	33	50

The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b. Associates

Subsidiary IPP holds an interest in Transportadora Sulbrasileira de Gás S.A., which is primarily engaged in natural gas transportation services.

Subsidiary Oxiteno S.A. holds an interest in Oxicap Indústria de Gases Ltda. (“Oxicap”), which is primarily engaged in the supply of nitrogen and oxygen for its shareholders in the Mauá petrochemical complex.  The subsidiary Oxiteno S.A. holds an interest in Química da Bahia Indústria e Comércio S.A., which is primarily engaged in manufacturing, marketing, and processing of chemicals. The operations of Química da Bahia are currently suspended.

Subsidiary Cia. Ultragaz holds an interest in Metalúrgica Plus S.A., which is primarily engaged in the manufacture and trading of LPG containers. The operations of this associate are currently suspended.

Subsidiary Cia. Ultragaz holds an interest in Plenogás Distribuidora de Gás S.A., which is primarily engaged in the marketing of LPG. The operations of this associate are currently suspended.

These investments are accounted for under the equity method of accounting based on the financial statements as of December 31, 2020.

Balances and changes in associates are as follows:

	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.	Total
Balance as of December 31, 2017	6,348	14,458	3,618	340	577	25,341
Capital reduction	(1,250)	-	-	-	-	(1,250)
Dividends	(984)	-	-	-	(236)	(1,220)
Share of profit (loss) of associates	575	908	(28)	(112)	124	1,467
Balance as of December 31, 2018	4,689	15,366	3,590	228	465	24,338
Dividends	(818)	-	-	-	(87)	(905)
Share of profit (loss) of associates	1,790	568	(36)	(90)	85	2,317
Balance as of December 31, 2019	5,661	15,934	3,554	138	463	25,750
Dividends	(2,357)	-	-	-	-	(2,357)
Share of profit (loss) of associates	1,846	414	(12)	(91)	38	2,195
Balance as of December 31, 2020	5,150	16,348	3,542	47	501	25,588

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The table below presents the statements of financial position and statements of profit or loss of associates:

	12/31/2020
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Current assets	10,570	65,136	47	58	352
Non-current assets	12,822	77,339	10,146	414	2,196
Current liabilities	2,189	26,116	-	28	154
Non-current liabilities	602	7,994	3,109	302	890
Equity	20,601	108,365	7,084	142	1,504
Net revenue from sales and services	14,295	58,677	-	-	-
Costs, operating expenses and income	(6,475)	(54,163)	(24)	(212)	396
Net finance income and income and social contribution taxes	(437)	(1,770)	-	(60)	(39)
Net income (loss)	7,383	2,744	(24)	(272)	357
Number of shares or units held	20,124,996	1,987	1,493,120	3,000	1,384,308
% of capital held	25	15	50	33	33

	12/31/2019
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Current assets	12,172	45,178	71	40	151
Non-current assets	14,041	84,705	10,147	703	2,440
Current liabilities	2,944	11,041	-	25	34
Non-current liabilities	626	9,634	3,110	302	1,167
Equity	22,643	109,208	7,108	416	1,390
Net revenue from sales and services	12,348	43,463	-	-	-
Costs, operating expenses and income	(4,815)	(36,791)	(84)	(213)	285
Net finance income and income and social contribution taxes	(157)	(2,483)	12	(57)	(29)
Net income (loss)	7,376	4,189	(72)	(270)	256
Number of shares or units held	20,124,996	1,987	1,493,120	3,000	1,384,308
% of capital held	25	15	50	33	33

	12/31/2018
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Net revenue from sales and services	10,595	53,288	-	-	-
Costs, operating expenses and income	(7,957)	(43,814)	(78)	(266)	399
Net finance income and income and social contribution taxes	(211)	(3,453)	22	(69)	(27)
Net income (loss)	2,427	6,021	(56)	(335)	372
Number of shares or units held	20,124,996	1,987	1,493,120	3,000	1,384,308
% of capital held	25	15	50	33	33

The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

13. Right-of-use assets and leases payable

Some of the subsidiaries of the Company have real estate leases, substantially related to: (i) Ipiranga: fuel stations and distribution center; (ii) Extrafarma: pharmacies and distribution center; (iii) Ultragaz: points of sale and bottling base; (iv) Ultracargo: port areas; and (v) Oxiteno: industrial plant. Some subsidiaries also have lease agreements relating to vehicles.

a. Right-of-use assets

	Weighted average useful life (years)	Balance on 12/31/2019	Additions and remeasurement	Write-offs	Effect of foreign currency exchange rate variation	Amortization	Balance on 12/31/2020
Cost:
Real estate	10	2,068,254	259,244	(78,529)	5,463	-	2,254,432
Port area (i)	20	68,007	200,527	-	-	-	268,534
Vehicles	4	91,868	55,616	(7,893)	252	-	139,843
Equipment	6	31,822	7,833	(572)	5,853	-	44,936
Others	20	27,846	-	-	-	-	27,846
		2,287,797	523,220	(86,994)	11,568	-	2,735,591
Accumulated amortization:
Real estate		(256,430)	-	46,282	(697)	(271,130)	(481,975)
Port area (i)		-	-	-	-	(3,962)	(3,962)
Vehicles		(27,492)	-	5,509	232	(41,340)	(63,091)
Equipment		(7,600)	-	572	(1,996)	(10,595)	(19,619)
Others		(15,363)	-	-	-	(1,295)	(16,658)
		(306,885)	-	52,363	(2,461)	(328,322)	(585,305)
Net amount		1,980,912	523,220	(34,631)	9,107	(328,322)	2,150,286

	Weighted average useful life (years)	Adoption IFRS 16	Additions and remeasurement	Write-offs	Transfer	Effect of foreign currency exchange rate variation	Amortization	Balance on 12/31/2019
Cost:
Real estate	7	1,636,330	308,622	(55,605)	98,043	80,930	-	2,068,320
Port area (i)	-	-	68,007	-	-	-	-	68,007
Others	4	95,097	26,235	(1,981)	27,847	4,272	-	151,470
		1,731,427	402,864	(57,586)	125,890	85,202	-	2,287,797
Accumulated amortization:
Real estate		-	-	6,682	-	36	(262,750)	(256,032)
Others		-	-	442	(14,068)	81	(37,308)	(50,853)
		-	-	7,124	(14,068)	117	(300,058)	(306,885)
Net amount		1,731,427	402,864	(50,462)	111,822	85,319	(300,058)	1,980,912

(i) Refers to the area port lease, which R$ 68,007 was paid by the Company’s subsidiaries in the fourth quarter of 2019 (see Note 34.c).

 The amortization expenses were recognized in the financial statements as shown below:

	2020	2019	2018
Cost of products and services sold	66,604	48,134	15,044
Selling and marketing	257,846	244,974	8,920
General and administrative	3,872	6,950	75,370
	328,322	300,058	99,334
F-56

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b. Leases payable

The changes in leases payable are shown below:

Balance as of December 31, 2018	46,066
Adoption IFRS 16	1,363,803
Interest accrued	128,996
Payments	(321,716)
Additions and remeasurement	334,857
Write-offs	(52,129)
Effect of foreign currency exchange rate variation	88,796
Balance as of December 31, 2019	1,588,673
Interest accrued	144,655
Payments	(360,787)
Additions and remeasurement	484,121
Write-offs	(35,381)
Effect of foreign currency exchange rate variation	12,007
Balance as of December 31, 2020	1,833,288
Current	260,189
Non-current	1,573,099

The future disbursements (installments) assumed under leases contracts are presented below:

12/31/2020
Up to 1 year	396,010
From 1 to 2 years	351,894
From 2 to 3 years	316,195
From 3 to 4 years	284,575
From 4 to 5 years	256,429
More than 5 years	1,129,281
Total	2,734,384

The contracts related to the leases payable are substantially indexed by the IGP-M (General Market Price Index is a measure of Brazilian inflation, calculated by the Getúlio Vargas Foundation).

The weighted average discount rates for the lease payable are presented below:

Maturity date of the contracts	Up to 5 years	From 5 to 10 years	From 10 to 15 years	More than 15 years
Weighted average discount rates (% p.a.)	7.2	8.8	8.9	9.2

c. Lease contracts of low amount assets

Subsidiaries Cia. Ultragaz, Bahiana, Extrafarma, Ipiranga, Serma and Oxiteno S.A. have operating lease contracts consider as low value, short term and variable payments for the use of factory and IT equipment’s, vehicles and real states. The subsidiaries have the option to purchase the assets referring to IT equipment at a price equal to the fair value on the date of option, and management does not intend to exercise such option.

The future disbursements (payments), assumed as a result of these contracts amount approximately to:

	Up to 1 year	Between 1 and 5 years	More than 5 years	Total
12/31/2020	1,147	6,145	-	7,292
12/31/2019	3,474	6,028	‐	9,502

The amount of lease considered as of low value, short term and variable payments, recognized as an expense in 2020 was R$ 17,749 (R$ 11,400 in 2019 and R$ 11,386 in 2018).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

14. Property, plant, and equipment

Balances and changes in PP&E are as follows:

	Weighted average useful life (years)	Balance on 12/31/2019	Additions	Depreciation	Transfer (i)	Write- offs and disposals	Effect of foreign currency exchange rate variation	Balance on 12/31/2020
Cost:
Land	-	667,865	21,300	-	2,113	(14,427)	10,257	687,108
Buildings	32	1,925,946	25,572	-	148,527	(27,210)	81,875	2,154,710
Leasehold improvements	9	1,121,528	28,374	-	89,559	(16,954)	315	1,222,822
Machinery and equipment	13	5,707,721	144,089	-	378,883	(5,554)	273,223	6,498,362
Automotive fuel/lubricant distribution equipment and facilities	13	2,991,472	90,279	-	133,963	(46,394)	-	3,169,320
LPG tanks and bottles	10	755,460	65,230	-	289	(44,500)	-	776,479
Vehicles	8	320,161	22,495	-	8,363	(40,517)	334	310,836
Furniture and utensils	9	295,604	13,985	-	6,775	(3,694)	4,042	316,712
Construction in progress	-	827,086	506,367	-	(765,785)	(1,167)	14,194	580,695
Advances to suppliers	-	12,544	28,339	-	(6,185)	(56)	-	34,642
Imports in progress	-	250	1,437	-	(822)	-	1	866
IT equipment	5	412,809	32,134	-	539	(2,827)	2,189	444,844
		15,038,446	979,601	-	(3,781)	(203,300)	386,430	16,197,396

	Balance on 12/31/2019	Additions	Depreciation	Transfer (i)	Write- offs and disposals	Effect of foreign currency exchange rate variation	Balance on 12/31/2020
Accumulated depreciation:
Buildings	(793,835)	-	(65,318)	2,376	20,021	(14,641)	(851,397)
Leasehold improvements	(614,379)	-	(80,995)	49	6,252	(88)	(689,161)
Machinery and equipment	(3,231,627)	-	(317,694)	59	4,091	(53,133)	(3,598,304)
Automotive fuel/lubricant distribution equipment and facilities	(1,766,878)	-	(176,404)	(6)	36,335	-	(1,906,953)
LPG tanks and bottles	(425,554)	-	(56,267)	(30)	27,200	-	(454,651)
Vehicles	(139,045)	-	(24,585)	48	19,997	(269)	(143,854)
Furniture and utensils	(171,475)	-	(21,060)	7	2,988	(2,173)	(191,713)
IT equipment	(318,063)	-	(35,080)	122	2,676	(1,911)	(352,256)
	(7,460,856)	-	(777,403)	2,625	119,560	(72,215)	(8,188,289)
Provision for losses:
Advances to suppliers	(110)	-	-	-	-	-	(110)
Land	(146)	-	-	-	-	-	(146)
Leasehold improvements	(1,599)	910	-	-	639	(11)	(61)
Machinery and equipment	(2,875)	-	-	-	156	(138)	(2,857)
Automotive fuel/lubricant distribution equipment and facilities	(98)	-	-	-	25	-	(73)
	(4,828)	910	-	-	820	(149)	(3,247)
Net amount	7,572,762	980,511	(777,403)	(1,156)	(82,920)	314,066	8,005,860

(i) Refers to amounts transferred between rubrics and to intangible assets.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Weighted average useful life (years)	Balance on 12/31/2018	Additions	Depreciation	Transfer (i)	Write-offs and disposals	Effect of foreign currency exchange rate variation	Oxiteno Andina (*)	Balance on 12/30/2019
Cost:
Land	-	620,879	43,420	-	4,785	(2,017)	1,059	(261)	667,865
Buildings	32	1,801,073	18,117	-	105,861	(4,339)	7,023	(1,789)	1,925,946
Leasehold improvements	10	1,015,640	19,191	-	129,234	(42,552)	15	-	1,121,528
Machinery and equipment	13	5,219,256	131,831	-	365,953	(4,967)	9,596	(13,948)	5,707,721
Automotive fuel/lubricant distribution equipment and facilities	14	2,864,333	103,288	-	81,038	(57,187)	-	-	2,991,472
LPG tanks and bottles	10	743,016	65,351	-	(6,993)	(45,914)	-	-	755,460
Vehicles	7	308,756	24,686	-	7,564	(20,353)	(394)	(98)	320,161
Furniture and utensils	9	279,016	15,009	-	4,399	(2,665)	198	(353)	295,604
Construction in progress	-	922,799	591,525	-	(695,301)	(108)	8,344	(173)	827,086
Advances to suppliers	-	14,088	7,378	-	(8,921)	-	(1)	-	12,544
Imports in progress	-	41	9,513	-	(9,304)	-	-	-	250
IT equipment	5	395,063	21,771	-	872	(5,249)	352	-	412,809
		14,183,960	1,051,080	-	(20,813)	(185,351)	26,192	(16,622)	15,038,446

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Balance on 12/31/2018	Additions	Depreciation	Transfer (i)	Write-offs and disposals	Effect of foreign currency exchange rate variation	Oxiteno Andina (*)	Balance on 12/31/2019
Accumulated depreciation:
Buildings	(743,117)	-	(58,158)	187	4,681	893	1,679	(793,835)
Leasehold improvements	(558,042)	-	(84,664)	2,040	26,291	(4)	‐	(614,379)
Machinery and equipment	(2,969,209)	-	(298,767)	2,983	3,510	16,340	13,516	(3,231,627)
Automotive fuel/lubricant distribution equipment and facilities	(1,657,608)	-	(159,961)	-	50,691	-	-	(1,766,878)
LPG tanks and bottles	(401,056)	-	(57,890)	4,467	28,925	-	-	(425,554)
Vehicles	(123,650)	-	(27,106)	28	11,274	311	98	(139,045)
Furniture and utensils	(155,339)	-	(18,944)	(12)	2,280	204	336	(171,475)
IT equipment	(288,083)	-	(34,782)	50	5,061	(309)	‐	(318,063)
Construction in progress	(6,896,104)	-	(740,272)	9,743	132,713	17,435	15,629	(7,460,856)
Provision for losses:
Advances to suppliers	(83)	(27)	-	-	-	-	-	(110)
Buildings	(306)	-	-	-	-	-	306	-
Land	(827)	-	-	-	-	-	681	(146)
Leasehold improvements	(1,385)	(1,528)	-	-	111	1,203	-	(1,599)
Machinery and equipment	(6,117)	-	-	-	769	1,138	1,335	(2,875)
Automotive fuel/lubricant distribution equipment and facilities	(165)	-	-	-	67	-	-	(98)
Construction in progress	(38)	-	-	-	-	-	38	-
Furniture and utensils	(70)	-	-	-	1	-	69	-
	(8,991)	(1,555)	-	-	948	2,341	2,429	(4,828)
Net amount	7,278,865	1,049,525	(740,272)	(11,070)	(51,690)	45,968	1,436	7,572,762

(i) Refers to amounts transferred to intangible assets, inventories and right-of-use assets.

(*) Refers to the asset write-offs of Oxiteno Andina (see Note 3.b.6).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Weighted average useful life (years)	Balance on 12/31/2017	Additions	Depreciation	Transfer (i)	Write-offs and disposals	Effect of foreign currency exchange rate variation	Balance acquisition TEAS (ii)	Balance on 12/31/2018
Cost:
Land	-	576,642	3,994	‐	9,261	(895)	(1,238)	33,115	620,879
Buildings	32	1,637,871	7,041	‐	151,937	(2,929)	(10,914)	18,067	1,801,073
Leasehold improvements	8	912,555	11,931	‐	103,371	(12,273)	56	-	1,015,640
Machinery and equipment	13	4,721,931	115,171	‐	588,696	(4,895)	(261,955)	60,308	5,219,256
Automotive fuel/lubricant distribution equipment and facilities	13	2,729,522	98,478	‐	98,573	(62,240)	-	-	2,864,333
LPG tanks and bottles	8	692,856	78,995	‐	2,552	(31,387)	-	-	743,016
Vehicles	6	287,295	29,141	‐	18,061	(23,996)	(1,745)	-	308,756
Furniture and utensils	8	265,909	18,417	‐	6,078	(863)	(10,570)	45	279,016
Construction in progress	-	929,000	796,909	‐	(883,994)	(578)	81,462	-	922,799
Advances to suppliers	-	112,167	6,317	‐	(100,233)	-	(4,163)	-	14,088
Imports in progress	-	786	699	‐	(1,446)	-	2	-	41
IT equipment	5	352,986	34,921	‐	7,942	(1,953)	1,161	6	395,063
		13,219,520	1,202,014	‐	798	(142,009)	(207,904)	111,541	14,183,960

(i) Refers to amounts transferred to intangible assets, inventories and right-of-use assets as from 2019.

(ii) See Note 3.c.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Balance on 12/31/2017	Additions	Depreciation	Transfer (i)	Write-offs and disposals	Effect of foreign currency exchange rate variation	Balance acquisition TEAS (ii)	Balance on 12/31/2018
Accumulated depreciation:
Buildings	(724,408)	‐	(53,462)	10,046	2,608	26,533	(4,434)	(743,117)
Leasehold improvements	(475,651)	‐	(83,208)	(4,574)	5,398	(7)	-	(558,042)
Machinery and equipment	(2,980,166)	‐	(271,867)	1,143	3,449	288,461	(10,229)	(2,969,209)
Automotive fuel/lubricant distribution equipment and facilities	(1,545,806)	‐	(162,815)	(7,232)	58,245	-	-	(1,657,608)
LPG tanks and bottles	(328,384)	‐	(88,308)	(2,347)	17,983	-	-	(401,056)
Vehicles	(112,200)	‐	(28,792)	498	15,002	1,842	-	(123,650)
Furniture and utensils	(148,575)	‐	(18,482)	(292)	513	11,517	(20)	(155,339)
IT equipment	(260,859)	‐	(30,659)	2,702	1,819	(1,080)	(6)	(288,083)
	(6,576,049)	‐	(737,593)	(56)	105,017	327,266	(14,689)	(6,896,104)
Provision for losses:
Advances to suppliers	(83)	-	‐	‐	-	-	‐	(83)
Buildings	-	(306)	‐	‐	-	-	‐	(306)
Land	(104)	(723)	‐	‐	-	-	‐	(827)
Leasehold improvements	(564)	(733)	‐	‐	2	(90)	‐	(1,385)
Machinery and equipment	(4,724)	(1,532)	‐	‐	444	(305)	‐	(6,117)
Automotive fuel/lubricant distribution equipment and facilities	(169)	-	‐	‐	4	-	‐	(165)
Construction in progress	-	(38)	-	-	-	-	-	(38)
Furniture and utensils	(1)	(69)	‐	‐	-	-	‐	(70)
	(5,645)	(3,401)	‐	‐	450	(395)	‐	(8,991)
Net amount	6,637,826	1,198,613	(737,593)	742	(36,542)	118,967	96,852	7,278,865

(i) Refers to amounts transferred to intangible assets, inventories and right-of-use assets as from 2019.

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

The depreciation expenses were recognized in the financial statements as shown below:

	2020	2019	2018
Inventories and cost of products and services sold	429,984	405,966	406,002
Selling and marketing	297,172	285,671	279,023
General and administrative	50,247	48,635	52,568
	777,403	740,272	737,593

15. Intangible assets

Balances and changes in intangible assets are as follows:

	Weighted average useful life (years)	Balance on 12/31/2019	Additions	Amortization	Transfer (i)	Write-offs and disposals	Effect of foreign currency exchange rate variation	Balance on 12/31/2020
Cost:
Goodwill (a)	-	1,525,088	-	-	-	-	-	1,525,088
Software (b)	4	1,210,529	184,027	-	993	(6,633)	6,130	1,395,046
Technology (c)	-	32,617	-	-	-	-	-	32,617
Commercial property rights	-	7,934	-	-	-	(7,934)	-	-
Distribution rights	10	133,599	-	-	-	-	-	133,599
Brands (d)	-	122,504	-	-	-	-	14,458	136,962
Trademark rights (d)	39	114,792	-	-	-	-	-	114,792
Others (e)	10	44,900	1,040	-	-	-	4,758	50,698
Decarbonization credits (f)		-	125,345	-	(1,058)	(124,287)	-	-
		3,191,963	310,412	-	(65)	(138,854)	25,346	3,388,802
Accumulated amortization:
Software		(648,861)	-	(175,144)	-	3,375	(4,394)	(825,024)
Technology		(32,616)	-	-	-	-	-	(32,616)
Commercial property rights		(6,384)	-	(85)	-	6,469	-	-
Distribution rights		(108,932)	-	(4,394)	-	-	-	(113,326)
Trademark rights		(6,119)	-	(2,937)	-	-	-	(9,056)
Others		(32,713)	-	(121)	-	-	(11)	(32,845)
		(835,625)	-	(182,681)	-	9,844	(4,405)	(1,012,867)
Provision for losses and impairment:
Goodwill (a)		(593,280)	-	-	-	-	-	(593,280)
Commercial property rights		(465)	-	-	-	465	-	-
		(593,745)	-	-	-	465	-	(593,280)
Net amount		1,762,593	310,412	(182,681)	(65)	(128,545)	20,941	1,782,655

(i) Refers to amounts transferred to PP&E and prepaid expenses.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Weighted average useful life (years)	Balance on 12/31/2018	Adoption IFRS 16	Additions	Amortization	Transfer (i)	Write-offs and disposals	Effect of foreign currency exchange rate variation	Oxiteno Andina (*)	Balance on 12/31/2019
Cost:
Goodwill (a)	-	1,525,088	-	-	-	-	-	-	-	1,525,088
Software (b)	3	1,062,486	-	145,004	-	2,553	(784)	1,551	(281)	1,210,529
Technology (c)	5	32,617	-	-	-	-	-	-	-	32,617
Commercial property rights	10	64,032	(56,114)	3,820	-	(1,401)	(2,403)	-	-	7,934
Distribution rights	6	142,989	-	1,505	-	(10,895)	-	-	-	133,599
Brands (d)	-	120,571	-	-	-	-	-	1,933	-	122,504
Trademark rights (d)	35	114,792	-	-	-	-	-	-	-	114,792
Others (e)	10	43,281	-	1,668	-	(355)	-	306	-	44,900
		3,105,856	(56,114)	151,997	-	(10,098)	(3,187)	3,790	(281)	3,191,963
Accumulated amortization:
Software		(537,438)	-	-	(110,088)	13	(611)	(998)	261	(648,861)
Technology		(32,613)	-	-	(3)	-	-	-	-	(32,616)
Commercial property rights		(23,931)	16,186	-	(848)	(669)	2,878	-	-	(6,384)
Distribution rights		(106,597)	-	-	(6,511)	4,176	-	-	-	(108,932)
Trademark rights		(3,182)	-	-	(2,937)	-	-	-	-	(6,119)
Others		(32,740)	-	-	(105)	136	-	(4)	-	(32,713)
		(736,501)	16,186	-	(120,492)	3,656	2,267	(1,002)	261	(835,625)
Provision for losses and impairment:
Goodwill (a)		-	-	(593,280)	-	-	-	-	-	(593,280)
Commercial property rights		-	-	(465)	-	-	-	-	-	(465)
		-	-	(593,745)	-	-	-	-	-	(593,745)
Net amount		2,369,355	(39,928)	(441,748)	(120,492)	(6,442)	(920)	2,788	(20)	1,762,593

(i) Refers to amounts transferred to PP&E and right-of-use assets.

(*) Refers to the asset write-offs of Oxiteno Andina (see Note 3.b.6).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Weighted average useful life (years)	Balance on 12/31/2017	Additions	Amortization	Transfer (i)	Write-offs and disposals	Effect of foreign currency exchange rate variation	Balance acquisition TEAS (ii)	Balance on 12/31/2018
Cost:
Goodwill (a)	-	1,524,291	-	-	-	-	-	797	1,525,088
Software (b)	5	853,079	223,964	-	(1,258)	(15,401)	2,053	49	1,062,486
Technology (c)	5	32,617	-	-	-	-	-	-	32,617
Commercial property rights (d)	10	55,069	11,117	-	-	(2,154)	-	-	64,032
Distribution rights	8	142,669	690	-	(350)	-	(20)	-	142,989
Brands (e)	-	113,543	-	-	-	-	7,028	-	120,571
Trademark rights (e)	39	114,792	-	-	-	-	-	-	114,792
Others (f)	10	40,514	1,822	-	-	-	945	-	43,281
		2,876,574	237,593	‐	(1,608)	(17,555)	10,006	846	3,105,856
Accumulated amortization:
Software		(456,799)	-	(79,845)	59	28	(832)	(49)	(537,438)
Technology		(32,541)	-	(72)	-	-	-	-	(32,613)
Commercial property rights		(21,292)	-	(4,679)	-	2,040	-	-	(23,931)
Distribution rights		(96,704)	-	(10,018)	125	-	-	-	(106,597)
Trademark rights		-	-	(3,182)	-	-	-	-	(3,182)
Others		(31,196)	-	(1,538)	-	-	(6)	-	(32,740)
		(638,532)	‐	(99,334)	184	2,068	(838)	(49)	(736,501)
Net amount		2,238,042	237,593	(99,334)	(1,424)	(15,487)	9,168	797	2,369,355

(i)    Refers to amounts transferred to PP&E.

(ii)  See Note 3.c.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The amortization expenses were recognized in the financial statements as shown below:

	2020	2019	2018
Inventories and cost of products and services sold	9,575	11,183	15,044
Selling and marketing	7,825	3,872	8,920
General and administrative	165,281	105,437	75,370
	182,681	120,492	99,334

a. Goodwill

The balance of the goodwill is tested annually for impairment and is represented by the following acquisitions:

	Segment	12/31/2020	12/31/2019
Goodwill on the acquisition of:
Extrafarma	Extrafarma	661,553	661,553
Extrafarma – impairment	Extrafarma	(593,280)	(593,280)
Extrafarma – net	Extrafarma	68,273	68,273
Ipiranga (1)	Ipiranga	276,724	276,724
União Terminais	Ultracargo	211,089	211,089
Texaco	Ipiranga	177,759	177,759
Iconic (CBLSA)	Ipiranga	69,807	69,807
Oxiteno Uruguay	Oxiteno	44,856	44,856
Temmar	Ultracargo	43,781	43,781
DNP	Ipiranga	24,736	24,736
Repsol	Ultragaz	13,403	13,403
TEAS	Ultracargo	797	797
Others	Oxiteno	583	583
		931,808	931,808

 (1) Including R$ 246,163 at Ultrapar.

On December 31, 2020, the Company tested the balances of goodwill shown in the table above for impairment. The determination of value in use involves assumptions, judgments, and estimates of cash flows, such as growth rates of revenues, costs and expenses, estimates of investments and working capital, and discount rates. The assumptions about growth projections and future cash flows are based on the Company’s business plan of its operating segments, as well as comparable market data, and represent management’s best estimate of the economic conditions that will exist over the economic life of the various CGUs, to which goodwill is related. The main key-assumptions used by the Company to calculate the value in use are described below:

Period of evaluation: the evaluation of the value in use is calculated for a period of five years (except the Extrafarma segment), after which the Company calculated the perpetuity, considering the possibility of carrying the business on indefinitely. For the Extrafarma segment, a period of ten years was used due to a four-year period to maturity of new stores were considered.

Discount and real growth rates: on December 31, 2020, the discount and real growth rates used to extrapolate the projections ranged from 8.5% to 11.0% and from 0% to 1% p.a., respectively, depending on the CGU analyzed.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Revenue from sales and services, costs and expenses, and gross margin considers the budget prepared for 2021 and the long-term strategic plan prepared by management and approved by the Board of Directors.

The goodwill impairment tests, and net assets of the Company and its subsidiaries did not result in the recognition of impairment. In the year ended December 31, 2019 recorded an impairment provision in the amount of R$ 593,280 for subsidiary Extrafarma (see Note 2.u).

The Company assessed a sensitivity analysis of discount and growth rate of perpetuity, due to their significant impact on cash flows and value in use. An increase of 0.5 percentage points in the discount rate or a decrease of 0.5 percentage points in the growth rate of the perpetuity of the cash flow of each business segment would not result in the recognition of impairment.

b. Software

Includes user licenses and costs for the implementation of the various systems used by the Company and its subsidiaries: integrated management and control, financial management, foreign trade, industrial automation, operational and storage management, accounting information, and other systems. Also include expenses related to software in progress in the amount of R$ 35,718 on December 31, 2020 and R$ 56,472 on December 31, 2019.

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

f. Decarbonization credits

The decarbonization credits (“CBIO”) acquired are recorded at acquisition cost and are retired in the year to fulfillment the individual target set by the National Agency of Petroleum, Natural Gas and Biofuels (“ANP”).

1

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

16. Loans, financing, debentures and hedge derivative financial instruments

a. Composition

Description	12/31/2020	12/31/2019	Index/ Currency	Weighted average financial charges 12/31/2020 – % p.a.	Maturity
Foreign currency – denominated loans:
Notes in the foreign market (b) (*)	7,267,687	4,213,662	US$	5.3	2026 to 2029
Foreign loan (c.1) (*)	1,047,644	1,057,407	US$	3.9	2021 to 2023
Financial institutions (e)	312,200	604,741	US$ + LIBOR (1)	1.4	2021
Foreign loan (c.1) (*)	261,284	608,685	US$ + LIBOR (1)	1.0	2022
Financial institutions (e)	154,783	132,417	US$	2.5	2020 to 2022
Advances on foreign exchange contracts	105,579	-	US$	3.7	2021
Financial institutions (e)	39,350	41,164	MX$ (2)	8.4	2021
Foreign loan (c.2)	-	243,837	US$ + LIBOR (1)	-	2020
BNDES (d)	-	208	US$	-	2020
Total foreign currency	9,188,527	6,902,121

Brazilian Reais – denominated loans:
Debentures – CRA (g.2, g.4 and g.6)	2,037,602	2,036,647	DI	95.8	2022 to 2023
Debentures - 6ª issuance (g.5)	1,734,113	1,752,080	DI	105.3	2023
Debentures – Ipiranga (g.1 and g.3)	1,679,036	1,868,612	DI	105.0	2021 to 2022
Notes - Ultrapar (h.1)	1,038,499	-	R$ + DI	3.1	2021
Debentures – CRA (g.2, g.4 and g.6) (*)	1,000,824	941,614	IPCA	4.6	2024 to 2025
Banco do Brasil (f)	407,420	611,276	DI	110.9	2021 to 2022
Bank Credit Bill	50,692	-	R$ + DI	3.5	2021
Debentures – Tequimar (g.7)	92,541	89,278	R$	6.5	2024
FINEP	29,803	41,345	TJLP (3)	1.6	2020 to 2023
BNDES (d)	-	62,578	TJLP (3)	-	2021
Banco do Nordeste do Brasil	-	10,039	R$ (4)	-	2021
FINEP	-	12,820	R$	-	2020 to 2021
BNDES (d)	-	30,392	SELIC (5)	-	2020
BNDES (d)	-	3,913	R$	-	2020 to 2022
FINAME	-	22	TJLP (3)	-	2020 to 2022
Total in Brazilian Reais	8,070,530	7,460,616
Total foreign currency and Brazilian Reais	17,259,057	14,362,737
Currency and interest rate hedging instruments (**)	117,159	29,985
Total	17,376,216	14,392,722
Current	3,255,944	1,117,441
Non-current	14,120,272	13,275,281

(*) These transactions were designated for hedge accounting (see Note 33.h).

 (**) Accumulated losses (see Note 33.i).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

 (1)   LIBOR = London Interbank Offered Rate.

 (2)   MX$ = Mexican Peso; TIIE = the Mexican interbank balance interest rate.

 (3)   TJLP (Long-term Interest Rate) = set by the National Monetary Council, TJLP is the basic financing cost of Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”), the Brazilian Development Bank. On December 31, 2020, TJLP was fixed at 4.55% p.a.

 (4)   Contract linked to the rate of FNE (Northeast Constitutional Financing Fund) fund whose purpose is to promote the development of the industrial sector, managed by Banco do Nordeste do Brasil. On December 31, 2020, the FNE interest rate was 10% p.a. FNE grants a discount of 15% on the interest rate for timely payments.

 (5)   SELIC = basic interest rate set by the Brazilian Central Bank.

The changes in loans and debentures are shown below:

Balance as of December 31, 2018	15,116,139
New loans and debentures with cash effect	2,105,737
Interest accrued	845,844
Principal payment	(2,644,704)
Interest payment	(1,469,780)
Monetary and exchange rate variation	296,441
Change in fair value	113,060
Balance as of December 31, 2019	14,362,737
New loans and debentures with cash effect	3,591,624
Interest accrued	757,161
Principal payment	(2,795,002)
Interest payment	(740,853)
Monetary and exchange rate variation	2,048,688
Change in fair value	34,702
Balance as of December 31, 2020	17,259,057

The long-term debt had the following principal maturity schedule:

	12/31/2020	12/31/2019
From 1 to 2 years	2,702,626	1,424,775
From 2 to 3 years	3,091,641	3,115,495
From 3 to 4 years	784,778	3,451,988
From 4 to 5 years	231,271	765,263
More than 5 years	7,309,956	4,517,760
	14,120,272	13,275,281

The transaction costs and issuance premiums associated with debt issuance were added to their financial liabilities, as shown in Note 16.i.

The Company’s management entered into hedging instruments against foreign exchange and interest rate variations for a portion of its debt obligations (see Note 33.h).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b.  Notes in the foreign market

On October 6, 2016, the subsidiary Ultrapar International S.A. (“Ultrapar International”) issued US$ 750,000 (equivalent to R$ 3,897,525 as of December 31, 2020) in notes in the foreign market, maturing in October 2026, with interest rate of 5.25% p.a., paid semiannually. The issue price was 98.097% of the face value of the note. The notes were guaranteed by the Company and its subsidiary IPP. The Company has designated hedge relationships for this transaction (see Note 33.h.3).

On June 6, 2019, the subsidiary Ultrapar International issued US$ 500,000 (equivalent to R$ 2,598,350 as of December 31, 2020) in notes in the foreign market, maturing in June 2029, with interest rate of 5.25% p. a., paid semiannually. The issue price was 100% of the face value of the note. The notes were guaranteed by the Company and its subsidiary IPP. The Company has designated hedge relationships for part of this transaction (see Note 33.h.3).

On June 21, 2019, the subsidiary Ultrapar International repurchased US$ 200,000 (equivalent to R$ 1,039,340 as of December 31, 2020) in notes in the foreign market maturing in October 2026.

On July 13, 2020, the subsidiary Ultrapar International made the reopening of notes in the foreign market issued in 2019, in the amount of US$ 350,000 (equivalent to R$ 1,818,845 as of December 31, 2020) maturing in June 2029, to the coupon (interest) and yield of 5.25% per year, paid semiannually. The issue price was 99.994% of face value of the note. The notes were guaranteed by the Company and the subsidiary IPP.

As a result of the issuance of the notes in the foreign market, the Company and its subsidiaries are required to perform certain obligations, including:

  Restriction on sale of all or substantially all assets of the Company and subsidiaries Ultrapar International and IPP.

  Restriction on encumbrance of assets exceeding US$ 150,000 (equivalent to R$ 779,505 as of December 31, 2020) or 15% of the amount of the consolidated tangible assets.

The Company and its subsidiaries are in compliance with the levels of covenants required by this debt. The restrictions imposed on the Company and its subsidiaries are customary in transactions of this nature and have not limited their ability to conduct their business to date.

c. Foreign loans

c.1. The subsidiary IPP has foreign loans in the amount of US$ 235,000 (equivalent to R$ 1,221,225 as of December 31, 2020). IPP also contracted hedging instruments with floating interest rate in U.S. dollar and exchange rate variation, changing the foreign loans charges, on average, to 104.1% of DI. IPP designated these hedging instruments as a fair value hedge (see Note 33.h.1). Therefore, loans and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss. The foreign loans are secured by the Company.

The foreign loans have the maturity distributed as follows:

Maturity	US$ (thousands)	R$ (thousands)	Cost in % of DI
Charges (1)	16,877	87,703	-
Jul/2021	60,000	311,802	101.8
Jun/2022	50,000	259,835	105.0
Sep/2023	60,000	311,802	105.0
Sep/2023	65,000	337,786	104.8
Total / average cost	251,877	1,308,928	104.1

 (1) Includes interest, transaction costs and fair value adjustments.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The subsidiary IPP paid off in advance of such financing in the amount of US$ 160,000 in 2020. From the 2020, the subsidiary IPP does not have contracts of foreign loans with covenants.

c.2 The subsidiary Global Petroleum Products Trading Corporation (“GPPTC”) contracted a foreign loan in the amount of US$ 60,000 with maturity on June 22, 2020 and interest of LIBOR + 2.0% p.a., paid quarterly. The Company, through the subsidiary Cia. Ultragaz, contracted hedging instruments subject to floating interest rates in dollar and exchange rate variation, changing the foreign loan charge to 105.9% of DI. The foreign loan is guaranteed by the Company and its subsidiary Oxiteno S.A. The foreign loan was settled by sudsidiary GPPTC on the maturity date.

d. BNDES

The subsidiaries had financing from BNDES for some of their investments and for working capital.

The subsidiaries paid such loans off in advance in the amount of R$ 39,843 on December 2020.

e. Financial institutions

The subsidiaries Oxiteno Mexico S.A. de C.V., Oxiteno USA LLC (“Oxiteno USA”) and Oxiteno Uruguay have loans for investments and working capital.

The subsidiary Oxiteno USA has loans with bearing interest of LIBOR + 1.4% and maturity as shown below:

Maturity	US$ (thousands)	R$ (thousands)
Charges (1)	3	15
Mar/2021	60,000	312,185
Total	60,003	312,200

 (1) Includes interest.

The proceeds of this loan were used in the working capital and to fund the construction of a new alkoxylation plant in the state of Texas.

The subsidiary Oxiteno USA paid off in advance of such financing in the amount of US$ 70,000 in 2020. As from the third quarter of 2020, the subsidiary Oxiteno USA does not have the need to maintain the levels of covenants required by these loans.

f. Banco do Brasil

The subsidiary IPP has floating interest rate loans with Banco do Brasil to marketing, processing, or manufacturing of agricultural goods (ethanol).

These loans mature, as follows (includes accrued interest through December 31, 2020):

Maturity	12/31/2020
May/2021	204,328
May/2022	203,092
Total	407,420

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

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

g.6. In December 2018, the subsidiary IPP carried out its eighth issuance of debentures in the amount of R$ 900,000, in two series, being one of 660,000 and another of 240,000, simple, nonconvertible into shares, nominative, book-entry and unsecured debentures. The debentures have been subscribed by Vert Companhia Securitizadora. The proceeds from this issuance were used exclusively for the purchase of ethanol by subsidiary IPP. The debentures were subscribed with the purpose to bind the issuance of CRA. The financial settlement occurred on December 21, 2018. The debentures have an additional guarantee from Ultrapar and the main characteristics of the debentures are as follows:

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

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The debentures have maturity dates distributed as shown below (includes accrued interest through December 31, 2020).

Maturity	12/31/2020
Charges (1)	205,533
May/2021	166,670
Jul/2021	750,000
Apr/2022	660,139
Jul/2022	750,000
Oct/2022	730,384
Mar/2023	1,725,336
Dec/2023	660,000
Apr/2024	352,361
Oct/2024	213,693
Nov/2024	90,000
Dec/2025	240,000
Total	6,544,116

 (1) Includes interest, transaction cost and mark to market.

h. Notes

h.1 In April 2020, the Company made its second public issuance of notes in a single series of 40 commercial notes, not convertible into shares, of unsecured type, whose main characteristics are:

Face value unit:	R$ 25,000,000.00
Final maturity:	April 6, 2021
Payment of the face value:	Lump sum at final maturity
Interest:	DI + 3.10%
Payment of interest:	Lump sum at final maturity
Reprice:	Not applicable

h.2 In April 2020, the subsidiary IPP made its first public issuance of notes in a single series of 15 commercial notes, not convertible into shares, of unsecured type, whose main characteristics are:

Face value unit:	R$ 20,000,000.00
Final maturity:	April 3, 2021
Payment of the face value:	Lump sum at final maturity
Interest:	DI + 2.00%
Payment of interest:	Lump sum at final maturity
Reprice:	Not applicable

The subsidiary IPP paid off in advance the notes in November 2020.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

i. Transaction costs

Transaction costs incurred in issuing debt were deducted from the value of the related financial instruments and are recognized as an expense according to the effective interest rate method, as follows:

	Effective rate of transaction costs (% p.a.)	Balance on 12/31/2019	Incurred cost	Amortization	Balance on 12/31/2020
Debentures (g)	0.2	41,406	-	(13,058)	28,348
Notes in the foreign market (b)	0.1	28,114	13,263	(4,265)	37,112
Notes (h)	0.5	-	6,802	(5,484)	1,318
Banco do Brasil (f)	0.1	770	-	(438)	332
Foreign loans (c)	-	94	-	(94)	-
Others	-	1,382	-	(1,382)	-
Total		71,766	20,065	(24,721)	67,110

	Effective rate of transaction costs (% p.a.)	Balance on 12/31/2018	Incurred cost	Amortization	Balance on 12/31/2019
Debentures (g)	0.2	56,376	692	(15,662)	41,406
Notes in the foreign market (b)	0.1	13,881	18,442	(4,209)	28,114
Banco do Brasil (f)	0.2	3,437	-	(2,667)	770
Foreign loans (c)	-	331	-	(237)	94
Others	0.2	2,432	-	(1,050)	1,382
Total		76,457	19,134	(23,825)	71,766

	Effective rate of transaction costs (% p.a.)	Balance on 12/31/2017	Incurred cost	Amortization	Balance on 12/31/2018
Debentures (g)	0.2	44,709	21,308	(9,641)	56,376
Notes in the foreign market (b)	‐	15,298	-	(1,417)	13,881
Banco do Brasil (f)	0.2	8,065	-	(4,628)	3,437
Foreign loans (c)	0.1	1,213	-	(882)	331
Other	0.2	2,801	366	(735)	2,432
Total		72,086	21,674	(17,303)	76,457

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The amount to be appropriated to profit or loss in the future is as follows:

	Up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Total
Debentures (g)	12,403	9,274	5,318	1,139	214	-	28,348
Notes in the foreign market (b)	4,890	4,893	4,896	4,913	4,903	12,617	37,112
Notes (h)	1,318	-	-	-	-	-	1,318
Banco do Brasil (f)	257	75	-	-	-	-	332
Total	18,868	14,242	10,214	6,052	5,117	12,617	67,110

j. Guarantees

The financings are guaranteed by collateral in the amount of R$ 75,251 as of December 31, 2020 (R$ 73,536 as of December 31, 2019) and by guarantees and promissory notes in the amount of R$ 13,758,033 as of December 31, 2020 (R$ 11,833,294 as of December 31, 2019).

The Company and its subsidiaries offer collateral in the form of letters of credit for commercial and legal proceedings in the amount of R$ 129,139 as of December 31, 2020 (R$ 293,509 as of December 31, 2019).

Some subsidiaries of Company issue collateral to financial institutions in connection with the amounts owed by some of their customers to such institutions (vendor financing) as follows:

	IPP		Oxiteno
	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Maximum amount of future payments related to these collaterals	330,944	81,344	-	2,753
Maturities of up to	46 months	60 months	-	4 months
Fair value of collaterals	5,496	1,237	-	68

If a subsidiary is required to make any payment under these collaterals, this subsidiary may recover the amount paid directly from its customers through commercial collection. Until December 31, 2020, the subsidiaries did not have losses in connection with these collaterals. The fair value of collaterals is recognized in current liabilities as “other payables”, which is recognized in the statement of profit or loss as customers settle their obligations with the financial institutions.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)
17. Trade payables

	12/31/2020	12/31/2019
Domestic suppliers	2,306,398	1,800,348
Domestic suppliers – related parties (see Note 8.a)	5,102	96,908
Domestic suppliers – reverse factoring (i)	1,021,424	262,870
Domestic suppliers – reverse factoring (i) - related parties (see Note 8.a)	61,989	193,080
Foreign suppliers	307,486	237,618
Foreign suppliers - related parties (see Note 8.a)	126,033	23,604
Foreign suppliers – reverse factoring (i)	212,220	85,643
	4,040,652	2,700,071

(i) Suppliers – reverse factoring: some subsidiaries of the Company entered into an agreements with a financial institutions. These agreements consist in the anticipation of the receipt of trade payables by the supplier, in which the financial institutions prepay a certain amount from the supplier, and receives on the maturity date the amount payable by the subsidiaries of the Company. The decision to join this type of transaction is solely and exclusively of the supplier. The agreement does not substantially change the main characteristics of the commercial conditions previously established between the subsidiaries of the Company and the suppliers. These transactions are presented in operating activities in the statements of cash flow.

Some Company’s subsidiaries acquire oil-based fuels and LPG from Petrobras and its subsidiaries and ethylene from Braskem S.A. These suppliers control almost all the markets for these products in Brazil.

18. Salaries and related charges

	12/31/2020	12/31/2019
Provisions on salaries	195,286	184,716
Profit sharing, bonus and premium	184,306	133,533
Social charges	73,267	70,228
Others	15,771	17,159
	468,630	405,636

19. Taxes payable

	12/31/2020	12/31/2019
ICMS	180,522	149,547
PIS and COFINS	13,187	40,676
ISS	38,328	26,986
Value-added tax (IVA) of foreign subsidiaries	27,322	25,619
Others	26,655	27,094
	286,014	269,922

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

20. Employee benefits and private pension plan

a. ULTRAPREV - Associaçăo de Previdência Complementar

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

In May 2020, the Deliberative Council of Ultraprev approved the use of the reversion fund in the amount of R$ 47,088, which R$ 11,020 used to deduct the sponsors’ normal contributions. The balance of R$ 36,068 on December 31, 2020 will be used to deduct normal sponsor contributions in an average period between 10 and 70 months depending on the sponsor.

In 2020, the subsidiaries contributed to Ultraprev with R$ 20,505, including the use of the reversion fund of R$ 11,020 (in 2019 the subsidiaries contributed to Ultraprev with R$ 21,357 and R$ 24,323 in 2018), which is recognized as expense in the income statement. The total number of participating employees as of December 31, 2020 was 7,290 active participants and 361 retired participants. In addition, Ultraprev had 23 former employees receiving benefits under the rules of a previous plan whose reserves are fully constituted.

b. Post-employment benefits

The subsidiaries recognized a provision for post-employment benefits mainly related to seniority bonus, payment of Government Severance Indemnity Fund (“FGTS”), and health, dental care, and life insurance plan for eligible retirees.

The amounts related to such benefits were determined based on a valuation conducted by an independent actuary and reviewed by management as of December 31, 2020.

	12/31/2020	12/31/2019
Health and dental care plan(1)	200,318	154,142
Indemnification of FGTS	53,952	66,309
Seniority bonus(2)	16,336	34,485
Life insurance(1)	14,118	17,931
Total	284,724	272,867
Current	27,077	28,951
Non-current	257,647	243,916

(1) Only IPP, Tropical and Iconic.

(2) In September 2020, there was a change in the bonus policy to retirement with reduced benefit.

The change in the present value of the post-employment benefit obligation occurred as follows:

	12/31/2020	12/31/2019
Opening balance	272,867	249,815
Current service cost	(13,568)	(10,704)
Interest cost	18,779	21,386
Expense for the year	5,211	10,682
Losses from changes in actuarial assumptions	24,822	44,489
Benefits paid directly by Company and its subsidiaries	(18,969)	(33,510)
Exchange rates from post employment benefits	793	1,391
Ending balance	284,724	272,867

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The total of expense in each period is presented below:

	2020	2019	2018
Health and dental care plan	11,127	10,442	9,559
Indemnification of FGTS	6,689	(5,818)	11,159
Seniority bonus	(13,722)	4,765	5,460
Life insurance	1,117	1,293	1,380
Total	5,211	10,682	27,558

The main actuarial assumptions used are:

Economic factors	12/31/2020	12/31/2019
	% p.a.	% p.a.
Discount rate for the actuarial obligation at present value	8.22	8.79
Average projected salary growth rate	7.07	7.64
Inflation rate (long term)	3.25	3.80
Growth rate of medical services	7.38	7.95

Demographic factors
Mortality Table for the life insurance benefit – CSO-80
Mortality Table for other benefits – AT 2000 Basic decreased by 10%
Disabled Mortality Table – RRB 1983 and RRB-1944
Disability Table – Weak light

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Sensitivity analysis

The significant actuarial assumptions to determine the provision for post-employment benefits are: discount rate, wage and medical costs increases. The following sensitivity analyses on December 31, 2020, as shown below, were determined based on possible changes of assumptions occurring at the reporting date of the financial statements, keeping all other assumptions constant.

12/31/2020
Assumption	Change in assumptions	Decrease in liability	Change in assumptions	Increase in liability
Discount rate	increase by 1.0 p.p.	2,559	decrease by 1.0 p.p.	2,857
Medical services growth rate	decrease by 1.0 p.p.	18,391	increase by 1.0 p.p.	23,271

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

21. Provision for asset retirement obligation – fuel tanks

The provision corresponds to the legal obligation to remove the subsidiary IPP’s underground fuel tanks located at by Ipiranga-branded service stations after a certain use period (see Note 2.n).

Changes in the provision for asset retirement obligation are as follows:

Balance as of December 31, 2017	64,774
Additions (new tanks)	264
Expenditure with tanks removed	(12,752)
Accretion expense	2,381
Balance as of December 31, 2018	54,667
Additions (new tanks)	290
Expenditure with tanks removed	(5,456)
Accretion expense	1,741
Balance as of December 31, 2019	51,242
Additions (new tanks)	163
Expenditure with tanks removed	(4,306)
Accretion expense	6,336
Balance as of December 31, 2020	53,435
Current	4,267
Non-current	49,168

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

The table below demonstrates the breakdown of provisions by nature and its movement:

Provisions	Balance on 12/31/2019	Additions	Reversals	Payments	Interest	Balance on 12/31/2020
IRPJ and CSLL (a.1.1)	541,281	-	(537)	-	7,118	547,862
PIS and COFINS	10,155	-	(10,264)	-	109	-
ICMS	96,472	15,580	-	(4,085)	601	108,568
Civil, environmental and regulatory claims (a.2.1)	85,855	-	(4,070)	(24,199)	186	57,772
Labor litigation (a.3.1)	98,010	6,382	-	(17,083)	3,366	90,675
Others	92,822	-	(254)	-	600	93,168
Total	924,595	21,962	(15,125)	(45,367)	11,980	898,045
Current	40,455					43,660
Non-current	884,140					854,385

Some of the provisions above involve, in whole or in part, escrow deposits.

Balances of escrow deposits are as follows:

	12/31/2020	12/31/2019
Tax matters	789,624	753,810
Labor litigation	57,603	71,605
Civil and other	102,569	96,028
Total – non-current assets	949,796	921,443

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

a.1 Provisions for tax matters and social security

a.1.1 On October 7, 2005, the subsidiaries Cia. Ultragaz and Bahiana filed for and obtained a preliminary injunction to recognize and offset PIS and COFINS credits on LPG purchases, against other taxes levied by the RFB, notably IRPJ and CSLL. The decision was confirmed by a trial court on May 16, 2008. Under the preliminary injunction, the subsidiaries made escrow deposits for these debits which amounted to R$ 523,136 as of December 31, 2020 (R$ 515,825 as of December 31, 2019). On July 18, 2014, a second instance unfavorable decision was published, and the subsidiaries suspended the escrow deposits, and started to pay income taxes from that date. To revert the court decision, the subsidiaries presented a writ of prevention which was dismissed on December 30, 2014, and the subsidiaries appealed this decision on February 3, 2015. Appeals were also presented to the respective higher courts Superior Court of Justice (“STJ”) and Federal Supreme Court (“STF”) whose final trial are pending.

a.2 Provisions for civil, environmental and regulatory claims

a.2.1 The Company and its subsidiaries maintain provisions for lawsuits and administrative proceedings, mainly derived from contracts entered into with customers and former services providers, as well as proceedings related to environmental and regulatory issues in the amount of R$ 57,772 as of December 31, 2020 (R$ 85,855 as of December 31, 2019). The subsidiary IPP entered into an agreement in two civil lawsuits that were provisioned for the expected loss in the amount of R$ 27,995 due to the end of the lawsuits, this provision was written-off in the period.

a.3 Provisions for labor matters

a.3.1 The Company and its subsidiaries maintain provisions of R$ 90,675 as of December 31, 2020 (R$ 98,010 as of December 31, 2019) for labor litigation filed by former employees and by employees of our service providers, mainly, contesting the non-payment of labor rights.

b. Contingent liabilities

The Company and its subsidiaries are parties in tax, civil, environmental, regulatory, and labor claims whose loss is assessed as possible (proceedings whose chance of loss is more than 25% and less or equal than 50%) by the Company and its subsidiaries’ legal departments, based on the opinion of its external legal advisors and, based on these assessments, these claims were not recognized in the financial statements. The estimated amount of this contingency is R$ 3,236,982 as of December 31, 2020 (R$ 2,840,086 as of December 31, 2019).

b.1 Contingent liabilities for tax matters and social security

The Company and its subsidiaries have contingent liabilities for tax matters and social security in the amount of R$ 2,419,000 as of December 31, 2020 (R$ 2,028,159 as of December 31, 2019), mainly represented by:

b.1.1 The subsidiary IPP and its subsidiaries have assessments invalidating the offset of excise tax (“IPI”) credits in connection with the purchase of raw materials used in the manufacturing of products which sales are not subject to IPI under the protection of tax immunity. The amount of this contingency is R$ 176,390 as of December 31, 2020 (R$ 173,738 as of December 31, 2019).

b.1.2 The subsidiary IPP and its subsidiaries have legal proceedings related to ICMS. The total amount involved in these proceedings, was R$ 958,134 as of December 31, 2020 (R$ 836,822 as of December 31, 2019). Such proceedings arise mostly of the disregard of ICMS credits amounting to R$ 300,707 as of December 31, 2020 (R$ 319,849 as of December 31, 2019), of which R$ 92,687 (R$ 126,772 as of December 31, 2019) refer to proportional reversal requirement of ICMS credits related to the acquisition of hydrated alcohol; of alleged non-payment in the amount of R$ 98,157 as of December 31, 2020 (R$ 92,567 as of December 31, 2019); of conditioned fruition of fiscal incentive in the amount of R$ 119,894 as of December 31, 2020 (R$ 117,753 as of December 31, 2019); and inventory differences in the amount of R$ 269,581 as of December 31, 2020 (R$ 172,736 as of December 31, 2019) related to the leftovers or faults due to temperature changes or product handling.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b.1.3 The Company and its subsidiaries are parties to administrative and judicial suits involving Income Tax, Social Security Contribution, PIS and COFINS, substantially about denials of offset claims and credits disallowance which total amount is R$ 709,338 as of December 31, 2020 (R$ 699,360 as of December 31, 2019), mainly represented by:

b.1.3.1 The subsidiary IPP received a tax assessment related to the IRPJ and CSLL resulting from the supposedly undue amortization of the goodwill paid on acquisition of a subsidiary, in the amount of R$ 212,350 as of December 31, 2020 (R$ 208,449 as of December 31, 2019), which includes the amount of the income taxes, interest and penalty. Management assessed the likelihood of the tax assessment, supported by the opinion of its legal advisors, as “possible”, and therefore did not recognize a provision for this contingent liability.

b.2 Contingent liabilities for civil, environmental and regulatory claims

The Company and its subsidiaries have contingent liabilities for civil, environmental and regulatory claims in the amount of R$ 561,713, totaling 2,840 lawsuits as of December 31, 2020 (R$ 549,664, totaling 3,109 lawsuits as of December 31, 2019), mainly represented by:

b.2.1 The subsidiary Cia. Ultragaz is party to an administrative proceeding before CADE based on alleged anti-competitive practices in the State of Minas Gerais in 2001. The CADE entered a decision against Cia. Ultragaz and imposed a penalty of R$ 33,895 as of December 31, 2020 (R$ 33,603 as of December 31, 2019). The imposition of such administrative decision was suspended by a court order and its merit is being judicially reviewed.

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

b.2.3 The subsidiary IPP became party to two administrative proceedings filed by CADE, related to allegations of anti-competitive practices in the city of Joinville, State of Santa Catarina and in the Distrito Federal. The process related to the anti-competitive acts of Joinville, established in October 2015, is under judgment (until now two favorable votes and one unfavorable vote have been pronounced) while the lawsuit related to the Distrito Federal, from an administrative inquiry initiated in May 2012, which was converted into an administrative proceeding in June 2020, is in the stage of presentation of defense. Besides these, in April, 2019, IPP received an administrative fine in the amount of R$ 40,693, for allegedly influencing uniform commercial conduct among fuel resellers around the city of Belo Horizonte, state of Minas Gerais. In this case, there was an option for the judicial discussion of the assessment and penalty applied, which has as last relevant movement the presentation of a reply by IPP, and it is certain that a decision has already been issued granting protection to suspend the enforceability of the fine. Management did not recognize a provision for these contingencies, supported by the opinion of external legal counsel that classified the probability of loss as remote.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b.2.4 On November 29, 2016, a technical opinion was issued by the Operational Support Center for Execution (Centro de Apoio Operacional à Execução - CAEX), a technical body linked to the São Paulo State Public Prosecutor (“MPE”), presenting a proposal of compensation for the alleged environmental damages caused by the fire on April 2nd, 2015 at the Santos Terminal of the subsidiary Tequimar. This technical opinion is non-binding, with no condemnatory or sanctioning nature, and will still be evaluated by the authorities and parties. The subsidiary disagrees with the methodology and the assumptions adopted in the proposal and is negotiating an agreement with the MPE and the Brazilian Federal Public Prosecutor (“MPF”), since the beginning of the investigation and currently there is no civil lawsuit filed on the matter. The negotiations relate to in natura repair of the any damages. Thus, on May 15, 2019, the subsidiary Tequimar signed a Partial Conduct Adjustment Commitment Agreement (“TAC”) in the amount of R$ 67,539 with the MPE and MPF to compensate for diffuse and collective damages of any kind arising from the fish mortality and the damage caused to the ichthyofauna. The negotiations on compensation for other alleged damages are still ongoing and once concluded, the payments related to the project costs may affect the future Company’s financial statements. In the criminal sphere, the MPF denounced the subsidiary Tequimar, which was summoned and replied to the complaint on June 19, 2018. On September 12, 2019, at a hearing in the federal court of Santos, the MPF and Tequimar agreed, and the judicial authority approved, the conditional suspension of the criminal proceedings for a period of 2 years, when Tequimar shall then prove compliance with the execution of the Partial TAC signed, with the obligation of a complementary allocation of R$ 13,000 to the Fisheries Management Project, to obtain the definitive filing of the process. In addition, as of December 31, 2020, there are contingent liabilities not recognized related to lawsuits in the amount of R$ 4,428 (R$ 11,403 as of December 31, 2019). On December 31 and December 31, 2019, there were not extrajudicial claims.

b.3 Contingent liabilities for labor matters

The Company and its subsidiaries have contingent liabilities for labor matters in the amount of R$ 256,269, totaling 1,306 lawsuits as of December 31, 2020 (R$ 262,263, totaling 1,649 lawsuits as of December 31, 2019), mainly represented by:

b.3.1 The Petrochemical Industry Labor Union (Sindiquímica), of which the employees of Oxiteno S.A. and EMCA, companies located in the Camaçari Petrochemical Complex, are members, filed, in 1990, collective lawsuits against the subsidiaries, demanding the compliance of the fourth section of the collective labor agreement 1989/1990 (CCT 1989/1990), which provided for a salary, adjustment in lieu of the salary policies practiced. The collective actions against the subsidiaries, which have already become final, were judged in a favorable way to Oxiteno Nordeste and EMCA. At the same time, in 1990, there was the proposal for a collective agreement of, which appeared in the collective action, the Union of Employees and the Union of Companies (SINPEQ), discussing the same object (validity of the fourth clause of CCT 1989/1990). This action that transit judged only in October 2019, and remained unfavorable to SINPEQ, having the STF declared valid the fourth clause. During the process of collective agreement between the Unions, some companies in the Camaçari Petrochemical Complex signed an agreement with Sindiquímica. In October 2015, Sindiquímica filed enforcement lawsuits against Oxiteno Nordeste and, in 2017, EMCA, because these companies did not sign the agreement of 2010 with Sindiquímica. In addition to collective actions, individual claims containing the same object have been filed. In all the ongoing lawsuits whose object is the fourth clause, all applicable legal measures have been taken to defend companies and there are not new final decisions in addition to those judged in favor of companies in the 1990s.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

c. Lubricants operation between IPP and Chevron

In the process of transaction of the lubricants' operation in Brazil between Chevron and subsidiary IPP, it was agreed that each shareholder is responsible for any claims arising out of acts, facts or omissions that occurred prior to the transaction. The liability provisions of the Chevron shareholder in the amount of R$ 101,663 (R$ 5,423 as of December 31, 2019) are reflected in the consolidation of these financial statements. Additionally, in connection with the business combination, a provision in the amount of R$ 198,900 was recognized on December 1, 2017 due contingent liabilities, amounted to R$ 102,777 as of December 31, 2020 (R$ 188,073 as of December 31, 2019. The amounts of provisions of Chevron's liability recognized in the business combination will be reimbursed to subsidiary Iconic in the event of losses and an indemnity asset was hereby constituted in the same amount, without the need to establish a provision for uncollectible amounts.

d. Exclusion of ICMS from the calculation basis of PIS and COFINS (contingent assets)

In March 15, 2017, STF decided that ICMS is not included in the PIS and COFINS basis. All subsidiaries of the Company have actions aimed at obtaining this right, as long as applicable. The subsidiaries Oxiteno S.A., Extrafarma, Tequimar and Tropical have final and unappealable decision, and management confirmed the respective subsidies to prove the amounts to be refunded and recorded in results (see Note 7.a.3). As a result of injunctions obtained, some subsidiaries have already excluded ICMS from the PIS and COFINS calculation base in the amount of R$ 215,365 until December 31, 2020 (R$ 141,618 as of December 31, 2019). The amounts to be recovered from the other subsidiaries will be recognized to the extent that, there are both the final and unappealable decision of the individual action and confirmation of the evidences.

The Company's management emphasizes that it is possible for the STF to modulate the effects of its judgment, either by restricting its effectiveness or determining when the decision will become effective, or by reinterpreting the value of ICMS to be excluded. After the decision of the STF has become final and unappealable, the Company's management will assess the impact on the claims of its subsidiaries, which may result in a reduction in the claimed tax credits.

23. Deferred revenue

The subsidiaries of the Company have recognized the following deferred revenue:

	12/31/2020	12/31/2019
‘am/pm’ and Jet Oil franchising upfront fee (a)	814	956
Loyalty program “Km de Vantagens” (b)	15,424	25,096
Loyalty program “Clube Extrafarma” (b)	2,044	1,574
Total current	18,282	27,626

a. Franchising upfront fee

am/pm is the convenience stores chain of the Ipiranga service stations and, on December 31, 2020, had 58 stores with initial deferred franchising upfront fee (63 stores as of December 31, 2019). Jet Oil is Ipiranga’s lubricant-changing and automotive service specialized network and, on December 31, 2020 had 45 stores with initial deferred franchising upfront fee (46 stores as of December 31, 2019). For more information on the deferred revenue from the franchising upfront fee, see Note 2.a.

b. Loyalty programs

Subsidiary Ipiranga participates in a loyalty program called Km de Vantagens (www.kmdevantagens.com.br) under which registered customers are rewarded with points when they buy products at Ipiranga service stations or at its partners. The customers may exchange these points, during the period of one year, for discounts on products and services offered by Ipiranga and its partners. Points received by Ipiranga’s customers that may be used with the partner Multiplus Fidelidade and for discounts of fuel in Ipiranga’s website (www.postoipiranganaweb.com.br) and recognized as a reduction of revenue from sales and services.

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

Deferred revenue is estimated based on the fair value of the points granted, considering the value of the prizes and the expected redemption of these points. For more information on deferred revenue from loyalty program, see Note 2.a.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

24. Subscription warrants – indemnification

Because of the association between the Company and Extrafarma on January 31, 2014, 7 subscription warrants – indemnification could be issued, corresponding to up to 6,411,244 shares of the Company. The subscription warrants – indemnification may be exercised beginning 2020 by the former shareholders of Extrafarma and are adjusted according to the changes in the amounts of provisions for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014. The subscription warrants – indemnification’s fair value is measured based on the share price of Ultrapar (UGPA3) and is reduced by the dividend yield until 2020, since the exercise is possible only from 2020, and they are not entitled to dividends while they are not converted into shares.

The Company’s Board of Directors confirmed on February 19 and August 12, 2020, the issuance of, respectively, 2,108,542 and 86,978 common shares and on February 24, 2021 the issuance of 70,939 common shares (see Note 35.b) within the authorized capital limit provided by the art. 6 of the Bylaws, due to the partial exercise of the rights conferred by the subscription warrants issued by the Company when the merger of all Extrafarma shares by the Company, approved by the extraordinary general meeting of the Company held in January 31, 2014.

In the association agreement between the Company and Extrafarma on January 31, 2014 and due to the unfavorable decisions of some processes prior on January 31, 2014, 574,648 shares linked to the subscription warrants – indemnification were canceled and not issued. Also, 3,641,075 shares were retained, linked to subscription warrants – indemnification, which will be issued or canceled according as the final decision of the processes are favorable or unfavorable, respectively. On December 31, 2020, the maximum number of shares, which may be issued in the future, linked to the subscription warrants – indemnification, is up to 3,641,075 shares, totaling R$ 86,439.

25. Equity

a.       Share capital

On December 31, 2020, the subscribed and paid-in capital stock consists of 1,115,005,712 (1,112,810,192 as of December 31, 2019) common shares with no par value and the issuance of preferred shares and participation certificates is prohibited. Each common share entitles its holder to one vote at Shareholders’ Meetings.

The price of the outstanding shares as of December 31, 2020, on B3 was R$ 23.74 (R$ 25.48 as of December 31, 2019).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

As of December 31, 2020, the Company is authorized to increase capital up to the limit of 1,600,000,000 common shares, without amendment to the Bylaws, by resolution of the Board of Directors. As a result of the conversion of the subscription warrants – indemnification into shares on February 19, August 12, 2020 and on February 24, 2021 the Company’s Board of Directors confirmed the issuance of 2,108,542, 86,978 and 70,939 common shares, see note 24.

As of December 31, 2020, there were 47,413,094 common shares outstanding abroad in the form of ADRs (46,518,315 shares as of December 31, 2019 and 55,725,974 shares as of December 31, 2018).

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

As of December 31, 2020, 24,739,626 common shares were held in the Company's treasury, acquired at an average cost of R$ 19.77 (R$ 18.12 as of December 31, 2019 and 2018) (26,780,298 as of December 31, 2019 and 2018).

d.       Capital reserve

The capital reserve reflects the gain on the transfer of shares at market price used in the Deferred Stock Plan granted to executives of the subsidiaries of the Company, as mentioned in Note 8.c.

Because of Extrafarma’s association in 2014, the Company recognized an increase in the capital reserves in the amount of R$ 498,812, due to the difference between the value attributable to share capital and the market value of the Ultrapar shares on the date of issue, deducted by R$ 2,260 related to the incurred costs directly attributable to issuing new shares. Additionally, on February 19 and August 12, 2020, there was an increase in the reserve in the amount of R$ 53,072 and R$ 1,691, respectively, due to the partial exercise of the subscription warrants – indemnification (see note 24).

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

f.2 Investments reserve

In compliance with Article 194 of the Brazilian Corporate Law and Article 54.b) of the Bylaws this reserve is aimed to protect the integrity of the Company’s assets and to supplement its capital stock, in order to allow new investments to be made. As provided in its Bylaws, the Company may allocate up to 50% of the annual net income to the investments reserve, up to the limit of 100% of the share capital.

The investments reserve is free of distribution restrictions and totaled R$ 3,658,265, as of December 31, 2020 (R$ 3,290,073 as of December 31, 2019).

g.       Other comprehensive income

g.1 Valuation adjustments

(i)	Actuarial gains and losses relating to post-employment benefits, calculated based on a valuation conducted by an independent actuary, are recognized in equity under the title “valuation adjustments”. Actuarial gains and losses recorded in equity are not reclassified to profit or loss in subsequent periods.
(ii)	Gains and losses on the hedging instruments of exchange rate related to firm commitment and highly probable transactions designated as cash flows hedges are recognized in equity as “valuation adjustments”. Gains and losses are reclassified to initial cost of non-financial assets.
(iii)	The differences between the fair value of financial investments measured at fair value through other comprehensive income and the initial amount of financial investments plus the earned income and the foreign currency exchange variation are recognized in equity as valuation adjustments. Gains and losses are reclassified to statements of profit or loss when the financial investment is settled.
(iv)	The Company also recognizes in this item the effect of changes in the non-controlling interest in subsidiaries that do not result in loss of control. This amount corresponds to the difference between the amount by which the non-controlling interest was adjusted and the fair value of the consideration received or paid and represents a transaction with shareholders.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Balance and changes in valuation adjustments of the Company are as follows:

	Fair value of cash flow hedging instruments (i)	Fair value of financial instruments (ii)	Actuarial gains (losses) of post-employment benefits (iii)	Non- controlling shareholders interest change (iv)	Total
Balance as of December 31, 2017	(27,364)	-	(15,181)	197,369	154,824
Changes in fair value of financial instruments	(326,030)	(273)	-	-	(326,303)
IRPJ and CSLL on fair value	110,058	-	-	-	110,058
Actuarial loss of post-employment benefits	-	-	(2,810)	-	(2,810)
Income and social contribution taxes on actuarial losses	-	-	242	-	242
Balance as of December 31, 2018	(243,336)	(273)	(17,749)	197,369	(63,989)
Changes in fair value of financial instruments	(76,479)	478	‐	‐	(76,001)
IRPJ and CSLL on fair value	23,683	‐	‐	‐	23,683
Actuarial loss of post-employment benefits	‐	‐	(41,794)	‐	(41,794)
Income and social contribution taxes on actuarial losses	‐	‐	11,784	‐	11,784
Balance as of December 31, 2019	(296,132)	205	(47,759)	197,369	(146,317)
Changes in fair value of financial instruments	(477,570)	64	-	-	(477,507)
IRPJ and CSLL on fair value	164,425	-	-	-	164,425
Actuarial loss of post-employment benefits	-	-	(7,725)	-	(7,724)
Income and social contribution taxes on actuarial losses	-	-	2,133	-	2,133
Balance as of December 31, 2020	(609,277)	269	(53,351)	197,369	(464,990)

(i) See Note 25.g.1.ii above.
(ii) See Note 25.g.1.iii above.
(iii) See Note 25.g.1.i above.
(iv) See Note 25.g.1.iv above.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

g.2 Cumulative Translation Adjustments

The change in exchange rates on assets, liabilities, and income of foreign subsidiaries that have functional currency other than the presentation currency of the Company and an independent management (see Note 2.s.1) and the exchange rate variation on notes in the foreign market, net of income taxes (see Note 33.h.3) is directly recognized in the equity. This cumulative effect is reflected in profit or loss as a gain or loss only in case of disposal or write-off of the investment.

Balance and changes in cumulative translation adjustments of the Company are as follows:

	2020	2019	2018
Initial balance	102,427	65,857	53,061
Currency translation adjustment of foreign subsidiaries	202,277	46,330	52,531
Effect of foreign currency exchange rate variation on financial instruments	(110,770)	(14,788)	(60,204)
IRPJ and CSLL on foreign currency exchange rate variation on financial instruments	37,662	5,028	20,469
Final balance	231,596	102,427	65,857

h.       Dividends and allocation of net income

The shareholders of the Company is entitled under the Bylaws to a minimum annual dividend of 50% of adjusted net income, after allocation of 5% to the legal reserve, calculated in accordance with Brazilian Corporate Law. The dividends and interest on equity in excess of the obligation established in the Bylaws are recognized in equity until the Shareholders approve them. The proposed dividends payable that refers of the exercise of 2019, the amount of which on as of December 31, 2019 totaled R$ 261,470 (R$ .0.24 – twenty-four cents of Brazilian Real per share), were approved by the Board of Directors on February 19, 2020, and were paid as of March 06, 2020. The proposed dividends payable that refers of the exercise of 2020, the amount of which on as of December 31, 2020 totaled R$ 479,748 (R$ 0.44 – forty-four cents of Brazilian Real per share), were approved by the Board of Directors on February 24, 2021, and will be paid from March 12, 2021 onwards.

The management proposal for the allocation of net income for 2020 and for distribution of dividends is as follow:

12/31/2020
Allocation of net income
Net income for the period attributable to shareholders of Ultrapar	893,383
Legal reserve (5% of the net income)	44,669
Adjusted net income (basis for dividends)	848,714
Minimum mandatory dividends for the period (50% of the adjusted net income)	424,357
Additional dividends to minimum mandatory dividends	55,391
Legal reserve (5% of the net income)	44,669
Investments statutory reserve	368,966
Total allocation of net income	893,383
Allocation of dividends
Minimum mandatory dividends for the period (50% of the adjusted net income)	424,357
Additional dividends to minimum mandatory dividends	55,391
Total allocation (R$ 0.44 per share)	479,748

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Balances and changes in dividends payable are as follows:

Balance as of December 31, 2018	284,024
Provisions	329,106
Payments	(596,436)
Balance as of December 31, 2019	16,694
Provisions	710,206
Payments	(284,767)
Balance as of December 31, 2020	442,133

26. Net revenue from sale and services

	2020	2019	2018
Gross revenue from sale	86,754,003	94,296,759	94,693,178
Gross revenue from services	929,304	869,084	750,791
Sales taxes (i)	(4,291,081)	(4,031,295)	(3,027,597)
Discounts and sales returns	(1,871,825)	(1,494,814)	(1,342,799)
Amortization of contractual assets with customers (see Note 11)	(289,436)	(355,250)	(371,825)
Deferred revenue (see Note 23)	10,137	13,491	(3,765)
Net revenue from sales and services	81,241,102	89,297,975	90,697,983

(i) Presented as required by the Brazilian law.

27. Expenses by nature

The Company presents its expenses by function in the consolidated statement of profit or loss and presents below its expenses by nature:

	2020	2019	2018
Raw materials and materials for use and consumption	73,933,944	81,819,820	83,116,950
Personnel expenses	2,275,115	2,415,581	2,513,586
Freight and storage	1,424,753	1,170,870	1,178,990
Depreciation and amortization	938,841	844,647	812,489
Amortization of right-of-use assets	328,322	300,058	‐
Advertising and marketing	153,057	206,103	173,988
Services provided by third parties	357,195	322,589	328,361
Other expenses	301,417	444,078	709,710
Total	79,712,644	87,523,746	88,834,074
Classified as:
Cost of products and services sold	75,628,214	83,187,109	84,537,368
Selling and marketing	2,547,850	2,610,384	2,670,867
General and administrative	1,536,580	1,726,253	1,625,839
Total	79,712,644	87,523,746	88,834,074
F-92

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

28. Gain (loss) on disposal of PP&E and intangibles and impairment

The gain or loss is determined as the difference between the selling price and residual book value of the investment, PP&E, and intangible asset. In 2020 the gain was R$ 76,150 (losses of R$ 30,019 in 2019 and losses of R$ 22,088 in 2018), represented primarily from sale of PP&E. In 2019 the impairment tests identified the need to recognize a loss in the amount of R$ 593,280 for Extrafarma's goodwill.

29. Other operating income, net

	2020	2019	2018
Commercial partnerships(1)	24,367	40,816	53,671
Merchandising(2)	29,672	44,396	52,092
Loyalty program(3)	145	12,943	25,682
Ultracargo – fire accident in Santos(4)	-	(3,733)	(4,951)
Fine for unrealized acquisition(5)	-	-	(286,160)
Extraordinary tax credits(6)	292,977	144,949	208,038
Conduct adjustment commitment – Tequimar(7)	-	(65,539)	-
Provision for decarbonization obligation(8)	(124,287)	-	-
Others	(1,480)	5,793	9,161
Other operating income, net	221,394	179,625	57,533

(1)	Refers to contracts with service providers and suppliers, which establish trade agreements for convenience stores and gas stations.
(2)	Refers to contracts with suppliers of convenience stores, which establish, among other agreements, promotional campaigns.
(3)	Refers to sales of “Km de Vantagens” to partners of the loyalty program. Revenue is recognized at the time that the partners transfer the points to their customers.
(4)	For more information about the fire accident in Ultracargo, see Note 22.b.2.4.
(5)	Refers to a contractual fine paid in 2018 by Cia. Ultragaz in favor of Petrobras due to the non-closing of the acquisition of Liquigás Distribuidora S.A (“Liquigás”) transaction rejected by the CADE.
(6)	Refers substantially to Oxiteno S.A., Ipiranga, Oleoquímica, EMCA, Tequimar, Ultracargo and Tropical PIS and COFINS credits (see Note 7.a.2), and 2019 substantially to Extrafarma, Ipiranga and Iconic credits.
(7)	For more information, see Note 22.b.2.4.
(8)	Refers to the obligation adopted by the Brazilian National Biofuels Policy – "RenovaBio" (implemented by Law No. 13,576/2017, with additional regulations established by Decree No. 9,888/2019 and Ordinance No. 419 of November 20, 2019 issued by the Brazilian Ministry of Mines and Energy) to set decarbonization targets for its sector.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

30. Finance income (Expense)

	2020	2019	2018
Finance income:
Interest on financial investments	135,502	302,793	328,625
Interest from customers	134,001	138,462	135,514
Changes in subscription warrants – indemnification (see Note 24)	-	-	44,484
Selic interest on extraordinary PIS/COFINS credits (see Note 7.a.2)	242,661	11,146	168,564
Other finance income	15,546	4,888	4,048
	527,710	457,289	681,235
Finance expenses:
Interest on loans	(372,017)	(388,897)	(440,641)
Interest on debentures	(321,654)	(482,361)	(441,394)
Interest on leases payable	(147,687)	(132,994)	(2,670)
Bank charges, financial transactions tax, and other charges	(79,882)	(62,687)	(92,558)
Exchange variation, net of gains and losses with derivative financial instruments	158,007	134,544	172,701
Changes in subscription warrants – indemnification (see Note 24)	(17,353)	(7,760)	-
Interest of provisions and other expenses	(16,498)	(23,988)	9,791
	(797,084)	(964,143)	(794,771)
Finance income (expense)	(269,374)	(506,854)	(113,536)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

31. Earnings per share

The table below presents a reconciliation of numerators and denominators used in computing earnings per share. The Company has a deferred stock plan and subscription warrants – indemnification, as mentioned in Notes 8.c and 24, respectively.

	2020	2019	2018
Basic earnings per share
Net income for the year of the Company	893,383	373,526	1,150,421
Weighted average shares outstanding (in thousands)	1,087,050	1,086,642	1,086,394
Basic earnings per share – R$	0.8218	0.3437	1.0589
Diluted earnings per share
Net income for the year of the Company	893,383	373,526	1,150,421
Weighted average shares outstanding (in thousands), including dilution effects	1,093,478	1,092,826	1,092,566
Diluted earnings per share – R$	0.8170	0.3418	1.0530
Weighted average shares outstanding (in thousands)
Weighted average shares outstanding for basic per share	1,087,050	1,086,642	1,086,394
Dilution effect
Subscription warrants – indemnification	3,570	3,570	3,570
Deferred stock plan	2,858	2,614	2,602
Weighted average shares outstanding for diluted per share	1,093,478	1,092,826	1,092,566

Earnings per share were adjusted retrospectively by the issue of 2,195,520 common shares due to the partial exercise of the rights conferred by the subscription warrants disclosed in note 24 and by the issue of 70,939 common shares disclosed in note 35.b.

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

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

a. Financial information related to segments

The main financial information of each of the Company’s segments are stated as follows:

	2020	2019	2018
Net revenue from sales and services:
Ultragaz	7,408,342	7,094,823	7,043,246
Ipiranga	66,133,035	75,452,481	76,477,640
Oxiteno	5,210,704	4,254,237	4,748,428
Ultracargo	644,177	540,758	493,649
Extrafarma	1,988,411	2,060,568	2,027,988
Abastece Aí	17,223	-	-
	81,401,892	89,402,867	90,790,951
Others (1)	48,325	44,770	46,937
Intersegment sales	(209,115)	(149,662)	(139,905)
Total	81,241,102	89,297,975	90,697,983
Intersegment sales:
Ultragaz	4,710	3,794	2,879
Ipiranga	207	535	2,919
Oxiteno	16,069	22,265	6,325
Ultracargo	139,452	78,390	82,573
	160,438	104,984	94,696
Others (1)	48,677	44,678	45,209
Total	209,115	149,662	139,905
Net revenue from sales and services, excluding intersegment sales:
Ultragaz	7,403,632	7,091,029	7,040,367
Ipiranga	66,132,828	75,451,946	76,474,721
Oxiteno	5,194,635	4,231,971	4,742,103
Ultracargo	504,725	462,368	411,076
Extrafarma	1,988,411	2,060,569	2,027,988
Abastece Aí	17,223	-	-
	81,241,454	89,297,883	90,696,255
Others (1)	(352)	92	1,728
Total	81,241,102	89,297,975	90,697,983
Operating income (expense):
Ultragaz	494,213	368,975	52,564
Ipiranga	915,432	1,674,439	1,461,513
Oxiteno	355,852	(12,833)	471,927
Ultracargo	251,759	83,171	129,490
Extrafarma	(69,672)	(720,252)	(113,769)
Abastece Aí	(28,966)	-	-
Holding (2)	(107,451)	(96,432)	(106,065)
	1,811,167	1,297,068	1,895,660
Others (1)	888	3,484	3,694
Total	1,812,055	1,300,552	1,899,354

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	2020	2019	2018
Share of profit (loss) of joint ventures and associates:
Ultragaz	(53)	(5)	12
Ipiranga	(932)	1,790	576
Oxiteno	402	532	880
Ultracargo	392	1,370	1,350
	(191)	3,687	2,818
Others(3)	(43,426)	(15,832)	(17,597)
Total	(43,617)	(12,145)	(14,779)
Income before financial result, income and social contribution taxes	1,768,438	1,288,407	1,884,575
Financial result, net	(269,374)	(506,854)	(113,536)
Income before income and social contribution taxes	1,499,064	781,553	1,771,039
Additions to PP&E and intangible assets (excluding intersegment account balances):
Ultragaz	309,083	249,784	245,069
Ipiranga	338,848	370,864	417,519
Oxiteno	210,144	255,016	473,026
Ultracargo	218,898	217,377	167,034
Extrafarma	39,824	89,850	118,577
Abastece Aí	15,434	-	-
	1,132,231	1,182,891	1,421,225
Others(1)	32,437	20,186	18,382
Total additions to PP&E and intangible assets (see Notes 14 and 15)	1,164,668	1,203,077	1,439,607
Asset retirement obligation – fuel tanks (see Note 21)	(163)	(290)	(264)
Provision for demobilization of machinery and equipment	(375)	-	-
Capitalized borrowing costs	(13,316)	(30,748)	(23,438)
Total investments in PP&E and intangible assets (cash flow)	1,150,814	1,172,039	1,415,905
Addition on contractual assets with customers – exclusive rights (see Note 11):
Ipiranga	543,382	330,068	390,177
Ultragaz	5,703	-	-
Total	549,085	330,068	390,177

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	2020	2019	2018
Depreciation of PP&E and amortization of intangible assets charges:
Ultragaz	192,241	186,221	222,527
Ipiranga	314,511	290,747	283,426
Oxiteno	260,780	212,328	167,357
Ultracargo	65,838	59,618	52,414
Extrafarma	82,530	80,550	71,552
Abastece Aí	4,053	-	-
	919,953	829,464	797,276
Others (1)	18,888	15,183	15,213
Total	938,841	844,647	812,489
Amortization of contractual assets with customers – exclusive rights (see Note 11):
Ipiranga	287,800	355,055	371,825
Ultragaz	1,636	195	-
Total	289,436	355,250	371,825
Amortization of right-of-use assets:
Ultragaz	41,015	31,264	‐
Ipiranga	177,039	164,543	‐
Oxiteno	14,283	9,676	‐
Ultracargo	19,482	20,673	‐
Extrafarma	71,369	73,774	‐
Abastece Aí	40	-	‐
	323,228	299,930	‐
Others (1)	5,094	128	‐
Total	328,322	300,058	‐

	2020	2019	2018
Total assets (excluding intersegment account balances):
Ultragaz	2,927,062	2,998,623	2,719,425
Ipiranga	18,761,207	16,278,320	15,381,887
Oxiteno	8,892,850	7,453,476	7,452,331
Ultracargo	2,197,675	1,871,799	1,478,697
Extrafarma	1,845,038	2,060,182	2,107,901
Abastece Aí	85,787	-	-
	34,709,619	30,662,400	29,140,241
Others (1)	1,540,543	533,072	1,359,154
Total	36,250,162	31,195,472	30,499,395

(1)	Composed of the parent company Ultrapar (including goodwill of certain acquisitions) and subsidiaries Serma - Associação dos Usuários de Equipamentos de Processamento de Dados e Serviços Correlatos (“Serma”) and Imaven Imóveis Ltda.
(2)	New reporting practices were adopted that allocate holding expenses previously recognized by our five businesses segments as Ultrapar's expenses (on an unconsolidated basis). These holding expenses include those incurred by our main governance bodies (including our Board of Directors, Fiscal Council, advisory committees to the Board of Directors, holding CEO and CFO), in addition to areas that were considered and related to a holding-company framework such as investor relations and M&A. The segregation of these expenses was adjusted retroactively to maintain comparability among the results of the Company in 2020, 2019 and 2018.
(3)	Includes the share of profit (loss) in the joint ventures ConectCar and RPR.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b. Geographic area information

The fixed and intangible assets of the Company and its subsidiaries are located in Brazil, except those related to Oxiteno’ plants abroad, as shown below:

	12/31/2020	12/31/2019
United States of America	1,152,876	909,787
Mexico	163,042	124,809
Uruguay	90,347	74,732
	1,406,265	1,109,328

The subsidiaries generate revenue from operations in Brazil, United Stated of America, Mexico and Uruguay, as well as from exports of products to foreign customers, as disclosed below:

	2020	2019	2018
Net revenue from sale and services:
Brazil	79,364,726	87,927,198	89,183,342
Mexico	239,968	220,021	207,615
Uruguay	59,606	41,648	48,096
Venezuela (i)	-	-	68,877
Other Latin American countries	647,469	418,368	425,973
United States of America and Canada	590,926	437,669	465,840
Far East	91,428	74,093	96,394
Europe	151,150	118,917	138,347
Other	95,829	60,061	63,499
Total	81,241,102	89,297,975	90,697,983

(i) See Note 3.b.6.

Sales to the foreign market are made substantially by the Oxiteno.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

33. Risks and financial instruments

a. Risk management and financial instruments – governance

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

The Company has a policy for the management of resources, financial instruments, and risks approved by its Company’s Board of Directors (“Policy”). In accordance with the Policy, the main objectives of financial management are to preserve the value and liquidity of financial assets and ensure financial resources for the development of the business, including expansions. The main financial risks considered in the Policy are market risks (currencies, interest rates and commodities), liquidity and credit. The governance of the management of financial risks follows the segregation of duties below:

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

Approval of the Policy and the periodic assessment of Company exposure to financial risks are subject to the approval of the Company’s Board of Directors of Ultrapar.

The Audit and Risks Committee advises the Company’s Board of Directors in the assessment of controls, management and exposure of financial risks and revision of Policy. The Risk, Compliance and Audit board monitors of standards compliance of the Policy and reports to the Audit and Risks Committee the risks exposure and compliance or noncompliance of the Policy.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b. Currency risk

Most transactions of the Company, through its subsidiaries, are located in Brazil and, therefore, the reference currency for risk management is the Brazilian Real. Currency risk management is guided by neutrality of currency exposures and considers the risks of the Company and its subsidiaries and their exposure to changes in exchange rates. The Company considers as its main currency exposures the changes in assets and liabilities in foreign currency.

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

Assets and liabilities in foreign currencies are stated below, translated into Brazilian Reais:

b.1 Assets and liabilities in foreign currencies

	12/31/2020	12/31/2019
Assets in foreign currency
Cash, cash equivalents and financial investments in foreign currency (except hedging instruments)	1,413,276	455,620
Foreign trade receivables, net of allowance for doubtful accounts and advances to foreign customers	307,829	213,544
Other assets	1,767,626	1,445,022
	3,488,731	2,114,186
Liabilities in foreign currency
Financing in foreign currency, gross of transaction costs and discount	(9,246,707)	(6,895,052)
Payables arising from imports, net of advances to foreign suppliers	(633,013)	(344,523)
	(9,879,720)	(7,239,575)
Foreign currency hedging instruments	4,837,554	3,636,418
Net liability position – total	(1,553,435)	(1,488,971)
Net asset (liability) position – income statement effect	186,306	452,178
Net liability position – equity effect	(1,739,741)	(1,941,149)

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

The table below shows, in the three scenarios, the effects of exchange rate changes on the net liability position of R$ 1,553,435 in foreign currency as of December 31, 2020:

	Risk	Scenario I	Scenario II	Scenario III
		Base	25%	50%
(1) Income statement effect	Real devaluation	18,631	46,577	93,153
(2) Equity effect		(173,974)	(434,935)	(869,871)
(1) + (2)	Net effect	(155,343)	(388,358)	(776,718)
(3) Income statement effect	Real appreciation	(18,631)	(46,577)	(93,153)
(4) Equity effect		173,974	434,935	869,871
(3) + (4)	Net effect	155,343	388,358	776,718

The table below shows, in the three scenarios, the effects of exchange rate changes on the net liability position of R$ 1,488,971 in foreign currency as of December 31, 2019:

	Risk	Scenario I	Scenario II	Scenario III
		Base	25%	50%
(1) Income statement effect	Real devaluation	45,218	113,045	226,089
(2) Equity effect		(194,115)	(485,287)	(970,575)
(1) + (2)	Net effect	(148,897)	(372,242)	(744,486)
(3) Income statement effect	Real appreciation	(45,218)	(113,045)	(226,089)
(4) Equity effect		194,115	485,287	970,575
(3) + (4)	Net effect	148,897	372,242	744,486

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

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

c.1 Assets and liabilities exposed to floating interest rates

The financial assets and liabilities exposed to floating interest rates are demonstrated below:

	Note	12/31/2020	12/31/2019
DI
Cash equivalents	4.a	2,241,852	1,780,939
Financial investments	4.b	3,749,852	2,610,686
Asset position of foreign exchange hedging instruments – DI	33.g	-	19,323
Loans and debentures	16.a	(6,947,362)	(6,268,615)
Liability position of foreign exchange hedging instruments – DI	33.g	(2,124,146)	(3,318,289)
Liability position of fixed interest instruments + IPCA – DI	33.g	(2,203,705)	(821,902)
Net liability position in DI		(5,283,509)	(5,997,858)
TJLP
Loans –TJLP	16.a	(29,803)	(103,945)
Net liability position in TJLP		(29,803)	(103,945)
LIBOR
Asset position of foreign exchange hedging instruments – LIBOR	33.g	260,958	850,307
Loans – LIBOR	16.a	(573,484)	(1,457,263)
Net liability position in LIBOR		(312,526)	(606,956)
SELIC
Loans – SELIC	16.a	-	(30,392)
Net liability position in SELIC		-	(30,392)
Total net liability position exposed to floating interest		(5,625,838)	(6,739,151)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

c.2 Sensitivity analysis of floating interest rate risk

For sensitivity analysis of floating interest rate risk, the Company used the accumulated amount of the reference indexes (DI, TJLP, LIBOR and SELIC) as a base scenario. Scenarios I, II and III were based on 10%, 25% and 50% variations, respectively, applied in the floating interest rate of the base scenario:

The tables below show the incremental expenses and income that would be recognized in finance income, due to the effect of floating interest rate changes in different scenarios.

		12/31/2020
	Risk	Scenario I	Scenario II	Scenario III
		Base	25%	50%
Exposure of interest rate risk
Interest effect on cash equivalents and financial	Increase in DI	13,175	32,937	65,875
Interest effect on debt in DI	Increase in DI	(19,674)	(49,184)	(98,368)
Interest rate hedging instruments (liabilities in DI) effect	Increase in DI	(1,137)	(11,934)	(29,929)
Incremental expenses		(7,636)	(28,181)	(62,422)
Interest effect on debt in TJLP	Increase in TJLP	(301)	(752)	(1,503)
Incremental expenses		(301)	(752)	(1,503)
Foreign exchange hedging instruments (assets in LIBOR) effect	Increase in LIBOR	528	1,320	2,640
Interest effect on debt in LIBOR	Increase in LIBOR	(1,410)	(3,525)	(7,050)
Incremental expenses		(882)	(2,205)	(4,410)
Interest effect on debt in SELIC	Increase in SELIC	(41)	(102)	(203)
Incremental expenses		(41)	(102)	(203)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

		12/31/2019
	Risk	Scenario I	Scenario II	Scenario III
		Base	25%	50%
Exposure of interest rate risk
Interest effect on cash equivalents and financial	Increase in DI	29,304	73,261	146,522
Foreign exchange hedging instruments (assets in DI)	Increase in DI	55	137	274
Interest effect on debt in DI	Increase in DI	(44,469)	(111,173)	(222,345)
Interest rate hedging instruments (liabilities in DI) effect	Increase in DI	(39,175)	(85,571)	(162,897)
Incremental expenses		(54,285)	(123,346)	(238,446)
Interest effect on debt in TJLP	Increase in TJLP	(1,213)	(3,033)	(6,065)
Incremental expenses		(1,213)	(3,033)	(6,065)
Foreign exchange hedging instruments (assets in LIBOR) effect	Increase in LIBOR	1,722	4,305	8,609
Interest effect on debt in LIBOR	Increase in LIBOR	(3,551)	(8,876)	(17,753)
Incremental expenses		(1,829)	(4,571)	(9,144)
Interest effect on debt in SELIC	Increase in SELIC	(251)	(628)	(1,257)
Incremental expenses		(251)	(628)	(1,257)

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

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

d.2 Government credit risk

The Company's policy allows investments in government securities from countries classified as investment grade AAA or aaa by specialized credit rating agencies (S&P, Moody’s and Fitch) and in Brazilian government bonds. The volume of such financial investments is subject to maximum limits by each country and, therefore, requires diversification of counterparties.

The credit risk of financial institution and government of cash, cash equivalents and financial investments is summarized below:

	Fair value
Counterparty credit rating	12/31/2020	12/31/2019
AAA	8,190,428	4,906,077
AA	317,894	331,512
A	163,839	418,020
BBB	-	56,488
Total	8,672,160	5,712,097

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

The expected of credit losses are calculated by the expected loss approach based on the probability of default rates. Loss rates are calculated on the basis of the average probability of a receivable amount to advance through successive stages of default until full write-off. The probability of default calculation takes into account a credit risk score for each exposure, based on data considered to be capable of foreseeing the risk of loss (external classifications, audited financial statements, cash flow projections, customer information available in the press, for example), with addition of the credit assessment based on experience.

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

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The subsidiaries of the Company request guarantees related to trade receivables and other receivables in specific situations to customers, but these guarantees don’t influence in the calculation of risk of loss. The subsidiaries of the Company maintained the following allowance for expected losses on doubtful accounts balances on trade receivables:

	12/31/2020	12/31/2019
Ipiranga	447,389	447,235
Ultragaz	113,621	94,985
Oxiteno	16,430	13,252
Extrafarma	73	3,419
Ultracargo	1,594	2,001
Total	579,107	560,892

The table below presents information about credit risk exposure:

	12/31/2020			12/31/2019
	Weighted average rate of losses	Accounting balance	Provision for losses	Weighted average rate of losses	Accounting balance	Provision for losses
Current	1.2%	3,751,067	44,091	1.3%	3,843,803	50,198
less than 30 days	2.2%	134,836	2,939	2.1%	185,612	3,975
31-60 days	8.2%	43,207	3,563	7.1%	37,801	2,688
61-90 days	10.9%	42,589	4,630	20.4%	24,861	5,062
91-180 days	36.8%	76,158	28,062	41.8%	91,633	38,337
more than 180 days	55.7%	890,756	495,822	53.1%	867,618	460,632
		4,938,613	579,107		5,051,328	560,892

The information about expected losses on doubtful accounts balances by geographic area are as follows:

	12/31/2020	12/31/2019
Brazil	568,461	550,928
Mexico	-	1,123
Uruguay	76	267
Other Latin American countries	271	561
United States of America and Canada	1,146	889
Europe	9,120	7,075
Others	33	49
	579,107	560,892

For further information about the allowance for expected losses on doubtful accounts, see Notes 5.a and 5.b.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

d.4 Price risk

The Company and its subsidiaries are exposed to commodity price risk, due the fluctuation in prices for diesel and gasoline, among others.

To mitigate the risk of the fluctuation of diesel and gasoline prices, the Company and its subsidiaries permanently monitor the market, seeking to protection of price movements through hedge transactions for cargo purchased in the international market, used contracts of derivative for heating oil (diesel) and RBOB (gasoline) traded on the stock exchange. These products are traded on the stock exchange and are subjected to the impacts of macroeconomic and geopolitical factors outside the control of the Company and its subsidiaries.

The table below shows the positions of derivative financial instruments to hedge commodity price risk at December 31, 2020:

Derivative	Contract			Notional amount (m3)		Notional amount (USD thousands)		Fair value
	Position	Product	Maturity	12/31/2020	12/31/2019	12/31/2020	12/31/2019	12/31/2020	12/31/2019
								R$ thousands	R$ thousands
Term	Sold	Heating Oil	jan-21	108,429	76,950	42,399	40,529	(563)	(2,378)
Term	Sold	RBOB	-	-	64,867	-	29,243	-	1,107
								(563)	(1,271)

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

On December 31, 2020 the Company and its subsidiaries believe to have enough working capital and sources of financing to satisfy their current needs. The gross indebtedness due over the next twelve months totaled R$ 3,620,550 including estimated interests on loans (for quantitative information, see Note 16.a). Furthermore, the investment for 2021 totaled R$ 1,890,763. On December 31, 2020, the Company and its subsidiaries had R$ 7,694,752 in cash, cash equivalents, and short-term financial investments (for quantitative information, see Note 4).

The table below presents a summary of financial liabilities as of December 31, 2020 by the Company and its subsidiaries, listed by maturity. The amounts disclosed in this table are the contractual undiscounted cash outflows, and, therefore, these amounts may be different from the amounts disclosed on the balance sheet.

Financial liabilities	Total	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
Loans including future contractual interest (1) (2)	20,131,159	3,620,550	6,716,208	1,695,276	8,099,125
Currency and interest rate hedging instruments (3)	472,647	133,092	88,918	106,885	143,752
Trade payables	4,040,652	4,040,652	-	-	-
Leases payable	2,734,384	396,010	668,089	541,004	1,129,281

(1)

To calculate the estimated interest on loans some macroeconomic assumptions were used, including averaging for the period the following: (i) DI of % 2.29% to 2021, 3.74% to 2022 and 4.84% to 2023; (ii) exchange rate of the Real against the U.S. dollar of R$ 4.86 in 2021, R$ 4.33 in 2022, R$ 4.17 in 2023, R$ 4.20 in 2024, R$ 4.22 in 2025, R$ 4.24 in 2026, R$ 4.26 in 2027, R$ 4.28 in 2028 and R$ 4.30 in 2029; (iii) TJLP of 4.39%; (iv) IGP-M of 4.79% in 2021, 4.02% in 2022, 3.25% as from 2023; (v) IPCA of 3.6% in 2021, 3.3% in 2022, 3.0% as from 2023 (source: B3, Bulletin Focus and financial institutions).

(2)	Includes estimated interest payments on short-term and long-term loans until the payment date.
(3)

The currency and interest rate hedging instruments were estimated based on projected U.S dollar futures contracts and the futures curves of DI x Pre and Pre x IPCA contracts quoted on B3 on December 31, 2020 and on the futures curve of LIBOR (ICE – Intercontinental Exchange) and commodities heating oil contracts and RBOB quoted on New York Mercantile Exchange (“NYMEX”) on December 31, 2020. In the table above, only the hedging instruments with negative results at the time of settlement were considered.

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

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes the position of hedging instruments entered by the Company and its subsidiaries:

Designated as hedge accounting

Product	Hedged object	Rates agreement		Maturity	Note	Notional amount [1]		Fair value
		Assets	Liabilities			12/31/2020	12/31/2019	12/31/2020	12/31/2019
Foreign exchange swap	Debt	USD + 4.58%	103.9% DI	nov-23	33.h.1	USD 185,000	USD 245,000	298,889	69,298
Foreign exchange swap	Debt	USD + LIBOR-3M + 1.14%	105.0% DI	jun-22	33.h.1	USD 50,000	USD 150,000	94,782	74,970
Interest rate swap	Debt	4.57% + IPCA	95.8% DI	dec-25	33.h.1	R$ 806,054	R$ 806,054	203,837	144,123
Interest rate swap	Debt	6.47%	99.9% DI	nov-24	33.h.1	R$ 90,000	R$ 90,000	3,498	584
Term	Firm commitments	BRL	Heating Oil / RBOB	jan-21	33.h.1	USD 42,399	-	(563)	-
NDF	Firm commitments	BRL	USD	jan-21	33.h.1	USD 23,124	-	(733)	-
Zero Cost Collar	Operating margin	Put USD 3.86	Call USD 4.33	-	33.h.2	-	USD 60,000	-	(121)
								599,710	288,854

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Not designated as hedge accounting

Product	Hedged object	Rates agreement		Maturity	Notional amount [1]		Fair value
		Assets	Liabilities		12/31/2020	12/31/2019	12/31/2020	12/31/2019
Foreign exchange swap	Debt	USD + 0.18%	55.5% DI	jun-29	USD 320,000	USD 853,000	519,260	353,451
NDF	Firm commitments	BRL	USD	may-21	USD 378,550	USD 71,600	(112,152)	(1,080)
Interest rate swap	Debt	1.9%	100% DI	jan-21	R$ 1,300,000	-	(5)	-
Foreign exchange swap	Debt	LIBOR-3M + 2.0%	105.9% DI	-	-	USD 60,000	-	48,535
Foreign exchange swap	Firm commitments	USD + 0.00%	33.5% DI	-	-	USD 17,896	-	(2,203)
Foreign exchange swap	Operating margin	34.8% DI	USD + 0.00%	-	-	USD 4,680	-	612
Term	Firm commitments	BRL	Heating Oil / RBOB	-	-	USD 56,000	-	(1,271)
							407,103	398,044

 (1) Currency as indicated.

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

The foreign exchange hedging instruments designated as fair value hedge are:

In thousands, except the DI %	2020	2019
Notional amount – US$	235,000	395,000
Result of hedging instruments – gain/(loss) – R$	574,378	79,466
Fair value adjustment of debt – R$	(13,131)	(36,764)
Finance expense in the statements of profit or loss – R$	(597,735)	(130,320)
Average effective cost – DI %	104.1	104.4

For more information, see Note 16.c.1.

The interest rate hedging instruments designated as fair value hedge are:

In thousands, except the DI %	2020	2019
Notional amount – US$	806,054	806,054
Result of hedging instruments – gain/(loss) – R$	67,446	72,957
Fair value adjustment of debt – R$	(18,446)	(76,992)
Finance expense in the statements of profit or loss – R$	(99,555)	(68,054)
Average effective cost – DI %	95.8	95.8

For more information, see Notes 16.g.2, 16.g.4 and 16.g.6.

In thousands, except the DI %	2020	2019
Notional amount – US$	90,000	90,000
Result of hedging instruments – gain/(loss) – R$	6,528	584
Fair value adjustment of debt – R$	3,250	(208)
Finance expense in the statements of profit or loss – R$	(8,968)	(377)
Average effective cost – DI %	99.9	99.9

For more information, see Note 16.g.7.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The foreign exchange hedging instruments and commodities designated as fair value hedge are as described below. The purpose of this relationship is to transform the cost of the imported product from fixed to variable until the moment of blend the fuel, as occurs with the price practiced in its sales. The subsidiary Ipiranga realizes these operations with over-the-counter derivatives that are designated in a hedge accounting relationship, as a fair value hedge in an amount equivalent to the inventories of imported product.

In thousands, except the DI %	2020	2019
Notional amount – US$	65,523	-
Result of hedging instruments – gain/(loss) – R$	(87,448)	-
Fair value adjustment of inventories – R$	18,468	-

h.2 Cash flow hedge

The Company and its subsidiaries designate, as cash flow hedge of firm commitment and highly probable transactions, derivative financial instruments to hedge firm commitments and non-derivative financial instruments to hedge highly probable future transactions, to hedge against fluctuations arising from changes in exchange rate.

On December 31, 2020, the notional amount of foreign exchange hedging instruments for highly probable future transactions designated as cash flow hedge, related to notes in the foreign market totaled US$ 468,215 (US$ 550,000 on December 31, 2019). On December 31, 2020, the unrealized loss of “Other comprehensive income” is R$ 315,403 (loss of R$ 293,277 on December 31, 2019), net of deferred IRPJ and CSLL.

On December 31, 2020, the notional amount of foreign exchange hedging instruments for highly probable future transactions designated as cash flow hedge, related to future sales revenues of Oxiteno (zero cost collars) have not been renewed and did not have balance (US$ 60,000 on December 31, 2019) or loss recognized in “Other comprehensive income” (loss of R$ 74 on December 31, 2019).

h.3 Net investment hedge in foreign entities

The Company and its subsidiaries designate, as net investment hedge in foreign entities, notes in the foreign market, for hedging net investment in foreign entities, to offset changes in exchange rates.

On December 31, 2020, the balance of foreign exchange hedging instruments designated as net investments hedge in foreign entities, related to part of the investments made in entities which functional currency is other than the Brazilian Real, totaled US$ 95,000 (US$ 95,000 on December 31, 2019).On December 31, 2020, the unrealized loss of “Other comprehensive income” is R$ 73,108 (loss of R$ 55,682 on December 31, 2019), net of deferred income and social contribution taxes. The effects of exchange rate changes on investments and hedging instruments were offset in equity.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

i. Gains (losses) on hedging instruments

The following tables summarize the value of gains (losses) recognized, which affected the equity of the Company and its subsidiaries:

	2020
	Profit or loss	Equity
a – Exchange rate derivates receivable in U.S. dollars (i) and (ii) and commodities	497,210	-
b – Exchange rate derivates payable in U.S. dollars (ii)	(330,999)	80
c – Interest rate swaps in R$ (iii)	58,131	-
d – Non-derivative financial instruments (iv)	(919,219)	(737,471)
Total	(694,877)	(737,391)

	2019
	Profit or loss	Equity
a – Exchange rate derivates receivable in U.S. dollars (i) and (ii) and commodities	230,000	-
b – Exchange rate derivates payable in U.S. dollars (ii)	(1,667)	(80)
c – Interest rate swaps in R$ (iii)	(4,035)	-
d – Non-derivative financial instruments (iv)	(262,098)	(348,959)
Total	(37,800)	(349,039)

	2018
	R$ million
	Profit or loss	Equity
a – Exchange rate swaps receivable in U.S. dollars (i) (ii)	181,544	-
b – Exchange rate swaps payable in U.S. dollars (ii)	(3.903)	0,176
c – Interest rate swaps in R$ (iii)	12,474	-
d – Non-derivative financial instruments (iv)	(133,951)	(284,624)
Total	56,163	(289,448)

(i)	Does not consider the effect of exchange rate variation of exchange Swaps receivable in U.S. dollars when this effect is offset in the gain or loss of the hedged item (debt/firm commitments).
(ii)	Considers the designation effect of foreign exchange hedging.
(iii)	Considers the designation effect of interest rate hedging in Brazilian Reais; and
(iv)	Considers the results of notes in the foreign market (for further information see Note 16.b).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

j. Fair value of financial instruments

The fair values and the carrying values of the financial instruments, including currency and interest rate hedging instruments, are stated below:

			12/31/2020		12/31/2019
	Category	Note	Carrying value	Fair value	Carrying value	Fair value
Financial assets:
Cash and cash equivalents
Cash and bank	Measured at amortized cost	4.a	405,081	405,081	284,992	284,992
Financial investments in local currency	Measured at fair value through other comprehensive income	4.a	2,241,852	2,241,852	1,780,939	1,780,939
Financial investments in foreign currency	Measured at fair value through profit or loss	4.a	14,561	14,561	49,448	49,448
Financial investments:
Fixed-income securities and funds in local currency	Measured at fair value through profit or loss	4.b	3,643,286	3,643,286	1,937,967	1,937,967
Fixed-income securities and funds in local currency	Measured at fair value through other comprehensive income	4.b	31,315	31,315	595,816	595,816
Fixed-income securities (guarantee of loans)	Measured at amortized cost	4.b	75,251	75,251	76,904	76,904
Fixed-income securities and funds in foreign currency	Measured at fair value through other comprehensive income	4.b	1,278,940	1,278,940	303,417	303,417
Currency and interest rate hedging and commodities instruments	Measured at fair value through profit or loss	4.b	981,874	981,874	682,615	682,615
Trade Receivables	Measured at amortized cost	5.a	3,391,122	3,369,766	3,689,500	3,663,247
Reseller Financing	Measured at amortized cost	5.b	968,384	965,645	800,936	839,090
Total			13,031,666	13,007,571	10,202,534	10,214,435
Financial liabilities:
Financing	Measured at fair value through profit or loss	16.a	1,308,928	1,308,928	1,666,092	1,666,092
Financing	Measured at amortized cost	16.a	9,406,013	10,186,947	6,008,414	7,268,742
Debentures	Measured at amortized cost	16.a	5,450,751	5,363,621	5,657,339	5,603,669
Debentures	Measured at fair value through profit or loss	16.a	1,093,365	1,093,365	1,030,892	1,030,891
Leases payable	Measured at amortized cost	13	1,833,288	1,833,288	1,588,673	1,588,673
Commodities, currency and interest rate hedging instruments	Measured at fair value through profit or loss	16.a	117,159	117,159	29,985	29,985
Trade payables	Measured at amortized cost	17	4,040,652	4,008,457	2,700,071	2,678,808
Subscription warrants – indemnification	Measured at fair value through profit or loss	24	86,439	86,439	130,657	130,657
Total			23,336,595	23,998,204	18,812,123	19,997,517

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

  The fair value of trade receivables and trade payables are approximate to their carrying values and the Company calculates its fair value through methodologies commonly used in the market.

  The subscription warrants – indemnification was measured based on the share price of Ultrapar (UGPA3) at the financial statements date and are adjusted to the Company’s dividend yield, since the exercise is only possible starting in 2020 onwards and they are not entitled to dividends until then. The number of shares of subscription warrants – indemnification is also adjusted according to the changes in the amounts of provision for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014 (see Note 24).

  The fair value calculation of notes in the foreign market is based on the quoted price in an active market (see Note 16.b).

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

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

j.1 Fair value hierarchy of financial instruments

The financial instruments are classified in the following categories:

(a) Level 1 – prices negotiated (without adjustment) in active markets for identical assets or liabilities;

(b) Level 2 – inputs other than prices negotiated in active markets included in Level 1 and observable for the asset or liability, either directly (as prices) or indirectly (derived from prices).

The table below shows the categories of the financial assets and financial liabilities:

	Category	Note	12/31/2020	Level 1	Level 2
Financial assets:
Cash and cash equivalents
Cash and bank	Measured at amortized cost	4.a	405,081	-	-
Financial investments in local currency	Measured at fair value through other comprehensive income	4.a	2,241,852	-	2,241,852
Financial investments in foreign currency	Measured at fair value through profit or loss	4.a	14,561	14,561	-
Financial investments:
Fixed-income securities and funds in local currency	Measured at fair value through profit or loss	4.b	3,643,286	3,643,286	-
Fixed-income securities and funds in local currency	Measured at fair value through other comprehensive income	4.b	31,315	-	31,315
Fixed-income securities (guarantee of loans)	Measured at amortized cost	4.b	75,251	-	-
Fixed-income securities and funds in foreign currency	Measured at fair value through other comprehensive income	4.b	1,278,940	30,245	1,248,695
Currency and interest rate hedging and commodities instruments	Measured at fair value through profit or loss	4.b	981,874	-	981,874
Trade Receivables	Measured at amortized cost	5.a	3,369,766	-	-
Reseller Financing	Measured at amortized cost	5.b	965,645	-	-
Total			13,007,571
Financial liabilities:
Financing	Measured at fair value through profit or loss	16.a	1,308,928	-	1,308,928
Financing	Measured at amortized cost	16.a	10,186,947	-	-
Debentures	Measured at amortized cost	16.a	5,363,621	-	-
Debentures	Measured at fair value through profit or loss	16.a	1,093,365	-	1,093,365
Leases payable	Measured at amortized cost	13	1,833,288	-	-
Commodities, currency and interest rate hedging instruments	Measured at fair value through profit or loss	16.a	117,159	-	117,159
Trade payables	Measured at amortized cost	17	4,008,457	-	-
Subscription warrants – indemnification (1)	Measured at fair value through profit or loss	24	86,439	-	86,439
Total			23,998,204
	Category	Note	12/31/2019	Level 1	Level 2
Financial assets:
Cash and cash equivalents
Cash and bank	Measured at amortized cost	4.a	284,992	-	-
Financial investments in local currency	Measured at fair value through other comprehensive income	4.a	1,780,939	-	1,780,939
Financial investments in foreign currency	Measured at fair value through profit or loss	4.a	49,448	49,448	-
Financial investments:
Fixed-income securities and funds in local currency	Measured at fair value through profit or loss	4.b	1,937,967	1,937,967	-
Fixed-income securities and funds in local currency	Measured at fair value through other comprehensive income	4.b	595,816	-	595,816
Fixed-income securities (guarantee of loans)	Measured at amortized cost	4.b	76,904	-	-
Fixed-income securities and funds in foreign currency	Measured at fair value through other comprehensive income	4.b	303,417	18,985	284,432
Currency and interest rate hedging and commodities instruments	Measured at fair value through profit or loss	4.b	682,615	-	682,615
Trade Receivables	Measured at amortized cost	5.a	3,663,247	-	-
Reseller Financing	Measured at amortized cost	5.b	839,090	-	-
Total			10,214,435
Financial liabilities:
Financing	Measured at fair value through profit or loss	16.a	1,666,092	-	1,666,092
Financing	Measured at amortized cost	16.a	7,268,742	-	-
Debentures	Measured at amortized cost	16.a	5,603,669	-	-
Debentures	Measured at fair value through profit or loss	16.a	1,030,891	-	1,030,891
Leases payable	Measured at amortized cost	13	1,588,673	-	-
Commodities, currency and interest rate hedging instruments	Measured at fair value through profit or loss	16.a	29,985	-	29,985
Trade payables	Measured at amortized cost	17	2,678,808	-	-
Subscription warrants – indemnification (1)	Measured at fair value through profit or loss	24	130,657	-	130,657
Total			19,997,517

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

For the sensitivity analysis of foreign exchange hedging instruments as of December 31, 2020 and December 31, 2019, management adopted as a base scenario the Real/U.S. dollar exchange rates at maturity of each swap, projected by U.S dollar futures contracts quoted on B3. As a reference, the exchange rate for the last maturity of foreign exchange hedging instruments is R$ 8.23 (R$ 5.76 as of December 31, 2019) in the base scenario. Scenarios II and III were estimated with a 25% and 50% additional appreciation or depreciation of the Brazilian Real against the base scenario, according to the risk to which the hedged item is exposed.

Based on the balances of the hedging instruments and hedged items as of December 31, 2020 and December 31, 2019, the exchange rates were replaced, and the changes between the new balance in Brazilian Reais and the original balance in Brazilian Reais were calculated in each of the three scenarios. The table below shows the change in the values of the main derivative instruments and their hedged items, considering the changes in the exchange rate in the different scenarios:

12/31/2020	Risk	Scenario I Base	Scenario II	Scenario III
Currency swaps receivable in U.S. dollars
(1) U.S. Dollar / Real swaps	Dollar	1,013,826	1,522,343	2,030,860
(2) Debts / firm commitments in dollars	appreciation	(1,013,824)	(1,522,330)	(2,030,835)
(1)+(2)	Net effect	2	13	25
Currency swaps payable in U.S. dollars
(3) Real / U.S. Dollar swaps	Dollar	59	17,877	35,694
(4) Gross margin of Oxiteno/Ipiranga	devaluation	(59)	(17,877)	(35,694)
(3)+(4)	Net effect	-	-	-

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

12/31/2019	Risk	Scenario I Base	Scenario II	Scenario III
Currency swaps receivable in U.S. dollars
(1) U.S. Dollar / Real swaps	Dollar	700,499	1,668,202	2,635,905
(2) Debts / firm commitments in dollars	appreciation	(700,465)	(1,668,031)	(2,635,596)
(1)+(2)	Net effect	34	171	309
Currency swaps payable in U.S. dollars
(3) Real / U.S. Dollar swaps	Dollar	376	62,559	124,742
(4) Gross margin of Oxiteno	devaluation	(376)	(62,559)	(124,742)
(3)+(4)	Net effect	-	-	-
Options
(5) Options Real / U.S. Dollar swaps	Dollar	-	42,101	102,917
(6) Gross margin of Oxiteno	devaluation	-	(42,101)	(102,917)
(5)+(6)	Net effect	-	-	-

For sensitivity analysis of hedging instruments for interest rates in Brazilian Reais as of December 31, 2020 and December 31, 2019, the Company used the futures curve of the DI x Pre contract quoted on B3 as of December 31, 2020 for each of the swap and debt (hedged item) maturities, to determine the base scenario. Scenarios II and III were estimated based on a 25% and 50% deterioration, respectively, of the base scenario pre-fixed interest rate.

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

12/31/2020	Risk	Scenario I Base	Scenario II	Scenario III
Interest rate swap (Real) – Debentures - CRA
(1) Fixed rate swap - DI	Decrease in	(39,412)	(230,705)	(187,597)
(2) Fixed rate debt	Pre-fixed rate	39,412	230,705	187,597
(1)+(2)	Net effect	-	-	-

12/31/2019	Risk	Scenario I Base	Scenario II	Scenario III
Interest rate swap (Real) – Debentures - CRA
(1) Fixed rate swap - DI	Decrease in	(195,123)	(137,260)	(74,027)
(2) Fixed rate debt	Pre-fixed rate	195,123	137,260	74,027
(1)+(2)	Net effect	-	-	-

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

For the sensitivity analysis of the commodity price swings hedging instruments on December 31, 2020 and December 31, 2019, the Company used the futures heating oil and gasoline (RBOB) contracts quoted on NYMEX. Scenarios II and III were estimated based on 25% and 50% deterioration, respectively, of the base scenario commodity price.

Based on the balances of the hedging instruments and the objects hedged on December 31, 2020 and December 31, 2019, prices were substituted and the variations between the new balance in Reais and the balance in Reais in the report date were calculated in each of the three scenarios. The table below shows the variation of the amounts of the derivative instruments and their objects of hedge, considering the variations in commodity prices in the different scenarios:

12/31/2020	Risk	Scenario I Base	Scenario II	Scenario III
NDF Commodities
(1) NDF Commodities	Decrease in	-	551,794	1,103,589
(2) Gross margin from Ipiranga	Commodities Price	-	(551,794)	(1,103,589)
(1)+(2)	Net effect	-	-	-

12/31/2019	Risk	Scenario I Base	Scenario II	Scenario III
NDF Commodities
(1) NDF Commodities	Decrease in	100,542	1,490,893	2,881,245
(2) Gross margin from Ipiranga	Commodities Price	(100,542)	(1,490,893)	(2,881,245)
(1)+(2)	Net effect	-	-	-

34. Commitments

a. Contracts

a.1 Subsidiary Tequimar has agreements with CODEBA, with the Complexo Industrial Portuário Governador Eraldo Gueiros and with the company Empresa Maranhense de Administração Portuária, in connection with its port facilities in Aratu, Suape and Itaqui, respectively. Such agreements establish a minimum cargo movement of products, as shown below:

Port	Minimum movement per year	Maturity
Aratu	900,000 ton.	2022
Suape	250,000 ton.	2027
Suape	400,000 ton.	2029
Aratu	397,000 ton.	2031
Itaqui	1,222,377 m³	2049

If the annual movement is less than the minimum contractual movement, the subsidiary is liable to pay the difference between the effective movement and the minimum contractual movement, based on the port tariff rates in effect on the date established for payment. As of December 31, 2020, these rates were R$ 8.37 and R$ 2.67. per ton for Aratu and Suape, respectively and R$ 0.78 per m³ for Itaqui. According to contractual conditions and tolerances, there are not material pending issues regarding the minimum purchase limits of the contract.

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

b. Insurance coverage

The Company is supported by insurance policies with the objective of covering several risks to which it is exposed, including loss of profits, losses and damage from fire, lightning, explosion of any kind, gale, aircraft crash, electric damage, and other risks, covering the industrial plants and distribution bases and branches of all subsidiaries. The maximum compensation values based on the risk analysis of certain locations are shown below:

Maximum compensation value (*)
Oxiteno	US$ 1,142	(equivalent to R$ 5,935 million as of 12/31/2020)
Ipiranga	R$ 1,530
Ultracargo	R$ 1,000
Ultragaz	R$ 272
Extrafarma	R$ 160

(*) In millions. In accordance with policy conditions.

The General Liability Insurance program covers the Company and its subsidiaries with a maximum aggregate coverage of US$ 250 million (equivalent to R$ 1,299 million as of December 31, 2020), against losses caused to third parties as a result of accidents related to commercial and industrial operations and/or distribution and sale of products and services.

The Company maintains liability insurance policies for directors and executive officers to indemnify the members of the Board of Directors, Fiscal Council, directors and executive officers of Ultrapar and its subsidiaries (“Insured”) in the total amount of US$ 80 million (equivalent to R$ 416 million as of December 31, 2020), which cover any of the Insured liabilities resulting from wrongful acts, including any act or omission committed or attempted, except if the act, omission or the claim is consequence of gross negligence or willful misconduct.

In addition, group life and personal accident, health and national and international transportation, cyber risks and other insurance policies are also maintained.

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

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

c. Area port lease

On March 22, 2019, Ultrapar, through its subsidiary IPP, won the port concessions of three areas with minimum storage capacity of 64 thousand m³ (unaudited) located at the port of Cabedelo, in the state of Paraíba, and one area with minimum storage capacity of 66 thousand m³ (not reviewed) at the port of Vitória, in the state of Espírito Santo, which will be designated for handling, storage and distribution of fuels. These concessions were carried out by two consortiums of which IPP holds one third of the total participation. . For the port of Cabedelo, the companies Nordeste Logística I, Nordeste Logística II and Nordeste Logística III were incorporated, in partnership with Raízen Combustível S.A. and Petrobrás Distribuidora S.A. For the port of Vitória, the company Navegantes was incorporated, in partnership with Raízen Combustível S.A. and Petrobrás Distribuidora S.A. The total investments regarding IPP’s stake sums up to R$160 million (unaudited) for a concession term of 25 years.

On April 5, 2019, Company, through its subsidiary IPP and Tequimar, also won three concessions. IPP won two concessions in the port of Miramar, in Belém, state of Pará: (i) area BEL02A, through a consortium 50% owned by IPP,that shall have minimum storage capacity of 41 thousand m³ (unaudited), and (ii) area BEL04, which is currently operated by IPP with minimum storage capacity of 23 thousand m³. Such areas will be operated for at least 15 years, according to the auction notice. For the area BEL02A, Latitude was incorporated, together with Petróleo Sabbá S.A.. Tequimar won the concession of area VDC12 in the port of Vila do Conde, in Barcarena, state of Pará. The minimum storage capacity will be 59 thousand m³ (unaudited). The area will be operated by Tequimar for at least 25 years, according to the auction notice. For the area VDC12, Tequimar Vila do Conde Logística Portuária S.A. (“Tequimar Vila do Conde”) was incorporated (see Note 3.b). The estimated investments regarding the participation of IPP and Tequimar sums up to R$ 450 million, approximately, to be disbursed throughout the next five years including the auction grants and the minimum investment required for these areas.

35. Subsequent events

a. Clarifications on the cyber incident

The Company suffered on January 11, 2021 a cyber incident of type ransomware in its information technology environment.

As a precautionary measure, the Company interrupted its systems, partially affecting, for a short period of time, the operations of its subsidiaries. Immediately, all security and control measures were adopted to remedy the situation and as of January 14, 2021 the operational systems of the Company and its subsidiaries began to be gradually restored, with caution and security, according with the priority and relevance of each affected process. Until the issuance of these financial statements, all the critical information systems of the Company and its subsidiaries are in full operation.

During the ongoing investigations, the Company identified the unauthorized copy and disclosure of certain data and is investigating the amount of exfiltrated and/or disclosed information, as well as the existence of impacts to its businesses and third parties, in order to adopt the appropriate measures.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

According to the assessment made to this date, the Company does not expect material effects on its results due to this incident. The Company has a specific insurance policy for cyber incidents, which has already been duly activated.

b. Issuance of Extrafarma subscription bonus shares

On February 24, 2021, the Company’s Board of Directors confirmed the issuance of 70,939 common shares within the authorized capital limit provided by art. 6 of the Company's Bylaws, due to the partial exercise of the rights conferred by the subscription warrants (see note 25) issued by the Company when the merger of all Extrafarma shares by the Company, approved by the extraordinary general meeting of the Company held in January 31, 2014. The share capital of the Company will therefore be represented by 1,115,076,651 common shares, all of which are registered and without par value.

c. Issuance of debentures
On March 19, 2021, our subsidiary Tequimar Vila do Conde Logística Portuária S.A. completed its first issuance of R$360 million nonconvertible unsecured debentures due on March 15, 2028 . The debentures bear semiannual interest of IPCA plus 4.04%. The issuer hedged its exposition by swapping the IPCA to 111.4% of DI.

On March 26, 2021, our subsidiary Terminal Químico de Aratu S.A. – Tequimar completed its second issuance of R$100 million nonconvertible unsecured debentures due on March 15, 2028 .The debentures bear semiannual interest of  IPCA plus 4.37%. The issuer hedged its exposition by swapping the IPCA to 111.4% of DI.

d. Port concessions

On April 9, 2021, Ultracargo, was awarded the concession of IQI13 area in the Itaqui port, state of Maranhão, for storage and handling of liquid bulk products, specially fuels. The minimum installed capacity will be 79 thousand cubic meters. The area will be operated by Ultracargo for at least 20 years, according to the auction notice. The estimated investments regarding this port concession is approximately R$ 310 million, to be disbursed throughout the next six years.

