Form 20-F
period 2021-12-31
ULTRAPAR HOLDINGS INC
filed 2022-05-10
CIK 1094972

As filed with the Securities and Exchange Commission on May 10, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

São Paulo, SP, Brazil 01317-910

Telephone: 55 11 3177 7014

(Address of principal executive offices)

Rodrigo de Almeida Pizzinatto

Chief Financial and Investor Relations Officer

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

The number of outstanding shares of each class as of December 31, 2021.

Title of Class	Number of Shares Outstanding
Common Stock	1,088,172,907

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

1

INTRODUCTION

Ultrapar is a Brazilian company with over 84 years of history, with its origins dating back to 1937, when Ernesto Igel founded Ultragaz, which was a pioneer in the use of Liquified Petroleum Gas (LPG) as cooking gas. Since then, Ultrapar has become one of the largest business groups in Brazil. As of December 31, 2021, Ultrapar owned the following main businesses: Ipiranga, Ultragaz and Ultracargo (energy and infrastructure), abastece aí (digital payments), Oxiteno (specialty chemicals) and Extrafarma (retail pharmacy), the last two of which are classified as discontinued operations and held for sale. The sale of Oxiteno was closed on April 1, 2022 and we expect to conclude the sale of Extrafarma during 2022. For more information on our continued and discontinued operations, please see "Item 4.A. History and Development of the Company —A.1. Continuing Operations” and “—A.2 Discontinued Operations.”

Since 1999, Ultrapar’s shares are traded under an ADR Level III program on the New York Stock Exchange – NYSE, and on the São Paulo Stock Exchange, B3 S.A. Since 2011, the Company’s shares have been listed on B3’s Novo Mercado, the segment with the highest standards of corporate governance.

Continuing Operations

  Ultragaz is a pioneer and a leader in LPG distribution in Brazil, one of the largest markets worldwide. Ultragaz had a 23.1% market share in 2021, according to ANP and was one of the largest independent LPG distributors in the world in terms of volume sold. See “Item 4.B. Information on the Company—Business Overview—Distribution of Liquefied Petroleum Gas—Ultragaz—Competition.” As of December 31, 2021, we delivered LPG to an estimated 11 million households through a network of approximately 5.6 thousand independent retailers in the bottled segment and to approximately 58 thousand customers in the bulk segment. In 2021, Ultragaz’s total LPG volume sold was 1.7 million tons.
  Ultracargo is the largest private company of liquid bulk storage in Brazil, with seven terminals and storage capacity of 983 thousand cubic meters as of December 31, 2021, providing it with leading positions in the main ports in Brazil. In December 2021, Ultracargo expanded its geographic presence to the Northern region of Brazil, with the beginning of the operations of its new terminal located in Vila do Conde, in the state of Pará.
  Ipiranga is one of the largest fuel distributors in Brazil, with a network of 7,104 service stations and 18.4% market share in 2021 considering ethanol, gasoline, and diesel, according to ANP. In addition to the service stations, Ipiranga has 1,841 AmPm convenience stores and 1,149 Jet Oil franchises. See “Item 4.B. Information on the Company—Business Overview—Fuel Distribution—Ipiranga—Competition.”
  abastece aí is a digital payments company created in 2020 to leverage the benefits of Km de Vantagens and abastece aí app, a digital ecosystem through which our clients, mainly car and truck drivers, are offered discounts and cashback. As of December 31, 2021, approximately two million digital accounts have been created.

Discontinued Operations

  Oxiteno is a major producer of surfactants and specialty chemicals. Focused on innovation and sustainability, Oxiteno is one of the largest producers of ethylene oxide and its main derivatives in Latin America, according to IHS Chemical. For the year ended December 31, 2021, Oxiteno sold 779 thousand tons of chemical products. In August 2021, Ultrapar entered into a share purchase and sale agreement for the sale of all of its shares in Oxiteno to Indorama. On April 1, 2022, the transaction was closed. As a result, Oxiteno is no longer part of Ultrapar’s operations.
  Extrafarma is the seventh largest drugstore chain in Brazil, according to ABRAFARMA, with 399 drugstores and 4 distribution centers as of December 31, 2021. In May 2021, Ultrapar entered into a share purchase and sale agreement for the sale of all of its shares in Extrafarma to Pague Menos. As of the date of this annual report, the closing of the transaction is still subject to approval by the Brazilian antitrust authority.

References in this annual report to “Ultrapar”, “Ultra Group”, “we”, “our”, “us” and “the Company” are to Ultrapar Participações S.A. and its consolidated subsidiaries (unless the context otherwise requires). In addition, all references in this annual report to:

  “abastece aí” are to Ultrapar’s subsidiary that operates in the digital payment segment;
  “ABIQUIM” are to Associação Brasileira da Indústria Química, the Brazilian association of chemical industries;
  “ABRAFARMA” are to Associação Brasileira de Redes de Farmácias e Drogarias, the Brazilian association of pharmacy and drugstore chains;
  “ABTL” are to Associação Brasileira de Terminais de Líquidos, the Brazilian association of liquid bulk terminal operators;

2

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
  “ARLA” are to Automotive Liquid Reducing Agent;
  “B3” are to the B3 S.A.—Brasil, Bolsa, Balcão, the São Paulo Stock Exchange;
  “Braskem” are to Braskem S.A.;
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
  “CADE” are to Conselho Administrativo de Defesa Econômica, the Brazilian Antitrust Authority;
  “Canamex” are to the chemical business formerly owned by the Berci Group, a company that was acquired by Oxiteno in 2003, currently Oxiteno Mexico;
  “CBL” are to Chevron Brasil Ltda. (currently Ipiranga), a former subsidiary of Chevron that, together with Galena, held Texaco;
  “CBLSA” are to Chevron Brasil Lubrificantes S.A., now called Iconic;
  “CBPI” are to Companhia Brasileira de Petróleo Ipiranga, a company that was merged into Ipiranga in November 2009;
  “Central Bank” are to the Banco Central do Brasil, the Brazilian central bank;
  “Chevron” are to Chevron Latin America Marketing LLC and Chevron Amazonas LLC;
  “Code” are to the U.S. Internal Revenue Code of 1986, as amended;
  “Commodity Exception” are to gains derived from “qualified active sales” of commodities and “qualified hedging transactions” involving commodities, within the meaning of the applicable U.S. Treasury regulations;
  “CONAMA” are to Conselho Nacional do Meio Ambiente – the National Council of the Environment;
  “ConectCar” are to ConectCar Soluções de Mobilidade Eletrônica S.A., a joint-venture initially formed by Ipiranga and OTP (Odebrecht Transport S.A.), which started its operations in 2012. In 2016, Redecard S.A. acquired OTP’s interest in ConectCar. In June 2021, Ultrapar entered into a share purchase and sale agreement for the sale of its equity interest in ConectCar to a subsidiary of Porto Seguro. The transaction was closed in October 2021. As a result, ConectCar is no longer part of Ultrapar’s operations;
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
  “DNP” are to Distribuidora Nacional de Petróleo Ltda., a company that was acquired by Ipiranga in 2010 and was merged into Ipiranga in 2011;

3

  “DPPI” are to Distribuidora de Produtos de Petróleo Ipiranga S.A., a company that was merged into CBPI in 2008;
  “EBITDA” are to earnings before interest, taxes, depreciation and amortization;
  “EMCA” are to Empresa Carioca de Produtos Químicos S.A.;
  “Extrafarma” are to Imifarma Produtos Farmacêuticos e Cosméticos S.A., a wholly-owned subsidiary of Ipiranga, which is wholly-owned by Ultrapar and whose operations we sold. For more information, see “Item 4.A. Information on the Company—History and Development of the Company—A.2. Discontinued Operations—Extrafarma;”
  “Extrafarma Transaction” are to the exchange of shares of Extrafarma for Ultrapar’s shares on January 31, 2014, as described in “Item 4.A. Information on the Company—History and Development of the Company—A.2. Discontinued Operations —Extrafarma;”
  “Galena” are to Sociedade Anônima de Óleo Galena Signal, a former subsidiary of Chevron that, together with CBL, held Texaco;
  “IAS” are to International Accounting Standards;
  “IASB” are to International Accounting Standards Board;
  “IBP” are to Instituto Brasileiro de Petróleo e Gás;
  “Iconic” are to Iconic Lubrificantes S.A., formerly CBLSA, an association formed by Ipiranga and Chevron, which started its operations in 2017;
  “IFRS” are to International Financial Reporting Standards, as issued by IASB;
  “IGP-M” are to General Index of Market Prices of Brazilian inflation (Índice Geral de Preços – Mercado), calculated by the Getulio Vargas Foundation;
  “Indorama” are to Indorama Ventures PLC;
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
  “IQVIA”, are to the merger of Quintiles and IMS Health, Inc.;
  “IRS” are to U.S. Internal Revenue Service;
  “Key Shareholders” are to Ipiranga Group’s former controlling shareholders prior to the closing of the Ipiranga Group SPA;
  “Km de Vantagens” are to Km de Vantagens (Km of Advantages Program) loyalty program, part of abastece aí business;
  “Liquigás” are to Liquigás Distribuidora S.A.;
  “LPG” are to liquefied petroleum gas;
  “NAFTA” are to North American Free Trade Agreement, formed by the United States, Canada and Mexico. A revised version of NAFTA has been agreed to by all three countries for approval under a new name, the United States Mexico Canada Agreement, or USMCA, and is awaiting legislative approval before it comes into force;
  “Novo Mercado” are to Novo Mercado listing segment of B3;
  “NYSE” are to the New York Stock Exchange;
  “Oleoquímica” are to Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.;
  “Oxiteno” are to Oxiteno S.A. – Indústria e Comércio, our wholly-owned subsidiary and its subsidiaries that produce ethylene oxide and its principal derivatives, fatty alcohols and other specialty chemicals and were sold to Indorama on April 1, 2022. For more information see “Item 4.A. Information on the Company—History and Development of the Company—A.2. Discontinued Operations —Oxiteno;”
4

  “Oxiteno Andina” are to the business of Oxiteno that was carried out in Venezuela until October 2019. In October 2019, Oxiteno Andina was sold to a buyer in Venezuela;
  “Oxiteno Mexico” are to the business of Oxiteno carried out in Mexico;
  “Oxiteno Nordeste” are to Oxiteno Nordeste S.A. Indústria e Comércio, which was merged into Oxiteno in December 2019;
  “Oxiteno Uruguay” are to the business of Oxiteno carried out in Uruguay;
  “Oxiteno USA” are to the business of Oxiteno carried out in the United States;
  “Pague Menos” are to Empreendimentos Pague Menos S.A.;
  “Parth” are to Parth do Brasil Participações Ltda., an investment company controlled by Mrs. Daisy Igel’s family and owner of 8% of Ultrapar’s capital stock;
  “Pátria” are to Pátria Private Equity VI FIP Multiestratégia, an investment company and a shareholder of both Ultra S.A. and Ultrapar;
  “Petrobras” are to Petrobras – Petróleo Brasileiro S.A.;
  “Petrochemical Business” are to IQ, IPQ and IPQ’s stake in Copesul;
  “Porto Seguro” are to Porto Seguro S.A.;
  “PFIC” are to passive foreign investment company;
  “PIS and COFINS taxes” are to Programa de Integração Social (Integration Program Taxes) and Contribuição para o Financiamento da Securidade Social (Contribution for the Financing of Social Security Taxes), respectively;
  “Real”, “Reais” or “R$” are to Brazilian Reais, the official currency of Brazil;
  “Repsol” are to Repsol Gás Brasil S.A., a company that was acquired by Ultragaz in 2011 and was merged into Ultragaz in 2012;
  “RPR” are to Refinaria de Petróleo Riograndense S.A. (formerly Refinaria de Petróleo Ipiranga S.A.), a joint-venture owned by Petrobras, Braskem and Ultrapar;
  “SEC” are to the U.S. Securities and Exchange Commission;
  “Securities Act” are to the U.S. Securities Act of 1933, as amended;
  “Selic” are to the Brazilian base interest rate;
  “Share Exchange” are to the exchanges of RPR’s, DPPI’s and CBPI’s preferred shares and any remaining common shares for Ultrapar’s preferred shares in connection with the acquisition of Ipiranga Group;
  “Sindicom” are to the Brazilian association of fuel distributors;
  “Sindigás” are to the Brazilian association of LPG distributors;
  “Southern Distribution Business” are to Ipiranga Group’s fuel and lubricant distribution businesses located in the South and Southeast regions of Brazil and their related activities;
  “STF” are to Supremo Tribunal Federal, the Brazilian Supreme Federal Court;
  “SUDENE” are to Superintendência do Desenvolvimento do Nordeste, the development agency of the Northeast of Brazil;
  “TEAS” are to TEAS – Terminal Exportador de Álcool de Santos Ltda., a company acquired by Ultracargo in March 2018;
  “Temmar” are to Terminal Marítimo do Maranhão S.A., a company that was acquired by Ultracargo in 2012 and was merged into Ultracargo Logística in 2013;
  “Texaco” are to the Texaco-branded fuel marketing business in Brazil, previously carried-out by CBL and Galena, companies that were acquired by Ipiranga in 2009;
  “Tropical” are to Tropical Transportes Ipiranga Ltda.;
  “TRR” are to Retail Wholesale Resellers, specialized resellers in the fuel distribution;
  “Ultra S.A.” are to Ultra S.A. Participações, a holding company owned by members of the founding family and senior management of Ultrapar. Ultra S.A. is the largest shareholder of Ultrapar, holding 25% of its total capital stock;
5

  “Ultracargo” are to Ultracargo Operações Logísticas e Participações Ltda., our wholly owned subsidiary and its subsidiaries that provide storage, handling and logistics services for liquid bulk cargo;
  “Ultracargo Logística” are to Ultracargo Logística S.A., Ultracargo’s subsidiary that operates in the liquid bulk storage segment, formerly named Terminal Químico de Aratu S.A. - Tequimar;
  “Ultragaz” are to Companhia Ultragaz S.A. and all Ultrapar’s subsidiaries that operate in the distribution of LPG;
  “Ultrapar International” are to Ultrapar International S.A.;
  “União Terminais” are to União Terminais e Armazéns Gerais Ltda., a company that was merged into Ultracargo Logística in 2008;
  “União Vopak” are to União Vopak Armazéns Gerais Ltda., a joint-venture in which Ultracargo has a 50% stake;
  “Unipar” are to União das Indústrias Petroquímicas S.A.;
  “U.S. Holder” has the meaning given in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations”;
  “US$”, “dollar”, “dollars” or “U.S. dollars” are to the United States dollar;
  “Vibra” are to Vibra Energia S.A.;
  “2018 Shareholders’ Agreement” has the meaning given in “Item 4.A. Information on the Company—History and Development of the Company—Corporate Events”, “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders” and “Item 10.C. Additional Information—Material Contracts;” and
  “2020 Shareholders’ Agreement” has the meaning given in “Item 4.A. Information on the Company—History and Development of the Company—Corporate Events”, “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders” and “Item 10.C. Additional Information—Material Contracts.”

Unless otherwise specified, data related to (i) the Brazilian petrochemical industry included in this annual report were obtained from ABIQUIM, (ii) the LPG business were obtained from Sindigás and ANP, (iii) the fuel distribution business were obtained from IBP, Sindicom and ANP, (iv) the liquid bulk storage industry were obtained from ABTL, and (v) the retail pharmacy business were obtained from ABRAFARMA and IQVIA.

6

PRESENTATION OF FINANCIAL INFORMATION

Our consolidated financial statements included in Item 18 were prepared in accordance with IFRS as issued by the IASB and include our consolidated Statements of Financial Position, as of December 31, 2021 and 2020 and the related consolidated Statements of Profit or Loss, Comprehensive Income, Changes in Equity and Cash Flows for the years ended December 31, 2021, 2020 and 2019, as well as notes thereto.

There are no standards, amendments and interpretations to IFRS issued by IASB which are effective and could have a material impact in the financial statements for the periods ended on December 31, 2021 and 2020 that have not been adopted by the Company.

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

On December 31, 2021, the Company re-presented the businesses of Oxiteno and Extrafarma as current assets held for sale and discontinued operations. The comparative financial information for the years ended December 31, 2020 and 2019 were re-presented for consistency of presentation as shown in Note 3.c.3 to our consolidated financial statements.

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables and charts may not be an arithmetic aggregation of the figures that precede them.

Application of New SEC Regulations

In November 2020, the SEC issued a final rule under SEC Release No. 33-10890, “Management’s Discussion and Analysis, Selected Financial Data, and Supplementary Financial Information” (the “Final Rule”), whereby it amended certain SEC disclosure requirements to modernize, enhance and simplify financial statement disclosures required by Regulation S-K. Specifically, the rule eliminates the requirement for Selected Financial Data, streamlines the requirement to disclose Supplementary Financial Information, and amends rules related to the Management’s Discussion & Analysis of Financial Condition and Results of Operations (“MD&A”) to, among other things, eliminate the need for registrants to provide a tabular disclosure of contractual obligations. These amendments are intended to eliminate duplicative disclosures and modernize and enhance MD&A disclosures for the benefit of investors, while simplifying compliance efforts for registrants.

According to the SEC, all corresponding amendments are applicable to Private Foreign Issuers providing disclosure required by Form 20-F or Form 40-F, as the case may be.

The Final Rule became effective on February 10, 2021 and compliance is mandatory for any reports on fiscal years ending on or after August 9, 2021. As a result, we have applied the Final Rule where applicable to this Form 20-F.

Market share and economic information

All market share information, unless otherwise specified, related to (i) the LPG business was obtained from ANP, (ii) the fuel distribution business was obtained from IBP, Sindicom and ANP, (iii) the liquid bulk storage industry was obtained from ABTL and (iv) the retail pharmacy business was obtained from ABRAFARMA and IQVIA. Unless otherwise specified, all macroeconomic data are obtained from the Instituto Brasileiro de Geografia e Estatística—IBGE, Fundação Getulio Vargas—FGV and the Central Bank. Although we do not have any reason to believe any of this information is inaccurate in any material respect, we have not independently verified any such information.

Financial Information in U.S. Dollars

Solely for the convenience of the reader, we have translated some amounts included in this annual report from Reais into U.S. dollars using the commercial selling rate as reported by the Central Bank on December 31, 2021 of R$5.58 to US$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. Such translations should not be construed as representations that the Real amounts represent or have been or could be converted into U.S. dollars as of that or any other date.

7

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
  the political environment leading up to and eventual outcome of the 2022 presidential elections in Brazil;
  risks beyond our control, including geopolitical crises, natural disasters, epidemics or pandemics, cyber-attacks, acts of terrorism or other catastrophic events, including the economic, financial and business impacts of such events;
  uncertainty regarding the ongoing hostility between Russia and Ukraine and the related impact on global macroeconomic conditions as a result of such conflict;
  competition;
  ability to produce and deliver products on a timely basis;
  ability to anticipate trends in the LPG, fuels, logistics and retail pharmacy industries, including changes in capacity and industry price movements;
  changes in official regulations;
  receipt of official authorizations and licenses;
  political, economic and social events in Brazil and the other countries in which we have operations;
  access to sources of financing and our level of indebtedness;
  ability to integrate acquisitions;
  regulatory issues relating to acquisitions;
  instability and volatility in the financial markets;
  climate changes;
  availability of tax benefits; and
  other factors contained in this annual report under “Item 3.D. Key Information—Risk Factors.”

Forward-looking statements involve risks and uncertainties and are not a guarantee of future results. Considering the risks and uncertainties described above, the forward-looking events and circumstances discussed in this annual report might not occur and our future results may differ materially from those expressed in or suggested by these forward-looking statements.

8

PART I

ITEM 1.              IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.              OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.              KEY INFORMATION

  Selected Consolidated Financial Data

[Reserved]

B.     Capitalization and Indebtedness

Not applicable.

C.    Reasons for the Offer and Use of Proceeds

Not applicable.

D.    Risk Factors

Investing in our shares and ADSs involves a high degree of risk. You should carefully consider the risks described below and the other information contained in this annual report in evaluating an investment in our shares or ADSs. Our businesses, results of operations, cash flow, liquidity and financial condition could be harmed if any of these risks materializes and, as a result, the trading price of the shares or the ADSs could decline and you could lose a substantial part or even all your investment.

We have included information in these risk factors concerning Brazil based on information that is publicly available. Other risks that we do not presently know about or deem as immaterial could also cause adverse effects on our businesses, operations, financial condition and results of operations.

Summary of Risk Factors

Risks Relating to Ultrapar and Its Industries

  Petrobras is the main supplier of LPG and oil-based fuels in Brazil. Fuel and LPG distributors in Brazil, including Ipiranga and Ultragaz, have formal contracts with Petrobras for the supply of oil-derivatives. Any material delay or interruption in the supply of LPG or oil-based fuels from Petrobras would immediately affect Ultragaz or Ipiranga’s ability to provide LPG and oil-based fuels to their customers;
  Our businesses may be materially and adversely affected by the outbreak of communicable diseases, such as the ongoing COVID-19 pandemic, or other epidemics or pandemics;
  Intense competition is generally inherent to distribution markets, including the LPG, the fuel distribution and the retail pharmacy markets and may affect our operating margins;
  Anticompetitive practices in the fuel distribution sector may distort market prices;
  LPG and oil-based fuels compete with alternative sources of energy. Competition with and the development of alternative sources of energy in the future may adversely affect the LPG and oil-based fuels market;
  The Brazilian petrochemical industry is influenced by the performance of the international petrochemical industry and its cyclical behavior;
9

  The sale of Extrafarma might not be consummated, which could have an adverse effect on our businesses, operations, financial condition and results of operations;
  Regulatory, political, economic and social conditions could adversely impact our businesses and the market price of our securities;
  Our businesses would be materially adversely affected if operations at our transportation and distribution facilities experienced significant interruptions;
  We may be adversely affected by changes to specific laws and regulations in our operating sectors;
  We may be adversely affected by the imposition and enforcement of more stringent environmental laws and regulations, including as a result of rising climate change concerns, that may result in increased costs of operation and compliance, as well as a decrease in demand for our products;
  The production, storage and transportation of LPG, fuels and petrochemicals are inherently hazardous;
  Our level of indebtedness may require us to use a significant portion of our cash flow to service such indebtedness;
  Our insurance coverage may be insufficient to cover losses that we might incur;
  The suspension, cancellation or non-renewal of certain tax benefits may adversely affect our results of operations;
  No single shareholder or group of shareholders holds more than 50% of our capital stock, which may increase the opportunity for alliances between shareholders and other events that may occur as a result thereof;
  As a result of acquisitions, Ultrapar has assumed and may assume in the future certain liabilities related to the businesses acquired or to be acquired. Additionally, Ultrapar has assumed and may assume certain risks associated with acquisitions and divestments, including regulatory risks;
  Our founding family and part of our senior management, through their ownership interest in Ultra S.A. and Parth, own a significant portion of our shares and may influence the management, direction and policies of Ultrapar, including the outcome of any matter submitted to the vote of shareholders;
  Our status as a holding company may limit our ability to pay dividends on the shares and consequently, on the ADSs;
  Our governance and compliance processes may fail to prevent regulatory penalties and reputational harm; and
  Information technology failures, including those that affect the privacy and security of personal data, as a result of cyber-attacks or other causes, could adversely affect our businesses and the market price of our shares and ADSs.

Risks Relating to Brazil

  The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian political and economic conditions, including ongoing political instability and perceptions of these conditions in the international markets, could adversely affect our businesses and the market price of our shares and ADSs;
  Inflation and certain governmental measures to curb inflation, including as a result of the COVID-19 pandemic, may contribute significantly to economic uncertainty in Brazil and could harm our businesses and the market value of the ADSs and our shares;
  Exchange rate instability may adversely affect our financial condition, results of operations and the market price of the ADSs and our shares;
  Economic and market conditions in other countries, including in the United States and emerging market countries, may materially and adversely affect the Brazilian economy and, therefore, our financial condition and the market price of the shares and ADSs;
10

  Our businesses, financial condition and results of operations may be materially and adversely affected by a general economic downturn and by instability and volatility in the financial markets and commodity prices, including as a result of the conflict between Ukraine and Russia; and
  Holders of our ADSs may face difficulties in serving process on or enforcing judgments against us and other relevant persons.

Risks Relating to Our Common Shares and ADSs

  Asserting limited voting rights as a holder of ADSs may prove more difficult than for holders of our common shares;
  Holders of our shares or ADSs may not receive dividends;
  Holders of our shares may be unable to exercise preemptive rights with respect to the shares;
  If shareholders exchange ADSs for shares, they may lose certain foreign currency remittance and Brazilian tax advantages;
  Controls and restrictions on the remittance of foreign currency could negatively affect your ability to convert and remit dividends, distributions or the proceeds from the sale of our shares, Ultrapar’s capacity to make dividend payments to non-Brazilian investors and the market price of our shares and ADSs;
  Changes in Brazilian tax laws may have an adverse impact on the taxes applicable to a disposition of our ADSs;
  Substantial sales of our shares or our ADSs could cause the price of our shares or our ADSs to decrease; and
  There may be adverse U.S. federal income tax consequences to U.S. Holders if we are or become a PFIC under the Code.

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

Prior to 1995, Petrobras held a constitutional monopoly for the production and importation of petroleum products in Brazil. Although this constitutional monopoly was formally terminated pursuant to an amendment to the Brazilian constitution enacted in 1995, Petrobras effectively remains the main provider of LPG and oil-based fuels in Brazil. In 2021, Ultragaz and all other LPG distributors in Brazil purchased all or nearly all LPG from Petrobras. Ultragaz’s net revenue from sales and services represented 9% of our net revenue from sales and services for the year ended December 31, 2021. The procedures for ordering and purchasing LPG from Petrobras are generally common to all LPG distributors—including Ultragaz. For more details, see “Item 4.B. Information on the Company—Business Overview—Distribution of Liquefied Petroleum Gas—Ultragaz—Supply of LPG.”

With respect to fuel distribution, Petrobras also supplied the majority of Ipiranga and other distributors’ oil-based fuel requirements in 2021. Petrobras’ supply to Ipiranga is governed by an annual contract, under which the supply volume is established based on the volume purchased in the previous year. Ipiranga’s net revenue from sales and services represented 91% of our net revenue from sales and services for the year ended December 31, 2021. For further information, see “Item 4.B. Information on the Company—Business Overview—Fuel Distribution—Ipiranga—Supply of fuels.”

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

A novel strain of coronavirus, COVID-19, was first identified in China in December 2019 and became a global pandemic in March 2020. Our businesses were materially and adversely affected by the ongoing COVID-19 pandemic and may be materially and adversely affected by the outbreak of other communicable diseases, including epidemics and pandemics.

The COVID-19 pandemic has had a material impact on businesses around the world, including ours, and the economic and political environments in which businesses operate. There are several factors associated with the ongoing COVID-19 pandemic and its impact on global economies that could have a material adverse effect on our businesses, financial condition, results of operations, cash flows, prospects and the market price of our securities.

A number of countries, states or areas where we operate have implemented policies in response to the COVID-19 pandemic, including declaring states of emergency, implementing severe restrictions on the movement and activities of people and/or implementing restrictions on the operations of certain businesses. These restrictions are determined by the central or local governments of individual jurisdictions (including through the implementation of emergency powers) and impacts (including the timing of implementation and any subsequent lifting of restrictions) may vary from jurisdiction to jurisdiction. Restrictions on the movement of people and on businesses operations have a significant impact on economic activity in the relevant countries, states or areas and could adversely affect our operational capacity or productivity, could disrupt transportation networks and supply and distribution chains causing disruptions in our businesses operations, and could significantly reduce customer demand or result in unfavorable changes in consumer behavior. In addition, new governmental and regulatory actions and support measures taken in response to the COVID-19 outbreak may impose restrictions or obligations on our businesses and may limit management’s flexibility in managing our business.

The dissemination of COVID-19 made us change our businesses practices (including additional hygienic practices for workplaces and employees, and canceling in-person meetings, events and conferences) during the pandemic. In addition, we also created a crisis committee to identify and monitor the main developments and risks relating to COVID-19 and to adopt preventive and emergency measures to reduce their effects. We may take additional actions, as required by government authorities or as determined by management, considering the best interests of our employees, customers and business partners. We cannot guarantee that these measures will be sufficient to mitigate the risks posed by the pandemic or that they will meet the demands of government authorities.

The COVID-19 pandemic has caused disruption to our customers, suppliers, personnel and resellers in Brazil and in all other countries in which we operate. Nonetheless, pursuant to Federal Decree No. 10,282/20, which was issued in the context of Federal Law No. 13,979/20, the activities of the subsidiaries of Ultrapar were considered essential during the ongoing COVID-19 pandemic. As a result, our subsidiaries have continued to operate and have ensured a continuous supply of their products and services to their clients. However, we cannot assure that our subsidiaries will not be impacted by external factors, such as the limitation of access by our subsidiaries to operational inputs, clients, and financial resources. We also cannot assure that the current legal framework will not be altered. If it happens, all or some of our subsidiaries' activities may no longer be considered essential and might be subject to restrictions that could materially affect the results of our operations and businesses.

In addition, the COVID-19 pandemic has affected business and economic sentiment, causing significant volatility in global markets and affecting the outlook of the economy of Brazil and of the other countries in which we operate. Such affects include significant volatility in the price of crude oil, the price of LPG and the price of other commodities, as well as significant volatility in foreign exchange rates, borrowing costs and the availability of credit. The COVID-19 pandemic has led to a weakening in gross domestic product in several countries around the world, including in the countries in which we operate.

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

New variants and mutations of the virus that causes COVID-19 have emerged in different countries, including in Brazil. Events like new waves of mutated coronavirus can add even more uncertainty to the economic scenario, rapidly changing predictions and forecasts. In addition, we cannot predict the potential severity of the economic downturn or recession and we cannot predict the post-crisis recovery environment which, from a commercial, economic, political, regulatory and risk perspective, could be significantly different to past crises and could persist for a prolonged period. The extent to which the COVID-19 outbreak will affect our businesses, financial condition, results of operations or cash flows will depend on present and future developments, which are highly uncertain and unpredictable. These developments include, among others, the duration and geographic distribution of the outbreak and new waves, its severity, actions to contain the virus or minimize its impact, and how quickly and to what extent normal economic and operational conditions can be resumed. Even after containing the outbreak of COVID-19, our businesses may continue to suffer adverse and material impacts due to the global or regional economic impact, including recession and economic slowdown, which may affect the purchasing power of our customers.

The implemented measures of social distancing, restrictions on the mobility of people and the operation of certain businesses due to the COVID-19 pandemic affected economic activity in Brazil over the last two years; however, these negative impacts have been mitigated as local governments gradually lift such restrictions in response to the increase in COVID-19 vaccinations. No significant effects were observed on the operations of the Company and its subsidiaries in the year ended December 31, 2021.

Still, we cannot predict to what extent the financial information, after December 31, 2021, may be affected by the commercial, operational and financial impacts of the pandemic, because it will depend on its duration and the impacts on economic activities, as well as government, and businesses in response to the crisis. In this context, some financial risk assessments, projections and impairment tests, in connection with the preparation of these financial statements, may be impacted by the pandemic, and may adversely affect the financial position of the Company and its subsidiaries. In addition, the increased volatility in financial markets may impact our financial results where a fair value approach is required.

As there are no comparable recent events that can provide us with guidance regarding the effect of a severe global pandemic, we cannot predict the final impact of the COVID-19 outbreak. Finally, the impact of the COVID-19 pandemic can also precipitate or exacerbate the other risks described in this annual report.

For the impact of ongoing COVID-19 pandemic on our results and operations in 2021 see “Item 5.A. Operating and Financial Review and Prospects— Operating Results—Impact of ongoing COVID-19 pandemic”, and other risk factors included herein and “—Trend Information” below.

Intense competition is generally inherent to distribution markets, including the LPG, the fuel distribution and the retail pharmacy markets and may affect our operating margins.

The Brazilian LPG market is very competitive in all segments — residential, commercial and industrial. Intense competition in the LPG distribution market could lead to lower sales volumes and increased marketing expenses, which may have a material adverse effect on our operating margins. See “Item 4.B. Information on the Company—Business Overview—Distribution of Liquefied Petroleum Gas—Industry and Regulatory Overview—The role of Petrobras” and “Item 4.B. Information on the Company—Business Overview—Distribution of Liquefied Petroleum Gas—Ultragaz—Competition.”

The Brazilian fuel distribution market is highly competitive as well, in both retail and wholesale segments, with companies with significant resources participating in the Brazilian fuel distribution market. Furthermore, small, local and regional distributors, as well as some important international players have increased their market share in recent years. Intense competition in the fuel distribution market could lead to lower sales volumes and increased marketing expenses, which may have a material adverse effect on our operating margins. See “Item 4.B. Information on the Company—Business Overview—Fuel Distribution—Industry and Regulatory Overview—The role of Petrobras” and “Item 4.B. Information on the Company—Business Overview—Fuel Distribution—Ipiranga—Competition.”

Likewise, the Brazilian drugstore market is highly competitive. Extrafarma competes with national, regional and local drugstore chains, independent drugstores, prescription-only pharmacies, internet purveyors of pharmaceutical and beauty products, and other retailers such as supermarkets, beauty products’ stores and convenience stores. In addition, new retailers may enter the market and compete with us. Competition in the retail pharmacy market is shaped by a variety of factors, such as location, range of products, advertising, commercial practices, prices, quality of services and strength of brand name, among others. If we are unable to anticipate, predict and meet the preferences of our customers, we may lose revenue and market share to our competitors.

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

The international petrochemical market is cyclical by nature, with alternating periods typically characterized by tight supply, increased prices and high margins, or by overcapacity, declining prices and low margins. The decrease in Brazilian import tariffs on petrochemical products, the increase in demand for such products in Brazil, and the ongoing integration of regional and world markets for commodities have contributed to the increasing integration of the Brazilian petrochemical industry into the international petrochemical marketplace. In addition, to the extent that Petrobras' price adjustment policy is aligned with international market price variation, those variations are relevant for the Brazilian petrochemical industry. Consequently, events affecting the petrochemical industry worldwide, including the escalating military tension between Russia and Ukraine, could have a material adverse effect on our business, financial condition and results of operations.

The sale of Extrafarma might not be consummated, which could have an adverse effect on our businesses, operations, financial condition and results of operations.

On May 18, 2021, Ultrapar entered into a share purchase and sale agreement ("SPA") for the sale of all of its shares in Extrafarma to Pague Menos for a total sale price of R$700 million, subject to certain adjustments due mainly to changes in working capital and Extrafarma’s net debt position on the closing date of the transaction, as provided in the SPA. The completion of the transaction is subject to usual conditions precedent, including the approval by Brazilian antitrust authority. If we fail to meet any of the conditions precedent set forth in the SPA, including the aforementioned antitrust approval, and the fulfillment of any such conditions precedent are not waived (if applicable) by Pague Menos, we would not be able to consummate the transaction. Consequently, we would not receive the proposed purchase price in connection with such sale, which could have an adverse effect on our businesses, operations, financial condition or results of operations. Additionally, we have incurred in significant costs, expenses, and fees for professional services and other transaction costs in connection with the sale of Extrafarma and we will have to pay such costs, expenses and fees even if the transaction is not completed. For more information, see “Item 4.A. Information on the Company—History and Development of the Company—A.2. Discontinued Operations—Extrafarma” and “Item 4.A. Information on the Company—History and Development of the Company—Recent Developments—Investitures and Divestitures.”

Regulatory, political, economic and social conditions could adversely impact our businesses and the market price of our securities.

Our financial and operational performance may be negatively affected by regulatory, political, economic and social conditions. In some of these jurisdictions, we are exposed to various risks such as potential renegotiation, nullification or forced modification of existing contracts, expropriation or nationalization of property, foreign exchange controls, changes in local laws, regulations and policies, trade controls and tariffs, global trade uncertainties and political instability. Furthermore, we operate in labor-intensive industries that are subject to the effects of instabilities in the labor market, including strikes, work stoppages, protests and changes in employment regulations, increases in wages and the conditions of collective bargaining agreements that, individually or in the aggregate, could have a material adverse effect on our results. The industries in which we operate have experienced these types of instabilities in the past and we cannot assure that these instabilities will not occur again.

Actual or potential political or social changes and changes in economic policy may undermine investor confidence, which may hamper investment and thereby reduce economic growth, and otherwise may adversely affect the economic and other conditions under which we operate in ways that could have a materially negative effect on our businesses.

We are also exposed to risks relating to the ongoing COVID-19 pandemic and the regulatory, political, economic and social impacts of that outbreak. See “—Our businesses may be materially and adversely affected by the outbreak of communicable diseases, such as the ongoing COVID-19 pandemic, or other epidemics or pandemics.”

Our businesses would be materially adversely affected if operations at our transportation and distribution facilities experienced significant interruptions.

The distribution of LPG, fuels and pharmaceutical products is subject to inherent risks, including interruptions or disturbances in the distribution system which may be caused by accidents or force majeure events, including the ongoing COVID-19 pandemic. Our operations are dependent upon the uninterrupted operation of our terminals, storage and distribution facilities and various means of transportation. We are also dependent upon the uninterrupted operation of certain facilities owned or operated by our suppliers. Operations at our facilities and at the facilities owned or operated by our suppliers could be partially or completely shut down, temporarily or permanently, as the result of any number of circumstances that are not within our control, such as:

  catastrophic events, including hurricanes and floods;
  social and economic conflicts, such as terrorist events and wars, including the escalating military tension between Russia and Ukraine;
  epidemics and pandemics, such as the ongoing COVID-19 pandemic (see “—Our businesses may be materially and adversely affected by the outbreak of communicable diseases, such as the ongoing COVID-19 pandemic, or other epidemics or pandemics”);
  environmental matters (including environmental licensing processes or environmental incidents, contamination, and others);
  labor difficulties (including work stoppages, strikes and other events); and
  disruptions in our means of transportation, affecting the supply of our products.

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

We are subject to extensive federal and state legislation and regulation by government agencies responsible for the implementation of environmental and health laws and policies in Brazil. Companies like ours are required to obtain licenses for their manufacturing facilities from environmental authorities which may also regulate their operations by prescribing specific environmental standards in their operating licenses. Environmental regulations apply particularly to the discharge, handling and disposal of gaseous, liquid and solid products and by-products from manufacturing activities.

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

If we do not invest in researching and developing new, less carbon intensive solutions and adapt our operating structure to operate on cleaner energy sources, we may incur greater compliance and operating costs than other companies in the markets in which we operate, which may have an adverse effect on our competitiveness and revenues.

Furthermore, if we are perceived to be in violation of environmental laws and regulations, we may face reputational harm before consumers, our B2B customers, investors, the communities in which we operate and other stakeholders, which may adversely affect our access to capital, revenues and capacity to obtain the licenses we need to perform our operations.

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

As of December 31, 2021, our consolidated debt was R$16,377.6 million (US$2,934.8 million) and our net cash provided by operating activities from continuing operations totaled R$1,603.4 million (US$287.3 million). The level and composition of our indebtedness could have significant consequences for us, including requiring a portion of our cash flow from operations to be committed to the payment of principal and interest on our indebtedness, thereby reducing the available cash to finance our working capital and investments.

Our insurance coverage may be insufficient to cover losses that we might incur.

The operation of any chemical manufacturing plant and the specialized distribution and retail, as well as the operations of logistics of oil, LPG, fuels and pharmaceuticals distribution involve substantial risks of property damage and personal injury and may result in material costs and liabilities. Although we maintain insurance policies, the occurrence of losses or other liabilities that are not covered by insurance or that exceed the limits of our insurance coverage could result in significant unexpected additional costs.

The suspension, cancellation or non-renewal of certain tax benefits may adversely affect our results of operations.

Currently, we are entitled to tax benefits providing for income tax reduction for our activities in the Northeast region of Brazil, subject to certain conditions. Conversely, if the corresponding tax authorities understand that we have not complied with any of the tax benefit requirements or if the current tax programs from which we benefit are modified, suspended, cancelled, not renewed or renewed under terms that are substantially less favorable than expected, we may become liable for the payment of related taxes at the full tax rates and our results of operations may be adversely affected. Income tax exemptions amounted to R$110.9 million, R$83.9 million and R$43.2 million, for the years ended December 31, 2021, 2020 and 2019, respectively. See “Item 4.B. Information on the Company—Business Overview—Distribution of Liquefied Petroleum Gas—Ultragaz—Income tax exemption status”, “Item 4.B. Information on the Company—Business Overview—Petrochemicals and Chemicals—Oxiteno—Income tax exemption status” and “Item 4.B. Information on the Company—Business Overview—Storage services for liquid bulk —Ultracargo—Income tax exemption status.”

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

As a result of acquisitions, Ultrapar has assumed and may assume in the future certain liabilities related to the businesses acquired or to be acquired. Additionally, Ultrapar has assumed and may assume certain risks associated with acquisitions and divestments, including regulatory risks.

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

In addition, Ultrapar is subject to risks relating to acquisitions and divestments that it enters into from time to time. Such risks include that the approval of such transactions may ultimately be refused by the relevant regulatory bodies, including CADE. See “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.”

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

Although there is no controlling shareholder of Ultrapar, our founding family and part of our senior management, through their ownership interest in Ultra S.A., beneficially own 25% of our outstanding common stock. Ultra S.A., together with Parth, another branch of the Igel family, entered into a shareholders’ agreement on May 2, 2018 relating to their Ultrapar shares. On August 18, 2020, Ultra S.A. and Parth entered into the 2020 Shareholders’ Agreement to include Pátria, in its capacity as Ultra S.A.'s shareholder then holding a 20% stake in Ultra S.A.'s capital stock, as consenting intervening party, therefore bound by the provisions of the 2020 Shareholders' Agreement. The 2020 Shareholders’ Agreement replaced the 2018 Shareholders’ Agreement in its entirety, and the terms and conditions remain substantially the same of the latter. On September 28, 2021, Ultra S.A. informed the Company that Mr. Marcos Marinho Lutz, our Chief Executive Officer, became a shareholder of Ultra S.A., holding 2.4% of its capital stock, and also became a consenting intervening party of the 2020 Shareholders’ Agreement. As of December 31, 2021, the 2020 Shareholders' Agreement binded a total of shares representing 34.7% of the Company’s capital stock.

See “Item 4.A. Information on the Company—History and Development of the Company”, “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders’ Agreements” and “Exhibit 2.12—2020 Shareholders’ Agreement, dated as of August 18, 2020.” Accordingly, these shareholders, acting together through Ultra S.A. and Parth, may exercise significant influence over all matters requiring shareholder approval, including the election of our directors.

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

In addition, the concentration of processes in shared services centers means that any technology disruption could impact a large portion of our businesses within the operating regions we serve. Any transitions of processes to, from or within shared services centers as well as other transformational projects, could lead to business disruptions. If we do not allocate, and effectively manage, the resources necessary to build and sustain the proper technology infrastructure, we could be subject to transaction errors, processing inefficiencies, loss of customers, operations disruptions, or the loss of or damage to intellectual property caused by security breach. As with all information technology systems, our system could also be penetrated by outside parties with the purpose of extracting information, corrupting information or disrupting business processes.

In Brazil, we are subject to laws and regulations relating to data protection and data privacy, including Brazilian Law No. 13,709 (LGPD). LGPD, which came into force in September 2020, except for its administrative sanctions (Articles 52, 53 and 54), which came into force on August 1, 2021, pursuant to Law No. 14,010, sets out the rights of data holders and, among others, creates a legal framework for the processing of personal data. LGPD requires mandatory breach notification in case of relevant risk or damage to the data holder and authorizes regulatory investigations that could lead to fines and other sanctions in case of non-compliance. To date, we are not aware of any ongoing regulatory investigations affecting us. However, we cannot assure that we will not be subject to any such investigations and any resulting sanctions in the future, should any breaches take place.

LGPD, as well as any other changes to existing personal data protection laws, may subject us to, among other measures, additional costs and expenses, which would require costly changes to our businesses practices and security systems, policies, procedures and practices.

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

We have implemented security measures to protect our databases and prevent cyberattacks, thereby reducing risks of exposure to data breaches and IT security incidents and we have adopted various actions aiming to minimize potential technology disruptions, such as tools, controls and procedures in the management and monitoring of internal and perimeter security, periodic analysis of vulnerabilities, an information security and cybersecurity awareness program, contingency plans for critical processes, a secondary environment for physical disaster recovery and respective periodic tests, tools for continuous monitoring and correlation of events, a dedicated team responsible for maintaining and continuously improving the information security management system, incident response plans and other best practices and tools, but all of these protections may be compromised as a result of third-party security breaches, burglaries, cyberattack, errors by employees or employees of third-party vendors, contractors, misappropriation of data by employees, vendors or unaffiliated third parties, or other irregularities that may result in persons obtaining unauthorized access to company data or otherwise disrupting our business.

For example, on January 11, 2021, an unauthorized party disrupted access to our IT systems, which caused a temporary interruption to our operations and resulted in the theft of certain proprietary data. On January 14, 2021, we began restoring the systems that were affected by this incident, consistent with our cybersecurity guidelines and policies. All critical information systems of the Company and its subsidiaries have been fully operational since February 2021. For further information, see Note 1.b to our consolidated financial statements.

As of the date of this annual report, the Company does not carry insurance against cyber incidents. Therefore, similar interruptions, data breaches or any noncompliance with LGPD could have an adverse effect on our businesses, reputation, results of operations, cash flows or financial condition, or result in proceedings or actions against us, including the imposition of fines.

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

  currency fluctuations;
  inflation;
  interest rates;
  exchange rate policies;
  liquidity available in the domestic capital, credit and financial markets;
  oil and gas sector regulations, including price policies;
  petrochemical and chemical sectors regulations;
  retail pharmacy business regulations;
  payment business regulations;
  the impact of epidemics and pandemics, such as the ongoing COVID-19 pandemic;
  price instability;
  social and political instability;
  energy and water shortages and rationing;
  liquidity of domestic capital and lending markets;
  fiscal policy; and
  other political, economic, social, trade and diplomatic developments in or affecting Brazil.

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

Furthermore, President Bolsonaro has been criticized both in Brazil and internationally, with the destabilizing effects of the COVID-19 pandemic increasing political uncertainty and instability in Brazil, particularly after the departure of several high-ranked federal ministers and the allegations of corruption against President Bolsonaro. As of the date of this 20-F, President Bolsonaro is under investigation by the Brazilian Supreme Court for potential misconduct, as alleged by former Minister of Justice, Sergio Moro. In addition, in April 2021, the Brazilian Congress has launched a Parliamentary Inquiry Commission (Comissão Parlamentar de Inquérito, or “CPI”) to investigate the government’s management of the COVID-19 pandemic. The CPI investigated, among other things, alleged failures to impose lockdowns or promote social distancing, the successive removals of health ministers amid the pandemic, and the promotion of unproven drugs in treating COVID-19. Upon completion of the congressional investigation, a final report was approved on October 26, 2021 recommending President Bolsonaro to be indicted for nine crimes related to his handling of the COVID-19 pandemic, including crimes against humanity. The congressional report could lead to criminal charges or trigger an impeachment proceeding. Any resulting consequences of these investigations could have material adverse effects on the political and economic environment in Brazil, as well as on businesses operating in Brazil, including us.

In February 2021, President Bolsonaro moved to replace the then-CEO of state-controlled Petrobras with the army general, Joaquim Silva e Luna, suggesting a more interventionist government agenda, which had an adverse effect on Brazilian capital markets. In March, 2022, Mr. Luna was ousted by President Bolsonaro in a stand-off over fuel prices. To replace him, president Bolsonaro nominated José Mauro Coelho, who was elected on April 14, 2022, for a one-year term, becoming Petrobras’s third CEO in just over a year. More recently, President Bolsonaro’s ongoing criticism of Brazil’s electronic voting system and the judiciary for investigations involving his supporters for allegedly financing, organizing or inciting violence or anti-democratic acts, or disseminating false information, contributed to heightened tensions with the Brazilian Supreme Court.

The potential outcome of these and other matters is uncertain, but they have already had a negative impact on the market general perception regarding the Brazilian economy and have adversely affected and may continue to affect our businesses, financial condition and results of operations, as well as the market price of our common shares. We cannot predict whether the ongoing investigations, including those involving President Jair Bolsonaro, will lead to further political and economic instability, nor whether new allegations against government officials and executives and/or private companies will emerge in the future. We are also unable to foresee the results of these investigations, nor the impact on the Brazilian economy or the Brazilian stock market.

In addition, general elections in Brazil, including to elect the president, are scheduled to be held in October 2022. Historically, election years in Brazil, especially presidential ones, are marked by political uncertainty which generates greater instability and volatility in the Brazilian economic and political scenario. Moreover, in March 2021, the Brazilian Supreme Court overturned criminal convictions and restored former President Luiz Inácio Lula da Silva’s political rights, allowing him to run in the upcoming presidential election, adding more uncertainty to the Brazilian political landscape. The outcome of the upcoming presidential election, as well as its impacts on the Brazilian economy, are uncertain and may adversely affect our operations, financial results, and the trading price of our shares.

Moreover, the Brazilian government may be subject to internal pressure to change its current macroeconomic policies in order to achieve higher rates of economic growth. Prior to the COVID-19 pandemic, Brazil was just emerging from a prolonged recession and a period of slow recovery, with only meager GDP growth in 2017, 2018 and 2019. Brazil’s incipient economic recovery in 2020 was torpedoed with the onset of the COVID-19 pandemic and governmental measures in relation thereto, all of which have introduced an additional level of economic and political uncertainty. These dynamics further impacted the start of 2021 which, as restrictions were gradually lifted and government stimulus reduced, amplified the uncertainty by adding volatility to the market through accelerated inflation and higher Selic rates in Brazil.

Brazil’s federal budget has been in deficit since 2014. Similarly, the governments of Brazil’s constituent states are also facing fiscal concerns due to their high debt burdens, declining revenues and inflexible expenditures. The Brazilian Congress has approved a ceiling on government spending that limits primary public expenditure growth to the prior year’s inflation for a period of at least 10 years. In 2019, Congress approved the reform of Brazil’s pension system, which is expected to contribute towards complying with the spending limit. However, discussions in the Brazilian Congress relating to a tax and an administrative reform remain ongoing as of the date of this annual report. In addition, governmental responses to the ongoing COVID-19 pandemic may have significant effect on the fiscal position in Brazil, including reduced tax revenue and increased governmental spending to combat COVID-19 and its impacts. The Brazilian Congress has approved a legislative decree that recognizes the state of public calamity in Brazil due to the COVID-19 pandemic and such state of calamity was effective until December 31, 2020. Due to the state of public calamity, the government was not required to meet the fiscal primary balance target for 2020. In addition, a constitutional amendment has been approved by the Congress to allow the separation of expenses incurred to combat COVID-19 from the budget of the Federal Government, creating an extraordinary regime to allow the increase in public expenditures during the ongoing COVID-19 pandemic without the constitutional barriers that currently restrict federal spending. The proposed constitutional amendment exempts the Federal Government from the so-called fiscal “golden rule” of balancing the budget through the end of 2020. Moreover, on December 8, 2022, the Congress passed another amendment to the Brazilian Constitution (the so-called “PEC dos Precatórios”), which eases certain rules related to the payment of “precatórios” in Brazil (judicial payment orders related to debts owed by the federal treasury and other federal governmental entites in Brazil) to release part of the Federal Government Budget for 2022, which will be used finance a new social program launched by President Bolsonaro ahead of his 2022 re-election campaign. Recently, proposals under consideration may also include significant financial support to the budgets of states and municipalities, further increasing government spending, which is expected to further increase the fiscal deficit in Brazil.

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

Inflation and certain governmental measures to curb inflation, including as a result of the COVID-19 pandemic, may contribute significantly to economic uncertainty in Brazil and could harm our businesses and the market value of the ADSs and our shares.

In the past, Brazil has experienced extremely high rates of inflation. Inflation and some of the Brazilian government’s measures taken in an attempt to curb inflation have had significant negative effects on the Brazilian economy. Since the introduction of the Real in 1994, Brazil’s inflation rate has been substantially lower than that in previous periods. However, during the recent past, the economy has experienced increasing inflation rates and actions taken in an effort to curb inflation, coupled with economic and political impacts derived from COVID-19 crisis and speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. According to the Índice Geral de Preços-Mercado, or IGP-M, an inflation index, the Brazilian general price inflation rates were 17.8% in 2021, 23.1% in 2020 and 7.3% in 2019. According to the Índice Nacional de Preços ao Consumidor Amplo, or IPCA, an inflation index to which Brazilian government’s inflation targets are linked, inflation in Brazil was 10.1% in 2021, 4.5% in 2020 and 4.3% in 2019. Brazil may experience high levels of inflation in the future. Our operating expenses are substantially in Reais and tend to increase with Brazilian inflation. Inflationary pressures due to low interest rates and exchange rate depreciation may also hinder our ability to access foreign financial markets or may lead to further government intervention in the economy, including the introduction of government policies that could harm our businesses or adversely affect the market value of our shares and, as a result, our ADSs.

Exchange rate instability may adversely affect our financial condition, results of operations and the market price of the ADSs and our shares.

Although a substantial portion of our sales is denominated in Reais, a significant portion of the products that we distribute, including LPG and fuel, have prices linked to commodity prices denominated in U.S. dollars. Therefore, we are exposed to foreign exchange rate risks that could materially adversely affect our businesses, financial condition and results of operations as well as our capacity to service our debt. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

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

In 2017, the Real depreciated 2% against the U.S. dollar reflecting the continued political instability and deterioration of the expectation of the pension reform approval, despite the slight improvement in the Brazilian macroeconomic scenario. In 2018, the Real depreciated 17%, pressured mainly by the global instability, result of economic crises in developed countries and the increase of interest rates by the Federal Reserve System in the United States. The domestic scenario, characterized by political instability due to the presidential election and the slow progress of fiscal and pension reforms, also influenced the Real depreciation during the year. In 2019, the Brazilian Central Bank reduced the interest rate to boost economic momentum after indications of low inflation. The reduction in interest rates, along with geopolitical instability – mainly the commercial conflict between the United States and China, led to pressures on the Real exchange rate in 2019. Despite the pension reform approval by the Brazilian Congress and other events that caused periods of appreciation during the year, the Real depreciated 4% against the U.S. dollar in 2019. In 2020, the Real depreciated 29% against the U.S. dollar, mainly due to the low interest rate environment in Brazil coupled with local and international market conditions, including the economic, political and other impacts of the ongoing COVID-19 pandemic. In 2021, the Real depreciated 7% against the U.S. dollar, mainly due to the slow recovery of Brazil from the economic downturn, the increase in global inflation and fiscal risks in the country. From December 31, 2021 to April 22, 2022, the Real appreciated 15% against the U.S. dollar.

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

In 2019, 2020 and 2021, the Brazilian market remained volatile due to, among other factors, uncertainties about the increasing risk aversion to emerging market countries, and the uncertainties regarding Brazilian macroeconomic and political conditions. These uncertainties adversely affected us and the market value of our securities. In addition, we continue to be exposed to disruptions and volatility in the global financial markets because of their effects on the financial and economic environment, particularly in Brazil, such as a slowdown in the economy, an increase in the unemployment rate, a decrease in the purchasing power of consumers and the lack of credit availability. In addition, since the beginning of 2020, the ongoing COVID-19 pandemic has resulted in significant financial market volatility and uncertainty around the globe. See “Our businesses may be materially and adversely affected by the outbreak of communicable diseases, such as the ongoing COVID-19 pandemic, or other epidemics or pandemics.”

Disruption or volatility in the global financial markets, including as a result of the military conflict between Russia and Ukraine, could further increase negative effects on the financial and economic environment in Brazil, which could have a material adverse effect on our businesses, results of operations and financial condition.

Our businesses, financial condition and results of operations may be materially and adversely affected by a general economic downturn and by instability and volatility in the financial markets, including as a result of the conflict between Ukraine and Russia.

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

On February 24, 2022, a full-scale military invasion of Ukraine by Russian troops was reported. Since then, global markets have been experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between these countries. Although the length and impact of the ongoing military conflict are highly unpredictable, the conflict in Ukraine has led and could further lead to market disruptions, including significant volatility in commodity prices, including crude oil and natural gas, which could impact the prices of LPG and oil-based fuel, and demand in the markets in which we operate. Additionally, governments in the United States and many other countries have imposed economic sanctions on certain Russian individuals, including politicians, and Russian corporate and banking entities. These sanctions, or even the threat of further sanctions, could result in Russia taking countermeasures or retaliatory actions which may lead to further market disruptions and an increase in crude oil and natural gas prices globally, which could negatively impact our businesses and operations.

Moreover, an eventual new global financial crisis could have a negative impact on our cost of borrowing and on our ability to obtain future borrowings. The disruptions in the financial markets could also lead to a reduction in available trade credit due to counterparties’ liquidity concerns. If we experience a decrease in demand for our products or an increase in delinquencies in our accounts receivable, or if we are unable to obtain borrowings our businesses, financial condition and results of operations could be materially adversely affected.

Additionally, the rapid escalation of COVID-19 pandemic across the world since the beginning of 2020 has had, and can continue to have, a number of negative impacts on our businesses, financial condition and results of operations. See “—Our businesses may be materially and adversely affected by the outbreak of communicable diseases, such as the ongoing COVID-19 pandemic, or other epidemics or pandemics.”

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

Under our bylaws, unless otherwise proposed by the Board of Directors and approved by the voting shareholders at our annual shareholders’ meeting, we must generally pay our shareholders a mandatory distribution equal to at least 25% of our adjusted net profit, after the allocation of 5% of the net profit to the legal reserve. However, our net income may be used to increase our capital stock, used to set off losses and/or otherwise retained in accordance with the Brazilian Corporate Law and may not be available for the payment of dividends, including in the form of interest on shareholders’ equity. Therefore, whether you receive a dividend or not depends on the amount of the mandatory distribution, if any, and whether the Board of Directors and the voting shareholders exercise their discretion to suspend these payments. See “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Dividends and Distribution Policy—Dividend Policy” for a more detailed discussion of mandatory distributions.

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

According to Article 26 of Brazilian Law No. 10,833/2003, if a holder not deemed to be domiciled in Brazil for Brazilian tax and regulatory purposes, or a Non-Brazilian Holder, disposes of assets located in Brazil, the transaction will be subject to taxation in Brazil, even if such disposition occurs outside Brazil or if such disposition is made to another Non-Brazilian Holder. A disposition of our ADSs involves the disposal of a non-Brazilian asset, which in principle should not be subject to taxation in Brazil. Nevertheless, in the event that the disposal of assets is interpreted to include a disposal of our ADSs, this tax law could result in the imposition of the withholding income tax on a disposal of our ADSs between non-residents of Brazil. See “Item 10.E. Additional Information—Taxation—Brazilian Tax Consequences—Taxation of Gains.”

Substantial sales of our shares or our ADSs could cause the price of our shares or our ADSs to decrease.

The shareholders of Ultra S.A. and Parth, which together own 34.7% of our outstanding shares, have the right to exchange their shares of Ultra S.A. and Parth for shares of Ultrapar and freely trade them in the market as more fully described under “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders’ Agreements.” Other shareholders, who may freely sell their respective shares, hold a substantial portion of our remaining shares. A sale of a significant number of shares could negatively affect the market value of the shares and ADSs. The market price of our shares and the ADSs could drop significantly if the holders of shares or the ADSs sell them or the market perceives that they intend to sell them.

There may be adverse U.S. federal income tax consequences to U.S. Holders if we are or become a PFIC under the Code.

If we were characterized as a PFIC, in any year during which a U.S. Holder holds our shares or ADSs, certain adverse U.S. federal tax income consequences could apply to that person. Based on the manner in which we currently operate our businesses, the projected composition of our income and valuation of our assets, and the current interpretation of the PFIC rules, including the Commodity Exception, we do not believe that we were a PFIC in 2021 and we do not expect to be a PFIC in the foreseeable future. However, because PFIC classification is a factual determination made annually and is subject to change and differing interpretations, there can be no assurance that we will not be considered a PFIC for the current taxable year or any subsequent taxable year. U.S. Holders should carefully read “Item 10.E. Additional Information — Taxation — U.S. Federal Income Tax Considerations” for a description of the PFIC rules and consult their tax advisors regarding the likelihood and consequences of us being treated as a PFIC for U.S. federal income tax purposes.

ITEM 4.              INFORMATION ON THE COMPANY

A.              History and Development of the Company

We were incorporated on December 20, 1953, with our origins dating back to 1937, when Ernesto Igel founded Ultragaz and pioneered the use of LPG as cooking gas in Brazil, using bottles acquired from Companhia Zeppelin. The gas stove began to replace the traditional wood stove, and to a lesser degree, kerosene and coal, which dominated Brazilian kitchens at the time. Since then, Ultrapar has become one of the largest business groups in Brazil. As of December 31, 2021, Ultrapar owned the following main businesses: Ipiranga, Ultragaz and Ultracargo (energy and infrastructure), abastece aí (digital payments), Oxiteno (specialty chemicals), and Extrafarma (retail pharmacy), the last two of which are re-presented as discontinued operations.

We are currently in the process of completing the review of our businesses portfolio, seeking greater complementarity and synergies in our operations within the energy and infrastructure sectors in Brazil, through Ipiranga, Ultragaz and Ultracargo. As a result of this reformulation, we have decided to discontinue the Oxiteno and Extrafarma operations to focus on strengthening and expanding its energy and infrastructure operations.

Ultrapar is incorporated under the laws of Brazil. Our main executive office is located at Brigadeiro Luis Antônio Avenue, 1343, 9th Floor, 01317-910, São Paulo, SP, Brazil. Our telephone number is +55 (11) 3177 7014. Our internet website address is http://ri.ultra.com.br. Unless expressly incorporated by reference into this annual report, including the exhibits and schedules filed herewith, the contents of our website are not incorporated by reference into this annual report. Our agent for service of process in the United States is C.T. Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

Below we describe our main continuing and discontinued operations.

A.1. Continuing Operations

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

In the past few years, Ultragaz undertook a comprehensive review of its business strategy, positioning itself as a diverse and innovative company, and using its experience, knowledge and reliability of its processes, products and services to create and offer energy solutions that meet its clients' needs. This strategy shift was illustrated through the redefinition of Ultragaz’s business motto in order to make it broader, inspirational and more suitable to the Company’s goals. Ultragaz’s new motto is: “we use our energy to change people’s lives.”

Ultracargo

In the decade of 1960, the market demand for high-quality and safe transportation services led to our entrance in the transportation of chemicals, petrochemicals and LPG segment. In 1978, Ultracargo Logística (formerly Terminal Químico de Aratu S.A. – Tequimar) was founded for the purpose of operating the terminals business. Later, it was acquired by Ultracargo, which is currently the largest independent provider of liquid bulk storage in Brazil.

In 2005, Ultracargo started up a new terminal in Santos, its second port terminal, that integrates road, rail and maritime transportation systems. In 2008, Ultracargo acquired 100% of the shares of União Terminais held by Unipar, with port terminals in Santos and Rio de Janeiro, as well as the 50% stake held by Unipar in União Vopak total capital stock, the owner of a port terminal in Paranaguá. The combination of its operations with those of União Terminais doubled the size of Ultracargo’s results and made it the largest liquid bulk storage company in Brazil, strengthening its operating scale. With this acquisition, Ultracargo increased its presence at the port of Santos, the largest Brazilian port, and is now strategically positioned in the ports of Rio de Janeiro and Paranaguá, where the company did not previously have operations.

In 2009, Ultracargo acquired Puma Storage do Brasil Ltda., a storage terminal for liquid bulk located at the port of Suape, in the state of Pernambuco. In 2012, Ultracargo acquired Temmar from Temmar Netherlands B.V. and Noble Netherlands B.V., subsidiaries of Noble Group. Temmar owned a terminal in the port of Itaqui, in the state of Maranhão.

In March 2018, Ultracargo Logística acquired 100% of the quotas of TEAS, owned by Raízen Energia S.A. and Raízen Araraquara Açúcar e Álcool Ltda., whose assets had already been operated by Ultracargo Logística in the port of Santos.

In April 2019, Ultracargo won the concession of area VDC12 at the Vila do Conde port, in Barcarena, state of Pará, with a minimum storage capacity of 59 thousand cubic meters. The area will be operated by Ultracargo for at least 25 years. In December 2021, Ultracargo started its operations at this new terminal, with a total storage capacity of 110 thousand cubic meters. The new terminal is in a region that is strategic for Ultracargo since it is the only provider of storage services for liquid bulk at this port.

In 2021, Ultracargo also won the public auction to operate area IQI13 at the Itaqui port, which increased Ultracargo’s total bulk capacity by 79 thousand cubic meters. Upon completion of the phase 3 expansion at the Itaqui terminal, its total capacity was increased by 46 thousand cubic meters, resulting in a total capacity of 155 thousand cubic meters.

Ipiranga

In 2007, Ultrapar, Petrobras and Braskem announced their intent to acquire the Ipiranga Group, and Ultrapar entered into, and Petrobras and Braskem acknowledged, the Ipiranga Group SPA with the Key Shareholders of the principal companies comprising the Ipiranga Group.

After the completion of the acquisition of Ipiranga Group, its businesses were divided among Petrobras, Ultrapar and Braskem. Ultrapar retained the fuel and lubricant distribution businesses located in the South and Southeast regions of Brazil and a one-third stake in RPR; Petrobras received the fuel and lubricant distribution businesses located in the North, Northeast and Midwest regions of Brazil; Petrobras and Braskem received the Petrochemical Business, in the proportion of 60% for Braskem and 40% for Petrobras. For a more detailed discussion of the acquisition of Ipiranga Group, see our Form F-4 filed with the Commission on December 17, 2007.

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

In March 2019, Ipiranga was awarded the concession of specific areas in Cabedelo (PB) and Vitória (ES) through the consortia Nordeste and Navegantes, in which Ipiranga holds one third of the total participation, together with BR and Raízen. The concessions require the consortia to build and operate a minimum storage capacity for the Nordeste consortium of 64 thousand cubic meters and initial operations are expected to start in 2021, while the minimum storage capacity of the Navegantes consortium is 66 thousand cubic meters, with initial operation currently expected during 2022. In April 2019, Ipiranga won two concessions in the port of Miramar, in Belém (PA): (i) area BEL02A, through a consortium 50% owned by Ipiranga and 50% owned by Raízen, with a minimum storage capacity of 41 thousand cubic meters, and (ii) area BEL04A, which is currently operated by Ipiranga, therefore maintaining its operation in the region, with minimum storage capacity of 23 thousand cubic meters. These were strategic moves for Ipiranga, which improves logistics efficiency of fuels distribution through its own storage capacity and contributes to better quality services in the respective regions.

On June 25, 2021, Ultrapar entered into a share purchase and sale agreement for the sale of its equity interest in ConectCar, through its subsidiary Ipiranga, to Porto Seguro, through its subsidiary Portoseg S.A. The sale was completed on October 1, 2021, for R$165 million, with the transfer of the equity interest equivalent to 50% of ConectCar’s shares.

Ipiranga’s AmPm stores

The first AmPm stores in Brazil were established in 1993 at the Atlantic’s gas stations, whose national operation was acquired by Ipiranga in that same year. In 2012, Ipiranga acquired the AmPm brand and its right of use in Brazil.

In 2008, Ipiranga started its first AmPm bakery operation. As of December 31, 2021, we had 842 bakeries operating within Ipiranga’s AmPm stores.

Since 2013, AmPm has its own supply structure (“AmPm Suprimentos”), which has four distribution centers in the states of Rio de Janeiro, São Paulo, Rio Grande do Sul and Paraná. This initiative aims to streamline AmPm operations, improve the franchisees’ competitiveness and ensure a higher quality product assortment, creating value for clients and franchisees. At the end of 2021, our distribution centers served approximately 1,500 stores, providing about 56% of their stock-keeping units (“SKUs”).

In 2019, AmPm was separated from Ipiranga, in order to strengthen its network, promote greater agility and increase the company’s profitability. AmPm follows Ipiranga’s complete service station strategy, but with a totally separate organizational structure, which includes a management team fully dedicated to AmPm, the implementation of specialized retail systems, the internalization of key business processes and an exclusive advisory board for AmPm.

Also in 2019, AmPm started its company-operated stores, which serves as a laboratory for the continuous development of the franchise model, acting as a reference of operational excellence for franchisees, increasing their engagement to the business and ensuring the application of operational standards established by the franchisor. In December 2021, AmPm had 206 company-operated stores.

In 2020, AmPm promoted a significant transformation in the concept of its physical stores in order to make them more suitable for our new omnichannel model. Consequently, we also removed the AmPm brand from stores that, either for structural or operational reasons, were no longer suitable for this new concept.

In 2020, AmPm launched its new store concept, which allows the consumer to have a more fluid experience at the stores, focusing on food service. The new concept provides consumers with a more intuitive and intelligent shopping experience in a nicer and cozier environment. Our new model has a comprehensive digital services package which is offered on the main marketplaces in Brazil, in the delivery applications, abastece aí and WhatsApp, and in other company-operated stores solutions. In December 2021, AmPm had 162 stores using our new concept, of which 79 are company-operated stores and 83 are franchises.

AmPm is part of Ipiranga's complete service station strategy, which brings together all synergistic businesses. abastece aí is a key part of this process generating flow to the store and giving benefits to the consumer, in points of the Km de Vantagens or cashback through its digital wallet.

abastece aí

In July 2020, Ultrapar announced the creation of a business in the digital payment segment, combining the abastece aí app and the loyalty program Km de Vantagens. The application also offers discounts and cashback at a growing network of retail partners. This initiative is designed to accelerate the value creation of these platforms and the expansion of the services provided, with the potential for creating a digital ecosystem of sizeable proportions and capillarity. In 2021, approximately two million digital accounts have been created.

As a result of this initiative, the abastece aí app and the Km de Vantagens program became a subsidiary of the Ultra Group, that operates under the brand abastece aí.

A.2. Discontinued Operations

Oxiteno

We were one of the pioneers in developing the Brazilian petrochemicals industry with the creation of Oxiteno in 1970, whose first plant was located in the Mauá petrochemical complex in São Paulo metropolitan area. In 1974, Oxiteno inaugurated its second industrial unit, in the Camaçari petrochemical complex in Bahia. In 1986, Oxiteno established its own research and development center in order to respond to specific customer needs. In 2002, Oxiteno completed a tender offer for the acquisition of the shares of its subsidiary Oxiteno Nordeste, through the acquisition of approximately 73.3% of the shares held by minority shareholders. Oxiteno increased its share ownership in Oxiteno Nordeste from 97% to 98.9%.

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

On August 16, 2021, the Company announced the signing of a share purchase agreement for the sale of all shares of Oxiteno to Indorama Ventures PLC. On March 7, 2022, CADE approved the transaction without restrictions. On April 1, 2022, the transaction closed. The initial payment of US$1,150 million (equivalent to R$5,449.6 million) ¹, adjusted by the variations in working capital and net debt position of US$176 million (equivalent to R$834,0 million) ¹, resulted in the total initial payment of US$1,326 (equivalent to R$6,283.6 million) ¹, which was settled on April 1, 2022. This amount is still subject to final working capital and net debt adjustments. The final payment of US$150 million (equivalent to R$710.8 million) ¹, will be settled in April 2024. Oxiteno was controlled by the Company, which held a 100% interest in the Company.

¹ As of the closing date of the transaction, the amount converted into Reais using the exchange rate of US$1.00 to R$4.74, which implies a closing value of R$6,283.6 million for the initial payment.

Extrafarma

Benefitting from almost 60 years of activity in the wholesale and retail of pharmaceutical products, Extrafarma is a leading drugstore chain in the main regions in which it operates. In 2013, Ultrapar and the former shareholders of Extrafarma entered into an association agreement with Extrafarma, one of Brazil’s top ten drugstores’ chains, marking our entry in the retail pharmacy business. According to the terms of the agreement, Ultrapar and Extrafarma entered into a merger of shares, pursuant to which Ultrapar acquired 100% of the shares of Extrafarma in exchange for up to 2.9% of shares issued by Ultrapar to Extrafarma’s shareholders. Extrafarma became a wholly owned subsidiary of Ultrapar from February 1, 2014 onwards. The total consideration of the Extrafarma transaction consisted of the issuance of up to 32,056,262 shares of Ultrapar and the assumption by Ultrapar of Extrafarma’s net debt of R$106 million as of December 31, 2012.

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

In February 2022, August 2021, February 2021, August 2020 and February 2020, the subscription warrants were partially exercised, with an issuance of 43,925, 31,032, 70,939, 86,978 and 2,108,542 common shares, respectively, to former Extrafarma shareholders. Therefore, as of the date of this annual report, the exercise of the remaining subscription warrants by the former Extrafarma shareholders could potentially lead to the issuance of up to 3,474,269 additional shares of Ultrapar. The number of shares were adjusted to reflect the stock split issued by the Company on April 10, 2019.

On May 18, 2021, Ultrapar entered into a share purchase and sale agreement for the sale of all of its shares in Extrafarma to Pague Menos. The total sale price of R$700 million is subject to adjustments due mainly to changes in working capital and Extrafarma’s net debt on the closing date of the transaction. The payment of the transaction will be carried out in three installments, 50% on the closing date and 25% on each of the first and the second closing date anniversaries. The completion of this transaction is subject to usual conditions precedent in such deals, including the approval by CADE. We expect this transaction to be closed during 2022.  For more information, see “—Recent Developments—Investitures and Divestitures.”

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

In April 2011, our Board of Directors approved the submission to our shareholders of a proposal to (a) convert any and all shares of preferred stock issued by the Company into common shares, on a 1:1 conversion ratio; (b) amend the Company’s bylaws, modifying several of its provisions, aiming to strengthen the Company’s corporate governance; and (c) adhere to the Novo Mercado segment rules. Our shareholders approved all the proposals and, in August 2011, Ultrapar’s shares began trading on the Novo Mercado under ticker symbol UGPA3. Simultaneously, Ultrapar’s ADSs, formerly represented by preferred shares, began representing Ultrapar’s common shares and began trading on the NYSE under this new format.

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

In August 2020, Ultra S.A. and Parth entered into the 2020 Shareholders’ Agreement to include Pátria, in its capacity as Ultra S.A.'s shareholder then holding a 20% stake in Ultra S.A.'s capital stock, as consenting intervening party, therefore bound by the provisions of the 2020 Shareholders' Agreement. The 2020 Shareholders’ Agreement replaced the 2018 Shareholders’ Agreement in its entirety, and the terms and conditions remain substantially the same of the latter. On September 28, 2021, Ultra S.A. informed the Company that Mr. Marcos Marinho Lutz, our Chief Executive Officer, became a shareholder of Ultra S.A., holding 2.4% of its capital stock, and also became a consenting intervening party of the 2020 Shareholders’ Agreement. As of December 31, 2021, the 2020 Shareholders’ Agreement binded a total of shares representing 34.7% of the Company’s capital stock. The agreement aims to reinforce the principles that have been governing the actions of Ultra S.A. and Parth, in their capacity of Ultrapar’s shareholders, and to allow the Company to be managed in a professional and independent manner. See “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders’ Agreements.”

The COVID-19 pandemic has had a material impact on business around the world. The implemented measures of social isolation, restrictions on the movement of people and the operation of certain businesses due to the COVID-19 pandemic affected economic activity in Brazil over the last two years; however, these negative impacts have been mitigated as local governments gradually lift such restrictions in response to the increase in COVID-19 vaccinations. No significant effects were observed on the operations of the Company and its subsidiaries in the year ended December 31, 2021 as a result of the COVID-19 pandemic. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Ultrapar and Its Industries— Our businesses may be materially and adversely affected by the outbreak of communicable diseases, such as the ongoing COVID-19 pandemic, or other epidemics or pandemics”, and other risk factors included herein and “Item 5.D. Operating and Financial Review and Prospects—Trend Information” below.

Company Management

In June 2017, Ultrapar announced changes to its executive officers approved by its Board of Directors. As of October 2017, Frederico Curado replaced Thilo Mannhardt and assumed the position of Chief Executive Officer.

As part of a planned succession process, consistent with the Company’s governance, in May 2018, Paulo Guilherme Aguiar Cunha, after more than four decades of contributions, resigned as Chairman of the Board of Directors and Pedro Wongtschowski, Vice-Chairman of the Board of Directors and Chief Executive Officer of Ultrapar between 2007 and 2012, was elected Chairman. Mr. Lucio de Castro Andrade Filho, who joined the Company in 1977 and has been a member of the Board of Directors since 1998, was elected for the position of Vice-Chairman of the Board of Directors.

Other important succession movements took place at the senior management level, with the appointment of Rodrigo de Almeida Pizzinatto, Tabajara Bertelli Costa, Marcelo Pereira Malta de Araújo and Décio de Sampaio Amaral as Chief Executive Officers of Extrafarma, Ultragaz, Ipiranga and Ultracargo, respectively, equally aligned to a planned succession process which blended internal promotions with the attraction of external talents.

In September 2020, the Board of Directors elected Rodrigo Pizzinatto, Chief Executive Officer of Extrafarma at that time, as our Chief Financial and Investor Relations Officer, after the resignation of André Pires de Oliveira Dias. In October 2020, Marcelo Bazzali was nominated as Chief Executive Officer of Extrafarma.

In September 2021, Ultrapar announced the succession plan of the leadership of its Board of Directors, developed under the leadership of the current Chairman, Pedro Wongtschowski, whose mandate will end in April 2023. To succeed him at the end of his term of office, the Board of Directors decided upon the preparation of Marcos Marinho Lutz to potentially recommend him for the Chairman position. As part of this process, Marcos Lutz assumed the position of Chief Executive Officer of Ultrapar in January 2022, a position he is expected to hold until April 2023. Additionally, Frederico Pinheiro Fleury Curado, our Chief Executive Officer from 2017 to 2021, was elected to the position of Vice-Chairman of the Board of Directors, succeeding Lucio de Castro Andrade Filho, who retired at the end of 2021 after 45 years of dedication to the Company.

Also in September 2021, the Board of Directors approved the election of Leonardo Remião Linden as Chief Executive Officer of Ipiranga and the election of Marcelo Pereira Malta de Araújo as Chief Corporate Development & Advocacy Officer of Ultrapar to be responsible for Sustainability, Institutional Relations, Communications, Legal, Compliance, Risks and Internal Audit of Ultrapar. Both changes took place in October 2021.

In April 2022, the members of the Board of Directors took note that, as a result of the transfer of all shares issued by Oxiteno S.A. Indústria e Comércio to Indorama Ventures PLC., Mr. João Benjamin Parolin submitted a letter of resignation from his position as director of Ultrapar. The Board of Directors decided to keep this position vacant.

Ultracargo—Fire at storage facilities in Santos

In 2015, a fire occurred in six ethanol and gasoline tanks operated by Ultracargo in Santos, which represented 4% of the subsidiary’s overall capacity as of December 31, 2014. The Civil and Federal Polices investigated the accident and its impacts, and concluded that it was not possible to determine the cause of the accident or to individualize active or passive conduct related to the cause, and there was no criminal charge against either any individual or Ultracargo, by either authority. Notwithstanding, on February 21, 2018, the Federal Criminal Court of Santos accepted a criminal indictment filed by the Federal Public Prosecutor’s Office against Ultracargo Logística (formerly Tequimar), which has already presented its defense against these charges, after being summoned in June 2018.

In 2017, Ultracargo obtained the licensing required for the return to operation of 67.5 thousand cubic meters of the total of 151.5 thousand cubic meters affected by the fire. The remaining tanks (84 thousand cubic meters) resumed operations between July and September 2019.

In 2019, Ultracargo signed a partial Conduct Adjustment Agreement (“TAC”) with the Federal Public Prosecutor’s Office and the State Public Prosecutor’s Office in the amount of R$67.5 million for the implementation of actions to offset the impacts caused to the Santos estuary following the fire at the Ultracargo terminal in 2015. Such amount was already paid in full by Ultrapar. Negotiations of indemnification for other alleged environmental damages are still in progress with the Federal Public Prosecutor’s Office and the State Public Prosecutor’s Office and, once finalized, Ultracargo may need to make future disbursements that are not currently provisioned, which may adversely affect our results of operations.

In addition, Ultracargo agreed to a deferred prosecution agreement on September 12, 2019. Pursuant to the terms of the deferred prosecution agreement, the prosecution by the 5th Federal Criminal Court of Santos was initially suspended until September 2021 and Ultracargo agreed to an additional compensation of R$13 million to a social project in Santos. Considering that Ultracargo complied with the obligations assumed in the TAC, at the end of the suspension period, Ultracargo requested the criminal proceeding to be closed by the court. This request is currently pending.

Therefore, the measures pursuant to an agreement signed between Ultracargo and the Public Prosecutor´s Office in relation to certain alleged environmental damages are in the process of being implemented.

As a result of the evolution of the regulation process with insurers, as of December 31, 2016, the Company recorded insurance receivables in the amount of R$366.7 million and indemnities to customers and third parties in the amount of R$99.9 million in its balance sheet. In the first quarter of 2017, Ultracargo received the full amount from the insurers. On February 4, 2021, the subsidiary paid the remaining balance related to the TAC, without pending and/or additional financial obligation arising from such commitment assumed. As of December 31, 2021, there were contingent liabilities not recognized related to lawsuits in the amount of R$2.0 million (R$4.4 million as of December 31, 2020). Between December 31, 2020 and December 31, 2021, there were no extrajudicial claims.

See “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.”

Issuance of debentures

In September 2021, the subsidiary Ipiranga completed its tenth issuance of unsecured, simple, nonconvertible, nominative, book-entry debentures in the amount of R$960 million, in a single series. The debentures were subscribed by Vert Companhia Securitizadora with the purpose of backing the issuance of Certificates of Agribusiness Receivables, or CRA. The proceeds from this issuance were used exclusively for the purchase of ethanol by Ipiranga. The debentures bear semiannual interest of IPCA + 4.8287%. The issuer hedged its exposure by changing the debentures charges linked to IPCA to 102.75% of DI.

On March 26, 2021, our subsidiary Ultracargo Logística completed its second issuance of R$100 million nonconvertible unsecured debentures due on March 15, 2028. The debentures bear semiannual interest of IPCA plus 4.37%. The issuer hedged its exposure by changing the debentures fixed rate linked to IPCA to 111.4% of DI.

On March 19, 2021, our subsidiary Tequimar Vila do Conde Logística Portuária S.A. completed its first issuance of R$360 million nonconvertible unsecured debentures due on March 15, 2028. The debentures bear semiannual interest of IPCA plus 4.04%. The issuer hedged its exposure by changing the debentures fixed rate linked to IPCA to 111.4% of DI.

Port concessions

On April 9, 2021, Ultracargo was awarded the concession of IQI13 area in the Itaqui port, state of Maranhão, for storage and handling of liquid bulk products, especially fuels. The minimum installed capacity will be 79 thousand cubic meters. The area will be operated by Ultracargo for at least 20 years, according to the auction notice. The estimated investments regarding this port concession are approximately R$310 million, to be disbursed throughout the next six years.

Recent Developments

Tender offer to purchase notes

On April 7, 2022, the subsidiary Ultrapar International commenced cash tender offers to purchase in the international market (i) up to the totality of the 5.250% notes due in 2026 and (ii) up to the Maximum Acceptance Amount of the 5.250% notes due in 2029, both issued by Ultrapar International and outstanding in the international market. The tender offers were subject to a maximum aggregate tender amount of US$550,003,000.00, which could be increased to up to US$600,000,000.00 at the sole discretion of Ultrapar International, consisting of the total amount to be spent by Ultrapar International in the purchase of the outstanding notes. The 2029 notes tender offer was also subject to a maximum acceptance amount corresponding to the difference between the maximum aggregate tender amount and the aggregate principal amount of the 2026 notes tendered and accepted for purchase (the “Maximum Acceptance Amount”).

As a result of the cash tender offers, Ultrapar International received valid offers for the purchase of 2026 and 2029 notes in the aggregate principal amount of US$114,329,000.00 and US$606,106,000.00, respectively. In view of this, it was decided to exercise their right to increase the initial aggregate tender amount to up to US$599,996,000.00, which was used to purchase (i) all of the 2026 tendered notes and (ii) the equivalent to the aggregate principal amount of US$485,667,000.00 of the 2029 tendered notes, representing 20.79% and 57.14% of the 2026 and 2029 outstanding notes, respectively. The purchase of the 2026 notes was settled on April 14 and 18, 2022, while the purchase of the 2029 notes was settled on April 27, 2022.

For more information, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Notes in the Foreign Market."

Issuance of common shares

On February 23, 2022, August 11, 2021 and February 24, 2021, our Board of Directors approved the issuance of 43,925, 31,032 and 70,939 common shares, respectively, within the limits of the authorized capital stock pursuant to Article 6 of the Company’s Bylaws, due to the partial exercise of the subscription warrants issued by the Company to the former Extrafarma shareholders in connection with the merger of shares of Extrafarma in 2014. As of the date of this annual report, the Company’s capital stock is represented by 1,115,151,608 common shares, all of them nominative and with no par value.

Investments and divestitures

              On June 25, 2021, Ultrapar entered into a share purchase and sale agreement for the sale of its equity interest in ConectCar, through its subsidiary Ipiranga, to Porto Seguro, through its subsidiary Portoseg S.A. The sale was completed on October 1, 2021, for R$165 million, with the transfer of the equity interest equivalent to 50% of ConectCar’s shares. As a result, ConectCar is no longer part of Ultrapar’s operations.

In August 2021, Ultrapar entered into a share purchase and sale agreement for the sale of all shares of Oxiteno to Indorama. On April 1, 2022, the transaction closed. As a result, Oxiteno is no longer part of Ultrapar’s operations as of the date of this annual report. For more information, see “Item 4.A. Information on the Company—History and Development of the Company—A.2. Discontinued Operations—Oxiteno.”

Additionally, on May 18, 2021, Ultrapar entered into a share purchase and sale agreement for the sale of all shares of Extrafarma to Pague Menos. The completion of this transaction is subject to usual conditions precedent in such deals, including the approval by CADE. On May 7, 2022, CADE’s General Superintendent’s Office recommended the approval of the transaction, contingent on the execution of a Merger Control Agreement (“Acordo em Controle de Concentrações”) between Pague Menos and CADE, whereby Pague Menos shall undertake certain remedial measures to mitigate potential competitive issues arising out of the transaction. The recommendation made by the General’s Superintendent’s Office is now subject to CADE’s Tribunal review, which shall issue a final decision on the matter. For more information, see “Item 4.A. Information on the Company—History and Development of the Company—A.2. Discontinued Operations—Extrafarma.”

B.              Business Overview

Ultrapar is a Brazilian company with its origins in 1937 when Ernesto Igel founded Ultragaz. Since then, Ultrapar has grown and expanded to new markets, becoming one of the largest corporate groups in Brazil. As of December 31, 2021, Ultrapar owned the following main businesses: Ipiranga, Ultragaz and Ultracargo (energy and infrastructure), abastece aí (digital payments), Oxiteno (specialty chemicals) and Extrafarma (retail pharmacy), the last two of which are classified as discontinued operations. The sale of Oxiteno was closed on April 1, 2022 and we expect to conclude the sale of Extrafarma during 2022. For more information on our continued and discontinued operations, please see "Item 4.A. History and Development of the Company —A.1. Continuing Operations” and “—A.2. Discontinued Operations.”

The following chart simplifies our organizational structure as of the date of this annual report, showing our main business without Oxiteno. For more information about the Oxiteno’s sale, see "Item 4.A. History and Development of the Company —A.2. Discontinued Operations—Oxiteno.” For more detailed information about our current organizational structure, see “Item 4.C. Information on the Company—Organizational Structure.”

Our Strengths

Relevant market positions across our main businesses

Ultragaz is one of the largest LPG distributors in Brazil. In 2021, Ultragaz’s market share was 23.1%, according to ANP, and served approximately 11 million households in the bottled segment through a network of approximately 5.6 thousand independent retailers and 58 thousand customers in the bulk segment. For the year ended December 31, 2021, Ultragaz’s total volume of LPG sold was 1.7 million tons.

Ultracargo is the largest private company in the liquid bulk storage industry in Brazil, according to ABTL latest volume releases, with seven terminals and total storage capacity of 983 thousand cubic meters in 2021, providing it with leading positions in the main ports in Brazil in which it operates.

Ipiranga is one of the largest fuel distributors in Brazil with a 18.4% market share in 2021, according to ANP, and a network of 7,104 service stations as of December 31, 2021. In addition to the service stations, Ipiranga’s network has 1,841 AmPm convenience stores and 1,149 Jet Oil franchises. In 2021, Ipiranga’s strategy was focused on strengthening its resale operations and increasing its performance. The implementation of Ipiranga’s business model — including its network of convenience stores and loyalty programs — in its network of service stations allows it to offer a wide range of products and services, benefiting consumers and resellers. The volume of fuel sold (ethanol, gasoline and diesel) by Ipiranga in 2021 was 21.8 million cubic meters.

Created in July 2020, abastece aí has already reached more than 4 million digital accounts. The application relies on the strength of Km de Vantagens, one of the largest loyalty programs in Brazil, with 36 million participants. In 2021, more than 40 million digital payment transactions at the fuel service stations were carried out through the app, with a total payment volume 46% higher than in 2020, reaching the milestone of R$5.1 billion.

Robust and resilient business portfolio

Our operations encompass LPG and fuel distribution, and liquid bulk storage services. We believe our businesses provide us with increased financial capability and flexibility.

Ultrapar’s businesses are simultaneously resilient and leveraged on Brazilian economic growth. Some of Ultrapar’s businesses, such as the sale of LPG for residential use and fuels for light vehicles, are relatively resilient due to their inelastic demand profile and, therefore, are less volatile in economic downturns. Bottled LPG is an essential good, as it is mainly used for cooking, and, therefore, is generally less correlated to economic performance. Volume of fuels for light vehicles tends to grow linked to the number of light vehicles in Brazil. The Brazilian light vehicle fleet grew at rates ranging from 0.4% to 2.4% per year during the last five years, despite the volatility in the economic growth during this period.

On the other hand, other businesses of Ultrapar, such as sales of diesel fuel and bulk LPG are linked to the economic performance and tend to experience higher sales volumes during periods of strong economic growth. Sales growth of these products have been historically correlated to the performance of the Brazilian economy.

Highly efficient LPG distribution network

In April 1995, Ultragaz was the first player to introduce LPG small bulk delivery in Brazil, with lower distribution costs as compared to bottled distribution. Over the years, it has built a strong client base in this segment.

Ultragaz maintains an exclusive network of independent dealers, which has enabled it to control the quality and productivity of its dealers, leading to a recognition that we believe is associated with quality, safety and efficiency, and also to have frequent contact with LPG customers. This network constituted approximately 5.6 thousand resellers that sell Ultragaz LPG bottles as of December 31, 2021.

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

AmPm is a relevant part of Ipiranga’s differentiation strategy to develop the complete service station strategy. AmPm is the eight largest franchise network in the country, according to the 2021 ranking of the Brazilian Franchising Association, or ABF, with 1,841 stores and a penetration of 26% in the total number of service stations as of December 31, 2021.

In 2019, AmPm was segregated from Ipiranga, in order to strengthen its network, promote greater agility and increase the company’s profitability. AmPm follows Ipiranga’s complete service station strategy, but with a totally separate organizational structure, which includes a management team fully dedicated to AmPm, the implementation of specialized retail systems, the internalization of key business processes and an exclusive advisory board for AmPm.

Also in 2019, we started our company-operated stores, which serves as a laboratory for the continuous development of the franchise model, acting as a reference of operational excellence for franchisees, increasing their engagement to the business and ensuring the application of operational standards established by the franchisor. In December 2021, AmPm had 206 company-operated stores.

In 2020, AmPm launched the new store concept, which allows the consumer to have a more fluid experience, focusing on food service with an expansion of the product mix of bakeries. This new concept provides consumers with a more intuitive and intelligent shopping journey in a nicer and cozier environment. Our new model has a comprehensive digital services package, which is offered on the main marketplaces in Brazil, in the delivery applications, abastece aí and WhatsApp, and in other company-operated stores solutions. In December 2021, AmPm had 162 stores using our new concept, of which 79 are company-operated stores and 83 are franchises.

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

Cost-efficient operations

Ultragaz has significant market presence in densely populated areas, which allows it to operate its filling plants and distribution system with a high level of capacity utilization and efficiency with depth and capillarity. Ipiranga also has a significant market presence in the South and Southeast regions of Brazil, which allows it to operate its extensive network of primary and secondary storage terminals and its distribution system in a cost-efficient manner. Also, the increased scale of Ipiranga allowed improvements in efficiency and competitiveness in the distribution and sales processes, dilution of advertising, marketing and new product development expenses, and gains from economies of scale in administrative functions. Ultracargo is the largest independent liquid bulk storage company in Brazil and the only player in the liquid bulk storage sector present in the main major ports in the country. Such position provides Ultracargo with increased operational flexibility, operational efficiency and economies of scale.

Strong corporate governance structure

We are led by a strong and experienced management team with a proven track record in the LPG and fuel distribution, retail and specialized logistics industries. Our senior management team has on average 9 years of experience in the Company.

Our Board of Directors consist of 10 members. Since April 2019 our Board of Directors has been subject to an important renewal process that resulted in the election of seven new members. We believe these new members bring complementary expertise and experience for the discussions and decisions of our Board of Directors. All members of the Board of Directors have previous experience serving on boards of other large companies in Brazil such as Embraer S.A., Itaú Unibanco Holding S.A., Lojas Renner S.A. among others. In September 2021, Ultrapar announced the succession plan for the position of Ultrapar’s Chairman of the Board of Directors. Marcos Lutz assumed the position of Chief Executive Officer of Ultrapar in January 2022, succeeding Frederico Curado, now Vice-Chairman of the Board of Directors, after Lucio de Castro Andrade Filho retired at the end of 2021. As part of the plan, Marcos Lutz will succeed Pedro Wongtschowski as Chairman of the Board of Directors as from April 2023.

Also, we strengthened our management structure and governance. In addition to the People Committee in place since 2011, we also set up a Strategy Committee in 2019 and restructured the Audit and Risks Committee in the same year, which since then is a permanent body with independent board members.

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

In 2011, Ultrapar completed the implementation of a new corporate governance structure, further aligning our shareholders’ interests by converting all preferred shares into common voting shares. The conversion resulted in all of our shares having identical voting rights, which allows our shareholders to actively participate in the decisions of shareholders’ meetings, without (i) any limitations on voting rights, (ii) special treatment to current shareholders or (iii) mandatory public tender offers at a premium to market prices once a certain beneficial ownership threshold is achieved.

Strong operational track record

Our Company has exhibited a solid operational track record. Our net income attributable to shareholders of the Company presented an average compounded annual growth of 14% from 1998 to 2021, despite the overall macroeconomic volatility in Brazil and in the world during this same period.

Our Strategies

Streamline our Business Portfolio and further invest in the energy and infrastructure sectors in Brazil

Ultrapar concentrated its portfolio on the energy and infrastructure sectors, through Ipiranga, Ultragaz and Ultracargo, in which it has a solid operational scale and structural competitive advantages, allowing for greater efficiency and value generation potential. The focus of the management and the reduction of leverage are additional benefits of the process.

In 2021, Ultrapar started to conduct a portfolio rationalization process and entered into share purchase and sale agreements for the sale of all of its shares in Extrafarma, ConectCar and Oxiteno. The sale of Ultrapar’s interest in ConectCar was concluded in October 2021 and the sale of all shares of Oxiteno was closed on April 1, 2022. The sale of all shares of Extrafarma is still subject to CADE’s approval. For more information, see "Item 4.A. Information on the Company—History and Development of the Company —A.2. Discontinued Operations” and “Item 4.A. Information on the Company—History and Development of the Company—Recent Developments—Investitures and Divestitures.”

Build on the strength of our brands

We believe that our businesses have a high brand recognition associated with quality, safety and efficiency that we continually strive to deliver. We intend to reinforce this market perception by continuing to supply high-quality products and services and to introduce new services and distribution channels.

Invest in building a succession pipeline for key leadership positions

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

In March 2019, Ipiranga was awarded a concession of specific areas in Vitória (ES) and Cabedelo (PB) through the special purpose vehicles Nordeste and Navegantes, in which Ipiranga holds one third of the total capital stock, together with BR Distribuidora and Raízen. Also, in April 2019, Ipiranga was awarded two concessions in the port of Miramar, in Belém (PA): (i) area BEL02A, through a consortium 50% owned by Ipiranga and 50% owned by Raízen, and (ii) area BEL04A, which is currently operated by Ipiranga, therefore maintaining its operation in the region. For more information, see “Item 4.B. Information on the Company—Business Overview—Fuel Distribution—Ipiranga—Storage of fuels.”

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

For the bulk segment, Ultragaz strategy is focused on two areas. The first area is offering its clients mainly in industrial and agribusiness segments new applications and services for LPG. As a result, Ultragaz aims at expanding its market share in LPG used for home and personal care and localized heating, such as preheating of industrial furnaces, especially in steel, lead, asphalt manufacturing and metallurgical plants; and in new applications in agribusiness, such as drying grains and seeds, with greater operational and economic efficiency. We believe that some of Ultragaz’s new applications and services provide environmental benefits and cost savings such as reduction in water consumption, from car washing and recycling of organic waste, and fall in carbon dioxide and pollutants, from asphalt plant and cotton production. The second area is to invest in the expansion of the bulk LPG distribution to small-and-medium-sized businesses, such as laundry shops, restaurants, bakeries, and residential condominiums, through agile and convenience services.

Expand our convenience store business model

In 2020, AmPm concluded a comprehensive review of its business model, including the renewal of its stores’ layout to provide consumers with a more fluid and intuitive purchase experience, including larger areas within for consuming products. AmPm developed a solid partnership with leading delivery platforms, as well as its proprietary solutions through QR Code and created a digital section inside the abastece-aí application. This review also involved AmPm’s rebranding, exploring proximity marketing concepts and new habits of consumption, coupled with a new product mix, expanding the offer of food service (bakeries and ready-to-eat meals), groceries and home and personal care products. In December 2021, AmPm had 206 company-operated stores.

Accelerate abastece aí value creation

In July 2020, we created a new company in the digital payments and electronic retailing segment combining the abastece aí app and the loyalty program Km de Vantagens. This initiative was designed to accelerate the value creation of these platforms and expand the services provided, with the potential for creating a digital ecosystem of sizeable proportions and capillarity. Since the launch of the new app in August 2020, we reached a milestone of 36 million of participants in the Km de Vantagens program, more than 4 million accounts created on the abastece aí app and total payment volume over R$5 billion.

The year of 2021 was also a period of consolidation of the abastece aí app as a digital account, reaching 3 million deposits and withdrawal transactions through PIX, an instant payment solution launched by the Central Bank.

Table of Content

Maintain financial strength

We seek to maintain a solid financial position to allow us to pursue investment opportunities and enhance our shareholders’ return on their investment in our Company. As a Holding company, our diversified portfolio, scale and listing (both in the domestic and international markets) allows us to access different sources and types of financing that each of our businesses would not be able to access individually.

Expand our bulk storage capacity while maintaining operational efficiency

Over the last few years, Ultracargo has expanded its installed capacity, diversifying its geographic position with gains of scale. Meanwhile, Ultracargo developed process improvement initiatives, such as Soul and Conecta, aimed at enhancing its productivity and operational efficiency in order to ensure a more efficient deployment of the company’s resources. For more information about these initiatives, see “Key Financial Information – B. Storage services for liquid bulk – Ultracargo – Storage facilities.”

Key Financial Information

The table below sets forth the net revenue from sales and services for our segments:

	Year ended December 31,
	2021	2020	2019
	(in millions of Reais)
Ultragaz	9,744.7	7,408.3	7,094.8
Ultracargo	713.1	644.2	540.8
Ipiranga	99,382.6	66,133.0	75,452.5
abastece aí	84.7	17.2	—
Net revenue from sales and services (1)	109,732.8	74,058.1	83,004.7

(1)       Segment information for Ultragaz, Ultracargo, Ipiranga and abastece aí are presented on an unconsolidated basis. See “Presentation of Financial Information” for more information.

Industry and Regulatory Overview of our Continuing Operations

  Distribution of Liquefied Petroleum Gas

Liquefied petroleum gas (LPG) is a fuel derived from the oil or natural gas refining process. In Brazil, 70% of local demand in 2021 was produced in local refineries and processing units and the remaining 30% was imported. LPG has the following primary uses in Brazil:

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

Currently, the LPG distribution industry in Brazil consists of 18 LPG distribution companies or groups of companies and is regulated by the National Petroleum Agency (ANP). The LPG distribution industry includes purchasing nearly all its LPG requirements from Petrobras, filling LPG bottles and bulk delivery trucks at filling stations, selling LPG to dealers and end users, controlling product quality and providing technical assistance to LPG consumers. See “— Industry and Regulatory Overview — The role of the ANP” and “— Industry and Regulatory Overview — The role of Petrobras.” LPG produced by Petrobras, which represented 70% of total LPG sold in Brazil in 2021, is transported in pipelines and by trucks from Petrobras’ production and storage facilities to filling stations maintained by LPG distributors. The balance is imported by Petrobras into Brazil and stored in large storage facilities mostly maintained by Petrobras. The imported LPG is then transported from the storage facilities by pipelines and trucks to the LPG distributors’ filling stations.

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

During 2020 and 2021, ’ pricing policy fed international commodity prices, although with less frequent adjustments. Due to the COVID-19 pandemic, the frequency of price adjustments increased, as a result of the volatility in international LPG prices. Other events may contribute to increased volatility, such as the ongoing conflict between Ukraine and Russia.

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

Ultragaz had to requalify 2.1 million bottles, 2.5 million bottles and 2.5 million bottles 2021, 2020 and 2019, respectively. In 2022, Ultragaz expects to requalify approximately 2.1 million bottles.

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

In 2021, Ultragaz carried out an extensive HSE plan to improve its performance in order to focus on safety and reliable operations. This plan was based on different initiatives concerning the improvement of HSE processes and safety practices. For instance, Ultragaz’s truck drivers were trained in defensive driving to help them reducing risks while driving. Governance practices have been improved as well. All data concerning incidents and safety inspections were gathered in a data lake and on an online HSE dashboard that can be consulted to check the main HSE indicators and their performance. As a result, in 2021 the total recordable accident rate decreased 14% as well as the lost time injury rate decreased 29% compared to 2020.

Ultragaz maintained its annual HSE audits to verify the performance and compliance with HSE legislation, HSE internal standards and its sustainability policy from a remote model due to restrictions imposed by coronavirus pandemic.

Ultragaz

Founded in 1937, we were the first LPG distributor in Brazil. At that time, Brazilians used wood stoves and, to a lesser extent, alcohol, kerosene and coal stoves. Ultragaz was the leading company by sales volume in the Brazilian bulk LPG market as of December 31, 2021, according to ANP, and the second largest in overall volumes.

Ultragaz operates nationwide in the distribution of both bottled and bulk LPG, including the most highly populated states in Brazil, such as São Paulo, Rio de Janeiro and Bahia, and may sell bottled LPG through independent dealers. Bulk LPG is serviced through Ultragaz own infrastructure.

In 2003, Ultragaz acquired Shell Gás, Royal Dutch Shell’s LPG operations in Brazil. Shell Gás had about 4.5% market share in Brazilian LPG distribution according to ANP, selling 287 thousand tons of LPG in 2002. With this acquisition, Ultragaz became the national market leader in LPG, with a 24% share of the Brazilian market in 2003. In 2011, Ultragaz acquired Repsol, which sold approximately 22 thousand tons of LPG in that year.

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

The table below shows Ultragaz’s sales of LPG to clients of bottled and bulk LPG:

	Year ended December 31,
Client category	2021	2020	2019
	(in thousands of tons)
Bottled LPG
Residential delivery by Ultragaz / Ultragaz owned retail stores	38.1	39.2	52.4
Independent resellers (1)	1,116.0	1,158.7	1,121.8
Total bottled LPG	1,154.1	1,197.9	1,174.2
Total bulk LPG	560.2	534.4	531.7
Total tons delivered	1,714.2	1,732.3	1,706.0

(1)      Includes residential deliveries and distribution through retailers’ stores.

Residential delivery has evolved during the last years from primarily door-to-door to a scheduled, order by phone or app.

LPG distribution is a dynamic retail market where consumers’ habits change constantly, thus creating opportunities for the company. In order to track market developments more closely and differentiate itself from its competitors, Ultragaz has developed and enhanced sales channels and payment methods. In the last decade, the company expanded the participation of Disk Gás (sale of LPG bottles by telephone) and, more recently, introduced ordering through a website (Pedido Online), cell phone messages (Whatsapp) and through a smartphone app (APP Ultragaz), which reached one million users in 2021. Ultragaz entered into sales partnerships with apps from companies such as iFood. These initiatives provide customers with greater convenience, add further value and generate logistic optimization to Ultragaz. The same principles have been extended to the bulk segment, in which Ultragaz is a pioneer and has a leading position. Ultragaz has been developing new technologies for different markets, such as factories, agribusiness, small and medium business and residential buildings. Ultragaz has created and is testing a vending machine for LPG cylinders, called Ultragaz 24h, which will work 24/7 and accept many payment methods. For industries, such as the industrial laundries, Ultragaz has developed a new system to control the whole drying process using Internet of Things (IoT) to optimize LPG consumption. Ultragaz has also expanded LPG uses portfolio to agribusiness, such as a solution for cotton moisture control, increasing productivity. Finally, tracking consumption trends in the bulk segment, Ultragaz has created a food recycler solution, which converts 80% of a typical restaurant waste into fertilizer through a fully automated process.

In May 2021, Ultragaz launched its new brand image. The new visual identity addressed its purpose of contributing to changing people’s lives. With an eye to the future, and in the spirit of its new motto “Somando energias”, or combining energies, Ultragaz is employing its vast experience together with technology to create energy solutions that focus on its customers’ needs, helping them to better manage the energy usage in their homes and businesses.

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
  Series of shows, movies, theater, literature, music and educational workshops.
  2000-2019: served more than 279 thousand children in 22 states in Brazil.
  In 2020 and 2021, exceptionally, due to the COVID-19, the project did not happen.

Educational Campaigns	2008
  Awareness and educational campaigns to address diseases prevention, such as COVID-19, and arterial hypertension, as well as other basic health concerns, like children rights.
  2021: held three campaigns: (i) a COVID-19 campaign for children about physical distancing and the use of masks (10 million people impacted); (ii) a campaign encouraging the population to have healthy habits that help maintain adequate blood pressure (more than 3 million people impacted); and (iii) a children's cartoon campaign aimed at promoting the importance of respect, self-protection, open dialogue and knowledge of human body (more than 10 million people impacted).

United Nations Partnership	2009	Ultragaz is a signatory of the UN Global Compact since 2009. In 2016, Ultragaz joined the 17 Objectives of Sustainable Development.
Volunteering Program	2009
  Junior Achievement: teaching entrepreneurship and sustainability to public school students.
  “Ler é Presente”: Aims to develop the creativity and imagination of children from public institutions and schools, through voluntary reading.
  2021: 270 volunteers were involved in the program and, due to the COVID-19 pandemic, the projects happened remotely.

Educational projects	2009
  Near to its production bases, Ultragaz sponsors several projects that aim to promote quality education to children and teenagers. Some of these partners are: Escola de Música e Informática Ultragaz, Vocação, Pedra Bruta, Olga KOS, Pluga Cuca, Recriarte and ASA.

“Pega Pilhas, Baterias e Celulares”	2012	Collection and disposal of used batteries in Ultragaz’s consumers’ households 2021: 256 kg of batteries collected in 31 cities in Brazil.
“Campanha Junte Óleo: Ultragaz Coleta e Soya Recicla” –	2013
  Cooking oil recycle campaign to avoid its disposal into drinkable water sources. Partnership with Bunge.
  2020: the project won the LPG Innovation and Technology Award.
  In 2021, we reached the milestone of more than 1.3 million liters of oil collected since 2013, in more than 800 thousand households from the states of São Paulo, Minas Gerais, Rio Grande do Sul, Ceará, Bahia and Pernambuco.

“Somar Sustentabilidade”	2014
  A project that aims to foster sustainability concept and practices among its resellers.
  By the end of 2019, more than 480 resellers had participated. In 2020 and 2021, exceptionally due to the COVID-19 pandemic, the project did not happen.

Project	Year of launch	Brief description
CDP Partnership	2015
  With the support of CDP, Ultragaz promotes training with its critical suppliers about CO2 emissions and water resources, encouraging them to develop action plans.
  In 2021, Ultragaz engaged 95% of its critical suppliers in CO2 emissions program and the water resources program.

Female Empowerment	2018
  Partnership with the Feminine Association for Social and University Studies (Afesu) focused in supporting socially vulnerable women by offering training schemes for entry into the labor market.
  In 2021, in partnership with Rede ASTA, more than 160 artisans from Belém (state of Pará) and São Luís (state of Maranhão) joined an entrepreneurship course and learned how to start a new business and how to manage it.
  In 2021, in partnership with Consulado da Mulher and Itaú Mulher Empreendedora, 317 women participated in 24 classes covering from the creation of the business to its management, with focus on the entrepreneur's life.
  In 2021, in partnership with Rede Mulher Empreendedora, women from Belém (state of Pará) joined a course about entrepreneurship, financial independence and empowerment. Some of the topics discussed with women include self-esteem and self-image, their relationship with money, networking and building action plans.
  In partnership with ASPLANDE, we supported a Women's Rights Ambassador Project to women from the cities of Rio de Janeiro, Duque de Caxias, Nilópolis, Nova Iguaçu, Belford Roxo and São João Meriti, in the state of Rio de Janeiro.

Memória Local”	2019
  The project aims to preserve the memory of communities, through integrated activities between elementary and high school students, teachers and communities. Partnership with “Museu da Pessoa.”
  2019: 1,474 people benefited.

COVID-19 actions	2020
  2020: in partnership with the Ministry of Health, Ultragaz supported the preventive campaign to fight the coronavirus (COVID-19). About 10 million people were impacted by information distributed in 19 states in more than 57 cities. Ultragaz also donated 650 thousand bars of biodegradable soap to less favored communities, 6 thousand basic food baskets to communities around our bases in Bahia, R$1 million to Sírio Libanês Grajaú field hospital and 8 thousand bottled LPG to poor communities.
  2021: donations of 8,000 LPG cylinders to CUFA (in the states of São Paulo and Bahia); food parcels for NGOs (in the states of Bahia, Pernambuco and Sergipe), including a national campaign in partnership with Gerando Falcões. Transportation of 2,000 oxygen cylinders from suppliers to hospitals in the state of São Paulo.

Instituto Alavanca	2020
  In 2020, we entered into a partnership with FIA, a reference among business schools, to revitalize the space of Instituto Alavanca, a non-governmental organization, associated with FIA, which offers educational activities for women, children and young people living in the São Remo community, in the city of São Paulo.
  In line with Ultragaz's sustainability mission, which has education as one of its investment pillars, the partnership aims to reactivate the facilities of the Alavanca institution. The work was completed in the first quarter of 2021.

Distribution infrastructure. Ultragaz’s distribution strategy includes having its own distribution infrastructure for bulk LPG, since it believes proximity to customers is a significant factor in successful distribution and sales strategies. Ultragaz also maintains a large independent reseller network for the bottled LPG. See “Independent resellers.” For both bottled and bulk LPG, deliveries are made by a staff wearing Ultragaz uniforms and driving vehicles with Ultragaz’s logo. Ultragaz has also invested in information technology for improving its process, such as logistics optimization and production efficiency. Ultragaz delivers bottled LPG, using a distribution network, which included 5.6 thousand independent resellers and a fleet of 117 vehicles for the delivery of gas bottles and 307 for bulk delivery as of December 31, 2021.

Bottled sales capacity derives from the number of bottles bearing Ultragaz’s brands. Ultragaz estimates that, as of December 31, 2021, there were 24.6 million 13 kg bottles stamped with Ultragaz’s brands in the market.

Independent resellers. Ultragaz’s independent distribution network ranges from large resellers, which carry out extensive home delivery, to single retail stores, which sell small quantities of LPG bottles. ANP Rule 51, enacted on November 30, 2016, that repealed the ANP Rule 297, sets that the independent resellers must be registered with ANP and comply with a list of prerequisites contained in such rule, as well as those required by law for the storage of bottles up to 90 kg. Also, each municipality sets forth its own safety regulations applicable to stores that sell LPG, including a minimum distance from certain locations, such as schools. For the year ended December 31, 2021, 97% of Ultragaz’s bottled LPG sales were made through resellers. The agreements entered between Ultragaz and independent resellers require the use of the Ultragaz brand and the display of the Ultragaz logo in the delivery vehicles and on the uniforms worn by delivery personnel. Proprietary rights of the trademark and the logo are retained by Ultragaz and are duly registered with the National Institute of Industrial Property (INPI – Instituto Nacional de Propriedade Industrial). All contracted resellers are Ultragaz’s exclusive representatives. Under the terms of the respective contracts, each dealer agrees not to deliver non-Ultragaz LPG bottles.

Ultragaz understands that investing in the efficiency of its reseller network is key for staying ahead of competition and at the same time aligned with market demand for LPG. Accordingly, Ultragaz has developed several programs aimed at improving resellers’ management quality and standards.

The main program is the Lapidar Challenge (exclusive excellence program for resellers), which seeks to standardize the best management practices of Ultragaz’s resellers, through the pillars of customer experience, business management, teams and resale structure, with focus on strict compliance with the laws applicable to the sector. Through a continuous evaluation process with annual cycles, resellers are classified into categories (Blue, Bronze, Silver, Gold and Blue Diamond) allowing participants to verify their performance against Ultragaz standards of excellence and stimulating constant improvement. In 2020, Ultragaz reviewed the entire program in order to make it more attractive, contributing to an evolution in its dealer network continuously and bringing excellence in execution and a better customer experience. In 2021, approximately 3,900 resellers participated in the program. Of those who participated, we chose the 150 resellers who achieved the highest cumulative score and classified them as Blue Diamond attesting to their compliance with most Ultragaz quality requirements.

Ultragaz offers to its new resellers a complete face-to-face training program, namely the Pre-operation, which is intended for resellers with no previous experience in LPG, and Cultura Azul (Blue Culture) that aims to insert resellers who already have experience in the segment in the Company's culture. The goal is to accelerate the maturation process of new resellers, sharing the best market practices, financial knowledge, operational, marketing and team management. Before start operating, our resellers receive a complete package of guidelines to ensure the standard of both brand structure and visual identity and the standard of service that is Ultragaz's hallmark to generate a positive experience for our customers.

In 2020, Ultragaz created a digital relationship channel with its resellers called MAP – Meu Amigo Parceiro. In this app resellers have access to resources that improve their work process such as: inclusion and status of orders placed, access to invoices and receipt, exclusive training program, marketing content, among others. Through MAP the reseller also accesses a marketplace platform, namely Portal Ultragaz, where they can purchase several items for resale and on terms and conditions negotiated by Ultragaz itself with previously accredited suppliers.

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

Payment terms. Ultragaz’s sales through its retail stores and through home delivery are made mainly on a cash basis. Ultragaz’s sales to independent resellers and to industrial and commercial users have payment terms of 17 days on average.

Bottle swapping centers. Pursuant to the Self-Regulatory Code, established in 1996 and approved by ANP, the LPG distributors have established 9 operating swapping centers to facilitate the return of the bottles to the appropriate distributor. Under the Self-Regulatory Code, while LPG distributors may pick up any empty LPG bottles tendered by customers in exchange for full LPG bottles, whether or not such empty bottles were put in circulation by that distributor, after October 1997, LPG distributors were not permitted to refill third-party bottles. Accordingly, LPG distributors may deliver third-party bottles to a swapping center where such bottles may be exchanged for bottles placed in circulation by such LPG distributor. The swapping centers currently charge an average fee of R$0.70 (Dec/21) per exchanged LPG bottle.

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

Supply of LPG. Currently, Ultragaz and all other LPG distributors in Brazil purchase all or nearly all LPG from Petrobras. Ultragaz has a formal contract with Petrobras for the supply of LPG. The procedures for ordering and purchasing LPG from Petrobras are generally common to all LPG distributors, including Ultragaz, and is based on a three months rolling forecast planning. There have been no significant interruptions in the supply of LPG by Petrobras to the distributors since an interruption in 1995 due to a 15-day strike by Petrobras employees.

Prices of LPG. From 2017 on, LPG refinery prices were adjusted more frequently. In the last few years, Petrobras’ practice has been not to immediately reflect in its oil derivatives prices in Brazil the volatility of international prices of oil and oil derivatives. However, in June 2017, the dynamic of LPG prices supplied by the distributors was modified to reflect international price volatility and exchange rate variation. In January 2018, the pricing policy for LPG acquisition at refineries was adjusted to soften the transfer of price volatility in the international market to the domestic price. The monitoring period for international prices and currency rates, which dictate the percentages of price adjustment, was the average of the preceding twelve months, rather than monthly variation, and price adjustments became quarterly, rather than monthly. In August 2019, Petrobras terminated the existing policy and, since then, the price adjustment does not follow a specific periodicity, but tends to follow international trends.

As a result of the ongoing COVID-19 pandemic, and, more recently, the military conflict involving Russia and Ukraine, LPG commodity prices have experienced significant volatility. Petrobras followed this pattern for domestic LPG prices, reaffirming the international parity price policy for all its fuels, LPG included.

LPG prices for bulk and bottled segments were historically different. In November 2019, price differentiation was ended, which resulted in domestic prices for all segments being converted into one single price, as shown below.

The following table shows monthly price adjustments for residential and commercial and industrial LPG for the years ended December 31, 2021, 2020, and 2019.

% Petrobras LPG prices adjustments
Date	Residential	Commercial and Industrial
Jan-19	-	-3.4%
Feb-19	1.0%	-3.0%
Mar-19	-	6.0%
Apr-19	-	6.0%
May-19	3.5%	-
Jul-19	-	-9.8%
Aug-19	-8.2%	-13.5%
Oct-19	5.0%	3.0%
Nov-19	4.0%	0.6%
Dec-19	5.0%
Feb-20	-2.9%
Mar-20	-20.1%
May-20	5.0%
Jun-20	5.3% and 5.0%
Jul-20	5.0%
Aug-20	10.0%
Oct-20	5.0%
Nov-20	5.0%
Dec-20	5.5%
Jan-21	6.0%
Feb-21	5.0%
Mar-21	5.0%
Apr-21	5.0%
Jun-21	6.0%
Jul-21	6.0%
Oct-21	7.0%

The following table shows a comparison between Petrobras’ average prices and international parity prices (R$ per ton) on yearly basis:

Year	Petrobras avg price	International parity price
2019	2,134	1,612
2020	2,139	1,893
2021	3,452	3,477

Storage of LPG. On December 31, 2021, Ultragaz’s storage capacity was approximately 20.8 thousand tons, including Utingás’ storage capacity. Based on its 2021 average LPG sales, Ultragaz could store approximately 3.7 days of LPG supply.

Ultragaz stores its LPG in large tanks at each of its filling plants located throughout the regions in which it operates. Primary filling plants receive LPG directly from refineries and processing units by pipeline; secondary filling plants are supplied by truck; and satellite plants primarily hold LPG which is used to fill bob-tail trucks for small bulk distribution to customers that are not located near a primary or secondary filling plant. See “Item 4.D. Information on the Company — Property, Plants and Equipment.”

Competition. Ultragaz’s main competitors are:

  Liquigás, which was owned by Petrobras until December 2020, when it was acquired by a consortium formed by Itaúsa S.A., Copagaz, Nacional Gás and Fogás, and has been operating in the Brazilian LPG distribution sector for more than 60 years;
  Supergasbras, formed by the merger of Minasgás S.A., founded in 1955, and Supergasbras S.A., founded in 1946, and controlled by SHV Energy, a major multinational LPG distributor; and
  Nacional Gás, a Brazilian LPG distributor, which has been present in the market for more than 60 years.

The following table sets forth the market share of Ultragaz and its competitors in terms of volume according to ANP:

	Year ended December 31,
LPG Distributor	2021	2020
Ultragaz	23.1%	23.1%
Copa Energia (Liquigás + Copagaz)	25.7%	30.0%
Nacional Gás Butano	21.3%	18.5%
Supergasbras	20.6%	20.0%
Others	9.3%	8.5%
Total	100.0%	100.0%

Considering that the bottled market for LPG is mature with relatively low consumption growth, the competition is largely based upon attempts by LPG distributors to increase market share at the expense of their competitors. Since per capita consumption is small, low distribution cost is the critical factor in dictating profitability. Therefore, LPG distributors largely compete based on efficiencies in distribution and delivery as all LPG distributors currently purchase nearly all their LPG requirements from Petrobras, and as Petrobras’ refinery price charged to the distributors is the same to all LPG distributors. Ultragaz’s main markets, including the cities of São Paulo, Salvador and Recife, are highly populated areas and therefore distribution to this market can be carried out with great economies of scale resulting in lower distribution costs to Ultragaz. Additionally, Ultragaz benefits from low bulk LPG distribution costs.

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

In 2019, the Brazilian LPG market decreased by 0.3% compared to 2018. The bottled segment decreased by 0.5%, and the bulk segment increased by 0.4%. In 2020, the Brazilian LPG market increased 2.9% compared to 2019. The bottled segment increased by 3.8%, due to the lockdown effect of COVID-19, and the bulk segment remained stable. In 2021, the Brazilian LPG market decreased 1.1% compared to 2020 while the bottled segment decreased by 3.3%, due to the lift of many COVID-19 restrictions and an ease on lockdowns. On the other hand, the bulk segment increased 7.1% in 2021 as compared to 2020, mainly due to the economic recovery.

In 2020, Liquigás, the second biggest LPG distributor of Brazil, was bought by Itaúsa, Copagaz, Nacional Gás Butano and Fogás. The buyers initially own, respectively, 79%, 20% and 1% of Liquigás current assets and customers, according to Sindigás. The following graph shows LPG sales volume for the Brazilian market and Ultragaz for the periods indicated.

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

Income tax exemption status. Brazilian legislation provides a 75% income tax reduction for businesses located in the Northeast region of Brazil, which depends on SUDENE’s formal and previous approval. Ultragaz is entitled to this tax benefit at its filling plants located at Mataripe, Caucaia, Juazeiro, Aracaju and Suape until 2024, 2025, 2026, 2027 and 2027, respectively. The total amount of SUDENE’s income tax exemption for the Ultragaz segment for the years ended December 31, 2021, 2020 and 2019 was R$19.7 million, R$23.1 million and R$17.1 million, respectively. For further information, see Note 10.c to our consolidated financial statements.

  Storage services for liquid bulk

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
  Liquid bulk (fuel and chemicals): oil, alcohol, chemicals, fuel;
  Liquid bulk (vegetable): oil, food, juice;
  Containerized and general cargo: machines, equipment, furniture, food, clothing, vehicles, livestock.

According to the information presented by the Brazilian Infrastructure Ministry, in 2018 (latest data available), solid bulk accounted for 64% of all cargo handled in Brazilian ports, followed by liquid bulk (21%) and containerized and general cargo (15%). The PNLP projects that by 2060, the participation of liquid bulk is expected to rise to 24%.

Ultracargo

Ultracargo is the largest private provider of liquid bulk storage in Brazil. The company stores and handles liquid bulk, mainly fuels, chemicals and vegetable oils. Ultracargo also offers ship loading and unloading services, operation of pipelines, logistics programming and installation engineering. Ultracargo’s ten largest clients accounted for 67% of its revenues in 2021, with its three largest clients, Ipiranga (a related party), Braskem and Vibra, accounting for 14%, 12% and 10%, respectively, of Ultracargo’s revenues.

Terminal infrastructure. As of December 31, 2021, Ultracargo operated 7 terminals, along the Brazilian coast, with a total capacity of 983 thousand cubic meters.

Ultracargo’s strategic location of its operations, close to the main Brazilian port terminals, railroad junctions and roads, is one of the company’s main strengths and a key driver for integrated services profitability. Ultracargo’s history is one of pioneering logistics solutions in the Brazilian market.

The following table sets forth the volumes sold at Ultracargo’s port terminals during 2021.

Facility	Volume sold (in thousand cubic meters)
Santos (state of São Paulo)	3,736
Aratu (state of Bahia)	2,778
Suape (state of Pernambuco)	2,576
Itaqui (state of Maranhão)	3,026
Rio de Janeiro (state of Rio de Janeiro)	214
Paranaguá (state of Paraná)	216
Total	12,545

Regulation. Seaport infrastructure and services in Brazil are regulated by a federal agency named ANTAQ, which was created in 2001 to implement, regulate and enforce guidelines established by the Infrastructure Ministry. The agency dedicates efforts to ensure an adequate level of competition, tariffs, and to balance the interests of clients and service providers.

Storage facilities. Ultracargo primarily provides storage services for liquid bulk, especially fuels, chemicals and vegetable oils. Ultracargo provides storage facilities to Braskem and most of the second-generation petrochemical companies in the Northeastern Petrochemical Complex, including Oxiteno (a related party as of December 31, 2021). Transactions between Ultracargo and Oxiteno are carried out strictly on an arm’s-length basis.

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

In 2019, Ultracargo’s operational capacity in Santos increased by 84 thousand cubic meters as a result of the retrofit of 38 thousand in July and the repair of 46 thousand cubic meters in September 2019. In October 2019, Ultracargo added 30 thousand cubic meters to Itaqui’s capacity through the implementation of the first phase, out of three phases, of its expansion. Also, in 2019, Ultracargo won a bid for a greenfield terminal in Vila do Conde’s port, located in Barcarena, state of Pará. Vila do Conde is considered a strategic position for Ultracargo, since it will allow the company to meet the increasing demand for fuel at the state of Pará. Ultracargo incorporated Tequimar Vila do Conde Logística Portuária S.A. in 2019 in connection with Vila do Conde’s concession. See “Item 4.A. Information on the Company — History and Development of the Company — A.1 Continuing Operations— Ultracargo.”

In 2020, Ultracargo’s operational capacity in Itaqui increased by 24 thousand cubic meters (8 thousand in February, 10 thousand in March, and 6 thousand in July), through the full implementation of the second phase and beginning of the third phase of its expansion.

Ultracargo adopted in 2020 two innovative and strategic initiatives: Conecta, a digital transformation program designed to develop and improve processes across the various areas of the company and enhance operational efficiency based on a new software architecture; and Soul, a new operational management model designed to optimize the terminal’s operations. In 2021, the company concluded the implementation of Conecta at the terminals of Itaqui, Suape, Vila do Conde and at its headquarters. The implementation is expected to be concluded in all terminals until the end of the first semester of 2022. Another initiative developed throughout the year was Soul, which already demonstrates notable gains related to continuous improvement in processes and management methods, in addition to reduction in waste and optimization of operational processes, and increased productivity and safety standards.

Also in 2021, Ultracargo accomplished several milestones related to its expansion plan, consolidating its position and leadership in the liquid bulk market. In April, the company won the public auction to operate in the IQI13 area at the Itaqui port, where the company already operates and is the market leader. The new area initially increased Ultracargo’s total capacity by 79 thousand cubic meters. Throughout 2021 Ultracargo concluded the phase 3 expansion at the Itaqui terminal, which further increased its total capacity by 46 thousand cubic meters. As a result, Ultracargo currently has a capacity of 155 thousand cubic meters to operate in such a port. At Vila do Conde terminal, Ultracargo started its operation in December 2021, with a total capacity of 110 thousand cubic meters. Ultracargo currently is the only provider of storage services for liquid bulk at this port, which marks an important step in the expansion plan for the North region.

Competition. Ultracargo remains among the leaders in all the ports in which we operate. According to ABLT, our market share in product storage in 2021 was 100% in Rio de Janeiro, 68% in Aratu, 55% in Itaqui, 37% in Suape, and 20% in Santos.

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
  Vopak, which is one of the world leaders in tank storage. Vopak operates terminals in Santos and Aratu.

The following table sets forth the market share of Ultracargo and its competitors in terms of volume handled according to ABTL in 2021:

Market share – Volume handled (tons)
Ultracargo	24.9%
Cattalini	15.8%
Ageo-Copage	13.2%
Odfjell	8.7%
Vopak	8.3%
TFB S/A	6.6%
Others*	22.5%

* Others: Oiltanking, Adonai, APPA, CBL, Pandenor, Stolthaven, Temape and Terin.

Maintenance and quality control. During the design phase of each terminal, Ultracargo determines the capacity, accounting for a preventive maintenance program, considering a schedule for rotational tank shutdowns, to ensure storage supply, meeting all clients’ needs. As of December 31, 2021, preventive maintenance was performed by 100 Ultracargo’s own employees, in addition to 40 third-party contractors. In addition, Ultracargo has a team of employees dedicated to ensuring appropriate levels of quality in our services and compliance with safety standards.

Environmental, health and safety standards. Ultracargo is subject to Brazilian federal, state and local laws and regulations relating to environmental protection, safety, and occupational health and safety licensing by the fire department. CONAMA (National Environmental Council) is the main responsible for ruling and accepting matters with respect to the environment. Environmental state agencies and municipal departments are also responsible for establishing and supervising complementary laws and regulations. Ultracargo, also must obtain authorizations and/or licenses from federal, state, and/or municipal environmental agencies and fire departments to implement and operate their facilities. Ultracargo is required to develop and implement programs to control air and water pollution and hazardous waste, emergency plans for its terminals and headquarters, involving communities, public companies, and other private companies. Some of the products stored in Ultracargo’s terminals such as fuel and some chemicals may be classified as hazardous by The International Maritime Dangerous Goods Code (IMDG), which is also used by ANTAQ. The storage and transport of these products may be subject to specific regulation and authorization by the port authority. Ultracargo is in compliance with international standards as ISO 9001, ISO 14001 and ISO 45001.

To move forward with its climate change strategy, the company developed a partnership with a specialized consulting company to estimate the total volume of emissions and started studies to identify new technologies that could be an alternative to equipment dependent on volatile organic compounds (VOCs) at the Santos terminal, which is responsible for most of the scope 1 emissions of the company. Scope 2 emissions resulting from the acquisition of electric energy ceased in 2021 with the migration to cleaner energy sources and the acquisition of international certificates (I-REC). The company also counts with a hydric system in the terminals in Itaqui, Santos and Vila do Conde ports that allows the reuse of rainwater in its operations. Furthermore, at the construction of Itaqui and Vila do Conde expansions projects, the company reused the water of the hydrostatics tests saving up 136 thousand cubic meters in the process.

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

In 2020, Ultracargo launched the Vital quality management system, which consists in a group of best practices regarding safety, environment and risk mitigation, and is applied in all of the company’s terminals. Also, in 2020, all terminals were evaluated according to the first stage of certification by ISO 45001 as the evaluation process occurred in Vital system.

              Income tax exemption status. Brazilian legislation provides a 75% income tax reduction for businesses located in the Northeast region of Brazil, which depends on SUDENE formal and previous approval. Ultracargo’s terminals at Aratu, Suape and Itaqui are entitled to the tax benefit up to 2022, 2030 and 2030, respectively. The total amount of SUDENE’s income tax exemption for the Ultracargo segment for the years ended on December 31, 2021, 2020 and 2019 was R$27.4 million, R$23.0 million and R$8.2 million, respectively. For further information, see Note 10.c to our consolidated financial statements.

C. Fuel Distribution

The Brazilian fuel market comprises the distribution and marketing of gasoline (including aviation gasoline), ethanol, diesel, fuel oil, kerosene (including aviation kerosene) and natural gas for vehicles (NGV). In 2021, diesel represented 48% of the fuels distributed in Brazil, followed by gasoline, ethanol, NGV, fuel oils and kerosene, each of which represented 31%, 13%, 2%, 3% and 3%, respectively.

Growth in the fuel distribution sector has been directly influenced by GDP growth rates and size of light vehicle fleet. GDP growth is the main driver for diesel volume, given that diesel in Brazil is highly used for buses, trucks and agricultural engines. The size of the light vehicle fleet influences the growth in the combined volumes of gasoline, ethanol and NGV, which are basically used for light vehicles. The growth in the size of the car fleet in turn, is highly correlated with credit availability and disposable income. In recent years, the economic recession has affected the credit availability and levels of disposable income in Brazil. See “Item 5.D. Operating and Financial Review and Prospects—Trend Information.”

In December 2021, credit in Brazil reached 54% of GDP, compared to 54% and 48% in December 2020 and 2019, respectively. Disposable income grew in Brazil in 2021, while the unemployment rate decreased and, as a result, vehicle sales increased in 2021 when compared to 2020. According to RENAVAM, approximately 2 million new light vehicles were registered in Brazil in 2021, an increase of 1% compared to 2020. The average fleet of light vehicles increased by 0.4% in 2021 in comparison to 2020, reaching more than 43.5 million at the end of the year, according to ANFAVEA. Out of all vehicles sold in 2021, 82.2% were flex-fuel vehicles, which have engines adapted to operate with either gasoline or ethanol, or any combination of the two, 2.7% were vehicles powered only by gasoline, 13.4% were diesel powered only and 1.8% were electric vehicles. Since the launch of flex-fuel vehicles in Brazil in 2003, 38 million flex-fuel cars have been sold in Brazil.

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

The following chart shows the oil-derivative fuel distribution process in Brazil:

The following chart shows the ethanol distribution process in Brazil:

Distribution of oil-derivative products is carried out through an extensive network of primary and secondary storage terminals. Primary storage terminals are generally located near refineries and ports and are used to store products to be sold to customers (service stations, large consumers and TRRs) and to be transported to secondary storage terminals.

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

Since January 2008, under the Biodiesel Program, distributors have been required to include a percentage of biodiesel in the volume of diesel sold, in order to reduce greenhouse gas emissions. In March 2016, the government enacted Law No. 13,263, which increased the required percentage of biodiesel mix to diesel to 8% until March 2017, which was further increased to 10% in 2019. On October 29, 2018, the National Council of Energy Policy published CNPE 16/2018 Resolution authorizing ANP to increase the biodiesel mix requirement to 15% until 2023, subject to technical testing of engines. As of the date of this annual report, there are 169 fuel distributors authorized by the ANP to operate in Brazil.

Supply. Petrobras is currently the only relevant domestic supplier of oil derivatives, accounting for 79.6% of Brazilian production. There are currently 19 oil refineries in Brazil, 14 of which are owned by Petrobras although it is in the process of selling seven of them. Petrobras’s total refining capacity in December 2021 was 302,000 cubic meters per day. Brazilian refineries are located predominantly in the South and Southeast regions of Brazil. The overall product yield for these refineries in 2021 was 39% diesel, 23% gasoline, 15% fuel oil, 7% LPG and 17% other products, including naphtha. In 2021, 75.5% of oil derivatives was supplied by local refineries and the remaining 24.5% was imported.

Ethanol is purchased from various producers. In 2021, approximately 30 million cubic meters of ethanol were produced, 38% of which was anhydrous ethanol and 62% was hydrated ethanol. Brazil’s supply of anhydrous and hydrated ethanol is seasonal and depends mostly on the sugarcane harvest.

Biodiesel is purchased from the many producers of biofuels in Brazil, and its main raw materials are tallow and soy seeds. As of December 31, 2021, there were 53 biodiesel producers, located predominantly in the Midwestern region. Brazil’s biodiesel production in 2021 was 6.8 billion of liters. Since January 2008, which was the first year of the Biodiesel Program, Petrobras has been required to purchase biofuels in auctions promoted by ANP and supply distributors with amounts of biodiesel corresponding to the proportional volume of diesel purchased. This policy aims to prevent distributors from selling diesel without including the minimum required amount of biodiesel.

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

 In January 2015, the Brazilian government announced the return of the CIDE tax and the increase in the PIS and COFINS taxes levied on fuel, with an impact of R$220 per cubic meter for gasoline and R$150 per cubic meter for diesel, valid from February 1, 2015. On September 30, 2015, Petrobras announced a new increase in gasoline and diesel prices of 6% and 4%, respectively.

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

In 2021, fuel costs rose significantly in Brazil, as oil prices rose globally as a result of the gradual recovery in demand after the economic downturn caused by the pandemic in 2020 coupled with the continued devaluation of the Real in comparison to the U.S. dollar. The Brazilian government reacted by trying to reduce the volatility of international prices in the domestic market through the implementation of longer intervals between Petrobras' price adjustments and federal tax exemptions on diesel and LPG. In 2021, Petrobras maintained a price adjustment policy linked to the international diesel and gasoline market. However, the readjustments announced by Petrobras throughout the year were less frequent as compared to 2020 and domestic prices remained most of the time below parity with international prices.

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

On January 13, 2005, in accordance with Law No. 11,097, the National Biodiesel Program (Programa Nacional de Biodiesel) was created. Since 2008, a certain amount of biodiesel has been required to be added to diesel. In addition, some changes were required in the distributors’ facilities, as well as the restructuring of its logistics. In March 2016, the government enacted Law No. 13,263, which increased the required percentage of biodiesel mix to diesel to 8% until March 2017, reaching 10% up to 2019. On October 29, 2018, the National Council of Energy Policy published CNPE 16/2018 Resolution authorizing the ANP to increase the biodiesel mix requirement to 15% until 2023, subject to technical testing of engines.

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

From 1971 until 2019, Petrobras acted in the Brazilian fuel distribution market through its subsidiary BR Distribuidora. Since 2019, BR Distribuidora became a private company, and changed its name to Vibra, which is the leader in the fuel distribution market, with a market share of 25.4% in 2021, according to ANP.

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

ABD is the association that represents the interests of major Brazilian players of the downstream oil and gas supply chain. The association was formed in 2020 as part of Brazilian Petroleum Institute (IBP) and its primary purpose is to promote uniform standards for industry regulation and to provide a forum in which members can discuss matters affecting the industry and downstream sector. ABD represents its members in discussions before federal and state governmental bodies and presents its members perspectives on relevant laws and regulations, including those relating to taxation, operations, industrial and occupational safety and environmental protection. Prior to ABD, the Sindicom, founded in 1941, was the main association responsible for representing the interests of fuel and lubricant distributors in Brazil. Now, most of its previous actions are concentrated in ABD while Sindicom currently focus on taking judicial action on matters in connection with this sector.

During the 1990s, when the process of deregulation began in the fuel distribution sector in Brazil, a number of parties entered the market with a business model based on cost advantages derived from anticompetitive practices through fuel adulteration and tax evasion, including (i) diluting gasoline by mixing solvents or adding anhydrous ethanol in an amount greater than the permitted by applicable law (anhydrous ethanol has its taxation incorporated into gasoline “A” and is historically cheaper than gasoline), (ii) non-payment of federal taxes on fuels, taxes on gross revenues and state value-added taxes and (iii) selling anhydrous ethanol mixed with water as hydrated ethanol. Such practices have enabled these players, all of them smaller distributors, to increase their market share by charging artificially lower prices also based on artificially lower costs. Major distributors, including Ipiranga, have taken, individually and collectively, a number of actions targeted at reducing or eliminating the effects of these anticompetitive and illegal practices.

Among the actions taken were: (i) significant interaction with the Brazilian judiciary, including holding seminars for judges and prosecutors concerning the problems facing the industry and directly participating in tax litigation involving distributors that are not ABD members, (ii) sponsorship of the development of a chemical coloring solvent that is added to anhydrous ethanol, in order to prevent the addition of water (and later to be sold as hydrated ethanol); (iii) contribution to the development of CODIF, a system that electronically controls the collection of value-added taxes on fuel sales, (iv) support in the implementation of electronic invoices at the federal level, concluded in 2008, (v) support for ANP regulation which established brand definition and the obligation of disclosing the origin of the fuels in order to inhibit certain distributors from using a fake brand (known as cloned stations); (vi) development of a new model for biodiesel commercialization implementing a transition from bimestrial biddings managed by Petrobras using its PETRONECT system to open market with free negotiation between producers and distributors subject to 80% of volume goals to be determined annually by ANP; and (vii) the suggestion of several other measures, supported by ANP, including focusing the collection of PIS and COFINS on distilleries and the installation of flow meters, which were included in Law No. 11,727/2008. As a result of these efforts, the more regulated market has been leading to the weakening of the business model of lower prices based on artificially lower costs and unfair practices, creating a level playing field and increasing sales volume of the formal market.

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

Decarbonization credits. The RenovaBio Program was designed to support Brazil’s COP21 goals and was launched in 2016 by the Ministry of Mines and Energy (MME), instituted as the “National Biofuels Policy.” RenovaBio’s goal is to reduce carbon emissions and encourage the consumption and production of biofuels in Brazil, contributing to a higher share of renewable fuels of Brazil’s energy matrix. This program foresees that biofuel producers will generate CBIO’s (biofuel decarbonization credit) in an amount related to the volume produced, and distributors receives decarbonization targets according to the volume of oil products sold, to their share of CO2 emissions in gasoline and diesel, and then they are required to acquire CBIO’s to achieve those targets. The CBIOs acquired are recorded at acquisition cost and are retired in the year to fulfill the individual target set by the ANP.

In December 2019, the RenovaBio Program was fully implemented. Despite coming into effect in 2019, Ipiranga was not required to buy CBIOs that year as the target for 2019 was required to be purchased in 2020. In 2021, the total target pursuant to the RenovaBio Program was 24.9 million CBIOs, and Ipiranga acquired 4.7 million CBIOs, in connection with its own individual target under RenovaBio Program.

Ipiranga

Ipiranga was established in 1937 and is one of the largest fuel distributors in Brazil, with 18.4% market share in terms of sales volume in ethanol, gasoline and diesel in 2021, according to ANP. Ipiranga distributes diesel, gasoline, ethanol, NGV, fuel oil, kerosene, ARLA 32 (liquid agent to reduce nitrogen oxides emissions from heavy vehicles), lubricants and greases nationwide through its network of 7,104 service stations and 90 storage terminals as of December 31, 2021.

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
  AmPm - convenience store; and
  Jet Oil - oil exchange service centers.

              In 2016, Ipiranga entered into a joint-venture agreement with Chevron to create a new company in the lubricants business, Iconic, of which Ipiranga and Chevron hold 56% and 44% respectively. The operation began in the end of 2017. The JV combines two complementary and experienced companies in this business, aiming at value creation by sharing best practices and strengthening its position in the competitive Brazilian lubricants market. The combination of the two businesses increases the capillarity of the sales channels in Brazil through Ipiranga’s network, as well as through Ipiranga’s and Chevron’s lubricant distributors network. Currently, Iconic serves more than 110 thousand customers among industries, retail and large consumers in Brazil through 38 authorized distributors. The company operates three plants, two in the state of Rio de Janeiro and one in São Paulo. Iconic sells lubricants, greases and coolants under Ipiranga and Texaco brands. For the year ended December 31, 2021, Iconic's sales volume was 286 thousand cubic meters compared to 267 thousand cubic meters in 2020 and 280 thousand cubic meters in 2019.

Ipiranga’s fuel distribution

Ipiranga operates in the retail segment of the fuel distribution market through a network of service stations operating under the Ipiranga brand throughout Brazil. Sales volume from service stations network accounted for 75% of total sales in 2021. Ipiranga also operates in the business-to-business (B2B) segment with more than five thousand customers, such as state and municipal governments, industries and cargo and passenger transportation fleet owners. Distribution to B2B accounted for 25% of Ipiranga's sales in 2021.

In 2021, the volume of fuel sold by Ipiranga increased by 5%, while the volume of diesel sales increased by 6%. The volume of gasoline, ethanol and NGV was 3% higher compared to the previous year, with a reduction of 9% in ethanol and an increase of 10% and 5% in gasoline and NGV, respectively.

The table below shows Ipiranga’s sales of fuels by products:

	The year ended December 31,
	2021	2020	2019
	(in thousand cubic meters)
Diesel	11,805.7	11,164.2	11,533.3
Gasoline	7,051.8	6,417.2	7,380.8
Ethanol	2,938.9	3,247.4	3,864.7
Lubricants	286.3	266.7	279.8
Others(1)	394.1	365.5	435.6
Total volume sold	22,477.0	21,461.0	23,494.1

(1)         Includes NGV, fuel oil, kerosene and ARLA 32.

Network of Service Stations. Responsible for 75% of total sales in 2021, the retail segment of the fuel distribution market had, as of December 31, 2021, a network of 7,104 service stations operating under the Ipiranga brand throughout Brazil, of which 831 are located on land owned by or leased to Ipiranga, while 6,273 are located on lands owned by third parties. In 2021, 91% of these stations were located in urban areas, whereas the remaining 9% were located on highways.

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

Ipiranga has created incentive programs over the years in order to strengthen brand loyalty and its relationship with its resellers’ network, in order to differentiate itself from its competitors. These incentive programs include annual rewards to its resellers, such as international trips through the relationship program Clube do Milhão (Million Club), upon the accomplishment of pre-established goals. Ipiranga also establishes relationship programs with resellers’ employees, such as Clube Vip (VIP Club), to encourage the sale of added-value products and services. Training programs are provided to these employees focusing on developing their knowledge about the business and their capacity for selling products and services.

B2B – Business to business. Ipiranga operates in the B2B segment with more than five thousand clients, such as state and municipal governments, industries and cargo and passenger transportation fleet owners. In 2021, Ipiranga’s ten largest clients in B2B segment accounted for 17% of its revenue and no single customer accounted for more than 4%. Distribution to B2B represented 25% of Ipiranga’s sales in 2021.

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

Distribution infrastructure. Ipiranga operated through 90 storage terminals as of December 31, 2021, that were strategically located to facilitate fast and efficient delivery of its products. There are two types of facilities: primary storage terminals, generally located near the coast and major cities, which are supplied by refineries through pipelines, and secondary storage terminals, which are mainly located inland, and are supplied by primary terminals by railroad or through road transportation for locations not accessible by railroad. Ethanol is supplied to the terminals mostly by road.

Ipiranga has its own fleet of trucks through its transportation company, Tropical, which was responsible for transporting 29% of the volume of fuels sold by Ipiranga in 2021, with the remaining portion of the transportation provided by third parties.

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

Brazilian refining capacity is not sufficient to serve the whole country’s demand for fuels; as a result, companies in this segment need to import fuel to complement their supply. In 2021, 75.5% of oil derivatives was supplied by local refineries and the remaining 24.5% was imported. Ipiranga began importing fuels in 2016 and, since then, strengthened its infrastructure in the main Brazilian ports and expanded its importing capillarity to ensure its capacity to supply its resellers.

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

Ethanol producers have been investing in production capacity on the basis of higher fuel consumption and prices, also encouraged by the Brazilian decarbonization program, RenovaBio. The RenovaBio Program is designed to support Brazil’s COP21 goals and was launched in December 2016 by the Ministry of Mines and Energy (MME), instituted as the “National Biofuels Policy.” The goal of the Program is to create a market for decarbonization credit for biofuels (CBIO). Therefore, RenovaBio aims to recognize environmental benefits of biofuels, remunerating the sector’s role in reducing GHG emissions.

Storage of fuels. Ipiranga stores its fuels in large tanks at each of its facilities located throughout the regions in which it operates. Primary facilities receive fuels directly from Petrobras by pipeline and from distilleries by railroad and road transportation, while secondary facilities are supplied by railroad and trucks. See “Item 4.D. Information on the Company—Property, Plant and Equipment.” In 2021, Ipiranga’s storage capacity was 921.3 thousand cubic meters. Based on its 2021 average sales, Ipiranga can store approximately fifteen days of fuel supply. Accordingly, an interruption in the production of oil-based fuels for longer than that time period could result in shortages, such as the one that occurred during the Petrobras strike in 1995. See “—The role of Brazilian government.”

In 2021, we had the start-up of the operations of the SPEs of Cabedelo and Belém (BEL2A), in addition to the beginning of the operations of the shared base of Miritituba, which has 21,000 cubic meters of static capacity and in which Ipiranga, Vibra and Raízen hold equal stakes. In the second half of 2021, Ipiranga started the construction of a shared base in Fortaleza, which will have a total static capacity of 21,000 cubic meters, and in which Ipiranga will hold 60% of the capacity. The start-up of this base is scheduled for the first quarter of 2023. We also started operations at the Ultracargo terminal in Vila do Conde (state of Pará), with a contracted static capacity of 25,000 cubic meters.

AmPm

AmPm convenience store is the eighth largest franchise network in the country, according to ABF’s (Brazilian franchising association) ranking in 2021, with 1,841 stores, a penetration of 26% in the total service stations as of December 31, 2021.

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

With nationwide presence, our bakeries serve fresh products, such as bread, coffee, snacks and hot meals through 146 items, including AmPm branded products. A convenience store with a bakery has the potential to substantially increase its revenues when compared to a regular AmPm by offering more products of daily consumption and increasing the flow of costumers in the store. Ipiranga ended 2021 with 842 bakeries.

In 2014, Ipiranga launched a new beer purchase experience through its Beer Cave, which is a walk-in refrigerated area that stores more than 100 premium brands of beer. Ipiranga ended 2021 with 477 Beer Caves.

In order to strengthen the AmPm convenience stores’ product offerings and operations, Ipiranga launched in 2014 its own supply solution. The AmPm Suprimentos concentrates logistics, sales and customer service of the convenience store main products in just one structure – covering 55.9% of the products basket and serving approximately 1.5 thousand stores. This initiative aims to streamline the AmPm convenience store’s operation, increase the competitiveness of franchisees and ensure higher-quality product range and higher standardization of products assortment and availability. This model allows the entry of a wider range of suppliers, who are unable to deliver to each store individually, and eliminates the effort required for franchisees to keep their stores stocked.

At the end of 2021, AmPm Suprimentos operated four distribution centers located in Rio de Janeiro, São Paulo, Paraná and Rio Grande do Sul states, which supply the stores in those states with the main categories of products, except tobacco and ice cream.

As of December 31, 2021, AmPm had five stores with the Super Store model (stores from 300 m² to 600 m²) with an extended mix of products, installed in the states of Santa Catarina, Paraná, São Paulo and Rio de Janeiro.

In September 2020, we revised the criteria adopted to account the number of stores under our franchises network. We began to reevaluated franchises that have not been operating for at least 6 months, franchisees that formally ceased operations as agreed with us or franchises that are located on sites that are no longer an Ipiranga branded service station. We also promoted a significant improvement in our physical store concept, removing the AmPm brand from stores that we believe were no longer suitable for this new omnichannel model for structural or operational reasons.

In order to expand our franchise network, we also started operating our own AmPm stores. As of December 31, 2021, we were running 206 AmPm units and we expect to further expand the number of company-operated stores going forward. AmPm's company-operated stores are intended to (i) strengthen the franchise model, (ii) achieve operational excellence, (iii) boost the profit of the business model, (iv) test the business model, and (v) work as a transitional operation model when franchisees withdraw or until we believe the franchise model is sufficient to lead to critical mass and turnover in the region where own stores are located.

The company-operated stores have a management model focused on business results, efficient management controls and a specialized team with experience in retail management. The location choices are determined by an expansion committee that analyzes the trade with indicators and decide whether to go ahead with the venue in question. This allows AmPm to accelerate its expansion in a more strategic and secure way with focus on return on investment.

In January 2020, AmPm released a new store model, developed with up-to-date concepts in the global C-Store market. This new store focuses on a more fluid and less frictional consumer journey with a strong emphasis on foodservice. As a result, the first stores using this concept show an average growth in sales of food category products. We believe this new store concept changes the way customer shop in AmPm by allowing customers to be closer to walk-in coolers, including a beer cave format, and to have a digital experience, including a digital drive thru pursuant to which customers can purchase products in an app without leaving their own cars. As of December 31, 2021, AmPm had 162 stores in the new concept, being 79 company-operated stores and 83 franchises. We expect to implement this new omnichannel concept as part of our plan to achieve operational excellence in our AmPm stores.

The table below shows the highlights of AmPm stores:

	2021	2020
Number of gas stations	7,104	7,107
Number of stores	1,841	1,804
Penetration in service stations (1)	26%	25%
Revenues (in millions of Reais)	1,751.9	1,738.6
SKUs	1,515	1,563
Average area (in square meters)	56.6	60.1

(1)       Calculated based on the number of AmPm’s stores in relation to the number of Ipiranga’s gas stations.

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

These strategic differentiation initiatives resulted in a better value proposition for customers and resellers, generating benefits for the whole chain – the consumer gets access to differentiated products and services, the reseller earns higher revenues, and the service station obtains a differentiated positioning, turning AmPm into a convenience business platform for facilitating people’s daily routine and mobility.

Jet Oil

The Jet Oil business unit, Ipiranga’s lubricant-changing and automotive specialized service network, is the nineteenth in ABF (Associação Brasileira de Franquias – Brazilian Franchise Association) ranking among all kind of franchises. Jet Oil ended 2021 with 1,149 franchises. More than six thousand oil changes were made at Jet Oil units per day and 63% of the products sold were premium products in 2021. Jet Oil units offer an oil change service that features technology and safety, unifying quality products and expert services. These attributes translate Jet Oil’s slogan for consumers: “The full care that your car deserves.”

Competition

Ipiranga’s main competitors in 2021 were:

  Vibra Energia S.A. (“Vibra”), a subsidiary of Petrobras, which has been operating in the Brazilian fuel distribution sector since 1971. Vibra is the Brazilian market leader and operates throughout the entire country. In 2017, Vibra concluded its initial public offering, listing the shares on B3. Since 2019, as disclosed by Vibra, Petrobras is no longer the controlling shareholder, even though it continues to hold a significant stake in Vibra.
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

The following table sets forth the market share of Ipiranga and its main competitors based on volume of gasoline, ethanol and diesel sold, according to ANP and Sindicom data:

	Year ended December 31,
Distributor (1)	2021	2020	2019
Vibra	25.4%	24.6%	24.8%
Raízen	22.4%	20.8%	21.0%
Ipiranga	18.4%	18.5%	19.3%
Others	33.8%	36.1%	34.9%
Total	100.0%	100.0%	100.0%

(1)       Volume sold of gasoline, ethanol and diesel.

The retail market for gasoline, diesel and ethanol in Brazil is highly competitive, with similar products and relatively low margins. Therefore, our strategy is to differentiate ourselves in the market by offering value-added services to complement our main products, aiming to be the preferred choice of customers. For more information on Ipiranga’s strategy see “Item 4.B. Information on the Company—Business Overview—Our Strategies—Robust retail network.” The following graphs show sales volumes for the Brazilian market and Ipiranga for the periods indicated:

1        Diesel, gasoline, ethanol (Source: ANP and Sindicom) and NGV (Source: Abegás). Information provided by ANP and Sindicom are subject to retroactive adjustments and, therefore, can differ from the information contained herein.

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

Ipiranga annually publishes its Sustainability Report, prepared in accordance with the standards of the Global Reporting Initiative (GRI), showing projects and actions taken during the year. In addition to climate change, priority is given to work relations, ensuring the health and safety of employees and their network, maintaining close relationships with resellers and the consumer market, and standards of ethics and integrity - all factors for which our management is recognized in the market. On other issues, Ipiranga expects to advance its internal management and positively influence society, becoming a more inclusive and diverse company and inspiring people's mobility. The way Ipiranga relates to the supply chain and surrounding communities, the promotion of conscious consumption, the eco-efficiency of its operations, the protection of soil and water and data privacy are the other material topics for the coming years.

During the development of its operating strategy, actions were mapped at the company, which were prioritized between 2020 and 2021 and will continue to be priority until 2025. All efforts to build a new strategy and Ipiranga's Sustainability Policy are aligned to Ultra Group guidelines.

Ipiranga has adopted its own environmental management system through a program named SIGA+ (Ipiranga’s management system applied to health, safety, environment, quality and social responsibility), which applies what we believe to be the highest international standards to its policies and practices. Ipiranga’s Betim terminal also has ISO 9001, ISO 14001 and ISO 45001 certifications.

In order to minimize the impact of its activities, through SIGA +, Ipiranga monitors and manages the units' performance indicators in order to ensure alignment with the reference standards for integrated management and continuous improvement. The data are audited annually to categorize the performance of the operating units into five levels. The system has been restructured in order to guarantee greater efficiency and agility. In addition, Ipiranga has been implementing actions aimed at energy efficiency and, for more than 10 years, has had an exclusive and independently audited program to manage its Greenhouse Gas emissions. The “Carbono Zero Ipiranga Program” includes actions to measure, reduce and offset GHG emissions and follows recognized international guidelines.

To strengthen its safety culture and the appreciation of life, Ipiranga has a program that seeks to guarantee adequate physical conditions, efficient procedures and safe behavior in its operations. Its Security Program has a structured investment plan for asset reliability, engagement and training of stakeholders, in order to make them agents of change. In 2021, the Safety Culture Diagnosis was carried out in the first semester, which took into account the perceptions of employees, including leadership and administrative and operational employees. With the results, the Safety Evolution Plan was developed, a set of actions to further strengthen the safety culture in all areas of the company.

D. Digital payments

abastece aí

abastece aí is a digital payments company created in 2020 to leverage the benefits of the loyalty program Km de Vantagens and the abastece aí app that were previously offered by Ipiranga. The company offers the development of a unified ecosystem of advantages and benefits to the clients, especially car drivers, integrated with a digital payment solution and great acceptance capillarity, including adoption by other business partners outside service stations.

Km de Vantagens was created in 2009 and is a pioneer customer loyalty program in the fuel industry through which customers and resellers may redeem rewards and benefits in areas of entertainment, tourism, magazines, airline tickets, car rental and others. With over 36 million participants in December 2021, Km de Vantagens has served as an important platform, strengthening relationships with Ipiranga’s customers. In 2021, more than 43 million transactions were redeemed at Km de Vantagens.

Ipiranga developed and launched abastece aí in 2016, a mobile payment service app, that seeks to maximize advantages from the integration of platforms to offer even greater convenience and benefits to customers. Through the abastece aí app, customers can obtain discounts in exchange for Km de Vantagens points. In addition, they can receive rewards of their preference and finalize the refueling process by using a unique Km de Vantagens password in a safe payment method. In 2021, approximately two million digital accounts have been created.

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

In 2020, the Central Bank of Brazil announced a new instant payment system with potential to profoundly transform the country's payment industry. The PIX is a tool that allows the transaction of resources in a few seconds at any time of the day and on all days of the year. In addition, PIX have a much lower transaction cost when compared to other payment methods such as Bank slip, TED or DOC. In order to use it, it is not necessary to have a bank account, just register it in any of the institutions approved by the Central Bank to offer this service, which includes abastece aí. Thus, by eliminating the need for intermediaries in the transfer process, we believe that PIX intensify the strengthening of digital wallets. It is extremely important to mention that the PIX is not only a substitute for traditional forms of payment, but it is also a mean to meet other financial demands, with the possibility of making payments in commercial establishments. As of December 2021, the PIX had already been registered by more than 117 million users, handling a volume of approximately R$716 billion in the year.

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

During the first year of operation as an independent company, the biggest challenge was to migrate the entire customer base from the old platform to the new digital platform. The new application was already available for download at the end of August 2020, for both IOS and Android. In just two months of operation, more than 1.3 million users had already been migrated. After the consolidation of the new platform, abastece aí started to offer more integrated and wide marketplace services and cashbacks. Currently, abastece aí has partnerships with other companies operating in various sectors, among which LATAM Pass, Netshoes, Movida and others.

In 2021, the strategy of abastece aí was concentrated around the revenues from the association fee with partner companies, being the main partnership with Ipiranga. As of December 31, 2021, there were more than 2 million active participants and throughout the year more than 40 million transactions were done through the app.

Marketplace model. It is a virtual shopping mall, where partner companies advertise their products by paying an association fee. The partner exposes its products to a larger number of people, the consumer can access products from various segments and the company providing the marketplace receives a percentage of each transaction.

Cashback model. This model works when the user makes a purchase through the application and receives a percentage of the money spent back. abastece aí works as the payment method and as a platform to announce the products of its partners.

Work methodology. The abastece aí operation is based on three main pillars: technological know-how, data intelligence and agile culture. The first involves the entire user experience of the application, its functionality and facilities. The company works to maintain an application with simple and intuitive interface, constantly improving the user’s experience.

In data intelligence, the company promotes the activation and growth of the customer base, identifying the main suggestions and criticisms to the functioning of the app. Also, it is critical to improve statistical and artificial intelligence models to personalize promotional campaigns, recognize potential customers and activate old users.

E. Oil Refining

RPR consists of a refinery in the city of Rio Grande, in the state of Rio Grande do Sul, in the Southern region of Brazil. The refinery’s nominal capacity is 17 thousand barrels per day, and its principal products include gasoline, diesel, naphtha, fuel oil, LPG, special oils, pentanes and solvents. In 2021, the average production of the refinery was 11,200 barrels per day, which represented 66% of its nominal capacity and less than 1% of the total Brazilian oil refining capacity, according to ANP data. Ultrapar currently owns approximately one third of the capital of RPR. See “Item 4.A. Information on the Company—History and Development of the Company— A.1 Continuing Operations—Ipiranga.” RPR’s results are accounted for using the equity method, as share of profit of joint-ventures and associates. Results generated by the oil refining operations are not significant to Ultrapar. In 2021, RPR ended the year at a gain of R$1 million.

Gasoline and diesel sales prices in Brazil are directly influenced by international prices. In 2021, sales prices of diesel increased 74% and sales price of gasoline increased 68%, as a result of a significant and rapid increase in international prices of oil and derivatives caused by a pickup in demand worldwide in the wake of the gradual reopening of the cities with a more positive outlook for the COVID-19 pandemic. Because international price increases were not immediately passed on to local prices, RPR’s selling margins and profitability were negatively affected in 2021.

Discontinued Operations

A. Petrochemicals and Chemicals

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

The Northeast complex, located in the municipality of Camaçari in the state of Bahia, began operations in 1978. Braskem currently has an ethylene production capacity of 1.28 million tons per year.

The São Paulo complex, located in the municipality of Santo André and Mauá in the state of São Paulo, was created in 1972 and is the oldest petrochemical complex in Brazil. Braskem has an ethylene production capacity of 700 thousand tons per year.

The Southern complex, located in the municipality of Triunfo in the state of Rio Grande do Sul, is based around the raw materials cracker from Braskem. Braskem’s plant in Triunfo has an ethylene production capacity of 1.25 million tons per year. Oxiteno does not purchase ethylene from Braskem in Triunfo, but purchases butene, a raw material used in the production of Methyl-ethyl-ketone (MEK).

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

Environmental regulations apply particularly to the discharge, handling and disposal of gaseous, liquid, and solid products and by-products from manufacturing activities. Technical rules issued by CONAMA and by state authorities also prescribe preventive measures relating to environmental pollution and waste treatment requirements. In addition, the transportation, storage and supply of products are subject to specific standards designed to prevent spills, leakages and other accidents.

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

Oxiteno

Before the sale of Oxiteno, we used to operate in the chemical sector through the second-generation company. Oxiteno, a major producer of specialty chemicals, was a subsidiary of Ultrapar until April 1, 2022. While operated by us, Oxiteno was the only producer of ethylene oxide, ethylene glycols, ethanolamines, glycol ethers and methyl-ethyl-ketone in Brazil, as well as the only producer of fatty alcohol in Latin America and the only ethylene oxide producer in South America. Its products were used in a broad range of industrial sectors, such as cosmetics, detergents, crop solutions, polyester, packaging, coatings and oil industry. During the year ended December 31, 2021, Oxiteno sold 779 thousand tons of chemical and petrochemical products.

While operated by us, Oxiteno’s strategic focus was to provide a broad coverage of the ethylene oxide and derivatives, to keep its production capacity ahead of demand in Brazil and to increase its geographic reach, thereby maintaining a leadership position in these markets while strengthening its market positioning in Brazil.

Products and markets. While operated by us, Oxiteno’s products could be divided into two main groups for ease of understanding: (i) commodity chemicals, which are generally higher-volume products, with standard specifications, and (ii) specialty chemicals, which tend to be lower-volume products sold based on chemical features and suitability to meet a particular end-use requirement. While operated by us, Oxiteno’s main commodity chemicals were ethylene oxide and ethylene glycol whereas its main specialty chemicals included a wide variety of products that were used as surfactants, softeners, dispersants, emulsifiers and hydraulic fluids.

The following chart outlines the predominant raw materials used by Oxiteno while operated by us, their intermediates and final products.

Ethylene
Oxygen
Ethylene Oxide
Water
MEG, DEG, TEG
Ethylene Glycols
Ethylene Oxide
ULTRAPEG®
Polyethylene Glycols
Phenol
Methanol
Ethanol
Butanol
Propanol
ETHYLENE OXIDE
ULTRAFILM® 260 LV
Phenyl Ethers
MDG, MTG
Methyl Ethers
ULTRAFLUID® D
Brake Fluid
EEMEG. EEDEG, EETEG
Ethyl Ethers
Acetic Acid
Ethyl Glycol Acetate
AEEMEG
EBMEG. EBDEG, EBTEG
Butyl Ethers
Acetic Acid
Butyl Glycol Acetate
AEBMEG
EPMEG. EPDEG, EPTEG
Propyl Ethers
Acetic Acid
Propyl Glycol Acetate
AEPMEG
N-Propyl Acetate

75

76

Specialty chemicals. The following table sets forth Oxiteno’s main specialty chemical products and their main uses and markets while operated by us.

Major markets	Specialty chemicals	Examples of uses and effects
Detergents

Alkylbenzene sulfonic acids, alkylsulfates, alkyl ether sulfates, ethoxylated alkylphenols, ethoxylated fatty alcohols, polyethyleneglycols, alkanolamides, betaines, sulphosuccinates, block copolymers EO/PO.

Used in detergents, the specialty chemicals are added mainly to improve cleaning power and foaming and to reduce skin irritability.
Cosmetics	Alkylsulfates, alkyl ether sulfates, betaines, ethoxylated fatty alcohols, polyethyleneglycols, alkanolamides, ethoxylated sorbitan esters, sorbitan fatty esters.	Used in cosmetics as moisturizers, detergents for foaming and residue removal, and reduction of eye irritation in shampoos.
Crop protection chemicals	Ethoxylated fatty amines, ethoxylated alkylphenols, alkyl ether sulfates, blends, naphthalene sulfonate, ethoxylated vegetable oil, copolymers EO/PO.	Used as part of the composition of crop protection chemical, such as herbicides. Increases their efficiency, by improving soil penetration and adherence of the products to plant surfaces.
Foods	Sorbitan fatty esters, ethoxylated sorbitan esters, emulsifiers, stabilizers, dispersants.	Mainly used as additives for breads and cakes, improving their texture and consistency, and as an emulsifier responsible for ice cream creaminess.
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

Commodity products. The following were Oxiteno’s main commodity products and their principal uses and markets while operated by us:

Ethylene oxide. Ethylene oxide is a colorless and highly flammable gas at room temperature and atmospheric pressure. Ethylene oxide is produced in a continuous production process by gaseous phase catalytic partial oxidation of ethylene by oxygen at high temperature and pressure.

Ethylene glycols. The main ethylene glycol produced by Oxiteno was mono-ethylene glycol, known as MEG. Oxiteno also produced di- and tri-ethylene glycol. Mono-ethylene glycol is a clear, non-flammable, non-volatile liquid at room temperature and atmospheric pressure. Ethylene glycols are produced in a continuous process from an ethylene oxide solution and principally sold to chemical companies for the manufacture of polyester fibers and polyethylene terephthalate, known as PET, with the remainder sold for use in the production of antifreeze, brake fluids, solvent and other chemicals.

Domestic sales. The Brazilian petrochemicals industry seeks to prioritize demand from the domestic market, where there is greater value added, although sales are also made to the international market. While operated by us, Oxiteno sold the larger part of its commodities and specialty chemicals in Brazil, with production capacity exceeding domestic market demand, with Oxiteno exporting surplus production to more than 50 countries in Asia, America, Europe, Africa and Oceania. While operated by us, Oxiteno maintained its production capacity above local demand for strategic reasons. For the years ended December 31, 2021, 2020 and 2019, 34%, 33% and 31% of Oxiteno’s net revenue from sales and services, respectively, were from sales outside Brazil. For the years ended December 31, 2021, 2020 and 2019, 31%, 29% and 28% of Oxiteno’s sales volume, respectively, were from sales outside Brazil.

The following table shows Oxiteno’s domestic market sales volume by market segment for the period indicated:

	Year Ended December 31,
Market sector	2021	2020	2019
	(in thousand tons)
Polyester	100.2	126.0	141.7
Cosmetics and detergents	120.4	123.8	105.9
Crop protection	107.5	85.0	79.5
Distributors	53.0	53.4	50.6
Coatings	55.3	45.7	47.8
EO / DOT (brake fluids)	31.5	28.1	30.6
Performance products (1)	25.4	23.7	25.2
Oil and gas	26.1	23.4	20.6
Glycols	26.2	20.9	21.6
Others (2)	5.8	4.8	4.4
Total Brazilian market	551.3	534.7	527.9

(1)	Includes food, civil construction, textiles, leather and paper.
(2)	Includes mineral oils and polymers.

While operated by us, many of Oxiteno’s commodity product prices in the Brazilian market were set by reference to international contract prices in U.S. dollars, although the prices were denominated in Reais. For specialty products, sales were individually negotiated and sometimes made pursuant to contracts. Specialty chemicals were designed to meet specific customer needs and face less competition from imported products. Accordingly, specialty chemicals had higher value added and Oxiteno had more flexibility in pricing for these products.

Sales outside Brazil. While operated by us, Oxiteno’s export sales were made mainly to customers in the Mercosur, Far East, Europe and NAFTA. In Europe, Oxiteno exported its products mainly to Belgium, the Netherlands, Italy, Germany and France. In the Far East, Oxiteno exported its products mainly to China, Japan, Thailand, India and Taiwan.

The following table sets forth Oxiteno’s sales by volume for each geographic market served by Oxiteno in the periods indicated:

	Year Ended December 31,
Breakdown of sales volume outside Brazil	2021		2020		2019
	(in thousand metric tons and percentage of the total)
From Oxiteno Brazil
Mercosur (not including Brazil)	101.3	21%	51.9	24%	41.2	20%
Asia	35.0	7%	20.8	9%	19.9	10%
Europe	35.0	7%	15.1	7%	19.4	9%
NAFTA	19.8	4%	8.6	4%	6.9	3%
Other	29.0	6%	16.4	8%	14.2	7%
Sub-Total	220.2	46%	112.8	52%	101.5	49%
From Oxiteno Mexico
Mexico	66.2	14%	33.0	15%	38.9	19%
USA	13.1	3%	6.8	3%	10.6	5%
Other	16.4	3%	7.0	3%	7.6	4%
Sub-Total	95.7	20%	46.8	21%	57.2	28%
From Oxiteno Andina (1)
Venezuela	0.0	0%	0.0	0%	0.1	0%
Other	0.0	0%	0.0	0%	0.0	0%
Sub-Total	0.0	0%	0.0	0%	0.1	0%
From Oxiteno Uruguay
Brazil	30.4	6%	13.6	6%	14.5	7%
Uruguay	7.9	2%	3.6	2%	6.3	3%
USA	2.3	0%	1.8	1%	1.0	0%
Other	41.3	9%	20.7	9%	17.9	9%
Sub-Total	81.9	17%	39.7	18%	39.7	19%
From Oxiteno USA
USA	127.6	27%	44.2	20%	33.7	16%
Other	4.9	1%	2.1	1%	1.6	1%
Sub-Total	132.5	28%	46.3	21%	35.3	17%
Total (1)(2)	476.6	100%	218.5	100%	205.7	100%

(1)	In October 2019, Oxiteno Andina was sold to a buyer in Venezuela.
(2)	Does not include intercompany sales volume.

While operated by us, Oxiteno exported a wide variety of chemical products including glycols, MEK, ethoxylated alkylphenols, glycol ether acetates, glycol ethers, ethanolamines and surfactants.

In most cases, Oxiteno’s sales prices for its commodity chemicals in foreign markets were based on international prices while operated by us. International spot prices were mostly established with reference to published pricing data regarding multiple market participants and variables with respect to a product. In general, Oxiteno’s operating margins on products manufactured in Brazil and sold in the international market were lower than operating margins for similar products sold in the domestic market.

Customers. While operated by us, Oxiteno’s most important customers for its commodity chemicals were chemical companies, surface coating producers and polyester producers. On the other hand, the customers for specialty chemicals comprised a variety of enterprises, including brake fluid distributors, agrochemical producers, food additives manufacturers and detergents and cosmetics manufacturers. We believed that by distributing specialty chemical products to a wide range of markets, Oxiteno would be able to protect itself, to a certain extent, from the effects of an economic activity slowdown in any specific market.

In 2021, Oxiteno’s main customers in the domestic market included Bayer, which mainly purchased ethanolamines, Unilever and Syngenta, which mainly purchased surfactants, PQS, which purchased primarily glycols, and Brenntag, a third-party distributor. While operated by us, Oxiteno made sales in the international market both to industrial customers, including Unilever and Procter&Gamble, and trading companies and other third-party distributors. In 2021, Oxiteno’s ten largest customers accounted for 34% of its net revenue from sales and services and no single customer accounted for more than 7% of Oxiteno’s net revenue from sales and services in such year.

Competition. While operated by us, Oxiteno faced a competitive market in Brazil against imports from international petrochemical players. As imported products were mostly commodity chemicals, competition is mainly based on price. Importers are subjected to additional costs when selling their products in the Brazilian market, due to import tariffs, which range between 0% and 18% (mainly concentrated between 2% and 13%), and additional freight charges. In addition, product quality, timely delivery, reliability of supply and technical service and support were also important aspects considered by customers, for which Oxiteno believed it presents a competitive advantage as a local producer over imports.

In case of specialty chemicals, pricing was a less decisive factor than conformity with specifications, product performance and reliability of service. Access to technology, technical assistance and research and development were important aspects regarding conformity to specifications and product performance, especially in the development of new products to meet customers’ needs. Oxiteno’s ensured access to such technology through its own research and development structure, licensing and joint ventures, if appropriate opportunities become available. In Mexico, Uruguay and in the USA, Oxiteno produces and sells only specialty chemicals while operated by us.

Oxiteno’s main competitors were Shell Chemical, Dow Chemical, Clariant, BASF, Solvay and Stepan.

Research and development. While operated by us, Oxiteno carried out a wide range of research and development activities, mainly related to the application of specialty chemicals and improvement in production processes. As of December 31, 2021, 169 employees of Oxiteno were engaged in research and development and engineering activities. Oxiteno’s research and development expenditures in 2021, 2020 and 2019 were R$62 million, R$60 million, and R$60 million, respectively. Oxiteno’s investments in research and development have resulted in the introduction of 170 new applications for its products during the last three years.

Raw materials. Oxiteno’s main raw material is ethylene. For the year ended December 31, 2021, ethylene was responsible for 31% of Oxiteno’s variable costs and 27% of its overall cost of sales and services. Other relevant raw materials include palm kernel oil, butene, n-butanol, primary fatty amine and phenol. Supply of ethylene represented an entry barrier for new ethylene oxide producers in Brazil since the current production capacity of ethylene by Brazilian crackers is committed to existing second-generation companies, including Oxiteno, and significant investments are needed for the construction of a new cracker. Additionally, ethylene transport and storage are complex and expensive since it must be kept at a temperature below -200 degrees Fahrenheit (-100 degrees Celsius) during transportation and storage. Therefore, the import and export of ethylene is unusual. Naphtha crackers, such as Braskem, are largely dependent on second-generation petrochemical companies such as Oxiteno for their sales, which are usually located in the same industrial complex as them.

Ethylene supply. While operated by us, ethylene was used to produce ethylene oxide at the Camaçari plant and the Mauá plant and Braskem supplied all Oxiteno’s ethylene requirements for both plants through pipelines, thus minimizing delivery costs and helping to ensure supply reliability. See “Item 4.B. Information on the Company—Business Overview—Petrochemicals and Chemicals—Industry and Regulatory Overview.”

While operated by us, Oxiteno had a supply agreement with Braskem which establishes a minimum annual consumption level and supply terms of ethylene for the Camaçari plant. The first agreement was valid until 2021 and established a minimum purchase commitment of 205 thousand tons of ethylene per year. A new agreement has been settled with Braskem which settled a minimum purchase commitment of 110 thousand tons of ethylene per year until 2031. Should the minimum purchase commitment not be met, Oxiteno would be liable for a fine based on the current ethylene price for the quantity not purchased. The minimum purchase commitment was subject to proportional reduction in the case of scheduled shutdowns in the supplier’s or Oxiteno’s facilities.

In addition, while operated by us, Oxiteno had a supply agreement with Braskem for the Mauá plant, which is valid until 2023. The minimum purchase commitment clause was 44,000 tons of ethylene annually. Should the minimum purchase commitment not be met, Oxiteno would be liable for a fine based on the current ethylene price for the quantity not purchased. The minimum purchase commitment was subject to proportional reduction in the case of scheduled shutdowns in the supplier’s and/or Oxiteno’s facilities.

While operated by us, Oxiteno did not storage ethylene and any unexpected interruptions in supply from the crackers would have an immediate impact on Oxiteno’s production.

First-generation petrochemical companies undergo scheduled maintenance shutdowns and Oxiteno anticipates these shutdowns by building up inventory, while operated by us. Oxiteno also used these planned shutdowns for regular maintenance work on its own plants, eventual substitution of catalysts or expansion of installed capacity.

Price of ethylene. The price of ethylene supplied by Braskem to Oxiteno’s plants in Camaçari and Mauá were linked to ethylene contract prices referenced to the North-Western Europe (NWE) markets.

The following table shows the average ethylene prices referenced to the North-Western Europe (NWE) contract prices:

	NWE
	(US$/ton)	Equivalent to (R$/ton)(¹)
2021
First Quarter	1,121	6,049
Second Quarter	1,272	6,863
Third Quarter	1,360	7,339
Fourth Quarter	1,417	7,646
Maximum Price in Year	1,468	7,919
Minimum Price in Year	1,043	5,629
Year Average	1,293	6,974
2020
First Quarter	1,051	5,417
Second Quarter	0,740	3,814
Third Quarter	0,908	4,682
Fourth Quarter	0,930	4,796
Maximum Price in Year	1,083	5,585
Minimum Price in Year	0,671	3,459
Year Average	0,907	4,677
2019
First Quarter	1,133	4,468
Second Quarter	1,197	4,721
Third Quarter	1,113	4,390
Fourth Quarter	1,077	4,250
Maximum Price in Year	1,218	4,804
Minimum Price in Year	1,058	4,174
Year Average	1,130	4,457

(1)	The figures in U.S. dollars have been converted into Reais using the exchange rate of US$1.00 = 5.395, US$1.00 = 5.156, and US$1.00 = R$3.945 for 2021, 2020 and 2019, respectively, which is the yearly average exchange rate reported by the Central Bank for each of such years. This information is presented solely for the convenience of the reader.

As Naphtha is the main raw material used to produce ethylene in Brazil, any fluctuations in its price will have a strong influence in ethylene’s price. Accordingly, since naphthas’ price is mainly driven by the price of the crude oil, ultimately both naphtha and ethylene prices are affected by the oil price fluctuation in international markets. Therefore, any increase in ethylene prices could affect Oxiteno’s competitiveness in the petrochemical market.

In 2013, the Brazilian government announced a reduction of PIS and COFINS taxes levied on certain raw materials for the petrochemical industry (first- and second- generation), including ethylene. As of December 31, 2021, the PIS and COFINS taxes levied on the acquisition of ethylene was 6%.

Other raw materials. For the year ended December 31, 2021, other raw materials, such as palm kernel oil, butene, n-butanol, acetic acid, nonene, phenol, primary fatty amine, ethanol, oxygen, base oils, ammonium and other accounted for approximately 48% of Oxiteno’s variable costs and 41% of its total costs of sales and services.

While operated by us, Oxiteno purchased these other raw materials from multiple sources, except for phenol, which Oxiteno purchased mainly from a single supplier in Brazil, Rhodia Poliamida Especialidades Ltda., and butene, which is supplied by Braskem in Triunfo.

Utilities. Electric power, steam and natural gas were the main utilities required for Oxiteno’s production while operated by us. Part of the electricity and steam used by Oxiteno were generated internally and the remaining were purchased from energy companies and third-party steam suppliers where Oxiteno’s plants are located. Natural gas was purchased from local companies. In 2021, electric power represented 1% of Oxiteno’s variable costs.

Maintenance and quality control. While operated by us, Oxiteno carried out a program of preventive maintenance at each of its plants and used statistical analysis to help predict production problems. The shutdowns due to the maintenance program usually took place at the same time as the shutdowns for the change of the ethylene oxide catalyst. In case of the ethylene oxide and ethylene glycol units at the Mauá and Camaçari plants, which have continuous production processes, maintenance was preferably scheduled for periods when the relevant cracker, which supplies ethylene to the plant, was scheduled to be shut down for maintenance. Each cracker was typically shut down for maintenance for a period of approximately 20 days every 36 to 48 months. The same happened to the Triunfo plant, which receives C4 from Braskem. In case of the other production units, maintenance was performed during scheduled breaks in production, and the frequency and period for maintenance vary depending on the nature of the product. While operated by us, Oxiteno used its own employees for specialized maintenance and third-party contractors for routine maintenance. In addition, Oxiteno had a team of employees responsible for quality control that operates continuously.

Environmental, health and safety matters. While operated by us, Oxiteno continuously monitored its compliance with federal, state and municipal legislation applicable to its various places of operation. In accordance with applicable law, Oxiteno was strictly and jointly liable for losses and damages of an environmental nature. See “Item 4.B. Information on the Company—Business Overview—Petrochemicals and Chemicals—Industry and Regulatory Overview— Environmental, health and safety standards.”

Each Oxiteno’s plant was licensed by the competent environmental authorities. Licenses granted were valid for a fixed period and then must be renewed. The other terms of the licenses vary according to the applicable legislation and to the periodic inspections performed by environmental authorities.

Waste products from Oxiteno’s industrial plants were discharged in accordance with legal requirements. Effluents were discharged and treated in Oxiteno’s own treatment centers or in the petrochemical complexes where it conducts operations. Oxiteno seeked to reprocess solid waste products in cement furnaces and, in locations where reprocessing was not possible, these products were mainly incinerated.

Oxiteno’s health and safety indicators were comparable to relevant international standards and were a priority in Oxiteno’s activities and in the action plans for the upcoming years.

In addition to the legal requirements, Oxiteno voluntarily complied with other requirements, such as those related to the Responsible Care Program, issued by ABIQUIM, which sets standards for environmental protection and occupational health, as well as safety measures to be followed by chemical producers.

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

Sustainability. While operated by us, Oxiteno’s Strategic Sustainability Plan 2030 was based on eight pillars with objectives and goals that help overcome the challenges balancing economic prosperity, ethical governance, people care, the protection of the environment and generating value for all stakeholders.

“Oxiteno's formula is good” was an internal campaign through which the company recognized not only the importance of the business, but also its impacts. Thus, the work was guided by the creation of increasingly innovative solutions, while valuing the people and the environment care.

One of the pillars of the Strategic Sustainability Plan 2030 was the value of the workforce. In 2021, when Oxiteno was operated by us, we focused on seeking the health and safety of our workforce in all regions where we operated. Following our plans adopted in 2019, Oxiteno set up programs to support the evolution of the company's organizational culture, preparation of leaders and talents, as well as promoting engagement in the various stages of the professional cycle. Oxiteno created a multifunctional diversity committee that met virtually throughout the year to discuss topics aimed at developing a Diversity and Inclusion Policy (D&I), and the launch of the OxiEducation platform focusing on training employees in disciplines such as: customer focus, innovation and development of skills, and high-performance teams.

Another important initiative was the partnership between Oxiteno and Specialisterne, a social company that supports the inclusion of people with autism in the market, resulting in the contracting of autists for the company's IT staff.

Social problems also increased from 2020 onwards due to the pandemic of the new coronavirus, bringing more difficulties for those who live in the peripheries and slums of Brazil. To support vulnerable families, Oxiteno became a partner in the “Corona no Paredão. Fome não” campaign, created by the NGO “Gerando Falcões”, which collects and donates digital basic food baskets to registered families. Oxiteno helped more than 200 families, with basic food baskets that were sent to communities near their industrial units.

In 2021, many innovative projects were developed, such as the development of a tool to assess the sustainability performance of Oxiteno’s portfolio, to leverage the development of innovative and more sustainable solutions. Oxiteno also promoted discussions with its main clients in 2021 to identify potential joint projects and opportunities that can accelerate positive environmental and social impacts.

The search for the reduction of environmental impacts, such as the use of water, energy, waste and Greenhouse Gas, or GHG, emissions, necessarily undergo optimization and process efficiency, directly resulting in cost savings and productivity increase. An example is the project to reduce greenhouse gas emissions generated by the transport of Oxiteno's products. This initiative aims to optimize cargo and logistics routes, benefiting not only the environment but also promoting cost reduction and productivity.

In order to positively influence and promote sustainable development also in the value chain, Oxiteno became the first Brazilian chemical company to establish a partnership with EcoVadis, a global leader in supply chain sustainability assessment.

Income tax exemption status. Brazilian legislation provides a 75% income tax reduction for businesses located in the Northeast region of Brazil, which depends on SUDENE’s formal and previous approval. Oxiteno is entitled to this tax benefit at Oxiteno S/A and EMCA until 2026 and Oleoquímica until 2030. The total amount of SUDENE’s income tax reduction for Oxiteno for the years ended December 31, 2021, 2020 and 2019 was R$63.8 million, R$37.9 million and R$18.0 million, respectively.

B. Retail Pharmacy

The retail pharmacy business in Brazil is responsible for the purchase, distribution and resale of medicines to end consumers through drugstores. It is also a common practice in this industry to sell beauty and personal care products as well as certain convenience products at drugstores. Its main suppliers are pharmaceutical producers and beauty and personal care producers.

The retail pharmacy business is a highly regulated industry. In Brazil, the regulation of the sector is executed by the Federal Government, States and Municipalities. The Federal Government enacts laws and regulations of general applicability, which are enforced and complemented by actions of the States and Municipalities. At the federal level, the health and pharmaceutical sectors are regulated and supervised by the Ministry of Health, through ANVISA, a public agency established by Federal Law No. 9,782/99 and regulated by Decree No. 3,029/99.

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

Brazilian drugstores’ total revenues, according to data from IQVIA, were R$152 billion in 2021, a 11% growth compared to 2020. We believe the sector has potential for continued growth, mainly because of the aging population, greater access to medicines, especially due to the growing prominence of generic drugs, the growing demand for personal care, wellness and beauty products in drugstores, and higher levels of disposable income among consumers in the longer term. In addition, consolidation of the sector, supported by increasing market formalization and consequent investments, is in its early stages. According to IQVIA, there were approximately 84 thousand drugstores in Brazil in 2021.

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

According to ABRAFARMA, the sale of medicines accounted for 68% of the total sales of its members in the retail pharmacy business in Brazil in 2021, and products other than medicines accounted for the remaining 32% of the sales. Sales of OTC products during the winter are usually higher than in warmer seasons, while sales of personal care products during the summer are usually higher than in other seasons.

The following chart shows the supply process of retail pharmacy in Brazil:

Extrafarma

Benefitting from 60 years of activity in the wholesale and retail of pharmaceutical products, Extrafarma is a leading drugstore chain in the regions in which it operates. Extrafarma operates in areas where recent sales growth rates have been above the national average, which we believe presents attractive potential for future growth.

As of December 31, 2021, Extrafarma operated 399 drugstores in ten states of Brazil (121 in Pará, 11 in Amapá, 3 in Tocantins, 91 in Ceará, 57 in Maranhão, 34 in Pernambuco, 20 in Bahia, 16 in Rio Grande do Norte, 4 in Paraíba and 42 in São Paulo). Extrafarma operates four distribution centers: Benevides, in the state of Pará; Aquiraz, in the state of Ceará; Guarulhos, in the state of São Paulo and São Luís, in state of Maranhão, which are responsible for supplying all of our stores.

Extrafarma operates both in the retail and wholesale of pharmaceutical products. In 2021, Extrafarma’s net revenues from sales and services reached R$2.0 billion, of which the retail products represented 95% and the wholesale products represented 5%.

Extrafarma’s main strategy is focused on the retail business, which is responsible for the larger share of its revenues. Within this business, Extrafarma’s product mix consists of all the main types of pharmaceutical products (branded medicine, generic medicine, similar medicine and OTC) in addition to personal care products and convenience products. In 2021, out of Extrafarma’s revenues in the retail business, branded medicines represented 34%, generic/similar medicines represented 15%, OTC 14%, personal care products represented 18% and convenience products represented 18%.

On the wholesale side, Extrafarma operates as a distributor of both pharmaceutical and personal care products. It purchases the products from manufacturers and sells them to other drugstore chains and independent retailers, which are serviced through Extrafarma’s own and leased truck fleet. As of December 31, 2021, the average payment term of Extrafarma’s sales to independent retailers was 49 days.

In 2016, Extrafarma remodeled its loyalty program and renamed it Clube Extrafarma. The program provides immediate discounts on purchases, in addition to accumulating 1 point for each R$1 spent. Points received by Extrafarma’s customers may be exchanged during the period of 6 months for significant discounts in store products, pre-paid mobile phone credits, Km de Vantagens and Latam Pass. As of December 31, 2021, Clube Extrafarma had 11.6 million clients registered.

Competition. The consolidation process of the retail pharmacy business is in its early stages. The drugstore chains associated with ABRAFARMA represented an estimated 44% of the total revenue in the sector in 2021. There were more than 20 drugstore chains associated with ABRAFARMA in 2021. According to ABRAFARMA, the main players in Brazil are Raia Drogasil S.A., Pague Menos S.A., DPSP S.A., São João Farmácias and Panvel Farmácias.

Innovation. Extrafarma accelerated its digitization process with the launch of the delivery service via WhatsApp as well as e-commerce (sales via the internet), including the possibility of buying over the web and withdrawing from stores. In addition, the company has expanded its partnership with delivery applications. The digital channels are expected to contribute to the expansion of the company's revenue and are in line with the current strategy, which provides for more selectivity in the opening of new stores. In 2020, the company launched a personalized discount coupon program for all stores seeking to increase the average ticket and customer loyalty. Extrafarma also expanded its private label Be better through the launch of new lines of basic care products and vitamins. In line with the strategy of expanding the offer of pharmaceutical services to customers, Extrafarma started a partnership with the largest vaccination clinic in the state of Pará. Also, in 2020, all cash and counter systems were replaced to provide a better shopping experience and greater productivity at points of sale. New digital wallets were also included as possible means of payment. See “Item 4.A. Information on the Company — History and Development of the Company —A.2 Discontinued Operations— Extrafarma.”

Eco-efficient operations. Extrafarma started an operation of two biogas plants in the state of Maranhão and Pernambuco, guaranteeing renewable energy to 85 stores and, in 2021, two solar energy plants were inaugurated in the states of Pará and Ceará, which are expected to supply around 200 stores. Among the goals related to energy efficiency, the company established that 90% of stores will be supplied by renewable energy sources and that all distribution centers will be supplied by the free energy market by 2025.

Extrafarma started working on structuring collection centers, for sorting, segregating and disposing of waste and aims to dedicate in the reverse logistics project for medicine that are expired or out-of-use, which covers all pharmaceutical retailers and manufacturer.

Insurance

We maintain insurance policies covering all the facilities of our wholly owned subsidiaries, which we consider appropriate to cover the risks to which we believe we are exposed, including but not limited to loss and damage from fire, lightning, explosion of any nature, windstorm, plane crash and electrical damage. The maximum compensation values based on the maximum possible loss that could result from specific location as of December 31, 2021 are shown below:

Maximum compensation value (*)
Oxiteno	US$991
Ipiranga	R$1,418
Ultracargo	R$1,000
Ultragaz	R$354
Extrafarma	R$164

(*)	In millions. In accordance with our policies terms and conditions.

We maintain general liability insurance that covers all our wholly-owned subsidiaries with a maximum coverage of US$250 million for losses and damage incurred by third parties as a result of any accidents that occur in connection with our commercial/industrial operations and/or the distribution and sale of our products and services.

We maintain Directors & Officers Liability insurance policies to indemnify members of the Board of Directors, fiscal council and executives of Ultrapar and its subsidiaries (insured persons) in the total amount of US$80 million, which covers any insured liabilities resulting from wrongful acts, including any act or omission or any matter claimed against them solely by reason of his or her serving in such capacity, except if the act, omission or the claim is consequence of gross negligence or willful misconduct.

Until July 2021, we maintained a cyber risks insurance policy with maximum coverage of R$100 million to mitigate losses from a variety of cyber incidents, including data breaches and business interruption.

In addition, we also take out group life and personal accident, national and international transportation, and other insurance policies.

We believe that our insurance covers, in all material respects, the risks to which we are exposed and is in line with industry standards. However, the occurrence of losses or other liabilities that are not covered by insurance or that exceed the limits of our insurance coverage could result in significant unexpected additional costs.

C.              Organizational Structure

The following chart shows our organizational structure(1) for our principal subsidiaries as of December 31, 2021:

Percentages represent approximate ownership of voting share capital and total capital (voting capital/total capital).
(1)	Non-controlling interests in Utingás are mainly held by Copa Energia. and SHV Gas (31% and 8% of total capital, respectively).
(2)	Other shareholders of RPR are Petrobras and Braskem, each holding 1/3 of the voting shares.
(3)	União Vopak — a company jointly owned by Ultracargo Logística and Vopak Brasil S.A..
(4)	Iconic — an association between Ipiranga and Chevron.
(5)	Tequimar Vila do Conde — a company incorporated on May 20, 2019 due the concession of the port of Vila do Conde.
(6)	Latitude Logística Portuária — a company jointly owned by Ipiranga and Petróleo Sabbá S.A..
(7)	Other shareholders of Nordeste Logística I, II and II and Navegantes Logística are Raízen Combustíveis S.A and Petrobras, each holding 1/3 of the voting shares.
(8)	Subsidiary created in January 2020 to provide valuation, business management and financial advisory services to UVC. In September 2020, the company’s name was changed to “UVC Investimentos Ltda.”
(9)	Fund constituted in January 2020 to invest in companies that can leverage or complement our business, and to support, map and invest in startups and new technologies.
(10)	In May 2020, Millennium became a direct subsidiary of the Company.
(11)	Subsidiary created in July 2020, to offer the abastece aí app and Km de Vantagens programs and to operate in the digital payments segment under the abastece aí brand.
(12)	In April 2021, the name of the subsidiary Terminal Químico de Aratu S.A – Tequimar was changed to Ultracargo Logística S.A. (“Ultracargo Logística”).
(13)	On December 31, 2021, the Company re-presented its related line of business of Oxiteno and Extrafarma as held for sale and discontinued operations. The sale of Oxiteno was closed on April 1, 2022. We expect to conclude the sale of Extrafarma during 2022. For more information on our continued and discontinued operations, please see "Item 4.A. History and Development of the Company —A.1. Continuing Operations” and “—A.2 Discontinued Operations.”

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

We conduct our fuel distribution business through Ipiranga, represented by our wholly owned subsidiary Ipiranga, except for Ipiranga’s subsidiaries that operates in the LPG distribution business, as described above and Extrafarma as described below. Ipiranga covers the distribution and marketing of petroleum products, fuel ethanol and NGV throughout Brazil. Ipiranga also, through its subsidiaries, owns AmPm brand in Brazil and Tropical, which provides transportation services for Ipiranga and other fuel distributors.

We conduct liquid bulk storage business through our wholly owned subsidiary, Ultracargo, which operates through its subsidiary Ultracargo Logística, which maintains storage facilities at seven terminals, of which two are located near the main petrochemical complexes in Brazil, Camaçari and São Paulo.

We conduct a digital payment business through the brand abastece aí, which was created in 2020 combining the abastece aí app and the loyalty program Km de Vantagens, both of which became a new subsidiary of the Ultra Group.

Until April 1, 2022, we conducted petrochemical and chemical activities through our then-wholly owned subsidiary, Oxiteno. Oxiteno operates in the sector directly and through its subsidiaries, Oleoquímica, EMCA, Oxiteno Mexico and Oxiteno Uruguay. Oxiteno directly operates plants located in the state of São Paulo; in Camaçari, in the state of Bahia; and in Triunfo, in the state of Rio Grande do Sul. Oleoquímica and EMCA also operate in the Camaçari plant. Oxiteno Mexico operates three plants in Mexico, one plant located in Uruguay through Oxiteno Uruguay and one plant in the United States through Oxiteno USA. On April 1, 2022, we consummated the sale of all shares of Oxiteno pursuant to the share purchase and sale agreement dated August 16, 2021. As a result, we have re-presented our related line of business as held for sale and discontinued operations. For more information, see “Item 4.A. Information on the Company—History and Development of the Company— A.2. Discontinued Operations—Oxiteno.”

We conduct retail and wholesale pharmacy businesses through our wholly owned subsidiary, Extrafarma, which operates in the North, Northeast and Southeast regions of Brazil. The operation of Extrafarma has been re-presented as held for sale and discontinued operation. We expect that the sale of Extrafarma will be concluded during 2022. For more information see “Item 4.A. Information on the Company—History and Development of the Company— A.2. Discontinued Operations—Extrafarma.”

On August 4, 2016, the Company, through its subsidiary Ipiranga, entered into an association agreement with Chevron to create a new company in the lubricants market. The association is formed by Ipiranga and Chevron’s lubricants operations in Brazil. On December 1, 2017, the association process was concluded, with the contribution of the subsidiary IpiLubs to CBLSA pursuant to which Ipiranga obtained direct control of CBLSA. Ipiranga and Chevron hold 56% and 44%, respectively, of CBLSA. In order to simplify the corporate structure and join companies with similar activities, IpiLubs was merged with and into CBLSA on November 1, 2018. In that same shareholders’ meeting, the subsidiary changed its corporate name to Iconic.

In September 2016, subsidiary Ultrapar International S.A. was created and subsequently issued an aggregate principal amount of US$750 million of notes in the foreign capital markets.

On January 30, 2018, the Company through its subsidiary Ultracargo Logística entered into a share purchase and sale agreement for the acquisition of 100% of the quotas of TEAS, owned by Raízen Energia S.A. and Raízen Araraquara Açúcar e Álcool Ltda., which were operated by the subsidiary Ultracargo Logística in the port of Santos. The closing of the acquisition took place on March 29, 2018.

As of the date hereof, all our material subsidiaries are incorporated under the laws of Brazil. For further information, see “Item 4.A. Information on the Company—History and Development of the Company.”

D.      Property, Plant and Equipment

Continuing Operations

Ultragaz

Ultragaz’s LPG distribution network includes 19 filling plants. LPG is carried to the filling plants either via gas pipelines from Petrobras’ installations or by tanker trucks. When LPG transportation is via gas pipeline the bases are known as primary and when transportation is via tanker truck, the bases are known as secondary. Ultragaz also operates LPG storage bases, known as satellite bases for supplying our bulk trucks. Ultragaz maintains storage facilities for LPG bottles and satellite bulk distribution plants at strategic locations in order to maintain supplies close to its customer bases and thus to reduce transportation costs. LPG is stored in the filling plants in large LPG storage tanks with an average of 59 tons per tank. In the case of LPG to be delivered in bulk, the LPG is pumped directly from the storage tanks into the bulk tankers. In the case of LPG to be delivered in bottles, the LPG is pumped from the storage tanks into a number of filling heads, which fill the LPG bottles.

The following table sets forth the total storage capacity, total filling capacity during 2021 and the 2021 average filling utilization for each of Ultragaz’s primary and secondary filling stations and satellite stations.

Base	Type	Total storage capacity	Filling capacity	2021 average filling utilization rate
		(in tons)	(in tons per month)
Aracaju	Secondary	240	4,680	62%
Araçatuba	Satellite	180
Aracruz	Secondary	120	4,680	20%
Araraquara	Satellite	60
Araucária	Primary	240	9,360	71%
Barra de São Francisco	Secondary	360	2,496	64%
Barueri	Secondary	1,500	5,720	65%
Bauru	Satellite	60
Betim	Secondary	480	9,360	38%
Canoas	Secondary	600	4,680	85%
Capuava	Primary	720	14,040	34%
Cascavel	Satellite	120
Caucaia	Secondary	420	8,580(1)	65%
Caxias do Sul	Satellite	60
Chapecó	Satellite	60
Florianópolis	Satellite	30
Goiânia	Secondary	360	8,580(1)	51%
Imbiruçu	Satellite	480
João Pessoa	Satellite	60
Joinville	Satellite	30
Juazeiro	Secondary	180	4,680	70%
Londrina	Satellite	60
Mataripe	Primary	1,025	17,700(1)	66%
Mauá	Satellite	720
Miramar	Primary	420	5,720	0%
Mucuripe	Satellite	360
Paulínia	Primary	1,800	9,360	64%
Paulínia SPGas	Satellite	480
Pirajá – Salvador	Satellite	60
Ponta Grossa	Satellite	60
Pouso Alegre	Satellite	60
Ribeirão Preto	Secondary	360	7,020(1)	66%
Rio de Janeiro	Primary	840	5,720	75%
Santos	Primary	2,400	3,900	51%
São José do Rio Preto	Satellite	60
São José dos Campos	Primary	600	5,720	50%
São José dos Campos	Satellite	360
Sorocaba	Satellite	120
Suape	Primary	480	11,440(1)	63%
Total (ex-Utingás)		16,625	143,436	56%
Araucária(2)	Utingás	630
Santo André(2)	Utingás	3,534
Total		20,789	143,436	56%

(1)	These facilities operated with more than one 8-hour shift per day.
(2)	Only the storage capacity share indirectly owned by Ultragaz.
90

In addition, Ultragaz maintains headquarters in the city of São Paulo and regional offices in the areas in which it operates.

Ultracargo

The following table sets forth the main products stored at and the storage capacity operated by Ultracargo’s facilities as of December 31, 2021.

Facility	Installed capacity (incubicmeters)	Product lines
Santos (state of São Paulo)	296,791	Chemicals, ethanol, lubricants, fuels and corrosives
Aratu (state of Bahia)	218,190	Chemicals, ethanol, vegetable oils, corrosives and fuels
Suape (state of Pernambuco)	157,910	Chemicals, ethanol, corrosives and fuels
Itaqui (state of Maranhão)	155,030	Ethanol and fuels
Vila do Conde (state of Pará)	110,000	Ethanol and fuels
Rio de Janeiro (state of Rio de Janeiro)	17,264	Corrosives and lubricants
Paranaguá (state of Paraná)	28,099	Corrosives and vegetable oils
Total	983,284

For more information see “Item 4.B. Business Overview — Storage Services for Liquid Bulk — Ultracargo — Storage facilities.”

Ipiranga

Distribution of fuels is carried out through an extensive network of primary and secondary storage terminals. Primary storage terminals are generally located near refineries and are used as storage terminals for products to be transported either to secondary storage terminals or to large customers and TRRs. Distributors own their storage terminals (Owned), lease space in third parties’ storage terminals (Third Party Agreement—TPA) or participate in pools (Joint-Operated terminals—JO) that serve two or more distributors. The following table sets forth the total storage capacity and ownership structure for each of Ipiranga’s primary and secondary facilities in 2021.

Storage Terminal	Type	Ownership Structure of Storage Terminal	Storage Capacity (cubic meters)
Açailândia	Secondary	JO operated by others(2)	4,456
Araucária	Primary	TPA(1)	1,303
Araucária	Primary	JO operated by others(2)	55,859
Bagé	Secondary	Owned	2,691
Barcarena	Primary	Owned	9,202
Barcarena	Primary	TPA(1)	25,000
Barueri	Primary	TPA(1)	780
Barueri	Primary	Owned	22,071
Bauru	Secondary	Owned	3,259
Belém	Primary	Owned	19,886
Betim	Primary	JO operated by Ipiranga(2)	12,013
Betim	Primary	JO operated by others(2)	7,127
Biguaçu	Primary	TPA(1)	2,583
Brasília	Primary	JO operated by others(2)	8,752
Cabedelo	Primary	TPA(1)	8,977
Campo Grande	Secondary	Owned	5,873
Campos	Secondary	JO operated by Ipiranga(2)	3,705
Canoas	Primary	Owned	41,508
Canoas	Primary	TPA(1)	200
Cascavel	Secondary	Owned	2,702
Caxias	Primary	Owned	36,283
Caxias	Primary	JO operated by others(2)	8,824
Chapecó	Secondary	TPA(1)	2,930
Cruz Alta	Secondary	Owned	5,480
Cubatão	Primary	Owned	9,585
Cubatão	Primary	TPA(1)	100
Cuiabá	Secondary	Owned	1,555
Cuiabá	Secondary	TPA(1)	360
Fortaleza	Primary	TPA(1)	4,230
Goiânia	Primary	TPA(1)	5,282
Goiânia	Primary	JO operated by others(2)	8,469
Governador Valadares	Secondary	Owned	5,449
Guamaré	Primary	JO operated by others(2)	3,053
Guaramirim	Primary	TPA(1)	1,160
Guarapuava	Secondary	Owned	5,624
Guarulhos	Primary	TPA(1)	2,050
Imbiruçu	Primary	JO operated by Ipiranga(2)	4,555
Itabuna	Primary	TPA(1)	225
Itacoatiara	Primary	TPA(1)	20,000
Itaituba	Secondary	Owned	1,350
Itajaí	Primary	JO operated by Ipiranga(2)	9,429
Itajaí	Primary	TPA(1)	3,256
Jequié	Primary	JO operated by others(2)	6,219
Juazeiro	Secondary	JO operated by others(2)	1,813
Lages	Secondary	TPA(1)	1,310
Londrina	Secondary	JO operated by Ipiranga(2)	6,111

Storage Terminal	Type	Ownership Structure of Storage Terminal	Storage Capacity (cubic meters)
Luis Eduardo Magalhães	Secondary	TPA(1)	310
Macapá	Primary	JO operated by Ipiranga(2)	3,192
Maceió	Primary	JO operated by Ipiranga(2)	4,824
Manaus	Primary	Owned	8,718
Marabá	Secondary	TPA(1)	1,231
Maringá	Secondary	TPA(1)	1,843
Miritituba	Secondary	JO operated by others(2)	6,932
Montes Claros	Secondary	Owned	6,037
Munguba	Secondary	Owned	12,376
Ourinhos	Secondary	Owned	10,402
Paranaguá	Primary	TPA(1)	90,000
Passo Fundo	Primary	JO operated by Ipiranga(2)	8,930
Paulínia	Primary	Owned	10,193
Paulínia	Primary	JO operated by Ipiranga(2)	23,652
Porto Nacional	Secondary	TPA(1)	8,222
Porto Velho	Secondary	Owned	8,318
Porto Velho	Secondary	TPA(1)	900
Pres. Prudente	Secondary	Owned	3,682
Ribeirão Preto	Primary	JO operated by others(2)	13,171
Rio Grande	Primary	TPA(1)	3,466
Rondonópolis	Secondary	Owned	10,710
Santa Maria	Secondary	Owned	5,824
Santarém	Secondary	Owned	3,968
Santos	Primary	TPA(1)	63,000
São Caetano	Primary	Owned	24,367
São Francisco do Conde	Primary	TPA(1)	4,701
São José do Rio Preto	Secondary	JO operated by others(2)	1,741
São José do Rio Preto	Secondary	Owned	8,712
São José do Rio Preto	Secondary	Owned	2,170
São José dos Campos	Primary	JO operated by others(2)	13,471
São José dos Campos	Primary	TPA(1)	700
São Luis	Primary	TPA(1)	53,450
São Luis	Primary	JO operated by Ipiranga(2)	14,352
Sarandi	Secondary	TPA(1)	5,410
Sinop	Secondary	TPA(1)	630
Suape	Primary	TPA(1)	30,450
Suape	Primary	JO operated by others(2)	18,066
Teresina	Secondary	JO operated by others(2)	4,848
Teresina	Secondary	TPA(1)	891
Uberaba	Primary	TPA(1)	1,355
Uberlândia	Primary	JO operated by others(2)	10,965
Vila Velha	Primary	TPA(1)	14,569
Vilhena	Secondary	Owned	884
Vitória	Primary	TPA(1)	6,998
Total			921,278

(1)	Third party agreements
(2)	Joint-operated with other distributors
93

Discontinued Operations

Oxiteno

While operated by us, Oxiteno had six plants in Brazil: Camaçari plants in the Northeast complex, Mauá plant in the São Paulo complex, Triunfo plant in the Southern complex and Tremembé and Suzano plants in the state of São Paulo.

The following table sets forth the ethylene oxide production capacity of Oxiteno’s plants in Brazil as of December 31, 2021.

Units	Capacity
(in tons per year)
Camaçari	350,000
Mauá	90,000
Tremembé	—
Triunfo	—
Suzano	—
Total	440,000

Ethylene oxide is primarily an intermediate material used in the production of ethylene oxide derivatives — only 2% of Oxiteno’s sales volume was sales of merchant ethylene oxide in the year ended December 31, 2021. Therefore, Oxiteno’s overall production output may not be determined by adding the capacities of ethylene oxide and its derivatives.

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

Camaçari plants. The first Camaçari plant, located in the Northeast Complex, was built by Oxiteno and started production in 1978. The Camaçari plants produce ethylene oxide and ethylene oxide derivatives, such as ethylene glycols, ethanolamines, glycol ethers and ethoxylated derivatives.

In 2007, in connection with the acquisition of Ipiranga Group by Ultrapar, Oxiteno started to operate a mineral oils production plant, EMCA.

The following table sets forth the production capacity of the Camaçari plant for each of its principal products as of December 31, 2021.

Units	Current capacity (in tons per year)
Ethylene oxide	350,000
Ethylene glycols	285,000
Ethoxylated derivatives	270,000
Ethanolamines	110,000
Fatty alcohols	77,000
White mineral oils	60,000
Glycol ethers	25,000
Glycerin	11,000
Fatty acids	7,000

In 2021, the Camaçari plant operated at 73% of its production capacity. The plant had planned stoppages for regular maintenance.

Mauá plant. The Mauá plant, located in the São Paulo Complex, was the first plant built by Oxiteno and started production in 1974. The Mauá plant has process units for ethylene oxide, ethylene glycols, glycol ethers, glycol ether acetates, natural alcohols and ethoxylated derivatives. In addition to the production units, the plant has storage infrastructure, warehouse and maintenance facilities and also houses Oxiteno’s main research and development laboratory. The following table presents the production capacity of the Mauá plant for each of its major products as of December 31, 2021.

Units	Current capacity (in tons per year)
Ethoxylated derivatives	106,000
Ethylene oxide	90,000
Acetates	72,000
Ethylene glycols	40,000
Glycol ethers	40,000
Hydraulic fluids	30,000
Alkylation	17,000
C4+C5 alcohols	13,500

In 2021, the Mauá plant operated at 65% of its production capacity.

Tremembé plant. The Tremembé plant, located at Bairro dos Guedes, Tremembé, in the state of São Paulo, has three major production units: a sulfonation/sulfation unit and two multipurpose units. The Tremembé plant started production in 1970 and was subsequently acquired by Oxiteno in 1985.

The following table shows the capacity of the main units at the Tremembé plant as of December 31, 2021.

Units	Current capacity (in tons per year)
Specialties	16,071
Sulfonation/Sulfation	16,000(1)
Performance solutions	15,000
Esterification	10,128
Betaines	5,420
Hydraulic fluids	5,000

(1)	Capacity adjusted for 100% active matter.

In 2021, the Tremembé plant operated at 66% of its production capacity.

Suzano plant. In 2007, Oxiteno began operating a sulfonation and sulfation plant in Suzano, with a production capacity of 13.5 thousand tons per year. In 2012, Oxiteno added 11.5 thousand tons per year to its capacity. As a result, production capacity at the Suzano plant increased to 25 thousand tons per year.

The following table shows the capacity of the principal units at the Suzano plant as of December 31, 2021.

Units	Current capacity (in tons per year)
Sulfonation/Sulfation	13,500
Esterification	11,198

In 2021, the Suzano plant operated at 85% of its production capacity.

Triunfo plant. The Triunfo plant is located in the Southern Complex. The Triunfo plant was built by Oxiteno and started production in 1989. The Triunfo plant had two production units, one to produce secondary butyl alcohol, which is used in the production of MEK, and one for the production of MEK.

The following table shows the capacity of the principal units at the Triunfo plant as of December 31, 2021.

Units	Current capacity (in tons per year)
Oxygenated solvents	42,000

In 2021, the Triunfo plant operated at 69% of its production capacity.

With the acquisition of Oxiteno Mexico (formerly Canamex) in 2003 and Unión Química in 2007, Oxiteno acquired three specialty chemical plants in Mexico. As of December 31, 2021, the Coatzacoalcos plant had a production capacity of 86 thousand tons per year of ethoxylates and approximately 8 thousand tons per year of alkyphenols; the Guadalajara plant had a production capacity of 32 thousand tons per year of specialty chemicals and San Juan del Río had a production capacity of approximately 8 thousand tons per year of specialty chemicals. In 2021, the Guadalajara, the Coatzacoalcos and San Juan del Río plants operated at an average rate of 78%, 59% and 96% of their production capacity, respectively.

Oxiteno acquired a specialty chemical plant in Pasadena, Texas in 2012. As of December 31, 2021, the Pasadena plant had a production capacity of 120 thousand tons per year of specialty and performance solutions. In 2021, Pasadena plant operated at an average rate of 35% of its production capacity.

With the acquisition of Oxiteno Uruguay in 2012, Oxiteno acquired a specialty chemical plant in Montevideo, Uruguay. As of December 31, 2021, the Montevideo plant had a production capacity of 63 thousand tons per year of specialty chemicals and operated with 75% of its production capacity.

The following table sets forth Oxiteno’s production plants located outside of Brazil as of December 31, 2021:

Units	Current capacity (in tons per year)
Ethoxylated derivatives — Coatzacoalcos plant	86,000
Alkylation — Coatzacoalcos plant	7,860
Ethoxylated derivatives — Guadalajara plant	19,000
Esterification — Guadalajara plant	13,000
Sulfonation/Sulfation — San Juan del Río	8,400
Alkoxylation — Pasadena	120,000
Specialties/Performance solutions — Pasadena	32,000
Sulfonation/Sulfation — Montevideo	45,000
Fatty Acid Sulfate (FAS) — Montevideo	10,000
Betaines/Amides — Montevideo	6,000
Fatliquor oils — Montevideo	2,000

Extrafarma

As of December 31, 2021, Extrafarma operated 399 drugstores and 4 distribution centers in the North, Northeast and Southeast regions of Brazil.

The following tables set forth the breakdown per region of Extrafarma’s drugstores and the capacity for each of Extrafarma’s distribution centers as of December 31, 2021:

Location	2021
North	135
Pará	121
Amapá	11
Tocantins	3
Northeast	222
Ceará	91
Maranhão	57
Pernambuco	34
Bahia	20
Rio Grande do Norte	16
Paraíba	4
Southeast	42
São Paulo	42
Total	399

Distribution center	Area (in square meters)
Benevides (Pará)	8,273
Aquiraz (Ceará)	7,500
Guarulhos (São Paulo)	9,874
São Luís (Maranhão)	5,124
Total	30,770

ITEM 4A.         UNRESOLVED STAFF COMMENTS

None.

ITEM 5.           OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.     Operating Results

You should read this discussion together with our consolidated financial statements, including the notes thereto and other financial information included elsewhere in this annual report. This annual report contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors including, without limitation, those set forth in “Cautionary Statement Regarding Forward-Looking Information” and the matters set forth in this annual report generally.

In 2021, Ultrapar started to conduct a portfolio rationalization process and, as a result, it entered into share purchase and sale agreements for the sale of Extrafarma, ConectCar and Oxiteno. The sale of Ultrapar’s interest in ConectCar was concluded in October 2021 and the sale of all shares of Oxiteno was concluded on April 1, 2022. The sale of all shares of Extrafarma is still subject to CADE’s approval. On December 31, 2021, the Company re-presented the businesses of Oxiteno and Extrafarma as current assets held for sale and discontinued operations. The comparative financial information for the years ended December 31, 2020 and 2019 were re-presented for consistency of presentation as shown in Note 3.c.3 to our consolidated financial statements.

Overview

Ultrapar’s origins date back to 1937 when Ernesto Igel founded Ultragaz, which pioneered the use of Liquified Petroleum Gas (LPG) as cooking gas. Ultrapar is currently a leading player in the different segments of the energy and infrastructure industries through Ipiranga, Ultragaz and Ultracargo. In addition, the Company created in 2020 the digital payments company abastece aí.

Ultragaz is a pioneer and one of the largest companies in the Brazilian market (which is one of the largest markets worldwide) for LPG distribution, in addition to being a reference in innovation and in the development of applications for the use of LPG. In 2021, Ultragaz delivered LPG to an estimated 11 million households through a network of approximately 5.6 thousand independent retailers in the bottled segment, in addition to approximately 58 thousand customers in the bulk segment. Ultracargo is the largest private company of liquid bulk storage in Brazil with seven port terminals in strategic locations in the Northeast, Southeast, South and, recently, North regions, with the beginning of the operations of its new terminal in the port of Vila do Conde, in the state of Pará, in December 2021. Ipiranga is one of the largest fuel and lubricant distribution companies in the country, comprising a network of more than 7 thousand service stations, in addition to the largest convenience store franchise in Brazil, the AmPm network, with over 1,800 stores as of December 31, 2021. abastece aí is a digital payments company established in 2020 aimed at leveraging the benefits of the Km de Vantagens loyalty program and abastece aí app. In 2021, approximately two million digital accounts have been created.

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

In March 2020, we implemented remote work for employees in administrative functions and provided all necessary support for them to maintain their activities, including lending office supplies and equipment. We did not notice any reduction in productivity in this period. In March 2022, these employees resumed on-site working. In addition to the basic concerns relating to the safety of our employees, the Company promoted several actions through live broadcasts focused on employees’ wellness, fitness and psychological support and monitoring, all in line with our principle of valuing people.

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

The implemented measures of social distancing, restrictions on the movement of people and the operation of certain businesses due to the COVID-19 pandemic affected economic activity in Brazil over the last two years; however, these negative impacts have been mitigated in recent months as local governments gradually lift such restrictions in response to the increase in COVID-19 vaccinations. No significant effects were observed on the operations of the Company and its subsidiaries in the year ended December 31, 2021.

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

During the year ended December 31, 2021, Ultrapar once more helped support Brazilian society by donating, approximately, R$8 million to several initiatives focused on fighting the pandemic and its consequences, totaling, approximately, R$45 million in contributions during the last two years.

With worsening of the pandemic in the beginning of 2021, Ultrapar and 11 other companies joined forces to donate more than 5,000 oxygen concentrators to the Ministry of Health. Together, the 12 companies invested more than R$35 million in this initiative. Ultrapar also donated R$1.5 million to Instituto Butantã so that the organization could buy the equipment required for the facility to produce COVID-19 (ButanVac) and influenza vaccines.

Ultragaz distributed more than 2,000 oxygen cylinders to hospitals in São Paulo and, thanks to its reseller network, the educational and awareness campaign on COVID-19 prevention reached more than 10 million people in 50 Brazilian cities. Ultragaz also donated 8,000 LPG bottles and more than 2,000 basic food baskets in 2021. Ultracargo donated about 6,000 basic food baskets to help communities near its operations in 2021.

In a partnership with the Brazilian Institute of Oil and Gas (IBP) and other companies, Ipiranga became part of a movement that donated to the Ministry of Health about four million medicines necessary for the intubation of COVID-19 patients. Ipiranga also joined forces with the United Nations International Children’s Emergency Fund (Unicef) and the Gerando Falcões and Aldeias Infantis NGOs to distribute personal protective equipment (PPEs), hygiene items, food vouchers and basic food baskets. In partnership with the municipal health department, the company also helped to provide the COVID-19 vaccine through the Saúde na Estrada program.

During 2021, in a partnership with AkzoNobel, Oxiteno supported the public school system in the region of Mauá, in the state of São Paulo, in an initiative involving (i) the donation of 1,000 basic food baskets to the families of students in vulnerable social situations, (ii) the renovation of more than 14,000 m² of school facilities and the delivery of masks and alcohol gel to protect students and teachers when the on-site classes return.

Together with the Transforma Brasil project, Extrafarma joined the A Fome Tem Pressa campaign, collecting an amount corresponding to 1,600 basic food baskets thanks to the active participation of its employees – for each R$1 donated by an employee, the company donated the same amount, helping families in vulnerable social situations in the regions of Ceará, Pará, and Rio Grande do Norte states. During 2021, approximately 20,000 hygiene items and 2,000 tons of food were collected to support NGOs such as Associação Comunitária Lucas Dantas (ACOLD), Jardim das Borboletas, Hospital Martagão and G10 Favelas.

Brazilian economic background

Since our continuing operating businesses are located in Brazil, we are significantly affected by Brazil’s economic and social conditions, including, but not limited to, gross domestic product (“GDP”), growth rates, credit availability and disposable incomes, the domestic rate of inflation and exchange rate fluctuations.

Gross domestic product. In 2017, GDP grew 1.3%, backed by falling inflation and interest rate (from 13.75% at the end of 2016 to 7.00% at the end of 2017). In 2018, Brazilian GDP grew 1.8%, driven by a recovery in demand, consumption and investment, supported by the resumption of several sectors in the economy, the IPCA index rate below the government’s target and the consequent lower level of interest rate (from 7.00% at the end of 2017 to 6.50% at the end of 2018). In 2018, growth was negatively impacted by a nationwide truck drivers’ strike in the second quarter. In 2019, Brazilian GDP grew 1.4% as a result of the gradual recovery of the Brazilian economy due to an increase in consumption and investments, despite continuing high unemployment rate. The Selic rate started the year at 6.5% and reached 4.5% as of December 31, 2019. In 2020, as a result of the ongoing COVID-19 pandemic, Brazilian GDP contracted 3.9%. Our operations suffered the effects of such contraction, especially with regard to LPG sales to commercial and industrial customers, diesel sales, Oxiteno’s sales to the domestic market, and Ultracargo’s logistics operations. In 2021, GDP grew 4.6% driven by a 4.7% and 4.5% growth in the service and industry sectors respectively. In comparison to 2020, 2021 was a year of recovery, the first since the outbreak of COVID-19 pandemic, mainly due to the progress of the vaccination process, which had a direct impact on family consumption. The increase in fiscal uncertainty and inflation drove the increase in the Selic rate, from 2% at the beginning of the year to 9.25% on December 31, 2021. As of the date hereof, the Selic rate was 11.75%. In 2022, as a result of the proximity of the presidential elections and the uncertainties with respect to both the domestic and international outlook, including as a result of the military conflict between Ukraine and Russia, the current market perspective is of a stagnant economy in 2022, with both inflation and high interest rates.

Inflation and currency fluctuations. Our cash operating activities are substantially in Reais and tend to increase with inflation. However, some of our costs of sales and services sold are linked to the U.S. dollar and are not substantially affected by the Brazilian inflation rate. In addition, some of our Real-denominated debt is indexed to the rate of inflation. In 2017, the Real depreciated 2% against the U.S. dollar and the IPCA index rate was 2.9%. The IGP-M index rate was -0.5%, the lowest rate since 2009. In 2018, the Real depreciated 17% against the U.S. dollar, pressured by the rise of the interest rate by the Federal Reserve System and the unstable economic political environment in Brazil (Presidential election and discussion on economic reforms). The IGP-M index rate was 7.5%, influenced by global commodities prices and the Real depreciation. The IPCA index rate was 3.7%, impacted by the adjustment of prices, such as food and beverages, fuels and electric energy. In 2019, the Real depreciated 4% against the U.S. dollar, mainly due to worldwide trade tensions headlined by China and the United States and the uncertainties with respect to the Brazilian pension reform. Furthermore, the Real depreciation was also a consequence of interest rate cuts by the Central Bank. The IGP-M and IPCA rates closed 2019 at 7.3% and 4.3%, respectively. In 2020, the Real depreciated 29% against the U.S. dollar, in a year mainly due to (i) the impacts of the ongoing COVID-19 pandemic; (ii) uncertainties in U.S. political landscape in view of its presidential elections and (iii) the worsening of the risks in the Brazilian fiscal debt. The IGP-M index was 23.1%, impacted mainly by devaluation of the Real against U.S. dollar that affects directly in the prices of raw material and others industrial inputs. The IPCA index rate closed 2020 at 4.5%. In 2021, the Real depreciated 7% against the U.S. dollar mainly due to the increase in global inflation coupled with high fiscal risks and low growth rate in Brazil. The IGP-M index was 17.8% and the IPCA index rate ended 2021 at 10.1%.

From December 31, 2021 to April 22, 2022, the Real appreciated 15% against the U.S. dollar, mainly due the expectation of interest rate increases in the U.S. and in some European countries. The main foreign exchange risk we face arises from certain U.S. dollar denominated costs and expenses. Although a substantial part of our debt is dollar-denominated, it is currently hedged against currency devaluation through the use of various derivative instruments or matching assets in the same currency. Additionally, a significant part of our raw materials is also denominated or indexed to the U.S. dollar. A large part of our sales is denominated in Reais, although prices in the chemical business are benchmarked to prices prevailing in the international markets, which in turn are linked to U.S. dollars. Hence, we are exposed to foreign exchange rate risks which could negatively impact our businesses, financial situation and operating results as well as our capacity to service our debt.

The table below shows the inflation rate for the periods indicated, as well as the devaluation (or appreciation) of the Real against the U.S. dollar.

	Year ended December 31,
Index	2021	2020	2019
IGP-M	17.8%	23.1%	7.3%
IPCA	10.1%	4.5%	4.3%
Devaluation (appreciation) of the Real against the U.S. dollar	7.4%	28.9%	4.0%

We manage foreign exchange risk associated with the scheduled payments under the terms of our U.S. dollar indebtedness by investing in U.S. dollar-denominated securities and foreign currency/interest swap contracts, under which we pay variable interest in Reais based on the DI and receive fixed interest in U.S. currency. As of December 31, 2021, our liabilities in foreign currency totaled R$10,394.3 million (US$1,862.6 million), including financing in foreign currency, gross of transaction costs and discount, and payables arising from imports, net of advances to foreign suppliers. At the same date, our total asset in foreign currency was R$4,149.5 million (US$743.5 million), comprised of investments indexed to U.S. dollars and hedging instruments used to manage fluctuations of exchange rates and foreign currency receivables exposures. As of December 31, 2021, Ultrapar had a net (liability) asset position (income statement effect) in foreign currency of R$498,6 million (US$89,3 million), comprised of a short-term net asset position of R$2,656.6 million (US$476.0 million) and a long-term net liability position of R$4,181.5 million (US$749.3 million), excluding a net liability position of R$1,026.4 that only affects equity. For the purposes of this paragraph, U.S. dollar values were calculated based on the December 31, 2021 Real/U.S. dollar exchange rate. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for information about our foreign exchange risk hedging policy and Notes 17 and 33 to our consolidated financial statements.

IFRS standards and criteria adopted in preparing the financial information

The consolidated financial information presented below was prepared based on the consolidated statements of profit or loss and cash flows for the years ended December 31, 2021, 2020 and 2019 that derived from our consolidated financial statements included in this annual report and prepared in accordance with IFRS. Financial information relating to Ultragaz, Ultracargo, Ipiranga and abastece aí is presented on an unconsolidated basis and does not reflect elimination of intercompany transactions. Accordingly, the sum of individual financial information of Ultrapar’s subsidiaries may not correspond to the consolidated financial information of Ultrapar. See “Presentation of Financial Information.”

On December 31, 2021, the Company re-presented  the businesses of Oxiteno and Extrafarma as current assets held for sale and discontinued operations. The comparative financial information for the years ended December 31, 2020 and 2019 were re-presented for consistency of presentation as shown in Note 3.c.3 of our consolidated financial statements.

Results of Operations

Year ended December 31, 2021 compared to the year ended December 31, 2020.

The following table shows a summary of our results of operations for the years ended December 31, 2021 and 2020:

(R$ million)	Year ended December 31, 2021	% of net revenue from sales and services	Year ended December 31, 2020	% of net revenue from sales and services	Percent change 2021—2020
			Re-presented
Continuing operations
Net revenue from sales and services	109,732.8	100%	74,058.1	100%	48%
Cost of products and services sold	(104,828.0)	96%	(70,056.4)	95%	50%
Gross profit	4,904.9	4%	4,001.6	5%	23%
Selling, marketing, general and administrative expenses	(3,398.2)	3%	(2,605.1)	4%	30%
Other operating income, net²	96.2	0%	64.0	0%	50%
Gain (loss) on disposal of property, plant and equipment and intangibles	184.2	0%	85.5	0%	116%
Operating income (loss) before financial income (expenses) and share of profit (loss) of joint-ventures and associates	1,787.0	2%	1,546.0	2%	16%
Share of profit (loss) of joint-ventures and associates	(17.6)	0%	(44.0)	0%	-60%
Financial result, net	(762.7)	1%	(550.3)	1%	39%
Income and social contribution taxes	(188.0)	0%	(304.5)	0%	-38%
Profit from continuing operations	818.6	1%	647.1	1%	27%
Discontinued operations
Profit (loss) from discontinued operations	65.3	N/A	280.6	N/A	-77%
Profit for the year	883.9	N/A	927.7	N/A	-5%
Net income attributable to:
Shareholders of Ultrapar	850.5	N/A	893.4	N/A	-5%
Non-controlling shareholders of the subsidiaries	33.4	N/A	34.3	N/A	-3%

   1  Considers both selling and marketing, reversion (loss) allowance for expected credit losses and general and administrative expenses

   2  Considers both other operating income and other operating expenses

Net revenue from sales and services. Ultrapar’s net revenue from sales and services was R$109,732.8 million in 2021, an increase of 48% compared to R$74,058.1 million in 2020, reflecting higher revenue in all of our segments, especially Ipiranga. Over the past three years, more than 90% of our consolidated net revenue from sales and services was generated by Ipiranga and Ultragaz. Therefore, the main components of these revenues come from diesel, gasoline, ethanol and LPG sales.

The following table shows the change in net revenue from sales and services for each of our segments:

	2021	2020	Percent change 2021—2020
	(R$ million)
Ultragaz	9,744.7	7,408.3	32%
Ultracargo	713.1	644.2	11%
Ipiranga	99,382.6	66,133.0	50%
abastece aí	84.7	17.2	392%
Net revenue from sales and services from continuing operations (1)	109,732.8	74,058.1	48%

   (1)   Segment information for Ultragaz, Ultracargo, Ipiranga and abastece aí is presented on an unconsolidated basis.

Ultragaz’s net revenue from sales and services was R$9,744.7 million in 2021, an increase of 32% compared to R$7,408.3 million in 2020, mainly due to the increases of LPG prices implemented by Petrobras in 2021 (see “Business Overview Overview—Distribution of Liquefied Petroleum Gas—Ultragaz—Prices of LPG"). The volume sold by Ultragaz was 1,714 tons in 2021, a decrease of 1% compared to 1,732 tons sold in 2020, mainly due to a 4% decrease in sales in the bottled segment, due to higher demand for LPG bottles in 2020, when more restrictive rules on the circulation of people and social distancing were in place, which increased in-home consumption. In the bulk segment, volumes increased 5%, due to higher sales to industries, commercial and services segments, which were more affected by the pandemic in 2020.

Ultracargo’s net revenue from sales and services was R$713.1 million in 2021, an increase of 11% compared to R$644.2 million in 2020, due to contractual readjustments, greater fuel handling and increased participation of chemicals in Santos and Suape and oils in Aratu. The average installed capacity at Ultracargo increased 5% in 2021, due to the expanded tankage capacity at Itaqui and Vila do Conde terminals in the last twelve months. Consequently, the cubic meter sold increased 2%, due to greater fuel handling in Itaqui, coupled with the expansions of tankage capacity, which were partially offset by lower fuel handling in Santos, as a result of lower imports.

Ipiranga’s net revenue from sales and services was R$99,382.6 million in 2021, an increase of 50% compared to R$66,133.0 million in 2020, mainly due to the increase in the average costs of products derived from oil and ethanol coupled with higher sales volume. Ipiranga’s sales volume rose 5% in 2021 due to the gradual lift of the COVID-19 restrictions on circulation of people, leading to higher fuel consumption in Brazil in 2021 as compared to 2020, with a growth of 3% in Otto cycle and 6% in diesel.

abastece aí’s net revenue from sales and services was R$84.7 million in 2021, an increase of 392% compared to R$17.2 million in 2020, mainly due to the higher number of transactions at the Ipiranga’s gas stations.

Cost of products and services sold. Ultrapar’s cost of products and services sold was R$104,828.0 million in 2021, an increase of 50% compared to R$70,056.4 million in 2020, due to the increase in costs in all segments. Ultrapar main costs of products and services sold are related to the purchase of goods for resale, including diesel, gasoline and ethanol for Ipiranga, LPG for Ultragaz, and depreciation and amortization.

The following table shows the change in cost of products and services sold for each of our segments:

	2021	2020	Percent change 2021—2020
	(R$ million)
Ultragaz	8,626.3	6,310.2	37%
Ultracargo	285.4	270.0	6%
Ipiranga	96,110.4	63,609.9	51%
abastece aí	—	—	N/A
Cost of products and services sold from continuing operations (1)	104,828.0	70,056.4	50%

   (1) Segment information for Ultragaz, Ultracargo, Ipiranga and abastece aí is presented on an unconsolidated basis.

Ultragaz’s cost of products and services sold was R$8,626.3 million in 2021, an increase of 37% compared to R$6,310.2 million in 2020, due to the increases of LPG and fuels costs implemented by Petrobras in 2021 (see “Business Overview—Distribution of Liquefied Petroleum Gas—Ultragaz—Prices of LPG”) in addition to the effects of inflation on production materials.

Ultracargo’s cost of products and services sold was R$285.4 million in 2021, an increase of 6% compared to R$270.0 million in 2020, mainly due to the higher depreciation, resulting from expanded tankage capacity, and leasing readjustments. The cost of services provided per cubic meter sold posted an increase of only 3%, reflecting gains in productivity at the terminals.

Ipiranga’s cost of products and services sold was R$96,110.4 million in 2021, an increase of 51% compared to R$63,609.9 million in 2020, because of the increase in the average costs of products derived from oil and ethanol, in addition to higher sales volume.

Gross profit. For the reasons described above, Ultrapar’s gross profit was R$4,904.9 million in 2021, a growth of 23% compared to R$4,001.6 million in 2020. Ipiranga’s gross profit was R$3,272.2 million in 2021, an increase of 30% compared to R$2,523.2 million in 2020. Ultragaz’s gross profit was R$1,118.3 million in 2021, an increase of 2% compared to R$1,098.2 million in 2020. Ultracargo’s gross profit was R$427.7 million in 2021, an increase of 14% compared to R$374.2 million in 2020. abastece aí’s gross profit was R$84.7 million in 2021, compared to R$17.2 million in 2020.

Selling, marketing, general and administrative expenses. Ultrapar’s selling, marketing, general and administrative (“SG&A”) expenses generally include personnel, freight, marketing and depreciation and amortization expenses. Ultrapar’s SG&A expenses were R$3,398.2 million in 2021, an increase of 30% compared to R$2,605.1 million in 2020.

The following table shows the changes in SG&A expenses for each of our segments:

	2021	2020	Percent change 2021—2020
	(R$ million)
Ultragaz	661.2	620.2	7%
Ultracargo	136.3	129.9	5%
Ipiranga	2,232.3	1,730.9	29%
abastece aí	184.9	47.1	293%
SG&A from continuing operations	3,398.2	2,605.1	30%

Ultragaz’s SG&A expenses were R$661.2 million in 2021, an increase of 7% compared to R$620.2 million in 2020, due to higher expenses with personnel, freight, and commercial rebates, partially offset by lower expenses with consultancies and initiatives to reduce expenses in several lines.

Ultracargo’s SG&A expenses were R$136.3 million in 2021, an increase of 5% compared to R$129.9 million in 2020, due to higher expenses with personnel (mainly due to performance-based compensation), information technology and engineering to support expansion projects, productivity gains and digital transformation.

Ipiranga’s SG&A expenses were R$2,232.3 million in 2021, an increase of 29% compared to R$1,730.9 million in 2020, due to higher provisions for contingencies, higher expenses due to the increase in number of AmPm’s company-operated stores, Iconic higher sales volume and commercial rebates and higher sales volume and increase in unit cost for freight operations. This increase was partially offset by expense-reductions in several fronts in 2020, such as hiring, training and travel.

abastece aí’s SG&A expenses were R$184.9 million in 2021, an increase of R$137.8 million compared to R$47.1 million in 2020, due to higher expenses with personnel, development and marketing to increase the use of the application and the loyalty program.

Other operating income, net. Other operating income, net was R$96.2 million in 2021, an increase of 50% compared to R$64.0 million in 2020, due to higher constitution of extemporaneous tax credits as a result of the exclusion of the ICMS from the PIS and COFINS tax base in the amount of R$43.4 million and an increase of R$13.7 million in merchandise paid by our suppliers' to expose their products at the AmPm stores, partially offset by higher costs in the amount of R$37 million to meet the Renovabio's goals to reduce carbon emissions and encourage the consumption and production of biofuels in Brazil.

Gain (loss) on disposal of property, plant and equipment and intangibles. Ultrapar’s income from disposal of assets was R$184.2 million in 2021, an increase of R$98.7 million compared to R$85.5 million in 2020, mainly as a result of the ConectCar’s sale in the amount of R$76.5 million and higher sale of lands owned by Ipiranga's. The sale of Ipiranga's real estate properties is part of the company's business strategy to optimize employed capital when certain real estate properties value are higher than their respective value as an operational asset for the company.

Operating income (loss) before financial income (expenses) and share of profit (loss) of joint-ventures and associates. For the reasons described above, Ultrapar’s operating income before financial income (expenses) and share of profit (loss) of joint-ventures and associates was R$1,787.0 million in 2021, an increase of 16% compared to R$1,546.0 million in 2020.

Ultragaz’s operating income before financial income (expenses) and share of profit (loss) of joint-venture and of associates was R$470.3 million in 2021, a decrease of 5% compared to R$494.2 million in 2020, mainly due to higher expenses, partially offset by higher gross profit. Ultracargo’s operating income before financial income (expenses) and share of profit (loss) of joint-ventures and associates was R$293.6 million in 2021, an increase of 17% compared to R$251.8 million in 2020, mainly due to higher gross profit. Ipiranga’s operating income before financial income (expenses) and share of profit (loss) of joint-ventures and associates was R$1,298.4 million in 2021, an increase of 42% compared to R$915.4 million in 2020, mainly due to higher gross profit, partially offset by higher expenses. abastece aí’s operating loss before financial income (expenses) and share of profit (loss) of joint-ventures and associates was R$95.0 million in 2021, an increase of 228% compared to R$29.0 million in 2020, mainly due to higher gross profit.

Financial result, net. Net financial results include mainly income and expenses from interest on financial investments and financing and exchange rate variation. Ultrapar recognized a net financial expense of R$762,7 million in 2021, an increase of 39% compared to a net financial expense of R$550.3 million in 2020, mainly due to the negative results of the fair value position on the foreign exchange hedging and the higher cost of the debts caused by the increase in interest rates.

Income and social contribution taxes. Ultrapar’s income and social contribution taxes were R$188.0 million in 2021, a decrease of 38% compared to R$304.5 million in 2020.

Profit from continuing operations. Ultrapar’s profit from continuing operations was R$818.6 million in 2021, an increase of 27% compared to R$647.1 million in 2020, mainly due to higher operating income in Ipiranga and lower taxes, partially offset by higher financial expenses as described above.

Profit from discontinued operations. Profit from discontinued operations decreased by 77% compared to 2020, mainly due to the impairment of R$427.5 million at Extrafarma in 2021, partially offset by higher operating income before financial expenses in Oxiteno.

Profit for the year. As a result of the foregoing, Ultrapar’s net income was R$883.9 million in 2021, a decrease of 5% compared to R$927.7 million in 2020.

Year ended December 31, 2020 compared to the year ended December 31, 2019.

The following table shows a summary of our results of operations for the years ended December 31, 2020 and 2019:

	Year ended December 31, 2020	% of net revenuefrom sales and services	Year ended December 31, 2019	% of net revenuefrom sales and services	Percent change 2020—2019
	Re-presented		Re-presented
	(R$ million)
Continuing operations
Net revenue from sales and services	74,058.1	100%	83,004.7	100%	-11%
Cost of products and services sold	(70,056.4)	95%	(78,208.8)	94%	-10%
Gross profit	4,001.6	5%	4,795.9	6%	-17%
Selling, marketing, general and administrative expenses¹	(2,605.1)	4%	(2,886.4)	3%	-10%
Other operating income, net²	64.0	0%	140.0	0%	54%
Gain (loss) on disposal of property, plant and equipment and intangibles	85.5	0%	1.7	0%	N/A
Operating income (loss) before financial income (expenses) and share of profit (loss) of joint-ventures and associates	1,546.0	2%	2,051.2	2%	-25%
Financial result, net	(550.3)	1%	(673.4)	1%	-18%
Income and social contribution taxes	(304.5)	0%	(470.0)	1%	-35%
Share of profit (loss) of joint-ventures and associates	(44.0)	0%	(12.7)	0%	246%
Profit from continuing operations	647.1	1%	895.2	1%	-28%
Discontinued operations
Profit (loss) from discontinued operations	280.6	N/A	(492.3)	N/A	-157%
Profit for the year	927.7	N/A	402.9	N/A	130%
Net income attributable to:
Shareholders of Ultrapar	893.4	N/A	373.5	N/A	139%
Non-controlling shareholders of the subsidiaries	34.3	N/A	29.4	N/A	17%

   1  Considers both selling and marketing, reversion (loss) allowance for expected credit losses and general and administrative expenses

   2  Considers both other operating income and other operating expenses

Net revenue from sales and services. Ultrapar’s net revenue from sales and services was R$74,058.1 million in 2020, a decrease of 11% compared to R$83,004.7 million in 2019, reflecting lower revenues in Ipiranga, partially offset by higher revenues in Ultragaz and Ultracargo, as further detailed below. Over the past three years, more than 90% of our consolidated net revenue was generated by Ipiranga and Ultragaz. Therefore, the main components of these revenues come from diesel, gasoline, ethanol and LPG sales. Additionally, we also generate revenue from liquid bulk storage services provided by Ultracargo.

The following table shows the change in net revenue from sales and services for each of our segments:

	2020	2019	Percent change 2020—2019
	(R$ million)
Ultragaz	7,408.3	7,094.8	4%
Ultracargo	644.2	540.8	19%
Ipiranga	66,133.0	75,452.5	-12%
abastece aí	17.2	-	N/A
Net revenue from sales and services from continuing operations (1)	74,058.1	83,004.7	-11%

   (1)  Segment information for Ultragaz, Ultracargo, Ipiranga and abastece aí is presented on an unconsolidated basis

Ultragaz’s net revenue from sales and services was R$7,408.3 million in 2020, an increase of 4% compared to R$7,094.8 million in 2019, mainly due to higher sales volume in the period and increases of LPG prices implemented by Petrobras in 2020 (see “Business Overview Overview—Distribution of Liquefied Petroleum Gas—Ultragaz—Prices of LPG"). Ultragaz’s sales volume was 1,732 thousand of tons in 2020 compared to 1,706 thousand of tons in 2019, an increase of 2%, reflecting market growth in the period. In the bottled segment, volumes increased by 2%, due to stronger residential consumption driven by restrictions imposed by the pandemic. In the bulk segment, volumes remained stable with higher sales to industry and special gases (propellants), which were partially offset by lower volumes to the commercial and services sectors, most affected by social distancing measures adopted in connection with efforts to contain the spread of COVID-19 pandemic.

Ultracargo’s net revenue from sales and services was R$644.2 million in 2020, an increase of 19% compared to R$540.8 million in 2019, driven by greater fuel handling in light of expansions and spot operations as well as higher tariffs due to contractual readjustments. The average installed capacity at Ultracargo in 2020 increased by 12%, due to expanded tankage capacity at the terminals in Santos and Itaqui in the past 18 months. Consequently, cubic meter sold grew by 14% with greater fuel handling at the two terminals and a higher number of spot operations. Ultracargo ended the year with a market share of product handling of 25.2% in 2020 versus 23.7% at the end of 2019 according to ABLT, which was in line with the company’s growth plan.

Ipiranga’s net revenue from sales and services was R$66,133.0 million in 2020, a decrease of 12% compared to R$75,452.5 million in 2019, mainly due to lower sales volume and average fuel price volatility, in particular the substantial fall in fuel prices between March and April 2020, followed by continuous increases in the subsequent months. Ipiranga’s sales volume fell by 9% in 2020, due to the effects of the pandemic which significantly impacted fuel consumption in Brazil, mainly in the second quarter of 2020. This decrease was partially offset by a gradual recovery in demand for the period following the second quarter of 2020. The Otto cycle segment was the mostly affected by the lower demand, with sales volume decreasing 14% in 2020 compared to 2019. Sales volume of diesel decreased by 3% in 2020 compared to 2019.

abastece aí’s net revenue from sales and services was R$17.2 million in 2020, mainly linked to Ipiranga gas stations transactions and new partnerships.

Cost of products and services sold. Ultrapar’s cost of products and services sold was R$70,056.4 million in 2020, a decrease of 10% compared to R$78,208.8 million in 2019, due to lower costs in Ipiranga, partially offset by higher costs in Ultragaz and Ultracargo, as further detailed below. Ultrapar main costs of products and services sold are related to the purchase of goods for resale, including diesel, gasoline and ethanol for Ipiranga, LPG for Ultragaz, in addition to depreciation and amortization.

The following table shows the change in cost of products and services sold for each of our segments:

	2020	2019	Percent change 2020—2019
	(R$ million)
Ultragaz	6,310.2	6,105.0	3%
Ultracargo	270.0	261.0	3%
Ipiranga	63,609.9	71,962.7	-12%
abastece aí	0,0	-	N/A
Cost of products and services sold from continuing operations (1)	70,056.4	78,208.8	-10%

   (1)  Segment information for Ultragaz, Ultracargo, Ipiranga and abastece aí is presented on an unconsolidated basis

Ultragaz’s cost of products and services sold was R$6,310.2 million in 2020, an increase of 3% when compared to R$6,105.0 million in 2019, due to the increases of LPG prices implemented Petrobras in 2020 (see "Business Overview—Distribution of Liquefied Petroleum Gas—Ultragaz—Prices of LPG"), in addition to higher freight costs associated with sourcing LPG from more distant supply bases, as under our LPG supply agreement with Petrobras we are responsible for freight costs and Petrobras may supply LPG through various hubs, not necessarily close to our facilities.

Ultracargo’s cost of products and services sold was R$270.0 million in 2020, an increase of 3% compared to R$261.0 million in 2019, due to the increase in tankage capacity between the periods. The cost of services provided per cubic meter sold posted a decrease of 9%, reflecting gains in productivity at the terminals.

Ipiranga’s cost of products and services sold was R$63,609.9 million in 2020, a decrease of 12% compared to R$71,962.7 million in 2019, in line with the reduction in sales volume described above.

Gross profit. For the reasons described above, Ultrapar’s gross profit was R$4,001.6 million in 2020, a decrease of 17% compared to R$4,795.9 million in 2019, mainly as a result of decreased gross profit in Ipiranga. Ipiranga’s gross profit was R$2,523.2 million in 2020, a decrease of 28% compared to R$3,489.7 million in 2019, mainly due to lower volumes as mentioned above. Ultragaz’s gross profit was R$1,098.2 million in 2020, an increase of 11% compared to R$989.9 million in 2019, due to higher volumes as describe above. Ultracargo’s gross profit was R$374.2 million in 2020, an increase of 34% compared to R$279.7 million in 2019, mainly due to the aforementioned higher volumes. abastece aí’s gross profit was R$17.2 million in 2020.

Selling, marketing, general and administrative expenses. Ultrapar’s selling, marketing, general and administrative (“SG&A”) expenses generally include personnel, freight, marketing and depreciation and amortization expenses. Ultrapar’s SG&A expenses were R$4,098.4 million in 2020, a decrease of 6% compared to R$4,366.6 million in 2019.

The following table shows the changes in SG&A expenses for each of our segments:

	2020	2019	Percent change 2020—2019
	(R$ million)
Ultragaz	620.2	636.5	-3%
Ultracargo	129.9	133.4	-3%
Ipiranga	1,730.9	2,002.1	-14%
abastece aí	47.1	-	13%
Selling, marketing, general and administrative expenses from continuing operations	2,605.1	2,886.4	-10%

Ultragaz’s SG&A expenses were R$620.2 million in 2020, a decrease of 3% compared to R$636.5 million in 2019, as a result of several initiatives implemented for reducing expenses, particularly in the payroll line, in addition to lower expenses with materials and provisions for doubtful accounts. This was partially offset by the increase in freight expenditures as a result of higher volume and inflation rate in the period together with higher fees for consultancies hired to improve operational efficiency.

Ultracargo’s SG&A expenses were R$129.9 million in 2020, a decrease of 3% compared to R$133.4 million in 2019, due to lower payroll expenses, which were partially offset by higher expenditures with IT systems for strengthening the technological platform and conceptual engineering projects for expansion studies.

Ipiranga’s SG&A expenses were R$1,730.9 million in 2020, a decrease of 14% compared to R$2,002.1 million in 2019, mainly due to the reduction in payroll and freight (lower sales volume) in addition to lower provisions for doubtful accounts and costs controls on various fronts, such as freight, payroll and marketing expenses.

abastece aí’s SG&A expenses were R$47.1 million in 2020, mainly due to payroll, technology and marketing expenses for structuring and growth of the business.

Other operating income, net. Other operating income, net was R$64.0 million in 2020, a decrease of 54% compared to R$140.0 million in 2019, reflecting the appropriation of costs in the total amount of R$124.0 million, with respect to Renovabio targets at Ipiranga, partially offset by tax credits at Ultracargo in 2020 and the recognition in 2019 of a R$65.5 million provision for the payment of the Conduct Adjustment Agreement (“TAC”) at Ultracargo, signed with the Public Prosecutor’s Office, relating to the implementation of actions to offset the impacts caused to the Santos estuary following the fire at the Ultracargo terminal in 2015 (see “Item 4.A. Information on the Company—History and Development of the Company—Ultracargo —Fire at storage facilities in Santos”).

Gain (loss) on disposal of property, plant and equipment and intangibles. Ultrapar’s expense from disposal of assets was R$85.5 million in 2020, an increase of R$83.8 million compared to R$1.7 million in 2019, mainly due to the higher sale of real estate owned by Ipiranga. The sale of Ipiranga's real estate properties is part of the company's business strategy to optimize employed capital when certain real estate properties value is higher than its respective value as an operational asset for the company.

Operating income (loss) before financial income (expenses) and share of profit (loss) of joint-ventures and associates. For the reasons described above, Ultrapar’s operating income before financial income (expenses) and share of profit (loss) of joint-ventures and associates was R$1,546.0 million in 2020, a decrease of 25% compared to R$2,051.2 million in 2019, mainly as a result of the decreased operating income before financial income (expenses) and share of profit (loss) of joint-ventures and associates in Ipiranga, partially offset by the increased operating income before financial income (expenses) and share of profit (loss) of joint-ventures in Ultragaz and Ultracargo.

Ultragaz’s operating income before financial income (expenses) and share of profit (loss) of associates was R$494.2 million in 2020, an increase of 34% compared to R$369.0 million in 2019, mainly due to higher gross profit and lower expenses. Ultracargo’s operating income before financial income (expenses) and share of profit (loss) of joint-ventures and associates was R$251.8 million in 2020, an increase of 203% compared to R$83.2 million in 2019, mainly due to higher gross profit and lower expenses. Ipiranga’s operating income before financial income (expenses) and share of profit (loss) of joint-ventures and associates was R$915.4 million in 2020, a decrease of 45% compared to R$1,674.4 million in 2019, due to lower gross profit. abastece aí’s operating loss before financial income (expenses) and share of profit (loss) of joint-ventures and associates was R$29.0 million in 2020.

Net financial results, net. Net financial results include mainly income and expenses from interest on financial investments and financing and exchange rate variation. Ultrapar recognized a net financial expense of R$550.3 million in 2020, a decrease of 18% compared to a net financial expense of R$673.4 million in 2019, mainly due to the appropriation of interest on extemporaneous tax credits in 2020.

Income and social contribution taxes. Ultrapar’s income and social contribution taxes net of benefits from income tax exemptions were R$304.5 million in 2020, a decrease of 35% compared to R$470.0 million in 2019, due to lower profit.

Profit from continuing operations. Ultrapar’s profit from continuing operations was R$647.1 million in 2020, a decrease of 28% compared to R$895.2 million in 2019, mainly due to lower operating income before financial income in Ipiranga and higher taxes, partially offset by lower financial expenses in 2020.

Profit from discontinued operations. Profit from discontinued operations was R$280.6 million in 2020, an increase by R$772.9 million compared to 2019, mainly due to the impairment of R$593.3 million at Extrafarma in 2019 and higher operating income before financial income in Oxiteno.

Profit for the year. As a result of the foregoing, Ultrapar’s profit for the year was R$927.7 million in 2020, an increase of 130% compared to R$402.9 million in 2019.

B.      Liquidity and Capital Resources

Sources and Uses of funds

Our principal sources of liquidity derive from (i) cash, cash equivalents and financial investments, (ii) cash generated from operations and (iii) financings. Our material cash requirements have included the following:

  Working capital;
  Capital expenditures;
  Amortization of debts; and
  Payment of dividends.

Discussion of contractual obligations

We expect to spend approximately R$14.9 billion to meet contractual obligations over the next five years, including amortization and interest payments on existing financings. As of December 31, 2021, we had short- and long- term obligations related to financings and interest on financing contracts totaling R$3.6 billion and R$9.3 billion, respectively (see Note 17 to our consolidated financial statements). As of December 31, 2021, we also had short- and long- term liabilities in connection with hedge instruments totaling R$0.2 billion and R$0.4 billion, respectively, and short-term and long-term contractual obligations related to lease payables in the amount of R$0.3 billion and R$0.9 billion, respectively.

Subsidiary Ultracargo Logística has agreements with CODEBA, with the Complexo Industrial Portuário Governador Eraldo Gueiros and with Empresa Maranhense de Administração Portuária, in connection with its port facilities in Aratu, Suape and Itaqui, respectively. Such agreements establish a minimum cargo movement of products that corresponds to an obligation of R$14.3 million and R$30.2 million in short- and long-term, respectively.

We also estimate an obligation amount of planned funding from pension plan (Ultraprev) of R$21.8 million and R$94.7 million in short- and long term, respectively.

Moreover, we periodically assess the opportunities for acquisitions and investments. We consider different types of investments, either directly or through joint-ventures, or associated companies, and we finance such investments using cash generated from our operations, debt financing, through capital increases or through a combination of these methods.

We expect to meet our cash requirements through a combination of cash generated from operating activities and cash generated by financing activities, including new debt financing and the refinancing of some of our indebtedness as it becomes due. We believe that our sources of liquidity are sufficient to meet our cash requirements going forward.

Cash Flows

Net cash provided by (used in) operating activities

Net cash provided by operating activities from continuing operations was R$1,603.4 million in 2021, R$660.6 million lower than that of 2020 (a decrease of 29%), due to higher fuels and LPG costs. In 2020, net cash provided by operating activities from continuing operations was R$2,264.0 million, R$108.4 million lower than that of 2019 (a decrease of 5%), due to lower operating income. In 2021, 2020 and 2019, the Company paid R$420.3 million, R$356.0 million and R$330.1 million, respectively, in contractual assets with customers - exclusive rights.

Net cash provided by (used in) investing activities

In 2021, net cash provided by investing activities from continuing operations was R$882.9 million, an increase of R$2,860.5 million compared to 2020. Of this increase in net cash provided by investing activities from continuing operations, R$2,732.8 million resulted from the net redemptions of financial investments, partially offset by the investment of R$201.1 million in additions to property, plant and equipment and intangible assets, net of disposals. In 2020, net cash used in investing activities from continuing operations was R$1,649.0 million, an increase of R$809.7 million as compared to 2019. Of this increase in net cash used in investing activities from continuing operations, R$972.7 million was used in financial investments net of redemptions and R$73.1 million was invested in additions to property, plant and equipment and intangible assets, net of disposals.  These effects were partially offset by less investments in joint-ventures in the amount of R$50.3 million, R$68.0 million in initial direct costs of right-of-use assets in 2019 which didn't occur in 2020 and R$117.8 million in proceeds from disposal of property, plant and equipment. In 2019, net cash used in investing activities from continuing operations was R$839.3 million. Of the total net cash used in investing activities from continuing operations, R$795.1 million was invested in additions to property, plant and equipment and intangible assets, net of disposals, partially offset by R$102.9 million resulted from the net redemptions of financial investments.

Net cash provided by (used in) financing activities

In 2021, net cash used in financing activities from continuing operations was R$2,802.6 million, R$3,129.9 million lower than that of 2020, mainly due to higher preventive fundraising carried out in 2020 because of the pandemic in Brazil, management initiatives on indebtedness — such as paying in advance those debts with a higher cost, thus reducing the effects with loading costs —, and the higher payment of dividends in 2021, which were retained in 2020. In 2020, net cash provided by financing activities from continuing operations was R$327.4 million, R$3,007.7 million higher than that of 2019, mainly due to an increase in proceeds from new financings and lower interest payments.

Cash and cash equivalents

Accordingly, cash and cash equivalents totaled R$2,668.1 million, R$2,661.5 million and R$2,115.4 million as of December 31, 2021, 2020 and 2019, respectively.

As of December 31, 2021, we had R$4,084.2 million in cash, cash equivalents and financial investments and hedging instruments whereas our consolidated debt due from January 1 to December 31, 2022 totaled R$3,605.4 million, including estimated interest payments on loans.

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

Consolidated debt

As of December 31, 2021, our consolidated short and long-term debt was as follows:

Consolidated debt	Currency	Interest rate(1)	Principal amount of outstanding and accrued interest through December 31,
			2021	2020
			(in millions of Reais)
Foreign currency – denominated loans:
Notes in the foreign market	US$	5.3%	7,821.4	7,267.7
Foreign loan	US$	4.0%	735.4	1,047.6
Foreign loan	US$	LIBOR (2) + 1.0%	275.9	261.3
Financial institutions	US$	LIBOR (2) + 1.4%	—	312.2
Financial institutions	US$	2.5%	—	154.8
Advances on foreign exchange contracts	US$	3.7%	—	105.6
Financial institutions	MX$(3)	8.4%	—	39.4
Foreign loan	US$		—	—
BNDES	US$		—	—
Reais – denominated loans:
Debentures – CRA – 5th, 7th and 8th issuances Ipiranga	R$	95.8% of DI	2,063.8	2,037.6
Debentures – CRA – 5th, 7th and 8th issuances Ipiranga	R$	IPCA (4) + 4.7%	1,940.2	1,000.8
Debentures – 6th issuance	R$	105.3% of DI	1,764.2	1,734.1
Debentures – 4th and 6th public issuances Ipiranga	R$	105.0% of DI	771.5	1,679.0
Debentures – 2nd public issuance Ultracargo Logística and 1st issuance Tequimar Vila do Conde	R$	IPCA (4) + 4.1%	466.1	—
Banco do Brasil – floating rate	R$	110.9% of DI	204.8	407.4
Debentures – 1st public issuance Ultracargo Logística	R$	6,5%	80.9	92.5
Bank Credit Bill	R$	DI + 2.0%	51.2	50.7
FINEP – Research and Projects Financing	R$	TJLP (5) - 1.5%	0.3	29.8
Promissory Notes – 2nd issuance	R$	R$ + DI	—	1,038.5
Total loans			16,180.5	17,259.1
Unrealized losses on swaps transactions			197.2	117.2
Total			16,377.6	17,376.2

(1)	Interest rate as of December 31, 2021.
(2)	LIBOR = London Interbank Offered Rate.
(3)	MX$ = Mexican peso
(4)	IPCA = Brazilian National Wide Consumer Price Index.
(5)	TJLP (Long-Term Interest Rate) = set by the National Monetary Council, TJLP is the basic financing cost of FINEP for agreements entered into before 2020. On December 31, 2021, TJLP was fixed at 5.32% p.a.

 Our consolidated debt as of December 31, 2021 had the following maturity schedule:

Maturity	Amount
(in millions of Reais)
January 1, 2022 to December 31, 2022	2,866.1
January 1, 2023 to December 31, 2023	3,092.7
January 1, 2024 to December 31, 2024	774.9
January 1, 2025 to December 31, 2025	270.4
January 1, 2026 to December 31, 2026	3,056.5
2026 thereafter	6,317.0
Total	16,377.6

As provided in IAS 39, the transaction costs and issuance premiums associated with our fundraising are included as part of our financial liabilities. See Note 17.g to our consolidated financial statements for more information.

Ultrapar contracted hedging instruments against foreign currency exchange and interest rate variations for a portion of its indebtedness. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” and Note 33 to our consolidated financial statements for more information.

As of December 31, 2021, none of the financings are secured by collateral (R$75.3 million as of December 31, 2020) but are guaranteed by corporate guarantees and promissory notes in the amount of R$14,151.5 million (R$13,758.0 million as of December 31, 2020). As of December 31, 2021, and 2020, the Company did not have guarantees related to raw materials imported by the subsidiary Ipiranga.

Some subsidiaries issued collateral to financial institutions in connection with the amounts owed by some of their customers to such institutions (vendor financing). If a subsidiary is required to make any payment under this collateral, this subsidiary may recover the amount paid directly from its customers through commercial collection. The maximum amount of future payments related to this collateral is R$690.3 million as of December 31, 2021 with maturities of less than 49 months. As of December 31, 2021, Ultrapar did not have losses in connection with this collateral. The fair value of collaterals recognized in current liabilities as other payables was R$9.9 million as of December 31, 2021, which is recognized as profit or loss as customers settle their obligations with the financial institutions.

Collateral

As of December 31, 2021, Ultrapar had no debt secured by property, plant and equipment.

Notes in the foreign market

In October 2016, the subsidiary Ultrapar International issued notes (the “2026 notes”) in the international markets in the principal amount of US$750 million, with maturity in October 2026 and interest rate of 5.25% p.a., paid semiannually. The issue price was 98.097% of the face value of the 2026 notes. The 2026 notes are guaranteed by Ultrapar and Ipiranga. In June 2019, the subsidiary Ultrapar International repurchased US$200.0 million in principal amount of the 2026 notes.

In June 2019, the subsidiary Ultrapar International issued notes (the “2029 notes”) in the international market in the amount of US$500 million, with maturity in June 2029 and interest rate of 5.25% p.a., paid semiannually. The issue price was 100.0% of the face value of the 2029 notes. The 2029 notes are guaranteed by Ultrapar and Ipiranga. In July 2020, Ultrapar reopened its 2029 notes issued in the international market and issued additional notes in the total amount of US$350.0 million at an interest rate of 5.25% per year with the same characteristics of the 2029 notes.

As a result of the issuance of the 2026 notes and the 2029 notes, the Company and its subsidiaries are required to comply with certain obligations, including:

  restrictions on the Company, Ultrapar International and Ipiranga entering into a merger, consolidation or sale of all or substantially all of the assets of the Company and its consolidated subsidiaries; and
  restrictions on encumbrance of assets exceeding the greater of US$150 million and 15% of the Company’s consolidated net tangible assets, subject to certain exceptions.

The Company and its subsidiaries are in compliance with the levels of covenants required by the terms of these notes. The restrictions imposed on the Company and its subsidiaries are customary in transactions of this kind and have not limited their ability to conduct their business to date.

Foreign loans

The subsidiary Ipiranga has foreign loans in the total amount of US$175 million. Ipiranga also contracted hedging instruments for floating interest rate in U.S. dollar and exchange rate variation, changing the foreign loans charge to an average cost of 104.9% of DI (see Note 33 to our consolidated financial statements). Ipiranga designated these hedging instruments as a fair value hedge; therefore, loans and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss. The foreign loans are guaranteed by Ultrapar.

The maturity of the principal amount of these loans are as follows:

	Amount	Cost
Maturity	in millions of dollars	% of DI
Charges (1)	6.2	—
June, 2022	50.0	105.0
September, 2023	60.0	105.0
September, 2023	65.0	104.8
Total / average cost	181.2	104.9

(1)	Includes interest, transaction costs, fair value adjustments and hedge initial recognition.

Debentures

In September 2021, the subsidiary Ipiranga completed its tenth issuance of unsecured, simple, nonconvertible, nominative, book-entry debentures in the amount of R$960 million, in single series. The debentures were subscribed by Vert Companhia Securitizadora with the purpose of backing the issuance of Certificates of Agribusiness Receivables, or CRA. The proceeds from this issuance were used exclusively for the purchase of ethanol by subsidiary Ipiranga. The financial settlement took place on September 16, 2021. The debentures have an additional guarantee from Ultrapar and the main characteristics are as follows:

Principal Amount:	R$960,000,000.00
Unit Par Value:	R$1,000.00
Maturity date:	September 15, 2028
Repayment method:	Lump sum at final maturity
Interest:	IPCA + 4.8287%
Payment of interest:	Semiannually

The subsidiary Ipiranga contracted hedging instruments subjected to IPCA variation, changing the debentures charges linked to IPCA to 102.75% of DI. Ipiranga designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss.

In March 2021, the subsidiary Ultracargo Logística completed its second issuance of public debentures, in a single series of 100,000 simple, nonconvertible into shares and unsecured debentures, which the main characteristics are as follows:

Principal Amount:	R$100,000,000.00
Unit Par Value:	R$1,000.00
Maturity date:	March 15, 2028
Repayment method:	Lump sum at final maturity
Interest:	IPCA + 4.37%
Payment of interest:	Semiannually

The subsidiary Ultracargo Logística contracted hedging instruments subject to interest rate variation, changing the debentures fixed rate charges to 111.4% of CDI. Ultracargo Logística designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss.

In March 2021, the subsidiary Tequimar Vila do Conde completed its first issuance of public debentures, in a single series of 360,000 simple, nonconvertible into shares and unsecured debentures, which the main characteristics are as follows:

Principal Amount:	R$360,000,000.00
Unit Par Value:	R$1,000.00
Maturity date:	March 15, 2028
Repayment method:	Lump sum at final maturity
Interest:	IPCA + 4.04%
Payment of interest:	Semiannually

The subsidiary Tequimar Vila do Conde contracted hedging instruments subjected to interest rate variation, changing the debentures fixed rate charges to 111.4% of DI. Tequimar Vila do Conde designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss.

In November 2019, the subsidiary Ultracargo Logística completed its first issuance of public debentures, in a single series of 90,000 simple, nonconvertible into shares and unsecured debentures, which the main characteristics are as follows:

Principal Amount:	R$90,000,000.00
Unit Par Value:	R$1,000.00
Maturity date:	November 19, 2024
Repayment method:	Lump sum at final maturity
Interest:	6.47%
Payment of interest:	Semiannually

The subsidiary Ultracargo Logística contracted hedging instruments subjected to interest rate variation, changing the debentures fixed rate charges to 99.94% of DI. Ultracargo Logística designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss.

In December 2018, the subsidiary Ipiranga completed its eighth issuance of unsecured, simple, nonconvertible, nominative, book-entry debentures in the amount of R$900 million, in two series of R$660 million and R$240 million. The debentures were subscribed by Vert Companhia Securitizadora with the purpose of backing the issuance of Certificates of Agribusiness Receivables (CRA). The proceeds from this issuance were used exclusively for the purchase of ethanol by subsidiary Ipiranga.

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

The subsidiary Ipiranga contracted hedging instruments subjected to IPCA variation, changing the debentures charges linked to IPCA to 97.1% of DI. Ipiranga designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss.

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

In October 2017, the subsidiary Ipiranga completed its seventh issuance of simple, nonconvertible, unsecured, book-entry debentures in the amount of R$944.1 million, in two series of R$730.4 million and R$213.7 million. These debentures were subscribed by Vert Companhia Securitizadora with the purpose of backing the issuance of Certificates of Agribusiness Receivables (CRA). The proceeds from this issuance were used exclusively for the purchase of ethanol by subsidiary Ipiranga.

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

The subsidiary Ipiranga contracted interest rate hedging instruments, with the effect of changing the interest rate applicable to the debentures from IPCA + 4.34% to 97.3% of DI. Ipiranga designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss.

In July 2017, the subsidiary Ipiranga completed its sixth issuance of public debentures, in one single series of 1,500,000 simple, nonconvertible into shares and unsecured debentures, which main characteristics are as follows:

Principal Amount:	R$1,500,000,000.00
Unit Par Value:	R$1,000.00
Maturity date:	July 28, 2022
Repayment method:	Amortizing annually, beginning in July 2021
Interest:	105.0% of DI
Payment of interest:	Annually

In April 2017, the subsidiary Ipiranga carried out its fifth issuance of debentures, in two series of 660,139 and 352,361, simple, nonconvertible into shares, nominative, book-entry and unsecured debentures. The proceeds from this issuance were used exclusively for the purchase of ethanol by subsidiary Ipiranga.

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

The subsidiary Ipiranga entered into interest rate hedging instruments, with the effect of changing the interest rate applicable to the debentures from IPCA to 93.9% of DI. Ipiranga designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss.

In May 2016, the subsidiary Ipiranga completed its fourth issuance of public debentures, in a single series of 500 simple, nonconvertible into shares, nominative, book-entry and unsecured debentures, with an additional guarantee granted by Ultrapar, and its main characteristics are as follows:

Principal Amount:	R$500,000,000.00
Unit Par Value:	R$1,000,000.00
Maturity date:	May 25, 2021
Repayment method:	Amortizing annually, beginning in May 2019
Interest:	105.0% of DI
Payment of interest:	Semiannually

The proceeds of this issuance were used exclusively in the purchase of ethanol by the subsidiary Ipiranga. The subsidiary has the obligation to prove the allocation of the resources within 12 months from subscription.

BNDES

The subsidiaries had financings from BNDES for some of their investments and for working capital.

The subsidiaries paid off in advance the total outstanding amount of such loans in 2020.

Financial institutions

As of December 31, 2021, the subsidiary abastece aí had short-term loans in the amount of R$4.6 million.

In addition, former subsidiary Oxiteno México S.A. de C.V had a loan in the amount of US$20 million with maturity in April 2022 and Oxiteno Uruguay had loans with different maturity dates ranging from October 2021 to July 2022. As of December 31, 2021, the outstanding balance of the loans contracted by Oxiteno México S.A. de C.V and Oxiteno Uruguay totaled R$163.5 million.

In 2020, Oxiteno USA contracted a loan, which was fully paid on its maturity in September 2021.

Banco do Brasil

The subsidiary Ipiranga has floating rate loans with Banco do Brasil in the amount of R$204.8 million as of December 31, 2021.

 Investments

Equity investments

Equity investments consist of capital increases, joint-ventures and associates. The table below shows our equity investments for the years ended December 31, 2021, 2020 and 2019:

	Year ended December 31,
	2021	2020	2019
	(in millions of Reais)
Ultragaz	—	—	—
Ultracargo	—	—	—
Oxiteno	—	—	—
Ipiranga (1)	25.7	28.8	79.1
Extrafarma	—	—	—
abastece aí	—	—	—
Others	—	—	—
Total equity investments (2)	25.7	28.8	79.1

(1)	Capital invested in ConectCar and in the concessions acquired in 2019.
(2)	Equity investments consist of acquisition of subsidiaries and capital increases, net of capital reductions in joint-ventures and associates.

Investments

The following table shows our total additions to property, plant, equipment, and intangible assets for the years ended December 31, 2021, 2020 and 2019:

	Year ended December 31,
	2021	2020	2019
	(in millions of Reais)
Ultragaz	333.4	277.6	227.5
Ultracargo	313.9	214.8	206.4
Oxiteno	286.8	201.6	248.6
Ipiranga	393.3	210.1	341.1
Extrafarma	36.4	38.8	89.1
abastece aí	35.5	15.4	—
Others(1)	27.1	32.4	20.2
Total – additions to property, plant, equipment and intangible assets	1,426.3	990.8	1,132.8

(1)	Includes mainly capital expenditures related to corporate information technology.

Ultrapar’s investment plan for 2021 totaled R$1,891 million and was indicative of the Company’s commitment to the sustainable growth of its businesses and selectivity in capital allocation.

In 2021, Ultrapar’s allocation of resources net of divestments and receipts were R$1,884 million.

  Ultragaz had R$354 million allocated mainly to equipment installed in new customers in the bulk segment, to the new plants in Belém, in the state of Pará, and Fortaleza, in the state of Ceará, to the acquisition and replacement of bottles, in addition to security and information technology projects.
  Ultracargo had R$358 million allocated to the construction of the new terminal in Vila do Conde, in the state of Pará, to the phase 3 expansion of the Itaqui terminal and projects for efficiency gains, maintenance and operational safety of the terminals.
  Oxiteno had R$287 million allocated mainly to the maintenance and safety of the productive units.
  Ipiranga had R$807 million allocated to the expansion and maintenance of Ipiranga’s service stations franchise network, besides logistics infrastructure. Out of the total investments, R$418 million refers to fixed and intangible assets and R$420 million to contractual assets with customers (exclusive rights). These amounts were reduced by the receipt of R$32 million installments from sale of real estate assets, net of financings offered to customers.
  Extrafarma had R$36 million allocated mainly to information technology projects and maintenance and improvements in stores.
  abastece aí had R$35 million allocated mainly to the development of the app with new products and functions enhancing the experiences to the customers.

C.       Research and Development, Trademarks and Patents

Research and Development

While operated by us, Oxiteno carried out a wide range of research and development activities, mainly related to the application of specialty chemicals and improvement in production processes. As of December 31, 2021, 169 employees of Oxiteno were engaged in research and development and engineering activities. Oxiteno’s research and development expenditures in 2021, 2020 and 2019 were R$62 million, R$60 million and R$60 million, respectively.

Oxiteno’s investments in research and development have resulted in the introduction of 170 new products during the last three years.

Trademarks and Patents

Ipiranga owns registrations for the trademarks used in its distribution business, such as Ipiranga, AmPm, Jet Oil, Clube VIP Ipiranga, Clube do Milhão Ipiranga, Posto 24 horas, Atlantic, Gasolina Original Ipiranga (Original Ipiranga Gasoline), “AmPm Estação”, among several others. The 10-year period of validity of the registrations for these trademarks will expire between 2022 and 2031.

The other Company’s subsidiaries also own registrations and applications for its main trademarks, such as (i) Ultragaz, Ultragaz Ultrasystem and Brasilgás trademarks for the activities of Ultragaz, (ii) Ultracargo and Ultradata for the activities of Ultracargo, and (iii) Quilômetros de Vantagens Ipiranga (“Km de Vantagens”) and “abastece aí” for the activities of abastece aí. The 10-year period of validity of the registrations for these trademarks will expire between 2022 and 2031.

As of December 31, 2021, we also owned registration and applications for the following trademarks in connection with our discontinued operations: (i) Extrafarma and Clube Extrafarma trademarks for the activities of Extrafarma and (ii) Oxiteno for the activities of Oxiteno.

D.      Trend Information

Continuing Operations

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

In August 2019, the pricing policy for residential use was terminated. There is now no formal policy for LPG prices for commercial, industrial and residential usage. See “Item 4.B. Information on the Company—Business Overview—Distribution of Liquefied Petroleum Gas— Industry and Regulatory Overview—The role of the Brazilian government.”

Until November 2019, Petrobras had different prices for LPG for residential use and for commercial and industrial uses. In November 2019, Petrobras started charging the same price for all LPG segments, ending price differentiation.

Any sharp fluctuation in LPG prices charged to LPG distributors can have an impact on Ultragaz’s results if it is unable to maintain its operational margins or sales volume. LPG bulk sales are correlated to economic growth. Thus, an acceleration or deceleration in Brazilian GDP growth can affect our sales volume, since the segment represented approximately 30% of the volume sold by Ultragaz. Bottled LPG is an essential good and, therefore, it has a relatively low correlation with economic performance. For more information on LPG prices see “Item 4.B. Information on the Company—Business Overview—Distribution of Liquefied Petroleum Gas—Ultragaz—Prices of LPG.”

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

In 2021, the exchange rate (R$/US$) in Brazil remained mostly at the same level of the beginning of the year, between R$5.40 and R$5.60, so the volatility observed during 2021 can be attributed mainly to international LPG prices. In the first quarter, international prices fell, following the seasonality of the product. After that, just like most commodities prices worldwide, LPG prices increased to the highest levels since 2014. Petrobras followed that trend and adjusted LPG prices several times in 2021, the last of which happened in October.

In 2022, the conflict between Russia and Ukraine has been increasing volatility in oil prices with a direct impact on LPG international prices. As a result, Petrobras announced a new adjustment to the LPG price on March 10, 2022. Further increases in the raw material prices could impact the LPG consumption for residential use in 2022.

          Fuel distribution business

In the recent past, the combined sales of gasoline, ethanol and NGV (Otto cycle) in Brazil have been correlated mainly with the growth of the light vehicle fleet. According to ANFAVEA, in 2021, the light vehicle fleet registered approximately 2.0 million new licensed vehicles in Brazil, and 1% increase in the average fleet compared to 2020, reaching almost 44 million light vehicles. In addition, we believe that the current proportion of inhabitants per vehicle in Brazil is still low when compared to the rate observed in countries with a similar level of development.

According to information from the ANP, in 2021, the national volume of Otto cycle sold increased by 2%, following the increase in the light vehicle fleet. Diesel sales, which in 2021 represented 53% of the volume sold by Ipiranga, have historically been correlated with Brazilian economic performance, especially in the agricultural and consumer goods segments. In 2021, the Brazilian diesel market, according to ANP data, increased by 8% compared to 2020. The increase in fuel consumption may have a positive effect on the future volume sold by the Company and on its results.

In 2022, the conflict between Ukraine and Russia has been causing increased volatility in oil prices with a direct impact on both diesel and gasoline prices. As a result of this volatility fuel supply chains could be affected.

Digital payments business

The banking sector in Brazil has extremely complex and bureaucratic process to open new accounts. We believe that in Brazil there is a considerable number of people still unbanked and a large quantity of active smartphones. These two factors represent an opportunity to digital wallets.

In 2020, the Central Bank of Brazil announced a new instant payment system with potential to completely transform the country's payment industry, allowing transaction at any time, reducing costs and eliminating intermediaries in the transfer and payment process. In November, 2020, the PIX was launched and its utilization has been growing significantly since then. In 2021 we continued expanding our digital payments business, with our digital wallet reaching more than 4 million customers.

In 2022, we expect limited spillover of the political uncertainties and fuels pricing on abastece aí and Km de Vantagens businesses.

Discontinued Operations

Retail pharmacy business

Retail pharmacy is a relevant market in Brazil and during the last years has presented significant growth. According to ABRAFARMA, the revenues of its member companies grew by 16% in 2021 compared to 2020. We believe the sector has potential for continued growth, mainly due to:

(i)	Brazilian aging population – the estimated Brazilian population over 60 years, which is responsible for the largest part of the consumption of medicines, is estimated at 31 million people and is expected to reach 42 million people in 2030, an average growth of 3% per year, according to IBGE data;
(ii)	greater access to medicines, especially due to the growing prominence of generic drugs, which are cheaper than the reference branded medicine;
(iii)	and the growing sale of personal care and beauty products through the drugstore channel.

On May 18, 2021, we entered into a share purchase and sale agreement for the sale of all shares of Extrafarma to Pague Menos. We expect such transaction to be closed during 2022. Following the consummation of this transaction, we will no longer operate any retail pharmacy business and, as a result, our businesses and operations will no longer be subject to the trends of this industry. For more information, see “Item 4.A. Information on the Company—History and Development of the Company—A.2 Discontinued Operations—Extrafarma” and “Item 4.A. Information on the Company—History and Development of the Company—Recent Developments—Investitures and Divestitures.”

Chemical and petrochemical business

As of December 31, 2021, we conducted petrochemical and chemical activities through our then-wholly owned subsidiary, Oxiteno. On April 1, 2022, we concluded the sale of all shares of Oxiteno to Indorama Ventures PLC, pursuant to the share purchase and sale agreement dated August 16, 2021. As a result of our sale of Oxiteno, we have classified our related line of business as a discontinued operation. As of the date hereof, we no longer operate in the chemical and petrochemical businesses and, as a result, our businesses and operations are no longer subject to the trends of these industries. For more information, see “Item 4.A. Information on the Company—History and Development of the Company—A.2 Discontinued Operations—Oxiteno.”

E.      Critical Accounting Estimates

Our financial statements are presented in IFRS as issued by the IASB. For summary information see Note 2 to our consolidated financial statements.

ITEM 6.              DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.      Directors and Senior Management

The following table lists the members of our Board of Directors and senior management as of the date of this annual report:

Name	Position	Years with the Company	Age
Board of Directors
Pedro Wongtschowski	Chairman	45	76
Frederico Pinheiro Fleury Curado(1)	Vice-Chairman	4	60
Alexandre Teixeira de Assumpção Saigh	Director	1	54
Ana Paula Vitali Janes Vescovi	Director	3	53
Flávia Buarque de Almeida	Director	3	54
Jorge Marques de Toledo Camargo	Director	7	68
José Galló	Director	3	70
José Luiz Alquéres(2)	Director	1	78
José Maurício Pereira Coelho	Director	7	55
Otávio Lopes Castello Branco Neto(2)	Director	1	63
Executive Officers
Marcos Marinho Lutz(3)	Chief Executive Officer	8	52
Rodrigo de Almeida Pizzinatto	Chief Financial and Investor Relations Officer, Ultrapar	22	45
Marcelo Pereira Malta de Araújo(4)	Chief Corporate Development and Advocacy Officer	3	60
Décio de Sampaio Amaral	Officer, Ultracargo	2	52
Leonardo Remião Linden(5)	Officer, Ipiranga	4	56
Tabajara Bertelli Costa	Officer, Ultragaz	26	50

(1)       Vice-Chairman of the Board of Directors elected at the meeting of the Board of Directors held in September 2021 with mandate term of office from January 3, 2022 to the completion of the mandate term of the current members of the Board of Directors.

(2)       Members of the Board of Directors elected for their first term at the annual and extraordinary general shareholders’ meeting held in April 2021.

(3)       Mr. Lutz was a member of the Board of Directors until December 2021 and took office as Chief Executive Office in January 2022. Mr. Lutz has also served as Ultracargo’s Officer from 2001 to 2003 and held different positions at Ultragaz, from 1994 to 1999.

(4)       Chief Corporate Development & Advocacy Officer elected at the meeting of the Board of Directors held in September 2021.

(5)       Mr. Linden was elected as Executive Officer at the Board of Directors’meeting held in September 2021. Mr. Linden has previously served as Iconic’s CEO from 2017 to 2021.

Summarized below is information regarding the business experience, areas of experience and principal outside business interest of the current members of our Board of Directors and our senior management.

Board of Directors

Pedro Wongtschowski. Dr. Wongtschowski became an Officer of Ultrapar in 1985, and served as CEO from January 2007 to December 2012. Currently, he serves as chairman of Ultrapar’s Board of Directors and as Coordinator of its Strategy Committee. He is chairman of the Board of the ANPEI (Associação Nacional de Pesquisa e Desenvolvimento das Empresas Inovadoras), Chairman of the Committee of Innovation and Competitiveness of FIESP (Federação das Indústrias do Estado de São Paulo), member of the Management Committee of Business Mobilization for Innovation of the MEI-CNI (Mobilização Empresarial pela Inovação - Confederação Nacional da Indústria), member of the Board of São Paulo Research Foundation (FAPESP), member of the Board the of EMPRAPII (Empresa Brasileira de Pesquisa e Inovação Industrial) and member of the Board of IEDI (Instituto de Estudos para o Desenvolvimento Industrial). Dr. Wongtschowski is a member of the Board of Directors of Embraer S.A., CTC (Centro de Tecnologia Canavieira) and several non-profit-organizations. He is author or co-author of books related to the chemical industry. Dr. Wongtschowski is a Chemical Engineer, with MSc and PhD from Escola Politécnica of the University of São Paulo.

Frederico Pinheiro Fleury Curado. Mr. Frederico Curado was CEO of Ultrapar from October 2017 to December 2021. Currently he serves as Vice-Chairman of the Board of Directors and member of the People, Strategy and Conduct Committees. Prior to joining Ultrapar, he was CEO of Embraer S.A. from 2007 to 2016, where he previously held the positions of Executive Vice President of Commercial Aviation Market from 1998 to 2007, and Executive Vice President of Planning and Organizational Development from 1995 to 1998. Mr. Curado is a member of the Board of Directors of Transocean Ltd. (since 2013) and ABB Ltd. (since 2016). Mr. Curado served as a member of the Board of Directors of Iochpe-Maxion S.A. (from 2015 to 2017), Vice-President of CCI - International Chamber of Commerce (2013-2018), President of the Brazil-United States Business Council (2011-2016), and as a member of the Board of the Smithsonian Air and Space Museum (2014-2017). Mr. Curado holds a bachelor's degree in Mechanical-Aeronautical Engineering from the Technological Institute of Aeronautics (ITA) in 1983 and has an Executive MBA from the University of Sao Paulo in 1997.

Alexandre Teixeira de Assumpção Saigh. Mr. Saigh joined us in September 2020 as a member of the Board of Directors and currently is also a member of the People Committee. Mr. Saigh is co-founder and member of the Executive Committee of Pátria Investimentos Ltda., a leading alternative investment management firm in Latin America. Mr. Saigh was a partner at Banco Patrimônio responsible for the development and execution of its merchant banking & private equity activities from 1994 until 2000, when he co-founded Pátria Investimentos. Mr. Saigh received a degree in financial management and hotel administration from Boston University and a postgraduate degree in economics from Harvard University.

Ana Paula Vitali Janes Vescovi. Ms. Vescovi joined us in July 2019 as a member of the Board of Directors and the Audit and Risks Committee where she currently serves as a coordinator since April 2021. In 2019, Ms. Vescovi became head of macroeconomics at Banco Santander (Brasil) S.A. Ms. Vescovi has been the Chairwoman of the Board of Directors of Caixa Econômica Federal from 2017 to 2018. Ms. Vescovi was also deputy minister and secretary of the National Treasury in the Ministry of Finance of the Federative Republic of Brazil from 2016 to 2018. Ms. Vescovi was a member of the Board of Directors of Eletrobrás, and Chairwoman of the Board of Directors of IRB – Brasil Resseguros S.A. from 2017 until 2018. She received a degree in economy from Federal University of Espírito Santo in 1990, a master’s degree in economics from Fundação Getulio Vargas (FGV) in 1992 and a master’s degree in public policies from the University of Brasília in 2001.

Flávia Buarque de Almeida. Ms. Buarque de Almeida joined us in April 2019 as a member of both the Board of Directors and the Strategy Committee. At Península Capital S.A. she has been Managing Director and Partner since 2013, as well as executive officer since 2019 and managing director of O3 Gestão de Recursos Ltda. Ms. Buarque de Almeida has been a member of the Board of Directors of BRF S.A. and Groupe Carrefour since 2017, W2W E-Commerce de Vinhos S.A. since 2016 and Vitamina Chile S.P.A since 2018. She served as a Director at GAEC Educação S.A. from 2014 to 2018 and Lojas Renner S.A. from 2011 to 2016. She received a degree in business administration from Fundação Getulio Vargas (FGV) in São Paulo in 1989 and holds an MBA from Harvard Business School in 1994, in addition to extension courses from Kellogg Graduate School of Management (Northwestern University), Insead and Harvard.

Jorge Marques de Toledo Camargo. Mr. Camargo joined us in April 2015 as a member of the Board of Directors and currently is also a member of the Audit and Risks and the Strategy Committees. He has been a member of the Board of Directors of Prumo Logística S.A. since 2014 and of Açu Petróleo S.A. since 2020. He is also Vice-President of the Board of Trustees of Centro Brasileiro de Relações Internacionais (CEBRI). Mr. Camargo served as President of Instituto Brasileiro de Petróleo e Gás (IBP) from 2015 to 2018 and is now member of its Board of Directors. He was also a senior consultant at McKinsey & Comp., Inc. from 2012 to 2019, and a member of the Board of Directors of Mills Estruturas e Serviços de Engenharia S.A. from 2011 to 2017. Previously he worked 27 years for Petrobras, including as a member of its Board of Officers, responsible for the International Area, and for Equinor, from 2003 to 2009, as Senior Vice-President at the headquarter in Norway and later as President of Equinor Brazil. He has more than 40 years of experience in the oil and gas industry. He graduated in Geology from the University of Brasilia and obtained a master’s degree in Geophysics from the University of Texas at Austin.

José Galló. Mr. Galló joined us in April 2019 as a member of the Board of Directors and the People Committee (where he also acts as a coordinator). He has been a member of the Board of Directors of Lojas Renner SA since 1998, having taken over as President of the body in 2019. He was Managing Director of Lojas Renner SA, from September 1991 to March 1999, when he was elected CEO, position which he held until April 2019. He is also an ambassador for Endeavor Brasil in Rio Grande do Sul since 2002 and Vice-President of the Deliberative Council of Instituto Caldeira, an innovation ecosystem in Porto Alegre. He was a member of the Board of Directors of Itaú Unibanco Holding SA from 2016 to 2021 of SLC Agrícola S.A. from April 2007 to May 2016, and of Localiza Rent a Car S.A. from October 2010 to June 2020, having been Vice-Chairman of the Board from April 2019 to June 2020. He graduated in business administration from Fundação Getúlio Vargas (FGV).

José Luiz Alquéres. Mr. Alquéres joined us as a member of the Board of Directors and the People Committee in April 2021. Mr. Alquéres is a member of the Board of Director of Energisa S.A. since 2017. He is also the Institutional Relations Officer of IHGB since 2020, chairman of the strategic council of Casa FIRJAN since 2020, Vice-President of the Instituto Cultral EDP since 2019, member of the advisory council since 2012 and executive officer of JL Alquéres Consultores Associated since 1999. Mr. Alquéres also served as chairman of the Board of Centrais Elétricas Brasileiras S.A. – Eletrobras, from 2016 to 2017. He is graduated in civil engineering from PUC and in Social Sciences from UFRJ.

José Maurício Pereira Coelho. Mr. Coelho joined us in April 2015 as a member of the Board of Directors and, as of 2019, he is member of the Audit and Risks Committee. He was the CEO of Previ – Caixa de Previdência dos Funcionários do Banco do Brasil – from 2018 to 2021, Chairman of the Board of Directors of Vale S.A from 2019 to 2021, the CEO of BB Seguridade Participações S.A from 2017 to 2018 and the Vice-President of Financial Management and Investor Relations of Banco do Brasil S.A. from 2015 to 2017. Mr. Coelho was also a member of the Board of Directors of the BB Securities LLC, New York, BB Securities Limited, London and BB Securities Asia Pte. Ltda., Singapore, from 2012 to 2015. He was a member of the Board of Directors of Cielo S.A from 2012 to 2017. He obtained a degree in accounting from Faculdade Unigranrio, Rio de Janeiro, in 1990. He has an MBA in Finance and Capital Markets, with specialization in Corporate Governance from Fundação Getulio Vargas in Rio de Janeiro (FGV/RJ).

Otávio Lopes Castello Branco Neto. Mr. Castello Branco Neto joined us in April 2021 as a member of the Board of Directors. He serves as a Partner and member of the Board of Directors of Pátria Investimentos LTDA. since 2010 and is a member of the Executive Committee. He has a bachelor’s degree in engineering.

Executive Officers

Marcos Marinho Lutz. Mr. Lutz joined us in April 2021 as a member of the Board of Directors and, as of January 2022, has held the position of CEO of Ultrapar. He has been a member of the Board of Directors of Votorantim S.A. since 2020 and of Corteva Agriscience since 2019. Mr. Lutz also served as a member of the Board of Directors of Rumo Logística S.A. from 2008 to 2020 and as the Chairman in 2020. Mr. Lutz was also a member of the Board of Directors of Comgás S.A. from 2013 to 2020, of Raízen S.A. from 2011 to 2020, of Moove S.A. from 2008 to 2020 and of Monsanto S.A. from 2014 to 2018. He was the Chief Executive Officer of Cosan S.A. – Indústria e Comércio from 2009 to 2020. He graduated as a naval engineer from Escola Politécnica of the University of São Paulo and holds an MBA in Marketing, Operations and Logistics from Kellogg School of Management.

Rodrigo de Almeida Pizzinatto. Mr. Pizzinatto joined us in 1999 as an intern and, since then, has worked in different areas of the Company, including treasury, M&A, corporate planning and investor relations. From 2012 to 2014, Mr. Pizzinatto was Ultrapar’s officer of M&A, Corporate Planning and Investor Relations. From 2014 to 2018, Mr. Pizzinatto served as Extrafarma’s officer, responsible for different areas during his tenure, such as expansion, marketing, commercial and logistics. In June 2018, he was named Chief Executive Officer of Extrafarma, leading a strategic revision and turnaround plan. In October 2020, he was nominated Ultrapar’s Chief Financial and Investor Relations Officer. Mr. Pizzinatto holds an MBA from Stanford Graduate School of Business and a bachelor’s degree in business administration from Fundação Getulio Vargas (FGV).

Marcelo Pereira Malta de Araújo. Mr. Araújo joined us in 2018 as Chief Executive Officer of Ipiranga and, since October 2021, held the position of Chief Corporate Development & Advocacy Officer of Ultrapar. He is also a member of the Board of Directors of the Brazilian Petroleum Institute and chairman of the Board of Directors of the Brazilian Downstream Association. With more than 30 years of experience, he initiated his career at Shell do Brasil, where he worked for 10 years in the operations, retail, lubricants, marketing, planning and engineering departments. After that, Mr. Araújo held leadership positions in large Brazilian corporations, such as Natura, CSN, Camargo Correa and Grupo Libra. In the last years, he acted as Chief Executive Officer of Marisa Lojas S.A. Mr. Araújo also accumulated experience as board member of Usiminas, Laboratório Fleury and Alpargatas. He graduated in engineering at Engineering Military Institution (IME) and holds an MBA from Sociedade de Desenvolvimento Empresarial (current IBMEC), in addition to extension courses from Harvard and Insead.

Décio de Sampaio Amaral. Mr. Amaral joined us in 2020. With 28 years of experience in logistics, supply chain, operations and project management, Mr. Amaral held leadership positions in Itautec-Philco, Souza Cruz and Vale. Recently he was the CEO of Camargo Correa Infraestrutura. Mr. Amaral graduated in engineering at ITA and in Industrial Management at Fundação Vanzolini, holds a master’s degree in Finance from IBMEC and completed executive programs in IMD and MIT.

Leonardo Remião Linden. Mr. Linden joined us in 2017 as CEO of Iconic and, in April 2021, he took over as Commercial Vice President in Ipiranga. Since October 2021, Mr. Linden holds the position of Chief Executive Officer of Ipiranga. He is currently the chairman of the Board of Directors of ICONIC Lubrificantes and was a member of the Board of Directors of Associação Brasileira de Downstream since 2020 and of the Board of Directors of Plural from 2017 to 2020. Mr. Linden has a long executive career in the fuels sector in Brazil and overseas. Prior to joining the Company, he formerly served as Strategic Planning and M&A Vice President from 2014 to 2015, and Marketing Vice President from 2011 to 2014 at Raízen. Mr. Linden also served as Sales and Marketing Vice President at Cosan from 2008 to 2011, after an international career at ExxonMobil between 1990 and 2008. He graduated in business administration from Universidade Federal do Rio Grande do Sul (UFRGS), with specializations in University of North Carolina, Kellogg Business School and Thunderbird Executive Education.

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

Pursuant to Ofício Circular/CVM/SEP/Annual/2022, starting in 2020, we ceased to report social charges paid by employer as manager compensation information.

For the year ended December 31, 2021, the Company recognized an aggregate compensation for our directors and executive officers of R$60 million in its financial statements. The compensation does not consider the social charges paid by the employer as manager compensation information, pursuant to Ofício Circular/CVM/SEP/Annual/2022. The numbers are distributed as follows:

December 31, 2021	Board of Directors	Executive Officers	Total
	(in thousands of Reais, except for the number of members)
Number of members (1)	11.0	6.2
Annual fixed compensation	10,680.6	14,684.7	25,365.4
Salary	10,680.6	11,196.4	21,877.0
Direct and indirect benefits	-	3,488.3	3,488.3
Variable compensation	-	14,297.4	14,297.4
Short-term variable compensation	-	14,297.4	14,297.4
Long-term variable compensation	-	-	-
Post-employment benefit	-	1,260.5	1,260.5
Benefits due to the interruption in the exercise of the position	-	4,978.3	4,978.3
Stock-based compensation	-	14,061.0	14,061.0
Total compensation	10,680.6	49,282.0	59,962.7

(1)	Average number of members in the period.

 The table below shows the higher, lower and average individual compensation recognized in our financial statements for our directors and executive officers in 2021:

Body	Number of members	Highest individual compensation	Lowest individual compensation	Average individual compensation
	(in thousands of Reais, except for the number of members)
Board of Directors	11.0	2,014.2	799.2	971.0
Executive Officers	6.2	16,115.8	4,153.4	7,920.3

The main components of our management compensation plan are:

  Fixed compensation (salary and direct and indirect benefits): a monthly amount paid with the purpose of compensating the responsibility and complexity inherent to each position, the individual contribution and experience of each professional, seeking to maintain levels compatible with those of comparable companies.
  Short-term variable compensation: an annual amount paid in order to align the interests of the executives with those of the Company. This amount is linked to Company’s economic performance, and the achievement of annual individual goals. All targets related to the Company’s and the individual executive’s performance are established in accordance with the strategic planning. As of 2022, at least 1/3 of the individual goals (or 10% of total) for executive officers will be related to ESG purposes specifically designed for each officer.
  Share ownership compensation plan: since 2003, Ultrapar has adopted stock-based compensation to reinforce the alignment between the long-term interests of executives and shareholders and to retain executives. According to the terms of the stock plan in force since 2017, there are three different programs that aim to ensure retention of key executives and professionals and make a relevant portion of their compensation contingent on shareholder value generation.

Since 2003, Ultrapar has adopted a stock-based compensation plan pursuant to which certain executives have the voting and economic rights of shares held in treasury for a period of five to seven years from the initial concession of the rights. Following this period, Ultrapar transferred the full ownership to those executives subject to uninterrupted employment of the participant during the period. The number of shares and the executives eligible to this stock plan were determined by the Board of Directors, and there is no mandatory annual grant. The total number of shares to be used in the plan is subject to the number of shares in treasury and to the limit established in the plan. The fair value of the awards is determined on the grant date based on the market value of the shares on the B3 and the amounts are amortized between five to seven years from the grant date. As of December 31, 2021, the amount granted to the Company’s executives, including tax charges, totaled R$34.6 million. In 2021, an amortization in the amount of R$1.9 million was recognized as a general and administrative expense. As of December 31, 2021, all shares attributable to the members of our board of Executive Officers under this stock-based compensation plan had vested. At the extraordinary and annual general shareholders’ meeting held on April 19, 2017, Ultrapar’s shareholders approved a new stock-based incentive plan (“Plan”) which establishes the terms and general conditions for granting common shares issued by the Company held as treasury stock which may or may not involve awarding usufruct over any portion thereof for subsequent transfer of ownership for periods from three to six years to officers or employees of the Company or its subsidiaries.

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

Additionally, on April 19, 2017, our Board of Directors approved our restricted stock program and the restricted stock and performance program, pursuant to which the participants appointed by the Board of Directors were granted unvested shares in the amount of R$102.1 million. In 2021, we recognized a general and administrative expense of R$20.3 million in connection with these programs.

The chart below sets forth a historical summary of the vested and unvested shares granted to the members of our board of Executive Officers as of December 31, 2021, by grating date:

Body	Statutory Officers
Total number of members	7
Number of compensated members	1	2	2	1	5	1	6	2	6	2
Granting Date	01-Out-17	08-Nov-17	04-Apr-18	24-Sep-18	03-Apr-19	02-Sep-19	01-Apr-20	16-Sep-20	07-Apr-21	22-Sep-21
Number of shares granted	240,000	14,252(1)	38,480(1)	80,000	108,444(1)	160,000	185,808(2)	700,000	248,492(2)	400,000
Period for the share effective ownership to be transferred Granting Date (1)	Oct-23	1/3 in	1/3 in	Sep-24	1/3 in	Sep-25	1/3 in	Sep-26	Apr-24	Sep-27
		Nov-20	Apr-21		Apr-22		Apr-23
		1/3 in	1/3 in		1/3 in		1/3 in
		Nov-21	Apr-22		Apr-23		Apr-24
		1/3 in	1/3 in		1/3 in		1/3 in
		Nov-22	Apr-23		Apr-24		Apr-25
Price assigned to the shares granted (R$/share)	38.57	38.57	34.35	18.40	23.25	16.42	16.21	23.03	21.00	14.17

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

For more information on our Deferred Stock Plan and Plan, please see Note 9.c to our financial statements.

C.      Board Practices

We are managed by our Board of Directors and by our Executive Officers. On April 14, 2021, the annual and extraordinary general shareholders’ meeting elected the Board of Directors for a two-year term. As of December 31, 2021, our Board of Directors, consisted of eleven members, all of them being non-executive members and six of whom were independent, according to the Brazilian Novo Mercado Listing Rules. On September 22, 2021, we announced the succession plan of the leadership of our Board of Directors, developed under the leadership of the current Chairman of the Board, Pedro Wongtschowski, whose mandate ends in April 2023. As part of such plan, Marcos Lutz left his position as a member of the Board of Directors and assumed the position of Chief Executive Officer of the Company effective as of January 2022, succeeding Frederico Curado, now Vice-Chairman of the Board of Directors, after Lucio de Castro Andrade Filho retired at the end of 2021.

As a result of Mr. Lutz departure to assume the position of Chief Executive Officer, as of January 2022, our Board of Directors was composed of ten members, all non-executive members and six independent members. One member of the Board was an executive officer until December 2012 and one member was an executive officer until December 2021. Three of the non-independent members are related, directly or indirectly, to Ultra S.A., namely, Pedro Wongtschowski, Alexandre Teixeira de Assumpção Saigh and Otávio Lopes Castello Branco Neto.

Our Board of Directors must meet every three months and extraordinarily whenever called by its chairman or by any two directors. During 2021, thirteen board meetings were held. Each meeting of the Board of Directors requires the majority of the directors to be present, including the chairman or the vice-chairman, before the meeting may commence. The vote of the majority of the members present is required for the approval of a resolution by the Board of Directors. In case of a tie, the chairman, or in the chairman’s absence, the vice chairman, will provide the casting vote. In case of urgency, the chairman of our Board of Directors (or a third party that he or she may appoint) may call a special meeting of the Board of Directors with a shorter notice period than the usual; provided, however, that two-thirds of board members are present in order to commence such special meeting. Among other responsibilities, the Board of Directors is responsible for (i) our general guidelines, (ii) electing and removing our executive officers, supervising their management and fixing their compensation, (iii) deliberating on the issuance of new shares, within the limits of our authorized capital, (iv) authorizing the distributions of dividends and interest on shareholders’ equity, (v) approving transactions with value exceeding five percent of our shareholders’ equity, (vi) approving our dissolution or merger and (vii) the appointment of independent registered public accounting firm. Pursuant to Brazilian law, the Board of Directors must be elected by our shareholders at the general shareholders’ meeting.

Members of the Board of Directors are elected for a period of two years and may be reelected.

Our bylaws require that at least one third of the members of our Board of Directors be independent directors, which exceeds the 20% required by the Novo Mercado segment regulation. In addition, our bylaws set forth that the election of the members of the Board of Directors must be made through the nomination of a slate of candidates, unless cumulative voting is requested. Only the following slates of candidates will be eligible: (i) those nominated by the Board of Directors; or (ii) those nominated by any shareholder or group of shareholders. See “Item 4.A. Information on the Company—History and Development of the Company—New corporate governance structure” and “Exhibit 1.1—Bylaws of Ultrapar, dated as of April 13, 2022.”

When electing members to the Board of Directors, shareholders will be entitled to request, as required by law and our bylaws, the adoption of a cumulative voting process, provided that they do so within, at least, forty-eight hours in advance of the shareholders’ meeting. The minimum percentage of capital necessary for requesting the cumulative voting process is 5% of the shares. In the event the election has been conducted by cumulative voting, the removal of any member of the Board of Directors by the shareholders’ meeting shall entail the removal of the other members, giving rise to a new election. See “Exhibit 1.1—Bylaws of Ultrapar, dated as of April 13, 2022.”

Executive Officers

As of December 31, 2021, our Board of Executive Officers was comprised of seven members, including our Chief Executive Officer. As a result of the conclusion of the sale of Oxiteno on April 1, 2022, Mr. Parolin is no longer an Executive Officer of Ultrapar. Consequently, our Board of Executive Officers is comprised of six members as of the date of this annual report.

Members of Board of Executive Officers are elected for a two-year term and can be reelected. For the dates on which our executive officers began holding their respective position, see “Item 6.A. Directors, Senior Management and Employees—Directors and Senior Management.”

Fiscal Council

Under Brazilian corporate Law, the Fiscal Council is a separate corporate body independent of management and independent auditors and it may operate on a permanent or non-permanent basis. According to the Brazilian Corporate Law, a Fiscal Council acting on a non-permanent basis is required to be formed when requested by 10% of voting shareholders in an annual general shareholders’ meeting. However, pursuant to CVM Instruction 324/00, in the case of Ultrapar, holders of 2% of the voting capital are entitled to request the installation of the Fiscal Council. The elected members of the Fiscal Council will remain in place only until the following annual general shareholders’ meeting, in which they may be reelected by our shareholders. The Fiscal Council must meet at least four times per year. Since its establishment, in July 2005, our Fiscal Council has been meeting on a regular basis, and in 2021, it held nine meetings.

Under Brazilian Corporate Law, individuals who are members of our Board of Directors or our Board of Executive Officers or are employees or spouses or relatives of any member of our management are not eligible to serve on the Fiscal Council. To be eligible to serve on our Fiscal Council, a person must be a resident of Brazil and either hold a university degree or have been a Company officer or Fiscal Council member of another Brazilian company for at least three years prior to election to our Fiscal Council. Our Fiscal Council, when installed, shall have the duties and obligations provided by the Brazilian Corporate Law, which includes, among others, the examination of the statements of financial position and other financial statements periodically prepared by the Company, at least every three months, and the examination of the accounts and financial statements for the fiscal year and issue an opinion on them. See “Exhibit 1.1—Bylaws of Ultrapar, dated as of April 13, 2022.”

As set forth in our bylaws, our Fiscal Council operates on a non-permanent basis and, when installed by the general shareholders’ meeting, is composed of three effective members and an equal number of alternate members. As of December 31, 2021, our Fiscal Council was composed of Mr. Flávio Cesar Maia Luz, Mr. Geraldo Toffanello and Mr. William Bezerra Cavalcanti Filho as effective members. These members served a term from April 2021 through April 2022.

At the annual and extraordinary general shareholders’ meeting held on April 13, 2022, Flávio Cesar Maia Luz and Geraldo Toffanello were reelected for another term, whereas Mr. William Bezerra Cavalcanti Marinho was replaced by Nilson Martiniano Moreira. At the same meeting, the shareholders approved the payment of a monthly compensation in the amount of R$19,425.00 for each effective (non-alternate) member of the Fiscal Council, except for the president of the Fiscal Council, whose compensation was set at R$29,138.00 per month.

As of the date hereof, the composition of our Fiscal Council considering both effective and alternate members is as follows:

Name	First Year of Appointment
Flávio Cesar Maia Luz (president)	2021
Márcio Augustus Ribeiro (alternate)	2007
Geraldo Toffanello	2017
Pedro Ozires Predeus (alternate)	2005
Nilson Martiniano Moreira	2022
Sandra Regina de Oliveira (alternate)	2021

Summarized below is information regarding the business experience, areas of experience and principal outside business interests of the current effective members of our Fiscal Council.

Flavio César Maia Luz. Mr. Luz was the President of the Fiscal Council of Ultrapar from 2005 to 2019, resuming his position as President of the Fiscal Council for the term of 2021 to 2022. Mr. Luz also served as Coordinator of our Audit and Risks Committee from 2019 to 2021. In addition, he is a member of the Board of Directors and Audit Committee Coordinator of Ser Educacional S.A. and Livetech Indústria e Comércio S.A. He is also a member of the Audit Committee of Omega Energia S.A. and CTC - Centro de Tecnologia Canavieira and a member of the Advisory Board of Brasanitas Empresa Brasileira de Saneamento Ltda and Partner-Officer at Doing Business Consultoria Empresarial Ltda. In the last five years, Mr. Luz served as a member of the Board of Directors of Marcopolo S.A., Soares Penido Obras Construções e Investimentos S.A. and Zen Indústria Metalúrgica S.A. Mr. Luz also served as member of the Fiscal Council of Itaúsa S.A., Duratex S.A. Linx S.A and CTEEP S.A. Mr. Luz received a degree in civil engineering from Escola Politécnica da Universidade de São Paulo and a post-graduate degree in business administration from Escola de Administração de Empresas de São Paulo da Fundação Getulio Vargas. He also holds certificates of continuing education programs in Finance, Marketing Strategy, Negotiation and Mergers & Acquisitions, from Harvard Business School, Stanford University, California University (Berkeley) and Wharton Business School, respectively.

Geraldo Toffanello. Mr. Toffanello has been a member of our Fiscal Council since 2017 and served as corporate accounting director of Gerdau S.A. until 2011. He was a member of the Fiscal Council of Gerdau S.A. and Metalúrgica Gerdau S.A. until April 2021, and of Dimed S.A. Distribuidora de Medicamentos, and a member of the Board of Directors of Puras FO from 2012 to 2015. Mr. Toffanello served as a member of the audit and accounting standards committee of ABRASCA – Associação Brasileira de Companhias Abertas (Brazilian Publicly Traded Companies Association) until 2010, a member of the council board of IFRS and a member of the accounting pronouncements committee – CPC. He is also a member of the Board of Directors of Parceiros Voluntários – NGO and the founder of Luzes do Mundo Ltda. Mr. Toffanello received a degree in accounting from Faculdade Porto-Alegrense de Ciências Contábeis e Administrativas and a postgraduate degree in accounting from Universidade Federal do Rio Grande do Sul.

Nilson Martiniano Moreira. Mr. Nilson Martiniano Moreira was a member of our Fiscal Council from 2016 to 2018 and a member of the Audit Committee of Banco Votorantim from 2020 to 2021. During 2021, he was the Risk, Compliance and Legal Director at Cateno Gestão de Contas de Pagamentos S.A. and held several executive positions at Banco do Brasil S.A. between 2006 and 2018. Mr. Moreira holds a degree in Economic Sciences from the Pontifícia Universidade Católica de Minas Gerais and an executive MBA from Fundação Dom Cabral.

Committees of the Board of Directors

Audit and Risks Committee

Our bylaws, as approved at the Annual and Extraordinary General Shareholders’ Meeting held on April 13, 2022, establish the audit and risks committee as an ancillary body of the Board of Directors. Pursuant to SEC and NYSE requirements, the audit and risks committee shall be comprised of at least three members, all of them members of the Board of Directors and all of them independent Directors. As required by the applicable regulations of the CVM, at least one member shall have recognized experience in corporate accounting matters. A single member of the audit and risks committee may satisfy the two above mentioned requirements. All members shall be elected by the Board of Directors for a term of office of two years, and the term shall coincide with the term of office of the Directors, with reelection being permitted for 10 years.

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

As of December 31, 2021, Ms. Ana Paula Vitali Janes Vescovi (who also acts as coordinator of the committee), Mr. Jorge Marques de Toledo Camargo and Mr. José Maurício Pereira Coelho were members of the audit and risks committee appointed by our Board of Directors at its meeting held on April, 14, 2021, for a two-year term, which term coincides with the term of office of the Directors. See “Exhibit 1.1—Bylaws of Ultrapar, dated as of April 13, 2022.”

As of the date of this annual report, the composition of our audit and risks committee is as follows:

Name	First Year of Appointment
Ana Paula Vitali Janes Vescovi	2019
Jorge Marques de Toledo Camargo	2021
José Maurício Pereira Coelho	2019

Although our bylaws only require a majority of independent directors, all members of our audit and risks committee meet the applicable independent membership requirements of the SEC and the NYSE.

For information regarding the business experience, areas of experience and principal outside business interests of the current members of our audit and risks committee, see “—A. Directors and Senior Management—Board of Directors.”

People Committee

Our bylaws establish the people committee as an ancillary body of the Board of Directors. The people committee shall comprise mostly Directors, with at least two independent Directors, and its duties shall be as follows: (a) pursuant to the proposal received from the Chief Executive Officer, propose to the Board of Directors and periodically revise the parameters and guidelines of a remuneration and benefits framework to directors, executive officers and senior employees of the Company and subsidiaries, and members of the committees and other governing bodies assisting the Board of Directors, (b) propose to the Board of Directors, pursuant to the proposal received from the Chief Executive Officer, the overall compensation of the directors and executive officers of the Company, which shall be submitted to the shareholders’ meeting, and propose the individual compensation of the Board of Executive Officers; (c) ensure that the Company prepares itself adequately for the succession of its directors, executive officers and other key employees, particularly the Chief Executive Officer and the principal executive officers; and (d) carry out diligence and supervise the steps taken to ensure that the Company adopts a model of competence and leadership, attraction, retention and motivation in line with its strategic plans. As approved at the extraordinary and annual general shareholders’ meeting held on April 10, 2019, the denomination of such committee was modified from the people and organization to the people committee. In addition, the composition of such committee was modified to determine that it shall be comprised of at least three members, of which at least two must be independent directors. See “Exhibit 1.1—Bylaws of Ultrapar, dated as of April 13, 2022.”

The people committee was installed by the Board of Directors at the meeting held on November 9, 2011. As of December 31, 2021, Mr. José Galló (who also acts as coordinator of the committee), Mr. Lucio de Castro Andrade Filho, Mr. Alexandre Teixeira de Assumpção Saigh and Mr. José Luiz Alquéres were members of the people committee as appointed by the Board of Directors at the meeting held on April 14, 2021 for a two-year term, that coincide with the term of office of the Directors. See “Exhibit 1.1—Bylaws of Ultrapar, dated as of April 13, 2022.” With the retirement of Mr. Lucio de Castro Andrade Filho, Mr. Frederico Pinheiro Fleury Curado was appointed to replace him at the committee as of January 3, 2022.

Strategy Committee

Our bylaws establish the strategy committee as an ancillary body of the Board of Directors. The strategy committee shall be composed mostly of Directors and its duties shall be as follows: (a) to advise the Board of Directors in overall business direction, as well as in the drafting and monitoring of the Company’s strategic plans and budgets; (b) to provide its opinion on, and monitor, the Company’s strategic partnerships and main investments, as provided in the Investment Policy; and (c) to provide its opinion on the capital allocation strategy and on the management of the Company’s portfolio, including mergers and acquisitions.

As of December 31, 2021, Mr. Pedro Wongtschowski (who also acts as coordinator of the committee), Ms. Flávia Buarque de Almeida, Mr. Jorge Marques de Toledo Camargo and Mr. Marcos Marinho Lutz were members of the strategy committee appointed by the Board of Directors at the meeting held on April 14, 2021, for a two-year term, that coincide with the term of office of the Directors. See “Exhibit 1.1—Bylaws of Ultrapar, dated as of April 13, 2022.” Considering that Mr. Marcos Marinho Lutz was appointed as Chief Executive Officer of the Company as of January 3, 2022, he is no longer member of the Strategy Committee. To occupy the position, the Board elected Mr. Frederico Pinheiro Fleury Curado in a meeting held on February 23, 2022.

Corporate Governance

We are incorporated under the laws of Brazil and we are subject to Brazilian laws related to corporate governance. Under Brazilian Corporate Law, there are no legal requirements with respect to corporate governance regarding (i) meetings of non-management directors, (ii) the mandatory establishment and composition of certain board committees or (iii) the adoption and disclosure of corporate governance guidelines or codes of business conduct and ethics. As a non-U.S. issuer, we are exempt from adopting certain NYSE corporate governance requirements. However, we aim to ensure that best practices, recommendations and standards of corporate governance are employed in our functioning and operations. As of December 31, 2020, we had adopted corporate governance practices, such as the requirement that at least 30% of the members of the Board of Directors be independent, the implementation of a code of ethics for Ultra S.A., Parth, senior officers and all employees, and the implementation of the strategy, people and audit and risks committees. According to our bylaws, the Fiscal Council will act on a non-permanent basis and will be installed when requested by our shareholders as set forth in Brazilian Corporate Law.

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

In 2011, the extraordinary general shareholders’ meeting and the special preferred shareholders’ meeting approved the conversion of each preferred share into one common voting share, the migration of Ultrapar to Novo Mercado segment of B3 and amendments to our bylaws. See “Exhibit 2.5—Rules of Novo Mercado.”

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

Our bylaws are already adapted to the listing requirements of Novo Mercado. In addition, we have provisions that exceed such requirements. For example, according to the rules of Novo Mercado, the minimum percentage of independent members of the Board of Directors is set at 20%, while a minimum of one third is required in our bylaws. Our bylaws also establish a mandatory tender offer for 100% of the Company’s shareholders in the event a shareholder, or a group of shareholders acting in concert, acquire or become holder of 20% of the Company’s shares, excluding treasury shares. Our bylaws do not establish any limitation on voting rights, special treatment to current shareholders, public tender offers for a price above that of the acquisition price of shares or any other poison pill provisions, thus assuring the effectiveness of a majority shareholders’ approval on all matters to be deliberated. See “Exhibit 1.1—Bylaws of Ultrapar, dated as of April 13, 2022.”

Termination Agreements

Not applicable.

D.      Employees

As of December 31, 2021, we had 16,442 employees considering both our continuing and discontinued operations. The following table sets forth our number of employees per line of business at the dates indicated:

	As of December 31,
	Number of employees
	2021	2020	2019
Continuing operations	8,858	8,174	7,888
Holding	455	405	393
Ultragaz	3,387	3,397	3,414
Ultracargo	870	926	792
Ipiranga	4,008	3,378	3,289
abastece ai	138	68	-
Descontinued operations	7,584	7,772	8,136
Oxiteno	1,871	1,851	1,844
Extrafarma	5,713	5,921	6,292
Ultrapar	16,442	15,946	16,024

(1)	Includes personnel relating to holding company and head office functions.

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

In 2001, our Board of Directors approved the adoption of a defined contribution pension plan to be sponsored by Ultrapar and each of its subsidiaries. Participating employees have been contributing to this plan, managed by Ultraprev—Associação de Previdência Complementar, since 2001. Under the terms of the plan, every year each participating employee chooses his or her basic contribution to the plan. Each sponsoring company provides a matching contribution in an amount equivalent to each basic contribution, up to a limit of 11% of the employee’s base salary, according to the rules of the plan. As participating employees retire, they may choose to receive either (i) a monthly sum ranging between 0.3% and 1.0% of their respective contribution (including accumulated funds) in Ultraprev or (ii) a fixed monthly amount which will exhaust their respective contribution (including accumulated funds) over a period of 5 to 35 years. The sponsoring company does not guarantee the amounts, or the duration of the benefits received by each employee that retires. The total number of participating employees as of December 31, 2021 was 7,188.

E.       Share Ownership

In accordance with our bylaws, our common shares are our sole class of capital stock authorized and outstanding. They entitle their holders to voting rights on any matter. See “Item 6.C. Directors, Senior Management and Employees—Board Practices—Corporate Governance.”

On April 10, 2019, the extraordinary and annual general shareholders’ meeting approved a stock split of the shares issued by Ultrapar, so that each share was replaced by two shares of the same class and type, and Ultrapar’s capital stock became composed of 1,112,810,192 common shares. The stock split did not involve any change in the capital stock, therefore being no alteration in the financial amount and shareholder participation in the Company’s capital stock. The share split was implemented on April 24, 2019, which was also the date that the corresponding stock split of our American Depositary Shares was implemented.

Since February 2020, the Company’s Board of Directors confirmed the issuance of 2,341,416 common shares, within the authorized capital limit provided by the Article 6 of the our Bylaws, due to the partial exercise of the rights conferred by the subscription warrants issued by the Company as a result of the merger of all Extrafarma shares into the Company as approved by the extraordinary general meeting held on January 31, 2014. For more information about these subscription warrants, see note 25 to our consolidated financial statements. As of the date of this annual report, our subscribed and paid-in capital stock consisted of 1,115,151,608 common shares, all of which have equal voting and equity rights.

The table below sets forth the number of our common shares beneficially owned, as of the date of this annual report, by each of our current directors and executive officers including through their participation in Ultra S.A.:

	Total
	Common Shares	%
Board of Directors
Pedro Wongtschowski(1)	4,869,576	0.4%
Frederico Pinheiro Fleury Curado(4)	383.700	0.0%
Alexandre Teixeira de Assumpção Saigh	—	0.0%
Ana Paula Vitali Janes Vescovi	—	0.0%
Flávia Buarque de Almeida	—	0.0%
Jorge Marques de Toledo Camargo	—	0.0%
José Gallo	—	0.0%
José Luiz Alquéres(3)	—	0.0%
José Maurício Pereira Coelho	—	0.0%
Otávio Lopes Castello Branco Neto(3)	—	0.0%
Executive Officers
Marcos Marinho Lutz(1)	12,709,568	1.1%
Rodrigo de Almeida Pizzinatto(4)	492,589	0.0%
Décio de Sampaio Amaral(4)	159,161	0.0%
Marcelo Pereira Malta de Araújo(2) (4)	371,117	0.0%
Tabajara Bertelli Costa(4)	420,000	0.0%
Leonardo Remião Linden(4)	201,900	0.0%
Board of Directors and Executive Officers(5)	19,607,611	1.8%
Total	1,115,151,608	100%

(1)	Individuals who beneficially own shares primarily through their participation in the holding company Ultra S.A. See “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders.”
(2)	Individual who owns shares through an exclusive fund.
(3)	Members of the Board of Directors elected for their first term at the annual general shareholders’ meeting held in April 2021.
(4)	Executives who were granted shares through the Deferred Stock Plan.
(5)	Does not include common shares owned by Mr. Lucio de Castro Andrade Filho and Mr. João Benjamin Parolin. Both were compensated by the Company in 2021 but ceased to exercise its executive positions in 2022.

 Since 2003, Ultrapar has adopted stock-based compensation plans to certain executives. For more information about these plans, see “Item 6.B. Directors, senior management and employees — Compensation” and note 9.c to our consolidated financial statements.

ITEM 7.            MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.      Major Shareholders

The table below shows the capital stock of Ultrapar as of the date of this annual report:

	Total
	Common Shares	%
Shareholders
Ultra S.A. Participações	279,593,690	25%
Parth do Brasil Participações	85,667,912	8%
Canada Pension Plan Investment Board	56,341,152	5%
BlackRock, Inc.	55,813,586	5%
Shares held in treasury	26,497,864	2%
Others	611,237,404	55%
Total	1,115,151,608	100%

On September 9, 2020, Ultrapar was notified by Ultra S.A. Participações it surpassed the 25% threshold and reached a relevant ownership position of 25.08% of the total ordinary shares issued by Ultrapar, totaling 279,593,690 shares. The increase in its position reflects the completion of the capital subscription of Ultra S.A. Participações capital stock by Pátria Private Equity VI FIP Multiestratégia.

On November 22, 2021, Ultrapar was notified by Canada Pension Plan Investment Board that it reached an aggregate ownership position of 5.03% of common shares issued by Ultrapar as of November 17, 2021, amounting to 56,084,095 shares. Canada Pension Plan Investment Board also informed that between the achievement of the relevant negotiation and the announcement date, it acquired another 257,057 shares, totaling 56,341,152 shares.

Ownership and Capital Structure of Ultra S.A. Participações and Parth do Brasil Participações

As of the date of this annual report, Ultra S.A. and Parth owned approximately 26% and 8%, respectively, of Ultrapar’s voting shares. As of the date of this annual report, the capital stock of Ultra S.A. and Parth were beneficially owned as follows:

Ultra S.A.
	Total
	Shares	%
Shareholders
Pátria Private Equity VI FIP Multiestratégia	18,958,000	20%
Fabio Igel	17,584,366	19%
Ana Maria Levy Villela Igel	11,778,826	12%
Christy Participações LTDA	9,039,643	10%
Marcia Igel Joppert	6,261,252	7%
Joyce Igel de Castro Andrade	5,798,377	6%
Others	19,409,588	20%
Subtotal	88,830,052	94%
Directors and officers
Marcos Marinho Lutz	4,308,855	5%
Pedro Wongtschowski	1,650,918	2%
Total directors and officers	5,959,773	6%
Total	94,789,825	100%

Parth
	Total
	Shares	%
Shareholders
Jennings Luis Igel Hoffenberg	61,788,141	36%
Pedro Igel de Barros Salles	59,144,754	34%
Bettina Igel Hoffenberg	42,267,183	24%
Venus Quartz LLC	9,595,506	6%
Total Shareholders	172,795,584	100%

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

The 2018 shareholders agreement’s main terms were substantially related to (i) how Ultra S.A., Parth and its shareholders should vote at Ultrapar’s shareholders meetings; (ii) procedures to exchange any party’s shares in Ultra S.A. or in Parth for shares of Ultrapar; and (iii) procedures applicable to the exercise of right of first refusal, preemptive rights and drag along rights. Additionally, any third party purchasing Ultra S.A.’s shares bound by the shareholders’ agreement must agree to be bound by the shareholders’ agreement. See “Exhibit 2.6—2018 Shareholders’ Agreement, dated as of May 2, 2018.”

In July 2019, Ultra S.A. informed the Company that its shareholders approved the disposal of all shares issued by Ultra S.A. held by Mr. Paulo Guilherme Aguiar Cunha and his family, which was concluded through certain transactions carried out in November 2019. As a result, Mr. Paulo Guilherme Aguiar Cunha and his family no longer held any shares issued by Ultra S.A. and, therefore, parties to the Ultrapar’s 2018 Shareholders’ Agreement.

On August 18, 2020, Ultra S.A. and Parth entered into the 2020 Shareholders’ Agreement to include Pátria in its capacity as Ultra S.A.'s shareholder then holding a 20% stake in Ultra S.A.'s capital stock, as consenting intervening party, therefore bound by the provisions of the 2020 Shareholders' Agreement. The 2020 Shareholders’ Agreement replaced the 2018 Shareholders’ Agreement in its entirety, and the terms and conditions remain substantially the same of the latter.

On September 28, 2021, Ultra S.A. informed the Company that Mr. Marcos Marinho Lutz, our Chief Executive Officer, became a shareholder of Ultra S.A., holding 2.4% of its capital stock, and also became a consenting intervening party of the 2020 Shareholders’ Agreement. As of December 31, 2021, the 2020 Shareholders’ Agreement binded a total of shares representing 34.7% of the Company’s capital stock.

B.  Related Party Transactions

As of December 31, 2021, Ultrapar is responsible for guarantees and securities provided to subsidiaries in the amount of R$14,151.5 million. This disclosure of related party transactions is provided for purposes of the rules governing Annual Reports on Form 20-F and is not meant to suggest that these matters would be considered related party transactions under IFRS.

Utingás’ bylaws provide for each of its shareholders to use a proportion of Utingás’ total storage capacity equal to such shareholder’s proportionate ownership of Utingás. Accordingly, Ultragaz is entitled to use 4.2 thousand tons of LPG storage capacity at Utingás’ facilities, reflecting Ultragaz’s 57% ownership in Utingás. The amount of payments made by Ultragaz to Utingás in 2021 with respect to the use of storage capacity at Utingás’ facilities totaled R$8.9 million.

The related parties’ transactions for financial statements purposes are transactions between the subsidiaries of the Ultrapar with joint-ventures and associates companies that are not eliminated in the consolidation of financial statements. The main related parties’ transactions are related to RPR and Chevron’s companies. See Note 9.a to our consolidated financial statements for a detailed breakdown of related party transactions as of December 31, 2021.

  Interests of Expert and Counsel

Not applicable.

ITEM 8.         FINANCIAL INFORMATION
  Consolidated Statements and Other Financial Information

For our consolidated financial statements and notes thereto see “Item 18. Financial Statements.”

Dividends and Distribution Policy

Dividend policy

The bylaws of a Brazilian company may establish a minimum percentage of the profit that must be paid to shareholders as mandatory dividends. The amounts due as dividends may be paid as interest on net equity. As of December 31, 2021, our bylaws provided for a mandatory distribution of at least 50% of the adjusted net profit, after the allocation of 5% of the net profit to the legal reserve. At the annual and extraordinary general shareholders’ meeting held on April 13, 2022 an amendment to our bylaws was approved, adjusting the percentage of mandatory dividends we pay to at least 25% of the Company’s adjusted net profit.

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

Statutory reserves. Under Brazilian Corporate Law, any corporation may create statutory reserves, in which case it shall be provided in its respective bylaws. In this case, the bylaws must also indicate the reserve purpose, allocation criteria and maximum amount of reserve. As provided in our bylaws, we may allocate up to 75% of our adjusted net profit to an investment reserve, up to the limit of 100% of our capital stock.

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

Under Brazilian Corporate Law, a company may suspend the mandatory distribution either in the form of dividends or payments of interest on capital if the shareholders at the general shareholders’ meeting determine, based on the Board of Directors’ proposal, which is reviewed by the Fiscal Council when installed, that payment of the mandatory distribution for the preceding fiscal year would be inadvisable in light of the company’s financial condition. The management of the Company must report to the CVM such suspension within five days of the relevant general shareholders’ meeting. Under Brazilian law, mandatory distributions that are suspended and not offset against losses in future years must be paid as soon as the financial condition of the company permits.

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

The amount of retention of profits and investments reserve are free of distribution restrictions and totaled R$4.1 billion as of December 31, 2021.

We declared dividends to our shareholders of R$404 million for 2021. On March 11, 2022, the Company distributed the amount of R$186 million in distribution of dividends (equivalent to R$0.17 per common share). On August 27, 2021, the Company distributed the amount of R$218 million for the interim dividends payment (equivalent to R$0.20 per common share).

We declared dividends to our shareholders of R$480 million for 2020, of which R$424 million corresponded to mandatory dividends and R$55 million corresponded to additional dividends to the minimum mandatory dividends.

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

Dividend history

Year ended December 31,	Common shares(1)
	(in Reais per share)	(in US$ per share)(2)
2017	0.88	0.27
2018	0.63	0.16
2019	0.44	0.10
2020	0.44	0.08
2021	0.37	0.03

(1)	Dividends per share take into account the stock split approved on April 10, 2019 and implemented on April 24, 2019. The number of shares used in the dividends per share calculation has not been retrospectively adjusted to reflect the issuance of 43,925, 31,032, 70,939, 86,978 and 2,108,542 common shares that occurred in February 2022, August 2021, February 2021, August 2020 and February 2020, respectively, as a result of the partial exercise of the subscription warrants issued to the former Extrafarma shareholders.
(2)	The amounts in Reais have been converted into dollars using the exchange rates at each respective payment date.

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

Payments of cash dividends and distributions, if any, will be made in Brazilian currency to the Custodian on behalf of the Depositary. The Custodian will then convert such proceeds into U.S. dollars and will cause such U.S. dollars to be delivered to the Depositary for distribution to holders of ADSs. See “Description of American Depositary Receipts” in our Registration Statement filed on Form F-1, declared effective on April 12, 2005. In the event that the Custodian is unable to convert immediately the Brazilian currency received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADSs may be adversely affected by devaluations of the Brazilian currency that may occur before such dividends are converted and remitted. See “Item 3.D. Key Information—Risk factors—Risks Relating to Brazil.” Dividends paid by a Brazilian Corporation, in cash or in kind, in respect of the shares paid to shareholders who are not Brazilian residents, including holders of ADSs, are not subject to withholding income tax in Brazil to the extent that such amounts are related to profits generated after January 1, 1996. Dividends paid from profits generated before January 1, 1996 may be subject to Brazilian withholding income tax at varying rates, according to the tax legislation applicable to each corresponding year. Distributions of interest attributable to shareholders’ equity are currently subject to withholding tax at a rate of 15%, or 25% in the case of a shareholder domiciled in a “tax haven.” See “Item 10.E. Additional Information—Taxation—Brazilian Tax Consequences.”

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

The table below demonstrates the breakdown of provisions by nature and its movement (in millions of Reais):

Some of the provisions above consist, in whole or in part, of escrow deposits. The balance of these escrow deposits are as follows (in millions of Reais):

Provisions	2020	Additions	Write-offs	Payments	Interest	Monetary restatement	2021
Income taxes and contribution on net profit	547.9	-	(6.9)	-	11.3	-	552.2
ICMS	108.6	58.8	(83.5)	-	0.3	-	84.1
Civil, Environmental and Regulatory claims	57.8	87.1	(9.7)	(8.1)	0.7	(19.0)	108.8
Labor litigation	90.6	42.8	(4.4)	(17.1)	2.6	(19.2)	95.4
Others	93.1	0.1	(1.4)	-	0.7	(0.8)	91.6
Total	898.0	188.7	(106.1)	(25.2)	15.6	(38.9)	932.2
Current	43.6						119.9
Non-current	854.4						812.2

	Year ended December 31,
	2021	2020
Tax matters	731.3	789.6
Labor litigation	48.1	57.6
Civil and others	91.8	102.6
Total — non-current asset	871.2	949.8

Social Security and tax provisions. On October 7, 2005, the subsidiaries Ultragaz and Bahiana filed for and obtained a preliminary injunction to recognize and offset PIS and COFINS credits on LPG purchases, against other taxes levied by the Brazilian Internal Revenue Service, notably IRPJ and CSLL. The decision was confirmed by a trial court on May 16, 2008. Under the preliminary injunction, the subsidiaries made escrow deposits for these debits which amounted to R$534.8 million as of December 31, 2021 (R$523.1 million as of December 31, 2020). On July 18, 2014, a second instance unfavorable decision was published, and the subsidiaries suspended the escrow deposits, and started to pay income taxes from that date. To revert the court decision, the subsidiaries presented a writ of prevention which was dismissed on December 30, 2014, and the subsidiaries appealed this decision on February 3, 2015. Appeals were also presented to the respective higher courts Superior Court of Justice (“STJ”) and Federal Supreme Court (“STF”) whose final trial are pending. At the Superior Court of Justice, the subject matter underlying the lawsuit was identified as a repetitive demand (Repetitive Theme Nº 1093) and it is currently waiting for trial.

Civil, environmental and regulatory provisions. Ultrapar and certain subsidiaries are engaged in lawsuits and administrative proceedings, mainly derived from contracts entered into with customers and former suppliers, as well as proceedings related to environmental and regulatory issues. The company and its subsidiaries maintained total provisions of R$108.8 million as of December 31, 2021 (R$57.8 million as of December 31, 2020) for such lawsuits and administrative proceedings. This increase from 2020 to 2021 is due to changes in our risk of loss assessment in connection with certain proceedings to which Ipiranga is a party, as a result of unfavorable decisions.

Labor provisions. The Company and its subsidiaries maintain provisions of R$95.5 million as of December 31, 2021 (R$90.7 million as of December 31, 2020) for labor litigation filed by former employees and by employees of our service providers mainly contesting the non-payment of labor rights.

Contingent liabilities. The Company and its subsidiaries are party to various tax, civil, environmental, regulatory and labor proceedings for which the risk of loss has been classified as either “possible” or “remote” by our in-house legal department and external advisors. Based on this assessment, we have not recorded provisions for proceedings with either a possible or remote risk of loss, pursuant to applicable accounting standards. The total amount involved in proceedings for which the risk of loss was classified as possible was R$3.3 billion as of December 31, 2021 (R$3.24 billion as of December 31, 2020).

Tax and social security contingent liabilities. The Company and its subsidiaries have tax and social security contingent liabilities of R$2.3 billion as of December 31, 2021 (R$2.4 billion as of December 31, 2020), as further described below.

Our subsidiary Ipiranga and its subsidiaries have assessments invalidating the offset of excise tax (“IPI”) credits in connection with the purchase of raw materials used in the manufacturing of products which sales are not subject to IPI under the protection of tax immunity. The amount of this contingency was R$178.4 million as of December 31, 2021 (R$176.4 million as of December 31, 2020).

Our subsidiary Ipiranga and its subsidiaries have legal and administrative proceedings related to ICMS. The total amount involved as of December 31, 2021 in these proceedings, was R$1.3 billion (R$958.1 million as of December 31, 2020). Such proceedings arose mostly due to (i) the disregard of ICMS credits amounting to R$209.6 million (R$300.7 million as of December 31, 2020), of which R$15.5 million (R$92.7 million as of December 31, 2020) refer to proportional reversal requirement of ICMS credits related to the acquisition of hydrated alcohol; (ii) the alleged nonpayment of certain ICMS debts in the amount of R$106.6 million (R$98.2 million as of December 31, 2020); (iii) conditional use of tax incentive in the amount of R$174.1 million (R$119.9 million as of December 31, 2020); (iv) inventory differences in the amount of R$295.1 million (R$269.6 million as of December 31, 2020) related to the leftovers or faults due to temperature changes or product handling; (v) lawsuits in which our subsidiaries challenge the need to deposit certain amounts to the State Fund of Fiscal Balance, as a condition to the grant of ICMS tax benefits owed to them in the amount of R$59,1 million; and (vi) collection of the additional 2% levied on products considered non-essential -hydrated alcohol- in the amount of R$219.2 million.

We and our subsidiaries are parties to administrative and judicial suits involving income tax, social security contribution, PIS and COFINS, substantially about denials of offset claims and credits disallowance which total amount was R$578.1 million as of December 31, 2021 (R$709.3 million as of December 31, 2020).

One of said suits consists of a tax assessment related to the IRPJ and CSLL received by Ipiranga, which results from the supposedly undue amortization of the goodwill paid in connection with its acquisition of a subsidiary, in the amount of R$218.6 million as of December 31, 2021 (R$212.4 million as of December 31, 2020), which includes income taxes, interest and penalties. Management assessed the likelihood of the tax assessment, supported by the opinion of our legal advisors, as “possible”, and therefore did not recognize a provision for this assessment.

Civil, environmental and regulatory contingent liabilities. The Company and its subsidiaries have civil, environmental and regulatory contingent liabilities in the total amount of R$771.7 million as of December 31, 2021 (R$561.7 million as of December 31, 2020), as further described below.

Our subsidiary Ultragaz is party to an administrative proceeding before CADE based on alleged anti-competitive practices in the state of Minas Gerais in 2001. CADE rendered a decision against Ultragaz and imposed a penalty of R$34.2 million as of December 31, 2021 (R$33.9 million as of December 31, 2020). This decision was suspended by a court order and its merit is being judicially reviewed.

Ultragaz is a party to certain legal proceedings totaling R$233.4 million (R$186.4 million as of December 31, 2020) initiated by resellers seeking the annulment and termination of certain distribution contracts, in addition to indemnification for losses and damages.

The subsidiary Ipiranga is a party to an administrative proceeding filed by CADE related to allegations of anticompetitive practices in the Federal District. These proceedings were initiated in June 2020, as a result of a preliminary investigation held in 2009. Ipiranga has already presented its defense and the process is currently in the production of evidence phase.

In 2019 and 2020, two administrative decisions were issued against Ipiranga, whereby it was demanded to pay two fines in the amount of R$40.7 million and R$8.1 million, respectively, for allegedly influencing uniform commercial conduct among fuel resellers in the metropolitan region of Belo Horizonte, in Minas Gerais and in Joinville, Santa Catarina. Ipiranga submitted these decisions to judicial review and in both cases obtained a favorable decision suspending the enforceability of such fines after judicial guarantees were provided. Our management did not recognize a provision for these contingencies, supported by the opinion of the external lawyers, who classify the probability of loss as remote.

Certain former shareholders of RPR, CBPI and DPPI filed two lawsuits in the States of São Paulo and Rio de Janeiro questioning the Share Exchange in connection with the acquisition of the Ipiranga Group in order to prevent the Company’s shareholders’ meeting that would deliberate on the Share Exchange from taking place. Decisions by administrative and judicial courts stated that there were no legal grounds for the request. Based on such administrative and court decisions, the Share Exchange was approved by the shareholders’ meeting of the companies on December 18, 2007. The lawsuit filed in the state of Rio de Janeiro was terminated as a result of loss of interest to sue, due to the sale of the correspondent shareholding at Ultrapar. Following several appeals filed by the former Ipiranga shareholders, the decision rendered by the São Paulo court also became final on April 18, 2018. In 2011, a new lawsuit in the state of Rio de Janeiro was filed by some of these former shareholders, questioning aspects of the Share Exchange. However, the High Court of Justice rendered a decision regarding a conflict of jurisdictions and ordered the remittance of this new lawsuit to the state of São Paulo, where it will be judged. As of the date of this annual report, the judgment of such lawsuit is still pending.

On November 29, 2016, a technical opinion was issued by the Operational Support Center for Execution (Centro de Apoio Operacional à Execução – CAEX), a technical body linked to the São Paulo State Public Prosecutor (“MPE”), presenting a proposal setting forth an estimate of monetary damages for the alleged environmental impact caused by a fire on April 2, 2015 at the Santos Terminal of the subsidiary Ultracargo Logística (formerly Terminal Químico de Aratu S.A. – Tequimar). This technical opinion is non-binding, with no condemnatory or sanctioning nature, and will still be evaluated by the authorities and parties. The Company disagrees with the methodology and the assumptions adopted in the proposal and has been negotiating an agreement with the MPE and the Brazilian Federal Public Prosecutor (“MPF”), since the beginning of the investigation. The negotiations relate to the indemnification of the alleged damages. As of the date of this annual report, no civil lawsuit has been filed on the matter. On May 15, 2019, the subsidiary Ultracargo Logística signed a Partial Conduct Adjustment Commitment Agreement (“TAC”) in the amount of R$67.5 million with the MPE and MPF to indemnify diffuse and collective damages of any kind arising from the fish mortality and the damage caused to the ichthyofauna. The negotiations on indemnification of other alleged damages are still ongoing and, once concluded, may result in additional payments and potential liabilities related to the project costs that may affect the Company’s future financial results. In the criminal sphere, the MPF filed a lawsuit against the subsidiary Ultracargo Logística, which was serviced and submitted its defense to the complaint on June 19, 2018. On September 12, 2019, at a hearing before the federal court of Santos, the MPF and Ultracargo Logística agreed, and the judicial authority approved, the conditional suspension of the criminal proceedings for a period of two years, after which Ultracargo Logística shall be required to demonstrate the due performance of the Partial TAC signed, with the obligation of a complementary allocation of R$13.0 million to the Fisheries Management Project, and thus achieve the definitive dismissal of the criminal process. On February 4, 2021, the subsidiary paid the remaining balance related to the TAC, and there are no pending and/or additional financial obligations arising from this commitment. Additionally, as of December 31, 2021 there are unrecognized contingent liabilities related to lawsuits amounting to R$2.1 million (R$4,4 million as of December 31, 2020). On December 31, 2020 and December 31, 2021, no lawsuits were initiated in connection with this matter. Information on the Company—History and Development of the Company—Ultracargo – Fire at storage facilities in Santos.”

Labor contingent liabilities. The Company and its subsidiaries have labor contingent liabilities in the total amount of R$246.5 million as of December 31, 2021 (R$256.3 million as of December 31, 2020), as further described below.

The Petrochemical Industry Labor Union (Sindiquímica), to which the employees of the subsidiaries Oxiteno S.A and EMCA located at the Camaçari Petrochemical Complex are affiliated, filed in 1990 a collective action against the subsidiaries, seeking compliance with section four of the 1989/1990 Collective Bargaining Agreement (CCT 1989/1990), which allegedly provided for a salary adjustment policy different from that actually practiced by such subsidiaries. The decisions rendered in the collective actions were favorable to the subsidiaries Oxiteno S.A. and EMCA and are final and unappealable. In that same year, a collective action was filed by the Union of Employers (SINPEQ) against Sindiquímica, seeking the recognition of the inapplicability of such section four. The collective action filed by SINPEQ against Sindiquímica became final in the STF in October 2019 and was unfavorable to SINPEQ, with the STF declaring the validity of section four. In October 2015, Sindiquímica filed an enforcement lawsuit against Oxiteno S.A and, in 2017, against EMCA, seeking to force these companies to comply with the CCT 1989/1990. As of this annual report, a favorable decision has been issued against Oxiteno whereas an unfavorable decision has issued against EMCA in connection with these enforcement proceedings, both pending final judgment. In addition to the collective actions, individual claims with the same subject matter have been filed, the judgment of which are currently pending.

Lubricants operation between Ipiranga and Chevron. In the process of establishing the joint-venture between Chevron and subsidiary Ipiranga, the companies agreed that each shareholder of the new company would be responsible for any claims arising out of any acts, facts or omissions prior to their formation. The liability provisions of the Chevron shareholder in the amount of R$19.7 million as of December 31, 2021 (R$101.7 million as of December 31, 2020) are reflected in the consolidated financial statements, as well as the contingent liabilities identified at the date of acquisition, whose provision in the amount of R$198.9 million was recognized as a business combination on December 1, 2017, with the balance of R$101.2 million as of December 31, 2020 (R$102.8 million as of December 31, 2020). The amount provisioned of Chevron’s liability recognized in the business combination will be reimbursed to subsidiary Iconic in the event of losses and an indemnity asset was hereby constituted in the same amount, without the need to establish a provision for uncollectible amounts.

On April 16, 2021, part of the provision for Chevron's liability related to the ICMS assessment in the amount of R$81.1 million, from July 1996 to December 1997, was definitively released through the payment by Chevron of the tax amnesty program, established by the ICMS/RJ Agreement No. 51/2020 (Decree/RJ No. 47,332/2020 and RJ State Law No. 9,041/2020). The released provision totaled R$19.7 million, and it refers to: (i) R$17.2 million of ICMS assessments on sales for industrial purposes, in which the Federal Supreme Court concluded the judgment unfavorably to taxpayers; (ii) R$2.2 million of labor lawsuits and (iii) R$0.2 million, regulatory and environmental lawsuits.

Antitrust matters

Acquisition of Liquigás Distribuidora S.A.(“Liquigás”). The acquisition of 100% of Liquigás by Ultragaz S.A. was submitted to the antitrust authorities on April 7, 2017. On August 28, 2017, the General Superintendence of CADE issued a non-binding opinion objecting to the transaction. On February 22, 2018, CADE’s Tribunal rejected the transaction relating the acquisition of Liquigás. The contract was automatically terminated, pursuant to which Ultragaz paid a fine on March 13, 2018, in favor of Petrobras, in the amount of R$286.2 million, as per the terms of original sale and purchase agreement.

Acquisition of Terminal Exportador de Álcool de Santos Ltda. (“TEAS”). The acquisition of 100% of TEAS, previously owned by Raízen Energia S.A. and Raízen Araraquara Açúcar e Álcool Ltda., by Ultracargo Logística, was duly submitted to the antitrust authorities on January 31, 2018. On February 9, 2018, the General Superintendence of CADE issued a decision for the approval of the transaction without any restriction. On March 2, 2018, CADE issued a certificate (“certidão de trânsito em julgado”) formalizing the definitive approval of such decision. The closing of the acquisition took place on March 29, 2018.

Divestment of ConectCar Soluções de Mobilidade Eletrônica S.A. (“ConectCar”). The sale to Portoseg S.A. – Crédito, Financiamento e Investimento of 50% of the shares issued by ConectCar and held by Ipiranga was submitted to the antitrust authorities on July 14, 2021. On July 28, 2021, the General Superintendence of CADE issued a decision for approving the transaction without restrictions. On August 16, 2021, CADE issued a certificate (“certidão de trânsito em julgado”) formalizing the definitive approval of such decision. The closing of the transaction occurred on October 1, 2021.

Divestment of Imifarma Produtos Farmacêuticos e Cosméticos S.A. (“Extrafarma”). The sale of 100% of Ipiranga’s interest in Extrafarma, amounting to 100% of Extrafarma’s share capital, to Empreendimentos Pague Menos was duly submitted to CADE on September 16, 2021. On February 11, 2022, the CADE’s General Superintendent’s Office issued a decision whereby it stated that, because of the complexity of the intended transaction, the Brazilian antitrust authority might need further time to finalize its assessment. On May 7, 2022, CADE’s General Superintendent’s Office recommended the approval of the transaction, contingent on the execution of a Merger Control Agreement (“Acordo em Controle de Concentrações”) between Pague Menos and CADE, whereby Pague Menos shall undertake certain remedial measures to mitigate potential competitive issues arising out of the transaction. The recommendation made by the General’s Superintendent’s Office is now subject to CADE’s Tribunal review, which shall issue a final decision on the matter.

Divestment of Oxiteno S.A. Indústria e Comércio (“Oxiteno”). The sale of 100% of Ultrapar’s interests in Oxiteno, amounting to 100% of Oxiteno’s share capital, to Indorama Ventures Spain Sociedad Limitada and Tereftálicos Indústria e Participações Ltda. was duly submitted to CADE on November 11, 2021. On March 04, 2022, the General Superintendence of CADE issued a decision approving the transaction without restrictions. On April 1, 2022, the transaction was closed.

  Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

  ITEM 9.        THE OFFER AND LISTING
    Offer and Listing Details

Not required.

     Plan of Distribution

Not applicable.

  Markets

Our shares are listed on the São Paulo Stock Exchange under the ticker symbol “UGPA3” and the ADSs are listed on NYSE under the symbol “UGP.”

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

As of December 31, 2021, our subscribed and paid-in capital stock consisted of 1,115,107,683 common shares, all of which have equal voting and equity rights, with no par value, of which 26,934,776 common shares were held in treasury.

On February 23, 2022, our Board of Directors confirmed the issuance of 43,925 common shares within the limits of the authorized capital stock pursuant to Article 6 of the Company’s Bylaws, due to the partial exercise of the subscription warrants issued by the Company as of the approval of the Extrafarma transaction. These common shares have the same rights assigned to the other shares previously issued by the Company.

As of the date of this annual report, the Company’s capital stock is represented by 1,115,151,608 common shares, all of them nominative and with no par value.

Subscription Warrants

As a result of the Extrafarma Transaction, the Company issued subscription warrants to the former Extrafarma shareholders which could potentially lead to the issuance of up to 6,411,244 shares, taking into account the stock split approved in April 2019 (3,205,622 shares prior to the April 2019 stock split). The subscription warrants were partially exercised in February 2020, August 2020, February 2021, August 2021 and February 2022, and the Company issued a total amount of 2,341,416 common shares. Therefore, as of the date of this annual report, the exercise of the remaining subscription warrants by the former Extrafarma shareholders could potentially lead to the issuance of up to 3,474,269 shares of Ultrapar. See “Item 4.A. Information on the Company — History and Development of the Company —A.2 Discontinued Operations—Extrafarma.”

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

Withdrawal from the Novo Mercado

According to the new Novo Mercado Listing Rules – applicable as of January 2, 2018 – and to our bylaws, the withdrawal from the Novo Mercado may be: (i) voluntary; or (ii) mandatory, as a result of the violation of any the rules of the Novo Mercado or the deregistration as publicly-held company.

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

Pursuant to the new rules of the Novo Mercado and to our bylaws, the voluntary withdrawal shall be preceded by a public tender offer at fair market value. For the withdrawal to move forward, shareholders representing more than one third (1/3) of the outstanding shares shall need to accept the tender offer or expressly agree to delist without selling the shares.

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

C.          Material Contracts

2018 Shareholders’ Agreement

On May 2, 2018, Ultra S.A. and Parth executed a shareholders’ agreement to set forth a set of rules to govern the relationship between these two shareholders, binding on December 31, 2019 a total of shares representing 29.4% of the Company’s capital stock. This shareholders’ agreement replaced the Ultra S.A. shareholders’ agreement executed in 2014 and should be in force for a period of five years, automatically renewable for an equal period, except if a termination notice is sent by one party to the other up to six (6) months before the end of its term. The 2018 Shareholders Agreement’s main terms were substantially related to (i) the decision process of how Ultra S.A., Parth and its shareholders should vote at Ultrapar’s shareholders meetings; (ii) procedures to exchange any party’s shares in Ultra S.A. or in Parth for shares of Ultrapar; and (iii) procedures applicable to the exercise of right of first refusal, preemptive rights and drag along rights. Additionally, any third party purchasing Ultra S.A.’s shares bound by the shareholders’ agreement must agree to be bound by the shareholders’ agreement. See “Exhibit 2.6 — 2018 Shareholders’ Agreement, dated as of May 2, 2018.”

2020 Shareholders’ Agreement

On August 18, 2020, Ultra S.A. and Parth entered into the 2020 Shareholders’ Agreement to include Pátria, in its capacity as Ultra S.A.'s shareholder then holding a 20% stake in Ultra S.A.'s capital stock, as consenting intervening party, therefore bound by the provisions of the 2020 Shareholders' Agreement. The 2020 Shareholders’ Agreement replaced the 2018 Shareholders’ Agreement in its entirety, and the terms and conditions remain substantially the same of the latter. On September 28, 2021, Ultra S.A. informed the Company that Mr. Marcos Marinho Lutz became a shareholder of Ultra S.A., holding 2.4% of its capital stock, and also became a signatory of the 2020 Shareholders’ Agreement. As of December 31, 2021, the 2020 Shareholders' Agreement binded a total of shares representing 34.7% of the Company’s capital stock. See “Exhibit 2.13—2020 Shareholders’ Agreement, dated as of August 18, 2020.”

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

Notes in the foreign market

In October 2016, the subsidiary Ultrapar International S.A. issued notes in the international market in the principal amount of US$750 million, with maturity in October 2026 and interest rate of 5.25% per annum, with interest payable semiannually. The issue price was 98.097% of its face value. The notes are jointly and unconditionally guaranteed by Ultrapar and by the subsidiary Ipiranga. See “Exhibit 2.8 – Indenture, dated as of October 6, 2016.”

In June 2019, the subsidiary Ultrapar International repurchased US$200 million in notes due 2026.

In June 2019, the subsidiary Ultrapar International S.A. issued notes in the international market in the principal amount of US$500 million, with maturity in June 2029 and interest rate of 5.25% per annum, with interest payable semiannually. The issue price was 100% of its face value. The notes are jointly and unconditionally guaranteed by Ultrapar and by the subsidiary Ipiranga. See “Exhibit 2.9 – Indenture, dated as of June 6, 2019.”

In July 2020, Ultrapar International reopened its 2029 notes issued in the international market and issued additional notes in the total amount of US$350.0 million at an interest rate of 5.25% per year with the same characteristics of the 2029 notes (Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Consolidated Debt—Notes in the Foreign Market.”

As a result of the issuance of the notes in the foreign market, Ultrapar and its subsidiaries are required to perform certain obligations, including:

  Restriction on sale of all or substantially all assets of Ultrapar and subsidiaries Ultrapar International and Ipiranga;
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

For more information on our debentures, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Consolidated Debt.”

Banco do Brasil

Our subsidiary Ipiranga entered into several loan agreements with Banco do Brasil S.A. to finance the marketing, processing or manufacturing of agricultural goods (particularly ethanol). The loan agreements contain certain financial penalties for failure to make required payments, limits on permitted usages of the borrowed amounts (which are linked to certain agricultural products expenditures) and loan acceleration clauses. In addition, these agreements contain cross default clauses, requiring the principal and accrued interest to be paid in full for certain events.

For further detail on financial instruments of Ultrapar and its subsidiaries, see Note 17 to our consolidated financial statements and “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Consolidated Debt.”

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

E.       Taxation

This description does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular investor, including tax considerations that shall arise from rules of general application to all taxpayers or to certain classes of investors or that are generally assumed to be known by investors.

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

Interpretation of the Discussion on the Definition of “Favorable Tax Jurisdiction.” On June 4, 2010, Brazilian tax authorities enacted Normative Instruction 1,037 listing (i) the countries and jurisdictions considered as favorable tax jurisdiction or where local legislation does not allow access to information related to the shareholding composition of legal entities to their ownership or to the identity of the effective beneficiary of the income attributed to non-residents, or “tax haven” jurisdictions, and (ii) the privileged tax regimes, whose definition is provided by Law No. 11,727, dated as of June 23, 2008. Although we believe that the best interpretation of the current tax legislation could lead to the conclusion that the above mentioned “privileged tax regime” concept should apply solely for purposes of Brazilian transfer pricing, thin capitalization and controlled foreign company rules, we cannot assure you whether subsequent legislation or interpretations by the Brazilian tax authorities regarding the definition of a “privileged tax regime” provided by Law No. 11,727/08 will also apply to a Non-Brazilian Holder on payments potentially made by a Brazilian source.

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

These distributions may be paid in cash and such payments represent a deductible expense from the payer’s corporate income tax and social contribution on net profits tax basis. The deduction of such interest is limited to the daily pro rata variation of the Federal Government’s long-term interest rate, or TJLP, as determined by the Central Bank from time to time, and cannot exceed the greater of:

  50% of net income (determined after the social contribution on net profits and before the provision for corporate income tax, and the amounts attributable to shareholders as interest on net equity) related to the period in which the payment is made; or
  50% of the sum of accrued profits and profits reserves.

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

Taxation of gains. According to Law No. 10,833, dated as of December 29, 2003, the gains recognized on a disposal of assets located in Brazil, such as our shares, by a Non-Brazilian Holder, are subject to withholding income tax in Brazil. This rule is applicable regardless of whether the disposal is conducted in Brazil or abroad and/or if the disposal is made to an individual or entity resident or domiciled in Brazil, or not.

As a general rule, capital gains realized as a result of a disposal transaction are the positive difference between the amount realized on the disposal of the shares and the respective acquisition cost.

Under Brazilian law, however, income tax rules on such gains may vary depending on the domicile of the Non-Brazilian Holder, the type of registration of the investment by the Non-Brazilian Holder with the Brazilian Central Bank and how the disposition is carried out, as described below.

Capital gains realized by Non-Brazilian Holders on the disposal of shares sold on the Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market):

  are subject to the withholding income tax at a zero percent rate when realized by a Non-Brazilian Holder that (i) has registered its investment in Brazil before the Central Bank under the rules of Resolution No. 4,373 issued by the Brazilian Monetary Counsel (“Registered Holder”) and (ii) is not resident or located in a country or location which is defined as a “Favorable Tax Jurisdiction”, as described above; and
  are subject to income tax at a rate of 15% with respect to gains realized by(i) a Non-Brazilian Holder that is not a Registered Holder (including a Non-Brazilian Holder who qualifies under Law No. 4,131/62) and is not resident or domiciled in a “Favorable Tax Jurisdiction” and (ii) gains earned by Tax Haven Holders that are Registered Holders. In this case, a withholding income tax of 0.005% shall be applicable and withheld by the intermediary institution (i.e., a broker), and can be later offset against any income tax due on the capital gain.

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

Furthermore, according to the general rules set forth in Law No. 13,259/2016, any other gains on the disposal of shares (out of the Brazilian stock exchange and qualified under Law No. 4131/62) are subject to income tax at a progressive rate from 15% to 22.5%, or 25% if the resident is located in a “Favorable Tax jurisdiction” or Tax Haven.

Sale of ADS and shares by non-Brazilian Holders to other non-residents in Brazil

Pursuant to Section 26 of Law No. 10,833, published on December 29, 2003, the sale of property located in Brazil involving non-resident investors is subject to Brazilian income tax as of February 1, 2004. Our understanding is that ADSs do not qualify as property located in Brazil and, thus, should not be subject to the Brazilian withholding tax. We cannot assure you, however, that the Brazilian tax authorities or the Brazilian courts will agree with this interpretation. As a result, gains on a disposition of ADSs by a Non-Brazilian Holder to a non resident, in the event that courts determine that ADSs would constitute assets located in Brazil, may be subject to income tax in Brazil according to the rules applicable to our common shares, as described above.

Insofar as the regulatory norm referred to in Section 26 is generic and since, at the present time, no definitive jurisprudence provided by Brazilian Superior Courts has been established with respect to this matter, we are unable to assure the final outcome of such discussion.

Gains on the exchange of ADS for shares

Although there is no clear regulatory guidance, the exchange of ADSs for shares should not be subject to Brazilian income tax. Non-Brazilian Holders may exchange their ADSs for the underlying shares, sell the shares on a Brazilian stock exchange and remit abroad the proceeds of the sale within five business days from the date of exchange (in reliance on the depositary’s electronic registration). For further information, see “—Taxation of Bonds and Securities Transactions (IOF/Bonds).” Our understanding is that the exchange of ADSs for the underlying shares and sale of shares within the period mentioned above by a Non-Brazilian Holder that (i) is a Registered Holder and (ii) is not a Tax Haven Holder, should not be subject to the withholding income tax.

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

Taxation of Foreign Exchange Transactions (IOF/Exchange). IOF/Exchange is imposed on the conversion of Brazilian Reais into foreign currency and on the conversion of foreign currency into Reais. Currently, the applicable rate for most foreign currency exchange transactions is 0.38%, however, in the case of the settlement of foreign exchange transactions for the flow of capital into the country, made by foreign investors, for transactions in the financial and capital markets, the applicable rate is 0%. On March 16, 2021, the Brazilian Government issued Decree 10,977/22, which establishes that IOF rate should be reduced to zero by 2029. The Brazilian Federal Government is permitted to increase the rate at any time, up to 25%. However, any increase in rates only applies to future transactions.

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

If we are a PFIC for any taxable year during which a U.S. Holder holds our shares or ADSs, a U.S. Holder of our shares or ADSs may be subject to imputed interest charges and other generally adverse tax consequences with respect to any gain from the sale, exchange or other taxable disposition of, and certain “excess distributions” with respect to, our shares or ADSs. Distributions received in a taxable year that are greater than 125 percent of the average annual distributions received during the shorter of (i) the three preceding taxable years or (ii) a U.S. Holder’s holding period for the shares or ADSs will be treated as “excess distributions.” Under these special tax rules: (A) any excess distributions or gain will be allocated ratably to each day in the U.S. Holder’s holding period for the shares or ADSs, (B) the amount allocated to the taxable year of disposition, and any taxable year prior to the first taxable year in which we are a PFIC, will be treated as ordinary income, and (C) the amount allocated to each other taxable years that we were a PFIC will be subject to tax at the highest tax rate applicable to ordinary income in effect for such taxpayer for each such earlier taxable year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

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
  The monitoring of compliance of the Policy and possible issues is the responsibility of the Financial Risk Committee, (“Committee”), which is composed of CFO, Treasury Director, Controller and other directors designated by the CFO. The Committee holds quarterly meetings and monitors the risk standards established by the Policy through a monitoring map on a monthly basis.
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

The Company uses exchange rate hedging instruments (especially between the Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, receipts and disbursements in foreign currency and net investments in foreign operations. Therefore, hedge is used in order to reduce the effects of changes in exchange rates on the Company’s income and cash flows in Reais within the exposure limits under its Policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, receipts and disbursements in foreign currency to which they are related. Assets and liabilities in foreign currencies are stated below, translated into Reais as of December 31, 2021, 2020 and 2019:

Assets and liabilities in foreign currency

In millions of Reais	2021	2020	2019
Assets in foreign currency
Cash, cash equivalents and financial investments in foreign currency (except hedging instruments)	122.2	1,413.3	455.6
Foreign trade receivables, net of allowance for doubtful accounts and advances to foreign customers	1.3	307.8	213.5
Other net assets foreign (except cash, cash equivalents, financial investments, trade receivables, financing and payables)	186.6	1,767.6	1,445.0
Asset exposure in subsidiaries held for sales	3,839.2	-	-
	4,149.3	3,488.7	2,114.1
Liabilities in foreign currency
Financing in foreign currency gross of transaction costs and negative goodwill	(8,860.8)	(9,246.7)	(6,895.1)
Payables arising from imports, net of advances to foreign suppliers	(649.1)	(633.0)	(344.5)
Liability exposure in subsidiaries held for sales	(884.4)	-	-
	(10,394.3)	(9,879.7)	(7,239.6)
Foreign currency hedging instruments	2,933.6	4,837.6	3,636.4
Foreign currency hedging instruments in subsidiaries held for sales	1,786.5	-	-
Net asset (liability) position – Total	(1,525.0)	(1,553.4)	(1,489.0)
Net asset (liability) position – Income statement effect	(498.6)	186.3	452.0
Net asset (liability) position – Shareholders’ equity effect in subsidiaries held for sales	(1,026.4)	(1,739.7)	(1,941.1)

Sensitivity analysis of assets and liabilities in foreign currency

For the base scenario, future market curves as of December 31, 2021, were applied on the Company’s net position exposed to the currency risk, simulating the effects of appreciation and devaluation of the Real in the income statement and the equity.

The table below shows the effect of exchange rate changes, based on the total liability position of R$1,525.0 million in foreign currency.

In millions of Brazilian Reais	Risk	Scenario
Income statement effect	Real devaluation	(25.2)
	Net effect	(25.2)
Income statement effect	Real appreciation	25.2
	Net effect	25.2

The shareholders’ equity effect refers to cumulative translation adjustments of changes in the exchange rate on equity of foreign subsidiaries (see Notes 2.t.1 and 26.g.2 to our consolidated financial statements), net investments hedge in foreign entities, cash flow hedge of firm commitments and highly probable transactions (see Notes 2.c and 33.h to our consolidated financial statements).

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

For the sensitivity analysis of foreign exchange hedging instruments, management adopted as a base scenario the Real/U.S. dollar exchange rates at maturity of each swap, projected by U.S. dollar futures contracts quoted on B3 as of December 31, 2021. As a reference, the exchange rate for the last maturity of foreign exchange hedging instruments is R$10.25 in the base scenario.

Based on the balances of the hedging instruments and hedged items as of December 31, 2021, the exchange rates were replaced, and the changes between the new balance in Reais and the balance in Reais as of December 31, 2021 were calculated. The table below shows the change in the values of the main derivative instruments and their hedged items, considering the changes in the exchange rate in the different scenarios:

	Risk	Base Scenario
		(in millions of Reais)
Currency swaps receivable in U.S. dollars
(1) U.S. dollar / Real swaps	Dollar appreciation	137.3
(2) Debts/firm commitments in U.S. dollars		(137.3)
(1)+(2)	Net Effect	0.0
Currency swaps payable in U.S. dollars
(3) Real / U.S. dollar swaps	Dollar devaluation	49,935.7
(4) Gross margin of Oxiteno/Ipiranga		(49,935.7)
(3)+(4)	Net Effect	-
Cash Flow Hedge
(5) Cash Flow Hedge	Dollar devaluation	528.4
(6) Debts		(528.4)
(5)+(6)	Net Effect	-
Net Investment Hedge
(7) Net Investment Hedge	Dollar devaluation	252.4
(8) Debts		(252.4)
(7)+(8)	Net Effect	-

          For sensitivity analysis of hedging instruments for interest rates in Brazilian Reais, the Company used the futures curve of the DI x Pre contract quoted on B3 as of December 31, 2021 for each of the swap and debt (hedged item) maturities.

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

	Risk	Base Scenario
		(in millions of Reais)
Interest rate swap (in Brazilian Reais) – Debentures – CRA
(1) Fixed rate swap – DI	Decrease in Prefixed rate	(20,053.1)
(2) Fixed rate debt		20,053.1
(1)+(2)	Net Effect	-

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

The table below provides information as of December 31, 2020 about our consolidated debt in foreign currency and in Reais that are subject to variable and fixed rates of interest. The table summarizes information on instruments and transactions that are sensitive to foreign currency exchange rates and interest rates:

				Principal by year of maturity(1)
Debt	Weighted average interest rate	Fair value	Book value	2022	2023	2024	2025	2026	2027 and thereafter
	(in millions of Reais)
R$ borrowings	6.1%	85.5	85.5	5.1	(0.1)	80.5	—	—	—
Borrowings indexed to the DI	100.8% of the DI	4,783.4	4,855.5	2,473.8	2,381.7	—	—	—	—
Borrowings indexed to the TJLP	(1.5)%	0.3	0.3	0.3	—	—	—	—	—
U.S. dollar borrowings	5.1%	8,856.6	8,556.9	55.3	718.9	(7.8)	(7.7)	3,062.4	4,735.8
Borrowings indexed to the LIBOR	1.0%	275.9	275.9	275.9	—	—	—	—	—
Borrowings indexed to the IPCA	4.6%	2,406.3	2,406.3	29.4	(7.7)	693.1	278.1	(5.9)	1,419.3
Subtotal		16,408.1	16,180.5	2,839.8	3,092.7	765.9	270.4	3,056.5	6.155.1
Unrealized losses on swaps transactions		197.2	197.2	26.2	—	9.0	—	—	161.9
Total		16,605.3	16,377.6	2,866.1	3,092.7	774.9	270.4	3,056.5	6,317.1

(1) Figures include interest accrued through December 31, 2021.

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

Such credit risks are managed by each business unit through specific criteria for acceptance of customers and their credit rating and are additionally mitigated by the diversification of sales. The subsidiaries of the Company request from customers secured by trade receivables and other receivables in certain circumstances, but such security arrangements are not taken account of when calculating the risk of loss. As of December 31, 2021, the loss allowance for expected credit losses on their trade receivables recorded for Ipiranga, Ultragaz and Ultracargo were R$422.5 million, R$135.6 million and R$1.5 million, respectively. In addition, as of December 31, 2021, no single customer or group accounts for more than 10% of total revenue. For further information, see Notes 6.a, 6.b and 33.d.3 to our consolidated financial statements.

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

The credit risk of financial institution and government of cash, cash equivalents and financial investments is summarized below:

	Fair value (in millions of Reais)
Counterparty credit rating	12/31/2021	12/31/2020	12/31/2019
AAA	3,606.0	8,190.4	4,906.1
AA	740.9	317.9	331.5
A	116.6	163.8	418.0
BBB	-	-	56.5
Total	4,463.5	8,672.2	5,712.1

It is important to note that the credit risk analysis that we performed as of December 31, 2021 do not reflect the impacts of the now global COVID-19 pandemic, which may have significant impacts on the credit quality of our customers and the financial institutions with whom we hold assets. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Ultrapar and Its Industries— Our businesses may be materially and adversely affected by the outbreak of communicable diseases, such as the ongoing COVID-19 pandemic, or other epidemics or pandemics”, and other risk factors included herein.

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

The table below shows the positions of derivative financial instruments to hedge commodity price risk as of December 31, 2021:

Derivative	Contract			Notional (m3)		Notional (US$ million)		Fair Value
	Position	Commodity	Maturity	12/31/2021	12/31/2020	12/31/2021	12/31/2020	12/31/2021	12/31/2020
								R$ million	R$ million
Term	Sold	Heating Oil	jan-22	167,255	108,429	103.1	42.4	2.3	(0.6)
Term	Sold	RBOB	jan-22	29,413	‐	17.1	‐	(1.0)	‐
								1.3	(0.6)

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

The Company believes it has sufficient working capital to satisfy its current needs. The consolidated debt due over the next twelve months totals R$3,605.4 million, including estimated interests on loans. In 2021, the Company had R$4,084.2 million in cash, cash equivalents and short-term financial investments (for quantitative information, see Notes 5 and 17.a to our consolidated financial statements).

For further information on financial liabilities as of December 31, 2021, see Note 33.e to our consolidated financial statements.

Capital management

The Company manages its capital structure based on indicators and benchmarks. The key performance indicators related to the capital structure management are the weighted average cost of capital, and the net debt/EBITDA, interest coverage and indebtedness/equity ratios. Net debt is composed of cash and cash equivalents and financial investments and hedging instruments (see Note 5 to our consolidated financial statements) and loans and hedging instruments and debentures (see Note 17 to our consolidated financial statements). The Company can change its capital structure depending on economic and financial conditions, in order to optimize its financial leverage and capital management. The Company seeks to improve its return on invested capital by implementing efficient working capital management and a selective investment program.

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

The table below summarizes the position of hedging instruments entered by the Company:

a)     Designated as hedge accounting

Product	Hedged object	Rates agreement		Maturity	Notional Amount		Fair value
		Assets	Liabilities		12/31/21	12/31/20	12/31/21	12/31/20
					R$ million
Foreign exchange swap	Debt	US$ + 4.65%	104.87% DI	Sep-23	US$125.0	US$185.0	212.5	298.9
Foreign exchange swap	Debt	US$ + LIBOR-3M + 1.14%	105.00% DI	Jun-22	US$50.0	US$50.0	109.3	94.8
Interest rate swap	Debt	4.59% + IPCA	102.00% DI	Sep-28	R$2.226.1	R$806.1	166.5	203.8
Interest rate swap	Debt	6.47%	99.94% DI	Nov-24	R$90.0	R$90.0	(9.0)	3.5
Term	Firm commitments	R$	Heating Oil	Jan-22	US$120.3	US$42.4	1.3	(0.6)
NDF	Firm commitments	R$	US$	Jan-22	US$68.4	US$23.1	5.7	(0.7)
							486.3	599.7

b)      Not designated as hedge accounting

Product	Hedged object	Rates agreement		Maturity	Notional amount		Fair value
		Assets	Liabilities		12/31/21	12/31/20	12/31/21	12/31/20
					R$ million
Foreign exchange swap	Debt	US$ + 0.18%	55.5% DI	-	-	US$320.0	-	519.3
Interest rate swap	Debt	5.25%	DI – 1.36%	Jun-29	US$300.0	-	(126.8)

Interest rate swap

Debt

		2.7%

100% DI

-

-

R$1,300.0

-

(0.0)

NDF	Firm commitments	US$	R$	Jun-22	US$625.8	US$378.6	3.5	(112.2)
							(123.3)	407.1

All transactions mentioned above were properly registered with the over-the-counter segment of B3.

Hedging instruments existing in 2021 are described below, according to their category, risk, and hedging strategy:

a – Hedging against foreign exchange exposure of liabilities in foreign currency—The purpose of these contracts is (i) to offset the effect of the change in exchange rates of debts or firm commitments in U.S. dollars by converting them into debts or firm commitments in Reais linked to DI, (ii) change a financial investment linked to the DI and (iii) change a financial investment linked to the DI and given as a guarantee to a loan in the U.S. dollar into a financial investment linked to the U.S. dollar. The tables below present our position in this category of swaps as of December 31, 2021:

	Maturity
Swap/Non Deliverable Forward	2022	2023 and thereafter
Notional amount (in millions of Reais)(1)	3,603.7	4,045.9
Notional amount (in millions of dollars)	645.8	725.0
Average receiving rate	US$ + 0.1%	US$ + 3.0%
Average payment rate	1.7% of the DI	77.1% of the DI

(1) Notional amount converted according to the commercial selling rate reported by the Central Bank (PTAX) as of December 31, 2020.

Swap	Maturity 2022
Notional amount of swaps (in millions of Reais)(1)	279.0
Notional amount of swaps (in millions of dollars)	50.0
Average receiving rate	US$ + LIBOR + 1.14%
Average payment rate	105.0% of the DI

(1) Notional amount converted according to the commercial selling rate reported by the Central Bank (PTAX) as of December 31, 2021.

b – Hedging against fixed interest rate in Brazilian Reais—The purpose of this contract is to change fixed interest rate of debentures issued in Brazilian Reais to floating interest. The table below presents our position in this category of swaps as of December 31, 2021.

Swap	Maturity 2022 and thereafter
Notional amount of swaps (in millions of Reais)(1)	2226.1
Notional amount of swaps (in millions of dollars)	398.9
Average receiving rate	4.58% p.a. + IPCA
Average payment rate	102.0% of the D

(1) Notional amount converted according to the commercial selling rate reported by the Central Bank (PTAX) as of December 31, 2021.

Swap/Non Deliverable Forward	2023 and thereafter
Notional amount (in millions of Reais)(1)	90.0
Notional amount (in millions of dollars)	16.1
Average receiving rate	6.47%
Average payment rate	99.9% of the DI

(1) Notional amount converted according to the commercial selling rate reported by the Central Bank (PTAX) as of December 31, 2021.

– Hedging against commodities exposure of operations—The purpose of these contracts results from the possibility of price oscillation regarding products marketed specially diesel (heating oil) and gasoline (RBOB). These price fluctuations may cause substantial alterations in the sales revenues and costs. The table below presents our position in this category of NDF´s as of December 31, 2021:

Term	Maturity 2022
Notional amount of NDF´s (in millions of Reais)(1)	671.1
Notional amount of NDF´s (in millions of dollars)	120.3
Position	Sold
Contract	Heating oil / RBOB

(1) Notional amount converted according to the commercial selling rate reported by the Central Bank (PTAX) as of December 31, 2021.

Non Deliverable Forward	Maturity 2021
Notional amount of NDF´s (in millions of Reais)(1)	671.1
Notional amount of NDF´s (in millions of dollars)	120.3
Position	Sold
Contract	R$/US$

(1) Notional amount converted according to the commercial selling rate reported by the Central Bank (PTAX) as of December 31, 2021.

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

The foreign exchange hedging instruments designated as fair value hedge are:

In millions, except the DI %	2021	2020	2019
Notional amount – US$	175.0	235.0	395.0
Result of hedging instruments – gain/(loss) – R$	21.8	574.4	79.5
Fair value adjustment of debt – R$	47.1	(13.1)	(36.8)
Financial expense in the statements of profit or loss – R$	(105.1)	(597.7)	(130.3)
Average effective cost – DI %	104.9	104.1	104.4

For more information, see Note 17c.1 to our consolidated financial statements.

The interest rate hedging instruments designated as fair value hedge are:

In millions, except the DI %	2021	2020	2019
Notional amount – R$	2,226.1	806.1	806.1
Result of hedging instruments – gain/(loss) – R$	(17.9)	67.4	73.0
Fair value adjustment of debt – R$	166.4	(18.4)	(77.0)
Financial expense in the statements of profit or loss – R$	(245.7)	(99.6)	(68.1)
Average effective cost – DI %	102	95.8	95.8

For more information, see Notes 17.f.2, 17.f.4, 17.f.6, 17.f.8, 17.f.9 and 17.f.10 to our consolidated financial statements.

In millions, except the DI %	2021	2020	2019
Notional amount – R$	90.0	90.0	90.0
Result of hedging instruments – gain/(loss) – R$	(10.1)	6.5	0.6
Fair value adjustment of debt – R$	11.8	3.3	(0.2)
Financial expense in the statements of profit or loss – R$	(5.9)	(9.0)	(0.4)
Average effective cost – DI %	99.9	99.9	99.9

For more information, see Note 17.f.7 to our consolidated financial statements.

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

In millions	2021	2020	2019
Notional amount – US$	188.6	65.5	—
Result of hedging instruments – gain/(loss) – R$	(129.7)	(87.4)	—
Fair value adjustment of inventories – R$	(4.4)	18.5

Cash flow hedge

The Company and its subsidiaries designate as cash flow hedge of firm commitment and highly probable transactions, derivative financial instruments to hedge “firm commitments” and non-derivative financial instruments to hedge “highly probable future transactions”, so as to hedge against fluctuations arising from changes in exchange rate.

On December 31, 2021, the Company had no exchange rate and commodities hedging instruments of firm commitments designated as cash flow hedges.

On December 31, 2021, the notional amount of foreign exchange hedging instruments for highly probable future transactions designated as cash flow hedge, related to notes in the foreign market totaled US$386.8 million (US$468.2 million on December 31, 2020). On December 31, 2021, the unrealized loss of “Other comprehensive income” totaled R$7.9 million (R$315.4 million on December 31, 2020), net of deferred IRPJ and CSLL.

Net investment hedge in foreign entities

The Company and its subsidiaries designate as net investment hedge in foreign entities notes in the foreign market, for hedging net investments in foreign entities, to offset changes in exchange rates.

On December 31, 2021, the balance of foreign exchange hedging instruments designated as net investments hedge in foreign entities, related to part of the investments made in entities which functional currency is other than the Brazilian Real, totaled US$95.0 million (US$95.0 million on December 31, 2020). On December 31, 2021, the unrealized loss of “Other comprehensive income” is R$24.1 million (loss of R$73.1 million on December 31, 2019), net of deferred income and social contribution taxes. The effects of exchange rate changes on investments and hedging instruments were offset in equity.

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

Reimbursement of fees incurred in 2021

From January 1, 2021, until December 31, 2021, Ultrapar received from the depositary US$503,427, related to continuing maintenance expenses of the ADS facility, including but not limited to, investor relations expenses.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

As approved by the annual and extraordinary general shareholders’ meeting held on April 13, 2022, the mandatory dividend to be paid to the shareholders was reduced to 25% of the adjusted net profit. This reduction aims to adjust our bylaws to article 202, paragraph 2, of Law nr. 6,404/76, allowing a better cash allocation. The Company may, at its own discretion, pay more dividends to its shareholders.

ITEM 15.          CONTROLS AND PROCEDURES

(a)          Disclosure Controls and Procedures

Under the supervision and with the participation of the Company’s management, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (“Exchange Act”), as of December 31, 2021. The Company’s disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is (a) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (b) accumulated and communicated to our management, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosure. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2021, our disclosure controls and procedures were not effective due to the material weaknesses in internal control over financial reporting described below.

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

Because of its inherent limitations, including the possibility of improper management override of controls, internal control over financial reporting may not prevent or detect, on a timely basis, material misstatements due to error or fraud. Therefore, even those systems of internal control over financial reporting determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or because the degree of compliance with the policies and procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

In this context, our management, with participation of our Chief Executive Officer and Chief Financial Officer and under the oversight of our Board of Directors, has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021, based on the criteria established in the Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO 2013 Framework”).

Based on such assessment and criteria, our management identified the following deficiencies in the Company’s internal control over financial reporting as of December 31, 2021:

•         The Company did not design effective management review controls over the calculation of the income tax provision, including (a) appropriate identification of (i) revenue and expenses to be included in the determination of taxable income and (ii) tax and book basis differences to be used in the determination of deferred taxes, and (b) accuracy of the amounts included in the determinations. These deficiencies were due to the fact that the Company did not perform an effective risk assessment process to evaluate relevant risks of material misstatement associated with calculation of the income tax provision.

•         At certain of its business units, the Company did not have resources that were sufficiently trained and experienced in the application of the requirements of the COSO 2013 Framework to its financial reporting processes and related internal controls. As a result, the Company did not maintain effective controls over the completeness and accuracy of information used to support the functioning of its internal controls relating to the existence of inventories held at third-party facilities.

The control deficiencies described above resulted in an immaterial misstatement related to the income tax provision in the Company’s preliminary consolidated financial statements which was corrected prior to the issuance of the 2021 annual consolidated financial statements. Because these control deficiencies create a reasonable possibility that a material misstatement to the consolidated financial statements will not be prevented or detected on a timely basis, we concluded that they represent material weaknesses in the Company’s internal control over financial reporting and that our internal control over financial reporting was not effective as of December 31, 2021.

Remediation Plan for the Material Weakness

Our management is actively engaged in the planning for, and implementation of, the remediation efforts to address the material weaknesses described above, which we plan to complete by the next annual assessment of the Company’s internal control over financial reporting. These efforts include performing a more granular assessment of risks inherent in the Company’s income tax calculation process, reassessing the appropriateness of design of existing controls associated with the income tax calculations, and implementation of certain additional controls over the determination of the current and deferred income tax balances, including:

a)       Monthly review of our effective tax rate for each of the Company’s business units;

b)       Monthly review of our income tax recognition by each of the Company’s business units’ tax specialists; and

c)       Monthly report on the income tax recognition for the Controllership, Planning and Investor Relations departments.

The efforts to remediate the deficiencies in the level of internal control training and experience of personnel at certain business units and operation of controls over the completeness and accuracy of information used to support the functioning of internal controls related to the existence of inventories held at third-party facilities include offering a formal training program to those that act as control owners at the business units in order to: (i) reinforce the importance of internal controls over financial reporting processes, and (ii) explain the need for verification tests over the quality of information used to support the functioning of internal controls and appropriate documentation of such tests.

The remediation efforts will be monitored by our internal audit department, which will evaluate and internally report to the Audit and Risks Committee on the progress and results of the remediation plan.

(c)        Report of the Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

KPMG Auditores Independentes Ltda (PCAOB ID n. 1124), issued in São Paulo, Brazil, the independent registered public accounting firm that audited the consolidated financial statements included in this annual report on Form 20-F, issued an auditor’s report expressing an adverse opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021. The report of KPMG Auditores Independentes Ltda. appears on page F-5 of this annual report on Form 20-F.

(d)        Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting during the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

We believe that each of Ms. Ana Paula Vitali Janes Vescovi, Mr. Jorge Marques de Toledo Camargo and Mr. José Maurício Pereira Coelho qualifies as an audit committee “financial expert,” as that term defined by the SEC in its final rules implementing Section 407 of the Sarbanes-Oxley Act of 2002. However, as we have previously relied on the exemption under Rule 10A-3(c)(3) of the Exchange Act from the audit committee requirements of Section 303A of the NYSE Listed Company Manual, we have not yet formally appointed an audit committee “financial expert.” We intend to do so in the near future. However, the Company believes that our audit and risks committee members are qualified to carry out their duties on the audit and risks committee given their experience and other qualifications in financial matters. For a discussion of the role of our statutory audit committee, see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Committees of the Board of Directors—Audit and Risks Committee.”

ITEM 16B.	CODE OF ETHICS

In 2004, we established a Code of Ethics which covered (i) the Board of Directors; (ii) the whole Executive Board (including the Chief Executive Officer and the Chief Financial Officer); (iii) the Fiscal Council of Ultrapar; (iv) the Board of Directors and Executive Board of its subsidiaries; and (v) remaining bodies with technical or advisory functions that are directly subordinated to the Board of Directors, to the Executive Board or to the fiscal committee of Ultrapar. Our Code of Ethics was amended on June 17, 2009 to (i) improve certain existing items of the code by including examples of acceptable or unacceptable behavior and clarifying the language to avoid misunderstanding of such items and (ii) improve access to the channel for reporting non-compliance with the code. On July 31, 2013, we amended our Code of Ethics in order to increase the number of permanent members of the Conduct Committee from three to four members. On September 17, 2014 the Code of Ethics was fully revised. On December 13, 2017, our Board of Directors approved a new Code of Ethics, which came into effect on March 1, 2018. The Code of Ethics was fully revised on December 8, 2021 and came into effect on March 17, 2022. For the complete amended Code of Ethics please see our 6-K filed with the SEC on March 21, 2022. The objective of this code is (i) to reduce the subjectivity of personal interpretations of ethical principles; (ii) to be a formal and institutional benchmark for the professional conduct of the employees, including the ethical handling of actual or apparent conflicts of interests, becoming a standard for the internal and external relationship of Ultrapar with its stakeholders, namely: shareholders, clients, employees, partners, suppliers, service providers, labor unions, competitors, society, government and the communities in which it operates; and (iii) to ensure that the daily concerns with efficiency, competitiveness and profitability do not override ethical behavior.

Also, in 2014, we approved the Corporate Policy on Anti-Corruption and the Relationship with the Public and Private Sector, applicable to shareholders, employees of the Company, third parties and business partners when representing or acting on behalf of the Company. On December 13, 2017, our Board of Directors approved a new Corporate Policy on Anti-Corruption and the Relationships with the Public and Private Sector, which came into effect on March 1, 2018. On December 8, 2021, our Board of Directors approved a fully revised corporate policy on anti-corruption and relationship with public officials, which came into effect on March 17, 2022. This policy consolidates the guidelines for corruption prevention to be adopted in the relationship with public officers to protect the integrity and transparency of our businesses. For our complete revised corporate policy on anti-corruption and relationship with public officials, please see our 6-K filed with the SEC on March 21, 2022.

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

Also, in 2016, the Company approved the Conflict of Interests Policy applicable to employees of the Company, third parties and business partners when representing or acting on behalf of the Company. This policy provides for standard behaviors and professional conduct of the employees, including the ethical handling of actual or apparent conflicts of interests. The Policy was revised in 2021, now called the “Conflict of Interest and Related Party Transactions Corporate Policy.” You can obtain a copy of our Code of Ethics and of our Corporate Policy on Anti-Corruption and the Relationship with the Public and Private Sector, free of charge, at our Investor Relations (www.ri.ultra.com.br), on “Governance” section, subsection “Bylaws, Codes and Policies.”

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The relationship with our independent registered public accounting firm in respect to the contracting of services unrelated to the external audit is based on principles that preserve the independence of the independent registered public accounting firm. Our Board of Directors approves our consolidated financial statements, the performance by our independent registered public accounting firm of audit and permissible non-audit services, and associated fees, supported by our Audit and Risks Committee. See “Item 6.C. Directors, Senior Management and Employees—Board Practices—Audit and Risks Committee” for more information about the responsibilities of the Audit and Risks Committee. Our consolidated financial statements for the year ended December 31, 2021 and 2020 were audited by the independent registered public accounting firm KPMG Auditores Independentes Ltda.

The following table describes the total amount billed to us by KPMG Auditores Independentes Ltda for services performed in 2021 and 2020:

	2021	2020
	(in thousands of Reais)
Audit Fees	8,212.8	8,489.9
Audit Related Fees	551.0	1,156.4
Total Consolidated Audit Fees	8,763.8	9,646.2

“Audit Fees” are the aggregate fees billed by our independent registered public accounting firm for the audit of our consolidated and annual financial statements, reviews of interim financial information and attestation services that are provided in connection with statutory and regulatory filings or engagements.

“Audit Related Fees” are fees related to tax compliance services to review the ECF, agreed upon procedures in connection with the reopening of 2029 notes offering process, attestation report on net assets book value.

Pre-Approval Policies and Procedures

In order to adapt to the new rules for the Novo Mercado segment, the extraordinary and annual general shareholders’ meeting held on April 10, 2019 decided that our audit and risks committee must function on a permanent basis to advise the Board of Directors. This committee is responsible for recommending to the Board of Directors the retention and dismissal of independent audit services, as well as proposing to the Board of Directors the nomination of the independent auditor and their replacement and to define the pre-approval policy for hiring services that may be provided by the independent auditor.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

We did not purchase any shares issued by the Company in 2021.

ITEM 16F.	CHANGE IN REGISTRANT’S INDEPENDENT PUBLIC ACCOUNTING FIRM

On December 9, 2021, Ultrapar engaged Deloitte Touche Tohmatsu Auditores Independentes as its principal accountants for the fiscal year ending December 31, 2022, and will dismiss KPMG Auditores Independentes Ltda. (“KPMG”), which is currently serving as the Company’s independent auditors, upon completion of their audit of the consolidated financial statement as of December 31, 2021 and for the three years ended December 31, 2021, 2020 and 2019, and the effectiveness of internal control over financial reporting as of December 31, 2021, and the issuance of their report thereon. The decision to change accountants was approved by the audit committee of the Board of Directors.

During the two fiscal years ended December 31, 2021 and 2020, and the subsequent interim period there were no: (1) disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (2) reportable events, except that KPMG advised Ultrapar (and subsidiaries) of the following material weaknesses as of December 31, 2021: (i) the Company did not design effective management review controls over the calculation of the current income tax provision; including (a) appropriate identification of (i) revenue and expenses to be included in the determination of taxable income and (ii) tax and book basis differences to be used in the determination of deferred taxes, and (b) accuracy of the amounts included in the determinations and (ii)  at certain of its business units, the Company did not have resources that were sufficiently trained and experienced in the application of the requirements of the COSO 2013 Framework to its financial reporting processes and related internal controls. As a result, the Company did not maintain effective controls over the completeness and accuracy of information used to support the functioning of its internal controls relating to the existence of inventories held at third-party facilities.

The audit reports of KPMG on the consolidated financial statements of Ultrapar (and subsidiaries) as of and for the years ended December 31, 2021 and 2020 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles. The audit reports of KPMG on the effectiveness of internal control over financial reporting as of December 31, 2021 and 2020 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles, except that KPMG report dated May 10, 2022 indicates that Ultrapar (and subsidiaries) did not maintain effective internal control over financial reporting as of December 31, 2021 because of the effect of  material weaknesses on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states the: (i) the Company did not design effective management review controls over the calculation of the income tax provision, including (a) appropriate identification of (i) revenue and expenses to be included in the determination of taxable income and (ii) tax and book basis differences to be used in the determination of deferred taxes, and (b) accuracy of the amounts included in the determinations ; and (ii) at certain of its business units, the Company did not have resources that were sufficiently trained and experienced in the application of the requirements of the COSO 2013 Framework to its financial reporting processes and related internal controls.  As a result, the Company did not maintain effective controls over the completeness and accuracy of information used to support the functioning of its internal controls relating to the existence of inventories held at third-party facilities.

Ultrapar has requested that KPMG Auditores Independentes Ltda. furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter, dated May 10, 2022, is filed as “Exhibit 15 — Letter from KPMG Auditores Independentes Ltda. to the SEC, regarding the change in independent registered public accounting firm” to this Form 20-F.

We did not consult with Deloitte Touche Tohmatsu Auditores Independentes during our two most recent fiscal years or any subsequent interim period as to the application of accounting principles to a specified transaction, either completed or proposed, the type of audit opinion that might be rendered on our financial statements or any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F) or a reportable event (as described in Item 16F(a)(1)(v) of Form 20-F).

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

The Brazilian Corporate Law requires that our directors be elected by our shareholders at a general shareholders’ meeting. According to the rules of Novo Mercado, 20% or at least two of the members of our Board of Directors, whichever is greater, must be independent. As of December 31, 2021, our Board of Directors had 6 members that meet the independence requirements pursuant to the rules of Novo Mercado. Furthermore, according to our bylaws, at least 30% of the members of our Board of Directors must be independent.

The rules for the Novo Mercado segment, in force as of January 2, 2018, established that the companies listed in this segment will have up to the annual shareholders’ meeting to be held in 2022 to adopt new requirements to assure the independence of the members of the Board of Directors, based on their relationship with the company, its direct or indirect controlling shareholder (if applicable), its directors and its executive officers; and subsidiaries, affiliates and joint-ventures.

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

Once such requirements are adopted, the general shareholders’ meeting shall then be entitled to decide whether a person nominated as member of the Board of Directors is independent and may base its decision (i) on a declaration submitted to the Board of Directors in which the nominee attests and justify his/her compliance with the independence requirements or (ii) on the opinion of the Board of Directors expressed in management’s proposal to the general shareholders meeting that elects directors and officers regarding the candidate’s compliance or non-compliance with the independence criteria.

At the extraordinary and annual general shareholders’ meeting held on April 14, 2021, our bylaws were amended to reflect the new independence requirements, and the election of the Board of Directors deliberated upon on such general shareholders’ meeting contemplated said requirements and procedures.

As of December 31, 2021, our Board of Directors consisted of eleven members, all of them being non-executive members and six of whom were independent, according to the Brazilian Novo Mercado Listing Rules. Two of the non-independent board members were executive officers of Ultrapar until December 2006 or until December 2012. All of the non-independent board members are related, directly or indirectly, to Ultra S.A. See “Item 6.C. Directors, Senior Management and Employees—Board Practices” and “Exhibit 1.1—Bylaws of Ultrapar, dated as of April 13, 2022.”

On September 22, 2021, we announced the succession plan of the leadership of our Board of Directors, developed under the leadership of the current Chairman of the Board, Pedro Wongtschowski, whose mandate will end in April 2023. As part of such plan, as of January 2022, Marcos Lutz assumed the position of Chief Executive Officer of the Company, succeeding Frederico Curado, now Vice-Chairman of the Board of Directors, after Lucio de Castro Andrade Filho retired at the end of 2021. On April 13, 2022, the annual and extraordinary general shareholders’ meeting elected Frederico Curado to act as board member with term of office until the mandate term of the Board of Directors elected in 2021 is completed. As of the date of this report, our Board of Directors is composed of ten members, six of whom are independent members, according to the rules previously mentioned.

No member of the Board has any material relationship with the Company, either directly or as a partner or officer of an organization that has relationship with Ultrapar, except for their interest as shareholders of Ultrapar or Ultra S.A. Participações, when applicable, as mentioned above. The Brazilian Corporate Law, the Novo Mercado Listing rules and the CVM establish rules relating to the qualification of the members of our Board of Directors and our executive officers, including their compensation, duties and responsibilities. We believe these rules provide adequate assurances that our directors are independent according to the independence tests established by the NYSE.

Executive Sessions

NYSE rules require that the non-management directors must meet at regularly scheduled executive sessions without management present. Such provision does not apply to Ultrapar given that none of our directors is currently an executive officer of the Company.

Committees

NYSE rules require that U.S. domestic listed companies have a nominating/corporate governance committee and a compensation committee composed entirely of independent directors and governed by a written charter addressing the committee’s purpose and responsibilities. Under the Brazilian Corporate Law, we are not required to have a nominating committee, a corporate governance committee or a compensation committee. Notwithstanding, our bylaws provides for a people committee (formerly named compensation committee), strategy committee and an audit and risks committee, as ancillary bodies of the Board of Directors. See “Item 6.C. Directors, Senior Management and Employees—Board Practices” and “Exhibit 1.1—Bylaws of Ultrapar, dated as of April 13, 2022.”

The members of our committees shall be elected by the Board of Directors for a term of office of two years, coincident with the term of office of the directors.

As of the date hereof, our people committee was composed of the board members Mr. José Galló (who also acts as coordinator of the committee), Mr. Frederico Curado, Mr. Alexandre Teixeira de Assumpção Saigh and Mr. José Luiz Alquéres whereas our strategy committee was composed of the board members Mr. Pedro Wongtschowski (who also acts as coordinator of the committee), Ms. Flávia Buarque de Almeida, Mr. Jorge Marques de Toledo Camargo and Mr. Frederico Curado. For more information, see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Committees of the Board of Directors—People Committee” and “—Strategy Committee.”

Audit and Risks Committee

U.S. domestic listed companies must have an audit committee with all independent directors who are financially literate and who satisfy the independence requirements of Rule 10A–3 of the Securities Exchange Act of 1934 (the “Exchange Act”), with a written charter addressing the committee’s purpose and responsibilities.

Our bylaws establish our audit and risks committee as an ancillary body of the Board of Directors, which shall be composed of at least three members, all of them members of the Board of Directors and at least one member with recognized experience in corporate accounting matters, as provided in the applicable regulations of the CVM. Although our bylaws only require a majority of independent directors, all members of our audit and risks committee meet the applicable independent membership requirements of the SEC and the NYSE. All members shall be elected by the Board of Directors for a term of office of two years, and the term shall coincide with the term of office of the Directors, with reelection being permitted for successive terms. A single member of the audit and risks committee may concentrate the two above mentioned requirements.

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

As of the date hereof, our audit and risks committee was composed of the board members Ms. Ana Paula Vitali Janes Vescovi (who also acts as coordinator of the committee), Mr. Jorge Marques de Toledo Camargo and Mr. José Maurício Pereira Coelho. For more information, see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Committees of the Board of Directors—Audit and Risks Committee.”

Fiscal Council

Under Brazilian corporate Law, the Fiscal Council is a separate corporate body independent of management and independent auditors and it may operate on a permanent or non-permanent basis. According to the Brazilian Corporate Law, a Fiscal Council acting on a non-permanent basis is required to be formed when requested by 10% of voting shareholders in an annual general shareholders’ meeting. However, pursuant to CVM Instruction 324/00, in the case of Ultrapar, holders of 2% of the voting capital are entitled to request the installation of the Fiscal Council. The elected members of the Fiscal Council will remain in place only until the following annual general shareholders’ meeting, in which they may be reelected by our shareholders. The Fiscal Council must meet at least four times per year. Since its establishment, in July 2005, our Fiscal Council has been meeting on a regular basis, and in 2021, they held nine meetings.

Additionally, individuals who are members of our Board of Directors or our Board of Executive Officers or are employees or spouses or relatives of any member of our management are not eligible to serve on the Fiscal Council. To be eligible to serve on our Fiscal Council, a person must be a resident of Brazil and either a hold university degree or have been a Company officer or Fiscal Council member of another Brazilian company for at least three years prior to election to our Fiscal Council. A Fiscal Council, when installed, shall have the duties and obligations provided by the Brazilian Corporate Law, which includes, among others, the examination of the statements of financial position of the Company and other financial statements prepared by a company, at least every three months, and the examination of the company’s accounts and financial statements for the fiscal year and give an opinion on them.

Our Fiscal Council is composed of three effective members and an equal number of alternate members and operates on a non-permanent basis when installed by the general shareholders’ meeting. As of the date hereof, we have a Fiscal Council installed, which is composed of the following members: Flavio César Maia Luz, Geraldo Toffanello and Nilson Martiniano Moreira. For more information, see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Committees of the Board of Directors—Fiscal Council” and “Exhibit 1.1—Bylaws of Ultrapar, dated as of April 13, 2022”.

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

Corporate Governance Guidelines

NYSE rules require that U.S. domestic listed companies adopt and disclose corporate governance guidelines. We have adopted corporate governance guidelines set out by our Board of Directors or required by the Brazilian Corporate Law, the CVM and B3 and which we believe are consistent with best practices, such as the 100% tag along rights to all shareholders, the establishment and disclosure of a code of ethics, and the adoption of the Policy of Disclosure of Material Acts or Facts, which deals with the public disclosure of all relevant information and the trading of shares issued by Ultrapar as per CVM Resolution N. 44, and the adoption of Anti-Corruption and Relationship with the Public and Private Sector Corporate Policy.

Since June 28, 2011, we have been listed on the Novo Mercado segment of B3. According to the rules of Novo Mercado, 20% or at least two members of our Board of Directors, whichever is greater, must be independent while a minimum of 30% is required in our bylaws.

Our bylaws also (i) establish a mandatory tender offer for 100% of the Company’s shareholders in the event a shareholder, or a group of shareholders acting in concert, acquire or become holder of 20% of the Company’s shares, excluding treasury shares, and (ii) create a strategy, an audit and risks and a people committees, as ancillary bodies of the Board of Directors. Our bylaws do not establish any limitation on voting rights, special treatment to current shareholders, public tender offers for a price above that of the acquisition price of shares or any other poison pill provisions, thus assuring the effectiveness of a majority shareholders’ approval on all matters to be deliberated. See “Exhibit 1.1—Bylaws of Ultrapar, dated as of April 13, 2022.”

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

Code of Business Conduct and Ethics

NYSE rules require that U.S. domestic listed companies adopt and disclose a code of business conduct and ethics for directors, officers and employees. In 2004, we established a code of ethics, which was amended on September 17, 2014, on December 17, 2017, and on December 8, 2022. For the complete amended code of ethics please see our Form 6-K filed with the SEC on March 21, 2022. The main objective of this code is (i) to reduce the subjectivity of personal interpretations of ethical principles; and (ii) to be a formal and institutional benchmark for the professional conduct of our employees, including the ethical handling of actual or apparent conflicts of interests, becoming a standard for the internal and external relationship of the Company with its stakeholders. See “Item 16.B. — Code of Ethics.”

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTION THAT PREVENT INSPECTIONS

Not applicable.

PART III
ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this Item.

ITEM 18.	FINANCIAL STATEMENTS.

We file the following consolidated financial statements together with the reports of independent registered public accountants’ firms, as part of this annual report:

ITEM 19.   EXHIBITS

We are filing the following documents as part of this Annual Report Form 20-F:

1.1	Bylaws of Ultrapar, dated as of April 13, 2022 (incorporated by reference to Form 6-K furnished by Ultrapar Participações S.A. filed on April 13, 2022).
2.1	Shareholders’ Agreement dated March 22, 2000 (incorporated by reference to Exhibit 2.1 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).
2.2	Amendment dated as of March 31, 2006 to the Indenture dated as of December 20, 2005 (incorporated by reference to Exhibit 2.3 to Form 20-F of Ultrapar Participações S.A. filed on May 5, 2006).
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

2.5	Rules of the Novo Mercado—English translation (incorporated by reference to Exhibit 2.9 to Form 20-F of Ultrapar Participações S.A. filed on April 6, 2018).
2.6	Shareholders’ Agreement dated May 2, 2018 (incorporated by reference to the report on Form 6-K furnished by Ultrapar Participações S.A. filed on May 2, 2018).
2.7

Ultrapar Participações S.A. 6th Public Offering Indenture of Simple, Non-Convertible into Shares, Single-Series, Unsecured Debentures, for Public Distribution with Restricted Placement Efforts between Ultrapar Participações S.A. and Pentágono S.A. DTVM, dated February 22, 2018 (incorporated by reference to Form 6-K of Ultrapar Participações S.A. filed on February 22, 2018).

2.8

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

2.9

Indenture, dated as of June 6, 2019 among Ultrapar International S.A., as Issuer, Ultrapar Participações S.A. and Ipiranga Produtos de Petróleo, as guarantors, The Bank of New York Mellon, as Trustee, Transfer Agent and Registrar, The Bank of New York Mellon, as Principal Paying Agent and The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg Paying Agent and Luxembourg Transfer Agent (incorporated by reference to Exhibit 2.10 to Form 20-F of Ultrapar Participações S.A. filed on May 4, 2020).

2.10

Amended and Restated Deposit Agreement dated as of March 2, 2018, among Ultrapar Participações S.A., the Bank of New York Mellon as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 1 to Form F-6/A of Ultrapar Participações S.A. filed on February 23, 2018).

2.11	Description of Securities Registered under Section 12 of the Exchange Act.
2.12	Shareholders’ Agreement dated August 18, 2020 (incorporated by reference to the report on Form 6-K furnished by Ultrapar Participações S.A. filed on August 24, 2020).
2.13

First Supplemental Indenture, dated as of July 20, 2020, among Ultrapar International S.A., as Issuer, Ultrapar Participações S.A. and Ipiranga Produtos de Petróleo, as guarantors, The Bank of New York Mellon, as Trustee, Transfer Agent and Registrar, The Bank of New York Mellon, as Principal Paying Agent and The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg Paying Agent and Luxembourg Transfer Agent. (incorporated by reference to Exhibit 2.14 to Form 20-F of Ultrapar Participações S.A. filed on April 29, 2021).

4.1	Form of agreement between Ultragaz and independent dealers (incorporated by reference to Exhibit 10.4 to Form F-1 of Ultrapar Participações S.A. filed on February 2, 2005, as amended).
4.2	Take or pay agreement between Tequimar and CODEBA (incorporated by reference to Exhibit 10.5 to Form F-1 of Ultrapar Participações S.A. filed on February 2, 2005, as amended).
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

180

4.4

Line of Credit Agreements between Banco do Brasil S.A. and Ipiranga Produtos de Petróleo S.A., each dated June 16, 2010—English Summary (incorporated by reference to Exhibit 4.14 to Form 20-F of Ultrapar Participações S.A. filed on June 30, 2010).

4.5

Amendment to the line of Credit Agreements between Banco do Brasil S.A. and Ipiranga Produtos de Petróleo S.A., each dated February 7, 2013—English Summary (incorporated by reference to Exhibit 4.16 to Form 20-F of Ultrapar Participações S.A. filed on April 30, 2013).

4.6

Association and Other Covenants Agreement to effect the merger of shares (incorporação de ações) of Extrafarma with Ultrapar, dated September 30, 2013 — English Summary (incorporated by reference to Exhibit 4.17 to Form 20-F of Ultrapar Participações S.A. filed on April 30, 2014).

4.7

Protocol and Justification of Incorporação de Ações (merger of shares) issued by Imifarma Produtos Farmacêuticos e Cosméticos S.A. by Ultrapar Participações S.A., dated December 17, 2013 (incorporated by reference to the report on Form 6-K furnished by Ultrapar Participações S.A. filed on December 27, 2013, as amended).

4.8

English language summary of the Share Purchase Agreement entered into by and between Ipiranga Produtos de Petróleo S.A. and Empreendimento Pague Menos S.A., and, as consenting intervening parties, Imifarma Produtos Farmacêuticos e Cosméticos S.A. and Ultrapar Participações S.A., dated May 18, 2021.

4.9

Share Purchase Agreement entered into by and between Ultrapar Participações S.A., Tereftálicos Indústria e Participações Ltda. and Indorama Ventures Spain Sociedad Limitada, and, as consenting interveners, Oxiteno S.A. – Indústria e Comércio, Oxiteno USA, LLC, Oxiteno Mexico S.A., de C.V. and Oxtiteno Uruguay S.A., and, as consenting interveners and guarantors, Indorama Ventures Public Company Limited and Indorama Ventures Polímeros S.A., dated August 15, 2021.

8.1	List of subsidiaries of Ultrapar (incorporated by reference to Note 4 to our consolidated financial statements included in this annual report).
11.1	Code of Ethics, amended on March 1, 2018 (incorporated by reference to the report on Form 6-K furnished by Ultrapar Participações S.A. filed on March1, 2018).
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section1350, as adopted pursuant to Section906 of the Sarbanes-Oxley Act of 2002.
15	Letter from KPMG Auditores Independentes Ltda to the SEC, dated May 10, 2022 regarding the change in independent registered public accounting firm
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

There are certain promissory notes and other instruments and agreements with respect to long-term debt of our Company omitted from the exhibits filed with or incorporated by reference into this annual report, none of which authorizes securities in a total amount that exceeds 10% of the total assets of our Company. See “Item 5.B. Operating and Financial Review and Prospect—Liquidity and Capital Resources—Consolidated Debt.” We hereby agree to furnish to the SEC copies of any such omitted promissory notes or other instruments or agreements as the Commission requests.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPAR PARTICIPAÇÕES S.A.

By:	/S/ MARCOS MARINHO LUTZ
Name:	Marcos Marinho Lutz
Title:	Chief Executive Officer

Date: May 10, 2022	By:	/S/ RODRIGO DE ALMEIDA PIZZINATTO
	Name:	Rodrigo de Almeida Pizzinatto
	Title:	Chief Financial and Investor Relations Officer

Ultrapar Participações S.A. Consolidated Financial Statements as of and for the Year Ended December 31, 2021 and Report of Independent Registered Public Accounting Firm

F-1

Ultrapar Participações S.A. and Subsidiaries
Consolidated Financial Statements
As of Year Ended December 31, 2021

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Ultrapar Participações S.A.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Ultrapar Participações S.A. and subsidiaries (the Company) as of December 31, 2021 and 2020, the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for each of the years in the three‑year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2021, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated May 10, 2022 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Evaluation of the recoverability of deferred tax assets

As discussed in note 2.n and note 10.a to the consolidated financial statements, the Company had R$ 571,755 thousand of deferred tax assets as of December 31, 2021 of which R$ 423,410 thousand was related to temporary differences and R$ 148,345 thousand was from carry-forward tax losses. The Company prepares future taxable income projections from business plans of each segment of the Company to support the recognition of deferred tax assets. The projection of future taxable profits involves certain key assumptions that require the Company to make significant judgments, including those relating to growth in gross domestic product (GDP), exchange rate, basic interest rate (SELIC) and DI (local interbank offering rate), inflation rate, commodity price index, among others. Significant judgment was also required to determine the discount rate. The assumptions relating to future cash flows are based on the business plan and budget prepared by the Company and approved by the Board of Directors.

We identified the evaluation of the recoverability of deferred tax assets as a critical audit matter because the determination of the key assumptions and the likelihood of future taxable profits by the Company involved significant complexity, judgment and uncertainty and, therefore, required subjective auditor judgment to assess. In addition, the Company’s evaluation of the recoverability of the deferred tax assets was sensitive to possible changes in the key assumptions and judgments.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s process for projecting future taxable profits, including controls related to the development and approval of the underlying assumptions and the final projections of future taxable profits.To assess the Company’s ability to forecast, we compared the Company’s prior year projections of taxable profits for 2021 to actual taxable profits in 2021. Additionally, we analyzed the Company’s history of realizing its deferred tax assets within the periods previously projected. We performed a sensitivity analysis on the assumptions related to growth in GDP, exchange rate, interest rates, inflation, the commodity price index and the discount rate to assess their impact on the recoverability of the deferred tax assets.

We involved corporate finance professionals with specialized skills and knowledge, who assisted in evaluating the assumptions used by the Company in the projections of future taxable profits by comparing them to internal and external sources, including (i) assessing the Company’s projected growth rate by comparing it for consistency with management’s documented strategy as well as internally-prepared budgets; and (ii) evaluating the Company’s inflation projection by comparing it to market information. We also involved tax professionals with specialized skills and knowledge, who assisted in evaluating  the determination of taxable profits.

KPMG Auditores Independentes Ltda.

We have served as the Company’s auditor since 2017.

São Paulo, SP, Brazil
May 10, 2022

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Ultrapar Participações S.A.:

Opinion on Internal Control Over Financial Reporting

We have audited Ultrapar Participações S.A. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weaknesses, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2021 and 2020, the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements), and our report dated May 10, 2022 expressed an unqualified opinion on those consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment:

  The Company did not design effective management review controls over the calculation of the income tax provision, including (a) appropriate identification of (i) revenue and expenses to be included in the determination of taxable income and (ii) tax and book basis differences to be used in the determination of deferred taxes, and (b) accuracy of the amounts included in the determinations; and
  At certain of its business units, the Company did not have resources that were sufficiently trained and experienced in the application of the requirements of Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission to its financial reporting processes and related internal controls. As a result, the Company did not maintain effective controls over the completeness and accuracy of information used to support the functioning of its internal controls relating to the existence of inventories held at third-party facilities.

The material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2021 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.

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

KPMG Auditores Independentes Ltda.

São Paulo, SP, Brazil
May 10, 2022

Ultrapar Participações S.A. and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2021 and 2020

(In thousands of Brazilian Reais)

	Note	12/31/2021	12/31/2020
Assets
Current assets
Cash and cash equivalents	5.a	2,280,074	2,661,494
Financial investments and hedging instruments	5.b	1,804,122	5,033,258
Trade receivables	6.a	3,375,246	3,318,927
Reseller financing	6.b	582,562	549,129
Inventories	7	3,918,772	3,846,196
Recoverable taxes	8.a	1,061,227	1,044,850
Recoverable income and social contribution taxes	8.b	291,833	366,080
Dividends receivable		147	1,152
Other receivables		56,205	56,955
Prepaid expenses	11	98,024	132,122
Contractual assets with customers – exclusive rights	12	555,052	478,908
		14,023,264	17,489,071
Assets held for sale	3.c.1	11,000,917	-
Total current assets		25,024,181	17,489,071
Non-current assets
Financial investments and hedging instruments	5.b	379,277	977,408
Trade receivables	6.a	63,749	72,195
Reseller financing	6.b	415,472	419,255
Related parties	9.a	490	2,824
Deferred income and social contribution taxes	10.a	571,755	974,711
Recoverable taxes	8.a	1,046,798	1,474,808
Recoverable income and social contribution taxes	8.b	155,358	261,205
Escrow deposits	23.a	871,261	949,796
Indemnification asset – business combination	23.c	120,991	204,439
Other receivables		29,748	20,238
Prepaid expenses	11	71,368	70,507
Contractual assets with customers – exclusive rights	12	1,524,174	1,227,423
Investments
In joint ventures	13.a	71,389	139,100
In associates	13.b	7,176	25,588
Others		28	2,793
		78,593	167,481
Right-of-use assets	14	1,651,295	2,150,286
Property, plant, and equipment	15	5,534,591	8,005,860
Intangible assets	16	1,471,256	1,782,655
Total non-current assets		13,986,176	18,761,091
Total assets		39,010,357	36,250,162

The accompanying notes are an integral part of the consolidated financial statements.

Ultrapar Participações S.A. and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2021 and 2020

(In thousands of Brazilian Reais)

	Note	12/31/2021	12/31/2020
Liabilities
Current liabilities
Loans, financing and hedge derivative financial instruments	17	618,327	2,306,036
Debentures	17.f	2,247,724	949,908
Trade payables	18.a	3,670,895	2,745,019
Trade payables – reverse factoring	18.b	2,119,059	1,295,633
Salaries and related charges	19	330,103	468,630
Taxes payable	20	229,176	286,014
Dividends payable	26.h	202,860	442,133
Income and social contribution taxes payable		196,348	169,317
Post-employment benefits	21.b	21,082	27,077
Provision for asset retirement obligation	22	4,632	4,267
Provision for tax, civil, and labor risks	23.a	119,942	43,660
Leases payable	14	188,832	260,189
Other payables		144,204	224,676
Deferred revenue	24	5,625	18,282
		10,098,809	9,240,841
Liabilities directly associated with assets held for sale	3.c.1	2,541,421	-
Total current liabilities		12,640,230	9,240,841
Non-current liabilities
Loans, financing and hedge derivative financial instruments	17	8,672,547	8,526,064
Debentures	17.f	4,839,045	5,594,208
Related parties	9.a	3,534	3,711
Deferred income and social contribution taxes	10.a	282	12,732
Post-employment benefits	21.b	194,637	257,647
Provision for asset retirement obligation	22	52,079	49,168
Provision for tax, civil, and labor risks	23.a; 23.c	812,243	854,385
Leases payable	14	1,159,479	1,573,099
Subscription warrants – indemnification	25	51,296	86,439
Provision for liabilities of joint ventures	13.a	-	2,096
Other payables		115,745	139,507
Total non-current liabilities		15,900,887	17,099,056
Equity
Share capital	26.a; 26.f	5,171,752	5,171,752
Equity instrument granted	26.b	34,043	22,404
Capital reserve	26.d	596,481	594,049
Treasury shares	26.c	(488,425)	(489,068)
Revaluation reserve on subsidiaries	26.e	4,154	4,337
Profit reserves	26.f	4,866,409	4,408,275
Other comprehensive income	26.g.1; 26.g.2	(117,493)	(233,394)
Additional dividends to the minimum mandatory dividends	26.h	-	55,391
Equity attributable to:
Shareholders of the Company		10,066,921	9,533,746
Non-controlling interests in subsidiaries		402,319	376,519
Total equity		10,469,240	9,910,265
Total liabilities and equity		39,010,357	36,250,162

The accompanying notes are an integral part of the consolidated financial statements.

Ultrapar Participações S.A. and Subsidiaries

Consolidated Statements of Profit or Loss

For the years ended December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais, except earnings per thousand share)

	Note	2021	2020	2019
Continuing operations			Re-presented	Re-presented
Net revenue from sales and services		109,732,842	74,058,056	83,004,729
Cost of products and services sold	28	(104,827,966)	(70,056,447)	(78,208,786)
Gross profit		4,904,876	4,001,609	4,795,943
Operating income (expenses)
Selling and marketing	27	(1,934,789)	(1,595,871)	(1,631,760)
Reversion (loss) allowance for expected credit losses		3,123	(15,281)	(35,225)
General and administrative	27	(1,466,551)	(993,986)	(1,219,450)
Gain (loss) on disposal of property, plant and equipment and intangibles	28	184,189	85,455	1,700
Other operating income	29	445,836	321,385	356,235
Other operating expenses	29	(349,670)	(257,351)	(216,206)
Operating income (loss) before finance income (expenses) and share of profit (loss) of joint ventures and associates		1,787,014	1,545,960	2,051,237
Share of profit (loss) of joint ventures and associates	13	(17,634)	(44,031)	(12,709)
Operating income before finance income (expenses) and income and social contribution taxes		1,769,380	1,501,929	2,038,528
Finance income	30	460,154	357,666	344,282
Finance expenses	30	(1,222,886)	(908,014)	(1,017,633)
Financial result, net	30	(762,732)	(550,348)	(673,351)
Profit before income and social contribution taxes		1,006,648	951,581	1,365,177
Income and social contribution taxes
Current	10.b; 10.c	(430,280)	(538,761)	(467,343)
Deferred	10.b	242,246	234,244	(2,633)
		(188,034)	(304,517)	(469,976)
Profit from continuing operations		818,614	647,064	895,201
Discontinued operations
Profit (loss) from discontinued operations	3.c.2	65,264	280,633	(492,257)
Profit for the year		883,878	927,697	402,944
Income attributable to:
Shareholders of the Ultrapar		850,463	893,383	373,526
Non-controlling interests in subsidiaries		33,415	34,314	29,418
Earnings per share from continuing operations (based on weighted average number of shares outstanding) – R$
Basic	31	0.7200	0.5625	0.7969
Diluted	31	0.7158	0.5592	0.7922
Earnings per share from discontinued operations (based on weighted average number of shares outstanding) – R$
Basic	31	0.0598	0.2576	(0.4531)
Diluted	31	0.0595	0.2561	(0.4504)
Total earnings per share (based on weighted average number of shares outstanding) – R$
Basic	31	0.7799	0.8201	0.3438
Diluted	31	0.7753	0.8152	0.3418

The accompanying notes are an integral part of the consolidated financial statements.

Ultrapar Participações S.A. and Subsidiaries

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais)

	Note	2021	2020	2019
Net income for the year		883,878	927,697	402,944
Items that will be subsequently reclassified to profit or loss:
Fair value adjustments of financial instruments of subsidiaries, net of taxes	26.g.1	7,175	(313,271)	(51,319)
Fair value adjustments of financial instruments of joint ventures, net of taxes	26.g.1	99	190	(978)
Cumulative translation adjustments and hedge of net investments in foreign operations, net of taxes	26.g.2	73,049	129,169	36,570
Items that will not be subsequently reclassified to profit or loss:
Actuarial gain (losses) of post-employment benefits of subsidiaries, net of taxes	26.g.1	40,887	(17,762)	(29,996)
Actuarial gain of post-employment benefits of joint ventures, net of taxes	26.g.1	5,723	875	(6,791)
Total comprehensive income for the year		1,010,811	726,898	350,430
Total comprehensive income for the year attributable to shareholders of the Ultrapar		966,364	703,879	327,768
Total comprehensive income for the year attributable to non-controlling interest in subsidiaries		44,447	23,019	22,662

The accompanying notes are an integral part of the consolidated financial statements.

Ultrapar Participações S.A. and Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais, except dividends per share)

							Profit reserve						Equity attributable to:
	Note	Share capital	Equity instrument granted	Capital reserve	Treasury shares	Revaluation reserve on subsidiaries	Legal reserve	Investments statutory reserve	Other reserves	Cumulative translation adjustments	Retained earnings	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non-controlling interests in subsidiaries	Consolidated equity
Balance as of December 31, 2020		5,171,752	22,404	594,049	(489,068)	4,337	750,010	3,658,265	(464,990)	231,596	-	55,391	9,533,746	376,519	9,910,265
Net income for the year		-	-	-	-	-	-	-	-	-	850,463	-	850,463	33,415	883,878
Other comprehensive income:
Fair value adjustments of available for financial instruments, net of income taxes:	26.g.1	-	-	-	-	-	-	-	7,304	-	-	-	7,304	(30)	7,274
Actuarial gain of post-employment benefits, net of income taxes	26.g.1	-	-	-	-	-	-	-	35,548	-	-	-	35,548	11,062	46,610
Currency translation of foreign subsidiaries and the effect of net investments hedge, net of income taxes	26.g.2	-	-	-	-	-	-	-	-	73,049	-	-	73,049	-	73,049
Total comprehensive income for the year		-	-	-	-	-	-	-	42,852	73,049	850,463	-	966,364	44,447	1,010,811
Issuance of shares related to the subscription warrants - indemnification - Extrafarma acquisition	26.d	-	-	1,819	-	-	-	-	-	-	-	-	1,819	-	1,819
Equity instrument granted	26.b	-	8,008	613	643	-	-	-	-	-	-	-	9,264	-	9,264
Equity instrument granted of subsidiaries	26.b	-	3,631	-	-	-	-	-	-	-	-	-	3,631	-	3,631
Realization of revaluation reserve of subsidiaries	26.e	-	-	-	-	(183)	-	-	-	-	183	-	-	-	-
Unclaimed dividends forfeited		-	-	-	-	-	-	-	-	-	10,487	-	10,487	1,329	11,816
Transfer to statutory reserve		-	-	-	-	-	-	11,641	-	-	(11,641)	-	-	-	-
Dividends attributable to non-controlling interests		-	-	-	-	-	-	-	-	-	-	-	971	(19,976)	(19,005)
Approval of additional dividends by the Shareholders’ Meeting	26.h	-	-	-	-	-	-	-	-	-	-	(55,391)	(55,391)	-	(55,391)
Allocation of net income:
Legal reserve	26.f; 26.h	-	-	-	-	-	42,523	-	-	-	(42,523)	-	-	-	-
Investments statutory reserve	26.f; 26.h	-	-	-	-	-	-	403,970	-	-	(403,970)	-	-	-	-
Proposed dividends (R$ 0.17 per share)	26.h	-	-	-	-	-	-	-	-	-	(185,896)	-	(185,896)	-	(185,896)
Intermediary dividends (R$ 0.20 per share)	26.h	-	-	-	-	-	-	-	-	-	(218,074)	-	(218,074)	-	(218,074)
Balance as of December 31, 2021		5,171,752	34,043	596,481	(488,425)	4,154	792,533	4,073,876	(422,138)	304,645	-	-	10,066,921	402,319	10,469,240

The accompanying notes are an integral part of the consolidated financial statements.

Ultrapar Participações S.A. and Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais, except dividends per share)

							Profit reserve						Equity attributable to:
	Note	Share capital	Equity instrument granted	Capital reserve	Treasury shares	Revaluation reserve on subsidiaries	Legal reserve	Investments statutory reserve	Other reserves	Cumulative translation adjustments	Retained earnings	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non-controlling interests in subsidiaries	Consolidated equity
Balance as of December 31, 2019		5,171,752	11,970	542,400	(485,383)	4,522	705,341	3,290,073	(146,317)	102,427	-	261,470	9,458,255	376,920	9,835,175
Net income for the year		-	-	-	-	-	-	-	-	-	893,383	-	893,383	34,314	927,697
Other comprehensive income:
Fair value adjustments of available for financial instruments, net of income taxes	26.g.1	-	-	-	-	-	-	-	(313,081)	-	-	-	(313,081)	-	(313,081)
Actuarial losses of post-employment benefits, net of income taxes	26.g.1	-	-	-	-	-	-	-	(5,592)	-	-	-	(5,592)	(11,295)	(16,887)
Currency translation of foreign subsidiaries, including the effect of net investments hedge	26.g.2	-	-	-	-	-	-	-	-	129,169	-	-	129,169	-	129,169
Total comprehensive income for the year		-	-	-	-	-	-	-	(318,673)	129,169	893,383	-	703,879	23,019	726,898
Issuance of shares related to the subscription warrants - indemnification - Extrafarma acquisition	26.d	-	-	54,763	-	-	-	-	-	-	-	-	54,763	-	54,763
Stock plan	9.c	-	-	(3,114)	(3,685)	-	-	-	-	-	-	-	(6,799)	-	(6,799)
Equity instrument granted	26.b	-	4,526	-	-	-	-	-	-	-	-	-	4,526	-	4,526
Equity instrument granted of subsidiaries	26.b	-	5,908	-	-	-	-	-	-	-	-	-	5,908	-	5,908
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	26.e	-	-	-	-	(185)	-	-	-	-	185	-	-	-	-
Transfer to statutory reserve		-	-	-	-	-	-	(774)	-	-	774	-	-	-	-
Shareholder transaction – changes of investments		-	-	-	-	-	-	-	-	-	42	-	42	(42)	-
Dividends attributable to non-controlling interests		-	-	-	-	-	-	-	-	-	-	-	(1,001)	(23,378)	(24,379)
Approval of additional dividends by the Shareholders’ Meeting	26.h	-	-	-	-	-	-	-	-	-	-	(261,470)	(261,470)	-	(261,470)
Allocation of net income:
Legal reserve	26.f; 26.h	-	-	-	-	-	44,669	-	-	-	(44,669)	-	-	-	-
Investments statutory reserve	26.f; 26.h	-	-	-	-	-	-	368,966	-	-	(368,966)	-	-	-	-
Proposed dividends (R$ 0.44 per share)	26.h	-	-	-	-	-	-	-	-	-	(479,748)	55,391	(424,357)	-	(424,357)
Balance as of December 31, 2020		5,171,752	22,404	594,049	(489,068)	4,337	750,010	3,658,265	(464,990)	231,596	-	55,391	9,533,746	376,519	9,910,265

The accompanying notes are an integral part of the consolidated financial statements.

Ultrapar Participações S.A. and Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais, except dividends per share)

							Profit reserve						Equity attributable to:
	Note	Share capital	Equity instrument granted	Capital reserve	Treasury shares	Revaluation reserve on subsidiaries	Legal reserve	Investments statutory reserve	Other reserves	Cumulative translation adjustments	Retained earnings	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non-controlling interests in subsidiaries	Consolidated equity
Balance as of December 31, 2018		5,171,752	4,309	542,400	(485,383)	4,712	686,665	3,412,427	(63,989)	65,857	-	109,355	9,448,105	351,924	9,800,029
Net income for the year		-	-	-	-	-	-	-	-	-	373,526	-	373,526	29,418	402,944
Other comprehensive income:
Fair value adjustments of available for financial instruments, net of income taxes:									(52,318)				(52,318)	21	(52,297)
Actuarial losses of post-employment benefits, net of income taxes	25.g.1	-	-	-	-	-	-	-	(30,010)	-	-	-	(30,010)	(6,777)	(36,787)
Currency translation of foreign subsidiaries, including the effect of net investments hedge	25.g.2	-	-	-	-	-	-	-	-	36,570	-	-	36,570	-	36,570
Total comprehensive income for the year		-	-	-	-	-	-	-	(82,328)	36,570	373,526	-	327,768	22,662	350,430
Equity instrument granted os subsidiaries	25.b	-	7,661	-	-	-	-	-	-	-	-	-	7,661	-	7,661
Shareholder transaction - gain in reimbursement of shares pref. B from Oxiteno Nordeste		-	-	-	-	-	-	-	-	-	1,489	-	1,489	(1,489)	-
Realization of revaluation reserve of subsidiaries	25.e	-	-	-	-	(190)	-	-	-	-	190	-	-	-	-
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	25.e	-	-	-	-	-	-	-	-	-	(31)	-	(31)	-	(31)
Transfer to statutory reserve		-	-	-	-	-	-	1,648	-	-	(1,648)	-	-	-	-
Dividends attributable to non-controlling interests		-	-	-	-	-	-	-	-	-	-	-	-	(993)	(993)
Redemption of non-controlling shares of Oxiteno Nordeste		-	-	-	-	-	-	-	-	-	-	-	-	(2,180)	(2,180)
Capital increase from Iconic non-controlling shareholders		-	-	-	-	-	-	-	-	-	-	-	-	6,996	6,996
Approval of additional dividends by the Shareholders’ Meeting	25.h	-	-	-	-	-	-	-	-	-	-	(109,355)	(109,355)	-	(109,355)
Allocation of net income:		-	-	-	-	-	-	-	-	-	-	-	-	-	-
Legal reserve	25.f; 25.h	-	-	-	-	-	18,676	-	-	-	(18,676)	-	-	-	-
Interim dividends (R$ 0.20 per share of the Company)	25.h	-	-	-	-	-	-	-	-	-	(217,382)	-	(217,382)	-	(217,382)
Proposed dividends (R$ 0.24 per share of the Company)	25.h	-	-	-	-	-	-	(124,002)	-	-	(137,468)	261,470	-	-	-
Balance as of December 31, 2019		5,171,752	11,970	542,400	(485,383)	4,522	705,341	3,290,073	(146,317)	102,427	-	261,470	9,458,255	376,920	9,835,175

The accompanying notes are an integral part of the consolidated financial statements.

Ultrapar Participações S.A. and Subsidiaries

Consolidated Statements of Cash Flows – Indirect Method

For the years ended December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais)

	Note	2021	2020	2019
			Re-presented	Re-presented
Cash flows from operating activities
Profit from continuing operations		818,614	647,064	895,201
Adjustments to reconcile net income to cash provided by operating activities from continuing operations
Share of loss (profit) of joint ventures and associates	13	17,634	44,031	12,708
Amortization of contractual assets with customers – exclusive rights	12	282,521	289,436	355,250
Amortization of right-of-use assets	14.a	260,716	242,670	216,609
Depreciation and amortization	15; 16	653,118	595,531	551,768
PIS and COFINS credits on depreciation	15; 16	7,081	6,062	4,891
Interest and foreign exchange rate variations		1,133,882	533,926	1,043,899
Deferred income and social contribution taxes	10.b	(242,246)	(234,244)	2,633
Current income and social contribution taxes	10.b	430,280	538,761	467,345
Loss on disposal of property, plant, and equipment and intangibles	29	(184,189)	(85,455)	(1,700)
Reversion (loss) allowance for expected credit losses	6	(3,123)	15,281	34,981
Provision for losses in inventories	7	(826)	1,338	(115)
Provision for post-employment benefits	21.b	(2,393)	(15,867)	14,749
Equity instrument granted		9,364	8,793	6,222
Provision of decarbonization – CBIO	30	161,281	124,287	-
Provision for tax, civil, and labor risks	23.a	93,328	21,582	31,595
Other provisions and adjustments		2,332	(1,912)	5,829
		3,437,374	2,731,284	3,641,865
(Increase) decrease in current assets
Trade receivables and reseller financing	6	(968,787)	481,984	240,474
Inventories	7	(1,626,670)	108,136	(486,534)
Recoverable taxes	8	(672,607)	(115,316)	(633,069)
Dividends received from joint ventures		1,005	4,836	4,108
Other receivables		(24,360)	(18,922)	24,335
Prepaid expenses	11	(61,573)	(70,503)	(13,368)
Increase (decrease) in current liabilities
Trade payables	18	2,425,821	798,180	77,131
Salaries and related charges	19	63,066	15,644	9,872
Taxes payable	20	11,733	22,925	(10,291)
Post-employment benefits	21.b	(2,814)	1,273	(15,355)
Other payables		(36,357)	(16,663)	61,966
Deferred revenue	24	(10,614)	(9,814)	769
(Increase) decrease in non-current assets
Trade receivables and reseller financing	6	12,008	(73,035)	11,333
Recoverable taxes	8	(153,526)	(667,894)	(28,182)
Escrow deposits	23	(43,324)	(26,492)	(35,064)
Other receivables		73,903	(27,738)	(801)
Prepaid expenses	11	35,962	6,683	8,573
Increase (decrease) in non-current liabilities
Post-employment benefits	21.b	11,907	8,700	(18,632)
Provision for tax, civil, and labor risks	23.a	(28)	(104)	-
Other payables		(17,193)	(34,721)	9,637
Deferred revenue	24	-	-	(11,850)
Acquisition of CBIO	16	(176,837)	(125,345)	-
Payments of contractual assets with customers – exclusive rights	12	(420,261)	(356,045)	(330,068)
Payments of contingencies	23.a	(24,351)	(39,256)	(22,966)
Income and social contribution taxes paid		(230,036)	(333,784)	(111,499)
Net cash provided by operating activities from continuing operations		1,603,441	2,264,013	2,372,384
Net cash provided by operating activities from discontinued operations		982,519	874,106	552,468
Net cash provided by operating activities		2,585,960	3,138,119	2,924,852

Ultrapar Participações S.A. and Subsidiaries

Consolidated Statements of Cash Flows – Indirect Method

For the years ended December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais)

		2021	2020	2019
Cash flows from investing activities			Re-presented	Re-presented
Financial investments, net of redemptions	5.b	1,863,053	(869,748)	102,911
Acquisition of property, plant, and equipment	15	(1,028,419)	(750,618)	(720,779)
Acquisition of intangible assets	16	(237,488)	(154,534)	(111,251)
Revenue on disposal of investments		159,657	-	-
Capital increase in joint ventures	13.a	(25,700)	(28,840)	(79,124)
Capital decrease in associates	13.b	1,500	-	-
Initial direct costs of right-of-use assets	14	(14,905)	-	(68,007)
Related parties	9.a	2,334	-	-
Proceeds from disposal of property, plant, and equipment and intangibles	28	162,837	154,725	36,912
Net cash provided by (used in) investing activities from continuing operations		882,869	(1,649,015)	(839,338)
Net cash provided by (used in) investing activities from discontinued operations		(158,733)	(487,390)	(995,923)
Net cash provided by (used in) investing activities		724,136	(2,136,405)	(1,835,261)
Cash flows from financing activities
Loans and debentures
Proceeds	17	1,383,611	3,387,161	2,009,221
Repayments	17	(2,426,222)	(1,815,130)	(2,460,941)
Interest paid	17	(733,791)	(701,458)	(1,416,977)
Payments of lease
Principal	14	(304,975)	(250,202)	(210,147)
Interest paid	14	(15,267)	(5,705)	(11,892)
Dividends paid	26.h	(705,753)	(284,767)	(596,436)
Capital increase from non-controlling shareholders		-	-	6,996
Related parties	9.a	(177)	(2,548)	(146)
Net cash provided by (used in) in financing activities from continuing operations		(2,802,574)	327,351	(2,680,322)
Net cash provided by (used in) in financing activities from discontinued operations		(552,967)	(919,684)	(241,907)
Net cash provided by (used in) in financing activities		(3,355,541)	(592,333)	(2,922,229)
Effect of exchange rate changes on cash and cash equivalents in foreign currency - continuing operations		(4,547)	21,912	(21,805)
Effect of exchange rate changes on cash and cash equivalents in foreign currency - discontinued operations		56,553	114,822	30,871
Increase (decrease) in cash and cash equivalents		6,561	546,115	(1,823,572)
Cash and cash equivalents at the beginning of the year	5.a	2,661,494	2,115,379	3,938,951
Cash and cash equivalents at the end of the year	5.a	2,668,055	2,661,494	2,115,379
Cash and cash equivalents at the end of the year - continuing operations		2,280,074	-	-
Cash and cash equivalents at the end of the year - discontinued operations		387,981	-	-
Transactions without cash effect:
Addition on right-of-use assets and leases payable	14.a	227,977	420,070	311,106
Addition on contractual assets with customers – exclusive rights	12	269,725	193,040	-
Reversion fund – private pension	11; 21.a	2,656	33,843	-
Issuance of shares related to the subscription warrants – indemnification – Extrafarma acquisition	26.d	1,819	54,763	-

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

The Company engages in the investment of its own capital in services, commercial, and industrial activities, through the subscription or acquisition of shares of other companies. Through its subsidiaries, it operates in the segments of liquefied petroleum gas – LPG distribution (“Ultragaz”), fuel distribution and related businesses (“Ipiranga”), storage services for liquid bulk (“Ultracargo”) and digital payments segment (“Abastece aí”). The information about segments are disclosed in Note 32. The activities related to the production and marketing of chemical products (“Oxiteno”) and retail distribution of pharmaceutical, hygiene, beauty, and skincare products (“Extrafarma”) are presented as discontinued operations (see Note 3).

a. Clarifications on the impacts of COVID-19

The World Health Organization (“WHO”) declared a coronavirus pandemic (COVID-19) on March 11, 2020. To contain a spread of the virus in Brazil, the Ministry of Health (“MH”) and the state and municipal governments announced several actions to reduce the agglomeration and movement of people, including the closing of commerce, parks and common areas. In this context, the Company created a Crisis Committee to keep up with it and monitor the main risks and adopt preventive and emergency measures to reduce the pandemic effects.

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

Remains uncertain to what extent the financial information, after December 31, 2021, may be affected by the commercial, operational and financial impacts of the pandemic, because it will depend on its duration and the impacts on economic activities, as well as government, business in response to the crisis. In this context, some financial risk assessments, projections and impairment tests, in connection with the preparation of these financial statements, may be impacted by the pandemic, and may adversely affect the financial position of the Company and its subsidiaries.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Operational impacts

The implemented measures of social isolation, restrictions on the movement of people and to the operation of certain businesses due to COVID-19 pandemic affected economic activity in Brazil in the last two years, however, with the advance of vaccination the negative impacts have been reduced in the last months. No significant effects were observed on the operations of the Company and its subsidiaries in the year of 2021.

Main risks and associated measures

Credit risk - The actions taken by the Company and its subsidiaries throughout 2020 and 2021 softened the impacts of the pandemic on the financial condition and its customers and, consequently, mitigated its potential effects on default rates, that are at lower level than in 2020. The effects of loss allowance for expected credit losses of year ended December 31, 2021 are disclosed in Notes 6 and 33.d.

Risk of realization of deferred tax assets - the Company and its subsidiaries annually prepare technical assumption study of the constitution and realization of credits related to deferred tax assets, considering the current projections and tax planning strategies approved by the Board of Directors and did not identify the need for write-offs for the year ended on December 31, 2021.

Risks in financial instruments - the increase in volatility in financial markets may impact financial results according to sensitivity analyzes presented in Note 33.

Liquidity risk – The Company and its subsidiaries presented movements in their net debt position consistent with the results and the seasonality of their businesses.

The management of the Company and its subsidiaries continue maintaining discipline in control of costs and expenses to preserve cash in all business and selectivity in the allocation of capital without compromising sustainable business growth.

b. Clarifications on the cyber incident

The Company experienced on January 11, 2021 a  ransomware attack in its information technology environment.

As a precautionary measure, the Company interrupted its systems, affecting for a short period of time the operations of its subsidiaries. Immediately, all security and control measures were adopted to remedy the situation and as of January 14, 2021 the operational systems of the Company and its subsidiaries began to be gradually restored, according with the priority and relevance of each affected process. Since January 25, 2021 all the critical information systems of the Company and its subsidiaries are in full operation.

The Company had a specific insurance policy for cyber incidents, which has already been triggered, being the assessment of such claim is in progress. For further information see Note 35.b.

c. Approval of the Oxiteno S.A. share purchase and sale agreement by CADE

On August 16, 2021, the Company announced the signing of a share purchase agreement for the sale of all shares of Oxiteno S.A. – Indústria e Comércio (“Oxiteno S.A.”) to Indorama Ventures PLC (“Indorama”). On March 7, 2022, CADE approved the transaction without restrictions. On April 1, 2022, the transaction closed. The initial payment of  US$1,150 million (equivalent to R$ 5,449.6 million) (1), adjusted by the variations in working capital and net debt position of US$ 176 million (equivalent to R$ 834,0 million) (1), resulted in the total initial payment of US$ 1,326 (equivalent to R$ 6,283.6 million) (1), which was settled on April 1, 2022. This amount is still subject to final working capital and net debt adjustments. The final payment of US$150 million (equivalent to R$ 710.8 million) (1), will be settled in April 2024. Oxiteno S.A.was controlled by the Company, which held a 100% interest in the Company.

(1) As of the closing date of the transaction, the amount converted into Reais using the exchange rate of US$ 1.00 to R$ 4.74, which implies a closing value of R$ 6,283.6 million for the initial payment.

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

The Company and its subsidiaries applied the accounting policies described below in a consistent manner for all years presented in these financial statements.

The Company classified the transactions related to the purchase and sale agreements of Oxiteno and Extrafarma as current assets held for sale and discontinued operations. The comparative information of the income and cash flow statements for the year ended December 31, 2020 and 2019 were re-presented for the purposes of applying IFRS 5 for consistency of presentation for all years presented as shown in Note 3.c.3.

a. Recognition of revenue

Revenue of sales and services rendered is measured at the value of the consideration that the Company's subsidiaries expect to be entitled to, net of sales returns, discounts, amortization of contractual assets with customers and other deductions, if applicable, being recognized as the entity fulfills its performance obligation and freight mode of delivery. At Ipiranga, the revenue from sales of fuels and lubricants is recognized when the products are delivered to gas stations and to large consumers. At Ultragaz, revenue from sales of LPG is recognized when the products are delivered to customers at home, to independent dealers and to industrial and commercial customers. At Extrafarma, the revenue from sales of pharmaceuticals is recognized when the products are delivered to end user customers in own drugstores and when the products are delivered to independent resellers. At Oxiteno, the revenue from sales of chemical products is recognized when the products are delivered to industrial customers. At Ultracargo, the revenue provided from storage services is recognized as services are performed. At Abastece aí, the revenue provided from storage services of digital payments is recognized as services are performed. The breakdowns of revenues from sales and services are shown in Notes 32.

Amortization of contractual assets with customers for the exclusive rights in Ipiranga’s reseller service stations and the bonuses paid in performance obligation sales are recognized in the income statement as a deduction of the revenue from sale according to the conditions established per terms of underlying agreements (see Notes 2.f and 12).

The am/pm franchising upfront fee is recognized in profit or loss as the entity fulfills each performance obligation throughout the term of the agreements with the franchisees. For more information, see Note 24.a.

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

Exchange variations and the results of derivative finance instruments are presented net in the statement of profit and loss on finance expenses.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b. Cash and cash equivalents

Includes cash, banks deposits, and short-term up to 90 days of maturity from acquisition date, highly liquid investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value. For more information on cash and cash equivalents, see Note 5.a.

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

  Measured at fair value through other comprehensive income: financial assets that are acquired or originated for the purpose of collecting contractual cash flows or selling financial assets. The balances are stated at fair value, and the interest earned, and the foreign currency exchange variation are recognized in profit or loss. Differences between fair value and initial amount of financial investments plus the interest earned are recognized in equity in other comprehensive income in the “Other reserves”. Accumulated gains and losses recognized in equity are reclassified to profit or loss at the time of their settlement. Substantially the financial investments in Bank Certificates of Deposit (“CDB”) and repurchase agreements are classified as measured at fair value through other comprehensive income.

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

The Company and its subsidiaries use financial instruments for hedging purposes, applying the concepts described below:

  Hedge accounting – fair value hedge: financial instruments used to hedge exposure to changes in the fair value of an item, attributable to a particular risk, which can affect the entity’s statements of profit or loss. In the initial designation of the fair value hedge, the relationship between the hedging instrument and the hedged item is documented, including the objectives of risk management, the strategy in conducting the transaction, and the methods to be used to evaluate its effectiveness. Once the fair value hedge has been qualified as effective, the hedge item is also measured at fair value. Gains and losses from hedge instruments and hedge items are recognized the statements of profit or loss. The hedge accounting must be discontinued when the hedge becomes ineffective.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

  Hedge accounting – cash flow hedge: financial instruments used to hedge the exposure to variability in cash flows that is attributable to a risk associated with an asset or liability or highly probable transaction or firm commitment that may affect the statements of profit or loss. The portion of the gain or loss on the hedging instrument that is determined to be effective relating to the effects of exchange rate effect, is recognized directly in equity in accumulated other comprehensive income as “Other reserves” while the ineffective portion is recognized in the statements of profit or loss. Gains or losses on the hedging instrument relating to the effective portion of this hedge that had been recognized directly in accumulated other comprehensive income shall be recognized in the statements of profit or loss in the period in which the hedged item is recognized in profit or loss or as initial cost of non-financial assets, in the same line of the statement that the hedged item is recognized. The hedge accounting shall be discontinued when (i) the hedging relationship is canceled; (ii) the hedging instrument expires or (iii) the hedging instrument no longer qualifies for hedge accounting. When hedge accounting is discontinued, gains and losses recognized in equity in other comprehensive income are reclassified to the statements of profit or loss in the period which the hedged item is recognized in profit or loss. If the transaction hedged is canceled or is not expected to occur, the cumulative gains and losses in equity in other comprehensive income shall be recognized immediately in profit or loss.

  Hedge accounting – hedge of net investments in foreign operation: financial instruments used to hedge exposure on net investments in foreign subsidiaries due to the fact that the local functional currency is different from the functional currency of the Company. The portion of the gain or loss on the hedging instrument that is determined to be effective, referring to the exchange rate effect, is recognized directly in equity in accumulated other comprehensive income as cumulative translation adjustments, while the ineffective portion and the operating costs are recognized the statements of profit or loss. The gain or loss on the hedging instrument that has been recognized directly in accumulated other comprehensive income shall be recognized in the statements of profit or loss when the disposal of the foreign subsidiary occurs.

For more information on financial instruments, see Note 33.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

d. Trade receivables and reseller financing

Trade receivables are recognized at the amount invoiced to the counterparty that the Company and subsidiaries are entitled (see Notes 6.a and 33.d.3). The loss allowance for expected credit losses consider the expected losses for the next 12 months take into account the deterioration or improvement of the customers’ credit quality, considering the customers’ characteristics in each business segment. The amount of the expected credit losses is deemed by management to be sufficient to cover any loss on realization of trade receivables.

Reseller financing is provided at subsidized rate for renovation and upgrading of service stations, purchase of products and development of the automotive fuels and lubricants distribution market (see Notes 6.b and 33.d.3). The terms of reseller financing range between 12 and 60 months, with an average term of 40 months. The minimum and maximum subsidized interest rates are 0% per month and 1% per month respectively. These financing are remeasured at a market rate for working capital loans and the remeasurement adjustment between the market rate and the rate subsidized is recognized as a reduction to the reseller’s revenue at the beginning of the contract. Throughout the contract, the interest appropriated by the market rate is recognized to the financial result.

e. Inventories

Inventories are stated at the lower of acquisition cost or net realizable value (see Note 7). The cost value of inventory is measured using the weighted average cost and includes the costs of acquisition and processing directly and indirectly related to the units produced based on the normal capacity of production. Estimates of net realizable value are based on the average selling prices at the end of the reporting period, net of applicable direct selling expenses. Subsequent events related to the fluctuation of prices and costs are also considered, if relevant. If net realizable values are below inventory costs, a provision corresponding to this difference is recognized. Provisions are also made for obsolescence of products, materials, or supplies that (i) do not meet its subsidiaries’ specifications, (ii) have exceeded their expiration date, or (iii) are considered slow-moving inventory. This classification is made by management with the support of its industrial and operations teams.

f. Contractual assets with customers – exclusive rights

Exclusive rights disbursements as provided in Ipiranga’s agreements with reseller service stations and major consumers are recognized as contractual assets when paid and amortized according to the conditions established in the agreements (see Note 2.a and 12).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

g. Assets and liabilities held for sale and discontinued operations

Non-current assets and related liabilities are classified as held for sale if it is highly probable that their book value will be recovered, primarily, through a sale transaction rather than continued use. The classification criteria are met only when the sale is highly probable, the asset or group of assets is held for immediate sale in its current condition and the sale is expected to occur within 12 months after classification as held for sale.

A line of business or subsidiary is classified a discontinued operation when the sale occurs of a component of the company that represents an important separate line of business or when the operation meets the criteria to be classified as held for sale. Reclassification occurred in 2021, and once classified as discontinued operations the results and cash flows are presented separately based on the classification of the respective assets and liabilities held for sale.

Assets and liabilities held for sale and discontinued operations are measured at the lower of the book value and fair value, net of selling expenses, and presented separately in the statements of financial position.

h. Investments

Investments in associates and joint ventures are accounted for under the equity method of accounting in the financial statements (see Note 13 items a and b). An associate is an investment, in which an investor has significant influence, that is, has the power to participate in the financial and operating decisions of the investee but does not exercise control. A joint venture is an investment in which the shareholders have the right to net assets on behalf of a joint control. Joint control is the agreement, which establish that decisions about the relevant activities of the investee require the consent from the parties that share control.

Other investments are stated at acquisition cost less provision for losses, unless the loss is considered temporary.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

i. Right-of-use assets and leases payable

The Company and its subsidiaries recognized in the financial position, right-of-use assets and the respective lease liabilities initially measured at the present value of future lease payments, considering the related contract costs (see Note 14). The amortization expenses of right-of-use assets is recognized in statement of profit or loss over the lease contract term. When the right-of-use asset is used in the construction of the property, plant, and equipment (“PP&E”), its amortization is capitalized until the asset under construction is completed. The liability is increased for interest and decreased by lease payments made. The interests are recognized in the statement of profit or loss using the effective interest rate method. The remeasurement of assets and liabilities based on the contractual index is recognized in the financial position, not having an effect in the result. In case of cancellation of the contract, the assets and respective liabilities are written off to the result, considering, if it is the case, any penalties provided in contractual clauses. The Company and its subsidiaries have no intention in purchasing the underlying asset. The Company and its subsidiaries periodically review the existence of an indication that the right-of-use assets may be impaired (see Note 2.v).

Right-of-use assets include amounts related to area port leases grants (see Note 34.c).

The Company and its subsidiaries apply the recognition exemptions to short-term leases of 12 months or less and lease contracts of low amount assets. In these cases, the recognition of the lease expense in the statements of profit or loss is on a straight-line basis.

j. Property, plant, and equipment

PP&E is recognized at acquisition or construction cost, including capitalization of right-of-use assets and financial charges incurred on PP&E under construction, as well as qualifying maintenance costs resulting from scheduled plant outages and estimated costs to remove, to decommission, or to restore assets (see Notes 2.o and 22), less accumulated depreciation and, when applicable, less provision for losses (see Note 15).

Depreciation is calculated using the straight-line method, over the periods mentioned in Note 15, taking into account the estimated useful lives of the assets, which are reviewed annually.

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

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

k. Intangible assets

Intangible assets include assets acquired by the Company and its subsidiaries from third parties, and are recognized according to the criteria below:

  Goodwill is shown as intangible assets corresponding to the positive difference between the amount paid or payable to the seller and the fair value of the identifiable assets and liabilities assumed of the acquired entity. Goodwill is tested annually for impairment. Goodwill is allocated to the business segments, which represent the lowest level that goodwill is monitored for impairment testing purposes (see Note 16.a).

  Other intangible assets acquired from third parties, such as software, technology, and commercial property rights, are measured at the total acquisition cost and amortized using straight-line method, over the periods mentioned in Note 16, taking into account their useful lives, which are reviewed annually.

  The decarbonization credits (“CBIOS”) acquired are recorded at historical cost in intangible assets, retired in the year to fulfillment the individual target set by the National Agency of Petroleum, Natural Gas and Biofuels (“ANP”) and are not amortized. These assets are used to settle of the annual decarbonization obligation adopted by Brazilian National Biofuels Policy (“RenovaBio”), implemented by Law No. 13,576/2017, with additional regulations established by Decree No. 9,888/2019 and Ordinance No. 419 of November 20, 2019 issued by the Brazilian Ministry of Mines and Energy.

The Company and its subsidiaries have not recognized intangible assets that were generated internally. The Company and its subsidiaries have goodwill and brands acquired in business combinations, which are evaluated as intangible assets with indefinite useful life (see Note 16 items a and e).

l. Other assets

Other assets are stated at the lower of cost and realizable value, including, if applicable, interest earned, monetary changes and changes in exchange rates incurred, less the provisions for losses and, if applicable, adjusted to present value.

m. Financial liabilities

The financial liabilities include trade payables, other payables, financing, loans, debentures, leases payable and derivative financial instruments. Financial liabilities are classified as “financial liabilities at fair value through profit or loss” or “financial liabilities at amortized cost”. The financial liabilities at fair value through profit or loss refer to derivative financial instruments, subscription warrants - indemnification, and financial liabilities designated as hedged items in a fair value hedge relationship upon initial recognition (see Note 2.c – Fair Value Hedge). The financial liabilities at amortized cost are stated at the initial transaction amount plus related charges and net of amortization and transaction costs. The charges are recognized in the statement of profit or loss using the effective interest rate method.

Transaction costs incurred and directly attributable to the activities necessary for contracting loans or for issuing bonds, as well as premiums and discounts upon issuance of debentures and other debt, are allocated to the instrument and amortized in the statement of profit or loss taking into its term, using the effective interest rate method (see Note 17.h).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

n. Income and social contribution taxes on income

Current and deferred income tax (“IRPJ”) and social contribution on net income tax (“CSLL”) are calculated based on their current rates. For the calculation of current IRPJ, the value of tax incentives is also considered. At the end of the fiscal year the portion of the profit corresponding to these investment grants is allocated to the constitution of a tax incentive reserve in subsidiaries shareholders' equity and is excluded from the dividend calculation base and subsequently capitalized. Taxes are recognized based on the rates of IRPJ and CSLL provided for by the laws enacted on the last day of the financial statements. The current rates in Brazil are 25% for IRPJ and 9% for CSLL. For more information about recognition and realization of IRPJ and CSLL see Note 10.

For purposes of disclosure deferred tax assets were offset against the deferred tax liability IRPJ and CSLL, in the same taxable entity and the same tax authority.

o. Provision for asset retirement obligation – fuel tanks

The subsidiary Ipiranga has the legal obligation to remove the underground fuel tanks located at Ipiranga-branded service stations after a certain period. The estimated cost of the obligation to remove these fuel tanks is recognized as a liability when the tanks are installed. The estimated cost is recognized in PP&E and depreciated over the respective useful lives of the asset. The amounts recognized as a liability accrue inflation effect using the Amplified Consumer Price Index (“IPCA”) until the tank is removed (see Note 22). The estimated removal cost is reviewed and updated annually or when there is significant change in its amount and change in the estimated costs are recognized in statements of profit or loss when they become known.

p. Provisions for tax, civil, and labor risks

A provision for tax, civil and labor risks is recognized for quantifiable risks, when the chance of loss is more-likely-than-not in the opinion of management and internal and external legal counsel, and the amounts are recognized based on the evaluation of the outcomes of the legal proceedings (see Note 23).

q. Post-employment benefits

Post-employment benefits granted and to be granted to employees, retirees, and pensioners are based on an actuarial calculation prepared by an independent actuary and reviewed by management, using the projected unit credit method (see Note 21.b). The actuarial gains and losses are recognized in equity in cumulative other comprehensive income in the “Other reserves”.

r. Other liabilities

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

t. Basis for translation of financial statements of foreign subsidiaries

t.1 Subsidiaries with administrative autonomy

Assets and liabilities of the foreign subsidiaries denominated in currencies other than Brazilian Real which have administrative autonomy are translated using the exchange rate at the date of the financial statements. Revenues and expenses are translated using the average exchange rate of each year and equity is translated at the historical exchange rate of each transaction affecting equity. Gains and losses resulting from changes in these foreign investments are directly recognized in equity in the “cumulative translation adjustments” and will be recognized in profit or loss if and when these investments are disposed of. The balance in cumulative translation adjustments on December 31, 2021 was a gain of R$ 304,645 (gain of R$ 231,596 on December 31, 2020) and is related to the subsidiaries Oxiteno which on December 31, 2021 were classified as assets and liabilities held for sale. See Notes 3 and 26.g.2.

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

t.2 Subsidiaries without administrative autonomy

Assets and liabilities of the other foreign subsidiaries, which do not have administrative autonomy, are considered an extension of the activities of their parent company and are translated using the exchange rate at the date of the financial statements. Gains and losses resulting from changes in these foreign investments are directly recognized as financial result. The gain recognized in income for the year ended December 31, 2021 amounted to R$ 2,309 (gain of R$ 15,126 for the year ended December 31, 2020  and gain of R$ 2,017 for the year ended December 31, 2019).

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

u.1 Judgments

Information on the judgments is included: in the determination of control in subsidiaries (Notes 2.h, 2.t.1 and 4), the determination of joint control in joint venture (Notes 2.h and 13.a), the determination of significant influence in associates (Notes 2.h and 13.b).

u.2 Uncertainties related to the assumptions and estimates

The information regarding uncertainties related to the assumptions and estimates are included: in determining the fair value of financial instruments (Notes 2.c, 2.m, 5, 17 and 34), the determination of the loss allowance for expected credit losses (Notes 2.d, 6 and 34.d.3), the determination of provisions for losses of inventories (Notes 2.e and 7), the estimates of realization of deferred IRPJ and CSLL amounts (Notes 2.n and 10.a), the useful lives and discount rate of right-of-use assets (Notes 2.i and 14), the useful lives of PP&E (Notes 2.j and 15), the useful lives of intangible assets, and the determination of the recoverable amount of goodwill (Notes 2.k and 16.a), provisions for assets retirement obligations (Notes 2.o and 22), provisions for tax, civil, and labor risks (Notes 2.p and 23), estimates for the preparation of actuarial reports (Notes 2.q and 21.b) and the determination of fair value of subscription warrants – indemnification (Notes 25 and 34.j). The actual result of the transactions and information may differ from their estimates.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

v. Impairment of assets

The Company and its subsidiaries review in every reporting period the existence of any indication that an asset may be impaired. To intangible assets with indefinite useful life the review is done annually. If there is an indication of devaluation the Company and its subsidiaries estimate the recoverable amount of the asset. Assets that cannot be evaluated individually are grouped in the smallest group of assets that generate cash inflow from continuous use and that are largely independent of cash flows of other assets (cash generating units, “CGU”). The recoverable amount of assets or CGUs corresponds to the greater of their fair value net of applicable direct selling costs and their value in use.

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

On December 31, 2021, the Company updated the calculation of the impairment of assets carried out on June 30, 2021 for the subsidiary Imifarma Produtos Farmacêuticos e Cosméticos S.A. (“Extrafarma”) for the amount of R$ 427,529 and deferred income and social contribution taxes effects of R$ 145,360, resulting in a net loss of R$ 282,169. See Note 3.a.

w. Business combination

A business combination is accounted by applying the acquisition method. The cost of the acquisition is measured based on the consideration transferred and to be transferred, measured at fair value at the acquisition date. The non-controlling interest in the acquired company is measured based on its interest in net assets identified in the acquired company. Goodwill is measured as the excess of the consideration transferred and to be transferred over the fair value of net assets acquired (identifiable assets and liabilities assumed, net). After the initial recognition, goodwill is measured at cost less any accumulated impairment losses. For impairment testing purposes, goodwill is allocated to the Company’s operating segments. When the cost of the acquisition is lower than the fair value of net assets acquired, a gain is recognized directly in the statement of profit or loss. Costs related to the acquisitions are recorded in the statement of profit or loss when incurred. For the year ended on December 31, 2021 and 2020 there was not business combination.

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

y. Adoption of the pronouncements issued by IASB

There are no standards, amendments and interpretations to IFRS issued by the IASB which are effective and could have a material impact in these financial statements to December 31, 2021 and 2020 that have not been adopted by the Company.

In order to be prepared for the transition of the IBORs, the Company is monitoring the pronouncements of the authorities, as well as the measures that have been adopted, aiming at the adaptation of the financial instruments to the new benchmarks. On June 2017, the Company, through the subsidiary Ipiranga Produtos de Petróleo S.A. (“IPP”), contracted a financing with maturity date on June 2022, with the current notional amount of USD 50 million (equivalent to R$ 279 million as of December 31, 2021) linked to LIBOR, with quarterly interest flows and principal amortization at maturity. At the time of the debt raising, a swap transaction with a notional value and cash flow identical to the debt was transacted with the same financial institution, through which the IPP became active in LIBOR, at an interest rate equivalent to the debt and liability rate in floating rate Reais (see Notes 17 c.1, 17.d and 33.g), these being the only operations linked to LIBOR. In view of the short-term maturity as well as the debt, the swap and the fact that both have the same cash flow and financial institution, the Company has evaluated that there are not currently significant impacts from the LIBOR change on its operations.

z. Authorization for issuance of the financial statements

These financial statements were authorized for and by the Management on May, 10, 2022.

Ultrapar Participações S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands of Brazilian Reais, unless otherwise stated)

3. Assets and liabilities from subsidiaries held for sale and discontinued operations

The divestments of Oxiteno and Extrafarma are aligned with Ultrapar’s portfolio review. With a more complementary and synergistic businesses, Ultrapar concludes the rationalization phase of its portfolio and will now concentrate on developing investment opportunities in the verticals of energy and infrastructure, with increasing focus on energy transition, leveraged by its portfolio and expertise. In the context, the Company announced the contracts signings described below and, as of December 31, 2021, classified these transactions as assets and liabilities held for sale and discontinued operations. The Company recognizes deferred taxes for the difference between the carrying amount of the net assets of a subsidiary that is classified as discontinued operation and the tax base of the investment. The related deferred tax expense or benefit is allocated to discontinued operations.

a. Extrafarma share sale and purchase agreement and other agreements

On May 18, 2021 the Company announced the signing of a share purchase agreement for the sale of all shares of Extrafarma held by subsidiary IPP to Empreendimentos Pague Menos S.A. (“Pague Menos”). The total sale price is R$ 700 million, subject to adjustments due mainly to changes in working capital and Extrafarma's net debt position on the closing date of the transaction.

The transaction will be settled in three installments as follows: 50% on the closing date and 25% on each the first and the second anniversary of the closing date, monetarily updated by the Interbank Deposits Interest Rate (“DI”) rate + 0.5% p.a., with a guarantee will be provided by a shareholder of the Pague Menos for the last two installments. The completion of this transaction is subject to usual conditions precedent in such deals, including approval by the Brazilian antitrust authority and by the general shareholders’ meeting of Pague Menos, pursuant to the terms of article 256 of the Brazilian Corporate Law, which was already held by the purchasing company. Furthermore, preemptive rights were granted to Company's shareholders who wished to acquire Extrafarma's shares, proportionally to their respective participation in the Company's share capital and for the same price per share to be paid by Pague Menos, pursuant to article 253 of the Brazilian Corporate Law. The shareholders of the Company that exercised such right will become direct shareholders of Extrafarma after closing of the transaction. The company held a general shareholders’ meeting on June 25, 2021 in which was formalized the offering of the aforementioned preemptive rights, detailing the procedures for its exercise, as applicable. The exercise period ended on July 29, 2021 and the total exercised was less than 1% of the Company's capital.

On February 11, 2022, the Administrative Council for Economic Defense ("CADE") issued an order declaring the Concentration Act no. 08700.005053/2021-74 regarding the acquisition of Extrafarma by Pague Menos. This declaration of complexity is a regular phase within the normal manner for concentration acts whose analysis by CADE needs further investigation. The companies continue to work with CADE in a transparent manner to provide all necessary clarifications.

Extrafarma and Pague Menos will maintain their regular course of business, on an independent manner, until the closing date of the transaction.

Ultrapar Participações S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands of Brazilian Reais, unless otherwise stated)

On December 31, 2021, the Company recorded an impairment in the amount of R$ 282,169, net of the effects of deferred income and social contribution taxes, as allocated below:

Amount
Goodwill	68,273
Residual surplus value of fixed assets	160
Intangibles assets arising from business combination	76,136
Property, plant, and equipment	60,548
Right-of-use assets	38,957
Recoverable taxes	183,455
Impairment	427,529
Deferred income and social contribution taxes	(145,360)
Net impairment	282,169

b. Oxiteno S.A. share purchase and sale agreement

On August 16, 2021, the Company announced the signing of a share purchase agreement for the sale of all shares of Oxiteno S.A. – Indústria e Comércio (“Oxiteno S.A.”) to Indorama Ventures PLC (“Indorama”). For further information, see Note 1.c.

Ultrapar Participações S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands of Brazilian Reais, unless otherwise stated)

c. Disclosure of the impacts of IFRS 5 – Assets and liabilities held for sale and discontinued operations

The tables of assets and liabilities held for sale and discontinued operation are detailed below and include the financial position and profit or loss incurred throughout 2021 and 2020, when applicable. Eliminations refer to intercompany transactions, substantially represented by purchase and sale transactions, effects on the profit or loss of foreign debts contemplating hedging instruments, investments in associates that are not part of the sales transaction, among others.

c.1 The main classes of assets and liabilities classified as held for sale on December 31, 2021 are shown below:

Assets	Oxiteno	Extrafarma	Eliminations (*)	Total
Current assets
Cash and cash equivalents	334,882	53,099	‐	387,981
Financial investments and hedging instruments	1,346,552	‐	‐	1,346,552
Trade receivables	993,960	35,743	‐	1,029,703
Inventories	1,671,662	578,206	‐	2,249,868
Recoverable taxes	634,718	62,053	‐	696,771
Other assets	51,829	26,145	(5,035)	72,939
Total current assets	5,033,603	755,246	(5,035)	5,783,814
Non-current assets
Financial investments and hedging instruments	492,430	‐	‐	492,430
Related parties	‐	1,674	(1,674)	‐
Deferred income and social contribution taxes	541,756	200,194	‐	741,950
Recoverable taxes	393,723	17,938	‐	411,661
Other assets	10,538	4,136	‐	14,674
	1,438,447	223,942	(1,674)	1,660,715
Investments	36,207	5,000	(22,047)	19,160
Right-of-use assets, net	31,871	318,183	‐	350,054
Property, plant, and equipment	2,787,241	154,663	‐	2,941,904
Intangible assets	160,141	85,129	‐	245,270
Total non-current assets	4,453,907	786,917	(23,721)	5,217,103
Total assets held for sale	9,487,510	1,542,163	(28,756)	11,000,917

(*) Balances and transactions between the discontinued and continuing operations have been eliminated, mainly related to loans.

Ultrapar Participações S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands of Brazilian Reais, unless otherwise stated)
Liabilities	Oxiteno	Extrafarma	Eliminations (*)	Total
Current liabilities
Loans, financing and hedge derivative financial instruments	302,154	‐	(62,841)	239,313
Trade payables	493,800	225,487	(1,949)	717,338
Trade payables – reverse factoring	725,246	-	-	725,246
Salaries and related charges	176,941	45,843	-	222,784
Taxes payables	53,988	15,696	-	69,684
Income and social contribution taxes payable	12,415	‐	‐	12,415
Post-employment benefits	3,311	-	-	3,311
Provision for tax, civil, and labor risks	2,946	520	-	3,466
Leases payable	11,702	64,312	-	76,014
Other liabilities	68,721	13,249	(13,264)	68,706
Total current liabilities	1,851,224	365,107	(78,054)	2,138,277
Non-current liabilities
Loans, financing and hedge derivative financial instruments	5,728,028	‐	(5,725,594)	2,434
Related parties	2,875	‐	(2,875)	‐
Deferred income and social contribution taxes	12,964	‐	‐	12,964
Post-employment benefits	6,806	287	-	7,093
Provision for tax, civil, and labor risks	33,149	2,370	-	35,519
Leases payable	22,786	314,915	-	337,701
Other liabilities	5,341	2,092	-	7,433
Total non-current liabilities	5,811,949	319,664	(5,728,469)	403,144
Total equity	1,824,337	857,392	(2,681,729)	-
Total liabilities held for sale and equity	9,487,510	1,542,163	(8,488,252)	2,541,421

(*) Balances and transactions between the discontinued and continuing operations have been eliminated, mainly related to loans.

Ultrapar Participações S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands of Brazilian Reais, unless otherwise stated)

c.2 The results for the year and cash flows from discontinued operations as of December 31, 2021 are shown below:

	Oxiteno	Extrafarma	Eliminations (*)	Total
Net revenue from sales and services	7,102,771	1,986,932	(23,908)	9,065,795
Cost of products and services sold	(5,540,773)	(1,384,316)	23,908	(6,901,181)
Gross profit	1,561,998	602,616	‐	2,164,614
Operating income (expenses)
Selling marketing and administrative	(978,221)	(685,794)	‐	(1,664,015)
Impairment	‐	(427,529)	‐	(427,529)
Other operating income, net	26,924	(1,109)	‐	25,815
Operating income (loss) before finance income (expenses) and share of profit of associates	610,701	(511,816)	‐	98,885
Share of profit of associates	48	‐	-	48
Operating income (loss) before finance income (expenses) and income and social contribution taxes	610,749	(511,816)	-	98,933
Financial result, net	(431,441)	(45,265)	329,736	(146,970)
Profit (loss) before income and social contribution taxes	179,308	(557,081)	329,736	(48,037)
Income and social contribution taxes	69,995	155,416	(112,110)	113,301
Profit (loss) for the year	249,303	(401,665)	217,626	65,264
Depreciation and amortization for the year (i)	308,564	154,850	-	463,414

(*) Elimination between continuing and discontinued operations related to the intercompany loan (PPE) between Ultrapar International and Oxiteno.

(i) Balances included for complete breakdown of segment information.

	Oxiteno	Extrafarma	Eliminations	Total
Net cash provided by (used in) operating activities	1,016,580	(33,273)	(788)	982,519
Net cash used in investing activities	(122,363)	(35,072)	(1,298)	(158,733)
Net cash provided by (used in) financing activities	(1,054,930)	35,286	466,677	(552,967)
Effect of exchange rate changes on cash and cash equivalents in foreign currency	56,553	‐	‐	56,553
(Decrease) increase in cash and cash equivalents	(104,160)	(33,059)	464,591	327,372

Ultrapar Participações S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands of Brazilian Reais, unless otherwise stated)

c.3 The results for the year and cash flows from discontinued operations as of December 31, 2020 are shown below:

	12/31/2020	Discontinued operations				12/31/2020
	Disclosed	Oxiteno	Extrafarma	Eliminations	Total	Re-Restated
Net revenue from sales and services	81,241,102	5,210,704	1,988,411	(16,069)	7,183,046	74,058,056
Cost of products and services sold	(75,628,214)	(4,188,711)	(1,399,125)	16,069	(5,571,767)	(70,056,447)
Gross profit	5,612,888	1,021,993	589,286	‐	1,611,279	4,001,609
Operating income (expenses)
Selling marketing and administrative	(4,098,377)	(831,056)	(662,182)	-	(1,493,238)	(2,605,139)
Other operating income, net	297,544	153,457	(5,403)	-	148,054	149,490
Operating income (loss) before finance income (expenses) and share of profit (loss) of subsidiaries, joint ventures and associates	1,812,055	344,394	(78,299)	‐	266,095	1,545,960
Share of profit (loss) of subsidiaries, joint ventures and associates	(43,617)	414	‐	-	414	(44,031)
Operating income (loss) before finance income (expenses) and income and social contribution taxes	1,768,438	344,808	(78,299)	-	266,509	1,501,929
Financial result, net	(269,374)	1,482	(38,938)	318,430	280,974	(550,348)
Profit (loss) before income and social contribution taxes	1,499,064	346,290	(117,237)	318,430	547,483	951,581
Income and social contribution taxes	(571,367)	(118,132)	(40,453)	(108,265)	(266,850)	(304,517)
Net income from continuing operations	-	-	-	-	-	647,064
Net income from discontinued operations	-	-	-	-	280,633	280,633
Profit (loss) for the year	927,697	228,158	(157,690)	210,165	280,633	927,697
Depreciation and amortization for the year (i)	1,556,599	275,063	153,899	-	428,962	1,127,637

(i) Balances included for complete breakdown of segment information.

	12/31/2020	Discontinued operations				12/31/2020
	Disclosed	Oxiteno	Extrafarma	Eliminations	Total	Re-Restated
	(A)				(B)	(A-B)
Net cash provided by (used in) operating activities	3,138,119	765,090	111,396	(2,380)	874,106	2,264,013
Net cash used in investing activities	(2,136,405)	(159,349)	(6,484)	(321,557)	(487,390)	(1,649,015)
Net cash (used in) provided by financing activities	(592,333)	(1,236,490)	11,272	305,534	(919,684)	327,351
Effect of exchange rate changes on cash and cash equivalents in foreign currency	136,734	114,822	‐	‐	114,822	21,912
Increase (decrease) in cash and cash equivalents	546,115	(515,927)	116,184	(18,403)	(418,146)	964,261

Ultrapar Participações S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands of Brazilian Reais, unless otherwise stated)

c.4 The results for the year and cash flows from discontinued operations as of December 31, 2019 are shown below:

	12/31/2019	Discontinued operations				12/31/2019
	Disclosed	Oxiteno	Extrafarma	Eliminations	Total	Re-Restated
Net revenue from sales and services	89,297,975	4,254,237	2,060,569	(21,560)	6,293,246	83,004,729
Cost of products and services sold	(83,187,109)	(3,537,570)	(1,462,313)	21,560	(4,978,323)	(78,208,786)
Gross profit	6,110,866	716,667	598,256	-	1,314,923	4,795,943
Operating income (expenses)
Selling marketing and administrative	(4,366,640)	(737,606)	(742,599)	-	(1,480,205)	(2,886,435)
Other operating income, net	(443,674)	(5,348)	(580,055)	-	(585,403)	141,729
Operating income (loss) before finance income (expenses) and share of profit (loss) of subsidiaries, joint ventures and associates	1,300,552	(26,287)	(724,398)	-	(750,685)	2,051,237
Share of profit (loss) of subsidiaries, joint ventures and associates	(12,145)	528	-	36	564	(12,709)
Operating income (loss) before finance income (expenses) and income and social contribution taxes	1,288,407	(25,759)	(724,398)	36	(750,121)	2,038,528
Financial result, net	(506,854)	14,464	(32,451)	(184,484)	166,497	(673,351)
Profit (loss) before income and social contribution taxes	781,553	(11,295)	(756,849)	184,520	(583,624)	1,365,177
Income and social contribution taxes	(378,609)	35,191	118,901	(62,725)	91,367	(469,976)
Net income from continuing operations	402,944	23,896	(637,948)	121,795	(492,257)	895,201
Net income from discontinued operations	-	(23,896)	637,948	(121,795)	492,257	(492,257)
Profit (loss) for the year	402,944	-	-	-	-	402,944
Depreciation and amortization for the year (1)	1,499,955	222,004	154,324	-	376,328	1,123,627

(i) Balances included for complete breakdown of segment information.

	12/31/2019	Discontinued operations				12/31/2019
	Disclosed	Oxiteno	Extrafarma	Eliminations	Total	Re-Restated
	(A)				(B)	(A-B)
Net cash provided by (used in) operating activities	2,924,852	486,276	23,282	42,910	552,468	2,372,384
Net cash used in investing activities	(1,835,261)	(882,894)	(122,462)	9,433	(995,923)	(839,338)
Net cash (used in) provided by financing activities	(2,922,229)	(375,258)	125,852	7,499	(241,907)	(2,680,322)
Effect of exchange rate changes on cash and cash equivalents in foreign currency	9,066	30,871	-	-	30,871	(21,805)
Increase (decrease) in cash and cash equivalents	(1,823,572)	(741,005)	26,672	59,842	(654,491)	(1,169,081)

c.3.1 Share of profit (loss) of investees Oxiteno and Extrafarma, net of related parties, were re-present as discontinued operations in the total amount of R$ (492,257) in the statement of profit or loss for the year 2019, as per Notes 3.c.3 and 13.a.
F-36

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

Consolidation of a subsidiary begins when the Company obtains direct or indirect control over a entity and ceases when the company loses control. Income and expenses of a subsidiary acquired are included in the consolidated statement of profit or loss and comprehensive income from the date the Company gains the control. Income and expenses of a subsidiary, in which the parent Company loses control, are included in the consolidated statement of profit or loss and comprehensive income until the date the Company loses control.

When necessary adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Company’s accounting policies.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b. Investments in subsidiaries

The consolidated financial statements include the following direct and indirect subsidiaries:

			% interest in the share
			12/31/2021		12/31/2020		12/31/2019
			Control		Control		Control
	Location	Segment	Direct	Indirect	Direct	Indirect	Direct	Indirect
Ipiranga Produtos de Petróleo S.A.	Brazil	Ipiranga	100	-	100	-	100	-
am/pm Comestíveis Ltda.	Brazil	Ipiranga	-	100	-	100	-	100
Icorban – Correspondente Bancário Ltda.	Brazil	Ipiranga	-	100	-	100	-	100
Ipiranga Trading Limited	British Virgin Islands	Ipiranga	-	100	-	100	-	100
Tropical Transportes Ipiranga Ltda.	Brazil	Ipiranga	-	100	-	100	-	100
Ipiranga Imobiliária Ltda.	Brazil	Ipiranga	-	100	-	100	-	100
Ipiranga Logística Ltda.	Brazil	Ipiranga	-	100	-	100	-	100
Oil Trading Importadora e Exportadora Ltda.	Brazil	Ipiranga	-	100	-	100	-	100
Iconic Lubrificantes S.A.	Brazil	Ipiranga	-	56	-	56	-	56
Integra Frotas Ltda.	Brazil	Ipiranga	-	100	-	100	-	100
Companhia Ultragaz S.A.	Brazil	Ultragaz	-	99	-	99	-	99
Ultragaz Comercial Ltda.	Brazil	Ultragaz	-	100	-	100	-	100
Nova Paraná Distribuidora de Gás Ltda. (1)	Brazil	Ultragaz	-	100	-	100	-	100
Utingás Armazenadora S.A. (2)	Brazil	Ultragaz	-	57	-	57	-	57
Bahiana Distribuidora de Gás Ltda.	Brazil	Ultragaz	-	100	-	100	-	100
LPG International Inc.	Cayman Islands	Ultragaz	-	100	-	100	-	100
Imaven Imóveis Ltda.	Brazil	Others	-	100	-	100	-	100
Imifarma Produtos Farmacêuticos e Cosméticos S.A. (3)	Brazil	Extrafarma	-	100	-	100	-	100
UVC Investimentos Ltda. (4)	Brazil	Others	-	99	-	99	-	-
Centro de Conveniências Millennium Ltda. and subsidiaries (5)	Brazil	Ipiranga	100	-	100	-	-	100
Oxiteno S.A. Indústria e Comércio (6)	Brazil	Oxiteno	100	-	100	-	100	-
Oxiteno Argentina Sociedad de Responsabilidad Ltda.	Argentina	Oxiteno	-	100	-	100	-	100
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Brazil	Oxiteno	-	100	-	100	-	100
Oxiteno Uruguay S.A.	Uruguay	Oxiteno	-	100	-	100	-	100
Oxiteno México S.A. de C.V.	Mexico	Oxiteno	-	100	-	100	-	100
Oxiteno Servicios Corporativos S.A. de C.V.	Mexico	Oxiteno	-	100	-	100	-	100
Oxiteno Servicios Industriales S.A. de C.V.	Mexico	Oxiteno	-	100	-	100	-	100
Oxiteno USA LLC	United States	Oxiteno	-	100	-	100	-	100
Global Petroleum Products Trading Corp.	Virgin Islands	Oxiteno	-	100	-	100	-	100
Oxiteno Europe SPRL	Belgium	Oxiteno	-	100	-	100	-	100
Oxiteno Colombia S.A.S.	Colombia	Oxiteno	-	100	-	100	-	100
Oxiteno Shanghai LTD.	China	Oxiteno	-	100	-	100	-	100
Empresa Carioca de Produtos Químicos S.A.	Brazil	Oxiteno	-	100	-	100	-	100
Ultracargo – Operações Logísticas e Participações Ltda.	Brazil	Ultracargo	100	-	100	-	100	-
Ultracargo Logística S.A. (7)	Brazil	Ultracargo	-	99	-	99	-	99
TEAS – Terminal Exportador de Álcool de Santos Ltda.	Brazil	Ultracargo	-	100	-	100	-	100
Tequimar Vila do Conde Logística Portuária S.A.	Brazil	Ultracargo	-	100	-	100	-	100
Ultrapar International S.A.	Luxembourg	Others	100	-	100	-	100	-
SERMA – Ass. dos usuários equip. proc. de dados	Brazil	Others	-	100	-	100	-	100
UVC – Fundo de investimento em participações multiestratégia investimento no exterior (8)	Brazil	Others	100	-	100	-	-	-
Eaí Clube Automobilista S.A. (9)	Brazil	Abastece aí	100	-	100	-	-	-
F-38

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The percentages in the table above are rounded.

(1)	Non-operating company in closing phase.
(2)	In October 2020 there was a change in the share capital of the company Utingás, which became controlled by Companhia Ultragaz S.A. (“Cia Ultragaz”).
(3)	On May 18, 2021 the Company announced the signing of an agreement for the sale of all shares of Extrafarma to Pague Menos. As of December 31, 2021, the Company reclassified the subsidiary's balances to “assets and liabilities held for sale”. For more details, see note 3.c.1.
(4)	Subsidiary set up in January 2020 to provide valuation, business management and financial advisory services to UVC - Fundo de investimento em participações multiestratégia investimento no exterior (“UVC – Fundo de investimento”). In September 2020 the Company’s name was changed to UVC Investimentos Ltda (“UVC Investimentos”).
(5)	In May 2020 there was a change in the interest of the capital of the subsidiary Millennium which became a direct subsidiary of the Company.
(6)	On August 16, 2021, the Company announced the signing of agreement for the sale of its interest in Oxiteno S.A. to Indorama. As of December 31, 2021, the Company reclassified the subsidiary's balances to “assets and liabilities held for sale”. For more details, see Note 3.c.1.
(7)	In April 2021 the name of subsidiary Terminal Químico de Aratu S.A – Tequimar was changed to Ultracargo Logística S.A. (“Ultracargo Logística”).
(8)	Fund set up on January 2020, the UVC has the purpose to monetize the resources of its shareholders through investment in promising companies in business segments that are complementary to the Company's businesses, with additional benefits such as of startups and new technologies.
(9)	Subsidiary set up in July 2020, focused on digital payments and electronic retail, combining the “abastece aí” app and the “Km de Vantagens” program.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

5. Cash and cash equivalents, financial investments and hedge derivative financial instruments

Cash equivalents and financial investments, excluding cash and bank deposits, are substantially represented by investments: (i) in Brazil, in certificates of deposit of financial institutions linked to interest rate of the DI, in repurchase agreement, financial bills, and in short term investments funds, whose portfolio comprised of Brazilian Federal Government bonds and in certificates of deposit of financial institutions; (ii) outside Brazil, in certificates of deposit of financial institutions and in short term investments funds, whose portfolio comprised of Federal Government bonds; and (iii) in currency and interest rate hedging instruments.

The financial assets were classified in Note 33.j, based on business model of financial assets of the Company and its subsidiaries.

Cash, cash equivalents and financial investments amounted to R$ 4,463,473 as of December 31, 2021 (R$ 8,672,160 as of December 31, 2020) are as follows:

a. Cash and cash equivalents

Cash and cash equivalents of the Company and its subsidiaries are presented as follows:

	12/31/2021	12/31/2020
Cash and bank deposits
In local currency	317,907	285,306
In foreign currency	16,640	119,775
Financial investments considered cash equivalents
In local currency
Fixed-income securities	1,943,164	2,241,852
In foreign currency
Fixed-income securities	2,363	14,561
Total cash and cash equivalents	2,280,074	2,661,494

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b. Financial investments and currency and interest rate hedging instruments

The financial investments which are not classified as cash and cash equivalents are presented as follows:

	12/31/2021	12/31/2020
Financial investments
In local currency
Fixed-income securities and funds	1,607,608	3,749,852
In foreign currency
Fixed-income securities and funds	103,239	1,278,940
Currency and interest rate hedging instruments (a)	472,552	981,874
Total financial investments	2,183,399	6,010,666
Current	1,804,122	5,033,258
Non-current	379,277	977,408

(a) Accumulated gains, net of income tax (see Note 33.i).

6. Trade receivables and reseller financing

a. Trade receivables

The composition of trade receivables is as follows:

	12/31/2021	12/31/2020
Domestic customers	3,805,756	3,443,641
Domestic customers – related parties (see Note 9.a)	57	151
Foreign customers	3,137	326,442
Foreign customers – related parties (see Note 9.a)	4,400	2,984
(-) Loss allowance for expected credit losses	(374,355)	(382,096)
	3,438,995	3,391,122
Current	3,375,246	3,318,927
Non-current	63,749	72,195

Ultrapar Participações S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands of Brazilian Reais, unless otherwise stated)

The breakdown of trade receivables, gross of loss allowance for expected credit losses, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
12/31/2021	3,813,350	3,131,528	90,024	33,255	24,804	23,903	509,836
12/31/2020	3,773,218	2,963,163	124,606	27,970	21,389	47,169	588,921

The breakdown of loss allowance for expected credit losses, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
12/31/2021	374,355	21,962	1,595	3,049	2,761	14,926	330,062
12/31/2020	382,096	21,219	2,154	1,751	2,233	13,378	341,361

Movements in the allowance for loss allowance for expected credit losses are as follows:

Balance as of December 31, 2019	404,886
Additions	194,220
Reversals	(203,994)
Write-offs	(13,016)
Balance as of December 31, 2020	382,096
Additions	177,872
Reversals	(150,160)
Write-offs	(18,646)
Reclassification to assets held for sale	(16,807)
Balance as of December 31, 2021	374,355

For more information about the allowance for loss allowance for expected credit losses see Note 33.d.3.

Ultrapar Participações S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands of Brazilian Reais, unless otherwise stated)

b. Reseller financing

The composition of reseller financing is as follows:

	12/31/2021	12/31/2020
Reseller financing – Ipiranga	1,183,312	1,165,395
(-) Loss allowance for expected credit losses	(185,278)	(197,011)
	998,034	968,384
Current	582,562	549,129
Non-current	415,472	419,255

The breakdown of reseller financing, gross of loss allowance for expected credit losses, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
12/31/2021	1,183,312	770,008	19,260	24,290	14,373	26,685	328,696
12/31/2020	1,165,395	787,904	10,230	15,237	21,200	28,989	301,835

The breakdown of loss allowance for expected credit losses, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
12/31/2021	185,278	1,514	6,410	8,697	6,255	9,892	152,510
12/31/2020	197,011	22,872	785	1,812	2,397	14,684	154,461

Movements in the allowance for loss allowance for expected credit losses are as follows:

Balance as of December 31, 2019	156,006
Additions	74,745
Reversals	(29,791)
Write-offs	(3,949)
Balance as of December 31, 2020	197,011
Additions	65,536
Reversals	(68,982)
Write-offs	(8,287)
Balance as of December 31, 2021	185,278

For more information about the allowance for loss allowance for expected credit losses see Note 33.d.3.

Ultrapar Participações S.A. and SubsidiariesNotes to the Consolidated Financial Statements
(In thousands of Brazilian Reais, unless otherwise stated)

7. Inventories

The composition of inventories is as follows:

	12/31/2021			12/31/2020
	Cost	Provision for losses	Net balance	Cost	Provision for losses	Net balance
Fuels, lubricants and greases	3,042,932	(4,871)	3,038,061	1,682,841	(5,344)	1,677,497
Finished goods	-	-	-	646,180	(22,281)	623,899
Work in process	-	-	-	1,450	-	1,450
Raw materials	293,242	-	293,242	568,185	(1,827)	566,358
Liquefied petroleum gas (LPG)	151,831	(5,761)	146,070	110,767	(5,761)	105,006
Consumable materials and other items for resale	117,150	(1,875)	115,275	129,559	(2,598)	126,961
Pharmaceutical, hygiene, and beauty products	-	-	-	521,689	(2,611)	519,078
Purchase for future delivery (1)	302,456	(464)	301,992	198,986	(464)	198,522
Properties for resale	24,239	(107)	24,132	27,532	(107)	27,425
	3,931,850	(13,078)	3,918,772	3,887,189	(40,993)	3,846,196

(1) Refers substantially to ethanol, biodiesel and advances for fuel acquisition.

Movements in the provision for losses are as follows:

Balance as of December 31, 2018	42,587
Reversals to net realizable value adjustment	(5,174)
Additions of obsolescence and other losses	4,296
Oxiteno Andina (i)	(985)
Balance as of December 31, 2019	40,724
Additions to net realizable value adjustment	2,245
Reversals of obsolescence and other losses	(1,976)
Balance as of December 31, 2020	40,993
Additions to net realizable value adjustment	5,974
Reversals of obsolescence and other losses	(5,184)
Reclassification to assets held for sale	(28,705)
Balance as of December 31, 2021	13,078

(ii) Refers to the asset write-offs of Oxiteno Andina in 2019.

The breakdown of provisions for losses related to inventories is shown in the table below:

	12/31/2021	12/31/2020
Net realizable value adjustment	8,269	17,488
Obsolescence and other losses	4,809	23,505
Total	13,078	40,993

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

	12/31/2021	12/31/2020
ICMS (a.1)	893,206	1,129,325
PIS and COFINS (a.2) (a.3)	1,177,513	1,297,029
Value-added tax (IVA) of foreign subsidiaries	179	35,600
Others	37,127	57,704
Total	2,108,025	2,519,658
Current	1,061,227	1,044,850
Non-current	1,046,798	1,474,808

a.1 The recoverable ICMS net of provision for losses is substantially related to the following subsidiaries and operations:

(i) The subsidiaries Oxiteno S.A., Empresa Carioca de Produtos Químicos S.A. (“EMCA”) and Oleoquímica Indústria e Comércio de Produtos Químicos Ltda. (“Oleoquímica”) accumulate credits in the amount of R$ R$ 195,037 as of December 31, 2020 due to sales and transfer transactions within and outside the State of Bahia at reduced rates.

(ii) The subsidiaries IPP, Bahiana Distribuidora de Gás Ltda. (“Bahiana”), Cia. Ultragaz, AMPM and Iconic Lubrificantes S.A. (“Iconic”) have credits in the amount of R$ 893,206 (R$ 754,882 as of December 31, 2020) recognized, mainly, of the following nature: a) transactions of inputs and outputs of products subject to taxation of the own ICMS; b) interstate outflows of oil-related products, whose ICMS was prepaid by the supplier (Petróleo Brasileiro S.A. (“Petrobras”)), in the case of the subsidiaries IPP, Bahiana and Cia. Ultragaz and c) credits for refunds of the ICMS-ST (tax substitution) overpaid when the estimated calculation base is used higher than the actual operation practiced by the subsidiary IPP.

(iii) As of December 31, 2021, the amount of R$ 19,015, net of provision for impairment of assets, was reclassified to assets held for sale. The subsidiary Extrafarma had ICMS credits and ICMS-ST (tax substitution) advances in the amount of R$ R$ 179,405 as of December 31, 2020, on the inflow and outflow of operations carried out by its distribution centers, mostly in the North and Northeast, as well as refunds of the ICMS-ST portion overpaid when the estimated calculation base is used higher than the actual operation.

The amounts of recoverable ICMS are realized by the taxed operations itself, being a revolving credit, which means that the credits are monthly offset with the tax payable on sales and new credits are generated by the acquisition of inputs, as well as by the State's refund on tax substitution operations. Management estimates the realization of the credits classified in non-current assets within an average term of up to 5 years.

Ultrapar Participações S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands of Brazilian Reais, unless otherwise stated)

The provision for ICMS losses, in the amount of R$ 48,502 (R$ 52,338 as of December 31, 2020), relates to tax credits of the subsidiaries.

a.2 The recoverable PIS and COFINS is substantially related to:

(i) The balance of PIS and COFINS includes credits recorded under Laws 10,637/2002 and 10,833/2003 in the amount of R$ 607,373 (R$ 651,051 as of December 31, 2020), whose realization will occur through the offset of debts administered by the Brazilian Federal Revenue Service (“RFB”) in an estimated term of up to 2 years by management. As of December 31, 2021, the amount of R$ 93,108 was reclassified to assets held for sale, as per Note 3.a.

(ii) The subsidiaries IPP, Tropical Transportes Ipiranga Ltda (“Tropical”), AMPM, Iconic and Ultragaz have credits in the amount of R$ 570,140 (R$ 645,978 as of December 31, 2020) resulting from a favorable decision on the exclusion of ICMS from the calculation basis of PIS and COFINS (see item a.3 below). The management estimates the realization of these credits within up to 3 years. As of December 31, 2021, the amount of R$ 275,813 was reclassified to assets held for sale, as per Note 3.c.1.

The credit balance of PIS and COFINS is realized through the settlement of own debts in subsequent months or with other debts managed by the Receita Federal and social security for cases that the law allows.

a.3 On March 15, 2017, due to general repercussions, the STF decided that ICMS does not compose the basis for calculating PIS and COFINS. After filing the Union's Embargoes for Clarification, the STF definitively ruled about the thesis on May 13, 2021, reaffirming the exclusion of the highlighted ICMS from the PIS and COFINS calculation basis and modulating the effects of the decision for the lawsuits filed after March 15, 2017. Certain subsidiaries have credits originated from favorable decisions on the exclusion of ICMS from the PIS and COFINS calculation base, having been recorded in results, up to the present year of 2021, the amount of R$ 569,212, of which R$ 279,598 of principal and R$ 289,614 of monetary variation (R$ 154,225, of which R$ 66,415 of principal and R$ 87,810 of monetary variation recognized in profit or loss up to 2020 – re-presented).

Ultrapar Participações S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands of Brazilian Reais, unless otherwise stated)

b. Recoverable income tax and social contribution taxes

Relates to IRPJ and CSLL to be recovered by the Company and its subsidiaries, arising from the tax advances of previous years, as well as referring to lawsuits the non-incidence of IRPJ and CSLL on the monetary variation (SELIC) in the repetition of undue payments (see note 10.e), with management estimating the realization of these credits within up to 5 years.

	12/31/2021	12/31/2020
IRPJ and CSLL	447,191	627,285
Current	291,833	366,080
Non-current	155,358	261,205

9. Related parties

a. Related parties

Balances and transactions between the Company and its subsidiaries have been eliminated in consolidation and are not disclosed in this note. The balances and transactions between the Company and its subsidiaries with other related parties are disclosed below:

	Loans
	Assets	Liabilities
Química da Bahia Indústria e Comércio S.A. (1)	-	2,875
Others (1)	490	659
Total as of December 31, 2021	490	3,534

	Loans
	Assets	Liabilities
Química da Bahia Indústria e Comércio S.A. (1)	-	2,875
Routeasy Serviços de Assessoria Logística Ltda.(2)	2,334	-
Others (1)	490	836
Total as of December 31, 2020	2,824	3,711

(1)	Loans contracted have indefinite terms and do not contain remuneration clauses.
(2)	The loan contracted has a term of 36 months, can be extended by mutual agreement between the parties, being remunerated by the DI plus 3% p.a.

Ultrapar Participações S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands of Brazilian Reais, unless otherwise stated)

	Commercial transactions
	Receivables	Payables	Sales and services	Purchases
Refinaria de Petróleo Riograndense S.A.	-	90,761	-	619,785
União Vopak Armazéns Gerais Ltda.	57	-	1,402	-
Chevron (Thailand) Limited	204	-	675	1,072
Chevron Lubricants Lanka PLC	-	-	164	-
Chevron Lubricants Oils S.A.	319	-	786	-
Chevron Marine Products	3,663	-	24,583	-
Chevron Oronite Brasil LTDA.	-	53,378	78	150,878
Chevron Products Company	-	158,557	-	789,452
Chevron Belgium NV	-	821	-	7,520
Chevron Petroleum CO Colombia	214	-	392	-
Total as of December 31, 2021	4,457	303,517	28,080	1,568,707

Ultrapar Participações S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands of Brazilian Reais, unless otherwise stated)

	Commercial transactions
	Receivables	Right-of-use assets (1)	Payables	Leases payable (1)	Sales and services	Purchases	Expenses
Oxicap Indústria de Gases Ltda.	-	-	1,772	-	471	19,077	-
Refinaria de Petróleo Riograndense S.A.	-	-	65,215	-	-	314,587	-
ConectCar Soluções de Mobilidade Eletrônica S.A.	151	-	104	-	3,062	154	-
LA’7 Participações e Empreend. Imob. Ltda. (a)	-	8,635	-	8,044	-	-	1,613
Chevron (Thailand) Limited	166	-	6	-	-	759	-
Chevron Brasil Oleos Basicos LTDA	-	-	6	-	-	-	-
Chevron Latin America Marketing LLC	118	-	-	-	-	-	-
Chevron Lubricants Lanka PLC	3	-	-	-	-	-	-
Chevron Lubricants Oils S.A.	823	-	-	-	-	-	-
Chevron Marine Products	1,873	-	-	-	-	-	-
Chevron Oronite Brasil LTDA.	-	-	37,482	-	-	108,198	-
Chevron Products Company	-	-	87,754	-	-	247,578	-
Chevron Belgium NV	-	-	785	-	-	6,707	-
Chevron Petroleum CO Colombia	1	-	-	-	-	-	-
Total as of December 31, 2020	3,135	8,635	193,124	8,044	3,533	697,060	1,613

Ultrapar Participações S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands of Brazilian Reais, unless otherwise stated)

	Commercial transactions
	Receivables (1)	Payables (1)	Other payables	Sales and services	Purchases	Expenses
Oxicap Indústria de Gases Ltda.	-	1,545	-	1	18,565	-
Refinaria de Petróleo Riograndense S.A.	-	264,602	-	-	1,019,108	-
ConectCar Soluções de Mobilidade Eletrônica S.A.	739	113	-	7,385	121	-
LA’7 Participações e Empreend. Imob. Ltda. (a)	-	124	-	-	-	1,477
Chevron (Thailand) Limited	1,333	5,177	-	-	90,912	-
Chevron Brasil Oleos Basicos LTDA	-	-	6	-	6,336	-
Chevron Latin America Marketing LLC	86	6	-	13	506	-
Chevron Lubricants Lanka PLC	-	-	285	-	-	-
Chevron Lubricants Oils S.A.	58	-	-	42	-	-
Chevron Marine Products	506	-	-	104	-	-
Chevron Oronite Brasil LTDA.	1,193	-	-	345	-	-
Chevron Products Company	-	16,302	-	-	212,915	-
Chevron Belgium NV	-	2,119	-	-	15,019	-
Chevron Petroleum CO Colombia	-	-	7	30	-	-
Total as of December 31, 2019	3,915	289,988	298	7,920	1,363,482	1,477

(1)	Included in “right-of-use assets” and “leases payable”, respectively.
(a)	Refers to rental contracts of 15 drugstores owned by LA’7 as of December 31, 2020, a company of the former shareholders of Extrafarma that are current shareholders of Ultrapar.

Purchase and sale transactions relate substantially to the purchase of raw materials, feedstock, transportation, and storage services based on similar market prices and terms with customers and suppliers with comparable operational performance. The operations of ConectCar refer to services provided. In the opinion of the Company and its subsidiaries’ management, transactions with related parties are not subject to credit risk, therefore, no provision for expected losses on accounts receivable or guarantees are recorded. Guarantees provided by the Company in loans of subsidiaries and affiliates are mentioned in Note 17.i.

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

Short-term compensation is comprised of: (a) fixed monthly compensation paid with the objective of rewarding the executive’s experience, responsibility, and his/her position’s complexity, and includes salary and benefits such as medical coverage, check-up, life insurance, and others; (b) variable compensation paid annually with the objective of aligning the executive’s and the Company’s objectives, which is linked to: (i) the business performance measured through its economic value creation and (ii) the fulfillment of individual annual goals that are based on the strategic plan and are focused on expansion and operational excellence projects, people development and market positioning, among others. More details about the Deferred Stock Plan are contained in Note 9.c and about post-employment benefits in Note 21.b.

The expenses for compensation of its key executives (Company’s directors and executive officers) as shown below:

	2021	2020	2019
Short-term compensation	47,003	47,936	41,659
Stock compensation	15,778	4,786	9,881
Post-employment benefits	2,737	2,866	2,640
Termination benefits	5,637	-	-
Total	71,155	55,588	54,180

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

Ultrapar Participações S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes shares granted to the Company and its subsidiaries’ management:

Grant date	Balance of number of shares granted	Vesting period	Market price of shares on the grant date (in R$ per share)	Total grant costs, including taxes	Accumulated recognized grant costs	Accumulated unrecognized grant costs
March 4, 2016	133,332	2022 to 2023	32.72	9,025	(8,440)	585
December 10, 2014	-	2021	25.32	19,557	(19,557)	-
March 5, 2014	-	2021	26.08	5,999	(5,999)	-
	133,332			34,581	(33,996)	585

For the year ended December 31, 2021 the amortization in the amount of R$ 1,902 – continuing operation and R$ 1,325 – discontinued operation (reversal of R$ 64 – continuing operation and R$ 2,296 – discontinued operation for year ended December 31, 2020 and R$ 8,502 – continuing operation and R$ 1,819 – discontinued operation for the year ended December 31, 2019) was recognized as a general and administrative expense.

The table below summarizes the changes of number of shares granted:

Balance on December 31, 2019	1,224,524
Cancellation of granted shares due to termination of executive employment	(200,000)
Shares vested and transferred	(322,264)
Balance on December 31, 2020	702,260
Shares vested and transferred	(448,930)
Reclassification to assets held for sale	(119,998)
Balance on December 31, 2021	133,332

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

Ultrapar Participações S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes the restricted and performance stock programs:

Program	Grant date	Balance of number of shares granted	Vesting period	Market price of shares on the grant date (in R$ per share)	Total grant costs, including taxes	Accumulated recognized grant costs	Accumulated unrecognized grant costs
Restricted	October 1, 2017	240,000	2023	38.19	9,293	(9,293)	-
Restricted	November 8, 2017	4,596	2022	38.19	1,018	(994)	24
Restricted	April 4, 2018	31,220	2022 to 2023	34.35	3,013	(2,902)	111
Performance	April 4, 2018	5,550	2022 to 2023	34.35	356	(267)	89
Restricted	September 19, 2018	80,000	2024	19.58	1,020	(1,020)	-
Restricted	September 24, 2018	80,000	2024	18.40	3,170	(1,250)	1,920
Restricted	April 3, 2019	176,814	2022 to 2024	23.25	7,004	(5,479)	1,525
Performance	April 3, 2019	83,412	2022 to 2024	23.25	3,587	(2,212)	1,375
Restricted	September 2, 2019	440,000	2025	16.42	9,965	(3,875)	6,090
Restricted	April 1, 2020	290,082	2023 to 2025	12.53	5,668	(3,135)	2,533
Performance	April 1, 2020	238,188	2023 to 2025	12.53	5,494	(2,960)	2,534
Restricted	September 16, 2020	700,000	2026	23.03	13,259	(5,847)	7,412
Restricted	April 7, 2021	522,716	2024	20.85	17,985	(5,141)	12,844
Performance	April 7, 2021	522,716	2024	20.85	17,985	(5,141)	12,844
Restricted	September 22, 2021	1,000,000	2027	14.17	19,547	(1,087)	18,460
		4,415,294			118,364	(50,603)	67,761

For the year ended December 31, 2021, a general and administrative expense in the amount of R$ 24,067 – continuing operation and R$ 4,283 – discontinued operation was recognized in relation to the Plan (R$ 10,440 – continuing operation and R$ 2,224 – discontinued operation for the year ended December 31, 2020 and R$ 10,674 – continuing operation and R$ 2,219 – discontinued operation for the year ended December 31, 2019.

Balance on December 31, 2019	1,738,660
Shares granted on April 1, 2020	877,788
Shares granted on September 16, 2020	700,000
Cancellation of granted shares due to termination of executive employment	(353,294)
Cancellation of performance shares	(52,992)
Balance on December 31, 2020	2,910,162
Shares granted on April 7, 2021	1,386,504
Shares granted on September 22, 2021	1,000,000
Performance shares (i)	(133,326)
Cancellation of granted shares due to termination of executive employment	(133,186)
Reclassification to assets held for sale	(614,860)
Balance on December 31, 2021	4,415,294

(i)	Refers to the reversal of the provision constituted in view of the significant probability that performance indicators will not be achieved.

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

	12/31/2021	12/31/2020
Assets - deferred income and social contribution taxes on:
Provision for impairment of assets	57,924	75,231
Provisions for tax, civil, and labor risks	188,236	138,516
Provision for post-employment benefits	73,335	96,108
Provision for differences between cash and accrual basis (i)	24,754	606,054
Goodwill	4,825	5,161
Business combination – tax basis vs. accounting basis of goodwill	18,699	75,515
Provision for asset retirement obligation	16,991	15,728
Provision for suppliers	39,364	49,501
Provision for profit sharing and bonus	44,876	56,873
Leases payable	41,463	41,932
Change in fair value of subscription warrants	10,957	22,833
Provision for deferred revenue	15,643	25,770
Other provisions	2,769	14,917
Tax losses and negative basis for social contribution carryforwards (10.d)	148,345	363,862
Total	688,181	1,588,001
Offset liability balance of deferred IRPJ and CSLL	(116,426)	(613,290)
Net balance of deferred taxes assets	571,755	974,711
Liabilities - deferred income and social contribution taxes on:
Revaluation of PP&E	408	1,776
Leases payable	138	1,895
Provision for differences between cash and accrual basis (i)	19,664	402,780
Provision for goodwill	28,676	92,242
Business combination – fair value of assets	66,079	111,832
Other provisions	1,743	15,497
Total	116,708	626,022
Offset asset balance of deferred IRPJ and CSLL	(116,426)	(613,290)
Net balance of deferred taxes liabilities	282	12,732

(i)	Refers, mainly, to the income tax on the exchange variation of the derivate hedging instruments.

Ultrapar Participações S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands of Brazilian Reais, unless otherwise stated)

Changes in the net balance of deferred IRPJ and CSLL are as follows:

	2021	2020	2019
Initial balance	961,979	646,163	504,890
Deferred IRPJ and CSLL recognized in income of the year	242,246	234,244	(2,633)
Deferred IRPJ and CSLL of subsidiaries classified as discontinued operations	110,821	(146,305)	100,098
Deferred IRPJ and CSLL recognized in other comprehensive income	(11,366)	210,034	40,497
Reclassification to assets held for sale	(728,986)	-	-
Others	(3,221)	17,843	3,311
Final balance	571,473	961,979	646,163

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

The main key assumptions used to calculate the realization of deferred tax assets are: growth in Gross Domestic Product (“GDP”), exchange rate, basic interest rate (SELIC) and DI, inflation rate, commodity price index, among others. The balances of Company and its subsidiaries of R$ 688,181 were supported by the technical study on taxable profit projections for the realization of deferred tax assets.

Ultrapar Participações S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands of Brazilian Reais, unless otherwise stated)

b. Reconciliation of income and social contribution taxes

IRPJ and CSLL are reconciled to the statutory tax rates as follows:

	2021	2020	2019
		Re-Restated (i)	Re-Restated (i)
Income before taxes	1,006,648	951,581	1,365,177
Statutory tax rates – %	34	34	34
Income and social contribution taxes at the statutory tax rates	(342,260)	(323,538)	(464,161)
Adjustments to the statutory income and social contribution taxes:
Nondeductible expenses (ii)	(45,569)	(33,420)	(41,690)
Nontaxable revenues (iii)	2,571	2,757	4,525
Monetary variation (SELIC) on repetition of tax undue payments (iv)	136,060	-	-
Adjustment to estimated income (v)	3,901	8,850	10,511
Unrecorded deferred income and social contribution taxes carryforwards deferred (vi)	(5,285)	(3,166)	(3,271)
Share of profit (loss) of subsidiaries, joint ventures and associates	(5,995)	(14,972)	(4,322)
Other adjustments	21,414	12,911	3,178
Income and social contribution taxes before tax incentives	(235,163)	(350,578)	(495,230)
Tax incentives - SUDENE	47,129	46,061	25,254
Income and social contribution taxes in the income statement	(188,034)	(304,517)	(469,976)
Current	(430,280)	(538,761)	(467,343)
Deferred	242,246	234,244	(2,633)
Effective IRPJ and CSLL rates – %	18.7	32.0	34.4

(i)	For more information on the restatement, see note 3.c.1.
(ii)	Consist of certain expenses that cannot be deducted for tax purposes under applicable tax legislation, such as expenses with fines, donations, gifts, losses of assets, negative effects of foreign subsidiaries and certain provisions.
(iii)	Consist of certain gains and income that are not taxable under applicable tax legislation, such as the reimbursement of taxes and the reversal of certain provisions.
(iv)	Refers to amounts related to non-taxation of IRPJ/CSLL on monetary variation (SELIC) in the repetition of undue tax lawsuits (see note 10.e).
(v)	Brazilian tax law allows for an alternative method of taxation for companies that generated gross revenues of up to R$ 78 million in their previous fiscal year. Certain subsidiaries of the Company adopted this alternative form of taxation, whereby income and social contribution taxes are calculated on a basis equal to 32% of operating revenues, as opposed to being calculated based on the effective taxable income of these subsidiaries. The adjustment to estimated income represents the difference between the taxation under this alternative method and the income and social contribution taxes that would have been paid based on the effective statutory rate applied to the taxable income of these subsidiaries.
(vi)	See Note 10.d.
F-56

Ultrapar Participações S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands of Brazilian Reais, unless otherwise stated)

c. Tax incentives – SUDENE

For belonging to the sectors of the economy considered priority for the subsidized areas, under the terms of the development program of region operated by the Superintendence for the Development of the Northeast (“SUDENE”), the following subsidiaries, in compliance with the current law have entitled to federal tax benefits providing for IRPJ reduction under:

Subsidiary	Units	Incentive - %	Expiration
Bahiana Distribuidora de Gás Ltda.	Mataripe base	75	2024
	Caucaia base	75	2025
	Juazeiro base	75	2026
	Aracaju base	75	2027
	Suape base	75	2027
Ultracargo Logística S.A.	Suape terminal	75	2030
	Aratu terminal	75	2022
	Itaqui terminal	75	2030

d. Income and social contribution taxes carryforwards

As of December 31, 2021, the Company and certain subsidiaries had tax loss carryforwards related to income tax (IRPJ) and negative basis of CSLL, whose compensations are limited to 30% of taxable income in a given tax year, which do not expire.

Ultrapar Participações S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands of Brazilian Reais, unless otherwise stated)

The balances which are constituted of deferred taxes related to income tax loss carryforwards and negative basis of social contribution base are as follows:

	12/31/2021	12/31/2020
Oil Trading	53,839	-
Ultrapar (i)	43,441	27,736
Abastece aí	41,065	7,362
Tequimar Vila do conde	9,861	489
Ultracargo	139	107
Oxiteno S.A. (ii)	-	205,604
Ipiranga	-	44,537
Iconic	-	5,691
Extrafarna (ii)	-	72,318
UVC Investimentos	-	18
	148,345	363,862

(i)	Considers the amount of R$ 8,510 of deferred taxes recognized on the tax loss of subsidiary Ultrapar International as of December 31, 2021 (R$ 7,659 as of December 31, 2020).
(ii)	As of December 31, 2021, the amounts of R$ 247,912 and R$ 72,318, referring to the balances constituted on deferred charges related to IRPJ tax losses and negative CSLL bases for the subsidiaries Oxiteno S.A. and Extrafarma, respectively, were reclassified to assets held for sale.

The balances which are not constituted of deferred taxes related to income tax loss carryforwards and negative basis of social contribution base are as follows:

	12/31/2021	12/31/2020
Extrafarma	312,521	294,400
Integra Frotas	11,769	7,802
Millennium	3,174	640
	327,464	302,842

e. Non-incidence of IRPJ/CSLL on the update by Selic of tax undue payments received from the Federal Government

The Company and its subsidiaries have lawsuits claiming the non-incidence of IRPJ and CSLL on monetary variation (SELIC) on tax credits. On September 27, 2021, the Federal Supreme Court judged that the incidence of IRPJ and CSLL on amounts related to monetary variation (SELIC) received by taxpayers in the repetition of tax undue payments is unconstitutional. The Company and its subsidiaries recognized a tax credit of R$ 106,667 related to this topic. On December 31, 2021, the amount of R$ 74,243 related to the subsidiaries Extrafarma, Oxiteno S.A., Oleoquímica and EMCA, was reclassified to assets held for sale.

Ultrapar Participações S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands of Brazilian Reais, unless otherwise stated)

11. Prepaid expenses

	12/31/2021	12/31/2020
Rents	54,327	30,400
Advertising and publicity	28,410	17,752
Deferred stock plan, net	4,399	9,900
Insurance premiums	26,917	58,675
Software maintenance	19,863	24,233
Employee benefits	8,362	8,924
IPVA and IPTU	1,553	2,632
Contribution - private pension fund (see Note 21.a)	19,831	36,068
Other prepaid expenses	5,730	14,045
	169,392	202,629
Current	98,024	132,122
Non-current	71,368	70,507

12. Contractual assets with customers – exclusive rights

Refers to exclusive rights disbursements of Ipiranga’s agreements with reseller service stations and major consumers that are recognized at the time of their occurrence and recognized as a reductions of the revenue from sales and services in the statement of profit or loss according to the conditions established in the agreement, being reviewed as changes occur under the terms of the agreements. In December 31, 2021, the contracts amortization weighted average term was five years.

Balance and changes are shown below:

Balance as of December 31, 2018	1,518,477
Additions	330,068
Amortization	(355,250)
Transfer	(27,306)
Balance as of December 31, 2019	1,465,989
Additions	549,085
Amortization	(289,436)
Transfer	(19,307)
Balance as of December 31, 2020	1,706,331
Additions	689,986
Amortization	(282,521)
Transfer	(34,570)
Balance as of December 31, 2021	2,079,226
Current	555,052
Non-current	1,524,174

Ultrapar Participações S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands of Brazilian Reais, unless otherwise stated)

13. Investments

The table below presents the amount reconciliation of share of profit (loss) of subsidiaries, joint ventures and associates:

	Note	2021	2020	2019
			Re-presented (i)	Re-presented (i)
Joint ventures	13.b	(18,068)	(45,812)	(14,463)
Associates	13.c	434	1,781	1,754
		(17,634)	(44,031)	(12,709)

(i) See Note 3.c.3.

a. Joint ventures

The Company holds an interest in Refinaria de Petróleo Riograndense S.A. (“RPR”), which is primarily engaged in oil refining.

The subsidiary Ultracargo Logística holds an interest in União Vopak – Armazéns Gerais Ltda. (“União Vopak”), which is primarily engaged in liquid bulk storage in the port of Paranaguá.

The subsidiary IPP held an interest in ConectCar, which is primarily engaged in automatic payment of tolls and parking in the States of Bahia, Ceará, Espírito Santo, Goiás, Mato Grosso, Mato Grosso do Sul, Minas Gerais, Paraná, Pernambuco, Rio de Janeiro, Rio Grande do Sul, Santa Catarina, São Paulo and Distrito Federal. On June 25, 2021, the sale of ConectCar, completed on October 1, 2021. For further details see item 13.b.1.

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

These investments of joint ventures are accounted for under the equity method of accounting based on their financial statements as of December 31, 2021.

Ultrapar Participações S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands of Brazilian Reais, unless otherwise stated)

Balances and changes in joint ventures are as follows:

	União Vopak	RPR	ConectCar	Latitude Logística	Navegantes Logística	Nordeste Logística I	Nordeste Logística II	Nordeste Logística III	Total
Balance as of December 31, 2018	7,446	20,118	74,390	-	-	-	-	-	101,954
Capital increase	-	-	35,000	10,351	23,581	1,930	4,183	4,079	79,124
Other reserves	-	(7,771)	-	-	-	-	-	-	(7,771)
Dividends	(1,474)	(4,295)	-	-	-	-	-	-	(5,769)
Share of profit (loss) of joint ventures	1,370	10,740	(26,572)	-	-	-	-	-	(14,462)
Balance as of December 31, 2019	7,342	18,792	82,818	10,351	23,581	1,930	4,183	4,079	153,076
Capital increase	-	-	20,000	-	-	303	3,894	5,006	29,203
Capital decrease (i)	-	-	-	-	(363)	-	-	-	(363)
Other reserves	-	1,065	-	-	-	-	-	-	1,065
Proposed dividends	-	(165)	-	-	-	-	-	-	(165)
Share of profit (loss) of joint ventures	392	(21,788)	(21,638)	-	(1,594)	(1,409)	(401)	626	(45,812)
Transfer to provision for liabilities	-	2,096	-	-	-	-	-	-	2,096
Balance as of December 31, 2020	7,734	-	81,180	10,351	21,624	824	7,676	9,711	139,100
Capital increase	-	-	15,000	5,001	3,697	-	6,399	600	30,697
Capital decrease (i)	-	-	-	(5,001)	-	-	-	-	(5,001)
Other reserves	-	99	-	-	-	-	-	-	99
Actuarial gain of post-employment benefits	-	5,723	-	-	-	-	-	-	5,723
Shareholder transaction – changes of investments	-	-	-	(966)	-	-	-	-	(966)
Share of profit (loss) of joint ventures	602	822	(18,081)	593	(3,032)	1,592	(819)	255	(18,068)
Disposition of investment (see Note	-	-	(78,099)	-	-	-	-	-	(78,099)
Transfer from provision for liabilities	-	(2,096)	-	-	-	-	-	-	(2,096)
Balance as of December 31, 2021	8,336	4,548	-	9,978	22,289	2,416	13,256	10,566	71,389

(i) Refers to reimbursement of expenses that preceded the port area auctions and that were apportioned among the other members of the consortium.

Ultrapar Participações S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands of Brazilian Reais, unless otherwise stated)

Provision to (from) short-term liabilities
RPR
Balance as of December 31, 2019	-
Transfer to provision for liabilities	2,096
Balance as of December 31, 2020	2,096
Transfer from provision for liabilities	(2,096)
Balance as of December 31, 2021	-

The table below presents the statements of financial position and statements of profit or loss of joint ventures:

	12/31/2021
	União Vopak	RPR	ConectCar (i)	Latitude Logística	Navegantes Logística	Nordeste Logística I	Nordeste Logística II	Nordeste Logística III
Current assets	10,068	273,029	171,894	18,798	5,393	52,022	36,958	17,458
Non-current assets	9,696	179,652	177,217	50,215	167,170	18,346	17,279	49,439
Current liabilities	2,824	354,001	174,030	9,151	256	46,615	1,418	13,960
Non-current liabilities	268	84,980	18,883	39,906	105,440	16,504	13,052	21,239
Equity	16,672	13,700	156,198	19,956	66,867	7,249	39,767	31,698
Net revenue from sales and services	17,660	2,092,786	60,436	5,895	-	11,625	2,016	7,561
Costs, operating expenses and income	(16,144)	(2,105,544)	(97,095)	(2,591)	(1,579)	(3,260)	(3,980)	(5,030)
Net finance income and income and social contribution taxes	(312)	15,235	497	(2,118)	(7,517)	(3,589)	(494)	(1,765)
Net income (loss)	1,204	2,477	(36,162)	1,186	(9,096)	4,776	(2,458)	766
Number of shares or units held	29,995	5,078,888	263,768,000	4,383,881	22,298,195	681,637	3,933,265	4,871,241
% of capital held	50	33	50	50	33	33	33	33

The percentages in the table above are rounded.

(i) The balances presented refer to September 30, 2021, due to the completion of the sale of ConectCar on October 1, 2021, for further details see note 13.a.1.

Ultrapar Participações S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands of Brazilian Reais, unless otherwise stated)

	12/31/2020
	União Vopak	RPR	ConectCar	Navegantes Logística	Nordeste Logística I	Nordeste Logística II	Nordeste Logística III
Current assets	8,510	291,720	161,371	24,691	972	18,531	21,513
Non-current assets	9,796	171,270	169,843	166,389	6,021	18,005	30,503
Current liabilities	2,698	363,388	168,854	8	4	5	6
Non-current liabilities	140	105,912	-	126,201	4,516	13,504	22,877
Equity	15,468	(6,310)	162,360	64,871	2,473	23,027	29,133
Net revenue from sales and services	15,666	1,455,668	91,096	-	-	-	-
Costs, operating expenses and income	(14,408)	(1,531,652)	(134,961)	(3,480)	(4,225)	(1,203)	1,878
Net finance income and income and social contribution taxes	(474)	10,361	589	(1,301)	-	-	-
Net income (loss)	784	(65,623)	(43,276)	(4,781)	(4,226)	(1,203)	1,878
Number of shares or units held	29,995	5,078,888	248,768,000	22,298,195	681,637	3,933,265	4,871,241
% of capital held	50	33	50	33	33	33	33

	12/31/2019
	União Vopak	RPR	ConectCar
Net revenue from sales and services	15,400	2,156,432	80,387
Costs, operating expenses and income	(12,083)	(2,130,323)	(136,764)
Net finance income and income and social contribution taxes	(577)	6,237	3,234
Net income (loss)	2,740	32,346	(53,143)
Number of shares or units held	29,995	5,078,888	228,768,000
% of capital held	50	33	50

 The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands of Brazilian Reais, unless otherwise stated)

a.1 ConectCar share purchase and sale agreement

The Company concluded the process of selling its interest in ConectCar started on June 25, 2021. On September 30, 2021, ConectCar was controlled by IPP and by Redecard S.A., belonging to Itaú Unibanco Holding S.A., both with equal interests of 50%.

On October 1, 2021, the Company announced the conclusion of the sale of its interest in ConectCar through its subsidiary IPP to Porto Seguro S.A., through its subsidiary Portoseg SA – Credit, Financing and Investment. The sale value of the 50% interest in the subsidiary IPP after adjustments resulting from changes in working capital and net debt position, totaled R$ 158 million. The disposition of investment, totaled R$ 78 million. The gain from sale of Conectcar, totaled R$ 76 million.

b. Associates

Subsidiary IPP holds an interest in Transportadora Sulbrasileira de Gás S.A. (“TSB”), which is primarily engaged in natural gas transportation services.

Subsidiary Oxiteno S.A. holds an interest in Oxicap Indústria de Gases Ltda. (“Oxicap”), which is primarily engaged in the supply of nitrogen and oxygen for its shareholders in the Mauá petrochemical complex. Due to the sale of the subsidiary, the balances were reclassified to assets of subsidiaries held for sale at December 31, 2021, for further details see note 3.

The subsidiary Oxiteno S.A. holds an interest in Química da Bahia Indústria e Comércio S.A. (“Química da Bahia”), which is primarily engaged in manufacturing, marketing, and processing of chemicals. The operations of Química da Bahia are currently suspended. This interest is not part of the Oxiteno sale transaction.

Subsidiary Cia. Ultragaz holds an interest in Metalúrgica Plus S.A. (“Metalplus”), which is primarily engaged in the manufacture and trading of LPG containers. The operations of this associate are currently suspended.

Subsidiary Cia. Ultragaz holds an interest in Plenogás Distribuidora de Gás S.A. (“Plenogás”), which is primarily engaged in the marketing of LPG. The operations of this associate are currently suspended.

These investments are accounted for under the equity method of accounting based on the financial statements as of December 31, 2021.

Ultrapar Participações S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands of Brazilian Reais, unless otherwise stated)

Balances and changes in associates are as follows:

	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.	Total
Balance as of December 31, 2018	4,689	15,366	3,590	228	465	24,338
Dividends	(818)	-	-	-	(87)	(905)
Share of profit (loss) of associates	1,790	-	(36)	(90)	85	2,317
Share of profit (loss) of associates - discontinued operations	-	568	-	-	-	-
Balance as of December 31, 2019	5,661	15,934	3,554	138	463	25,750
Dividends	(2,357)	-	-	-	-	(2,357)
Share of profit (loss) of associates	1,846	-	(12)	(91)	38	1,781
Share of profit (loss) of associates - discontinued operations	-	414	-	-	-	414
Balance as of December 31, 2020	5,150	16,348	3,542	47	501	25,588
Capital decrease	(1,500)	-	-	-	-	(1,500)
Dividends	(998)	-	-	-	-	(998)
Share of profit (loss) of associates	552	-	(14)	(100)	(4)	434
Share of profit (loss) of associates - discontinued operations	-	48	-	-	-	48
Reclassification to assets held for sale	-	(16,396)	-	-	-	(16,396)
Balance as of December 31, 2021	3,204	-	3,528	(53)	497	7,176

F-65

2

Ultrapar Participações S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands of Brazilian Reais, unless otherwise stated)

The table below presents the statements of financial position and statements of profit or loss of associates:

	12/31/2021
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Current assets	7,685	90,156	14	47	568
Non-current assets	11,611	70,496	10,151	126	1,804
Current liabilities	5,875	44,408	-	28	158
Non-current liabilities	601	7,562	3,109	303	724
Equity	12,820	108,682	7,056	(158)	1,490
Net revenue from sales and services	15,126	69,611	-	-	-
Costs, operating expenses and income	(12,691)	(68,390)	(28)	(239)	18
Net finance income and income and social contribution taxes	(226)	(904)	-	(61)	(31)
Net income (loss)	2,209	317	(28)	(300)	(13)
Number of shares or units held	20,124,996	1,987	1,493,120	3,000	1,384,308
% of capital held	25	15	50	33	33

	12/31/2020
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Current assets	10,570	65,136	47	58	352
Non-current assets	12,822	77,339	10,146	414	2,196
Current liabilities	2,189	26,116	-	28	154
Non-current liabilities	602	7,994	3,109	302	890
Equity	20,601	108,365	7,084	142	1,504
Net revenue from sales and services	14,295	58,677	-	-	-
Costs, operating expenses and income	(6,475)	(54,163)	(24)	(212)	396
Net finance income and income and social contribution taxes	(437)	(1,770)	-	(60)	(39)
Net income (loss)	7,383	2,744	(24)	(272)	357
Number of shares or units held	20,124,996	1,987	1,493,120	3,000	1,384,308
% of capital held	25	15	50	33	33

	12/31/2019
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Net revenue from sales and services	12,348	43,463	-	-	-
Costs, operating expenses and income	(4,815)	(36,791)	(84)	(213)	285
Net finance income and income and social contribution taxes	(157)	(2,483)	12	(57)	(29)
Net income (loss)	7,376	4,189	(72)	(270)	256
Number of shares or units held	20,124,996	1,987	1,493,120	3,000	1,384,308
% of capital held	25	15	50	33	33

The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands of Brazilian Reais, unless otherwise stated)

14. Right-of-use assets and leases payable

The Company and certain subsidiaries have real estate leases, substantially related to: (i) Ipiranga: fuel stations and distribution centers; (ii) Ultragaz: points of sale and bottling bases; (iii) Ultracargo: port areas and (iv) Company: offices. The Company and certain subsidiaries also have lease agreements relating to vehicles.

a. Right-of-use assets

	Weighted average useful life (years)	Balance on 12/31/2020	Additions and remeasurement	Write-offs	Transfer (i)	Effect of foreign currency exchange rate variation	Amortization	Reclassification to assets held for sale (ii)	Balance on 12/31/2021
Cost:
Real estate (iii)	10	2,254,432	257,787	(150,718)	-	1,295	-	(569,323)	1,793,473
Port area	20	268,534	31,096 (*)	-	-	-	-	-	299,630
Vehicles	4	139,843	26,589	(9,315)	-	103	-	(11,047)	146,173
Equipment	6	44,936	19,887	(6,171)	-	1,920	-	(43,832)	16,740
Others	20	27,846	-	-	-	-	-	-	27,846
		2,735,591	335,359	(166,204)	-	3,318	-	(624,202)	2,283,862
Accumulated amortization:
Real estate		(481,975)	-	76,954	-	(530)	(283,882)	199,963	(489,470)
Port area		(3,962)	-	-	(11,935)	-	(7,629)	-	(23,526)
Vehicles		(63,091)	-	7,032	-	(54)	(48,146)	5,392	(98,867)
Equipment		(19,619)	-	6,483	-	(897)	(17,637)	29,836	(1,834)
Others		(16,658)	-	-	-	-	(2,212)	-	(18,870)
		(585,305)	-	90,469	(11,935)	(1,481)	(359,506)	235,191	(632,567)
Impairment
Real estate		-	(38,957)	-	-	-	-	38,957	-
		-	(38,957)	-	-	-	-	38,957	-
Net amount		2,150,286	296,402	(75,735)	(11,935)	1,837	(359,506)	(350,054)	1,651,295

Ultrapar Participações S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands of Brazilian Reais, unless otherwise stated)
(i)	Refers to the amortization of right-of-use assets in the subsidiary Tequimar Vila do Conde Logística Portuária S.A. (“Tequimar Vila do Conde”), which is being capitalized as Construction in progress, starting its operation in December 2021.
(ii)	For further information, see Note 3.c.1.
(iii)	Includes lease contracts as presented in Note 9.a.
(*)	Includes balances of R$ 14,905 referring to initial direct costs of right-of-use assets.

	Weighted average useful life (years)	Balance on 12/31/2019	Additions and remeasurement	Write-offs	Effect of foreign currency exchange rate variation	Amortization	Balance on 12/31/2020
Cost:
Real estate	10	2,068,254	259,244	(78,529)	5,463	-	2,254,432
Port area	20	68,007	200,527	-	-	-	268,534
Vehicles	4	91,868	55,616	(7,893)	252	-	139,843
Equipment	6	31,822	7,833	(572)	5,853	-	44,936
Others	20	27,846	-	-	-	-	27,846
		2,287,797	523,220	(86,994)	11,568	-	2,735,591
Accumulated amortization:
Real estate		(256,430)	-	46,282	(697)	(271,130)	(481,975)
Port area		-	-	-	-	(3,962)	(3,962)
Vehicles		(27,492)	-	5,509	232	(41,340)	(63,091)
Equipment		(7,600)	-	572	(1,996)	(10,595)	(19,619)
Others		(15,363)	-	-	-	(1,295)	(16,658)
		(306,885)	-	52,363	(2,461)	(328,322)	(585,305)
Net amount		1,980,912	523,220	(34,631)	9,107	(328,322)	2,150,286

Ultrapar Participações S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands of Brazilian Reais, unless otherwise stated)

	Weighted average useful life (years)	Adoption IFRS 16	Additions and remeasurement	Write-offs	Transfer	Effect of foreign currency exchange rate variation	Amortization	Balance on 12/31/2019
Cost:
Real estate	7	1,636,330	308,622	(55,605)	98,043	80,930	-	2,068,320
Port area (i)	-	-	68,007	-	-	-	-	68,007
Others	4	95,097	26,235	(1,981)	27,847	4,272	-	151,470
		1,731,427	402,864	(57,586)	125,890	85,202	-	2,287,797
Accumulated amortization:
Real estate		-	-	6,682	-	36	(262,750)	(256,032)
Others		-	-	442	(14,068)	81	(37,308)	(50,853)
		-	-	7,124	(14,068)	117	(300,058)	(306,885)
Net amount		1,731,427	402,864	(50,462)	111,822	85,319	(300,058)	1,980,912

(i) Refers to the area port lease, which R$ 68,007 was paid by the Company’s subsidiaries in the fourth quarter of 2019.

Ultrapar Participações S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands of Brazilian Reais, unless otherwise stated)

 b. Leases payable

The changes in leases payable are shown below:

Balance as of December 31, 2018	46,066
Adoption IFRS 16	1,363,803
Interest accrued	128,996
Payments	(321,716)
Additions and remeasurement	334,857
Write-offs	(52,129)
Effect of foreign currency exchange rate variation	88,796
Balance as of December 31, 2019	1,588,673
Interest accrued	144,655
Payments	(360,787)
Additions and remeasurement	484,121
Write-offs	(35,381)
Effect of foreign currency exchange rate variation	12,007
Assignment of contract	-
Balance as of December 31, 2020	1,833,288
Interest accrued	147,494
Payments (i)	(440,574)
Additions and remeasurement	288,711
Write-offs	(83,157)
Effect of foreign currency exchange rate variation	16,264
Reclassification to liabilities held for sale (ii)	(413,715)
Balance as of December 31, 2021	1,348,311
Current	188,832
Non-current	1,159,479

(i) Includes the amount of R$ 29,237 paid by subsidiary Tequimar Vila do Conde related to port concession grants.

(ii) For further information. see Note 3.c.1.

The future disbursements (installments) assumed under leases contracts are presented below:

12/31/2021
Up to 1 year	304,007
From 1 to 2 years	264,224
From 2 to 3 years	241,323
From 3 to 4 years	218,157
From 4 to 5 years	152,671
More than 5 years	965,220
Total	2,145,602

The contracts related to the leases payable are substantially indexed by the IGP-M (General Market Price Index is a measure of Brazilian inflation, calculated by the Getúlio Vargas Foundation).

Ultrapar Participações S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands of Brazilian Reais, unless otherwise stated)

b.1. Discount rates

The weighted average discount rates for the lease contracts of the Company are:

Contracts for maturity date and discount rate
Maturity date of the contracts	Discount rates (% p.a.)
Up to 5 years	6.92
From 6 to 10 years	7.12
From 11 to 15 years	7.35
More than 15 years	8.18

c. Lease contracts of low amount assets

Subsidiaries Cia. Ultragaz, Bahiana, IPP and Serma have operating lease contracts consider as being of low value, short term and variable payments for the use of factory and IT equipment’s, vehicles and real states. The subsidiaries have the option to purchase the assets referring to IT equipment at a price equal to the fair value on the date of option, and management does not intend to exercise such option. The future disbursements (payments), assumed as a result of these contracts amount approximately to:

	Up to 1 year	Between 1 and 5 years	Total
12/31/2021	124	994	1,118
12/31/2020	1,147	6,145	7,292

The amount of leases considered low value, short term and variable payments, recognized as an expense for the year ended December 31, 2021 was R$ 13,524 (R$ 13,965 for the year ended December 31, 2020 and R$ 7,255 for the year ended December 31, 2019).

Ultrapar Participações S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands of Brazilian Reais, unless otherwise stated)

15. Property, plant, and equipment

Balances and changes in PP&E are as follows:

	Weighted average useful life (years)	Balance on 12/31/2020	Additions	Depreciation	Transfer (i) (ii)	Write-offs and disposals	Effect of foreign currency exchange rate variation	Reclassified to assets held for sale (iii)	Balance on 12/31/2021
Cost:
Land		687,108	2,424	-	-	(17,503)	3,416	(65,151)	610,294
Buildings	33	2,154,710	47,920	-	119,748	(34,925)	26,997	(827,729)	1,486,721
Leasehold improvements	10	1,222,822	21,944	-	136,206	(31,587)	30	(293,236)	1,056,179
Machinery and equipment	12	6,498,362	161,071	-	558,197	(13,811)	93,412	(4,272,654)	3,024,577
Automotive fuel/lubricant distribution equipment and facilities	13	3,169,320	88,112	-	33,794	(45,640)	-	-	3,245,586
LPG tanks and bottles	9	776,479	91,842	-	1,567	(28,957)	-	-	840,931
Vehicles	8	310,836	19,054	-	11,634	(25,949)	82	(27,418)	288,239
Furniture and utensils	8	316,712	33,644	-	2,277	(14,614)	1,296	(171,223)	168,092
IT equipment	5	444,844	28,350	-	901	(11,998)	705	(132,427)	330,375
Construction in progress (ii)		580,695	797,674	-	(829,245)	(301)	3,290	(99,865)	452,248
Advances to suppliers		34,642	21,985	-	(18,894)	-	-	(23,452)	14,281
Imports in progress		866	4,312	-	(4,631)	-	38	(404)	181
		16,197,396	1,318,332	-	11,554	(225,285)	129,266	(5,913,559)	11,517,704

Ultrapar Participações S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands of Brazilian Reais, unless otherwise stated)

	Balance on 12/31/2020	Additions	Depreciation	Transfer (i) (ii)	Write-offs and disposals	Effect of foreign currency exchange rate variation	Reclassified to assets held for sale (iii)	Balance on 12/31/2021
Accumulated depreciation:
Buildings	(851,397)	-	(68,388)	(94)	23,031	(6,872)	317,874	(585,846)
Leasehold improvements	(689,161)	-	(81,976)	81	27,519	(37)	170,021	(573,553)
Machinery and equipment	(3,598,304)	-	(356,637)	-	11,717	(21,651)	2,206,474	(1,758,401)
Automotive fuel/lubricant distribution equipment and facilities	(1,906,953)	-	(178,110)	(311)	34,841	-	-	(2,050,533)
LPG tanks and bottles	(454,651)	-	(62,558)	-	18,899	-	-	(498,310)
Vehicles	(143,854)	-	(22,927)	195	15,480	(20)	17,977	(133,149)
Furniture and utensils	(191,713)	-	(23,594)	24	14,443	(817)	89,369	(112,288)
IT equipment	(352,256)	-	(35,614)	317	11,489	(435)	106,965	(269,534)
	(8,188,289)	-	(829,804)	212	157,419	(29,832)	2,908,680	(5,981,614)
Provision for losses:
Land	(146)	-	-	-	-	-	-	(146)
Leasehold improvements	(61)	(43,666)	-	-	-	(3)	43,712	(18)
Machinery and equipment	(2,857)	(839)	-	-	6	(45)	2,446	(1,289)
Automotive fuel/lubricant distribution equipment and facilities	(73)	-	-	-	27	-	-	(46)
Vehicles	-	(160)	-	-	-	-	160	-
Furniture and utensils	-	(14,887)	-	-	-	-	14,887	-
IT equipment	-	(1,660)	-	-	-	-	1,660	-
Advances to suppliers	(110)	-	-	-	-	-	110	-
	(3,247)	(61,212)	-	-	33	(48)	62,975	(1,499)
Net amount	8,005,860	1,257,120	(829,804)	11,766	(67,833)	99,386	(2,941,904)	5,534,591

(i) Refers to R$ 169 transferred to intangible assets.

(ii) Includes R$ 11,935 transferred from right-of-use assets.

(iii) For further information, see Note 3.c.1.

Ultrapar Participações S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands of Brazilian Reais, unless otherwise stated)

	Weighted average useful life (years)	Balance on 12/31/2019	Additions	Depreciation	Transfer (i)	Write-offs and disposals	Effect of foreign currency exchange rate variation	Balance on 12/31/2020
Cost:
Land		667,865	21,300	-	2,113	(14,427)	10,257	687,108
Buildings	32	1,925,946	25,572	-	148,527	(27,210)	81,875	2,154,710
Leasehold improvements	9	1,121,528	28,374	-	89,559	(16,954)	315	1,222,822
Machinery and equipment	13	5,707,721	144,089	-	378,883	(5,554)	273,223	6,498,362
Automotive fuel/lubricant distribution equipment and facilities	13	2,991,472	90,279	-	133,963	(46,394)	-	3,169,320
LPG tanks and bottles	10	755,460	65,230	-	289	(44,500)	-	776,479
Vehicles	8	320,161	22,495	-	8,363	(40,517)	334	310,836
Furniture and utensils	9	295,604	13,985	-	6,775	(3,694)	4,042	316,712
Construction in progress		827,086	506,367	-	(765,785)	(1,167)	14,194	580,695
Advances to suppliers		12,544	28,339	-	(6,185)	(56)	-	34,642
Imports in progress		250	1,437	-	(822)	-	1	866
IT equipment	5	412,809	32,134	-	539	(2,827)	2,189	444,844
		15,038,446	979,601	-	(3,781)	(203,300)	386,430	16,197,396

Ultrapar Participações S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands of Brazilian Reais, unless otherwise stated)

	Balance on 12/31/2019	Additions	Depreciation	Transfer (i)	Write-offs and disposals	Effect of foreign currency exchange rate variation	Balance on 12/31/2020
Accumulated depreciation:
Buildings	(793,835)	-	(65,318)	2,376	20,021	(14,641)	(851,397)
Leasehold improvements	(614,379)	-	(80,995)	49	6,252	(88)	(689,161)
Machinery and equipment	(3,231,627)	-	(317,694)	59	4,091	(53,133)	(3,598,304)
Automotive fuel/lubricant distribution equipment and facilities	(1,766,878)	-	(176,404)	(6)	36,335	-	(1,906,953)
LPG tanks and bottles	(425,554)	-	(56,267)	(30)	27,200	-	(454,651)
Vehicles	(139,045)	-	(24,585)	48	19,997	(269)	(143,854)
Furniture and utensils	(171,475)	-	(21,060)	7	2,988	(2,173)	(191,713)
IT equipment	(318,063)	-	(35,080)	122	2,676	(1,911)	(352,256)
	(7,460,856)	-	(777,403)	2,625	119,560	(72,215)	(8,188,289)
Provision for losses:
Advances to suppliers	(110)	-	-	-	-	-	(110)
Land	(146)	-	-	-	-	-	(146)
Leasehold improvements	(1,599)	910	-	-	639	(11)	(61)
Machinery and equipment	(2,875)	-	-	-	156	(138)	(2,857)
Automotive fuel/lubricant distribution equipment and facilities	(98)	-	-	-	25	-	(73)
	(4,828)	910	-	-	820	(149)	(3,247)
Net amount	7,572,762	980,511	(777,403)	(1,156)	(82,920)	314,066	8,005,860

(i) Refers to amounts transferred between items and to intangible assets.

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

(*) Refers to the asset write-offs of Oxiteno Andina.

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

16. Intangible assets

Balances and changes in intangible assets are as follows:

	Weighted average useful life (years)	Balance on 12/31/2020	Additions	Amortization	Transfer (i)	Write-offs and disposals	Effect of foreign currency exchange rate variation	Reclassification to assets held for sale (ii)	Balance on 12/31/2021
Cost:
Goodwill (a)		1,525,088	-	-	-	-	-	(706,992)	818,096
Software (b)	4	1,395,046	284,311	-	372	(19,826)	1,808	(514,731)	1,146,980
Technology (c)		32,617	-	-	-	-	-	(32,617)	-
Distribution rights	12	133,599	-	-	-	-	-	(19,006)	114,593
Brands (d)		136,962	-	-	-	-	4,759	(72,523)	69,198
Trademark rights (d)	39	114,792	-	-	-	-	-	-	114,792
Others (e)	10	50,698	1,678	-	-	-	(76)	(51,879)	421
Decarbonization credits (f)		-	176,837	-	-	(176,837)	-	-	-
		3,388,802	462,826	-	372	(196,663)	6,491	(1,397,748)	2,264,080
Accumulated amortization:
Software		(825,024)	-	(206,025)	(203)	19,329	(1,566)	334,087	(679,402)
Technology		(32,616)	-	-	-	-	-	32,616	-
Distribution rights		(113,326)	-	(3,093)	-	-	-	15,392	(101,027)
Trademark rights		(9,056)	-	(2,937)	-	-	-	-	(11,993)
Others		(32,845)	-	(167)	-	-	(2)	32,612	(402)
		(1,012,867)	-	(212,222)	(203)	19,329	(1,568)	414,707	(792,824)
Provision for losses and impairment:
Goodwill (a)		(593,280)	(68,273)	-	-	-	-	661,553	-
Distribution rights		-	(76,218)	-	-	-	-	76,218	-
		(593,280)	(144,491)	-	-	-	-	737,771	-
Net amount		1,782,655	318,335	(212,222)	169	(177,334)	4,923	(245,270)	1,471,256

(i) Refers to amounts transferred from PP&E.

(ii) For further information, see Note 3.c.1.

Ultrapar Participações S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands of Brazilian Reais, unless otherwise stated)

	Weighted average useful life (years)	Balance on 12/31/2019	Additions	Amortization	Transfer (i)	Write-offs and disposals	Effect of foreign currency exchange rate variation	Balance on 12/31/2020
Cost:
Goodwill (a)		1,525,088	-	-	-	-	-	1,525,088
Software (b)	4	1,210,529	184,027	-	993	(6,633)	6,130	1,395,046
Technology (c)		32,617	-	-	-	-	-	32,617
Commercial property rights		7,934	-	-	-	(7,934)	-	-
Distribution rights	10	133,599	-	-	-	-	-	133,599
Brands (d)		122,504	-	-	-	-	14,458	136,962
Trademark rights (d)	39	114,792	-	-	-	-	-	114,792
Others (e)	10	44,900	1,040	-	-	-	4,758	50,698
Decarbonization credits (f)		-	125,345	-	(1,058)	(124,287)	-	-
		3,191,963	310,412	-	(65)	(138,854)	25,346	3,388,802
Accumulated amortization:
Software		(648,861)	-	(175,144)	-	3,375	(4,394)	(825,024)
Technology		(32,616)	-	-	-	-	-	(32,616)
Commercial property rights		(6,384)	-	(85)	-	6,469	-	-
Distribution rights		(108,932)	-	(4,394)	-	-	-	(113,326)
Trademark rights		(6,119)	-	(2,937)	-	-	-	(9,056)
Others		(32,713)	-	(121)	-	-	(11)	(32,845)
		(835,625)	-	(182,681)	-	9,844	(4,405)	(1,012,867)
Provision for losses and impairment:
Goodwill (a)		(593,280)	-	-	-	-	-	(593,280)
Commercial property rights		(465)	-	-	-	465	-	-
		(593,745)	-	-	-	465	-	(593,280)
Net amount		1,762,593	310,412	(182,681)	(65)	(128,545)	20,941	1,782,655

Ultrapar Participações S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands of Brazilian Reais, unless otherwise stated)

(i) Refers to amounts transferred to property, plant and equipment and prepaid expenses.

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

(*) Refers to the asset write-offs of Oxiteno Andina.

Ultrapar Participações S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands of Brazilian Reais, unless otherwise stated)

a. Goodwill

The balance of the goodwill is tested annually for impairment and is represented by the following acquisitions:

	Segment	12/31/2021	12/31/2020
Goodwill on the acquisition of:
Extrafarma	Extrafarma	661,553	661,553
Extrafarma – impairment (i)	Extrafarma	(661,553)	(593,280)
Extrafarma – net	Extrafarma	-	68,273
Ipiranga (ii)	Ipiranga	276,724	276,724
União Terminais	Ultracargo	211,089	211,089
Texaco	Ipiranga	177,759	177,759
Iconic (CBLSA)	Ipiranga	69,807	69,807
Oxiteno Uruguay (iii)	Oxiteno	-	44,856
Temmar	Ultracargo	43,781	43,781
DNP	Ipiranga	24,736	24,736
Repsol	Ultragaz	13,403	13,403
TEAS	Ultracargo	797	797
Others (iii)	Oxiteno	-	583
		818,096	931,808

(i) For further information, see Note 3.a.

(ii) Including R$ 246,163 presented as goodwill at parent Company Ultrapar.

(iii) For further information about reclassification, see Note 3.c.1.

On December 31, 2021, the Company tested the balances of goodwill shown in the table above for impairment. The determination of value in use involves assumptions, judgments, and estimates of cash flows, such as growth rates of revenues, costs and expenses, estimates of investments and working capital, and discount rates. The assumptions about growth projections and future cash flows are based on the Company’s business plan of its operating segments, as well as comparable market data, and represent management’s best estimate of the economic conditions that will exist over the economic life of the various CGUs, to which goodwill is related. The key-assumptions used by the Company to calculate the value in use are described below:

Period of evaluation: the evaluation of the value in use is calculated for a period of five years, after which the Company calculated the perpetuity, considering the possibility of carrying the business on indefinitely.

Discount and real growth rates: on December 31, 2021, the discount and real growth rates used to extrapolate the projections ranged from 9.4% to 10.5% and from 0% to 1% p.a., respectively, depending on the CGU analyzed.

Revenue from sales and services, costs and expenses, and gross margin considers the budget prepared for 2022 and the long-term strategic plan prepared by management and approved by the Board of Directors.

Ultrapar Participações S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands of Brazilian Reais, unless otherwise stated)

b. Software

Includes user licenses and costs for the implementation of the various systems used by the Company and its subsidiaries: integrated management and control, financial management, foreign trade, industrial automation, operational and storage management, accounting information, and other systems. Also include expenses related to software in progress in the amount of R$ 27,672 on December 31, 2021 (R$ 13,684 on December 31, 2020 and R$ 16,657 on December 31, 2019).

c. Technology

The subsidiaries Oxiteno S.A. and Oleoquímica recognize as technology certain rights of use held by them. Such licenses include the production of ethylene oxide, ethylene glycols, ethanolamines, glycol ethers, ethoxylates, solvents, fatty acids from vegetable oils, fatty alcohols, and specialty chemicals, which are products that are supplied to various industries. The balance was reclassified to assets of subsidiaries held for sale. For further details, see Note 3.b.

d. Brands and trademark rights

Brands are represented by the acquisition cost of the ‘am/pm’ brand in Brazil, acquired in the business combination, and Chevron and Texaco trademark rights.

e. Other intangibles

Refers mainly to the loyalty program “Clube Extrafarma” reclassified to assets of subsidiaries held for sale. For further details, see Note 3.a.

f. Decarbonization credits

Represent the CBIOS acquired and recorded at acquisition cost. The amount in the “write-offs” column refers to CBIOS retired in the year, that had its maturity date and can not be the object of future negotiation.

Ultrapar Participações S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands of Brazilian Reais, unless otherwise stated)

17. Loans, financing, debentures and hedge derivative financial instruments

a. Composition

Description	12/31/2021	12/31/2020	Index/ Currency	Weighted average financial charges 12/31/2021 – % p.a.	Maturity
Foreign currency:
Notes in the foreign market (b) (*)	7,821,441	7,267,687	US$	5.3	2026 to 2029
Foreign loan (c.1) (*)	735,438	1,047,644	US$	4.0	2023
Foreign loan (c.1) (*)	275,936	261,284	US$ + LIBOR (1)	1.0	2022
Financial institutions (d)	-	154,783	US$	-	2022
Financial institutions (d)	-	39,350	MX$(2)	-	2021
Financial institutions (d)	-	312,200	US$ + LIBOR (1)	-	2021
Advances on foreign exchange contracts	-	105,579	US$	-	2021
Total foreign currency	8,832,815	9,188,527

Brazilian Reais:
Debentures – CRA (f.2, f.4 and f.6)	2,063,788	2,037,602	DI	95.8	2022 to 2023
Debentures – 6ª issuance (f.5)	1,764,199	1,734,113	DI	105.3	2023
Debentures – CRA (f.2, f.4, f.6 and f.10) (*)	1,940,237	1,000,824	IPCA	4.7	2024 to 2028
Debentures – Ipiranga (f.1 and f.3)	771,538	1,679,036	DI	105.0	2022
Debentures – Ultracargo Logística and Tequimar Vila do Conde (f.8 and f.9) (*)	466,061	-	IPCA	4.1	2028
Banco do Brasil (e)	204,813	407,420	DI	110.9	2022
Debentures – Ultracargo Logística (f.7) (*)	80,946	92,541	R$	6.5	2024
Bank Credit Bill	51,179	50,692	R$ + DI	2.0	2022
Financial institutions (d)	4,564	-	R$	-	2022
FINEP	326	29,803	TJLP (3)	(1.5)	2022
Notes - Ultrapar (g.1)	-	1,038,499	R$ + DI	-	2021
Total in Brazilian Reais	7,347,651	8,070,530
Total foreign currency and Brazilian Reais	16,180,466	17,259,057
Currency and interest rate hedging instruments (**)	197,177	117,159
Total	16,377,643	17,376,216
Current	2,866,051	3,255,944
Non-current	13,511,592	14,120,272

(*) These transactions were designated for hedge accounting (see Note 33.h).

(**) Accumulated losses (see Note 33.i).

(1)  LIBOR = London Interbank Offered Rate.

(2)  MX$ = Mexican Peso.

(3)  TJLP (Long-term Interest Rate) = set by the National Monetary Council, TJLP is the basic financing cost of Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”), the Brazilian Development Bank. On December 31, 2021, TJLP was fixed at 5.32  % p.a.

Ultrapar Participações S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands of Brazilian Reais, unless otherwise stated)

The changes in loans, financing, debentures and hedge derivative financial instruments are shown below:

Balance as of December 31, 2018	15,116,139
New loans and debentures with cash effect	2,105,737
Interest accrued	845,844
Principal payment	(2,644,704)
Interest payment	(1,469,780)
Monetary and exchange rate variation	296,441
Change in fair value	113,060
Balance as of December 31, 2019	14,392,722
New loans and debentures with cash effect	3,591,624
Interest accrued	757,161
Principal payment	(2,795,002)
Interest payment	(740,853)
Monetary and exchange rate variation	2,048,688
Change in fair value	34,702
Hedge result	87,174
Balance as of December 31, 2020	17,376,216
New loans and debentures with cash effect	1,462,220
Interest accrued	801,102
Principal payment	(2,922,214)
Interest payment	(749,043)
Monetary and exchange rate variation	800,749
Change in fair value	(229,657)
Hedge result	80,018
Reclassification to liabilities held for sale (i)	(241,748)
Balance as of December 31, 2021	16,377,643

(i) For further information, see Note 3.c.1.

The long-term  debt had the following principal maturity schedule:

	12/31/2021	12/31/2020
From 1 to 2 years	3,092,734	2,702,626
From 2 to 3 years	774,904	3,091,641
From 3 to 4 years	270,401	784,778
From 4 to 5 years	3,056,499	231,271
More than 5 years	6,317,054	7,309,956
	13,511,592	14,120,272

The transaction costs and issuance premiums associated with debt issuance were added to their financial liabilities, as shown in Note 17.h.

The Company’s management entered into hedging instruments against foreign exchange and interest rate variations for a portion of its debt obligations (see Note 33.h).

Ultrapar Participações S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands of Brazilian Reais, unless otherwise stated)

b.  Notes in the foreign market

On October 6, 2016 the subsidiary Ultrapar International S.A. (“Ultrapar International”) issued US$ 750,000 (equivalent to R$ 4,185,375 as of December 31, 2021) in notes in the foreign market, maturing in October 2026, with interest rate of 5.25% p.a., paid semiannually. The issue price was 98.097% of the face value of the note. The notes were guaranteed by the Company and its subsidiary IPP. The Company has designated hedge relationships for this transaction (see Notes 33.h.2 and 33.h.3).

On June 6, 2019 the subsidiary Ultrapar International issued US$ 500,000 (equivalent to R$ 2,790,250 as of December 31, 2021) in notes in the foreign market, maturing in June 2029, with interest rate of 5.25% p. a., paid semiannually. The issue price was 100% of the face value of the note. The notes were guaranteed by the Company and its subsidiary IPP. The Company has designated hedge relationships for part of this transaction (see Note 33.h.3).

On June 21, 2019, the subsidiary Ultrapar International repurchased US$ 200,000 (equivalent to R$ 1,116,100 as of December 31, 2021) in notes in the foreign market maturing in October 2026.

On July 13, 2020 the subsidiary Ultrapar International carried out the reopening of notes in the foreign market issued in 2019, realizing new issuance in the amount of US$ 350,000 (equivalent to R$ 1,953,175 as of December 31, 2021) maturing in June 2029, to the coupon (interest) and yield of 5.25% per year, paid semiannually. The issue price was 99.994% of face value of the note. The notes were guaranteed by the Company and the subsidiary IPP.

As a result of the issuance of the notes in the foreign market the Company and its subsidiaries are required to perform certain obligations, including:

  Restriction on sale of all or substantially all assets of the Company and subsidiaries Ultrapar International and IPP;

  Restriction on encumbrance of assets exceeding US$ 150,000 (equivalent to R$ 837,075 as of December 31, 2021) or 15% of the amount of the consolidated tangible assets.

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

Ultrapar Participações S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands of Brazilian Reais, unless otherwise stated)

c. Foreign loans

c.1. The subsidiary IPP has foreign loans in the amount of US$ 175,000 (equivalent to R$ 976,588 as of December 31, 2021). IPP also contracted hedging instruments with floating interest rate in U.S. dollar and exchange rate variation, changing the foreign loans charges, on average, to 104.9% of DI. IPP designated these hedging instruments as a fair value hedge (see Note 33.h.1). Therefore, loans and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss. The foreign loans are secured by the Company.

The foreign loans have the maturity distributed as follows:

Maturity	US$	R$	Cost in % of DI
Charges (1)	6,234	34,786	-
Jun/2022	50,000	279,025	105.0
Sep/2023	60,000	334,830	105.0
Sep/2023	65,000	362,733	104.8
Total / average cost	181,234	1,011,374	104.9

(1) Includes interest, transaction costs and fair value adjustments.

d. Financial institutions

In December 2021, the subsidiary Abastece Aí ended the year with a short-term liabilities in the amount of R$ 4,564.

The subsidiary Oxiteno México S.A de C.V has contracted loan of US$ 20,000 with maturity in April 2022. The other maturities of this item are represented by Oxiteno Uruguay with maturities between October 2021 and July 2022 and by Oxiteno USA, which has already been fully settled on its maturity in September 2021. As of December 31, 2021 the balances of R$ 163,478 were reclassified to liabilities held for sale.

e. Banco do Brasil

The subsidiary IPP has floating interest rate loans with Banco do Brasil in the amount of R$ 204,813 as of December 31, 2021, of which R$ 1,646 in charges, intended for marketing, processing, or manufacturing of agricultural goods (ethanol) with maturity in May 2022.

Ultrapar Participações S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands of Brazilian Reais, unless otherwise stated)

f. Debentures

f.1 In May 2016 the subsidiary IPP carried out fourth issuance of public debentures, in one single series of 500 simple, nominative, registered debentures, nonconvertible into shares and unsecured, which main characteristics are as follows:

Face value unit:	R$ 1,000,000.00
Final maturity:	May 25, 2021
Payment of the face value:	Annual as from May 2019
Interest:	105.0% of DI
Payment of interest:	Semiannually
Reprice:	Not applicable

Subsidiary IPP paid in advance its fourth public issuance of debentures upon maturity.

f.2 In April 2017 the subsidiary IPP carried out its fifth issuance of debentures, in two series, being one of 660,139 and another of 352,361, simple, nonconvertible into shares, nominative, book-entry and unsecured debentures. The debentures have been subscribed by Eco Consult – Consultoria de Operações Financeiras Agropecuárias Ltda. The proceeds from this issuance were used exclusively for the purchase of ethanol by subsidiary IPP.

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

The subsidiary IPP contracted hedging instruments subjected to IPCA variation, changing the debentures charges linked to IPCA to 93.9 % of DI. IPP designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss.

Ultrapar Participações S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands of Brazilian Reais, unless otherwise stated)

f.3 In July 2017 the subsidiary IPP carried out sixth issuance of public debentures, in one single series of 1,500,000 simple, nonconvertible into shares and unsecured debentures, which main characteristics are as follows:

Face value unit:	R$ 1,000.00
Final maturity:	July 28, 2022
Payment of the face value:	Annual as from July 2021
Interest:	105.0% of DI
Payment of interest:	Annually
Reprice:	Not applicable

f.4 In October 2017 the subsidiary IPP carried out its seventh issuance of debentures in the amount of R$ 944,077, in two series, being on of 730,384 and another of 213,693, simple, nonconvertible into shares, nominative, book-entry and unsecured debentures. The debentures have been subscribed by Vert Companhia Securitizadora. The proceeds from this issuance were used exclusively for the purchase of ethanol by subsidiary IPP.

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

Ultrapar Participações S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands of Brazilian Reais, unless otherwise stated)

f.5 In March 2018 the Company carried out sixth issuance of public debentures, in a single series of 1,725,000 simple, nonconvertible into shares and unsecured debentures, which main characteristics are as follows:

Face value unit:	R$ 1,000.00
Final maturity:	March 5, 2023
Payment of the face value:	Lump sum at final maturity
Interest:	105.25% of DI
Payment of interest:	Semiannually
Reprice:	Not applicable

f.6 In December 2018 the subsidiary IPP carried out its eighth issuance of debentures in the amount of R$900,000, in two series, being one of R$660,000 and another of R$240,000, simple, nonconvertible into shares, nominative, book-entry and unsecured debentures. The debentures have been subscribed by Vert Companhia Securitizadora. The proceeds from this issuance were used exclusively for the purchase of ethanol by subsidiary IPP. The debentures were subscribed with the purpose to bind the issuance of CRA. The financial settlement occurred on December 21, 2018. The debentures have an additional guarantee from Ultrapar and the main characteristics of the debentures are as follows:

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

Ultrapar Participações S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands of Brazilian Reais, unless otherwise stated)

f.7 In November 2019 the subsidiary Ultracargo Logística made its first issuance of debentures, in a single series of 90,000 simple, nonconvertible into shares and unsecured debentures, which main characteristics are as follows:

Face value unit:	R$ 1,000.00
Final maturity:	November 19, 2024
Payment of the face value:	Lump sum at final maturity
Interest:	6.47%
Payment of interest:	Semiannually
Reprice:	Not applicable

The subsidiary Ultracargo Logística contracted hedging instruments subjected interest rate variation, changing the debentures fixed for 99.94% of the DI. Ultracargo Logística designated these hedging instruments as fair value hedges therefore debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized in profit or loss.

f.8 In March 2021 the subsidiary Tequimar Vila do Conde made its first issuance of debentures, in a single series of 360,000 simple, nonconvertible into shares and unsecured debentures, which main characteristics are as follows:

Face value unit:	R$ 1,000.00
Final maturity:	March 15, 2028
Payment of the face value:	Lump sum at final maturity
Interest:	IPCA + 4.04%
Payment of interest:	Semiannually
Reprice:	Not applicable

The subsidiary Tequimar Vila do Conde contracted hedging instruments subjected interest rate variation changing the debentures fixed for 111.4% of the DI. Tequimar Vila do Conde designated these hedging instruments as fair value hedges therefore debentures and hedging instruments are both measured at fair value from inception with changes in fair value recognized in profit or loss.

f.9 In March 2021 the subsidiary Ultracargo Logística made its second issuance of debentures, in a single series of 100,000 simple, nonconvertible into shares and unsecured debentures, which main characteristics are as follows:

Face value unit:	R$ 1,000.00
Final maturity:	March 15, 2028
Payment of the face value:	Lump sum at final maturity
Interest:	IPCA + 4.37%
Payment of interest:	Semiannually
Reprice:	Not applicable

The subsidiary Ultracargo Logística contracted hedging instruments subjected interest rate variation changing the debentures fixed for 111.4% of the DI. Ultracargo Logística designated these hedging instruments as fair value hedges therefore debentures and hedging instruments are both measured at fair value from inception with changes in fair value recognized in profit or loss.

Ultrapar Participações S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands of Brazilian Reais, unless otherwise stated)

f.10 In September 2021, subsidiary IPP carried out its tenth issue of debentures in the total amount of R$ 960,000, in a single series of 960,000 simple, nonconvertible, registered, book-entry and unsecured debentures, privately placed by Vert Companhia Securitizadora. The funds were used exclusively for the purchase of ethanol by the subsidiary IPP. The debentures were subscribed for the purpose to bind the issuance of CRA. The financial settlement ocurred on September 16, 2021. The debentures have an additional guarantee from Ultrapar and the main characteristics are as follows:

Amount:	960,000
Face value unit:	R$ 1,000.00
Final maturity:	September 15, 2028
Payment of the face value:	Lump sum at final maturity
Interest:	IPCA + 4.83%
Payment of interest:	Semiannually
Reprice:	Not applicable

The subsidiary IPP contracted hedging instruments subjected to IPCA variation, changing the debentures charges linked to the IPCA to 102.75% of the DI. IPP designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss.

The debentures have maturity dates distributed as shown below (includes accrued interest through December 31, 2021):

Maturity	12/31/2021
Charges (1)	(22,759)
Apr/2022	660,139
Jul/2022	750,000
Oct/2022	730,384
Mar/2023	1,725,000
Dec/2023	660,000
Apr/2024	443,944
Oct/2024	267,316
Nov/2024	90,000
Dec/2025	287,294
Mar/2028	498,474
Sep/2028	996,977
Total	7,086,769

(1) Includes interest, transaction cost and fair value adjustments.

Ultrapar Participações S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands of Brazilian Reais, unless otherwise stated)

g. Notes

g.1 In April 2020 the Company carried out second public issuance of notes in a single series of 40 commercial notes, not convertible into shares, of unsecured type, whose main characteristics are:

Face value unit:	R$ 25,000,000.00
Final maturity:	April 6, 2021
Payment of the face value:	Lump sum at final maturity
Interest:	DI + 3.10%
Payment of interest:	Lump sum at final maturity
Reprice:	Not applicable

The Company paid in advance its second public issuance of notes on maturity.

h. Transaction costs

Transaction costs incurred in issuing debt were deducted from the value of the related financial instruments and are recognized as an expense according to the effective interest rate method as follows:

	Effective rate of transaction costs (% p.a.)	Balance on 12/31/2020	Incurred cost	Amortization	Reclassification to liabilities held for sale (i)	Balance on 12/31/2021
Debentures (f)	0.2	28,348	40,953	(14,811)	-	54,490
Notes in the foreign market (b)	0.1	37,112	-	(4,890)	(4,204)	28,018
Notes (g)		1,318	-	(1,318)	-	-
Banco do Brasil (e)	0.1	332	-	(256)	-	76
Total		67,110	40,953	(21,275)	(4,204)	82,584

(i) See Note 3.c.1.

	Effective rate of transaction costs (% p.a.)	Balance on 12/31/2019	Incurred cost	Amortization	Balance on 12/31/2020
Debentures (f)	0.2	41,406	-	(13,058)	28,348
Notes in the foreign market (b)	0.1	28,114	13,263	(4,265)	37,112
Notes (g)	0.5	-	6,802	(5,484)	1,318
Banco do Brasil (e)	0.1	770	-	(438)	332
Foreign loans (c)		94	-	(94)	-
Others		1,382	-	(1,382)	-
Total		71,766	20,065	(24,721)	67,110

Ultrapar Participações S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands of Brazilian Reais, unless otherwise stated)

	Effective rate of transaction costs (% p.a.)	Balance on 12/31/2018	Incurred cost	Amortization	Balance on 12/31/2019
Debentures (g)	0.2	56,376	692	(15,662)	41,406
Notes in the foreign market (b)	0.1	13,881	18,442	(4,209)	28,114
Banco do Brasil (f)	0.2	3,437	-	(2,667)	770
Foreign loans (c)	-	331	-	(237)	94
Others	0.2	2,432	-	(1,050)	1,382
Total		76,457	19,134	(23,825)	71,766

The amount to be appropriated to profit or loss in the future is as follows:

	Up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Total
Debentures (f)	15,060	11,129	6,990	6,075	5,886	9,350	54,490
Notes in the foreign market (b)	4,126	4,128	4,143	4,135	3,897	7,589	28,018
Banco do Brasil (e)	76	-	-	-	-	-	76
Total	19,262	15,257	11,133	10,210	9,783	16,939	82,584

i. Guarantees

The financings does not have guaranteed by collateral as of December 31, 2021 (R$ 75,251 as of December 31, 2020) and has guarantees and promissory notes in the amount of R$ 14,151,506 as of December 31, 2021 (R$ 13,758,033 as of December 31, 2020).

The Company and its subsidiaries offer collateral in the form of letters of credit for commercial and legal proceedings in the amount of R$ 118,231 as of December 31, 2021 (R$ 129,139 as of December 31, 2020).

The subsidiary IPP issued collateral to financial institutions in connection with the amounts payable by some of their customers to such institutions (vendor financing) as follows:

	IPP
	12/31/2021	12/31/2020
Maximum amount of future payments related to such collateral	690,347	330,944
Maturities of up to	49 months	46 months
Fair value of collateral	9,923	5,496

If the subsidiary IPP is required to make any payment under these collateral arrangements, this subsidiary may recover the amount paid directly from its customers through commercial collection. Until December 31, 2021 the subsidiary IPP did not have losses in connection with these collateral arrangements. The fair value of collateral is recognized in current liabilities as “other payables”, which is recognized in the statement of profit or loss as customers settle their obligations with the financial institutions.

Ultrapar Participações S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands of Brazilian Reais, unless otherwise stated)

18. Trade payables

a. Trade payables

	12/31/2021	12/31/2020
Domestic suppliers	3,010,912	2,306,398
Domestic suppliers – related parties (see Note 9.a)	1,422	5,102
Foreign suppliers	445,805	307,486
Foreign suppliers - related parties (see Note 9.a)	212,756	126,033
	3,670,895	2,745,019

Some Company’s subsidiaries acquire oil-based fuels and LPG from Petrobras and its subsidiaries. These suppliers control almost all the markets for these products in Brazil.

b. Trade payables – reverse factoring

	12/31/2021	12/31/2020
Domestic suppliers – reverse factoring	1,948,033	1,021,424
Domestic suppliers – reverse factoring - related parties (see Note 9.a)	89,339	61,989
Foreign suppliers – reverse factoring	81,687	212,220
	2,119,059	1,295,633

Some subsidiaries of the Company entered into agreements with a financial institutions. These agreements consist in the anticipation of the receipt of trade payables by the supplier, in which the financial institutions prepay a certain amount from the supplier and receives, on the maturity date the amount payable by the subsidiaries of the Company. The decision to join this type of transaction is solely and exclusively of the supplier. The agreement does not substantially change the main characteristics of the commercial conditions previously established between the subsidiaries of the Company and the suppliers. These transactions are presented in operating activities in the statements of cash flow.

19. Salaries and related charges

	12/31/2021	12/31/2020
Provisions on salaries	136,938	195,286
Profit sharing, bonus and premium	132,390	184,306
Social charges	52,739	73,267
Others	8,036	15,771
	330,103	468,630

Ultrapar Participações S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands of Brazilian Reais, unless otherwise stated)

20. Taxes payable

	12/31/2021	12/31/2020
ICMS	146,598	180,522
IPI	4,163	8,952
PIS and COFINS	13,667	13,187
ISS	45,533	38,328
Value-added tax (IVA) of foreign subsidiaries	-	27,322
Others	19,215	17,703
	229,176	286,014

21. Employee benefits and private pension plan

a. ULTRAPREV - Associaçăo de Previdência Complementar

In February 2001 the Company’s Board of Directors approved the adoption of a defined contribution pension plan to be sponsored by the Company and its subsidiaries. Participating employees have been contributing to this plan, managed by Ultraprev - Associação de Previdência Complementar (“Ultraprev”), since August 2001. Under the terms of the plan, every year each participating employee chooses his or her basic contribution to the plan. Each sponsoring company provides a matching contribution in an amount equivalent to each basic contribution, up to a limit of 11% of the employee’s reference salary, according to the rules of the plan. As participating employees retire, they may choose to receive either (i) a monthly sum ranging between 0.3% and 1.0% of their respective accumulated fund in Ultraprev or (ii) a fixed monthly amount, which will exhaust their respective accumulated fund over a period of 5 to 35 years. The Company and its subsidiaries do not take responsibility for guaranteeing amounts or the duration of the benefits received by the retired employee.

The non-vested portion of the contribution made by the sponsor, in cases where the terminated employees chose to withdraw from the pension plan, are considered as a pension fund. Employees who left the Company and chose to withdraw from the pension plan lose the portion of the contribution already made by the sponsor and this amount may be deducted from the sponsor future contributions. The amount is presented in the movements of prepaid expenses. Furthermore, employees who left the company and chose to continue with the pension plan make contributions individually.

In May 2020 the Deliberative Council of Ultraprev approved the utilization of the pension fund in the amount of R$ 47,088, and in May 2021 the additional use  of R$ 3,706. The amount of R$ 27,451 was used to deduct the sponsors’ normal contributions and the amount of R$ 3,512 was reclassified to assets held for sale. The balance of R$ 19,831 as of December 31, 2021 will be used to deduct normal sponsor contributions in a period up to 92 months depending on the sponsor. The number of months is estimated according to the current amount being deducted from contributions.

As of December 31, 2021, the subsidiaries contributed with R$ 16,368 to Ultraprev, including the utilization of the pension fund of R$ 10,566 (R$ 17,186 including the utilization of the pension fund of R$ 7,446 as of December 31, 2020 and R$ 21,357 as of December 31, 2019), which is recognized as expense in the income statement. The total number of participating employees as of December 31, 2021 was 4,381 active participants and 387 retired participants. In addition Ultraprev had 23 former employees receiving benefits under the rules of a previous plan whose reserves are fully constituted.

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

The amounts related to such benefits were determined based on a valuation conducted by an independent actuary and reviewed by management as of December 31, 2021.

	12/31/2021	12/31/2020
Health and dental care plan (1)	159,867	200,318
Indemnification of FGTS	38,617	53,952
Seniority bonus (2)	5,570	16,336
Life insurance (1)	11,665	14,118
Total	215,719	284,724
Current	21,082	27,077
Non-current	194,637	257,647

(1) Only IPP, Tropical and Iconic.

(2) In 2021, there was a change in the seniority bonus policy for retirement, with a reduction in the benefit (Ultragaz and Ipiranga).

The change in the present value of the post-employment benefit obligation occurred as follows:

	12/31/2021	12/31/2020
Opening balance	284,724	272,867
Expense for the year of continuing operations	15,585	11,622
Expense (revenue) for the year of discontinued operations	2,951	(6,411)
(Gain) Losses from changes in actuarial assumptions	(58,954)	24,822
Benefits paid directly by Company and its subsidiaries	(18,400)	(18,969)
Exchange rates from post employment benefits	217	793
Reclassification to liabilities held for sale (i)	(10,404)	-
Ending balance	215,719	284,724

(i) For further information see Note 3.c.1.

The total of expense in each year is presented below:

	2021	2020	2019
		Re-presented	Re-presented
Health and dental care plan	15,265	11,127	10,442
Indemnification of FGTS	4,409	6,199	(5,423)
Seniority bonus	(4,886)	(6,821)	3,580
Life insurance	797	1,117	1,293
Total	15,585	11,622	9,892

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The main actuarial assumptions used are:

Economic factors	12/31/2021	12/31/2020
	% p.a.	% p.a.
Discount rate for the actuarial obligation at present value	8.93	8.22
Average projected salary growth rate	7.07	7.07
Inflation rate (long term)	3.25	3.25
Growth rate of medical services	7.38	7.38

Demographic factors
Mortality Table for the life insurance benefit – CSO-80
Mortality Table for other benefits – AT 2000 Basic decreased by 10%
Disabled Mortality Table – RRB 1983 and RRB-1944
Disability Table – Weak light

Sensitivity analysis

The significant actuarial assumptions to determine the provision for post-employment benefits are: discount rate, wage and medical costs increases. The following sensitivity analyses on December 31, 2021, as shown below, were determined based on possible changes of assumptions occurring at the reporting date of the financial statements, keeping all other assumptions constant.

12/31/2021
Assumption	Change in assumptions	Decrease in liability	Change in assumptions	Increase in liability
Discount rate	increase by 1.0 p.p.	24,196	decrease by 1.0 p.p.	24,293
Wage growth rate	decrease by 1.0 p.p.	3,002	increase by 1.0 p.p.	2,258
Medical services growth rate	decrease by 1.0 p.p.	19,218	increase by 1.0 p.p.	23,522

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

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

22. Provision for asset retirement obligation – fuel tanks

The provision corresponds to the legal obligation to remove the subsidiary IPP’s underground fuel tanks located at by Ipiranga-branded service stations after a certain use period (see Note 2.o).

Changes in the provision for asset retirement obligation are as follows:

Balance as of December 31, 2018	54,667
Additions (new tanks)	290
Expenditure with tanks removed	(5,456)
Accretion expense	1,741
Balance as of December 31, 2019	51,242
Additions (new tanks)	163
Expenditure with tanks removed	(4,306)
Accretion expense	6,336
Balance as of December 31, 2020	53,435
Additions (new tanks)	451
Expenditure with tanks removed	(2,773)
Accretion expense	5,598
Balance as of December 31, 2021	56,711
Current	4,632
Non-current	52,079

23. Provisions and contingencies

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

The table below demonstrates the breakdown of provisions by nature and its movement:

Provisions	Balance on 12/31/2020	Additions	Reversals	Payments	Interest	Reclassification to liabilities held for sale (i)	Balance on 12/31/2021
IRPJ and CSLL (a.1.1)	547,862	-	(6,966)	-	11,276	-	552,172
ICMS (c)	108,568	58,839	(83,536)	-	284	-	84,155
Civil, environmental and regulatory claims (a.2.1)	57,772	87,066	(9,702)	(8,116)	724	(18,983)	108,761
Labor litigation (a.3.1)	90,675	42,826	(4,432)	(17,068)	2,620	(19,161)	95,460
Others	93,168	63	(1,457)	-	704	(841)	91,637
Total	898,045	188,794	(106,093)	(25,184)	15,608	(38,985)	932,185
Current	43,660						119,942
Non-current	854,385						812,243

(i) For further information see Note 3.c.1.

Some of the provisions above involve in whole or in part, escrow deposits.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Balances of escrow deposits are as follows:

	12/31/2021	12/31/2020
Tax matters	731,326	789,624
Labor litigation	48,147	57,603
Civil and others	91,788	102,569
Total	871,261	949,796

a.1 Provisions for tax matters

On October 7, 2005 the subsidiaries Cia. Ultragaz and Bahiana filed for and obtained a preliminary injunction to recognize and offset PIS and COFINS credits on LPG purchases, against other taxes levied by the RFB, notably IRPJ and CSLL. The decision was confirmed by a trial court on May 16, 2008. Under the preliminary injunction the subsidiaries made escrow deposits for these liabilities which amounted to R$ 534,830 as of December 31, 2021 (R$ 523,136 as of December 31, 2020). On July 18, 2014 a second instance unfavorable decision was published, and the subsidiaries suspended the escrow deposits, and started to pay income taxes from that date. To revert the court decision the subsidiaries presented a writ of prevention which was dismissed on December 30, 2014 and the subsidiaries appealed this decision on February 3, 2015. Appeals were also presented to the respective higher courts Superior Court of Justice (“STJ”) and Federal Supreme Court (“STF”) whose final trial are pending. At the STJ, the issue was subject to the system of Repetitive Appeals (Repetitive Issue No. 1093) and is awaiting judgment by the Superior Court.

a.2 Provisions for civil, environmental and regulatory claims

a.2.1 The Company and its subsidiaries maintain provisions for lawsuits and administrative proceedings, mainly derived from contracts entered into with customers and former services providers, as well as proceedings related to environmental and regulatory issues in the amount of R$ 108,761 as of December 31, 2021 (R$ 57,772 as of December 31, 2020). The increase seen during the year is due to the reassessment of likelihood of loss to probable due to unfavorable decisions in several lawsuits received by the subsidiary Ipiranga.

a.3 Provisions for labor matters

a.3.1 The Company and its subsidiaries maintain provisions of R$ 95,460 as of December 31, 2021 (R$ 90,675 as of December 31, 2020) for labor litigation filed by former employees and by employees of our service providers mainly contesting the non-payment of labor rights. The increase seen during the year is due to the reassessment of likelihood of loss to probable due to unfavorable decisions in several lawsuits received by the subsidiary Ipiranga.

b. Contingent liabilities

The Company and its subsidiaries are parties in tax, civil, environmental, regulatory, and labor claims whose loss is assessed as possible (proceedings whose chance of loss is more than 25% and less or equal than 50%) by the Company and its subsidiaries’ legal departments, based on the opinion of its external legal advisors and, based on these assessments, these claims were not recognized in the financial statements. The estimated amount of this contingency is R$ 3,310,603 as of December 31, 2021 (R$ 3,236,982 as of December 31, 2020).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b.1 Contingent liabilities for tax matters and social security

The Company and its subsidiaries have contingent liabilities for tax matters and social security in the amount of R$ 2,292,465 as of December 31, 2021 (R$ 2,419,000 as of December 31, 2020), mainly represented by:

b.1.1 The subsidiary IPP and its subsidiaries have assessments invalidating the offset of excise tax (“IPI”) credits in connection with the purchase of raw materials used in the manufacturing of products which sales are not subject to IPI under the protection of tax immunity. The amount of this contingency is R$ 178,422 as of December 31, 2021 (R$ 176,390 as of December 31, 2020).

b.1.2 The subsidiary IPP and its subsidiaries have legal proceedings related to ICMS. The total amount involved in these proceedings, was R$ 1,303,383 as of December 31, 2021 (R$ 958.134 as of December 31, 2020). Such proceedings arise mostly of the disregard of ICMS credits amounting to R$ 209,611 as of December 31, 2021 (R$ 300,707 as of December 31, 2020), of which R$ 15,532 (R$ 92,687 as of December 31, 2020) refer to proportional reversal requirement of ICMS credits related to the acquisition of hydrated alcohol; of alleged non-payment in the amount of R$ 106,590 as of December 31, 2021 (R$ 98,157 as of December 31, 2020); of conditioned fruition of fiscal incentive in the amount of R$ 174,039 as of December 31, 2021 (R$ 119,894 as of December 31, 2020); of inventory differences in the amount of R$ 295,163 as of December 31, 2021 (R$ 269,581 as of December 31, 2020); and of fiscal equilibrium fund required by States to fruition tax benefits in the amount of R$ 59,128 and a 2% surcharge on products considered non-essential (hydrated ethanol) in the amount of R$ 219,218 as of December 31, 2021.

b.1.3 The Company and its subsidiaries are parties to administrative and judicial suits involving Income Tax, Social Security Contribution, PIS and COFINS, substantially about denials of offset claims and credits disallowance which total amount is R$ 578,097 as of December 31, 2021 (R$ 709,338 as of December 31, 2020), mainly represented by:

b.1.3.1 The subsidiary IPP received a tax assessment related to the IRPJ and CSLL resulting from the alleged undue amortization of the goodwill paid on acquisition of a subsidiary, in the amount of R$ 218,589 as of December 31, 2021 (R$ 212,350 as of December 31, 2020), which includes the amount of the income taxes, interest and penalty.

b.2 Contingent liabilities for civil, environmental and regulatory claims

The Company and its subsidiaries have contingent liabilities for civil, environmental and regulatory claims in the amount of R$ 771,695 as of December 31, 2021 (R$ 561,713 as of December 31, 2020), mainly represented by:

b.2.1 The subsidiary Cia. Ultragaz is party to an administrative proceeding before CADE based on alleged anti-competitive practices in the State of Minas Gerais in 2001. The CADE entered a decision against Cia. Ultragaz and imposed a penalty of R$ 34,162 as of December 31, 2021 (R$ 33,895 as of December 31, 2020). The imposition of such administrative decision was suspended by a court order and its merit is being judicially reviewed.

b.2.2 The subsidiary Cia. Ultragaz has lawsuits totaling the amount of R$ 233,426 (R$ 186,381 on December 31, 2020) filed by resellers seeking the declaration of nullity and termination of distribution contracts, in addition to indemnities for losses and damages.

b.2.3 The subsidiary IPP became party to an administrative proceeding filed by CADE, related to allegations of anti-competitive practices in the Distrito Federal which was established in June 2020, arising from a preliminary investigation started in 2009. IPP has already presented its defense and the proceeding is in the evidentiary stage. In 2020 and 2019, IPP received two fines in the amount of R$ 8,187 and R$ 40,693, for allegedly influencing uniform commercial conduct among fuel resellers around the city of Belo Horizonte, state of Minas Gerais and in Joinville, Santa Catarina. The IPP submitted both decisions to judicial review and in both cases decisions were issued suspending the enforceability of fines due to the judicial guarantees presented. Management supported by their external legal advisors classify the likelihood of loss as remote.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b.2.4 On November 29, 2016 a technical opinion was issued by the Operational Support Center for Execution (Centro de Apoio Operacional à Execução – CAEX), a technical body linked to the São Paulo State Public Prosecutor (“MPE”), presenting a proposal of compensation for the alleged environmental damages caused by the fire on April 2nd, 2015 at the Santos Terminal of the subsidiary Ultracargo Logística. This technical opinion is non-binding, with no condemnatory or sanctioning nature, and will still be evaluated by the authorities and parties. The subsidiary disagrees with the methodology and the assumptions adopted in the proposal and is negotiating an agreement with the MPE and the Brazilian Federal Public Prosecutor (“MPF”), since the beginning of the investigation and currently there is no civil lawsuit filed on the matter. The negotiations relate to in natura repair of the any damages. Thus, on May 15, 2019, the subsidiary Ultracargo Logística signed a Partial Conduct Adjustment Commitment Agreement (“TAC”) in the amount of R$ 67,539 with the MPE and MPF to compensate for diffuse and collective damages of any kind arising from the fish mortality and the damage caused to the ichthyofauna. The negotiation on compensation for other alleged damages are still ongoing and once concluded, the payments related to the project costs may affect the future Company’s financial statements.

The MPF filed a criminal case against the subsidiary Ultracargo Logística, which was summoned and replied to the complaint on June 19, 2018. On September 12, 2019, at a hearing in the federal court of Santos, the MPF and Ultracargo Logística agreed, and the judicial authority approved, the conditional suspension of the criminal proceedings for a period of 2 years, when Ultracargo Logística shall then prove compliance with the execution of the Partial TAC signed, with the obligation of a complementary allocation of R$ 13,000 to TAC and the Fisheries Management Project, to obtain the definitive filing of the process. On February 4, 2021, the subsidiary paid the remaining balance referring to the TAC, without pending and/or additional financial obligation arising from such commitment assumed. In addition, as of December 31, 2021, there are contingent liabilities related to lawsuits in the amount of R$ 2,022 (R$ 4,428 as of December 31, 2020). Between December 31, 2020 and December 31, 2021, there were no extrajudicial claims.

b.3 Contingent liabilities for labor matters

The Company and its subsidiaries have contingent liabilities for labor matters in the amount of R$ 246,443 as of December 31, 2021 (R$ 256,269 as of December 31, 2020).

c. Lubricants operation between IPP and Chevron

In the process of transaction of the lubricants' operation in Brazil between Chevron and subsidiary IPP , it was agreed that each shareholder is responsible for any claims arising out of acts, facts or omissions that occurred prior to the transaction. The liability provisions of the Chevron shareholder in the amount of R$ 19,724 (R$ 101,663 as of December 31, 2020) are reflected in the consolidation of these financial statements. Additionally, in connection with the business combination, a provision in the amount of R$ 198,900 was recognized on December 1, 2017 due contingent liabilities, amounted to R$ 101,267 as of December 31, 2021 (R$ 102,777 as of December 31, 2020. The amounts of provisions of Chevron's liability recognized in the business combination will be reimbursed to subsidiary Iconic in the event of losses and an indemnity asset was hereby constituted in the same amount, without the need to establish a provision for uncollectible amounts.

Part of the provision of the Chevron related to the ICMS tax assessment (R$ 81,060), for the period from July 1996 to December 1997, was definitively extinguished through the payment made by the Chevron in the tax amnesty program, established by the Agreement ICMS/RJ No. 51/2020 (Decree/RJ No. 47,332/2020 and State Law of RJ No. 9,041/2020) on April 16, 2021.

The value of the provision of the Chevron indemnification in the amount of R$ 19,724, refers to: (i) R$ 17,231 ICMS assessments on sales for industrial purposes, in which the STF closed the judgment of the thesis unfavorably to taxpayers; (ii) R$ 2,207 labor claims and (iii) R$ 285 civil, regulatory and environmental claims.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

24. Deferred revenue

The subsidiaries of the Company have recognized the following deferred revenue:

	12/31/2021	12/31/2020
‘am/pm’ and Jet Oil franchising upfront fee (a)	420	814
Loyalty program “Km de Vantagens” (b)	5,205	15,424
Loyalty program “Clube Extrafarma” (b)	-	2,044
Total current	5,625	18,282

a. Franchising upfront fee

am/pm is the convenience stores chain of the Ipiranga service stations and on December 31, 2021 had 8 stores (unaudited) with initial deferred franchising upfront fee as the requirements for recognition in income have not yet been met (20 stores (unaudited) as of December 31, 2020). In 2021, 90 stores (unaudited) were opened in total (58 stores (unaudited) opened in 2020).

Jet Oil is the network specialized in oil changes and automotive services at Ipiranga gas stations and as of December 31, 2021, it had 8 stores (unaudited) opened with initial deferred franchise upfront fee as the requirements for recognition in income have not yet been met (4 stores (unaudited) as of December 31, 2020). In 2021, 45 stores (unaudited) were opened in total (45 stores (unaudited) opened in 2020).

For more information on the deferred income from the initial franchise fee see Note 2.a.

b. Loyalty programs

The loyalty program called KM de Vantagens under which registered customers are rewarded with points when they buy products in several partners, including the Ipiranga’s service station, was transferred to Abastece aí (www.abasteceai.com.br). The subsidiary IPP remains a partner in the program, offering cashback to its customers based on the limits negotiated under the terms of the partnership, where, after the customer meet the requirements for the right to the benefit, Abastece aí immediately credits the amount to the customer's virtual wallet and charges IPP, which reimburses Abastece aí and recognizes the same amount as reduction in sales. At the end of each year, the subsidiary IPP assesses the points available to its customers with the potential to become cashback in future years and recognizes such probability as deferred income.

Subsidiary Extrafarma has a loyalty program called Clube Extrafarma under which registered customers are rewarded with points when they buy products at its drugstore chain. The customers may exchange these points, during the period of six months, for discounts in products at its drugstore chain, recharge credit on a mobile phone, and prizes offered by partners Multiplus Fidelidade and Ipiranga, through Km de Vantagens. Points received by Extrafarma’s customers are recognized as a reduction of revenue from sales and services. On December 31, 2021, the balance in the amount of R$ 927 was reclassified to a liability held for sale.

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

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

25. Subscription warrants – indemnification

Because of the association between the Company and Extrafarma on January 31, 2014, 7 subscription warrants – indemnification were issued, corresponding to up to 6,411,244 shares of the Company. The subscription warrants – indemnification could be exercised beginning 2020 by the former shareholders of Extrafarma and are adjusted according to the changes in the amounts of provisions for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014. The subscription warrants – indemnification’s fair value is measured based on the share price of Ultrapar (UGPA3) and is reduced by the dividend yield until 2020, since the exercise is possible only from 2020, and they are not entitled to dividends while they are not converted into shares.

On February 23, 2022 the issuance of 43,925 common shares (see Note 35) and August 11, 2021, February 24, 2021, August 12, 2020 and February 19, 2020, the Company’s Board of Directors approved, the issuance of 31,032, 70,939, 86,978 and 2,108,542, respectively, common shares within the authorized capital limit provided by the article 6 of the Bylaws, due to the partial exercise of the rights conferred by the subscription warrants issued by the Company at the time of the merger of all Extrafarma shares into the Company, approved by the Extraordinary General Meeting ("EGM") of the Company held on January 31, 2014.

As set out in the association agreement between the Company and Extrafarma of January 31, 2014 and due to the unfavorable decisions on some lawsuits with triggering events prior to January 31, 2014, 578,538 shares linked to the subscription warrants – indemnification were canceled and not issued. On December 31, 2021, 3,527,934 shares were retained linked to subscription warrants – indemnification which will be issued or canceled as the final decisions on the lawsuits are determined, the maximum number of shares that can be issued in the future, total R$ 51,296 (R$ 86,439 as of December 31, 2020).

26. Equity

a. Share capital

On December 31, 2021 the subscribed and paid-in capital stock consists of 1,115,107,683 (1,115,005,712 as of December 31, 2020) common shares with no par value and the issuance of preferred shares and participation certificates is prohibited. Each common share entitles its holder to one vote at Shareholders’ Meetings.

As of December 31, 2021 there were 50,374,275 common shares outstanding abroad in the form of ADRs (47,413,094 shares as of December 31, 2020 and 46,518,315 shares as of December 31, 2019).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b.  Equity instrument granted

The Company has a share-based incentive plan, which establishes the general terms and conditions for the concession of common shares issued by the Company held in treasury (see Note 9.c).

c.  Treasury shares

The Company acquired its own shares at market prices, without capital reduction, to be held in treasury and to be subsequently disposed of or cancelled.

As of December 31, 2021, 23,756,393 common shares (24,739,626 as of December 31, 2020 and 26,780,298 as of December 31, 2019) were held in the Company's treasury, acquired at an average cost of R$ 18.13 (R$ 19.77 as of December 31, 2020 and R$ 18.12 as of December 31, 2019).

d.  Capital reserve

The capital reserve reflects the gain on the transfer of shares at market price used in the Deferred Stock Plan granted to executives of the subsidiaries of the Company, as mentioned in Note 9.c.

Because of Extrafarma’s association in 2014 the Company recognized an increase in the capital reserves in the amount of R$ 498,812, due to the difference between the value attributable to share capital and the market value of the Ultrapar shares on the date of issuance, deducted by R$ 2,260 related to the incurred costs directly attributable to issuing new shares. Additionally, August 11, 2021, February 24, 2021, August 12, 2020 and on February 19, 2020, and, there was an increase in the reserve in the amount of R$ 448, R$ 1,371, R$ 1,691 and R$ 53,072, respectively, due to the partial exercise of the subscription warrants – indemnification (see note 25).

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

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

f.  Profit reserves

f.1 Legal reserve

Under Brazilian Corporate Law, the Company is required to allocate 5% of net annual earnings to a legal reserve, until the balance reaches 20% of share capital. As of December 31, 2021, the legal reserve totaled R$ 791,083 (R$ 750,010 as of December 31, 2020). This reserve may be used to increase capital or to absorb losses but may not be distributed as dividends.

f.2 Investments reserve

In compliance with Article 194 of the Brazilian Corporate Law and Article 54.b) of the Bylaws this reserve is aimed to protect the integrity of the Company’s assets and to supplement its capital stock, in order to allow new investments to be made. As provided in its Bylaws, the Company may allocate up to 50% of the annual net income, after deducting the legal reserve, to the investments reserve, up to the limit of 100% of the share capital.

The investments reserve is free of distribution restrictions and totaled R$ 4,073,876 as of December 31, 2021 (R$ 3,658,265 as of December 31, 2020).

g.  Other comprehensive income

g.1 Other reserves

(i)	Gains and losses on the hedging instruments of exchange rate related to firm commitment and highly probable transactions designated as cash flows hedges are recognized in equity as “other reserves”. Gains and losses are reclassified to initial cost of non-financial assets recognized in statements of profit or loss at the moment of paid off of the hedge instrument.

(ii)	The differences between the fair value of financial investments measured at fair value through other comprehensive income and the initial amount of financial investments plus the earned income and the foreign currency exchange variation are recognized in equity as other reserves. Gains and losses are reclassified to statements of profit or loss when the financial investment is settled.

(iii)	Actuarial gains and losses relating to post-employment benefits, calculated based on a valuation conducted by an independent actuary, are recognized in equity under the title “other reserves”. Actuarial gains and losses recorded in equity are not reclassified to profit or loss in subsequent periods.

(iv)	The Company also recognizes in this item the effect of changes in the non-controlling interest in subsidiaries that do not result in loss of control. This amount corresponds to the difference between the amount by which the non-controlling interest was adjusted and the fair value of the consideration received or paid and represents a transaction with shareholders.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Balance and changes in other reserves of the Company are as follows:

	Fair value of cash flow hedging instruments (i)	Fair value of financial instruments (ii)	Actuarial (loss) gain of post-employment benefits (iii)	Non-controlling shareholders interest change (iv)	Total
Balance as of December 31, 2018	(243,336)	(273)	(17,749)	197,369	(63,989)
Changes in fair value of financial instruments	(76,479)	478	-	-	(76,001)
IRPJ and CSLL on fair value	23,683	-	-	-	23,683
Actuarial loss of post-employment benefits	-	-	(41,794)	-	(41,794)
Income and social contribution taxes on actuarial losses	-	-	11,784	-	11,784
Balance as of December 31, 2019	(296,132)	205	(47,759)	197,369	(146,317)
Changes in fair value of financial instruments	(477,570)	64	-	-	(477,506)
IRPJ and CSLL on fair value	164,425	-	-	-	164,425
Actuarial loss of post-employment benefits	-	-	(7,725)	-	(7,725)
Income and social contribution taxes on actuarial losses	-	-	2,133	-	2,133
Balance as of December 31, 2020	(609,277)	269	(53,351)	197,369	(464,990)
Changes in fair value of financial instruments	12,036	(672)	-	-	11,364
IRPJ and CSLL on fair value	(4,060)	-	-	-	(4,060)
Actuarial gain of post-employment benefits of subsidiaries, net	-	-	49,550	-	49,550
IRPJ and CSLL on actuarial gains	-	-	(14,002)	-	(14,002)
Balance as of December 31, 2021	(601,301)	(403)	(17,803)	197,369	(422,138)

g.2 Cumulative translation adjustments

The change in exchange rates on assets, liabilities, and income of foreign subsidiaries that have functional currency other than the presentation currency of the Company and an independent management (see Note 2.t.1) and the exchange rate variation on notes in the foreign market, net of income taxes (see Note 33.h.3) is directly recognized in the equity. This cumulative effect is reflected in profit or loss as a gain or loss only in case of disposal or write-off of the investment.

Balance and changes in cumulative translation adjustments of the Company are as follows:

	2021	2020	2019
Initial balance	231,596	102,427	65,857
Currency translation adjustment of foreign subsidiaries	97,113	202,277	46,330
Effect of foreign currency exchange rate variation on financial instruments	(36,461)	(110,770)	(14,788)
IRPJ and CSLL on foreign currency exchange rate variation on financial instruments	12,397	37,662	5,028
Final balance	304,645	231,596	102,427

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

h.  Dividends and allocation of net income

The shareholders of the Company are entitled under the Bylaws to a minimum annual dividend of 50% of adjusted net income, after allocation of 5% to the legal reserve, calculated in accordance with Brazilian Corporate Law. The dividends and interest on equity in excess of the obligation established in the Bylaws are recognized in equity until the Shareholders approve them. The proposed dividends of 2020, as of December 31, 2020 totaled R$ 479,748 (R$ 0.44 – forty-four cents of Brazilian Real per share), were approved by the Board of Directors on February 24, 2021, and were paid from March 12, 2021. On August 11, 2021, the interim dividends were approved in the amount of R$ 218,074 (R$ 0.20 – twenty cents per share), paid on August, 2021.The proposed dividends payable of 2021 as of December 31, 2021 totaled R$ 185,896 (R$ 0.17 – seventeen cents of Brazilian Real per share), were approved by the Board of Directors on February 22, 2022, and will be paid from March 11, 2022 onwards.

The management proposal for the allocation of net income for 2021 and for distribution of dividends is as follow:

12/31/2021
Allocation of net income
Net income for the year attributable to shareholders of Ultrapar	850,463
Legal reserve (5% of the net income)	42,523
Adjusted net income (basis for dividends)	807,940
Minimum mandatory dividends for the year (50% of the adjusted net income)	403,970
Total of distribution	403,970
Interim dividends (R$ 0.20 per share of the Company)	(218,074)
Balance of proposed dividends (R$ 0.17 per share)	185,896
Allocation of dividends
Minimum mandatory dividends for the year (50% of the adjusted net income)	185,896
Balance of proposed dividends (R$ 0.17 per share)	185,896
Allocation of net income
Legal reserve (5% of the net income)	42,523
Minimum mandatory dividends for the year (50% of the adjusted net income)	403,970
Statutory reserve	403,970
Total distribution of net income for the year attributable to shareholders of Ultrapar	850,463

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Balances and changes in dividends payable are as follows:

Balance as of December 31, 2019	16,094
Provisions	710,206
Payments	(284,767)
Balance as of December 31, 2020	442,133
Provisions	478,366
Prescribed dividends	(11,816)
Payments	(705,753)
Reclassification to liabilities of subsidiaries held for sale	(70)
Balance as of December 31, 2021	202,860

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

27. Costs and expenses by nature

The Company presents its costs and expenses by function in the consolidated statement of profit or loss and presents below its expenses by nature:

	2021	2020	2019
		Restated	Restated
Raw materials and materials for use and consumption	104,233,143	68,851,960	77,218,922
Personnel expenses	1,575,066	1,414,567	1,571,227
Freight and storage	899,188	1,073,971	871,057
Depreciation and amortization	653,118	595,531	551,768
Amortization of right-of-use assets	260,716	242,670	216,609
Advertising and marketing	106,352	143,694	192,389
Services provided by third parties	399,904	184,532	179,319
Other expenses	101,819	139,379	258,705
Total	108,229,306	72,646,304	81,059,996
Classified as:
Cost of products and services sold	104,827,966	70,056,447	78,208,786
Selling and marketing	1,934,789	1,595,871	1,631,760
General and administrative	1,466,551	993,986	1,219,450
Total	108,229,306	72,646,304	81,059,996

28. Gain (loss) on disposal of PP&E and intangibles

The gain or loss is determined as the difference between the selling price and residual book value of the investment, PP&E, and intangible asset. In 2021 the gain was R$ 184,189 (gain of R$ 85,455 in 2020 and losses of R$ 1,700 in 2019), represented primarily from sale of Conectcar (gain of R$ 76,485) and of PP&E.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

29. Other operating income, net

	2021	2020	2019
		Re-presented	Re-presented
Other operating income, net:
Commercial partnerships (1)	25,511	19,469	40,816
Merchandising (2)	33,144	25,703	44,396
Extraordinary tax credits (3)	213,183	136,561	110,090
Property rental (4)	26,026	24,825	26,622
Revenue from miscellaneous services (administrative, commercial and IT services)	96,742	91,726	97,829
Contractual fine and gas voucher	10,332	9,685	15,902
Others	40,898	13,416	20,580
	445,836	321,385	356,235
Other operating expenses, net:
Property rental (4)	(116,744)	(92,117)	(92,199)
Taxes on other operating income (5)	(23,416)	(24,929)	(42,533)
Fines for tax infractions	(3,702)	(5,692)	(4,680)
Decarbonization obligation (6)	(161,281)	(124,287)	(65,539)
Others	(44,527)	(10,326)	(11,255)
	(349,670)	(257,351)	(216,206)
Other operating income, net	96,166	64,034	140,029

(1)	Refers to contracts with service providers and suppliers, which establish trade agreements for convenience stores and gas stations.

(2)	Refers to contracts with suppliers of convenience stores, which establish, among other agreements, promotional campaigns.

(3)	Refers substantially to PIS and COFINS credits (see Note 8.a.3), recorded in 2021.

(4)	Refers to Ipiranga’s income and expenses with property rentals and sublease, especially for establishment of own gas stations, linked to contractual requirements for the preservation of the brand.

(5)	Refers substantially to ICMS, ISS, PIS and COFINS.

(6)	Refers to the obligation adopted by the RenovaBio to set decarbonization targets for its sector.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

30. Finance income (Expense)

	2021	2020	2019
		Re-presented (i)	Re-presented (i)
Finance income:
Interest on financial investments	101,326	93,667	203,323
Interest from customers	109,999	132,155	126,606
Changes in subscription warrants – indemnification (see Note 25)	33,180	-	-
Selic interest on extraordinary PIS/COFINS credits (see Note 8.a.3)	201,795	121,565	11,146
Other finance income	13,854	10,279	3,207
	460,154	357,666	344,282
Finance expenses:
Interest on loans	(410,430)	(337,324)	(459,995)
Interest on debentures	(306,539)	(321,656)	(482,238)
Interest on leases payable	(110,878)	(109,318)	(91,956)
Bank charges, financial transactions tax, and other charges	(70,801)	(46,878)	(45,553)
Exchange variation, net of gains and losses with derivative financial instruments	(239,106)	(58,944)	90,372
Changes in subscription warrants – indemnification (see Note 25)	-	(17,353)	(7,760)
Interest of provisions and other expenses	(85,132)	(16,541)	(20,503)
	(1,222,886)	(908,014)	(1,017,633)
Finance income (expense)	(762,732)	(550,348)	(673,351)

      (i) For further details, see Note 3.c.3.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

31. Earnings per share

The table below presents a reconciliation of numerators and denominators used in computing earnings per share. The Company has a deferred stock plan and subscription warrants – indemnification, as mentioned in Notes 9.c and 25, respectively.

	2021			2020 - Re-presented (ii)			2019 - Re-presented (ii)
	Continuing operations	Discontinued operations (i)	Total	Continuing operations	Discontinued operations (i)	Total	Continuing operations	Discontinued operations (i)	Total
Basic earnings per share
Net income for the year of the Company	785,199	65,264	850,463	612,750	280,633	893,383	865,783	(492,257)	373,526
Weighted average shares outstanding (in thousands)	1,090,500	1,090,500	1,090,500	1,089,414	1,089,414	1,089,414	1,086,485	1,086,485	1,086,485
Basic earnings per share – R$	0.7200	0.0598	0.7799	0.5625	0.2576	0.8201	0.7969	(0.4531)	0.3438
Diluted earnings per share
Net income for the year of the Company	785,199	65,264	850,463	612,750	280,633	893,383	865,783	(492,257)	373,526
Weighted average shares outstanding (in thousands), including dilution effects	1,096,962	1,096,962	1,096,962	1,095,842	1,095,842	1,095,842	1,092,873	1,092,873	1,092,873
Diluted earnings per share – R$	0.7158	0.0595	0.7753	0.5592	0.2561	0.8152	0.7922	(0.4504)	0.3418
Weighted average shares outstanding (in thousands)
Weighted average shares outstanding for basic per share			1,090,500			1,089,414			1,086,485
Dilution effect
Subscription warrants – indemnification			3,548			3,570			3,774
Deferred stock plan			2,914			2,858			2,614
Weighted average shares outstanding for diluted per share			1,096,962			1,095,842			1,092,873

(i) For further details, see Note 3.c.2.

(ii) For further details, see Note 3.c.3.

Earnings per share were adjusted retrospectively by the issuance of 2,297,491 common shares due to the partial exercise of the rights conferred by the subscription warrants disclosed in note 25.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

 32. Segment information

The Company operates six main business segments: gas distribution, fuel distribution, chemicals, (presented as discontinued operations), storage, drugstores (presented as discontinued operations) and digital payments. The gas distribution segment (Ultragaz) distributes LPG to residential, commercial, and industrial consumers, especially in the South, Southeast, and Northeast regions of Brazil. The fuel distribution segment (Ipiranga) operates the distribution and marketing of gasoline, ethanol, diesel, fuel oil, kerosene, natural gas for vehicles, and lubricants and related activities throughout all the Brazilian territory. The storage segment (Ultracargo) operates liquid bulk terminals, especially in the Southeast and Northeast regions of Brazil. The digital payments segment (Abastece aí) offers digital payments services, combining the “abastece aí” app and the loyalty program “Km de Vantagens”. The segments shown in the financial statements are strategic business units supplying different products and services. Intersegment sales are at prices similar to those that would be charged to third parties.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

a. Financial information related to segments

The main financial information of each of the continuing operations Company’s segments are stated as follows. For discontinued operations see note 3.c.2.

	2021
Income	Ipiranga	Ultragaz	Ultracargo	Abastece aí	Subtotal	Others (1)(2)	Elimination	Total

Net revenue from sales and services	99,382,617	9,744,659	713,096	84,733	109,925,105	22,452	(214,715)	109,732,842
Transactions with third parties	99,382,547	9,740,657	518,762	84,733	109,726,699	6,143	-	109,732,842
Intersegment transactions	70	4,002	194,334	-	198,406	16,309	(214,715)	-
Cost of products and services sold	(96,110,408)	(8,626,340)	(285,406)	-	(105,022,154)	70	194,118	(104,827,966)
Gross profit	3,272,209	1,118,319	427,690	84,733	4,902,951	22,522	(20,597)	4,904,876
Operating income (expenses)
Selling and marketing	(1,409,350)	(438,697)	(9,213)	(71,345)	(1,928,605)	(6,184)	-	(1,934,789)
Loss allowance (reversion) for expected credit losses	23,536	(20,482)	69	-	3,123	-	-	3,123
General and administrative	(846,441)	(202,002)	(127,117)	(113,544)	(1,289,104)	(198,044)	20,597	(1,466,551)
Gain (loss) on disposal of property, plant and equipment and intangibles	183,862	2,138	(1,754)	(9)	184,237	(48)	-	184,189
Other operating income, net	74,574	10,976	3,876	5,159	94,585	1,581	-	96,166
Operating income (loss)	1,298,390	470,252	293,551	(95,006)	1,967,187	(180,173)	-	1,787,014
Share of profit (loss) of subsidiaries, joint ventures and associates	(859)	(104)	602	-	(361)	(17,273)	-	(17,634)
Operating income before finance income (expenses) and income and social contribution taxes	1,297,531	470,148	294,153	(95,006)	1,966,826	(197,446)	-	1,769,380
Depreciation of PP&E and amortization of intangible assets charges	325,942	211,014	76,421	14,365	627,742	25,376	-	653,118
Amortization of contractual assets with customers – exclusive rights	280,975	1,546	-	-	282,521	-	-	282,521
Amortization of right-of-use assets	182,245	46,579	25,440	267	254,531	6,185	-	260,716
Total of depreciation and amortization	789,162	259,139	101,861	14,632	1,164,794	31,561	-	1,196,355

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	2020 - Re-presented
Income	Ipiranga	Ultragaz	Ultracargo	Abastece aí	Subtotal Segments	Others (1)(2)	Elimination	Total

Net revenue from sales and services	66,133,035	7,408,342	644,177	17,223	74,202,777	48,325	(193,046)	74,058,056
Transactions with third parties	66,132,828	7,403,632	504,725	17,223	74,058,408	(352)	-	74,058,056
Intersegment transactions	207	4,710	139,452	-	144,369	48,677	(193,046)	-
Cost of products and services sold	(63,609,871)	(6,310,157)	(270,010)	-	(70,190,038)	207	133,384	(70,056,447)
Gross profit	2,523,164	1,098,185	374,167	17,223	4,012,739	48,532	(59,662)	4,001,609
Operating income (expenses)
Selling and marketing	(1,164,779)	(404,776)	(7,278)	(13,945)	(1,590,778)	(5,093)	-	(1,595,871)
Loss allowance (reversion) for expected credit losses	2,863	(18,514)	370	-	(15,281)	-	-	(15,281)
General and administrative	(568,963)	(196,883)	(122,965)	(33,164)	(921,975)	(131,673)	59,662	(993,986)
Gain (loss) on disposal of property, plant and equipment and intangibles	78,952	7,936	(1,433)	-	85,455	-	-	85,455
Other operating income, net	44,195	8,265	8,898	920	62,278	1,756	-	64,034
Operating income (loss)	915,432	494,213	251,759	(28,966)	1,632,438	(86,478)	-	1,545,960
Share of profit (loss) of subsidiaries, joint ventures and associates	(932)	(53)	392	-	(593)	(43,438)	-	(44,031)
Operating income before finance income (expenses) and income and social contribution taxes	914,500	494,160	252,151	(28,966)	1,631,845	(129,916)	-	1,501,929
Depreciation of PP&E and amortization of intangible assets charges	314,511	192,241	65,838	4,053	576,643	18,888	-	595,531
Amortization of contractual assets with customers – exclusive rights	287,800	1,636	-	-	289,436	-	-	289,436
Amortization of right-of-use assets	177,039	41,015	19,482	40	237,576	5,094	-	242,670
Total of depreciation and amortization	779,350	234,892	85,320	4,093	1,103,655	23,982	-	1,127,637

(1)

Includes in the line “General and administrative” and revenue on disposal of PP&E and intangibles the amount of R$ 154,640 in 2021 (R$ 87,363 in 2020) of expenses related to Ultrapar's holding structure, including the Presidency, Financial Board, Legal Board, Board of Directors and Fiscal Council, Risk, Compliance and Audit Board and Sustainability Board.

(2)

The “Others” column consists of financial income and expenses, income tax and social contribution of the segments, the parent company Ultrapar and the subsidiaries Serma, Imaven Imóveis Ltda. (“Imaven”), Ultrapar International, UVC Investimentos, UVC - Fundo de investimento and equity of joint ventures of ConectCar, until September 30, 2021 and RPR.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	2019 – Re-presented
Income	Ipiranga	Ultragaz	Ultracargo	Subtotal	Others	Elimination	Total

Net revenue from sales and services	75,452,481	7,094,825	540,758	83,088,064	44,063	(127,397)	83,004,729
Transactions with third parties	75,451,946	7,091,031	462,368	83,005,345	(616)	-	83,004,729
Intersegment transactions	535	3,794	78,390	82,719	44,678	(127,397)	-
Cost of products and services sold	(71,962,747)	(6,104,952)	(261,025)	(78,328,724)	533	119,405	(78,208,786)
Gross profit	3,489,734	989,873	279,733	4,759,340	44,595	(7,992)	4,795,943
Operating income (expenses)
Selling and marketing	(1,228,136)	(394,798)	(8,683)	(1,631,617)	(143)	-	(1,631,760)
Loss allowance (reversion) for expected credit losses	(3,942)	(31,370)	87	(35,225)	-	-	35,225)
General and administrative	(770,028)	(210,361)	(124,767)	(1,105,156)	(122,286)	7,992	(1,219,450)
Gain (loss) on disposal of property, plant and equipment and intangibles	13,285	2,677	(807)	15,155	(13,455)	-	1,700
Other operating income, net	186,982	12,953	(62,392)	137,543	2,486	-	140,029
Operating income (loss)	1,687,895	368,974	83,171	2,140,040	(88,803)	-	2,051,237
Share of profit (loss) of subsidiaries, joint ventures and associates	(24,782)	(5)	1,370	(23,417)	10,708	-	(12,709)
Operating income before finance income (expenses) and income and social contribution taxes	1,663,113	368,969	84,541	2,116,623	(78,095)	-	2,038,528
Depreciation of PP&E and amortization of intangible assets charges	275,294	186,221	59,618	521,133	30,636	-	551,768
Amortization of contractual assets with customers – exclusive rights	355,055	195	-	355,250	-	-	355,250
Amortization of right-of-use assets	164,543	31,264	20,673	216,480	128	-	216,609
Total of depreciation and amortization	794,892	217,680	80,291	1,092,863	30,764	-	1,123,627

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	2021
Cash flow	Ipiranga	Ultragaz	Ultracargo	Abastece aí	Subtotal Segments	Others (3)	Elimination	Total

Acquisition of property, plant, and equipment	386,693	336,871	298,272	636	1,022,472	5,947	-	1,028,419
Acquisition of intangible assets	156,498	30,150	15,819	34,824	237,291	197	-	237,488
Payments of contractual assets with customers – exclusive rights	420,261	-	-	-	420,261	-	-	420,261
Decarbonization credits (see Note 16)	176,837	-	-	-	176,837	-	-	176,837

	2020 - Re-presented
Cash flow	Ipiranga	Ultragaz	Ultracargo	Abastece aí	Subtotal Segments	Others (3)	Elimination	Total

Acquisition of property, plant, and equipment	245,980	276,470	211,287	5,149	738,886	11,732	-	750,618
Acquisition of intangible assets	85,337	32,613	5,596	10,285	133,831	20,703	-	154,534
Payments of contractual assets with customers – exclusive rights	351,233	4,812	-	-	356,045	-	-	356,045
Decarbonization credits (see Note 16)	125,345	-	-	-	125,345	-	-	125,345

	2019 – Re-presented
Cash flow	Ipiranga	Ultragaz	Ultracargo	Subtotal Segments	Others (3)	Elimination	Total

Acquisition of property, plant, and equipment	284,882	222,082	206,369	713,333	7,446	-	720,779
Acquisition of intangible assets	70,193	27,702	617	98,512	12,739	-	111,251
Payments of contractual assets with customers – exclusive rights	327,346	2,722	-	330,068	-	-	330,068

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	12/31/2021
Assets	Ipiranga	Ultragaz	Ultracargo	Abastece aí	Subtotal Segments	Others (3)	Assets from subsidiaries held for sale	Total

Total assets (excluding intersegment transactions)	21,050,793	3,233,736	2,675,453	152,212	27,112,194	897,246	11,000,917	39,010,357

	12/31/2020
Assets	Ipiranga	Ultragaz	Oxiteno	Ultracargo	Extrafarma	Abastece aí	Subtotal Segments	Others (3)	Elimination	Total
Total assets (excluding intersegment transactions)	18,761,207	2,927,061	8,892,850	2,197,675	1,845,038	85,787	34,709,618	1,540,544	-	36,250,162

(3)

The “Others” column comprises the parent company Ultrapar (including goodwill from certain acquisitions) and the subsidiaries Serma, Imaven, Ultrapar International, UVC Investimentos and UVC - Fundo de investimento.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)
	2021	2020	2019
		Re-presented	Re-presented
Income before financial result, income and social contribution taxes	1,769,380	1,501,929	2,038,528
Financial result, net	(762,732)	(550,348)	(673,351)
Income before income and social contribution taxes	1,006,648	951,581	1,365,177
Additions to PP&E and intangible assets (excluding intersegment account balances):
Ultragaz	367,021	309,083	249,784
Ipiranga	550,874	338,848	370,864
Ultracargo	316,873	218,898	217,377
Abastece aí	35,460	15,434	-
	1,270,228	882,263	838,025
Others (1)	6,143	32,437	20,185
Total additions to PP&E and intangible assets, excluding decarbonization credits (see Notes 15 and 16)	1,276,371	914,700	858,210
Asset retirement obligation – fuel tanks (see Note 22)	(451)	(163)	(290)
Capitalized borrowing costs	(10,013)	(9,385)	(25,890)
Total investments in PP&E and intangible assets (cash flow)	1,265,907	905,152	832,030
Addition on contractual assets with customers – exclusive rights (see Note 12):
Ipiranga	689,986	543,382	330,068
Ultragaz	-	5,703	-
Total	689,986	549,085	330,068

(1)

The “Others” column comprises the parent company Ultrapar (including goodwill from certain acquisitions) and the subsidiaries Serma, Imaven, Ultrapar International, UVC Investimentos and UVC – Fundo de investimento.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b. Geographic area information

The right-of-use assets, PP&E and intangible assets of the Company and its subsidiaries are located in Brazil, except those related to Oxiteno’ plants abroad, which were reclassified to assets of subsidiaries held for sale on December 31, 2021, for further details see Note 3.b, as shown below:

	12/31/2021	12/31/2020
United States of America	-	1,152,876
Mexico	-	163,042
Uruguay	-	90,347
	-	1,406,265

The subsidiaries generate revenue from operations in Brazil, as well as from exports of products to foreign customers, as disclosed below:

	2021	2020	2019
		Re-presented (i)	Re-presented (i)
Net revenue from sale and services:
Brazil	109,598,146	73,941,162	82,927,227
Other Latin American countries	69,523	45,356	40,655
United States of America and Canada	35,279	29,935	16,906
Europe	18,876	34,460	17,058
Others	11,018	7,143	2,883
Total	109,732,842	74,058,056	83,004,729

(i)	For further information see Note 3.c.3.

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

The monitoring of compliance of the Policy and possible issues is the responsibility of the Risk and Investment Committee, (“Committee”), which is composed of CFO, Treasury Director, Controller and other directors designated by the CFO and which meet quarterly. The monthly monitoring of Policy standards is responsibility of the CFO.

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

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b. Currency risk

Most transactions of the Company, through its subsidiaries, are located in Brazil and therefore, the reference currency for risk management is the Brazilian Real. Currency risk management is guided by neutrality of currency exposures and considers the risks of the Company and its subsidiaries and their exposure to changes in exchange rates. The Company considers as its main currency exposures the changes in assets and liabilities in foreign currency.

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

Assets and liabilities in foreign currencies are stated below, translated into Brazilian Reais:

b.1 Assets and liabilities in foreign currencies

	12/31/2021	12/31/2020
Assets in foreign currency
Cash, cash equivalents and financial investments in foreign currency (except hedging instruments)	122,242	1,413,276
Foreign trade receivables, net of loss allowance for expected credit losses and advances to foreign customers	1,324	307,829
Other assets	186,548	1,767,626
Asset exposure from subsidiaries held for sale	3,839,194	-
	4,149,308	3,488,731
Liabilities in foreign currency
Financing in foreign currency, gross of transaction costs and discount	(8,860,833)	(9,246,707)
Payables arising from imports, net of advances to foreign suppliers	(649,107)	(633,013)
Liabilities exposure from subsidiaries held for sale	(884,402)	-
	(10,394,342)	(9,879,720)
Foreign currency hedging instruments	2,933,572	4,837,554
Foreign currency hedging instruments from subsidiaries held for sale	1,786,471	-
Net liability position – total	(1,524,991)	(1,553,435)
Net (liability) asset position – income statement effect	(498,604)	186,306
Net liability position – equity effect from subsidiaries held for sale	(1,026,387)	(1,739,741)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b.2 Sensitivity analysis of assets and liabilities in foreign currency

For the base scenario, future market curves as of December 31, 2021 were used applied on the net position of the Company exposed to the currency risk, simulating the effects of appreciation and devaluation of the Real in the income statement, impacted by the average U.S. dollar of R$ 5.6514 on December 31,2021.

The table below shows the effects of exchange rate changes on the net liability position of R$ 1,524,991 in foreign currency as of December 31, 2021:

	Risk	Scenario
		Base
Income statement effect	Real devaluation	(25,230)
	Net effect	(25,230)
Income statement effect	Real appreciation	25,230
	Net effect	25,230

c. Interest rate risk

The Company and its subsidiaries adopt policies for borrowing and investing financial resources and for capital cost minimization. The financial investments of the Company and its subsidiaries are primarily held in transactions linked to the DI, as set forth in Note 5. Borrowings primarily relate to financing from Banco do Brasil, as well as debentures and borrowings in foreign currency, as shown in Note 17.

The Company attempts to maintain most of its financial interest assets and liabilities at floating rates.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

c.1 Assets and liabilities exposed to floating interest rates

The financial assets and liabilities exposed to floating interest rates are demonstrated below:

	Note	12/31/2021	12/31/2020
DI
Cash equivalents	5.a	1,943,164	2,241,852
Financial investments	5.b	1,607,608	3,749,852
Loans and debentures	17.a	(4,855,517)	(6,947,362)
Liability position of foreign exchange hedging instruments – DI	33.g	(2,283,625)	(2,124,146)
Liability position of fixed interest instruments + IPCA – DI	33.g	(2,364,583)	(2,203,705)
Net liability position in DI		(5,952,953)	(5,283,509)
TJLP
Loans – TJLP	17.a	(326)	(29,803)
Net liability position in TJLP		(326)	(29,803)
LIBOR
Asset position of foreign exchange hedging instruments – LIBOR	33.g	279,047	260,958
Loans – LIBOR	17.a	(275,936)	(573,484)
Net liability position in LIBOR		3,111	(312,526)
Total net liability position exposed to floating interest		(5,950,168)	(5,625,838)

c.2 Sensitivity analysis of floating interest rate risk

For sensitivity analysis of floating interest rate risk, in December 31, 2021 the Company used the market curves of the reference indexes (DI, TJLP, LIBOR and SELIC) as a base scenario.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The tables below show the incremental expenses and income that would be recognized in finance income, if the market curves of floating interest at the base date were applied to the average balances of the current year, due to the effect of floating interest rate.

		12/31/2021
	Risk	Scenario
		Base
Exposure of interest rate risk
Interest effect on cash equivalents and financial	Increase in DI	153,160
Interest effect on debt in DI	Increase in DI	(360,652)
Interest rate hedging instruments (liabilities in DI) effect	Increase in DI	(221,157)
Incremental expenses		(428,649)
Interest effect on debt in TJLP	Increase in TJLP	(7)
Incremental expenses		(7)
Foreign exchange hedging instruments (assets in LIBOR) effect	Increase in LIBOR	11
Interest effect on debt in LIBOR	Increase in LIBOR	(94)
Incremental expenses		(83)

d. Credit risks

The financial instruments that would expose the Company and its subsidiaries to credit risks of the counterparty are basically represented by cash and bank deposits, financial investments, hedging instruments (see Note 5), and trade receivables (see Note 6).

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

The credit risk of financial institution and government of cash, cash equivalents and financial investments is summarized below:

	Fair value
Counterparty credit rating	12/31/2021	12/31/2020
AAA	3,606,000	8,190,428
AA	740,879	317,894
A	116,594	163,838
Total	4,463,473	8,672,160

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

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The subsidiaries of the Company maintained the following loss allowance for expected credit losses balances on trade receivables:

	12/31/2021	12/31/2020
Ipiranga	422,542	447,389
Ultragaz	135,565	113,621
Oxiteno (*)	-	16,430
Extrafarma (*)	-	73
Ultracargo	1,526	1,594
Total	559,633	579,107

(*) On December 31, 2021 the balances were reclassified to assets of subsidiaries held for sale.

The table below presents information about credit risk exposure, resulting from the additions of the balances of trade receivables and reseller financing:

	12/31/2021			12/31/2020
	Weighted average rate of losses	Accounting balance	Provision for losses	Weighted average rate of losses	Accounting balance	Provision for losses
Current	0.6%	3,901,536	23,476	1.2%	3,751,067	44,091
less than 30 days	7.3%	109,284	8,005	2.2%	134,836	2,939
31-60 days	20.4%	57,545	11,746	8.2%	43,207	3,563
61-90 days	23.0%	39,177	9,016	10.9%	42,589	4,630
91-180 days	49.1%	50,588	24,818	36.8%	76,158	28,062
more than 180 days	57.5%	838,532	482,572	55.7%	890,756	495,822
		4,996,662	559,633		4,938,613	579,107

The information about loss allowance for expected credit losses balances by geographic area are as follows:

	12/31/2021	12/31/2020
Brazil	559,532	568,461
United States of America and Canada	3	1,146
Other Latin America countries	15	271
Europe	66	9,120
Others	17	109
	559,633	579,107

For more information about the allowance for loss allowance for expected credit losses, see Notes 6.a and 6.b.

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

The table below shows the positions of derivative financial instruments to hedge commodity price risk at December 31, 2021:

Derivative	Contract			Notional amount (m 3)		Notional amount (USD thousands)		Fair value (R$ thousands)
	Position	Product	Maturity	12/31/2021	12/31/2020	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Term	Sold	Heating Oil	jan-22	167,255	108,429	103,148	42,399	2,269	(563)
Term	Sold	RBOB	jan-22	29,413	-	17,112	-	(967)	-
								1,302	(563)

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

The Company and its subsidiaries believe to have sufficient working capital, sources of financing and income from continuing operation to meet their current needs. The gross indebtedness due over the next twelve months totals R$ 3,605,377, including estimated interest on loans (for quantitative information, see Note 17.a). Furthermore, the business investments made in 2021 totaled R$ 1,883,839. On December 31, 2021, the Company and its subsidiaries had R$ 4,084,196 in cash, cash equivalents, and short-term financial investments (for quantitative information, see Note 5).

The table below presents a summary of financial liabilities as of December 31, 2021 by the Company and its subsidiaries, listed by maturity. The amounts disclosed in this table are the contractual undiscounted cash outflows, and, therefore, these amounts may be different from the amounts disclosed on the balance sheet.

Financial liabilities	Total	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
Loans including future contractual interest (1) (2)	19,825,386	3,605,377	5,081,235	4,237,708	6,901,066
Currency and interest rate hedging instruments (3)	747,861	214,846	272,208	169,274	91,533
Trade payables	5,789,954	5,789,954	-	-	-
Leases payable	2,145,602	304,007	505,547	370,828	965,220

(1)	To calculate the estimated interest on loans some macroeconomic assumptions were used, including averaging for the period the following: (i) DI of 11.74% to 2022 and 10.32% to 2023; (ii) exchange rate of the Real against the U.S. dollar of R$ 5.75 in 2022, R$ 5.45 in 2023, R$ 5.10 in 2024 and R$ 4.90 as from 2025; (iii) TJLP of 6.08%; (iv) IPCA of 5.11% in 2022, 3.32% in 2023, 3.1% in 2024 and 3.0% as from 2025. (source: B3, Bulletin Focus and financial institutions).
(2)	Includes estimated interest payments on short-term and long-term loans until the payment date.
(3)	The currency and interest rate hedging instruments were estimated based on projected U.S dollar futures contracts and the futures curves of DI x prefixed rate and DI x IPCA contracts quoted on B3 on December 31, 2021 and on the futures curve of LIBOR (ICE – Intercontinental Exchange) and commodities heating oil contracts quoted on New York Mercantile Exchange (“NYMEX”) on December 31, 2021. In the table above, only the hedging instruments with negative results at the time of settlement were considered.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

f. Capital management

The Company manages its capital structure based on indicators and benchmarks. The key performance indicators related to the capital structure management are the weighted average cost of capital, net debt / EBITDA, interest coverage, and indebtedness / equity ratios. Net debt is composed of cash, cash equivalents, and financial investments (see Note 5) and loans, including debentures (see Note 17). The Company can change its capital structure depending on the economic and financial conditions, in order to optimize its financial leverage and capital management. The Company seeks to improve its return on invested capital by implementing efficient working capital management and a selective investment program.

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

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes the position of hedging instruments entered by the Company and its subsidiaries:

Designated as hedge accounting

Product	Hedged object	Rates agreement		Maturity	Note	Notional amount [1]		Fair value
		Assets	Liabilities			12/31/2021	12/31/2020	12/31/2021	12/31/2020
Foreign exchange swap	Debt	USD + 4.65%	104.87% DI	sep-23	33.h.1	USD 125,000	USD 185,000	212,510	298,889
Foreign exchange swap	Debt	USD + LIBOR-3M + 1.14%	105.00% DI	jun-22	33.h.1	USD 50,000	USD 50,000	109,332	94,782
Interest rate swap	Debt	4.59% + IPCA	102.00% DI	sep-28	33.h.1	R$ 2,266,054	R$ 806,054	166,468	203,837
Interest rate swap	Debt	6.47%	99.94% DI	nov-24	33.h.1	R$ 90,000	R$ 90,000	(9,044)	3,498
Term	Firm commitments	BRL	Heating Oil	jan-22	33.h.1	USD 120,260	USD 42,399	1,302	(563)
NDF	Firm commitments	BRL	USD	jan-22	33.h.1	USD 68,361	USD 23,124	5,702	(733)
								486,270	599,710

Not designated as hedge accounting

Product	Hedged object	Rates agreement		Maturity	Notional amount [1]		Fair value
		Assets	Liabilities		12/31/2021	12/31/2020	12/31/2021	12/31/2020
Foreign exchange swap	Debt	USD + 0.18%	55.5% DI	-	-	USD 320,000	-	300,000519,260
NDF	Firm commitments	USD	BRL	jun-22	USD 625,762	USD 378,550	3,463	(112,152)
Interest rate swap	Debt	2.67%	100% DI	-	-	R$ 1,300,000	-	(5)
Interest rate swap	Debt	5.25%	DI - 1.36%	jun-29	USD 300,000	-	(126,752)	-
							(123,289)	407,103

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

The foreign exchange hedging instruments designated as fair value hedge are:

In thousands, except the DI %	12/31/2021	12/31/2020
Notional amount – US$	175,000	235,000
Result of hedging instruments – gain/(loss) – R$	21,812	574,378
Fair value adjustment of debt – R$	47,064	(13,131)
Finance expense in the statements of profit or loss – R$	(105,059)	(597,735)
Average effective cost – DI %	104.9	104.1

For more information, see Note 17.c.1.

The interest rate hedging instruments designated as fair value hedge are:

In thousands, except the DI %	12/31/2021	12/31/2020
Notional amount – US$	2,226,054	806,054
Result of hedging instruments – gain/(loss) – R$	(17,922)	67,446
Fair value adjustment of debt – R$	166,374	(18,446)
Finance expense in the statements of profit or loss – R$	(245,710)	(99,555)
Average effective cost – DI %	102.0	95.8

For more information, see Notes 17.f.2, 17.f.4, 17.f.6, 17.f.8, 17.f.9 and f.10.

In thousands, except the DI %	12/31/2021	12/31/2020
Notional amount – US$	90,000	90,000
Result of hedging instruments – gain/(loss) – R$	(10,088)	6,528
Fair value adjustment of debt – R$	11,756	3,250
Finance expense in the statements of profit or loss – R$	(5,914)	(8,968)
Average effective cost – DI %	99.9	99.9

For more information, see Note 17.f.7.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The foreign exchange hedging instruments and commodities designated as fair value hedge are as described below and are concentrated in subsidiary IPP. The purpose of this relationship is to transform the cost of the imported product from fixed to variable until the moment of blend the fuel, as occurs with the price practiced in its sales. The IPP realizes these operations with over-the-counter derivatives that are designated in a hedge accounting relationship, as a fair value hedge in an amount equivalent to the inventories of imported product.

In thousands	12/31/2021	12/31/2020
Notional amount – US$	188,621	65,523
Result of hedging instruments – gain/(loss) – R$	(129,670)	(87,448)
Fair value adjustment of inventories – R$	(4,352)	18,468

h.2 Cash flow hedge

The Company and its subsidiaries designate, as cash flow hedge for protection against variations arising from exchange rate changes, derivative financial instruments to hedge firm commitments and non-derivative financial instruments to hedge highly probable future transactions.

On December 31, 2021, the notional amount of foreign exchange hedging instruments for highly probable future transactions designated as cash flow hedge, related to notes in the foreign market totaled US$ 386,787 (US$ 468,215 on December 31, 2020). On December 31, 2021, the unrealized gain of “Other comprehensive income” is R$ 7,880 (loss of R$ 315,403 on December 31, 2020), net of deferred IRPJ and CSLL. The impacts and balances of cash flow hedge are recognized at Oxiteno, a group company that was reclassified as held for sale and discontinued operations.

h.3 Net investment hedge in foreign entities

The Company and its subsidiaries designate, as net investment hedge in foreign entities, notes in the foreign market, for hedging net investment in foreign entities, to offset changes in exchange rates.

On December 31, 2021 the balance of foreign exchange hedging instruments designated as net investments hedge in foreign entities, related to part of the investments made in entities which functional currency is other than the Brazilian Real, totaled US$ 95,000 (US$ 95,000 on December 31, 2020), being recognized a loss in “Other comprehensive income” of R$ 24,064 on December 31, 2021 (loss of R$ 73,108 on December 31, 2020), net of deferred income and social contribution taxes. The effects of exchange variation on investments and notes in the foreign market were offset in shareholders' equity.

The impacts and balances of net investments hedge in foreign are recognized at Oxiteno, a group company that was reclassified as held for sale and discontinued operations

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

i. Gains (losses) on hedging instruments

The following tables summarize the value of gains (losses) recognized, which affected the equity of the Company and its subsidiaries:

	12/31/2021
	Profit (loss)	Equity
a – Currency swaps receivable in U.S. dollars (i) and (ii) and commodities	(205,680)	-
b – Interest rate swaps in R$ (iii)	(101,488)	-
c – Non-derivative financial instruments (iv)	21,547	(753,655)
Total	(285,621)	(753,655)

	12/31/2020
	Profit (loss)	Equity
a – Currency swaps receivable in U.S. dollars (i) and (ii) and commodities	497,210	-
b – Currency swaps payable in U.S. dollars (ii)	(330,999)	80
c – Interest rate swaps in R$ (iii)	58,131	-
d – Non-derivative financial instruments (iv)	(919,219)	(737,471)
Total	(694,877)	(737,391)

	12/31/2019
	Profit or loss	Equity
a – Currency swaps receivable in U.S. dollars (i) and (ii) and commodities	230,000	-
b – Currency swaps payable in U.S. dollars (ii)	(1,667)	(80)
c – Interest rate swaps in R$ (iii)	(4,035)	-
d – Non-derivative financial instruments (iv)	(262,098)	(348,959)
Total	(37,800)	(349,039)

(i)	Does not consider the effect of exchange rate variation of exchange Swaps receivable in U.S. dollars when this effect is offset in the gain or loss of the hedged item (debt/firm commitments).
(ii)	Considers the designation effect of foreign exchange hedging.
(iii)	Considers the designation effect of interest rate hedging in Brazilian Reais; and
(iv)	Considers the results of notes in the foreign market (for more information see Note 17.b).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

j. Fair value of financial instruments

The fair values and the carrying values of the financial instruments, including currency and interest rate hedging instruments, are stated below:

			12/31/2021		12/31/2020
	Category	Note	Carrying value	Fair value	Carrying value	Fair value
Financial assets:
Cash and cash equivalents
Cash and bank	Measured at amortized cost	5.a	334,547	334,547	405,081	405,081
Financial investments in local currency	Measured at fair value through other comprehensive income	5.a	1,943,164	1,943,164	2,241,852	2,241,852
Financial investments in foreign currency	Measured at fair value through profit or loss	5.a	2,363	2,363	14,561	14,561
Financial investments:
Fixed-income securities and funds in local currency	Measured at fair value through profit or loss	5.b	1,607,608	1,607,608	3,643,286	3,643,286
Fixed-income securities and funds in local currency	Measured at fair value through other comprehensive income	5.b	-	-	31,315	31,315
Fixed-income securities (guarantee of loans)	Measured at amortized cost	5.b	-	-	75,251	75,251
Fixed-income securities and funds in foreign currency	Measured at fair value through other comprehensive income	5.b	103,239	103,239	1,278,940	1,278,940
Currency and interest rate hedging and commodities instruments	Measured at fair value through profit or loss	5.b	472,552	472,552	981,874	981,874
Trade Receivables	Measured at amortized cost	6.a	3,438,995	3,367,012	3,391,122	3,369,766
Reseller Financing	Measured at amortized cost	6.b	998,034	992,359	968,384	965,645
Total			8,900,502	8,822,844	13,031,666	13,007,571
Financial liabilities:
Financing	Measured at fair value through profit or loss	17.a	1,011,374	1,011,374	1,308,928	1,308,928
Financing	Measured at amortized cost	17.a	8,082,323	8,380,088	9,406,013	10,186,947
Debentures	Measured at amortized cost	17.a	4,599,525	4,529,439	5,450,751	5,363,621
Debentures	Measured at fair value through profit or loss	17.a	2,487,244	2,487,244	1,093,365	1,093,365
Leases payable	Measured at amortized cost	14	1,348,311	1,348,311	1,833,288	1,833,288
Commodities, currency and interest rate hedging instruments	Measured at fair value through profit or loss	17.a	197,177	197,177	117,159	117,159
Trade payables	Measured at amortized cost	18	5,789,954	5,727,724	4,040,652	4,008,457
Subscription warrants – indemnification	Measured at fair value through profit or loss	25	51,296	51,296	86,439	86,439
Total			23,567,204	23,732,653	23,336,595	23,998,204

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

  The subscription warrants – indemnification was measured based on the share price of Ultrapar (UGPA3) at the financial statements date and are adjusted to the Company’s dividend yield, since the exercise was only possible from 2020 onwards and they were not entitled to dividends until then. The number of shares of subscription warrants – indemnification was also adjusted according to the changes in the amounts of provision for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014 (see Note 25).

  The fair value calculation of notes in the foreign market is based on the quoted price in an active market (see Note 17.b).

The fair value of other financial investments, financing and leases payable was determined using calculation methodologies commonly used for fair value reporting, which consist of calculating future cash flows associated with each instrument adopted and adjusting them to present value at the market rates as of the date of the financial statements. For some cases where there is no active market for the financial instrument, the Company and its subsidiaries can use quotes provided by the transaction counterparties.

The interpretation of market information and the choice of calculation methodologies for the fair value requires considerable judgment and estimates to obtain a value deemed appropriate to each situation. Consequently, the estimates presented do not necessary indicate the amounts that may be realizable.

Financial instruments were classified as financial assets or liabilities measured at amortized cost, except (i) all exchange rate and interest rate hedging instruments, which are measured at fair value through profit or loss, financial investments classified as measured at fair value through profit or loss and financial investments that are classified as measured at fair value through other comprehensive income (see Note 5.b), (ii) loans and financing measured at fair value through profit or loss (see Note 17.a), (iii) guarantees to customers that have vendor arrangements (see Note 17.i), which are measured at fair value through profit or loss, and (iv) subscription warrants – indemnification, which are measured at fair value through profit or loss (see Note 25). Cash, banks, trade receivables and reseller financing are classified as measured at amortized cost. Trade payables, leases payable and other payables are classified as financial liabilities measured at amortized cost.

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

The table below shows the categories of the financial assets and financial liabilities:

	Category	Note	12/31/2021	Level 1	Level 2
Financial assets:
Cash and cash equivalents
Cash and bank	Measured at amortized cost	5.a	334,547	-	-
Financial investments in local currency	Measured at fair value through other comprehensive income	5.a	1,943,164	-	1,943,164
Financial investments in foreign currency	Measured at fair value through profit or loss	5.a	2,363	2,363	-
Financial investments:
Fixed-income securities and funds in local currency	Measured at fair value through profit or loss	5.b	1,607,608	1,607,608	-
Fixed-income securities and funds in foreign currency	Measured at fair value through other comprehensive income	5.b	103,239	-	103,239
Currency and interest rate hedging and commodities instruments	Measured at fair value through profit or loss	5.b	472,552	-	472,552
Trade Receivables	Measured at amortized cost	6.a	3,367,012	-	-
Reseller Financing	Measured at amortized cost	6.b	992,359	-	-
Total			8,822,844
Financial liabilities:
Financing	Measured at fair value through profit or loss	17.a	1,011,374	-	1,011,374
Financing	Measured at amortized cost	17.a	8,380,088	-	-
Debentures	Measured at amortized cost	17.a	4,529,439	-	-
Debentures	Measured at fair value through profit or loss	17.a	2,487,244	-	2,487,244
Leases payable	Measured at amortized cost	14	1,348,311	-	-
Commodities, currency and interest rate hedging instruments	Measured at fair value through profit or loss	17.a	197,177	-	197,177
Trade payables	Measured at amortized cost	18	5,727,724	-	-
Subscription warrants – indemnification (1)	Measured at fair value through profit or loss	25	51,296	-	51,296
Total			23,732,653

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Category	Note	12/31/2020	Level 1	Level 2
Financial assets:
Cash and cash equivalents
Cash and bank	Measured at amortized cost	5.a	405,081	-	-
Financial investments in local currency	Measured at fair value through other comprehensive income	5.a	2,241,852	-	2,241,852
Financial investments in foreign currency	Measured at fair value through profit or loss	5.a	14,561	14,561	-
Financial investments:
Fixed-income securities and funds in local currency	Measured at fair value through profit or loss	5.b	3,643,286	3,643,286	-
Fixed-income securities and funds in local currency	Measured at fair value through other comprehensive income	5.b	31,315	-	31,315
Fixed-income securities (guarantee of loans)	Measured at amortized cost	5.b	75,251	-	-
Fixed-income securities and funds in foreign currency	Measured at fair value through other comprehensive income	5.b	1,278,940	30,245	1,248,695
Currency and interest rate hedging and commodities instruments	Measured at fair value through profit or loss	5.b	981,874	-	981,874
Trade Receivables	Measured at amortized cost	6.a	3,369,766	-	-
Reseller Financing	Measured at amortized cost	6.b	965,645	-	-
Total			13,007,571
Financial liabilities:
Financing	Measured at fair value through profit or loss	17.a	1,308,928	-	1,308,928
Financing	Measured at amortized cost	17.a	10,186,947	-	-
Debentures	Measured at amortized cost	17.a	5,363,621	-	-
Debentures	Measured at fair value through profit or loss	17.a	1,093,365	-	1,093,365
Leases payable	Measured at amortized cost	14	1,833,288	-	-
Commodities, currency and interest rate hedging instruments	Measured at fair value through profit or loss	17.a	117,159	-	117,159
Trade payables	Measured at amortized cost	18	4,008,457	-	-
Subscription warrants – indemnification (1)	Measured at fair value through profit or loss	25	86,439	-	86,439
Total			23,998,204
(1)	Refers to subscription warrants issued by the Company in the Extrafarma acquisition.

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

For the sensitivity analysis of foreign exchange hedging instruments as of December 31, 2021, management adopted as a base scenario the Real/U.S. dollar exchange rates at maturity of each swap, projected by U.S dollar futures contracts quoted on B3. As a reference, the exchange rate for the last maturity of foreign exchange hedging instruments is R$ 10.25 (R$ 8.23 as of December 31, 2020) in the base scenario.

Based on the balances of the hedging instruments and hedged items as of December 31, 2021, the exchange rates were replaced, and the changes between the new balance in Brazilian Reais and the original balance in Brazilian Reais were calculated in each of the scenarios. The table below shows the change in the values of the main derivative instruments and their hedged items, considering the changes in the exchange rate in the different scenarios:

12/31/2021	Risk	Scenario Base
Currency swaps receivable in U.S. dollars
(1) U.S. Dollar / Real swaps	Dollar appreciation	137,304
(2) Debts / firm commitments in dollars		(137,301)
(1)+(2)	Net effect in result	3
Currency swaps payable in U.S. dollars
(3) Real / U.S. Dollar swaps	Dollar devaluation	49,935,747
(4) Gross margin of Oxiteno/Ipiranga		(49,935,747)
(3)+(4)	Net effect in result	-
Cash Flow Hedge
(1) Cash Flow Hedge	Dollar devaluation	528,360
(2) Debts		(528,360)
(1)+(2)	Net effect in equity	-
Net Investment hedge in foreign entities
(1) Net Investment Hedge	Dollar devaluation	252,423
(2) Debts		(252,423)
(1)+(2)	Net effect in equity	-

For sensitivity analysis of hedging instruments for interest rates in Brazilian Reais as of December 31, 2021, the Company used the futures curve of the DI x Pre contract quoted on B3 as of December 31, 2021 for each of the swap and debt (hedged item) maturities, to determine the base scenario.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Based on the scenarios of interest rates in Brazilian Reais, the Company estimated the values of its debt and hedging instruments according to the risk which is being hedged (variations in the pre-fixed interest rates in Brazilian Reais), by projecting them to future value at the contracted rates and bringing them to present value at the interest rates of the estimated scenarios. The results are shown in the table below:

12/31/2021	Risk	Scenario Base
Interest rate swap (Real) – Debentures - CRA
(1) Fixed rate swap - DI	Decrease in Pre-fixed rate	(20,053,149)
(2) Fixed rate debt		20,053,149
(1)+(2)	Net effect in result	-

34. Commitments

a. Contracts

a.1 Subsidiary Ultracargo Logística has agreements with CODEBA, with the Complexo Industrial Portuário Governador Eraldo Gueiros and with the company Empresa Maranhense de Administração Portuária, in connection with its port facilities in Aratu, Suape and Itaqui, respectively. Such agreements establish a minimum cargo movement of products, as shown below:

Port	Minimum movement per year	Maturity
Aratu	900,000 ton.	2022
Suape	250,000 ton.	2027
Suape	400,000 ton.	2029
Aratu	465,403 ton.	2031
Itaqui	1,222,377 m³	2049

If the annual movement is less than the minimum contractual movement, the subsidiary is liable to pay the difference between the effective movement and the minimum contractual movement, based on the port tariff rates in effect on the date established for payment. As of December 31, 2021, these rates were R$ 8.37 and R$ 2.67 per ton for Aratu and Suape, respectively and R$ 0.85 per m³ for Itaqui. According to contractual conditions and tolerances, on December 31, 2021 there were no material obligations regarding the minimum purchase limits of the contract.

b. Insurance coverage

The Company is supported by insurance policies with the objective of covering several risks to which it is exposed.

In the insurance policies the maximum compensation values based on the risk analysis of certain locations.

The General Liability Insurance program covers the Ultrapar and its subsidiaries with a maximum aggregate coverage of US$ 250 million.

The Company maintains liability insurance policies for directors, executive officers and council to indemnify Ultrapar and its subsidiaries in the total amount of US$ 80 million.

In addition, group life and personal accident, health and national and international transportation and other insurance policies are also maintained.

The coverage and limit of the insurance policies are based on a careful study of risks and losses conducted by independent insurance advisors, being the type and amounts of insurance are considered by management to be sufficient to cover potential losses based that may occur in view of the nature of the activities conducted by the companies.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

c. Area port lease

On March 22, 2019, Ultrapar, through its subsidiary IPP, won the port concessions of three areas with minimum storage capacity of 64 thousand m³ (unaudited) located at the port of Cabedelo, in the state of Paraíba, and one area with minimum storage capacity of 66 thousand m³ (unaudited) at the port of Vitória, in the state of Espírito Santo, which will be designated for handling, storage and distribution of fuels. These concessions were carried out by two consortiums of which IPP holds one third of the total participation. For the port of Cabedelo, the companies Nordeste Logística I, Nordeste Logística II and Nordeste Logística III were incorporated, in partnership with Raízen Combustível S.A. and Petrobrás Distribuidora S.A. For the port of Vitória, the company Navegantes was incorporated, in partnership with Raízen Combustível S.A. and Petrobrás Distribuidora S.A. The total investments related to IPP’s participation is up to R$160 million (unaudited) for a concession term of 25 years.

On April 5, 2019, Company, through its subsidiary IPP and Ultracargo Logística, also won three concessions. IPP won two concessions in the port of Miramar, in Belém, state of Pará: (i) area BEL02A, through a consortium 50% owned by IPP, that shall have minimum storage capacity of 41 thousand m³ (unaudited), and (ii) area BEL04, which is currently operated by IPP with minimum storage capacity of 23 thousand m³ (unaudited). Such areas will be operated for at least 15 years, according to the auction notice. For the area BEL02A, Latitude was incorporated, together with Petróleo Sabbá S.A. Ultracargo Logística won the concession of area VDC12 in the port of Vila do Conde, in Barcarena, state of Pará. The minimum storage capacity will be 59 thousand m³ (unaudited). The area will be operated by Ultracargo Logística for at least 25 years, according to the auction notice. For the area VDC12, Tequimar Vila do Conde was incorporated (see Note 4.b).

On April 9, 2021, the Company, through its subsidiary Ultracargo Logística, won the auction for leasing the IQI13 area in the Itaqui port, State of Maranhão, for storage and handling of liquid bulk products, especially fuels. In the leased area, a new terminal will be built with a minimum installed capacity of 79 thousand cubic meters (unaudited). The lease will have a minimum duration of 20 years according to the auction notice. For this capacity, an investment of approximately R$ 310 million is estimated, including the amount related to the grant, to be disbursed in up to six years after signing of the contract.

35. Subsequent events

a. Issuance of Extrafarma subscription bonus shares

On February 23, 2022, the Company’s Board of Directors approved the issuance of 43,925 common shares within the authorized capital limit provided by art. 6 of the Company's Bylaws, due to the partial exercise of the rights conferred by the subscription warrants (see note 25) issued at the time of the conclusion of the purchase of Extrafarma by the Company, approved by the extraordinary general meeting of the Company held in January 31, 2014. The share capital of the Company will therefore be represented by 1,115,151,608 common shares, all of which are registered and without par value.

b. Impact of the conflict between Ukraine and Russia

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

On February 24, 2022, a full-scale military invasion of Ukraine by Russian troops was reported. Since then, global markets have been experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between these countries. Although the length and impact of the ongoing military conflict are highly unpredictable, the conflict in Ukraine has led and could further lead to market disruptions, including significant volatility in commodity prices, including crude oil and natural gas, which could impact the prices of LPG and oil-based fuel, and demand in the markets in which we operate. Additionally, governments in the United States and many other countries have imposed economic sanctions on certain Russian individuals, including politicians, and Russian corporate and banking entities. These sanctions, or even the threat of further sanctions, could result in Russia taking countermeasures or retaliatory actions which may lead to further market disruptions and an increase in crude oil and natural gas prices globally, which could negatively impact our business and operations.

Moreover, an eventual new global financial crisis could have a negative impact on our cost of borrowing and on our ability to obtain future borrowings. The disruptions in the financial markets could also lead to a reduction in available trade credit due to counterparties’ liquidity concerns. If we experience a decrease in demand for our products or an increase in delinquencies in our accounts receivable, or if we are unable to obtain borrowings our businesses, financial condition and results of operations could be materially adversely affected.

Additionally, the rapid escalation of COVID-19 pandemic across the world since the beginning of 2020 has had, and can continue to have, a number of negative impacts on our businesses, financial condition and results of operations.

c. Tender offers to purchase notes

On April 7, 2022, the subsidiary Ultrapar International commenced cash tender offers to purchase in the international market (i) up to the totality of the 5.25% notes due in 2026 and (ii) up to the Maximum Acceptance Amount of the 5.25% notes due in 2029, both issued by Ultrapar International and outstanding in the international market. The tender offers were subject to a maximum aggregate tender amount of US$ 550,003, which could be increased to up to US$ 600,000 at the sole discretion of Ultrapar International, consisting of the total amount to be spent by Ultrapar International in the purchase of the outstanding notes. The 2029 notes tender offer was also subject to a maximum acceptance amount corresponding to the difference between the maximum aggregate tender amount and the aggregate principal amount of the 2026 notes tendered and accepted for purchase (the “Maximum Acceptance Amount”).

As a result of the cash tender offers, Ultrapar International received valid offers for the purchase of 2026 and 2029 notes in the aggregate principal amount of US$ 114,329 and US$ 606,106, respectively. In view of this, it was decided to exercise their right to increase the initial aggregate tender amount to up to US$ 599,996, which was used to purchase (i) all of the 2026 tendered notes and (ii) the equivalent to the aggregate principal amount of US$ 485,667 of the 2029 tendered notes, representing 20.79% and 57.14% of the 2026 and 2029 outstanding notes, respectively. The purchase of the 2026 notes was settled on April 14 and 18, 2022, while the purchase of the 2029 notes was settled on April 27, 2022.

d. Update on Extrafarma’s sale process

Additionally, on May 18, 2021, Ultrapar entered into a share purchase and sale agreement for the sale of all shares of Extrafarma to Pague Menos. The completion of this transaction is subject to usual conditions precedent in such deals, including the approval by CADE. On May 7, 2022, CADE’s General Superintendent’s Office recommended the approval of the transaction, contingent on the execution of a Merger Control Agreement (“Acordo em Controle de Concentrações”) between Pague Menos and CADE, whereby Pague Menos shall undertake certain remedial measures to mitigate potential competitive issues arising out of the transaction. The recommendation made by the General’s Superintendent’s Office is now subject to CADE’s Tribunal review, which shall issue a final decision on the matter.

