Form 20-F
period 2022-12-31
ULTRAPAR HOLDINGS INC
filed 2023-04-26
CIK 1094972

As filed with the Securities and Exchange Commission on April 25, 2023

 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Rodrigo de Almeida Pizzinatto, Chief Financial and Investor Relations Officer

Brigadeiro Luis Antônio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

Telephone: 55 11 3177 7014

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each Exchange on which registered

Common shares, with no par value (represented by, and traded only in the form of American Depositary Shares, evidenced by American Depositary Receipts, with each American Depositary Share representing one common share)

	UGP	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

The number of outstanding shares of each class as of December 31, 2022.

Title of Class	Number of Shares Outstanding
Common Stock	1,089,014,097

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Ultrapar is a Brazilian company with over 85 years, with its origins going back to 1937, when Ernesto Igel founded Ultragaz, a pioneer in the distribution of liquefied petroleum gas (LPG) as cooking gas. Since then, Ultrapar has become one of the largest business groups in Brazil, with an outstanding position in the energy and infrastructure segments.

Since 1999, Ultrapar’s shares are traded under an ADR Level III program on the New York Stock Exchange – NYSE, and on the São Paulo Stock Exchange – B3 S.A. Since 2011, the Company’s shares have been listed on B3’s Novo Mercado, the segment with the highest standards of corporate governance in Brazil.

As of December 31, 2022, Ultrapar owned three main companies:

  Ultragaz: pioneer and leading company in LPG distribution in Brazil, Ultragaz is a reference in innovation and has been expanding its offer of energy solutions for its customers. Ultragaz operates in Brazil directly or through resellers with professionals visiting several customers daily. In 2022, Ultragaz served approximately 59 thousand business customers in the bulk segment, 583 thousand customers of Individual Billing and more than 11 million households in the bottled segment through a network of approximately 5.8 thousand independent retailers.
  Ultracargo: the leading company in the independent liquid bulk storage terminals sector in Brazil, Ultracargo is present in the country’s main ports with modern terminals to store and handle different products, such as fuels, biofuels, chemicals, corrosives and vegetable oils.
  Ipiranga: one of the largest Brazilian fuels and lubricant distribution companies and one of the most valuable brands in the country, with a network of more than 6.7 thousand service stations, in addition to 1.6 thousand AmPm stores, the largest convenience store franchise in Brazil.

On December 31, 2021, our former wholly owned subsidiaries, Oxiteno and Extrafarma, were classified as assets and liabilities held for sale and discontinued operations, due to signing of a share purchase agreement with Indorama in August 2021 and with Pague Menos in May 2021, respectively. The sales of Oxiteno and Extrafarma were closed on April 1, 2022 and on August 1, 2022, respectively, and as a result these companies are no longer part of Ultrapar’s business portfolio as of these dates. For more information on our continuing and discontinued operations, please see "Item 4.A. Information on the Company—History and development of the Company—A.1. Continuing operations” and “—A.2. Discontinued operations.”

GLOSSARY AND OTHER CONVENTIONS

References in this annual report to “Ultrapar”, “we”, “our”, “us” and “the Company” are to Ultrapar Participações S.A. and its consolidated subsidiaries (unless the context otherwise requires). In addition, all references in this annual report to:

  “2018 Shareholders’ Agreement” has the meaning given to such term in “Item 4.A. Information on the Company—History and development of the Company—Corporate events.” The 2018 Shareholders’ Agreement is incorporated by reference to Exhibit 2.4;
  “2020 Shareholders’ Agreement” has the meaning given to such term in “Item 4.A. Information on the Company—History and development of the Company—Corporate events.” The 2020 Shareholders’ Agreement is incorporated by reference to Exhibit 2.10;
  “abastece aí” are to Ultrapar’s subsidiary that operates in the digital payment segment, combining the abastece aí app and the Km de Vantagens loyalty program;
  “ABD” are to Associação Brasileira de Downstream (Brazilian Downstream Association);
  “ABF” are to Associação Brasileira de Franchising (Brazilian Franchising Association);
  “ABTL” are to Associação Brasileira de Terminais de Líquidos, the Brazilian association of liquid bulk terminal operators;
  “Adonai” are to Adonai Química S/A;
  “ADSs” are to our American Depositary Shares, each representing (i) one common share, with respect to any period on or after August 17, 2011; or (ii) one non-voting preferred share, with respect to any period prior to August 17, 2011;
  “Ageo” are to Ageo Terminais e Armazéns Gerais S.A.;
  “AmPm” are to Ipiranga’s convenience stores franchise network that operate under the brand AmPm, managed by AmPm Comestíveis Ltda.;
  “ANFAVEA” are to Associação Nacional dos Fabricantes de Veículos Automotores, the Brazilian association of vehicle producers;
  “ANP” are to Agência Nacional do Petróleo, Gás Natural e Biocombustíveis, the Brazilian oil, natural gas and biofuels regulatory agency;
  “ANPEI” are to Associação Nacional de Pesquisa e Desenvolvimento das Empresas Inovadoras, the National Association for Research and Development of Innovative Companies;
  “ANTAQ” are to Agência Nacional de Transportes Aquaviários;
  “ANVISA” are to Agência Nacional de Vigilância Sanitária, the Brazilian health surveillance agency established by Federal Law No. 9,782/99 and regulated by Decree No. 3,029/99;
  “APPA” are to Administração dos Portos de Paranaguá e Antonina (Administration of the Ports of Paranaguá and Antonina);
  “ARLA” are to Agente Redutor Líquido Automotivo (Automotive Liquid Reducing Agent);
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
  “CADE” are to Conselho Administrativo de Defesa Econômica, the Brazilian Antitrust Authority;
  “Cartão de Todos” are to TODOS Empreendimentos Ltda;
3

  “Cattalini” are to Cattalini Terminais Marítimos S.A.;
  “CBios” are to financial assets traded on B3, issued by biofuel producers, as a means for fossil fuel distributors to meet RenovaBio’s decarbonization targets;
  “CBL” are to Chevron Brasil Ltda. (currently Ipiranga), a former subsidiary of Chevron that, together with Galena, held Texaco;
  “CBPI” are to Companhia Brasileira de Petróleo Ipiranga, a company that was merged into Ipiranga in November 2009;
  “Central Bank” are to Banco Central do Brasil, the Brazilian central bank;
  “Chevron” are to Chevron Latin America Marketing LLC and Chevron Amazonas LLC;
  “CIDE” are to Contribuições de Intervenção no Domínio Econômico (Contributions for Intervention in the Economic Domain), a Brazilian tax contribution levied on the import and sale of gasoline, diesel, aviation kerosene, liquefied petroleum gas (LPG), and others;
  “CNPE” are to Conselho Nacional de Política Energética (National Energy Policy Council), advisory body to the President of Brazil, created by Law No. 9,478/97, intended for the formulation of energy policies and guidelines;
  “Code” are to the U.S. Internal Revenue Code of 1986, as amended;
  “Commodity Exception” are to gains derived from “qualified active sales” of commodities and “qualified hedging transactions” involving commodities, within the meaning of the applicable U.S. Treasury regulations;
  “CONAMA” are to Conselho Nacional do Meio Ambiente (National Council of the Environment);
  “ConectCar” are to ConectCar Soluções de Mobilidade Eletrônica S.A., a joint-venture initially formed by Ipiranga and OTP (Odebrecht Transport S.A.), which started its operations in 2012. In 2016, Redecard S.A. acquired OTP’s interest in ConectCar. In June 2021, Ultrapar entered into a share purchase agreement for the sale of its equity interest in ConectCar to a subsidiary of Porto Seguro. The transaction was closed in October 2021. As a result, ConectCar is no longer part of Ultrapar’s business portfolio;
  “Conversion” are to the conversion of all preferred shares issued by the Company into common shares, at a ratio of 1 preferred share for 1 common share, as approved at the Extraordinary General Shareholders’ Meeting and the special preferred Shareholders’ Meeting, both held on June 28, 2011;
  “Copagaz” are to Copagaz Distribuidora de Gás S.A.;
  “Cosan” are to Cosan S.A.;
  “CVM” are to Comissão de Valores Mobiliários, the Securities and Exchange Commission of Brazil;
  “Deposit Agreement” are to the Deposit Agreement between Ultrapar Participações S.A. and the Bank of New York Mellon, dated September 16, 1999, and all subsequent amendments thereto;
  “DI” are to Certificados de Depósito Interbancário, the Brazilian money market interest rate;
  “DNP” are to Distribuidora Nacional de Petróleo Ltda., a company that was acquired by Ipiranga in 2010 and was merged into Ipiranga in 2011;
  “DOC” are to Documento de Ordem de Crédito (Credit Order Document);
  “DPPI” are to Distribuidora de Produtos de Petróleo Ipiranga S.A., a company that was merged into CBPI in 2008;
  “ESG” are to Environmental, Social and Governance;

  “Extrafarma” are to Imifarma Produtos Farmacêuticos e Cosméticos S.A., a wholly-owned subsidiary of Ipiranga, which is wholly-owned by Ultrapar. In May 2021, Ultrapar entered into a share purchase agreement for the sale of Extrafarma to Pague Menos. The transaction was closed on August 1, 2022 and, as a result, Extrafarma is no longer part of Ultrapar’s business portfolio as of this date. For more information, see “Item 4.A. Information on the Company—History and development of the Company—A.2. Discontinued operations—Extrafarma”;
  “Extrafarma Transaction” are to the exchange of shares of Extrafarma for Ultrapar’s shares on January 31, 2014, as described in “Item 4.A. Information on the Company—History and development of the Company—A.2. Discontinued operations —Extrafarma;”
  “FGV” are to Fundação Getúlio Vargas;
  “Fogás” are to Sociedade Fogás Ltda.;
  “Galena” are to Sociedade Anônima de Óleo Galena Signal, a former subsidiary of Chevron that, together with CBL, held Texaco;
  “GDP” are to gross domestic product;
  “GHG” are to greenhouse gas;
  “HSE” are to Health, Safety and Environment, the set of procedures which study and implement the practical aspects of occupational health, workplace safety and environmental protection;
  "I-RECs” are to International Renewable Energy Certificates;
  “IAS” are to International Accounting Standard;
  “IASB” are to International Accounting Standards Board;
  “IBGE” are to Instituto Brasileiro de Geografia e Estatística, the Brazilian Institute of Geography and Statistics;
  “IBP” are to Instituto Brasileiro de Petróleo e Gás, the Brazilian Institute of Oil and Gas;
  “ICMS” are to Imposto sobre Circulação de Mercadorias e Serviços, the Tax on the Circulation of Goods and Services;
  “Iconic” are to Iconic Lubrificantes S.A., formerly CBLSA, an association formed by Ipiranga and Chevron, which started its operations in 2017;
  “iFood” are to iFood.com Agência de Restaurantes Online S.A.;
  “IFRS” are to International Financial Reporting Standards as issued by IASB;
  “IGP-M” are to Índice Geral de Preços – Mercado, the General Index of Market Prices of Brazilian inflation calculated by FGV;
  “Individual Billing” are to a segment of Ultragaz consumers who, despite living in buildings or condominiums, measure their consumption individually;
  “Indorama” are to Indorama Ventures PLC;
  “IPCA” are to Índice Nacional de Preços ao Consumidor Amplo, the Extended National Consumer Price Index calculated by IBGE;
  “Ipiranga” are to Ultrapar’s subsidiaries that operate in the fuel distribution business and related activities;
  “Ipiranga Group” are to RPR, DPPI, CBPI, Ipiranga Química S.A. (“IQ”), Ipiranga Petroquímica S.A. (“IPQ”), Companhia Petroquímica do Sul S.A. (“Copesul”) and their respective subsidiaries prior to their sale to Ultrapar, Petrobras and Braskem;

  “IRS” are to U.S. Internal Revenue Service;
  “Itaúsa” are to Itaúsa – Investimentos Itaú S.A.;
  “Km de Vantagens” are to Km de Vantagens (Km of Advantages Program) loyalty program, part of abastece aí business;
  “Liquigás” are to Liquigás Distribuidora S.A.;
  “LPG” are to liquefied petroleum gas;
  “Nacional Gás” are to Nacional Gás Butano Distribuidora Ltda.;
  “NEOgás” are to NEOgás do Brasil Gás Natural Comprimido S.A.;
  “Novo Mercado” are to Novo Mercado listing segment of B3;
  “NYSE” are to New York Stock Exchange;
  "Odfjell" are to Terminals Granel Química Ltda;
  "Oiltanking" are to Oiltanking Terminais Ltda.;
  “Opla” are to Terminal de Combustiveis Paulinia S.A;
  “Oxiteno” are to Oxiteno S.A. – Indústria e Comércio, our wholly-owned subsidiary and its subsidiaries that produce ethylene oxide and its principal derivatives, fatty alcohols and other specialty chemicals. In August 2021, Ultrapar entered into a share purchase agreement for the sale of Oxiteno to Indorama. The transaction was closed on April 1, 2022 and, as a result, Oxiteno is no longer part of Ultrapar’s business portfolio as of this date. For more information see “Item 4.A. Information on the Company—History and development of the Company—A.2. Discontinued operations —Oxiteno”;
  “Pague Menos” are to Empreendimentos Pague Menos S.A.;
  “Pandenor” are to Pandenor Importação e Exportação LTDA;
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
  “Petrobras” are to Petrobras – Petróleo Brasileiro S.A.;
  “Petrochemical Business” are to IQ, IPQ and IPQ’s stake in Copesul;
  “Porto Seguro” are to Porto Seguro S.A.;
  “PFIC” are to Passive Foreign Investment Company;
  “PIS and COFINS taxes” are to Programa de Integração Social (the Integration Program Taxes) and Contribuição para o Financiamento da Securidade Social (the Contribution for the Financing of Social Security Taxes), respectively;
  “Raízen” are to Raízen S.A.;
  “Real”, “Reais” or “R$” are to Brazilian Reais, the official currency of Brazil;
  “RecargaPay” are to RecargaPay Instituição de Pagamento Ltda.;
  “Repsol” are to Repsol Gás Brasil S.A., a company that was acquired by Ultragaz in 2011 and was merged into Ultragaz in 2012;
6

  “RPR” are to Refinaria de Petróleo Riograndense S.A. (formerly Refinaria de Petróleo Ipiranga S.A.), a joint-venture owned by Petrobras, Braskem and Ultrapar;
  “SEC” are to the U.S. Securities and Exchange Commission;
  “Securities Act” are to the U.S. Securities Act of 1933, as amended;
  “Selic” are to the Brazilian base interest rate;
  “SHV Energy” are to the energy segment of Group Steenkolen Handels-Vereeniging;
  “Sindicom” are to the Brazilian association of fuel distributors;
  “Stella” are to Stella GD Intermediação de Geração Distribuída de Energia Ltda;
  “STF” are to Supremo Tribunal Federal, the Brazilian Federal Supreme Court;
  "Stolthaven" are to Stolthaven Santos LTDA;
  “SUDENE” are to Superintendência do Desenvolvimento do Nordeste, the development agency of the Northeast of Brazil;
  “Supergasbrás” are to Supergasbrás Energia Ltda.;
  “TEAS” are to Terminal Exportador de Álcool de Santos Ltda., a company acquired by Ultracargo in March 2018;
  “TED” are to Transferência Eletrônica Disponível (Eletronic Transfer Available);
  "Temape" are to Terminais Marítimos de Pernambuco S/A;
  “Temmar” are to Terminal Marítimo do Maranhão S.A., a company acquired by Ultracargo in 2012 and merged into Ultracargo Logística in 2013;
  “Terin” are to Cpa Terminal Paranaguá S.A;
  “Texaco” are to the Texaco-branded fuel marketing business in Brazil, previously carried-out by CBL and Galena, companies that were acquired by Ipiranga in 2009;
  “TPV” are to total payment volume, which represents the total amount of transactions carried out through abastece aí in Reais;
  “Tropical” are to Tropical Transportes Ipiranga Ltda.;
  “TRR” are to Transportador Revendedor Retalhista (Retail Wholesale Resellers), specialized resellers in the fuel distribution;
  “U.S. holder” has the meaning given to such term in “Item 10. Additional information—E. Taxation—U.S. federal income tax considerations;”
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
  “Ultragaz” are to Ultragaz Participações, composed of Cia. Ultragaz, which operates mainly in the distribution of LPG, and of Ultragaz Energia, which provides other types of energy, beyond LPG;
  “Ultrapar International” are to Ultrapar International S.A.;
  “União Terminais” are to União Terminais e Armazéns Gerais Ltda., a company that was merged into Ultracargo Logística in 2008;
  “União Vopak” are to União Vopak Armazéns Gerais Ltda., a joint-venture in which Ultracargo has a 50% stake;
  “Unipar” are to União das Indústrias Petroquímicas S.A.;
  “US$”, “U.S. dollar” or “U.S. dollars” are to the United States dollar;
  “Vibra” are to Vibra Energia S.A.;
  “Vopak” are to Vopak Brasil S.A.;

PRESENTATION OF FINANCIAL INFORMATION

Our audited consolidated financial statements included in Item 18 were prepared in accordance with IFRS as issued by the IASB, and include our Consolidated statement of financial position as of December 31, 2022 and 2021 and the related Consolidated statements of income, comprehensive income, changes in equity and cash flows – indirect method for the years ended December 31, 2022, 2021 and 2020, as well as notes thereto (the “Consolidated Financial Statements”).

There are no standards, amendments and interpretations to IFRS issued by IASB which are effective and could have a material impact in the financial statements for the periods ended on December 31, 2022 and 2021 that have not been adopted by the Company.

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

On December 31, 2021, our former wholly owned subsidiaries, Oxiteno and Extrafarma, were classified as assets and liabilities held for sale and discontinued operations, due to signing of a share purchase agreement with Indorama in August 2021 and with Pague Menos in May 2021, respectively. The sales of Oxiteno and Extrafarma were closed on April 1, 2022 and on August 1, 2022, respectively, and as a result these companies are no longer part of Ultrapar’s business portfolio as of these dates. In 2022, Ultrapar has ceased to present abastece aí as a separate segment, due to the small relevance of this business relative to the overall results of the Company.

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables and charts may not be an arithmetic aggregation of the figures that precede them.

Market share and economic information

All market share information, unless otherwise specified, related to (i) the LPG business was obtained from ANP, (ii) the fuel distribution business was obtained from IBP and ANP and (iii) the liquid bulk storage industry was obtained from ABTL. Unless otherwise specified, all macroeconomic data are obtained from IBGE, FGV and the Central Bank. Although we do not have any reason to believe any of this information is inaccurate in any material respect, we have not independently verified any such information.

Financial information in U.S. Dollars

Solely for the convenience of the reader, we have translated some amounts included in this annual report from Reais into U.S. dollars using the commercial selling rate as reported by the Central Bank on December 31, 2022 of R$5.22 to US$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. Such translations should not be construed as representations that the Real amounts represent or have been or could be converted into U.S. dollars as of that or any other date.

Non-GAAP financial measures

This annual report presents our Gross and Net Debt, which are non-GAAP financial measures. A non-GAAP financial measure is generally defined as one that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure.

We calculate Gross Debt as loans, financing and derivative financial instruments plus debentures. We calculate Net Debt as the sum of Gross Debt plus leases payable minus cash, cash equivalents, financial investments and derivative financial instruments. Our calculations of Gross and Net Debt may differ from the calculations of similarly titled measures used by other companies.

Our management believes that disclosure of Gross and Net Debt is useful to potential investors as it helps to give them a clearer understanding of our financial liquidity. However, Gross and Net Debt are not measures under IFRS and should not be considered as a substitute for measures of indebtedness determined in accordance with IFRS. For a reconciliation of Gross and Net Debt to the most directly comparable IFRS measure, see “Item 4.B. Information on the Company—Business overview—Key financial information.”

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act subject to risks and uncertainties, including our estimates, plans, forecasts and expectations regarding future events, strategies and projections. We may also make written or oral forward-looking statements in our annual report to shareholders, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or revise any forward-looking statements after we distribute this annual report because of new information, future events and other factors. Words such as “believe,” “expect,” “may,” “will,” “plan,” “strategy,” “prospect,” “foresee,” “estimate,” “project,” “outlook,” “anticipate,” “can,” “intend” and similar words are intended to identify forward-looking statements. We have made forward-looking statements with respect to, among other things, our:

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
  The political environment in Brazil;
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
  Ability to anticipate trends in the LPG, fuels and logistics, including changes in capacity and industry price movements;
  Changes in official regulations;
  Receipt of official authorizations and licenses;
  Political, economic and social events in Brazil and the other countries in which we have operations;
  Access to sources of financing and our level of indebtedness;
  Ability to integrate acquisitions;
  Regulatory issues relating to acquisitions;
  Instability and volatility in the financial markets;
  Climate changes;
  Availability of tax benefits;
  Outcome of current or future lawsuits; and
  Other factors contained in this annual report under “Item 3.D. Key information—Risk factors.”

Statements regarding the declaration or payment of dividends, the implementation of operating and financing strategies, capital expenditure plans, the direction of future operations and the factors or trends affecting the financial condition, liquidity or results of operations are examples of forward-looking statements. Forward-looking statements involve risks and uncertainties and are not a guarantee of future results. Considering the risks and uncertainties described above, the forward-looking events and circumstances discussed in this annual report might not occur and our future results may differ materially from those expressed in or suggested by these forward-looking statements.

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

Summary of risk factors

Risks relating to Ultrapar and its industries

  Petrobras is the main supplier of LPG and oil-based fuels in Brazil. Fuel and LPG distributors in Brazil, including Ipiranga and Ultragaz, have formal contracts with Petrobras for the supply of oil-derivatives. Any material delay or interruption in the supply of LPG or oil-based fuels from Petrobras would immediately affect Ultragaz’s or Ipiranga’s ability to provide LPG and oil-based fuels to their customers. In addition, Petrobras’ current divestment plan may have an adverse effect in our businesses;
  Intense competition is generally inherent to distribution markets, including the LPG and the fuel distribution markets and may affect our operating margins;
  Anticompetitive practices in the fuel distribution sector may distort market prices;
  LPG and oil-based fuels compete with alternative sources of energy. Competition with and the development of alternative sources of energy in the future may adversely affect the LPG and oil-based fuels market;
  Our businesses would be materially adversely affected if operations at our transportation and distribution facilities experienced significant events outside of our control;
  We may be adversely affected by changes to specific laws and regulations in our operating sectors;
  Any change in our senior management and any difficulty in retaining, attracting and replacing qualified personnel could affect our ability to grow and could have an adverse effect on our activities, financial condition and results of operations;
  Our level of indebtedness may require us to use a significant portion of our cash flow to service such indebtedness;
  Higher LPG, fuels and other raw material costs could increase cost of products sold and decrease gross margin, adversely affecting our total operating result. Our exposure to cost volatility and other events related to these products could have a material adverse effect on our businesses, financial condition, and results of operations;
  Our businesses may be materially and adversely affected by the outbreak of communicable diseases, such as the COVID-19 pandemic, or other epidemics or pandemics;
  We are subject to extensive federal and state legislation and regulation by governmental agencies responsible for implementing environmental and health laws and policies in Brazil;
  Our businesses, financial condition and results of operations may be materially and adversely affected by a general economic downturn and by instability and volatility in the financial markets, including as a result of the conflict between Ukraine and Russia;
  Our insurance coverage may be insufficient to cover losses that we might incur;
11

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
  The founding family and part of our senior management, through their ownership interest in Ultra S.A. and Parth, own a significant portion of our shares and may influence the management, direction and policies of Ultrapar, including the outcome of any matter submitted to the vote of shareholders;
  Our status as a holding company may limit our ability to pay dividends on the shares and consequently, on the ADSs;
  Failure to comply with, obtain or renew the licenses and permits required for each of the sectors in which we operate may have a material adverse effect on us;
  Our governance and compliance processes may fail to prevent regulatory penalties and reputational harm;
  Information technology failures, including those that affect the privacy and security of personal data, as a result of cyber-attacks or other causes, could adversely affect our businesses and the market price of our shares and ADSs; and
  The production, storage and transportation of LPG and other fuels are inherently hazardous.

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
  Holders of our ADSs may face difficulties in serving process on or enforcing judgments against us and other relevant persons;
  Due to concerns about the risks of climate change, a number of countries, including Brazil, have adopted or are considering adopting regulatory frameworks which could adversely affect our businesses, financial condition and results of operations;
  We may be adversely affected by the imposition and enforcement of more stringent environmental laws and regulations, including as a result of rising climate change concerns, that may result in increased costs of operation and compliance, as well as a decrease in demand for our products; and
  Floods, storms, windstorms, rise in sea level and other climate change events could bring harm to our facilities, thus affecting our financial position and results of our operations.
12

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

Risks relating to Ultrapar and its industries

Petrobras is the main supplier of LPG and oil-based fuels in Brazil. Fuel and LPG distributors in Brazil, including Ipiranga and Ultragaz, have formal contracts with Petrobras for the supply of oil-derivatives. Any material delay or interruption in the supply of LPG or oil-based fuels from Petrobras would immediately affect Ultragaz’s or Ipiranga’s ability to provide LPG and oil-based fuels to their customers. In addition, Petrobras’ current divestment plan may have an adverse effect in our businesses.

Prior to 1995, Petrobras held a constitutional monopoly for the production and importation of petroleum products in Brazil. Although this constitutional monopoly was formally terminated pursuant to an amendment to the Brazilian constitution enacted in 1995, Petrobras effectively remains the main provider of LPG and oil-based fuels in Brazil. In 2022, 86% of all the LPG purchased by Ultragaz was supplied by Petrobras and 14% was supplied by other companies.

With respect to fuel distribution, Petrobras also supplied the majority of Ipiranga and other distributors’ oil-based fuel requirements in 2022. Petrobras’ supply to Ipiranga is governed by an annual contract, under which the supply volume is established based on the volume purchased in the previous year. For further information, see “Item 4.B. Information on the Company—Business overview—Industry and regulatory overview—C. Fuel distribution—Ipiranga—Supply of fuels.”

Significant interruptions or delays of LPG and oil-based fuel supply from Petrobras could occur in the future. Any interruption in the supply of LPG or oil-based fuels from Petrobras would immediately affect Ultragaz or Ipiranga’s respective ability to provide LPG or oil-based fuels to its customers, and material delays in the supply could also impact our operations.

Additionally, Petrobras announced in 2021 that it would cease to guarantee the supply of fuels to the Brazilian market and informed distributors that a portion of their fuel purchase orders would not be fully met. As a result, fuel distribution companies, including Ipiranga, were required to purchase part of their fuels needs in the international market. Although Petrobras has adopted a pricing policy of pegging domestic fuel prices to international rates, during some periods the prices at which our products are imported or bought from other companies might be materially different from those charged by Petrobras. If we are not able to obtain an adequate volume of LPG or oil-based fuel at competitive prices or pass on the increase in costs to our customers, our operating margins, market share, financial condition and results of our operations may be adversely affected.

Moreover, Petrobras has made several changes to the composition of its management team and has undertaken a long-term divestment plan. We may be impacted by the privatization of some of the refineries owned by Petrobras, which could result in the adoption of different pricing and more restrictive supply policies, limiting our access to oil derivatives or affecting our costs, gross margins, and sales volumes. The current divestment plan suggests that Petrobras is scaling back its positions in refining and logistics, which may cause disruption in logistics services, changes to distribution policies and adversely affect the competitiveness of fuel distributors. It is not clear how these changes or any future changes in management may impact price adjustment policy and change the structure and long-term outlook of the fuel market. In addition, we cannot predict how the new elected government of Brazil will change the divestment plan implemented during the prior government.

Intense competition is generally inherent to distribution markets, including the LPG and the fuel distribution markets and may affect our operating margins.

The Brazilian LPG market is very competitive in all segments — residential, commercial, and industrial. Intense competition in the LPG distribution market could lead to lower sales volumes, lower selling prices and increased marketing expenses, which may have a material adverse effect on our operating margins. See “Item 4.B. Information on the Company—Business overview——Industry and regulatory overview—A. Distribution of liquefied petroleum gas—Ultragaz—Competition.”

The Brazilian fuel distribution market is highly competitive as well, in both retail and wholesale segments, with companies with significant resources participating in it. Furthermore, small, local and regional distributors have increased their market share in recent years. Intense competition in the fuel distribution market could lead to lower sales volumes, lower selling prices and increased marketing expenses, which may have a material adverse effect on our operating margins. See “Item 4.B. Information on the Company—Business overview—Industry and regulatory overview—C. Fuel distribution—Ipiranga—Competition.”

Anticompetitive practices in the fuel distribution sector may distort market prices.

In the recent past, anticompetitive practices have been one of the main problems affecting fuel distributors in Brazil, including Ipiranga. Generally, these practices have involved a combination of tax evasion and fuel adulteration, such as the dilution of gasoline by mixing solvents or adding anhydrous ethanol in an amount greater than that permitted by applicable law.

Taxes constitute a significant portion of the cost of fuels sold in Brazil. For this reason, tax evasion by some fuel distributors has been prevalent, allowing them to lower the prices they charge compared to large distributors, such as Ipiranga. As the final prices for the products sold by distributors, including Ipiranga, are calculated based on, among other factors, the amount of taxes levied on the purchase and sale of these fuels, anticompetitive practices such as tax evasion may reduce Ipiranga’s sales volume and could have a material adverse effect on our operating margins. Should there be any increase in the taxes levied on fuel, tax evasion may increase, resulting in a greater distortion of the prices of fuels sold and further adversely affecting our results of operations.

In recent years, the fuel distribution sector has been under scrutiny by Brazilian authorities, including CADE and public prosecutors, as there have been allegations of cartels involving price arrangements and certain other antitrust practices within the sector. The outcome of these ongoing investigations and administrative and judicial proceedings may have an adverse impact on the Company’s businesses and results. For example, as of December 31, 2022, Ipiranga had two administrative proceedings filed by CADE, both of which were classified by outside legal counsel to have a remote risk of loss.

LPG and oil-based fuels compete with alternative sources of energy. Competition with and the development of alternative sources of energy in the future may adversely affect the LPG and oil-based fuels market.

LPG competes with alternative sources of energy, such as natural gas, wood, diesel, fuel oil and electricity. Natural gas is currently the main source of energy that we compete with. Currently, on a national average, natural gas is less expensive than LPG for large industrial consumers, but more expensive for most of residential consumers. Changes in relative prices or the development of alternative sources of energy in the future may adversely affect the LPG market and consequently our business, financial results, and results of operations.

Our businesses would be materially adversely affected if operations at our transportation and distribution facilities experienced significant events outside of our control.

The distribution of LPG and fuels is subject to inherent risks, including interruptions or disturbances in the distribution system which may be caused by accidents or force majeure events, such as the COVID-19 pandemic. Our operations are dependent upon the uninterrupted operation of our terminals, storage and distribution facilities and various means of transportation. We are also dependent upon the uninterrupted operation of certain facilities owned or operated by our suppliers. Operations at our facilities and at the facilities owned or operated by our suppliers could be partially or completely shut down, temporarily or permanently, as the result of any number of circumstances that are not within our control, such as:

  Catastrophic events, including hurricanes and floods;
  Social and economic conflicts, terrorist events and wars, such as the ongoing conflict between Russia and Ukraine;
  Epidemics and pandemics, such as the COVID-19 pandemic (see “—Our businesses may be materially and adversely affected by the outbreak of communicable diseases, such as the COVID-19 pandemic, or other epidemics or pandemics”);
  Environmental matters (including environmental licensing processes or environmental incidents, contamination, and others);
  Labor difficulties (including work stoppages, strikes and other events); and
  Disruptions in our means of transportation, affecting the supply of our products.

Any significant interruption at these facilities or inability to transport products to or from these facilities or to our customers for any reason could subject us to liability in judicial, administrative, or other proceedings, including for disruptions caused by events outside of our control, which could materially affect our businesses and results.

Our businesses are also subject to stoppages and blockades of highways and other public roads, such as the Brazilian truck drivers’ strike in May 2018, when truck drivers started a nationwide strike demanding the reduction in taxes levied on diesel and changes to the fuel prices policy adopted by Petrobras. The stoppages and blockages of highways and other public roads may impact our businesses and financial results.

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

Any change in our senior management and any difficulty in retaining, attracting and replacing qualified personnel could affect our ability to grow and could have an adverse effect on our activities, financial condition and results of operations.

Our success depends, in part, on the efforts and skills of our senior management and key personnel. The loss or failure to retain one or more of our key personnel could adversely affect our businesses. Our success also depends, in part, on our continued ability to identify, hire, attract, train, develop and retain other highly qualified employees. Competition for these employees can be intense and we may not be able to attract and retain them. If we are unable to attract or retain qualified professionals to manage and expand our operations, we may not be able to conduct our businesses and, as a result, our operating and financial results may be adversely affected.

Our level of indebtedness may require us to use a significant portion of our cash flow to service such indebtedness.

As of December 31, 2022, our consolidated Gross Debt was R$13,274.1 million (US$2,542.9 million) and our net cash provided by operating activities from continuing operations totaled R$1,974.1 million (US$382.2 million). The level and composition of our indebtedness could have significant consequences for us, including requiring a portion of our cash flow from operations to be committed to the payment of principal and interest on our indebtedness, thereby reducing the available cash to finance our working capital and investment.

Higher LPG, fuels and other raw material costs could increase cost of products sold and decrease gross margin, adversely affecting our total operating result. Our exposure to cost volatility and other events related to these products could have a material adverse effect on our businesses, financial condition, and results of operations.

LPG, fuels and the main raw materials used in the distribution of our main products are subject to substantial price fluctuations, particularly those whose prices are denominated in foreign currency. Such fluctuations could have a material adverse effect on our businesses, financial condition, and results of operations. The prices of LPG, fuels and other raw materials are influenced by several factors over which we have little or no control, including, but not limited to, weather, agricultural production, international and national political and economic conditions, transportation and processing costs, regulations and government policies, and the relationship between world supply and demand. In addition, we may not be able to pass through to our customers, in due course, increases in LPG, fuels and other raw material costs and other operating costs related to the distribution of our products, which could decrease our profit margin and cause a material adverse effect in our activities, financial condition, and operating results.

Our businesses may be materially and adversely affected by the outbreak of communicable diseases, such as the COVID-19 pandemic, or other epidemics or pandemics.

Historically, some regional or global epidemics and outbreaks, such as the one caused by the Zika virus, the one caused by the Ebola virus, the H5N5 virus (popularly known as avian flu), the foot-and-mouth disease, the H1N1 virus (influenza A, popularly known as swine flu), the Middle East Respiratory Syndrome (MERS) and the Severe Acute Respiratory Syndrome (SARS) have affected certain sectors of the economy in countries where these diseases have spread. On March 11, 2020, the World Health Organization declared a pandemic, due to the global spread of COVID-19, a disease caused by the coronavirus (Sars-Cov-2). In response, the Brazilian Ministry of Health and the state and municipal governments have implemented policies designed to prevent or delay the spread of the disease, such as the restriction on circulation of people and social isolation, including the closing of commerce, parks and common areas. As a result, our businesses were materially and adversely affected by the COVID-19 pandemic and may be materially and adversely affected by the outbreak of other communicable diseases, including epidemics and pandemics.

The enactment of government policies and restrictions on the circulation of people and/or the operations of certain sectors of the economy led to a strong decline on demand (especially in 2020) and disruptions in the supply and value chains. The dissemination of COVID-19 also made us change our businesses’ practices, including additional hygienic practices for workplaces and employees and the adoption of remote working, considering the best interests and safety of our workforce, customers, and business partners. In addition, the COVID-19 pandemic has affected business and economic sentiment, causing significant volatility in global capital and commodity markets, and affecting the outlook of the economy of Brazil and other countries.

The implemented measures of social distancing, restrictions on the mobility of people and the operation of certain businesses due to the COVID-19 pandemic affected economic activity in Brazil over the last few years; however, these negative impacts were mitigated as local governments gradually lifted such restrictions in response to the increase in COVID-19 vaccinations. No significant effects were observed on the operations of the Company and its subsidiaries for the year ended December 31, 2022.

A global pandemic can also precipitate or exacerbate the other risks described in this annual report, which in turn could further materially and adversely affect our businesses, financial condition, results of operations, cash flows, prospects and the market price of our securities, including in ways not currently known or considered by us to present material risks.

We are subject to extensive federal and state legislation and regulation by governmental agencies responsible for implementing environmental and health laws and policies in Brazil.

Like other similar companies, our subsidiaries must obtain permits for its industrial facilities from the appropriate environmental agencies, which may create additional regulations for our operations by prescribing specific environmental standards in their operating licenses.

Changes in these laws and regulations, or in their enforcement, may adversely affect the Company by increasing its compliance and operating costs. Furthermore, additional new laws and regulations, as well as more stringent interpretation of existing laws and regulations, may require additional investments for the Company to maintain its operations in compliance with legislation, which could increase costs and adversely affect results.

In addition to regulatory issues, our environmental risks are mainly related to the use of water (especially in areas of water scarcity), the generation and disposal of waste and the contamination of soil and water.

In our operations, water is mainly used in emergencies involving fires. Our operations also generate waste, such as contaminated waste, civil construction waste, and others. Finally, soil and water contamination can occur due to leaks from products stored and transported by the group's companies. The occurrence of such events could result in fines, loss of operating licenses and reputational harm, consequently affecting our results and financial position.

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

Moreover, an eventual new global financial crisis could have a negative impact on our cost of borrowing and on our ability to obtain future borrowings. The disruptions in the financial markets could also lead to a reduction in available trade credit, due to counterparties’ liquidity concerns. If we experience a decrease in demand for our products or an increase in delinquencies in our accounts receivable, or if we are unable to obtain borrowings our businesses, financial condition and results of operations could be materially adversely affected.

Our insurance coverage may be insufficient to cover losses that we might incur.

The specialized distribution and retail, as well as the operations of logistics of oil, LPG and fuels involve substantial risks of property damage and personal injury and may result in material costs and liabilities. Although we maintain insurance policies, the occurrence of losses or other liabilities that are not covered by insurance or that exceed the limits of our insurance coverage could result in significant unexpected additional costs.

The suspension, cancellation or non-renewal of certain tax benefits may adversely affect our results of operations.

Currently, we are entitled to tax benefits providing for income tax reduction for our activities in the Northeast region of Brazil, subject to certain conditions. Conversely, if the corresponding tax authorities understand that we have not complied with any of the tax benefit requirements or if the current tax programs from which we benefit are modified, suspended, cancelled, not renewed or renewed under terms that are substantially less favorable than expected, we may become liable for the payment of related taxes at the full tax rates and our results of operations may be adversely affected. Income tax exemptions amounted to R$93.4 million, R$47.1 million and R$46.1 million, for the years ended December 31, 2022, 2021 and 2020, respectively. See “Item 4.B. Information on the Company—Business overview—Industry and regulatory overview—A. Distribution of liquefied petroleum gas—Ultragaz—Income tax exemption status” and “Item 4.B. Information on the Company—Business overview—Industry and regulatory overview—B. Storage services for liquid bulk —Ultracargo—Income tax exemption status.”

No single shareholder or group of shareholders holds more than 50% of our capital stock, which may increase the opportunity for alliances between shareholders and other events that may occur as a result thereof.

No single shareholder or group of shareholders holds more than 50% of our capital stock. Due to the absence of a controlling shareholder, we may be subject to future alliances or agreements between shareholders, which may result in the exercise of a relevant influence over our Company by them. In the event a controlling group is formed and decides to exercise its influence over our Company, we may be subject to unexpected changes in our corporate governance and strategies, including the replacement of key executive officers. Any unexpected change in our management team, business policy or strategy, any dispute between our shareholders, or any attempt to acquire control of our Company may have an adverse impact on us. The term of office of our current Board of Directors, the members of which were elected at the Annual and Extraordinary General Shareholders’ Meeting held on April 19, 2023, will expire in the Annual General Shareholders’ Meeting to be held in 2025. Consequently, a new composition of the Board of Directors might be elected by our shareholders.

As a result of acquisitions, Ultrapar has assumed and may assume in the future certain liabilities related to the businesses acquired or to be acquired. Additionally, Ultrapar has assumed and may assume certain risks associated with acquisitions and divestments, including regulatory risks.

Ultrapar has assumed certain liabilities of previously acquired businesses; therefore, certain existing financial obligations, legal liabilities or other known and unknown contingent liabilities or risks of the businesses acquired have become Ultrapar’s responsibility. Ultrapar may acquire new businesses in the future and, as a result, it may be subject to additional liabilities, obligations and risks. See “Item 4.A. Information on the Company—History and development of the Company” for more information in connection with these acquisitions.

In addition, Ultrapar is subject to risks relating to acquisitions and divestments that it enters into from time to time. Such risks include that the approval of such transactions may ultimately be refused by the relevant regulatory bodies, including CADE.

These liabilities may cause Ultrapar to be required to make payments (including indemnifications and future claims in judicial and arbitral proceedings), incur charges or take other actions that may adversely affect our financial position and results of operations and the price of our shares.

For example, the sale of Oxiteno to Indorama was closed on April 1, 2022, and the sale of Extrafarma to Pague Menos was closed on August 1, 2022. Thus, these two companies ceased to be consolidated as subsidiaries of Ultrapar and we no longer control their management or operations since then. However, under the applicable sale agreements, we will remain liable for certain previously existing financial obligations, legal liabilities or other known and unknown contingent liabilities or risks associated with Oxiteno and Extrafarma that may, if materialized, adversely affect our businesses, operations and/or results. In addition, as of December 31, 2022, the payment installments due by Indorama and Pague Menos amounted to US$150.0 million (equivalent to R$783.0 million as of December 31, 2022) and two installments of R$182.7 million, respectively. If Indorama and/or Pague Menos fail to make these payments, we would be adversely affected.

The founding family and part of our senior management, through their ownership interest in Ultra S.A. and Parth, own a significant portion of our shares and may influence the management, direction and policies of Ultrapar, including the outcome of any matter submitted to the vote of shareholders.

Although there is no controlling shareholder of Ultrapar, the founding family and part of our senior management, through their ownership interest in Ultra S.A., beneficially own 25.1% of our outstanding common stock. Ultra S.A., together with Parth, another branch of the Igel family, entered into a shareholders’ agreement on May 2, 2018 relating to their Ultrapar shares. On August 18, 2020, Ultra S.A. and Parth entered into the 2020 Shareholders’ Agreement to include Pátria, in its capacity as Ultra S.A.'s shareholder then holding a 20% stake in Ultra S.A.'s capital stock, as consenting intervening party, therefore bound by the provisions of the 2020 Shareholders' Agreement. The 2020 Shareholders’ Agreement replaced the 2018 Shareholders’ Agreement in its entirety, and the terms and conditions remain substantially the same of the latter. On September 28, 2021, Ultra S.A. informed the Company that Mr. Marcos Marinho Lutz, our Chief Executive Officer, had become a shareholder of Ultra S.A., holding 2.4% of its capital stock, and also had become a consenting intervening party of the 2020 Shareholders’ Agreement. A total of 34.7% of the Company’s capital stock is bound by the 2020 Shareholder’s Agreement as of April 14, 2023.

See “Item 4.A. Information on the Company—History and development of the Company”, “Item 7.A. Major shareholders and related party transactions—Major shareholders—Shareholders’ Agreements” and “Exhibit 2.10—Shareholders’ Agreement dated August 18, 2020.” Accordingly, these shareholders, acting together through Ultra S.A. and Parth, may exercise significant influence over all matters requiring shareholder approval, including the election of our directors.

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

Failure to comply with, obtain or renew the licenses and permits required for each of the sectors in which we operate may have a material adverse effect on us.

The Company's subsidiaries are in a constant process of obtaining or renewing the required permits to operate. Our subsidiaries must obtain and maintain such licenses and permits from different public bodies for the continuity of their activities. If the Company's subsidiaries are unable to obtain or renew all licenses and permits necessary to conduct their businesses and operations, the absence of such licenses could materially and adversely affect the Company's businesses, financial condition, and results of operations.

Our governance and compliance processes may fail to prevent regulatory penalties and reputational harm.

Our governance and compliance processes, which include reviewing internal controls over financial reporting, may not prevent future violations of applicable legal, anti-corruption, antitrust and conflicts of interest laws and regulations, accounting or governance standards. We may be subject to legal and regulatory violations and to breaches of our Code of Ethics, anti-corruption policies and commercial conduct protocols, and to instances of fraudulent behavior, corrupt, anticompetitive and unethical practices and dishonesty by our employees, contractors or other agents. In the recent past, anticompetitive practices have been one of the main problems affecting fuels and LPG distributors in Brazil, including Ipiranga and Ultragaz. There are allegations of cartels involved in price fixing in the fuel distribution and LPG sectors, and CADE has been targeting players of these sectors in different regions of Brazil. CADE has been actively investigating these sectors and a negative outcome of the ongoing investigations, administrative proceedings and lawsuits could have a material adverse effect on Ipiranga and Ultragaz. Our failure to comply with applicable laws and other standards could subject us to, among others, litigation, investigations, expenses, fines, loss of operating licenses and reputational harm. For more information about ongoing proceedings, see “Item 8.A. Financial information—Consolidated statements and other financial information—Legal proceedings.”

In addition, our management is responsible for establishing and maintaining adequate internal controls over financial reporting as defined under the Exchange Act. During our assessment of our internal controls over financial reporting as of December 31, 2022, we identified a material weakness. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. For more information, see “Item 15. Controls and Procedures”. If our efforts to remedy any identified inconsistencies and/or weaknesses are not sufficient, we could continue to experience material weaknesses in our internal controls in future periods which could result in a material misstatement in our consolidated financial statements.

Information technology failures, including those that affect the privacy and security of personal data, as a result of cyber-attacks or other causes, could adversely affect our businesses and the market price of our shares and ADSs.

We increasingly rely on information technology systems to process, transmit, and store electronic information. A significant portion of the communication between our personnel, customers, and suppliers depends on information technology. In addition, our billing systems relies heavily on technology infrastructure. As with all large systems, our information systems may be vulnerable to a variety of interruptions, due to events beyond our control including, but not limited to, natural disasters, terrorist attacks, telecommunications failures, computer viruses, hacker attacks, human errors or other security issues.

We depend on information technology to enable us to operate efficiently and interface with customers, as well as to maintain in-house management and control. We also collect and store non-public personal information that customers provide to purchase products or services, including personal information and payment information.

In addition, the concentration of processes in shared services centers means that any technology disruption could impact a large portion of our businesses within the operating regions we serve. Any transition of processes to, from or within shared services centers as well as other transformational projects, could lead to businesses’ disruptions. If we do not allocate, and effectively manage, the resources necessary to build and sustain the proper technology infrastructure, we could be subject to transaction errors, processing inefficiencies, loss of customers, operations disruptions, or the loss of or damage to intellectual property caused by security breach. As with all information technology systems, our system could also be penetrated by outside parties with the purpose of extracting information, corrupting information, or disrupting businesses’ processes.

In Brazil, we are subject to laws and regulations regarding data protection and privacy, including Brazilian Law No. 13,709/18 (Brazilian General Data Protection Law) or LGPD, which came into force on September 18, 2020. Inspired by the General Data Protection Regulation of the European Union, the LGPD sets forth a comprehensive set of rules on how companies, organizations and public authorities collect, use, process and store personal data when carrying out their activities.

The LGPD sets out a legal framework for the processing of personal data and provides, among others, for the rights of data subjects, the legal bases applicable to the protection of personal data, the requirements for obtaining consent, the obligations and requirements related to data breaches, requirements for international data transfers, among others. The LGPD also created the Autoridade Nacional de Proteção de Dados (National Data Protection Authority), or ANPD, responsible for enforcing the law. Most provisions of the LGPD entered into effect on September 18, 2020, while the provisions relating to administrative sanctions came into effect on August 1, 2021. On October 29, 2021, the Regulation on Supervision and Sanctioning Procedures approved by the ANPD was published, which governs, among other things, how the administrative sanctions provided for in the LGPD should be applied.

LGPD requires mandatory breach notification in case of relevant risk or damage to data holders and authorizes regulatory investigations that could lead to fines and other sanctions in case of non-compliance. As of the date of this annual report, we are not aware of any ongoing regulatory investigations affecting us. However, we cannot assure that we will not be subject to any such investigations and any resulting sanctions in the future, should any breaches take place.

LGPD, as well as any other changes to existing personal data protection laws, may subject us to, among other measures, additional costs and expenses, which would require costly changes to our businesses practices and security systems, policies, procedures and practices.

Our protections may be compromised as a result of third-party security breaches, burglaries, cyberattack, errors by employees or employees of third-party vendors, contractors, misappropriation of data by employees, vendors or unaffiliated third parties, or other irregularities that may result in persons obtaining unauthorized access to company data or otherwise disrupting our businesses.

For example, on January 11, 2021, an unauthorized party disrupted access to our IT systems, which caused a temporary interruption to our operations and resulted in the theft of certain proprietary data. On January 14, 2021, we began restoring the systems that were affected by this incident and all critical information systems have been fully operational since February 2021. No material impacts were incurred by the Company as a result of this event.

As of the date of this annual report, the Company does not carry insurance against cyber incidents. Therefore, similar interruptions, data breaches or any noncompliance with LGPD could have an adverse effect on our businesses, reputation, results of operations, cash flows or financial condition, or result in proceedings or actions against us, including the imposition of fines.

The production, storage and transportation of LPG and other fuels are inherently hazardous activities.

The operations performed by Ultrapar's businesses involve safety and other operational risks, including the handling, production, storage and transportation of highly flammable, explosive and toxic materials. These risks can result in bodily injury or death, damage to or destruction of facilities or equipment, and environmental damage. A sufficiently large accident at one of the service stations or storage facilities could force temporary suspension of activities at the site, resulting in significant remediation costs, lost revenues, and contingent liabilities. In addition, insurance coverage may not be available in a timely manner or may be insufficient to cover all losses. Equipment breakdowns, natural disasters and delays in obtaining imported products or spare parts or equipment could also affect the production process and, consequently, the results of operations and our reputation.

Risks relating to Brazil

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian political and economic conditions, including ongoing political instability and perceptions of these conditions in the international markets, could adversely affect our businesses and the market price of our shares and ADSs.

The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes substantial changes in policy and regulations. The Brazilian government’s actions to control inflation and affect other policies and regulations have involved price and wage controls, currency devaluations, capital controls, strong fiscal adjustments, and limits on imports, among other measures. Our businesses, financial condition and results of operations may be adversely affected by changes in policy or regulations involving or affecting tariffs, exchange controls and other matters, as well as factors such as:

  Currency fluctuations;
  Inflation;
  Interest rates;
  Exchange rate policies;
  Liquidity available in the domestic capital, credit and financial markets;
  Oil and gas sector regulations, including price policies;
  Payment business regulations;
  The impact of epidemics and pandemics;
  Price instability;
  Social and political instability;
  Energy and water shortages and rationing;
  Liquidity of domestic capital and lending markets;
  Fiscal policy;
  Overturning of final judicial rulings on tax cases; and
  Other political, economic, social, trade and diplomatic developments in or affecting Brazil.

Uncertainty over whether the Brazilian government may implement changes in policy, including with respect to the oil and gas industry, or regulation affecting these or other factors in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and securities issued abroad by Brazilian issuers, as well as heightened volatility in the Real. These and other future developments in the Brazilian economy or government policies may adversely affect us and our businesses as well as our results of operations and may adversely affect the trading price of our ADSs and shares. Furthermore, the Brazilian government may enact new regulations that may adversely affect our businesses and us.

Uncertainty regarding whether the Brazilian government will implement policy and regulatory changes may be compounded by political instability. Historically, Brazilian politics have affected the performance of the Brazilian economy. Political crises have affected and continue to affect the confidence of investors and the general public and have historically resulted in economic deceleration and heightened volatility in the securities issued by Brazilian companies. Additionally, political instability in Brazil has been growing in recent years, which has contributed to a decline in market confidence in the Brazilian economy as well as to a deteriorating political environment.

In the aftermath of the 2022 election results, there were mass protests and demonstrations throughout Brazil highlighting a deeply polarized electorate amidst a political climate characterized by uncertainty as the country awaited definition regarding the political and economic agenda of the new administration, which contributed to increased macroeconomic and political instability. Furthermore, on January 8, 2023, protesters stormed government buildings in Brasília, Brazil’s capital, including the Congress, the Supreme Court and the Presidential Palace, which prompted the Supreme Court to order participants and certain politicians to be imprisoned and resulted in new investigations. It is unclear whether this heightened state of political and social tension will dissipate or intensify in coming months, which could contribute to increased macroeconomic and political instability.

Further, in recent years some of Brazil’s leading politicians were targets of inquiries involving corruption, misconduct of public management, including through a Parliamentary Committee Inquiry (or “CPI”, Comissão Parlamentar de Inquérito) which focused on the handling of the COVID-19 pandemic, as well as the potential misuse of government funds. The potential outcome of these and other inquiries, as well as potential new inquiries involving Brazilian politicians that may arise are uncertain, but they had, and still may have a negative impact on the general perception of the Brazilian economy and consequently have adversely affected and may continue to affect our businesses, financial condition, and results of operations, as well as the market price of our common shares.

In addition, we cannot predict the scope, nature and impact of any policy changes or reforms (or reversals thereof) that the president-elect’s new administration will implement, which could result in further political and economic instability and negatively impact the regulatory framework in which we operate, which in turn could adversely affect our businesses, financial condition and operating results.

Since 2014, Brazil’s federal budget has been in primary deficit, with 2022 being the only exception. Similarly, the governments of Brazil’s constituent states are also facing fiscal concerns due to their high debt burdens, declining revenues and inflexible expenditures.

A failure by the Brazilian government to implement necessary reforms may result in diminished confidence in the Brazilian government’s budgetary condition and fiscal stance, which could result in downgrades of Brazil’s sovereign foreign credit rating by credit rating agencies and the rise of risk premium, negatively impacting Brazil’s economy, and leading to further depreciation of the Real and an increase in inflation and interest rates, adversely affecting our businesses, financial condition and results of operations.

We cannot predict which policies will be adopted by the Brazilian government, including with respect to the oil and gas industry. Moreover, in the past, the Brazilian economy has been affected by the country’s political events, which have also affected the confidence of investors and the public in general, thereby adversely affecting the performance of the Brazilian economy. Furthermore, any indecisiveness by the Brazilian government in implementing changes to certain policies or regulations may contribute to economic uncertainty in Brazil and heightened volatility for the Brazilian securities markets and securities issued abroad by Brazilian companies. We are not able to fully estimate the impact of global and Brazilian political and macroeconomic developments on our businesses. In addition, there is substantial uncertainty regarding future economic policies, and we cannot predict which policies will be adopted by the Brazilian government and whether these policies will negatively affect the economy or our businesses or financial performance. Recent economic and political instability has led to a negative perception of the Brazilian economy and higher volatility in the Brazilian securities markets, which also may adversely affect our securities and us. Any continued economic instability and political uncertainty which results in reduced availability of credit and reduced economic growth may materially and adversely affect our businesses.

Further, on February 8, 2023, the STF decided that final judicial rulings on individual tax cases can be overturned, thus allowing for situations in which companies that had obtained the right not to pay certain taxes may become liable for their payment, including for the payment of back taxes, if the STF later finds that the tax is legal. We cannot predict whether any tax benefit or tax that we obtained the right not to pay will be charged or even charged retroactively, which in turn could adversely affect our businesses, financial condition, results of operations and cash flows. For more information about this decision, see “Item 4.A. Information on the Company—History and development of the Company—Recent developments.”

Inflation and certain governmental measures to curb inflation, including as a result of the COVID-19 pandemic, may contribute significantly to economic uncertainty in Brazil and could harm our businesses and the market value of the ADSs and our shares.

Since the introduction of the Real in 1994, Brazil’s inflation rate has been substantially lower than that in previous periods. However, during the recent past, the economy has experienced increasing inflation rates and actions taken in an effort to curb inflation, coupled with economic and political impacts derived from COVID-19 crisis and speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. According to the IGP-M, an inflation index, the Brazilian general price inflation rate was 5.5% in 2022, 17.8% in 2021 and 23.1% in 2020. According to the IPCA, an inflation index to which Brazilian government’s inflation targets are linked, inflation in Brazil was 5.8% in 2022, 10.1% in 2021 and 4.5% in 2020. Brazil may experience high levels of inflation in the future. Our operating expenses are substantially in Reais and tend to increase with Brazilian inflation. Inflationary pressures, due to low interest rates and exchange rate depreciation may also hinder our ability to access foreign financial markets or may lead to further government intervention in the economy, including the introduction of government policies that could harm our businesses or adversely affect the market value of our shares and, as a result, our ADSs.

Exchange rate instability may adversely affect our financial condition, results of operations and the market price of the ADSs and our shares.

A significant portion of the products that we distribute, including LPG and fuels, have prices linked to commodity prices denominated in U.S. dollars. Therefore, we are exposed to foreign exchange rate risks that could adversely affect our businesses, financial condition and results of operations as well as our capacity to service our debt. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

During the last decades, the Brazilian government has implemented various economic plans and a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. Although over long periods depreciation of the Brazilian currency has been generally correlated with the rate of inflation in Brazil, there have historically been observed shorter periods of significant fluctuations in the exchange rate between the Real and the U.S. dollar and other currencies, in particular in the last 10 years.

In 2020, the Real depreciated 29% against the U.S. dollar, mainly due to the low interest rate environment in Brazil coupled with local and international market conditions, including the economic, political and other impacts of the COVID-19 pandemic. In 2021, the Real depreciated 7% against the U.S. dollar, mainly due to the slow recovery of Brazil from the economic downturn, the increase in global inflation and fiscal risks in the country. In 2022, the reopening of the economy after the restrictions imposed by the coronavirus pandemic in 2021, added to the stimulus packages, the evolution of public accounts and financial support policies for the population contributed to the improvement of the economy’s performance and resulted in the appreciation of 7% of the Real against the U.S. dollar.

There are no guarantees that the exchange rate between the Real and the U.S. dollar will stabilize at current levels, and the Real and the U.S. dollar exchange rate may be adversely impacted by the economic and fiscal scenario. Although we have contracted hedging instruments with respect to part of our existing U.S. dollar debt obligations, in order to reduce our exposure to fluctuations in the U.S. dollar/Real exchange rate, we cannot guarantee that such instruments will be adequate to fully protect us against further devaluation of the Real, and we could in the future experience monetary losses as a result. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for information about our foreign exchange risk hedging policy.

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

The market for securities issued by Brazilian companies is influenced by economic and market conditions in Brazil, and to varying degrees, market conditions in other countries, including the United States, other Latin American and emerging market countries. Although economic conditions are different in each country, the reaction of investors to developments in one country may cause the capital markets in other countries to fluctuate. Developments or conditions in other countries, including the United States and other emerging market countries, have at times significantly affected the availability of credit in the Brazilian economy and resulted in considerable outflows of funds and declines in the amount of foreign currency invested in Brazil, as well as limited access to international capital markets, all of which may materially and adversely affect our ability to borrow funds at an acceptable interest rate or to raise equity capital when and if we should have such a need.

In 2022, 2021 and 2020, the Brazilian market remained volatile due to, among other factors, uncertainties about the increasing risk aversion to emerging market countries, the COVID-19 pandemic, and the uncertainties regarding Brazilian macroeconomic and political conditions. These uncertainties adversely affected us and the market value of our securities. In addition, we continue to be exposed to disruptions and volatility in the global financial markets because of their effects on the financial and economic environment, particularly in Brazil, such as a slowdown in the economy, an increase in the unemployment rate, a decrease in the purchasing power of consumers and the lack of credit availability.

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

We are a company incorporated under the laws of Brazil. All members of our Board of Directors, executive officers and experts named in this annual report are residents of Brazil or have business address in Brazil. All or a substantial part of the assets pertaining to these individuals and to Ultrapar are located outside the United States. As a result, it is possible that investors may not be able to effect service of process upon these individuals or us in the United States or other jurisdictions outside Brazil or enforce judgments against us or these other persons obtained in the United States or other jurisdictions outside Brazil, including for civil liability based upon United States federal securities laws or otherwise. In addition, because judgments of United States courts for civil liabilities based upon the United States federal securities laws may only be enforced in Brazil if certain conditions are met, holders may face greater difficulties in protecting their interests in the case of actions against us or our Board of Directors or executive officers than would shareholders of a United States corporation.

Due to concerns about the risks of climate change, a number of countries, including Brazil, have adopted or are considering adopting regulatory frameworks which could adversely affect our businesses, financial condition and results of operations.

New laws and regulatory frameworks adopted by countries in response to concerns about climate change include the adoption of cap and trading carbon market system, taxes on carbon emissions, increased efficiency standards, bans on vehicles running on petroleum-based fuels, and incentives or requirements for the use of renewable energy. Such requirements can reduce the demand for hydrocarbon fuels at different rates and levels in each of the regions where our customers are located, as well as lead to a replacement of their demand with lower carbon sources. In addition, many governments are offering tax breaks and providing other subsidies and guidelines to make alternative energy sources more competitive with oil and gas, which may discourage the sale of certain products supplied by the Company’s subsidiaries.

Governments around the world have been encouraging the development of new technologies and companies have also been promoting research to reduce the cost and increase the scale of production of alternative energy sources, which could reduce demand for the Company’s products. In addition, current regulations on GHG, or regulations that may eventually be approved, could substantially increase the Company’s compliance costs and thus increase the prices of the products that it produces or distributes.

Furthermore, discussions about carbon pricing, whether by emissions trading or taxation, are gaining momentum in Brazil. In 2022, the Brazilian government approved the Federal Decree 11,075/22, which establishes the procedures for the preparation of sectoral plans for the mitigation of climate change and creates the Sistema Nacional de Redução de Emissões de Gases Estufa (national system for reduction of GHG emissions). We cannot predict the scope, nature and impact of any policy changes or reforms related to the carbon market, which could result in higher costs, lower operational margins and, in turn, could adversely affect our businesses, financial condition and operating results.

We may be adversely affected by the imposition and enforcement of more stringent environmental laws and regulations, including as a result of rising climate change concerns, that may result in increased costs of operation and compliance, as well as a decrease in demand for our products.

In December 2016, the Ministry of Mines and Energy (MME), seeking to fulfill the commitments made at the 2014 United Nations Climate Change Conference (COP 21), launched RenovaBio, a program aimed at reducing carbon emissions and encouraging the production of biofuels in Brazil, such as ethanol, biodiesel, biogas and aviation biofuel. Under this program, biofuel producers and importers duly certified by the ANP issue CBios based on their sales and purchase invoices, while fossil fuel distributors receive annual decarbonization targets based on the proportion of fossil fuels they sell, which can only be met by purchasing CBios.

CBios are traded freely on B3, and their prices are set by market supply and demand, which can be influenced, among other factors, by unexpected regulatory changes, such as the postponement of the CBios purchase targets announced by the Brazilian government in July 2022. Because CBios prices can be highly volatile and targets increase annually, we cannot predict whether we will be able to successfully pass through the costs of our CBios to resellers, which could adversely affect our operations, market share, financial condition, and results. The possible unavailability of CBios or our inability to meet these targets may result in administrative penalties and the blocking of operating licenses. In addition, the Brazilian government is reviewing the RenovaBio’s guidelines, and we cannot predict how these possible changes may affect us.

If we do not invest in research and development of new, less carbon intensive solutions and adapt our operating structure to operate with cleaner energy sources, we may incur higher compliance and operating costs, which may have an adverse effect on our competitiveness and revenues.

In addition, if we violate environmental laws and regulations, we may face reputational damage with consumers, our business customers, investors, the communities in which we operate and other stakeholders, which could adversely affect our access to capital, revenues, and ability to obtain the necessary permits to conduct our operations.

Floods, storms, windstorms, rise in sea level and other climate change events could bring harm to our facilities, thus affecting our financial position and results of our operations.

Floods, storms, and windstorms can cause production stoppages, interrupt supplies, and damage physical structures. The rise in sea levels is also a risk to our operations since our companies have assets in coastal regions and ports.

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

Under the Brazilian Corporate Law and our Bylaws, unless otherwise proposed by the Board of Directors and approved by the voting shareholders at our Annual General Shareholders’ Meeting, we must pay our shareholders a mandatory distribution equal to at least 25% of our adjusted net profit, after the allocation of 5% of the net profit to the legal reserve. However, our net income may be used to increase our capital stock, used to set off losses and/or otherwise retained in accordance with the Brazilian Corporate Law and may not be available for the payment of dividends, including in the form of interest on shareholders’ equity. Therefore, whether you receive a dividend or not depends on the amount of the mandatory distribution, if any, and whether the Board of Directors and the voting shareholders exercise their discretion to suspend these payments. See “Item 8.A. Financial information—Consolidated statements and other financial information—Dividends and Distribution Policy—Dividend Policy” for a more detailed discussion of mandatory distributions.

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

The ADSs benefit from the depositary’s certificate of foreign capital registration, which permits the depositary to convert dividends and other distributions with respect to the shares into foreign currency and remit the proceeds abroad. In order to surrender ADSs for the purpose of withdrawing the shares represented thereby, investors are required to comply with National Monetary Council (“CMN”) Resolution 4,373 of September 29, 2014 (“CMN Resolution 4,373”), which requires, among other things, that investors appoint a legal representative in Brazil. If the investors fail to comply with CMN Resolution 4,373, or the legal representative appointed by the investors fails to comply with CMN Resolution 4,373 or to take action when required to do so, it could affect the investors’ ability to receive dividends or distributions relating to our shares or the return of their capital in a timely manner. Investors that are registered as CMN Resolution 4,373 investors may buy and sell their shares on the Brazilian stock exchanges without obtaining separate certificates of registration. If investors do not qualify under CMN Resolution 4,373, they will generally be subject to less favorable tax treatment on distributions with respect to the shares. The depositary’s certificate of registration or any certificate of foreign capital registration obtained by the investor may be affected by future legislative or regulatory changes, and additional Brazilian law restrictions applicable to their investment in the ADSs may be imposed in the future. For a more complete description of Brazilian tax regulations, see “Item 10.E. Additional information—Taxation—Brazilian tax considerations.”

Changes in Brazilian tax laws may have an adverse impact on the taxes applicable to a disposition of our ADSs.

According to Article 26 of Brazilian Law No. 10,833/03, if a holder not deemed to be domiciled in Brazil for Brazilian tax and regulatory purposes, or a non-Brazilian holder, disposes of assets located in Brazil, the transaction will be subject to taxation in Brazil, even if such disposition occurs outside Brazil or if such disposition is made to another non-Brazilian holder. A disposition of our ADSs involves the disposal of a non-Brazilian asset, which in principle should not be subject to taxation in Brazil. Nevertheless, in the event that the disposal of assets is interpreted to include a disposal of our ADSs, this tax law could result in the imposition of the withholding income tax on a disposal of our ADSs between non-residents of Brazil. See “Item 10.E. Additional information—Taxation—Brazilian tax considerations—Taxation of gains.”

Substantial sales of our shares or our ADSs could cause the price of our shares or our ADSs to decrease.

The shareholders of Ultra S.A. and Parth, which together owned 33.5% of our outstanding shares (excluding shared held in treasury) as of April 14, 2023, have the right to exchange their shares of Ultra S.A. and Parth for shares of Ultrapar and freely trade them in the market as more fully described under “Item 7.A. Major shareholders and related party transactions—Major shareholders—Shareholders’ Agreements.” Other shareholders, who may freely sell their respective shares, hold a substantial portion of our remaining shares. A sale of a significant number of shares could negatively affect the market value of the shares and ADSs. The market price of our shares and the ADSs could drop significantly if the holders of shares or the ADSs sell them or the market perceives that they intend to sell them.

There may be adverse U.S. federal income tax consequences to U.S. holders if we are or become a PFIC under the Code.

If we were characterized as a PFIC, in any year during which a U.S. holder holds our shares or ADSs, certain adverse U.S. federal tax income consequences could apply to that person. Based on the manner in which we currently operate our businesses, the projected composition of our income and valuation of our assets, and the current interpretation of the PFIC rules, including the Commodity Exception, we do not believe that we were a PFIC in 2022 and we do not expect to be a PFIC in the foreseeable future. However, because PFIC classification is a factual determination made annually and is subject to change and differing interpretations, there can be no assurance that we will not be considered a PFIC for the current taxable year or any subsequent taxable year. U.S. holders should carefully read “Item 10.E. Additional information—Taxation—U.S. federal income tax considerations” for a description of the PFIC rules and consult their tax advisors regarding the likelihood and consequences of us being treated as a PFIC for U.S. federal income tax purposes.

ITEM 4. INFORMATION ON THE COMPANY

A.              History and development of the Company

We were incorporated on December 20, 1953, with our origins dating back to 1937, when Ernesto Igel founded Ultragaz and pioneered the use of LPG as cooking gas in Brazil, using bottles acquired from Companhia Zeppelin. The gas stove began to replace the traditional wood stove, and to a lesser degree, kerosene and coal, which dominated Brazilian kitchens at the time. Since then, Ultrapar has become one of the largest business groups in Brazil. As of December 31, 2022, Ultrapar owned three main businesses: Ipiranga, Ultragaz and Ultracargo. On December 31, 2021, our former wholly owned subsidiaries, Oxiteno and Extrafarma, were classified as assets and liabilities held for sale and discontinued operations, due to signing of a share purchase agreement with Indorama in August 2021 and with Pague Menos in May 2021, respectively. The sales of Oxiteno and Extrafarma were closed on April 1, 2022 and on August 1, 2022, respectively, and as a result these companies are no longer part of Ultrapar’s business portfolio as of these dates.

Ultrapar Participações S.A. is a listed corporation incorporated under the laws of Brazil. Our main executive office is located at Brigadeiro Luis Antônio Avenue, 1343, 9th Floor, 01317-910, São Paulo, SP, Brazil. Our telephone number is +55 (11) 3177 7014. Our internet website address is http://ultra.com.br and our investor relations internet website address is http://ri.ultra.com.br. Unless expressly incorporated by reference into this annual report, including the exhibits and schedules filed herewith, the contents of our website are not incorporated by reference into this annual report. Our agent for service of process in the United States is C.T. Corporation System, located at 28 Liberty Street, New York, NY 10005.

In addition, SEC maintains an internet website that contains reports, proxy and information statements, and other information regarding Ultrapar electronically filed within the SEC. The address of the SEC’s website is www.sec.gov.

Below we describe our main continuing and discontinued operations. In 2022, Ultrapar has ceased to present abastece aí as a separate segment, due to the small relevance of this business relative to the overall results of the Company.

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

In 1995, Ultragaz introduced its own bobtail trucks system to process small bulk distribution to residential, commercial and industrial segments, and started the process of geographical expansion through the construction of new LPG filling and satellite plants.

In 2003, Ultragaz acquired Shell Gás, Royal Dutch Shell plc’s LPG operations in Brazil. With this acquisition, Ultragaz became the Brazilian market leader in LPG, with a 24% share of the Brazilian market on that date. In 2011, Ultragaz acquired Repsol’s LPG distribution business in Brazil.

In the past few years, Ultragaz undertook a comprehensive review of its business strategy, positioning itself as a diverse and innovative company, and using its experience, knowledge and reliability of its processes, products and services to create and offer energy solutions that meet its clients’ needs. This strategy shift was illustrated through the redefinition of Ultragaz’s business motto in order to make it broader, inspirational and more suitable to the Company’s goals. Ultragaz’s new motto is: “we use our energy to change people’s lives.”

On September 12, 2022, Ultragaz signed an agreement for the acquisition of all shares of Stella, a technology platform founded in 2019 that connects renewable electricity generators and customers through distributed generation, and the transaction closed on October 1, 2022. Ultragaz acquired Stella for a minimum amount of R$63.0 million, and an initial payment of R$7.6 million. The remaining amount of the purchase price is expected to be settled in 2027, subject mainly to performance metrics of the acquired company. Stella has been part of UVC’s portfolio (Ultrapar's Corporate Venture Capital fund) since 2021. This acquisition marked Ultragaz entry into the electricity segment, in line with its strategy of expanding its offering of energy solutions to its customers, leveraging on its capillarity, commercial strength, the Ultragaz brand and its extensive base of industrial and residential customers.

Additionally, on November 21, 2022, Ultragaz signed an agreement for the acquisition of all shares of NEOgás, a pioneer in the transportation of compressed natural gas in Brazil, operating in several segments including the industrial, vehicular and development of special projects in partnership with natural gas distributors. The transaction was approved by CADE in January 2023 and closed on February 1, 2023. The total value of the company is R$165.0 million, subject to customary working capital and net debt adjustments. This acquisition marks Ultragaz's entry into the compressed natural gas distribution segment and, in addition, Ultragaz believes that NEOgás is an ideal platform to enable biomethane distribution opportunities. This transaction reinforces Ultragaz’s strategy of expanding its offering of energy solutions to its industrial customers, making use of its capillarity, commercial strength and brand.

Ultracargo

In the decade of 1960, the market demand for high-quality and safe transportation services led to our entrance in the transportation of chemicals, petrochemicals and LPG. In 1978, Ultracargo Logística (formerly Terminal Químico de Aratu S.A. – Tequimar) was founded for the purpose of operating terminals. Later, it was acquired by Ultracargo, which is currently the largest independent provider of liquid bulk storage in Brazil.

In 2005, Ultracargo started up a new terminal in Santos, in the state of São Paulo, its second port terminal, that integrates road, rail and maritime transportation systems. In 2008, Ultracargo acquired 100% of the shares of União Terminais held by Unipar, with port terminals in Santos and Rio de Janeiro, in the state of Rio de Janeiro. The combination of its operations with those of União Terminais doubled the size of Ultracargo’s results and made it the largest liquid bulk storage company in Brazil, strengthening its operating scale. With this acquisition, Ultracargo increased its presence in the port of Santos, the largest Brazilian port, and was strategically positioned in the port of Rio de Janeiro, where the company did not previously have operations.

Also in 2008, Ultracargo acquired the 50% stake held by Unipar in União Vopak total capital stock, the owner of a port terminal in Paranaguá, in the state of Paraná, representing 28 thousand m³ of static capacity. In 2022, Ultracargo decided to discontinue its operations in Paranaguá and, as of the date of this annual report, the demobilization process of the storage capacity at this terminal is ongoing.

In 2009, Ultracargo acquired Puma Storage do Brasil Ltda., a storage terminal for liquid bulk located at the port of Suape, in the state of Pernambuco. In 2012, Ultracargo acquired Temmar from Temmar Netherlands B.V. and Noble Netherlands B.V., subsidiaries of Noble Group. Temmar owned a terminal in the port of Itaqui, in the state of Maranhão.

In March 2018, Ultracargo Logística acquired all shares of TEAS, owned by Raízen Energia S.A. and Raízen Araraquara Açúcar e Álcool Ltda., whose assets had already been operated by Ultracargo Logística in the port of Santos.

In April 2019, Ultracargo won the concession of the area VDC12 at the Vila do Conde port, in Barcarena, state of Pará, with a minimum storage capacity of 59 thousand m³. The area will be operated by Ultracargo for at least 25 years. In December 2021, Ultracargo started its operations at this new terminal, with a total storage capacity of 110 thousand m³. The new terminal is in a region that is strategic for Ultracargo since it is the only provider of storage services for liquid bulk at this port.

In April 2021, Ultracargo won the concession of the IQI13 area in the Itaqui port, for storage and handling of liquid bulk products, especially fuels. The minimum installed capacity will be 79 thousand m³. The area will be operated by Ultracargo for at least 20 years, according to the auction notice. Ultracargo expects to start operating in this area by 2026. Throughout 2021, Ultracargo also completed the phase 3 expansion at the Itaqui terminal, which increased Ultracargo’s total capacity by 46 thousand m³, resulting in a total capacity of 155 thousand m³ in this terminal.

Ipiranga

In 2007, Ultrapar, Petrobras and Braskem announced their intent to acquire the Ipiranga Group. After the completion of the acquisition of Ipiranga Group, its businesses were divided among Petrobras, Ultrapar and Braskem. Ultrapar retained the fuel and lubricant distribution businesses located in the South and Southeast regions of Brazil and a one-third stake in RPR; Petrobras received the fuel and lubricant distribution businesses located in the North, Northeast and Midwest regions of Brazil; Petrobras and Braskem received the Petrochemical Business, in the proportion of 60% for Braskem and 40% for Petrobras. For a more detailed discussion of the acquisition of Ipiranga Group, see our Form F-4 filed with SEC on December 17, 2007.

Following the acquisition, Ultrapar, which was already Brazil’s largest LPG distributor, became the second largest fuel distributor in the country, with a 14% market share in 2007, according to ANP.

In 2008, Ipiranga entered into a sale and purchase agreement with Chevron for the acquisition of 100% of the shares of CBL and Galena. The combination with Texaco created a nationwide fuel distribution business, strengthening its competitiveness through a larger operational scale. By the end of 2012, Ipiranga had converted all the acquired Texaco branded stations into the Ipiranga brand.

In 2010, Ipiranga acquired 100% of the shares of DNP. DNP distributed fuels in the states of Amazonas, Rondônia, Roraima, Acre, Pará and Mato Grosso, with 4% market share in 2009 in the North of Brazil.

In 2012, Ipiranga entered into the segment of electronic toll and parking payment with Odebrecht by creating a company named ConectCar. In June 2021, Ultrapar signed a share purchase agreement for the sale of its equity interest in ConectCar (50% of ConectCar’s shares), through its subsidiary Ipiranga, to Porto Seguro, through its subsidiary Portoseg S.A. The sale was closed on October 1, 2021, for R$165.0 million.

In 2016, Ipiranga entered into an association agreement with Chevron to create a new company in the lubricants business, Iconic, of which Ipiranga and Chevron hold 56% and 44%, respectively. Operations commenced in December 2017.

In March 2019, Ipiranga won the concession of specific areas in Cabedelo (state of Paraíba) and Vitória (state of Espírito Santo) through the consortia Nordeste and Navegantes, in which Ipiranga holds 1/3 of the total participation, together with Vibra and Raízen Energia S.A. The concessions require the consortia to build and operate a minimum storage capacity for the Nordeste consortium of 64 thousand m³, which started operating on the second quarter of 2021, while the minimum storage capacity of the Navegantes consortium is 66 thousand m³, with initial operation currently expected during 2025. In April 2019, Ipiranga won two concessions in the port of Miramar, in Belém (state of Pará): (i) area BEL02A, through a consortium 50% owned by Ipiranga and 50% owned by Raízen, with a minimum storage capacity of 41 thousand m³, and (ii) area BEL04A, which is currently operated by Ipiranga, with minimum storage capacity of 23 thousand m³. These were strategic moves for Ipiranga, which improves logistics efficiency of fuel distribution through its own storage capacity and contributes to better quality services in the respective regions.

Ipiranga’s AmPm convenience stores

The first AmPm convenience stores in Brazil were established in 1993 at the Atlantic’s service stations, whose national operation was acquired by Ipiranga in that same year. In 2012, Ipiranga acquired the AmPm brand and its right of use in Brazil.

In 2008, Ipiranga started its first AmPm bakery operation. As of December 31, 2022, we had 762 bakeries operating within Ipiranga’s AmPm convenience stores.

Since 2013, AmPm has its own supply structure (AmPm Suprimentos), which has four distribution centers in the states of Rio de Janeiro, São Paulo, Rio Grande do Sul and Paraná. This initiative aims to streamline AmPm operations, improve the franchisees’ competitiveness and ensure a higher quality product assortment, creating value for clients and franchisees.

In 2019, AmPm was separated from Ipiranga and became a standalone business unit, in order to strengthen its network, promote greater agility and increase the company’s profitability. AmPm follows Ipiranga’s complete offering strategy, but with a totally separate organizational structure, which includes a management team fully dedicated to AmPm, the implementation of specialized retail systems, the internalization of key business processes and an exclusive advisory board for AmPm.

Also in 2019, AmPm started its company-operated stores, which serves as a laboratory for the continuous development of the franchise model, acting as a reference of operational excellence for franchisees, increasing their engagement to the business and ensuring the application of operational standards established by the franchisor. In December 2022, AmPm had 229 company-operated stores.

In 2020, AmPm launched its new store concept, which allows the consumer to have a more fluid experience at the stores, focusing on food service. The new concept provides consumers with a more intuitive and intelligent shopping experience in a nicer and cozier environment. The new model has a comprehensive digital services package which is offered on the main marketplaces in Brazil, in the delivery applications, abastece aí and WhatsApp, and in other company-operated stores solutions. In December 2022, AmPm had 300 stores using the new concept, of which 101 are company-operated stores and 199 are franchises.

AmPm is part of Ipiranga's complete offering strategy, which brings together all synergistic businesses.

abastece aí

In July 2020, Ultrapar announced the creation of a business in the digital payment segment, combining the abastece aí app and the loyalty program Km de Vantagens. The application also offers discounts and cashback at a growing network of retail partners. This initiative is designed to accelerate the value creation of these platforms and the expansion of the services provided, with the potential for creating a digital ecosystem of sizeable proportions and capillarity. As a result of this initiative, the abastece aí app and the Km de Vantagens program became a subsidiary of Ultrapar, that operates under the brand abastece aí.

In 2022, Ultrapar has ceased to present abastece aí as a separate segment, due to the small relevance of this business relative to the overall results of the Company.

A.2. Discontinued operations

Oxiteno

As of April 1, 2022, Oxiteno was a multinational producer of surfactants and specialty chemicals in the Americas. Prior to its sale to Indorama, described below, Oxiteno was a wholly-owned subsidiary of the Company and had eleven industrial units across Brazil, the United States, Mexico and Uruguay, in addition to research and development centers and commercial offices in the Americas, Europe and Asia.

As part of the review of our business portfolio aimed at streamlining and expanding our business operations within the energy and infrastructure sectors in Brazil, through Ipiranga, Ultragaz and Ultracargo, we decided to sell Oxiteno.

In August 2021, we announced the signing of a share purchase agreement for the sale of all shares of Oxiteno to Indorama and, on April 1, 2022, the transaction was closed. The initial payment of US$1,150.0 million (equivalent to R$5,449.6 million), adjusted by the variations in working capital and net debt position of Oxiteno of US$176.4 million (equivalent to R$834,0 million), resulted in the total initial payment of US$1,326.4 million (equivalent to R$6,283.6 million), which was settled on April 1, 2022. The conversions between U.S. dollars and Brazilian Reais were based on the exchange rate of R$4.74 to US$1.00, the commercial selling rate for U.S. dollars as of the closing day of the transaction, as reported by the Central Bank.

The final payment of US$150.0 million (equivalent to R$783.0 million as of December 31, 2022) will be settled in April 2024.

Extrafarma

In 2013, Ultrapar and the former shareholders of Extrafarma entered into an association agreement, marking our entry into the retail pharmacy segment. According to the terms of the agreement, Ultrapar and Extrafarma entered into a merger of shares, pursuant to which Ultrapar acquired 100% of the shares of Extrafarma in exchange for up to 2.9% of shares issued by Ultrapar to Extrafarma’s shareholders, through its subsidiary Ipiranga. Extrafarma became a wholly owned subsidiary of Ultrapar from February 2014 onwards.

In connection with the Extrafarma acquisition, we issued 24,042,200 shares and subscription warrants to the former Extrafarma shareholders that, if exercised, could potentially lead to the issuance of up to 8,014,062 shares, subject to adjustment based on numerous factors. Of the total possible shares that could be issued to the former Extrafarma shareholders upon exercise of the subscription warrants, they could receive up to 6,411,244 shares of Ultrapar based on absence of indemnification obligations. Since 2020, the subscription warrants were partially exercised, with an issuance of 2,394,109 common shares, to former Extrafarma shareholders. As of the date of this annual report, the exercise of the remaining subscription warrants by the former Extrafarma shareholders could potentially lead to the issuance of up to 3,351,010 additional shares of Ultrapar. The number of shares were adjusted to reflect the stock split issued by the Company on April 10, 2019.

In May 2021, Ultrapar entered into a share purchase agreement for the sale of all shares of Extrafarma to Pague Menos and, on August 1, 2022, the transaction was closed. The total sale price of R$700.0 million was adjusted by the variations in working capital and the net debt position of Extrafarma of R$37.8 million resulting in the total amount of R$737.8 million, which was settled on August 1, 2022. The payment of the two remaining installments of R$182.7 million each will be made in August 2023 and August 2024 by Pague Menos.

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

In April 2011, our Board of Directors approved the submission to our shareholders of a proposal to (a) convert any and all shares of preferred stock issued by the Company into common shares, on a 1:1 conversion ratio; (b) amend the Company’s Bylaws, modifying several of its provisions, aiming to strengthen the Company’s corporate governance; and (c) adhere to the Novo Mercado segment rules. Our shareholders approved all the proposals and, in August 2011, Ultrapar’s shares began trading on the Novo Mercado under the ticker symbol UGPA3. Simultaneously, Ultrapar’s ADSs, formerly represented by preferred shares, began representing Ultrapar’s common shares and began trading on the NYSE under this new format.

In April 2019, the Company’s Annual and Extraordinary General Meeting approved a stock split of Ultrapar’s common shares, whereby one existing share now represents two shares of the same class and type. The stock split did not alter Ultrapar’s total share capital and was effective on April 24, 2019.

In August 2020, Ultra S.A. and Parth entered into the 2020 Shareholders’ Agreement to include Pátria, in its capacity as Ultra S.A.'s shareholder then holding a 20% stake in Ultra S.A.'s capital stock, as consenting intervening party, therefore bound by the provisions of the 2020 Shareholders' Agreement. The 2020 Shareholders’ Agreement replaced the 2018 Shareholders’ Agreement in its entirety, and the terms and conditions remained substantially the same of the latter. On September 28, 2021, Ultra S.A. informed the Company that Mr. Marcos Marinho Lutz, our Chief Executive Officer, became a shareholder of Ultra S.A., holding 2.4% of its capital stock, and became a consenting intervening party of the 2020 Shareholders’ Agreement. For more information about the 2020 Shareholders’ Agreement, see “Item 7.A. Major shareholders and related party transactions—Major shareholders—Shareholders’ Agreements” and “Exhibit 2.10—Shareholders’ Agreement dated August 18, 2020.”

On March 3, 2022, Ultrapar was notified by Ultra S.A. Participações about the conclusion of the acquisition of the convertible debentures issued by Pátria, Fabio Igel and Marcos Lutz through IgelPar Participações S.A. (“IgelPar”), a shareholder of Ultra S.A. holding, as of March 3, 2022, 4.3% of its capital stock. The debentures were converted into IgelPar shares and acquired by Mr. Igel and Mr. Lutz, who now hold 50.1% and 49.9% of IgelPar, respectively. The total number of shares linked to the Ultrapar Shareholders' Agreement remained unchanged.

Company management

As part of a planned succession process, consistent with the Company’s governance, in May 2018, Paulo Guilherme Aguiar Cunha, after more than four decades of contributions, resigned as Chairman of the Board of Directors and Pedro Wongtschowski, Vice-Chairman of the Board of Directors and Chief Executive Officer of Ultrapar between 2007 and 2012, was elected Chairman. Mr. Lucio de Castro Andrade Filho, who joined the Company in 1977 and had been a member of the Board of Directors since 1998, was elected for the position of Vice-Chairman of the Board of Directors.

Other important succession movements took place at the senior management level between 2018 and 2020, with the appointment of Rodrigo de Almeida Pizzinatto, Tabajara Bertelli Costa, Marcelo Pereira Malta de Araújo and Décio de Sampaio Amaral as Chief Executive Officers of Extrafarma, Ultragaz, Ipiranga and Ultracargo, respectively, equally aligned to a planned succession process which blended internal promotions with the attraction of external talents.

In September 2020, the Board of Directors elected Rodrigo Pizzinatto, Chief Executive Officer of Extrafarma at that time, as our Chief Financial and Investor Relations Officer, after the resignation of André Pires de Oliveira Dias.

In September 2021, Ultrapar announced the succession plan of the leadership of its Board of Directors, developed under the leadership of the Chairman at that time, Pedro Wongtschowski, whose mandate ended in April 2023. To succeed him at the end of his term of office, the Board of Directors decided upon the preparation of Marcos Marinho Lutz to potentially recommend him for the Chairman position. As part of this process, Marcos Lutz assumed the position of Chief Executive Officer of Ultrapar in January 2022. Additionally, Frederico Pinheiro Fleury Curado, our Chief Executive Officer from 2017 to 2021, was elected to the position of Vice-Chairman of the Board of Directors, succeeding Lucio de Castro Andrade Filho, who retired at the end of 2021 after 45 years of dedication to the Company.

Also in September 2021, the Board of Directors approved the election of Leonardo Remião Linden as Chief Executive Officer of Ipiranga and the election of Marcelo Pereira Malta de Araújo as Chief Corporate Development & Advocacy Officer of Ultrapar. Both changes took place in October 2021.

In April 2022, the members of the Board of Directors took note that, as a result of the sale of all shares issued by Oxiteno S.A. Indústria e Comércio to Indorama, Mr. João Benjamin Parolin submitted a letter of resignation from his position as Executive Director of Ultrapar. The Board of Directors decided to keep this position vacant.

In April 2023, as a part of the succession plan of the leadership of the Board of Directors, Pedro Wongtschowski left the Company after 45 years of dedication and contributions to Ultrapar both in executive roles and on the Board of Directors, of which he was a member since 2013. Frederico Curado, who joined Ultrapar in 2017 as Chief Executive Officer and the Board of Directors in 2022, also decided to leave the Company, after having played a relevant role in renewing the Company’s management team and reviewing its portfolio, among other contributions.

In addition, at the Annual and Extraordinary General Shareholders’ Meeting held on April 19, 2023, new members of the Board of Directors were elected. The new Board of Directors also elected Jorge Camargo, who has been a member of the body since 2015, to the position of Chairman of the Board of Directors. Furthermore, Marcos Lutz was elected to the position of Vice-Chairman of the Board of Directors and re-elected to the position of Chief Executive Officer of Ultrapar.

Recent developments

Financings raised by Ultragaz

On January 19, 2023, Ultragaz raised foreign financing (without financial covenants) in the amount of JPY12,564.4 million (equivalent to R$500.0 million at the time of the transaction), bearing annual interest of 1.3125% p.a. and maturity on March 19, 2025. Ultragaz contracted hedging instruments for the interest rate in Japanese yen and the exchange variation, changing the fixed rate to 109.40% of the DI.

On March 30, 2023, Ultragaz raised foreign financing (without financial covenants) in the amount of US$100.0 million (equivalent to R$508.0 million at the time of the transaction), with financial charges of US$ + 4.5815% p.a. and maturity on July 30, 2024. Ultragaz contracted hedging instruments for the interest rate in Dollars and the exchange variation, changing financial charges to 110.90% of the DI.

Conclusion of an agreement for the acquisition of NEOgás by Ultragaz.

On November 21, 2022, Ultrapar through its subsidiary Ultragaz, signed an agreement for the acquisition of all shares of NEOgás. The transaction was approved by CADE in January 2023 and was closed on February 1, 2023. The total value of the company is R$165.0 million, subject to customary working capital and net debt adjustments. This acquisition marks Ultragaz's entry into the compressed natural gas distribution segment and, in addition, Ultragaz believes that NEOgás is an ideal platform to enable biomethane distribution opportunities. This transaction reinforces Ultragaz’s strategy of expanding its offering of energy solutions to its industrial customers, making use of its capillarity, commercial strength and brand.

STF decision on taxes paid

On February 8, 2023, STF decided that final judicial rulings on individual tax cases can be overturned, thus allowing for situations in which companies that had obtained the right not to pay certain taxes may become liable for their payment, including for the payment of back taxes, if the STF later finds that the tax is legal. In general terms, the STF ruled that res judicata loses its effect once the opposite position on the same tax matter is taken by the STF, provided that such ruling is used under the general repercussion regime, which is binding and should guide the case law of all other courts in the country. The STF’s decision also determined that any outstanding taxes affected by such ruling shall be payable, provided that the applicable statutes of limitations are duly observed. In effect, this means that a prior definitive ruling issued in an individual tax case may be voided when the STF decides otherwise in a case with broader repercussions. As a result, companies that had obtained the right not to pay certain taxes would have this right extinguished and could become liable for the payment of back taxes. Ultrapar and its subsidiaries assessed the impacts of said judgment and concluded that no relevant impact on the financial statements or use of proceeds in the relevant period shall result from said decision.

Issuance of Extrafarma’s subscription warrants shares

On February 15, 2023, the Company’s Board of Directors confirmed the issuance of 31,211 common shares. Such issuance occurred within the limits of the authorized capital asset forth in Art. 6 of the Company's Bylaws and was made due to the partial exercise of the rights conferred by the subscription warrants (see Note 24 to our Consolidated Financial Statements) which were issued by the Company in connection with the acquisition of Extrafarma in 2014. As the date of this annual report, considering the issuance of such shares, the share capital of the Company is represented by 1,115,204,291 common shares, all of which are registered and with no par value.

Funding of the bank credit bill by Ipiranga

On March 30, 2023, Ipiranga raised a Bank Credit Bill (without financial covenants) in the amount of R$ 500 million, with financial charges of 109.40% of the DI and rate renegotiation in April 2024, with maturity on April 02, 2025.

Acquisition of 50% stake in Opla by Ultracargo

On April 19, 2023, Ultracargo signed an agreement for the acquisition of a 50% stake in Opla, held by Copersucar S.A. The value of the transaction is R$237.5 million, subject to customary working capital and net debt adjustments. As of the date of this annual report, the transaction was still subject to approval by the CADE.

Opla, which was founded in 2017, is the largest independent terminal of ethanol in Brazil. Located in Paulínia (state of São Paulo), it has an installed tank capacity of 180 thousand m3 and offers integrated storage and logistics solutions through railways, pipelines and road transportation. It is jointly controlled by BP Biofuels Brazil Investments Ltd. (“BP”) and Copersucar, both with 50% stake. With the approval of the acquisition, Ultracargo and BP will be co-controllers of Opla.

The acquisition of this stake in Opla marks Ultracargo's entry into the inland liquid bulk storage and logistics segment, integrated with port terminals, in line with its growth plan. Opla is a strategic asset in the ethanol and derivatives distribution chain, with high growth potential and value creation by opening the terminal to third parties and relevant productivity gains in the use of the asset.

B.              Business overview

Ultrapar is a Brazilian company with its origins in 1937 when Ernesto Igel founded Ultragaz. Since then, Ultrapar has become one of the largest business groups of Brazil, with an outstanding position in the energy and infrastructure segments through Ipiranga, Ultragaz and Ultracargo. On December 31, 2021, our former wholly owned subsidiaries, Oxiteno and Extrafarma, were classified as assets and liabilities held for sale and discontinued operations, due to signing of a share purchase agreement with Indorama in August 2021 and with Pague Menos in May 2021, respectively. The sales of Oxiteno and Extrafarma were closed on April 1, 2022 and on August 1, 2022, respectively, and as a result these companies are no longer part of Ultrapar’s business portfolio as of these dates. For more information on our continuing and discontinued operations, please see "Item 4.A. History and development of the Company —A.1. Continuing operations” and “—A.2. Discontinued operations.”

The following chart simplifies our organizational structure as of the date of this annual report, showing our main businesses. For more detailed information about our current organizational structure, see “Item 4.C. Information on the Company—Organizational Structure.”

Our strengths

Relevant market positions across our main businesses

Ultragaz is a pioneer and a leader in LPG distribution in Brazil, one of the largest markets worldwide, and the growth of LPG is mainly driven by population growth, income and GDP. Ultragaz operates in Brazil directly or through resellers with professionals visiting several customers daily. According to ANP, Ultragaz’s market share in 2022 was 23.1%, having served approximately 59 thousand business customers in the bulk segment, 583 thousand customers of Individual Billing and more than 11 million households in the bottled segment through a network of approximately 5.8 thousand independent retailers. For the year ended December 31, 2022, Ultragaz’s total volume of LPG sold was 1.7 million tons. We believe the strength of its nationally recognized brand, consumer last-mile expertise and the close relationship with its customers enables Ultragaz to identify opportunities to expand its product offering, not only related to LPG, but other energy solutions as well.

Ultracargo is the largest private company in the liquid bulk storage industry in Brazil, according to ABTL latest volume release, with six terminals and a total storage capacity of 955 thousand m³ in 2022, providing it with leading positions in the main ports in Brazil in which it operates.

Ipiranga is one of the largest fuel distributors in Brazil with 18.4% market share (considering only diesel, gasoline and ethanol) in 2022, according to ANP, and a network of 6,771 service stations as of December 31, 2022. In addition to the service stations, Ipiranga’s network includes 1,598 AmPm convenience stores and 1,134 Jet Oil franchises. In 2022, Ipiranga’s strategy was focused on strengthening its resale operations and increasing its performance. The implementation of Ipiranga’s business model — including its network of convenience stores and loyalty programs — in its network of service stations allows it to offer a wide range of products and services, benefiting consumers and resellers. The volume of fuel sold (diesel, gasoline and ethanol) by Ipiranga in 2022 was 22.4 million m³.

Synergistic, robust and resilient business portfolio

We concentrate our activities in the energy and infrastructure segments, through Ultragaz, Ultracargo and Ipiranga, which we believe to be irreplicable assets with a consistent history of operating results, solid operational scale, and structural competitive advantages. Our portfolio is complementary, synergic, and focused on our core competencies, which we believe leverages the competitive advantages of each of our businesses, allowing for greater efficiency and value generation potential.

We believe that our portfolio provides us with great financial strength and flexibility, positioning us to seek further investment opportunities within the energy and infrastructure sectors, with a growing focus on the energy transition via renewable energy sources. For example, in September 2022 and November 2022, we announced the acquisition of all shares of Stella and NEOgás, respectively, through Ultragaz. Stella is a technology platform that connects renewable electricity generators and customers through distributed generation and NEOgás is a pioneer in the transportation of compressed natural gas in Brazil, operating in several segments including the industrial, vehicular and development of special projects in partnership with natural gas distributors. Both acquisitions marked Ultragaz's entry into these segments, in line with its strategy of expanding the offering of energy solutions to customers, leveraging on its capillarity, commercial strength, the Ultragaz brand and its extensive base of industrial and residential customers.

We believe Ultrapar’s businesses are simultaneously resilient and leveraged on Brazilian economic growth. Some of Ultrapar’s businesses, such as the sale of LPG for residential use and fuels for light vehicles, are relatively resilient, due to their inelastic demand profile and, therefore, are less volatile in economic downturns. Bottled LPG is an essential good, as it is mainly used for cooking, and, therefore, is generally less correlated to economic performance. Volume of fuels for light vehicles tends to grow linked to the number of light vehicles in Brazil. On the other hand, other businesses of Ultrapar, such as sales of diesel fuel and bulk LPG are linked to the economic performance and tend to experience higher sales volumes during periods of strong economic growth. Sales growth of these products have been historically correlated to the performance of the Brazilian economy.

Highly efficient energy distribution network

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

Ultragaz aims to be a reference in multi-energy distribution by taking advantage of its capillarity and good relationship with its customers to offer a diversified portfolio of energy solutions to its customers. Ultragaz believes that its strong and nationally known brand, and its last-mile expertise further support its growth plans.

Efficiencies in retail network logistics in addition to resale management know-how

We believe that the expertise in logistics and resale management that we have gained at Ultragaz is complemented by Ipiranga’s know-how in the same areas, thus maximizing efficiency and profitability at both companies.

Robust retail network

Through its capillarity and last-mile expertise, Ultragaz developed an important role in the Brazilian LPG retail system. Ultragaz operates in Brazil directly or through resellers with professionals visiting several customers daily. According to ANP, Ultragaz’s market share in 2022 was 23.1%, having served approximately 59 thousand business customers in the bulk segment, 583 thousand customers of Individual Billing and more than 11 million households in the bottled segment through a network of approximately 5.8 thousand independent retailers. For the year ended December 31, 2022, Ultragaz’s total volume of LPG sold was 1.7 million tons.

Ultrapar’s strategy for its fuel retail operations is strongly focused on profitability and productivity through the expansion of Ipiranga’s logistics infrastructure coupled with differentiation and innovation initiatives. At Ipiranga, this focus has translated to the creation of new market niches through its reseller network characterized by customer service and convenience, thus contributing to high levels of customer loyalty. We believe these initiatives result in a better value proposition for customers and resellers, creating benefits for the whole chain – the client has access to differentiated, more convenient products and services; the reseller has a more attractive business; and the service station has a differentiated positioning, contributing to the evolution of the company’s results.

AmPm is a relevant part of Ipiranga’s differentiation strategy to develop the complete offering strategy. AmPm is the seventh largest franchise network in the country, according to the 2022 ranking of ABF, with 1,598 stores and a penetration of 24% in the total number of service stations as of December 31, 2022.

In 2019, AmPm was segregated from Ipiranga, with the aim of strengthening its network, promoting greater agility, and increasing the company’s profitability. AmPm follows Ipiranga’s complete offering strategy, but with a totally separate organizational structure, which includes a management team fully dedicated to AmPm, the implementation of specialized retail systems, the internalization of key business processes and an exclusive advisory board for AmPm.

Also in 2019, we started our company-operated stores, which serves as a laboratory for the continuous development of the franchise model, acting as a reference of operational excellence for franchisees, increasing their engagement to the business and ensuring the application of operational standards established by the franchisor. In December 2022, AmPm had 229 company-operated stores.

In 2020, AmPm launched a new store concept, which allows the consumer to have a more fluid experience, focusing on food service with an expansion of the product mix of food service. This new concept provides consumers with a more intuitive and intelligent shopping journey in a nicer and cozier environment. The new model has a comprehensive digital services package, which is offered on the main marketplaces in Brazil, in the delivery applications, abastece aí and WhatsApp, and in other company-operated stores solutions. In December 2022, AmPm had 300 stores using our new concept, of which 101 were company-operated stores and 199 were franchises.

Distinguished positioning in the fuel distribution sector

We believe that Ipiranga differentiates itself from its competition in the sector by having a more diverse array of products and services and thereby being a more convenient choice for customers. These services and products include convenience stores, lubricant-changing service shops, electronic payment, bakeries, loyalty program and a set of initiatives that aim at enhancing customer’s convenience and loyalty.

Cost-efficient operations

Ultragaz has significant market presence in densely populated areas, which allows it to operate its filling plants and distribution system with a high level of capacity utilization and efficiency with depth and capillarity. Additionally, Ultragaz launched in 2021 the SOU Program (Ultragaz Operation System Program), a strategic initiative focused on cost management that applies the lean methodology to standardize and improve the efficiency and quality of its processes.

Ipiranga also has a significant market presence in Brazil, which allows it to operate its extensive network of primary and secondary storage terminals and its distribution system in a cost-efficient manner. Also, the increased scale of Ipiranga allows improvements in efficiency and competitiveness in the distribution and sales processes, dilution of advertising, marketing and new product development expenses, and gains from economies of scale in administrative functions.

Ultracargo is the largest independent liquid bulk storage company in Brazil and the only player in the liquid bulk storage sector present in most of the major ports in Brazil. Such position provides Ultracargo with increased operational flexibility, efficiency, and economies of scale. In addition, Ultracargo also developed programs designed to improve its processes, such as Soul and Conecta, aimed at enhancing its productivity and operational efficiency to ensure a more efficient deployment of the company’s resources. For more information about these initiatives, see “Item 4. Information on the Company—Industry and regulatory overview—B. Storage services for liquid bulk —Ultracargo—Storage facilities.”

Strong corporate governance structure and alignment of interest

We believe we have been one of Brazil’s leaders in the development and adoption of best practices in corporate governance. We use the capital markets not only as an investment resource but also as a driver for the development and consolidation of our corporate culture. One of the central pillars of this culture is a shared responsibility concept, based on the alignment of interests.

We have a solid track record of pioneering initiatives in corporate governance. In 1999, we were the first company to go public simultaneously on the B3 and NYSE under an ADR Level III (only for companies that complies with the highest corporate governance standards of foreign companies listed in the United States). In 2000, we became the first company in Brazil to offer to all our shareholders tag along rights at the same price in case of a transfer of control.

In 2011, we completed the implementation of a new corporate governance structure, which we believe further aligned our shareholders’ interests by converting all preferred shares into common voting shares. The conversion resulted in all our shares having identical voting rights, which allows our shareholders to participate in the decisions of our shareholders’ meetings without (i) any limitations on voting rights, (ii) special treatment to current shareholders or (iii) mandatory public tender offers at a premium to market prices once a certain beneficial ownership threshold is achieved. In that same year, our shares were listed on the Novo Mercado segment of B3, which is the B3 segment with the highest standards of corporate governance and transparency. Currently, Ultrapar is a component of some of B3 stock indices that extol companies with great corporate governance initiatives, such as the IGCT, IGC-NM, ITAG and IGC.

To further enhance our corporate governance structure, we have a robust compliance program. One of the pillars of our compliance program is related to its guidelines composed of our Code of Ethics, a document revised in March 2023 that guides the conduct of the Company members and their representatives from the external public, and our Corporate Policies, a set of more prescriptive documents covering procedures and controls to be adopted on topics such as corruption, good competition practices, conflicts of interest, among other issues related to corporate integrity. All these guidelines were approved by the Board of Directors and serve as a basis for training the employees of Ultrapar, in addition to be a reference to enforce the consequences in cases of misconduct. Ultrapar also has a Conduct Committee, a body directly related to the Board of Directors, which consists of an independent and external president and executives of Ultrapar, including the Risks, Integrity and Audit Director, with the purpose of managing the application of the Code of Ethics, among others.

Our robust governance structure also includes a People Committee, which has been in place since 2011, a Strategy Committee, which has been in place since 2019, and an Audit and Risks Committee which, since 2019, is a permanent body with independent board members.

In addition, to strengthen the alignment of interests between management and shareholders, members of Ultrapar’s management receive variable short-term compensation linked to performance based on financial goals defined for each business and for Ultrapar, in addition to individual goals associated with the businesses' operating and commercial performance, people development, projects execution, among other objectives, always in line with the strategic plan approved by the Board of Directors. Since 2022, executives have at least 1/3 of their individual goals related to the ESG agenda. The long-term compensation plan, through which the Company’s executives become shareholders of Ultrapar, is based on: i) restricted shares – with transfer of ownership at the end of the vesting period, and ii) performance shares – with transfer of ownership at the end of the vesting period, conditional on meeting pre-established goals.

Furthermore, we believe we are led by a strong and experienced management team with a proven track record in the energy and infrastructure industries. As of the date of this annual report, our Board of Directors consisted of 9 members, being seven independent members. Under the Company's Bylaws, our Board of Directors must be composed of 5 to 11 members, of which at least one-third (or two members, the highest) must be independent members. In 2021, we were awarded the stamp Women on Board, a recognition of our corporate culture of incentivizing gender equality and the presence of women in our board.

On April 19, 2023, the Annual and Extraordinary General Shareholders’ Meeting promoted an important renewal of the Board of Directors combining candidates who were members of the Company's management, including the Chief Executive Officer, with four new candidates, who bring relevant and complementary experiences to the Board. Furthermore, the majority of members of the Board of Directors remains independent members.

Strong operational track record

Our Company has exhibited a solid operational track record. Since our Initial Public Offer on October 13, 1999, we have never ended a year with net loss, presenting an average compounded annual growth of net income attributable to shareholders of the company of 17% from 1999 to 2022, despite the overall macroeconomic volatility in Brazil and in the world during this same period.

Our strategies

Streamline our business portfolio and further invest in the energy and infrastructure sectors in Brazil

Throughout 2021, Ultrapar conducted a portfolio rationalization process fully divesting from Extrafarma, Oxiteno and its stake in ConectCar, and concentrating its operations in the energy and infrastructure sectors, in which we have robust operational scale, know-how and structural competitive advantages. In addition to allowing our management to increase focus on our core businesses, the divestments also contributed to reducing Ultrapar’s financial leverage. The revised business portfolio is mainly concentrated in Brazil, which is a country with several opportunities in the energy and infrastructure industries and well positioned in the context of energy transition via renewable energy sources. Ultrapar is also well positioned to take advantage of these opportunities, considering the main strengths of its businesses, such as:

  Ultragaz (energy): brand of national reference and an industry innovation leader, with last-mile nationwide coverage and a trusting relationship with its customers;
  Ultracargo (infrastructure): holds a national presence with multipurpose terminals, diversified customers and products, engineering expertise and implementation capability;
  Ipiranga (fuels and mobility): holds leading brands, with a national coverage and scale infrastructure, being the third largest fuel distributor in Brazil and one of the largest biofuels sale platform;
  Ultrapar (as a Holding): provides access to capital at low cost, fiscal and capital allocation optimization, scale to administrative functions and attraction and retention of talented professionals, as well as revenues diversification and institutional strength.

Build on the strength of our brands

We believe that our businesses have a high brand recognition associated with quality, safety, and efficiency that we continually strive to deliver. We intend to reinforce this market perception by continuing to supply high-quality products and services and introducing new services and distribution channels.

Invest in building a succession pipeline for key leadership positions

We remain committed to building a pipeline of entrepreneurial leaders at Ultrapar as well as in our businesses. Through a combination of promoting internal talent, internal horizontal transfers and external hires, there has been a relevant renovation in senior management positions, covering all the senior management. These movements have been carried out in a gradual, planned, and constructive manner. In the last years, we worked to strengthen our management structure and governance, consolidating the pillars supporting the growth and longevity of Ultrapar.

Maintain a strong relationship with our resellers in the LPG and fuel distribution businesses

We intend to preserve our strong relationship with dealers by keeping their distribution exclusivity and continuing to implement our differentiated incentive programs in Ultragaz and Ipiranga. We plan to continue investing in training our dealers, in order to maximize efficiency, to further strengthen our relationship and to promote the high standards of our distribution network. In parallel, we plan to continue increasing our operational efficiency and productivity at Ultragaz and Ipiranga.

Continuously improve cost and capital efficiency in the LPG and fuel distribution businesses

We plan to continue investing in the cost and capital efficiency of our distribution systems. Current initiatives include enhanced discipline with respect to our capital allocations and other programs designed to control our costs in both the LPG and fuel distribution businesses units.

Maintain financial strength as a holding company

We seek to maintain a solid financial position to allow us to pursue investment opportunities and enhance our shareholders’ return on their investment in our company. As a holding company, our diversified portfolio, scale, and listing in the domestic and international markets allow us to access different sources and types of financing that each of our businesses would not be able to access individually.

Invest in logistics infrastructure in certain regions to expand our market share and efficiency in fuel distribution

Our strategy also consists of investing in Ipiranga’s logistics infrastructure to expand our capillarity and strengthen our national footprint, especially in the Midwest, North and Northeast regions of Brazil. Such investments aim to enhance our logistics efficiency of fuel distribution through increased proprietary storage capacity in strategic locations, contributing to improve service quality in relevant regions. In addition, we aim to solidify our network in service stations with larger throughput (volume sold per station), therefore increasing the sales volume at Ipiranga.

We expect that by investing in logistics infrastructure and focusing our service stations network on higher throughput stations will allow us to sustain and even expand our market share in the fuel distribution market, as well as to reduce our operating costs and improve our productivity gains.

Promote and benefit from the formalization of the fuel distribution market

We plan to continue to collaborate with the competent authorities to promote improvements to legislation and to enhance regulatory enforcements in the fuel distribution sector as means of creating a level playing field in the market, increasing sales volume in the formal market, and improving our gross margin, thus reducing the competitiveness of players which benefited from cost advantages derived from unfair practices.

Invest in niche segments for LPG distribution

Ultragaz is strengthening its presence in the North and Northeast regions of Brazil by focusing on expanding to states where it previously did not have significant operations in the bottled segment.

For the bulk segment, Ultragaz strategy is focused on two areas. The first area is offering its clients mainly in industrial and agribusiness segments new applications and services for LPG. As a result, Ultragaz aims at expanding its market share in LPG used for home and personal care and localized heating, such as preheating of industrial furnaces, especially in steel, lead, asphalt manufacturing and metallurgical plants; and in new applications in agribusiness, such as drying grains and seeds, with greater operational and economic efficiency. We believe that some of Ultragaz’s new applications and services provide environmental benefits and cost savings such as reduction in energy consumption and emission of carbon dioxide and pollutants. The second area is to invest in the expansion of the bulk LPG distribution to small-and-medium-sized businesses, such as laundry shops, restaurants, bakeries, and residential condominiums, through agile and convenience services.

Expand our bulk storage capacity while maintaining operational efficiency

Over the last few years, Ultracargo has expanded its installed capacity and diversified its geographic position with gains of scale. Meanwhile, Ultracargo developed processes improvement programs, such as Soul and Conecta, aimed at enhancing its productivity and operational efficiency to ensure a more efficient deployment of the company’s resources. For more information about these initiatives, see “Item 4. Industry and regulatory overview—B. Storage services for liquid bulk —Ultracargo—Storage facilities.”

Key financial information

Net revenue from sales and services

The table below sets forth the net revenue from sales and services for our segments:

	Year ended December 31,
	2022	2021	2020
	(in millions of Reais)
Ultragaz(1)	11,483.4	9,744.7	7,408.3
Ultracargo(1)	867.1	713.1	644.2
Ipiranga(1)	131,338.0	99,382.6	66,133.0
abastece aí(1)(2)	N/A	84.7	17.2
Others(2)(3)	(53.8)	(192.3)	(144.7)
Net revenue from sales and services	143,634.7	109,732.8	74,058.1

(1)

Financial information relating to Ultragaz, Ultracargo, Ipiranga and abastece aí is presented on an unconsolidated basis and does not reflect elimination of intercompany transactions, which is included in “Others”. Accordingly, the sum of individual financial information of Ultrapar’s subsidiaries may not correspond to the consolidated financial information of Ultrapar. See “Presentation of financial information.”

(2)	In 2022, Ultrapar has ceased to present abastece aí as a separate segment, due to the small relevance of this business relative to the overall results of the Company and presented such amounts as “Others.”
(3)	Includes Ultrapar's holding structure, eliminations of intercompany transactions and other subsidiaries (see “Item 4.C. Information on the Company—Organizational Structure.”)

Gross Debt and Net Debt

The information in the table below presents a reconciliation of Gross Debt and Net Debt, a non-GAAP financial measure, to the most directly comparable IFRS financial measure. Our calculation of Gross Debt and Net Debt may differ from the calculation of similarly titled measures used by other companies. Our management believes that the disclosure of Gross Debt and Net Debt is useful to potential investors as it helps to give them a clearer understanding of our financial liquidity. However, Gross Debt and Net Debt are not measures under IFRS and should not be considered as a substitute for measures of indebtedness determined in accordance with IFRS. For more information, see "Presentation of financial information—non-GAAP financial measures."

The table below presents a reconciliation from Gross Debt to Net Debt measure to the most directly comparable measure derived from IFRS financial measures:

	As of December 31,
In millions of Reais	2022	2021	2020
Loans, financing and derivative financial instruments	5,714.5	9,290.9	10,832.1
(+) Debentures	6,035.9	7,086.8	6,544.1
Gross Debt	11,750.4	16,377.6	17,376.2
(+) Leases payables	1,523.8	1,348.3	1,833.3
(-) Cash, cash equivalents, financial investments and derivative financial instruments	(6,585.0)	(4,463.5)	(8,672.2)
Net Debt	6,689.2	13,262.5	10,537.3

Industry and regulatory overview of our continuing operations

A.    Distribution of liquefied petroleum gas

LPG is a fuel derived from the oil or natural gas refining process. In 2022, 74% of Brazil’s domestic demand was produced in local refineries and processing units while the remaining 26% was imported. LPG has the following primary uses in Brazil:

  Bottled LPG — used primarily by residential consumers for cooking; and
  Bulk LPG — used primarily for cooking and water heating in shopping malls, hotels, residential buildings, restaurants, laundries, hospitals and industries, with several other specific applications to each industrial process, such as furnace heating, asphalt production, HPC products, agricultural appliances, among others.

The following chart shows the process of LPG distribution:

Historically, bottled LPG has represented a substantial portion of the LPG distributed in Brazil and is primarily used for cooking. The domestic heating usage of LPG is immaterial in Brazil due to its climate, leading to an overall lower consumption of LPG per capita in Brazil compared to other countries where domestic heating is a major element of LPG demand.

Currently, the LPG distribution industry in Brazil consists of 20 LPG distribution companies or groups of companies and is regulated by the ANP.

The LPG distribution industry consists in:

  LPG supply and transport from production plants (refineries or processing plants) to filling stations;
  Filling LPG bottles and bulk delivery trucks at filling stations;
  Selling LPG to dealers and end users; and
  Product quality control and technical assistance to LPG consumers.

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

The role of the Brazilian government. The Brazilian government historically regulated the sale and distribution of LPG in Brazil. The period from 1960 to 1990 was characterized by heavy governmental regulation, including price controls, regulation of the geographical areas in which each LPG distributor could operate, regulation of the services offered by distributors and governmental quotas for the LPG sold by distributors, thus restricting the growth of larger LPG distributors. In the early ‘90s, a deregulation process took place, easing the requirements for the entry of distributors into the market, reducing administrative burdens and removing regional market restrictions. There are currently no restrictions on foreign ownership of LPG companies in Brazil.

The role of Petrobras. Petrobras had a legal monopoly in the exploration, production, refining, importing and transporting of crude oil and oil products in Brazil and Brazil’s continental waters since its establishment in 1953. This monopoly was confirmed in Brazil’s federal constitution enacted in 1988 and lasted until 1997 when the monopoly was lifted by the enactment of the “Lei do Petroleo” (Oil Law). Petrobras was historically the sole supplier in Brazil of oil and oil-related products, including LPG, and despite no longer being a monopoly, it is still responsible for the vast majority of the LPG supply in Brazil.

In 2004, Petrobras entered into the LPG distribution market in Brazil through the acquisition of Liquigás, one of the main players in the market. In August 2019, Copagaz, Itaúsa, Nacional Gás and Fogás entered into an agreement with Petrobras to acquire Liquigás, which was approved by CADE in November 2020 and closed in December 2020, marking the exit of Petrobras from the LPG distribution market.

The role of ANP. ANP is responsible for the control, supervision and implementation of the government’s oil, gas and biofuels policies. ANP regulates all aspects of the production, distribution and sale of oil and oil products in Brazil, including product quality standards and minimum storage capacities required to be maintained by distributors.

In order to operate in Brazil, an LPG distributor must be licensed with ANP and must comply with certain minimum operating requirements, including:

  Maintenance of sufficient LPG storage capacity;
  Maintenance of an adequate quantity of LPG bottles;
  Use of bottles stamped with the distributor’s own brand name;
  Possession of its own filling plant;
  Appropriate maintenance of LPG filling units;
  Distribution of LPG exclusively in areas where it can provide technical assistance to the consumer either directly or indirectly through an authorized dealer; and
  Full compliance with Sistema de Cadastramento Unificado de Fornecedores – SICAF (the Unified Suppliers Registration System).
40

LPG distributors are required to provide the ANP with monthly reports showing their sales in the previous month and the volume of LPG ordered from Petrobras for the next four months. ANP limits the volume of LPG that may be ordered by each distributor based on the number of bottles and infrastructure owned by the distributor. Based on the information provided by the distributors, Petrobras supplies the volume of LPG ordered, which alongside natural gas processing units, other local refineries and imports are enough to meet the demand.

LPG distribution to the final consumer may be carried out by independent or exclusive resellers, according to ANP Resolutions 49/16 and 51/16. Each LPG distributor must provide the ANP with information regarding its contracted independent resellers on a monthly basis. The construction of LPG filling plants and storage facilities is subject to the prior approval of ANP and may only begin its operations after ANP inspection.

The Self-Regulatory Code/ANP Resolutions 49/16 and 51/16. In 1996, most of the Brazilian LPG distributors, representing more than 90% of the market, bottle manufacturers, LPG transportation companies and certain LPG retail stores, under the supervision of the Brazilian government, entered into a statement of intent regarding the establishment of a program for “requalifying” LPG bottles (a process under which they undergo safety and quality checks) and other safety procedures, known as “Código de Autorregulamentação” (Self-Regulatory Code). See “—Ultragaz—Bottle swapping centers” and “— Ultragaz—Requalification of bottles.” Before the Self-Regulatory Code came into effect, certain LPG distributors, not including Ultragaz, would fill bottles stamped with another distributor’s brand. This practice resulted in a low level of investment in new bottles, giving rise to concerns regarding the safety of older bottles. The Self-Regulatory Code provides, among other things, that:

  Each LPG distributor may only fill and sell bottles that are stamped with its own trademark;
  Each LPG distributor is responsible for the quality and safety control of its bottles; and
  Each LPG distributor must maintain enough bottles to service its sales volume.

The Self-Regulatory Code was replaced by ANP Resolutions 49/16 and 51/16, as amended, which regulates the distribution of LPG activities.

Ultragaz had to requalify 2.4 million bottles, 2.1 million bottles and 2.5 million bottles in 2022, 2021 and 2020, respectively.

Environmental, health and safety standards. LPG distributors are regulated by ANP and subject to Brazilian federal, state and local laws and regulations relating to the protection of the environment, public health and safety. The CONAMA, the Ministry of Economy, and the Ministry of Infrastructure are the primary regulators of LPG distribution at the federal level.

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

In 2016, as a part of the “Atitude Segura” (Safe Attitude) initiative, Ultragaz began to implement an extensive HSE plan focused on further enhancing the safety of its operations through best practices. Ultragaz carried out a behavioral and process diagnosis on health and safety, and, in 2022, developed a plan to build a collaborative safety culture among their employees by raising awareness of the importance of preserving their own safety and that of their peers. Ultragaz continuously seeks to improve its safety behavior culture by intensifying the activities of safety technicians and by developing senior leadership, including directors and managers that act as agents of change in their respective teams.

Also in 2022, Ultragaz has advanced in providing its resellers with training in safe driving techniques to avoid accidents. In addition, an accident prevention action plan was implemented in the bottle loading and unloading phase of the filling process.

Ultragaz’s lost time injury frequency rate was 2.10 in 2022 compared to 2.51 in 2021, a decrease of 16%. The process accident frequency rate with Ultragaz’s own employees (Tier 1 and 2) was 0.75 in 2022 compared to 0.31 in 2021, an increase of 141%.

Ultragaz

As of December 31, 2022, Ultragaz was the leading company in the Brazilian bulk LPG market and the second largest in total volumes, according to ANP. Founded in 1937, Ultragaz was the first LPG distributor in Brazil, when wood stoves and, to a lesser extent, alcohol, kerosene and coal stoves were used. For more information about Ultragaz’s history, see “Item 4.A. Information on the Company—History and development of the Company—A.1. Continuing operations—Ultragaz.”

Ultragaz is comprised of the following operating subsidiaries:

•	Cia Ultragaz, which comprises:
	-	Ultragaz, the company that pioneered our LPG operations;
	-	Bahiana, which primarily operates in the Northeast region of Brazil;
	-	Utingás, a storage services provider that operates two facilities in São Paulo and Paraná. Utingás was incorporated in 1967 when Ultragaz and other LPG distributors joined to construct LPG storage facilities based in the states of São Paulo and Paraná. Ultragaz currently indirectly owns 57% of Utingás. See “Item 4. Information on the Company—Industry and regulatory overview—Storage of LPG;” and
•	Ultragaz Energia, a company that aims to provide other types of energy beyond LPG, which comprises:
	-	Stella, a technology platform that connects renewable electricity generators and customers through distributed generation. It is an alternative for low voltage consumers to access lower energy prices. The company was founded in 2019 and was acquired by Ultragaz in 2022. For more information about this acquisition, see “Item 4.A. Information on the Company—History and development of the Company—A.1 Continuing operations—Ultragaz.”

Furthermore, on February 1, 2023, Ultragaz closed the acquisition of all shares of NEOgás. This acquisition marks Ultragaz's entry into the compressed natural gas distribution segment and, in addition, Ultragaz believes that NEOgás is an ideal platform to enable biomethane distribution opportunities. This transaction reinforces Ultragaz’s strategy of expanding the energy solutions it offers to its industrial customers, making use of its capillarity, commercial strength and brand. For more information see “Item 4.A. Information on the Company—History and development of the Company—A.1 Continuing operations—Ultragaz.”

Markets and marketing. When Ultragaz began its operations, it served only the Southeast region of Brazil. Currently, Ultragaz is present in almost all of Brazil’s significant population centers. In recent years, Ultragaz strengthened its presence in the North and Northeast of Brazil, where it did not have significant operations. Distribution of bottled LPG includes mainly retail stores, carried out by Ultragaz’s dealership network, mainly using 13 kg ANP approved bottles. In the case of Ultragaz, the bottles are painted blue. Ultragaz’s operating margins for bottled LPG vary from region to region and reflect the distribution channel in the region.

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

Distribution of bulk LPG is largely carried out through 190 kg storage tanks installed on the clients’ premises. Since 1995, Ultragaz operates small-and-medium-sized bulk delivery facilities with bob-tail trucks, which deliver LPG in bulk mainly to residential buildings, commercial and industrial clients. Ultragaz’s clients in the commercial sector include shopping centers, hotels, residential buildings, restaurants, laundries, and hospitals. Ultragaz’s trucks supply clients’ stationary tanks using a system that is quick, safe, and cost effective.

Ultragaz’s bulk sales include large industrial clients, such as companies in the food, metallurgical, steel and home and personal care sectors. In the case of large volume consumers, Ultragaz is competing with other highly competitive energy sources such as natural gas, diesel, wood, fuel oil and electricity.

Ultragaz’s strategy for the bulk LPG distribution is to continue its process of product and service innovation. Ultragaz has a team to identify the needs of each bulk LPG client and to develop technical solutions for using LPG as an energy source. Furthermore, in 2015, Ultragaz started operating under a new concept for the small and medium business clients, named Ultrapronto. As an innovative concept in the LPG industry, Ultrapronto represents a more agile and complete service to the client, including prospecting of clients, setup of equipment, logistics and after-sale services. It permeates the entire value chain of the bulk segment, based on: (i) differentiated value proposition for the client, (ii) standardization of processes, and (iii) rationalization of the installation process.

The table below shows Ultragaz’s sales of LPG to clients of bottled and bulk LPG:

Client category	2022	2021	2020
	(in thousands of tons)
Bottled LPG
Residential delivery by Ultragaz / Ultragaz owned retail stores	41.5	38.1	39.2
Independent resellers	1,085.5	1,116.0	1,158.7
Total bottled LPG	1,127.1	1,154.1	1,197.9
Total bulk LPG	579.1	560.2	534.4
Total tons delivered	1,706.2	1,714.2	1,732.3

(1)   Includes residential deliveries and distribution through retailers’ stores.

Residential delivery has evolved during the last years from primarily door-to-door to a scheduled, order by phone or app.

LPG distribution is a dynamic retail market where consumers’ habits change constantly, thus creating opportunities for the company. In order to track market developments more closely and differentiate itself from its competitors, Ultragaz has developed and enhanced sales channels and payment methods. In the last decade, the company expanded the participation of Disk Gás (sale of LPG bottles by telephone) and, more recently, introduced ordering through a website (Pedido Online), cell phone messages (Whatsapp) and through a smartphone app (Ultragaz app), which reached 3.7 million downloads at the end of 2022. Ultragaz entered into sales partnerships with apps from companies such as iFood, RecargaPay, abastece aí, Cartão de Todos, and is currently implementing a vending machine for LPG cylinders, called Ultragaz 24h, which works 24/7 and accept varied payment methods. These initiatives provide customers with greater convenience, add further value, and generate logistic optimization to Ultragaz. The same principles have been extended to the bulk segment, in which Ultragaz is a pioneer and has a leading position.

Ultragaz has been developing new technologies for different markets, such as industrial, agribusiness, small and medium businesses, residential buildings, and household customers. For segments, such as the industrial laundries, Ultragaz has developed a new system to control the whole seed drying process using Internet of Things (IoT) to optimize LPG consumption. Ultragaz has also expanded LPG uses portfolio to agribusiness, such as a solution for grain and seed drying, increasing productivity. Finally, tracking consumption trends in the bulk segment, Ultragaz has created a food recycler solution, which converts 80% of a typical restaurant waste into fertilizer through a fully automated process.

In May 2021, Ultragaz launched its new brand image. The new visual identity addressed its purpose of contributing to changing people’s lives. With an eye to the future, and in the spirit of its new motto “Somando energias” (Combining energies), Ultragaz is employing its vast experience together with technology to create energy solutions that focus on its customers’ needs, helping them to better manage the energy usage in their homes and businesses.

Contracts. Ultragaz supplies its bulk clients based on contracts with terms ranging typically from two to five years. The contract also requires that any tank supplied by Ultragaz may only be filled up with LPG delivered by the company. By having customers in contract, Ultragaz is able to build a closer relationship and identify opportunities for expanding the consumption of LPG and for energy transition.

Environmental, social and governance initiatives

In 2022, Ultragaz consolidated its ESG initiatives under one banner, ESG Journey – Ultragaz More Sustainable, which is grounded in four drivers for the company, broken down into ten strategic objectives. These drivers are the energies that guide its actions: Ethical Energy (value for investors and society), Human Energy (value for employees), Energy to Innovate (value for suppliers, customers, partner resellers and the planet) and Citizen Energy (value for communities). Some highlights of each of such energies are:

Ethical energy

Ultragaz reinforced the awareness and the culture of integrity with the creation of the Ethical Contact initiative, which consists of content prepared for its leadership to use in conversations with teams, taking examples that promote a more practical look at ethical issues on daily life. Additionally, an Integrity Campaign was developed, which addressed topics such as harassment, competition, prejudice, relationship with suppliers, corruption, and discrimination, based on testimonials from the company’s own employees, bringing up personal situations that each one has already experienced. The competitive aspect was also reinforced through training carried out with the internal public and with resellers’ partners.

Energy to innovate

Energy transition. Ultragaz acquired Stella in September 2022 and NEOgás in November 2022, initiatives that increase the energy solutions offering of Ultragaz to its consumers. Ultragaz also adhered to the Climate Commitment program, promoted by the Ekos Institute, to encourage the development of a low-carbon economy.

Eco-efficient operations. Ultragaz developed the standard base concept, seeking to standardize the infrastructure of all its bases, prioritizing efficiency and sustainability. The last two new operational bases in the North and Northeast regions, in Belém (state of Pará) and Fortaleza (state of Ceará), have already been built considering sustainability aspects, with state-of-the-art technologies, such as the reduction of heat islands, reduction of water use, prevention of damage to the environment and storage and collection of recyclable materials. In addition, Ultragaz made progress in the disposal of waste generated in operations, reducing the amount sent to landfills by approximately 50% in 2022.

In logistics, the vehicles that make up Ultragaz's light fleet gradually began to be filled up with ethanol. Also looking for cleaner and more sustainable energy alternatives for supplying bottle transport trucks, Ultragaz started pilot projects with two electric, smaller and lighter VUC trucks and with a truck powered by gas.

Ultragaz has also acquired the I-RECs, proving that 100% of its energy comes from renewable sources, zeroing its indirect GHG emissions from the purchase of electricity (scope 2 emissions).

Value chain. Ultragaz advanced in the relationship with its resellers’ partners, reorganizing the service model for this public. Ultragaz's Lapidar Challenge, a partner qualification program that values and rewards the journey of each reseller, showed better qualification of resellers in 2022. To further strengthen the relationship with resellers, some meetings were held in the regions of Brazil where the partners’ network is present. At these meetings, Ultragaz showcased its initiatives, latest innovations and its ESG journey, reinforcing the company's strategy. In addition, Ultragaz also carried out workshops with suppliers selected for the supply chain engagement program Carbon Disclosure Project (CDP), resulting in greater adherence to the program. For more information on Lapidar Challenge, see “—Independent Resellers.”

Human energy

Inclusive culture and diversity. Ultragaz disclosed its efforts in diversity and inclusion, with its strategic priorities and pillars of action. In terms of training, Ultragaz offered mentorships to women in leadership positions in operations and sales, and training for leaders in unconscious biases, person with disabilities, gender equity and toxic masculinity. In addition, in order to welcome diversity since the attraction of new talents, Ultragaz has strengthened its recruitment and selection guidelines, considering race, disabilities and women in its operation through prioritization actions on the selection processes.

Health and safety. Ultragaz has been investing on several fronts to guarantee a safe environment in its operations. In 2022, the company expanded the monitoring of the loading and unloading process, reinforced internal procedures and those with its service providers, and is testing new automation of its processes. The digitalization of the relationship with its customers and greater logistical efficiency also reduced the number of trips, reducing exposure to accidents. Moreover, Ultragaz revisited its Safety Program, reinforcing the pillar of safety behavior. In health management, Ultragaz, through the Valoriza Program, has been encouraging its employees, especially in the risk group, to adhere to health and quality of life programs.

Ultragaz is a signatory of the UN Global Compact since 2009. In 2022, Ultragaz participated in Innova 2030, an intrapreneurial program promoted by UN Global Compact Brazil and Fundação Dom Cabral, a renowned Brazilian university, aiming at promoting the entrepreneurial mindset of its employees.

Citizen energy

Business solution providing social impact. In 2022, Ultragaz was selected by recognized Brazilian NGOs and movements for having developed the digital Vale Gás, a secure and traceable solution, with guaranteed distribution capacity all over Brazil, to carry out the initiative promoted by Petrobras in the donation of LPG bottles to families in socially vulnerable situations. This initiative enabled thousands of families to benefit from a cleaner fuel, the LPG.

Social programs. Moreover, Ultragaz invested in education projects for children and teenagers, such as Escola de Música da Rocinha, Pluga Cuca, Alavanca Associação Santo Agostinho (ASA) and Recriarte, positively impacting people in socially vulnerable situations. Ultragaz also delivered items including gallons of mineral water, food and hygiene and cleaning products to the population that suffered from torrential rains in Pernambuco, benefiting families in the region. In Bahia, also due to the critical situation caused by heavy rains, Ultragaz mobilized resellers throughout the state as collection points for non-perishable food and hygiene and cleaning items to donate to flood victims in the region, at which time it also distributed basic food baskets to the affected communities in the municipalities of Jaguará, Eunápolis, Jequié and Itabuna.

Volunteering program. With the active participation of its employees, Ultragaz has revised its Corporate Volunteering Program and included new volunteering activities that resonate with its corporate purpose. Some of the volunteering activities performed in 2022 include (i) “Ler é Presente” (To Read is a Gift) Program that aims to develop the creativity and imagination of children from public institutions and schools, through voluntary reading; (ii) the donation of books and toys to vulnerable children on National Children’s day, (iii) a beach clearance day, whereby some of our employees were educated on the importance of keeping the beaches clean and collected waste out of the Santos’ beach; and (iv) Social Acceleration Program, organized by Ultrapar, which supported 13 NGOs in their management challenges, aiming at maximizing their social impact.

Distribution infrastructure. Ultragaz’s distribution strategy includes having its own infrastructure for bulk LPG, given that the proximity to customers is a significant success factor. Ultragaz also maintains a large independent reseller network for bottled LPG. Deliveries for both bottled and bulk LPG are made by a staff wearing Ultragaz uniforms and driving vehicles with Ultragaz’s logo. Ultragaz has also invested in information technology for improving its process, such as logistics optimization and production efficiency, and has established a partnership to produce electric tricycles, which will be offered to Ultragaz’s resellers for delivering LPG to the end customer, thus contributing to the reduction of GHG. Ultragaz delivers bottled LPG, using a distribution network, which included 5.8 thousand independent resellers and a fleet of 111 vehicles for the delivery of gas bottles and 304 vehicles for bulk delivery as of December 31, 2022.

Bottled sales capacity derives from the number of bottles bearing Ultragaz’s brands. As of December 31, 2022, there were 25.0 million 13 kg bottles stamped with Ultragaz’s brands in the market.

Independent resellers. Ultragaz’s independent distribution network ranges from large resellers, which carry out extensive home deliveries, to single retail stores, which sell small quantities of LPG bottles. ANP Resolution 51/16, as amended, sets that the independent resellers must be registered with ANP and comply with a list of prerequisites, as well as those required by law for the storage of bottles up to 90 kg. Also, each municipality sets forth its own safety regulations, including a minimum distance from certain locations, such as schools. For the year ended December 31, 2022, 96% of Ultragaz’s bottled LPG sales were made through resellers. The agreements entered between Ultragaz and independent resellers require the use of the Ultragaz brand and the display of the Ultragaz logo in the delivery vehicles and on the uniforms worn by delivery personnel. Proprietary rights of the trademark and the logo are retained by Ultragaz and are duly registered with INPI – Instituto Nacional de Propriedade Industrial (the National Institute of Industrial Property). All contracted resellers are Ultragaz’s exclusive representatives. Under the terms of the respective contracts, each dealer agrees not to deliver non-Ultragaz LPG bottles.

Ultragaz understands that investing in the efficiency of its reseller network is key for staying ahead of competition and at the same time aligned with market demand for LPG. Accordingly, Ultragaz has developed several programs aimed at improving resellers’ management quality and standards.

The main program is the Lapidar Challenge (exclusive excellence program for resellers), which seeks to standardize the best management practices of Ultragaz’s resellers, through the pillars of customer experience, business management, teams and resale structure, with focus on strict compliance with the laws applicable to the sector. Through a continuous evaluation process with annual cycles, resellers are classified into categories allowing participants to verify their performance against Ultragaz standards of excellence and stimulating constant improvement. In 2020, Ultragaz reviewed the entire program to turn it more attractive, contributing to an evolution in its dealer network continuously and bringing excellence in execution and a better customer experience.

In 2020, Ultragaz created a digital relationship channel with its resellers called MAP – Meu Aplicativo Parceiro (my partner app), which currently has 6 thousand connected partners. In this app resellers have access to resources that improve their work process. Through MAP, the reseller also accesses a marketplace platform, namely Portal Ultragaz, where they can purchase several items.

In 2020, Ultragaz also developed the Amigu app, the company’s last-mile tool that identifies the closest Ultragaz’s delivery person to the customer location. Currently, the app has more than 10 thousand downloads with deliverymen connected in more than 900 cities across Brazil.

Distribution channels to bulk consumers. Bulk distribution is made directly to customers by delivering LPG to storage tanks located at customers' facilities. Both large and small bulk distribution are mainly made by bobtail trucks and, in some cases, third-party tanker trucks.

Ultragaz has improved the digitization of its processes and sales channels by offering an omnichannel solution to customers. This digital service channel offers greater security, transparency, and agility in service.

Ultragaz’s logistics strategy is also focused on the customer journey. The investments in routing systems, demand planning and last-mile solutions are intended to provide high-level delivery and information services to the client. In addition to improving the customer experience, Ultragaz raises its own operational efficiency.

Payment terms. Ultragaz’s sales through its retail stores and through home delivery are made mainly on a cash basis. Ultragaz’s sales to independent resellers and to industrial and commercial users have payment terms of 18 days on average.

Bottle swapping centers. Pursuant to the ANP Resolution 49/16, as amended, distributors have established 9 operating swapping centers to facilitate the return of the bottles to the appropriate distributor. Under the ANP Resolution 49/16, as amended, LPG distributors were not permitted to refill third-party bottles, although they may pick up any empty LPG bottle tendered by costumers in exchange for a full LPG bottle, regardless of whether such empty bottle was put in circulation by that distributor. Accordingly, LPG distributors may deliver third-party bottles to a swapping center where such bottles may be exchanged for bottles placed in circulation by such LPG distributor.

Requalification of bottles. The lifetime of a bottle depends on several factors, the most important being the exposure of the bottle to corrosion from the atmosphere and whether the bottle has been damaged. The ANP Resolution 49/16, as amended, provides that all bottles must be requalified after their first 15 years of use, and every ten years thereafter. Each bottle is visually inspected for damage and corrosion to determine if it can be requalified or if it should be scrapped. In the case of bottles which pass the quality and safety checks, several procedures are followed before the bottles are stamped with the year of requalification and the next term in which they are due for requalification.

Supply of LPG. Currently, the main LPG supplier to Ultragaz is Petrobras. In 2019, Petrobras entered into an agreement with CADE aimed at promoting the competition in the natural gas market in Brazil, including the sale of shareholdings in companies operating thereof as a means of encouraging the entry of new players into the LPG supply network. In 2022, 14% of Ultragaz’s overall supply needs were met by private suppliers, other than Petrobras.

Prices of LPG. From 2008 to 2016, Petrobras increased LPG refinery prices for commercial and industrial usage only sporadically. Since June 2017, LPG refinery prices generally reflected international pricing levels and exchange rate variations, although there have been periods when oil derivatives prices in Brazil did not immediately reflect international due to Petrobras’ pricing guidelines, which softened the effects of price volatility in the international market on domestic prices. From 2017 to 2019, LPG refinery prices were adjusted more frequently.

In November 2019, after a change in its pricing policy, Petrobras ended the price differentiation for bulk and bottled segments, and both were converted into one single price.

During 2022, 2021 and 2020, Petrobras’ pricing policy followed international commodity prices and, due to greater volatility in international LPG prices, mainly caused by the COVID-19 pandemic and, more recently by the conflict between Russia and Ukraine, the frequency of price adjustments increased.

The following table shows Petrobras’ monthly LPG price adjustments for the last three years.

Date	% Petrobras LPG prices adjustments
Dec-22	-9.7%
Nov-22	-5.3%
Sep-22	-10.4%
Apr-22	-5.6%
Mar-22	16.2%
Oct-21	7.0%
Jul-21	6.0%
Jun-21	6.0%
Apr-21	5.0%
Mar-21	5.0%
Feb-21	5.0%
Jan-21	6.0%
Dec-20	5.5%
Nov-20	5.0%
Oct-20	5.0%
Aug-20	10.3%
Jul-20	5.0%
Jun-20	10.6%
May-20	5.0%
Mar-20	-18.9%
Feb-20	-2.9%

The following table shows a comparison between Petrobras’ average prices and international parity prices (R$ per ton) on yearly basis:

Year	Petrobras avg price	International parity price
2022	4,121	3,607
2021	3,452	3,477
2020	2,139	1,893

Storage of LPG. On December 31, 2022, Ultragaz’s storage capacity was approximately 20.8 thousand tons, including Utingás’ storage capacity. Based on its 2022 average LPG sales, Ultragaz could store approximately 3.7 days of LPG supply.

Ultragaz stores its LPG in large tanks at each of its filling plants located throughout the regions in which it operates. Primary filling plants receive LPG directly from refineries and processing units by pipeline; secondary filling plants are supplied by truck; and satellite plants primarily hold LPG which is used to fill bob-tail trucks for small bulk distribution to customers that are not located near a primary or secondary filling plant. See “Item 4.B. Information on the Company—Business overview—Industry and regulatory overview—A. Distribution of liquefied petroleum gas” and “Item 4.D. Information on the Company—Property, plant and equipment.”

Competition. Ultragaz’s main competitors are:

  Copa Energia, a group created in 2021 that owns the LPG distributors Liquigás and Copagaz;
  Nacional Gás, a Brazilian LPG distributor, which has been present in the market for more than 60 years; and
  Supergasbrás, a company controlled by SHV Energy (a major multinational LPG distributor), formed by the merger of Minasgás S.A. and Supergasbrás S.A.

The following table sets forth the market share of Ultragaz and its LPG competitors in terms of volume, according to ANP:

	Year ended December 31,
LPG distributor	2022	2021	2020
Ultragaz	23.1%	23.1%	23.1%
Copa Energia (Liquigás + Copagaz)	24.5%	25.7%	30.0%
Nacional Gás	21.8%	21.3%	18.5%
Supergasbrás	20.8%	20.6%	20.0%
Others	9.9%	9.3%	8.5%
Total	100.0%	100.0%	100.0%

Since per capita consumption is small, low distribution cost is a critical factor in dictating profitability. Therefore, LPG distributors largely compete based on efficiencies in distribution and delivery as all LPG distributors currently purchase most part of their LPG requirements from Petrobras, and as Petrobras’ refinery price charged to the distributors is the same to all LPG distributors. Ultragaz’s main markets, including the cities of São Paulo, Salvador and Recife, are highly populated areas and, therefore, distribution to these markets can be carried out with great economies of scale, resulting in lower distribution costs. Additionally, Ultragaz benefits from low bulk LPG distribution costs.

In addition to competing with other LPG distributors, Ultragaz competes with companies that offer alternative energy sources to LPG, such as natural gas, wood, diesel, fuel oil and electricity. While fuel oil is less expensive, LPG has performance and environmental advantages in most uses. As a result, natural gas is currently the main source of energy Ultragaz compete with.

The natural gas segment has become increasingly more competitive relative to LPG over the last years, especially in the South and Southeast regions of Brazil, as a result of increased investments in the natural gas infrastructure grid in these regions. Going forward, we expect the natural gas market to receive further investments and witness the entry of new players following the agreement entered into between Petrobras and CADE to promote competition in the sector. For example, in July 2022, Petrobras sold its 51% stake in Gaspetro (currently Commit Gás S.A.), a holding company with a stake in piped gas distribution companies located in different states of Brazil, to Compass Gás e Energia S.A., a company controlled by Cosan.

Besides the grid development, current investments in Liquified Natural Gas (LNG) terminals will increase the supply of natural gas, which will likely facilitate small-scale operations. This type of operation competes against LPG in areas where the natural gas grid/pipes do not reach. The natural gas sector, in general, is a threat for LPG, especially for industries in the bulk segment.

In 2022, the Brazilian LPG market decreased 0.8% compared to 2021. The bottled segment decreased 1.9%, compared to 2021 mainly due to lower market demand. At the same time, the bulk segment increased 2.6% compared to 2021, due to the easing of COVID-19 restrictions and higher economic activity. In 2021, the Brazilian LPG market decreased 1.1% compared to 2020 while the bottled segment decreased by 3.3%, due to the lift of many COVID-19 restrictions and an ease on lockdowns. On the other hand, the bulk segment increased 7.1% in 2021 as compared to 2020, mainly due to the economic recovery.

The following graph shows LPG sales volume for the Brazilian market and Ultragaz for the periods indicated.

Source: ANP

Quality. Ultragaz is the first Brazilian LPG distributor to receive ISO (International Standards Organization) certification for excellence in quality management system and to receive Prêmio Paulista de Qualidade (the state of São Paulo Quality Award), recognized as the best company in management system.

In order to keep improving operations, Ultragaz launched in 2021 the SOU Program (Ultragaz Operation System Program), a strategic initiative focused on cost management that applies a lean methodology to standardize and improve the efficiency and quality of its processes.

Moreover, Ultragaz continually invests to improve the painting process at its LPG filling plants – every bottle is repainted before it is shipped to consumers. Investments in this area have been focused on modernizing the painting systems and equipment to achieve higher performance and lower carbon emissions. In this regard, Ultragaz has been using for several years solvents free of aromatic hydrocarbons and, more recently, experimenting "Bio-Paint" made of renewable plant inputs, which, we expect, should considerably reduce volatile organic compounds and CO2 emissions into the atmosphere, and therefore be more environmentally friendly.

In 2022, Ultragaz created the “Aterro Zero” (Zero Landfill) Program, which targets to end the disposal of waste generated by the company in landfills by 2030. In 2022, 23% of all waste was disposed of in landfills while in 2021 the total disposal of waste in landfills was 46%. This important reduction was the result of raising awareness with employees, in addition to the implementation of proper segregation and disposal of organic and recyclable materials and the acquisition of recycling machines for some bases, as well as the qualification of new suppliers. To enhance the initiatives to decrease waste disposed in waste, Ultragaz started the “Zero Copo” (Zero Cup) campaign, focused on replacing disposable cups with reusable alternatives (bottles and mugs).

Regarding the improvement of water and energy use, Ultragaz reinforces the rational use of resources among its employees, through guidelines, actions, revisions of standards and monitoring of strategic indicators aimed at reducing waste. For example, Ultragaz is currently implementing a plan to replace the use of lighting lamps with LED lamps, which are more durable and contribute to saving energy.

Since 2021, as part of its corporate maintenance strategy, Ultragaz has conducted predictive maintenance techniques alongside a specialized company, aiming to reduce compressed air waste from its filling operations by identifying air leakages through acoustic emission tools. Energy savings from the air compressors and enhanced safety processes are additional benefits of this initiative. Several inspections were carried out in our compressed air lines resulting in 314 leakages detected in 2022 as compared to 168 leakages in 2021.

Income tax exemption status. Brazilian legislation provides a 75% income tax reduction for businesses located in the Northeast region of Brazil, which depends on SUDENE’s formal and previous approval. Ultragaz is entitled to this tax benefit at its filling plants located at Mataripe, Caucaia, Juazeiro, Aracaju and Suape until 2024, 2025, 2026, 2027 and 2027, respectively. The total amount of SUDENE’s income tax exemption for the Ultragaz segment for the years ended December 31, 2022, 2021 and 2020, was R$56.4 million, R$19.7 million and R$23.1 million, respectively. For further information, see Note 10.c to our Consolidated Financial Statements.

B. Storage services for liquid bulk

Port infrastructure and efficiency are key factors in economic development, especially to international and regional trade development. In Brazil, the most common port management system is the Landlord Port model. Under this model, terminals are leased to private companies through concession agreements. Companies are granted long-term leases, associated with rights to operate the terminal, in exchange for fixed and/or variable payments. Under the Landlord Port model, the Public Port is responsible for maintenance and investments in infrastructure and for acting as a local regulator, whereas the private companies are responsible for maintenance and investments in infrastructure and for providing storage services to users.

The Brazilian Infrastructure Ministry classifies cargo into the following categories, according to the National Port Logistic Plan (PNLP):

  Solid bulk: sugar, soil beans, corn, lumber, cereal;
  Mineral solid bulk: fertilizer, coal, metal, salt;
  Liquid bulk (fuel and chemicals): oil, alcohol, chemical, fuel;
  Liquid bulk (vegetable): oil, food, juice; and
  Containerized and general cargo: machine, equipment, furniture, food, clothing, vehicle, livestock.

According to the information presented by ANTAQ, in 2022, solid bulk accounted for 59% of all cargo handled in Brazilian ports, followed by liquid bulk (25%) and containerized and general cargo (16%).

Ultracargo

Ultracargo is the largest private provider of liquid bulk storage in Brazil. The company stores and handles liquid bulk, mainly fuels, ethanol, chemicals, corrosives and vegetable oils. Through its multipurpose terminals, Ultracargo operates a wide range of products, which allows it to meet the needs of different clients. Besides other skills that allow Ultracargo to efficiently operate multipurpose terminals, the company has an important operational know-how concerning proper coating and cooling temperatures of its tanks in order to avoid chemical reactions that could affect the safety of the terminals. Ultracargo also offers ship loading and unloading services, operation of pipelines, logistics programming and installation engineering.

Ultracargo operates with a diversified portfolio of clients and long-term contracts. Ultracargo’s ten largest clients accounted for 69% of its revenues in 2022, with its three largest clients, Ipiranga (a related party), Vibra and Braskem, accounting for 17%, 11% and 11% of Ultracargo’s revenues, respectively. In the same period, clients with contract terms of three or more years represented 71% of its revenues.

Ultracargo's record results in recent years are a result of its strategy of expanding capacity, gains in operational efficiency, safety and productivity, as well as opportunities associated with the energy transition. The company prepares and seeks alternatives to expand its operations to the interior of the country, expanding its participation in biofuels handling, mainly ethanol, connected to the potential that Brazil has to lead the transition to a low-carbon economy.

Terminal infrastructure. As of December 31, 2022, Ultracargo operated 6 terminals, along the Brazilian coast, with a total capacity of 955 thousand m³.

Ultracargo’s strategic location of its operations, close to the main Brazilian port terminals, railroad junctions and roads, is one of the company’s main strengths and a key driver for integrated services profitability. Ultracargo’s history is one of pioneering logistics solutions in the Brazilian market

The following table sets forth the m³ sold at Ultracargo’s port terminals in 2022, 2021 and 2020.

	Volume sold (in thousand m³)
Facility	2022	2021	2020
Santos (state of São Paulo)	3,729	3,736	3,805
Itaqui (state of Maranhão)	3,432	3,026	2,450
Aratu (state of Bahia)	2,807	2,778	2,758
Suape (state of Pernambuco)	2,528	2,576	2,830
Vila do Conde (state of Pará)	887	-	-
Rio de Janeiro (state of Rio de Janeiro)	206	214	209
Paranaguá (state of Paraná)	-	216	192
Total	13,589	12,545	12,244

Regulation. Port infrastructure and services in Brazil are regulated by ANTAQ, which was created in 2001 to implement, regulate and enforce guidelines established by the Infrastructure Ministry. The agency dedicates efforts to ensure an adequate level of competition, tariffs, and to balance the interests of clients and service providers. The port administration and supervision of operators is regionally performed by a local port authority.

Storage facilities. Ultracargo primarily provides storage services for liquid bulk, especially fuels, ethanol, chemicals, corrosives and vegetable oils.

In 2019, Ultracargo’s operational capacity in Santos increased by 84 thousand m³ as a result of the retrofit of 38 thousand m³ in July and the repair of 46 thousand m³ in September. In October 2019, Ultracargo added 30 thousand m³ to Itaqui’s capacity through the implementation of the first phase, out of three phases, of its expansion. Also, in 2019, Ultracargo won a bid for a greenfield terminal in Vila do Conde’s port, located in Barcarena, state of Pará. Vila do Conde is considered a strategic position for Ultracargo, since it allows the company to meet the increasing demand for fuel at the state of Pará. Ultracargo incorporated Tequimar Vila do Conde Logística Portuária S.A. in 2019 in connection with Vila do Conde’s concession. See “Item 4.A. Information on the Company—History and development of the Company—A.1. Continuing operations— Ultracargo.”

In 2020, Ultracargo’s operational capacity in Itaqui increased by 24 thousand m³ through the full implementation of the second phase and beginning of the third phase of its expansion.

Also in 2020, Ultracargo adopted two innovative and strategic programs: Conecta, a digital transformation program designed to develop and improve processes across various areas of the company and enhance operational efficiency based on a new software architecture; and Soul, a new operational management model designed to optimize the terminal’s operations. In 2021, the company concluded the implementation of Conecta at the terminals of Itaqui, Suape, Vila do Conde and at its headquarters, and the implementation in all terminals is expected to be concluded until the end of the first semester of 2023. The Soul program already demonstrates notable gains related to continuous improvement in processes and management methods, in addition to reduction in waste, optimization of operational processes, increased productivity and safety standards.

In 2021, Ultracargo accomplished several milestones related to its expansion plan, consolidating its position and leadership in the liquid bulk market. In April, the company won the public auction to operate in the IQI13 area at the Itaqui port, where the company already operates and is the market leader. The new area will initially increase Ultracargo’s total capacity by 79 thousand m³ and its operations are expected to start up to 2026. Throughout 2021, Ultracargo concluded the third phase of its expansion at the Itaqui terminal, which further increased its capacity by 46 thousand m³, resulting in a total capacity of 155 thousand m³. At the Vila do Conde terminal, Ultracargo started its operations in December 2021, with a total capacity of 110 thousand m³. Ultracargo currently is the only provider of storage services for liquid bulk at this port, which marks an important step in the expansion plan for the North region.

In 2022, Ultracargo decided to discontinue its operations in Paranaguá and, as of the date of this annual report, the demobilization process of the storage capacity of Paranaguá terminal is underway.

For more information on our storage facilities, see “Item 4.D. Information on the Company—Property, plant and equipment.”

Competition. Ultracargo remains among the leaders in all the ports in which we operate. According to ABTL, Ultracargo’s market share in product storage in 2022 was 100% in Rio de Janeiro, 62% in Aratu, 50% in Itaqui, 36% in Suape, 18% in Santos and 100% in Vila do Conde. Ultracargo’s national geographic presence represents a competitive advantage compared with local operators, allowing it to offer differentiated proposals to customers compared to other players.

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

Ultracargo’s main competitors are:

  Cattalini, which is the largest liquid bulk operator in Paranaguá port, with 610 thousand m³ of storage capacity;
  Ageo, which is the largest liquid bulk operator in Santos port, with 510 thousand m³ of storage capacity; and
  Vopak, which is one of the world leaders in tank storage. Vopak operates terminals in Santos and Aratu.

The following table sets forth the market share of Ultracargo and its competitors in terms of volume handled according to ABTL in 2022, 2021 and 2020:

	Market share – Volume handled (tons)
	2022	2021	2020
Ultracargo	24.7%	24.9%	24.0%
Cattalini	17.3%	15.8%	16.0%
Ageo	13.0%	13.2%	14.2%
Odfjell	9.9%	8.7%	8.7%
Vopak	7.1%	8.3%	7.8%
TFB S/A	6.6%	6.6%	7.6%
Others*	21.4%	22.5%	21.7%
             * Others: Oiltanking, Adonai, APPA, CBL, Pandenor, Stolthaven, Temape and Terin.

Maintenance and quality control. We believe that Ultracargo stands out for its engineering and project execution skills, which is fundamental in the capital-intensive infrastructure segment. During the design phase of each terminal, Ultracargo determines the capacity and accounts for a preventive maintenance program, considering a schedule for rotational tank shutdowns to ensure storage supply and meeting all clients’ needs. In addition, Ultracargo has a team of employees dedicated to ensure appropriate levels of quality in its services and compliance with safety standards.

Environmental, health and safety standards. Ultracargo is subject to Brazilian federal, state and local laws and regulations relating to environmental protection, safety, and occupational health and safety licensing by the fire department. CONAMA is the main responsible for ruling and accepting matters with respect to the environment. Environmental state agencies and municipal departments are also responsible for establishing and supervising complementary laws and regulations. Ultracargo must also obtain authorizations and/or licenses from federal, state, and/or municipal environmental agencies and fire departments to implement and operate their facilities. Ultracargo is required to develop and implement programs to control air and water pollution and hazardous waste, emergency plans for its terminals and headquarters involving communities, public companies, and other private companies. Some of the products stored in Ultracargo’s terminals such as fuel and some chemicals may be classified as hazardous by The International Maritime Dangerous Goods Code (IMDG), which is also used by ANTAQ. The storage and transport of these products may be subject to specific regulation and authorization by the port authority. Ultracargo is in compliance with international standards as ISO 9001, ISO 14001 and ISO 45001.

Regarding health and safety, Ultracargo has invested in asset integrity and massively communicated the “Rules that Save Lives”, an educational campaign that seeks to prevent accidents in its operations, reinforcing its safety culture, besides launching its well-being and life quality program for employees.

Ultracargo’s lost time injury frequency rate was 1.14 in 2022 compared to 0.82 in 2021, an increase of 38%. The process accident frequency rate (Tier 1 and 2) was 0.85 in 2022 compared to 0.62 in 2021, an increase of 38%.

Environmental, social and governance initiatives

In 2021, Ultracargo launched internally its Strategic Sustainability Plan, which presents its ambition, targets and initiatives aiming social, environmental, and governance issues. 2022, however, marked the adhesion of Ultracargo to the UN Global Compact, reinforcing its commitment to the Sustainable Development Goals. This was also the year in which Ultracargo's sustainability governance was consolidated, with the creation of its Sustainability Committee, which includes the participation of the company's main executives and specialists.

Environmental

Energy transition. Ultracargo earned the silver seal in its first-year reporting in the GHG Protocol Program, which encourages companies and governments to understand, quantify and manage their GHG emissions through a platform for public recording of emissions. Moreover, Ultracargo has multipurpose terminals and is constantly evaluating opportunities to become an important logistics platform for the transition to a low-carbon economy.

Eco-efficient operations. Pursuant to its materiality matrix, a low carbon economy is one of Ultracargo’s priorities. In this matter, 100% of electricity consumed in its terminals come from certified renewable sources, with a positive impact on Ultrapar’s carbon footprint. Additionally, Ultracargo started a research to identify new technologies that could be an alternative to equipment that burn volatile organic compounds at Santos and Aratu terminals, which are responsible for most of the company’s scope 1 emissions. Ultracargo also counts with a hydric system in the terminals in Itaqui, Santos and Vila do Conde ports that allows the reuse of rainwater in its operations.

At the terminal in Santos, Ultracargo started using a new vertical tank cleaning system, that reduces water consumption and does not require an industrial climber, eliminating their exposure to heights, thus generating more safety to the employees involved in the process. The technical committee of ANPEI selected this project among others in the Conference of Innovation in 2022.

Also in 2022, Ultracargo reduced the volume of waste sent to landfills. This result was achieved through employees’ awareness and advances on waste segregation, recycling and composting practices. In November 2022, Ultracargo received the Amigo do Oceano seal from the port of Suape, a recognition that is part of the global initiatives of the 2030 United Nations Agenda for sustainable development.

Social

Value chain. Ultracargo maintained, in 2022, a plan for the approval of its suppliers, which verifies aspects on the social, environmental and governance fronts. In addition, Ulltracargo published its Responsible Sourcing Policy in December and made it available on its sourcing platform, making its acceptance mandatory for new contracts.

Inclusive culture and diversity. Ultracargo started, in September 2022, another edition of the Operational Training Program, providing positions for residents around the Aratu terminal. The course is offered free of charge and seeks to contribute to the professional development of residents, in addition to fostering diversity in the company.

Health and safety. All terminals of Ultracargo (except for the Vila do Conde terminal, which started operations at the end of 2021) are ISO 45001 certified (occupational health and safety). Soul and Conecta also contribute to an efficient safety management at the company. For more information, see “—Quality.” Ultracargo launched in the second half of 2022 the Cuidar Bem program, bringing together actions to promote physical and mental health, as well as the quality of life of employees and their families.

Responsibility with the community. Reinforcing its commitment to the communities surrounding its operations, in 2022, Ultracargo, in partnership with the Ayrton Senna Institute, carried out the Socio-emotional Dialogues project, which seeks to develop the socio-emotional skills of elementary school students in public schools in São Luís (state of Maranhão). Through the culture incentive law, Ultracargo sponsored the Water Planet on Stage 4 project, in Barcarena (state of Pará), which works on environmental education with theatrical presentations and distribution of children's books with the same theme. The presentations were held in public schools in the region for about a thousand children.

In 2022, the “Integrar Arte e Vida” (Integrate art and life) project began, promoted by the National Sports Association and the National Association for Development, Sports and Education, sponsored by the sport incentive law. The project offers cultural and sports workshops for young people aged 6 to 17, after school, seeking to reduce school dropout at the Alemoa complex in Santos. At the end of 2022, Ultracargo entered into a partnership with the Cactus Association, an organization that transforms the reality of public school students through the teaching of mathematics. The project is already active in Cabo de Santo Agostinho and Ipojuca (state of Pernambuco).

Governance

Governance and integrity. Ultracargo worked on the culture of integrity by carrying out various actions throughout 2022 for all job levels and locations. The Commitment to Integrity Week was one of the main actions last year, promoting informal conversations with employees, in addition to awareness communications with practical examples of conduct on ethical dilemmas.

Quality. In 2002, Santos and Rio de Janeiro’s terminals obtained an ISO 14001 certification and the OHSAS 18001 certificate in the next year. In 2007, Ultracargo’s terminal in Aratu obtained an ISO 14001 certification and then, in 2012, obtained the OHSAS 18001 certificate. In 2011, Suape terminal obtained an ISO 14001 certification and the OHSAS 18001 certificate in the next year. In 2015, Itaqui terminal obtained both an ISO 14001 and the OHSAS 18001 certifications. Since then, Ultracargo’s terminals have undergone several re-certification processes, most recently in 2021.

In 2020, Ultracargo launched the vital quality management system, which consists in a group of best practices regarding safety, environment, and risk mitigation, and is applied in all of the company’s terminals. Vital quality management system is currently under review, in accordance with Soul. Also in 2020 and 2021, all terminals were evaluated according to the first stage of certification by ISO 45001 as the evaluation process occurred in vital system.

In 2022, all terminals of Ultracargo were certified in ISO 9001, ISO 14001 and ISO 45001, except for Vila do Conde terminal, which started its operations in December 2021, and is expected to be certified by 2024.

Fire at storage facilities in Santos. In 2015, a fire occurred in six ethanol and gasoline tanks operated by Ultracargo in Santos, which represented 4% of the company’s overall capacity as of December 31, 2014. The Civil and Federal Polices investigated the accident and its impacts and concluded that determining the cause of the accident and identify any specific actions related to the cause was not possible. Accordingly, there was no criminal charge against either any individual or Ultracargo, by such authorities. Notwithstanding, on February 21, 2018, the Federal Criminal Court of Santos accepted a criminal indictment filed by the Federal Public Prosecutor’s Office against Ultracargo Logística (formerly Tequimar), which has already presented its defense against these charges, after being summoned in June 2018.

In 2017, Ultracargo obtained the licensing required for the return to operation of 67.5 thousand m³ of the total of 151.5 thousand m³ affected by the fire. The remaining tanks (84 thousand m³) resumed operations between July and September 2019.

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

In addition, Ultracargo agreed to a deferred prosecution agreement in 2019. Pursuant to the terms of the deferred prosecution agreement, the prosecution by the 5th Federal Criminal Court of Santos was initially suspended until September 2021 and Ultracargo agreed to an additional compensation of R$13.0 million to a social project in Santos. Considering that Ultracargo complied with the obligations assumed in the TAC, at the end of the suspension period, Ultracargo requested the criminal proceeding to be closed by the court, which was granted on June 23, 2022, with recognition of compliance with the imposed conditions.

Therefore, the measures pursuant to an agreement signed between Ultracargo and the Public Prosecutor´s Office in relation to certain alleged environmental damages are in the process of being implemented.

As a result of the evolution of the regulation process with insurers, as of December 31, 2016, the Company recorded insurance receivables in the amount of R$366.7 million and indemnities to customers and third parties in the amount of R$99.9 million in its balance sheet. In the first quarter of 2017, Ultracargo received the full amount from the insurers. On February 4, 2021, the subsidiary paid the remaining balance related to the TAC, without pending and/or additional financial obligation arising from such commitment assumed. Between December 31, 2021, and December 31, 2022, there were no extrajudicial claims. See “Item 8.A. Financial information—Consolidated statements and other financial information—Legal proceedings.”

Income tax exemption status. Brazilian legislation provides a 75% income tax reduction for businesses located in the Northeast region of Brazil, which depends on SUDENE formal and previous approval. Ultracargo’s terminals at Suape and Itaqui are both entitled to the tax benefit up to 2030. The total amount of SUDENE’s income tax exemption for Ultracargo for the years ended on December 31, 2022, 2021 and 2020 was R$37.1 million, R$27.4 million and R$23.0 million, respectively. For further information, see Note 10.c to our Consolidated Financial Statements.

Aratu's tax benefit ended in 2022, and, as the date of this annual report, an application to renew the concession of benefits for another 10 years was submitted for SUDENE's approval.

C. Fuel distribution

The Brazilian fuel market comprises the distribution and marketing of diesel, gasoline (including aviation gasoline), ethanol, fuel oil, kerosene (including aviation kerosene) and natural gas for vehicles (NGV). In 2022, diesel represented 48% of the volume of fuel distributed in Brazil, followed by gasoline and ethanol, each of which represented 33% and 12%.

Fuel demand in Brazil is mainly segregated into demand for Otto cycle fuel (which comprises gasoline, ethanol and NGV), intended for light vehicles and diesel, intended mainly for heavy-duty vehicles.

Historically, a high positive correlation is observed between the behavior of the diesel market and the Brazilian GDP. This has been the primary indicator for consumption projections, also considering the possibility of increase in the biofuel blend on gasoline and diesel and the long-term impacts of other decarbonization initiatives.

The expansion of Otto cycle fuel demand is related to the growth of the light vehicle fleet and, consequently, to the availability of credit and disposable income for the purchase of new vehicles, as well as the country's economic activity.

The amount of credit for vehicle financing and leasing grew by almost 12% in 2022, although new credit concessions increased by 5% for companies and decreased by 3% for families. In 2022, Brazilian families were responsible for 69% of total vehicle financing debt.

According to ANFAVEA, approximately 2.0 million new light vehicles were registered in Brazil in 2022, a decrease of 1% compared to 2021, influenced by the increase in the prices of new vehicles, driven by the shortage of semiconductors and by global inflation. Last year, flex-fuel vehicles - which have engines adapted to run on gasoline, ethanol, or any combination of the two - accounted for 83% of the country's vehicle registrations, followed by diesel-powered light commercial vehicles (12%), electric or hybrid vehicles (3%) and gasoline-only passenger cars (2%).

Moreover, recent changes to legislation and inspection in the fuel distribution sector have helped to progressively curb unfair competition, creating a level playing field. These improvements should benefit the formal market by capturing the volume from the grey market.

According to ANP, the distribution of fuels (gasoline, ethanol, and diesel) is made mainly through three channels, as follows:

  Service stations, which serve final retail consumers;
  Large consumers, mainly industries and fleets; and
  Retail—wholesale resellers—TRR, specialized resellers that distribute diesel to medium and small volume end-users.

The following chart shows the fuel distribution process in Brazil:

Imported products arrive at the port terminals and are then sent to primary bases via road, railway, river and/or cabotage modal and to secondary bases via road, railway and/or river.

Oil-derivative products are transported from refineries and port terminals to storage terminals via pipelines, coastal or river shipment and trucks. Distribution of oil-derivative products is carried out through an extensive network of primary and secondary storage terminals. Primary storage terminals are generally located near refineries and ports and are used either to store products to be sold to customers (service stations, large consumers and TRRs) or to be transported to secondary storage terminals.

Transportation of oil-derivative products between primary and secondary storage terminals is provided by pipeline, railroads, trucks and coastal or river barges. Purchases from ethanol mills are usually sent via road and rail to primary and secondary bases, and via pipeline only to primary bases. Delivery to service stations, large consumers and TRRs is made exclusively by trucks.

All gasoline sold in Brazil must contain a certain proportion of anhydrous ethanol that can vary from 18% to 27%, according with Law No. 9,478/97. The CNPE establishes the percentage of anhydrous ethanol that must be used as an additive to gasoline (currently, at 27% in regular gasoline and 25% in additive/premium gasoline).

On January 13, 2005, in accordance with Law No. 11,097, “Programa Nacional de Biodiesel” (the National Biodiesel Program) was created. Since 2008, a certain amount of biodiesel has been required to be added to diesel. In addition, some changes were required in the distributors’ facilities, as well as the restructuring of its logistics. The Resolution 3/23 of the CNPE, fixed the mandatory blending rate at 12% from April 2023 to April 2024. According to this Resolution, the mandatory blending rate should increase 1% per year, reaching 15% in April 2026.

“Gasoline A” (as it is known in its unmixed form) and diesel are mixed with anhydrous ethanol and biodiesel, respectively, at the distributors storage terminals which are then sold to service stations, large consumers and TRRs.

Supply. According to ANP, Petrobras is the most relevant domestic supplier of oil derivatives, accounting for 84% of the Brazilian refining capacity, as of December 31, 2022. There are currently 19 oil refineries in Brazil, 12 of which are owned by Petrobras. In November 2021, as part of its divestment plan, Petrobras closed the sale of the Landulpho Alves Refinery (RLAM), located in Bahia, and in August 2022, CADE approved the sale of Isaac Sabbá Refinery (REMAN), located in Manaus. Additionally, Petrobras has entered into agreements for the sale of Potiguar Clara Camarão Refinery (RPCC), Northeastern Lubricants and Petroleum Derivatives (LUBNOR) and Shale Industrialization Unit (SIX), but the conclusion of these sales are subject to certain precedent conditions.

Petrobras’ sales of five refineries and their logistics assets are in line with Resolution 9/19 of the CNPE, which established guidelines for the promotion of free competition in Brazil. The premises are part of the commitment signed by Petrobras with CADE in June 2019 to the opening of the refining sector in Brazil, increasing the market’s transparency and competitiveness.

Brazilian refineries are located predominantly in the South and Southeast regions of Brazil. Petrobras’ total refining capacity in December 2022 was approximately 1.7 million barrels per day, already excluding RLAM’s and REMAN’s refining capacity. The overall product yield for these refineries in 2022 was 38% diesel, 22% gasoline, 15% fuel oil, 6% LPG and 18% other products. In 2022, 76% of oil derivatives were supplied by local refineries and the remaining 24% was imported.

Since the end of 2021, Petrobras announced that it would cease to guarantee the supply of fuels to the Brazilian market and informed distributors that a portion of their fuel purchase orders would not be fully met. As a result, fuel distribution companies, including Ipiranga, were required to purchase part of their fuel needs in the international market. Although Petrobras has adopted a pricing policy of pegging domestic fuel prices to international rates, during some periods prices of imported fuels might be materially different from those charged by Petrobras.

Ethanol is purchased from various producers. In 2022, approximately 29 million m³ of ethanol were produced, 40% of which was anhydrous ethanol and 60% was hydrated ethanol. Brazil’s supply of anhydrous and hydrated ethanol is seasonal and depends mostly on the sugarcane harvest.

Biodiesel is purchased from several biofuels’ producers in Brazil, and its main inputs are soybean oil and tallow. As of December 31, 2022, there were 58 biodiesel producers, located predominantly in the Midwest and South regions. Brazil’s biodiesel production in 2022 was 6.3 billion of liters.

The role of the Brazilian government. The Brazilian government regulated the pricing of oil and oil-derivative products, ethanol, natural gas and electric energy until 1990. From this time onwards, the Brazilian oil and gas sector has been significantly deregulated. Until the adoption of the Petroleum Law in 1997, the Brazilian government maintained strict control over the prices that could be charged by (i) refineries to distributors, (ii) distributors to service stations and other channels and (iii) service stations to end-users. The Petroleum Law released the import of gasoline, ended the policy of price table, established the white flag stations, and released the entry of new distributors and importers.

Currently, there is no legislation or regulation in force giving the Brazilian government power to set oil-derivative and ethanol fuel prices.

With the discovery of the pre-salt reservoirs, the Brazilian government adopted a series of measures in the regulatory environment, establishing a new legal framework for the oil industry, which may result in a series of regulations, such as production-sharing and concession contracts, among others. This discovery has been bringing a new scenario for the sector, which may, in turn, attract major investments and improvements in infrastructure with the addition of new refineries, highways, pipelines, platforms, ports and ships, among others.

Due to the increase in fuel prices, in 2022, the federal government temporarily extended exemptions of PIS and COFINS and CIDE taxes applied on diesel to gasoline, LPG and ethanol. As of the date of this annual report, the full exemption is no longer in place for gasoline and ethanol, but different percentages of discounts for both fuels are still under discussion by congress. State taxes were also cut down by Law No. 194/22, which reduced the ICMS tax rate. Moreover, constitutional amendment 123/22 states that biofuel taxes should be lower than fossil fuel taxes, in order to enhance the competitiveness of the former.

In addition, Law No. 192/22 determined that states should standardize ICMS tax rates on diesel and gasoline throughout the country and that the producer or importer should be the sole taxpayer of this tax. After states litigated both Laws No. 192/22 and No. 194/22, it was agreed that the ICMS taxation regime should start on May 1, 2023, for diesel and June 1, 2023, for gasoline.

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

In November 1995, Petrobras’ monopoly was removed from the federal constitution by a constitutional amendment approved by the Brazilian Congress. According to this amendment, other state and private companies are permitted to compete against Petrobras in virtually all fields in which Petrobras operates. This amendment was also reflected in Law No. 9,478/97, which limited Petrobras’ monopoly to a maximum period of three years. Law No. 9,478/97 prescribed that the termination of Petrobras’ monopoly would be accompanied by the deregulation of oil, gas, and oil-derivative product prices, and created a new regulatory agency, ANP, to oversee all oil-related activities. However, Petrobras is still the largest domestic oil-derivative supplier of oil and oil-related products, including naphtha, LPG, and oil-derivative fuels in Brazil, even though there are no legal restrictions on the operations of other suppliers or to imports.

Prices of fuels. In 2022, oil prices showed high volatility, mainly due to uncertainties regarding the supply of derivatives due to the conflict between Russia and Ukraine. During this period, Petrobras maintained its price adjustment policy linked to the international diesel and gasoline market and the Brazilian government implemented policies to lower the cost of fuels such as the exemptions of federal taxes and the reduction of state taxes for diesel and gasoline.

The following graphs show the price volatility of fuels acquired by the distributors from the Petrobras’ refineries.

Source: Petrobras

Ethanol prices are freely charged by ethanol producers.

The role of ANP. ANP is responsible for the control, supervision, and implementation of the Brazilian government’s policies with respect to activities related to oil, natural gas, and biofuels. ANP regulates all aspects of the industry, from the exploration and/or production, transportation to the sale of these products, including product quality standards, to the minimum storage capacities required to be maintained by distributors with respect to oil and oil products in Brazil. Prior to 1999, there were no formal requirements imposed by the Brazilian government on the fuel distribution segment. Distributors were only required to register with the national department of fuels or the National Petroleum Agent or the National Agency prior to starting operations. The ANP Resolution 58/14, as amended, establishes that a fuel distributor, in order to operate in Brazil, must obtain an operating authorization and meet certain minimum requirements of operation, including:

•     Minimum paid-in capital of R$4,500,000.00; and

•     Proof of financial capacity equivalent to expected volumes to be sold (proof of such capacity may include proof of ownership of assets, insurance, or a bank guarantee).

ANP is also responsible for establishing the limits of oil-based fuel volume purchased by distributors based on their storage capacity. Fuel distributors are required to provide to ANP monthly reports showing their previous month sales.

Fuel distribution for service stations and large consumers must be carried out only by a registered distributor. TRRs are allowed to trade only diesel, lubricants, and grease to small-end consumers. The construction of storage facilities and approval for new retail sellers to operate is subject to the prior approval of ANP. Service stations and storage facilities may only begin operations after ANP inspections.

Regulation. Distributors are prohibited from operating service stations, other than for training purposes or for the development and testing of new products and services, and therefore, service stations are operated by independent resellers. Three types of arrangements between distributors and service station operators are generally used in the fuels industry: (i) the distributor owns the land, equipment and buildings for a service station and leases to an operator, (ii) a third party owns the land, leases it to a distributor who constructs a service station facility or makes improvements to an existing facility and leases the station to an operator and (iii) the operator or a third party owns the land and constructs a service station facility or makes improvements to an existing facility, which is typically financed by the distributor (the most common practice in Brazil). Agreements between distributors and operators of service stations are generally exclusive for a given period. In exchange for being an exclusive reseller, the operator is granted the right to operate under the distributor’s brand name. The agreement might also include provisions related to the leasing of pumps and tanks, layout standards, training, quality control, technical and financial support, marketing and advertising support and franchises for complementary services, such as convenience stores (AmPm) and lubricant servicing franchises (Jet Oil).

ABD is the association that represents the interests of major Brazilian players of the downstream oil and gas supply chain. The association was formed in 2020 as part of IBP and its primary purpose is to promote uniform standards for industry regulation and to provide a forum in which members can discuss matters affecting the industry and downstream sector. ABD represents its members in discussions before federal and state governmental bodies and presents its members perspectives on relevant laws, regulations, and bills, including those relating to taxation, operations, industrial and occupational safety, and environmental protection. Prior to ABD, Sindicom, founded in 1941, was the main association responsible for representing the interests of fuel and lubricant distributors in Brazil. Now, most of its previous actions are concentrated in ABD, while Sindicom currently focus on taking judicial action on matters in connection with this sector.

During the 1990s, when the process of deregulation began in the fuel distribution sector in Brazil, a number of parties entered the market with a business model based on cost advantages derived from anticompetitive practices through fuel adulteration and tax evasion, including (i) diluting gasoline by mixing solvents or adding anhydrous ethanol in an amount greater than the permitted by applicable law (anhydrous ethanol has its taxation incorporated into gasoline “A” and is historically cheaper than gasoline), (ii) non-payment of federal taxes on fuels, taxes on gross revenues and state value-added taxes and (iii) selling anhydrous ethanol mixed with water as hydrated ethanol. Such practices have enabled these players, all of them smaller distributors, to increase their market share by charging artificially lower prices also based on artificially lower costs. Major distributors, including Ipiranga, have taken, individually and collectively, several actions targeted at reducing or eliminating the effects of these anticompetitive and illegal practices.

Among the actions taken were: (i) significant interaction with the Brazilian judiciary, including holding seminars for judges and prosecutors concerning the problems facing the industry and directly participating in tax litigation involving distributors that are not ABD members, (ii) sponsorship of the development of a chemical coloring solvent that is added to anhydrous ethanol, in order to prevent the addition of water (and later to be sold as hydrated ethanol); (iii) contribution to the development of CODIF, a system that electronically controls the collection of value-added taxes on fuel sales, (iv) support in the implementation of electronic invoices at the federal level, concluded in 2008, (v) support for ANP regulation which established brand definition and the obligation of disclosing the origin of the fuels in order to inhibit certain distributors from using a fake brand (known as cloned stations); (vi) development of a new model for biodiesel commercialization implementing a transition from bimestrial biddings managed by Petrobras using its PETRONECT system to open market with free negotiation between producers and distributors subject to 80% of volume goals to be determined annually by ANP; and (vii) the suggestion of several other measures, supported by ANP, including focusing the collection of PIS and COFINS on distilleries and the installation of flow meters, which were included in Law No. 11,727/08. As a result of these efforts, the more regulated market has been leading to the weakening of the business model of lower prices based on artificially lower costs and unfair practices, creating a level playing field and increasing sales volume of the formal market.

Environmental, health and safety standards. Fuel distributors are subject to Brazilian federal, state, and local laws and regulations relating to environmental protection, safety and occupational health and safety licensing by the fire department and transportation. The CONAMA is the main responsible for ruling and accepting matters with respect to the environment. Environmental state agencies and municipal departments are also responsible for establishing and supervising complementary laws and regulations within its areas of operation. Fuels may be transported only under special conditions. In Brazil, transportation of dangerous products is regulated, and the regulations cover all types of transport.

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

Ipiranga’s Betim terminal has ISO 9001, ISO 14001 and ISO 45001 certifications. Furthermore, in order to minimize the impact of its activities, through SIGA + (Ipiranga’s management system applied to health, safety, environment, quality and social responsibility), Ipiranga monitors and manages the units' performance indicators in order to ensure alignment with the reference standards for integrated management and continuous improvement.

On the Safety Program, Ipiranga establishes procedures and includes inspections, investments in facilities physical conditions improvements, training, and engagement of people. At risk management, preventive action aims to guarantee the integrity of barriers and protection systems, with periodic monitoring of anomalies and process accident rates. In its value chain, Ipiranga works with its reseller customers by offering tools, manuals, and technical training to minimize possible environmental impacts that could result from accidents in the fuel loading and unloading process. In addition, through the implementation of the Ipiranga's Transportation Manuals, audits are carried out at the transportation contracted companies, in addition to workshops and communication campaigns to engage drivers and reduce the transport accidents.

Ipiranga’s lost time injury frequency rate was 0.45 in 2022 compared to 0.61 in 2021, a decrease of 26%. The process accident frequency rate with Ipiranga’s own employees (Tier 1 and 2) was 1.52 in 2022 compared to 1.94 in 2021, a decrease of 22%.

Decarbonization credits. The RenovaBio Program was designed to support Brazil’s COP21 goals and was launched in 2016 by the Ministry of Mines and Energy, instituted as the “National Biofuels Policy.” RenovaBio’s goal is to reduce carbon emissions and encourage the consumption and production of biofuels in Brazil, contributing to a higher share of renewable fuels of Brazil’s energy matrix. This program foresees that biofuel producers will generate CBios in an amount related to the volume produced, and distributors receives decarbonization targets according to the volume of oil products sold in the previous year, to their share of CO2 emissions in gasoline and diesel, and then they are required to acquire CBios to achieve those targets. The CBios acquired are recorded at acquisition cost and are retired in the year to fulfill the individual target set by ANP.

In December 2019, the RenovaBio Program was fully implemented. Despite coming into effect in 2019, Ipiranga was not required to buy CBios that year as the target for 2019 was required to be purchased in 2020. In 2022, the total target pursuant to the RenovaBio Program was 36.7 million CBios.

In 2022, CBios prices increased and reached more than R$200.0 per CBio in July 2022, raising concerns from the government about the liquidity of the program. In order to reduce the prices, the government changed the final compliance date related to 2022 fiscal year, from December 2022 to September 2023 and prices reduced in August 2022. Ipiranga’s target for 2022 was 6.75 million CBios, 18.4% of the total market obligation.

Ipiranga

Ipiranga was established in 1937 and is one of the largest fuel distributors in Brazil, according to ANP, with 18.4% market share in 2022 in terms of diesel, gasoline, and ethanol sales volume. Ipiranga distributes diesel, gasoline, ethanol, NGV, fuel oil, kerosene, ARLA 32 (liquid agent to reduce nitrogen oxides emissions from heavy vehicles), lubricants, and greases nationwide through its network of 6,771 service stations and 88 storage terminals as of December 31, 2022.

Ipiranga has implemented a differentiation strategy by offering a broad range of products and services throughout its service station network. This strategy has led to the development of a convenience store business, branded AmPm, as well as lubricant servicing businesses, Jet Oil and the consolidation of other related products and services.

Ipiranga’s fuel distribution

Ipiranga operates in the retail segment of the fuel distribution market through a network of service stations operating under the Ipiranga brand throughout Brazil and, to a significantly lesser extent, through spot sales to un-branded (white flag) service stations. Sales volumes from the service stations network accounted for 76% of Ipiranga’s total sales in 2022. Ipiranga also operates in the business-to-business (B2B) segment with almost 7 thousand customers, such as state and municipal governments, industries, and cargo and passenger transportation fleet owners. Distribution to B2B accounted for 24% of Ipiranga's sales in 2022.

In 2022, the volume of fuel sold by Ipiranga increased by 3%, while diesel sales increased by 3%. The volume of gasoline, ethanol, and NGV was 2% higher than the previous year, with a reduction of 13% and 2% in ethanol and NGV, respectively, and an increase of 8% in gasoline.

The table below shows Ipiranga’s sales of fuels by-products:

	The year ended December 31,
	2022	2021	2020
	(in thousand m³)
Diesel	12,214.6	11,805.7	11,164.2
Gasoline	7,645.0	7,051.8	6,417.2
Ethanol	2,558.9	2,938.9	3,247.4
Lubricants	259,3	286.3	266.7
Others (1)	392.0	394.1	365.5
Total volume sold	23,069.8	22,477.0	21,461.0

(1)       Includes NGV, fuel oil, kerosene and ARLA 32.

Network of service stations. Responsible for 76% of total sales in 2022, the retail segment of the fuel distribution market had, as of December 31, 2022, a network of 6,771 service stations operating under the Ipiranga brand throughout Brazil, of which 772 were located on land owned by or leased to Ipiranga, while 5,999 were located on lands owned by third parties. In 2022, 90% of these stations were in urban areas, whereas the remaining 10% were on highways.

B2B – Business to business. Ipiranga operates in the B2B segment with almost 7 thousand clients, such as state and municipal governments, industries and cargo and passenger transportation fleet owners, TRRs and others. In 2022, Ipiranga’s ten largest clients in B2B segment accounted for 18% of its revenues and no single customer accounted for more than 4%. Distribution to B2B represented 24% of Ipiranga’s sales in 2022.

Ipiranga has implemented a differentiation strategy in the B2B segment, offering a variety of premium products and technological services to provide better customer experience and promote customer retention. Ipiranga’s goal is to continue to develop new products and services to meet the needs of its B2B clients in the various segments in which it operates and become the first choice of corporative consumers. To achieve this, Ipiranga’s B2B team relies on a group of highly skilled and experienced professionals dedicated to multiple projects designed to provide new solutions to the B2B market.

Contracts. The relationship between Ipiranga and its clients is generally governed by exclusive supply contracts with terms ranging from 1 to 5 years. The types of contracts change according to the distribution channel. For service stations, contracts usually have terms of 3 to 5 years. Our commercial strategy includes the concession of bonuses agreements, which can be paid upfront (received on the signing of the contract) and/or post-paid (through the achievement of certain targets defined in contract). For the B2B segment, Ipiranga sells fuels under exclusive supply contracts, with the terms ranging from 1 to 3 years on average, or in the spot market. Ipiranga has been working to increase the percentage of supply of fuels in the B2B segment under exclusive supply contracts by providing additional services and generating value to its clients.

Supply of fuels. Currently, Ipiranga purchase most oil-derivative fuels from Petrobras under a formal supply contract that establishes the volume and the terms of supply. The contract with Petrobras is renewed annually. The procedures for ordering and purchasing fuels from Petrobras are generally common to all distributors, including Ipiranga. In 2022, 76% of oil derivatives were supplied by local refineries and the remaining 24% was imported. Ipiranga began importing fuels in 2016 and, since then, strengthened its infrastructure in the main Brazilian ports and expanded its importing capillarity to ensure its capacity to supply its resellers.

The ethanol fuel market in Brazil consists of corn and sugarcane mills, producing sugar, ethanol, and Dried Distillers Grains (DDG). Ethanol production from sugarcane occurs approximately eight months per year and ethanol from corn runs through the whole year. A portion of the production is stored in the distilleries to meet demand during the inter-harvest season. Distilleries produce two types of ethanol: (i) anhydrous ethanol, which must be blended with gasoline “A” and (ii) hydrated ethanol, which is essentially used for flex fuel vehicles.

Ethanol in Brazil is substantially based on sugarcane that can either be used to produce ethanol or sugar. There are also six corn-based ethanol plants currently operating in the Midwest region of Brazil. From an ethanol producer’s perspective, the production ratio between ethanol and sugar is determined based on the prices of ethanol and sugar in the Brazilian and international markets. Although ethanol production is subject to favorable climate conditions, the risk of interruptions in supply is mainly restricted to the end of the harvest.

Storage of fuels. Ipiranga stores its fuels in large tanks at each of its facilities located throughout the regions in which it operates. Primary facilities receive fuels directly from Petrobras by pipeline and from distilleries by railroad and road transportation, while secondary facilities are supplied by railroad and trucks. See “Item 4.B. Information on the Company—Business overview—Industry and regulatory overview—C. Fuel distribution.” In 2022, Ipiranga’s storage capacity was 903 thousand m³. Based on its 2022 average sales, Ipiranga can store approximately 10 days of fuel supply. Accordingly, an interruption in the production of oil-based fuels for longer than that time could result in shortages.

In 2021, we had the start-up of the operations of the SPEs of Cabedelo and Belém (BEL2A), in addition to the beginning of the operations of the shared base of Miritituba, which has 21 thousand m³ of static capacity and in which Ipiranga, Vibra and Raízen hold equal stakes. In the second half of 2021, Ipiranga started the construction of a shared base in Fortaleza, which started operating in February 2023, and has a total static capacity of 21 thousand m³, with Ipiranga holding 60% of it. In December 2021, Ipiranga also started contracting a static capacity of 25 thousand m³ at Ultracargo’s terminal in Vila do Conde.

AmPm

AmPm convenience store is the seventh largest franchise network in the country, according to ABF’s ranking in 2022, with 1,598 stores, a penetration of 24% in the total service stations as of December 31, 2022.

Through its AmPm convenience stores, Ipiranga has been developing initiatives to increase product offerings. In 2010, we announced the launch of private label products, including energy drinks and snacks, and the expansion of the AmPm bakeries, providing to resellers an additional source of income, as well as strengthening the AmPm brand. In 2020, we expanded the bakery foodservice mix and items related to grocery, home, and personal care categories, following our new product mix management policy.

With nationwide presence, our bakeries serve fresh products, such as bread, coffee, snacks, and hot meals through more than 150 items, including AmPm branded products. A convenience store with a bakery has the potential to substantially increase revenues compared to a regular AmPm by offering more products of daily consumption and increasing the flow of costumers in the store. Ipiranga ended 2022 with 762 bakeries.

In 2014, Ipiranga launched a new beer purchase experience through its Beer Cave, which is a walk-in refrigerated area that stores more than 100 premium brands of beer. Ipiranga ended 2022 with 407 Beer Caves.

In order to strengthen the AmPm convenience stores’ product offerings and operations, Ipiranga launched in 2014 its own supply solution. The AmPm Suprimentos concentrates logistics, sales, and customer service of the convenience store main products in just one structure serving approximately 1.5 thousand stores. This initiative aims to streamline the AmPm convenience store’s operation, increase the competitiveness of franchisees and ensure higher-quality product range and higher standardization of products assortment and availability. This model allows the entry of a wider range of suppliers, who are unable to deliver to each store individually, and eliminates the effort required for franchisees to keep their stores stocked.

At the end of 2022, AmPm Suprimentos operated four distribution centers located in Rio de Janeiro, São Paulo, Paraná, and Rio Grande do Sul states, which supply the stores in those states with the main categories of products, except tobacco and ice cream.

In January 2020, AmPm released a new store model, developed with what we believe to be the most up-to-date concepts in the global C-Store market. This new store focuses on providing a more fluid and less frictional consumer journey, emphasizing food service. As a result, the first stores using this concept show an average growth in sales of food category products. We believe this new store concept changes the way customers shop in AmPm by allowing customers to be closer to walk-in coolers, the Beer Cave format, and to have a digital experience, including the possibility of shopping in the main marketplaces in Brazil, such as iFood and Rappi. As of December 31, 2022, AmPm had 300 stores in the new concept, being 101 company-operated stores and 199 franchises. We expect to implement this new omnichannel concept as part of our plan to achieve operational excellence in our AmPm stores.

In order to expand our franchise network, we also started operating our own AmPm stores. AmPm ended 2022 with 229 units and expects to further expand the number of company-operated stores going forward. AmPm's company-owned operations are intended to (i) strengthen the franchise model, (ii) achieve operational excellence, (iii) boost the profit of the business model, (iv) test the business model, and (v) work as a transitional operation model when franchisees withdraw or until we believe the franchise model is sufficient to lead to critical mass and turnover in the region where own stores are located.

The company-operated stores have a management model focused on business results, efficient management controls and a specialized team with experience in retail management. The location choices are determined by an expansion committee that analyzes the trade with indicators and decide whether to go ahead with the venue in question. This allows the Company to accelerate the expansion of AmPm in a more strategic and secure way with the goal of improving financial return of each business.

The table below shows the highlights of AmPm stores:

	2022	2021	2020
Number of stores	1,598	1,841	1,804
Penetration in service stations (1)	24%	26%	25%
Revenues (in millions of Reais)	1,929.7	1,751.9	1,738.6
SKUs	1,823	1,515	1,563
Average area (in square meters)	61.8	56.6	60.1

(1) Calculated based on the number of AmPm’s stores in relation to the number of Ipiranga’s gas stations

AmPm revenues include a fixed franchising fee and a percentage of total revenues, which generally range between 4% and 8%. We also receive merchandising fees linked to contracts with suppliers, which establish trade agreements for the convenience stores.

We believe the service stations convenience stores sector has potential for continued growth, mainly due to the shifts in cultural and household habits, such as (i) higher participation of women in the labor market, (ii) the increase of single-person households and smaller apartments, (iii) urbanization, increasing population density and logistical complexity, among others.

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

Jet Oil

The Jet Oil business unit, Ipiranga’s lubricant-changing and automotive specialized service network, is the 14º in ABF ranking among all kind of franchises. Jet Oil ended 2022 with 1,134 franchises.

More than 7,730 oil changes were made at Jet Oil units per day and 75.4% of the products sold were premium products in 2022. Jet Oil units offer an oil change service that features technology and safety, unifying quality products and expert services. These attributes translate Jet Oil’s slogan for consumers: “The full care that your car deserves.”

Competition

Ipiranga’s main competitors in 2022 were:

  Vibra, a former subsidiary of Petrobras, which has been operating in the Brazilian fuel distribution sector since 1971. Vibra is the Brazilian market leader and operates throughout the entire country. In 2017, Vibra concluded its initial public offering, listing the shares on B3. Since 2021, as disclosed by Vibra, Petrobras is no longer its shareholder; and
  Raízen, a joint-venture between Cosan and Shell International Petroleum Company Limited (“Shell”), a subsidiary of Royal Dutch Shell. Cosan, through its subsidiaries, is the largest producer of sugar and ethanol in Brazil, having entered into the fuel distribution market in 2008, when it acquired Esso’s fuel distribution business in Brazil. Raízen consummated its IPO in August 2021, listing its shares on B3.

In addition, several small local and regional distributors entered into the Brazilian fuel distribution market in the late 1990’s, after the market was deregulated, which further increased competition in such market. Moreover, in 2018, some important international players entered the Brazilian fuel distribution market: (i) Glencore Oil Participações Ltda., a Swiss company, through the acquisition of 78% of Alesat Combustíveis S.A. (further expanded to 100%); (ii) TotalEnergies SE., a French company, through the acquisition of 100% of Zema Cia. de Petróleo; (iii) PetroChina Company Limited, a Chinese company, through the acquisition of 30% of Tt Work Participacoes S.A. As of the date of this annual report, there were 179 fuel distributors authorized by ANP to operate in Brazil.

The following table sets forth the market share of Ipiranga and its main competitors based on volume of gasoline, ethanol and diesel sold, according to ANP and IBP data:

	Year ended December 31,
Distributor (1)	2022	2021	2020
Vibra	25.8%	25.4%	24.6%
Raízen	21.8%	22.4%	20.8%
Ipiranga	18.4%	18.4%	18.5%
Others	33.9%	33.8%	36.1%
Total	100.0%	100.0%	100.0%

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

 1 Includes only diesel, gasoline and ethanol

Sources: diesel, gasoline and ethanol: ANP and IBP; Information provided by ANP and IBP are subject to retroactive adjustments and, therefore, can differ from the information contained herein.

Environmental, social and governance initiatives

Ipiranga has sustainability as one of its strategic initiatives and works on increasingly incorporating a sustainability culture into the routines of its entire team and on ensuring the integration of sustainability into decision-making.

Ipiranga annually publishes its Sustainability Report, prepared in accordance with the standards of the Global Reporting Initiative (GRI), showing projects and actions taken during the year. The material themes that guide Ipiranga’s ESG actions are: i) governance and integrity, ii) energy transition, iii) health and safety, iv) eco-efficient operations, v) proximity to the network and consumers, vi) value chain, vii) inclusive culture and diversity and viii) responsibility for the surrounding communities.

Governance and integrity. Ipiranga has a structured Integrity Program that is guided by best practices in fighting against corruption, preventing anti-competitive conduct, mitigating conflicts of interest, and maintaining an environment that is free of harassment and discrimination, with processes and controls aimed at increasingly strengthening the company's culture of integrity. In 2022, the company rolled out new ethics and anti-corruption training for all employees, also implementing training groups for the internal public and resellers.

Energy transition. Ipiranga has been implementing actions aimed at energy efficiency and, for more than 10 years, has had an exclusive and independently audited program to manage its GHG emissions. The “Carbono Zero” Program (Zero Carbon) includes actions to measure, reduce and offset GHG emissions and follows recognized international guidelines. Also, as part of this program, since 2014 Ipiranga has offset 100% of its direct (scope 1) and indirect (scope 2) emissions by purchasing carbon credits.

Ipiranga is also one of the largest biofuels distributors in Brazil and seeks to expand the development of new products and services that are less carbon intensive, such as electric mobility initiatives and additive products, which improve engine efficiency and, thus, reduce fuel consumption. The company was also the first fuel distributor to make electric chargers available in its service stations. As of the date of this annual report, Ipiranga had 44 chargers in urban areas, in a partnership with BMW, and 6 chargers on highways, in a partnership with BMW and EDP.

Health and safety. Ipiranga bases its safety management on actions that ensure adequate technology, facility integrity, efficient processes, people training and engagement, continuous procedure improvement, and the setting of guidelines that all the value chain must follow. Its main objective is to strengthen the health and safety culture and further include safety in the decision-making process.

To strengthen its safety culture, Ipiranga has a program that seeks to ensure adequate physical conditions, efficient procedures, and safety behavior in its operations. Its safety program has a structured investment plan for asset reliability, engagement, and training of stakeholders, in order to make them agents of change. In 2021, the Safety Culture Diagnosis was carried out in the first semester, which considered the perceptions of employees, including leadership and administrative and operational employees.

In 2022, the actions of the Safety Evolution Plan were implemented. The plan aims to strengthen the safety culture through the improvement of Ipiranga’s processes, including a set of training and engagement actions designed to further internalize its safety culture as part of the decision-making process of all functions and activities. Also in 2022, Ipiranga launched its Golden Rules, which established mandatory safety principles that must be rigorously followed by both the company’s own employees and third-party service providers.

Eco-efficient operations. Ipiranga has adopted its own environmental management system through a program named SIGA+ (Ipiranga’s management system applied to health, safety, environment, quality, and social responsibility), which applies the highest international standards to its policies and practices. Through SIGA+, Ipiranga monitors and manages the units' performance indicators to ensure alignment with the reference standards for integrated management and continuous improvement. The data are audited annually to categorize the performance of the operating units into five levels. In 2022, new guidelines and actions were also implemented seeking to prioritize waste reduction (for example, increasing reuse/recycling processes), reduce landfill waste disposal and minimize the environmental impacts resulting from the generation of waste.

The GHG emissions inventory is externally verified and complies with the international guidelines of the GHG Protocol. In 2022, for the 10th consecutive year, we were granted the Gold Seal of the Brazilian GHG Protocol Program, recognition given to companies for disclosing the audited GHG inventory in the Public Emissions Registry. For the second year, Ipiranga acquired I-RECs coming from wind generation for every volume of power consumed in the organization.

Proximity to the network and consumers. In 2022, Ipiranga invested in training to the resellers, managers, and VIPs through “Escola de Varejo" (Retail School). Also in 2022, all the contracts with critical suppliers were reviewed to ensure the inclusion of clauses on anti-corruption, information security, human rights, social and labor responsibility, environmental, health and safety practices and other previously assessed compliance requirements. They are also subject to audits during the term of the contract.

Value chain. In 2022, focused on disseminating best ESG practices among its suppliers, Ipiranga revised its Supplier Policy and Booklet on Sustainability for Suppliers, which set out social and environmental guidelines that must be followed by all its business partners. Also in 2022, as part of the plan to improve logistics efficiency, Ipiranga launched the “Mover” program (To move), which aims to increase the efficiency and safety levels of the company’s operations and transport partners in an integrated manner. By carrying out a comprehensive evaluation of the partners’ operation using safety, efficiency and productivity criteria, Ipiranga encourages them to adopt the best technological practices in the sector, better managing transport risks and its vehicle fleet as a whole. Based on this evaluation, partners are ranked in four categories (diamond, gold, silver and bronze) and those who do not achieve minimum requirements are not admitted in Ipiranga’s value chain.

Inclusive culture and diversity. In addition to talent development and employee engagement, Ipiranga promotes actions that reaffirm its commitment to make its environment increasingly diverse and inclusive. For example, in 2022 Ipiranga: i) started a mentoring program aiming at accelerating the female leadership pipeline, ii) launched the “Construa” training program (To build), aimed exclusively at people with disabilities, to promote the development of administrative consultants, iii) half of the internship program positions were destined for black and brown-skinned candidates.

Responsibility for the surrounding communities. In 2022, the risks of all fuel storage bases and pools were mapped aiming to identify and manage potential social, environmental, and safety risks to stakeholders. Ipiranga’s focus for the coming years will be on the development of education, employment, and income generation of the communities where it operates.

Furthermore, Ipiranga developed its own programs for greater responsibility for the surrounding communities. For example: i) “Operação Mulher” (Woman Operation), which goal is to train women around its operations, aiming to boost the employability of women in the industry, ii) Volunteering Program – “Gente Ipiranga Gera Gentileza” (Ipiranga’s People Generate Kindness), that carried out a number of initiatives, including presentations to schools on safety, donation of toys and warm clothes, mentoring for young people, and a blood donation campaign, iii) Humanitarian actions contributions in the event of emergency crises, like the donation of basic food baskets and iv) “Saúde na Estrada” Program (Health in the Highways), that brings health to truckers, drivers, travelers, and communities attending Brazilian cities into a collaboration with the Ministry of Health.

D. Digital platform for mobility

abastece aí is a digital platform, created in 2020, to leverage the benefits of the loyalty program Km de Vantagens and the abastece aí app that were previously offered by Ipiranga. The company offers a unified ecosystem of advantages and benefits to clients, especially car drivers, integrated with a digital payment solution and great capillarity, including adoption by other business partners outside service stations.

Km de Vantagens was created in 2009, pioneering the customer loyalty program within the fuel industry, allowing customers and resellers to redeem rewards and benefits in areas of entertainment, tourism, magazines, airline tickets, car rental, among others. With over 37 milllion participants in December 2022, Km de Vantagens has served as an important platform, strengthening the relationship with Ipiranga’s customers. In 2022, more than 30 million transactions were redeemed at Km de Vantagens.

Ipiranga developed and launched abastece aí in 2016, a mobile payment service app, that seeks to maximize advantages from the integration of platforms to offer even greater convenience and benefits to customers. Through the abastece aí app, customers can obtain discounts in exchange for Km de Vantagens points. In addition, they can receive rewards of their preference and finalize the fueling process by using a unique Km de Vantagens password in a safe payment method. In 2022, approximately 1 million digital accounts have been created.

Context and market

Digital wallets are a global trend that involve a very diverse range of businesses. Between 2018 and 2020, the number of users of digital wallets grew by 30%, reaching more than 2 billion active users worldwide. According to a recent study by Bain & Company, “e-wallets” will represent 28% of total payments made in the world and almost 50% of all payments made in the sphere of e-commerce by 2022. In Brazil, this market is still very young, with great space for growth and development. The highly regulated and concentrated national banking system is the main obstacle to the current low participation of digital portfolios. However, due to recent changes in legislation, reduced technological costs, the entry of major international players in the market and the democratization of access to technology, digital wallets are expected to have an accelerate growth over the next few years.

The difficult and bureaucratic access to banks, combined with the mass use of smartphones, also contributes to the rise of digital wallets. Consequently, e-wallets emerge as a viable option to take care of people's financial organization, by offering a low cost and high efficiency service.

In 2020, the Central Bank of Brazil announced a new instant payment system with the potential to profoundly transform the country's payment industry. The PIX is a tool that allows the transaction of resources in a few seconds at any time of the day and all days of the year. In addition, PIX have a much lower transaction cost when compared to other payment methods such as Bank slip, TED or DOC. In order to use it, it is not necessary to have a bank account, just register it in any of the institutions approved by the Central Bank to offer this service, which includes abastece aí. Thus, by eliminating the need for intermediaries in the transfer process, we believe that PIX intensify the strengthening of digital wallets. It is extremely important to mention that the PIX is not only a substitute for traditional forms of payment, but it is also a mean to meet other financial demands, with the possibility of making payments in commercial establishments. As of December 31, 2022, PIX had already been registered by more than 141 million users, handling a volume of approximately R$1.2 trillion.

Operation

abastece aí is a relevant ecosystem of advantages for vehicles’ drivers, integrated with a financial platform that expands the purchasing power of its users. The application offers a varied range of services for its clients, such as: cashbacks on purchases from partner companies, payment of slips, transfers, functions of cash in/cash out on digital wallet and various financial products. The main revenue stream for abastece aí derives from Ipiranga service stations. When filling your car using the app at Ipiranga, the customer has the possibility to reverse a portion of the amount spent on several benefits, including: the accumulation of kilometers of advantage, cashback reversed in the portfolio, among others. Currently, abastece aí has partnerships with other companies operating in various sectors, such as TAM Linhas Aéreas S/A (LATAM), Movida Locação de Veículos S.A., among others.

In 2022, the strategy of abastece aí was concentrated around the revenues from the association fee with partner companies, being the main partnership with Ipiranga, operating more than 39 million transactions, totaling more than R$5.7 billion TPV.

Marketplace model. It is a virtual shopping mall, where partner companies advertise their products by paying an association fee. The partner exposes its products to a larger number of people, the consumer can access products from various segments and the company providing the marketplace receives a percentage of each transaction.

Cashback model. Through this model, when the user makes a purchase through the application, they receive a percentage of the money spent back. abastece aí works as the payment method and as a platform through which partners announce their products.

Work methodology. The abastece aí operation is based on three main pillars: technological know-how, data intelligence and agile culture. The first involves the entire user experience of the application, its functionality, and facilities. The company works to maintain an application with simple and intuitive interface, constantly improving the user’s experience.

In data intelligence, the company promotes the activation and growth of the customer base, identifying the main suggestions and criticisms to the functioning of the app. Also, it is critical to improve statistical and artificial intelligence models to personalize promotional campaigns, recognize potential customers and activate old users.

Industry and overview of our discontinued operations

  Petrochemicals and chemicals

Ultrapar used to operate in the petrochemical industry through Oxiteno. On August 16, 2021, Ultrapar entered into a share purchase agreement for the sale of all shares of Oxiteno to Indorama. The sale was closed on April 1, 2022 and, as a result, Oxiteno is no longer part of Ultrapar’s business portfolio as of this date. For more information, see “Item 4.A. Information on the Company—History and development of the Company—A.2. Discontinued operations—Oxiteno.”

The petrochemical industry transforms crude oil or natural gas into widely used consumer and industrial goods. The Brazilian petrochemical industry is generally divided in three sectors, depending on the stage of transformation of the petrochemical raw materials. The companies that operate in these different stages are known as first, second and third-generation companies.

Brazil’s first-generation companies, which are referred to as “crackers”, break down or “crack” naphtha (a by-product of the oil refining process), their principal feedstock, into basic petrochemicals, including olefins, primarily ethylene, propylene and butadiene, and aromatics, such as benzene, toluene, and xylenes. Second-generation companies process the basic petrochemicals produced by the crackers to obtain intermediate petrochemicals, such as (i) polyethylene, ethylene oxide, polystyrene and polyvinyl chloride (PVC), each produced from ethylene; (ii) polypropylene, oxo-alcohols and acrylonitrile, each produced from propylene; (iii) caprolactam, produced from benzene; and (iv) purified terephthalic acid (PTA), produced from p-xylene. The intermediate petrochemicals are produced in solid form (as plastic pellets or powders) and in liquid form and are transported through roads, railroads or by ship to third-generation companies, which transform them into final products, including polyester, plastics, elastomers, acrylic fibers, and nylon.

Oxiteno

As of March 31, 2022, Oxiteno was a second-generation company, which processes basic petrochemicals produced by the crackers to obtain intermediate petrochemicals. While operated by Ultrapar, Oxiteno was the only producer of ethylene oxide, ethylene glycols, ethanolamines, glycol ethers and methyl-ethyl-ketone in Brazil, as well as the only producer of fatty alcohol in Latin America and the only ethylene oxide producer in South America. Its products were used in a broad range of industrial sectors, such as cosmetics, detergents, crop solutions, polyester, packaging, coatings, and oil industry. During the year ended December 31, 2021 and the three months period ended March 31, 2022, right before the conclusion of its sale, Oxiteno sold 779 thousand and 177 thousand tons of chemical and petrochemical products, respectively.

Products and markets. While operated by Ultrapar, Oxiteno’s products could be divided into two main groups for ease of understanding: (i) commodity chemicals, which are generally higher-volume products, with standard specifications, and (ii) specialty chemicals, which tend to be lower-volume products sold based on chemical features and suitability to meet a particular end-use requirement. Oxiteno’s main commodity chemicals were ethylene oxide and ethylene glycol whereas its main specialty chemicals included a wide variety of products that were used as surfactants, softeners, dispersants, emulsifiers, and hydraulic fluids.

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

Commodity products. The following were Oxiteno’s main commodity products, and their principal uses and markets:

Ethylene oxide. Ethylene oxide is a colorless and highly flammable gas at room temperature and atmospheric pressure. Ethylene oxide is produced in a continuous production process by gaseous phase catalytic partial oxidation of ethylene by oxygen at high temperature and pressure.

Ethylene glycols. The main ethylene glycol produced by Oxiteno was mono-ethylene glycol, known as MEG. Oxiteno also produced di- and tri-ethylene glycol. Mono-ethylene glycol is a clear, non-flammable, non-volatile liquid at room temperature and atmospheric pressure. Ethylene glycols are produced in a continuous process from an ethylene oxide solution and principally sold to chemical companies for the manufacture of polyester fibers and polyethylene terephthalate, known as PET, with the remainder sold for use in the production of antifreeze, brake fluids, solvent, and other chemicals.

The Brazilian petrochemicals industry seeks to prioritize demand from the domestic market, where there is greater value added, although sales are also made to the international market. While operated by Ultrapar, Oxiteno sold the larger part of its commodities and specialty chemicals in Brazil, with production capacity exceeding domestic market demand, with Oxiteno exporting surplus production to more than 50 countries in Asia, America, Europe, Africa, and Oceania. Oxiteno maintained its production capacity above local demand for strategic reasons. For the three months period ended March 31, 2022, right before the conclusion of Oxiteno’s sale and the year ended December 31, 2021, 36% and 34% of its net revenue from sales and services, respectively, were from sales outside Brazil. For the three months period ended March 31, 2022 and the year ended December 31, 2021, 31% and 29%, respectively, of Oxiteno’s sales volume were from sales outside Brazil.

The following table shows Oxiteno’s sales volume by market group for the period indicated:

	Year Ended December 31,
Market group	2022(1)	2021	2020
	(in thousand tons)
Commodity chemicals	20.1	126.4	146.9
Specialty chemicals	102.3	424.9	387.9
Total domestic sales volume	122.4	551.3	534.7

(1)  For the period between January 1, 2022, and March 31, 2022.

	Year Ended December 31,
Market group	2022(1)	2021	2020
	(in thousand tons)
Commodity chemicals	0.2	7.5	3.8
Specialty chemicals	54.1	220.6	214.8
Total sales volume outside Brazil	54.3	228.1	218.6

(1)  For the period between January 1, 2022, and March 31, 2022.

B. Retail pharmacy

Ultrapar used to operate in the retail pharmacy sector through Extrafarma. On May 18, 2021, Ultrapar entered into a share purchase agreement for the sale of all shares of Extrafarma to Pague Menos. The sale was closed on August 1, 2022 and, as a result, Extrafarma is no longer part of Ultrapar’s business portfolio as of this date. For more information, see “Item 4.A. Information on the Company—History and development of the Company—A.2. Discontinued operations—Extrafarma.”

The retail pharmacy business is a highly regulated industry. In Brazil, the regulation of the sector is executed by the federal government, states and municipalities. The federal government enacts laws and regulations of general applicability, which are enforced and complemented by actions of the states and municipalities. At the federal level, the health and pharmaceutical sectors are regulated and supervised by the Ministry of Health, through ANVISA.

The retail pharmacy business in Brazil is responsible for the purchase, distribution, and resale of medicines to end consumers through drugstores. It is also a common practice in this industry to sell beauty and personal care products as well as certain convenience products at drugstores. Its main suppliers are pharmaceutical producers and beauty and personal care producers.

The main types of pharmaceutical products sold in Brazil are listed below:

Branded medicine. Innovative products, registered at the federal agency responsible for sanitary surveillance and marketed in the country whose efficacy, safety and quality have been scientifically proven by the federal competent body upon registration.

Generic medicine. Contain the same active ingredient, in the same strength and dosage form, being administered by the same route and with the same therapeutic indication as the reference drug in the country, showing the same safety as the reference drug in the country.

Similar medicine. Contain the same active ingredients, has the same concentration, pharmaceutical form, method of administration, dosage, and therapeutic instructions, and is equivalent to a medicine registered with the Federal Agency responsible for sanitary surveillance, differing only as regard the characteristics of size and form of the product, period of validity, packaging, labelling, excipients and vehicle.

OTC medicines. Over the Counter (“OTC”) medicines that do not need a prescription to be sold.

Extrafarma

As of July 31, 2022, Extrafarma operated 399 drugstores in ten states of Brazil (121 in Pará, 11 in Amapá, 3 in Tocantins, 91 in Ceará, 57 in Maranhão, 34 in Pernambuco, 20 in Bahia, 16 in Rio Grande do Norte, 4 in Paraíba and 42 in São Paulo). Extrafarma operated four distribution centers: Benevides, in the state of Pará; Aquiraz, in the state of Ceará; Guarulhos, in the state of São Paulo and São Luís, in the state of Maranhão, which were responsible for supplying all stores.

As of July 31, 2022, Extrafarma operated both in the retail and wholesale of pharmaceutical products. For the seven months period ended July 31, 2022, right before the conclusion of its sale, Extrafarma’s gross revenues from sales and services reached R$1.3 billion, of which retail products represented 95% and wholesale products represented 5%.

Within the retail business, Extrafarma’s product mix consisted of all the main types of pharmaceutical products (branded medicine, generic medicine, similar medicine, and OTC), in addition to personal care products and convenience products. For the seven months period ended July 31, 2022, out of Extrafarma’s revenues in the retail business, branded medicines represented 35%, generic/similar medicines represented 16%, OTC 14%, personal care products represented 16% and convenience products represented 17%.

On the wholesale side, Extrafarma operated as a distributor of both pharmaceutical and personal care products. It purchased the products from manufacturers and sold them to other drugstore chains and independent retailers, which were serviced through Extrafarma’s own and leased truck fleet.

Insurance

We maintain insurance policies covering all the facilities of our wholly owned subsidiaries, which we consider appropriate to cover the risks to which we believe we are exposed, including but not limited to loss and damage from fire, lightning, explosion of any nature, windstorm, plane crash and electrical damage. The maximum compensation values based on the maximum possible loss that could result from a specific location as of December 31, 2022 are shown below:

Maximum compensation value (*)

Ipiranga	R$1,849
Ultracargo	R$1,210
Ultragaz	R$374

(*)  In millions. In accordance with our policies terms and conditions.

We maintain general liability insurance that covers all our wholly-owned subsidiaries with a maximum coverage of US$250.0 million (R$1,304.4 million as of December 31, 2022) for losses and damage incurred by third parties as a result of any accidents that occur in connection with our commercial/industrial operations and/or the distribution and sale of our products and services.

We maintain Directors & Officers Liability insurance policies to indemnify members of the Board of Directors, Fiscal Council and executives of Ultrapar and its subsidiaries (insured persons) in the total amount of US$80.0 million (R$417.4 million as of December 31, 2022), which covers any insured liabilities resulting from wrongful acts, including any act or omission or any matter claimed against them solely by reason of his or her serving in such capacity, except if the act, omission or the claim is consequence of gross negligence or willful misconduct.

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

          C. Organizational structure

The following chart shows our organizational structure for our main subsidiaries as of December 31, 2022:

 Percentages represent approximate ownership of voting share capital and total capital (voting capital/total capital).
(1)	Non-controlling interests in Utingás are mainly held by Liquigas Distribuidora and Supergasbras Energia (31% and 8% of total capital, respectively).
(2)	Other shareholders of RPR are Petrobras and Braskem, each holding 1/3 of the voting shares.
(3)	União Vopak — a company jointly owned by Ultracargo Logística and Vopak Brasil S.A.
(4)	Iconic — an association between Ipiranga and Chevron.
(5)	In April 2022, the name of subsidiary Tequimar Vila do Conde Logística Portuária S.A was changed to Ultracargo Vila do Conde Logística Portuária S.A.
(6)	Latitude Logística Portuária — a company jointly owned by Ipiranga and Petróleo Sabbá S.A.
(7)	Other shareholders of Nordeste Logística I, II and II are Raízen and Vibra Energia, and of Navegantes Logística are Raízen and Petrobras each holding 1/3 of the voting shares.
(8)	In April 2021, the name of the subsidiary Terminal Químico de Aratu S.A – Tequimar was changed to Ultracargo Logística S.A.
(9)	Company with suspended operational activities.
(10)	On July 1, 2022, the indirect subsidiaries Bahiana Distribuidora de Gás Ltda. and LPG International Inc. became controlled by Companhia Ultragaz S.A.
(11)	On August 1, 2022, the subsidiary Companhia Ultragaz S.A. became directly controlled by Ultrapar. In November 2022, Companhia Ultragaz S.A. became a subsidiary of Ultragaz Participações Ltda.
(12)	On September 12, 2022, the Company through its subsidiary Ultragaz Energia Ltda., signed an agreement for the acquisition of all shares of Stella. The acquisition was concluded on October 1, 2022.
(13)	On November 18, 2022, the name of the subsidiary Ultragaz Comercial Ltda. was changed to Ultragaz Energia Ltda.

We conduct our LPG distribution business through Ultragaz, composed by Cia. Ultragaz and Ultragaz Energia. Cia. Ultragaz comprises three main companies: i) Ultragaz (the original company), ii) Bahiana and iii) Utingás. Ultragaz operates in the business of LPG distribution, primarily in the South, Southeast and Midwest regions of Brazil. Bahiana operates in the business of LPG distribution, primarily in the Northeast region of Brazil. Utingás is an LPG storage company, with facilities in the states of São Paulo and Paraná. In addition, in 2022, we announced the acquisitions of Stella and of NEOgás, which mark Ultragaz's entry into the electricity and the compressed natural gas distribution segments, expanding its offer of energy solutions to its customers and enhancing its capillarity, commercial strength and brand.

We conduct our fuel distribution business through Ipiranga, represented by our wholly owned subsidiary Ipiranga. Ipiranga covers the distribution and marketing of petroleum products, ethanol and NGV throughout Brazil. Ipiranga, through its subsidiaries, owns AmPm brand in Brazil, and Tropical, which provides transportation services for Ipiranga and other fuel distributors. Ipiranga also owns 56% of Iconic, which is a joint venture with Chevron, that owns the remaining 44% of it.

We conduct liquid bulk storage business through our wholly owned subsidiary, Ultracargo, which operates through its subsidiary Ultracargo Logística that maintains storage facilities at six terminals, close to the main Brazilian port terminals, railroad junctions and roads. In April 2019, Ultracargo won the concession of VDC12 area at the Vila do Conde port, in Barcarena, state of Pará, with a minimum storage capacity of 59 thousand m³. In December 2021, Ultracargo started its operations at this new terminal, with a total storage capacity of 110 thousand m³.

We conduct a digital payment platform business through the brand abastece aí, which was created in 2020, combining the abastece aí app and the loyalty program Km de Vantagens, both of which became a new subsidiary of Ultrapar.

Until April 1, 2022, we conducted petrochemical and chemical activities through our then-wholly owned subsidiary, Oxiteno. In August 2021, Ultrapar entered into a share purchase agreement for the sale of all of its shares in Oxiteno to Indorama. On April 1, 2022, the transaction was closed and, as a result, Oxiteno is no longer part of Ultrapar’s business portfolio as of this date. For more information, see “Item 4.A. Information on the Company—History and development of the Company—A.2. Discontinued operations—Oxiteno.”

Until August 1, 2022, we conducted retail and wholesale pharmacy businesses through our then-wholly owned subsidiary, Extrafarma. In May 2021, Ultrapar entered into a share purchase agreement for the sale of all of its shares in Extrafarma to Pague Menos. On August 1, 2022, the transaction was closed and, as a result, Extrafarma is no longer part of Ultrapar’s business portfolio as of this date. For more information see “Item 4.A. Information on the Company—History and development of the Company—A.2. Discontinued operations—Extrafarma.”

As of the date hereof, all our material subsidiaries are incorporated under the laws of Brazil. For further information, see “Item 4.A. Information on the Company—History and development of the Company.”

For more information about our organizational structure, see Note 1.a.2 to our Consolidated Financial Statements for the year ended December 31, 2022.

D.      Property, plant and equipment

Ultragaz

Ultragaz’s LPG distribution network includes 19 filling plants. LPG is carried to the filling plants either via gas pipelines from Petrobras’ facilities or by tanker trucks. When LPG transportation is made via gas pipelines, the bases are known as primary and when transportation is made via tanker trucks, the bases are known as secondary.

Ultragaz also operates storage bases for LPG, known as satellite bases, for supplying our bulk trucks. These storage facilities are strategically located in order to keep supplies close to Ultragaz’s customer base, thus reducing transportation costs. As of December 31, 2022, Ultragaz had 9 primary plants, 10 secondary plants and 20 satellite bases located in the Southeast, Midwest, and Northeast regions of Brazil.

LPG is stored in the filling plants in large LPG storage tanks with an average of 60 tons per tank. In the case of LPG to be delivered in bulk, LPG is pumped directly from the storage tanks into the bulk tankers. In the case of LPG to be delivered in bottles, LPG is pumped from storage tanks into several filling heads, which fill the LPG bottles.

As of December 31, 2022, Ultragaz had a total storage capacity of 21 thousand tons, including the storage capacity indirectly held through its stake in Utingás. In addition, Ultragaz maintains its headquarters in the city of São Paulo and regional offices in the areas in which it operates.

Beyond the risks discussed in “Item 3.D. Key information—Risk factors”, there were no specific environmental issues that could affect Ultragaz’s utilization of these facilities.

Ultragaz is planning to invest R$428 million in 2023, R$190 million of which will be invested in the expansion of its operations and R$238 million in maintenance and other investments in upkeep. Expansion investments are mainly focused on continuously capturing new customers in the bulk segment, on revitalizing and opening points of sale, and on projects related to optimizing storage infrastructure and to energy diversification. The portion focused on maintenance will be directed to the sustaining of the businesses and includes mainly investments in maintenance of assets, safety and the renovation and remodeling of points of sale.

Ultracargo

The following table sets forth the main products stored at and the storage capacity operated by Ultracargo’s facilities as of December 31, 2022.

Facility	Installed capacity (in thousand m³)	Product lines
Santos (state of São Paulo)	297	Chemicals, ethanol, lubricants, fuels, and corrosives
Aratu (state of Bahia)	218	Chemicals, ethanol, vegetable oils, corrosives, and fuels
Suape (state of Pernambuco)	158	Chemicals, ethanol, corrosives, and fuels
Itaqui (state of Maranhão)	155	Ethanol and fuels
Vila do Conde (state of Pará)	110	Ethanol and fuels
Rio de Janeiro (state of Rio de Janeiro)	17	Corrosives and lubricants
Total	955

Beyond the risks discussed in “Item 3.D. Key information—Risk factors”, there were no specific environmental issues that could affect Ultracargo’s utilization of these facilities.

Ultracargo is planning to invest R$317 million in 2023, of which R$204 million will be invested in the expansion of its operations and R$113 million in maintenance and other investments in upkeep. The expansion investments will be focused on continuing the expansion of the IQI13 area in the Itaqui port (concession granted in 2021), on the grant of the Vila do Conde terminal (state of Pará), and on the acquisition of land for the construction of a railway branch in Santos. The portion focused on maintenance will be directed to the sustaining of the businesses and includes mainly investments in maintenance of assets and safety.

Ipiranga

As of December 31, 2022, Ipiranga distributed fuels through 88 storages terminals, which are strategically located to provide fast and efficient delivery of its products. There are two types of storage terminals: primary, which are usually located near the coast and large cities and are supplied by refineries through pipelines, and secondary storage terminals, mainly located inland and supplied by primary storage terminals through railways or road transportation at locations not serviced by railway systems. Large customers and TRRs are also serviced by primary storage terminals. As of December 31, 2022, Ipiranga had 51 primary storage terminals and 37 secondary storage terminals.

Distributors may own their storage terminals, lease space in third parties’ storage terminals or participate in pools via jointly operated terminals that serve two or more distributors. As of December 31, 2022, the total capacity of Ipiranga’s storage terminals was 903 thousand m³, out of each 31% were owned, 44% were related to third party agreements and 25% were related to jointly operated terminals.

Beyond the risks discussed in “Item 3.D. Key information—Risk factors”, there were no specific environmental issues that could affect Ipiranga’s utilization of these facilities.

Ipiranga is planning to invest R$1,376 million in 2023, of which R$585 million will be invested in the expansion of its operations and R$791 million in maintenance and other investments in upkeep. Expansion investments will mainly be directed to the branding of service stations with higher levels of throughput and, to a lesser extent, the expansion of capacity and logistics infrastructure on existing bases. The portion focused on maintenance will be directed to the sustaining of the businesses and includes mainly investments in maintenance of assets, safety and information technology.

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

In 2021 and 2022, Ultrapar conducted a portfolio rationalization process and, as a result, it entered into share purchase agreements for the sale of Extrafarma, ConectCar and Oxiteno. The sale of Ipiranga’s interest in ConectCar was closed in October 2021. On December 31, 2021, Oxiteno and Extrafarma were classified as assets and liabilities held for sale and discontinued operations, due to signing of a share purchase agreement with Indorama in August 2021 and with Pague Menos in May 2021, respectively. The sales of Oxiteno and Extrafarma were closed on April 1, 2022 and on August 1, 2022, respectively, and as a result these companies are no longer part of Ultrapar’s business portfolio as of these dates. In 2022, Ultrapar has ceased to present abastece aí as a separate segment, due to the small relevance of this business relative to the overall results of the Company.

Overview

Ultrapar’s origins date back to 1937 when Ernesto Igel founded Ultragaz, which pioneered the use of LPG as cooking gas. Ultrapar is one of the largest business groups of Brazil, with an outstanding position in the energy and infrastructure segments through Ultragaz, Ultracargo and Ipiranga:

  Ultragaz: a pioneer and a leader in LPG distribution in Brazil, Ultragaz is a reference in innovation and has been expanding the energy solutions it offers to its customers. Ultragaz operates in Brazil directly or through resellers with professionals visiting several customers daily. In 2022, Ultragaz served approximately 59 thousand business customers in the bulk segment, 583 thousand customers of Individual Billing and more than 11 million households in the bottled segment through a network of approximately 5.8 thousand independent retailers;
  Ultracargo: the leading company in the independent liquid bulk storage terminals sector in Brazil, Ultracargo is present in the country’s main ports with modern terminals for the storage and handling of different products, such as fuels, ethanol, chemicals, corrosives and vegetable oils; and
  Ipiranga: one of the largest Brazilian fuel and lubricant distribution companies and one of the most valuable brands in the country, with a network of more than 6.7 thousand service stations, in addition to 1.6 thousand AmPm stores, the largest convenience store franchise in Brazil.

Brazilian economic background

Since our continuing operating businesses are located in Brazil, we are significantly affected by Brazil’s economic and social conditions, including, but not limited to, GDP, growth rates, credit availability and disposable incomes, the domestic rate of inflation and exchange rate fluctuations.

GDP. In 2020, as a result of the COVID-19 pandemic, Brazilian GDP contracted 3.9%. Our operations suffered the effects of such contraction, especially regarding LPG sales to commercial and industrial customers, diesel sales and Ultracargo’s logistics operations. In 2021, GDP grew 4.6% driven by a 4.7% and 4.5% growth in the service and industry sectors, respectively. In comparison to 2020, 2021 was a year of recovery, the first since the outbreak of COVID-19 pandemic, mainly due to the progress of the vaccination process, which had a direct impact on family consumption. The increase in fiscal uncertainty and inflation drove the increase in the Selic rate, from 2.00% at the beginning of the year to 9.25% on December 31, 2021. The beginning of 2022 was marked by volatility in the capital markets, rising prices of commodities and rising inflation around the world, mainly due to another wave of COVID-19 and the conflict between Russia and Ukraine, factors that resulted in interest rate increases and greater risk perception by investors. In 2022, Brazilian GDP grew 2.9%, mainly driven by the reopening of the economy after the restrictions imposed by the COVID-19 pandemic in 2021, added to the stimulus packages, the evolution of public accounts and the financial support policies for the population.

As a result of the uncertainties with respect to both the domestic and international outlook, including as a result of the ongoing military conflict between Ukraine and Russia and the general elections held in Brazil in October 2022, the market perspective as of the date of this annual report was of a stagnant economy, with both inflation and high interest rates. Additionally, in the aftermath of the 2022 election results, there were mass protests and demonstrations throughout Brazil highlighting a deeply polarized electorate amidst a political climate, which could contribute to increased macroeconomic and political instability. For more information, see “Item 3.D. Key information—Risk factors—The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian political and economic conditions, including ongoing political instability and perceptions of these conditions in the international markets, could adversely affect our businesses and the market price of our shares and ADSs.”

Inflation and currency fluctuations. Our cash operating activities are substantially in Reais and tend to increase with inflation. However, some of our costs of sales and services sold are linked to the U.S. dollar and are not substantially affected by the Brazilian inflation rate. In addition, some of our Real-denominated debt is indexed to the rate of inflation. In 2020, the Real depreciated 28.9% against the U.S. dollar, mainly due to (i) the impact of the COVID-19 pandemic; (ii) uncertainties in the U.S. political landscape in view of its presidential elections and (iii) the worsening of risks in the Brazilian fiscal debt. The IGP-M index was 23.1%, impacted mainly by the devaluation of the Real against the U.S. dollar that affects directly the prices of raw material and others industrial inputs. The IPCA index rate closed 2020 at 4.5%. In 2021, the Real depreciated 7.4% against the U.S. dollar, mainly due to the increase in global inflation coupled with high fiscal risks and low growth rate in Brazil. The IGP-M index was 17.8% and the IPCA index rate ended 2021 at 10.1%. In 2022, the Real appreciated 6.5% against the U.S. dollar, mainly due to the reopening of the economy after the restrictions imposed by the COVID-19 pandemic in 2021, added to the stimulus packages, the evolution of public accounts and the financial support policies for the population. The IGP-M index was 5.5% and the IPCA index rate ended 2022 at 5.8%.

The main foreign exchange risk we face arises from certain U.S. dollar denominated costs and expenses. Although a part of our debt is U.S. dollar-denominated, it is currently hedged against currency devaluation through the use of various derivative instruments or matching assets in the same currency. Additionally, a significant part of our raw materials is also denominated or indexed to the U.S. dollar. Hence, we are exposed to foreign exchange rate risks which could negatively impact our businesses, financial situation and operating results as well as our capacity to service our debt.

The table below shows the inflation rate for the periods indicated, as well as the devaluation (or appreciation) of the Real against the U.S. dollar.

	Year ended December 31,
Index	2022		2021	2020
IGP-M	5.5%		17.8%	23.1%
IPCA	5.8%		10.1%	4.5%
Devaluation (appreciation) of the Real against the U.S. dollar	(6.5%	)	7.4%	28.9%

We manage foreign exchange risk associated with the scheduled payments under the terms of our U.S. dollar indebtedness by investing in U.S. dollar-denominated securities and foreign currency/interest swap contracts, under which we pay variable interest in Reais based on the DI and receive fixed interest in U.S. currency. As of December 31, 2022, our liabilities in foreign currency totaled R$7,153.1 million (US$1,370.9 million), including financing in foreign currency, gross of transaction costs and discount, and payables arising from imports, net of advances to foreign suppliers. At the same date, our total assets in foreign currency including foreign currency hedging instruments totaled R$6,599.2 million (US$1,264.8 million), comprised of investments indexed to U.S. dollars and hedging instruments used to manage fluctuations of exchange rates and foreign currency receivables exposures. As of December 31, 2022, Ultrapar had a net liability position (income statement effect) in foreign currency of R$553.8 million (US$106.1 million), comprised of a short-term net asset position of R$1,123.0 million (US$215.2 million) and a long-term net liability position of R$1,676.8 million (US$321.4 million). For the purposes of this paragraph, amounts in U.S. dollar were calculated based on a 5.2177 Real/U.S. dollar exchange rate, as of December 31, 2022. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for information about our foreign exchange risk hedging policy and Notes 17 and 31 to our Consolidated Financial Statements.

IFRS standards and criteria adopted in preparing the financial information

The consolidated financial information presented below was prepared based on the consolidated statements of income and cash flows – indirect method for the years ended December 31, 2022, 2021 and 2020 that derived from our Consolidated Financial Statements included in this annual report and prepared in accordance with IFRS as issued by IASB. Financial information relating to Ultragaz, Ultracargo, Ipiranga and abastece aí is presented on an unconsolidated basis and does not reflect elimination of intercompany transactions. Accordingly, the sum of individual financial information of Ultrapar’s subsidiaries may not correspond to the consolidated financial information of Ultrapar. See “Presentation of financial information.”

On December 31, 2021, our former wholly owned subsidiaries, Oxiteno and Extrafarma, were classified as assets and liabilities held for sale and discontinued operations, due to signing of a share purchase agreement with Indorama in August 2021 and with Pague Menos in May 2021, respectively. The sales of Oxiteno and Extrafarma were closed on April 1, 2022 and on August 1, 2022, respectively, and as a result these companies are no longer part of Ultrapar’s business portfolio as of these dates. For more information see Note 4.c to our Consolidated Financial Statements. In 2022, Ultrapar has ceased to present abastece aí as a separate segment, due to the small relevance of this business relative to the overall results of the Company.

Results of operations

Year ended December 31, 2022 compared to the year ended December 31, 2021.

The following table shows a summary of our results of operations for the years ended December 31, 2022 and 2021:

(R$ million)	Year ended December 31, 2022	% of net revenue from sales and services	Year ended December 31, 2021	% of net revenue from sales and services	Percent change 2022—2021
Continuing operations
Net revenue from sales and services	143,634.7	100%	109,732.8	100%	31%
Cost of products and services sold	(136,276.3)	95%	(104,828.0)	96%	30%
Gross profit	7,358.5	5%	4,904.9	4%	50%
Sales, general and administrative expenses (1)	(3,676.5)	3%	(3,398.2)	3%	8%
Other operating income (expenses), net (2)	(514.5)	0%	96.2	0%	N/A
Gain on disposal of property, plant and equipment and intangible assets	169.3	0%	184.2	0%	(8%))
Operating income before financial result and share of profit (loss) of joint ventures and associates	3,336.8	2%	1,787.0	2%	87%
Share of profit (loss) of joint ventures and associates	12.2	0%	(17.6)	0%	N/A
Financial result, net (3)	(1,469.2)	1%	(762.7)	1%	93%
Income before income and social contribution taxes	1,879.7	1%	1,006.6	0%	87%
Income and social contribution taxes (4)	(341.5)	0%	(188.0)	0%	82%
Net income from continuing operations	1,538.2	1%	818.6	1%	88%
Discontinued operations
Net income from discontinued operations	301.9	N/A	65.3	N/A	363%
Net income for the year	1,840.1	N/A	883.9	N/A	108%
Net income attributable to:
Shareholders of Ultrapar	1,800.8	N/A	850.5	N/A	112%
Non-controlling interests in subsidiaries	39.2	N/A	33.4	N/A	17%

       (1)      Considers both selling and marketing and general and administrative expenses

       (2)      Considers both other operating income and other operating expenses

       (3)      Considers both finance income and finance expenses

       (4)      Considers both current and deferred income and social contribution taxes

Net revenue from sales and services. Ultrapar’s net revenue from sales and services was R$143,634.7 million in 2022, an increase of 31% compared to R$109,732.8 million in 2021, reflecting the higher revenues of Ipiranga, Ultragaz and Ultracargo. In 2022, more than 90% of our consolidated net revenue from sales and services was generated by Ipiranga and Ultragaz. Therefore, the main components of these revenues come from diesel, gasoline, ethanol and LPG sales.

The following table shows the change in net revenue from sales and services for each of our segments:

	2022	2021	Percent change 2022—2021
	(R$ million)
Ultragaz(1)	11,483.4	9,744.7	18%
Ultracargo(1)	867.1	713,1	22%
Ipiranga(1)	131,338.0	99,382.6	32%
abastece aí(1)(2)	N/A	84.7	N/A
Others(2)(3)	(53.8)	(192.3)	(72%	)
Net revenue from sales and services from continuing operations	143,634.7	109,732.8	31%

(1)Financial information relating to Ultragaz, Ultracargo, Ipiranga and abastece aí is presented on an unconsolidated basis and does not reflect elimination of intercompany transactions which is included in “Others”. Accordingly, the sum of individual financial information of Ultrapar’s subsidiaries may not correspond to the consolidated financial information of Ultrapar. See “Presentation of financial information.”

(2)In 2022, Ultrapar has ceased to present abastece aí as a separate segment, due to the small relevance of this business relative to the overall results of the Company and presented such amounts as “Others.”

(3)Includes Ultrapar's holding structure, eliminations of intercompany transactions and other subsidiaries (see “Item 4.C. Information on the Company—Organizational Structure.”)

Ultragaz’s net revenue from sales and services was R$11,483.4 million in 2022, an increase of 18% compared to R$9,744.7 million in 2021, due to the pass throughs of LPG cost increases (see “Item 4.B. Information on the Company—Business overview—Industry and Regulatory Overview—A. Distribution of liquefied petroleum gas—Ultragaz—Prices of LPG") and better sales mix (higher sales to the bulk segment and lower sales to the bottled segment). The volume sold by Ultragaz totaled 1,706 thousand tons in 2022, practically stable in relation to 2021, as a result of a 2% decrease of sales in the bottled segment, due to lower market demand, and the growth of 3% of the bulk segment, mainly due to higher sales for the commercial, services and industries segments.

Ultracargo’s net revenue from sales and services was R$867.1 million in 2022, an increase of 22% compared to R$713.1 million in 2021, due to contractual readjustments and higher m³ sold mainly from the capacity expansions (Itaqui and Vila do Conde). Ultracargo's average static capacity was 955 thousand m³ in 2022, an increase of 9%, as a result of the start-up of operations at the terminal of Vila do Conde in December 2021 and the capacity expansion in Itaqui throughout 2021. The m³ sold totaled 13,589 thousand, mainly due to the start-up of operations in Vila do Conde terminal and the higher handling of fuels in Itaqui.

Ipiranga’s net revenue from sales and services was R$131,338.0 million in 2022, an increase of 32% compared to R$99,382.6 million in 2021, mainly due to the pass throughs of cost increases of oil derivatives and ethanol, in addition to higher sales volume. Ipiranga’s sales volume totaled 23,070 thousand m³, an increase of 3% in 2022 compared to 2021, with a growth of 3% in diesel and 2% in the Otto cycle.

Cost of products and services sold. Ultrapar’s cost of products and services sold was R$136,276.3 million in 2022, an increase of 30% compared to R$104,828.0 million in 2021, due to cost increases at Ipiranga, Ultragaz and Ultracargo, for the reasons discussed below.

The following table shows the change in cost of products and services sold for each of our segments:

	2022	2021	Percent change 2022—2021
	(R$ million)
Ultragaz(1)	9,446.4	8,626.3	10%
Ultracargo(1)	340.6	285.4	19%
Ipiranga(1)	126,569.5	96,110.4	32%
abastece aí(1)(2)	N/A	−	N/A
Others(2)(3)	(80.2)	(192.2)	(59%	)
Costs of products and services sold from continuing operations	136,276.3	104,828.0	30%

(1)

Financial information relating to Ultragaz, Ultracargo, Ipiranga and abastece aí is presented on an unconsolidated basis and does not reflect elimination of intercompany transactions which is included in “Others”. Accordingly, the sum of individual financial information of Ultrapar’s subsidiaries may not correspond to the consolidated financial information of Ultrapar. See “Presentation of financial information.”

(2)	In 2022, Ultrapar has ceased to present abastece aí as a separate segment, due to the small relevance of this business relative to the overall results of the Company and presented such amounts as “Others.”
(3)	Includes Ultrapar's holding structure, eliminations of intercompany transactions and other subsidiaries (see “Item 4.C. Information on the Company—Organizational Structure.”)

Ultragaz’s cost of products and services sold was R$9,446.4 million in 2022, an increase of 10% compared to R$8,626.3 million in 2021, due to the readjustments of LPG costs carried out by Petrobras, higher costs with freight (due to an increase in the price of diesel), personnel (due to collective bargaining agreements) and inputs (as a result of inflation), partially offset by the positive effect of the recognition of PIS and COFINS credits related to the Supplementary Law No. 192/22 in the amount of R$333.4 million in 2022.

Ultracargo’s cost of products and services sold was R$340.6 million in 2022, an increase of 19% compared to R$285.4 million in 2021, of which about 63% of the increase refers to costs and depreciation of the Vila do Conde terminal (which operations started in December 2021), while the remainder comes from higher depreciation, due to capacity expansions in Itaqui and investments made in the last two years, along with the effect of inflation on personnel and inputs.

Ipiranga’s cost of products and services sold was R$126,569.5 million in 2022, an increase of 32% compared to R$96,110.4 million in 2021, due to increased costs of oil derivatives and ethanol arising from the increase in international prices in the last two years, and to higher sales volume, partially offset by the positive effect of the recognition of PIS and COFINS credits related to the Supplementary Law No. 192/22 in the amount of R$638.0 million in 2022.

For more information on the PIS and COFINS credits related to the Supplementary Law No. 192/22, see Note 8.a.2 to our Consolidated Financial Statements.

Gross profit. For the reasons described above, Ultrapar’s gross profit was R$7,358.4 million in 2022, an increase of 50% compared to R$4,904.9 million in 2021. Ipiranga’s gross profit was R$4,768.5 million in 2022, an increase of 46% compared to R$3,272.2 million in 2021. Ultragaz’s gross profit was R$2,037.0 million in 2022, an increase of 82% compared to R$1,118.3 million in 2021. Ultracargo’s gross profit was R$526.5 million in 2022, an increase of 23% compared to R$427.7 million in 2021.

Sales, general and administrative expenses. Ultrapar’s sales, general and administrative (“SG&A”) expenses were R$3,676.5 million in 2022, an increase of 8% compared to R$3,398.2 million in 2021, due to the inflationary impact in 2022 and specific effects in each of the businesses.

The following table shows the changes in SG&A expenses for each of our segments:

	2022	2021	Percent change 2022—2021
	(R$ million)
Ultragaz(1)	833.4	661.2	26%
Ultracargo(1)	146.9	136.3	8%
Ipiranga(1)	2,381.4	2,232.3	7%
abastece(1)(2)	N/A	184.9	N/A
Others(2)(3)	314.8	183.6	71%
SG&A from continuing operations	3,676.5	3,398.2	8%

(1)

Financial information relating to Ultragaz, Ultracargo, Ipiranga and abastece aí is presented on an unconsolidated basis and does not reflect elimination of intercompany transactions which is included in “Others”. Accordingly, the sum of individual financial information of Ultrapar’s subsidiaries may not correspond to the consolidated financial information of Ultrapar. See “Presentation of financial information.”

(2)	In 2022, Ultrapar has ceased to present abastece aí as a separate segment, due to the small relevance of this business relative to the overall results of the Company and presented such amounts as “Others.”
(3)	Includes Ultrapar's holding structure, eliminations of intercompany transactions and other subsidiaries (see “Item 4.C. Information on the Company—Organizational Structure.”)

Ultragaz’s SG&A expenses were R$833.4 million in 2022, an increase of 26% compared to R$661.2 million in 2021, due to higher personnel expenses (mainly as a result of higher variable compensation, in line with the progression of results, and collective bargaining agreement), freight and higher sales commissions.

Ultracargo’s SG&A expenses were R$146.9 million in 2022, an increase of 8% compared to R$136.3 million in 2021, resulting from higher personnel expenses (mainly as a result of higher variable compensation, in line with the progression of results, and collective bargaining agreement), partially offset by productivity and efficiency gains.

Ipiranga’s SG&A expenses were R$2,381.4 million in 2022, an increase of 7% compared to R$2,232.3 million in 2021, resulting from higher personnel expenses (mainly as a result of higher variable compensation, in line with the progression of results, and collective bargaining agreement), freight (due to an increase in diesel prices and higher sales volume) and AmPm's company-operated stores, partially offset by credits related to a gain resulting from the sale of receivables from an action for damages.

Other operating income (expenses), net. Other operating income (expenses), net was R$514.5 million expense in 2022, an increase of expenses of R$610.7 million compared to a R$96.2 million other operating income in 2021, reflecting an increase of R$477.3 million in expenses with CBios and the lower constitution of extemporaneous tax credits in the amount of R$131.4 million, both effects at Ipiranga.

Gain on disposal of property, plant and equipment and intangible assets. Ultrapar’s income from disposal of assets was R$169.3 million in 2022, a decrease of 8% compared to R$184.2 million in 2021, mainly due to the capital gain from the sale of ConectCar of R$76.5 million in 2021, partially offset by the higher result with the sale of real estate assets at Ipiranga.

Operating income before financial result and share of profit (loss) of joint ventures and associates. For the reasons described above, Ultrapar’s operating income before financial result and share of profit (loss) of joint ventures and associates was R$3,336.8 million in 2022, an increase of 87% compared to R$1,787.0 million in 2021.

Ultragaz’s operating income before financial result and share of profit (loss) of joint-venture and of associates was R$1,208.5 million in 2022, an increase of 157% compared to R$470.3 million in 2021, mainly due to higher gross profit, partially offset by higher expenses. Ultracargo’s operating income before financial result and share of profit (loss) of joint-ventures and associates was R$382.1 million in 2022, an increase of 30% compared to R$293.6 million in 2021, mainly due to higher gross profit. Ipiranga’s operating income before financial result and share of profit (loss) of joint-ventures and associates was R$2,029.8 million in 2022, an increase of 56% compared to R$1,298.4 million in 2021, mainly due to higher gross profit, partially offset by higher expenses and lower other operating income, net.

Financial result, net. Ultrapar recognized a net financial expense of R$1,469.2 million in 2022, an increase of 93% compared to a net financial expense of R$762.7 million in 2021, mainly reflecting (i) higher DI rate, despite the lower average balance and lower cost , as a percentage of DI, of Net Debt (representing the sum of Gross Debt and leases payable minus cash, cash equivalents, financial investments and derivative financial instruments), and (ii) higher expenses from the fair value of hedges, due to the increase in interest curves and exchange rates throughout the year. For the reconciliation of Gross Debt and Net Debt, see “Item 4.B. Information on the Company—Business overview—Key financial information.”

Income and social contribution taxes. Ultrapar’s income and social contribution taxes were R$341.5 million in 2022, an increase of 82% compared to R$188.0 million in 2021, mainly due to higher operating income, partially offset by higher net financial expenses. The effective income and social contribution tax rate was 18.2% in 2022, roughly stable when compared to the 18.7% tax rate in 2021.

Net income from continuing operations. Net income from continuing operations was R$1,538.2 million in 2022, an increase of 88% compared to R$818.6 million in 2021, mainly due to higher operating income, despite the increase in net financial expenses and in depreciation and amortization costs and expenses.

Net income from discontinued operations. Net income from discontinued operations was R$301.9 million in 2022, an increase of R$236.6 million, compared to R$65.3 million in 2021, mainly due to the negative effect of the impairment of R$427.5 million at Extrafarma in 2021, partially offset by the closing of the sales of Oxiteno and Extrafarma throughout 2022. Net income from discontinued operations for the year ended December 31, 2022 considers the results of Oxiteno from January to March 2022, and the results of Extrafarma from January to July 2022.

Net income for the year. As a result of the foregoing, Ultrapar’s net income was R$1,840.1 million in 2022, an increase of 108% compared to R$883.9 million in 2021.

Year ended December 31, 2021, compared to the year ended December 31, 2020.

For a discussion of our results of operations for the year ended December 31, 2021 compared to the year ended December 31, 2020, see “Item 5. Operating and financial review and prospects—A. Operating results—Results of operations—Year ended December 31, 2021 compared to year ended December 31, 2020” of our Form 20-F for the year ended December 31, 2021, filed with the SEC on May 10, 2022.

B.    Liquidity and capital resources

Sources and uses of funds

Our principal sources of liquidity derive from (i) cash, cash equivalents and financial investments, (ii) cash generated from operations and (iii) financings. In addition to these sources of liquidity, as of December 31, 2022, Ultrapar had yet to receive US$150.0 million and R$365.4 million as a result of the sales of Oxiteno and Extrafarma, respectively. The residual payment of US$150.0 million in connection with the sale of Oxiteno will be paid in a single installment due in April 2024, without embedded interest. No exchange hedge was contracted to protect against the U.S. dollar fluctuation for this installment. The residual payment of R$365.4 million in connection with the sale of Extrafarma will be paid in two installments of R$182.7 million in August 2023 and August 2024, respectively. These installments are adjusted annually by DI + 0.5%. The present value of the pending installments from Oxiteno and Extrafarma are represented as “Trade receivables – sale of subsidiaries” on the balance sheet of our Consolidated Financial Statements.

Our material cash requirements have included the following:

  Working capital;
  Capital expenditures;
  Amortization of debts; and
  Payment of dividends.

Discussion of contractual obligations

The table below presents a summary of financial liabilities and leases payable as of December 31, 2022 by the Company and its subsidiaries, listed by maturity. The amounts disclosed in this table are the contractual undiscounted cash flows, and, therefore, these amounts may be different from the amounts disclosed in the statement of financial position.

R$ million	Total	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
Loans including future contractual interest	13,960.9	3,744.3	2,524.3	2,993.2	4,699.2
Derivative instruments	2,292.6	584.7	725.7	648.2	334.0
Trade payables	7,377.8	7,377.8	-	-	-
Leases payable	2,404.1	343.8	596.6	374.5	1,089.3
Financial liabilities of customers	551.6	184.2	354.4	13.0	-

Ultrapar has resources to meet its short-term and long-term cash requirements through a combination of cash, cash equivalents and financial investments (R$6,585.0 as of December 31, 2022), cash generated from operating activities (see “− Cash flows”) and cash generated by financing activities (including new debt financing and the refinancing of some of our indebtedness as it becomes due). We believe that our sources of liquidity are sufficient to meet our short-term and long-term cash requirements going forward. In addition, we do not believe that the absence of cash flow from discontinued operations should cause any material effects in our liquidity or indebtedness.

Cash flows

Net cash provided by operating activities

Net cash provided by operating activities from continuing operations was R$1,974.1 million in 2022, R$370.7 million higher than that of 2021, due to a higher operating result, partially offset by higher investments in working capital, as a result of higher fuels costs. Net cash provided by operating activities from continuing operations was R$1,603.4 million in 2021, R$660.6 million lower than that of 2020, due to higher fuels and LPG costs.

Net cash provided by (consumed by) investing activities

In 2022, net cash provided by investing activities from continuing operations was R$8,123.3 million, an increase of R$7,240.4 million compared to 2021, mainly due the conclusion of the divestments of Oxiteno and Extrafarma in April and August 2022, respectively. In 2021, net cash provided by investing activities from continuing operations was R$882.9 million, an increase of R$2,531.9 million compared to 2020. Of this increase in net cash provided by investing activities from continuing operations, R$2,732.8 million resulted from the net redemptions of financial investments, partially offset by the investment of R$201.1 million in addition to property, plant and equipment and intangible assets, net of disposals.

Net cash provided by (consumed by) financing activities

In 2022, net cash consumed by financing activities from continuing operations was R$6,731.7 million, R$3,929.1 million higher than that of 2021, due to the repurchase of notes in the foreign market, payment of certain indebtedness at maturity in 2022 and the increase in interest payments, due to the higher DI rate in the period. In 2021, net cash consumed by financing activities from continuing operations was R$2,802.6 million, R$3,129.9 million lower than that of 2020, mainly due to higher preventive fundraising carried out in 2020 because of the Covid-19 pandemic in Brazil, management initiatives on indebtedness — such as paying in advance those debts with a higher cost, thus reducing the effects with loading costs —, and the higher payment of dividends in 2021, which were retained in 2020.

Cash and cash equivalents

Accordingly, cash and cash equivalents totaled R$5,621.8 million, R$2,280.1 million and R$2,661.5 million as of December 31, 2022, 2021 and 2020, respectively.

As of December 31, 2022, we had R$6,142.1 million in cash, cash equivalents, financial investments and derivative financial instruments in current assets (short-term) whereas our consolidated debt due from January 1 to December 31, 2023, totaled R$3,744.3 million, including estimated interest payments on loans.

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

Consolidated debt

Our consolidated short and long-term debt was as follows:

Consolidated debt (in millions of Reais)	Currency	Interest rate(1)	Principal amount of outstanding and accrued interest through December 31,
			2022	2021
Foreign currency – denominated loans:			5,190.2	8,832.8
Notes in the foreign market	US$	5.3%	3,973.8	7,821.4
Foreign loan	US$	4.2%	1,161.8	735.4
Foreign loan	EU$	2.9%	54.5	—
Foreign loan	US$	LIBOR (2) + 1.0%	—	275.9
Reais – denominated loans:			6,035.9	7,347.7
Debentures – CRA – 5th, 7th, 8th, 10th and 11th issuances Ipiranga	R$	IPCA (3) + 5.1%	3,011.5	1,940.2
Debentures – 6th issuance – Ultrapar	R$	105.3% of DI	1,800.2	1,764.2
Debentures – CRA – 5th, 7th and 8th issuances Ipiranga	R$	97.5% of DI	660.5	2,063.8
Debentures – 2nd public issuance Ultracargo Logística and 1st issuance Tequimar Vila do Conde	R$	IPCA (3) + 4.1%	482.2	466.1
Debentures – 1st public issuance Ultracargo Logística	R$	6,5%	81.5	80.9
Debentures – 4th and 6th public issuances Ipiranga	R$	105.0% of DI	—	771.5
Banco do Brasil – floating rate	R$	110.9% of DI	—	204.8
Bank Credit Bill	R$	DI + 2.0%	—	51.2
Financial institutions	R$		—	4.6
FINEP – Research and Projects Financing	R$	TJLP (4) - 1.5%	—	0.3
Total loans			11,226.0	16,180.5
Unrealized losses on swaps transactions			524.3	197.2
Total			11,750.4	16,377.6

(1)	Interest rate as of December 31, 2022.
(2)	LIBOR = London Interbank Offered Rate.
(3)	IPCA = Extended National Consumer Price Index.
(4)	TJLP (Long-Term Interest Rate) = set by the National Monetary Council, TJLP is the basic financing cost of FINEP for agreements entered into before 2020. On December 31, 2022, TJLP was fixed at 7.20% p.a.

For more information on the composition of, changes and maturity of our consolidated debt, see Note 17.a to our Consolidated Financial Statements.

The transaction costs and issuance premiums associated with our fundraising are included as part of our financial liabilities. See Note 17.b to our Consolidated Financial Statements for more information.

Ultrapar contracted hedging instruments against foreign currency exchange and interest rate variations for a portion of its indebtedness. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” and Note 31 to our Consolidated Financial Statements for more information.

Guarantees

The financing does not have collateral as of December 31, 2022 and December 31, 2021 and has guarantees and promissory notes in the amount of R$9.4 billion as of December 31, 2022 (R$14.2 billion as of December 31, 2021). For more information about our guarantees, see Note 17.c to our Consolidated Financial Statements.

Notes in the foreign market

As of December 31, 2022, Ultrapar had R$4.0 billion of debt relating to the issuance of notes in the foreign market, recorded at fair value, all issued by Ultrapar International. For more information about our notes in the foreign market, see Note 17.d to our Consolidated Financial Statements.

Foreign loans

As of December 31, 2022, Ultrapar had R$1.2 billion of debt relating to foreign loans, recorded at fair value, all issued by Ipiranga, Ultragaz and Iconic. For more information about our foreign loans, see Note 17.e to our Consolidated Financial Statements.

 Debentures

As of December 31, 2022, Ultrapar had R$6.0 billion of debt relating to the issuance of debentures, recorded at fair value. Of this sum, R$3.7 billion, R$1.8 billion and R$0.6 billion was due by Ipiranga, Ultrapar and Ultracargo, respectively. For more information about our debenture’s issuances, see Note 17.g to our Consolidated Financial Statements.

For more information about our debt profile, hedge derivative, risks, and financial instruments, see Notes 17 and 31 to our Consolidated Financial Statements.

Leases payable

As of December 31, 2022, Ultrapar had R$1.5 billion of leases payable. For more information about our leases payable, see Note 14.b to our Consolidated Financial Statements.

 Capital expenditures and other investments

The following table shows our capital expenditures and other investments, for the years ended December 31, 2022, 2021 and 2020:

	Year ended December 31,
	2022	2021	2020
				(in millions of Reais)
Acquisition of property, plant and equipment	929.2	1,028.4	750.6
Acquisition of intangible assets	277.6	237.5	154.5
(+) Payments of contractual assets with costumers – exclusively rights	710.9	420.3	356.0
(+) Direct costs of right-of-use assets	48.4	43.6	-
(+) Capital increase in associates and joint ventures	28.0	25.7	28.8
(+) Initial direct costs of right-of-use assets	12.1	14.9	-
(−) Capital increase in ConectCar	-	(15.0)	(20.0)
(−) Drawdowns of financing to clients, net of receipts	(22.3)	(32.0)	132.5
(−) Proceeds from disposal of property, plant, and equipment and intangibles	(228.8)	(162.8)	(154.7)
Total capital expenditures and other investments	1,755.4	1,560.6	1,247.8
Ultragaz	354.5	354.3	282.4
Ultracargo	229.5	358.0	214.8
Ipiranga	1,129.9	806.7	688.2
Others	41.4	41.6	62.4

In 2022, Ultrapar's capital expenditures and other investments, net of divestments and receipts, totaled R$1.8 billion, a 12% increase when compared to 2021, mainly due to higher investments in Ipiranga, partially offset by lower investments in Ultracargo.

  Ultragaz invested R$354.5 million in 2022, directed mainly to the acquisition and replacement of bottles, equipment installed at new customers in the bulk segment and maintenance of existing operations.
  Ultracargo invested R$229.5 million in 2022, directed towards projects to gain efficiency, maintenance and operational safety of the terminals and the grant of the Vila do Conde terminal.
  Ipiranga invested R$1,129.9 million in 2022, aimed at expanding and maintaining Ipiranga’s service stations and franchises networks and logistics infrastructure. Of the total invested, R$441.3 million refer to property, plant and equipment and additions to intangible assets and R$710.9 million to assets from contracts with customers (exclusive rights). These amounts were offset by R$22.3 million from the receipt of properties sold on a financed basis, net of releases of financing to customers.
88

Ultrapar’s investment plan for 2023 totals R$2.2 billion (net of disposals and excluding mergers and acquisitions), an amount greater than that invested in the last five years.

  Ultragaz is planning to invest R$427.7 million, R$190.1 million of which will be invested in the expansion of its operations and R$237.6 million in maintenance and other investments in upkeep. Expansion investments are mainly focused on continuously capturing new customers in the bulk segment, on revitalizing and opening points of sale, and on projects related to optimizing storage infrastructure and to energy diversification. The portion focused on maintenance will be directed to the sustaining of the business and includes mainly investments in maintenance of assets, safety and the renovation and remodeling of points of sale.
  Ultracargo is planning to invest R$317.3 million, of which R$204.4 million will be invested in the expansion of its operations and R$112.9 million in maintenance and other investments in upkeep. The expansion investments will be focused on continuing the expansion of the IQI13 area in the Itaqui port (concession granted in 2021), on the grant of the Vila do Conde terminal, and on the acquisition of land for the construction of a railway branch in Santos. The portion focused on maintenance will be directed to the sustaining of the business and includes mainly investments in maintenance of assets and safety.
  Ipiranga is planning to invest R$1,376.3 million, of which R$585.0 million will be invested in the expansion of its operations and R$791.3 million in maintenance and other investments in upkeep. Expansion investments will mainly be directed to the branding of service stations with higher levels of throughput and, to a lesser extent, the expansion of capacity and logistics infrastructure on existing bases. The portion focused on maintenance will be directed to the sustaining of the business and includes mainly investments in maintenance of assets, safety and information technology.

C.   Research and development, trademarks and patents

Research and development

Our main research and development activities for the fiscal years ended December 31, 2022, 2021 and 2020 concentrate in the following actions:

Ultragaz carried out a wide range of research and development activities, mainly related to new applications and services for LPG, internet of things and artificial intelligence applied to LPG metering, and new customer relationship channels, such as vending machines for LPG cylinders, called Ultragaz 24h, which operate 24/7 and accept many payment methods. Ultragaz’s investments in research and development have resulted in the introduction of more than 20 new products in different segments. Ultragaz has also expanded LPG uses portfolio to agribusiness, with a solution for grain and seed drying, increasing its productivity.

In 2022, Ipiranga restructured its research and development department, which received higher investment compared to 2021. The goal of this department is to build a portfolio of high-quality products and solutions that are valued and recognized by the market, aligned with Ipiranga’s differentiation strategy. In September 2022, Ipiranga held its first Innovation Day, in partnership with companies such as Bosch, Mahle, ThyssenKrupp and Petrobras, to discuss trends on the future of mobility.

Trademarks and patents

Ipiranga and its subsidiaries owns registrations for the trademarks used in its distribution business, such as Ipiranga, AmPm, Jet Oil, Clube VIP Ipiranga, Clube do Milhão Ipiranga, Posto 24 horas, Atlantic, Gasolina Original Ipiranga (Original Ipiranga Gasoline), “AmPm Estação”, among several others. The 10-year period of validity of the registrations for these trademarks will expire between 2023 and 2033.

The other Company’s subsidiaries also own registrations and applications for its main trademarks, such as (i) Ultragaz, Ultragaz Ultrasystem and Brasilgás trademarks for the activities of Ultragaz, (ii) Ultracargo and Ultradata for the activities of Ultracargo, and (iii) Km de Vantagens and abastece aí for the activities of abastece aí. The 10-year period of validity of the registrations for these trademarks will expire between 2023 and 2033.

D.   Trend information

We believe that the following significant market trends are the most important trends affecting our results of operations, and we believe this will continue to have a material impact on our results of operations in the future.

LPG business

Any sharp fluctuation in LPG prices may impact on Ultragaz’s results if the company is unable to pass through the costs or if the sales volume is impacted by higher prices. In addition, LPG bulk sales are correlated to economic growth and thus, an acceleration or deceleration in Brazilian GDP growth can affect Ultragaz’s total sales volume. For more information on LPG prices see “Item 4.B. Information on the Company—Business overview—Industry and regulatory overview—A. Distribution of liquefied petroleum gas—Ultragaz—Prices of LPG.”

In 2021, the exchange rate in Brazil remained mostly at the same level of the beginning of the year, between R$/US$5.40 and R$/US$5.60, so the volatility observed during 2021 can be attributed mainly to international LPG prices. In the first quarter, international prices fell, following the seasonality of the product. After that, just like most commodities prices worldwide, LPG prices increased to the highest levels since 2014. Petrobras followed that trend and adjusted LPG prices several times in 2021, the last of which happened in October.

In 2022, the conflict between Russia and Ukraine has increased volatility in oil prices, mainly in the first semester, with a direct impact on LPG international prices. As a result, Petrobras announced an adjustment to the LPG price in March 2022. In the second semester of 2022, the international oil prices dropped, mainly due to the drop in the oil demand caused by the decrease in the world’s economic activity. As a result, in September, November and December of 2022, Petrobras made new adjustments to the LPG prices, reducing them.

According to ANP data, as of December 31, 2022, the total sales volume of LPG decreased 1% compared to 2021, with a decrease of 2% in the bottled segment and an increase of 3% in the bulk segment.

Fuel distribution business

The volume of gasoline and ethanol sold is mainly influenced by the circulating fleet of light vehicles which, according to ANFAVEA, registered approximately 2.0 million of new vehicles licensed in Brazil in 2022. The volume of diesel sold is correlated with the performance of the Brazilian economy, particularly in the agricultural and consumer goods segments. The increase in fuels consumption can positively affect the volume sold by Ipiranga and its results. According to ANP data, the fuel distribution market (which comprises gasoline, ethanol, and diesel) grew by 3% compared to 2021, with an increase of 4% in gasoline and ethanol and 2% in diesel.

E.       Critical Accounting Estimates

The preparation of the Company’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue, and expenses at the end of the reporting period. Actual results may differ from these estimates. Therefore, the Company and subsidiaries’ management use the best information available at the date of preparation of the financial statements, as well as the experience of past and current events, also considering assumptions regarding future events. The estimates and assumptions are reviewed periodically. Such estimates and underlying assumptions are reviewed on an ongoing basis and changes are recognized in the period in which the estimates are revised and in any future periods affected. Our financial statements are presented in IFRS as issued by the IASB. For summary information see Note 2 to our consolidated financial statements.

The following accounting estimates were applied by management in 2022 and were considered critical:

Impairment of non-current assets

The Company and its subsidiaries review in every reporting period the existence of any indication that an asset may be impaired. To intangible assets with indefinite useful life the review is done annually or more frequently when there is indication that such assets might be impaired. If there is an indication of devaluation the Company and its subsidiaries estimate the recoverable amount of the asset. Assets that cannot be evaluated individually are grouped in the smallest group of assets that generate cash inflow from continuous use and that are largely independent of cash flows of other assets (cash generating units, “CGU”). The recoverable amount of assets or CGUs corresponds to the greater of their fair value net of applicable direct selling expenses and their value in use.

The fair value less costs to sell is determined by the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date, net of costs of removing the asset, and direct incremental costs to bring an asset into condition for its sale, legal costs, and taxes.

To assess the value in use, the projections of future cash flows, trends, and outlooks, as well as the effects of obsolescence, demand, competition, and other economic factors were considered. Such cash flows are discounted to their present values using the discount rate before tax that reflects market conditions for the period of impairment testing and the specific risks of the asset or CGU being evaluated. In cases where the expected discounted future cash flows are less than their carrying amount, an impairment loss is recognized for the amount by which the carrying value exceeds the fair value of these assets. Losses for impairment of assets are recognized in profit or loss. In case goodwill has been allocated to a CGU, the recognized losses are first allocated to reduce the corresponding goodwill. If the goodwill is not enough to absorb such losses, the surplus is allocated to the assets on a pro-rata basis. An impairment of goodwill cannot be reversed. For other assets, impairment losses are reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if the impairment had not been recognized.

A reasonably possible change in the most significant assumptions used for the determination of the value in use for the cash generating units would not lead to an impairment loss.

For more details about the judgments, uncertainties related to the assumptions and estimates, and the management analyzes of impacts on the financial statements, see Notes 2.u.2, 2.v and 16.a to our Consolidated Financial Statements.

Recognition of tax credits

The accounting policy applied by the Company considers relevant estimates and judgments for the tax credits recognition and for estimating its recovery. The tax credits are recorded only when management has elements that guarantee (i) that the credit is a legal right; (ii) the amount could be estimated with sufficient reliability to enable it to be compensated or refunded; and (iii) the amounts is recoverable through either offsetting with other tax credits or a tax refund. In cases where the recovery of the asset is not probable, or the amount cannot be reliably measured, the amounts are not recognized, or a provision is recorded.

For more details about the judgments, uncertainties related to the assumptions and estimates, and the management analyzes of impacts on the financial statements, see Notes 2.u.2, 2.z and 8.a.2 to our Consolidated Financial Statements.

Provisions for tax, civil, and labor risks

A provision for tax, civil and labor risks is recognized for quantifiable risks, when the chance of loss is probable in the opinion of management supported by internal and external legal counsel, and the amounts are recognized based on the evaluation of the outcomes of the legal proceedings.

Provisions for tax, civil and labor risks are estimated based on the judgment of the management of the Company, supplemented by the experience of similar transactions, evaluation of available evidence, applicable laws, available jurisprudence and, in some cases, reports from independent experts. The risks and uncertainties that inevitably surround many events and circumstances are considered in reaching the best estimate of a provision.

Management's assessment of our exposure to tax, civil and labor risks may change as new developments occur or as new information becomes available.

For more details about the judgments, uncertainties related to the assumptions and estimates, and the management analyzes of impacts on the financial statements, see Notes 2.u.2, 2.p and 23 to our Consolidated Financial Statements.

Realization of deferred tax assets

In order to evaluate the realization of deferred tax assets, we consider the taxable income projections from business plans of each segment of the Company, which indicates trends and perspectives, demand effects, competition and other economic factors, and that represent the management’s best estimate about the economic conditions existing during the period of realization of the deferred tax asset were taken into account. The main key assumptions used to calculate the realization of deferred tax assets are: growth in Gross Domestic Product (“GDP”), exchange rate, basic interest rate (SELIC) and DI, inflation rate, commodity price index, among others.

For more details about the judgments, uncertainties related to the assumptions and estimates, and the management analyzes of impacts on the financial statements, see Notes 2.u.2, 2.n and 10 to our Consolidated Financial Statements.

Business combination

A business combination is accounted for applying the acquisition method. The cost of the acquisition is measured based on the consideration transferred and to be transferred, measured at fair value at the acquisition date. The non-controlling interest in the acquired company is measured based on its interest in net assets identified in the acquired company. Goodwill is measured as the excess of the consideration transferred and to be transferred over the fair value of net assets acquired (identifiable assets and liabilities assumed, net). After the initial recognition, goodwill is measured at cost less any accumulated impairment losses. For impairment testing purposes, goodwill is allocated to the Company’s operating segments. When the cost of the acquisition is lower than the fair value of net assets acquired, a gain is recognized directly in the statement of income. Costs related to the acquisitions are recorded in the statement of income when incurred. For more details about the judgments, uncertainties related to the assumptions and estimates, and the management analyzes of impacts on the financial statements, as well as the sensitivity analysis of the contingent consideration, see Note 33 to our Consolidated Financial Statements.

For more information about our critical accounting estimates, see Note 2.u.2 to our Consolidated Financial Statements.

ITEM 6.              DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.      Directors and senior management

The following table lists the members of our Board of Directors and senior management as of the date of this annual report:

Name	Position	Years with the Company	Age
Board of Directors
Jorge Marques de Toledo Camargo	Chairman	8	68
Marcos Marinho Lutz(2)	Vice-Chairman	9	53
Ana Paula Vitali Janes Vescovi	Director	4	54
Fabio Venturelli (¹)	Director	-	57
Flávia Buarque de Almeida	Director	4	55
Francisco de Sá Neto (¹)	Director	-	57
José Mauricio Pereira Coelho	Director	8	56
Marcelo Faria de Lima (¹)	Director	-	61
Peter Paul Lorenço Estermann (¹)	Director	-	65
Executive Officers
Marcos Marinho Lutz (²)	Chief Executive Officer, Ultrapar	9	53
Rodrigo de Almeida Pizzinatto	Chief Financial and Investor Relations Officer, Ultrapar	23	46
Décio de Sampaio Amaral	Officer, Ultracargo	3	53
Leonardo Remião Linden	Officer, Ipiranga	5	57
Tabajara Bertelli Costa	Officer, Ultragaz	27	51

(1)	Members of the Board of Directors elected for their first term at the Annual and Extraordinary General Shareholders’ Meeting held in April 2023.
(2)	Mr. Lutz was re-elected as Chief Executive Officer of Ultrapar and was elected as the Vice-Chairman of the Board of Directors of the Company at the Annual and Extraordinary General Shareholders’ Meeting held in April 2023. Mr. Lutz was a member of the Board of Directors until December 2021 and took office as Chief Executive Office in January 2022. Mr. Lutz has also served as Ultracargo’s Officer from 2001 to 2003 and held different positions at Ultracargo from 1994 to 1999.
92

Summarized below is information regarding the business experience, areas of experience and principal outside business interest of the current members of our Board of Directors and our senior management.

Board of Directors

Ana Paula Vitali Janes Vescovi. Ms. Vescovi joined Ultrapar in July 2019 as a member of the Board of Directors and the Audit and Risks Committee (as a coordinator from 2021 to 2023). In 2019, Ms. Vescovi became head of macroeconomics at Banco Santander (Brasil) S.A. Ms. Vescovi was the Chairwoman of the Board of Directors of Caixa Econômica Federal from 2017 to 2018. Ms. Vescovi was also secretary of the National Treasury in the Ministry of Finance of the Federative Republic of Brazil from 2016 to 2018 and executive secretary of the Ministry of Finance in 2018. Ms. Vescovi was member of the Board of Directors of IRB – Brasil Resseguros S.A. from 2016 to 2018. She received a degree in economics from Federal University of Espírito Santo in 1990, a master’s degree in economics from the FGV in 1992 and a master’s degree in public policies from the University of Brasília in 2001.

Fabio Venturelli. Mr. Venturelli joined Ultrapar in April 2023 as a member of the Board of Directors and the Strategy Committee. Since 2007, Mr. Venturelli has served as Chief Executive Officer at São Martinho S.A., Bioenergética São Martinho S.A., Bioenergética Santa Cruz S.A., Bioenergética Boa Vista S.A., Bioenergética São Martinho Ltda, São Martinho Logística e Participações S.A., São Martinho Inova S.A., São Martinho Terras Agrícolas S.A. and São Martinho Terras Imobiliárias S.A. Mr. Venturelli has also been a member of the Board of Directors of CTC Centro de Tecnologia Canavieira S.A. since 2015. He served as a member of the Board of Directors at Braskem from 2018 to 2020. Mr Venturelli graduated in production engineering from the University of São Paulo and executive education from the Insead of Fontainebleau at France.

Flávia Buarque de Almeida. Ms. Buarque de Almeida joined Ultrapar in April 2019 as a member of the Board of Directors and was a member of the Strategy Committee until 2023. Currently, she also serves as the coordinator of Ultrapar’s People Committee. She has been a partner at Península Capital S.A. since 2013, Officer from 2013 to 2019, and Chief Executive Officer and member of the Board of Directors since 2019. Ms. Buarque de Almeida has been member of the Board of Directors of O3 Gestão de Recursos Ltda since 2021, where she also served as Officer from 2017 to 2021. She has also been a member of the Board of Directors of Groupe Carrefour since 2017 and W2W E-Commerce de Vinhos S.A. since 2016. Ms. Buarque de Almeida was a member of the Board of Directors of Vitamina Chile S.P.A. from 2019 to 2022, BRF S.A. from 2017 to 2022, and served as Officer at GAEC Educação S.A. from 2014 to 2018. She received a degree in business administration from the FGV in 1989 and holds an MBA from the Harvard Business School in 1994, in addition to extension courses from the Kellogg Graduate School of Management (Northwestern University), Insead and Harvard.

Francisco de Sá Neto. Mr. Neto joined Ultrapar in April 2023 as a member of the Board of Directors and the People Committee. Currently, he is also a member of the Board of Directors at Votorantim Cimentos S.A. and has been a partner at E2F Participações S.A. since 2018. He graduated in civil engineering from the Federal University of Bahia and obtained a master’s degree in finance and organizational behavior from the University of California of Berkeley.

Jorge Marques de Toledo Camargo. Mr. Camargo joined Ultrapar in April 2015 as a member of the Board of Directors and has been a member of the Strategy Committee since 2019 (as a coordinator since 2023), and was a member of the Audit and Risks Committee from 2021 to 2023. Since April 2023, Mr. Camargo has been the Chairman of Ultrapar’s Board of Directors. Mr. Camargo has been a member of the Board of Directors and coordinator of the People, Sustainability and Governance Committee at Vast Infraestrutura S.A. since 2020. He has also been member of the Board of Directors, Strategy Committee and coordinator of the People, Integrity and Sustainability Committee of Prumo Logística S.A. since 2014 and is also a member of the Board of Trustees of Centro Brasileiro de Relações Internacionais (CEBRI). Mr. Camargo served as Chief Executive Officer of IBP from 2015 to 2018 and has been a member of its Board of Directors since 2010. He was also a senior advisor at McKinsey & Comp., Inc. from 2012 to 2019. Mr. Camargo was a member of the Board of Directors of Odebrecht from 2018 to 2019, and a member of Nexans’ Strategic Advisory Board from 2014 to 2018. He graduated in geology from the University of Brasilia and obtained a master’s degree in geophysics from the University of Texas.

José Mauricio Pereira Coelho. Mr. Coelho joined Ultrapar in April 2015 as a member of the Board of Directors and, since 2019, has been a member of the Audit and Risks Committee, where he has served as coordinator since 2023. He was the Chairman of the Board of Directors of Vale S.A, a position he held from 2019 to 2021, Chief Executive Officer of Previ (Caixa de Previdência dos Funcionários do Banco do Brasil) from 2018 to 2021 and Chairman of the Deliberative Council of ABRAPP (Associação Brasileira das Entidades Fechadas de Previdência Complementar) from 2018 to 2021. He was also a member of the Board of Directors from 2015 to 2018 and Chief Executive Officer from 2017 to 2018 of BB Seguridade Participações. Mr. Coelho served as a member of the Board of Directors of Instituto Brasileiro de Resseguros from 2017 to 2019, Confederação Nacional das Empresas de Seguros Gerais, Mapfre BB SH2 Participações S.A., BB Mapfre SH1 Participações S.A. and Brasilprev Seguros e Previdência S.A. from 2017 to 2018. He obtained a degree in accounting from the Unigranrio University in Rio de Janeiro in 1990 and an MBA in finance and capital markets, with specialization in corporate governance from the FGV in Rio de Janeiro.

Marcelo Faria de Lima. Mr. Lima joined Ultrapar in April 2023 as a member of the Board of Directors and the Audit and Risks Committee. He has also served as the Chairman of the Board of Directors of Kilmasan Klima Sanayl ve Ticaret AS since 2009, of Metalfrio Solutions S.A. since 2004 and of Restoque Comércio e Confecção de Roupas S.A. since 2008. He received a degree in economics from the Pontifical Catholic University of Rio de Janeiro.

Marcos Marinho Lutz. Lutz joined Ultrapar in April 2021 as a member of the Board of Directors and, since January 2022, has held the position of Chief Executive Officer of Ultrapar. Since April 2023, Mr. Lutz has been the Vice-Chairman of Ultrapar’s Board of Directors and a member of the People Committee. He also holds a position as Director of Ultra S.A. Participações since 2021. Mr. Lutz has been a member of the Board of Directors of Votorantim S.A. since 2020 and of Corteva Agriscience since 2019. He also served as a member of the Board of Directors of Rumo Logística S.A. from 2008 to 2020, and as the Chairman in 2020. Mr. Lutz was a member of the Board of Directors of Comgás S.A. from 2018 to 2020, of Raízen S.A. from 2013 to 2020, of Moove S.A. from 2008 to 2020 and of Monsanto S.A. from 2014 to 2018. Mr. Lutz was Chairman of the Infrastructure Council of FIESP (Federação das Indústrias do Estado de São Paulo) from 2015 to 2021 and Chief Executive Officer of Cosan S.A. – Indústria e Comércio from 2009 to 2020. He graduated as a naval engineer from the University of São Paulo and holds an MBA in marketing, operations and logistics from the Kellogg School of Management.

Peter Paul Lorenço Estermann. Mr. Estermann joined Ultrapar in April 2023 as a member of the Board of Directors and the Strategy Committee. He is a Partner and Chief of Portfolio Management at Pátria Investimentos since 2021. Mr. Estermann was Chief Executive Officer of Grupo Pão de Açúcar from 2018 to 2020 and of Via Varejo S.A. from 2015 to 2018. Mr. Estermann graduated in agronomy engineering from the Federal University of Lavras and has a post-graduate degree from the Harvard Business School.

Executive Officers

Marcos Marinho Lutz. See "—Board of Directors."

Rodrigo de Almeida Pizzinatto. Mr. Pizzinatto joined Ultrapar in 1999 as an intern and, since then, has worked in different areas of the Company, including treasury, M&A, corporate planning, and investor relations. From 2012 to 2014, Mr. Pizzinatto was Ultrapar’s officer of M&A, Corporate Planning, and Investor Relations. From 2014 to 2018, Mr. Pizzinatto served as Extrafarma’s officer, responsible for different areas during his tenure, such as expansion, marketing, commercial and logistics. In June 2018, he was named Chief Executive Officer of Extrafarma, leading a strategic revision and turnaround plan for the company. In October 2020, he was nominated Ultrapar’s Chief Financial and Investor Relations Officer. Mr. Pizzinatto holds an MBA from the Stanford Graduate School of Business and a bachelor’s degree in business administration from the FGV.

Décio de Sampaio Amaral. Mr. Amaral joined Ultrapar in 2020. With 28 years of experience in logistics, supply chain, operations and project management, Mr. Amaral held leadership positions in Itautec-Philco, Souza Cruz and Vale. From 2017 to 2018, he was the Chief Executive Officer of Camargo Correa Infraestrutura. Mr. Amaral graduated in engineering at ITA (Instituto Tecnológico de Aeronáutica) and in industrial management at Fundação Vanzolini, and he holds a master’s degree in finance from the IBMEC and completed executive programs in IMD and MIT.

Leonardo Remião Linden. Mr. Linden joined Ultrapar in 2017 as Chief Executive Officer of Iconic and, in April 2021, he took over as Commercial Vice President in Ipiranga. Since October 2021, Mr. Linden holds the position of Chief Executive Officer of Ipiranga. He is currently the Chairman of the Board of Directors of ICONIC Lubrificantes and was a member of the Board of Directors of Associação Brasileira de Downstream from 2020 to 2021 and of the Board of Directors of Plural from 2017 to 2020. Mr. Linden has a long executive career in the fuels sector in Brazil and overseas. Prior to joining the Company, he formerly served as Strategic Planning and M&A Vice President from 2014 to 2015, and Marketing Vice President from 2011 to 2014 at Raízen. Mr. Linden also served as Sales and Marketing Vice President at Cosan from 2008 to 2011, after an international career at ExxonMobil between 1990 and 2008. He graduated in business administration from Federal University of Rio Grande do Sul, with specializations in the University of North Carolina, the Kellogg Business School, and the Thunderbird Executive Education.

Tabajara Bertelli Costa. Mr. Bertelli initiated his career at Ultrapar in 1995 in the finance department and moved to Ultragaz in 2000, where he established a solid career, predominantly in commercial areas. In 2015, he was transferred to Ipiranga, as an officer, to the recent developed department dedicated to Large Consumers Market (B2B) and had the opportunity to develop and consolidate a differentiated strategy to its customers. In January 2019, Mr. Bertelli became Chief Executive Officer of Ultragaz. Mr. Bertelli graduated in industrial engineering and holds a master’s degree in business management, both from the University of São Paulo, and a post-graduation in finance at FGV. Mr. Bertelli also attended the STC – Skills, Tools and Competences from the Kellogg Business School in 2010.

B.   Compensation

The purposes of our compensation policy and practices for our management are (i) to align executives’ and shareholders’ interests, based on the principle of sharing risks and returns and a long-term value generation view, (ii) to converge individual goals to the Company’s long-term strategy and sustainability, (iii) to foster autonomy with accountability, recognizing distinguished performance and reinforcing meritocracy; and (iv) to be competitive vis-à-vis the relevant market, enabling attraction and retention of the best professionals to manage the Company.

Following these principles, we adopt a competitive compensation plan that includes the use of financial, operational and value creation metrics to establish variable compensation targets, benefits aligned with market practices and long-term stock-based incentive plan.

Pursuant to Ofício Circular/CVM/SEP/Annual/2023 starting in 2020, we ceased to report social charges paid by employer as management compensation information.

For the year ended December 31, 2022, the Company recognized an aggregate compensation for our Board of Directors, Fiscal Council and Executive Officers of R$66.8 million in its financial statements. The compensation does not consider the social charges paid by the employer as management compensation information, pursuant to Ofício Circular/CVM/SEP/Annual/2022. The numbers are distributed as follows:

2022	Board of Directors	Executive Officers	Fiscal Council	Total
	(in thousands of Reais, except for the number of members)
Number of members (1)	10.00	6.25	6.00 (2)	22.25
Annual fixed compensation	10,267.8	15,752.0	796.4	26,816.2
Salary	10,267.8	12,008.4	796.4	23,072.6
Direct and indirect benefits	0.00	3,743.6	0.00	3,743.6
Variable compensation	0.00	25,756.4	0.00	25,756.4
Short-term variable compensation	0.00	25,756.4	0.00	25,756.4
Long-term variable compensation	0.00	0.00	0.00	0.00
Post-employment benefits	0.00	1,331.7	0.00	1,331.7
Benefits upon termination of employment	0.00	0.00	0.00	0.00
Stock-based compensation	0.00	12,859.5	0.00	12,859.5
Total compensation	10,267.8	55,699.5	796.4	66,763.7

(1)       Average number of members in the period.

(2)       Only three members are compensated in the Fiscal Council.

The table below shows the higher, lower, and average individual compensation recognized in our financial statements for our Directors and Executive Officers in 2022:

Body	Number of members	Highest individual compensation	Lowest individual compensation	Average individual compensation
	(in thousands of Reais, except for the number of members)
Board of Directors	10.0	2,100.0	630.0	1,026.8
Statutory Executive Officers	6.3	17,700.5	6,317.4	8,911.9
Fiscal Council	3.0	336.5	230.0	265.5

The main components of our management compensation plan are:

  Fixed compensation (salary and direct and indirect benefits): a monthly amount paid with the purpose of compensating the responsibility and complexity inherent to each position, the individual contribution, experience of each professional and market practices.
  Short-term variable compensation: an annual amount paid in order to align the interests of the executives with those of the Company. This amount is linked to Company’s economic performance, and the achievement of annual individual goals. All targets related to the Company’s and the individual executive’s performance are established in accordance with the strategic planning. Since 2022, at least 1/3 of the individual goals for executive officers has been related to the ESG agenda specifically designed for each officer.
  Stock-based incentive plan: Ultrapar has adopted stock-based incentive plan to reinforce the alignment between the long-term interests of executives and shareholders and to retain executives and make a relevant portion of their compensation contingent on shareholder value generation. According to the terms of the stock plan in force since 2017, there are three different programs: (i) one plan is tied exclusively to executives’ period of permanence with the Company, and the other two cover two equal portions: (ii) one for retention, contingent on continued ties with the Company, and (iii) the other contingent on the attainment of financial targets previously set by the Board of Directors. Since 2020, grants were set based on economic value-added (EVA®), in line with the Company’s Strategic Plan. The Annual and Extraordinary General Shareholders’ Meeting held on April 19, 2023 approved a new stock-based incentive plan since the limit of shares to be granted under the plan approved in 2017 was reached and also includes members of the Company’s Board of Directors.
  Post-employment benefits: In February 2001, the Company’s Board of Directors approved the adoption of a defined contribution pension plan to be sponsored by the Company and its subsidiaries. Participating employees have been contributing to this plan, managed by Ultraprev (Complementary Pension Association), since August 2001. Each participating employee chooses his/her basic contribution to the plan, up to a limit of 11% of employee’s reference salary, according to the rules of the plan. Each sponsoring company provides a matching contribution in an amount equivalent to each basic contribution.

Since 2003, Ultrapar has adopted a stock-based incentive plan pursuant to which certain executives have the voting and economic rights of shares held in treasury for a period of five to seven years from the initial grant of the rights. Following this period, Ultrapar transferred the full ownership to those executives subject to uninterrupted employment of the participant during the period. The number of shares and the executives eligible to this stock plan were determined by the Board of Directors, and there is no mandatory annual grant. The total number of shares to be used in the plan is subject to the number of shares in treasury and to the limit established in the plan. The fair value of the awards is determined on the grant date based on the market value of the shares on the B3 and the amounts are amortized between five to seven years from the grant date. As of December 31, 2022, the amount granted to the Company’s executives, including tax charges, totaled R$9.7 million. In 2022, an amortization in the amount of R$1.2 million was recognized as a general and administrative expense.

The stock plan approved in 2017 established the terms and general conditions for granting common shares issued by the Company held as treasury stock which might or might not involve awarding usufruct over any portion thereof for subsequent transfer of ownership for periods from three to six years to officers or employees of the Company or its subsidiaries. As a result, common shares representing up to 1% of the Company’s share capital may be delivered to the participants, which corresponds, at the date of approval of this Plan, to 11,128,102 common shares. This limit was modified to reflect the split of shares approved at the Annual and Extraordinary General Shareholders’ Meeting held on April 10, 2019 and implemented on April 24, 2019. As of December 31, 2022, the amount granted to the Company’s executives, including tax charges, totaled R$244.3 million. In 2022, an amortization in the amount of R$38.2 million was recognized as a general and administrative expense.

The chart below sets forth a historical summary of the vested and unvested shares granted to the members of our Board of Directors, Executive Officers, and members of our Fiscal Council as of December 31, 2022:

December 31, 2022
Body	Shares granted	Transferred Shares
Board of Directors	N/A	N/A
Executive Officers	3,559,886 (1)	412,535
Fiscal Council	N/A	N/A

(1) In addition to the number indicated in the above table “shares granted”, 260 thousand shares will be transferred to the Executive Officers as performance shares, the transfer being conditional on the achievement of economic and financial targets by the Company over the vesting period. The number of performance shares varies from 0% to 150%.

The new stock-based incentive plan approved by the shareholders at the Annual and Extraordinary General Shareholders’ Meeting held on April 19, 2023 establishes the terms and general conditions for granting common shares issued by the Company held as treasury stock, which may or may not, involve awarding usufruct over any portion thereof for subsequent transfer of ownership to the Board of Directors, officers or employees of the Company or its subsidiaries. The total number of shares to be delivered to the participants shall be subject to the availability of such shares held in treasury and shall be limited to 5% of the capital stock on the date of the plan’s approval on April 19, 2023, which corresponds to 55,760,215 shares. Annually, 1% of the Company's capital stock may be granted. Also, for the members of the Board of Directors, 40% of the compensation of each member for the whole term of office is going to be granted in restricted stock, at the beginning of each term, with vesting at the end of the term of office and lockup period of 2 years after the transfer of the ownership of the shares.

C.       Board practices

The management is composed of the Board of Directors and our Executive Officers. As of December 31, 2022, our Board of Directors, consisted of ten members, all of them being non-executive members and six of whom were independent, according to the Brazilian Novo Mercado Listing Rules. One member of the Board was an executive officer until December 2012 and one member was an executive officer until December 2021. Three of the non-independent members are related, directly or indirectly, to Ultra S.A., namely, Pedro Wongtschowski, Alexandre Teixeira de Assumpção Saigh and Otávio Lopes Castello Branco Neto.

On September 22, 2021, we announced the succession plan of the leadership of our Board of Directors, developed under the leadership of the Chairman of the Board at that time, Pedro Wongtschowski, whose mandate ended on April 19, 2023. As part of such plan, Marcos Lutz left his position as a member of the Board of Directors and assumed the position of Chief Executive Officer of the Company effective as of January 2022, succeeding Frederico Curado, who assumed the position of Vice-Chairman of the Board of Directors, after Lucio de Castro Andrade Filho retired at the end of 2021.

On April 19, 2023, the Annual and Extraordinary General Shareholders’ Meeting elected the Board of Directors for a two-year term. Our Board of Directors now consists of 9 members, being 7 independent members, one member related indirectly to Ultra S.A., and Mr. Marcos Lutz, who is a shareholder of Ultra S.A., and acts as Chief Executive Officer of the Company. The Board decided to elect Mr. Marcos Lutz to the position of Vice-Chairman of the Board of Directors and re-elect to the position of Chief Executive Officer of Ultrapar.

Our Board of Directors must meet every three months and extraordinarily whenever called by its chairman or by any two directors. During 2022, 9 Board meetings were held.

Each meeting of the Board of Directors requires the majority of the members to be present, including the Chairman or the Vice-Chairman, before the meeting may commence. The vote of the majority of the members present is required for the approval of a resolution by the Board of Directors. In case of a tie, the Chairman, or in the Chairman’s absence, the Vice-Chairman, will provide the casting vote. In case of urgency, the Chairman of our Board of Directors (or a third party that he/she may appoint) may call a special meeting of the Board of Directors with a shorter notice period than the usual; provided, however, that two-thirds of Board members are present in order to commence such special meeting. Among other responsibilities, the Board of Directors is responsible for (i) setting general guidelines, (ii) electing and removing executive officers, supervising their management and fixing their compensation, (iii) deliberating on the issuance of new shares, within the limits of our authorized capital, (iv) authorizing the distributions of dividends and interest on shareholders’ equity, (v) approving transactions with value exceeding 5% of our shareholders’ equity, (vi) approving our dissolution or merger and (vii) select and dismiss the independent auditors. Pursuant to the Brazilian law, the Board of Directors must be elected by the shareholders at the General Shareholders’ Meeting.

Members of the Board of Directors are elected for a period of two years and may be reelected.

Our Bylaws require that at least 1/3 or two, whichever is higher, of the members of our Board of Directors be independent directors, which exceeds the 20% required by the Novo Mercado listing rules. In addition, our Bylaws sets forth that the election of the members of the Board of Directors must be made through the nomination of a slate of candidates, unless cumulative voting is requested. Only the following slates of candidates will be eligible: (i) those nominated by the Board of Directors; or (ii) those nominated by any shareholder or group of shareholders. See “Exhibit 1.1—Bylaws of Ultrapar, dated as of April 19, 2023.”

When electing members to the Board of Directors, shareholders will be entitled to request, as required by law and our Bylaws, the adoption of a cumulative voting process, provided that they do so within, at least, forty-eight hours in advance of the General Shareholders’ Meeting. The minimum percentage of capital necessary for requesting the cumulative voting process is 5% of the shares. In the event the election has been conducted by cumulative voting, the removal of any member of the Board of Directors by the shareholders’ meeting shall entail the removal of the other members, giving rise to a new election. See “Exhibit 1.1—Bylaws of Ultrapar, dated as of April 19, 2023.”

Executive Officers

As of the date of this annual report, our Board of Executive Officers was comprised of 5 members, including our Chief Executive Officer.

Members of the Board of Executive Officers are elected for a two-year term and can be reelected. For the dates on which our executive officers began holding their respective position, see “Item 6.A. Directors, senior management and employees—Directors and senior management.”

Fiscal Council

Under the Brazilian Corporate Law, the Fiscal Council is a separate corporate body independent of the management and the independent auditors and it may operate on a permanent or non-permanent basis. According to the Brazilian Corporate Law, a Fiscal Council acting on a non-permanent basis is required to be formed when requested by 10% of voting shareholders in an Annual General Shareholders’ Meeting. However, pursuant to the CVM Resolution 70/22, in the case of Ultrapar, holders of 2% of the voting capital are entitled to request the installation of the Fiscal Council. The elected members of the Fiscal Council will remain in place only until the following Annual General Shareholders’ Meeting, in which they may be reelected by our shareholders. The Fiscal Council must meet at least four times per year. Since its establishment, in July 2005, our Fiscal Council has been meeting on a regular basis, and in 2022, it held 8 meetings.

Under the Brazilian Corporate Law, individuals who are members of our Board of Directors or our Board of Executive Officers or are employees or spouses or relatives of any member of our management are not eligible to serve on the Fiscal Council. To be eligible to serve on our Fiscal Council, a person must be a resident of Brazil and either hold a university degree or have been a Company officer or Fiscal Council member of another Brazilian company for at least three years prior to election to our Fiscal Council. Our Fiscal Council, when installed, shall have the duties and obligations provided by the Brazilian Corporate Law, which includes, among others, the examination of the statements of financial position and other financial statements periodically prepared by the Company, at least every three months, and the examination of the accounts and financial statements for the fiscal year and issue an opinion on them. See “Exhibit 1.1—Bylaws of Ultrapar, dated as of April 19, 2023.”

As set forth in our Bylaws, our Fiscal Council operates on a non-permanent basis and, when installed by the general shareholders’ meeting, is composed of three effective members and an equal number of alternate members. As of December 31, 2022, our Fiscal Council was composed of Mr. Flavio Cesar Maia Luz, Mr. Geraldo Toffanello and Mr. Nilson Martiniano Moreira as effective members. These members served a term from April 2022 through April 2023.

At the Annual and Extraordinary General Shareholders’ Meeting held on April 19, 2023, Flavio Cesar Maia Luz was reelected for another term, whereas Geraldo Toffanello and Nilson Martiniano Moreira were replaced by Élcio Arsenio Mattioli and Marcelo Gonçalves Farinha. At the same meeting, the shareholders approved the payment of a monthly compensation in the amount of R$20.0 thousand for each effective (non-alternate) member of the Fiscal Council, except for the Chairman of the Fiscal Council, whose compensation was set at R$30.0 thousand per month.

As of the date hereof, the composition of our Fiscal Council considering both effective and alternate members is as follows:

Name	First year of appointment
Flavio Cesar Maia Luz	2021
Márcio Augustus Ribeiro (alternate)	2007
Élcio Arsenio Mattioli	2023
Pedro Ozires Predeus (alternate)	2005
Marcelo Gonçalves Farinha	2023
Sandra Regina de Oliveira (alternate)	2021

As of the date of this annual report, the position of Chairman of the Fiscal Councial had not yet been defined. Summarized below is the information regarding the business experience, areas of experience and principal outside business interests of the current effective members of our Fiscal Council.

Flavio Cesar Maia Luz. Mr. Luz was the Chairman of the Fiscal Council of Ultrapar from 2005 to 2019, resuming his position as Chairman of the Fiscal Council for the term of 2021 to 2022. Mr. Luz also served as Coordinator of our Audit and Risks Committee from 2019 to 2021. In addition, he is a member of the Board of Directors and Audit Committee Coordinator of Ser Educacional S.A. and Livetech Indústria e Comércio S.A. He is also a member of the Audit Committee of Omega Energia S.A. and CTC – Centro de Tecnologia Canavieira and a member of the Advisory Board of Brasanitas Empresa Brasileira de Saneamento Ltda. Mr. Luz served as a member of the Board of Directors of Marcopolo S.A. from 2016 until 2018. Mr. Luz also served as member of the Fiscal Council of Itaúsa S.A., Duratex S.A. Linx S.A and CTEEP S.A. Mr. Luz received a degree in civil engineering from University of São Paulo and a post-graduate degree in business administration from the FGV. He also holds certificates of continuing education programs in finance, marketing strategy, negotiation and mergers & acquisitions, from the Harvard Business School, the Stanford University, the California University (Berkeley) and the Wharton Business School, respectively.

Élcio Arsenio Mattioli. Mr. Mattioli has been a member of the Fiscal Council since April 2023. He also is a member of the Fiscal Council of Ultraprev (Complementary Pension Association). Also, he served as Administration and Control Officer at Imifarma Produtos Farmacêuticos e Cosméticos S.A. from 2014 to 2022. Mr. Mattioli graduated in accounting sciences from College of Economics São Luiz and holds an MBA in business management from the FGV.

Marcelo Gonçalves Farinha. Mr. Farinha has been a member of the Fiscal Council since April 2023. Mr. Farinha also served as an alternate member of the Fiscal Council of HMOBI Participações S.A. from 2022 to 2023, as Commercial Director from 2020 to 2022, Chief Executive Officer from 2019 to 2020 and Managing, Financial, Risk and Control Director from 2017 to 2019 at Brasilcap Capitalização S.A. He graduated in civil engineering and holds a master’s degree in business economics from the Federal University of Uberlândia. He also holds an MBA in advanced finance from the University of São Paulo.

Committees of the Board of Directors

Audit and Risks Committee

Our Bylaws, as approved at the Annual and Extraordinary General Shareholders’ Meeting held on April 19, 2023, establish the audit and risks committee as an ancillary body of the Board of Directors. Pursuant to SEC and NYSE requirements, the audit and risks committee shall be comprised of at least three members, all of them members of the Board of Directors and all of them being independent. As required by the applicable regulations of the CVM, at least one member shall have recognized experience in corporate accounting matters. As of the date of this annual report, the Audit and Risks Committee appointed Mr. José Mauricio Pereira Coelho to act as financial expert as that term is defined by the SEC in its final rules implementing Section 407 of the Sarbanes-Oxley Act of 2002. A single member of the audit and risks committee may concentrate the foregoing requirements. All members shall be elected by the Board of Directors for a term of office of two years, and the term shall coincide with the term of office of the Directors. The member of the Audit and Risks Committee who ceases to hold said position may only rejoin the Committee after at least three years have elapsed since the end of the term of office.

The audit and risks committee shall (a) recommend to the Board of Directors the retention and dismissal of independent audit services, as well as propose to the Board of Directors the nomination of the independent auditor and their replacement; (b) review the management report and the financial statements of the Company and of its controlled companies, and provide the recommendations it deems necessary to the Board of Directors; (c) review the quarterly financial information, interim statements, and financial statements prepared by the Company; (d) monitor the activities of the Company’s internal audit and internal controls departments, including follow-up and assessment of the effectiveness and sufficiency of the internal control structure and of the internal and independent audit processes of the Company and of its controlled companies, including in relation to the provisions set forth in the Sarbanes-Oxley Act, submitting the recommendations it deems necessary for the improvement of policies, practices and procedures; (e) evaluate and monitor the Company’s risk exposure per the Risk Management Policy, as well as provide its opinion on any review of the contents thereof, in addition to advising the Board of Directors in connection with the setting of acceptable risk levels; (f) review, monitor and recommend to management any corrections or improvements to be made to the Company’s corporate policies, including the Related Party Transaction Policy; (g) establish procedures for the acceptance and handling of information submitted by any party relating to alleged noncompliance with applicable legal and regulatory requirements applicable to the Company, in addition to internal regulations, policies and codes, including procedures for confidential or anonymous submission, safeguarding information secrecy; (h) interact with the other Company’s governing bodies in connection with the receipt and review of information on noncompliance with legal and regulatory requirements applicable to the Company, as well as with internal regulations, policies and codes; and (i) provide its opinion on the matters submitted to it by the Board of Directors, as well as on those matters it determines to be relevant. See “Exhibit 1.1—Bylaws of Ultrapar, dated as of April 19, 2023.”

As of December 31, 2022, Ms. Ana Paula Vitali Janes Vescovi (who also acted as coordinator of the committee), Mr. Jorge Marques de Toledo Camargo and Mr. José Mauricio Pereira Coelho were members of the audit and risks committee appointed by our Board of Directors at its meeting held on April 14, 2021, for a two-year term, which term coincides with the term of office of the Directors.

As of the date of this annual report, the composition of the Audit and Risks Committee is as follows:

Name	First year of appointment
José Mauricio Pereira Coelho (coordinator and financial expert)	2019
Ana Paula Vitali Janes Vescovi	2019
Marcelo Faria de Lima	2023

Although our Bylaws only require a majority of independent directors, the totality of our audit and risks committee members meet the applicable independent membership requirements of the SEC and the NYSE.

For information regarding the business experience, areas of experience and principal outside business interests of the current members of our audit and risks committee, see “Item 6.A. Directors, senior management and employees—Directors and senior management—Board of Directors.”

People Committee

Our Bylaws establish the people committee as an ancillary body of the Board of Directors. The people committee shall comprise mostly Directors, with at least two independent Directors, and its duties shall be as follows: (a) propose to the Board of Directors the compensation to be paid to the directors and executive officers and senior employees of the Company and its controlled companies, to the members of the committees and of other governing bodies assisting the Board of Directors, pursuant to the proposal received from the Chief Executive Officer, and periodically revise the parameters and guidelines and, as a result, the compensation policy and other benefits of the Company and its controlled companies; (b) propose to the Board of Directors, pursuant to the proposal received from the Chief Executive Officer, the overall compensation of the directors and executive officers of the Company, which shall be submitted to the shareholders’ meeting, and propose the individual compensation of the Board of Executive Officers; (c) ensure that the Company prepares itself adequately for the succession of its directors, executive officers and other key employees, particularly the Chief Executive Officer and the statutory executive officers; and (d) carry out diligence and supervise the steps taken to ensure that the Company adopts a model of competence and leadership, attraction, retention and motivation in line with its strategic plans. See “Exhibit 1.1—Bylaws of Ultrapar, dated as of April 19, 2023.”

The people committee was installed by the Board of Directors at the meeting held on November 9, 2011. As of December 31, 2022, Mr. José Galló (who also acted as coordinator of the committee), Mr. Alexandre Teixeira de Assumpção Saigh and Mr. José Luiz Alquéres were members of the people committee as appointed by the Board of Directors at the meeting held on April 14, 2021 for a two-year term, that coincide with the term of office of the Directors. With the retirement of Mr. Lucio de Castro Andrade Filho, Mr. Frederico Pinheiro Fleury Curado was appointed to replace him at the committee as of January 3, 2022.

As of the date of this annual report, the composition of the People Committee is as follows:

Name	First year of appointment
Flávia Buarque de Almeida	2023
Francisco de Sá Neto	2023
Marcos Marinho Lutz	2023

Strategy Committee

Our Bylaws establish the strategy committee as an ancillary body of the Board of Directors. The strategy committee shall be responsible for advising the Board of Directors and its duties shall be as follows: (a) drafting and monitoring of the Company’s strategic plans and budgets; (b) to provide its opinion on, and monitor, the Company’s strategic partnerships and main investments, as provided in the Investment Policy; and (c) to provide its opinion on the capital allocation strategy and on the management of the Company’s portfolio, including mergers and acquisitions. See “Exhibit 1.1—Bylaws of Ultrapar, dated as of April 19, 2023.”

As of December 31, 2022, Mr. Pedro Wongtschowski (who also acted as coordinator of the committee), Ms. Flávia Buarque de Almeida, Mr. Jorge Marques de Toledo Camargo and Mr. Frederico Pinheiro Fleury Curado were members of the strategy committee appointed by the Board of Directors for a two-year term, that coincide with the term of office of the Directors. Mr. Wongtschowski, Ms. Almeida and Mr. Camargo were appointed by the Board of Directors at a meeting held on April 14, 2021, whereas Mr. Curado was appointed to replace Mr. Marcos Marinho Lutz (our current Chief Executive Officer), on February 23, 2022.

As of the date of this annual report, the composition of the Strategy Committee is as follows:

Name	First year of appointment
Jorge Marques de Toledo Camargo (coordinator)	2021
Fabio Venturelli	2023
Peter Paul Lorenço Estermann	2023

Corporate governance

We are incorporated under the laws of Brazil, and we are subject to Brazilian laws related to corporate governance. Under the Brazilian Corporate Law, there are no legal requirements with respect to corporate governance regarding (i) meetings of non-management directors, (ii) the mandatory establishment and composition of certain board committees or (iii) the adoption and disclosure of corporate governance guidelines or codes of business conduct and ethics. As a non-U.S. issuer, we are exempt from adopting certain NYSE corporate governance requirements. However, we aim to ensure that best practices, recommendations, and standards of corporate governance are employed in our functioning and operations. As of December 31, 2022, we had adopted corporate governance practices, such as the requirement that at least 30% of the members of the Board of Directors be independent, the implementation of a code of ethics for Ultra S.A., Parth, senior officers and all employees, and the implementation of the strategy, people and audit and risks committees. It is worth noting that currently the Board of Directors is composed of 78% of independent members. According to our Bylaws, the Fiscal Council acts on a non-permanent basis and should be installed when requested by our shareholders as set forth in Brazilian Corporate Law.

In 2000, B3 introduced three special listing segments, known as Levels 1 and 2 of Differentiated Corporate Governance Practices and Novo Mercado, which seek to foster a secondary market for securities issued by Brazilian companies with securities listed on B3, by requiring such companies to follow good practices of corporate governance. The listing segments were designed for the trading of shares issued by companies voluntarily abiding by corporate governance practices and disclosure requirements in addition to those already imposed by the Brazilian Corporate Law. These rules generally increase shareholders’ rights and enhance the disclosure of information provided to shareholders.

In 2005, we entered into an agreement with B3 and have complied with the requirements to become a Level 1 Company, which is the entrance level of the Differentiated Corporate Governance Practices of B3.

In 2011, the Extraordinary General Shareholders’ Meeting and the Special Preferred Shareholders’ Meeting approved the conversion of each preferred share into one common voting share, the migration of Ultrapar to Novo Mercado segment, the highest level of governance of B3, and amendments to our Bylaws. See “Exhibit 2.3—Rules of the Novo Mercado.”

In 2017, new Listing Rules for the Novo Mercado were approved by the CVM and became effective as of January 2, 2018.

Some of the modifications of the Novo Mercado Listing Rules include the following requirements: (i) set up an audit committee (statutory or non-statutory); (ii) structure and disclose a process of assessment of the Board of Directors, its committees and the executive officers; (iii) establish and disclose a Code of Conduct, as well as a Compensation Policy, a Nomination Policy for the Board of Directors, its Committees and Executive Officer, a Risk Management Policy, a Related Party Transaction Policy and a Securities Trading Policy, all of them with minimum requirements.

Our policies and Bylaws are already adapted to the listing requirements of Novo Mercado. In addition, we have provisions that exceed such requirements. For example, according to the rules of Novo Mercado, the minimum percentage of independent members of the Board of Directors is set at 20%, while a minimum of 1/3 is required in our Bylaws. Our Bylaws also establish a mandatory tender offer for 100% of the Company’s shareholders in the event a shareholder, or a group of shareholders acting in concert, acquire or become holder of 20% of the Company’s shares, excluding treasury shares. Our Bylaws do not establish any limitation on voting rights, special treatment to current shareholders, public tender offers for a price above that of the acquisition price of shares or any other poison pill provisions, thus assuring the effectiveness of a majority shareholders’ approval on all matters to be deliberated. See “Exhibit 1.1—Bylaws of Ultrapar, dated as of April 19, 2023.”

Termination agreements

Not applicable.

D.        Employees

As of December 31, 2022, we had 9,778 employees. The following table sets forth our number of employees per line of business at the dates indicated:

	As of December 31,
	Number of employees (1)
	2022	2021	2020
SSC and others	691	564	399
Holding	133	130	126
Ultragaz	3,505	3,387	3,397
Ultracargo	830	870	926
Ipiranga	4,619	3,907	3,326
Ultrapar	9,778	8,858	8,174

(1) Excluding interns, apprentices, on leave and retirees.

Ultrapar’s employees are covered by collective agreements with the labor unions that represent different industry sectors: Ultragaz in the gas and oil products sectors; Ipiranga in the fuel distribution sector; Ultracargo in the storage sector; and Holding and abastece aí in the trade union of accounting service companies since January 2020. All agreements, signed between the companies and labor unions of each sector, addresses social, financial, labor union and labor relations issues.

In 2001, our Board of Directors approved the adoption of a defined contribution pension plan to be sponsored by Ultrapar and each of its subsidiaries. Participating employees have been contributing to this plan, managed by Ultraprev (Complementary Pension Association), since 2001. Under the terms of the plan, every year each participating employee chooses his/her basic contribution to the plan. Each sponsoring company provides a matching contribution in an amount equivalent to each basic contribution, up to a limit of 11% of the employee’s base salary, according to the rules of the plan. As participating employees retire, they may choose to receive either (i) a monthly sum ranging between 0.3% and 1.0% of their respective contribution (including accumulated funds) in Ultraprev or (ii) a fixed monthly amount which will exhaust their respective contribution (including accumulated funds) over a period of 5 to 35 years. The sponsoring company does not guarantee the amounts, or the duration of the benefits received by each employee that retires. The total number of participating employees as of December 31, 2022 was 5,830.

E.        Share ownership

In accordance with our Bylaws, our common shares are our sole class of capital stock authorized and outstanding. They entitle their holders to voting rights on any matter. See “Item 6.C. Directors, senior management and employees—Board practices—Corporate governance.”

On April 10, 2019, the Annual and Extraordinary General Shareholders’ Meeting approved a stock split of the shares issued by Ultrapar, so that each share was replaced by two shares of the same class and type, and Ultrapar’s capital stock became composed of 1,112,810,192 common shares. The stock split did not involve any change in the capital stock, therefore being no alteration in the financial amount and shareholder participation in the Company’s capital stock. The share split was implemented on April 24, 2019, which was also the date that the corresponding stock split of our american depositary shares was implemented.

Since February 2020, the Company’s Board of Directors confirmed the issuance of 2,394,099 common shares, within the authorized capital limit provided by the Article 6 of our Bylaws, due to the partial exercise of the rights conferred by the subscription warrants issued by the Company as a result of the merger of all Extrafarma shares into the Company as approved by the Extraordinary General Meeting held on January 31, 2014. For more information about these subscription warrants, see Note 24 to our Consolidated Financial Statements. As of the date of this annual report, our subscribed and paid-in capital stock consisted of 1,115,204,291 common shares, all of which have equal voting and equity rights.

The table below sets forth the number of our common shares beneficially owned, as of April 14, 2023, by each of our current directors and executive officers including through their participation in Ultra S.A.:

	Total
	Common shares	%
Board of Directors
Jorge Marques de Toledo Camargo	—	0%
Marcos Marinho Lutz(2)(3)	16,538,919	1%
Ana Paula Vitali Janes Vescovi	—	0%
Fabio Venturelli (1)	—	0%
Flávia Buarque de Almeida	—	0%
Francisco de Sá Neto (1)	16,568	0%
José Mauricio Pereira Coelho	—	0%
Marcelo Faria de Lima (1)	—	0%
Peter Paul Lorenço Estermann (1)	—	0%
Executive Officers
Rodrigo de Almeida Pizzinatto (3)	891,089	0%
Décio de Sampaio Amaral (3)	559,161	0%
Leonardo Remião Linden (3)	701,900	0%
Tabajara Bertelli Costa (3)	953,332	0%

Board of Directors and Executive Officers	19,660,969	2%
Total	1,115,204,291	100%

(1)	Members of the Board of Directors elected for their first term at the Annual and Extraordinary General Shareholders’ Meeting held in April 2023.
(2)	Individual who beneficially own shares through his participation in the holding company Ultra S.A. See “Item 7.A. Major shareholders and related party transactions—Major shareholders.” Also, includes the ownership of 49.9% of IgelPar. See “Item 4.A. Information on the Company—History and development of the Company—Corporate events.”
(3)	Executives who were granted shares through the Deferred Stock Plan.

Since 2003, Ultrapar has adopted stock-based compensation plans to certain executives. For more information about these plans, see “Item 6.B. Directors, senior management and employees — Compensation” and Note 9.c to our Consolidated Financial Statements.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

ITEM 7.              MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       Major shareholders

The table below shows the capital stock of Ultrapar as of April 14, 2023:

	Total
	Common shares	%
Shareholders
Ultra S.A. Participações	279,593,690	25%
Parth do Brasil Participações	85,667,912	8%
Canada Pension Plan Investment Board.	56,341,152	5%
BlackRock, Inc.	55,813,586	5%
Shares held in treasury	26,147,664	2%
Others	611,640,287	55%
Total	1,115,204,291	100%

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

Ownership and capital structure of Ultra S.A. Participações and Parth do Brasil Participações

As of April 14, 2023, Ultra S.A. and Parth owned approximately 25% and 8%, respectively, of Ultrapar’s shares. As of April 14, 2023, the capital stock of Ultra S.A. and Parth were beneficially owned as follows:

Ultra S.A.	Total
	Shares	%
Shareholders
Pátria Private Equity VI FIP Multiestratégia	19,013,229	20%
Fabio Igel (1)	17,635,594	19%
Ana Maria Levy Villela Igel	11,820,856	12%
Christy Participações LTDA	9,039,643	10%
Joyce Igel de Castro Andrade	5,798,377	6%
Marcia Igel Joppert	5,723,252	6%
Others	21,437,467	23%
Subtotal	90,468,418	95%

Directors and officers

Marcos Marinho Lutz (1)	4,321,407	5%
Total directors and officers	4,321,407	5%
Total	94,789,825	100%

(1)	Includes the ownership of 50.1% and 49.9% of IgelPar held by Mr. Igel and Mr. Lutz, respectively. See “Item 4.A. Information on the Company—History and development of the Company—Corporate events.”

Parth	Total
	Shares	%
Shareholders
Jennings Luis Igel Hoffenberg	61,788,141	36%
Pedro Igel de Barros Salles	59,144,754	34%
Bettina Igel Hoffenberg	42,267,183	24%
Venus Quartz LLC	9,595,506	6%
Total Shareholders	172,795,584	100%

Shareholders’ Agreements

On May 2, 2018, Ultra S.A. and Parth executed a shareholders’ agreement to set forth a set of rules to govern the relationship between these two shareholders. This 2018 Shareholders’ Agreement replaced the Ultra S.A. shareholders’ agreement executed in 2014 and should be in force for a period of five years, automatically renewable for a further period of five years, except if a termination notice is sent by one party to the other up to 6 months before the end of its term.

The 2018 Shareholders Agreement’s main terms were substantially related to (i) how Ultra S.A., Parth and its shareholders should vote at Ultrapar’s Shareholders’ Meetings; (ii) procedures to exchange any party’s shares in Ultra S.A. or in Parth for shares of Ultrapar; and (iii) procedures applicable to the exercise of right of first refusal, preemptive rights and drag along rights. Additionally, any third party purchasing Ultra S.A.’s shares bound by the shareholders’ agreement must agree to be bound by the shareholders’ agreement.

In July 2019, Ultra S.A. informed the Company that its shareholders approved the disposal of all shares issued by Ultra S.A. held by Mr. Paulo Guilherme Aguiar Cunha and his family, which was concluded through certain transactions carried out in November 2019. As a result, Mr. Paulo Guilherme Aguiar Cunha and his family no longer hold any shares issued by Ultra S.A. and, therefore, are no longer parties to the Ultrapar’s 2018 Shareholders’ Agreement.

On August 18, 2020, Ultra S.A. and Parth entered into the 2020 Shareholders’ Agreement to include Pátria in its capacity as Ultra S.A.'s shareholder then holding a 20% stake in Ultra S.A.'s capital stock, as consenting intervening party, therefore bound by the provisions of the 2020 Shareholders' Agreement. The 2020 Shareholders’ Agreement replaced the 2018 Shareholders’ Agreement in its entirety, and the terms and conditions remain substantially the same of the latter. See “Exhibit 2.10 - Shareholders’ Agreement dated August 18, 2020.”

On September 28, 2021, Ultra S.A. informed the Company that Mr. Marcos Marinho Lutz, our Chief Executive Officer, became a shareholder of Ultra S.A., holding 2.4% of its capital stock, and became a consenting intervening party of the 2020 Shareholders’ Agreement. A total of 34.7% of the Company’s capital stock is bound by the 2020 Shareholder’s Agreement as of April 14, 2023. See “Exhibit 2.10—Shareholders’ Agreement dated August 18, 2020.”

B.       Related party transactions

As of December 31, 2022, Ultrapar is responsible for guarantees and securities provided to subsidiaries in the amount of R$9,371.3 million. This disclosure of related party transactions is provided for purposes of the rules governing Annual Reports on Form 20-F and is not meant to suggest that these matters would be considered related party transactions under IFRS.

The related parties’ transactions for financial statements purposes are transactions between the subsidiaries of the Ultrapar with joint-ventures and associates companies that are not eliminated in the consolidation of financial statements. The main related parties’ transactions are related to RPR and Chevron’s companies. See Note 9.a to our Consolidated Financial Statements for a detailed breakdown of related party transactions as of December 31, 2022.

C.     Interests of expert and counsel

Not applicable.

ITEM 8.              FINANCIAL INFORMATION
  Consolidated statements and other financial information

For our Consolidated Financial Statements and notes thereto see “Item 18. Financial statements.”

Dividends and distribution policy

Dividend policy

The bylaws of a Brazilian company may establish a minimum percentage of the profit that must be paid to shareholders as mandatory dividends. The amounts due as dividends may be paid as interest on net equity. As of December 31, 2022, our Bylaws provided for a mandatory dividend of at least 25% of the Company’s adjusted net profit, after the allocation of 5% of the net profit to the legal reserve.

The Brazilian Corporate Law defines the “net profit” as the results of the relevant fiscal year, reduced by accumulated losses of prior fiscal years, provisions for income tax and social contribution on the net profit for such fiscal year, and amounts allocated to employees’ and management’s participation on the results in such fiscal year.

Under the Brazilian Corporate Law, the net profit may be reduced or increased by the following:

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

Statutory reserves. Under the Brazilian Corporate Law, any corporation may create statutory reserves, in which case it shall be provided in its respective bylaws. In this case, the bylaws must also indicate the reserve purpose, allocation criteria and maximum amount of reserve. As provided in our Bylaws, we may allocate up to 75% of our adjusted net profit to an investment reserve, up to the limit of 100% of our capital stock.

Contingency reserves. Under the Brazilian Corporate Law, our shareholders may decide, upon a proposal of our Board of Directors, to allocate a discretionary amount of our net profit to a contingency reserve for estimated future losses, which are deemed probable. The distributable amount may be further increased by the reversal of such reserve in the fiscal year when the reasons that justified the creation of such reserve cease to exist or in which the anticipated loss occurs. Accordingly, there is no specific percentage of net profit allocable to this type of reserve.

Unrealized profits reserves. Under the Brazilian Corporate Law, when the mandatory dividend amount exceeds the realized net profits in a given fiscal year, our shareholders may elect, upon a proposal of our Board of Directors, to allocate some or all of the excess dividend amount to any unrealized profits reserve. The Brazilian Corporate Law defines “realized” net profits as the amount by which the company’s net profits exceed the sum of (i) its net positive results, if any, from the equity method of accounting for earnings and losses of the company’s subsidiaries and certain of its affiliates and (ii) the profits, gains or returns that will be received by the company after the end of the next fiscal year. The distributable amount is increased by the profits that were allocated to such reserve when they are realized.

Income tax exemption reserve. Under the Brazilian Corporate Law, the portion of the net profit derived from donations or governmental incentives directed to investments, can be excluded of the distributable amount.

Retained profits reserve. Under the Brazilian Corporate Law, our shareholders may decide to retain a discretionary amount of our net profits that is provided for in a budget approved in the Annual General Shareholders’ Meeting, upon the proposal of its Board of Directors, for the expansion of our installations and other investment projects. After the conclusion of the relevant investments, we may retain the reserve until the shareholders approve the transfer of the reserve, in full or in part, to its capital or to the accumulated profits reserve. In accordance with the Brazilian Corporate Law, if a project to which part of the reserve has been allocated has a term exceeding one year, the budget for such project must be approved by the General Shareholders’ Meeting each fiscal year through the conclusion of the project.

The Brazilian Corporate Law provides that all statutory allocations of net profit, including the unrealized profits reserve and the reserve for investment projects, are subject to approval by the shareholders voting at a General Shareholders’ Meeting and may be used for capital increases or for the payment of dividends in subsequent years. The legal reserve is also subject to approval by the general shareholders’ meeting and may be transferred to capital or used to absorb losses but is not available for the payment of dividends in subsequent years.

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

Under the Brazilian Corporate Law, a company may suspend the mandatory distribution either in the form of dividends or payments of interest on capital if the shareholders at the General Shareholders’ Meeting determine, based on the Board of Directors’ proposal, which is reviewed by the Fiscal Council when installed. The payment of the mandatory distribution for the preceding fiscal year would be inadvisable in light of the company’s financial condition. The management of the Company must report to the CVM such suspension within five days of the relevant General Shareholders’ Meeting. Under the Brazilian Corporate Law, mandatory distributions that are suspended and not offset against losses in future years must be paid as soon as the financial condition of the company permits.

We declare and pay dividends and/or interest on capital, pursuant to the Brazilian Corporate Law and our Bylaws. Our Board of Directors may approve the distribution of dividends and/or interest on capital, calculated based on our annual or semiannual financial statements or on financial statements relating to shorter periods. The amount of any distributions will depend on a series of factors, such as our financial condition, prospects, macroeconomic conditions, tariff adjustments, regulatory changes, growth strategies and other issues our Board of Directors and our shareholders may consider relevant.

The amount of retention of profits and investments reserve are free of distribution restrictions and totaled R$5.2 billion as of December 31, 2022.

On May 11, 2022, our Board of Directors approved the early payment of interest on equity in the amount of R$450.0 million, equivalent to approximately R$0.41 per common share, paid in August 2022. On February 15, 2023, our Board of Directors approved the distribution of dividends in the amount of R$109.5 million, payable from the net earnings account for the 2022 fiscal year, equivalent to R$0.10 per common share, paid in March 2023.

We usually pay dividends or interest on equity twice a year – interim dividends or interest on equity are paid after the reporting of the second quarter financial statements and the remaining is paid after the reporting of the annual financial statements.

The following table sets forth the dividends per share distributed by Ultrapar in the last three years.

Dividend history

Year ended December 31,	Common shares (1)
	(in Reais per share)	(in US$ per share) (2)
2022 (dividends)	0.10	0.02
2022 (interest on equity) (3)	0.41	0.08
2021	0.37	0.07
2020	0.44	0.08

(1)	The number of shares used in the dividends per share calculation has not been retrospectively adjusted to reflect the issuance of 31,211, 21,472, 43,925 and 31,032 common shares that occurred in February 2023, August 2022, February 2022 and August 2021, respectively, as a result of the partial exercise of the subscription warrants issued to the former Extrafarma shareholders.
(2)	The amounts in Reais have been converted into U.S. dollars using the exchange rates at each respective payment date.
(3)	With income tax withholding at a rate of 15%, net interest will be R$0.35060 per share, except for corporate shareholders that are proven to be immune or exempt.

Payment of dividends. Within the four months following the end of each fiscal year, our shareholders are required to hold an Annual General Shareholders’ Meeting to decide, among other things, on the allocation of our net profits with respect to the fiscal year ended immediately prior to the shareholders’ meeting and the payment of an annual dividend. Additionally, interim dividends may be declared by our Board of Directors. Under the Brazilian Corporate Law, dividends are generally required to be paid within 60 days following the date the dividend was declared, unless a shareholders’ resolution sets forth another date of payment, which, in either case, must occur prior to the end of the fiscal year in which such dividend was declared. Pursuant to Brazilian Civil Law, dividends revert to us three years after the date when we begin to pay such declared dividends.

Shareholders who are not residents of Brazil must register with the Central Bank to have dividends, sales proceeds or other amounts with respect to their shares eligible to be remitted in foreign currency outside of Brazil. The shares underlying the ADSs will be held in Brazil by Itaú Unibanco (custody), as agent for the Depositary. For purposes of the registration requirement, the Depositary is deemed to be the stockholder of the shares underlying the ADSs. The Depositary will register such common shares with the Central Bank.

Payments of cash dividends and distributions, if any, will be made in Brazilian currency to the Custodian on behalf of the Depositary. The Custodian will then convert such proceeds into U.S. dollars and will cause such U.S. dollars to be delivered to the Depositary for the distribution to holders of ADSs. See “Description of american depositary receipts” in our Registration Statement filed on Form F-1, declared effective on April 12, 2005. In the event that the Custodian is unable to convert immediately the Brazilian currency received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADSs may be adversely affected by devaluations of the Brazilian currency that may occur before such dividends are converted and remitted. See “Item 3.D. Key information—Risk factors—Risks relating to Brazil.”

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

Distributions of interest attributable to shareholders’ equity are currently subject to withholding tax at a rate of 15%, or 25% in the case of a shareholder domiciled in a “tax haven.” See “Item 10.E. Additional information—Taxation—Brazilian tax considerations.”

 Legal proceedings

Provisions for tax, civil and labor risks. The Company and its subsidiaries are parties to tax, civil, environmental, regulatory, and labor disputes at the administrative and judiciary levels. As of December 31, 2022, the amount of these provisions for tax, civil and labor risks was R$1,040.2 million (R$22.8 million for current provisions and R$1,017.3 million for non-current provisions). For more information about provisions for tax, civil and labor risks, see Note 23.a to our Consolidated Financial Statements.

Contingent liabilities. The Company and its subsidiaries are party to tax, civil, environmental, regulatory and labor claims whose likelihood of loss is assessed by the legal department of the Company and its subsidiaries as possible. Based on the opinion of its external legal advisors and based on these assessments, no provisions were made for these claims in the financial statements. As of December 31, 2022, the total amount involved in proceedings for which the risk of loss was classified as possible was R$3,601.9 million, of which R$2,656.5 million, R$690.1 million and R$255.3 million were respectively related to contingent liabilities from (i) tax matters and social security matters; (ii) civil, environmental and regulatory claims; and (iii) labor matters. For more information about provisions for contingent liabilities, see Note 23.b to our Consolidated Financial Statements.

Antitrust matters

Aquisition of NEOgás. The acquisition of 100% of NEOgás by Ultragaz was duly submitted to CADE on December 6, 2022. On December 23, 2022, the General Superintendence of CADE issued a decision approving the transaction without restrictions. On January 11, 2023, CADE issued a certificate ("certidão de trânsito em julgado”) formalizing the definitive approval of such decision. On February 1, 2023, the transaction was closed.

Consortium agreement with Supergasbrás. A consortium agreement between Ultragaz and Supergasbrás Energia Ltda.  was submitted to CADE’s approval on July 12, 2022. The agreement covers the sharing of LPG storages and filing plants on a country-wide level. On March 28, 2023, the General Superintendence of CADE issued a decision for the approval of the transaction without restrictions. On April 12, 2023, the General Superintendence of CADE’s decision was challenged, and as of the date of this annual report the case is under review by CADE’s Court.

Divestment of Oxiteno. The sale of 100% of Ultrapar’s interest in Oxiteno, amounting to 100% of Oxiteno’s share capital, to Indorama was duly submitted to CADE on November 11, 2021. On March 4, 2022, the General Superintendence of CADE issued a decision approving the transaction without restrictions. On March 24, 2022, CADE issued a certificate (“certidão de trânsito em julgado”) formalizing the definitive approval of such decision. On April 1, 2022, the transaction was closed.

Divestment of Extrafarma. The sale of 100% of Ipiranga’s interest in Extrafarma, amounting to 100% of Extrafarma’s share capital, to Pague Menos was duly submitted to CADE on September 16, 2021. On June 22, 2022, the General Superintendence of CADE issued a decision approving the transaction without restrictions. On July 7, 2022, CADE issued a certificate (“certidão de trânsito em julgado”) formalizing the approval of the transaction subject to the execution of a Merger Control Agreement (“Acordo de Controle de Concentrações”). The closing of the transaction occurred on August 1, 2022.

Acquisition of Opla. On April 19, 2023, Ultracargo signed an agreement for the acquisition of a 50% stake in Opla, held by Copersucar S.A. As of the date of this annual report, the transaction was subject to approval by the CADE.

B.    Significant changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited Consolidated Financial Statements included in this annual report.

ITEM 9.THE OFFER AND LISTING

A.Offer and listing details

Not applicable. The listing details regarding the company’s stock as required by Item 9.A.4 is set forth below in “—C. Markets.”

B.Plan of distribution

Not applicable.

C.Markets

Our shares are listed on the São Paulo Stock Exchange under the ticker symbol “UGPA3” and the ADSs are listed on NYSE under the symbol “UGP.”

D.Selling shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the issue

Not applicable.

ITEM 10.ADDITIONAL INFORMATION

A.Share capita

Not applicable.

B.Memorandum and articles of association

We are registered with the commercial registry of the state of São Paulo under the registration number 35,300,109,724. Pursuant to chapter I, article 3 of our Bylaws, our main corporate purpose is the investment of our capital in commerce, industry, agriculture, and service provision, through the subscription or acquisition of shares or quotas of other companies.

General

Set forth below is a summary of selected significant provisions of our Bylaws and the Brazilian Corporate Law, the rules and regulations of the CVM and the Novo Mercado listing segment of B3 regarding certain corporate matters applicable to us. This description does not purport to be complete and is qualified by reference to our Bylaws, the Brazilian Corporate Law, the rules and regulations of the CVM and the rules of the Novo Mercado.

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

As a result of the Conversion, due to the new capital structure, other shareholders’ rights are currently not applicable, for instance, the right to separate elections for the Board of Directors and Fiscal Council. On the other hand, common shareholders are entitled to voting rights in any matter.

Since our shares are listed on the Novo Mercado, we are required to comply with heightened requirements for corporate governance. In addition, we are not permitted to issue preferred shares or any shares with restricted voting rights while listed on this segment pursuant to its rules. As of January 2, 2018, the new rules for Novo Mercado came into effect. Our Bylaws were amended on April 10, 2019 to reflect these rules and therefore as of the date of this annual report we are in full compliance with such rules.

Description of capital stock

On April 10, 2019, the Annual and Extraordinary General Shareholders’ Meeting approved a stock split of the shares issued by Ultrapar, so that each share would be represented by two shares of the same class and type. The stock split did not involve any change in the capital stock, therefore being no alteration in the financial amount and shareholder participation in the Company’s capital stock. The share split was implemented on April 24, 2019, which was also the date that the corresponding stock split of our american depositary shares was implemented.

As of December 31, 2022, our subscribed and paid-in capital stock consisted of 1,115,173,080 common shares, all of which have equal voting and equity rights, with no par value, of which 26,158,983 common shares were held in treasury.

On February 15, 2023, our Board of Directors confirmed the issuance of 31,211 common shares within the limits of the authorized capital stock pursuant to Article 6 of the Company’s Bylaws, due to the partial exercise of the subscription warrants issued by the Company as of the approval of the Extrafarma transaction. These common shares have the same rights assigned to the other shares previously issued by the Company.

As of the date of this annual report, the Company’s capital stock is represented by 1,115,204,291 common shares, all of them nominative and with no par value.

Subscription warrants

As a result of the Extrafarma transaction, the Company issued subscription warrants to the former Extrafarma shareholders which could potentially lead to the issuance of up to 6,411,244 shares, taking into account the stock split approved in April 2019 (3,205,622 shares prior to the April 2019 stock split). Since 2020, the subscription warrants have been partially exercised, with an issuance of 2,394,099 common shares, to former Extrafarma shareholders. As of the date of this annual report, the exercise of the remaining subscription warrants by the former Extrafarma shareholders could potentially lead to the issuance of up to 3,351,010 additional shares of Ultrapar. For more information about these subscription warrants, see Note 24 to our Consolidated Financial Statements.

Voting rights

Each common share entitles its holder to one vote at the matters of the Shareholders’ Meetings, in accordance with the Brazilian Corporate Law, our Bylaws and the Novo Mercado regulations. For more detailed information with respect to the voting rights of our common shares see our Form 8-A filed with the SEC on August 15, 2011 in the section “Description of Capital Stock—Shareholders’ Meetings” and “Exhibit 2.9 - Description of Securities Registered under Section 12 of the Exchange Act.”

Also, under the Brazilian Corporate Law, only shareholders registered as such in our corporate books may attend Shareholders’ Meetings. All common shares underlying the ADSs are registered in the name of the depositary bank. A holder of ADSs, accordingly, is not entitled to attend Shareholders’ Meetings. A holder of ADSs is entitled to instruct the depositary bank as to how to exercise the voting rights of its common shares underlying the ADSs in accordance with procedures provided for in the Deposit Agreement, but a holder of ADSs will not be able to vote directly at a Shareholders’ Meeting or appoint a proxy to do so. For more information, see “Item 3.D. Key information—Risk factors— Risks relating to the shares and the american depositary share.”

Deregistration as publicly-held company

We may only deregister as a publicly-held company if such deregistration is approved by a majority of the shareholders present at a Shareholders’ Meeting, which shall be conditioned to: (i) the launching of a public tender offer for the acquisition of all of our outstanding shares in accordance with the provisions of the Brazilian Corporate Law, the CVM rules and regulations, the Novo Mercado regulation and our Bylaws by us, our controlling shareholders or a group of controlling shareholders and (ii) the acceptance of at least two thirds of the shareholders representing the free float that show up at the tender offer auction (whether by selling their shares or expressly agreeing with the deregistration), in which case we would become a privately-held company. The price offered for such outstanding shares must at least correspond to the fair value of such shares as set forth in the respective appraisal report issued by a specialized institution with proven experience hired by the offeror for the purposes of the tender offer.

Shareholders holding at least 10% of the free float of our shares may require our management to call a special Shareholders’ Meeting to determine whether to perform another valuation using the same or a different valuation method. This request must be made within 15 days following the disclosure of the price to be paid for the shares in the public tender offer. If the new valuation price is equal to or lower than the original valuation price, the shareholders making such request as well as those who vote in its favor must reimburse the Company for any costs incurred in preparing the new appraisal report. If the new valuation price is higher than the original valuation price, the offeror shall then decide whether to proceed with the public tender offer observing the new price or withdraw the tender offer, in which case the Company will continue to be registered as a publicly-held company.

Withdrawal from the Novo Mercado

According to the new Novo Mercado Listing Rules – applicable as of January 2, 2018 – and to our Bylaws, the withdrawal from the Novo Mercado may be: (i) voluntary; or (ii) mandatory, as a result of the violation of any the rules of the Novo Mercado or the deregistration as publicly-held company.

The withdrawal, however, shall only occur after the launching of a public tender offer for the Company’s outstanding shares, which shall (i) follow, as applicable, the CVM regulation that rules that the mandatory tender offer for the deregistration as publicly-held company (including the abovementioned possibility to request a second valuation report); (ii) be launched at a fair price, as appointed in the appraisal report issued by a specialized institution with proven experience for the purposes of the tender offer; and (iii) be approved by at least 1/3 of the shareholders representing the free float that participate in the tender offer auction (whether by selling their shares or expressly agreeing with the withdrawal from the Novo Mercado).

The obligation to launch such public tender offer, however, may be waived by the majority of the shareholders representing the Company’s free float present at the Shareholders’ Meeting convened to resolve on that matter. Such Shareholders’ Meeting may be held on first call with the attendance of shareholders representing two thirds of the free float or, on second call, with the attendance of any number of shareholders representing the free float.

The withdrawal from the Novo Mercado does not necessarily result in our deregistration as a publicly-held company on the B3.

If the Company participates in a corporate reorganization involving the transfer of its shareholders’ base to a company that is not listed in the Novo Mercado, such resulting company or companies must apply for listing on Novo Mercado within one hundred and twenty days from the date of the General Shareholders’ Meeting that approved the reorganization, unless the majority of the shareholders representing the Company’s free float present at such Shareholders’ Meeting agrees with the non-listing of the resulting company.

Pursuant to the new rules of the Novo Mercado and to our Bylaws, the voluntary withdrawal shall be preceded by a public tender offer at fair market value. For the withdrawal to move forward, shareholders representing more than 1/3 of the outstanding shares must accept the tender offer or expressly agree to delist without selling the shares.

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

Shareholders’ Meeting

A General Shareholders’ Meeting must be convened and held in accordance with the requirements of the Brazilian Corporate Law. Shareholders’ meetings are called by the publication of a notice on at least three occasions in a widely circulating newspaper of the state of São Paulo, our principal place of business, and the newspaper’s website. As determined by the Brazilian Corporate Law, the first notice of a Shareholders’ Meeting shall be given at least 21 days prior to holding the meeting. However, the CVM rules require that companies whose shares are also represented by ADSs must convene a Shareholders’ Meeting no later than 30 days in advance. In addition to such newspaper publication, the CVM requires that all documents related to the agenda to be deliberated upon on the meeting are filed with the CVM and filed on the CVM website (www.cvm.gov.br), as well as being made available at the Company’s headquarters and on its website, and on the website of the B3.

Holders of shares voting at a General Shareholders’ Meeting have the exclusive power to: (i) amend our Bylaws; (ii) elect or dismiss members of the Board of Directors, at any time; (iii) install our Fiscal Council and elect its members; (iv) receive the yearly accounts by management and to accept or reject management’s financial statements, including the allocation of net profits and the Distributable Amount (as defined below) for payment of the mandatory distribution and allocation to the various reserve accounts; (v) authorize the issuance of debentures considering the terms of our Bylaws; (vi) suspend the rights of a shareholder in the event that such shareholder does not comply with obligations imposed by law or our Bylaws; (vii) accept or reject in-kind contributions offered by a shareholder in consideration for issuance of capital stock; (viii) pass resolutions to reorganize the legal form of merge, consolidate or split the company, to dissolve and liquidate the company, to elect and dismiss our liquidators and to examine their accounts; and (ix) authorize management to declare us insolvent and to file for judicial reorganization (a procedure involving protection from creditors available under the Brazilian law).

Except as otherwise provided by the Brazilian Corporate Law, a General Shareholders’ Meeting may be held if shareholders representing at least one-quarter of the voting capital are present. If no such quorum is present, a second notice must again be given eight days in advance, and a meeting may then be convened without any specific quorum requirement, subject to the minimum quorum and voting requirements for certain matters, as described below. A shareholder whose voting rights have been suspended for any reason may still attend the General Shareholders’ Meeting and take part in the discussion of matters submitted for consideration.

Except as otherwise provided by law, resolutions in a General Shareholders’ Meeting are passed by a simple majority vote, with abstentions not being taken into account. In general, each share has the right to one vote. Under the Brazilian Corporate Law and in accordance with our Bylaws, the approval of shareholders representing at least one-half of the issued and outstanding shares is required for the following types of action: (i) creating a new class of shares that has a priority, preference, right, condition or redemption or amortization superior to an existing class of shares, such as preferred shares (in which case we would be required to delist from the Novo Mercado segment in accordance with its rules); (ii) changing the mandatory distribution; (iii) changing the corporate purpose; (iv) entering into any merger, consolidation or reorganization of the Company; (v) dissolving or liquidating the Company, and (vi) participating in a group of companies defined under the Brazilian Corporate Law. In the case of (i), the vote of the holders of a majority of issued and outstanding shares of the affected class is also required.

General Shareholders’ Meetings are called and convened by the chairman of our Board of Directors and are presided over by the chairman of our Board of Directors, or a person designated by him. The chairman of the meeting shall select a secretary from among the meeting’s attendees. Shareholders’ Meetings also may be called by (i) any shareholder, if our Board of Directors fails to call a Shareholders’ Meeting within 60 days after the date on which it is so required; (ii) shareholders holding at least 5% of our shares if our Board of Directors fails to call a meeting within eight days after receipt of a justified request to call the meeting and by those shareholders indicating the proposed agenda; (iii) shareholders holding at least 5% of our shares if our Board of Directors fails to call a meeting within eight days after receipt of a request to call the meeting to form a Fiscal Council; and (iv) our Fiscal Council, if one exists, in the event that the Board of Directors fails to call an Annual General Shareholders’ Meeting within a month of the required date. The Fiscal Council may also call an Extraordinary General Shareholders’ Meeting in the specific context set forth in the Brazilian Corporate Law.

Location of our Shareholders’ Meeting

Our Shareholders’ Meetings usually take place at our headquarters in the city of São Paulo, located in the state of São Paulo. The Brazilian Corporate Law permits us to hold Shareholders’ Meetings elsewhere in the event of force majeure, provided that the meetings are held in the city of São Paulo and a notice of the meeting clearly indicates where the meeting is to occur.

Also, pursuant to the terms of the CVM Resolution 81/22, as amended, the Shareholders’ Meeting may occur through a digital platform. Accordingly, the shareholders shall attend the meeting through remote voting form and through digital platform, in person or by a duly appointed attorney-in-fact.

Notice of a Shareholders’ Meeting

According to the Brazilian Corporation Law, all call notices of General Meetings must be published at least three times in a newspaper widely circulated, which, in Ultrapar’s case, is the Valor Econômico and in the newspaper’s website. The call notice must include, in addition to the place, date and time, the agenda of the meeting and, in the case of a proposed amendment to the Ultrapar Bylaws, a description of the subject matter of the proposed amendment.

Conditions of admission to our Shareholders’ Meeting

Our Bylaws provide that, in order to attend a Shareholders’ Meeting, each shareholder must furnish a share statement issued by the bookkeeping or custodian institution that indicates the number of shares of record held. The Company shall determine the deadline for the shareholders to furnish the share statement on the notice of the Shareholders’ Meeting. Shareholders represented by proxy must send to the Company the respective power of attorney also prior to the meeting. The attorney-in-fact must have been appointed less than a year prior to the meeting, and the power of attorney must be granted to a shareholder, corporate officer, lawyer, or financial institution.

The shareholders which are investment funds must send the Company, within the same period mentioned in the paragraph above: (i) evidence of the capacity of fund manager conferred upon the individual or legal entity representing the shareholder at the Shareholders’ Meeting, or the proxy granting such powers; (ii) the corporate action of the manager, in case it is a legal entity, granting powers to the representative attending the Shareholders’ Meeting or to whom the power of attorney has been granted; and (iii) in the event the representative or attorney-in-fact is a legal entity, the same documents referred to in (ii) above, as related thereto.

We will verify in good faith the validity of the documents showing the capacity of a shareholder’s representative and will presume the truthfulness of the credible statements made by such representative. However, shareholders will be prohibited from participating in any meeting if such shareholders or their representatives fails to present the respective power of attorney or the custodian’s statement (if shares are held through a custodian institution).

In the event a shareholder participates in a meeting without proper representation as mentioned in the paragraph above, or in case such shareholder does not own the number of shares claimed to be owned by it, we will notify such shareholder about the issue and will disregard the votes cast by such shareholder at the meeting. In addition, regardless of whether we hold another Shareholders’ Meeting to vote on the same matters, such shareholders will be liable for any losses and damages arising from their acts.

Should a dispute arise with respect to exclusion from a meeting under such circumstance, the dispute will be submitted to arbitration as provided for in the Novo Mercado regulations and pursuant to our Bylaws.

C.Material contracts

2020 Shareholders’ Agreement

On August 18, 2020, Ultra S.A. and Parth entered into the 2020 Shareholders’ Agreement to include Pátria, in its capacity as Ultra S.A.'s shareholder then holding a 20% stake in Ultra S.A.'s capital stock, as consenting intervening party, therefore bound by the provisions of the 2020 Shareholders' Agreement. The 2020 Shareholders’ Agreement replaced the 2018 Shareholders’ Agreement in its entirety, and the terms and conditions remained substantially the same of the latter. On September 28, 2021, Ultra S.A. informed the Company that Mr. Marcos Marinho Lutz became a shareholder of Ultra S.A., holding 2.4% of its capital stock, and became a signatory of the 2020 Shareholders’ Agreement. A total of 34.7% of the Company’s capital stock is bound by the 2020 Shareholder’s Agreement as of April 14, 2023. See “Exhibit 2.10—Shareholders’ Agreement dated August 18, 2020.”

Extrafarma’s sale agreement

In May 2021, Ultrapar entered into a share purchase agreement for the sale of all shares of Extrafarma to Pague Menos and, in August 2022, the transaction was closed. The total sale price of R$700.0 million was adjusted by the variations in working capital and the net debt position of Extrafarma of R$37.7 million resulting in the total amount of R$737.7 million, which was settled on August 1, 2022. The payment of the two remaining installments of R$182.7 million each will be made in August 2023 and August 2024 by Pague Menos. The Company held 100% of Extrafarma participation, through its subsidiary Ipiranga.

Oxiteno’s sale agreement

In August 2021, we announced the signing of a share purchase agreement for the sale of all shares of Oxiteno to Indorama and, on April 1, 2022, the transaction was closed. The initial payment of US$1,150.0 million (equivalent to R$5,449.6 million), adjusted by the variations in working capital and net debt position of Oxiteno of US$176.4 million (equivalent to R$834,0 million), resulted in the total initial payment of US$1,326.4 million (equivalent to R$6,283.6 million), which was settled on April 1, 2022. The conversions between U.S. dollars and Brazilian Reais were based on the exchange rate of R$4.74 to US$1.00, the commercial selling rate for U.S. dollars as of the closing day of the transaction, as reported by the Central Bank.

The final payment of US$150.0 million (equivalent to R$783.0 million as of December 31, 2022) will be settled in April 2024. Oxiteno was a wholly-owned subsidiary of the Company.

D.Exchange controls

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

Foreign investors may register their investment in our shares under the Resolution 278 of the Central Bank, dated as of December 31, 2022, as amended, or the Resolution 278, or under the Resolution 4,373 of the National Monetary Council, dated as of September 29, 2014. Registration under the Resolution 4,373 affords favorable tax treatment to foreign investors who are not residents in a “tax haven” jurisdiction (i.e. countries that do not impose income tax or where the maximum income tax rate is lower than 17%), as defined by the Brazilian tax laws.

Portfolio foreign investments are regulated by the Resolution 4,373 and the CVM Resolution 13/20 (as amended by the CVM Resolution 64/21). The Resolution 4,373 provides that foreign investors may invest in financial and capital markets in Brazil, including by means of the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers, provided that certain requirements are fulfilled.

Under the Resolution 4,373, foreign investors may invest in the same instruments and operational modalities available to the investors residing or domiciled in Brazil. The definition of foreign investor includes individuals, legal entities, funds, and other collective investment entities, residing, domiciled, or headquartered abroad.

Pursuant to Annex I of the Resolution 4,373 and the CVM Resolution 13/20 (as amended by the CVM Resolution 64/21), among the requirements applicable, in order to invest in Brazil under the mentioned resolution, a foreign investor must:

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
  Through its representative in Brazil, register its foreign investment with the Central Bank; and
  Appoint an authorized custodian in Brazil for its investments, which must be a financial institution or entity duly authorized by the Central Bank or the CVM. Pursuant to article 2, §4º of the Annex I of the Resolution 4,373, individuals are not subject to this requirement.

Securities and other financial assets held by non-Brazilian investors pursuant to Annex I of the Resolution 4,373 must be registered or maintained in deposit accounts or under the custody of an entity duly authorized by the Central Bank or the CVM, as applicable, or be registered with clearing houses and other entities that provide services of registration, clearing and settlement duly licensed by the Brazilian Central Bank or the CVM, as applicable. In the case of Depositary Receipts (DRs), the record must be made by the Brazilian custodian entity on behalf of the foreign depositary institution.

Annex II of the Resolution 4,373 of the National Monetary Council provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers.

For purposes of the mandatory registration with the Central Bank of foreign investments in the Brazilian financial and capital markets, the Resolution 4,373 expressly provides that simultaneous foreign exchange transactions (i.e. without effective transfer of funds to or from abroad) shall be required in specific situations, including (i) conversion of credits held by foreign investors in Brazil into foreign investment in the financial and capital markets; (ii) transfer of investments made in depositary receipts to the modality of foreign direct investments (or investimento estrangeiro direto) under the Resolution 277 or investments in the Brazilian financial and capital markets under Annex I of the Resolution 4,373; and (iii) transfer of investments in the Brazilian financial and capital markets under Annex I of the Resolution 4,373 to the modality of foreign direct investments (or investimento estrangeiro direto) under the Resolution 277.

In addition, the Resolution 4,373 does not allow foreign investors to perform investments or sell the invested assets outside of organized markets, except as expressly authorized by the CVM through specific regulation or according to the exceptions provided in the CVM Resolution 13/20 (as amended by the CVM Resolution 64/21). Pursuant to the CVM Resolution 13/20 (as amended by the CVM Resolution 64/21), the exceptions for investments outside of organized markets include subscription, stock bonus, initial public offers and the exercise of put options for shareholders that remain following a tender offer, among others.

Foreign investors must be registered with the Brazilian Internal Revenue Service (“Receita Federal”) pursuant to the Nominative Instruction 2,119, dated as of December 6, 2022, as amended, and the Nominative Instruction 1,548, dated as of February 13, 2015, as amended. This registration process is undertaken by the investor’s legal representative in Brazil.

The right to convert dividend payments and proceeds from the sale of our shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investment be electronically registered with the Central Bank and the CVM.

We have obtained a certificate of registration in the name of The Bank of New York Mellon, the depositary, with respect to our ADS program. Pursuant to this certificate, the custodian and the depositary are able to convert dividends and other distributions with respect to the shares represented by ADSs into foreign currency and to remit the proceeds outside Brazil. In order for a holder of our ADSs to surrender its ADSs for the purpose of withdrawing the shares represented thereby, the investor is required to register as a Resolution 4,373 investor and meet the requirements mentioned above, as well as register its investment with the Central Bank. If the investor’s representatives fail to obtain or update the relevant certificates of registration, the investor may incur additional expenses or be subject to operational delays which could affect its ability to receive dividends or distributions relating to the shares or the return of its capital in a timely manner. An investor who surrenders its ADSs and withdraws the shares thereunder may be subject to less favorable Brazilian tax treatment on the gains from the disposition of the investment than a holder of ADSs.

E.Taxation

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

Brazilian tax considerations

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

The Law No. 12,973/14 established new rules regarding the withholding tax exemption available on the payment of dividends and interest on capital. The legislation had no material impact, as foreseen by the tax consultants in the 20-F form in the previous year.

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

Interpretation of the discussion on the definition of “favorable tax jurisdiction.” On June 4, 2010, Brazilian tax authorities enacted the Normative Instruction 1,037 listing (i) the countries and jurisdictions considered as favorable tax jurisdiction or where local legislation does not allow access to information related to the shareholding composition of legal entities to their ownership or to the identity of the effective beneficiary of the income attributed to non-residents, or “tax haven” jurisdictions, and (ii) the privileged tax regimes, whose definition is provided by the Law No. 11,727/08. Although we believe that the best interpretation of the current tax legislation could lead to the conclusion that the above mentioned “privileged tax regime” concept should apply solely for purposes of Brazilian transfer pricing, thin capitalization and controlled foreign company rules, we cannot assure you whether subsequent legislation or interpretations by the Brazilian tax authorities regarding the definition of a “privileged tax regime” provided by the Law No. 11,727/08 will also apply to a non-Brazilian holder on payments potentially made by a Brazilian source.

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

We recommend prospective investors to consult their own tax advisors from time to time to verify any possible tax consequences arising of the Normative Ruling No. 1,037/10 and the Law No. 11,727/08. If the Brazilian tax authorities determine that the concept of “privileged tax regime” provided by the Law No. 11,727/08 will also apply to a non-Resident Holder on payments potentially made by a Brazilian source, the withholding income tax applicable to such payments could be assessed at a rate up to 25%.

Payments of interest on capital. The Law No. 9,249/95 permits Brazilian corporations to make distributions to shareholders of interest on capital, or interest attributed to shareholders’ equity.

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

As a general rule, any payment of interest on capital to shareholders (including holders of ADSs in respect of shares) is subject to a withholding income tax at a rate of 15%, or 25% if the non-Brazilian holder is domiciled in a “tax haven” jurisdiction (“tax haven holder”). These payments may be included, net of withholding income taxes, as part of any mandatory dividend.

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

Taxation of gains. According to the Law No. 10,833/03 the gains recognized on a disposal of assets located in Brazil, such as our shares, by a non-Brazilian holder, are subject to withholding income tax in Brazil. This rule is applicable regardless of whether the disposal is conducted in Brazil or abroad and/or if the disposal is made to an individual or entity resident or domiciled in Brazil, or not.

As a general rule, capital gains realized as a result of a disposal transaction are the positive difference between the amount realized on the disposal of the shares and the respective acquisition cost.

Under the Brazilian law, however, income tax rules on such gains may vary depending on the domicile of the non-Brazilian holder, the type of registration of the investment by the non-Brazilian holder with the Brazilian Central Bank and how the disposition is carried out, as described below.

Capital gains realized by non-Brazilian holders on the disposal of shares sold on the Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market):

  Are subject to the withholding income tax at a 0% rate when realized by a non-Brazilian holder that (i) has registered its investment in Brazil before the Central Bank under the rules of the Resolution 4,373 issued by the Brazilian Monetary Counsel (“registered holder”) and (ii) is not resident or located in a country or location which is defined as a “favorable tax jurisdiction”, as described above; and
  Are subject to income tax at a rate of 15% with respect to gains realized by (i) a non-Brazilian holder that is not a registered holder (including a non-Brazilian holder who qualifies under the Law No. 4,131/62) and is not resident or domiciled in a “favorable tax jurisdiction” and (ii) gains earned by tax haven holders that are registered holders. In this case, a withholding income tax of 0.005% shall be applicable and withheld by the intermediary institution (i.e., a broker), and can be later offset against any income tax due on the capital gain.

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

Furthermore, according to the general rules set forth in the Law No. 13,259/16, any other gains on the disposal of shares (out of the Brazilian stock exchange and qualified under the Law No. 4,131/62) are subject to income tax at a progressive rate from 15% to 22.5%, or 25% if the resident is located in a “favorable tax jurisdiction” or tax haven.

Sale of ADS and shares by non-Brazilian holders to other non-residents in Brazil

Pursuant to Section 26 of the Law No. 10,833/03, the sale of property located in Brazil involving non-resident investors is subject to Brazilian income tax as of February 1, 2004. Our understanding is that ADSs do not qualify as property located in Brazil and, thus, should not be subject to the Brazilian withholding tax. We cannot assure you, however, that the Brazilian tax authorities or the Brazilian courts will agree with this interpretation. As a result, gains on a disposition of ADSs by a non-Brazilian holder to a non-resident, in the event that courts determine that ADSs would constitute assets located in Brazil, may be subject to income tax in Brazil according to the rules applicable to our common shares, as described above.

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

Alternatively, the non-Brazilian holder is also entitled to register with the Central Bank the U.S. dollar value of such shares as a foreign direct investment under the Law No. 4,131/62, in which case the respective sale would be subject to the tax treatment of non-Brazilian holders that are not registered holders.

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

Taxation of foreign exchange transactions (IOF/exchange). IOF/exchange is imposed on the conversion of Reais into foreign currency and on the conversion of foreign currency into Reais. Currently, the applicable rate for most foreign currency exchange transactions is 0.38%, however, in the case of the settlement of foreign exchange transactions for the flow of capital into the country, made by foreign investors, for transactions in the financial and capital markets, the applicable rate is 0%. On March 15, 2022, the Brazilian Government issued the Decree 10,997/22, which establishes that IOF rate should be reduced to zero by 2029. The Brazilian Federal Government is permitted to increase the rate at any time, up to 25%. However, any increase in rates only applies to future transactions.

Taxation of bonds and securities transactions (IOF/bonds). The Law No. 8,894/94 created the IOF/bonds, which may be imposed on any transaction involving bonds and securities, even if the transaction includes Brazilian stock, futures or commodities exchange. The STF decided that the transfer of shares shall be taxed by IOF/bonds. The current rate of IOF/bonds with respect to transactions of shares is 0%. Regarding the ADSs, under the Decree No. 8,165/13 which amended the Decree No. 6,306/07, the IOF/bonds rate applicable to the transfer of shares listed on the Brazilian stock exchange, with the specific purpose of guaranteeing the issuance of depositary receipts in the foreign market, is currently 0%. The Brazilian government may increase the rate up to 1.5% per day during the terms of the securities, but only with respect to future transactions relating to shares or ADSs.

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

This discussion is based on the Code, administrative pronouncements, judicial decisions, and final, temporary and proposed U.S. Treasury regulations, in each case as in effect and available on the date hereof. All of the foregoing is subject to change (possibly on a retroactive basis), or differing interpretations, which could affect the U.S. federal income tax considerations described herein. There can be no assurance that the IRS or a court will not take a contrary position with respect to any U.S. federal income tax considerations described below. In addition, this discussion assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement and any other related document will be performed in accordance with its terms.

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

Passive foreign investment company

In general, certain adverse consequences could apply to a U.S. holder if we are treated as a PFIC for any taxable year during which the U.S. holder holds our shares or ADSs. A non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either (i) at least 75% of its gross income consists of “passive income”, such as dividends, interest, rents, royalties and certain gains, including certain gains from commodities transactions, other than those that meet the Commodity Exception, or (ii) at least 50% of the average quarterly value of its gross assets is attributable to assets that produce or are held for the production of passive income.

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

If we are a PFIC for any taxable year during which a U.S. holder holds our shares or ADSs, a U.S. holder of our shares or ADSs may be subject to imputed interest charges and other generally adverse tax consequences with respect to any gain from the sale, exchange or other taxable disposition of, and certain “excess distributions” with respect to, our shares or ADSs. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of (i) the three preceding taxable years or (ii) a U.S. holder’s holding period for the shares or ADSs will be treated as “excess distributions.” Under these special tax rules: (A) any excess distributions or gain will be allocated ratably to each day in the U.S. holder’s holding period for the shares or ADSs, (B) the amount allocated to the taxable year of disposition, and any taxable year prior to the first taxable year in which we are a PFIC, will be treated as ordinary income, and (C) the amount allocated to each other taxable years that we were a PFIC will be subject to tax at the highest tax rate applicable to ordinary income in effect for such taxpayer for each such earlier taxable year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

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

If a company that is a PFIC provides certain information to U.S. holders, a U.S. holder can then avoid certain adverse tax consequences described above by making a “qualified electing fund” election to be taxed currently on its proportionate share of the PFIC’s ordinary income and net capital gains. However, a qualified electing fund election will not be available to U.S. holders because we do not intend to provide the necessary information to allow U.S. holders to make such an election for any tax year in which we are a PFIC.

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

Foreign tax credit for Brazilian taxes

Any Brazilian IOF/exchange tax imposed on a purchase of our shares or ADSs or IOF/bonds tax imposed on a transaction (as discussed above under “Brazilian tax considerations”) will not be treated as a creditable foreign tax for U.S. federal income tax purposes. U.S. holders should consult their tax advisors regarding the tax consequences of these Brazilian taxes.

Certain reporting requirements

Certain U.S. holders are required to report to the IRS information relating to an interest in our shares or ADSs, subject to exceptions (including an exception for shares or ADSs held in accounts maintained by certain financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they held an interest in our shares or ADSs. If a U.S. holder holds our shares or ADSs in any year in which we are treated as a PFIC with respect to such U.S. holder, the U.S. holder will be required to file IRS Form 8621. U.S. holders should consult their tax advisors regarding the application of the U.S. information reporting rules to their particular circumstances.

THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS INTENDED FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE TAX ADVICE. U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES TO THEM OF AN INVESTMENT IN OUR SHARES OR ADSs.

F.Dividends and paying agents

Not applicable.

G.Statement by experts

Not applicable.

H.Documents on display

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

We also file financial statements and other periodic reports with the CVM located at Sete de Setembro Street, 111, Rio de Janeiro, Brazil, 20050-901. In addition, the CVM maintains a website that contains information filed electronically with them, which can be accessed over the internet at http://www.gov.br/cvm/pt-br.

You may obtain additional information about us on our website at http://ri.ultra.com.br/. The information contained therein is not necessarily part of this annual report.

I.Subsidiary information

Not applicable.

J.Annual report to security holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

You should read this discussion along with Note 31 to our Consolidated Financial Statements.

The main risks to which the Company and its subsidiaries are exposed reflect strategic/operational and economic/financial aspects. Strategic/operational risks (including, but not limited to, demand behavior, competition, technological innovation, and material changes in the industry structure) are addressed by Ultrapar’s management model. Economic/financial risks primarily reflect default of customers, behavior of macroeconomic variables, such as exchange and interest rates, as well as the characteristics of the financial instruments used by the Company, its subsidiaries and their counterparties. These risks are managed through control policies, specific strategies, and establishment of limits.

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

The governance of the management of financial risks follows the segregation of duties below:

  The execution of the Policy has done by corporate financial board, through its treasury department, with the assistance of the controllership, accounting, legal and tax departments;
  The monitoring of compliance of the Policy and possible issues is the responsibility of the Financial Risks Committee, (“Committee”), which is composed of the CFO, the Treasury and Controllership Director and at least two other directors designated by the CFO, who meet quarterly. The monthly monitoring of this policy standards is the responsibility of the CFO; and
  The approval of the Policy and the periodic assessment of the Company’s exposure to financial risks are subject to the approval of the Board of Directors of Ultrapar.

The Audit and Risks Committee advises the Board of Directors in the assessment of controls, management and exposure of financial risks and revision of the Policy. The Risks, Integrity and Audit Department monitors the standards compliance of the Policy and reports to the Audit and Risks Committee the risks exposure and compliance or noncompliance with the Policy.

Currency risk

The transactions of Ultrapar, through its subsidiaries, are located in Brazil and, therefore, the reference currency for risk management is the Brazilian Real (Ultrapar’s functional currency). Currency risk management is guided by neutrality of currency exposures and considers risks of Ultrapar and its subsidiaries and its exposure to changes in exchange rates. The Company considers as its main currency exposures the assets and liabilities in foreign currency.

The Company and its subsidiaries use exchange rate hedging instruments (especially between the Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, receipts and disbursements in foreign currency and net investments in foreign operations. Hedge is used in order to reduce the effects of changes in exchange rates on the Company’s income and cash flows in Reais within the exposure limits under its Policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, receipts and disbursements in foreign currency to which they are related. Assets and liabilities in foreign currencies are stated below, translated into Reais as of December 31, 2022, 2021 and 2020.

Assets and liabilities in foreign currency

In millions of Reais	2022	2021	2020
Assets in foreign currency
Cash, cash equivalents and financial investments in foreign currency (except hedging instruments)	311.0	122.2	1,413.3
Foreign trade receivables, net of allowance for expected credit losses	6.1	1.3	307.8
Other receivables	727.1	-	-
Other assets of foreign subsidiaries	280.7	186.5	1,767.6
Asset exposure in subsidiaries held for sales	-	3,839.2	-
	1,324.9	4,149.3	3,488.7
Liabilities in foreign currency
Financing in foreign currency gross of transaction costs and discount	(5,312.1)	(8,860.8)	(9,246.7)
Payables arising from imports	(1,940.0)	(649.1)	(633.0)
Liability exposure in subsidiaries held for sales	-	(884.4)	-
	(7,153.1)	(10,394.3)	(9,879.7)
Foreign currency hedging instruments	5,274.3	2,933.6	4,837.6
Foreign currency hedging instruments from subsidiaries held for sales	-	1,786.5	-
Net asset (liability) position – Total	(553.8)	(1,525.0)	(1,553.4)
Net asset (liability) position – Income statement effect	(553.8)	(498.6)	186.3
Net asset (liability) position – Shareholders’ equity effect in subsidiaries held for sale	-	(1,026.4)	(1,739.7)

Sensitivity analysis of assets and liabilities in foreign currency

For the base scenario, future market curves as of December 31, 2022, were applied on the Company’s net position exposed to the currency risk, simulating the effects of appreciation and devaluation of the Real in the income statement.

The table below shows the effect of exchange rate changes, based on the total liability position of R$553.8 million in foreign currency.

		Base
In millions of Reais	Risk	Scenario
Income statement effect	Real devaluation	(26.6)
	Net effect	(26.6)
Income statement effect	Real appreciation	26.6
	Net effect	26.6

Interest rate risk

Ultrapar adopts policies for borrowing and investing financial resources and for capital cost minimization. The financial investments of Ultrapar are primarily held in transactions linked to the DI. Our borrowings primarily relate to financings from debentures, Banco do Brasil, and borrowings in foreign currency.

Ultrapar seeks to maintain most of its financial assets and liabilities at floating rates.

The table below provides information as of December 31, 2022 about our consolidated debt in foreign currency and in Reais that are subject to variable and fixed rates of interest. The table summarizes information on instruments and transactions that are sensitive to foreign currency exchange rates and interest rates:

				Principal by year of maturity(1)
Debt	Weighted average interest rate	Fair value	Book value	2023	2024	2025	2026	2027	2028 and thereafter
	(in millions of Reais)
U.S. dollar borrowings	5.0%	5,133.3	5,135.6	686.8	(5.2)	499.6	2,268.7	-	1,685.7
Borrowings indexed to the IPCA	IPCA + 5.0%	3,493.6	3,493.6	30.4	723.7	283.0	(9.3)	-	2,465.9
Borrowings indexed to the DI	103.2% of the DI	2,373.8	2,460.7	2,460.7	-	-	-	-	-
R$ borrowings	6.5%	81.5	81.5	0.5	89.9	(8.8)	-	-	-
Euro borrowings	2.9%	54.5	54.5	54.5	-	-	-	-	-
Subtotal		11,136.9	11,226.0	3,232.9	808.4	773.7	2,259.5	-	4,151.6
Unrealized losses on swaps transactions		524.3	524.3	127.8	9.5	9.2	9.2	-	368.6
Total		11,661.2	11,750.4	3,360.7	817.9	783.0	2,268.6	-	4,520.2

(1) Figures include interest accrued through December 31, 2022.

For more information about our interest rate risk, see Note 31.c to our Consolidated Financial Statements.

Credit risk

The financial instruments that would expose the Company and its subsidiaries to credit risks of the counterparty are basically represented by cash and cash equivalents, financial investments, hedging instruments and trade receivables. See Notes 5, 6 and 31.d to our Consolidated Financial Statements.

Customer credit risk. The credit policy establishes the analysis of the profile of each new customer, individually, regarding their financial condition. The review carried out by the subsidiaries of the Company includes the evaluation of external ratings, when available, financial statements, credit bureau information, industry information and, when necessary, bank references. Credit limits are established for each customer and reviewed periodically, in a shorter period the greater the risk, depending on the approval of the responsible area in cases of sales that exceed these limits.

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

Such credit risks are managed by each business unit through specific criteria for acceptance of customers and their credit rating and are additionally mitigated by the diversification of sales. The subsidiaries of the Company request from customers secured by trade receivables and other receivables in certain circumstances, but such security arrangements are not taken account of when calculating the risk of loss. As of December 31, 2022, the loss allowance for expected credit losses on their trade receivables recorded for Ipiranga, Ultragaz and Ultracargo were R$373.5 million, R$120.1 million and R$2.5 million, respectively. In addition, as of December 31, 2022, no single customer or group accounts for more than 10% of total revenue. For further information, see Notes 6.a, 6.b and 31.d.3 to our Consolidated Financial Statements.

Credit risk of financial institutions. Such risk results from the inability of financial institutions to comply with their financial obligations to the Company and its subsidiaries due to insolvency. Ultrapar regularly conduct a credit analysis of the institutions with which they hold cash and cash equivalents, financial investments, and hedging instruments through various methodologies that assess liquidity, solvency, leverage, portfolio quality, etc. Cash and cash equivalents, financial investments, and hedging instruments are held only with institutions with a solid credit history, chosen for safety and soundness. The volume of cash and cash equivalents, financial investments, and hedging instruments are subject to maximum limits by each institution and, therefore, require diversification of counterparties.

Government credit risk. The Company’s Policy allows investments in government securities from countries classified as investment grade AAA or Aaa by specialized credit rating agencies (S&P, Moody’s and Fitch) and in Brazilian government bonds. The volume of such financial investments is subject to maximum limits by each country and, therefore, requires diversification of counterparties.

The credit risk of financial institution and government related to cash, cash equivalents and financial investments is summarized below:

	Fair value (in millions of Reais)
Counterparty credit rating	2022	2021	2020
AAA	5,721.0	3,606.0	8,190.4
AA	809.6	740.9	317.9
A	3.5	116.6	163.8
Others	50.9	-	-
Total	6,585.0	4,463.5	8,672.2

Commodity price risk

The Company and its subsidiaries are exposed to commodity price risk, resulting from the fluctuation of diesel and gasoline prices, among others. These products are traded on the stock exchange and are subjected to the impacts of macroeconomic and geopolitical factors outside the control of the Company and its subsidiaries.

To mitigate the risk of the fluctuation of diesel and gasoline prices, the Company and its subsidiaries permanently monitor the market, seeking protection against price movements through hedge transactions for imports, using contracts of derivative for heating oil (diesel) and RBOB (gasoline) traded on the stock exchange.

The table below shows the positions of derivative financial instruments to hedge commodity price risk as of December 31, 2022 and 2021:

Derivative	Contract			Notional (m3)		Notional (US$ million)		Fair value		Sensitivity analysis (∆ 10%)
	Position	Commodity	Maturity	2022	2021	2022	2021	2022	2021	2022	2021
								R$ million	R$ million	R$ million	R$ million
Term	Sold	Heating Oil	Jul-23	158,828	167,255	150.5	103.1	(52.2)	2.3	(124.3)	(55.1)
Term	Sold	RBOB	Jan-23	52,466	29,413	31.4	17.1	(15.5)	(1.0)	(33.4)	(10.6)
								(67.7)	1.3	(157.7)	(65.7)

Liquidity risk

The Company’s main sources of liquidity derive from (i) cash, cash equivalents and financial investments, (ii) cash generated from operations and (iii) financing. The Company believes that these sources are sufficient to satisfy its current funding requirements, which include, but are not limited to, working capital, capital expenditures, amortization of debt and payment of dividends.

The Company periodically examines opportunities for acquisitions and investments. The Company considers different types of investments, either directly, through joint-ventures, or through associated companies, and finance such investments using cash generated from operations, debt financing, through capital increases or through a combination of these methods.

The Company believes it has sufficient working capital to satisfy its current needs. The consolidated debt due over the next twelve months totals R$3,744.3 million, including estimated interests on loans. As of December 31, 2022, the Company had R$6,142.1 million in cash, cash equivalents and short-term financial investments (for quantitative information, see Notes 5 and 17.a to our Consolidated Financial Statements).

For a summary of the Company financial liabilities and leases payable as of December 31, 2022, see Note 31.e to our Consolidated Financial Statements.

Capital management

The Company manages its capital structure based on indicators and benchmarks to ensure the continuity of its business while maximizing returns to shareholders by optimizing its debt and capital structure.

The Company’s capital structure is composed of Net Debt (representing the sum of Gross Debt and leases payable minus cash, cash equivalents, financial investments and derivative financial instruments) and equity. The Company can change its capital structure depending on the economic and financial conditions, in order to optimize its financial leverage and capital management. The Company seeks to improve its return on invested capital by implementing efficient working capital management and a selective investment program.

Annually, the Company and its subsidiaries revise their capital structure, evaluating the cost of capital and the risks associated with each class of capital and through the leverage ratio analysis, which is determined as the ratio between Net Debt and equity. For a reconciliation of Net Debt, see “Item 4.B. Information on the Company—Business overview—Key financial information.”

The leverage ratio at the end of the year is the following:

	As of December 31,
	2022	2021
In millions of Reais (except when indicated)
Net Debt (A)	6,689.2	13,262.5
Equity (B)	12,175.0	10,469.2
Leverage ratio (A/B)	54.9%	126.7%
128

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

The table below summarizes the position of hedging instruments entered by the Company:

a) Designated as hedge accounting

2022
Product	Hedged object	Contracted rates		Maturity	Notional amount (million)	Fair value (R$ million)		Gains (losses)
		Assets	Liabilities			Assets	Liabilities	Results
Foreign exchange swap	Financing	USD + 4.95%	106.7% DI	Sep/25	US$221.3	106.5	(9.2)	(121.3)
Foreign exchange swap	Financing	US$ + LIBOR-3M + 1.14%	105.0% DI	Jun/22	-	-	-	(21.6)
Foreign exchange swap	Financing	EUR + 3.42%	111.6% DI	Mar/23	EUR9.7	2.0	-	2.6
Interest rate swap	Financing	IPCA + 5.03%	102.9% DI	Jun/32	R$3,226.1	173.7	(59.8)	(143.8)
Term	Financing	6.47%	99.9% DI	Nov/24	R$90.0	-	(9.5)	(5.1)
NDF	Firm commitments	R$	Heating Oil/ RBOB	Jul/23	US$181.9	2.9	(70.6)	(945.0)
NDF	Firm commitments	R$	US$	Jan/23	US$127.2	4.7	(3.1)	53.8
					Total	289.9	(152.2)	(1.180.3)

2021
Product	Hedged	Rates agreement		Maturity	Notional amount (million)	Fair value (R$ million)		Gains (losses)
		Assets	Liabilities			Assets	Liabilities	Results
Foreign exchange swap	Financing	USD + 4.65%	104.9% DI	Sep/23	US$125.0	212.5	-	11.7
Foreign exchange swap	Financing	US$ + LIBOR-3M + 1.14%	105.0% DI	Jun/22	US$50.0	109.3	-	10.8
Interest rate swap	Financing	IPCA + 4.59%	102.0% DI	Sep/28	R$2,226.1	201.6	(35.2)	(17.9)
Interest rate swap	Financing	6.47%	99.9% DI	Nov/24	R$90.0	-	(9.0)	(10.1)
Term	Firm commitments	R$	Heating Oil/ RBOB	Jan/22	US$120.3	3.1	(1.8)	(130.8)
NDF	Firm commitments	R$	US$	Jan/22	US$68.4	7.0	(1.3)	0.8
					Total	533.6	(47.4)	(135.5)

b) Not designated as hedge accounting

2022
Product	Hedged	Rates agreement		Maturity	Notional amount (million)	Fair value (R$ million)		Gains (losses)
		Assets	Liabilities			Assets	Liabilities	Results
Foreign exchange swap	Debt	USD + 0.00%	53.0% DI	Jun/29	US$375,000	230.1	(9.2)	(85.5)
NDF	Firm commitments	USD	BRL	Jul/23	US$1,116,702	36.5	(54.1)	(440.4)
Interest rate swap	Debt	USD + 5.25%	DI - 1.36%	Jun/29	US$300,000	-	(308.8)	(266.4)
					Total	266.6	(372.1)	(792.3)
2021
Product	Hedged	Rates agreement		Maturity	Notional amount	Fair value (R$ million)		Gains (losses)
		Assets	Liabilities			Assets	Liabilities	Results
Foreign exchange swap	Debt	2.67%	100.0% DI	May/21	-	-	-	0.0
NDF	Firm commitments	USD	BRL	Jun/22	US$625,762	26.5	(23.1)	54.7
Interest rate swap	Debt	USD + 5.25%	DI – 1.36%	Jun/29	US$300,000	-	(126.8)	(109.1)
					Total	26.5	(149.8)	(54.3)

All transactions mentioned above were properly registered with the over-the-counter segment of B3.

Hedging instruments existing in 2022 are described below, according to their category, risk, and hedging strategy:

a – Hedging against foreign exchange exposure of liabilities in foreign currency. The purpose of these contracts is (i) to offset the effect of the change in exchange rates of debts or firm commitments in U.S. dollars by converting them into debts or firm commitments in Reais linked to DI, (ii) change a financial investment linked to the DI and (iii) change a financial investment linked to the DI and given as a guarantee to a loan in the U.S. dollar into a financial investment linked to the U.S. dollar. The tables below present our position in this category of swaps as of December 31, 2022:

	Maturity
Fixed interest	2023	2024 and thereafter
Notional amount (in millions of U.S. dollars)	125.0	471.3
Notional amount (in millions of Reais) (1)	652.2	2,459.3
Average receiving rate	US$ + 4.65%	US$ + 1.09%
Average payment rate	104.9% of the DI	51.9% of the DI

(1) Notional amount converted according to the commercial selling rate reported by the Central Bank (PTAX) as of December 31, 2022.

Fixed interest – Coupon only	2023	2024 and thereafter
Notional amount (in millions of U.S. dollars)	-	300.0
Notional amount (in millions of Reais) (1)	-	1,565.3
Average receiving rate	-	US$ + 5.25%
Average payment rate	-	DI – 1.36%

(1) Notional amount converted according to the commercial selling rate reported by the Central Bank (PTAX) as of December 31, 2022.

Fixed interest – EUR	2023	2024 and thereafter
Notional amount (in millions of EUR)	9.7	-
Notional amount (in millions of Reais) (1)	54.1	-
Average receiving rate	US$ + 3.42%	-
Average payment rate	111.6% of the DI	-

b – Hedging against fixed interest rate in Reais. The purpose of this contract is to change fixed interest rate of debentures issued in Reais to floating interest. The table below presents our position in this category of swaps as of December 31, 2022.

IPCA	Maturity 2024 and thereafter
Notional amount (in millions of U.S. dollars)	618.3
Notional amount (in millions of Reais) (1)	3,226.1
Average receiving rate	5.03% p.a. + IPCA
Average payment rate	102.9% of the DI

(1) Notional amount converted according to the commercial selling rate reported by the Central Bank (PTAX) as of December 31, 2022.

Fixed interest	2024 and thereafter
Notional amount (in millions of U.S. dollars)	17.2
Notional amount (in millions of Reais) (1)	90.0
Average receiving rate	6.47%
Average payment rate	99.9% of the DI

(1) Notional amount converted according to the commercial selling rate reported by the Central Bank (PTAX) as of December 31,2022.

c – Hedging against commodities exposure of operations. The purpose of these contracts results from the possibility of price oscillation regarding products marketed specially diesel (heating oil) and gasoline (RBOB). These price fluctuations may cause substantial alterations in the sales revenues and costs. The table below presents our position in this category of NDF’s as of December 31, 2022:

Term	Maturity 2023
Notional amount of NDF´s (in millions of U.S. dollars)	181.8
Notional amount of NDF´s (in millions of Reais) (1)	949.0
Position	Sold
Contract	Heating oil / RBOB

(1) Notional amount converted according to the commercial selling rate reported by the Central Bank (PTAX) as of December 31, 2022.
131

Hedge accounting

The Company uses derivative and non-derivative financial instruments for hedging purposes and test, throughout the duration of the hedge, their effectiveness, as well as the changes in their fair value.

The Company and its subsidiaries will not discontinue hedge accounting if the retrospective assessment of hedge effectiveness is not within the range of 80%-125% and the hedge relationship is subject to interest rate benchmark reforms. For hedge relationships that are not subject to interest rate benchmark reforms, the Company discontinues the hedge accounting if the retrospective effectiveness is not within the range of 80%-125%.

For more information about our fair value hedge, cash flow hedge or net investment hedge, see Note 31.h to our Consolidated Financial Statements.

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
132

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

Reimbursement of fees incurred in 2022

From January 1, 2022 to December 31, 2022, Ultrapar received from the depositary US$577.6 thousand, related to continuing maintenance expenses of the ADS facility, including but not limited to, investor relations expenses.

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

As approved by the Annual and Extraordinary General Shareholders’ Meeting held on April 13, 2022, the mandatory dividend to be paid to the shareholders was reduced to 25% of the adjusted net profit. This reduction aims to adjust our Bylaws to article 202, paragraph 2, of the Law No. 6,404/76, allowing a better cash allocation. The Company may, at its own discretion, pay more dividends to its shareholders.

ITEM 15. CONTROLS AND PROCEDURES

(a)Disclosure controls and procedures

Under our management’s supervision and with their participation, including our Chief Executive Officer and Chief Financial and Investor Relations Officer, we performed an evaluation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2022. The Company’s disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is (a) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (b) accumulated and communicated to our management, including the Chief Executive Officer and the Chief Financial and Investor Relations Officer, to allow timely decisions regarding required disclosure. Based on this evaluation, our Chief Executive Officer and Chief Financial and Investor Relations Officer concluded that, as of December 31, 2022, our disclosure controls and procedures were not effective due to a deficiency in the process of reassessing and reviewing accounting practices adopted when implementing complex transactions, as described below.

(b)Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial and Investor Relations Officer, and effected by our Board of Directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of inherent limitations of internal controls over financial reporting, including the possibility of improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Therefore, even those systems of internal control over financial reporting determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

In this context, our management, under oversight of our Board of Directors, has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022, based on the criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Based on such assessment and criteria, our management has identified a control deficiency that represents a material weakness in our internal control over financial reporting as of December 31, 2022. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness in our internal control over financial reporting as of December 31, 2022, identified by our management, is the inadequate design and implementation of effective management review controls for the accounting and presentation of complex transactions related to: (i) financial liabilities of customers and (ii) interest earned on escrow deposits.

The control deficiency described above resulted in errors related to the accounting for customer financial liaibilities and interest on escrow deposits, which were corrected prior to the issuance of the 2022 annual consolidated financial statements. Because this control deficiency creates a reasonable possibility that a material misstatement to the consolidated financial statements would not be prevented or detected on a timely basis, we concluded that it represents a material weakness in the Company’s internal control over financial reporting and that our internal control over financial reporting was not effective as of December 31, 2022.

(c)     Report of the independent registered public accounting firm on internal control over financial reporting

The Company’s independent registered public accounting firm, Deloitte Touche Tohmatsu Auditores Independentes Ltda., audited our internal control over financial reporting as of December 31, 2022, included in this Form 20-F, and their report, included herein, expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022.

The report of the independent registered public accounting firm appears on page F-5 of this annual report on Form 20-F.

(d)     Changes in internal control over financial reporting

Remediation of the material weaknesses identified as of December 31, 2021

Described below are the changes in internal controls over financial reporting that were made during 2022 in order to remediate the previously reported material weaknesses.

In response to the material weaknesses we had identified as of December 31, 2021, as disclosed in our annual report on Form 20-F for that year, during 2022, our management implemented plans to remediate the combination of deficiencies comprising such material weaknesses.

The remediation plan that our management implemented during the year ended December 31, 2022 included:

(a)   For the ineffective design of management review controls over the calculation of the income tax provision: (i) implementation of monthly reviews of the effective tax rate for each business units, monthly reviews of the accounting reconciliations for the registered income tax amounts, monthly reviews of all the rule tax system configurations modified before the income tax calculations, and monthly reviews of all the manual inputs in the tax systems; (ii) implementation of new segregation of duties in the tax systems; and (iii) redesign of existing controls, such as monthly review and approval of the income tax calculations and provisions for each of the Company’s business units, to ensure that management analysis is performed at the appropriate level of details.

(b)  For the ineffectiveness of controls over the completeness and accuracy of information used to support the existence of inventories held at third-party facilities: (i) formal training program to those who act as control owners at the business units in order to emphasize the importance of internal controls over financial reporting processes, and to explain the need for verification tests over the quality of information used to support the functioning of internal controls and appropriate documentation of such tests; (ii) redesign of existing controls, such as monthly reviews of the accounting reconciliations based on third-party confirmations of inventory amounts held by them; and (iii) correction of third-party information on our systems with accurate amounts for each location.

As of December 31, 2022, management completed the implementation of such remediation activities, and the implemented changes in our internal controls were tested by our management as part of its assessment of our internal control over financial reporting. Accordingly, management believes that the successful completion of these activities has remediated the material weaknesses identified in respect of the year ended December 31, 2021.

Remediation plan for the material weakness identified as of December 31, 2022

Described below are the planned changes in internal controls over financial reporting that we intend to implement in order to remediate the material weakness identified as of December 31, 2022.

Our management is actively engaged in the planning for, and implementation of, the remediation efforts to address the material weakness described on item b) above, which was initiated in 2022 and is expected to to be completed by the next annual assessment of the Company’s internal control over financial reporting. These efforts include restructuring the Company's controllership department, including:

•       Implementation of management review controls for the accounting and presentation of new complex and unusual transactions, in special related to financial liability of customer and escrow deposits.

•       Enhancement of the Company’s internal controls to identify, account for and formalize significant unusual transactions that involve the application of complex accounting.

ITEM 16. [RESERVED]
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

As of the date of this annual report, the Audit and Risks Committee appointed Mr. José Mauricio Pereira Coelho to act as financial expert as that term defined by the SEC in its final rules implementing Section 407 of the Sarbanes-Oxley Act of 2002. For a discussion of the role of our statutory Audit and Risks Committee, see “Item 6.C. Directors, senior management and employees—Board practices—Committees of the Board of Directors—Audit and Risks Committee.”

ITEM 16B. CODE OF ETHICS

In 2004, we established a Code of Ethics which covered (i) the Board of Directors; (ii) the whole Executive Board (including the Chief Executive Officer and the Chief Financial and Investor Relations Officer); (iii) the Fiscal Council of Ultrapar; (iv) the Board of Directors and Executive Board of its subsidiaries; and (v) remaining bodies with technical or advisory functions that are directly subordinated to the Board of Directors, to the Executive Board or to the Fiscal Council of Ultrapar. Our Code of Ethics was amended on June 17, 2009 to (i) improve certain existing items of the code by including examples of acceptable or unacceptable behavior and clarifying the language to avoid misunderstanding of such items and (ii) improve access to the channel for reporting non-compliance with the code. On July 31, 2013, we amended our Code of Ethics in order to increase the number of permanent members of the Conduct Committee from three to four members. On September 17, 2014 the Code of Ethics was fully revised. On December 13, 2017, our Board of Directors approved a new Code of Ethics, which came into effect on March 1, 2018. The Code of Ethics was fully revised on December 8, 2021 and came into effect on March 17, 2022. On March 29, 2023 the Code of Ethics was revised to include the principles and values of the Company with immediate effects. For the complete amended Code of Ethics please see our 6-K filed with the SEC on March 29, 2023. The objective of this code is (i) to reduce the subjectivity of personal interpretations of ethical principles; (ii) to be a formal and institutional benchmark for the professional conduct of the employees, including the ethical handling of actual or apparent conflicts of interests, becoming a standard for the internal and external relationship of Ultrapar with its stakeholders, namely: shareholders, clients, employees, partners, suppliers, service providers, labor unions, competitors, society, government and the communities in which it operates; and (iii) to ensure that the daily concerns with efficiency, competitiveness and profitability do not override ethical behavior.

Also, in 2014, we approved the Corporate Policy on Anti-Corruption and the Relationship with the Public and Private Sector, applicable to shareholders, employees of the Company, third parties and business partners when representing or acting on behalf of the Company. On December 13, 2017, our Board of Directors approved a new Corporate Policy on Anti-Corruption and the Relationship with the Public and Private Sector, which came into effect on March 1, 2018. On December 8, 2021, our Board of Directors approved a fully revised corporate policy on anti-corruption and relationship with public officials, which came into effect on March 17, 2022. This policy consolidates the guidelines for corruption prevention to be adopted in the relationship with public officers to protect the integrity and transparency of our businesses. For our complete revised Corporate Policy on Anti-Corruption and the Relationship with the Public and Private Sector, please see our 6-K filed with the SEC on March 21, 2022.

On September 21, 2016, our Board of Directors approved the Corporate Competition Policy applicable to employees of the Company, third parties and business partners. This policy establishes guidelines for preventing and combating violations of competition law and ensuring compliance with all competition laws, to be adopted by Ultrapar and its subsidiaries, as well as in corporate transactions in which they are involved. In October 2018, our Board of Directors approved a new Corporate Competition Policy.

Also in 2016, the Company approved the Conflict of Interests Policy applicable to employees of the Company, third parties and business partners when representing or acting on behalf of the Company. This policy provides for standard behaviors and professional conduct of the employees, including the ethical handling of actual or apparent conflicts of interests. The Policy was revised in 2021, now called the “Conflict of Interest and Related Party Transactions Corporate Policy.” You can obtain a copy of our Code of Ethics and of all mentioned policies above, free of charge, at our Investor Relations (www.ri.ultra.com.br), on “Governance” section, subsection “Bylaws, Codes and Policies.”

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The relationship with our independent registered public accounting firm in respect to the contracting of services unrelated to the external audit is based on principles that preserve the independence of the independent registered public accounting firm. Our Board of Directors approves our Consolidated Financial Statements, the performance by our independent registered public accounting firm of audit and permissible non-audit services, and associated fees, supported by our Audit and Risks Committee. See “Item 6. Directors, senior management and employees—Board practices—Committees of the Board of Directors—Audit and Risks Committee” for more information about the responsibilities of the Audit and Risks Committee.

Our Consolidated Financial Statements for the year ended December 31, 2022 were audited by the independent registered public accounting firm Deloitte Touche Tohmatsu Auditores Independentes Ltda.

Our Consolidated Financial Statements for the year ended December 31, 2021 were audited by the independent registered public accounting firm KPMG Auditores Independentes Ltda.

The following table describes the total amount billed to us by Deloitte Touche Tohmatsu Auditores Independentes Ltda. and KPMG Auditores Independentes Ltda. for the services performed in 2022 and 2021, respectively:

136

	2022	2021
	(in thousands of Reais)
Audit fees	6,031.5	8,212.8
Audit related fees	348.1	551.0
Tax fees	119.2	-
All other fees	-	-
Total consolidated fees	6,498.7	8,763.8

“Audit fees” are the aggregate fees billed by our independent registered public accounting firm for the audit of our Consolidated Financial Statements, reviews of interim financial information and attestation services that are provided in connection with statutory and regulatory filings or engagements.

“Audit related fees” are fees related to procedures in connection with the offering process of securities and assurance services related to the Integrated Report.

"Tax fees" are fees related to tax compliance services over ECF ("Escrituração Contábil Fiscal" - Tax Return for companies in Brazil).

Pre-approval policies and procedures

In order to adapt to the new rules for the Novo Mercado segment, the Annual and Extraordinary General Shareholders’ Meeting held on April 10, 2019 decided that our Audit and Risks Committee must function on a permanent basis to advise the Board of Directors. This committee is responsible for recommending to the Board of Directors the retention and dismissal of independent audit services, as well as proposing to the Board of Directors the nomination of the independent auditor and their replacement and to define the pre-approval policy for hiring services that may be provided by the independent auditor.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

We did not purchase any shares issued by the Company in 2022.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Under the rules of the NYSE, foreign private issuers are subject to a more limited set of corporate governance requirements than are U.S. domestic issuers. As a foreign private issuer, we must comply with four principal NYSE corporate governance rules: (i) we must satisfy the requirements of Exchange Act Rule 10A–3 relating to audit committees; (ii) our Chief Executive Officer must promptly notify the NYSE after any executive officer becomes aware of any material non-compliance with the applicable NYSE rules; (iii) we must provide the NYSE with annual and interim written affirmations; and (iv) we must provide a brief description of any significant differences between our corporate governance practices and those followed by U.S. companies under NYSE listing standards.

The significant differences between our corporate governance practices and the NYSE corporate governance standards are as follows:

Independence of Directors

NYSE rules require that a majority of the Board of Directors must consist of independent directors as defined under NYSE rules. Under the Brazilian Corporate Law, we are not required to have a majority of independent directors.

The Brazilian Corporate Law requires that our directors be elected by our shareholders at a General Shareholders’ Meeting. According to the rules of Novo Mercado, 20% or at least two of the members of our Board of Directors, whichever is greater, must be independent. As of the date of this annual report, our Board of Directors had 7 members that meet the independence requirements pursuant to the rules of Novo Mercado. Furthermore, according to our Bylaws, at least 1/3 or two, whichever is higher, members of our Board of Directors must be independent.

The rules for the Novo Mercado segment, in force as of January 2, 2018, require the companies to assure the independence of the members of the Board of Directors, based on their relationship with the Company, its direct or indirect controlling shareholder (if applicable), its directors and its executive officers; and subsidiaries, affiliates and joint-ventures. According to these requirements a board member will not be considered independent if he/she (i) is the direct or indirect controlling shareholder of the Company; (ii) has his/her voting rights at the board meetings bound to a shareholders’ agreement regarding matters related to the Company; (iii) is a spouse, partner or direct or collateral first/second-degree relative of the controlling shareholder or of any executive officer of the Company or the controlling shareholder; (iv) was an employee or executive officer of the Company or its controlling shareholder in the past three years.

Furthermore, the rules of the Novo Mercado establish that when deciding whether Board members are independent, some situations must be analyzed in order to verify whether they entail loss of independence due to the characteristics, magnitude and extent of the relationship, as follows: (i) “are they a first/second-degree relative of the controlling shareholder or of any executive officer of the company or the controlling shareholder?”; (ii) “have they been an employee or executive officer the company’s subsidiaries, affiliates or joint-ventures in the past three years?”; (iii) “do they have a business relationship with the company, its controlling shareholder, or a subsidiary, affiliate or joint-venture?”; (iv) “do they hold a position in a firm or entity that has a business relationship with the company or with its controlling shareholder, whereby they have decision-making power regarding the activities of the firm or entity?”; (v) “do they receive any compensation from the company, its controlling shareholder, or a subsidiary, affiliate or joint-venture other than the compensation relating to their position as a member of the board of directors or committees of the company, its controlling shareholder, or its subsidiaries, affiliates and joint-ventures, excluding income from shares in the company and benefits from supplementary pension plans?”

Once such requirements are met, the General Shareholders’ Meeting shall then be entitled to decide whether a person nominated as member of the Board of Directors is independent and may base its decision (i) on a declaration submitted to the Board of Directors in which the nominee attests and justify his/her compliance with the independence requirements or (ii) on the opinion of the Board of Directors expressed in management’s proposal to the General Shareholders’ Meeting that elects directors and officers regarding the candidate’s compliance or non-compliance with the independence criteria.

At the Annual and Extraordinary General Shareholders’ Meeting held on April 14, 2021, our Bylaws were amended to reflect the new independence requirements, and the election of the Board of Directors deliberated upon such General Shareholders’ Meeting contemplated said requirements and procedures.

As of the date of this annual report, our Board of Directors consists of nine members, eight of them being non-executive members and seven of whom were independent, according to the Brazilian Novo Mercado Listing Rules. One of the non-independent board members is the Chief Executive Officer of Ultrapar, as of the date of this annual report. The other non-independent board member is related, directly or indirectly, to Ultra S.A. See “Item 6.C. Directors, senior management and employees—Board practices” and “Exhibit 1.1—Bylaws of Ultrapar, dated as of April 19, 2023.”

On September 22, 2021, we announced the succession plan of the leadership of our Board of Directors, developed under the leadership of the Chairman of the Board at that time, Pedro Wongtschowski, whose mandate ended in April 2023. As part of such plan, as of January 2022, Marcos Lutz assumed the position of Chief Executive Officer of the Company, succeeding Frederico Curado, who assumed the position of Vice-Chairman of the Board of Directors, after Lucio de Castro Andrade Filho retired at the end of 2021. On April 13, 2022, the Annual and Extraordinary General Shareholders’ Meeting elected Frederico Curado to act as board member with term of office until the mandate term of the Board of Directors elected in 2021 is completed.

As of December 31, 2022, no member of the Board had any material relationship with the Company, either directly or as a partner or officer of an organization that has relationship with Ultrapar, except for their interest as shareholders of Ultrapar or Ultra S.A. Participações, when applicable, as mentioned above. The Brazilian Corporate Law, the Novo Mercado Listing rules and the CVM establish rules relating to the qualification of the members of our Board of Directors and our executive officers, including their compensation, duties, and responsibilities. We believe these rules provide adequate assurances that our directors are independent according to the independence tests established by the NYSE.

Executive sessions

NYSE rules require that the non-management directors must meet at regularly scheduled executive sessions without management present. As of December 31, 2022, such provision was not applicable to Ultrapar given that none of our directors were an executive officer of the Company. On April 19, 2023, Marcos Marinho Lutz, Ultrapar’s Chief Executive Officer, was elected as the Vice-Chairman of the Board of Directors for a two-year term. Thus, the Company shall have executive sessions without management present.

Committees

NYSE rules require that U.S. domestic listed companies have a nominating/corporate governance committee and a compensation committee composed entirely of independent directors and governed by a written charter addressing the committee’s purpose and responsibilities. Under the Brazilian Corporate Law, we are not required to have a nominating committee, a corporate governance committee or a compensation committee. Notwithstanding, our Bylaws provides for a People Committee, a Strategy Committee, and an Audit and Risks Committee as ancillary bodies of the Board of Directors. See “Item 6.C. Directors, senior management and employees—Board practices” and “Exhibit 1.1—Bylaws of Ultrapar, dated as of April 19, 2023.”

The members of our committees shall be elected by the Board of Directors for a term of office of two years, coincident with the term of office of the directors. They may be reappointed for successive terms, except for the members of the Audit and Risks Committee, who will exercise their positions for a maximum of 10 years. For more information, see “Item 6.C. Directors, senior management and employees—Board practices—Committees of the Board of Directors—People Committee” and “—Strategy Committee.”

Audit and Risks Committee

U.S. domestic listed companies must have an audit committee with all independent directors who are financially literate and who satisfy the independence requirements of Rule 10A–3 of the Securities Exchange Act of 1934 (the “Exchange Act”), with a written charter addressing the committee’s purpose and responsibilities.

Our Bylaws establish our Audit and Risks Committee as an ancillary body of the Board of Directors, which shall be composed of at least three members, all of them members of the Board of Directors and at least one member with recognized experience in corporate accounting matters, as provided in the applicable regulations of the CVM. Although our Bylaws only require a majority of independent directors, all members of our Audit and Risks Committee meet the applicable independent membership requirements of the SEC and the NYSE. All members shall be elected by the Board of Directors for a term of office of 2 years, and the term shall coincide with the term of office of the Directors, with reelection being permitted for 5 terms. A single member of the Audit and Risks Committee may concentrate the two above mentioned requirements.

The Audit and Risks Committee shall (a) recommend to the Board of Directors the retention and dismissal of independent audit services, as well as propose to the Board of Directors the nomination of the independent auditor and their replacement; (b) review the management report and the financial statements of the Company and of its controlled companies, and provide the recommendations it deems necessary to the Board of Directors; (c) review the quarterly financial information and the periodic financial statements prepared by the Company; (d) monitor the activities of the Company’s internal audit and internal controls departments, including follow-up and assessment of the effectiveness and sufficiency of the internal control structure and of the internal and independent audit processes of the Company and of its controlled companies, including in relation to the provisions set forth in the Sarbanes-Oxley Act, submitting the recommendations it deems necessary for the improvement of policies, practices and procedures; (e) evaluate and monitor the Company’s risk exposure per the Corporate Risk Management Policy, as well as provide its opinion on any review of the contents thereof, in addition to advising the Board of Directors in connection with the setting of acceptable risk levels; (f) review, monitor and recommend to management any corrections or improvements to be made to the Company’s corporate policies, including the Corporate Policy on Conflict of Interest and Related Party Transactions; (g) establish procedures for the acceptance and handling of information submitted by any party relating to alleged noncompliance with applicable legal and regulatory requirements applicable to the Company, in addition to internal regulations, policies and codes, including procedures for confidential or anonymous submission, safeguarding information secrecy; (h) interact with the other Company’s governing bodies in connection with the receipt and review of information on noncompliance with legal and regulatory requirements applicable to the Company, as well as with internal regulations; and (i) provide its opinion on the matters submitted to it by the Board of Directors, as well as on those matters it determines to be relevant. For more information, see “Item 6.C. Directors, senior management and employees—Board practices—Committees of the Board of Directors—Audit and Risks Committee.”

Fiscal Council

Under the Brazilian Corporate Law, the Fiscal Council is a separate corporate body independent of management and independent auditors and it may operate on a permanent or non-permanent basis. According to the Brazilian Corporate Law, a Fiscal Council acting on a non-permanent basis is required to be formed when requested by 10% of voting shareholders in an Annual General Shareholders’ Meeting. However, pursuant to the CVM Resolution 70/22, in the case of Ultrapar, holders of 2% of the voting capital are entitled to request the installation of the Fiscal Council. The elected members of the Fiscal Council will remain in place only until the following Annual General Shareholders’ Meeting, in which they may be reelected by our shareholders. The Fiscal Council must meet at least four times per year. Since its establishment, in July 2005, our Fiscal Council has been meeting on a regular basis, and in 2022, they held eight meetings.

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

Our Fiscal Council is composed of three effective members and an equal number of alternate members and operates on a non-permanent basis when installed by the General Shareholders’ Meeting. As of the date hereof, we have a Fiscal Council installed, which is composed of the following members: Flavio Cesar Maia Luz, Élcio Arsenio Mattioli and Marcelo Gonçalves Farinha. The current members were elected at the Annual and Extraordinary Shareholders’ Meeting held on April 19, 2023. For more information, see “Item 6. Directors, senior management and employees—Board practices—Fiscal Council” and “Exhibit 1.1—Bylaws of Ultrapar, dated as of April 19, 2023.”

Shareholder approval of equity compensation plans

NYSE rules require that equity compensation plans for U.S. domestic listed companies be subject to shareholder approval, with limited exceptions. In November 2003, our shareholders approved the Deferred Stock Plan. In accordance with the Deferred Stock Plan, the Board of Directors determines the eligible participants and the number of shares to which each participant shall have rights. See “Item 6.B. Directors, senior management and employees—Compensation.” At the Annual and Extraordinary General Shareholders’ Meeting held on April 19, 2017, our shareholders approved a stock-based incentive plan for our employees and executives. At the Annual and Extraordinary General Shareholders’ Meeting held on April 19, 2023, our shareholders approved a new stock-based incentive plan for our employees, executives and directors and amended the prior stock-based incentive plan.

Corporate governance guidelines

NYSE rules require that U.S. domestic listed companies adopt and disclose corporate governance guidelines. We have adopted corporate governance guidelines set out by our Board of Directors or required by the Brazilian Corporate Law, the CVM and B3 and which we believe are consistent with best practices, such as the 100% tag along rights to all shareholders, the establishment and disclosure of the Code of Ethics, and the adoption of the Material Notice Disclosure Policy and Securities Trading Policy, which deals with the public disclosure of all relevant information and the trading of shares issued by Ultrapar as per the CVM Resolution 44/21, and the adoption of Corporate Policy on Anti-Corruption and the Relationship with the Public and Private Sector.

Since June 28, 2011, we have been listed on the Novo Mercado segment of B3, the highest governance level. According to the rules of Novo Mercado, 20% or at least two members of our Board of Directors, whichever is greater, must be independent while a minimum of 1/3 or two is required in our Bylaws.

Our Bylaws also (i) establish a mandatory tender offer for 100% of the Company’s shareholders in the event a shareholder, or a group of shareholders acting in concert, acquire or become holder of 20% of the Company’s shares, excluding treasury shares, and (ii) determines that we adopt a Strategy, an Audit and Risks and a People Committee, as ancillary bodies of the Board of Directors. Our Bylaws do not establish any limitation on voting rights, special treatment to current shareholders, public tender offers for a price above that of the acquisition price of shares or any other poison pill provisions, thus assuring the effectiveness of a majority shareholders’ approval on all matters to be deliberated. See “Exhibit 1.1—Bylaws of Ultrapar, dated as of April 19, 2023.”

In addition, as mentioned above, in September 2017, new rules for Novo Mercado were approved by the CVM. Some of the modifications of the Novo Mercado Rules include the following requirements: (i) set up an audit committee (statutory or non-statutory); (ii) structure and disclose a process of assessment of the Board of Directors, its committees and executive officers; (iii) establish and disclose a Code of Conduct (or Code of Ethics), as well as a Compensation Policy, a Nomination Policy for the Board of Directors, its Committees and Executive Officers, a Risk Management Policy, a Related Party Transaction Policy and Securities Trading Policy, all of them with minimum requirements. Our Bylaws were amended to reflect, among others, such requirements and we are in full compliance with such rules.

Code of business conduct and ethics

NYSE rules require that U.S. domestic listed companies adopt and disclose a code of business conduct and ethics for directors, officers, and employees. Despite the fact that the adoption and disclosure of a formal code is not required under the Brazilian Corporate Law, in 2004, we established our Code of Ethics, which was amended on September 17, 2014, on December 17, 2017, on December 8, 2021 and on March 29, 2023. For the complete amended Code of Ethics please see our Form 6-K filed with the SEC on March 29, 2023. The main objectives of this code are (i) to reduce the subjectivity of personal interpretations of ethical principles; and (ii) to be a formal and institutional benchmark for the professional conduct of our employees, including the ethical handling of actual or apparent conflicts of interests, becoming a standard for the internal and external relationship of the Company with its stakeholders. See “Item 16.B. — Code of Ethics.”

ITEM 16H.              MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.              DISCLOSURE REGARDING FOREIGN JURISDICTION THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.              INSIDER TRADING POLICIES

Not applicable.

PART III
ITEM 17.              FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this Item.

ITEM 18.              FINANCIAL STATEMENTS

We file the following Consolidated Financial Statements together with the reports of independent registered public accountants’ firms, as part of this annual report:

ITEM 19.              EXHIBITS

We are filing the following documents as part of this Annual Report Form 20-F:

1.1	Bylaws of Ultrapar, dated as of April 19, 2023 (incorporated by reference to Form 6-K furnished by Ultrapar Participações S.A. filed on April 19, 2023).
2.1

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

2.3	Rules of the Novo Mercado—English translation (incorporated by reference to Exhibit 2.9 to Form 20-F of Ultrapar Participações S.A. filed on April 6, 2018).
2.4	Shareholders’ Agreement dated May 2, 2018 (incorporated by reference to the report on Form 6-K of Ultrapar Participações S.A. filed on May 2, 2018).
2.5

Ultrapar Participações S.A. 6th Public Offering Indenture of Simple, Non-Convertible into Shares, Single-Series, Unsecured Debentures, for Public Distribution with Restricted Placement Efforts between Ultrapar Participações S.A. and Pentágono S.A. DTVM, dated February 22, 2018 (incorporated by reference to Form 6-K of Ultrapar Participações S.A. filed on February 22, 2018).

2.6

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

2.7

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

2.8

Amended and Restated Deposit Agreement dated as of March 2, 2018, among Ultrapar Participações S.A., the Bank of New York Mellon as Depositary, and all Owners and Beneficial Owners from time to time of american depositary shares issued thereunder (incorporated by reference to Exhibit 1 to Form F-6/A of Ultrapar Participações S.A. filed on February 23, 2018).

2.9	Description of Securities Registered under Section 12 of the Exchange Act.
2.10	Shareholders’ Agreement dated August 18, 2020 (incorporated by reference to the report on Form 6-K furnished by Ultrapar Participações S.A. filed on August 24, 2020).
2.11

First Supplemental Indenture, dated as of July 20, 2020, among Ultrapar International S.A., as Issuer, Ultrapar Participações S.A. and Ipiranga Produtos de Petróleo, as guarantors, The Bank of New York Mellon, as Trustee, Transfer Agent and Registrar, The Bank of New York Mellon, as Principal Paying Agent and The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg Paying Agent and Luxembourg Transfer Agent (incorporated by reference to Exhibit 2.14 to Form 20-F of Ultrapar Participações S.A. filed on April 29, 2021).

4.1

English language summary of the Share Purchase Agreement entered into by and between Ipiranga Produtos de Petróleo S.A. and EmpreendimentosPague Menos S.A., and, as consenting intervening parties, Imifarma Produtos Farmacêuticos e Cosméticos S.A. and Ultrapar Participações S.A., dated May 18, 2021 (incorporated by reference to Exhibit 4.8 to Form 20-F of Ultrapar Participações S.A. filed on May 10, 2022).

4.2

Share Purchase Agreement entered into by and between Ultrapar Participações S.A., Tereftálicos Indústria e Participações Ltda. and Indorama Ventures Spain Sociedad Limitada, and, as consenting interveners, Oxiteno S.A. – Indústria e Comércio, Oxiteno USA, LLC, Oxiteno Mexico S.A., de C.V. and Oxiteno Uruguay S.A., and, as consenting interveners and guarantors, Indorama Ventures Public Company Limited and Indorama Ventures Polímeros S.A., dated August 15, 2021 (incorporated by reference to Exhibit 4.9 to Form 20-F of Ultrapar Participações S.A. filed on May 10, 2022).

8.1	List of subsidiaries of Ultrapar (incorporated by reference to Note 1 to our Consolidated Financial Statements included in this annual report).
11.1	Code of Ethics, amended on March 29, 2023 (incorporated by reference to the report on Form 6-K furnished by Ultrapar Participações S.A. filed on March 30, 2023).
12.1	Certification of Chief Executive Officer pursuant to Section302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial and Investor Relations Officer pursuant to Section302 of the Sarbanes-Oxley Act of 2002.
13	Certification of Chief Executive Officer and Chief Financial and Investor Relations Officer pursuant to 18 U.S.C. Section1350, as adopted pursuant to Section906 of the Sarbanes-Oxley Act of 2002.
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Schema Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Schema Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

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

ULTRAPAR PARTICIPAÇÕES S.A.

By:	/S/ MARCOS MARINHO LUTZ
Name:	Marcos Marinho Lutz
Title:	Chief Executive Officer

Date: April 25, 2023	By:	/S/ RODRIGO DE ALMEIDA PIZZINATTO
	Name:	Rodrigo de Almeida Pizzinatto
	Title:	Chief Financial and Investor Relations Officer

144

.

F-1

Ultrapar Participações S.A. and Subsidiaries

F-2

Ultrapar Participações S.A.

Report of Independent Registered Public
Accounting Firm on Consolidated Financial
Statements for the Year Ended
December 31, 2022

Deloitte Touche Tohmatsu Auditores Independentes Ltda.

REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM ON CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders and the Board of Directors of

Ultrapar Participações S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Ultrapar Participações S.A. and subsidiaries (the “Company”) as of December 31, 2022, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows, for the year ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year ended December 31, 2022, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 25, 2023, expressed an adverse opinion on the Company’s internal control over financial reporting because of a material weakness.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements, and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Sales of Oxiteno and Extrafarma - Refer to Notes 1.b.2 (Closing of Oxiteno S.A. Sale Agreement), 1.b.3 (Closing of Extrafarma Sale Agreement) and 4 (Discontinued Operations) to the Financial Statements

Critical Audit Matter Description

The Company entered into agreements for the sale of its equity interests in subsidiaries Oxiteno S.A. ‐ Indústria e Comércio (“Oxiteno”) and Imifarma Produtos Farmacêuticos e Cosméticos S.A. (“Extrafarma”). As of December 31, 2021, the Company classified the related assets and liabilities of Oxiteno and Extrafarma as “Held for sale” and the related results of operations and cash flows as “Discontinued operations”. In 2022, the Company completed the sale of Oxiteno and Extrafarma upon fulfilling certain precedent conditions, which generated a gain of R$58,403 thousand and a loss of R$19,973 thousand on the sale of Oxiteno and Extrafarma, respectively, after the effect of income and social contribution taxes, as stated in note 4. For the year ended December 31, 2022, net income from discontinued operations amounted to R$301,858 thousand, including the gain and loss from the sales of these investments. The Company accounted for the sales of investments in accordance with international standard IFRS 5 ‐ Noncurrent Assets Held for Sale and Discontinued Operations, which requires the presentation of the assets and liabilities as “Assets held‐for‐sale” and “Liabilities directly associated with assets held‐for‐sale” in the statement of financial position and the income (loss) of the companies sold up to the sale date, as well as the gain (loss) from the sale of the investments, as “Discontinued operations” in the statement of income.

The sales of Oxiteno and Extrafarma involved future installments receivable, classified in noncurrent assets, for which the need for present value adjustments was assessed. The sales agreements provided for indemnities to be paid by the Company for losses that occurred prior to the closing dates. The sale of Oxiteno also resulted in reclassifications of effects that had been recorded in “Accumulated other comprehensive income” and “Cumulative translation adjustments” to “Net income from discontinued operations”, among other impacts that affected net income for the year. The sales of these investments were considered significant unusual transactions, which involved complexity and a high degree of judgment by the Company’s Management related to the accounting treatment, recognition, presentation, and disclosures related to the transactions.

We identified the sales of Oxiteno and Extrafarma as a critical audit matter, due to the significance of the amounts involved, and the high degree of complexity and judgment exercised by Management in applying IFRS 5, which included calculating gains or losses on the sales of investments, including the assessment of the tax impacts, and in identifying the profit or loss from discontinued operations. Auditing this matter requires a high degree of judgment and effort, including the involvement of our tax specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the sales of Oxiteno and Extrafarma included the following, among others:

  We tested the design, implementation, and operating effectiveness of internal controls over, including those related to the identification and evaluation of the accounting treatment for significant unusual transactions, as well as the controls over the computation of the gain or loss on sale.

  We assessed the nature and economic substance of the transaction, including:

-     Analyzing the agreements executed between the parties and approvals by the regulator.

-     Reading the minutes of the Board of Directors’ meetings that approved the sales of the investments.

  We assessed and challenged the judgments and criteria used by Management in applying IFRS 5 and in determining and measuring the profit or loss from discontinued operations, including by reading and analyzing the technical accounting memorandum prepared by Management.
  We tested the gain or loss on the sale of the investments, including:

-     Testing the valuation of cash and non-cash consideration.

-     Testing the completeness and accuracy of the carrying value of the net assets included in the sale transactions, including the effects of cumulative translation adjustments included in comprehensive income.

-     Tracing the indemnities to third parties’ confirmation.

  With the assistance of our tax specialists, we evaluated the tax impacts derived from the transactions, including testing the allocation of the income tax expense between continuing and discontinued operations.
  We assessed the accuracy and completeness of disclosures related to the transactions and discontinued operations.

Tax Credits (PIS and COFINS) Arising from Supplementary Law 192 - Refer to Note 8.a.2 (Recoverable Taxes) to the Financial Statements

Critical Audit Matter Description

The Company recorded PIS and COFINS credits of R$971,373 thousand for the year ended December 31, 2022, derived from Supplementary Law 192. These tax credits may be utilized for offset against other federal taxes or may be refunded by the Federal Revenue Service through requests if they are filed within the applicable regulatory period.

The recognition and measurement of PIS and COFINS credits require a high degree of judgment by Management, given the complexity underlying the interpretations of the applicable tax laws, as well as the uncertainties involving the expected realization of amounts and considerable efforts made by Management in preparing the calculations used to measure and to recognize those tax credits.

Such matter was considered a critical audit matter due to the significance of the amounts involved, the complexity and high degree of judgment involved in assessing and challenging Management’s assumptions and judgments regarding the recognition of tax credits and their expected realization, which includes the need to involve our tax specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the tax credits arising from Supplementary Law 192 included the following, among others:

  We tested the design, implementation, and operating effectiveness of internal controls over:

-     Management’s assessment of the accounting basis for the tax credits recognition.

-     The measurement of the tax credits.

-     The method, assumptions and data used in the projections to support the realization of the tax credits.

  We tested the supporting documentation for the recognition of tax credits.
  With the assistance of our tax specialists:

-     We assessed the competency, skills, and objectivity of the Company’s external legal counsel.

-     We assessed the nature of tax credits and analyzed the applicable tax laws.

-     We inquired and challenged Company’s Management and external legal counsel, and assessed the legal opinions issued by the external legal counsel and the assumptions adopted by Management.

  With the assistance of our specialists in technical and professional accounting standards, we analyzed the technical tax and accounting memo prepared by Management and the accounting policy applied to the transaction.
  We tested the realization of the tax credits, including:

-     Inquiring and challenging the executives from the businesses, treasury and controllership areas about the historical performance and the assumptions used to develop the projections.

-     Inspecting approvals of the strategic plan and projections by the Board of Directors.

-     Assessing and challenging the methods, assumptions and data used to develop the projections.

-     Performing a retrospective analysis, including the evaluation of the history of tax offsets and refunds, and assessing any contradictory and corroborative evidence.

  We assessed the accuracy and completeness of disclosures related to PIS and COFINS credits arising from Supplementary Law 192.

/s/ DELOITTE TOUCHE TOHMATSU
Auditores Independentes Ltda.

São Paulo, Brazil

April 25, 2023

We have served as the Company’s auditor since 2022.

Ultrapar Participações S.A.

Report of Independent Registered Public

Accounting Firm on Internal Control over

Financial Reporting as of December 31, 2022

Deloitte Touche Tohmatsu Auditores Independentes Ltda.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Ultrapar Participações S.A.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Ultrapar Participações S.A. and subsidiaries (the “Company”) as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, because of the effect of the material weakness identified below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2022, of the Company and our report dated April 25, 2023, expressed an unqualified opinion on those financial statements.

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

Material Weakness

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment: the Company did not design and implement effective management review controls for the accounting and presentation of complex transactions related to: (i) financial liabilities of customers, and (ii) interest earned on escrow deposits. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2022, of the Company, and this report does not affect our report on such financial statements.

/s/ DELOITTE TOUCHE TOHMATSU
Auditores Independentes Ltda.

São Paulo, Brazil

April 25, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Ultrapar Participações S.A:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial positionof Ultrapar Participações S.A. and subsidiaries (the Company) as of December 31, 2021, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the two‑year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for each of the years in the two‑year period ended December 31, 2021, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provides a reasonable basis for our opinion.

KPMG Auditores Independentes Ltda.

We served as the Company’s auditor from 2017 to 2021.

São Paulo, SP, Brazil
May 10, 2022

Ultrapar Participações S.A. and Subsidiaries

Consolidated statement of financial position

As of December 31, 2022 and 2021

(In thousands of Brazilian Reais)

	Note	12/31/2022	12/31/2021
Current assets
Cash and cash equivalents	5.a	5,621,769	2,280,074
Financial investments and derivative financial instruments	5.b	520,352	1,804,122
Trade receivables	6.a	4,149,111	3,375,246
Reseller financing	6.b	559,825	582,562
Trade receivables - sale of subsidiaries	6.c	184,754	-
Inventories	7	4,906,083	3,918,772
Recoverable taxes	8.a	1,610,312	1,061,227
Recoverable income and social contribution taxes	8.b	96,134	291,833
Dividends receivable		4,296	147
Other receivables		174,153	56,205
Prepaid expenses	11	123,699	98,024
Contractual assets with customers - exclusivity rights	12	614,112	555,052
Assets held for sale	4	‐	11,000,917
Total current assets		18,564,600	25,024,181
Non-current assets
Financial investments and derivative financial instruments	5.b	442,841	379,277
Trade receivables	6.a	61,463	63,749
Reseller financing	6.b	501,522	415,472
Trade receivables - sale of subsidiaries	6.c	911,811	-
Related parties	9.a	‐	490
Deferred income and social contribution taxes	10.a	898,235	571,755
Recoverable taxes	8.a	2,172,959	1,046,798
Recoverable income and social contribution taxes	8.b	403,383	155,358
Escrow deposits	23.a	946,383	871,261
Indemnification asset - business combination	23.c	126,558	120,991
Other receivables		61,433	29,748
Prepaid expenses	11	74,813	71,368
Contractual assets with customers - exclusivity rights	12	1,591,479	1,524,174
Investments in joint ventures and associates	13	111,384	78,593
Right-of-use assets	14	1,791,377	1,651,295
Property, plant and equipment	15	5,862,413	5,534,591
Intangible assets	16	1,918,349	1,471,256
Total non-current assets		17,876,403	13,986,176
Total assets		36,441,003	39,010,357

The accompanying notes are an integral part of the consolidated financial statements.

Ultrapar Participações S.A. and Subsidiaries

Consolidated statement of financial position

As at December 31, 2022 and 2021

(In thousands of Brazilian Reais)

	Note	12/31/2022	12/31/2021
Current liabilities
Loans, financing and derivative financial instruments	17	869,067	618,327
Debentures	17	2,491,610	2,247,724
Trade payables	18.a	4,710,952	3,670,895
Trade payables - reverse factoring	18.b	2,666,894	2,119,059
Salaries and related charges	19	460,906	330,103
Taxes payable	20	192,430	229,176
Dividends payable	25	48,525	202,860
Income and social contribution taxes payable		315,053	196,348
Post-employment benefits	21.b	21,809	21,082
Provision for asset retirement obligation	22	5,063	4,632
Provision for tax, civil and labor risks	23.a	22,837	119,942
Leases payable	14	225,034	188,832
Financial liabilities of customers		154,405
Other payables		581,667	149,829
Liabilities directly associated with assets held for sale	4	‐	2,541,421
Total current liabilities		12,766,252	12,640,230
Non-current liabilities
Loans, financing and derivative financial instruments	17	4,845,393	8,672,547
Debentures	17	3,544,291	4,839,045
Related parties	9.a	3,492	3,534
Deferred income and social contribution taxes	10.a	299	282
Post-employment benefits	21.b	193,747	194,637
Provision for asset retirement obligation	22	46,695	52,079
Provision for tax, civil and labor risks	23.a; 23.c	1,017,335	812,243
Leases payable	14	1,298,735	1,159,479
Financial liabilities of customers		296,181
Subscription warrants - indemnification	24	42,776	51,296
Provision for unsecured liabilities of joint ventures and associates	13	157	-
Other payables		210,682	115,745
Total non-current liabilities		11,499,783	15,900,887
Equity
Share capital	25.a	5,171,752	5,171,752
Equity instrument granted	25.b	43,987	34,043
Capital reserve	25.h	599,461	596,481
Treasury shares	25.c	(479,674)	(488,425)
Revaluation reserve of subsidiaries	25.d	3,975	4,154
Profit reserves	25.e	6,111,136	4,866,409
Accumulated other comprehensive income	25.f	179,974	(422,138)
Cumulative translation adjustments	25.f	-	304,645
Additional dividends to the minimum mandatory dividends		78,130	-
Equity attributable to:
Shareholders of the Company		11,708,741	10,066,921
Non-controlling interests in subsidiaries		466,227	402,319
Total equity		12,174,968	10,469,240
Total liabilities and equity		36,441,003	39,010,357

The accompanying notes are an integral part of the consolidated financial statements.

Ultrapar Participações S.A. and Subsidiaries

Consolidated statement of income

For the years ended December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais, except earnings per share)

	Note	2022	2021	2020
Continuing operations
Net revenue from sales and services		143,634,708	109,732,842	74,058,056
Cost of products and services sold	26	(136,276,257)	(104,827,966)	(70,056,447)
Gross profit		7,358,451	4,904,876	4,001,609
Operating income (expenses)
Selling and marketing	26	(2,141,985)	(1,931,666)	(1,611,152)
General and administrative	26	(1,534,481)	(1,466,551)	(993,986)
Gain on disposal of property, plant and equipment and intangible assets	27	169,289	184,189	85,455
Other operating income (expenses), net	26	(514,522)	96,166	64,034
Operating income before financial result and share of profit (loss) of joint ventures and associates		3,336,752	1,787,014	1,545,960
Share of profit (loss) of joint ventures and associates	13	12,181	(17,634)	(44,031)
Income before financial result and income and social contribution taxes		3,348,933	1,769,380	1,501,929
Finance income	28	706,689	460,154	357,666
Finance expenses	28	(2,175,897)	(1,222,886)	(908,014)
Financial result, net	28	(1,469,208)	(762,732)	(550,348)
Income before income and social contribution taxes		1,879,725	1,006,648	951,581
Income and social contribution taxes
Current	10.b; 10.c	(637,973)	(430,280)	(538,761)
Deferred	10.b	296,459	242,246	234,244
		(341,514)	(188,034)	(304,517)
Net income from continuing operations		1,538,211	818,614	647,064
Discontinued operations	4	301,858	65,264	280,633
Net income for the year		1,840,069	883,878	927,697
Net Income attributable to:
Shareholders of Ultrapar		1,800,839	850,463	893,383
Non-controlling interests in subsidiaries		39,230	33,415	34,314
Earnings per share from continuing operations (based on the weighted average number of shares outstanding) – R$
Basic	29	1.3727	0.7200	0.5625
Diluted	29	1.3643	0.7158	0.5592
Earnings per share from discontinued operations (based on the weighted average number of shares outstanding) – R$
Basic	29	0.2764	0.0598	0.2576
Diluted	29	0.2747	0.0595	0.2561
Total earnings per share (based on weighted average number of shares outstanding) – R$
Basic	29	1.6491	0.7799	0.8201
Diluted	29	1.6391	0.7753	0.8152

The accompanying notes are an integral part of the consolidated financial statements.

Ultrapar Participações S.A. and Subsidiaries

Consolidated statements of comprehensive income

For the years ended December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais)

	Note	2022	2021	2020
Net income for the year		1,840,069	883,878	927,697
Items that will be subsequently reclassified to profit or loss:
Fair value adjustments of financial instruments of subsidiaries and joint ventures, net of taxes		602,480	7,274	(313,081)
Translation adjustments and hedge of net investments in foreign operations, net of taxes		(304,645)	73,049	129,169
Items that will not be subsequently reclassified to profit or loss:
Actuarial gains/(losses) of post-employment benefits, net of income and social contribution taxes	25.f.1	(165)	46,610	(16,887)
Total comprehensive income for the year		2,137,739	1,010,811	726,898
Total comprehensive income for the year attributable to shareholders of Ultrapar		2,098,306	966,364	703,879
Total comprehensive income for the year attributable to non-controlling interest in subsidiaries		39,433	44,447	23,019

The accompanying notes are an integral part of the consolidated financial statements.

Ultrapar Participações S.A. and Subsidiaries

Consolidated statements of changes in equity

For the years ended December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais, except dividends per share)

							Profit reserves						Equity attributable to:
	Note	Share capital	Equity instrument granted	Capital reserve	Treasury shares	Revaluation reserve of subsidiaries	Legal reserve	Investments statutory reserve	Accumulated other comprehensive income	Cumulative translation adjustments (i)	Retained earnings	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non-controlling interests in subsidiaries (ii)	Consolidated equity
Balance as of December 31, 2021		5,171,752	34,043	596,481	(488,425)	4,154	792,533	4,073,876	(422,138)	304,645	‐	‐	10,066,921	402,319	10,469,240
Net income for the year		‐	‐	‐	‐	‐	‐	‐	‐	‐	1,800,839	‐	1,800,839	39,230	1,840,069
Other comprehensive income		‐	‐	‐	‐	‐	‐	‐	602,112	(304,645)	‐	‐	297,467	203	297,670
Total comprehensive income for the year	13	‐	‐	‐	‐	‐	‐	‐	602,112	(304,645)	1,800,839	‐	2,098,306	39,433	2,137,739
Issuance of shares related to the subscription warrants – indemnification		‐	‐	941	‐	‐	‐	‐	‐	‐	‐	‐	941	‐	941
Equity instrument granted	9.c; 25.b	‐	9,944	2,039	8,751	‐	‐	‐	‐	‐	‐	‐	20,734	‐	20,734
Realization of revaluation reserve of subsidiaries		‐	‐	‐	‐	(179)	‐	‐	‐	‐	179	‐	‐	‐	‐
Dividends prescribed		-	-	-	-	-	-	-	-	-	2,948	-	2,948	-	2,948
Shareholder transaction – changes of investments		‐	‐	‐	‐	‐		(6)	‐	‐	286	‐	280	(6,847)	(6,567)
Changes in ownership interests in subsidiaries		‐	‐	‐	‐	‐	‐	‐	-	‐	-	‐	985	(2,423)	(2,423)
Capital increase attributable to non-controlling interests		‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	35,182	35,182
Allocation of net income
Legal reserve	25.g	-	-	-	-	-	90,042	-	-	-	(90,042)	-	-	-	-
Investments statutory reserve	25.g	-	-	-	-	-	-	1,154,691	-	-	(1,154,691)	-	-	-	-
Additional minimum mandatory dividend (R$ 0.03 per share)	25.g	-	-	-	-	-	-	-	-	-	(35,385)	-	(31,385)	-	(31,385)
Additional dividends to the minimum mandatory dividends (R$ 0.07 per share)	25.g	-	-	-	-	-	-	-	-	-	(78,130)	78,130	-	-	-
Interest on capital (R$ 0.41 per share)	25.g	‐	‐	‐	‐	‐	‐	‐	‐	‐	(450,004)	‐	(450,004)	‐	(450,004)
Dividends attributable to non-controlling interests		‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	(1,437)	(1,437)
Balance as of December 31, 2022		5,171,752	43,987	599,461	(479,674)	3,975	822,575	5,228,561	179,974	‐	-	‐	11,708,741	466,227	12,174,968

Ultrapar Participações S.A. and Subsidiaries

Consolidated statements of changes in equity

For the years ended December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais, except dividends per share)

							Profit reserves						Equity attributable to:
	Note	Share capital	Equity instrument granted	Capital reserve	Treasury shares	Revaluation reserve of subsidiaries	Legal reserve	Investments statutory reserve	Accumulated other comprehensive income	Cumulative translation adjustments	Retained earnings	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non-controlling interests in subsidiaries (ii)	Consolidated equity
Balance as of December 31, 2020		5,171,752	22,404	594,049	(489,068)	4,337	750,010	3,658,265	(464,990)	231,596	‐	55,391	9,533,746	376,519	9,910,265
Net income for the year		‐	‐	‐	‐	‐	‐	‐	‐	‐	850,463	‐	850,463	33,415	883,878
Other comprehensive income		‐	‐	‐	‐	‐	‐	‐	42,852	73,049	‐	‐	115,901	11,032	126,933
Total comprehensive income for the year		‐	‐	‐	‐	‐	‐	‐	42,852	73,049	850,463	‐	966,364	44,447	1,010,811
Issuance of shares related to the subscription warrants – indemnification		‐	‐	1,819	‐	‐	‐	‐	‐	‐	‐	‐	1,819	‐	1,819
Equity instrument granted	9.c; 25.b	‐	11,639	613	643	‐	‐	‐	‐	‐	‐	‐	12,895	‐	12,895
Realization of revaluation reserve of subsidiaries		‐	‐	‐	‐	(183)	‐	‐	‐	‐	183	‐	‐	‐	‐
Dividends prescribed		‐	‐	‐	‐	‐	‐	‐	‐	‐	10,487	‐	10,487	1,329	11,816
Gains arising from payments of fixed dividends to preferred shares of subsidiaries		‐	‐	‐	‐	‐	‐	‐	‐	‐	971	‐	971	(971)	‐
Shareholder transaction – changes of investments		‐	‐	‐	‐	‐	‐	11,641	‐	‐	(11,641)	‐	‐	‐	‐
Dividends attributable to non-controlling interests		‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	(19,005)	(19,005)
Approval of additional dividends by the Ordinary General Meeting		‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	(55,391)	(55,391)	‐	(55,391)
Legal reserve	25.g	‐	‐	‐	‐	‐	42,523	‐	‐	‐	(42,523)	‐	‐	‐	‐
Investments statutory reserve	25.g	‐	‐	‐	‐	‐	‐	403,970	‐	‐	(403,970)	‐	‐	‐	‐
Proposed dividends (R$ 0.17 per share)	25.g	‐	‐	‐	‐	‐	‐	‐	‐	‐	(185,896)	‐	(185,896)	‐	(185,896)
Interim dividends (R$ 0.20 per share)	25.g	‐	‐	‐	‐	‐	‐	‐	‐	‐	(218,074)	‐	(218,074)	‐	(218,074)
Balance as of December 31, 2021		5,171,752	34,043	596,481	(488,425)	4,154	792,533	4,073,876	(422,138)	304,645	-	-	10,066,921	402,319	10,469,240

(i)                      Cumulative translation adjustment from discontinued operation. The accumulated effects were reclassified to income as a result of the sale of Oxiteno (see note 4.b).

(ii)                     Are substantially represented by non-controlling shareholders of Iconic.

The accompanying notes are an integral part of the consolidated financial statements.

 Ultrapar Participações S.A. and Subsidiaries

Consolidated statements of changes in equity

For the years ended December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais, except dividends per share)

							Profit reserve						Equity attributable to:
	Note	Share capital	Equity instrument granted	Capital reserve	Treasury shares	Revaluation reserve on subsidiaries	Legal reserve	Investments statutory reserve	Accumulated other comprehensive income	Cumulative translation adjustments	Retained earnings	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non-controlling interests in subsidiaries	Consolidated equity
Balance as of December 31, 2019		5,171,752	11,970	542,400	(485,383)	4,522	705,341	3,290,073	(146,317)	102,427	-	261,470	9,458,255	376,920	9,835,175
Net income for the year		-	-	-	-	-	-	-	-	-	893,383	-	893,383	34,314	927,697
Other comprehensive income		-	-	-	-	-	-	-	(318,673)	129,169	-	-	(189,504)	(11,295)	(200,799)
Total comprehensive income for the year		-	-	-	-	-	-	-	(318,673)	129,169	893,383	-	703,879	23,019	726,898
Issuance of shares related to the subscription warrants - indemnification - Extrafarma acquisition		-	-	54,763	-	-	-	-	-	-	-	-	54,763	-	54,763
Stock plan	9.c	-	-	(3,114)	(3,685)	-	-	-	-	-	-	-	(6,799)	-	(6,799)
Equity instrument granted	25.b	-	10,434	-	-	-	-	-	-	-	-	-	10,434	-	10,434
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	25.d	-	-	-	-	(185)	-	-	-	-	185	-	-	-	-
Transfer to statutory reserve		-	-	-	-	-	-	(774)	-	-	774	-	-	-	-
Shareholder transaction – changes of investments		-	-	-	-	-	-	-	-	-	42	-	42	(42)	-
Dividends attributable to non-controlling interests		-	-	-	-	-	-	-	-	-	-	-	(1,001)	(23,378)	(24,379)
Approval of additional dividends by the Shareholders’ Meeting	25.g	-	-	-	-	-	-	-	-	-	-	(261,470)	(261,470)	-	(261,470)
Allocation of net income:
Legal reserve	25.e; 25.g	-	-	-	-	-	44,669	-	-	-	(44,669)	-	-	-	-
Investments statutory reserve	25.e; 25.g	-	-	-	-	-	-	368,966	-	-	(368,966)	-	-	-	-
Proposed dividends (R$ 0.44 per share)	25.g	-	-	-	-	-	-	-	-	-	(479,748)	55,391	(424,357)	-	(424,357)
Balance as of December 31, 2020		5,171,752	22,404	594,049	(489,068)	4,337	750,010	3,658,265	(464,990)	231,596	-	55,391	9,533,746	376,519	9,910,265

The accompanying notes are an integral part of the consolidated financial statements.

Ultrapar Participações S.A. and Subsidiaries

Consolidated statement of cash flows – indirect method

For the years ended December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais)

	Note	2022	2021	2020
Cash flows from operating activities from continuing operations
Profit from continuing operations		1,538,211	818,614	647,064
Adjustments to reconcile net income to cash provided by operating activities from continuing operations
Share of profit (loss) of joint ventures and associates	13	(12,181)	17,634	44,031
Amortization of contractual assets with customers – exclusivity rights	12	504,907	282,521	289,436
Amortization of right-of-use assets	14	288,419	260,716	242,670
Depreciation and amortization	15	732,241	653,118	595,531
PIS and COFINS credits on depreciation	16	6,663	7,081	6,062
Interest and foreign exchange rate variations		1,625,987	1,133,882	533,926
Deferred income and social contribution taxes	10.b	(296,459)	(242,246)	(234,244)
Currents income and social contribution taxes	10.b	637,973	430,280	538,761
Loss on disposal of property, plant and equipment and intangible assets or assets write-off and other assets		(322,190)	(184,189)	(85,455)
Reversal (loss) allowance for expected credit losses		(49,989)	(3,123)	15,281
Provision for losses with inventories		26,356	(826)	1,338
Provision for post-employment benefits		1,939	(2,393)	(15,867)
Equity instrument granted		9,944	9,364	8,793
Provision for decarbonization – CBIO	26	638,542	161,281	124,287
Provision for tax, civil and labor risks		61,039	93,328	21,582
Other provisions and adjustments		5,448	2,332	(1,912)
		5,396,850	3,437,374	2,731,284
(Increase) decrease in assets
Trade receivables and reseller financing	6	(779,239)	(956,779)	408,949
Inventories	7	(1,004,819)	(1,626,670)	108,136
Recoverable taxes	8	(2,056,104)	(826,133)	(783,210)
Dividends received from joint ventures		146	1,005	4,836
Other assets		(224,379)	(19,392)	(136,972)
Increase (decrease) in liabilities
Trade payables and trade payables – reverse factoring	18	1,557,837	2,425,821	798,180
Salaries and related charges	19	130,586	63,066	15,644
Taxes payable	20	(9,442)	11,733	22,925
Other liabilities		677,016	(55,099)	(51,329)
Acquisition of CBIO	16	(635,130)	(176,837)	(125,345)
Payments of contractual assets with customers – exclusivity rights	12	(710,908)	(420,261)	(356,045)
Payments of contingencies		(84,939)	(24,351)	(39,256)
Income and social contribution taxes paid		(283,331)	(230,036)	(333,784)
Net cash provided by operating activities from continuing operations		1,974,144	1,603,441	2,264,013
Net cash provided by operating activities from discontinued operations		30,550	982,519	874,106
Net cash provided by operating activities		2,004,694	2,585,960	3,138,119

The accompanying notes are an integral part of the consolidated financial statements.

Ultrapar Participações S.A. and Subsidiaries

Consolidated Statements of cash flows - indirect method

For the years ended December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais)

		2022	2021	2020
Cash flows from investing activities
Financial investments, net of redemptions	5.b	1,567,962	1,863,053	(869,748)
Acquisition of property, plant and equipment	15	(929,236)	(1,028,419)	(750,618)
Acquisition of intangible assets	16	(277,600)	(237,488)	(154,534)
Receipt of intercompany loan owed by Oxiteno S.A. to Ultrapar International	1.b.2	3,980,699	-	-
Cash provided by disposal of investments and property, plant and equipment		2,839,676	322,494	154,725
Capital increase in joint ventures		(28,000)	(25,700)	(28,840)
Net cash consumed by subsidiaries acquisition		(5,985)	-	-
Transactions with discontinued operations		987,895	-	-
Capital decrease in associates and redemption of shares	13	-	1,500	-
Initial direct costs of right-of-use assets		(12,120)	(14,905)	-
Receipt from related parties	9.a	‐	2,334	-
Net cash provided (consumed) by investing activities from continuing operations		8,123,291	882,869	(1,649,015)
Net cash consumed by investing activities from discontinued operations		(220,190)	(158,733)	(487,390)
Net cash provided (consumed) by investing activities		7,903,101	724,136	(2,136,405)
Cash flows from financing activities
Loans and debentures
Proceeds	17	1,519,580	1,383,611	3,387,161
Repayments	17	(5,848,611)	(2,426,222)	(1,815,130)
Interest and derivatives paid	17	(1,398,229)	(733,791)	(701,458)
Payments of lease
Principal	14	(351,011)	(304,975)	(250,202)
Interest paid	14	(6,868)	(15,267)	(5,705)
Dividends paid		(638,280)	(705,753)	(284,767)
Proceeds of financial liabilities of customers		162,895	-	-
Payments of financial liabilities of customers		(173,948)	-	-
Capital increase made by non-controlling interests and redemption of shares		21,682	-	-
Payment to related parties		(18,926)	(177)	(2,548)
Net cash provided (consumed) by financing activities from continuing operations		(6,731,716)	(2,802,574)	327,351
Net cash consumed by financing activities from discontinued operations		(179,025)	(552,967)	(919,684)
Net cash consumed by financing activities		(6,910,741)	(3,355,541)	(592,333)
Effect of exchange rate changes on cash and cash equivalents in foreign currency - continuing operations		(24,024)	(4,547)	21,912
Effect of exchange rate changes on cash and cash equivalents in foreign currency - discontinued operations		(19,316)	56,553	114,822
Increase in cash and cash equivalents - continuing operations		3,341,695	6,561	546,115
Decrease in cash and cash equivalents - discontinued operations		(387,981)	-	-
Cash and cash equivalents at the beginning of the year - continuing operations	5.a	2,280,074	2,661,494	2,115,379
Cash and cash equivalents at the beginning of the year - discontinued operations		387,981	-	-
Cash and cash equivalents at the end of the year - continuing operations		5,621,769	2,280,074	2,661,494
Cash and cash equivalents at the end of the year - discontinued operations	5.a	‐	387,981	-
Non-cash transactions:
Contingent consideration – subsidiaries purchase		89,640	-	-
Addition on right-of-use assets and leases payable		482,439	227,977	420,070
Movement without cash effect of escrow deposits and provision for tax, civil and labor risks		41,888	-	-
Addition on contractual assets with customers – exclusivity rights		63,061	269,725	193,040
Capital increase performed by non-controlling interests		13,519	-	-
Reversal fund - private pension		3,107	2,656	33,843
Issuance of shares related to the subscription warrants - indemnification - Extrafarma acquisition		942	1,819	54,763

The accompanying notes are an integral part of the consolidated financial statements.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

1 Operations

Ultrapar Participações S.A. (“Ultrapar” or “Company”) is a publicly-traded company headquartered at the Brigadeiro Luís Antônio Avenue, 1343 in the city of São Paulo – SP, Brazil, listed on B3 S.A. Brasil, Bolsa, Balcão (“B3”), in the Novo Mercado listing segment under the ticker “UGPA3” and on the New York Stock Exchange (“NYSE”) in the form of level III American Depositary Receipts (“ADRs”) under the ticker “UGP”.

The Company engages in the investment of its own capital in services, commercial and industrial activities, through the subscription or acquisition of shares of other companies. Through its subsidiaries, it operates on liquefied petroleum gas – LPG distribution (“Ultragaz”), fuel distribution and related businesses (“Ipiranga” or “IPP”) and storage services for liquid bulk (“Ultracargo”). The information on segments is disclosed in Note 30.

These financial statements were authorized for issuance by the Management on April 25, 2023.

a. Principles of consolidation and interest in subsidiaries

a.1 Principles of consolidation

In the preparation of the consolidated financial statements the investments of one company in another, balances of asset and liability accounts, revenues transactions, costs and expenses were eliminated, as well as the effects of transactions conducted between the companies. Non-controlling interests in subsidiaries are presented within consolidated equity and net income.

Consolidation of a subsidiary begins when the Company obtains direct or indirect control over an entity and ceases when the company loses control. Income and expenses of a subsidiary acquired are included in the consolidated statements of income and of comprehensive income from the date the Company gains the control. Income and expenses of a subsidiary, in which the Company loses control, are included in the consolidated statements of income and of comprehensive income until the date the Company loses control.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Company’s accounting policies.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

a.2. Interest in subsidiaries

The consolidated financial statements include the following direct and indirect subsidiaries:

			% interest in the share capital
			12/31/2022		12/31/2021		12/31/2020
			Control		Control		Control
	Location	Segment	Direct	Indirect	Direct	Indirect	Direct	Indirect
Ipiranga Produtos de Petróleo S.A.	Brazil	Ipiranga	100	-	100	-	100	-
am/pm Comestíveis Ltda.	Brazil	Ipiranga	-	100	-	100	-	100
Icorban - Correspondente Bancário Ltda.	Brazil	Ipiranga	-	100	-	100	-	100
Ipiranga Trading Limited	British Virgin Islands	Ipiranga	-	100	-	100	-	100
Tropical Transportes Ipiranga Ltda.	Brazil	Ipiranga	-	100	-	100	-	100
Ipiranga Imobiliária Ltda.	Brazil	Ipiranga	-	100	-	100	-	100
Ipiranga Logística Ltda.	Brazil	Ipiranga	-	100	-	100	-	100
Oil Trading Importadora e Exportadora Ltda.	Brazil	Ipiranga	-	100	-	100	-	100
Iconic Lubrificantes S.A.	Brazil	Ipiranga	-	56	-	56	-	56
Integra Frotas Ltda.	Brazil	Ipiranga	-	100	-	100	-	100
Imaven Imóveis Ltda.	Brazil	Others	-	100	-	100	-	100
Imifarma Produtos Farmacêuticos e Cosméticos S.A.(3)	Brazil	Extrafarma	-	-	-	100	-	100
Ultragaz Participações Ltda (8)	Brazil	Ultragaz	100	-	-	-	-	-
Ultragaz Energia Ltda (10)	Brazil	Ultragaz	-	100	-	100	-	-
Stella GD Intermediação de Geração Distribuída de Energia Ltda.(9)	Brazil	Ultragaz	-	100	-	-	-	-
Companhia Ultragaz S.A. (8)	Brazil	Ultragaz	-	99	-	99	-	99
Nova Paraná Distribuidora de Gás Ltda. (1)	Brazil	Ultragaz	-	100	-	100	-	100
Utingás Armazenadora S.A	Brazil	Ultragaz	-	57	-	57	-	57
Bahiana Distribuidora de Gás Ltda. (7)	Brazil	Ultragaz	-	100	-	100	-	100
LPG International Inc. (7)	Cayman Islands	Ultragaz	-	100	-	100	-	100
UVC Investimentos Ltda	Brazil	Others	100	-	-	99	-	99
Centro de Conveniências Millennium Ltda. and subsidiaries	Brazil	Others	100	-	100	-	100	-
Oxiteno S.A. Indústria e Comércio (4)	Brazil	Oxiteno	-	-	100	-	100	-
Oxiteno Argentina Sociedad de Responsabilidad Ltda.	Argentina	Oxiteno	-	-	-	100	-	100
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Brazil	Oxiteno	-	-	-	100	-	100
Oxiteno Uruguay S.A.	Uruguay	Oxiteno	-	-	-	100	-	100
Oxiteno México S.A. de C.V.	Mexico	Oxiteno	-	-	-	100	-	100
Oxiteno Servicios Corporativos S.A. de C.V.	Mexico	Oxiteno	-	-	-	100	-	100
Oxiteno Servicios Industriales S.A. de C.V.	Mexico	Oxiteno	-	-	-	100	-	100
Oxiteno USA LLC	United States	Oxiteno	-	-	-	100	-	100
Global Petroleum Products Trading Corp. (5)	British Virgin Islands	Oxiteno	-	-	-	100	-	100
Oxiteno Europe SPRL	Belgium	Oxiteno	-	-	-	100	-	100
Oxiteno Colombia S.A.S.	Colombia	Oxiteno	-	-	-	100	-	100
Oxiteno Shanghai LTD.	China	Oxiteno	-	-	-	100	-	100
Empresa Carioca de Produtos Químicos S.A.	Brazil	Oxiteno	-	-	-	100	-	100
Ultracargo - Operações Logísticas e Participações Ltda.	Brazil	Ultracargo	100	-	100	-	100	-
Ultracargo Logística S.A. (2)	Brazil	Ultracargo	-	99	-	99	-	99
TEAS – Terminal Exportador de Álcool de Santos Ltda.	Brazil	Ultracargo	-	100	-	100	-	100
Ultracargo Vila do Conde Logística Portuária S.A. (6)	Brazil	Ultracargo	-	100	-	100	-	100
Ultrapar International S.A.	Luxembourg	Others	100	-	100	-	100	-
SERMA - Ass. dos usuários equip. proc. de dados	Brazil	Others	-	100	-	100	-	100
UVC - Fundo de investimento em participações multiestratégia investimento no exterior	Brazil	Others	100	-	100	-	100	-
Eaí Clube Automobilista S.A.	Brazil	Others	100	-	100	-	100	-

The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

(1)	Non-operating company in closing phase.
(2)	In April 2021, the name of subsidiary Terminal Químico de Aratu S.A - Tequimar was changed to Ultracargo Logística S.A. (“Ultracargo Logística”).
(3)	On May 18, 2021, the Company announced the signing of an agreement for the sale of all shares of Extrafarma to Pague Menos. As of December 31, 2021, the Company reclassified the subsidiary’s balances to “assets and liabilities held for sale”, being the transaction closed on August 1, 2022 after the fulfillment of all conditions precedent. For further details, see note 4.c.1.
(4)	On August 16, 2021, the Company announced the signing of an agreement for the sale of its interest in Oxiteno S.A. to Indorama. As of December 31, 2021, the Company reclassified the subsidiary’s balances to “assets and liabilities held for sale”. On April 1, 2022, the transaction was consummated.
(5)	On January 27, 2022, the subsidiary Global Petroleum Products Trading Corp (“GPPT”) was dissolved.
(6)	On April 29, 2022, the name of subsidiary Tequimar Vila do Conde Logística Portuária S.A was changed to Ultracargo Vila do Conde Logística Portuária S.A.
(7)	On July 1, 2022, the indirect subsidiaries Bahiana Distribuidora de Gás Ltda. (“Bahiana”) and LPG International Inc. (“LPG”) became controlled by Ultragaz.
(8)	On August 1, 2022, the subsidiary Companhia Ultragaz S.A. (“Ultragaz”) became directly controlled by Ultrapar. In November 2022, Ultragaz became an investee of Ultragaz Participações Ltda.
(9)	On September 12, 2022, the Company through its subsidiary Ultragaz Energia Ltda., signed an agreement for the acquisition of all quotas of Stella GD Intermediação de Geração Distribuída de Energia Ltda. (“Stella”). The closing of the acquisition ocurred on October 1, 2022 (see note 33.a).
(10)	On November 18, 2022, the name of subsidiary Ultragaz Comercial Ltda. was changed to Ultragaz Energia Ltda.

b.      Main events that occurred in the year

b.1 Clarifications on the impacts of the military conflicts between Russia and Ukraine

On February, 2022 a full-scale military invasion of Ukraine by Russian troops began. Since then, global markets have experienced volatility and disruption following the escalation of geopolitical tensions and the onset of military conflict between these countries. While the duration and the impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine has and may lead to market disruptions and significant volatility in commodity prices, including crude oil, which may affect the prices of petroleum-based fuel and the demand in the markets in which we operate. Furthermore, the governments of the United States and other countries have imposed economic sanctions on Russia, including politicians and corporate and banking entities. These sanctions, or even the threat of further sanctions, may lead Russia to take countermeasures or retaliatory actions, which may lead to further disruptions in the market and an increase in crude oil prices and its derivatives globally, which may negatively impact our business and operations.

In addition, any new global financial crisis could have a negative impact on our borrowing cost and on our ability to obtain future borrowings. Disruptions in the financial markets could also lead to a reduction in available commercial credit due to liquidity concerns of the counterparties. If we experience a decrease in demand for our products or an increase in the default rate on our receivables, or if we are unable to obtain borrowings, our business, financial condition and results of operations could be adversely affected.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

b.2 Conclusion (“closing”) of Oxiteno S.A. sale agreement

On August 16, 2021, the Company signed the agreement for the sale of all shares of Oxiteno S.A. – Indústria e Comércio (“Oxiteno S.A.”) to Indorama Ventures PLC (“Indorama”). On March 7, 2022, the Administrative Council for Economic Defense (CADE) approved the transaction without restrictions. On April 1, 2022, all conditions precedent were met and the transaction was completed. The initial payment of US$ 1,150 million (equivalent to R$ 5,448 million) (1), adjusted for variations in working capital and net debt position of US$ 176 million (equivalent to R$ 834 million)(1), resulted in a total initial payment of US$ 1,326 (equivalent to R$ 6,282 million)(1), made on April 1, 2022. The final payment of US$ 150 million will be made in April 2024. The Company held a 100% interest in Oxiteno S.A. For further information see note 4.b.

(1) Amount converted into reais at the exchange rate on the closing date of the transaction (US$ 1.00 to R$ 4.7372).

b.3 Conclusion (“closing”) of Extrafarma sale agreement

On May 18, 2021 the Company signed the agreement for the sale of all shares of Extrafarma held by subsidiary IPP to Empreendimentos Pague Menos S.A. (“Pague Menos”). On June 22, 2022, CADE approved the transaction, through the execution of a Merger Control Agreement (“Acordo em Controle de Concentrações - ACC”), providing for the divestment of 8 Extrafarma stores, which did not result in change in the enterprise value. On August 1, 2022, the transaction was closed, after the fulfillment of all precedent conditions. The amount of R$ 700 million was adjusted by the variations in working capital and net debt position of R$ 37.7 million resulting in the total amount of R$ 737.7 million. This amount is still subject to final working capital and net debt adjustments. Of the first installment of R$ 372.3 million, R$ 365.4 million was paid by Pague Menos on August 1, 2022 and R$ 6.9 million was paid in cash by shareholders who exercised their preemptive rights. The payment of the two remaining installments of R$ 182.7 million each will be made in August 2023 and August 2024 by Pague Menos, corrected by DI + 0,5% p.a. The Company held a 100% interest in Extrafarma, through subsidiary Ipiranga. For further information see note 4.a.

b.4. Signing of an agreement for the acquisition of Stella by Ultragaz

On September 12, 2022, Ultrapar signed an agreement for the acquisition of all quotas of Stella GD Intermediação de Geração Distribuída de Energia Ltda. (“Stella”), which was closed on October 1, 2022. The acquisition value is a minimum amount of R$ 63 million, with an initial payment of R$ 7.6 million. The remaining acquisition amount proportional to the share held by the sellers will be settled in 2027, and is mainly subject to the acquired company’s performance conditions. For further information, see note 34.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

2 Basis of preparation and presentation of the consolidated financial statements and significant accounting policies

The consolidated financial statements (“financial statements”) have been prepared in accordance with the International Financial Reporting Standards “IFRS” issued by the International Accounting Standards Board (“IASB”).

The presentation currency of the Company’s financial statements is the Brazilian Real, which is the Company’s functional currency, unless otherwise stated.

The preparation of the financial statements requires management to make judgments, use estimates and adopt assumptions in the application of accounting policies that affect the presented amounts of income, expenses, assets and liabilities, including contingent liabilities. The uncertainty related to these judgments, assumptions and estimates could lead to results that require a significant adjustment to the carrying amount of certain assets and liabilities in future years.

Certain comparative amounts in the consolidated statement of financial position, the consolidated statements of income, comprehensive income, changes in equity, and cash flows and in the related notes have been aggregated and re-presented to conform with current year presentation.

The financial statements have been prepared on a historical cost basis, except for the following material items recognized in the statements of financial position:

(i)	derivative and non-derivative financial instruments measured at fair value;
(ii)	share-based payments and employee benefits measured at fair value;
(iii)	deemed cost of property, plant and equipment.

The Company and its subsidiaries applied the accounting policies described below in a consistent manner for all years presented in these financial statements.

a. Revenue recognition

Revenues from sales and services rendered under contracts with customers are recognized on the accrual basis when, or as, performance obligations are satisfied by transferring the control of a promised good or service to a customer in such a way that the customer obtains substantially all rewards generated, according to incoterms of each transaction, and when it is highly probable that the Company and its subsidiaries will receive the consideration in exchange for the transferred goods or services.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

The Company and its subsidiaries recognize revenue under the 5-step model, in accordance with IFRS 15: (1) identification of contracts with customers, (2) identification of the performance obligations, (3) determination of the transaction price, (4) allocation of the transaction price to performance obligations under the contracts and (5) revenue recognition when (or as) the performance obligation is satisfied and the control of the goods or assets is transferred to the customer.

Revenue is measured and stated at the fair value of the consideration to which the Company and its subsidiaries expect to be entitled to, less returns, discounts, rebates, sales taxes, amortization of assets from contracts with customers, and other deductions, if applicable. The Company’s subsidiaries do not have obligations for return or refund in their contracts with customers and do not have significant financing component that directly impacts the determination of the expected consideration.

At Ipiranga, the revenue from sales of fuels and lubricants is recognized when the products are delivered to gas stations and to large consumers. Deferred revenue from loyalty program is recognized in the statement of income when the points are redeemed, on which occasion the costs incurred are also recognized in profit or loss, or when points expire. Amortization of contractual assets with customers for the exclusive rights in Ipiranga’s reseller service stations and the bonuses paid in performance obligation sales are recognized in the statement of income as a deduction of the revenue from sale according to the conditions established in the agreements which is reviewed as per the changes occurred in the agreements (see Notes 2.f and 12). At Ultragaz, revenue from sales of LPG is recognized when the products are delivered to customers at home, to independent dealers and to industrial and commercial customers. At Ultracargo, the revenue from storage services provided is recognized as services rendered or according with contractual terms. The breakdowns of revenues from sales and services are shown in Notes 26 and 31.

b. Cash and cash equivalents

Includes cash, bank deposits, and short-term up to 90 days of maturity, highly liquid investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value. Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes. For an investment to qualify as a cash equivalent it must be readily convertible to a known amount of cash and be subject to an insignificant risk of changes in value. Therefore, an investment normally qualifies as a cash equivalent only when it has a short maturity of, say, three months or less from the date of acquisition. For further information on cash and cash equivalents of the Company and its subsidiaries, see Note 5.a.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

c. Financial assets

The Company and its subsidiaries evaluated the classification and measurement of financial assets based on its business model of financial assets as follows:

Amortized cost: financial assets held in order to collect contractual cash flows, solely principal and interest. The interest earned and the foreign currency exchange variation are recognized in profit or loss and balances are stated at amortized cost using the effective interest rate method. The financial investments in Bank Certificates of Deposit (“CDB”) and repurchase agreements are classified substantially as measured at amortized cost.

Measured at fair value through other comprehensive income: financial assets that are acquired or originated for the purpose of collecting contractual cash flows or selling financial assets. The balances are stated at fair value, and the interest earned and the foreign currency exchange variation are recognized in profit or loss. Differences between fair value and initial amount of financial investments plus the interest earned and the exchange variation are recognized in equity in the “Valuation adjustments”, net of income taxes. Accumulated gains and losses recognized in equity are reclassified to profit or loss at the time of their settlement.

Measured at fair value through profit or loss: financial assets that were not classified as amortized cost or as measured at fair value through other comprehensive income. The balances are stated at fair value and both the interest earned and the exchange variations and changes in fair value are recognized in the statement of income. Investment funds and derivatives are classified as measured at fair value through profit or loss.

The Company and its subsidiaries use financial instruments for hedging purposes, applying the concepts described below:

Hedge accounting – fair value hedge: financial instruments used to hedge exposure to changes in the fair value of an item, attributable to a particular risk, which can affect the entity’s statement of income. In the initial designation of the fair value hedge, the relationship between the hedging instrument and the hedged item is documented, including the objectives of risk management, the strategy in conducting the transaction, and the methods to be used to evaluate its effectiveness. Once the fair value hedge has been qualified as effective, the hedged item is also measured at fair value. Gains and losses from hedge instruments and hedged items are recognized in the statement of income. The hedge accounting must be discontinued when the hedge becomes ineffective.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

Hedge accounting – cash flow hedge: financial instruments used to hedge the exposure to variability in cash flows that is attributable to a risk associated with an asset or liability or highly probable transaction or firm commitment that may affect the statement of income. The portion of the gain or loss on the hedging instrument that is determined to be effective relating to the effects of exchange rate effect, is recognized directly in equity in accumulated other comprehensive income as “Valuation adjustments” , net of income taxes, while the ineffective portion is recognized in the statement of income. Gains or losses on the hedging instrument relating to the effective portion of this hedge that had been recognized directly in accumulated other comprehensive income shall is recognized in profit or loss in the period in which the hedged item is recognized in profit or loss or as initial cost of non-financial assets, in the same line item of the statement that the hedged item is recognized. The hedge accounting shall be discontinued when (i) the hedging relationship is canceled; (ii) the hedging instrument expires; and (iii) the hedging instrument no longer qualifies for hedge accounting. When hedge accounting is discontinued, gains and losses recognized in equity in other comprehensive income are reclassified to the statement of income in the period which the hedged item is recognized in profit or loss. If the transaction hedged is canceled or is not expected to occur, the cumulative gains and losses in equity in other comprehensive income shall be recognized immediately in profit or loss.

Hedge accounting – hedge of net investments in foreign operations: financial instruments used to hedge exposure on net investments in foreign subsidiaries due to the fact that the local functional currency is different from the functional currency of the Company. The portion of the gain or loss on the hedging instrument that is determined to be effective, referring to the exchange rate effect, is recognized directly in equity in “Cumulative translation adjustments”, net of income taxes, while the ineffective portion and the operating costs are recognized in the statement of income. The gain or loss on the hedging instrument that has been recognized directly in accumulated other comprehensive income shall be recognized in the statement of income when the disposal of the foreign subsidiary occurs.

For further information on financial instruments, see Note 31.

d. Trade receivables and reseller financing

Trade receivables are recognized at the amount invoiced to the counterparty that the Company subsidiaries are entitled (see Notes 6.a and 32.d.3). The loss allowance for expected credit losses consider the expected losses for the next 12 months taking into account the deterioration or improvement of the customers’ credit quality, considering the customers’ characteristics in each business segment. The amount of the expected credit losses is deemed by Management to be sufficient to cover any loss on realization of trade receivables.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

Reseller financing is provided at subsidized rate for renovation and upgrading of service stations, purchase of products and development of the automotive fuels and lubricants distribution market (see Notes 6.b and 32.d.3). The terms of reseller financing range between 12 and 60 months, with an average term of 40 months. The maximum subsidized rates are 1% per month. These financing are remeasured at a market rate for working capital loans and the remeasurement adjustment between the market rate and the subsidized rate is recognized as a reduction to the reseller’s revenue at the beginning of the contract. Throughout the contract, the interest appropriated by the market rate is recognized in the financial result.

e. Inventories

Inventories are stated at the lower of acquisition cost or net realizable value (see Note 7). The cost value of inventory is measured using the weighted average cost and includes the costs of acquisition and processing directly and indirectly related to the units produced based on the normal capacity of production. Estimates of net realizable value are based on the average selling prices at the end of the reporting period, net of applicable direct selling expenses. Subsequent events related to the fluctuation of prices and costs are also considered in  these estimates, if relevant. If net realizable values are below inventory costs, a provision corresponding to this difference is recognized. Provisions are also made for obsolescence of products, materials, or supplies that (i) do not meet its subsidiaries’ specifications, (ii) have exceeded their expiration date, or (iii) are considered slow-moving inventory. This classification is made by management with the support of its industrial and operations teams.

f. Contractual assets with customers - exclusive rights

Exclusive rights disbursements as provided in Ipiranga’s agreements with reseller service stations and major consumers are recognized as contractual assets when paid and amortized according to the conditions established in the agreements (see Note 12).

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

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

A line of business or subsidiary is classified as discontinued operation when the sale of a component of the company that represents an important separate line of business occurs or when the operation meets the criteria to be classified as held for sale, if such criteria is met before. The results and cash flows of discountinued operations are presented separately based on the classification of the respective assets and liabilities as held for sale.

Assets and liabilities held for sale and discontinued operations are measured at the lower of the book value and fair value, net of selling expenses, and presented separately in the statement of financial position.

h. Investments

Investments in associates and joint ventures are accounted for under the equity method of accounting in the financial statements (see Note 13). An associate is an investment in which an investor has significant influence, that is, has the power to participate in the financial and operating decisions of the investee but does not exercise control. A joint venture is an investment in which the shareholders have the right to net assets on behalf of a joint control. Joint control is the agreement which establishes that decisions about the relevant activities of the investee require the consent from the parties that share control.

Other investments are stated at acquisition cost less provision for losses, unless the loss is considered temporary.

i. Right-of-use assets and leases payable

The Company and its subsidiaries recognized in the statement of financial position right-of-use assets and the respective lease liabilities initially measured at the present value of future lease payments, discounted by the incremental loan rate of the Company, considering the related contract costs (see Note 14). The amortization expenses of right-of-use assets is recognized in the statement of income over the lease contract term. When the right-of-use asset is used in the construction of the property, plant, and equipment (“PP&E”), its amortization is capitalized until the asset under construction is completed. The liability is increased for interest and decreased by lease payments made. The interest is recognized in the statement of income using the effective interest rate method. The remeasurement of assets and liabilities based on the contractual index is recognized in the statement of financial position, not having an effect in the statement of income. In case of cancellation of the contract, the assets and respective liabilities are written off to the statement of income, considering, if it is the case, any penalties provided in contractual clauses. The Company and its subsidiaries have no intention in purchasing the underlying asset. The Company and its subsidiaries periodically review the existence of an indication that the right-of-use assets may be impaired (see Note 2.u).

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

Right-of-use assets include amounts related to area port leases grants (see Note 32.b).

The Company and its subsidiaries apply the recognition exemptions to short-term leases of 12 months or less and lease contracts of low value assets, which do not have purchase option at the end of the contract. In these cases, the recognition of the lease expense in the statement of income is on a straight-line basis.

j. Property, plant and equipment

PP&E is recognized at acquisition or construction cost, including capitalization of right-of-use assets amortization and financial charges incurred on PP&E under construction, as well as qualifying maintenance costs resulting from scheduled plant outages and estimated costs to remove, to decommission, or to restore assets (see Notes 2.o and 22), less accumulated depreciation and, when applicable, less provision for impairment (see Note 15).

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

k. Intangible assets

Intangible assets include assets acquired by the Company and its subsidiaries from third parties, and are recognized according to the criteria below:

Goodwill is shown as intangible assets corresponding to the positive difference between the amount paid or payable to the seller and the fair value of the identifiable assets and liabilities assumed of the acquired entity. Goodwill is tested for impairment annually, or more frequently when there is indication that the goodwill might be impaired. Goodwill is allocated to the business segments, which represent the lowest level that goodwill is monitored for impairment testing purposes (see Note 16.a).

Other intangible assets acquired from third parties, such as software, technology, and commercial property rights, are measured at the total acquisition cost and amortized using the straight-line method, over the periods mentioned in Note 16, taking into account their useful lives, which are reviewed annually.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

The decarbonization credits (“CBIOS”) acquired are recorded at historical cost in intangible assets, being retired according decree in the year to fulfill the individual target set by the National Agency of Petroleum, Natural Gas and Biofuels (“ANP”) and are not amortized. These assets are used to settle the annual decarbonization obligation adopted by Brazilian National Biofuels Policy (“RenovaBio”), implemented by Law No. 13,576/2017, with additional regulations established by Decree No. 9,888/2019 and Ordinance No. 419 of November 20, 2019 issued by the Brazilian Ministry of Mines and Energy. On July 22, 2022, the Decree No. 11,141/2022 was published, which establish on an exceptional basis, the retirement deadline of decarbonization credits until September 2023, to comprove the goal of 2022.

The Company and its subsidiaries have not recognized intangible assets that were generated internally. The Company and its subsidiaries have goodwill and brands acquired in business combinations, which are evaluated as intangible assets with indefinite useful life (see Note 16.a.).

l. Other assets

Other assets are stated at the lower of cost and realizable value, including, if applicable, interest earned, monetary changes and changes in exchange rates incurred, less the provisions for losses and, if applicable, adjusted to present value.

m. Financial liabilities

The financial liabilities include trade payables, trade payables – reverse factoring other payables, financing, loans, debentures, leases payable and derivative financial instruments used as hedging instruments. Financial liabilities are classified as “financial liabilities at fair value through profit or loss” or “financial liabilities at amortized cost”. The financial liabilities at fair value through profit or loss refer to derivative financial instruments and financial liabilities designated as hedged items in a fair value hedge relationship upon initial recognition (see Note 2.c – Fair Value Hedge). The financial liabilities at amortized cost are stated at the initial transaction amount plus accrued interest and net of amortization and transaction costs. Interest expense is recognized in the consolidated statement of income using the effective interest rate method.

Transaction costs incurred and directly attributable to the activities necessary for contracting loans or for issuing bonds, as well as premiums and discounts upon issuance of debentures and other debt, are allocated to the instrument and amortized in the statement of income taking into account its term, using the effective interest rate method (see Note 17.b).

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

n. Income and social contribution taxes on income

Current and deferred income tax (“IRPJ”) and social contribution on net income tax (“CSLL”) are calculated based on their current rates. For the calculation of current IRPJ, the value of tax incentives is also considered. At the end of the fiscal year the portion of the profit corresponding to these investment grants is allocated to the constitution of a tax incentive reserve in subsidiaries’ equity and is excluded from the dividend calculation base and subsequently capitalized. Taxes are recognized based on the rates of IRPJ and CSLL provided for by the laws enacted on the last day of the financial statements. The current rates in Brazil are 25% for IRPJ and 9% for CSLL.

A provision is recognised for those matters for which the tax determination is uncertain but it is considered probable that there will be a future outflow of funds to a tax authority. The provisions are measured at the best estimate of the amount expected to become payable. The assessment is based on the judgement of tax professionals within the Company supported by previous experience in respect of such activities and in certain cases based on specialist independent tax advice.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. In addition, a deferred tax liability is not recognised if the temporary difference arises from the initial recognition of goodwill. The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered

For purposes of disclosure deferred tax assets were offset against the deferred tax liabitilies, in the same taxable entity and the same tax authority.

Current and deferred tax are recognised in profit or loss, except when they relate to items that are recognised in other comprehensive income or directly in equity, in which case the current and deferred tax are also recognised in other comprehensive income or directly in equity, respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination

For further information about recognition and realization of IRPJ and CSLL see Note 10.

o. Provision for asset retirement obligation - fuel tanks

The subsidiary Ipiranga has the legal obligation to remove the underground fuel tanks located at Ipiranga-branded service stations after a certain period. The estimated cost of the obligation to remove these fuel tanks is recognized as a liability when the tanks are installed. The estimated cost is recognized in PP&E and depreciated over the respective useful lives of the asset. The amounts recognized as a liability accrue inflation effect using the Amplified Consumer Price Index (“IPCA”) until the tank is removed (see Note 22). The estimated removal cost is reviewed and updated annually or when there is significant change in its amount and change in the estimated costs are recognized in the statement of income when they become known.

p. Provision for tax, civil, labor risks, contingent liabilities and contingent assets

A provision for tax, civil and labor risks is recognized, when there is a present obligation and it is probable that the Company will be required to settle that obligation and a reliable estimate can be made of the amount of the obligation.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation. The estimate is determined by Management, supoorted by the assessment of internal and external legal counsel, and the amounts are recognized based on the evaluation of the outcomes of the legal proceedings (see Note 23).

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

When the risk of a loss is classified as possible, a provision is not recogniezed, but disclosed in the notes to the financial statements.

An entity shall not recognize a contingent asset. Contingent assets usually arise from unplanned or other unexpected events that give rise to the possibility of an inflow of economic benefits to the entity. Contingent assets are not recognized in financial statements since this may result in the recognition of income that may never be realized. However, when the realization of income is virtually certain, then the related asset is not a contingent asset and its recognition is appropriate. A contingent asset is disclosed where an inflow of economic benefits is probable.

q. Post-employment benefits

Post-employment benefits granted and to be granted to employees, retirees, and pensioners are based on an actuarial calculation prepared by an independent actuary and reviewed by management, using the projected unit credit method (see Note 21.b). The actuarial gains and losses are recognized in equity in “Accumulated other comprehensive income”, net of income taxes.

r. Other liabilities

Other liabilities are stated at known or measurable amounts and changes in exchange rates incurred. When applicable, other liabilities are recognized at present value, based on interest rates that reflect the term, currency, and risk of each transaction.

s. Foreign currency transactions

Foreign currency transactions carried out by the Company and its subsidiaries are remeasured into their functional currency at the exchange rate prevailing at the date of each transaction. Outstanding monetary assets and liabilities of the Company and its subsidiaries are translated using the exchange rate at the date of the financial statements. The effect of the difference between those exchange rates is recognized in financial results until the conclusion of each transaction.

t. Basis for translation of financial statements of foreign subsidiaries

t.1 Subsidiaries with administrative authority

Assets and liabilities of the foreign subsidiaries denominated in currencies other than Brazilian Real which have administrative authority are translated using the exchange rate at the date of the financial statements. Revenues and expenses are translated using the average exchange rate of each year and equity is translated at the historical exchange rate of each transaction affecting equity. Gains and losses resulting from changes in these foreign investments are directly recognized on equity in other comprehensive income amount on the account “cumulative translation adjustments” and will be recognized in profit or loss if and when these investments are disposed of. On December 31, 2022 the Company does not have foreign subsidiaries with administrative authority. On December 31, 2021 the gains with exchange rate totaled R$ 304,645 related to the subsidiary Oxiteno, which in April 1, 2022 was saled to Indorama (see note 1.b.2 for more information).

t.2 Subsidiaries without administrative authority

The Company has foreign subsidiaries without administrative authority. Assets and liabilities of the other foreign subsidiaries, which do not have administrative authority, are considered an extension of the activities of their parent company and are translated using the exchange rate at the date of the financial statements. Gains and losses resulting from changes in these foreign investments are directly recognized as financial result.

u. Critical accounting judgements and key sources of estimation uncertainty

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

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

u.1 Critical judgements in applying the Group’s accounting policies

The following are the critical judgements, apart from those involving estimations (which are presented separately below), that Management has made in the process of applying the Group’s accounting policies and that have the most significant effect on the amounts recognised in financial statements the determination of control in subsidiaries (Notes 2.h, 2.v., 4 and 13), the determination of joint control in joint ventures (Notes 2.h and 13), the determination of significant influence in associates (Notes 2.h and 13.c) and determination of assets and liabilities held for sale and discontinued operations (Note 4), designation of financial instruments for hedge accounting (Note 2.c), recognition of tax credits (Note 2.z), and accounting for business combinations, including the identification of intangibles, allocation of the purchase price and accounting of contingent consideration (Note 2.w).

u.2 Key sources of estimation uncertainty

The key assumptions concerning the future, and other key sources of estimation uncertainty at the reporting period that may have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

The estimates of realization of deferred taxes assets (Notes 2.n and 10.a), realization amount of tax recoverable (Note 8), impairment assessment of non-currrent assets, including goodwill (Notes 2.k, 2.w and 16.a), provisions for tax, civil, and labor risks (Notes 2.p and 23), and definition of fair value of assets acquiried, liabilites assumed and contingent consideration for the business combinations (Notes 2.w and 34).   The actual result of the transactions and information may differ from their estimates.

v. Impairment of assets

The Company and its subsidiaries review in every reporting period the existence of any indication that an asset may be impaired. To intangible assets with indefinite useful life the review is done annually or more frequently when there is indication that such assets might be impaired. If there is an indication of impairment, the Company and its subsidiaries estimate the recoverable amount of the asset. Assets that cannot be evaluated individually are grouped in the smallest group of assets that generate cash inflow from continuous use and that are largely independent of cash flows of other assets (cash generating units, “CGU”). The recoverable amount of assets or CGUs corresponds to the greater of their fair value net of applicable direct selling expenses and their value in use.

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

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

To assess the value in use, the projections of future cash flows, trends, and outlooks, as well as the effects of obsolescence, demand, competition, and other economic factors were considered. Such cash flows are discounted to their present values using the discount rate before tax that reflects market conditions for the period of impairment testing and the specific risks of the asset or CGU being evaluated. In cases where the expected discounted future cash flows are less than their carrying amount, an impairment loss is recognized for the amount by which the carrying amount exceeds the fair value of these assets. Losses for impairment of assets are recognized in profit or loss. In case goodwill has been allocated to a CGU, the recognized losses are first allocated to reduce the corresponding goodwill. If the goodwill is not enough to absorb such losses, the surplus is allocated to the assets on a pro-rata basis. An impairment of goodwill cannot be reversed. For other assets, impairment losses are reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if the impairment had not been recognized.

As of December 31, 2022, the Company and its subsidiaries did not record any losses with  impairment of assets. As of December 31, 2022, the recognized impairment amount was R$ 427,529 and deferred income and social contribution taxes effects amounted to R$ 145,360, resulting in a net loss of R$ 282,169. On August 31, 2022, the Company, through its subsidiary Ipiranga, sold its subsidiary Imifarma Produtos Farmacêuticos e Cosméticos S.A. (“Extrafarma”) and wrote off the provision for impairment of assets allocated to subsidiary Imifarma Produtos Farmacêuticos e Cosméticos S.A. (“Extrafarma”). See Note 4.a.

w. Business combinations

A business combination is accounted for applying the acquisition method. The cost of the acquisition is measured based on the consideration transferred and to be transferred, measured at fair value at the acquisition date. In a business combination, the assets acquired and liabilities assumed are measured in order to classify and allocate them according to the contractual terms, economic circumstances and relevant conditions on the acquisition date. The non-controlling interest in the acquired company is measured based on its interest in net assets identified in the acquired company. Goodwill is measured as the excess of the consideration transferred and to be transferred over the fair value of net assets acquired (identifiable assets and liabilities assumed, net). After the initial recognition, goodwill is measured at cost less any accumulated impairment losses. For impairment testing purposes, goodwill is allocated to the Company’s operating segments. When the cost of the acquisition is lower than the fair value of net assets acquired, a gain is recognized directly in the statement of income. Costs related to the acquisitions are recorded in the statement of income when incurred. For further details, see note 33.

Business combination between entities under common control

Business combinations between entities under common control have not been addressed under IFRS and how they should be disclosed remains unclear. IFRS 3 is the standard applicable to business combinations, but its scope explicitly excludes business combinations between entities under common control.

Predecessor basis of accounting

In accordance with IAS 8, Management has adopted the predecessor basis of accounting, which is consistent with United States Generally Accepted Accounting Principles (“USGAAP”) and United Kingdom Generally Accepted Accounting Principles (“UKGAAP”), to record the carrying amount of the asset received, as recorded by the parent company.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

Under the predecessor basis of accounting, when accounting for a transfer of assets between entities under common control, the entity that receives the net assets or the equity interests (the acquirer) shall initially record the assets and liabilities transferred at their parent book value as at the transfer date. If the book value of the assets and liabilities transferred by the parent is different from the historical cost recorded by the controlling entity of the entities under common control (the ultimate parent), the financial statements of the acquirer shall reflect the assets and liabilities transferred at the same cost of the ultimate parent, as a counter-entry to shareholders' equity against the carrying value adjustments.

x. Statements of cash flows

The Company and its subsidiaries present the interest paid on loans, financing, debentures, and leases payable in financing activities and present financial investments, net of redemptions in the investing activities and received dividends in the operating activities.

y. Financial liabilities of customers

Refers to contract obligations of payments in installments of exclusivity rights with customers of subsidiary Ipiranga, where there was the anticipation of these receivables by customers with certain financial institutions. Ipiranga as guarantor of the operation, assumes the payment of installments falling due with the financial institution in exchange for the right of exclusivity with the customers (see Note 12).

Considering that the average term of maturity of these obligations is 50 monthly installments and the amounts do not bear interest, the Company recorded an adjustment to present value ("APV"), with contrast registered at the rubric “Contractual assets with customers – exclusivity rights”. The APV reversion will occur over the contractual term with impact in financial result with an approximate average rate of 13.7% p.a..

z. Recognition of tax credits

The accounting policy applied by the Company considers relevant estimates and judgments for the tax credits recognition and for estimating its recovery. The tax credits are recorded only when management has elements that guarantee (i) that the credit is a legal right; (ii) the amount could be estimated with sufficient reliability to enable it to be compensated or refunded; and (iii) the amounts is recoverable through either offsetting with other tax credits or a tax refund. In cases where the recovery of the asset is not probable, or the amount cannot be reliably measured, the amounts are not recognized, or a provision is recorded.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

3. New accounting policies and changes in accounting policies

These financial statements were prepared using information from Ultrapar and its subsidiaries on the same date, as well as consistent accounting policies and practices.

The accounting policies have been consistently applied to all consolidated companies and are consistent with those used in the parent. The Company evaluated and, when necessary, applied for the first time the following standards and interpretations issued by the International Accounting Standards Board (IASB) and, on the date the financial statements were authorized for issue, did not identify any significant impacts thereof on the disclosure or reported amounts.

  New accounting policies and changes in accounting policies adopted

The new standards and interpretations issued, up to the issuance of the Company's individual and consolidated financial statements, are described below.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

a.1 Accounting policies adopted

The following new standards, amendments to standards and interpretations of IFRS issued by the IASB and effective on January 1, 2022 had no significant impact on the financial statements for the year ended December 31, 2022:

IFRS 3 Business Combinations – Reference to the Conceptual Framework - The amendments update the reference to the conceptual framework of the old version with the most recent one. They also include in IFRS 3 a requirement that, for obligations within the scope of IAS 37, the buyer adopts the standard to determine whether at the acquisition date a present obligation exists as a result of past events.  For a levy within the scope of IFRIC 21 - Levies, the buyer adopts the standard to determine whether the obligating event that gave rise to a liability to pay a levy occurred until the acquisition date.

IAS 16 Property, Plant and Equipment - Proceeds before Intended Use - The amendments prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced before that asset is available for use, i.e. proceeds while bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Consequently, an entity recognizes such costs in profit or loss.

IAS 37 Provisions, Contingent Assets and Liabilities - Onerous Contracts – The amendments specify that the cost to fulfill a contract comprises incremental costs incurred to fulfill such contract (e.g. employees or materials) and the allocation of other costs directly related to the fulfillment of a contract (e.g. allocation of depreciation expenses for an item of property, plant and equipment used to fulfill a contract).

Annual Improvements to IFRSs 2018-2020 Cycle - amendments included in the annual improvement cycle that covers the following standards:

IFRS 9 – Financial Instruments: The amendment clarifies that in applying the '10 per cent' test to assess whether to derecognize a financial liability, an entity includes only fees paid or received between the entity (the borrower) and the lender, including fees paid or received by either the entity or the lender on the other’s behalf.

IFRS 16 – Leases (effective period not applicable): The amendment removes the illustration of the reimbursement of leasehold improvements. As the amendment to IFRS 16 is only an illustrative example, no effective date is defined.

IFRS 1 - First-time Adoption of International Financial Reporting Standards: The amendment provides additional relief to a subsidiary which becomes a first-time adopter later than its parent in respect of accounting for cumulative translation differences.

IAS 41 - Biological Assets and Agricultural Produce: The amendment excluded the IAS 41 requirement for entities to exclude any cash flows for taxation in measuring the fair value of biological assets.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

a.2 Accounting policies not adopted

The following new standards, amendments to standards and interpretations to IFRSs issued by the IASB were not adopted because they were not yet effective in the year ended December 31, 2022. The Company and its subsidiaries plan to adopt these new standards, amendments and interpretations, if applicable, when they become effective, and they do not expect to have significant impact on their future individual and consolidated financial statements.

IFRS 10 and IAS 28 – Sale or Contribution of Assets between an Investor and its Associate or Joint Venture – The amendments address specifically the accounting treatment for gains and losses resulting from loss of control over a subsidiary that does not constitute a business in a transaction with an associate or joint venture, accounted for using the equity method of accounting.

IFRS 17 - Insurance Contracts - Establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts and supersedes IFRS 4 Insurance Contracts.

IAS 1 – Classification of Liabilities as Current or Non-current - The amendments clarify the meaning of a right to postpone the settlement of a liability; establish that the right to postpone should exist at the reporting date; specify that such classification is not affected by the expectation on whether an entity will exercise its right to postpone the settlement of the liability, and, also, that only if an embedded derivative into a convertible liability is an equity instrument, the terms of a liability would not affect their classification.

IAS 1 and practical expedient 2 of IFRS – Disclosure of Accounting Policies – The amendments replace the term "significant accounting policies" with "significant accounting policy information". Guides and examples are provided to help entities to apply the materiality judgment for the disclosure of accounting policies.

IAS 8 – Definition of Accounting Estimates - The amendments help entities distinguish changes in accounting estimates from changes in accounting policies and correction of errors. According to the new definition, accounting estimates are “monetary amounts in the financial statements that are subject to measurement uncertainty”.

IAS 12 – Deferred Tax related to Assets and Liabilities arising from a Single Transaction – The amendments introduce another exception to the initial recognition exemption, and are not applicable to exemption for transactions that result from equal temporary taxable and deductible differences. An entity shall recognize the corresponding deferred tax asset and liability in accordance with the recoverability criteria and the application of the amendments to transactions occurred in or after the beginning of the earliest comparative reporting period. Examples include the following: right-of-use assets and lease liabilities; and decommissioning, remediation and similar liabilities, and the corresponding amounts recognized as part of the cost of the related asset.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

4. Discontinued operations

The divestments of Oxiteno and Extrafarma are aligned with Ultrapar's portfolio review. With a more complementary and synergistic businesses, Ultrapar concludes the rationalization phase of its portfolio and will now concentrate on developing investment opportunities in the verticals of energy and infrastructure, with increasing focus on energy transition, leveraged by its portfolio and expertise. In this context, the Company announced the contracts signing described below and, classified these transactions as discontinued operations.

a. Sale of shares of Extrafarma

On August 1, 2022, the transaction was closed, including the fulfillment of all precedent conditions. For further information, see Note 1.b.3.

On December 31, 2022, the Company calculated the result from the conclusion of the transaction, considering the sales revenue, less write-off of the investment, plus transaction costs, as shown below:

Amount
Total value of Extrafarma’s purchase and sale agreement	700,000
Cash/ Net debt on December 31, 2020	(99,897)
Operation sale price	600,103
Estimated working capital and net debt adjustments	121,522
Cost of investment	(1,115,102)
Reversal of impairment (*)	427,529
Provision for indemnities	(9,995)
Transaction costs	(13,282)
Gain on disposal of investments before the effect of cessation of depreciation	10,775
Cessation of depreciation	(27,084)
Loss on disposal of investments after the effect of depreciation	(16,309)
Current income and social contribution taxes	138,298
Deferred income and social contribution taxes	(141,962)
Loss on disposal of investments, net	(19,973)

(*) For more information, see Note 2.v

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

b. Sale of shares of Oxiteno S.A.

On August 16, 2021, the Company announced the signing of an agreement for the sale of all shares of Oxiteno S.A. to Indorama. On April 1, 2022, the Company announced the conclusion of the transaction after approval by CADE without restrictions. For further information, see Note 1.b.2.

On December 31, 2022, the Company calculated the result from the conclusion of the transaction, considering the sales revenue, less write-off of the investment, plus transaction costs, as shown below:

Amount
Total value of Oxiteno’s purchase and sale agreement	6,994,191
Working capital and net debt adjustments	(13,146)
Proceeds from settlement of intercompany loan held by Oxiteno	(3,980,702)
Adjustment to present value on transaction closing date referring to deferred installment	(81,397)
Revenue from the sale of investments, net of adjustment to present value	2,918,946
Cost of write-off of investment	(2,118,949)
Cumulative translation adjustments, net of cash flow hedging losses, reclassified to the statement of income	(277,045)
Transaction costs	(77,843)
Provision for indemnities	(136,103)
Gain on disposal of investments before the effect of cessation of depreciation	309,006
Cessation of depreciation	(51,372)
Gain on disposal of investments after the effect of depreciation	257,634
Current income and social contribution taxes	(245,478)
Deferred income and social contribution taxes	46,247
Gain on disposal of investments, net	58,403

For further information, see Note 1.b.2.

c. Disclosure of the impacts of IFRS 5 - discontinued operations

The tables of discontinued operation are detailed below and include the profit or loss incurred throughout 2022 and 2021, when applicable. Eliminations refer to intercompany transactions, substantially represented by purchase and sale transactions, effects on the profit or loss of foreign debts contemplating hedging instruments, among others.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

c.1 The results and cash flows from discontinued operations for the year  ended December 31, 2022 are shown below:

	Oxiteno	Extrafarma	Eliminations (*)	Ultrapar	12/31/2022
Net revenue from sales and services	2,039,287	1,235,487	(7,241)	-	3,267,533
Cost of products and services sold	(1,580,000)	(912,310)	7,241	-	(2,485,069)
Gross profit	459,287	323,177	-	-	782,464
Selling, marketing and administrative	(201,365)	(438,601)	-	-	(639,966)
Other operating income (expenses), net	10,736	(5,951)	-	241,325	246,110
Operating income (loss)	268,658	(121,375)	-	241,325	388,608
Share of profit (loss) of subsidiaries, joint ventures and associates	(231)	-	-	-	(231)
Income (loss) before financial result and income and social contribution taxes	268,427	(121,375)	-	241,325	388,377
Financial result, net	23,153	(25,059)	54,431	-	52,525
Income (loss) before income and social contribution taxes	291,580	(146,434)	54,431	241,325	440,902
Income and social contribution taxes	(16,924)	20,826	(18,507)	(202,895)	(217,500)
Net effect of cessation of depreciation (i)	51,372	27,084	-	-	78,456
Net income (loss) for the year	326,028	(98,524)	35,924	38,430	301,858

(*) Elimination between continuing and discontinued operations related to the interest on the intercompany loan between Ultrapar International and Oxiteno.

(i) As of January 1, 2022, the depreciation and amortization of assets classified as held for sale ceased, in compliance with item 25 of IFRS 5.

The impact of the proceeds from the sale of Oxiteno in the total amount of R$ 6.2 billion was considered in the statement of cash flows as a continuing operations, comprising the sale of the investment of approximately R$2.3 billion and the receipt of the intercompany loan owed by Oxiteno S.A. to Ultrapar International in the approximate amount of R$3.9 billion.

	Oxiteno	Extrafarma	Eliminations	12/31/2022
Net cash (used in) provided by operating activities	(81,558)	(68,370)	180,478	30,550
Net cash (used in) provided by investing activities	1,011,736	(25,323)	(1,206,603)	(220,190)
Net cash (used in) provided by financing activities	(1,245,754)	40,585	1,026,144	(179,025)
Effect of exchange rate changes on cash and cash equivalents in foreign currency	(19,316)	-	-	(19,316)
Increase (decrease) in cash and cash equivalents	(334,892)	(53,108)	19	(387,981)

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

c.1.1 In the Parent, the proceeds from the sale of Oxiteno and the share of profit (loss) of investees Oxiteno and Extrafarma, net of transactions with related parties, had an impact of R$ 301,858, classified as income from discontinued operations in the consolidated financial statements.

c.2 The main classes of assets and liabilities classified as held for sale on December 31, 2021 are shown below:

Assets	Oxiteno	Extrafarma	Eliminations(*)	Total
Current assets
Cash and cash equivalents	334,882	53,099	‐	387,981
Financial investments and derivative financial instruments	1,346,552	‐	‐	1,346,552
Trade receivables	993,960	35,743	‐	1,029,703
Inventories	1,671,662	578,206	‐	2,249,868
Recoverable taxes	634,718	62,053	‐	696,771
Other assets	51,829	26,145	(5,035)	72,939
Total current assets	5,033,603	755,246	(5,035)	5,783,814
Non-current assets
Financial investments and derivative financial instruments	492,430	‐	‐	492,430
Related parties	‐	1,674	(1,674)	‐
Deferred income and social contribution taxes	541,756	200,194	‐	741,950
Recoverable taxes	393,723	17,938	‐	411,661
Other assets	10,538	4,136	‐	14,674
	1,438,447	223,942	(1,674)	1,660,715
Investments	36,207	5,000	(22,047)	19,160
Right-of-use assets	31,871	318,183	‐	350,054
Property, plant and equipment	2,787,241	154,663	‐	2,941,904
Intangible assets	160,141	85,129	‐	245,270
Total non-current assets	4,453,907	786,917	(23,721)	5,217,103
Total assets held for sale	9,487,510	1,542,163	(28,756)	11,000,917

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

Liabilities	Oxiteno	Extrafarma	Eliminations(*)	Total
Current liabilities
Loans, financing and hedge derivative financial instruments	302,154	‐	(62,841)	239,313
Trade payables	493,800	225,487	(1,949)	717,338
Trade payables - reverse factoring	725,246	-	-	725,246
Salaries and related charges	176,941	45,843	-	222,784
Taxes payable	53,988	15,696	-	69,684
Income and social contribution taxes payable	12,415	‐	‐	12,415
Post-employment benefits	3,311	-	-	3,311
Provision for tax, civil and labor risks	2,946	520	-	3,466
Leases payable	11,702	64,312	-	76,014
Other liabilities	68,721	13,249	(13,264)	68,706
Total current liabilities	1,851,224	365,107	(78,054)	2,138,277
Non-current liabilities
Loans, financing and hedge derivative financial instruments	5,728,028	‐	(5,725,594)	2,434
Related parties	2,875	‐	(2,875)	‐
Deferred income and social contribution taxes	12,964	‐	‐	12,964
Post-employment benefits	6,806	287	-	7,093
Provision for tax, civil and labor risks	33,149	2,370	-	35,519
Leases payable	22,786	314,915	-	337,701
Other liabilities	5,341	2,092	-	7,433
Total non-current liabilities	5,811,949	319,664	(5,728,469)	403,144
Total equity	1,824,337	857,392	(2,681,729)	-
Total liabilities held for sale and equity	9,487,510	1,542,163	(8,488,252)	2,541,421

(*) Elimination between the continued operations and discontinued operations related to loan between Ultrapar International and Oxiteno.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

c.2.1 The results and cash flows from discontinued operations for the year ended  December 31, 2021 are shown below:

	Oxiteno	Extrafarma	Eliminations(*)	Total
Net revenue from sales and services	7,102,771	1,986,932	(23,908)	9,065,795
Cost of products and services sold	(5,540,773)	(1,384,316)	23,908	(6,901,181)
Gross profit	1,561,998	602,616	‐	2,164,614
Operating income (expenses)
Selling, marketing and administrative	(978,221)	(685,794)	‐	(1,664,015)
Impairment	‐	(427,529)	‐	(427,529)
Other operating income (expenses), net	26,924	(1,109)	‐	25,815
Operating income (loss)	610,701	(511,816)	‐	98,885
Share of profit (loss) of subsidiaries, joint ventures and associates	48	‐	-	48
Income (loss) before financial result and income and social contribution taxes	610,749	(511,816)	-	98,933
Financial result, net	(431,441)	(45,265)	329,736	(146,970)
Income (loss) before income and social contribution taxes	179,308	(557,081)	329,736	(48,037)
Income and social contribution taxes	69,995	155,416	(112,110)	113,301
Net income (loss) for the year	249,303	(401,665)	217,626	65,264
Depreciation and amortization for the year (i)	308,564	154,850	-	463,414

(*) Elimination between the continued operations and discontinued operations related to loan between Ultrapar International and Oxiteno.

(i) Balances included for a complete breakdown of segment information.

	Oxiteno	Extrafarma	Eliminations	Total
Net cash provided by (used in) operating activities	1,016,580	(33,273)	(788)	982,519
Net cash used in investing activities	(122,363)	(35,072)	(1,298)	(158,733)
Net cash (used in) provided by financing activities	(1,054,930)	35,286	466,677	(552,967)
Effect of exchange rate changes on cash and cash equivalents in foreign currency	56,553	‐	‐	56,553
(Decrease) increase in cash and cash equivalents	(104,160)	(33,059)	464,591	327,372

c.2.2 In the Parent, the share of profit (loss) of investees Oxiteno and Extrafarma, net of transactions with related parties, were re-presented as discontinued operations in the total amount of R$ 65,264 in the statement of income for 2021, as per Notes 4.c.2.1 and 13.

c.3 The results and cash flows from discontinued operations for the year ended December 31, 2020 are shown below:

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated
	Discontinued operations
	Oxiteno	Extrafarma	Eliminations	Total
Net revenue from sales and services	5,210,704	1,988,411	(16,069)	7,183,046
Cost of products and services sold	(4,188,711)	(1,399,125)	16,069	(5,571,767)
Gross profit	1,021,993	589,286	‐	1,611,279
Operating income (expenses)
Selling marketing and administrative	(831,056)	(662,182)	-	(1,493,238)
Other operating income, net	153,457	(5,403)	-	148,054
Operating income (loss) before finance income (expenses) and share of profit (loss) of subsidiaries, joint ventures and associates	344,394	(78,299)	‐	266,095
Share of profit (loss) of subsidiaries, joint ventures and associates	414	‐	-	414
Operating income (loss) before finance income (expenses) and income and social contribution taxes	344,808	(78,299)	-	266,509
Financial result, net	1,482	(38,938)	318,430	280,974
Profit (loss) before income and social contribution taxes	346,290	(117,237)	318,430	547,483
Income and social contribution taxes	(118,132)	(40,453)	(108,265)	(266,850)
Net income from continuing operations	-	-	-	-
Net income from discontinued operations	-	-	-	280,633
Profit (loss) for the year	228,158	(157,690)	210,165	280,633
Depreciation and amortization for the year (i)	275,063	153,899	-	428,962

(i) Balances included for complete breakdown of segment information.

	Discontinued operations
	Oxiteno	Extrafarma	Eliminations	Total
				(B)
Net cash provided by (used in) operating activities	765,090	111,396	(2,380)	874,106
Net cash used in investing activities	(159,349)	(6,484)	(321,557)	(487,390)
Net cash (used in) provided by financing activities	(1,236,490)	11,272	305,534	(919,684)
Effect of exchange rate changes on cash and cash equivalents in foreign currency	114,822	‐	‐	114,822
Increase (decrease) in cash and cash equivalents	(515,927)	116,184	(18,403)	(418,146)

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

5 Cash and cash equivalents, financial investments and derivative financial instruments

Cash equivalents and financial investments, excluding cash and bank deposits, are substantially represented by investments: (i) in Brazil, in certificates of deposit of financial institutions linked to interest rate of the DI, in repurchase agreement, financial bills, and in short-term investment funds, whose portfolio is comprised of Brazilian Federal Government bonds and certificates of deposit of financial institutions; (ii) outside Brazil, in certificates of deposit of financial institutions and in short-term investment funds, whose portfolio is comprised of Federal Government bonds; and (iii) in currency and interest rate hedging instruments.

The financial assets were classified based on business model of financial assets of the Company and its subsidiaries and are disclosed in Note 31.i.

The breakdown of cash and cash equivalents and financial investments is as follows:

a.              Cash and cash equivalents

Cash and cash equivalents of the Company and its subsidiaries are presented as follows:

	12/31/2022	12/31/2021
Cash and bank deposits
In local currency	105,986	317,907
In foreign currency	5,811	16,640
Financial investments
In local currency
Fixed-income securities	5,204,766	1,943,164
In foreign currency
Fixed-income securities	305,206	2,363
Total cash and cash equivalents	5,621,769	2,280,074

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

b. Financial investments and derivative financial instruments

The financial investments that are not classified as cash and cash equivalents are presented as follows:

	12/31/2022	12/31/2021
Financial investments
In local currency
Fixed-income securities and funds	406,683	1,607,608
In foreign currency
Fixed-income securities and funds	-	103,239
Derivative financial instruments (a)	556,510	472,552
Total financial investments and derivative financial instruments	963,193	2,183,399
Current	520,352	1,804,122
Non-current	442,841	379,277

(a)  Accumulated gains, net of income tax (see Note 31.i).

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

6 Trade receivables, reseller financing and other receivables

a. Trade receivables

The breakdown of trade receivables is as follows:

	12/31/2022	12/31/2021
Domestic customers	4,527,167	3,805,756
Domestic customers - related parties (see note 9.a.2)	64	57
Foreign customers	3,401	3,137
Foreign customers - related parties (see note 9.a.2)	2,695	4,400
	4,533,327	3,813,350
(-) Loss allowance for expected credit losses	(322,753)	(374,355)
Total	4,210,574	3,438,995
Current	4,149,111	3,375,246
Non-current	61,463	63,749

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

The breakdown of trade receivables, gross of allowance for expected credit losses, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
12/31/2022	4,533,327	3,930,178	20,873	18,741	21,482	46,586	495,467
12/31/2021	3,813,350	3,131,528	90,024	33,255	24,804	23,903	509,836

The breakdown of the allowance for expected credit losses is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
12/31/2022	322,753	21,425	1,747	1,384	4,913	15,222	278,062
12/31/2021	374,355	21,962	1,595	3,049	2,761	14,926	330,062

Movements in the allowance for expected credit losses are as follows:

Balance as of December 31, 2019	404,886
Additions	194,220
Reversals	(203,994)
Write-offs	(13,016)
Balance as of December 31, 2020	382,096
Additions	177,872
Reversals	(150,160)
Write-offs	(18,646)
Reclassification to assets held for sale	(16,807)
Balance as of December 31, 2021	374,355
Additions	143,828
Reversals	(130,385)
Write-offs	(65,045)
Balance as of December 31, 2022	322,753

For further information on the allowance for expected credit losses, see Note 31.d.3.

b. Reseller financing

The breakdown of reseller financing is comprised as follows:

	12/31/2022	12/31/2021
Reseller financing – Ipiranga	1,234,634	1,183,312
(-) Allowance for expected credit losses	(173,287)	(185,278)
	1,061,347	998,034
Current	559,825	582,562
Non-current	501,522	415,472

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

The breakdown of reseller financing, gross of allowance for expected credit losses, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
12/31/2022	1,234,634	826,210	8,944	3,892	11,040	11,943	372,605
12/31/2021	1,183,312	770,008	19,260	24,290	14,373	26,685	328,696

The breakdown of the loss allowance for expected credit losses is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
12/31/2022	173,287	1,327	483	1,132	3,704	4,937	161,704
12/31/2021	185,278	1,514	6,410	8,697	6,255	9,892	152,510

Movements in the allowance for expected credit losses are as follows:

Balance as of December 31, 2019	156,006
Additions	74,745
Reversals	(29,791)
Write-offs	(3,949)
Balance as of December 31, 2020	197,011
Additions	65,536
Reversals	(68,982)
Write-offs	(8,287)
Balance as of December 31, 2021	185,278
Additions	45,987
Reversals	(52,695)
Write-offs	(5,283)
Balance as of December 31, 2022	173,287

For further information on the allowance for expected credit losses, see Note 31.d.3.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

c. Trade receivables - sale of subsidiaries

The breakdown of other receivables is comprised as follows:

12/31/2022
Sale of subsidiary Oxiteno:
Receivables from sale of investments (i)	782,655
(-) Adjustment to present value - sale of investments (ii)	(55,598)
Sale of subsidiary Extrafarma:
Receivables from sale of investments (iii)	369,508
1,096,565
Current	184,754
Non-current	911,811

(i) Refers to the final installment of the sale of Oxiteno, in amount of USD 150 million, due in 2024. In May 2022, the Company made an onerous assignment, without right of recourse and co-obligation, of the receivable from the sale of Oxiteno to Ultrapar International.

(ii) The consideration for the sale of Oxiteno was recognized at present value using a discount rate of 6.1741%. The amount as of December 31 includes present value realization and exchange variation of the transaction closing date until December 31, 2022.

(iii) Refer to the sale of Extrafarma, which will be paid in two installments of R$ 184,754, maturing in August 2023 and August 2024, monetarily adjusted by the DI rate + 0.5% p.a. In December 2022, the subsidiary IPP made an onerous assignment, without right of recourse and co-obligation, of the receivable from the sale of Extrafarma to the Company.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

7 Inventories

The breakdown of inventories, net of provision for losses, is shown below:

	12/31/2022	12/31/2021
Fuels, lubricants and greases	3,782,522	3,038,061
Raw materials	380,993	293,242
Liquified petroleum gas (LPG)	143,516	146,070
Consumable materials and other items for resale	125,239	115,275
Purchase for future delivery (1)	453,817	301,992
Properties for resale	19,996	24,132
	4,906,083	3,918,772

 (1) Refers substantially to ethanol, biodiesel and advances for fuel acquisition

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

Movements in the provision for losses are as follows:

Balance as of December 31, 2019	40,724
Additions to net realizable value adjustment	2,245
Reversals of obsolescence and other losses	(1,976)
Balance as of December 31, 2020	40,993
Addition to provision for adjustment to realizable value	5,974
Reversal of provision for obsolescence and other losses	(5,184)
Reclassification to assets held for sale	(28,705)
Balance as of December 31, 2021	13,078
Provision for obsolescence and other losses	10,028
Reversal of provision for adjustment to realizable value	(1,180)
Balance as of December 31, 2022	21,926

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

8 Recoverable taxes

a. Recoverable taxes

Recoverable taxes are substantially represented by credits of Tax on Goods and Services (“ICMS”, the Brazilian VAT), Contribution for Social Security Financing (“COFINS”) and Social Integration Program (“PIS”).

	12/31/2022	12/31/2021
ICMS – State VAT (a.1)	1,312,990	893,206
PIS and COFINS – Federal VAT (a.2)	2,410,736	1,177,513
Valued-added tax of foreign subsidiaries	-	179
Others	59,545	37,127
Total	3,783,271	2,108,025
Current	1,610,312	1,061,227
Non-current	2,172,959	1,046,798

a.1 The recoverable ICMS net of provision for losses is substantially related to the following subsidiaries and operations:

The subsidiaries IPP, Bahiana Distribuidora de Gás Ltda. (“Bahiana”), Cia. Ultragaz, AMPM, Tropical and Iconic Lubrificantes S.A. (“Iconic”) have credits in the amount of R$ 1,312,990 (R$ 893,206 as of December 31, 2021) recognized, mainly of the following nature: a) transactions of inputs and outputs of products subject to taxation of the own ICMS; b) interstate outflows of oil-related products, whose ICMS was prepaid by the supplier (Petróleo Brasileiro S.A. (“Petrobras”), in the case of the subsidiaries IPP, Bahiana and Cia. Ultragaz; and c) credits for refunds of the ICMS-ST (tax substitution) overpaid when the estimated calculation base is used higher than that of the actual operation performed by the subsidiary IPP.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

The amounts of recoverable ICMS are realized by the operation subjected to taxes itself, being a revolving credit, which means that the credits are monthly offset against the tax payable on sales and new credits are generated by the acquisition of inputs, as well as by the State's refund on tax substitution operations. Management estimates the realization of the credits classified in non-current assets within a term of up to 5 years.

The estimated recovery of ICMS credits is stated as follows:

Up to 1 year	568,748
From 1 to 2 years	278,500
From 2 to 3 years	197,252
From 3 to 5 years	268,490
Total recoverable ICMS, net of provision	1,312,990

The provision for ICMS losses, in the amount of R$ 59,868 (R$ 48,502 as of December 31, 2021), relates to tax credit of the subsidiaries whose amounts are not included within the term determined internal policies of provisioning.

a.2 The recoverable PIS and COFINS are substantially related to:

ICMS in the PIS and COFINS calculation basis - The balance of PIS and COFINS includes credits recorded under Laws 10,637/02 and 10,833/03, as well as amounts arising from a favorable decision regarding the exclusion of ICMS from the PIS and COFINS calculation basis. For further details, see note 26.

Supplementary Law 192 – On March 11, 2022, Supplementary Law 192/22 (“LC 192/22”) was published to reduce the tax burden of the fuel supply chain. Art. 9 of said law established  the reduction of the PIS and Cofins tax rates levied on diesel, biodiesel and LPG to zero through December 31, 2022, ensuring at the same time the maintenance of credits taken across the whole supply chain.

On May 18, 2022, Provisional Act 1,118/22 amended Supplementary Law 192/22 to eliminate the right to take PIS and Cofins credits on purchases of diesel, LPG and biodiesel by end consumers. With the enactment of said Provisional Act, on June 2, 2022, was filed a Direct Unconstitutionality Action 7181  to challenge the provision in MP 1118/22.  On June 21, 2022 the Federal Supreme Court unanimously ratified the decision that considered MP 1118/22 unconstitutional due to violation of the 90-day principle.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

Due to such court injunction and the non-conversion of Provisional Act 1,118/22 into law, the provisions in LC 192/22, which assured to all legal entities that are part of the fuel supply chain, including the Company’s subsidiaries, the maintenance of PIS and COFINS credits in connection with those transactions in the period from March 11, 2022  (LC 192/22 publication date) to August 15, 2022 (90 day after the publication of the provisional act that restricted the right to take credits on taxpayers), which, as decided by STF, must be the MP 1118/22 effective date, remained in force.

Accordingly the Company, advised by intern and external legal experts, by means of its subsidiaries Ipiranga and Ultragaz, recognized PIS and Cofins credits in the amount of R$ 971,373, based on Management´s projections and estimates of the realization of such credits. The Management estimates the realization of these credits within up to 5 years.

b. Recoverable income and social contribution taxes

Relates to IRPJ and CSLL to be recovered by the Company and its subsidiaries, arising from the tax advances of previous years, as well as referring to lawsuits on the non-levy of IRPJ and CSLL on the monetary variation (SELIC) in the repetition of undue payments, The Management estimating the realization of these credits within up to 5 years.

	12/31/2022	12/31/2021
IRPJ and CSLL	499,517	447,191
Current	96,134	291,833
Non-current	403,383	155,358

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

9 Related parties

a. Related parties

Balances and transactions between the Company and its subsidiaries have been eliminated in consolidation and are not disclosed in this note. The balances and transactions between the Company and its subsidiaries with other related parties are highlighted below:

	12/31/2022
	Loans (1)		Commercial transactions		Trading transactions
	Assets	Liabilities	Receivables	Trade payables	Sales and services provided	Purchases
Química da Bahia Indústria e Comércio S.A.	-	2,875	-	-	-	-
Refinaria de Petróleo Riograndense S.A.	-	-	-	26,062	-	336,781
União Vopak Armazéns Gerais Ltda.	-	-	61	-	784	-
Latitude Logística Portuária S.A.	-	-	3	346	-	-
Nordeste Logistica I S.A.	-	-	-	22	-	-
Nordeste Logistica III S.A.	-	-	-	17	-	-
Chevron (Thailand) Limited (2)	-	-	-	113	-	832
Chevron Latin America Marketing LLC (2)	-	-	34	-	-	-
Chevron Lubricants Oils S.A. (2)	-	-	403	-	930	-
Chevron Marine Products (2)	-	-	1,950	-	14,068	-
Chevron Oronite Brasil Ltda. (2)	-	-	-	53,912	-	162,006
Chevron Products Company (2)	-	-	-	178,846	-	699,154
Chevron Belgium NV (2)	-	-	-	326	-	13,053
Chevron Petroleum CO Colombia (2)	-	-	220	-	220	-
Chevron Lubricants Lanka PLC (2)	-	-	88	-	88	-
Others (1)	-	617	-	-	-	-
Total	-	3,492	2,759	259,644	16,090	1,211,826

(1) Loans contracted have indefinite terms and do not contain remuneration clauses.

(2) Non-controlling shareholders and other related parties of Iconic.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

	12/31/2021				12/31/2021
	Loans (1)		Commercial transactions		Trading transactions
	Assets	Liabilities	Receivables	Trade payables	Sales and services provided	Purchases
Química da Bahia Indústria e Comércio S.A.	-	2,875	-	-	-	-
Refinaria de Petróleo Riograndense S.A.	-	-	-	90,761	-	619,785
União Vopak Armazéns Gerais Ltda.	-	-	57	-	1,402	-
Chevron (Thailand) Limited (2)	-	-	204	-	675	1,072
Chevron Lubricants Lanka PLC (2)	-	-	-	-	164	-
Chevron Lubricants Oils S.A. (2)	-	-	319	-	786	-
Chevron Marine Products (2)	-	-	3,663	-	24,583	-
Chevron Oronite Brasil Ltda. (2)	-	-	-	53,378	78	150,878
Chevron Products Company (2)	-	-	-	158,557	-	789,452
Chevron Belgium NV (2)	-	-	-	821	-	7,520
Chevron Petroleum CO Colombia (2)	-	-	214	-	392	-
Others (1)	490	659	-	-	-	-
Total	490	3,534	4,457	303,517	28,080	1,568,707

(1) Loans contracted have indefinite terms and do not contain remuneration clauses.

(2) Non-controlling shareholders and other related parties of Iconic.

	Trading transactions
	Sales and services	Purchases	Expenses
Oxicap Indústria de Gases Ltda.	471	19,077	-
Refinaria de Petróleo Riograndense S.A.	-	314,587	-
ConectCar Soluções de Mobilidade Eletrônica S.A.	3,062	154	-
LA’7 Participações e Empreend. Imob. Ltda. (a)	-	-	1,613
Chevron (Thailand) Limited	-	759	-
Chevron Oronite Brasil LTDA.	-	108,198	-
Chevron Products Company	-	247,578	-
Chevron Belgium NV	-	6,707	-
Total as of December 31, 2020	3,533	697,060	1,613

(a) Refers to rental contracts of 15 drugstores owned by LA’7 as of December 31, 2020, a company of the former shareholders of Extrafarma that are current shareholders of Ultrapar.

Purchase and sale transactions relate substantially to the purchase of raw materials, feedstock, transportation, and storage services based on prices and terms negotiated between the parties, with customers and suppliers with comparable operational performance. In the opinion of the Company’s and its subsidiaries’ Management, transactions with related parties are not subject to settlement risk, therefore, no provision for expected losses on accounts receivable or guarantees are recorded. Guarantees provided by the Company in loans of subsidiaries and associates are mentioned in Note 17.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

b. Key executives

The Company’s compensation strategy for Management’s key executives combines short and long-term elements, following the principles of alignment of interests and of maintaining a competitive compensation, and is aimed at retaining key officers and remunerating them adequately according to their attributed responsibilities and the value created to the Company and its shareholders.

Short-term compensation is comprised of: (a) fixed monthly compensation paid with the objective of rewarding the executive’s experience, responsibility, and his/her position’s complexity, and includes salary and benefits such as medical coverage, check-up, life insurance, and others; (b) variable compensation paid annually with the objective of aligning the executive’s and the Company’s objectives, which is linked to: (i) the business performance measured through its economic value creation and (ii) the fulfillment of individual annual goals that are based on the strategic plan and are focused on expansion and operational excellence projects, people development and market positioning, among others. For further details about post-employment benefits see Note 21.b.

The expenses for compensation of its key executives (Company’s directors and executive officers) are shown below:

	2022	2021	2020
Short-term compensation	62,285	47,003	47,936
Stock compensation	18,424	15,778	4,786
Post-employment benefits	4,035	2,737	2,866
Termination benefits	-	5,637	-
Total	84,744	71,155	55,588

c. Deferred stock plan

Since 2003 Ultrapar has adopted a stock plan in which the executive has the benefit from shares held in treasury until the transfer of the full ownership of the shares to those eligible members of management after five to seven years from the initial grant of the rights subject to uninterrupted employment of the participant during the period. The volume of shares and the executives eligible are determined by the Board of Board of Directors, and there is no mandatory annual grant. The total number of shares to be used in the plan is subject to the number of shares in treasury. Ultrapar’s Board of Directors members are not eligible to participate in the stock plan. The fair value of the grants was determined on the grant date based on the market value of the shares on B3, the Brazilian Securities, Commodities and Futures Exchange and the amounts are amortized between five to seven years from the grant date.

The table below summarizes shares granted to the management of the Company and its subsidiaries:

Grant date	Number of shares granted	Vesting period	Market price of shares on the grant date (in R$ per share)	Total grant costs, including taxes	Accumulated recognized grant costs	Accumulated unrecognized grant costs
March 4, 2016	66,664	2023	32.72	9,732	(9,644)	88
Balance as of December 31, 2022	66,664			9,732	(9,644)	88

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

For the year ended December 31, 2022, the amortization of R$ 1,204 (reversal of R$ 1,902 – continuing operation and R$ 1,325 – discontinued operation for the year ended December 31, 2021 and reversal of R$ 64 – continuing operation and R$ 2,296 – discontinued operation for year ended December 31, 2020) was recognized as general and administrative expense.

The table below summarizes the changes in the number of shares granted:

Balance as of December 31, 2019	1,224,524
Cancellation of granted shares due to termination of executive employment	(200,000)
Shares vested and transferred	(322,264)
Balance as of December 31, 2020	702,260
Shares transferred to executives	(448,930)
Reclassification to assets held for sale	(119,998)
Balance as of December 31, 2021	133,332
Shares transferred to executives	(66,668)
Balance as of December 31, 2022	66,664

In addition, on April 19, 2017, the Ordinary and Extraordinary General Shareholders’ Meeting (“OEGM”) approved a new incentive plan based on shares (“Plan”), which establishes the general terms and conditions for the granting of common shares issued by the Company and held in treasury, that may or may not involve the granting of usufruct of part of these shares for later transfer of the ownership of the shares, in periods of three to six years, to directors or employees of the Company or its subsidiaries.

As a result of the Plan, common shares representing at most 1% of the Company's share capital may be delivered to the participants, which corresponds, at the date of approval of this Plan, to 11,128,102 common shares.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

The table below summarizes the restricted and performance stock programs:

Program	Grant date	Number of shares granted (Quantity)	Vesting period	Market price of shares on the grant date (in R$ per share)	Total exercisable grant costs, including taxes (in R$ thousands)	Accumulated recognized exercisable grant costs (in R$ thousands)	Accumulated unrecognized exercisable grant costs
Restricted	April 4, 2018	6,658	2023	34.35	427	(406)	21
Restricted	September 19, 2018	80,000	2024	19.58	2,675	(1,895)	780
Restricted	September 24, 2018	80,000	2024	18.40	2,528	(1,791)	737
Restricted	April 3, 2019	74,916	2023 and 2024	23.25	3,264	(2,758)	506
Performance (ii)	April 3, 2019	37,458	2024	23.25	1,619	(1,214)	405
Restricted	September 2, 2019	320,000	2025	16.42	9,013	(5,007)	4,006
Restricted	April 1, 2020	182,853	2023 to 2025	12.53	4,267	(3,064)	1,203
Performance (ii)	April 1, 2020	276,580	2023 to 2025	12.53	6,440	(4,854)	1,586
Restricted	September 16, 2020	300,000	2026	23.03	11,793	(4,586)	7,207
Restricted	April 7, 2021	425,422	2024	21.00	16,705	(9,744)	6,961
Performance (ii)	April 7, 2021	454,520	2024	21.00	17,824	(10,864)	6,960
Restricted	September 22, 2021	1,000,000	2027	14.17	24,363	(5,543)	18,820
Restricted	April 6, 2022	777,065	2025	14.16	20,573	(5,143)	15,430
Performance (ii)	April 6, 2022	779,232	2025	14.16	20,631	(5,201)	15,430
Restricted	September 21, 2022	2,640,000	2032	12.98	64,048	(2,135)	61,913
Restricted	December 7, 2022	1,500,000	2032	13.47	38,125	(318)	37,807
		8,934,704			244,295	(64,523)	179,772

For the year ended December 31, 2022, a general and administrative expense in the amount of R$ 38,204 was recognized in relation to the Plan (R$ 24,067 for the year ended December 31, 2021 and R$ 10,440 for the year ended December 31, 2020).

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

Balance as of December 31, 2019	1,738,660
Shares granted on April 1, 2020	877,788
Shares granted on September 16, 2020	700,000
Cancellation of granted shares due to termination of executive employment	(353,294)
Cancellation of performance shares	(52,992)
Balance as of December 31, 2020	2,910,162
Shares granted on April 7, 2021	1,386,504
Shares granted on September 22, 2021	1,000,000
Performance shares (i)	(133,326)
Cancellation of granted shares due to termination of executive employment	(133,186)
Reclassification to assets held for sale	(614,860)
Balance as of December 31, 2021	4,415,294
Shares granted during the year	5,702,027
Cancellation of granted shares due to termination of executive employment	(934,310)
Shares transferred (vesting)	(484,651)
Reclassification from assets held for sale	236,344
Balance as of December 31, 2022	8,934,704

(i) Refers to the reversal of the provision constituted in view of the significant probability that performance indicators will not be achieved.

(ii) The performance targets are established by grant in accordance with individual and collective business goals.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

10 Income and social contribution taxes

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

	12/31/2022	12/31/2021
Assets - deferred income and social contribution taxes on:
Provision for losses with assets	47,436	57,924
Provision for tax, civil and labor risks	225,585	188,236
Provision for post-employment benefits	74,644	73,335
Provision for differences between cash and accrual basis (i)	63,330	24,754
Goodwill	3,561	4,825
Business combination – tax basis vs. accounting basis of goodwill	17,575	18,699
Provision for asset retirement obligation	15,737	16,991
Provision for suppliers	132,657	39,364
Provision for profit sharing and bonus	69,588	44,876
Leases payable	60,484	41,463
Change in fair value of subscription warrants	9,224	10,957
Provision for deferred revenue	8,121	15,643
Other temporary differences	43,715	2,769
Tax losses and negative basis for social contribution carryforwards (10.d)	283,238	148,345
Total	1,054,895	688,181
Offset liability balance	(156,660)	(116,426)
Net balances of deferred tax assets	898,235	571,755
Liabilities - deferred income and social contribution taxes on:
Revaluation of property, plant and equipment	387	408
Leases payable	171	138
Provision for differences between cash and accrual basis (i)	9,389	19,664
Goodwill	27,691	28,676
Business combination - fair value of assets	61,521	66,079
Other temporary differences	57,800	1,743
Total	156,959	116,708
Offset asset balance	(156,660)	(116,426)
Net balance of deferred tax liabilities	299	282

(i) Refers, mainly, to the income tax on the exchange variation of the hedge derivative instruments.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

Changes in the net balance of deferred IRPJ and CSLL are as follows:

Balance as of December 31, 2019	646,163
Deferred IRPJ and CSLL recognized in income for the year	234,244
Deferred IRPJ and CSLL of subsidiaries classified as discontinued operations	(146,305)
Deferred IRPJ and CSLL recognized in other comprehensive income	210,034
Others	17,843
Balance as of December 31, 2020	961,979
Deferred IRPJ and CSLL recognized in income for the year	242,246
Deferred IRPJ and CSLL of subsidiaries classified as discontinued operations	110,821
Deferred IRPJ and CSLL recognized in other comprehensive income	(11,366)
Reclassification to assets held for sale	(728,986)
Others	(3,221)
Balance as of December 31, 2021	571,473
Deferred IRPJ and CSLL recognized in income for the year	296,459
Deferred IRPJ and CSLL recognized in income for the year from discontinued operation	31,138
Deferred IRPJ and CSLL recognized in other comprehensive income	(1,134)
Balance as of December 31, 2022	897,936

In order to evaluate the realization of deferred tax assets, the taxable profit projections from business plans of each segment of the Company which indicates trends and perspectives, demand effects, competition and other economic factors, and that represent the management’s best estimate about the economic conditions existing during the period of realization of the deferred tax asset were taken into account.

The main key assumptions used to calculate the realization of deferred tax assets are: growth in Gross Domestic Product (“GDP”), exchange rate, basic interest rate (SELIC) and DI, inflation rate, commodity price index, among others. The consolidated balance of the Company of R$ 1,054,895 were supported by the technical study on taxable profit projections for the realization of deferred tax assets.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

b. Reconciliation of income and social contribution taxes in the statement of income

IRPJ and CSLL are reconciled to the statutory tax rates as follows:

	2022	2021	2020
Income before taxes	1,879,725	1,006,648	951,581
Statutory tax rates - %	34	34	34
Income and social contribution taxes at the statutory tax rates	(639,107)	(342,260)	(323,538)

Adjustment to the statutory income and social contribution taxes:
Nondeductible expenses (i)	(11,006)	(45,569)	(33,420)
Nontaxable revenues (ii)	23,149	138,631	2,757
Adjustment to estimated income (iii)	10,136	3,901	8,850
Unrecorded deferred income and social contribution tax carryforwards (iv)	(4,602)	(5,285)	(3,166)
Share of profit (loss) of subsidiaries, joint ventures and associates	4,142	(5,995)	(14,972)
Interest on capital	153,004	-	-
Other adjustments	29,326	21,414	12,911
Income and social contribution taxes before tax incentives	(434,958)	(235,163)	(350,578)
Tax incentives – SUDENE (10.c)	93,444	47,129	46,061
Income and social contribution taxes in the statement of income	(341,514)	(188,034)	(304,517)
Current	(637,973)	(430,280)	(538,761)
Deferred	296,459	242,246	234,244
Effective IRPJ and CSLL rates - %	18,2	18.7	32.0

(i)	Consist of certain expenses that cannot be deducted for tax purposes under applicable tax legislation, such as expenses with fines, donations, gifts, losses of assets, negative results of foreign subsidiaries and certain provisions.
(ii)	Consist of certain gains and income that are not taxable under applicable tax legislation, such as the reimbursement of taxes and the reversal of certain provisions, as well as recovery of tax credits and amounts related to non-taxation of the income and social contribution taxes on the monetary adjustment (SELIC) in the repetition of undue tax lawsuits.
(iii)	Brazilian tax law allows for an alternative method of taxation for companies that generated gross revenues of up to R$ 78 million in their previous fiscal year. Certain subsidiaries of the Company adopted this alternative form of taxation, whereby income and social contribution losses are calculated on a basis equal to 32% of the operating revenues, as opposed to being calculated based on the effective taxable income of these subsidiaries. The adjustment to estimated income represents the difference between the taxation under this alternative method and the income and social contribution taxes that would have been paid based on the effective statutory rate applied to the taxable income of these subsidiaries.

(iv)	See Note 10.d.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

c. Tax incentives – SUDENE

The following subsidiaries have the benefit of income tax reduction for belonging to the sectors of the economy considered priority for the subsidized areas, under the terms of the development program of the region operated by the Superintendence for the Development of the Northeast (“SUDENE”), in compliance with the current law:

Subsidiary	Units	Incentive - %	Expiration
Bahiana Distribuidora de Gás Ltda.	Mataripe base	75	2024
	Caucaia base	75	2025
	Juazeiro base	75	2026
	Aracaju base	75	2027
	Suape base	75	2027
Ultracargo Logística S.A.	Aratu Terminal(1)	75	2022
	Suape Terminal	75	2030
	Itaqui Terminal	75	2030

(1)     In December 2022, an application for renewal of Aratu Terminal concession term for an additional 10 years was filed with SUDENE.

d. Tax losses and negative basis for social contribution carryforwards

As of December 31, 2022, the Company and certain subsidiaries had tax loss carryforwards related to income tax (IRPJ) and social contribution, whose annual compensations are limited to 30% of taxable income in a given tax year, which do not expire.

The balances comprising deferred taxes related to income tax loss carryforwards and negative basis of social contribution are as follows:

	12/31/2022	12/31/2021
Oil Trading	93,627	53,839
Ultrapar (i)	65,505	43,441
Abastece aí	66,347	41,065
Ipiranga	28,894	-
Ultracargo Vila do Conde	22,313	9,861
Others	6,552	139
	283,238	148,345

(i) Include the amount of R$ 33,663 of deferred taxes recognized on the tax loss of subsidiary Ultrapar International as of December 31, 2022 (R$ 8,510 as of December 31, 2021).

The balances which are not constituted of deferred taxes related to income tax loss carryforwards and negative basis of social contribution are as follows:

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

	12/31/2022	12/31/2021
Integra Frotas	12,394	11,769
Millennium	6,154	3,174
Others	997	-
	19,545	14,943

e. Non-levy of IRPJ/CSLL on the update by Selic of tax undue payments received from the Federal Government

The Company and its subsidiaries have lawsuits claiming the non-levy of IRPJ and CSLL on monetary variation (SELIC) on tax credits. On September 27, 2021, the Federal Supreme Court judged that the levy of IRPJ and CSLL on amounts related to monetary variation (SELIC) received by taxpayers in the repetition of undue tax payments is unconstitutional. The balance of such credits as of December 31, 2022 amounts to R$ 128,420 (R$ 106,667 as of December 31, 2021).

11 Prepaid expenses

	12/31/2022	12/31/2021
Rents	26,888	54,327
Advertising and publicity	49,426	28,410
Insurance premiums	48,584	26,917
Software maintenance	26,114	19,863
Employee benefits	6,923	8,362
IPVA and IPTU	1,195	1,553
Contribution - private pension fund (see Note 21.a)	18,204	19,831
Other prepaid expenses	21,178	10,129
	198,512	169,392
Current	123,699	98,024
Non-current	74,813	71,368

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

12 Contractual assets with customers - exclusivity rights

Refers to exclusivity rights reimbursements of Ipiranga’s agreements with reseller service stations and major customers that are recognized at the time of their occurrence and recognized as reductions of the revenue from sales and services in the statement of income according to the conditions established in the agreement, being reviewed as changes occurs under the terms of the agreements. The contract amortization occurs in accordance with the contractual terms of costumer performance.

Changes are shown below:

Balance as of December 31, 2019	1,465,989
Additions	549,085
Amortization	(289,436)
Transfer	(19,307)
Balance as of December 31, 2020	1,706,331
Additions	689,986
Amortization	(282,521)
Transfers	(34,570)
Balance as of December 31, 2021	2,079,226
Additions	637,502
Amortization	(504,907)
Transfers	(6,230)
Balance as of December 31, 2022	2,205,591
Current	614,112
Non-current	1,591,479

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

13 Investments in joint controlled entities and associates

The table below presents the positions of equity and income (loss) for the year:

	Equity	Net income (loss) for the year	Interest in share capital - %	Investment		Share of profit (loss) of joint ventures and associates
				12/31/2022	12/31/2021	12/31/2022	12/31/2021	12/31/2020
Joint ventures
União Vopak – Armazéns Gerais Ltda (1)	8,912	(7,760)	50	4,456	8,336	(3,880)	602	392
Refinaria de Petróleo Riograndense S.A. (2)	75,840	78,614	33	25,186	4,548	26,110	823	(21,788)
ConectCar Soluções de Mobilidade Eletrônica S.A. (3)	‐	‐	‐	‐	‐	‐	(18,081)	(21,638)
Latitude Logística Portuária S.A (4)	15,276	(1,716)	50	7,638	9,978	(2,339)	593	-
Navegantes Logística Portuária S.A (4)	69,749	(19,768)	33	23,250	22,289	(11,040)	(3,032)	(1,594)
Nordeste Logística I S.A. (4)	19,021	9,098	33	6,340	2,416	2,591	1,592	(1,409)
Nordeste Logística II S.A. (4)	58,246	(3,631)	33	19,415	13,256	(2,007)	(819)	(401)
Nordeste Logística III S.A (4)	51,113	799	33	17,038	10,566	(30)	255	626
Química da Bahia Indústria e Comércio S.A. (i)	7,040	(15)	50	3,520	3,528	(8)	‐	-
Associates
Transportadora Sulbrasileira de Gás S.A. (5)	15,593	10,733	25	3,898	3,204	2,771	552	1,846
Metalúrgica Plus S.A. (6)	(471)	(314)	33	(157)	(53)	(105)	(100)	(91)
Plenogás Distribuidora de Gás S.A. (6)	1,844	353	33	615	497	118	(4)	38
Other investments	‐	‐	‐	28	28	‐	(14)	(12)
Total investments				111,384	78,593	12,181	(17,634)	(44,031)
Total provision for equity deficit				(157)	‐
Total				111,227	78,593

The percentages in the table above are rounded.

(i)	The Company acquired a 50% interest in Química da Bahia on February 1, 2022. Until January 31, 2022, Química da Bahia was an associate of Oxiteno S.A.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

(1)	The subsidiary Ultracargo Logística holds an interest in União Vopak – Armazéns Gerais Ltda. (“União Vopak”), which is primarily engaged in liquid bulk storage at the port of Paranaguá.
(2)	The Company holds an interest in Refinaria de Petróleo Riograndense S.A. (“RPR”), which is primarily engaged in oil refining.
(3)	The subsidiary IPP held an interest in ConectCar, which is primarily engaged in automatic payment of tolls and parking. On June 25, 2021, the sale of ConectCar to Porto Seguro S.A., through its subsidiary Portoseg S.A. – Crédito, Financiamento e Investimento, was announced. The transactions were completed on October 1, 2021. The sale value of the 50% interest in the subsidiary IPP was R$ 165 million, and, after adjustments resulting from changes in working capital and net debt position, totaled R$ 158 million.
(4)	The subsidiary IPP participates in the port concession BEL02A at the port of Miramar, in Belém (PA), through Latitude Logística Portuária S.A. (“Latitude”); for the port of Vitória (ES), it participates through Navegantes Logística Portuária S.A. (“Navegantes”); in Cabedelo (PB), it holds an interest in Nordeste Logística I S.A. ("Nordeste Logística I"), Nordeste Logística II S.A. ("Nordeste Logística II”) and Nordeste Logística III S.A. (“Nordeste Logística III”).
(5)	The subsidiary IPP holds an interest in Transportadora Sulbrasileira de Gás S.A. (“TSB”), which is primarily engaged in natural gas transportation services.
(6)	The subsidiary Cia. Ultragaz holds an interest in Metalúrgica Plus S.A. (“Metalplus”), which is primarily engaged in the manufacture and trading of LPG containers and has interest in Plenogás Distribuidora de Gás S.A. (“Plenogás”), which is primarily engaged in the marketing of LPG containers. Currently, the associates have their operational activities suspended.

The table below presents the full amounts of statements of financial position and statements of income of joint ventures:

	12/31/2022
	União Vopak	RPR	Química da Bahia	Latitude Logística	Navegantes Logística	Nordeste Logística I	Nordeste Logística II	Nordeste Logística III
Current assets	3,164	615,563	382	9,526	4,358	20,604	38,951	25,598
Non-current assets	7,454	156,788	9,767	67,774	179,377	23,146	40,806	49,800
Current liabilities	1,378	432,502	-	13,112	40,675	6,183	10,915	7,871
Non-current liabilities	328	263,999	3,109	48,912	73,311	18,546	10,596	16,414
Equity	8,912	75,850	7,040	15,276	69,749	19,021	58,246	51,113
Net revenue	3,408	3,215,987	-	12,722	-	20,631	3,205	12,799
Costs, operating expenses, gain (loss) on disposal of property, plant and equipment and intangibles and other operating income (expenses)	(13,412)	(3,085,140)	(15)	(9,864)	(11,360)	(7,901)	(7,367)	(10,720)
Finance income (costs), income and social contribution taxes	2,244	(52,248)	-	(4,574)	(8,408)	(3,632)	531	(1,280)
Net income (loss) for the year	(7,760)	78,599	(15)	(1,716)	(19,768)	9,098	(3,631)	799
Number of shares or units held	29,995	5,078,888	1,493,122	9,384,693	37,998,195	984,587	22,393,571	16,977,737
Interest in share capital - %	50	33	50	50	33	33	33	33

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

	12/31/2021
	União Vopak	RPR	ConectCar (i)	Latitude Logística	Navegantes Logística	Nordeste Logística I	Nordeste Logística II	Nordeste Logística III
Current assets	10,068	273,029	171,894	18,798	5,393	52,022	36,958	17,458
Non-current assets	9,696	179,652	177,217	50,215	167,170	18,346	17,279	49,439
Current liabilities	2,824	354,001	174,030	9,151	256	46,615	1,418	13,960
Non-current liabilities	268	84,980	18,883	39,906	105,440	16,504	13,052	21,239
Equity	16,672	13,700	156,198	19,956	66,867	7,249	39,767	31,698
Net revenue	17,660	2,092,786	60,436	5,895	-	11,625	2,016	7,561
Costs, operating expenses, gain (loss) on disposal of property, plant and equipment and intangibles and other operating income (expenses)	(16,144)	(2,105,544)	(97,095)	(2,591)	(1,579)	(3,260)	(3,980)	(5,030)
Finance income (costs), income and social contribution taxes	(312)	15,235	497	(2,118)	(7,517)	(3,589)	(494)	(1,765)
Net income (loss) for the year	1,204	2,477	(36,162)	1,186	(9,096)	4,776	(2,458)	766
Number of shares or units held	29,995	5,078,888	263,768,000	4,383,881	22,298,195	681,637	3,933,265	4,871,241
Interest in share capital - %	50	33	50	50	33	33	33	33

The percentages in the table above are rounded.

(i)  The balances presented refer to September 30, 2021, due to the completion of the sale of ConectCar on October 1, 2021.

	12/31/2020
	União Vopak	RPR	ConectCar	Navegantes Logística	Nordeste Logística I	Nordeste Logística II	Nordeste Logística III
Net revenue from sales and services	15,666	1,455,668	91,096	-	-	-	-
Costs, operating expenses and income	(14,408)	(1,531,652)	(134,961)	(3,480)	(4,225)	(1,203)	1,878
Net finance income and income and social contribution taxes	(474)	10,361	589	(1,301)	-	-	-
Net income (loss)	784	(65,623)	(43,276)	(4,781)	(4,226)	(1,203)	1,878
Number of shares or units held	29,995	5,078,888	248,768,000	22,298,195	681,637	3,933,265	4,871,241
% of capital held	50	33	50	33	33	33	33

The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

The table below presents the statements of financial position and statements of income of associates:

	12/31/2022
	Transportadora Sulbrasileira de Gás S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Current assets	8,598	6	617
Non-current assets	10,420	-	1,949
Current liabilities	2,824	29	167
Non-current liabilities	601	448	555
Equity	15,593	(471)	1,844
Net revenue	18,250	-	-
Costs, operating expenses, gain (loss) on disposal of property, plant and equipment and intangibles and other operating income (expenses)	(7,593)	(245)	356
Finance income (costs) and income tax	76	(69)	(3)
Net income (loss) for the year	10,733	(314)	353
Number of shares or units held	20,124,996	3,000	1,384,308
Interest in share capital - %	25	33	33

	12/31/2021
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Current assets	7,685	90,156	14	47	568
Non-current assets	11,611	70,496	10,151	126	1,804
Current liabilities	5,875	44,408	-	28	158
Non-current liabilities	601	7,562	3,109	303	724
Equity	12,820	108,682	7,056	(158)	1,490
Net revenue	15,126	69,611	-	-	-
Costs, operating expenses, gain (loss) on disposal of property, plant and equipment and intangibles and other operating income (expenses)	(12,691)	(68,390)	(28)	(239)	18
Finance income (costs) and income tax	(226)	(904)	-	(61)	(31)
Net income (loss) for the year	2,209	317	(28)	(300)	(13)
Number of shares or units held	20,124,996	1,987	1,493,120	3,000	1,384,308
Interest in share capital - %	25	15	50	33	33

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

	12/31/2020
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Net revenue from sales and services	14,295	58,677	-	-	-
Costs, operating expenses and income	(6,475)	(54,163)	(24)	(212)	396
Net finance income and income and social contribution taxes	(437)	(1,770)	-	(60)	(39)
Net income (loss)	7,383	2,744	(24)	(272)	357
Number of shares or units held	20,124,996	1,987	1,493,120	3,000	1,384,308
% of capital held	25	15	50	33	33

Balances and changes in investments in joint ventures and associates are as follows:

	Joint ventures	Associates	Total
Balance as of December 31, 2021 (i)	71,389	7,204	78,593
Share of profit (loss) of joint ventures and associates	9,397	2,784	12,181
Dividends	(4,298)	(2,076)	(6,374)
Valuation adjustments	267	‐	267
Actuarial loss ofpost-employment benefits of subsidiaries, net of income and social contribution taxes	(1,440)	‐	(1,440)
Capital increase in cash	28,000	‐	28,000
Shareholder transactions - changes of interest	3,528	(3,528)	‐
Balance as of December 31, 2022 (i)	106,843	4,384	111,227

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

	Joint ventures	Associates	Total
Balance as of December 31, 2020 (i)	137,004	25,616	162,620
Share of profit (loss) of joint ventures and associates from continuing operations	(18,068)	434	(17,634)
Share of profit (loss) of joint ventures and associates from discontinued operations	‐	48	48
Dividends	‐	(998)	(998)
Valuation adjustments	99	‐	99
Actuarial gain of post-employment benefits of subsidiaries, net of income and social contribution taxes	5,723	‐	5,723
Capital increase in cash	30,697	‐	30,697
Capital decrease	(5,001)	(1,500)	(6,501)
Shareholder transactions - changes of interest	(966)	‐	(966)
Write-off of investment	(78,099)	‐	(78,099)
Reclassification to assets held for sale	‐	(16,396)	(16,396)
Balance as of December 31, 2021 (i)	71,389	7,204	78,593

	Joint ventures	Associates	Total
Balance as of December 31, 2019 (i)	153,076	25,778	178,854
Share of profit (loss) of joint ventures and associates from continuing operations	(45,812)	1,781	(44,031)
Share of profit (loss) of joint ventures and associates from discontinued operations	-	414	414
Dividends	-	(2,357)	(2,357)
Capital increase	29,203	-	29,203
Capital decrease (ii)	(363)	-	(363)
Other reserves	1,065	-	1,065
Proposed dividends	(165)	-	(165)
Balance as of December 31, 2020 (i)	137,004	25,616	162,620

(i) Investments in subsidiaries, joint ventures and associates net of provision for negative equity.

(ii) Refers to reimbursement of expenses that preceded the port area auctions and that were apportioned among the other members of the consortium.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

14 Right-of-use assets and leases payable

The Company and certain subsidiaries have real estate leases, substantially related to: (i) Ipiranga: fuel stations and distribution bases; (ii) Ultragaz: points of sale and bottling bases; (iii) Ultracargo: port areas and (iv) Company: offices. The Company and certain subsidiaries also have lease agreements relating to vehicles, equipment and others.

a. Right-of-use assets

	Weighted average useful life (years)	Balance as of 12/31/2021	Additions and remeasurement	Write-offs	Transfers (i)	Amortization	Balance as of 12/31/2022
Cost:
Real estate	10	1,793,473	366,805	(140,380)	-	-	2,019,898
Port areas	29	299,630	11,868	(324)	-	-	311,174
Vehicles	4	146,173	115,666	(75,384)	-	-	186,455
Equipment	5	16,740	9,958	(353)	-	-	26,345
Others	20	27,846	-	-	-	-	27,846
		2,283,862	504,297	(216,441)	-	-	2,571,718
Accumulated amortization:
Real estate		(489,470)	-	79,003	(5,311)	(218,910)	(634,688)
Port areas		(23,526)	-	-	-	(13,247)	(36,773)
Vehicles		(98,867)	-	66,554	-	(51,589)	(83,902)
Equipment		(1,834)	-	399	-	(1,415)	(2,850)
Others		(18,870)	-	-	-	(3,258)	(22,128)
		(632,567)	-	145,956	(5,311)	(288,419)	(780,341)
Net amount		1,651,295	504,297	(70,485)	(5,311)	(288,419)	1,791,377

(i) Refers to R$ 5,311 transferred to property, plant and equipment.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

	Weighted average useful life (years)	Balance as of 12/31/2020	Additions and remeasurement	Write-offs	Transfers (i)	Exchange rate variation	Amortization	Reclassification to assets held for sale (ii)	Balance as of 12/31/2021
Cost:
Real estate	10	2,254,432	257,787	(150,718)	-	1,295	-	(569,323)	1,793,473
Port areas	20	268,534	31,096(*)	-	-	-	-	-	299,630
Vehicles	4	139,843	26,589	(9,315)	-	103	-	(11,047)	146,173
Equipment	6	44,936	19,887	(6,171)	-	1,920	-	(43,832)	16,740
Others	20	27,846	-	-	-	-	-	-	27,846
		2,735,591	335,359	(166,204)	-	3,318	-	(624,202)	2,283,862
Accumulated amortization:
Real estate		(481,975)	-	76,954	-	(530)	(283,882)	199,963	(489,470)
Port areas		(3,962)	-	-	(11,935)	-	(7,629)	-	(23,526)
Vehicles		(63,091)	-	7,032	-	(54)	(48,146)	5,392	(98,867)
Equipment		(19,619)	-	6,483	-	(897)	(17,637)	29,836	(1,834)
Others		(16,658)	-	-	-	-	(2,212)	-	(18,870)
		(585,305)	-	90,469	(11,935)	(1,481)	(359,506)	235,191	(632,567)
Provision for impairment losses:
Real estate		-	(38,957)	-	-	-	-	38,957	-
		-	(38,957)	-	-	-	-	38,957	-
Net amount		2,150,286	296,402	(75,735)	(11,935)	1,837	(359,506)	(350,054)	1,651,295

(i) Refers to the amortization of right-of-use assets in the subsidiary Tequimar Vila do Conde Logística Portuária S.A. (“Tequimar Vila do Conde”), which is being capitalized as Construction in progress, starting its operation in December 2021.

(ii) For further details, see Note 4.c.2

(*) Includes balances of R$ 14,905 referring to initial direct costs of right-of-use assets.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

	Weighted average useful life (years)	Balance on 12/31/2019	Additions and remeasurement	Write-offs	Effect of foreign currency exchange rate variation	Amortization	Balance on 12/31/2020
Cost:
Real estate	10	2,068,254	259,244	-78,529	5,463	-	2,254,432
Port area	20	68,007	200,527	‐	‐	-	268,534
Vehicles	4	91,868	55,616	-7,893	252	-	139,843
Equipment	6	31,822	7,833	-572	5,853	-	44,936
Others	20	27,846	‐	‐	‐	-	27,846
		2,287,797	523,22	-86,994	11,568	-	2,735,591
Accumulated amortization:
Real estate		-256,43	-	46,282	-697	-271,13	-481,975
Port area		‐	-	‐	‐	-3,962	-3,962
Vehicles		-27,492	-	5,509	232	-41,34	-63,091
Equipment		-7,6	-	572	-1,996	-10,595	-19,619
Others		-15,363	-	‐	‐	-1,295	-16,658
		-306,885	-	52,363	-2,461	-328,322	-585,305
Net amount		1,980,912	523,22	-34,631	9,107	-328,322	2,150,286

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

b. Leases payable

The changes in leases payable are shown below:

Balance as of December 31, 2019	1,588,673
Interest accrued	144,655
Payments	(360,787)
Additions and remeasurement	484,121
Write-offs	(35,381)
Effect of foreign currency exchange rate variation	12,007
Balance as of December 31, 2020	1,833,288
Interest accrued	147,494
Payments (i)	(440,574)
Additions and remeasurement	288,711
Write-offs	(83,157)
Efffect of foreign currency exchange rate variation	16,264
Reclassification to liabilities held for sale (ii)	(413,715)
Balance as of December 31, 2021	1,348,311
Interest accrued	128,069
Payments	(357,879)
Additions and remeasurement	482,439
Write-offs	(77,171)
Balance as of December 31, 2022	1,523,769
Current	225,034
Non-current	1,298,735

(i) Includes the amount of R$ 29,237 paid by subsidiary Tequimar Vila do Conde related to port concession grants.

(ii) For further details, see Note 4.c.2

The future disbursements (installments) not discounted to present value are presented below:

12/31/2022
Up to 1 year	343,792
1 to 2 years	319,284
2 to 3 years	277,318
3 to 4 years	201,227
4 to 5 years	173,229
More than 5 years	1,089,255
Total	2,404,105

The contracts related to the leases payable are substantially indexed by the IGP-M (General Market Price Index is a measure of Brazilian inflation, calculated by the Getúlio Vargas Foundation).

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

b.1. Discount rates

The weighted nominal average discount rates for the lease contracts of the Company are:

Contracts by maturity date and discount rate
Maturity date of the contracts	Discount rate (% p.a.)
From 1 to 5 years	8.00%
From 6 to 10 years	8.34%
From 11 to 15 years	9.50%
More than 15 years	9.75%

c. Lease contracts of low-value assets

Subsidiaries Cia. Ultragaz, Bahiana, IPP and Serma have operating lease contracts considered as being of low value, short term and variable payments for the use of IT equipment, vehicles and real estates. The future disbursements (payments), assumed as a result of these contracts amount approximately to:

	Up to 1 year	Between 1 and 5 years	More than 5 years	Total
12/31/2022	2,458	5,689	-	8,147
12/31/2021	124	994	-	1,118

The amount of leases considered as of low value, short term and variable payments, recognized as an expense for the year ended December 31, 2022 was R$ 18,466 (R$ 13,524 for the year ended December 31, 2021 and R$ 13,965 for the year ended December 31, 2020).

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

15 Property, plant, and equipment

Balance and changes in property, plant and equipment are as follows:

	Weighted average useful life (years)	Balance as of 12/31/2021	Additions	Depreciation	Transfers (i)	Write-offs and disposals	Acquisition of subsidiaries	Balance as of 12/31/2022
Cost:
Land		610,294	-	-	23,539	(14,717)	-	619,116
Buildings	32	1,486,721	20,020	-	73,744	(47,979)	-	1,532,506
Leasehold improvements	13	1,056,179	40,685	-	82,317	(9,855)	-	1,169,326
Machinery and equipment	12	3,024,577	99,477	-	70,150	(7,518)	73	3,186,759
Automotive fuel/lubricant distribution equipment and facilities	13	3,245,586	96,208	-	12,680	(141,351)	-	3,213,123
LPG tanks and bottles	9	840,931	94,356	-	-	(15,000)	-	920,287
Vehicles	9	288,239	33,452	-	8,050	(4,647)	-	325,094
Furniture and fixtures	9	168,092	34,905	-	5,140	(6,531)	102	201,708
IT equipment	5	330,375	24,069	-	2,053	(53,863)	389	303,023
Construction in progress		452,248	482,043	-	(239,082)	(483)	-	694,726
Advances to suppliers		14,281	35,887	-	(32,029)	-	-	18,139
Imports in progress		181	902	-	(181)	-	-	902
		11,517,704	962,004	-	6,381	(301,944)	564	12,184,709

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

	Balance as of 12/31/2021	Additions	Depreciation	Transfers (i)	Write-offs and disposals	Business acquisition	Balance as of 12/31/2022
Accumulated depreciation:
Buildings	(585,846)	-	(42,195)	-	36,229	-	(591,812)
Leasehold improvements	(573,553)	-	(58,172)	606	12,863	-	(618,256)
Machinery and equipment	(1,758,401)	-	(175,567)	-	7,024	(10)	(1,926,954)
Automotive fuel/lubricant distribution equipment and facilities	(2,050,533)	-	(175,899)	(3)	112,778	-	(2,113,657)
LPG tanks and bottles	(498,310)	-	(69,860)	-	10,910	-	(557,260)
Vehicles	(133,149)	-	(23,713)	-	2,685	-	(154,177)
Furniture and fixtures	(112,288)	-	(11,496)	(603)	5,953	(4)	(118,438)
IT equipment	(269,534)	-	(23,933)	-	53,526	(37)	(239,978)
	(5,981,614)	-	(580,835)	-	241,968	(51)	(6,320,532)
Provision for impairment losses:
Land	(146)	-	-	-	-	-	(146)
Leasehold improvements	(18)	(12)	-	-	-	-	(30)
Machinery and equipment	(1,289)	(27)	-	-	(250)	-	(1,566)
Automotive fuel/lubricant distribution equipment and facilities	(46)	-	-	-	24	-	(22)
	(1,499)	(39)	-	-	(226)	-	(1,764)
Net amount	5,534,591	961,965	(580,835)	6,381	(60,202)	513	5,862,413

(i) Refers to R$ 271,292 transferred from Works in progress, Advances to Suppliers and Imports in progress to the other classes of property, plant and equipment, R$ 5,311 transferred from right-of-use assets and R$ 1,070 transferred from intangible assets.

Construction in progress relates substantially to expansions, renovations, constructions and upgrade of terminals, service stations and distribution bases.

Advances to suppliers are related, basically, to manufacturing of assets for expansion of terminals and bases and acquisition of real estate.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

	Weighted average useful life (years)	Balance as of 12/31/2020	Additions	Depreciation	Transfers (i) (ii)	Write-offs and disposals	Exchange rate variation	Reclassification to assets held for sale (iii)	Balance as of 12/31/2021
Cost:
Land		687,108	2,424	-	-	(17,503)	3,416	(65,151)	610,294
Buildings	33	2,154,710	47,920	-	119,748	(34,925)	26,997	(827,729)	1,486,721
Leasehold improvements	10	1,222,822	21,944	-	136,206	(31,587)	30	(293,236)	1,056,179
Machinery and equipment	12	6,498,362	161,071	-	558,197	(13,811)	93,412	(4,272,654)	3,024,577
Automotive fuel/lubricant distribution equipment and facilities	13	3,169,320	88,112	-	33,794	(45,640)	-	-	3,245,586
LPG tanks and bottles	9	776,479	91,842	-	1,567	(28,957)	-	-	840,931
Vehicles	8	310,836	19,054	-	11,634	(25,949)	82	(27,418)	288,239
Furniture and fixtures	8	316,712	33,644	-	2,277	(14,614)	1,296	(171,223)	168,092
IT equipment	5	444,844	28,350	-	901	(11,998)	705	(132,427)	330,375
Construction in progress (ii)		580,695	797,674	-	(829,245)	(301)	3,290	(99,865)	452,248
Advances to suppliers		34,642	21,985	-	(18,894)	-	-	(23,452)	14,281
Imports in progress		866	4,312	-	(4,631)	-	38	(404)	181
		16,197,396	1,318,332	-	11,554	(225,285)	129,266	(5,913,559)	11,517,704

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

	Balance as of 12/31/2020	Additions	Depreciation	Transfers (i) (ii)	Write-offs and disposals	Exchange rate variation	Reclassification to assets held for sale (iii)	Balance as of 12/31/2021
Accumulated depreciation:
Buildings	(851,397)	-	(68,388)	(94)	23,031	(6,872)	317,874	(585,846)
Leasehold improvements	(689,161)	-	(81,976)	81	27,519	(37)	170,021	(573,553)
Machinery and equipment	(3,598,304)	-	(356,637)	-	11,717	(21,651)	2,206,474	(1,758,401)
Automotive fuel/lubricant distribution equipment and facilities	(1,906,953)	-	(178,110)	(311)	34,841	-	-	(2,050,533)
LPG tanks and bottles	(454,651)	-	(62,558)	-	18,899	-	-	(498,310)
Vehicles	(143,854)	-	(22,927)	195	15,480	(20)	17,977	(133,149)
Furniture and fixtures	(191,713)	-	(23,594)	24	14,443	(817)	89,369	(112,288)
IT equipment	(352,256)	-	(35,614)	317	11,489	(435)	106,965	(269,534)
	(8,188,289)	-	(829,804)	212	157,419	(29,832)	2,908,680	(5,981,614)
Provision for impairment losses:
Land	(146)	-	-	-	-	-	-	(146)
Leasehold improvements	(61)	(43,666)	-	-	-	(3)	43,712	(18)
Machinery and equipment	(2,857)	(839)	-	-	6	(45)	2,446	(1,289)
Automotive fuel/lubricant distribution equipment and facilities	(73)	-	-	-	27	-	-	(46)
Vehicles	-	(160)	-	-	-	-	160	-
Furniture and fixtures	-	(14,887)	-	-	-	-	14,887	-
IT equipment	-	(1,660)	-	-	-	-	1,660	-
Advances to suppliers	(110)	-	-	-	-	-	110	-
	(3,247)	(61,212)	-	-	33	(48)	62,975	(1,499)
	8,005,860	1,257,120	(829,804)	11,766	(67,833)	99,386	(2,941,904)	5,534,591

 (i) Refers to R$ 169 transferred to intangible assets.

(ii) Includes R$ 11,935 transferred from right-of-use assets.

(iii) For further information, see Note 4.c

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

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

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated.

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

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

16 Intangible assets

Balance and changes in intangible assets are as follows:

	Weighted average useful life (years)	Balance as of 12/31/2021	Additions	Amortization	Transfers (i)	Write-offs and disposals	Exchange rate variation	Balance as of 12/31/2022
Cost:
Goodwill (a)		818,096	99,679	-	-	-	-	917,775
Software (b)	5	1,146,980	277,600	-	173	(125,665)	-	1,299,088
Distribution rights	12	114,593	-	-	-	-	-	114,593
Brands (c)		69,198	-	-	-	-	(3,551)	65,647
Trademark rights (c)	39	114,792	-	-	-	-	-	114,792
Others (d)	10	421	999	-	(1,243)	-	-	177
Decarbonization credits (CBIO) (e)		-	635,130	-	-	(402,825)	-	232,305
		2,264,080	1,013,408	-	(1,070)	(528,490)	(3,551)	2,744,377
Accumulated amortization:
Software		(679,402)	-	(154,122)	-	124,865	-	(708,659)
Distribution rights		(101,027)	-	(1,010)	-	-	-	(102,037)
Trademark rights		(11,993)	-	(2,937)	-	-	-	(14,930)
Others		(402)	-	-	-	-	-	(402)
		(792,824)	-	(158,069)	-	124,865	-	(826,028)
		-	-	-	-	-	-	-
Net amount		1,471,256	1,013,408	(158,069)	(1,070)	(403,625)	(3,551)	1,918,349

 (i) Refers to R$ 1,070 transferred to property, plant and equipment.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

	Weighted average useful life (years)	Balance as of 12/31/2020	Additions	Amortization	Transfers (i)	Write-offs and disposals	Exchange rate variation	Reclassification to assets held for sale (ii)	Balance as of 12/31/2021
Cost:
Goodwill (a)		1,525,088	-	-	-	-	-	(706,992)	818,096
Software (b)	4	1,395,046	284,311	-	372	(19,826)	1,808	(514,731)	1,146,980
Technology		32,617	-	-	-	-	-	(32,617)	-
Distribution rights	12	133,599	-	-	-	-	-	(19,006)	114,593
Brands (c)		136,962	-	-	-	-	4,759	(72,523)	69,198
Trademark rights (c)	39	114,792	-	-	-	-	-	-	114,792
Others (d)	10	50,698	1,678	-	-	-	(76)	(51,879)	421
Decarbonization credits (e)		-	176,837	-	-	(176,837)	-	-	-
		3,388,802	462,826	-	372	(196,663)	6,491	(1,397,748)	2,264,080
Accumulated amortization:
Software		(825,024)	-	(206,025)	(203)	19,329	(1,566)	334,087	(679,402)
Technology		(32,616)	-	-	-	-	-	32,616	-
Distribution rights		(113,326)	-	(3,093)	-	-	-	15,392	(101,027)
Trademark rights		(9,056)	-	(2,937)	-	-	-	-	(11,993)
Others		(32,845)	-	(167)	-	-	(2)	32,612	(402)
		(1,012,867)	-	(212,222)	(203)	19,329	(1,568)	414,707	(792,824)
Provision for losses and impairment:
Goodwill (a)		(593,280)	(68,273)	-	-	-	-	661,553	-
Distribution rights		-	(76,218)	-	-	-	-	76,218	-
		(593,280)	(144,491)	-	-	-	-	737,771	-
Net amount		1,782,655	318,335	(212,222)	169	(177,334)	4,923	(245,270)	1,471,256

 (i) Refers to amounts transferred from property, plant and equipment.

(ii) For further information, see Note 4.c.2

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

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

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

a. Goodwill

The remaining net balance of goodwill on the following acquisitions are assessed for impairment annually or more frequently when there is indication that the goodwill might be impaired:

	Segment	12/31/2022	12/31/2021
Goodwill on the acquisition of:
Extrafarma	Extrafarma	-	661,553
Extrafarma – impairment (i)	Extrafarma	-	(661,553)
Extrafarma – net	Extrafarma	-	-
Ipiranga (ii)	Ipiranga	276,724	276,724
União Terminais	Ultracargo	211,089	211,089
Texaco	Ipiranga	177,759	177,759
Iconic (CBLSA)	Ipiranga	69,807	69,807
Temmar	Ultracargo	43,781	43,781
DNP	Ipiranga	24,736	24,736
Repsol	Ultragaz	13,403	13,403
Stella (iii)	Ultragaz	99,679	-
TEAS	Ultracargo	797	797
		917,775	818,096

(i) For further information, see Note 4.a

(ii) Including R$ 246,163 presented as goodwill at the Parent.

(iii) For further information, see Note 33.a.

At December 31, 2022, the Company assessedthe balances of goodwill shown in the table above for impairment. The determination of value in use involves assumptions, judgments, and estimates of cash flows, such as growth rates of revenues, costs and expenses, estimates of investments and working capital, and discount rates. The assumptions about growth projections of future cash flows are based on the Company’s business plan of its operating segments, as well as comparable market data, and represent management’s best estimate of the economic conditions that will exist over the economic life of the various CGUs to which goodwill is related. The main key assumptions used by the Company to calculate the value in use are described below:

Period of evaluation: the evaluation of the value in use is calculated for a period of five years, after which the Company calculates the perpetuity, considering the possibility of carrying the business on indefinitely.

Discount rate and actual growth rate: the discount and real growth rates used to extrapolate the projections at December 31, 2022 ranged from 10.1% to 11.1% and -0.5% to 0.5% p.a., respectively, depending on of the CGU analyzed.

Revenue from sales and services, costs and expenses, and gross margin: considers the budget prepared for 2022 and the long-term strategic plan prepared by management and approved by the Board of Directors.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

b. Software

Includes user licenses and costs for the implementation of the various systems used by the Company and its subsidiaries: integrated management and control, financial management, foreign trade, industrial automation, operational and storage management, accounting information, and other systems. Also include expenses related to software in progress in the amount of R$ 18,673 in 2022 (R$ 27,672 in 2021 and R$ 13,684 in 2020).

c. Brands and trademarks rights

Brands are represented by the acquisition cost of the ‘am/pm’ brand in Brazil, acquired in the business combination, and Chevron and Texaco trademark rights.

d. Other intangibles

Refers mainly to the loyalty program “Clube Extrafarma” reclassified to assets of subsidiaries held for sale. For further details, see Note 4.c.2.

e. Decarbonization credits

Represent the CBIOS acquired and recorded at acquisition cost. The amount in the “write-offs” column refers to CBIOS retired in the year, which cannot be the object of future negotiation.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

17  Loans, financing, debentures and derivative financial instruments

a. Composition

	12/31/2022	12/31/2021	Index/Currency	Weighted average financial charges 2022	Maturity
Foreign currency:
Notes in the foreign market (d)	3,973,816	7,821,441	US$	5.3%	2026 and 2029
Foreign loan (e)	1,161,798	735,438	US$	4.2%	2023 and 2025
Foreign loan (e)	-	275,936	US$ + LIBOR (1)	-
Foreign loan (e)	54,542	-	EU$	2.9%	2023
Total in foreign currency	5,190,156	8,832,815

Brazilian Reais:
Debentures – CRA (g)	660,485	2,063,788	DI	97.5%	2023
Debentures - 6th issuance (g)	1,800,213	1,764,199	DI	105.3%	2023
Debentures – CRA (g)	3,011,462	1,940,237	IPCA	5.1%	2024 and 2032
Debentures – Ipiranga (g)	-	771,538	DI
Debentures - Ultracargo Logística and Tequimar Vila do Conde (g)	482,185	466,061	IPCA	4.1%	2028
Banco do Brasil floating rate (f)	-	204,813	DI
Debentures – Ultracargo Logística (g)	81,548	80,946	R$	6.5%	2024
Bank Credit Bill	-	51,179	DI
Financial institutions	-	4,564	R$
FINEP	-	326	TJLP (2)
Total in Brazilian Reais	6,035,893	7,347,651
Total in foreign currency and Brazilian Reais	11,226,049	16,180,466
Currency and interest rate hedging instruments (*)	524,312	197,177
Total	11,750,361	16,377,643
Current	3,360,677	2,866,051
Non-current	8,389,684	13,511,592

(*) Accumulated losses (see Note 31.i).

1)	LIBOR = London Interbank Offered Rate.
2)	TJLP (Long-term Interest Rate) = set by the National Monetary Council, TJLP is the basic financing cost of Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”), the Brazilian Development Bank. On December 31, 2022, TLP was fixed at 7.20% p.a.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

The changes in loans, financing, debentures and derivative financial instruments are shown below:

Balance as of December 31, 2019	14,392,722
New loans and debentures with cash effect	3,591,624
Interest accrued	757,161
Principal payment	(2,795,002)
Interest payment	(740,853)
Monetary and exchange rate variation	2,048,688
Change in fair value	34,702
Hedge result	87,174
Balance as of December 31, 2020	17,376,216
New loans and debentures with cash effect	1,462,220
Interest accrued	801,102
Principal payment	(2,922,214)
Interest payment	(749,043)
Monetary and exchange rate variation	800,749
Change in fair value	(229,657)
Hedge result	80,018
Reclassification to liabilities held for sale (i)	(241,748)
Balance as of December 31, 2021	16,377,643
New loans and debentures with cash effect	1,519,580
Interest accrued	945,023
Principal payment	(5,848,611)
Interest payment	(914,979)
Monetary and exchange rate variation	(587,064)
Change in fair value	(68,366)
Hedge result	327,135
Balance as of December 31, 2022	11,750,361

(i) For further details, see Note 4.c.1.

The long-term debt had the following principal maturity schedule:

	12/31/2022	12/31/2021
From 1 to 2 years	817,898	3,092,734
From 2 to 3 years	782,965	774,904
From 3 to 4 years	2,268,647	270,401
From 4 to 5 years	-	3,056,499
More than 5 years	4,520,174	6,317,054
	8,389,684	13,511,592

The transaction costs and issuance premiums associated with debt issuance were added to their financial liabilities.

The Company’s Management entered into hedging instruments against foreign exchange and interest rate variations for a portion of its debt obligations (see Note 31.h).

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

b. Transaction costs

Transaction costs incurred in issuing debt were deducted from the value of the related contracted financing and are recognized as an expense according to the effective interest rate method as follows:

	Effective rate of transaction costs (% p.a.)	Balance as of 12/31/2021	Incurred costs	Payments	Balance as of 12/31/2022
Debentures	0.2	54,490	30,420	(16,742)	68,168
Notes in the foreign market	0.1	28,018	-	(15,613)	12,405
Banco do Brasil	0.1	76	-	(76)	-
Total		82,584	30,420	(32,431)	80,573

	Effective rate of transaction costs (% p.a.)	Balance as of 12/31/2020	Incurred costs	Payments	Reclassification to liabilities held for sale (i)	Balance as of 12/31/2021
Debentures	0.2	28,348	40,953	(14,811)	-	54,490
Notes in the foreign market	0.1	37,112	-	(4,890)	(4,204)	28,018
Promissory notes	‐	1,318	-	(1,318)	-	-
Banco do Brasil	0.1	332	-	(256)	-	76
Total		67,110	40,953	(21,275)	(4,204)	82,584

	Effective rate of transaction costs (% p.a.)	Balance as of 12/31/2019	Incurred cost	Amortization	Balance as of 12/31/2020
Debentures	0.2	41,406	-	(13,058)	28,348
Notes in the foreign market	0.1	28,114	13,263	(4,265)	37,112
Notes	0.5	-	6,802	(5,484)	1,318
Banco do Brasil	0.1	770	-	(438)	332
Foreign loans		94	-	(94)	-
Others		1,382	-	(1,382)	-
Total		71,766	20,065	(24,721)	67,110

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

The amount to be appropriated to profit or loss in the future is as follows:

	Up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Total
Debentures	14,511	10,363	9,450	9,272	9,309	15,263	68,168
Notes in the foreign market	2,289	2,298	2,294	2,087	1,412	2,025	12,405
Total	16,800	12,661	11,744	11,359	10,721	17,288	80,573

c. Guarantees

The financing does not have collateral as of December 31, 2022 and December 31, 2021 and has guarantees and promissory notes in the amount of R$ 9,371,295 as of December 31, 2022 (R$ 14,151,506 as of December 31, 2021).

The Company and its subsidiaries offer collateral in the form of letters of guarantee for commercial and legal proceedings in the amount of R$ 115,451 as of December 31, 2022 (R$ 118,231 as of December 31, 2021).

The subsidiary IPP issued collateral to financial institutions in connection with the amounts payable by some of its customers to such institutions as follows:

	IPP
	12/31/2022	12/31/2021
Maximum amount of future payments related to such collateral:	550,908	690,347
Maturity up to	51 months	49 months
Fair value of collateral	9,914	9,923

If the subsidiary IPP is required to make any payment under these collateral arrangements, this subsidiary may recover the amount paid directly from its customers through commercial collection. Until December 31, 2022, the subsidiary IPP did not have losses in connection with these collateral arrangements. The fair value of collateral is recognized in current liabilities as “Other payables”, which is recognized in the statement of income as customers settle their obligations with the financial institutions.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

d. Notes in the foreign market

On April 7, 2022, the subsidiary Ultrapar International commenced cash tender offers to repurchase notes in the international market (“Repurchase Offers”) of up to US$ 550,003,000.00 (“Initial Aggregate Repurchase Amount”), involving (i) up to the totality of the 5.250% Senior Notes due in 2026 (“Notes 2026”); and (ii) up to the repurchase limit of Notes 2029 of the 5.250% Senior Notes due in 2029 (“Notes 2029”), both issued by Ultrapar International S.A. (“Ultrapar International”) and outstanding in the international market. The Repurchase Offers together were limited to the Initial Repurchase Value Added, and Ultrapar International had the option to increase the Initial Repurchase Value Added to up to US$ 600,000,000.00 in aggregate principal amount, as described in the Repurchase Offer documents.

On April 14, 2022, the subsidiary Ultrapar International repurchased US$ 114,129 thousand (equivalent to R$ 595,490 as of December 31, 2022) of notes in the foreign market maturing in October 2026. On April 18, 2022, the subsidiary Ultrapar International repurchased US$ 200 thousand (equivalent to R$ 1,043 as of December 31, 2022) of notes in the foreign market maturing in October 2026.

On April 27, 2022, the subsidiary Ultrapar International repurchased US$ 485,667 thousand (equivalent to R$ 2,534,064 as of December 31, 2022) of notes in the foreign market maturing in June 2029.

As a result of the issuance of the notes in the foreign market, the Company and its subsidiaries are required to perform certain obligations, including:

  Restriction on sale of all or substantially all assets of the Company and subsidiaries Ultrapar International and IPP;
  Restriction of encumbrances on assets exceeding US$ 150,000 thousand (equivalent to R$ 782,655 as of December 31, 2022) or 15% of the amount of the consolidated tangible assets.

The Company and its subsidiaries are in compliance with the commitments required by this debt. The restrictions imposed on the Company and its subsidiaries are customary in transactions of this nature and have not limited their ability to conduct their business to date.

e. Foreign loans

The subsidiary IPP has foreign loans in the amount of US$ 125,000 thousands (equivalent to R$ 652,213 as of December 31, 2022). IPP also contracted hedging instruments with floating interest rate in U.S. dollar and exchange rate variation, changing the foreign loans charges, on average, to 104.9% of DI.

On September 30, 2022 the subsidiary Iconic Lubrificantes S.A.  raised financing 4131 in the amount of EU$ 9,708 thousands (equivalent to R$ 54,072 as of December 31, 2022), with financial charges of 2.907% and due date on March 29, 2023. The subsidiary Iconic Lubrificantes S.A. contracted instruments to hedge against the interest rate in Euro and currency risk, changing financial charges to 111.6% of DI.

On December 19, 2022 the subsidiary Companhia Ultragaz S.A. raised financing 4131 in the amount of U$ 96,339 thousands (equivalent to R$ 502,669 as of December 31, 2022), with financial charges of 4.539% and due date on September 19, 2025. The subsidiary Companhia Ultragaz S.A. contracted instruments to hedge against the interest rate in Dólarand currency risk, changing financial charges to 108.5% of DI.

IPP designated these hedging instruments as a fair value hedge (see Note 31.h.1). Therefore, loans and hedging instruments are both measured at fair value from inception, with changes in fair value recognized in profit or loss. The foreign loans are secured by the Company.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

The foreign loans have the maturity distributed as follows:

Maturity	EU$ (thousands)	USD (thousands)	R$	Cost in % of DI
Charges(1)	84	1,326	7,386	-
Mar/2023	9,709	-	54,072	111.6%
Sept/2023	-	60,000	313,062	105.0%
Sept/2023	-	65,000	339,151	104.8%
Sept/2025	-	96,339	502,669	108.5%
Total / average cost	9,793	222,665	1,216,340	106.7%

 (1) Includes interest, transaction costs and mark to market.

f. Banco do Brasil

The subsidiary IPP has floating interest rate loans with Banco do Brasil intended for marketing, processing, or manufacturing of agricultural products (ethanol) with maturity in May 2022. The loans were settled on the maturity date.

g. Debentures

g.1 In March 2021, the subsidiary Tequimar Vila do Conde made its first issuance of debentures, in one single series of 360,000 simple debentures, nonconvertible into shares and unsecured, which main characteristics are as follows:

Unit face value:	R$ 1,000.00
Final maturity:	March 15, 2028
Payment of the face value:	Lump sum at final maturity
Interest:	IPCA + 4.04%
Payment of interest:	Semiannually
Reprice:	Not applicable

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

Tequimar Vila do Conde contracted hedging instruments against interest rate variations, changing the fixed rate financial charges of the debentures to 111.4% of the DI. Tequimar Vila do Conde designated these hedging instruments as fair value hedges therefore debentures and hedging instruments are both measured at fair value from inception with changes in fair value recognized in profit or loss.

g.2 In March 2021, the subsidiary Ultracargo Logística made its second issuance of debentures, in one single series of 100,000 simple debentures, nonconvertible into shares and unsecured, which main characteristics are as follows:

Unit face value:	R$ 1,000.00
Final maturity:	March 15, 2028
Payment of the face value:	Lump sum at final maturity
Interest:	IPCA + 4.37%
Payment of interest:	Semiannually
Reprice:	Not applicable

Ultracargo Logística contracted hedging instruments against interest rate variations, changing the debentures fixed rate for 111.4% of the DI. Ultracargo Logística designated these hedging instruments as fair value hedges; therefore debentures and hedging instruments are both measured at fair value from inception with changes in fair value recognized in profit or loss.

g.3 In September 2021, the subsidiary IPP made its tenth issuance of debentures in the total amount of R$ 960,000, in one single series of 960,000 simple debentures, nonconvertible into shares, nominative, book-entry and unsecured, privately placed by Vert Companhia Securitizadora. The proceeds from this issuance were used exclusively for the purchase of ethanol by subsidiary IPP. The debentures were subscribed with the purpose to bind the issuance of CRA. The financial settlement occurred on September 16, 2021. The debentures have an additional guarantee from Ultrapar and the main characteristics are as follows:

Amount	960,000
Unit face value:	R$ 1,000.00
Final maturity:	September 15, 2028
Payment of the face value:	Lump sum at final maturity
Interest:	IPCA + 4.8287%
Payment of interest:	Semiannually
Reprice:	Not applicable

IPP contracted hedging instruments subjected to IPCA variation, changing the financial debenture charges linked to IPCA to 102.75% of DI. IPP designated these hedging instruments as fair value hedges. Therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

g.4 In June 2022, the subsidiary IPP carried out its tenth issuance of debentures in the total amount of R$ 1,000,000, in one single series of 1,000,000 simple debentures, nonconvertible into shares, registered, book-entry and unsecured, privately placed by Vert Companhia Securitizadora. The proceeds from this issuance were used exclusively for the purchase of ethanol by subsidiary IPP. The debentures were subscribed with the purpose to bind the issuance of Agribusiness Receivables Certificates (CRA). The financial settlement occurred on June 27, 2022. The debentures have an additional guarantee from Ultrapar and the main characteristics are as follows:

Amount:	1,000,000
Unit face value:	R$ 1,000.00
Final maturity:	June 11, 2032
Payment of the face value:	Annual from the 8th year
Interest:	IPCA + 6.0053%
Payment of interest:	Semiannually
Reprice:	Not applicable

IPP contracted hedging instruments subjected to IPCA variation, changing the debentures charges linked to IPCA to 104.8% of DI. IPP designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss.

The debentures have maturity dates distributed as shown below (includes accrued interest through December 31, 2022):

Maturity	12/31/2022
Charges(1)	(77,949)
Mar/2023	1,725,000
Dec/2023	660,000
Apr/2024	469,937
Oct/2024	282,790
Nov/2024	90,000
Dec/2025	303,845
Mar/2028	526,365
Sept/2028	1,052,762
Jun/2030	334,381
Jun/2031	334,381
Jun/2032	334,381
Total	6,035,893

 (1) Includes interest, transaction cost and mark to market.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

18 Trade payables

a. Trade payables

	12/31/2022	12/31/2021
Domestic suppliers	2,777,021	3,010,912
Foreign suppliers	1,674,287	445,805
Trade payables - related parties (see Note 9.a.2)	259,644	214,178
	4,710,952	3,670,895

Some Company’s subsidiaries acquire oil-based fuels and LPG from Petrobras and its subsidiaries. These suppliers control almost all the markets for these products in Brazil.

b. Trade payables - reverse factoring

	12/31/2022	12/31/2021
Domestic suppliers - reverse factoring	2,429,497	1,948,033
Trade payables - reverse factoring - related parties (see Note 9.a.2)	-	89,339
Foreign suppliers - reverse factoring	237,397	81,687
	2,666,894	2,119,059

Some subsidiaries of the Company entered into agreements with financial institutions. These agreements consist in the anticipation of the receipt of trade payables by the supplier, in which the financial institutions prepay a certain amount from the supplier and receives, on the maturity date originally celebrated between company and supplier, the amount payable by the subsidiaries of the Company without incidence of interest. The decision to join this type of transaction is solely and exclusively of the supplier. The agreement does not substantially change the main characteristics of the commercial conditions previously established between the subsidiaries of the Company and the suppliers. The transactions are presented in operating activities in the statement of cash flows.

19 Salaries and related charges

	12/31/2022	12/31/2021
Provisions on salaries	181,755	136,938
Profit sharing, bonus and premium	205,273	132,390
Social charges	70,785	52,739
Others	3,093	8,036
	460,906	330,103

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

20 Taxes payable

	12/31/2022	12/31/2021
ICMS (State VAT)	131,587	146,598
IPI (Federal VAT)	4,553	4,163
PIS and COFINS (State VAT)	14,470	13,667
ISS (Municipal VAT)	23,610	45,533
Others	18,210	19,215
	192,430	229,176

21 Employee benefits and private pension plan

a. ULTRAPREV - Associação de Previdência Complementar

In February 2001, the Company’s Board of Directors approved the adoption of a defined contribution pension plan to be sponsored by the Company and its subsidiaries. Participating employees have been contributing to this plan, managed by Ultraprev - Associação de Previdência Complementar (“Ultraprev”), since August 2001. Each participating employee chooses his or her basic contribution to the plan, up to a limit of 11% of the employee’s reference salary, according to the rules of the plan. Each sponsoring company provides a matching contribution in an amount equivalent to each basic contribution. As participating employees retire, they may choose to receive either (i) a monthly sum ranging between 0.3% and 1.0% of their respective accumulated fund in Ultraprev or (ii) a fixed monthly amount, which will exhaust their respective accumulated fund over a period of 5 to 35 years. The Company and its subsidiaries do not take responsibility for guaranteeing amounts or the duration of the benefits received by the retired employee.

The balance of R$ 18,204 (R$ 19,831 as of December 31, 2021) regarding the reversal fund will be used to deduct normal sponsor contributions in a period of up to 89 months depending on the sponsor. The number of months is estimated according to the current amount being deducted from the contributions of the sponsor with the highest balance.

In 2022, the subsidiaries contributed with R$ 16,368 to Ultraprev (R$ 16,120 in 2021 and R$ 17,186 in 2020).

The total number of participating employees as of December 31, 2022 was 4,097 active participants and 286 retired participants (4,381 active participants and 387 retired participants as of December 31, 2021). In addition, Ultraprev had 23 former employees receiving benefits under the rules of a previous plan whose reserves are fully constituted.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

b. Post-employment benefits

The subsidiaries recognized a provision for post-employment benefits mainly related to seniority bonus, payment of Government Severance Indemnity Fund (“FGTS”), and health, dental care, and life insurance plan for eligible retirees.

The amounts related to such benefits are based on a valuation conducted by an independent actuary and reviewed by Management as of December 31, 2022.

	12/31/2022	12/31/2021
Health and dental care plan (1)	164,428	159,867
Indemnification of FGTS	36,357	38,617
Seniority bonus	2,156	5,570
Life insurance (1)	12,615	11,665
Total	215,556	215,719
Current	21,809	21,082
Non-current	193,747	194,637

(1)     Applicable  to IPP, Tropical and Iconic.

Changes in the present value of the post-employment benefit obligation occurred as follows:

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

	12/31/2022	12/31/2021
Opening balance	215,719	284,724
Expense for the year of continuing operations	20,944	15,585
Expense (revenue) for the year of discontinued operations	494	2,951
Actuarial (gains) losses from changes in actuarial assumptions	(2,589)	(58,954)
Benefits paid directly by the Company and its subsidiaries	(19,012)	(18,400)
Exchange rates from post-employment benefits of foreign subsidiaries	-	217
Reclassification to liabilities held for sale (i)	-	(10,404)
Closing balance	215,556	215,719

The total expense for each year is presented below:

	2022	2021	2020
Health and dental care plan	14,660	15,265	11,127
Indemnification of FGTS	4,766	4,409	6,199
Seniority bonus	563	(4,886)	(6,821)
Life insurance	955	797	1,117
Total	20,944	15,585	11,622

The main actuarial assumptions used are:

Economic factors	12/31/2022	12/31/2021
	% p.a.	% p.a.
Discount rate for the actuarial obligation at present value	9.97	8.93
Average projected salary growth rate	6.98	7.07
Inflation rate (long term)	3.50	3.25
Growth rate of medical services	7.64	7.38

Demographic factors

Mortality Table for the life insurance benefit - CSO-80

Mortality Table for other benefits – AT 2000 Basic decreased by 10%

Disability Mortality Table - RRB 1983 and RRB-1944

Disability Table – Weak light

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

Sensitivity analysis

The significant actuarial assumptions to determine the provision for post-employment benefits are: discount rate, salary growth and medical costs increases. The following sensitivity analyses as of December 31, 2022, as shown below, were determined based on possible changes of assumptions occurring at the reporting date of the financial statements, keeping all other assumptions constant.

Assumption	Change in assumptions	Decrease in liability	Change in assumptions	Increase in liability
Discount rate	increase by 1.0 p.p.	19,688	decrease by 1.0 p.p.	24,252
Wage growth rate	decrease by 1.0 p.p.	266	increase by 1.0 p.p.	477
Medical services growth rate	decrease by 1.0 p.p.	17,824	increase by 1.0 p.p.	21,847

The sensitivity analyses presented may not represent the real change in the post-employment benefit obligation, since it is unlikely that changes occur in just one assumption alone, considering that some of these assumptions may be correlated.

Inherent risks related to post-employment benefits

Discount rate risk: a long-term interest rate is used to calculate the present value of post-employment liabilities. A reduction in this interest rate will increase the corresponding liability.

Wage growth risk: the present value of the liability is calculated using as reference the wages  of the plan participants, projected with the average nominal wage growth rate. An increase in the real wages of plan participants will increase the corresponding liability.

Medical costs growth risk: the present value of the liability is calculated using as a reference the medical cost by age based on actual healthcare expenses, projected based on the growth rate of medical services costs. An increase in the real medical costs will increase the corresponding liability.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

22 Provision for asset retirement obligation

This provision corresponds to the legal obligation to remove the subsidiary IPP’s underground fuel tanks located at Ipiranga-branded service stations after a certain period of use.

Changes in the provision for asset retirement obligation are as follows:

Balance as of December 31, 2019	51,242
Additions (new tanks)	163
Expenditure with tanks removed	(4,306)
Accretion expense	6,336
Balance as of December 31, 2020	53,435
Additions (new tanks)	451
Expenditure with tanks removed	(2,773)
Accretion expense	5,598
Balance as of December 31, 2021	56,711
Additions (new tanks)	158
Expenditure with tanks removed	(9,528)
Accretion expense	4,417
Balance as of December 31, 2022	51,758
Current	5,063
Non-current	46,695

23 Provisions and contingent liabilities

a. Provisions for tax, civil and labor risks

The Company and its subsidiaries are parties to tax, civil, environmental, regulatory, and labor disputes at the administrative and judiciary levels.

The table below shows the breakdown of provisions by nature and its movement:

Provisions	Balance as of 12/31/2021	Additions	Reversals	Payments	Interest	Balance as of 12/31/2022
IRPJ and CSLL (a.1)	552,172	7,154	(36,683)	-	36,574	559,217
Tax	84,155	35,238	(14,907)	(38,097)	2,045	68,434
Civil, environmental and regulatory claims (a.2)	108,761	18,326	(9,980)	(23,700)	9	93,416
Labor litigation (a.3)	95,460	22,663	(22,387)	(23,142)	578	73,172
Provision for indemnities (a.4)	-	150,820	-	-	-	150,820
Others	91,637	4,812	(3,850)	-	2,514	95,113
Total	932,185	239,013	(87,807)	(84,939)	41,720	1,040,172
Current	119,942					22,837
Non-current	812,243					1,017,335

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

Balances of escrow deposits are as follows:

	12/31/2022	12/31/2021
Tax	790,979	731,326
Labor	42,624	48,147
Civil and others	112,780	91,788
	946,383	871,261

a.1 Provision for tax matters

On October 7, 2005, the subsidiaries Cia. Ultragaz and Bahiana filed for and obtained a preliminary injunction to recognize and offset PIS and COFINS credits on LPG purchases, against other taxes levied by the RFB, notably IRPJ and CSLL. The decision was confirmed by a trial court on May 16, 2008. Under the preliminary injunction, the subsidiaries made escrow deposits for these debits, which amounted to R$ 569,415 as of December 31, 2022 (R$ 534,830 as of December 31, 2021). On July 18, 2014, a second instance unfavorable decision was published, and the subsidiaries suspended the escrow deposits, and started to pay income taxes from that date. To revert the court decision, the subsidiaries presented a writ of prevention, which was dismissed on December 30, 2014 and the subsidiaries appealed this decision on February 3, 2015. Appeals were also presented to the respective higher courts - Superior Court of Justice (“STJ”) and Federal Supreme Court (“STF”) whose final trial are pending. At the STJ, the issue was subject to the system of Repetitive Appeals (Repetitive Issue No. 1093) and is awaiting judgment by the Superior Court.

a.2 Provisions for civil, environmental and regulatory risks

The Company and its subsidiaries maintain provisions for lawsuits and administrative proceedings, mainly derived from contracts entered into with customers and former service providers, and indemnities, as well as proceedings related to environmental and regulatory issues in the amount of R$ 93,416 as of December 31, 2022 (R$ 108,761 as of December 31, 2021).

a.3 Provision for labor matters

The Company and its subsidiaries maintain provisions of R$ 73,358 as of December 31, 2022 (R$ 95,460 as of December 31, 2021) for labor litigation filed by former employees and by employees of our service providers mainly contesting the non-payment of labor rights.

a.4 Provision for indemnities

On April 1, 2022, Ultrapar concluded the transaction for the sale of Oxiteno, for which it was agreed that the former shareholder, Ultrapar, is responsible, in accordance with the terms and conditions of the share purchase and sale agreement, for losses resulting from claims arising from acts, facts or omissions that occurred prior to the closing of the transaction. A provision for indemnities in the amount of R$ 139,693 was recorded, R$ 89,649 of which related to labor claims, R$ 17,575 to civil claims and R$ 32,469 to tax claims, which may be reimbursed to Indorama, in the event of materialization of such losses.

On August 1, 2022, Ultrapar concluded the transaction for the sale of Extrafarma, for which it was agreed that the former shareholder, subsidiary IPP, is responsible, in accordance with the terms and conditions of the share purchase and sale agreement, for losses resulting from claims arising from acts, facts or omissions that occurred prior to the closing of the transaction. A provision for indemnities in the amount of R$ 11,126 was recorded, R$ 5,864 of which related to labor claims, R$ 472 to civil claims and R$ 4,790 to tax claims, which may be reimbursed to Pague Menos, in the event of materialization of such losses.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

b. Contingent liabilities (possible)

The Company and its subsidiaries are parties to tax, civil, environmental, regulatory, and labor claims whose likelihood of loss is assessed by the legal departments of the Company and its subsidiaries as possible, based on the opinion of its external legal advisors and, based on these assessments, these claims were not provided for in the financial statements. The estimated amount of this contingency is R$ 3,601,865 as of December 31, 2022 (R$ 3,310,603 as of December 31, 2021).

b.1 Contingent liabilities for tax and social security matters

The Company and its subsidiaries have contingent liabilities for tax and social security matters in the amount of R$ 2,656,479 as of December 31, 2022 (R$ 2,292,465 as of December 31, 2021), mainly represented by:

b.1.1 The subsidiary IPP and its subsidiaries have assessments invalidating the offset of excise tax (“IPI”) credits in connection with the purchase of raw materials used in the manufacturing of products, which are subsequently sold, are not subject to IPI under the protection of tax immunity. The amount of this contingency is R$ 182,446 as of December 31, 2022 (R$ 178,422 as of December 31, 2021).

b.1.2 The subsidiary IPP and its subsidiaries have legal proceedings related to ICMS. The total amount involved in these proceedings was R$ 1,376,199 as of December 31, 2022 (R$ 1,303,383 as of December 31, 2021). Such proceedings arise mostly from the disregard of ICMS credits amounting to R$ 201,408 as of December 31, 2022 (R$ 209,611 as of December 31, 2021), of which R$ 178,825 as of December 31, 2022 (R$ 106,590 as of December 31, 2021) refer to alleged non-payment of the tax ; from conditioned fruition of tax incentive in the amount of R$ 193,785 as of December 31, 2022 (R$ 174,039 as of December 31, 2021); of inventory differences in the amount of R$ 302,143 as of December 31, 2022 (R$ 295,163 as of December 31, 2021); and of a 2% surcharge on products considered non-essential (hydrated ethanol) in the amount of R$ 246,336 (R$ 219,218 as of December 31, 2021).

b.1.3 The Company and its subsidiaries are parties to administrative and judicial suits involving Income Tax, Social Security Contribution, PIS and COFINS, substantially about denials of offset claims and credits disallowance which total R$ 759,469 as of December 31, 2022 (R$ 578,097 as of December 31, 2021), mainly represented by:

b.1.3.1 The subsidiary IPP received in 2017 a tax assessment related to the IRPJ and CSLL resulting from the alleged undue amortization of the goodwill paid on acquisition of investments, in the amount of R$ 233,805 as of December 31, 2022 (R$ 218,589 as of December 31, 2021), which includes the amount of the income taxes, interest and penalty.

b.2 Contingent liabilities for civil, environmental and regulatory claims

The Company and its subsidiaries have contingent liabilities for civil, environmental and regulatory claims in the amount of R$ 690,052 as of December 31, 2022 (R$ 771,695 as of December 31, 2021), mainly represented by:

b.2.1 The subsidiary Cia. Ultragaz is party to an administrative proceeding before CADE based on alleged anti-competitive practices in the State of Minas Gerais in 2001. The CADE entered a decision against Cia. Ultragaz and imposed a penalty of R$ 35,617 as of December 31, 2022 (R$ 34,162 as of December 31, 2021). The imposition of such administrative decision was suspended by a court order and its merit is being judicially reviewed.

b.2.2 The subsidiary Cia. Ultragaz has lawsuits totaling R$ 255,290 as of December 31, 2022 (R$ 233,426 as of December 31, 2021) filed by resellers seeking the declaration of nullity and termination of distribution contracts, in addition to indemnities for losses and damages.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

b.3 Contingent liabilities for labor matters

The Company and its subsidiaries have contingent liabilities for labor matters in the amount of R$ 255,334 as of December 31, 2022 (R$ 246,443 as of December 31, 2021).

b.4 Action for damages

In December 2022, the Company by means of its subsidiary Ipiranga, as the assignor, entered into an agreement with a Receivables Investment Fund (“FIDC”) to assign 90% of its receivables from an action for damages (contingent asset), with an initial fixed amount of R$ 140,000 being recognized. The first portion of R$ 60,000 was received on December 29, 2022, and the remaining portion of R$ 80,000 (registered in other receivables) will be received through March 31, 2023, subject to DI rate calculated up to the settlement date. The underlying agreement establishes that the assignment transaction between the assignor and the assignee is irrevocable, irreversible, and transfers of control and risks and rewards.

c. Lubricants operation between IPP and Chevron

In the lubricants' operation in Brazil between Chevron and subsidiary IPP, it was agreed that each shareholder is responsible for any claims arising out of acts, facts or omissions that occurred prior to the transaction. The amounts of provisions of Chevron’s liability in the amount of R$ 26,010 (R$ 19,724 as of December 31, 2021) are reflected in the consolidation of these financial statements. Additionally, in connection with the business combination, a provision in the amount of R$ 198,900 was recognized on December 1, 2017, related to contingent liabilities, with a balance of R$ 100,548 as of December 31, 2022 (R$ 101,267 as of December 31, 2021). The amounts of provisions of Chevron’s liability recognized in the business combination will be reimbursed to subsidiary Iconic in the event of losses and an indemnification asset was hereby constituted, without the need to establish a provision for uncollectible amounts.

The provision of the Chevron indemnification in the amount of R$ 26,010 refers to: (i) R$ 23,337 ICMS assessments on sales for industrial purposes, in which the STF closed the judgment of the thesis unfavorably to taxpayers; (ii) R$ 2,381 labor claims; and (iii) R$ 292 civil, regulatory and environmental claims.

24 Subscription warrants – indemnification

Because of the association between the Company and Extrafarma on January 31, 2014, 7 subscription warrants – indemnification were issued, corresponding to up to 6,411,244 shares of the Company. The subscription warrants could be exercised beginning 2020 by the former shareholders of Extrafarma and are adjusted according to the changes in the amounts of provisions for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014. The subscription warrants – indemnification’s fair value is measured based on the share price of Ultrapar (UGPA3) and is reduced by the dividend yield until 2020, since the exercise is possible only from 2020, and they are not entitled to dividends while they are not converted into shares.

On February 24, 2021, August 11, 2021, February 23, 2022 and August 3, 2022, the Company’s Board of Directors approved the issuance of 70,939, 31,032, 43,925 and 21,472, respectively, common shares within the authorized capital limit provided by the article 6 of the Bylaws, due to the partial exercise of the rights conferred by the subscription warrants issued by the Company at the time of the merger of all Extrafarma shares into the Company, approved by the Extraordinary General Meeting (“EGM”) of the Company held on January 31, 2014.

As set out in the association agreement between the Company and Extrafarma of January 31, 2014 and due to the unfavorable decisions on some lawsuits with triggering events prior to January 31, 2014, 656,121 shares linked to the subscription warrants – indemnification were canceled and not issued. On December 31, 2022, 3,392,234 shares were retained linked to subscription warrants – indemnification, which will be issued or canceled as the final decisions on the lawsuits are determined, being the maximum number of shares that can be issued in the future, totaling R$ 42,776 (R$ 51,296 as of December 31, 2021).

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

25 Equity

a. Share capital

As of December 31, 2022, the subscribed and paid-up capital consists of 1,115,173,080 (1,115,107,683 as of December 31, 2021) common shares with no par value and the issuance of preferred shares and participation certificates is prohibited. Each common share entitles its holder to one vote at Shareholders’ Meetings.

As of December 31, 2022, there were 58,895,761 common shares outstanding abroad in the form of ADRs (50,374,275 shares as of December 31, 2021 and 47,413,094 shares as of December 31, 2020).

b. Equity instrument granted

The Company has a share-based incentive plan, which establishes the general terms and conditions for the concession of common shares issued by the Company held in treasury (see Note 9.c). As of December 31, 2022, the balance of treasury shares granted with right of use was 6,184,427 common shares (3,178,383 as of December 31, 2021).

c. Treasury shares

The Company acquired its own shares at market prices, without capital reduction, to be held in treasury and to be subsequently disposed of or cancelled.

As of December 31, 2022, the balance was R$ 479,674 (R$ 488,425 as of December 31, 2021) and 19,974,556 common shares (23,756,393 as of December 31, 2021 and 24,739,626 as of December 31, 2020) were held unrestricted in the Company's treasury, acquired at an average cost of R$ 24.01.

The balance of treasury shares as of December 31, 2022 ias as follows (in number of shares):

12/31/2022
Balance of unrestricted shares held in treasury	19,974,556
Balance of treasury shares granted with right of use (see note 25.b)	6,184,427
Total balance of treasury shares as of December 31, 2022	26,158,983

d. Revaluation reserve

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

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

e. Profit reserves

e.1 Legal reserve

Under the Brazilian Corporate Law the Company is required to allocate 5% of net annual earnings to a legal reserve, until the balance reaches 20% of share capital. As of December 31, 2022, the legal reserve totaled R$ 882,575 (R$ 792,533 as of December 31, 2021). This reserve may be used to increase capital or to absorb losses but may not be distributed as dividends.

e.2 Investments statutory reserve

In compliance with Article 194 of the Brazilian Corporate Law and Article 54 of the Bylaws, this reserve is aimed to protect the integrity of the Company’s assets and to supplement its share capital, in order to allow new investments to be made. As provided for in its bylaws, the Company may allocate up to 75% of the annual net income, after deducting the legal reserve, to the investments reserve, up to the limit of 100% of the share capital.

The investments reserve is free of distribution restrictions and totaled R$ 5,228,561 as of December 31, 2022 (R$ 4,073,876 as of December 31, 2021). Under article 199 of Brazilian Corporate Law, the next general meeting will resolve on the excess of the profit reserve over the share capital.

f. Accumulated other comprehensive income and cumulative translation adjustments

f.1 Other comprehensive income

(i)	Gains and losses on the hedging instruments of exchange rate related to firm commitment and highly probable transactions designated as cash flows hedges are recognized in equity as “Accumulated other comprehensive income”, net of income taxes. Gains and losses are reclassified to initial cost of non-financial assets recognized in the statement of income at the moment of paid-off of the hedge instrument.
(ii)	Actuarial gains and losses relating to post-employment benefits, calculated based on a valuation conducted by an independent actuary, are recognized in equity under the heading “Accumulated other comprehensive income”, net of income taxes. Gains and losses recorded in equity are not reclassified to profit or loss in subsequent periods.
(iii)	The Company also recognizes in this item the effect of changes in the non-controlling interest in subsidiaries that do not result in loss of control. This amount corresponds to the difference between the amount by which the non-controlling interest was adjusted and the fair value of the consideration received or paid and represents a transaction with shareholders.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

Balance and changes in valuation adjustments of the Company are as follows:

	Fair value of cash flow hedging instruments (i)	Fair value of financial investments	Actuarial gain/ (loss) of post-employment benefits (ii)	Non-controlling shareholders interest change (iii)	Others	Total
Balance as of December 31, 2019	(296,132)	205	(47,759)	197,369	-	(146,317)
Changes in fair value of financial instruments	(477,570)	64	-	-	-	(477,506)
IRPJ and CSLL on fair value	164,425	-	-	-	-	164,425
Actuarial loss of post-employment benefits	-	-	(7,725)	-	-	(7,725)
Income and social contribution taxes on actuarial losses	-	-	2,133	-	-	2,133
Balance as at December 31, 2020	(609,277)	269	(53,351)	197,369	-	(464,990)
Changes in fair value of financial instruments	12,036	(672)	-	-	‐	11,364
IRPJ and CSLL on fair value	(4,060)	-	-	-	‐	(4,060)
Actuarial gains of post-employment benefits of subsidiaries	-	-	49,550	-	‐	49,550
IRPJ and CSLL on actuarial gains	-	-	(14,002)	-	‐	(14,002)
Balance as of December 31, 2021	(601,301)	(403)	(17,803)	197,369	-	(422,138)
Changes in fair value of financial instruments	910,804	403	-	-	747	911,954
IRPJ and CSLL on fair value	(309,503)	-	-	-		(309,503)
Actuarial gains of post-employment benefits of subsidiaries	-	-	(610)	-	‐	(610)
IRPJ and CSLL on actuarial gains	-	-	271	-	‐	271
Balance as of December 31, 2022	-	-	(18,142)	197,369	747	179,974

f.2 Cumulative translation adjustments

The change in exchange rates on assets, liabilities, and income of foreign subsidiaries that have functional currency other than the presentation currency of the Company and an independent management (see Note 2.t.1) and the exchange rate variation on notes in the foreign market, net of income taxes (see Note 31.h.3) is directly recognized in the equity. This cumulative effect is reflected in profit or loss as a gain or loss only in case of disposal or write-off of the investment.

Balance and changes in cumulative translation adjustments of the Company are as follows:

	2022	2021	2020
Initial balance	304,645	231,596	102,427
Currency translation adjustment of foreign subsidiaries	(269,482)	97,113	202,277
Effect of foreign currency exchange rate variation on notes in the foreign market	80,057	(36,461)	(110,770)
IRPJ and CSLL on foreign currency exchange rate variation on notes in the foreign market	(27,219)	12,397	37,662
Reclassification to income due to sale of investment	(88,001)	-
Final balance	-	304,645	231,596
F-112

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

g. Allocation of income for the year

The shareholders of the Company are entitled under the Bylaws to a minimum annual dividend of 25% of adjusted net income, after allocation of 5% to the legal reserve, calculated in accordance with Brazilian Corporate Law. The dividends and interest on capital in excess of the obligation established in the Bylaws are recognized in equity until the shareholders approve them. The proposed dividends payable that refers to the year 2021, the amount of which as of December 31, 2021 totaled R$ 185,896 (R$ 0.17 - seventeen cents of Brazilian Real per share), were approved by the Board of Directors on February 23, 2022 and were paid from March 11, 2022 onwards. On May 11, 2022, the payment of interim interest on capital, attributed to the mandatory minimum dividend, of R$ 450,000 (R$ 0.41 - forty-one cents of Brazilian Real per share), including income tax, was approved, and the payment was made from August 10, 2022 onwards. The proposed dividends payable for the year 2022, the amount of which as of December 31, 2022 totaled R$ 109,515 (R$ 0.10 - ten cents of Brazilian Real per share), were approved by the Board of Directors on February 15, 2023 and will be paid from March 03, 2023 onwards.

The management's proposal for the allocation of net income for 2022 and for distribution of dividends is as follows:

Allocation of net income	12/31/2022
Net income for the year attributable to shareholders of Ultrapar	1,800,839
Legal reserve (5% of the net income)	90,042
Adjusted net income (basis for dividends)	1,710,797

Minimum mandatory dividends for the year (25% of the adjusted net income)	427,699
Total distribution	427,699
Interest on capital, net of income tax, already paid (R$ 0.35 per share) (*)	(396,314)
Additional dividends to the minimum mandatory dividends	78,130
Balance of proposed dividends (R$ 0.10 per share)	109,515

Allocation of dividends
Minimum mandatory dividends for the year (25% of the adjusted net income)	427,699
Balance of proposed dividends (R$ 0.07 per share)	78,130

Allocation of net income
Legal reserve (5% of the net income)	90,042
Statutory reserve	1,204,968
Minimum mandatory dividends for the year (25% of the adjusted net income)	396,314
Complementary minimum mandatory dividends for the year (25% of the adjusted net income)	31,385
Additional dividends to the minimum mandatory dividends	78,130
Total distribution of net income for the year attributable to shareholders of Ultrapar	1,800,839

(*) The gross amount of interest on capital was R$450,004

Changes in dividends payable are as follows:

Balance as of December 31, 2019	16,694
Provisions	710,206
Payments	(284,767)
Balance as of December 31, 2020	442,133
Provisions	478,366
Prescribed dividends	(11,816)
Payments	(705,753)
Reclassification to liabilities of subsidiaries held for sale	(70)
Balance as of December 31, 2021	202,860
Provisions	429,964
Prescribed dividends	(2,948)
Payments	(581,351)
Balance as of December 31, 2022	48,525
F-113

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

h. Capital reserve

The capital reserve reflects the gain on the transfer of shares at market price used in the Deferred Stock Plan granted to executives of the subsidiaries of the Company, as mentioned in Note 9.c.

Because of Extrafarma’s association in 2014 the Company recognized an increase in the capital reserves in the amount of R$ 498,812, due to the difference between the value attributable to share capital and the market value of the Ultrapar shares on the date of issuance, deducted by R$ 2,260 related to the incurred costs directly attributable to issuing new shares. Additionally, on February 24, 2021, August 11, 2021, February 23, 2022 and August 03, 2022 there was an increase in the reserve in the amount of R$ 1,371, R$ 448, R$ 651 and R$ 291, respectively, due to the partial exercise of the subscription warrants – indemnification (see note 24).

26 Costs and expenses by nature

The Company presents its costs and expenses by function in the consolidated statement of income and presents below its expenses by nature:

	2022	2021	2020
Raw materials and materials for use and consumption (1)	(135,651,809)	(104,233,143)	(68,851,960)
Personnel expenses	(1,657,783)	(1,575,066)	(1,414,567)
Freight and storage	(1,033,718)	(899,188)	(1,073,971)
Decarbonization obligation (2)	(638,542)	(161,281)	(124,287)
Services provided by third parties	(442,379)	(399,904)	(184,532)
Depreciation and amortization	(732,241)	(653,118)	(595,531)
Amortization of right-of-use assets	(288,419)	(260,716)	(242,670)
Advertising and marketing	(102,205)	(106,352)	(143,694)
Extemporaneous tax credits (3)	34,247	213,183	136,561
Other expenses and income, net	45,604	(54,432)	(102,900)
Total	(140,467,245)	(108,130,017)	(72,597,551)

Classified as:
Cost of products and services sold	(136,276,257)	(104,827,966)	(70,056,447)
Selling and marketing	(2,141,985)	(1,931,666)	(1,611,152)
General and administrative expenses	(1,534,481)	(1,466,551)	(993,986)
Other operating income (expenses), net	(514,522)	96,166	64,034
Total	(140,467,245)	(108,130,017)	(72,597,551)

(1) Includes credits of PIS and COFINS registered on 2022 that refers to Law 192. For more information, see Note 8.

(2) Refers to the obligation adopted by RenovaBio to meet decarbonization targets for the gas and oil sector. The amounts are presented in Other operating income (expenses), net.

(3) Refers substantially to PIS and COFINS credits recorded in 2021 and 2022. On March 15, 2017, due to general repercussions, the STF decided that ICMS does not compose the PIS and COFINS calculation basis. After filing of the Federal Government's Motion for Clarification, the STF definitively ruled about the thesis on May 13, 2021, reaffirming the exclusion of the ICMS from the PIS and COFINS calculation basis and modulating the effects of the decision for the lawsuits filed after March 15, 2017. Certain subsidiaries have credits arising from favorable decisions on the exclusion of ICMS from the PIS and COFINS calculation basis, and the respective subsidies for proving the amounts to be refunded were duly confirmed by Management and recorded in Other operating income (expenses), net in the statement of income.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

27 Gain (loss) on disposal of property, plant and equipment and intangible assets

The gain or loss is determined as the difference between the selling price and residual book value of the investment, property, plant and equipment, and intangible asset. For the year ended December 31, 2022, the result was a gain of R$ 169,289 (gain of R$ 184,189 in 2021, represented primarily by the sale of ConectCar and properties and gain of R$ 85,455 in 2020).

28 Financial result, net

	2022	2021	2020
Financial income:
Interest on financial investments	388,675	101,326	93,667
Interest from customers	128,052	109,999	132,155
Changes in subscription warrants (see Note 24)	5,099	33,180	-
Selic interest on PIS/COFINS credits	35,268	201,795	121,565
Update of provisions and other income	149,595	13,854	10,279
	706,689	460,154	357,666

Financial expenses:
Interest on loans and debentures	(1,465,259)	(716,969)	(658,980)
Interest on leases payable	(128,069)	(110,878)	(109,318)
Bank charges, financial transactions tax, and other taxes	(119,828)	(70,801)	(46,878)
Exchange variations, net of gain (loss) on hedging instruments	(458,032)	(239,106)	(58,944)
Changes in subscription warrants – indemnification (see Note 24)	-	-	(17,353)
Update of provisions, net, and other expenses	(4,709)	(85,132)	(16,541)
	(2,175,897)	(1,222,886)	(908,014)
Financial result, net	(1,469,208)	(762,732)	(550,348)

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

29 Earnings per share

The table below presents a reconciliation of numerators and denominators used in computing earnings per share. The Company has a stock plan and subscription warrants, as mentioned in Notes 9.c and 24, respectively.

	2022			2021			2020
	Continuing operations	Discontinued operations(i)	Total	Continuing operations	Discontinued operations(i)	Total	Continuing operations	Discontinued operations(i)	Total
Basic earnings per share
Net income for the year of the Company	1,498,981	301,858	1,800,839	785,199	65,264	850,463	612,750	280,633	893,383
Weighted average number of shares outstanding (in thousands)	1,091,990	1,091,990	1,091,990	1,090,500	1,090,500	1,090,500	1,089,414	1,089,414	1,089,414
Basic earnings per share - R$	1.3727	0.2764	1.6491	0.7200	0.0598	0.7799	0.5625	0.2576	0.8201
Diluted earnings per share
Net income for the year of the Company	1,498,981	301,858	1,800,839	785,199	65,264	850,463	612,750	280,633	893,383
Weighted average number of outstanding shares (in thousands), including dilution effects	1,098,692	1,098,692	1,098,692	1,096,962	1,096,962	1,096,962	1,095,842	1,095,842	1,095,842
Diluted earnings per share - R$	1.3643	0.2747	1.6391	0.7158	0.0595	0.7753	0.5592	0.2561	0.8152
Weighted average number of shares (in thousands)
Weighted average number of shares for basic earnings per share			1,091,990			1,090,500			1,089,414
Dilution effect
Subscription warrants			3,445			3,548			3,570
Stock plan			3,257			2,914			2,858
Weighted average number of shares for diluted earnings per share			1,098,692			1,096,962			1,095,842

(i) For further details, see Note 4.c.1
(ii) For further details, see Note 4.c.2

Earnings per share of 2022 considers the issuance of 2,472,210 common shares due to the partial exercise of the rights conferred by the subscription warrants disclosed in Note 24.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

30 Segment information

The Company has three relevant business segments: gas distribution, fuel distribution and storage. The gas distribution segment (Ultragaz) distributes LPG to residential, commercial, and industrial consumers, especially in the South, Southeast, and Northeast regions of Brazil. The fuel distribution segment (Ipiranga) operates the distribution and marketing of gasoline, ethanol, diesel, fuel oil, kerosene, natural gas for vehicles, and lubricants and related activities throughout all the Brazilian territory. The storage segment (Ultracargo) operates liquid bulk terminals, especially in the Southeast and Northeast regions of Brazil. The digital payments segment (Abastece aí) offers digital payments services, combining the “abastece aí” app and the loyalty program “Km de Vantagens”. In 2022, Ultrapar has ceased to present abastece aí as a separate segment, due to the small relevance of this business relative to the overall results of the Company. The segments shown in the financial statements are strategic business units supplying different products and services. Intersegment sales are done considering the conditions negotiated between the parts.

a. Financial information related to segments

The main financial information of each of the continuing operations of the Company’s segments is as follows. For information on the discontinued operations, see Note 4.c.2:

2022
Results	Ipiranga	Ultragaz	Ultracargo	Others (1) (2)	Subtotal	Eliminations	Total

Net revenue from sales and services	131,337,966	11,483,398	867,148	218,770	143,907,282	(272,574)	143,634,708
Transactions with third parties	131,253,637	11,480,697	684,350	216,024	143,634,708	-	143,634,708
Intersegment transactions	84,329	2,701	182,798	2,746	272,574	(272,574)	-
Cost of products and services sold	(126,569,490)	(9,446,354)	(340,621)	(185,914)	(136,542,379)	266,122	(136,276,257)
Gross profit	4,768,476	2,037,044	526,527	32,856	7,364,903	(6,452)	7,358,451
Operating income (expenses)
Selling and marketing	(1,552,636)	(576,087)	(12,701)	(561)	(2,141,985)	-	(2,141,985)
General and administrative	(828,753)	(257,315)	(134,208)	(320,657)	(1,540,933)	6,452	(1,534,481)
Gain (loss) on disposal of property, plant and equipment and intangible assets	168,709	(1,381)	(887)	2,848	169,289	-	169,289
Other operating income (expenses), net	(525,966)	6,235	3,330	1,879	(514,522)	-	(514,522)
Operating income (loss)	2,029,830	1,208,496	382,061	(283,635)	3,336,752	-	3,336,752
Share of profit (loss) of subsidiaries, joint ventures and associates	(10,052)	13	(3,880)	26,100	12,181	-	12,181
Income (loss) before financial result and income and social contribution taxes	2,019,778	1,208,509	378,181	(257,535)	3,348,933	-	3,348,933
Depreciation of PP&E and amortization of intangible assets	353,962	239,204	94,337	44,738	732,241	-	732,241
Amortization of contractual assets with customers - exclusivity rights	503,751	1,502	-	-	505,253	(346)	504,907
Amortization of right-of-use assets	191,178	56,177	37,124	3,940	288,419	-	288,419
Total depreciation and amortization	1,048,891	296,883	131,461	48,678	1,525,913	(346)	1,525,567

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

2021
Income	Ipiranga	Ultragaz	Ultracargo	Abastece aí	Subtotal	Others (1) (4)	Eliminations	Total
Net revenue from sales and services	99,382,617	9,744,659	713,096	84,733	109,925,105	22,452	(214,715)	109,732,842
Transactions with third parties	99,382,547	9,740,657	518,762	84,733	109,726,699	6,143	-	109,732,842
Intersegment transactions	70	4,002	194,334	-	198,406	16,309	(214,715)	-
Cost of products and services sold	(96,110,408)	(8,626,340)	(285,406)	-	(105,022,154)	70	194,118	(104,827,966)
Gross profit	3,272,209	1,118,319	427,690	84,733	4,902,951	22,522	(20,597)	4,904,876
Operating income (expenses)
Selling and marketing	(1,409,350)	(438,697)	(9,213)	(71,345)	(1,928,605)	(6,184)	-	(1,934,789)
Loss allowance (reversion) for expected credit losses	23,536	(20,482)	69	-	3,123	-	-	3,123
General and administrative	(846,441)	(202,002)	(127,117)	(113,544)	(1,289,104)	(198,044)	20,597	(1,466,551)
Gain (loss) on disposal of property, plant and equipment and intangible assets	183,862	2,138	(1,754)	(9)	184,237	(48)	-	184,189
Other operating income (expenses), net	74,574	10,976	3,876	5,159	94,585	1,581	-	96,166
Operating income (loss)	1,298,390	470,252	293,551	(95,006)	1,967,187	(180,173)	-	1,787,014
Share of profit (loss) of subsidiaries, joint ventures and associates	(859)	(104)	602	-	(361)	(17,273)	-	(17,634)
Operating income before finance income (expenses) and income and social contribution taxes	1,297,531	470,148	294,153	(95,006)	1,966,826	(197,446)	-	1,769,380
Depreciation of PP&E and amortization of intangible assets	325,942	211,014	76,421	14,365	627,742	25,376	-	653,118
Amortization of contractual assets with customers - exclusivity rights	280,975	1,546	-	-	282,521	-	-	282,521
Amortization of right-of-use assets	182,245	46,579	25,440	267	254,531	6,185	-	260,716
Total of depreciation and amortization	789,162	259,139	101,861	14,632	1,164,794	31,561	-	1,196,355

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

2020
Income	Ipiranga	Ultragaz	Ultracargo	Abastece aí	Subtotal Segments	Others (1) (4)	Elimination	Total

Net revenue from sales and services	66,133,035	7,408,342	644,177	17,223	74,202,777	48,325	(193,046)	74,058,056
Transactions with third parties	66,132,828	7,403,632	504,725	17,223	74,058,408	352	-	74,058,056
Intersegment transactions	207	4,710	139,452	-	144,369	48,677	(193,046)	-
Cost of products and services sold	(63,609,871)	(6,310,157)	(270,010)	-	(70,190,038)	207	133,384	(70,056,447)
Gross profit	2,523,164	1,098,185	374,167	17,223	4,012,739	48,532	(59,662)	4,001,609
Operating income (expenses)
Selling and marketing	(1,164,779)	(404,776)	(7,278)	(13,945)	(1,590,778)	(5,093)	-	(1,595,871)
Loss allowance (reversion) for expected credit losses	2,863	(18,514)	370	-	(15,281)	-	-	(15,281)
General and administrative	(568,963)	(196,883)	(122,965)	(33,164)	(921,975)	(131,673)	59,662	(993,986)
Gain (loss) on disposal of property, plant and equipment and intangibles	78,952	7,936	(1,433)	-	85,455	-	-	85,455
Other operating income, net	44,195	8,265	8,898	920	62,278	1,756	-	64,034
Operating income (loss)	915,432	494,213	251,759	(28,966)	1,632,438	(86,478)	-	1,545,960
Share of profit (loss) of subsidiaries, joint ventures and associates	(932)	(53)	392	-	(593)	(43,438)	-	(44,031)
Operating income before finance income (expenses) and income and social contribution taxes	914,500	494,160	252,151	(28,966)	1,631,845	(129,916)	-	1,501,929
Depreciation of PP&E and amortization of intangible assets charges	314,511	192,241	65,838	4,053	576,643	18,888	-	595,531
Amortization of contractual assets with customers – exclusive rights	287,800	1,636	-	-	289,436	-	-	289,436
Amortization of right-of-use assets	177,039	41,015	19,482	40	237,576	5,094	-	242,670
Total of depreciation and amortization	779,350	234,892	85,320	4,093	1,103,655	23,982	-	1,127,637

(1)	Includes in the line “General and administrative” and revenue on disposal of PP&E and intangibles the amount of R$ 157,621 in 2022 (R$ 154,640 in 2021 and R$ 87,363 in 2020) of expenses related to Ultrapar's holding structure, including the Presidency, Financial Board, Legal Board, Board of Directors and Fiscal Council, Risk, Compliance and Audit Board and Sustainability Board.
(2)

The “Others” column consists of financial income and expenses, income and social contribution taxes of the segments, the parent company Ultrapar and subsidiaries Abastece aí, Millenium, Serma, Imaven Imóveis Ltda. (“Imaven”), Ultrapar International, UVC Investimentos, UVC - Fundo de investimento and share of profit (loss) of joint ventures of ConectCar, until June 30, 2021, and RPR. In 2022, Ultrapar has ceased to present Abastece Aí as a separate segment,due to the small relevance of this business relative to the overall results of the Company.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated
12/31/2022
Main indicators - Cash flows	Ipiranga	Ultragaz	Ultracargo	Others (3)	Subtotal Segments	Eliminations	Total
Acquisition of property, plant and equipment	426,861	318,750	175,984	6,641	929,236	-	929,236
Capitalized interest and other items included in property, plant and equipment and provision for ARO	32,628	-	-	-	32,628	-	32,628
Acquisition of intangible assets	194,385	38,876	9,125	35,214	277,600	-	277,600
Payments of contractual assets with customers - exclusivity rights	769,119	-	-	-	769,119	-	769,119
Decarbonization credits (note 16)	635,130	-	-	-	635,130	-	635,130

12/31/2021
Main indicators - Cash flows	Ipiranga	Ultragaz	Ultracargo	Abastece aí	Others (3)	Subtotal Segments	Eliminations	Total
Acquisition of property, plant and equipment	386,693	336,871	298,272	636	5,947	1,028,419	-	1,028,419
Capitalized interest and other items included in property, plant and equipment and provision for ARO	7,683	-	2,782		-	10,465	-	10,465
Acquisition of intangible assets	156,498	30,150	15,819	34,824	197	237,488	-	237,488
Payments of contractual assets with customers - exclusivity rights	420,261	-	-		-	420,261	-	420,261
Decarbonization credits (note 16)	176,837	-	-		-	176,837	-	176,837

12/31/2020
Main indicators - Cash flows	Ipiranga	Ultragaz	Ultracargo	Abastece aí	Others (3)	Subtotal Segments	Elimination	Total

Acquisition of property, plant, and equipment	245,980	276,470	211,287	5,149	11,732	750,618	-	750,618
Acquisition of intangible assets	85,337	32,613	5,596	10,285	20,703	154,534	-	154,534
Payments of contractual assets with customers – exclusive rights	351,233	4,812	-	-	-	356,045	-	356,045
Decarbonization credits (see Note 16)	125,345	-	-	-	-	125,345	-	125,345

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

12/31/2022
Assets	Ipiranga	Ultragaz	Ultracargo	Others (3)	Subtotal Segments	Discontinued operations	Total
Total assets (excluding intersegment transactions)	23,342,826	4,281,857	3,045,407	5,770,913	36,441,003	-	36,441,003

12/31/2021
Assets	Ipiranga	Ultragaz	Ultracargo	Abastece aí	Others (3)	Subtotal Segments	Discontinued operations	Total
Total assets (excluding intersegment transactions)	21,050,793	3,233,736	2,675,453	152,212	897,246	28,009,440	11,000,917	39,010,357

(3)

The “Others” column comprises the parent company Ultrapar (including goodwill from certain acquisitions) and the subsidiaries Millenium, Serma, Imaven, Ultrapar International, UVC Investimentos and UVC - Fundo de investimento.

(4)	The “Others” column consists of financial income and expenses, income and social contribution taxes of the segments, the parent company Ultrapar and subsidiaries Abastece aí, Millenium, Serma, Imaven Imóveis Ltda. (“Imaven”), Ultrapar International, UVC Investimentos, UVC - Fundo de investimento and share of profit (loss) of joint ventures of ConectCar, until June 30, 2021, and RPR.

b. Geographic area information

The subsidiaries generate revenue from operations in Brazil, as well as from exports of products and services to foreign customers, as disclosed below:

	2022	2021	2020
Net revenue from sales and services:
Brazil	140,801,146	109,598,146	73,941,162
Europe	607,416	18,876	34,460
Singapore	359,250	-	-
United States of America and Canada	1,785,413	35,279	29,935
Other Latin American countries	73,351	69,523	45,356
Others	8,132	11,018	7,143
Total	143,634,708	109,732,842	74,058,056

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated
31 Risks and financial instruments

a. Risk management and financial instruments - governance

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

The Company has a policy for the management of resources, financial instruments, and risks approved by its Board of Directors (“Policy”). In accordance with the Policy, the main objectives of financial management are to preserve the value and liquidity of financial assets and ensure financial resources for the development of the business, including expansions. The main financial risks considered in the Policy are market risks (currencies, interest rates and commodities), liquidity and credit. The governance of the management of financial risks follows the segregation of duties below.

The execution of the Policy is made by corporate financial board, through its treasury department, with the assistance of the controllership, accounting, legal and tax departments.

The monitoring of compliance of the Policy and possible issues is the responsibility of the Financial Risk Committee (“Committee”), which is composed of the CFO, Treasury Director, Controllership Director and other directors to be designated by the CFO, who meet quarterly. The monthly monitoring of Policy standards is responsibility of the CFO.

Approval of the Policy and the periodic assessment of Company exposure to financial risks are subject to the approval of the Company’s Board of Directors.

The Audit and Risk Committee (“CAR”) advises the Board of Directors in the assessment of controls, management and exposure of financial risks and revision of the Policy. The Risk, Compliance and Audit board monitors standards compliance of the Policy and reports to the Audit and Risk Committee the risks exposure and compliance or noncompliance of the Policy to the Board of Directors.

b. Currency risk

Most transactions of the Company, through its subsidiaries, are located in Brazil and therefore, the reference currency for risk management is the Brazilian Real (Company’s functional currency). Currency risk management is guided by neutrality of currency exposures and considers the risks of the Company and its subsidiaries and their exposure to changes in exchange rates. The Company considers as its main currency exposures the changes in assets and liabilities in foreign currency.

The Company and its subsidiaries use exchange rate hedging instruments (especially between the Brazilian Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, receipts, and disbursements in foreign currency and net investments in foreign operations. Hedge is used in order to reduce the effects of exchange rates on the Company´s income and cash flows in Brazilian Reais within the exposure limits under its Policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, receipts, and disbursements in foreign currencies to which they are related.

Assets and liabilities in foreign currencies are stated below, translated into Brazilian Reais:

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

b.1 Assets and liabilities in foreign currencies

	12/31/2022	12/31/2021
Assets in foreign currency
Cash, cash equivalents and financial investments in foreign currency (except hedging instruments)	311,017	122,242
Foreign trade receivables, net of allowance for expected credit losses	6,131	1,324
Other receivables	727,057	-
Other assets of foreign subsidiaries	280,738	186,548
Asset exposure from subsidiaries held for sale	-	3,839,194
	1,324,943	4,149,308
Liabilities in foreign currency
Financing in foreign currency, gross of transaction costs and discount	(5,213,100)	(8,860,833)
Payables arising from imports	(1,939,984)	(649,107)
Liabilities exposure of subsidiaries held for sale	-	(884,402)
	(7,153,084)	(10,394,342)
Foreign currency hedging instruments	5,274,302	2,933,572
Foreign currency hedging instruments from subsidiaries held for sale	-	1,786,471
Net liability position - total	(553,839)	(1,524,991)
Net (liability) asset position - effect on statement of income	(553,839)	(498,604)
Net liability position - effect on equity in subsidiaries held for sale	-	(1,026,387)

b.2 Sensitivity analysis of assets and liabilities in foreign currency

For the base scenario, the future market curves as of December 31, 2022 were used on the net position of the Company exposed to the currency risk, simulating the effects of appreciation and devaluation of the Real in the statement of income, impacted by the average U.S. dollar of R$ 5.4679 (*) on December 31, 2022 the closing tax considered was R$ 5.2177.

The table below shows the effects of the exchange rate changes on the net liability position of R$ 553,839 in foreign currency as of December 31, 2022:

	Risk	Base Scenario
Effect on statement of income	Real devaluation	(26,555)
	Net effect	(26,555)
Effect on statement of income	Real appreciation	26,555
	Net effect	26,555

(*) Average US dollar on December 31, 2022, according to benchmark rates as published by B3.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

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

The Company seeks to maintain most of its financial assets and liabilities at floating rates.

c.1 Assets and liabilities exposed to floating interest rates

The financial assets and liabilities exposed to floating interest rates are demonstrated below:

	Note	12/31/2022	12/31/2021
DI
Cash equivalents	5.a	5,204,766	1,943,164
Financial investments	5.b	406,683	1,607,608
Loans and debentures	17	(2,460,698)	(4,855,517)
Liability position of foreign exchange hedging instruments - DI	32.g	(2,651,609)	(2,283,625)
Liability position of fixed interest instruments + IPCA - DI	32.g	(3,416,868)	(2,364,583)
Net liability position in DI		(2,917,726)	(5,952,953)

TJLP
Loans – TJLP	17	-	(326)
Net liability position in TJLP		-	(326)

LIBOR
Asset position of foreign exchange hedging instruments - LIBOR	32.g	-	279,047
Loans - LIBOR	17	-	(275,936)
Net liability position in LIBOR		-	3,111
Total net liability position exposed to floating interest		(2,917,726)	(5,950,168)

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

c.2 Sensitivity analysis of floating interest rate risk

For the sensitivity analysis of floating interest risks on December 31, 2022, the Company used the market curves of the benchmark indexes (DI, TJLP, LIBOR and SELIC) as a base scenario.

The tables below show the incremental expenses and income that would be recognized in finance income, if the market curves of floating interest at the base date were applied to the average balances of the current year, due to the effect of floating interest rate.

		12/31/2022
Exposure to interest rate risk	Risk	Probable Scenario
Interest effect on cash equivalents and financial investments	Increase in DI (i)	26,382
Interest effect on debt in DI	Increase in DI (i)	(34,907)
Effect on income of short positions in DI of debt hedging instruments	Increase in DI (i)	(102,175)
Incremental expenses		(110,700)
Interest effect on debt in TJLP	Increase in TJLP (ii)	-
Incremental expenses		-

(i) Base rates used was 12.37% and sensivity rate was 13.41%.

(ii) Base rates used was 6.08% and sensivity rate was 7.20%.

d. Credit risks

The financial instruments that would expose the Company and its subsidiaries to credit risks of the counterparty are basically represented by cash and bank deposits, financial investments, hedging instruments (see Note 5), and trade receivables (see Note 6).

d.1 Credit risk from financial institutions

Such risk results from the inability of financial institutions to comply with their financial obligations to the Company and its subsidiaries due to insolvency. The Company and its subsidiaries regularly conduct a credit analysis of the institutions with which they hold cash and cash equivalents, financial investments, and hedging instruments through various methodologies that assess liquidity, solvency, leverage, portfolio quality, etc. Cash and cash equivalents, financial investments, and hedging instruments are held only with institutions with a solid credit history, chosen for safety and soundness. The volume of cash and cash equivalents, financial investments, and hedging instruments are subject to maximum limits by each institution and, therefore, require diversification of counterparties.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

d.2 Government credit risk

The Company's policy allows investments in government securities from countries classified as investment grade AAA or aaa by specialized credit rating agencies (S&P, Moody’s and Fitch) and in Brazilian government bonds. The volume of such financial investments is subject to maximum limits by each country and, therefore, requires diversification of counterparties.

The credit risk of financial institution and government related to cash, cash equivalents and financial investments is summarized below:

	Fair value
Counterparty credit rating	12/31/2022	12/31/2021
AAA	5,720,996	3,606,000
AA	809,583	740,879
A	3,457	116,594
Others (*)	50,926	-
Total	6,584,962	4,463,473

(*) Refers substantially to investiments with minoritary participation of UVC, which are classificated in long term financial investments.

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

In monitoring credit risk, customers are grouped according to their credit characteristics and depending on the business the grouping takes into account, for example, whether they are individual or corporate customers, whether they are wholesalers, resellers or final customers, considering also the geographic area.

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

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

The Company’s subsidiaries request guarantees related to trade receivables and other receivables in specific situations to customers. The Company’s subsidiaries maintained the following allowances for expected credit losses:

	12/31/2022	12/31/2021
Ipiranga	373,514	422,542
Ultragaz	120,076	135,565
Ultracargo	2,450	1,526
Total	496,040	559,633

The table below presents information on credit risk exposure, resulting from the balances of trade receivables and reseller financing:

	12/31/2022			12/31/2021
	Weighted average rate of losses	Accounting balance	Allowance for expected credit losses	Weighted average rate of losses	Accounting balance	Allowance for expected credit losses
Current	0.5%	4,756,388	22,752	0.6%	3,901,536	23,476
Less than 30 days	7.5%	29,817	2,230	7.3%	109,284	8,005
31-60 days	11.1%	22,633	2,516	20.4%	57,545	11,746
61-90 days	26.5%	32,522	8,617	23.0%	39,177	9,016
91-180 days	34.4%	58,529	20,159	49.1%	50,588	24,818
More than 180 days	50.7%	868,072	439,766	57.5%	838,532	482,572
		5,767,961	496,040		4,996,662	559,633

The information on allowance for expected credit losses balances by geographic area is as follows:

	12/31/2022	12/31/2021
Brazil	495,929	559,532
United States of America and Canada	61	3
Other Latin American countries	31	15
Europe	5	66
Others	14	17
	496,040	559,633

For further information on the allowance for expected credit losses, see Notes 6.a and 6.b.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

d.4 Price risk

The Company and its subsidiaries are exposed to commodity price risk, due to the fluctuation in prices for diesel and gasoline, among others. These products are traded on the stock exchange and are subjected to the impacts of macroeconomic and geopolitical factors outside the control of the Company and its subsidiaries.

To mitigate the risk of the fluctuation of diesel and gasoline prices, the Company and its subsidiaries permanently monitor the market, seeking the protection of price movements through hedge transactions for imports, using contracts of derivative for heating oil (diesel) and RBOB (gasoline) traded on the stock exchange.

The table below shows the positions of hedging financial instruments to hedge commodity price risk as of December 31, 2022 and December 31, 2021:

Derivative	Contract			Notional amount (m 3)		Notional amount (USD thousand)		Fair value (R$ thousand)		Possible scenario (∆ of 10% - R$ thousand)
	Position	Product	Maturity	12/31/2022	12/31/2021	12/31/2022	12/31/2021	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Term	Sold	Heating Oil	Jul-23	158,828	167,255	150,498	103,148	(52,214)	2,269	(124,293)	(55,066)
Term	Sold	RBOB	Jan-23	52,466	29,413	31,382	17,112	(15,481)	(967)	(33,404)	(10,613)
								(67,695)	1,302	(157,697)	(65,679)

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

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

The Company and its subsidiaries have sufficient working capital and sources of financing to meet their current needs. The gross indebtedness due over the next twelve months, including estimated interest on loans, totaled R$ 3,744,329 (for quantitative information, see Note 17). As of December 31, 2022, the Company and its subsidiaries had R$ 6,142,121 in cash, cash equivalents, and short-term financial investments (for quantitative information, see Note 5).

The table below presents a summary of financial liabilities and leases payable as of December 31, 2022 by the Company and its subsidiaries, listed by maturity. The amounts disclosed in this table are the contractual undiscounted cash flows, and, therefore, these amounts may be different from the amounts disclosed in the statement of financial position.

	Total	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
Loans including future contractual interest (1) (2)	13,960,937	3,744,329	2,524,250	2,993,156	4,699,202
Derivative instruments (3)	2,292,609	584,748	725,668	648,202	333,991
Trade payables	7,377,846	7,377,846	-	-	-
Leases payable	2,404,105	343,792	596,602	374,456	1,089,255
Financial liabilities of customers	551,587	184,159	354,389	13,039	-
Contingent consideration	89,640	-	-	89,640	-

(1)	The interest on loans, it was estimated based on the US dollar futures contracts and on the future yield curves of the DI x fixed rate and DI x IPCA contracts, quoted on B3 on December 31, 2022.
(2)	Includes estimated interest on short-term and long-term loans until the contractually foreseen payment date.
(3)	The hedging instruments were estimated based on the US dollar futures contracts and the future curves of the DI x fixed rate and DI x IPCA contracts, quoted on B3 on December 31, 2022. In the table above, only the hedging instruments with negative results at the time of settlement were considered.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

f. Capital management

The Company manages its capital structure based on indicators and benchmarks to ensure business continuity while maximizing return to shareholders by optimizing its debt and capital structure.

Capital structure is comprised of net debt (loans and financing, including debentures, according to Note 17, after deduction of cash and cash equivalents, financial investments and derivative financial instruments, according to Note 5) and equity. The Company can change its capital structure depending on the economic and financial conditions, in order to optimize its financial leverage and capital management. The Company seeks to improve its return on invested capital by implementing efficient working capital management and a selective investment program.

Annually, the Company and its subsidiaries revise their capital structure, evaluating the cost of capital and the risks associated with each class of capital including the leverage ratio analysis, which is determined as the ratio between net debt and equity.

The leverage ratio at the end of the year is the following:

	12/31/2022	12/31/2021
Loans and financing	13,274,130	17,725,954
Cash and cash equivalents, financial investments and derivative financial instruments	6,584,962	4,463,473
Net debt	6,689,168	13,262,481
Equity	12,174,968	10,469,240
Leverage ratio	54.94%	126.68%

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

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

The table below summarizes the gross balance of the position of hedging instruments contracted as well as of the gains (losses) that affect the equity and the statement of income of the Company and its subsidiaries:

Derivatives designated as hedge accounting
Product	Hedged object	Contracted rates		Maturity	Note	Notional amount[1]	Fair value 12/31/2022		Gains (losses) 12/31/2022
		Assets	Liabilities			12/31/2022	Assets	Liabilities	Income statement
Foreign exchange swap	Financing	USD + 4.95%	106.67% DI	Sept-25	32.h.1	221,339	106,550	(9,243)	(121,296)
Foreign exchange swap	Financing	USD +LIBOR-3M +1.14%	105.00% DI	Jun-22	32.h.1	-	-	-	(21,566)
Foreign exchange swap	Financing	EUR + 3.42%	111.60% DI	Mar-23	32.h.1	9,709	1,954	-	2,573
Interest rate swap	Financing	IPCA +5.03%	102.87% DI	Jun-32	32.h.1	3,226,054	173,741	(59,789)	(143,762)
Term	Financing	6.47%	99.94% DI	Nov-24	32.h.1	90,000	-	(9,513)	(5,069)
NDF	Firm commitments	BRL	Heating Oil/ RBOB	Jul-23	32.h.1	181,880	2,936	(70,630)	(944,896)
NDF	Firm commitments	BRL	USD	Jan-23	32.h.1	127,233	4,712	(3,074)	53,762
							289,893	(152,249)	(1,180,344)

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

Product	Hedged object	Contracted rates		Maturity	Note	Notional amount[1]	Fair value[2] 12/31/2021		Gains (losses) on 12/31/2021
		Assets	Liabilities			12/31/2021	Assets	Liabilities	Income statement
Foreign exchange swap	Financing	USD +4.65%	104.87% DI	Sept-23	32.h.1	125,000	212,509	-	11,712
Foreign exchange swap	Financing	USD +LIBOR-3M	105.00% DI	Jun-22	32.h.1	50,000	109,332	-	10,779
Interest rate swap	Financing	4.59% + IPCA	102.00% DI	Sept-28	32.h.1	2,226,054	201,638	(35,170)	(17,922)
Interest rate swap	Financing	6.47%	99.94% DI	Nov-24	32.h.1	90,000	-	(9,044)	(10,088)
Term	Firm commitments	BRL	Heating Oil/ RBOB	Jan-22	32.h.1	120,260	3,115	(1,813)	(130,773)
NDF	Firm commitments	BRL	USD	Jan-22	32.h.1	68,361	7,048	(1,346)	813
							533,642	(47,373)	(135,479)

Derivatives not designated as hedge accounting

Product	Hedged object	Contracted rates		Maturity	Notional amount[1]	Fair value[2] 12/31/2022		Gains (losses) 12/31/2022
		Assets	Liabilities		12/31/2022	Assets	Liabilities	Income statement
NDF	Firm commitments	USD	BRL	Jul-23	1,116,702	36,472	(54,067)	(440,359)
Interest rate swap	Financing	5.25%	1.36%	Jun-29	300,000	-	(308,821)	(266,445)
Foreign exchange swap	Financing	0.00%	52.99%	Jun-29	375,000	230,145	(9,174)	(85,474)
						266,617	(372,062)	(792,278)

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

Product	Hedged object	Contracted rates		Maturity	Notional amount[1]	Fair value 12/31/2021		Gains (losses) 12/31/2021
		Assets	Liabilities		12/31/2021	Assets	Liabilities	Income statement
NDF	Firm commitments	USD	BRL	Jun-22	625,762	26,516	(23,052)	54,743
Interest rate swap	Financing	5.25%	DI - 1.36%	Jun-29	300,000	-	(126,752)	(109,081)
Foreign exchange swap	Financing	2.67%	100.00%	May-21	-	-	-	17
						26,516	(149,804)	(54,321)

1 Currency as indicated.

2 Amounts, net of income tax.

h. Hedge accounting

The Company and its subsidiaries use derivative and non-derivative financial instruments for hedging purposes and test, throughout the duration of the hedge, their effectiveness, as well as the changes in their fair value.

The Company and its subsidiaries will not discontinue hedge accounting if the retrospective assessment of hedge effectiveness is not within the range of 80%-125% and the hedge relationship is subject to interest rate benchmark reforms. For hedge relationships that are not subject to interest rate benchmark reforms, the Company discontinues the hedge accounting if the retrospective effectiveness is not within the range of 80%-125%.

h.1 Fair value hedge

The Company and its subsidiaries designate as fair value hedges certain financial instruments used to offset the variations in interest and exchange rates, which are based on the market value of financing contracted in Brazilian Reais and U.S. dollars.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

The foreign exchange hedging instruments designated as fair value hedge are:

In thousands, except the DI %	12/31/2022	12/31/2021
Notional amount – US$	221,339	175,000
Result of hedging instruments - gain/(loss) - R$	(142,863)	21,812
Fair value adjustment of debt - R$	28,000	47,064
Financial result of the debt - R$	28,291	(105,059)
Average effective cost - DI %	107	104.90

Notional amount – EUR	9,709	-
Result of hedging instruments - gain/(loss) - R$	2,573	-
Fair value adjustment of debt - R$	(8)	-
Average effective cost - DI %	112	-
For further information, see Note 17.b.1

The interest rate hedging instruments designated as fair value hedge are:

In thousands, except the DI %	12/31/2022	12/31/2021
Notional amount – R$	3,226,054	2,226,054
Result of hedging instruments - gain/(loss) - R$	(143,762)	(17,922)
Fair value adjustment of debt - R$	(44,312)	166,374
Financial result of the debt - R$	(293,955)	(245,710)
Average effective cost - DI %	102.9	102.0

In thousands, except the DI %	12/31/2022	12/31/2021
Notional amount – R$	90,000	90,000
Result of hedging instruments - gain/(loss) - R$	(5,069)	(10,088)
Fair value adjustment of debt - R$	(486)	11,756
Financial result of the debt - R$	(6,330)	(5,914)
Average effective cost - DI %	99.9	99.9

The foreign exchange hedging instruments and commodities designated as fair value hedge are as described below and are concentrated in subsidiary IPP. The purpose of this relationship is to transform the cost of the imported product from fixed to variable until fuel blending, as occurs with the price adopted in its sales. IPP carries out these operations with over-the-counter derivatives that are designated in a hedge accounting relationship, as a fair value hedge in an amount equivalent to the inventories of imported product.

In thousands	12/31/2022	12/31/2021
Notional amount – US$	309,113	188,621
Result of hedging instruments - gain/(loss) - R$	(891,223)	(129,670)
Adjustment of inventory fair value – US$	34,126	(4,352)

For further information, see Note 17.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

h.2 Cash flow hedge

Until March 31, 2022, the Company and its subsidiaries had designated, as cash flow hedge for protection against variations arising from exchange rate changes, derivative financial instruments to hedge firm commitments and non-derivative financial instruments to hedge highly probable future transactions.

Since April 1, 2022, the exchange rate hedging instruments for highly probable future transactions designated as cash flow hedges, referring to notes in the foreign market, no longer impact the Company and its subsidiaries due to the sale of Oxiteno (totaling US$ 386,787 as of December 31, 2021), and a realized loss was recognized in the statement of income in the amount of R$ 506,375 as of December 31, 2022 (unrealized gain in the amount of R$ 7,880 as of December 31, 2021), net of deferred IRPJ and CSLL. The impacts and balances of cash flow hedge were recognized at Oxiteno, and presented as “Held for sale” and “Discontinued operations”.

h.3 Net investment hedge in foreign entities

Until March 31, 2022, the Company and its subsidiaries had designated, as net investment hedge in foreign entities, notes in the foreign market, for hedging net investment in foreign entities, to offset changes in exchange rates.

As of April 1, 2022, the balance of notes in the foreign market designated as net investment hedge in foreign entities, referring to part of the investments made in entities that have a functional currency other than the Brazilian Real, no longer impact the Company and its subsidiaries due to the sale of Oxiteno (totaling US$ 95,000 as of December 31, 2021), and a gain was recognized in “Other comprehensive income” in the amount of R$ 52,837 as of December 31, 2022 (loss of R$ 24,064 as of December 31, 2021), net of deferred IRPJ and CSLL. The effects of exchange rate variation on investments and notes in the foreign market were offset in equity. The impacts and balances of net investments hedge in foreign entities were recognized at Oxiteno, and presented as “Held for sale” and “Discontinued operations”.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

i. Classes and categories of financial instruments and their fair values

The fair values and the carrying amounts of the financial instruments, including foreign exchange and interest rate hedging instruments, are stated below:

		Carrying value			Fair value
December 31, 2022	Note	Measured at fair value through profit or loss	Measured at fair value through other comprehensive income	Measured at amortized cost	Level 1	Level 2	Level 3
Financial assets:
Cash and cash equivalents
Cash and banks	5.a	-	-	111,797	111,797	-	-
Fixed-income securities in local currency	5.a	-	-	5,204,766	5,204,766	-	-
Fixed-income securities in foreign currency	5.a	-	-	305,206	305,206	-	-
Financial investments							-
Fixed-income securities and funds in local currency	5.b	406,683	-	-	-	406,683	-
Fixed-income securities and funds in foreign currency	5.b	-	-	-	-	-	-
Foreign exchange, interest rate and commodity hedging instruments	5.b	556,510	-	-	-	556,510	-
Trade receivables	6.a	-	-	4,533,327	4,504,245	-	-
Reseller financing	6.b	-	-	1,234,634	1,234,613	-	-
Financial liabilities of customers	6.c	-	-	1,096,565	1,096,565	-	-
Total		963,193	-	12,486,295	12,457,192	963,193	-
Financial liabilities:
Financing	17.a	1,216,341	-	3,973,816	3,971,551	1,216,341	-
Debentures	17.a	3,575,195	-	2,460,698	-	5,949,028	-
Foreign exchange, interest rate and commodity hedging instruments	17.a	524,312	-	-	-	524,312	-
Trade payables	18.a	-	-	4,710,952	4,710,952	-	-
Trade payables – reverse factoring	18.b	-	-	2,666,894	2,666,894	-	-
Stock warrant – indemnification (1)	24	42,776	-	-	-	42,776	-
Financial liabilities of customers		450,586	-	-	450,586	-	-
Contingent consideration	34.a	89,640	-	-	-	-	89,640
Total		5,898,850	-	13,812,360	11,799,983	7,732,457	89,640

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

		Carrying value			Fair value
December 31, 2021	Note	Measured at fair value through profit or loss	Measured at fair value through other comprehensive income	Measured at amortized cost	Level 1	Level 2
Financial assets:
Cash and cash equivalents
Cash and banks	5.a	-	-	334,547	334,547	-
Fixed-income securities in local currency	5.a	-	1,943,164	-	-	1,943,164
Fixed-income securities in foreign currency	5.a	2,363	-	-	2,363	-
Fixed-income securities and funds in local currency	5.b	1,607,608	-	-	1,607,608	-
Fixed-income securities and funds in foreign currency	5.b	-	103,239	-	-	103,239
Foreign exchange, interest rate and commodity hedging instruments	5.b	472,552	-	-	-	472,552
Trade receivables	6.a	-	-	3,438,995	3,367,012	-
Reseller financing	6.b	-	-	998,034	992,359	-
Total		2,082,523	2,046,403	4,771,576	6,303,889	2,518,955
Financial liabilities:
Financing	17.a	1,011,374	-	8,082,323	8,380,088	1,011,374
Debentures	17.a	2,487,244	-	4,599,525	4,529,439	2,487,244
Leases payable	14	-	-	1,348,311	1,348,311	-
Foreign exchange, interest rate and commodity hedging instruments	17.a	197,177	-	-	-	197,177
Trade payables	18	-	-	5,727,724	5,727,724	-
Stock warrant – indemnification (1)	24	51,296	-	-	-	51,296
Total		3,747,091	-	19,757,883	19,985,562	3,747,091

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

The fair value of financial instruments, including foreign exchange and interest hedging instruments, was determined as described below:

●	The fair value of cash and banks are identical to their carrying values.
●	Financial investments in investment funds are valued at the fund unit value as of the date of the financial statements, which corresponds to their fair value.
●

Financial investments in CDBs (Bank Certificates of Deposit) and similar instruments offer daily liquidity through repurchase at the “yield curve” and the Company calculates their fair value through methodologies commonly used for mark to market.

●	The fair values of trade receivables and trade payables approximate their carrying amounts and the Company calculates their fair value through methodologies commonly used in the market.
●

The subscription warrants – indemnification were measured based on the share price of Ultrapar (UGPA3) as of the financial statements date and are adjusted to the Company’s dividend yield, since the exercise is only possible from 2020 onwards and they are not entitled to dividends until then. The number of shares of subscription warrants – indemnification was also adjusted according to the changes in the amounts of provision for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014 (see Note 24).

●	The fair value calculation of notes in the foreign market of Ultrapar International is based on the quoted price in an active market (see Note 17).

The fair value of other financial investments, hedging instruments, financing and leases payable was determined using calculation methodologies commonly used for mark-to-market reporting, which consist of calculating future cash flows associated with each instrument adopted and adjusting them to present value at the market rates as of the date of the financial statements. For some cases where there is no active market for the financial instrument, the Company and its subsidiaries can use quotes provided by the transaction counterparties.

The interpretation of market information on the choice of calculation methodologies for the fair value requires considerable judgment and estimates to obtain a value deemed appropriate to each situation. Consequently, the estimates presented do not necessary indicate the amounts that may be realizable.

Financial instruments were classified as financial assets or liabilities measured at amortized cost, except for (i) all exchange rate and interest rate hedging instruments, which are measured at fair value through profit or loss, financial investments classified as measured at fair value through profit or loss and financial investments that are classified as measured at fair value through other comprehensive income (see Note 5.b), (ii) loans and financing measured at fair value through profit or loss (see Note 17), (iii) guarantees to customers that have vendor arrangements (see Note 17), which are measured at fair value through profit or loss, and (iv) subscription warrants – indemnification, which are measured at fair value through profit or loss (see Note 24). Cash, banks, trade receivables and reseller financing are classified as financial assets measured at amortized cost. Trade payables and other payables are classified as financial liabilities measured at amortized cost.

The financial instruments are classified in the following categories:

(a) Level 1 – prices negotiated (without adjustment) in active markets for identical assets or liabilities;

(b) Level 2 – inputs other than prices negotiated in active markets included in Level 1 and observable for the asset or liability, either directly (as prices) or indirectly (derived from prices).

(c) Level 3 - inputs for assets or liabilities that are not based on observable market variables (unobservable inputs).

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

32 Commitments

a. Contracts

Subsidiary Ultracargo Logística has agreements with CODEBA, with Complexo Industrial Portuário Governador Eraldo Gueiros and with Empresa Maranhense de Administração Portuária, in connection with its port facilities in Aratu, Suape and Itaqui, respectively. Such agreements establish a minimum cargo movement, as shown below:

Port	Minimum movement per year	Maturity
Aratu (*)	900,000 ton.	2022
Suape	250,000 ton.	2027
Suape	400,000 ton.	2029
Aratu	465,403 ton.	2031
Itaqui	1,468,105 m3	2049

(*) Contract in renovation phase with the competent organ.

If the annual movement is less than the minimum contractual movement, the subsidiary is liable to pay the difference between the effective movement and the minimum contractual movement, based on the port tariff rates in effect on the date established for payment. As of December 31, 2022, these rates were R$ 8.71 and R$ 3.05 per ton for Aratu and Suape, respectively, and R$ 0.94 per m³ for Itaqui. According to contractual conditions and tolerances, as of December 31, 2022, there were no relevant pending issues regarding the minimum purchase limits of the contract.

b. Port area lease

On April 9, 2021, the Company, through its subsidiary Ultracargo Logística, won the auction for leasing the IQI13 area at the Itaqui port, State of Maranhão, for storage and handling of liquid bulk products, especially fuels. In the leased area, a new terminal will be built with a minimum installed capacity of 79 thousand cubic meters. The lease will have a minimum duration of 20 years according to the auction notice. For this capacity, investments of approximately R$ 310 million are estimated, including the amount related to the grant, to be disbursed in up to six years after signing of the contract on August 17, 2021.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

33 Business combinations

a. Stella GD Intermediação de Geração Distribuída de Energia Ltda

On October 1, 2022, by means of subsidiary Ultragaz Comercial Ltda., the Company acquired all shares of Stella GD Intermediação de Geração Distribuída de Energia Ltda. (“Stella”). The transaction qualifies as a business combination as defined in IFRS 3  – Business Combinations. This acquisition marks Ultragaz's entry into the electricity segment, in line with its strategy of expanding its offering of energy solutions to its customers, leveraging on its capillarity, commercial strength, the Ultragaz brand and its extensive base of industrial and residential customers.

Founded in 2019, Stella is a technology platform that connects renewable electric power generators and customers, in form of Distributed Generation. The company has a footprint in 12 States, has more than 11 thousand active customers and offered power of approximately 75 MWp (Mega-Watt peak).

The total amount paid for the company was R$ 63,000, with an initial payment of R$ 7,560. The remaining amount of the acquisition will be settled in 2027, subject to adjustments relating to Stella’s performance achievement conditions ("contingent consideration” or “earnout”).

The Company, based on applicable accounting standards, is determining the balance sheet as of the acquisition date, the fair value of assets and liabilities and, consequently, goodwill. The purchase price allocation (”PPA”) will be completed in 2023.

The Company, supported by an independent appraisal firm, estimated the provisional amounts for the purchase price allocation and determined the provisional goodwill in the amount of R$ 99,679, based on the amount already paid on the transaction date, and the estimated fair value relating to the future payment of earnout.

The earnout is determined based on contractual goals set for revenue and the accounting net cash flow to be achieved in the year ending December 31, 2026. The Company estimated the fair value of the earnout based on the discounted cash flow method and projections of earnings as estimated by Management.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

The table below summarizes the provisional balances of assets acquired and liabilities assumed on the acquisition date, subject to adjustment for purchase price allocation and goodwill determination:

Assets
Cash and cash equivalents	1,586
Receivables	17
Other receivables	119
Property, plant and equipment	515
Intangible assets	902
Goodwill based on expected future profitability	99,679
Liabilities
Trade payables	14
Salaries and related charges	217
Taxes payable	9
Other payables	5,378
Acquisition value	97,200

Comprised by
Cash	7,560
Contingent consideration to be settled	89,640
Total consideration	97,200

Net cash outflow resulting from the acquisition
Consideration in cash	7,560
Cash and cash equivalents acquired	(1,586)
Total	5,974

The contribution of the acquired company's results to the Company's results if the business combination had occurred on January 1, 2022 is considered immaterial, as well as the contribution to the Company's results since October 1, 2022.

Earnout sensitivity analysis

The following table shows information on how the fair value of the contingent consideration was determined considering the basic assumptions used to define earnout. The following sensitivity analyses as of December 31, 2022, as shown below, were determined based on possible changes of assumptions, keeping all other assumptions constant.

Goals	Changes in goals	Increase in liability	Changes in goals	Decrease in liabilities
Accounting net cash flow and net revenue	increase by 25.0 p.p.	33,146	decrease by 25.0 p.p.	26,940

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

34 Events after the reporting period

  Financings raised by the subsidiary Cia Ultragaz S.A.

On January 19, 2023, the subsidiary Companhia Ultragaz S.A. raised foreign financing  (without financial covenants) in the amount of JPY 12,564,392 (equivalent to R$ 500,000 at the time of the transaction), with financial charges of 1.3125% p.a. and maturity on March 19, 2025. The subsidiary contracted hedging instruments for the interest rate in Japanese yen and the exchange variation, changing financial charges to 109.40% of the DI.

On March 30, 2023, the subsidiary Companhia Ultragaz S.A. raised foreign financing  (without financial covenants)  in the amount of USD 100,000 (equivalent to R$ 508,040 at the time of the transaction), with financial charges of USD + 4.5815% p.a. and maturity on July 30, 2024. The subsidiary Companhia Ultragaz S.A. contracted hedging instruments for the interest rate in Dollars and the exchange variation, changing financial charges to 110.90% of the DI.

b.  Conclusion (“closing”) of an agreement for the acquisition of NEOgás by Ultragaz.

On November 21, 2022, Ultrapar through its subsidiary Companhia Ultragaz S.A (“Ultragaz”), signed an agreement for the acquisition of all shares of NEOgás do Brasil Gás Natural Comprimido S.A. ("NEOgás"). The transaction was closed on February 1, 2023 after the approval of Administrative Council for Economic Defense (CADE). The acquisition value is R$ 165 million, subject to customary working capital and net debt adjustments. This acquisition marks Ultragaz's entry into the compressed natural gas distribution segment and, in addition, NEOgás is an ideal platform to enable biomethane distribution opportunities. This transaction reinforces Ultragaz’s strategy of expanding its offering of energy solutions to its industrial customers, making use of its capillarity, commercial strength and brand.

c.  Brazilian Federal Supreme Court (“STF”)  decision of stare decisis on taxes paid

On February 8, 2023, the Brazilian Federal Supreme Court (“STF” or the “Court”) concluded its judgment on the effects of stare decisis on taxes paid on a continuous basis and declared that judicial decisions entered in decentralized constitutional control proceedings shall be immediately vacated when a new contrary judgment is entered by the Court in a direct constitutional control proceeding or in a proceeding with general repercussion. The STF’s decision also rejected to apply any modulation on the effects of its judgment and determined that any outstanding taxes shall be payable, provided that the applicable statutes of limitations are duly observed.

The Company and its subsidiaries assessed the impacts of said judgment and concluded that no relevant impact on the financial statements or use of proceeds in the relevant period shall result from said decision.

d.  Issuance of Extrafarma subscription bonus shares

On February 15, 2023, the Company’s Board of Directors confirmed the issuance of 31,211 common shares. Such issuance occurred within the limits of the authorized capital asset forth in Art. 6 of the Company's Bylaws and was made due to the partial exercise of the rights conferred by the subscription warrants (see Note 24) which were issued by the Company in connection with the acquisition of Extrafarma in 2014. As the date of this annual report, considering the issuance of such shares, the share capital of the Company is represented by 1,115,204,291 common shares, all of which are registered and with no par value.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2022 and 2021

Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

e.  Funding of a bank credit bill by Ipiranga

On March 30, 2023, Ipiranga raised a Bank Credit Bill (without financial covenants) in the amount of R$500 million, with financial charges of 109.40% of the DI and rate renegotiation in April 2024, with maturity on April 02, 2025.

f. Acquisition of 50% stake in Opla by Ultracargo

On April 19, 2023, Ultracargo signed an agreement for the acquisition of a 50% stake in Opla, held by Copersucar S.A. The value of the transaction is R$237.5 million, subject to customary working capital and net debt adjustments. As of the date of this annual report, the transaction was still subject to approval by the CADE.

Opla, which was founded in 2017, is the largest independent terminal of ethanol in Brazil. Located in Paulínia (state of São Paulo), it has an installed tank capacity of 180 thousand m3 and offers integrated storage and logistics solutions through railways, pipelines and road transportation. It is jointly controlled by BP Biofuels Brazil Investments Ltd. (“BP”) and Copersucar, both with 50% stake. With the approval of the acquisition, Ultracargo and BP will be co-controllers of Opla.

The acquisition of this stake in Opla marks Ultracargo's entry into the inland liquid bulk storage and logistics segment, integrated with port terminals, in line with its growth plan. Opla is a strategic asset in the ethanol and derivatives distribution chain, with high growth potential and value creation by opening the terminal to third parties and relevant productivity gains in the use of the asset.

