Form 20-F
period 2023-12-31
ULTRAPAR HOLDINGS INC
filed 2024-04-23
CIK 1094972

As filed with the Securities and Exchange Commission on April 23, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark one)

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

(Name, telephone, email and/or facsimile number and address of company contact person)

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

The number of outstanding shares of each class as of December 31, 2023.

Title of class	Number of shares outstanding
Common stock	1,089,501,667

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

1

INTRODUCTION

Ultrapar is a Brazilian company with 86 years of history, with its origins going back to 1937, when Ernesto Igel founded Ultragaz, a company which pioneered the distribution of LPG as cooking gas. Since then, Ultrapar has become one of the largest business groups in Brazil, with an outstanding position in the energy, mobility and logistics infrastructure segments.

Since 1999, Ultrapar’s shares are traded under an ADS Level III program on the New York Stock Exchange – NYSE, and on the São Paulo Stock Exchange – B3. Since 2011, the Company’s shares have been listed on B3’s Novo Mercado, the segment with the highest standards of corporate governance in Brazil.

As of December 31, 2023, Ultrapar owned three main companies:

  Ultragaz: pioneer company and leader in the distribution of LPG in Brazil, it is a reference in innovation in the sector and has been expanding its offer of energy solutions for its customers. It serves approximately 60 thousand business customers and more than 10 million households, through a network that already exceeds 6 thousand resellers, in a safe, efficient, and sustainable way.
  Ultracargo: the leading company in the sector of independent liquid bulk storage terminals in Brazil, it is present in the country’s inland and main ports with eight modern terminals to store and handle different products, such as fuels, biofuels, chemicals, corrosives and vegetable oils.
  Ipiranga: one of the largest fuels and lubricants distribution companies and one of the most valuable brands in Brazil, with a network of almost 6 thousand service stations, in addition to 1.5 thousand AmPm stores, the largest convenience store franchise in Brazil.

On December 31, 2021, our former wholly owned subsidiaries, Oxiteno and Extrafarma, were classified as assets and liabilities held for sale and discontinued operations, due to the signing of a share purchase agreement with Indorama in August 2021 and with Pague Menos in May 2021, respectively. The sales of Oxiteno and Extrafarma were closed on April 1, 2022 and on August 1, 2022, respectively, and, as a result, these companies are no longer part of Ultrapar’s business portfolio as of these dates. For more information on our continuing and discontinued operations, please see "Item 4.A. Information on the Company—History and development of the Company—A.1. Continuing operations” and “—A.2. Discontinued operations.”

2

GLOSSARY AND OTHER CONVENTIONS

References in this annual report to “Ultrapar”, “we”, “our”, “us” and “the Company” are to Ultrapar Participações S.A. and its consolidated subsidiaries (unless the context otherwise requires). In addition, all references in this annual report to:

  “2018 Shareholders’ Agreement” have the meaning given to such term in “Item 4.A. Information on the Company—History and development of the Company—Corporate events”;
  “2020 Shareholders’ Agreement” have the meaning given to such term in “Item 4.A. Information on the Company—History and development of the Company—Corporate events.” The 2020 Shareholders’ Agreement is incorporated by reference to Exhibit 2.9;
  “abastece aí” are to Ultrapar’s subsidiary that operates in the digital payment segment, combining the abastece aí app and the Km de Vantagens loyalty program;
  “ABD” are to Associação Brasileira de Downstream, the Brazilian downstream association;
  “ABF” are to Associação Brasileira de Franchising, the Brazilian franchising association;
  “ABTL” are to Associação Brasileira de Terminais de Líquidos, the Brazilian association of liquid bulk terminal operators;
  “ADSs” are to our American Depositary Shares, each representing one common share;
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
  “ANTAQ” are to Agência Nacional de Transportes Aquaviários, the Brazilian waterway transportation agency;
  “ANVISA” are to Agência Nacional de Vigilância Sanitária, the Brazilian health surveillance agency established by Federal Law No. 9,782/99 and regulated by Decree No. 3,029/99;
  “Arla 32” are to Agente Redutor Líquido Automotivo, an automotive liquid reducing agent;
  “B3” are to the B3 S.A.—Brasil, Bolsa, Balcão, the São Paulo Stock Exchange;
  “BP” are to BP Biofuels Brazil Investments Ltd.;
  “Braskem” are to Braskem S.A.;
  “Brazilian Corporate Law” are to Law No. 6,404 enacted in December 1976, as amended;
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
  “Chevron” are to Chevron Latin America Marketing LLC and Chevron Amazonas LLC;
  “CIDE” are to Contribuições de Intervenção no Domínio Econômico, a Brazilian tax contribution levied on the import and sale of gasoline, diesel, aviation kerosene, LPG, and others;
  “CNPE” are to Conselho Nacional de Política Energética, advisory body to the President of Brazil, created by Law No. 9,478/97, intended for the formulation of energy policies and guidelines;
  “Code” are to the U.S. Internal Revenue Code of 1986, as amended;
  “CODIF” are to Sistema de Controle do Diferimento do Imposto nas Operações, a system for tax deferral control in operations;
3

  “Commodity Exception” are to gains derived from “qualified active sales” of commodities and “qualified hedging transactions” involving commodities, within the meaning of the applicable U.S. Treasury regulations;
  “CONAMA” are to Conselho Nacional do Meio Ambiente, the Brazilian council of the environment;
  “ConectCar” are to ConectCar Soluções de Mobilidade Eletrônica S.A., a joint-venture initially formed by Ipiranga and OTP (Odebrecht Transport S.A.), which started its operations in 2012. In 2016, Redecard S.A. acquired OTP’s interest in ConectCar. In June 2021, Ultrapar entered into a share purchase agreement for the sale of its equity interest in ConectCar to a subsidiary of Porto Seguro S.A. The transaction was closed in October 2021. As a result, ConectCar is no longer part of Ultrapar’s business portfolio;
  “CONFAZ” are to Conselho Nacional de Política Fazendária, the national council for financial policy;
  “Conversion” are to the conversion of all preferred shares issued by the Company into common shares, at a ratio of 1 preferred share for 1 common share, as approved at the Extraordinary General Shareholders’ Meeting and the special preferred Shareholders’ Meeting, both held on June 28, 2011;
  “Copagaz” are to Copagaz Distribuidora de Gás S.A.;
  “Copersucar” are to Copersucar S.A.;
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
  “Extrafarma” are to Imifarma Produtos Farmacêuticos e Cosméticos S.A., a company that used to be a wholly-owned subsidiary of Ipiranga, which is wholly-owned by Ultrapar;
  “Extrafarma Transaction” are to the exchange of shares of Extrafarma for Ultrapar’s shares on January 31, 2014, as described in “Item 4.A. Information on the Company—History and development of the Company—A.2. Discontinued operations —Extrafarma;”
  “FGV” are to Fundação Getulio Vargas;
  “Fogás” are to Sociedade Fogás Ltda.;
  “Galena” are to Sociedade Anônima de Óleo Galena Signal, a former subsidiary of Chevron that, together with CBL, held Texaco;
  “GHG” are to greenhouse gas;
  “GRI” are to Global Reporting Initiative;
  “Hidrovias” are to Hidrovias do Brasil S.A, a logistics company that offers integrated solutions for waterway transportation, terminal operations, cabotage, and integration of transportation services;
  "I-RECs” are to International Renewable Energy Certificates;
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
  “Imaven” are to Imaven Imóveis Ltda.;
  “Indorama” are to Indorama Ventures PLC;
  “INPI” are to Instituto Nacional de Propriedade Industrial, the Brazilian institute of industrial property;
4

  “IPCA” are to Índice Nacional de Preços ao Consumidor Amplo, the extended national consumer price index calculated by IBGE;
  “Ipiranga” are to Ipiranga Produtos de Petróleo S.A., Ultrapar’s subsidiary that operates in the fuel distribution business and related activities;
  “Ipiranga Group” are to RPR, DPPI, CBPI, Ipiranga Química S.A. (“IQ”), Ipiranga Petroquímica S.A. (“IPQ”), Companhia Petroquímica do Sul S.A. (“Copesul”) and their respective subsidiaries prior to their sale to Ultrapar, Petrobras and Braskem;
  “IRS” are to U.S. Internal Revenue Service;
  “ISE B3” are to the Corporate Sustainability Index of B3;
  “Itaúsa” are to Itaúsa – Investimentos Itaú S.A.;
  “Km de Vantagens” are to Km de Vantagens loyalty program, part of abastece aí business;
  “Liquigás” are to Liquigás Distribuidora S.A.;
  “LPG” are to liquefied petroleum gas;
  “LTIF” are to Lost-time Injury Frequency. The LTIF rate is calculated by (the number of accidents with lost time x 1,000,000/ hours worked);
  “MSCI” are to MSCI Inc.;
  “Nacional Gás” are to Nacional Gás Butano Distribuidora Ltda.;
  “NEOgás” are to NEOgás do Brasil Gás Natural Comprimido S.A.;
  “Novo Mercado” are to Novo Mercado listing segment of B3;
  “NYSE” are to New York Stock Exchange;
  "Odfjell" are to Terminals Granel Química Ltda.;
  “Opla” are to Terminal de Combustíveis Paulinia S.A;
  “Oxiteno” are to Oxiteno S.A. – Indústria e Comércio, a company that used to be an Ultrapar’s wholly-owned subsidiary, and its subsidiaries that produce ethylene oxide and its principal derivatives, fatty alcohols and other specialty chemicals;
  “Pague Menos” are to Empreendimentos Pague Menos S.A.;
  “Parth” are to Parth do Brasil Participações Ltda., an investment company controlled by Mrs. Daisy Igel’s family and owner of 8% of Ultrapar’s total capital stock;
  “Pátria” are to Pátria Private Equity VI FIP Multiestratégia, an investment company and a shareholder of both Ultra S.A. and Ultrapar;
  “Petrobras” are to Petrobras – Petróleo Brasileiro S.A.;
  “Petrochemical Business” are to IQ, IPQ and IPQ’s stake in Copesul;
  “PFIC” are to Passive Foreign Investment Company;
  “PIS and COFINS” are to Programa de Integração Social (the Integration Program Taxes) and Contribuição para o Financiamento da Securidade Social (the Contribution for the Financing of Social Security Taxes), respectively;
  “PSE” are to Process Safety Event. The PSE rate is calculated by (the number of occurrences x 1,000,000/ hours worked);
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
  “SASB” are to Sustainability Accounting Standards Board;
  “SEC” are to the U.S. Securities and Exchange Commission;
  “Securities Act” are to the U.S. Securities Act of 1933, as amended;
  “Selic” are to the Brazilian base interest rate;
5

  “Shell” are to Shell International Petroleum Company Limited, a subsidiary of Royal Dutch Shell;
  “SIGA+” are to Ipiranga’s management system applied to health, safety, environment, quality and social responsibility;
  “Sindicom” are to Sindicato Nacional das Empresas Distribuidoras de Combustíveis e de Lubrificantes, the Brazilian association of fuel distributors;
  “Stella” are to Stella GD Intermediação de Geração Distribuída de Energia Ltda.;
  “Sindigás” are to Sindicato Nacional das Empresas Distribuidoras de Gás Liquefeito de Petróleo, the Brazilian association of LPG distributors;
  “SPE” are to Sociedade de Propósito Específico, a special purpose vehicle;
  “STF” are to Supremo Tribunal Federal, the Brazilian federal supreme court;
  “SUDENE” are to Superintendência do Desenvolvimento do Nordeste, the development agency of the Northeast of Brazil;
  “Supergasbrás” are to Supergasbrás Energia Ltda.;
  “TEAS” are to Terminal Exportador de Álcool de Santos Ltda., a company acquired by Ultracargo in March 2018;
  “TCFD” are to Task Force on Climate-Related Financial Disclosures;
  “Temmar” are to Terminal Marítimo do Maranhão S.A., a company acquired by Ultracargo in 2012 and merged into Ultracargo Logística in 2013;
  “Texaco” are to the Texaco-branded fuel marketing business in Brazil, previously carried-out by CBL and Galena, companies that were acquired by Ipiranga in 2009;
  “TJLP” are to Taxa de Juros de Longo Prazo, Brazilian long-term interest rate;
  “TPV” are to total payment volume, which represents the total amount of transactions carried out through abastece aí in Reais;
  “TRR” are to Transportador Revendedor Retalhista, specialized resellers in the fuel distribution;
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
  “Ultracargo Logística” are to Ultracargo Logística S.A., Ultracargo’s subsidiary that operates in the liquid bulk storage segment, formerly named Terminal Químico de Aratu S.A. – Tequimar;
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
  “Vibra” are to Vibra Energia S.A.;
  “Vopak” are to Vopak Brasil S.A.
6

PRESENTATION OF FINANCIAL INFORMATION

Our audited consolidated financial statements included in Item 18 were prepared in accordance with IFRS as issued by the IASB, and include our consolidated statement of financial position as of December 31, 2023 and 2022 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows – indirect method for the years ended December 31, 2023, 2022 and 2021, as well as notes thereto (the “Consolidated Financial Statements”).

There are no standards, amendments and interpretations to IFRS issued by IASB which are effective and could have a material impact in the financial statements for the periods ended on December 31, 2023 and 2022 that have not been adopted by the Company.

The financial information presented in this annual report should be read in conjunction with our Consolidated Financial Statements.

Segment information for our businesses is presented on an unconsolidated basis. See Note 25 to our Consolidated Financial Statements for further information on segment information. Consequently, intercompany transactions have not been eliminated in segment information, and such information may differ from consolidated financial information provided elsewhere in this annual report. See “Item 7.B. Major shareholders and related party transactions—Related party transactions” for more information on intercompany transactions.

On December 31, 2021, our former wholly owned subsidiaries, Oxiteno and Extrafarma, were classified as assets and liabilities held for sale and discontinued operations, due to the signing of a share purchase agreement with Indorama in August 2021 and with Pague Menos in May 2021, respectively. The sales of Oxiteno and Extrafarma were closed on April 1, 2022 and on August 1, 2022, respectively, and, as a result, these companies are no longer part of Ultrapar’s business portfolio as of these dates. In 2022, Ultrapar has ceased to present abastece aí as a separate segment, due to the small relevance of this business relative to the overall results of the Company.

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

Financial information in U.S. Dollars

Solely for the convenience of the reader, we have translated some amounts included in this annual report from Reais into U.S. dollars using the commercial selling rate as reported by the Central Bank on December 31, 2023 of R$4.84 to US$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. Such translations should not be construed as representations that the Real amounts represent or have been or could be converted into U.S. dollars as of that or any other date.

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

The risks and uncertainties described above include, but are not limited to:

  General business, economic and political conditions, including the price of crude oil and other commodities, refining margins and prevailing foreign exchange rates and the effect of such conditions on the economy of Brazil;
  The political environment in Brazil;
  Risks beyond our control, including geopolitical crises, natural disasters, epidemics or pandemics, cyber-attacks, acts of terrorism or other catastrophic events, including the economic, financial and business impacts of such events;
  Uncertainty regarding the ongoing hostility between Russia and Ukraine, challenges related to the conflict between Israel and Hamas, and the related impact on global macroeconomic conditions as a result of such conflicts;
  Competition;
  Ability to deliver products on a timely basis;
  Ability to anticipate trends in the LPG, fuels and logistics sectors, including changes in capacity and industry price movements;
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

C.     Reasons for the offer and use of proceeds

Not applicable.

D.     Risk factors

Investing in our shares and ADSs involves a high degree of risk. Potential investors should carefully consider the risks described below and the other information contained in this annual report when evaluating an investment in our shares or ADSs. Our businesses, results of operations, cash flow, liquidity and financial condition could be materially harmed if any of these risks materializes and, as a result, the trading price of the shares or the ADSs could decline and investors could lose a substantial part or even all their investment.

We have included information in these risk factors concerning Brazil based on information that is publicly available. Other risks that we do not presently know about or deem as immaterial could also cause adverse effects on our businesses, operations, financial condition and results of operations.

9

Summary of risk factors

Risks relating to Ultrapar and its industries

  Petrobras is the main supplier of LPG and oil-based fuels in Brazil. Fuel and LPG distributors in Brazil, including Ipiranga and Ultragaz, have formal contracts with Petrobras for the supply of oil-derivatives. Any material delay or interruption in the supply of LPG or oil-based fuels from Petrobras would immediately affect Ultragaz’s or Ipiranga’s ability to provide LPG and oil-based fuels to their customers. In addition, Petrobras’ current pricing policy may have an adverse effect in our businesses;
  Intense competition is generally inherent to distribution markets, including the LPG and the fuel distribution markets, and may affect our operating margins. LPG and oil-based fuels also compete with alternative sources of energy, and are expected to compete with alternative sources of energy that may be developed in the future, which may adversely affect the markets in which we operate;
  Anticompetitive practices in the fuel distribution sector may distort market prices;
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
  Our businesses may be materially and adversely affected by the outbreak of communicable diseases, other epidemics or pandemics;
  We are subject to extensive federal and state legislation and regulation by governmental agencies responsible for implementing environmental and health laws and policies in Brazil;
  Our businesses, financial condition and results of operations may be materially and adversely affected by a general economic downturn and by instability and volatility in the financial markets, including as a result of the conflict between Ukraine and Russia and the conflict involving Hamas and Israel;
  Our insurance coverage may be insufficient to cover losses that we might incur;
  The taxation system in Brazil may undergo significant changes, including as a result of the upcoming tax reform bill, potentially leading to material changes in taxation of our products and services that could adversely affect our results of operations and financial condition;
  The suspension, cancellation or non-renewal of certain tax benefits may adversely affect our results of operations;
10

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
  Information technology failures, including those that affect the privacy and security of personal data, as a result of cyber-attacks or other causes, could adversely affect our businesses and the market price of our shares and ADSs; and
  The production, storage and transportation of fuels, LPG, chemicals, corrosives and other liquid or gaseous bulk products are inherently hazardous.

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
  We may be adversely affected by the imposition and enforcement of more stringent environmental laws and regulations, including as a result of rising climate change concerns, that may result in increased costs of operation and compliance, as well as a decrease in demand for our products; and
  Floods, storms, windstorms, rise in sea levels and other climate change events could bring harm to our facilities, thus affecting our financial position and results of our operations.
11

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

Risks relating to Ultrapar and its industries

Petrobras is the main supplier of LPG and oil-based fuels in Brazil. Fuel and LPG distributors in Brazil, including Ipiranga and Ultragaz, have formal contracts with Petrobras for the supply of oil-derivatives. Any material delay or interruption in the supply of LPG or oil-based fuels from Petrobras would immediately affect Ultragaz’s or Ipiranga’s ability to provide LPG and oil-based fuels to their customers. In addition, Petrobras’ current pricing policy may have an adverse effect in our businesses.

Prior to 1995, Petrobras held a constitutional monopoly for producing and importing petroleum products in Brazil. Although this constitutional monopoly was formally terminated pursuant to an amendment to the Brazilian constitution enacted in 1995, Petrobras effectively remains the main provider of LPG and oil-based fuels in Brazil. In 2023, 83% of all the LPG purchased by Ultragaz was supplied by Petrobras and 17% was supplied by other companies. With respect to fuel distribution, Petrobras also supplied the majority of Ipiranga and other distributors’ oil-based fuel requirements in 2023, supplying 76% of all diesel and 74% of all gasoline in the market, according to ANP data.

Significant interruptions or delays of LPG and oil-based fuel supply from Petrobras could occur in the future. Any interruption in the supply of LPG or oil-based fuels from Petrobras would immediately affect Ultragaz or Ipiranga’s respective ability to provide LPG or oil-based fuels to its customers, and material delays in the supply could also impact our operations.

Additionally, Petrobras announced in 2021 that it would cease to guarantee the supply of fuels to the Brazilian market and informed distributors that a portion of their fuel purchase orders would not be fully met. As a result, fuel distribution companies, including Ipiranga, have been required to purchase part of their fuels needs from other local refineries or in the international market.

In May 2023, Petrobras announced a new commercial strategy for setting diesel and gasoline prices, thus replacing its pricing policy in which the import parity prices were the sole reference for selling fuels to distributors in the Brazilian market. The new pricing model not only considers the international market dynamics, but also takes into account national pricing references such as the customer alternative cost and the marginal value for Petrobras. If the prices at which these products are imported or bought from other companies are materially different from those charged by Petrobras, the fuel market supply dynamics could be materially affected, thus, our operating margins, market share, financial condition and results of our operations may be adversely affected. Moreover, if we are not able to obtain an adequate volume of LPG or oil-based fuels at competitive prices or pass on the increase in costs to our customers, our operating margins, market share, financial condition and results of our operations may be adversely affected.

Intense competition is generally inherent to distribution markets, including the LPG and the fuel distribution markets, and may affect our operating margins. LPG and oil-based fuels also compete with alternative sources of energy, and are expected to compete with alternative sources of energy that may be developed in the future, which may adversely affect the markets in which we operate.

The Brazilian LPG market is very competitive in all segments — residential, commercial, and industrial. Intense competition in the LPG distribution market could lead to lower sales volumes, lower selling prices and increased marketing expenses, which may have a material adverse effect on our operating margins. See “Item 4.B. Information on the Company—Business overview——Industry and regulatory overview—A. Distribution of LPG—Ultragaz—Competition.”

LPG competes with alternative sources of energy, such as natural gas, wood, diesel, fuel oil and electricity. Natural gas is currently the main source of energy that we compete with, mainly for large industrial consumers. Changes in relative prices, investments in natural gas infrastructure grid or the development of alternative sources of energy in the future may adversely affect the LPG market and consequently our business, financial results, and results of operations.

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

Moreover, oil-based fuels face competition from a variety of renewable alternatives, such as biofuels and electric vehicles. The share of renewable energy sources in the global energy matrix is steadily increasing and a growing number of countries, including Brazil, are discussing and adopting public policies to encourage the marketing of these fuels. We are unable to foresee the timing and pace or even which renewable sources of energy will be developed or adopted, and may not be able to timely adapt our business model or remain competitive with them, which could impact our financial condition and results of operations.

Anticompetitive practices in the fuel distribution sector may distort market prices.

In the recent past, anticompetitive practices have been one of the main problems affecting fuel distributors in Brazil, including Ipiranga. Generally, these practices have involved a combination of tax evasion and fuel adulteration, such as the dilution of gasoline by mixing solvents, adding anhydrous ethanol in an amount greater than that permitted by applicable law, or adding biodiesel in an amount smaller than that required by applicable law.

Taxes constitute a significant portion of the cost of fuels sold in Brazil. For this reason, tax evasion by some fuel distributors has been prevalent, allowing them to lower the prices they charge compared to large distributors, such as Ipiranga. As the final prices for the products sold by distributors, including Ipiranga, are calculated based on, among other factors, the amount of taxes levied on the purchase and sale of these fuels, anticompetitive practices such as tax evasion may reduce Ipiranga’s sales volume and could have a material adverse effect on our operating margins. Should there be any increase in the taxes levied on fuels, tax evasion may increase, resulting in a greater distortion of the prices of fuels sold and further adversely affecting our results of operations.

Furthermore, the fuel distribution sector has been under scrutiny by Brazilian authorities, including CADE and public prosecutors, as there have been allegations of cartels involving price arrangements and certain other antitrust practices within the sector. The outcome of these ongoing investigations and administrative and judicial proceedings may have an adverse impact on the Company’s businesses and results. For example, as of December 31, 2023, Ipiranga had two administrative proceedings filed by CADE, both of which were classified by outside legal counsel to have a remote risk of loss.

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
  Social and economic conflicts, terrorist events and wars, such as the ongoing conflict between Russia and Ukraine and the conflict involving Hamas and Israel;
  Epidemics and pandemics;
  Environmental matters (including environmental licensing processes or environmental incidents, contamination, and others);
  Labor difficulties (including work stoppages, strikes and other events); and
  Disruptions in our means of transportation, affecting the supply of our products.
13

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

Our success depends, in part, on the efforts and skills of our senior management and key personnel. The loss or failure to retain one or more of our key personnel could adversely affect our businesses. Our success also depends, in part, on our continuous ability to identify, hire, attract, train, develop and retain other highly qualified employees. Competition for these employees can be intense and we may not be able to attract and retain them. If we are unable to attract or retain qualified professionals to manage and expand our operations, we may not be able to conduct our businesses and, as a result, our operating and financial results may be adversely affected.

Our level of indebtedness may require us to use a significant portion of our cash flow to service such indebtedness.

As of December 31, 2023, our consolidated Gross Debt was R$11,768.0 million and our net cash provided by operating activities from continuing operations totaled R$3,849.8 million. The level and composition of our indebtedness could have significant consequences for us, including requiring a portion of our cash flow from operations to be committed to the payment of principal and interest on our indebtedness, thereby reducing the available cash to finance our working capital and investment in growth opportunities. In addition, any increase in our level of indebtedness or leverage could negatively impact our credit rating, making it more difficult to refinance our indebtedness in the future.

Higher LPG, fuels and other raw material costs could increase cost of products sold and decrease gross margin, adversely affecting our total operating result. Our exposure to cost volatility and other events related to these products could have a material adverse effect on our businesses, financial condition, and results of operations.

LPG, fuels and the main raw materials used in the distribution of our main products are subject to substantial price fluctuations. Such fluctuations could have a material adverse effect on our businesses, financial condition, and results of operations. The prices of LPG, fuels and other raw materials are influenced by several factors over which we have little or no control, including, but not limited to weather, agricultural production, international and national political and economic conditions, transportation and processing costs, regulations and government policies, and the relationship between world supply and demand. In addition, we may not be able to pass through to our customers, in due course, increases in LPG, fuels and other raw material costs and other operating costs related to the distribution of our products, which could decrease our profit margin and cause a material adverse effect in our activities, financial condition, and operating results.

Our businesses may be materially and adversely affected by the outbreak of communicable diseases, other epidemics or pandemics.

Historically, some regional or global epidemics and outbreaks, such as the one caused by the Zika virus, the one caused by the Ebola virus, the H5N5 virus (popularly known as avian flu), the foot-and-mouth disease, the H1N1 virus (influenza A, popularly known as swine flu), the Middle East Respiratory Syndrome (MERS), the Severe Acute Respiratory Syndrome (SARS) and the coronavirus (COVID-19) have affected certain sectors of the economy in countries where these diseases have spread. Policies designed to prevent or delay the spread of such communicable diseases, such as the restriction on circulation of people and/or the operations of certain sectors of the economy, might negatively affect business and economic sentiment, causing significant volatility in global capital and commodity markets and thus affecting the outlook of the economy of Brazil and other countries, directly impacting our businesses, operations and financial condition.

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

In our operations, water is mainly used in emergencies involving fires. Our operations also generate waste, such as contaminated waste, civil construction waste, and others. Finally, soil and water contamination can occur due to leaks from products stored and transported by our businesses. The occurrence of such events could result in fines, loss of operating licenses and reputational harm, consequently affecting our results and financial position.

Our businesses, financial condition and results of operations may be materially and adversely affected by a general economic downturn and by instability and volatility in the financial markets, including as a result of the conflict between Ukraine and Russia and the conflict involving Hamas and Israel.

The turmoil of the global financial markets and the scarcity of credit in the past led to lack of consumer confidence, increased market volatility and widespread reduction of business activity. An economic downturn could materially and adversely affect the liquidity, businesses and/or financial conditions of our customers, which could in turn result in decreased demand for our products, increased delinquencies in our accounts receivable and limited liquidity of our shares and ADSs.

Global markets have recently experienced volatility and disruption following the escalation of geopolitical tensions, the start of a military conflict between Russia and Ukraine and the armed conflict involving Hamas and Israel. Any hostilities, terrorist activities, political instability or violence as a result of these conflicts could lead to market disruptions, sanctions and volatility, which, depending on the scale the conflicts take, could adversely affect our businesses and results of operations.

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

The taxation system in Brazil may undergo significant changes, including as a result of the upcoming tax reform bill, potentially leading to material changes in taxation of our products and services that could adversely affect our results of operations and financial condition.

Taxation in Brazil is complex, with a myriad of regulations, exemptions, and amendments, that make it challenging for businesses to navigate and anticipate their tax obligations.

Even though the Brazilian tax reform bill is expected to result in positive changes in the taxation system of the country, it also introduces significant risks while it is not fully in force. As the reform aims to consolidate and modify existing federal, state, and municipal tax regimes and structures, it introduces uncertainties that may significantly impact our results of operations and financial condition.

The reform may lead to changes in tax rates for fuels and LPG. Any increase in tax rates could elevate the cost of goods sold, thereby reducing profitability if we could not timely pass these adjustments on to consumers. On the other hand, a decrease in tax rates might positively impact margins, but could also lead to intensified competition as other market players might adjust their own pricing strategies.

We also expect significant resources and time would be required to ensure compliance with the new tax regulations, thus increasing compliance costs arising from the need for additional staff training, IT system updates, and engagement with tax advisors. Failure to comply with the revised tax regulations could also result in penalties, fines, or legal actions, further impacting our financial condition.

The suspension, cancellation or non-renewal of certain tax benefits may adversely affect our results of operations.

Currently, we are entitled to tax benefits providing for income tax reduction for our activities in the Northeast region of Brazil, subject to certain conditions. Conversely, if the corresponding tax authorities understand that we have not complied with any of the tax benefit requirements or if the current tax programs from which we benefit are modified, suspended, canceled, not renewed or renewed under terms that are substantially less favorable than expected, we may become liable for the payment of related taxes at the full tax rates and our results of operations may be adversely affected. Income tax exemptions amounted to R$109.0 million, R$93.4 million and R$47.1 million for the years ended December 31, 2023, 2022 and 2021, respectively. See “Item 4.B. Information on the Company—Business overview—Industry and regulatory overview—A. Distribution of LPG—Ultragaz—Income tax exemption status” and “Item 4.B. Information on the Company—Business overview—Industry and regulatory overview—B. Storage services for liquid bulk —Ultracargo—Income tax exemption status.”

No single shareholder or group of shareholders holds more than 50% of our capital stock, which may increase the opportunity for alliances between shareholders and other events that may occur as a result thereof.

In the event a controlling group is formed and decides to exercise its influence over our Company, we may be subject to unexpected changes in our corporate governance and strategies, including the replacement of key executive officers and board members. Any unexpected change in our management team, business policy or strategy, any dispute between our shareholders, or any attempt to acquire control of our Company may have an adverse impact on us. The term of office of our current Board of Directors, the members of which were elected at the Annual and Extraordinary General Shareholders’ Meeting held on April 19, 2023, will expire in the Annual General Shareholders’ Meeting to be held in 2025. Consequently, a new composition of the Board of Directors might be elected by our shareholders.

As a result of acquisitions, Ultrapar has assumed and may assume in the future certain liabilities related to the businesses acquired or to be acquired. Additionally, Ultrapar has assumed and may assume certain risks associated with acquisitions and divestments, including regulatory risks.

Ultrapar is subject to risks relating to acquisitions and divestments that it enters into from time to time. Such risks include the assumption of liabilities of an acquired business or a refusal by the relevant regulatory bodies, including CADE, to approve the relevant transaction.

Ultrapar may acquire new businesses in the future and, as a result, it may be subject to additional liabilities, obligations and risks. See “Item 4.A. Information on the Company—History and development of the Company” for more information in connection with these acquisitions. These liabilities may cause Ultrapar to be required to make payments (including indemnifications and payments in respect of future claims in judicial and arbitral proceedings), incur charges or take other actions that may adversely affect our financial position, results of operations and the price of our shares.

For example, the sale of Oxiteno to Indorama was closed on April 1, 2022, and the sale of Extrafarma to Pague Menos was closed on August 1, 2022. Thus, these two companies ceased to be consolidated as subsidiaries of Ultrapar, and we no longer control their management or operations. However, under the applicable sale agreements, we will remain liable for certain previously existing financial obligations, legal liabilities or other known and unknown contingent liabilities or risks associated with Oxiteno and Extrafarma that may, if materialized, adversely affect our businesses, operations and/or results. In addition, as of December 31, 2023, the payment installment due by Pague Menos amounted to R$182.7 million, as adjusted by DI + 0.5% p.a. since August 1, 2022, to be paid on August 1, 2024. If Pague Menos fails to make this payment, we would be adversely affected. As of December 31, 2023, payment installments due by Indorama amounted to US$150.0 million, which were settled on April 1, 2024.

Our management is unable to predict whether and when any new acquisitions or strategic alliances will occur or the likelihood that any particular transaction will be completed on favorable terms and conditions. Our ability to expand our business through acquisitions or alliances depends on many factors, including its ability to identify acquisition opportunities or access capital markets on acceptable terms. Even if we are able to identify opportunities and obtain the resources necessary to do so, financing these acquisitions could result in an overcommitment on our part. Acquisitions, particularly those involving sizeable enterprises, may bring managerial and operational challenges, including the diversion of management’s attention from existing operations and difficulties in integrating operations and personnel. Any material failure by us in integrating new businesses or in managing any new alliances may adversely affect our business and financial performance.

On March 24, 2024, the Company signed, through a subsidiary, a share purchase and sale instrument for the acquisition of 128,369,488 shares of Hidrovias. The closing of the transaction is subject to certain conditions precedent, including the approval of CADE. We may not be successful in obtaining required approvals on a timely basis or at all. For more information, see “Item 4.A. Information on the Company—History and development of the Company—Recent developments.”

The founding family and part of our senior management, through their ownership interest in Ultra S.A. and Parth, own a significant portion of our shares and may influence the management, direction and policies of Ultrapar, including the outcome of any matter submitted to the vote of shareholders.

Although there is no controlling shareholder of Ultrapar, the founding family and part of our senior management, through their ownership interest in Ultra S.A. and Parth, beneficially own a significative portion of our outstanding common stock. On August 18, 2020, Ultra S.A. and Parth entered into the 2020 Shareholders’ Agreement to include Pátria in its capacity as Ultra S.A.’s shareholder then holding a 20% stake in Ultra S.A.’s capital stock. On September 28, 2021, Ultra S.A. informed the Company that Mr. Marcos Marinho Lutz, Vice-Chairman of the Board of Directors and Chief Executive Officer of Ultrapar, had become a shareholder of Ultra S.A., holding 2.4% of its capital stock, and also had become a consenting intervening party of the 2020 Shareholders’ Agreement. A total of 35.5% of the Company’s capital stock is bound by the 2020 Shareholder’s Agreement as of December 31, 2023. Accordingly, these shareholders, acting together through Ultra S.A. and Parth, may exercise significant influence over all matters requiring shareholder approval, including the election of our directors. See “Item 4.A. Information on the Company—History and development of the Company”, “Item 7.A. Major shareholders and related party transactions—Major shareholders—Shareholders’ Agreements” and “Exhibit 2.9—Shareholders’ Agreement dated August 18, 2020.”

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

The Company’s subsidiaries are in a constant process of obtaining or renewing the required permits to operate. Our subsidiaries must obtain and maintain such licenses and permits from different public bodies for the continuity of their activities. If the Company’s subsidiaries are unable to obtain or renew all licenses and permits necessary to conduct their businesses and operations, the absence of such licenses could materially and adversely affect the Company’s businesses, financial condition, and results of operations.

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

In addition, our management is responsible for establishing and maintaining adequate internal controls over financial reporting as defined under the Exchange Act. During our assessment of our internal controls over financial reporting as of December 31, 2023, we identified a material weakness. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. For more information, see “Item 15. Controls and Procedures”. If our efforts to remedy any identified inconsistencies and/or weaknesses are not sufficient, we could continue to experience material weaknesses in our internal controls in future periods which could result in a material misstatement in our consolidated financial statements.

Information technology failures, including those that affect the privacy and security of personal data, as a result of cyber-attacks or other causes, could adversely affect our businesses and the market price of our shares and ADSs.

We increasingly rely on information technology systems to process, transmit, and store electronic information. A significant portion of the communication between our personnel, customers, and suppliers depends on information technology. In addition, our billing systems relies heavily on technology infrastructure. As with all large systems, our information systems may be vulnerable to a variety of interruptions, due to events beyond our control including, but not limited to, natural disasters, telecommunications failures, computer viruses, hacker attacks, human errors or other security issues.

We depend on information technology to enable us to operate efficiently and interface with customers, as well as to maintain in-house management and control. We also collect and store personal information that customers provide to purchase products or services.

In addition, the concentration of processes in shared services centers means that any technology disruption could impact a large portion of our businesses within the regions we serve. Any transition of processes to, from or within shared services centers, as well as other transformational projects, could lead to businesses’ disruptions. If we do not allocate and effectively manage the resources necessary to build and sustain a proper technology infrastructure, we could be subject to transaction errors, processing inefficiencies, loss of customers, operations disruptions, or the loss of or damage to intellectual property caused by security breaches. As with all information technology systems, our system could also be breached by outside parties with the purpose of extracting information, corrupting information, or disrupting businesses’ processes.

In Brazil, we are subject to laws and regulations regarding data protection and privacy, including Brazilian Law No. 13,709/18 (Brazilian General Data Protection Law) or LGPD, which came into force on September 18, 2020. Inspired by the General Data Protection Regulation of the European Union, LGPD sets forth a comprehensive set of rules on how companies, organizations and public authorities should collect, use, process and store personal data when carrying out their activities.

LGPD sets out a legal framework for the processing of personal data and provides for the rights of data holders, the legal bases applicable to the protection of personal data, the requirements for obtaining consent, the obligations and requirements related to data breaches, requirements for international data transfers, among others. LGPD also created the Autoridade Nacional de Proteção de Dados (National Data Protection Authority), or ANPD, responsible for enforcing the law. Most provisions of the LGPD entered into effect on September 18, 2020, while the provisions relating to administrative sanctions came into effect on August 1, 2021. On October 29, 2021, the Regulation on Supervision and Sanctioning Procedures approved by the ANPD was published, which governs, among other things, how the administrative sanctions provided for in the LGPD should be applied.

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

Furthermore, due to the lack of effective controls and procedures in the process of monitoring activities carried out by Company personnel with restrictive access to and authority over our IT systems management and controls operations, which could have affected the source data and logic of certain reports that were used to execute automated and manual controls, which depend on information generated by such IT applications, our management has identified a control deficiency that represents a material weakness in our internal control over financial reporting as of December 31, 2023. For more information, see “Item 15. Controls and Procedures”.

As of the date of this annual report, the Company does not carry insurance against cyber incidents. Therefore, similar interruptions, data breaches or any noncompliance with LGPD could have an adverse effect on our businesses, reputation, results of operations, cash flows or financial condition, or result in proceedings or actions against us, including the imposition of fines.

The production, storage and transportation of fuels, LPG, chemicals, corrosives and other liquid or gaseous bulk products are inherently hazardous.

The operations performed by Ultrapar’s businesses involve safety and other operational risks, including the handling, production, storage and transportation of highly flammable, explosive and toxic materials. These risks can result in bodily injury or death, damage to or destruction of facilities or equipment, and environmental damage. A sufficiently large accident at one of the service stations or storage facilities could force temporary suspension of activities at the site, resulting in significant remediation costs, lost revenues, and contingent liabilities. In addition, insurance coverage may not be available in a timely manner or may be insufficient to cover all losses or any loss at all. Equipment breakdowns, natural disasters and delays in obtaining imported products or spare parts or equipment could also affect the production process and, consequently, the results of operations and our reputation.

Risks relating to Brazil

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian political and economic conditions, including ongoing political instability and perceptions of these conditions in the international markets, could adversely affect our businesses and the market price of our shares and ADSs.

The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes substantial changes in policy and regulations. The Brazilian government’s actions to influence the course of Brazil’s economy, control inflation and to implement other policies and regulations have involved increases in interest rates, changes in tax policies, price and wage controls, currency devaluations, capital controls, fiscal adjustments, and limits on imports and exports, among other measures. Our businesses, financial condition and results of operations may be adversely affected by changes in policy or regulations involving or affecting tariffs, exchange controls and other matters, as well as factors such as:

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
19

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

Furthermore, in recent years some of Brazil’s leading politicians were targets of inquiries involving corruption, misconduct of public management, as well as the potential misuse of government funds. The potential outcome of these and other inquiries, as well as potential new inquiries involving Brazilian politicians that may arise are uncertain, but they had, and still may have a negative impact on the general perception of the Brazilian economy and consequently have adversely affected and may continue to affect our businesses, financial condition, and results of operations, as well as the market price of our common shares.

Ultimately, we cannot predict the scope, nature and impact of any policy changes or reforms (or reversals thereof) that the government will implement, which could result in further political and economic instability and negatively impact the regulatory framework in which we operate, which in turn could adversely affect our businesses, financial condition and operating results.

In addition, there is no guarantee that the president will be successful in executing his campaign promises or passing certain reforms fully or at all. Likewise, we cannot predict how the president’s administration may impact the overall stability, growth prospects and economic and political health of the country. A failure by the Brazilian government to implement reforms may result in diminished confidence in the Brazilian government’s budgetary condition and fiscal stance, which could result in downgrades of Brazil’s sovereign foreign credit rating by credit rating agencies and the rise of risk premium, negatively impacting Brazil’s economy, and leading to further depreciation of the Real and an increase in inflation and interest rates, adversely affecting our businesses, financial condition and results of operations.

Inflation and certain governmental measures to curb inflation may contribute significantly to economic uncertainty in Brazil and could harm our businesses and the market value of the ADSs and our shares.

Brazil has experienced significantly high rates of inflation in the past, while the Brazilian economy has been characterized by frequent and occasionally extensive interventions by the Brazilian government. The Brazilian government’s past measures to control inflation included maintaining a tight monetary policy with high interest rates, wage and price controls, exchange controls, restrictions on imports, and others. High inflation, actions to combat inflation and public speculation about possible future measures has led and may lead to significant negative impacts on the Brazilian economy and heightened volatility in the securities markets. According to the IGP-M, an inflation index, the Brazilian general price inflation rate was -3.2% in 2023, 5.5% in 2022 and 17.8% in 2021. According to the IPCA, an inflation index to which the Brazilian government’s inflation targets are linked, inflation in Brazil was 4.6% in 2023, 5.8% in 2022 and 10.1% in 2021. Brazil may experience high levels of inflation in the future.

Since our operating expenses are substantially in Reais, any inflationary pressure could materially affect our operating margins. Furthermore, high inflation or higher interest rates could materially affect our cost of debt and our ability to finance our operations, which may adversely affect the results of our operations and net income.

In addition, high levels of inflation may also adversely affect the Brazilian economy, which would reduce consumption of goods and, as a result, affect our financial condition, operations and profits. Any deterioration in our financial performance would also likely lead to a decline in the market price of our common shares and ADSs.

Exchange rate instability may adversely affect our financial condition, results of operations and the market price of the ADSs and our shares.

A significant portion of the products that we distribute, including LPG and fuels, have prices linked to commodity prices denominated in U.S. dollars. Therefore, we are exposed to foreign exchange rate risks that could adversely affect our businesses, financial condition and results of operations, as well as our capacity to service our debt. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

In 2021, the Real depreciated 7% against the U.S. dollar, mainly due to the slow recovery of Brazil from the economic downturn, the increase in global inflation and fiscal risks in the country. In 2022, the reopening of the economy after the restrictions imposed by the coronavirus pandemic in 2021, added to the stimulus packages, the evolution of public accounts and financial support policies for the population contributed to the improvement of the economy’s performance and resulted in the appreciation of 7% of the Real against the U.S. dollar. In 2023, the Real appreciated 7% against the U.S. dollar, mainly due to the reduction of fiscal uncertainties in Brazil and the record trade balance in the period.

There are no guarantees that the exchange rate between the Real and the U.S. dollar will stabilize at current levels, and the Real and the U.S. dollar exchange rate may be adversely impacted by the economic and fiscal scenario. Although we have contracted hedging instruments with respect to part of our existing U.S. dollar debt obligations, in order to reduce our exposure to fluctuations in the U.S. dollar/Real exchange rate, we cannot guarantee that such instruments will be adequate to fully protect us against further devaluation of the Real and, as a result, we could experience monetary losses in the future. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for information about our foreign exchange risk hedging policy.

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

The market for securities issued by Brazilian companies is influenced by economic and market conditions in Brazil, and to varying degrees, market conditions in other countries, including the United States, other Latin American and emerging market countries. Although economic conditions are different in each country, the reaction of investors to developments in one country may cause the capital markets in other countries to fluctuate. Developments or conditions in other countries, including the United States and other emerging market countries, have at times significantly affected the availability of credit in the Brazilian economy and resulted in considerable outflows of funds and declines in the amount of foreign currency invested in Brazil, as well as limited access to international capital markets. These uncertainties may materially and adversely affect our ability to borrow funds at an acceptable interest rate or to raise equity capital when and if we should have such a need, and the market value of our securities. In addition, we continue to be exposed to disruptions and volatility in the global financial markets because of their effects on the financial and economic environment, particularly in Brazil, such as a slowdown in the economy, an increase in the unemployment rate, a decrease in the purchasing power of consumers and the lack of credit availability.

Disruption or volatility in the global financial markets, including as a result of the military conflict in Ukraine, the Gaza Strip or any other geopolitical tensions, could further increase negative effects on the financial and economic environment in Brazil, which could have a material adverse effect on our businesses, results of operations and financial condition.

Holders of our ADSs may face difficulties in serving process on or enforcing judgments against us and other relevant persons.

We are a company incorporated under the laws of Brazil. All members of our Board of Directors, executive officers and experts named in this annual report are residents of Brazil or have their business address in Brazil. All or a substantial part of the assets pertaining to these individuals and to Ultrapar are located outside the United States. As a result, it is possible that investors may not be able to effect service of process upon these individuals or us in the United States or other jurisdictions outside Brazil or enforce judgments against us or these other persons obtained in the United States or other jurisdictions outside Brazil, including for civil liability based upon United States federal securities laws or otherwise. In addition, because judgments of United States courts for civil liabilities based upon the United States federal securities laws may only be enforced in Brazil if certain conditions are met, holders may face greater difficulties in protecting their interests in the case of actions against us or our Board of Directors or executive officers than would shareholders of a United States corporation.

Due to concerns about the risks of climate change, a number of countries, including Brazil, have adopted or are considering adopting regulatory frameworks which could adversely affect our businesses, financial condition and results of operations.

New laws and regulatory frameworks adopted by countries in response to concerns about climate change include the adoption of cap and trading carbon market system, taxes on carbon emissions, increased efficiency standards, bans on vehicles running on oil-based fuels, and incentives or requirements for the use of renewable energy. Such requirements can reduce the demand for hydrocarbon fuels at different rates and levels in each of the regions where our customers are located, as well as lead to a replacement of their demand with lower carbon sources. In addition, many governments are offering tax benefits and providing other subsidies and guidelines to make alternative energy sources more competitive with oil and gas, which may discourage the sale of certain products supplied by the Company’s subsidiaries.

Governments around the world have been encouraging the development of new technologies and companies have also been promoting research to reduce the cost and increase the scale of production of alternative energy sources, which could reduce demand for the Company’s products. In addition, current regulations on GHG, or regulations that may eventually be approved, could substantially increase the Company’s compliance costs.

Furthermore, discussions about carbon pricing, whether by emissions trading or taxation, are gaining momentum in Brazil. As a company engaged in the energy, mobility and logistics infrastructure sectors, we could be included in Brazil's future regulated carbon market. We cannot predict the scope, nature and impact of any policy changes or reforms related to the carbon market, given that there are many uncertainties throughout its structuring, which could result in higher costs, lower operational margins and, in turn, could adversely affect our businesses, financial condition and operating results.

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

CBios are traded freely on B3, and their prices are set by market supply and demand, which can be influenced, among other factors, by unexpected regulatory changes, such as the postponement of the CBios purchase targets announced by the Brazilian government in July 2022. Since CBios prices can be highly volatile and targets increase annually, we cannot predict whether we will be able to successfully pass through our costs with CBios to customers, which could adversely affect our operations, market share, financial condition, and results. The possible unavailability of CBios or our inability to meet these targets may result in administrative penalties and the blocking of operating licenses. In addition, the Brazilian government is reviewing RenovaBio’s guidelines, and we cannot predict how these possible changes may affect us.

If we do not invest in research and development of new, less carbon-intensive solutions and adapt our operating structure to operate with cleaner energy sources, we may incur higher compliance and operating costs, which may have an adverse effect on our competitiveness and revenues.

In addition, if we violate environmental laws and regulations, we may face reputational damage with consumers, our business customers, investors, the communities in which we operate and other stakeholders, which could adversely affect our access to capital, revenues, and ability to obtain the necessary licenses to conduct our operations.

Floods, storms, windstorms, rise in sea levels and other climate change events could bring harm to our facilities, thus affecting our financial position and results of our operations.

Floods, storms, windstorms and other climate effects can cause production stoppages, interrupt supply chains, and damage physical structures. The rise in sea levels is also a risk to our operations since our businesses have assets in coastal regions and ports.

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

Under the Brazilian Corporate Law and our Bylaws, unless otherwise proposed by the Board of Directors and approved by the voting shareholders at our Annual General Shareholders’ Meeting, we must pay our shareholders a mandatory distribution equal to at least 25% of our adjusted net income, after the allocation of 5% of the net income to the legal reserve. However, our net income may be used to increase our capital stock, to set off losses and/or be otherwise retained in accordance with the Brazilian Corporate Law and may not be available for the payment of dividends, including in the form of interest on shareholders’ equity. Therefore, whether investors receive a dividend or not depends on the amount of the mandatory distribution, if any, and whether the Board of Directors and the voting shareholders exercise their discretion to suspend these payments. See “Item 8.A. Financial information—Consolidated statements and other financial information—Dividends and distribution policy—Dividend policy” for a more detailed discussion of mandatory distributions.

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

The holders of our shares or ADSs may be unable to exercise their preemptive rights in relation to the shares represented by the ADSs, unless we file a registration statement for the offering of rights or shares with the SEC pursuant to the United States Securities Act or an exemption from the registration requirements applies. We are not obliged to file registration statements in order to facilitate the exercise of preemptive rights and, therefore, we cannot assure ADS holders that such a registration statement will be filed. As a result, the equity interest of such holders in our Company may be diluted. If the rights or shares, as the case may be, are not registered as required, the depositary will try to sell the preemptive rights held by holder of the ADSs and investors will have the right to the net sale value, if any. However, the preemptive rights will expire without compensation to investors should the depositary not succeed in selling them.

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

According to Article 26 of Brazilian Law No. 10,833/03, if a holder not deemed to be domiciled in Brazil for Brazilian tax and regulatory purposes, or a non-Brazilian holder, disposes of assets located in Brazil, the transaction will be subject to taxation in Brazil, even if such disposition occurs outside Brazil or if such disposition is made to another non-Brazilian holder. A disposition of our ADSs involves the disposal of a non-Brazilian asset, which in principle should not be subject to taxation in Brazil. Nevertheless, in the event that the disposal of assets located in Brazil is interpreted to include a disposal of our ADSs, this tax law could result in the imposition of the withholding income tax on a disposal of our ADSs between non-residents of Brazil. See “Item 10.E. Additional information—Taxation—Brazilian tax considerations—Taxation of gains.”

Substantial sales of our shares or our ADSs could cause the price of our shares or our ADSs to decrease.

The shareholders of Ultra S.A. and Parth, which together owned 33.5% of our outstanding shares (excluding shared held in treasury) as of April 2, 2024 have the right to exchange their shares of Ultra S.A. and Parth for shares of Ultrapar and freely trade them in the market as more fully described under “Item 7.A. Major shareholders and related party transactions—Major shareholders—Shareholders’ Agreements.” Other shareholders, who may freely sell their respective shares, hold a substantial portion of our remaining shares. A sale of a significant number of shares could negatively affect the market value of the shares and ADSs. The market price of our shares and the ADSs could drop significantly if the holders of shares or the ADSs sell them or the market perceives that they intend to sell them.

There may be adverse U.S. federal income tax consequences to U.S. holders if we are or become a PFIC under the Code.

If we were characterized as a PFIC, in any year during which a U.S. holder holds our shares or ADSs, certain adverse U.S. federal tax income consequences could apply to that person. Based on the manner in which we currently operate our businesses, the projected composition of our income and valuation of our assets, and the current interpretation of the PFIC rules, including the Commodity Exception, we do not believe that we were a PFIC in 2023 and we do not expect to be a PFIC in the foreseeable future. However, because PFIC classification is a factual determination made annually and is subject to change and differing interpretations, there can be no assurance that we will not be considered a PFIC for the current taxable year or any subsequent taxable year. U.S. holders should carefully read “Item 10.E. Additional information—Taxation—U.S. federal income tax considerations” for a description of the PFIC rules and consult their tax advisors regarding the likelihood and consequences of us being treated as a PFIC for U.S. federal income tax purposes.

ITEM 4.              INFORMATION ON THE COMPANY

A.      History and development of the Company

We were incorporated on December 20, 1953, with our origins going back to 1937, when Ernesto Igel founded Ultragaz and pioneered the use of LPG as cooking gas in Brazil, using bottles acquired from Companhia Zeppelin. The gas stove began to replace the traditional wood stove, which dominated Brazilian kitchens at the time. Since then, Ultrapar has become one of the largest business groups in Brazil. As of December 31, 2023, Ultrapar owned three main businesses: Ipiranga, Ultragaz and Ultracargo.

On December 31, 2021, our former wholly owned subsidiaries, Oxiteno and Extrafarma, were classified as assets and liabilities held for sale and discontinued operations, due to the signing of a share purchase agreement with Indorama in August 2021 and with Pague Menos in May 2021, respectively. The sales of Oxiteno and Extrafarma were closed on April 1, 2022 and on August 1, 2022, respectively and, as a result, these companies are no longer part of Ultrapar’s business portfolio as of these dates.

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

A.1.  Continuing operations

Ultragaz

When Ultragaz began its operations, it served only the Southeast region of Brazil. Currently, Ultragaz operates nationwide in the distribution of both bottled and bulk LPG, including the most highly populated states in Brazil, such as São Paulo, Minas Gerais and Bahia, and may sell bottled LPG through independent dealers. Bulk LPG is served through Ultragaz own infrastructure.

In 1995, Ultragaz introduced its own bob-tail trucks system to process small bulk distribution to residential, commercial and industrial segments, and started the process of geographical expansion through the construction of new LPG filling and satellite plants.

In 2003, Ultragaz acquired Shell Gás, Royal Dutch Shell plc’s LPG operations in Brazil. With this acquisition, Ultragaz became the Brazilian market leader in LPG, with a 24% share of the Brazilian market on that date. In 2011, Ultragaz acquired Repsol’s LPG distribution business in Brazil.

In the past few years, Ultragaz undertook a comprehensive review of its business strategy, leveraging itself in its innovative roots and using its experience, knowledge and reliability of its processes, products and services to create and offer energy solutions that meet its clients’ needs. This strategy shift was illustrated through the redefinition of Ultragaz’s business motto, making it broader, more inspirational and suitable to the Company’s goals. Ultragaz’s new motto is: “we use our energy to change people’s lives.”

On September 12, 2022, Ultragaz signed an agreement for the acquisition of all shares of Stella, a technology platform founded in 2019 that connects renewable electricity generators and customers through distributed generation, and the transaction closed on October 1, 2022. Ultragaz acquired Stella for a minimum amount of R$63.0 million, and an initial payment of R$7.6 million. The remaining amount of the purchase price is expected to be settled in 2027, subject mainly to performance metrics of the acquired company. Stella has been part of UVC’s portfolio (Ultrapar's Corporate Venture Capital fund) since 2021. This acquisition marked Ultragaz's entry into the electricity segment, in line with its strategy of expanding the offering of energy solutions to its customers, leveraging on its capillarity, commercial strength, the Ultragaz brand and its extensive base of industrial and residential customers.

Additionally, on November 21, 2022, Ultragaz signed an agreement for the acquisition of all shares of NEOgás, a pioneer in the transportation of compressed natural gas in Brazil, operating in several segments including the industrial, vehicular and development of special projects in partnership with natural gas distributors. The transaction was approved by CADE in January 2023 and closed on February 1, 2023. The total value of the company (enterprise value) was R$165.0 million, subject to customary working capital and Net Debt adjustments. This acquisition marked Ultragaz's entry into the compressed natural gas distribution segment and, in addition, Ultragaz believes that NEOgás is an ideal platform to enable biomethane distribution opportunities. This transaction reinforces Ultragaz’s strategy of expanding its offering of energy solutions to its industrial customers, making use of its capillarity, commercial strength and brand.

Ultracargo

In the 1960’s, the market demand for high-quality and safe transportation services led to our entrance in the transportation of chemicals, petrochemicals and LPG. In 1978, Ultracargo Logística (formerly Terminal Químico de Aratu S.A. – Tequimar) was founded for the purpose of operating terminals. Later, it was acquired by Ultracargo, which is currently the largest independent provider of liquid bulk storage in Brazil.

In 2005, Ultracargo started up a new terminal in Santos, in the state of São Paulo, its second port terminal. In 2008, Ultracargo acquired 100% of the shares of União Terminais held by Unipar, with port terminals in Santos and Rio de Janeiro. The combination of its operations with those of União Terminais doubled Ultracargo’s results and made it the largest liquid bulk storage company in Brazil, strengthening its operating scale. With this acquisition, Ultracargo increased its presence in the port of Santos, the largest Brazilian port, and was strategically positioned in the port of Rio de Janeiro, where the company did not previously have operations.

Also in 2008, Ultracargo acquired a 50% stake held by Unipar in União Vopak total capital stock, the owner of a port terminal in Paranaguá, in the state of Paraná, representing 28 thousand m³ of installed capacity. In 2022, Ultracargo decided to discontinue its operations in Paranaguá and in 2023 the demobilization process of the storage capacity at this terminal was completed.

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

In April 2019, Ultracargo won the concession of the area VDC12 at the Vila do Conde port, in Barcarena, state of Pará, with a minimum storage capacity of 59 thousand m³. The area will be operated by Ultracargo for at least 25 years. In December 2021, Ultracargo started its operations at this new terminal, with a total installed capacity of 110 thousand m³. The new terminal is in a region that is strategic for Ultracargo since it is the only independent provider of storage services for liquid bulk at this port.

In April 2021, Ultracargo won the concession of the IQI13 area in the Itaqui port, in the state of Maranhão, for storage and handling of liquid bulk products, especially fuels. The minimum installed capacity will be 79 thousand m³. The area will be operated by Ultracargo for at least 20 years, according to the auction notice. Ultracargo expects to start operating in this area by 2026. Throughout 2021, Ultracargo also completed the phase 3 expansion at the Itaqui terminal, which increased Ultracargo’s total installed capacity by 46 thousand m³, resulting in a total installed capacity of 155 thousand m³ in this terminal.

In April 2023, Ultracargo signed an agreement for the acquisition of a 50% stake in Opla, held by Copersucar. The value of the transaction was R$237.5 million, subject to customary working capital and Net Debt adjustments. The transaction was closed on July 1st, 2023, and Ultracargo and BP are now co-controllers of Opla (joint venture), the largest independent terminal of ethanol in Brazil. The total installed capacity of Opla’s terminal is 180 thousand m³, and thus Ultracargo’s total installed capacity was increased by 90 thousand m³. The acquisition of this stake in Opla marked Ultracargo's entry into the inland liquid bulk storage and logistics segment, integrated with port terminals, in line with its growth plan. Opla is a strategic asset in the ethanol and derivatives distribution chain, with high growth potential and value creation, given the ability of opening the terminal to third parties. Also in the second half of 2023, there was an increase of 10 thousand m³ of storage capacity in the Vila do Conde terminal and an acquisition by Ultracargo of a terminal from Ipiranga located in the city of Rondonópolis, in the state of Maranhão, increasing Ultracargo’s total installed capacity by 12 thousand m³ and representing another inland terminal strategically located to handle ethanol and oil derivatives. This was the first transaction of this kind between Ipiranga and Ultracargo and created value for both companies. For Ultracargo, the highlight lies in expanding operations into the interior of the country, in line with the growth of the biofuels supply, while offering an integrated logistic solution, possibly expanding Ultracargo's turnover and customer base. For Ipiranga, the transaction represented significant capital liquidity while maintaining the service level (Ipiranga has remained the main client of the terminal).

In addition to the capacity expansion in the Itaqui port described above, Ultracargo is currently building a greenfield terminal in the city of Palmeirante, which will be the first liquid bulk terminal in the state of Tocantins. The Palmeirante terminal is expected to increase Ultracargo’s total installed capacity by 23 thousand m³ by the third quarter of 2024 and supplies fuels for the states of Maranhão, Tocantins, Pará and Mato Grosso. The Rondonópolis terminal is also currently under expansion, and Ultracargo expects to add 14 thousand m³ of capacity to the terminal by the third quarter of 2024. Finally, the projects to expand the Santos terminal by the end of 2025 and the Aratu terminal by the end of 2026 are expected to add 34 thousand m³ and 50 thousand m³ to Ultracargo’s total installed capacity, respectively.

Ipiranga

In 2007, Ultrapar, Petrobras and Braskem announced their intent to acquire the Ipiranga Group. After the completion of the acquisition of Ipiranga Group, its businesses were divided among Petrobras, Ultrapar and Braskem. Ultrapar retained the fuel and lubricant distribution businesses located in the South and Southeast regions of Brazil; Petrobras received the fuel and lubricant distribution businesses located in the North, Northeast and Midwest regions of Brazil; Petrobras and Braskem received the Petrochemical Business, in the proportion of 60% for Braskem and 40% for Petrobras and each party retained a one-third stake in RPR. For a more detailed discussion of the acquisition of Ipiranga Group, see our Form F-4 filed with SEC on December 17, 2007.

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

In 2010, Ipiranga acquired 100% of the shares of DNP. DNP distributed fuels in the states of Amazonas, Rondônia, Roraima, Acre, Pará and Mato Grosso, with 4% market share in 2009 in the North region of Brazil.

In 2016, Ipiranga entered into an association agreement with Chevron to create a new company in the lubricants business, Iconic, of which Ipiranga and Chevron hold 56% and 44%, respectively. Operations started in December 2017.

In 2019, Ipiranga made strategic moves to improve logistics efficiency and service quality through expansion of its own storage capacity by winning (i) the concession of specific areas in Cabedelo (state of Paraíba) and Vitória (state of Espírito Santo) through the consortiums Nordeste and Navegantes, in which Ipiranga holds 1/3 of the total participation, together with Vibra and Raízen Energia S.A., and (ii) two concessions in the port of Miramar, in Belém (state of Pará).

In 2022, Ipiranga developed a turnaround plan focused on certain fundamental pillars of its business, namely (i) pricing intelligence, (ii) logistics and distribution, (iii) supply and trading and (iv) network management and engagement. Since then, the company has made significant advances, especially in the pillars of pricing, trading and network engagement, and in 2023 it continued to focus on these four essential pillars, aiming to keep results consistent, with a stronger and healthier network.

Ipiranga’s AmPm convenience stores

The first AmPm convenience stores in Brazil were established in 1993 at Atlantic’s service stations, whose national operation was acquired by Ipiranga in that same year. In 2012, Ipiranga acquired the AmPm brand and its right of use in Brazil.

Since 2013, AmPm has its own supply structure (AmPm Suprimentos), which has four distribution centers in the states of Rio de Janeiro, São Paulo, Rio Grande do Sul and Paraná. This initiative aims to streamline AmPm operations, improve the franchisees’ competitiveness and ensure a higher quality of product assortment, creating value for clients and franchisees.

In 2019, AmPm was separated from Ipiranga and became a standalone business unit, in order to strengthen its network, promote greater agility and increase the company’s profitability. AmPm follows Ipiranga’s complete offering strategy, but with a totally separated organizational structure, which includes a management team fully dedicated to AmPm, the implementation of specialized retail systems and the internalization of key business processes.

Also in 2019, AmPm started its company-operated stores, which serve as a laboratory for the continuous development of the franchise model, acting as a reference of operational excellence for franchisees, increasing their engagement to the business and ensuring the application of operational standards established by the franchisor. In December 2023, AmPm had 175 company-operated stores.

In 2020, AmPm launched its new store concept, which allows the consumer to have a more fluid experience at the stores, focusing on food service. The new concept provides consumers with a more intuitive and intelligent shopping experience in a better environment. The new model has a comprehensive digital services package which is offered on the main marketplaces in Brazil, in the delivery applications, abastece aí and in other company-operated stores solutions. In December 2023, AmPm had 442 stores using the new concept, of which 75 were company-operated stores and 367 were franchises.

In 2023, AmPm initiated a pilot project based on the “store-in-store” concept, entering into exclusive partnerships with renowned brands, such as Pizza Hut, Nathan’s Famous, Oakberry, and Mr. Cheney Cookies. This initiative involves integrating a variety of products from these brands into AmPm’s stores, providing an opportunity to reach new consumers and locations. In addition, in 2024, AmPm established a joint venture with Krispy Kreme to operate Krispy Kreme branded stores, and also to have exclusivity to sell Krispy Kreme products in its convenience stores.

AmPm is also testing a new store innovative model distinct from traditional service station locations and instead situated within commercial buildings, hospitals and universities, called AmPm Office. In 2023, two AmPm Office units were established, both operated by the company. These stores follow the store-in-store format, with a cozy and relaxed layout.

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

A.2.   Discontinued operations

As part of the review of our business portfolio aimed at streamlining and expanding our business operations through Ultragaz, Ipiranga and Ultracargo, within the energy, mobility and logistics infrastructure sectors in Brazil, we sold Oxiteno and Extrafarma.

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

In August 2021, we announced the signing of a share purchase agreement for the sale of all shares of Oxiteno to Indorama and, on April 1, 2022, the transaction was closed. The initial payment of US$1,150.0 million (equivalent to R$5,449.6 million), adjusted by the variations in working capital and Net Debt position of Oxiteno of US$176.4 million (equivalent to R$834.0 million), resulted in the total initial payment of US$1,326.4 million (equivalent to R$6,283.6 million), which was settled on April 1, 2022. The final payment of US$150.0 million (equivalent to R$749.4 million) was settled on April 1, 2024.

The conversions between U.S. dollars and Reais were based on the exchange rate of R$4.74 to US$1.00 on March 31, 2022 and of R$5.00 to US$1.00 on March 31, 2024, which were the commercial selling rates for U.S. dollars as of the respective dates, as reported by the Central Bank.

Extrafarma

As of July 31, 2022, Extrafarma operated 399 drugstores in ten states of Brazil and four distribution centers, which were responsible for supplying all stores, located in four different cities: Benevides, in the state of Pará; Aquiraz, in the state of Ceará; Guarulhos, in the state of São Paulo and São Luís, in the state of Maranhão.

In May 2021, Ultrapar entered into a share purchase agreement for the sale of all shares of Extrafarma to Pague Menos and, on August 1, 2022, the transaction was closed. The initial price of R$700.0 million, adjusted by the variations in working capital and Net Debt position of Extrafarma of R$37.8 million, resulted in the total amount of R$737.8 million, which was settled on August 1, 2022. The payment of the last remaining installment of R$182.7 million will be adjusted by DI + 0.5% p.a. since August 1, 2022, and is due in August 2024 by Pague Menos.

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

In April 2011, our Board of Directors approved the submission to our shareholders of a proposal to (a) convert any and all shares of preferred stock issued by the Company into common shares, on a 1:1 conversion ratio; (b) amend the Company’s Bylaws, modifying several of its provisions, aiming to strengthen the Company’s corporate governance; and (c) adhere to the Novo Mercado listing segment rules. As of the conversion, Ultrapar no longer had a controlling shareholder. Our shareholders approved all the proposals and, in August 2011, Ultrapar’s shares began trading on the Novo Mercado under the ticker symbol UGPA3. Simultaneously, Ultrapar’s ADSs, formerly represented by preferred shares, began representing Ultrapar’s common shares and began trading on the NYSE under this new format.

In April 2019, the Company’s Annual and Extraordinary General Meeting approved a stock split of Ultrapar’s common shares, whereby one existing share now represents two shares of the same class and type. The stock split did not alter Ultrapar’s total share capital and was effective as of April 24, 2019.

In August 2020, Ultra S.A. and Parth entered into the 2020 Shareholders’ Agreement to include Pátria, in its capacity as Ultra S.A.’s shareholder then holding a 20% stake in Ultra S.A.’s capital stock, as consenting intervening party, therefore bound by the provisions of the 2020 Shareholders’ Agreement. The 2020 Shareholders’ Agreement replaced the 2018 Shareholders’ Agreement in its entirety, and the terms and conditions remained substantially the same of the latter. On September 28, 2021, Ultra S.A. informed the Company that Mr. Marcos Marinho Lutz, our Chief Executive Officer, became a shareholder of Ultra S.A., holding 2.4% of its capital stock, and became a consenting intervening party of the 2020 Shareholders’ Agreement. For more information about the 2020 Shareholders’ Agreement, see “Item 7.A. Major shareholders and related party transactions—Major shareholders—Shareholders’ Agreements” and “Exhibit 2.9—Shareholders’ Agreement dated August 18, 2020.”

In March 2022, Ultrapar was notified by Ultra S.A. about the acquisition by Fabio Igel and Marcos Lutz of shares issued by IgelPar Participações S.A. (“IgelPar”) owned by Pátria. IgelPar is a shareholder of Ultra S.A. holding, as of April 2, 2024, 4.3% of its capital stock. After the acquisition, Mr. Igel and Mr. Lutz hold 50.1% and 49.9% of IgelPar, respectively. The total number of shares linked to the Ultrapar Shareholders’ Agreement remained unchanged.

In May 2023, Ultrapar was notified by Ultra S.A. and Parth that the shareholders bound by the 2020 Shareholders' Agreement increased their ownership position in the Company. A total of 35.5% of the Company’s capital stock is bound by the 2020 Shareholder’s Agreement as of March 11, 2024.

Company management

As part of a planned succession process, consistent with the Company’s governance, in May 2018, Paulo Guilherme Aguiar Cunha, after more than four decades of contributions, resigned as Chairman of the Board of Directors, and Pedro Wongtschowski, Vice-Chairman of the Board of Directors and Chief Executive Officer of Ultrapar between 2007 and 2012, was elected Chairman. Mr. Lucio de Castro Andrade Filho, who joined the Company in 1977 and had been a member of the Board of Directors since 1998, was elected for the position of Vice-Chairman of the Board of Directors.

Other important succession movements took place at the senior management level between 2018 and 2020, with the appointment of Rodrigo de Almeida Pizzinatto, Tabajara Bertelli Costa, Marcelo Pereira Malta de Araújo and Décio de Sampaio Amaral as Chief Executive Officers of Extrafarma, Ultragaz, Ipiranga and Ultracargo, respectively, equally aligned to a planned succession process which blended internal promotions and attraction of external talents.

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

In April 2022, as a result of the sale of all shares issued by Oxiteno S.A. Indústria e Comércio to Indorama, Mr. João Benjamin Parolin submitted a letter of resignation from his position as Executive Officers of Ultrapar. The Board of Directors decided to keep this position vacant.

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

In addition, at the Annual and Extraordinary General Shareholders’ Meeting held on April 19, 2023, new members of the Board of Directors were elected. The new Board of Directors elected Jorge Camargo, who has been a member of the body since 2015, to the position of Chairman of the Board of Directors, and Marcos Lutz was elected to the position of Vice-Chairman of the Board of Directors and re-elected to the position of Chief Executive Officer of Ultrapar.

Recent developments

Issuance of shares

On February 28, 2024, the Company’s Board of Directors approved the issuance of 191,778 common shares within its authorized capital provided for in the Company’s Bylaws, due to the partial exercise of the subscription warrants issued by the Company in connection with the merger of shares of Extrafarma by the Company, approved by our Extraordinary General Shareholders’ Meeting held on January 31, 2014. As of the date of this annual report, the Company’s capital stock is comprised of 1,115,404,268 common shares, all registered and with no par value. This issuance of shares did not generate an increase in share capital value of the Company, since all Extrafarma’s assets were already recorded in Ultrapar’s financial statements.

Acquisition of relevant ownership position in Hidrovias

On March 24, 2024, the Company signed, through a subsidiary, a share purchase and sale instrument for the acquisition of 128,369,488 shares of Hidrovias, which represent 16.88% of Hidrovias’s total share capital (“Transaction Shares”), for a price of R$3.98/share. Prior to such transaction, Ultrapar already held 4.99% of Hidrovias’ share capital, which, together with the Transaction Shares, would amount to an ownership position of 21.87% of Hidrovias’ share capital. As of March 24, 2024, the Company was also party to a financial settlement derivatives transaction referenced in shares of Hidrovias equivalent to 4.99% of its share capital (such position, the “Derivatives Position”). The closing of the acquisition of the Transaction Shares is subject to certain conditions, including the approval by CADE and an amendment to Hidrovias’ bylaws to the effect that a mandatory tender offer for all of its outstanding shares be required only upon a shareholder holding shares in excess of 40% of Hidrovias’ total share capital.

On March 25 and 26, 2024, Ultrapar disposed of its Derivatives Position and then acquired shares of Hidrovias representing approximately 5.03% of its share capital through a stock exchange transaction. Therefore, on March 26, 2024, Ultrapar became the holder of shares of Hidrovias representing approximately 10.02% of its share capital. As a result, assuming the acquisition of the Transaction Shares is consummated, Ultrapar would become the holder of 204,560,288 shares of Hidrovias, representing approximately 26.90% of its share capital.

The acquisition of this stake in Hidrovias is aligned with Ultrapar's strategy to expand its presence in sectors exposed to the Brazilian agribusiness sector, mainly in the Midwest and Northern regions of Brazil, investing in companies in which Ultrapar can contribute based on its strategic, operational, administrative and financial knowledge. Ultrapar plans to be a strategic and long-term reference shareholder of Hidrovias, supporting its growth, governance and management model. The objective of such acquisitions of shares of Hidrovias is to enable Ultrapar to exercise certain shareholder rights in Hidrovias resulting from the ownership of such shares.

B.      Business overview

Ultrapar is a Brazilian company with its origins in 1937 when Ernesto Igel founded Ultragaz. Since then, Ultrapar has become one of the largest business groups of Brazil, with an outstanding position in the energy, mobility and logistics infrastructure segments through Ultragaz, Ipiranga and Ultracargo.

The following chart simplifies our organizational structure as of the date of this annual report, showing our main businesses. For more detailed information about our current organizational structure, see “Item 4.C. Information on the Company—Organizational structure.”

On December 31, 2021, our former wholly owned subsidiaries, Oxiteno and Extrafarma, were classified as assets and liabilities held for sale and discontinued operations, due to signing of a share purchase agreement with Indorama in August 2021 and with Pague Menos in May 2021, respectively. The sales of Oxiteno and Extrafarma were closed on April 1, 2022 and on August 1, 2022, respectively, and as a result these companies are no longer part of Ultrapar’s business portfolio as of these dates. For more information on our continuing and discontinued operations, please see “Item 4.A. History and development of the Company —A.1. Continuing operations” and “—A.2. Discontinued operations.”

Our strengths

Relevant market positions across our main businesses

Ultragaz is a leader in LPG distribution in Brazil, one of the largest markets worldwide. According to ANP, Ultragaz’s total volume of LPG sold in 2023 was 1.7 million tons, leading to a market share of 23.4%. We believe the strength of its nationally recognized brand, consumer last-mile expertise and the close relationship with its customers enables Ultragaz to identify opportunities to expand its product offering, not only related to LPG, but other energy solutions as well.

Ultracargo is the largest private company in the liquid bulk storage industry in Brazil, according to ABTL, with eight terminals and a total installed capacity of 1,067 thousand m³ in 2023, providing it with strategic positioning in the main logistics hubs in the country.

Ipiranga is one of the largest fuel distributors in Brazil with a 17.7% market share (considering only diesel, gasoline and ethanol) in 2023, according to ANP, and a network of 5,877 service stations. Furthermore, it operates in the business-to-business market (B2B), supplying fuel and managing the supply of companies of different segments and sizes. There are around 7 thousand large consumers who utilize Ipiranga’s products and services in their industrial, transport, logistics and cargo activities.

Capillarity, robust infrastructure and national presence

Ultragaz has a significant market presence in densely populated areas. Through its capillarity and last-mile expertise, Ultragaz developed an important role in the Brazilian LPG retail system. Ultragaz operates nationwide directly or through resellers with professionals visiting several customers daily. In 2023, Ultragaz’s network served approximately 60 thousand business customers in the bulk segment and more than 11 million households in the bottled segment through a network of approximately 6.2 thousand independent retailers.

Ultracargo is the largest independent liquid bulk storage company in Brazil and the only player in the liquid bulk storage sector that is present in most of the major ports in the country.

As of December 31, 2023, Ipiranga’s 5,877 service stations were located in all Brazilian states, with a more prominent market presence in the Southeast and South regions. To supply its service station network, it also operates 85 storage terminals, with a total installed capacity of 1,075 thousand m³ among primary and secondary bases that are located in strategic positions throughout the country.

Synergistic, robust and resilient business portfolio

We concentrate our activities in the energy, mobility and logistics infrastructure segments, through Ultragaz, Ipiranga and Ultracargo, which we believe to be irreplicable assets with a consistent track record of operating results, solid operational scale, and structural competitive advantages. Our portfolio is complementary, synergistic, and focused on our core competencies and operational know-how, which we believe leverage the competitive advantages of each of our businesses, allowing for greater efficiency and value generation potential.

We believe Ultrapar’s businesses are simultaneously resilient and leveraged on the economic growth of Brazil. Some of Ultrapar’s businesses, such as the sale of LPG for residential use and fuels for light vehicles, are relatively resilient, due to their inelastic demand profile and, therefore, are less volatile in economic downturns.

We believe that our portfolio provides us with significant financial strength and flexibility, positioning us to seek further investment opportunities within the energy, mobility and logistics infrastructure sectors, with a growing focus on energy transition through renewable energy sources.

Strong brand recognition and close relationship with resellers

We believe that our businesses have a high brand recognition associated with quality, safety, and efficiency that we continually strive to deliver. We intend to reinforce this market perception by continuing to supply high-quality products and services and introducing new services and distribution channels.

Our strong relationship with dealers is an essential asset for the Company. We offer distribution exclusivity and differentiated incentive programs for resellers in Ultragaz and Ipiranga, and invest in training them to maximize efficiency, further strengthen our relationship with them and promote high-quality standards to all of our distribution network.

In addition, network management and engagement have been one of the main fronts on which Ipiranga’s management has focused its attention last years, and are one of the four pillars of Ipiranga’s turnaround plan. During 2022 and 2023, Ipiranga conducted a legacy management process of its service stations, with a complete review of the network to optimize operations and to allow Ipiranga to strengthen its relationship with resellers that are considered true business partners, engaging with them in a close and transparent manner.

Cost-efficient operations

Ultragaz has a significant market presence in densely populated areas, which allows it to operate its filling plants and distribution system with a high level of capacity utilization and efficiency with depth and capillarity. Additionally, Ultragaz launched in 2021 the SOU Program (Ultragaz Operation System Program), a strategic initiative focused on cost management that applies the lean methodology to standardize and improve the efficiency and quality of its processes in its bases.

Ultracargo’s presence in Brazil’s main logistic hubs provides it with increased operational flexibility, efficiency, and economies of scale. In addition, Ultracargo developed programs designed to improve its processes, such as Soul and Conecta, aimed at enhancing its productivity and operational efficiency to ensure a more efficient deployment of the company’s resources. For more information about these initiatives, see “Item 4. Information on the Company—Industry and regulatory overview—B. Storage services for liquid bulk —Ultracargo— Storage facilities.”

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

Innovation in the LPG sector

When Ultragaz was founded in 1937, it was due to Mr. Ernesto Igel’s pioneering idea of using LPG as cooking gas in Brazil, through bottles acquired from Companhia Zeppelin. The gas stove began to replace the traditional wood stove, which dominated Brazilian kitchens at the time. Since then, Ultragaz has been positioning itself as an innovative company in the LPG segment.

For example, in 1995, Ultragaz was the first player to introduce LPG small bulk delivery in Brazil, with distribution costs lower than that of the bottled segment. Also, in the past few years, Ultragaz has been creating and offering new solutions to clients in the bottled and bulk segments. For bulk clients, Ultragaz has been developing new energy solutions, allowing them to power their operations with LPG instead of other more carbon-intensive energy sources, reducing their costs through energy savings and reducing their carbon footprint. In this segment, Ultragaz strategy is focused on two areas: (i) the industrial, agribusiness and residential condominium segments and (ii) small and medium-sized businesses. New applications and services for LPG in these segments include the preheating of industrial furnaces, especially in steel, lead, asphalt manufacturing and metallurgical plants; the drying of grains and seeds, with greater operational and economic efficiency; and laundry shops, restaurants, bakeries, and residential condominiums, through agile and convenience services. Ultragaz has also been expanding its digital relationship channels in the bottled segment, to both resellers and final consumers.

Consistent business and differentiated value proposition in the liquid bulk storage services sector

In 2023, clients with contracts of more than three years accounted for 63% of Ultracargo’s revenues, which evidences a long-term commercial relationship with them and stability for Ultracargo. In addition, the company operates with a diversified portfolio of clients. Ultracargo’s ten largest clients accounted for 64% of its revenues in 2023, with its three largest clients (including Ipiranga, a related party), accounting for 35%.

All of Ultracargo’s contracts also contemplate a take-or-pay clause, in which the client is guaranteed to have the contracted storage capacity available, and Ultracargo is guaranteed to be paid for providing such availability, even if it is not fully used or not used at all. This further contributes to revenue stability, despite market volatility. Additionally, before starting to build a new terminal, Ultracargo seeks to enter into offtake agreements and guarantee the handling of products once it starts operating.

Through its multipurpose terminals, strategically located in Brazil, Ultracargo operates a wide range of products, such as fuels, ethanol, chemicals, corrosives and vegetable oils, which allows it to meet the needs of different clients. Besides other skills that enable Ultracargo to efficiently operate multipurpose terminals, the company has an important operational know-how and engineering expertise concerning proper coating and cooling temperatures of its tanks to avoid chemical reactions that could affect the safety of the terminals. This product diversification also contributes to mitigating the effects of volatility in the commercial environment of a single product in the company’s revenues and positions Ultracargo to benefit more from spot sales. As Ultracargo’s terminals are able to handle fuels, either fossil fuels or biofuels, we see the company well-positioned for the energy transition.

Distinguished positioning in the fuel distribution sector

We believe that Ipiranga differentiates itself from its competition in the sector by having a more diverse array of products and services, thereby being a more convenient choice for customers. It has the largest franchise brand in the convenience stores segment, through AmPm, and in the lubricants segment, through Jet Oil. In 2023, AmPm had a network of 1,540 stores, while Jet Oil had 1,145 units. Ipiranga also has one of the largest loyalty programs in Brazil, called Km de Vantagens which in 2022 was unified to “abastece aí”, transforming into a digital payment, cashback, and other financial service fintech, and a 56% stake in Iconic, a leader company in the lubricants segment in Brazil.

As one of the largest service station networks in Brazil, we believe Ipiranga has an appealing value proposition to resellers and franchisees. Ipiranga is able to provide them with fuel supply security and expanded credit options, as well as the right to use its renowned brands to attract end-consumers.

Strong corporate governance structure and alignment of interests

We believe we have been among Brazil’s leaders in the development and adoption of best practices in corporate governance. We use the capital markets not only as an investment resource but also as a driver for the development and consolidation of our corporate culture. One of the central pillars of this culture is a shared responsibility concept, based on the alignment of interests.

We have a solid track record of pioneering initiatives in corporate governance. In 1999, we were the first company to go public simultaneously on B3 and the NYSE under an ADS Level III program. In 2000, we became the first company in Brazil to offer all our shareholders tag-along rights at the same price in the case of a change of control.

In 2011, we completed the implementation of a new corporate governance structure, which we believe further aligned our shareholders’ interests by converting all preferred shares into common voting shares. The conversion resulted in all our shares having identical voting rights, which allows our shareholders to participate in the decisions of our shareholders’ meetings without (i) any limitations on voting rights, (ii) special treatment to current shareholders or (iii) mandatory public tender offers at a premium to market prices once a certain beneficial ownership threshold is achieved. In that same year, our shares were listed on the Novo Mercado segment of B3, which is the B3 segment with the highest standards of corporate governance and transparency. Currently, Ultrapar is a component of some of B3 stock indices that extol companies with great corporate governance initiatives, such as the IGCT, IGC-NM, ITAG and IGCX.

To further enhance our corporate governance structure, we have a robust compliance program. One of the pillars of our compliance program is related to its guidelines composed of our Code of Ethics, a document revised in March 2023 that guides the conduct of the Company members and their representatives from the external public, and our Corporate Policies, a set of more prescriptive documents covering procedures and controls to be adopted on topics such as corruption, good competition practices, conflicts of interest, among other issues related to corporate integrity. All these guidelines were approved by the Board of Directors and serve as a basis for training the employees of Ultrapar, in addition to be a reference to enforce the consequences in cases of misconduct. Ultrapar also has a Conduct Committee, a body directly linked to the Board of Directors, which consists of an independent and external president and executives of Ultrapar, including the Risks, Integrity and Audit Director, with the purpose of managing the application of the Code of Ethics, among others.

Our robust governance structure also includes the People and Sustainability Committee, which has been in place since 2011, the Investments Committee, which has been in place since 2019, and the Audit and Risks Committee which, since 2019, is a permanent body with independent board members.

In addition, to strengthen the alignment of interests between management and shareholders, members of Ultrapar’s management receive variable short-term compensation linked to performance based on financial goals defined for each business and for Ultrapar, in addition to individual goals associated with the businesses’ operating and commercial performance, people development, projects execution, among other objectives, always in line with the strategic plan approved by the Board of Directors. Since 2022, executives have at least 1/3 of their individual goals related to the ESG agenda. The long-term compensation plan, through which the Company’s executives become shareholders of Ultrapar, is based on (i) restricted shares – with transfer of ownership at the end of the vesting period, and (ii) performance shares – with transfer of ownership at the end of the vesting period, conditional on meeting pre-established goals.

Furthermore, we believe we are led by a strong and experienced management team with a proven track record in the energy, mobility and logistics infrastructure industries. As of the date of this annual report, our Board of Directors consisted of nine members, seven of whom being independent members. Under the Company’s Bylaws, our Board of Directors must be composed of 5 to 11 members, of which at least one-third (or two members, the highest) must be independent members. In 2021 and in 2023, we were awarded the stamp Women on Board, a recognition of our corporate culture of incentivizing gender equality and the presence of women in our board.

On April 19, 2023, the Annual and Extraordinary General Shareholders’ Meeting promoted an important renewal of the Board of Directors combining candidates who were members of the Company's management, including the Chief Executive Officer, with four new candidates, who brought relevant and complementary experiences to the Board. Furthermore, the majority of members of the Board of Directors remains independent members.

Value creation through a holding structure

As part of our portfolio, we consider the holding structure as a potential leverage to value creation in our Company. As a holding company with a diversified portfolio, scale, and listing in the domestic and international markets, we are able to access different sources and types of financing more efficiently than each of our businesses individually. The holding structure also allows for tax and capital allocation optimization, scale to administrative functions, attraction and retention of talented professionals, as well as institutional strength.

Strong operational track record

Our Company has exhibited a solid operational track record. Since our Initial Public Offer on October 13, 1999, we have never ended a year with net loss, presenting an average compounded annual growth of net income attributable to shareholders of the Company of 18% from 1999 to 2023, despite the overall macroeconomic volatility in Brazil and in the world during this same period.

Our strategies

Build on our strengths

One of our core strategies is to capitalize on our existing strengths, which have been important drivers of the Company’s growth, especially in recent years. We seek to preserve and further enhance the strengths described in “Item 4.B. Information on the Company—Business overview—Our Strengths” as we look to the future. By leveraging our strategy in our established capabilities and resources, we aim to maintain our current market position and achieve sustainable growth.

Streamline our business portfolio and further invest in the energy, mobility and logistics infrastructure sectors in Brazil

Throughout 2021, Ultrapar conducted a portfolio rationalization process, fully divesting from Oxiteno, Extrafarma and its 50% stake in ConectCar, and concentrating its operations in the energy, mobility and logistics infrastructure sectors, in which we have robust operational scale, know-how and structural competitive advantages. In addition to allowing our management to focus on our core businesses, the divestments also contributed to reducing Ultrapar’s financial leverage. The revised business portfolio is mainly concentrated in Brazil, a country with several opportunities in the energy, mobility and logistics infrastructure industries and it is well positioned in the context of energy transition via renewable energy sources. Ultrapar is also well positioned to take advantage of these opportunities, considering the main strengths of its businesses, as described in “Item 4.B. Information on the Company—Business overview—Our Strengths.”

We see our holding company’s role as that of an active, long-term manager of a portfolio composed of selected businesses in which Ultrapar can be the strategic shareholder committed to maximizing value generation.

Invest in building a succession pipeline for key leadership positions

We remain committed to building a pipeline of entrepreneurial leaders at Ultrapar as well as in our businesses. Through a combination of promoting internal talent, internal horizontal transfers and external hires, there has been a relevant renovation in senior management positions, covering all the senior management. From 2020 to 2023, we renewed 89% of our senior executives, which include our statutory executive officers and businesses’ directors, and executive managers who report to our statutory executive officers, with a balanced mix of external hires and internal promotion and transfers. These movements have been carried out in a gradual, planned, and constructive manner. In the last years, we worked to strengthen our management structure and governance, consolidating the pillars, and supporting the growth and longevity of Ultrapar.

Sustainability as part of the Company’s long-term strategic plan

Sustainability is intrinsic to the strategic planning of Ultrapar and its businesses, and aims to mitigate risks, foster opportunities and protect the Company’s value generation potential in the long term. We first conducted a materiality assessment in 2019, and since then, through a process guided by global macrotrends, specific businesses’ characteristics, the stakeholders’ perspectives and industry practices, we identified what our strategic priorities in the coming years are. The priorities, which cover the three ESG pillars (environmental, social and governance) and are connected to the United Nations (UN) Sustainable Development Goals (SDGs), are Ultrapar’s seven material topics: (i) health and safety; (ii) governance and integrity; (iii) energy transition; (iv) eco-efficient operations; (v) responsibility for the surrounding communities; (vi) value chain and (vii) inclusive culture and diversity. In 2023, the Company made public commitments to its ESG goals for 2030, which are aligned with the material topics.

Invest in new energy solutions through Ultragaz

As part of our strategy to expand the energy solutions offering, in September and November 2022, Ultrapar announced the acquisition of all shares of Stella and NEOgás, respectively, through Ultragaz. Stella is a technology platform that connects renewable electricity generators and customers through distributed generation and NEOgás is a pioneer in the transportation of compressed natural gas in Brazil, operating in sectors such as the industrial, vehicular and development of special projects in partnership with natural gas distributors. Both acquisitions marked Ultragaz’s entry into these sectors, which is in line with its strategy of expanding the offering of energy solutions to customers, leveraging on its capillarity, commercial strength, the Ultragaz brand and its extensive base of industrial and residential customers.

Expand our bulk storage capacity, including to inland operations, while seeking to maximize assets utilization

Ultracargo’s growth is mainly driven by expanding its installed capacity or increasing the utilization rate of its terminals. Over the last few years, Ultracargo has expanded its installed capacity and diversified its geographic position with gains of scale. In addition, Ultracargo began in 2023 to expand to inland liquid bulk storage and logistics operations, considering the growth of agribusiness and the growing demand for biofuels. The first move of Ultracargo to inland operations was in April 2023, when Ultracargo signed an agreement for the acquisition of a 50% stake in Opla, the largest independent terminal of ethanol in Brazil. For more information on recent and future capacity expansions already announced by Ultracargo, also related to inland terminals, see “Item 4. Information on the Company—Industry and regulatory overview—B. Storage services for liquid bulk —Ultracargo— Increases in installed capacity.”

Ultracargo also seeks to maximize its assets utilization rates through more efficient operations and diversification of transportation modes at each terminal. For example, Ultracargo created two programs, Soul and Conecta, to enhance operational efficiency, improve processes and management, reduce waste and increase safety standards. For more information on Soul and Conecta, see “Item 4. Information on the Company—Industry and regulatory overview—B. Storage services for liquid bulk —Ultracargo— Operational efficiency and technology.” Furthermore, Ultracargo is currently investing in the construction of two railway branches, one at Paulínia (state of São Paulo) to improve the transport of ethanol from the recently acquired Rondonópolis terminal to Opla, and another at Santos to improve liquid bulk flow and increase the potential utilization of the installed capacity in this terminal.

Focus on safer and more efficient operations in fuel distribution

In 2022, Ipiranga developed a turnaround plan focused on certain fundamental pillars of its business, including: (i) pricing intelligence, (ii) logistics and distribution, (iii) supply and trading and (iv) network management and engagement. Since then, the company has made significant advances, especially in the pillars of pricing, trading and network engagement, but we still have room to further unlock value, especially in the logistics and distribution front.

We see logistics and distribution as a more long-term, structural initiative, focused on optimizing processes and systems, increasing logistics efficiency and achieving better service levels. Ipiranga will seek to continuously invest in its logistic infrastructure in order to create a safer and more efficient operation, reduce the company’s operating costs and improve its productivity gains.

Develop the trading operations in fuel distribution

Supply and trading have been one of the main topics on which Ipiranga’s management has focused its attention, and one of the four pillars of Ipiranga’s turnaround plan. As Petrobras no longer supplies all the Brazilian market, there has been a necessity of distributors to supply their networks with either other local refineries’ products or imports and, therefore, the supply and trading intelligence has been a major competitive differentiation factor, as discussed in “Item 5. Operating and financial review and prospects—D. Trend information.”

Since 2022, we have seen several benefits of active and strategic trading operations on supply optimization, allowing Ipiranga to access global suppliers and expand its product portfolio. Apart from its supply role, trading is also essential in creating opportunities to benefit from market trends and, to some degree, navigate through market volatility.

We see potential in further developing our trading operations, but we are also looking to do so carefully, as our skills, market intelligence and risk governance evolve.

Promote and benefit from the formalization of the fuel distribution market

We plan to continue to collaborate with the competent authorities to promote improvements to legislation and to enhance regulatory enforcements in the fuel distribution sector to create a level playing field in the market, increasing sales volume in the formal market, and improving our gross margin, thus reducing the competitiveness of players which benefited from cost advantages derived from unfair practices. These initiatives are particularly relevant in the Brazilian market. In 2021, FGV published a study showing estimated losses of R$26 billion in nominal terms as a result of informal market practices, with R$14 billion attributed to tax losses and R$16 billion to operational losses or physical volume (R$4 billion of deductions were made to avoid double counting).

For a more in-depth discussion on actions taken by Ipiranga and other market players to curb anticompetitive practices, see “Item 4. Information on the Company—Industry and regulatory overview—C. Fuel distribution—Ipiranga—Anticompetitive practices.”

Risk management and strategy

Ultrapar seeks protection against risks that may adversely impact the objectives and strategies established by its senior management. To ensure that risks are effectively assessed and monitored by the Executive Officers, the Audit and Risks Committee and the Board of Directors, a systemic risk matrix that consolidates all of Ultrapar’s business risks was developed, encompassing five categories according to which the risks are classified and considering current and relevant topics to Ultrapar and its businesses. The five categories are described below:

  Strategic and sustainability risks are associated with external and internal factors which may impact the competitiveness of the businesses and the Company’s long-term objectives, such as the influence of politics and the economy, market regulations, technological revolutions, sustainability (social and environmental impacts), and capital allocation decisions, among others;
  Operational risks are directly linked to the operation of the businesses, related to daily activities and safety, environmental, quality and logistics procedures, as well as the relationship with suppliers and customers;
  Financial and capital market risks are related to accounting and financial management, level of indebtedness and cash flow, preparation of financial statements and other interactions with the financial and capital markets;
  Integrity risks are of a behavioral and regulatory nature, which may have negative consequences for Ultrapar’s business and/or reputation; and
  Cybersecurity risks are associated with the stability and operational continuity of the Company’s information technology systems, compliance with governance rules related to security, and processing and storage of personal, financial, operational and strategic data.

Each topic is evaluated in a standardized way for all businesses, considering the internal and external environments and corporate or business-specific policies, and quantified in terms of impact and vulnerability, thus enabling greater focus of management on the most relevant risks. The resulting matrix, as well as risk analyses and proposed action plans, when necessary, are regularly discussed among the businesses, the Executive Officers, the Audit and Risks Committee and the Board of Directors.

For information on cybersecurity threats, see “Item 3.D. Key information—Risk factors—Information technology failures, including those that affect the privacy and security of personal data, as a result of cyber-attacks or other causes, could adversely affect our businesses and the market price of our shares and ADSs.”

Governance

Ultrapar’s integrated risk management model has defined roles and responsibilities within different levels of its organizational structure, as described below. This overall governance structure applies to all risks monitored by Ultrapar, including those arising from cybersecurity threats. However, each risk theme may rely on additional structures, depending on the specific needs and risks.

The Board of Directors is responsible for periodically assessing Ultrapar’s exposure to risks through the systemic risks matrix and evaluating the effectiveness of risks management systems, thus ensuring that Ultrapar’s Executive Officers and the businesses are able to recognize, assess and control their risks properly.

The Audit and Risks Committee is responsible for assessing the effectiveness of risks management and internal controls mechanisms, evaluating Ultrapar’s systemic risks matrix and submitting it to the Board of Directors’ approval, assisting the Board of Directors in assessing and defining acceptable risk levels and monitoring how risk non-conformities are being handled.

The Risks, Integrity and Audit Department is directly linked to the Audit and Risks Committee and is responsible for establishing the methodology for an integrated and comparative view of risks at Ultrapar and coordinating risks presentations and reporting at all organizational levels.

Ultrapar’s Executive Officers are responsible for assessing the effectiveness of the risks management and internal controls mechanisms, proposing improvements to risks management mechanisms and validating the systemic risks matrix before it is submitted to the Audit and Risks Committee.

The businesses’ CEOs are responsible for providing the necessary resources for the execution and maintenance of risks management mechanisms in their respective business. Directors of each business are responsible for guaranteeing the effective execution of risks mitigation and management mechanisms and controls in their jurisdiction, identifying and assessing business risks, quantifying risks in terms of impact and vulnerability in the business risks matrix and defining and implementing action plans for identified risks.

Risk theme managers are responsible for implementing risk mitigation and management mechanisms and controls, identifying business risks scenarios, describing the impact and vulnerability of the business in the identified risks scenarios, suggesting and executing action plans and mitigation controls and monitoring risks scenarios and indicators for their respective business. Each business also has risks and integrity departments of their own, which are responsible for disseminating the concepts of risks management in their business, supporting the Risks, Integrity and Audit Department, the directors and risk theme managers in identifying, quantifying and defining risks mitigation action plans, developing, monitoring and reporting controls related to the mitigation and management of risks in the business and supporting the implementation of risks mitigation action plans in their business.

Environmental, social and governance

As Ultrapar believes that sustainability is an essential theme for the continuity of its businesses, it is part of its strategic planning. In this context, Ultrapar defined its seven material topics, which cover the three ESG pillars (environmental, social and governance) and represent relevant topics on which the Company must focus its efforts. In 2022, Ultrapar defined ambitions and goals for 2030 for each material topic and, in 2023, disclosed them to the external public.

Ultrapar published a Sustainability Report for the year ended December 31, 2023, which brings together highlights of the year in the areas of finance, operations and ESG. The report was prepared based on the GRI standards, includes the SASB indicators for the Oil and Gas sector (Refining and Marketing), and presents data on Ultrapar’s governance, strategy, risk management and climate performance in line with the guidelines of the TCFD.

Material topics, ambitions and 2030 goals

Ultrapar’s materiality matrix was created in 2019, based on a process divided into three major stages: (i) analysis of studies linked to the sustainability agenda, media publications, comments disclosed by investors, government bodies and national and international entities, applicable legislation and standards, and an assessment of the status of the businesses and their sectors of activity; (ii) consultations with Ultrapar’s main stakeholders – the Executive Officers, shareholders and investors, employees, regulatory and supervisory bodies, sectoral entities, civil society organizations and the media; and (iii) validation of the matrix by the Board of Directors.

We revised our materiality matrix in 2021 focusing on seven material topics, which we defined through a process guided by global macrotrends, specific business characteristics, stakeholders’ perspectives and industry practices. The defined material topics are also linked to the United Nations (UN) Sustainable Development Goals. For each topic, the ESG 2030 Plan established an ambition and specific goals to be achieved by 2030. The seven material topics of Ultrapar and their respective ambitions and goals for 2030 are:

  Health and safety: Ultrapar aims to ensure a strong health and safety culture, with processes and performance indexes at a level of excellence, providing quality of life for employees and safety for the communities surrounding our operations.
  Goals for 2030: (i) reduce the lost-time injury frequency rate by 50% (from an LTIF rate of 0.96 in 2020 to 0.5 in 2030); (ii) reduce the process accident rate by 70% (from a PSE rate of 1.55 in 2020 to 0.5 in 2030) and (iii) ensure that employees are supported by healthcare and quality of life programs.
  Results in 2023: in 2023, our LTIF rate was 0.78 (a decrease of 37% compared to 2022 and of 19% compared to 2020), our PSE rate was 0.73 (a decrease of 29% compared to 2022 and of 53% compared to 2020) and we advanced on the definition of healthcare and quality of life programs.
  Governance and integrity: Ultrapar seeks to be a protagonist in governance and integrity, influencing the business environment in relation to the adoption of best practices and ethical conduct.
  Goals for 2030: (i) achieve the highest level of integrity culture, evolving from proactive to a generative level based on the Hearts&Minds culture diagnosis and (ii) ensure best practices in corporate governance, including, but not limited to, alignment of executive compensation, respect for minority shareholders and transparency of information.
  Results in 2023: in 2023, we maintained the proactive level of integrity culture, maintained an AA rating in the MSCI ESG Rating and reentered the ISE B3 portfolio, with a score of 83 out of 100 in the Corporate Governance dimension.
  Energy transition: Ultrapar intends to plan and implement strategies aimed at transitioning to a low-carbon economy.
  Goal for 2030: implement measures to reduce and mitigate GHG emissions in operations, ensuring carbon neutrality (scope 1 and 2 emissions) from 2025 onwards.
  Results in 2023: in 2023, 29% of our scope 1 emissions were neutralized and 100% of our scope 2 emissions were neutralized, both in line with the percentages of 2022.
  Eco-efficient operations: Ultrapar aims to ensure excellence in the environmental management of operations, ensuring the efficient use of natural resources and optimizing waste management.
  Goals for 2030: (i) maintain 100% of electricity consumed from certified renewable sources; (ii) zero spills with a risk of contamination of soil and water and (iii) reduce to zero the volume of hazardous or non-hazardous waste sent to landfills, due to the use of more sustainable solutions (such as composting, recycling and co-processing)
  Results in 2023: in 2023, 100% of our consumed electricity was from renewable and certified sources, we had zero spills in 2023, compared to one in 2022, and 39% of our waste was sent to landfills, 30 percentage points lower as compared to 2022.
  Responsibility for the surrounding communities: Ultrapar seeks to act responsibly regarding the surrounding communities of our operations, generating opportunities for local development.
  Goal for 2030: invest in initiatives and partnerships that promote high-quality education and employment and income generation in the communities surrounding our operations, through the Company’s own resources, tax incentives and support for emergency actions.
  Results in 2023: in 2023, R$ 25 million were invested by Ultrapar in such initiatives and partnerships, 21% higher than the amount invested in 2022.

  Value chain: Ultrapar plans to influence, promote and monitor the adoption of best ESG practices in all its businesses’ value chains.
  Goals for 2030: (i) ensure that 100% of critical suppliers (those who source essential inputs or services for the Company’s operations and/or with relevant expenditures) adopt ESG best practices and (ii) ensure that 100% of selected resellers, in accordance with the strategic plan of each business (applied only to Ipiranga and Ultragaz), adopt ESG practices or commitments.
  Results in 2023: in 2023, we reviewed the scope of critical suppliers in each of our businesses, made advances in structuring ESG best practices to be implemented starting in 2024 and provided ESG training for resellers.
  Inclusive culture and diversity: Ultrapar strives to continuously promote an inclusive environment and develop our people, providing conditions for each employee to reach their full potential and contribute to greater perspectives and experiences in the decision-making process.
  Goals for 2030: (i) achieve a 50% level of gender and ethnic equity in senior management positions (management positions and above) and 33% in the Board of Directors and (ii) ensure an inclusive workplace environment that can be measured and recognized in internal organizational climate surveys.
  Results in 2023: in 2023, we achieved a 42% level of gender and ethnic equity in senior management, 4 percentage points above that of 2022, and 22% in the Board of Directors, 2 percentage points above that of 2022. We also achieved an 83% satisfaction rating for an inclusive workplace environment, 7 percentage points above that of 2022.

Key financial information

Gross Debt and Net Debt

The information in the table below presents a reconciliation of Gross Debt and Net Debt, a non-GAAP financial measure, to the most directly comparable IFRS financial measure. Our calculation of Gross Debt and Net Debt may differ from the calculation of similarly titled measures used by other companies. Our management believes that the disclosure of Gross Debt and Net Debt is useful to potential investors as it helps to give them a clearer understanding of our financial liquidity. However, Gross Debt and Net Debt are not measures under IFRS and should not be considered as substitutes for measures of indebtedness determined in accordance with IFRS. For more information, see “Presentation of financial information—non-GAAP financial measures.”

The table below presents a reconciliation from Gross Debt to Net Debt measure to the most directly comparable measure derived from IFRS financial measures:

	As of December 31,
In millions of Reais	2023	2022	2021
Loans, financing and derivative financial instruments	6,661.0	5,714.5	9,290.9
(+) Debentures	5,107.0	6,035.9	7,086.8
Gross Debt	11,768.0	11,750.4	16,377.6
(+) Leases payables	1,523.9	1,523.8	1,348.3
(-) Cash, cash equivalents, financial investments and derivative financial instruments	(7,170.6)	(6,585.0)	(4,463.5)
Net Debt	6,121.4	6,689.2	13,262.5

Industry and regulatory overview

     Distribution of LPG

LPG is a fuel derived from the oil or natural gas refinery process or petrochemical industry. It is produced from the separation of lighter fractions of oil when processing raw natural gas and is composed of a mixture of hydrocarbon gases, such as propane and butane. In 2023, 79% of Brazil’s domestic demand was produced in local refineries and processing units while the remaining 21% was imported. LPG has the following primary uses in Brazil:

  Bottled LPG: used primarily by residential consumers for cooking. According to Sindigás, LPG reaches over 66 million households (91% of the total households in Brazil) and is present in 100% of Brazilian cities; and
  Bulk LPG: used primarily for cooking and water heating in shopping malls, hotels, residential buildings, restaurants, laundries, hospitals and industries, with several other specific applications to each industrial process, such as: grains and seeds drying, cotton processing, temperature control in poultry and pig farming, coffee drying and roasting, application of resins on fruits and seedling and plant greenhouses.
39

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
40

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

Bulk delivery is the main delivery method to large volume consumers, such as residential buildings, hospitals, small-and-medium-sized businesses and industries. In the case of bulk delivery, the LPG is pumped directly into tanker trucks at filling stations, transported to customers and pumped into a bulk storage tank located at the customer’s premises. The installation of bulk storage tanks is usually carried out by the distributors (such as Ultragaz).

The role of the Brazilian government. The Brazilian government historically regulated the sale and distribution of LPG in Brazil. The period from 1960 to 1990 was characterized by heavy governmental regulation, including price controls, regulation of geographical areas in which each LPG distributor could operate, regulation of services offered by distributors and governmental quotas for the LPG sold by distributors, thus restricting the growth of larger LPG distributors. In the early 1990s, a deregulation process took place, easing the requirements for the entry of distributors into the market, reducing administrative burdens and removing regional market restrictions. There are currently no restrictions on foreign ownership of LPG companies in Brazil.

The role of Petrobras. Petrobras had a legal monopoly in the exploration, production, refining, importing and transporting of crude oil and oil products in Brazil and Brazil’s continental waters since its establishment in 1953. This monopoly was confirmed in Brazil’s federal constitution enacted in 1988 and lasted until 1997 when the monopoly was lifted by the enactment of the “Lei do Petróleo” (Oil Law). Petrobras was historically the sole supplier of oil and oil-related products in Brazil, including LPG, and despite no longer being a monopoly, it is still responsible for most of the LPG supply in Brazil.

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

LPG distributors are required to provide ANP monthly reports with their sales of previous month, also they must provide the volume of LPG required for the next three months. ANP limits the volume of LPG that may be ordered by each distributor based on the number of bottles and infrastructure owned by the distributor. After receiving this information, the suppliers order the LPG.

LPG distribution to the final consumer may be carried out by independent or exclusive resellers, according to ANP Resolutions 49/16 and 51/16. Each LPG distributor must provide ANP with information regarding its contracted independent resellers on a monthly basis. The construction of LPG filling plants and storage facilities is subject to the prior approval of ANP and may only begin its operations after ANP inspection.

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

Environmental, health and safety standards. LPG distributors are regulated by ANP and subject to Brazilian federal state and local laws and regulations relating to the protection of the environment, public health and safety. The CONAMA, the Ministry of Economy, and the Ministry of Infrastructure are the primary regulators of LPG distribution at the federal level.

The Brazilian regulations require LPG distributors to obtain operating permits from the environmental agencies, from municipal authorities and from the fire department. In order to obtain and maintain the validity of such permits, distributors must prove to regulatory authorities that the operation of facilities are in compliance with regulations and are not prejudicial to the environment and the community. In addition, regulations establish standard procedures for transporting, delivering and storing LPG and for testing and requalification of LPG bottles. Civil, administrative and criminal sanctions, including fines and the revocation of licenses, may apply to violations of regulations. Under applicable law, distributors are strictly and jointly liable for environmental damages.

The LPG industry and market are also subject to occupational health and safety standards, including labor laws, social security laws and consumer protection laws. In addition, the company also has a sustainability policy that describes the best management practices for health, safety and the environment.

Ultragaz

As of December 31, 2023, Ultragaz was the leading company in the Brazilian bulk LPG market and the second largest in total volumes, according to ANP. Founded in 1937, Ultragaz was the first LPG distributor in Brazil, when wood stoves and, to a lesser extent, alcohol, kerosene and coal stoves were used. For more information about Ultragaz’s history, see “Item 4.A. Information on the Company—History and development of the Company—A.1. Continuing operations—Ultragaz.”

Ultragaz is comprised of the following operating subsidiaries:

•	Cia Ultragaz, which comprises:
	-	Ultragaz, the company that pioneered our LPG operations;
	-	Bahiana, which primarily operates in the Northeast region of Brazil;
	-	Utingás, a storage services provider that operates two facilities in São Paulo and Paraná. Utingás was incorporated in 1967 when Ultragaz and other LPG distributors joined to construct LPG storage facilities based in the states of São Paulo and;Paraná. Ultragaz currently indirectly owns 57% of Utingás. See “Item 4. Information on the Company—Industry and regulatory overview—Storage of LPG;” and
•	Ultragaz Energia, a company that aims to provide other types of energy beyond LPG, which comprises:
	-	Stella, a technology platform that connects renewable electricity generators (solar plants) and customers through distributed generation. It is an alternative for low voltage consumers to access lower energy prices. The company was founded in 2019 and was acquired by Ultragaz in 2022. For more information about this acquisition, see “Item 4.A. Information on the Company—History and development of the Company—A.1 Continuing operations—Ultragaz.”
	-	NEOgás, a pioneer in the transportation of compressed natural gas in Brazil, operates in several segments including the industrial, vehicular and development of special projects in partnership with natural gas distributors. The transaction was approved by CADE in January 2023 and closed on February 1, 2023. This acquisition marked Ultragaz’s entry into the compressed natural gas distribution segment and, in addition, Ultragaz believes that NEOgás is an ideal platform for enabling biomethane distribution opportunities.

Markets and marketing. When Ultragaz began its operations, it served only the Southeast region of Brazil. Currently, Ultragaz is present in almost all of Brazil’s significant population centers. In recent years, Ultragaz strengthened its presence in the North and Northeast regions, where it did not have significant operations, including the building of new bottling and distribution plants in Belém (state of Pará) and Fortaleza (state of Ceará). Distribution of bottled LPG includes mainly retail stores, carried out by Ultragaz’s dealership network, mainly using 13 kg ANP approved bottles. In the case of Ultragaz, the bottles are painted blue. Ultragaz’s operating margins for bottled LPG vary from region to region and reflect the distribution channel in the region.

The LPG bottled market in Brazil is mature and Ultragaz believes that growth in demand in the long term will be a function of an increasing number of households consuming the product as well as an increasing level of household income.

Distribution of bulk LPG is largely carried out through 190 kg storage tanks installed on the clients’ premises. Since 1995, Ultragaz operates small-and-medium-sized bulk delivery facilities with bob-tail trucks, which deliver LPG in bulk mainly to residential buildings, commercial and industrial clients. Ultragaz’s clients in the commercial sector include shopping malls, hotels, residential buildings, restaurants, laundries, and hospitals. Ultragaz’s trucks supply clients’ stationary tanks using a system that is quick, safe, and cost effective.

Ultragaz’s strategy for the bulk LPG distribution is to continue innovating its products and services for a variety of clients, including large, medium and small businesses and condominiums. Ultragaz has a team to identify the needs of each bulk LPG client and to develop technical solutions for using LPG as an energy source. It permeates the entire value chain of the bulk segment, based on: (i) differentiated value proposition for the client, (ii) standardization of processes, and (iii) rationalization of the installation process.

The table below shows Ultragaz’s sales volume of LPG to clients of bottled and bulk segments:

Client category	2023	2022	2021
	(in thousands of tons)
Bottled LPG
Residential delivery by Ultragaz / Ultragaz owned retail stores	42	42	38
Independent resellers(1)	1,080	1,086	1,116
Total bottled LPG	1,122	1,127	1,154
Total bulk LPG	616	579	560
Total tons delivered	1,738	1,706	1,714

(1) Includes residential deliveries and distribution through retailers’ stores.

Residential delivery has evolved during the last years from primarily door-to-door to a scheduled format, through orders by phone or app.

LPG distribution is a dynamic retail market where consumers’ habits change constantly, thus creating opportunities for the company. In order to track market developments more closely and differentiate itself from its competitors, Ultragaz has developed and enhanced sales channels and payment methods. In the last decade, the company expanded the participation of Disk Gás (sale of LPG bottles by telephone) and, more recently, introduced ordering through a website (Pedido Online), cell phone messages (WhatsApp) and through a smartphone app (Ultragaz app), which reached 5.4 million downloads at the end of 2023. Ultragaz entered into sales partnerships with apps from companies such as iFood and abastece aí and is currently implementing a vending machine for LPG cylinders, called Ultragaz 24h, which works 24/7 and accept varied payment methods. These initiatives provide customers with greater convenience, add further value, and generate logistic optimization to Ultragaz. The same principles have been extended to the bulk segment, in which Ultragaz is a pioneer and has a leading position.

Ultragaz has been developing new technologies for different markets, such as industrial, agribusiness, small and medium businesses, residential buildings, and household customers. For agribusiness, Ultragaz has developed a new system to control the whole seed and grain drying process using Internet of Things (IoT) to optimize LPG consumption. In addition, Ultragaz has also expanded LPG uses portfolio to residential buildings, with a solution for remote gas metering, improving the technology for its customers and increasing the security of the reading process.

In May 2021, Ultragaz launched its new brand image. The new visual identity addressed its purpose of contributing to changing people’s lives. Keeping an eye to the future, and in the spirit of its new motto “Somando energias” (Combining energies), Ultragaz is employing its vast experience in the LPG market together with technology to create energy solutions that focus on its customers’ needs, helping them to better manage the energy usage in their homes and businesses.

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

Distribution infrastructure. Ultragaz’s distribution strategy includes having its own infrastructure for bulk LPG, given that the proximity to customers is a significant success factor. Ultragaz also maintains a large independent reseller network for bottled LPG. Deliveries for both bottled and bulk LPG are made by staff wearing Ultragaz uniforms and driving vehicles with Ultragaz’s logo. Ultragaz has also invested in information technology for improving its processes, such as logistics optimization and production efficiency. Ultragaz delivers bottled LPG, using a distribution network, which included 6.2 thousand independent resellers and a fleet of around 120 vehicles for gas bottles delivery and 320 vehicles for bulk delivery as of December 31, 2023.

On August 16, 2023, CADE approved the consortium agreement between Ultragaz and Supergasbrás for sharing part of their operations, infrastructure of LPG storage and filling bases. Through this agreement, Ultragaz will expand its presence from 19 to 24 existing filling bases. Operating synergies are expected from optimizing logistics routes and reducing costs related to operations, filling and storage. In addition, customers and resellers are expected to benefit from greater supply security and service levels in the relevant regions. Neither Ultragaz nor Supergasbrás anticipate any change to their commercial operations.

Process of filling LPG bottles. The entire process of filling LPG bottles occurs within Ultragaz’s filling bases, which are equipped with infrastructure and technology supporting an automated process that is intended to provide safety of both employees and customers. At Ultragaz bases, bottles from Ultragaz and other distributors arrive and are later exchanged at bottle swapping centers. The first step in the filling process is visual inspection, ensuring that the bottles are in good condition and within the expiration date. Those that do not pass this stage undergo a requalification process. After this, each bottle is weighed to ensure that each one will be filled with the appropriate amount of LPG. Next, the bottles move to the carousel, where almost all the bottle filling is done automatically (with manual fine-tuning). Once the bottle is filled, it undergoes safety checks. The first check ensures that the O’ring (rubber that prevents gas leakage) is properly sealed, and the second is laser detection to ensure there are no leaks. Additionally, an additive is introduced to give an odor to the otherwise odorless LPG, ensuring easy detection in case of a leak. Finally, the cylinders are washed, dried, and painted before being returned to the customer.

Bottled sales capacity derives from the number of bottles bearing Ultragaz’s brands. As of December 31, 2023, there were 28 million bottles stamped with Ultragaz’s brands in the market, 26 million of them 13 kg bottles.

Independent resellers. Ultragaz’s independent distribution network ranges from large resellers, which carry out extensive home deliveries, to single retail stores, which sell small quantities of LPG bottles. ANP Resolution 51/16, as amended, sets that the independent resellers must be registered with ANP and comply with a list of prerequisites, as well as those required by law for the storage of bottles up to 90 kg. Also, each municipality sets forth its own safety regulations, including a minimum distance from certain locations, such as schools. For the year ended December 31, 2023, 96% of Ultragaz’s bottled LPG sales were made through resellers. The agreements entered between Ultragaz and independent resellers require the use of Ultragaz brand and the display of Ultragaz logo in the delivery vehicles and on the uniforms worn by the delivery staff. Proprietary rights of the trademark and the logo are retained by Ultragaz and are duly registered with INPI. All contracted resellers are Ultragaz’s exclusive representatives. Under the terms of the respective contracts, each dealer agrees not to deliver non-Ultragaz LPG bottles.

Ultragaz understands that investing in the efficiency of its reseller network is key for staying ahead of competition and at the same time aligned with market demand for LPG. Accordingly, Ultragaz has developed several programs aimed at improving resellers’ management quality and standards.

The main program is the Lapidar Challenge (exclusive excellence program for resellers), which seeks to standardize the best management practices of Ultragaz’s resellers, through the pillars of customer experience, business management, teams and resale structure, with focus on strict compliance with the laws applicable to the sector. Through a continuous evaluation process with annual cycles, resellers are classified into categories, allowing participants to verify their performance against Ultragaz standards of excellence and stimulating constant improvement. In 2020, Ultragaz reviewed the entire program to turn it more attractive, contributing to an evolution in its dealer network continuously and bringing excellence in execution and a better customer experience.

In 2020, Ultragaz created a digital relationship channel with its resellers called MAP – Meu Aplicativo Parceiro (My Partner App), which currently has 6.2 thousand connected partners. In this app, resellers have access to resources that improve their work process and to a marketplace platform, namely Portal Ultragaz, where they can purchase several items.

In 2020, Ultragaz also developed the Amigu app, the company’s last-mile tool that identifies the closest Ultragaz’s deliveryman to the customer location. Currently, the app has more than 5 thousand deliverymen connected in more than 1.3 thousand cities across Brazil.

Distribution channels to bulk consumers. Bulk distribution is made directly to customers by delivering LPG to storage tanks located at customers’ facilities. Both large and small bulk distribution are mainly made by bob-tail trucks and, in some cases, third-party tanker trucks.

Ultragaz has improved the digitization of its processes and sales channels by offering an omnichannel solution to customers. This digital service channel offers greater security, transparency, and agility in service. Ultragaz’s logistics strategy is also focused on the customer journey. The investments in routing systems, demand planning and last-mile solutions are intended to provide high-level delivery and information services to the client, not only improving the customer experience, but also raising Ultragaz’s operational efficiency.

Payment terms. Ultragaz’s sales through its retail stores and through home delivery are made mainly on a cash basis. Ultragaz’s sales to independent resellers and to industrial and commercial users have payment terms of 19 days on average.

Bottle swapping centers. Pursuant to the ANP Resolution 49/16, as amended, distributors have established 9 operating swapping centers to facilitate the return of the bottles to the appropriate distributor. Under the ANP Resolution 49/16, as amended, LPG distributors were not permitted to refill third-party bottles, although they may pick up any empty LPG bottle tendered by customers in exchange for a full LPG bottle, regardless of whether such empty bottle was put in circulation by that distributor. Accordingly, LPG distributors may deliver third-party bottles to a swapping center where such bottles may be exchanged for bottles placed in circulation by such LPG distributor.

Requalification of bottles. The lifetime of a bottle depends on several factors, the most important being the exposure of the bottle to corrosion from the atmosphere and whether the bottle has been damaged. The ANP Resolution 49/16, as amended, provides that all bottles must be requalified after their first 15 years of use, and every 10 years thereafter. Each bottle is visually inspected for damage and corrosion to determine if it can be requalified or if it should be scrapped. In the case of bottles which pass the quality and safety checks, several procedures are followed before the bottles are stamped with the year of requalification and the next term in which they are due for requalification. Ultragaz had to requalify 2.1 million bottles, 2.4 million bottles and 2.1 million bottles in 2023, 2022 and 2021, respectively.

Supply of LPG. Currently, the main supplier of LPG to Ultragaz is Petrobras. In 2019, Petrobras entered into an agreement with CADE aimed at promoting the competition in the natural gas market in Brazil, including the sale of shareholdings in companies operating thereof as a means of encouraging the entry of new players into the LPG supply network. In 2023, 17% of Ultragaz’s overall supply needs were met by private suppliers, other than Petrobras.

Prices of LPG. From 2008 to 2016, Petrobras increased LPG refinery prices for commercial and industrial usage only sporadically. Since June 2017, LPG refinery prices generally reflected international pricing levels and exchange rate variations, although there have been periods when oil derivatives prices in Brazil did not immediately reflect international due to Petrobras’s pricing guidelines, which softened the effects of price volatility in the international market on domestic prices. In November 2019, after a change in its pricing policy, Petrobras ended the price differentiation for bulk and bottled segments, and both were converted into one single price. In May 2023, Petrobras announced that fuel prices (including LPG) would no longer be guaranteed at the international parity price, as per the previous pricing policy. Since July 2023, Petrobras has not adjusted the price of LPG, despite the price increases of the raw material on the international market.

The following chart shows the price of LPG (in R$/kg) practiced by Petrobras and the import parity price.

Souces: Petrobras and ANP

Storage of LPG. On December 31, 2023, Ultragaz’s storage capacity was approximately 20.8 thousand tons, including our 57% stake in Utingás’ storage capacity. Based on its 2023 average LPG sales, Ultragaz could store approximately 3.6 working days of LPG supply.

Ultragaz stores its LPG, which is delivered by the supplier and bottled predominantly in the liquid state, in large tanks at each of its filling plants located throughout the regions in which it operates. Primary filling plants receive LPG directly from refineries and processing units by pipelines; secondary filling plants are supplied by trucks; and satellite plants primarily hold LPG which is used to fill bob-tail trucks for small bulk distribution to customers that are not located near a primary or a secondary filling plant. See “Item 4.B. Information on the Company—Business overview—Industry and regulatory overview—A. Distribution of LPG” and “Item 4.D. Information on the Company—Property, plant and equipment.”

Competition. Ultragaz’s main competitors are:

  Copa Energia: a group created in 2021 that owns the LPG distributors Liquigás and Copagaz;

  Nacional Gás: a Brazilian LPG distributor, which has been present in the market for more than 60 years; and

  Supergasbrás: a company controlled by SHV Energy (a major multinational LPG distributor), formed by the merger of Minasgás S.A. and Supergasbrás S.A.

The following table sets forth the market share of Ultragaz and its LPG competitors in terms of volume, according to ANP:

	Year ended December 31,
LPG distributor	2023	2022	2021
Ultragaz	23.4%	23.1%	23.1%
Copa Energia (Liquigás + Copagaz)	24.1%	24.5%	25.7%
Nacional Gás	21.5%	21.8%	21.3%
Supergasbrás	20.6%	20.8%	20.6%
Others	10.3%	9.9%	9.3%
Total	100.0%	100.0%	100.0%

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

As of December 31, 2023, the LPG distribution industry in Brazil consists of 20 LPG distribution companies or groups of companies and is regulated by the ANP. In August 2019, Copagaz, Itaúsa, Nacional Gás and Fogás entered into an agreement with Petrobras to acquire Liquigás, which was approved by CADE in November 2020 and closed in December 2020, marking the exit of Petrobras from the LPG distribution market. The agreement created Copa Energia in 2021, one of the main players in the LPG distribution market.

In addition to competing with other LPG distributors, Ultragaz competes with companies that offer alternative energy sources to LPG, such as natural gas, wood, diesel, fuel oil and electricity. While fuel oil is less expensive, LPG has performance and environmental advantages in most uses. As a result, natural gas is currently the main source of energy Ultragaz competes with.

The natural gas segment has become increasingly more competitive relative to LPG over the last years, especially in the South and Southeast regions of Brazil, as a result of increased investments in the natural gas infrastructure grid in these regions. Going forward, we expect the natural gas market to receive further investments and witness the entry of new players following the agreement between Petrobras and CADE to promote competition in the sector. For example, in July 2022, Petrobras sold its 51% stake in Gaspetro (currently Commit Gás S.A.), a holding company with a stake in piped gas distribution companies located in different states of Brazil, to Compass Gás e Energia S.A., a company controlled by Cosan.

Besides the grid development, current investments in liquified natural gas terminals will increase the supply of natural gas, which will likely facilitate small-scale operations. This type of operation competes against LPG in areas where the natural gas grid/pipes do not reach. The natural gas sector, in general, is a threat for LPG, especially for industries in the bulk segment.

To mitigate the competitive risk with natural gas, Ultragaz has been focusing its operations more on inland regions, which are far from the natural gas infrastructure grid. Besides, Ultragaz has been seeking to offer LPG to smaller bulk customers, as it tends to be more competitive than natural gas.

In 2023, the Brazilian LPG market increased by 1% compared to 2022, according to ANP data, as a result of the increase of 5% in the bulk segment, driven by the country’s economic growth, partially offset by the 1% drop in the bottled segment, due to lower market demand.

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

Due to the success and results achieved with the SOU Program in 2022, in 2023 Ultragaz was awarded first place in management category at the prestigious LPG Award. This event recognizes the best initiatives implemented in the LPG industry in Brazil, featuring presentations from national and international debaters.

Moreover, Ultragaz continually invests to improve the painting process at its LPG filling plants – every bottle is repainted before it is shipped to consumers. Investments in this area have been focused on modernizing the painting systems and equipment to achieve higher performance and lower carbon emissions. In this regard, Ultragaz has been using for several years solvents free of aromatic hydrocarbons and, more recently, experimenting “Bio-Paint” made of renewable plant inputs, which, we expect, should considerably reduce volatile organic compounds and CO2 emissions into the atmosphere, and therefore be more environmentally friendly.

Income tax exemption status. Brazilian legislation provides a 75% income tax reduction for businesses located in the Northeast region of Brazil, which depends on SUDENE’s formal and previous approval. Ultragaz is entitled to this tax benefit at its filling plants located at Mataripe, Caucaia, Juazeiro, Aracaju and Suape until 2024, 2025, 2026, 2027 and 2027, respectively. The total amount of SUDENE’s income tax exemption for the Ultragaz segment for the years ended December 31, 2023, 2022 and 2021, was R$64.7 million, R$56.4 million and R$19.7 million, respectively. For further information, see Note 9.c to our Consolidated Financial Statements.

B. Storage services for liquid bulk

Port infrastructure and efficiency are key factors in economic development, especially to international and regional trade development. There are three types of port management systems:

  Landlord ports: under this model, which is the most common one, both the public and private sectors are engaged in the overall management of the port, whereupon terminals are leased to private companies through concession agreements. Companies are granted long-term leases, associated with rights to operate the terminal, in exchange for fixed and/or variable payments. Under the landlord port model, the public port is responsible for maintenance and investments in infrastructure and for acting as a local regulator, whereas the private companies are responsible for maintenance and investments in infrastructure and for providing storage services to users. All of Ultracargo’s port terminals (Santos, Aratu, Suape, Itaqui, Vila do Conde and Rio de Janeiro) are in ports under the landlord port system;
  Public service ports: the port authority of public service ports performs the whole range of port-related services and is responsible for maintenance and investments in all infrastructure, which they own. These ports are formed as branches of the government but some services may be outsourced to private companies. Currently, there is no public service port in Brazil;
  Private service ports: under this model, the ports are privatized ports that are privately owned and managed, but subject to regulatory oversight. Government-owned entities can be relevant shareholders of these ports and therefore influence its management to adopt strategies in line with the public interest. The ports of Itapoá (state of Santa Catrina) and Açu (state of Rio de Janeiro) are private service ports.

The Brazilian Ministry of Ports and Airports classifies cargo into the following categories, according to the National Port Logistic Plan (NPLP):

  Solid bulk: sugar, soybeans, corn, lumber, cereal;
  Mineral solid bulk: fertilizers, coal, metals, salt;
  Liquid bulk (fuel and chemicals): oil, alcohol, chemicals, fuels;
  Liquid bulk (vegetable): vegetable oils, food, juice; and
  Containerized and general cargo: machines, equipment, furniture, food, clothing, vehicles, livestock.

According to the information presented by ANTAQ, in 2023, solid bulk accounted for 61% of all cargo handled in Brazilian ports, followed by liquid bulk (25%) and containerized and general cargo (14%).

Regulation. Port infrastructure and services in Brazil are regulated by ANTAQ, which was created in 2001 to implement, regulate and enforce guidelines established by the Ministry of Ports and Airports. The agency dedicates efforts to ensure an adequate level of competition and tariffs, and to balance the interests of clients and service providers.

Ultracargo

Ultracargo is the largest private provider of liquid bulk storage services in Brazil. The company stores and handles liquid bulk, mainly fuels, ethanol, chemicals, corrosives and vegetable oils. Through its multipurpose terminals, Ultracargo operates a wide range of products, which allows it to meet the needs of different clients. Besides other skills that allow Ultracargo to efficiently operate multipurpose terminals, the company has an important operational know-how concerning proper coating and cooling temperatures of its tanks to avoid chemical reactions that could affect the safety of the terminals.

The following chart shows the overall process of loading and unloading of liquid bulks. Apart from offering liquid bulk storage services, Ultracargo also provides services related to ship loading and unloading, operation of pipelines, logistics programming and installation engineering.

Clients. Ultracargo operates with a diversified portfolio of clients and long-term contracts. In 2023, Ultracargo’s ten largest clients accounted for 64% of its revenues, with its three largest clients (including Ipiranga, a related party), accounting for 35%. In the same period, clients with contracts in the spot model and with terms of one to three years, three to five years and more than five years accounted for 17%, 20%, 21% and 42% of its revenues, respectively.

Ultracargo’s record results and profitability in recent years are a result of its strategy of expanding capacity and gaining operational efficiency, safety and productivity, as well as opportunities associated with the energy transition. The company seeks alternatives to expand to inland operations, increasing its participation in biofuels handling, mainly ethanol, connected to the potential that Brazil has to lead the transition to a low-carbon economy.

Storage facilities. As of December 31, 2023, Ultracargo operated 8 terminals with a total storage capacity of 1,067 thousand m³, providing it with strategic positioning in the main logistics hubs in Brazil. Ultracargo’s port terminals (with exception of those in Paulínia and Rondonópolis) are multipurpose, and can store multiple types of liquid bulk according to market demand. The following table sets forth the main characteristics of each storage facility operated by Ultracargo:

Facility	Installed capacity (in thousand m³)	Land and infrastructure ownership	Transportation modals
Santos (state of São Paulo)	297	Private (2)	Maritime + road
Aratu (state of Bahia)	218	Public (leasing)	Maritime + road + rail + pipe
Suape (state of Pernambuco)	158	Public (leasing)	Maritime + road + pipe
Itaqui (state of Maranhão)	155	Public (leasing)	Maritime + road + pipe
Vila do Conde (state of Pará)	120	Public (leasing)	Maritime + road
Paulínia (1) (state of São Paulo)	90	Private	Road + pipe
Rio de Janeiro (state of Rio de Janeiro)	17	Public (leasing)	Maritime + road
Rondonópolis (state of Mato Grosso)	12	Private	Road + rail
Total	1,067

(1)	Opla, a joint-venture with BP. Ultracargo has a 50% stake (total terminal capacity: 180 thousand m³)
(2)	The port of Santos operates under a landlord model, but as an exception, Ultracargo’s land and infrastructure are private (it does not operate under a concession contract)

In 2023, Ultracargo began investing in inland terminals, with the goal of expanding its port operations. We expect that these new terminals will play a crucial role as strategic storage centers, increasing the flexibility of port terminals. With this expansion, we intend to offer even broader coverage to our customers, and provide greater operational efficiency.

Additionally, as these terminals will be integrated into the country’s main railway networks, customers will have access to more agile and reliable logistics for storing and transportation. The recent acquisitions of the Paulínia and Rondonópolis terminals represent a significant step to improve the connection between the products and services offered by Ultrapar and its subsidiaries and the Brazilian agribusiness sector.

Increases in installed capacity. In 2019, Ultracargo’s operational capacity in Santos increased by 84 thousand m³ as a result of the retrofit of 38 thousand m³ in July and the repair of 46 thousand m³ in September. In October 2019, Ultracargo added 30 thousand m³ to Itaqui’s capacity through the implementation of the first phase, out of three phases, of its expansion. Also, in 2019, Ultracargo won a bid for a greenfield terminal in Vila do Conde’s port, located in Barcarena, state of Pará. Vila do Conde is considered a strategic position for Ultracargo, since it allows the company to meet the increasing demand for fuel at the state of Pará. Ultracargo incorporated Tequimar Vila do Conde Logística Portuária S.A. in 2019 in connection with Vila do Conde’s concession. See “Item 4.A. Information on the Company—History and development of the Company—A.1. Continuing operations— Ultracargo.”

In 2020, Ultracargo’s operational capacity in Itaqui increased by 24 thousand m³ through the full implementation of the second phase and beginning of the third phase of its expansion.

In 2021, Ultracargo accomplished several milestones related to its expansion plan, consolidating its position and leadership in the liquid bulk market. In April, the company won the public auction to operate in the IQI13 area at the Itaqui port, in the state of Maranhão, where the company already operates and is the market leader. The new area will initially increase Ultracargo’s total installed capacity by 79 thousand m³ and its operations are expected to start up to 2026. Throughout 2021, Ultracargo concluded the third phase of its expansion at the Itaqui terminal, which further increased its capacity by 46 thousand m³, resulting in a total installed capacity of 155 thousand m³. At the Vila do Conde terminal, Ultracargo started its operations in December 2021, with a total installed capacity of 110 thousand m³. Ultracargo currently is the only provider of storage services for liquid bulk at this port, which marks an important step in the expansion plan for the North region.

In 2022, Ultracargo decided to discontinue its operations in Paranaguá and in 2023 the demobilization process of the storage capacity at this terminal was completed.

In 2023, Ultracargo took several actions to increase its capacity, in different locations. In April, the company signed an agreement for the acquisition of a 50% stake in Opla, held by Copersucar. The transaction was closed on July 1, 2023, and Ultracargo and BP are now co-controllers of Opla, the largest independent terminal of ethanol in Brazil. The total installed capacity of Opla’s terminal is 180 thousand m³, and thus Ultracargo’s total installed capacity was increased by 90 thousand m³. The acquisition of this stake in Opla marks Ultracargo’s entry into the inland liquid bulk storage and logistics segment, integrated with port terminals, in line with its growth plan. Opla is a strategic asset in the ethanol and derivatives distribution chain, with high growth potential and value creation, given the ability of opening the terminal to third parties and relevant productivity gains in using the asset.

Also in the second half of 2023, there was an increase of 10 thousand m³ of storage capacity in the Vila do Conde terminal due to the acquisition by Ultracargo of an asset from Ipiranga and the start of operations in a terminal in the city of Rondonópolis, in the State of Mato Grosso, also acquired by Ultracargo from Ipiranga, representing another inland terminal strategically located to handle ethanol and oil derivatives. The Rondonópolis terminal is currently under expansion, and Ultracargo expects to add 14 thousand m³ of capacity to the terminal by the third quarter of 2024.

In addition to the capacity expansion in the Itaqui port described above, Ultracargo is currently building a greenfield terminal in the city of Palmeirante, which will be the first liquid bulk terminal in the state of Tocantins. The Palmeirante terminal is expected to increase Ultracargo’s total installed capacity by 23 thousand m³ by the third quarter of 2024 and supply fuels for the states of Maranhão, Tocantins, Pará and Mato Grosso. Finally, there is also a project to expand the current Aratu terminal and build a public pier, which is expected to increase the current storage capacity by 50 thousand m³ and be completed by 2026, and a project to expand Santos’s terminal storage capacity in 34 thousand m3, expected to be completed in 2025.

Assets utilization. The following table sets forth the m³ sold at Ultracargo’s port terminals in 2023, 2022 and 2021.

	Volume sold (in thousand m³)
Facility	2023	2022	2021
Santos (state of São Paulo)	4,241	3,729	3,736
Itaqui (state of Maranhão)	3,732	3,432	3,026
Aratu (state of Bahia)	2,848	2,807	2,778
Suape (state of Pernambuco)	2,624	2,528	2,576
Vila do Conde (state of Pará)	1,082	887	-
Paulínia (state of São Paulo)	903	-	-
Rio de Janeiro (state of Rio de Janeiro)	201	206	214
Rondonópolis (state of Mato Grosso)	75	-	-
Paranaguá (state of Paraná)	-	-	216
Total	15,707	13,589	12,545

Operational efficiency and technology. In 2020, Ultracargo created two innovative and strategic programs: Conecta, a digital transformation program designed to develop and improve processes across various areas of the company and enhance operational efficiency based on a new software architecture; and Soul, a new operational management model designed to optimize the terminal’s operations. In 2021, the company concluded the implementation of Conecta at the terminals of Itaqui, Suape, Vila do Conde and at its headquarters, and the implementation in all terminals was concluded in the first semester of 2023. The Soul program already demonstrates notable gains related to continuous improvement in processes and management methods, in addition to reduction in waste, optimization of operational processes, increased productivity and safety standards.

Competition. Ultracargo remains among the leaders in all the ports in which we operate. According to ABTL, Ultracargo’s market share in product storage in 2023 was 100% in Rio de Janeiro, 67% in Aratu, 44% in Itaqui, 32% in Suape, 21% in Santos and 100% in Vila do Conde. Ultracargo’s national geographic presence represents a competitive advantage compared to local operators, allowing it to offer differentiated proposals to customers compared to other players.

Ultracargo operates in a highly regulated and capital-intensive market. Terminal lease contracts are usually long-term, as well as contracts with clients. Port competitiveness and overall structure are important factors to determine the most efficient route for each product. At the same time, the terminal’s operational efficiency, quality of service, capacity, and price level are factors to determine which operator will be more competitive within the port.

Ultracargo’s main competitors are:

  Cattalini: is the largest liquid bulk operator in Paranaguá port, with 610 thousand m³ of installed capacity;
  Ageo: is the largest liquid bulk operator in Santos port, with 510 thousand m³ of installed capacity; and
  Vopak: is one of the world leaders in tank storage and operates terminals in Santos and Aratu.
52

The following table sets forth the market share of private providers of liquid bulk storage in port terminal in terms of volume handled according to ABTL in 2023, 2022 and 2021:

	Market share – Volume handled (tons)
	2023	2022	2021
Ultracargo	23.8%	24.7%	24.9%
Cattalini	17.8%	17.3%	15.8%
Ageo	13.0%	13.0%	13.2%
Odfjell	8.8%	9.9%	8.7%
Vopak	7.0%	7.1%	8.3%
TFB S/A	5.9%	6.6%	6.6%
Others	23.7%	21.4%	22.5%
In addition to competing with players operating at the same terminal, in some cases, two or more different terminals may have overlapping areas of influence.

Furthermore, some of our main clients are fuel distributors (such as Ipiranga). These companies also have their own capacity for fuel storage and can expand their logistics infrastructure, reducing the demand for Ultracargo’s storage services and even offering storage services to other distributors.

Maintenance and quality control. We believe that Ultracargo stands out for its engineering and project execution skills, which is fundamental in the capital-intensive logistics infrastructure segment. During the design phase of each terminal, Ultracargo creates a preventive maintenance program, considering a schedule for rotational tank shutdowns to ensure storage supply and meeting all clients’ needs. In addition, Ultracargo has a team of employees dedicated to ensuring appropriate level of quality in its services and compliance with safety standards.

Environmental, health and safety standards. Ultracargo is subject to Brazilian federal, state and local laws and regulations relating to environmental protection, safety, and occupational health and safety licensing by the fire department. CONAMA is the main responsible body for ruling and accepting matters with respect to the environment. Environmental state agencies and municipal departments are also responsible for establishing and supervising complementary laws and regulations. Ultracargo must also obtain authorizations and/or licenses from federal, state, and/or municipal environmental agencies and fire departments to implement and operate their facilities. Ultracargo is required to develop and implement programs to control air and water pollution and hazardous waste, emergency plans for its terminals and headquarters. Some of the products stored in Ultracargo’s terminals such as fuel and some chemicals may be classified as hazardous by The International Maritime Dangerous Goods Code (IMDG), which is also used by ANTAQ. The storage and transport of these products may be subject to specific regulation and authorization by the port authority. Ultracargo is in compliance with international standards such as ISO 9001, ISO 14001 and ISO 45001.

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

In 2020, Ultracargo launched the vital quality management system, which consists in a group of best practices regarding safety, environment, and risk mitigation, and is applied in all of the company’s terminals. This system is currently under review, in accordance with the Soul operational management model. Also, in 2020 and 2021, all terminals were evaluated according to the first stage of certification by ISO 45001.

In 2023, Ultracargo’s terminals at Aratu, Itaqui, Rio de Janeiro, Santos and Suape were certified in ISO 9001, ISO 14001 and ISO 45001.

Fire at storage facilities in Santos. In 2015, a fire occurred in six ethanol and gasoline tanks operated by Ultracargo in Santos, which represented 4% of the company’s overall capacity as of December 31, 2014. The Civil and Federal Polices investigated the accident and its impacts and concluded that determining the cause of the accident and identifying any specific actions related to the cause was not possible. Accordingly, there was no criminal charge against either any individual or Ultracargo, by such authorities. Notwithstanding, on February 21, 2018, the Federal Criminal Court of Santos accepted a criminal indictment filed by the Federal Public Prosecutor’s Office against Ultracargo Logística (formerly Tequimar), which presented its defense against these charges, after being summoned in June 2018.

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

Therefore, the measures pursuant to an agreement signed between Ultracargo and the Public Prosecutor’s Office in relation to certain alleged environmental damages are in process of being implemented. As a result of the evolution of the regulation process with insurers, as of December 31, 2016, the company recorded insurance receivables in the amount of R$366.7 million and indemnities to customers and third parties in the amount of R$99.9 million in its balance sheet. In the first quarter of 2017, Ultracargo received the full amount from the insurers. On February 4, 2021, the subsidiary paid the remaining balance related to the TAC, without pending and/or additional financial obligation arising from such commitment assumed. Between December 31, 2021, and December 31, 2023, there were no extrajudicial claims. See “Item 8.A. Financial information—Consolidated statements and other financial information—Legal proceedings.”

Income tax exemption status. Brazilian legislation provides a 75% income tax reduction for businesses located in the Northeast region of Brazil, which depends on SUDENE formal and previous approval. Ultracargo’s terminals at Itaqui, Suape and Aratu are entitled to the tax benefit up to 2025, 2030 and 2032, respectively. The total amount of SUDENE’s income tax exemption for Ultracargo for the years ended on December 31, 2023, 2022 and 2021 was R$44.3 million, R$37.1 million and R$27.4 million, respectively. For further information, see Note 9.c to our Consolidated Financial Statements.

C. Fuel distribution

The Brazilian fuel market comprises the distribution and marketing of diesel, gasoline (including aviation gasoline), ethanol, fuel oil, kerosene (including aviation kerosene) and natural gas for vehicles (NGV). In 2023, diesel represented 48% of the volume of fuel distributed in Brazil, followed by gasoline and ethanol, representing 34% and 12%, respectively.

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

The following chart shows the fuel distribution process in Brazil:

Imported products arrive at the port terminals and are then sent to primary bases via road, railway, river and/or cabotage and to secondary bases via road, railway and/or river.

Oil-derivative products are transported from refineries and port terminals to storage terminals via pipelines, coastal or river shipment and trucks. Distribution of oil-derivative products is carried out through an extensive network of primary and secondary storage terminals. Primary storage terminals are generally located near refineries and ports and are used either to store products to be sold to customers or to be transported to secondary storage terminals.

Transportation of oil-derivative products between primary and secondary storage terminals is carried out by pipelines, railroads, trucks and coastal or river barges. Purchases from ethanol mills are usually sent via road and rail to primary and secondary bases, and via pipelines only to primary bases. Delivery to service stations, large consumers and TRRs is made exclusively by trucks.

All gasoline sold in Brazil must contain a certain proportion of anhydrous ethanol that can vary from 18% to 27%, according to Law No. 9,478/97, as amended. The CNPE establishes the percentage of anhydrous ethanol that must be used as an additive to gasoline (currently, at 27% in regular gasoline and 25% in additive/premium gasoline).

On January 13, 2005, in accordance with Law No. 11,097, “Programa Nacional de Biodiesel” (the National Biodiesel Program) was created. Since 2008, a certain amount of biodiesel has been required to be added to diesel. In addition, some changes were required in the distributors’ facilities, as well as the restructuring of its logistics. The Resolution 8/23 of the CNPE, fixed the mandatory blending rate at 14% from March 2024 to March 2025. According to this Resolution, the mandatory blending rate should increase 1% per year, reaching 15% in March 2025.

In addition, as of the date of this annual report, the Combustível do Futuro (Fuel of the Future) bill is under discussion in the Brazilian Senate. This bill, which aims to reduce carbon emissions and promote biofuels, is expected to set forth critical thresholds impacting the fuel distribution sector in Brazil, including: (i) a target to gradually increase the biodiesel blend required in diesel by 1% per year, from 15% in 2025 to 20% in 2030, (ii) a mandate of a maximum of 3% blending of HVO (Hydrotreated Vegetable Oil, most commonly known as renewable diesel or green diesel) in diesel, and (iii) an expansion of the range of ethanol blend in gasoline that could be required by the competent authority. Furthermore, the bill also proposes regulations for Sustainable Aviation Fuel (SAF), Carbon Capture and Storage (CCS), synthetic fuels (e-fuels), biomethane and others.

“Gasoline A” (as it is known in its unmixed form) and diesel are mixed with anhydrous ethanol and biodiesel, respectively, at the distributors storage terminals which are then sold to service stations, large consumers and TRRs.

Supply. According to ANP, Petrobras is the most relevant domestic supplier of oil derivatives, accounting for 84% of the Brazilian refining capacity as of December 31, 2023. There are currently 19 oil refineries in Brazil, 10 of which are owned by Petrobras. In November 2021, based on the commitment signed by Petrobras with CADE in June 2019, Petrobras closed the sale of the Landulpho Alves Refinery (RLAM), located in Bahia, and in August 2022, CADE approved the sale of Isaac Sabbá Refinery (REMAN), located in Manaus. Also, in the second semester of 2023, Petrobras completed the sale of Potigar Clara Camarão Refinery (RPCC), located in Rio Grande do Norte.

The supply from Petrobras to distributors in general is governed by an annual contract that outlines operational conditions, rights and duties, penalties, among other topics. For the volume supply, a commitment is established for each quarter of the year, with the initial proposal of a minimum volume per product sent by Petrobras based on the volume of each distributor for the last three months. Petrobras ensures the delivery of this volume while distributors (such as Ipiranga) incur a penalty if they consume less than the minimum volume. Distributors must then place monthly orders that comply with the minimum volumes but are able to place additional orders depending on their needs. Petrobras is not required to supply all the volume requested by such distributors and then notifies them in advance of how much will be delivered (which became known as “quota cuts”).

Brazilian refineries are located predominantly in the South, Northeast and Southeast regions of Brazil. Petrobras’s total refining capacity in December 2023 was approximately 1.7 million barrels per day. The overall product yield for Brazilian refineries in 2023 was 38% diesel, 23% gasoline, 15% fuel oil, 7% LPG and 17% other products.

Since the end of 2021, Petrobras announced that it would cease to guarantee the supply of fuels to the Brazilian market and informed distributors that a portion of their fuel purchase orders would not be fully met. As a result, fuel distribution companies, including Ipiranga, were required to purchase part of their fuel needs in the international market and, during some periods, prices of imported fuels might be materially different from those charged by Petrobras. In 2023, 24% and 12% of diesel and gasoline, respectively, were imported, and the remaining were supplied by local refineries.

The ongoing hostility between Russia and Ukraine led to significant developments in the international trade flow of oil-based fuels. Due to the banning of Russian diesel imports by most of the countries of the European Union and the price cap (maximum price that importers could pay for Russian diesel) imposed by G7 countries, Russia sought new destinations for its exports. Thus, in 2023, through competitive prices, Russia became the main supplier of diesel to Brazil, surpassing the United States, which had been the largest supplier until then.

Source: Comex Stat.

For more information on the risks related to the conflict between Ukraine and Russia, see “Item 3.D. Key information—Risk factors—Our businesses, financial condition and results of operations may be materially and adversely affected by a general economic downturn and by instability and volatility in the financial markets, including as a result of the conflict between Ukraine and Russia and the conflict involving Hamas and Israel.”

The ethanol fuel market in Brazil consists of corn and sugarcane mills, producing sugar, ethanol, and dried distillers grains (DDG). In 2023, 84% of the ethanol produced in Brazil was from sugarcane and 16% was from corn. Ethanol production from sugarcane occurs approximately eight months per year and ethanol from corn runs through the whole year. Since sugarcane can either be used to produce ethanol or sugar, from a sugarcane producer’s perspective, the production ratio between ethanol and sugar is determined based on the prices of ethanol and sugar in the Brazilian and international markets. Although ethanol production is subject to favorable climate conditions, the risk of interruptions in supply is mainly restricted to the end of the harvest. A portion of the production is stored in the distilleries to meet demand during the inter-harvest season. Distilleries produce two types of ethanol: (i) anhydrous ethanol, which must be blended with gasoline “A” and (ii) hydrated ethanol, which is essentially used for flex fuel vehicles. Unlike oil-derivatives, ethanol is purchased from several producers.

Biodiesel is purchased from several biofuel producers in Brazil, and its main feedstocks are soybean oil and tallow. As of December 31, 2023, there were 61 biodiesel producers, located predominantly in the Midwest and South regions. Brazil’s biodiesel production in 2023 was 8 billion liters.

Demand. Fuel demand in Brazil is mainly segregated into demand for Otto cycle fuels (which comprises gasoline, ethanol and NGV), intended for light vehicles, and diesel, intended mainly for heavy-duty vehicles.

Historically, a high positive correlation is observed between the behavior of the diesel market and the Brazilian GDP, which has been the primary indicator for consumption projections. Demand may also be influenced by potential increases in the biofuel blend on gasoline and diesel, as well as the long-term impact of other decarbonization initiatives.

The expansion of Otto cycle fuel demand is related to the growth of the light vehicle fleet and, consequently, to the availability of credit and disposable income for the purchase of new vehicles, as well as the country’s economic activity.

According to ANFAVEA, approximately 2.2 million new light vehicles were registered in Brazil in 2023, an increase of 11.2% compared to 2022, driven by incentives of the Brazilian government for car purchases. Last year, flex-fuel vehicles, whose engines are adapted to run on gasoline, ethanol, or any combination of the two, accounted for 83% of the country’s vehicle registrations, followed by diesel-powered light commercial vehicles (10%), electric or hybrid vehicles (4%) and gasoline-only passenger cars (3%).

According to ANP data, the fuel distribution market (which comprises gasoline, ethanol, and diesel) grew by 5.0% in 2023 compared to 2022, with an increase of 6.5% in gasoline and ethanol, following the increase in the light vehicle fleet, and 3.6% in diesel, in line with Brazilian GDP growth.

Due to its economic role, the fuel demand presents a relatively low sensitivity to prices. As a reference, in the last five years, the standard deviation of diesel volume was approximately 5% of the average volume in the period, whereas the same calculation for diesel prices indicates a volatility of 39%. As shown in the graphs below, despite the increase in fuel prices in Brazil in recent years, the trend in volumes has also been one of growth.

Sources: ANP and Bloomberg

The role of the Brazilian government. The Brazilian government regulated the pricing of oil and oil-derivative products, ethanol, natural gas and electric energy until 1990. From this time onwards, the Brazilian oil and gas sector has been significantly deregulated. Until the adoption of the Petroleum Law in 1997, the Brazilian government maintained strict control over the prices that could be charged by (i) refineries to distributors, (ii) distributors to service stations and other channels and (iii) service stations to end-users. The Petroleum Law allowed the import of gasoline, ended the policy of price table, established the white flag stations, and released the entry of new distributors and importers. Currently, there is no legislation or regulation in force giving the Brazilian government power to set oil-derivative and ethanol fuel prices.

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

Taxation. The taxes applicable to the fuels sold by Ipiranga, which are mainly diesel, gasoline, and hydrated ethanol, are: (i) PIS/COFINS and CIDE, under the responsibility of the federal government, and (ii) ICMS, under the responsibility of the Brazilian states. Due to the increase in fuel prices, in 2022, the federal government temporarily extended exemptions of PIS and COFINS and CIDE taxes applied on diesel to gasoline, LPG and ethanol. As of the date of this annual report, the full exemption is no longer in place for gasoline and ethanol, but different percentages of discounts for both fuels are still under discussion by congress. State taxes were also cut down by Law No. 194/22, which reduced the ICMS tax rate. Moreover, constitutional amendment 123/22 states that biofuel taxes should be lower than fossil fuel taxes, in order to enhance the competitiveness of the former.

In addition, Law No. 192/22 determined that states should standardize ICMS tax rates on diesel and gasoline throughout the country and that the producer or importer should be the sole taxpayer of this tax. After states litigated both Laws No. 192/22 and No. 194/22, it was agreed that the ICMS taxation regime should start on May 1, 2023, for diesel and June 1, 2023, for gasoline.

Thus, a summary of the taxes applied to each of the main fuels sold by Ipiranga is presented below:

  Gasoline: taxation of the PIS/COFINS and CIDE taxes applies to the producer or importer in full. For ICMS, a single-phase taxation method is applied, at a fixed and uniform amount nationwide. This single-phase taxation was implemented as of June 1, 2023, due to Supplementary Law No. 192/22. As of the date of this annual report, the tax rate for PIS/COFINS, CIDE and ICMS were R$793/m³, R$100/m³ and R$1,372/m³, respectively;
  Diesel: taxation of PIS/COFINS applies to the producer or importer in full (CIDE tax rate is currently zero). For ICMS, a single-phase taxation method is applied, at a fixed and uniform amount nationwide. This single-phase taxation was implemented as of May 1, 2023, due to Supplementary Law No. 192/22. As of the date of this annual report, the tax rate for PIS/COFINS and ICMS were R$352/m³ and R$1,064/m³, respectively; and
  Hydrated ethanol: taxation of PIS/COFINS occurs in two stages: a portion is paid by the producer or importer, and another portion is paid by the distributor. For ICMS, the tax substitution method is applied, in which ICMS is paid by the distributor and is generally based on the PMPF (weighted average final price), published biweekly by CONFAZ. As of the date of this annual report, the tax rate for PIS/COFINS and ICMS were R$242/m³ and a range between 12% and 22% of the PMPF (each state defines its own tax rate), respectively.

At the end of 2023, the Tax Reform was approved by the Brazilian Congress and promulgated in the same year. As to consumption taxes, all federal taxes (PIS/COFINS and IPI) will be consolidated into a single tax called CBS (Contribution on Goods and Services), while state and municipal taxes (ICMS and ISS) will be unified to form the IBS (Tax on Goods and Services). It is expected that the new taxes (IBS and CBS) will be concentrated on the refineries, ethanol/biofuel plants and importers. This would be a major improvement, considering that most of the segment tax evasion occurs in the ethanol chain, which is not single-phase charged in the current legislation.

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

In November 1995, Petrobras’ monopoly was removed from the federal constitution by a constitutional amendment approved by the Brazilian Congress. According to this amendment, other state and private companies are permitted to compete against Petrobras. This amendment was also reflected in Law No. 9,478/97, which limited Petrobras’ monopoly to a maximum period of three years. Law No. 9,478/97 prescribed that the termination of Petrobras’ monopoly would be accompanied by the deregulation of oil, gas, and oil-derivative product prices, and created a new regulatory agency, ANP, to oversee all oil-related activities. However, Petrobras is still the largest domestic oil-derivative supplier of oil and oil-related products, including LPG, and oil-derivative fuels in Brazil, even though there are no legal restrictions on the operations of other suppliers or to imports.

Prices of fuels. In 2022, oil prices showed high volatility, mainly due to uncertainties regarding the supply of derivatives as a result of the conflict between Russia and Ukraine. During this period, Petrobras maintained its price adjustment policy linked to the international diesel and gasoline market and the Brazilian government implemented policies to lower the cost of fuels such as the exemptions of federal taxes and the reduction of state taxes for diesel and gasoline.

In May 2023, Petrobras announced a new commercial strategy for setting diesel and gasoline prices, thus replacing its pricing policy in which the import parity prices were the sole reference. The new pricing model considers the international market dynamics and also national pricing references such as the customer alternative cost and the marginal value for Petrobras.

The conflict between Israel and Hamas significantly impacted the fuel prices in 2023. In October 2023, Hamas attacked Israel, with Israel then declaring war on Hamas in the Gaza Strip. The conflict occurs near the Middle East, a region particularly sensitive to the global trade of oil and derivatives, due to the presence of major oil producers, such as Saudi Arabia and Iran, despite not involving them directly. Another development of the conflict was the attacks in the Red Sea by the Houthi group. Since mid-December 2023, Iran-backed Houthi rebels in Yemen have carried out numerous attacks on vessels in the Red Sea area, traveling through the Suez Canal, one of the major maritime routes in the world, ostensibly in response to the Israel-Hamas war. Afraid of attacks, many shipping companies have suspended transit through the Red Sea, which has affected trading patterns, rates and expenses.

The following graphs show the price volatility of fuels acquired by the distributors from Petrobras’ refineries compared to the import parity price of the last three years.

Source: Petrobras, Nymex, Bacen and Argus. Import parity prices are referenced in prices of the port of Paranaguá.

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

Fuel distribution for service stations and large consumers may only be carried out by a registered distributor. TRRs are allowed to trade only diesel, lubricants, and grease to small-end consumers. The construction of storage facilities and approval for new retail sellers to operate is subject to the prior approval of ANP. Service stations and storage facilities may only begin operations after ANP inspections.

The roles of ABD and Sindicom. ABD is the association that represents the interests of major Brazilian players of the downstream oil and gas supply chain in discussions before federal and state governmental bodies and presents its members perspectives on relevant laws, regulations, and bills. The association was formed in 2020 as part of IBP and its primary purpose is to promote uniform standards for industry regulation and to provide a forum in which members can discuss matters affecting the industry and downstream sector. Prior to ABD, Sindicom, founded in 1941, was the main association responsible for representing the interests of fuel and lubricant distributors in Brazil. Now, most of its previous actions are concentrated in ABD, while Sindicom currently focus on taking judicial action on matters in connection with this sector.

Environmental, health and safety standards. Fuel distributors are subject to Brazilian federal, state, and local laws and regulations relating to environmental protection, safety and occupational health and safety licensing by the fire department and transportation. CONAMA is the main responsible body for ruling and accepting matters with respect to the environment. Environmental state agencies and municipal departments are also responsible for establishing and supervising complementary laws and regulations within its areas of operation. Fuels may be transported only under special conditions. In Brazil, transportation of dangerous products is regulated, and the regulations cover all types of transport.

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

Decarbonization credits. The RenovaBio Program was designed to support Brazil’s COP21 goals and was launched in 2016 by the Ministry of Mines and Energy, instituted as the “National Biofuels Policy.” RenovaBio’s goal is to reduce carbon emissions and encourage the consumption and production of biofuels in Brazil, contributing to a higher share of renewable fuels in Brazil’s energy matrix. This program foresees that biofuel producers will generate CBios in an amount related to the volume produced, and distributors receives decarbonization targets according to the volume of oil products sold in the previous year, to their share of CO2 emissions in gasoline and diesel, and then they are required to acquire CBios to achieve those targets. The CBios acquired are recorded at acquisition cost and are settled in the year to fulfill the individual target set by ANP. In December 2019, the RenovaBio Program was fully implemented.

In 2022, CBios prices increased and reached more than R$200 per CBio in July 2022, raising concerns from the government about the liquidity of the program. In order to reduce the prices, the government changed the final compliance date related to 2022 fiscal year, from December 2022 to September 2023 and prices reduced in August 2022. Ipiranga’s target for 2023 was 7.1 million CBios, 17.3% of the total market obligation.

Ipiranga

Ipiranga was established in 1937 and is one of the largest fuel distributors in Brazil, according to ANP, with 17.7% market share in 2023 in terms of diesel, gasoline, and ethanol sales volume. Ipiranga distributes diesel, gasoline, ethanol, NGV, fuel oil, kerosene, arla 32, lubricants, and greases nationwide through its network of 5,877 service stations and 85 storage terminals as of December 31, 2023.

Ipiranga’s fuel distribution

Ipiranga operates in the retail segment of the fuel distribution market through a network of service stations operating under the Ipiranga brand throughout Brazil and, to a significantly lesser extent, through spot sales to un-branded (white flag) service stations. Sales volumes from the service stations network accounted for 78% of Ipiranga’s total sales in 2023. Ipiranga also operates in the business-to-business (B2B) segment with around 7 thousand customers, such as state and municipal governments, industries, and cargo and passenger transportation fleet owners. Distribution to B2B accounted for 22% of Ipiranga’s sales in 2023.

In 2023, Ipiranga’s sales volume remained stable. Diesel sales decreased by 1%, while the volume of Otto cycle was 2% higher, with an increase of 4% in ethanol and 2% in gasoline.

The table below shows Ipiranga’s sales of fuels by-products:

	The year ended December 31,
	2023	2022	2021
	(in thousand m³)
Diesel	12,093.0	12,214.6	11,805.7
Gasoline	7,820.5	7,645.0	7,051.8
Ethanol	2,651.3	2,558.9	2,938.9
Lubricants	275.2	259,3	286.3
Others (1)	265.0	392.0	394.1
Total volume sold	23,105.1	23,069.8	22,477.0

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

Responsible for 78% of Ipiranga’s sales in 2023, the retail segment of the fuel distribution market had, as of December 31, 2023, a network of 5,877 service stations operating under the Ipiranga brand throughout Brazil, of which 714 were located on land owned by or leased to Ipiranga, while 5,163 were located on land owned by third parties. In 2023, 89% of these stations were in urban areas, whereas the remaining 10% were on highways.

Furthermore, network management and engagement have been one of the main fronts on which Ipiranga’s management has focused its attention last years, and are one of the four pillars of Ipiranga’s turnaround plan. During 2022 and 2023, Ipiranga conducted a legacy management process of its service stations, with a complete review of the network to optimize operations and to allow Ipiranga to strengthen its relationship with resellers that are considered true business partners, engaging with them in a close and transparent manner.

B2B (Business to business). Ipiranga operates in the B2B segment with around 7 thousand clients, such as state and municipal governments, industries, cargo and passenger transportation fleet owners, TRRs and others. In 2023, Ipiranga’s ten largest clients in B2B segment accounted for 19% of its revenues in this segment. Distribution to B2B represented 22% of Ipiranga’s total sales in 2023.

Ipiranga has implemented a differentiated strategy in the B2B segment, offering a variety of premium products and technological services to provide better customer experience and to promote customer retention. Ipiranga’s goal is to continue to develop new products and services to meet the needs of its B2B clients in the various segments in which it operates and become the first choice of corporate consumers. To achieve this, Ipiranga’s B2B team relies on a group of highly skilled and experienced professionals dedicated to multiple projects designed to provide new solutions to the B2B market.

Contracts. The relationship between Ipiranga and its clients is generally governed by exclusive supply contracts with terms ranging from one to five years. The types of contracts change according to the distribution channel. For service stations, contracts usually have terms of three to five years. Our commercial strategy includes the concession of bonus agreements, which can be paid upfront (received on the signing of the contract) and/or post-paid (through the achievement of certain targets defined in contract). For the B2B segment, Ipiranga sells fuels under exclusive supply contracts, with terms ranging from one to three years on average, or in the spot market. Ipiranga has been working to increase the percentage of supply of fuels in the B2B segment under exclusive supply contracts by providing additional services and generating value to its clients.

Storage of fuels. Ipiranga stores its fuels in large tanks at each of its facilities located throughout the regions in which it operates. For more information on how fuels are transported from refineries or port terminals to the storage facilities, see “Item 4.B. Information on the Company—Business overview—Industry and regulatory overview—C. Fuel distribution.” In 2023, Ipiranga’s storage capacity was 1,075 thousand m³, including the guaranteed storage capacity as per storage contracts with other companies, such as Ultracargo. Based on its 2023 average sales, Ipiranga can store approximately 11 days of fuel supply.

In 2021, we had the start-up of the operations of the SPEs of Cabedelo (state of Paraíba) and Belém (state of Pará), in addition to the beginning of the operations of the shared base of Miritituba (state of Pará), which has 21 thousand m³ of static capacity and in which Ipiranga, Vibra and Raízen hold equal stakes. In the second half of 2021, Ipiranga started the construction of a shared base in Fortaleza (state of Ceará), which started operating in February 2023, and has a total static capacity of 21 thousand m³, with Ipiranga holding 60% of it. In December 2021, Ipiranga also started contracting a static capacity of 25 thousand m³ at Ultracargo’s terminal in Vila do Conde (state of Pará).

In August 2023, Ipiranga won the concession of the area MAC12 at the Maceió port, located in the state of Alagoas. The area will be operated by Ipiranga for at least 25 years, and has a storage capacity of 14 thousand m³. This area was shared between Ipiranga, Vibra and Raízen until 2023, and from 2024 onwards it will be used only by Ipiranga. In September 2023, Ipiranga sold the Rondonópolis base to Ultracargo, located in the state of Mato Grosso, due to synergies with Ultracargo’s terminal in Paulínia (state of São Paulo). In November 2023, Ipiranga also acquired 33% of an operational shared base in Marabá, located in the state of Pará. Raízen and Vibra also hold equal stakes of this base.

AmPm

AmPm convenience store is the eighth largest franchise network in the country, according to ABF’s ranking in 2023, with 1,540 stores, a penetration of 26% in Ipiranga’s service stations as of December 31, 2023.

Since 2013, AmPm has had its own supply structure (AmPm Suprimentos), which has four distribution centers in the states of Rio de Janeiro, São Paulo, Rio Grande do Sul and Paraná. This initiative aims to streamline AmPm operations, improve the franchisees’ competitiveness and ensure a higher quality of product assortment, which we expect will value for clients and franchisees.

In 2019, AmPm was segregated from Ipiranga and became a standalone business unit, in order to strengthen its network, promote greater agility and increase the company’s profitability. AmPm has a management team fully dedicated to the business and is implanting specialized retail systems, and key business processes. Also in 2019, AmPm started its company-operated stores, which are used to develop the franchise model and be a reference of operational excellence for franchisees. We believe these stores increase the engagement of franchisees with the business and help to maintain operational standards. AmPm’s company-owned operations are intended to (i) strengthen the franchise model, (ii) achieve operational excellence, (iii) boost the profit of the business model, (iv) test the business model, and (v) work as a transitional operation model when franchisees withdraw or until we believe the franchise model is sufficient to lead to critical mass and turnover in the region where own stores are located. In December 2023, AmPm had 175 company-operated stores.

In 2020, AmPm launched its new store concept, which allows the consumer to have a more fluid experience at the stores, focusing on food service. The new concept provides consumers with a more intuitive and intelligent shopping experience in a better environment. The new model has a comprehensive digital services package which is offered on the main marketplaces in Brazil, in the delivery applications, abastece aí and in other company-operated stores solutions. In December 2023, AmPm had 442 stores using the new concept, of which 75 were company-operated stores and 367 were franchises.

In 2023, AmPm initiated a pilot project based on the “store-in-store” concept, entering into exclusive partnerships with renowned brands, such as Pizza Hut, Nathan’s Famous, Oakberry, and Mr. Cheney Cookies. This initiative involves integrating a variety of products from these brands into AmPm’s stores, providing an opportunity to reach new consumers and locations. In addition, in 2024, AmPm established a joint venture with Krispy Kreme to operate Krispy Kreme branded stores, and also to have exclusivity to sell Krispy Kreme products in its convenience stores.

AmPm is also testing a new store innovative model, distinct from traditional service station locations and instead situated within commercial buildings, hospitals and universities, called AmPm Office. In 2023, two AmPm Office units were established, both operated by the company. These stores follow the store-in-store format, with a cozy and relaxed layout.

The table below shows the highlights of AmPm stores:

	2023	2022	2021
Number of stores	1,540	1,598	1,841
Penetration in service stations (1)	26%	24%	26%
Revenues (in millions of Reais)	2,039.5	1,929.7	1,751.9

(1) Calculated based on the number of AmPm’s stores in relation to the number of Ipiranga’s gas stations

AmPm revenues include a fixed franchising fee and a percentage of total revenues, which generally range between 4% and 8%. We also receive merchandising fees linked to contracts with suppliers, which establish trade agreements for the convenience stores. We believe the service stations convenience stores sector has potential for continued growth, mainly due to the shifts in cultural and household habits, such as (i) higher participation of women in the labor market, (ii) the increase of single-person households and smaller apartments, and (iii) urbanization, increasing population density and logistical complexity, among others.

Jet Oil

The Jet Oil business unit, Ipiranga’s lubricant-changing and automotive specialized service network, is the 14th in ABF ranking among all kind of franchises. Jet Oil ended 2023 with 1,145 franchises. Jet Oil units offer an oil change service that features technology and safety, unifying quality products and expert services. These attributes translate Jet Oil’s slogan for consumers: “The full care that your car deserves.”

Iconic

In 2016, Ipiranga entered into a joint-venture agreement with Chevron to create Iconic to operate in the lubricant sector, holding a 56% stake, while Chevron owns the remaining 44%. Iconic initiated operations at the end of 2017.

Iconic’s strategy is to benefit from the expertise of Ipiranga and Chevron in the lubricant sector, including through the use of the Ipiranga Lubrificantes and Texaco brands, and the combination of their complementary businesses, resulting in a sales network with high capillarity.

Supply. Iconic is a vertically integrated business. It sources its raw materials (mainly base oils) from local refineries and imports to produce lubricants. Base oils are specialty products produced by refineries and may be segregated in different groups (namely Group I, Group II, Group III, Group IV and Group V) according to saturate level, sulfur level and viscosity index, ranging from simple mineral base oils (Group I) to synthetic and more premium base oils (Group V). Transportation of base oils is made through pipelines connected to the refineries or by vessels and trucks if the product has been imported.

At the end of 2023, Iconic entered into a contract with Chevron, becoming its official distributor of premium base oils in Brazil. This led Iconic to create Iconic Base Oil, a new business division with a management team segregated from the lubricant business that is exclusively dedicated to the marketing of base oils. Despite continuing to use base oils as the main input for the production of lubricants, Iconic now engages in the distribution of base oils to B2B customers. The supply of group II and group III base oils for distribution purposes will be exclusively provided by Chevron.

By law, producers and importers of lubricant oil must collect, or ensure the collection, and provide final disposal of used or contaminated lubricant oil. Each player is responsible for its own volume of lubricant oil based on its market share. Iconic outsources this collection to a third-party company, which also re-refines the lubricants and resells them at a competitive price, thus reintroducing the oil to the production chain.

Production and distribution process. Iconic has two production plants, one base oil depot and one distribution center, all located in Brazil. The largest plant is located in Duque de Caxias, in the state of Rio de Janeiro, and is the main center for manufacturing and bottling Iconic lubricants, with a production capacity of approximately 400 million liters per year. The other plant is located in Osasco, in the state of São Paulo, and is dedicated to the manufacturing of greases and coolants, with a production capacity of about 30 million liters per year. The base oil depot, which is a large storage and handling terminal for base oils, is strategically located in São Cristóvão, in the state of Rio de Janeiro, and connected to the port of Rio de Janeiro by underground pipelines. Iconic has a total storage capacity of 47 thousand m³ spread through these three facilities, where trucks can be loaded anytime to transport products to resellers or B2B customers.

One of the most significant projects for Iconic since the beginning of its operations in 2017 has been the consolidation of its production units in Rio de Janeiro. Investments over the last five years focused on increasing the production capacity of the Duque de Caxias plant, turning the production unit of São Cristóvão into the base oil depot and enhancing safety conditions for its employees. Among the most important initiatives are new offices and dressing rooms, modernized dining areas, a new bottling line, a new boiler park, a new tank basin, and the acquisition of new plots of land in its vicinity.

In addition to the structural changes in the base oil depot, Iconic is working with port and local authorities to increase the ship draft in the port of Rio de Janeiro, allowing larger ships to dock. Currently, there are limitations in the port structure that restricts the entering of large vessels, resulting in high logistics costs for imported goods. The project is currently ongoing and is expected to be completed by the second half of 2024. Iconic’s main goal is to allow larger vessels to carry imported base oils that are not available in the Brazilian market, which is expected to improve its competitiveness.

Iconic also plans to launch the new Iconic Technology Center (CTIC) in 2024. The goal is to relocate the current research and development center located in São Cristóvão to the Duque de Caxias plant. CTIC is expected to become one of the largest and most important private laboratories in Latin America, reinforcing Iconic’s position as a leader in the lubricants market with substantial technological knowledge.

Demand. Iconic produces approximately a thousand different products, including lubricants, greases, fluids and coolants. The company serves more than 130 thousand customers in Brazil, Bolivia, Uruguay and Paraguay through 18 authorized resellers, or directly to large consumers in Brazil. Iconic’s customers operate in different segments, such as industrial, agricultural, transportation, and equipment manufacturers, among others. In 2023, 43% of the sales volume of Iconic came from its reseller network and 57% came from direct sales to B2B customers. According to IBP, in 2023, 2022 and 2021, Iconic sold 275.2, 259.3 and 286.3 thousand m³ of lubricants and greases to Brazilian customers, respectively, excluding base oils, fluids, coolants and exports.

Competition

The retail market for gasoline, diesel and ethanol in Brazil is highly competitive, with similar products and relatively low margins. Ipiranga’s main competitors are:

  Vibra: a former subsidiary of Petrobras, which has been operating in the Brazilian fuel distribution sector since 1971. Vibra is the Brazilian market leader and operates throughout the entire country. In 2017, Vibra concluded its initial public offering, listing the shares on B3. Since 2021, Petrobras is no longer its shareholder; and
  Raízen: a joint-venture between Cosan and Shell. Cosan, through its subsidiaries, is the largest producer of sugar and ethanol in Brazil, having entered into the fuel distribution market in 2008, when it acquired Esso’s fuel distribution business in Brazil. Raízen concluded its IPO in August 2021, listing its shares on B3.

In addition, several small local and regional distributors entered into the Brazilian fuel distribution market in the late 1990s, after the market was deregulated, which further increased competition in such market. Moreover, in 2018, some important international players entered the Brazilian fuel distribution market: (i) Glencore Oil Participações Ltda., a Swiss company, through the acquisition of 78% of Alesat Combustíveis S.A. (further expanded to 100%); (ii) TotalEnergies SE., a French company, through the acquisition of 100% of Zema Cia. de Petróleo; and (iii) PetroChina Company Limited, a Chinese company, through the acquisition of 30% of Tt Work Participações S.A. As of the date of this annual report, there were 183 fuel distributors authorized by ANP to operate in Brazil.

The following table sets forth the market share of Ipiranga and its main competitors based on volume of gasoline, ethanol and diesel sold, according to ANP and IBP data:

	Year ended December 31,
Distributor(1)	2023	2022	2021
Vibra	23.8%	25.8%	25.4%
Raízen	20.5%	21.8%	22.4%
Ipiranga	17.7%	18.4%	18.4%
Others	38.0%	33.9%	33.8%
Total	100.0%	100.0%	100.0%

(1)       Volume sold of gasoline, ethanol and diesel.

The following graphs show sales volumes for the Brazilian market and Ipiranga for the periods indicated:

 1 Includes only diesel, gasoline and ethanol

Sources: ANP and IBP for diesel, gasoline and ethanol data. Information provided by ANP and IBP are subject to retroactive adjustments and, therefore, can differ from the information contained herein.

Anticompetitive practices. During the 1990s, when the process of deregulation began in the fuel distribution sector in Brazil, a number of parties entered the market with a business model based on cost advantages derived from anticompetitive practices through fuel adulteration and tax evasion, including (i) diluting gasoline by mixing solvents or adding anhydrous ethanol in an amount greater than the permitted by applicable law (anhydrous ethanol has its taxation incorporated into gasoline “A” and is historically cheaper than gasoline), (ii) non-payment of federal taxes on fuels, taxes on gross revenues and state value-added taxes and (iii) selling anhydrous ethanol mixed with water as hydrated ethanol. Such practices have enabled these players, all of them smaller distributors, to increase their market share by charging artificially lower prices also based on artificially lower costs.

Major distributors, including Ipiranga, have taken, individually and collectively, several actions targeted at reducing or eliminating the effects of these anticompetitive and illegal practices. Among the actions taken were: (i) significant interaction with the Brazilian judiciary, including holding seminars for judges and prosecutors concerning the problems facing the industry and directly participating in tax litigation involving distributors that are not in compliance with their tax payments, (ii) sponsorship of the development of a chemical coloring solvent that is added to anhydrous ethanol, in order to prevent the addition of water (and later to be sold as hydrated ethanol); (iii) contribution to the development of CODIF, a system that electronically controls the collection of value-added taxes on fuel sales, (iv) support in the implementation of electronic invoices at the federal level, concluded in 2008, (v) support for ANP regulation which established brand definition and the obligation of disclosing the origin of the fuels in order to inhibit certain distributors from using a fake brand (known as cloned stations); (vi) development of a new model for biodiesel commercialization, implementing a transition from biddings every two months managed by Petrobras using its PETRONECT system to open market with free negotiation between producers and distributors subject to 80% of volume goals to be determined annually by ANP; and (vii) the suggestion of several other measures, supported by ANP, including focusing the collection of PIS and COFINS on distilleries and the installation of flow meters, which were included in Law No. 11,727/08.

Recent changes to legislation, such as the single-phase taxation for ICMS implemented by the Supplementary Law No. 192/22, and inspection in the fuel distribution sector have helped to progressively curb unfair competition, creating a more level playing field. As a result of these efforts, the more regulated market has been leading to the weakening of the business model of lower prices based on artificially lower costs and unfair practices and increasing sales volume of the formal market.

D. Digital platform for mobility

Context and market

Digital wallets are a global trend that involves a very diverse range of businesses. Between 2018 and 2020, the number of users of digital wallets grew by 30%, reaching more than 2 billion active users worldwide. According to Forbes, in 2023, more than 53% of Americans preferred to use digital wallets instead of traditional payment methods. Although a study by Morning Consult has shown that Brazil is the 4th country worldwide in terms of usage rate of digital wallets, the market is relatively new, with great space for growth and development. The highly regulated and concentrated national banking system is the main obstacle to the current low participation of digital portfolios. However, due to recent changes in legislation, reduced technological costs, the entry of major international players in the market and the democratization of access to technology, digital wallets are expected to have an accelerate growth over the next few years.

The difficult and bureaucratic access to banks, combined with the mass use of smartphones, also contributes to the rise of digital wallets. Consequently, e-wallets emerge as a viable option to take care of people’s financial organization, by offering a low cost and highly efficient service.

abastece aí

Km de Vantagens was created in 2009 and pioneered customer loyalty programs within the fuel industry. The program allows customers and resellers to redeem rewards and benefits in several different industries, such as entertainment, tourism, magazines, airline tickets, car rental, among others. With over 38 million participants in December 2023, Km de Vantagens has served as an important platform, strengthening the relationship with Ipiranga’s customers. In 2023, more than 8 million transactions were redeemed at Km de Vantagens.

Ipiranga developed and launched abastece aí in 2016, a mobile payment service app, that seeks to maximize advantages from the integration of platforms to offer even greater convenience and benefits to customers. Through the abastece aí app, customers can obtain discounts in exchange for Km de Vantagens points. In addition, they can receive rewards of their preference and finalize the fueling process by using a unique Km de Vantagens password in a safe payment method. In 2023, approximately 1 million digital accounts have been created.

Moreover, abastece aí is a relevant ecosystem of advantages for drivers, which is integrated with a financial platform that expands the purchasing power of its users. The application offers a varied range of services for its clients, such as: cashbacks on purchases from partner companies, payment of slips, transfers, functions of cash in/cash out on digital wallet and various financial products. The main revenue stream for abastece aí derives from Ipiranga’s service stations. When refueling your car using the app at Ipiranga, the customer can revert a portion of the amount spent on several benefits, including the accumulation of loyalty program points, cashbacks, among others. Currently, abastece aí has partnerships with other companies operating in various sectors, such as TAM Linhas Aéreas S/A (LATAM), Movida Locação de Veículos S.A., Azul Linhas Aéreas Brasileiras, Livelo S.A., among others.

In 2023, the strategy of abastece aí was concentrated around the revenues from the association with partner companies, with Ipiranga as its main partner, operating more than 31 million transactions, totaling more than R$4 billion TPV.

Marketplace model. It is a virtual shopping mall, where partner companies advertise their products by paying an association fee. In this model, the partner exposes its products to a larger number of people, the consumer can access products from various segments and the company providing the marketplace receives a percentage of each transaction.

Cashback model. Through this model, when the user makes a purchase through the application, they receive a percentage of the money spent back. abastece aí works as the payment method and as a platform through which partners announce their products.

Work methodology. The operations of abastece aí are based on three main pillars: technological know-how, data intelligence and agile culture. The first involves the user experience, the functionality and facilities of the application. The company works to maintain an application with a simple and intuitive interface, constantly improving the user’s experience. In the data intelligence pillar, the company promotes the activation and growth of the customer base, identifying the main suggestions and criticisms to the functioning of the app. Also, it is critical to improve statistical and artificial intelligence models to personalize promotional campaigns, recognize potential customers and activate old users.

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

Oxiteno

As of March 31, 2022, Oxiteno was a second-generation company, which processed basic petrochemicals produced by the crackers to obtain intermediate petrochemicals. While operated by Ultrapar, Oxiteno was the only producer of ethylene oxide, ethylene glycols, ethanolamines, glycol ethers and methyl-ethyl-ketone in Brazil, as well as the only producer of fatty alcohol in Latin America and the only ethylene oxide producer in South America. Its products were used in a broad range of industrial sectors, such as cosmetics, detergents, crop solutions, polyester, packaging, coatings, and oil industry. During the year ended December 31, 2021, and the three months period ended March 31, 2022, right before the conclusion of its sale, Oxiteno sold 779 thousand and 177 thousand tons of chemical and petrochemical products, respectively.

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

Used in detergents, the specialty chemicals are added mainly to improve cleaning power and foaming and to reduce skin irritability.

Cosmetics	Alkylsulfates, alkyl ether sulfates, betaines, ethoxylated fatty alcohols, polyethyleneglycols, alkanolamides, ethoxylated sorbitan esters, sorbitan fatty esters.	Used in cosmetics as moisturizers, detergents for foaming and residue removal, and reduction of eye irritation in shampoos.

Crop protection chemicals	Ethoxylated fatty amines, ethoxylated alkylphenols, alkyl ether sulfates, blends, naphthalene sulfonate, ethoxylated vegetable oil, copolymers EO/PO.	Used as part of the composition of crop protection chemicals, such as herbicides. Increases their efficiency, by improving soil penetration and adherence of the products to plant surfaces.

Foods	Sorbitan fatty esters, ethoxylated sorbitan esters, emulsifiers, stabilizers, dispersants.	Mainly used as additives for breads and cakes, improving their texture and consistency, and as an emulsifier responsible for ice cream creaminess.

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

The Brazilian petrochemicals industry seeks to prioritize demand from the domestic market, where there is greater value added, although sales are also made to the international market. While operated by Ultrapar, Oxiteno sold the larger part of its commodities and specialty chemicals in Brazil, with production capacity exceeding domestic market demand and Oxiteno exporting surplus production to more than 50 countries in Asia, America, Europe, Africa, and Oceania. Oxiteno maintained its production capacity above local demand for strategic reasons. For the three months period ended March 31, 2022, right before the conclusion of Oxiteno’s sale and the year ended December 31, 2021, 36% and 34% of its net revenues from sales and services, respectively, were from sales outside Brazil. For the three months period ended March 31, 2022, and the year ended December 31, 2021, 31% and 29%, respectively, of Oxiteno’s sales volume were from sales outside Brazil.

The following table shows Oxiteno’s sales volume by market group for the period indicated:

	Year ended December 31,
Market group	2022(1)	2021
	(in thousand tons)
Commodity chemicals	20.1	126.4
Specialty chemicals	102.3	424.9
Total domestic sales volume	122.4	551.3

   (1)  For the period between January 1, 2022, and March 31, 2022.

	Year ended December 31,
Market group	2022(1)	2021
	(in thousand tons)
Commodity chemicals	0.2	7.5
Specialty chemicals	54.1	220.6
Total sales volume outside Brazil	54.3	228.1

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

The retail pharmacy business in Brazil is responsible for the purchase, distribution, and resale of medicines to end consumers through drugstores. It is also a common practice in this industry to sell beauty and personal care products as well as certain convenience products at drugstores. Its main suppliers are pharmaceutical companies and manufacturers of beauty and personal care products.

The main types of pharmaceutical products sold in Brazil are listed below:

Branded medicine. Innovative products, registered at the federal agency responsible for sanitary surveillance and marketed in the country. Their efficacy, safety and quality have been scientifically proven by the federal competent body upon registration.

Generic medicine. Products that contain the same active ingredient as the reference drug in the country. These products also are administered by the same route, with the same therapeutic indication, and show the same safety as the reference drug in the country.

Similar medicine. Products that contain the same active ingredient, with the same concentration, pharmaceutical form, method of administration, dosage, and therapeutic instructions, and is equivalent to a medicine registered with the Federal Agency responsible for sanitary surveillance. These products differ only in regard of the characteristics of size and form of the product, period of validity, packaging, labelling, excipients and vehicle.

OTC medicines. Over the Counter (“OTC”) medicines are products that do not need a prescription to be sold.

Extrafarma

As of July 31, 2022, Extrafarma operated 399 drugstores in ten states of Brazil (121 in Pará, 11 in Amapá, 3 in Tocantins, 91 in Ceará, 57 in Maranhão, 34 in Pernambuco, 20 in Bahia, 16 in Rio Grande do Norte, 4 in Paraíba and 42 in São Paulo). Extrafarma operated four distribution centers which were responsible for supplying all stores, located in four different cities: Benevides, in the state of Pará; Aquiraz, in the state of Ceará; Guarulhos, in the state of São Paulo; and São Luís, in the state of Maranhão.

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

Insurance

We maintain insurance policies covering all the facilities of our wholly owned subsidiaries, which we consider appropriate to cover the risks to which we believe we are exposed, including, but not limited to, loss and damage from fire, lightning, explosion of any nature, windstorm, plane crash and electrical damage. The maximum compensation values based on the maximum possible loss that could result from a specific location as of December 31, 2023 are shown below:

Maximum compensation value (*)
Ipiranga	R$2,072
Ultracargo	R$1,210
Ultragaz	R$374

(*)  In millions. In accordance with our policies terms and conditions.

We maintain general liability insurance that covers all our wholly owned subsidiaries with a maximum coverage of US$250 million for losses and damage incurred by third parties as a result of any accidents that occur in connection with our commercial/industrial operations and/or the distribution and sale of our products and services.

We maintain Directors & Officers liability insurance policies to indemnify members of the Board of Directors, Fiscal Council and executives of Ultrapar and its subsidiaries in the total amount of US$80 million, which covers any insured liabilities resulting from any wrongful act, omission or claim against them (solely by reason of them serving as Ultrapar’s executives or members of the Board of Directors and Fiscal Council, as the case may be), except if it is consequence of gross negligence or willful misconduct, in accordance with policies terms and conditions.

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

C. Organizational structure

The following chart shows our organizational structure for our main subsidiaries as of December 31, 2023:

Percentages represent approximate ownership of voting share capital and total capital (voting capital/total capital).

(1)	A company established on February 28, 2023, with the purpose of holding interests in other companies.
(2)	On May 21, 2023, the Company, through its subsidiary Ultrapar Empreendimentos Ltda., signed an agreement for the acquisition of a 60% interest in Serra Diesel Transportador Revendedor Retalhista Ltda. The closing of the transaction occurred on September 1, 2023.
(3)	On April 27, 2023, TEAS was merged with and into Ultracargo Logística, with the latter as the surviving entity.
(4)	On May 24, 2023, the name of the subsidiary Ultracargo Vila do Conde Logística Portuária S.A, was changed to Ultracargo Soluções Logísticas S.A.
(5)	On April 19, 2023, the Company through its subsidiary Ultracargo Logística, signed an agreement for the acquisition of a 50% interest in Opla, held by Copersucar. The closing of the transaction occurred on July 1, 2023.
(6)	União Vopak – a company jointly owned by Ultracargo Logística and Vopak. In 2023, the Company suspended its operational activities.
(7)	On April 13, 2023, the company was acquired by Eaí Clube Automobilista S.A. The acquisition was made at book value. On July 3, 2023, the company became directly controlled by Abastece Aí Participações S.A.
(8)	A company established on June 1, 2023, with the purpose of holding interests in other companies.
(9)	Iconic – an association between Ipiranga, holding 56%, and Chevron, holding 44%.
(10)	Other shareholders of Nordeste Logística I, II and II are Raízen and Vibra, and of Navegantes Logística Portuária are Raízen and Petrobras, each holding 1/3 of the voting shares.
(11)	Latitude Logística Portuária – a company jointly owned by Ipiranga and Petróleo Sabbá S.A.
(12)	Irupê Biocombustíveis – a company established on October 2, 2023, engaged in the production, sale, import and export of biofuels, fertilizers and other agricultural inputs.
(13)	On April 28, 2023, Imaven was partially spun off, and the spin-off assets were merged into the equity of the subsidiary Ipiranga. On May 1, Imaven became directly controlled by Ultrapar.
(14)	Other shareholders of RPR are Petrobras and Braskem, each holding 1/3 of the voting shares.
(15)	Non-controlling interests in Utingás are mainly held by Copagaz and Supergasbrás (31% and 8% of total capital, respectively).
(16)	Companies with suspended operational activities.
(17)	On November 21, 2022, the Company through its subsidiary Ultragaz, signed an agreement for the acquisition of all shares of NEOgás. The closing of the acquisition occurred on February 1, 2023.
(18)	Companies established on June 6, 2023, with the purpose of renting and leasing real estate, equipment and machinery for the operation by third parties of distributed electricity generation projects.

On January 1, 2024, the following transactions occurred: i) our subsidiary Ipiranga became directly controlled by Ultrapar Mobilidade and ii) our subsidiary Eaí Clube Automobilista S.A. became directly controlled by Ipiranga.

For more information on our main subsidiaries, see “Item 4.A. Information on the Company.”

For more information about our organizational structure, including companies’ names, country of incorporation or formation, or ownership interests held, see Note 1 to our Consolidated Financial Statements for the year ended December 31, 2023.

D.      Property, plant and equipment

Ultragaz

Ultragaz’s LPG distribution network includes 41 storage plants, including 2 storage plants indirectly held through its stake in Utingás, 19 of which are also filling plants. LPG is carried to the filling plants either via gas pipelines from Petrobras’ facilities or by tanker trucks. When LPG transportation is made via gas pipelines, the bases are known as primary and when transportation is made via tanker trucks, the bases are known as secondary.

Ultragaz also operates storage bases for LPG, known as satellite bases, for supplying its bulk trucks. These storage facilities are strategically located to keep supplies close to Ultragaz’s customer base, thus reducing transportation costs. As of December 31, 2023, Ultragaz had 9 primary plants, 10 secondary plants and 20 satellite bases located in all the regions of Brazil.

LPG is stored in the filling plants in large LPG storage tanks with a median of 60 tons per tank. In the case of LPG to be delivered in bulk, LPG is pumped directly from the storage tanks into the bulk tankers. In the case of LPG to be delivered in bottles, LPG is pumped from storage tanks into several filling heads, which fill the LPG bottles.

On August 16, 2023, CADE approved the consortium agreement between Ultragaz and Supergasbrás for sharing part of their operations, infrastructure of LPG storage and filling bases. Through this agreement, Ultragaz will expand its presence from 19 to 24 existing filling bases. Operating synergies are expected from optimizing logistics routes and reducing costs related to operations, filling and storage. In addition, customers and resellers are expected to benefit from greater supply security and service levels in the relevant regions. Neither Ultragaz nor Supergasbrás anticipate any change to their commercial operations.

As of December 31, 2023, Ultragaz had a total storage capacity of 20.8 thousand tons, including the storage capacity indirectly held through its stake in Utingás. In addition, Ultragaz maintains its headquarters in the city of São Paulo and regional offices in the areas in which it operates.

Beyond the risks discussed in “Item 3.D. Key information—Risk factors”, there were no specific environmental issues that could affect Ultragaz’s utilization of these facilities.

For a discussion of our investments plan for Ultragaz for 2024, see “Item 5. Operating and financial review and prospects—B. Liquidity and capital resources— Capital expenditures and other investments.”

Ultracargo

Most of Ultracargo’s property, plant and equipment are represented by its storage facilities. For more information on Ultracargo’s storage facilities, see “Item 4.B. Information on the company —Business overview — Storage services for liquid bulk.” itsBeyond the risks discussed in “Item 3.D. Key information—Risk factors”, there were no specific environmental issues that could affect Ultracargo’s utilization of these facilities.

For a discussion of our investments plan for Ultracargo for 2024, see “Item 5. Operating and financial review and prospects—B. Liquidity and capital resources— Capital expenditures and other investments.”

Ipiranga

As of December 31, 2023, Ipiranga distributed fuels through 85 storages terminals, which are strategically located to provide fast and efficient delivery of its products. There are two types of storage terminals: primary, which are usually located near the coast and large cities and are supplied by refineries through pipelines; and secondary storage terminals, mainly located inland and supplied by primary storage terminals through railways or road transportation at locations not serviced by railway systems. Large customers and TRRs are also serviced by primary storage terminals. As of December 31, 2023, Ipiranga had 48 primary storage terminals and 37 secondary storage terminals.

Distributors may own their storage terminals, lease space in third parties’ storage terminals or participate in pools via jointly operated terminals that serve two or more distributors. As of December 31, 2023, the total capacity of Ipiranga’s storage terminals was 1,075 thousand m³, out of each 25% were owned, 42% were related to third-party agreements and 33% were related to jointly operated terminals.

Beyond the risks discussed in “Item 3.D. Key information—Risk factors”, there were no specific environmental issues that could affect Ipiranga’s utilization of these facilities.

For a discussion of our investments plan for Ipiranga for 2024, see “Item 5. Operating and financial review and prospects—B. Liquidity and capital resources— Capital expenditures and other investments.”

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

In 2021 and 2022, Ultrapar conducted a portfolio rationalization process and, as a result, it entered into share purchase agreements for the sale of Extrafarma, ConectCar and Oxiteno. The sale of Ipiranga’s interest in ConectCar was closed in October 2021. On December 31, 2021, Oxiteno and Extrafarma were classified as assets and liabilities held for sale and discontinued operations, due to signing of a share purchase agreement with Indorama in August 2021 and with Pague Menos in May 2021, respectively. The sales of Oxiteno and Extrafarma were closed on April 1, 2022 and on August 1, 2022, respectively, and as a result these companies are no longer part of Ultrapar’s business portfolio as of these dates. In 2022, Ultrapar ceased to present abastece aí as a separate segment, due to the small relevance of this business relative to the overall results of the Company.

Brazilian economic background

Since our continuing operating businesses are in Brazil, our results and financial position depend largely on Brazil’s economic and social conditions, including, but not limited to, GDP, growth rates, credit availability and disposable incomes, the domestic rate of inflation and exchange rate fluctuations.

Despite the challenging global scenario in 2023, there was an improvement in Brazil's economic performance and an appreciation of the Real, including as a result of Brazil's improved trade balance combined with a reduction in unemployment, a fall in the basic interest rate and inflation within the limits of the target rate defined by the National Monetary Council.

Despite the improvement in Brazilian GDP and other economic indicators during 2023, we cannot assure you that this trend will continue. The Brazilian economic environment has historically been characterized by significant variations in economic growth, inflation, and currency exchange rates.

In addition, we cannot predict the scope, nature and impact of any policy changes or reforms (or reversals thereof) that the president’s administration will implement, which could result in further political and economic instability and negatively impact the regulatory framework in which we operate, which, in turn, could adversely affect our businesses, financial condition and operating results. For more information, see “Item 3.D. Key information—Risk factors—The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian political and economic conditions, including ongoing political instability and perceptions of these conditions in the international markets, could adversely affect our businesses and the market price of our shares and ADSs.”

GDP. In 2021, GDP grew 4.6% driven by a 4.7% and 4.5% growth in the service and industry sectors, respectively. In comparison to 2020, 2021 was a year of recovery, the first since the outbreak of COVID-19 pandemic, mainly due to the progress of the vaccination process, which had a direct impact on family consumption. The increase in fiscal uncertainty and inflation drove the increase in the Selic rate, from 2.00% at the beginning of the year to 9.25% on December 31, 2021. In 2022, Brazilian GDP grew 2.9%, mainly driven by the reopening of the economy after the restrictions imposed by the COVID-19 pandemic in 2021, added to the stimulus packages, the evolution of public accounts and the financial support policies for the population. In 2023, GDP grew 2.9%, despite the challenging global scenario. The record trade balance, combined with the reduction in unemployment and the fall in the basic interest rate and inflation within the limits of the target defined by the National Monetary Council, contributed to the improvement of the economy’s performance and the appreciation of Real.

Inflation and currency fluctuations. Our cash operating activities are substantially in Reais and tend to increase with inflation. However, some of our costs of sales and services sold are linked to the U.S. dollar and are not substantially affected by the Brazilian inflation rate. In addition, some of our Real-denominated debt is indexed to the rate of inflation. In 2021, the Real depreciated 7.4% against the U.S. dollar, mainly due to the increase in global inflation coupled with high fiscal risks and low growth rate in Brazil. In 2022, the Real appreciated 6.5% against the U.S. dollar, mainly due to the reopening of the economy after the restrictions imposed by the COVID-19 pandemic in 2021, added to the stimulus packages, the evolution of public accounts and the financial support policies for the population. In 2023, the Real appreciated 7.2% against the U.S. dollar, mainly due to the record trade balance in the period.

The official interest rate in Brazil, or SELIC, as of December 31, 2022, was 13.75% per year, as set forth by the Monetary Policy Committee (Comitê de Política Monetária do Banco Central do Brasil). On August 2, 2023, the Monetary Policy Committee cut the SELIC to 13.25%, and further decreased the SELIC to 12.75% on September 20, 2023 and to 12.25% on November 1, 2023, reacting to an improved inflation outlook in Brazil. As of December 31, 2023, the SELIC was 11.75%.

The main foreign exchange risk we face arises from certain U.S. dollar denominated costs and expenses. Although a part of our debt is U.S. dollar-denominated, it is predominantly hedged against currency devaluation using various derivative instruments or matching assets in the same currency. Additionally, a significant part of our raw materials is also denominated or indexed to the U.S. dollar. Hence, we are exposed to foreign exchange rate risks which could negatively impact our businesses, financial situation and operating results as well as our capacity to service our debt.

The table below shows the inflation rate for the periods indicated, as well as the devaluation (or appreciation) of the Real against the U.S. dollar.

	Year ended December 31,
Index	2023		2022		2021
IGP-M	(3.2%	)	5.5%		17.8%
IPCA	4.6%		5.8%		10.1%
Devaluation (appreciation) of the Real against the U.S. dollar	(7.2%	)	(6.5%	)	7.4%

We manage foreign exchange risk associated with the scheduled payments under the terms of our U.S. dollar indebtedness by investing in U.S. dollar-denominated securities and foreign currency/interest swap contracts, under which we pay variable interest in Reais based on the DI and receive fixed interest in U.S. currency. As of December 31, 2023, our liabilities in foreign currency totaled R$7,027.4 million (US$1,451.6 million), including financing in foreign currency, gross of transaction costs and discount, and payables arising from imports, net of advances to foreign suppliers. At the same date, our total assets in foreign currency including foreign currency hedging instruments totaled R$6,633.7 million (US$1,370.2 million), comprised of investments indexed to U.S. dollars and hedging instruments used to manage fluctuations of exchange rates and foreign currency receivables exposures. As of December 31, 2023, Ultrapar had a net liability position (income statement effect) in foreign currency of R$393.7 million (US$81.3 million), comprised of a short-term net asset position of R$575.4 million (US$118.9 million) and a long-term net liability position of R$969.1 million (US$200.2 million). For the purposes of this paragraph, amounts in U.S. dollar were calculated based on a 4.8413 Real/U.S. dollar exchange rate, as of December 31, 2023. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for information about our foreign exchange risk hedging policy and Note 26 to our Consolidated Financial Statements.

IFRS standards and criteria adopted in preparing the financial information

The consolidated financial information presented below was prepared based on the consolidated statements of income and cash flows – indirect method for the years ended December 31, 2023, 2022 and 2021 that derived from our Consolidated Financial Statements included in this annual report and prepared in accordance with IFRS as issued by IASB. Financial information relating to Ultragaz, Ultracargo, Ipiranga and abastece aí is presented on an unconsolidated basis and does not reflect elimination of intercompany transactions. Accordingly, the sum of individual financial information of Ultrapar’s subsidiaries may not correspond to the consolidated financial information of Ultrapar. See “Presentation of financial information.”

On December 31, 2021, our former wholly owned subsidiaries, Oxiteno and Extrafarma, were classified as assets and liabilities held for sale and discontinued operations, due to signing of a share purchase agreement with Indorama in August 2021 and with Pague Menos in May 2021, respectively. The sales of Oxiteno and Extrafarma were closed on April 1, 2022 and on August 1, 2022, respectively, and as a result these companies are no longer part of Ultrapar’s business portfolio as of these dates. For more information, see Note 29 to our Consolidated Financial Statements. In 2022, Ultrapar has ceased to present abastece aí as a separate segment, due to the small relevance of this business relative to the overall results of the Company.

Results of operations

Year ended December 31, 2023 compared to the year ended December 31, 2022.

The following table shows a summary of our results of operations for the years ended December 31, 2023 and 2022:

(R$ million)	Year ended December 31, 2023	% of net revenues from sales and services	Year ended December 31, 2022	% of net revenues from sales and services	Percent change 2023—2022
Continuing operations
Net revenues from sales and services	126,048.7	100%	143,634.7	100%	(12%	)
Costs of products sold and services provided	(116,730.5)	93%	(136,276.3)	95%	(14%	)
Gross profit	9,318.2	7%	7,358.5	5%	27%
Sales, general and administrative expenses (1)	(4,271.4)	3%	(3,676.5)	3%	16%
Other operating income (expenses), net (2)	(602.9)	0%	(514.5)	0%	17%
Gain on disposal of property, plant and equipment and intangible assets	121.9	0%	169.3	0%	(28%	)
Operating income before financial result and share of profit (loss) of joint-ventures and associates	4,565.9	4%	3,336.8	2%	37%
Share of profit (loss) of joint-ventures and associates	11.9	0%	12.2	0%	(2%	)
Financial result, net (3)	(999.1)	1%	(1,469.2)	1%	(32%	)
Income before income and social contribution taxes	3,578.7	3%	1,879.7	1%	90%
Income and social contribution taxes (4)	(1,060.9)	1%	(341.5)	0%	211%
Net income from continuing operations	2,517.8	2%	1,538.2	1%	64%
Discontinued operations
Net income from discontinued operations	-	N/A	301.9	N/A	N/A
Net income for the year	2,517.8	2%	1,840.1	N/A	N/A
Net income attributable to:
Shareholders of Ultrapar	2,439.8	2%	1,800.8	N/A	N/A
Non-controlling interests in subsidiaries	78.0	0%	39.2	N/A	N/A

(1)  Consider both selling, marketing, general and administrative expenses

(2)  Considers both other operating income and other operating expenses

(3)  Considers both finance income and finance expenses

(4)  Consider both current and deferred income and social contribution taxes

Net revenues from sales and services. Ultrapar’s net revenues from sales and services was R$126,048.7 million in 2023, a decrease of 12% compared to R$143,634.7 million in 2022, reflecting mainly the lower revenues of Ipiranga and Ultragaz. In 2023, more than 90% of our consolidated net revenues from sales and services was generated by Ipiranga and Ultragaz. Therefore, the main components of these revenues come from diesel, gasoline, ethanol and LPG sales.

The following table shows the change in net revenues from sales and services for each of our segments:

	2023	2022	Percent change 2023—2022
	(R$ million)
Ultragaz (1)	10,670.8	11,483.4	(7%	)
Ultracargo (1)	1,015.6	867.1	17%
Ipiranga (1)	114,374.6	131,338.0	(13%	)
Others (2)	(12.3)	(53.8)	(77%	)
Net revenues from sales and services from continuing operations	126,048.7	143,634.7	(12%	)

(1)	Financial information relating to Ultragaz, Ultracargo and Ipiranga is presented on an unconsolidated basis and does not reflect elimination of intercompany transactions which is included in “Others”. Accordingly, the sum of individual financial information of Ultrapar’s subsidiaries may not correspond to the consolidated financial information of Ultrapar. See “Presentation of financial information.”
(2)	Includes Ultrapar’s holding structure, eliminations of intercompany transactions and other subsidiaries (see “Item 4.C. Information on the Company—Organizational structure.”)

Ultragaz’s net revenues from sales and services was R$10,670.8 million in 2023, a decrease of 7% compared to R$11,483.4 million in 2022, reflecting the decrease in LPG prices, (see “Item 4.B. Information on the Company—Business overview—Industry and Regulatory Overview—A. Distribution of LPG—Ultragaz—Prices of LPG”), partially offset by higher sales volume. The volume sold by Ultragaz totaled 1,738 thousand tons in 2023, an increase of 2% compared to 2022, as a result of a 6% growth of sales in the bulk segment, mainly due to higher sales to industries, while the bottled segment remained stable.

Ultracargo’s net revenues from sales and services was R$1,015.6 million in 2023, an increase of 17% compared to R$867.1 million in 2022, as a result of a higher volume of spot sales, higher m³ sold and higher tariffs.

Ipiranga’s net revenues from sales and services was R$114,374.6 million in 2023, a decrease of 13% compared to R$131,338.0 million in 2022, due to the pass-throughs of fuel cost reductions, reflecting the decrease in international prices. Ipiranga’s sales volume totaled 23,105 thousand m³ in 2023, remaining relatively stable when compared to 2022, with a growth of 2% in the Otto cycle and a drop of 1% in diesel, the latter influenced by a strategy of lowering sales in the spot market.

Costs of products sold and services provided. Ultrapar’s costs of products sold and services provided was R$116,730.5 million in 2023, a decrease of 14% compared to R$136,276.3 million in 2022, mainly due to the cost reductions at Ipiranga and Ultragaz, for the reasons discussed below.

The following table shows the change in costs of products sold and services provided for each of our segments:

	2023	2022	Percent change 2023—2022
	(R$ million)
Ultragaz (1)	8,485.2	9,446.4	(10%	)
Ultracargo (1)	355.8	340.6	4%
Ipiranga (1)	107,929.7	126,569.5	(15%	)
Others (2)	(40.3)	(80.2)	(50%	)
Costs of products sold and services provided from continuing operations	116,730.5	136,276.3	(14%	)

(1)	Financial information relating to Ultragaz, Ultracargo and Ipiranga is presented on an unconsolidated basis and does not reflect elimination of intercompany transactions which is included in “Others”. Accordingly, the sum of individual financial information of Ultrapar’s subsidiaries may not correspond to the consolidated financial information of Ultrapar. See “Presentation of financial information.”
(2)	Includes Ultrapar’s holding structure, eliminations of intercompany transactions and other subsidiaries (see “Item 4.C. Information on the Company—Organizational structure.”)

Ultragaz’s costs of products sold was R$8,485.2 million in 2023, a decrease of 10% compared to R$9,446.4 million in 2022, due to LPG cost reductions, partially offset by higher costs with freight and the positive effect of the recognition of PIS and COFINS credits related to the Supplementary Law No. 192/22 in the amount of R$333.4 million in 2022.

Ultracargo’s costs of services provided was R$355.8 million in 2023, an increase of 4% compared to R$340.6 million in 2022, due to higher costs with personnel (collective bargaining agreement), insurance and maintenance.

Ipiranga’s costs of products sold and services provided was R$107,929.7 million in 2023, a decrease of 15% compared to R$126,569.5 million in 2022, due to reduced fuel costs, which were partially offset by the recognition of higher PIS and COFINS credits related to the Supplementary Law No. 192/22 in 2022 (R$563.0 million in 2023 and R$638.0 million in 2022).

For more information on the PIS and COFINS credits related to the Supplementary Law No. 192/22, see Note 7.a.2 to our Consolidated Financial Statements.

Gross profit. For the reasons described above, Ultrapar’s gross profit was R$9,318.2 million in 2023, an increase of 27% compared to R$7,358.4 million in 2022. Ipiranga’s gross profit was R$6,444.9 million in 2023, an increase of 35% compared to R$4,768.5 million in 2022. Ultragaz’s gross profit was R$2,185.6 million in 2023, an increase of 7% compared to R$2,037.0 million in 2022. Ultracargo’s gross profit was R$659.8 million in 2023, an increase of 25% compared to R$526.5 million in 2022.

Sales, general and administrative expenses. Ultrapar’s sales, general and administrative (“SG&A”) expenses were R$4,271.4 million in 2023, an increase of 16% compared to R$3,676.5 million in 2022, due to the inflationary impact in 2023 and specific effects in each of the businesses.

The following table shows the changes in SG&A expenses for each of our segments:

	2023	2022	Percent change 2023—2022
	(R$ million)
Ultragaz (1)	924.7	833.4	11%
Ultracargo (1)	178.7	146.9	22%
Ipiranga (1)	2,814.4	2,381.4	18%
Others (2)	353.5	314.8	12%
SG&A from continuing operations	4,271.4	3,676.5	16%
(1)	Financial information relating to Ultragaz, Ultracargo and Ipiranga is presented on an unconsolidated basis and does not reflect elimination of intercompany transactions which is included in “Others”. Accordingly, the sum of individual financial information of Ultrapar’s subsidiaries may not correspond to the consolidated financial information of Ultrapar. See “Presentation of financial information.”
(2)	Includes Ultrapar’s holding structure, eliminations of intercompany transactions and other subsidiaries (see “Item 4.C. Information on the Company—Organizational structure.”)

Ultragaz’s SG&A expenses were R$924.7 million in 2023, an increase of 11% compared to R$833.4 million in 2022, due to higher personnel expenses (mainly due to an increase in headcount as a result of acquisitions completed in 2022 and 2023, in addition to collective bargaining agreement and variable compensation, in line with the progression of results), freight and higher sales commissions.

Ultracargo’s SG&A expenses were R$178.7 million in 2023, an increase of 22% compared to R$146.9 million in 2022, resulting from higher personnel expenses (mainly variable compensation, in line with the progression of results, and collective bargaining agreement), in addition to advisory and consultancy expenses related to expansion projects.

Ipiranga’s SG&A expenses were R$2,814.4 million in 2023, an increase of 18% compared to R$2,381.4 million in 2022, resulting from higher personnel expenses (variable compensation, in line with the progression of results, and collective bargaining agreement), marketing and provisions for contingencies and for expected credit losses.

Other operating income (expenses), net. Other operating income (expenses), net was R$602.9 million expense in 2023, an increase of expenses of R$88.3 million compared to a R$514.5 million expense in 2022, due to higher costs with CBios and the lower constitution of extemporaneous tax credits, both at Ipiranga.

Gain on disposal of property, plant and equipment and intangible assets. Ultrapar’s income from disposal of assets was R$121.9 million in 2023, a decrease of R$47.4 million compared to R$169.3 million in 2022, mainly due to the elimination of the sale of the Rondonópolis base by Ipiranga to Ultracargo in 2023.

Operating income before financial result and share of profit (loss) of joint-ventures and associates. For the reasons described above, Ultrapar’s operating income before financial result and share of profit (loss) of joint-ventures and associates was R$4,565.9 million in 2023, an increase of 37% compared to R$3,336.8 million in 2022.

Ultragaz’s operating income before financial result and share of profit (loss) of joint-venture and of associates was R$1,294.2 million in 2023, an increase of 7% compared to R$1,208.5 million in 2022, mainly due to higher gross profit, partially offset by higher expenses. Ultracargo’s operating income before financial result and share of profit (loss) of joint-ventures and associates was R$483.5 million in 2023, an increase of 27% compared to R$382.1 million in 2022, due to higher gross profit, partially offset by higher expenses. Ipiranga’s operating income before financial result and share of profit (loss) of joint-ventures and associates was R$3,141.1 million in 2023, an increase of 55% compared to R$2,029.8 million in 2022, mainly due to higher gross profit, partially offset by higher expenses and lower other operating income, net.

Financial result, net. Ultrapar recognized a net financial expense of R$999.1 million in 2023, compared to a net financial expense of R$1,469.2 million in 2022, mainly reflecting our lower Net Debt (representing the sum of Gross Debt and leases payable minus cash, cash equivalents, financial investments and derivative financial instruments) and the better result from the fair value of hedges, mainly due to increase in interest curves and exchange rates throughout 2022. For the reconciliation of Gross Debt and Net Debt, see “Item 4.B. Information on the Company—Business overview—Key financial information.”

Income and social contribution taxes. Ultrapar’s income and social contribution taxes were R$1,060.9 million in 2023, an increase of 211% compared to R$341.5 million in 2022, mainly due to higher operating income and lower net financial expenses. The effective income and social contribution tax rate was 29.6% in 2023, an increase of 11.5 percentage points when compared to the 18.2% tax rate in 2022, due to the payment of interest on capital in 2022, which reduced the taxable income.

Net income from continuing operations. Net income from continuing operations was R$2,517.8 million in 2023, an increase of 64% compared to R$1,538.2 million in 2022, mainly due to higher operating income and lower net financial expenses.

Net income from discontinued operations. There is no net income from discontinued operations in 2023, since the sales of Oxiteno and Extrafarma were closed in 2022. Net income from discontinued operations was R$301.9 million in 2022 and considers the results of Oxiteno from January to March 2022, and the results of Extrafarma from January to July 2022.

Net income for the year. As a result of the foregoing, Ultrapar’s net income was R$2,517.8 million in 2023, an increase of 37% compared to R$1,840.1 million in 2022.

Year ended December 31, 2022, compared to the year ended December 31, 2021.

For a discussion of our results of operations for the year ended December 31, 2022 compared to the year ended December 31, 2021, see “Item 5. Operating and financial review and prospects—A. Operating results—Results of operations—Year ended December 31, 2022 compared to year ended December 31, 2021” of our Form 20-F for the year ended December 31, 2022, filed with the SEC on April 25, 2023.

B.      Liquidity and capital resources

Sources and uses of funds

Our main sources of liquidity derive from (i) cash, cash equivalents and financial investments, (ii) cash generated from operations and (iii) financings. In addition to these sources of liquidity, as of December 31, 2023, Ultrapar had yet to receive US$150.0 million as a result of the sale of Oxiteno, and R$182.7 million, to be adjusted by DI + 0.5% p.a. since August 1, 2022, as a result of the sale of Extrafarma.

The residual payment of US$150.0 million in connection with the sale of Oxiteno was paid in a single installment on April 1, 2024, without embedded interest. No exchange hedge was contracted to protect against the U.S. dollar fluctuation for this installment. The residual payment of R$182.7 million in connection with the sale of Extrafarma is due on August 1, 2024, adjusted by DI + 0.5% p.a. since August 1, 2022. The present value of the pending installments from Oxiteno and Extrafarma are represented as “Trade receivables – sale of subsidiaries” on the balance sheet of our Consolidated Financial Statements.

Our material cash requirements have included the following:

  Working capital;
  Capital expenditures;
  Amortization of debts; and
  Payment of dividends.
81

Discussion of contractual obligations

The table below presents a summary of financial liabilities and leases payable as of December 31, 2023 by the Company and its subsidiaries, listed by maturity. The amounts disclosed in this table are the contractual undiscounted cash flows, and, therefore, these amounts may be different from the amounts disclosed in the statement of financial position.

R$ million	Total	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
Loans, including future contractual interest	13,410.0	2,363.3	4,870.6	3,258.0	2,918.1
Derivative financial instruments	1,874.1	673.0	752.1	387.6	61.3
Trade payables	4,682.7	4,682.7	-	-	-
Trade payables – reverse factoring	1,039.4	1,039.4	-	-	-
Leases payable	2,309.8	418.5	550.0	337.7	1,003.7
Financial liabilities of customers	362.6	18.7	343.9	-	-
Contingent consideration	112.2	-	-	112.2	-

Ultrapar has resources to meet its short-term and long-term cash requirements through a combination of cash, cash equivalents and financial investments (R$7,170.6 as of December 31, 2023), cash generated from operating activities (see “− Cash flows”) and cash generated by financing activities (including new debt financing and the refinancing of some of our indebtedness as it becomes due). We believe that our sources of liquidity are sufficient to meet our short-term and long-term cash requirements going forward. In addition, we do not believe that the absence of cash flow from discontinued operations should cause any material effects in our liquidity or indebtedness.

Cash flows

Net cash provided by operating activities

Net cash provided by operating activities from continuing operations was R$3,849.8 million in 2023, R$1,845.1 million higher than that of 2022, due to the higher operational result of the businesses and lower investment in working capital, as a result of fuel price reductions, partially offset by the reduction of R$1,627.5 million in trade payables – reverse factoring in 2023.

Net cash provided by (consumed by) investing activities

In 2023, net cash consumed by investing activities from continuing operations was R$1,021.6 million, a decrease of R$9,144.8 million compared to 2022, mainly due to the conclusion of the divestments of Oxiteno and Extrafarma in 2022.

Net cash provided by (consumed by) financing activities

In 2023, net cash consumed by financing activities from continuing operations was R$2,494.4 million, R$4,237.3 million lower than that of 2022, mainly due to the repurchase of debt securities in the international market in 2022.

For a discussion of our cash flows for the year ended December 31, 2022, compared to the year ended December 31, 2021, see “Item 5. Operating and financial review and prospects—B. Liquidity and capital resources—Cash flows” of our Form 20-F for the year ended December 31, 2022, filed with the SEC on April 25, 2023.

Cash and cash equivalents

Accordingly, cash and cash equivalents totaled R$5,925.7 million and R$5,621.8 million as of December 31, 2023 and 2022, respectively.

As of December 31, 2023, we had R$6,218.6 million in cash, cash equivalents, financial investments and derivative financial instruments in current assets (short-term) whereas our consolidated debt due from January 1 to December 31, 2024, totaled R$2,363.3 million, including estimated interest payments on loans.

The Company and its subsidiaries use exchange rate hedging instruments (especially between the Real and the U.S. dollar) available in the financial market to protect its assets, liabilities, receipts and disbursements in foreign currency and net investments in foreign operations. Hedging instruments are used to reduce the effects of variations in exchange rates on the Company’s income and cash flows in Reais within the exposure limits under its Financial Risks Management Policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, receipts, and disbursements in foreign currencies to which they are related. For additional information regarding our funding and treasury policies, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

Consolidated debt

Our consolidated short and long-term debt was as follows:

Consolidated debt (in millions of Reais)	Currency	Interest rate(1)	Principal amount of outstanding and accrued interest through December 31,
			2023	2022
Foreign currency – denominated loans:			5,278.8	5,190.2
Notes in the foreign market	US$	5.3%	3,694.3	3,973.8
Foreign loan	US$	4.6%	1,018.4	1,161.8
Foreign loan	JPY$	1.3%	439.9	-
Foreign loan	EU$	4.4%	126.2	54.5
Reais – denominated loans:			5,862.5	6,035.9
Debentures – CRA – 5th, 7th, 8th, 10th and 11th issuances Ipiranga	R$	IPCA + 5.1%	3,434.3	3,011.5
Debentures – CRA – 5th, 7th and 8th issuances Ipiranga	R$	97.5% of DI	-	660.5
Debentures – 2nd public issuance Ultracargo Logística and 1st issuance Tequimar Vila do Conde	R$	IPCA + 4.1%	556.7	482.2
Bank Credit Bills	R$	109.4% of DI	552.4	-
Debentures – 12th, 13th issuances Ipiranga	R$	11.2%	539.9	-
Debentures – 12th, 13th issuances Ipiranga	R$	DI + 0.7%	488.3	-
Agribusiness Credit Rights Certificate	R$	108.6% of DI	201.8	-
Debentures – 1st public issuance Ultracargo Logística	R$	6.5%	87.8	81.5
FINEP – Research and Projects Financing	R$	TJLP (2) – 1.0%	1.3	-
Debentures – 6th issuance – Ultrapar	R$	105.3% of DI	-	1,800.2
Total loans			11,141.3	11,226.0
Unrealized losses on swaps transactions			626.7	524.3
Total			11,768.0	11,750.4

(1)	Interest rate as of December 31, 2023.
(2)	TJLP = set by the National Monetary Council, TJLP is the basic financing cost of FINEP for agreements entered into before 2020. On December 31, 2023, TJLP was fixed at 6.55% p.a.

For more information on the composition of debt, changes and maturity of our consolidated debt, see Note 15.a to our Consolidated Financial Statements.

The transaction costs associated with our fundraising are included as part of our financial liabilities. See Note 15.b to our Consolidated Financial Statements for more information.

Ultrapar contracted hedging instruments against foreign currency exchange and interest rate variations for a portion of its indebtedness. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” and Note 26 to our Consolidated Financial Statements for more information.

Guarantees

The financing does not have collateral as of December 31, 2023 and December 31, 2022 and has guarantees and promissory notes in the amount of R$11.0 billion as of December 31, 2023 (R$9.4 billion as of December 31, 2022). For more information about our guarantees, see Note 15.c to our Consolidated Financial Statements.

Notes in the foreign market

As of December 31, 2023, Ultrapar had R$3.7 billion of debt relating to the issuance of notes in the foreign market, recorded at fair value, all issued by Ultrapar International. For more information about our notes in the foreign market, see Note 15.e to our Consolidated Financial Statements.

Foreign loans

As of December 31, 2023, Ultrapar had R$1.6 billion of debt relating to foreign loans, recorded at fair value, issued by Ipiranga, Ultragaz and Iconic. For more information about our foreign loans, see Note 15.f to our Consolidated Financial Statements.

 Debentures

As of December 31, 2023, Ultrapar had R$5.1 billion of debt relating to the issuance of debentures, recorded at fair value. Of this sum, R$4.5 billion and R$0.6 billion was due by Ipiranga and Ultracargo, respectively. For more information about our debenture’s issuances, see Note 15.d to our Consolidated Financial Statements.

For more information about our debt profile, hedge derivative, risks, and financial instruments, see Note 26 to our Consolidated Financial Statements.

Leases payable

As of December 31, 2023, Ultrapar had R$1,523.9 billion of leases payable. For more information about our leases payable, see Note 12.b to our Consolidated Financial Statements.

Capital expenditures and other investments

The following table shows our capital expenditures and other investments, for the years ended December 31, 2023, 2022 and 2021:

	Year ended December 31,
	2023	2022	2021
	(in millions of Reais)
Acquisition of property, plant and equipment	1,012.6	929.2	1,028.4
Acquisition of intangible assets	274.7	277.6	237.5
(+) Payments of contractual assets with customers – exclusively rights	597.8	710.9	420.3
(+) Vendor¹	170.2	-	-
(+) Direct costs of right-of-use assets	-	48.4	43.6
(+) Capital increase in associates and joint ventures	-	28.0	25.7
(+) Initial direct costs of right of use assets	16.7	12.1	14.9
(−) Capital increase in ConectCar	-	-	(15.0)
(−) Drawdowns of financing to clients, net of receipts	(36.1)	(22.3)	(32.0)
(−) Proceeds from disposal of property, plant, and equipment and intangibles	(193.6)	(228.8)	(162.8)
(+) Others	106.8	-	-
Total capital expenditures and other investments	1,949.2	1,755.4	1,560.6
Ultragaz	411.7	354.5	354.3
Ultracargo	331.8	229.5	358.0
Ipiranga	1,143.0	1,129.9	806.7
Others	62.7	41.4	41.6

 1 It considers only vendor operations used to finance prepaid bonuses. Until 2022, it was added to the line item “Payments of contractual assets with customers – exclusively rights”.

In 2023, Ultrapar’s capital expenditures and other investments, net of divestments and receipts, totaled R$1.9 billion, a 11% increase when compared to 2022, due to higher investments in the three main businesses.

  Ultragaz invested R$411.7 million in 2023, directed mainly towards equipment installed in new customers in the bulk segment, acquisition and replacement of bottles, the maintenance of existing operations and information technology.
  Ultracargo invested R$331.8 million in 2023, allocated mainly to the acquisition of the Rondonópolis base from Ipiranga, projects for higher efficiency, maintenance and operational safety of the terminals, and the payment of the grant of Vila do Conde terminal.
  Ipiranga invested R$1,143.0 million in 2023, directed to the expansion and maintenance of Ipiranga’s service stations and franchises network and to logistics infrastructure. Out of the total investments, R$411.1 million refers to additions to fixed and intangible assets and R$768.1 million to contractual assets with customers (exclusive rights). These amounts were offset by the receipt of R$36.1 million of installments from the financing granted to customers, net of releases.
85

Ultrapar’s investment plan for 2024 totals R$2.7 billion (net of disposals and excluding mergers and acquisitions). The approved limit for investments in expansion is 47% higher than in 2023 and is relatively more concentrated in Ultracargo and Ipiranga.

  Ultragaz is planning to invest R$496.9 million, R$311.0 million of which will be invested in the expansion of its operations and R$185.8 million in maintenance and other investments in upkeep. Investments in expansion are focused on continuously capturing new customers in the bulk segment, on revitalizing and opening points of sale, on projects aimed at optimizing operations and on expanding into new energy solutions. The portion focused on maintenance will be directed to the sustaining of the business and includes mainly investments in maintenance of assets, the renovation and remodeling of points of sale and information technology.
  Ultracargo is planning to invest R$804.1 million, of which R$635.1 million will be invested in the expansion of its operations and R$169.0 million in maintenance and other investments in upkeep. The expansion investments will be mainly focused on the construction of the railway branch at Opla, on increasing the installed capacity of the Itaqui, Santos and Rondonópolis terminals, on building the Palmeirante terminal and on paying the grant of Vila do Conde terminal. The portion focused on maintenance will be directed to sustaining the business and includes mainly investments in maintenance of assets and safety.
  Ipiranga is planning to invest R$1,345.3 million, of which R$581.6 million will be invested in the expansion of its operations and R$763.7 million in maintenance and other investments in upkeep. Investments in expansion of Ipiranga will be mainly directed to branding service stations and expanding logistics infrastructure. The portion focused on maintenance will be directed to the sustaining of the business and includes mainly investments in maintenance of assets, information technology and safety.

C.       Research and development, trademarks and patents

Research and development

Our main research and development activities for the last three years are concentrated in the following actions:

Ultragaz carried out a wide range of research and development activities, mainly related to new applications and services for LPG, internet of things and artificial intelligence applied to LPG metering, virtual reality and new customer relationship channels, such as vending machines for LPG cylinders, called Ultragaz 24h, which operates 24/7 and accept many payment methods. Ultragaz has also expanded LPG uses portfolio to agribusiness, with a solution for grain and seed drying, increasing its productivity.

In 2022, Ipiranga restructured its research and development department with the goal of building a portfolio of high-quality products and solutions that are valued and recognized by the market, aligned with Ipiranga’s differentiation strategy.

In the first semester of 2023, the Research and Development (R&D) department successfully concluded the development project of the Ipimax product line. This initiative targeted to improve the performance and quality of Ipiranga’s fuel products. To achieve these goals, Ipiranga conducted rigorous tests in both laboratory settings and real-world conditions, with the collaboration of strategic partners, all conceived by its R&D team. These efforts resulted in the creation of products that are gaining recognition in the market, consequently enriching the portfolio with a variety of fuels. In the second semester of 2023, Ipiranga expanded its innovative initiatives to the B2B business segment by introducing the Ipimax Diesel R5, a product containing 5% green diesel.

Trademarks and patents

Ipiranga and its subsidiaries own registrations for the trademarks used in its distribution business, such as Ipiranga, AmPm, Jet Oil, Clube VIP Ipiranga, Clube do Milhão Ipiranga, Posto 24 horas, Atlantic, Gasolina Original Ipiranga, AmPm Estação, among several others. The 10-year period of validity of the registrations for these trademarks will expire between 2024 and 2034.

Other subsidiaries also own registrations and applications for its main trademarks, such as (i) Ultragaz, Ultragaz Ultrasystem and Brasilgás trademarks for the activities of Ultragaz, (ii) Ultracargo and Ultradata for the activities of Ultracargo, and (iii) Km de Vantagens and abastece aí for the activities of abastece aí. The 10-year period of validity of the registrations for these trademarks will expire between 2024 and 2034.

D.        Trend information

We believe that the following significant market trends are the most important trends affecting our results of operations, and we believe this will continue to have a material impact on our results of operations in the future.

LPG business

Any sharp fluctuation in LPG prices charged to LPG distributors can have an impact on Ultragaz’s results if it is unable to maintain its operational margins or sales volume. LPG bulk sales are correlated to economic growth. Thus, an acceleration or deceleration in Brazilian GDP growth can affect our sales volume, since the segment represented 35% of the volume sold by Ultragaz in 2023. Bottled LPG is an essential good for Brazilian population and, therefore, it has a relatively low correlation with economic performance. For more information on LPG prices see “Item 4.B. Information on the Company—Business Overview—Industry and regulatory overview—A. Distribution of LPG—Ultragaz—Prices of LPG.”

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

In 2022, the conflict between Russia and Ukraine increased volatility in oil prices, mainly in the first semester, with a direct impact on LPG international prices. As a result, Petrobras announced a new adjustment to the LPG price in March, 2022. In the second semester of 2022, the international oil prices dropped. As a result, in September, October, November and December of 2022, Petrobras made new adjustments to the LPG prices, reducing the prices in approximately 23%, comparing August 2022 to December 2022.

Throughout 2023, the price of Mont Belvieu LPG varied by 1.8%, while Petrobras’ price had a negative variation of 24%. In May 2023, Petrobras announced that fuel prices (including LPG) would no longer be guaranteed at the PPI, as was the previous pricing policy. The new pricing policy seeks not to immediately pass on episodes of high market volatility to consumers. Since July 2023, there has been no adjustment by Petrobras in the price of LPG, even with the increase in the price of the raw material in the international market.

In addition to the change in pricing policy, the price of LPG was affected by the change in the ICMS taxation rule. As of May 2023, the tax stopped being ad rem to be ad valorem, with a fixed value per state of R$1.2571/kg. The new legislation led to an increased price of LPG in most of the states in the country.

Liquid bulk storage business

In 2023, the liquid bulk storage sector in independent terminals showed a growth of 3% compared to the previous year, mainly driven by fuel movements, which grew by 11%. Fuels accounted for 70% of the sector’s movement.

Several factors contributed to the year’s result:

  Consumption of diesel and gasoline in Brazil grew by 4%, reaching the highest mark in historical series;
  The year marked the second-highest historical import since 2014, only behind 2022;
  A lower participation of Petrobras in imports (32% in 2023 vs. 41% in 2022); and
  The development of new supply sources of imported derivatives.
87

The biofuel market in Brazil also stood out:

  Ethanol consumption in Brazil grew 6% and exports expanded 3% in 2023; and
  A growth of 19% in biodiesel consumption, considering the increase in the blend from 10% to 12% in diesel oil.

Fuel distribution business

Due to its essential nature for Brazilian society and economy, the demand for fuels presents a relatively low sensitivity to prices. Therefore, the supply dynamics have been the primary determinant of the competitive environment, price conditions, and consequently, the operational margin of the segment in the short term.

Since the end of 2021, Petrobras announced that it would cease to guarantee the supply of fuels to the Brazilian market. As a result, fuel distribution companies were required to purchase part of their fuel needs in the international market. Given that the production of oil-derivatives by local refineries is not very volatile, the main supply lever in the sector in the short term has been the import of fuels, primarily diesel. The main indicator guiding the level of diesel imports is the prices set by Petrobras. When Petrobras prices are higher than the import parity price, the level of imports tends to rise, and vice versa.

In 2023, due to the sanctions imposed by the European Union and G7 countries on Russia, and its search for alternative destinations to channel its production of oil-derivatives, Russia began offering them at competitive prices, becoming the main supplier of diesel to Brazil, surpassing the United States.

For an in-depth discussion on the supply and demand dynamics for the fuel distribution segment, see “Item 4.B. Information on the Company—Business overview—Fuel distribution.”

E.      Critical accounting estimates

The preparation of the Company’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues, and expenses at the end of the reporting period. Actual results may differ from these estimates. Therefore, the Company and its subsidiaries’ management use the best information available at the date of the preparation of financial statements, as well as the experience of past and current events, also considering assumptions regarding future events. The estimates and underlying assumptions are reviewed on an ongoing basis and changes are recognized in the period in which the estimates are revised and in any future periods affected. Our financial statements are presented in IFRS as issued by the IASB. For summary information, see Note 2 to our consolidated financial statements.

The following accounting estimates were applied by management in 2023 and were considered critical:

Impairment of property, plant and equipment and intangible assets, including goodwill

The Company and its subsidiaries review in every reporting period the existence of any indication that an asset may be impaired. To intangible assets with indefinite useful life, the review is done annually or more frequently, whenever there is an indication that such assets might be impaired. If there is an indication of impairment, the Company and its subsidiaries estimate the recoverable amount of the asset. Assets that cannot be evaluated individually are grouped in the smallest group of assets that generate cash inflow from continuous use and that are largely independent of cash flows of other assets (cash generating units, “CGU”). The identified CGUs for the evaluation of impairment are similar to reported segments on financial statements. The recoverable amount of assets or CGUs corresponds to the greater of their fair value net of applicable direct selling expenses and their value in use.

The fair value less costs to sell is determined by the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date, net of costs of removing the asset, and direct incremental costs to bring an asset into condition for its sale, legal costs, and taxes.

To assess the value in use, the projections of future cash flows, trends, and outlooks, as well as the effects of obsolescence, demand, competition, and other economic factors were considered. Such cash flows are discounted to their present values using the discount rate before tax that reflects market conditions for the period of impairment testing and the specific risks of the asset or CGU being evaluated. In cases where the expected discounted future cash flows are less than their carrying amount, an impairment loss is recognized for the amount by which the carrying value exceeds the fair value of these assets. Losses for impairment of assets are recognized in profit or loss. In case goodwill has been allocated to a CGU, the recognized losses are first allocated to reduce the corresponding goodwill. If the goodwill is not enough to absorb such losses, the surplus is allocated to the assets on a pro-rata basis. An impairment of goodwill cannot be reversed. For other assets, impairment losses are reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if the impairment had not been recognized. A reasonably possible change in the most significant assumptions used for the determination of the value in use for the CGUs would not lead to an impairment loss.

For more details about the judgments, uncertainties related to the assumptions and estimates, and the management analyzes of impacts on the financial statements, see Notes 2.t.2, 2.u and 14.a to our Consolidated Financial Statements.

Recognition of tax credits

The accounting policy applied by the Company considers relevant estimates and judgments for the tax credits recognition and for estimating its recovery. The tax credits are recorded only when management has elements that guarantee (i) that the credit is a legal right; (ii) the amount could be estimated with sufficient reliability to enable it to be compensated or refunded; and (iii) the amounts is recoverable through either offsetting with other tax credits or a tax refund. In cases where the recovery of the asset is not probable, or the amount cannot be reliably measured, the amounts are not recognized, neither a provision is recorded.

For more details about the judgments, uncertainties related to the assumptions and estimates, and the management analyzes of impacts on the financial statements, see Notes 2.t.2, 2.y and 7.a to our Consolidated Financial Statements.

Provisions for tax, civil, and labor risks

A provision for tax, civil and labor risks is recognized for quantifiable risks, when the chance of loss is probable in the opinion of management, supported by internal and external legal counsel, and the amounts are recognized based on the evaluation of the outcomes of the legal proceedings.

Provisions for tax, civil and labor risks are estimated based on the judgment of the management of the Company, supplemented by the experience of similar transactions, evaluation of available evidence, applicable laws, available jurisprudence and, in some cases, reports from independent experts. The risks and uncertainties that inevitably surround many events and circumstances are considered in reaching the best estimate of a provision. Management’s assessment of our exposure to tax, civil and labor risks may change as new developments occur or as new information becomes available.

For more details about the judgments, uncertainties related to the assumptions and estimates, and the management analyzes of impacts on the financial statements, see Notes 2.t.2, 2.o and 18 to our Consolidated Financial Statements.

Realization of deferred tax assets

In order to evaluate the realization of deferred tax assets, we consider the taxable income projections from the business plans of each segment of the Company, which indicate trends and perspectives, demand effects, competition and other economic factors, and represent the management’s best estimate about the economic conditions which existed during the period of realization that the deferred tax asset was taken into account. The main key assumptions used to calculate the realization of deferred tax assets are: growth in GDP, exchange rate, basic interest rate (SELIC) and DI, inflation rate, commodity price index, among others.

For more details about the judgments, uncertainties related to the assumptions and estimates, and the management analyzes of impacts on the financial statements, see Notes 2.t.2, 2.n and 9 to our Consolidated Financial Statements.

Business combinations and acquisition of interest in joint-ventures and associates

A business combination is accounted for applying the acquisition method. The cost of the acquisition is measured based on the consideration transferred and to be transferred, measured at fair value at the acquisition date. The non-controlling interest in the acquired company is measured based on its interest in net assets identified in the acquired company. Goodwill is measured as the excess of the consideration transferred and to be transferred over the fair value of net assets acquired (identifiable assets and liabilities assumed, net). After the initial recognition, goodwill is measured at cost less any accumulated impairment losses. For impairment testing purposes, goodwill is allocated to the Company’s operating segments. When the cost of the acquisition is lower than the fair value of net assets acquired, a gain is recognized directly in the statement of income. Costs related to the acquisitions are recorded in the statement of income when incurred. For more details about the judgments, uncertainties related to the assumptions and estimates, and the management analyzes of impacts on the financial statements, as well as the sensitivity analysis of the contingent consideration, see Note 28 to our Consolidated Financial Statements.

For more information about our critical accounting estimates, see Note 2.t.2, 2.v and 28 to our Consolidated Financial Statements.

ITEM 6.              DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and senior management

The following table lists the members of our Board of Directors and senior management as of the date of this annual report:

Name	Position	Years with the Company	Age
Board of Directors
Jorge Marques de Toledo Camargo	Chairman	9	69
Marcos Marinho Lutz (2)	Vice-Chairman	10	54
Ana Paula Vitali Janes Vescovi	Director	5	55
Fabio Venturelli (1)	Director	1	58
Flávia Buarque de Almeida	Director	5	56
Francisco de Sá Neto (1)	Director	1	58
José Mauricio Pereira Coelho	Director	9	57
Marcelo Faria de Lima (1)	Director	1	62
Peter Paul Lorenço Estermann (1)	Director	1	66
Executive Officers
Marcos Marinho Lutz (2)	Chief Executive Officer, Ultrapar	10	54
Rodrigo de Almeida Pizzinatto	Chief Financial and Investor Relations Officer, Ultrapar	24	47
Décio de Sampaio Amaral	Officer, Ultracargo	4	54
Leonardo Remião Linden	Officer, Ipiranga	6	58
Tabajara Bertelli Costa	Officer, Ultragaz	28	52

(1)	Members of the Board of Directors elected for their first term at the Annual and Extraordinary General Shareholders’ Meeting held in April 2023.
(2)	Mr. Lutz was re-elected as Chief Executive Officer of Ultrapar and was elected as the Vice-Chairman of the Board of Directors of the Company at the Annual and Extraordinary General Shareholders’ Meeting held in April 2023. Mr. Lutz was a member of the Board of Directors until December 2021 and took office as Chief Executive Office in January 2022. Mr. Lutz has also served as Ultracargo’s Officer from 2001 to 2003 and held different positions at Ultracargo from 1994 to 1999.

Summarized below is information regarding the business experience, areas of experience and principal outside business interest of the current members of our Board of Directors and our senior management.

Board of Directors

Jorge Marques de Toledo Camargo. Mr. Camargo joined Ultrapar in April 2015 as a member of the Board of Directors and has been a member of the Investments Committee since 2019 (serving as its coordinator since 2023) and was a member of the Audit and Risks Committee from 2021 to 2023. Since April 2023, Mr. Camargo has been the Chairman of Ultrapar’s Board of Directors. Mr. Camargo has been member of the Board of Directors and coordinator of the People, Sustainability and Governance Committee at Vast Infraestrutura S.A. since 2020. He has also been member of the Board of Directors, Strategy Committee and coordinator of the People, Integrity and Sustainability Committee of Prumo Logística S.A. since 2014 and was also a member of the Board of Trustees of Centro Brasileiro de Relações Internacionais (CEBRI) until 2023. Mr. Camargo served as President of IBP from 2015 to 2018 and was a member of its Board of Directors from 2010 to 2023. He was also a senior advisor at McKinsey & Comp., Inc. from 2012 to 2019. Mr. Camargo was a member of the Board of Directors of Odebrecht from 2018 to 2019, and a member of Nexans’ Strategic Advisory Board from 2014 to 2018. In addition, Mr. Camargo worked for Equinor as Senior Vice-President from 2003 to 2004 and was the President of Equinor Brasil from 2005 to 2009. He worked for Petrobras for 26 years, including as an Executive Officer responsible for the international area. He graduated in geology from the University of Brasilia and obtained a master’s degree in geophysics from the University of Texas.

Marcos Marinho Lutz. Mr. Lutz joined Ultrapar in April 2021 as a member of the Board of Directors and, since January 2022, has held the position of Chief Executive Officer of Ultrapar. Since April 2023, Mr. Lutz has been the Vice-Chairman of Ultrapar’s Board of Directors and a member of the People and Sustainability Committee. He also holds a position as Director of Ultra S.A. since 2021. Mr. Lutz has been a member of the Board of Directors of Votorantim S.A. since 2020 and of Corteva Agriscience since 2019. He also served as a member of the Board of Directors of Rumo Logística S.A. from 2008 to 2020, and as the Chairman in 2020. Mr. Lutz was a member of the Board of Directors of Comgás S.A. from 2018 to 2020, of Raízen from 2013 to 2020, of Moove S.A. from 2008 to 2020 and of Monsanto S.A. from 2014 to 2018. Mr. Lutz was Chairman of the Infrastructure Council of FIESP (Federação das Indústrias do Estado de São Paulo) from 2015 to 2021 and Chief Executive Officer of Cosan from 2009 to 2020. He graduated as a naval engineer from the University of São Paulo and holds an MBA in marketing, operations and logistics from the Kellogg School of Management.

Ana Paula Vitali Janes Vescovi. Ms. Vescovi joined Ultrapar in July 2019 as a member of the Board of Directors and the Audit and Risks Committee (and acted as its coordinator from 2021 to 2023). In 2019, Ms. Vescovi became head of macroeconomics at Banco Santander (Brasil) S.A. Ms. Vescovi was the Chairwoman of the Board of Directors of Caixa Econômica Federal from 2017 to 2018. Ms. Vescovi was also secretary of the National Treasury in the Ministry of Finance of the Federative Republic of Brazil from 2016 to 2018 and deputy minister of the Ministry of Finance in 2018. Ms. Vescovi was member of the Board of Directors of IRB – Brasil Resseguros S.A. from 2016 to 2018. She received a degree in economics from Federal University of Espírito Santo in 1990, a master’s degree in economics from the FGV in 1992 and a master’s degree in public policies from the University of Brasília in 2001.

Fabio Venturelli. Mr. Venturelli joined Ultrapar in April 2023 as a member of the Board of Directors and the Investments Committee. Mr. Venturelli currently serves as Chief Executive Officer at São Martinho S.A., São Martinho Terras Imobiliárias S.A., Bioenergética São Martinho S.A., São Martinho Inova S.A., Bioenergética Santa Cruz S.A., São Martinho Logística e Participações S.A., São Martinho Terras Agrícolas S.A., Bioenergética Boa Vista S.A., Bioenergética São Martinho S.A., and Biometano Santa Cruz Ltda. Mr. Venturelli has also been a member of the Board of Directors of CTC Centro de Tecnologia Canavieira S.A. since 2013, a member of the Related Party Committee and the Coordinator of the IPO Committee since 2023. He served as a member of the Board of Directors at Braskem from 2018 to 2020. Mr Venturelli graduated in production engineering from the University of São Paulo and has executive education from the Insead of Fontainebleau at France.

Flávia Buarque de Almeida. Ms. Buarque de Almeida joined Ultrapar in April 2019 as a member of the Board of Directors and was a member of the Investments Committee until 2023. Currently, she serves as the coordinator of Ultrapar’s People and Sustainability Committee and is a member of its Conduct Committee. She has been a partner, member of the Board of Directors and Chief Executive Officer at Península Capital S.A. since 2015. Ms. Buarque de Almeida has been member of the Board of Directors of O3 Gestão de Recursos Ltda since 2021. She has also been a member of the Board of Directors of Atacadão S.A. since 2017 and W2W E-Commerce de Vinhos S.A. since 2016. Ms. Buarque de Almeida was a member of the Board of Directors of BRF S.A. from 2017 to 2022 and served as Officer at GAEC Educação S.A. from 2014 to 2018. She graduated in business administration from the FGV and holds an MBA from the Harvard Business School, in addition to extension courses from the Kellogg Graduate School of Management (Northwestern University), Insead and Harvard.

Francisco de Sá Neto. Mr. Neto joined Ultrapar in April 2023 as a member of the Board of Directors and the People and Sustainability Committee. Currently, he is also a member of the Board of Directors at Votorantim Cimentos S.A. and has been a partner at E2F Participações S.A. since 2018. He graduated in civil engineering from the Federal University of Bahia and obtained a master’s degree in finance and organizational behavior from the University of California of Berkeley.

José Mauricio Pereira Coelho. Mr. Coelho joined Ultrapar in April 2015 as a member of the Board of Directors and, since 2019, he has been a member of the Audit and Risks Committee, where he has served as coordinator since 2023. Currently, he is also a member of the Risks and Compliance Committee of Banco Santander. He was the Chairman of the Board of Directors of Vale S.A, a position he held from 2019 to 2021, Chief Executive Officer of Previ (Caixa de Previdência dos Funcionários do Banco do Brasil) from 2018 to 2021 and Chairman of the Deliberative Council of ABRAPP (Associação Brasileira das Entidades Fechadas de Previdência Complementar) from 2018 to 2021. He was also a member of the Board of Directors from 2015 to 2018 and Chief Executive Officer from 2017 to 2018 of BB Seguridade Participações. Mr. Coelho served as a member of the Board of Directors of Instituto Brasileiro de Resseguros from 2017 to 2019, Confederação Nacional das Empresas de Seguros Gerais, Mapfre BB SH2 Participações S.A., BB Mapfre SH1 Participações S.A. and Brasilprev Seguros e Previdência S.A. from 2017 to 2018. He obtained a degree in accounting from the Unigranrio University in Rio de Janeiro and an MBA in finance and capital markets, with specialization in corporate governance from the FGV in Rio de Janeiro.

Marcelo Faria de Lima. Mr. Lima joined Ultrapar in April 2023 as a member of the Board of Directors and the Audit and Risks Committee. He has also served as the Chairman of the Board of Directors of Kilmasan Klima Sanayl ve Ticaret AS since 2009, of Metalfrio Solutions S.A. since 2004 and of Veste S.A. Estilo since 2008. He received a degree in economics from the Pontifical Catholic University of Rio de Janeiro.

Peter Paul Lorenço Estermann. Mr. Estermann joined Ultrapar in April 2023 as a member of the Board of Directors and the Investments Committee. He is a partner and Chief of Portfolio Management at Pátria Investimentos since 2021. Mr. Estermann was Chief Executive Officer of Grupo Pão de Açúcar from 2018 to 2020 and of Via Varejo S.A. from 2015 to 2018. Mr. Estermann graduated in agronomy engineering from the Federal University of Lavras and has a post-graduate degree from the Harvard Business School.

Executive Officers

Marcos Marinho Lutz. See “—Board of Directors.”

Rodrigo de Almeida Pizzinatto. Mr. Pizzinatto joined Ultrapar in 1999 as an intern and, since then, he has worked in different areas of the Company, including treasury, M&A, corporate planning, and investor relations. From 2012 to 2014, Mr. Pizzinatto was Ultrapar’s officer of M&A, Corporate Planning, and Investor Relations. From 2014 to 2018, Mr. Pizzinatto served as Extrafarma’s officer, responsible for different areas during his tenure, such as expansion, marketing, commercial and logistics. In June 2018, he was named Chief Executive Officer of Extrafarma, leading a strategic revision and turnaround plan for the company. In October 2020, he was nominated Ultrapar’s Chief Financial and Investor Relations Officer. Mr. Pizzinatto holds a bachelor’s degree in business administration from the FGV and an MBA from the Stanford Graduate School of Business.

Décio de Sampaio Amaral. Mr. Amaral joined Ultrapar in 2020. With over 30 years of experience in procurement, supply chain, implementation of capital projects in Brazil and Australia, Mr. Amaral held leadership positions in Itautec-Philco, Souza Cruz and Vale. From 2017 to 2018, he was the Chief Executive Officer of Camargo Correa Infraestrutura. Mr. Amaral graduated in engineering at ITA and in industrial management at Fundação Vanzolini, he holds a master’s degree in finance from the IBMEC and completed executive programs in IMD and MIT.

Leonardo Remião Linden. Mr. Linden joined Ultrapar in 2017 as Chief Executive Officer of Iconic and, in April 2021, he took over as Commercial Vice President in Ipiranga. Since October 2021, Mr. Linden holds the position of Chief Executive Officer of Ipiranga. He is currently the Chairman of the Board of Directors of Iconic, AmPm and abastece aí, and was a member of the Board of Directors of ABD from 2020 to 2021 and of the Board of Directors of Plural from 2017 to 2020. Mr. Linden has a long executive career in the fuels sector in Brazil and overseas. Prior to joining the Company, he formerly served as Strategic Planning and M&A Vice President from 2014 to 2015, and Marketing Vice President from 2011 to 2014 at Raízen. Mr. Linden also served as Sales and Marketing Vice President at Cosan from 2008 to 2011, after an international career at ExxonMobil between 1990 and 2008. He graduated in business administration from the Federal University of Rio Grande do Sul, with specializations in the University of North Carolina, the Kellogg Business School, and the Thunderbird Executive Education.

Tabajara Bertelli Costa. Mr. Bertelli initiated his career at Ultrapar in 1995 in the finance department and moved to Ultragaz in 2000, where he established a solid career, predominantly in commercial areas. In 2015, he was transferred to Ipiranga, as an officer, to the recent developed department dedicated to Large Consumers Market (B2B) and had the opportunity to develop and consolidate a differentiated strategy to its customers. In January 2019, Mr. Bertelli became Chief Executive Officer of Ultragaz. In March 2023, Mr.Bertelli became the president of the World Liquid Gas Association (WLGA). Mr. Bertelli graduated in industrial engineering and holds a master’s degree in business management, both from the University of São Paulo, and a post-graduation in finance at FGV. Mr. Bertelli also attended the STC – Skills, Tools and Competences from the Kellogg Business School.

B.     Compensation

The objectives of our executive compensation policy and practices are (i) to align executives’ and shareholders’ interests, based on the principle of sharing risks and rewards and a long-term view of value creation, (ii) to align individual objectives with the long-term strategy and sustainability of the Company, (iii) to foster autonomy with accountability, recognizing distinguished performance and reinforcing meritocracy, and (iv) to be competitive with the relevant market, enabling the Company to attract and retain the best professionals to lead the Company. Following these principles, we adopt a competitive compensation plan that includes the use of financial, operational and value creation metrics to determine variable compensation targets, market-based benefits, and a long-term equity incentive plan.

In accordance with Circular Letter from CVM/SEP/Annual/2024, from 2020 onwards we ceased to report social security contributions paid by the employer as information on management compensation.

2023	Board of Directors	Executive Officers	Fiscal Council	Total
	(in thousands of Reais, except for the number of members)

Number of members (1)	9.30	5.30	6.00	20.60
Number of paid members (1)	8.60	5.30	3.00	16.90
Annual fixed compensation	7,503.3	15,464.6	828.4	23,796.3
Salary	5,581.8	11,620.7	828.4	18,030.9
Participation in committees	1,921.5	-	-	1,921.5
Direct and indirect benefits	-	3,843.9	-	3,843.9
Variable compensation	-	20,871.9	-	20,871.9
Short-term variable compensation	-	20,871.9	-	20,871.9
Long-term variable compensation	-	-	-	-
Post-employment benefit	-	1,306.4	-	1,306.4
Benefits upon termination of employment	-	1,007.0	-	1,007.0
Stock-based compensation	2,334.9	24,285.2	-	26,620.2
Total compensation	9,838.2	62,935.1	828.4	73,601.8

(1)       Average number of members in the period.

Board members who are also Executive Officers are compensated only for their Executive Officer positions. All effective members of the Fiscal Council are compensated, unlike their alternates, who are not paid any compensation as they do not perform any activity for the Company in such positions.

The table below shows the highest and average individual compensation recognized in our financial statements for our Directors and Executive Officers in 2023:

Body	Number of paid members (1)	Highest individual compensation	Average individual compensation
	(in thousands of Reais, except for the number of members)
Board of Directors	8.60	2,044.7	1,144.0
Executive Officers	5.30	21,026.5	11,868.3
(1) Average number of members in the period.

The main components of our management compensation plan are:

  Fixed compensation (salary and direct and indirect benefits): a monthly amount paid to compensate for the responsibility and complexity inherent in each position and the individual contribution and experience of the professional, while attempting to maintain levels compatible with those of peer companies. The Chairman and Vice-Chairman of the Board of Directors should earn higher amounts than the other members due to the higher responsibility inherent to the positions. The Executive Officers’ fixed compensation also includes social security contributions, vacation bonus, 13th month salary, healthcare, life insurance and medical checkup, among others. The purpose of the direct and indirect benefits is to follow market practices.
  Fees for participation in statutory committees: an additional monthly amount equivalent to 1/3 of Board members’ monthly fees, consisting of the fixed fees (in cash and in shares). Board members acting as committee coordinators shall earn a monthly amount equivalent to 50% of a Board member’s fixed fees. If a member of the Board of Directors is appointed to more than one committee, the monthly compensation amount shall be limited to 50% of a Board member’s fixed fees, regardless of the position held in the committee. The Chairman of the Board of Directors is not entitled to additional compensation for participation in committees. Fees for participation in statutory committees will not be reflected in the calculation of the number of shares to be granted at the beginning of the term.
  Short-term variable compensation: an annual amount paid to align the interests of the executives with those of the Company. This amount is linked to the Company’s financial and non-financial goals and the achievement of annual individual goals. All targets related to the Company and each member of the Executive Board are established in accordance with the strategic planning. Since 2022, at least 1/3 of the individual goals for executive officers has been related to the ESG agenda specifically designed for each member. Members of the Board of Directors and the Fiscal Council are not eligible for variable compensation.
  Long-term incentive plan: Ultrapar has adopted a share-based incentive plan to strengthen the alignment between the long-term interests of executives and shareholders, to retain executives and to make a relevant portion of their compensation dependent on the creation of value to shareholders. Under the terms of the share plan in force since 2023, which are similar to those of the previous plan approved in 2017, there are three different programs: (i) one exclusively linked to the executives’ tenure with the Company, (ii) one comprising two equal parts, one for retention, linked to the executives’ tenure with the Company, and the other linked to the achievement of financial targets previously set by the Board of Directors, (iii) one exclusively for the members of the Board of Directors, comprising a portion of their fixed remuneration, granted in a single tranche at the beginning of the term of office, with a vesting period of two years from the date of the beginning of the term of office and an additional blocking period of two years after the transfer of the shares. Since 2020, the grants have been based on the economic value-added (EVA®), in accordance with the Company’s Strategic Plan, and since 2022, the long-term incentive agreements have included the malus clause, which provides for the retention of unvested shares upon verification of fraud or material errors in the financial statements that have unlawfully benefited the executive. For the 2024 cycle, the long-term incentive will consider both the tenure and the performance of the companies in accordance with the rules set out in the programs. In addition, the company approved the adoption of Stock Ownership Guidelines (SOG), that requires executives to retain a portion of their compensation in shares while performing their roles in the company, thus demonstrating the commitment of senior executives to the long-term success of the organization and alignment with shareholders’ interests.
94

As of 2023, any remuneration linked to financial metrics, whether short-term or performance shares granted, will be covered by the Corporate Clawback Policy, which stipulates that executives reimburse the company for amounts unduly paid, if balance sheet restatements show a difference between the gross amounts calculated and those actually paid by the company. Further details can be found in the Corporate Clawback Policy published on the company’s IR website.

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

In addition, the Company shall bear the respective social security contributions, where applicable, to members of the Board of Directors and the Fiscal Council.

Share-based incentive plans. Since 2003, Ultrapar had adopted a share-based incentive plan pursuant to which certain executives had the voting and economic rights of shares held in treasury for a period of five to seven years from the initial grant of the rights. Following this period, Ultrapar transferred the full ownership to those executives subject to uninterrupted employment of the participant during the period. The fair value of the awards is determined on the grant date, based on the market value of the shares on the B3 and the amounts are amortized between five to seven years from the grant date. The number of shares and the executives eligible to this plan were determined by the Board of Directors, and the latest grants under its terms were made in 2016, with vesting periods ending in March 2023. As of December 31, 2023, the amount granted to the Company’s executives, including tax charges, totaled R$9,732 million. In 2023, an amortization in the amount of R$88 thousand was recognized as a general and administrative expense.

A new plan was approved in 2017, which established the terms and general conditions for granting common shares issued by the Company held as treasury shares, which may or may not involve the granting usufruct over any portion thereof for subsequent transfer of ownership for periods determined in each program to officers or employees of the Company or its subsidiaries. As a result, common shares representing up to 1% of the Company’s share capital may be delivered to the participants, which corresponded, at the date of approval of this plan, to 11,128,102 common shares. This limit was modified to reflect the split of shares approved at the Annual and Extraordinary General Shareholders’ Meeting held on April 10, 2019.

In 2023, a new share-based incentive plan was approved once more, establishing the terms and general conditions for granting common shares issued by the Company held as treasury shares, which may or may not involve granting of usufruct over any portion thereof for subsequent transfer of ownership to the Board of Directors, officers or employees of the Company or its subsidiaries. The total number of shares to be delivered to the participants shall be subject to the availability of such shares held in treasury and shall be limited to 5% of the capital stock on the date of the plan’s approval on April 19, 2023, which corresponds to 55,760,215 shares. Annually, up to 1% of the Company’s capital stock may be granted. Also, for the members of the Board of Directors, 40% of the fixed compensation of each member for the whole term of office is going to be granted in restricted stock, at the beginning of each term, with vesting at the end of the term of office and lockup period of two years after the transfer of the ownership of the shares.

As of December 31, 2023, the amount granted to the Company’s executives, including tax charges, totaled R$443.9 million. In 2023, an amortization in the amount of R$70.8 million was recognized as a general and administrative expense.

The chart below sets forth a historical summary of the vested and unvested shares granted to the members of our Board of Directors, Executive Officers, and members of our Fiscal Council as of December 31, 2023:

	December 31, 2023
Body	Shares granted	Transferred shares
Board of Directors	311,324	0
Executive Officers	3,317,181 (1)	81,754
Fiscal Council	NA	NA

(1) In addition to the number indicated in the above table “shares granted”, 518 thousand shares will be transferred to the Executive Officers as performance shares, the transfer being conditional on the achievement of economic and financial targets by the Company over the vesting period. The number of performance shares may vary from 0% to 150%, based on the achievement of the targets.

C.    Board practices

The management is composed of the Board of Directors and the Executive Officers. As of December 31, 2023, our Board of Directors consisted of nine members, eight of whom being non-executive members and seven being independent members. One of the non-independent Board members is Mr. Marcos Lutz, a shareholder of Ultra S.A., who acts as Chief Executive Officer and Vice-Chairman of the Company. The other non-independent Board member, Mr. Peter Paul Lorenço Estermann, is indirectly related to Ultra S.A.

Our Board of Directors must meet every three months and extraordinarily whenever called by its Chairman or by any two directors. During 2023, eleven Board meetings were held.

Each meeting of the Board of Directors requires the majority of the members to be present, including the Chairman or the Vice-Chairman, before the meeting may commence. The vote of the majority of the members present is required for the approval of a resolution by the Board of Directors. In case of a tie, the Chairman, or the Vice-Chairman in the Chairman’s absence, will provide the casting vote. In case of urgency, the Chairman of our Board of Directors (or a third party that he/she may appoint) may call a special meeting of the Board of Directors with a shorter notice period than the usual provided, however, that two-thirds of Board members are present in order to commence such special meeting. Among other responsibilities, the Board of Directors is responsible for (i) setting general guidelines, (ii) electing and removing executive officers, supervising their management and fixing their compensation, (iii) deliberating on the issuance of new shares, within the limits of our authorized capital, (iv) authorizing the distributions of dividends and interest on shareholders’ equity, (v) approving certain transactions (such as indebtedness to third parties, investment or investment project; direct or indirect acquisition or disposal of an equity interest) with value exceeding 5% of our shareholders’ equity, (vi) submit for the approval for our shareholders our dissolution or merger and (vii) select and dismiss the independent auditors. Pursuant to the Brazilian Corporate Law, the Board of Directors must be elected by the shareholders at the General Shareholders’ Meeting. The Chairman and Vice-Chairman shall be elected by the Board.

Members of the Board of Directors are elected for a period of two years and may be reelected.

Our Bylaws require at least 1/3 or two, whichever is higher, of the members of our Board of Directors to be independent directors, which exceeds the 20% required by the Novo Mercado listing rules. In addition, our Bylaws sets forth that the election of the members of the Board of Directors must be made through the nomination of a slate of candidates, unless cumulative voting is requested. Only the following slates of candidates will be eligible: (i) those nominated by the Board of Directors; or (ii) those nominated by any shareholder or group of shareholders. See “Exhibit 1.1—Bylaws of Ultrapar, dated as of April 17, 2024.”

When electing members to the Board of Directors, shareholders will be entitled to request, as required by law and our Bylaws, the adoption of a cumulative voting process, provided that they do so within, at least, forty-eight hours in advance of the General Shareholders’ Meeting. The minimum percentage of capital necessary for requesting the cumulative voting process is 5% of the shares. In the event the election has been conducted by cumulative voting, the removal of any member of the Board of Directors by the shareholders’ meeting shall entail the removal of the other members, giving rise to a new election. See “Exhibit 1.1—Bylaws of Ultrapar, dated as of April 17, 2024.”

Executive Officers

As of the date of this annual report, we had five Executive Officers, including our Chief Executive Officer.

Executive Officers are elected for a two-year term and can be reelected. For the dates on which our executive officers began holding their respective position, see “Item 6.A. Directors, senior management and employees—Directors and senior management.”

Fiscal Council

Under the Brazilian Corporate Law, the Fiscal Council is a separate corporate body independent of the management and the independent auditors and it may operate on a permanent or non-permanent basis. According to the Brazilian Corporate Law, a Fiscal Council acting on a non-permanent basis is required to be formed when requested by 10% of voting shareholders in an Annual General Shareholders’ Meeting. However, pursuant to CVM Resolution 70/22, in the case of Ultrapar, holders of 2% of the voting capital are entitled to request the installation of the Fiscal Council. The elected members of the Fiscal Council will remain in place only until the following Annual General Shareholders’ Meeting, in which they may be reelected by our shareholders. The Fiscal Council must meet at least four times per year. Since its establishment, in July 2005, our Fiscal Council has been meeting on a regular basis, and in 2023, it held 9 meetings.

Under the Brazilian Corporate Law, individuals who are members of our Board of Directors or our Executive Board or are employees or spouses or relatives of any member of our management are not eligible to serve on the Fiscal Council. To be eligible to serve on our Fiscal Council, a person must be a resident of Brazil and either hold a university degree or have been a Company officer or Fiscal Council member of another Brazilian company for at least three years prior to the election to our Fiscal Council. Our Fiscal Council, when installed, shall have the duties and obligations provided by the Brazilian Corporate Law, which includes, among others, the examination of the statements of financial position and other financial statements periodically prepared by the Company, at least every three months, and the examination of the accounts and financial statements for the fiscal year and issue an opinion on them. See “Exhibit 1.1—Bylaws of Ultrapar, dated as of April 17, 2024.”

As set forth in our Bylaws, our Fiscal Council operates on a non-permanent basis and, when installed by the General Shareholders’ Meeting, is composed of three effective members and an equal number of alternate members. As of December 31, 2023, our Fiscal Council was composed of Mr. Flavio Cesar Maia Luz, Mr. Élcio Arsenio Mattioli and Mr. Marcelo Gonçalves Farinha as effective members. These members served a term from April 2023 through April 2024.

At the Annual and Extraordinary General Shareholders’ Meeting held on April 17, 2024, Flavio Cesar Maia Luz, Élcio Arsenio Mattioli and Marcelo Gonçalves Farinha were reelected for another term. At the same meeting, the shareholders approved the payment of a monthly compensation in the amount of R$21.6 thousand for each effective (non-alternate) member of the Fiscal Council, except for the Chairman of the Fiscal Council, whose compensation was set at R$30.0 thousand per month.

As of the date hereof, the composition of our Fiscal Council considering both effective and alternate members is as follows:

Name	First year of appointment
Flavio Cesar Maia Luz	2021
Márcio Augustus Ribeiro (alternate)	2007
Élcio Arsenio Mattioli	2023
Pedro Ozires Predeus (alternate)	2005
Marcelo Gonçalves Farinha	2023
Luiz Claudio Moraes (alternate)	2024

As of the date of this annual report, the position of Chairman of the Fiscal Councial had not yet been defined. Summarized below is the information regarding the business experience, areas of experience and principal outside business interests of the current effective members of our Fiscal Council.

Flavio Cesar Maia Luz. Mr. Luz was the Chairman of the Fiscal Council of Ultrapar from 2005 to 2019, resuming his position for the term of 2021 to 2022. Mr. Luz also served as Coordinator of our Audit and Risks Committee from 2019 to 2021. In addition, he is a member of the Board of Directors and Audit Committee Coordinator of Ser Educacional S.A., Livetech Indústria e Comércio S.A. and Fertilizantes Heringer S.A. He is also a member of the Audit Committee of Serena Energia S.A. and CTC – Centro de Tecnologia Canavieira and a member of the Advisory Board of Brasanitas Empresa Brasileira de Saneamento Ltda. Mr. Luz served as a member of the Board of Directors of Marcopolo S.A. from 2016 until 2018. Mr. Luz also served as member of the Fiscal Council of Itaúsa, Dexco S.A., Linx S.A and CTEEP S.A. Mr. Luz received a degree in civil engineering from University of São Paulo and a post-graduate degree in business administration from the FGV. He also holds certificates of continuing education programs in finance, marketing strategy, negotiation and mergers & acquisitions, from the Harvard Business School, the Stanford University, the California University (Berkeley) and the Wharton Business School, respectively.

Élcio Arsenio Mattioli. Mr. Mattioli has been a member of the Fiscal Council since April 2023. He is also a member of the Fiscal Council of Ultraprev (Complementary Pension Association). Also, he served as Administration and Control Officer at Imifarma Produtos Farmacêuticos e Cosméticos S.A. from 2014 to 2022. Mr. Mattioli graduated in accounting sciences from the College of Economics São Luiz and holds an MBA in business management from the FGV.

Marcelo Gonçalves Farinha. Mr. Farinha has been a member of the Fiscal Council since April 2023. Mr. Farinha also served as an alternate member of the Fiscal Council of HMOBI Participações S.A. from 2022 to 2023, as Commercial Officer from 2020 to 2022, Chief Executive Officer from 2019 to 2020 and Managing, Financial, Risk and Control Officer from 2017 to 2019 at Brasilcap Capitalização S.A. Additionally, from 2019 to 2022, Mr. Farinha has been involved in institutional representation for the insurance, pension, and capitalization industry as President of the National Federation of Capitalization Companies (Fenacap) and Vice President of the National Confederation of General Insurance Companies, Private Pension and Life, Supplementary Health, and Capitalization (CNSeg). He graduated in electrical engineering from the Federal University of Uberlândia and holds a master’s degree in business economics from the Catholic University of Brasília. He also holds an MBA in advanced finance from the University of São Paulo.

Committees of the Board of Directors

Audit and Risks Committee

Our Bylaws, as approved at the Annual and Extraordinary General Shareholders’ Meeting held on April 17, 2024, establish the Audit and Risks Committee as an ancillary body of the Board of Directors. Pursuant to SEC and NYSE requirements, the Audit and Risks Committee shall be comprised of at least three members, all of them members of the Board of Directors and all of them being independent. As required by the applicable regulations of the CVM, at least one member shall have recognized experience in corporate accounting matters. As of the date of this annual report, the Audit and Risks Committee appointed Mr. José Mauricio Pereira Coelho to act as financial expert as that term is defined by the SEC in its final rules implementing Section 407 of the Sarbanes-Oxley Act of 2002. A single member of the Audit and Risks Committee may concentrate the foregoing requirements. All members shall be elected by the Board of Directors for a term of office of two years, and the term shall coincide with the term of office of the Directors. The member of the Audit and Risks Committee who ceases to hold said position may only rejoin the committee after at least three years have elapsed since the end of the term of office.

The Audit and Risks Committee shall (a) recommend to the Board of Directors the retention and dismissal of independent audit services, as well as propose to the Board of Directors the nomination of the independent auditor and their replacement; (b) review the management report and the financial statements of the Company and of its controlled companies, and provide the recommendations it deems necessary to the Board of Directors; (c) review the quarterly financial information, interim statements, and financial statements prepared by the Company; (d) monitor the activities of the Company’s internal audit and internal controls departments, including follow-up and assessment of the effectiveness and sufficiency of the internal control structure and of the internal and independent audit processes of the Company and of its controlled companies, including in relation to the provisions set forth in the Sarbanes-Oxley Act, submitting the recommendations it deems necessary for the improvement of policies, practices and procedures; (e) evaluate and monitor the Company’s risk exposure per the Corporate Risk Management Policy, as well as provide its opinion on any review of the contents thereof, in addition to advising the Board of Directors in connection with the setting of acceptable risk levels; (f) review, monitor and recommend to management any corrections or improvements to be made to the Company’s corporate policies, including the Conflict of Interest and Related Party Transactions Corporate Policy; (g) establish procedures for the acceptance and handling of information submitted by any party relating to alleged noncompliance with applicable legal and regulatory requirements applicable to the Company, in addition to internal regulations, policies and codes, including procedures for confidential or anonymous submission, safeguarding information secrecy; (h) interact with the other Company’s governing bodies in connection with the receipt and review of information on noncompliance with legal and regulatory requirements applicable to the Company, as well as with internal regulations, policies and codes; and (i) provide its opinion on the matters submitted to it by the Board of Directors, as well as on those matters it determines to be relevant. See “Exhibit 1.1—Bylaws of Ultrapar, dated as of April 17, 2024.”

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

People and Sustainability Committee

Our Bylaws establish the People and Sustainability Committee as an ancillary body of the Board of Directors. The People and Sustainability Committee shall comprise mostly directors, with at least two independent directors, and its duties shall be as follows: (a) propose to the Board of Directors the compensation to be paid to the directors and executive officers and senior employees of the Company and its controlled companies, to the members of the committees and of other governing bodies assisting the Board of Directors, pursuant to the proposal received from the Chief Executive Officer, and periodically revise the parameters and guidelines and, as a result, the compensation policy and other benefits of the Company; (b) propose to the Board of Directors, pursuant to the proposal received from the Chief Executive Officer, the overall compensation of the directors and executive officers of the Company, which shall be submitted to the shareholders’ meeting, and propose the individual compensation of the Executive Officers; (c) ensure that the Company prepares itself adequately for the succession of its directors, executive officers and other key employees, particularly the Chief Executive Officer and the statutory executive officers; (d) carry out diligence and supervise the steps taken to ensure that the Company adopts a model of competence and leadership, attraction, retention and motivation in line with its strategic plans; and e) carry out diligence and supervise the steps and goals proposed by management related to the sustainability of operations and the development of its material themes, as well as monitoring their compliance. See “Exhibit 1.1—Bylaws of Ultrapar, dated as of April 17, 2024.”

The People and Sustainability Committee was installed by the Board of Directors at the meeting held on November 9, 2011. As of the date of this annual report, the composition of the People and Sustainability Committee is as follows:

Name	First year of appointment
Flávia Buarque de Almeida	2023
Francisco de Sá Neto	2023
Marcos Marinho Lutz	2023

Investments Committee

Our Bylaws establish the Investments Committee as an ancillary body of the Board of Directors. The Investments Committee shall be responsible for the following duties: (a) evaluate and recommend the Company’s relevant investments, acquisitions or divestments as provided in the policies adopted by the Company; and (b) to monitor the capital allocation strategy and the portfolio management of the Company as defined by the Board of Directors, including mergers and acquisitions. See “Exhibit 1.1—Bylaws of Ultrapar, dated as of April 17, 2024.”

As of the date of this annual report, the composition of the Investments Committee is as follows:

Name	First year of appointment
Jorge Marques de Toledo Camargo (coordinator)	2021
Fabio Venturelli	2023
Peter Paul Lorenço Estermann	2023

Corporate governance

We are incorporated under the laws of Brazil, and we are subject to Brazilian laws related to corporate governance. Under the Brazilian Corporate Law, there are no legal requirements with respect to corporate governance regarding (i) meetings of non-management directors, (ii) the mandatory establishment and composition of certain board committees or (iii) the adoption and disclosure of corporate governance guidelines or codes of business conduct and ethics. As a non-U.S. issuer, we are exempt from adopting certain NYSE corporate governance requirements. However, we aim to ensure that best practices, recommendations, and standards of corporate governance are employed in our functioning and operations. As of December 31, 2023, we had adopted certain corporate governance practices, such as the requirement that at least 1/3 of the members of the Board of Directors be independent, the implementation and permanent revision of a code of ethics for Ultra S.A., Parth, senior officers and all employees, and the implementation of the Investments, People and Sustainability, and Audit and Risks Committees. It is worth noting that currently the Board of Directors is composed of 78% of independent members. According to our Bylaws, the Fiscal Council acts on a non-permanent basis and should be installed when requested by our shareholders as set forth in the Brazilian Corporate Law.

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

In 2011, the Extraordinary General Shareholders’ Meeting and the Special Preferred Shareholders’ Meeting approved the conversion of each preferred share into one common voting share and the migration of Ultrapar to Novo Mercado segment (the highest level of governance of B3).

In 2017, new Listing Rules for the Novo Mercado were approved by the CVM and became effective as of January 2, 2018. Some of the modifications of the Novo Mercado Listing Rules include the following requirements: (i) set up an Audit Committee (statutory or non-statutory); (ii) structure and disclose a process of assessment of the Board of Directors, its committees and the Executive Officers; (iii) establish and disclose a Code of Conduct, as well as a Compensation Policy, a Nomination Policy for the Board of Directors, its Committees and Executive Officer, a Risk Management Policy, a Related Party Transaction Policy and a Securities Trading Policy, all of them with minimum requirements. For more information on B3’s Novo Mercado segment, see “Exhibit 2.3—Rules of the Novo Mercado.”

In addition, we have provisions that exceed such requirements. For example, according to the rules of Novo Mercado, the minimum percentage of independent members of the Board of Directors is set at 20%, while a minimum of 1/3 is required in our Bylaws. Our Bylaws also establish a mandatory tender offer for 100% of the Company’s shareholders in the event a shareholder, or a group of shareholders acting in concert, acquire or become holder of 20% of the Company’s shares, excluding treasury shares. Our Bylaws do not establish any limitation on voting rights, special treatment to current shareholders, public tender offers for a price above that of the acquisition price of shares or any other poison pill provisions, thus assuring the effectiveness of a majority shareholders’ approval on all matters to be deliberated. See “Exhibit 1.1—Bylaws of Ultrapar, dated as of April 17, 2024.”

Termination agreements

Not applicable.

D.    Employees

As of December 31, 2023, we had 9,729 employees. The following table sets forth our number of employees per line of business at the dates indicated:

	Number of employees (1)
	As of December 31,
	2023	2022	2021
SSC and others (2)	624	648	564
Holding (2)	175	176	130
Ultragaz	3,443	3,505	3,387
Ultracargo	850	830	870
Ipiranga	4,637	4,619	3,907
Ultrapar	9,729	9,778	8,858

(1) Excluding interns, apprentices, on leave and retirees.

(2) In 2022 and 2023, 43 and 46 employees, respectively, mainly from the accounting and IT departments, were relocated from SSC and others to Holding.

Ultrapar’s employees are covered by collective agreements with the labor unions that represent different industry sectors. Ultragaz’s and Ipiranga’s employees are covered mainly by the ore and oil products commerce labor union; Ultracargo’s employees are covered mainly by the general goods handling and general administrative assistants labor union; and the Holding’s and the SSC’s employees are covered in the trade union of autonomous commerce agents and advisory, expertise, information and research, and accounting services companies. These are the labor unions that cover most of the employees in their respective businesses, but there are other labor unions which cover our employees to a lesser degree, for example, those that represent the port and railway transportation sectors. All agreements, signed between the companies and labor unions of each sector, addresses social, financial, labor union and labor relations issues.

In 2001, our Board of Directors approved the adoption of a defined contribution pension plan to be sponsored by Ultrapar and each of its subsidiaries. Participating employees have been contributing to this plan, managed by Ultraprev (Complementary Pension Association), since 2001. Under the terms of the plan, every year each participating employee chooses his/her basic contribution to the plan. Each sponsoring company provides a matching contribution in an amount equivalent to each basic contribution, up to a limit of 11% of the employee’s base salary, according to the rules of the plan. As participating employees retire, they may choose to receive either (i) a monthly sum ranging between 0.3% and 1.0% of their respective contribution (including accumulated funds) in Ultraprev or (ii) a fixed monthly amount which will exhaust their respective contribution (including accumulated funds) over a period of 5 to 35 years. The sponsoring company does not guarantee the amounts, or the duration of the benefits received by each employee that retires. The total number of participating employees as of December 31, 2023, was 4,053.

E.    Share ownership

In accordance with our Bylaws, our common shares are our sole class of capital stock authorized and outstanding. They entitle their holders to voting rights on any matter. See “Item 6.C. Directors, senior management and employees—Board practices—Corporate governance.”

On April 10, 2019, the Annual and Extraordinary General Shareholders’ Meeting approved a stock split of the shares issued by Ultrapar, so that each share was replaced by two shares of the same class and type, and Ultrapar’s capital stock became composed of 1,112,810,192 common shares. The stock split did not involve any change in the capital stock, therefore there was no alteration in the financial amount and shareholder participation in the Company’s capital stock. The share split was implemented on April 24, 2019, which was also the date that the corresponding stock split of our American Depositary Shares was implemented.

Since February 2020, the Company’s Board of Directors confirmed the issuance of 2,594,076 common shares, within the authorized capital limit provided by the Article 6 of our Bylaws, due to the partial exercise of the rights conferred by the subscription warrants issued by the Company as a result of the merger of all Extrafarma shares into the Company as approved by the Extraordinary General Shareholders’ Meeting held on January 31, 2014. For more information about these subscription warrants, see Note 19 to our Consolidated Financial Statements. As of the date of this annual report, our subscribed and paid-in capital stock consisted of 1,115,404,268 common shares, all of which have equal voting and equity rights.

The table below sets forth the number of our common shares beneficially owned, as of April 2, 2024, by each of our current directors and executive officers including through their participation in Ultra S.A.:

	Total
	Common shares	%
Board of Directors
Jorge Marques de Toledo Camargo	—	0%
Marcos Marinho Lutz (2)(3)	18,258,579	2%
Ana Paula Vitali Janes Vescovi	—	0%
Fabio Venturelli (1)	—	0%
Flávia Buarque de Almeida	—	0%
Francisco de Sá Neto (1)	16,568	0%
José Mauricio Pereira Coelho	—	0%
Marcelo Faria de Lima (1)	—	0%
Peter Paul Lorenço Estermann (1)	—	0%
Executive Officers
Rodrigo de Almeida Pizzinatto (3)	1,195,858	0%
Décio de Sampaio Amaral (3)	861,467	0%
Leonardo Remião Linden (3)	1,000,500	0%
Tabajara Bertelli Costa (3)	1,320,000	0%

Board of Directors and Executive Officers	22,652,972	2%
Total	1,115,404,268	100%

(1)	Members of the Board of Directors elected for their first term at the Annual and Extraordinary General Shareholders’ Meeting held in April 2023.
(2)	Individual who beneficially own shares through his participation in the holding company Ultra S.A. See “Item 7.A. Major shareholders and related party transactions—Major shareholders.” Also, includes the ownership of 49.9% of IgelPar. See “Item 4.A. Information on the Company—History and development of the Company—Corporate events.”
(3)	Executives who were granted shares through the Deferred Stock Plan.

Since 2003, Ultrapar has adopted stock-based compensation plans to certain executives. For more information about these plans, see “Item 6.B. Directors, senior management and employees — Compensation” and Note 8.c to our Consolidated Financial Statements.

F.       Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

ITEM 7.              MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major shareholders

The table below shows the capital stock of Ultrapar as of April 2, 2024:

	Total
	Common shares	%
Shareholders
Ultra S.A.	279,593,690	25%
Parth	85,667,912	8%
Canada Pension Plan Investment Board.	56,341,152	5%
BlackRock, Inc.	55,813,586	5%
Shares held in treasury	25,705,705	2%
Others	612,282,223	55%
Total	1,115,404,268	100%

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

On May 4, 2023, Ultra S.A. and Parth informed the Company that the shareholders bound by the 2020 Shareholders’ Agreement increased their ownership position in the Company. A total of 35.5% of the Company’s capital stock is bound by the 2020 Shareholder’s Agreement as of April 2, 2024.

On February 9, 2024, Ultrapar was notified by the shareholders Squadra Investimentos – Gestão de Recursos Ltda. and Squadra Investments – Gestão de Recursos Ltda. that they reached an aggregate ownership position of 5.18% of common shares issued by Ultrapar as of February 8, 2024, being (i) 47,746,539 common shares and (ii) 10,003,000 common shares referenced in derivative instruments with physical settlement. At the time, Squadra also held a short economic exposure through derivative instruments with physical settlement referenced to 7,123,000 common shares. Of the total reported above, 7,330,305 common shares have been temporarily transferred to third parties under security lending.

Ownership and capital structure of Ultra S.A. and Parth

As of April 2, 2024, Ultra S.A. and Parth owned approximately 25% and 8%, respectively, of Ultrapar’s shares. As of April April 2, 2024, the capital stock of Ultra S.A. and Parth were beneficially owned as follows:

Ultra S.A.	Total
	Shares	%
Shareholders
Pátria	19,013,229	20%
Fabio Igel (1)	17,635,594	19%
Ana Maria Levy Villela Igel	11,820,856	12%
Christy Participações Ltda	9,039,643	10%
Joyce Igel de Castro Andrade	5,798,377	6%
Marcia Igel Joppert	5,723,252	6%
Others	21,437,467	23%
Subtotal	90,468,418	95%

Directors and officers
Marcos Marinho Lutz (1)	4,321,407	5%
Total directors and officers	4,321,407	5%
Total	94,789,825	100%

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

Shareholders’ Agreements

On May 2, 2018, Ultra S.A. and Parth executed a Shareholders’ Agreement to set forth a set of rules to govern the relationship between these two shareholders. This 2018 Shareholders’ Agreement replaced the Ultra S.A. Shareholders’ Agreement executed in 2014 and should be in force for a period of five years, automatically renewable for a further period of five years, except if a termination notice is sent by one party to the other up to six months before the end of its term.

The 2018 Shareholders Agreement’s main terms were substantially related to (i) how Ultra S.A., Parth and its shareholders should vote at Ultrapar’s Shareholders’ Meetings; (ii) procedures to exchange any party’s shares in Ultra S.A. or in Parth for shares of Ultrapar; and (iii) procedures applicable to the exercise of right of first refusal, preemptive rights and tag-along rights. Additionally, any third party purchasing Ultra S.A.’s shares bound by the Shareholders’ Agreement must agree to be bound by the Shareholders’ Agreement.

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

On August 18, 2020, Ultra S.A. and Parth entered into the 2020 Shareholders’ Agreement to include Pátria in its capacity as Ultra S.A.’s shareholder then holding a 20% stake in Ultra S.A.'s capital stock, as consenting intervening party, therefore bound by the provisions of the 2020 Shareholders’ Agreement. The 2020 Shareholders’ Agreement replaced the 2018 Shareholders’ Agreement in its entirety, and the terms and conditions remain substantially the same of the latter. See “Exhibit 2.9 - Shareholders’ Agreement dated August 18, 2020.”

On September 28, 2021, Ultra S.A. informed the Company that Mr. Marcos Marinho Lutz, our Chief Executive Officer, became a shareholder of Ultra S.A., holding 2.4% of its capital stock, and became a consenting intervening party of the 2020 Shareholders’ Agreement.

On May 29, 2023, Ultra S.A. informed the company that its shareholders approved the amendment of the 2020 Shareholders’ Agreement to include previsions related to the exercise of preemptive rights related to the right of usufruct and trust and the adhesion of Mrs. Maria Tereza Igel to the 2020 Shareholders’ Agreement.

A total of 35.5% of the Company’s capital stock is bound by the 2020 Shareholder’s Agreement as of April 2, 2024. See “Exhibit 2.11—Shareholders’ Agreement dated August 18, 2020.”

B.    Related party transactions

As of December 31, 2023, Ultrapar is responsible for guarantees and securities provided to subsidiaries in the amount of R$10,966.9 million. This disclosure of related party transactions is provided for purposes of the rules governing Annual Reports on Form 20-F and is not meant to suggest that these matters would be considered related party transactions under IFRS.

The related parties’ transactions for financial statements purposes are transactions between the subsidiaries of the Ultrapar with joint-ventures and associates companies that are not eliminated in the consolidation of financial statements. The main related parties’ transactions are related to RPR and Chevron’s companies. See Note 8.a to our Consolidated Financial Statements for a detailed breakdown of related party transactions as of December 31, 2023.

C.    Interests of expert and counsel

Not applicable.

ITEM 8.              FINANCIAL INFORMATION
  Consolidated statements and other financial information

For our consolidated financial statements and notes thereto see “Item 18. Financial Statements.”

Dividends and distribution policy

Dividend policy

The bylaws of a Brazilian company may establish a minimum percentage of the net income that must be paid to shareholders as mandatory dividends. The amounts due as dividends may be paid as interest on net equity. As of December 31, 2023, our Bylaws provided for a mandatory dividend of at least 25% of the Company’s adjusted net income, after the allocation of 5% of the net income to the legal reserve.

The Brazilian Corporate Law defines the “net income” as the results of the relevant fiscal year, reduced by accumulated losses of prior fiscal years, provisions for income tax and social contribution on the net income for such fiscal year, and amounts allocated to employees’ and management’s participation on the results in such fiscal year.

Under the Brazilian Corporate Law, the net income may be reduced or increased by the following:

  Amounts allocated to the legal reserve;
  Amounts allocated to the statutory reserve, if any;
  Amounts allocated to the contingency reserve, if required;
  Amounts allocated to the unrealized profit reserve;
  Amounts allocated to the income tax exemption reserve;
  Amounts allocated to the retained profit reserve;
  Reversions of reserves registered in prior years, in accordance with Brazilian GAAP; and
  Reversions of the amounts allocated to the unrealized profit reserve, when realized and not absorbed by losses.

Legal reserves. We are required to maintain a legal reserve to which we must allocate 5% of our net income until the amount of our legal reserve equals 20% of paid-in capital. We are not required to make any allocations to the legal reserve for any fiscal year in which such reserve, when added to our capital reserves, exceeds 30% of our capital stock. Accumulated losses, if any, may be charged against the legal reserve. Other than that, the legal reserve can only be used to increase our capital.

Statutory reserves. Under the Brazilian Corporate Law, any corporation may create statutory reserves, in which case it shall be provided in its respective bylaws. In this case, the bylaws must also indicate the reserve purpose, allocation criteria and maximum amount of reserve. As provided in our Bylaws, we may allocate up to 75% of our adjusted net income to an investment reserve, up to the limit of 100% of our capital stock.

Contingency reserves. Under the Brazilian Corporate Law, our shareholders may decide, upon a proposal of our Board of Directors, to allocate a discretionary amount of our net income to a contingency reserve for estimated future losses, which are deemed probable. The distributable amount may be further increased by the reversal of such reserve in the fiscal year when the reasons that justified the creation of such reserve cease to exist or in which the anticipated loss occurs. Accordingly, there is no specific percentage of net income allocable to this type of reserve.

Unrealized profits reserves. Under the Brazilian Corporate Law, when the mandatory dividend amount exceeds the realized net income in a given fiscal year, our shareholders may elect, upon a proposal of our Board of Directors, to allocate some or all of the excess dividend amount to any unrealized profits reserve. The Brazilian Corporate Law defines “realized” net income as the amount by which the company’s net income exceed the sum of (i) its net positive results, if any, from the equity method of accounting for earnings and losses of the company’s subsidiaries and certain of its affiliates and (ii) the profits, gains or returns that will be received by the company after the end of the next fiscal year. The distributable amount is increased by the profits that were allocated to such reserve when they are realized.

Income tax exemption reserve. Under the Brazilian Corporate Law, the portion of the net income derived from donations or governmental incentives directed to investments, can be excluded of the distributable amount.

Retained profits reserve. Under the Brazilian Corporate Law, our shareholders may decide to retain a discretionary amount of our net income that is provided for in a budget approved in the Annual General Shareholders’ Meeting, upon the proposal of its Board of Directors, for the expansion of our installations and other investment projects. After the conclusion of the relevant investments, we may retain the reserve until the shareholders approve the transfer of the reserve, in full or in part, to its capital or to the accumulated profits reserve. In accordance with the Brazilian Corporate Law, if a project to which part of the reserve has been allocated has a term exceeding one year, the budget for such project must be approved by the General Shareholders’ Meeting each fiscal year through the conclusion of the project.

The Brazilian Corporate Law provides that all statutory allocations of net income, including the unrealized profits reserve and the reserve for investment projects, are subject to approval by the shareholders voting at a general shareholders’ meeting and may be used for capital increases or for the payment of dividends in subsequent years. The legal reserve is also subject to approval by the general shareholders’ meeting and may be transferred to capital or used to absorb losses but is not available for the payment of dividends in subsequent years.

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

As an alternative form of payment of dividends, Brazilian companies may distribute interest on capital, which payments may be treated by a company as a deductible expense for income and social contribution taxes purposes. Payments of interest on capital may be made at the discretion of our Board of Directors, subject to the approval of the holders of our common shares. Payments of interest attributed to shareholders’ equity, net of withholding tax, may be distributed as part of the minimum mandatory dividends, to the extent that it does not exceed the limits described below. This interest is calculated in accordance with the daily pro rata variation of the Brazilian government’s TJLP, as determined by the Central Bank from time to time, and cannot exceed the greater of:

  50% of net income (after the deduction of the social contribution on profits and before the provision for corporate income tax and the amounts attributable to shareholders as net interest on equity) related to the period in respect of which the payment is made; or
  50% of the sum of retained profits and profit reserves in the beginning of the period with respect to which the payment is made.

Under the Brazilian Corporate Law, a company may suspend the mandatory distribution, either in the form of dividends or payments of interest on capital, if the shareholders at the General Shareholders’ Meeting determine, based on the Board of Directors’ proposal, which is reviewed by the Fiscal Council when installed. The payment of the mandatory distribution for the preceding fiscal year would be inadvisable in light of the company’s financial condition. The management of the Company must report to the CVM such suspension within five days of the relevant General Shareholders’ Meeting. Under the Brazilian Corporate Law, mandatory distributions that are suspended and not offset against losses in future years must be paid as soon as the financial condition of the company permits.

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

The amount of retention of profits and investments reserve are free of distribution restrictions and totaled R$6.3 billion as of December 31, 2023.

We usually pay dividends or interest on equity twice a year – interim dividends or interest on equity are paid after the reporting of the second quarter financial statements and the remaining is paid after the reporting of the annual financial statements.

We declared dividends to our shareholders of R$713.5 million for 2023. On August 9, 2023, the Company distributed the amount of R$273.8 million for the interim dividends’ payment (equivalent to R$0.25 per common share). On March 15, 2024, the Company distributed the amount of R$439.7 million (equivalent to R$0.40 per common share).

The following table sets forth the dividends per share distributed by Ultrapar in the last three years.

Dividend history

Year ended December 31,	Common shares (1)
	(in Reais per share)	(in US$ per share) (2)
2023	0.65	0.13
2022 (dividends)	0.10	0.02
2022 (interest on equity) (3)	0.41	0.08
2021	0.37	0.07

(1)	The number of shares used in the dividends per share calculation has not been retrospectively adjusted to reflect the issuance common shares that occurred as a result of the partial exercise of the subscription warrants issued to the former Extrafarma shareholders.
(2)	The amounts in Reais have been converted into U.S. dollars using the exchange rates at each respective payment date.
(3)	With income tax withholding at a rate of 15%, net interest would be R$0.35060 per share, except for corporate shareholders that are proven to be immune or exempt.

Payment of dividends. Within the four months following the end of each fiscal year, our shareholders are required to hold an Annual General Shareholders’ Meeting to decide, among other things, on the allocation of our net income with respect to the fiscal year ended immediately prior to the shareholders’ meeting and the payment of an annual dividend. Additionally, interim dividends may be declared by our Board of Directors. Under the Brazilian Corporate Law, dividends are generally required to be paid within 60 days following the date the dividend was declared, unless a shareholders’ resolution sets forth another date of payment, which, in either case, must occur prior to the end of the fiscal year in which such dividend was declared. Pursuant to the Brazilian Corporate Law, dividends revert to us three years after the date when we begin to pay such declared dividends.

Shareholders who are not residents of Brazil must register with the Central Bank to have dividends, sales proceeds or other amounts with respect to their shares eligible to be remitted in foreign currency outside of Brazil. The shares underlying the ADSs will be held in Brazil by Itaú Corretora de Valores S.A.(custody), as agent for the Depositary. For purposes of the registration requirement, the Depositary is deemed to be the stockholder of the shares underlying the ADSs. The Depositary will register such common shares with the Central Bank.

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

Legal proceedings

Provisions for tax, civil and labor risks. The Company and its subsidiaries are parties to tax, civil, environmental, regulatory, and labor disputes at the administrative and judiciary levels. As of December 31, 2023, the amount of these provisions for tax, civil and labor risks was R$1,304.1 million (R$45.8 million for current provisions and R$1,258.3 million for non-current provisions). For more information about provisions for tax, civil and labor risks, see Note 18.a to our Consolidated Financial Statements.

Contingent liabilities. The Company and its subsidiaries are party to tax, civil, environmental, regulatory and labor claims whose likelihood of loss is assessed by the legal department of the Company and its subsidiaries as possible. Based on the opinion of its external legal advisors and based on these assessments, no provisions were made for these claims in the financial statements. As of December 31, 2023, the total amount involved in proceedings for which the risk of loss was classified as possible was R$4,013.4 million, of which R$3,148.2 million, R$624.7 million and R$240.5 million were respectively related to contingent liabilities from (i) tax matters and social security matters; (ii) civil, environmental and regulatory claims; and (iii) labor matters. For more information about provisions for contingent liabilities, see Note 18.b to our Consolidated Financial Statements.

Antitrust matters

Acquisition of NEOgás. The acquisition of 100% of NEOgás by Ultragaz was duly submitted to CADE on December 6, 2022. On December 23, 2022, the General Superintendence of CADE issued a decision approving the transaction without restrictions. On January 11, 2023, CADE issued a certificate (“certidão de trânsito em julgado”) formalizing the definitive approval of such decision. On February 1, 2023, the transaction was closed.

Consortium agreement with Supergasbrás. A consortium agreement between Ultragaz and Supergasbrás was duly submitted to CADE on July 12, 2022. The agreement covers the sharing of LPG storages and filling plants on a country-wide level. On March 28, 2023, the General Superintendence of CADE issued a decision for the approval of the transaction without restrictions. On April 12, 2023, the General Superintendence of CADE’s decision was challenged. On August 16, 2023, CADE approved the agreement through the execution of a Merger Control Agreement (“Acordo de Controle de Concentrações”), which preserves the rationale of the consortium.

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

Acquisition of Opla. On April 19, 2023, Ultracargo signed an agreement for the acquisition of a 50% stake in Opla, held by Copersucar. On May 29, 2023, the General Superintendence of CADE issued a decision approving the transaction without restrictions. On June 14, 2023, CADE issued a certificate (“certidão de trânsito em julgado”) formalizing the definitive approval of such decision. The transaction was closed on July 1, 2023.

Acquisition of Serra Diesel Transportador Revendedor Retalhista Ltda. On May 21, 2023, Ultrapar, through its subsidiary Ultrapar Mobilidade Ltda., signed an agreement for the acquisition of 60% of the shares of Serra Diesel Transportador Revendedor Retalhista Ltda. The acquisition complements Ultrapar’s activities in the distribution of liquid fuels. The transaction was closed on September 1, 2023.

Acquisition of relevant ownership position in Hidrovias. On March 24, 2024, the Company signed, through a subsidiary, a share purchase and sale instrument for the acquisition of 128,369,488 shares of Hidrovias do Brasil, which represent 16.88% of its share capital. As of the date of this annual report, the closing of the transaction was still subject to approval by CADE, among other closing conditions. For more information, see “Item 4.A. Information on the Company—History and development of the Company—Recent developments.”

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

D. Selling shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the issue

Not applicable.

ITEM 10.              ADDITIONAL INFORMATION
  Share capital

Not applicable.

B.      Memorandum and articles of association

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

In connection with the Conversion, at the Extraordinary General Shareholders’ Meeting and the Special Preferred Shareholders’ meeting, both held on June 28, 2011, our shareholders approved (i) the conversion of all preferred shares into common shares at a ratio of one preferred share for one common share; (ii) changes to and consolidation of our Bylaws; (iii) the Company’s adherence to the rules of the Novo Mercado of the B3; and (iv) the confirmation that the new provisions related to the rights of all Company’s shareholders in the event of a sale of control of the Company, pursuant to the new Bylaws and the Novo Mercado regulations, are equivalent to the provisions of the Ultra S.A. shareholders’ agreement dated as of March 22, 2000. Such decisions became effective on the date the shares issued by the Company were admitted to trade at the Novo Mercado of the B3.

As a result of the Conversion, due to the new capital structure, other shareholders’ rights are currently not applicable, for instance, the right to separate elections for the Board of Directors and Fiscal Council. On the other hand, common shareholders are entitled to voting rights in any matter.

Since our shares are listed on the Novo Mercado, we are required to comply with heightened requirements for corporate governance. In addition, we are not permitted to issue preferred shares or any shares with restricted voting rights while listed on this segment pursuant to its rules. As of January 2, 2018, the new rules for Novo Mercado came into effect. Our Bylaws were amended on April 10, 2019 to reflect these rules.

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

As of December 31, 2023, our subscribed and paid-in capital stock consisted of 1,115,212,490 common shares, all of which have equal voting and equity rights, with no par value, of which 25,710,823 common shares were held in treasury.

On February 28, 2024, our Board of Directors confirmed the issuance of 191,778 common shares within the limits of the authorized capital stock pursuant to Article 6 of the Company’s Bylaws, due to the partial exercise of the subscription warrants issued by the Company as of the approval of the Extrafarma transaction. These common shares have the same rights assigned to the other shares previously issued by the Company.

As of the date of this annual report, the Company’s capital stock is represented by 1,115,404,268 common shares, all of them nominative and with no par value.

Subscription warrants

As a result of the Extrafarma transaction, the Company issued subscription warrants to the former Extrafarma shareholders which could potentially lead to the issuance of up to 6,411,244 shares, taking into account the stock split approved in April 2019 (3,205,622 shares prior to the April 2019 stock split). Since 2020, the subscription warrants have been partially exercised, with an issuance of 2,594,076 common shares, to former Extrafarma shareholders. As of the date of this annual report, the exercise of the remaining subscription warrants by the former Extrafarma shareholders could potentially lead to the issuance of up to 3,095,127 additional shares of Ultrapar. For more information about these subscription warrants, see Note 19 to our Consolidated Financial Statements.

Voting rights

Each common share entitles its holder to one vote at the matters of the Shareholders’ Meetings, in accordance with the Brazilian Corporate Law, our Bylaws and the Novo Mercado regulations. For more detailed information with respect to the voting rights of our common shares see our Form 8-A filed with the SEC on August 15, 2011 in the section “Description of Capital Stock—Shareholders’ Meetings” and “Exhibit 2.8 - Description of Securities Registered under Section 12 of the Exchange Act.”

Also, under the Brazilian Corporate Law, only shareholders registered as such in our corporate books may attend Shareholders’ Meetings. All common shares underlying the ADSs are registered in the name of the depositary bank. A holder of ADSs, accordingly, is not entitled to attend Shareholders’ Meetings. A holder of ADSs is entitled to instruct the depositary bank as to how to exercise the voting rights of its common shares underlying the ADSs in accordance with procedures provided for in the Deposit Agreement, but a holder of ADSs will not be able to vote directly at a Shareholders’ Meeting or appoint a proxy to do so. For more information, see “Item 3.D. Key information—Risk factors— Risks relating to our common shares and ADSs.”

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

Shareholders holding at least 10% of the free float of our shares may require our management to call a special Shareholders’ Meeting to determine whether to perform another valuation using the same or a different valuation method. This request must be made within 15 days following the disclosure of the price to be paid for the shares in the public tender offer. If the new valuation price is equal to or lower than the original valuation price, the shareholders making such request as well as those who vote in its favor must reimburse the Company for any costs incurred in preparing the new appraisal report. If the new valuation price is higher than the original valuation price, the offeror shall then decide whether to proceed with the public tender offer observing the new price or withdraw the tender offer, in which case the Company will continue to be registered as a publicly held company.

Withdrawal from the Novo Mercado

According to the new Novo Mercado Listing Rules – applicable as of January 2, 2018 – and to our Bylaws, the withdrawal from the Novo Mercado may be: (i) voluntary; or (ii) mandatory, as a result of the violation of any of the rules of the Novo Mercado or the deregistration as publicly-held company.

The withdrawal, however, shall only occur after the launching of a public tender offer for the Company’s outstanding shares, which shall (i) follow, as applicable, the CVM regulation that rules that the mandatory tender offer for the deregistration as publicly held company (including the abovementioned possibility to request a second valuation report); (ii) be launched at a fair price, as appointed in the appraisal report issued by a specialized institution with proven experience for the purposes of the tender offer; and (iii) be approved by at least 1/3 of the shareholders representing the free float that participate in the tender offer auction (whether by selling their shares or expressly agreeing with the withdrawal from the Novo Mercado).

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

The withdrawal from the Novo Mercado does not necessarily result in our deregistration as a publicly held company on the B3.

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

Sale of control

In the event of a direct or indirect sale of the Company’s shareholding control, through a single or series of transactions, the acquirer must conduct a public tender offer for all shares held by the remaining shareholders to ensure equal treatment of all shareholders (tag-along right). Such right has been provided to Ultrapar’s shareholders since March 22, 2000, in accordance with the terms of the Ultra S.A. shareholders’ agreement signed on the same date, which has since then been rescinded and replaced by our Bylaws. The tender offer is subject to applicable laws and regulations, our Bylaws and the rules of the Novo Mercado.

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

Shareholders’ Meeting

A General Shareholders’ Meeting must be convened and held in accordance with the requirements of the Brazilian Corporate Law. Shareholders’ meetings are called by the publication of a notice on at least three occasions in a widely circulating newspaper of the state of São Paulo, our principal place of business, and the newspaper’s website. As determined by the Brazilian Corporate Law, the first notice of a Shareholders’ Meeting shall be given at least 21 days prior to holding the meeting. However, the CVM rules require that companies whose shares are also represented by ADSs must convene a Shareholders’ Meeting no later than 30 days in advance. In addition to such newspaper publication, the CVM requires that all documents related to the agenda to be deliberated upon on the meeting are filed with the CVM and on the CVM website (www.cvm.gov.br), as well as being made available at the Company’s headquarters and on its website, and on the B3’s website.

Holders of shares voting at a General Shareholders’ Meeting have the exclusive power to: (i) amend our Bylaws; (ii) elect or dismiss members of the Board of Directors, at any time; (iii) install our Fiscal Council and elect its members; (iv) receive the yearly accounts by management and to accept or reject management’s financial statements, including the allocation of net income and the distributable amount for payment of the mandatory distribution and allocation to the various reserve accounts; (v) authorize the issuance of debentures considering the terms of our Bylaws; (vi) suspend the rights of a shareholder in the event that such shareholder does not comply with obligations imposed by law or our Bylaws; (vii) accept or reject in-kind contributions offered by a shareholder in consideration for issuance of capital stock; (viii) pass resolutions to reorganize the legal form of merge, consolidate or split the company, to dissolve and liquidate the company, to elect and dismiss our liquidators and to examine their accounts; and (ix) authorize management to declare us insolvent and to file for judicial reorganization (a procedure involving protection from creditors available under the Brazilian Corporate Law).

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

Also, pursuant to the terms of the CVM Resolution 81/22, as amended, the Shareholders’ Meeting may occur through a digital platform and shareholder meetings held exclusively in a digital manner are considered to have taken place at the company's headquarters, unless otherwise indicated. Accordingly, the shareholders shall attend the meeting through remote voting form and through digital platform, in person or by a duly appointed attorney-in-fact.

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

Should a dispute arise with respect to the exclusion from a meeting under such circumstance, the dispute will be submitted to arbitration as provided for in the Novo Mercado regulations and pursuant to our Bylaws.

C.      Material contracts

2020 Shareholders’ Agreement

On August 18, 2020, Ultra S.A. and Parth entered into the 2020 Shareholders’ Agreement to include Pátria, in its capacity as Ultra S.A.’s shareholder then holding a 20% stake in Ultra S.A.’s capital stock, as consenting intervening party, therefore bound by the provisions of the 2020 Shareholders’ Agreement. The 2020 Shareholders’ Agreement replaced the 2018 Shareholders’ Agreement in its entirety, and the terms and conditions remained substantially the same of the latter. On September 28, 2021, Ultra S.A. informed the Company that Mr. Marcos Marinho Lutz became a shareholder of Ultra S.A., holding 2.4% of its capital stock, and became a signatory of the 2020 Shareholders’ Agreement. On May 29, 2023, Ultra S.A. and Parth amended the 2020 Shareholders’ Agreement about the preemptive right related to usufruct and trust, as well as to include Mrs. Maria Teresa Igel who usufructuary. A total of 35.5% of the Company’s capital stock is bound by the 2020 Shareholder’s Agreement as of April 2, 2024. See “Exhibit 2.11—Shareholders’ Agreement dated August 18, 2020.”

Extrafarma’s sale agreement

In May 2021, Ultrapar entered into a share purchase agreement for the sale of all shares of Extrafarma to Pague Menos and, in August 2022, the transaction was closed. The total sale price of R$700.0 million was adjusted by the variations in working capital and the Net Debt position of Extrafarma of R$37.7 million resulting in the total amount of R$737.7 million, which was settled on August 1, 2022. The payment of a remaining installment of R$182.7 million will be adjusted by DI + 0.5% p.a., calculated since August 1, 2022, and is due in August 2024 by Pague Menos. The Company held a 100% stake in Extrafarma, through its subsidiary Ipiranga.

Oxiteno’s sale agreement

In August 2021, we announced the signing of a share purchase agreement for the sale of all shares of Oxiteno to Indorama and, on April 1, 2022, the transaction was closed. The initial payment of US$1,150.0 million (equivalent to R$5,449.6 million), adjusted by the variations in working capital and Net Debt position of Oxiteno of US$176.4 million (equivalent to R$834,0 million), resulted in the total initial payment of US$1,326.4 million (equivalent to R$6,283.6 million), which was settled on April 1, 2022. The final payment of US$150.0 million (equivalent to R$749.4 million) was settled on April 1, 2024. Oxiteno was a wholly-owned subsidiary of the Company.

The conversions between U.S. dollars and Reais were based on the exchange rate of R$4.74 to US$1.00 on March 31, 2022 and of R$5.00 to US$1.00 on March 31, 2024, which were the commercial selling rate for U.S. dollars as of the respective dates, as reported by the Central Bank.

Acquisition of relevant ownership position in Hidrovias

On March 24, 2024, the Company signed, through a subsidiary, a share purchase and sale instrument for the acquisition of 128,369,488 shares of Hidrovias, which represent 16.88% of Hidrovias’s total share capital (“Transaction Shares”), for a price of R$3.98/share. Prior to such transaction, Ultrapar already held 4.99% of Hidrovias’ share capital, which, together with the Transaction Shares, would amount to an ownership position of 21.87% of Hidrovias’ share capital. As of March 24, 2024, the Company was also party to a financial settlement derivatives transaction referenced in shares of Hidrovias equivalent to 4.99% of its share capital (such position, the “Derivatives Position”). The closing of the acquisition of the Transaction Shares is subject to certain conditions, including the approval by CADE and an amendment to Hidrovias’ bylaws to the effect that a mandatory tender offer for all of its outstanding shares be required only upon a shareholder holding shares in excess of 40% of Hidrovias’ total share capital.

On March 25 and 26, 2024, Ultrapar disposed of its Derivatives Position and then acquired shares of Hidrovias representing approximately 5.03% of its share capital through a stock exchange transaction. Therefore, on March 26, 2024, Ultrapar became the holder of shares of Hidrovias representing approximately 10.02% of its share capital. As a result, assuming the acquisition of the Transaction Shares is consummated, Ultrapar would become the holder of 204,560,288 shares of Hidrovias, representing approximately 26.90% of its share capital.

The acquisition of this stake in Hidrovias is aligned with Ultrapar's strategy to expand its presence in sectors exposed to the Brazilian agribusiness sector, mainly in the Midwest and Northern regions of Brazil, investing in companies in which Ultrapar can contribute based on its strategic, operational, administrative and financial knowledge. Ultrapar plans to be a strategic and long-term reference shareholder of Hidrovias, supporting its growth, governance and management model. The objective of such acquisitions of shares of Hidrovias is to enable Ultrapar to exercise certain shareholder rights in Hidrovias resulting from the ownership of such shares.

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

Foreign investors may register their investment in our shares under the Resolution 278 of the Central Bank, dated as of December 31, 2022, as amended, or under the Resolution 4,373 of the National Monetary Council, dated as of September 29, 2014. Registration under the Resolution 4,373 affords favorable tax treatment to foreign investors who are not residents in a favorable jurisdiction, as defined by the Brazilian tax laws.

Portfolio foreign investments are regulated by the Resolution 4,373 and the CVM Resolution 13/20, as amended. The Resolution 4,373 provides that foreign investors may invest in financial and capital markets in Brazil, including by means of the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers, provided that certain requirements are fulfilled.

Under the Resolution 4,373, foreign investors may invest in the same instruments and operational modalities available to the investors residing or domiciled in Brazil. The definition of foreign investor includes individuals, legal entities, funds, and other collective investment entities, residing, domiciled, or headquartered abroad.

Pursuant to Annex I of the Resolution 4,373 and the CVM Resolution 13/20, as amended, among the requirements applicable, in order to invest in Brazil under the mentioned resolution, a foreign investor must:

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
  Through its representative in Brazil, register its foreign investment with the Central Bank; and
  Appoint an authorized custodian in Brazil for its investments, which must be a financial institution or entity duly authorized by the Central Bank or the CVM. Pursuant to article 2, paragraph 4 of the Annex I of the Resolution 4,373, individuals are not subject to this requirement.

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

For purposes of the mandatory registration with the Central Bank of foreign investments in the Brazilian financial and capital markets, the Resolution 4,373 expressly provides that simultaneous foreign exchange transactions (i.e., without effective transfer of funds to or from abroad) shall be required in specific situations, including (i) conversion of credits held by foreign investors in Brazil into foreign investment in the financial and capital markets; (ii) transfer of investments made in depositary receipts to the modality of foreign direct investments (or investimento estrangeiro direto) under the Resolution 278 or investments in the Brazilian financial and capital markets under Annex I of the Resolution 4,373; and (iii) transfer of investments in the Brazilian financial and capital markets under Annex I of the Resolution 4,373 to the modality of foreign direct investments (or investimento estrangeiro direto) under the Resolution 278.

In addition, the Resolution 4,373 does not allow foreign investors to perform investments or sell the invested assets outside of organized markets, except as expressly authorized by the CVM through specific regulation or according to the exceptions provided in the CVM Resolution 13/20, as amended. Pursuant to the CVM Resolution 13/20, as amended, the exceptions for investments outside of organized markets include subscription, stock bonus, initial public offers and the exercise of put options for shareholders that remain following a tender offer, among others.

Foreign investors must be registered with the Brazilian Internal Revenue Service (“Receita Federal”) pursuant to the Nominative Instruction 2,119, dated as of December 6, 2022, as amended, and the Nominative Instruction 2,172, dated as of January 9, 2024, as amended. This registration process is undertaken by the investor’s legal representative in Brazil.

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

The tax considerations described below do not consider the effects of a possible future income tax treaty between Brazil and the United States. We cannot assure you as to whether or when an income tax treaty will enter into force or how it will affect U.S. holders of our shares or ADSs.

This summary does not address any tax issues that affect solely the Company, such as deductibility of expenses.

Brazilian tax considerations

General. The following discussion summarizes the main Brazilian tax considerations relating to the ownership and disposal of our shares or ADSs, as the case may be, by a holder that is not domiciled in Brazil for purposes of Brazilian taxation and, in the case of shares, has registered its investment in such securities with the Central Bank as a direct investment (in each case, a “non-Brazilian holder”). The following discussion does not address all the Brazilian tax considerations applicable to any particular non-Brazilian holder. Therefore, each non-Brazilian holder should consult his or her own tax advisors concerning the Brazilian tax considerations relating to an investment in our shares or ADSs.

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

We recommend prospective investors to consult their own tax advisors from time to time to verify any possible tax consequences arising from the Normative Ruling No. 1,037/10 and the Law No. 11,727/08. If the Brazilian tax authorities determine that the concept of “privileged tax regime” provided by the Law No. 11,727/08 will also apply to a non-Resident Holder on payments potentially made by a Brazilian source, the withholding income tax applicable to such payments could be assessed at a rate up to 25%.

Payments of interest on capital. The Law No. 9,249/95 permits Brazilian corporations to make distributions to shareholders of interest on capital, or interest attributed to shareholders’ equity.

These distributions may be paid in cash and such payments represent a deductible expense from the payer’s corporate income tax and social contribution on net income tax basis. The deduction of such interest is limited to the daily pro rata variation of the Federal Government’s TJLP, as determined by the Central Bank from time to time, and cannot exceed the greater of:

  50% of net income (determined after the social contribution on net income and before the provision for corporate income tax, and the amounts attributable to shareholders as interest on net equity) related to the period in which the payment is made; or
  50% of the sum of accrued profits and profits reserves.

As a general rule, any payment of interest on capital to shareholders (including holders of ADSs in respect of shares) is subject to a withholding income tax at a rate of 15%, or 25% if the non-Brazilian holder is domiciled in a “tax haven” jurisdiction (“tax haven holder”). These payments may be included, net of withholding income taxes, as part of any mandatory dividend.

To the extent that payments of interest on capital are included as part of a mandatory dividend, we are required to distribute an additional amount to ensure that the net amount received by shareholders, after the payment of the applicable withholding income tax, is at least equal to the mandatory dividend.

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

Any other gains realized on the disposal of shares that are sold on the Brazilian stock exchange or on the organized over-the-counter market:

  Are subject to income tax at a rate of 15%, when realized by any non-Brazilian holder that is not a tax haven holder, no matter if they are a registered holder or not; and
  Are subject to income tax at a rate of 25% when realized by a tax haven holder, no matter if they are a registered holder or not.

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

Furthermore, according to the general rules set forth in the Law No. 13,259/16, any other gains on the disposal of shares (out of the Brazilian stock exchange and qualified under the Law No. 4,131/62) are subject to income tax at a progressive rate from 15% to 22.5%, or 25%, if the resident is in a “favorable tax jurisdiction” or tax haven.

Sale of ADS and shares by non-Brazilian holders to other non-residents in Brazil

Pursuant to Section 26 of the Law No. 10,833/03, the sale of property located in Brazil involving non-resident investors is subject to Brazilian income tax as of February 1, 2004. Our understanding is that ADSs do not qualify as property located in Brazil and, thus, should not be subject to the Brazilian withholding tax. We cannot assure you, however, that the Brazilian tax authorities or the Brazilian courts will agree with this interpretation. As a result, gains on a disposition of ADSs by a non-Brazilian holder to a non-resident, in the event that courts determine that ADSs would constitute assets located in Brazil, may be subject to income tax in Brazil, according to the rules applicable to our common shares, as described above.

Insofar as the regulatory norm referred to in Section 26 is generic and since, at the present time, no definitive jurisprudence provided by the Brazilian Superior Courts has been established with respect to this matter, we are unable to assure the final outcome of such discussion.

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

Taxation of bonds and securities transactions (IOF/bonds). The Law No. 8,894/94 created the IOF/bonds, which may be imposed on any transaction involving bonds and securities, even if the transaction includes Brazilian stock, futures, or commodities exchange. The STF decided that the transfer of shares shall be taxed by IOF/bonds. The current rate of IOF/bonds with respect to transactions of shares is 0%. Regarding the ADSs, under the Decree No. 8,165/13 which amended the Decree No. 6,306/07, the IOF/bonds rate applicable to the transfer of shares listed on the Brazilian stock exchange, with the specific purpose of guaranteeing the issuance of depositary receipts in the foreign market, is currently 0%. The Brazilian government may increase the rate up to 1.5% per day during the terms of the securities, but only with respect to future transactions relating to shares or ADSs.

Other Brazilian taxes. Some Brazilian states impose gift and inheritance tax on gifts or bequests made by individuals or entities not domiciled or residing in Brazil to individuals or entities domiciled or residing within such states. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of shares or ADSs.

U.S. federal income tax considerations

The following is a discussion of U.S. federal income tax considerations relating to the ownership and disposition of our shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to U.S. holders of our shares or ADSs. The discussion applies only to a U.S. holder that holds our shares or ADSs as capital assets (generally, for investment purposes) for U.S. federal income tax purposes and does not address all the U.S. federal income tax considerations that may be relevant to a holder in light of its particular circumstances or to holders subject to special rules, such as dealers and traders in securities or currencies, financial institutions, insurance companies, tax-exempt entities, real estate investment trusts, regulated investment companies, persons that own, or have owned directly, indirectly or constructively, 10% or more of our shares (by vote or value) for U.S. federal income tax purposes, persons holding our shares or ADSs as part of a hedging transaction, wash sale, straddle, conversion transaction or other integrated transaction for U.S. federal income tax purposes, persons entering into a “constructive sale” with respect to our shares or ADSs for U.S. federal income tax purposes, persons that have a functional currency for U.S. federal income tax purposes other than the U.S. dollar, certain former citizens or long-term residents of the United States, and persons who acquired our shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation.

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

Taxation of sale, exchange or other disposition of shares or ADSs

Subject to the discussion below under “—Passive foreign investment company”, a U.S. holder will generally recognize gain or loss on the sale, exchange or other disposition of a share or ADS in an amount equal to the difference between the amount realized (including the gross amount of the proceeds before the reduction of any Brazilian tax) on such sale, exchange or other disposition and the U.S. holder’s adjusted tax basis in such share or ADS. Subject to the discussion below under “—Passive foreign investment company”, gain or loss on the sale, exchange or other disposition of a share or ADS will be capital gain or loss and will be long-term capital gain or loss if the U.S. holder held such share or ADS for more than one year. Gain or loss recognized by a U.S. holder will generally be treated as U.S. source gain or loss for U.S. foreign tax credit purposes, as the case may be. An individual U.S. holder may be entitled to preferential rates of taxation for net long-term capital gains. The deductibility of capital losses is subject to limitations under the Code.

A U.S. holder’s initial tax basis of our shares or ADSs will be the U.S. dollar value of the purchase price determined on the date of the purchase. If our shares or ADSs are treated as traded on an “established securities market,” a cash basis U.S. holder (or, if it elects, an accrual basis U.S. holder) will determine the U.S. dollar value of the cost of such shares or ADSs by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. The conversion of U.S. dollars to Reais and the immediate use of that currency to purchase shares or ADSs will generally not result in taxable gain or loss for a U.S. holder.

A U.S. holder that receives Reais upon a sale, exchange or other disposition of our shares or ADSs will realize an amount equal to the U.S. dollar value of the Reais on the date of sale, exchange, or other disposition. If our shares or ADSs are treated as traded on an “established securities market,” a cash basis U.S. holder (or, if it elects, an accrual basis U.S. holder) will determine the U.S. dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale, exchange or other disposition. A U.S. holder will have a tax basis in Reais received equal to that U.S. dollar amount. Any gain or loss realized by a U.S. holder on a subsequent conversion of Reais into U.S. dollars (or other disposition) will generally be U.S. source ordinary income or loss for U.S. foreign tax credit purposes.

If any gain from the sale, exchange or other disposition of our shares or ADSs is subject to Brazilian tax, U.S. holders may not be able to credit such taxes against their U.S. federal income tax liability under the U.S. foreign tax credit limitations of the Code since such gain will generally be U.S. source income, unless such tax can be credited (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. Alternatively, the U.S. holder may take a deduction for the Brazilian income tax if such holder so elects and does not take a credit for any foreign income tax during the taxable year. The rules with respect to foreign tax credits are complex and U.S. holders should consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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

We must make a separate determination each year as to whether we are a PFIC. Based on a review of our gross income and assets, the way we currently operate our businesses, the current market price of our shares, and the current interpretation of the PFIC rules, including the Commodity Exception, we believe that we were not a PFIC for U.S. federal income tax purposes for the 2023 taxable year. However, the determination as to whether we are a PFIC for any taxable year is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, depends upon the composition of a company’s income and assets and the market value of its assets from time to time, and is not made until after the end of a taxable year. Consequently, there can be no assurance that we will not be considered a PFIC for the current taxable year or any subsequent taxable year.

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

Alternatively, a U.S. holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock. Marketable stock is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange (such as the NYSE) or other market as defined in applicable U.S. Treasury regulations. We believe that our shares and ADSs qualify as being regularly traded on a qualified exchange, but no assurances can be given in this regard. If a U.S. holder makes this election, such holder will generally (i) include as ordinary income for each taxable year the excess, if any, of the fair market value of our shares or ADSs held at the end of the taxable year over the adjusted tax basis of such shares or ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of our shares or ADSs over the fair market value of such shares or ADSs held at the end of the taxable year, but only to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. holder’s adjusted tax basis in our shares or ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, such holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC.

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

F. Dividends and paying agents

Not applicable.

G. Statement by experts

Not applicable.

H. Documents on display

Statements contained in this annual report as to the contents of any contract or other document referred to are not necessarily complete, and each of these statements is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit hereto. A copy of the complete annual report including the exhibits and schedules filed herewith is available on the website maintained by the SEC that contains information filed electronically with the SEC, which can be accessed over the internet at http://www.sec.gov. You may also inspect and copy reports and other information that we file with or furnish to the SEC at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington D.C. 20549. Copies of these materials may be obtained by mail from the SEC’s Public Reference Room at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330.

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

We also file financial statements and other periodic reports with the CVM located at Sete de Setembro Street, 111, Rio de Janeiro, Brazil, 20050-901. In addition, the CVM maintains a website that contains information filed electronically with them, which can be accessed over the internet at https://www.gov.br/cvm/en?set_language=en.

You may obtain additional information about us on our website at https://ri.ultra.com.br/en. The information contained therein is not necessarily part of this annual report.

I.       Subsidiary information

Not applicable.

J.      Annual report to security holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

You should read this discussion along with Note 26 to our Consolidated Financial Statements.

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

The governance of the management of financial risks follows the segregation of duties below:

  The execution of the Policy is done by the Corporate Financial Board, through its treasury department, with the assistance of the controllership, accounting, legal and tax departments;
  The monitoring of compliance of the Policy and possible issues is the responsibility of the Financial Risks Committee (“Committee”), which is composed of the CFO, Administration and Controlling Director and other directors to be designated by the CFO, who meet quarterly. The monthly monitoring of Policy standards is the responsibility of the CFO; and
  The approval of the Policy and the periodic assessment of the Company’s exposure to financial risks are subject to the approval of the Board of Directors of Ultrapar.

The Audit and Risks Committee (“CAR”) advises the Board of Directors in the assessment of controls effectiveness, and the parameters of management and exposure of the Company to financial risks, and advises the Board of Directors in the assessment of eventual proposals for revision of the Policy. The Risk, Integrity and Audit Director monitors compliance with the Policy and reports to CAR the exposure to the risks and compliance with such Policy and reports any non-compliance with the Policy to the Board of Directors.

Currency risk

The transactions of Ultrapar, through its subsidiaries, are in Brazil and, therefore, the reference currency for the currency risk management is the Brazilian Real (Ultrapar’s functional currency). Currency risk management is guided by neutrality of currency exposures and considers risks of Ultrapar and its subsidiaries and its exposure to changes in exchange rates. The Company considers as its main currency exposures the assets and liabilities in foreign currency.

The Company and its subsidiaries use exchange rate hedging instruments (especially between the Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, receipts and disbursements in foreign currency and net investments in foreign operations. Hedge is used to reduce the effects of changes in exchange rates on the Company’s income and cash flows in Reais within the exposure limits under its Policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, receipts and disbursements in foreign currency to which they are related. Assets and liabilities in foreign currencies are stated below, translated into Reais as of December 31, 2023, 2022 and 2021.

Assets and liabilities in foreign currency

In millions of Reais	2023	2022	2021
Assets in foreign currency
Cash, cash equivalents and financial investments in foreign currency (except hedging instruments)	371.5	311.0	122.2
Foreign trade receivables, net of allowance for expected credit losses	84.9	6.1	1.3
Other receivables	715.9	727.1	-
Other assets of foreign subsidiaries	152.4	280.7	186.5
Asset exposure in subsidiaries held for sales	-	-	3,839.2
	1,324.6	1,324.9	4,149.3
Liabilities in foreign currency
Financing in foreign currency gross of transaction costs and discount	(5,297.0)	(5,213.1)	(8,860.8)
Payables arising from imports	(1,730.4)	(1,940.0)	(649.1)
Liability exposure in subsidiaries held for sales	-	-	(884.4)
	(7,027.4)	(7,153.1)	(10,394.3)
Foreign currency hedging instruments	5,309.1	5,274.3	2,933.6
Foreign currency hedging instruments from subsidiaries held for sales	-	-	1,786.5
Net asset (liability) position – Total	(393.7)	(553.8)	(1,525.0)
Net asset (liability) position – Income statement effect	(382.9)	(553.8)	(498.6)
Net asset (liability) position – Equity effect	(10.9)	-	(1,026.4)

Sensitivity analysis of assets and liabilities in foreign currency

For the base scenario, future market curves as of December 31, 2023, were applied on the Company’s net position exposed to currency risk, simulating the effects of appreciation and devaluation of the Real in the income statement.

The table below shows the effect of exchange rate changes, based on the total liability position of R$393.7 million in foreign currency.

In millions of Reais	Risk	Base scenario
Income statement effect	Real devaluation	(7.9)
Equity effect	Real devaluation	(0.2)
	Effect	(8.2)
Income statement effect	Real appreciation	7.9
Equity effect	Real appreciation	0.2
	Effect	8.2

Interest rate risk

Ultrapar adopts policies for borrowing and investing financial resources and for capital cost minimization. The financial investments of Ultrapar are primarily held in transactions linked to the DI. Our borrowings primarily relate to financings from debentures, agribusiness receivables certificates and borrowings in foreign currency.

Ultrapar seeks to maintain most of its financial assets and liabilities at floating rates.

The table below provides information as of December 31, 2023 about our consolidated debt in foreign currency and in Reais that are subject to variable and fixed rates of interest. The table summarizes information on instruments and transactions that are sensitive to foreign currency exchange rates and interest rates:

				Principal by year of maturity(1)
Debt	Weighted average interest rate	Fair value	Book value	2024	2025	2026	2027	2028	2029 and thereafter
	(in millions of Reais)
U.S. dollar borrowings	5.1%	4,544.0	4,712.8	581.1	461.3	2,106.5	(1.4)	(1.4)	1,566.7
Borrowings indexed to the IPCA + R$	5.0%	3,991.0	3,991.0	824.2	319.3	(9.3)	(9.3)	1,693.0	1,173.1
Borrowings indexed to the % DI	109.1%	741.9	754.3	254.3	500.0	-	-	-	-
R$ borrowings	10.5%	638.3	627.7	90.2	(3.1)	(3.1)	543.7	-	-
JPY borrowings	1.3%	439.9	439.9	5.1	434.7	-	-	-	-
Borrowings indexed to the DI + R$	0.7%	465.7	488.3	3.2	(2.9)	(2.9)	490.8	-	-
Euro borrowings	4.4%	126.2	126.2	126.2	-	-	-	-	-
Borrowings indexed to the TJLP + R$	1.0%	1.3	1.3	0.6	0.5	0.1	-	-	-
Subtotal		10,948.1	11,141.3	1,884.9	1,709.9	2,091.4	1,023.8	1,691.6	2,739.7
Unrealized losses on swaps transactions		524.3	524.3	127.8	9.5	9.2	9.2	-	368.6
Total		11,472.4	11,665.6	2,012.6	1,719.4	2,100.7	1,033.0	1,691.6	3,108.3

(1) Figures include interest accrued through December 31, 2023.

For more information about our interest rate risk, see Note 26 to our Consolidated Financial Statements.

Credit risk

The financial instruments that would expose the Company and its subsidiaries to credit risks of the counterparty are basically represented by cash and cash equivalents, financial investments, hedging instruments and trade receivables. See Note 26 to our Consolidated Financial Statements.

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

The expected credit losses are calculated by the expected loss approach based on the probability of default rates. Loss rates are calculated on the basis of the average probability of a receivable amount to advance through successive stages of default until full write-off. The probability of default calculation takes into account a credit risk score for each exposure, based on the data considered to be capable of foreseeing the risk of loss (external classifications, audited financial statements, cash flow projections, customer information available in the press, for example), with addition of the credit assessment based on experience.

Such credit risks are managed by each business unit through specific criteria for acceptance of customers and their credit rating, and are additionally mitigated by the diversification of sales. The subsidiaries of the Company request from customers secured by trade receivables and other receivables in certain circumstances, but such security arrangements are not taken account of when calculating the risk of loss. As of December 31, 2023, the loss allowance for expected credit losses on their trade receivables recorded for Ipiranga, Ultragaz and Ultracargo were R$350.4 million, R$116.6 million and R$1.3 million, respectively. In addition, as of December 31, 2023, no single customer or group accounted for more than 10% of total revenues. For further information, see Notes 5.a, 5.b and 26.d.3 to our Consolidated Financial Statements.

Credit risk of financial institutions. Such risk results from the inability of financial institutions to comply with their financial obligations to the Company and its subsidiaries, due to insolvency. Ultrapar regularly conduct a credit analysis of the institutions with which they hold cash and cash equivalents, financial investments, and hedging instruments through various methodologies that assess liquidity, solvency, leverage, portfolio quality, etc. Cash and cash equivalents, financial investments, and hedging instruments are held only with institutions with a solid credit history, chosen for safety and soundness. The volume of cash and cash equivalents, financial investments, and hedging instruments are subject to maximum limits by each institution and, therefore, require diversification of counterparties.

Government credit risk. The Company’s Policy allows investments in government securities from countries classified as investment grade AAA or Aaa by specialized credit rating agencies (S&P, Moody’s and Fitch) and in Brazilian government bonds. The volume of such financial investments is subject to maximum limits by each country and, therefore, requires diversification of counterparties.

The credit risk of financial institution and government related to cash, cash equivalents and financial investments is summarized below:

	Fair value (in millions of Reais)
Counterparty credit rating	2023	2022	2021
AAA	6,714.5	5,721.0	3,606.0
AA	408.4	809.6	740.9
A	0.5	3.5	116.6
Others	47.2	50.9	-
Total	7,170.6	6,585.0	4,463.5

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

The table below shows the positions of derivative financial instruments to hedge commodity price risk as of December 31, 2023 and 2022:

Derivative	Contract			Notional (thousand m³)		Notional		Fair value (R$ million)		Sensitivity analysis
						(US$ million)				∆ 10% (R$ million)
	Position	Commodity	Maturity	2023	2022	2023	2022	2023	2022	2023	2022
Term	Sold	Heating Oil	fev-24	189.1	158.8	131.5	150.5	21.9	(52.2)	(2.31)	(124.3)
Term	Sold	RBOB	fev-24	6.7	52.5	3.8	31.4	0.4	(15.5)	(0.0)	(33.4)
Term	Sold	Soybean Oil	mar-24	2.0	‐	3.0	‐	(0.1)	‐	0.0	‐
Term	Sold	Sea freight	jan-24	40.0	‐	1.5	‐	(1.5)	‐	3.4	‐
Term	Sold	Marine Fuel	mar-24	1.7	‐	8.2	‐	(0.1)	‐	1.5	‐
								20.7	(67.7)	2.7	(157.7)

Liquidity risk

The Company’s main sources of liquidity derive from (i) cash, cash equivalents and financial investments, (ii) cash generated from operations and (iii) financing. The Company believes that these sources are sufficient to satisfy its current funding requirements, which include, but are not limited to working capital, capital expenditures, amortization of debt and payment of dividends.

The Company periodically examines opportunities for acquisitions and investments. The Company considers different types of investments, either directly, through joint-ventures, or through associated companies, and finance such investments using cash generated from operations, debt financing, capital increases or a combination of these methods.

The Company believes it has sufficient working capital to satisfy its current needs. The consolidated debt due over the next twelve months totals R$2,363.3 million, including estimated interests on loans. As of December 31, 2023, the Company had R$6,218.6 million in cash, cash equivalents and short-term financial investments (for quantitative information, see Note 26.e to our Consolidated Financial Statements).

For a summary of the Company financial liabilities and leases payable as of December 31, 2023, see Note 26.e to our Consolidated Financial Statements.

Capital management

The Company manages its capital structure based on indicators and benchmarks to ensure the continuity of its businesses while maximizing returns to shareholders by optimizing its debt and capital structure.

The Company’s capital structure is composed of Net Debt (representing the sum of Gross Debt and leases payable minus cash, cash equivalents, financial investments and derivative financial instruments) and equity. The Company can change its capital structure depending on the economic and financial conditions to optimize its financial leverage and capital management. The Company seeks to improve its return on invested capital by implementing efficient working capital management and a selective investment program.

Annually, the Company and its subsidiaries revise their capital structure, evaluating the cost of capital and the risks associated with each class of capital and through the leverage ratio analysis, which is determined as the ratio between Net Debt and equity. For a reconciliation of Net Debt, see “Item 4.B. Information on the Company—Business overview—Key financial information.”

The leverage ratio at the end of the year is the following:

	As of December 31,
In millions of Reais (except when indicated)	2023	2022
Net Debt (A)	6,121.4	6,689.2
Equity (B)	14,029.8	12,175.0
Leverage ratio (A/B)	43.6%	54.9%

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

The table below summarizes the position of hedging instruments entered by the Company:

a)           Designated as hedge accounting

2023
Product	Hedged object	Contracted rates		Maturity	Notional amount (million)	Fair value (R$ million)		Gains (losses)
		Assets	Liabilities			Assets	Liabilities	Results	Net equity
Foreign exchange swap	Financing	USD + 0.00%	53.60% DI	oct/26	US$234.0	-	(106.7)	(145.9)	(10.9)
Foreign exchange swap	Financing	EUR + 5.47%	110.02% DI	sep/25	US$206.1	-	(119.1)	(223.6)	-
Foreign exchange swap	Financing	EUR + 5.12%	111.93% DI	jan/24	EUR22.5	-	(22.5)	(23.3)	-
Foreign exchange swap	Financing	JPY + 1.50%	109.40% DI	jun/32	US$12,564.4	-	(120.7)	(130.7)	-
Interest rate swap	Financing	IPCA + 5.03%	102.87% DI	nov/24	US$3,226.0	598.3	-	260.3	-
Interest rate swap	Financing	USD + 10.48%	103.64% DI	jul/23	US$615.8	12.5	(3.2)	10.7	-
Term	Firm commitments	BRL	Heating oil/ RBOB	jan/23	US$129.9	22.3	(0.9)	(51.0)	-
NDF	Firm commitments	BRL	USD	feb/23	US$211.2	4.0	(0.8)	19.0	-
					Total	637.1	(373.9)	(284.5)	(10.9)

2022
Product	Hedged object	Contracted rates		Maturity	Notional amount (million)	Fair value (R$ million)		Gains (losses)
		Assets	Liabilities			Assets	Liabilities	Results
Foreign exchange swap	Financing	USD + 4.95%	106.7% DI	sep/25	US$221.3	106.5	(9.2)	(121.3)
Foreign exchange swap	Financing	EUR + 3.42%	111.6% DI	mar/23	EUR9.7	2.0	-	2.6
Foreign exchange swap	Financing	US$ + LIBOR-3M + 1.14%	105.0% DI	-	-	-	-	(21.6)
Interest rate swap	Financing	IPCA + 5.03%	102.9% DI	jun/32	R$3,226.1	173.7	(59.8)	(143.8)
Term	Financing	6.47%	99.9% DI	nov/24	R$90.0	-	(9.5)	(5.1)
Commodity Forward	Firm commitments	R$	Heating oil/ RBOB	jul/23	US$181.9	2.9	(70.6)	(945.0)
NDF	Firm commitments	R$	US$	jan/23	US$127.2	4.7	(3.1)	53.8
					Total	289.9	(152.2)	(1,180.3)

b)           Not designated as hedge accounting

2023
Product	Hedged	Rates agreement		Maturity	Notional amount (million)	Fair value (R$ million)		Gains (losses)
		Assets	Liabilities			Assets	Liabilities	Results
Foreign exchange swap	Debt	USD + 0.00%	52.99% DI	jun/29	US$375.0	186.9	(45.9)	(188.4)
NDF	Firm commitments	USD	BRL	mar/24	US$457.1	1.5	(8.4)	(105.6)
Commodity forward	Firm commitments	BRL	Heating oil/ Marine fuel/ Others	mar/24	US$18.1	1.5	(2.3)	5.5
Interest rate swap	Debt	USD + 5.25%	1.36% DI	jun/29	US$300.0	-	(196.2)	9.3
					Total	189.9	(252.8)	(279.2)

2022
Product	Hedged	Rates agreement		Maturity	Notional amount (million)	Fair value (R$ million)		Gains (losses)
		Assets	Liabilities			Assets	Liabilities	Results
Foreign exchange swap	Debt	USD + 0.00%	53.0% DI	jun/29	US$375.0	230.1	(9.2)	(85.5)
NDF	Debt	USD	BRL	jul/23	US$1,116.7	36.5	(54.1)	(440.4)
Interest rate swap	Debt	USD + 5.25%	DI - 1.36%	jun/29	US$300.0	-	(308.8)	(266.4)
					Total	266.6	(372.1)	(792.3)

All transactions mentioned above were properly registered with the over-the-counter segment of B3.

Hedging instruments existing in 2023 are described below, according to their category, risk, and hedging strategy:

a – Hedging against foreign exchange exposure of liabilities in foreign currency. The purpose of these contracts is to offset the effect of the change in exchange rates of debts or firm commitments in U.S. dollars by converting them into debts or firm commitments in Reais linked to DI. The tables below present our position in this category of swaps as of December 31, 2023:

	Maturity
Fixed interest	2024	2025 and thereafter
Notional amount (in millions of U.S. dollars)	109.7	705.3
Notional amount (in millions of Reais)(1)	587.2	3,414.8
Average receiving rate	US$ + 5.6%	US$ + 0.73%
Average payment rate	111.4% of the DI	60.8% of the DI

(1) Notional amount converted according to the commercial selling rate reported by the Central Bank (PTAX) as of December 31, 2023.

	Maturity
Fixed interest – Coupon only	2024	2025 and thereafter
Notional amount (in millions of U.S. dollars)	-	300.0
Notional amount (in millions of Reais)(1)	-	1,452.4
Average receiving rate	-	US$ + 5.25%
Average payment rate	-	DI – 1.36%

(1) Notional amount converted according to the commercial selling rate reported by the Central Bank (PTAX) as of December 31, 2023.

	Maturity
Fixed interest – EUR	2024	2025 and thereafter
Notional amount (in millions of EUR)	22.5	-
Notional amount (in millions of Reais)(1)	120.3	-
Average receiving rate	EUR + 5.1%	-
Average payment rate	111.9% of the DI	-

(1) Notional amount converted according to the commercial selling rate reported by the Central Bank (PTAX) as of December 31, 2023.

b – Hedging against fixed interest rate in Reais. The purpose of this contract is to change fixed interest rate of debentures issued in Reais to floating interest rate. The table below presents our position in this category of swaps as of December 31, 2023.

	Maturity
IPCA	2024	2025 and thereafter
Notional amount (in millions of U.S. dollars)(1)	116.9	549.4
Notional amount (in millions of Reais)	566.1	2,660.0
Average receiving rate	IPCA + 4.55%	IPCA + 5.13%
Average payment rate	95.2% of the DI	104.5% of the DI

(1) Notional amount converted according to the commercial selling rate reported by the Central Bank (PTAX) as of December 31, 2023.

Maturity
Fixed interest	2024 and thereafter
Notional amount (in millions of U.S. dollars)(1)	127.2
Notional amount (in millions of Reais)	615.8
Average receiving rate	10.48%
Average payment rate	103.64% of the DI

(1) Notional amount converted according to the commercial selling rate reported by the Central Bank (PTAX) as of December 31, 2023.

c – Hedging against commodities exposure of operations. The purpose of these contracts is to reduce exposure to price oscillation regarding marketed products, including diesel (heating oil) and gasoline (RBOB). These price fluctuations may cause substantial alterations in sales revenues and costs. The table below presents our position in this category of NDF’s as of December 31, 2023:

Term	Maturity 2024
Notional amount of NDF´s (in millions of U.S. dollars)	142.9
Notional amount of NDF´s (in millions of Reais)(1)	691.9
Position	Sold
Contract	Heating oil / RBOB

(1) Notional amount converted according to the commercial selling rate reported by the Central Bank (PTAX) as of December 31, 2023.

Hedge accounting

The Company uses derivative and non-derivative financial instruments for hedging purposes and test, throughout the duration of the hedge, their effectiveness, as well as the changes in their fair value.

In 2023, the Company and its subsidiaries adopted IFRS 9 for hedge accounting and did not identify any impact on its financial statements. The Company and its subsidiaries discontinue hedge accounting when the hedging instrument is settled or if the hedged item ceases to exist or the hedge ceases to qualify for hedge accounting, due to the absence of an economic relationship between the hedged item and the hedging instrument. The voluntary removal of designation is not permitted.

For more information about our fair value hedge, cash flow hedge or net investment hedge, see Note 26 to our Consolidated Financial Statements.

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

Fees and expenses

The following table summarizes the fees and expenses payable by holders of ADSs:

Persons depositing or withdrawing shares must pay:	For
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

(i) Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

(ii) Cancellation of ADSs for the purpose of withdrawal, including if the Deposit Agreement terminates

$0.05 (or less) per ADSs (or portion thereof)	Any cash distribution
A fee equivalent to the fee that would be payable if securities distributed to investors had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities to holders of deposited securities which are distributed by the depositary to ADS holders
$0.05 (or less) per ADS (or portion thereof) per annum	Depositary services
Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when investors deposit or withdraw shares
Expenses of the depositary	(i) Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement) (ii) Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

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

Reimbursement of fees

The Bank of New York Mellon, as depositary, has agreed to reimburse us for expenses we incur that are related to the establishment and maintenance of the ADS facility including, but not limited to, investor relations expenses. The depositary has also agreed to pay its standard out-of-pocket maintenance expenses for providing services to registered DR holders, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, U.S. IRS tax reporting, mailing required tax forms, stationery, postage, facsimile, and telephone.

Reimbursement of fees incurred in 2023

From January 1, 2023 to December 31, 2023, Ultrapar received from the depositary US$601.3 thousand, related to continuing maintenance expenses of the ADS facility, including but not limited to, investor relations expenses.

PART II

ITEM 13.              DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.              MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

As approved by the Annual and Extraordinary General Shareholders’ Meeting held on April 13, 2022, the mandatory dividend to be paid to the shareholders was reduced to 25% of the adjusted net income. This reduction adjusted our Bylaws to article 202, paragraph 2, of the Brazilian Corporate Law, allowing a better cash allocation. The Company may, at its own discretion, pay more dividends to its shareholders.

ITEM 15.              CONTROLS AND PROCEDURES

(a)Disclosure Controls and Procedures

Under our management’s supervision and with their participation, including our Chief Executive Officer and Chief Financial and Investor Relations Officer, we performed an evaluation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2023. The Company’s disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is (a) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (b) accumulated and communicated to our management, including the Chief Executive Officer and the Chief Financial and Investor Relations Officer, to allow timely decisions regarding required disclosure. Based on this evaluation, our Chief Executive Officer and Chief Financial and Investor Relations Officer concluded that our disclosure controls and procedures were not effective as of December 31, 2023, due to the material weaknesses in our internal control over financial reporting described below.

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

In this context, our management, under oversight of our Board of Directors, has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023, based on the criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Based on such assessment and criteria, our management has identified a control deficiency that represents a material weakness in our internal control over financial reporting as of December 31, 2023. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.

The Company did not design and implement effective controls, including monitoring procedures, to prevent or detect unauthorized activities carried out by IT personnel with privileged access to certain IT applications. This deficiency relates to information and communication and could affect the source data and report logic of certain reports used to execute automated and manual controls, which depend on information generated by such IT applications.

Our management concluded that this deficiency represents a material weakness in our internal control over financial reporting as of December 31, 2023. We are not aware that the material weakness described above resulted in misstatements or impacts to the consolidated financial statements as of and for the year ended December 31, 2023. Considering, however, that IT deficiencies may have pervasive effects on overall operations, such deficiency creates a reasonable possibility that a material misstatement to the consolidated financial statements would not be prevented or detected on a timely basis, and we concluded that it represents a material weakness in the Company’s internal control over financial reporting and that our internal control over financial reporting was not effective as of December 31, 2023.

In accordance with guidance issued by the SEC, in certain situations, companies are permitted to exclude acquisitions from their first assessment of internal control over financial reporting for the first fiscal year in which the acquisition occurred. Our evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2023 did not include the internal controls over financial reporting of Serra Diesel and of NEOgás, as the Company completed the acquisitions of 60% of the outstanding share capital of Serra Diesel on September 1, 2023, and of 100% of the outstanding share capital of NEOgás on February 1, 2023. The combined net assets, total assets, net revenue from sales and services and net income of Serra Diesel and NEOgás, as reflected in their combined financial statements as of and for the year ended December 31, 2023, represented approximately 1.4%, 0.7%, 0.4% and 0.4% of our net assets, total assets, net revenue from sales and services and net income reflected in our consolidated financial statements as of and for the same period.

(c)Report of the independent registered public accounting firm on internal control over financial reporting

The Company’s independent registered public accounting firm, Deloitte Touche Tohmatsu Auditores Independentes Ltda., audited our internal control over financial reporting as of December 31, 2023 and their report, included herein, expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023. The report of the independent registered public accounting firm appears on page F-5 of this annual report on Form 20-F.

(d)Changes in internal control over financial reporting

Remediation of the material weaknesses identified as of December 31, 2022

Described below are the changes in internal controls over financial reporting that were carried out during 2023 to remediate the previously reported material weakness.

In response to the material weakness related to the reported inadequate design and implementation of effective management review controls for the accounting and presentation of complex transactions with respect to financial liabilities of customers and interest earned on escrow deposits that we identified as of December 31, 2022 and disclosed in our annual report on Form 20-F for that year, our management implemented a remediation plan in 2023, under which: (i) management review controls were improved and new controls were implemented for the accounting and presentation of complex and unusual transactions; and (ii) Company’s internal controls to identify, account for and formalize significant unusual transactions involving the application of complex accounting were improved through new procedures and monitoring.

As of December 31, 2023, management completed the implementation of these remediation activities, and the changes implemented in our internal controls were tested by our management as part of the assessment of our internal control over financial reporting. Accordingly, management has assessed that the successful completion of these activities has remediated the material weakness identified in respect of the year ended December 31, 2022 .

Remediation plan for the material weakness identified as of December 31, 2023

Described below are the planned changes in internal controls over financial reporting that we intend to implement in order to remediate the material weakness identified as of December 31, 2023.

Our management is actively involved in planning and implementing remedial actions to address the material weakness described in item b) above, which were initiated in 2023 and are expected to be completed by the next annual assessment of the Company’s internal control over financial reporting. These efforts include restructuring the Company's IT access governance, including by:

  Formalizing and disseminating within the Company an internal procedure that establishes the definition of privileged access over our IT systems.
  Carrying out a risk review and assessment to support the definition of the monitoring strategy for such privileged access.
  Timely monitoring and responding to the results of such review and assessment.
ITEM 16. [RESERVED]
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

On April 19, 2023, the Audit and Risks Committee appointed Mr. José Mauricio Pereira Coelho to act as financial expert as that term defined by the SEC in its final rules implementing Section 407 of the Sarbanes-Oxley Act of 2002. For a discussion of the role of our statutory Audit and Risks Committee, see “Item 6.C. Directors, senior management and employees—Board practices—Committees of the Board of Directors—Audit and Risks Committee.”

ITEM 16B. CODE OF ETHICS

In 2004, we established a Code of Ethics which covered (i) the Board of Directors; (ii) all Executive Officers (including the Chief Executive Officer and the Chief Financial and Investor Relations Officer); (iii) the Fiscal Council of Ultrapar; (iv) the Board of Directors and Executive Officers of its subsidiaries; and (v) remaining bodies with technical or advisory functions that are directly subordinated to the Board of Directors, the Executive Officers or the Fiscal Council of Ultrapar. Our Code of Ethics was amended on June 17, 2009, to (i) improve certain existing items of the code by including examples of acceptable or unacceptable behavior and clarifying the language to avoid misunderstanding of such items and (ii) improve access to the channel for reporting non-compliance with the code. On July 31, 2013, we amended our Code of Ethics in order to increase the number of permanent members of the Conduct Committee from three to four members. On September 17, 2014, the Code of Ethics was fully revised. On December 13, 2017, our Board of Directors approved a new Code of Ethics, which came into effect on March 1, 2018. The Code of Ethics was fully revised on December 8, 2021, and came into effect on March 17, 2022. On March 29, 2023, the Code of Ethics was revised to include the principles and values of the Company with immediate effects. For the complete amended Code of Ethics please see our 6-K filed with the SEC on March 29, 2023. The objective of this code is (i) to reduce the subjectivity of personal interpretations of ethical principles; (ii) to be a formal and institutional benchmark for the professional conduct of the employees, including the ethical handling of actual or apparent conflicts of interests, becoming a standard for the internal and external relationship of Ultrapar with its stakeholders, namely: shareholders, clients, employees, partners, suppliers, service providers, labor unions, competitors, society, government and the communities in which it operates; and (iii) to ensure that the daily concerns with efficiency, competitiveness and profitability do not override ethical behavior.

Also, in 2014, we approved the Corporate Policy on Anti-Corruption and the Relationship with the Public and Private Sector, applicable to shareholders, employees of the Company, third parties and business partners when representing or acting on behalf of the Company. On December 13, 2017, our Board of Directors approved a new Corporate Policy on Anti-Corruption and the Relationship with the Public and Private Sector, which came into effect on March 1, 2018. On December 8, 2021, our Board of Directors approved a fully revised Corporate Policy on Anti-Corruption and the Relationship with the Public and Private Sector, which came into effect on March 17, 2022. This policy consolidates the guidelines for corruption prevention to be adopted in the relationship with public officers to protect the integrity and transparency of our businesses. For our complete revised Corporate Policy on Anti-Corruption and the Relationship with the Public and Private Sector, please see our 6-K filed with the SEC on March 21, 2022.

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

Also in 2016, the Company approved the Conflict of Interests Policy, applicable to employees of the Company, third parties and business partners when representing or acting on behalf of the Company. This policy provides for standard behaviors and professional conduct of the employees, including the ethical handling of actual or apparent conflicts of interests. The Policy was revised in 2021, now called the Conflict of Interest and Related Party Transactions Corporate Policy. You can obtain a copy of our Code of Ethics and of all mentioned policies above, free of charge, at our Investor Relations website (ri.ultra.com.br), on “Governance” section, subsection “Bylaws, Codes and Policies.”

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

Our Consolidated Financial Statements for the years ended December 31, 2023 and December 31, 2022, were audited by the independent registered public accounting firm Deloitte Touche Tohmatsu Auditores Independentes Ltda.

The following table describes the total amount billed to us by Deloitte Touche Tohmatsu Auditores Independentes Ltda. for the services performed in 2023 and 2022, respectively:

	2023	2022
	(in thousands of Reais)
Audit fees	7,604.7	6,031.5
Audit related fees	1,702.6	348.1
Tax fees	125.6	119.2
All other fees	146.9	-
Total consolidated fees	9,579.8	6,498.7

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

“Tax fees” are fees related to tax compliance services over ECF (“Escrituração Contábil Fiscal” – Tax Accounting Escrituration for companies in Brazil).

“All other fees” are fees related to courses taught by Deloitte to Ultrapar, mainly related to the Sarbanes-Oxley Act.

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

We did not purchase any shares issued by the Company in 2023.

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

The rules for the Novo Mercado segment, in force as of January 2, 2018, require the companies to assure the independence of the members of the Board of Directors, based on their relationship with the Company, its direct or indirect controlling shareholder (if applicable), its directors and its executive officers, and subsidiaries, affiliates and joint-ventures. According to these requirements a Board member will not be considered independent if he/she (i) is the direct or indirect controlling shareholder of the Company; (ii) has his/her voting rights at the Board meetings bound to a shareholders’ agreement regarding matters related to the Company; (iii) is a spouse, partner or direct or collateral first/second-degree relative of the controlling shareholder or of any executive officer of the Company or the controlling shareholder; (iv) was an employee or executive officer of the Company or its controlling shareholder in the past three years.

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

Once such requirements are met, the General Shareholders’ Meeting shall then be entitled to decide whether a person nominated as member of the Board of Directors is independent and may base its decision (i) on a declaration submitted to the Board of Directors in which the nominee attests and justify his/her compliance with the independence requirements or (ii) on the opinion of the Board of Directors expressed in the management’s proposal to the General Shareholders’ Meeting that elects directors and officers regarding the candidate’s compliance or non-compliance with the independence criteria.

At the Annual and Extraordinary General Shareholders’ Meeting held on April 14, 2021, our Bylaws were amended to reflect the new independence requirements, and the election of the Board of Directors deliberated upon such General Shareholders’ Meeting contemplated said requirements and procedures.

As of the date of this annual report, our Board of Directors consists of nine members, eight of whom being non-executive members and seven being independent members, according to the Brazilian Novo Mercado Listing Rules. One of the non-independent Board members is the Chief Executive Officer of Ultrapar, as of the date of this annual report. The other non-independent Board member is related, directly or indirectly, to Ultra S.A. See “Item 6.C. Directors, senior management and employees—Board practices” and “Exhibit 1.1—Bylaws of Ultrapar, dated as of April 17, 2024.”

As of December 31, 2023, no member of the Board had any material relationship with the Company, either directly or as a partner or officer of an organization that has relationship with Ultrapar, except for their interest as shareholders of Ultrapar or Ultra S.A., when applicable, as mentioned above. The Brazilian Corporate Law, the Novo Mercado Listing rules and the CVM establish rules relating to the qualification of the members of our Board of Directors and our Executive Officers, including their compensation, duties, and responsibilities. We believe these rules provide adequate assurances that our directors are independent, according to the independence tests established by the NYSE.

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

Committees

NYSE rules require that U.S. domestic listed companies have a nominating/corporate governance committee and a compensation committee composed entirely of independent directors and governed by a written charter addressing the committee’s purpose and responsibilities. Under the Brazilian Corporate Law, we are not required to have a nominating committee, a corporate governance committee or a compensation committee. Notwithstanding, our Bylaws provides for a People and Sustainability Committee, an Investments Committee, and an Audit and Risks Committee as ancillary bodies of the Board of Directors. See “Item 6.C. Directors, senior management and employees—Board practices” and “Exhibit 1.1—Bylaws of Ultrapar, dated as of April 17, 2024.”

The members of our committees shall be elected by the Board of Directors for a term of office of two years, coincident with the term of office of the directors. They may be reappointed for successive terms, except for the members of the Audit and Risks Committee, who will exercise their positions for a maximum of 10 years. For more information, see “Item 6.C. Directors, senior management and employees—Board practices—Committees of the Board of Directors—People and Sustainability Committee” and “—Investments Committee.”

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

Fiscal Council

Under the Brazilian Corporate Law, the Fiscal Council is a separate corporate body independent of management and independent auditors and it may operate on a permanent or non-permanent basis. According to the Brazilian Corporate Law, a Fiscal Council acting on a non-permanent basis is required to be formed when requested by 10% of voting shareholders in an Annual General Shareholders’ Meeting. However, pursuant to the CVM Resolution 70/22, in the case of Ultrapar, holders of 2% of the voting capital are entitled to request the installation of the Fiscal Council. The elected members of the Fiscal Council will remain in place only until the following Annual General Shareholders’ Meeting, in which they may be reelected by our shareholders. The Fiscal Council must meet at least four times per year. Since its establishment, in July 2005, our Fiscal Council has been meeting on a regular basis, and in 2023, they held 9 meetings.

Additionally, individuals who are members of our Board of Directors or are Executive Officers, employees or spouses or relatives of any member of our management are not eligible to serve on the Fiscal Council. To be eligible to serve on our Fiscal Council, a person must be a resident of Brazil and either hold a university degree or have been a Company officer or Fiscal Council member of another Brazilian company for at least three years prior to the election to our Fiscal Council. A Fiscal Council, when installed, shall have the duties and obligations provided by the Brazilian Corporate Law, which includes, among others, the examination of the statements of financial position of the Company and other financial statements prepared by a company, at least every three months, and the examination of the company’s accounts and financial statements for the fiscal year and give an opinion on them.

Our Fiscal Council is composed of three effective members and an equal number of alternate members and operates on a non-permanent basis when installed by the General Shareholders’ Meeting. As of the date hereof, we have a Fiscal Council installed, which is composed of the following members: Flavio Cesar Maia Luz, Élcio Arsenio Mattioli and Marcelo Gonçalves Farinha. The current members were elected at the Annual and Extraordinary Shareholders’ Meeting held on April 17, 2024. For more information, see “Item 6. Directors, senior management and employees—Board practices—Fiscal Council” and “Exhibit 1.1—Bylaws of Ultrapar, dated as of April 17, 2024.”

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

Corporate governance guidelines

NYSE rules require that U.S. domestic listed companies adopt and disclose corporate governance guidelines. We have adopted corporate governance guidelines set out by our Board of Directors or required by the Brazilian Corporate Law, the CVM and B3 and which we believe are consistent with best practices, such as the 100% tag-along rights to all shareholders, the establishment and disclosure of the Code of Ethics, and the adoption of the Material Notice Disclosure Policy and Securities Trading Policy, which deals with the public disclosure of all relevant information and the trading of shares issued by Ultrapar as per the CVM Resolution 44/21, as amended, and the adoption of Corporate Policy on Anti-Corruption and the Relationship with the Public and Private Sector.

Since June 28, 2011, we have been listed on the Novo Mercado segment of B3, the highest governance level. According to the rules of Novo Mercado, 20% or at least two members of our Board of Directors, whichever is greater, must be independent while a minimum of 1/3 or two is required in our Bylaws.

Our Bylaws also (i) establish a mandatory tender offer for 100% of the Company’s shareholders in the event a shareholder, or a group of shareholders acting in concert, acquire or become holder of 20% of the Company’s shares, excluding treasury shares, and (ii) determines that we adopt an Investments, an Audit and Risks and a People and Sustainability Committee, as ancillary bodies of the Board of Directors. Our Bylaws do not establish any limitation on voting rights, special treatment to current shareholders, public tender offers for a price above that of the acquisition price of shares or any other poison pill provisions, thus assuring the effectiveness of a majority shareholders’ approval on all matters to be deliberated. See “Exhibit 1.1—Bylaws of Ultrapar, dated as of April 17, 2024.”

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

Code of business conduct and ethics

NYSE rules require that U.S. domestic listed companies adopt and disclose a code of business conduct and ethics for directors, officers, and employees. Despite the fact that the adoption and disclosure of a formal code is not required under the Brazilian Corporate Law, in 2004, we established our Code of Ethics, which was amended on September 17, 2014, on December 17, 2017, on December 8, 2021 and on March 29, 2023. For the complete amended Code of Ethics, please see our Form 6-K filed with the SEC on March 29, 2023. The main objectives of this Code are (i) to reduce the subjectivity of personal interpretations of ethical principles; and (ii) to be a formal and institutional benchmark for the professional conduct of our employees, including the ethical handling of actual or apparent conflicts of interests, becoming a standard for the internal and external relationship of the Company with its stakeholders. See “Item 16.B. — Code of Ethics.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTION THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

ITEM 16K. CYBERSECURITY

Risk management and strategy

Ultrapar has an Information Security Policy, which consolidates the guidelines adopted by the Company and its subsidiaries, its employees and third parties (including suppliers of products and/or services) to ensure information systems security, by defining roles and responsibilities within the governance structure adopted by Ultrapar. All employees and third-party service providers that have physical or digital access to business data and technology environments of Ultrapar, must (i) observe the provisions of the Information Security Policy and other information security management policies, rules and standards; (ii) classify the confidentiality level of any document produced or information shared in line with internal data classification standard criteria; (iii) submit expedient reports on information security incidents through its manager, IT service center or directly to the information security team; and (iv) participate in all information security training and awareness activities developed by the Company.

Ultrapar’s processes for assessing, identifying, and managing material risks from cybersecurity threats are the responsibility of our information security department, comprised of IT specialists who proactively search for vulnerabilities in our systems and monitor and act on threats and breaches identified.

We have implemented security measures to protect our databases and prevent cyberattacks, thereby reducing risks of exposure to data breaches and IT security incidents, and we have adopted various actions aiming to minimize potential technology disruptions, such as tools, controls and procedures in the management and monitoring of internal and perimeter security, periodic analysis of vulnerabilities, an information security and cybersecurity awareness program, contingency plans for critical processes, a secondary environment for physical disaster recovery and respective periodic tests, tools for continuous monitoring and correlation of events, a dedicated team responsible for maintaining and continuously improving the information security management system, incident response plans and other best practices and tools.

In recent years, we have been engaging with external advisors and consultants to conduct cybersecurity trainings, phishing and penetration tests, and evaluations on our information security systems, among other services related to our cybersecurity risk assessment programs. We also hired third-party SOC (Security Operations Center) and SIEM (Security Information and Event Management) tools to constantly monitor our systems, tracking incidents and potential vulnerabilities. Ultrapar is also ISO 27001 certified since 2022.

Furthermore, with the assistance of third-party specialized companies, Ultrapar has developed and employs several tools to support management in the event of any cybersecurity incident. These tools assist the Company in identifying its critical processes, systems and resources, whose correction should be prioritized in case of unavailability or failure, and in devising a formalized and organized incident response process, guiding all organizational levels to respond in a fast and reliable manner, should the Company experience any information security incident.

Previous cybersecurity incidents. On January 11, 2021, an unauthorized party disrupted access to our IT systems, which caused a temporary interruption to our operations and resulted in the theft of certain proprietary data. On January 14, 2021, we began restoring the systems that were affected by this incident and all critical information systems have been fully operational since February 2021. The event did not have any material and lasting impacts on the Company.

The Company had, at the time, a cyber insurance policy in place, which was triggered by the event. As of the date of this annual report, the Company does not carry insurance against cyber incidents. Therefore, similar cybersecurity incidents could have an adverse effect on our businesses, reputation, results of operations, cash flows or financial condition, or result in proceedings or actions against us, including the imposition of fines. For information on risks from cybersecurity threats, see “Item 3.D. Key information—Risk factors—Information technology failures, including those that affect the privacy and security of personal data, as a result of cyber-attacks or other causes, could adversely affect our businesses and the market price of our shares and ADSs.”

Governance

In addition to the overall governance structure applicable to all risks monitored by Ultrapar, there are two support committees focused on matters related to information systems security: the Information Security Steering Committee and the Information Security Management Committee. These committees hold regular meetings (quarterly in the case of the Steering Committee and every two months in the case of the Management Committee) and also meet up regularly with the Risks, Integrity and Audit Department to discuss if the risk exposure is adequate. The Information Security Management Committee reports to the Information Security Steering Committee.

The main roles and their respective responsibilities in maintaining and continuously improving security in the information technology systems of Ultrapar are described below:

•	IT Heads (of Ultrapar and its subsidiaries):
	-	Allocate IT-related investments;
	-	Implement information security awareness and training programs;
	-	Execute plans and investments to mitigate information security risks;
	-	Supervise the implementation of action plans and mitigate controls related to information security risks; and
	-	Ensure the effectiveness of the Information Security Policy by suggesting revisions and updates to the Information Security Steering Committee.

•

Information Security Management Committee (composed of Ultrapar’s IT Officer; Information Security Manager; and information security and information technology specialists at Ultrapar and its subsidiaries):

	-	Share knowledge, initiatives and plans relative to best practices, processes, technologies and solutions for assessing, identifying, and managing material risks from information security threats;
	-	Discuss, assess, verify and suggest information security management rules and standards, as applicable, and minimum information security registers and requirements in technology environments;
	-	Monitor the prevention, detection, mitigation, and remediation of information security incidents;
	-	Supervise and validate action plans and controls related to information security risks; and
	-	Update the Information Security Steering Committee on activities and recommendations discussed within the Information Security Management Committee.

•	Information Security Steering Committee (composed of Ultrapar’s Administrative and Controlling Officer; Risks, Integrity and Audit Officer; Legal Officer; and Information Security Manager):
	-	Review, approve and monitor applicable rules and standards for information security management, as well as information security training plans;
	-	Monitor and supervise implementation of the action plans and prevention, mitigation and other controls related to information security risks;
	-	Report to Ultrapar’s Board of Directors all events infringing the Information Security Policy; and
	-	Ensure the effectiveness of the Information Security Policy by suggesting revisions and updates to Ultrapar’s Executive Officers.
141

As of December 31, 2023, Ultrapar’s Information Security Steering Committee was composed of four members, whose relevant expertise for assessing and managing risks relating to cybersecurity are described below:

Ultrapar’s Administrative and Controlling Officer. Our Administrative and Controlling Officer joined Ultrapar in 1995 and, since then, has worked in different areas of the Company, including treasury, corporate planning, investor relations, and served as Officer in Ultragaz from 2008 to 2017, and in Ipiranga from 2017 to 2019, in which he was responsible for the finance, tax, compliance and IT departments. He graduated as an industrial engineer from the University of São Paulo and holds an MBA from Ross Business School at the University of Michigan and a bachelor degree from the law school of the University of São Paulo.

Ultrapar’s Risks, Integrity and Audit Officer. Our Risks, Integrity and Audit Officer joined Ultrapar in 2017 as the Compliance Manager and has been the Director of Risks, Integrity and Audit since 2021. She has served as Vale’s Compliance, Forensic and Audit Manager from 2015 to 2017 and Votorantim Cimentos’s Global Compliance Manager from 2014 to 2015. She graduated in law from the Pontifical Catholic University of São Paulo and has executive education in corporate governance and compliance from Insper.

Ultrapar’s Legal Officer. Our Legal Officer joined Ultrapar in 2023. She has served the legal department of BRMalls from 2011 to 2023, being its Legal Director from 2018 to 2023 and its Data Protection Officer from 2020 to 2023. She graduated in law from the Pontificial Catholic University of Rio de Janeiro, holds a master degree in corporate law and capital markets from Ibmec and has executive education on privacy and data protection from Insper.

Ultrapar’s Information Security Manager. Our Information Security Manager joined Ultrapar in 2009 as an IT analyst and has been the Information Security Manager since 2022, being responsible for the assessment, mitigation and correction of information security risks at the Company. He also has experience in IT Governance, Identity and Access Management (IAM), data protection management with respect to cybersecurity incidents, as well as extensive knowledge in network infrastructure, servers, user authentication, virtualization and storage. He graduated in information technology from the Paulista University and holds an MBA in cybersecurity forensics, ethical hacking and DevSecOps from the Paulista College of Informatics and Administration.

For more information about our overall risk management processes, strategy and governance, see “Item 4.B. Information on the Company—Business overview.”

PART III

ITEM 17.           FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this Item.

ITEM 18.           FINANCIAL STATEMENTS

We file the following Consolidated Financial Statements together with the reports of independent registered public accountants’ firms, as part of this annual report:

ITEM 19.              EXHIBITS

We are filing the following documents as part of this Annual Report Form 20-F:

1.1	Bylaws of Ultrapar, dated as of April 17, 2024 (incorporated by reference to Form 6-K furnished by Ultrapar Participações S.A. filed on April 17, 2024).
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

2.5

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

2.6

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

2.7

Amended and Restated Deposit Agreement dated as of March 2, 2018, among Ultrapar Participações S.A., the Bank of New York Mellon as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 1 to Form F-6/A of Ultrapar Participações S.A. filed on February 23, 2018).

2.8	Description of Securities Registered under Section 12 of the Exchange Act.
2.9	Shareholders’ Agreement dated August 18, 2020 (incorporated by reference to the report on Form 6-K furnished by Ultrapar Participações S.A. filed on August 24, 2020).
2.10

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

4.2

Share Purchase Agreement entered into by and between Ultrapar Participações S.A., Tereftálicos Indústria e Participações Ltda. and Indorama Ventures Spain Sociedad imitada, and, as consenting interveners, Oxiteno S.A. – Indústria e Comércio, Oxiteno USA, LLC, Oxiteno Mexico S.A., de C.V. and Oxiteno Uruguay S.A., and, as consenting interveners and guarantors, Indorama Ventures Public Company Limited and Indorama Ventures Polímeros S.A., dated August 15, 2021.

8.1	List of subsidiaries of Ultrapar (incorporated by reference to Note 1 to our Consolidated Financial Statements included in this annual report).

11.1	Code of Ethics, amended on March 29, 2023 (incorporated by reference to the report on Form 6-K furnished by Ultrapar Participações S.A. filed on March 29, 2023).
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.1	Corporate Clawback Policy, dated as of November 8, 2023
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Schema Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Schema Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

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

ULTRAPAR PARTICIPAÇÕES S.A.

By:	/S/ MARCOS MARINHO LUTZ
Name:	Marcos Marinho Lutz
Title:	Chief Executive Officer

Date: April 23, 2024	By:	/S/ RODRIGO DE ALMEIDA PIZZINATTO
	Name:	Rodrigo de Almeida Pizzinatto
	Title:	Chief Financial and Investor Relations Officer

145

.

ULTRA

FINANCIAL STATEMENTS

December 31, 2023

Ultrapar Participações S.A

Ipiranga

ultragaz

ultragaz ultracargo Ipiranga

F-1

Ultrapar Participações S.A. and Subsidiaries

F-2

Ultrapar Participações S.A.

Report of Independent Registered Public
Accounting Firm on Consolidated Financial
Statements for the Year Ended
December 31, 2023

Deloitte Touche Tohmatsu Auditores Independentes Ltda.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON CONSOLIDATED FINANCIAL STATEMENTS

To the shareholders and the Board of Directors of

Ultrapar Participações S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Ultrapar Participações S.A. and subsidiaries (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows, for the years ended December 31, 2023 and 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years ended December 31, 2023 and 2022, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 23, 2024, expressed an adverse opinion on the Company's internal control over financial reporting because of a material weakness.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Recoverability of tax credits (PIS and COFINS) — Refer to Note 7 (Recoverable Taxes) to the consolidated financial statement.

Critical Audit Matter Description

The Company carries tax credits related to PIS and COFINS (Federal Value Added Taxes) at R$ 2,761,262 as of December 31, 2023. These tax credits may be utilized to offset against other federal taxes or may be refunded by the Federal Revenue Service through requests if they are filed within the applicable regulatory period.

The recognition and measurement of PIS and COFINS credits for the Company’s subsidiary, Ipiranga Produtos de Petróleo S.A., require a high degree of judgment by Management, given the complexity underlying the interpretations of the applicable tax laws, as well as the uncertainties involving the expected realization of amounts and considerable efforts made by Management in preparing the calculations used to measure and to recognize those tax credits.

Such matter was considered a critical audit matter due to the significance of the amounts involved, the complexity and high degree of judgment involved in assessing and challenging Management’s assumptions and judgments regarding the recoverability of tax credits.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the recoverability of tax credits included the following, among others:

  We tested the design, implementation, and operating effectiveness of internal controls over:
–	The measurement of the tax credits.
–	The method, assumptions and data used in the projections to support the realization of the tax credits.
  We tested the realization of the tax credits, including:
–	Inquiring and challenging the executives from the businesses, treasury and controllership areas about the historical performance and the assumptions used to develop the projections.
–	Inspecting approvals of the strategic plan and projections by the Board of Directors.
–	Assessing and challenging the methods, assumptions and data used to develop the projections.
–	Performing a retrospective analysis, including the evaluation of the history of tax offsets and refunds, and assessing any contradictory and corroborative evidence.
  We assessed the accuracy and completeness of disclosures related to PIS and COFINS tax credits.

/s/ DELOITTE TOUCHE TOHMATSU

Auditores Independentes Ltda.

São Paulo, Brazil

April 23, 2024

We have served as the Company's auditor since 2022.

F-5

Ultrapar Participações S.A.

Report of Independent Registered Public

Accounting Firm on Internal Control Over

Financial Reporting as of December 31, 2023

Deloitte Touche Tohmatsu Auditores Independentes Ltda.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of

Ultrapar Participações S.A.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Ultrapar Participações S.A. and subsidiaries (the “Company”) as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, because of the effect of the material weakness identified below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2023, of the Company and our report dated April 23, 2024, expressed an unqualified opinion on those financial statements.

As described in Management´s Annual Report on Internal Control Over Financial Reporting, the Company’s Management excluded from its assessment the internal control over financial reporting at Serra Diesel Transportador Revendedor Retalhista Ltda (“Serra Diesel”)and NEOgás do Brasil Gás Natural Comprimido S.A (“NEOgás”), as the Company completed the acquisitions of 60% of the outstanding share capital of Serra Diesel on September 1, 2023, and of 100% of the outstanding share capital of NEOgás on February 1, 2023.The combined financial statements of Serra Diesel and NEOgás constitute approximately 1.4%, 0.7%, 0.4% and 0.4% of the Company´s consolidated net assets, total assets, net revenue from sales and services and net income, respectively, as reflected in the Company´s consolidated financial statements as of and for the year ended December 31, 2023.  Accordingly, our audit did not include internal control over financial reporting at Serra Diesel and NEOgás.

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

Material Weakness

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's assessment:

The Company did not design and implement effective controls, including monitoring procedures, to prevent or detect unauthorized activities carried out by IT personnel with privileged access to certain IT applications. This deficiency relates to information and communication and could affect the source data and report logic of certain reports used to execute automated and manual controls, which depend on information generated by such IT applications.

This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2023, of the Company, and this report does not affect our report on such financial statements.

/s/ DELOITTE TOUCHE TOHMATSU

Auditores Independentes Ltda.

São Paulo, Brazil

April 23, 2024

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of

Ultrapar Participações S.A.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of income, comprehensive income, changes in equity, and cash flows of Ultrapar Participações S.A. and its subsidiaries (the Company) for the year ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of operations of the Company and its cash flows for the year ended December 31, 2021, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

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

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

KPMG Auditores Independentes Ltda.

We served as the Company’s auditor from 2017 to 2021.

São Paulo, SP, Brazil

May 10, 2022

Ultrapar Participações S.A. and Subsidiaries

Consolidated statement of financial position
As of December 31, 2023 and 2022
(In thousands of Brazilian Reais)

	Note	12/31/2023	12/31/2022		Note	12/31/2023	12/31/2022
Assets				Liabilities
Current assets				Current liabilities
Cash and cash equivalents	4.a	5,925,688	5,621,769	Trade payables	16.a	4,682,671	4,710,952
Financial investments and derivative financial instruments	4.b	292,934	520,352	Trade payables - reverse factoring	16.b	1,039,366	2,666,894
Trade receivables	5.a	3,921,790	4,149,111	Loans, financing and derivative financial instruments	15	1,075,672	869,067
Reseller financing	5.b	504,862	559,825	Debentures	15	917,582	2,491,610
Trade receivables - sale of subsidiaries	5.c	924,364	184,754	Salaries and related charges	-	494,771	460,906
Inventories	6	4,291,431	4,906,083	Taxes payable	-	168,730	192,430
Recoverable taxes	7.a	1,462,269	1,610,312	Dividends payable	-	334,641	48,525
Recoverable income and social contribution taxes	7.b	171,051	96,134	Income and social contribution taxes payable	-	551,792	315,053
Dividends receivable	-	3,572	4,296	Post-employment benefits	17.b	23,612	21,809
Other receivables	-	263,806	174,153	Provision for decarbonization credit	14.b	741,982	272,969
Prepaid expenses	-	99,922	123,699	Provisions for tax, civil and labor risks	18.a	45,828	22,837
Contractual assets with customers - exclusivity rights	10	787,206	614,112	Leases payable	12.b	311,426	225,034
Total current assets		18,648,895	18,564,600	Financial liabilities of customers	-	157,615	154,405
				Other payables	-	683,970	313,761
				Total current liabilities		11,229,658	12,766,252
Non-current assets				Non-current liabilities
Financial investments and derivative financial instruments	4.b	951,941	442,841	Loans, financing and derivative financial instruments	15	5,585,372	4,845,393
Trade receivables	5.a	13,216	61,463	Debentures	15	4,189,391	3,544,291
Reseller financing	5.b	550,641	501,522	Related parties	8.a	3,118	3,492
Trade receivables - sale of subsidiaries	5.c	-	911,811	Deferred income and social contribution taxes	9.a	206	299
Related parties	8.a	31,892	-	Post-employment benefits	17.b	241,211	193,747
Deferred income and social contribution taxes	9.a	1,255,134	898,235	Provisions for tax, civil and labor risks	18.a; 18.c	1,258,302	1,017,335
Recoverable taxes	7.a	2,741,370	2,172,959	Leases payable	12.b	1,212,508	1,298,735
Recoverable income and social contribution taxes	7.b	225,354	403,383	Financial liabilities of customers	-	151,319	296,181
Escrow deposits	18.a	1,032,717	946,383	Subscription warrants - indemnification	19	87,299	42,776
Indemnification asset - business combination	18.c	124,927	126,558	Provision for unsecured liabilities of subsidiaries, joint ventures and associates	11	256	157
Other receivables and other assets	-	155,818	61,433	Other payables	‐	263,508	257,377
Prepaid expenses	-	73,387	74,813
Contractual assets with customers - exclusivity rights	10	1,475,302	1,591,479	Total non-current liabilities		12,992,490	11,499,783
Investments in subsidiaries, joint ventures and associates	11	318,356	111,384	Equity
Right-of-use assets, net	12	1,711,526	1,791,377	Share capital	20.a	6,621,752	5,171,752
Property, plant and equipment, net	13	6,387,581	5,862,413	Equity instrument granted	20.b	75,925	43,987
Intangible assets, net	14	2,553,917	1,918,349	Capital reserve	20.g	597,828	599,461
				Treasury shares	20.c	(470,510)	(479,674)
Total non-current assets		19,603,079	17,876,403	Revaluation reserve of subsidiaries	20.d	3,802	3,975
				Profit reserves	20.e	6,389,559	6,111,136
				Accumulated other comprehensive income	20.f	154,108	179,974
				Additional dividends to the minimum mandatory dividends	22.h	134,031	78,130
				Equity attributable to:
				Shareholders of Ultrapar	‐	13,506,495	11,708,741
				Non-controlling interests in subsidiaries	11	523,331	466,227
				Total equity		14,029,826	12,174,968
Total assets		38,251,974	36,441,003	Total liabilities and equity		38,251,974	36,441,003

The accompanying notes are an integral part of the consolidated financial statements.

Ultrapar Participações S.A. and Subsidiaries

Consolidated statement of income
For the years ended December 31, 2023, 2022 and 2021
(In thousands of Brazilian Reais, except earnings per thousand shares)

	Note	2023	2022	2021
Continuing operations
Net revenue from sales and services		126,048,701	143,634,708	109,732,842
Cost of products and services sold	21	(116,730,469)	(136,276,257)	(104,827,966)
Gross profit		9,318,232	7,358,451	4,904,876
Operating revenues (expenses)
Selling and marketing	21	(2,253,226)	(2,141,985)	(1,931,666)
General and administrative	21	(2,018,159)	(1,534,481)	(1,466,551)
Results from disposal of property, plant and equipment and intangible assets	22	121,935	169,289	184,189
Other operating income (expenses), net	21	(602,865)	(514,522)	96,166
Operating income before financial result and share of profit of subsidiaries, joint ventures and associates and income and social contribution taxes		4,565,917	3,336,752	1,787,014
Share of profit (loss) of joint ventures and associates	11	11,908	12,181	(17,634)
Income before financial result and income and social contribution taxes		4,577,825	3,348,933	1,769,380
Financial income	23	880,884	706,689	460,154
Financial expenses	23	(1,880,014)	(2,175,897)	(1,222,886)
Financial result, net	23	(999,130)	(1,469,208)	(762,732)
Income before income and social contribution taxes		3,578,695	1,879,725	1,006,648
Income and social contribution taxes
Current	9.b; 9.c	(1,396,317)	(637,973)	(430,280)
Deferred	9.b	335,375	296,459	242,246
		(1,060,942)	(341,514)	(188,034)
Net income from continuing operations		2,517,753	1,538,211	818,614
Discontinued operations	29	-	301,858	65,264
Net income for the year		2,517,753	1,840,069	883,878
Net income attributable to:
Shareholders of Ultrapar		2,439,795	1,800,839	850,463
Non-controlling interests in subsidiaries	11	77,958	39,230	33,415
Earnings per share from continuing operations (based on the weighted average number of shares outstanding) – R$
Basic	24	2.2272	1.3727	0.7200
Diluted	24	2.2081	1.3643	0.7158
Earnings per share from discontinued operations (based on the weighted average number of shares outstanding) – R$
Basic	24	‐	0.2764	0.0598
Diluted	24	‐	0.2747	0.0595
Total earnings per share (based on the weighted average number of shares outstanding) – R$
Basic	24	2.2272	1.6491	0.7799
Diluted	24	2.2081	1.6391	0.7753

The accompanying notes are an integral part of the consolidated financial statements.

Ultrapar Participações S.A. and Subsidiaries

Consolidated statement of comprehensive income
For the years ended December 31, 2023, 2022 and 2021
(In thousands of Brazilian Reais)

	Note	2023	2022	2021
Net income for the year		2,517,753	1,840,069	883,878
Items that will be subsequently reclassified to profit or loss:
Fair value adjustments of financial instruments of subsidiaries and joint ventures, net of income and social contribution taxes	20.f.1	(7,399)	602,480	7,274
Translation adjustments and hedge of net investments in foreign operations, net of income and social contribution taxes		‐	(304,645)	73,049
Items that will not be subsequently reclassified to profit or loss:
Actuarial gains (losses) of post-employment benefits, net of income and social contribution taxes	20.f.1	(32,971)	(165)	46,610
Total comprehensive income for the year		2,477,383	2,137,739	1,010,811
Total comprehensive income for the year attributable to shareholders of Ultrapar		2,413,929	2,098,306	966,364
Total comprehensive income for the year attributable to non-controlling interests in subsidiaries		63,454	39,433	44,447

The accompanying notes are an integral part of the consolidated financial statements.

Ultrapar Participações S.A. and Subsidiaries

Consolidated statement of changes in equity
For the years ended December 31, 2023, 2022 and 2021
(In thousands of Brazilian Reais, except dividends per share)

							Profit reserves					Equity attributable to:
	Note	Share capital	Equity instrument granted	Capital reserve	Treasury shares	Revaluation reserve of subsidiaries	Legal reserve	Investments statutory reserve	Accumulated other comprehensive income	Retained earnings	Additional dividends to the minimum mandatory dividends	Shareholders of Ultrapar	Non-controlling interests (ii)	Consolidated equity
Balance as of December 31, 2022		5,171,752	43,987	599,461	(479,674)	3,975	882,575	5,228,561	179,974	‐	78,130	11,708,741	466,227	12,174,968
Net income for the year		‐	‐	‐	‐	‐	‐	‐	‐	2,439,795	‐	2,439,795	77,958	2,517,753
Other comprehensive income		‐	‐	‐	‐	‐	‐	‐	(25,866)	‐	‐	(25,866)	(14,504)	(40,370)
Total comprehensive income for the year		‐	‐	‐	‐	‐	‐	‐	(25,866)	2,439,795	‐	2,413,929	63,454	2,477,383
Issuance of shares related to the subscription warrants - indemnification		‐	‐	560	‐	‐	‐	‐	‐	‐	‐	560	‐	560
Equity instrument granted	8.c;20.b	‐	31,938	(2,193)	9,164	‐	‐	‐	‐	‐	‐	38,909	‐	38,909
Realization of revaluation reserve of subsidiaries	‐	‐	‐	‐	‐	(173)	‐	‐	‐	60	‐	(113)	‐	(113)
Capital increase with reserves	20.a	1,450,000	‐	‐	‐	‐	(882,575)	(567,425)	‐	‐	‐	‐	‐	‐
Shareholder transaction - changes of ownership interest	‐	‐	‐	‐	‐	‐	‐	2	‐	‐	‐	2	‐	2
Loss due to change in ownership interest	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	(45)	(45)
Dividends prescribed	‐	‐	‐	‐	‐	‐	‐	‐	‐	2,048	‐	2,048	‐	2,048
Special reserve for mandatory dividend not distributed to non-controlling shareholders	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	(11,145)	(11,145)
Non-controlling interest in acquired subsidiary	29.d	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	24,303	24,303
Allocation of net income:
Legal reserve	20.h	‐	‐	‐	‐	‐	121,990	-	-	(121,990)	-	-	-	-
Investments statutory reserve	20.h	-	-	-	-	-	-	1,606,431	-	(1,606,431)	-	-	-	-
Additional minimum mandatory dividend (R$ 0.28 per share)	20.h	-	-	-	-	-	-	-	-	(305,653)	-	(305,653)	-	(305,653)
Additional dividends (R$ 0.12 per share)	20.h	-	-	-	-	-	-	-	-	(134,031)	134,031	-	-	-
Dividends attributable to non-controlling interests	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	(19,463)	(19,463)
Approval of additional dividends by the Ordinary General Shareholders’ Meeting	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	(78,130)	(78,130)	‐	(78,130)
Interim dividends (R$ 0.25 per share)	20.h	‐	‐	‐	‐	‐	‐	‐	‐	(273,798)	‐	(273,798)	‐	(273,798)
Balance as of December 31, 2023		6,621,752	75,925	597,828	(470,510)	3,802	121,990	6,267,569	154,108	-	134,031	13,506,495	523,331	14,029,826

Ultrapar Participações S.A. and Subsidiaries

Consolidated statements of changes in equity
For the years ended December 31, 2023, 2022 and 2021
(In thousands of Brazilian Reais, except dividends per share)

							Profit reserves					Equity attributable to:
	Note	Share capital	Equity instrument granted	Capital reserve	Treasury shares	Revaluation reserve of subsidiaries	Legal reserve	Investments statutory reserve	Accumulated other comprehensive income (i)	Retained earnings	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non-controlling interests (ii)	Consolidated equity
Balance as of December 31, 2021		5,171,752	34,043	596,481	(488,425)	4,154	792,533	4,073,876	(117,493)	‐	‐	10,066,921	402,319	10,469,240
Net income for the year		‐	‐	‐	‐	‐	‐	‐	‐	1,800,839	‐	1,800,839	39,230	1,840,069
Other comprehensive income		‐	‐	‐	‐	‐	‐	‐	297,467	‐	‐	297,467	203	297,670
Total comprehensive income for the year		‐	‐	‐	‐	‐	‐	‐	297,467	1,800,839	‐	2,098,306	39,433	2,137,739
Issuance of shares related to the subscription warrants - indemnification		‐	‐	941	‐	‐	‐	‐	‐	‐	‐	941	‐	941
Equity instrument granted	8.c; 20.b	‐	9,944	2,039	8,751	‐	‐	‐	‐	‐	‐	20,734	‐	20,734
Realization of revaluation reserve of subsidiaries		‐	‐	‐	‐	(179)	‐	‐	‐	179	‐	‐	‐	‐
Dividends prescribed		‐	‐	‐	‐	-	‐	‐	‐	2,948	‐	2,948	‐	2,948
Shareholder transaction - changes of ownership interest		‐	‐	‐	‐	‐	‐	(6)	‐	286	‐	280	(6,847)	(6,567)
Gain due to change in ownership interest		‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	(2,423)	(2,423)
Capital increase attributable to non-controlling interests		‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	35,182	35,182
Allocation of net income:
Legal reserve		‐	‐	‐	‐	‐	90,042	‐	‐	(90,042)	‐	‐	‐	‐
Investments statutory reserve		‐	‐	‐	‐	‐	‐	1,154,691	‐	(1,154,691)	‐	‐	‐	‐
Additional minimum mandatory dividend (R$ 0.03 per share)		‐	‐	‐	‐	‐	‐	‐	‐	(31,385)	‐	(31,385)	‐	(31,385)
Additional dividends (R$ 0.07 per share)		‐	‐	‐	‐	‐	‐	‐	‐	(78,130)	78,130	‐	‐	‐
Interest on capital (R$ 0.41 per share)		‐	‐	‐	‐	‐	‐	‐	‐	(450,004)	‐	(450,004)	‐	(450,004)
Dividends attributable to non-controlling interests		‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	(1,437)	(1,437)
Balance as of December 31, 2022		5,171,752	43,987	599,461	(479,674)	3,975	882,575	5,228,561	179,974	‐	78,130	11,708,741	466,227	12,174,968

Ultrapar Participações S.A. and Subsidiaries

Consolidated statements of changes in equity
For the years ended December 31, 2023, 2022 and 2021
(In thousands of Brazilian Reais, except dividends per share)

							Profit reserves						Equity attributable to:
	Note	Share capital	Equity instrument granted	Capital reserve	Treasury shares	Revaluation reserve of subsidiaries	Legal reserve	Investments statutory reserve	Accumulated other comprehensive income	Cumulative translation adjustments	Retained earnings	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non-controlling interests in subsidiaries (ii)	Consolidated equity
Balance as of December 31, 2020		5,171,752	22,404	594,049	(489,068)	4,337	750,010	3,658,265	(464,990)	231,596	‐	55,391	9,533,746	376,519	9,910,265
Net income for the year		‐	‐	‐	‐	‐	‐	‐	‐	‐	850,463	‐	850,463	33,415	883,878
Other comprehensive income		‐	‐	‐	‐	‐	‐	‐	42,852	73,049	‐	‐	115,901	11,032	126,933
Total comprehensive income for the year		‐	‐	‐	‐	‐	‐	‐	42,852	73,049	850,463	‐	966,364	44,447	1,010,811
Issuance of shares related to the subscription warrants – indemnification		‐	‐	1,819	‐	‐	‐	‐	‐	‐	‐	‐	1,819	‐	1,819
Equity instrument granted	9.c; 25.b	‐	11,639	613	643	‐	‐	‐	‐	‐	‐	‐	12,895	‐	12,895
Realization of revaluation reserve of subsidiaries		‐	‐	‐	‐	(183)	‐	‐	‐	‐	183	‐	‐	‐	‐
Dividends prescribed		‐	‐	‐	‐	‐	‐	‐	‐	‐	10,487	‐	10,487	1,329	11,816
Gains arising from payments of fixed dividends to preferred shares of subsidiaries		‐	‐	‐	‐	‐	‐	‐	‐	‐	971	‐	971	(971)	‐
Shareholder transaction – changes of investments		‐	‐	‐	‐	‐	‐	11,641	‐	‐	(11,641)	‐	‐	‐	‐
Dividends attributable to non-controlling interests		‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	(19,005)	(19,005)
Approval of additional dividends by the Ordinary General Meeting		‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	(55,391)	(55,391)	‐	(55,391)
Legal reserve	25.g	‐	‐	‐	‐	‐	42,523	‐	‐	‐	(42,523)	‐	‐	‐	‐
Investments statutory reserve	25.g	‐	‐	‐	‐	‐	‐	403,970	‐	‐	(403,970)	‐	‐	‐	‐
Proposed dividends (R$ 0.17 per share)	25.g	‐	‐	‐	‐	‐	‐	‐	‐	‐	(185,896)	‐	(185,896)	‐	(185,896)
Interim dividends (R$ 0.20 per share)	25.g	‐	‐	‐	‐	‐	‐	‐	‐	‐	(218,074)	‐	(218,074)	‐	(218,074)
Balance as of December 31, 2021		5,171,752	34,043	596,481	(488,425)	4,154	792,533	4,073,876	(422,138)	304,645	‐	‐	10,066,921	402,319	10,469,240

(i)	Considers cumulative translation adjustment from discontinued operations. The accumulated effects were reclassified to income as a result of the sale of Oxiteno.
(ii)	These amounts are substantially represented by non-controlling interests in Iconic. See note 11.

The accompanying notes are an integral part of the consolidated financial statements.

Ultrapar Participações S.A. and Subsidiaries
Consolidated statement of cash flows – indirect method
For the years ended December 31, 2023, 2022 and 2021
(In thousands of Brazilian Reais)
	Note	2023	2022	2021
Cash flows from operating activities
Net income from continuing operations		2,517,753	1,538,211	818,614
Adjustments to reconcile net income to cash provided by operating activities
Share of profit (loss) of joint ventures and associates	11	(11,908)	(12,181)	17,634
Amortization of contractual assets with customers - exclusivity rights	10	607,446	504,907	282,521
Amortization of right-of-use assets	12	305,900	288,419	260,716
Depreciation and amortization	13; 14	848,894	738,904	660,199
Interest and foreign exchange rate variations		1,349,953	1,625,987	1,133,882
Deferred income and social contribution taxes	9.b	(335,375)	(296,459)	(242,246)
Current income and social contribution taxes	9.b	1,396,321	637,973	430,280
Gain (loss) on disposal or write-off of property, plant and equipment, intangible assets and other assets	22	(192,744)	(322,190)	(184,189)
Reversal (loss) allowance for expected credit losses		(27,190)	(49,989)	(3,123)
Provision (reversal) for losses with inventories		(14,895)	26,356	(826)
Provision for post-employment benefits		(2,893)	1,939	(2,393)
Equity instrument granted		38,909	9,944	9,364
Provision for decarbonization - CBIO	21	740,298	638,542	161,281
Provisions for tax, civil and labor risks		192,975	61,039	93,328
Other provisions and adjustments		(201)	5,448	2,332
		7,413,243	5,396,850	3,437,374
(Increase) decrease in assets
Trade receivables and reseller financing	5	259,878	(779,239)	(956,779)
Inventories	6	645,301	(1,004,819)	(1,626,670)
Recoverable taxes	7	(1,201,440)	(2,056,104)	(826,133)
Dividends received from subsidiaries and joint ventures		12,041	146	1,005
Other assets		(87,797)	(224,379)	(19,392)
Increase (decrease) in liabilities
Trade payables and trade payables - reverse factoring	16	(1,700,496)	1,557,837	2,425,821
Salaries and related charges		30,965	130,586	63,066
Taxes payable		(25,027)	(9,442)	11,733
Other liabilities		218,523	677,016	(55,099)
Acquisition of CBIO	14	(778,885)	(635,130)	(176,837)
Payments of contractual assets with customers - exclusivity rights	10	(597,798)	(710,908)	(420,261)
Payments of contingencies		(70,128)	(84,939)	(24,351)
Income and social contribution taxes paid		(268,558)	(283,331)	(230,036)
Net cash provided by operating activities from continuing operations		3,849,822	1,974,144	1,603,441
Net cash provided by operating activities from discontinued operations		‐	30,550	982,519
Net cash provided by operating activities		3,849,822	2,004,694	2,585,960
Cash flows from investing activities
Financial investments, net of redemptions	4.b	73,973	1,567,962	1,863,053
Acquisition of property, plant and equipment	13	(1,012,639)	(929,236)	(1,028,419)
Acquisition of intangible assets	14	(274,691)	(277,600)	(237,488)
Receipt of intercompany loan owed by Oxiteno S.A. to Ultrapar International	29.b	‐	3,980,699	‐
Cash provided by disposal of investments and property, plant and equipment		512,827	2,839,676	322,494
Capital increase in subsidiaries, associates and joint ventures	11	-	(28,000)	(25,700)
Capital decrease in subsidiaries, associates, and joint ventures	11	3,100	-	1,500
Net cash consumed by subsidiaries acquisition		(265,479)	(5,985)	-
Transactions with discontinued operations		-	987,895	-
Investment purchase and sale transactions and other assets		(38,143)	-
Initial direct costs of right-of-use assets		(20,503)	(12,120)	(14,905)
Receipt from related parties		-	-	2,334
Net cash provided (consumed) by investing activities from continuing operations		(1,021,555)	8,123,291	882,869
Net cash consumed by investing activities from discontinued operations		‐	(220,190)	(158,733)
Net cash provided (consumed) by investing activities		(1,021,555)	7,903,101	724,136
F-16

Ultrapar Participações S.A. and Subsidiaries

Consolidated statement of cash flows – indirect method
For the years ended December 31, 2023, 2022 and 2021
(In thousands of Brazilian Reais)

	Note	2023	2022	2021
Cash flows from financing activities
Loans, financing and debentures
Proceeds	15	2,903,031	1,519,580	1,383,611
Repayments	15	(3,149,525)	(5,848,611)	(2,426,222)
Interest and derivatives paid		(1,267,447)	(1,398,229)	(733,791)
Payments of lease
Principal	12.b	(213,527)	(351,011)	(304,975)
Interest paid	12.b	(145,586)	(6,868)	(15,267)
Dividends paid		(400,025)	(638,280)	(705,753)
Proceeds from financial liabilities of customers		7,812	162,895	-
Payments of financial liabilities of customers		(197,891)	(173,948)	-
Capital increase made by non-controlling interests and redemption of shares		‐	21,682	-
Related parties		(31,238)	(18,926)	(177)
Net cash consumed by financing activities from continuing operations		(2,494,396)	(6,731,716)	(2,802,574)
Net cash consumed by financing activities from discontinued operations		‐	(179,025)	(552,967)
Net cash consumed by financing activities		(2,494,396)	(6,910,741)	(3,355,541)
Effect of exchange rate changes on cash and cash equivalents in foreign currency - continuing operations		(29,952)	(24,024)	(4,547)
Effect of exchange rate changes on cash and cash equivalents in foreign currency - discontinued operations		‐	(19,316)	56,553
Increase in cash and cash equivalents - continuing operations		303,919	3,341,695	6,561
Decrease in cash and cash equivalents - discontinued operations		‐	(387,981)	-
Cash and cash equivalents at the beginning of the year - continuing operations	4.a	5,621,769	2,280,074	2,661,494
Cash and cash equivalents at the beginning of the year - discontinued operations		‐	387,981	-
Cash and cash equivalents at the end of the year- continuing operations	4.a	5,925,688	5,621,769	2,280,074
Cash and cash equivalents at the end of the year - discontinued operations		‐	‐	387,981
Non-cash transactions:
Contingent consideration – acquisition of subsidiaries		-	89,640	-
Addition on right-of-use assets and leases payable		257,201	482,439	227,977
Movement without cash effect of escrow deposits and provisions for tax, civil and labor risks		-	41,888	-
Addition on contractual assets with customers - exclusivity rights		66,565	63,061	269,725
Capital increase performed by non-controlling interests		‐	13,519	-
Reversal fund - private pension		-	3,107	2,656
Transfer between trade receivables and property, plant and equipment		25,646	-	-
Issuance of shares related to the subscription warrants - indemnification - Extrafarma acquisition		411	942	1,819
Acquisition of property, plant and equipment and intangible assets without cash effect		104,177	-	-

The accompanying notes are an integral part of the consolidated financial statements.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
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

The Company engages in the investment of its own capital in services, commercial and industrial activities, through the subscription or acquisition of shares of other companies. Through its subsidiaries, it operates on liquefied petroleum gas – LPG distribution (“Ultragaz”), fuel distribution and related businesses (“Ipiranga” or “IPP”) and storage services for liquid bulk (“Ultracargo”). The information on segments is disclosed in Note 25.a.

These financial statements were authorized for issuance by the Management on April 23, 2024.

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

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

a.2. Interest in subsidiaries

The consolidated financial statements include the following direct and indirect subsidiaries:

			% interest in the share capital
			12/31/2023		12/31/2022		12/31/2021
			Control		Control		Control
	Location	Segment	Direct	Indirect	Direct	Indirect	Direct	Indirect
Ipiranga Produtos de Petróleo S.A.	Brazil	Ipiranga	100	-	100	-	100	-
am/pm Comestíveis Ltda.	Brazil	Ipiranga	-	100	-	100	-	100
Icorban - Correspondente Bancário Ltda.	Brazil	Ipiranga	-	100	-	100	-	100
Ipiranga Trading Limited	British Virgin Islands	Ipiranga	-	100	-	100	-	100
Tropical Transportes Ipiranga Ltda.	Brazil	Ipiranga	-	100	-	100	-	100
Ipiranga Imobiliária Ltda.	Brazil	Ipiranga	-	100	-	100	-	100
Ipiranga Logística Ltda.	Brazil	Ipiranga	-	100	-	100	-	100
Oil Trading Importadora e Exportadora Ltda.	Brazil	Ipiranga	-	100	-	100	-	100
Iconic Lubrificantes S.A.	Brazil	Ipiranga	-	56	-	56	-	56
Integra Frotas Ltda.	Brazil	Ipiranga	-	100	-	100	-	100
Irupé Biocombustíveis Ltda.(13)	Brazil	Ipiranga	-	100	-	-	-	-
Imaven Imóveis Ltda. (10)	Brazil	Others	-	-	-	100	-	100
Imifarma Produtos Farmacêuticos e Cosméticos S.A. (15)	Brazil	Extrafarma	-	-	-	-	-	100
Ultragaz Participações Ltda.	Brazil	Ultragaz	100	-	100	-	-	-
Ultragaz Energia Ltda. and subsidiaries (4)	Brazil	Ultragaz	-	100	-	100	-	100
Companhia Ultragaz S.A. (3)	Brazil	Ultragaz	-	99	-	99	-	99
Nova Paraná Distribuidora de Gás Ltda. (1)	Brazil	Ultragaz	-	100	-	100	-	100
Utingás Armazenadora S.A.	Brazil	Ultragaz	-	57	-	57	-	57
Bahiana Distribuidora de Gás Ltda.	Brazil	Ultragaz	-	100	-	100	-	100
LPG International Inc. (14)	Cayman Islands	Ultragaz	-	-	-	100	-	100
NEOgás do Brasil Gas Natural Comprimido S.A.(5)	Brazil	Ultragaz	-	100	-	-	-	-
UVC Investimentos Ltda	Brazil	Others	100	-	100	-	-	99
Centro de Conveniências Millennium Ltda. and subsidiaries(12)	Brazil	Others	-	-	100	-	100	-
Ultracargo - Operações Logísticas e Participações Ltda.	Brazil	Ultracargo	100	-	100	-	100	-
Ultracargo Logística S.A.	Brazil	Ultracargo	-	99	-	99	-	99
TEAS – Terminal Exportador de Álcool de Santos Ltda. (8)	Brazil	Ultracargo	-	-	-	100	-	100
Ultracargo Soluções Logísticas S.A. (2)	Brazil	Ultracargo	-	100	-	100	-	100
Ultrapar International S.A.	Luxembourg	Others	100	-	100	-	100	-
SERMA - Ass. dos usuários equip. proc. de dados	Brazil	Others	-	-	-	100	-	100
UVC - Fundo de investimento em participações multiestratégia investimento no exterior	Brazil	Others	100	-	100	-	100	-
Imaven Imóveis Ltda. (10)	Brazil	Others	100	-	-	-
Eaí Clube Automobilista S.A.	Brazil	Others	100	-	100	-	100	-
Abastece Aí Participações S.A. (9)	Brazil	Others	-	100	-	-	-	-
Abastece Aí Clube Automobilista Instituição de Pagamento Ltda(7)	Brazil	Others	-	100	-	-	-	-
Ultrapar Mobilidade Ltda. (6)	Brazil	Others	100	-	-	-	-	-
Serra Diesel Transportador Revendedor Retalhista Ltda.(11)	Brazil	Others	-	60	-	-	-	-
Centro de Conveniências Millennium Ltda. and subsidiaries (12)	Brazil	Others	-	100	-	-	-	-
Oxiteno S.A. Indústria e Comércio (16)	Brazil	Oxiteno	-	-	-	-	100	-
Oxiteno Argentina Sociedad de Responsabilidad Ltda.	Argentina	Oxiteno	-	-	-	-	-	100
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Brazil	Oxiteno	-	-	-	-	-	100
Oxiteno Uruguay S.A.	Uruguay	Oxiteno	-	-	-	-	-	100
Oxiteno México S.A. de C.V.	Mexico	Oxiteno	-	-	-	-	-	100
Oxiteno Servicios Corporativos S.A. de C.V.	Mexico	Oxiteno	-	-	-	-	-	100
Oxiteno Servicios Industriales S.A. de C.V.	Mexico	Oxiteno	-	-	-	-	-	100
Oxiteno USA LLC	United States	Oxiteno	-	-	-	-	-	100
Global Petroleum Products Trading Corp. (17)	British Virgin Islands	Oxiteno	-	-	-	-	-	100
Oxiteno Europe SPRL	Belgium	Oxiteno	-	-	-	-	-	100
Oxiteno Colombia S.A.S.	Colombia	Oxiteno	-	-	-	-	-	100
Oxiteno Shanghai LTD.	China	Oxiteno	-	-	-	-	-	100
Empresa Carioca de Produtos Químicos S.A.	Brazil	Oxiteno	-	-	-	-	-	100

The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

(1)	Non-operating company in closing phase.
(2)	On June 16, 2023, the name of subsidiary Ultracargo Vila do Conde Logística Portuária S.A. was changed to Ultracargo Soluções Logísticas S.A.
(3)	On August 1, 2022, the subsidiary Companhia Ultragaz S.A. (“Ultragaz”) became directly controlled by Ultrapar. In November 2022, Ultragaz became an investee of Ultragaz Participações Ltda.
(4)	On November 18, 2022, the name of subsidiary Ultragaz Comercial Ltda. was changed to Ultragaz Energia Ltda.
(5)	On November 21, 2022, Ultrapar through its subsidiary Companhia Ultragaz S.A., signed an agreement for the acquisition of all shares of NEOgás do Brasil Gás Natural Comprimido S.A. The closing of the acquisition occurred on February 1, 2023.
(6)	Company established on February 28, 2023, with the purpose of holding interests in other companies. On October 2, 2023, the name of subsidiary Ultrapar Empreendimentos Ltda. was changed to Ultrapar Mobilidade Ltda.
(7)	On April 13, 2023, the company was acquired by Eaí Clube Automobilista S.A. The acquisition was made at book value.
(8)	On April 27, 2023, the Company was merged into Ultracargo Logística S.A.
(9)	Company established on June 1, 2023 with the purpose of holding interests in other companies.
(10)	On April 28, 2023, Imaven Imóveis Ltda. (“Imaven”), performed a partial spin-off of its assets, and the spin-off part was merged into the equity of the subsidiary Ipiranga Produtos de Petróleo S.A. On May 1, Imaven became directly controlled by Ultrapar. The entire transaction was carried out under common control.
(11)	On May 21, 2023, the Company, through its subsidiary Ultrapar Empreendimentos Ltda., signed an agreement for the acquisition of a 60% interest in Serra Diesel Transportador Revendedor Retalhista Ltda. The closing of the transaction occurred on September 1, 2023.
(12)	On October 2, 2023, Centro de Conveniências Millennium Ltda. and subsidiaries became directly controlled by Ultrapar Mobilidade Ltda.
(13)	Company established on October 2, 2023, engaged in the production, sale, import and export of biofuels, fertilizers and other agricultural inputs.
(14)	On June 30, 2023, the Company was dissolved.
(15)	On May 18, 2021, the Company announced the signing of an agreement for the sale of all shares of Extrafarma to Pague Menos. As of December 31, 2021, the Company reclassified the subsidiary’s balances to “assets and liabilities held for sale”, being the transaction closed on August 1, 2022 after the fulfillment of all conditions precedent. For further details, see note 29.
(16)	On August 16, 2021, the Company announced the signing of an agreement for the sale of its interest in Oxiteno S.A. to Indorama. As of December 31, 2021, the Company reclassified the subsidiary’s balances to “assets and liabilities held for sale”. On April 1, 2022, the transaction was consummated. For further details, see note 29.
(17)	On January 27, 2022, the subsidiary Global Petroleum Products Trading Corp (“GPPT”) was dissolved.

The main events occurred in the year are presented on Note 28.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

2 Basis of preparation and presentation of the consolidated financial statements

The consolidated financial statements (“financial statements”) have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

All relevant specific information of the financial statements, and only this information, was presented and corresponds to that used by the Company’s and its subsidiaries’ Management.

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

The Company and its subsidiaries applied the material accounting policies described below in a consistent manner for all years presented in these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
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

The Company and its subsidiaries recognize revenue under the 5-step model, in accordance with IFRS 15: (1) identification of contracts with customers; (2) identification of the performance obligations; (3) determination of the transaction price; (4) allocation of the transaction price to performance obligations under the contracts, and (5) revenue recognition when (or as) the performance obligation is satisfied and the control of the goods and services is transferred to the customer.

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

At Ipiranga, the revenue from sales of fuels and lubricants is recognized when the products are delivered to gas stations and to large consumers. Deferred revenue from loyalty program is recognized in the statement of income when the points are redeemed, on which occasion the costs incurred are also recognized in profit or loss, or when points expire. Amortization of contractual assets with customers for the exclusive rights in Ipiranga’s reseller service stations and the bonuses paid in performance obligation sales are recognized in the statement of income as a deduction of the revenue from sale, according to the conditions established in the agreements which is reviewed as per the changes occurred in the agreements (see Notes 2.f and 10). At Ultragaz, the revenue from sales of LPG is recognized when the products are delivered to customers at home, to independent dealers and to industrial and commercial customers. At Ultracargo, the revenue from storage services provided is recognized as services are rendered or according to contractual terms. The breakdowns of revenues from sales and services are shown in Note 25.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

b. Cash and cash equivalents

Includes cash, bank deposits, and short-term up to 90 days of maturity, highly liquid investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value. Cash equivalents are held for the purpose of meeting short-term cash commitment rather than for investment or other purposes. For an investment to qualify as a cash equivalent it must be readily convertible to a known amount of cash and be subject to an insignificant risk of changes in value. Therefore, an investment normally qualifies as a cash equivalent only when it has a short maturity of, say, three months or less from the date of acquisition. For further information on cash and cash equivalents of the Company and its subsidiaries, see Note 4.a.

c. Financial assets

The Company and its subsidiaries evaluated the classification and measurement of financial assets based on its business model of financial assets as follows:

  Amortized cost: financial assets held in order to collect contractual cash flows, solely principal and interest. The interest earned and the foreign currency exchange variation are recognized in profit or loss and balances are stated at amortized cost using the effective interest rate method. The financial investments in Bank Certificates of Deposit (“CDB”) and repurchase agreements are classified as measured at amortized cost.
  Measured at fair value through other comprehensive income: financial assets that are acquired or originated for the purpose of collecting contractual cash flows or selling financial assets. The balances are stated at fair value, and the interest earned and the foreign currency exchange variation are recognized in profit or loss. Differences between fair value and initial amount of financial investments plus the interest earned and the exchange variation are recognized in equity under “Accumulated other comprehensive income”. Accumulated gains and losses recognized in equity are reclassified to profit or loss at the time of their settlement.
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
F-23

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
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
  Hedge accounting – cash flow hedge: financial instruments used to hedge the exposure to variability in cash flows that is attributable to a risk associated with an asset or liability or highly probable transaction or firm commitment that may affect the statement of income. The portion of the gain or loss on the hedging instrument that is determined to be effective relating to the exchange rate effect is recognized directly in equity under “Accumulated other comprehensive income”, while the ineffective portion is recognized in the statement of income. Gains or losses on the hedging instrument relating to the effective portion of this hedge that had been recognized directly in accumulated other comprehensive income is recognized in profit or loss in the period in which the hedged item is recognized in profit or loss or as initial cost of non-financial assets, in the same line item of the statement that the hedged item is recognized. The hedge accounting shall be discontinued when (i) the hedging relationship is canceled; (ii) the hedging instrument expires; and (iii) the hedging instrument no longer qualifies for hedge accounting. When hedge accounting is discontinued, gains and losses recognized in equity in other comprehensive income are reclassified to the statement of income in the period which the hedged item is recognized in profit or loss. If the transaction hedged is canceled or is not expected to occur, the cumulative gains and losses in equity in other comprehensive income shall be recognized immediately in profit or loss.
  Hedge accounting – hedge of net investments in foreign operations: financial instruments used to hedge exposure on net investments in foreign subsidiaries due to the fact that the local functional currency is different from the functional currency of the Company. The portion of the gain or loss on the hedging instrument that is determined to be effective, referring to the exchange rate effect, is recognized directly in equity under “Accumulated other comprehensive income”, while the ineffective portion and the operating costs are recognized in the statement of income. The gain or loss on the hedging instrument that has been recognized directly in accumulated other comprehensive income shall be recognized in the statement of income when the disposal of the foreign subsidiary occurs.

For further information on financial instruments, see Note 26.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

d. Trade receivables and reseller financing

Trade receivables are recognized at the amount invoiced to the counterparty that the Company subsidiaries are entitled (see Notes 5.a and 26.d.3). The loss allowance for expected credit losses considers the expected losses for the next 12 months, which includes the deterioration or improvement of the customers’ credit quality, considering the customers’ characteristics in each business segment. The amount of the expected credit losses is deemed by Management to be sufficient to cover any loss on realization of trade receivables.

Reseller financing is provided at subsidized rates for renovation and upgrading of service stations, purchase of products and development of the automotive fuels and lubricants distribution market (see Note 5.b). The terms of reseller financing range between 12 and 60 months, with an average term of 40 months. The maximum subsidized rates are 1% p.m. (See Note 26.d.3). These financing are remeasured at a market rate for working capital loans and the remeasurement adjustment between the market rate and the subsidized rate is recognized as a reduction to the reseller’s revenue at the beginning of the contract. Throughout the contract, the interest appropriated by the market rate is recognized in the financial result.

e. Inventories

Inventories are stated at the lower of acquisition cost or net realizable value (see Note 6). The cost value of inventory is measured using the weighted average cost and includes the costs of acquisition and processing directly and indirectly related to the units produced based on the normal capacity of production. Estimates of net realizable value are based on the average selling prices at the end of the reporting period, net of applicable direct selling expenses. Subsequent events related to the fluctuation of prices and costs are also considered in these estimates, if relevant. If net realizable values are below inventory costs, a provision corresponding to this difference is recognized. Provisions are also made for obsolescence of products, materials, or supplies that (i) do not meet its subsidiaries’ specifications, (ii) have exceeded their expiration date, or (iii) are considered slow-moving inventory. This classification is made by management with the support of the industrial and operations team.

f. Contractual assets with customers - exclusive rights

Exclusive rights disbursements as provided in Ipiranga’s agreements with reseller service stations and major consumers are recognized as contractual assets with customers when paid and amortized according to the conditions established in the agreements (see Note 10).

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

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

A line of business or subsidiary is classified as discontinued operation when the sale of a component of the company that represents an important separate line of business or when the operation meets the criteria to be classified as held for sale, if occurs before, being its results and cash flows presented separately based on the classification of the respective assets and liabilities as held for sale.

Assets and liabilities held for sale and discontinued operations are measured at the lower of the book value and fair value, net of selling expenses, and presented separately in the statement of financial position.

h. Investments

Investments in associates and joint ventures are accounted for under the equity method of accounting in the financial statements (see Note 11). An associate is an investment in which an investor has significant influence, that is, has the power to participate in the financial and operating decisions of the investee but does not exercise control. A joint venture is an investment in which the shareholders have the right to net assets on behalf of a joint control. Joint control is the agreement which establishes that decisions about the relevant activities of the investee require the consent from the parties that share control.

Other investments are stated at acquisition cost less provision for losses, unless the loss is considered temporary.

i. Right-of-use assets and leases payable

The Company and its subsidiaries recognized in the statement of financial position right-of-use assets and the respective lease liabilities initially measured at the present value of future lease payments, discounted by the incremental loan rate of the Company, considering the related contract costs (see Note 12). The amortization expenses of right-of-use assets is recognized in the statement of income over the lease contract term. When the right-of-use asset is used in the construction of the property, plant, and equipment (“PP&E”), its amortization is capitalized until the asset under construction is completed. The liability is increased for interest and decreased by lease payments made. The interest is recognized in the statement of income using the effective interest rate method. The remeasurement of assets and liabilities based on the contractual index is recognized in the statement of financial position, not having an effect in the statement of income. In case of cancellation of the contract, the assets and respective liabilities are written off to the statement of income, considering, if it is the case, any penalties provided in contractual clauses. The Company and its subsidiaries have no intention of purchasing the underlying asset. The Company and its subsidiaries periodically review the existence of an indication that the right-of-use assets may be impaired (see Note 2.u).

Right-of-use assets include amounts related to area port leases grants.

The Company and its subsidiaries apply the recognition exemptions to short-term leases of twelve months or less and lease contracts of low-value assets, which do not have purchase option at the end of the contract. In these cases, the recognition of the lease expense in the statement of income is on a straight-line basis.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

j. Property, plant and equipment

PP&E is recognized at acquisition or construction cost, including capitalization of right-of-use assets amortization and financial charges incurred on PP&E under construction, as well as qualifying maintenance costs resulting from scheduled plant outages and estimated costs to remove, to decommission, or to restore assets, less accumulated depreciation and, when applicable, less provision for impairment (see Note 13).

Depreciation is calculated using the straight-line method, over the periods mentioned in Note 13, taking into consideration the estimated useful lives of the assets, which are reviewed annually.

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

Other intangible assets acquired from third parties, such as software, technology, and commercial property rights, are measured at the total acquisition cost and amortized using the straight-line method, over the periods mentioned in Note 14, taking into account their useful lives, which are reviewed annually.

The decarbonization credits (“CBIOS”) acquired are recorded at historical cost in intangible assets, being prescribed according to decree in the year to fulfill the individual target set by the National Agency of Petroleum, Natural Gas and Biofuels (“ANP”) and are not amortized. These assets are used to settle the annual decarbonization obligation adopted by Brazilian National Biofuels Policy (“RenovaBio”), implemented by Law No. 13,576/2017, with additional regulations established by Decree No. 9,888/2019 and Ordinance No. 419 of November 20, 2019 issued by the Brazilian Ministry of Mines and Energy. The obligation is recorded under a specific line on statements of financial position and is measured according to the target established by the ANP, through the average acquisition cost of credits acquired and the fair value of traded credits on B3 on the closing date to the credits to be acquired (see Note 14.b).

The Company and its subsidiaries have not recognized intangible assets that were generated internally. The Company and its subsidiaries have goodwill and brands acquired in business combinations, which are evaluated as intangible assets with indefinite useful life (see Note 14.a).

l. Recognition of tax credits

The accounting policy applied by the Company considers relevant estimates and judgments for the tax credits recognition and for estimating its recovery. The tax credits are recorded only when management has elements that ensure (i) that the credit is a legal right; (ii) the amount could be estimated with sufficient reliability to enable it to be compensated or refunded; and (iii) the amounts is recoverable through either offsetting with other tax credits or a tax refund. In cases where the recovery of the asset is not probable, or the amount cannot be reliably measured, the amounts are not recognized, or a provision is recorded.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

m. Financial liabilities

The financial liabilities include trade payables, trade payables - reverse factoring, other payables, financing, loans, debentures, leases payable and derivative financial instruments used as hedging instruments. Financial liabilities are classified as “financial liabilities at fair value through profit or loss” or “financial liabilities at amortized cost”. The financial liabilities at fair value through profit or loss refer to derivative financial instruments and financial liabilities designated as hedged items in a fair value hedge relationship upon initial recognition (see Note 2.c – Fair Value Hedge). The financial liabilities at amortized cost are stated at the initial transaction amount plus accrued interest and net of amortization and transaction costs. Interest expense is recognized in the consolidated statement of income using the effective interest rate method.

Transaction costs incurred and directly attributable to the activities necessary for contracting loans or for issuing bonds, as well as premiums and discounts upon issuance of debentures and other debt, are allocated to the instrument and amortized in the statement of income taking into account its term, using the effective interest rate method (see Note 15.b).

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

A provision is recognized for those matters for which the tax determination is uncertain, but it is considered probable that there will be a future outflow of funds to a tax authority. The provisions are measured at the best estimate of the amount expected to become payable. The assessment is based on the judgement of tax professionals within the Company supported by previous experience in respect of such activities and in certain cases based on specialist independent tax advice.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. In addition, a deferred tax liability is not recognized if the temporary difference arises from the initial recognition of goodwill. The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

For purposes of disclosure deferred tax assets were offset against the deferred tax liabilities, in the same taxable entity and the same tax authority.

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case the current and deferred tax are also recognized in other comprehensive income or directly in equity, respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

For further information about recognition and realization of IRPJ and CSLL see Note 9.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

o. Provisions for tax, civil, labor risks, contingent liabilities and contingent assets

The provisions for tax, civil, and labor risks are recognized when there is a present obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation. The estimate is determined by Management, supported by the assessment of internal and external legal counsel, and the amounts are recognized based on the evaluation of the outcomes of the legal proceedings (see Note 18).

When the risk of a loss is classified as possible, a provision is not recognized but disclosed in the notes to the financial statements.

An entity shall not recognize a contingent asset. Contingent assets usually arise from unplanned or other unexpected events that give rise to the possibility of an inflow of economic benefits to the entity. Contingent assets are not recognized in financial statements since this may result in the recognition of income that may never be realized. However, when the realization of income is virtually certain, then the related asset is not a contingent asset, and its recognition is appropriate. A contingent asset is disclosed where an inflow of economic benefits is probable.

p. Post-employment benefits

Post-employment benefits granted and to be granted to employees, retirees, and pensioners are based on an actuarial calculation prepared by an independent actuary and reviewed by management, using the projected unit credit method (see Note 17.b). The actuarial gains and losses are recognized in equity under “Accumulated other comprehensive income”.

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

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

s. Basis for translation of financial statements of foreign subsidiaries

s.1 Foreign subsidiaries with administrative authority

Assets and liabilities of foreign subsidiaries whose functional currency is different from the Brazilian real, which have administrative autonomy, with a low level of transactions with the Parent company, whose cash flows do not directly impact the Parent company's cash flow and are not readily available to it, and if the cash flows from foreign operations are sufficient to provide for existing or normally expected debt obligations without resources being provided by the Parent company, are translated using the exchange rate at the date of the financial statements. Revenues and expenses are translated using the average exchange rate of each year and equity is translated at the historical exchange rate of each transaction affecting equity. Gains and losses resulting from changes in these foreign investments are recognized directly in equity in other comprehensive income in the account “Cumulative translation adjustments” and will be recognized in profit or loss if and when these investments are disposed of. As of December 31, 2023 and 2022, the Company does not have foreign subsidiaries with administrative authority. On December 31, 2021 the cumulative translation adjustment totaled R$ 304,645 related to the subsidiary Oxiteno, which in April 1, 2022 was saled to Indorama, therefore the cumulative translation adjustment was reclassified to income as part of discontinued operations (see note 29 for more information). As of December 31, 2023 and 2022, there were no foreign subsidiaries with administrative authority.

s.2 Foreign subsidiaries without administrative authority

The Company has foreign subsidiaries without administrative authority. Such foreign subsidiaries are considered an extension of the activities of their Parent company and are remeasured using the exchange rate at the date of the financial statements. Gains and losses resulting from changes in these foreign investments are directly recognized as financial result.

t. Critical accounting judgements and key sources of estimation uncertainty

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

t.1 Critical judgements in applying the Group’s accounting policies

The following are the critical judgements, apart from those involving estimations (which are presented separately below), that Management has made in the process of applying the Group’s accounting policies and that have the most significant effect on the amounts recognized in financial statements the determination of control in subsidiaries (Notes 2.h, 2.u and 11), the determination of joint control in joint ventures (Notes 2.h and 11), the determination of significant influence in associates (Notes 2.h and 11) the determination of assets and liabilities held for sale and discontinued operations (Note 29) designation of financial instruments for hedge accounting (Note 2.c), recognition of tax credits (Note 2.t), and accounting for business combinations, including the identification of intangibles, allocation of the purchase price and accounting of contingent consideration (Note 2.v).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

t.2 Key sources of estimation uncertainty

The key assumptions concerning the future, and other key sources of estimation uncertainty at the reporting period that may have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

The estimates of realization of deferred taxes assets (Notes 2.n and 9.a), recognition of tax credits (Note 7), impairment of property, plant and equipment and intangible assets, including goodwill (Notes 2.k, 2.v and 14.a), provisions for tax, civil, and labor risks (Notes 2.o and 18), and business combinations (Notes 2.v and 28). The actual result of the transactions and information may differ from their estimates.

u. Impairment of property, plant and equipment and intangible assets, including goodwill

The Company and its subsidiaries review in every reporting period the existence of any indication that an asset may be impaired. To intangible assets with indefinite useful life the review is done annually or more frequently when there is indication that such assets might be impaired. If there is an indication of impairment, the Company and its subsidiaries estimate the recoverable amount of the asset. Assets that cannot be evaluated individually are grouped in the smallest group of assets that generate cash inflow from continuous use and that are largely independent of cash flows of other assets (cash generating units, “CGU”). The identified CGUs for the evaluation of impairment are similar to reported segments on financial statements. The recoverable amount of assets or CGUs corresponds to the greater of their fair value net of applicable direct selling expenses and their value in use.

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

As of December 31, 2023, the Company and its subsidiaries did not record any losses with impairment of assets. In 2022 the Company, through its subsidiary Ipiranga, sold its subsidiary Imifarma Produtos Farmacêuticos e Cosméticos S.A. (“Extrafarma”). See Note 29.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

v. Business combination and acquisition of interest in joint-ventures and associates

A business combination is accounted for applying the acquisition method. The cost of the acquisition is measured based on the consideration transferred and to be transferred, measured at fair value at the acquisition date. In a business combination, the assets acquired, and liabilities assumed are measured in order to classify and allocate them according to the contractual terms, economic circumstances and relevant conditions on the acquisition date. The non-controlling interest in the acquired company is measured based on its interest in net assets identified in the acquired company. Goodwill is measured as the excess of the consideration transferred and to be transferred over the fair value of net assets acquired (identifiable assets and liabilities assumed, net). After the initial recognition, goodwill is measured at cost less any accumulated impairment losses. For impairment testing purposes, goodwill is allocated to the Company’s operating segments. When the cost of the acquisition is lower than the fair value of net assets acquired, a gain is recognized directly in the statement of income. Costs related to the acquisitions are recorded in the statement of income when incurred. Similar procedures are taken for acquisition of joint-ventures and associates, however the goodwill is presented within “Investments in joint-ventures and associates” on the statement of financial position and the subsequent effects of the assets and liabilities allocated as part of the acquisition are recognized within “Share of profit (loss) of joint-ventures and associates” on the statement of income. For further details, see Note 28.

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

w. Statements of cash flows

The Company and its subsidiaries present the interest paid on loans, financing, debentures, and leases payable in financing activities and present financial investments, net of redemptions, are presented in investing activities, dividends received are presented in operating activities.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

x. Financial liabilities of customers

Refers to contractual obligations of payments in installments of exclusivity rights with customers of subsidiary Ipiranga, where there was the anticipation of these receivables by customers with certain financial institutions. Ipiranga as guarantor of the operation, assumes the payment of installments falling due with the financial institution in exchange for the right of exclusivity with the customers (see Note 10).

Considering that the average term of maturity of these obligations is 50 monthly installments and the amounts do not bear interest, the Company recorded an adjustment to present value with a corresponding entry in “Contractual assets with customers - exclusivity rights”. Interest over the financial liability is recognized through “Financial expense” in the statement of income using the effective interest rate method, which consider an average rate of 13.7% p.a.

3 New accounting policies and changes in accounting policies

The accounting policies have been consistently applied to all consolidated companies and are consistent with those used in the parent. The Company evaluated and, when necessary, applied for the first time the new standards and interpretations issued by the International Accounting Standards Board (IASB) listed in item 3.a, and on the date the financial statements were authorized for issue, did not identify any significant impacts thereof on the disclosure or reported amounts.

These financial statements were prepared using information from Ultrapar and its subsidiaries on the same base date, as well as consistent accounting policies and practices.

In 2023, the Company and its subsidiaries adopted IFRS 9 for hedge accounting and did not identify any material impact on its financial statements. For further information, see Note 26.h.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

a. New accounting policies and changes in accounting policies

The new standards and interpretations issued, up to the issuance of the Company's individual and consolidated financial statements, are described below.

a.1 Accounting policies adopted

The following new standards, amendments to standards and interpretations of IFRS issued by the IASB and effective on/after January 1, 2023, had no significant impact on the financial statements for the year ended December 31, 2023:

  IAS 1 and Practical Expedient 2 of IFRS – Disclosure of Accounting Policies
  IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors — Definition of Accounting Estimates
  IAS 12 Income Taxes — Deferred Tax related to Assets and Liabilities arising from a Single Transaction
  IAS 12 - Income Taxes — International Tax Reform — Pillar Two Model Rules
  IFRS 17 – Insurance Contracts

a.2 Accounting policies not adopted

The following new standards, amendments to standards and interpretations of IFRS issued by the IASB were not adopted since they are not effective in the year ended December 31, 2023. The Company and its subsidiaries plan to adopt these new standards, amendments, and interpretations, if applicable, when they become effective, and they do not expect a material impact of their adoption on their future individual and consolidated financial statements.

  IFRS 16 (R2) – Lease Liability in a Sale and Leaseback
  IAS 1 – Non-current Liabilities with Covenants
  IFRS 10 and IAS 28 – Sale or Contribution of Assets between an Investor and its Associate or Joint venture
  IFRS 7 and IAS 7 – Supplier Finance Arrangements
  IAS 1 – Classification of Liabilities as Current or Non-current

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated
4 Cash and cash equivalents, financial investments and derivative financial instruments

Cash equivalents and financial investments, excluding cash and bank deposits, are substantially represented by investments: (i) in Brazil, in certificates of deposit of financial institutions linked to interest rate of the DI, in repurchase agreement, financial bills, private securities and in short-term investment funds, whose portfolio is comprised of Brazilian Federal Government bonds and certificates of deposit of financial institutions; (ii) outside Brazil, in certificates of deposit of financial institutions and in short-term investment funds, whose portfolio is comprised of Federal Government bonds; and (iii) in currency and interest rate hedging instruments.

The financial assets were classified based on business model of the Company and its subsidiaries and are disclosed in Note 26.i.

The breakdown of cash and cash equivalents and financial investments is as follows:

a. Cash and cash equivalents

Cash and cash equivalents are presented as follows:

	12/31/2023	12/31/2022
Cash and bank deposits
In local currency	77,488	105,986
In foreign currency	47,664	5,811
Financial investments considered cash equivalents
In local currency
Securities and funds in local currency	5,476,726	5,204,766
In foreign currency
Securities and funds in foreign currency	323,810	305,206
Total cash and cash equivalents	5,925,688	5,621,769

b. Financial investments and derivative financial instruments

The financial investments that are not classified as cash and cash equivalents and derivative financial instruments are presented as follows:

	12/31/2023	12/31/2022
Financial investments
In local currency
Securities and funds in local currency	82,592	406,683
Derivative financial instruments and other financial assets at fair value (a)	1,162,283	556,510
Total financial investments and derivative financial instruments	1,244,875	963,193
Current	292,934	520,352
Non-current	951,941	442,841

(a) Accumulated gains, net of withholding income tax (see Note 26.g).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

5 Trade receivables, reseller financing and other receivables

a. Trade receivables

The breakdown of trade receivables is as follows:

	12/31/2023	12/31/2022
Domestic customers	4,183,696	4,527,167
Domestic customers - related parties (see note 8.a.2)	78	64
Foreign customers	82,634	3,401
Foreign customers - related parties (see note 8.a.2)	3,065	2,695
	4,269,473	4,533,327
(-) Allowance for expected credit losses	(334,467)	(322,753)
Total	3,935,006	4,210,574
Current	3,921,790	4,149,111
Non-current	13,216	61,463

The breakdown of trade receivables, gross of allowance for expected credit losses, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
12/31/2023	4,269,473	3,538,087	52,561	52,089	15,976	34,157	576,603
12/31/2022	4,533,327	3,930,178	20,873	18,741	21,482	46,586	495,467

The breakdown of the allowance for expected credit losses is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
12/31/2023	334,467	15,866	3,088	1,984	1,851	11,088	300,590
12/31/2022	322,753	21,425	1,747	1,384	4,913	15,222	278,062

Movements in the allowance for expected credit losses are as follows:

Balance as of December 31, 2020	382,096
Additions	177,872
Reversals	(150,160)
Write-offs	(18,646)
Reclassification to assets held for sale	(16,807)
Balance as of December 31, 2021	374,355
Additions	143,828
Reversals	(130,385)
Write-offs	(65,045)
Balance as of December 31, 2022	322,753
Additions	115,090
Reversals	(76,762)
Write-offs	(26,614)
Balance as of December 31, 2023	334,467

For further information on the allowance for expected credit losses, see Note 26.d.3.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

b. Reseller financing

The breakdown of reseller financing is comprised as follows:

	12/31/2023	12/31/2022
Reseller financing – Ipiranga	1,189,886	1,234,634
(-) Allowance for expected credit losses	(134,383)	(173,287)
	1,055,503	1,061,347
Current	504,862	559,825
Non-current	550,641	501,522

The breakdown of reseller financing, gross of allowance for expected credit losses, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
12/31/2023	1,189,886	874,191	8,890	5,664	7,869	13,273	279,999
12/31/2022	1,234,634	826,210	8,944	3,892	11,040	11,943	372,605

The breakdown of the allowance for expected credit losses is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
12/31/2023	134,383	8,265	1,595	857	1,795	4,521	117,350
12/31/2022	173,287	1,327	483	1,132	3,704	4,937	161,704

Movements in the allowance for expected credit losses are as follows:

Balance as of December 31, 2020	197,011
Additions	65,536
Reversals	(68,982)
Write-offs	(8,287)
Balance as of December 31, 2021	185,278
Additions	45,987
Reversals	(52,695)
Write-offs	(5,283)
Balance as of December 31, 2022	173,287
Additions	28,472
Reversals	(59,436)
Write-offs	(7,940)
Balance as of December 31, 2023	134,383

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

c. Trade receivables - sale of subsidiaries

The breakdown of other receivables is comprised as follows:

	12/31/2023	12/31/2022
Sale of subsidiary Oxiteno:
Receivables from sale of investments (i)	726,195	782,655
(-) Adjustment to present value - sale of investments (ii)	(10,318)	(55,598)
Sale of subsidiary Extrafarma:
Receivables from sale of investments (iii)	208,487	369,508
	924,364	1,096,565
Current	924,364	184,754
Non-current	‐	911,811

(i) Refers to the final installment of the sale of Oxiteno, in the amount of USD 150 million, received in April 2024. In May 2022 Ultrapar made an onerous assignment, without right of recourse and co-obligation, of the receivable from the sale of Oxiteno to Ultrapar International.

(ii) The consideration for the sale of Oxiteno was recognized at present value using a discount rate of 6.1741%. The amount as of December 31, 2023, includes present value realization and exchange variation of transaction closing date until December 31, 2023.

(iii) Refers to part of the payment of the Extrafarma sale transaction, in two installments of equal value, being the first settled in August 2023, and the second maturing in August 2024, monetarily adjusted by the CDI rate + 0.5% p.a. In December 2022, the subsidiary IPP made an onerous assignment, without right of recourse and co-obligation, of the receivable from the sale of Extrafarma to parent Ultrapar.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

6 Inventories

The breakdown of inventories, net of provision for losses, is shown below:

	12/31/2023	12/31/2022
Fuels, lubricants, and greases	3,367,094	3,782,522
Raw materials	282,197	380,993
Liquified petroleum gas - LPG	112,100	143,516
Consumable materials and other items for resale	121,537	125,239
Purchase for future delivery (1)	386,281	453,817
Properties for resale	22,222	19,996
	4,291,431	4,906,083

(1) Refers substantially to ethanol, biodiesel, and advances for fuel acquisition.

Movements in the provision for losses are as follows:

Balance as of December 31, 2020	40,993
Addition to provision for adjustment to realizable value	5,974
Reversal of provision for obsolescence and other losses	(5,184)
Reclassification to assets held for sale	(28,705)
Balance as of December 31, 2021	13,078
Addition to provision for adjustment to realizable value	10,028
Reversal of provision for obsolescence and other losses	(1,180)
Balance as of December 31, 2022	21,926
Reversal of provision for obsolescence and other losses	(8,301)
Reversal of provision for adjustment to realizable value	(6,594)
Balance as of December 31, 2023	7,031

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

7 Recoverable taxes

a. Recoverable taxes

Recoverable taxes are substantially represented by credits of Tax on Goods and Services (“ICMS”, the Brazilian VAT), Contribution for Social Security Financing (“COFINS”) and Social Integration Program (“PIS”).

	12/31/2023	12/31/2022
ICMS - State VAT (a.1)	1,365,128	1,312,990
PIS and COFINS - Federal VAT (a.2)	2,761,262	2,410,736
Others	77,249	59,545
Total	4,203,639	3,783,271
Current	1,462,269	1,610,312
Non-current	2,741,370	2,172,959

a.1 The recoverable ICMS net of provision for losses is substantially related to the following operations:

Tax credits recognized are mainly related to the following nature: a) transactions of inputs and outputs of products subject to taxation of the own ICMS; b) interstate outflows of oil-related products, whose ICMS was prepaid by the supplier (Petróleo Brasileiro S.A. (“Petrobras”)); c) credits for refunds of the ICMS-ST (tax substitution) overpaid when the estimated calculation base used is higher than that of the actual operation performed.

In the second quarter of 2023, with the enactment of Supplementary Law 192/22 (“LC 192/22”), the single-phase ICMS levy on LPG, diesel, biodiesel, gasoline, and anhydrous ethanol became effective. Due to the advent of this new calculation modality, the subsidiaries have stopped generating credits related to the refunds of ICMS-ST (tax substitution).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
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

The estimated recovery of ICMS credits is stated as follows:

Up to 1 year	508,145
From 1 to 2 years	381,560
From 2 to 3 years	238,701
From 3 to 5 years	236,722
Total recoverable ICMS, net of provision	1,365,128

The provision for ICMS losses, in the amount of R$ 49,732 (R$ 59,868 as of December 31, 2022), relates to tax credit of the subsidiaries whose amounts are not included within the term determined by its internal policies of provisioning.

a.2 The recoverable PIS and COFINS are substantially related to:

ICMS in the PIS and COFINS calculation basis - The balance of PIS and COFINS includes credits recorded under Laws 10,637/02 and 10,833/03, as well as amounts arising from a favorable decision regarding the exclusion of ICMS from the PIS and COFINS calculation basis.

Supplementary Law 192 – On March 11, 2022 Supplementary Law 192/22 was published to reduce the tax burden of the fuel supply chain. Art. 9 of said law established the reduction of the PIS and COFINS tax rates levied on diesel, biodiesel and LPG to zero through December 31, 2022, ensuring at the same time the maintenance of credits taken across the whole supply chain.

On May 18, 2022, Provisional Act 1,118/22 amended Supplementary Law 192/22 to eliminate the right to take PIS and Cofins credits on purchases of diesel, LPG and biodiesel by end consumers. With the enactment of said Provisional Act, on June 2, 2022, a Direct Unconstitutionality Action 7181 was filed to challenge the provision in MP 1,118/22. On June 21, 2022, the Federal Supreme Court unanimously ratified the decision that considered MP 1,118/22 unconstitutional due to violation of the 90-day principle.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

Due to such court injunction and the non-conversion of Provisional Act 1,118/22 into law, the provisions in LC 192/22, which assured to all legal entities that are part of the fuel supply chain, including the Company’s subsidiaries, the maintenance of PIS and COFINS credits in connection with those transactions in the period from March 11, 2022 (LC 192/22 publication date) to August 15, 2022 (90 days after the publication of the provisional act that restricted the right to take credits on taxpayers), which, as decided by STF, must be the MP 1,118/22 effective date, remained in force.

As of December 31, 2023, the Company reassessed the estimated realization of its tax credits and recognized in the statement of income of 2023 on subsidiary Ipiranga credits in the amount of R$ 563,000 related to LC 192/22.

The Company, through its subsidiaries Ipiranga and Bahiana, has credits in the amount of R$ 1,088,303 (R$ 971,373 as of December 31, 2022) from the LC 192/22. The Management estimates the realization of these credits within up to 5 years from the constitution date.

The estimated recovery of PIS and COFINS credits is as follows:

Up to 1 year	876,876
From 1 to 2 years	565,008
From 2 to 3 years	640,791
From 3 to 4 years	350,942
From 4 to 5 years	327,645
Total recoverable PIS and COFINS	2,761,262

b. Recoverable income and social contribution taxes

Relates to IRPJ and CSLL to be recovered by the Company and its subsidiaries, arising from the tax advances of previous years, as well as lawsuits on the non-levy of IRPJ and CSLL on the monetary variation (SELIC) in the repetition of undue payments. The Management estimates the realization of these credits within up to 5 years.

	12/31/2023	12/31/2022
IRPJ and CSLL	396,405	499,517
Current	171,051	96,134
Non-current	225,354	403,383

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

8 Related parties

a. Related parties

Balances and transactions between the Company and its subsidiaries have been eliminated in consolidation and are not disclosed in this note a.2. The balances and transactions between the Company and its subsidiaries with other related parties are highlighted below:

	12/31/2023
	Loan (1)		Commercial transactions		Trading transactions
	Assets	Liabilities	Trade receivables	Trade payables	Sales and services provided	Purchases
Química da Bahia Indústria e Comércio S.A.	-	2,875	-	-	-	-
Refinaria de Petróleo Riograndense S.A.	-	-	-	29,278	-	510,510
União Vopak Armazéns Gerais Ltda.	-	-	32	-	571	-
Latitude Logística Portuária S.A.	11,393	-	-	20	-	-
Nordeste Logistica I S.A.	6,842	-	-	24	-	-
Nordeste Logistica III S.A.	-	-	-	18	-	-
Navegantes Logística Portuária S.A.	13,657	-	46	-	-	-
Chevron (Thailand) Limited (2)	-	-	-	-	483	-
Chevron Latin America Marketing LLC (2)	-	-	73	-	-	-
Chevron Lubricants Oils S.A. (2)	-	-	353	-	353	-
Chevron Marine Products (2)	-	-	2,495	-	13,228	-
Chevron Oronite Brasil Ltda.(2)	-	-	-	53,466	-	175,053
Chevron Products Company (2)	-	-	-	63,263	-	370,137
Chevron Belgium NV (2)	-	-	-	1,346	-	27,306
Chevron Brasil Óleo e Gás Ltda. (2)	-	-	-	37	-	-
Chevron Lubricants Lanka PLC (2)	-	-	144	-	144	-
MLF Holding Ltda. (3)	-	-	-	-	-	59
Others	-	243	-	-	-	-
Total	31,892	3,118	3,143	147,452	14,779	1,083,065

(1) Loans contracted have indefinite terms and do not contain remuneration clauses.

(2) Non-controlling shareholders and other related parties of Iconic.

(3) Non-controlling shareholders and other related parties of Serra Diesel.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

	12/31/2022				12/31/2022
	Loan (1)		Commercial transactions		Trading transactions
	Assets	Liabilities	Trade receivables	Trade payables	Sales and services provided	Purchases
Química da Bahia Indústria e Comércio S.A.	-	2,875	-	-	-	-
Refinaria de Petróleo Riograndense S.A.	-	-	-	26,062	-	336,781
União Vopak Armazéns Gerais Ltda.	-	-	61	-	784	-
Latitude Logística Portuária S.A.	-	-	3	346	-	-
Nordeste Logistica I S.A.	-	-	-	22	-	-
Nordeste Logistica III S.A.	-	-	-	17	-	-
Chevron (Thailand) Limited (2)	-	-	-	113	-	832
Chevron Latin America Marketing LLC (2)	-	-	34	-	-	-
Chevron Lubricants Oils S.A. (2)	-	-	403	-	930	-
Chevron Marine Products (2)	-	-	1,950	-	14,068	-
Chevron Oronite Brasil Ltda. (2)	-	-	-	53,912	-	162,006
Chevron Products Company (2)	-	-	-	178,846	-	699,154
Chevron Belgium NV (2)	-	-	-	326	-	13,053
Chevron Petroleum CO Colombia (2)	-	-	220	-	220	-
Chevron Lubricants Lanka PLC (2)	-	-	88	-	88	-
Others	-	617	-	-	-	-
Total	-	3,492	2,759	259,644	16,090	1,211,826

(1) Loans contracted have indefinite terms and do not contain remuneration clauses.
(2) Non-controlling shareholders and other related parties of Iconic.

	12/31/2021
	Trading transactions
	Sales and services provided	Purchases
Refinaria de Petróleo Riograndense S.A.	-	619,785
União Vopak Armazéns Gerais Ltda.	1,402	-
Chevron (Thailand) Limited (1)	675	1,072
Chevron Lubricants Lanka PLC (1)	164	-
Chevron Lubricants Oils S.A. (1)	786	-
Chevron Marine Products (1)	24,583	-
Chevron Oronite Brasil Ltda. (1)	78	150,878
Chevron Products Company (1)	-	789,452
Chevron Belgium NV (1)	-	7,520
Chevron Petroleum CO Colombia (1)	392	-
Total	28,080	1,568,707
(1) Non-controlling shareholders and other related parties of Iconic.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

Purchase and sale transactions relate substantially to the purchase of raw materials, feedstock, transportation, and storage services based on prices and terms negotiated between the parties, with customers and suppliers with comparable operational performance. In the opinion of the Company’s and its subsidiaries’ Management, transactions with related parties are not subject to settlement risk, therefore, no allowance for expected credit losses or guarantees are recorded.

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

Short-term compensation is comprised of: (a) fixed monthly compensation paid with the objective of rewarding the executive’s experience, responsibility, and his/her position’s complexity, and includes salary and benefits such as medical coverage, check-up, life insurance, and others; (b) variable compensation paid annually with the objective of aligning the executive’s and the Company’s objectives, which is linked to: (i) the business performance measured through its economic value creation and (ii) the fulfillment of individual annual goals that are based on the strategic plan and are focused on expansion and operational excellence projects, people development and market positioning, among others. For details about post-employment benefits see Note 17.b.

The expenses for compensation of its key executives (Company’s directors and statutory executive officers) are shown below:

	2023	2022	2021
Short-term compensation	54,396	62,285	47,003
Stock compensation	35,165	18,424	15,778
Post-employment benefits	4,206	4,035	2,737
Termination benefits	1,007	-	5,637
Total	94,774	84,744	71,155

c. Deferred stock plan

Since 2003 Ultrapar has adopted a stock plan in which the executive has the benefit from shares held in treasury until the transfer of the full ownership of the shares to those eligible members of management after five to seven years from the initial grant of the rights subject to uninterrupted employment of the participant during the period. The volume of shares and the executives eligible are determined by the Board of Directors, and there is no mandatory annual grant. The total number of shares to be used in the plan is subject to the number of shares in treasury. The Company’s Board of Directors members are not eligible to participate in the stock plan. The fair value of the grants was determined on the grant date based on the market value of the shares on B3, the Brazilian Securities, Commodities and Futures Exchange, and the amounts are amortized between five to seven years from the grant date. The last grants of this plan occurred in 2016 and the transfers were concluded in 2023.

The table below summarizes shares granted to the management of the Company and its subsidiaries:

Grant date	Number of shares granted	Vesting period	Fair value of shares on the grant date (in R$ per share)	Total grant costs, including taxes	Accumulated recognized grant costs	Accumulated unrecognized grant costs
March 4, 2016	-	2023	32.72	9,732	(9,732)	-
Balance as of December 31, 2023	-			9,732	(9,732)	-

For the year ended December 31, 2023, the amortization of R$ 88 (reversal of R$ 1,204 in the year ended December 31, 2022, and reversal of R$ 1,902 – continuing operations and R$ 1,325 – discontinued operations for the year ended December 31, 2021) was recognized as general and administrative expense.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

The table below summarizes the changes in the number of shares granted:

Balance as of December 31, 2020	702,260
Shares transferred to executives	(448,930)
Reclassification to assets held for sale	(119,998)
Balance as of December 31, 2021	133,332
Shares transferred to executives	(66,668)
Balance as of December 31, 2022	66,664
Shares transferred to executives	(66,664)
Balance as of December 31, 2023	-

In addition, on April 19, 2017, the Ordinary and Extraordinary General Shareholders’ Meeting (“OEGM”) approved a share-based incentive plan (“Plan 2017”), which establishes the general terms and conditions for granting of common shares issued by the Company and held in treasury, that may or may not involve the granting of usufruct of part of these shares for later transfer of the ownership of the shares, with vesting periods determined in each Program, to directors or employees of the Company or its subsidiaries.

As a result of the Plan approved in 2017, common shares representing at most 1% of the Company's share capital could be delivered to the participants, which corresponded, at the date of approval of this Plan, to 11,128,102 common shares.

At the OEGM held on April 19, 2023, Ultrapar's shareholders approved a proposal to amend to the 2017 Plan, permitting that, if the participant becomes a member of the Company's Board of Directors, thus ceasing to hold any other executive position, the right to receive ownership of the shares will be preserved, maintaining the conditions and other requirements established in the applicable programs and in each agreement.

The share-based incentive plan ("2023 Plan") establishes the general terms and conditions for the Company or its subsidiaries to grant common shares issued by the Company and held in treasury, that may or may not involve the granting of usufruct of common shares issued by it held in treasury for later transfer of the shares ownership, subject to the terms and conditions set forth in the 2023 Plan, to the Management, (including the members of the Company’s Board of Directors) or employees of the Company or of companies under its direct or indirect control. For the Board of Directors membres, the grants will be mandatorily linked to the remuneration approved by the shareholders during the Ordinary General Meeting.

As a result of the 2023 Plan, common shares representing at most 5% of the Company's share capital may be delivered to the participants, which corresponded, at the date of approval of said Plan, to 55,760,215 common shares. Annually, a maximum of 1% of this limit may be used.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

The table below summarizes the restricted and performance stock programs under the 2017 Plan and the 2023 Plan:

Program	Grant date	Number of shares granted (Quantity)	Vesting period	Fair value of shares on the grant date (in R$ per share)	Total exercisable grant costs, including taxes (in R$ thousands)	Accumulated recognized exercisable grant costs (in R$ thousands)	Unrecognized exercisable grant costs (in R$ thousands)
Restricted	September 19, 2018	80,000	2024	19.58	2,675	(2,341)	334
Restricted	April 3, 2019	25,996	2024	23.25	3,083	(3,027)	56
Restricted	September 2, 2019	240,000	2025	16.42	6,756	(4,880)	1,876
Restricted	April 1, 2020	89,388	2024 to 2025	12.53	2,107	(1,781)	326
Performance	April 1, 2020	144,202	2024 to 2025	12.53	3,234	(2,845)	389
Restricted	September 16, 2020	140,000	2026	23.03	5,464	(3,036)	2,428
Restricted	April 7, 2021	339,678	2024	21.00	13,822	(12,711)	1,111
Performance	April 7, 2021	645,094	2024	21.00	25,358	(23,692)	1,666
Restricted	September 22, 2021	1,000,000	2027	14.17	24,363	(9,576)	14,787
Restricted	April 6, 2022	667,194	2025	14.16	18,240	(10,885)	7,355
Performance	April 6, 2022	847,990	2025	14.16	22,694	(13,931)	8,763
Restricted	September 21, 2022	2,640,000	2032	12.98	64,048	(8,540)	55,508
Restricted	December 7, 2022	1,500,000	2032	13.47	37,711	(4,090)	33,621
Restricted	April 20, 2023	311,324	2025	14.50	7,472	(2,802)	4,670
Restricted	April 20, 2023	1,179,409	2026	14.50	32,040	(8,129)	23,911
Performance	April 20, 2023	1,184,320	2026	14.50	32,059	(8,149)	23,910
Restricted	September 20, 2023	3,800,000	2033	18.75	132,775	(4,426)	128,349
		14,834,595			433,901	(124,841)	309,060

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

Balance as of December 31, 2020	2,910,162
Shares granted on April 7, 2021	1,386,504
Shares granted on September 22, 2021	1,000,000
Performance shares (i)	(133,326)
Cancellation of granted shares due to termination of executive employment	(133,186)
Reclassification to assets held for sale	(614,860)
Balance as of December 31, 2021	4,415,294
Shares granted during the year	5,702,027
Cancellation of granted shares due to termination of executive employment	(934,310)
Shares transferred (vesting)	(484,651)
Reclassification from assets held for sale	236,344
Balance as of December 31, 2022	8,934,704
Shares granted during the year	6,930,871
Cancellation of granted shares due to termination of executive employment	(583,180)
Shares transferred (vesting)	(447,800)
Balance as of December 31, 2023	14,834,595

The Company does not have shares that were not transferred after the period for transfer of bare ownership of the shares. For the year ended December 31, 2023, an expense in the amount of R$ 70,770 was recognized in relation to the Plan (R$ 38,204 for the year ended December 31, 2022).

For all plans, the Company or the beneficiary does not have the option to receive cash and settlements are made only with the delivery of treasury shares. The values of the grants were determined on the granting date based on the market value of these shares on B3.

(i) Refers to the reversal of the provision constituted in view of the significant probability that performance indicators will not be achieved.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

9 Income and social contribution taxes

a. Deferred income (IRPJ) and social contribution taxes (CSLL)

The Company and its subsidiaries recognize deferred tax assets and liabilities, which are not subject to the statute of limitations, mainly resulting from provision for differences between cash and accrual basis, tax loss carryforwards and provisions for tax, civil, and labor risks. Deferred tax assets are sustained by the continued profitability of their operations. Deferred IRPJ and CSLL are recognized under the following main categories:

	12/31/2023	12/31/2022
Assets - deferred income and social contribution taxes on:
Provision for losses with assets	46,863	47,436
Provisions for tax, civil and labor risks	326,662	225,585
Provision for post-employment benefits	90,451	74,644
Provision for differences between cash and accrual basis (i)	35,989	63,330
Goodwill	7,976	3,561
Business combination – tax basis vs. accounting basis of goodwill	-	17,575
Provision for asset retirement obligation	14,759	15,737
Operating provisions	299,609	132,657
Provision for profit sharing and bonus	91,883	69,588
Leases payable	518,138	518,081
Change in fair value of subscription warrants	3,566	9,224
Provision for deferred revenue	932	8,121
Other temporary differences	104,319	43,715
Tax losses and negative basis for social contribution carryforwards (9.d)	396,601	283,238
Total	1,937,748	1,512,492
Offsetting liability balance	(682,614)	(614,257)
Net balances of deferred tax assets	1,255,134	898,235
Liabilities - deferred income and social contribution taxes on:
Revaluation of property, plant and equipment	‐	387
Leases payable	432,908	457,768
Provision for differences between cash and accrual basis (i)	81,293	9,389
Goodwill	28,717	27,691
Business combination - fair value of assets	54,921	61,521
Other temporary differences	84,981	57,800
Total	682,820	614,556
Offsetting asset balance	(682,614)	(614,257)
Net balance of deferred tax liabilities	206	299

(i) Refers mainly to the income and social contribution taxes on the exchange variation of the derivative instruments.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

Changes in the net balance of deferred IRPJ and CSLL are as follows:

Balance as of December 31, 2020	961,979
Deferred IRPJ and CSLL recognized in income for the year	242,246
Deferred IRPJ and CSLL of subsidiaries classified as discontinued operations	110,821
Deferred IRPJ and CSLL recognized in other comprehensive income	(11,366)
Reclassification to assets held for sale	(728,986)
Others	(3,221)
Balance as of December 31, 2021	571,473
Deferred IRPJ and CSLL recognized in income for the year	296,459
Deferred IRPJ and CSLL recognized in income for the year from discontinued operation	31,138
Deferred IRPJ and CSLL recognized in other comprehensive income	(1,134)
Balance as of December 31, 2022	897,936
Deferred IRPJ and CSLL recognized in income for the year	335,375
Deferred IRPJ and CSLL recognized in other comprehensive income	21,474
Others	143
Balance as of December 31, 2023	1,254,928

The balance of the Company of R$ 1,255,134 was supported by the study on taxable profit projections for the realization of deferred tax assets in order to the realization of deferred tax assets.

The taxable profit projections were made considering the business plans of each segment of the Company which indicates trends and perspectives, demand effects, competition, and other economic factors, and that represent the management’s best estimate about the economic conditions existing during the period of realization of the deferred tax asset were taken into account.

The main key assumptions used to calculate the realization of deferred tax assets are: growth in Gross Domestic Product (“GDP”), exchange rate, basic interest rate (SELIC) and DI, inflation rate, commodity price index, among others.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

b. Reconciliation of income and social contribution taxes in the statement of income

IRPJ and CSLL are reconciled to the statutory tax rates as follows:

	2023	2022	2021
Income before taxes	3,578,695	1,879,725	1,006,648
Statutory tax rates - %	34	34	34
Income and social contribution taxes at the statutory tax rates	(1,216,756)	(639,107)	(342,260)
Adjustment to the statutory income and social contribution taxes:
Nondeductible expenses (i)	(11,535)	(11,006)	(45,569)
Nontaxable revenues (ii)	114,981	23,149	138,631
Adjustment to estimated income (iii)	2,173	10,136	3,901
Unrecorded deferred income and social contribution tax carryforwards (iv)	(36,227)	(4,602)	(5,285)
Share of profit (loss) of subsidiaries, joint ventures and associates	4,049	4,141	(5,995)
Interest on capital	‐	153,004	‐
Other adjustments	(26,666)	29,327	21,414
Income and social contribution taxes before tax incentives	(1,169,981)	(434,958)	(235,163)
Tax incentives – SUDENE (9.c)	109,039	93,444	47,129
Income and social contribution taxes in the statement of income	(1,060,942)	(341,514)	(188,034)
Current	(1,396,317)	(637,973)	(430,280)
Deferred	335,375	296,459	242,246
Effective IRPJ and CSLL rates - %	(29.6)	(18.2)	(18.7)

(i)	Consist of certain expenses that cannot be deducted for tax purposes under applicable tax legislation, such as expenses with fines, donations, gifts, losses of assets, negative results of foreign subsidiaries and certain provisions.
(ii)	Consist of certain gains and income that are not taxable under applicable tax legislation, such as the reimbursement of taxes, tax incentives, installments and the reversal of certain provisions, as well as recovery of tax credits and amounts related to non-taxation of the income and social contribution taxes on the monetary adjustment (SELIC) in the repetition of undue tax lawsuits.
(iii)	Brazilian tax law allows for an alternative method of taxation for companies that generated gross revenues of up to R$ 78 million in their previous fiscal year. Certain subsidiaries of the Company adopted this alternative form of taxation, whereby income and social contribution losses are calculated on a basis equal to 32% of the operating revenues, as opposed to being calculated based on the effective taxable income of these subsidiaries. The adjustment to estimated income represents the difference between the taxation under this alternative method and the income and social contribution taxes that would have been paid based on the effective statutory rate applied to the taxable income of these subsidiaries.
(iv)	See Note 9.d.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

c. Tax incentives – SUDENE

The following subsidiaries have the benefit of income tax reduction for belonging to the sectors of the economy considered priority for the subsidized areas, under the terms of the development program of the region operated by the Superintendence for the Development of the Northeast (“SUDENE”), in compliance with the current law:

Subsidiary	Units	Incentive - %	Expiration
Bahiana Distribuidora de Gás Ltda.	Mataripe base	75	2024
	Caucaia base	75	2025
	Juazeiro base	75	2026
	Aracaju base	75	2027
	Suape base	75	2027
Ultracargo Logística S.A.	Aratu Terminal(1)	75	2032
	Suape Terminal	75	2030
	Itaqui Terminal	75	2030

(1)

In December 2022, an application for renewal of Aratu Terminal concession term for an additional 10 years was filed with SUDENE, having been approved in accordance with Report 108/2023 and recognition by the Brazilian Federal Revenue with effect on January 1, 2023.

d. Tax losses and negative basis for social contribution carryforwards

As of December 31, 2023, the Company and certain subsidiaries had tax loss carryforwards related to income tax (IRPJ) and social contribution (CSLL), whose annual offsets are limited to 30% of taxable income in a given tax year, which do not expire.

The balances comprising deferred taxes related to income tax loss carryforwards and negative basis of social contribution are as follows:

	12/31/2023	12/31/2022
Oil Trading	84,372	93,627
Ultrapar (i)	77,453	65,505
Abastece Aí	91,861	66,347
Ipiranga	97,071	28,894
Ultracargo Vila do Conde	30,652	22,313
Others	15,192	6,552
	396,601	283,238

(i) Include the amount of R$ 25,884 of deferred taxes recognized on the tax loss of subsidiary Ultrapar International as of December 31, 2023 (R$ 33,663 as of December 31, 2022).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

The balances which are not constituted of deferred taxes related to income tax loss carryforwards and negative basis of social contribution are as follows:

	12/31/2023	12/31/2022
Neogás	45,333	-
Integra Frotas	13,335	12,394
Millennium	8,539	6,154
Others	9,095	997
	76,302	19,545

e. Non-levy of IRPJ/CSLL on the update by Selic of tax undue payments received from the Federal Government

The Company and its subsidiaries have lawsuits claiming the non-levy of IRPJ and CSLL on monetary variation (SELIC) on tax credits. On September 27, 2021, the Federal Supreme Court judged that the levy of IRPJ and CSLL on amounts related to monetary variation (SELIC) received by taxpayers in the repetition of undue tax payments is unconstitutional. The Company and its subsidiaries have registered credits of this nature in the amount of R$ 143,147 as of December 31, 2023 (R$ 128,420 as of December 31, 2022).

10 Contractual assets with customers - exclusivity rights

Refers to exclusivity rights reimbursements of agreement between subsidiary Ipiranga and reseller service stations and major customers that are recognized at the time of their occurrence and recognized as reductions of the revenue from sales and services in the statement of income according to the conditions established in the agreement.

Changes are shown below:

Balance as of December 31, 2020	1,706,331
Additions	689,986
Amortization	(282,521)
Transfers	(34,570)
Balance as of December 31, 2021	2,079,226
Additions	637,502
Amortization	(504,907)
Transfers	(6,230)
Balance as of December 31, 2022	2,205,591
Additions	664,363
Amortization	(607,446)
Balance as of December 31, 2023	2,262,508

Current	787,206
Non-current	1,475,302

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

11 Investments in subsidiaries, joint ventures and associates

The table below presents the positions of equity and income (loss) for the year by company:

	Equity	Income (loss) for the year	Interest in share capital - %	Investments		Share of profit (loss) of joint ventures and associates
				12/31/2023	12/31/2022	12/31/2023	12/31/2022	12/31/2021
Joint ventures
União Vopak – Armazéns Gerais Ltda (1)	3,100	15,388	50	1,550	4,456	7,694	(3,880)	602
Refinaria de Petróleo Riograndense S.A. (2)	95,027	23,094	33	31,553	25,186	7,668	26,110	823
ConectCar Soluções de Mobilidade Eletrônica S.A. (7)	-	-	-	-	-	-	-	(18,081)
Latitude Logística Portuária S.A. (3)	12,004	(4,068)	50	6,002	7,638	(1,636)	(2,339)	593
Navegantes Logística Portuária S.A. (3)	47,510	(22,820)	33	15,836	23,250	(7,413)	(11,040)	(3,032)
Nordeste Logística I S.A. (3)	21,212	6,305	33	7,071	6,340	730	2,591	1,592
Nordeste Logística II S.A. (3)	51,649	(5,553)	33	17,216	19,415	(2,199)	(2,007)	(819)
Nordeste Logística III S.A. (3)	54,013	3,933	33	18,004	17,038	967	(30)	255
Química da Bahia Indústria e Comércio S.A. (i)	6,956	(84)	50	3,478	3,520	(42)	(8)	-
Terminal de Combustíveis Paulínia S.A. ("Opla") (6)	108,311	8,141	50	54,155	‐	4,071	‐	-
Other investments	‐	‐	‐	349	‐	‐	‐	-
Associates
Transportadora Sulbrasileira de Gás S.A. (4)	15,912	8,253	25	3,978	3,898	2,043	2,771	552
Metalúrgica Plus S.A. (5)	(769)	(298)	33	(256)	(157)	(99)	(105)	(100)
Plenogás Distribuidora de Gás S.A. (5)	1,489	376	33	497	615	124	118	(4)
Other investments	‐	‐	‐	33	28	‐	‐	(14)
Goodwill on investments
Terminal de Combustíveis Paulínia S.A. ("Opla") (6)	‐	‐	‐	158,634	‐	‐	‐	-
Total (A)				318,100	111,227	11,908	12,181	(17,634)
Total provision for equity deficit (B)				(256)	(157)
Total investments (A-B)				318,356	111,384

The percentages in the table above are rounded.

(i)	The Company acquired a 50% interest in Química da Bahia on February 1, 2022. Until January 31, 2022, Química da Bahia was an associate of Oxiteno S.A.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

(1)	The subsidiary Ultracargo Logística holds an interest in União Vopak–Armazéns Gerais Ltda. (“União Vopak”), which is primarily engaged in liquid bulk storage at the port of Paranaguá.
(2)	The Company holds an interest in Refinaria de Petróleo Riograndense S.A. (“RPR”), which is primarily engaged in oil refining.
(3)	The subsidiary IPP participates in the port concession BEL02A at the port of Miramar, in Belém (PA), through Latitude Logística Portuária S.A. (“Latitude”); for the port of Vitória (ES), it participates through Navegantes Logística Portuária S.A. (“Navegantes”); in Cabedelo (PB), it holds an interest in Nordeste Logística I S.A. ("Nordeste Logística I"), Nordeste Logística II S.A. ("Nordeste Logística II”) and Nordeste Logística III S.A. (“Nordeste Logística III”).
(4)	The subsidiary IPP holds an interest in Transportadora Sulbrasileira de Gás S.A. (“TSB”), which is primarily engaged in natural gas transportation services.
(5)	The subsidiary Cia. Ultragaz holds an interest in Metalúrgica Plus S.A. (“Metalplus”), which is primarily engaged in the manufacture and trading of LPG containers and has interest in Plenogás Distribuidora de Gás S.A. (“Plenogás”), which is primarily engaged in the marketing of LPG containers. Currently, the associates have their operational activities suspended.
(6)	The subsidiary Ultracargo Logística acquired a 50% interest in Opla on July 1, 2023. For more information, see Note 28.c.

The financial position and income of subsidiaries which have relevant non-controlling interests is shown below:

	Proportion of interest in share capital and right votes detained by non-controlling participation		Equity attributed to non-controlling participation		Income allocated to non-controlling participation for the year
	12/31/2023	12/31/2022	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Subsidiaries	%	%
Iconic Lubrificantes S.A.	44%	44%	477,710	446,707	72,505	34,955
Other investiments	-	-	45,621	19,520	5,453	4,275
			523,331	466,227	77,958	39,230

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

The table below presents the full amounts of statements of financial position and statements of income of joint ventures:
	12/31/2023
	União Vopak	RPR	Química da Bahia	Latitude Logística	Navegantes Logística	Nordeste Logística I	Nordeste Logística II	Nordeste Logística III	Opla
Current assets	7,256	592,237	331	6,262	5,376	39,078	19,425	23,566	12,844
Non-current assets	132	252,722	9,734	86,273	166,000	49,869	46,165	52,299	177,782
Current liabilities	92	488,932	-	27,309	76,402	44,852	1,183	2,384	58,308
Non-current liabilities	4,196	228,994	3,109	53,222	47,464	22,883	12,758	19,468	24,007
Equity	3,100	127,033	6,956	12,004	47,510	21,212	51,649	54,013	108,311
Net revenue	-	2,954,931	-	12,220	-	16,895	5,264	13,324	35,117
Costs, operating expenses, gain (loss) on disposal of property, plant and equipment and intangibles and other operating income (expenses)	22,174	(2,940,640)	(51)	(10,565)	(12,342)	(8,742)	(9,732)	(10,354)	(20,415)
Finance income (costs), income and social contribution taxes	(6,786)	6,608	(33)	(5,723)	(10,478)	(1,848)	(1,085)	963	(6,561)
Net income (loss) for the year	15,388	20,899	(84)	(4,068)	(22,820)	6,305	(5,553)	3,933	8,141
Number of shares or units held	5,599	5,078,888	1,493,122	9,384,693	37,998,195	2,317,921	22,393,571	16,977,737	33,915,815
Interest in share capital - %	50	33	50	50	33	33	33	33	50

	12/31/2022
	União Vopak	RPR	Química da Bahia	Latitude Logística	Navegantes Logística	Nordeste Logística I	Nordeste Logística II	Nordeste Logística III
Current assets	3,164	615,563	382	9,526	4,358	20,604	38,951	25,598
Non-current assets	7,454	156,788	9,767	67,774	179,377	23,146	40,806	49,800
Current liabilities	1,378	432,502	-	13,112	40,675	6,183	10,915	7,871
Non-current liabilities	328	263,999	3,109	48,912	73,311	18,546	10,596	16,415
Equity	8,912	75,850	7,040	15,276	69,749	19,021	58,246	51,112
Net revenue	3,408	3,215,987	-	12,722	-	20,631	3,205	12,798
Costs, operating expenses, gain (loss) on disposal of property, plant and equipment and intangibles and other operating income (expenses)	(13,412)	(3,085,140)	(15)	(9,864)	(11,360)	(7,901)	(7,367)	(10,720)
Finance income (costs), income and social contribution taxes	2,244	(52,248)	-	(4,574)	(8,408)	(3,632)	531	(1,280)
Net income (loss) for the year	(7,760)	78,599	(15)	(1,716)	(19,768)	9,098	(3,631)	798
Number of shares or units held	29,995	5,078,888	1,493,122	9,384,693	37,998,195	984,587	22,393,571	16,977,737
Interest in share capital - %	50	33	50	50	33	33	33	33

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

	12/31/2021
	União Vopak	RPR	ConectCar (i)	Latitude Logística	Navegantes Logística	Nordeste Logística I	Nordeste Logística II	Nordeste Logística III
Net revenue	17,660	2,092,786	60,436	5,895	-	11,625	2,016	7,561
Costs, operating expenses, gain (loss) on disposal of property, plant and equipment and intangibles and other operating income (expenses)	(16,144)	(2,105,544)	(97,095)	(2,591)	(1,579)	(3,260)	(3,980)	(5,030)
Finance income (costs), income and social contribution taxes	(312)	15,235	497	(2,118)	(7,517)	(3,589)	(494)	(1,765)
Net income (loss) for the year	1,204	2,477	(36,162)	1,186	(9,096)	4,776	(2,458)	766
Number of shares or units held	29,995	5,078,888	263,768,000	4,383,881	22,298,195	681,637	3,933,265	4,871,241
Interest in share capital - %	50	33	50	50	33	33	33	33

The percentages in the table above are rounded.

(i)	The balances presented refer to September 30, 2021, due to the completion of the sale of ConectCar on October 1, 2021.

The table below presents the statements of financial position and statements of income of associates:

	12/31/2023
	Transportadora Sulbrasileira de Gás S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Current assets	10,827	5	828
Non-current assets	9,329	-	1,269
Current liabilities	3,642	32	218
Non-current liabilities	602	742	390
Equity	15,912	(769)	1,489
Net revenue	16,212	-	-
Costs, operating expenses, gain (loss) on disposal of property, plant and equipment and intangibles and other operating income (expenses)	(8,145)	(263)	378
Finance income (costs), income and social contribution taxes	186	(35)	(2)
Net income (loss) for the year	8,253	(298)	376
Number of shares or units held	20,124,996	3,000	1,384,308
Interest in share capital - %	25	33	33

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

	12/31/2022
	Transportadora Sulbrasileira de Gás S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Current assets	8,598	6	617
Non-current assets	10,420	-	1,949
Current liabilities	2,824	29	167
Non-current liabilities	601	448	555
Equity	15,593	(471)	1,844
Net revenue	18,250	-	-
Costs, operating expenses, gain (loss) on disposal of property, plant and equipment and intangibles and other operating income (expenses)	(7,593)	(245)	356
Finance income (costs), income and social contribution taxes	76	(69)	(3)
Net income (loss) for the year	10,733	(314)	353
Number of shares or units held	20,124,996	3,000	1,384,308
Interest in share capital - %	25	33	33

	12/31/2021
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Net revenue	15,126	69,611	-	-	-
Costs, operating expenses, gain (loss) on disposal of property, plant and equipment and intangibles and other operating income (expenses)	(12,691)	(68,390)	(28)	(239)	18
Finance income (costs) and income tax	(226)	(904)	-	(61)	(31)
Net income (loss) for the year	2,209	317	(28)	(300)	(13)
Number of shares or units held	20,124,996	1,987	1,493,120	3,000	1,384,308
Interest in share capital - %	25	15	50	33	33

Balances and changes in investments in subsidiaries, joint ventures and associates are as follows:

	Joint ventures	Associates	Total
Balance as of December 31, 2020 (i)	137,004	25,616	162,620
Share of profit (loss) of joint ventures and associates from continuing operations	(18,068)	434	(17,634)
Share of profit (loss) of joint ventures and associates from discontinued operations	-	48	48
Dividends	-	(998)	(998)
Valuation adjustments	99	-	99
Actuarial gain of post-employment benefits of subsidiaries, net of income and social contribution taxes	5,723	-	5,723
Capital increase in cash	30,697	-	30,697
Capital decrease	(5,001)	(1,500)	(6,501)
Shareholder transactions - changes of interest	(966)	-	(966)
Write-off of investment	(78,099)	-	(78,099)
Reclassification to assets held for sale	-	(16,396)	(16,396)
Balance as of December 31, 2021 (i)	71,389	7,204	78,593

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

	Joint ventures	Associates	Total
Balance as of December 31, 2021 (i)	71,389	7,204	78,593
Share of profit (loss) of subsidiaries, joint ventures and associates	9,397	2,784	12,181
Dividends	(4,298)	(2,076)	(6,374)
Equity instrument granted (ii)	-	-	-
Accumulated other comprehensive income	267	-	267
Actuarial gain of post-employment benefits of subsidiaries, net of income and social contribution taxes	(1,440)	-	(1,440)
Capital increase in cash	28,000	-	28,000
Shareholder transactions - changes of interest	3,528	(3,528)	-
Balance as of December 31, 2022 (i)	106,843	4,384	111,227

	Joint ventures	Associates	Total
Balance as of December 31, 2022 (i)	106,843	4,384	111,227
Share of profit (loss) of subsidiaries, joint ventures and associates (*)	9,840	2,068	11,908
Dividends	(11,072)	(2,200)	(13,272)
Equity instrument granted (ii)	899	-	899
Acquisition of Terminal de Combustíveis Paulínia S.A. ("Opla")	210,096	-	210,096
Capital decrease	(3,100)	-	(3,100)
Other movements	342	-	342
Balance as of December 31, 2023 (i)	313,848	4,252	318,100

(*)	Adjusted for unrealized profits between subsidiaries.
(i)	Investments in subsidiaries, joint ventures and associates net of provision for equity deficit.
(ii)	Amounts refer to grants of long-term incentives in subsidiaries Ipiranga Produtos de Petróleo S.A., Ultragaz Participações Ltda. and Ultracargo–Operações Logísticas Ltda.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

12 Right-of-use assets and leases payable

The Company and certain subsidiaries have real estate leases, substantially related to: (i) Ipiranga: fuel stations and distribution bases; (ii) Ultragaz: points of sale and bottling bases; (iii) Ultracargo: port areas and (iv) Company: offices. The Company and certain subsidiaries also have lease agreements relating to vehicles.

a. Right-of-use assets

	Weighted average useful life (years)	Balance as of 12/31/2022	Additions and remeasurement (i)	Write-offs	Transfers (ii)	Amortization	Acquisition of subsidiary (iii)	Balance as of 12/31/2023
Cost:
Real estate	10	2,019,898	140,245	(165,551)	-	-	4,274	1,998,866
Port areas	29	311,174	3,790	-	-	-	-	314,964
Vehicles	4	186,455	120,705	(71,781)	-	-	35,009	270,388
Equipment	5	26,345	12,910	(1,973)	-	-	996	38,278
Others	20	27,846	-	-	-	-	-	27,846
		2,571,718	277,650	(239,305)	-	-	40,279	2,650,342
Accumulated amortization:
Real estate		(634,688)	-	95,896	(4,491)	(209,522)	(393)	(753,198)
Port areas		(36,773)	-	-	-	(7,847)	-	(44,620)
Vehicles		(83,902)	-	63,708	-	(80,661)	(9,112)	(109,967)
Equipment		(2,850)	-	1,974	-	(4,151)	(157)	(5,184)
Others		(22,128)	-	-	-	(3,719)	-	(25,847)
		(780,341)	-	161,578	(4,491)	(305,900)	(9,662)	(938,816)
Net amount		1,791,377	277,650	(77,727)	(4,491)	(305,900)	30,617	1,711,526

(i)	Considers R$ 257,201 referring to additions and remeasurements between right-of-use assets and leases payable.
(ii)	Refers to the amortization of the right of use, which is being capitalized as Construction in progress until the beginning of its operation.
(iii)	For further information, see Note 28.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

	Weighted average useful life (years)	Balance as of 12/31/2021	Additions and remeasurement	Write-offs	Transfers	Amortization	Balance as of 12/31/2022
Cost:
Real estate	10	1,793,473	366,805	(140,380)	-	-	2,019,898
Port areas	29	299,630	11,868	(324)	-	-	311,174
Vehicles	4	146,173	115,666	(75,384)	-	-	186,455
Equipment	5	16,740	9,958	(353)	-	-	26,345
Others	20	27,846	-	-	-	-	27,846
		2,283,862	504,297	(216,441)	-	-	2,571,718
Accumulated amortization:
Real estate		(489,470)	-	79,003	(5,311)	(218,910)	(634,688)
Port areas		(23,526)	-	-	-	(13,247)	(36,773)
Vehicles		(98,867)	-	66,554	-	(51,589)	(83,902)
Equipment		(1,834)	-	399	-	(1,415)	(2,850)
Others		(18,870)	-	-	-	(3,258)	(22,128)
		(632,567)	-	145,956	(5,311)	(288,419)	(780,341)
Net amount		1,651,295	504,297	(70,485)	(5,311)	(288,419)	1,791,377

	Weighted average useful life (years)	Balance as of 12/31/2020	Additions and remeasurement	Write-offs	Transfers (i)	Exchange rate variation	Amortization	Reclassification to assets held for sale (ii)	Balance as of 12/31/2021
Cost:
Real estate	10	2,254,432	257,787	(150,718)	-	1,295	-	(569,323)	1,793,473
Port areas	20	268,534	31,096(*)	-	-	-	-	-	299,630
Vehicles	4	139,843	26,589	(9,315)	-	103	-	(11,047)	146,173
Equipment	6	44,936	19,887	(6,171)	-	1,920	-	(43,832)	16,740
Others	20	27,846	-	-	-	-	-	-	27,846
		2,735,591	335,359	(166,204)	-	3,318	-	(624,202)	2,283,862
Accumulated amortization:
Real estate		(481,975)	-	76,954	-	(530)	(283,882)	199,963	(489,470)
Port areas		(3,962)	-	-	(11,935)	-	(7,629)	-	(23,526)
Vehicles		(63,091)	-	7,032	-	(54)	(48,146)	5,392	(98,867)
Equipment		(19,619)	-	6,483	-	(897)	(17,637)	29,836	(1,834)
Others		(16,658)	-	-	-	-	(2,212)	-	(18,870)
		(585,305)	-	90,469	(11,935)	(1,481)	(359,506)	235,191	(632,567)
Provision for impairment losses:
Real estate		-	(38,957)	-	-	-	-	38,957	-
		-	(38,957)	-	-	-	-	38,957	-
Net amount		2,150,286	296,402	(75,735)	(11,935)	1,837	(359,506)	(350,054)	1,651,295

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

b. Leases payable

The changes in leases payable are shown below:

Balance as of December 31, 2020	1,833,288
Interest accrued	147,494
Payments (i)	(440,574)
Additions and remeasurement	288,711
Write-offs	(83,157)
Efffect of foreign currency exchange rate variation	16,264
Reclassification to liabilities held for sale (see note 29)	(413,715)
Balance as of December 31, 2021	1,348,311
Interest accrued	128,069
Payments of leases	(357,879)
Additions and remeasurement	482,439
Write-offs	(77,171)
Balance as of December 31, 2022	1,523,769
Interest accrued	143,005
Payments of leases	(213,527)
Interest payment	(145,586)
Additions and remeasurement	257,201
Write-offs	(71,569)
Acquisition of subsidiary (see notes 28.b and 28.d)	30,641
Balance as of December 31, 2023	1,523,934
Current	311,426
Non-current	1,212,508

The undiscounted future cash outflows are presented below:

	12/31/2023	12/31/2022
Up to 1 year	418,450	343,792
1 to 2 years	322,165	319,284
2 to 3 years	227,785	277,318
3 to 4 years	189,744	201,227
4 to 5 years	147,977	173,229
More than 5 years	1,003,655	1,089,255
Total	2,309,776	2,404,105

The contracts related to the leases are substantially indexed by the IGP-M (General Market Price Index is a measure of Brazilian inflation, calculated by the Getúlio Vargas Foundation).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

b.1. Discount rates

The weighted nominal average discount rates for the lease contracts of the Company are:

Contracts by maturity date and discount rate
Maturity dates of the contracts	Rate (% p.a.)
From 1 to 5 years	9.40%
From 6 to 10 years	9.87%
From 11 to 15 years	10.28%
More than 15 years	10.42%

c. Lease contracts of leases of low-value assets and short-term leases

The Company and its subsidiaries, especially Cia. Ultragaz, Bahiana and IPP have operating lease contracts considered as being of low value, short term and variable payments for the use of IT equipment, vehicles and real estates. The future disbursements (payments), assumed as a result of these contracts amount approximately to:

	Up to 1 year	Between 1 and 5 years	More than 5 years	Total
12/31/2023	7,693	1,872	-	9,565

The amount of lease considered as of low value, short term and variable payments, recognized as an expense for the year ended December 31, 2023 was R$ 7,794 (R$ 18,466 for the year ended December 31, 2022 and R$ 13,524 for the year ended December 31, 2021).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated
13 Property, plant, and equipment

Balances and changes in property, plant and equipment are as follows:

	Weighted average useful life (years)	Balance as of 12/31/2022	Additions	Depreciation	Transfers (i)	Write-offs	Acquisition of subsidiaries (see Note 28)	Balance as of 12/31/2023
Cost:
Land	-	619,116	1,053	-	3,316	(16,369)	36	607,152
Buildings	36	1,532,506	27,100	-	198,398	(111,899)	891	1,646,996
Leasehold improvements	11	1,169,326	30,348	-	90,557	(12,458)	15,225	1,292,998
Machinery and equipment	11	3,186,759	111,726	-	133,554	(14,634)	112,779	3,530,184
Automotive fuel/lubricant distribution equipment and facilities	13	3,213,123	86,714	-	143,010	(92,744)	11,534	3,361,637
LPG tanks and bottles	8	920,287	129,567	-	431	(43,887)	-	1,006,398
Vehicles	8	325,094	24,661	-	1,351	(9,473)	29,801	371,434
Furniture and fixtures	9	201,708	12,326	-	1,649	(4,547)	1,504	212,640
IT equipment	5	303,023	19,787	-	4,516	(10,750)	2,145	318,721
Construction in progress	-	694,726	650,828	-	(567,114)	-	5,056	783,496
Advances to suppliers	-	18,139	20,501	-	(6,263)	-	180	32,557
Imports in progress	-	902	2,205	-	-	-	-	3,107
		12,184,709	1,116,816	-	3,405	(316,761)	179,151	13,167,320

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

	Balance as of 12/31/2022	Additions	Depreciation	Transfers (i)	Write-offs	Acquisition of subsidiaries (see Note 28)	Balance as of 12/31/2023
Accumulated depreciation:
Buildings	(591,812)	-	(46,187)	-	101,919	(438)	(536,518)
Leasehold improvements	(618,256)	-	(71,139)	-	8,858	(2,650)	(683,187)
Machinery and equipment	(1,926,954)	-	(194,666)	-	13,499	(39,721)	(2,147,842)
Automotive fuel/lubricant distribution equipment and facilities	(2,113,657)	-	(181,233)	-	60,982	(4,935)	(2,238,843)
LPG tanks and bottles	(557,260)	-	(83,777)	-	35,739	-	(605,298)
Vehicles	(154,177)	-	(29,483)	-	5,608	(3,459)	(181,511)
Furniture and fixtures	(118,438)	-	(14,032)	-	3,052	(699)	(130,117)
IT equipment	(239,978)	-	(23,721)	-	10,058	(1,311)	(254,952)
	(6,320,532)	-	(644,238)	-	239,715	(53,213)	(6,778,268)
Provision for impairment losses:
Land	(146)	-	-	-	-	-	(146)
Buildings	-	(21)	-	-	4	-	(17)
Leasehold improvements	(30)	(11)	-	-	30	-	(11)
Machinery and equipment	(1,566)	(57)	-	-	328	-	(1,295)
Automotive fuel/lubricant distribution equipment and facilities	(22)	-	-	-	20	-	(2)
	(1,764)	(89)	-	-	382	-	(1,471)
Net amount	5,862,413	1,116,727	(644,238)	3,405	(76,664)	125,938	6,387,581

(i) Refers to R$ 1,086 transferred to intangible assets and R$ 4,491 transferred from right-of-use assets.

Construction in progress relates substantially to expansions, renovations, constructions and upgrade of the terminals’ assets, service stations and distribution bases.

Advances to suppliers are basically related to manufacturing of assets for expansion of terminals, distribution bases and acquisition of real estate.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

	Weighted average useful life (years)	Balance as of 12/31/2021	Additions	Depreciation	Transfers (i)	Write-offs	Acquisition of subsidiaries (see Note 28)	Balance as of 12/31/2022
Cost:
Land	-	610,294	-	-	23,539	(14,717)	-	619,116
Buildings	32	1,486,721	20,020	-	73,744	(47,979)	-	1,532,506
Leasehold improvements	13	1,056,179	40,685	-	82,317	(9,855)	-	1,169,326
Machinery and equipment	12	3,024,577	99,477	-	70,150	(7,518)	73	3,186,759
Automotive fuel/lubricant distribution equipment and facilities	13	3,245,586	96,208	-	12,680	(141,351)	-	3,213,123
LPG tanks and bottles	9	840,931	94,356	-	-	(15,000)	-	920,287
Vehicles	9	288,239	33,452	-	8,050	(4,647)	-	325,094
Furniture and fixtures	9	168,092	34,905	-	5,140	(6,531)	102	201,708
IT equipment	5	330,375	24,069	-	2,053	(53,863)	389	303,023
Construction in progress	-	452,248	482,043	-	(239,082)	(483)	-	694,726
Advances to suppliers	-	14,281	35,887	-	(32,029)	-	-	18,139
Imports in progress	-	181	902	-	(181)	-	-	902
		11,517,704	962,004	-	6,381	(301,944)	564	12,184,709

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

	Weighted average useful life (years)	Balance as of 12/31/2021	Additions	Depreciation	Transfers (i)	Write-offs	Acquisition of subsidiaries (see Note 28)	Balance as of 12/31/2022
Accumulated depreciation:
Buildings		(585,846)	-	(42,195)	-	36,229	-	(591,812)
Leasehold improvements		(573,553)	-	(58,172)	606	12,863	-	(618,256)
Machinery and equipment		(1,758,401)	-	(175,567)	-	7,024	(10)	(1,926,954)
Automotive fuel/lubricant distribution equipment and facilities		(2,050,533)	-	(175,899)	(3)	112,778	-	(2,113,657)
LPG tanks and bottles		(498,310)	-	(69,860)	-	10,910	-	(557,260)
Vehicles		(133,149)	-	(23,713)	-	2,685	-	(154,177)
Furniture and fixtures		(112,288)	-	(11,496)	(603)	5,953	(4)	(118,438)
IT equipment		(269,534)	-	(23,933)	-	53,526	(37)	(239,978)
		(5,981,614)	-	(580,835)	-	241,968	(51)	(6,320,532)
Provision for impairment losses:
Land		(146)	-	-	-	-	-	(146)
Leasehold improvements		(18)	(12)	-	-	-	-	(30)
Machinery and equipment		(1,289)	(27)	-	-	(250)	-	(1,566)
Automotive fuel/lubricant distribution equipment and facilities		(46)	-	-	-	24	-	(22)
		(1,499)	(39)	-	-	(226)	-	(1,764)
		5,534,591	961,965	(580,835)	6,381	(60,202)	513	5,862,413

(i) Refers to R$ 1,070 transferred from intangible assets and R$ 5,311 transferred from right-of-use assets.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

	Weighted average useful life (years)	Balance as of 12/31/2020	Additions	Depreciation	Transfers (i) (ii)	Write-offs and disposals	Exchange rate variation	Reclassification to assets held for sale(iii)	Balance as of 12/31/2021
Cost:
Land		687,108	2,424	-	-	(17,503)	3,416	(65,151)	610,294
Buildings	33	2,154,710	47,920	-	119,748	(34,925)	26,997	(827,729)	1,486,721
Leasehold improvements	10	1,222,822	21,944	-	136,206	(31,587)	30	(293,236)	1,056,179
Machinery and equipment	12	6,498,362	161,071	-	558,197	(13,811)	93,412	(4,272,654)	3,024,577
Automotive fuel/lubricant distribution equipment and facilities	13	3,169,320	88,112	-	33,794	(45,640)	-	-	3,245,586
LPG tanks and bottles	9	776,479	91,842	-	1,567	(28,957)	-	-	840,931
Vehicles	8	310,836	19,054	-	11,634	(25,949)	82	(27,418)	288,239
Furniture and fixtures	8	316,712	33,644	-	2,277	(14,614)	1,296	(171,223)	168,092
IT equipment	5	444,844	28,350	-	901	(11,998)	705	(132,427)	330,375
Construction in progress (ii)		580,695	797,674	-	(829,245)	(301)	3,290	(99,865)	452,248
Advances to suppliers		34,642	21,985	-	(18,894)	-	-	(23,452)	14,281
Imports in progress		866	4,312	-	(4,631)	-	38	(404)	181
		16,197,396	1,318,332	-	11,554	(225,285)	129,266	(5,913,559)	11,517,704

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

	Balance as of 12/31/2020	Additions	Depreciation	Transfers (i) (ii)	Write-offs and disposals	Exchange rate variation	Reclassification to assets held for sale(iii)	Balance as of 12/31/2021
Accumulated depreciation:
Buildings	(851,397)	-	(68,388)	(94)	23,031	(6,872)	317,874	(585,846)
Leasehold improvements	(689,161)	-	(81,976)	81	27,519	(37)	170,021	(573,553)
Machinery and equipment	(3,598,304)	-	(356,637)	-	11,717	(21,651)	2,206,474	(1,758,401)
Automotive fuel/lubricant distribution equipment and facilities	(1,906,953)	-	(178,110)	(311)	34,841	-	-	(2,050,533)
LPG tanks and bottles	(454,651)	-	(62,558)	-	18,899	-	-	(498,310)
Vehicles	(143,854)	-	(22,927)	195	15,480	(20)	17,977	(133,149)
Furniture and fixtures	(191,713)	-	(23,594)	24	14,443	(817)	89,369	(112,288)
IT equipment	(352,256)	-	(35,614)	317	11,489	(435)	106,965	(269,534)
	(8,188,289)	-	(829,804)	212	157,419	(29,832)	2,908,680	(5,981,614)
Provision for impairment losses:
Land	(146)	-	-	-	-	-	-	(146)
Leasehold improvements	(61)	(43,666)	-	-	-	(3)	43,712	(18)
Machinery and equipment	(2,857)	(839)	-	-	6	(45)	2,446	(1,289)
Automotive fuel/lubricant distribution equipment and facilities	(73)	-	-	-	27	-	-	(46)
Vehicles	-	(160)	-	-	-	-	160	-
Furniture and fixtures	-	(14,887)	-	-	-	-	14,887	-
IT equipment	-	(1,660)	-	-	-	-	1,660	-
Advances to suppliers	(110)	-	-	-	-	-	110	-
	(3,247)	(61,212)	-	-	33	(48)	62,975	(1,499)
	8,005,860	1,257,120	(829,804)	11,766	(67,833)	99,386	(2,941,904)	5,534,591

(i) Refers to R$ 169 transferred to intangible assets.

(ii) Includes R$ 11,935 transferred from right-of-use assets.

(iii) For further information, see Note 4.c
F-69

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

14 Intangible assets

Balances and changes in intangible assets are as follows

	Weighted average useful life (years)	Balance as of 12/31/2022	Additions	Amortizations	Transfers (i)	Write-offs	Exchange rate variation	Acquisition of subsidiaries	Balance as of 12/31/2023
Cost:
Goodwill (a)	-	917,775	‐	‐	‐	-	‐	25,350	943,125
Software (c)	5	1,299,088	273,310	‐	1,086	(79,909)	‐	10,026	1,503,601
Distribution rights	15	114,593	1,357	‐	‐	-	‐	39,224	155,174
Brands (d)	-	65,647	-	‐	‐	-	(3,344)	‐	62,303
Trademark rights (d)	30	114,792	25	‐	‐	-	‐	6,143	120,960
Others	3	177	‐	‐	‐	(3)	‐	14,953	15,127
Decarbonization credits (CBIO) (b)	-	232,305	778,885	‐	‐	(300,480)	‐	‐	710,710
		2,744,377	1,053,577	‐	1,086	(380,392)	(3,344)	95,696	3,511,000
Accumulated amortization:
Software		(708,659)	‐	(192,976)	‐	79,720	‐	(4,858)	(826,773)
Distribution rights		(102,037)	‐	(2,956)	‐	‐	‐	(1,152)	(106,145)
Trademark rights		(14,930)	‐	(3,889)	‐	‐	‐	(112)	(18,931)
Others		(402)	‐	(4,835)	‐	3	‐	‐	(5,234)
		(826,028)	‐	(204,656)	‐	79,723	‐	(6,122)	(957,083)

Net amount		1,918,349	1,053,577	(204,656)	1,086	(300,669)	(3,344)	89,574	2,553,917

(i) Refers to R$ 1,086 transferred from property, plant and equipment.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

	Weighted average useful life (years)	Balance as of 12/31/2021	Additions	Amortizations	Transfers (i)	Write-offs	Exchange rate variation	Balance as of 12/31/2022
Cost:
Goodwill (a)	-	818,096	99,679	‐	‐	‐	‐	917,775
Software (c)	5	1,146,980	277,600	‐	173	(125,665)	‐	1,299,088
Distribution rights	12	114,593	‐	‐	‐	‐	‐	114,593
Brands (d)	-	69,198	‐	‐	‐	‐	(3,551)	65,647
Trademark rights (d)	39	114,792	‐	‐	‐	‐	‐	114,792
Others	10	421	999	‐	(1,243)	‐	‐	177
Decarbonization credits (CBIO) (b)	-	‐	635,130	‐	‐	(402,825)	‐	232,305
		2,264,080	1,013,408	‐	(1,070)	(528,490)	(3,551)	2,744,377
Accumulated amortization:
Software		(679,402)	-	(154,122)	‐	124,865	-	(708,659)
Technology		‐	-	-	-	-	-	‐
Distribution rights		(101,027)	-	(1,010)	-	-	-	(102,037)
Trademark rights		(11,993)	-	(2,937)	-	-	-	(14,930)
Others		(402)	-	-	-	-	-	(402)
		(792,824)	‐	(158,069)	‐	124,865	‐	(826,028)
Net amount		1,471,256	1,013,408	(158,069)	(1,070)	(403,625)	(3,551)	1,918,349

(i) Refers to R$ 1,070 transferred to property, plant and equipment

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

	Weighted average useful life (years)	Balance as of 12/31/2020	Additions	Amortization	Transfers (i)	Write-offs and disposals	Exchange rate variation	Reclassification to assets held for sale(ii)	Balance as of 12/31/2021
Cost:
Goodwill (a)		1,525,088	‐	‐	‐	‐	‐	(706,992)	818,096
Software (b)	4	1,395,046	284,311	‐	372	(19,826)	1,808	(514,731)	1,146,980
Technology		32,617	‐	‐	‐	‐	‐	(32,617)	‐
Distribution rights	12	133,599	‐	‐	‐	‐	‐	(19,006)	114,593
Brands (c)		136,962	‐	‐	‐	‐	4,759	(72,523)	69,198
Trademark rights (c)	39	114,792	‐	‐	‐	‐	‐	‐	114,792
Others (d)	10	50,698	1,678	‐	‐	‐	(76)	(51,879)	421
Decarbonization credits (e)		‐	176,837	‐	‐	(176,837)	‐	‐	‐
		3,388,802	462,826	‐	372	(196,663)	6,491	(1,397,748)	2,264,080
Accumulated amortization:
Software		(825,024)	‐	(206,025)	(203)	19,329	(1,566)	334,087	(679,402)
Technology		(32,616)	‐	‐	‐	‐	‐	32,616	‐
Distribution rights		(113,326)	‐	(3,093)	‐	‐	‐	15,392	(101,027)
Trademark rights		(9,056)	‐	(2,937)	‐	‐	‐	‐	(11,993)
Others		(32,845)	‐	(167)	‐	‐	(2)	32,612	(402)
		(1,012,867)	‐	(212,222)	(203)	19,329	(1,568)	414,707	(792,824)
Provision for losses and impairment:
Goodwill (a)		(593,280)	(68,273)	‐	‐	‐	‐	661,553	‐
Distribution rights		‐	(76,218)	‐	‐	‐	‐	76,218	‐
		(593,280)	(144,491)	‐	‐	‐	‐	737,771	‐
Net amount		1,782,655	318,335	(212,222)	169	(177,334)	4,923	(245,270)	1,471,256

(i) Refers to amounts transferred from property, plant and equipment.

(ii) For further information, see Note 29

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

a. Goodwill

The remaining net balance of goodwill on the following acquisitions is assessed for impairment annually or more frequently when there is indication that the goodwill might be impaired.

	Segment	12/31/2023	12/31/2022
Goodwill on the acquisition of:
Ipiranga (i)	Ipiranga	276,724	276,724
União Terminais	Ultracargo	211,089	211,089
Texaco	Ipiranga	177,759	177,759
Iconic (CBLSA)	Ipiranga	69,807	69,807
Temmar	Ultracargo	43,781	43,781
DNP	Ipiranga	24,736	24,736
Repsol	Ultragaz	13,403	13,403
Neogás (ii)	Ultragaz	7,761	‐
Stella (ii)	Ultragaz	103,051	99,679
Serra Diesel	Ultrapar	14,217	‐
TEAS (iii)	Ultracargo	797	797
		943,125	917,775

(i) Including R$ 246,163 presented as goodwill at the Parent.

(ii) For further information, see Notes 28.a and 28.b

(iii) On April 27, 2023, the Company was merged into Ultracargo Logística S.A.

As of December 31, 2023, the Company assessed the balances of goodwill shown in the table above for impairment. The determination of value in use involves assumptions, judgments, and estimates of cash flows, such as growth rates of revenues, costs and expenses, estimates of investments and working capital, and discount rates. The assumptions about growth projections of future cash flows are based on the Company’s business plan of its operating segments, as well as comparable market data, and represent management’s best estimate of the economic conditions that will exist over the economic life of the various CGUs to which goodwill is related. The main key assumptions used by the Company to calculate the value in use are described below.

Period of evaluation: the evaluation of the value in use is calculated for a period of five years, after which the Company calculates the perpetuity, considering the possibility of carrying the business on indefinitely.

Nominal discount rate and real growth rate: the nominal discount and real growth rates used to extrapolate the projections at December 31, 2023 ranged from 10.1% to 11.1% and 0% to 0.5% p.a., respectively, depending on of the CGU analyzed.

Revenue from sales and services, costs and expenses, and gross margin: considers the budget prepared for 2024 and the long-term strategic plan prepared by Management and approved by the Board of Directors.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

b. Acquisition and provision for decarbonization credits

The Company, through its subsidiary IPP, has annual decarbonization obligation adopted by Brazilian National Biofuels Policy (“RenovaBio”), implemented by Law No. 13,576/2017, with additional regulations established by Decree No. 9,888/2019 and Ordinance No. 419 on November 20, 2019, issued by the Brazilian Ministry of Mines and Energy.

The decarbonization credits (“CBIOS”) acquired are recorded at historical cost in intangible assets, being retired according to decree in the year to fulfill the individual target set by the National Agency of Petroleum, Natural Gas and Biofuels (“ANP”).

The obligation is registered under “Provision for decarbonization credits” in proportion to the annual targets established by the ANP, through the average acquisition cost of credits acquired and the fair value of traded credits on B3 on the closing date to the credits to be acquired. In 2023, the amount of R$ 741,982 was registered (R$ 272,969 in 2022). Acquired decarbonization credits that have not been retired and the result of the provision for the acquisition of new credits recognized in the period are presented under Intangibles assets and Other operating income, respectively.

On April 25, 2023, Decree No. 11,499/2023 was published, which exceptionally establishes the deadline for retirement of decarbonization credits until September 2023 to meet the 2022 target and until March 2024 to meet the 2023 target. The company has complied with the deadline for retiring decarbonization credits from the 2022 target.

c. Software

Includes user licenses and costs for the implementation of the various systems used by the Company and its subsidiaries: integrated management and control, financial management, foreign trade, industrial automation, operational and storage management, accounting information, and other systems. Also include expenses related to software in progress in the amount of R$ 11,200 in 2023 (R$ 18,673 in 2022 and R$ 27,672 in 2021).

d. Brands and trademarks rights

Brands are represented by the acquisition cost of the ‘am/pm’ brand in Brazil and the NEOgás brand, acquired in the business combination, and Chevron and Texaco trademarks rights.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

15 Loans, financing, debentures and derivative financial instruments

a. Composition

Description	Index/Currency	Average financial charges	Maturity	12/31/2023	12/31/2022
Foreign curency:
Notes in the foreign market (e)	USD	5.30%	2026 and 2029	3,694,339	3,973,816
Foreign loan (f)	USD	4.60%	2024 and 2025	1,018,429	1,161,798
Foreign loan (f)	JPY	1.30%	2025	439,852	-
Foreign loan (f)	EUR	4.40%	2024	126,171	54,542
Total in foreign currency				5,278,791	5,190,156

Brazilian Reais:
Debentures – CRA (d)	IPCA +	5.10%	2024 and 2032	3,434,287	3,011,462
Debentures – CRA (d)	%DI	97.50%	2023	-	660,485
Debentures - Ultracargo	IPCA +	4.10%	2028	556,677	482,185
CCB (g)	%DI	109.40%	2025	552,407	-
Debentures – CRA (d)	Fixed rate	11.20%	2027	539,914	-
Debentures – CRA (d)	DI+	0.70%	2027	488,269	-
CDCA (g)	% DI	108.60%	2024	201,848	-
Debentures – Ultracargo Logística (d)	Fixed rate	6.50%	2024	87,826	81,548
FINEP	TJLP (1)	1.00%	2024 and 2026	1,264	-
Debentures - 6th issuance(d)	%DI	0.00%	2023	-	1,800,213
Total in Brazilian Reais				5,862,492	6,035,893
Total in foreign currency and Brazilian Reais				11,141,283	11,226,049
Derivative financial instruments (*)				626,734	524,312
Total				11,768,017	11,750,361
Current				1,993,254	3,360,677
Non-current				9,774,763	8,389,684

(*)	Accumulated losses (see Note 26.g).
(1)	TJLP (Long-term Interest Rate) = set by the National Monetary Council, the TJLP is the basic financing cost of Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”), the Brazilian Development Bank. On December 31, 2023, TJLP was fixed at 6.55% p.a. (7.20% p.a in 2022 and 5.32% p.a in 2021).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

The changes in loans, financing, debentures and derivative financial instruments are shown below:

Balance as of December 31, 2020	17,376,216
New loans and debentures with cash effect	1,462,220
Interest accrued	801,102
Principal payment	(2,922,214)
Interest payment	(749,043)
Monetary and exchange rate variation	800,749
Change in fair value	(229,657)
Hedge result	80,018
Reclassification to liabilities held for sale	(241,748)
Balance as of December 31, 2021	16,377,643
New loans with cash effect	1,519,580
Interest accrued	945,023
Principal payment	(5,848,611)
Interest payment	(914,979)
Monetary and exchange rate variation	(587,064)
Change in fair value	(68,366)
Hedge result	327,135
Balance as of December 31, 2022	11,750,361
New loans (d; e; f)	2,903,031
Interest accrued	761,052
Principal payment	(3,149,525)
Interest payment	(742,724)
Balance of acquired company (see Note 28)	111,328
Monetary and exchange rate variation	(319,488)
Change in fair value	351,560
Hedge result	102,422
Balance as of December 31, 2023	11,768,017

The long-term debt had the following principal maturity schedule:

	12/31/2023	12/31/2022
1 to 2 years	1,879,412	817,898
2 to 3 years	2,243,967	782,965
3 to 4 years	1,023,820	2,268,647
4 to 5 years	1,691,595	-
More than 5 years	2,935,969	4,520,174
	9,774,763	8,389,684

The transaction costs and issuance premiums associated with debt issuance were added to their financial liabilities.

The Company’s Management entered into hedging instruments against foreign exchange and interest rate variations for a portion of its debts (see Note 26.h).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

b. Transaction costs

Transaction costs incurred in issuing debt were deducted from the value of the related contracted financing and are recognized as an expense according to the effective interest rate method as follows:

	Debentures	Notes in the foreign market	Banco do Brasil	Promissory notes
12/31/2020	28,348	37,112	332	1,318
Incurred costs	40,953	-	-	-
Payments	(14,811)	(4,890)	(256)	(1,318)
Reclassification to liabilities held for sale	-	(4,204)	-	-
12/31/2021	54,490	28,018	76	-
Incurred costs	30,420	-	-	-
Payments	(16,742)	(15,613)	(76)	-
12/31/2022	68,168	12,405	-	-
Incurred costs	23,569	-	-	-
Payments	(17,337)	(2,289)	-	-
12/31/2023	74,400	10,116	-	-

The amount to be appropriated to profit or loss in the future is as follows:

12/31/2023
Up to 1 year	18,583
1 to 2 years	17,685
2 to 3 years	17,336
3 to 4 years	13,624
4 to 5 years	8,277
More than 5 years	9,011
Total	84,516

c. Guarantees

The financing does not have collateral as of December 31, 2023 and 2022 and has guarantees and promissory notes in the amount of R$ 10,966,890 as of December 31, 2023 (R$ 9,371,295 as of December 31, 2022).

The Company and its subsidiaries offer collateral in the form of letters of guarantee for commercial and legal proceedings in the amount of R$ 103,600 as of December 31, 2023 (R$ 115,451 as of December 31, 2022).

The subsidiary IPP issued collateral to financial institutions in connection with the amounts payable by some of its customers to such institutions with maximum future settlements related to these guarantees on the amount of R$ 397,152 (R$ 550,908 as of December 31, 2022). If the subsidiary IPP is required to make any payment under these collateral arrangements, this subsidiary may recover the amount paid directly from its customers through commercial collection. Until December 31, 2023, the subsidiary IPP did not have losses in connection with these collateral arrangements.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

d. Debentures

Refers to funds raised by the Company and its subsidiaries and used, substantially, on the ordinary course of its business.

Issuance date	Nature	Company	Issuing company	Issuance	Series	Final Maturity	Amount	Original remuneration	Hedge instrument/ swap	Remuneration payment	Payment of the face value
Apr-17	CRA	Ipiranga Prod. De Petróleo S.A.	Eco Consult - Consultoria de Oper. Financ. Agropecuárias Ltda.	5th	2nd	Apr-24	R$ 352,361	IPCA + 4.68%	93.9% of DI	Annually	Lump sum at final maturity
Oct-17	CRA	Ipiranga Prod. De Petróleo S.A.	Vert Companhia Securitizadora.	7th	2nd	Oct-24	R$ 213,693	IPCA + 4.34%	97.3% of DI	Annually	Lump sum at final maturity
Dec-18	CRA	Ipiranga Prod. De Petróleo S.A.	Vert Companhia Securitizadora.	8th	2nd	Dec-25	R$ 240,000	IPCA + 4.61%	97.1% of DI	Annually	Lump sum at final maturity
Nov-19	Debentures	Ultracargo Logistica S.A.	-	1st	Single	Nov-24	R$ 90,000	6.47%	99.94% of DI	Semiannually	Lump sum at final maturity
Mar-21	Debentures	Ultracargo Soluções Logísticas S.A.	-	1st	Single	Mar-28	R$ 360,000	IPCA + 4.04%	111.4% of DI	Semiannually	Lump sum at final maturity
Mar-21	Debentures	Ultracargo Logistica S.A.	-.	2nd	Single	Mar-28	R$ 100,000	IPCA + 4.37%	111.4% of DI	Semiannually	Lump sum at final maturity
Sep-21	CRA	Ipiranga Prod. De Petróleo S.A.	Vert Companhia Securitizadora.	10th	Single	Sep-28	R$ 960,000	IPCA + 4.8287%	102.75% of DI	Semiannually	Lump sum at final maturity
Jun-22	CRA	Ipiranga Prod. De Petróleo S.A.	Vert Companhia Securitizadora.	11th	Single	Jun-32	R$ 1,000,000	IPCA + 6.0053%	104.8% of DI	Semiannually	Anual from the 8[t]h yearth
Jun-23	CRA	Ipiranga Prod. De Petróleo S.A.	Vert Companhia Securitizadora.	12th	1st	Jun-27	R$ 325,791	11.17% p.a.	105.1% of DI	Quarterly	Lump sum at final maturity
Jun-23	CRA	Ipiranga Prod. De Petróleo S.A.	Vert Companhia Securitizadora.	12th	2nd	Jun-27	R$ 292,209	DI + 0.70% p.a.	-	Quarterly	Lump sum at final maturity
Jul-23	CRA	Ipiranga Prod. De Petróleo S.A.	Vert Companhia Securitizadora.	13th	1st	Jul-27	R$ 200,000	11.17% p.a.	102.9% of DI	Quarterly	Lump sum at final maturity
Jul-23	CRA	Ipiranga Prod. De Petróleo S.A.	Vert Companhia Securitizadora.	13th	2nd	Jul-27	R$ 200,000	DI + 0.70% p.a.	-	Quarterly	Lump sum at final maturity

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

On April 2022, Ipiranga Produtos de Petróleo S/A settled the contract relating to the 5th issue, 1st series, signed on April 2017 in the amount of R$ 660,139.

On October 2022, Ipiranga Produtos de Petróleo S/A settled the contract relating to the 7thissue, 1st series, signed on October 2017 in the amount of R$ 730,384.

On March 2023, the Company settled the contract relating to the 6th issue, single series, signed on March 2018 in the amount of R$ 1,725,000.

On December 2023, subsidiary Ipiranga settled the contract relating to the 8th issue, 1st series, signed on December 2018 in the amount of R$ 660,000.

The Company and its subsidiaries contracted hedging instruments for variations of the respective indexes. The hedging instruments was designated as fair value hedges, therefore, debentures and hedging instruments are both presented at fair value from inception, with changes in fair value recognized in profit or loss. The debentures do not have financial covenants.

The debentures have maturity dates distributed as shown below (includes accrued interest through December 31, 2023):

Maturity	12/31/2023
Charges (1)	191,959
Apr/2024	491,882
Oct/2024	295,933
Nov/2024	90,000
Dec/2025	317,934
Jun/2027	618,000
Jul/2027	400,000
Mar/2028	550,621
Sept/2028	1,101,274
Jun/2030	349,790
Jun/2031	349,790
Jun/2032	349,790
Total	5,106,973

(1)	Includes interest, transaction cost and mark to market.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

e. Notes in the foreign market

On October 6, 2016, Ultrapar International issued US$ 750,000 in notes in the foreign market maturing in October 2026 and financial charges of 5.25% per year, settled semiannually. The issue price was 98.097% of the face value amount. On June 6, 2019, were issued US$ 500 in notes in the foreign market maturing in June 2029 and financial charges of 5.25% per year, settled semiannually. The issue price was 100% of the face value amount.

On June 21, 2019, Ultrapar International repurchased US$ 200,000 in notes in the foreign market maturing in October 2026 and, additionally, on July 13, 2020, realized the reopening of notes in the foreign market issued in 2019, realizing a new issue on the amount of US$ 350,000 maturing in June 2029 and financial charges of 5.25% per year, settled semiannually. The issue price was 99.994% of the face value amount. The notes were guaranteed by Company and the subsidiary IPP.

On April 7, 2022, Ultrapar International commenced cash tender offers to repurchase notes in the international market (“Repurchase Offers”) of up to US$ 550,003,000.00 (“Initial Aggregate Repurchase Amount”), involving (i) up to the totality of the 5.250% Senior Notes due in 2026 (“Notes 2026”); and (ii) up to the repurchase limit of Notes 2029 of the 5.250% Senior Notes due in 2029 (“ 2029”), both issued by Ultrapar International and outstanding in the international market. The Repurchase Offers together were limited to the Initial Repurchase Value Added, and Ultrapar International had the option to increase the Initial Repurchase Value Added to up to US$ 600,000,000.00 in aggregate principal amount, as described in the Repurchase Offer documents.

On April 14, 2022, Ultrapar International repurchased US$ 114,129 thousand (equivalent to R$ 552,533 as of December 31, 2023) in notes in the foreign market maturing in October 2026. On April 18, 2022, the subsidiary Ultrapar International repurchased US$ 200 thousand (equivalent to R$ 968 as of December 31, 2023) of notes in the foreign market maturing in October 2026.

On April 27, 2022, Ultrapar International repurchased US$ 485,667 thousand (equivalent to R$ 2,351,260 as of December 31, 2023) of notes in the foreign market maturing in June 2029.

As a result of the issuance of the notes in the foreign market, the Company and its subsidiaries are required to perform certain obligations, including:

•	Restriction on sale of all or substantially all assets of the Company and subsidiaries Ultrapar International and Ipiranga;
•	Restriction of encumbrances on assets exceeding US$ 150,000 thousand (equivalent to R$ 726,195 as of December 31, 2023) or 15% of the amount of the consolidated tangible assets.

The Company and its subsidiaries are in compliance with the commitments required by this debt. The restrictions imposed on the Company and its subsidiaries are customary in transactions of this nature and have not limited their ability to conduct their business to date. The note do not have financial covenants.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

f. Foreign loans

Refers to funds raised by subsidiaries through Resolution 4131 of Central Bank of Brasil, as shown below:

Issuance Date	Company	Due date	Principal	Financial charges	Hedge instrument/swap
Dec-22	Cia Ultragaz S.A.	Sep-25	USD 96,339	4.539%	108.5 of DI
Jan-23	Iconic Lubrificantes S.A.	Jan-24	EUR 22,480	EUR + 4.35%	111.9% of DI
Jan-23	Cia Ultragaz S.A.	Mar-25	JPY 12,564,392	JPY + 1.31%	109.4% of DI
Mar-23	Cia Ultragaz S.A.	Jul-24	USD 100,000	USD + 4.6%	110.9% of DI
Mar-23	Iconic Lubrificantes S.A.	Apr-24	USD 9,727	USD + 6.4%	116.0% of DI

On September 2023, Ipiranga Produtos de Petróleo S.A. settled the contracts signed on September 2018, on the amount of US$ 60,000 and US$ 65,000.

The companies designated these hedging instruments as a fair value hedge (see Note 26.h.1). Therefore, loans and hedging instruments are both measured at fair value from inception, with changes in fair value recognized in profit or loss. The foreign loans are secured by the Company and do not have financial covenants.

The foreign loans have the maturity distributed as follows:

Maturity	EUR	USD	JPY	R$	Cost in % of DI
Charges (1)	1,138	3,945	149,726	30,314
Jan/2024	22,438	-	-	120,080	111.9%
Apr/2024	-	9,788	-	47,387	116.0%
Jul/2024	-	99,923	-	483,757	110.9%
Mar/2025	-	-	12,703,925	434,728	109.4%
Sept/2025	-	96,707	-	468,186	108.5%
Total / weighted average cost	23,576	210,363	12,853,651	1,584,452	110.0%

(1)	Considers interest, transaction cost and fair value adjustments.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

g. Other fundraisings

On March 30, 2023, the subsidiary IPP raised a bank credit note backed by importing operations in the amount of R$ 500,000, with financial charges of 109.40% of the DI, due date on April 2, 2025,without financial covenants.

On June 1, 2023, the subsidiary IPP raised an Agribusiness Credit Rights Certificate in the amount of R$ 200,000, with financial charges of 108.6% of the DI rate maturing on June 3, 2024 without financial covenants.

16 Trade payables

a. Trade payables

	12/31/2023	12/31/2022
Domestic suppliers	2,842,433	2,777,021
Foreign suppliers	1,692,786	1,674,287
Trade payables - related parties (see Note 8.a.2)	147,452	259,644
	4,682,671	4,710,952

Some Company’s subsidiaries acquire oil-based fuels and LPG from Petrobras and its subsidiaries.

b. Trade payables - reverse factoring

	12/31/2023	12/31/2022
Domestic suppliers - reverse factoring	1,039,366	2,429,497
Foreign suppliers - reverse factoring	‐	237,397
	1,039,366	2,666,894

Some subsidiaries of the Company entered into agreements with financial institutions. These agreements consist in the anticipation of the receipt of trade payables by the supplier, in which the financial institutions prepay a certain amount from the supplier and receives, on the maturity date, the amount payable by the subsidiaries of the Company without incidence of interest. The decision to join this type of transaction is solely and exclusively of the supplier. The agreement does not substantially change the main characteristics of the commercial conditions previously established between the subsidiaries of the Company and the suppliers. The transactions are presented in operating activities in the statement of cash flows.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

17 Employee benefits and private pension plan

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

The balance of R$ 18,271 (R$ 18,204 as of December 31, 2022) regarding the reversal fund will be used to deduct normal sponsor contributions in a period of up to 73 months depending on the sponsor. The number of months is estimated according to the current amount being deducted from the contributions of the sponsor with the highest balance.

In 2023, the Company's subsidiaries contributed R$ 22,482 to Ultraprev (R$ 16,368 in 2022 and R$ 16,120 in 2021).

The total number of active and retired participants as of December 31, 2023 was 4,053 and 298, respectively (4,097 active participants and 286 retired participants as of December 31, 2022). In addition, Ultraprev had 23 former employees or beneficiaries receiving benefits under the rules of a previous plan whose reserves are fully constituted.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

b. Post-employment benefits

The subsidiaries recognized a provision for post-employment benefits mainly related to seniority bonus, payment of Government Severance Indemnity Fund (“FGTS”), and health, dental care, and life insurance plan for eligible retirees.

The amounts related to such benefits are based on a valuation conducted by an independent actuary and reviewed by Management as of December 31, 2023.

	12/31/2023	12/31/2022
Health and dental care plan (1)	211,279	164,428
Indemnification of FGTS	38,456	36,357
Seniority bonus	2,026	2,156
Life insurance (1)	13,062	12,615
Total	264,823	215,556
Current	23,612	21,809
Non-current	241,211	193,747

(1) Applicable to IPP, Tropical and Iconic.

Changes in the present value of the post-employment benefit obligation occurred as follows:

	12/31/2023	12/31/2022	12/31/2021
Opening balance	215,556	215,719	284,724
Expense for the year of continuing operations	17,521	20,944	15,585
Expense (revenue) for the year of discontinued operations	‐	494	2,951
Actuarial (gains) losses from changes in actuarial assumptions	52,099	(2,589)	(58,954)
Benefits paid directly by the Company and its subsidiaries	(20,353)	(19,012)	(18,400)
Exchange rates from post-employment benefits of foreign subsidiaries	-	-	217
Reclassification to liabilities held for sale (i)	-	-	(10,404)
Closing balance	264,823	215,556	215,719

The total expense for each year is presented below:

	2023	2022	2021
Health and dental care plan	11,182	14,660	15,265
Indemnification of FGTS	4,909	4,766	4,409
Seniority bonus	286	563	(4,886)
Life insurance	1,144	955	797
Total	17,521	20,944	15,585

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

The main actuarial assumptions used are:

Economic factors	12/31/2023	12/31/2022
	% p.a.	% p.a.
Discount rate for the actuarial obligation at present value	9.41	9.97
Average projected salary growth rate	6.83	6.98
Average projected bonus growth rate	7.33	7.07
Inflation rate (long term)	3.50	3.50
Growth rate of medical services	7.64	7.64
Average discount rate of medical services	9.53	10.01

Demographic factors

Mortality Table for the life insurance benefit - CSO-80

Mortality Table for other benefits – AT 2000 Basic decreased by 10%

Disability Mortality Table - RRB 1983 and RRB-1944

Disability Table – Weak light

Sensitivity analysis

The significant actuarial assumptions to determine the provision for post-employment benefits are: discount rate, salary growth and medical costs increases. The sensitivity analyses as of December 31, 2023, as shown below, were determined based on possible changes of assumptions occurring at the reporting date of the financial statements, keeping all other assumptions constant.

Assumption	Change in assumptions	Decrease in liability	Change in assumptions	Increase in liability
Discount rate	increase by 1.0 p.p.	26,978	decrease 1.0 p.p.	33,577
Salary growth rate	decrease by 1.0 p.p.	399	increase by 1.0 p.p.	432
Medical services growth rate	decrease by 1.0 p.p.	24,871	increase by 1.0 p.p.	30,738

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

Medical costs growth risk: the present value of the liability is calculated using as a reference the medical cost by age based on actual healthcare costs, projected based on the growth rate of medical services costs. An increase in the real medical costs will increase the corresponding liability.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

18 Provisions and contingent liabilities

a. Provisions for tax, civil and labor risks

The Company and its subsidiaries are parties to tax, civil, environmental, regulatory, and labor disputes at the administrative and judiciary levels.

The table below shows the breakdown of provisions by nature and their changes:

Provisions	Balance as of 12/31/2022	Additions	Reversals	Payments	Interest	Acquisition of subsidiary (i)	Balance as of 12/31/2023
IRPJ and CSLL (a.1)	559,217	14,597	(6,717)	‐	69,070	‐	636,167
Tax	68,434	46,743	(21,148)	(14,747)	27,101	789	107,172
Civil, environmental and regulatory claims	93,416	124,857	(29,402)	(39,071)	‐	458	150,258
Labor litigation	73,172	27,333	(27,308)	(16,310)	2,257	‐	59,144
Provision for indemnities (a.2)	150,820	32,691	(7,969)	‐	28,238	‐	203,780
Others	95,113	47,329	(8,031)	‐	13,198	‐	147,609
Total	1,040,172	293,550	(100,575)	(70,128)	139,864	1,247	1,304,130
Current	22,837						45,828
Non-current	1,017,335						1,258,302

(i) For further information, see Note 28.

Provisions	Balance as of 12/31/2021	Additions	Reversals	Payments	Interest	Balance as of 12/31/2022
IRPJ and CSLL (a.1)	552,172	7,154	(36,683)	‐	36,574	559,217
Tax	84,155	35,238	(14,907)	(38,097)	2,045	68,434
Civil, environmental and regulatory claims	108,761	18,326	(9,980)	(23,700)	9	93,416
Labor litigation	95,460	22,663	(22,387)	(23,142)	578	73,172
Provision for indemnities (a.2)	‐	150,820	‐	‐	‐	150,820
Others	91,637	4,812	(3,850)	-	2,514	95,113
Total	932,185	239,013	(87,807)	(84,939)	41,720	1,040,172
Current	119,942					22,837
Non-current	812,243					1,017,335

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

Provisions	Balance on 12/31/2020	Additions	Reversals	Payments	Interest	Reclassification to liabilities held for sale (i)	Balance as of 12/31/2021
IRPJ and CSLL	547,862	-	(6,966)	-	11,276	-	552,172
Tax	108,568	58,839	(83,536)	-	284	-	84,155
Civil, environmental, and regulatory claims	57,772	87,066	(9,702)	(8,116)	724	(18,983)	108,761
Labor litigation	90,675	42,826	(4,432)	(17,068)	2,620	(19,161)	95,460
Others	93,168	63	(1,457)	-	704	(841)	91,637
Total	898,045	188,794	(106,093)	(25,184)	15,608	(38,985)	932,185
Current	43,660						119,942
Non-current	854,385						812,243

(i) For further information see Note 29.

Balances of escrow deposits are as follows:

	12/31/2023	12/31/2022
Tax	856,830	790,979
Labor	37,715	42,624
Civil and others	138,172	112,780
	1,032,717	946,383

In the year ended December 31, 2023, the monetary adjustment on escrow deposits amounted to R$ 62,217 (R$ 26,969 as of December 31, 2022), recorded with a corresponding entry to financial income in profit or loss.

a.1 Provision for tax matters

On October 7, 2005, the subsidiaries Cia. Ultragaz and Bahiana filed for and obtained a preliminary injunction to recognize and offset PIS and COFINS credits on LPG purchases, against other taxes levied by the RFB, notably IRPJ and CSLL. The decision was confirmed by a trial court on May 16, 2008. Under the preliminary injunction, the subsidiaries made escrow deposits for these debits, which amounted to R$ 600,259 as of December 31, 2023 (R$ 569,415 as of December 31, 2022). On July 18, 2014, a second instance unfavorable decision was published, and the subsidiaries suspended the escrow deposits, and started to pay income taxes from that date. To revert the court decision, the subsidiaries presented a writ of prevention, which was dismissed on December 30, 2014 and the subsidiaries appealed this decision on February 3, 2015. Appeals were also presented to the respective higher courts - Superior Court of Justice (“STJ”) and Federal Supreme Court (“STF”) whose final trials are pending. At the STJ, the issue was subject to the system of Repetitive Appeals (Repetitive Issue No. 1093) and is awaiting judgment by the Superior Court.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

a.2 Provision for indemnities

On April 1, 2022, Ultrapar concluded the transaction for the sale of Oxiteno, for which it was agreed that the former shareholder, Ultrapar, is responsible, in accordance with the terms and conditions of the share purchase and sale agreement, for losses resulting from claims arising from acts, facts or omissions that occurred prior to the closing of the transaction. A provision for indemnities in the amount of R$ 168,568 was recorded, R$ 92,823 related to labor claims, R$ 17,584 related to civil claims and R$ 58,160 related to tax claims, which may be reimbursed to Indorama, in the event of materialization of such losses.

On August 1, 2022, Ultrapar concluded the transaction for the sale of Extrafarma, for which it was agreed that the former shareholder, subsidiary IPP, is responsible, in accordance with the terms and conditions of the share purchase and sale agreement, for losses resulting from claims arising from acts, facts or omissions that occurred prior to the closing of the transaction. A provision for indemnities in the amount of R$ 35,075 was recorded, R$ 16,259 of which related to labor claims, R$ 6,420 to civil claims and R$ 12,395 to tax claims, which may be reimbursed to Pague Menos, in the event of materialization of such losses.

b. Contingent liabilities (possible)

The Company and its subsidiaries are parties to tax, civil, environmental, regulatory, and labor claims whose likelihood of loss is assessed by the legal departments of the Company and its subsidiaries as possible, based on the opinion of its external legal advisors and based on these assessments, these claims were not provided for in the financial statements. The estimated amount of this contingency is R$ 4,013,392 as of December 31, 2023 (R$ 3,601,865 as of December 31, 2022).

b.1 Contingent liabilities for tax and social security matters

The Company and its subsidiaries have contingent liabilities for tax and social security matters in the amount of R$ 3,148,222 as of December 31, 2023 (R$ 2,656,479 as of December 31, 2022), mainly represented by:

b.1.1 The subsidiary IPP and its subsidiaries have assessments invalidating the offset of excise tax (“IPI”) credits in connection with the purchase of raw materials used in the manufacturing of products, which are subsequently sold, are not subject to IPI under the protection of tax immunity. The amount of this contingency is R$ 185,388 as of December 31, 2023 (R$ 182,446 as of December 31, 2022).

b.1.2 The subsidiary IPP and its subsidiaries have legal proceedings related to ICMS. The total amount involved in these proceedings was R$ 1,380,424 as of December 31, 2023 (R$ 1,376,199 as of December 31, 2022). Such proceedings arise mostly from: i) credits considered undue in the amount of R$ 149,061 as of December 31, 2023 (R$ 201,408 as of December 31, 2022), ii) alleged non-payment in the amount of R$ 196,693 as of December 31, 2023 (R$ 178,825 as of December 31, 2022); iii) conditioned fruition of tax incentive in the amount of R$ 193,912 as of December 31, 2023 (R$ 193,785 as of December 31, 2022); iv) inventory differences in the amount of R$ 282,254 as of December 31, 2023 (R$ 302,143 as of December 31, 2022); and v) 2% surcharge on products considered non-essential (hydrated ethanol) in the amount of R$ 271,518 (R$ 246,336 as of December 31, 2022).

b.1.3 The Company and its subsidiaries are parties to administrative and judicial suits involving Income Tax, Social Security Contribution, PIS and COFINS, substantially about denials of offset claims and credits disallowance which total R$ 1,394,010 as of December 31, 2023 (R$ 759,469 as of December 31, 2022), mainly represented by:

b.1.3.1 The subsidiary IPP received in 2017 a tax assessment related to the IRPJ and CSLL resulting from the alleged undue amortization of the goodwill paid on acquisition of investments, in the amount of R$ 251,789 as of December 31, 2023 (R$ 233,805 as of December 31, 2022), which includes the amount of the income taxes, interest and penalty.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

b.2 Contingent liabilities for civil, environmental, and regulatory claims

The Company and its subsidiaries have contingent liabilities for civil, environmental and regulatory claims in the amount of R$ 624,653 as of December 31, 2023 (R$ 690,052 as of December 31, 2022), mainly represented by:

b.2.1 The subsidiary Cia. Ultragaz is party to an administrative proceeding before Conselho Administrativo de Defesa Econômica (“CADE”), the Brazilian antitrust authority, based on alleged anti-competitive practices in the State of Minas Gerais in 2001. The CADE issued a decision against Cia. Ultragaz and imposed a penalty of R$ 36,935 as of December 31, 2023 (R$ 35,617 as of December 31, 2022). The imposition of such administrative decision was suspended by a court order and its merit is being judicially reviewed.

b.2.2 The subsidiary Cia. Ultragaz has lawsuits totaling R$ 113,756 as of December 31, 2023 (R$ 255,290 as of December 31, 2022) filed by resellers seeking the declaration of nullity and termination of distribution contracts, in addition to indemnities for losses and damages.

b.3 Contingent liabilities for labor matters

The Company and its subsidiaries have contingent liabilities for labor matters in the amount of R$ 240,515 as of December 31, 2023 (R$ 255,334 as of December 31, 2022).

b.4 Action for damages

In December 2022, the Company by means of its subsidiary Ipiranga, as the assignor, entered into an agreement with a Receivables Investment Fund (“FIDC”) to assign 90% of its receivables from an action for damages (contingent asset), with an initial fixed amount of R$ 140,000 recorded. The first portion of R$ 60,000 was received on December 29, 2022, and the remaining portion of R$ 80,000 (recorded under Other receivables as of December 31, 2022) was received on March 31, 2023, and bore interest based on DI rate calculated up to the settlement date. The underlying agreement establishes that the assignment transaction between the assignor and the assignee is irrevocable, irreversible, and transfers all risks and rewards.

c. Lubricants operation between Ipiranga and Chevron

In the lubricants' operation in Brazil between Chevron and subsidiary Ipiranga (see Note 3.c to the financial statements filed with CVM on February 20, 2019), it was agreed that each shareholder is responsible for any claims arising out of acts, facts or omissions that occurred prior to the transaction. The amounts of provisions of Chevron’s liability of R$ 29,022 (R$ 26,010 as of December 31, 2022) are reflected in the consolidation of these financial statements and an indemnification asset in the same amount was constituted, recorded under Other receivables – indemnification asset.

Additionally, in connection with the business combination, a provision of R$ 198,900 was recognized on December 1, 2017 related to contingent liabilities and an indemnification asset in the same amount was recognized under Other receivables – indemnification asset, with a balance of R$ 95,905 as of December 31, 2023 (R$ 100,548 as of December 31, 2022). The amounts of provisions and contingent liabilities recognized in the business combination and the liability of the shareholder Chevron will be reimbursed to subsidiary Iconic in the event of losses without the need to recognize an allowance for expected credit losses.

The amount of the provision of Chevron’s liability of R$ 29,022 refers substantially to: (i) R$ 25,777 ICMS assessments on sales for industrial purposes, in which the STF closed the judgment of the thesis unfavorably to taxpayers; (ii) R$ 3,030 labor claims.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

19 Subscription warrants – indemnification

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

On February 24, 2021, August 11, 2021, February 23, 2022, August 3, 2022, February 15, 2023 and August 9, 2023, the Board of Directors approved the issuance of, respectively, 70,939, 31,032, 43,925, 21,472, 31,211 and 8,199 common shares within the authorized capital limit provided by article 6 of the Company's Bylaws, due to the partial exercise of the rights conferred by the subscription warrants issued by the Company at the time of the merger of all Extrafarma shares into the Company, approved by the Extraordinary General Meeting (“EGM”) of the Company held on January 31, 2014.

As set out in the association agreement between the Company and Extrafarma of January 31, 2014 and due to the unfavorable decisions on some lawsuits with triggering events prior to January 31, 2014, 715,871 shares linked to the subscription warrants – indemnification were canceled and not issued. For the year ended December 31, 2023, R$ 45,084 was recorded as financial expense (financial income of R$ 5,099 for the year ended December 31, 2022 and finance income of R$ 33,180 for the year ended December 31,2021) due to the update of subscription warrants, and 3,293,074 shares linked to subscription warrants remain retained – indemnification which may be issued or canceled depending on whether the final decisions on the lawsuits will be favorable or unfavorable, being the maximum number of shares that can be issued in the future, totaling R$ 87,299 (R$ 42,776 as of December 31, 2022).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

20 Equity

a. Share capital

As of December 31, 2023, the subscribed and paid-up capital consists of 1,115,212,490 common shares with no par value (1,115,173,080 as of December 31, 2022), and the issuance of preferred shares and participation certificates is prohibited. Each common share entitles its holder to vote at Shareholders’ Meetings.

On April 19, 2023 the Ordinary General Meeting approved the increase in the Company's capital in the total amount of R$ 1,450,000, without the issuance of shares, through the incorporation into the share capital of part of the amounts recorded in the statutory reserve for investments, of R$ 567,425, and amounts recorded in the legal reserve, of R$ 882,575.

As of December 31, 2023, there were 52,197,033 common shares outstanding abroad in the form of ADRs (58,895,761 shares as of December 31, 2022 and 50,374,275 shares as of December 31, 2021).

b. Equity instrument granted

The Company has a share-based incentive plan that establishes the general terms and conditions for the concession of common shares issued by the Company held in treasury (see note 8.c). As of December 31, 2023, the balance of treasury shares granted with right of use was 9,515,384 common shares (6,184,427 as of December 31, 2022).

c. Treasury shares

The Company acquired its own shares at market prices, without capital reduction, to be held in treasury and to be subsequently disposed of or cancelled.

As of December 31, 2023, the balance was R$ 470,510 (R$ 479,674 as of December 31, 2022) and 16,195,439 common shares (19,974,556 as of December 31, 2022 and 23,756,393 as of December 31, 2021) were held unrestricted in the Company's treasury, acquired at an average cost of R$ 18.30.

The balance of treasury shares as of December 31, 2023 is as follows (in number of shares):

	12/31/2023	12/31/2022
Balance of unrestricted shares held in treasury	16,195,439	19,974,556
Balance of treasury shares granted with right of use (see note 20.b)	9,515,384	6,184,427
Total balance of treasury shares as of December 31, 2023	25,710,823	26,158,983

d. Revaluation reserve

The revaluation reserve, recognized prior to the adoption of the international accounting standards (IFRS), reflects the revaluation of assets of subsidiaries and is based on depreciation, write-off, or disposal of the revalued assets of the subsidiaries, as well as the tax effects recognized by these subsidiaries.

e. Profit reserves

e.1 Legal reserve

Under Brazilian Corporate Law the Company is required to allocate 5% of net annual earnings to a legal reserve, until the balance reaches 20% of share capital. As of December 31, 2023, the legal reserve totaled R$ 121,990 (R$ 882,575 as of December 31, 2022). This reserve may be used to increase capital or to absorb losses but may not be distributed as dividends.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
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

The investments reserve is free of distribution restrictions and totaled R$ 6,267,569 as of December 31, 2023 (R$ 5,228,561 as of December 31, 2022).

f. Accumulated other comprehensive income and cumulative translation adjustments

f.1 Other comprehensive income

(i)	Gains and losses on the hedging instruments of exchange rate related to firm commitment and highly probable transactions designated as cash flows hedges are recognized in equity as “Accumulated other comprehensive income”. Gains and losses are reclassified to initial cost of non-financial assets recognized in the statement of income at the moment of paid-off of the hedge instrument.
(ii)	Actuarial gains and losses relating to post-employment benefits, calculated based on a valuation conducted by an independent actuary, are recognized in equity under the heading “Accumulated other comprehensive income”. Gains and losses recorded in equity are not reclassified to profit or loss in subsequent periods
(iii)	The Company also recognizes in this item the effect of changes in the non-controlling interest in subsidiaries that do not result in loss of control. This amount corresponds to the difference between the amount by which the non-controlling interest was adjusted and the fair value of the consideration received or paid and represents a transaction with shareholders.

Balance and changes in Accumulated other comprehensive income of the Company are as follows:

	Fair value of cash flow hedging instruments (i)	Fair value of financial investments	Actuarial gain/(loss) of post-employment benefits (ii)	Non-controlling shareholders interest change (iii)	Others	Total
Balance as at December 31, 2020	(609,277)	269	(53,351)	197,369	-	(464,990)
Changes in fair value of financial instruments	12,036	(672)	-	-	-	11,364
IRPJ and CSLL on fair value	(4,060)	-	-	-	-	(4,060)
Actuarial gains of post-employment benefits of subsidiaries	-	-	49,550	-	-	49,550
IRPJ and CSLL on actuarial gains	-	-	(14,002)	-	-	(14,002)
Balance as of December 31, 2021	(601,301)	(403)	(17,803)	197,369	-	(422,138)
Changes in fair value of financial instruments	910,804	403	-	-	747	911,954
IRPJ and CSLL on fair value	(309,503)	-	-	-	-	(309,503)
Actuarial gains of post-employment benefits of subsidiaries	-	-	(610)	-	-	(610)
IRPJ and CSLL on actuarial gains	-	-	271	-	-	271
As of December 31, 2022	-	-	(18,142)	197,369	747	179,974
Changes in fair value of financial instruments	(11,375)	-	-	-	284	(11,091)
IRPJ and CSLL on fair value	3,691	-	-	-	-	3,691
Actuarial gains of own and subsidiaries’ post-employment benefits	-	-	(28,710)	-	-	(28,710)
IRPJ and CSLL on actuarial gains	-	-	10,244	-	-	10,244
As of December 31, 2023	(7,684)	-	(36,608)	197,369	1,031	154,108

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

f.2 Cumulative translation adjustments

The change in exchange rates on assets, liabilities, and income of foreign subsidiaries that have functional currency other than the presentation currency of the Company and an independent management and the exchange rate variation on notes in the foreign market, net of income taxes is directly recognized in the equity. This cumulative effect is reflected in profit or loss as a gain or loss only in case of disposal or write-off of the investment.

Balance and changes in cumulative translation adjustments of the Company are as follows:

	2023	2022	2021
Initial balance	-	304,645	231,596
Currency translation adjustment of foreign subsidiaries	-	(269,482)	97,113
Effect of foreign currency exchange rate variation on notes in the foreign market	-	80,057	(36,461)
IRPJ and CSLL on foreign currency exchange rate variation on notes in the foreign market	-	(27,219)	12,397
Reclassification to income due to sale of investment	-	(88,001)	-
Final balance	-	-	304,645

g. Capital reserve

The capital reserve reflects the gain or loss on the disposal of shares for concession of usufruct to executives of the Company's subsidiaries, when the plan is finalized, as mentioned in Note 8.c. Because of the association with Extrafarma in 2014, the Company recognized an increase in the capital reserve in the amount of R$ 498,812, due to the difference between the value attributed to share capital and the market value of the Ultrapar shares on the date of issuance, less R$ 2,260 related to the costs for the issuance of these shares. Additionally, on February 23, 2022, August 3, 2022, February 15, 2023 and August 9, 2023, there was an increase in the reserve in the amounts of R$ 651, R$ 291, R$ 411 and R$ 149, respectively, due to the partial exercise of the subscription warrants – indemnification (see Note 19).

h. Allocation of income for the year

The shareholders of the Company are entitled under the Bylaws to a minimum annual dividend of 25% of adjusted net income, after allocation of 5% to the legal reserve, calculated in accordance with Brazilian Corporate Law. The dividends and interest on capital in excess of the obligation established in the Bylaws are recognized in equity until the shareholders approve them. The proposed dividends payable that refers to the year 2022, the amount of which as of December 31, 2022 totaled R$ 109,515 (R$ 0.10 - ten cents of Brazilian Real per share), were approved by the Board of Directors on February 15, 2023 and were paid from March 3, 2023 onwards. On August 9, 2023, the distribution of interim dividends, attributed to the mandatory minimum dividend, of R$ 273,798 (R$ 0.25 - twenty-five cents of Brazilian Real per share) was approved, and the payment was made from August 25, 2023 onwards. The proposed dividends payable for the year 2023, the amount of which as of December 31, 2023 totaled R$ 439,684 (R$ 0.40 - forty cents of Brazilian Real per share) were approved by the Board of Directors on February 28, 2024 and was paid on March 15, 2024.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

The management's proposal for the allocation of net income for 2023 and for distribution of dividends is as follows:

Allocation of net income	12/31/2023	12/31/2022	12/31/2021
Net income for the year attributable to shareholders of Ultrapar	2,439,795	1,800,839	850,463
Legal reserve (5% of the net income)	(121,990)	(90,042)	(42,523)
Adjusted net income (basis for dividends)	2,317,805	1,710,797	807,940

Minimum mandatory dividends for the year (25% of the adjusted net income in 2023 and 2022, and 50% of the adjusted net income in 2021)	579,451	427,699	403,970
Total distribution	579,451	427,699	403,970
Interim dividends already distributed (R$ 0.25 per share in 2023 and R$ 0.20 per share in 2021)	(273,798)	-	(218,074)
Interest on capital, net of income tax, already paid (R$ 0.35 per share in 2022) (*)	-	(396,314)	-
Additional dividends to the minimum mandatory dividends	134,031	78,130	-
Balance of proposed dividends payable (R$ 0.40 per share in 2023, and R$ 0.10 per share in 2022, and R$ 0.17 per share in 2021)	439,684	109,515	185,896

Allocation of dividends
Minimum mandatory dividends for the year (25% of the adjusted net income in 2023 and 2022, and 50% of the adjusted net income in 2021)	579,451	427,699	185,896
Balance of proposed dividends	134,031	78,130	185,896

Allocation of net income
Legal reserve (5% of the net income)	121,990	90,042	42,523
Statutory reserve	1,604,323	1,204,968	403,970
Interim dividends	273,798	-	-
Interest on capital, net of income tax, already paid (R$ 0.35 per share) (*)	-	396,314	-
Minimum mandatory dividends for the year (25% of the adjusted net income in 2023 and 2022 (-) interim dividends, 50% of the adjusted net income in 2021)	305,653	31,385	403,970
Additional dividends to the minimum mandatory dividends	134,031	78,130	-
Total distribution of net income for the year attributable to shareholders of Ultrapar	2,439,795	1,800,839	850,463

(*) The gross amount of interest on capital was R$ 450,004

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

Changes in dividends payable are as follows:

Balance as of December 31, 2020	442,133
Provisions	478,366
Prescribed dividends	(11,816)
Payments	(705,753)
Reclassification to liabilities of subsidiaries held for sale	(70)
Balance as of December 31, 2021	202,860
Provisions	429,964
Prescribed dividends	(2,948)
Payments	(581,351)
Balance as of December 31, 2022	48,525
Provisions	688,189
Prescribed dividends	(2,048)
Payments	(400,025)
Balance as of December 31, 2023	334,641

21 Costs and expenses by nature

The Company presents its costs and expenses by function in the consolidated statement of income and presents below its expenses by nature:

	2023	2022	2021
Raw materials and materials for use and consumption (1)	(114,657,376)	(135,651,809)	(104,233,143)
Personnel expenses	(2,335,738)	(1,657,783)	(1,575,066)
Freight and storage	(1,378,054)	(1,033,718)	(899,188)
Decarbonization obligation (2)	(740,298)	(638,542)	(161,281)
Services provided by third parties	(662,542)	(442,379)	(399,904)
Depreciation and amortization	(840,377)	(732,241)	(653,118)
Amortization of right-of-use assets	(305,899)	(288,419)	(260,716)
Advertising and marketing	(235,167)	(102,205)	(106,352)
Extemporaneous tax credits (3)	19,527	34,247	213,183
Other expenses and income, net (4)	(468,795)	45,604	(54,432)
Total	(121,604,719)	(140,467,245)	(108,130,017)
Classified as:
Cost of products and services sold	(116,730,469)	(136,276,257)	(104,827,966)
Selling and marketing	(2,253,226)	(2,141,985)	(1,931,666)
General and administrative expenses	(2,018,159)	(1,534,481)	(1,466,551)
Other operating income (expenses), net	(602,865)	(514,522)	96,166
Total	(121,604,719)	(140,467,245)	(108,130,017)

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

(1)	Includes credits of PIS and COFINS that refers to Law 192. For further information, see Note 7.
(2)	Refers to the obligation adopted by RenovaBio to meet decarbonization targets for the gas and oil sector. The amounts are presented in Other operating income (expenses), net. For further information, see Note 14.b
(3)	Refers substantially to PIS and COFINS credits recorded in 2022 and 2023. On March 15, 2017, due to general repercussions, the STF decided that ICMS does not compose the PIS and COFINS calculation basis. After filing of the Federal Government's Motion for Clarification, the STF definitively ruled about the thesis on May 13, 2021, reaffirming the exclusion of the ICMS from the PIS and COFINS calculation basis and modulating the effects of the decision for the lawsuits filed after March 15, 2017. Certain subsidiaries have credits arising from favorable decisions on the exclusion of ICMS from the PIS and COFINS calculation basis, and the respective subsidies for proving the amounts to be refunded were duly confirmed by Management and recorded in Other operating income (expenses), net in the statement of income.
(4)	Includes gains from receipt of asset insurance claims in the amount of R$ 49,355.

22 Gain (loss) on disposal of property, plant and equipment and intangible assets

The gain or loss is determined as the difference between the selling price and residual book value of the investment, property, plant and equipment, and intangible asset. The accumulated result until December 31, 2023 was a gain of R$ 121,935 (gain of R$ 169,289 in 2022 and gain of R$ 184,189 in 2021).

23 Financial result, net

	2023	2022	2021
Financial income:
Interest on financial investments	518,607	388,675	101,326
Interest from customers	127,562	128,052	109,999
Update of subscription warrants (see Note 19)	‐	5,099	33,180
Selic interest on PIS/COFINS credits	132,257	35,268	201,795
Update of provisions and other income	102,458	149,595	13,854
	880,884	706,689	460,154
Financial expenses:
Interest on loans	(1,482,183)	(1,465,259)	(716,969)
Interest on leases payable	(143,005)	(128,069)	(110,878)
Update of subscription warrants (see Note 19)	(45,084)	‐	-
Bank charges, financial transactions tax, and other taxes	(156,481)	(119,828)	(70,801)
Exchange variations, net of gain (loss) on hedging instruments	38,161	(458,032)	(239,106)
Update of provisions, net, and other expenses	(91,422)	(4,709)	(85,132)
	(1,880,014)	(2,175,897)	(1,222,886)
Total	(999,130)	(1,469,208)	(762,732)

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

24 Earnings per share

The table below presents a reconciliation of numerators and denominators used in computing earnings per share. The Company has a stock plan and subscription warrants, as mentioned in Notes 8.c and 19, respectively.

	2023	2022			2021
	Total	Continuing operations	Discontinued operations	Total	Continuing operations	Discontinued operations(i)	Total
Basic earnings per share
Net income for the year of the Company	2,439,795	1,498,981	301,858	1,800,839	785,199	65,264	850,463
Weighted average number of shares outstanding (in thousands)	1,095,469	1,091,990	1,091,990	1,091,990	1,090,500	1,090,500	1,090,500
Basic earnings per share - R$	2.2272	1.3727	0.2764	1.6491	0.7200	0.0598	0.7799
Diluted earnings per share
Net income for the year of the Company	2,439,795	1,498,981	301,858	1,800,839	785,199	65,264	850,463
Weighted average number of outstanding shares (in thousands), including dilution effects	1,104,942	1,098,692	1,098,692	1,098,692	1,096,962	1,096,962	1,096,962
Diluted earnings per share - R$	2.2081	1.3643	0.2747	1.6391	0.7158	0.0595	0.7753
Weighted average number of shares (in thousands)
Weighted average number of shares for basic earnings per share	1,095,469			1,091,990			1,090,500
Dilution effect
Subscription warrants	3,334			3,445			3,548
Stock plan	6,139			3,257			2,914
Weighted average number of shares for diluted earnings per share	1,104,942			1,098,692			1,096,962

(i) For further details, see Note 29.

Earnings per share of 2023 considers the issuance of 2,613,452 common shares due to the partial exercise of the rights conferred by the subscription warrants disclosed in Note 19.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

25 Segment information

The Company has three relevant business segments, working in energy and infrastructure logistics: Ipiranga, Ultragaz and Ultracargo. The gas distribution segment (Ultragaz) distributes LPG to residential, commercial, and industrial consumers. The fuel distribution segment (Ipiranga) operates the distribution and sale of gasoline, ethanol, diesel, fuel oil, kerosene, natural gas for vehicles, and lubricants and related activities. The storage segment (Ultracargo) operates liquid bulk terminals. The digital payments segment (Abastece aí) offers digital payments services, combining the “abastece aí” app and the loyalty program “Km de Vantagens”. In 2022, Ultrapar has ceased to present abastece aí as a separate segment, due to the small relevance of this business relative to the overall results of the Company. The segments shown in the financial statements are strategic business units supplying different products and services. Intersegment sales are made considering the conditions negotiated between the parties.

a. Financial information related to segments

The main financial information of each of the continuing operations of the Company’s segments is as follows.

2023
Statement of income	Ipiranga	Ultragaz	Ultracargo	Others (1) (2)	Subtotal Segments	Eliminations	Total

Net revenue from sales and services	114,374,621	10,670,793	1,015,564	478,994	126,539,972	(491,271)	126,048,701
Transactions with third parties	114,087,604	10,669,365	815,249	476,483	126,048,701	-	126,048,701
Intersegment transactions	287,017	1,428	200,315	2,511	491,271	(491,271)	-
Cost of products and services sold	(107,929,732)	(8,485,215)	(355,798)	(426,256)	(117,197,001)	466,532	(116,730,469)
Gross profit	6,444,889	2,185,578	659,766	52,738	9,342,971	(24,739)	9,318,232
Operating income (expenses)
Selling and marketing	(1,606,134)	(626,554)	(11,395)	(9,143)	(2,253,226)	‐	(2,253,226)
General and administrative	(1,208,306)	(298,171)	(167,344)	(369,077)	(2,042,898)	24,739	(2,018,159)
Gain (loss) on disposal of property, plant and equipment and intangible assets	169,276	13,199	103	(1,587)	180,991	(59,056)	121,935
Other operating income (expenses), net	(658,614)	20,191	2,335	33,223	(602,865)	‐	(602,865)
Operating income (loss)	3,141,111	1,294,243	483,465	(293,846)	4,624,973	(59,056)	4,565,917
Share of profit (loss) of subsidiaries, joint ventures and associates	(7,508)	26	11,764	7,626	11,908	‐	11,908
Income (loss) before financial result and income and social contribution taxes	3,133,603	1,294,269	495,229	(286,220)	4,636,881	(59,056)	4,577,825
Depreciation of PP&E and amortization of intangible assets	404,831	291,462	105,274	39,302	840,869	(492)	840,377
Amortization of contractual assets with customers - exclusivity rights	606,036	1,410	‐	‐	607,446	‐	607,446
Amortization of right-of-use assets	209,994	61,124	30,454	4,327	305,899	‐	305,899
Total depreciation and amortization	1,220,861	353,996	135,728	43,629	1,754,214	(492)	1,753,722

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

2022
Statement of income	Ipiranga	Ultragaz	Ultracargo	Others (1) (2)	Subtotal Segments	Eliminations	Total

Net revenue from sales and services	131,337,966	11,483,398	867,148	218,770	143,907,282	(272,574)	143,634,708
Transactions with third parties	131,253,637	11,480,697	684,350	216,024	143,634,708	-	143,634,708
Intersegment transactions	84,329	2,701	182,798	2,746	272,574	(272,574)	-
Cost of products and services sold	(126,569,490)	(9,446,354)	(340,621)	(185,914)	(136,542,379)	266,122	(136,276,257)
Gross profit	4,768,476	2,037,044	526,527	32,856	7,364,903	(6,452)	7,358,451
Operating income (expenses)
Selling and marketing	(1,552,636)	(576,087)	(12,701)	(561)	(2,141,985)	‐	(2,141,985)
General and administrative	(828,753)	(257,315)	(134,208)	(320,657)	(1,540,933)	6,452	(1,534,481)
Gain (loss) on disposal of property, plant and equipment and intangible assets	168,709	(1,381)	(887)	2,848	169,289	‐	169,289
Other operating income (expenses), net	(525,966)	6,235	3,330	1,879	(514,522)	‐	(514,522)
Operating income	2,029,830	1,208,496	382,061	(283,635)	3,336,752	‐	3,336,752
Share of profit (loss) of subsidiaries, joint ventures and associates	(10,052)	13	(3,880)	26,100	12,181	‐	12,181
Income (loss) before financial result and income and social contribution taxes	2,019,778	1,208,509	378,181	(257,535)	3,348,933	‐	3,348,933
Depreciation of PP&E and amortization of intangible assets	353,962	239,204	94,337	44,738	732,241	‐	732,241
Amortization of contractual assets with customers - exclusivity rights	503,751	1,502	-	‐	505,253	(346)	504,907
Amortization of right-of-use assets	191,178	56,177	37,124	3,940	288,419	‐	288,419
Total depreciation and amortization	1,048,891	296,883	131,461	48,678	1,525,913	(346)	1,525,567

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

	2021
Income	Ipiranga	Ultragaz	Ultracargo	Abastece aí	Subtotal	Others (1) (2)	Elimination	Total

Net revenue from sales and services	99,382,617	9,744,659	713,096	84,733	109,925,105	22,452	(214,715)	109,732,842
Transactions with third parties	99,382,547	9,740,657	518,762	84,733	109,726,699	6,143	-	109,732,842
Intersegment transactions	70	4,002	194,334	-	198,406	16,309	(214,715)	-
Cost of products and services sold	(96,110,408)	(8,626,340)	(285,406)	-	(105,022,154)	70	194,118	(104,827,966)
Gross profit	3,272,209	1,118,319	427,690	84,733	4,902,951	22,522	(20,597)	4,904,876
Operating income (expenses)
Selling and marketing	(1,409,350)	(438,697)	(9,213)	(71,345)	(1,928,605)	(6,184)	-	(1,934,789)
Loss allowance (reversion) for expected credit losses	23,536	(20,482)	69	-	3,123	-	-	3,123
General and administrative	(846,441)	(202,002)	(127,117)	(113,544)	(1,289,104)	(198,044)	20,597	(1,466,551)
Gain (loss) on disposal of property, plant and equipment and intangibles	183,862	2,138	(1,754)	(9)	184,237	(48)	-	184,189
Other operating income, net	74,574	10,976	3,876	5,159	94,585	1,581	-	96,166
Operating income (loss)	1,298,390	470,252	293,551	(95,006)	1,967,187	(180,173)	-	1,787,014
Share of profit (loss) of subsidiaries, joint ventures and associates	(859)	(104)	602	-	(361)	(17,273)	-	(17,634)
Operating income before finance income (expenses) and income and social contribution taxes	1,297,531	470,148	294,153	(95,006)	1,966,826	(197,446)	-	1,769,380
Depreciation of PP&E and amortization of intangible assets charges	325,942	211,014	76,421	14,365	627,742	25,376	-	653,118
Amortization of contractual assets with customers – exclusive rights	280,975	1,546	-	-	282,521	-	-	282,521
Amortization of right-of-use assets	182,245	46,579	25,440	267	254,531	6,185	-	260,716
Total of depreciation and amortization	789,162	259,139	101,861	14,632	1,164,794	31,561	-	1,196,355

(1)	Includes in the line “General and administrative and Revenue from sale of goods” the amount of R$ 167,929 in 2023 (R$ 157,621 in 2022 and R$ 154,640 in 2021) of expenses related to Ultrapar's holding structure.
(2)	The “Others” column refers to the parent Ultrapar and the subsidiaries Abastece Aí, Millenium, Serma, Imaven Imóveis Ltda. (“Imaven”), Ultrapar International, Ultrapar Empreendimentos, UVC Investimentos, UVC - Fundo de investimento and share of profit (loss) of joint venture RPR. In 2022 the Company ceased to present Abastece Aí as a separate segment, including its balance in the “Others” column.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

12/31/2023
Item - Cash flows	Ipiranga	Ultragaz	Ultracargo	Others(3)	Subtotal Segments	Eliminations	Total
Acquisition of property, plant and equipment	459,558	376,312	292,653	15,134	1,143,657	(131,018)	1,012,639
Capitalized interest and other items included in property, plant and equipment and provision for ARO	35,412	‐	‐	‐	35,412	‐	35,412
Acquisition of intangible assets	168,547	56,540	1,060	56,041	282,188	(7,497)	274,691
Payments of contractual assets with customers - exclusivity rights	597,798	‐	‐	‐	597,798	‐	597,798
Decarbonization credits (note 14)	778,496	‐	‐	389	778,885	‐	778,885

12/31/2022
Item - Cash flows	Ipiranga	Ultragaz	Ultracargo	Others (3)	Subtotal Segments	Eliminations	Total
Acquisition of property, plant and equipment	427,861	318,750	175,984	6,641	929,236	‐	929,236
Capitalized interest and other items included in property, plant and equipment and provision for ARO	32,628	‐	‐	‐	32,628	‐	32,628
Acquisition of intangible assets	194,385	38,876	9,125	35,214	277,600	‐	277,600
Payments of contractual assets with customers - exclusivity rights	769,119	‐	‐	‐	769,119	‐	769,119
Decarbonization credits (note 14)	635,130	‐	‐	‐	635,130	‐	635,130

12/31/2021
Item - Cash flows	Ipiranga	Ultragaz	Ultracargo	Abastece aí	Others(3)	Subtotal Segments	Eliminations	Total
Acquisition of property, plant and equipment	386,693	336,871	298,272	636	5,947	1,028,419	‐	1,028,419
Capitalized interest and other items included in property, plant and equipment and provision for ARO	7,683	‐	2,782		‐	10,465	‐	10,465
Acquisition of intangible assets	156,498	30,150	15,819	34,824	197	237,488	‐	237,488
Payments of contractual assets with customers - exclusivity rights	420,261	‐	‐		‐	420,261	‐	420,261
Decarbonization credits (note 16)	176,837	‐	‐		‐	176,837	‐	176,837

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

12/31/2023
Assets	Ipiranga	Ultragaz	Ultracargo	Others (3)	Subtotal Segments	Total
Total assets (excluding intersegment transactions)	25,042,098	4,144,983	3,233,270	5,831,623	38,251,974	38,251,974

12/31/2022
Assets	Ipiranga	Ultragaz	Ultracargo	Others (3)	Subtotal Segments	Total
Total assets (excluding intersegment transactions)	23,342,826	4,281,857	3,045,407	5,770,913	36,441,003	36,441,003

(3)	The “Others” column comprises the parent Ultrapar (including goodwill from certain acquisitions) and the subsidiaries Abastece Aí, Millenium, Serma, Imaven, Ultrapar International, UVC Investimentos and UVC - Fundo de investimento.

b. Geographic area information

The subsidiaries generate revenue from operations in Brazil, as well as from exports of products and services to foreign customers, as disclosed below:

	2023	2022	2021
Net revenue from sales and services:
Brazil	124,400,378	140,801,146	109,598,146
United States of America and Canada	1,084,594	1,785,413	35,279
Other Latin American countries	204,306	73,351	69,523
Europe	202,665	607,416	18,876
Asia and Others	156,758	367,382	11,018
Total	126,048,701	143,634,708	109,732,842

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

26 Risks and financial instruments

a. Risk management and financial instruments - governance

The main risks to which the Company and its subsidiaries are exposed reflect strategic/operational and economic/financial aspects. Operational/strategic risks (including, but not limited to, demand behavior, competition, technological innovation, and material changes in the industry structure) are addressed by the Company’s management model. Economic/financial risks primarily reflect default of customers, behavior of macroeconomic variables, such as commodities prices, exchange and interest rates, as well as the characteristics of the financial instruments used by the Company and its subsidiaries and their counterparties. These risks are managed through control policies, specific strategies, and the establishment of limits.

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

The execution of the Policy is made by corporate financial board, through its treasury department, with the assistance of the controllership, tax and legal departments.

The monitoring of compliance of the Policy and possible issues is the responsibility of the Financial Risk Committee (“Committee”), which is composed of the CFO, Administration and Control Director and other directors to be designated by the CFO, who meet quarterly. The monthly monitoring of Policy standards is the responsibility of the CFO.

The approval of the Policy and the periodic assessment of Company exposure to financial risks are subject to the approval of the Company’s Board of Directors.

The Audit and Risk Committee (“CAR”) advises the Board of Directors in the assessment of controls effectiveness, and the parameters of management and exposure of the Company to financial risks, and advices the Board of Directors in the assessment of eventual proposals for revision of the Policy. The Risk, Integrity and Audit Director monitors compliance with the Policy and reports to CAR the exposure to the risks and compliance with such Policy and reports any non-compliance with the Policy to the Board of Directors.

b. Currency risk

Most transactions of the Company, through its subsidiaries, are located in Brazil and , therefore, the reference currency for risk management is the Brazilian Real (Company’s functional currency). Currency risk management is guided by neutrality of currency exposures and considers the risks of the Company and its subsidiaries and their exposure to changes in exchange rates. The Company considers as its main currency exposures the changes in assets and liabilities in foreign currency.

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

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

b.1 Assets and liabilities in foreign currencies

	12/31/2023	12/31/2022
Assets in foreign currency
Cash, cash equivalents and financial investments in foreign currency (except hedging instruments)	371,474	311,017
Foreign trade receivables, net of allowance for expected credit losses	84,855	6,131
Other receivables	715,877	727,057
Other assets of foreign subsidiaries	152,393	280,738
	1,324,599	1,324,943
Liabilities in foreign currency
Financing in foreign currency, gross of transaction costs and negative goodwill of notes in the foreign market (1)	(5,297,013)	(5,213,100)
Payables arising from imports	(1,730,426)	(1,939,984)
	(7,027,439)	(7,153,084)
Balance (gross) of foreign currency hedging instruments	5,309,125	5,274,302
Net liability position - total	(393,715)	(553,839)
Net liability position - effect on statement of income	(382,858)	(553,839)
Net liability position - effect on equity	(10,857)	-

(1)	As of December 31, 2023, the amount of negative goodwill of notes in the foreign market was R$ 8,107 (R$ 10,968 as of December 31, 2022).

b.2 Sensitivity analysis of assets and liabilities in foreign currency

For the base scenario, the average U.S. dollar rate of R$ 4.9416 (*) was used, based on future market curves as of December 31, 2023 on the net position of the Company exposed to the currency risk, simulating the effects of appreciation and devaluation of the Real in the income statement. As of December 31, 2023, the closing rate considered was R$ 4.8413.

The table below shows the effects of the exchange rate changes on the net liability position of R$ 393,715 in foreign currency as of December 31, 2023:

	Risk	Probable Scenario
Effect on statement of income	Real devaluation	(7,935)
Effect on equity	Real devaluation	(225)
	Net effect	(8,160)
Effect on statement of income	Real appreciation	7,935
Effect on equity	Real appreciation	225
	Net effect	8,160

(*) Average US dollar on December 31, 2023, according to benchmark rates as published by B3.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

c. Interest rate risk

The Company and its subsidiaries adopt policies for borrowing and investing financial resources and for capital cost minimization. The financial investments of the Company and its subsidiaries are primarily held in transactions linked to the DI, as set forth in Note 4. Fundraising primarily relates to debentures and borrowings in foreign currency, as disclosed in Note 15.

The Company seeks to maintain most of its financial assets and liabilities at floating rates.

c.1 Assets and liabilities exposed to floating interest rates

The financial assets and liabilities exposed to floating interest rates are demonstrated below:

	Note	12/31/2023	12/31/2022
DI
Cash equivalents	4.a	5,476,726	5,204,766
Financial investments	4.b	82,592	406,683
Trade receivables - sale of subsidiaries	5.c	208,487	369,508
Loans and debentures	15	(1,242,524)	(2,460,698)
Liability position of foreign exchange hedging instruments - DI	26.g	(4,629,475)	(2,651,609)
Liability position of fixed interest instruments + IPCA - DI	26.g	(3,938,201)	(3,416,868)
Net liability position in DI		(4,042,395)	(2,548,218)

TJLP
Loans – TJLP	15	(1,264)	-
Net liability position in TJLP		(1,264)	-
Total net liability position exposed to floating interest		(4,043,659)	(2,548,218)

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

c.2 Sensitivity analysis of floating interest rate risk

For the sensitivity analysis of floating rate risks on December 31, 2023, the Company used the market curves of the benchmark indexes (DI and TJLP) as a base scenario.

The tables below show the incremental expenses and income that would be recognized in finance income, if the market curves of floating interest at the base date were applied to the average balances of the current year, due to the effect of floating interest rate.

		12/31/2023
Exposure to floating interest	Risk	Probable Scenario
Effect on interest of cash equivalents and financial investments	Decrease in DI (i)	(774)
Effect on interest of debt in DI	Decrease in DI (i)	17,516
Effect on income of short positions in DI of debt hedging instruments	Decrease in DI (i)	123,687
Incremental revenues/(expenses)		140,429
Effect on interest of debt in TJLP	TJLP decrease	7
Incremental expenses		7

(i)	The annual base rate used was 13.04% and the sensitivity rate was 10.82% according to reference rates made available by B3, proportional to the 12 months period to sensitivity analysis.

d. Credit risks

The financial instruments that would expose the Company and its subsidiaries to credit risks of the counterparty are basically represented by cash and cash equivalents, financial investments, hedging instruments and other receivables (see Note 4), and trade receivables (see Note 5).

d.1 Counterparties credit risk

Such risk results from the inability of counterparties to comply with their financial obligations to the Company and its subsidiaries due to insolvency, in addition to the risk related to the assets which composes an exposure. The Company and its subsidiaries regularly conduct a credit analysis of the institutions with which they hold cash and cash equivalents, financial investments, and hedging instruments through various methodologies that assess liquidity, solvency, leverage, portfolio quality, among others, prioritizing security and solidity. The volume of cash and cash equivalents, financial investments, hedging instruments and other assets are subject to maximum limits by each institution and, therefore, require diversification of counterparties.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

d.2 Government credit risk

The Company's policy allows investments in government securities from countries with determined investment grade attributed by specialized credit rating agencies (S&P, Moody’s and Fitch) and in Brazilian government bonds. The volume of such financial investments is subject to maximum limits by each country and, therefore, requires diversification of counterparties.

The credit risk of financial institutions and governments related to cash and cash equivalents, financial investments and derivative financial instruments, by counterparty rating, is summarized below:

	Fair value
Counterparty credit rating	12/31/2023	12/31/2022
AAA	6,714,493	5,720,996
AA	408,375	809,583
A	464	3,457
Others (*)	47,231	50,926
Total	7,170,563	6,584,962

(*) Refers substantially to investments as minority interest, which are classified as long term investments.

d.3 Customer credit risk

The credit policy establishes the analysis of the profile of each new customer, individually, regarding their financial condition. The credit analysis carried out by the Company’s subsidiaries includes the evaluation of external ratings, when available, financial statements, credit bureau information, industry information and, when necessary, bank references. Credit limits are established for each customer and reviewed periodically, in a shorter period the greater the risk, depending on the approval of the responsible area in cases of sales that exceed these limits.

In monitoring credit risk, customers are grouped according to their credit characteristics and depending on the business the grouping takes into account, for example, whether they are individual or corporate customers, whether they are wholesalers, resellers or final customers, considering also the geographic area.

The expected credit losses are calculated by the expected loss approach based on the probability of default rates. Loss rates are calculated on the basis of the average probability of a receivable amount to advance through successive stages of default until full write-off. The probability of default calculation takes into account a credit risk score for each exposure, based on data considered to be capable of foreseeing the risk of loss, with addition of the credit assessment based on experience.

Such credit risks are managed by each business unit through specific criteria for acceptance of customers and their credit rating and are additionally mitigated by the diversification of sales. No single customer or group accounts for more than 10% of total revenue.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

The Company’s subsidiaries request guarantees related to trade receivables and other receivables in specific situations to customers. The Company’s subsidiaries maintained the following allowance for expected credit losses from its trade receivables and reseller financing:

	12/31/2023	12/31/2022
Ipiranga	350,375	373,514
Ultragaz	116,583	120,076
Ultracargo	1,301	2,450
Others	591	‐
Total	468,850	496,040

The table below presents information on credit risk exposure, resulting from balances of trade receivables and reseller financing:

	12/31/2023			12/31/2022
	Weighted average rate of losses	Accounting balance	Allowance for expected credit losses	Weighted average rate of losses	Accounting balance	Allowance for expected credit losses
Current	0.5%	4,412,278	24,131	0.5%	4,756,388	22,752
Less than 30 days	17.6%	61,451	4,683	7.5%	29,817	2,230
31-60 days	4.9%	57,753	2,841	11.1%	22,633	2,516
61-90 days	15.3%	23,845	3,646	26.5%	32,522	8,617
91-180 days	32.9%	47,430	15,609	34.4%	58,529	20,159
More than 180 days	48.8%	856,602	417,940	50.7%	868,072	439,766
		5,459,359	468,850		5,767,961	496,040

The information on allowance for expected credit losses balances by geographic area is as follows:

	12/31/2023	12/31/2022
Brazil	467,545	495,929
United States of America and Canada	9	61
Other Latin American countries	40	31
Europe	425	5
Others	831	14
	468,850	496,040

For further information on the allowance for expected credit losses, see Notes 5.a and 5.b.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

d.4 Commodities price risk

The Company and its subsidiaries are exposed to commodity price risk, due to the fluctuation in prices for diesel and gasoline, among others. These products are traded on the stock exchange and are subjected to the impacts of macroeconomic and geopolitical factors outside the control of the Company and its subsidiaries.

To mitigate the risk of the fluctuation of diesel and gasoline prices, the Company and its subsidiaries permanently monitor the market, seeking the protection of price movements through hedge transactions, using contracts of derivatives traded on the stock exchange and over-the-counter.

The table below shows the sensitivity analysis and positions of derivative financial instruments to hedge commodity price risk as of December 31, 2023 and December 31, 2022:

Derivative	Contract			Notional amount (m3)		Notional amount (USD thousand)		Fair value (R$ thousand)		Possible scenario (∆ of 10% - R$ thousand)
	Position	Product	Maturity	12/31/2023	12/31/2022	12/31/2023	12/31/2022	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Commodity Forward	Sold	Heating Oil	Feb-24	189,113	158,828	131,473	150,498	21,918	(52,214)	(2,308)	(124,293)
Commodity Forward	Sold	RBOB	Feb-24	6,677	52,466	3,807	31,382	440	(15,481)	(11)	(33,404)
Commodity Forward	Sold	Soybean Oil	Mar-24	1,951	-	2,977	-	(52)	-	22	-
Commodity Forward	Sold	Sea Freight	Jan-24	40,000	-	1,533	-	(1,505)	-	3,428	-
Commodity Forward	Sold	Marine Fuel	Mar-24	1,727	-	8,231	-	(99)	-	1,532	-
								20,702	(67,695)	2,663	(157,697)

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
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

The Company and its subsidiaries have sufficient working capital and sources of financing to meet their current needs. The gross indebtedness due over the next twelve months, including estimated interest on loans, totaled R$ 2,363,334 (for quantitative information, see Note 15). As of December 31, 2023, the Company and its subsidiaries had R$ 6,218,622 in cash, cash equivalents, and short-term investments (for quantitative information, see Note 4).

The table below presents a summary of financial liabilities and leases payable as of December 31, 2023 by the Company and its subsidiaries, listed by maturity. The amounts disclosed in this table are the contractual undiscounted cash flows, and, therefore, these amounts may be different from the amounts disclosed in the statement of financial position.

	Total	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
Loans, including future contractual interest (1) (2)	13,410,042	2,363,334	4,870,579	3,257,994	2,918,135
Derivative financial instruments (3)	1,874,134	673,031	752,126	387,637	61,340
Trade payables	4,682,671	4,682,671	‐	‐	‐
Trade payables - reverse factoring	1,039,366	1,039,366	-	-	-
Leases payable	2,309,776	418,450	549,950	337,721	1,003,655
Financial liabilities of customers	362,581	18,670	343,911	-	‐
Contingent consideration	112,196	‐	‐	112,196	‐
Other payables	190,090	176,813	11,409	1,868	-

(1)	The interest on loans was estimated based on the US dollar futures contracts, Yen futures contracts, Euro futures contracts and on the future yield curves of the DI x fixed rate and DI x IPCA contracts, quoted on B3 as of December 31, 2023.
(2)	Includes estimated interest on short-term and long-term loans until the contractually foreseen payment date.
(3)

The derivative financial instruments were estimated based on the US dollar futures contracts and the future yield curves of the DI x fixed rate and DI x IPCA contracts, quoted on B3 as of December 31, 2023. In the table above, only the hedging instruments with negative results at the time of settlement were considered.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

f. Capital management

The Company manages its capital structure based on indicators and benchmarks to ensure business continuity while maximizing return to shareholders by optimizing its debt and capital structure.

Capital structure is comprised of net debt (loans and financing, including debentures, according to note 15 and leases payable according to Note 12.b, after deduction of cash, cash equivalents and financial investments, according to Note 4, and equity. The Company can change its capital structure depending on the economic and financial conditions, in order to optimize its financial leverage and capital management. The Company seeks to improve its return on invested capital by implementing efficient working capital management and a selective investment program.

Annually, the Company and its subsidiaries revise their capital structure, evaluating the cost of capital and the risks associated with each class of capital including the leverage ratio analysis, which is determined as the ratio between net debt and equity.

The leverage ratio at the end of the year is as follows:

	12/31/2023	12/31/2022
Gross debt (a)	13,291,951	13,274,130
Cash, cash equivalents, and short-term investments (b)	7,170,563	6,584,962
Net debt = (a) - (b)	6,121,388	6,689,168
Equity	14,029,826	12,174,968
Net debt-to-equity ratio	43.63%	54.94%

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
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

The table below summarizes the gross balance of the position of hedging instruments contracted as well as of the gains (losses) that affect the equity and the statement of income of the Company and its subsidiaries:

Derivatives designated as hedge accounting
Product	Hedged object	Contracted rates		Maturity	Note	Notional amount[1]	Fair value as of 12/31/2023		Gains (losses) as of 12/31/2023
		Assets	Liabilities			12/31/2023	Assets	Liabilities	Income Statement	Equity
Foreign exchange swap	Financing	USD + 0.00%	53.60% of DI	Oct-26	26.h.2	USD 234,000	-	(106,657)	(145,949)	(10,857)
Foreign exchange swap	Financing	USD + 5.47%	110.02% of DI	Sept-25	26.h.1	USD 206,067	-	(119,094)	(223,555)	-
Foreign exchange swap	Financing	EUR + 5.12%	111.93% of DI	Jan-24	26.h.1	EUR 22,480	-	(22,529)	(23,304)	-
Foreign exchange swap	Financing	JPY + 1.50%	109.40% of DI	Mar-25	26.h.1	JPY12,564,393	-	(120,746)	(130,726)	-
Interest rate swap	Financing	IPCA + 5.03%	102.87% of DI	Jun-32	26.h.1	BRL 3,226,054	598,311	-	260,301	-
Interest rate swap	Financing	10.48%	103.64% of DI	Jun-27	26.h.1	BRL 615,791	12,515	(3,182)	10,694	-
Commodity Forward	Firm commitments	BRL	Heating Oil/ RBOB	Jan-24	26.h.1	USD 129,894	22,343	(854)	(50,977)	-
NDF	Firm commitments	BRL	USD	Feb-24	26.h.1	USD 211,179	3,959	(833)	19,012	-
							637,128	(373,895)	(284,504)	(10,857)

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

Product	Hedged object	Contracted rates		Maturity	Note	Notional amount[1]	Fair value as of 12/31/2022		Gains (losses) as of 12/31/2022
		Assets	Liabilities			12/31/2022	Assets	Liabilities	Income Statement	Equity
Foreign exchange swap	Financing	USD + 4.95%	106.67% of DI	Sept-25	26.h.1	USD 221,339	106,550	(9,243)	(121,296)	-
Foreign exchange swap	Financing	EUR + 3.42%	111.60% of DI	Mar-23	26.h.1	EUR 9,709	1,954	-	2,573	-
Foreign exchange swap	Financing	USD + LIBOR-3M + 1.14%	105.00% of DI	-	26.h.1	-	-	-	(21,566)	-
Interest rate swap	Financing	IPCA + 5.03%	102.87% of DI	Jun-32	26.h.1	BRL 3,226,054	173,741	(59,789)	(143,762)	-
Interest rate swap	Financing	6.47%	99.94% of DI	Nov-24	26.h.1	BRL 90,000	-	(9,513)	(5,069)	-
Commodity Forward	Firm commitments	BRL	Heating Oil/ RBOB	Jul-23	26.h.1	USD 181,880	2,936	(70,630)	(944,896)	-
NDF	Firm commitments	BRL	USD	Jan-23	26.h.1	USD 127,233	4,712	(3,074)	53,672	-
							289,893	(152,249)	(1,180,344)	-

Product	Hedged object	Contracted rates		Maturity	Note	Notional amount[1]	Gains (losses) as of 12/31/2021
		Assets	Liabilities			12/31/2021	Income Statement	Equity
Foreign exchange swap	Financing	USD + 4.65	104.87% DI	Sept-23	26.h.1	125,000	11,712	-
Foreign exchange swap	Financing	USD + LIBOR-3M	105.00% DI	Jun-22	26.h.1	50,000	10,779	-
Interest rate swap	Financing	4.59% + IPCA	102.00% DI	Sept-28	26.h.1	2,226,054	(17,922)	-
Interest rate swap	Financing	6.47%	99.94% DI	Nov-24	26.h.1	90,000	(10,088)	-
Term	Firm commitments	BRL	Heating Oil/ RBOB	Jan-22	26.h.1	120,260	(130,773)	-
NDF	Firm commitments	BRL	USD	Jan-22	26.h.1	68,361	813	-
							(135,479)	-

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

Derivatives not designated as hedge accounting
Product	Hedged object	Contracted rates		Maturity	Notional amount[1]	Fair value as of 12/31/2023		Gains (losses) as of 12/31/2023
		Assets	Liabilities		12/31/2023	Assets	Liabilities	Income Statement	Equity
Foreign exchange swap	Financing	USD + 0.00%	52.99% of CDI	Jun-29	USD 375,000	186,925	(45,877)	(188,395)	-
NDF	Firm commitments	USD	BRL	Mar-24	USD 457,099	1,468	(8,409)	(105,597)	-
Commodity forward	Firm commitments	BRL	Heating Oil/ Marine Fuel/Others	Mar-24	USD 18,127	1,524	(2,310)	5,489	-
Interest rate swap	Financing	USD + 5.25%	1.36% of CDI	Jun-29	USD 300,000	-	(196,243)	9,257	-
						189,917	(252,839)	(279,246)	-

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

Product	Hedged object	Contracted rates		Maturity	Notional amount[1]	Fair value as of 12/31/2022		Gains (losses) as of 12/31/2022
		Assets	Liabilities		12/31/2022	Assets	Liabilities	Income Statement	Equity
Foreign exchange swap	Financing	0.00%	53.0% of CDI	Jun-29	USD 375,000	230,145	(9,174)	(85,474)	-
NDF	Financing	USD	BRL	Jul-23	USD1,116,702	36,472	(54,067)	(440,359)	-
Interest rate swap	Financing	USD + 5.25%	CDI - 1.36%	Jun-29	USD 300,000	-	(308,821)	(266,445)	-
						266,617	(372,062)	(792,278)	-

Product	Hedged object	Contracted rates		Maturity	Notional amount[1]	Gains (losses) as of 12/31/2021
		Assets	Liabilities		12/31/2021	Income Statement	Equity
NDF	Firm commitments	USD	BRL	Jun-22	625,762	54,743	-
Interest rate swap	Financing	5.25%	DI - 1.36%	Jun-29	300,000	(109,081)	-
Foreign exchange swap	Financing	2.67%	100.00%	May-21	-	17	-
						(54,321)	-

1 Currency as indicated.

2 Amounts, net of income tax.

h. Hedge accounting

The Company and its subsidiaries use derivative and non-derivative financial instruments for hedging purposes and test, throughout the duration of the hedge, their effectiveness, as well as the changes in their fair value.

In 2023, the Company and its subsidiaries adopted IFRS 9 for hedge accounting and did not identify any impact on its financial statements. The Company and its subsidiaries discontinue hedge accounting when the hedging instrument is settled or if the hedged item ceases to exist or the hedge ceases to qualify for hedge accounting due to the absence of an economic relationship between the hedged item and the hedging instrument. The voluntary removal of designation is not permitted.

h.1 Fair value hedge

The Company and its subsidiaries designate as fair value hedges certain financial instruments used to offset the variations in interest and exchange rates, which are based on the market value of financing contracted in Brazilian Reais and U.S. dollars.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

The foreign exchange hedging instruments designated as fair value hedge are:

In thousands, except the DI %	12/31/2023	12/31/2022	12/31/2021
Notional amount – US$	206,067	221,339	175,000
Result of hedging instruments - gain/(loss) - R$	(223,555)	(142,863)	21,812
Fair value adjustment of debt - R$	(3,768)	28,000	47,064
Financial result of the debt - R$	117,983	28,291	(105,059)
Average effective cost - DI %	110	107	105

Notional amount – EUR	22,480	9,709	-
Result of hedging instruments - gain/(loss) - R$	(23,304)	2,573	-
Fair value adjustment of debt - R$	230	(8)	-
Financial result of the debt - R$	2,756	‐	-
Average effective cost - DI %	112	112	-
Notional amount – JPY	12,564,393	-	-
Result of hedging instruments - gain/(loss) - R$	(130,726)	-	-
Fair value adjustment of debt - R$	(4,775)	-	-
Financial result of the debt - R$	63,670	-	-
Average effective cost - DI %	109	-	-

The interest rate hedging instruments designated as fair value hedge are:

In thousands, except the DI %	12/31/2023	12/31/2022	12/31/2021
Notional amount – R$	3,226,054	3,226,054	2,226,054
Result of hedging instruments - gain/(loss) - R$	262,920	(143,762)	(17,922)
Fair value adjustment of debt - R$	(313,641)	(44,312)	166,374
Financial result of the debt - R$	(353,080)	(293,955)	(245,710)
Average effective cost - DI %	102.9	102.9	102.0

In thousands, except the DI %	12/31/2023	12/31/2022	12/31/2021
Notional amount – R$	615,791	90,000	90,000
Result of hedging instruments - gain/(loss) - R$	8,074	(5,069)	(10,088)
Fair value adjustment of debt - R$	(10,163)	(486)	11,756
Financial result of the debt - R$	(16,637)	(6,330)	(5,914)
Average effective cost - DI %	103.6	99.9	99.9

The foreign exchange hedging instruments and commodities designated as fair value hedge are as described below and are concentrated in subsidiary IPP. The objective of this relationship is to transform the cost of the imported product from fixed to variable until fuel blending, as occurs with the price adopted in its sales. IPP carries out these operations with over-the-counter derivatives that are designated in a hedge accounting relationship, as a fair value hedge in an amount equivalent to the inventories of imported product.

In thousands	12/31/2023	12/31/2022	12/31/2021
Notional amount – US$	341,074	309,113	188,621
Result of hedging instruments - gain/(loss) - R$	(62,064)	(891,223)	(129,670)
Notional amount – US$	61,625	34,126	(4,352)

For further information, see Note 15.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

h.2 Cash flow hedge

The Company and its subsidiaries designate as cash flow hedge, derivative instruments for protection against variations arising from exchange rate changes and for protection of notes in the foreign market.

As of December 31, 2023, the derivative instruments for exchange rate protection designated as cash flow hedges, referring to notes in the foreign market, totaled US$ 234,000 (US$ 0 as of December 31, 2022), an unrealized loss of R$ 7,166 as of December 31, 2023 was recognized in “Other comprehensive income” (R$ 0 as of December 31, 2022), net of deferred income and social contribution taxes.

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

The interpretation of market information on the choice of calculation methodologies for the fair value requires considerable judgment and estimates to obtain a value deemed appropriate to each situation. Consequently, the estimates presented do not necessarily indicate the amounts that may be realizable.

Financial instruments were classified as financial assets or liabilities measured at amortized cost, except for (i) all exchange rate and interest rate hedging instruments, which are measured at fair value through profit or loss, financial investments classified as measured at fair value through profit or loss and financial investments that are classified as measured at fair value through other comprehensive income (see Note 4.b), (ii) loans and financing measured at fair value through profit or loss (see Note 15), (iii) guarantees to customers that have vendor arrangements (see Note 15), which are measured at fair value through profit or loss, and (iv) subscription warrants – indemnification, which are measured at fair value through profit or loss (see Note 19). Cash, banks, trade receivables and reseller financing are classified as financial assets measured at amortized cost. Trade payables and other payables are classified as financial liabilities measured at amortized cost.

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

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

The fair values and the carrying amounts of the financial instruments, including derivative instruments and the hierarchy of fair value for each class of financial instruments, are stated below:

		Carrying value			Fair value
12/31/2023	Note	Measured at fair value through profit or loss	Measured at fair value through other comprehensive income	Measured at amortized cost	Level 1	Level 2	Level 3
Financial assets:
Cash and cash equivalents
Cash and banks	4.a	-	-	125,152	-	-	-
Securities and funds in local currency	4a	-	-	5,476,726	-	-	-
Securities and funds in foreign currency	4.a	-	-	323,810	-	-	-
Financial investments
Securities and funds in local currency	4.b	82,592	-	-	-	82,592	-
Derivative financial instruments and other financial assets	4.b	1,162,283	-	-	-	1,162,283	-
Trade receivables	5.a	-	-	4,269,473	-	-	-
Reseller financing	5.b	-	-	1,189,886	-	-	-
Trade receivables - sale of subsidiaries	5.c	-	-	924,364	-	-	-
Other receivables		-	-	393,036	-	-	-

Total		1,244,875	-	12,702,447	-	1,244,875	-

Financial liabilities:
Financing	15.a	1,584,452	-	4,449,857	-	1,584,452	-
Debentures	15.a	4,618,704	-	488,269	-	4,618,704	-
Foreign exchange, interest rate and commodity hedging instruments	15.a	626,735	-	-	-	626,735	-
Trade payables	16.a	-	-	4,682,671	-	-	-
Trade payables - reverse factoring	16.b	-	-	1,039,366	-	-	-
Subscription warrants – indemnification	19	87,299	-	-	-	87,299	-
Financial liabilities of customers		-	-	308,934	-	-	-
Contingent consideration	28.a	112,196	-	-	-	-	112,196
Other payables		-	-	190,090	-	-	-

Total		7,029,386	-	11,159,187	-	6,917,190	112,196

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

		Carrying value			Fair value
12/31/2022	Note	Measured at fair value through profit or loss	Measured at fair value through other comprehensive income	Measured at amortized cost	Level 1	Level 2	Level 3
Financial assets:
Cash and cash equivalents
Cash and banks	4.a	-	-	111,797	-	-	-
Securities and funds in local currency	4.a	-	-	5,204,766	-	-	-
Securities and funds in foreign currency	4.a	-	-	305,206	-	-	-
Financial investments		-	-	-	-	-	-
Securities and funds in local currency	4.b	406,683	-	-	-	406,683	-
Derivative financial instruments and other financial assets	4.b	556,510	-	-	-	556,510	-
Trade receivables	5.a	-	-	4,533,327	-	-	-
Reseller financing	5.b	-	-	1,234,634	-	-	-
Trade receivables - sale of subsidiaries	5.c	-	-	1,096,565	-	-	-
Other receivables		-	-	235,586	-	-	-
Total		963,193	-	12,721,881	-	963,193	-

Financial liabilities:
Financing	15.a	1,216,341	-	3,973,816	-	1,216,341	-
Debentures	15.a	3,575,195	-	2,460,698	-	5,949,028	-
Foreign exchange, interest rate and commodity hedging instruments	15.a	524,311	-	-	-	524,312	-
Trade payables	16.a	-	-	4,710,952	-	-	-
Trade payables - reverse factoring	16.b	-	-	2,666,894	-	-	-
Subscription warrants – indemnification	19	42,776	-	-	-	42,776	-
Financial liabilities of customers		450,586	-	-	450,586	-	-
Contingent consideration	28.a	89,640	-	-	-	-	89,640

Total		5,898,849	-	13,812,360	450,586	7,732,457	89,640

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
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
  The carrying values of trade receivables, reseller financing, trade receivables - sale of subsidiaries, other receivables, trade payables and trade payables - reverse factoring approximate their fair values and the Company calculates their fair value through methodologies commonly used in the market.
  The balances of subscription warrants - indemnification were measured based on the share price of Ultrapar (UGPA3) as of the date of the financial statements and are adjusted to the Company’s dividend yield, since the exercise is only possible from 2020 onwards and they are not entitled to dividends. The number of shares of subscription warrants – indemnification was also adjusted according to the changes in the amounts of provisions for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014 (see Note 19).
  The fair value calculation of notes in the foreign market of Ultrapar International is based on the quoted price in an active market (see Note 15).

27 Commitments

a. Contracts

Subsidiary Ultracargo Logística has agreements with CODEBA, with Complexo Industrial Portuário Governador Eraldo Gueiros and with Empresa Maranhense de Administração Portuária, in connection with its port facilities in Aratu, Suape and Itaqui, respectively. Such agreements establish a minimum cargo movement, as shown below:

Port	Minimum movement per year	Maturity
Aratu (*)	900,000 ton.	2022
Suape	250,000 ton.	2027
Suape	400,000 ton.	2029
Aratu	465,403 ton.	2031
Itaqui	1,468,105 m3	2049

(*)	Contract in the process of being renewed with the appropriate body, being judicialized by favorable decision, until the public entity completes the analysis so that the new amendment is signed. In a decision by the Ministry of Infrastructure, the investment plans presented by Ultracargo were preliminarily approved, and the Waterway Transport Regulatory Agency (ANTAQ) approved the technical, economic and environmental feasibility study of this extension project.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

If the annual movement is less than the minimum contractual movement, the subsidiary is liable to pay the difference between the effective movement and the minimum contractual movement, based on the port tariff rates in effect on the date established for payment. As of December 31, 2023, these rates were R$ 9.22 and R$ 3.05 per ton for Aratu and Suape, respectively, and R$ 0.98 per m³ for Itaqui. According to contractual conditions and tolerances, as of December 31, 2023, there were no material pending issues regarding the minimum limits of the contract.

28 Acquisition of Interest and Control

a. Stella GD Intermediação de Geração Distribuída de Energia Ltda

On October 1, 2022, by means of subsidiary Ultragaz Comercial Ltda., the Company acquired all shares of Stella GD Intermediação de Geração Distribuída de Energia Ltda. (“Stella”). The transaction qualifies as a business combination as defined in IFRS 3 – Business Combinations. This acquisition marks Ultragaz's entry into the electricity segment, in line with its strategy of expanding its offering of energy solutions to its customers, leveraging on its capillarity, commercial strength, the Ultragaz brand and is extensive base of industrial and residential customers.

Founded in 2019, Stella is a technology platform that connects renewable electric power generators and customers, in form of Distributed Generation. The company has a footprint in 12 States, has more than 11 thousand active customers and offered power of approximately 75 MWp (Megawatt peak).

The total amount paid for the company was R$ 63,000, with an initial payment of R$ 7,560. The remaining amount of the acquisition will be settled in 2027, subject to adjustments relating to Stella’s performance achievement conditions (“contingent consideration” or “earnout”).

The Company, based on applicable accounting standards, determined the statement of financial position as of the acquisition date, the fair value of assets and liabilities and, consequently, goodwill. The purchase price allocation (“PPA”) was completed in 2023.

The Company, supported by an independent appraisal firm, estimated the provisional amounts for the purchase price allocation and determined the final goodwill in the amount of R$ 103,051, based on the amount already paid on the transaction date, and the estimated fair value relating to the future payment of earnout.

The earnout is determined based on contractual goals set for revenue and the accounting net cash flow to be achieved in the year ending December 31, 2026. The Company estimated the fair value of this achievement based on the discounted cash flow method and projections of earnings as estimated by Management.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

The table below summarizes the balances of assets acquired and liabilities assumed on the acquisition date, including goodwill determination:

Assets
Cash and cash equivalents	1,586
Receivables	17
Other receivables	119
Property, plant and equipment	515
Intangible assets	1,024
Liabilities
Trade payables	14
Salaries and related charges	217
Taxes payable	9
Other payables	5,378
Goodwill based on expected future profitability	103,051
Acquisition value	100,694

Comprised by
Cash	7,560
Contingent consideration to be settled in cash	93,134
Total consideration	100,694

Net cash outflow resulting from acquisition
Consideration in cash	7,560
Cash and cash equivalents acquired	(1,586)
Net cash consumed on investments acquisition	5,974

The goodwill determined on the operation is based on the expected future profitability, supported by the appraisal report, after allocation of the identified assets. The goodwill is expected to be deductible for income tax purposes.

The contribution of the acquired company's results to the Company's results if the business combination had occurred on January 1, 2022 is not considered relevant, as well as the contribution to the Company's results since then.

Earnout sensitivity analysis

The following table shows information on how the fair value of the contingent consideration was determined considering the basic assumptions used to define earnout. The sensitivity analyses as of December 31, 2023, as shown below, were determined based on possible changes of assumptions, keeping all other assumptions constant.

Goals	Changes in goals	Increase in liabilities in R$	Changes in goals	Decrease in liabilities in R$
Accounting net cash flow and net revenue	increase by 25.0 p.p.	29,545	decrease by 25.0 p.p	27,353

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

b. NEOgás do Brasil Gás Natural Comprimido S.A.

On February 1, 2023, through its subsidiary Companhia Ultragaz S.A., the Company acquired all the shares of NEOgás do Brasil Gás Natural Comprimido S.A. (“NEOgás”), qualifying the transaction as a business combination as defined in IFRS 3 – Business Combinations. The acquisition marks Ultragaz's entry into the compressed natural gas distribution segment and, in addition, NEOgás is an ideal platform to provide biomethane distribution opportunities. This transaction reinforces Ultragaz's strategy of expanding the offering of energy solutions to its industrial customers, using its capillarity, commercial strength, and brand.

NEOgás, established in 2000, was a pioneer in the transportation of compressed natural gas (CNG) in Brazil. It is currently the market leader, operating in the industrial, vehicle and structuring projects segments in partnership with natural gas distributors. NEOgás, which distributed more than 100 million m³ in 2021, has 6 compression bases in the South and Southeast regions and 149 semi-trailers for CNG distribution.

The total amount of the operation is R$ 165,000 subject to the usual working capital and net debt adjustments. The purchase price comprises the difference between the transaction amount, estimated working capital and net debt adjustments and the primary contribution, made on February 1, 2023, in the amount of R$ 85,290. The initial payment for the operation was made on February 1, 2023 in the amount of R$ 64,263, and the remaining amount of the operation will be settled after compliance with the contractual clauses and was recorded under “Other payables” in the amount of R$ 20,787 to be settled up to 2029. The Company, based on applicable accounting standards and supported by an independent appraisal firm, calculated the definitive amounts for the purchase price allocation as of December 31, 2023 and determined the final goodwill in the amount of R$ 7,761.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

The following table summarizes the balances of assets acquired and liabilities assumed on the acquisition date, including goodwill determination:

Assets
Cash and cash equivalents	16,807
Receivables	14,999
Inventories	6,626
Recoverable taxes	5,384
Judicial deposits	131
Other receivables	707
Right-of-use assets, net	5,117
Property, plant and equipment, net	104,700
Intangible assets, net	52,604
Liabilities
Loans and financing	93,991
Trade payables	17,600
Salaries and related charges	2,341
Taxes payable	860
Provisions for tax, civil and labor risks	1,247
Leases payable	5,191
Other payables	3,884
Goodwill based on expected future profitability	7,761
Acquisition value	89,722

Comprised by
Cash	68,935
Contingent consideration to be settled	20,787
Total consideration	89,722

Net cash outflow resulting from acquisition
Initial consideration in cash	64,263
Subsequent consideration in cash	4,672
Cash and cash equivalents acquired	(16,807)
Total	52,128

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated
The breakdown of the acquisition value, considering the working capital and net debt adjustments and primary contribution is shown below:

Amount of NEOgás’ purchase and sale agreement	165,000
Working capital and net debt estimated adjustments	10,012
Primary contribution	(85,290)
Net cash consumed on investments acquisition	89,722

The goodwill determined on the operation is based on the expected future profitability and on the synergy with the operations of Ultragas, supported by the appraisal report, after allocation of the identified assets. The goodwill is expected to be deductible for income tax purposes.

The effect of the acquired company's results to the Company's results if the business combination had occurred on January 1, 2023 is not considered relevant, as well as the contribution to the Company's results since February 1, 2023.

In the process of identifying assets and liabilities, intangible assets that were not recognized in the books of the acquired entity were also considered, as shown below:

	R$	Useful life	Amortization method
Trademark rights	5,069	5 years	Straight line
Licenses	14,952	3 years	Straight line
Software	2,418	5 years	Straight line
Customer list and relationship	26,453	16 years	Straight line
Total	48,892

The fair value of financial assets includes trade receivables with fair value of R$ 14,999 and gross contractual amount of R$ 15,328. The Company does not expect that these balances will not be realized.

For further details on the property, plant and equipment and intangible assets acquired, see Notes 13 and 14, respectively, and on the provisions for tax, civil and labor risks, see Note 18.

c. Terminal de Combustíveis Paulínia S.A. (“Opla”)

On July 1, 2023, through its subsidiary Ultracargo Logística S.A., the Company acquired a 50% interest in Terminal de Combustíveis Paulínia S.A. (“Opla”), qualifying the transaction as an acquisition of a joint venture as defined in IAS 18 (CPC 18 (R2)) – Investments in Associates and Joint Ventures and IFRS 11 (CPC 19 (R2)) - Joint Arrangements. The acquisition of interest in Opla marks Ultracargo's entry into the inland liquid bulk storage and logistics segment, integrated with port terminals, in line with its growth plan. With the acquisition, Ultracargo and BP Biofuels Brazil Investments Ltd. (“BP”) become joint ventures of Opla.

The total amount of the operation of R$ 237,500 is subject to the usual working capital and net debt adjustments. The purchase price includes the transaction amount, including estimated working capital and net debt adjustments. The transaction was paid in a single installment of R$ 210,096 on July 1, 2023. The Company, based on applicable accounting standards and supported by an independent appraisal firm, is determining the statement of financial position as at the acquisition date, the fair value of assets and liabilities and, consequently, goodwill. The provisional goodwill determined is R$ 158,634. The purchase price allocation (“PPA”) will be completed in 2024.

The breakdown of the acquisition value, considering the working capital and net debt adjustments and the goodwill on the transaction is shown below:

Equity of the acquired investee	51,462
Goodwill on the transaction	158,634
Acquisition value	210,096

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

d. Serra Diesel Transportador Revendedor Retalhista Ltda.

On September 1, 2023, through the subsidiary Ultrapar Empreendimentos Ltda. the Company acquired 60% of the voting share capital of Serra Diesel Transportador Revendedor Retalhista Ltda. (“Serra Diesel”), qualifying the transaction as a business combination as defined in IFRS 3 – Business Combinations. The acquisition complements Ultrapar's operations in the mobility and liquid fuel distribution segment.

Serra Diesel was established in 2006 and its main activity is the wholesale fuel trade carried out by a carrier-reseller-retailer, with presence in the southern region of Brazil.

The initial payment, including the capital contribution in the amount of R$ 16,193, totaled R$ 21,193. The remaining transaction amount of R$ 5,189 was recorded under “Other payables” and will be paid after the contractual clauses have been fulfilled. The Company, based on applicable accounting standards and supported by an independent appraisal firm, is determining the statement of financial position as at the acquisition date, the fair value of assets and liabilities and, consequently, goodwill. The provisional goodwill determined is R$ 14,217. The purchase price allocation (“PPA”) will be completed in 2024.

The table below summarizes the provisional balances of assets acquired and liabilities assumed on the acquisition date recognized at fair value, subject to adjustment for purchase price allocation and goodwill determination:

Assets
Cash and cash equivalents	1,719
Receivables	28,475
Inventories	9,128
Recoverable taxes	2,551
Other receivables	55
Other investments	298
Right-of-use assets, net	25,500
Property, plant and equipment, net	21,235
Intangible assets, net	11,619
Liabilities
Loans and financing	17,337
Trade payables	26,965
Salaries and related charges	1,933
Taxes payable, income and social contribution taxes payable	376
Leases payable	25,500
Other payables	8,194
Goodwill based on expected future profitability	14,217
Non-controlling interests	8,110
Assets and liabilities consolidated in the opening balance	26,382

Assets acquired	60,348
Liabilities assumed	(48,183)
Goodwill based on expected future profitability	14,217
Acquisition value	26,382

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

Comprised by
Cash	5,000
Acquisition of ownership interest via capital contribution (as non-controlling interests)	16,193
Contingent consideration to be settled	5,189
Total consideration	26,382

Net cash outflow resulting from acquisition
Initial consideration in cash	5,000
Cash and cash equivalents acquired	(1,719)
Net cash consumed on investments acquisition	3,281

The contribution of the acquired company's results to the Company's results if the business combination had occurred on January 1, 2023 is not considered relevant, as well as the contribution to the Company's results since September 1, 2023.

For further details on right-of-use assets and leases payable, property, plant and equipment and intangible assets acquired, see notes 12, 13 and 14, respectively.

29 Discontinued operations

The transactions of Oxiteno and Extrafarma sale were concluded on April 1, 2022 and August 1, 2022, respectively. The Company accounted for the disposal of investments in accordance with the international standard IFRS 5 ‐ Non-current Assets Held for Sale and Discontinued Operations, which require recognizing any assets and liabilities as “Held‐for‐sale assets” and “Liabilities related to held‐for‐sale assets” in the balance sheet and reporting the income (loss) of the companies sold up to the sale date, as well as the gain (loss) from the sale of the investments, as “Discontinued operations” in the statement of income.

The divestments of Oxiteno and Extrafarma are aligned with Ultrapar's portfolio review. With a more complementary and synergistic businesses, Ultrapar concludes the rationalization phase of its portfolio and will now concentrate on developing investment opportunities in the verticals of energy and infrastructure, with increasing focus on energy transition, leveraged by its portfolio and expertise. In this context, the Company announced in 2021 the contracts signing described below and classified these transactions as discontinued operations.

The tables of discontinued operation are detailed below and include the profit or loss incurred throughout 2022, when applicable. Eliminations refer to intercompany transactions, substantially represented by purchase and sale transactions, effects on the profit or loss of foreign debts contemplating hedging instruments, among others.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

a. The results and cash flows from discontinued operations for the year ended December 31, 2022, are shown below:

	Oxiteno	Extrafarma	Eliminations (*)	Ultrapar	12/31/2022
Net revenue from sales and services	2,039,287	1,235,487	(7,241)	-	3,267,533
Cost of products and services sold	(1,580,000)	(912,310)	7,241	-	(2,485,069)
Gross profit	459,287	323,177	-	-	782,464
Selling, marketing and administrative	(201,365)	(438,601)	-	-	(639,966)
Other operating income (expenses), net	10,736	(5,951)	-	241,325	246,110
Operating income (loss)	268,658	(121,375)	-	241,325	388,608
Share of profit (loss) of subsidiaries, joint ventures and associates	(231)	-	-	-	(231)
Income (loss) before financial result and income and social contribution taxes	268,427	(121,375)	-	241,325	388,377
Financial result, net	23,153	(25,059)	54,431	-	52,525
Income (loss) before income and social contribution taxes	291,580	(146,434)	54,431	241,325	440,902
Income and social contribution taxes	(16,924)	20,826	(18,507)	(202,895)	(217,500)
Net effect of cessation of depreciation (i)	51,372	27,084	-	-	78,456
Net income (loss) for the year	326,028	(98,524)	35,924	38,430	301,858

(*)	Elimination between continuing and discontinued operations related to the intercompany loan between Ultrapar International and Oxiteno.
(i)	As of January 1, 2022, the depreciation and amortization of assets classified as held for sale ceased, in compliance with item 25 of IFRS 5.

	Oxiteno	Extrafarma	Eliminations	12/31/2022
Net cash (consumed) provided by operating activities	(81,558)	(68,370)	180,478	30,550
Net cash (consumed) provided by investing activities	1,011,736	(25,323)	(1,206,603)	(220,190)
Net cash (consumed) provided by financing activities	(1,245,754)	40,585	1,026,144	(179,025)
Effect of exchange rate variation on cash and cash equivalents in foreign currency	(19,316)	-	-	(19,316)
Increase (decrease) in cash and cash equivalents	(334,892)	(53,108)	19	(387,981)

In the Parent, the proceeds from the sale of Oxiteno and the share of profit (loss) of investees Oxiteno and Extrafarma, net of transactions with related parties, had an impact of R$ 301,858 in 2022, classified as income from discontinued operations in the consolidated financial statements.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

b. The results and cash flows from discontinued operations for the year ended December 31, 2021, are shown below:

	Oxiteno	Extrafarma	Eliminations(*)	Total
Net revenue from sales and services	7,102,771	1,986,932	(23,908)	9,065,795
Cost of products and services sold	(5,540,773)	(1,384,316)	23,908	(6,901,181)
Gross profit	1,561,998	602,616	-	2,164,614
Operating income (expenses)
Selling, marketing and administrative	(978,221)	(685,794)	-	(1,664,015)
Impairment	-	(427,529)	-	(427,529)
Other operating income (expenses), net	26,924	(1,109)	-	25,815
Operating income (loss)	610,701	(511,816)	-	98,885
Share of profit (loss) of subsidiaries, joint ventures and associates	48	-	-	48
Income (loss) before financial result and income and social contribution taxes	610,749	(511,816)	-	98,933
Financial result, net	(431,441)	(45,265)	329,736	(146,970)
Income (loss) before income and social contribution taxes	179,308	(557,081)	329,736	(48,037)
Income and social contribution taxes	69,995	155,416	(112,110)	113,301
Net income (loss) for the year	249,303	(401,665)	217,626	65,264
Depreciation and amortization for the year (i)	308,564	154,850	-	463,414

(*)	Elimination between the continued operations and discontinued operations related to loan between Ultrapar International and Oxiteno.
(i)	Balances included for a complete breakdown of segment information.

	Oxiteno	Extrafarma	Eliminations	Total
Net cash provided by (used in) operating activities	1,016,580	(33,273)	(788)	982,519
Net cash used in investing activities	(122,363)	(35,072)	(1,298)	(158,733)
Net cash (used in) provided by financing activities	(1,054,930)	35,286	466,677	(552,967)
Effect of exchange rate changes on cash and cash equivalents in foreign currency	56,553	-	-	56,553
(Decrease) increase in cash and cash equivalents	(104,160)	(33,059)	464,591	327,372

In the Parent, the share of profit (loss) of investees Oxiteno and Extrafarma, net of transactions with related parties, were re-presented as discontinued operations in the total amount of R$ 65,264 in the statement of income for 2021.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in thousands of Brazilian Reais, except where otherwise stated

30 Events after the reporting period

a. Issuance of shares

On February 28, 2024, the Company’s Board of Directors confirmed the issuance of 191,778 common shares within the authorized capital limit provided by art. 6 of the Company's Bylaws, due to the partial exercise of the rights conferred by the subscription warrants issued by the Company when the merger of all Extrafarma shares by the Company, approved by the extraordinary general meeting of the Company held in January 31, 2014. The share capital of the Company will therefore be represented by 1,115,404,268 common shares, all of which are registered and without par value. The issuance of shares resulting to partial exercise of subscription warrants do not generate increase of share capital value, since the entirety of Extrafarma’s assets was already reflected in the Ultrapar financial position on the act of incorporation of shares.

b. Financings raised by Ipiranga.

On March 6, 2024, the subsidiary Ipiranga Produtos de Petróleo S.A. raised foreign financing (without financial covenants) in the amount of EUR 46,040 (equivalent to R$ 247,099 at the time of the transaction), with financial charges of 4.4285% p.a. and maturity on March 6,2025. The subsidiary contracted hedging instruments for the interest rate in euro and the exchange variation, changing financial charges to 108.50% of the DI.

On March 5, 2024, Ipiranga raised a Bank Credit Bill (without financial covenants) in the amount of R$ 500 million, with financial charges of 108.37% of the DI and maturity on March 5,2025.

c. Financings raised by Ultracargo.

On March 5, 2024, the subsidiary Ultracargo Logística S.A. raised foreign financing (without financial covenants) in the amount of JPY 3,760,000 (equivalent to R$ 123,741 at the time of the transaction), with financial charges of 1,32125% p.a. and maturity on August 30,2024. The subsidiary contracted hedging instruments for the interest rate in Japanese yen and the exchange variation, changing financial charges to 108.90% of the DI.

On March 8, 2024, the subsidiary Ultracargo Logística S.A. raised foreign financing (without financial covenants) in the amount of EUR 45,977 (equivalent to R$ 246,896 at the time of the transaction), with financial charges of 4,3775% p.a. and maturity on March 10,2025. The subsidiary contracted hedging instruments for the interest rate in euro and the exchange variation, changing financial charges to 108.50% of the DI.

d. Acquisition of relevant ownership position in Hidrovias

On March 24, 2024, the Company signed, through a subsidiary, a share purchase and sale instrument for the acquisition of 128,369,488 shares of Hidrovias do Brasil S.A. (“Hidrovias”), which represent 16.88% of its share capital (“Transaction Shares”), for R$ 3.98/share. Ultrapar already held 4.99% of Hidrovias’ share capital, which, added to the Transaction Shares, will amount to an ownership position of 21.87% of Hidrovias’ share capital. The Company also informed that, as of March 24, 2024, it was also party in a financial settlement derivatives operation referenced in shares of Hidrovias equivalent to 4.99% of its share capital.

The acquisition of this stake in Hidrovias is aligned with Ultrapar's strategy of expanding its presence in sectors exposed to the Brazilian agribusiness, mainly in the Midwest and Northern regions, investing in companies in which it can contribute with strategic, operational, administrative, and financial knowledge.

Ultrapar plans to be a strategic and long-term reference shareholder of Hidrovias, supporting its growth, governance, and management model. The closing of the transaction is subject to approval by CADE and the non-application of the obligation to carry out a public offering to increase relevant ownership position (poison pill) by Hidrovias.

e. Settlement of trade receivables – sale of subsidiaries

On April 1, 2024, the Company received from Oxiteno S.A. Industria e Comércio ("Oxiteno") the amount of USD 150,000 (equivalent to R$ 757,140 on the transaction date) referring to the final subsequent installment of the sale of the subsidiary Oxiteno to Indorama.

