Form 20-F
period 2024-12-31
ULTRAPAR HOLDINGS INC
filed 2025-04-23
CIK 1094972

As filed with the Securities and Exchange Commission on April 22, 2025

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark one)

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Alexandre Mendes Palhares, Chief Financial and Investor Relations Officer

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

The number of outstanding shares of each class as of December 31, 2024.

Title of class	Number of shares outstanding
Common stock	1,082,072,593

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

1

INTRODUCTION

Ultrapar is a Brazilian company with 87 years of history, with its origins going back to 1937, when Ernesto Igel founded Ultragaz, a company which pioneered the distribution of LPG as cooking gas. Since then, Ultrapar has become one of the largest business groups in Brazil, with an outstanding position in the energy, mobility and logistics infrastructure segments.

Since 1999, Ultrapar’s shares have been traded under an ADS Level III program on the New York Stock Exchange – NYSE, and on the São Paulo Stock Exchange – B3. Since 2011, the Company’s shares have been listed on B3’s Novo Mercado, the segment with the highest standards of corporate governance in Brazil.

As of December 31, 2024, Ultrapar owned three main segments:

  Ipiranga: a comprehensive ecosystem of mobility products and services, it is one of the largest fuels and lubricants distribution companies and one of the most valuable brands in the country, with a network of approximately 5,900 service stations, in addition to 1.5 thousand AmPm stores, the largest convenience store franchise in Brazil.
  Ultragaz: pioneer company and is one of the leaders in the distribution of LPG in Brazil, it is a reference in innovation in the sector and has been expanding its offer of energy solutions for its customers. It serves approximately 57 thousand business customers and more than 11 million households, through a network that already exceeds 6 thousand resellers, in a safe, efficient, and sustainable way.
  Ultracargo: the leading company in the sector of independent liquid bulk storage terminals in Brazil, it is present in the country’s inland and main ports, handling fuels, biofuels, chemicals, and vegetable oils. It has advanced its growth strategy by expanding into inland areas, connecting Brazil’s coastline to its interior.

Additionally, in 2024, Ultrapar Logística, a subsidiary of Ultrapar, acquired an equity participation in Hidrovias. As of December 31, 2024, the company held a total stake of 41.94%. Hidrovias is a leader in waterway cargo transport in Brazil, mainly for transporting grains, minerals, fertilizers, and salt. It has four operations: an integrated logistics system in the Northern Corridor, coastal shipping1, river navigation in the Southern Corridor, and port operation in Santos.

1 The sale of the cabotage operation was announced to the market on February 27, 2025, and it is subject to regulatory approvals.

The sales of Oxiteno and Extrafarma, our former wholly owned subsidiaries, were closed on April 1, 2022 and on August 1, 2022, respectively, and, as a result, these companies are no longer part of Ultrapar’s business portfolio as of these dates. For more information on our continuing and discontinued operations, please see "Item 4.A. Information on the Company—History and development of the Company—A.1. Continuing operations” and “—A.2. Discontinued operations.”

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
  “Ageo” are to Ageo Terminais e Armazéns Gerais S.A.;
  “AmPm” are to Ipiranga’s convenience stores franchise network that operates under the brand AmPm, managed by AmPm Comestíveis Ltda.;
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
  “ICL” are to Instituto do Combustível Legal, a Brazilian organization that seeks to promote discussions with relevant players in the oil and gas industry, including the government, to combat irregular operations and promote fair competition;
  “ICMS” are to Imposto sobre Circulação de Mercadorias e Serviços, the tax on the circulation of goods and services;
  “Iconic” are to Iconic Lubrificantes S.A.,  an association formed by Ipiranga and Chevron, which started its operations in 2017;
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
  “Ipiranga” are to Ultra Mobilidade S.A., the holding company that owns Ipiranga Produtos de Petróleo S.A., our subsidiary that operates in the fuel distribution business and related activities, AmPm and Neodiesel Ltda.;
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
  “IRS” are to U.S. Internal Revenue Service;
  “ISE B3” are to the Corporate Sustainability Index of B3;
  “Itaúsa” are to Itaúsa – Investimentos Itaú S.A.;
  “KMV” are to Km de Vantagens, Ipiranga’s loyalty program which, combined with a digital payment app, operates under the brand KMV (formerly abastece aí), managed by Eaí Clube Automobilista S.A.;
  “Liquigás” are to Liquigás Distribuidora S.A.;
  “LPG” are to liquefied petroleum gas;
  “LTIF” are to Lost-time Injury Frequency. The LTIF rate is calculated by (the number of accidents with lost time x 1,000,000/ hours worked);
  “MSCI” are to MSCI Inc.;
  “Nacional Gás” are to Nacional Gás Butano Distribuidora Ltda.;
  “NEOgás” are to NEOgás do Brasil Gás Natural Comprimido S.A., Ultragaz’s subsidiary which operates in the compressed natural gas distribution segment;
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
  “TPV” are to total payment volume, which represents the total amount of transactions carried out through KMV in Reais;
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
  “Ultracargo” are to Ultracargo Logística S.A. (formerly named Terminal Químico de Aratu S.A. – Tequimar) and its subsidiaries that operate in the liquid bulk storage segment;
  “Ultragaz” are to Cia. Ultragaz, which operates mainly in the distribution of LPG, but also provides other types of energy, beyond LPG;
  “Ultragaz Energia”, the holding company that owns a paricipation in Stella GD Intermediação de Geração Distribuída de Energia Ltda., Ultragaz’s subsidiary which operates in the energy market, targeting low voltage customers;
  “Ultrapar International” are to Ultrapar International S.A.;
  “Ultrapar Logística”, formerly named “Ultracargo Operações Logísticas e Participações Ltda.” are to Ultrapar Logística Ltda., a subsidiary of Ultrapar;
  “União Terminais” are to União Terminais e Armazéns Gerais Ltda., a company that was merged into Ultracargo Logística in 2008;
  “União Vopak” are to União Vopak Armazéns Gerais Ltda., a joint-venture in which Ultracargo has a 50% stake;
  “Unipar” are to União das Indústrias Petroquímicas S.A.;
  “US$”, “U.S. dollar” or “U.S. dollars” are to the United States dollar;
  “Vibra” are to Vibra Energia S.A.;
  “Vopak” are to Vopak Brasil S.A.;
  “Witzler” are to Witzler Participações S.A., Ultragaz’s subsidiary which operates in the free energy market, targeting high voltage customers.
6

PRESENTATION OF FINANCIAL INFORMATION

Our audited consolidated financial statements included in Item 18 were prepared in accordance with IFRS as issued by the IASB, and include our consolidated statement of financial position as of December 31, 2024 and 2023 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows – indirect method for the years ended December 31, 2024, 2023 and 2022, as well as notes thereto (the “Consolidated Financial Statements”).

There are no standards, amendments and interpretations to IFRS issued by IASB which are effective and could have a material impact in the financial statements for the periods ended on December 31, 2024 and 2023 that have not been adopted by the Company.

The financial information presented in this annual report should be read in conjunction with our Consolidated Financial Statements.

Segment information for our businesses is presented on an unconsolidated basis. See Note 24 to our Consolidated Financial Statements for further information on segment information. Consequently, intercompany transactions have not been eliminated in segment information, and such information may differ from consolidated financial information provided elsewhere in this annual report. See “Item 7.B. Major shareholders and related party transactions—Related party transactions” for more information on intercompany transactions.

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

Financial information in U.S. Dollars

Solely for the convenience of the reader, we have translated some amounts included in this annual report from Reais into U.S. dollars using the commercial selling rate as reported by the Central Bank on December 31, 2024, of R$6.19 to US$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. Such translations should not be construed as representations that the Real amounts represent or have been or could be converted into U.S. dollars as of that or any other date.

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

D.Risk factors

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
  Intense competition is generally inherent to distribution markets, including the LPG and the fuel distribution markets, and may affect our operating margins. LPG and oil-based fuels also compete with alternative sources of energy and are expected to compete with alternative sources of energy that may be developed in the future, which may adversely affect the markets in which we operate;
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
  The taxation system in Brazil is undergoing significant changes following the approval of the tax reform, which may result in material changes in taxation of our products and services, potentially affecting our results of operations and financial condition;
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
  Information technology failures, including those that affect the privacy and security of personal data, as a result of cyber-attacks or other causes, could adversely affect our businesses and the market price of our shares and ADSs; and
  The production, storage and transportation (including by navigation activities) of commercial goods, including fuels, LPG, chemicals, corrosives and other liquid or gaseous bulk products are inherently hazardous.

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

Prior to 1995, Petrobras held a constitutional monopoly for producing and importing petroleum products in Brazil. Although this constitutional monopoly was formally terminated pursuant to an amendment to the Brazilian constitution enacted in 1995, Petrobras effectively remains the main provider of LPG and oil-based fuels in Brazil. In 2024, 83% of all the LPG purchased by Ultragaz was supplied by Petrobras. With respect to fuel distribution, Petrobras also supplied the majority of Ipiranga and other distributors’ oil-based fuel requirements in 2024, supplying 85% of all diesel and 83% of all gasoline in the market, according to ANP data.

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

Intense competition is generally inherent to distribution markets, including the LPG and the fuel distribution markets, and may affect our operating margins. LPG and oil-based fuels also compete with alternative sources of energy and are expected to compete with alternative sources of energy that may be developed in the future, which may adversely affect the markets in which we operate.

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

LPG competes with alternative sources of energy, such as natural gas, wood, diesel, fuel oil and electricity. Natural gas is currently the main source of energy that we compete with, mainly for large industrial consumers. Changes in relative prices, investments in the natural gas infrastructure grid or the development of alternative sources of energy in the future may adversely affect the LPG market and consequently our business, financial results, and results of operations.

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

Moreover, oil-based fuels face competition from a variety of renewable alternatives, such as biofuels and electric vehicles. The share of renewable energy sources in the global energy matrix is steadily increasing and a growing number of countries, including Brazil, are discussing and adopting public policies to encourage the marketing of these alternative sources of energy. We are unable to foresee the timing and pace or even which renewable sources of energy will be developed or adopted, and may not be able to timely adapt our business model or remain competitive with them, which could impact our financial condition and results of operations.

Anticompetitive practices in the fuel distribution sector may distort market prices.

Anticompetitive practices have been one of the main problems affecting fuel distributors in Brazil, including Ipiranga. Generally, these practices have involved a combination of tax evasion, special tax regime and fuel adulteration, such as the dilution of gasoline by mixing solvents, adding anhydrous ethanol in an amount greater than that permitted by applicable law, or adding biodiesel in an amount smaller than that required by applicable law. There is also a large number of distributors who fail to meet RenovaBio targets and do not purchase mandatory decarbonization credits annually.

Taxes constitute a significant portion of the cost of fuels sold in Brazil. For this reason, tax evasion by some fuel distributors has been prevalent, allowing them to (i) reduce the prices they charge compared to large distributors, such as Ipiranga, or (ii) obtain higher profit margins and/or better financial results. As the final prices for the products sold by distributors, including Ipiranga, are calculated based on, among other factors, the amount of taxes levied on the purchase and sale of these fuels, anticompetitive practices such as tax evasion may reduce Ipiranga’s sales volume and could have a material adverse effect on our operating margins. Should there be any increase in the taxes levied on fuels, tax evasion may increase, resulting in a greater distortion of the prices of fuels sold and further adversely affecting our results of operations.

Furthermore, the fuel distribution sector has been under scrutiny by Brazilian authorities, including CADE and public prosecutors, as there have been allegations of cartels involving price arrangements and certain other antitrust practices within the sector. The outcome of these ongoing investigations and administrative and judicial proceedings may have an adverse impact on the Company’s businesses and results. For example, in 2024, Ipiranga obtained an administrative decision, not yet final, dismissing an administrative proceeding initiated by CADE, which is classified by outside legal counsel as having a remote risk of loss. Additionally, the Company is actively involved in two judicial processes aiming to annul fines imposed by CADE in the administrative sphere.

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
  Labor difficulties (including work stoppages, strikes and other events); and
  Disruptions in our means of transportation, including opposition from social or labor movements (such as strikes) or blockades of key transportation routes or facilities, affecting the supply of our products.
13

Any significant interruption at these facilities or inability to transport products to or from these facilities or to our customers for any reason could subject us to liability in judicial, administrative, or other proceedings, including for disruptions caused by events outside of our control, which could materially affect our businesses and results.

Our businesses are also subject to stoppages and blockades of highways and other public roads. We also face risks from infrastructure deficits in Brazil, which may increase costs and the likelihood of interruptions in our operations.

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

As of December 31, 2024, our consolidated Gross Debt was R$14,302.1 million and our net cash provided by operating activities totaled R$3,735.6 million. The level and composition of our indebtedness could have significant consequences for us, including requiring a portion of our cash flow from operations to be committed to the payment of principal and interest on our indebtedness, thereby reducing the available cash to finance our working capital and investment in growth opportunities. In addition, any increase in our level of indebtedness or leverage could negatively impact our credit rating, making it more difficult to refinance our indebtedness in the future.

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

Our subsidiaries must obtain permits for its industrial facilities from the appropriate environmental agencies, which may create additional regulations for our operations by prescribing specific environmental standards in their operating licenses. This includes compliance with environmental laws concerning protected areas, licensing, and the interface with indigenous or quilombola territories, which are becoming increasingly stringent and more strictly enforced.

Changes in these laws and regulations, or in their enforcement, may adversely affect the Company by increasing its compliance and operating costs. Furthermore, additional new laws and regulations, as well as more stringent interpretation of existing laws and regulations, may require additional investments for the Company to maintain its operations in compliance with legislation, which could increase costs and adversely affect results. Stricter regulations related to the handling and transport of dangerous products, diesel, oil, and other flammable materials could also result in increased compliance costs.

In addition to regulatory issues, our environmental risks are mainly related to the use of natural resources, the generation and disposal of waste, the emissions of greenhouse gases and the contamination of soil and water. Through our participation in Hidrovias, additional environmental risks include the handling of toxic waste, spills, and discharges from maintenance and service facilities on rivers and from other logistical operations, which could lead to environmental damage and potential financial sanctions, suspension of activities, or criminal liability.

In our operations, water is mainly consumed in emergencies involving fires. Our operations also generate waste, such as contaminated waste, civil construction waste, and others. Finally, soil and water contamination can occur due to leaks from products stored and transported by our businesses. Through our participation in Hidrovias, breaches of environmental laws related to spills and discharges could result in significant costs that are difficult to estimate, along with reputational and image damage. The occurrence of such events could result in fines, loss of operating licenses and reputational harm, consequently affecting our results and financial position.

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

In addition, there are certain types of risks related to the business of Hidrovias, such as natural disasters, accidents, thefts, or other unforeseen events (e.g., drying of rivers, silting, war, acts of terrorism, and force majeure), that may not be adequately covered by our insurance policies. If such events occur, we may incur significant additional costs to restore or replace affected assets or to address the impacts on our operations. Additionally, if the frequency and severity of accidents, loss or damage to cargo, or indemnities to workers and third parties increase, we may face higher insurance premiums and, in some cases, difficulty in renewing or obtaining the necessary insurance coverage, which could adversely affect our operations.

The taxation system in Brazil is undergoing significant changes following the approval of the tax reform, which may result in material changes in taxation of our products and services, potentially affecting our results of operations and financial condition.

Taxation in Brazil remains complex, with numerous regulations, exemptions, and amendments, that make it challenging for businesses to navigate and anticipate their tax obligations. While the approved tax reform is expected to simplify the system and introduce long-term benefits, it also presents risks during its phased implementation and transition period (2026 - 2032) as the taxpayers are required to be compliant both with the current legislation and taxes are being introduced.

Additionally, the reform consolidates and modifies existing federal, state, and municipal tax regimes and structures, it introduces uncertainties that may significantly impact our operations and results. These uncertainties arise from the need to adapt to a dual VAT system, which includes the Federal Contribution on Goods and Services (CBS) and the States and Municipalities Tax on Goods and Services (IBS), as well as an Excise Tax applied to specific products such as fossil fuels, or other products that are deemed to harm the environment and the public health.

The reform is expected to affect fuels and LPG. Any increase in tax rates could raise the cost of goods sold, thereby reducing profitability if we could not timely pass these adjustments on to consumers. On the other hand, a decrease in tax rates might positively impact margins, but could also lead to intensified competition as other market players might adjust their own pricing strategies.

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

On top of this tax reform, there is also a new bill of law proposed by the current administration which provides for the taxation of dividends distributed to individuals domiciled in Brazil and remitted to non-residents. The dividends are currently exempt, and the bill proposes an imposition of a withholding tax up to 10% over the gross amount of dividends paid. There is limited visibility on whether the Congress will approve this bill, but if approved it would be applicable as of 2026 and could potentially impact the returns of an investment in a Brazilian entity such as us.

The suspension, cancellation or non-renewal of certain tax benefits may adversely affect our results of operations.

As of the date of this annual report, we are entitled to tax benefits providing for income tax reduction for our activities in the Northeast region of Brazil, subject to certain conditions. Conversely, if the corresponding tax authorities understand that we have not complied with any of the tax benefit requirements or if the current tax programs from which we benefit are modified, suspended, canceled, not renewed or renewed under terms that are substantially less favorable than expected, we may become liable for the payment of related taxes at the full tax rates and our results of operations may be adversely affected. Income tax exemptions amounted to R$94.3 million, R$109.0 million and R$93.4 million for the years ended December 31, 2024, 2023 and 2022, respectively. See “Item 4.B. Information on the Company—Business overview—Industry and regulatory overview—A. Distribution of LPG—Ultragaz—Income tax exemption status” and “Item 4.B. Information on the Company—Business overview—Industry and regulatory overview—B. Storage services for liquid bulk —Ultracargo—Income tax exemption status.”

No single shareholder or group of shareholders holds more than 50% of our capital stock, which may increase the opportunity for alliances between shareholders and other events that may occur as a result thereof.

In the event a controlling group is formed and decides to exercise its influence over our Company, we may be subject to unexpected changes in our corporate governance and strategies, including the replacement of key executive officers and board members. Any unexpected change in our management team, business policy or strategy, any dispute between our shareholders, or any attempt to acquire control of our Company may have an adverse impact on us. The term of office of our current Board of Directors, the members of which were elected at the Annual and Extraordinary General Shareholders’ Meeting held on April 16, 2025, will expire in the Annual General Shareholders’ Meeting to be held in 2027. Consequently, a new composition of the Board of Directors might be elected by our shareholders.

As a result of acquisitions, Ultrapar has assumed and may assume in the future certain liabilities related to the businesses acquired or to be acquired. Additionally, Ultrapar has assumed and may assume certain risks associated with acquisitions and divestments, including regulatory risks.

Ultrapar is subject to risks relating to acquisitions and divestments that it enters into from time to time. Such risks include the assumption of liabilities of an acquired business or a refusal by the relevant regulatory bodies, including CADE, to approve a relevant transaction.

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

Additionally, during 2024, Ultrapar Logística acquired a relevant equity stake in Hidrovias and, as of December 31, 2024, Ultrapar held a total stake of 41.94% in Hidrovias. For more information, see “Item 4.A. Information on the Company—History and development of the Company—Recent developments.”

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

Although there is no controlling shareholder of Ultrapar, the founding family and part of our senior management, through their ownership interest in Ultra S.A. and Parth, beneficially own a significative portion of our outstanding common stock. On August 18, 2020, Ultra S.A. and Parth entered into the 2020 Shareholders’ Agreement to include Pátria in its capacity as Ultra S.A.’s shareholder then holding a 20% stake in Ultra S.A.’s capital stock. Mr. Marcos Marinho Lutz, Chairman of the Board of Directors of Ultrapar is a shareholder of Ultra S.A., holding 2.4% of its capital stock, and also consenting intervening party of the 2020 Shareholders’ Agreement. A total of 35.6% of the Company’s capital stock is bound by the 2020 Shareholder’s Agreement as of December 31, 2024. Accordingly, these shareholders, acting together through Ultra S.A. and Parth, may exercise significant influence over all matters requiring shareholder approval, including the election of our directors. See “Item 4.A. Information on the Company—History and development of the Company”, “Item 7.A. Major shareholders and related party transactions—Major shareholders—Shareholders’ Agreements” and “Exhibit 2.9—Shareholders’ Agreement dated August 18, 2020.”

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

Among the necessary requirements to obtain licenses, there is the mandatory regularization of the areas in which our subsidiaries’ facilities are located. In the event any of our subsidiaries’ facilities were built without the required authorization of the competent local authority, or not in accordance with the respective approvals, we would face adverse consequences and risks which may adversely affect us, including failure or delays to receive any further operating licenses, fines, closures or the need to demolish any construction deemed not properly authorized, this leading to losses in connection with our investments.

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

In addition, the concentration of processes in shared services centers means that any technology disruption could impact a large portion of our businesses within the regions we serve. Any transition of processes to, from or within shared services centers, as well as other transformational projects, could lead to disruptions in our businesses. If we do not allocate and effectively manage the resources necessary to build and sustain a proper technology infrastructure, we could be subject to transaction errors, processing inefficiencies, loss of customers, operations disruptions, or the loss of or damage to intellectual property caused by security breaches. As with all information technology systems, our systems could also be breached by outside parties with the purpose of extracting information, corrupting information, or disrupting businesses’ processes.

Also, the increasing reliance on digital technologies and artificial intelligence (AI) brings significant benefits but also exposes the Company to cyber risks, such as sophisticated attacks on AI systems, data manipulation, taking advantages of vulnerabilities, and misuse of AI by malicious agents. Additionally, the rapid evolution of regulations can create compliance challenges, and if failures or breaches occur, our operations may be impacted.

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

The production, storage and transportation (including by navigation activities) of commercial goods, including fuels, LPG, chemicals, corrosives and other liquid or gaseous bulk products are inherently hazardous.

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

Also, the Company faces challenges related to unsafe working conditions, given the daily need to control powerful energies (kinetic, water, gravity), which pose health and safety hazards to employees during navigation activities.

Furthermore, Hidrovias is also subject to other conditions beyond its control, such as mechanical and electrical failures, accidents, personal injury, loss or damage to assets and cargo, fires, explosions, and fuel or other substance leaks, cargo theft, business interruption and delivery delays. Should any of these events occur, they may adversely affect the Hidrovias’ operations and results.

In addition, insurance coverage may not be available in a timely manner or may be insufficient to cover all losses or any loss at all. Mechanical failures, navigational hazards, accidents, or interruptions caused by environmental factors could also disrupt operations and lead to significant financial consequences. Equipment breakdowns, natural disasters and delays in obtaining imported products or spare parts or equipment could also affect the production process and, consequently, the results of operations and our reputation.

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

Brazil has experienced significantly high rates of inflation in the past, while the Brazilian economy has been characterized by frequent and occasionally extensive interventions by the Brazilian government. The Brazilian government’s past measures to control inflation included maintaining a tight monetary policy with high interest rates, wage and price controls, exchange controls, restrictions on imports, and others. High inflation, actions to combat inflation and public speculation about possible future measures has led and may lead to significant negative impacts on the Brazilian economy and heightened volatility in the securities markets. According to the IGP-M, an inflation index, the Brazilian general price inflation rate was 6.5% in 2024, -3.2% in 2023 and 5.5% in 2022. According to the IPCA, an inflation index to which the Brazilian government’s inflation targets are linked, inflation in Brazil was 4.8% in 2024, 4.6% in 2023 and 5.8% in 2022. Brazil may experience high levels of inflation in the future.

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

In 2022 and 2023, the Real appreciated, in each year, 7% against the U.S. dollar, while in 2024, the Real depreciated 27,9%. For more information on currency fluctuations, please see "Item 5.A. Operating and financial review and prospects—Operating results—Brazilian economic background.”

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

Furthermore, the implementation of protectionist policies or reversal of free trade policies in the United States, such as those implemented by the United States government in February 2025, may have material adverse impacts on the global economy and adversely affect our businesses. Global factors such as higher U.S. interest rates, a stronger U.S. dollar, and tariff threats, combined with concerns over fiscal accounts, have heightened tensions in Brazilian financial markets during 2024, weakening the Brazilian real and driving up local interest rates. In spite of financial volatility, Brazil’s GDP grew by 3.4% in 2024.

Disruption or volatility in the global financial markets, including as a result of the military conflict between Russia and Ukraine, and in the Middle East, following the conflict in the Red Sea and resultant escalating tensions in the region involving the Gaza Strip, Iran, Hezbollah in Lebanon and the Houthi in Yemen or any other geopolitical tensions, could further increase negative effects on the financial and economic environment in Brazil, which could have a material adverse effect on our businesses, results of operations and financial condition.

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

In Brazil, Law No. 15,042/2024, establishing the Brazilian Emissions Trading System (SBCE), was approved, though it still requires further definitions for its operationalization. None of the facilities of Ultrapar’s current portfolio exceed the emissions cap of 25,000 tCO2e/year, as established by the law. As such, there will be no immediate direct impact on the Company. Ultrapar actively monitors this risk, as it could become material in future acquisitions, leading to compliance-related financial impacts.

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

In 2024 the Fuel of the Future Law was enacted in Brazil. One provision in the Fuel of the Future Law that could impact Ultragaz is the greenhouse gas (GHG) emissions reduction target for natural gas producers and importers. This requirement could be met through the purchase of biomethane or future Biomethane Guarantee of Origin Certificates (CGOBs), which still await regulation by the National Energy Policy Council (CNPE). Companies currently using biomethane to decarbonize their operations may be affected if this renewable gas—already in limited supply in Brazil—is reallocated to meet targets imposed on natural gas producers and importers. This shift could drive up biomethane prices in the domestic market. Additionally, there is a risk that CGOB sales could become more commercially attractive than the biomethane itself, ultimately hindering Brazil’s decarbonization efforts.

The new legislation also mandates a gradual increase in the required biodiesel and ethanol content in diesel and gasoline, with biodiesel potentially reaching 20% of diesel and ethanol up to 35% of gasoline by 2030. Increasing the biodiesel percentage may require Ipiranga to invest in infrastructure upgrades and maintenance process adaptations, which could adversely affect our operations and results.

In addition, if we do not invest in research and development of new, less carbon-intensive solutions and adapt our operating structure to operate with cleaner energy sources, we may incur higher compliance and operating costs, which may have an adverse effect on our competitiveness and revenues.

Furthermore, if we violate environmental laws and regulations, we may face reputational damage with consumers, our business customers, investors, the communities in which we operate and other stakeholders, which could adversely affect our access to capital, revenues, and ability to obtain the necessary licenses to conduct our operations.

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

Additionally, adverse weather and navigability conditions, such as floods, droughts, natural disasters, waterway accidents, or accidents at the Company’s terminals - including environmental incidents and collisions - may potentially result in damages, penalties, fines, indemnities, or expenses payable to third parties and other claims against the Company. Furthermore, the Company’s operations may periodically be affected by crop failures, landslides, or other natural disasters that could impact the operational and/or financial conditions of its clients.

Company’s recent investee, Hidrovias, operates in river systems in Brazil, Argentina, Paraguay, and Uruguay, as well as on a limited ocean route related to coastal navigation. Any changes that adversely affect the navigability of any of these river systems or the ocean route - such as storms, silting, flooding, or the impact of drought, causing changes in water depth or the width of the navigable channel - may reduce or limit our ability to efficiently transport cargo through these waterways. 2024 was challenging for Hidrovias due to adverse weather conditions that disrupted its primary shipping routes. Hidrovias simultaneously faced severe droughts in both the North and South corridors, a rare scenario that led to significant operational restrictions and required adaptations.

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

The ADSs benefit from the depositary’s certificate of foreign capital registration, which permits the depositary to convert dividends and other distributions with respect to the shares into foreign currency and remit the proceeds abroad. In order to surrender ADSs for the purpose of withdrawing the shares represented thereby, investors are required to comply with Central Bank and CVM Joint Resolution No. 13, dated as of December 3, 2024 (“Joint Resolution No. 13/2024”), which requires, among other things, that investors appoint a legal representative in Brazil. If the investors fail to comply with Joint Resolution No. 13/2024, or the legal representative appointed by the investors fails to comply with Joint Resolution No. 13/2024 or to take action when required to do so, it could affect the investors’ ability to receive dividends or distributions relating to our shares or the return of their capital in a timely manner. Investors that are registered as Joint Resolution No. 13/2024 investors may buy and sell their shares on the Brazilian stock exchanges without obtaining separate certificates of registration. If investors do not qualify under Joint Resolution No. 13/2024, they will generally be subject to less favorable tax treatment on distributions with respect to the shares. The depositary’s certificate of registration or any certificate of foreign capital registration obtained by the investor may be affected by future legislative or regulatory changes, and additional Brazilian law restrictions applicable to their investment in the ADSs may be imposed in the future. For a more complete description of Brazilian tax regulations, see “Item 10.E. Additional information—Taxation—Brazilian tax considerations.”

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

The shareholders of Ultra S.A. and Parth, which together owned 35.6%, of our outstanding shares (excluding shared held in treasury) as of April 14, 2025, have the right to exchange their shares of Ultra S.A. and Parth for shares of Ultrapar and freely trade them in the market as more fully described under “Item 7.A. Major shareholders and related party transactions—Major shareholders—Shareholders’ Agreements.” Other shareholders, who may freely sell their respective shares, hold a substantial portion of our remaining shares. A sale of a significant number of shares could negatively affect the market value of the shares and ADSs. The market price of our shares and the ADSs could drop significantly if the holders of shares or the ADSs sell them or the market perceives that they intend to sell them.

There may be adverse U.S. federal income tax consequences to U.S. holders if we are or become a PFIC under the Code.

If we were characterized as a PFIC, in any year during which a U.S. holder holds our shares or ADSs, certain adverse U.S. federal tax income consequences could apply to that person. Based on the manner in which we currently operate our businesses, the projected composition of our income and valuation of our assets, and the current interpretation of the PFIC rules, including the Commodity Exception, we do not believe that we were a PFIC in 2024 and we do not expect to be a PFIC in the foreseeable future. However, because PFIC classification is a factual determination made annually and is subject to change and differing interpretations, there can be no assurance that we will not be considered a PFIC for the current taxable year or any subsequent taxable year. U.S. holders should carefully read “Item 10.E. Additional information—Taxation—U.S. federal income tax considerations” for a description of the PFIC rules and consult their tax advisors regarding the likelihood and consequences of us being treated as a PFIC for U.S. federal income tax purposes.

ITEM 4.         INFORMATION ON THE COMPANY

A.      History and development of the Company

We were incorporated on December 20, 1953, with our origins going back to 1937, when Ernesto Igel founded Ultragaz and pioneered the use of LPG as cooking gas in Brazil, using bottles acquired from Companhia Zeppelin. The gas stove began to replace the traditional wood stove, which dominated Brazilian kitchens at the time. Since then, Ultrapar has become one of the largest business groups in Brazil, investing in energy, mobility, logistics infrastructure, specialty chemicals and retail.

On December 31, 2021, our former wholly owned subsidiaries, Oxiteno (specialty chemicals) and Extrafarma (retail), were classified as assets and liabilities held for sale and discontinued operations, due to the signing of a share purchase agreement with Indorama in August 2021 and with Pague Menos in May 2021, respectively. The sales of Oxiteno and Extrafarma were closed on April 1, 2022, and on August 1, 2022, respectively and, as a result, these companies are no longer part of Ultrapar’s business portfolio as of these dates.

As of December 31, 2024, Ultrapar owned three main businesses: Ipiranga, Ultragaz and Ultracargo. In addition, following a series of transactions, Ultrapar Logística, an indirect subsidiary of Ultrapar, acquired an equity participation in Hidrovias and, as of December 31, 2024, Ultrapar held a total stake of 41.94% in Hidrovias.

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

Below we describe our main continuing and discontinued operations. In 2022, Ultrapar has ceased to present KMV (formerly abastece aí) as a separate segment, due to the small relevance of this business relative to the overall results of the Company.

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

In 2022, Ipiranga developed a turnaround plan focused on certain fundamental pillars of its business, namely (i) pricing intelligence, (ii) logistics and distribution, (iii) supply and trading and (iv) network management and engagement. Since then, the company has made significant advances, especially in the pillars of pricing, trading and network engagement.

In 2024 it continued to focus on these four essential pillars, especially logistics and distribution, aiming to keep results consistent, with a stronger and healthier network. In addition, Ipiranga announced the investments plan for 2025, that includes an important investment in its technology platform for ERP and satellite systems, with productivity and efficiency gains.

Ultragaz

When Ultragaz began its operations, it served only the Southeast region of Brazil. As of the date of this annual report, Ultragaz operates nationwide in the distribution of both bottled and bulk LPG, including the most highly populated states in Brazil, such as São Paulo, Minas Gerais and Bahia, and may sell bottled LPG through independent dealers. Bulk LPG is served through Ultragaz own infrastructure.

In 1995, Ultragaz introduced its own bob-tail trucks system to process small bulk distribution to residential, commercial and industrial segments, and started the process of geographical expansion through the construction of new LPG filling and satellite plants.

In 2003, Ultragaz acquired Shell Gás, Royal Dutch Shell plc’s LPG operations in Brazil. With this acquisition, Ultragaz became one of the Brazilian market leaders in LPG, with a 24% share of the Brazilian market on that date. In 2011, Ultragaz acquired Repsol’s LPG distribution business in Brazil.

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

On September 12, 2022, Ultragaz signed an agreement for the acquisition of all shares of Stella, a technology platform founded in 2019 that connects renewable electricity generators and customers through distributed generation, and the transaction closed on October 1, 2022. Ultragaz acquired Stella for a minimum amount of R$63.0 million, and an initial payment of R$7.6 million. In 2024, the earnout amount decreased due to the update of assumptions, settlement and monetary adjustments. The remaining amount of R$42.2 million will be settled in 2027, subject mainly to performance metrics of acquired company. Stella has been part of UVC’s portfolio (Ultrapar's Corporate Venture Capital fund) since 2021. This acquisition marked Ultragaz's entry into the electricity segment, in line with its strategy of expanding the offering of energy solutions to its customers, leveraging on its capillarity, commercial strength, the Ultragaz brand and its extensive base of industrial and residential customers.

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

On September 1, 2024, Ultragaz acquired a 51.7% interest in Witzler Participações S.A. (“Witzler”). The acquisition value was R$104.5 million, of which R$49.5 million was contributed to the acquired company through a capital increase and R$55.0 million, was paid considering price adjustments at the closing of the transaction. In addition, there is an additional earn-out in the amount of R$45.4 million subject to certain performance conditions to be measured within up to 12 months of the closing of the transaction and payable in 2025. Witzler, operates in the commercialization of electrical energy in the free market and in the energy management of its customers. This acquisition is aligned with Ultragaz's strategy of expanding its offering of energy solutions to its customers, leveraging on its capillarity, commercial strength, brand and extensive base of industrial and residential customers, consistent with the disclosure Ultrapar has been providing to its shareholders and to the capital market. Through Witzler, Ultragaz started to work with high voltage customers, consolidating its position in the electrical energy market.

Ultracargo

In the 1960’s, the market demand for high-quality and safe transportation services led to our entrance in the transportation of chemicals, petrochemicals and LPG. In 1978, Ultracargo Logística (formerly Terminal Químico de Aratu S.A. – Tequimar) was founded for the purpose of operating terminals. Later, it was acquired by Ultrapar Logística. As of the date of this annual report, Ultracargo Logística is a subsidiary of Ultrapar.

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

In April 2023, Ultracargo signed an agreement for the acquisition of a 50% stake in Opla, held by Copersucar. The value of the transaction was R$237.5 million, subject to customary working capital and Net Debt adjustments. The transaction was closed on July 1, 2023, and Ultracargo Logística and BP are now co-controllers of Opla (joint venture), the largest independent terminal of ethanol in Brazil. The total installed capacity of Opla’s terminal is 180 thousand m³, and thus Ultracargo’s total installed capacity was increased by 90 thousand m³. The acquisition of this stake in Opla marked Ultracargo's entry into the inland liquid bulk storage and logistics segment, integrated with port terminals, in line with its growth plan. Opla is a strategic asset in the ethanol and derivatives distribution chain, with high growth potential and value creation, given the ability of opening the terminal to third parties. Also in the second half of 2023, there was an increase of 10 thousand m³ of storage capacity in the Vila do Conde terminal and an acquisition by Ultracargo of a terminal from Ipiranga located in the city of Rondonópolis, in the state of Mato Grosso, increasing Ultracargo’s total installed capacity by 12 thousand m³ and representing another inland terminal strategically located to handle ethanol and oil derivatives. This was the first transaction of this kind between Ipiranga and Ultracargo and created value for both companies. For Ultracargo, the highlight lies in expanding operations into the interior of the country, in line with the growth of the biofuels supply, while offering an integrated logistic solution, possibly expanding Ultracargo’s turnover and customer base. For Ipiranga, the transaction represented significant capital liquidity while maintaining the service level (Ipiranga has remained the main client of the terminal).

In addition to the capacity expansion in the Itaqui port described above, Ultracargo is currently building a greenfield terminal in the city of Palmeirante, which will be the first liquid bulk terminal in the state of Tocantins. The Palmeirante terminal is expected to increase Ultracargo’s total installed capacity by 23 thousand m³ by the second quarter of 2025 and supplies fuels for the states of Maranhão, Tocantins, Pará and Mato Grosso. The Rondonópolis terminal is also currently under expansion, and Ultracargo expects to add 22 thousand m³ of capacity to the terminal by the second quarter of 2025. Finally, the projects to expand the Santos terminal by the second quarter of 2025 and the Suape terminal by the second quarter of 2026 are expected to add 34 thousand m³ and 40 thousand m³ to Ultracargo’s total installed capacity, respectively.

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

Prior to its sale to Indorama, described above, Oxiteno was a wholly-owned subsidiary of the Company and had eleven industrial units across Brazil, the United States, Mexico and Uruguay, in addition to research and development centers and commercial offices in the Americas, Europe and Asia.

Extrafarma

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

Prior to its sale to Pague Menos, described above, Extrafarma operated 399 drugstores in ten states of Brazil and four distribution centers, which were responsible for supplying all stores, located in four different cities: Benevides, in the state of Pará; Aquiraz, in the state of Ceará; Guarulhos, in the state of São Paulo and São Luís, in the state of Maranhão.

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

In August 2020, Ultra S.A. and Parth entered into the 2020 Shareholders’ Agreement to include Pátria, in its capacity as Ultra S.A.’s shareholder then holding a 20% stake in Ultra S.A.’s capital stock, as consenting intervening party, therefore bound by the provisions of the 2020 Shareholders’ Agreement. The 2020 Shareholders’ Agreement replaced the 2018 Shareholders’ Agreement in its entirety, and the terms and conditions remained substantially the same of the latter. On September 28, 2021, Ultra S.A. informed the Company that Mr. Marcos Marinho Lutz, our Chairman of the Board of Directors, became a shareholder of Ultra S.A., holding 2.4% of its capital stock, and became a consenting intervening party of the 2020 Shareholders’ Agreement. For more information about the 2020 Shareholders’ Agreement, see “Item 7.A. Major shareholders and related party transactions—Major shareholders—Shareholders’ Agreements” and “Exhibit 2.9—Shareholders’ Agreement dated August 18, 2020.”

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

In May 2023, Ultrapar was notified by Ultra S.A. and Parth that the shareholders bound by the 2020 Shareholders' Agreement increased their ownership position in the Company. A total of 35.6% of the Company’s capital stock is bound by the 2020 Shareholder’s Agreement as of April 14, 2025.

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

In April 2022, as a result of the sale of all shares issued by Oxiteno S.A. Indústria e Comércio to Indorama, Mr. João Benjamin Parolin submitted a letter of resignation from his position as Executive Officer of Ultrapar. The Board of Directors decided to keep this position vacant.

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

Such new members were reelected by the Annual and Extraordinary General Shareholders’ Meeting held on April 16, 2025, for a new mandate. Also, Ana Paula Vescovi, who was member of the Board of Directors since 2019, was replaced by Vânia Neves.

As part of the sucession plan, the new Board of Directors elected Marcos Lutz to the position of Chairman of the Board of Directors and Jorge Camargo, an independent member, was elected to the position of Vice-Chairman.

At the senior management level, the Board of Directors also elected Rodrigo de Almeida Pizzinatto as Chief Executive Officer and Alexandre Mendes Palhares as Chief Investor and Financial Officer. Also, considering the end of their term of office of the Executive Officers elected in April 2023 and the new governance structure of the Company, Bernardo Sacic, Marina Guimarães Moreira Mascarenhas and Manuella Carvalho Campos de Oliveira were elected as executive officers of the Company.

Recent developments

Issuance of foreign loan by Ultragaz

On February 14, 2025, Ultragaz realized the issuing of foreign loan (without financial covenants) on the amount of USD 100.0 millions (equivalent to R$ 577.9 million on transaction moment), with financial charges of SOFR + 0.91% p.a. and maturing on February 13, 2026. The subsidiary entered into hedging instruments against foreign exchange and interest rate variations on american dollar, changing financial charges to 102.90% of DI.

Issuing of constitutional fund by Ultracargo

On February 6, 2025, the subsidiary  Ultracargo Logística realized the issuing of Northeast region constitutional fund (without financial covenants) on the amount of R$ 101.0 million, with financial charges of IPCA + 2.93% p.a. and maturing on November 15, 2041. The subsidiary entered into hedging instruments changing financial charges to 69.65% of DI.

Issuance of shares

On February 26, 2025, the Company’s Board of Directors approved the issuance of 67,679 common shares within its authorized capital provided for in the Company’s Bylaws, due to the partial exercise of the subscription warrants issued by the Company in connection with the merger of shares of Extrafarma by the Company, approved by our Extraordinary General Shareholders’ Meeting held on January 31, 2014. As of the date of this annual report, the Company’s capital stock is comprised of 1,115,507,182 common shares, all registered and with no par value. This issuance of shares did not generate an increase in share capital value of the Company, since all Extrafarma’s assets were already recorded in Ultrapar’s financial statements.

Issuance of Debentures by Ultracargo

On March 31, 2025, the subsidiary Ultracargo issued its 4th series of debentures (without financial covenants), amounting to R$ 350.0 million, with financial charges of USD +5.32% per year and maturity on April 2, 2026. The subsidiary contracted instruments to hedge against U.S. dollar interest rates and currency fluctuation, converting the financial charges to 101.65% of the DI rate.

Foreign Loan obtained by Ipiranga

On April 4, 2025, the subsidiary Ipiranga secured a Foreign Loan (without financial covenants) amounting to USD 86.9 million (equivalent to R$ 500.0 million at the time of the transaction), with financial charges of USD +4.0154% per year and maturity on April 2, 2026. The subsidiary took measures to hedge against U.S. dollar interest rates and currency changes, converting the financial charges to 103.80% of the DI rate. The funds from this operation were used to prepay the CCB Trade related debt of R$ 500.0 million.

Constitutional Fund Financing by Ultracargo

On April 10, 2025, the subsidiary Ultracargo Logística secured financing from the North Region Constitutional Fund (without financial covenants), amounting to R$ 106.4 million, with financial charges of IPCA + 3.15% per year and maturity on February 15, 2037.

Increase in share capital through statutory reserve

On April 16, 2025, was approved on the Ordinary and Extraordinary General Shareholders’ Meeting (“OEGM”) approved by majority votes, without amendments or exceptions, the increase of Company’s share capital on the amount of R$ 1,365.3 million, without the issuance of new shares, through the incorporation to the share capital of the resources recorded in the statutory reserve for Investments.

B.      Business overview

Ultrapar is a Brazilian company with its origins in 1937 when Ernesto Igel founded Ultragaz. Since then, Ultrapar has become one of the largest business groups of Brazil, with an outstanding position in the energy, mobility and logistics infrastructure segments through, Ultragaz, Ipiranga, Ultracargo and Hidrovias.

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

Our strengths

Relevant market positions across our main businesses

Ipiranga is one of the largest fuel distributors in Brazil with a 17.3% market share (considering only diesel, gasoline and ethanol) in 2024, according to ANP, and a network of 5.860 service stations. Furthermore, it operates in the business-to-business market (B2B), supplying fuel and managing the supply of companies of different segments and sizes. There are more than 6.3 thousand large consumers who utilize Ipiranga’s products and services in their industrial, transport, logistics and cargo activities.

Ultragaz is one of the leaders in LPG distribution in Brazil, one of the largest markets worldwide. According to ANP, Ultragaz’s total volume of LPG sold in 2024 was 1.7 million tons, leading to a market share of 22.9%. We believe the strength of its nationally recognized brand, consumer last-mile expertise and the close relationship with its customers enables Ultragaz to identify opportunities to expand its product offering, not only related to LPG, but other energy solutions as well.

Ultracargo is the largest private company in the liquid bulk storage industry in Brazil, according to ABTL, with eight terminals and a total installed capacity of 1,067 thousand m³ in 2024, providing it with strategic positioning in the main logistics hubs in the country.

Capillarity, robust infrastructure and national presence

As of December 31, 2024, Ipiranga’s 5,860 service stations were located in all Brazilian states, with a more prominent market presence in the Southeast and South regions. To supply its service station network, it also operates 90 storage terminals, with a total installed capacity of 1.132 thousand m³ among primary and secondary bases that are located in strategic positions throughout the country.

Ultragaz has a significant market presence in densely populated areas. Through its capillarity and last-mile expertise, Ultragaz developed an important role in the Brazilian LPG retail system. Ultragaz operates nationwide directly or through resellers with professionals visiting several customers daily. In 2024, Ultragaz’s network served approximately 57 thousand business customers in the bulk segment and more than 11 million households in the bottled segment through a network of approximately 6 thousand independent retailers.

Ultracargo is the largest independent liquid bulk storage company in Brazil and the only player in the liquid bulk storage sector that is present in most of the major ports in the country.

Synergistic, robust and resilient business portfolio

We concentrate our activities in the energy, mobility and logistics infrastructure segments, through Ipiranga, Ultragaz, Ultracargo and Hidrovias, which we believe to be irreplicable assets with a consistent track record of operating results, solid operational scale, and structural competitive advantages. Our portfolio is complementary, synergistic, and focused on our core competencies and operational know-how, which we believe leverage the competitive advantages of each of our businesses, allowing for greater efficiency and value generation potential.

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

Our strong relationship with dealers is an essential asset for the Company. We offer distribution exclusivity and differentiate incentive programs for resellers in Ultragaz and Ipiranga, and invest in training them to maximize efficiency, further strengthen our relationship with them and promote high-quality standards to all of our distribution network.

In addition, network management and engagement have been one of the main fronts on which Ipiranga’s management has focused its attention in the last years, and are one of the four pillars of Ipiranga’s turnaround plan. During 2022 and 2023, Ipiranga conducted a legacy management process of its service stations, with a complete review of the network to optimize operations and to allow Ipiranga to strengthen its relationship with resellers that are considered true business partners, engaging with them in a close and transparent manner.

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

Consistent business and differentiated value proposition in the liquid bulk storage services sector

In 2024, clients with contracts of more than three years accounted for 61% of Ultracargo’s revenues, which evidences a long-term commercial relationship with them and stability for Ultracargo. In addition, the company operates with a diversified portfolio of clients. Ultracargo’s ten largest clients accounted for 62% of its revenues in 2024, with its three largest clients (including Ipiranga, a related party), accounting for 37%.

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

Through its multipurpose terminals, strategically located in Brazil, Ultracargo operates a wide range of products, such as fuels, ethanol, chemicals, corrosives and vegetable oils, which allows it to meet the needs of different clients. Besides other skills that enable Ultracargo to efficiently operate multipurpose terminals, the company has important operational know-how and engineering expertise concerning proper coating and cooling temperatures of its tanks to avoid chemical reactions that could affect the safety of the terminals. This product diversification also contributes to mitigating the effects of volatility in the commercial environment of a single product in the company’s revenues and positions Ultracargo to benefit more from spot sales. As Ultracargo’s terminals are able to handle fuels, either fossil fuels or biofuels, we see the company well-positioned for the energy transition.

Distinguished positioning in the fuel distribution sector

We believe that Ipiranga differentiates itself from its competition in the sector by having a more diverse array of products and services, thereby being a more convenient choice for customers. It has the largest franchise brand in the convenience stores segment, through AmPm, and in the lubricants segment, through Jet Oil. In 2024, AmPm had a network of 1,450 stores, while Jet Oil had 1,120 units. Ipiranga also has one of the largest loyalty programs in Brazil, called Km de Vantagens. Ipiranga also has a 56% stake in Iconic, a leader company in the lubricants segment in Brazil.

Strong corporate governance structure and alignment of interests

We believe we have been among Brazil’s leaders in the development and adoption of best practices in corporate governance. We use capital markets not only as an investment resource but also as a driver for the development and consolidation of our corporate culture. One of the central pillars of this culture is a shared responsibility concept, based on the alignment of interests.

We have a solid track record of pioneering initiatives in corporate governance. In 1999, we were the first company to go public simultaneously on B3 and the NYSE under an ADS Level III program. In 2000, we became the first company in Brazil to offer all our shareholders tag-along rights at the same price in the case of a change of control.

In 2011, we completed the implementation of a new corporate governance structure, which we believe further aligned our shareholders’ interests by converting all preferred shares into common voting shares. The conversion resulted in all our shares having identical voting rights, which allows our shareholders to participate in the decisions of our shareholders’ meetings without (i) any limitations on voting rights, (ii) special treatment to current shareholders or (iii) mandatory public tender offers at a premium to market prices once a certain beneficial ownership threshold is achieved. In that same year, our shares were listed on the Novo Mercado segment of B3, which is the B3 segment with the highest standards of corporate governance and transparency. As of the date of this annual report, Ultrapar is a component of some of B3 stock indices that extol companies with great corporate governance initiatives, such as the IGCT, IGC-NM, IGCX, ITAG and ISE.

To further enhance our corporate governance structure, we have a robust compliance program. One of the pillars of our compliance program is related to its guidelines composed of our Code of Ethics, a document revised in December 2024 that guides the conduct of the Company members and their representatives from the external public, and our Corporate Policies, a set of more prescriptive documents covering procedures and controls to be adopted on topics such as corruption, good competition practices, conflicts of interest, among other issues related to corporate integrity. All these guidelines were approved by the Board of Directors and serve as a basis for training the employees of Ultrapar, in addition to be a reference to enforce the consequences in cases of misconduct. Ultrapar also has a Conduct Committee, a body directly linked to the Board of Directors, which consists of an independent and external president and executives of Ultrapar, including the Risks, Integrity and Audit Director, with the purpose of managing the application of the Code of Ethics, among others.

Our robust governance structure also includes the People and Sustainability Committee, which has been in place since 2011, the Investments Committee, which has been in place since 2019, and the Audit and Risks Committee which, since 2019, is a permanent body with independent board members.

In addition, to strengthen the alignment of interests between management and shareholders, members of Ultrapar’s management receive variable short-term compensation linked to performance based on financial goals defined for each business and for Ultrapar, in addition to individual goals associated with the businesses’ operating and commercial performance, people development, projects execution, among other objectives, always in line with the strategic plan approved by the Board of Directors. Since 2022, executives have at least 1/3 of their individual goals related to the ESG agenda. The long-term compensation plan, through which the Company’s executives become shareholders of Ultrapar, is mainly based on restricted shares, which are transferred to the executive’s ownership at the end of the vesting period.

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

On April 19, 2023, the Annual and Extraordinary General Shareholders’ Meeting promoted an important renewal of the Board of Directors combining candidates who were members of the Company's management, with four new candidates, who brought relevant and complementary experiences to the Board. On April 16, 2025, such members were reelected for another mandate, among other members. As a result, Ana Paula Vescovi, who was member of the Board of Directors since 2019 was replaced by Vânia Neves. Furthermore, the Board of Directors approved an important renewal at the senior management level.

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

In 2024, Ultrapar announced a new governance model for its three main businesses (Ipiranga, Ultragaz and Ultracargo), with the management of each such business henceforth reporting to its own Board of Directors. This governance model seeks to create greater agility, independence and accountability for each such business of Ultrapar. The holding structure consolidates these businesses and acts as a portfolio manager with a focus on long-term value generation across these businesses. For more information, see “Item 6.A. Directors, senior management and employees—Directors and senior management.”

Strong operational track record

Our Company has exhibited a solid operational track record. Since our Initial Public Offer on October 13, 1999, we have never ended a year with net loss, presenting an average compounded annual growth of net income attributable to shareholders of the Company of 17% from 1999 to 2024, despite the overall macroeconomic volatility in Brazil and in the world during this same period.

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

Invest in building a succession pipeline for key leadership positions

We remain committed to building a pipeline of entrepreneurial leaders at Ultrapar as well as in our businesses. Through a combination of promoting internal talent, internal horizontal transfers and external hires, there has been a relevant renovation in senior management positions, covering all the senior management. From 2020 to 2024, we renewed 89% of our senior executives, which include our statutory executive officers and businesses’ officers, and executive managers who report to our statutory executive officers, with a balanced mix of external hires and internal promotion and transfers. These movements have been carried out in a gradual, planned, and constructive manner. In the last years, we have worked to strengthen our management structure and governance, supporting the growth and longevity of Ultrapar. As part of our succession plan, at the senior management level, the Board of Directors elected Rodrigo de Almeida Pizzinatto as Chief Executive Officer and Alexandre Mendes Palhares as Chief Investor and Financial Officer. Considering the end of the term of office of the Executive Officers elected in April 2023 and the new governance structure of the Company, Bernardo Sacic, Marina Guimarães Moreira Mascarenhas and Manuella Carvalho Campos de Oliveira were elected as executive officers of the Company.

Sustainability as part of the Company’s long-term strategic plan

Sustainability is intrinsic to the strategic planning of Ultrapar and its businesses, and aims to mitigate risks, foster opportunities and protect the Company’s value generation potential in the long term. We first conducted a materiality assessment in 2019, and since then, through a process guided by global macrotrends, specific businesses’ characteristics, the stakeholders’ perspectives and industry practices, we identified our strategic priorities in the coming years. The priorities, which cover the three ESG pillars (environmental, social and governance) and are connected to the United Nations (UN) Sustainable Development Goals (SDGs), are Ultrapar’s seven material topics: (i) health and safety; (ii) governance and integrity; (iii) energy transition; (iv) eco-efficient operations; (v) responsibility for the surrounding communities; (vi) value chain and (vii) inclusive culture and diversity. In 2023, the Company made public commitments to its ESG goals for 2030, which are aligned with the material topics. In 2024, Ultrapar made significant progress on its sustainability journey, a critical element of our strategic framework and the foundation for updating our 2030 ESG plan, which is slated for completion in 2025.

Invest in new energy solutions through Ultragaz

As part of our strategy to expand the offering of energy solutions through Ultragaz, in September and November 2022, Ultrapar announced the acquisition of all shares of Stella and NEOgás, respectively, and in June 2024, Ultrapar announced the acquisition of a 51.7% stake in Witzler. Stella is a technology platform that connects renewable electricity generators and low voltage customers through distributed generation. NEOgás is a pioneer in the transportation of compressed natural gas in Brazil, operating in sectors such as the industrial, vehicular and development of special projects in partnership with natural gas distributors. Witzler commercializes electricity in the free market and provides energy management for high voltage customers.

Such acquisitions marked Ultragaz’s entry into their respective sectors, which is in line with its strategy of expanding the offering of energy solutions to customers, leveraging on its capillarity, commercial strength, the Ultragaz brand and its extensive base of industrial and residential customers.

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

Ultracargo also seeks to maximize its assets utilization rates through more efficient operations and diversification of transportation modes at each terminal. For example, Ultracargo created two programs, Soul and Conecta, to enhance operational efficiency, improve processes and management, reduce waste and increase safety standards. For more information on Soul and Conecta, see “Item 4. Information on the Company—Industry and regulatory overview—B. Storage services for liquid bulk —Ultracargo— Operational efficiency and technology.” Furthermore, Ultracargo is currently investing in the construction of railway branches at Paulínia (state of São Paulo) to improve the transport of ethanol from the recently acquired Rondonópolis terminal to Opla, to improve liquid bulk flow and increase the potential utilization of the installed capacity in this terminal.

The logistics corridor connecting São Paulo and Mato Grosso (SP-MT) plays a crucial role in ensuring efficient transportation and distribution of ethanol and fuel derivatives between Brazil’s main production and consumption centers. The Rondonópolis terminal in Mato Grosso serves as a key hub for transporting corn ethanol to Paulínia (SP), one of the country's main storage and distribution hubs. The railway network plays a strategic role in this flow, ensuring efficiency and cost reduction in ethanol transportation to Greater São Paulo and the Port of Santos. Santos is home to Ultracargo's largest storage terminal, strategically positioned to handle the growing demand for fuel imports and ethanol exports.

The Maranhão-Tocantins (MA-TO) logistics corridor plays a strategic role in optimizing fuel distribution in a region with a structural production deficit. The Port of Itaqui serves as a key hub, ensuring efficient imports and distribution, while Palmeirante strengthens the corridor as a strategic rail terminal, enhancing connectivity to Maranhão, Tocantins, and Mato Grosso. With rail transport playing a central role, this corridor improves supply chain efficiency, reduces costs, and supports the region’s growing energy demand.

Focus on safer and more efficient operations in fuel distribution

In 2022, Ipiranga developed a turnaround plan focused on certain fundamental pillars of its business, including: (i) pricing intelligence, (ii) logistics and distribution, (iii) supply and trading and (iv) network management and engagement. Since then, the company has made significant advances, especially on the pillars of pricing, trading and network engagement, but we still have room to further unlock value, mainly on the logistics and distribution front.

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

Develop the trading operations in fuel distribution

Supply and trading have been one of the main topics on which Ipiranga’s management has focused its attention, and one of the four pillars of Ipiranga’s turnaround plan. As Petrobras no longer supplies all the Brazilian market, there has been a necessity of distributors to supply their networks with either other local refineries’ products or imports and, therefore, the supply and trading intelligence has been a major competitive differentiation factor for companies engaged in the Brazilian fuel distribution market, as discussed in “Item 5. Operating and financial review and prospects—D. Trend information.”

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

Strengthen logistics infrastructure capabilities and expand presence in sectors exposed to the Brazilian agribusiness sector, through strategic investment in Hidrovias

Ultrapar’s acquisition of an equity participation in Hidrovias aligned with Ultrapar's strategic focus on logistics infrastructure, further diversifying its portfolio and enhancing its presence in sectors critical to Brazil's economy. It further underscores Ultrapar’s commitment to leveraging opportunities in logistics to create sustainable value. By investing in Hidrovias, Ultrapar aims to strengthen its operational efficiency, enhance regional connectivity, and capitalize on the growing demand for cost-effective logistics solutions, while prioritizing the most competitive and environmentally sustainable mode of transportation. This strategic alignment positions Ultrapar to increase its logistics capabilities and to contribute to the broader development of critical supply chains.

In addition to opportunities in the mobility, energy and logistics infrastructure sectors, Ultrapar also seeks to expand its business portfolio in the agribusiness sector, which has been showing relevant growth in the Brazilian economy in recent years. Ultrapar considers Hidrovias, one of the largest providers of integrated logistical services in Latin America, to align well with its expansion goals, presenting a distinctive asset characterized by substantial size and a strong potential for value creation in this sector.

Risk management and strategy

Ultrapar seeks protection against risks that may adversely impact the objectives and strategies established by its senior management. To ensure that risks are effectively assessed and monitored by the Executive Officers, the Audit and Risks Committee and the Board of Directors, a risk matrix that consolidates all of Ultrapar’s business risks was developed, encompassing five categories according to which the risks are classified and considering current and relevant topics to Ultrapar and its businesses. The five categories are described below:

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

The Board of Directors is responsible for periodically assessing Ultrapar’s exposure to risks through the risks matrix and evaluating the effectiveness of risks management systems, thus ensuring that Ultrapar’s Executive Officers and the businesses are able to recognize, assess and control their risks properly.

The Audit and Risks Committee is responsible for assessing the effectiveness of risks management and internal controls mechanisms, evaluating Ultrapar’s risks matrix and submitting it to the Board of Directors’ approval, assisting the Board of Directors in assessing and defining acceptable risk levels and monitoring how risk non-conformities are being handled.

The Risks, Integrity and Audit Department is directly linked to the Audit and Risks Committee and is responsible for establishing the methodology for an integrated and comparative view of risks at Ultrapar and coordinating risks presentations and reporting at all organizational levels.

Ultrapar’s Executive Officers are responsible for assessing the effectiveness of the risks management and internal controls mechanisms, proposing improvements to risks management mechanisms and validating the risks matrix before it is submitted to the Audit and Risks Committee.

The businesses’ CEOs are responsible for providing the necessary resources for the execution and maintenance of risks management mechanisms in their respective business. Officers of each business are responsible for guaranteeing the effective execution of risks mitigation and management mechanisms and controls in their jurisdiction, identifying and assessing business risks, quantifying risks in terms of impact and vulnerability in the business risks matrix and defining and implementing action plans for identified risks.

Risk owners are responsible for implementing risk mitigation and management mechanisms and controls, identifying business risks scenarios, describing the impact and vulnerability of the business in the identified risks scenarios, suggesting and executing action plans and mitigation controls and monitoring risks scenarios and indicators for their respective business. Each business also has risks and integrity departments of their own, which are responsible for disseminating the concepts of risks management in their business, supporting the Risks, Integrity and Audit Department, the directors and risk theme managers in identifying, quantifying and defining risks mitigation action plans, developing, monitoring and reporting controls related to the mitigation and management of risks in the business and supporting the implementation of risks mitigation action plans in their business.

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

Ultrapar published a Sustainability Report for the year ended December 31, 2024, which brings together highlights of the year in the areas of finance, operations and ESG. The report was prepared based on the GRI standards, includes the SASB indicators for the Oil and Gas sector (Refining and Marketing), and presents data on Ultrapar’s governance, strategy, risk management and climate performance in line with best disclosure practices.

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
  Results in 2024: in 2024, our LTIF rate was 0.55 (a decrease of 30% compared to 2023 and of 43% compared to 2020), our PSE rate was 1.14 (an increase of 56% compared to 2023 and a decrease of 26% compared to 2020) and we advanced on the definition of healthcare and quality of life programs.
38

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
  Results in 2024: in 2024, we maintained the proactive level of integrity culture, with an A score in the MSCI ESG Rating and reentered the ISE B3 portfolio, with a score of 86 out of 100 in the Corporate Governance dimension (an increase of 3 points compared to 2023).
  Energy transition: Ultrapar intends to plan and implement strategies aimed at transitioning to a low-carbon economy.
  Goal for 2030: implement measures to reduce and mitigate GHG emissions in operations, ensuring carbon neutrality (scope 1 and 2 emissions) from 2025 onwards.
  Results in 2024: in 2024, 37% of our scope 1 emissions were neutralized (an increase of 8 p.p. compared to 2023) and 100% of our scope 2 emissions were neutralized, in line with 2022.
  Eco-efficient operations: Ultrapar aims to ensure excellence in the environmental management of operations, ensuring the efficient use of natural resources and optimizing waste management.
  Goals for 2030: (i) maintain 100% of electricity consumed from certified renewable sources; (ii) zero spills with a risk of contamination of soil and water and (iii) reduce to zero the volume of hazardous or non-hazardous waste sent to landfills, due to the use of more sustainable solutions (such as composting, recycling and co-processing)
  Results in 2024: in 2024, 100% of our consumed electricity was from renewable and certified sources, we had zero spills in 2023, compared to one in 2022, and 39% of our waste was sent to landfills, 30 percentage points lower as compared to 2022.
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
  Results in 2024: in 2024, R$ 48.3 million were invested by Ultrapar in such initiatives and partnerships, with R$ 8.2 million from own resources.
39

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
  Results in 2024: in 2024, 94% of critical suppliers with ESG contractual clauses, 100% of resellers have access to ESG related training and have been informed about ESG topics.
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
  Results in 2024: in 2024, we achieved a 42% level of gender and ethnic equity in senior management and 22% in the Board of Directors, both in line with 2023. We also achieved an 82% satisfaction rating for an inclusive workplace environment, 1 percentage point below 2023.

In 2024, Ultrapar made significant progress on its sustainability journey, a critical element of our strategic framework and the foundation for updating our 2030 ESG plan, which is slated for completion in 2025.

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

The table below presents a reconciliation from Gross Debt to Net Debt measure to the most directly comparable measure derived from IFRS financial measures:

	As of December 31,
In millions of Reais	2024	2023	2022
Loans, financing and derivative financial instruments	9,568.2	6,661.0	5,714.5
(+) Debentures	4,733.9	5,107.0	6,035.9
Gross Debt	14,302.1	11,768.0	11,750.4
(+) Leases payables	1,485.2	1,523.9	1,523.8
(-) Cash, cash equivalents, financial investments and derivative financial instruments	(8,031.7)	(7,170.6)	(6,585.0)
Net Debt	7,755.6	6,121.4	6,689.2
Industry and regulatory overview
  Distribution of LPG

LPG is a fuel derived from the oil or natural gas refinery process or petrochemical industry. It is produced from the separation of lighter fractions of oil when processing raw natural gas and is composed of a mixture of hydrocarbon gases, such as propane and butane. According to ANP, in 2024 75% of Brazil’s domestic demand was produced in local refineries and processing units while the remaining 25% was imported. LPG has the following primary uses in Brazil:

  Bottled LPG: used primarily by residential consumers for cooking. According to Sindigás, LPG reaches over 66 million households (91% of the total households in Brazil) and is present in 100% of Brazilian cities; and
  Bulk LPG: used primarily for cooking and water heating in shopping malls, hotels, residential buildings, restaurants, laundries, hospitals and industries, with several other specific applications to each industrial process, such as grains and seeds drying, cotton processing, temperature control in poultry and pig farming, coffee drying and roasting, application of resins on fruits and seedling and plant greenhouses.
40

The following chart shows the process of LPG distribution:

Historically, bottled LPG has represented a substantial portion of the LPG distributed in Brazil and is primarily used for cooking. The domestic heating usage of LPG is immaterial in Brazil due to its warm climate, leading to an overall lower consumption of LPG per capita in Brazil compared to other countries where domestic heating is a major element of LPG demand.

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

The role of the Brazilian government. The Brazilian government historically regulated the entire chain of the LPG sector in Brazil, such as production, distribution and sale. The period from 1960 to 1990 was characterized by heavy governmental regulation, including price controls, regulation of geographical areas in which each LPG distributor could operate, regulation of services offered by distributors and governmental quotas for the LPG sold by distributors, thus restricting the growth of larger LPG distributors. In the early 1990s, a deregulation process took place, easing the requirements for the entry of distributors into the market, reducing administrative burdens and removing regional market restrictions. There are currently no restrictions on foreign ownership of LPG companies in Brazil, provided that such company is incorporated under Brazilian laws.

The role of ANP. ANP is responsible for the regulation, contracting and inspection of economic activities and implementation of the government’s oil, gas and biofuels policies1. ANP regulates all aspects of the production, distribution and sale of oil and oil products in Brazil, including product quality standards and minimum storage capacities required to be maintained by distributors.

In order to operate in Brazil, an LPG distributor must be authorized by the ANP and must comply with certain minimum operating requirements, including:

  Maintenance of sufficient LPG storage capacity;
  Minimum share capital and maintenance of an adequate quantity of LPG bottles;
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
  Assure an inspection certificate or equivalent document from the fire department and an operating license or other document issued by the municipal government.

LPG distributors are required to provide ANP monthly reports with their product movements of previous month.

LPG distribution to the final consumer may be carried out by the own distributor or by independent or exclusive resellers. The construction of LPG filling plants and storage facilities is subject to the prior approval of ANP and may only begin its operations after ANP inspection.

The Self-Regulatory Code/ANP Resolutions 957/2023 and 958/2023. In 1996, most of the Brazilian LPG distributors, representing more than 90% of the market, bottle manufacturers, LPG transportation companies and certain LPG retail stores, under the supervision of the Brazilian government, entered into a statement of intent regarding the establishment of a program for “requalifying” LPG bottles (a process under which they undergo safety and quality checks) and other safety procedures, known as “Código de Autorregulamentação” (Self-Regulatory Code). See “—Ultragaz—Bottle swapping centers” and “— Ultragaz—Requalification of bottles.” Before the Self-Regulatory Code came into effect, certain LPG distributors, not including Ultragaz, would fill bottles stamped with another distributor’s brand. This practice resulted in a low level of investment in new bottles, giving rise to concerns regarding the safety of older bottles. The Self-Regulatory Code provides, among other things, that:

  Each LPG distributor may only fill and sell bottles that are stamped with its own trademark;
  Each LPG distributor is responsible for the quality and safety control of its bottles; and
  Each LPG distributor must maintain enough bottles to service its sales volume.

All these characteristics had positive impacts on society and were incorporated by subsequent ANP resolutions, being in force to this day.

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

Ultragaz

As of December 31, 2024, Ultragaz was the leading company in the Brazilian bulk LPG market and the second largest in total volumes, according to ANP. Founded in 1937, Ultragaz was the first LPG distributor in Brazil, when wood stoves and, to a lesser extent, alcohol, kerosene and coal stoves were used. For more information about Ultragaz’s history, see “Item 4.A. Information on the Company—History and development of the Company—A.1. Continuing operations—Ultragaz.”

Ultragaz is comprised of Cia Ultragaz, the company that pioneered our LPG operations, and has the following operating subsidiaries:

  Bahiana, which primarily operates in the Northeast region of Brazil.
  Utingás, a storage services provider that operates two facilities in São Paulo and Paraná. Utingás was incorporated in 1967 when Ultragaz and other LPG distributors joined to construct LPG storage facilities based in the states of São Paulo and Paraná. Ultragaz currently indirectly owns 57% of Utingás. See “Item 4. Information on the Company—Industry and regulatory overview—Storage of LPG.”
  Ultragaz Energia, which comprises Stella, a technology platform that connects renewable electricity generators (solar plants) and customers through distributed generation. It is an alternative for low voltage consumers to access lower energy prices. The company was founded in 2019 and was acquired by Ultragaz in 2022. For more information about this acquisition, see “Item 4.A. Information on the Company—History and development of the Company—A.1 Continuing operations—Ultragaz.”
43

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
  Witzler, which commercializes electricity in the free market and provides energy management for high voltage. The transaction was approved by CADE on July 8, 2024 and closed on September 1, 2024. Through this acquisition, Ultragaz, which already offers solutions for low voltage customers through Ultragaz Energia (as a result of the acquisition of Stella Energia), will also start working with high voltage customers, consolidating its position in the electrical energy market. For more information about this acquisition, see “Item 4.A. Information on the Company—History and development of the Company—A.1 Continuing operations—Ultragaz.”

Markets and marketing. When Ultragaz began its operations, it served only the Southeast region of Brazil. As of the date of this annual report, Ultragaz is present in almost all of Brazil’s significant population centers. In recent years, Ultragaz strengthened its presence in the North and Northeast regions, where it did not have significant operations, including the building of new bottling and distribution plants in Belém (state of Pará) and Fortaleza (state of Ceará). Distribution of bottled LPG includes mainly retail stores, carried out by Ultragaz’s dealership network, mainly using 13 kg ANP approved bottles. In the case of Ultragaz, the bottles are painted blue. Ultragaz’s operating margins for bottled LPG vary from region to region and reflect the distribution channel in the region.

The LPG bottled market in Brazil is mature and Ultragaz believes that growth in demand in the long term will be a function of an increasing number of households consuming the product as well as an increasing level of household income.

Distribution of bulk LPG is largely carried out through 190 kg storage tanks installed on the clients’ premises. Since 1995, Ultragaz has been operating small-and-medium-sized bulk delivery facilities with bob-tail trucks, which deliver LPG in bulk mainly to residential buildings, commercial and industrial clients. Ultragaz’s clients in the commercial sector include shopping malls, hotels, residential buildings, restaurants, laundries, and hospitals. Ultragaz’s trucks supply clients’ stationary tanks using a system that is quick, safe, and cost effective.

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

In 2024, Ultragaz’s network served approximately 57 thousand business customers in the bulk segment and more than 11 million households in the bottled segment through a network of approximately 6 thousand independent retailers. The table below shows Ultragaz’s sales volume of LPG to clients of bottled and bulk segments:

Client category	2024	2023	2022
	(in thousands of tons)
Bottled LPG	1,113	1,122	1,127
Bulk LPG	633	616	579
Total tons delivered	1,747	1,738	1,706

(1)Includes residential deliveries and distribution through retailers’ stores.

Residential delivery has evolved during the last years from primarily door-to-door to a scheduled format, through orders by phone or app.

LPG distribution is a dynamic retail market where consumers’ habits change constantly, thus creating opportunities for the company. In order to track market developments more closely and differentiate itself from its competitors, Ultragaz has developed and enhanced sales channels and payment methods. In the last decade, the company expanded Disk Gás (sale of LPG bottles by telephone) and, more recently, cell phone messages (WhatsApp) and through a smartphone app (Ultragaz app), which reached 7.5 million downloads at the end of 2024. Ultragaz entered into sales partnerships with apps and KMV. These initiatives provide customers with greater convenience, add further value, and generate logistic optimization to Ultragaz. The same principles have been extended to the bulk segment, in which Ultragaz is a pioneer and has a leading position.

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

Payment terms. Ultragaz’s sales through its retail stores and through home delivery are made mainly on a cash basis. Ultragaz’s sales to independent resellers and to industrial and commercial users have payment terms of 19.9 days on average.

Storage of LPG. On December 31, 2024, Ultragaz’s storage capacity was approximately 22.1 thousand tons, including our 57% stake in Utingás’ storage capacity. Based on its 2024 average LPG sales, Ultragaz could store approximately 3.8 working days of LPG supply.

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

Bottled sales derives from several factors, including the number of bottles bearing Ultragaz’s brands. As of December 31, 2024, there were 28 million bottles stamped with Ultragaz’s brands in the market, 26 million of them 13 kg bottles.

Distribution infrastructure. Ultragaz’s distribution strategy includes having its own infrastructure for bulk LPG, given that proximity to customers is a significant success factor. Ultragaz delivers bottled LPG, using a distribution network, which included 6.3 thousand independent resellers. Ultragaz has also invested in information technology for improving its processes, such as logistics optimization and production efficiency and owns a fleet of around 106 vehicles for gas bottles delivery and 311 vehicles for bulk delivery as of December 31, 2024.

On August 16, 2023, CADE approved the consortium agreement between Ultragaz and Supergasbrás for sharing part of their operations, infrastructure of LPG storage and filling bases. Through this agreement, Ultragaz has expanded its presence from 19 to 24 existing filling bases. Through this partnership, benefits such as optimizing logistics routes, reducing costs related to operations, filling and storage and greater supply security and service levels for customers and resellers are expected. Neither Ultragaz nor Supergasbrás anticipate any change to their commercial operations.

On November 29, 2024, Ultragaz announced that it submitted for approval CADE a partnership to be developed between Supergasbrás Energia Ltda. and Ultragaz, through the establishment of a special purpose entity (“SPE”), with an equal stake among such shareholders, for the construction and operation of a terminal at the Port of Pecém (state of Ceará) for handling LPG (the “Project”). In addition to CADE’s approval, the transaction is subject to other precedent conditions, common for this type of transaction. Once approved, a structure with a storage capacity of approximately 62 thousand tons is expected to be built, which is expected to be concluded in 2028. For this Project, investments of R$ 1.2 billion are estimated to be divided equally between the parties. The Project intends to promote greater security in the supply of LPG to the North and Northeast regions of Brazil, where national production of LPG is historically deficient.

Independent resellers. Ultragaz’s independent distribution network ranges from large resellers, which carry out extensive home deliveries, to single retail stores, which sell small quantities of LPG bottles. ANP Resolution 51/16, as amended, sets that the independent resellers must be registered with ANP and comply with a list of prerequisites, as well as those required by law for the storage of bottles up to 90 kg. Also, each municipality sets forth its own safety regulations, including a minimum distance from certain locations, such as schools. For the year ended December 31, 2024, 97% of Ultragaz’s bottled LPG sales were made through resellers. The agreements entered between Ultragaz and independent resellers require the use of Ultragaz brand and the display of Ultragaz logo in the delivery vehicles and on the uniforms worn by the delivery staff. Proprietary rights of the trademark and the logo are retained by Ultragaz and are duly registered with INPI. All contracted resellers are Ultragaz’s exclusive representatives. Under the terms of the respective contracts, each dealer agrees not to deliver non-Ultragaz LPG bottles.

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

In 2020, Ultragaz created a digital relationship channel with its resellers called MAP – Meu Aplicativo Parceiro (My Partner App), which currently has more than 6 thousand connected partners. In this app, resellers have access to resources that improve their work process and to a marketplace platform, namely Portal Ultragaz, where they can purchase several items.

In 2020, Ultragaz also developed the Amigu app, the company’s last-mile tool that identifies the closest Ultragaz’s deliveryman to the customer location. As of the date of this annual report, the app has more than 7 thousand deliverymen connected in more than 1.5 thousand cities across Brazil.

Distribution channels to bulk consumers. Bulk distribution is made directly to customers by delivering LPG to storage tanks located at customers’ facilities. Both large and small bulk distribution are mainly made by bob-tail trucks and, in some cases, third-party tanker trucks.

Ultragaz has improved the digitization of its processes and sales channels by offering an omnichannel solution to customers. This digital service channel offers greater security, transparency, and agility in service. Ultragaz’s logistics strategy is also focused on the customer journey. The investments in routing systems, demand planning and last-mile solutions are intended to provide high-level delivery and information services to the client, not only improving customer experience, but also raising Ultragaz’s operational efficiency.

Bottle swapping centers. Pursuant to the ANP Resolution 49/16, as amended, distributors have established 9 operating swapping centers to facilitate the return of the bottles to the respective distributor. Under the ANP Resolution 49/16, as amended, LPG distributors were not permitted to refill third-party bottles, although they must pick up any empty LPG bottle tendered by customers in exchange for a full LPG bottle, regardless of the brand stamped in such empty bottle . Accordingly, LPG distributors may deliver third-party bottles to a swapping center where such bottles may be exchanged for bottles placed in circulation by such LPG distributor.

Requalification of bottles. The lifetime of a bottle depends on several factors, the most important being the exposure of the bottle to corrosion from the atmosphere and whether the bottle has been damaged. The ANP Resolution 49/16, as amended, provides that all bottles must be requalified after their first 15 years of use, and every 10 years thereafter. Each bottle is visually inspected for damage and corrosion to determine if it can be requalified or if it should be scrapped. In the case of bottles which pass the quality and safety checks, several procedures are followed before the bottles are stamped with the year of requalification and the next term in which they are due for requalification. Ultragaz had to requalify 4.1 million bottles, 2.1 million bottles and 2.4 million bottles in 2024, 2023 and 2022, respectively.

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

As the SOU program continues to deliver results, it has been expanded to logistics in 2024, optimizing processes, reducing operational inefficiencies and improving OTIF rates.

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

Supply of LPG. As of the date of this annual report, the main supplier of LPG to Ultragaz is Petrobras. In 2019, Petrobras entered into an agreement with CADE aimed at promoting the competition in the gas market in Brazil, including the sale of shareholdings in companies operating thereof as a means of encouraging the entry of new players into the LPG supply network. In 2024, 17% of Ultragaz’s overall supply needs were met by private suppliers, other than Petrobras.

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

In 2022, the conflict between Russia and Ukraine increased volatility in oil prices, mainly in the first semester, with a direct impact on LPG international prices. As a result, Petrobras announced a new adjustment to the LPG price in March, 2022. In the second semester of 2022, international oil prices dropped. As a result, in September, October, November and December of 2022, Petrobras made new adjustments to the LPG prices, reducing the prices in approximately 23%, comparing August 2022 to December 2022.

In May 2023, Petrobras announced that fuel prices (including LPG) would no longer be set at the international parity price, as per the previous pricing policy. The new pricing policy seeks not to immediately pass on high market price volatility to consumers. In addition to the change in pricing policy, the price of LPG was affected by the change in the ICMS taxation rule. As of May 2023, the tax stopped being ad rem to be ad valorem, with a fixed value per state of R$1.2571/kg. The new legislation led to an increase in the price of LPG in most of the states in the country.

Throughout 2024, the price of Mont Belvieu LPG increased by 32%, while Petrobras’ price had a positive variation of 9.7%. The last price adjustment made by Petrobras was in July 2024, a 9.9% increase, on average, between the Santos and Suape delivery points.

The following chart shows the price of LPG (in R$/kg) practiced by Petrobras and the import parity price.

Sources: Petrobras and ANP

Competition. Ultragaz’s main competitors are:

  Copa Energia: a group created in 2021 that owns the LPG distributors Liquigás and Copagaz;
  Nacional Gás: a Brazilian LPG distributor, which has been present in the market for more than 70 years; and
  Supergasbrás: a company controlled by SHV Energy (a major multinational LPG distributor), formed by the merger of Minasgás S.A. and Supergasbrás S.A.
48

The following table sets forth the market share of Ultragaz and its LPG competitors in terms of volume, according to ANP:

	Year ended December 31,
LPG distributor	2024	2023	2022
Copa Energia (Liquigás + Copagaz)	24.3%	24.1%	24.5%
Ultragaz	23.0%	23.4%	23.1%
Nacional Gás	21.3%	21.5%	21.8%
Supergasbrás	20.6%	20.6%	20.8%
Others	10.8%	10.3%	9.9%
Total	100.0%	100.0%	100.0%

Since per capita consumption is small, low distribution cost is a critical factor in dictating profitability. Therefore, LPG distributors largely compete based on efficiencies in distribution and delivery as all LPG distributors currently purchase most of their LPG requirements from Petrobras, and as Petrobras’ refinery price charged to the distributors is the same to all LPG distributors. Ultragaz’s main markets, including the cities of São Paulo, Salvador and Recife, are highly populated areas and, therefore, distribution to these markets can be carried out with great economies of scale, resulting in lower distribution costs. Additionally, Ultragaz benefits from low bulk LPG distribution costs.

As of December 31, 2024, the LPG distribution industry in Brazil consists of 19 LPG distribution companies or groups of companies and is regulated by the ANP. In August 2019, Copagaz, Itaúsa, Nacional Gás and Fogás entered into an agreement with Petrobras to acquire Liquigás, which was approved by CADE in November 2020 and closed in December 2020, marking the exit of Petrobras from the LPG distribution market. The agreement created Copa Energia in 2021, one of the main players in the LPG distribution market.

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

In 2024, the Brazilian LPG market increased by 2.2% compared to 2023, according to ANP data, as a result of the increase of 6.1% in the bulk segment, driven by the country’s economic growth, and 0.9% increase in the bottled segment, due to slightly higher market demand.

The following graph shows LPG sales volume for the Brazilian market and Ultragaz for the periods indicated.

Income tax exemption status. Brazilian legislation provides a 75% income tax reduction for businesses located in the Northeast region of Brazil, which depends on SUDENE’s formal and previous approval. Ultragaz is entitled to this tax benefit at its filling plants located at Mataripe, Caucaia, Juazeiro, Aracaju and Suape until 2024, 2025, 2026, 2027 and 2027, respectively. The total amount of SUDENE’s income tax exemption for the Ultragaz segment for the years ended December 31, 2024, 2023 and 2022, was R$45.3 million, R$64.7 million and R$56.4 million, respectively.

B. Storage services for liquid bulk

Port infrastructure and efficiency are key factors in economic development, especially international and regional trade development. There are three types of port management systems:

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
  Public service ports: the port authority of public service ports performs the whole range of port-related services and is responsible for maintenance and investments in all infrastructure, which they own. These ports are formed as branches of the government but some services may be outsourced to private companies. As of the date of this annual report, there is no public service port in Brazil;
  Private service ports: under this model, the ports are privatized ports that are privately owned and managed, but subject to regulatory oversight. Government-owned entities can be relevant shareholders of these ports and therefore influence its management to adopt strategies in line with the public interest. The ports of Itapoá (state of Santa Catarina) and Açu (state of Rio de Janeiro) are private service ports.
50

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

According to the information presented by ANTAQ, in 2024, solid bulk accounted for 60% of all cargo handled in Brazilian ports, followed by liquid bulk 24% and containerized and general cargo 17%.

Regulation. Port infrastructure and services in Brazil are regulated by ANTAQ, which was created in 2001 to implement, regulate and enforce guidelines established by the Ministry of Ports and Airports. The agency dedicates efforts to ensure an adequate level of competition and tariffs, and to balance the interests of clients and service providers.

Ultracargo

Ultracargo is the largest private provider of liquid bulk storage services in Brazil. The company stores and handles liquid bulk, mainly fuels, chemicals, ethanol, corrosives and vegetable oils. Through its multipurpose terminals, Ultracargo operates a wide range of products, which allows it to meet the needs of different clients. In 2024, 58% of Ultracargo’s net revenues were comprised by handling of gasoline and diesel, 22% of chemicals, 8% of alcohol and 12% of other liquid bulk product.

Besides other skills that allow Ultracargo to efficiently operate multipurpose terminals, the company has important operational know-how concerning proper coating and cooling temperatures of its tanks to avoid chemical reactions that could affect the safety of the terminals.

The following chart shows the overall process of loading and unloading of liquid bulks. Apart from offering liquid bulk storage services, Ultracargo also provides services related to ship loading and unloading, operation of pipelines, logistics programming and installation engineering.

52

Clients. Ultracargo operates with a diversified portfolio of clients and long-term contracts. In 2024, Ultracargo’s ten largest clients accounted for 62% of its revenues, with its three largest clients (including Ipiranga, a related party), accounting for 37%. In the same period, clients with contracts in the spot model (term of less than one year) and with terms of one to three years, three to five years and more than five years accounted for 11%, 29%, 17% and 43% of its revenues, respectively.

Ultracargo’s record results and profitability in recent years are a result of its strategy of expanding capacity and gaining operational efficiency, safety and productivity, as well as opportunities associated with the energy transition. The company seeks alternatives to expand to inland operations, increasing its market relevance in biofuels handling, mainly ethanol, connected to the potential that Brazil has to lead the transition to a low-carbon economy.

Storage facilities. As of December 31, 2024, Ultracargo operated 8 terminals with a total storage capacity of 1,067 thousand m³, providing it with strategic positioning in the main logistics hubs in Brazil. Ultracargo’s port terminals (with exception of those in Paulínia and Rondonópolis) are multipurpose and can store multiple types of liquid bulk according to market demand. The following table sets forth the main characteristics of each storage facility operated by Ultracargo:

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

Increases in installed capacity. In 2019, Ultracargo’s operational capacity in Santos increased by 84 thousand m³ as a result of the retrofit of 38 thousand m³ in July and the repair of 46 thousand m³ in September. In October 2019, Ultracargo added 30 thousand m³ to Itaqui’s capacity through the implementation of the first phase, out of three phases of its expansion. Also, in 2019, Ultracargo won a bid for a greenfield terminal in Vila do Conde’s port, located in Barcarena, state of Pará. Vila do Conde is considered a strategic position for Ultracargo, since it allows the company to meet the increasing demand for fuel at the state of Pará. Ultracargo incorporated Tequimar Vila do Conde Logística Portuária S.A. in 2019 in connection with Vila do Conde’s concession. See “Item 4.A. Information on the Company—History and development of the Company—A.1. Continuing operations— Ultracargo.”

In 2020, Ultracargo’s operational capacity in Itaqui increased by 24 thousand m³ through the full implementation of the second phase and beginning of the third phase of its expansion.

In 2021, Ultracargo accomplished several milestones related to its expansion plan, consolidating its position and leadership in the liquid bulk market. In April, the company won the public auction to operate in the IQI13 area at the Itaqui port, in the state of Maranhão, where the company already operates and is the market leader. The new area will increase Ultracargo’s total installed capacity by 42 thousand m³ and its operations are expected to start up to 2026, due to a contractual obligation with the port authority. Throughout 2021, Ultracargo concluded the third phase of its expansion at the Itaqui terminal, which further increased its capacity by 46 thousand m³, resulting in a total installed capacity of 155 thousand m³. At the Vila do Conde terminal, Ultracargo started its operations in December 2021, with a total installed capacity of 120 thousand m³. Ultracargo currently is the only provider of storage services for liquid bulk at this port, which marks an important step in the expansion plan for the North region.

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

Also in the second half of 2023, there was an increase of 10 thousand m³ of storage capacity in the Vila do Conde terminal due to the acquisition by Ultracargo of an asset from Ipiranga and the start of operations in a terminal in the city of Rondonópolis, in the State of Mato Grosso, also acquired by Ultracargo from Ipiranga, representing another inland terminal strategically located to handle ethanol and oil derivatives. The Rondonópolis terminal is currently under expansion, and Ultracargo expects to add 22 thousand m³ of capacity to the terminal, with work expected to begin in second quarter of 2025.

In addition to the capacity expansion in the Itaqui port described above, Ultracargo is currently building a greenfield terminal in the city of Palmeirante, which will be the first liquid bulk terminal in the state of Tocantins. The Palmeirante terminal is expected to increase Ultracargo’s total installed capacity by 23 thousand m³ in 2025 and supply fuels for the states of Maranhão, Tocantins, Pará and Mato Grosso. Finally, the projects to expand the Santos terminal by the second quarter of 2025 and the Suape terminal by the second quarter of 2026 are expected to add 34 thousand m³ and 40 thousand m³ to Ultracargo’s total installed capacity, respectively.

Assets utilization. The following table sets forth the m³ sold at Ultracargo’s port terminals in 2024, 2023 and 2022.

	Volume sold (in thousand m³)
Facility	2024	2023	2022
Santos (state of São Paulo)	3,822	4,241	3,729
Itaqui (state of Maranhão)	3,576	3,732	3,432
Aratu (state of Bahia)	2,724	2,848	2,807
Suape (state of Pernambuco)	2,591	2,624	2,528
Vila do Conde (state of Pará)	1,310	1,082	887
Paulínia (state of São Paulo)	2,435	903	-
Rio de Janeiro (state of Rio de Janeiro)	200	201	206
Rondonópolis (state of Mato Grosso)	485	75	-
Total	17,143	15,707	13,589

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

Competition. Ultracargo remains among the leaders in all the ports in which we operate. According to ABTL, Ultracargo’s market share in product storage in 2024 was 100% in Rio de Janeiro, 65% in Aratu, 45% in Itaqui, 21% in Suape, 17% in Santos and 100% in Vila do Conde. Ultracargo’s national geographic presence represents a competitive advantage compared to local operators, allowing it to offer differentiated proposals to customers compared to other players.

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
  Ageo: is the largest liquid bulk operator in Santos port, with 520 thousand m³ of installed capacity;
  Odfjell: is one of the world leaders in liquid bulk storage and has 331 thousand m³ of installed capacity in Brazil, distributed across the ports of São Luís, Teresina, Palmas, Ladário, Santos, and Rio Grande; and
  Vopak: is one of the world leaders in tank storage and operates terminals in Santos and Aratu, with 399 thousand m³ of installed capacity.

The following table sets forth the market share of private providers of liquid bulk storage in port terminal in terms of volume handled according to ABTL in 2024, 2023 and 2022:

	Market share – Volume handled (tons)
	2024	2023	2022
Ultracargo	22.5%	23.8%	24.7%
Cattalini	15.3%	17.8%	17.3%
Ageo	11.6%	13.0%	13.0%
Odfjell	8.6%	8.8%	9.9%
Vopak	7.2%	7.0%	7.1%
TFB S/A	5.3%	5.9%	6.6%
Others	29.4%	23.7%	21.4%

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

Since then, Ultracargo's terminals have undergone several recertification processes, with the most recent taking place in 2024 for the Aratu, Itaqui, Rio de Janeiro, Santos, Suape, and Matriz terminals. Additionally, the Vila do Conde terminal was certified under ISO 9001, ISO 14001, and ISO 45001 standards in the same year.

In 2024, Ultracargo also launched its new Integrated Management System Policy - SOUL, which incorporates a set of best practices focused on safety, environmental protection, and risk mitigation, applicable to all its terminals.

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

Therefore, the measures pursuant to an agreement signed between Ultracargo and the Public Prosecutor’s Office in relation to certain alleged environmental damages are in process of being implemented. As a result of the evolution of the regulation process with insurers, as of December 31, 2016, the company recorded insurance receivables in the amount of R$366.7 million and indemnities to customers and third parties in the amount of R$99.9 million in its balance sheet. In the first quarter of 2017, Ultracargo received the full amount from the insurers. On February 4, 2021, the subsidiary paid the remaining balance related to the TAC, without pending and/or additional financial obligation arising from such commitment assumed. Between December 31, 2022, and December 31, 2024, there were no extrajudicial claims. See “Item 8.A. Financial information—Consolidated statements and other financial information—Legal proceedings.”

Income tax exemption status. Brazilian legislation provides a 75% income tax reduction for businesses located in the Northeast region of Brazil, which depends on SUDENE formal and previous approval. Ultracargo’s terminals at Itaqui, Suape and Aratu are entitled to the tax benefit up to 2025, 2030 and 2032, respectively. The total amount of SUDENE’s income tax exemption for Ultracargo for the years ended on December 31, 2024, 2023 and 2022 was R$38.7 million, R$44.3 million and R$37.1 million, respectively.

C. Fuel distribution

The Brazilian fuel market comprises the distribution and marketing of diesel, gasoline (including aviation gasoline), ethanol, fuel oil, kerosene (including aviation kerosene) and natural gas for vehicles (NGV). According to IPB, in 2024 diesel represented 47% of the volume of fuel distributed in Brazil, followed by gasoline and ethanol, representing 31% and 15%, respectively.

The distribution of fuels (gasoline, ethanol, and diesel) is made mainly through three channels, as follows:

  Service stations, which serve final retail consumers;
  Large consumers, mainly industries and fleets; and
  Retail—wholesale resellers—TRR, specialized resellers that distribute diesel to medium and small volume end-users.
56

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

All gasoline sold in Brazil must contain a certain proportion of anhydrous ethanol, set at 27%, which can vary from 22% to 35%, provided its technical feasibility is confirmed, according to Law No. 9,478/97, as amended by the recent publication of Law 14,993/2024, which deals with the Combustível do Futuro (Fuel of the Future). The CNPE establishes the percentage of anhydrous ethanol that must be added to gasoline (currently, at 27% in regular gasoline and 25% in additive/premium gasoline).

On September 24, 2014, in accordance with Law No. 13.033, changes were incorporated into the “Programa Nacional de Biodiesel” (the National Biodiesel Program). Since 2008, a certain amount of biodiesel has been required to be added to diesel. In addition, some changes were required in the distributors’ facilities, as well as the restructuring of its logistics. The Resolution 8/23 of the CNPE, fixed the mandatory blending rate at 14% from March 2024 to March 2025. According to this Resolution, the mandatory blending rate should increase to 15% in March 2025, reaching 20% in March 2030. In turn, Law 14.993/2024 provided for an annual increase of 1% in the addition of biodiesel to diesel starting in 2025, reaching 20% in March 2030.

In this regard, with the approval of bill 528/2020, which led to Law 14,993/2024, the Combustível do Futuro (Fuel of the Future), aimed to reduce carbon emissions and promote biofuels, sets forth critical thresholds impacting the fuel distribution sector in Brazil, including: (i) a target to gradually increase the biodiesel blend required in diesel by 1% per year, from 14% in 2024 to 20% in 2030, (ii) a mandate of a maximum of 3% blending of HVO (Hydrotreated Vegetable Oil, most commonly known as renewable diesel or green diesel) in diesel, and (iii) an expansion of the range of ethanol blend in gasoline that could be required by the competent authority. Furthermore, the new law also proposes regulations for Sustainable Aviation Fuel (SAF), Carbon Capture and Storage (CCS), synthetic fuels (e-fuels), biomethane and others.

“Gasoline A” (as it is known in its unmixed form) and diesel are mixed with anhydrous ethanol and biodiesel, respectively, at the distributors storage terminals which are then sold to service stations, large consumers and TRRs.

Supply. According to ANP, Petrobras is the most relevant domestic supplier of oil derivatives, accounting for 85% of the Brazilian refining capacity as of December 31, 2024. There are currently 18 oil refineries in Brazil, 10 of which are owned by Petrobras. In November 2021, based on the commitment signed by Petrobras with CADE in June 2019, Petrobras closed the sale of the Landulpho Alves Refinery (RLAM), located in Bahia, and in November 2022, Petrobras closed the sale of Isaac Sabbá Refinery (REMAN), located in Manaus. Also, in the second semester of 2023, Petrobras completed the sale of Potigar Clara Camarão Refinery (RPCC), located in Rio Grande do Norte.

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

Brazilian refineries are located predominantly in the South, Northeast and Southeast regions of Brazil. Petrobras’s total refining capacity in December 2024 was approximately 1,7 million barrels per day. According to ANP, the overall product yield for Brazilian refineries in 2024 was 39% diesel, 24% gasoline, 14% fuel oil, 6% LPG and 17% other products.

Since the end of 2021, Petrobras announced that it would cease to guarantee the supply of fuels to the Brazilian market and informed distributors that a portion of their fuel purchase orders would not be fully met. As a result, fuel distribution companies, including Ipiranga, were required to purchase part of their fuel needs in the international market and, during some periods, prices of imported fuels might be materially different from those charged by Petrobras. In 2024, 23% and 8% of diesel and gasoline in the Brazilian market, respectively, were imported, and the remaining were supplied by local refineries.

The ongoing hostility between Russia and Ukraine led to significant developments in the international trade flow of oil-based fuels. Due to the banning of Russian diesel imports by most of the countries of the European Union and the price cap (maximum price that importers could pay for Russian diesel) imposed by G7 countries, Russia sought new destinations for its exports. Thus, in 2023, through competitive prices, Russia became the main supplier of diesel to Brazil, surpassing the United States, which had been the largest supplier until then. In 2024, the flow of Russian oil derivatives to Brazil and other Latin American countries became increasingly consolidated. Russia remained the primary supplier of diesel to Brazil, while notable volumes of gasoline and naphtha imports also emerged. As the market matured, the range of originators of Russian products in Brazil diversified, paralleling the expansion of Russia's export destinations—which now include significant volumes to Africa and Asia. Additionally, outages resulting from attacks on the Russian refining park contributed to a reduction in supply during the second half of 2024, leading to smaller price discounts compared to 2023.

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

The ethanol fuel market in Brazil consists of corn and sugarcane mills, producing sugar, ethanol, and dried distillers grains (DDG). According to ANP, in 2024 79.2% of the ethanol produced in Brazil was from sugarcane and 20.8% was from corn. Ethanol production from sugarcane occurs approximately eight months per year and ethanol from corn runs through the whole year. Since sugarcane can either be used to produce ethanol or sugar, from a sugarcane producer’s perspective, the production ratio between ethanol and sugar is determined based on the prices of ethanol and sugar in the Brazilian and international markets. Although ethanol production is subject to favorable climate conditions, the risk of interruptions in supply is mainly restricted to the end of the harvest. A portion of the production is stored in the distilleries to meet demand during the inter-harvest season. Distilleries produce two types of ethanol: (i) anhydrous ethanol, which must be blended with gasoline “A” and (ii) hydrated ethanol, which is essentially used for flex fuel vehicles. Unlike oil-derivatives, ethanol is purchased from several producers.

Biodiesel is purchased from several biofuel producers in Brazil, and its main feedstocks are soybean oil and tallow. As of December 31, 2024, there were 58 biodiesel producers, located predominantly in the Center-West and South regions. Brazil’s biodiesel production in 2024 totaled 9 billion liters.

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

According to ANFAVEA, approximately 2.5 million new light vehicles were registered in Brazil in 2024, an increase of 14% compared to 2023, driven by the greater credit granting for vehicle acquisition. Last year, flex-fuel vehicles, whose engines are adapted to run on gasoline, ethanol, or any combination of the two, accounted for 79% of the country’s light vehicle registrations, followed by diesel-powered light commercial vehicles (10%), electric or hybrid vehicles (7%) and gasoline-only passenger cars (4%).

According to ANP data, the fuel distribution market (which comprises gasoline, ethanol, and diesel) grew by 4% in 2024 compared to 2023, with an increase of 6% in gasoline and ethanol, following the increase in the light vehicle fleet, and 3% in diesel, in line with Brazilian GDP growth.

Due to its economic role, the fuel demand presents a relatively low sensitivity to prices. As a reference, in the last five years, the standard deviation of diesel volume was approximately 6% of the average volume in the period, whereas the same calculation for diesel prices indicates a volatility of 33%. As shown in the graphs below, despite the increase in fuel prices in Brazil in recent years, the trend in volumes has also been one of growth.

Sources: ANP and Bloomberg

The role of the Brazilian government. The Brazilian government regulated the pricing of oil and oil-derivative products, ethanol, natural gas and electric energy until 1990. From this time onwards, the Brazilian oil and gas sector has been significantly deregulated. Until the adoption of the Petroleum Law in 1997, the Brazilian government maintained strict control over the prices that could be charged by (i) refineries to distributors, (ii) distributors to service stations and other channels and (iii) service stations to end-users. The Petroleum Law allowed the import of gasoline, ended the policy of price table, established the white flag stations, and released the entry of new distributors and importers. As of the date of this annual report, there is no legislation or regulation in force giving the Brazilian government power to set oil-derivative and ethanol fuel prices.

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

In 2024, energy prices continued to be unstable with ongoing geopolitical conflicts, inflation in the main global economies and concerns about the demand for oil and oil products. Disputes between Ukraine and Russia continued to threaten global supply disruptions. Continuous drone attacks on the Russian refining infrastructure impacted irregular supplies and increased price premiums, especially for diesel.

In the Middle East, developments related to the conflict in Gaza resulted in heightened tensions and intermittent clashes between Israel and Hamas and its neighboring states. Although these hostilities did not materially disrupt the supply of oil and oil products, they contributed to a persistent risk premium in oil pricing throughout most of 2024. Following elevated energy prices in 2022 and 2023, the global economy experienced inflationary pressures that, in turn, subdued demand. Consequently, central banks in major economies were compelled to sustain higher interest rates, thereby further cooling global demand. During 2024, oil market conditions became less constrained, limiting OPEC's capacity to increase production. Moreover, the significant volatility induced by the U.S. elections toward the end of the year affected oil prices. Despite the instability associated with these events, global energy prices continued a downward trend compared to those recorded in 2022 and 2023.

In 2024, Petrobras remained largely insulated from international price volatility, maintaining stable domestic pricing throughout the year. The only adjustment occurred in July with an increase of R$0.20 for gasoline, while diesel prices remained unchanged during the entire period. The most recent pricing action was implemented in December 2023, when the company reduced diesel prices by R$0.30 per liter in anticipation of a forthcoming increase in federal taxes.

The following graphs show the price volatility of fuels acquired by the distributors from Petrobras’ refineries compared to the import parity price of the last three years.

Source: Petrobras, Nymex, Bacen and Argus. Import parity prices are referenced in prices of the port of Paranaguá, from all origins – except Russia.

Ethanol prices are freely charged by ethanol producers.

The role of ANP. ANP is responsible for the control, supervision and implementation of the Brazilian government’s policies with respect to activities related to oil, natural gas and biofuels. ANP regulates all aspects of the industry, from the exploration and/or production, transportation to the sale of these products, including product quality standards, to the minimum storage capacities required to be maintained by distributors with respect to oil and oil products in Brazil. The ANP Resolution 950/2023, as amended, establishes that a fuel distributor, in order to operate in Brazil, must obtain an operating authorization and meet certain minimum requirements of operation, including:

•Minimum paid-in capital of R$4,500,000.00; and

•Proof of financial capacity equivalent to expected volumes to be sold (proof of such capacity may include proof of ownership of assets, insurance, or a bank guarantee).

In addition, fuel distributors are required to provide to ANP monthly reports showing their previous month sales and fuel distribution for service stations may only be carried out by a registered distributor. TRRs are allowed to trade only diesel, lubricants, and grease to small-end consumers. The construction of storage facilities and approval for new retail sellers to operate is subject to the prior approval of ANP. Service stations and storage facilities may only begin operations after ANP inspections.

The roles of ABD, Sindicom, and ICL. ABD is the association that represents the interests of major Brazilian players of the downstream oil and gas supply chain in discussions before federal and state governmental bodies and presents its members perspectives on relevant laws, regulations, and bills. The association was formed in 2020 as part of IBP and its primary purpose is to promote uniform standards for industry regulation and to provide a forum in which members can discuss matters affecting the industry and downstream sector. Prior to ABD, Sindicom, founded in 1941, was the main association responsible for representing the interests of fuel and lubricant distributors in Brazil. Historically, most of its initiatives were concentrated in ABD. As of the date of this annual report, Sindicom is focused on pursuing judicial actions related to this sector and addressing irregular market practices. In addition, the ICL is committed to fostering an ethical and equitable environment within the fuel industry by actively combating fraud and promoting healthy competition, ultimately benefiting the consumer.

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

Decarbonization credits. The RenovaBio Program was designed to support Brazil’s COP21 goals and was launched in 2016 by the Ministry of Mines and Energy, instituted as the “National Biofuels Policy” through Law 13,576/2017. RenovaBio’s goal is to reduce carbon emissions and encourage the consumption and production of biofuels in Brazil, contributing to a higher share of renewable fuels in Brazil’s energy matrix. This program foresees that biofuel producers will generate CBios in an amount related to the volume produced, and distributors receives decarbonization targets according to the volume of oil products sold in the previous year, to their share of CO2 emissions in gasoline and diesel, and then they are required to acquire CBios to achieve those targets. The CBios acquired are recorded at acquisition cost and are settled in the year to fulfill the individual target set by ANP. In December 2019, the RenovaBio Program was fully implemented.

In 2022, CBios prices increased and reached more than R$200 per CBio in July 2022, raising concerns from the government about the liquidity of the program. In order to reduce the prices, the government changed the final compliance date related to 2022 fiscal year, from December 2022 to September 2023 and prices reduced in August 2022. Ipiranga’s target for 2024 was 7,0 million CBios, 18,1% of the total market obligation.

In 2024, an increasing number of distributors failed to acquire the requisite decarbonization credits, resulting in 43% of distributors not meeting the annual target. This non-compliance conferred a competitive advantage on defaulters and introduced greater legal uncertainty into the market.

Concurrently, discussions regarding enhancements to the RenovaBio Program intensified , with various proposals put forward by industry stakeholders. Notably, Bill 3.149/2020—transformed into Law 15.082/2024—proposed the inclusion of independent raw material producers for biofuel production in RenovaBio and introduced stricter penalties for entities failing to meet annual CBios targets. These penalties include classifying non-compliance as an environmental crime subject to fines, establishing performance targets for new distributors, revoking operating authorizations for defaulters exceeding one year of non-compliance, and prohibiting the sale of fuels to distributors default of CBios or unable to demonstrate a corresponding volume of biodiesel.

Competition. The retail market for gasoline, diesel and ethanol in Brazil is highly competitive, with similar products and relatively low margins. Ipiranga’s main competitors are:

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

In addition, several small local and regional distributors entered into the Brazilian fuel distribution market in the late 1990s, after the market was deregulated, which further increased competition in such market. Moreover, in 2018, some important international players entered the Brazilian fuel distribution market: (i) Glencore Oil Participações Ltda., a Swiss company, through the acquisition of 78% of Alesat Combustíveis S.A. (further expanded to 100%); and (ii) PetroChina Company Limited, a Chinese company, through the acquisition of 30% of Tt Work Participações S.A. As of the date of this annual report, there were 187 fuel distributors authorized by ANP to operate in Brazil.

The following table sets forth the market share of Ipiranga and its main competitors based on volume of gasoline, ethanol and diesel sold, according to ANP and IBP data:

	Year ended December 31,
Distributor (1)	2024	2023	2022
Vibra	21.7%	23.8%	25.8%
Raízen	19.0%	20.5%	21.8%
Ipiranga	17.3%	17.7%	18.4%
Others	42.0%	38.0%	33.9%
Total	100.0%	100.0%	100.0%

(1) Volume sold of gasoline, ethanol and diesel.

The following graphs show sales volumes for the Brazilian market and Ipiranga for the periods indicated:

¹ Includes only diesel, gasoline and ethanol

Sources: ANP and IBP for diesel, gasoline and ethanol data. Information provided by ANP and IBP are subject to retroactive adjustments and, therefore, can differ from the information contained herein.

Anticompetitive practices. During the 1990s, when the process of deregulation began in the fuel distribution sector in Brazil, a number of parties entered the market with a business model based on cost advantages derived from anticompetitive practices through fuel adulteration and tax evasion, including (i) diluting gasoline by mixing solvents or adding anhydrous ethanol in an amount greater than the permitted by applicable law (anhydrous ethanol has its taxation incorporated into gasoline “A” and is historically cheaper than gasoline), (ii) non-payment of federal taxes on fuels and on gross revenues, as well as state taxes on consumption (value-added) and (iii) selling anhydrous ethanol mixed with water as hydrated ethanol (iv) noncompliance with the required biodiesel in diesel blend.
Such practices have enabled these players, all of them smaller distributors, to increase their market share by charging artificially lower prices also based on artificially lower costs.

Major distributors, including Ipiranga, have taken, individually and collectively, several actions targeted at reducing or eliminating the effects of these anticompetitive and illegal practices. Among the actions taken were: (i) significant interaction with the Brazilian legislative and judiciary, including holding seminars for judges and prosecutors concerning the problems facing the industry and directly participating in tax litigation involving distributors that are not in compliance with their tax payments, (ii) participation in legal proceedings regarding a regulatory norm that eliminated brand loyalty to the distributor for fuel sold at reseller stations; (iii) contribution to the development of CODIF, a system that electronically controls the collection of value-added taxes on fuel sales, (iv) support in the implementation of electronic invoices at the federal level, concluded in 2008, (v) support for ANP regulation which established brand definition and the obligation of disclosing the origin of the fuels in order to inhibit certain distributors from using a fake brand (known as cloned stations); (vi) development of a new biodiesel commercialization model—replacing Public Auctions—under ANP Resolution No. 857/2021 and in accordance with CNPE Resolution No. 14/2020, which requires that before each civil bimonthly period, liquid fuel distributors contract a biodiesel volume equal to or greater than 80% of diesel oil B volume commercialized during the corresponding period of the previous year (adjusted for the mandatory blending percentage and excluding diesel oil B acquired from other distributors); and (vii) the suggestion of several other measures, supported by ANP, including focusing the collection of PIS and COFINS on distilleries, as well the installation of flow meters, which were included in Law No. 11,727/08.

Recent changes to legislation, such as the single-phase taxation for ICMS implemented by the Supplementary Law No. 192/22, and inspection in the fuel distribution sector have helped to progressively curb unfair competition, creating a more level playing field. This model is set to be replicated and expanded to encompass the new taxes introduced by the Consumption Tax Reform —namely, the Goods and Services Tax and the Contribution on Goods and Services—through Constitutional Amendment No. 132/23 and Complementary Law No. 214/25. As a result of these efforts, the more regulated market has been leading to the weakening of the business model of lower prices based on artificially lower costs and unfair practices and increasing sales volume of the formal market. Furthermore in 2024 there were notable advancements in the new RenovaBio legislation including the reclassification noncompliance as an environmental crime and the forthcoming implementation of single-phase taxation for hydrated ethanol with respect to PIS/COFINS, effective May, 2025.

Ipiranga

Ipiranga was established in 1937 and is one of the largest fuel distributors in Brazil, according to ANP, with 17,3% market share in 2024 in terms of diesel, gasoline, and ethanol sales volume. Ipiranga distributes diesel, gasoline, ethanol, NGV, fuel oil, kerosene, arla 32, lubricants, and greases nationwide through its network of 5.860 service stations and 90 storage terminals as of December 31, 2024.

Ipiranga’s fuel distribution

Ipiranga operates in the retail segment of the fuel distribution market through a network of service stations operating under the Ipiranga brand throughout Brazil and, to a significantly lesser extent, through spot sales to un-branded (white flag) service stations. Ipiranga also operates in the business-to-business (B2B) segment, with customers such as state and municipal governments, industries, and cargo and passenger transportation fleet owners.

In 2024, Ipiranga’s sales volume increased by 2%. Diesel sales decreased by 1%, while the volume of Otto cycle was 5% higher, with an increase of 37% in ethanol and a decrease of 6% in gasoline.

The table below shows Ipiranga’s sales of fuels by-products:

	The year ended December 31,
	2024	2023	2022
		(in thousand m³)
Diesel	12,023.1	12,093.0	12,214.6
Gasoline	7,376.0	7,820.5	7,645.0
Ethanol	3,625.7	2,651.3	2,558.9
Lubricants and greases	297.9	275.2	259,3
Others(1)	247.1	265.0	392.0
Total volume sold	23,569.7	23,105.1	23,069.8

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

Responsible for 78% of Ipiranga’s total volume in 2024, the retail segment of the fuel distribution market had, as of December 31, 2024, a network of 5,860 service stations operating under the Ipiranga brand throughout Brazil, of which 641 were located on land owned by or leased to Ipiranga, while 5,219 were located on land owned by third parties. In 2024, 90% of these stations were in urban areas, whereas the remaining were on highways.

Furthermore, network management and engagement have been one of the main fronts on which Ipiranga’s management has focused its attention and were one of the four pillars of Ipiranga’s turnaround plan in the last years. During 2022 and 2023, Ipiranga conducted a legacy management process of its service stations, with a complete review of the network to optimize operations and to allow Ipiranga to strengthen its relationship with resellers that are considered true business partners, engaging with them in a close and transparent manner.

In 2024, Ipiranga strengthened its presence in the fuel distribution market through a strategic partnership with Chevron, one of the global leaders of the fuel distribution market, and brought back the Texaco brand to service stations in Brazil. As part of this initiative, the first Texaco service station was opened in Santa Catarina state on October, 31 and we believe it will help us expand our market share by attracting different kinds of resellers and consumers to our network. This partnership reflects Ipiranga’s ongoing pursuit of diversification and new solutions for our consumers and dealers.

B2B (Business to business). Ipiranga operates in the B2B segment with more than 6,3 thousand clients, such as state and municipal governments, industries, cargo and passenger transportation fleet owners, TRRs and others. In 2024, Ipiranga’s ten largest clients in B2B segment accounted for 21% of its revenues in this segment. Distribution to B2B represented 22% of Ipiranga’s total volume in 2024.

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

Contracts. The relationship between Ipiranga and its clients is generally governed by exclusive supply contracts with terms ranging from one to five years. The types of contracts change according to the distribution channel. For service stations, contracts usually have terms of three to five years. Our commercial strategy includes the concession of bonus agreements, which can be paid upfront (received on the signing of the contract) and/or post-paid (through the achievement of certain targets defined in contract). For the B2B segment, Ipiranga sells fuels under exclusive supply contracts, with terms ranging from one to three years on average, or in the spot market. Ipiranga has been working to increase the percentage of supply of fuels in the B2B segment under exclusive supply contracts by providing additional services and generating value to its clients

Storage of fuels. Ipiranga stores its fuels in large tanks at each of its facilities located throughout the regions in which it operates. For more information on how fuels are transported from refineries or port terminals to the storage facilities, see “Item 4.B. Information on the Company—Business overview—Industry and regulatory overview—C. Fuel distribution.” In 2024, Ipiranga’s storage capacity was 1,132 thousand m³, including the guaranteed storage capacity as per storage contracts with other companies, such as Ultracargo. Based on its 2024 average sales, Ipiranga can store approximately 12 days of fuel supply.

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

In 2023, Ipiranga won the concession of the area MAC12 at the Maceió port, located in the state of Alagoas. The area will be operated by Ipiranga for at least 25 years. At the end of 2024, the Maceió pool became the Maceió base, now fully owned by Ipiranga. Previously shared with Vibra and Raízen, the facility has a storage capacity of 14 thousand m³ and strengthens Ipiranga’s operations in the region.

KMV (formerly abastece aí)

Km de Vantagens was created in 2009 and pioneered customer loyalty programs within the fuel industry. The program allows customers and resellers to redeem rewards and benefits in several different industries, such as entertainment, tourism, magazines, airline tickets, car rental, among others, and has served as an important platform to strengthening the relationship between Ipiranga and its customers.

Ipiranga developed and launched les aí in 2016, a mobile payment service app, that seeks to maximize advantages from the integration of platforms to offer even greater convenience and benefits to customers. Through the abastece aí app, customers could obtain discounts in exchange for Km de Vantagens points. In addition, they could receive rewards of their preference and finalize the fueling process by using a unique Km de Vantagens password in a safe payment method.

AmPm

AmPm is the seventh-largest franchise network in Brazil, according to the ABF 2024 ranking, with 1,450 stores and a 25% penetration in Ipiranga service stations as of December 31, 2024.

Since 2013, AmPm Suprimentos has operated its own supply structure, with four distribution centers located in the states of Rio de Janeiro, São Paulo, Rio Grande do Sul, and Paraná. This initiative aims to streamline operations, enhance franchisee competitiveness, and ensure higher quality and a wider variety of products, adding value for customers and franchisees.

In 2019, AmPm was segregated from Ipiranga, becoming an independent business unit with the objective of strengthening its network, increasing agility, and boosting profitability. In the same year, company-operated stores were introduced as a laboratory for franchise model development and a benchmark for operational excellence.

In 2020, AmPm launched a new store concept, designed to provide a more intuitive shopping experience, integrated with a robust digital portfolio on Brazil’s major marketplaces and delivery apps. By the end of 2024, 632 stores were operating under this new format, including 626 franchises and 6 company-operated units.

As part of its strategy to establish itself as a “house of brands,” AmPm expanded partnerships with Pizza Hut, Nathan’s Famous, Oakberry, and Mr. Cheney Cookies, driving greater engagement and profitability for franchisees. In 2024, the company advanced with its joint venture with Krispy Kreme, bringing the leading U.S. donut brand to Brazil. The project plans to launch its first store in 2025, and by the end of the year, the joint venture expects to have multiple store formats operating in São Paulo, further solidifying the brand’s presence in the country.

Also in 2024, AmPm initiated a process of transferring company-operated stores to franchisees, aiming to increase operational efficiency and strengthen the network’s overall quality. By the end of the period, the company operated 14 company-owned stores, including 7 AmPm Office units located in commercial buildings and hospitals.

AmPm’s revenue structure includes fixed franchise fees and a percentage of store revenues, typically ranging between 4% and 8%, in addition to merchandising revenues from supplier agreements.

The table below shows the highlights of AmPm stores:

	2024	2023	2022
Number of stores	1,450	1,540	1,598
Penetration in service stations (1)	25%	26%	24%
Revenues (in millions of Reais) (2)	2,138.7	2,039.5	1,929.7

(1) Calculated based on the number of AmPm’s stores in relation to the number of Ipiranga’s gas stations
(2) Total revenue of AmPm includes sales from company-owned stores and franchises

The company believes the convenience store sector within service stations has strong growth potential, driven by structural changes in society, such as:

  Increased female participation in the workforce;
  Growth of single-person households and compact apartments;
  Urbanization, leading to higher population density and greater logistical complexity.

AmPm remains focused on innovation, expansion, and strengthening its network, solidifying its position as one of Brazil’s leading convenience store brands.

Jet Oil

The Jet Oil business unit, is Ipiranga’s lubricant-changing and automotive specialized service network. Jet Oil ended 2024 with 1,120 franchises. Jet Oil units offer an oil change service that features technology and safety, unifying quality products and expert services. These attributes translate Jet Oil’s slogan for consumers: “The full care that your car deserves.”

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

Production and distribution process. Iconic has two production plants, one base oil complex depot and one distribution center, all located in Brazil. The largest plant is located in Duque de Caxias, in the state of Rio de Janeiro, and is the main center for manufacturing and bottling Iconic lubricants, with a production capacity of approximately 400 million liters per year. The other plant is located in Osasco, in the state of São Paulo, and is dedicated to the manufacturing of greases and coolants, with a production capacity of about 37 million liters per year. The base oil depot, which is a large storage and handling terminal for base oils, is strategically located in São Cristóvão, in the state of Rio de Janeiro, and connected to the port of Rio de Janeiro by underground pipelines. Iconic has a total storage capacity of 47 thousand m³ spread through these three facilities, where trucks can be loaded anytime to transport products to resellers or B2B customers.

One of the most significant projects for Iconic since the beginning of its operations in 2017 has been the consolidation of its production units in Rio de Janeiro. Investments over the last six years focused on increasing the production capacity of the Duque de Caxias plant, turning the production unit of São Cristóvão into a complex of base oil depot and enhancing safety conditions for its employees. Among the most important initiatives are new offices and dressing rooms, modernized dining areas, a new bottling line, a new boiler park, a new tank basin, and the acquisition of new plots of land in its vicinity.

In addition to the structural changes in the base oil depot, Iconic has been working with port and local authorities to increase the ship draft in the port of Rio de Janeiro, allowing larger ships to dock. In the past, there were limitations in the port structure that restricted the entry of large vessels, resulting in high logistics costs for imported goods. The project has been concluded by the second half of 2024. Iconic is able to allow larger vessels to carry imported base oils that are not available in the Brazilian market, which improves its competitiveness. In addition, we have renewed the license to operate DOB (a liquid bulk terminal located in the Port of Rio de Janeiro – which is part of São Cristóvão Complex) for ten years, as of December 2024

Iconic also launched the new Iconic Technology Center (CTIC) in 2024. The project relocated the current research and development center from São Cristóvão to the Duque de Caxias plant. CTIC is expected to become one of the largest and most important private laboratories in Latin America, reinforcing Iconic’s position as a leader in the lubricants market with substantial technological knowledge.

Demand. Iconic produces approximately a thousand different products, including lubricants, greases, fluids and coolants. The company serves more than 135 thousand customers in Brazil, Argentina, Bolivia, Uruguay and Paraguay through 18 authorized resellers, or directly to large consumers in Brazil. Iconic’s customers operate in different segments, such as industrial, agricultural, transportation, and equipment manufacturers, among others. In 2024, 42% of the sales volume of Iconic came from its reseller network and 58% came from direct sales to B2B customers. According to IBP, in 2024, 2023 and 2022, Iconic sold 297.9, 275.2 and 259.3 thousand m³ of lubricants and greases to Brazilian customers, respectively, excluding base oils, fluids, coolants and export.

Insurance

We maintain insurance policies covering all the facilities of our wholly owned subsidiaries, which we consider appropriate to cover the risks to which we believe we are exposed, including, but not limited to, loss and damage from fire, lightning, explosion of any nature, windstorm, plane crash and electrical damage. The maximum compensation values based on the maximum possible loss that could result from a specific location as of December 31, 2024 are shown below:

Maximum compensation value (*)
Ipiranga	R$2,073
Ultracargo	R$1,320
Ultragaz	R$512

(*)In millions. In accordance with our policies terms and conditions.

We maintain general liability insurance that covers all our wholly owned subsidiaries with a maximum coverage of US$250 million for losses and damage incurred by third parties as a result of any accidents that may occur in connection with our commercial/industrial operations and/or the distribution and sale of our products and services.

We maintain Directors & Officers Liability insurance policies to indemnify members of the Board of Directors, Fiscal Council and executives of Ultrapar and its subsidiaries in the total amount of US$80 million, which covers any insured liabilities resulting from any wrongful act, omission or claim against them, except if it is consequence of gross negligence or willful misconduct, in accordance with policies terms and conditions.

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

The following table shows Oxiteno’s sales volume by market group for the period indicated:

2022(1)
(in thousand tons)
Commodity chemicals	20.1
Specialty chemicals	102.3
Total domestic sales volume	122.4
______________________
(1)	For the period between January 1, 2022, and March 31, 2022.

2022(1)
(in thousand tons)
Commodity chemicals	0.2
Specialty chemicals	54.1
Total sales volume outside Brazil	54.3
___________________
(1)	For the period between January 1, 2022, and March 31, 2022

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

C. Organizational structure

The following chart shows our organizational structure for our main subsidiaries as of December,2024:

Percentages represent approximate ownership of voting share capital and total capital (voting capital/total capital).

(1)	A company established on February 28, 2023, with the purpose of holding interests in other companies.
(2)	On May 21, 2023, the Company, through its subsidiary Ultrapar Empreendimentos Ltda., signed an agreement for the acquisition of a 60% interest in Serra Diesel Transportador Revendedor Retalhista Ltda. The closing of the transaction occurred on September 1, 2023.
(3)	On April 27, 2023, TEAS was merged with and into Ultracargo Logística, with the latter as the surviving entity.
(4)	On May 24, 2023, the name of the subsidiary Ultracargo Vila do Conde Logística Portuária S.A, was changed to Ultracargo Soluções Logísticas S.A.
(5)	On April 19, 2023, the Company through its subsidiary Ultracargo Logística, signed an agreement for the acquisition of a 50% interest in Opla, held by Copersucar. The closing of the transaction occurred on July 1, 2023.
(6)	União Vopak – a company jointly owned by Ultracargo Logística and Vopak. In 2023, the Company suspended its operational activities.
(7)	On April 13, 2023, the company was acquired by Eaí Clube Automobilista S.A. The acquisition was made at book value. On July 3, 2023, the company became directly controlled by Abastece Aí Participações S.A.
(8)	A company established on June 1, 2023, with the purpose of holding interests in other companies.
(9)	Iconic – an association between Ipiranga, holding 56%, and Chevron, holding 44%.
(10)	Other shareholders of Nordeste Logística I, II and II are Raízen and Vibra, and of Navegantes Logística Portuária are Raízen and Petrobras, each holding 1/3 of the voting shares.
(11)	Latitude Logística Portuária – a company jointly owned by Ipiranga and Petróleo Sabbá S.A.
(12)	Irupê Biocombustíveis – a company established on October 2, 2023, engaged in the production, sale, import and export of biofuels, fertilizers and other agricultural inputs.
(13)	On April 28, 2023, Imaven was partially spun off, and the spin-off assets were merged into the equity of the subsidiary Ipiranga. On May 1, Imaven became directly controlled by Ultrapar.
(14)	Other shareholders of RPR are Petrobras and Braskem, each holding 1/3 of the voting shares.
(15)	Non-controlling interests in Utingás are mainly held by Copagaz and Supergasbrás (31% and 8% of total capital, respectively).
(16)	Companies with suspended operational activities.
(17)	On November 21, 2022, the Company through its subsidiary Ultragaz, signed an agreement for the acquisition of all shares of NEOgás. The closing of the acquisition occurred on February 1, 2023.
(18)	Companies established on June 6, 2023, with the purpose of renting and leasing real estate, equipment and machinery for the operation by third parties of distributed electricity generation projects.
(19)	Company established on May 16, 2024 with the purpose of holding interests in other companies.
(21)	Company (“Krispy Kreme”) established on March 8, 2024, engaged in the wholesale and retail trade, manufacture, storage, export and import of natural and industrialized food products.
(22)	Companies established as Ipiranga’s subsidiaries in foreign countries (Ipiranga Trading North America LLC. established on February 28, 2024, Ipiranga Trading Europe S.A. established on January 12, 2024), engaged in the commercial representation, trade, export and import of fuels.
(23)	On January 2, 2024, direct subsidiary Eaí Clube Automobilista S.A. started to be controlled by Ipiranga.
(24)	On August 1, 2024, the merger of the company into Companhia Ultragaz S.A. was approved, which became direct subsidiary of Ultrapar
(25)	On September 1, 2024, the Company, through its subsidiary Companhia Ultragaz S.A., acquired a 52% interest in Witz Participações S.A
(26)	On February 19, 2024, the name of subsidiary Ultracargo Operações Logísticas e Participações Ltda. was changed to Ultrapar Logística Ltda
(27)	On December 10, 2024, the Company transferred its total shares to UVC Investimentos Ltda

In January, 2025, the following transactions occurred: i) our subsidiary AmPm became directly controlled by Ultrapar Mobilidade and ii) our subsidiary Millenium S.A. became directly controlled by AmPm; and iii) Ultracargo Logística became directly controlled by Ultrapar Participações S.A.

For more information on our main subsidiaries, see “Item 4.A. Information on the Company.”

For more information about our organizational structure, including companies’ names, country of incorporation or formation, or ownership interests held, see Note 2 to our Consolidated Financial Statements for the year ended December 31, 2024.

D. Property, plant and equipment

Ipiranga

As of December 31, 2024, Ipiranga distributed fuels through 90 storages terminals, which are strategically located to provide fast and efficient delivery of its products. There are two types of storage terminals: primary, which are usually located near the coast and large cities and are supplied by refineries through pipelines; and secondary storage terminals, mainly located inland and supplied by primary storage terminals through railways or road transportation at locations not serviced by railway systems. Large customers and TRRs are also serviced by primary storage terminals. As of December 31, 2024, Ipiranga had 48 primary storage terminals and 42 secondary storage terminals.

Distributors may own their storage terminals, lease space in third parties’ storage terminals or participate in pools via jointly operated terminals that serve two or more distributors. As of December 31, 2024, the total capacity of Ipiranga’s storage terminals was 1,132 thousand m³, out of each 26 % were owned, 46% were related to third-party agreements and 28% were related to jointly operated terminals.

Beyond the risks discussed in “Item 3.D. Key information—Risk factors”, there were no specific environmental issues that could affect Ipiranga’s utilization of these facilities.

For a discussion of our investments plan for Ipiranga for 2025, see “Item 5. Operating and financial review and prospects—B. Liquidity and capital resources— Capital expenditures and other investments.”

Ultragaz

Ultragaz’s LPG distribution network includes 46 storage plants, including 2 storage plants indirectly held through its stake in Utingás, 19 of which are also filling plants. LPG is carried to the filling plants either via gas pipelines from Petrobras’ facilities or by tanker trucks. When LPG transportation is made via gas pipelines, the bases are known as primary and when transportation is made via tanker trucks, the bases are known as secondary.

Ultragaz also operates storage bases for LPG, known as satellite bases, for supplying its bulk trucks. These storage facilities are strategically located to keep supplies close to Ultragaz’s customer base, thus reducing transportation costs. As of December 31, 2024, Ultragaz had 10 primary plants, 9 secondary plants and 25 satellite bases located in all the regions of Brazil.

LPG is stored in the filling plants in large LPG storage tanks with a median of 60 tons per tank. In the case of LPG to be delivered in bulk, LPG is pumped directly from the storage tanks into the bulk tankers. In the case of LPG to be delivered in bottles, LPG is pumped from storage tanks into several filling heads, which fill the LPG bottles.

On August 16, 2023, CADE approved the consortium agreement between Ultragaz and Supergasbrás for sharing part of their operations, infrastructure of LPG storage and filling bases. Through this agreement, Ultragaz has expanded its presence from 19 to 24 existing filling bases. Through this partnership, benefits such as optimizing logistics routes, reducing costs related to operations, filling and storage and greater supply security and service levels for customers and resellers are expected.

As of December 31, 2024, Ultragaz had a total storage capacity of 22.1 thousand tons, including the storage capacity indirectly held through its stake in Utingás. In addition, Ultragaz maintains its headquarters in the city of São Paulo and regional offices in the areas in which it operates.

Beyond the risks discussed in “Item 3.D. Key information—Risk factors”, there were no specific environmental issues that could affect Ultragaz’s utilization of these facilities.

For a discussion of our investments plan for Ultragaz for 2025, see “Item 5. Operating and financial review and prospects—B. Liquidity and capital resources— Capital expenditures and other investments.”

Ultracargo

Most of Ultracargo’s property, plant and equipment are represented by its storage facilities. For more information on Ultracargo’s storage facilities, see “Item 4.B. Information on the company —Business overview — Storage services for liquid bulk.” Beyond the risks discussed in “Item 3.D. Key information—Risk factors”, there were no specific environmental issues that could affect Ultracargo’s utilization of these facilities.

For a discussion of our investments plan for Ultracargo for 2025, see “Item 5. Operating and financial review and prospects—B. Liquidity and capital resources— Capital expenditures and other investments.”

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

In 2021 and 2022, Ultrapar conducted a portfolio rationalization process and, as a result, it entered into share purchase agreements for the sale of Extrafarma, ConectCar and Oxiteno. The sale of Ipiranga’s interest in ConectCar was closed in October 2021. On December 31, 2021, Oxiteno and Extrafarma were classified as assets and liabilities held for sale and discontinued operations, due to signing of a share purchase agreement with Indorama in August 2021 and with Pague Menos in May 2021, respectively. The sales of Oxiteno and Extrafarma were closed on April 1, 2022 and on August 1, 2022, respectively, and as a result these companies are no longer part of Ultrapar’s business portfolio as of these dates. In 2022, Ultrapar ceased to present KMV (formerly abastece aí) as a separate segment, due to the small relevance of this business relative to the overall results of the Company.

Additionally, in 2024, in a series of transactions, Ultrapar Logística, a subsidiary of Ultrapar, acquired an equity stake in Hidrovias and, as of December 31, 2024. Ultrapar held a total stake of 41.94% in Hidrovias. Ultrapar plans to be a strategic and long-term reference shareholder of Hidrovias, supporting its growth, governance and management model. If our expectations regarding Hidrovias do not materialize, future results may be affected.

Brazilian economic background

Since our continuing operating businesses are in Brazil, our results and financial position depend largely on Brazil’s economic and social conditions, including, but not limited to, GDP, growth rates, credit availability and disposable incomes, the domestic rate of inflation and exchange rate fluctuations.

In 2024, Brazil's economy demonstrated resilience and achieved GDP growth, primarily driven by a robust domestic consumption and a strong labor market, marked by near-historical low unemployment rates. However, the sharp depreciation of the Real against the U.S. dollar, in conjunction with elevated consumer spending, heightened concerns regarding domestic inflation. Consequently, the Central Bank raised the SELIC rate to 12.25% per annum. Additionally, ongoing domestic fiscal challenges continue to contribute to market instability and investor apprehension.

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

GDP. In 2022, Brazilian GDP grew 2.9%, mainly driven by the reopening of the economy after the restrictions imposed by the COVID-19 pandemic in 2021, added to the stimulus packages, the evolution of public accounts and the financial support policies for the population. In 2023, GDP also grew 2.9%, despite the challenging global scenario. The record trade balance, combined with the reduction in unemployment and the fall in the basic interest rate and inflation within the limits of the target defined by the National Monetary Council, contributed to the improvement of the economy’s performance and the appreciation of Real. GDP increased by 3.4% in 2024, which was primarily driven by solid domestic consumption and robust labor market conditions.

Inflation and currency fluctuations. Our cash operating activities are substantially in Reais and tend to increase with inflation. However, some of our costs of sales and services sold are linked to the U.S. dollar and are not substantially affected by the Brazilian inflation rate. In addition, some of our Real-denominated debt is indexed to the rate of inflation. In 2022, the Real appreciated 6.5% against the U.S. dollar, mainly due to the reopening of the economy after the restrictions imposed by the COVID-19 pandemic in 2021, added to the stimulus packages, the evolution of public accounts and the financial support policies for the population. In 2023, the Real appreciated 7.2% against the U.S. dollar, mainly due to the record trade balance in the period. In 2024, the Real depreciated by approximately 27,9% against the U.S. dollar, due to a combination of global economic uncertainties, higher interest rates in the U.S. and domestic fiscal challenges.

The official interest rate in Brazil, or SELIC, as of December 31, 2023, was 11.75% per year, as set forth by the Monetary Policy Committee (Comitê de Política Monetária do Banco Central do Brasil). The SELIC rate decreased to 10.50% in July 2024, and was later raised by the Monetary Policy Committee to 10.75% in September 2024, followed by another increase to 11.25% in November 2024, and further to 12.25% in December, 2024. In March 2025, the Monetary Policy Committee further raised the SELIC rate to 14.25%.

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

The table below shows the inflation rate for the periods indicated, as well as the devaluation (or appreciation) of the Real against the U.S. dollar.

	Year ended December 31,
Index	2024	2023		2022
IGP-M	6.5%	(3.2%	)	5.5%
IPCA	4.8%	4.6%		5.8%
Devaluation (appreciation) of the Real against the U.S. dollar	27.9%	(7.2%	)	(6.5%	)

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

IFRS standards and criteria adopted in preparing the financial information

The consolidated financial information presented below was prepared based on the consolidated statements of income and cash flows – indirect method for the years ended December 31, 2024, 2023 and 2022 that derived from our Consolidated Financial Statements included in this annual report and prepared in accordance with IFRS as issued by IASB. Financial information relating to Ultragaz, Ultracargo and Ipiranga is presented on an unconsolidated basis and does not reflect elimination of intercompany transactions. Hidrovias results are recorded based on equity method, according to IAS 28, and with a delay of 2 months. Accordingly, the sum of individual financial information of Ultrapar’s subsidiaries may not correspond to the consolidated financial information of Ultrapar. See “Presentation of financial information.”

On December 31, 2021, our former wholly owned subsidiaries, Oxiteno and Extrafarma, were classified as assets and liabilities held for sale and discontinued operations, due to signing of a share purchase agreement with Indorama in August 2021 and with Pague Menos in May 2021, respectively. The sales of Oxiteno and Extrafarma were closed on April 1, 2022 and on August 1, 2022, respectively, and as a result these companies are no longer part of Ultrapar’s business portfolio as of these dates. In 2022, Ultrapar has ceased to present KMV (formerly abastece aí) as a separate segment, due to the small relevance of this business relative to the overall results of the Company.

Results of operations

Year ended December 31, 2024 compared to the year ended December 31, 2023.

The following table shows a summary of our results of operations for the years ended December 31, 2024 and 2023:

(R$ million)	Year ended December 31, 2024	% of net revenues from sales and services	Year ended December 31, 2023	% of net revenues from sales and services	Percent change 2024—2023
Net revenues from sales and services	133,498.9	100%	126,048.7	100%	6%
Costs of products and services sold	(123,811.9)	-93%	(116,730.5)	93%	6%
Gross profit	9,687.0	7%	9,318.2	7%	4%
Sales, general and administrative expenses (1)	(4,371.6)	-3%	(4,271.4)	3%	2%
Other operating income (expenses), net (2)	(414.1)	0%	(602.9)	0%	-31%
Results from disposal of property, plant and equipment and intangible assets	171.8	0%	121.9	0%	41%
Operating income before share of profit (loss) of subsidiaries, joint ventures and associates, financial result and income and social contribution taxes	5,073.1	4%	4,565.9	4%	11%
Share of profit (loss) of subsidiaries, joint ventures and associates	(127.2)	0%	11.9	0%	-1,169%
Amortization of fair value adjustments on associates acquisition	(2.5)	0%	-	0%	0%
Total share of profit (loss) of subsidiaries, joint ventures and associates	(129.7)	0%	11.9	0%	-1,189
Financial result, net (3)	(931.9)	-1%	(999.1)	1%	-7%
Income before income and social contribution taxes	4,011.5	3%	3,578.7	3%	12%
Income and social contribution taxes(4)	(1,485.6)	-1%	(1,060.9)	1%	40%
Net income for the year	2,525.9	2%	2,517.8	2%	0%
Income attributable to:
Shareholders of Ultrapar	2,362.7	2%	2,439.8	2%	-3%
Non-controlling interests in subsidiaries	163.2	0%	78.0	0%	109%

(1)	Consider both selling, marketing, general and administrative expenses
(2)	Considers both other operating income and other operating expenses
(3)	Considers both finance income and finance expenses
(4)	Consider both current and deferred income and social contribution taxes
78

Net revenues from sales and services. Ultrapar’s net revenues from sales and services was R$133,498.9 million in 2024, an increase of 6% compared to R$126,048.7 million in 2023, reflecting mainly the higher revenues of Ipiranga and Ultragaz. In 2024, more than 90% of our consolidated net revenues from sales and services was generated by Ipiranga and Ultragaz. Therefore, the main components of these revenues come from diesel, gasoline, ethanol and LPG sales.

The following table shows the change in net revenues from sales and services for each of our segments:

	2024	2023	Percent change 2024—2023
	(R$ million)
Ipiranga (1) (3)	121,336.2	114,551.8	6%
Ultragaz (1)	11,288.4	10,670.8	6%
Ultracargo (1)	1,075.6	1,015.6	6%
Others (2) (3)	(201.3)	(189,5)	6%
Net revenues from sales and services	133,498.9	126,048.7	6%
(1)	Financial information relating to Ultragaz, Ultracargo and Ipiranga is presented on an unconsolidated basis and does not reflect elimination of intercompany transactions which is included in “Others”. Accordingly, the sum of individual financial information of Ultrapar’s subsidiaries may not correspond to the consolidated financial information of Ultrapar. See “Presentation of financial information.”
(2)	Includes Ultrapar’s holding structure, eliminations of intercompany transactions and other subsidiaries (see “Item 4.C. Information on the Company—Organizational structure.”)
(3)	A set forth note 24 to our financial statements, the 2023 figures were restated to reflect the new organizational structure of KMV (formerly abastece aí) between Ipiranga and others.

Ipiranga’s net revenues from sales and services was R$121,336.2 million in 2024, an increase of 6% compared to R$114,551.8 million in 2023, due to pass-through of fuel cost increases and higher sales volumes. Ipiranga’s sales volume totaled 23,570 thousand m³ in 2024, an increase of 2% when compared to 2023, with a 5% growth in the Otto cycle due to increased use of ethanol at the expense of gasoline in the product mix and a 1% decline in diesel, mainly in spot markets.

Ultragaz’s net revenues from sales and services was R$11,288.4 million in 2024, an increase of 6% compared to R$10,670.8 million in 2023, reflecting the pass-through of LPG cost increases and increased sales volumes. The volume sold by Ultragaz totaled 1,747 thousand tons in 2024, a slight increase of 1% compared to 2023, as a result of a 3% growth of sales in the bulk segment, offset by a decrease of 1% in the bottled segment.

Ultracargo’s net revenues from sales and services was R$1,075.6 million in 2024, an increase of 6% compared to R$1,015.6 million in 2023, as a result of a higher m³ sold (17,143 thousand m³ in 2024 vs 15,707 thousand m³ in 2023), despite lower spot sales.

Costs of products and services sold. Ultrapar’s costs of products sold and services provided was R$123,811.9 million in 2024, an increase of 6% compared to R$116,730.5 million in 2023, due to the cost increase at Ipiranga and Ultragaz.

The following table shows the change in costs of products sold and services provided for each of our segments:

	2024	2023	Percent change 2024—2023
	(R$ million)
Ipiranga (1) (3)	114,730.5	108,074.3	6%
Ultragaz (1)	8,895.2	8,485.2	5%
Ultracargo (1)	386.6	355.8	9%
Others (2) (3)	(200.4)	(184.8)	8%
Costs of products and services sold	123,811.9	116,730.5	6%
(1)	Financial information relating to Ultragaz, Ultracargo and Ipiranga is presented on an unconsolidated basis and does not reflect elimination of intercompany transactions which is included in “Others”. Accordingly, the sum of individual financial information of Ultrapar’s subsidiaries may not correspond to the consolidated financial information of Ultrapar. See “Presentation of financial information.”
(2)	Includes Ultrapar’s holding structure, eliminations of intercompany transactions and other subsidiaries (see “Item 4.C. Information on the Company—Organizational structure.”)
(3)	Balances prior to 2024 restated between the Ipiranga segments and other companies, reflecting the new organizational structure of KMV (formerly abastece aí).

Ipiranga’s costs of products sold and services provided was R$114,730.5 million in 2024, an increase of 6% compared to R$108,074.3 million in 2023, due to higher fuel costs and higher sales volume, which were partially offset by recognition of higher PIS and COFINS credits related to the Supplementary Law No. 192/22 in 2024 (R$985.0 million in 2024 and R$563.0 million in 2023).

Ultragaz’s costs of products sold was R$8,895.2 million in 2024, an increase of 5% compared to R$8,485.2 million in 2023, mainly due to higher sales volume, freight increase and higher personnel expenses, partially offset by the recognition of PIS and COFINS credits related to the Supplementary Law No. 192/22 (R$86.0 million in 2024) and the effect of mark-to-market of energy futures contracts (R$64.3 million in 2024).

Ultracargo’s costs of services provided was R$386.6 million in 2024, an increase of 9% compared to R$355.8 million in 2023, due to higher m³ sold (+9% vs 2023) and increased depreciation expenses, aligned with the capacity expansion (+6% vs 2023).

Gross profit. For the reasons described above, Ultrapar’s gross profit was R$9,687.0 million in 2024, an increase of 4% compared to R$9,318.2 million in 2023. Ipiranga’s gross profit was R$6,605.7 million in 2024, an increase of 2% compared to R$6,477.5 million in 2023. Ultragaz’s gross profit was R$2,393.2 million in 2024, an increase of 9% compared to R$2,185.6 million in 2023. Ultracargo’s gross profit was R$688.0 million in 2024, an increase of 2% compared to R$659.8 million in 2023.

Sales, general and administrative expenses. Ultrapar’s sales, general and administrative (“SG&A”) expenses were R$4,371.6 million in 2024, an increase of 2% compared to R$4,271.4 million in 2023, due to the inflationary impact in 2024 and personnel costs.

The following table shows the changes in SG&A expenses for each of our segments:

	2024	2023	Percent change 2024—2023
	(R$ million)
Ipiranga (1) (3)	3,019.2	2,933.3	3%
Ultragaz (1)	950.7	924.7	3%
Ultracargo (1)	187.4	178.7	5%
Others (2) (3)	214.3	234,7	-9%
SG&A	4,371.6	4,271.4	2%
(1)	Financial information relating to Ultragaz, Ultracargo and Ipiranga is presented on an unconsolidated basis and does not reflect elimination of intercompany transactions which is included in “Others”. Accordingly, the sum of individual financial information of Ultrapar’s subsidiaries may not correspond to the consolidated financial information of Ultrapar. See “Presentation of financial information.”
(2)	Includes Ultrapar’s holding structure, eliminations of intercompany transactions and other subsidiaries (see “Item 4.C. Information on the Company—Organizational structure.”)
(3)	Balances prior to 2024 restated between the Ipiranga segments and other companies, reflecting the new organizational structure of KMV (formerly abastece aí).

Ipiranga’s SG&A expenses were R$3,019.2 million in 2024, an increase of 3% compared to R$2,933.3 million in 2023, resulting from higher personnel expenses (collective bargaining agreement), technology service contracts, and one-off expenses related to office relocations in Rio de Janeiro and São Paulo, partially offset by lower contingency expenses and legacy network cleanup expenses completed in 2023.

Ultragaz’s SG&A expenses were R$950.7 million in 2024, an increase of 3% compared to R$924.7 million in 2023, due to higher personnel expenses (mainly due to an increase in headcount as a result of acquisitions completed in 2022 and 2023, in addition to collective bargaining agreement and variable compensation, in line with the progression of results), freight and higher sales commissions.

Ultracargo’s SG&A expenses were R$187.4 million in 2024, an increase of 5% compared to R$178.7 million in 2023, resulting from higher personnel expenses (mainly variable compensation and collective bargaining agreement) and advisory fees for expansion.

Other operating income (expenses), net. Other operating income (expenses), net was R$414.1 million expense in 2024, an improvement of expenses of R$188.8 million compared to a R$602.9 million expense in 2023, due to lower expenses with decarbonization credits at Ipiranga (an improvement of expenses of R$145 million compared to 2023) and a decrease of R$54 million due to assumptions update in the earnout payable related to Stella acquisition.

Results from disposal of property, plant and equipment and intangible assets. Ultrapar’s income from disposal of assets was R$171.8 million in 2024, an increase of R$49.9 million compared to R$121.9 million in 2023, mainly due to increased sales of real state assets and other assets by Ipiranga.

Operating income before share of profit (loss) of subsidiaries, joint ventures and associates, financial result and income and social contribution taxes. Operating income before financial result and share of profit (loss) of joint-ventures and associates was an expense of R$127.2 million in 2024, mainly due to the equivalent to Ultrapar’s share in the negative results of Hidrovias of R$94.8 million in 2024, mainly due to the negative impact of the dry period on operations and higher financial expenses.

Ipiranga’s operating income before share of profit (loss) of subsidiaries, joint ventures and associates, financial result and income and social contribution taxes was R$3,241.5 million in 2024, an increase of 6% compared to R$3,057.5 million in 2023, mainly due to higher gross profit and lower other operating expenses, partially offset by higher expenses. Ultragaz’s operating income before share of profit (loss) of subsidiaries, joint ventures and associates, financial result and income and social contribution taxes was R$1,529.2 million in 2024, an increase of 18% compared to R$1,294.2 million in 2023, mainly due to higher gross profit and other operating income, partially offset by higher expenses. Ultracargo’s operating income before share of profit (loss) of subsidiaries, joint ventures and associates, financial result and income and social contribution taxes was R$515.3 million in 2024, an increase of 7% compared to R$483.5 million in 2023, due to higher gross profit and other operating income, partially offset by higher expenses.

Financial result, net. Ultrapar recognized a net financial expense of R$931.9 million in 2024, compared to a net financial expense of R$999.1 million in 2023, mainly reflecting the positive effect of lower net debt costs and the effect of the reduction of subscription warrants costs, partially offset by the mark-to-market of derivatives.

Income and social contribution taxes. Ultrapar’s income and social contribution taxes were R$1,485.6 million in 2024, an increase of 40% compared to R$1,060.9 million in 2023, mainly due to the reversal of R$124 million in deferred income tax related to KMV and higher operating income. The effective income and social contribution tax rate was 37% in 2024, an increase of 7.4 percentage points when compared to the 29.6% tax rate in 2023, due to the reversal in deferred income tax related to KMV.

Net income for the year. As a result of the foregoing, Ultrapar’s net income was R$2,525.9 million in 2024, stable when compared to R$2,517.8 million in 2023.

Year ended December 31, 2023, compared to the year ended December 31, 2022.

For a discussion of our results of operations for the year ended December 31, 2023 compared to the year ended December 31, 2022, see “Item 5. Operating and financial review and prospects—A. Operating results—Results of operations—Year ended December 31, 2023 compared to year ended December 31, 2022” of our Form 20-F for the year ended December 31, 2023, filed with the SEC on April 23, 2024.

B. Liquidity and capital resources

Sources and uses of funds

Our main sources of liquidity derive from (i) cash, cash equivalents and financial investments, (ii) cash generated from operations and (iii) financings. In addition to these sources of liquidity, Ultrapar received payments connected to the sales of Oxiteno and Extrafarma.

The residual payment of US$150.0 million in connection with the sale of Oxiteno was paid in a single installment on April 1, 2024, without embedded interest. No exchange hedge was contracted to protect against the U.S. dollar fluctuation for this installment. The residual payment of R$182.7 million in connection with the sale of Extrafarma was paid on August 1, 2024, adjusted by DI + 0.5% p.a. since August 1, 2022.

Our material cash requirements have included the following:

  Working capital;
  Capital expenditures;
  Amortization of debts; and
  Payment of dividends.
82

Discussion of contractual obligations

The table below presents a summary of financial liabilities and leases payable as of December 31, 2024 by the Company and its subsidiaries, listed by maturity. The amounts disclosed in this table are the contractual undiscounted cash flows, and, therefore, these amounts may be different from the amounts disclosed in the statement of financial position.

R$ million	Total	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
Loans, including future contractual interest	16,309.2	4,087.8	6,071.3	4,646.2	1,503.9
Derivative financial instruments	(536.2)	392.4	933.9	(1,082.7)	(779.8)
Trade payables	3,518.4	3,518.4	-	-	-
Trade payables – reverse factoring	1,014.5	1,014.5	-	-	-
Leases payable	2,117.8	355.3	523.9	346.6	892.0
Financial liabilities of customers	200.4	30.3	170.2	-	-
Contingent consideration	42.2	-	-	42.2	-
Other payables	177.9	159.9	18.0	-	-

Ultrapar has resources to meet its short-term and long-term cash requirements through a combination of cash, cash equivalents and financial investments (R$8,031.7 as of December 31, 2024). We believe that our sources of liquidity are sufficient to meet our short-term and long-term cash requirements going forward.

Cash flows

Net cash provided by (consumed by) operating, investing and financing activities

Net cash provided by operating activities was R$3,735.6 million in 2024, R$114.2 million lower than that of 2023, due to the higher investment in working capital, due to lower imported product mix (longer payments term).

In 2024, net cash consumed by investing activities was R$6,387.9 million, an increase of R$5,366.4 million compared to 2023, mainly due to an increase of R$4,276.0 million in financial investments (specially securities and funds in local and foreign currency) and an increase of R$1,461.4 in the purchase of investments and other assets, mainly due to the investment in Hidrovias in the amount of R$1.8 billion.

In 2024, net cash consumed by financing activities was R$1,234.1 million, R$1,260.3 million lower than that of 2023, mainly due to higher proceeds and lower repayment from loans, partially offset by higher dividends paid and the start of the Company’s share buyback program.

For a discussion of our cash flows for the year ended December 31, 2023, compared to the year ended December 31, 2022, see “Item 5. Operating and financial review and prospects—B. Liquidity and capital resources—Cash flows” of our Form 20-F for the year ended December 31, 2023, filed with the SEC on April 23, 2024.

Cash and cash equivalents

Accordingly, cash and cash equivalents totaled R$2,071.6 million and R$5,925.7 million as of December 31, 2024 and 2023, respectively.

As of December 31, 2024, we had R$4,624.6 million in cash, cash equivalents, financial investments and derivative financial instruments in current assets (short-term) whereas our consolidated debt due from January 1 to December 31, 2025, totaled R$4,087.8 million, including estimated interest payments on loans.

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

Consolidated debt

Our consolidated short and long-term debt was as follows:

Consolidated debt (in millions of Reais)	Currency	Interest rate(1)	Weighted average hedging instrument	Principal amount of outstanding and accrued interest through December 31,
				2024	2023
Foreign currency – denominated loans:				6,681.7	5,278.8
Notes in the foreign market	US$	5.3%	139.0% of DI(3)	4,711.0	3,694.3
Foreign loan	JPY$	1.3%	109.4% of DI	501.5	439.9
Foreign loan	EU$	4.4%	109.2% of DI	778.1	126.2
Foreign loan	US$	4.6%	105.9% of DI	691.0	1,018.4
Reais – denominated loans:				7,178.9	5,862.5
Debentures – CRA (inflation linked)	R$	IPCA + 5.3%	103.1% of DI	2,456.1	3,434.3
Bank Credit Bills	R$	107.0% of DI	n/a	1,464.6	552.4
Debentures – Ultragaz	R$	DI + 0.7%	n/a	731.7	-
Debentures – Ultracargo (inflation linked with swap)	R$	IPCA + 4.1%	111.4% of DI	534.7	556.7
Debentures – CRA (fixed rate)	R$	11.2%	104,3% of DI	477.8	539.9
Agribusiness Credit Rights Certificate (DI+)	R$	DI + 0.9%	n/a	534.4	-
Debentures – CRA (DI+)	R$	DI + 0.7%	n/a	491.0	488.3
Agribusiness Credit Rights Certificate (DI%)	R$	108.7% of DI	n/a	293.4	201.8
Constitutional Fund	R$	IPCA + 2.9%	69.5% of DI	114.5	-
Debentures – Ultracargo (inflation liked without swap)	R$	IPCA + 6.3%	n/a	80.0	-
FINEP	R$	TJLP (2)+1.0%	n/a	0.7	1.3
Debentures – Ultracargo (fixed rate)	R$	6.5%	99.9 of DI	-	87.8
Total loans				13,860.5	11,141.3
Unrealized losses on swaps transactions				441.6	626.7
Total				14,302.1	11,768.0
___________________
(1)	Interest rate as of December 31, 2024.
(2)	TJLP = set by the National Monetary Council, TJLP is the basic financing cost of FINEP for agreements entered into before 2020. On December 31, 2024, TJLP was fixed at 7.43% p.a.
(3)	Considers a protection instrument for the principal of 52.5% of the DI and for interest DI minus 1.4% for a notional amount of US$300 million. Does not include the positive result of the natural hedge strategy through financial investments in US$.

For more information on the composition of debt, changes and maturity of our consolidated debt, see Note 15.a to our Consolidated Financial Statements.

The transaction costs associated with our fundraising are included as part of our financial liabilities. See Note 15.a to our Consolidated Financial Statements for more information.

Ultrapar contracted hedging instruments against foreign currency exchange and interest rate variations for a portion of its indebtedness. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” and Note 25 to our Consolidated Financial Statements for more information.

Guarantees

As of December 31, 2024, Ultrapar had R$114.5 million in financing that had real collaterals. In addition, there were R$13.6 million (R$11.0 million as of December 31, 2023) in financing that did not have real collaterals, but had guarantees or promissory notes. For more information about our guarantees, see Note 15.b to our Consolidated Financial Statements.

Relevant operations contracted in the period

For information on relevant debt operations contracted in the period, see Note 15.c to our Consolidated Financial Statements.

Lease Payable

As of December 31, 2024, Ultrapar had R$1,485.2 billion of leases payable. For more information about our leases payable, see Note 12.b to our Consolidated Financial Statements.

Capital expenditures and other investments

The following table shows our capital expenditures and other investments, for the years ended December 31, 2024, 2023 and 2022:

	Year ended December 31,
	2024	2023	2022
	(in millions of Reais)
Acquisition of property, plant and equipment	1,540.3	1,012.6	929.2
Acquisition of intangible assets	246.8	274.7	277.6
(+) Payments of contractual assets with customers – exclusively rights	429.8	597.8	710.9
(+) Vendor[1]	151.3	170.2	-
(+) Direct costs of right-of-use assets	-	-	48.4
(+) Capital increase in associates and joint ventures	-	-	28.0
(+) Initial direct costs of right of use assets	63.8	16.7	12.1
(+/−) Drawdowns of financing to clients, net of receipts	110.2	(36.1)	(22.3)
(−) Proceeds from disposal of property, plant, and equipment and intangibles	(318.0)	(193.6)	(228.8)
(+) Others	(11.5)	106.8	-
Total capital expenditures and other investments	2,212.8	1,949.2	1,755.4
Ipiranga	1,000.7	1,143.0	1,129.9
Ultragaz	437.2	411.7	354.5
Ultracargo	677.3	331.8	229.5
Others	97.7	62.7	41.4

___________________

1     It considers only vendor operations used to finance prepaid bonuses. Until 2022, it was added to the line item “Payments of contractual assets with customers – exclusively rights.”

In 2024, Ultrapar’s capital expenditures and other investments, net of divestments and receipts, totaled R$2.2 billion, a 14% increase when compared to 2023, due to higher investments in Ultragaz and Ultracargo.

  Ipiranga invested R$1,000.7 million in 2024, directed to the expansion and maintenance of Ipiranga’s service stations and franchises network and to logistics infrastructure. Out of the total investments, R$258.7 million refers to additions to fixed and intangible assets and R$631.7 million to contractual assets with customers (exclusive rights), and R$110.2 million to installments from financing granted to customers and rentals advance payments, net of receipts.
  Ultragaz invested R$437.2 million in 2024, directed mainly towards equipment installed in new customers in the bulk segment, acquisitions and replacement of bottles, expansion into new energies, and maintenance of existing operations.
  Ultracargo invested R$677.3 million in 2024, allocated mainly to the construction and expansion projects at the Palmeirante, Opla, Itaqui, Santos, and Rondonópolis terminals, as well as concession payments for Vila do Conde and Itaqui, in addition to investments to enhance efficiency, maintenance, and operational safety at the terminals.

Ultrapar’s investment plan for 2025 totals R$2.5 billion (net of divestments and includes financing to clients, net of receipts). The approved limit for investments in expansion is 14% higher than in 2024 and prioritizes investment for the three main businesses.

  Ipiranga is planning to invest R$1,366.5 million, of which R$688.5 million are expected to be invested in the expansion of its operations and R$677.5 million in maintenance and other investments in upkeep. Investments in expansion of Ipiranga are expected to be mainly directed on the branding of service stations, the expansion of the logistics infrastructure, and the TRRs.
  Ultragaz is planning to invest R$480.5 million, R$267.1 million of which are expected to be invested in the expansion of its operations and R$213.4 million in maintenance and other investments in upkeep. on capturing new customers in the bulk segment, expanding new energies and infrastructure.
  Ultracargo is planning to invest R$672.6 million, of which R$556.8 million are expected to be invested in the expansion of its operations and R$115.8 million in maintenance and other investments in upkeep. on concluding the increase in installed capacity at Santos (SP), Palmeirante (TO), and Rondonópolis (MT), the Opla railway branch, and the ongoing expansion in Itaqui (MA). Additionally, the plan considers the start of expansion in Suape (PE), with 40,000 m3 increase in installed capacity, expected to be completed in 2026.

The portion focused on maintenance for the three main businesses will be directed to the sustaining of the business, and include investments in assets’ maintenance, safety, revitalization of services station, and acquisition of bottles. Additionally, Ipiranga will invest in its technology platform for ERP and satellite systems, with productivity and efficiency gains.

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

In 2024, just a year after the launch of the Ipimax product line, Ipiranga reaffirmed its position in the market. Supported by our extensive gas station network, this milestone highlighted the strength of our differentiation strategy and reinforced our commitment to delivering high-quality products that enhance performance and efficiency for our customers.

Iconic launched the new Iconic Technology Center (CTIC) at its Duque de Caxias plant, a milestone that consolidates its leadership in innovation and development. The center integrates product and packaging quality control, technical services, advanced customer analyses, and research and development in a single environment.

Ultragaz carried out a wide range of research and development activities, mainly related to new applications and services for LPG, internet of things and artificial intelligence applied to LPG metering. Ultragaz has also expanded LPG uses portfolio to agribusiness, with a solution to increase the efficiency in grain and seed drying.

In January 2024, Ultragaz, in partnership with Refinaria Riograndense, began distributing bioLPG to its customers, a renewable liquefied gas produced from soybean oil. This initiative reinforces the company's commitment to sustainability by offering an alternative with a lower environmental impact compared to traditional LPG.

Trademarks and patents

Ipiranga and its subsidiaries own registrations for the trademarks used in its distribution business, such as Ipiranga, AmPm, Jet Oil, KMV, Clube VIP Ipiranga, Clube do Milhão Ipiranga, Posto 24 horas, Atlantic, Gasolina Original Ipiranga, AmPm Estação, among several others. The 10-year period of validity of the registrations for these trademarks will expire between 2025 and 2035.

Other subsidiaries also own registrations and applications for its main trademarks, such as (i) Ultragaz, Ultragaz Ultrasystem and Brasilgás trademarks for the activities of Ultragaz, and (ii) Ultracargo and Ultradata for the activities of Ultracargo. The 10-year period of validity of the registrations for these trademarks will expire between 2025 and 2035.

D. Trend information

We believe that the following significant market trends are the most important trends affecting our results of operations, and we believe this will continue to have a material impact on our results of operations in the future.

LPG business

LPG bulk sales are correlated to economic growth. Thus, an acceleration or deceleration in Brazilian GDP growth can affect our sales volume, since the segment represented 36% of the volume sold by Ultragaz in 2024. Bottled LPG is an essential good for Brazilian population and, therefore, it has a relatively low correlation with economic performance.

Any sharp fluctuation in LPG prices charged to LPG distributors can have an impact on Ultragaz’s results if it is unable to maintain its operational margins or sales volume. For more information on LPG prices see “Item 4.B. Information on the Company—Business Overview—Industry and regulatory overview—A. Distribution of LPG—Ultragaz—Prices of LPG.”

Liquid bulk storage business

The liquid bulk storage business is significantly influenced by market dynamics that affect supply and demand of the products which are being stored and/or handled, in addition to the increasing demand for efficient and cost-effective logistics solutions.

According to ABTL, in 2024, the liquid bulk storage sector in independent terminals showed a growth of 3% compared to the previous year, mainly driven by fuel handling, which grew by 6%. Fuels accounted for 61% of the sector’s movement.

A key factor that influences the liquid bulk storage business in the case of fuels is the disparity between domestic and international prices. When there is a favorable arbitrage window, players may prefer to import a larger portion of their volume instead of seeking domestic suppliers, which may lead to a need for third-party storage solutions should their in-house capacity be insufficient.

According to ANP, several factors contributed to the year’s result:

  Consumption of diesel and gasoline in Brazil drop by 1.4%;
  A lower participation of Petrobras in imports (23% in 2024 vs. 31% in 2023); and
  The development of new supply sources of imported derivatives.

The biofuel market in Brazil also stood out:

  Ethanol consumption in Brazil grew 17% and exports decreased 24% in 2024; and
  A growth of 22% in biodiesel consumption.
87

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

In 2023, due to the sanctions imposed by the European Union and G7 countries on Russia, and its search for alternative destinations to channel its production of oil-derivatives, Russia began offering them at competitive prices, becoming the main supplier of diesel to Brazil, surpassing the United States. In 2024, the flow of Russian oil derivatives to Brazil and other Latin American countries became increasingly consolidated. Russia remained the primary supplier of diesel to Brazil while notable volumes of gasoline and naphtha imports also emerged. As the market matures, the range of originators of Russian products in Brazil diversified, paralleling the expansion of Russia's export destinations which now include significant volumes to Africa and Asia. Additionally, outages resulting from attacks on the Russian refining park contributed to a reduction in supply during the second half of 2024, leading to smaller price discounts compared to 2023.

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

The following accounting estimates were applied by management in 2024 and were considered critical:

Impairment of assets

The Company and its subsidiaries review the existence of indications of impairment of assets on a quarterly basis. For intangible assets with an indefinite useful life the review is done annually or more frequently when there is an indication that such assets might be impaired. If there is an indication of impairment, the Company and its subsidiaries estimate the recoverable amount of the asset. Assets that cannot be evaluated individually are grouped in the smallest group of assets that generate cash inflow from continuous use and that are largely independent of cash flows of other assets (cash generating units “CGU”). The identified CGUs for the evaluation of impairment are similar to reported segments in financial statements. The recoverable amount of assets or CGUs corresponds to the greater of their fair value net of applicable direct selling expenses and their value in use.

The fair value less costs to sell is determined by the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date, net of costs of removing the asset, and direct incremental costs to bring an asset into condition for its sale, legal costs, and taxes.

To assess the value in use, the projections of future cash flows, trends, and outlooks, as well as the effects of obsolescence, demand, competition, and other economic factors were considered. Such cash flows are discounted to their present values using the discount rate before tax that reflects market conditions for the period of impairment testing and the specific risks of the asset or CGU being evaluated. In cases where the expected discounted future cash flows are less than their carrying amount, an impairment loss is recognized for the amount by which the carrying amount exceeds the fair value of these assets in profit or loss. In case goodwill has been allocated to a CGU, the recognized losses are first allocated to reduce the corresponding goodwill. If the goodwill is not enough to absorb such losses, the surplus is allocated to the assets on a pro-rata basis. An impairment of goodwill cannot be reversed. For other assets, impairment losses are reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if the impairment had not been recognized.

For more details about the judgments, uncertainties related to the assumptions and estimates, and the management analysis of impacts on the financial statements, see Notes 2.c.2, 2.d and 14.a to our Consolidated Financial Statements.

Recognition of tax credits

The accounting policy applied by the Company considers relevant estimates and judgments for the tax credits recognition and for estimating its recovery. The tax credits are recorded only when management has elements that guarantee (i) that the credit is a legal right; (ii) the amount could be estimated with sufficient reliability to enable it to be compensated or refunded; and (iii) the amounts are recoverable through either offsetting with other tax credits or a tax refund. In cases where the recovery of the asset is not probable, or the amount cannot be reliably measured, the amounts are not recognized, neither is a provision recorded.

For more details about the judgments, uncertainties related to the assumptions and estimates, and the management analysis of impacts on the financial statements, see Notes 2.c.2 and 7.a to our Consolidated Financial Statements.

Provisions for tax, civil, and labor risks

A provision for tax, civil and labor risks is recognized when there is a present obligation as a result of a past event, it is probable that a disbursement will be required to settle the obligation, and the amount can be reliably estimated, based on the opinion of management and internal and external legal advisors, and the amounts are recognized based on estimates of the outcomes of the legal proceedings. The provision is recorded as an expense for the year. The update of this obligation is made according to the development of the legal proceeding or financial charges incurred and may be reversed if the loss estimate is no longer considered probable due to changes in circumstances, or when the obligation is settled. Contingent assets are disclosed when the associated economic benefits are probable and are only recognized in the financial statements in the period in which their realization is considered certain and their amount can be reliably measured.

For more details about the judgments, uncertainties related to the assumptions and estimates, and the management analyzes of impacts on the financial statements, see Notes 2.c.2 and 18 to our Consolidated Financial Statements.

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

For more details about the judgments, uncertainties related to the assumptions and estimates, and the management analyzes of impacts on the financial statements, see Notes 2.c.2 and 9 to our Consolidated Financial Statements.

Business combinations and acquisition of interest in joint-ventures and associates

A business combination is accounted for applying the acquisition method. The cost of the acquisition is measured based on the consideration transferred and to be transferred, measured at fair value at the acquisition date. In a business combination, the assets acquired, and liabilities assumed are measured in order to classify and allocate them according to the contractual terms, economic circumstances and relevant conditions at the acquisition date. The non-controlling interest in the acquired company is measured based on its interest in net assets identified in the acquired company. Goodwill is measured as the excess of the consideration transferred and to be transferred over the fair value of net assets acquired (identifiable assets and liabilities assumed, net). After the initial recognition, goodwill is measured at cost less than any accumulated impairment losses. For impairment testing purposes, goodwill is allocated to the respective Company’s operating segments. When the cost of the acquisition is lower than the fair value of net assets acquired, a gain is recognized directly in the statement of income. Costs related to the acquisitions are recorded in the statement of income when incurred.

For more information about our critical accounting estimates, see Note 2.c.2 and 27 to our Consolidated Financial Statements.

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.      Directors and senior management

The following table lists the members of our Board of Directors and senior management as of the date of this annual report:

Name	Position	Years with the Company	Age
Board of Directors
Marcos Marinho Lutz (1)	Chairman	14	55
Jorge Marques de Toledo Camargo	Vice-Chairman	10	70
Fabio Venturelli	Director	2	59
Flávia Buarque de Almeida	Director	6	57
Francisco de Sá Neto	Director	2	59
José Mauricio Pereira Coelho	Director	10	58
Marcelo Faria de Lima	Director	2	63
Peter Paul Lorenço Estermann	Director	2	67
Vânia Maria Lima Neves (2)	Director	0	59
Executive Officers
Rodrigo de Almeida Pizzinatto	Chief Executive Officer	25	48
Alexandre Mendes Palhares	Chief Financial and Investor Officer	0	39
Bernardo Sacic	Officer	0	51
Manuella Carvalho Campos de Oliveira	Officer	1	41
Marina Guimarães Moreira Mascarenhas	Officer	1	38
___________________
(1)	Mr. Lutz was elected as Chairman of the Board of Directors of the Company by the Board of Directors at the meeting held on April 16, 2025. Previously, he was re-elected as Chief Executive Officer of Ultrapar and was elected as the Vice-Chairman of the Board of Directors of the Company at the Board of Directors’ meeting held in April 2023. Mr. Lutz was also a member of the Board of Directors until December 2021 and took office as Chief Executive Office in January 2022 and served as Ultracargo’s Officer from 2001 to 2003 and held different positions at Ultracargo from 1994 to 1999.
(2)	Member of the Board of Directors elected for their first term at the Annual and Extraordinary General Shareholders’ Meeting held on April 16, 2025.

In 2024, Ultrapar announced a new governance model for its three main businesses (Ipiranga, Ultragaz and Ultracargo), with the management of each such business henceforth reporting to its own Board of Directors. The holding structure consolidates the businesses and acts as a portfolio manager with a focus on long-term value generation across these businesses. As a result of such new governance model, the structure of Ultrapar’s senior management changed. Previously, Ultrapar’s executive officers comprised, among others, (i) the CEO and CFO of Ultrapar, and in addition (ii) the CEOs of each of Ultrapar’s main businesses (Ipiranga, Ultragaz and Ultracargo). Following the implementation of the new governance model, Ultrapar’s senior management is now comprised only of its CEO, CFO and officers without specific designation, with the executive officers of Ipiranga, Ultragaz and Ultracargo operating directly and only at the level of such businesses.

In December 2024, Ultrapar initiated the transition process for its Chief Executive Officer position. The Board of Directors announced that Marcos Marinho Lutz was appointed by management to join the slate and the position of Chairman of the Board of Directors, to which he was elected at the Company’s Annual General Meeting on April 16, 2025 and to subsequently transition to Executive Chairman. Mr. Lutz also serves as Chairman of the Board of Directors of Ultrapar’s key businesses, including Ipiranga, Ultragaz, Ultracargo, and Hidrovias. Following the transition process, as of April 16, 2025, the Board elected Rodrigo de Almeida Pizzinatto as Chief Executive Officer and Alexandre Palhares as Chief Financial and Investor Relations.

Summarized below is information regarding the business experience, areas of experience and principal outside business interest of the current members of our Board of Directors and our senior management.

Board of Directors

Marcos Marinho Lutz. Mr. Lutz joined Ultrapar in April 2021 as a member of the Board of Directors and, from January 2022 to April 2025, held the position of Chief Executive Officer of Ultrapar. From April 2023 to April 2025, Mr. Lutz was the Vice-Chairman of Ultrapar’s Board of Directors and has been a member of the People and Sustainability Committee since 2023. As of April 2025, Mr. Lutz is the Chairman of the Board of Directors of the Company. He also holds a position as Director of Ultra S.A. since 2021 and as the Chairman of the Board of Directors of Hidrovias do Brasil S.A. since June 2024 and of Ipiranga, Ultragaz and Ultracargo since January 2025. Mr. Lutz has been a member of the Board of Directors of Itau Unibanco S.A. since 2025 and of Corteva Agriscience since 2019. He also served as a member of the Board of Directors of Votorantim S.A. from 2020 to 2025, Rumo Logística S.A. from 2008 to 2020, and as the Chairman in 2020. Mr. Lutz was a member of the Board of Directors of Comgás S.A. from 2018 to 2020, of Raízen from 2013 to 2020, of Moove S.A. from 2008 to 2020 and of Monsanto S.A. from 2014 to 2018. Mr. Lutz was Chairman of the Infrastructure Council of FIESP (Federação das Indústrias do Estado de São Paulo) from 2015 to 2021 and Chief Executive Officer of Cosan from 2009 to 2020. He graduated as a naval engineer from the University of São Paulo and holds an MBA in marketing, operations and logistics from the Kellogg School of Management.

Jorge Marques de Toledo Camargo. Mr. Camargo joined Ultrapar in April 2015 as a member of the Board of Directors, serving as Vice-Chairman since April 2025, and served as a Chairman from 2023 to 2025. He has been a member of the Audit and Risks Committee from 2021 to 2023, and since April 2025, and a member of the Investments Committee from 2019 to 2025 (serving as its coordinator from 2023 to 2025). Mr Camargo also has been member of the Board of Directors of Ultracargo since January 2025. Mr. Camargo has been member of the Board of Directors and coordinator of the People, Sustainability and Governance Committee at Vast Infraestrutura S.A. since 2020. He has also been member of the Board of Directors, Strategy Committee and coordinator of the People, Integrity and Sustainability Committee of Prumo Logística S.A. since 2014 and was also a member of the Board of Trustees of Centro Brasileiro de Relações Internacionais (CEBRI) until 2023. Mr. Camargo served as President of IBP from 2015 to 2018 and was a member of its Board of Directors from 2010 to 2023. He was also a senior advisor at McKinsey & Comp., Inc. from 2012 to 2019. Mr. Camargo was a member of the Board of Directors of Odebrecht from 2018 to 2019, and a member of Nexans’ Strategic Advisory Board from 2014 to 2018. In addition, Mr. Camargo worked for Equinor as Senior Vice-President from 2003 to 2004 and was the President of Equinor Brasil from 2005 to 2009. He worked for Petrobras for 26 years, including as an Executive Officer responsible for the international area. He graduated in geology from the University of Brasilia and obtained a master’s degree in geophysics from the University of Texas.

Fabio Venturelli. Mr. Venturelli joined Ultrapar in April 2023 as a member of the Board of Directors and the Investments Committee. Since January 2025, Mr. Venturelli acts as member of the Board of Director of Ultracargo. As of the date of this annual report, Mr. Venturelli serves as Chief Executive Officer at São Martinho S.A., São Martinho Terras Imobiliárias S.A., Bioenergética São Martinho S.A., São Martinho Inova S.A., Bioenergética Santa Cruz S.A., São Martinho Logística e Participações S.A., São Martinho Terras Agrícolas S.A., Bioenergética Boa Vista S.A., Bioenergética São Martinho S.A., and Biometano Santa Cruz Ltda. Mr. Venturelli has also been a member of the Board of Directors of CTC Centro de Tecnologia Canavieira S.A. since 2015, a member of the Related Party Committee since 2021 and the Coordinator of the IPO Committee since 2023. He served as a member of the Board of Directors at Braskem from 2018 to 2020. Mr. Venturelli graduated in production engineering from the University of São Paulo and has executive education from the Insead of Fontainebleau at France.

Flávia Buarque de Almeida. Ms. Buarque de Almeida joined Ultrapar in April 2019 as a member of the Board of Directors and was a member of the Investments Committee until 2023. As of the date of this annual report, she serves as the coordinator of Ultrapar’s People and Sustainability Committee and is a member of its Conduct Committee and as a member of the Board of Director of Ipiranga since January 2025. She has been a partner, member of the Board of Directors and Chief Executive Officer at Península Capital S.A. from 2015 until 2025. Ms. Buarque de Almeida has been member of the Board of Directors of O3 Gestão de Recursos Ltda from 2021 until 2024. She has also been a member of the Board of Directors of Groupe Carrefour since 2017 and Atacadão S.A. since 2022. Ms. Buarque de Almeida was a member of the Board of Directors of BRF S.A. from 2017 to 2022 and served as Officer at GAEC Educação S.A. from 2014 to 2018. She graduated in business administration from the FGV and holds an MBA from the Harvard Business School, in addition to extension courses from the Kellogg Graduate School of Management (Northwestern University), Insead and Harvard.

Francisco de Sá Neto. Mr. Neto joined Ultrapar in April 2023 as a member of the Board of Directors and the People and Sustainability Committee. As of the date of this annual report, he is also a member of the Board of Directors of Ultragaz since January 2025, at Votorantim Cimentos S.A. and has been a partner at E2F Participações S.A. since 2018. He graduated in civil engineering from the Federal University of Bahia and obtained a master’s degree in finance and organizational behavior from the University of California of Berkeley.

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

Marcelo Faria de Lima. Mr. Lima joined Ultrapar in April 2023 as a member of the Board of Directors and is the coordinator of the Investments Committee since April 2025. He was a member of the Audit and Risks Committee from 2023 to 2025. From January 2025, he is also member of the Board of Director of Ultragaz. He has also served as the Chairman of the Board of Directors of Kilmasan Klima Sanayl ve Ticaret AS since 2009, of Metalfrio Solutions S.A. since 2004 and of Veste S.A. Estilo since 2008. He received a degree in economics from the Pontifical Catholic University of Rio de Janeiro.

Peter Paul Lorenço Estermann. Mr. Estermann joined Ultrapar in April 2023 as a member of the Board of Directors and the Investments Committee. Since January 2025, he is also a member of the Board of Directors of Ipiranga. From 2021 to 2024, he was a partner and Chief of Portfolio Management at Pátria Investimentos. Mr. Estermann was Chief Executive Officer of Grupo Pão de Açúcar from 2018 to 2020 and of Via Varejo S.A. from 2015 to 2018. Mr. Estermann graduated in agronomy engineering from the Federal University of Lavras and has a post-graduate degree from the Harvard Business School.

Vânia Maria Lima Neves. Ms. Neves joined Ultrapar Participações as member of the Board of Directors in April 2025, also serving as a member of the Audit and Risks Committee. Ms. Neves has been an independent member of the Board of Directors of Grupo Carrefour Brasil since 2022, member of the Board of Directors of Instituto Pacto Contra a Fome since 2023 and member of the Board Advisory of Rede Mulheres Empreendedoras (RME) & Instituto Rede Mulheres Empreendedoras (IRME), Brazil since 2022. Ms. Neves served as Chief Technology Officer, from 2021 to 2023, and Global Business Solutions Director, from 2023 to 2025, at Vale. Also, Ms. Neves served as Brazil Applications Manager, LATAM Back-Office Applications Manager, IT Director, Brazil & Southern Cone, IT Director, Brazil, Pharma & Consumer, Innovation Program Lead, Brazil, CIO/IT Director, Brazil and CIO/IT Director Cluster BRA, MEX & ARG at Glaxosmithkline (GSK), from 2015 to 2020. Vânia Neves graduated in Mathematics from Universidade Federal Fluminense, has post-graduation in System Analysis from PUC Rio and Telecom Management from FGV Rio and Master of Business Administration from PUC Rio. Also, Ms. Neves has certification in - International Program Management - NASA KS Center,FL, Executive Program, Singularity University, CA, US, Silicon Valley Executive Mission Startse, CA, US, Preparation for boards of directors - Conselheira101 /2021 IBGC, Cybersecurity for Managers Playbook – MIT, Diversity in Board Program PDeC/IBGC and – Doing Business in changing China Cheung Kong Graduate School of Business (CKGBS), Pequim & Shangai.

Executive Officers

Rodrigo de Almeida Pizzinatto. Mr. Pizzinatto joined Ultrapar in 1999 as an intern and, since then, he has worked in different areas of the Company, including treasury, M&A, corporate planning, and investor relations. From 2012 to 2014, Mr. Pizzinatto was Ultrapar’s officer of M&A, Corporate Planning, and Investor Relations. From 2014 to 2018, Mr. Pizzinatto served as Extrafarma’s officer, responsible for different areas during his tenure, such as expansion, marketing, commercial and logistics. In June 2018, he was named Chief Executive Officer of Extrafarma, leading a strategic revision and turnaround plan for the company. In October 2020, he was nominated Ultrapar’s Chief Financial and Investor Relations Officer, which is his current position. Since June 2024, he is the Vice-Chairman of the Board of Directors of Hidrovias do Brasil S.A. and, since January 2025, he is the Vice-Chairman of the Board of Directors of Ipiranga, Ultracargo and Ultragaz. Since April 2025, Mr. Pizzinatto is the Chief Executive Officer of Ultrapar. Mr. Pizzinatto graduated in business administration from FGV and holds an MBA degree from the Stanford Graduate School of Business.

Alexandre Mendes Palhares. Mr. Palhares joined Ultrapar in May 2024 as the Financial Planning and Investor Relations Director. Since April 2025, he has been the Chief Financial and Investor Officer of Ultrapar. From 2020 to 2024, Mr. Palhares served as the Chief Financial and Investor Relations Officer of Eurofarma and from 2019 to 2020, of Delta Energia. From 2005 to 2010, Mr. Palhares worked at Embraer and between 2010 and 2019 at Cosan Group, where he held several positions, including Chief Financial Officer at Moove in 2016 and Financial Director at Rumo Logística from 2017 to 2019. Mr. Palhares graduated in business administration and international trade from the University of Taubaté,and holds MBA in finance at the University of Taubaté and an MBA in business, innovation and project management at FIA (Fundação Instituto de Administração) with an internation extension at University of Laverne focusing on finance.

Bernardo Sacic. Mr. Sacic joined Ultrapar in November 2024 as the M&A and New Businesses officer and, as of April 2025, he is Executive Officer of the Company. From 2015 to 2024 Mr. Sacic served as M&A and New Businesses Director of AES Brasil. From 2011 to 2015, Mr. Sacic worked at Andrade Gutierrez S.A and Enel Brasil as a manager focused on developing new businesses and projects. He graduated as an electrical engineer from the Technological Education Federal Center Celso Suckow da Fonseca and completed an executive education program from the Institute of Postgraduate Studies and Research in Administration at the Federal University of Rio de Janeiro.

Manuella Carvalho Campos de Oliveira. Ms. Oliveira joined Ultrapar in 2023 as the human resources officer and, as of April 2025, she is Executive Officer of the Company. From 2017 to 2023, Ms. Oliveira served as the head of people and culture at Omega Energia and, from 2007 to 2016, as the head of project finance of PDG Incorporadora e Construtora. She graduated in economics from Ibmec and completed executive education programs in several fields from different institutions, such as business and financial management, private equity and venture capital, valuation and HR, from FGV, Insper, NYU Stern School of Business and Dom Cabral Foundation, respectively.

Marina Guimarães Moreira Mascarenhas. Ms. Mascarenhas joined Ultrapar in 2023 as the General Counsel and is also a member of the Conduct Committee. As of April 2025, she is also Executive Officer of the Company. As of the date of this annual report she was a member of the Board of Directors of Hidrovias do Brasil S.A and a member of Ultra Institute. From 2011 to 2023, Ms. Mascarenhas worked at BRMalls, serving as General Counsel from 2018 to 2023 and its Data Protection Officer from 2020 to 2023. She graduated in law from the Pontificial Catholic University of Rio de Janeiro, holds a master degree in corporate law and capital markets from Ibmec and completed an executive education program in privacy and data protection at Insper

B.      Compensation

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

In accordance with Circular Letter from CVM/SEP/Annual/2025, from 2020 onwards we ceased to report social security contributions paid by the employer as information on management compensation.

2024	Board of Directors	Executive Officers	Fiscal Council	Total
	(in thousands of Reais, except for the number of members)
Number of members (1)	9.00	5.00	6.00	20.00
Number of paid members (1)	8.00	5.00	3.00	16.00
Annual fixed compensation	6,384.0	16,276.5	868.9	23,529,4
Salary	4.464,0	12,395.3	868.9	17,728.3
Participation in committees	1,920.0	-	-	1,920.0
Direct and indirect benefits	-	2,737.3	-	2,737.3
Variable compensation	-	16,148.5	-	16,148.5
Short-term variable compensation	-	16,148.5	-	16,148.5
Long-term variable compensation	-	-	-	-
Post-employment benefit	-	1,416.5	-	1,416.5
Benefits upon termination of employment	-	-	-	-
Stock-based compensation	3,113.2	44,540.6	-	47,653.8
Total compensation	9,497.2	78.382.3	868.9	88,748.5

(1)       Average number of members in the period.

Board members who are also Executive Officers are compensated only for their Executive Officer positions. All effective members of the Fiscal Council are compensated, unlike their alternates, who are not paid any compensation as they do not perform any activity for the Company in such positions.

The table below shows the highest and average individual compensation recognized in our financial statements for our Directors and Executive Officers in 2024:

Body	Number of paid members (1)	Highest individual compensation	Average individual compensation
	(in thousands of Reais, except for the number of members)
Board of Directors	8.00	2,444.3	1,187.1
Executive Officers	5.00	36,583.7	15,676.4

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

Since 2023, any remuneration linked to financial metrics, whether short-term or performance shares granted, will be covered by the Corporate Clawback Policy, which stipulates that executives reimburse the company for amounts unduly paid balance sheet restatements show a difference between the gross amounts calculated and those actually paid by the company. Further details can be found in the Corporate Clawback Policy published as Exhibit 99.1 in our Form 20-F for the year ended December 31, 2023, filed with the SEC on April 23, 2024.

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

Share-based incentive plans. Since 2003, Ultrapar had adopted a share-based incentive plan pursuant to which certain executives had the voting and economic rights of shares held in treasury for a period of five to seven years from the initial grant of the rights. Following this period, Ultrapar transferred full ownership to those executives subject to uninterrupted employment of the participant during the period. The fair value of the awards is determined on the grant date, based on the market value of the shares on the B3 and the amounts are amortized between five to seven years from the grant date. The number of shares and the executives eligible to this plan were determined by the Board of Directors, and the latest grants under its terms were made in 2016, with vesting periods ending in March 2023.

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

As of December 31, 2024, the amount granted to the Company’s executives, including tax charges, totaled R$623 million. In 2024, an amortization in the amount of R$112.2 million was recognized as a general and administrative expense.

The chart below sets forth a historical summary of the vested and unvested shares granted to the members of our Board of Directors, Executive Officers, and members of our Fiscal Council as of December 31, 2024:

	December 31, 2024
Body	Shares granted	Transferred shares
Board of Directors	0	0
Executive Officers	3,355,356	273.060
Fiscal Council	NA	NA

C.    Board practices

The management is composed of the Board of Directors and the Executive Officers. As of December 31, 2024, our Board of Directors consisted of nine members, eight of whom being non-executive members and seven independent members. One of the non-independent Board members is Mr. Marcos Lutz, a shareholder of Ultra S.A., who acted as Chief Executive Officer and Vice-Chairman of the Company. The other non-independent Board member, Mr. Peter Paul Lorenço Estermann, is indirectly related to Ultra S.A. As of the date of this annual report, all of the members of our Board of Directors are non-executive members.

Our Bylaws require at least 1/3 or two, whichever is higher, of the members of our Board of Directors to be independent directors, which exceeds the 20% required by the Novo Mercado listing rules.

In addition, our Bylaws sets forth that the election of the members of the Board of Directors must be made through the nomination of a slate of candidates, unless cumulative voting is requested, and may be reelected. Only the following slates of candidates will be eligible: (i) those nominated by the Board of Directors; or (ii) those nominated by any shareholder or group of shareholders. The nomination of each member of the proposed slate of the management considers the evaluation of the current Board and its committees, that is carried out at least once per term with the support of a specialized consultancy, assessing the Board’s composition, operation and effectiveness, as well as the qualification and dedication of each member. See “Exhibit 1.1—Bylaws of Ultrapar, dated as of April 16, 2025.”

When electing members to the Board of Directors, shareholders will be entitled to request, as required by law and our Bylaws, the adoption of a cumulative voting process, provided that they do so within, at least, forty-eight hours in advance of the General Shareholders’ Meeting. The minimum percentage of capital necessary for requesting the cumulative voting process is 5% of the shares. In the event the election has been conducted by cumulative voting, the removal of any member of the Board of Directors by the shareholders’ meeting shall entail the removal of the other members, giving rise to a new election. See “Exhibit 1.1—Bylaws of Ultrapar, dated as of April 16, 2025.”

Our Board of Directors must meet every three months and extraordinarily whenever called by its Chairman or by any two directors. Each meeting of the Board of Directors requires the majority of the members to be present, including the Chairman or the Vice-Chairman, before the meeting may commence. The vote of the majority of the members present is required for the approval of a resolution by the Board of Directors. In case of a tie, the Chairman, or the Vice-Chairman in the Chairman’s absence, will provide the casting vote. In case of urgency, the Chairman of our Board of Directors (or a third party that he/she may appoint) may call a special meeting of the Board of Directors with a shorter notice period than the usual provided, however, that two-thirds of Board members are present in order to commence such special meeting. Our Bylaws establish that a Board member who may have a direct or indirect conflict of interest with the company's interests cannot access information, participate in resolutions and discussions, vote, or intervene in such matters. During 2024, eleven Board meetings were held, with an average of 98% of meeting attendance.

Among other responsibilities, the Board of Directors is responsible for (i) setting general guidelines, (ii) electing and removing executive officers, supervising their management and fixing their compensation, (iii) deliberating on the issuance of new shares, within the limits of our authorized capital, (iv) authorizing the distributions of dividends and interest on shareholders’ equity, (v) approving certain transactions (such as indebtedness to third parties, investment or investment project; direct or indirect acquisition or disposal of an equity interest, acquisition or disposal of assets to third parties, granting of guarantees to third parties) with value exceeding 5% of our shareholders’ equity, (vi) submit for the approval for our shareholders our dissolution or merger and (vii) select and dismiss the independent auditors. Pursuant to the Brazilian Corporate Law, the Board of Directors must be elected by the shareholders at the General Shareholders’ Meeting. The Chairman and Vice-Chairman shall be elected by the Board.

Executive Officers

As of the date of this annual report, we had five Executive Officers, including our Chief Executive Officer.

Executive Officers are elected for a two-year term and can be reelected. For the dates on which our executive officers began holding their respective position, see “Item 6.A. Directors, senior management and employees—Directors and senior management.”

Fiscal Council

Under the Brazilian Corporate Law, the Fiscal Council is a separate corporate body independent of the management and the independent auditors and it may operate on a permanent or non-permanent basis. According to the Brazilian Corporate Law, a Fiscal Council acting on a non-permanent basis is required to be formed when requested by 10% of voting shareholders in an Annual General Shareholders’ Meeting. However, pursuant to CVM Resolution 70/22, in the case of Ultrapar, holders of 2% of the voting capital are entitled to request the installation of the Fiscal Council. The members of the Fiscal Council elected by our shareholders shall hold office only until the next Annual General Shareholders’ Meeting, at which shareholders will resolve on the installation of the Fiscal Council and elect its members for the ensuing term. The Fiscal Council must meet at least four times per year. Since its establishment, in July 2005, our Fiscal Council has been meeting on a regular basis, and in 2024, it held 7 meetings.  At the Annual and Extraordinary General Shareholders’ Meeting held on April 16, 2025, the Fiscal Council was not installed.

Under the Brazilian Corporate Law, individuals who are members of our Board of Directors or our Executive Board or are employees or spouses or relatives of any member of our management are not eligible to serve on the Fiscal Council. To be eligible to serve on our Fiscal Council, a person must be a resident of Brazil and either hold a university degree or have been a Company officer or Fiscal Council member of another Brazilian company for at least three years prior to the election to our Fiscal Council. Our Fiscal Council, when installed, shall have the duties and obligations provided by the Brazilian Corporate Law, which includes, among others, the examination of the statements of financial position and other financial statements periodically prepared by the Company, at least every three months, and the examination of the accounts and financial statements for the fiscal year and issue an opinion on them. See “Exhibit 1.1—Bylaws of Ultrapar, dated as of April 16, 2025.”

As set forth in our Bylaws, the Fiscal Council operates on a non-permanent basis and, when installed by the General Shareholders’ Meeting, is composed of three effective members and an equal number of alternate members. As of December 31, 2024, our Fiscal Council was composed of Mr. Flavio Cesar Maia Luz, Mr. Élcio Arsenio Mattioli and Mr. Marcelo Gonçalves Farinha as effective members. These members were elected for a term valid from April 2024 through April 2025, with a monthly compensation in the amount of R$21.6 thousand for each effective (non-alternate) member of the Fiscal Council, except for the Chairman of the Fiscal Council, whose compensation was set at R$30.0 thousand per month.

As of December 31, 2024, the composition of our Fiscal Council considering both effective and alternate members was as follows:

Name	First year of appointment
Flavio Cesar Maia Luz	2021
Márcio Augustus Ribeiro (alternate)	2007
Élcio Arsenio Mattioli	2023
Pedro Ozires Predeus (alternate)	2005
Marcelo Gonçalves Farinha	2023
Luiz Claudio Moraes (alternate)	2024

At the Annual and Extraordinary General Shareholders’ Meeting held on April 16, 2025, the Fiscal Council was not installed.

Committees of the Board of Directors

Audit and Risks Committee

Our Bylaws, as approved at the Annual and Extraordinary General Shareholders’ Meeting held on April 16, 2025, establish the Audit and Risks Committee as an ancillary body of the Board of Directors. Pursuant to SEC and NYSE requirements, the Audit and Risks Committee shall be comprised of at least three members, all of them members of the Board of Directors and all of them being independent. As required by the applicable regulations of the CVM, at least one member shall have recognized experience in corporate accounting matters. As of the date of this annual report, the Audit and Risks Committee appointed Mr. José Mauricio Pereira Coelho to act as financial expert as that term is defined by the SEC in its final rules implementing Section 407 of the Sarbanes-Oxley Act of 2002. A single member of the Audit and Risks Committee may concentrate on the foregoing requirements. All members shall be elected by the Board of Directors for a term of office of two years, and the term shall coincide with the term of office of the Directors. The member of the Audit and Risks Committee who ceases to hold said position may only rejoin the committee after at least three years have elapsed since the end of the term of office.

The Audit and Risks Committee shall (a) recommend to the Board of Directors the retention and dismissal of independent audit services, as well as propose to the Board of Directors the nomination of the independent auditor and their replacement; (b) review the management report and the financial statements of the Company and of its controlled companies, and provide the recommendations it deems necessary to the Board of Directors; (c) review the quarterly financial information, interim statements, and financial statements prepared by the Company; (d) monitor the activities of the Company’s internal audit and internal controls departments, including follow-up and assessment of the effectiveness and sufficiency of the internal control structure and of the internal and independent audit processes of the Company and of its controlled companies, including in relation to the provisions set forth in the Sarbanes-Oxley Act, submitting the recommendations it deems necessary for the improvement of policies, practices and procedures; (e) evaluate and monitor the Company’s risk exposure per the Corporate Risk Management Policy, as well as provide its opinion on any review of the contents thereof, in addition to advising the Board of Directors in connection with the setting of acceptable risk levels; (f) review, monitor and recommend to management any corrections or improvements to be made to the Company’s corporate policies, including the Conflict of Interest and Related Party Transactions Corporate Policy; (g) establish procedures for the acceptance and handling of information submitted by any party relating to alleged noncompliance with applicable legal and regulatory requirements applicable to the Company, in addition to internal regulations, policies and codes, including procedures for confidential or anonymous submission, safeguarding information secrecy; (h) interact with the other Company’s governing bodies in connection with the receipt and review of information on noncompliance with legal and regulatory requirements applicable to the Company, as well as with internal regulations, policies and codes; and (i) provide its opinion on the matters submitted to it by the Board of Directors, as well as on those matters it determines to be relevant. See “Exhibit 1.1—Bylaws of Ultrapar, dated as of April 16, 2025.”

As of the date of this annual report, the composition of the Audit and Risks Committee is as follows:

Name	First year of appointment
José Mauricio Pereira Coelho (coordinator and financial expert)	2019
Jorge Marques de Toledo Camargo	2023
Vânia Maria Lima Neves	2025

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

People and Sustainability Committee

Our Bylaws establish the People and Sustainability Committee as an ancillary body of the Board of Directors. The People and Sustainability Committee shall comprise mostly directors, with at least two independent directors, and its duties shall be as follows: (a) propose to the Board of Directors the compensation to be paid to the directors and executive officers and senior employees of the Company and its controlled companies, to the members of the committees and of other governing bodies assisting the Board of Directors, pursuant to the proposal received from the Chief Executive Officer, and periodically revise the parameters and guidelines and, as a result, the compensation policy and other benefits of the Company; (b) propose to the Board of Directors, pursuant to the proposal received from the Chief Executive Officer, the overall compensation of the directors and executive officers of the Company, which shall be submitted to the shareholders’ meeting, and propose the individual compensation of the Executive Officers; (c) ensure that the Company prepares itself adequately for the succession of its directors, executive officers and other key employees, particularly the Chief Executive Officer and the statutory executive officers; (d) carry out diligence and supervise the steps taken to ensure that the Company adopts a model of competence and leadership, attraction, retention and motivation in line with its strategic plans; and e) carry out diligence and supervise the steps and goals proposed by management related to the sustainability of operations and the development of its material themes, as well as monitoring their compliance. See “Exhibit 1.1—Bylaws of Ultrapar, dated as of April 16, 2025.”

The People and Sustainability Committee was installed by the Board of Directors at the meeting held on November 9, 2011. As of the date of this annual report, the composition of the People and Sustainability Committee is as follows:

Name	First year of appointment
Flávia Buarque de Almeida (coordinator)	2023
Francisco de Sá Neto	2023
Marcos Marinho Lutz	2023

Investments Committee

Our Bylaws establish the Investments Committee as an ancillary body of the Board of Directors. The Investments Committee shall be responsible for the following duties: (a) evaluate and recommend the Company’s relevant investments, acquisitions or divestments as provided in the policies adopted by the Company; and (b) to monitor the capital allocation strategy and the portfolio management of the Company as defined by the Board of Directors, including mergers and acquisitions. See “Exhibit 1.1—Bylaws of Ultrapar, dated as of April 16, 2025.”

As of the date of this annual report, the composition of the Investments Committee is as follows:

Name	First year of appointment
Marcelo Faria de Lima (coordinator)	2025
Fabio Venturelli	2023
Peter Paul Lorenço Estermann	2023

Corporate governance

We are incorporated under the laws of Brazil, and we are subject to Brazilian laws related to corporate governance. Under the Brazilian Corporate Law, there are no legal requirements with respect to corporate governance regarding (i) meetings of non-management directors, (ii) the mandatory establishment and composition of certain board committees or (iii) the adoption and disclosure of corporate governance guidelines or codes of business conduct and ethics. As a non-U.S. issuer, we are exempt from adopting certain NYSE corporate governance requirements. However, we aim to ensure that best practices, recommendations, and standards of corporate governance are employed in our functioning and operations. As of December 31, 2024, we had adopted certain corporate governance practices, such as the requirement that at least 1/3 of the members of the Board of Directors be independent, the implementation and permanent revision of a code of ethics for Ultra S.A., Parth, senior officers and all employees, and the implementation of the Investments, People and Sustainability, and Audit and Risks Committees. It is worth noting that currently the Board of Directors is composed of 78% of independent members. According to our Bylaws, the Fiscal Council acts on a non-permanent basis and should be installed when requested by our shareholders as set forth in the Brazilian Corporate Law.

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

In addition, we have provisions that exceed such requirements. For example, according to the rules of Novo Mercado, the minimum percentage of independent members of the Board of Directors is set at 20%, while a minimum of 1/3 is required in our Bylaws. Our Bylaws also establish a mandatory tender offer for 100% of the Company’s shareholders in the event a shareholder, or a group of shareholders acting in concert, acquire or become holder of 20% of the Company’s shares, excluding treasury shares. Our Bylaws do not establish any limitation on voting rights, special treatment to current shareholders, public tender offers for a price above that of the acquisition price of shares or any other poison pill provisions, thus assuring the effectiveness of a majority shareholders’ approval on all matters to be deliberated. See “Exhibit 1.1—Bylaws of Ultrapar, dated as of April 16, 2025.”

Termination agreements

Not applicable.

D.    Employees

As of December 31, 2024, we had 9,558 employees. The following table sets forth our number of employees per line of business at the dates indicated:

	Number of employees (1)
	As of December 31,
	2024	2023(2)	2022(2)
Ipiranga	4,512	5,058	4,619
Ultragaz	3,711	3,556	3,505
Ultracargo	843	856	830
Ultrapar (Holding)	149	175	176
Others	343	364	472
Ultrapar	9,558	10,009	9,602

(1)	Excluding interns, apprentices, on leave and retirees.
(2)	2023 and 2022 headcount revised to reflect new criteria (includes only active employees and employees on leave for up to 12 months). Additionally, the number of Ipiranga was adjusted, incorporating Millenium, Serra Diesel, and KMV (formerly abastece aí) consolidated in Ultrapar Mobilidade.

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

In 2001, our Board of Directors approved the adoption of a defined contribution pension plan to be sponsored by Ultrapar and each of its subsidiaries. Participating employees have been contributing to this plan, managed by Ultraprev (Complementary Pension Association), since 2001. Under the terms of the plan, every year each participating employee chooses his/her basic contribution to the plan. Each sponsoring company provides a matching contribution in an amount equivalent to each basic contribution, up to a limit of 11% of the employee’s base salary, according to the rules of the plan. As participating employees retire, they may choose to receive either (i) a monthly sum ranging between 0.3% and 1.0% of their respective contribution (including accumulated funds) in Ultraprev or (ii) a fixed monthly amount which will exhaust their respective contribution (including accumulated funds) over a period of 5 to 35 years. The sponsoring company does not guarantee the amounts, or the duration of the benefits received by each employee that retires. The total number of participating employees as of December 31, 2024 was 3,801 and 297 retired participants (4,053 active participants and 298 retired participants as of December 31, 2023). In addition, Ultraprev has 21 former employees or beneficiaries receiving benefits according to the rules of the previous plan whose reserves are fully constituted.

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

Since February 2020, the Company’s Board of Directors confirmed the issuance of 2,594,076 common shares, within the authorized capital limit provided by the Article 6 of our Bylaws, due to the partial exercise of the rights conferred by the subscription warrants issued by the Company as a result of the merger of all Extrafarma shares into the Company as approved by the Extraordinary General Shareholders’ Meeting held on January 31, 2014. For more information about these subscription warrants, see Note 19 to our Consolidated Financial Statements. As of the date of this annual report, our subscribed and paid-in capital stock consisted of 1,115,507,182 common shares, all of which have equal voting and equity rights.

The table below sets forth the number of our common shares beneficially owned, as of the date of this annual report, by each of our current directors and executive officers including through their participation in Ultra S.A.:

	Total
	Common shares	%
Board of Directors
Marcos Marinho Lutz (1)(2)	21,430,962	2%
Jorge Marques de Toledo Camargo	100,428	0%
Fabio Venturelli	30,128	0%
Flávia Buarque de Almeida	38,928	0%
Francisco de Sá Neto	46,696	0%
José Mauricio Pereira Coelho	30,128	0%
Marcelo Faria de Lima	30,128	0%
Peter Paul Lorenço Estermann	30,128	0%
Vânia Maria Lima Neves (3)	-	0%
Executive Officers
Rodrigo de Almeida Pizzinatto	1,709,981	0%
Alexandre Mendes Palhares	133,436	0%
Bernardo Sacic	32,287	0%
Manuella Carvalho Campos de Oliveira	40,296	0%
Marina Guimarães Moreira Mascarenhas	201,521	0%

Board of Directors and Executive Officers	23,855,047	2%
Total	1,115,507,182	100%

(1)

Individual who beneficially own shares through his participation in the holding company Ultra S.A. See “Item 7.A. Major shareholders and related party transactions—Major shareholders.” Also, includes the ownership of 49.9% of IgelPar. See “Item 4.A. Information on the Company—History and development of the Company—Corporate events.”

(2)	Executives who were granted shares through the Deferred Stock Plan.
(3)	Member of the Board of Directors elected for their first term at the Annual and Extraordinary General Shareholders’ Meeting held on April 16, 2025.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major shareholders

The table below shows the capital stock of Ultrapar as of April 14, 2025:

	Total
	Common shares	%
Shareholders
Ultra S.A.	279,593,690	25%
Parth	85,667,912	8%
Canada Pension Plan Investment Board.	56,341,152	5%
BlackRock, Inc.	55,813,586	5%
Shares held in treasury	43,241,410	4%
Others	594,849,432	53%
Total	1,115,507,182	100%

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

On May 4, 2023, Ultra S.A. and Parth informed the Company that the shareholders bound by the 2020 Shareholders’ Agreement increased their ownership position in the Company. A total of 35.6% of the Company’s capital stock is bound by the 2020 Shareholder’s Agreement as of April 14, 2025.

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

Ownership and capital structure of Ultra S.A. and Parth

As of April 14, 2025, Ultra S.A. and Parth owned approximately 25% and 8%, respectively, of Ultrapar’s shares. As of April 14, 2025, the capital stock of Ultra S.A. and Parth were beneficially owned as follows:

Ultra S.A.	Total
	Shares	%
Shareholders
Pátria	19,013,229	20%
Fabio Igel (1)	17,701,836	19%
Ana Maria Levy Villela Igel	11,820,856	12%
Christy Participações Ltda	9,039,643	10%
Joyce Igel de Castro Andrade	5,798,377	6%
Marcia Igel Joppert	5,720,252	6%
Others	25,695,632	27%
Subtotal	90,402,439	95%

Directors and officers
Marcos Marinho Lutz (1)	4,387,386	5%
Total directors and officers	4,387,386	5%
Total	94,789,825	100%

(1)	Includes the ownership of 50.1% and 49.9% of IgelPar held by Mr. Igel and Mr. Lutz, respectively. See “Item 4.A. Information on the Company—History and development of the Company—Corporate events.”

Parth	Total
	Shares	%
Shareholders
Jennings Luis Igel Hoffenberg	61,788,141	36%
Pedro Igel de Barros Salles	59,144,754	34%
Bettina Igel Hoffenberg	42,267,183	24%
Venus Quartz LLC	9,595,506	6%
Total shareholders	172,795,584	100%

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

A total of 35.6% of the Company’s capital stock is bound by the 2020 Shareholder’s Agreement as of April 14, 2025. See “Exhibit 2.11—Shareholders’ Agreement dated August 18, 2020.”

B.     Related party transactions

As of December 31, 2024, Ultrapar is responsible for guarantees and securities provided to subsidiaries in the amount of R$13.586.9 million. This disclosure of related party transactions is provided for purposes of the rules governing Annual Reports on Form 20-F and is not meant to suggest that these matters would be considered related party transactions under IFRS.

The related parties’ transactions for financial statements purposes are transactions between the subsidiaries of the Ultrapar with joint-ventures and associates companies that are not eliminated in the consolidation of financial statements. The main related parties’ transactions are related to RPR, Chevron’s companies and Hidrovias. See Note 8.a to our Consolidated Financial Statements for a detailed breakdown of related party transactions as of December 31, 2024.

C.    Interests of expert and counsel

Not applicable.

ITEM 8.  FINANCIAL INFORMATION
  Consolidated statements and other financial information

For our consolidated financial statements and notes thereto see “Item 18. Financial Statements.”

Dividends and distribution policy

Dividend policy

The bylaws of a Brazilian company may establish a minimum percentage of the net income that must be paid to shareholders as mandatory dividends. The amounts due as dividends may be paid as interest on net equity. As of December 31, 2024, our Bylaws provided for a mandatory dividend of at least 25% of the Company’s adjusted net income, after the allocation of 5% of the net income to the legal reserve.

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

The amount of retention of profits and investments reserve are free of distribution restrictions and totaled R$ 7,7 billion as of December 31, 2024.

We usually pay dividends or interest on equity twice a year – interim dividends or interest on equity are paid after the reporting of the second quarter financial statements and the remaining is paid after the reporting of the annual financial statements.

We declared dividends to our shareholders of R$769.3 million for 2024. On August 7, 2024, the Company distributed the amount of R$276.0 million for the interim dividends’ payment (equivalent to R$0.25 per common share). On March 14, 2025, the Company distributed the amount of R$493.3 million (equivalent to R$0.45 per common share).

The following table sets forth the dividends per share distributed by Ultrapar in the last three years.

Dividend history

Year ended December 31,	Common shares (1)
	(in Reais per share)	(in US$ per share) (2)
2024	0.70	0.11
2023	0.65	0.13
2022 (dividends)	0.10	0.02
2022 (interest on equity) (3)	0.41	0.08

(1)	The number of shares used in the dividends per share calculation has not been retrospectively adjusted to reflect the issuance common shares that occurred as a result of the partial exercise of the subscription warrants issued to the former Extrafarma shareholders.
(2)	The amounts in Reais have been converted into U.S. dollars using the exchange rates at each respective payment date.
(3)	With income tax withholding at a rate of 15%, net interest would be R$0.35060 per share, except for corporate shareholders that are proven to be immune or exempt

Payment of dividends. Within the four months following the end of each fiscal year, our shareholders are required to hold an Annual General Shareholders’ Meeting to decide, among other things, on the allocation of our net income with respect to the fiscal year ended immediately prior to the shareholders’ meeting and the payment of an annual dividend. Additionally, interim dividends may be declared by our Board of Directors. Under the Brazilian Corporate Law, dividends are generally required to be paid within 60 days following the date the dividend was declared, unless a resolution sets forth another date of payment, which, in either case, must occur prior to the end of the fiscal year in which such dividend was declared. Pursuant to the Brazilian Corporate Law, dividends revert to us three years after the date when we begin to pay such declared dividends.

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

Legal proceedings

Provisions for tax, civil and labor risks. The Company and its subsidiaries are parties to tax, civil, environmental, regulatory, and labor disputes at the administrative and judiciary levels. As of December 31, 2024, the amount of these provisions for tax, civil and labor risks was R$658.3 million (R$47.8 million for current provisions and R$610.5 million for non-current provisions). For more information about provisions for tax, civil and labor risks, see Note 18.a to our Consolidated Financial Statements.

Contingent liabilities. The Company and its subsidiaries are party to tax, civil, environmental, regulatory and labor claims whose likelihood of loss is assessed by the legal department of the Company and its subsidiaries as possible. Based on the opinion of its external legal advisors and based on these assessments, no provisions were made for these claims in the financial statements. As of December 31, 2024, the total amount involved in proceedings for which the risk of loss was classified as possible was R$5,285.1 million, of which R$4,176.0 million, R$815.2 million and R$293.9 million were respectively related to contingent liabilities from (i) tax matters and social security matters; (ii) civil, environmental and regulatory claims; and (iii) labor matters. For more information about provisions for contingent liabilities, see Note 18.b to our Consolidated Financial Statements.

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

Consortium agreement with Supergasbrás for sharing plants. A consortium agreement between Ultragaz and Supergasbrás was duly submitted to CADE on July 12, 2022. The agreement covers the sharing of LPG storages and filling plants on a country-wide level. On March 28, 2023, the General Superintendence of CADE issued a decision for the approval of the transaction without restrictions. On April 12, 2023, the General Superintendence of CADE’s decision was challenged. On August 16, 2023, CADE approved the agreement through the execution of a Merger Control Agreement (“Acordo de Controle de Concentrações”), which preserves the rationale of the consortium.

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

Acquisition of Serra Diesel Transportador Revendedor Retalhista Ltda. On May 21, 2023, Ultrapar, through its subsidiary Ultra Mobilidade Ltda., signed an agreement for the acquisition of 60% of the shares of Serra Diesel Transportador Revendedor Retalhista Ltda. The acquisition complements Ultrapar’s activities in the distribution of liquid fuels. The transaction was closed on September 1, 2023.

Acquisition of a stake in Witzler Participações S.A. On June 10, 2024, Ultrapar, through its subsidiary Companhia Ultragaz S.A., signed an agreement for the acquisition of a 51.7% stake in Witzler Participações S.A. The transaction was approved by CADE on July 8, 2024, and closed on September 1, 2023.

Acquisition of service stations from Grupo Pão de Açúcar. On June 26, 2024, Ultrapar, through its subsidiary Conveniências Millennium Ltda., signed an agreement for the acquisition of 49 service stations from Grupo Pão de Açúcar. This acquisition aims to maintain these stations in the network of around 6 thousand Ipiranga service stations distributed throughout Brazil. The transaction was approved by CADE on July 22, 2024. The closing of the transaction is subject to other conditions precedent.

Partnership with Supergasbrás for the construction of a LPG port terminal. A partnership agreement between Ultragaz and Supergasbrás was duly submitted for approval by CADE on December 2024, for the construction and operation of a terminal at the Port of Pecém (state of Ceará) for handling LPG. In addition to CADE’s approval, the transaction is subject to other customary conditions precedent.

Acquisition of relevant ownership position in Hidrovias. On March 24, 2024, the Company executed, through Ultrapar Logística, an indirect subsidiary of Ultrapar, a share purchase and sale instrument for the acquisition of 128,369,488 shares of Hidrovias, which represented 16.88% of its capital stock at the time. For more information, see “Item 4.A. Information on the Company—History and development of the Company—Recent developments.” The transaction was closed on May 7, 2024, increasing the Company’s stake in Hidrovias from 19.09% to 35.97%. The Company also requested CADE’s approval to increase its stake in Hidrovias in September 2024. As of December 31, 2024, Ultrapar held a total stake of 41.94% in Hidrovias. On February 28, 2025, Hidrovias announced a capital increase, and Ultrapar publicly stated its intention to exercise its preemptive rights in the subscription of shares to be issued.

Investment in MI TRR Transportadora Retalhista E Revendedora De Combustíveis S.A (“MI TRR”). On October 21, 2024, Ultra Mobilidade Ltda., though its subsidiary Neodiesel Ltda., executed an Investment Agreement with MI TRR regulating the subscription of shares representing 51% of MI TRR's total and voting capital stock. Such transaction was approved by CADE on December 16, 2024, and the closing of the transaction is subject to other conditions precedent.

B.      Significant changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited Consolidated Financial Statements included in this annual report.

ITEM 9.  THE OFFER AND LISTING

A.      Offer and listing details

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

A.      Share capital

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

As of the date of this annual report, the Company’s capital stock is represented by 1,115,507,182 common shares, all of them nominative and with no par value.

Subscription warrants

As a result of the Extrafarma transaction, the Company issued subscription warrants to the former Extrafarma shareholders which could potentially lead to the issuance of up to 6,411,244 shares, taking into account the stock split approved in April 2019 (3,205,622 shares prior to the April 2019 stock split). Since 2020, the subscription warrants have been partially exercised, with an issuance of 2,594,076 common shares, to former Extrafarma shareholders. As of the date of this annual report, the exercise of the remaining subscription warrants by the former Extrafarma shareholders could potentially lead to the issuance of up to 3,006,641 additional shares of Ultrapar. For more information about these subscription warrants, see Note 19 to our Consolidated Financial Statements.

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

Shareholders holding at least 10% of the free float of our shares may require our management to call a special Shareholders’ Meeting to determine whether to perform another valuation using the same or a different valuation method. This request must be made within 15 days following the disclosure of the price to be paid for the shares in the public tender offer. If the new valuation price is equal to or lower than the original valuation price, the shareholders making such requests as well as those who vote in its favor must reimburse the Company for any costs incurred in preparing the new appraisal report. If the new valuation price is higher than the original valuation price, the offeror shall then decide whether to proceed with the public tender offer observing the new price or withdraw the tender offer, in which case the Company will continue to be registered as a publicly held company.

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

General Shareholders’ Meetings are called and convened by the chairman of our Board of Directors and are presided over by the chairman of our Board of Directors, or a person designated by him. The chairman of the meeting shall select a secretary from among the meeting’s attendees. Shareholders’ Meetings also may be called by (i) any shareholder, if our Board of Directors fails to call a Shareholders’ Meeting within 60 days after the date on which it is so required; (ii) shareholders holding at least 5% of our shares if our Board of Directors fails to call a meeting within eight days after receipt of a justified request to call the meeting and by those shareholders indicating the proposed agenda; (iii) shareholders holding at least 5% of our shares if our Board of Directors fails to call a meeting within eight days after receipt of a request to call the meeting to form a Fiscal Council; and (iv) our Fiscal Council, if one exists, in the event that the Board of Directors fails to call an Annual General Shareholders’ Meeting within a month of the required date. The Fiscal Council, when installed, may also call an Extraordinary General Shareholders’ Meeting in the specific context set forth in the Brazilian Corporate Law.

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

C.      Material contracts

2020 Shareholders’ Agreement

On August 18, 2020, Ultra S.A. and Parth entered into the 2020 Shareholders’ Agreement to include Pátria, in its capacity as Ultra S.A.’s shareholder then holding a 20% stake in Ultra S.A.’s capital stock, as consenting intervening party, therefore bound by the provisions of the 2020 Shareholders’ Agreement. The 2020 Shareholders’ Agreement replaced the 2018 Shareholders’ Agreement in its entirety, and the terms and conditions remained substantially the same of the latter. On September 28, 2021, Ultra S.A. informed the Company that Mr. Marcos Marinho Lutz became a shareholder of Ultra S.A., holding 2.4% of its capital stock, and became a signatory of the 2020 Shareholders’ Agreement. On May 29, 2023, Ultra S.A. and Parth amended the 2020 Shareholders’ Agreement in respect of the preemptive right related to usufruct and trust, as well as to include Mrs. Maria Teresa Igel as usufructuary. A total of 35.6% of the Company’s capital stock is bound by the 2020 Shareholder’s Agreement as of April 2, 2024. See “Exhibit 2.11—Shareholders’ Agreement dated August 18, 2020.”

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

Acquisition of relevant ownership position in Hidrovias

On March 24, 2024, the Company signed, through a subsidiary, a share purchase and sale instrument for the acquisition of 128,369,488 shares of Hidrovias, which represented 16.88% of Hidrovias’s total share capital (“Transaction Shares”) at the time, for a price of R$3.98/share. Prior to such transaction, Ultrapar already held 4.99% of Hidrovias’ share capital, which, together with the Transaction Shares, amounted to an ownership position of 21.87% of Hidrovias’ share capital at the time. As of March 24, 2024, the Company was also party to a financial settlement derivatives transaction referenced in shares of Hidrovias equivalent to 4.99% of its share capital (such position, the “Derivatives Position”). The transaction was concluded on May 7, 2024. On March 25 and 26, 2024, Ultrapar disposed of its Derivatives Position and then acquired shares of Hidrovias representing approximately 5.03% of its share capital through a stock exchange transaction. Therefore, on March 26, 2024, Ultrapar became the holder of additional shares of Hidrovias representing approximately 10.02% of its share capital. As a result, with the closing of the acquisition of the Transaction Shares, Ultrapar became the holder of 204,560,288 shares of Hidrovias, representing approximately 26.90% of its share capital. As of the date of this annual report, Ultrapar currently holds a stake equivalent to 41.94% of Hidrovias' share capital.

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

Hidrovias is a Brazilian provider of integrated inland waterway transportation and related logistics services, focused on efficient and cost-effective transportation of bulk commodities cargoes. It operates in Brazil, Paraguay and Uruguay across two of the largest navigable river systems in the region: the Trombetas-Tapajós-Amazonas and the Paraguay-Paraná corridors.

Hidrovias currently has 4 main business units:

  North Corridor: providing navigation services on the Trombetas-Tapajós-Amazon River system in an integrated logistic service connecting the privately-owned solid bulk cargo transshipment station in Miritituba, referred to as the "Miritituba Cargo Transshipment Station", located in the city of Itaituba, in the district of Miritituba (Pará), and the privately-owned port terminal of Vila do Conde, also owned by the Company and referred to as “Vila do Conde Private Use Terminal”, situated in the city of Barcarena (Pará), as well as receiving cargo directly in Barcarena. The primary cargoes currently transported through this corridor are soy, corn, and fertilizers in long term take-or-pay contracts.
  South Corridor: providing inland navigation services on the Paraguay-Parana system through various routes, covering different loading and unloading terminals, in long-term take-or-pay contracts. The primary cargo transported includes iron ore, soybeans, corn, fertilizers, and pulp. In the corridor, the Company also has a minor participation in 3 joint-ventures.
  Coastal Navigation (cabotage): transporting bauxite from the Port of Trombetas (Pará) to the public port in Barcarena, in a dedicated long term take-or-pay contract with one of the largest alumina refineries in the world. As of February 27, 2025, Hidrovias has signed a contract for the sale of its coastal navigation to Companhia de Navegação Norsul. As of the date of this annual report, the completion of this transaction was still subject to usual regulatory approvals and to the compliance of precedents conditions usual in this type of transaction.
  Santos Terminal: comprises the 25-year lease of the port area designated as STS20, intended for the handling and storage of solid mineral bulk, particularly fertilizers and salt, within the organized Port of Santos.

D.      Exchange controls

There are no restrictions on ownership of our common shares or ADS by individual or legal entities domiciled outside Brazil. However, the right to convert dividend payments, interest on shareholders’ equity payments, and proceeds from the sale of our shares into foreign currency and to remit such amounts abroad is subject to restrictions under foreign investment legislation, which may require, among other things, that the relevant investment and the foreign investor be registered with the Central Bank and/or the CVM, as applicable.

Foreign investors may invest in our shares in accordance with the mechanisms provided in Resolution 278 of the Central Bank, dated as of December 31, 2022, as amended, or Joint Resolution No. 13/2024. Investment in accordance with Joint Resolution No. 13/2024 affords favorable tax treatment to foreign investors who are not residents in a favorable jurisdiction, as defined by the Brazilian tax laws.

Portfolio foreign investments are regulated by the Joint Resolution No. 13/2024 and the CVM Resolution 13/20, as amended. The Joint Resolution No. 13/2024 provides that foreign investors may invest in financial and capital markets in Brazil, including by means of the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers, provided that certain requirements are fulfilled.

Under the Joint Resolution No. 13/2024, foreign investors may invest in the same instruments and operational modalities available to the investors residing or domiciled in Brazil. The definition of foreign investor includes individuals, legal entities, funds, and other collective investment entities, residing, domiciled, or headquartered abroad.

Pursuant to the Joint Resolution No. 13/2024 and the CVM Resolution 13/20, as amended, among the requirements applicable, in order to invest in Brazil under the mentioned resolution, a foreign investor must, as general rule:

•	Appoint at least one representative and a custodian for its investment in Brazil, which must be financial institutions or other institutions authorized to operate by the Central Bank or CVM, as applicable. The local representative appointed by the foreign investor shall be responsible for the registration of foreign investor with the CVM; and
•	Through its representative in Brazil, register itself as a foreign investor with the CVM;

Pursuant to the Joint Resolution No. 13.2024, individuals investing in our shares are not subject to these requirements.

Securities and other financial assets held by non-Brazilian investors pursuant to the Joint Resolution No. 13/2024 must be registered or maintained in deposit accounts or under the custody of an entity duly authorized by the Central Bank or the CVM, as applicable, or be registered with clearing houses and other entities that provide services of registration, clearing and settlement duly licensed by the Brazilian Central Bank or the CVM, as applicable. In the case of Depositary Receipts (DRs), the record must be made by the Brazilian custodian entity on behalf of the foreign depositary institution.

Joint Resolution No. 13/2024 also provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers.

In addition, the Joint Resolution No. 13/2024 does not allow foreign investors to perform investments or sell the invested assets outside of organized markets, except as expressly authorized by the CVM through specific regulation or according to the exceptions provided in the CVM Resolution 13/20, as amended. Pursuant to the CVM Resolution 13/20, as amended, the exceptions for investments outside of organized markets include subscription, stock bonus, initial public offers and the exercise of put options for shareholders that remain following a tender offer, among others.

Foreign investors must be registered with the Brazilian Internal Revenue Service (“Receita Federal”) pursuant to the Nominative Instruction 2,119, dated as of December 6, 2022, as amended, and the Nominative Instruction 2,172, dated as of January 9, 2024, as amended. This registration process is undertaken by the investor’s legal representative in Brazil.

We have obtained a certificate of registration in the name of The Bank of New York Mellon, the depositary, with respect to our ADS program. Pursuant to this certificate, the custodian and the depositary are able to convert dividends and other distributions with respect to the shares represented by ADSs into foreign currency and to remit the proceeds outside Brazil. In order for a holder of our ADSs to surrender its ADSs for the purpose of withdrawing the shares represented thereby, the investor is required to register as a Joint Resolution No. 13/2024 investor and meet the requirements mentioned above. If the investor’s representatives fail to comply with the requirements mentioned above, the investor may incur additional expenses or be subject to operational delays which could affect its ability to receive dividends or distributions relating to the shares or the return of its capital in a timely manner. An investor who surrenders its ADSs and withdraws the shares thereunder may be subject to less favorable Brazilian tax treatment on the gains from the disposition of the investment than a holder of ADSs.

E.      Taxation

This description does not purport to be a comprehensive description of all the tax considerations that may be relevant to any particular investor, including tax considerations that shall arise from rules of general application to all taxpayers or to certain classes of investors or that are generally assumed to be known by investors.

This summary is based upon tax laws of Brazil and the United States as of the date of this annual report, which are subject to change, possibly with retroactive effect, and to differing interpretations. Investors who hold our shares and ADSs should consult their own tax advisors as to the Brazilian, U.S. or other tax considerations relating to the ownership and disposition of shares or ADSs, including, in particular, the effect of any non-U.S., state or local tax laws. The tax considerations described below do not consider the effects of a possible future income tax treaty between Brazil and the United States. We cannot assure you as to whether or when an income tax treaty will enter into force or how it will affect U.S. holders of our shares or ADSs. This summary does not address any tax issues that affect solely the Company, such as the deductibility of expenses.

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

Interpretation of the discussion on the definition of “favorable tax jurisdiction.” On June 4, 2010, Brazilian tax authorities enacted the Normative Instruction 1,037 listing (i) the countries and jurisdictions considered as favorable tax jurisdiction or where local legislation does not allow access to information related to the shareholding composition of legal entities, to their ownership, or to the identity of the effective beneficiary of the income attributed to non-residents, or “tax haven” jurisdictions, and (ii) the privileged tax regimes, whose definition is provided by the Law No. 11,727/08. Although we believe that the best interpretation of the current tax legislation could lead to the conclusion that the above mentioned “privileged tax regime” concept should apply solely for purposes of Brazilian transfer pricing, thin capitalization and controlled foreign company rules, we cannot assure you whether subsequent legislation or interpretations by the Brazilian tax authorities regarding the definition of a “privileged tax regime” provided by the Law No. 11,727/08 will also apply to a non-Brazilian holder on payments potentially made by a Brazilian source.

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

Taxation of foreign exchange transactions (IOF/exchange). IOF/exchange is imposed on the conversion of Reais into foreign currency and on the conversion of foreign currency into Reais. As of the date of this annual report, the applicable rate for most foreign currency exchange transactions is 0.38%, however, in the case of the settlement of foreign exchange transactions for the flow of capital into the country, made by foreign investors, for transactions in the financial and capital markets, the applicable rate is 0%. On March 15, 2022, the Brazilian Government issued the Decree 10,997/22, which establishes that IOF rate should be reduced to zero by 2029. The Brazilian Federal Government is permitted to increase the rate at any time, up to 25%. However, any increase in rates only applies to future transactions.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

You should read this discussion along with Note 25 to our Consolidated Financial Statements.

The Company and its subsidiaries are exposed to strategic/operational risks and economic/financial risks. Operational/strategic risks (including demand behavior, competition, technological innovation, and material changes in the industry) are addressed by the Company’s management model.

Economic/financial risks primarily reflect default of customers, behavior of macroeconomic variables, such as commodities prices, exchange and interest rates, as well as the characteristics of the financial instruments used and their counterparties. These risks are managed through specific strategies and control policies.

The Company has a financial risk policy approved by its Board of Directors (“Policy”). In accordance with the Policy, the main objectives of financial management are to preserve the value and liquidity of financial assets and ensure financial resources for the development of the business, including expansions. The main financial risks considered in the Policy are market risks (currencies, interest rates and commodities), liquidity and credit.

The Financial Risk Committee (“Committee”) is responsible for monitoring the compliance with the Policy and deciding on any cases of non-compliance. The Audit and Risk Committee (“CAR”) advises the Board of Directors in the efficiency of controls and in the review of the Risk Management Policy. The Risk, Integrity and Audit Director monitors the compliance with the Policy and reports to CAR and the Board of Directors the exposure to the risks and any cases of non-compliance with the Policy.

The Company and its subsidiaries are exposed to the following risks, which are mitigated and managed using specific financial instruments:

Risks	Exposure origin	Management
Exchange rate	Possibility of losses resulting from exposures to exchange rates other than the functional presentation currency, which may be of financial or operational origin.	Seek exchange rate neutrality, using hedging instruments if applicable.

Interest rate	Possibility of losses resulting from the contracting of fixed-rate financial assets or liabilities.	Maintain most of the net financial exposure indexed to floating rates, linked to the basic interest rate.

Commodity prices	Possibility of losses resulting from changes in the prices of the main raw materials or products sold by the Company and their effects on profit or loss, balance sheet and cash flow.	Hedging instruments, if applicable.

Credit risk	Possibility of losses associated with the counterparty's failure to comply with financial obligations due to insolvency issues or deterioration in risk classification.	Diversification and monitoring of counterparty’s solvency and liquidity indicators.

Liquidity risk	Possibility of inability to honor obligations, including guarantees, and incurring losses.	For cash management: financial investments liquidity. For debt management: seek the combination of better terms and costs, by monitoring the ratio of average debt term to financial leverage.

Exchange rate

As of December 31, 2024, the Company had a net liability position in foreign currency of R$617.5 million (US$99.7 million) comprised of liabilities in foreign currency that totaled R$7,659.1 million (US$1,236.9 million), including mainly financing in foreign currency, gross of transaction costs and discount, and payables arising from imports, net of advances to foreign suppliers, partially compensated by assets in foreign currency that totaled R$7,041.6 million (US$1,137.2 million), including mainly investments indexed to U.S. dollars and hedging instruments used to manage fluctuations of exchange rates and foreign currency receivables exposures. For more information about our exchange rate risk, see Note 25.a to our Consolidated Financial Statements.

Interest rate

As of December 31, 2024, the Company had a net liability position exposed to floating interest rates of R$6,337.7 million (US$1,023.5 million), including mainly financing linked to DI that totaled R$3,515.0 million (US$567.6 million), hedging instruments swapping fixed rates, inflation linked rates or fixed rates in foreign currency to floating interest rates that totaled R$6,380.1 million (US$1,030.3 million), partially compensated by cash, cash equivalents or financial investments in Brazilian Reais linked to floating rates that totaled R$3,558.1 million (US$574.6 million).  For more information about our interest rate risk, see Note 25.a to our Consolidated Financial Statements.

	Exchange rate	Interest rate
Effect on profit or loss	(28.6)	(260.7)

For the exchange rate sensitivity analysis, the Company used the average U.S. dollar rate of R$6.4226, based on future market curves as of December 31, 2024, on the net position of the Company exposed to the currency risk, simulating the effects of devaluation of the Real on profit or loss. The closing rate considered was R$6.1923. The table above shows the effects of the exchange rate changes on the net liability position of R$617.5 million (or US$99.7 million) in foreign currency as of December 31, 2024.

For the interest rate sensitivity analysis, the Company used as a base scenario the market curves affected by the Interbank Deposit (DI) rate. The sensitivity analysis shows the incremental expenses and income that would be recognized in financial result, if the market curves of floating interest at the base date were applied to the average balances of the current year. The annual base rate used was 10.88% and the sensitivity rate was 14.77% according to reference rates made available by B3.

Commodity prices

To mitigate this risk, the Company continuously monitors the market and uses hedge operations with derivative contracts, traded on the stock exchange and the over-the-counter market.

Derivative	Fair value		Possible scenario (∆ of 10%)
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Commodity forward	(7.7)	20.7	(12.4)	2.7

The table above shows the positions of derivative financial instruments to hedge commodity price risk as of December 31, 2024, and December 31, 2023, in addition to a sensitivity analysis considering a valuation of 10% of the closing price for each year. For more information about our commodity prices risk, see Note 25.b to our Consolidated Financial Statements.

Credit risk

As of December 31, 2024, the Company had 94% of its cash, cash equivalents, financial investments and derivative financial instruments within counterparties with AAA credit rating. For more information about our credit risk, see Note 25.c.1 to our Consolidated Financial Statements.

Liquidity risk

The Company and its subsidiaries have sufficient working capital and sources of financing to meet their current needs. As of December 31, 2024, the Company and its subsidiaries had R$4,624.6 (US$746,8 million) in cash, cash equivalents, and short-term financial investments. For more information about our liquidity risk, see Notes 4 and 25.d to our Consolidated Financial Statements

For information regarding capital management, selection and use of derivative financial instruments, hedge accounting and energy trading futures contracts, see Notes 25.e, 25.f, 25.g and 25.h to our Consolidated Financial Statements.

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

Fees and expenses

The following table summarizes the fees and expenses payable by holders of ADSs:

Persons depositing or withdrawing shares must pay:	For
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	(i) Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
(ii) Cancellation of ADSs for the purpose of withdrawal, including if the Deposit Agreement terminates
$0.05 (or less) per ADSs (or portion thereof)	Any cash distribution
A fee equivalent to the fee that would be payable if securities distributed to investors had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities to holders of deposited securities which are distributed by the depositary to ADS holders
$0.05 (or less) per ADS (or portion thereof) per annum	Depositary services
Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when investors deposit or withdraw shares
Expenses of the depositary	(i) Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement)(ii) Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

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

Reimbursement of fees incurred in 2024

From January 1, 2024 to December 31, 2024, Ultrapar received from the depositary US$1.1 million, related to continuing maintenance expenses of the ADS facility, including but not limited to, investor relations expenses.

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

ITEM 15.              CONTROLS AND PROCEDURES

(a)Disclosure Controls and Procedures

Under our management’s supervision and with their participation, including our Chief Executive Officer and Chief Financial and Investor Relations Officer, we performed an evaluation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2024. The Company’s disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is (a) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (b) accumulated and communicated to our management, including the Chief Executive Officer and the Chief Financial and Investor Relations Officer, to allow timely decisions regarding required disclosure. Based on this evaluation, our Chief Executive Officer and Chief Financial and Investor Relations Officer concluded that our disclosure controls and procedures were effective as of December 31, 2024.

(b)Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial and Investor Relations Officer, and effected by our Board of Directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as issued by the IASB, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

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

In this context, our management, under oversight of our Board of Directors, has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024, based on the criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Based on such assessment and criteria, our management concluded that our internal controls over financial reporting were effective as of December 31, 2024.

In accordance with guidance issued by the SEC, in certain situations, companies are permitted to exclude acquisitions from their first assessment of internal control over financial reporting for the first fiscal year in which the acquisition occurred. Our evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2024 did not include the internal controls over financial reporting of Witzler Participações S.A., as the Company completed the acquisitions of 51,7% of the outstanding share capital on September 10, 2024. The combined net assets, total assets, net revenue from sales and services and net income of Witzler, as reflected in their combined financial statements as of and for the year ended December 31, 2024, represented approximately 1.5%, 1.3%, 0.1% and 2.1% of our net assets, total assets, net revenue from sales and services and net income reflected in our consolidated financial statements as of and for the same period.

(c)Report of the independent registered public accounting firm on internal control over financial reporting

The Company’s independent registered public accounting firm, Deloitte Touche Tohmatsu Auditores Independentes Ltda., audited the consolidated financial statements included in this Annual Report on Form 20-F and issued an audit report expressing its opinion on the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2024. The report of the independent registered public accounting firm appears on page F-5 of this annual report on Form 20-F.

(d)Changes in internal control over financial reporting

Remediation of the material weaknesses identified as of December 31, 2023

Described below are the changes in internal controls over financial reporting that were carried out during 2024 to remediate the previously reported material weakness.

In response to the material weakness related to the reported deficiency in the process of monitoring activities carried out by Company personnel with restrictive access to and authority over our IT systems management and controls operations that we identified as of December 31, 2023 and disclosed in our annual report on Form 20-F for that year, our management implemented a remediation plan in 2024, under which: (i) controls were improved considering the implementation of a new monitoring strategy for such privileged access and timely response to the results of such review and assessment; (ii) new controls were implemented to ensure the completeness of privileged accesses identification; (iii) formalization and dissemination within the Company of an internal procedure that establishes the definition of privileged access over our IT systems based on the company´s risk review.

As of December 31, 2024, management completed the implementation of these remediation activities, and the changes implemented in our internal controls were tested by our management as part of the assessment of our internal control over financial reporting. Accordingly, management has assessed that the implementation of these activities has remediated the material weakness identified in respect of the year ended December 31, 2023.

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

ITEM 16B. CODE OF ETHICS

In 2004, we established a Code of Ethics which covered (i) the Board of Directors; (ii) all Executive Officers (including the Chief Executive Officer and the Chief Financial and Investor Relations Officer); (iii) the Fiscal Council of Ultrapar; (iv) the Board of Directors and Executive Officers of its subsidiaries; and (v) remaining bodies with technical or advisory functions that are directly subordinated to the Board of Directors, the Executive Officers or the Fiscal Council of Ultrapar. Our Code of Ethics was amended on June 17, 2009, to (i) improve certain existing items of the code by including examples of acceptable or unacceptable behavior and clarifying the language to avoid misunderstanding of such items and (ii) improve access to the channel for reporting non-compliance with the code. On July 31, 2013, we amended our Code of Ethics in order to increase the number of permanent members of the Conduct Committee from three to four members. On September 17, 2014, the Code of Ethics was fully revised. On December 13, 2017, our Board of Directors approved a new Code of Ethics, which came into effect on March 1, 2018. The Code of Ethics was fully revised on December 8, 2021, and came into effect on March 17, 2022. On March 29, 2023, the Code of Ethics was revised to include the principles and values of the Company with immediate effects. On December 11, 2024, the Code of Ethics was revised to simplify its structure and include updated guidelines, such as controls and procedures to support our financial reports and the use of artificial intelligence. The revised version came into effect in March 2025. For the amended Code of Ethics please see our 6-K filed with the SEC on March 29, 2023. The objective of this code is (i) to reduce the subjectivity of personal interpretations of ethical principles; (ii) to be a formal and institutional benchmark for the professional conduct of the employees, including the ethical handling of actual or apparent conflicts of interests, becoming a standard for the internal and external relationship of Ultrapar with its stakeholders, namely: shareholders, clients, employees, partners, suppliers, service providers, labor unions, competitors, society, government and the communities in which it operates; and (iii) to ensure that the daily concerns with efficiency, competitiveness and profitability do not override ethical behavior.

Also, in 2014, we approved the Corporate Policy on Anti-Corruption and the Relationship with the Public and Private Sector, applicable to shareholders, employees of the Company, third parties and business partners when representing or acting on behalf of the Company. On December 13, 2017, our Board of Directors approved a new Corporate Policy on Anti-Corruption and the Relationship with the Public and Private Sector, which came into effect on March 1, 2018. On December 8, 2021, our Board of Directors approved a fully revised Corporate Policy on Anti-Corruption and the Relationship with the Public and Private Sector, which came into effect on March 17, 2022. A revised Corporate Policy was approved by the Board of Directors on December 11, 2024, which has come into effect in March 2025. This policy consolidates the guidelines for corruption prevention to be adopted in the relationship with public officers to protect the integrity and transparency of our businesses. For our complete revised Corporate Policy on Anti-Corruption and the Relationship with the Public and Private Sector, please see our 6-K filed with the SEC on March 21, 2022.

On September 21, 2016, our Board of Directors approved the Corporate Competition Policy applicable to employees of the Company, third parties and business partners. This policy establishes guidelines for preventing and combating violations of competition law and ensuring compliance with all competition laws, to be adopted by Ultrapar and its subsidiaries, as well as in corporate transactions in which they are involved. In October 2018, our Board of Directors approved an updated version of the Corporate Competition Policy. On March 27, 2024, our Board of Directors approved a revised Corporate Competition Policy, which came into effect in May 2024.

Also in 2016, the Company approved the Conflict of Interests Policy, applicable to employees of the Company, third parties and business partners when representing or acting on behalf of the Company. This policy provides for standard behaviors and professional conduct of the employees, including the ethical handling of actual or apparent conflicts of interests. The Policy was revised in 2021, now called the Conflict of Interest and Related Party Transactions Corporate Policy. On February 26, 2025, our Board of Directors approved a revised Conflict of Interest and Related Party Transactions Corporate Policy.

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

Our Consolidated Financial Statements for the years ended December 31, 2024, December 31, 2023 and December 31, 2022, were audited by the independent registered public accounting firm Deloitte Touche Tohmatsu Auditores Independentes Ltda.

The following table describes the total amount billed to us by Deloitte Touche Tohmatsu Auditores Independentes Ltda. for the services performed in 2024, 2023 and 2022, respectively:

	2024	2023	2022
	(in thousands of Reais)
Audit fees	8,078.4	7,604.7	6,031.5
Audit related fees	150.0	1,702.6	348.1
Tax fees	-	125.6	119.2
All other fees	-	146.9	-
Total consolidated fees	8,228.4	9,579.8	6,498.7

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On November 28, 2024, a buyback program of Ultrapar’s common shares was approved by our Board of Directors. The program is limited to a maximum of 25,000,000 common shares and will last for 12 months, starting from December 2, 2024. The shares bought back may be used in the Company’s stock-based incentive plan, held in treasury, and/or subsequently canceled or sold.

The following table reflects purchases of our equity securities made by the Company in 2024 until March 2025.

Period	Total number of shares purchased	Average price paid per share (in R$)	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs
December 1, 2024 – December 31, 2024	8,900,000	16.74	8,900,000	16,100,000
January 1, 2025 – January 31, 2025	-	-	-	-
February 1, 2025 – February 28, 2025	-	-	-	-
March 1, 2025 – March 30, 2025	6,874,500	16.64	15,774,500	9,225,500
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

As of the date of this annual report, our Board of Directors consists of nine members, all   being non-executive members and seven being independent members, according to the Brazilian Novo Mercado Listing Rules.  The non-independent Board member are related, directly or indirectly, to Ultra S.A. See “Item 6.C. Directors, senior management and employees—Board practices” and “Exhibit 1.1—Bylaws of Ultrapar, dated as of April 16, 2025.”

As of December 31, 2024, no member of the Board had any material relationship with the Company, either directly or as a partner or officer of an organization that has relationship with Ultrapar, except for their interest as shareholders of Ultrapar or Ultra S.A., when applicable, as mentioned above. The Brazilian Corporate Law, the Novo Mercado Listing rules and the CVM establish rules relating to the qualification of the members of our Board of Directors and our Executive Officers, including their compensation, duties, and responsibilities. We believe these rules provide adequate assurances that our directors are independent, according to the independence tests established by the NYSE.

Executive sessions

NYSE rules require that the non-management directors must meet at regularly scheduled executive sessions without management present. As of December 31, 2024, Marcos Marinho Lutz was Ultrapar’s Chief Executive Officer and Vice-Chairman of the Board of Directors. Thus, the Company held executive sessions without management present until the end of its mandate as Chief Executive Officer. Since April 16, 2025 onwards, none of our directors is an executive officer of the Company.

Committees

NYSE rules require that U.S. domestic listed companies have a nominating/corporate governance committee, and a compensation committee composed entirely of independent directors and governed by a written charter addressing the committee’s purpose and responsibilities. Under the Brazilian Corporate Law, we are not required to have a nominating committee, a corporate governance committee or a compensation committee. Notwithstanding, our Bylaws provides for a People and Sustainability Committee, an Investments Committee, and an Audit and Risks Committee as ancillary bodies of the Board of Directors. See “Item 6.C. Directors, senior management and employees—Board practices” and “Exhibit 1.1—Bylaws of Ultrapar, dated as of April 16, 2025.”

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

Fiscal Council

Under the Brazilian Corporate Law, the Fiscal Council is a separate corporate body independent of management and independent auditors and it may operate on a permanent or non-permanent basis. According to the Brazilian Corporate Law, a Fiscal Council acting on a non-permanent basis is required to be formed when requested by 10% of voting shareholders in an Annual General Shareholders’ Meeting. However, pursuant to the CVM Resolution 70/22, in the case of Ultrapar, holders of 2% of the voting capital are entitled to request the installation of the Fiscal Council. The members of the Fiscal Council elected by our shareholders shall hold office only until the next Annual General Shareholders’ Meeting, at which shareholders will resolve on the installation of the Fiscal Council and elect its members for the ensuing term. The Fiscal Council must meet at least four times per year. Since its establishment, in July 2005, our Fiscal Council has been meeting on a regular basis, and in 2024, they held 7 meetings. At the Annual and Extraordinary General Shareholders’ Meeting held on April 16, 2025, the Fiscal Council was not installed.

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

When installed, the Fiscal Council of Ultrapar is composed of three effective members and an equal number of alternate members and operates on a non-permanent basis when installed by the General Shareholders’ Meeting. As of December 31, 2024, we had a Fiscal Council installed, which was composed of the following members: Flavio Cesar Maia Luz, Élcio Arsenio Mattioli and Marcelo Gonçalves Farinha. At the Annual and Extraordinary General Shareholders’ Meeting held on April 16, 2025, the Fiscal Council was not installed. For more information, see “Item 6. Directors, senior management and employees—Board practices—Fiscal Council” and “Exhibit 1.1—Bylaws of Ultrapar, dated as of April 16, 2025.”

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

Our Bylaws also (i) establish a mandatory tender offer for 100% of the Company’s shareholders in the event a shareholder, or a group of shareholders acting in concert, acquire or become holder of 20% of the Company’s shares, excluding treasury shares, and (ii) determines that we adopt an Investments, an Audit and Risks and a People and Sustainability Committee, as ancillary bodies of the Board of Directors. Our Bylaws do not establish any limitation on voting rights, special treatment to current shareholders, public tender offers for a price above that of the acquisition price of shares or any other poison pill provisions, thus assuring the effectiveness of a majority shareholders’ approval on all matters to be deliberated. See “Exhibit 1.1—Bylaws of Ultrapar, dated as of April 16, 2025.”

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

Code of business conduct and ethics

NYSE rules require that U.S. domestic listed companies adopt and disclose a code of business conduct and ethics for directors, officers, and employees. Despite the fact that the adoption and disclosure of a formal code is not required under the Brazilian Corporate Law, in 2004, we established our Code of Ethics, which was amended on September 17, 2014, on December 17, 2017, on December 8, 2021, on March 29, 2023 and on December 11, 2024. For the complete amended Code of Ethics, please see our Form 6-K filed with the SEC on March 29, 2023. The main objectives of this Code are (i) to reduce the subjectivity of personal interpretations of ethical principles; and (ii) to be a formal and institutional benchmark for the professional conduct of our employees, including the ethical handling of actual or apparent conflicts of interests, becoming a standard for the internal and external relationship of the Company with its stakeholders. See “Item 16.B. — Code of Ethics.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTION THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

The Company adopted the Material Notice Disclosure and Securities Trading Corporate Policies, prepared in accordance with the Novo Mercado regulations, CVM Resolution No. 44/21, and best market practices, reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. It establishes rules and guidelines regarding the disclosure of information to the market, as well as the trading of securities, and it applies to the board of directors, fiscal council, executive officers, employees of the Company, and the Company itself. A copy of our policy is attached as “Exhibit 11.2 — Material Notice Disclosure and Securities Trading Corporate Policies, dated as of August 7, 2024.”

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

As of December 31, 2024, Ultrapar’s Information Security Steering Committee was composed of four members, whose relevant expertise for assessing and managing risks relating to cybersecurity are described below:

Ultrapar’s Management and Control Officer. Our Management and Control Officer joined Ultrapar in May 2024 as the Financial Planning and Investor Relations Director. He has served as the Chief Financial and Investor Relations Officer of Eurofarma from 2020 to 2024 and of Delta Energia from 2019 to 2020. He holds a bachelor’s degree in business administration and international trade from the University of Taubaté, and MBAs from the University of Laverne, Administration Institute Foundation and University of Taubaté, focusing on finance, business, innovation and project management.

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

ITEM 18.              FINANCIAL STATEMENTS

We file the following Consolidated Financial Statements together with the reports of independent registered public accountants’ firms, as part of this annual report:

ITEM 19.             EXHIBITS

We are filing the following documents as part of this Annual Report Form 20-F:

1.1	Bylaws of Ultrapar, dated as of April 16, 2025 (incorporated by reference to Form 6-K furnished by Ultrapar Participações S.A. filed on April 16, 2025).
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

2.8	Description of Securities Registered under Section 12 of the Exchange Act.
2.9	Shareholders’ Agreement dated August 18, 2020 (incorporated by reference to the report on Form 6-K/A furnished by Ultrapar Participações S.A. filed on August 24, 2020).
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

8.1	List of subsidiaries of Ultrapar (incorporated by reference to Note 1 to our Consolidated Financial Statements included in this annual report).
11.1	Code of Ethics, amended on December 12, 2024 (incorporated by reference to the report on Form 6-K furnished by Ultrapar Participações S.A. filed on March 21, 2025).
11.2	Material Notice Disclosure and Securities Trading Corporate Policies, incorporated by reference to the report on Form 6-K furnished by Ultrapar Participações S.A. filed on August 8, 2024
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.1	Corporate Clawback Policy (incorporated by reference to Exhibit 99.1 to Form 20-F of Ultrapar Participações S.A. filed on April 23, 2024)
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Schema Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Schema Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

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

ULTRAPAR PARTICIPAÇÕES S.A.

By:	/S/ RODRIGO DE ALMEIDA PIZZINATTO
Name:	Rodrigo de Almeida Pizzinatto
Title:	Chief Executive Officer

Date: April 22, 2025	By:	/S/ ALEXANDRE MENDES PALHARES
	Name:	Alexandre Mendes Palhares
	Title:	Chief Financial and Investor Relations Officer

Table of Content

ultra

Financial Statements

December 31, 2024

Ultrapar Participações S.A. and Subsidiaries

Ipiranga ultragaz ultracargo Hidrovias do Brasil

F-1

Ultrapar Participações S.A. and Subsidiaries

Deloitte Touche Tohmatsu Av. Dr. Chucri Zaidan, 1.240 - 4º ao 12º pisos - Golden Tower 04711-130 - São Paulo - SP Brasil Tel.: + 55 (11) 5186-1000 Fax: + 55 (11) 5181-2911 www.deloitte.com.br

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Ultrapar Participações S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Ultrapar Participações S.A. and subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 22, 2025, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited (“DTTL”), its global network of member firms, and their related entities (collectively, the “Deloitte organization”). DTTL (also referred to as “Deloitte Global”) and each of its member firms and related entities are legally separate and independent entities, which cannot obligate or bind each other in respect of third parties. DTTL and each DTTL member firm and related entity is liable only for its own acts and omissions, and not those of each other. DTTL does not provide services to clients. Please see www.deloitte.com/about to learn more.

Deloitte provides industry-leading audit and assurance, tax and legal, consulting, financial advisory, and risk advisory services to nearly 90% of the Fortune Global 500® and thousands of private companies. Our people deliver measurable and lasting results that help reinforce public trust in capital markets, enable clients to transform and thrive, and lead the way toward a stronger economy, a more equitable society, and a sustainable world. Building on its 175-plus year history, Deloitte spans more than 150 countries and territories. Learn how Deloitte’s approximately 457,000 people worldwide make an impact that matters at www.deloitte.com.

© 2025. For information, contact Deloitte Global.

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

Recoverable Taxes - Recoverability of PIS and COFINS tax credits - Ipiranga - Refer to Note 7.a.2 to the consolidated financial statements.

Critical Audit Matter Description

The Company´s subsidiary Ipiranga Produtos de Petróleo S.A. (“Ipiranga”) recorded recoverable tax credits related to PIS and COFINS (Federal Value Added Taxes) of R$2,970,314 as of December 31, 2024, whose realization depends on the generation by Ipiranga of sufficient amounts of qualifying federal tax liabilities in the future. These tax credits may be utilized to offset future PIS and COFINS tax liabilities or other future qualifying federal tax liabilities of Ipiranga, or may be refunded by the Federal Revenue Service through requests if they are filed within the applicable regulatory period.

The evaluation of the recoverability of the PIS and COFINS credits of Ipiranga requires a high degree of judgment by the Company´s management, given the complexity underlying the interpretations of the applicable tax laws, as well as the uncertainties related to the expected timing and amounts to be realized, which are based on estimates and assumptions of future business performance and market conditions, and involve considerable effort on the part of management in preparing the calculations used to support the realization of those tax credits.

This matter was considered a critical audit matter due to the significance of the amounts involved, the complexity and high degree of judgment involved in assessing and challenging management’s assumptions and judgments regarding the recoverability of tax credits.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the recoverability of the Ipiranga PIS and COFINS tax credits included the following, among others:

  We tested the design, implementation and operating effectiveness of internal controls over management’s assessment of the recoverability of the PIS and COFINS credits, including relevant internal controls over the projections prepared by management and used to support the realization of the tax credits.
  We inspected the approvals of the strategic plan and applicable underlying projections by the Board of Directors.
  We evaluated the significant assumptions used by management in its recoverability assessment, including the timing and character of future qualifying federal tax liabilities, and tested the completeness and accuracy of the data supporting the significant assumptions underlying management´s projections.

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee (“DTTL”), its network of member firms, and their related entities. DTTL and each of its member firms are legally separate and independent entities. DTTL (also referred to as “Deloitte Global”) does not provide services to clients. Please see www.deloitte.com/about for a more detailed description of DTTL and its member firms.

Deloitte provides audit, consulting, financial advisory, risk management, tax and related services to public and private clients spanning multiple industries. Deloitte serves four out of five Fortune Global 500® companies through a globally connected network of member firms in more than 150 countries bringing world-class capabilities, insights, and high-quality service to address clients’ most complex business challenges. To learn more about how Deloitte’s approximately 286,200 professionals make an impact that matters, please connect with us on Facebook, LinkedIn or Twitter.

© 2025. For information, contact Deloitte Global.

  With the assistance of our tax specialists, we evaluated the application of tax laws and procedures used in the recoverability assessment.
  We inquired of executives from the businesses, treasury and controllership areas and challenged the significant assumptions underlying management´s projections in light of historical performance.
  We performed a retrospective analysis, including the evaluation of the history of tax credit offsets and refunds, including assessing any contradictory evidence.
  We evaluated the related disclosures in the financial statements.
  We assessed the accuracy and completeness of disclosures related to PIS and COFINS tax credits.

DELOITTE TOUCHE TOHMATSU

Auditores Independentes Ltda.

São Paulo, Brazil

April 22, 2025

We have served as the Company's auditor since 2022.

Deloitte Touche Tohmatsu Av. Dr. Chucri Zaidan, 1.240 - 4º ao 12º pisos - Golden Tower 04711-130 - São Paulo - SP Brasil Tel.: + 55 (11) 5186-1000 Fax: + 55 (11) 5181-2911 www.deloitte.com.br

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Ultrapar Participações S.A.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Ultrapar Participações S.A. and subsidiaries (the “Company”) as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2024, of the Company and our report dated April 22, 2025, expressed an unqualified opinion on those financial statements.

As described in Management’s Annual Report on Internal Control Over Financial Reporting, the Company’s management excluded from its assessment the internal control over financial reporting at Witzler Participações S.A. (“Witzler”), as the Company completed the acquisition of 51,7% of the outstanding share capital of Witzler on September 10, 2024. The financial statements of Witzler constitute approximately 1.5%, 1.3%, 0.1% and 2.1% of consolidated net assets, total assets, net revenue from sales and services and net income, respectively, of the Company´s consolidated financial statement amounts as of and for the year ended December 31, 2024. Accordingly, our audit did not include internal control over financial reporting at Witzler.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s annual report on internal control over financial reporting, appearing in Item 15(b). Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited (“DTTL”), its global network of member firms, and their related entities (collectively, the “Deloitte organization”). DTTL (also referred to as “Deloitte Global”) and each of its member firms and related entities are legally separate and independent entities, which cannot obligate or bind each other in respect of third parties. DTTL and each DTTL member firm and related entity is liable only for its own acts and omissions, and not those of each other. DTTL does not provide services to clients. Please see www.deloitte.com/about to learn more.

Deloitte provides industry-leading audit and assurance, tax and legal, consulting, financial advisory, and risk advisory services to nearly 90% of the Fortune Global 500® and thousands of private companies. Our people deliver measurable and lasting results that help reinforce public trust in capital markets, enable clients to transform and thrive, and lead the way toward a stronger economy, a more equitable society, and a sustainable world. Building on its 175-plus year history, Deloitte spans more than 150 countries and territories. Learn how Deloitte’s approximately 457,000 people worldwide make an impact that matters at www.deloitte.com.

© 2025. For information, contact Deloitte Global.

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

DELOITTE TOUCHE TOHMATSU

Auditores Independentes Ltda.
São Paulo, Brazil

April 22, 2025

Ultrapar Participações S.A. and Subsidiaries

Consolidated statements of financial position
As of December 31, 2024 and 2023
In thousands of Brazilian Reais)

	Note	12/31/2024	12/31/2023		Note	12/31/2024	12/31/2023
Assets				Liabilities
Current assets				Current liabilities
Cash and cash equivalents	4.a	2,071,593	5,925,688	Trade payables	16.a	3,518,385	4,682,671
Financial investments, derivative financial instruments and other financial assets	4.b	2,553,011	292,934	Trade payables - reverse factoring	16.b	1,014,504	1,039,366
Trade receivables	5.a	3,540,266	3,921,790	Loans, financing and derivative financial instruments	15	3,175,017	1,075,672
Reseller financing	5.a	511,979	504,862	Debentures	15	377,743	917,582
Trade receivables - sale of subsidiaries	5.c	‐	924,364	Salaries and related charges	-	480,285	494,771
Inventories	6	3,917,076	4,291,431	Taxes payable	-	151,230	168,730
Recoverable taxes	7.a	2,040,008	1,462,269	Energy trading futures contracts	25.h	66,729	‐
Recoverable income and social contribution taxes	7.b	151,930	171,051	Dividends payable	-	327,471	334,641
Energy trading futures contracts	25.h	141,257	‐	Income and social contribution taxes payable	-	322,074	551,792
Dividends receivable	-	3,415	3,572	Post-employment benefits	17.b	24,098	23,612
Other receivables and other assets	-	294,769	263,806	Provision for decarbonization credit	-	‐	741,982
Prepaid expenses	-	163,846	99,922	Provisions for tax, civil and labor risks	18.a	47,788	45,828
Contractual assets with customers - exclusivity rights	10	658,571	787,206	Leases payable	12.b	316,460	311,426
Total current assets		16,047,721	18,648,895	Financial liabilities of customers	-	117,090	157,615
				Other payables	-	554,327	683,970
				Total current liabilities		10,493,201	11,229,658
Non-current assets
Financial investments, derivative financial instruments and other financial assets	4.b	3,407,080	951,941	Non-current liabilities
Trade receivables	5.a	27,003	13,216	Loans, financing and derivative financial instruments	15	6,393,232	5,585,372
Reseller financing	5.a	766,045	550,641	Debentures	15	4,356,118	4,189,391
Related parties	8.a; 8.b	48,309	31,892	Energy trading futures contracts	25.h	48,047	‐
Deferred income and social contribution taxes	9.a	936,941	1,255,134	Related parties	8.a	3,516	3,118
Recoverable taxes	7.a	2,650,269	2,741,370	Deferred income and social contribution taxes	9.a	132,825	206
Recoverable income and social contribution taxes	7.b	346,137	225,354	Post-employment benefits	17.b	198,778	241,211
Energy trading futures contracts	25.h	263,438	‐	Provisions for tax, civil and labor risks	18.a	610,572	1,258,302
Escrow deposits	18.a	446,076	1,032,717	Leases payable	12.b	1,168,692	1,212,508
Indemnification asset - business combination	18.c	126,098	124,927	Financial liabilities of customers	-	63,135	151,319
Other receivables and other assets	-	114,469	155,818	Subscription warrants - indemnification	19	47,745	87,299
Prepaid expenses	-	40,904	73,387	Provision for unsecured liabilities of subsidiaries, joint ventures and associates	11	349	256
Contractual assets with customers - exclusivity rights	10	1,473,331	1,475,302	Other payables	-	218,420	263,508
				Total non-current liabilities		13,241,429	12,992,490
				Equity
Investments in subsidiaries, joint ventures and associates	11	2,148,633	318,356	Share capital	20.a	6,621,752	6,621,752
Right-of-use assets, net	12	1,671,324	1,711,526	Equity instrument granted	20.b	108,253	75,925
Property, plant and equipment, net	13	7,135,966	6,387,581	Capital reserve	20.d	612,048	597,828
Intangible assets, net	14	1,908,330	2,553,917	Treasury shares	20.c	(596,400)	(470,510)
				Revaluation reserve of subsidiaries	20.e	3,632	3,802
Total non-current assets		23,510,353	19,603,079	Profit reserves	20.f	7,987,100	6,389,559
				Accumulated other comprehensive income	20.g	214,212	154,108
				Additional dividends to the minimum mandatory dividends	20.h	208,121	134,031
				Equity attributable to:
				Shareholders of Ultrapar	-	15,158,718	13,506,495
				Non-controlling interests in subsidiaries	11	664,726	523,331
				Total equity		15,823,444	14,029,826
Total assets		39,558,074	38,251,974	Total liabilities and equity		39,558,074	38,251,974

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Consolidated statements of income
For the years ended December 31, 2024, 2023 and 2022
(In thousands of Brazilian Reais, except earnings per thousand shares)

	Note	2024	2023	2022
Net revenue from sales and services		133,498,913	126,048,701	143,634,708
Cost of products and services sold	21	(123,811,893)	(116,730,469)	(136,276,257)
Gross profit		9,687,020	9,318,232	7,358,451
Operating income (expenses)
Selling and marketing	21	(2,499,547)	(2,253,226)	(2,141,985)
General and administrative	21	(1,872,092)	(2,018,159)	(1,534,481)
Results from disposal of property, plant and equipment and intangible assets		171,837	121,935	169,289
Other operating income (expenses), net	21	(414,092)	(602,865)	(514,522)
Operating income before share of profit (loss) of subsidiaries, joint ventures and associates, financial result and income and social contribution taxes		5,073,126	4,565,917	3,336,752
Share of profit (loss) of subsidiaries, joint ventures and associates	11	(127,182)	11,908	12,181
Amortization of fair value adjustments on associates acquisition	11	(2,493)	‐	-
Total share of profit (loss) of subsidiaries, joint ventures and associates		(129,675)	11,908	12,181

Income before financial result and income and social contribution taxes		4,943,451	4,577,825	3,348,933
Financial income	22	881,074	880,884	706,689
Financial expenses	22	(1,813,008)	(1,880,014)	(2,175,897)
Financial result, net	22	(931,934)	(999,130)	(1,469,208)
Income before income and social contribution taxes		4,011,517	3,578,695	1,879,725
Income and social contribution taxes
Current	9.b; 9.c	(1,124,664)	(1,396,317)	(637,973)
Deferred	9.b	(360,953)	335,375	296,459
		(1,485,617)	(1,060,942)	(341,514)
Net income from continuing operations		2,525,900	2,517,753	1,538,211
Discontinued operations		-	-	301,858
Net income for the year		2,525,900	2,517,753	1,840,069
Income attributable to:
Shareholders of Ultrapar		2,362,740	2,439,795	1,800,839
Non-controlling interests in subsidiaries	11	163,160	77,958	39,230
Earnings per share from continuing operations (based on the weighted average number of shares outstanding) – R$
Basic		2.1438	2.2272	1.3727
Diluted		2.1141	2.2081	1.3643
Earnings per share from discontinued operations (based on the weighted average number of shares outstanding) – R$
Basic		-	-	0.2764
Diluted		-	-	0.2747
Total earnings per share (based on the weighted average number of shares outstanding) – R$
Basic	23	2.1438	2.2272	1.6491
Diluted	23	2.1141	2.2081	1.6391

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Consolidated statements of comprehensive income
As of December 31, 2024 and 2023
In thousands of Brazilian Reais)

	Note	2024	2023	2022
Net income for the year, attributable to shareholders of Ultrapar		2,362,740	2,439,795	1,800,839
Net income for the year, attributable to non-controlling interests in subsidiaries		163,160	77,958	39,230
Net income for the year		2,525,900	2,517,753	1,840,069
Items that will be subsequently reclassified to profit or loss:
Fair value adjustments of financial instruments of subsidiaries, joint ventures and associates, net of income and social contribution taxes	20.g	8,495	(7,399)	602,480
Translation adjustments of associates, net of income and social contribution taxes	20.g	36,134	-	(304,645)
Items that will not be subsequently reclassified to profit or loss:
Actuarial gains (losses) of post-employment benefits, net of income and social contribution taxes	20.g	25,218	(32,971)	(165)
Total comprehensive income for the year		2,595,747	2,477,383	2,137,739
Total comprehensive income for the year attributable to shareholders of Ultrapar		2,422,844	2,413,929	2,098,306
Total comprehensive income for the year attributable to non-controlling interests in subsidiaries		172,903	63,454	39,433

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Consolidated statements of changes in equity
For the years ended December 31, 2024, 2023 and 2022
(In thousands of Brazilian Reais, except dividends per share)

							Profit reserves					Equity attributable to:
	Note	Share capital	Equity instrument granted	Capital reserve	Treasury shares	Revaluation reserve of subsidiaries	Legal reserve	Investments statutory reserve	Accumulated other comprehensive income (ii)	Retained earnings	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non-controlling interests (i)	Total equity
Balance as of December 31, 2021		5,171,752	34,043	596,481	(488,425)	4,154	792,533	4,073,876	(117,493)	‐	‐	10,066,921	402,319	10,469,240
Net income for the year		‐	‐	‐	‐	‐	‐	‐	‐	1,800,839	‐	1,800,839	39,230	1,840,069
Other comprehensive income		‐	‐	‐	‐	‐	‐	‐	297,467	‐	‐	297,467	203	297,670
Total comprehensive income for the year		‐	‐	‐	‐	‐	‐	‐	297,467	1,800,839	‐	2,098,306	39,433	2,137,739
Issuance of shares related to the subscription warrants indemnification		‐	‐	941	‐	‐	‐	‐	‐	‐	‐	941	‐	941
Equity instrument granted	8.c; 20.b	‐	9,944	2,039	8,751	‐	‐	‐	‐	‐	‐	20,734	‐	20,734
Realization of revaluation reserve of subsidiaries		‐	‐	‐	‐	(179)	‐	‐	‐	179	‐	‐	‐	‐
Dividends prescribed		‐	‐	‐	‐	-	‐	‐	‐	2,948	‐	2,948	‐	2,948
Shareholder transaction - changes of ownership interest		‐	‐	‐	‐	‐	‐	(6)	‐	286	‐	280	(6,847)	(6,567)
Gain due to change in ownership interest		‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	(2,423)	(2,423)
Capital increase attributable to non-controlling interests		‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	35,182	35,182
Allocation of net income:
Legal reserve		‐	‐	‐	‐	‐	90,042	‐	‐	(90,042)	‐	‐	‐	‐
Investments statutory reserve		‐	‐	‐	‐	‐	‐	1,154,691	‐	(1,154,691)	‐	‐	‐	‐
Additional minimum mandatory dividend (R$ 0.03 per share)		‐	‐	‐	‐	‐	‐	‐	‐	(31,385)	‐	(31,385)	‐	(31,385)
Additional dividends (R$ 0.07 per share)		‐	‐	‐	‐	‐	‐	‐	‐	(78,130)	78,130	‐	‐	‐
Interest on capital (R$ 0.41 per share)		‐	‐	‐	‐	‐	‐	‐	‐	(450,004)	‐	(450,004)	‐	(450,004)
Dividends attributable to non-controlling interests		‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	(1,437)	(1,437)
Balance as of December 31, 2022		5,171,752	43,987	599,461	(479,674)	3,975	882,575	5,228,561	179,974	‐	78,130	11,708,741	466,227	12,174,968

Ultrapar Participações S.A. and Subsidiaries

Consolidated statements of changes in equity
For the years ended December 31, 2024, 2023 and 2022
(In thousands of Brazilian Reais, except dividends per share)

							Profit reserves					Equity attributable to:
	Note	Share capital	Equity instrument granted	Capital reserve	Treasury shares	Revaluation reserve of subsidiaries	Legal reserve	Investments statutory reserve	Accumulated other comprehensive income	Retained earnings	Additional dividends to the minimum mandatory dividends	Shareholders of Ultrapar	Non-controlling interests (i)	Total equity
Balance as of December 31, 2022		5,171,752	43,987	599,461	(479,674)	3,975	882,575	5,228,561	179,974	‐	78,130	11,708,741	466,227	12,174,968
Net income for the year	-	‐	‐	‐	‐	‐	‐	‐	‐	2,439,795	‐	2,439,795	77,958	2,517,753
Other comprehensive income	-	‐	‐	‐	‐	‐	‐	‐	(25,866)	‐	‐	(25,866)	(14,504)	(40,370)
Total comprehensive income for the year		‐	‐	‐	‐	‐	‐	‐	(25,866)	2,439,795	‐	2,413,929	63,454	2,477,383
Issuance of shares related to the subscription warrants - indemnification	-	‐	‐	560	‐	‐	‐	‐	‐	‐	‐	560	‐	560
Equity instrument granted	8.c; 20.b	‐	31,938	(2,193)	9,164	‐	‐	‐	‐	‐	‐	38,909	‐	38,909
Realization of revaluation reserve of subsidiaries	-	‐	‐	‐	‐	(173)	‐	‐	‐	60	‐	(113)	‐	(113)
Capital increase with reserves	20.a	1,450,000	‐	‐	‐	‐	(882,575)	(567,425)	‐	‐	‐	‐	‐	‐
Shareholder transaction - changes of ownership interest	-	‐	‐	‐	‐	‐	‐	2	‐	‐	‐	2	‐	2
Loss due to change in ownership interest	-	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	(45)	(45)
Dividends prescribed	-	‐	‐	‐	‐	‐	‐	‐	‐	2,048	‐	2,048	‐	2,048
Special reserve for mandatory dividend not distributed to non-controlling shareholders		‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	(11,145)	(11,145)
Non-controlling interest in acquired subsidiary		‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	24,303	24,303
Allocation of net income:
Legal reserve		‐	‐	‐	‐	‐	121,990	‐	‐	(121,990)	‐	‐	‐	‐
Investments statutory reserve		‐	‐	‐	‐	‐	‐	1,606,431	‐	(1,606,431)	‐	‐	‐	‐
Additional minimum mandatory dividend (R$ 0.28 per share)		‐	‐	‐	‐	‐	‐	‐	‐	(305,653)	‐	(305,653)	‐	(305,653)
Additional dividends (R$ 0.12 per share)		‐	‐	‐	‐	‐	‐	‐	‐	(134,031)	134,031	‐	‐	‐
Dividends attributable to non-controlling interests	-	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	(19,463)	(19,463)
Approval of additional dividends by the Ordinary General Shareholders’ Meeting	-	‐	‐	‐	‐	‐	‐	‐	‐	‐	(78,130)	(78,130)	‐	(78,130)
Interim dividends (R$ 0.25 per share)		‐	‐	‐	‐	‐	‐	‐	‐	(273,798)	‐	(273,798)	‐	(273,798)
Balance as of December 31, 2023		6,621,752	75,925	597,828	(470,510)	3,802	121,990	6,267,569	154,108	‐	134,031	13,506,495	523,331	14,029,826

Ultrapar Participações S.A. and Subsidiaries

Consolidated statements of changes in equity
For the years ended December 31, 2024, 2023 and 2022
(In thousands of Brazilian Reais, except dividends per share)

							Profit reserves					Equity attributable to:
	Note	Share capital	Equity instrument granted	Capital reserve	Treasury shares	Revaluation reserve of subsidiaries	Legal reserve	Investments statutory reserve	Accumulated other comprehensive income	Retained earnings	Additional dividends to the minimum mandatory dividends	Shareholders of Ultrapar	Non-controlling interests (i)	Total equity
Balance as of December 31, 2023		6,621,752	75,925	597,828	(470,510)	3,802	121,990	6,267,569	154,108	-	134,031	13,506,495	523,331	14,029,826
Net income for the year		‐	‐	‐	‐	‐	‐	‐	‐	2,362,740	‐	2,362,740	163,160	2,525,900
Other comprehensive income		‐	‐	‐	‐	‐	‐	‐	60,104	‐	‐	60,104	9,743	69,847
Total comprehensive income for the year		‐	‐	‐	‐	‐	‐	‐	60,104	2,362,740	‐	2,422,844	172,903	2,595,747
Issuance of shares related to the subscription warrants - indemnification		‐	‐	6,452	‐	‐	‐	‐	‐	‐	‐	6,452	‐	6,452
Equity instrument granted	8.c; 20.b	‐	32,328	2,069	23,055	‐	‐	‐	‐	‐	‐	57,452	6	57,458
Purchase of treasury shares	20.c	‐	‐	‐	(148,945)	‐	‐	‐	‐	‐	‐	(148,945)	‐	(148,945)
Realization of revaluation reserve of subsidiaries		‐	‐	‐	‐	(170)	‐	‐	‐	170	‐	‐	‐	‐
Reserve constitution		‐	‐	5,699	‐	‐	‐	‐	‐	‐	‐	5,699	(36)	5,663
Shareholder transaction - changes of ownership interest		‐	‐	‐	‐	‐	‐	‐	‐	534	‐	534	309	843
Dividends prescribed		‐	‐	‐	‐	‐	‐	‐	‐	3,369	‐	3,369	‐	3,369
Non-controlling interest in acquired subsidiary		‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	112,160	112,160
Allocation of net income:
Legal reserve	20.f	-	-	-	-	-	118,137	-	-	(118,137)	-	-	-	-
Investments statutory reserve	20.f	-	-	-	-	-	-	1,479,404	-	(1,479,404)	-	-	-	-
Additional minimum mandatory dividend for the year (R$ 0.26 per share)	20.i	-	-	-	-	-	-	-	-	(285,180)	-	(285,180)	-	(285,180)
Additional dividends (R$ 0.19 per share)	20.i	-	-	-	-	-	-	-	-	(208,121)	208,121	-	-	-
Interest on capital attributable to non-controlling interests		‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	(105,590)	(105,590)
Dividends attributable to non-controlling interests		‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	(38,357)	(38,357)
Approval of additional dividends by the Ordinary General Shareholders’ Meeting	20.h	‐	‐	‐	‐	‐	‐	‐	‐	‐	(134,031)	(134,031)	‐	(134,031)
Interim dividends (R$ 0.25 per share)	20.h	‐	‐	‐	‐	‐	‐	‐	‐	(275,971)	‐	(275,971)	‐	(275,971)
Balance as of December 31, 2024		6,621,752	108,253	612,048	(596,400)	3,632	240,127	7,746,973	214,212	-	208,121	15,158,718	664,726	15,823,444

(i) Are substantially represented by non-controlling shareholders of Iconic.

(ii) Considers cumulative translation adjustment from discontinued operations. The accumulated effects were reclassified to income as a result of the sale of Oxiteno.

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Consolidated statements of cash flows - indirect method
For the years ended December 31, 2024, 2023 and 2022
(In thousands of Brazilian Reais)

	Note	2024	2023	2022
Cash flows from operating activities
Net income from continuing operations		2,525,900	2,517,753	1,538,211
Adjustments to reconcile net income to cash provided (consumed) by operating activities
Share of profit (loss) of subsidiaries, joint ventures and associates and amortization of fair value adjustments on associates acquisition	11	129,675	(11,908)	(12,181)
Amortization of contractual assets with customers - exclusivity rights	10	555,083	607,446	504,907
Amortization of right-of-use assets	12	312,060	305,900	288,419
Depreciation and amortization	13; 14	900,673	848,894	738,904
Interest, derivatives, monetary variations and foreign exchange variations	-	1,557,814	1,349,953	1,625,987
Current and deferred income and social contribution taxes	9.b	1,485,617	1,060,942	341,514
Gain (loss) on disposal or write-off of property, plant and equipment, intangible assets and other assets	-	(207,076)	(192,744)	(322,190)
Equity instrument granted	-	57,458	38,909	9,944
Gain (loss) on the fair value of energy contracts		(64,287)	‐	-
Provision for decarbonization - CBIO and carbon credits	-	584,371	740,298	638,542
Other provisions and adjustments	-	(16,069)	147,800	44,793
		7,821,219	7,413,243	5,396,850
(Increase) decrease in assets
Trade receivables and reseller financing	5	180,339	259,878	(779,239)
Inventories	6	371,244	645,301	(1,004,819)
Recoverable taxes	-	(1,642,714)	(1,201,440)	(2,056,104)
Dividends received from subsidiaries, associates and joint ventures	-	2,028	12,041	146
Other assets	-	(114,528)	(87,797)	(224,379)
Increase (decrease) in liabilities
Trade payables and trade payables - reverse factoring	16	(1,209,636)	(1,700,496)	1,557,837
Salaries and related charges	-	(17,019)	30,965	130,586
Taxes payable	-	(23,512)	(25,027)	(9,442)
Other liabilities	-	(160,331)	218,523	677,016
Acquisition of CBIO and carbon credits	14	(713,453)	(778,885)	(635,130)
Payments of contractual assets with customers - exclusivity rights	10	(418,250)	(597,798)	(710,908)
Payment of contingencies	-	(30,896)	(70,128)	(84,939)
Income and social contribution taxes paid	-	(308,915)	(268,558)	(283,331)
Net cash provided by operating activities from continuing operations		3,735,576	3,849,822	1,974,144
Net cash provided by operating activities from discontinued operations		-	-	30,550
Net cash provided by operating activities		3,735,576	3,849,822	2,004,694
Cash flows from investing activities
Financial investments, net of redemptions	4.b	(4,202,032)	73,973	1,567,962
Acquisition of property, plant and equipment and intangible assets	13; 14	(1,787,175)	(1,287,330)	(1,206,836)
Receipt of intercompany loan owed by Oxiteno S.A. to Ultrapar International		-	-	3,980,699
Cash provided by disposal of investments and property, plant and equipment	-	1,386,252	512,827	2,839,676
Capital increase in joint ventures		‐	‐	(28,000)
Capital decrease in joint ventures	11	522	3,100	-
Net cash consumed in the purchase of investments and other assets	-	(1,785,517)	(324,125)	969,790
Net cash provided (consumed) by investing activities from continuing operations		(6,387,950)	(1,021,555)	8,123,291
Net cash consumed by investing activities from discontinued operations		-	-	(220,190)
Net cash provided (consumed) by investing activities		(6,387,950)	(1,021,555)	7,903,101
Cash flows from financing activities
Loans, financing and debentures
Proceeds	15	4,179,974	2,903,031	1,519,580
Repayments	15	(2,718,953)	(3,149,525)	(5,848,611)
Interest and derivatives (paid) or received	15	(1,117,562)	(1,267,447)	(1,398,229)
Payments of lease
Principal	12.b	(285,404)	(213,527)	(351,011)
Interest paid	12.b	(148,084)	(145,586)	(6,868)
Dividends paid	-	(833,658)	(400,025)	(638,280)
Proceeds from financial liabilities of customers	-	‐	7,812	162,895
Payments of financial liabilities of customers	-	(159,897)	(197,891)	(173,948)
Capital increase made by non-controlling shareholders and redemption of shares		13,500	‐	21,682
Repurchase of treasury shares		(148,945)	-	-
Related parties	-	(15,073)	(31,238)	(18,926)
Net cash consumed by financing activities from continuing operations		(1,234,102)	(2,494,396)	(6,731,716)
Net cash consumed by financing activities from discontinued operations		-	-	(179,025)
Net cash consumed by financing activities		(1,234,102)	(2,494,396)	(6,910,741)
Effect of exchange rate changes on cash and cash equivalents in foreign currency - continuing operations	-	32,381	(29,952)	(24,024)
Effect of exchange rate changes on cash and cash equivalents in foreign currency - discontinued operations		-	-	(19,316)
Increase (decrease) in cash and cash equivalents – continuing operations	-	(3,854,095)	303,919	3,341,695
Decrease in cash and cash equivalents - discontinued operations		-	-	(387,981)
Cash and cash equivalents at the beginning of the year – continuing operations	4.a	5,925,688	5,621,769	2,280,074
Cash and cash equivalents at the beginning of the year – discontinuied operations		-	-	387,981
Cash and cash equivalents at the end of the year – continuing operations	4.a	2,071,593	5,925,688	5,621,769
Cash and cash equivalents at the end of the year – discontinued operations		-	-	-
Non-cash transactions:
Addition on right-of-use assets and leases payable	12.a	342,332	257,201	482,439
Addition on contractual assets with customers - exclusivity rights		5,627	66,565	63,061
Reclassification between financial assets and investment in associates	11	645,333	‐	-
Transfer between trade receivables and other assets accounts		‐	25,646	-
Issuance of shares related to the subscription warrants - indemnification - Extrafarma acquisition		6,452	411	942
Acquisition of property, plant and equipment and intangible assets without cash effect		42,180	104,177	-
Withdrawal of escrow deposits with tax contingencies		610,168	-	41,888
Contingent consideration – acquisition of subsidiaries		-	-	89,640
Capital increase performed by non-controlling interests		-	-	13,519
Reversal fund - private pension		-	-	3,107

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2024, 2023 and 2022
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

The Company engages in the investment of its own capital in services, commercial and industrial activities, through the subscription or acquisition of shares of other companies. Through its subsidiaries, it operates on liquefied petroleum gas – LPG distribution (“Ultragaz”), fuel distribution and related businesses (“Ipiranga” or “IPP”) and storage services for liquid bulk (“Ultracargo”). The information on segments is disclosed in Note 24.

These financial statements were authorized for issuance by the Management on April 22, 2025.

a. Principles of consolidation and interest in subsidiaries

a.1 Principles of consolidation

In the preparation of the consolidated financial statements the investments of one company in another, balances of asset and liability accounts, revenue transactions, costs and expenses were eliminated, as well as the effects of transactions conducted between the companies. Non-controlling interests in subsidiaries are presented within consolidated equity and net income.

Consolidation of a subsidiary begins when the Company obtains direct or indirect control over an entity and ceases when the company loses control. Income and expenses of a subsidiary acquired are included in the consolidated statements of income and of comprehensive income from the date the Company gains control. Income and expenses of a subsidiary, in which the Company loses control, are included in the consolidated statements of income and of comprehensive income until the date the Company loses control.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Company’s accounting policies.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2024, 2023 and 2022

a.2 Interest in subsidiaries

The consolidated financial statements include the following direct and indirect subsidiaries:

			Interest % rounded
			12/31/2024		12/31/2023		12/31/2022
	Location	Segment	Direct	Indirect	Direct	Indirect	Direct	Indirect
Ultrapar Mobilidade Ltda.(15)	Brazil	Ipiranga	100	-	100	-	-	-
Centro de Conveniências Millennium Ltda. and subsidiaries(17)	Brazil	Ipiranga	-	100	-	100	100	-
Neodiesel Ltda.(1)	Brazil	Ipiranga	-	100	-	-	-	-
Serra Diesel Transportador Revendedor Retalhista Ltda. (18)	Brazil	Ipiranga	-	60	-	60	-	-
Ipiranga Produtos de Petróleo S.A.(2)	Brazil	Ipiranga	-	100	100	-	100	-
am/pm Comestíveis Ltda.	Brazil	Ipiranga	-	100	-	100	-	100
Glazed Brasil S.A.(3)	Brazil	Ipiranga	-	55	-	-	-	-
Icorban - Correspondente Bancário Ltda. (4)	Brazil	Ipiranga	-	-	-	100	-	100
Ipiranga Trading Limited	British Virgin Islands	Ipiranga	-	100	-	100	-	100
Tropical Transportes Ipiranga Ltda. (5)	Brazil	Ipiranga	-	-	-	100	-	100
Ipiranga Imobiliária Ltda.	Brazil	Ipiranga	-	100	-	100	-	100
Ipiranga Logística Ltda.	Brazil	Ipiranga	-	100	-	100	-	100
Oil Trading Importadora e Exportadora Ltda.	Brazil	Ipiranga	-	100	-	100	-	100
Iconic Lubrificantes S.A.	Brazil	Ipiranga	-	56	-	56	-	56
Integra Frotas Ltda.	Brazil	Ipiranga	-	100	-	100	-	100
Irupé Biocombustíveis Ltda.(19)	Brazil	Ipiranga	-	100	-	100	-	-
Ipiranga Trading North America LLC. (6)	United States	Ipiranga	-	100	-	-	-	-
Ipiranga Trading Middle East DMCC	Dubai	Ipiranga	-	100	-	-	-	-
Ipiranga Trading Europe S.A. (6)	Switzerland	Ipiranga	-	100	-	-	-	-
Eaí Clube Automobilista S.A.(7)	Brazil	Ipiranga	-	100	100	-	100	-
Abastece Aí Participações S.A. (20)	Brazil	Ipiranga	-	100	-	100	-	-
Abastece Aí Clube Automobilista Instituição de Pagamento Ltda. (21)	Brazil	Ipiranga	-	100	-	100	-	-
Companhia Ultragaz S.A. (8)	Brazil	Ultragaz	99	-	-	99	-	99
Ultragaz Participações Ltda. (8)	Brazil	Ultragaz	-	-	100	-	100	-
Ultragaz Energia Ltda. and subsidiaries	Brazil	Ultragaz	-	100	-	100	-	100
Nova Paraná Distribuidora de Gás Ltda.	Brazil	Ultragaz	-	100	-	100	-	100
Utingás Armazenadora S.A.	Brazil	Ultragaz	-	57	-	57	-	57
Bahiana Distribuidora de Gás Ltda.	Brazil	Ultragaz	-	100	-	100	-	100
LPG International Inc.(12)	Cayman Islands	Ultragaz	-	-	-	-	-	100
NEOgás do Brasil Gás Natural Comprimido S.A. (22)	Brazil	Ultragaz	-	100	-	100	-	-
Wtz Participações S.A.(9)	Brazil	Ultragaz	-	52	-	-	-	-
UVC Investimentos Ltda.	Brazil	Others	100	-	100	-	100	-
Ultrapar Logística Ltda.(10)	Brazil	Ultracargo	100	-	100	-	100	-
Ultracargo Logística S.A.	Brazil	Ultracargo	-	99	-	99	-	99
Ultracargo Soluções Logísticas S.A.	Brazil	Ultracargo	-	100	-	100	-	100
TEAS – Terminal Exportador de Álcool de Santos Ltda. (13)	Brazil	Ultracargo	-	-	-	-	-	100
Ultrapar International S.A.	Luxembourg	Others	100	-	100	-	100	-
Imaven Imóveis Ltda.(14)	Brazil	Others	100	-	100	-	-	100
UVC - Fundo de investimento em participações multiestratégia investimento no exterior (11)	Brazil	Others	-	-	100	-	100	-
SERMA - Ass. dos usuários equip. proc. de dados (16)	Brazil	Others	-	-	-	-	-	100

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2024, 2023 and 2022

(1)	Company established on May 16, 2024 with the purpose of holding interests in other companies.
(2)	On January 2, 2024, direct subsidiary Ipiranga Produtos de Petróleo S.A. (“Ipiranga”) became controlled by Ultrapar Mobilidade Ltda.
(3)	Company (“Krispy Kreme”) established on March 8, 2024, engaged in the wholesale and retail trade, manufacture, storage, export and import of natural and industrialized food products.
(4)	On August 1, 2024, the merger of the company into Ipiranga was approved.
(5)	On November 1, 2024, the merger of the company into Ipiranga was approved.
(6)	Companies established as Ipiranga’s subsidiaries in foreign countries (Ipiranga Trading North America LLC. established on February 28, 2024, Ipiranga Trading Europe S.A. established on January 12, 2024), engaged in the commercial representation, trade, export and import of fuels.
(7)	On January 2, 2024, direct subsidiary Eaí Clube Automobilista S.A. started to be controlled by Ipiranga.
(8)	On August 1, 2024, the merger of the company into Companhia Ultragaz S.A. was approved, which became direct subsidiary of Ultrapar.
(9)	On September 1, 2024, the Company, through its subsidiary Companhia Ultragaz S.A., acquired a 52% interest in Wtz Participações S.A.
(10)	On February 19, 2024, the name of subsidiary Ultracargo Operações Logísticas e Participações Ltda. was changed to Ultrapar Logística Ltda.
(11)	On December 10, 2024, the Company transferred your total shares to UVC Investimentos Ltda.
(12)	On June 30, 2023, the Company was dissolved.
(13)	On April 27, 2023, the Company was merged into Ultracargo Logística S.A.
(14)	On April 28, 2023, Imaven Imóveis Ltda. (“Imaven”), performed a partial spin-off of its assets, and the spin-off part was merged into the equity of the subsidiary Ipiranga Produtos de Petróleo S.A. On May 1, Imaven became directly controlled by Ultrapar. The entire transaction was carried out under common control.
(15)	Company established on February 28, 2023, with the purpose of holding interests in other companies. On October 2, 2023, the name of subsidiary Ultrapar Empreendimentos Ltda. was changed to Ultrapar Mobilidade Ltda.
(16)	On December 28, 2023, the Company was dissolved.
(17)	On October 2, 2023, Centro de Conveniências Millennium Ltda. and subsidiaries became directly controlled by Ultrapar Mobilidade Ltda.
(18)	On May 21, 2023, the Company, through its subsidiary Ultrapar Empreendimentos Ltda., signed an agreement for the acquisition of a 60% interest in Serra Diesel Transportador Revendedor Retalhista Ltda. The closing of the transaction occurred on September 1, 2023.
(19)	Company established on October 2, 2023, engaged in the production, sale, import and export of biofuels, fertilizers and other agricultural inputs.
(20)	Company established on June 1, 2023 with the purpose of holding interests in other companies.
(21)	On April 13, 2023, the company was acquired by Eaí Clube Automobilista S.A. The acquisition was made at book value.
(22)

On November 21, 2022, Ultrapar through its subsidiary Companhia Ultragaz S.A., signed an agreement for the acquisition of all shares of NEOgás do Brasil Gás Natural Comprimido S.A. The closing of the acquisition occurred on February 1, 2023.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2024, 2023 and 2022

b. Main events that occurred in the year

b.1 Acquisition of significant stake in Hidrovias

In the year ended December 31, 2024, the Company, through its subsidiary Ultrapar Logística, acquired a significant stake in Hidrovias do Brasil S.A. (“Hidrovias”), in line with Ultrapar's strategy of expanding its presence in sectors exposed to Brazilian agribusiness, mainly in the Midwest and North regions, investing in companies in which it can contribute strategic, operational, administrative, and financial knowledge, being a strategic and long-term reference shareholder. For further information, see Note 27.a.

b.2 Acquisition of interest in Witzler by Ultragaz

On September 1, 2024, through its subsidiary Ultragaz, the Company acquired a 51.7% interest in Witzler Participações S.A. (“Witzler”). The acquisition value was R$ 104,490, of which R$ 49,490 million was contributed to the acquired company through a capital increase and R$ 55,000, was paid considering price adjustments at the closing of the transaction. In addition, there is a portion of R$ 45,384 subject to certain performance conditions to be measured within up to 12 months. For further information, see Note 27.b

b.3 Acquisition of service stations from Pão de Açúcar Group by subsidiary Millennium

On June 10, 2024, through its subsidiary Centro de Conveniências Millenium Ltda., the Company signed a contract for the acquisition of 49 service stations from Pão de Açúcar Group, located in the state of São Paulo, for R$ 130,000. CADE approved the transaction on July 22, 2024. On August 13, 2024, R$ 90,000 was paid as an advance and no other changes occurred up to December 31, 2024. The closing of the transaction is subject to other precedent conditions.

b.4 Share buyback program

On November 28, 2024, the Board of Directors approved the Buyback Program of Shares issued by Ultrapar (“Program”).

The Program is limited to the maximum acquisition of 25,000,000 common shares and will be effective for up to 12 months starting on December 2, 2024. For further information, see Note 20.c.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2024, 2023 and 2022

2. Basis of preparation and presentation of consolidated financial statements

The consolidated financial statements (“financial statements”) have been prepared in accordance with the International Financial Reporting Standards (“IFRS Accounting Standards”) issued by the International Accounting Standards Board (“IASB”).

The financial statements were prepared and are presented:

a.	using consistent accounting policies and practices for Ultrapar and its subsidiaries in all the years presented in these financial statements.
b.	in thousands of Brazilian Reais (“R$”), which is the Company’s functional currency, unless otherwise stated.
c.	considering all relevant information of the financial statements, and only this information, which was disclosed and corresponds to that used by the Company’s and its subsidiaries’ Management.
d.	according to Management’s judgments, estimates, and assumptions in the application of accounting policies that affect the reported amounts of income, expenses, assets, and liabilities, including contingent liabilities. The uncertainty related to these judgments, assumptions and estimates could lead to results that require a significant adjustment to the carrying amount of certain assets and liabilities in future years.
e.	based the historical cost, except for the following material items recognized in the statements of financial position:

(i)	derivative and non-derivative financial instruments measured at fair value;
(ii)	share-based payments and employee benefits measured at fair value;
(iii)	deemed cost of property, plant and equipment.

Material accounting policies

Accounting policies are presented in their respective notes, except for those described below:

a. Foreign currency transactions

Foreign currency transactions carried out by the Company and its subsidiaries are remeasured into their functional currency at the exchange rate prevailing on the date of each transaction. Outstanding monetary assets and liabilities of the Company and its subsidiaries are translated using the exchange rate on the date of the financial statements. The effect of the difference between those exchange rates is recognized in financial results until the conclusion of each transaction.

b. Basis for translation of financial statements of foreign subsidiaries

b.1 Foreign subsidiaries without administrative authority

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

c. Use of estimates, assumptions and judgments

The preparation of the financial statements requires the use of estimates, assumptions, and judgments for the accounting and disclosure of certain assets, liabilities, and profit or loss. Therefore, the Company and its subsidiaries’ management use the best information available at the date of preparation of the financial statements, as well as the experience of past and current events, also considering assumptions regarding future events. The estimates and assumptions are reviewed periodically.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2024, 2023 and 2022

c.1 Judgments

Information on the judgments is included in: the determination of control in subsidiaries, the determination of joint control in joint ventures, and the determination of significant influence in associates (Note 11).

c.2 Uncertainties related to the assumptions and estimates

The information regarding uncertainties related to the assumptions and estimates are included in: determining the fair value of financial instruments including derivatives (Notes 4, 15 and 25), the determination of the loss allowance for expected credit losses (Note 5), the determination of provisions for losses of inventories (Note 6), the estimates of realization of deferred IRPJ and CSLL amounts (Note 9), realization amount of tax recoverable (Note 7), the useful lives and discount rate of right-of-use assets (Note 12), the useful lives of property, plant and equipment (Note 13), the useful lives of intangible assets and recoverable value of assets, including goodwill (Note 14), provisions for tax, civil, and labor risks (Note 18), estimates for the preparation of actuarial reports (Note 17), determination of fair value of subscription warrants – indemnification (Notes 19 and 25), and definition of fair value of the contingent consideration set for the business combination (Note 27). The actual result of the transactions and information may differ from their estimates.

d. Impairment of property, plant and equipment and intangible assets, including goodwill

The Company and its subsidiaries review the existence of indications of impairment of property, plant and equipment and intangible assets on a quarterly basis. For intangible assets with an indefinite useful life the review is done annually or more frequently when there is an indication that such assets might be impaired. If there is an indication of impairment, the Company and its subsidiaries estimate the recoverable amount of the asset. Assets that cannot be evaluated individually are grouped in the smallest group of assets that generate cash inflow from continuous use and that are largely independent of cash flows of other assets (cash generating units “CGU”). The identified CGUs for the evaluation of impairment are similar to reported segments in financial statements. The recoverable amount of assets or CGUs corresponds to the greater of their fair value net of applicable direct selling expenses and their value in use.

The fair value less costs to sell is determined by the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date, net of costs of removing the asset, and direct incremental costs to bring an asset into condition for its sale, legal costs, and taxes.

To assess the value in use, the projections of future cash flows, trends, and outlooks, as well as the effects of obsolescence, demand, competition, and other economic factors were considered. Such cash flows are discounted to their present values using the discount rate before tax that reflects market conditions for the period of impairment testing and the specific risks of the asset or CGU being evaluated. In cases where the expected discounted future cash flows are less than their carrying amount, an impairment loss is recognized for the amount by which the carrying amount exceeds the fair value of these assets in profit or loss. In case goodwill has been allocated to a CGU, the recognized losses are first allocated to reduce the corresponding goodwill. If the goodwill is not enough to absorb such losses, the surplus is allocated to the assets on a pro-rata basis. An impairment of goodwill cannot be reversed. For other assets, impairment losses are reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if the impairment had not been recognized.

As of December 31, 2024, and 2023, the Company and its subsidiaries did not record any losses with impairment of assets. In 2022 the Company, through its subsidiary Ipiranga, sold its subsidiary Imifarma Produtos Farmacêuticos e Cosméticos S.A. (“Extrafarma”) and wrote off the provision for impairment of assets allocated to subsidiary Extrafarma. See Note 28.

e. Other assets

Other assets are stated at the lower of cost and realizable value, including, if applicable, interest earned, monetary variations, and foreign exchange variations incurred, less the provisions for losses and, if applicable, adjusted to present value.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2024, 2023 and 2022

f. Other liabilities

Other liabilities are stated at known or measurable amounts, including monetary variations, and foreign exchange variations incurred. When applicable, other liabilities are recognized at present value, based on interest rates that reflect the term, currency, and risk of each transaction.

g. Statements of cash flows

The Company and its subsidiaries present the interest paid on loans, financing, debentures, and leases payable in financing activities the financial investments, net of redemptions, are presented in investing activities; and dividends received are presented in operating activities.

h. Revenue recognition

Revenues from sales and services rendered under contracts with customers are recognized on the accrual basis when, or as, performance obligations are satisfied by transferring the control of a promised good or service to a customer in such a way that the customer obtains substantially all rewards generated, according to the obligations of each transaction, and when it is highly probable that the Company and its subsidiaries will receive the consideration in exchange for the transferred goods or services.

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

i. Recognition of tax credits

The accounting policy applied by the Company considers relevant estimates and judgments for the tax credits recognition and for estimating its recovery. The tax credits are recorded only when management has elements that guarantee (i) that the credit is a legal right; (ii) the amount could be estimated with sufficient reliability to enable it to be compensated or refunded; and (iii) the amounts are recoverable through either offsetting with other tax credits or a tax refund. In cases where the recovery of the asset is not probable, or the amount cannot be reliably measured, the amounts are not recognized, neither is a provision recorded.

For more details about the judgments, uncertainties related to the assumptions and estimates, and the management analysis of impacts on the financial statements, see Notes 2.c.2 and 7.a.

j. Discontinued operations

The transactions of Oxiteno and Extrafarma sale was concluded on April 1, 2022 and August 1, 2022, respectively. The Company accounted for the disposal of Investments in accordance with international standard IFRS 5 ‐ Non-current Assets Held for Sale and Discontinued Operations, which require recognizing any assets and liabilities as “Held‐for‐sale assets” and “Liabilities related to held‐for‐sale assets” in the balance sheet and reporting the income (loss) of the companies sold up to the sale date, as well as the gain (loss) from the sale of the investments, as “Discontinued operations” in the statement of income.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2024, 2023 and 2022

3. New accounting policies and changes in accounting policies

The Company evaluated and, when necessary, applied for the first time the new standards and interpretations issued by the IASB and, on the date the financial statements were authorized for issue, did not identify any significant impacts thereof on the disclosure or reported amounts.

These financial statements were prepared using information from Ultrapar and its subsidiaries on the same base date, as well as consistent accounting policies and practices.

a.      New accounting policies and changes in accounting policies

a.1 Accounting policies adopted

The following new standards, amendments to standards and interpretations of IFRS Accounting Standards issued by the IASB and effective on/after January 1, 2024 had no significant impact on the financial statements for the year ended December 31, 2024:

  IAS 1 – Non-current Liabilities with Covenants and Classification of Liabilities as Current or Non-current
  IFRS 16 (R2) – Lease Liability in a Sale and Leaseback
  IFRS 7 and IAS 7 – Supplier Finance Arrangements
  IFRS 10 and IAS 28 – Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

a.2 Accounting policies not adopted

The following new standards, amendments to standards and interpretations of IFRS Accounting Standards issued by the IASB were not adopted since they are not effective in the year ended December 31, 2024. The Company and its subsidiaries plan to adopt these new standards, amendments and interpretations, if applicable, when they become effective, and they do not expect a material impact from their adoption on their future consolidated financial statements.

  IFRS 18 – Presentation and Disclosure in Financial Statements
  IAS 21 – The Effects of Changes in Foreign Exchange Rates
  IFRS 19 – Subsidiaries without Public Accountability
F-22

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2024, 2023 and 2022

4. Cash and cash equivalents, financial investments, derivative financial instruments and other financial assets

Accounting policy

Cash and cash equivalents comprise bank balances and short-term financial investments with maturities of up to 90 days, readily convertible into known amounts of cash and subject to an insignificant risk of change in value. Cash equivalents are held for the purpose of meeting short-term cash commitments.

Investments that do not fall under the classification of cash and cash equivalents are presented as financial investments in a separate line item in the statements of financial position.

The financial assets were classified based on the business model of the Company and its subsidiaries and are disclosed in Note 25.

a. Cash and cash equivalents

	12/31/2024	12/31/2023
Cash and banks
In local currency	211,047	77,488
In foreign currency	194,793	47,664
Financial investments considered cash equivalents
In local currency
Securities and funds in local currency	1,286,152	5,476,726
In foreign currency
Securities and funds in foreign currency	379,601	323,810
Total cash and cash equivalents	2,071,593	5,925,688

b. Financial investments, derivative financial instruments and other financial assets

	12/31/2024	12/31/2023
Financial investments
In local currency
Securities and funds in local currency	2,271,979	82,592
In foreign currency
Securities and funds in foreign currency (a)	2,854,126	‐
Derivative financial instruments and other financial assets at fair value (b)	833,986	1,162,283
Total financial investments and derivative financial instruments	5,960,091	1,244,875
Current	2,553,011	292,934
Non-current	3,407,080	951,941

(a) Refers substantially to financial investments made by subsidiary Ultrapar International in Time Deposits.

(b) Accumulated gains, net of withholding income tax (see Note 25.f).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2024, 2023 and 2022

5. Trade receivables, reseller financing and other receivables

Accounting policy

Trade receivables represent amounts receivable for the sale of products and services provided by the Company's subsidiaries and are recorded at the nominal value invoiced on the date of sale.

Reseller financing is provided to promote the renovation and upgrading of service stations, purchase of products, and development of the automotive fuels and lubricants distribution market. The amounts are financed with an average payment term of 12 to 60 months, subject to interest and monetary variation. Remeasurement is carried out at a market rate for working capital loans and is recognized in the financial result.

Expected credit losses are measured in accordance with the IFRS 9 simplified approach, using a provision matrix based on expected losses for the full balance of trade receivables. The loss allowance for expected credit losses considers the expected losses for the next 12 months, which includes the deterioration or improvement of the customers’ credit quality, considering the customers’ characteristics in each business segment. The expected credit losses are calculated by the expected loss approach, considering the probability of default. Loss rates are determined by the average of advances of receivables through stages of default until full write-off. This calculation includes the credit risk score for each exposure, based on predictive data and credit assessment experience.

The amount of the expected credit losses is deemed by Management to be sufficient to cover any loss on realization of trade receivables.

a. Trade receivables and reseller financing

Trade receivables of customers	12/31/2024	12/31/2023
Domestic customers	3,885,310	4,183,696
Domestic customers - related parties (see Note 8)	301	78
Foreign customers	19,032	82,634
Foreign customers - related parties (see Note 8)	8,361	3,065
	3,913,004	4,269,473
(-) Allowance for expected credit losses	(345,735)	(334,467)
Total - trade receivables of customers	3,567,269	3,935,006
Current	3,540,266	3,921,790
Non-current	27,003	13,216

Reseller financing	12/31/2024	12/31/2023
Reseller financing – Ipiranga	1,404,883	1,189,886
(-) Allowance for expected credit losses	(126,859)	(134,383)
Total – reseller financing	1,278,024	1,055,503
Current	511,979	504,862
Non-current	766,045	550,641

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2024, 2023 and 2022
b. Allowance for expected credit losses – trade receivables and reseller financing

Movements in the allowance for expected credit losses of trade receivables and reseller financing are as follows:

	Trade receivables	Reseller financing	Total
Balance as of December 31, 2021	374,355	185,278	559,633
Additions	143,828	45,987	189,815
Reversals	(130,385)	(52,695)	(183,080)
Write-offs	(65,045)	(5,283)	(70,328)
Balance as of December 31, 2022	322,753	173,287	496,040
Additions	115,090	28,472	143,562
Reversals	(76,762)	(59,436)	(136,198)
Write-offs	(26,614)	(7,940)	(34,554)
Balance as of December 31, 2023	334,467	134,383	468,850
Additions	114,691	31,931	146,622
Reversals	(85,549)	(37,126)	(122,675)
Write-offs	(17,874)	(2,329)	(20,203)
Balance as of December 31, 2024	345,735	126,859	472,594

The table below presents information on credit risk exposure, resulting from balances of trade receivables and reseller financing.

	12/31/2024			12/31/2023
	Weighted average rate of expected losses	Gross accounting balance	Allowance for expected credit losses	Weighted average rate of expected losses	Gross accounting balance	Allowance for expected credit losses
Current	0.55%	4,289,620	23,517	0.55%	4,412,278	24,131
Less than 30 days	3.14%	141,756	4,452	7.62%	61,451	4,683
31-60 days	20.26%	40,402	8,186	4.92%	57,753	2,841
61-90 days	14.96%	27,360	4,093	15.29%	23,845	3,646
91-180 days	30.37%	57,289	17,396	32.91%	47,430	15,609
More than 180 days	54.49%	761,460	414,950	48.79%	856,602	417,940
		5,317,887	472,594		5,459,359	468,850

c. Trade receivables - sale of subsidiaries

	12/31/2024	12/31/2023
Sale of subsidiary Oxiteno:
Receivables from sale of investments (i)	‐	726,195
(-) Adjustment to present value - sale of investments (ii)	‐	(10,318)
Sale of subsidiary Extrafarma:
Receivables from sale of investments (iii)	‐	208,487
Total - current	‐	924,364

(i)   The balance related to the final installment of the sale of Oxiteno was received in April 2024.

(ii)  The consideration for the sale of Oxiteno was recognized at present value using a discount rate of 6.17%, and fully paid up in April 2024.

(iii) Balance related to the second installment of the Extrafarma sale transaction, received in August 2024, monetarily adjusted by the CDI rate + 0.5% p.a.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2024, 2023 and 2022

6. Inventories

Accounting policy

Inventories are stated at the lower of cost and net realizable value, and estimates of net realizable value are based on the average selling prices at the end of the reporting period, net of applicable direct selling expenses. The costs are measured using the weighted average cost and include the costs of acquisition and processing directly and indirectly related to the units produced based on the normal capacity of production.

At the reporting date, the net realizable value of inventories is assessed and subsequent events related to price and cost fluctuations are considered, if relevant, and a provision for losses on obsolete or slow-moving inventories may be recognized. Write-offs and reversals are recognized as "Cost of goods sold and services rendered". This classification is made by Management with the support of the industrial and operations teams.
	12/31/2024	12/31/2023
Fuels, lubricants and greases	3,009,100	3,367,094
Raw materials	373,544	282,197
Purchase for future delivery (1)	255,001	386,281
Consumable materials and other items for resale	129,539	121,537
Liquefied petroleum gas – LPG	128,098	112,100
Properties for resale	21,794	22,222
	3,917,076	4,291,431
(1) Refers substantially to ethanol, biodiesel and advances for fuel acquisition.

Movements in the provision for inventory losses are as follows:

Balance as of December 31, 2021	13,078
Addition to provision for adjustment to realizable value	10,028
Reversal of provision for obsolescence and other losses	(1,180)
Balance as of December 31, 2022	21,926
Reversal of provision for obsolescence and other losses	(8,301)
Reversal of provision for adjustment to realizable value	(6,594)
Balance as of December 31, 2023	7,031
Addition to provision for obsolescence and other losses	1,680
Reversal of provision for adjustment to realizable value	(4,791)
Balance as of December 31, 2024	3,920

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2024, 2023 and 2022

7. Recoverable taxes

a. Recoverable taxes

Recoverable taxes are substantially represented by credits of Tax on Goods and Services (“ICMS”, the Brazilian VAT), Contribution for Social Security Financing (“COFINS”), and Social Integration Program (“PIS”).

	12/31/2024	12/31/2023
ICMS - State VAT (a.1)	1,416,708	1,365,128
PIS and COFINS - Federal VAT (a.2)	3,172,417	2,761,262
Others	101,152	77,249
Total	4,690,277	4,203,639
Current	2,040,008	1,462,269
Non-current	2,650,269	2,741,370

a.1 The recoverable ICMS net of provision for losses is substantially related to the following operations:

Credits are recognized mainly of the following nature: a) transactions of inputs and outputs of products subject to taxation of the own ICMS; b) interstate outflows of oil-related products, whose ICMS was prepaid by the supplier (Petróleo Brasileiro S.A. (“Petrobras”)); c) refunds of the ICMS-ST (tax substitution) overpaid when the estimated calculation basis used is higher than that of the operation effectively performed.

In the second quarter of 2023, with the enactment of Supplementary Law 192/22 (“LC 192/22”), the single-phase ICMS levy on LPG, diesel, biodiesel, gasoline, and anhydrous ethanol became effective. Due to the advent of this new calculation modality, the subsidiaries have stopped generating credits related to the refunds of ICMS-ST (tax substitution regime).

The amounts of recoverable ICMS are realized through the Company’s own operations subject to taxes, being a revolving credit, which means that the credits are monthly offset against the tax payable on sales and new credits are generated by the acquisition of inputs, as well as by the State's refund on tax substitution operations. Management estimates the realization of the credits classified in non-current assets within a term of up to 5 years.

12/31/2024
Up to 1 year	513,494
From 1 to 2 years	472,413
From 2 to 3 years	246,132
From 3 to 5 years	184,669
Total recoverable ICMS, net of provision	1,416,708

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2024, 2023 and 2022

The provision for ICMS losses, in the amount of R$ 17,116 (R$ 49,732 as of December 31, 2023), relates to tax credit of the subsidiaries whose amounts are not included within the term determined by its internal policies of provisioning.

a.2 The recoverable PIS and COFINS are substantially related to:

ICMS in the PIS and COFINS calculation basis - The balance of PIS and COFINS includes credits recorded under Laws 10,637/02 and 10,833/03, as well as amounts arising from a STF’s favorable decision regarding the exclusion of ICMS from the PIS and COFINS calculation basis.

Supplementary Law 192 - On March 11, 2022 Supplementary Law 192/22 was published to reduce the tax burden of the fuel supply chain. Art. 9 of said law established the reduction of the PIS and COFINS tax rates levied on diesel, biodiesel and LPG to zero through December 31, 2022, ensuring at the same time the maintenance of credits taken across the whole supply chain.

On May 18, 2022, Provisional Act 1,118/22 amended Supplementary Law 192/22 to eliminate the right to take PIS and Cofins credits on purchases of diesel, LPG and biodiesel by end consumers. With the enactment of said Provisional Act, on June 2, 2022, Direct Unconstitutionality Action 7,181 was filed to challenge the provision in MP 1,118/22. On June 21, 2022, the Federal Supreme Court unanimously ratified the decision that considered MP 1,118/22 unconstitutional due to violation of the 90-day principle. Due to such court injunction and the non-conversion of Provisional Act 1,118/22 into law, the provisions in LC 192/22, which assured to all legal entities that are part of the fuel supply chain, including the Company’s subsidiaries, the maintenance of PIS and COFINS credits in connection with those transactions in the period from March 11, 2022 (LC 192/22 publication date) to September 21, 2022 (90 days after the publication of LC 194/22 that restricted the right to take credits on taxpayers), when it became effective.

The Company, through its subsidiaries, has credits in the amount of R$ 1,686,836 (R$ 1,088,303 as of December 31, 2023) from the LC 192/22. These credits were recorded considering the expectation of realization by the Company within a 5-year period from the date of generation, period in which the Company has the ability to use these credits. The estimated realization is updated annually considering the Company's estimated future results. Due to this realization, in the current year, the Company recognized in the line item of cost of products and services sold, additional credits of R$ 1,071,269 (R$ 563,000 as of December 31, 2023 and R$ 971,373 as of December 31, 2022).

The Management estimates the realization of these credits within up to 5 years from the constitution date, as follows:

12/31/2024
Up to 1 year	1,434,055
From 1 to 2 years	746,577
From 2 to 3 years	421,674
From 3 to 5 years	570,111
Total recoverable PIS and COFINS	3,172,417

b. Recoverable income and social contribution taxes

Comprise IRPJ and CSLL to be recovered by the Company and its subsidiaries, arising from the tax advances of previous years, as well as referring to lawsuits on the non-levy of IRPJ and CSLL on the monetary variation (SELIC) in the repetition of undue payments. The Company, through its subsidiaries, has a recoverable IRPJ and CSLL balance of R$ 498,067, of which R$ 151,930 recorded as current and R$ 346,137 recorded as non-current (R$ 396,405, of which R$ 171,051 recorded as current and R$ 225,354 recorded as non-current as of December 31, 2023). The Management estimates the realization of these credits within up to 5 years.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2024, 2023 and 2022

8. Related parties

a. Related parties

Balances and transactions between the Company and its subsidiaries have been eliminated in consolidation and are not disclosed in this Note. The balances and transactions between the Company and its subsidiaries with other related parties are highlighted below:

	Assets		Liabilities		Operating result - Sales/(Purchases)
	12/31/2024	12/31/2023	12/31/2024	12/31/2023	12/31/2024	12/31/2023	12/31/2022
Transactions with subsidiaries and joint ventures
Transactions with joint ventures
Refinaria de Petróleo Riograndense S.A.	‐	‐	9,846	29,278	(457,885)	(510,510)	(336,781)
Latitude Logística Portuária S.A.	10,862	11,393	‐	20	‐	‐	-
Navegantes Logística Portuária S.A.	29,406	13,703	‐	‐	‐	‐	-
Others	7,943	6,874	2,875	2,917	851	571	784
Transactions with associates
Hidrovias do Brasil S.A.	416	‐	‐	‐	‐	‐	-
Transactions with other related parties
Chevron Oronite Brasil Ltda. (1)	‐	‐	13,434	53,466	(195,925)	(175,053)	(162,006)
Chevron Products Company (1)	‐	‐	159,432	63,263	(745,812)	(370,137)	(699,154)
Others	8,760	3,065	1,449	1,626	(3,718)	(13,157)	1,421
Total	57,387	35,035	187,036	150,570	(1,402,489)	(1,068,286)	1,195,736
Trade receivables (Note 5)	8,662	3,143	‐	‐	‐	‐	-
Other receivables	416	‐	‐	‐	‐	‐	-
Trade payables (Note 16)	‐	‐	183,520	147,452	‐	‐	-
Related parties	48,309	31,892	3,516	3,118	‐	‐	-
Sales and services provided	‐	‐	‐	‐	21,125	14,779	16,090
Purchases	‐	‐	‐	‐	(1,423,614)	(1,083,065)	(1,211,826)

(1)Non-controlling shareholders and other related parties of Iconic.

Purchase and sale transactions relate substantially to the purchase of raw materials, feedstock, transportation, and storage services based on prices and terms negotiated between the parties, with customers and suppliers with comparable operational performance.

b. Key executives

The Ultrapar’s compensation policy and practices are designed to align short and long-term interests with shareholders and the Company’s sustainability. The short and long-term variable compensation is linked to growth goals in results and generated economic value, aligned with shareholders’ interests. Variable compensation also directs the professionals’ focus to the strategic plan approved by the Board of Directors, and is linked to annual growth targets in financial results and priority matters for the Company. For details about post-employment benefits see Note 17.b.

The expenses for compensation of its key executives (Company’s directors and executive officers) are shown below:

	12/31/2024	12/31/2023	12/31/2022
Short-term compensation	51,814	54,396	62,285
Stock compensation	62,952	35,165	18,424
Post-employment benefits	4,767	4,206	4,035
Termination benefits	‐	1,007	-
Total	119,533	94,774	84,744

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2024, 2023 and 2022

c. Stock plan

  2017 Plan

On April 19, 2017, the Ordinary and Extraordinary General Shareholders’ Meeting (“OEGM”) approved a share-based incentive plan (“2017 Plan”), which establishes the general terms and conditions for granting common shares issued by the Company and held in treasury, that may or may not involve the granting of usufruct of part of these shares for later transfer of the ownership of the shares, with vesting periods determined in each Program, to directors or employees of the Company or its subsidiaries.

As a result of the Plan approved in 2017, common shares representing at most 1% of the Company's share capital could be delivered to the participants, which corresponded, at the date of approval of this Plan, to 11,128,102 common shares.

At the OEGM held on April 19, 2023, the 2017 Plan was amended, permitting that, if the participant becomes a member of the Company's Board of Directors, thus ceasing to hold any other executive position, the right to receive ownership of the shares will be preserved, maintaining the conditions and other requirements established in the applicable programs and in each agreement.

  2023 Plan

The share-based incentive plan ("2023 Plan") establishes the general terms and conditions for the Company or its subsidiaries to grant common shares issued by them and held in treasury, to the Management, including the members of Ultrapar's Board of Directors, or employees of the Company or of companies under its direct or indirect control, that may involve the granting of usufruct for later transfer of the ownership of the shares, subject to the terms and conditions set forth in the 2023 Plan. In the case of members of the Board of Directors, the grants will be mandatorily linked to the remuneration approved by the shareholders at the Ordinary General Shareholders’ Meeting.

As a result of the 2023 Plan, common shares representing at most 5% of the Company's share capital may be delivered to the participants, which corresponded, at the date of approval of said Plan, to 55,760,215 common shares. Annually, a maximum of 1% of this limit may be used.

The table below summarizes the restricted and performance stock programs under the 2017 Plan and the 2023 Plan:

Program	Grant date	Number of shares granted (Quantity)	Vesting period	Fair value of shares on the grant date (in R$)	Total exercisable grant costs, including taxes (in R$ thousands)	Accumulated recognized exercisable grant costs (in R$ thousands)	Unrecognized exercisable grant costs (in R$ thousands)
Restricted	September 2, 2019	240,000	2025	16.42	6,774	(6,024)	750
Restricted	April 1, 2020	39,084	2025	12.53	1,124	(1,074)	50
Performance	April 1, 2020	55,074	2025	12.53	1,324	(1,268)	56
Restricted	September 16, 2020	140,000	2026	23.03	5,464	(3,946)	1,518
Restricted	September 22, 2021	1,000,000	2027	14.17	24,093	(13,339)	10,754
Restricted	April 6, 2022	634,165	2025	14.16	16,906	(15,508)	1,398
Performance	April 6, 2022	1,007,324	2025	14.16	26,829	(24,802)	2,027
Restricted	September 21, 2022	2,640,000	2032	12.98	64,048	(14,945)	49,103
Restricted	December 7, 2022	1,500,000	2032	13.47	37,711	(7,860)	29,851
Restricted	April 20, 2023	311,324	2025	14.50	7,472	(6,538)	934
Restricted	April 20, 2023	1,146,194	2026	14.50	31,039	(18,129)	12,910
Performance	April 20, 2023	1,156,903	2026	14.50	31,320	(18,410)	12,910
Restricted	September 20, 2023	3,800,000	2033	18.75	132,784	(17,712)	115,072
Restricted	April 17, 2024	3,495,953	2027 to 2029	26.94	177,651	(31,656)	145,995
Restricted	June 19, 2024	60,683	2027	21.47	2,468	(411)	2,057
Restricted	October 1, 2024	1,295,000	2034	23.10	55,785	(1,395)	54,390
		18,521,704			622,792	(183,017)	439,775

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2024, 2023 and 2022

Number of shares as of December 31, 2021	4,415,294
Shares granted during the year	5,702,027
Cancellation of granted shares due to termination of executive employment	(934,310)
Shares transferred (vesting)	(484,651)
Reclassification from assets held for sale	236,344
Number of shares as of December 31, 2022	8,934,704
Shares granted during the year	6,930,871
Cancellation of granted shares due to termination of executive employment	(583,180)
Shares transferred (vesting)	(447,800)
Number of shares as of December 31, 2023	14,834,595
Shares granted during the year	5,061,396
Cancellation of granted shares due to termination of executive employment	(139,105)
Shares transferred (vesting)	(1,235,182)
Number of shares as of December 31, 2024	18,521,704

The Company does not have shares that were not transferred after the period for transfer of the ownership of the shares. For the year ended December 31, 2024, an expense in the amount of R$ 112,277 was recognized in relation to the Plan (R$ 70,770 for the year ended December 31, 2023 and R$ 38,204 for the year ended December 31,2022).

For all plans, settlements are made only with the delivery of treasury shares. The values of the grants were determined on the granting date based on the market value of these shares on B3 (the Brazilian Stock Exchange).

9. Income and social contribution taxes

Accounting policy

Current and deferred income tax (“IRPJ”) and social contribution on net income tax (“CSLL”) are calculated based on their current rates. For the calculation of current IRPJ, the value of tax incentives is also considered. At the end of the fiscal year the portion of the profit corresponding to these investment grants is allocated to the constitution of a tax incentive reserve in subsidiaries’ equity and is excluded from the dividend calculation basis and subsequently capitalized. Taxes are recognized based on the rates of IRPJ and CSLL provided for by the laws enacted on the last day of the financial statements. The current rates in Brazil are 25% for IRPJ and 9% for CSLL.

Deferred IRPJ and CSLL are recognized when a temporary difference between the tax and accounting balances exists, given that tax credits and debits are not subject to the statute of limitations, and mainly result from provisions for differences between cash and accrual basis, tax loss carryforwards, leasing operations, negative bases and provisions for tax, civil, and labor risks. Deferred tax assets are sustained by the continued profitability of their operations.

For purposes of disclosure, deferred tax assets were offset against deferred tax liabilities, in the same taxable entity.

On December 27, 2024, Law 15,079 was published, which introduce the Additional of CSLL to adapt Brazilian legislation to the GloBE Rules, aligning the country to Pillar 2 of the BEPS of OECD. This guideline establishes a minimum global tax rate of 15% for multinationals with annual revenues exceeding € 750 million.

Management assessed and concluded that no relevant effects on the Company's financial statements are expected.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2024, 2023 and 2022

a. Deferred income (IRPJ) and social contribution taxes (CSLL)

	12/31/2024	12/31/2023
Assets - deferred income and social contribution taxes on:
Provision for losses with assets	41,467	46,863
Provisions for tax, civil and labor risks	188,495	326,662
Provision for post-employment benefits	76,166	90,451
Provision for differences between cash and accrual basis (i)	19,483	35,989
Goodwill	10,317	7,976
Provision for asset retirement obligation	13,472	14,759
Operating provisions	60,120	299,609
Provision for profit sharing and bonus	76,880	91,883
Leases payable	499,988	518,138
Change in fair value of subscription warrants	‐	3,566
Provision for deferred revenue	450	932
Other temporary differences	115,753	104,319
Tax losses and negative basis for social contribution carryforwards	510,780	396,601
Total	1,613,371	1,937,748
Offsetting liability balance	(676,430)	(682,614)
Net balances presented in assets	936,941	1,255,134
Liabilities - Deferred income and social contribution taxes on:
Leases payable	406,173	432,908
Provision for differences between cash and accrual basis (i)	194,846	81,293
Change in fair value of subscription warrants	7,611	‐
Goodwill/negative goodwill on investments	28,771	28,717
Business combination - fair value of assets	52,781	54,921
Other temporary differences	119,073	84,981
Total	809,255	682,820
Offsetting asset balance	(676,430)	(682,614)
Net balances presented in liabilities	132,825	206

(i) Refers mainly to the income and social contribution taxes on foreign exchange variation of the derivative instruments.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2024, 2023 and 2022

Changes in the net balance of deferred IRPJ and CSLL are as follows:

Balance as of December 31, 2021 (net)	571,473
Deferred IRPJ and CSLL recognized in profit (loss) for the year	296,459
Deferred IRPJ and CSLL recognized in income for the year from discontinued operation	31,138
Deferred IRPJ and CSLL recognized in other comprehensive income	(1,134)
Balance as of December 31, 2022 (net)	897,936
Deferred IRPJ and CSLL recognized in profit (loss) for the year	335,375
Deferred IRPJ and CSLL recognized in other comprehensive income	21,474
Others	143
Balance as of December 31, 2023 (net)	1,254,928
Deferred IRPJ and CSLL recognized in profit (loss) for the year	(360,953)
Deferred IRPJ and CSLL recognized on company acquisition	(71,815)
Deferred IRPJ and CSLL recognized in other comprehensive income	(18,178)
Others	134
Balance as of December 31, 2024 (net)	804,116

The balance of R$ 1,613,371 was supported by the technical study on taxable profit projections for the realization of deferred tax assets. The taxable profit projections from business plans of each segment of the Company which indicates trends and perspectives, demand effects, competition and other economic factors, and that represent management’s best estimate about the economic conditions existing during the period of realization of the deferred tax asset, were taken into account.

The main key assumptions used to calculate the realization of deferred tax assets are: growth in Gross Domestic Product (“GDP”), exchange rate, basic interest rate (SELIC) and DI, inflation rate and commodity price index.

b. Reconciliation of income and social contribution taxes in the statement of income

IRPJ and CSLL are reconciled to the statutory tax rates as follows:

	12/31/2024	12/31/2023	12/31/2022
Income before taxes	4,011,517	3,578,695	1,879,725
Statutory tax rates - %	34	34	34
Income and social contribution taxes at the statutory tax rates	(1,363,916)	(1,216,756)	(639,107)
Adjustment to the statutory income and social contribution taxes:
Nondeductible expenses	(14,729)	(11,535)	(11,006)
Nontaxable revenues (i)	26,755	114,981	23,149
Adjustment to estimated income	1,807	2,173	10,136
Unrecorded deferred income and social contribution tax carryforwards	(205,794)	(36,227)	(4,602)
Share of profit (loss) of subsidiaries, joint ventures and associates	(44,090)	4,049	4,141
Interest on capital between subsidiaries	35,901	‐	153,004
Other adjustments	(15,861)	(26,666)	29,327
Income and social contribution taxes before tax incentives	(1,579,927)	(1,169,981)	(434,958)
Tax incentives – SUDENE (ii)	94,310	109,039	93,444
Income and social contribution taxes in the statement of income	(1,485,617)	(1,060,942)	(341,514)
Current	(1,124,664)	(1,396,317)	(637,973)
Deferred	(360,953)	335,375	296,459
Effective IRPJ and CSLL rates - %	37.0	29.6	(18.2)

(i) Consist of gains and income not taxable under applicable tax legislation, such as reimbursement of taxes, tax incentives, installments and reversal of certain provisions, as well as recovery of tax credits and amounts related to non-taxation of the income and social contribution taxes on the monetary variation (SELIC) in the repetition of undue tax lawsuits.

(ii) Certain subsidiaries have the benefit of income tax reduction for belonging to the sectors of the economy considered priority for the subsidized areas, with a 75% decrease in the income tax basis.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2024, 2023 and 2022

c. Tax losses and negative basis for social contribution carryforwards

As of December 31, 2024, the Company and certain subsidiaries had tax loss carryforwards related to income tax (IRPJ) and social contribution (CSLL), whose annual offsets are limited to 30% of taxable income in a given tax year, and do not expire.

The balances comprising deferred taxes related to income tax loss carryforwards and negative basis of social contribution are as follows:

	12/31/2024	12/31/2023
Oil Trading	77,155	84,372
Ultrapar	51,339	77,453
Abastece aí Clube	‐	91,861
Ipiranga	300,409	97,071
Ultracargo Soluções Logística	33,553	30,652
Others	48,324	15,192
	510,780	396,601

The balances which are not constituted of deferred taxes related to income tax loss carryforwards and negative basis of social contribution are as follows:

	12/31/2024	12/31/2023
Neogás	45,286	45,333
Integra Frotas	18,927	13,335
Stella	15,686	8,634
Millennium	11,650	8,539
Abastece aí [1]	126,900	‐
Others	6,374	461
	224,823	76,302

1 As of December 31, 2024, the Company reversed the deferred taxes recorded on tax loss carryforwards related to income tax (IRPJ) and social contribution (CSLL) of the subsidiary, based on projections of future realization.

d. Non-levy of IRPJ/CSLL on the update by Selic of tax undue payments received from the Federal Government

The Company and its subsidiaries have lawsuits claiming the non-levy of IRPJ and CSLL on monetary variation (SELIC) on tax credits. On September 27, 2021, the Federal Supreme Court judged that the levy of IRPJ and CSLL on amounts related to monetary variation received by taxpayers in the repetition of undue tax payments is unconstitutional. The Company and its subsidiaries have registered credits of this nature in the amount of R$ 141,147 as of December 31, 2024 (R$ 143,147 as of December 31, 2023).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2024, 2023 and 2022

10. Contractual assets with customers - exclusivity rights

Refers to exclusivity rights reimbursements of Ipiranga’s agreements with reseller service stations that are recognized at the time of their occurrence and amortized according to the conditions established in the agreement. Amortizations are recognized in profit or loss as reductions of sales revenue.

Changes are shown below:

Balance as of December 31, 2021	2,079,226
Additions	637,502
Amortization	(504,907)
Transfers	(6,230)
Balance as of December 31, 2022	2,205,591
Additions	664,363
Amortization	(607,446)
Balance as of December 31, 2023	2,262,508
Additions	424,477
Amortization	(555,083)
Balance as of December 31, 2024	2,131,902

Current	658,571
Non-current	1,473,331

11. Investments in subsidiaries, joint ventures and associates

Accounting policy

Investments in subsidiaries are accounted for under the equity method of accounting in the parent’s individual financial statements. A subsidiary is an investee in which the investor is entitled to variable returns on investment and has the ability to interfere in its financial and operational activities.

Investments in associates and joint ventures are accounted for under the equity method of accounting in the financial statements. An associate is an investment in which an investor has significant influence, that is, has the power to participate in the financial and operating decisions of the investee but does not exercise control. A joint venture is an investment in which the shareholders have the right to net assets on behalf of a joint control. Joint control is the agreement which establishes that decisions about the relevant activities of the investee require the consent from the parties that share control.

Other investments are stated at acquisition cost less provision for losses, unless the loss is considered temporary.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2024, 2023 and 2022

The table below presents the positions of equity and income (loss) for the year by company:

	Equity	Income (loss) for the year	Interest in share capital - % (*)	Investments/ Provision for equity deficiency		Share of profit (loss) of subsidiaries, joint ventures and associates
				12/31/2024	12/31/2023	12/31/2024	12/31/2023	12/31/2022
Joint ventures
União Vopak – Armazéns Gerais Ltda.	540	(1,460)	50.00	270	1,550	(730)	7,694	(3,880)
Refinaria de Petróleo Riograndense S.A.	6,081	(83,097)	33.14	2,015	31,553	(27,537)	7,668	26,110
Latitude Logística Portuária S.A.	4,449	(7,555)	50.00	2,225	6,002	(3,777)	(1,636)	(2,339)
Navegantes Logística Portuária S.A.	22,093	(25,417)	33.33	7,364	15,836	(8,472)	(7,413)	(11,040)
Nordeste Logística I S.A.	17,878	(513)	33.33	5,959	7,071	(171)	730	2,591
Nordeste Logística II S.A.	56,347	4,698	33.33	18,782	17,216	1,566	(2,199)	(2,007)
Nordeste Logística III S.A.	54,991	1,478	33.33	18,330	18,004	493	967	(30)
Química da Bahia Indústria e Comércio S.A.	6,637	(319)	50.00	3,319	3,478	(159)	(42)	(8)
Terminal de Combustíveis Paulínia S.A. ("Opla") (i)	119,388	8,324	50.00	59,694	54,155	4,162	4,071	-
Other investments	‐	‐	‐	281	349	‐	‐	-
Associates
Hidrovias do Brasil S.A. (ii)	1,203,135	(229,904)	41.94	504,629	‐	(94,842)	‐	-
Metalúrgica Plus S.A.	(1,045)	(276)	33.33	(349)	(256)	(91)	(99)	(105)
Plenogás Distribuidora de Gás S.A.	3,124	2,010	33.33	1,041	497	672	124	118
Other investments	‐	‐	‐	41	33	‐	‐	-
Transportadora Sulbrasileira de Gás S.A.	13,994	6,812	25.00	3,498	3,978	1,704	2,043	2,771

Goodwill on investments (*)
Terminal de Combustíveis Paulínia S.A. ("Opla")	‐	‐	‐	117,306	158,634	‐	‐	-
Hidrovias do Brasil S.A.	‐	‐	‐	775,044	‐	‐	‐	-

Fair value adjustment on investments
Terminal de Combustíveis Paulínia S.A. ("Opla")	‐	‐	‐	38,835	‐	(2,493)	‐	-

Advances for acquisition
Advances - Pão de Açúcar Group stations (iii)	‐	‐	‐	90,000	‐	‐	‐	-

Advance for future capital increase
Hidrovias do Brasil S.A. (v)	‐	‐	‐	500,000	‐	‐	‐	-

Total (A)				2,148,284	318,100	(129,675)	11,908	12,181
Total provision for equity deficit (B)				(349)	(256)
Total investments (A-B)				2,148,633	318,356

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2024, 2023 and 2022

(*)	For more information on the accounting policy, see Note 14.a.
(i)	Subsidiary Ultracargo Logística S.A. acquired a 50% interest in Opla on July 1, 2023. The purchase price allocation (PPA) was completed in June 2024. For further information, see Note 27.
(ii)	Hidrovias is engaged in logistics and waterway, highway and multimodal infrastructure activities in Brazil and abroad. As of May 2024, date on which the Company began to hold significant influence in Hidrovias, the share of profit (loss) of the associate is recorded with a 2-month lag, as it was not feasible to consolidate the figures at the time of acquisition and since then the Company has maintained consistency in its disclosures. For further information, see Note 27.a.
(iii)	The amount refers to the advance for the acquisition of Pão de Açúcar Group service stations by subsidiary Centro de Conveniências Millenium Ltda. For further information, see Note 1.b.3
(iv)	The amount refers to the advance for future capital increase of Hidrovias, made by subsidiary Ultrapar Logística Ltda. For further information, see Note 27.a

The financial position and income of subsidiaries which have relevant non-controlling interests is shown below:

	Consolidated
	Proportion of interest in share capital and voting rights held by non-controlling interests		Equity attributable to non-controlling interests		Income allocated to non-controlling interests for the year
	12/31/2024	12/31/2023	12/31/2024	12/31/2023	12/31/2024	12/31/2023	12/31/2022
Subsidiaries	%	%
Iconic Lubrificantes S.A.	44%	44%	484,986	477,710	135,428	72,505	34,955
WTZ Participações S.A.	48%	-	116,249	‐	25,082	‐	-
Other investments	-	-	63,491	45,621	2,650	5,453	4,275
			664,726	523,331	163,160	77,958	39,230

The summarized financial information of the associates and joint ventures relevant for the Company is presented below. The individual financial statements of these entities may differ from the financial information presented here, which is prepared considering Ultrapar's accounting policies and using the most recent financial information available.

	12/31/2024		12/31/2023		10/31/2022
	Joint ventures		Joint ventures		Joint ventures
	RPR	Opla	RPR	Opla	RPR
Total assets	1,069,063	182,810	844,959	190,626	772,351
Total liabilities	1,062,982	63,422	717,926	82,315	696,501
Equity	6,081	119,388	127,033	108,311	75,850
Net revenue	2,177,747	60,281	2,954,931	35,117	3,215,987
Net income (loss) for the year	(83,097)	8,324	20,899	8,141	78,599

Number of shares or units held	1,719,491	16,957,908	5,078,888	33,915,815	5,078,888
Interest in share capital - %	33.14	50.00	33.14	50.00	33.14

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2024, 2023 and 2022

10/31/2024
Associate
Hidrovias (Consolidated)
Current assets	1,234,849
Noncurrent assets	5,338,418
Current liabilities	1,705,175
Noncurrent liabilities	3,664,958
Equity	1,203,134

Net revenue	1,260,687
Gross profit	137,235
Net loss for the period	(324,791)

Number of shares or units held	318,925,700
Interest in share capital - %	41.94

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2024, 2023 and 2022

Balances and changes in investments in subsidiaries, joint ventures and associates are as follows:

	Joint ventures	Associates	Advances	Advances for future capital increase	Total
Balance as of December 31, 2021 (i)	71,389	7,204			78,593
Share of profit (loss) of subsidiaries, joint ventures and associates (*)	9,397	2,784	-	-	12,181
Dividends	(4,298)	(2,076)	-	-	(6,374)
Equity instrument granted (ii)	‐	‐	-	-	‐
Accumulated other comprehensive income	267	‐	-	-	267
Actuarial gain of post-employment benefits of subsidiaries, net of income and social contribution taxes	(1,440)	‐	-	-	(1,440)
Capital increase in cash	28,000	‐	-	-	28,000
Shareholder transactions - changes of interest	3,528	(3,528)	-	-	‐
Balance as of December 31, 2022 (i)	106,843	4,384	‐	‐	111,227
Share of profit (loss) of subsidiaries, joint ventures and associates (*)	9,840	2,068	‐	‐	11,908
Dividends	(11,072)	(2,200)	‐	‐	(13,272)
Equity instrument granted (ii)	899	‐	‐	‐	899
Acquisition of Terminal de Combustíveis Paulínia S.A. ("Opla")	210,096	‐	‐	‐	210,096
Capital decrease	(3,100)	‐	‐	‐	(3,100)
Other movements	342	‐	‐	‐	342
Balance as of December 31, 2023 (i)	313,848	4,252	‐	‐	318,100
Share of profit (loss) of subsidiaries, joint ventures and associates (*)	(34,625)	(92,557)	‐	‐	(127,182)
Amortization of fair value adjustments	(2,493)	‐	‐	‐	(2,493)
Dividends	‐	(1,196)	‐	‐	(1,196)
Equity instrument granted (ii)	‐	1,540	‐	‐	1,540
Accumulated other comprehensive income	(2,427)	37,458	‐	‐	35,031
Capital increase in cash	‐	42,985	‐	‐	42,985
Capital decrease in shares	(522)	‐	‐	‐	(522)
Advances for investments - GPA stations	‐	‐	90,000	-	90,000
Acquisition of shares of Hidrovias do Brasil S.A.	‐	647,201	‐	‐	647,201
Transfers of financial assets to investments (iii)	‐	645,333	‐	‐	645,333
Advance for future capital increase (iv)	‐	-	-	500,000	500,000
Other movements	599	(1,112)	‐	‐	(513)
Balance as of December 31, 2024 (i)	274,380	1,283,904	90,000	500,000	2,148,284

(*)	Adjusted for unrealized profits between subsidiaries.
(i)	Investments in subsidiaries, joint ventures and associates net of provision for equity deficit.
(ii)	Amounts refer to grants of long-term incentives in subsidiaries Ultrapar Mobilidade, Ultragaz Participações and Ultrapar Logística.
(iii)	Amounts refer to the acquisition of stake in Hidrovias do Brasil S.A. For further details, see Note 27.a.
(iv)	Amounts refer to the advance for future capital increase made in December 2024 by subsidiary Ultrapar Logística Ltda. in Hidrovias do Brasil S.A.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2024, 2023 and 2022

12. Right-of-use assets and leases payable

Accounting policy

The Company and its subsidiaries recognized in the statement of financial position right-of-use assets and the respective lease liabilities initially measured at the present value of future lease payments, discounted by the incremental loan rate of the Company, considering the related contract costs. Right-of-use assets include amounts related to port area lease grants.

The remeasurement of assets and liabilities based on the contractual index is recognized in the statement of financial position, not having an effect on the result. In case of cancellation of the contract, the assets and respective liabilities are written off to the result, considering, if it is the case, any penalties provided in contractual clauses. The Company and its subsidiaries have no intention of purchasing the underlying asset.

The amortization expenses of right-of-use assets are recognized in the statement of income over the lease contract term. When the right-of-use asset is used in the construction of the property, plant, and equipment (“PP&E”), its amortization is capitalized until the asset under construction is completed. The liability is increased for interest and decreased by lease payments made. The interest is recognized in the statement of income using the effective interest rate method.

For short-term leases of 12 months or less and lease contracts of low-value assets, which do not have a purchase option at the end of the contract the Company and its subsidiaries recognize the lease expense in the statement of income as incurred over the lease term.

a. Right-of-use assets

	Weighted average useful life (years)	Balance as of 12/31/2023	Additions and remeasurement (i)	Write-offs	Transfers (ii)	Amortization	Balance as of 12/31/2024
Cost:
Real estate	9	1,998,866	196,194	(207,945)	‐	‐	1,987,115
Port areas	32	314,964	2,025	‐	26,750	‐	343,739
Vehicles	3	270,388	143,043	(56,337)	‐	‐	357,094
Equipment	3	38,278	5,958	(10,591)	‐	‐	33,645
Others	20	27,846	‐	‐	‐	‐	27,846
		2,650,342	347,220	(274,873)	26,750	‐	2,749,439
Accumulated amortization:
Real estate	‐	(753,198)	‐	131,716	(4,402)	(197,849)	(823,733)
Port areas	‐	(44,620)	‐	‐	-	(8,072)	(52,692)
Vehicles	‐	(109,967)	‐	35,669	‐	(95,538)	(169,836)
Equipment	‐	(5,184)	‐	9,778	‐	(10,601)	(6,007)
Others	‐	(25,847)	‐	‐	‐	-	(25,847)
		(938,816)	‐	177,163	(4,402)	(312,060)	(1,078,115)
Net amount		1,711,526	347,220	(97,710)	22,348	(312,060)	1,671,324

(i)	Considers R$ 342,332 referring to additions and remeasurements between right-of-use assets and leases payable.
(ii)	Refers to the amortization of the right of use, which is being capitalized as Construction in progress until the beginning of its operation. Additionally, the cost includes the advance balance of the grant of Maceió carried out in Ipiranga.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2024, 2023 and 2022

	Weighted average useful life (years)	Balance as of 12/31/2022	Additions and remeasurement (i)	Write-offs	Transfers (ii)	Amortization	Acquisition of subsidiary (iii)	Balance as of 12/31/2023
Cost:
Real estate	10	2,019,898	140,245	(165,551)	‐	‐	4,274	1,998,866
Port areas	29	311,174	3,790	‐	‐	‐	‐	314,964
Vehicles	4	186,455	120,705	(71,781)	‐	‐	35,009	270,388
Equipment	5	26,345	12,910	(1,973)	‐	‐	996	38,278
Others	20	27,846	‐	‐	‐	‐	‐	27,846
		2,571,718	277,650	(239,305)	‐	‐	40,279	2,650,342
Accumulated amortization:
Real estate	‐	(634,688)	‐	95,896	(4,491)	(209,522)	(393)	(753,198)
Port areas	‐	(36,773)	‐	‐	‐	(7,847)	‐	(44,620)
Vehicles	‐	(83,902)	‐	63,708	‐	(80,661)	(9,112)	(109,967)
Equipment	‐	(2,850)	‐	1,974	‐	(4,151)	(157)	(5,184)
Others	‐	(22,128)	‐	‐	‐	(3,719)	‐	(25,847)
		(780,341)	‐	161,578	(4,491)	(305,900)	(9,662)	(938,816)
Net amount		1,791,377	277,650	(77,727)	(4,491)	(305,900)	30,617	1,711,526

(i)	Considers R$ 257,201 referring to additions and remeasurements between right-of-use assets and leases payable.
(ii)	Refers to the amortization of the right of use, which is being capitalized as Construction in progress until the beginning of its operation.
(iii)	For further information, see Note 27.

	Weighted average useful life (years)	Balance as of 12/31/2021	Additions and remeasurement	Write-offs	Transfers (i)	Amortization	Balance as of 12/31/2022
Cost:
Real estate	10	1,793,473	366,805	(140,380)	‐	‐	2,019,898
Port areas	29	299,630	11,868	(324)	‐	‐	311,174
Vehicles	4	146,173	115,666	(75,384)	‐	‐	186,455
Equipment	5	16,740	9,958	(353)	‐	‐	26,345
Others	20	27,846	‐	‐	‐	‐	27,846
		2,283,862	504,297	(216,441)	‐	‐	2,571,718
Accumulated amortization:
Real estate		(489,470)	‐	79,003	(5,311)	(218,910)	(634,688)
Port areas		(23,526)	‐	‐	‐	(13,247)	(36,773)
Vehicles		(98,867)	‐	66,554	‐	(51,589)	(83,902)
Equipment		(1,834)	‐	399	‐	(1,415)	(2,850)
Others		(18,870)	‐	‐	‐	(3,258)	(22,128)
		(632,567)	‐	145,956	(5,311)	(288,419)	(780,341)
Net amount		1,651,295	504,297	(70,485)	(5,311)	(288,419)	1,791,377

(i)	Refers to R$ 5,311 transferred to property, plant and equipment.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2024, 2023 and 2022

b. Leases payable

The changes in leases payable are shown below:

Balance as of December 31, 2021	1,348,311
Interest accrued	128,069
Payments of leases	(351,011)
Interest payment	(6,868)
Additions and remeasurement	482,439
Write-offs	(77,171)
Balance as of December 31, 2022	1,523,769
Interest accrued	143,005
Payments of leases	(213,527)
Interest payment	(145,586)
Additions and remeasurement	257,201
Write-offs	(71,569)
Acquisition of subsidiary	30,641
Balance as of December 31, 2023	1,523,934
Interest accrued	133,767
Payments of leases	(285,404)
Interest payment	(148,084)
Additions and remeasurement	342,332
Write-offs	(81,393)
Balance as of December 31, 2024	1,485,152
Current	316,460
Non-current	1,168,692

The undiscounted future cash outflows are presented below:

	12/31/2024	12/31/2023
Up to 1 year	355,336	418,450
1 to 2 years	282,945	322,165
2 to 3 years	240,984	227,785
3 to 4 years	188,002	189,744
4 to 5 years	158,559	147,977
More than 5 years	891,997	1,003,655
Total	2,117,823	2,309,776

The contracts of leases payable are substantially indexed by the IGP-M.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2024, 2023 and 2022

b.1. Discount rates

The weighted nominal average discount rates for the lease contracts of the Company are:

Contracts by maturity date and discount rate
Maturity dates of the contracts	Rate (% p.a.)
From 1 to 5 years	10.56%
From 6 to 10 years	10.16%
From 11 to 15 years	9.81%
More than 15 years	9.68%

c. Lease contracts of leases of low-value assets and short-term leases

	Up to 1 year	Between 1 and 5 years	Total
12/31/2024	8,022	2,637	10,659
12/31/2023	7,693	1,872	9,565

The amount of leases considered as of low value, short term and variable payments, recognized as an expense for the year ended December 31, 2024 was R$ 9,850 (R$ 7,794 for the year ended December 31, 2023 and R$ 18,466 for the year ended December 31,2022).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2024, 2023 and 2022

13. Property, plant, and equipment

Accounting policy

Property, plant and equipment items are measured at acquisition or construction cost, which also includes costs directly attributable to bringing the asset to operating conditions, including borrowing costs on qualifying assets and non-recoverable taxes, as well as, when applicable, the estimated costs of dismantling and removing property, plant and equipment and restoring the site where the asset is located, less accumulated depreciation and impairment losses. The borrowing costs related to funds raised for construction in progress shall be capitalized until the completion of these projects.

Depreciation is calculated using the straight-line method, taking into consideration the estimated useful lives of the assets, which are reviewed annually. Leasehold improvements are depreciated over the shorter of the contract term and the useful life of the asset.

	Weighted average useful life (years)	Balance as of 12/31/2023	Additions	Depreciation	Transfers (i)	Write-offs	Acquisition of subsidiaries (ii)	Balance as of 12/31/2024
Cost:
Land	-	607,152	12,968	‐	5,073	(15,569)	-	609,624
Buildings	31	1,646,996	8,904	‐	149,065	(61,770)	1,902	1,745,097
Leasehold improvements	15	1,292,998	37,867	‐	99,777	(15,300)	-	1,415,342
Machinery and equipment	11	3,530,184	143,782	‐	99,603	(16,382)	1,183	3,758,370
Automotive fuel/lubricant distribution equipment and facilities	14	3,361,637	80,317	‐	70,966	(327,319)	13,825	3,199,426
LPG tanks and bottles	8	1,006,398	116,503	‐	-	(37,114)	-	1,085,787
Vehicles	8	371,434	111,735	‐	(29,884)	(62,657)	5,257	395,885
Furniture and fixtures	8	212,640	12,649	‐	(154)	(3,965)	402	221,572
IT equipment	5	318,721	12,259	‐	(5,950)	(3,780)	-	321,250
Construction in progress	-	783,496	1,022,967	‐	(455,740)	(2,831)	‐	1,347,892
Advances to suppliers	-	32,557	19,834	‐	(6,558)	(867)	‐	44,966
Imports in progress	-	3,107	3,127	‐	(3,106)	‐	‐	3,128
		13,167,320	1,582,912	‐	(76,908)	(547,554)	22,569	14,148,339
Accumulated depreciation:
Buildings	‐	(536,518)	‐	(54,110)	4,126	28,014	(134)	(558,622)
Leasehold improvements	‐	(683,187)	‐	(75,957)	1,798	8,430	-	(748,916)
Machinery and equipment	‐	(2,147,842)	‐	(208,103)	1,776	6,612	(405)	(2,347,962)
Automotive fuel/lubricant distribution equipment and facilities	‐	(2,238,843)	‐	(164,248)	(7,870)	289,359	(1,082)	(2,122,684)
LPG tanks and bottles	‐	(605,298)	‐	(92,219)	-	27,449	-	(670,068)
Vehicles	‐	(181,511)	‐	(35,066)	35,776	26,792	(613)	(154,622)
Furniture and fixtures	‐	(130,117)	‐	(15,718)	642	2,784	(84)	(142,493)
IT equipment	‐	(254,952)	‐	(22,246)	8,136	3,387	-	(265,675)
		(6,778,268)	‐	(667,667)	44,384	392,827	(2,318)	(7,011,042)
Provision for impairment losses		(1,471)	(21)	‐	‐	161	‐	(1,331)
Net amount		6,387,581	1,582,891	(667,667)	(32,524)	(154,566)	20,251	7,135,966

(i) The remaining balance refers to R$ 22,348 transferred to right-of-use assets and R$ 10,176 transferred to intangible assets.

(ii) For further information, see Note 27.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2024, 2023 and 2022

	Weighted average useful life (years)	Balance as of 12/31/2022	Additions	Depreciation	Transfers (i)	Write-offs	Acquisition of subsidiaries	Balance as of 12/31/2023
Cost:
Land	-	619,116	1,053	‐	3,316	(16,369)	36	607,152
Buildings	31	1,532,506	27,100	‐	198,398	(111,899)	891	1,646,996
Leasehold improvements	11	1,169,326	30,348	‐	90,557	(12,458)	15,225	1,292,998
Machinery and equipment	11	3,186,759	111,726	‐	133,554	(14,634)	112,779	3,530,184
Automotive fuel/lubricant distribution equipment and facilities	13	3,213,123	86,714	‐	143,010	(92,744)	11,534	3,361,637
LPG tanks and bottles	8	920,287	129,567	‐	431	(43,887)	-	1,006,398
Vehicles	8	325,094	24,661	‐	1,351	(9,473)	29,801	371,434
Furniture and fixtures	9	201,708	12,326	‐	1,649	(4,547)	1,504	212,640
IT equipment	5	303,023	19,787	‐	4,516	(10,750)	2,145	318,721
Construction in progress	-	694,726	650,828	‐	(567,114)	‐	5,056	783,496
Advances to suppliers	-	18,139	20,501	‐	(6,263)	‐	180	32,557
Imports in progress	-	902	2,205	‐	‐	‐		3,107
		12,184,709	1,116,816	‐	3,405	(316,761)	179,151	13,167,320
Accumulated depreciation:
Buildings		(591,812)	‐	(46,187)	‐	101,919	(438)	(536,518)
Leasehold improvements		(618,256)	‐	(71,139)	‐	8,858	(2,650)	(683,187)
Machinery and equipment		(1,926,954)	‐	(194,666)	‐	13,499	(39,721)	(2,147,842)
Automotive fuel/lubricant distribution equipment and facilities		(2,113,657)	‐	(181,233)	‐	60,982	(4,935)	(2,238,843)
LPG tanks and bottles		(557,260)	‐	(83,777)	‐	35,739	-	(605,298)
Vehicles		(154,177)	‐	(29,483)	‐	5,608	(3,459)	(181,511)
Furniture and fixtures		(118,438)	‐	(14,032)		3,052	(699)	(130,117)
IT equipment		(239,978)	‐	(23,721)		10,058	(1,311)	(254,952)
		(6,320,532)	‐	(644,238)	‐	239,715	(53,213)	(6,778,268)
Provision for impairment losses		(1,764)	(89)	‐	‐	382	‐	(1,471)
Net amount		5,862,413	1,116,727	(644,238)	3,405	(76,664)	125,938	6,387,581

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

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2024, 2023 and 2022

	Weighted average useful life (years)	Balance as of 12/31/2021	Additions	Depreciation	Transfers (i)	Write-offs	Acquisition of subsidiaries (see Note 27)	Balance as of 12/31/2022
Cost:
Land	-	610,294	‐	-	23,539	(14,717)	-	619,116
Buildings	32	1,486,721	20,020	-	73,744	(47,979)	-	1,532,506
Leasehold improvements	13	1,056,179	40,685	-	82,317	(9,855)	-	1,169,326
Machinery and equipment	12	3,024,577	99,477	-	70,150	(7,518)	73	3,186,759
Automotive fuel/lubricant distribution equipment and facilities	13	3,245,586	96,208	-	12,680	(141,351)	-	3,213,123
LPG tanks and bottles	9	840,931	94,356	-	-	(15,000)	-	920,287
Vehicles	9	288,239	33,452	-	8,050	(4,647)	-	325,094
Furniture and fixtures	9	168,092	34,905	-	5,140	(6,531)	102	201,708
IT equipment	5	330,375	24,069	-	2,053	(53,863)	389	303,023
Construction in progress	-	452,248	482,043	-	(239,082)	(483)	-	694,726
Advances to suppliers	-	14,281	35,887	-	(32,029)	-	-	18,139
Imports in progress	-	181	902	-	(181)	-	-	902
		11,517,704	962,004	‐	6,381	(301,944)	564	12,184,709

Accumulated depreciation:
Buildings	(585,846)	-	(42,195)	-	36,229	-	(591,812)
Leasehold improvements	(573,553)	-	(58,172)	606	12,863	-	(618,256)
Machinery and equipment	(1,758,401)	-	(175,567)	-	7,024	(10)	(1,926,954)
Automotive fuel/lubricant distribution equipment and facilities	(2,050,533)	-	(175,899)	(3)	112,778	-	(2,113,657)
LPG tanks and bottles	(498,310)	-	(69,860)	-	10,910	-	(557,260)
Vehicles	(133,149)	-	(23,713)	-	2,685	-	(154,177)
Furniture and fixtures	(112,288)	-	(11,496)	(603)	5,953	(4)	(118,438)
IT equipment	(269,534)	-	(23,933)	‐	53,526	(37)	(239,978)
	(5,981,614)	‐	(580,835)	‐	241,968	(51)	(6,320,532)
Provision for impairment losses:
Land	(146)	-	-	-	-	-	(146)
Leasehold improvements	(18)	(12)	-	-	-	-	(30)
Machinery and equipment	(1,289)	(27)	-	-	(250)	-	(1,566)
Automotive fuel/lubricant distribution equipment and facilities	(46)	-	-	-	24	-	(22)
	(1,499)	(39)	‐	‐	(226)	‐	(1,764)
	5,534,591	961,965	(580,835)	6,381	(60,202)	513	5,862,413

(i) Refers to R$ 1,070 transferred from intangible assets and R$ 5,311 transferred from right-of-use assets.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2024, 2023 and 2022

14. Intangible assets

Accounting policy

Intangible assets include assets acquired by the Company and its subsidiaries from third parties, and are recognized according to the criteria below:

• Goodwill is shown as intangible assets corresponding to the positive difference between the amount paid or payable to the seller and the fair value of the identifiable assets and liabilities assumed of the acquired entity. Goodwill is tested for impairment annually or more frequently when there is indication that the goodwill might be impaired. Goodwill is allocated to the cash generating units, which represent the lowest level at which goodwill is monitored for impairment testing purposes.

• Other intangible assets acquired from third parties, such as software, technology, and commercial property rights, are measured at the amount paid on acquisition and amortizedusing the straight-line method, according to their useful lives, and are reviewed annually.

• The decarbonization credits (“CBIOS”) acquired are recorded at historical cost in intangible assets, being prescribed according to decree in the year to fulfill the individual target set by the National Agency of Petroleum, Natural Gas and Biofuels (“ANP”) and are not amortized. These assets are used to settle the annual decarbonization obligation adopted by Brazilian National Biofuels Policy (“RenovaBio”), implemented by Law No. 13,576/2017, with additional regulations established by Decree No. 9,888/2019 and Ordinance No. 419 of November 20, 2019 issued by the Brazilian Ministry of Mines and Energy. The obligation is recorded under a specific line item of the statement of financial position and is measured according to the target established by the ANP, through the average acquisition cost of credits acquired or the fair value of credits traded on B3 on the closing date for the credits to be acquired.

The Company and its subsidiaries have goodwill and brands acquired in business combinations, which are evaluated as intangible assets with indefinite useful life.

	Weighted average useful life (years)	Balance as of 12/31/2023	Additions	Amortization	Transfers (i)	Write-offs	Foreign exchange variations	Acquisition of subsidiaries (ii)	Balance as of 12/31/2024
Cost:
Goodwill (a)	-	943,125	‐	-	(115)	-	‐	39,349	982,359
Software (b)	5	1,503,601	226,098	‐	(18,475)	(3,969)	108	282	1,707,645
Distribution rights	14	155,174	20,101	‐	1,412	-	‐	‐	176,687
Brands (c)	-	62,303	‐	‐	(948)	‐	‐	11	61,366
Trademark rights (c)	30	120,960	41	‐	‐	‐	‐	‐	121,001
Others	3	15,127	224	‐	(4,211)	(529)	‐	‐	10,611
Decarbonization credits (CBIO)	-	710,710	713,453	‐	(389)	(1,423,452)	‐	‐	322
		3,511,000	959,917	-	(22,726)	(1,427,950)	108	39,642	3,059,991
Accumulated amortization:
Software		(826,773)	‐	(222,487)	32,886	2,756	‐	-	(1,013,618)
Distribution rights		(106,145)	‐	(4,860)	16	170	‐	‐	(110,819)
Trademark rights		(18,931)	‐	(4,389)	‐	323	‐	‐	(22,997)
Others		(5,234)	‐	(301)	-	1,308	‐	‐	(4,227)
		(957,083)	‐	(232,037)	32,902	4,557	‐	-	(1,151,661)

Net amount		2,553,917	959,917	(232,037)	10,176	(1,423,393)	108	39,642	1,908,330

(i) Refers to R$ 10,176 transferred from property, plant and equipment.

(ii) For further information, see Note 27.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2024, 2023 and 2022

	Weighted average useful life (years)	Balance as of 12/31/2022	Additions	Amortization	Transfers (i)	Write-offs	Foreign exchange variations	Acquisition of subsidiaries	Balance as of 12/31/2023
Cost:
Goodwill (a)	-	917,775	-	‐	‐	-	‐	25,350	943,125
Software (b)	5	1,299,088	273,310	‐	1,086	(79,909)	‐	10,026	1,503,601
Distribution rights	15	114,593	1,357	‐	‐	-	‐	39,224	155,174
Brands (c)	-	65,647	-	‐	‐	-	(3,344)	‐	62,303
Trademark rights (c)	30	114,792	25	‐	‐	-	‐	6,143	120,960
Others	3	177	‐	‐	‐	(3)	‐	14,953	15,127
Decarbonization credits (CBIO)	-	232,305	778,885	‐	‐	(300,480)	‐	‐	710,710
		2,744,377	1,053,577	‐	1,086	(380,392)	(3,344)	95,696	3,511,000
Accumulated amortization:
Software		(708,659)	‐	(192,976)	‐	79,720	‐	(4,858)	(826,773)
Distribution rights		(102,037)	‐	(2,956)	‐	‐	‐	(1,152)	(106,145)
Trademark rights		(14,930)	‐	(3,889)	‐	‐	‐	(112)	(18,931)
Others		(402)	‐	(4,835)	‐	3	‐	‐	(5,234)
		(826,028)	‐	(204,656)	‐	79,723	‐	(6,122)	(957,083)

Net amount		1,918,349	1,053,577	(204,656)	1,086	(300,669)	(3,344)	89,574	2,553,917

(i) Refers to R$ 1,086 transferred to intangible assets and R$ 4,491 transferred from right-of-use assets.

	Weighted average useful life (years)	Balance as of 12/31/2021	Additions	Amortizations	Transfers (i)	Write-offs	Exchange rate variation	Balance as of 12/31/2022
Cost:
Goodwill (a)	-	818,096	99,679	‐	‐	‐	‐	917,775
Software (c)	5	1,146,980	277,600	‐	173	(125,665)	‐	1,299,088
Distribution rights	12	114,593	‐	‐	‐	‐	‐	114,593
Brands (d)	-	69,198	‐	‐	‐	‐	(3,551)	65,647
Trademark rights (d)	39	114,792	‐	‐	‐	‐	‐	114,792
Others	10	421	999	‐	(1,243)	‐	‐	177
Decarbonization credits (CBIO) (b)	-	‐	635,130	‐	‐	(402,825)	‐	232,305
		2,264,080	1,013,408	‐	(1,070)	(528,490)	(3,551)	2,744,377
Accumulated amortization:
Software		(679,402)	-	(154,122)	‐	124,865	-	(708,659)
Distribution rights		(101,027)	-	(1,010)	-	-	-	(102,037)
Trademark rights		(11,993)	-	(2,937)	-	-	-	(14,930)
Others		(402)	-	-	-	-	-	(402)
		(792,824)	‐	(158,069)	‐	124,865	‐	(826,028)
Net amount		1,471,256	1,013,408	(158,069)	(1,070)	(403,625)	(3,551)	1,918,349

(i) Refers to R$ 1,070 transferred to property, plant and equipment

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2024, 2023 and 2022

a. Goodwill

	Segment	12/31/2024	12/31/2023
Goodwill on the acquisition of:
Ipiranga (i)	Ipiranga	276,724	276,724
União Terminais	Ultracargo	211,089	211,089
Texaco	Ipiranga	177,759	177,759
Stella	Ultragaz	103,051	103,051
Iconic (CBLSA)	Ipiranga	69,807	69,807
WTZ (27.b)	Ultragaz	52,038	‐
Temmar	Ultracargo	43,781	43,781
DNP	Ipiranga	24,736	24,736
Repsol	Ultragaz	13,403	13,403
Neogás	Ultragaz	7,761	7,761
Serra Diesel	Ultrapar	1,413	14,217
TEAS	Ultracargo	797	797
		982,359	943,125

As of December 31, 2024, the Company assessed the balances of goodwill shown in the table above for impairment. The determination of value in use involves assumptions, judgments, and estimates of cash flows, such as growth rates of revenues, costs and expenses, estimates of investments and working capital, and discount rates. The assumptions about growth projections of future cash flows are based on the Company’s business plan of its operating segments, as well as comparable market data, and represent management’s best estimate of the future economic conditions. The main key assumptions used by the Company to calculate the value in use are described below.

Period of evaluation: period of five years, after which the Company calculates the perpetuity, considering the possibility of carrying the business on indefinitely.

Discount rate and real growth rate: the nominal discount and real growth rates used to extrapolate the projections at December 31, 2024 ranged from 10.3% to 11.7% and -0.5% to 0.5% p.a., respectively, depending on the acquisition analyzed.

Revenue from sales and services, costs and expenses, and gross margin: considers the budget prepared for 2025 and the long-term strategic plan prepared by Management and presented to the Board of Directors.

Goodwill from investments in joint ventures and associates is presented under investments, for further information see Note 11.

b. Software

Includes user licenses and costs for the implementation of the various systems used by the Company and its subsidiaries: integrated management and control, financial management, foreign trade, industrial automation, operational and storage management, accounting information, and other systems. Also includes expenses related to software in progress in the amount of R$ 84,421 in 2024 (R$ 11,200 in 2023 and R$ R$ 18,673 in 2022).

c. Brands and trademarks rights

Brands are represented by the acquisition cost of the ‘am/pm’ brand in Brazil and the NEOgás brand, acquired in the business combination, and Chevron and Texaco trademarks rights.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2024, 2023 and 2022

15. Loans, financing, debentures and derivative financial instruments

Accounting policy

Financial liabilities are initially recognized at fair value, net of transaction costs incurred, and are subsequently measured at amortized cost or at fair value through profit or loss and updated using the effective interest rate and including charges. The financial liabilities at fair value through profit or loss refer to derivative financial instruments and financial liabilities designated as hedged items in a fair value hedge relationship upon initial recognition (see Note 25.g.1). Any difference between the proceeds (net of transaction costs) and the total amount payable is recognized in the statement of income over the period of the borrowings using the effective interest rate method. Fees paid on the contracting of loans are recognized as transaction costs and amortized taking into account the term of the loan, using the effective interest rate method.

a. Breakdown

					Consolidated
Description	Index/Currency	Weighted average financial charges 2024 (p.a.)	Weighted average hedging instruments	Maturity	12/31/2024	12/31/2023
Foreign currency:
Notes in the foreign market	USD	5.25%	139.0% of DI**	2026 to 2029	4,710,980	3,694,339
Foreign loan	JPY	1.31%	109.4% of DI	2025	501,524	439,852
Foreign loan	EUR	4.39%	109.2% of DI	2025	778,147	126,171
Foreign loan	USD	4.57%	105.9% of DI	2025	691,006	1,018,429
Total in foreign currency					6,681,657	5,278,791

Brazilian Reais:
Debentures – CRA	IPCA	5.30%	103.1% of DI	2025 to 2032	2,456,111	3,434,287
CCB	CDI	107.0%	n/a	2025 to 2026	1,464,624	552,407
Debentures - Ultragaz	CDI +	0.74%	n/a	2027 to 2029	731,667	‐
Debentures – Ultracargo	IPCA	4.11%	111.4% of DI	2028	534,706	556,677
Debentures – CRA	Fixed rate	11.17%	104.3% of DI	2027	477,827	539,914
CDCA	CDI	0.92%	n/a	2027	534,374	‐
Debentures – CRA	CDI	0.70%	n/a	2027	490,971	488,269
CDCA	CDI	108.7%	n/a	2025 to 2027	293,374	201,848
Constitutional Fund	IPCA	2.93%	69.5% of DI	2028 to 2041	114,472	‐
Debentures – Ultracargo	IPCA	6.28%	n/a	2032 to 2034	80,048	‐
FINEP	TJLP	1.00%	n/a	2025 to 2026	679	1,264
Debentures – Ultracargo	R$	6.47%	99.9% of DI	2024	‐	87,826
Total in Brazilian Reais					7,178,853	5,862,492
Total in foreign currency and Brazilian Reais					13,860,510	11,141,283
Derivative financial instruments (*)					441,600	626,734
Total					14,302,110	11,768,017
Current					3,552,760	1,993,254
1 to 2 years					3,261,425	1,879,412
2 to 3 years					1,611,526	2,243,967
3 to 4 years					2,062,967	1,023,820
4 to 5 years					2,437,398	1,691,595
More than 5 years					1,376,034	2,935,969
Non-current					10,749,350	9,774,763

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2024, 2023 and 2022

(*)	Accumulated losses (see Note 25.f).
(**)	Considers a protection instrument for a notional amount of US$ 300 million. Does not include the result of financial investments in dollars used as a natural hedge to the amount without protection instrument.

The changes in loans, financing, debentures and derivative financial instruments are shown below:

Balance as of December 31, 2021	16,377,643
New loans	1,519,580
Interest accrued	945,023
Principal payment	(5,848,611)
Interest payment	(914,979)
Monetary variantions and foreign variations	(587,064)
Change in fair value	(68,366)
Hedge result	327,135
Balance as of December 31, 2022	11,750,361
New loans	2,903,031
Interest accrued	761,052
Principal payment	(3,149,525)
Interest payment	(742,724)
Monetary variations and foreign exchange variations	(319,488)
Change in fair value	351,560
Hedge result	102,422
Balance of acquired company (see Note 27)	111,328
Balance as of December 31, 2023	11,768,017
New loans	4,179,974
Interest accrued	846,329
Principal payment	(2,718,953)
Interest payment	(798,653)
Monetary variations and foreign exchange variations	1,675,583
Change in fair value	(465,053)
Hedge result	(185,134)
Balance as of December 31, 2024	14,302,110

The transaction costs associated with debt issuance were deducted from the balance of the related liability and recognized in profit or loss according to the effective interest rate method. As of December 31, 2024, the amount recognized in profit or loss was R$ 18,928 (R$ 19,626 as of December 31, 2023 and R$ 30,420 as of December 31,2022). The balance to be recognized in the next years is R$ 69,914 (R$ 84,516 as of December 31, 2023).

b. Guarantees

As of December 31, 2024, there was R$ 114,472 in financing that had real guarantees. There was also R$ 13,586,936 (R$ 10,966,890 as of December 31, 2023) in financing without real guarantees with sureties or promissory notes.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2024, 2023 and 2022

The Company and its subsidiaries offer collateral in the form of letters of guarantee for commercial and legal proceedings in the amount of R$ 97,947 as of December 31, 2024 (R$ 103,600 as of December 31, 2023).

Subsidiary Ipiranga issues collateral to financial institutions in connection with the amounts payable by some of its customers to such institutions, with maximum future settlements related to these guarantees in the amount of R$ 219,700 (R$ 397,152 as of December 31, 2023). If subsidiary Ipiranga is required to make any payment under these collateral arrangements, this subsidiary may recover the amount paid directly from its customers through commercial collection. Until December 31, 2024, subsidiary Ipiranga did not have losses in connection with these collateral arrangements.

c. Relevant operations contracted in the year

The main operations contracted in the year are shown below:

Description	Index/ Currency	Financial charges	Hedging instruments	Issuance date	Maturity	Principal	Principal in R$	Remuneration payment	Nominal amount payment	Company
CDCA	%DI	108.00%	N/A	Jan/24	Jan/25	R$ 80,000	R$ 80,000	Quarterly	At final maturity	Ipiranga
4131	EUR	4.33%	111.9% of DI	Jan/24	Jan/25	EUR 23,500	R$ 126,195	Semiannually	At final maturity	Iconic
CCB	%DI	108.37%	N/A	Mar/24	Mar/25	R$ 500,000	R$ 500,000	Annually	At final maturity	Ipiranga
4131	EUR	4.43%	108.5% of DI	Mar/24	Mar/25	EUR 46,040	R$ 247,099	At final maturity	At final maturity	Ipiranga
4131	JPY	1.32%	108.9% of DI	Mar/24	Aug/24	JPY 3,760,000	R$ 123,742	At final maturity	At final maturity	Ultracargo Logística
4131	EUR	4.38%	108.5% of DI	Mar/24	Mar/25	EUR 45,977	R$ 246,897	At final maturity	At final maturity	Ultracargo Logística
CCB	%DI	108.37%	N/A	Apr/24	Apr/26	R$ 500,000	R$ 500,000	Annually	At final maturity	Ipiranga
4131	USD	6.11%	112.4% of DI	Apr/24	Apr/25	USD 9,728	R$ 48,601	Semiannually	At final maturity	Iconic
CDCA	DI +	0.92%	N/A	May/24	Apr/27	R$ 500,000	R$ 500,000	Annually	At final maturity	Ipiranga
4131	JPY	1.44%	108.1% of DI	May/24	Oct/24	JPY 7,530,077	R$ 258,500	At final maturity	At final maturity	Ultracargo Logística
CDCA	%DI	109.00%	N/A	Jun/24	Apr/27	R$ 200,000	R$ 200,000	Quarterly	2026 and 2027	Ipiranga
Debentures	CDI	0.65%	N/A	Jul/24	Jul/27	R$ 455,000	R$ 455,000	Semiannually	At final maturity	Cia Ultragaz
Debentures	CDI	0.90%	N/A	Jul/24	Jul/29	R$ 245,000	R$ 245,000	Semiannually	At final maturity	Cia Ultragaz
Debentures	IPCA	6.28%	N/A	Aug/24	Jun/34	R$ 80,000	R$ 80,000	Semiannually	At final maturity	Ultracargo Logística
4131	SOFR	1.29%	112.5% of DI	Sept/24	Sept/25	USD 4,535	R$ 25,000	Quarterly	At final maturity	Serra Diesel
CCB	%DI	103.00%	N/A	Nov/24	Nov/25	R$ 370,000	R$ 370,000	At final maturity	At final maturity	Iconic
FNE	IPCA	2.93%	69.5% of DI	Dec/24	Nov/41	R$ 151,464	R$ 151,464	Monthly with grace period	2028 to 2041	Ultracargo Logística

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2024, 2023 and 2022

d. Debentures

Refers to funds raised by Company and its subsidiaries used, substantially, on the ordinary course of its business.

Issuance date	Nature	Company	Issuing company	Issuance	Series	Maturity	Principal	Original remuneration	Hedge instrument/swap	Remuneration payment	Nominal amount payment
Apr/17	CRA	Ipiranga Prod. De Petróleo S.A.	Eco Consult - Consultoria de Oper. Financ. Agropecuárias Ltda.	5th	2nd	Apr/24	352,361	IPCA + 4.68%	93.9% of DI	Annually	At maturity
Oct/17	CRA	Ipiranga Prod. De Petróleo S.A.	Vert Companhia Securitizadora	7th	2nd	Oct/24	213,693	IPCA + 4.34%	97.3% of DI	Annually	At final maturity
Dec/18	CRA	Ipiranga Prod. De Petróleo S.A.	Vert Companhia Securitizadora	8th	2nd	Dec/25	240,000	IPCA + 4.61%	97.1% of DI	Annually	At final maturity
Nov/19	Debentures	Ultracargo Logistica S.A.	-	1st	Single	Nov/24	90,000	6.47%	99.94% of DI	Semiannually	At final maturity
Mar/21	Debentures	Ultracargo Soluções Logísticas S.A.	-	1st	Single	Mar/28	360,000	IPCA + 4.04%	111.4% of DI	Semiannually	At final maturity
Mar/21	Debentures	Ultracargo Logistica S.A.	-	2nd	Single	Mar/28	100,000	IPCA + 4.37%	111.4% of DI	Semiannually	At final maturity
Sept/21	CRA	Ipiranga Prod. De Petróleo S.A.	Vert Companhia Securitizadora	10th	Single	Sept/28	960,000	IPCA + 4.8287%	102.75% of DI	Semiannually	At final maturity
Jun/22	CRA	Ipiranga Prod. De Petróleo S.A.	Vert Companhia Securitizadora	11th	Single	Jun/32	1,000,000	IPCA + 6.0053%	104.8% of DI	Semiannually	Annual from the 8th year
Jun/23	CRA	Ipiranga Prod. De Petróleo S.A.	Vert Companhia Securitizadora	12th	1st	Jun/27	325,791	11.17% p.a.	105.1% of DI	Quarterly	At final maturity
Jun/23	CRA	Ipiranga Prod. De Petróleo S.A.	Vert Companhia Securitizadora	12th	2nd	Jun/27	292,209	DI + 0.70% p.a.	-	Quarterly	At final maturity
Jul/23	CRA	Ipiranga Prod. De Petróleo S.A.	Vert Companhia Securitizadora	13th	1st	Jul/27	200,000	11.17% p.a.	102.9% of DI	Quarterly	At final maturity
Jul/23	CRA	Ipiranga Prod. De Petróleo S.A.	Vert Companhia Securitizadora	13th	2nd	Jul/27	200,000	DI + 0.70% p.a.	-	Quarterly	At final maturity
Jul/24	Debentures	Companhia Ultragaz S.A.	-	2nd	1st	Jul/27	455,000	DI + 0.65% p.a.	-	Semiannually	At final maturity
Jul/24	Debentures	Companhia Ultragaz S.A.	-	2nd	2nd	Jul/29	245,000	DI + 0.90% p.a.	-	Semiannually	At final maturity
Aug/24	Debentures	Ultracargo Logistica S.A.	-	3rd	Single	Jul/34	80,000	IPCA + 6.28%	-	Semiannually	At final maturity

The Company and its subsidiaries contracted hedging instruments for variations of the respective indexes. The hedging instruments were designated as fair value hedges, therefore, debentures and hedging instruments are both presented at fair value from inception, with changes in fair value recognized in profit or loss. The debentures, loans and financing do not have financial covenants.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2024, 2023 and 2022

16. Trade payables

a. Trade payables

	12/31/2024	12/31/2023
Domestic suppliers	2,558,813	2,907,042
Trade payables - domestic related parties (see Note 8.b)	23,432	82,843
Foreign suppliers	776,052	1,628,177
Trade payables - foreign related parties (see Note 8.b)	160,088	64,609
	3,518,385	4,682,671

b. Trade payables - reverse factoring

Accounting policy

Trade payables - reverse factoring: These operations consist of the advance receipt of amounts by the supplier from financial institutions before their due date in order to provide to suppliers the opportunity to manage their receivables more effectively.

The assignment of receivables does not result in any costs or fees with the financial institutions for the Company's subsidiaries, nor in the granting of guarantees of any type to these financial institutions. The decision to join this type of transaction is solely and exclusively of the supplier.

The agreement does not substantially change the main characteristics of the commercial conditions previously established between the subsidiaries of the Company and the suppliers. Therefore, the amounts payable to financial institutions for these transactions are presented in the line item of suppliers.

As of December 31, 2024, to accurately reflect the essence of commercial transactions, the balance reverse factoring transactions for which suppliers have already received payments was R$ 1,014,504 (R$ 1,039,366 as of December 31, 2023). The average payment term, in days, of suppliers that have joined the reverse factoring transactions and comparable suppliers is presented below:

	Consolidated
	Reverse factoring	Comparable suppliers[1]
Average payment term	12	8

1Comparable suppliers are those that have not adhered to reverse financing agreements, considering specific characteristics of payment conditions.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2024, 2023 and 2022

17. Employee benefits and private pension plan

Accounting policy

The Company and its subsidiaries offer their employees a private pension plan of the defined contribution type and other benefits related to seniority bonus, payment of Government Severance Indemnity Fund for Employees (“FGTS”), health and dental care, and life insurance plans for eligible retirees. Annual actuarial studies, with the exception of the private pension plan, are prepared by an independent professional and reviewed by Management. The respective impacts are recognized in accordance with the projected unit credit method. The actuarial gains and losses are recognized in equity under “Accumulated other comprehensive income”.

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

In 2024, the Company’s subsidiaries contributed R$ 22,482 to Ultraprev (R$ 22,482 in 2023 and R$ 16,368 in 2022).

The balance of R$ 4,454 as of December 31, 2024 (R$ 18,271 as of December 31, 2023) regarding the reversal fund will be used to deduct normal sponsor contributions in a period of up to 18 months depending on the sponsor. The number of months is estimated according to the current amount being deducted from contributions of each sponsor.

The total number of participating employees as of December 31, 2024 is 3,801 active participants and 297 retired participants (4,053 active participants and 298 retired participants as of December 31, 2023). In addition, Ultraprev had 21 former employees or beneficiaries receiving benefits under the rules of a previous plan whose reserves are fully constituted.

b. Post-employment benefits

Some subsidiaries recognized a provision for post-employment benefits mainly related to seniority bonus, payment of FGTS, and health, dental care, and life insurance plans for eligible retirees.

The amounts related to such benefits are based on a valuation conducted by an independent actuary and reviewed by Management as of December 31, 2024.

	12/31/2024	12/31/2023
Health and dental care plan (1)	177,958	211,279
Indemnification of FGTS	32,420	38,456
Seniority bonus	1,795	2,026
Life insurance (2)	10,703	13,062
Total	222,876	264,823
Current	24,098	23,612
Non-current	198,778	241,211

(1) Applicable to Ipiranga, Tropical (merged by Ipiranga) and Iconic.

(2) Applicable to Ipiranga, Tropical (merged by Ipiranga), Ultragaz and Ultrapar.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2024, 2023 and 2022

Changes in the present value of the post-employment benefit obligation occurred as follows:

	12/31/2024	12/31/2023	12/31/2022
Opening balance	264,823	215,556	215,719
Expense for the year	27,077	17,521	20,944
Update/change of benefit	(10,094)	-	494
Actuarial (gains) losses from changes in actuarial assumptions	(41,727)	52,099	(2,589)
Benefits paid directly by the Company and its subsidiaries	(17,203)	(20,353)	(19,012)
Closing balance	222,876	264,823	215,556

The total expense for each year is presented below:

	12/31/2024	12/31/2023	12/31/2022
Health and dental care plan	20,420	11,182	14,660
Indemnification of FGTS	5,290	4,909	4,766
Seniority bonus	254	286	563
Life insurance	1,113	1,144	955
Total	27,077	17,521	20,944

The main actuarial assumptions used are:

Economic factors	12/31/2024	12/31/2023
	% p.a.	% p.a.
Discount rate for the actuarial obligation at present value – Indemnification of FGTS	11.97	9.41
Discount rate for the actuarial obligation at present value – Bonus	11.82	9.41
Average discount rate for the actuarial obligation at present value – Medical services	11.07	9.53
Discount rate for the actuarial obligation at present value – Life insurance	11.82	9.41
Average projected salary growth rate – FGTS indemnity	6.80	6.83
Average projected bonus growth rate	7.33	7.33
Inflation rate (long term)	3.5	3.5
Medical services growth rate	7.64	7.64

Demographic factors

Mortality Table for the life insurance benefit - CSO-80

Mortality Table for other benefits – AT 2000 Basic decreased by 10%

Disability Mortality Table - RRB 1983 and RRB-1944

Disability Table – Weak light

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2024, 2023 and 2022

Sensitivity analysis

The significant actuarial assumptions to determine the provision for post-employment benefits are: discount rate, salary growth and medical costs increases. The sensitivity analyses as of December 31, 2024, as shown below, were determined based on possible changes of assumptions occurring at the reporting date of the financial statements, keeping all other assumptions constant.

Assumption	Change in assumptions	Decrease in liability	Change in assumptions	Increase in liability
Discount rate	increase by 1.0 p.p.	19,736	decrease by 1.0 p.p.	23,953
Salary growth rate	decrease by 1.0 p.p.	284	increase by 1.0 p.p.	304
Medical services growth rate	decrease by 1.0 p.p.	18,385	increase by 1.0 p.p.	22,185

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

18. Provisions and contingent liabilities

Accounting policy

A provision for tax, civil and labor risks is recognized when there is a present obligation as a result of a past event, it is probable that a disbursement will be required to settle the obligation, and the amount can be reliably estimated, based on the opinion of Management and internal and external legal advisors, and the amounts are recognized based on estimates of the outcomes of the legal proceedings. The provision is recorded as an expense for the year. The update of this obligation is made according to the development of the legal proceeding or financial charges incurred and may be reversed if the loss estimate is no longer considered probable due to changes in circumstances, or when the obligation is settled. Contingent assets are disclosed when the associated economic benefits are probable and are only recognized in the financial statements in the period in which their realization is considered certain and their amount can be reliably measured.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2024, 2023 and 2022

a. Provisions for tax, civil and labor risks

The Company and its subsidiaries are parties to tax, civil and labor disputes at the administrative and judicial levels.

The table below presents the breakdown of provisions by nature and their changes:

Provisions	Balance as of 12/31/2023	Additions	Reversals (1)	Payments/ write-offs	Interest	Balance as of 12/31/2024
IRPJ and CSLL (a.1)	636,167	949	(15,124)	(610,534)	21,488	32,946
Tax	107,172	41,474	(72,427)	(10,002)	867	67,082
Civil, environmental and regulatory claims	150,258	66,215	(19,002)	(35,519)	20	161,972
Provision for indemnities (a.2)	203,780	19,519	(6,081)	(12,959)	2,549	206,808
Labor	59,144	18,468	(16,447)	(7,764)	768	54,169
Others	147,609	7,564	(15,148)	(6,684)	2,040	135,383
Total	1,304,130	154,189	(144,229)	(683,462)	27,732	658,360
Current	45,828					47,788
Non-current	1,258,302					610,572

(1) Of this amount, MR$ 28,612 corresponds to the reversals of updates.

Provisions	Balance as of 12/31/2022	Additions	Reversals	Payments	Interest	Acquisition of subsidiary	Balance as of 12/31/2023
IRPJ and CSLL (a.1)	559,217	14,597	(6,717)	‐	69,070	‐	636,167
Tax	68,434	46,743	(21,148)	(14,747)	27,101	789	107,172
Civil, environmental and regulatory claims	93,416	124,857	(29,402)	(39,071)	‐	458	150,258
Labor litigation	73,172	27,333	(27,308)	(16,310)	2,257	‐	59,144
Provision for indemnities (a.2)	150,820	32,691	(7,969)	‐	28,238	‐	203,780
Others	95,113	47,329	(8,031)	‐	13,198	‐	147,609
Total	1,040,172	293,550	(100,575)	(70,128)	139,864	1,247	1,304,130
Current	22,837						45,828
Non-current	1,017,335						1,258,302

Provisions	Balance as of 12/31/2021	Additions	Reversals	Payments	Interest	Acquisition of subsidiary	Balance as of 12/31/2022
IRPJ and CSLL (a.1)	552,172	7,154	(36,683)	‐	36,574	‐	559,217
Tax	84,155	35,238	(14,907)	(38,097)	2,045	‐	68,434
Civil, environmental and regulatory claims	108,761	18,326	(9,980)	(23,700)	9	‐	93,416
Labor litigation	95,460	22,663	(22,387)	(23,142)	578	‐	73,172
Provision for indemnities (a.2)	‐	150,820	‐	‐	‐	‐	150,820
Others	91,637	4,812	(3,850)	-	2,514	‐	95,113
Total	932,185	239,013	(87,807)	(84,939)	41,720		1,040,172
Current	119,942						22,837
Non-current	812,243						1,017,335

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2024, 2023 and 2022

Balances of escrow deposits by nature are as follows:

	12/31/2024	12/31/2023
Tax (a.1)	306,593	856,830
Labor	24,070	37,715
Civil and others	115,413	138,172
	446,076	1,032,717

In the year ended December 31, 2024, the monetary variation on escrow deposits amounted to R$ 45,336 (R$ 62,217 as of December 31, 2023 and R$ 26,969 as of December 31, 2022), recorded with a corresponding entry to financial income in profit or loss.

a.1 Provision for tax matters

On October 7, 2005, subsidiaries Ultragaz and Bahiana filed a writ of mandamus, in which a preliminary injunction was granted, later confirmed in a favorable lower court ruling on May 16, 2008. The decision authorized the offsetting of PIS and COFINS credits on the acquisition of LPG against debts from other federal taxes, and required them to make escrow deposits until the outcome of the litigation. On July 18, 2014, after an appellate court unfavorable decision, aligned with the STJ case law (Case 1.093), the subsidiaries suspended the escrow deposits and resumed the payment of the taxes. On October 21, 2024, with the withdrawal of the proceeding and a final and unappealable decision, the provision relating to this thesis was reverted and the escrow deposits, in the amount of R$ 621,009, were fully drawn down by the Federal Government, with no impact on profit or loss.

a.2 Provision for indemnities

On April 1, 2022, Ultrapar concluded the sale of Oxiteno, assuming the responsibility for losses resulting from acts that occurred prior to the closing of the transaction, pursuant to the purchase and sale agreement. The total provision recorded for the reimbursement to Indorama, in the event the losses materialize, is R$ 174,408 (R$ 168,567 as of December 31, 2023), of which R$ 95,274 (R$ 92,823 as of December 31, 2023) for labor claims, R$ 26,074 (R$ 17,584 as of December 31, 2023) for civil claims and R$ 53,060 (R$ 58,160 as of December 31, 2023) for tax claims.

On August 1, 2022, Ultrapar also concluded the sale of Extrafarma with subsidiary Ipiranga assuming the responsibility for losses prior to the closing of the transaction. Thus, a provision for the reimbursement to Pague Menos was recorded, in the event the losses materialize, totaling R$ 32,400 as of December 31, 2024 (R$ 35,074 as of December 31, 2023) referring to the provision for indemnity, of which R$ 12,074 (R$ 16,259 as of December 31, 2023) for labor claims, R$ 7,007 (R$ 6,420 as of December 31, 2023) for civil claims and R$ 13,319 (R$ 12,395 as of December 31, 2023) for tax claims.

b. Contingent liabilities (possible)

The Company and its subsidiaries are parties to tax, civil, environmental, regulatory, and labor claims whose likelihood of loss is assessed by the legal departments of the Company and its subsidiaries as possible, based on the analysis and opinion of their external legal advisors. Based on these assessments, no provision for these contingencies was recorded in the financial statements.

Contingent liabilities (possible)	12/31/2024	12/31/2023
Tax (b.1)	4,176,046	3,148,224
Civil (b.2)	815,203	624,653
Labor	293,938	240,515
	5,285,187	4,013,392

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2024, 2023 and 2022

b.1 Contingent tax liabilities

The Company and its subsidiaries are also parties to administrative and judicial proceedings involving IRPJ, CSLL, PIS and COFINS, substantially involving denials of offset claims and credit disallowance which total R$ 2,049,421 in December 31, 2024 (R$ 1,394,010 as of December 31, 2023), mainly represented by a tax assessment related to the IRPJ and CSLL resulting from the alleged undue amortization of the goodwill paid on the acquisition of investments, in the amount of R$ 266,619 as of December 31, 2024 (R$ 251,789 as of December 31, 2023).

Additionally, subsidiary Ipiranga and its subsidiaries have legal proceedings related to ICMS totaling R$ 1,357,445 as of December 31, 2024 (R$ 1,380,424 as of December 31, 2023). The main proceedings include: i) credits considered undue in the amount of R$ 94,640 as of December 31, 2024 (R$ 149,061 as of December 31, 2023), ii) alleged non-payment in the amount of R$ 154,914 as of December 31, 2024 (R$ 196,693 as of December 31, 2023); iii) conditioned fruition of tax incentive in the amount of R$ 191,549 as of December 31, 2024 (R$ 193,912 as of December 31, 2023); iv) inventory differences in the amount of R$ 279,448 as of December 31, 2024 (R$ 282,254 as of December 31, 2023); v) 2% surcharge on products considered non-essential (hydrated ethanol) in the amount of R$ 223,691 as of December 31, 2024 (R$ 271,518 as of December 31, 2023).

In addition, subsidiary Ipiranga and its subsidiaries are discussing the offset of excise tax (“IPI”) credits related to raw materials used in the manufacturing of products subject to taxation, which were subsequently sold and were not subject to IPI under the tax immunity. The amount of this contingency is R$ 194,508 as of December 31, 2024 (R$ 185,388 as of December 31, 2023).

b.2 Contingent civil liabilities

The main contingent civil liabilities refers to Ultragaz totaling R$ 187,460 as of December 31, 2024 (R$ 113,756 as of December 31, 2023) were filed by resellers seeking indemnity, nullity and termination of distribution agreements.

c. Lubricants operation between Ipiranga and Chevron

The provisions of shareholder Chevron’s liability amount to R$ 36,146 (R$ 29,022 as of December 31, 2023), for which an indemnity asset was recorded, referring mainly to: i) R$ 32,380 (R$ 25,777 as of December 31, 2023) in ICMS assessments on sales for industrial purposes, in which the STF closed the judgment of the thesis unfavorably to taxpayers; ii) R$ 3,545 (R$ 3,020 as of December 31, 2023) in labor claims.

Additionally, due to a business combination, on December 1, 2017, a provision of R$ 198,900 was recorded relating to contingent liabilities and an indemnification asset in the same amount was recognized, with a current balance of R$ 89,952 as of December 31, 2024 (R$ 95,905 as of December 31, 2023). The amounts of provisions and contingent liabilities related to the business combination and the liability of the shareholder Chevron will be reimbursed to subsidiary Iconic in the event of losses without the need to recognize an allowance for expected credit losses.
19. Subscription warrants – indemnification

Because of the association between the Company and Extrafarma on January 31, 2014, 7 subscription warrants – indemnification were issued, corresponding to up to 6,411,244 shares of the Company.

On February 23, 2022, August 3, 2022, February 15, 2023, August 9, 2023, February 28, 2024 and August 7, 2024, the Board of Directors confirmed the issuance of 43,925, 21,472, 31,211, 8,199, 191,778 and 35,235, respectively, common shares within the authorized capital limit provided by article 6 of the Company’s Bylaws, due to the partial exercise of the rights conferred by the subscription warrants.

As set out in the association agreement between the Company and Extrafarma of January 31, 2014 and due to the unfavorable decisions on some lawsuits with triggering events prior to January 31, 2014, 775,291 shares linked to the subscription warrants – indemnification were canceled and not issued. As of December 31, 2024, R$ 31,657 was recorded as financial income (financial expenses of R$ 45,084 as of December 31, 2023 and financial income of R$ 5,099 as of December 31, 2022) due to the update of subscription warrants, and 3,006,641 shares linked to subscription warrants – indemnification remain retained which may be issued or canceled depending on whether the final decisions on the lawsuits will be favorable or unfavorable, being the maximum number of shares that can be issued in the future, totaling R$ 47,745 (R$ 87,299 as of December 31, 2023).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2024, 2023 and 2022

20. Equity

a. Share capital

As of December 31, 2024, the subscribed and paid-up capital consists of 1,115,439,503 common shares with no par value (1,115,212,490 as of December 31, 2023), and the issuance of preferred shares and participation certificates is prohibited. Each common share entitles its holder to one vote at Shareholders’ Meetings.

On April 19, 2023 the Ordinary General Shareholders’ Meeting approved the increase in the Company's capital in the total amount of R$ 1,450,000, without the issuance of shares, through the incorporation into the share capital of part of the amounts recorded in the statutory reserve for investments, of R$ 567,425, and amounts recorded in the legal reserve, of R$ 882,575.

The price of the outstanding shares on B3 as of December 31, 2024 was R$ 15.88 (R$ 26.51 as of December 31, 2023 and R$ 12.61 as of December 31, 2022).

As of December 31, 2024, there were 65,757,889 common shares outstanding abroad in the form of ADRs (52,197,033 shares as of December 31, 2023 and 58,895,761 shares as of December 31,2022).

b. Equity instrument granted

The Company has a share-based incentive plan, which establishes the general terms and conditions for the concession of common shares issued by the Company and held in treasury (see Note 8.d). As of December 31, 2024, the balance of treasury shares granted with right of use was 14,083,439 common shares (9,515,384 as of December 31, 2023).

c. Treasury shares

The Company acquired its own shares at market prices, without capital reduction, to be held in treasury and to be subsequently disposed of or cancelled.

On November 28, 2024, the Company's Board of Directors approved a buyback program of shares issued by the Company, effective for twelve months starting on December 2, 2024 and limited to a maximum of 25,000,000 common shares. In 2024, 8,900,000 shares were acquired at an average cost of R$ 16.74 per share.

As of December 31, 2024, the balance was R$ 596,400 (R$ 470,510 as of December 31, 2023) and 19,283,471 common shares (16,195,439 as of December 31, 2023 and 19,974,556 as of December 31,2022) were held unrestricted in the Company's treasury, acquired at an average cost of R$ 17.87 per share.

	12/31/2024	12/31/2023
Balance of unrestricted shares held in treasury	19,283,471	16,195,439
Balance of treasury shares granted with right of use (see Note 20.b)	14,083,439	9,515,384
Total balance of treasury shares as of December 31, 2024	33,366,910	25,710,823

d. Capital reserve

The capital reserve reflects the gain or loss on the disposal of shares for concession of usufruct to executives of the Company's subsidiaries, when the plan is finalized, as mentioned in Note 8.d. Because of the association with Extrafarma in 2014, the Company recognized an increase in the capital reserve in the amount of R$ 498,812, due to the difference between the value attributed to share capital and the market value of the Ultrapar shares on the date of issuance, less R$ 2,260 related to the costs for the issuance of these shares. Additionally, on February 15, 2023, August 9, 2023, February 28, 2024 and August 7, 2024, there was an increase in the reserve in the amounts of R$ 411, R$ 149, R$ 5,631 and R$ 821, respectively, due to the partial exercise of the subscription warrants – indemnification (see Note 19).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2024, 2023 and 2022

e. Revaluation reserve

The revaluation reserve, recognized prior to the adoption of the international accounting standards (IFRS Accounting Standards), reflects the revaluation of assets of subsidiaries and is based on depreciation, write-off, or disposal of the revalued assets of the subsidiaries, as well as the tax effects recognized by these subsidiaries.

f. Profit reserves

f.1 Legal reserve

Under Brazilian Corporate Law the Company is required to allocate 5% of net annual earnings to a legal reserve, until the balance reaches 20% of share capital. As of December 31, 2024, the legal reserve totaled R$ 240,127 (R$ 121,990 as of December 31, 2023). This reserve may be used to increase capital or to absorb losses but may not be distributed as dividends.

f.2 Investments statutory reserve

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

The investments reserve is free of distribution restrictions and totaled R$ 7,746,973 as of December 31, 2024 (R$ 6,267,569 as of December 31, 2023).

g. Accumulated other comprehensive income

(i)	Gains and losses on the hedging instruments of exchange rate related to firm commitment and highly probable transactions designated as cash flows hedges are recognized in equity as “Accumulated other comprehensive income”. Gains and losses are reclassified to initial cost of non-financial assets recognized in the statement of income at the moment of paid-off of the hedge instrument.
(ii)	The variation in exchange rates on assets, liabilities and profit or loss of foreign associates with a functional currency different from the functional currency of the Company and its own management is recognized directly in equity. This cumulative effect is reflected in profit or loss as a gain or loss only in case of disposal or write-off of the investment.
(iii)	Actuarial gains and losses relating to post-employment benefits, calculated based on a valuation conducted by an independent actuary, are recognized in equity under the heading “Accumulated other comprehensive income”. Gains and losses recorded in equity are not reclassified to profit or loss in subsequent periods.
(iv)	The Company also recognizes in this line item the effect of changes in the non-controlling interest in subsidiaries that do not result in loss of control. This amount corresponds to the difference between the amount by which the non-controlling interest was adjusted and the fair value of the consideration received or paid and represents a transaction with shareholders.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2024, 2023 and 2022

Balance and changes in Accumulated other comprehensive income of the Company are as follows:

	Fair value of cash flow hedging instruments (i)	Cumulative translation adjustments (ii)	Fair value of financial investments	Actuarial gain/(loss) of post-employment benefits (iii)	Non-controlling shareholders interest change (iv)	Others	Total
As of December 31, 2021	(601,301)	-	(403)	(17,803)	197,369	-	(422,138)
Changes in fair value of financial instruments	910,804	-	403	-	-	747	911,954
IRPJ and CSLL on fair value	(309,503)	-	-	-	-	-	(309,503)
Actuarial gains of post-employment benefits of subsidiaries	-	-	-	(610)	-	-	(610)
IRPJ and CSLL on actuarial gains	-	-	-	271	-	-	271
As of December 31, 2022	‐	‐	‐	(18,142)	197,369	747	179,974
Changes in fair value of financial instruments	(11,375)	‐	‐	‐	‐	284	(11,091)
IRPJ and CSLL on fair value	3,691	‐	‐	‐	‐	‐	3,691
Actuarial gains of own and subsidiaries’ post-employment benefits	‐	‐	‐	(28,710)	‐	‐	(28,710)
IRPJ and CSLL on actuarial gains	‐	‐	‐	10,244	‐	‐	10,244
As of December 31, 2023	(7,684)	‐	‐	(36,608)	197,369	1,031	154,108
Changes in fair value of financial instruments	12,186	-	-	‐	‐	52	12,238
IRPJ and CSLL on fair value	(3,691)	‐	‐	‐	‐	‐	(3,691)
Actuarial gains of own and subsidiaries’ post-employment benefits	‐	‐	‐	24,587	‐	‐	24,587
IRPJ and CSLL on actuarial gains	‐	‐	‐	(9,164)	‐	‐	(9,164)
Currency translation adjustment of foreign associates	-	36,134	-	-	-	-	36,134
As of December 31, 2024	811	36,134	-	(21,185)	197,369	1,083	214,212

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2024, 2023 and 2022

h. Approval of additional dividends to the minimum mandatory dividends

On February 28, 2024, the Board of Directors approved and on April 17, 2024 the Ordinary General Shareholders’ Meeting ratified the payment of the Company’s additional dividends to the Company's minimum mandatory dividends related to 2023 in the amount of R$ 134,031.

On August 7, 2024, the Board of Directors approved the advance payment of the 2024 dividends in the amount of R$ 275,971, corresponding to R$ 0.25 per common share, payable as of August 23, 2024, without remuneration or monetary variation.

i. Allocation of income for the year

The shareholders of the Company are entitled under the Bylaws to a minimum annual dividend of 25% of adjusted net income, after allocation of 5% to the legal reserve, calculated in accordance with Brazilian Corporate Law. Dividends and interest on capital proposed above the statutory obligation are recognized in equity until approved at the shareholders’ meeting. The proposed dividends payable for the year 2022, the amount of which as of December 31, 2022 totaled R$ 109,515 (R$ 0.10 - ten cents of Brazilian Real per share), were approved by the Board of Directors on February 15, 2023 and were paid from March 3, 2023 onwards. The proposed dividends payable for the year 2023, the amount of which as of December 31, 2023 totaled R$ 439,684 (R$ 0.40 - forty cents of Brazilian Real per share), were approved by the Board of Directors on February 28, 2024 and were paid from March15, 2024 onwards. The proposed dividends payable for the year 2024, the amount of which as of December 31, 2024 totaled R$ 493,301 (R$ 0.45 – forty-five cents of Brazilian Real per share) were approved by the Board of Directors on February 26, 2025 and were paid from March 14, 2025 onwards.

The management's proposal for the allocation of net income for 2024 and for distribution of dividends is as follows:

Allocation of net income	12/31/2024	12/31/2023	12/31/2022
Net income for the year attributable to shareholders of Ultrapar	2,362,740	2,439,795	1,800,839
Legal reserve (5% of the profit)	(118,137)	(121,990)	(90,042)
Adjusted net income (basis for dividends)	2,244,603	2,317,805	1,710,797
Minimum mandatory dividends for the year (25% of the adjusted net income)	561,151	579,451	427,699
Interim dividends already distributed (R$ 0.25 per share in 2024 and 2023)	(275,971)	(273,798)	-
Interest in capital, net of income tax, already paid (R$ 0.35 per share in 2022) (*)	-	-	(396,314)
Additional dividends to the minimum mandatory dividends	208,121	134,031	78,130
Balance of proposed dividends payable (R$ 0.45 per share in 2024, R$ 0.40 per share in 2023, and R$ 0.10 per share in 2022)	493,301	439,684	109,515

Allocation of net income
Legal reserve (5% of the profit)	118,137	121,990	90,042
Statutory reserve	1,475,331	1,604,323	1,204,968
Interim dividends	275,971	273,798	-
Interest on capital, net of income tax, already paid (R$ 0.35 per share) (*)	-	-	396,314
Complementary minimum mandatory dividends for the year (25% of the adjusted net income (-) interim dividends)	285,180	305,653	31,385
Additional dividends to the minimum mandatory dividends	208,121	134,031	78,130
Total distribution of net income for the year attributable to shareholders of Ultrapar	2,362,740	2,439,795	1,800,839

(*) The gross amount of interest on capital was R$ 450,004

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2024, 2023 and 2022

Changes in dividends payable are as follows:

Balance as of December 31, 2021	202,860
Provisions	429,964
Prescribed dividends	(2,948)
Payments	(581,351)
Balance as of December 31, 2022	48,525
Provisions	688,189
Prescribed dividends	(2,048)
Payments	(400,025)
Balance as of December 31, 2023	334,641
Dividends payable	829,857
Dividends prescribed	(3,369)
Payments	(833,658)
Balance as of December 31, 2024	327,471

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2024, 2023 and 2022
21. Costs, expenses and other operating results by nature

The Company presents its results by nature in the consolidated statement of income and details below its costs, expenses and other operating results by nature:

	2024	2023	2022
Raw materials and materials for use and consumption	(121,796,193)	(114,657,376)	(135,651,809)
Personnel expenses	(2,591,309)	(2,335,738)	(1,657,783)
Freight and storage	(1,276,230)	(1,378,054)	(1,033,718)
Decarbonization obligation (a)	(584,371)	(740,298)	(638,542)
Services provided by third parties	(759,638)	(662,542)	(442,379)
Depreciation and amortization	(900,673)	(840,377)	(732,241)
Amortization of right-of-use assets	(312,060)	(305,900)	(288,419)
Advertising and marketing	(221,344)	(235,167)	(102,205)
Extemporaneous tax credits (b)	‐	19,527	34,247
Other expenses and income, net	(155,806)	(468,794)	45,604
Total	(128,597,624)	(121,604,719)	(140,467,245)
Classified as:
Cost of products and services sold	(123,811,893)	(116,730,469)	(136,276,257)
Selling and marketing	(2,499,547)	(2,253,226)	(2,141,985)
General and administrative	(1,872,092)	(2,018,159)	(1,534,481)
Other operating income (expenses), net	(414,092)	(602,865)	(514,522)
Total	(128,597,624)	(121,604,719)	(140,467,245)

(a)	Refers to the obligation established by the RenovaBio program to meet decarbonization targets for the gas and oil sector. The amounts are presented in Other operating income (expenses), net. For further information, see Note 14.
(b)	Refers substantially to the exclusion of ICMS from the PIS and COFINS calculation basis.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2024, 2023 and 2022

22. Financial result

	2024	2023	2022
Finance income:
Interest on financial investments	514,460	518,607	388,675
Interest from customers	173,184	127,562	128,052
Update of subscription warrants (see Note 19)	31,657	‐	5,099
Selic interest on PIS/COFINS credits	57,839	132,257	35,268
Update of provisions and other income	103,934	102,458	149,595
	881,074	880,884	706,689
Financial expenses:
Interest on loans	(1,235,748)	(1,482,183)	(1,465,259)
Interest on leases payable	(133,767)	(143,005)	(128,069)
Update of subscription warrants (see Note 19)	‐	(45,084)	‐
Bank charges, financial transactions tax, and other taxes	(151,518)	(156,481)	(119,828)
Foreign exchange variations, net of gain (loss) on derivative financial instruments	(280,861)	38,161	(458,032)
Update of provisions, net, and other expenses	(11,114)	(91,422)	(4,709)
	(1,813,008)	(1,880,014)	(2,175,897)
Total	(931,934)	(999,130)	(1,469,208)

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2024, 2023 and 2022

23. Earnings per share

The table below presents a reconciliation of numerators and denominators used in computing earnings per share. The Company has a stock plan and subscription warrants, as mentioned in Notes 8.d and 19, respectively.

	2024	2023	2022
	Total	Total	Continuing operations	Discontinued operations	Total
Basic earnings per share
Net income for the year of the Company	2,362,740	2,439,795	1,498,981	301,858	1,800,839
Weighted average number of shares outstanding (in thousands)	1,102,130	1,095,469	1,091,990	1,091,990	1,091,990
Basic earnings per share - R$	2.1438	2.2272	1.3727	0.2764	1.6491
Diluted earnings per share
Net income for the year of the Company	2,362,740	2,439,795	1,498,981	301,858	1,800,839
Weighted average number of outstanding shares (in thousands), including dilution effects	1,117,595	1,104,942	1,098,692	1,098,692	1,098,692
Diluted earnings per share - R$	2.1141	2.2081	1.3643	0.2747	1.6391
Weighted average number of shares (in thousands)
Weighted average number of shares for basic earnings per share	1,102,130	1,095,469			1,091,990
Dilution effect
Subscription warrants	3,051	3,334			3,445
Stock plan	12,414	6,139			3,257
Weighted average number of shares for diluted earnings per share	1,117,595	1,104,942			1,098,692

Earnings per share were adjusted retrospectively by the issuance of 2,629,311 common shares due to the partial exercise of the rights conferred by the subscription warrants disclosed in Note 19.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2024, 2023 and 2022

24. Segment information

The segments shown in these financial statements are strategic business units supplying different products and services. Intersegment sales are made considering the conditions negotiated between the parties.

The main segments are presented in the table below:

Segment	Main activities
Ultragaz

Distribution of liquefied petroleum gas (LPG) in the segments: bulk, comprising condominiums, trade, services, industries and agribusiness; and bottled, mainly comprising residential consumers. To expand the offer of energy solutions to its customers, the company also operates in the segments of renewable energy solutions and compressed natural gas.

Ipiranga

Distribution and sale of oil-related products, biofuels and similar products (gasoline, ethanol, diesel, fuel oil, kerosene, natural gas for vehicles, and lubricants) to service stations that operate under the Ipiranga brand throughout Brazil and to major consumers and carrier-reseller-retailer (TRRs), as well as in the convenience stores and automotive services segments.

Ultracargo	Operates in specialized liquid bulk storage solutions in the main logistics centers of Brazil.

a. Geographic area information

The subsidiaries generate revenue from operations in Brazil, as well as from exports of products and services to foreign customers, as disclosed below:

	2024	2023	2022
Net revenue from sales and services:
Brazil	132,311,614	124,400,378	140,801,146
Europe	50,717	202,665	607,416
United States of America and Canada	681,136	1,084,594	1,785,413
Other Latin American countries	202,949	204,306	73,351
Singapore	166,673	145,082	359,250
Others	85,824	11,676	8,132
Total	133,498,913	126,048,701	143,634,708

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2024, 2023 and 2022

b. Financial information related to segments

The main financial information of each of the continuing operations of the Company’s segments is as follows.

12/31/2024
Profit or loss	Ipiranga	Ultragaz	Ultracargo	Others (1) (2)	Subtotal Segments	Eliminations	Total

Net revenue from sales and services	121,336,232	11,288,418	1,075,558	8,691	133,708,899	(209,986)	133,498,913
Transactions with third parties	121,335,586	11,287,337	875,997	(7)	133,498,913	‐	133,498,913
Intersegment transactions	646	1,081	199,561	8,698	209,986	(209,986)	-
Cost of products and services sold	(114,730,458)	(8,895,244)	(386,568)	‐	(124,012,270)	200,377	(123,811,893)
Gross profit	6,605,774	2,393,174	688,990	8,691	9,696,629	(9,609)	9,687,020
Operating income (expenses)
Selling and marketing	(1,886,281)	(606,609)	(10,723)	(11)	(2,503,624)	4,077	(2,499,547)
General and administrative	(1,132,913)	(344,060)	(176,687)	(230,068)	(1,883,728)	11,636	(1,872,092)
Results from disposal of property, plant and equipment and intangible assets	167,657	4,134	(24)	70	171,837	‐	171,837
Other operating income (expenses), net	(512,714)	82,552	13,692	2,378	(414,092)	‐	(414,092)
Operating income (loss)	3,241,523	1,529,191	515,248	(218,940)	5,067,022	6,104	5,073,126
Share of profit (loss) of subsidiaries, joint ventures and associates	(8,654)	578	3,433	(122,539)	(127,182)	‐	(127,182)
Amortization of fair value adjustments on associates acquisition	‐	‐	(2,493)	‐	(2,493)	‐	(2,493)
Total share of profit (loss) of subsidiaries, joint ventures and associates	(8,654)	578	940	(122,539)	(129,675)	‐	(129,675)
Income (loss) before financial result and income and social contribution taxes	3,232,869	1,529,769	516,188	(341,479)	4,937,347	6,104	4,943,451
Depreciation and amortization (a)	444,924	284,153	118,559	19,451	867,087	(5,953)	861,134
Amortization of contractual assets with customers - exclusivity rights	553,840	1,243	‐	-	555,083	‐	555,083
Amortization of right-of-use assets	213,092	66,081	29,998	2,889	312,060	‐	312,060
Amortization of fair value adjustments on associates acquisition	‐	‐	2,493	‐	2,493	‐	2,493
Total depreciation and amortization	1,211,856	351,477	151,050	22,340	1,736,723	(5,953)	1,730,770

(a)	The amount is net of PIS and COFINS on depreciation in the amount of R$ 39,539.
(1)	Includes in the line “General and administrative and Revenue from sale of goods” the amount of R$ 172,242 in 2024 of expenses related to Ultrapar's holding structure.
(2)	The “Others” column refers to the parent Ultrapar and subsidiaries Imaven, Ultrapar International, UVC Investimentos, UVC - Fundo de investimento and share of profit (loss) of joint ventures RPR and Hidrovias.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2024, 2023 and 2022

12/31/2023
Profit or loss	Ipiranga (Restated) (3)	Ultragaz	Ultracargo	Others (Restated) (1) (2) (3)	Subtotal Segments	Eliminations	Total

Net revenue from sales and services	114,551,830	10,670,793	1,015,564	14,308	126,252,495	(203,794)	126,048,701
Transactions with third parties	114,551,827	10,669,365	815,249	12,260	126,048,701	‐	126,048,701
Intersegment transactions	3	1,428	200,315	2,048	203,794	(203,794)	‐
Cost of products and services sold	(108,074,324)	(8,485,215)	(355,798)	‐	(116,915,337)	184,868	(116,730,469)
Gross profit	6,477,506	2,185,578	659,766	14,308	9,337,158	(18,926)	9,318,232
Operating income (expenses)
Selling and marketing	(1,615,178)	(626,554)	(11,395)	(99)	(2,253,226)	‐	(2,253,226)
General and administrative	(1,318,092)	(298,171)	(167,344)	(253,478)	(2,037,085)	18,926	(2,018,159)
Results from disposal of property, plant and equipment and intangible assets	170,604	13,199	103	(2,915)	180,991	(59,056)	121,935
Other operating income (expenses), net	(657,376)	20,191	2,335	31,985	(602,865)	‐	(602,865)
Operating income (loss)	3,057,464	1,294,243	483,465	(210,199)	4,624,973	(59,056)	4,565,917
Share of profit (loss) of subsidiaries, joint ventures and associates	(7,508)	26	11,764	7,626	11,908	‐	11,908
Income (loss) before financial result and income and social contribution taxes	3,049,956	1,294,269	495,229	(202,573)	4,636,881	(59,056)	4,577,825
Depreciation and amortization (a)	429,809	291,462	105,274	14,324	840,869	(492)	840,377
Amortization of contractual assets with customers - exclusivity rights	606,036	1,410	‐	‐	607,446	‐	607,446
Amortization of right-of-use assets	211,934	61,124	30,454	2,388	305,900	‐	305,900
Total depreciation and amortization	1,247,779	353,996	135,728	16,712	1,754,215	(492)	1,753,723

(a)	The amount is net of PIS and COFINS on depreciation in the amount of R$ 8,517.
(1)	Includes in the line “General and administrative and Revenue from sale of goods” the amount of R$ 167,929 in 2023 of expenses related to Ultrapar's holding structure.
(2)	The “Others” column refers to the parent Ultrapar and subsidiaries Imaven, Ultrapar International, UVC Investimentos, UVC - Fundo de investimento and share of profit (loss) of joint venture RPR.
(3)	Refers to a change on the corporate structure which the companies Eaí and Millenium became part of Ipiranga consolidated, being restated in 2023 for compability purposes.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2024, 2023 and 2022

12/31/2022
Statement of income	Ipiranga	Ultragaz	Ultracargo	Others (1) (2)	Subtotal Segments	Eliminations	Total

Net revenue from sales and services	131,337,966	11,483,398	867,148	218,770	143,907,282	(272,574)	143,634,708
Transactions with third parties	131,253,637	11,480,697	684,350	216,024	143,634,708	‐	143,634,708
Intersegment transactions	84,329	2,701	182,798	2,746	272,574	(272,574)	‐
Cost of products and services sold	(126,569,490)	(9,446,354)	(340,621)	(185,914)	(136,542,379)	266,122	(136,276,257)
Gross profit	4,768,476	2,037,044	526,527	32,856	7,364,903	(6,452)	7,358,451
Operating income (expenses)
Selling and marketing	(1,552,636)	(576,087)	(12,701)	(561)	(2,141,985)	‐	(2,141,985)
General and administrative	(828,753)	(257,315)	(134,208)	(320,657)	(1,540,933)	6,452	(1,534,481)
Gain (loss) on disposal of property, plant and equipment and intangible assets	168,709	(1,381)	(887)	2,848	169,289	‐	169,289
Other operating income (expenses), net	(525,966)	6,235	3,330	1,879	(514,522)	‐	(514,522)
Operating income	2,029,830	1,208,496	382,061	(283,635)	3,336,752	‐	3,336,752
Share of profit (loss) of subsidiaries, joint ventures and associates	(10,052)	13	(3,880)	26,100	12,181	‐	12,181
Income (loss) before financial result and income and social contribution taxes	2,019,778	1,208,509	378,181	(257,535)	3,348,933	‐	3,348,933
Depreciation of PP&E and amortization of intangible assets	353,962	239,204	94,337	44,738	732,241	‐	732,241
Amortization of contractual assets with customers - exclusivity rights	503,751	1,502	-	‐	505,253	(346)	504,907
Amortization of right-of-use assets	191,178	56,177	37,124	3,940	288,419	‐	288,419
Total depreciation and amortization	1,048,891	296,883	131,461	48,678	1,525,913	(346)	1,525,567

(1)	Includes in the line “General and administrative and Revenue from sale of goods” the amount of R$ 157,621 in 2022 of expenses related to Ultrapar's holding structure.
(2)	The “Others” column refers to the parent Ultrapar and the subsidiaries Abastece Aí, Millenium, Serma, Imaven Imóveis Ltda. (“Imaven”), Ultrapar International, Ultrapar Empreendimentos, UVC Investimentos, UVC - Fundo de investimento and share of profit (loss) of joint venture RPR. In 2022 the Company ceased to present Abastece Aí as a separate segment, including its balance in the “Others” column.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2024, 2023 and 2022

c. Assets by segment

12/31/2024
Assets	Ipiranga	Ultragaz	Ultracargo	Others (1)	Total
Investments	146,450	1,042	216,134	1,785,007	2,148,633
Property, plant and equipment	3,282,469	1,566,376	2,157,663	129,458	7,135,966
Intangible assets	1,017,405	333,652	283,598	273,675	1,908,330
Right-of-use assets	911,783	152,024	599,853	7,664	1,671,324
Other current and non-current assets	20,944,583	2,156,708	393,368	3,199,162	26,693,821
Total assets (excluding intersegment transactions)	26,302,690	4,209,802	3,650,616	5,394,966	39,558,074

12/31/2023
Assets	Ipiranga (Restated) (2)	Ultragaz	Ultracargo	Others (Restated) (1) (2)	Total
Investments	68,107	240	215,745	34,264	318,356
Property, plant and equipment	3,224,662	1,438,662	1,698,605	25,652	6,387,581
Intangible assets	1,612,584	282,517	281,054	377,762	2,553,917
Right-of-use assets	907,867	149,698	622,781	31,180	1,711,526
Other current and non-current assets	19,228,878	2,273,866	415,085	5,362,765	27,280,594
Total assets (excluding intersegment transactions)	25,042,098	4,144,983	3,233,270	5,831,623	38,251,974

(1)	The “Others” column refers to the parent Ultrapar and subsidiaries Imaven, Ultrapar International, UVC Investimentos, UVC - Fundo de investimento and share of profit (loss) of joint venture RPR.
(2)	Refers to a change on the corporate structure which the companies Eaí and Millenium became part of Ipiranga consolidated, being restated in 2023 for compability purposes.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2024, 2023 and 2022

25. Financial instruments

Accounting policy

Financial instruments are classified and measured as follows:

•	Amortized cost: financial instruments held in order to collect and comply with contractual cash flows, solely principal and interest. Interest earned, losses and foreign exchange variations are recognized in profit or loss and balances are stated at amortized cost using the effective interest rate method.
•	Measured at fair value through other comprehensive income: financial instruments contracted for the purpose of collecting contractual cash flows or selling financial assets. The balances are stated at fair value, and interest earned, losses and foreign exchange variations are recognized in profit or loss. Differences between fair value and initial amount of financial investments plus interest earned and foreign exchange variations are recognized in equity under “Accumulated other comprehensive income”. Accumulated gains and losses recognized in equity are reclassified to profit or loss at the time of their settlement.
•	Measured at fair value through profit or loss: financial instruments that were not classified as amortized cost or as measured at fair value through other comprehensive income. Balances are stated at fair value. Interest earned, foreign exchange variations and changes in fair value are recognized in profit or loss. Investment funds and derivatives are classified as measured at fair value through profit or loss.

The Company and its subsidiaries use financial instruments for hedging purposes, applying the following concepts:

•	Hedge accounting – fair value hedge: financial instrument used to hedge exposure to changes in the fair value of an item, attributable to a particular risk, which can affect profit or loss.
•	Hedge accounting – cash flow hedge: financial instruments used to hedge the exposure to variability in cash flows that is attributable to a risk associated with an asset or liability or highly probable transaction or firm commitment that may affect profit or loss.
•	Hedge accounting – hedge of investments in foreign operations: financial instruments used to hedge exposure on net investments in foreign subsidiaries due to the fact that the local functional currency is different from the functional currency of the Company

Classes and categories of financial instruments and their fair values

The balances of financial instrument assets and liabilities and the measurement criteria are presented in accordance with the following categories:

(a)	Level 1 – prices negotiated (without adjustment) in active markets for identical assets or liabilities;
(b)	Level 2 – inputs other than prices negotiated in active markets included in Level 1 and observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
(c)	Level 3 - inputs for assets or liabilities that are not based on observable market variables (unobservable inputs).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2024, 2023 and 2022

		Level	Carrying value		Carrying value	Fair value
December 31, 2024	Note		Measured at fair value through profit or loss	Measured at amortized cost	Total
Financial assets:
Cash and cash equivalents
Cash and banks	4.a	-	‐	405,840	405,840	405,840
Securities and funds in local currency	4.a	-	‐	1,286,152	1,286,152	1,286,152
Securities and funds in foreign currency	4.a	-	‐	379,601	379,601	379,601
Securities and funds in local currency	4.b	Level 2	2,271,979	‐	2,271,979	2,271,979
Securities and funds in foreign currency	4.b	-	‐	2,854,126	2,854,126	2,854,126
Derivative instruments	4.b	Level 2	833,986	‐	833,986	833,986
Energy trading futures contracts	25.h	Level 2	404,695	‐	404,695	404,695
Trade receivables	5.a	-	‐	3,913,004	3,913,004	3,913,004
Reseller financing	5.a	-	‐	1,404,883	1,404,883	1,404,883
Other receivables and other assets	-	-	‐	386,853	386,853	386,853

Total			3,510,660	10,630,459	14,141,119	14,141,119

Financial liabilities:
Financing	15.a	Level 2	2,085,149	7,004,027	9,089,176	8,871,550
Debentures	15.a	Level 2	3,468,647	1,302,687	4,771,334	4,728,701
Derivative instruments	15.a	Level 2	441,600	‐	441,600	441,600
Energy trading futures contracts	26.h	Level 2	114,776	‐	114,776	114,776
Trade payables	16.a	-	‐	3,518,385	3,518,385	3,518,385
Trade payables - reverse factoring	16.b	-	‐	1,014,504	1,014,504	1,014,504
Subscription warrants – indemnification	19	Level 1	47,745	‐	47,745	47,745
Financial liabilities of customers	-	-	‐	180,225	180,225	180,225
Contingent consideration	-	Level 3	42,186	52,988	95,174	95,174
Other payables	-	-	‐	171,520	171,520	171,520

Total			6,200,103	13,244,336	19,444,439	19,184,180

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2024, 2023 and 2022

		Level	Carrying value		Carrying value	Fair value
December 31, 2023	Note		Measured at fair value through profit or loss	Measured at amortized cost	Total
Financial assets:
Cash and cash equivalents			‐	‐	‐	‐
Cash and banks	4.a	-	‐	125,152	125,152	125,152
Securities and funds in local currency	4.a	-	‐	5,476,726	5,476,726	5,476,726
Securities and funds in foreign currency	4.a	-	‐	323,810	323,810	323,810
Financial investments			‐	‐	‐	‐
Securities and funds in local currency	4.b	Level 2	82,592	‐	82,592	82,592
Derivative instruments	4.b	Level 2	1,162,283	‐	1,162,283	1,162,283
Trade receivables	5.a	-	‐	4,269,473	4,269,473	4,269,473
Reseller financing	5.a	-	‐	1,189,886	1,189,886	1,189,886
Trade receivables - sale of subsidiaries	5.c	-	‐	924,364	924,364	924,364
Other receivables and other assets	-	-	‐	393,036	393,036	393,036
Total			1,244,875	12,702,447	13,947,322	13,947,322

Financial liabilities:
Financing	15.a	Level 2	1,584,452	4,449,857	6,034,309	5,853,165
Debentures	15.a	Level 2	4,618,704	488,269	5,106,973	5,094,933
Derivative instruments	15.a	Level 2	626,735	‐	626,735	626,735
Trade payables	16.a	-	-	4,682,671	4,682,671	4,682,671
Trade payables - reverse factoring	16.b	-	‐	1,039,366	1,039,366	1,039,366
Subscription warrants – indemnification	19	Level 1	87,299	‐	87,299	87,299
Financial liabilities of customers	-	-	‐	308,934	308,934	308,934
Contingent consideration	27.c	Level 3	112,196	‐	112,196	112,196
Other payables	-	-	‐	190,090	190,090	190,090
Total			7,029,386	11,159,187	18,188,573	17,995,389

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2024, 2023 and 2022

The fair value of financial instruments measured at Levels 2 and 3 is described below.

Securities and funds in local currency: Estimated at the fund unit value as of the date of the financial statements, which corresponds to their fair value.

Derivative instruments: Estimated based on the US dollar futures contracts and the future curves of the DI x fixed rate and DI x IPCA contracts, quoted on B3 on the closing date.

Energy trading futures contracts: The fair value considers: (i) the prices established in recent purchases and sales; (ii) supply risk margin; and (iii) the market price projected in the availability period. Whenever the fair value at initial recognition differs from the transaction price for these contracts, a gain or loss is recognized.

Financing and debentures: Estimated based on the US dollar futures contracts and the future curves of the DI x fixed rate and DI x IPCA contracts, quoted on B3 on the closing date. The fair value calculation of notes in the foreign market used the quoted price in the market.

Contingent consideration: Estimated according to Management’s projections of results based on the discounted cash flow method, considering the contractual goals set for revenue and accounting net cash flow to be achieved in the year ending December 31, 2026, referring to the acquisition of Stella on October 1, 2022.

The changes in financial liabilities measured at level 3 of the fair value hierarchy are presented below:

Balance as of December 31, 2022	-
Additions	111,151
Monetary variation	1,045
Balance as of December 31, 2023	112,196

Update of earnout assumptions	(71,388)
Settlement	(7,500)
Monetary variation	8,878
Balance as of December 31, 2024	42,186

Financial risk management

The Company and its subsidiaries are exposed to strategic/operational risks and economic/financial risks. Operational/strategic risks (including demand behavior, competition, technological innovation, and material changes in the industry) are addressed by the Company’s management model.

Economic/financial risks primarily reflect default of customers, behavior of macroeconomic variables, such as commodities prices, exchange and interest rates, as well as the characteristics of the financial instruments used and their counterparties. These risks are managed through specific strategies and control policies.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2024, 2023 and 2022

The Company has a financial risk policy approved by its Board of Directors (“Policy”). In accordance with the Policy, the main objectives of financial management are to preserve the value and liquidity of financial assets and ensure financial resources for the development of the business, including expansions. The main financial risks considered in the Policy are market risks (currencies, interest rates and commodities), liquidity and credit.

The Financial Risk Committee is responsible for monitoring the compliance with the Policy and deciding on any cases of non-compliance. The Audit and Risk Committee (“CAR”) advises the Board of Directors in the efficiency of controls and in the review of the Risk Management Policy. The Risk, Integrity and Audit Director monitors the compliance with the Policy and reports to CAR and the Board of Directors the exposure to the risks and any cases of non-compliance with the Policy.

The Company and its subsidiaries are exposed to the following risks, which are mitigated and managed using specific financial instruments:

Risks	Exposure origin	Management
Market risk - exchange rate	Possibility of losses resulting from exposures to exchange rates other than the functional presentation currency, which may be of a financial or operational origin.	Seek exchange rate neutrality, using hedging instruments if applicable.
Market risk - interest rate	Possibility of losses resulting from the contracting of fixed-rate financial assets or liabilities.	Maintain most of the net financial exposure indexed to floating rates, linked to the basic interest rate.
Market risk - commodity prices	Possibility of losses resulting from changes in the prices of the main raw materials or products sold by the Company and their effects on profit or loss, statement of financial position and cash flow.	Hedging instruments, if applicable.
Credit risk	Possibility of losses associated with the counterparty's failure to comply with financial obligations due to insolvency issues or deterioration in risk classification.	Diversification and monitoring of counterparty’s solvency and liquidity indicators.
Liquidity risk	Possibility of inability to honor obligations, including guarantees, and incurring losses.	For cash management: financial investments liquidity. For debt management: seek the combination of better terms and costs, by monitoring the ratio of average debt term to financial leverage.

a. Market risk - exchange and interest rates

Currency risk management is guided by neutrality of currency exposures and considers the risks associated to changes in exchange rates. The Company considers as its main exposure the assets and liabilities in foreign currency.

The Company and its subsidiaries use foreign exchange hedging instruments to protect their assets, liabilities, receipts, disbursements and investments in foreign currencies. These instruments aim to reduce the effects of foreign exchange variations, within the exposure limits of its Policy.

As to the interest rate risk, the Company and its subsidiaries raise and invest funds mainly linked to the DI. The Company seeks to maintain most of its financial assets and liabilities with floating interest rates, adopting instruments that hedge against the risk of changes in interest rates.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2024, 2023 and 2022

The assets and liabilities exposed to foreign currency, translated to Reais, and/or exposed to floating interest rates are shown below:

			Exchange rate			Interest rate
	Note	Currency	12/31/2024	12/31/2023	Index	12/31/2024	12/31/2023
Assets
Cash, cash equivalents, and financial investments	4.a	USD	3,428,520	371,474	DI	3,558,131	5,559,318
Trade receivables, net of allowance for expected credit losses	5.a	USD	27,393	84,855	-	‐	‐
Inventories	6	USD	93,821	-	-	-	-
Trade receivables - sale of subsidiaries	5.c	BRL/ USD	‐	715,877	DI	‐	208,487
Other assets in foreign currency	-	USD	21,028	152,393	-	‐	‐
			3,570,762	1,324,599		3,558,131	5,767,805
Liabilities
Loans, financing and debentures (1)	15.a	USD/ EUR/ JPY	(6,681,657)	(5,297,013)	DI	(3,515,010)	(1,242,524)
Loans – FINEP	15.a	-	‐	‐	TJLP	(679)	(1,264)
Payables arising from imports	16.a	USD	(936,140)	(1,730,426)	-	‐	‐
Other liabilities in foreign currency	-	USD	(41,298)	‐	‐	‐	‐
			(7,659,095)	(7,027,439)		(3,515,689)	(1,243,788)
Derivative instruments	25.f	USD / EUR / JPY	3,470,855	5,309,125	DI	(6,380,131)	(8,567,676)
			(617,478)	(393,715)		(6,337,689)	(4,043,659)
Net liability position - effect on equity			‐	(10,857)		‐	‐
Net liability position - effect on profit or loss			(617,478)	(382,858)		(6,337,689)	(4,043,659)

(1)	Gross transaction costs of R$ 7,807 (R$ 10,116 as of December 31, 2023 and R$ 12,405 as of December 31, 2022) and discount on notes in the foreign market of R$ 5,246 (R$ 8,107 as of December 31, 2023 and R$ 10,968 as of December 31, 2022).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2024, 2023 and 2022

Sensitivity analysis with devaluation of the Real and interest rate increase

	Exchange rate - Real devaluation (i)	Interest rate increase (ii)
Effect on profit or loss	(28,637)	(260,723)
Total	(28,637)	(260,723)

(i)

The average U.S. dollar rate of R$ 6.4226 was used for the sensitivity analysis, based on future market curves as of December 31, 2024 on the net position of the Company exposed to the currency risk, simulating the effects of devaluation of the Real on profit or loss. The closing rate considered was R$ 6.1923. The table above shows the effects of the exchange rate changes on the net liability position of R$ 617,478 (or US$ 99,716 using the closing rate) in foreign currency as of December 31, 2024.

(ii)	For the probable scenario presented, the Company used as a base scenario the market curves affected by the Interbank Deposit (DI) rate and the Long-Term Interest Rate (TJLP). The sensitivity analysis shows the incremental expenses and income that would be recognized in financial result, if the market curves of floating interest at the base date were applied to the average balances of the current year. The annual base rate used was 10.88% and the sensitivity rate was 14.77% according to reference rates made available by B3.

b. Market risk - commodity prices

The Company and its subsidiaries are exposed to commodity price risk, mainly in relation to diesel and gasoline, affected by macroeconomic and geopolitical factors.

The foreign exchange derivative instruments and commodities designated as fair value hedge are concentrated in subsidiary Ipiranga. The objective is to convert the cost of the imported product from fixed to variable until fuel blending, aligning it to the sales price. Ipiranga uses over-the-counter derivatives for this hedge operation, aligning them with the value of the inventories of imported product.

To mitigate this risk, the Company continuously monitors the market and uses hedge operations with derivative contracts, traded on the stock exchange and the over-the-counter market.

Derivative	Fair value (R$ thousand)		Possible scenario (∆ of 10% - R$ thousand)
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Commodity forward	(7,707)	20,702	(12,430)	2,663

(*) The table above shows the positions of derivative financial instruments to hedge commodity price risk as of December 31, 2024 and 2023, in addition to a sensitivity analysis considering a valuation of 10% of the closing price for each year. For further information, see Note 25.f.

c. Credit risk

Credit risk is related to the possibility of non-compliance with a commitment by a counterparty in a transaction. Credit risk is managed strategically and arises from cash equivalents, financial investments, derivative financial instruments and trade receivables, among others.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2024, 2023 and 2022

c.1 Financial institutions and government

The credit risk of financial institutions and governments related to cash and cash equivalents, financial ivestments and derivative financial instruments as of December 31, 2024, by counterparty rating, is summarized below:

	Fair value
Counterparty credit rating	12/31/2024	12/31/2023
AAA	7,557,385	6,714,493
AA	285,520	408,375
A	3,668	464
Others (*)	185,111	47,231
Total	8,031,684	7,170,563

(*) Refers substantially to investments as minority interest, which are classified as long-term investments.

c.2 Trade receivables

Credit granting is managed in subsidiaries based on policies and criteria specific to each business segment. The process includes credit analysis, the establishment of limits and required guarantees, with approval at predefined approval levels.

The subsidiaries manage credit throughout the customer’s life cycle, with specific processes for monitoring credit risk and renegotiating or executing credit, as applicable.

For further information on the allowance for expected credit losses, see Note 5.b.

d. Liquidity risk

Liquidity risk is the possibility of the Company facing difficulties to comply with its financial obligations, which must be settled with payments or other financial assets.

The main sources of liquidity of the Company and its subsidiaries arise from:

(i)  cash and financial investments;

(ii)  cash flow generated by its operations; and

(iii) loans.

The Company and its subsidiaries have sufficient working capital and sources of financing to meet their current needs. As of December 31, 2024, the Company and its subsidiaries had R$ 4,624,604 in cash, cash equivalents, and short-term financial investments (for quantitative information, see Note 4).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2024, 2023 and 2022

The table below presents a summary of financial liabilities and leases payable as of December 31, 2024 by the Company and its subsidiaries, listed by maturity. The amounts presented are the contractual undiscounted cash flows, and may differ from the amounts disclosed in the statement of financial position:

	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
Loans including future contractual interest (1) (2)	4,087,776	6,071,329	4,646,153	1,503,918	16,309,176
Derivative instruments (3)	392,381	933,913	(1,082,726)	(779,771)	(536,203)
Trade payables	3,518,385	‐	‐	‐	3,518,385
Trade payables - reverse factoring	1,014,504	‐	‐	‐	1,014,504
Leases payable	355,336	523,929	346,561	891,997	2,117,823
Financial liabilities of customers	30,257	170,158	‐	‐	200,415
Contingent consideration	‐	‐	42,186	‐	42,186
Other payables	159,930	17,990	‐	‐	177,920
	9,558,569	7,717,319	3,952,174	1,616,144	22,844,206

(1)	The interest on loans was estimated based on the US dollar futures contracts, Yen futures contracts, Euro futures contracts and on the future yield curves of the DI x fixed rate and DI x IPCA contracts, quoted on B3 as of December 31, 2024.
(2)	Includes estimated interest on short-term and long-term loans until the contractually foreseen payment date.
(3)	The derivative instruments were estimated based on the US dollar futures contracts and the future curves of the DI x fixed rate and DI x IPCA contracts, quoted on B3 as of December 31, 2024. In the table above, only the derivative instruments with negative results at the time of settlement were considered.

e. Capital management

The Company manages and optimizes its capital structure based on indicators to ensure business continuity while maximizing return to its shareholders.

Capital structure is comprised of net debt (loans and financing, including debentures, according to Note 15 and leases payable according to Note 12.b, after deduction of cash, cash equivalents and financial investments, according to Note 4), and equity.

The Company may change its capital structure according to economic and financial conditions. Moreover, the Company also seeks to improve its return on invested capital by implementing efficient working capital management and a selective investment program.

Annually, the Company and its subsidiaries revise their capital structure, evaluating the cost of capital and the risks associated with each class of capital including the leverage ratio analysis, which is determined as the ratio between net debt and equity.

The leverage ratio at the end of the period is as follows:

	12/31/2024	12/31/2023
Gross debt (a)	15,787,262	13,291,951
Cash, cash equivalents, and short-term investments (b)	8,031,684	7,170,563
Net debt = (a) - (b)	7,755,578	6,121,388
Equity	15,823,444	14,029,826
Net debt-to-equity ratio	49.01%	43.63%

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2024, 2023 and 2022

f. Selection and use of derivative financial instruments

In selecting derivative instruments, the Company considers the estimated rates of return, risks, liquidity, calculation methodology for the carrying and fair values, and the applicable documentation.

Derivative financial instruments are used to hedge identified risks, at amounts that do not exceed 100% of the identified risk. Derivatives are referred to as "derivative instruments" to reflect their restricted function of hedging identified risks.

The table below summarizes the gross balance of the position of derivative instruments contracted as well as of the gains (losses) that affect the equity and the statement of income of the Company and its subsidiaries:

Derivatives designated as hedge accounting
Product	Contracted rates		Maturity	Notional amount (2)	Fair value as of 12/31/2024		Gains (losses) as of 12/31/2024
	Assets	Liabilities		12/31/2024	Assets	Liabilities	Profit or loss	Fair value adjustment of debt - R$
Foreign exchange swapp (1)	USD + 3.28%	105.7% of DI	Sept/25	USD 206,067	76,649	(3,808)	171,493	5,647
Foreign exchange swap (1)	EUR + 5.16%	109.2% of DI	Mar/25	EUR 115,518	76,123	‐	84,875	(1,742)
Foreign exchange swap (1)	JPY + 1.50%	109.4% of DI	Mar/25	JPY 12,564,393	‐	(45,826)	47,567	5,294
Foreign exchange swap (1)	SOFR + 1.29%	112.5% of DI	Sept/25	USD 4,535	2,114	‐	2,566	(30)
Interest rate swap (1)	IPCA + 5.13%	104.5% of DI	Jun/32	BRL 2,660,000	189,156	-	(345,529)	355,746
Interest rate swap (1)	IPCA + 2.83%	69.5% of DI	Nov/41	BRL 151,465	-	(3,321)	(3,321)	37,511
Interest rate swap (1)	11.17%	104.3% of DI	Jul/27	BRL 525,791	‐	(53,638)	(67,786)	62,628
Commodity forward (1)	USD	Heating Oil/ RBOB	Jan/25	USD 5,753	3,104	(11,869)	(25,309)	‐
NDF (1)	USD	USD	Feb/25	USD 6,853	729	(6,022)	(34,336)	‐
				Total - designated	347,875	(124,484)	(169,780)	465,054
Derivatives not designated as hedge accounting
Foreign exchange swap	USD + 0.00%	52.5% of CDI	Jun/29	USD 300,000	465,032	‐	268,734	‐
NDF	USD	BRL	Mar/25	USD 15,425	13,546	(6,501)	42,241	‐
Commodity forward	BRL	Heating Oil/ RBOB	Mar/25	USD 2,422	4,926	(3,867)	53,069	‐
Interest rate swap	USD + 5.25%	CDI -1.4%	Jun/29	USD 300,000	‐	(306,748)	(166,103)	‐
				Total - not designated	483,504	(317,116)	197,941	‐
				Total	831,379	(441,600)	28,161	465,054

(1)	Derivative financial instruments designated for fair value hedge accounting (see Note 25.g.1).
(2)	Currency as indicated.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2024, 2023 and 2022

Derivatives designated as hedge accounting

Product	Contracted rates		Maturity	Notional amount (3)	Fair value as of 12/31/2023		Gains (losses) as of 12/31/2023
	Assets	Liabilities		12/31/2023	Assets	Liabilities	Profit or loss	Fair value adjustment of debt - R$
Foreign exchange swap (2)	USD + 0.00%	53.60% of DI	Oct/26	USD 234,000	‐	(106,657)	(145,949)	-
Foreign exchange swap (1)	USD + 5.47%	110.02% of DI	Sept/25	USD 206,067	‐	(119,094)	(223,555)	(3,768)
Foreign exchange swap (1)	EUR + 5.12%	111.93% of DI	Jan/24	EUR 22,480	‐	(22,529)	(23,304)	230
Foreign exchange swap (1)	JPY + 1.50%	109.40% of DI	Mar/25	JPY 12,564,393	‐	(120,746)	(130,726)	(4,775)
Interest rate swap (1)	IPCA + 5.03%	102.87% of DI	Jun/32	BRL 3,226,054	598,311	‐	260,301	(313,641)
Interest rate swap (1)	10.48%	103.64% of DI	Jun/27	BRL 615,791	12,515	(3,182)	10,694	(10,163)
Commodity forward (1)	BRL	Heating Oil/ RBOB	Jan/24	USD 129,894	22,343	(854)	(50,977)	‐
NDF (1)	BRL	USD	Feb/24	USD 211,179	3,959	(833)	19,012	‐
				Total - designated	637,128	(373,895)	(284,504)	(332,117)
Derivatives not designated as hedge accounting
Foreign exchange swap	0.00%	52.99% of CDI	Jun/29	USD 375,000	186,925	(45,877)	(188,395)	‐
NDF	USD	BRL	Mar/24	USD 457,099	1,468	(8,409)	(105,597)	‐
Commodity forward	BRL	Heating Oil/ Marine Fuel/ Others	Mar/24	USD 18,127	1,524	(2,310)	5,489	‐
Interest rate swap	5.25%	1.36% of CDI	Jun/29	USD 300,000	‐	(196,243)	9,257	‐
				Total - not designated	189,917	(252,839)	(279,246)	‐
				Total	827,045	(626,734)	(563,750)	(332,117)

(1)	Derivative financial instruments designated for fair value hedge accounting (see Note 25.g.1).
(2)	Derivative financial instruments designated for cash flow hedge accounting (see Note 25.g.2).
(3)	Currency as indicated.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2024, 2023 and 2022

Derivatives designated as hedge accounting
Product	Contracted rates		Maturity	Notional amount (3)	Gains (losses) as of 12/31/2022
	Assets	Liabilities		12/31/2022	Profit or loss	Fair value adjustment of debt - R$
Foreign exchange swap	USD + 4.95%	106.67% of DI	Sept-25	USD 221,339	(121,296)	28,000
Foreign exchange swap	EUR + 3.42%	111.60% of DI	Mar-23	EUR 9,709	2,573	(8)
Foreign exchange swap	USD + LIBOR-3M + 1.14%	105.00% of DI	-	-	(21,566)	‐
Interest rate swap	IPCA + 5.03%	102.87% of DI	Jun-32	BRL 3,226,054	(143,762)	(44,312)
Interest rate swap	6.47%	99.94% of DI	Nov-24	BRL 90,000	(5,069)	(486)
Commodity Forward	BRL	Heating Oil/ RBOB	Jul-23	USD 181,880	(944,896)	‐
NDF	BRL	USD	Jan-23	USD 127,233	53,672	‐
				Total - designated	(1,180,344)	(16,806)
Derivatives not designated as hedge accounting
Foreign exchange swap	0.00%	53.0% of CDI	Jun-29	USD 375,000	(85,474)	‐
NDF	USD	BRL	Jul-23	USD 1,116,702	(440,359)	‐
Interest rate swap	USD + 5.25%	CDI - 1.36%	Jun-29	USD 300,000	(266,445)	‐
				Total - not designated	(792,278)	‐
				Total	(1,972,622)	(16,806)

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2024, 2023 and 2022

g. Hedge accounting

The Company and its subsidiaries use derivative and non-derivative financial instruments for hedging purposes and test, throughout the duration of the hedge, their effectiveness, as well as the changes in their fair value.

The hedged items and the hedging instruments have a high correspondence, since the contracted instruments have characteristics equivalent to the transactions considered as the hedged item. The Company and its subsidiaries designated a hedge ratio for transactions designated as hedge accounting, since the underlying risks of the hedging instruments correspond to the risks of the hedged items.

The Company and its subsidiaries discontinue the hedge accounting when the hedging instrument is settled, the hedged item ceases to exist or the hedge no longer meets the requirements for hedge accounting due to the absence of an economic relationship between the hedged item and the hedging instrument.

g.1 Fair value hedge

The Company and its subsidiaries use derivative financial instruments such as fair value hedge to mitigate the risk of variations in interest and exchange rates, which affect the amount of contracted debts. In December 2024, no material ineffectiveness was identified in fair value hedge operations.

g.2 Cash flow hedge

In December 2024, the Company and its subsidiaries do not have cash flow hedges.

h. Financial instruments (energy trading futures contracts)

The Company’s subsidiaries operate in the Free Contracting Environment (ACL) and have entered into bilateral energy purchase and sale contracts with different market players. Accordingly, they assume short and long-term commitments. As a result of mismatched operations, they assume energy surplus or deficit positions, which are measured at a future market price curve (forward curve). Therefore, the Company designates these contracts as financial instruments, according to IFRS 9, at the beginning of the contract, to include the recording of the correct exposure to the risk of future purchase and sale transactions of bilateral contracts.

Sensitivity analysis – level 2 hierarchy

	Valuation technique	Fair value of energy contracts	Sensitivity of inputs to fair value (a)
Financial assets	Discounted cash flow method	404,695	+10%	382,794
			-10%	404,581

Financial liabilities		114,776	+10%	115,361
			-10%	125,715

(a) This 10% variation scenario represents a fluctuation considered reasonable by the Company, based on the history of negotiations concluded under similar market conditions.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2024, 2023 and 2022

26. Commitments

a. Contracts

Subsidiary Ultracargo Logística has agreements related to its port facilities in Aratu, Suape, Itaqui and Vila do Conde. Such agreements establish a minimum cargo movement, as shown below:

Port	Minimum movement per year	Maturity
Aratu (*)	900,000 ton.	2022
Suape	250,000 ton.	2027
Suape	400,000 ton.	2029
Aratu	465,403 ton.	2031
Itaqui	1,468,105 m3	2049
Vila do Conde	343,625 ton.	2044

(*)	Contract in the process of being renewed with the appropriate body, being judicialized by favorable decision, until the public entity completes the analysis so that the new amendment is signed. In a decision of the Ministry of Infrastructure, the investment plans presented by Ultracargo were preliminarily approved, and the Waterway Transport Regulatory Agency (ANTAQ) approved the technical, economic and environmental feasibility study of this extension project.

If the annual movement is less than the minimum contractual movement, the subsidiary is liable to pay the difference between the effective movement and the minimum contractual movement, based on the port tariff rates in effect on the date established for payment. As of December 31, 2024, these rates were R$ 9.64 and R$ 3.05 per ton for Aratu and Suape, respectively, and R$ 0.98 per m³ for Itaqui. According to contractual conditions and tolerances, as of December 31, 2024, there were no material pending issues regarding the minimum limits of the contract.

27. Acquisition of Interest and Control

Accounting policy

A business combination is accounted for applying the acquisition method. The cost of the acquisition is measured based on the consideration transferred and to be transferred, measured at fair value at the acquisition date. In a business combination, the assets acquired and liabilities assumed are measured in order to classify and allocate them according to the contractual terms, economic circumstances and relevant conditions at the acquisition date. The non-controlling interest in the acquired company is measured based on its interest in net assets identified in the acquired company. Goodwill is measured as the excess of the consideration transferred and to be transferred over the fair value of net assets acquired (identifiable assets and liabilities assumed, net). After the initial recognition, goodwill is measured at cost less any accumulated impairment losses. For impairment testing purposes, goodwill is allocated to the respective Company’s operating segments. When the cost of the acquisition is lower than the fair value of net assets acquired, a gain is recognized directly in the statement of income. Costs related to the acquisitions are recorded in the statement of income when incurred.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2024, 2023 and 2022

a. Hidrovias do Brasil S.A.

In 2023, the Company began the process of acquiring an interest in Hidrovias do Brasil S.A. (“Hidrovias”), through the purchase of a 4.99% direct interest and a 4.99% indirect interest, through Total Return Swaps (“TRS”), recognized as financial asset and measured at fair value in accordance with IFRS 9. On March 18, 2024, the Company contributed its direct interest to its subsidiary Ultrapar Logística Ltda. and settled the TRS. From this date, all transactions have been carried out through subsidiary Ultrapar Logística Ltda.

On May 7, 2024, subsidiary Ultrapar Logística completed the purchase of 128,369,488 shares from Hidrovias, which represented 16.88% of its share capital, at a cost of R$ 3.98/share. Also in May 2024, when obtaining sufficient evidence demonstrating its power to exert significant influence on decisions regarding Hidrovias' financial and operational policies, subsidiary Ultrapar Logística began to recognize its interest in Hidrovias as an investment in an associate with significant influence, in accordance with IAS 28.

Subsequently, throughout December 2024, subsidiary Ultrapar Logística acquired new shares through the Stock Exchange (“B3”) and reached an interest of 41.94% in Hidrovias’ share capital.

On December 26, 2024, subsidiary Ultrapar Logística signed an Advance for Future Capital Increase agreement with Hidrovias, in the amount of R$ 500,000, which will be used for future subscription and payment of Hidrovias’s shares. On February 28, 2025 the Hidrovias Board of Directors approved the start of the capital increase process which will be completed during the second quarter of 2025.

The transaction amounts for acquiring an interest in Hidrovias are shown below:

Amount paid for the acquisition of shares – financial asset	579,066
Gain (loss) on fair value adjustment of financial assets	66,267
Total financial asset transferred to the investments line item	645,333
Subsequent acquisitions of additional interests	690,186
Total investment in Hidrovias as of December 31, 2024 (A) [1]	1,335,519

Participation equivalent to equity of the associate (B)	560,475
Provisional goodwill on acquisition of investment (A-B)	775,044

[1]	Equivalent interest calculated with basis on acquisition date, disregarding the posterior effects of share of profit (loss) of subsidiaries, joint ventures and associates

Based on applicable accounting standards and supported by an independent appraisal firm, the Company is determining the statement of financial position as at the acquisition date, the fair value of assets and liabilities, and the purchase price allocation (“PPA”), which will be completed in 2025.

b. WTZ Participações S.A.

On September 1, 2024, through subsidiary Cia Ultragaz, the Company acquired 51.7% of the voting share capital of WTZ Participações S.A. (“Witzler”). The transaction qualifies as a business combination as defined in IFRS 3– Business Combinations. This acquisition is in line with Ultragaz's strategy to expand its offering of energy solutions to its customers, leveraging on its capillarity, commercial strength, brand and extensive base of corporate and residential customers.

Witzler was founded in 2015 and its main activities are the sale of electric energy in the free market and energy management, with a national presence.

The initial payment, including the capital contribution of R$ 49,490, totaled R$ 104,490. The remaining transaction amount of R$ 40,878 was recorded under “Other payables” and will be paid after the contractual clauses have been fulfilled. The Company, based on applicable accounting standards and supported by an independent appraisal firm, is determining the statement of financial position as at the acquisition date, the fair value of assets and liabilities and, consequently, goodwill. The provisional goodwill determined is R$ 52,038. The purchase price allocation (“PPA”) will be completed in 2025.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2024, 2023 and 2022

The table below summarizes the consolidated balances of assets acquired and liabilities at the acquisition date, subject to adjustment for purchase price allocation and goodwill determination:

Assets
Cash and cash equivalents	5,399
Trade receivables	33,168
Recoverable taxes	3,036
Prepaid expenses	170
Other receivables	320
Other investments	5
Property, plant and equipment, net	1,684
Intangible assets, net	11
Derivative instruments	209,348
Liabilities
Loans and financing	68
Trade payables	27,541
Salaries and related charges	2,211
Taxes payable, income and social contribution taxes payable	80,918
Other payables	2,655
Goodwill based on expected future profitability	52,038
Non-controlling interests	67,498
Assets and liabilities consolidated in the opening balance	124,288

Assets acquired	130,873
Liabilities assumed	58,623
Goodwill based on expected future profitability	52,038
Acquisition value	124,288
Comprised by
Cash	59,506
Acquisition of ownership interest via capital contribution (as non-controlling interests)	23,904
Contingent consideration to be settled	40,878
Total consideration	124,288
Net cash outflow resulting from acquisition
Initial consideration in cash	59,506
Cash and cash equivalents acquired	(5,399)
Acquisition value	54,107

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2024, 2023 and 2022

c. Serra Diesel Transportador Revendedor Retalhista Ltda.

On September 1, 2023, through subsidiary Ultrapar Mobilidade Ltda., the Company acquired 60% of the voting share capital of Serra Diesel Transportador Revendedor Retalhista Ltda. (“Serra Diesel”), qualifying the transaction as a business combination as defined in IFRS 3 – Business Combinations. The acquisition complements Ultrapar's operations in the mobility and liquid fuel distribution segment.

Serra Diesel was established in 2006 and its main activity is the fuel trade carried out by a wholesale carrier-reseller-retailer, with presence in the southern region of Brazil.

The initial payment, including the capital contribution in the amount of R$ 16,193, totaled R$ 21,193. The remaining amount of R$ 4,816 was recorded under “Other payables” and paid after the contractual clauses have been fulfilled. The Company, based on applicable accounting standards and supported by an independent appraisal firm, calculated the definitive amounts for the purchase price allocation as of August 31, 2024, and determined the final goodwill in the amount of R$ 1,413.

The table below summarizes the consolidated balances of assets acquired and liabilities at the acquisition date recognized at fair value:

Assets
Cash and cash equivalents	1,719
Trade receivables	28,475
Inventories	9,128
Recoverable taxes	2,551
Other receivables	55
Other investments	298
Right-of-use assets, net	25,500
Property, plant and equipment, net	41,938
Intangible assets, net	11,634
Liabilities
Loans and financing	17,337
Trade payables	26,965
Salaries and related charges	1,933
Taxes payable, income and social contribution taxes payable	376
Leases payable	25,500
Other payables	8,194
Goodwill based on expected future profitability	1,413
Non-controlling interests	16,397
Assets and liabilities consolidated in the opening balance	26,009
Assets acquired	72,779
Liabilities assumed	48,183
Goodwill based on expected future profitability	1,413
Acquisition value
Comprised by
Cash	5,000
Acquisition of ownership interest via capital contribution (as non-controlling interests)	16,193
Contingent consideration settled	4,816
Total consideration	26,009
Initial consideration in cash	(5,000)
Contingent consideration settled	(4,816)
Cash and cash equivalents acquired	1,720
Total	(8,096)

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2024, 2023 and 2022

d. Opla - Terminal de Combustíveis Paulínia S.A.

On July 1, 2023, through its subsidiary Ultracargo Logística S.A., the Company acquired a 50% interest in Terminal de Combustíveis Paulínia S.A. (“Opla”), qualifying the transaction as an acquisition of a joint venture as defined in IAS 28 (Investments in Associates and Joint Ventures) and IFRS 11 (- Joint Arrangements). The acquisition of interest in Opla marked Ultracargo's entry into the inland liquid bulk storage and logistics segment, integrated with port terminals, in line with its growth plan. With the acquisition, Ultracargo and BP Biofuels Brazil Investments Ltd. (“BP”) become joint ventures of Opla.

The total amount of the operation is R$ 237,500 subject to working capital and net debt adjustments. The purchase price includes the transaction amount, including estimated working capital and net debt adjustments. The transaction was paid in a single installment of R$ 210,096 on July 1, 2023. The Company, based on applicable accounting standards and supported by an independent appraisal firm, calculated the definitive amounts for the purchase price allocation as of June 30, 2024, and determined the final goodwill in the amount of R$ 117,306.

The following table summarizes the balances of assets acquired and liabilities at fair value at the acquisition date, including goodwill determination:

Assets
Cash and cash equivalents	3,248
Trade receivables	6,107
Recoverable taxes	402
Other receivables and other assets	1,057
Property, plant and equipment, net	248,951
Intangible assets, net	10,441
Liabilities
Loans and financing	44,568
Trade payables	911
Salaries and related charges	1,430
Taxes payable, income and social contribution taxes payable	13,974
Other payables	23,743
Fair value of investee’s assets and liabilities	185,580
Fair value of assets and liabilities according to Ultracargo's interest	92,790
Goodwill based on expected future profitability	117,306
Acquisition value	210,096

The goodwill determined on the operation is based on the expected future profitability and on the synergy with the operations of Ultracargo, supported by the appraisal report, after allocation of the identified assets. The goodwill is expected to be deductible for income tax purposes.

In the process of identifying assets and liabilities, intangible assets that were not recognized in the books of the acquired entity were also considered, as shown below:

	R$	Useful life	Amortization method
Licenses	612	5 years	Straight line
Customer list and relationship	4,609	6 years	Straight line
Total	5,221

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2024, 2023 and 2022

28. Discontinued operations

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

a. The results and cash flows from discontinued operations for the year ended December 31, 2022, are shown below:

	Oxiteno	Extrafarma	Eliminations (*)	Ultrapar	12/31/2022
Net revenue from sales and services	2,039,287	1,235,487	(7,241)	‐	3,267,533
Cost of products and services sold	(1,580,000)	(912,310)	7,241	‐	(2,485,069)
Gross profit	459,287	323,177	‐	‐	782,464
Selling, marketing and administrative	(201,365)	(438,601)	‐	‐	(639,966)
Other operating income (expenses), net	10,736	(5,951)	‐	241,325	246,110
Operating income (loss)	268,658	(121,375)	‐	241,325	388,608
Share of profit (loss) of subsidiaries, joint ventures and associates	(231)	‐	‐	‐	(231)
Income (loss) before financial result and income and social contribution taxes	268,427	(121,375)	‐	241,325	388,377
Financial result, net	23,153	(25,059)	54,431	‐	52,525
Income (loss) before income and social contribution taxes	291,580	(146,434)	54,431	241,325	440,902
Income and social contribution taxes	(16,924)	20,826	(18,507)	(202,895)	(217,500)
Net effect of cessation of depreciation (i)	51,372	27,084	‐	‐	78,456
Net income (loss) for the year	326,028	(98,524)	35,924	38,430	301,858

(*)	Elimination between continuing and discontinued operations related to the intercompany loan between Ultrapar International and Oxiteno.
(i)	As of January 1, 2022, the depreciation and amortization of assets classified as held for sale ceased, in compliance with item 25 of IFRS 5.

	Oxiteno	Extrafarma	Eliminations	12/31/2022
Net cash (consumed) provided by operating activities	(81,558)	(68,370)	180,478	30,550
Net cash (consumed) provided by investing activities	1,011,736	(25,323)	(1,206,603)	(220,190)
Net cash (consumed) provided by financing activities	(1,245,754)	40,585	1,026,144	(179,025)
Effect of exchange rate variation on cash and cash equivalents in foreign currency	(19,316)	‐	‐	(19,316)
Increase (decrease) in cash and cash equivalents	(334,892)	(53,108)	19	(387,981)

In the Parent, the proceeds from the sale of Oxiteno and the share of profit (loss) of investees Oxiteno and Extrafarma, net of transactions with related parties, had an impact of R$ 301,858 in 2022, classified as income from discontinued operations in the consolidated financial statements.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2024, 2023 and 2022

29. Events after the reporting period

a. Issuing of foreign loan by Ultragaz

On February 14, 2025, the subsidiary Cia Ultragaz realized the issuing of foreign loan (without financial covenants) on the amount of USD 100,000 (equivalent to R$ 577,880 on transaction moment), with financial charges of SOFR + 0.91% p.a. and maturing on February 13, 2026. The subsidiary entered into hedging instruments against foreign exchange and interest rate variations on american dollar, changing financial charges to 102.90% of DI.

b. Issuing of constitutional fund by Ultracargo

On February 6, 2025, the subsidiary Ultracargo Logística realized the issuing of Northeast region constitutional fund (without financial covenants) on the amount of R$ 100,976, with financial charges of IPCA + 2.93% p.a. and maturing on November 15, 2041. The subsidiary entered into hedging instruments changing financial charges to 69.65% of DI.

c. Issuance of shares

On February 26, 2025, the Company’s Board of Directors confirmed the issuance of 67,679 common shares within the authorized capital limit provided by art. 6 of the Company's Bylaws, due to the partial exercise of the rights conferred by the subscription warrants issued by the Company when the merger of all Extrafarma shares by the Company, approved by the extraordinary general meeting of the Company held in January 31, 2014. The share capital of the Company will therefore be represented by 1,115,507,182 common shares, all of which are registered and without par value. The issuance of shares resulting to partial exercise of subscription warrants do not generate increase of share capital value, since the entirety of Extrafarma’s assets was already reflected in the Ultrapar financial position on the act of incorporation of shares.

d. Issuance of Debentures by Ultracargo

On March 31, 2025, the subsidiary Ultracargo issued its 4th series of debentures (without financial covenants), amounting to R$ 350,000, with financial charges of USD +5.32% per year and maturity on April 2, 2026. The subsidiary contracted instruments to hedge against U.S. dollar interest rates and currency fluctuation, converting the financial charges to 101.65% of the DI rate.

e. Foreign Loan obtained by Ipiranga

On April 4, 2025, the subsidiary Ipiranga secured a Foreign Loan (without financial covenants) amounting to USD 86,956 (equivalent to R$ 500,000 at the time of the transaction), with financial charges of USD +4.0154% per year and maturity on April 2, 2026. The subsidiary took measures to hedge against U.S. dollar interest rates and currency changes, converting the financial charges to 103.80% of the DI rate. The funds from this operation were used to prepay the CCB Trade related debt of R$ 500,000.

f. Constitutional Fund Financing by Ultracargo

On April 10, 2025, the subsidiary Ultracargo Logística secured financing from the North Region Constitutional Fund (without financial covenants), amounting to R$ 106,430, with financial charges of IPCA + 3.15% per year and maturity on February 15, 2037.

g. Increase in share capital through statutory reserve

On April 16, 2025, was approved on the Ordinary and Extraordinary General Shareholders’ Meeting (“OEGM”) approved by majority votes, without amendments or exceptions, the increase of Company’s share capital on the amount of R$ 1,365,348, without the issuance of new shares, through the incorporation to the share capital of the resources recorded in the statutory reserve for Investments.

