Form 20-F
period 2025-12-31
ULTRAPAR HOLDINGS INC
filed 2026-04-29
CIK 1094972

As filed with the Securities and Exchange Commission on April 28, 2026

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark one)

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

The number of outstanding shares as of December 31, 2025, was:

Title of class	Number of shares outstanding
Common shares	1,068,706,822

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

1

INTRODUCTION

“Grupo Ultra” has an 88‑year history, tracing its origins back to 1937, when Ernesto Igel founded Ultragaz, a pioneer in liquefied petroleum gas (LPG) distribution in Brazil. Since then, the Group has built a trajectory of growth and diversification, becoming one of the leading business conglomerates in Brazil, operating in the energy, mobility and logistics infrastructure sectors.

Ultrapar Participações S.A. is the holding company of “Grupo Ultra”, responsible for the strategic portfolio management and disciplined and efficient capital allocation, focused on long‑term value creation and supported by strong governance practices, transparency and financial discipline.

In the capital markets, Ultrapar’s shares have been traded on B3 and on the New York Stock Exchange (NYSE) through Level III ADRs since 1999. Since 2011, the Company has been listed on B3’s Novo Mercado segment, which includes companies with the highest standards of governance and transparency.

As of December 31, 2025, Ultrapar’s portfolio consisted mainly of Ipiranga, Ultragaz, Ultracargo and Hidrovias.

  Ipiranga: one of the largest fuel distributors in Brazil, with a strong presence in the daily lives of millions of consumers. Ipiranga offers a comprehensive mobility value proposition that combines the sale of high-quality fuels, with assured provenance, through a network of approximately 5.8 thousand service stations - including the premium line of additive fuels, Ipimax – with an ecosystem of complementary services. This ecosystem includes convenience retail, with 1.5 thousand AmPm stores, automotive services provided by 1.1 thousand Jet Oil units; and one of the largest loyalty programs in Brazil, KMV, which strengthens customer relationships and drives recurring consumption. In addition to its retail operations, Ipiranga serves the B2B market through Ipiranga Empresas, leads the Brazilian lubricants sector through ICONIC, its joint venture with Chevron, and operates in the TRR (Transportador Revendedor Retalhista – Retail Reseller Transporter) segment through NeoDiesel, expanding its presence across different channels and customer profiles.
  Ultragaz: one of the largest LPG distributors in Brazil and is establishing itself as an integrated energy platform. Its portfolio includes the commercialization of liquefied petroleum gas (LPG), electricity from renewable sources, compressed natural gas (CNG), biomethane and bioLPG (produced from vegetable oils). A pioneer and market leader in Brazil’s LPG segment, Ultragaz serves approximately 10.5 million households through a network of 6.3 thousand resellers, in addition to roughly 53 thousand business customers, which include commercial, industrial, and agribusiness operations.
  Ultracargo: is Brazil’s largest independent liquid bulk storage company, offering integrated logistics solutions that efficiently connect the country’s main logistics corridors. Ultracargo currently operates nine multipurpose terminals, strategically located to link coastal regions to the country’s inland areas, enhancing the value proposition delivered to customers throughout the logistics chain. In recent years, Ultracargo has been executing a consistent growth and inland-expansion plan, which includes the development of new sites and the expansion of capacity at existing terminals, strengthening its presence in regions that are strategic to Brazil’s logistics infrastructure.
  Hidrovias: is a logistics solutions company focused on waterway transportation and port operations. Hidrovias stands out for offering competitive, lower-carbon logistics solutions, primarily aimed at the transportation of grains, minerals and fertilizers. Operating across strategic corridors in South America, Hidrovias leverages inland waterway transportation as an efficient alternative for regional logistics integration, expanding its exposure to agribusiness and strengthening its value proposition across the production chains it serves.
2

GLOSSARY AND OTHER CONVENTIONS

References in this annual report to “Ultrapar,” “Group,” “Grupo Ultra,” “Ultra Group,” “we,” “our,” “us,” and “the Company,” are to Ultrapar Participações S.A. and its consolidated subsidiaries (unless the context otherwise requires). In addition, all references in this annual report to:

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
  “Ageo” are to Ageo Terminais e Armazéns Gerais S.A.;
  “AmPm” are to Ipiranga’s convenience stores franchise network that operates under the AmPm brand, managed by AmPm Comestíveis Ltda.;
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
  “Chevron” are to Chevron Latin America Marketing LLC and Chevron Amazonas LLC;
  “CIDE” are to Contribuição de Intervenção no Domínio Econômico, a Brazilian tax contribution levied on the import and sale of gasoline, diesel, aviation kerosene, LPG, among others;
  “CNPE” are to Conselho Nacional de Política Energética, an advisory body to the President of Brazil, created by Law No. 9,478/97, responsible for the formulation of energy policies and guidelines;
  “Code” are to the U.S. Internal Revenue Code of 1986, as amended;
  “CODIF” are to Sistema de Controle do Diferimento do Imposto nas Operações, a system for tax deferral control in operations;
  “Comexstat” are to Comex stat, Brazil’s official portal for foreign trade statistics, that provides free access to export and import data, including Brazilian commodities exports.
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
4

  “FGV” are to Fundação Getulio Vargas;
  “Fogás” are to Sociedade Fogás Ltda.;
  “Galena” are to Sociedade Anônima de Óleo Galena Signal, a former subsidiary of Chevron that, together with CBL, held Texaco;
  “GHG” are to greenhouse gas;
  “GRI” are to Global Reporting Initiative;
  “Hidrovias” are to Hidrovias do Brasil S.A., a logistics company and a subsidiary of Ultrapar that offers integrated solutions for waterway transportation, terminal operations, cabotage, and integration of transportation services;
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
  “Indorama” are to Indorama Ventures PLC;
  “INPI” are to Instituto Nacional de Propriedade Industrial, the Brazilian institute of industrial property; IPCA” are to Índice Nacional de Preços ao Consumidor Amplo, the extended national consumer price index calculated by IBGE;
  “Ipiranga” are to Ultra Mobilidade S.A., the holding company that owns Ipiranga Produtos de Petróleo S.A., our subsidiary that operates in the fuel distribution business and related activities, AmPm and Neodiesel Ltda.;
  “Ipiranga and its subsidiaries” are to RPR, DPPI, CBPI, Ipiranga Química S.A. (“IQ”), Ipiranga Petroquímica S.A. (“IPQ”), Companhia Petroquímica do Sul S.A. (“Copesul”) and their respective subsidiaries prior to their sale to Ultrapar, Petrobras and Braskem;
  “IRS” are to U.S. Internal Revenue Service;
  “ISE ” are to the Corporate Sustainability Index of B3;
  “Itaúsa” are to Itaúsa – Investimentos Itaú S.A.;
  “KMV” are to Km de Vantagens, Ipiranga’s loyalty program which, combined with a digital payment app, operates under the brand KMV (formerly abastece aí), managed by Eaí Clube Automobilista S.A.;
  “LGPD” are to Brazilian General Data Protection Law
  “Liquigás” are to Liquigás Distribuidora S.A.;
  “LPG” are to liquefied petroleum gas;
  “LTIF” are to Lost-time Injury Frequency. The LTIF rate is calculated by (the number of accidents with lost time x 1,000,000/ hours worked);
5

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
  “Pague Menos” are to Empreendimentos Pague Menos S.A.;
  “Parth” are to Parth do Brasil Participações Ltda., an investment company controlled by Mrs. Daisy Igel’s family and owner of 7.7% of Ultrapar’s total capital stock;
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
6

  “SELIC” are to the Brazilian base interest rate; “Shell” are to Shell International Petroleum Company Limited, a subsidiary of Royal Dutch Shell;
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
  “Ultragaz” are to Cia. Ultragaz S.A., which operates mainly in the distribution of LPG, but also provides other types of energy, beyond LPG;
  “Ultragaz Energia”, means Ultragaz Energia Ltda the holding company that owns a participation in Stella GD Intermediação de Geração Distribuída de Energia Ltda., Ultragaz’s subsidiary which operates in the energy market, targeting low voltage customers;
  “Ultrapar International” are to Ultrapar International S.A.;
  “Ultra Logística”, formerly named “Ultracargo Operações Logísticas e Participações Ltda.” are to Ultra Logística Ltda., a subsidiary of Ultrapar;
  “União Vopak” are to União Vopak Armazéns Gerais Ltda., a joint-venture in which Ultracargo has a 50% stake;
  “US$,” “U.S. dollar” or “U.S. dollars” are to the United States dollar;
  “Vibra” are to Vibra Energia S.A.;
  “Vopak” are to Vopak Brasil S.A.; and
  “Witzler” are to Witzler Participações S.A., company in which Ultragaz’s acquires stake and operates in the free energy market, targeting high voltage customers, and was merged into “Ultragaz Comercializadora de Energia S.A.”
7

PRESENTATION OF FINANCIAL INFORMATION

Our audited consolidated financial statements included in Item 18 have been prepared in accordance with IFRS as issued by the IASB. They comprise our consolidated statements of financial position as of December 31, 2025, and 2024 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows (prepared under the indirect method) for the years ended December 31, 2025, 2024 and 2023, together with the accompanying notes (the “Consolidated Financial Statements”).

There were no IFRS standards, amendments or interpretations issued by IASB that became effective and could have had a material impact on our Consolidated Financial Statements for the years ended on December 31, 2025, and 2024 that were not adopted by the Company.

The financial information presented throughout this annual report should be read in conjunction with our Consolidated Financial Statements.

Segment information for our businesses is presented on an unconsolidated basis. As further described in Note 24 to our Consolidated Financial Statements, intercompany transactions are not eliminated for segment reporting purposes. As a result, segment information may differ from the consolidated figures presented elsewhere in this annual report.

Additional information on intercompany transactions is included in “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions”.

Oxiteno and Extrafarma, our former wholly owned subsidiaries, were classified as assets and liabilities held for sale and discontinued operations as of December 31, 2021, following the execution of share purchase agreement with Indorama (August 2021) and Pague Menos (May 2021), respectively. The sale of Oxiteno was closed on April 1, 2022, and the Extrafarma was closed on August 1, 2022, and, as a result, both companies are no longer part of Ultrapar’s business portfolio.

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, totals presented in some tables and charts may not correspond precisely to the sum of the amounts presented before them.

Market share and economic information

Unless otherwise indicated, the market share information presented in this annual report is based on data from following sources: (i) ANP for the LPG distribution segment, (ii) IBP and ANP for the fuel distribution segment, (iii) ABTL for the liquid bulk storage industry, and (iv) Comexstat for the logistics and commodity-related export flows. Macroeconomic information is derived, unless otherwise specified, from IBGE, FGV and the Central Bank of Brazil.

Although we believe these sources to be reliable and have no reason to believe that the information obtained from them is materially inaccurate, we have not independently verified any such information.

Financial information in U.S. Dollars

Solely for the convenience of the reader, certain amounts included in this annual report have been translated from Reais into U.S. dollars at the commercial selling rate as reported by the Central Bank of Brazil on December 31, 2025, of R$5.50 to US$1.00. These translations should not be construed as representations that the Real amounts represent, have been, or could be converted into U.S. dollars at such rate or at any other exchange rate. The inclusion of these U.S. dollar amounts does not imply that the underlying amounts could be converted into U.S. dollars as of that date or any subsequent date.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains statements that constitute “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. Forward-looking statements include, among other things, statements with respect to our business strategy for marketing and operational expansion, plans, objectives, goals and targets; our expectations regarding industry trends; our future operating results and margins; our capital expenditures forecasts; our liquidity and capital resources, the development of additional sources of revenues; and other statements that are not historical facts. Words such as “believe,” “expect,” “may,” “will,” “plan,” “strategy,” “prospect,” “foresee,” “estimate,” “project,” “outlook,” “anticipate,” “can,” “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements speak only as of the date they are made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise, except as required by applicable law.

These statements are based on our current expectations and projections about future events and are subject to known and unknown risks and uncertainties that may cause our actual results, performance or achievements to differ materially from those expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to:

  general business, economic and political conditions, including the price of crude oil and other commodities, refining margins and prevailing foreign exchange rates and the effect of such conditions on the economy of Brazil the political environment in Brazil
  risks beyond our control, including geopolitical crises, natural disasters, epidemics or pandemics, cyber-attacks, acts of terrorism or other catastrophic events, including the economic, financial and business impacts of such events uncertainty regarding the ongoing hostility between Russia and Ukraine, challenges related to the conflicts in the Middle East, and the related impact on global macroeconomic conditions as a result of such conflicts competition
  ability to deliver products on a timely basis
  ability to anticipate trends in the LPG, fuels and logistics sectors, including changes in capacity and industry price movements changes in official regulations
  changes in import or export controls, duties, levies or taxes, either in international markets or in Brazil, Paraguay or Uruguay receipt of official authorizations and licenses
  political, economic and social events in Brazil and the other countries in which we have operations access to sources of financing and our level of indebtedness ability to integrate acquisitions
  regulatory issues relating to acquisitions
  instability and volatility in the financial markets
  climate changes
  availability of tax benefits
  outcome of current or future lawsuits, and
  other factors contained in this annual report under “Item 3.D. Key information—Risk factors.”

Statements regarding dividends, operating and financing strategies, capital expenditure plans, business direction and trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Forward-looking statements involve risks and uncertainties and are not a guarantee of future results. Considering the risks and uncertainties described above, the forward-looking events and circumstances described in this annual report might not occur, and our future results may differ materially from those anticipated.

PART I

ITEM 1.              IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.              OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.              KEY INFORMATION

A.           [Reserved]

B.           Capitalization and indebtedness

Not applicable.

C.           Reasons for the offer and use of proceeds

Not applicable.

D.           Risk factors

Investing in our shares and ADSs involves a high degree of risk. Potential investors should carefully consider the risks described below and the other information contained in this annual report when evaluating an investment in our shares or ADSs. Our businesses, results of operations, cash flow, liquidity, and financial condition could be materially harmed if any of these risks materialize and, as a result, the trading price of the shares or the ADSs could decline, and investors could lose a substantial part or even all of their investment.

We have included information in these risk factors concerning Brazil based on information that is publicly available. Other risks that we do not presently know about or deem immaterial could also cause adverse effects on our businesses, operations, financial condition, and results of operations.

Summary of risk factors

Risks relating to Ultrapar and its industries:

  supply concentration and pricing policy
  competition and alternative energy
  anticompetitive practices
  operational disruptions in logistics and distribution
  regulatory change in our operating sector
  changes in Senior Management and Talent Retention
  leverage and refinancing risk
  commodity cost volatility
  outbreaks of Communicable Diseases, Epidemics, or Pandemics environmental and health regulation
  macroeconomics and market volatility
  insurance sufficiency
  Brazilian tax reform
  tax incentives
  shareholder structure
  M&A risks
  influence of the founding family and related shareholders
  holding company structure
  licensing and permits
  governance and compliance
  cybersecurity and IT
  operational hazards
  public company obligations and compliance requirements
11

Risks relating to Brazil:

  government influence and political/economic conditions
  inflation and policy responses
  exchange rate volatility
  external contagion from other markets
  service of process and enforcement
  climate policy frameworks
  stricter environmental laws
  extreme weather and physical climate risks

Risks relating to our common shares and ADSs

  ADS voting mechanics
  dividends not guaranteed
  preemptive rights
  exchange of ADSs for shares
  Brazilian tax changes
  sales of a significant number of shares or ADSs
  market overhang PFIC risk

RISKS RELATING TO ULTRAPAR AND ITS INDUSTRIES

Supply concentration and pricing policy: Petrobras is the main supplier of LPG and oil-based fuels in Brazil. Fuel and LPG distributors in Brazil, including Ipiranga and Ultragaz, have formal contracts with Petrobras for the supply of oil-derivatives. Any material delay or interruption in the supply of LPG or oil-based fuels from Petrobras would immediately affect Ultragaz’s or Ipiranga’s ability to provide LPG and oil-based fuels to their customers. In addition, Petrobras’ current pricing policy may have an adverse effect on our businesses.

Prior to 1995, Petrobras held a constitutional monopoly for producing and importing petroleum products in Brazil. Although this constitutional monopoly was formally terminated pursuant to an amendment to the Brazilian Constitution enacted in 1995, Petrobras effectively remains the main provider of LPG and oil-based fuels in Brazil. In 2025, 83% of all the LPG purchased by Ultragaz was supplied by Petrobras. With respect to fuel distribution, Petrobras also supplied the majority of Ipiranga and other distributors’ oil-based fuel requirements in 2025, supplying 62% of all diesel and 73% of all gasoline in the market, according to ANP data.

Significant interruptions or delays of LPG and oil-based fuel from Petrobras could occur in the future. Any interruption in the supply of LPG or oil-based fuels from Petrobras would immediately affect Ultragaz or Ipiranga’s respective ability to provide LPG or oil-based fuels to their customers, and material delays in the supply could also impact our operations.

Additionally, Petrobras announced in 2021 that it would cease to guarantee the supply of fuels to the Brazilian market and informed distributors that a portion of their fuel purchase orders would not be fully met. As a result, fuel distribution companies, including Ipiranga, have been required to purchase part of their fuel needs from other local refineries or from the international market.

In May 2023, Petrobras announced a new commercial strategy for setting diesel and gasoline prices, thus replacing its pricing policy in which import parity prices were the sole reference for selling fuels to distributors in the Brazilian market. The new pricing model not only considers international market dynamics but also takes into account national pricing references such as the customer alternative cost and the marginal value for Petrobras. If the prices at which these products are imported or bought from other companies are materially different from those charged by Petrobras, the fuel market supply dynamics could be materially affected, and our operating margins, market share, financial condition and results of operations may be adversely affected. Moreover, if we are not able to obtain an adequate volume of LPG or oil-based fuels at competitive prices or pass on the increase in costs to our customers, our operating margins, market share, financial condition and results of operations may be adversely affected.

Competition and alternative energy: intense competition is generally inherent to distribution markets, including the LPG and fuel distribution markets, and may affect our operating margins. LPG and oil-based fuels also compete with alternative sources of energy and are expected to compete with alternative sources of energy that may be developed in the future, which may adversely affect the markets in which we operate.

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

LPG competes with alternative sources of energy, such as natural gas, wood, diesel, fuel oil and electricity. Natural gas is currently the main source of energy we compete with, mainly for large industrial consumers. Changes in relative prices, investments in the natural gas infrastructure grid or the development of alternative sources of energy in the future may adversely affect the LPG market and consequently our business, financial results, and results of operations.

The Brazilian fuel distribution market is highly competitive as well, in both retail and wholesale segments, with companies with significant resources participating in it. Furthermore, small local and regional distributors have increased their market share in recent years. Intense competition in the fuel distribution market could lead to lower sales volumes, lower selling prices and increased marketing expenses, which may have a material adverse effect on our operating margins. See “Item 4.B. Information on the Company—Business overview—Industry and regulatory overview—C. Fuel distribution—Ipiranga—Competition.”

Moreover, oil-based fuels face competition from a variety of renewable alternatives, such as biofuels and electric vehicles. The share of renewable energy sources in the global energy matrix is steadily increasing and a growing number of countries, including Brazil, are discussing and adopting public policies to encourage the marketing of these alternative sources of energy. We are unable to foresee the timing and pace or even which renewable sources of energy will be developed or adopted and may not be able to adapt our business model timely or remain competitive compared to them, which could impact on our financial condition and results of operations.

Anticompetitive practices: anticompetitive practices in the fuel distribution sector may distort market prices.

Anticompetitive practices have been one of the main problems affecting fuel distributors in Brazil, including Ipiranga. Generally, these practices have involved a combination of tax evasion, special tax regimes and fuel adulteration, such as the dilution of gasoline by mixing solvents, adding anhydrous ethanol in an amount greater than that permitted by applicable law, or adding biodiesel in an amount smaller than that required by applicable law. There is also a large number of distributors who fail to meet RenovaBio targets and do not purchase mandatory decarbonization credits annually.

Taxes constitute a significant portion of the cost of fuels sold in Brazil. For this reason, tax evasion by some fuel distributors has been prevalent, allowing them to (i) reduce the prices they charge compared to large distributors, such as Ipiranga, or (ii) obtain higher profit margins and/or better financial results. As the final prices for the products sold by distributors, including Ipiranga, are calculated based on, among other factors, the amount of taxes levied on the purchase and sale of these fuels, anticompetitive practices such as tax evasion may reduce Ipiranga’s sales volume and could have a material adverse effect on our operating margins. Should there be any increase in the taxes levied on fuels, tax evasion may increase, resulting in a greater distortion of the prices of fuel sold and further adversely affecting our results of operations.

Furthermore, the fuel distribution sector has been under scrutiny by Brazilian authorities, including CADE and public prosecutors, as there have been allegations of cartels involving price arrangements and certain other antitrust practices within the sector. The outcome of these ongoing investigations and administrative and judicial proceedings may have an adverse impact on the Company’s businesses and results. For example, in 2025, Ipiranga: (i) obtained a final and favorable administrative decision, which terminated an administrative proceeding initiated by CADE regarding cartel conduct; and (ii) was notified about an ongoing investigation before CADE concerning market allocation, related to facts allegedly occurring in 2012, and is therefore classified as presenting a remote risk of loss due to the statute of limitations defense. Additionally, the Company is actively involved in two judicial proceedings aiming to annul fines imposed by CADE in the administrative sphere.

Operational disruptions in logistics and distribution: our businesses would be materially adversely affected if operations at our transportation and distribution facilities experienced significant events outside of our control.

The distribution of LPG and fuels is subject to inherent risks, including interruptions or disturbances in the distribution system which may be caused by accidents or force majeure events. Our operations are dependent upon the uninterrupted operation of our terminals, storage and distribution facilities and various means of transportation. We are also dependent upon the uninterrupted operation of certain facilities owned or operated by our suppliers. Operations at our facilities and at the facilities owned or operated by our suppliers could be partially or completely shut down, temporarily or permanently, as a result of any number of circumstances that are not within our control, such as:

  catastrophic events, including hurricanes and floods
  geopolitical conflicts, social and economic unrest, terrorist events, and wars epidemics and pandemics
  environmental matters (including environmental licensing processes or environmental incidents, contamination, and other matters)
  labor difficulties (including work stoppages, strikes and other events); and
  disruptions in our means of transportation, including opposition from social or labor movements (such as strikes) or blockades of key transportation routes or facilities, affecting the supply of our products.

Any significant interruption at these facilities or inability to transport products to or from these facilities or to our customers for any reason could subject us to liability in judicial, administrative, or other proceedings, including for disruptions caused by events outside of our control, which could materially affect our businesses and results.

Our businesses are also subject to stoppages and blockades of highways and other public roads. We also face risks from infrastructure deficits in Brazil, as well as in other countries where Hidrovias operates, which may increase costs and the likelihood of interruptions in our operations.

Regulatory change in our operating sector: we may be adversely affected by changes to specific laws and regulations in our operating sectors.

We are subject to extensive federal, state and local legislation and regulation by government agencies and sector associations in the industries we operate. Rules related to product and grain quality, product storage, staff working hours, among others, may become more stringent or be amended over time, and may require new investments or an increase in expenses to ensure that our operations are in compliance with the applicable rules. Changes in specific laws and regulations in the sectors in which we operate may adversely affect the conditions under which we operate in ways that could have a material negative effect on our businesses and our results.

Changes in senior management and talent retention: any change in our senior management and any difficulty in retaining, attracting, and replacing qualified personnel could affect our ability to grow and could have an adverse effect on our activities, financial condition, and results of operations.

Our success depends, in part, on the efforts and skills of our senior management and key personnel. The loss or failure of retaining one or more of our key personnel could adversely affect our businesses. Our success also depends, in part, on our continued ability to identify, hire, attract, train, develop, and retain other highly qualified employees. Competition for these employees can be intense, and we may not be able to attract and retain them. If we are unable to attract or retain qualified professionals to manage and expand our operations, we may not be able to conduct our business and, as a result, our operating and financial results may be adversely affected.

Leverage and refinancing risk: our level of indebtedness may require us to use a significant portion of our cash flow to service such indebtedness.

As of December 31, 2025, our consolidated gross debt was R$20,093.3 million and our net cash provided by operating activities totaled R$5,452.5 million. The level and composition of our indebtedness could have significant consequences for us, including requiring a portion of our cash flow from operations to be committed to the payment of principal and interest on our indebtedness, thereby reducing the available cash to finance our working capital and investments in growth opportunities. In addition, any increase in our level of indebtedness or leverage could negatively impact on our credit rating, making it more difficult to refinance our indebtedness in the future.

Commodity cost volatility: higher LPG, fuels and other raw material costs could increase the cost of products sold and decrease our gross margin, adversely affecting our total operating result. Our exposure to cost volatility and other events related to these products could have a material adverse effect on our businesses, financial condition, and results of operations.

LPG, fuels and the main raw materials used in the distribution of our main products are subject to substantial price fluctuations. Such fluctuations could have a material adverse effect on our businesses, financial condition, and results of operations. The prices of LPG, fuels and other raw materials are influenced by several factors over which we have little or no control, including, but not limited to weather, agricultural production, international and national political and economic conditions, transportation and processing costs, regulations and government policies, and the relationship between world supply and demand. In addition, we may not be able to pass through to our customers, in due course, increases in LPG, fuels and other raw material costs and other operating costs related to the distribution of our products, which could decrease our profit margin and cause a material adverse effect on our activities, financial condition, and operating results.

Outbreaks of communicable diseases, epidemics, or pandemics: our businesses may be materially and adversely affected by the outbreak of communicable diseases, other epidemics, or pandemics.

Historically, some regional or global epidemics and outbreaks, such as the one caused by the Zika virus, the one caused by the Ebola virus, the H5N5 virus (popularly known as avian flu), foot-and-mouth disease, the H1N1 virus (influenza A, popularly known as swine flu), the Middle East Respiratory Syndrome (MERS), the Severe Acute Respiratory Syndrome (SARS) and the coronavirus (COVID-19) have affected certain sectors of the economy in countries where these diseases have spread. Policies designed to prevent or delay the spread of such communicable diseases, such as restriction on the circulation of people and/or the operations of certain sectors of the economy, might negatively affect business and economic sentiment, causing significant volatility in global capital and commodity markets and thus affecting the outlook of the economy of Brazil and other countries, directly impacting our businesses, operations, and financial condition.

A global pandemic can also precipitate or exacerbate the other risks described in this annual report, which in turn could further materially and adversely affect our businesses, financial condition, results of operations, cash flows, prospects, and the market price of our securities, including in ways not currently known or considered by us to present material risks.

Environmental and health regulation: we are subject to extensive federal and state legislation and regulation by governmental agencies responsible for implementing environmental and health laws and policies in Brazil.

Our subsidiaries must obtain permits for their industrial facilities from the appropriate environmental agencies, which may create additional regulations for our operations by prescribing specific environmental standards in their operating licenses. This includes compliance with environmental laws concerning protected areas, licensing, and the interface with indigenous or quilombola territories, which are becoming increasingly stringent and more strictly enforced.

Changes in these laws and regulations, or in their enforcement, may adversely affect the Company by increasing its compliance and operating costs. Furthermore, additional or new laws and regulations, as well as more stringent interpretation of existing laws and regulations, may require additional investments for the Company to maintain its operations in compliance with legislation, which could increase costs and adversely affect results. Stricter regulations related to the handling and transport of dangerous products, diesel, oil, and other flammable materials could also result in increased compliance costs.

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

Macroeconomics and market volatility: our businesses, financial condition and results of operations may be materially and adversely affected by a general economic downturn and by instability and volatility in the financial markets, including those driven by geopolitical tensions and armed conflicts.

The turmoil of the global financial markets and the scarcity of credit in the past led to a lack of consumer confidence, increased market volatility and a widespread reduction in business activity. An economic downturn could materially and adversely affect the liquidity, businesses and/or financial condition of our customers, which could in turn result in decreased demand for our products, increased delinquencies in our accounts receivable and limited liquidity of our shares and ADSs.

Global markets have recently experienced volatility and disruption following the escalation of geopolitical tensions and armed conflicts in various regions. Any hostilities, terrorist activities, political instability or violence as a result of these conflicts could lead to market disruptions, sanctions and volatility, which, depending on the scale these conflicts reach, could adversely affect our businesses and results of operations.

Moreover, an eventual new global financial crisis could have a negative impact on our cost of borrowing and on our ability to obtain future borrowings. The disruptions in the financial markets could also lead to a reduction in available trade credit, due to counterparties’ liquidity concerns. If we experience a decrease in demand for our products or an increase in delinquencies in our accounts receivable, or if we are unable to obtain borrowings, our businesses, financial condition and results of operations could be materially adversely affected.

Insurance sufficiency: our insurance coverage may be insufficient to cover losses that we might incur.

The specialized distribution and retail, as well as the operations in logistics of oil, LPG, and fuels, and our integrated logistics solutions focused on bulk commodities, involve substantial risks of property damage and personal injury and may result in material costs and liabilities. Although we maintain insurance policies, the occurrence of losses or other liabilities that are not covered by insurance or that exceed the limits of our insurance coverage could result in significant unexpected additional costs.

In addition, there are certain types of risks, such as natural disasters, accidents, thefts, or other unforeseen events (e.g., drying of rivers, silting, war, acts of terrorism, and force majeure), that may not be adequately covered by our insurance policies. If such events occur, we may incur significant additional costs to restore or replace affected assets or to address the impacts on our operations. Additionally, if the frequency and severity of accidents, losses or damage to cargo, or indemnities to workers and third parties increase, we may face higher insurance premiums and, in some cases, difficulty in renewing or obtaining the necessary insurance coverage, which could adversely affect our operations.

Insurance coverage may not be available in a timely manner or may be insufficient to cover all losses or any loss at all. Mechanical failures, navigational hazards, accidents, or interruptions caused by environmental factors could also disrupt operations and lead to significant financial consequences. Equipment breakdowns, natural disasters, and delays in obtaining imported products or spare parts or equipment could also affect the production process and, consequently, the results of operations and our reputation.

Brazilian tax reform: the taxation system in Brazil is undergoing significant changes following the approval of the tax reform, which may result in material changes to the taxation of our products and services, potentially affecting our results of operations and financial condition.

Taxation in Brazil remains complex, with numerous regulations, exemptions, and amendments, that make it challenging for businesses to navigate and anticipate their tax obligations. While the approved tax reform consumption is expected to simplify the system and introduce long-term benefits, it also presents risks during its phased implementation and transition period (2026 - 2032) as taxpayers are required to be compliant with both the current legislation and with the new taxes and the ones that being introduced.

Additionally, the tax reform on consumption consolidates and modifies existing federal, state, and municipal tax regimes and structures and it introduces uncertainties that may significantly impact our operations and results. These uncertainties arise from the need to adapt to a dual VAT system, which includes the Federal Contribution on Goods and Services (CBS) and the States and Municipalities Tax on Goods and Services (IBS), as well as an Excise Tax applied to specific products such as fossil fuels and other products that are deemed to harm the environment or public health.

According to Complementary Law no. 214, dated January 16, 2025, as amended, which provides for the IBS and CBS’ general rules, fuels and LPG will be subject to a specific tax regime of IBS and CBS. The applicable tax rates have not yet been defined and will be established aiming to maintain the effective tax rate currently applicable. Any increase in tax rates could raise the cost of goods sold, thereby reducing profitability if we could not timely pass on these adjustments on to consumers. On the other hand, a decrease in tax rates might positively impact margins, but could also lead to intensified competition as other market players might adjust their own pricing strategies.

We also expect significant resources, and time will be required to ensure compliance with the new tax regulations, thus increasing compliance costs arising from the need for additional staff training, IT system updates, and engagement with tax advisors. Failure to comply with the revised tax regulations could also result in penalties, fines, or legal actions, further impacting our financial condition.

Therefore, to address all the contractual and operational adjustments required by the implementation of the tax reform, we established a multidisciplinary team with the objective of identifying the items which need to be adapted, the responsible staff and action plans. These adjustments will be carried out throughout the entire transition period (2026–2032) to ensure the compliance with the regulations that will be issued during this timeframe.

On the top of the tax reform on consumption, as of 2026, Law no. 15,270, dated  November 26, 2025, revoked the tax exemption on dividends and provided for the levy of withholding income tax at a 10% rate on dividends paid to shareholders that are (i) individuals resident and domiciled in Brazil in amounts exceeding R$50,000.00 per month; or (ii) non-resident in Brazil for tax purposes. Non-resident shareholders may be granted a tax credit in connection with the withholding income tax due. The regulation of the request proceeding of this tax credit is still pending by the Federal government.

Additionally, Complementary Law No. 224, dated December 26, 2025, increased the withholding income tax rate applicable to interest on shareholders’ equity (juros sobre o capital próprio) from 15% to 17.5% and provided for the reduction of certain tax incentives or benefits granted by the legislation. The Brazilian federal government also enacted tax decrees that increased the IOF tax rates applicable to certain transactions, such as foreign exchange transactions and loans.

We cannot assure you that the Brazilian government will not change other taxes or implement new taxes that may adversely affect our operations.

In addition, certain tax laws may be subject to varying interpretations by tax authorities. Any increase in the amount of taxation resulting from challenges to our tax positions could adversely affect our business, financial condition and results of operations. We are also subject to inspections by tax authorities at the federal, state, and local government levels. During such inspections, our tax positions may be challenged by the tax authorities, on grounds similar to those underlying our existing disputes. There is no assurance that the provisions for such proceedings, if any, are adequate, that no additional tax exposures shall be identified, or that further tax reserves shall be required for any tax exposure. The Brazilian tax authorities have been intensifying the frequency of inspections. Any judicial or administrative proceedings related to tax matters before the courts, including the Administrative Council for Tax Appeals (Conselho Administrativo de Recursos Fiscais) and state and municipal administrative courts, may adversely affect us.

Companies in Brazil operate in a complex regulatory environment, characterized by heightened oversight and active engagement by tax, prosecutorial and other governmental authorities in connection with investigations into the alleged improper use, transfer or monetization of tax credits, particularly within complex and multi-tiered supply chains. These types of investigations may lead to tax assessments, the denial or limitation of tax credits, the imposition of fines, penalties or interest, and other administrative or judicial proceedings, including criminal and enforcement actions, against participants in the relevant supply chains. The continuation of such investigations is inherently uncertain. There can be no assurance that the Company or its subsidiaries will not become subject to any such investigation or proceeding in the future, or that any such matter would not have an adverse effect on the Company's business, financial condition, and results of operations

Tax incentives: the suspension, cancellation or non-renewal of certain tax benefits may adversely affect our results of operations.

As of the date of this annual report, we are entitled to tax benefits providing for income tax reduction for our activities in the Northeast region of Brazil, subject to certain conditions. Conversely, if the corresponding tax authorities understand that we have not complied with any of the tax benefit requirements or if the current tax programs from which we benefit are modified, suspended, canceled, not renewed, or renewed under terms that are substantially less favorable than expected, we may become liable for the payment of related taxes at the full tax rates and our results of operations may be adversely affected. Income tax exemptions amounted to R$101.3 million, R$94.3 million and R$109.0 million for the years ended December 31, 2025, 2024 and 2023, respectively. See “Item 4.B. Information on the Company—Business overview—Industry and regulatory overview—A. Distribution of LPG—Ultragaz—Income tax exemption status” and “Item 4.B. Information on the Company—Business overview—Industry and regulatory overview—B. Storage services for liquid bulk —Ultracargo—Income tax exemption status.”

Shareholder structure: no single shareholder or group of shareholders holds more than 50% of our capital stock, which may increase the opportunity for alliances between shareholders and other events that may occur as a result thereof.

In the event that a controlling group is formed and decides to exercise its influence over our Company, we may be subject to unexpected changes in our corporate governance and strategies, including the replacement of key executive officers and board members. Any unexpected change in our management team, business policy, or strategy, any dispute between our shareholders, or any attempt to acquire control of our Company may have an adverse impact on us. The term of office of our current Board of Directors, the members of which were elected at the Annual and Extraordinary General Shareholders’ Meeting held on April 16, 2025, will expire at the Annual General Shareholders’ Meeting to be held in 2027. Consequently, a new composition of the Board of Directors might be elected by our shareholders.

M&A risks: as a result of acquisitions, Ultrapar has assumed and may assume in the future certain liabilities related to the businesses acquired or to be acquired. Additionally, Ultrapar has assumed and may assume certain risks associated with acquisitions and divestments, including regulatory risks.

Ultrapar is subject to risks relating to acquisitions and divestments that it enters from time to time. Such risks include the assumption of liabilities of an acquired business or a refusal by the relevant regulatory bodies, including CADE, to approve a relevant transaction.

Ultrapar may acquire new businesses in the future and, as a result, we may be subject to additional liabilities, obligations and risks. See “Item 4.A. Information on the Company—History and development of the Company” for more information regarding with these acquisitions. These liabilities may cause Ultrapar to be required to make payments (including indemnifications and payments in respect of future claims in judicial and arbitral proceedings), incur charges, or take other actions that may adversely affect our financial position, results of operations, and the price of our shares.

For example, the sale of Oxiteno to Indorama was closed on April 1, 2022, and the sale of Extrafarma to Pague Menos was closed on August 1, 2022. Thus, these two companies ceased to be consolidated as subsidiaries of Ultrapar, and we no longer control their management or operations. However, under the applicable sale agreements, we will remain liable for certain previously existing financial obligations, legal liabilities, or other known and unknown contingent liabilities or risks associated with Oxiteno and Extrafarma that may, if materialized, adversely affect our businesses, operations, and/or results.

Additionally, during 2024, Ultra Logística acquired a relevant equity stake in Hidrovias, and as of December 31, 2025, Ultrapar held a total stake of 58.72 % in Hidrovias. For more information, see “Item 4.A. Information on the Company—History and development of the Company—Recent developments.”

Our management is unable to predict whether and when any new acquisitions or strategic alliances will occur or the likelihood that any particular transaction will be completed on favorable terms and conditions. Our ability to expand our business through acquisitions or alliances depends on many factors, including its ability to identify acquisition opportunities or access capital markets on acceptable terms. Even if we are able to identify opportunities and obtain the resources necessary to do so, financing these acquisitions could result in an overcommitment on our part. Acquisitions, particularly those involving sizeable enterprises, may bring managerial and operational challenges, including the diversion of management’s attention from existing operations and difficulties in integrating operations and personnel. Any material failure by us in integrating new businesses or managing any new alliances may adversely affect our business and financial performance.

Influence of the founding family and related shareholders: the founding family and part of our senior management, through their ownership interest in Ultra S.A. and Parth, own a significant portion of our shares and may influence the management, direction, and policies of Ultrapar, including the outcome of any matter submitted to the vote of shareholders.

Although there is no controlling shareholder of Ultrapar, the founding family and part of our senior management, through their ownership interest in Ultra S.A. and Parth, beneficially own a significant portion of our outstanding common stock. On August 18, 2020, Ultra S.A. and Parth entered into the 2020 Shareholders’ Agreement to include Pátria in its capacity as Ultra S.A.’s shareholder then holding a 20% stake in Ultra S.A.’s capital stock. Mr. Marcos Marinho Lutz, Chairman of the Board of Directors of Ultrapar, is a shareholder of Ultra S.A., holding 2.4% of its capital stock, and is also a consenting intervening party to the 2020 Shareholders’ Agreement. A total of 35.3% of the Company’s capital stock is bound by the 2020 Shareholder’s Agreement as of December 31, 2025. Accordingly, these shareholders, acting together through Ultra S.A. and Parth, may exercise significant influence over all matters requiring shareholder approval, including the election of our directors. See “Item 4.A. Information on the Company—History and development of the Company”, “Item 7.A. Major shareholders and related party transactions—Major shareholders—Shareholders’ Agreements” and “Exhibit 2.9—Shareholders’ Agreement dated August 18, 2020.”

Holding company structure: our status as a holding company may limit our ability to pay dividends on the shares and, consequently, on the ADSs.

As a holding company, we have no significant operating assets other than the ownership of shares of our subsidiaries. Substantially all our operating income comes from our subsidiaries, and therefore we depend on the distribution of dividends or interest on shareholders’ equity from our subsidiaries. Consequently, our ability to pay dividends depends solely upon the dividends and other cash flows we receive from our subsidiaries.

Licensing and permits: failure to comply with, obtain, or renew the licenses and permits required for each of the sectors in which we operate may have a material adverse effect on us.

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

Among the necessary requirements to obtain licenses, is mandatory the regularization of the areas in which our subsidiaries’ facilities are located. In the event that any of our subsidiaries’ facilities were built without the required authorization from the competent local authority, or not in accordance with the respective approvals, we would face adverse consequences and risks which may adversely affect us, including failure or delays in receiving any further operating licenses, fines, closures, or the need to demolish any construction deemed not properly authorized, potentially leading to losses in connection with our investments.

Governance and compliance: our governance and compliance processes may fail to prevent regulatory penalties and reputational harm.

Our governance and compliance processes, which include reviewing internal controls over financial reporting, may not prevent future violations of applicable legal, anti-corruption, antitrust, and conflicts of interest laws and regulations, or of accounting or governance standards. We may be subject to legal and regulatory violations and to breaches of our Code of Ethics, anti-corruption policies, and commercial conduct protocols, as well as instances of fraudulent behavior, corrupt, anticompetitive, and unethical practices, and dishonesty by our employees, contractors, or other agents. In the recent past, anticompetitive practices have been one of the main problems affecting fuels and LPG distributors in Brazil, including Ipiranga and Ultragaz. There are allegations of cartels involved in price fixing in the fuel distribution and LPG sectors, and CADE has been targeting players in these sectors in different regions of Brazil. CADE has been actively investigating these sectors, and a negative outcome of the ongoing investigations, administrative proceedings, and lawsuits could have a material adverse effect on Ipiranga and Ultragaz. Our failure to comply with applicable laws and other standards could subject us to, among others, litigation, investigations, expenses, fines, loss of operating licenses, and reputational harm. For more information about ongoing proceedings, see “Item 8.A. Financial information—Consolidated statements and other financial information—Legal proceedings.”

Cybersecurity and IT: information technology failures, including those that affect the privacy and security of personal data, as a result of cyber-attacks or other causes, could adversely affect our businesses and the market price of our shares and ADSs.

We increasingly rely on information technology systems to process, transmit, and store electronic information. A significant portion of the communication between our personnel, customers, and suppliers depends on information technology. In addition, our billing systems rely heavily on our technology infrastructure. As with all large systems, our information systems may be vulnerable to a variety of interruptions, due to events beyond our control, including, but not limited to, natural disasters, telecommunications failures, computer viruses, hacker attacks, human errors, or other security issues.

We depend on information technology to enable us to operate efficiently and interface with customers, as well as to maintain in-house management and control. We also collect and store personal information that customers provide to purchase products or services.

In addition, the concentration of processes in shared services centers means that any technological disruption could impact on a large portion of our businesses within the regions we serve. Any transition of processes to, from, or within shared services centers, as well as other transformational projects, could lead to disruptions in our businesses. If we do not allocate and effectively manage the resources necessary to build and sustain a proper technological infrastructure, we could be subject to transaction errors, processing inefficiencies, loss of customers, operational disruptions, or the loss of or damage to intellectual property caused by security breaches. As with all information technology systems, our systems could also be breached by outside parties with the purpose of extracting information, corrupting information, or disrupting businesses processes.

Also, the increasing reliance on digital technologies and artificial intelligence (AI) brings significant benefits but also exposes the Company to cyber risks, such as sophisticated attacks on AI systems, data manipulation, exploitation of vulnerabilities, and misuse of AI by malicious agents. Additionally, the rapid evolution of regulations can create compliance challenges, and if failures or breaches occur, our operations may be impacted.

In Brazil, we are subject to laws and regulations regarding data protection and privacy, including Brazilian Law No. 13,709/18 (Brazilian General Data Protection Law) or LGPD, which came into force on September 18, 2020. Inspired by the General Data Protection Regulation of the European Union, LGPD sets forth a comprehensive set of rules on how companies, organizations, and public authorities should collect, use, process, and store personal data when carrying out their activities.

LGPD sets out a legal framework for the processing of personal data and provides for the rights of data holders, the legal bases applicable to the protection of personal data, the requirements for obtaining consent, the obligations and requirements related to data breaches, and requirements for international data transfers, among others. LGPD also created the Autoridade Nacional de Proteção de Dados (National Data Protection Authority), or ANPD, responsible for enforcing the law. Most provisions of the LGPD entered effect on September 18, 2020, while the provisions relating to administrative sanctions came into effect on August 1, 2021. On October 29, 2021, the Regulation on Supervision and Sanctioning Procedures approved by the ANPD was published, which governs, among other things, how the administrative sanctions provided for in the LGPD should be applied.

LGPD requires mandatory breach notification in case of relevant risk or damage to data holders and authorizes regulatory investigations that could lead to fines and other sanctions in case of non-compliance. As of the date of this annual report, we are not aware of any ongoing regulatory investigations affecting us. However, we cannot assure you that we will not be subject to any such investigations and any resulting sanctions in the future, should any breaches take place.

LGPD, as well as any other changes to existing personal data protection laws, may subject us to, among other measures, additional costs and expenses, which could require costly changes to our business practices and security systems, policies, procedures, and practices.

Our protections may be compromised because of third-party security breaches, burglaries, cyberattack, errors by employees or employees of third-party vendors, contractors, or misappropriation of data by employees, vendors, or unaffiliated third parties, or other irregularities that may result in persons obtaining unauthorized access to company data or otherwise disrupting our businesses.

For example, on January 11, 2021, an unauthorized party disrupted access to our IT systems, which caused a temporary interruption to our operations and resulted in the theft of certain proprietary data. On January 14, 2021, we began restoring the systems that were affected by this incident, and all critical information systems have been fully operational since February 2021. No material impacts were incurred by the Company as a result of this event.

As of the date of this annual report, the Company maintains a cyber risks insurance policy with maximum coverage of R$105 million to mitigate losses arising from a variety of cyber incidents, including data breaches and business interruption. However, despite this coverage, any similar interruptions, data breaches, or noncompliance with LGPD could still have an adverse effect on our businesses, reputation, results of operations, cash flows, or financial condition, or result in proceedings or actions against us, including the imposition of fines.

Operational hazards: the production, storage, and transportation (including through navigation activities) of commercial goods, including fuels, LPG, chemicals, corrosives, and other liquid or gaseous bulk products, are inherently hazardous.

The operations performed by Ultrapar’s businesses involve safety and other operational risks, including the handling, production, storage, and transportation of highly flammable, explosive, and toxic materials. These risks may result in bodily injury or death, damage to or destruction of facilities or equipment, and environmental impacts.

A sufficiently large accident at one of the service stations or storage facilities could force the temporary suspension of activities at the site, resulting in significant remediation costs, lost revenues, and contingent liabilities. In addition, the Company faces challenges related to unsafe working conditions, given the daily need to control powerful energy (kinetic, water, gravity), which pose health and safety hazards to employees during navigation activities.

Furthermore, Hidrovias is also subject to other conditions beyond its control, such as mechanical and electrical failures, accidents, personal injury, loss or damage to assets and cargo, fires, explosions, fuel or other substance leaks, cargo theft, business interruption and delivery delays. Should any of these events occur, they may adversely affect Hidrovias’ operations and results.

Failures in navigation or storage processes may impair the quality of grains handled in Hidrovias’ operations, potentially resulting in customer claims, financial losses, or reputational impacts. Contractual disputes or customer noncompliance under “take‑or‑pay” agreements may negatively impact Hidrovias’ operational and financial performance.

Public company obligations and compliance requirements: we incur significant costs because of operating as a public company, and our management must devote substantial time to compliance initiatives and corporate governance practices.

We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the NYSE listing rules and other applicable securities laws and regulations. Moreover, on December 18, 2025, the Holding Foreign Insiders Accountable Act (HFIAA) was enacted as part of the National Defense Authorization Act for Fiscal Year 2026, mandating directors and officers of Foreign Private Issuers to file Section 16(a) reports (Forms 3, 4, and 5) with the SEC to report beneficial ownership interests in companies, effective on March 18, 2026. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to continue to increase our legal and financial compliance costs and to make some activities more difficult, time-consuming and costly. Being a public company and being subject to such rules and regulations also makes it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified people to serve on our Board, on our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our ordinary shares, fines, sanctions and other regulatory action and potentially civil litigation. These factors may therefore strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

RISKS RELATING TO BRAZIL

Government influence and political/economic conditions: the Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian political and economic conditions, including ongoing political instability and perceptions of these conditions in the international markets, could adversely affect our businesses and the market price of our shares and ADSs.

The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes substantial changes in policy and regulations. The Brazilian government’s actions to influence the course of Brazil’s economy, control inflation, and implement other policies and regulations have involved increases in interest rates, changes in tax policies, price and wage controls, currency devaluations, capital controls, fiscal adjustments, and limits on imports and exports, among other measures. Our businesses, financial condition, and results of operations may be adversely affected by changes in policy or regulations involving or affecting tariffs, exchange controls, and other matters, as well as factors such as:

  currency fluctuations
  inflation
  interest rates
  exchange rate policies
  liquidity available in the domestic capital, credit, and financial markets oil and gas sector regulations, including price policies
  the impact of epidemics and pandemics
  price instability
  social and political instability
  energy and water shortages and rationing
  liquidity of domestic capital and lending markets
  fiscal policy
  overturning of final judicial rulings on tax cases, and
  other political, economic, social, trade, and diplomatic developments in or affecting Brazil.

Uncertainty over whether the Brazilian government may implement changes in policy, including with respect to the oil and gas industry, or regulations affecting these or other factors in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and securities issued abroad by Brazilian issuers, as well as heightened volatility in the Real. These and other future developments in the Brazilian economy or government policies may adversely affect us and our businesses, as well as our results of operations, and may adversely affect the trading price of our ADSs and shares. Furthermore, the Brazilian government may enact new regulations that may adversely affect our businesses and our results.

Uncertainty regarding whether the Brazilian government will implement policy and regulatory changes may be compounded by political instability. Political crises have affected and continue to affect the confidence of investors and the public and have historically resulted in economic deceleration and heightened volatility in the securities issued by Brazilian companies. Additionally, political instability in Brazil has been growing in recent years, which has contributed to a decline in market confidence in the Brazilian economy as well as to a deteriorating political environment.

Furthermore, in recent years, some of Brazil’s leading politicians were targets of inquiries involving corruption, misconduct in public management, as well as the potential misuse of government funds. The potential outcome of these and other inquiries, as well as potential new inquiries involving Brazilian politicians that may arise, are uncertain, but they have had, and may continue to have a negative impact on the general perception of the Brazilian economy, and consequently may adversely affect our businesses, financial condition, and results of operations, as well as the market price of our common shares.

Ultimately, we cannot predict the scope, nature, and impact of any policy changes or reforms (or reversals thereof) that the government will implement, which could result in further political and economic instability and negatively impact the regulatory framework in which we operate, which in turn could adversely affect our businesses, financial condition, and operating results.

In addition, there is no guarantee that the president will be successful in executing his campaign promises or passing certain reforms fully or at all. Likewise, we cannot predict how the president’s administration may impact the overall stability, growth prospects, and economic and political health of the country. A failure by the Brazilian government to implement reforms may result in diminished confidence in the Brazilian government’s budgetary condition and fiscal stance, which could result in downgrades of Brazil’s sovereign foreign credit rating by credit rating agencies and an increase in the risk premium, negatively impacting Brazil’s economy, and leading to further depreciation of the Real and an increase in inflation and interest rates, adversely affecting our businesses, financial condition, and results of operations.

Inflation and policy responses: inflation and certain governmental measures to curb inflation may contribute significantly to economic uncertainty in Brazil and could harm our businesses and the market value of the ADSs and our shares.

Brazil has experienced significantly high rates of inflation in the past, and the Brazilian economy has been characterized by frequent and occasionally extensive interventions by the Brazilian government. The Brazilian government’s past measures to control inflation included maintaining a tight monetary policy with high interest rates, wage and price controls, exchange controls, restrictions on imports, and others. High inflation, actions to combat inflation, and public speculation about possible future measures have led and may lead to significant negative impacts on the Brazilian economy and heightened volatility in the securities markets. According to the IGP-M, an inflation index, the Brazilian general price inflation rate was -1.1% in 2025, 6.5% in 2024, and -3.2% in 2023. According to the IPCA, an inflation index to which the Brazilian government’s inflation targets are linked, inflation in Brazil was 4.3% in 2025, 4.8% in 2024, and 4.6% in 2023. Brazil may experience high levels of inflation in the future.

Since our operating expenses are substantially in reais, any inflationary pressure could materially affect our operating margins. Furthermore, high inflation or higher interest rates could materially affect our cost of debt and our ability to finance our operations, which may adversely affect the results of our operations and net income.

In addition, high levels of inflation may also adversely affect the Brazilian economy, which would reduce consumption of goods and, as a result, affect our financial condition, operations, and profits. Any deterioration in our financial performance would also likely lead to a decline in the market price of our common shares and ADSs.

Exchange rate volatility: exchange rate instability may adversely affect our financial condition, results of operations, and the market price of the ADSs and our shares.

A significant portion of the products that we distribute, including LPG and fuels, have prices linked to commodity prices denominated in U.S. dollars. Therefore, we are exposed to foreign exchange rate risks that could adversely affect our businesses, financial condition, and results of operations, as well as our capacity to service our debt. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

In 2023, the Real appreciated 7.2% against the U.S. dollar, while in 2024, the Real depreciated 27.9%. In 2025, the Real depreciated 11.1%. For more information on currency fluctuations, please see "Item 5.A. Operating and financial review and prospects—Operating results—Brazilian economic background.”

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

External contagion from other markets: economic and market conditions in other countries, including in the United States and emerging market countries, may materially and adversely affect the Brazilian economy and, therefore, our financial condition and the market price of the shares and ADSs.

The market for securities issued by Brazilian companies is influenced by economic and market conditions in Brazil, and to varying degrees, market conditions in other countries, including the United States, other Latin American, and emerging market countries. Although economic conditions are different in each country, the reaction of investors to developments in one country may cause the capital markets in other countries to fluctuate. Developments or conditions in other countries, including the United States and other emerging market countries, have at times significantly affected the availability of credit in the Brazilian economy and resulted in considerable outflows of funds and declines in the amount of foreign currency invested in Brazil, as well as limited access to international capital markets. These uncertainties may materially and adversely affect our ability to borrow funds at an acceptable interest rate or to raise equity capital when and if we were to have such a need, and the market value of our securities. In addition, we continue to be exposed to disruptions and volatility in the global financial markets because of their effects on the financial and economic environment, particularly in Brazil, such as a slowdown in the economy, an increase in the unemployment rate, a decrease in the purchasing power of consumers, and the lack of credit availability.

Furthermore, the implementation of protectionist policies or reversal of free trade policies in the United States, such as those implemented by the United States government in February 2025, may have material adverse impact on the global economy and adversely affect our businesses. Global factors such as higher U.S. interest rates, a stronger U.S. dollar, and tariff threats, combined with concerns over fiscal accounts, have heightened tensions in Brazilian financial markets during 2024, weakening the Brazilian real and driving up local interest rates. Despite financial volatility, Brazil’s GDP grew by 2.3% in 2025.

Disruption or volatility in the global financial markets, including as a result of the military conflict between Russia and Ukraine, and in the Middle East, following the conflict in the Red Sea and resultant escalating tensions in the region involving the Gaza Strip, Iran, Hezbollah in Lebanon, and the Houthi in Yemen, or any other geopolitical tensions, could further increase negative effects on the financial and economic environment in Brazil, which could have a material adverse effect on our businesses, results of operations, and financial condition.

Service of process and enforcement: holders of our ADSs may face difficulties in affecting service of process on or enforcing judgments against us and other relevant people.

We are a company incorporated under the laws of Brazil. All members of our Board of Directors, executive officers, and experts named in this annual report are residents of Brazil or have their business address in Brazil. All or a substantial part of the assets of these individuals and of Ultrapar are located outside the United States. As a result, it is possible that investors may not be able to effect service of process upon these individuals or us in the United States or other jurisdictions outside Brazil, or enforce judgments against us or these persons obtained in the United States or other jurisdictions outside Brazil, including for civil liability based upon United States federal securities laws or otherwise. In addition, because judgments of United States courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain conditions are met, holders may face greater difficulties in protecting their interests in the case of actions against us, or our Board of Directors, or executive officers than would shareholders of a United States corporation.

Climate policy frameworks: due to concerns about the risks of climate change, several countries, including Brazil, have adopted or are considering adopting regulatory frameworks that could adversely affect our businesses, financial condition, and results of operations.

New laws and regulatory frameworks adopted by countries in response to concerns about climate change include the adoption of cap-and-trade carbon market systems, taxes on carbon emissions, increased efficiency standards, bans on vehicles running on oil-based fuels, and incentives or requirements for the use of renewable energy. Such requirements can reduce the demand for hydrocarbon fuels at different rates and levels in each of the regions where our customers are located, as well as lead to a replacement of their demand with lower carbon sources. In addition, many governments are offering tax benefits and providing other subsidies and guidelines to make alternative energy sources more competitive with oil and gas, which may discourage the sale of certain products supplied by the Company’s subsidiaries.

Governments around the world have been encouraging the development of new technologies, and companies have also been promoting research to reduce the cost and increase the scale of production of alternative energy sources, which could reduce demand for the Company’s products. In addition, current regulations on GHG, or regulations that may eventually be approved, could substantially increase the Company’s compliance costs.

In Brazil, Law No. 15,042/2024, establishing the Brazilian Emissions Trading System (SBCE), was approved, though it still requires further definitions for its operationalization. Ipiranga, Ultragaz, and Ultracargo do not exceed the emissions cap of 25,000 tCO2e/year established by the law and, therefore, are not currently subject to the SBCE. However, the potential applicability of the SBCE to Hidrovias, whose control was acquired by Ultrapar in May 2025, is still under discussion and may result in compliance-related financial impacts. Ultrapar actively monitors this risk, as it could become material in future acquisitions.

Stricter environmental laws: we may be adversely affected by the imposition and enforcement of more stringent environmental laws and regulations, including as a result of rising climate change concerns, that may result in increased costs of operation and compliance, as well as a decrease in demand for our products.

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

In 2024, Brazil enacted the Fuel of the Future Law (Law No. 14,993/2024), establishing a mandatory decarbonization program for natural gas suppliers. The regulatory framework was further detailed through Decree No. 12,614/2025 and ANP Resolutions No. 995/2026 and No. 996/2026, issued by the National Agency of Petroleum, Natural Gas and Biofuels (ANP). These instruments define annual GHG reduction targets, establish compliance mechanisms through the use of biomethane or Biomethane Guarantee of Origin Certificates (CGOBs), and create a certification and tracking system for these certificates.

For 2026, the regulation establishes a transition period, under which the annual target will be set by the National Council for Energy Policy (CNPE) in the coming months and will apply jointly with the 2027 obligation. The market will gain clarity on CGOB supply-and-demand dynamics only after this target is published, allowing the environmental attribute to begin to be priced and initial market fundamentals to emerge. As the certification system and digital infrastructure are gradually implemented, the industry is undergoing a normal transition period. Ultragaz is closely monitoring the implementation of the new rules and proactively adapting its operations to the evolving regulatory environment, with a focus on maximizing the value of its environmental-attribute portfolio and strengthening its position in this emerging market.

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

Extreme weather and physical climate risks: floods, storms, windstorms, rising sea levels, and other climate change events could cause harm to our facilities, thus affecting our financial position and results of our operations.

Floods, storms, windstorms, and other climate effects can cause production stoppages, interrupt supply chains, and damage physical structures. The rise in sea levels is also a risk to our operations, since our businesses have assets in coastal regions and ports.

Additionally, adverse weather and navigability conditions, such as floods, droughts, natural disasters, waterway accidents, or accidents at the Company’s terminals - including environmental incidents and collisions - may result in damages, penalties, fines, indemnities, or expenses payable to third parties and other claims against the Company. Furthermore, the Company’s operations may periodically be affected by crop failures, landslides, or other natural disasters that could impact the operational and/or financial conditions of its clients.

The Company’s recent investee, Hidrovias, operates in river systems in Brazil, Argentina, Paraguay, and Uruguay, as well as on a limited ocean route related to coastal navigation. Any changes that adversely affect the navigability of any of these river systems or the ocean route - such as storms, silting, flooding, or the impact of drought, causing changes in water depth or the width of the navigable channel - may reduce or limit our ability to efficiently transport cargo through these waterways. Strengthening its operational resilience in the face of the effects of climate change is strategic for Hidrovias. In 2025, the company advanced in the execution of technical navigability studies and hydrological planning, integrating different databases to ensure smart travel planning, with safer routes and more efficiency in the passage of vessels through critical points.

RISKS RELATING TO OUR COMMON SHARES AND ADSs

ADS voting mechanics: asserting limited voting rights as a holder of ADSs may prove more difficult than for holders of our common shares.

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

Dividends not guaranteed: holders of our shares or ADSs may not receive dividends.

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

Preemptive rights: holders of our shares may be unable to exercise preemptive rights with respect to the shares.

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

Exchange of ADSs for shares: if shareholders exchange ADSs for shares, they may lose certain foreign currency remittance and Brazilian tax advantages.

The ADSs benefit from the depositary’s certificate of foreign capital registration, which permits the depositary to convert dividends and other distributions with respect to the shares into foreign currency and remit the proceeds abroad. In order to surrender ADSs for the purpose of withdrawing the shares represented thereby, investors are required to comply with Central Bank and CVM Joint Resolution No. 13, dated as of December 3, 2024 (“Joint Resolution No. 13/2024”), which requires, among other things, that investors appoint a legal representative in Brazil. If the investors fail to comply with Joint Resolution No. 13/2024, or the legal representative appointed by the investors fails to comply with Joint Resolution No. 13/2024 or to take action when required to do so, it could affect the investors’ ability to receive dividends or distributions relating to our shares or the return of their capital in a timely manner. Investors that are registered as Joint Resolution No. 13/2024 investors may buy and sell their shares on the Brazilian stock exchanges without obtaining separate certificates of registration. If investors do not carry out their investments according to Joint Resolution No. 13/2024, they may be subject to less favorable tax treatment on capital gains arising from the disposition of the shares or distributions with respect to these shares. The depositary’s certificate of registration or any certificate of foreign capital registration obtained by the investor may be affected by future legislative or regulatory changes, and additional Brazilian law restrictions applicable to their investment in the ADSs may be imposed in the future. For a more complete description of Brazilian tax regulations, see “Item 10.E. Additional information—Taxation—Brazilian tax considerations.”

Brazilian tax changes: changes in Brazilian tax laws may have an adverse impact on the taxes applicable to a disposition of our ADSs.

According to Article 26 of Brazilian Law No. 10,833/03, if a holder not deemed to be domiciled in Brazil for Brazilian tax and regulatory purposes, or a non-Brazilian holder, disposes of assets located in Brazil, the transaction will be subject to taxation in Brazil, even if such disposition occurs outside Brazil or if such disposition is made to another non-Brazilian holder. This means that withholding income tax may be imposed on the gains arising from a disposition of our common shares by a non-resident of Brazil to either a resident or a non-resident of Brazil. A disposition of our ADSs involves the disposal of a non-Brazilian asset, which in principle should not be subject to taxation in Brazil. Nevertheless, in the event that the disposal of assets located in Brazil is interpreted to include a disposal of our ADSs, this tax law could result in the imposition of the withholding income tax on a disposal of our ADSs between non-residents of Brazil. See “Item 10.E. Additional information—Taxation—Brazilian tax considerations—Taxation of gains.”

Sales of a significant number of shares or ADSs: substantial sales of our shares or our ADSs could cause the price of our shares or our ADSs to decrease.

The shareholders of Ultra S.A. and Parth, which together owned 35.3%, of our outstanding shares (excluding shared held in treasury) as of April 23, 2026, have the right to exchange their shares of Ultra S.A. and Parth for shares of Ultrapar and freely trade them in the market as more fully described under “Item 7.A. Major shareholders and related party transactions—Major shareholders—Shareholders’ Agreements.” Other shareholders, who may freely sell their respective shares, hold a substantial portion of our remaining shares. A sale of a significant number of shares could negatively affect the market value of the shares and ADSs. The market price of our shares and the ADSs could drop significantly if the holders of shares or the ADSs sell them or the market perceives that they intend to sell them.

Market overhang PFIC risk: there may be adverse U.S. federal income tax consequences to U.S. holders if we are or become a PFIC under the Code.

If we were characterized as a PFIC, in any year during which a U.S. holder holds our shares or ADSs, certain adverse U.S. federal tax income consequences could apply to that person. Based on the manner in which we currently operate our businesses, the projected composition of our income and valuation of our assets, and the current interpretation of the PFIC rules, including the Commodity Exception, we do not believe that we were a PFIC in 2025 and we do not expect to be a PFIC in the foreseeable future. However, because PFIC classification is a factual determination made annually and is subject to change and differing interpretations, there can be no assurance that we will not be considered a PFIC for the current taxable year or any subsequent taxable year. U.S. holders should carefully read “Item 10.E. Additional information—Taxation—U.S. federal income tax considerations” for a description of the PFIC rules and consult their tax advisors regarding the likelihood and consequences of us being treated as a PFIC for U.S. federal income tax purposes.

ITEM 4.         INFORMATION ON THE COMPANY

A.  History and development of the Company

The Company has an 88‑year history that began in 1937 with the founding of Ultragaz by Ernesto Igel, a pioneer in the distribution of LPG in Brazil. Since then, the Group has steadily expanded and diversified its activities, completing acquisitions, investments, and divestments that strengthened its presence across the mobility, energy, and logistics infrastructure sectors.

In recent years, the Company has redefined and reinforced the role of Ultrapar as a holding company, with an increased focus on disciplined capital allocation, long‑term strategic portfolio management, and governance practices grounded in financial rigor. This repositioning has been accompanied by a reshaping of its portfolio, including the divestments of Oxiteno and Extrafarma concluded in 2022, the continued expansion of Ultracargo, and the Company’s entry into the waterway logistics sector following the 2025 acquisition of control of Hidrovias.

This evolution underscores Ultrapar’s development into a strategic holding company dedicated to long‑term value creation and the active management of a diversified set of businesses. As of December 31, 2025, Ultrapar’s portfolio consists of Ipiranga, Ultragaz, Ultracargo, and Hidrovias, operating in the mobility, energy, and logistics infrastructure sectors.

Ultrapar is a publicly traded corporation incorporated under the laws of Brazil. Our main executive office is located at Brigadeiro Luis Antônio Avenue, 1343, 9th Floor, 01317-910, São Paulo, SP, Brazil. Our telephone number is +55 (11) 31777014. Our corporate website is http://ultra.com.br and our investor relations website is http://ri.ultra.com.br. Unless expressly incorporated by reference into this annual report, including its exhibits and schedules filed herewith, the contents on these websites are not incorporated by reference into this annual report. Our agent for service of process in the United States is C.T. Corporation System, located at 28 Liberty Street, New York, NY 10005.

The SEC maintains an internet website that provides access to reports, proxy and information statements, and other documents filed electronically with the SEC. The address of the SEC’s website is http://www.sec.gov.

Below we describe our main continuing and discontinued operations. In 2022, Ultrapar ceased presenting KMV (formerly abastece aí) as a separate segment, due to its reduced relevance to our business relative to the overall results.

A.1.  Continuing operations

IPIRANGA

Ipiranga, one of the largest fuel distributors in Brazil, with a strong presence in the daily lives of millions of consumers. Ipiranga offers a comprehensive mobility value proposition that combines the sale of high‑quality, traceable fuels through its service station network — including its premium line of additive‑enhanced fuels, Ipimax — with a complementary ecosystem of services.

In 2007, Ultrapar, Petrobras and Braskem announced their intent to acquire CBPI (Companhia Brasileira de Petróleo Ipiranga), RPR (Refinaria de Petróleo Riograndense) and DPPI (Distribuidora de Produtos de Petróleo Ipiranga) and its subsidiaries. Following completion of the transaction, the acquired businesses were divided among the three companies. Ultrapar retained the fuel and lubricant distribution businesses located in Brazil’s South and Southeast regions; Petrobras received the fuel and lubricant distribution businesses located in the North, Northeast and Midwest; and Petrobras and Braskem jointly assumed the petrochemical operations, with Braskem holding 60% and Petrobras 40%. Each party retained a one-third stake in RPR. Further details of this acquisition are available in our Form F-4 filed with SEC on December 17, 2007. As a result of this transaction, Ultrapar -, which was already Brazil’s largest LPG distributor - became the second largest fuel distributor in the country, with a 14% market share in 2007, according to ANP.

In 2008, Ipiranga entered into a sale and purchase agreement with Chevron for the acquisition of 100% of the shares of CBL and Galena. The combination with Texaco created a nationwide fuel distribution platform, enhancing its competitiveness through increased operational scale. By the end of 2012, all Texaco-branded services stations acquired under this transaction had been converted to the Ipiranga brand. In 2010, Ipiranga acquired 100% of the shares of DNP, a distributor operating in the states of Amazonas, Rondônia, Roraima, Acre, Pará and Mato Grosso, thereby expanding its geographic footprint in these regions. In 2016, Ipiranga and Chevron entered into an association agreement to create Iconic, a new lubricants company in which Ipiranga and Chevron hold 56% and 44% interests, respectively. Iconic operations began in December 2017. In 2019, Ipiranga undertook strategic initiatives to improve logistics efficiency and service quality through expanded storage capacity. In this context, Ipiranga secured concessions for areas in Cabedelo (state of Paraíba) and Vitória (state of Espírito Santo), through the Nordeste and Navegantes consortia, in which Ipiranga holds a one-third interest alongside with Vibra and Raízen Energia S.A. In the same year, Ipiranga also obtained two concessions at the port of Miramar, in Belém (state of Pará): the BEL02A area, through a consortium in which Ipiranga holds a 50% stake jointly with Raízen, and the BEL04A area, which is directly operated by Ipiranga.

In 2022, Ipiranga launched a turnaround plan focused on four fundamental pillars: (i) pricing intelligence, (ii) logistics and distribution, (iii) supply and trading and (iv) network management and engagement. Since then, Ipiranga has made significant advances, especially in pricing, trading and strengthening the engagement of its service station network. Throughout 2024 Ipiranga continued to advance these four essential pillars, with particular emphasis on logistics and distribution, aiming to keep results consistent, supported by a stronger and healthier network. In addition, Ipiranga also announced in 2025 investment plan, that includes an important investment in enhancing its ERP platform and satellite systems to drive productivity and efficiency gains.

In 2025, Ipiranga maintained its focus on long-term value creation through the execution of its strategic pillars, reinforcing operational efficiency, competitiveness, and the strengthening of its network, supported by culture and technology-driven initiatives.

ULTRAGAZ

Ultragaz, one of the largest LPG distributors in Brazil, is establishing itself as an integrated energy platform. Its portfolio includes the sale of liquefied petroleum gas (LPG), renewable‑source electricity, compressed natural gas (CNG), biomethane, and bioLPG (produced from vegetable oils).

In 1995, Ultragaz introduced its own bobtail trucks system for small-bulk LPG deliveries to residential, commercial and industrial customers, while beginning its geographic expansion through the construction of new LPG filling and satellite plants.

In 2003, Ultragaz acquired Shell Gás (Royal Dutch Shell plc’s LPG operations in Brazil), becoming one of the market leaders with a 24% share at the time.  In 2011, Ultragaz further expanded its presence by acquiring Repsol’s LPG distribution business in Brazil, increasing its geographic coverage and customer reach.

Over the past several years, Ultragaz revisited its strategy to evolve from a traditional LPG distributor into a broader energy solutions platform. This transformation has been driven by innovation, operational reliability, and deep customer insights, allowing Ultragaz to preserve LPG as the core of its business while expanding into adjacent energy segments.

On September 12, 2022, Ultragaz signed an agreement to acquire all shares of Stella, a technology platform founded in 2019 that connects renewable electricity generators and customers through distributed generation. The transaction closed on October 1, 2022. Ultragaz acquired Stella for a minimum amount of R$63.0 million, including an initial payment of R$7.6 million. In 2024, the earn-out amount was adjusted downward following updates to assumptions and settlement adjustments. The remaining R$42.2 million is payable in 2027, subject mainly to performance metrics. Stella had been part of Ultrapar's Corporate Venture Capital portfolio since 2021. This acquisition marked Ultragaz's official entry into the electricity segment, aligned in line with its strategy of expanding energy solutions by leveraging Ultragaz’s capillarity, commercial strength, brand positioning and its extensive industrial and residential customers’ base.

Additionally, on November 21, 2022, Ultragaz signed an agreement to acquire all shares of NEOgás, a pioneer in CNG transportation in Brazil, operating across industrial and vehicular segments and in the development of special projects in partnership with natural gas distributors. The transaction was approved by CADE in January 2023 and closed on February 1, 2023. The total enterprise value was R$165.0 million, subject to customary working capital and net-debt adjustments. This acquisition marked Ultragaz's entry into the CNG distribution segment and established NEOgás as a platform for developing biomethane distribution opportunities. The transaction strengthened Ultragaz’s strategy of expanding its energy solutions offering to industrial customers, grounded in Ultragaz’s capillarity, commercial capabilities, and established brand.

On September 1, 2024, Ultragaz acquired a 51.7% interest in Witzler Participações S.A. (“Witzler”). The total value was R$104.5 million, of which R$49.5 million was contributed to Witzler through a capital increase and R$55.0 million, was paid at closing, inclusive of price adjustments. An additional earn-out of R$45.4 million was subject to certain performance conditions measurable within 12 months from closing and ended in 2025. Witzler, currently named Ultragaz Comercializadora de Energia, operates in the free electricity market and provides energy management services. This acquisition is aligned with Ultragaz's strategy of expanding its energy solutions portfolio and leveraging its scale, commercial capabilities, brand and extensive customer base. Through Witzler, which was merged into Ultragaz Comercializadora de Energia  S.A., Ultragaz began serving high voltage customers, consolidating its presence in the electricity market. In 2025, Ultragaz continued to reinforce its position in the LPG market, preserving the essential role of this segment in its portfolio. In bottled LPG, Ultragaz advanced the transition toward a retail-oriented, brand-driven reseller model. In bulk LPG, Ultragaz continued to emphasize a segmented approach focused on operational excellence, reliability, and logistics efficiency. At the same time, Ultragaz further expanded its adjacent energy solutions, integrating the platforms acquired in recent years and strengthening its capability to deliver customized energy solutions to customers. These initiatives contributed to improved profitability and supported the consolidation of a business model centered on innovation, customer relationships and operational efficiency.

ULTRACARGO

Ultracargo is the largest independent liquid bulk storage company in Brazil, offering integrated logistics solutions that efficiently connect the country’s main logistical corridors. Ultracargo currently operates nine multipurpose terminals strategically located to link the coastal regions to the inland areas of Brazil, enhancing its value proposition to customers across the logistics chain.

Ultracargo’s origins trace back to the 1960s, when rising demand for high‑quality and safe transportation services drove its entry into the chemical, petrochemical, and LPG transportation sectors. In 1978, Ultracargo—initially named Tequimar—was founded with a focus on terminal operations and was later acquired by Ultra Logística. As of the date of this annual report, Ultracargo is a subsidiary of Ultrapar.

In 2005, Ultracargo started up a new terminal in Santos, in the state of São Paulo, its second port terminal. In 2008, acquired 100% of the shares of União Terminais, which operated at the ports of Santos and Rio de Janeiro. This acquisition doubled Ultracargo’s results, positioned it as the largest liquid bulk storage company in Brazil, and significantly expanded its footprint at the port of Santos - the largest port in the country - while establishing its presence at the port of Rio de Janeiro.

Also in 2008, Ultracargo acquired a 50% stake in União Vopak, owner of a terminal at the Port of Paranaguá, in the state of Paraná, adding 28 thousand m³ of installed capacity. In 2022, Ultracargo decided to discontinue its operations in Paranaguá, and the demobilization process of the terminal’s storage capacity was completed in 2023.

In 2009, Ultracargo acquired Puma Storage do Brasil Ltda., a liquid bulk terminal located at the port of Suape, in the state of Pernambuco. In 2012, Ultracargo acquired Temmar from Temmar Netherlands B.V. and Noble Netherlands B.V., subsidiaries of Noble group. Temmar owned a terminal in the Port of Itaqui, in the state of Maranhão, strengthening its presence in the North and Northeast regions.

In March 2018, Ultracargo acquired all shares of TEAS – previously owned by Raízen Energia S.A. and Raízen Araraquara Açúcar e Álcool Ltda. - a terminal already operated by the Ultracargo at the Port of Santos, reinforcing its position in this strategic port complex.

In April 2019, Ultracargo won the concession of the area VDC12 area at the Vila do Conde Port, in Barcarena, state of Pará, with a minimum storage capacity of 59 thousand m³ and a 25-year operating term. Operations began in December 2021, with a total installed capacity of 110 thousand m³. The terminal positioned Ultracargo as the only independent provider of liquid bulk storage services at this important port.

In April 2021, Ultracargo won the concession of the IQI13 area in the Itaqui Port, in the state of Maranhão, for storage and handling of liquid bulk products, mainly fuels, with a minimum installed capacity of 79 thousand m³ and a 20-year operating term.  Ultracargo expects to begin operating in this area in 2026. Throughout 2021, Ultracargo also completed phase 3of the Itaqui terminal expansion, increasing its installed capacity there to 155 thousand m³.

In April 2023, Ultracargo signed an agreement to acquire a 50% stake in Opla—founded in 2017 and located in Paulínia, São Paulo—the largest independent ethanol terminal in Brazil, with 180 thousand m³ of storage capacity and integrated rail, pipeline, and road logistics. The acquisition, valued at R$237.5 million (subject to customary adjustments), was completed on July 1, 2023. This transaction marked Ultracargo’s entry into inland liquid bulk storage and logistics, complementing its port terminal operations and advancing its strategic growth agenda. Ultracargo regards Opla as a highly potential strategic asset that reinforces its role in the biofuel logistics chain.

Also in 2023, Ultracargo acquired an Ipiranga base in Rondonópolis, in the state of Mato Grosso, adding 12 thousand m³ of installed capacity. The location is strategically suited for ethanol and oil derivatives logistics. This transaction – its first of this type with Ipiranga – generated mutual value: Ultracargo expanded its inland operations in alignment with the growing biofuels supply chain, while Ipiranga enhanced capital liquidity with no impact on service levels.

Between 2024 and 2025, Ultracargo executed one of the largest expansion cycles in its history, increasing its total installed capacity to 1,131 thousand m³ by the end of 2025. This growth resulted from expansion projects at its Santos, Palmeirante, Suape, Rondonópolis, Itaqui and Paulínia terminals. These investments reinforce Ultracargo’s strategic objective of expanding its logistics platform both at ports and inland, solidifying its role as a key infrastructure provider supporting fuel and biofuel flows across Brazil.

HIDROVIAS

Hidrovias is a logistics solutions company focused on waterway transportation and port operations. Hidrovias stands out for offering competitive, lower‑carbon‑intensity logistics solutions primarily geared toward the transportation of grains, minerals, and fertilizers. Operating across strategic corridors in South America, Hidrovias leverages waterway transport as an efficient alternative for regional logistics integration, expanding its exposure to agribusiness and strengthening its value proposition across the supply chains it serves.

Established between 2011 and 2015 in the state of Pará (Brazil), the Northern Corridor was developed to provide integrated logistics services for the transportation of dry bulk commodities—primarily soybeans, corn, and fertilizers—along the Tapajós River. Operations rely on a fully owned infrastructure base that includes a Private Use Terminal (TUP) in Barcarena, a Cargo Transshipment Station (ETC) in Miritituba, and a navigation fleet composed of pushers and barges.

Hidrovias’ first long‑term take‑or‑pay contract was signed in 2014 with COFCO for the transportation of grains (soybeans and corn), with maturity in 2031. Grain transportation began in 2016, followed by fertilizer operations in 2017.

The Southern Corridor represents Hidrovias first navigation operation along the Paraguay–Paraná waterway. The first customer contract was signed in 2012 with Mineração Corumbaense Reunidas S.A., currently LHG Mining Corumbá S.A. (“LHG”), with operations beginning in 2014. Under this agreement, Hidrovias transports iron ore from Corumbá (Mato Grosso do Sul, Brazil) to ports such as Nueva Palmira (Uruguay) and San Nicolás (Argentina) under a contract valid until 2039 and guaranteed by Vale International S.A.

As part of the Southern Corridor, Hidrovias also holds minority interests in three joint ventures: i) Obrinel S.A. – operator of a solid bulk terminal located in the public port of Montevideo (Uruguay) (Terminal de Graneis de Montevidéu – TGM), ii) Limday S.A. – provider of waterway transportation services for pulp from UPM’s plant in Fray Bentos to the terminal in Nueva Palmira (Uruguay), iii) Baden S.A. – operator of a bulk terminal in Concepción (Paraguay).

Hidrovias also operates a terminal dedicated primarily to the handling of salt and fertilizers within Brazil’s largest port complex. In January 2020, Hidrovias executed Lease Agreement No. 01/2020 with the Federal Government—through the Ministry of Infrastructure and ANTAQ—for the STS20 area, designated for the handling and storage of solid mineral bulk under a 25‑year term. At this terminal, Hidrovias provides port services including the receipt, storage, and shipment of mineral bulk cargoes such as salt and fertilizers.

Between 2024 and 2025, the Company, through its subsidiary Ultra Logística, progressively increased its equity stake in Hidrovias through a series of transactions, becoming the controlling shareholder in May 2025 with 50.15% of its total share capital. As of December 31, 2025, Ultrapar held a 58.72% interest in Hidrovias. For further information, see Note 28 to our Consolidated Financial Statements for the year ended December 31, 2025.

Supported by Ultrapar’s strategic oversight and governance processes following the change of control, Hidrovias conducted a portfolio review and approved the divestment of its Coastal Navigation (cabotage) operations. The transaction was completed in November 2025 with a total enterprise value of R$715 million—R$195 million attributable to equity value and R$521 million to the debt balance as of December 31, 2024. The consideration was paid in cash at closing and was subject to customary adjustments, including working capital. The transaction was approved without restrictions by CADE on April 16, 2025. The divestment enables Hidrovias to focus on more synergistic and complementary businesses, sharpening strategic focus and capital allocation.

A.2.  Discontinued operations

As part of our portfolio review—and consistent with Ultrapar’s objective of concentrating capital and management capabilities in sectors with strong growth and value‑creation potential, where we can act as a best‑in‑class shareholder by contributing governance discipline, operational expertise, financial rigor, and access to capital—we completed the divestments of Oxiteno and Extrafarma.

OXITENO

In August 2021, we announced the signing of a share purchase agreement for the sale of all shares of Oxiteno to Indorama. The transaction closed on April 1, 2022. The initial consideration of US$1,150.0 million (equivalent to R$5,449.6 million), adjusted for working capital and net-debt variations of US$176.4 million (equivalent to R$834.0 million), resulted in a total initial payment of US$1,326.4 million (equivalent to R$6,283.6 million), which was settled on the closing date. The final payment of US$150.0 million (equivalent to R$749.4 million) was settled on April 1, 2024.

The conversions between U.S. dollar to Brazilian Real were calculated using an exchange rate of R$4.74 to US$1.00 on March 31, 2022, and of R$5.00 per to US$1.00 on March 31, 2024, which correspond to the commercial selling rates for U.S. dollars reported by the Central Bank of Brazil on respective dates.

Prior to its sale to Indorama, Oxiteno was a wholly owned subsidiary of the Company and operated eleven industrial units in Brazil, the United States, Mexico and Uruguay, as well as research and development centers and commercial offices across the Americas, Europe and Asia.

EXTRAFARMA

In May 2021, Ultrapar entered into a share purchase agreement for the sale of all shares of Extrafarma to Pague Menos, and the transaction was closed on August 1, 2022. The initial price of R$700.0 million, adjusted by working capital and net-debt variations of R$37.8 million, resulted in the total amount of R$737.8 million, which were fully settled on the closing date. The final remaining installment of R$182.7 million was settled by Pague Menos in 2024.

Prior to its sale, Extrafarma operated 399 drugstores across ten Brazilian stated and four distribution centers that supplied all it stores, located in four different cities: Benevides, in the state of Pará; Aquiraz, in the state of Ceará; Guarulhos, in the state of São Paulo and São Luís, in the state of Maranhão.

A.3.  Corporate events

On October 6, 1999, we completed our initial public offering, listing our shares simultaneously on B3 and the NYSE. In 2000, the shareholders of Ultra S.A. entered into a shareholders’ agreement, providing tag-along rights to all holders of common and preferred shares. The agreement established that any direct or indirect transfer of control of Ultrapar could only occur in conjunction with a public tender offer made by the acquiring party to all shareholders, on identical price, proposition and payment terms as those offered by the controlling shareholders.

In April 2011, our Board of Directors approved the submission to shareholders of a proposal to (a) convert all preferred shares issued by the Company into common shares, on a 1:1 conversion ratio; (b) amend the Company’s Bylaws, modifying several of its provisions, aiming to strengthen the Company’s corporate governance; and (c) adhere  to the Novo Mercado listing segment rules. Following shareholders’ approval, Ultrapar no longer has a controlling shareholder, and in August 2011 our common shares began trading on the Novo Mercado under the ticker symbol UGPA3. At the same time, our ADSs, which had previously represented preferred shares, began representing common shares and continued trading on the NYSE.

In April 2019, the Company’s Annual and Extraordinary General Meeting approved a stock split of our common shares, whereby one existing share was split into two shares of the same class and type. The stock split did not affect our total share capital and became effective on April 24, 2019.

In August 2020, Ultra S.A. and Parth entered into the 2020 Shareholders’ Agreement to include Pátria – then a 20% shareholder of Ultra S.A. - as a consenting intervening party, thereby binding into the agreement’s provisions. The 2020 agreement replaced the 2018 Shareholders’ Agreement in full, while maintaining substantially the same terms. On September 28, 2021, Ultra S.A. informed us that Mr. Marcos Marinho Lutz, our Chairman of the Board of Directors, became a shareholder of Ultra S.A., holding 2.4% of its capital stock, and therefore became a consenting intervening party of the 2020 Shareholders’ Agreement. For more information about the 2020 Shareholders’ Agreement, see “Item 7.A. Major shareholders and related party transactions—Major shareholders—Shareholders’ Agreements” and “Exhibit 2.9—Shareholders’ Agreement dated August 18, 2020.”

In March 2022, Ultra S.A. notified us that Fabio Igel and Marcos Lutz had acquired shares issued by IgelPar Participações S.A. (“IgelPar”) held by Pátria. As of April 2,2024, IgelPar held 4.3% of Ultra S.A.’s capital stock, with Mr. Igel and Mr. Lutz owning 50.1% and 49.9% of IgelPar, respectively. The total number of shares bound by the Ultrapar Shareholders’ Agreement remained unchanged.

In May 2023, we were informed by Ultra S.A. and Parth that the shareholders bound by the 2020 Shareholders' Agreement had increased their ownership interest in the Company. As of April, 2026, a total of 35.3% of our capital stock was bound by the 2020 Shareholder’s Agreement.

Furthermore, the Company was notified by Ultra S.A. of the execution of an amendment to the Ultrapar Shareholders’Agreement, in order to provide for changes to the exercise of the preemptive right set forth therein, relating to usufruct and fideicommissary rights, as well as the adhesion of Ms. Maria Tereza Igel, the usufructuary, to the Agreement, without any qualifications or reservations, under the terms and conditions set forth therein. In May 2024, the Company was informed by Ultra S.A. of the adhesion of Mr. Renato de Toledo Piza Ferraz to the Ultrapar Shareholders’ Agreement.

In December 2025, an amendment to the Ultrapar Shareholders’ Agreement was executed to reflect the creation of redeemable preferred shares, as well as to adjust the rules governing migration between holding company shareholders and to formalize the adhesion of the new shareholders Cristiana Coutinho Beltrão and Maria Beltrão Saldanha Coelho, partners of Christy Participações. In addition, the amendment also provided for the exercise of the migration right by Pedro Wongtschowski, who ceased to be a signatory to said Agreement. The fundamental principles of the Agreement remain unchanged.

A.4. Company management

As part of Ultrapar’s long‑term and structured succession planning, and consistent with the Company’s governance practices, in September 2021 the Board of Directors initiated a transition process for its leadership. This plan was developed under the direction of the Chairman at that time, Pedro Wongtschowski, whose term ended in April 2023. To prepare for an orderly transition, the Board began developing Marcos Marinho Lutz as the potential nominee to succeed Mr. Wongtschowski. As part of this process, Mr. Lutz assumed the position of Chief Executive Officer of Ultrapar in January 2022. In parallel, Frederico Pinheiro Fleury Curado, our Chief Executive Officer from 2017 to 2021, was elected Vice‑Chairman of the Board, succeeding Lucio de Castro Andrade Filho, who retired at the end of 2021 after 45 years of service to the Company.

Also in September 2021, the Board of Directors approved the election of Leonardo Remião Linden as Chief Executive Officer of Ipiranga and the election of Marcelo Pereira Malta de Araújo as Chief Corporate Development & Advocacy Officer of Ultrapar, both taking office on October 2021.

In April 2022, following the sale of all shares issued by Oxiteno S.A. Indústria e Comércio to Indorama, Mr. João Benjamin Parolin resigned from his position as Executive Officer of Ultrapar. The Board of Directors decided to keep the position vacant.

In April 2023, continuing the succession plan for the Board leadership, Pedro Wongtschowski left the Company after 45 years of dedication and contributions to Ultrapar in both executive roles and as a Board member since 2013. Around the same time, Frederico Curado, who had joined Ultrapar in 2017 as Chief Executive Officer and subsequently served on the Board beginning in 2022, also left the Company after supporting the renewal of the management team and the review of Ultrapar’s portfolio.

At the Annual and Extraordinary General Shareholders’ Meeting held on April 19, 2023, new members of the Board of Directors were elected and were subsequently reelected at the Annual and Extraordinary General Shareholders’ Meeting held on April 16, 2025. During this period, Ana Paula Vescovi, who was member of the Board of Directors since 2019, was replaced by Vânia Neves.

As part of this continued succession process, the new Board of Directors elected Marcos Lutz as Chairman of the Board of Directors and elected independent Board member, Jorge Camargo as Vice-Chairman.

On December 16, 2024, consistent with the governance structure presented at the Company’s 2024 Investor Day and building upon the succession milestones previously disclosed in September 2021 and February 2023, Ultrapar’s Board of Directors approved the start of the final transition phase for the position of Chief Executive Officer of Ultrapar.

Following this decision, on April 16, 2025, Rodrigo de Almeida Pizzinatto was elected Chief Executive Officer, and Alexandre Mendes Palhares was elected Chief Financial Officer and Investor Relations Officer. In addition, upon expiration of the terms of office of the Company’s other Executive Officers, the Board of Directors elected Mr. Bernardo Sacic, Ms. Marina Guimarães Moreira Mascarenhas, and Ms. Manuella Carvalho Campos de Oliveira as Executive Officers, each with terms extending until the 2027 Annual General Shareholders’ Meeting.

In August 2025, the Board of Directors was informed of Mr. Bernardo Sacic’s decision to resign from his position as an Executive Officer of the Company, with immediate effect.

A.5. Recent developments

Acquisition of Neoagro Diesel Ltda (“Neoagro”)

On February 14, 2025, Ultra Mobilidade S.A., though its subsidiary Neodiesel Ltda., executed an Acquisition Agreement with Cacique Participação Ltda., regulating the subscription of shares representing 60% of Neoagro’s total and voting capital stock. Such transaction was approved by CADE on September 11, 2025, and closed on November 17, 2025.

Investment in Petrovila Combustíveis S.A. (“Petrovila”)

On September 19, 2025, Ultra Mobilidade S.A., though its subsidiary Neodiesel Ltda., executed an Investment Agreement with Petrovila regulating the subscription of shares representing 60% of Petrovila’s total and voting capital stock. Such transaction was approved by CADE on November 19, 2025, and closed on December 1, 2025.

Completion of the acquisition of a stake in Virtu GNL Pariticpações (“Virtu”)

On October 24, 2025, the Company entered into an agreement to acquire an equity interest in Virtu. In January 2026, the Company completed the acquisition of a 37.5% stake in Virtu for R$104 million. Virtu operated under two business models: (i) logistics of liquefied natural gas (LNG) for own use and (ii) LNG-powered logistics services.

With the completion of this transaction, Ultrapar became a co-parent company of Virtu, consolidating its participation in the governance and strategic development of the business.

Financing from the Constitutional Fund by Ultracargo

On January 29, 2026, the subsidiary Ultracargo Logística obtained financing using resources from the Northeast Constitutional Fund through Banco do Nordeste do Brasil – BNB, in the amount of R$106.9 million, with financial charges of IPCA + 4.47% p.a. and maturing in 2041. The transaction is secured by a bank guarantee.

Foreign loan obtained by subsidiary Ipiranga Produtos de Petróleo S.A.

On February 19, 2026, the subsidiary Ipiranga Produtos de Petróleo S.A. entered a foreign loan with JP Morgan, under the Loan 4,131 modality, in the amount of US$53.2 million (R$277.2 million), with financial charges of USD + 4.95% p.a. and maturing in 2029. The transaction is secured by a corporate guarantee provided by Ultrapar.

Ongoing Investigation re. ICMS Tax Credits

On March 26, 2026, we became aware of an investigation conducted by the Federal Public Prosecutor's Office of the State of São Paulo (Ministério Público Federal do Estado de São Paulo), referred to as "Fisco Paralelo," relating to an alleged bribery scheme involving the early release of ICMS tax credits by officials of the São Paulo State Treasury (Secretaria da Fazenda de São Paulo) through the engagement of certain law firms. According to media reports disclosed, the investigation contains references to Ipiranga. As of the date of this annual report, neither the Company nor Ipiranga has been formally notified by the authorities about the investigation.

Notwithstanding the foregoing, the Company has engaged independent external advisors to conduct an independent review of the facts referenced in the media reports in accordance with its governance standards, and such review is ongoing. Based on information available as of the date of this annual report,  the Company is unable to predict the duration, scope or outcome of the  investigation of Federal Public Prosecutor's Office of the State of São Paulo, or any actions or proceedings that may be commenced or brought in connection therewith, and the Company cannot predict what, if any, impact this matter may have on its business, financial condition, results of operations or cash flows. Nevertheless, as of this date, the Company understands that the facts mentioned do not result in material impacts on the Company’s financial statements or operations.

For additional information regarding risks associated with tax-related investigations in Brazil, see "Item 3.D. Key Information — Risk Factors — Risks Relating to Ultrapar and Its Industries — Brazilian Tax Reform.

B.  Business overview

Grupo Ultra

With 88 years of history, Grupo Ultra is recognized for its pioneering spirit, operational excellence, and commitment to Brazil’s development. Founded in 1937 by Ernesto Igel, following the creation of the first Brazilian bottled‑gas distribution company, the Group began a trajectory marked by the consolidation of businesses essential to the country’s economy.

Over the decades, it expanded and diversified its activities, strengthening its presence in the energy, mobility, and logistics infrastructure sectors. Today, Grupo Ultra is among the largest business conglomerates in Brazil, with a portfolio consisting of Ipiranga, Ultragaz, Ultracargo, and Hidrovias.

Ultrapar

Ultrapar is the holding company of Grupo Ultra, responsible for capital allocation and portfolio management, with a focus on long‑term value creation. Managed with discipline and efficiency, it has become one of the largest business groups in Brazil, with shares traded on both B3 and the New York Stock Exchange (NYSE). Its current portfolio is composed of companies with leading positions in their respective sectors — Ipiranga, Ultragaz, Ultracargo, and Hidrovias — with operations across all regions of Brazil and, through Hidrovias, also in Argentina, Paraguay, and Uruguay.

Since its IPO, the Company has carried out significant strategic initiatives aimed at expansion and capital recycling, including acquisitions that strengthened the leadership positions of Ultragaz and Ultracargo, the acquisition of Ipiranga and Texaco’s fuel distribution operations in Brazil, organic investments to expand all its businesses, the divestment of Oxiteno and Extrafarma, and, more recently, its entry into the waterway logistics segment through the acquisition of control of Hidrovias.

With financial discipline, efficient capital allocation, robust governance, operational excellence, aligned incentives, respect for minority shareholders, and a long‑term vision, Ultrapar remains committed to creating value for shareholders, customers, and society. The Company continues to evolve in a dynamic and challenging environment, investing in energy and in Brazil’s future.

For more detailed information about our current organizational structure, see “Item 4.C. Information on the Company—Organizational structure.”

The sales of Oxiteno and Extrafarma were closed on April 1, 2022, and on August 1, 2022, respectively. For more information on our continuing and discontinued operations, please see “Item 4.A. History and development of the Company —A.1. Continuing operations” and “—A.2. Discontinued operations.”

Ultrapar’s strategy

Disciplined capital allocation: organic growth, inorganic growth, and new businesses. Capital allocation discipline is one of Ultrapar’s main competitive advantages. Investment decisions are based on clear financial criteria and deep knowledge of the sectors in which the Group operates and adjacent opportunities. Sustainability principles are integrated into the decision‑making process from origination through post‑investment management, ensuring strategic coherence, appropriate governance, and rigorous risk management.

Focus on sectors with long‑term value‑creation potential - where we can be the best shareholders. Ultrapar seeks to operate in sectors with strong long‑term growth and profitability potential, where it can play the role of a best‑in‑class shareholder by contributing, for example, governance, financial discipline, operational expertise, and access to capital. This approach is anchored in sustainable growth, integrity, and respect for minority shareholders, preserving consistent value creation over time.

Value creation across businesses and the portfolio. The portfolio is managed through the Ultra Management Model, which combines autonomy with accountability, clear roles, aligned incentives, and careful, disciplined performance monitoring. Governance is agile, supported by clear guidelines and a structured review cadence, reinforcing the holding company’s role as a lever for value creation across businesses and the portfolio.

Capital cost optimization. Ultrapar maintains a solid financial structure, with prudence, adequate liquidity, and the lowest possible cost of capital, ensuring resilience and flexibility to allocate resources throughout different economic cycles. This position allows the Company to quickly seize market opportunities, sustain investments, and remunerate shareholders even under adverse conditions.

Competitive advantages

Relevant market positions across our main businesses. Ipiranga is one of the largest fuel distributors in Brazil with a 17% market share in 2025 (considering only diesel, gasoline and ethanol), according to ANP, and a network of 5,805 service stations. In addition to its retail operations, Ipiranga maintains a strong presence in the business-to-business segment (B2B), supplying fuel and managing logistics for companies across multiple industries and sizes.

Ultragaz is one of the leaders in Brazil’s LPG distribution market, one of the largest globally. Ultragaz sold 1.7 million tons of LPG in 2025, corresponding to a 22.3% market share, according to ANP. Its nationally recognized brand, consumer last-mile expertise and the close relationship with its customers enable Ultragaz to identify and capture opportunities to expand its product offering, not only related to LPG, but also in adjacent energy solutions.

Ultracargo is the largest private liquid bulk storage company in Brazil, according to ABTL, operating nine terminals with a total installed capacity of 1,090 thousand m³ in 2025. Its geographic footprint provides strategic access to the country’s main logistics corridors and industrial hubs.

Hidrovias holds a strategic position in waterway logistics, operating in three port terminals - two privately owned (ETC and TUP in Pará) and one leased terminal in Santos – supported by a navigation fleet composed by 484 cargo barges, 23 main pushers and 8 auxiliary pushers. In 2025, Hidrovias transported 17.9 million tons of cargo.

Capillarity, robust infrastructure and national presence. As of December 31, 2025, Ipiranga’s 5,805 service stations were in all Brazilian states, with a more prominent market presence in the Southeast and South regions. To supply its service station network, Ipiranga also operates 90 storage terminals, comprising primary and secondary bases with a total installed capacity of 1.1 thousand m³, strategically located throughout the country to support its nationwide distribution model.

Ultragaz maintains significant market presence in densely populated regions and plays a central role in Brazil’s LPG retail system due to its capillarity and last-mile expertise, The company operates nationwide - directly or through a broad resellers network - with professionals visiting several customers daily. In 2025, Ultragaz served approximately 53 thousand business customers in the bulk segment and around 10.5 million households in the bottled segment through a network of approximately 6.3 thousand independent retailers.

Ultracargo is the only player in the liquid bulk storage sector with presence in most of the country’s major ports. Its networks enable access to key logistics corridors and support a broad range of supply chains.

Hidrovias is strategically positioned to support Brazil’s primary export and import flows. In the Northern Corridor, Hidrovias efficiently handles the outflow of grains produced in the state of Mato Grosso and the Northern region, as well as the inbound flow of fertilizers. In the Southern Corridor, Hidrovias plays an important role in transporting iron ore produced in Corumbá (Brazil). In Santos, the Company provides port services for clients that primarily supply industries and production zones in the Southeast and Central-West regions of Brazil.

Synergistic, robust and resilient business portfolio. Our current portfolio concentrates activities in the energy, mobility and logistics infrastructure segments, through Ipiranga, Ultragaz, Ultracargo and Hidrovias – businesses we view as irreplicable assets with a consistent track record of operating results, solid operational scale, and structural competitive advantages. The portfolio is complementary and synergistic, and focused on our core competencies and operational expertise, which we believe enhance the competitive strengths of each businesses and support greater efficiency and value-creation potential.

We believe Ultrapar’s businesses to be both resilient and aligned with Brazil’s economic growth. Certain activities - such as residential LPG distribution and fuels for light vehicles – tend to exhibit inelastic demand and therefore show relatively lower volatile during economic downturns.

We also believe that our portfolio provides significant financial strength and strategic flexibility, positioning us to pursue additional investment opportunities across the energy, mobility and logistics infrastructure sectors, with a growing focus on opportunities linked to the energy transition and renewable energy solutions.

Strong brand recognition and close relationship with resellers. We believe our businesses benefit from strong brand recognition associated with quality, safety, and efficiency that we continually strive to deliver. We seek to reinforce this perception by consistently delivering high-quality products and services and by expanding our service offerings and distribution channels.

Our relationship with resellers and distributors is a fundamental asset. We offer distribution exclusivity and differentiate incentive programs for resellers in Ultragaz and Ipiranga, and invest in training them to maximize efficiency, further strengthen our relationship with them and promote high-quality standards across our distribution networks.

Network management and reselling engagement have been key priorities for Ipiranga’s management in recent years and form one of the four pillars of its turnaround plan. In 2022 and 2023, Ipiranga carried out a comprehensive review of its reseller network as part of a legacy management process, aimed at optimizing operations and reinforcing partnerships with resellers that are considered strategic to the network. This process fostered closer and more transparent relationships with resellers and supported improvements in service quality and operational consistency.

Cost-efficient operations. Ipiranga also has a significant market presence and nationwide footprint, which enables cost-efficient operation of its extensive network of primary and secondary storage terminals and its distribution system. The scale of Ipiranga’s operations allows improvements in efficiency and competitiveness in the distribution and sales processes, as well as the dilution of advertising, marketing and new product development expenses. It also enables economies of scale in administrative and support functions.

Ultragaz has a strong market presence in densely populated areas, which allows it to operate its filling plants and distribution network with high-capacity utilization and efficiency. Its depth and capillarity contribute to service reliability and cost optimization. In addition, Ultragaz launched in 2021 the SOU Program (Ultragaz Operation System Program), a strategic cost management initiative that applies lean methodology to standardize processes and improve the operational efficiency and quality across its bases.

Ultracargo’s presence in Brazil’s main logistic hubs provides additional operational flexibility, efficiency, and economies of scale. Ultracargo has also implemented structured process-improvement programs - such as Soul and Conecta – designed to enhance productivity, strengthen operational discipline and optimize the allocation of resources across its terminals. For more information on these initiatives, see “Item 4. Information on the Company—Industry and regulatory overview—B. Storage services for liquid bulk —Ultracargo— Storage facilities.”

Hidrovias operates in a cost-efficient manner by transporting cargo in convoys of up to 35 barges per pusher (each barge being capable of carrying up to 2 thousand tons of cargo). This operating model enables economies of scale and reduces unit logistics costs. In addition, Hidrovias operates in strategically relevant regions and provides an integrated logistics solution, enhancing value creation and operational efficiency for its customers.

Innovation in the LPG sector. Since its founding in 1937, when Mr. Ernesto Igel introduced the use of LPG as cooking gas in Brazil – replacing the wood stoves that dominated Brazilian households at the time - Ultragaz has maintained a trajectory market by innovation in the LPG segment.

In 1995, Ultragaz became the first company in Brazil to introduce small-bulk LPG delivery, a model with distribution costs compared to bottled LPG. In recent years, the company has continued to expand its offering by developing new energy solutions for both bottled and bulk customers. For bulk customers, Ultragaz has advanced applications that enable the use of LPG as an alternative to more carbon-intensive energy sources, supporting energy efficiency, cost reduction and lower emissions.

Ultragaz’s strategy in this segment focuses on two main areas: (i) industrial, agribusiness and residential condominium customers and (ii) small and medium-sized businesses. New applications and services for LPG in these segments include the preheating of industrial furnaces, especially in steel, lead, asphalt manufacturing and metallurgical plants; the drying of grains and seeds, with greater operational and economic efficiency; and laundry shops, restaurants, bakeries, and residential condominiums, through agile and convenience services. Ultragaz has also expanded its digital customer-relationship channels in the bottled segment, serving both resellers and final consumers and strengthening the reliability and convenience of its distribution model.

Consistent business and differentiated value proposition in the liquid bulk storage services sector. In 2025, clients with contracts of more than three years accounted for 65% of Ultracargo’s revenues, which evidences a long-term commercial relationship with them and stability for Ultracargo. In addition, the company operates with a diversified portfolio of clients. Ultracargo’s ten largest clients accounted for 61% of its revenues in 2025, with its three largest clients (including Ipiranga, a related party), accounting for 32%.

All Ultracargo’s contracts also contemplate a take-or-pay clause, in which the client is guaranteed to have the contracted storage capacity available, and Ultracargo is guaranteed to be paid for providing such availability, even if it is not fully used or not used at all. This further contributes to revenue stability, despite market volatility. Additionally, before starting to build a new terminal, Ultracargo seeks to enter into offtake agreements and guarantee the handling of products once it starts operating.

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

This product diversification also contributes to mitigating the effects of volatility in the commercial environment of a single product in terms of the company’s revenues and positions Ultracargo to benefit more from spot sales. As Ultracargo’s terminals can handle fuels, either fossil fuels or biofuels, we see the company well-positioned for the energy transition.

Distinguished positioning in the fuel distribution sector. We believe that Ipiranga differentiates itself from its competition in the sector by having a more diverse array of products and services, thereby being a more convenient choice for customers. It has the largest franchise brand in the convenience stores segment, through AmPm, and in the lubricants segment, through Jet Oil. In 2025, AmPm had a network of 1,539 stores, while Jet Oil had 1,088 units. Ipiranga also believes that it has one of the largest loyalty programs in Brazil, called Km de Vantagens. Ipiranga also has a 56% stake in Iconic, a leader company in the lubricants segment in Brazil – according to SINDICOM.

Strong corporate governance structure and alignment of interests. We believe we have been among Brazil’s leaders in the development and adoption of best practices in corporate governance. We use capital markets not only as an investment resource but also as a driver for the development and consolidation of our corporate culture. One of the central pillars of this culture is a shared responsibility concept, based on the alignment of interests.

We have a solid track record of pioneering initiatives in corporate governance. In 1999, we were the first company to go public simultaneously on B3 and the NYSE under an ADS Level III program. In 2000, we became the first company in Brazil to offer all our shareholders tag-along rights at the same price in the case of a change of control.

In 2011, we completed the implementation of a new corporate governance structure, which we believe further aligned our shareholders’ interests by converting all preferred shares into common voting shares. The conversion resulted in all our shares having identical voting rights, which allows our shareholders to participate in the decisions of our shareholders’ meetings without (i) any limitations on voting rights, (ii) special treatment to current shareholders or (iii) mandatory public tender offers at a premium to market prices once a certain beneficial ownership threshold is achieved. In that same year, our shares were listed on the Novo Mercado segment of B3, which is the B3 segment with the highest standards of corporate governance and transparency. As of the date of this annual report, Ultrapar is included of several B3 stock indices that highlight companies with great corporate governance initiatives, such as the IGCT, IGC-NM, IGCX, ITAG, IGPTW, ICO2, IDIVERSA and ISE.

To further enhance our corporate governance structure, we have a robust compliance program. One of the pillars of our compliance program is related to its guidelines composed of our Code of Ethics, a document revised in December 2024 that guides the conduct of the Company members and their representatives from the external public, and our Corporate Policies, a set of more prescriptive documents covering procedures and controls to be adopted on topics such as corruption, good competition practices, conflicts of interest, among other issues related to corporate integrity. All these guidelines were approved by the Board of Directors and serve as a basis for training our employees, in addition to being a reference to enforce the consequences in cases of misconduct. Ultrapar also has a Conduct Committee, a body directly linked to the Board of Directors, which consists of an independent and external president and executives of Ultrapar, including the Risks, Integrity and Audit Officer, with the purpose of managing the application of the Code of Ethics, among others.

Our robust governance structure also includes the People and Sustainability Committee, which has been in place since 2011, the Investments Committee, which has been in place since 2019 and the Audit and Risks Committee which, since 2019. Such Committees are structured as permanent bodies with independent board members in their composition.

In addition, to strengthen the alignment of interests between management and shareholders, members of Ultrapar’s management receive variable short-term compensation linked to performance based on financial goals defined for each business and for Ultrapar, in addition to individual goals associated with the businesses’ operating and commercial performance, people development, projects execution, among other objectives, always in line with the strategic plan approved by the Board of Directors. Since 2022, executives have at least one-third of their individual goals related to the ESG agenda. The long-term compensation plan, through which the Company’s executives become shareholders of Ultrapar, is mainly based on restricted shares, which are transferred to the executive’s ownership at the end of the vesting period.

Furthermore, we believe we are led by a strong and experienced management team with a proven track record in the energy, mobility and logistics infrastructure industries. As of the date of this annual report, our Board of Directors consisted of nine members, seven of whom being independent members. Under the Company’s Bylaws, our Board of Directors must be composed of 5 to 11 members, of which at least one-third (or two members, the highest) must be independent members. In 2021, 2023 and in 2025, we were awarded the stamp Women on Board, a recognition of our corporate culture of incentivizing gender equality and the presence of women in our board.

On April 19, 2023, the Annual and Extraordinary General Shareholders’ Meeting promoted an important renewal of the Board of Directors combining candidates who were members of the Company's management, with four new candidates, who brought relevant and complementary experiences to the Board. On April 16, 2025, such members were reelected for another mandate, among other members, except for Ana Paula Vescovi, who was member of the Board of Directors since 2019 and was replaced by Vânia Neves. Furthermore, the Board of Directors approved an important renewal at the senior management level.

Value creation through a holding structure. We view our holding structure as a strategic lever for value creation. As a diversified holding company with scale and listings in both domestic and international markets, Ultrapar can access a broader range of financing sources and instruments on more competitive terms than would be available to each business individually. This structure also enables efficiencies in tax and capital allocation, shared administrative functions, and the attraction and retention of talent—while reinforcing our institutional strength, governance standards, and long‑term strategic consistency.

As part of the Ultra Management Model, beginning in 2025 we implemented a new governance framework across our portfolio companies. Under this framework, each core business has its own Board of Directors, composed of Ultrapar’s Chair of the Board, Ultrapar’s Chief Executive Officer, two independent directors appointed by Ultrapar, and the respective business’s President. This model increases the autonomy and accountability of each business’s management, while allowing Ultrapar—as the holding company—to concentrate on capital allocation, portfolio strategy, risk oversight, leadership development, and other holding‑level responsibilities.

In the case of Hidrovias, which is listed on B3’s Novo Mercado, the company’s Board includes Ultrapar’s Chief Executive Officer alongside six additional members, five of whom are independent. This configuration reflects the heightened governance standards applicable to Novo Mercado companies and further supports independent oversight and strategic guidance. Within this architecture, Ultrapar acts as a portfolio manager with a long‑term mandate—promoting disciplined capital allocation, strategic coherence among businesses, and consistent value creation over time. For additional information, see “Item 6.A. Directors, senior management and employees—Directors and senior management.”

Strong operational track record. Our Company has consistently delivered solid operational and financial performance. Since our initial public offer on October 13, 1999, we have never reported a year-end net loss, despite significant macroeconomic volatility in Brazil and globally throughout this period. From 1999 to 2025, we achieved an average compounded annual growth rate of 16% in net income attributable to the Company’s shareholders.

Risk management and strategy

Ultrapar seeks protection against risks that may adversely impact the objectives and strategies established by its senior management. To ensure that risks are effectively assessed and monitored by the Executive Officers, the Audit and Risks Committee and the Board of Directors, a risk matrix that consolidates all Ultrapar’s business risks was developed, encompassing five categories according to which the risks are classified and considering current and relevant topics to Ultrapar and its businesses. The five categories are described below:

  Strategic risks: associated with factors that could prevent or affect the achievement of objectives and goals, including, but not limited to, political influence and regulatory changes, competition performance, new market players, substitute products and services, changes in consumer behavior, customer relationships, sustainability (including socio-environmental impact, climate change and energy transition), investment decisions and talent attraction, retention and succession.
  Operational risks: associated with the daily operational activities of each business, covering, for example, safety, environmental and quality procedures, supplies, dependence on suppliers, logistics and infrastructure.
  Financial risks: associated with the exposure of financial transactions, including leverage and debt levels, cash flow, accounting aspects and preparation of financial statements, as well as credit, liquidity and market risks.
  Integrity risks: associated with non-compliance with laws and regulations, the Code of Ethics and Corporate Policies, legal issues, management of third parties or misconduct by employees, partners, shareholders, business partners, external representatives, suppliers and service providers.
  Technological risks: associated with information security, availability of systems and infrastructure, as well as data management and use of new technologies.

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

Governance

Ultrapar’s integrated risk management model has defined roles and responsibilities within different levels of its organizational structure, as described below. This overall governance applies to all risks monitored by Ultrapar, including those arising from cybersecurity threats. However, each risk theme may rely on additional structures, depending on the specific needs and risks.

The Board of Directors is responsible for periodically assessing Ultrapar’s exposure to risks through the risks matrix and evaluating the effectiveness of risks management systems, thus ensuring that Ultrapar’s Executive Officers and the businesses can recognize, assess and control their risks properly.

The Audit and Risks Committee is responsible for assessing the effectiveness of risks management and internal controls mechanisms, evaluating Ultrapar’s risks matrix and submitting it to the Board of Directors’ approval, assisting the Board of Directors in assessing and defining acceptable risk levels and monitoring how risk non-conformities are being handled.

The Businesses’ Board of Directors and CEOs are responsible for ensuring the application of this policy and Ultrapar’s risk guidelines in its business, assessing the risk matrix of its business and providing the necessary resources for the execution and maintenance of risks management mechanisms in their respective businesses.

Risk owners are responsible for identifying, analyzing, assessing (impact and vulnerability), treating, monitoring and reporting risks to business, ensuring the implementation and effectiveness of action plans and reporting on their progress.

Each business also has its own risk area, which are responsible for disseminating and apply this policy and Ultrapar’s risk guidelines in its business, coordinate discussions on identifying, assessing, treating, and monitoring risks across its ecosystem and new businesses, report identified risks to Ultrapar’s Risk area, monitor and report the progress of action plans and indicators to Ultrapar’s business leadership.

The Risks, Integrity and Audit Department is directly linked to the Audit and Risks Committee and is responsible for establishing the methodology for an integrated and comparative view of risks at Ultrapar and coordinating risks presentations and reporting at all organizational levels.

Sustainability

Sustainability is an integral part of Ultrapar’s strategy and is embedded in capital allocation decisions, investment analysis, risk management, and other core processes. In 2025, the Company updated its priority sustainability topics to reflect its renewed role as a value‑driven holding company, its current portfolio, and the broader challenges affecting the business.

Using a double materiality approach, Ultrapar assessed both the impacts of its operations on society and the environment and how ESG factors may affect its financials performance. The process included benchmarking, document reviews, executive interviews, stakeholder consultations, risk‑and‑opportunity assessments, and final validation by senior leadership.

In total, 14 impacts were identified and consolidated into eight material topics, most of which were already part of Ultrapar’s sustainability agenda and required only targeted refinements.

Ultrapar also published its 2025 Sustainability Report, prepared in accordance with the GRI Standards and including SASB Oil & Gas – Refining and Marketing indicators. The report presents the Company’s governance, strategy, risk management, and climate‑related performance, aligned with leading global disclosure practices.

Material topics, ambitions and 2030 goals

Ultrapar’s materiality matrix was created in 2019, based on a process divided into three major stages: (i) analysis of studies linked to the sustainability agenda, media publications, comments disclosed by investors, government bodies and national and international entities, applicable legislation and standards, and an assessment of the status of the businesses and their sectors of activity; (ii) consultations with Ultrapar’s main stakeholders – the Executive Officers, shareholders and investors, employees, regulatory and supervisory bodies, sectoral entities, civil society organizations and the media; and (iii) validation of the matrix by the Board of Directors. Since its creation, the matrix has been periodically reviewed, including an update in 2021 and a further revision in 2025.

In 2025, we revisited our priority sustainability topics and, based on the new materiality assessment, updated our 2030 public commitments by incorporating targets that are more closely aligned with the Company’s strategic planning, long‑term vision, and societal expectations. Working groups composed of representatives from Ultrapar and all business units defined the new targets and monitoring indicators, which were subsequently reviewed and validated by an external consulting firm. The updated 2030 Sustainability Plan was then approved by the executive leadership and by the Board of Directors, following a recommendation from the People and Sustainability Committee.

The eight material topics and their respective 2030 ambitions and goals are:

Health, safety and well‑being. Ultrapar aims to ensure a strong health and safety culture, with processes and performance indexes at a level of excellence, providing quality of life for employees and safety for the communities surrounding our operations.

  Goals for 2030: (i) reduce the lost-time injury frequency rate by 50% (from an LTIF rate of 0.96 in 2020 to 0.5 in 2030); (ii) reduce the process accident rate by 70% (from a PSE rate of 1.55 in 2020 to 0.5 in 2030) and (iii) achieve and maintain a total recordable incident rate (TRIR) below 1.5.
  Results in 2025: in 2025, our LTIF rate was 0.71 (an increase of 29% compared to 2024 and a reduction of 26% compared to 2020), our PSER was 0.73 (a reduction of 36% compared to 2024 and of 52% compared to 2020) and our TRIR was 1.87. This result reflects the consolidation of Hidrovias into the portfolio in 2025, which impacted the LTIR indicator. The company has already begun initiatives to strengthen its safety processes and culture.

Ethics, integrity and corporate governance. Ultrapar seeks to be a protagonist in governance and integrity, influencing the business environment in relation to the adoption of best practices and ethical conduct.

  Goals for 2030: (i) achieve the highest level of integrity culture, evolving from proactive to a generative level based on the Hearts&Minds culture diagnosis and (ii) ensure integrity awareness actions for 100% of critical partners.
  Results in 2025: in 2025, we maintained the proactive level of integrity culture, based on the Hearts&Minds diagnosis and ensured integrity awareness actions for 100% of critical partners.

Energy transition and climate change. Ultrapar intends to develop and implement initiatives that support lower‑carbon practices across its businesses.

  Goal for 2030: (i) reduce Scope 1 and 2 carbon emissions intensity by 50% by 2030, based on the 2021 base year, and (ii) maintain 100% of electricity consumption from certified renewable sources.
  Results in 2025: in 2025, we reduced carbon emissions intensity by 8.6% compared to the 2021 base year, and 83% of the electricity consumed came from certified renewable sources. Ultrapar, Ipiranga, Ultragaz and Ultracargo use 100% renewable energy in their operations, while Hidrovias is in the process of implementing this practice.

Eco-efficient operations. Ultrapar aims to ensure excellence in the environmental management of operations, ensuring the efficient use of natural resources and optimizing waste management.

  Goals for 2030: (i) zero spills with confirmed contamination of soil and water
  Results in 2025: Ipiranga had two spills with confirmed contamination in 2025. The incidents occurred at Ipiranga, which acted promptly to control them and mitigate environmental impacts.

Responsibility for the surrounding communities. Ultrapar seeks to act responsibly regarding the surrounding communities of our operations, generating opportunities for local development.

  Goal for 2030: invest in initiatives and partnerships that promote high-quality education and employment and income generation in the communities surrounding our operations, through the Company’s own resources, tax incentives and support for emergency actions.
  Results in 2025: in 2025, R$36.5 million were invested by Ultrapar in such initiatives and partnerships, with R$8.8 million from own resources.
45

Cultural alignment of talent density. Ultrapar strives to continuously promote an inclusive environment and develop our people, providing conditions for each employee to reach their full potential and contribute to greater prospects and experiences in the decision-making process.

  Goals for 2030: (i) achieve a 50% diversity level in senior management positions (management positions and above), (ii) 33% in the Board of Directors and (iii) ensure an inclusive workplace environment that can be measured and recognized in internal organizational climate surveys.
  Results in 2025: in 2025, we achieved a 48% diversity level in senior management (+ 6 percentage points compared to 2024) and 22% representation on the Board of Directors (in line with 2024). We also achieved a 90% satisfaction rating for an inclusive workplace environment; an increase of 8 percentage points compared to 2024.

Portfolio composition and business information

IPIRANGA

Ipiranga was established in 1937 and is one of the largest fuel distributors in Brazil, according to ANP, with 17% market share in 2025 in terms of diesel, gasoline, and ethanol sales volume. Ipiranga distributes diesel, gasoline, ethanol, NGV, fuel oil, kerosene, arla 32, lubricants, and greases nationwide through its network of 5,805 service stations and 85 storage terminals as of December 31, 2025.

Industry and regulatory overview

The Brazilian fuel market encompasses the distribution and marketing of diesel, gasoline (including aviation gasoline), ethanol, fuel oil, kerosene (including aviation kerosene), and natural gas for vehicles (NGV). According to IBP, in 2025 diesel accounted for 48% of all fuel distributed in Brazil, followed by gasoline and ethanol, which represented 32% and 15% of the volume, respectively.

The distribution of fuels (gasoline, ethanol, and diesel) is made mainly through three channels, as follows:

  service stations, which serve final retail consumers
  large consumers, mainly industries and fleets; and
  retail—wholesale resellers—TRR, specialized resellers that distribute diesel to medium and small volume end-users

The following chart shows the fuel distribution process in Brazil:

Imported products arrive at port terminals and are transported to primary bases via road, railway, river and/or cabotage and to secondary bases by road, railway and/or river.

Oil-derivative products are transported from refineries and port terminals to storage terminals via pipelines, coastal or river shipment and trucks. Distribution relies on an extensive network of primary and secondary storage terminals. Primary storage terminals are generally located near refineries and ports and serve both as storage hubs for sales to customers and as transfer points for shipments to secondary terminals.

Transportation of oil-derivative products between primary and secondary storage terminals is carried out by pipelines, railroads, trucks and coastal or river barges. Purchases from ethanol mills are usually shipped via road and rail to primary and secondary bases, and via pipelines only to primary bases. Deliveries to service stations, large consumers and TRRs are made exclusively by trucks.

All gasoline sold in Brazil must contain a certain proportion of anhydrous ethanol, currently set at 30%, which can vary from 22% to 35%, subject to technical feasibility, according to Law No. 9,478/97, as amended by Law No. 14,993/2024 (Combustível do Futuro - Fuel of the Future). The CNPE establishes the mandatory blend rate of anhydrous ethanol in gasoline, currently 30% in regular gasoline and 25% in additive/premium gasoline.

On September 24, 2014, in accordance with Law No. 13,033, changes were incorporated into the“Programa Nacional de Biodiesel” (National Biodiesel Program). Since 2008, a minimum biodiesel blend has been required in diesel, which also demanded adjustments to distributors’ facilities and logistics structures. Resolution 8/23 of the CNPE, fixed the mandatory biodiesel blend rate at 14% from March 2024 to March 2025, increasing to 15% in March 2025 and reaching 20% in March 2030. Consistently, Law No 14,993/2024 established an annual 1-percentage-point increase beginning in 2025, also targeting a 20% blend by March 2030.

Law No. 14,993/2024 enacted following the approval of bill 528/2020 (Fuel of the Future), aims to reduce carbon emissions and promote biofuels. It introduced several measures that impact the fuel distribution sector in Brazil, including: (i) a target to gradually increase the biodiesel blend in diesel by 1% per year, from 14% in 2024 to 20% in 2030, (ii) a cap of 3% blending HVO (Hydrotreated Vegetable Oil, most commonly known as renewable diesel or green diesel) into diesel; and (iii) an expansion of the range of ethanol blend in gasoline that could be required by the competent authority. Furthermore, the new law also proposes regulations for Sustainable Aviation Fuel (SAF), Carbon Capture and Storage (CCS), synthetic fuels (e-fuels), biomethane and other emerging technologies.

“Gasoline A” (as it is known in its unmixed form) and diesel are mixed with anhydrous ethanol and biodiesel, respectively, at the distributors’ storage terminals, and subsequently sold to service stations, large consumers and TRRs.

Supply. According to ANP, Petrobras is the most relevant domestic supplier of oil derivatives, accounting for 84% of the Brazilian refining capacity as of December 31, 2025. There are currently 18 oil refineries in Brazil, 10 of which are owned by Petrobras.

Supply to distributors is generally governed by an annual agreement that outlines operational conditions, rights and obligations, and penalties, among other commercial terms. Each quarter, Petrobras proposes minimum volumes per product based on each distributor’s purchases over the preceding three months. Petrobras ensures the supply of these minimum volumes, while distributors (such as Ipiranga) incur penalties if they consume less than the committed amounts. Distributors must submit monthly orders that comply with the minimum contracted volumes but are able to place additional orders according to their needs. Petrobras is not required to meet all supplemental orders and informs in advance of the volumes that will be effectively delivered (which became known as “quota cuts”).

Brazilian refineries are located predominantly in the South, Northeast and Southeast regions, with Petrobras’s total refining capacity reaching approximately 1.7 million barrels per day in December 2025. According to ANP, the overall product yield for Brazilian refineries in 2025 was 39% diesel, 24% gasoline, 14% fuel oil, 6% LPG and 17% other products.

Since late 2021, Petrobras has no longer guaranteed full supply to the Brazilian market and informed distributors that certain purchase orders might not be fully met. Consequently, distributors, including Ipiranga, were required to import part of their fuel needs, and at times import prices differed materially from those charged by Petrobras. In 2025, imports accounted for 27% of diesel and 10% of gasoline consumed in the country, with the balance supplied by domestic refineries.

The ongoing conflict between Russia and Ukraine triggered significant shifts in global trade flows for oil-based fuels. Following the European Union’s ban on Russian diesel and the G7’s price cap mechanism (maximum price that importers could pay for Russian diesel), Russia redirected exports to new destinations. In 2023, supported by competitive pricing, Russia became Brazil’s main diesel supplier, surpassing the United States for the first time.

In 2024, the flow of Russian oil-derivatives to Brazil and other Latin American countries intensified. Russia remained the primary supplier of diesel to Brazil, while notable volumes of gasoline and naphtha imports also emerged. As the market matured, the range of originators of Russian cargoes diversified, paralleling the expansion of Russia's export destinations—which now include significant volumes to Africa and Asia. Additionally, outages resulting from attacks on the Russian refining system, reduced supply in the second half of 2024, leading to smaller price discounts compared to 2023. In 2025, Russian diesel continued to play a relevant role in Brazil’s supply mix, although its market share declined. Tighter domestic balance in Russia, driven by stronger local demand, refinery outages, and stricter sanctions, reduced the availability of competitively priced volumes. As a result, some importers shifted toward alternative origins and arbitrage routes that aligned more closely with breakeven economics.

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

The ethanol fuel market in Brazil is composed of sugarcane and corn mills that produce sugar, ethanol, and dried distillers’ grains (DDG). According to ANP, in 2025, 75% of the ethanol produced in Brazil came from sugarcane and 25% from corn. Sugarcane-based ethanol is produced for approximately eight months per year, while corn-based ethanol is produced year-round. Since sugarcane can either be used to produce ethanol or sugar, from a sugarcane producer’s perspective, the production ratio between ethanol and sugar is determined based on the prices of ethanol and sugar in the Brazilian and international markets. Although ethanol production depends on favorable climate conditions, supply disruption risks are generally limited to the end of the harvest period. A portion of the production is stored in the distilleries to meet demand during the inter-harvest season. Distilleries produce two types of ethanol: (i) anhydrous ethanol, which must be blended with gasoline “A” and (ii) hydrated ethanol, which is essentially used for flex-fuel vehicles. Unlike oil-derivatives fuels, ethanol is sourced from multiple producers.

Biodiesel is purchased from several biofuel producers in Brazil, using soybean oil and tallow as the main feedstocks. As of December 31, 2025, there were 58 biodiesel producers, predominantly located in the Center-West and South regions. Brazil’s biodiesel production in 2025 totaled 9.0 billion liters.

Demand. Fuel demand in Brazil is mainly segmented into demand for Otto cycle fuels (gasoline, ethanol and NGV), used in light vehicles, and diesel, mainly consumed by heavy-duty vehicles.

Historically, a high positive correlation is observed between the behavior of the diesel market and the Brazilian GDP, which has been the primary indicator for consumption forecasts. Demand levels may also be influenced by potential changes in biofuel blending mandates for gasoline and diesel, as well as the long-term impact of decarbonization initiatives.

The expansion of Otto cycle fuel demand is related to the growth of the light-vehicle fleet and, consequently, to the credit availability, and disposable income for the purchase of new vehicles, as well as the country’s economic activity.

According to ANFAVEA, approximately 2.6 million new light vehicles were registered in Brazil in 2025, a 2.6% increase compared to 2024, supported by the greater credit granting for vehicle acquisition. Flex-fuel vehicles, whose engines are adapted to run on gasoline, ethanol, or any combination of the two, accounted for 74.4% of new registrations, followed by electric or hybrid vehicles (11.2%), diesel-powered light commercial vehicles (10.0%), and gasoline-only passenger cars (4.5%).

According to ANP data, the fuel distribution market (which includes gasoline, ethanol, and diesel) grew 2.8% in 2025 compared to 2024, with an increase of 2.6% in gasoline and ethanol, reflecting the expansion in the light-vehicle fleet, while diesel demand grew 3.0%, broadly in line with Brazilian GDP growth.

Given the essential role of fuels in the economy, demand tends to show relatively low-price elasticity. As a reference, over the last five years, the standard deviation of diesel volume was approximately 33% of the average volume for the period, while diesel prices showed a volatility of 26%. As shown in the graphs below, despite the increase in fuel prices in Brazil in recent years, consumption volumes have continued to trend upward.

Sources: ANP and Bloomberg

The role of the Brazilian government. The Brazilian government regulated the pricing of oil and oil-derivative products, ethanol, natural gas and electric energy until 1990. From this time onwards, the Brazilian oil and gas sector has been significantly deregulated. Until the adoption of the Petroleum Law in 1997, the Brazilian government maintained strict control over the prices that could be charged by (i) refineries to distributors, (ii) distributors to service stations and other channels and (iii) service stations to end-users. The Petroleum Law allowed the import of gasoline, ended the policy of price table, established white flag stations, and released the entry of new distributors and importers. As of the date of this annual report, there is no legislation or regulation in force giving the Brazilian government power to set oil-derivative and ethanol fuel prices.

With the discovery of the pre-salt reservoirs, the Brazilian government adopted a series of measures in the regulatory environment, establishing a new legal framework for the oil industry, which may result in a series of regulations, such as production-sharing and concession contracts, among others. This discovery has been bringing a new scenario for the sector, which may, in turn, attract major investments and improvements in infrastructure with the addition of new refineries, highways, pipelines, platforms, ports and ships, among others

Taxation. The taxes applicable to the fuels sold by Ipiranga, which are mainly diesel, gasoline, and hydrated ethanol, are: (i) PIS/COFINS and CIDE, under the responsibility of the federal government, and (ii) ICMS, under the responsibility of the Brazilian states. Laws No. 199/22 and No. 15/23 determined that states should standardize ICMS tax rates on diesel and gasoline throughout the country and that the producer or importer should be the sole taxpayer of this tax for diesel and for gasoline.

Thus, a summary of the taxes applied to each of the main fuels sold by Ipiranga is presented below:

  Gasoline: taxation of the PIS/COFINS and CIDE taxes applies to the producer or importer in full. For ICMS, a single-phase taxation method is applied, at a fixed and uniform amount nationwide. This single-phase taxation was implemented as of June 1, 2023, due to Supplementary Law No. 192/22. As of the date of this annual report, the tax rate for PIS/COFINS, CIDE and ICMS were R$793/m³, R$100/m³ and R$1,470/m³, respectively;
  Diesel: taxation of PIS/COFINS applies to the producer or importer in full (CIDE tax rate is currently zero). For ICMS, a single-phase taxation method is applied, at a fixed and uniform amount nationwide. This single-phase taxation was implemented as of May 1, 2023, due to Supplementary Law No. 192/22. As of the date of this annual report, the tax rate for PIS/COFINS and ICMS were R$352/m³ and R$1,120/m³, respectively; and
  Hydrated ethanol: taxation of PIS/COFINS applies to the producer or importer in full. This single-phase taxation was implemented as of May 1, 2025, due to Supplementary Law No. 214/25. For ICMS, the tax substitution method is applied, in which ICMS is paid by the distributor and is generally based on the PMPF (weighted average final price), published biweekly by CONFAZ. As of the date of this annual report, the tax rate for PIS/COFINS and ICMS were R$192/m³ and a range between 12% and 23% of the PMPF (each state defines its own tax rate), respectively.

At the end of 2023, the Tax Reform was approved by the Brazilian Congress and promulgated in the same year. As to consumption taxes, all federal taxes (PIS/COFINS and IPI) will be consolidated into a single tax called CBS (Contribution on Goods and Services), while state and municipal taxes (ICMS and ISS) will be unified to form the IBS (Tax on Goods and Services). It is expected that the new taxes (IBS and CBS) will be concentrated on the refineries, ethanol/biofuel plants and importers. This would be a major improvement, considering that most of the segment tax evasion occurs in the ethanol chain, which is not covered by the ICMS single-phase taxation system under current law.

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

In November 1995, Petrobras’ monopoly was removed from the federal constitution by a constitutional amendment approved by the Brazilian Congress. According to this amendment, other states and private companies are permitted to compete against Petrobras. This amendment was also reflected in Law No. 9,478/97, which limited Petrobras’ monopoly to a maximum period of three years. Law No. 9,478/97 prescribed that the termination of Petrobras’ monopoly would be accompanied by the deregulation of oil, gas, and oil-derivative product prices, and created a new regulatory agency, ANP, to oversee all oil-related activities. However, Petrobras is still the largest domestic oil-derivative supplier of oil and oil-related products, including LPG, and oil-derivative fuels in Brazil, even though there are no legal restrictions on the operations of other suppliers or to imports.

Prices of fuels: In 2022, oil prices showed high volatility, mainly due to uncertainties regarding the supply of derivatives because of the conflict between Russia and Ukraine. During this period, Petrobras maintained its price adjustment policy linked to the international diesel and gasoline market and the Brazilian government implemented policies to lower the cost of fuels such as the exemptions of federal taxes and the reduction of state taxes for diesel and gasoline.

In May 2023, Petrobras announced a new commercial strategy for setting diesel and gasoline prices, thus replacing its pricing policy in which the import parity prices were the sole reference. The new pricing model considers international market dynamics and national pricing references such as the customer alternative cost and the marginal value for Petrobras.

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

In the Middle East, developments related to the conflict in Gaza resulted in heightened tensions and intermittent clashes between Israel and Hamas and its neighboring states. Although these hostilities did not materially disrupt the supply of oil and oil products, they contributed to a persistent risk premium in oil pricing throughout most of 2024. Following elevated energy prices in 2022 and 2023, the global economy experienced inflationary pressures that, in turn, subdued demand. Consequently, central banks in major economies were compelled to sustain higher interest rates, thereby further cooling global demand. During 2024, oil market conditions became less constrained, limiting OPEC's capacity to increase production. Moreover, the significant volatility induced by the U.S. elections toward the end of the year affected oil prices. Despite the instability associated with these events, global energy prices continued to a downward trend compared to those recorded in 2022 and 2023.

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

In 2025, global fuel prices were shaped by intense geopolitical volatility. The Russia‑Ukraine conflict saw intermittent escalations – including renewed drone strikes on Russian energy infrastructure – that periodically supported crude prices, though peace‑talk momentum late in the year reduced the risk premium as markets anticipated restricted Russian supply gradually returning. Meanwhile, OPEC+ decisions to maintain or adjust output – ranging from production freezes early in the year to targeted increases later – added further complexity to supply expectations and contributed to fluctuating price pressures.

Tensions in the Middle East intensified price volatility as Israel‑Iran hostilities escalated in mid‑2025, prompting fears of disruption in the Strait of Hormuz – through which a substantial share of global crude and product flows transit. In June 2025, the United States also conducted strikes on Iranian nuclear facilities in June 2025. Iran responded with drone and missile attacks on Israeli cities and U.S. bases in the region. More recently, on February 28, 2026, the United States and Israel launched a joint military operation against Iran-codenamed “Operation Epic Fury”-targeting the country’s leadership, nuclear facilities, missile sites, and security forces, resulting in the killing of Supreme Leader Ayatollah Ali Khamenei and other senior Iranian officials, and its more recently named Supreme Leader, Mojtaba Khamenei, the son of Ali Khamenei. In retaliation, Iran launched hundreds of ballistic missiles and drones against Israel, United Arab Emirates, Qatar, and U.S. military bases in the region. Iran is also believed to have significant influence over extremist groups in the region, including Hamas, Hezbollah, and the Houthis. In addition, the virtual closure of shipping through the Strait of Hormuz has raised concerns about broader disruptions to global energy supply, which could in turn contribute to elevated inflation and slower economic growth in major economies. As an example, on March 8, 2026, oil prices surged due to the war, reaching U.S.$119.50 a barrel, being that the first time in four years in which prices rose above U.S.$100 per barrel. The price came down to just below U.S.$100 per barrel on that same day. However, considering the importance of the region for global oil supply, a prolonged conflict could materially increase oil prices.

Domestically, Petrobras implemented several price adjustments in 2025 as it sought to navigate global market dynamics while pursuing the retention of market share and shielding the local fuel market from international volatility – a particularly sensitive issue for the state‑owned company. Diesel prices were raised in February (+6.3%) and subsequently reduced three times: 4.6% on March 31, 3.4% on April 18, and 4.7% on May 6, resulting in a cumulative year‑to‑date decrease of 6.6%. Gasoline prices were adjusted twice during the year, with reductions of 5.7% on June 3 and 5.0% on October 21, totaling a 10% decline.

The following graphs show the price volatility of fuels acquired by the distributors from Petrobras’ refineries compared to the import parity price of the last three years.

Source: Petrobras, Nymex, Bacen and Argus. Import parity prices are referenced in prices of the port of Paranaguá, from all origins – except Russia.

Ethanol prices are freely charged by ethanol producers.

The role of ANP. ANP is responsible for the control, supervision and implementation of the Brazilian government’s policies with respect to activities related to oil, natural gas and biofuels. ANP regulates all aspects of the industry, from the exploration and/or production, transportation to the sale of these products, including product quality standards, to the minimum storage capacities required to be maintained by distributors with respect to oil and oil products in Brazil. The ANP Resolution 950/2023, as amended, establishes that a fuel distributor, to operate in Brazil, must obtain an operating authorization and meet certain minimum requirements of operation, including:

  Minimum paid-in capital of R$4,500,000.00; and
  Proof of financial capacity equivalent to expected volumes to be sold (proof of such capacity may include proof of ownership of assets, insurance, or a bank guarantee).

In addition, fuel distributors are required to provide ANP monthly reports showing their previous month’s sales and fuel distribution for service stations may only be carried out by a registered distributor. TRRs are allowed to trade only diesel, lubricants, and greases to small-end consumers. The construction of storage facilities and approval for new retail sellers to operate is subject to the prior approval of ANP. Service stations and storage facilities may only begin operations after ANP inspections.

The roles of ABD, Sindicom, and ICL. ABD is the association that represents the interests of major Brazilian players of the downstream oil and gas supply chain in discussions before federal and state governmental bodies and presents its members perspectives on relevant laws, regulations, and bills. The association was formed in 2020 as part of IBP and its primary purpose is to promote uniform standards for industry regulation and to provide a forum in which members can discuss matters affecting the industry and downstream sector. Prior to ABD, Sindicom, founded in 1941, was the main association responsible for representing the interests of fuel and lubricant distributors in Brazil. Historically, most of its initiatives were concentrated in ABD. As of the date of this annual report, Sindicom is focused on pursuing judicial actions related to this sector and addressing irregular market practices, currently restarting its representative role in regulatory, governmental and judicial fields in Brazilian’s downstream. In addition, the ICL is committed to fostering an ethical and equitable environment within the fuel industry by actively combating fraud and promoting healthy competition, ultimately benefiting the consumer.

Environmental, health and safety standards. Fuel distributors are subject to Brazilian federal, state, and local laws and regulations relating to environmental protection, safety and occupational health and safety licensing by the fire department and transportation. CONAMA is the main body responsible for ruling and accepting matters with respect to the environment. Environmental state agencies and municipal departments are also responsible for establishing and supervising complementary laws and regulations within their areas of operation. Fuels may be transported only under special conditions. In Brazil, transportation of dangerous products is regulated, and the regulations cover all types of transport.

Fuel distributors must obtain authorizations and/or licenses from federal, state and/or municipal environmental agencies and fire departments to implement and operate their facilities. They are required to develop programs to control air and water pollution and hazardous waste. Emergency plans for its plants and headquarters, involving communities, public companies and other private companies, must also be implemented. Additionally, fuel distributors must also comply with laws from the Ministry of Economy, which prescribe occupational health and safety standards. To maintain a safe and healthy workplace, companies must carry out comprehensive occupational health and safety programs.

Decarbonization credits. The RenovaBio Program was designed to support Brazil’s COP21 goals and was launched in 2016 by the Ministry of Mines and Energy, instituted as the “National Biofuels Policy” through Law 13,576/2017. RenovaBio’s goal is to reduce carbon emissions and encourage the consumption and production of biofuels in Brazil, contributing to a higher share of renewable fuels in Brazil’s energy matrix. This program foresees that biofuel producers will generate CBios in an amount related to the volume produced, and distributors receive decarbonization targets according to the volume of oil products sold in the previous year, to their share of CO2 emissions in gasoline and diesel, and then they are required to acquire CBios to achieve those targets. The CBios acquired are recorded at acquisition cost and are settled in the year to fulfill the individual target set by ANP. In December 2019, the RenovaBio Program was fully implemented.

In 2022, CBios prices increased and reached more than R$200 per CBio in July 2022, raising concerns from the government about the liquidity of the program. To reduce the prices, the government changed the final compliance date related to 2022 fiscal year, from December 2022 to September 2023 and prices reduced in August 2022. Ipiranga’s target for 2025 was 7.09 million CBios, 17.6% of the total market obligation.

Concurrently, discussions regarding enhancements to the RenovaBio Program, intensified, with various proposals put forward by industry stakeholders. Notably, Bill 3.149/2020—transformed into Law 15.082/2024—proposed the inclusion of independent raw material producers for biofuel production in RenovaBio and introduced stricter penalties for entities failing to meet annual CBios targets. These penalties include classifying non-compliance as an environmental crime subject to fines, establishing performance targets for new distributors, revoking operating authorizations for defaulters exceeding one year of non-compliance, and prohibiting the sale of fuels to distributors default of CBios or unable to demonstrate a corresponding volume of biodiesel.

As a result of the strengthening of the law’s penalty framework, 40.06 million CBios were retired in 2025, corresponding to 88.2% of the total target calculated by ANP for the year. Compared to previous years, there was a reduction in the share of distributors that failed to comply with the target (20% of distributors did not meet their obligation during the year), as well as an increase in the overall level of target compliance, including the additional portion related to the obligation carried over from the previous year.

Competition. The retail market for gasoline, diesel and ethanol in Brazil is highly competitive, with similar products and relatively low margins. Ipiranga’s main competitors are:

  Vibra: a former subsidiary of Petrobras, which has been operating in the Brazilian fuel distribution sector since 1971. Vibra is the Brazilian market leader and operates throughout the entire country. In 2017, Vibra concluded its initial public offering, listing the shares on B3. Since 2021, Petrobras is no longer its shareholder; and
  Raízen: a joint venture between Cosan and Shell. Cosan, through its subsidiaries, is the largest producer of sugar and ethanol in Brazil, having entered the fuel distribution market in 2008, when it acquired Esso’s fuel distribution business in Brazil. Raízen concluded its IPO in August 2021, listing its shares on B3.

In addition, several small local and regional distributors entered the Brazilian fuel distribution market in the late 1990s, after the market was deregulated, which further increased competition in such market. Moreover, in 2018, some important international players entered the Brazilian fuel distribution market: (i) Glencore Oil Participações Ltda., a Swiss company, through the acquisition of 78% of Alesat Combustíveis S.A. (further expanded to 100%); and (ii) PetroChina Company Limited, a Chinese company, through the acquisition of 30% of Tt Work Participações S.A. As of the date of this annual report, there were 188 fuel distributors authorized by ANP to operate in Brazil.

The following table sets forth the market share of Ipiranga and its main competitors based on volume of gasoline, ethanol and diesel sold, according to ANP and IBP data:

	Year ended December 31,
	2025	2024	2023
Distributor (1)
Vibra	21.5%	21.7%	23.8%
Raízen	19.3%	19.0%	20.5%
Ipiranga	17.0%	17.3%	17.7%
Others	42.2%	42.0%	38.0%
Total	100.0%	100.0%	100.0%

1	Volume sold of gasoline, ethanol and diesel.

The following graphs show sales volumes for the Brazilian market and Ipiranga for the periods indicated:

¹ Volumes includes only diesel, gasoline and ethanol

Sources: ANP and IBP for diesel, gasoline and ethanol data. Information provided by ANP and IBP are subject to retroactive adjustments and, therefore, can differ from the information contained herein.

Anticompetitive practices. During the 1990s, when the process of deregulation began in the fuel distribution sector in Brazil, a number of parties entered the market with a business model based on cost advantages derived from anticompetitive practices through fuel adulteration and tax evasion, including (i) diluting gasoline by mixing solvents or adding anhydrous ethanol in an amount greater than the permitted by applicable law (anhydrous ethanol has its taxation incorporated into gasoline “A” and is historically cheaper than gasoline), (ii) the habitual non-payment of federal taxes on fuels and on gross revenues, as well as state taxes on consumption (value-added), (iii) selling anhydrous ethanol mixed with water as hydrated ethanol (iv) noncompliance with the required biodiesel in diesel blend, and (v) since 2018, the persistent failure to comply with the RenovaBio program. Such practices have enabled these players, all of them smaller distributors, to increase their market share by charging artificially lower prices also based on artificially lower costs.

Major distributors, including Ipiranga, have taken, individually and collectively, several actions targeted at reducing or eliminating the effects of these anticompetitive and illegal practices. Among the actions taken were: (i) significant interaction with the Brazilian legislative and judiciary, including holding seminars for judges and prosecutors concerning the problems facing the industry and directly participating in tax litigation involving distributors that are not in compliance with their tax payments, (ii) participation in legal proceedings regarding a regulatory norm that eliminated brand loyalty to the distributor for fuel sold at reseller stations; (iii) contribution to the development of CODIF, a system that electronically controls the collection of value-added taxes on fuel sales, (iv) support in the implementation of electronic invoices at the federal level, concluded in 2008, (v) support for ANP regulation which established brand definition and the obligation of disclosing the origin of the fuels in order to inhibit certain distributors from using a fake brand (known as cloned stations); (vi) development of a new biodiesel commercialization model—replacing Public Auctions—under ANP Resolution No. 857/2021 and in accordance with CNPE Resolution No. 14/2020, which requires that before each civil bimonthly period, liquid fuel distributors contract a biodiesel volume equal to or greater than 80% of diesel oil B volume commercialized during the corresponding period of the previous year (adjusted for the mandatory blending percentage and excluding diesel oil B acquired from other distributors); (vii) support measures for the authorities responsible for overseeing the quality of fuel marketed in the country, including, for example, the training of agents and the donation of equipment; and (viii) the suggestion of several other measures, supported by ANP, including focusing the collection of PIS and COFINS on distilleries, as well the installation of flow meters, which were included in Law No. 11,727/08

Recent changes to legislation, such as the single-phase taxation for ICMS implemented by Supplementary Law No. 192/22, and inspection in the fuel distribution sector have helped to progressively curb unfair competition, creating a more level playing field. This model is set to be replicated and expanded to encompass the new taxes introduced by the Consumption Tax Reform —namely, the Goods and Services Tax and the Contribution on Goods and Services—through Constitutional Amendment No. 132/23 and Complementary Law No. 214/25. As a result of these efforts, the more regulated market has been leading to the weakening of the business model of lower prices based on artificially lower costs and unfair practices and increasing sales volume of the formal market. Furthermore in 2024 and 2025 there were notable advancements in the new legislation: (i) about RenovaBio, including the reclassification of non-compliance as an environmental crime and the provision for the inclusion of defaulting companies on a sanctions list that prevents fuel producers from marketing fuels through such distributors; (ii) the implementation of single‑phase taxation of hydrated ethanol for PIS/COFINS purposes; (iii) the approval of the implementation of single‑phase ICMS taxation on naphtha; and (iv) the approval of Supplementary Law No. 225/2026, defining the Habitual Tax Debtor and establishing the specific applicable sanctions.

Operational Overview

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

In 2025, Ipiranga’s sales volume increased by 1.5%. Diesel sales increased by 1%, while the volume of Otto cycle was 2% higher, with a decrease of 6% in ethanol and an increase of 6% in gasoline.

The table below shows Ipiranga’s sales of fuels by-products:

	The year ended December 31,
	2025	2024	2023
	(in thousand m³)
Diesel	12,146.2	12,023.1	12,093.0
Gasoline	7,826.6	7,376.0	7,820.5
Ethanol	3,399.1	3,625.7	2,651.3
Lubricants	320.9	297.9	275.2
Others (1)	230.1	247.1	265.0
Total volume sold	23,922.9	23,569.7	23,105.1

(1)	Includes NGV, fuel oil, kerosene and arla 32.

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

Responsible for 78% of Ipiranga’s total volume in 2025, the retail segment of the fuel distribution market had, as of December 31, 2025, a network of 5,805 service stations operating under the Ipiranga brand throughout Brazil, of which 623 were located on land owned by or leased to Ipiranga, while 5,182 were located on land owned by third parties. In 2025, 90% of these stations were in urban areas, whereas the remaining were on highways.

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

In 2024, Ipiranga strengthened its presence in the fuel distribution market through a strategic partnership with Chevron, one of the global leaders of the fuel distribution market and brought back the Texaco brand to service stations in Brazil. As part of this initiative, the first Texaco service station was opened in Santa Catarina state on October, 31. In 2025, Ipiranga continued to advance in its expansion strategy, expanding Texaco service stations across Brazil, in the states of Santa Catarina, Ceará, and Rio Grande do Sul and we believe it will help us expand our market share by attracting different kinds of resellers and consumers to our network. This partnership reflects Ipiranga’s ongoing pursuit of diversification and new solutions for our consumers and dealers.

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

B2B (Business to business). Ipiranga operates in the B2B segment with more than 6.2 thousand clients, such as state and municipal governments, industries, cargo and passenger transportation fleet owners, TRRs and others. In 2025, Ipiranga’s ten largest clients in B2B segment accounted for 19% of its revenues in this segment. Distribution to B2B represented 22% of Ipiranga’s total volume in 2025.

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

Storage of fuels. Ipiranga stores its fuels in large tanks at each of its facilities located throughout the regions in which it operates. For more information on how fuels are transported from refineries or port terminals to the storage facilities, see “Item 4.B. Information on the Company— Business overview—Industry and regulatory overview—C. Fuel distribution.” In 2025, Ipiranga’s storage capacity was 964 thousand m³, including the guaranteed storage capacity as per storage contracts with other companies, such as Ultracargo. Based on its 2025 average sales, Ipiranga can store approximately 10 days of fuel supply.

In 2021, we had the start-up of the operations of the SPEs of Cabedelo (state of Paraíba) and Belém (state of Pará), in addition to the beginning of the operations of the shared terminal of Miritituba (state of Pará), which has 21 thousand m³ of tank storage capacity and in which Ipiranga, Vibra and Raízen hold equal stakes. In the second half of 2021, Ipiranga started the construction of a shared base in Fortaleza (state of Ceará), which started operating in February 2023, and has a total tank storage capacity of 21 thousand m³, with Ipiranga holding 60% of it. In January 2022, Ipiranga also started contracting a tank storage capacity of 25 thousand m³ at Ultracargo’s terminal in Vila do Conde (state of Pará).

In September 2023, Ipiranga sold the Rondonópolis terminal to Ultracargo, located in the state of Mato Grosso, due to synergies with Ultracargo’s terminal in Paulínia (state of São Paulo). In November 2023, Ipiranga also acquired 33% of an operational shared base in Marabá, located in the state of Pará. Raízen and Vibra also hold equal stakes of this terminal. In 2023, Ipiranga won the concession of the area MAC12 at the Maceió port, located in the state of Alagoas. The area will be operated by Ipiranga for at least 25 years. At the end of 2024, the Maceió terminal, previously shared by Ipiranga and Raízen, became an Ipiranga owned facility, now fully controlled by the company. The terminal has an operational storage capacity of 16 thousand m³ and strengthens Ipiranga’s operations in the region.

Ipiranga Ecosystem

Jet Oil

The Jet Oil business unit is Ipiranga’s lubricant-changing and automotive specialized service network. Jet Oil ended 2025 with 1,088 franchises. Jet Oil units offer an oil change service that features technology and safety, unifying quality products and expert services. These attributes translate Jet Oil’s slogan for consumers: “The full care that your car deserves.

Iconic

In 2016, Ipiranga entered into an association agreement with Chevron to create Iconic to operate in the lubricant sector, holding a 56% stake, while Chevron owns the remaining 44%. Iconic initiated operations at the end of 2017.

Iconic’s strategy is to benefit from the expertise of Ipiranga and Chevron in the lubricant sector, including using the Ipiranga Lubrificantes and Texaco brands, and the combination of their complementary businesses, resulting in a sales network with high capillarity.

Supply. Iconic is a vertically integrated business. It sources its raw materials (mainly base oils) from local refineries and imports to produce lubricants. Base oils are specialty products produced by refineries and may be segregated into different groups (namely group I, group II, group III, group IV and group V) according to saturate level, sulfur level and viscosity index, ranging from simple mineral base oils (group I) to synthetic and more premium base oils (group V). Transportation of base oils is made through pipelines connected to the refineries or by vessels and trucks if the product has been imported.

At the end of 2023, Iconic entered a contract with Chevron, becoming its official distributor of premium base oils in Brazil. This led Iconic to create Iconic Base Oil, a new business division with a management team segregated from the lubricant business that is exclusively dedicated to the marketing of base oils. Despite continuing to use base oils as the main input to produce lubricants, Iconic now engages in the distribution of base oils to B2B customers. The supply of group II and group III base oils for distribution purposes will be exclusively provided by Chevron.

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

Production and distribution process. Iconic has two production plants, one base oil complex depot and one distribution center, all located in Brazil. The largest plant is in Duque de Caxias, in the state of Rio de Janeiro, and is the main center for manufacturing and bottling Iconic lubricants, with a production capacity of approximately 500 million liters per year. The other plant is in Osasco, in the state of São Paulo, and is dedicated to the manufacturing of greases and coolants, with a production capacity of about 37 million liters per year. The base oil depot, which is a large storage and handling terminal for base oils, is strategically located in São Cristóvão, in the state of Rio de Janeiro, and connected to the port of Rio de Janeiro by underground pipelines. Iconic has a total storage capacity of 51.3 thousand m³ spread through these three facilities, where trucks can be loaded anytime to transport products to resellers or B2B customers.

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

In addition to the structural changes in the base oil depot, Iconic has been working with port and local authorities to increase the ship draft in the port of Rio de Janeiro, allowing larger ships to dock. In the past, there were limitations in the port structure that restricted the entry of large vessels, resulting in high logistics costs for imported goods. The project has been concluded by the second half of 2024. Iconic can allow larger vessels to carry imported base oils that are not available in the Brazilian market, which improves its competitiveness. In addition, we have renewed the license to operate DOB (a liquid bulk terminal located in the Port of Rio de Janeiro – which is part of São Cristóvão Complex) for ten years, as of December 2024.

Iconic also launched the Iconic Technology Center (CTIC) in 2024. The project relocated the current research and development center from São Cristóvão to the Duque de Caxias plant. CTIC is expected to become one of the largest and most important private laboratories in Latin America, reinforcing Iconic’s position as a leader in the lubricants market with substantial technological knowledge.

Demand. Iconic produces approximately a thousand different products, including lubricants, greases, fluids and coolants. The company serves more than 147 thousand customers in Brazil, Argentina, Bolivia, Uruguay and Paraguay through 21 authorized resellers, or directly to large consumers in Brazil. Iconic’s customers operate in different segments, such as industrial, agricultural, transportation, and equipment manufacturers, among others. In 2025, 40% of the sales volume of Iconic came from its reseller network and 60% came from direct sales to B2B customers. According to IBP, in 2025, 2024 and 2023, Iconic sold 320.9, 297.9 and 275.2 thousand m³ of lubricants and greases to Brazilian customers, respectively, excluding base oils, fluids, coolants and export.

AmPm

AmPm is the 6th largest franchise network in Brazil, according to the ABF 2025 ranking, with 1,539 stores and a 26% penetration in Ipiranga service stations as of December 31, 2025.

Since 2013, AmPm Suprimentos has operated its own supply structure, with four distribution centers located in the states of Rio de Janeiro, São Paulo, Rio Grande do Sul, and Paraná. This initiative aims to streamline operations, enhance franchisee competitiveness, and ensure higher quality and a wider variety of products, adding value for customers and franchisees

In 2019, AmPm was segregated from Ipiranga, becoming an independent business unit with the objective of strengthening its network, increasing agility, and boosting profitability. In the same year, company-operated stores were introduced as a laboratory for franchise model development and a benchmark for operational excellence.

In 2020, AmPm launched a new store concept, designed to provide a more intuitive shopping experience, integrated with a robust digital portfolio on Brazil’s major marketplaces and delivery apps. By the end of 2025, the entire network operating under this format was fully franchised, totaling 606 units.

As part of its strategy to establish itself as a “house of brands,” AmPm expanded partnerships with Pizza Hut, Nathan’s Famous, Oakberry, and Mr. Cheney Cookies, driving greater engagement and profitability for franchisees. In 2024, the company advanced with its association with Krispy Kreme, bringing the leading U.S. donut brand to Brazil. The project plans to launch its first store in 2025, and by the end of the year, the association expects to have multiple store formats operating in São Paulo, further solidifying the brand’s presence in the country.

Also in 2024, AmPm initiated a process of transferring company-operated stores to franchisees, aiming to increase operational efficiency and strengthen the network’s overall quality. By the end of 2025, the company operated 3 company-owned stores located in commercial buildings and hospitals.

In 2025, the company introduced the rebranding of the AmPm network, a strategic program designed to reinforce brand consistency, strengthen the value proposition, and integrate the convenience ecosystem into Ipiranga’s full-service station model. By year-end 2025, 312 stores were operating under the new brand and store design, including 310 franchise units and two company-owned stores, marking the early stages of a disciplined nationwide rollout aligned with long-term growth and profitability ambitions.

AmPm’s revenue structure includes fixed franchise fees and a percentage of store revenues, approximately 5%, in addition to merchandising revenues from supplier agreements.

Also in 2025, the association between AmPm and Krispy Kreme launched its first flagship store in April in São Paulo, followed by the opening of a Fresh Store in a major shopping mall. The partnership has established a strong, synergistic relationship between the brands and continues to gain momentum, strengthening the brand’s presence across the country.

The table below shows the highlights of AmPm stores:

	2025	2024	2023
Number of stores	1,539	1,450	1,540
Penetration in service stations (1)	26%	25%	26%
Revenues (in millions of Reais) (2)	2,285.7	2,138.7	2,039.5

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

KMV (formerly abastece aí)

Km de Vantagens was created in 2009 and pioneered customer loyalty programs within the fuel industry. The program allows customers and resellers to redeem rewards and benefits in several different industries, such as entertainment, tourism, magazines, airline tickets, car rental, among others, and has served as an important platform to strengthen the relationship between Ipiranga and its customers.

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

ULTRAGAZ

As of December 31, 2025, Ultragaz was the leading company in the Brazilian bulk LPG market and the second largest in total volumes, according to ANP. Founded in 1937, Ultragaz was the first LPG distributor in Brazil, when wood stoves and, to a lesser extent, alcohol, kerosene and coal stoves were used. For more information about Ultragaz’s history, see “Item 4.A. Information on the Company—History and development of the Company—A.1. Continuing operations—Ultragaz.”

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
  Ultragaz Energia, which comprises two acquired companies from electric energy segment. One of them was called Witzler which is an energy trading company that operates selling electricity in the free market and provides energy management for high voltage. The transaction was approved by CADE on July 8, 2024, and closed on September 1, 2024. Through this acquisition, Ultragaz started working with high voltage customers, consolidating its position in the electrical energy market. The other one was Ultragaz Energia Inteligente (previously called by Stella Energia) which was founded in 2019 and acquired by Ultragaz in 2022. It was a technology platform that connects renewable electricity generators (solar plants) and customers through distributed generation. It is an alternative for low voltage consumers to access lower energy prices. For more information about this acquisition, see “Item 4.A. Information on the Company—History and development of the Company—A.1 Continuing operations—Ultragaz.”
61

Industry and regulatory overview

LPG is a fuel derived from the oil or natural gas refinery process or petrochemical industry. It is produced from the separation of lighter fractions of oil when processing raw natural gas and is composed of a mixture of hydrocarbon gases, such as propane and butane. According to ANP, in 2025 79% of Brazil’s domestic demand was produced in local refineries and processing units while the remaining 21% was imported. LPG has the following primary uses in Brazil:

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

Bulk delivery is the main delivery method to large volume consumers, such as residential buildings, hospitals, small-and-medium-sized businesses and industries. In the case of bulk delivery, the LPG is pumped directly into tanker trucks at filling stations, transported to customers and pumped into a bulk storage tank located at the customer’s premises. The installation of bulk storage tanks is usually carried out by distributors (such as Ultragaz).

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

In order to operate in Brazil, an LPG distributor must be authorized by the ANP and must comply with certain minimum operating requirements, including:

  maintenance of sufficient LPG storage capacity
  minimum share capital and maintenance of an adequate quantity of LPG bottles use of bottles stamped with the distributor’s own brand name possession of its own filling plant
  appropriate maintenance of LPG filling units
  distribution of LPG exclusively in areas where it can provide technical assistance to the consumer either directly or indirectly through an authorized dealer; and
  full compliance with Sistema de Cadastramento Unificado de Fornecedores – SICAF (the Unified Suppliers Registration System)
  assure an inspection certificate or equivalent document from the fire department and an operating license or other document issued by the municipal government

LPG distributors are required to provide ANP monthly reports with their product movements of previous month.

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

  each LPG distributor may only fill and sell bottles that are stamped with its own trademark each LPG distributor is responsible for the quality and safety control of its bottles; and
  each LPG distributor must maintain enough bottles to service its sales volume

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

The Brazilian regulations require LPG distributors to obtain operating permits from the environmental agencies, from municipal authorities and from the fire department. To obtain and maintain the validity of such permits, distributors must prove to regulatory authorities that the operation of facilities is following regulations and is not prejudicial to the environment and the community. In addition, regulations establish standard procedures for transporting, delivering and storing LPG and for testing and requalification of LPG bottles. Civil, administrative and criminal sanctions, including fines and the revocation of licenses, may apply to violations of regulations. Under applicable law, distributors are strictly and jointly liable for environmental damage.

The LPG industry and market are also subject to occupational health and safety standards, including labor laws, social security laws and consumer protection laws. In addition, the company also has a sustainability policy that describes the best management practices for health, safety and the environment.

Operational Overview

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

The LPG bottled market in Brazil is mature and Ultragaz believes that growth in demand in the long-term will be a function of an increasing number of households consuming the product as well as an increasing level of household income.

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

In 2025, Ultragaz’s network served approximately 53 thousand business customers in the bulk segment and approximately 10.5 million households in the bottled segment through a network of approximately 6.3 thousand independent retailers.

The table below shows Ultragaz’s sales volume of LPG to clients of bottled and bulk segments:

	2025	2024	2023
Client category	(in thousands of tons)
Bottled LPG[1]	1,103	1,113	1,122
Bulk LPG	610	633	616
Total tons delivered	1,713	1,747	1,738

(1)	Includes residential deliveries and distribution through retailers’ stores.

Residential delivery has evolved during the last years from primarily door-to-door to a scheduled format, through orders by phone or app.

LPG distribution is a dynamic retail market where consumers’ habits change constantly, thus creating opportunities for the company. To track market developments more closely and differentiate itself from its competitors, Ultragaz has developed and enhanced sales channels and payment methods. In the last decade, the company expanded Disk Gás (sale of LPG bottles by telephone) and, more recently, cell phone messages (WhatsApp) and through a smartphone app (Ultragaz app), which reached 9 million downloads at the end of 2025. Ultragaz entered sales partnerships with apps and KMV. These initiatives provide customers with greater convenience, add further value, and generate logistic optimization to Ultragaz. The same principles have been extended to the bulk segment, in which Ultragaz is a pioneer and has a leading position.

Ultragaz has been developing new technologies for different markets, such as industrial, agribusiness, small and medium businesses, residential buildings, and household customers. For agribusiness, Ultragaz has developed a new system to control the whole seed and grain drying process using Internet of Things (IoT) to optimize LPG consumption. In addition, Ultragaz has also expanded LPG portfolio to residential buildings, with a solution for remote gas metering, improving the technology for its customers and increasing the security of the reading process.

Contracts. Ultragaz supplies its bulk clients based on contracts with terms ranging typically from two to five years. The contract also requires that any tank supplied by Ultragaz may only be filled up with LPG delivered by the company. By having customers in contract, Ultragaz can build a closer relationship and identify opportunities for expanding the consumption of LPG and for energy transition.

Payment terms. Ultragaz’s sales through its retail stores and through home delivery are made mainly on a cash basis. Ultragaz’s sales to independent resellers and to industrial and commercial users have payment terms of 16.8 days on average.

Storage of LPG. On December 31, 2025, Ultragaz’s storage capacity was approximately 22.1 thousand tons, including our 57% stake in Utingás’ storage capacity. Based on its 2025 average LPG sales, Ultragaz could store approximately 3.9 working days of LPG supply.

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

Bottled sales derive from several factors, including the number of bottles bearing Ultragaz’s brands. As of December 31, 2025, there were 28.3 million bottles stamped with Ultragaz’s brands in the market, 26.1 million of them 13 kg bottles.

Distribution infrastructure. Ultragaz’s distribution strategy includes having its own infrastructure for bulk LPG, given that proximity to customers is a significant success factor. Ultragaz delivers bottled LPG, using a distribution network, which included 6.3 thousand independent resellers. Ultragaz has also invested in information technology for improving its processes, such as logistics optimization and production efficiency and owns a fleet of around 89 vehicles for gas bottles delivery and 320 vehicles for bulk delivery as of December 31, 2025.

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

On November 29, 2024, Ultragaz announced that it submitted for approval CADE a partnership to be developed between Supergasbrás Energia Ltda. On September 3, 2025, Ultragaz announced that it was approved by CADE without restrictions through the establishment of a special purpose entity (“SPE”), with an equal stake among such shareholders, for the construction and operation of a terminal at the Port of Pecém (state of Ceará) for handling LPG (the “Project”). In addition to CADE’s approval, the transaction will be subject to other precedent conditions, common for this type of transaction. Once approved, a structure with a storage capacity of approximately 62 thousand tons is expected to be built, which is expected to be concluded in 2028. The Project intends to promote greater security in the supply of LPG to the North and Northeast regions of Brazil, where national production of LPG is historically deficient.

Independent resellers. Ultragaz’s independent distribution network ranges from large resellers, which carry out extensive home deliveries, to single retail stores, which sell small quantities of LPG bottles. ANP Resolutions 958/23, as amended, sets that the independent resellers must be registered with ANP and comply with a list of prerequisites, as well as those required by law for the storage of bottles up to 90 kg. While they are authorized to operate independently, the regulation expressly prohibits them from displaying any distributor’s brand, reinforcing the importance of formal distributors in protecting the brand and ensuring a reliable experience for customers. Also, each municipality sets forth its own safety regulations, including a minimum distance from certain locations, such as schools. For the year ended December 31, 2025, 5.8% of Ultragaz’s bottled LPG sales were made through resellers. The agreements entered between Ultragaz and independent resellers require the use of Ultragaz brand and the display of Ultragaz logo in the delivery vehicles and on the uniforms worn by the delivery staff. Proprietary rights of the trademark and the logo are retained by Ultragaz and are duly registered with INPI. All contracted resellers are Ultragaz’s exclusive representatives. Under the terms of the respective contracts, each dealer agrees not to deliver non-Ultragaz LPG bottles.

Ultragaz understands that investing in the efficiency of its reseller network is key to staying ahead of competition and at the same time aligned with market demand for LPG. Accordingly, Ultragaz has developed several programs aimed at improving resellers’ management quality and standards.

The main program is the Lapidar Challenge (exclusive excellence program for resellers), which seeks to standardize the best management practices of Ultragaz’s resellers, through the pillars of customer experience, business management, teams and resale structure, with focus on strict compliance with the laws applicable to the sector. Through a continuous evaluation process with annual cycles, resellers are classified into categories, allowing participants to verify their performance against Ultragaz standards of excellence and stimulating constant improvement. In 2020, Ultragaz reviewed the entire program to make it more attractive, contributing to an evolution in its dealer network continuously and bringing excellence in execution and better customer experience.

In 2020, Ultragaz created a digital relationship channel with its resellers called MAP – Meu Aplicativo Parceiro (My Partner App), which currently has more than 5.8 thousand connected partners. In this app, resellers have access to resources that improve their work process and to a marketplace platform, namely Portal Ultragaz, where they can purchase several items.

In 2020, Ultragaz also developed the Amigu app, the company’s last-mile tool that identifies the closest Ultragaz’s deliveryman to the customer location. As of the date of this annual report, the app has more than 7.6 thousand deliverymen connected in more than 1.7 thousand cities across Brazil.

Distribution channels to bulk consumers. Bulk distribution is made directly to customers by delivering LPG to storage tanks located at customers’ facilities. Both large and small bulk distribution are mainly made by bob-tail trucks and, in some cases, third-party tanker trucks.

Ultragaz has improved the digitization of its processes and sales channels by offering an omnichannel solution to customers. This digital service channel offers greater security, transparency, and agility in service. Ultragaz’s logistics strategy is also focused on the customer journey. The investments in routing systems, demand planning and last-mile solutions aim to provide high-level delivery and information services to the client, not only improving customer experience, but also driving Ultragaz’s operational efficiency.

Bottle swapping centers. Pursuant to the ANP Resolution 49/16, as amended, distributors have established 9 operating swapping centers to facilitate the return of the bottles to the respective distributors. Under the ANP Resolution 49/16, as amended, LPG distributors were not permitted to refill third-party bottles, although they must pick up any empty LPG bottle tendered by customers in exchange for a full LPG bottle, regardless of the brand stamped in such empty bottle. Accordingly, LPG distributors may deliver third-party bottles to a swapping center where such bottles may be exchanged for bottles placed in circulation by such LPG distributors.

Requalification of bottles. The lifetime of a bottle depends on several factors, the most important being the exposure of the bottle to corrosion from the atmosphere and whether the bottle has been damaged. The ANP Resolution 49/16, as amended, provides that all bottles must be requalified after their first 15 years of use, and every 10 years thereafter. Each bottle is visually inspected for damage and corrosion to determine if it can be requalified or if it should be scrapped. In the case of bottles which pass the quality and safety checks, several procedures are followed before the bottles are stamped with the year of requalification and the next term in which they are due for requalification. Ultragaz had to requalify 5.0 million bottles, 4.1 million bottles and 2.1 million bottles in 2025, 2024 and 2023, respectively.

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

As the SOU program continues to deliver results, it has expanded to logistics in 2024, optimizing processes, reducing operational inefficiencies and improving OTIF rates. In 2025, we launched the initial model for bulk operations, reducing supply disruptions, improving installation processes, and increasing fleet availability

Moreover, Ultragaz continually invests to improve the painting process at its LPG filling plants – every bottle is repainted before it is shipped to consumers. Investments in this area have been focused on modernizing the painting systems and equipment to achieve higher performance and lower carbon emissions. In this regard, Ultragaz has been using for several years solvents free of aromatic hydrocarbons and, more recently, experimenting “Bio-Paint” made of renewable plant inputs, which, we expect, should considerably reduce volatile organic compounds and CO2 emissions into the atmosphere, and therefore be more environmentally friendly.

Supply of LPG. As of the date of this annual report, the main supplier of LPG to Ultragaz is Petrobras. In 2019, Petrobras entered into an agreement with CADE aimed at promoting the competition in the gas market in Brazil, including the sale of shareholdings in companies operating thereof as a means of encouraging the entry of new players into the LPG supply network. In 2025, 16% of Ultragaz’s overall supply needs were met by private suppliers, other than Petrobras.

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

In 2022, the conflict between Russia and Ukraine increased volatility in oil prices, mainly in the first semester, with a direct impact on LPG international prices. As a result, Petrobras announced a new adjustment to the LPG price in March 2022. In the second semester of 2022, international oil prices dropped. As a result, in September, October, November and December of 2022, Petrobras made new adjustments to the LPG prices, reducing the prices in approximately 23%, comparing August 2022 to December 2022.

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

In 2024, LPG prices in Brazil remained largely stable despite international volatility and exchange rate fluctuations, as ANP price monitoring showed no significant changes throughout the year. This stability reflected Petrobras’s commercial strategy, which continued to avoid immediately passing international price swings to consumers, as highlighted in ANP‑based analyses from Ineep. Additionally, since February 2024, the monophase ICMS taxation fixed a value of R$1.4139/kg.

Throughout 2025, the price of Mont Belvieu LPG reduced by 30.2%, while Petrobras’ price remained fixed under government’s pricing policy. The last price adjustment made by Petrobras was in July 2024, a 9.7% decrease, on average, between the Santos and Suape delivery points.

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
69

The following table sets forth the market share of Ultragaz and its LPG competitors in terms of volume, according to ANP:

	Year ended December 31,
LPG distributor	2025	2024	2023
Copa Energia (Liquigás + Copagaz)	23.8%	24.3%	24.1%
Ultragaz	22.3%	23.0%	23.4%
Nacional Gás	21.4%	21.3%	21.5%
Supergasbrás	21.2%	20.6%	20.6%
Others	11.3%	10.8%	10.3%
Total	100.0%	100.0%	100.0%

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

As of December 31, 2025, the LPG distribution industry in Brazil consists of 19 LPG distribution companies or groups of companies and is regulated by the ANP. In August 2019, Copagaz, Itaúsa, Nacional Gás and Fogás entered into an agreement with Petrobras to acquire Liquigás, which was approved by CADE in November 2020 and closed in December 2020, marking the exit of Petrobras from the LPG distribution market. The agreement created Copa Energia in 2021, one of the main players in the LPG distribution market.

In addition to competing with other LPG distributors, Ultragaz competes with companies that offer alternative energy sources to LPG, such as natural gas, wood, diesel, fuel oil and electricity. While fuel oil is less expensive, LPG has performance and environmental advantages in most uses. As a result, natural gas is currently the main source of energy Ultragaz competes with.

The natural gas segment has become increasingly more competitive relative to LPG over the last years, especially in the South and Southeast regions of Brazil, because of increased investments in the natural gas infrastructure grid in these regions. Going forward, we expect the natural gas market to receive further investments and witness the entry of new players following the agreement between Petrobras and CADE to promote competition in the sector. For example, in July 2022, Petrobras sold its 51% stake in Gaspetro (currently Commit Gás S.A.), a holding company with a stake in piped gas distribution companies located in different states of Brazil, to Compass Gás e Energia S.A., a company controlled by Cosan.

Besides the grid development, current investments in liquefied natural gas terminals will increase the supply of natural gas, which will likely facilitate small-scale operations. This type of operation competes against LPG in areas where the natural gas grid/pipes do not reach. The natural gas sector, in general, is a threat for LPG, especially for industries in the bulk segment.

To mitigate the competitive risk with natural gas, Ultragaz has been focusing its operations more on inland regions, which are far from the natural gas infrastructure grid. Besides, Ultragaz has been seeking to offer LPG to smaller bulk customers, as it tends to be more competitive than natural gas.

In 2025, the Brazilian LPG market increased by 1.3% compared to 2024, according to ANP data, because of the increase of 2.4% in the bulk segment, driven by the country’s economic growth, and 0.9% increase in the bottled segment, due to slightly higher market demand.

The following graph shows LPG sales volume for the Brazilian market and Ultragaz for the periods indicated.

Income tax exemption status. Income tax exemption status. Brazilian legislation provides a 75% income tax reduction for businesses located in the Northeast region of Brazil, which depends on SUDENE’s formal and previous approval. Ultragaz is entitled to this tax benefit at its filling plants located at Suape, Aracaju, Caucaia, Juazeiro and Mataripe until 2027, 2032, 2032, 2032 and 2034, respectively. The total amount of SUDENE’s income tax exemption for the Ultragaz segment for the years ended December 31, 2025, 2024 and 2023, was R$56.2 million, R$45.3 million and R$64.7 million, respectively.

ULTRACARGO

Ultracargo is the largest private provider of liquid bulk storage services in Brazil. The company stores and handles mainly fuels, chemicals, ethanol, corrosives and vegetable oils. Through its multipurpose terminals, Ultracargo operates a wide range of products, which allows it to meet the needs of different clients. In 2025, 56% of Ultracargo’s net revenues were comprised by handling gasoline and diesel, 23% of chemicals, 9% of alcohol and 12% of other liquid bulk products.

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

Industry and regulatory overview

Port infrastructure and efficiency are key factors in economic development, especially international and regional trade development. There are three types of port management systems:

  landlord ports: under this model, which is the most common one, both the public and private sectors are engaged in the overall management of the port, whereupon terminals are leased to private companies through concession agreements. Companies are granted long-term leases, associated with rights to operate the terminal, in exchange for fixed and/or variable payments. Under the landlord port model, the public port is responsible for maintenance and investments in infrastructure and for acting as a local regulator, whereas the private companies are responsible for maintenance and investments in infrastructure and for providing storage services to users. All of Ultracargo’s port terminals (Santos, Aratu, Suape, Itaqui, Vila do Conde and Rio de Janeiro) are in ports under the landlord port system public service ports: the port authority of public service ports provides the whole range of port-related services and is responsible for maintenance and investments in all infrastructure, which they own. These ports are formed as branches of the government, but some services may be outsourced to private companies. As of the date of this annual report, there is no public service port in Brazil private service ports: under this model, the ports are privatized ports that are privately owned and managed, but subject to regulatory oversight. Government-owned entities can be relevant shareholders of these ports and therefore influence its management to adopt strategies in line with the public interest. The ports of Itapoá (state of Santa Catarina) and Açu (state of Rio de Janeiro) are private service ports

The Brazilian Ministry of Ports and Airports classify cargo into the following categories, according to the National Port Logistic Plan (PNLP):

  non-mineral Solid bulk: sugar, soybeans, corn, lumber, cereal mineral solid bulk: fertilizers, coal, metals, salt
  liquid bulk (fuel and chemicals): oil, alcohol, chemicals, fuels liquid bulk (vegetable): vegetable oils, food, juice
  containerized and general cargo: machines, equipment, furniture, food, clothing, vehicles, livestock

According to the information presented by ANTAQ, in 2025, solid bulk accounted for 60% of all cargo handled in Brazilian ports, followed by liquid bulk 24% and containerized and general cargo 16%.

Regulation. Port infrastructure and services in Brazil are regulated by ANTAQ, which was created in 2001 to implement, regulate and enforce guidelines established by the Ministry of Ports and Airports. The agency dedicates efforts to ensure an adequate level of competition and tariffs, and to balance the interests of clients and service providers.

Operational Overview

Clients. Ultracargo operates with a diversified portfolio of clients and long-term contracts. In 2025, Ultracargo’s ten largest clients accounted for 61% of its revenues, with its three largest clients (including Ipiranga, a related party), accounting for 32%. In the same period, revenues were distributed as follows: clients with spot contracts (less than one year) represented 18%, while those with one‑to‑three‑year, three‑to‑five‑year and over‑five‑year terms accounted for 65%, 4%, and 13%, respectively.

Ultracargo’s record results and profitability in recent years are a result of its strategy of expanding capacity and gaining operational efficiency, safety and productivity, as well as opportunities associated with the energy transition. The company seeks alternatives to expand to inland operations, increasing its market relevance in biofuels handling, mainly ethanol, connected to the potential that Brazil must lead the transition to a low-carbon economy.

Storage facilities. As of December 31, 2025, Ultracargo operated 9 terminals with a total storage capacity of 1,131 thousand m³, providing it with strategic positioning in the main logistics hubs in Brazil. Ultracargo’s port terminals (with exception of those in Palmeirante, Paulínia and Rondonópolis) are multipurpose and can store multiple types of liquid bulk according to market demand. The following table sets forth the main characteristics of each storage facility operated by Ultracargo:

Facility	Installed capacity (in thousand m³)	Land and infrastructure ownership	Transportation modals
Santos (state of São Paulo)	331	Private (2)	Maritime + road
Aratu (state of Bahia)	218	Public (leasing)	Maritime + road + pipe
Suape (state of Pernambuco)	158	Public (leasing)	Maritime + road + pipe
Itaqui (state of Maranhão)	155	Public (leasing)	Maritime + road + rail
Vila do Conde (state of Pará)	120	Public (leasing)	Maritime + road
Paulínia (1) (state of São Paulo)	90	Private	Road + pipe + rail
Rio de Janeiro (state of Rio de Janeiro)	17	Public (leasing)	Maritime + road
Rondonópolis (state of Mato Grosso)	19	Private	Road + rail
Palmeirante (state of Tocantins)	23	Private	Road + rail
Total	1,131

(1)	Opla, a joint venture with BP. Ultracargo has a 50% stake (total terminal capacity: 180 thousand m³)
(2)	The port of Santos operates under a landlord model, but as an exception, Ultracargo’s land and infrastructure are private (it does not operate under a concession contract)

In 2023, Ultracargo began investing in inland terminals, with the goal of expanding its port operations. We expect that these new terminals will play a crucial role as strategic storage centers, increasing the flexibility of port terminals. With this expansion, we intend to offer even broader coverage to our customers and provide greater operational efficiency.

Additionally, as these terminals will be integrated into the country’s main railway networks, customers will have access to more agile and reliable logistics for storing and transportation. The acquisitions of the Paulínia and Rondonópolis terminals represent a significant step to improve the connection between the products and services offered by Ultrapar and its subsidiaries and the Brazilian agribusiness sector.

Increases in installed capacity. In 2019, Ultracargo’s operational capacity in Santos increased by 84 thousand m³ because of the retrofit of 38 thousand m³ in July and the repair of 46 thousand m³ in September. In October 2019, Ultracargo added 30 thousand m³ to Itaqui’s capacity through the implementation of the first phase, out of two phases of its expansion. Also, in 2019, Ultracargo won a bid for a greenfield terminal in Vila do Conde’s port, located in Barcarena, state of Pará. Vila do Conde is considered a strategic position for Ultracargo, since it allows the company to meet the increasing demand for fuel at the state of Pará. Ultracargo incorporated Tequimar Vila do Conde Logística Portuária S.A. in 2019 in connection with Vila do Conde’s concession.

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

Also in the second half of 2023, there was an increase of 10 thousand m³ of storage capacity in the Vila do Conde terminal due to the acquisition by Ultracargo of an asset from Ipiranga and the start of operations in a terminal in the city of Rondonópolis, in the State of Mato Grosso, also acquired by Ultracargo from Ipiranga, representing another inland terminal strategically located to handle ethanol and oil derivatives. In 2025, Ultracargo achieved several important milestones that reinforced its growth strategy and operational footprint.

In line with its inland expansion strategy, in May 2025 Ultracargo launched the Opla railway spur, connecting the Southeast logistics corridor (São Paulo–Mato Grosso) and strengthening the integration between inland and port operations. In addition, in July 2025 Ultracargo launched operations at the new greenfield terminal in Palmeirante, in the state of Tocantins, with an installed capacity of 23 thousand m³ for fuel storage. The Palmeirante terminal is connected to the port of Itaqui via railway network and is expected to enhance logistical efficiency in the handling of liquid bulk cargo. Also in July 2025, Ultracargo increased the storage capacity of its Rondonópolis terminal through the addition of two new tanks, expanding the terminal’s capacity by an additional seven thousand m³

In October 2025, Ultracargo completed the expansion of its static storage capacity at the Santos terminal through the construction of six new tanks, adding a total of 34 thousand m³ dedicated to fuel operations.

Assets utilization. The following table sets forth the m³ sold at Ultracargo’s port terminals in 2025, 2024 and 2023.

	Volume sold (in thousand m³)
Facility	2025	2024	2023
Santos (state of São Paulo)	3,111	3,822	4,241
Itaqui (state of Maranhão)	2,898	3,576	3,732
Aratu (state of Bahia)	2,535	2,724	2,848
Suape (state of Pernambuco)	2,390	2,591	2,624
Vila do Conde (state of Pará)	1,380	1,310	1,082
Paulínia (state of São Paulo)	2,639	2,435	903
Rio de Janeiro (state of Rio de Janeiro)	193	200	201
Rondonópolis (state of Mato Grosso)	481	485	75
Palmeirante (state of Tocantins)	19	-	-
Total	15,647	17,143	15,707

Operational efficiency and technology. In 2020, Ultracargo created Soul, a new operational management model designed to optimize terminal operations and strengthen a culture of excellence. Since its implementation, the Soul program has become a key pillar of operational management at Ultracargo and continues to be actively used across the company. The methodology demonstrates consistent gains related to continuous improvement in processes and management practices, reduction of waste, optimization of operational flows, as well as increased productivity and higher safety standards.

In 2025, Ultracargo started a new journey with the development of a digital program focused on Customer Centricity and Operational Excellence. The Opticargo Program will be a suite of products covering the entire operations process, from terminal operations to integration with our customers. Also in 2025, we launched the pilot of the new 360° Portal at the Rio de Janeiro terminal, along with the implementation of the new Driver App. This application features facial recognition technology and was designed to ensure better user experience, enabling faster and safer truck flow through the terminal. In 2026, our goal is to implement the new portal across all our terminals and further evolve the product to deliver even greater reliability, agility, and safety for our customers.

Competition. Ultracargo remains among the leaders in all the ports in which we operate. According to ABTL, Ultracargo’s market share in product storage in 2025 was 100% in Rio de Janeiro, 67.2% in Aratu, 35.7% in Itaqui, 17% in Suape, 18.6% in Santos and 100% in Vila do Conde. Ultracargo’s national geographic presence represents a competitive advantage compared to local operators, allowing it to offer differentiated proposals to customers compared to other players.

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

Ultracargo’s main competitors are:

  Cattalini: is the largest liquid bulk operator in Paranaguá port, with 618 thousand m³ of installed capacity;
  Ageo: is the largest liquid bulk operator in Santos port, with 521 thousand m³ of installed capacity;
  Odfjell: is one of the world leaders in liquid bulk storage and has 333 thousand m³ of installed capacity in Brazil, distributed across the ports of São Luís, Teresina, Palmas, Ladário, Santos, and Rio Grande; and
  Vopak: is one of the world leaders in tank storage and operates terminals in Santos and Aratu, with 408 thousand m³ of installed capacity.
75

The following table sets forth the market share of private providers of liquid bulk storage in port terminal in terms of volume handled according to ABTL in 2025, 2024 and 2023:

	Market share – Volume handled (tons)
	2025	2024	2023
Ultracargo	20.7%	22.5%	23.8%
Cattalini	14.0%	15.3%	17.8%
Ageo	9.6%	11.6%	13.0%
Odfjell	9.8%	8.6%	8.8%
Vopak	5.6%	7.2%	7.0%
TFB S/A	5.4%	5.3%	5.9%
Others	34.9%	29.4%	23.7%

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

Maintenance and quality control. We believe that Ultracargo stands out for its engineering and project execution skills, which are fundamental in the capital-intensive logistics infrastructure segment. During the design phase of each terminal, Ultracargo creates a preventive maintenance program, considering a schedule for rotational tank shutdowns to ensure storage supply and meeting all clients’ needs. In addition, Ultracargo has a team of employees dedicated to ensuring appropriate level of quality in its services and compliance with safety standards.

Environmental, health and safety standards. Ultracargo is subject to Brazilian federal, state and local laws and regulations relating to environmental protection, safety, and occupational health and safety licensing by the fire department. CONAMA is the main body responsible for ruling and accepting matters with respect to the environment. Environmental state agencies and municipal departments are also responsible for establishing and supervising complementary laws and regulations. Ultracargo must also obtain authorizations and/or licenses from federal, state, and/or municipal environmental agencies and fire departments to implement and operate their facilities. Ultracargo is required to develop and implement programs to control air and water pollution and hazardous waste, emergency plans for its terminals and headquarters. Some of the products stored in Ultracargo’s terminals such as fuel and chemicals may be classified as hazardous by The International Maritime Dangerous Goods Code (IMDG), which is also used by ANTAQ. The storage and transport of these products may be subject to specific regulation and authorization by the port authority. Ultracargo is following international standards such as ISO 9001, ISO 14001 and ISO 45001.

Quality. In 2002, Santos and Rio de Janeiro’s terminals obtained an ISO 14001 certification and the OHSAS 18001 certificate in the next year. In 2007, Ultracargo’s terminal in Aratu obtained an ISO 14001 certification and then, in 2012, obtained the OHSAS 18001 certificate. In 2011, Suape terminal obtained an ISO 14001 certification and the OHSAS 18001 certificate in the next year. In 2015, Itaqui terminal obtained both ISO 14001 and the OHSAS 18001 certifications.

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

Fire at storage facilities in Santos.  In 2015, a fire occurred in six ethanol and gasoline tanks operated by Ultracargo in Santos, which represented 4% of the company’s overall capacity as of December 31, 2014. The Civil and Federal Polices investigated the accident and its impacts and concluded that determining the cause of the accident and identifying any specific actions related to the cause was not possible. Accordingly, there was no criminal charge against either any individual or Ultracargo, by such authorities, and the criminal investigation conducted by Federal Public Prosecutor’s Office was filed on March 12,2026. Notwithstanding, on February 21, 2018, the Federal Criminal Court of Santos accepted a criminal indictment filed by the Federal Public Prosecutor’s Office against Ultracargo Logística, which presented its defense against these charges, after being summoned in June 2018.

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

Also, Ultracargo agreed to a deferred prosecution agreement in 2019. Pursuant to the terms of the deferred prosecution agreement, the prosecution by the 5th Federal Criminal Court of Santos was initially suspended until September 2021 and Ultracargo agreed to an additional compensation of R$13.0 million to a social project in Santos. Considering that Ultracargo complied with the obligations assumed in the TAC, at the end of the suspension period, Ultracargo requested the criminal proceeding to be closed by the court, which was granted on June 23, 2022, with recognition of compliance with the imposed conditions. Therefore, the measures pursuant to an agreement signed between Ultracargo and the Public Prosecutor’s Office in relation to certain alleged environmental damages are in process of being implemented.

In addition, a public civil action was filed by the State Public Prosecutor’s Office of the State of São Paulo and the Federal Public Prosecutor’s Office (together, the “Public Prosecutors’ Offices”) on March 30, 2026, currently pending before the 3rd Federal Court of Santos, State of São Paulo, seeking compensation for alleged environmental damages related to such events. At this time, the Company is not able to reasonably estimate the amount or timing of any potential losses arising from this action, nor to assess its potential impacts on our financial condition or results of operations.

As a result of the evolution of the regulation process with insurers, as of December 31, 2016, the company recorded insurance receivables in the amount of R$366.7 million and indemnities to customers and third parties in the amount of R$99.9 million in its balance sheet. In the first quarter of 2017, Ultracargo received the full amount from the insurers. On February 4, 2021, Ultracargo the subsidiary paid the remaining balance related to the TAC, without pending and/or additional financial obligation arising from such commitment assumed. Between December 31, 2023, and December 31, 2025, there were no extrajudicial claims. See “Item 8.A. Financial information—Consolidated statements and other financial information—Legal proceedings.”

Income tax exemption status. Brazilian legislation provides a 75% income tax reduction for businesses located in the Northeast region of Brazil, which depends on SUDENE formal and previous approval. Ultracargo’s terminals at Itaqui, Suape and Aratu are entitled to the tax benefit up to 2025, 2030 and 2032, respectively. The total amount of SUDENE’s income tax exemption for Ultracargo for the years ended on December 31, 2025, 2024 and 2023 was R$26.0 million, R$38.7 million and R$44.3 million, respectively.

HIDROVIAS

Hidrovias is an integrated logistics provider focused on waterway logistics services in Latin America. It provides river navigation services, transshipment and loading and unloading services at port terminals, through a broad base of modern assets. In 2025, Hidrovias transported 17.9 million tons of cargo.

The main operations of Hidrovias in 2025 are listed below:

North Corridor: river navigation services between the solid bulk cargo transshipment station, privately owned by Hidrovias (Miritituba Cargo Transshipment Station or “ETC”), located in the city of Itaituba, district of Miritituba (Pará), and the private-use port terminal of Vila do Conde, also privately owned by Hidrovias (Vila do Conde Private-Use Terminal or “TUP”), located in the city of Barcarena (Pará).

Main cargoes handled in this operation are soybeans, corn, and fertilizers (return cargo), through three types of services provided:

a. Integrated system: truck receipt of cargo originated in Mato Grosso at the ETC, transshipment, river navigation in convoys along the Tapajós River, and port elevation at the TUP for grains (corn and soybeans).

b. Direct trucking: truck receipt at the TUP with grain elevation services for cargo originating in the North region of the country.

c. Fertilizers: transport of imported fertilizers as return cargo by river navigation from the TUP to Miritituba, for direct loading onto trucks.

South Corridor: navigation along routes among Brazil, Paraguay, Uruguay and Argentina, covering different loading and unloading terminals, including participation in a terminal specialized in solid bulk cargo located within the public port of Montevideo (Uruguay) (Montevideo Bulk Terminal or “TGM”). The main cargoes transported in this operation are iron ore, soybeans, corn, and fertilizers.

Santos: lease of the port area known as STS20 for the handling and storage of fertilizers and salt at the Port of Santos (São Paulo), one of the most significant seaports in Latin America. The lease agreement expires in 2045, with an option for renewal for additional 25 years.

Industry and regulatory overview

Brazilian agricultural market potential. According to the U.S. Department of Agriculture (“USDA”) it is expected that the total volume of global soybean and corn imports would expand by 89 million tons over the next 10 years (from 372 million tons in the 2024/2025 crop to 461 million tons in the 2034/2035 crop), representing an average annual growth rate of 2.2%.

Brazil is one of the largest producers and exporters of agricultural commodities in the world. The waterway transport market benefits from the strong performance of Brazilian agribusiness and the growing demand for more efficient and sustainable logistics solutions.

According to data from Conab and Comexstat, in the 2024/25 crop year Brazil harvested 312 million tons, of which 149 million tons of soybeans and corn were exported - an 8% increase compared to the previous year’s exports. Looking ahead, projections indicate that exports could reach approximately 210 million tons by the 2034/35 crop year. The chart below shows Brazilian grains exports of soybeans and corn over the past years, in millions of tons:

In Brazil, the state of Mato Grosso is expected to be the main driver of this expansion, creating growth opportunities for Hidrovias’ operations in the North Corridor. According to USDA, Conab and Comexstat, grains production in Mato Grosso is projected to reach approximately 126 million tons by 2030 and exports through Mato Grosso and Pará can reach 90 million tons compared to nearly 59 million tons exported in the 2024/2025 crop year.

Hidrovias’ operations also contribute to reducing the cost of importing fertilizers (bulk minerals) used in agriculture. According to Insper Agro, Brazil is the world’s largest fertilizer importer, accounting for approximately 23% of global demand. This dynamic creates opportunities for synergies, as the logistics infrastructure originally designed for exports also serves the growing demand for fertilizers, optimizing assets.

Transport of agricultural commodities in Brazil. Brazil’s transportation infrastructure, heavily concentrated in the road modal, places the country among the least efficient in logistics. While in the United States logistics costs represent approximately 8.8% of the GDP, according to ILOS, this percentage reaches 15.5% of Brazil’s GDP. This gap can be explained mainly by infrastructure deficiencies, the imbalance of Brazil’s transportation matrix, and the higher level of sophistication in logistics processes observed in developed countries. The exhaustion of road and rail network capacities, combined with the accelerated growth of agricultural and mineral commodity exports, creates conditions for new investments in Brazil. In an economic environment characterized by high cargo volumes, investments in transportation infrastructure become increasingly attractive to private investors.

Amid infrastructure challenges, diversification and the adoption of intermodal solutions are essential for Brazilian products to remain competitive. According to a study from the Luiz de Queiroz College of Agriculture (ESALQ/USP), in 2025, approximately 69% of soybeans and corn cargo were transported by road, 22% by rail, and 9% through waterways.

Participation of Brazilian ports in the flow of production from Mato Grosso (by export volume). At the end of 2025, the distribution of Brazilian ports in the transportation of Mato Grosso’s production by export volume was as follows: (i) 53% through the ports in the North region of Brazil, including the Ports of São Luis, Manaus, Barcarena, and Santarém, (ii) 43% through the Santos Terminal, (iii) 3% through the ports in the South region of Brazil, including Paranaguá, Rio Grande, São Francisco do Sul, and Imbituba, and (iv) 1% through other ports in the country.

Inland waterway transportation in Brazil. Brazil’s waterway network ranks among the largest worldwide. The following map shows main waterway corridors in South America (green/blue) and main port options to export Mato Grosso’s grains production:

According to ANTAQ’s 2023 technical report on waterway sections in the General Granting Plan (“Plano Geral de Outorga” or “PGO”), Brazil’s potentially navigable waterway network could exceed 60,000 kilometers in length. The Brazilian Ministry of Transport, through the Strategic Waterway Plan, anticipates that the waterway modal will handle 120 million tons per year in Brazil by 2031. Drawing a parallel with cargo transportation on the Mississippi River in the United States - which carries between 500 and 700 million tons per year - conditions exist for the waterway modal to become increasingly relevant in Brazil’s transportation matrix in the coming years.

The sustainability agenda is also gaining relevance in this competitive environment, with greater appreciation for low‑carbon logistics solutions, in which inland navigation offers significant structural advantages. Considering the average investment level and low operational costs, waterway transportation of goods is one of the best transportation options in both economic and environmental sustainability terms. A barge with a capacity of 1,600 tons can replace approximately 172 trucks or 86 railcars. Waterway transport, in addition to offering greater logistical efficiency, consumes significantly less fuel than road and rail modes, contributing to the reduction of CO₂ emissions. This modality also stands out for presenting lower operational risk and requiring a smaller volume of infrastructure investments.

Agricultural commodities in Paraguay. According to the USDA, Paraguay is the one of the largest global producers as well as one of the largest soybeans exporters in the world. In 2025, the country achieved a record soybean harvest.

Based on CAPECO (Paraguayan Grains and Oilseed Traders Association) data, the chart below illustrates Paraguay’s soybeans and corn productions in recent years:

As a landlocked country, Paraguay relies heavily on river transport to its logistics, given its capacity to move large volumes at lower costs over long distances between the ports of origin and destination.

Hidrovias’ market share and volumes by operation:

North Corridor. In Hidrovias’ areas of operation, grains market is dominated by large trading companies - specialized in the purchase, sale, and distribution of products on a large scale, especially commodities. These companies play a central role in intermediation and transportation, acquiring products in producing regions and marketing them to the companies responsible for their delivery to consumer countries.

According to data from Comexstat, in 2025, Barcarena was responsible for exporting approximately 16 million tons of grains, accounting for a 31% share of the total volume of 51.6 million tons exported by terminals in the Northern Arc. Hidrovias’ terminal located in Barcarena is one of the main terminals of the region, with a market share of 48% of Barcarena.

The volume handled by Hidrovias in the North Corridor in 2025 was 8.2 million tons.

South Corridor. The iron ore transportation market in the Paraná-Paraguay Waterway is served by LHG Logística Ltda. (the logistics arm of the mining company LHG Mining, major producer in the Corumbá region and part of the J&F group), as well as other companies, like Hidrovias, that transport iron ore to markets using ports located in Uruguay and Argentina.

Hidrovias has a relevant stake on iron ore transportation market produced in Corumbá. It was responsible for handling approximately 3.8 million tons of iron ore of the production zone in 2025, accounting for a 41% share of the total volume produced of 9.1 million tons.

The total volume handled by Hidrovias in the South Corridor in 2025 was 4.9 million tons.

Santos: The Port of Santos is one of the main gateways for fertilizers in Brazil, handling 8.0 million tons of fertilizers or 18% of the total national volume. In 2025, Hidrovias reached an 18% share of the total fertilizer cargo handled at the Port of Santos, achieving 1.5 million tons.

The total volume handled by Hidrovias in Santos in 2025 was 2.0 million tons.

Regulatory Overview. Hidrovias’ activities are subject to extensive regulation and international, federal and state laws. Hidrovias requires governmental authorizations to perform its activities and must operate under distinct governmental authorization systems because it operates in three different countries (Brazil, Uruguay and Paraguay).

Further, given that Hidrovias operates in the logistics and transport infrastructure sector, its subsidiaries and joint ventures maintain a constant relationship with the granting authorities to adapt the business to the demands of such authorities.

Brazil. In Brazil, Hidrovias does not require government authorizations for its holding company activities, except for corporate registrations, such as those required by the Board of Trade of the city of São Paulo. However, Hidrovias’ subsidiaries that operate in the logistics sector are subject to regulation and inspection by a variety of government authorities.

The summary below indicates the applicable laws and regulations to which Hidrovias is subject:

Waterway transport regulation in Brazil. Hidrovias operates in a highly regulated waterway transportation sector, providing inland interstate and international navigation and long-haul transportation services in Brazil. These activities are primarily governed by Law No. 9,432/1997 and regulated by ANTAQ, which grants mandatory authorizations to operate as a Brazilian Shipping Company (EBN), regulates vessel chartering and enforces compliance through sanctions that may include fines, suspension of activities or revocation of authorizations.

Brazilian vessels are subject to registration with the Brazilian Maritime Court and enrollment with Port Captaincies and may also be registered in the Special Brazilian Registry (REB), which provides certain benefits without replacing maritime property registration. Furthermore, Brazilian vessels are shipowner registrations and vessel certificates, subject to termination upon request, insolvency or regulatory action, and its operations are also subject to regulation by other authorities depending on activity, including ANP, ANVISA, ANATEL and the Federal Police.

The Directorate of Ports and Coasts (DPC), linked to the Brazilian Navy, oversees navigation safety, pollution prevention, merchant navy activities and compliance with maritime regulations, with technical standards certified by authorized classification societies.

Given that Hidrovias performs international inland navigation and long-haul transportation, its activities are also subject to international treaties entered into by Brazil with Argentina, Uruguay and Paraguay.

In addition to navigation regulation, Hidrovias operates both public port terminals under lease arrangements within organized ports, governed by Law No. 12,815/2013 (“Ports Law”) and ANTAQ regulations, and private port facilities, including private use terminals and cargo transshipment stations, which operate under authorizations and adhesion contracts issued by the Ministry of Infrastructure and ANTAQ.

Operation of public ports. The activities performed involve the exploration of a waterway terminal located inside the organized Port of Santos by means of a land lease agreement, subject to the regulations issued by ANTAQ, Ministry of Infrastructure, in addition to the rules established by the responsible port authority, in accordance with Ports Law and Decree 8,033, pursuant to changes introduced by Decree 9,048 (“Ports Decree”).

A “land lease” is an onerous assignment of certain public facilities located inside an organized port to a private entity, through a bidding procedure, subject to ANTAQ and Ministry of Infrastructure regulations, including ANTAQ Normative Resolution No. 07/2016.

Operation of private ports. Hidrovias’ activities include the operation of private port facilities located outside the organized port, including (i) a private use terminal (TUP) and (ii) a cargo transshipment station (ETC), operating under authorization and regulated by the Ports Law and ANTAQ, including Resolutions No. 20/2018 and No. 3,274/2014. This operation is formalized through adhesion contracts with the Ministry of Infrastructure and the issuance of an Operation Release Term (TLO) by ANTAQ.

Multimodal cargo transportation. Multimodal cargo transportation is performed by a Multimodal Transportation Operator (“OTM”), responsible for transporting goods using two or more modes from origin to destination, including related logistics services. OTMs must be qualified and registered with ANTT and, for road transport, with the RNTRC.

Road cargo transportation and naval operations. Road cargo transporters are required to register with the RNTRC and are subject to specific regulations regarding their operations and responsibility. In addition to prior authorization, road cargo transporters must comply with ANTT regulations, including (i) regulation and inspection of the transportation of overweight products; (ii) regulation and inspection of the maximum loading and unloading periods and the arrival and departure times of the trucks; and (iii) regulation and inspection of the minimum freight values.

Environmental licensing and authorizations. Due to the nature of its activities, Hidrovias and its controlled and jointly controlled entities are subject to environmental regulations enforced by competent authorities in all jurisdictions of operation. Operating without environmental licenses or in breach of their terms constitutes an environmental crime, subject to criminal and administrative penalties, including fines of up to R$10 million at the federal level, which may be increased in cases of recidivism.

Uruguay

Waterway transportation regulation. Uruguay provides a specific legal framework for merchant shipping as well as cabotage activities.

Uruguayan regulations require that companies that carry out river transportation services within Uruguay be managed by Uruguayan individuals and, in order to benefit from certain tax exemptions, such companies be controlled by Uruguayan individuals or legal entities, with control being understood as 50% + 1 or more of the voting shares under local legislation.

Environmental law and regulation. Pursuant to Uruguayan regulations, certain projects, depending on their size and activity, require environmental authorizations for their construction and/or operation. These authorizations may imply, if applicable, the following: an Environmental Location Viability Declaration, with the purpose of approving the proposed location of a project; a Prior Environmental Authorization, which is required prior to construction; and, an Operation Environmental Authorization, which is required prior to beginning operation. These activities and authorizations may also require, depending on the potential environmental impact of the project, an Environmental Impact Assessment. These permits are granted by the Ministry of Housing, Land Planning and Environment (currently, Ministry of Environment). This Ministry works in close collaboration with other government agencies in charge of other regulatory approvals to assure compliance with environmental standards and regulations, such as the Ministry of Transportation and Public Works, and Naval Prefecture, among others.

Paraguay

Leasing. The Leasing regime is regulated by Law No. 1.295/98 and its amendments.

With relevant effects on Hidrovias’ activities (cargo river transport), Decree No. 3,154/2019, dated December 26, 2019, applies, replacing the previous Decrees No. 1,994/2014, 2,115/2015, and 4,787/2016 (Decree No. 3,154). Decree No. 3,124, dated December 19, 2024, established that once the tariff concession terms under the leasing regime (temporary in nature) expire, no further extensions are granted to the expiration dates of the granted flags. Upon expiration of a vessel’s provisional flag term, there are two alternatives: (i) definitive termination of the Paraguayan tariff and its respective legal effects; or (ii) definitive incorporation into the Paraguayan tariff, subject to payment of applicable taxes that were not paid at the time of receipt of the vessels.

Following the publication of Decree No. 3,124, Resolution No. 2,439 of December 23, 2024, established the possibility of submitting import, nationalization, and flag-conversion plans (from provisional to definitive), with the aim of allowing a more orderly transition for shipowners who choose to import navigation assets and retain the flag, upon payment of the corresponding taxes. By following these guidelines, shipowners obtain a single automatic extension of their fleet’s flags while executing the import plan submitted and approved.

Considering Decree No. 3,124 and Resolution No. 2,439, Hidrovias has prepared and submitted to Paraguayan authorities its partial asset imports plans, with the objective of minimizing the impact of the regulatory changes on its operations.

Environmental licenses and certifications. According to Law 294/93 on Environmental Impact Assessment and other current regulations, all projects that involve a modification of the environment (i.e., those that affect life in general, biodiversity, the quality or use of natural or environmental resources, and require a significant quantity of them) are required to conduct an environmental impact assessment and obtain an environmental license issued by the Ministry of Environment and Sustainable Development (Ministerio del Ambiente y Desarrollo Sostenible de Paraguay) (“MADES”). Environmental licenses currently do not have a specific expiration date, but their validity is subject to the fulfillment of annual or biannual audits, as stipulated in the license itself.

MADES is responsible for coordinating, monitoring, and implementing environmental actions and the ecological system and the environment in general. Therefore, this organization is the overseer and regulator of environmental policy, as well as the monitor of projects that may have any negative impact on the environment.

Operational Overview

Clients. For the year ended December 31, 2025, there was a concentration of 46.49% of total net revenue in two of Hidrovias’ customers, which individually represent more than 10% of consolidated net revenue of Hidrovias. No other customer represents more than 10% of consolidated net revenue. For more information see Note 22.2 of Hidrovias Financial Statements. Hidrovias’ largest clients are international companies in the agricultural and mining sectors, such as COFCO (“COFCO”), BTG Pactual Commodities Sertrading S.A. (“BTG”), LHG Mining Corumbá S.A (“LHG”), ADUFÉRTIL (“ADUFÉRTIL”) and RUMO (“RUMO”).

The following are Hidrovias’ main clients:

	North Corridor
Client	COFCO	BTG
Cargo	Grains	Grains
Start	2016	2023
Maturity	2031	2029

	Santos
Client	ADUFÉRTIL	RUMO
Cargo	Fertilizers	Fertilizers
Start	2022	2024
Maturity	2032	2029

South Corridor
Client	LHG
Cargo	Iron ore
Start	2014
Maturity	2039

Hidrovias operates under both short and long-term contracts. Most of the long-term contracts with its clients include: (i) annual adjustments for inflation, (ii) annual adjustments for labor costs (salary increases resulting from collective agreements), and (iii) adjustments for fuel (bunker) costs, which enables Hidrovias to pass through to its customers most cost increases, particularly those arising from external factors.

Hidrovias focuses on establishing relationships with key industry participants, offering customized solutions to meet client demands and ensuring reliable, safe, and efficient performance that enhances competitiveness in the export or import of products.

On December 31, 2025, the service contracts for cargo transshipment, river transport, and port operations between Hidrovias – Vila do Conde S.A. (a wholly owned subsidiary of Hidrovias), Aliança Agrícola do Cerrado S.A., Sodru Trading S.A., and Sodru Group S.A., originally disclosed to the market on February 17, 2017, were terminated. These contracts are not considered material to Hidrovias in the current scenario and do not result in any significant impacts on its business or financial results.

Services and operating model. Hidrovias operates in the logistics and infrastructure sector, focusing on a more competitive and less polluting logistics mode. With modern assets, it provides river navigation, transshipment, and loading and unloading services at port terminals, strategically positioning itself to serve high-growth sectors in South America, such as agricultural commodities and iron ore. As of the date of this annual report, Hidrovias provides its services through three main operating segments: North Corridor, South Corridor and Santos.

The scope of services depends on the specific project and contractual arrangement with each customer. In North Corridor, Hidrovias offers, in addition to river transportation services, cargo transshipment services at its terminal in Miritituba (Pará), and port lifting services at its terminal in Barcarena (Pará), providing integrated logistics services. In the South Corridor, clients are responsible for port operations, while Hidrovias operates barge transportation and assists with loading and unloading activities. The Santos operation consists of a 25-year lease of the terminal for lifting, storage, and dispatch of solid bulk cargo at the Port of Santos.

Competition. Hidrovias competes with other independent logistics providers in certain markets, as well as with transportation services owned and operated by potential customers, such as large commodities trading companies. In this context, it stands out as one of the few independent and integrated providers.

Hidrovias competes based on freight rates charged, as well as efficiency, volume, customer service, available routes, value-added services, timeliness and quality of equipment. In addition, on certain routes, Hidrovias faces competition from other transportation sources, including rail and trucking.

Seasonality. Agricultural commodities – Hidrovias’ main products transported - originate from harvests and are subject to seasonality factors such as planting and harvesting cycles. Soybean harvests are concentrated between January and March, while corn intended for export is harvested between May and July. Consequently, the outflow period for these crops generally extends from February to November each year. Iron ore extraction does not present seasonality.

Contracts with clients normally establish an annual volume commitment that must be distributed throughout the usual outflow period, thereby reducing the effects of production peaks near harvest times and idle capacity during off-season periods. Short-term contracts follow the same logic, with greater concentration between February and November. Negotiation of short-term contracts is based on capacity assessments in specific periods/months, ensuring that volumes sold do not exceed existing capacity.

In addition to potential crop failures, in planning its activities Hidrovias also considers possible reductions in river draft, which may consequently reduce barge loading capacity. Contracts normally provide for cargo rescheduling to accommodate restrictions caused by reduced loading capacity. Restrictions that prevent full navigation (force majeure) may lead to suspension of Hidrovias’ commitments with its clients. All such potential seasonality or statistically unforeseen events are clearly regulated in the contracts Hidrovias maintains with its main clients.

Hidrovias’ operating volumes may vary according to the production cycle of each cargo, as well as the availability of capacity from other logistics players during idle and off-season periods of the commodities transported. Furthermore, river navigability used for transport, affected by weather conditions, may also impact operating volumes.

Consolidated information

Insurance. We maintain insurance policies covering all the facilities of our wholly owned subsidiaries, which we believe is appropriate to cover the risks to which we believe we are exposed, including, but not limited to, loss and damage from fire, lightning, explosion of any nature, windstorm, plane crash and electrical damage. The maximum compensation values based on the maximum possible loss that could result from a specific location as of December 31, 2025, are shown below:

Maximum compensation value (*)
Ipiranga	R$2,043
Ultragaz	R$512
Ultracargo	R$1,320
Hidrovias	US$244 (**)

(*)	In millions. In accordance with our policies terms and conditions.
(**)	With respect to Hidrovias, certain port terminal operations are insured under a comprehensive port operator insurance program (RCOP), which differs from our standard property program.

We maintain general liability insurance that covers all our wholly owned subsidiaries with a maximum coverage of US$250 million for losses and damage incurred by third parties because of any accidents that may occur in connection with our commercial/industrial operations and/or the distribution and sale of our products and services.

To address certain cybersecurity-related exposures, we have in place a cyber risks insurance policy with a maximum coverage of R$105 million, which is intended to mitigate losses from a variety of cyber incidents, including data breaches and business interruption.

For Hidrovias, vessel and navigation-related activities are insured through marine coverage, including Protection and Indemnity (P&I) insurance and Hull & Machinery (H&M) insurance.

We maintain Directors & Officers Liability insurance policies to indemnify members of the Board of Directors, Fiscal Council and executives of Ultrapar and its subsidiaries in the total amount of US$80 million, which covers any insured liabilities resulting from any wrongful act, omission or claim against them, except if it is consequence of gross negligence or willful misconduct, in accordance with policies terms and conditions. All our insurance policies are subject to the applicable terms, conditions, exclusions and deductibles.

In addition, we also take out group life and personal accidents, national and international transportation, and other insurance policies.

We believe that our insurance covers, in all material respects, the risks to which we are exposed and is in line with industry standards. However, the occurrence of losses or other liabilities that are not covered by insurance or that exceed the limits of our insurance coverage could result in significant unexpected additional costs.

Discontinued operations

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

Industry and regulatory overview

Ultrapar used to operate in the petrochemical industry through Oxiteno. On August 16, 2021, Ultrapar entered into a share purchase agreement for the sale of all shares of Oxiteno to Indorama. The sale was closed on April 1, 2022, and, as a result, Oxiteno is no longer part of Ultrapar’s business portfolio as of this date. For more information, see “Item 4.A. Information on the Company—History and development of the Company—A.2. Discontinued operations—Oxiteno.”

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

Operational Overview

Products and markets: While operated by Ultrapar, Oxiteno’s products could be divided into two main groups for ease of understanding: (i) commodity chemicals, which are generally higher-volume products, with standard specifications, and (ii) specialty chemicals, which tend to be lower-volume products sold based on chemical features and suitability to meet a particular end-use requirement. Oxiteno’s main chemicals were ethylene oxide and ethylene glycol whereas its main specialty chemicals included a wide variety of products that were used as surfactants, softeners, dispersants, emulsifiers, and hydraulic fluids.

Specialty chemicals: The following table sets forth Oxiteno’s main specialty chemical products and their main uses and markets while operated by us.

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

The following table shows Oxiteno’s sales volume by market group for the period indicated:

2022(1)
(in thousand tons)
Commodity chemicals	20.1
Specialty chemicals	102.3
Total domestic sales volume	122.4

(1)	For the period between January 1, 2022, and March 31, 2022.

2022(1)
(in thousand tons)
Commodity chemicals	0.2
Specialty chemicals	54.1
Total sales volume outside Brazil	54.3

(1)	For the period between January 1, 2022, and March 31, 2022.

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

As of July 31, 2022, Extrafarma operated both in the retail and wholesale of pharmaceutical products. For the seven-month period ended July 31, 2022, right before the conclusion of its sales, Extrafarma’s gross revenues from sales and services reached R$1.3 billion, of which retail products represented 95% and wholesale products represented 5%.

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

Industry and regulatory overview

Ultrapar used to operate in the retail pharmacy sector through Extrafarma. On May 18, 2021, Ultrapar entered into a share purchase agreement for the sale of all shares of Extrafarma to Pague Menos. The sale was closed on August 1, 2022, and, as a result, Extrafarma is no longer part of Ultrapar’s business portfolio as of this date. For more information, see “Item 4.A. Information on the Company—History and development of the Company—A.2. Discontinued operations—Extrafarma.”

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

C.  Organizational structure

The following chart shows our organizational structure for our main subsidiaries as of December 31, 2025:

For more information about our organizational structure, including companies’ names, country of incorporation or formation, or ownership interests held, see Note 1 to our Consolidated Financial Statements for the year ended December 31, 2025.

For more information on our main subsidiaries, see “Item 4.A. Information on the Company.”

D.   Property, plant and equipment

IPIRANGA

As of December 31, 2025, Ipiranga distributed fuels through 85 storages terminals, which are strategically located to provide fast and efficient delivery of its products. There are two types of storage terminals: primary, which are usually located near the coast and large cities and are supplied by refineries through pipelines or maritime import of products; and secondary storage terminals, mainly located inland and supplied by primary storage terminals through rail, road, or inland waterway transportation. Gas stations, companies and large customers, as well as Fuel Transporter, Reseller and Retail Distributor (TRR) operators, are serviced through these primary and secondary terminals, with a focus on delivering an efficient and adequate service level to meet customer needs. As of December 31, 2025, Ipiranga had 47 primary storage terminals and 38 secondary storage terminals.

Distributors may own their storage terminals, contract services and tank space in third‑party storage terminals or participate in pools via jointly operated terminals that share two or other more distributors. As of December 31, 2025, the total capacity of Ipiranga’s storage terminals was 964 thousand m³, out of each 29% were owned, 38% were related to third-party agreements and 33% were related to jointly operated terminals.

Beyond the risks discussed in “Item 3.D. Key information—Risk factors”, there were no specific environmental issues that could affect Ipiranga’s utilization of these facilities.

For a discussion of our investments plan for Ipiranga for 2026, see “Item 5. Operating and financial review and prospects—B. Liquidity and capital resources— Capital expenditures and other investments.

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

Ultragaz also operates storage bases for LPG, known as satellite bases, for supplying its bulk trucks. These storage facilities are strategically located to keep supplies close to Ultragaz’s customer base, thus reducing transportation costs. As of December 31, 2025, Ultragaz had 9 primary plants, 10 secondary plants and 25 satellite bases located in all the regions of Brazil.

LPG is stored in the filling plants in large LPG storage tanks with a median of 60 tons per tank. In the case of LPG to be delivered in bulk, LPG is pumped directly from the storage tanks into the bulk tankers. In the case of LPG delivered in bottles, LPG is pumped from storage tanks into several filling heads, which fill the LPG bottles.

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

As of December 31, 2025, Ultragaz had a total storage capacity of 22.1 thousand tons, including the storage capacity indirectly held through its stake in Utingás. In addition, Ultragaz maintains its headquarters in the city of São Paulo and regional offices in the areas in which it operates.

Beyond the risks discussed in “Item 3.D. Key information—Risk factors”, there were no specific environmental issues that could affect Ultragaz’s utilization of these facilities.

For a discussion of our investments plan for Ultragaz for 2026, see “Item 5. Operating and financial review and prospects—B. Liquidity and capital resources— Capital expenditures and other investments.”

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

For a discussion of our investments plan for Ultracargo for 2026, see “Item 5. Operating and financial review and prospects—B. Liquidity and capital resources— Capital expenditures and other investments.

HIDROVIAS

As of December 31, 2025, based solely on Hidrovias’ wholly owned assets (not including the assets of joint ventures), its total fleet consisted of 484 cargo barges, 23 mainline pusher tugs and 8 auxiliary pusher tugs.

Part of this fleet was ordered and built at shipyards in Brazil, Paraguay, China and Turkey, while another part was acquired used from other companies. This fleet was developed to meet the specific needs of clients, while simultaneously providing operational flexibility for allocation across different routes, cargoes, and market conditions. As of December 31, 2025, Hidrovias was operating convoys of 20 to 35 barges in the North Corridor and 12 to 20 barges in the South Corridor.

Beyond the risks discussed in “Item 3.D. Key information—Risk factors”, there were no specific environmental issues that could affect Hidrovias’ utilization of these assets.

For a discussion of our investments plan for Hidrovias for 2026, see “Item 5. Operating and financial review and prospects—B. Liquidity and capital resources— Capital expenditures and other investments.”

ITEM 4A.          UNRESOLVED STAFF COMMENTS

None.

ITEM 5.              OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Operating results

You should read this discussion together with our Consolidated Financial Statements, including the notes thereto and other financial information included elsewhere in this annual report. This annual report contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements because of various factors including, without limitation, those set forth in “Cautionary Statement Regarding Forward-Looking Information” and the matters set forth in this annual report generally.

In 2021 and 2022, Ultrapar conducted a portfolio rationalization process and, as a result, it entered into share purchase agreements for the sale of Extrafarma, ConectCar and Oxiteno. The sale of Ipiranga’s interest in ConectCar was closed in October 2021. On December 31, 2021, Oxiteno and Extrafarma were classified as assets and liabilities held for sale and discontinued operations, due to signing of a share purchase agreement with Indorama in August 2021 and with Pague Menos in May 2021, respectively. The sales of Oxiteno and Extrafarma were closed on April 1, 2022, and on August 1, 2022, respectively, and as a result these companies are no longer part of Ultrapar’s business portfolio as of these dates. In 2022, Ultrapar ceased to present KMV (formerly abastece aí) as a separate segment, due to the small relevance of this business relative to the overall results of the Company.

Additionally, in 2024, in a series of transactions, Ultra Logística, a subsidiary of Ultrapar, acquired an equity stake in Hidrovias and, as of December 31, 2024. Ultrapar held a total stake of 41.94% in Hidrovias. Ultrapar plans to be a strategic and long-term reference shareholder of Hidrovias, supporting its growth, governance and management model. If our expectations regarding Hidrovias do not materialize, future results may be affected.

In May 2025, because of the capital increase, Ultra Logística, a subsidiary of Ultrapar, became the first controlling shareholder of Hidrovias since the company’s IPO, holding approximately 50.15% of its total share capital. As of December 31, 2025, Ultrapar held a total stake of 58.72% in Hidrovias.

Brazilian economic background

Since our continuing operating businesses are in Brazil, our results and financial position depend largely on Brazil’s economic and social conditions, including, but not limited to, GDP, growth rates, credit availability and disposable incomes, the domestic rate of inflation and exchange rate fluctuations.

In 2025, Brazil’s economy continued to expand, albeit at a more moderate pace, reflecting the cumulative effects of a prolonged monetary tightening cycle. GDP growth remained positive and was largely supported by a strong agricultural harvest. Inflationary pressures, which had intensified in late 2024, gradually eased during the year but remained above the Central Bank’s target range, prompting the entity to maintain the SELIC rate at a highly restrictive level of 15.0% per annum for most of the year. Ongoing fiscal challenges continued to weigh on investor sentiment and contributed to market volatility.

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

GDP. In 2023, GDP also grew 2.9%, despite the challenging global scenario. The record trade balance, combined with the reduction in unemployment and the fall in the basic interest rate and inflation within the limits of the target defined by the National Monetary Council, contributed to the improvement of the economy’s performance and the appreciation of Real. GDP increased by 3.5% in 2024, which was primarily driven by solid domestic consumption and robust labor market conditions. In 2025, GDP increased by 2.3%, mostly driven by a robust agricultural result, although high interest rates decelerated growth in services and industrial activity.

Inflation and currency fluctuations. Our cash operating activities are substantially in Reais and tend to increase with inflation. However, some of our costs of sales and services sold are linked to the U.S. dollar and are not substantially affected by the Brazilian inflation rate. In addition, some of our Real-denominated debt is indexed to the rate of inflation. In 2023, the Real appreciated 7.2% against the U.S. dollar, mainly due to the record trade balance in the period. In 2024, the Real depreciated by approximately 27.9% against the U.S. dollar, due to a combination of global economic uncertainties, higher interest rates in the U.S. and domestic fiscal challenges. In 2025, the Real depreciated approximately 11.4% against the U.S. dollar, mostly due to the U.S. domestic scenario. Domestically, Brazilian inflation remained at reasonable levels at 4.3% following the Central Bank’s restrictive monetary policy.

The official interest rate in Brazil, or SELIC, as of December 31, 2023, was 11.75% per year, as set forth by the Monetary Policy Committee (Comitê de Política Monetária do Banco Central do Brasil). The SELIC rate decreased to 10.50% in July 2024 and was later raised by the Monetary Policy Committee to 10.75% in September 2024, followed by another increase to 11.25% in November 2024, and further to 12.25% in December 2024. In March 2025, the Monetary Policy Committee further raised the SELIC rate to 14.25%. In 2025, the SELIC rate closed the year at 15.0%. In March 2026, the Monetary Policy Committee cut 25 basis points in the SELIC rate, to 14.75%.

The main foreign exchange risk we face arises from certain U.S. dollar denominated costs and expenses. Although a part of our debt is U.S. dollar-denominated, it is predominantly hedged against currency devaluation using various derivative instruments or matching assets in the same currency. Additionally, a significant part of our raw materials is also denominated or indexed to the U.S. dollar. Hence, we are exposed to foreign exchange rate risks which could negatively impact on our businesses, financial situation and operating results as well as our capacity to service our debt.

The table below shows the inflation rate for the periods indicated, as well as the devaluation (or appreciation) of the Real against the U.S. dollar.

	Year ended December 31,
Index	2025		2024	2023
IGP-M	(1.1%	)	6.5%	(3.2%	)
IPCA	4.3%		4.8%	4.6%
Devaluation (appreciation) of the Real against the U.S. dollar	(11.4%	)	27.9%	(7.2%	)

For more information see “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for information about our foreign exchange risk hedging policy and Note 26 to our Consolidated Financial Statements.

IFRS standards and criteria adopted in preparing the financial information

The consolidated financial information presented below was prepared based on the consolidated statements of income and cash flows – indirect method for the years ended December 31, 2025, 2024 and 2023 that derived from our Consolidated Financial Statements included in this annual report and prepared in accordance with IFRS as issued by IASB. Financial information relating to Ultragaz, Ultracargo, Ipiranga and Hidrovias is presented on an unconsolidated basis and does not reflect elimination of intercompany transactions. Accordingly, the sum of individual financial information of Ultrapar’s subsidiaries may not correspond to the consolidated financial information of Ultrapar. See “Presentation of financial information.”

On December 31, 2021, our former wholly owned subsidiaries, Oxiteno and Extrafarma, were classified as assets and liabilities held for sale and discontinued operations, due to signing of a share purchase agreement with Indorama in August 2021 and with Pague Menos in May 2021, respectively. The sales of Oxiteno and Extrafarma were closed on April 1, 2022, and on August 1, 2022, respectively, and as a result these companies are no longer part of Ultrapar’s business portfolio as of these dates. In 2022, Ultrapar has ceased to present KMV (formerly abastece aí) as a separate segment, due to the small relevance of this business relative to the overall results of the Company.

Results of operations

Year ended December 31, 2025, compared to the year ended December 31, 2024.

The following table shows a summary of our results of operations for the years ended December 31, 2025, and 2024:

(R$ million)	Year ended December 31, 2025	% of net revenues from sales and services	Year ended December 31, 2024	% of net revenues from sales and services	Percent change 2025—2024
Net revenues from sales and services sold	142,369.5	100%	133,498.9	100%	7%
Costs of products and services sold	(133,010.7)	-93%	(123,811.9)	-93%	7%
Gross profit	9,358.8	7%	9,687.0	7%	-3%
Sales, general and administrative expenses (1)	(4,767.3)	-3%	(4,371.6)	-3%	9%
Other operating income (expenses), net (2)	354.7	0%	(414.1)	0%	-186%
Results from disposal of property, plant and equipment and intangible assets	99.6	0%	171.8	0%	-42%
Operating income before share of profit (loss) of subsidiaries, joint ventures and associates, financial result and income and social contribution taxes	5,045.8	4%	5,073.1	4%	-1%
Share of profit (loss) of subsidiaries, joint ventures and associates	(156.0)	0%	(127.2)	0%	23%
Amortization of fair value adjustments on associates acquisition	(1.6)	0%	(2.5)	0%	-35%
Gain (loss) on obtaining control of associate	91.1	0%	-	0%	-
Total share of profit (loss) of subsidiaries, joint ventures and associates	(66.5)	0%	(129.7)	0%	-49%
Financial result, net (3)	(1,167.4)	-1%	(931.9)	-1%	25%
Income before income and social contribution taxes	3,811.9	3%	4,011.5	3%	-5%
Income and social contribution taxes(4)	(1,063.7)	-1%	(1,485.6)	-1%	-28%
Net income from continuing operations	2,748.2	2%	2,525.9	2%	9%
Net income (loss) from discontinued operations	(206.3)	0%	-	0%	-
Net income for the year	2,541.9	2%	2,525.9	2%	1%
Income attributable to:
Shareholders of Ultrapar	2,453.9	2%	2,362.7	2%	4%
Non-controlling interests in subsidiaries	88.1	0%	163.2	0%	-46%

(1)	Consider both selling, marketing, general and administrative expenses
(2)	Consider both other operating income and other operating expenses
(3)	Consider both finance income and finance expenses
(4)	Consider both current and deferred income and social contribution taxes

Net revenues from sales and services. Ultrapar’s net revenues from sales and services was R$142,369.5 million in 2025, an increase of 7% compared to R$133,498.9 million in 2024, reflecting mainly the higher revenues of Ipiranga and Ultragaz, as well as the consolidation of Hidrovias from May 2025. In 2025, more than 90% of our consolidated net revenues from sales and services was generated by Ipiranga and Ultragaz. Therefore, the main components of these revenues come from diesel, gasoline, ethanol and LPG sales.

The following table shows the change in net revenues from sales and services for each of our segments:

	2025	2024	Percent change 2025—2024
	(R$ million)
Ipiranga (1)	127,632.9	121,336.2	5%
Ultragaz (1)	12,313.7	11,288.4	9%
Ultracargo (1)	1,020.9	1,075.6	-5%
Hidrovias(1)	1,562.2	-	-
Others (2)	(160.2)	(201.3)	-20%
Net revenues from sales and services	142,369.5	133,498.9	7%

(1)	Financial information relating to Ipiranga, Ultragaz, Ultracargo and Hidrovias is presented on an unconsolidated basis and does not reflect elimination of intercompany transactions which is included in “Others”. Accordingly, the sum of individual financial information of Ultrapar’s subsidiaries may not correspond to the consolidated financial information of Ultrapar. See “Presentation of financial information.”
(2)	Includes Ultrapar’s holding structure, eliminations of intercompany transactions and other subsidiaries (see “Item 4.C. Information on the Company—Organizational structure.”)

Ipiranga’s net revenues from sales and services was R$127,632.9 million in 2025, an increase of 5% compared to R$121,336.2 million in 2024, reflecting higher sales volume. Ipiranga’s sales volume totaled 23,923 thousand m³ in 2025, an increase of 1% when compared to 2024, with a 2% growth in the Otto cycle, with a greater share of gasoline in the product mix, and a 1% increase in diesel, mainly in spot markets.

Ultragaz’s net revenues from sales and services was R$12,313.7 million in 2025, an increase of 9% compared to R$11,288.4 million in 2024, reflecting the pass through of cost inflation, a favorable sales mix and the contribution of new energy sources to the result. The volume sold by Ultragaz totaled 1,711 thousand tons in 2025, a reduction of 2% compared to 2024, as a result of a 4% drop in the bulk segment and a 1% drop in the bottled segment, due to the competitive dynamics of the market - which was impacted by the pass-through of cost increases from Petrobras auctions, in addition to lower demand from customers of the industrial segment.

Ultracargo’s net revenues from sales and services was R$1,020.7 million in 2025, a decrease of 5% compared to R$1,075.6 million in 2024, reflecting the lower m³ sold (15,647 m³ in 2025 vs 17,143 thousand m³ in 2024), even with higher tariffs.

Hidrovias’ net revenues from sales and services were R$1,562.2 million in 2025 resulting from both the higher volume handled and tariff adjustments recorded during the period.

Costs of products and services sold. Ultrapar’s costs of products sold and services provided were R$133,010.7 million in 2025, an increase of 7% compared to R$123,811.9 million in 2024, due to increased costs at Ipiranga, Ultragaz and Ultracargo, and the consolidation of Hidrovias.

The following table shows the change in costs of products sold and services provided for each of our segments:

	2025	2024	Percent change 2025—2024
	(R$ million)
Ipiranga (1) (3)	121,937.3	114,730.5	6%
Ultragaz (1)	9,838.5	8,895.2	11%
Ultracargo (1)	443.1	386.6	15%
Hidrovias(1)	951.8	-	-
Others (2)	(159.9)	(200.4)	-20%
Costs of products and services sold	133,010.7	123,811.9	7%

(1)	Financial information relating to Ipiranga, Ultragaz, Ultracargo and Hidrovias is presented on an unconsolidated basis and does not reflect elimination of intercompany transactions which is included in “Others”. Accordingly, the sum of individual financial information of Ultrapar’s subsidiaries may not correspond to the consolidated financial information of Ultrapar. See “Presentation of financial information.”
(2)	Includes Ultrapar’s holding structure, eliminations of intercompany transactions and other subsidiaries (see “Item 4.C. Information on the Company—Organizational structure.”)

Ipiranga’s costs of products sold and services provided were R$121,937.3 million in 2025, an increase of 6% compared to R$114,730.5 million in 2024, reflecting the increase in sales and the lower comparative base in 2024 due to the recognition of PIS and COFINS credits related to the Supplementary Law No. 192/22 in that period.

Ultragaz’s costs of products sold were R$9,838.5 million in 2025, an increase of 11% compared to R$8,895.2 million in 2024, due to higher personnel expenses and higher costs in the new energies segment and freight.

Ultracargo’s costs of services provided was R$443.1 million in 2025, an increase of 15% compared to R$386.6 million in 2024, due to higher personnel expenses, as well as higher depreciation expenses due to the completion of the expansions and pre-operational and initial costs of the operation in Palmeirante.

Hidrovias’ costs of services provided were R$951.8 million in 2025 mainly reflecting the higher level of activity due to the normalized navigation of the period.

Gross profit. For the reasons described above, Ultrapar’s gross profit was R$9,358.8 million in 2025, a decrease of 3% compared to R$9,687.0 million in 2024. Ipiranga’s gross profit was R$5,695.6 million in 2025, a decrease of 14% compared to R$6,605.7 million in 2024. Ultragaz’s gross profit was R$2,475.3 million in 2025, an increase of 3% compared to R$2,393.2 million in 2024. Ultracargo’s gross profit was R$577.8 million in 2025, a decrease of 16% compared to R$689.0 million in 2024. Hidrovias’ gross profit was R$610.4 million in 2025.

Sales, general and administrative expenses. Ultrapar’s sales, general and administrative (SG&A”) expenses were R$4,767.3 million in 2025, an increase of 9% compared to R$4,371.6 million in 2024, mainly due to higher personnel expenses and the effect of the consolidation of Hidrovias.

The following table shows the changes in SG&A expenses for each of our segments:

	2025	2024	Percent change 2025—2024
	(R$ million)
Ipiranga (1) (3)	3,024.7	3,019.2	0%
Ultragaz (1)	1,053.7	950.7	11%
Ultracargo (1)	166.6	187.4	-11%
Hidrovias(1)	267.3	-	-
Others (2)	255.0	214.3	19%
SG&A	4,767.3	4,371.6	9%

(1)	Financial information relating to Ultragaz, Ultracargo and Ipiranga is presented on an unconsolidated basis and does not reflect elimination of intercompany transactions which is included in “Others”. Accordingly, the sum of individual financial information of Ultrapar’s subsidiaries may not correspond to the consolidated financial information of Ultrapar. See “Presentation of financial information.”
(2)	Includes Ultrapar’s holding structure, eliminations of intercompany transactions and other subsidiaries (see “Item 4.C. Information on the Company—Organizational structure.”)

Ipiranga’s SG&A expenses were R$3,024.7 million in 2025, stable compared to R$3,019.2 million in 2024, even with the increase in freight costs due to volume growth, which was offset by operational efficiency initiatives.

Ultragaz’s SG&A expenses were R$1,053.7 million in 2025, an increase of 11% compared to R$950.7 million in 2024 reflecting higher personnel expenses and higher advertising and marketing expenses.

Ultracargo’s SG&A expenses were R$166.6 million in 2025, a decrease of 11% compared to R$187.4 million in 2024, due to lower personnel expenses (mainly lower variable compensation, aligned with lower operating results).

Hidrovias’ SG&A expenses were R$255.0 million in 2025 due to a higher variable compensation provision aligned with the progression of results and reflecting the recognition of a non-recurring effect of the investment donation for the railway expedition in Santos in 2024.

Other operating income (expenses), net. Other operating income (expenses), net was R$354.7 million income in 2025, an improvement of R$768.8 million compared to a R$414.1 million expense in 2024, mainly due to lower expenses with decarbonization credits, extraordinary tax credits, and lower impact from the write-off of the earn out payable related to the acquisition of Stella.

Results from disposal of property, plant and equipment and intangible assets. Ultrapar’s income from disposal of assets was R$99.6 million in 2025, a decrease of R$72.3 million compared to R$171.8 million in 2024, explained by the decrease in earn-out payable related to the acquisition of Stella.

Operating income before share of profit (loss) of subsidiaries, joint ventures and associates, financial result and income and social contribution taxes. For the reasons described above, Ultrapar’s operating income before share of profit (loss) of subsidiaries, joint ventures and associates, financial result and income and social contribution taxes was R$5,045.8 million in 2025, an increase of 4% compared to R$5,073.1 million in 2024.

Ipiranga’s operating income before share of profit (loss) of subsidiaries, joint ventures and associates, financial result and income and social contribution taxes was R$3,153.5 million in 2025, a decrease of 3% compared to R$3,241.5 million in 2024, mainly due to lower gross profit, reflecting the higher costs in the increase of sales, and higher operating expenses. Ultragaz’s operating income before share of profit (loss) of subsidiaries, joint ventures and associates, financial result and income and social contribution taxes was R$1,373.9 million in 2025, a decrease of 10% compared to R$1,529.2 million in 2024, mainly due to higher operational expenses and lower other operating income, partially offset by higher gross profit. Ultracargo’s operating income before share of profit (loss) of subsidiaries, joint ventures and associates, financial result and income and social contribution taxes was R$417.7 million in 2025, a decrease of 19% compared to R$515.3 million in 2024, due to lower gross profit and higher costs. Hidrovias’ operating income before share of profit (loss) of subsidiaries, joint ventures and associates, financial result and income and social contribution taxes was R$304.0 million in 2025.

Financial result, net. Ultrapar recognized a net financial expense of R$1,167.4 million in 2025, compared to a net financial expense of R$931.9 million in 2024, reflecting the increase in net debt due to the consolidation of Hidrovias and the increase in CDI.

Income and social contribution taxes. Ultrapar’s income and social contribution taxes were R$1,063.7 million in 2025, decrease of 28% compared to R$1,485.6 million in 2024. The effective income and social contribution tax rate was 29.9% in 2025, a decrease of 9.1 percentage points when compared to the 37% tax rate in 2024.

Net income for the year. As a result of the foregoing, Ultrapar’s net income was R$2,541.9 million in 2025, increase of 1% when compared to R$2,525.9 million in 2024.

Year ended December 31, 2024, compared to the year ended December 31, 2023.

For a discussion of our results of operations for the year ended December 31, 2024, compared to the year ended December 31, 2023, see “Item 5. Operating and financial review and prospects—A. Operating results—Results of operations—Year ended December 31, 2024, compared to year ended December 31, 2023” of our Form 20-F for the year ended December 31, 2024, filed with the SEC on April 22, 2025.

Liquidity and capital resources

Sources and uses of funds. Our main sources of liquidity derive from (i) cash, cash equivalents and financial investments, (ii) cash generated from operations and (iii) financings. In addition to these sources of liquidity, Ultrapar received payments connected to the sales of Oxiteno, Extrafarma.

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

Our material cash requirements include the following:

  working capital
  capital expenditures
  amortization of debts; and
  Payment of dividends

Discussion of contractual obligations. The table below presents a summary of financial liabilities and leases payable as of December 31, 2025, by the Company and its subsidiaries, listed by maturity. The amounts disclosed in this table are the contractual undiscounted cash flows, and, therefore, these amounts may be different from the amounts disclosed in the statement of financial position.

R$ million	Total	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
Loans including future contractual interest	26,224.0	5,563.7	11,266.4	5,350.2	4,043.6
Derivative instruments	1,385.8	545.6	447.0	151.7	241.4
Trade payables	4,643.3	4,643.3	-	-	-
Trade payables - reverse factoring	3.8	3.8	-	-	-
Leases payable	2,727.8	483.7	604.5	393.3	1,246.4
Financial liabilities of customers	78.1	63.9	14.3	-	-
Other payables	130.4	127.2	3.1	-	-

Ultrapar has resources to meet its short-term and long-term cash requirements through a combination of cash, cash equivalents and financial investments (R$9,408.5 million as of December 31, 2025). We believe that our sources of liquidity are sufficient to meet our short-term and long-term cash requirements going forward.

Cash flows. Net cash provided by (consumed by) operating, investing and financing activities

Net cash provided by operating activities was R$5,452.5 million in 2025, R$1,716.9 million higher than that of 2024, reflecting solid business performance, the consolidation of Hidrovias, and lower working capital needs.

In 2025, net cash consumed by investing activities was R$2,845.7 million, a decrease of R$3,542.2 million compared to 2024, mainly due to a decrease of R$2,691.2 million in financial investments, and an increase of R$1,213 million in cash acquired in business combination, mainly due to the acquisition of Hidrovias in May 2025.

In 2025, net cash consumed by financing activities was R$1,469.6 million, R$235.5 million lower than that of 2024, mainly due to higher proceeds, partially offset by higher repayment from loans, higher interests and derivatives paid and higher dividends paid.

For a discussion of our cash flows for the year ended December 31, 2024, compared to the year ended December 31, 2023, see “Item 5. Operating and financial review and prospects—B. Liquidity and capital resources—Cash flows” of our Form 20-F for the year ended December 31, 2024, filed with the SEC on April 22, 2025.

Cash and cash equivalents. Accordingly, cash and cash equivalents totaled R$3,175.1 million and R$2,071.6 million as of December 31, 2025, and 2024, respectively.

As of December 31, 2025, we had R$7,154.1 million in cash, cash equivalents and financial in current assets (short-term) whereas our consolidated debt due from January 1 to December 31, 2026, totaled R$5,563.7 million, including estimated interest payments on loans.

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

Consolidated debt. Our consolidated short and long-term debt was as follows:

Consolidated debt (in millions of Reais)	Currency	Interest rate(1)	Weighted average hedging instrument	Principal amount of outstanding and accrued interest through December 31,
				2025	2024
Foreign currency – denominated loans:				9,847.6	6,681.7
Notes in the foreign market	US$	5.3%	142.6% of DI(3)	4,158.0	4,711.0
Foreign loan	US$	4.1%	103.8% of DI	2,554.2	691.0
Foreign loan	US$	SOFR + 0.8%	103.4% of DI	1,295.5	-
Notes in the foreign market	US$	5.0%	DI + 1.6%(4)	984.4	-
Foreign exchange debentures	EU$	3.0%	104.4% of DI	515.7	-
Foreign exchange debentures	US$	5.3%	101.7% of DI	339.8	-
Foreign loan	EU$	4.4%	109.2% of DI	-	778.1
Foreign loan	JPY$	4.6%	109.4% of DI	-	501.5
Reais – denominated loans:				10,245.6	7,178.9
Debentures	R$	CDI + 0.9%	n/a	3,455.1	731.7
Debentures – CRA	R$	IPCA + 5.4%	103.3% of DI	2,339.5	2,456.1
Debentures	R$	IPCA + 4.8%	105.4% of DI	837.0	614.8
Financing	R$	14,6%	106.6% of DI	552.7
CDCA	R$	CDI + 0.9%	n/a	547.6	534.4
Debentures – CRA	R$	11.2%	104,4% of DI	513.1	477.8
Debentures – CRA	R$	CDI + 0.7%	n/a	495.7	491.0
Debentures	R$	IPCA + 6.0%	n/a	466.8	-
CCB	R$	104.3% of CDI	n/a	416.3	1,464.6
CDCA	R$	109% of CDI	n/a	206.6	293.4
Constitutional Fund (FNE)	R$	IPCA + 2.9%	69.5% of DI	192.1	114.5
Commercial Paper	R$	CDI + 0.2%	n/a	89.1	-
Constitutional Fund (FNO)	R$	IPCA + 3.1%	70.8% of DI	84.5	-
FINEP	R$	TJLP (2)+1.0%	n/a	27.2	0.7
Climate Fund	R$	9.4%	72.9% of DI	22.5	-
Total loans				20,093.3	13,860.5

(1)	Interest rate as of December 31, 2025.
(2)	TJLP = set by the National Monetary Council, TJLP is the basic financing cost of FINEP for agreements entered into before 2020. On December 31, 2025, TJLP was fixed at 9.07% p.a.
(3)	Considers a protection instrument for the principal of 52.5% of the DI and for interest DI minus 1.4% for a notional amount of US$ 300 million. Does not include the positive result of the natural hedge strategy through financial investments in US$.
(4)	Considers a protection instrument for the principal and interest of DI + 1.6% for a notional amount of US$ 50 million.

For more information on the composition of debt, changes and maturity of our consolidated debt, see Note 15.a to our Consolidated Financial Statements.

The transaction costs associated with our fundraising are included as part of our financial liabilities. See Note 15.a to our Consolidated Financial Statements for more information.

Guarantees. As of December 31, 2025, Ultrapar had R$84.5 million in financing that had real collaterals. In addition, there were R$18,685.0 million (R$13,586.9 million as of December 31, 2024) in financing that did not have real collaterals but had guarantees or promissory notes. For more information about our guarantees, see Note 15.b to our Consolidated Financial Statements.

Relevant operations contracted in the period. For information on relevant debt operations contracted during 2025, see Note 15.c to our Consolidated Financial Statements.

Lease Payable. As of December 31, 2025, Ultrapar had R$1,739.6 million of leases payable. For more information about our leases payable, see Note 12.b to our Consolidated Financial Statements.

Capital expenditures and other investments. The following table shows our capital expenditures and other investments, for the years ended December 31, 2025, 2024 and 2023:

	Year ended December 31,
	2025	2024	2023
	(in millions of Reais)
Acquisition of property, plant and equipment	1,643.4	1,540.3	1,012.6
Acquisition of intangible assets	385.3	246.8	274.7
(+) Payments of contractual assets with customers – exclusively rights	455.6	429.8	597.8
(+) Vendor[1]	123.1	151.3	170.2
(+) Initial direct costs of right of use assets	62.2	63.8	16.7
(+/−) Drawdowns of financing to clients, net of receipts	41.3	110.2	(36.1)
(−) Proceeds from disposal of property, plant, and equipment and intangibles	(236.4)	(318.0)	(193.6)
(+) Others	67.4	(11.5)	106.8
Total capital expenditures and other investments	2,541.9	2,212.8	1,949.2
Ipiranga	1,272.3	1,000.7	1,143.0
Ultragaz	439.7	437.2	411.7
Ultracargo	522.7	677.3	331.8
Hidrovias	235.1	-	-
Others	72.2	97.7	62.7

1 It considers only vendor operations used to finance prepaid bonuses. Until 2022, it was added to the line item “Payments of contractual assets with customers – exclusively rights”.

In 2025, Ultrapar’s capital expenditures and other investments, net of divestments and receipts, totaled R$2,541.9 million, a 14.8% increase when compared to 2024, due to higher investments in Ipiranga and the incorporation of Hidrovias.

  Ipiranga invested R$1,272 million in 2025, directed to the expansion and maintenance of Ipiranga’s service stations and franchises network and to logistics infrastructure. Out of the total investments, R$750 million refers to additions to fixed and intangible assets and R$456 million to contractual assets with customers (exclusive rights), and R$164 million to installments from financing granted to customers and rentals advance payments, net of receipts.
  Ultragaz invested R$440 million in 2025, directed mainly towards equipment installed in new customers in the bulk segment, acquisitions and replacement of bottles, expansion into new energies, and maintenance of existing operations.
  Ultracargo invested R$523 million in 2025, allocated mainly to the construction and expansion projects at the Opla, Suape, Itaqui, Santos, and Rondonópolis terminals, in addition to investments to enhance efficiency, maintenance, and operational safety at the terminals.
  Hidrovias invested R$235 million in 2025, directed mainly towards improvements in efficiency and operational safety at its terminals and navigation assets.
102

Ultrapar’s investment plan for 2026 totals R$2,617 million (net of divestments and includes financing to clients, net of receipts). The approved limit for investments in expansion is 13% lower than in 2025 and prioritizes investment for the four main businesses.

  Ipiranga is planning to invest R$1,281 million, of which R$470 million are expected to be invested in the expansion of its operations and R$811 million in maintenance and other investments in upkeep. Investments in expansion of Ipiranga are expected to be mainly directed at the branding of service stations, the expansion of the logistics infrastructure, and the TRRs.
  Ultragaz is planning to invest R$600 million, R$255 million of which is expected to be invested in the expansion of its operations and R$345 million in maintenance and other investments in upkeep. Expansion investments are focused on capturing new customers in the bulk segment, expanding new energies and infrastructure.
  Ultracargo is planning to invest R$434 million, of which R$306 million are expected to be invested in the expansion of its operations and R$128 million in maintenance and other investments in upkeep. Investments in expansion are expected to be mainly on the increase in installed capacity at Itaqui (MA), Santos (SP) and Suape (PE).
  Hidrovias is planning to invest R$270 million, R$79 million of which is expected to be invested in expansion and productivity gains in the North Corridor operations.

The portion focused on maintenance for the four main businesses will be directed to the sustaining of the business, and include investments in assets’ maintenance, safety, revitalization of services station, and acquisition of bottles. Additionally, Ipiranga will invest in its technology platform for ERP and satellite systems, with productivity and efficiency gains.

Research and development, trademarks and patents

Research and development

Our main research and development activities for the last three years are concentrated in the following actions:

In the first semester of 2023, the Research and Development (R&D) department successfully concluded the development project of the Ipimax product line. This initiative aims to improve the performance and quality of Ipiranga’s fuel products. To achieve these goals, Ipiranga conducted rigorous tests in both laboratory settings and real-world conditions, with the collaboration of strategic partners, all conceived by its R&D team. These efforts resulted in the creation of products that are gaining recognition in the market, consequently enriching the portfolio with a variety of fuels. In the second semester of 2023, Ipiranga expanded its innovative initiatives to the B2B business segment by introducing the Ipimax Diesel R5, a product containing 5% green diesel.

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

In 2025, Ipiranga further strengthened the positioning of the Ipimax product line across its branded reseller network. Building on the momentum of previous years, Ipimax continued to support our differentiation strategy and represented a meaningful share of the total fuel mix sold through branded service stations. This performance reflects consistent market acceptance of the product line and reinforces its role in delivering improved efficiency and engine performance to customers.

As diesel blends increasingly incorporate renewable components, maintaining fuel stability and performance across the distribution chain becomes increasingly important. In this context, Ipimax Diesel is designed to mitigate sensitivity to typical storage, handling and operating conditions, supporting consistent engine operation, fuel efficiency and reduced maintenance needs throughout transportation, storage and end use.

Throughout the year, Ipiranga also maintained high standards of fuel integrity nationwide. Our quality assurance program performed hundreds of thousands of laboratory analyses across Brazil in 2025, reinforcing our commitment to fuel reliability, regulatory compliance and consumer trust. This structure ensures that the Ipimax portfolio, as well as all fuels supplied through our network, consistently meet stringent standards of quality and performance.

Ultragaz carried out a wide range of research and development activities, mainly related to new applications and services for LPG, internet of things and artificial intelligence applied to LPG metering. Ultragaz has also expanded LPG uses portfolio to agribusiness, with a solution to increase efficiency in grain and seed drying.

In January 2024, Ultragaz, in partnership with Refinaria Riograndense, began distributing bioLPG to its customers, a renewable liquefied gas produced from soybean oil. This initiative reinforces the company's commitment to sustainability by offering an alternative with a lower environmental impact compared to traditional LPG.

In 2025, Ultragaz made significant progress in expanding its portfolio of LPG and energy applications, accelerating operational excellence. As part of this, Ultragaz is testing innovations to improve cylinder reading and quality control, as well as developing algorithms to assess employees’ posture during cylinder loading and unloading.

Trademarks and patents

Ipiranga and its subsidiaries own registrations for the trademarks used in its distribution business, such as Ipiranga, AmPm, Jet Oil, KMV, Clube VIP Ipiranga, Clube do Milhão Ipiranga, Posto 24 horas, Atlantic, Gasolina Original Ipiranga, AmPm Estação, among several others. The 10-year period of validity of the registrations for these trademarks will expire between 2026 and 2035.

Other subsidiaries also own registrations and applications for its main trademarks, such as (i) Ultragaz, Ultragaz Ultrasystem and Brasilgás trademarks for the activities of Ultragaz, (ii) Ultracargo and Ultradata for the activities of Ultracargo, and (iii) Hidrovias for the activities of Hidrovias. The 10-year period of validity of the registrations for these trademarks will expire between 2026 and 2036.

Trend information

We believe that the following significant market trends are the most important trends affecting our results of operations, and we believe this will continue to have a material impact on our results of operations in the future.

LPG business

LPG bulk sales are correlated to economic growth. Thus, an acceleration or deceleration in Brazilian GDP growth can affect our sales volume, since the segment represented 32,6% of the volume sold by Ultragaz in 2025. Bottled LPG is an essential good for Brazilian population and, therefore, it has a relatively low correlation with economic performance.

Any sharp fluctuation in LPG prices charged to LPG distributors can have an impact on Ultragaz’s results if it is unable to maintain its operational margins or sales volume. For more information on LPG prices see “Item 4.B. Information on the Company—Business Overview—Industry and regulatory overview—A. Distribution of LPG—Ultragaz—Prices of LPG.”

Gás do Povo is a national social program instituted in October 2025, that guarantees free bottled 13-kg LPG for more than 15 million low-income families. By expanding access to LPG and reducing the use of firewood and charcoal, the program is expected to increase national LPG demand. For Ultragaz – which participates in the official accreditation of authorized program resellers – the government subsidy generates additional demand and might expand future base of formal consumers.

Liquid bulk storage business

The liquid bulk storage business is significantly influenced by market dynamics that affect supply and demand of the products which are being stored and/or handled, in addition to the increasing demand for efficient and cost-effective logistics solutions.

According to ABTL, in 2025, the liquid bulk storage sector in independent terminals showed a slight decrease compared to the previous year. This was mainly due to a 19% drop in chemicals. However, fuels and corrosives grew by 2% and 7%, respectively, partially offsetting the overall decline. Fuels remain the main product handled, accounting for 67% of the sector’s total volume.

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

According to ANP, several factors contributed to the year’s result:

  consumption of diesel and gasoline in Brazil grew 3.1% and a growth of 7.5% in biodiesel consumption the development of new supply sources of imported derivatives; and
  in 2025, ethanol production (anhydrous and hydrous) declined by approximately 3.0% compared to 2024. Meanwhile, domestic consumption remained essentially stable, suggesting that the contraction was primarily driven by supply dynamics and weaker external demand rather than changes in the internal market

Fuel distribution business

Due to its essential nature for Brazilian society and economy, the demand for fuels presents a relatively low sensitivity to prices. Therefore, the supply dynamics have been the primary determinant of the competitive environment, price conditions, and consequently, the operational margin of the segment in the short term.

Since the end of 2021, Petrobras announced that it would cease to guarantee the supply of fuels to the Brazilian market. As a result, fuel distribution companies were required to purchase part of their fuel needs in the international market. Given that the production of oil-derivatives by local refineries is not very volatile, the main supply lever in the sector in the short term has been the import of fuels, primarily diesel. The main indicator guiding the level of diesel imports is the prices set by Petrobras. When Petrobras’ prices are higher than the import parity price, the level of imports tends to rise, and vice versa.

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

In 2025, Brazil’s fuel distribution market was marked by robust demand growth – supported by favorable economic conditions – and by continued reliance on imported diesel, which reached record volumes as domestic output lagged. Russian supply saw its share decline amid refining outages and sanctions‑related pressures that tightened availability and increased competition for cargoes. Even so, Russia still accounted for a dominant portion of Brazil’s diesel imports.

Strong domestic demand, combined with narrower import‑parity economics, led distributors to maintain significant purchasing activity abroad, while shifting toward a more diversified supplier portfolio compared to 2024. At the same time, the sector underwent a notable shift driven by intensified enforcement actions: large‑scale operations, including Operação Carbono Oculto and related crackdowns, targeted widespread tax evasion, fraud, and adulteration schemes. These actions reduced the presence of irregular players and contributed to a more balanced competitive environment for compliant distributors. For an in-depth discussion on the supply and demand dynamics for the fuel distribution segment, see “Item 4.B. Information on the Company—Business overview—Fuel distribution.”

Waterway Transportation and Logistics Services

Dredging is the process of removing sediments, sand, and other materials that accumulate on the bed of rivers, ports, and navigation channels. This activity is essential to maintain adequate depth and width for vessels, ensuring safe and efficient navigation.

In the world’s main waterway systems, dredging is continuous and planned. South America, by contrast, still relies on a reactive and fragmented approach, in which dredging is performed only in response to climate crises — the opposite of the best practice.

As a result, the waterway transportation business in South America is highly influenced by weather conditions. Since Hidrovias operates in river systems, adverse events such as severe droughts can significantly affect navigability. Variations in water depth or in the width of navigable channels may compromise Hidrovias’ ability to transport cargo efficiently, resulting in operational restrictions and necessary adaptations such as convoy splitting, and, in some cases, even forcing temporary stoppages.

For companies engaged in waterway transport, dredging plays a strategic role in sustaining operations and competitiveness. Dredging and rock removal are fundamental to ensuring full, efficient, safe, continuous and sustainable navigability even during dry seasons, preventing vessel grounding. Moreover, they are essential instruments for multimodal integration, as they increase the predictability of waterway routes and strengthen logistics corridors that connect productive inland areas to seaports.

In the short and medium term, maintenance dredging in key rivers such as the Tapajós is critical to mitigating risks. In the long-term, concessions are considered a positive solution to ensure continuous waterway maintenance through investments in dredging, signaling, buoyage, hydrological monitoring and other activities that are crucial for the flow of grains and minerals.

To mitigate the impacts of extreme events such as droughts, Hidrovias continues to monitor water levels, to conduct hydrological studies to identify the main restriction points, to propose solutions to local governments, and to adapt its operations to navigability conditions.

Unlocking investments in waterway infrastructure is strategic to increase South America’s competitiveness and to contribute to meeting decarbonization targets. Given the region’s significant production of commodities, maintaining the maximum operational draft in the waterways is important to support this growth, reducing logistics costs and reinforcing the region’s position in international trade.

In 2025, the dredging and rock removal works on the Paraguay waterway (South Corridor), combined with more favorable hydrological conditions, reduced navigation restrictions and allowed an increase in volumes transported in 2025, even with lower water levels.

Critical accounting estimates

For an overview of our critical accounting estimates, please see note 2 to our 2025 audited consolidated financial statements included elsewhere in this annual report.

ITEM 6.              DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       Directors and senior management

The following table lists the members of our Board of Directors and senior management as of the date of this annual report:

Name	Position	Years with the Company	Age
Board of Directors
Marcos Marinho Lutz (1)	Chairman	15	56
Jorge Marques de Toledo Camargo	Vice-Chairman	11	71
Fabio Venturelli	Director	3	60
Flávia Buarque de Almeida	Director	7	58
Francisco de Sá Neto	Director	3	60
José Mauricio Pereira Coelho	Director	11	59
Marcelo Faria de Lima	Director	3	64
Peter Paul Lorenço Estermann	Director	3	68
Vânia Maria Lima Neves (2)	Director	1	60
Executive Officers
Rodrigo de Almeida Pizzinatto	Chief Executive Officer	26	49
Alexandre Mendes Palhares	Chief Financial and Investor Officer	1	40
Manuella Carvalho Campos de Oliveira	Officer	2	42
Marina Guimarães Moreira Mascarenhas	Officer	2	39

(1)	Mr. Lutz was elected as Chairman of the Board of Directors of the Company by the Board of Directors at the meeting held on April 16, 2025. Previously, he was re-elected as Chief Executive Officer of Ultrapar and was elected as the Vice-Chairman of the Board of Directors of the Company at the Board of Directors’ meeting held in April 2023. Mr. Lutz was also a member of the Board of Directors until December 2021 and took office as Chief Executive Office in January 2022 and served as Ultracargo’s Officer from 2001 to 2003 and held different positions at Ultracargo from 1994 to 1999.
(2)	Member of the Board of Directors elected for their first term at the Annual and Extraordinary General Shareholders’ Meeting held on April 16, 2025.

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

In December 2024, Ultrapar initiated the transition process for its Chief Executive Officer position. The Board of Directors announced that Marcos Marinho Lutz was appointed by management to join the slate and the position of Chairman of the Board of Directors, to which he was elected at the Company’s Annual General Meeting on April 16, 2025, and to subsequently transition to Executive Chairman. Mr. Lutz also serves as Chairman of the Board of Directors of Ultrapar’s key businesses, including Ipiranga, Ultragaz and Ultracargo. Following the transition process, as of April 16, 2025, the Board elected Rodrigo de Almeida Pizzinatto as Chief Executive Officer and Alexandre Palhares as Chief Financial and Investor Relations.

Summarized below is information regarding the business experience, areas of experience and principal outside business interest of the current members of our Board of Directors and our senior management.

Board of Directors

Marcos Marinho Lutz. Mr. Lutz joined Ultrapar in April 2021 as a member of the Board of Directors and, from January 2022 to April 2025, held the position of Chief Executive Officer of Ultrapar. From April 2023 to April 2025, Mr. Lutz was the Vice-Chairman of Ultrapar’s Board of Directors and has been a member of the People and Sustainability Committee since 2023. As of April 2025, Mr. Lutz is the Chairman of the Board of Directors of the Company. He also holds a position as Director of Ultra S.A. since 2021 and as the Chairman of the Board of Directors of of Ipiranga, Ultragaz and Ultracargo since January 2025. Mr. Lutz has been a member of the Board of Directors of Itau Unibanco S.A. since 2025 and of Corteva Agriscience since 2019. He also served as a Chairman of the Board of Directors of Hidrovias from June 2024 until April 2026, member of the Board of Directors of Votorantim S.A. from 2020 to 2025, Rumo Logística S.A. from 2008 to 2020, and as the Chairman in 2020. Mr. Lutz was a member of the Board of Directors of Comgás S.A. from 2018 to 2020, of Raízen from 2013 to 2020, of Moove S.A. from 2008 to 2020 and of Monsanto S.A. from 2014 to 2018. Mr. Lutz was Chairman of the Infrastructure Council of FIESP (Federação das Indústrias do Estado de São Paulo) from 2015 to 2021 and Chief Executive Officer of Cosan from 2009 to 2020. He graduated as a naval engineer from the University of São Paulo and holds an MBA in marketing, operations and logistics from the Kellogg School of Management.

Jorge Marques de Toledo Camargo. Mr. Camargo joined Ultrapar in April 2015 as a member of the Board of Directors, serving as Vice-Chairman since April 2025, and served as a chairman from 2023 to 2025. He has been a member of the Audit and Risks Committee from 2021 to 2023, and since April 2025, and a member of the Investments Committee from 2019 to 2025 (serving as its coordinator from 2023 to 2025). Mr Camargo also has been member of the Board of Directors of Ultracargo since January 2025 and Chairman of the Board of Directors of Hidrovias since April 2026. Mr. Camargo has been member of the Board of Directors and coordinator of the People, Sustainability and Governance Committee at Vast Infraestrutura S.A. since 2020. He has also been member of the Board of Directors, Strategy Committee and coordinator of the People, Integrity and Sustainability Committee of Prumo Logística S.A. since 2014 and was also a member of the Board of Trustees of Centro Brasileiro de Relações Internacionais (CEBRI) until 2023. Mr. Camargo served as President of IBP from 2015 to 2018 and was a member of its Board of Directors from 2010 to 2023. He was also a senior advisor at McKinsey & Comp., Inc. from 2012 to 2019. Mr. Camargo was a member of the Board of Directors of Odebrecht from 2018 to 2019, and a member of Nexans’ Strategic Advisory Board from 2014 to 2018. In addition, Mr. Camargo worked for Equinor as Senior Vice-President from 2003 to 2004 and was the President of Equinor Brasil from 2005 to 2009. He worked for Petrobras for 26 years, including as an Executive Officer responsible for the international area. He graduated in geology from the University of Brasilia and obtained a master’s degree in geophysics from the University of Texas.

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

Marcelo Faria de Lima. Mr. Lima joined Ultrapar in April 2023 as a member of the Board of Directors and has been the coordinator of the Investments Committee since April 2025. He was a member of the Audit and Risks Committee from 2023 to 2025. From January 2025, he is also member of the Board of Director of Ultragaz. He has also served as the Chairman of the Board of Directors of Kilmasan Klima Sanayl ve Ticaret AS since 2009, of Metalfrio Solutions S.A. since 2004 and of Veste S.A. Estilo since 2008. He received a degree in economics from the Pontifical Catholic University of Rio de Janeiro.

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

Executive Officers

Rodrigo de Almeida Pizzinatto. Mr. Pizzinatto joined Ultrapar in 1999 as an intern and, since then, he has worked in different areas of the Company, including treasury, M&A, corporate planning, and investor relations. From 2012 to 2014, Mr. Pizzinatto was Ultrapar’s officer of M&A, Corporate Planning, and Investor Relations. From 2014 to 2018, Mr. Pizzinatto served as Extrafarma’s officer, responsible for different areas during his tenure, such as expansion, marketing, commercial and logistics. In June 2018, he was named Chief Executive Officer of Extrafarma, leading a strategic revision and turnaround plan for the company. In October 2020, he was nominated Ultrapar’s Chief Financial and Investor Relations Officer. Since June 2024, he is the Vice-Chairman of the Board of Directors of Hidrovias and, since January 2025, he is the Vice-Chairman of the Board of Directors of Ipiranga, Ultracargo and Ultragaz. Since April 2025, Mr. Pizzinatto has been the Chief Executive Officer of Ultrapar. Mr. Pizzinatto graduated in business administration from FGV and holds an MBA degree from the Stanford Graduate School of Business.

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

Marina Guimarães Moreira Mascarenhas. Ms. Mascarenhas joined Ultrapar in 2023 as the General Counsel and is also a member of the Conduct Committee. As of April 2025, she is also Executive Officer of the Company. As of the date of this annual report, she was a member of the Board of Directors of Hidrovias and a member of Ultra Institute. From 2011 to 2023, Ms. Mascarenhas worked at BRMalls, serving as General Counsel from 2018 to 2023 and its Data Protection Officer from 2020 to 2023. She graduated in law from the Pontificial Catholic University of Rio de Janeiro, holds a master’s degree in corporate law and capital markets from Ibmec and completed an executive education program in privacy and data protection at Insper.

B.        Compensation

The Compensation Policy aims to establish the compensation strategy for Ultrapar’s management, members of advisory committees and the fiscal council (when established), and was built to align incentives and strengthen a culture of long-term value creation, encouraging an “owner mindset”. It is based on four premises: (i) establish goals aligned with the Company’s strategic objectives; (ii) recognize performance; (iii) align long-term interests; and (iv) attract and retain talent. Following these principles, we adopt a competitive compensation plan that includes the use of financial, operational and value creation metrics to determine variable compensation targets, market-based benefits, and a long-term equity incentive plan.

In accordance with Circular Letter from CVM/SEP/Annual/2025, from 2020 onwards we ceased to report social security contributions paid by the employer as information on management compensation.

2025	Board of Directors	Executive Officers	Fiscal Council	Total
Number of members (1)	9.00	4.67	6.00	19.67
Number of paid members (1)	8.75	4.67	3.00	16.42
Annual fixed compensation	-	-	-	-
Salary	7.40	8.16	0.24	15.80
Participation in committees	-	-	-	-
Direct and indirect benefits	-	1.21	-	1.21
Other	-	1.78	-	1.78
Variable compensation	-	-	-	-
Short-term variable compensation	-	9.86	-	9.86
Long-term variable compensation	-	-	-	-
Post-employment benefit	-	0.85	-	0.85
Benefits upon termination of employment	-	0.57	-	0.57
Stock-based compensation	4.29	70.06	0.02	74.37
Total compensation	11.69	92.49	0.26	104.44

(1)	Average number of members in the period.

Board members who are also Executive Officers are compensated only for their Executive Officer positions. All effective members of the Fiscal Council (when established) are compensated, unlike their alternates, who are not paid any compensation as they do not perform any activity for the Company in such positions.

The table below shows the highest and average individual compensation recognized in our financial statements for our Directors and Executive Officers in 2025:

Body	Number of paid members	Highest individual compensation	Average individual compensation
	(in millions of Reais, except for the number of members)
Board of Directors	8.75	1.89	1.33
Executive Officers	4.67	52.35	19.81

As of May 2025, new composition of the statutory executive board.

The main components of our management compensation plan are:

Board of Directors

The total compensation of the Company's board members, considering the global compensation limit approved at the General Meeting, includes fixed monthly fees, 60% of which are paid in cash and 40% awarded in a single grant of shares for the entire term of office.

Fixed compensation:

  Fixed fees paid in cash: a fixed monthly amount considering the global compensation approved by the Annual General Shareholders’ Meeting, intended to compensate for the responsibility and complexity inherent to the position, presenting compatible levels with the compensation of board members of Ultrapar’s peer companies. The Chairman and Vice-Chairman earn higher amounts than the other members, due to the higher responsibility inherent to the positions.
  Fixed fees in shares: as approved at the Annual and Extraordinary General Shareholders’ Meeting held on April 19, 2023, the board members are entitled to compensation in shares. Thus, part of the amount of each board member’s fixed compensation is converted into shares, in a single grant at the beginning of the term of office, with a vesting period for the period of the term and lockup period of 2 years after the transfer of the shares. The price for calculation of the number of shares to be granted considers the average value of the Company’s share in the 30 trading sessions that preceded the grant date. The agreements for the grant of these shares include the malus clause, which provides for the retention of unvested shares upon verification of certain irregularities that had benefited the director unlawfully. Fees for participation on statutory committees are not reflected in the calculation of the number of shares to be granted at the beginning of the term.
  Fees for participation in statutory committees:

Audit and Risk Committee

Board members participating in this committee are entitled to an extra monthly amount equivalent to 50% of a board member’s monthly fees, consisting of the two portions mentioned above. Board members acting as committee coordinators shall earn an additional monthly portion equivalent to 70% of a board member’s fixed fees.

Conduct Committee

The Conduct Committee is composed of one external member, who acts as Chairman, and by members of Ultrapar’s management, including the Risks, Integrity and Audit Officer.

Committee members, except for the external members, do not earn any additional compensation for membership of this committee. The external member earns monthly compensation based on market practices as compensation for the responsibilities and complexity inherent to the position and for the professional’s individual contributions and experience.

Other Committees

The Board member participating in any other advisory committee to the Board of Directors is entitled to an extra monthly amount equivalent to 33.33% of a Board member’s monthly fees, consisting of the two portions mentioned above. Board members acting as committee coordinators earn a monthly amount equivalent to 50% of a board member’s fixed fees. If a board member is appointed to more than one committee, the monthly compensation amount paid by the Company shall be as mentioned above, without any limit, regardless of the position held on the Board of Directors.

The Chairman of the Board of Directors is not eligible for additional compensation for participation in these committees. Additionally, fees for participation on statutory committees will not be reflected in the calculation of the number of shares to be granted.

In addition to the fees, the Company shall bear the respective social security contributions when applicable.

Board members who are also part of the Company’s Executive Board shall only be compensated for the position they hold in the Executive Board.

Members of the Board of Directors are not eligible for variable compensation.

Fiscal Council (when assembled)

Fixed compensation:

  Fixed fees: a monthly amount approved by the Annual General Shareholders’ Meeting, intended to compensate for the responsibility and complexity inherent to the position of member of the Fiscal Council, taking market benchmark parameters into account, provided it is not 10% lower than the average monthly salary attributed to the Statutory Executive Officers. The Chairman shall earn higher amounts than the other members due to the higher responsibility inherent to the position.
111

In addition to the fees, the Company shall bear the respective social security contributions when applicable.

Members of the Fiscal Council are not eligible for variable compensation.

Statutory and Non-Statutory Executive Officers

Fixed compensation:

  Salary: a monthly amount paid as compensation for the responsibility and complexity inherent to the position, and for each professional’s individual contribution and experience, attempting to maintain levels compatible with those of peer companies.
  Direct and indirect benefits: the Statutory Executive Officers’ fixed compensation also includes social security contributions, vacation bonus, 13th month salary, healthcare, life insurance, private pension and medical checkup, among others. The purpose of the direct and indirect benefits is to follow market practices.

Variable compensation:

  Short-term incentive (ICP: the plan is paid in cash once a year as part of the profit-sharing program (“PPR”) and aims to foster the achievement of the Company’s short-term results and goals. The officers’ goals are linked to the Company’s financial performance (financial goals) and strategic performance (collective goals). Financial goals, which should have a majority weight, are based on economic and financial results values, highlighting the EBITDA and operating cash flow after investments, so that the results presented are aligned with established minimum goals. Collective goals are aligned with the strategic objectives for the year, and one-third (or 10% of the total ICP) of the goals should be linked to sustainability objectives.
  Long-Term Incentive (ILP): Stock-based incentive plan with annual grant. The plan aims to foster the expansion of the Company’s results and value creation, including the establishment of value creation goals measured by Total Shareholder Return (TSR) and Economic Value Added (EVA) over three-year periods, sharing value creation and the risks inherent to the business and the capital markets. Therefore, it promotes the alignment of long-term interests among shareholders, managers and employees, in addition to strengthening the Company’s ability to attract, retain and align goals with executives.
  The stock-based incentive plan and its respective programs approved by the Board of Directors provides for the transfer of shares at the end of the vesting period, upon fulfillment of all contractual conditions set forth. Additionally, the programs may provide for the granting of usufruct of shares, with payment of dividends between the dates of granting and vesting of shares.
  Post-employment benefit: to encourage long-term savings, Ultrapar has offered, since 2001, a defined contribution supplementary pension plan, managed by Ultraprev – Associação de Previdência Complementar. According to the plan, each executive’s basic contribution is optional and calculated as a percentage of their salary. Ultrapar matches the basic contribution with an equal amount on behalf of the executive, limited to 11% of the monthly reference salary. In addition to contributions to the FGTS system, Ultrapar established in 2010 an end-of-career policy intended to prepare executives for severance and to enable a planned and orderly succession process. This policy is periodically reviewed and the amount of the post-employment benefit arising therefrom may result in additional compensation upon severance.
  Participation in Boards: the participation of the Company's officers in boards of directors or advisory boards of companies directly or indirectly controlled by Ultrapar or companies in which the Company holds a relevant stake will not imply additional compensation for the executive, except in the cases of publicly-held companies, where they will be entitled to the compensation provided for in the respective compensation policy.
  Stock Ownership Guidelines: since 2024, the Executive Officers have also been subject to the Stock Mandatory Ownership guidelines, which define that executives will maintain a minimum shareholding position equivalent to (i) at least 5 times the annual fixed compensation for the Ultrapar’s Chief Executive Officer; or (ii) at least 3 times the annual fixed compensation for the other Statutory Executive Officers, while they hold positions in the Company, demonstrating long-term alignment with the interests of the shareholders.

The Company also adopts:

Malus clause: provides for the retention of uninvested shares if the Company discovers fraud or material mistakes in the financial statements that support the assessment of performance goals, to unduly benefit the participant.

Corporate Clawback Policy: applies to scenarios in which republications of the statement of financial position indicate differences between the amounts recorded and those adopted in the variable compensation of executives by the Company and that results in variable compensation deemed to have been erroneously granted. This policy is available at the Company’s website (ri.ultra.com.br), under the ‘Governance, Bylaws, Codes and Policies’ section, and at the Brazilian Securities and Exchange Commission’s website (www.cvm.gov.br).

The chart below sets forth a historical summary of the vested and unvested shares granted to the members of our Board of Directors, Executive Officers, and members of our Fiscal Council as of December 31, 2025:

	December 31, 2025
Body	Shares granted	Transferred shares
Board of Directors	289,288	281,196
Executive Officers	3,719,232	676,157
Fiscal Council	-	-

C.              Board practices

The management is composed of the Board of Directors and the Executive Officers. As of December 31, 2025, our Board of Directors consisted of nine members, seven of whom being independent members. One of the non-independent Board members is Mr. Marcos Lutz, a shareholder of Ultra S.A., who acted as Chief Executive Officer and Vice-Chairman of the Company. The other non-independent Board member, Mr. Peter Paul Lorenço Estermann, is indirectly related to Ultra S.A. As of the date of this annual report, all the members of our Board of Directors are non-executive members.

Our Bylaws require at least one-third or two, whichever is higher, of the members of our Board of Directors to be independent directors, which exceeds the 20% required by the Novo Mercado listing rules.

In addition, our Bylaws sets forth that the election of the members of the Board of Directors must be made through the nomination of a slate of candidates, unless cumulative voting is requested, and may be reelected. Only the following slates of candidates will be eligible: (i) those nominated by the Board of Directors; or (ii) those nominated by any shareholder or group of shareholders. The nomination of each member of the proposed slate of the management considers the evaluation of the current Board and its committees, that is carried out at least once per term with the support of a specialized consultancy, assessing the Board’s composition, operation and effectiveness, as well as the qualification and dedication of each member. See “Exhibit 1.1—Bylaws of Ultrapar, dated as of April 15, 2026.”

When electing members to the Board of Directors, shareholders will be entitled to request, as required by law and our Bylaws, the adoption of a cumulative voting process, if they do so within, at least, forty-eight hours in advance of the General Shareholders’ Meeting. The minimum percentage of capital necessary for requesting the cumulative voting process is 5% of the shares. In the event the election has been conducted by cumulative voting, the removal of any member of the Board of Directors by the shareholders’ meeting shall entail the removal of the other members, giving rise to a new election. See “Exhibit 1.1—Bylaws of Ultrapar, dated as of April 15, 2026.”

Our Board of Directors must meet every three months and extraordinarily whenever called by its chairman or by any two directors. Each meeting of the Board of Directors requires most of the members to be present, including the Chairman or the Vice-Chairman, before the meeting may commence. The vote of most of the members present is required for the approval of a resolution by the Board of Directors. In case of a tie, the Chairman, or the Vice-Chairman in the Chairman’s absence, will provide the casting vote. In case of urgency, the Chairman of our Board of Directors (or a third party that he/she may appoint) may call a special meeting of the Board of Directors with a shorter notice period than the usual provided, however, that two-thirds of Board members are present in order to commence such special meeting. Our Bylaws establish that a Board member who may have a direct or indirect conflict of interest with the company's interests cannot access information, participate in resolutions and discussions, vote, or intervene in such matters. During 2025, sixteen Board meetings were held, with an average of 98% of meeting attendance.

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

Executive Officers

As of the date of this annual report, we have four Executive Officers, including our Chief Executive Officer.

Executive Officers are elected for a two-year term and can be reelected. For the dates on which our executive officers began holding their respective position, see “Item 6.A. Directors, senior management and employees—Directors and senior management.”

Fiscal Council

Under the Brazilian Corporate Law, the Fiscal Council is a separate corporate body independent of the management and the independent auditors, and it may operate on a permanent or non-permanent basis. According to the Brazilian Corporate Law, a Fiscal Council acting on a non-permanent basis is required to be formed when requested by 10% of voting shareholders in an Annual General Shareholders’ Meeting. However, pursuant to CVM Resolution 70/22, in the case of Ultrapar, holders of 2% of the voting capital are entitled to request the installation of the Fiscal Council. The members of the Fiscal Council elected by our shareholders shall hold office only until the next Annual General Shareholders’ Meeting, at which shareholders will resolve on the installation of the Fiscal Council and elect its members for the ensuing term. The Fiscal Council must meet at least four times per year. Since its establishment, in July 2005, our Fiscal Council has been meeting on a regular basis. In 2025, the Fiscal Council was not installed.  At the Annual and Extraordinary General Shareholders’ Meeting held on April 15, 2026, the Fiscal Council was not installed.

Under the Brazilian Corporate Law, individuals who are members of our Board of Directors or our Executive Board or are employees or spouses or relatives of any member of our management are not eligible to serve on the Fiscal Council. To be eligible to serve on our Fiscal Council, a person must be a resident of Brazil and either hold a university degree or have been a Company officer or Fiscal Council member of another Brazilian company for at least three years prior to the election to our Fiscal Council. Our Fiscal Council, when installed, shall have the duties and obligations provided by the Brazilian Corporate Law, which includes, among others, the examination of the statements of financial position and other financial statements periodically prepared by the Company, at least every three months, and the examination of the accounts and financial statements for the fiscal year and issue an opinion on them. See “Exhibit 1.1—Bylaws of Ultrapar, dated as of April 15, 2026.”

Committees of the Board of Directors

Audit and Risks Committee

Our Bylaws, as approved at the Annual and Extraordinary General Shareholders’ Meeting held on April 15, 2026, establish the Audit and Risks Committee as an ancillary body of the Board of Directors. Pursuant to SEC and NYSE requirements, the Audit and Risks Committee shall be comprised of at least three members, all of them members of the Board of Directors and all of them independent. As required by the applicable regulations of the CVM, at least one member shall have recognized experience in corporate accounting matters. As of the date of this annual report, the Audit and Risks Committee appointed Mr. José Mauricio Pereira Coelho to act as financial expert as that term is defined by the SEC in its final rules implementing Section 407 of the Sarbanes-Oxley Act of 2002. A single member of the Audit and Risks Committee may concentrate on the foregoing requirements. All members shall be elected by the Board of Directors for a term of office of two years, and the term shall coincide with the term of office of the Directors. The member of the Audit and Risks Committee who ceases to hold said position may only rejoin the committee after at least three years have elapsed since the end of the term of office.

The Audit and Risks Committee shall (a) recommend to the Board of Directors the retention and dismissal of independent audit services, as well as propose to the Board of Directors the nomination of the independent auditor and their replacement; (b) review the management report and the financial statements of the Company and of its controlled companies, and provide the recommendations it deems necessary to the Board of Directors; (c) review the quarterly financial information, interim statements, and financial statements prepared by the Company; (d) monitor the activities of the Company’s internal audit and internal controls departments, including follow-up and assessment of the effectiveness and sufficiency of the internal control structure and of the internal and independent audit processes of the Company and of its controlled companies, including in relation to the provisions set forth in the Sarbanes-Oxley Act, submitting the recommendations it deems necessary for the improvement of policies, practices and procedures; (e) evaluate and monitor the Company’s risk exposure per the Corporate Risk Management Policy, as well as provide its opinion on any review of the contents thereof, in addition to advising the Board of Directors in connection with the setting of acceptable risk levels; (f) review, monitor and recommend to management any corrections or improvements to be made to the Company’s corporate policies, including the Conflict of Interest and Related Party Transactions Corporate Policy; (g) establish procedures for the acceptance and handling of information submitted by any party relating to alleged noncompliance with applicable legal and regulatory requirements applicable to the Company, in addition to internal regulations, policies and codes, including procedures for confidential or anonymous submission, safeguarding information secrecy; (h) interact with the other Company’s governing bodies in connection with the receipt and review of information on noncompliance with legal and regulatory requirements applicable to the Company, as well as with internal regulations, policies and codes; and (i) provide its opinion on the matters submitted to it by the Board of Directors, as well as on those matters it determines to be relevant. See “Exhibit 1.1—Bylaws of Ultrapar, dated as of April 15, 2026.”

As of the date of this annual report, the composition of the Audit and Risks Committee is as follows:

Name	First year of appointment
José Mauricio Pereira Coelho (coordinator and financial expert)	2019
Jorge Marques de Toledo Camargo	2019[1]
Vânia Maria Lima Neves	2025

¹ The appointment year reflects two terms

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

People and Sustainability Committee

Our Bylaws establish the People and Sustainability Committee as an ancillary body of the Board of Directors. The People and Sustainability Committee shall comprise mostly directors, with at least two independent directors, and its duties shall be as follows: (a) propose to the Board of Directors the compensation to be paid to the directors and executive officers and senior employees of the Company and its controlled companies, to the members of the committees and of other governing bodies assisting the Board of Directors, pursuant to the proposal received from the Chief Executive Officer, and periodically revise the parameters and guidelines and, as a result, the compensation policy and other benefits of the Company; (b) propose to the Board of Directors, pursuant to the proposal received from the Chief Executive Officer, the overall compensation of the directors and executive officers of the Company, which shall be submitted to the shareholders’ meeting, and propose the individual compensation of the Executive Officers; (c) ensure that the Company prepares itself adequately for the succession of its directors, executive officers and other key employees, particularly the Chief Executive Officer and the statutory executive officers; (d) carry out diligence and supervise the steps taken to ensure that the Company adopts a model of competence and leadership, attraction, retention and motivation in line with its strategic plans; and e) carry out diligence and supervise the steps and goals proposed by management related to the sustainability of operations and the development of its material themes, as well as monitoring their compliance. See “Exhibit 1.1—Bylaws of Ultrapar, dated as of April 15, 2026.”

The People and Sustainability Committee was installed by the Board of Directors at the meeting held on November 9, 2011. As of the date of this annual report, the composition of the People and Sustainability Committee is as follows:

Name	First year of appointment
Flávia Buarque de Almeida (coordinator)	2023
Francisco de Sá Neto	2023
Marcos Marinho Lutz	2023

Investments Committee

Our Bylaws establish the Investments Committee as an ancillary body of the Board of Directors. The Investments Committee shall be responsible for the following duties: (a) evaluate and recommend the Company’s relevant investments, acquisitions or divestments as provided in the policies adopted by the Company; and (b) monitoring the capital allocation strategy and the portfolio management of the Company as defined by the Board of Directors, including mergers and acquisitions. See “Exhibit 1.1—Bylaws of Ultrapar, dated as of April 15, 2026.”

As of the date of this annual report, the composition of the Investments Committee is as follows:

Name	First year of appointment
Marcelo Faria de Lima (coordinator)	2025
Fabio Venturelli	2023
Peter Paul Lorenço Estermann	2023

Corporate governance

We are incorporated under the laws of Brazil, and we are subject to Brazilian laws related to corporate governance. Under the Brazilian Corporate Law, there are no legal requirements with respect to corporate governance regarding (i) meetings of non-management directors, (ii) the mandatory establishment and composition of certain board committees or (iii) the adoption and disclosure of corporate governance guidelines or codes of business conduct and ethics. As a non-U.S. issuer, we are exempt from adopting certain NYSE corporate governance requirements. However, we aim to ensure that best practices, recommendations, and standards of corporate governance are employed in our functioning and operations. As of December 31, 2025, we had adopted certain corporate governance practices, such as the requirement that at least one-third of the members of the Board of Directors be independent, the implementation and permanent revision of a code of ethics for Ultra S.A., Parth, senior officers and all employees, and the implementation of the Investments, People and Sustainability, and Audit and Risks Committees. It is worth noting that currently the Board of Directors is composed of 78% of independent members. According to our Bylaws, the Fiscal Council acts on a non-permanent basis and should be installed when requested by our shareholders as set forth in the Brazilian Corporate Law.

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

In addition, we have provisions that exceed such requirements. For example, according to the rules of Novo Mercado, the minimum percentage of independent members of the Board of Directors is set at 20%, while a minimum of one-third is required in our Bylaws. Our Bylaws also establish a mandatory tender offer for 100% of the Company’s shareholders in the event a shareholder, or a group of shareholders acting in concert, acquire or become holder of 20% of the Company’s shares, excluding treasury shares. Our Bylaws do not establish any limitation on voting rights, special treatment to current shareholders, public tender offers for a price above that of the acquisition price of shares or any other poison pill provisions, thus assuring the effectiveness of a majority shareholders’ approval on all matters to be deliberated. See “Exhibit 1.1—Bylaws of Ultrapar, dated as of April 15, 2026.”

Termination agreements

Not applicable.

D.    Employees

As of December 31, 2025, we had 11,302 employees. The following table sets forth our number of employees per line of business at the dates indicated:

	Number of employees (1)
	As of December 31,
	2025	2024	2023(2)
Ipiranga	4,499	4,512	5,058
Ultragaz	3,694	3,711	3,556
Ultracargo	859	843	856
Hidrovias	1,732	-	-
Ultrapar (Holding)	133	149	175
Others	385	343	364
Ultrapar	11,302	9,558	10,009

(1)	Excluding interns, apprentices, on leave and retirees.
(2)	2023 headcount revised to reflect new criteria (includes only active employees and employees on leave for up to 12 months). Additionally, the number of Ipiranga was adjusted, incorporating Millenium, Serra Diesel, and KMV (formerly abastece aí) consolidated in Ultrapar Mobilidade.

Ultrapar’s employees are covered by collective agreements with the labor unions that represent different industry sectors. Ultragaz’s and Ipiranga’s employees are covered mainly by the ore and oil products commerce labor union; Ultracargo’s employees are covered mainly by the general goods handling and general administrative assistants labor union; Hidrovias’ employees are covered mainly by by collective agreements with the labor unions that represent the industry sector, such as Port unions and by the São Paulo State Union of Autonomous Commercial Agents and Professional Services Employees; and the Holding’s and the SSC’s employees are covered in the trade union of autonomous commerce agents and advisory, expertise, information and research, and accounting services companies. These are the labor unions that cover most of the employees in their respective businesses, but there are other labor unions which cover our employees to a lesser degree, for example, those that represent the port and railway transportation sectors. All agreements, signed between the companies and labor unions of each sector, address social, financial, labor union and labor relations issues.

In 2001, our Board of Directors approved the adoption of a defined contribution pension plan to be sponsored by Ultrapar and each of its subsidiaries. Participating employees have been contributing to this plan, managed by Ultraprev (Complementary Pension Association), since 2001. Under the terms of the plan, every year each participating employee chooses his/her basic contribution to the plan. Each sponsoring company provides a matching contribution in an amount equivalent to each basic contribution, up to a limit of 11% of the employee’s base salary, according to the rules of the plan. As participating employees retire, they may choose to receive either (i) a monthly sum ranging between 0.3% and 1.0% of their respective contribution (including accumulated funds) in Ultraprev or (ii) a fixed monthly amount which will exhaust their respective contribution (including accumulated funds) over a period of 5 to 35 years. The sponsoring company does not guarantee the amounts, or the duration of the benefits received by each employee that retires. The total number of participating employees as of December 31, 2025, was 3,966 and 314 retired participants (3,801 active participants and 297 retired participants as of December 31, 2024). In addition, Ultraprev has 20 former employees or beneficiaries receiving benefits according to the rules of the previous plan whose reserves are fully constituted.

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

Since February 2020, the Company’s Board of Directors confirmed the issuance of 2,594,076 common shares, within the authorized capital limit provided by the Article 6 of our Bylaws, due to the partial exercise of the rights conferred by the subscription warrants issued by the Company as a result of the merger of all Extrafarma shares into the Company as approved by the Extraordinary General Shareholders’ Meeting held on January 31, 2014. For more information about these subscription warrants, see Note 19 to our Consolidated Financial Statements. As of the date of this annual report, our subscribed and paid-in capital stock consisted of 1,115,849,873 common shares, all of which have equal voting and equity rights.

The table below sets forth the number of our common shares beneficially owned, as of the date of this annual report, by each of our current directors and executive officers including through their participation in Ultra S.A.:

	Total
	Common shares	%
Board of Directors
Marcos Marinho Lutz (1)(2)	9,066,761	1%
Jorge Marques de Toledo Camargo	100,428	0%
Fabio Venturelli	30,128	0%
Flávia Buarque de Almeida	30,128	0%
Francisco de Sá Neto (4)	1,376,876	0%
José Mauricio Pereira Coelho	30,128	0%
Marcelo Faria de Lima	30,128	0%
Peter Paul Lorenço Estermann	30,128	0%
Vânia Maria Lima Neves (3)	-	0%
Executive Officers
Rodrigo de Almeida Pizzinatto	2,349,990	0%
Alexandre Mendes Palhares	233,436	0%
Manuella Carvalho Campos de Oliveira	115,296	0%
Marina Guimarães Moreira Mascarenhas	276,521	0%
Board of Directors and Executive Officers	13,669,948	1%
Total	1,115,849,873	100%

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
(4)	The position includes common shares and he Company’s ADSs

Since 2003, Ultrapar has adopted stock-based compensation plans for certain executives. For more information about these plans, see “Item 6.B. Directors, senior management and employees — Compensation” and Note 8.c to our Consolidated Financial Statements.

F.       Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

ITEM 7.              MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major shareholders

The table below shows the capital stock of Ultrapar as of April 23, 2026:

	Total
	Common shares	%
Shareholders
Ultra S.A.	279,593,690	25.1
Parth	85,667,912	7.7
Canada Pension Plan Investment Board.	56,341,152	5.0
BlackRock, Inc.	55,813,586	5.0
Shares held in treasury	47,082,554	4.2
Others	591,350,979	53.0
Total	1,115,849,873	100

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

On May 4, 2023, Ultra S.A. and Parth informed the Company that the shareholders bound by the 2020 Shareholders’ Agreement increased their ownership position in the Company. A total of 35.3% of the Company’s capital stock is bound by the 2020 Shareholder’s Agreement as of April 2026.

Ownership and capital structure of Ultra S.A. and Parth

As of April 23, 2026, Ultra S.A. and Parth owned approximately 25.1% and 7.7% respectively, of Ultrapar’s shares. As of April 23, 2026, the capital stock of Ultra S.A. and Parth were beneficially owned as follows:

Ultra S.A.	Total
	Shares	%
Shareholders
Pátria	26,021,869	20%
Fabio Igel (1)	22,001,098	17%
Ana Maria Levy Villela Igel	20,004,873	15%
Christy Participações Ltda	9,378,670	7%
Joyce Igel de Castro Andrade	8,075,944	6%
Marcia Igel Joppert	7,426,384	6%
Others	30,192,592	23%
Subtotal	123,181,797	95%

Directors and officers
Marcos Marinho Lutz (1)	6,629,703	5%
Total directors and officers	6,629,703	5%
Total	129,731,033	100%

(1)	Includes the ownership of 50.1% and 49.9% of IgelPar held by Mr. Igel and Mr. Lutz, respectively. See “Item 4.A. Information on the Company—History and development of the Company—Corporate events.”

Parth	Total
	Shares	%
Shareholders
Jennings Luis Igel Hoffenberg	61,788,141	36%
Pedro Igel de Barros Salles	59,144,754	34%
Bettina Igel Hoffenberg	42,267,183	24%
Venus Quartz LLC	9,595,506	6%
Total shareholders	172,795,584	100%

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

The 2018 Shareholders Agreement’s main terms were substantially related to (i) how Ultra S.A., Parth and its shareholders should vote at Ultrapar’s Shareholders’ Meetings; (ii) procedures to exchange any party’s shares in Ultra S.A. or in Parth for shares of Ultrapar; and (iii) procedures applicable to the exercise of right of first refusal, preemptive rights and tag-along rights. Additionally, any third-party purchasing Ultra S.A.’s shares bound by the Shareholders’ Agreement must agree to be bound by the Shareholders’ Agreement.

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

On August 18, 2020, Ultra S.A. and Parth entered into the 2020 Shareholders’ Agreement to include Pátria in its capacity as Ultra S.A.’s shareholder then holding a 20% stake in Ultra S.A.’s capital stock, as consenting intervening party, therefore bound by the provisions of the 2020 Shareholders’ Agreement. The 2020 Shareholders’ Agreement replaced the 2018 Shareholders’ Agreement in its entirety, and the terms and conditions remain substantially the same as the latter. See “Exhibit 2.9 - Shareholders’ Agreement dated August 18, 2020.”

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

Furthermore, the Company was notified by Ultra S.A. of the execution of an amendment to the Ultrapar Shareholders’Agreement, in order to provide for changes to the exercise of the preemptive right set forth therein, relating to usufruct and fideicommissary rights, as well as the adhesion of Ms. Maria Tereza Igel, the usufructuary, to the Agreement, without any qualifications or reservations, under the terms and conditions set forth therein. In May 2024, the Company was informed by Ultra S.A. of the adhesion of Mr. Renato de Toledo Piza Ferraz to the Ultrapar Shareholders’ Agreement.

On December 2025, an amendment to the Shareholders’ Agreement was executed to reflect the creation of redeemable preferred shares, as well as to adjust the rules governing migration among holding company shareholders and to formalize the accession of the new shareholders Cristiana Coutinho Beltrão and Maria Beltrão Saldanha Coelho, partners of Christy Participacoes. The amendment also covered the exercise of the migration right by Pedro Wongtschowski, who ceased to be a signatory to the Agreement. The fundamental principles of the Agreement remain unchanged.

A total of 35.3% of the Company’s capital stock is bound by the 2020 Shareholder’s Agreement as of April 2026. See “Exhibit 2.11—Shareholders’ Agreement dated August 18, 2020.”

B.              Related party transactions

As of December 31, 2025, Ultrapar is responsible for guarantees and securities provided to subsidiaries in the amount of R$18,685.0 million. This disclosure of related party transactions is provided for purposes of the rules governing Annual Reports on Form 20-F and is not meant to suggest that these matters should be considered related party transactions under IFRS.

The related parties’ transactions for financial statements purposes are transactions between the subsidiaries of the Ultrapar with joint-ventures and associates companies that are not eliminated in the consolidation of financial statements. The main related parties’ transactions are related to RPR, Chevron’s companies and Hidrovias. See Note 8.a to our Consolidated Financial Statements for a detailed breakdown of related party transactions as of December 31, 2025.

C.              Interests of expert and counsel

Not applicable.

ITEM 8.              FINANCIAL INFORMATION

A.      Consolidated statements and other financial information

For our consolidated financial statements and notes thereto see “Item 18. Financial Statements.”

Dividends and distribution policy

Dividend policy. The bylaws of a Brazilian company may establish a minimum percentage of the net income that must be paid to shareholders as mandatory dividends. The amounts due as dividends may be paid as interest on net equity. As of December 31, 2025, our Bylaws provided for a mandatory dividend of at least 25% of the Company’s adjusted net income, after the allocation of 5% of the net income to the legal reserve.

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

Under the Brazilian Corporate Law, the net income may be reduced or increased by the following:

  amounts allocated to the legal reserve
  amounts allocated to the statutory reserve, if any
  amounts allocated to the contingency reserve, if required
  amounts allocated to the unrealized profit reserve
  amounts allocated to the income tax exemption reserve
  amounts allocated to the retained profit reserve
  reversions of reserves registered in prior years, in accordance with Brazilian GAAP; and
  reversions of the amounts allocated to the unrealized profit reserve, when realized and not absorbed by losses
121

Legal reserves. We are required to maintain a legal reserve to which we must allocate 5% of our net income until the amount of our legal reserve equals 20% of paid-in capital. We are not required to make any allocations to the legal reserve for any fiscal year in which such reserve, when added to our capital reserves, exceeds 20% of our capital stock. Accumulated losses, if any, may be charged against the legal reserve. Other than that, the legal reserve can only be used to increase our capital.

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

Unrealized profits reserves. Under the Brazilian Corporate Law, when the mandatory dividend amount exceeds the realized net income in a given fiscal year, our shareholders may elect, upon a proposal of our Board of Directors, to allocate some or all the excess dividend amount to any unrealized profits reserve. The Brazilian Corporate Law defines “realized” net income as the amount by which the company’s net income exceed the sum of (i) its net positive results, if any, from the equity method of accounting for earnings and losses of the company’s subsidiaries and certain of its affiliates and (ii) the profits, gains or returns that will be received by the company after the end of the next fiscal year. The distributable amount is increased by the profits that were allocated to such reserves when they are realized.

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

As an alternative form of payment of dividends, Brazilian companies may distribute interest on capital, which payments may be treated by a company as a deductible expense for income and social contribution taxes purposes. Payments of interest on capital may be made at the discretion of our Board of Directors, subject to the approval of the holders of our common shares. Payments of interest attributed to shareholders’ equity, net of withholding tax, may be distributed as part of the minimum mandatory dividends, to the extent that they do not exceed the limits described below. This interest is calculated in accordance with the daily pro rata variation of the Brazilian government’s TJLP, as determined by the Central Bank from time to time, and cannot exceed the greater of:

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

The amount of retention of profits and investments reserve are free of distribution restrictions and totaled R$7.3 billion as of December 31, 2025.

We usually pay dividends or interest on equity twice a year – interim dividends or interest on equity are paid after the reporting of the second quarter financial statements and the remaining is paid after the reporting of the annual financial statements.

We declared dividends to our shareholders of R$1.4 for 2025. On August 29, 2025, the Company distributed the amount of R$326 million for the interim dividends’ payment (equivalent to R$0.30 per common share). On December 16, 2025, the Company distributed the amount of R$1.1 billion (equivalent to R$1.0 per common share).

The following table sets forth the dividends per share distributed by Ultrapar in the last three years.

Dividend history

Year ended December 31,	Common shares (1)
	(in Reais per share)	(in US$ per share) (2)
2025	1.4	0.24
2024	0.70	0.11
2023	0.65	0.13

(1)

The number of shares used in the dividends per share calculation has not been retrospectively adjusted to reflect the issuance of common shares that occurred as a result of the partial exercise of the subscription warrants issued to the former Extrafarma shareholders.

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

Shareholders who are not residents of Brazil must register with the Central Bank to have dividends, sales proceeds or other amounts with respect to their shares eligible to be remitted in foreign currency outside of Brazil. The shares underlying the ADSs will be held in Brazil by Itaú Corretora de Valores S.A. (custody), as agent for the Depositary. For purposes of the registration requirement, the Depositary is deemed to be the stockholder of the shares underlying the ADSs. The Depositary will register such common shares with the Central Bank.

Payments of cash dividends and distributions, if any, will be made in Brazilian currency to the Custodian on behalf of the Depositary. The Custodian will then convert such proceeds into U.S. dollars and will cause such U.S. dollars to be delivered to the Depositary for the distribution to holders of ADSs. See “Description of American Depositary Receipts” in our Registration Statement filed on Form F-1, declared effective on April 12, 2005. If the Custodian is unable to convert immediately the Brazilian currency received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADSs may be adversely affected by devaluations of the Brazilian currency that may occur before such dividends are converted and remitted. See “Item 3.D. Key information—Risk factors—Risks relating to Brazil.”

Dividends paid by a Brazilian Corporation, in cash or in kind, in respect of the shares paid to shareholders who are not Brazilian residents, including holders of ADSs, are not subject to withholding income tax in Brazil to the extent that such amounts are related to profits generated after January 1, 1996. Dividends paid from profits generated before January 1, 1996, may be subject to Brazilian withholding income tax at varying rates, according to the tax legislation applicable to each corresponding year.

Distributions of interest attributable to shareholders’ equity are currently subject to withholding tax at a rate of 15%, or 25% in the case of a shareholder domiciled in a “tax haven.” See “Item 10.E. Additional information—Taxation—Brazilian tax considerations.” Effective January 1, 2026, Brazilian law increased the withholding income tax rate on interest on shareholders’ equity (juros sobre capital próprio) from 15% to 17.5%.

Legal proceedings

Provisions for tax, civil and labor risks. The Company and its subsidiaries are parties to tax, civil, environmental, regulatory, and labor disputes at the administrative and judiciary levels. As of December 31, 2025, the amount of these provisions for tax, civil and labor risks was R$534.6 million (R$49.2 million for current provisions and R$485.4 million for non-current provisions). For more information about provisions for tax, civil and labor risks, see Note 18.a to our Consolidated Financial Statements.

Contingent liabilities. The Company and its subsidiaries are party to tax, civil, environmental, regulatory and labor claims whose likelihood of loss is assessed by the legal department of the Company and its subsidiaries as possible. Based on the opinion of its external legal advisors and based on these assessments, no provisions were made for these claims in the financial statements. As of December 31, 2025, the total amount involved in proceedings for which the risk of loss was classified as possible was R$7,271.6 million, of which R$6,027.9 million, R$867.3 million and R$376.4 million were respectively related to contingent liabilities from (i) tax matters and social security matters; (ii) civil, environmental and regulatory claims; and (iii) labor matters. For more information about provisions for contingent liabilities, see Note 18.b to our Consolidated Financial Statements.

Antitrust matters

Consortium agreement with Supergasbrás for sharing plants. A consortium agreement between Ultragaz and Supergasbrás was duly submitted to CADE on July 12, 2022. The agreement covers the sharing of LPG storage and filling plants on a country-wide level. On March 28, 2023, the General Superintendence of CADE issued a decision for the approval of the transaction without restrictions. On April 12, 2023, the General Superintendence of CADE’s decision was challenged. On August 16, 2023, CADE approved the agreement through the execution of a Merger Control Agreement (“Acordo de Controle de Concentrações”), which preserves the rationale of the consortium.

Divestment of Oxiteno. The sale of 100% of Ultrapar’s interest in Oxiteno, amounting to 100% of Oxiteno’s share capital, to Indorama was duly submitted to CADE on November 11, 2021. On March 7, 2022, the General Superintendence of CADE issued a decision approving the transaction without restrictions. On March 24, 2022, CADE issued a certificate (“certidão de trânsito em julgado”) formalizing the definitive approval of such decision. On April 1, 2022, the transaction was closed.

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

Investment in Glazed Brasil S.A. (“Glazed”). On February 8, 2024, Ultra Mobilidade Ltda., though its subsidiary AMPM Comestíveis Ltda, executed a Joint Venture Agreement with Glaze International Holding LTD. regulating the subscription of shares representing 55% of Glazed’s total and voting capital stock. Such transaction was approved by CADE on March 14, 2024, and closed on April 11, 2024.

Acquisition of a stake in Witzler Participações S.A. On June 10, 2024, Ultrapar, through its subsidiary Companhia Ultragaz S.A., signed an agreement for the acquisition of a 51.7% stake in Witzler Participações S.A. The transaction was approved by CADE on July 8, 2024, and closed on September 1, 2023.

Acquisition of gas stations from Grupo Pão de Açúcar. On June 26, 2024, Ultrapar, through its subsidiary Conveniências Millennium Ltda., signed an agreement for the acquisition of 49 gas stations from Grupo Pão de Açúcar. This acquisition aims to maintain these stations in the network of around 6 thousand Ipiranga gas stations distributed throughout Brazil. The transaction was approved by CADE on July 22, 2024. The closing of the transaction is being carried out on a unitary basis; therefore, as of this date, there are still gas stations pending closure, subject to other conditions precedent.

Partnership with Supergasbrás for the construction of an LPG port terminal. A partnership agreement between Ultragaz and Supergasbrás was duly submitted for approval by CADE on November 29, 2024, for the construction and operation of a terminal at the Port of Pecém (state of Ceará) for handling LPG. The transaction was approved by CADE on August 20, 2025. The Company will keep the market duly informed of any relevant updates related to this project.

Acquisition of relevant ownership position in Hidrovias. On March 24, 2024, the Company executed, through Ultra Logística, an indirect subsidiary of Ultrapar, a share purchase and sale instrument for the acquisition of 128,369,488 shares of Hidrovias, which represented 16.88% of its capital stock at the time. For more information, see “Item 4.A. Information on the Company—History and development of the Company—Recent developments.” The transaction was closed on May 7, 2024, increasing the Company’s stake in Hidrovias from 19.09% to 35.97%. The Company also requested CADE’s approval to increase its stake in Hidrovias in September 2024. On May 8, 2025, as a result of the capital increase, Ultrapar became the first controlling shareholder of Hidrovias, with 50.15% of its total share capital. As of December 2025, Ultrapar held a stake equivalent to 58.72% of Hidrovias' share capital.

Divestment of Hidrovias do Brasil – Cabotagem. The sale of 100% of Hidrovia’s interest in Hidrovias – Cabotagem, amounting to 100% of Hidrovias - Cabotagem’s share capital to Companhia de Navegação Norsul was duly submitted to CADE on March 20, 2025. On March 28, 2025, CADE issued a decision approving the transaction without restrictions. On November 3, 2025, Hidrovias announced the closing of the transaction.

Investment in MI TRR Transportadora Retalhista E Revendedora De Combustíveis S.A (“MI TRR”). On October 21, 2024, Ultra Mobilidade Ltda., though its subsidiary Neodiesel Ltda., executed an Investment Agreement with MI TRR regulating the subscription of shares representing 51% of MI TRR's total and voting capital stock. Such transaction was approved by CADE on December 17, 2024, and closed on July 21, 2025.

Acquisition of Neoagro. On February 14, 2025, Ultra Mobilidade Ltda., though its subsidiary Neodiesel Ltda., executed an Acquisition Agreement with Cacique Participação Ltda., regulating the subscription of shares representing 60% of Neoagro’s total and voting capital stock. Such transaction was approved by CADE n September 11, 2025, and closed on November 17, 2025.

Investment in Petrovila. On September 19, 2025, Ultra Mobilidade Ltda., though its subsidiary Neodiesel Ltda., executed an Investment Agreement with Petrovila regulating the subscription of shares representing 60% of Petrovila’s total and voting capital stock. Such transaction was approved by CADE on November 19, 2025, and closed on December 1, 2025.

Investment in Virtu. On October 24, 2025, the Company, through its subsidiary UVC Investimentos Ltda, executed an Investment Agreement with Virtu regulating the subscription of shares representing 43.7% of Virtu’s total capital stock and 37.5% of Virtu’s voting capital stock. Such transaction was approved by CADE on January 05, 2026, and closed on January 6, 2026.

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

Since our shares are listed on the Novo Mercado, we are required to comply with heightened requirements for corporate governance. In addition, we are not permitted to issue preferred shares or any shares with restricted voting rights while listed in this segment pursuant to its rules. As of January 2, 2018, the new rules for Novo Mercado came into effect. Our Bylaws were amended on April 10, 2019, to reflect these rules.

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

As of December 31, 2025, our subscribed and paid-in capital stock consisted of 1,115,849,873 common shares, all of which have equal voting and equity rights, with no par value, of which 47,143,051 common shares were held in treasury.

As of the date of this annual report, the Company’s capital stock is represented by 1,115,849,873 common shares, all of them nominative and with no par value.

Subscription warrants

As a result of the Extrafarma transaction, the Company issued subscription warrants to the former Extrafarma shareholders which could potentially lead to the issuance of up to 6,411,244 shares, considering the stock split approved in April 2019 (3,205,622 shares prior to the April 2019 stock split). Since 2020, the subscription warrants have been partially exercised, with an issuance of 2,936,767 common shares, to former Extrafarma shareholders. As of the date of this annual report, the exercise of the remaining subscription warrants by the former Extrafarma shareholders could potentially lead to the issuance of up to 2,663,950 additional shares of Ultrapar. For more information about these subscription warrants, see Note 19 to our Consolidated Financial Statements.

Voting rights

Each common share entitles its holder to one vote at the matters of the Shareholders’ Meetings, in accordance with the Brazilian Corporate Law, our Bylaws and the Novo Mercado regulations. For more detailed information with respect to the voting rights of our common shares see our Form 8-A filed with the SEC on August 15, 2011, in the section “Description of Capital Stock—Shareholders’ Meetings” and “Exhibit 2.8 - Description of Securities Registered under Section 12 of the Exchange Act.”

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

Deregistration as publicly held company

We may only deregister as a publicly-held company if such deregistration is approved by a majority of the shareholders present at a Shareholders’ Meeting, which shall be conditioned to: (i) the launching of a public tender offer for the acquisition of all of our outstanding shares - in accordance with the provisions of the Brazilian Corporate Law, the CVM rules and regulations, the Novo Mercado regulation and our Bylaws, by us, our controlling shareholders or a group of controlling shareholders and (ii) the acceptance of at least two thirds of the shareholders representing the free float that show up at the tender offer auction (whether by selling their shares or expressly agreeing with the deregistration), in which case we would become a privately-held company. The price offered for such outstanding shares must at least correspond to the fair value of such shares as set forth in the respective appraisal report issued by a specialized institution with proven experience hired by the offeror for the purposes of the tender offer.

Shareholders holding at least 10% of the free fluctuation of our shares may require our management to call a special Shareholders’ Meeting to determine whether to perform another valuation using the same or a different valuation method. This request must be made within 15 days following the disclosure of the price to be paid for the shares in the public tender offer. If the new valuation price is equal to or lower than the original valuation price, the shareholders making such requests as well as those who vote in its favor must reimburse the Company for any costs incurred in preparing the new appraisal report. If the new valuation price is higher than the original valuation price, the offeror shall then decide whether to proceed with the public tender offer observing the new price or withdraw the tender offer, in which case the Company will continue to be registered as a publicly held company.

Withdrawal from the Novo Mercado

According to the new Novo Mercado Listing Rules – applicable as of January 2, 2018 – and to our Bylaws, the withdrawal from the Novo Mercado may be: (i) voluntary; or (ii) mandatory, as a result of the violation of any of the rules of the Novo Mercado or the deregistration as publicly-held company.

The withdrawal, however, shall only occur after the launching of a public tender offer for the Company’s outstanding shares, which shall (i) follow, as applicable, the CVM regulation that rules that the mandatory tender offer for the deregistration as publicly held company (including the abovementioned possibility to request a second valuation report); (ii) be launched at a fair price, as appointed in the appraisal report issued by a specialized institution with proven experience for the purposes of the tender offer; and (iii) be approved by at least one-third of the shareholders representing the free float that participate in the tender offer auction (whether by selling their shares or expressly agreeing with the withdrawal from the Novo Mercado).

The obligation to launch such public tender offer, however, may be waived by many of the shareholders representing the Company’s free float present at the Shareholders’ Meeting convened to resolve that matter. Such Shareholders’ Meeting may be held on first call with the attendance of shareholders representing two thirds of the free float or, on second call, with the attendance of any number of shareholders representing the free float.

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

Pursuant to the new rules of the Novo Mercado and to our Bylaws, the voluntary withdrawal shall be preceded by a public tender offer at fair market value. For the withdrawal to move forward, shareholders representing more than one-third of the outstanding shares must accept the tender offer or expressly agree to delist without selling the shares.

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

Acquisition of a relevant interest

Any person, regardless of whether he/she is a shareholder, which, on his/her own account or acting jointly with another person, acquires our shares, through a single transaction or a series of successive transactions, representing 20% or more of our capital stock, is required to make a tender offer for the acquisition of the shares held by the remaining shareholders at a price equal to the highest value per share paid by him/her in the preceding six months, adjusted pursuant to the Selic rate. Such people will not be required to carry out a public tender offer in the event they timely and cumulatively sell on a stock exchange the number of our shares that exceeds such thresholds, within 30 days from the date they provide notice to the Company of their intent to make such sales. In addition, the requirement to carry out a public tender offer will not apply in the event if any shareholder or group of shareholders hold more than 50% of our capital stock at the time of acquisition of the relevant interest.

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

Shareholders’ Meeting

A General Shareholders’ Meeting must be convened and held in accordance with the requirements of the Brazilian Corporate Law. Shareholders’ meetings are called by the publication of a notice on at least three occasions in a widely circulating newspaper of the state of São Paulo, our principal place of business, and the newspaper’s website. As determined by the Brazilian Corporate Law, the first notice of a Shareholders’ Meeting shall be given at least 21 days prior to holding the meeting. However, the CVM rules require that companies whose shares are also represented by ADSs must convene a Shareholders’ Meeting no later than 30 days in advance. In addition to such newspaper publication, the CVM requires that all documents related to the agenda to be deliberated upon on the meeting are filed with the CVM and on the CVM website (www.cvm.gov.br), as well as being made available at the Company’s headquarters and on its website, and on B3’s website.

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

Except as otherwise provided by law, resolutions in a General Shareholders’ Meeting are passed by a simple majority vote, with abstentions not being taken into account. In general, each share has the right to one vote. Under the Brazilian Corporate Law and in accordance with our Bylaws, the approval of shareholders representing at least one-half of the issued and outstanding shares is required for the following types of action: (i) creating a new class of shares that has a priority, preference, right, condition or redemption or amortization superior to an existing class of shares, such as preferred shares (in which case we would be required to delist from the Novo Mercado segment in accordance with its rules); (ii) changing the mandatory distribution; (iii) changing the corporate purpose; (iv) entering into any merger, consolidation or reorganization of the Company; (v) dissolving or liquidating the Company, and (vi) participating in a group of companies defined under the Brazilian Corporate Law. In the case of (i), the vote of the holders of a majority of issued and outstanding shares of the affected class are also required.

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

We will verify in good faith the validity of the documents showing the capacity of a shareholder’s representative and will presume the truthfulness of the credible statements made by such representative. However, shareholders will be prohibited from participating in any meeting if such shareholders or their representatives fail to present their respective power of attorney or the custodian’s statement (if shares are held through a custodian institution).

In the event a shareholder participates in a meeting without proper representation as mentioned in the paragraph above, or in case such shareholder does not own the number of shares claimed to be owned by it, we will notify such shareholder about the issue and will disregard the votes cast by such shareholder at the meeting. In addition, regardless of whether we hold another Shareholders’ Meeting to vote on the same matters, such shareholders will be liable for any losses and damage arising from their acts.

Should a dispute arise with respect to the exclusion from a meeting under such circumstance, the dispute will be submitted to arbitration as provided for in the Novo Mercado regulations and pursuant to our Bylaws.

B.    Material contracts

2020 Shareholders’ Agreement

On August 18, 2020, Ultra S.A. and Parth entered into the 2020 Shareholders’ Agreement to include Pátria, in its capacity as Ultra S.A.’s shareholder then holding a 20% stake in Ultra S.A.’s capital stock, as consenting intervening party, therefore bound by the provisions of the 2020 Shareholders’ Agreement. The 2020 Shareholders’ Agreement replaced the 2018 Shareholders’ Agreement in its entirety, and the terms and conditions remained substantially the same as the latter. On September 28, 2021, Ultra S.A. informed the Company that Mr. Marcos Marinho Lutz became a shareholder of Ultra S.A., holding 2.4% of its capital stock, and became a signatory of the 2020 Shareholders’ Agreement. On May 29, 2023, Ultra S.A. and Parth amended the 2020 Shareholders’ Agreement in respect of the preemptive right related to usufruct and trust, as well as to include Mrs. Maria Teresa Igel as usufructuary. In May 2024, the Company was informed by Ultra S.A. of the adhesion of Mr. Renato de Toledo Piza Ferraz to the Ultrapar Shareholders’ Agreement. In December 2025, an amendment to the Shareholders’ Agreement was executed to reflect the creation of redeemable preferred shares, as well as to adjust the rules governing migration among holding company shareholders and to formalize the accession of the new shareholders Cristiana Coutinho Beltrão and Maria Beltrão Saldanha Coelho, partners of Christy Participacoes. The amendment also covered the exercise of the migration right by Pedro Wongtschowski, who ceased to be a signatory to the Agreement. The fundamental principles of the Agreement remain unchanged. A total of 35.3% of the Company’s capital stock is bound by the 2020 Shareholder’s Agreement as of April, 2026. See “Exhibit 2.11—Shareholders’ Agreement dated August 18, 2020.”

Oxiteno’s sale agreement

In August 2021, we announced the signing of a share purchase agreement for the sale of all shares of Oxiteno to Indorama and, on April 1, 2022, the transaction was closed. The initial payment of US$1,150.0 million (equivalent to R$5,449.6 million), adjusted by the variations in working capital and Net Debt position of Oxiteno of US$176.4 million (equivalent to R$834.0 million), resulted in the total initial payment of US$1,326.4 million (equivalent to R$6,283.6 million), which was settled on April 1, 2022. The final payment of US$150.0 million (equivalent to R$749.4 million) was settled on April 1, 2024. Oxiteno was a wholly owned subsidiary of the Company.

The conversions between U.S. dollars and Reais were based on the exchange rate of R$4.74 to US$1.00 on March 31, 2022, and of R$5.00 to US$1.00 on March 31, 2024, which were the commercial selling rate for U.S. dollars as of the respective dates, as reported by the Central Bank.

Acquisition of relevant ownership position in Hidrovias

On March 24, 2024, the Company, through a subsidiary, entered into a share purchase and sale instrument to acquire 128,369,488 shares of Hidrovias, representing 16.88% of its share capital at the time, at a price of R$3.98 per share. Before the transaction, Ultrapar already held 4.99% of Hidrovias’ share capital, resulting in a total ownership of 21.87%. On that same date, the Company was also party to a financial settlement derivatives transaction referenced in shares of Hidrovias equivalent to 4.99% of its share capital (such position, the “Derivatives Position”). The transaction was completed on May 7, 2024. On March 25 and 26, 2024, Ultrapar became the holder of additional shares of Hidrovias representing approximately 10.02% of its share capital. As a result, with the closing of the acquisition of Transaction Shares, Ultrapar became the holder of 204,560,288 shares of Hidrovias, representing approximately 26.90% of its share capital. On December 26, 2024, Ultra Logística signed an Advance for Future Capital Increase agreement with Hidrovias, in the amount of R$500,000, used for the future subscription and payment of Hidrovias’ shares, in a capital increase approved by the Board of Directors of Hidrovias in the first quarter of 2025. On May 8, 2025, as a result of the capital increase, Ultrapar became the first controlling shareholder of Hidrovias, with 50.15% of its total share capital. As of September 2025, Ultrapar held 55.00% of Hidrovias’ share capital, increasing to 58.72% as of December 31, 2025.

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

Cabotagem purchase and sale agreement

On February 27, 2025, Hidrovias entered into an agreement for the sale of all shares in HB – Cabotagem (“Cabotagem”) to Companhia de Navegação Norsul (“Norsul”). The cabotage operation was acquired by Hidrovias in 2016 for the performance of a contract dedicated to the transportation of bauxite from the Porto Trombetas mine to the client's alumina refinery in Barcarena, expiring in 2034. The total sale value (enterprise value) is R$715 million, of which R$195 million refers to the equity value and R$521 million to the debt balance, as of December 31, 2024. The payment was made in cash on the transaction closing date and was subject to usual price adjustments for this type of transaction, including working capital adjustments.

D.      Exchange controls

There are no restrictions on ownership of our common shares or ADSs by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments, interest on shareholders’ equity payments (juros sobre capital próprio), and proceeds from the sale of our shares into foreign currency and to remit such amounts abroad is subject to Brazilian foreign exchange and foreign investment regulations, which may require, among other things, that the relevant investment and the foreign investor be registered with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM) and comply with applicable foreign exchange regulations administered by the Central Bank of Brazil.

Foreign investors may invest in our shares in accordance with the regulatory framework for non-resident investment in Brazilian financial and capital markets, primarily governed by Joint Resolution No. 13/2024, as well as other applicable regulations issued by the Central Bank of Brazil and the CVM. Under Brazilian tax legislation, foreign investors that invest in the Brazilian financial and capital markets and that are not resident in jurisdictions considered to be low-tax jurisdictions under Brazilian tax law may benefit from favorable tax treatment.

Portfolio foreign investments are regulated by Joint Resolution No. 13/2024 and CVM Resolution No. 13/2020, which govern the registration, operations and disclosure of information of non-resident investors in Brazil. Joint Resolution No. 13/2024 regulates the flows, stocks, investor registration and information related to non-resident investment in the Brazilian financial and capital markets.

Under Joint Resolution No. 13/2024, foreign investors may invest in the same financial instruments and operational modalities available to investors residing or domiciled in Brazil, subject to the applicable regulatory requirements. The definition of foreign investors includes individuals, legal entities, funds, and other collective investment entities, residing, domiciled, or headquartered abroad.

Pursuant to Joint Resolution No. 13/2024 and CVM Resolution 13/2020, among the requirements applicable, in order to invest in Brazil under such regulatory framework, a foreign investor must, prior to carrying out operations in the Brazilian financial and capital markets, as a general rule:

  appoint  one or more representatives and a custodian for its investment in Brazil, which must be financial institutions or other institutions authorized to operate by the Central Bank or CVM, as applicable. The local representative appointed by the foreign investor shall be responsible for the registration of foreign investor with the CVM; and
  obtain registration with the Securities and Exchange Commission of Brazil, in accordance with applicable regulation
138

Pursuant to the Joint Resolution No. 13/2024, individuals investing in our shares are not subject to these requirements.

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

In addition, the Joint Resolution No. 13/2024 does not allow foreign investors to perform investments or sell the invested assets outside of organized markets, except as expressly authorized by the CVM through specific regulation or according to the exceptions provided in the CVM Resolution 13/2020. Pursuant to the CVM Resolution 13/2020, the exceptions for investments outside of organized markets include subscription, stock bonus, initial public offers and the exercise of put options for shareholders that remain following a tender offer, among others.

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

An investor who surrenders its ADSs and withdraws the shares thereunder may be subject to less favorable tax treatment in Brazil with regards to gains arising from the disposition of the investment than a holder of ADSs.

E.      Taxation

This description does not purport to be a comprehensive description of all the tax considerations that may be relevant to any investor, including tax considerations that shall arise from rules of general application to all taxpayers or to certain classes of investors or that are generally assumed to be known by investors.

This summary is based upon tax laws of Brazil and the United States as of the date of this annual report, which are subject to change, possibly with retroactive effect, and to differing interpretations. Investors who hold our shares and ADSs should consult their own tax advisors as to the Brazilian, U.S. or other tax considerations relating to the ownership and disposition of shares or ADSs, including the effect of any non-U.S., state or local tax laws. The tax considerations described below do not consider the effects of a possible future income tax treaty between Brazil and the United States. We cannot assure you as to whether or when an income tax treaty will enter into force or how it will affect U.S. holders of our shares or ADSs. This summary does not address any tax issues that affect solely the Company, such as the deductibility of expenses.

Brazilian tax considerations

General. The following discussion summarizes the main Brazilian tax considerations relating to the ownership and disposal of our shares or ADSs, as the case may be, by a holder that is not domiciled in Brazil for purposes of Brazilian taxation and, in the case of shares, has registered its investment in such securities with the Central Bank as a direct investment (in each case, a “non-Brazilian holder”). The following discussion does not address all the Brazilian tax considerations applicable to any non-Brazilian holder. Therefore, each non-Brazilian holder should consult his or her own tax advisors concerning the Brazilian tax considerations relating to an investment in our shares or ADSs.

Law No. 12,973/14 established new rules regarding the withholding tax exemption available on the payment of dividends and interest on capital. The legislation had no material impact, as foreseen by the tax consultants in the 20-F form in the previous year.

Taxation of dividends. Dividends paid by us, including stock dividends and other dividends paid in property, to the depositary in respect of the shares, or to a non-Brazilian holder in respect of shares, are currently exempted from withholding tax in Brazil to the extent that the dividends are paid out of profits as of January 1, 1996. Dividends relating to profits generated prior to January 1, 1996, may be subject to Brazilian withholding income tax at varying rates, depending on the year the profits were generated.

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

Capital gains realized by non-Brazilian holders on the disposal of shares sold on the Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market):

  are subject to the withholding income tax at a 0% rate when realized by a non-Brazilian holder that (i) has registered its investment in Brazil before the Central Bank under the rules of the Resolution 4,373 issued by the Brazilian Monetary Counsel (“registered holder”) and (ii) is not resident or located in a country or location which is defined as a “favorable tax jurisdiction”, as described above; and
  are subject to income tax at a rate of 15% with respect to gains realized by (i) a non-Brazilian holder that is not a registered holder (including a non-Brazilian holder who qualifies under the Law No. 4,131/62) and is not resident or domiciled in a “favorable tax jurisdiction” and (ii) gains earned by tax haven holders that are registered holders. In this case, a withholding income tax of 0.005% shall be applicable and withheld by the intermediary institution (i.e., a broker) and can be later offset against any income tax due on the capital gain

Any other gains realized on the disposal of shares that are sold on the Brazilian stock exchange or on the organized over-the-counter market:

  are subject to income tax at a rate of 15%, when realized by any non-Brazilian holder that is not a tax haven holder, no matter if they are a registered holder or not; and
  are subject to income tax at a rate of 25% when realized by a tax haven holder, no matter if they are a registered holder or not

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

Sale of ADS and shares by non-Brazilian holders to other non-residents in Brazil. Pursuant to Section 26 of the Law No. 10,833/03, the sale of property located in Brazil involving non-resident investors is subject to Brazilian income tax as of February 1, 2004. Our understanding is that ADSs do not qualify as property located in Brazil and, thus, should not be subject to the Brazilian withholding tax. We cannot assure you, however, that the Brazilian tax authorities or the Brazilian courts will agree with this interpretation. As a result, gains on a disposition of ADSs by a non-Brazilian holder to a non-resident, in the event that courts determine that ADSs would constitute assets located in Brazil, may be subject to income tax in Brazil, according to the rules applicable to our common shares, as described above.

Insofar as the regulatory norm referred to in Section 26 is generic and since, at the present time, no definitive jurisprudence provided by the Brazilian Superior Courts has been established with respect to this matter, we are unable to assure the final outcome of such discussion.

Gains on the exchange of ADS for shares. Although there is no clear regulatory guidance, the exchange of ADSs for shares should not be subject to Brazilian income tax. Non-Brazilian holders may exchange their ADSs for the underlying shares, sell the shares on a Brazilian stock exchange and remit abroad the proceeds of the sale within five business days from the date of exchange (in reliance on the depositary’s electronic registration). For further information, see “—Taxation of bonds and securities transactions (IOF/bonds).” Our understanding is that the exchange of ADSs for the underlying shares and sale of shares within the period mentioned above by a non-Brazilian holder that (i) is a registered holder and (ii) is not a tax haven holder, should not be subject to the withholding income tax.

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

The difference between the amount previously registered, or the acquisition cost, as the case may be, and the average price of the shares, calculated as set forth above, is considered capital gain subject to income tax at a rate of 15%, or 25% for tax haven holders.

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

U.S. federal income tax considerations. The following is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our shares or ADSs by a U.S. holder. This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder (the “Treasury Regulations”), rulings, official pronouncements, and judicial decisions, all as in effect on the date hereof and all of which are subject to change and differing interpretations, possibly with retroactive effect. This summary addresses tax considerations only for U.S. holders that purchase the ADSs or shares as capital assets for U.S. federal income tax purposes (generally, property held for investment). There can be no assurance that the IRS would not assert, or that a court would not sustain, a contrary position. The following summary does not address all of the tax consequences that may be relevant to specific investors in light of their particular circumstances or to investors subject to special treatment under U.S. federal income laws such as:

  banks and certain other financial institutions
  insurance companies
  pension plans
  regulated investment companies
  real estate investment trusts
  broker-dealers
  traders in securities that elect to use a mark-to-market method of accounting tax-exempt entities (including private foundations)
  individual retirement accounts or other tax deferred accounts certain former U.S. citizens or long-term residents
  persons that have a functional currency other than the U.S. dollar persons holding our shares or the ADSs shares as part of a straddle, hedging, constructive sale, conversion or integrated transaction persons that actually or constructively own our shares or the ADSs representing 10% or more of our stock (by vote or value)
  entities or arrangements treated as partnerships or other pass-through entities or arrangements for U.S. federal income tax purposes and partners or members therein; or
  persons who acquired our shares or the ADSs pursuant to the exercise of any employee share option or otherwise as compensation, all of whom may be subject to tax rules that differ significantly from those summarized below.
144

Moreover, this discussion does not address the U.S. federal estate and gift tax, Medicare contribution or any alternative minimum tax considerations relating to the ownership or disposition of our shares or ADSs. U.S. holders should consult their tax advisors with respect to the U.S. federal, state, local and non-U.S. tax considerations relating to the ownership and disposition of our shares or ADSs.

This discussion is for general information purposes only and does not constitute a complete description of all U.S. federal income tax considerations relating to the ownership and disposition of our shares or the ADSs. It should not be construed as legal or tax advice. Each U.S. holder should consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S., and other tax considerations of the ownership and disposition of our shares or the ADSs in light of its particular circumstances.

For purposes of this discussion you are a “U.S. holder” if you are, for U.S. federal income tax purposes, a beneficial owner of our shares or ADSs and:

  a citizen or individual resident of the United States
  a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia an estate the income of which is subject to U.S. federal income taxation regardless of its source a trust (A) the administration of which is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons with respect to all of its substantial decisions or (B) that has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes

If a partnership, or any other entity or arrangement treated as a partnership for U.S. federal tax income tax purposes, holds our shares or ADSs, the U.S. federal income tax treatment of a partner in such partnership will generally depend on the status of the partner and on the activities of the partnership. Partnerships holding our shares or ADSs and partners in such partnerships should consult their tax advisors as to the particular U.S. federal income tax considerations of owning and disposing of our shares or ADSs.

For U.S. federal income tax purposes, it is generally expected that a U.S. holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. holder of our ADSs will be so treated. Accordingly, deposits or withdrawals of ordinary shares for ADSs will generally not be subject to U.S. federal income tax.

Ownership of ADSs in general. In general, U.S. holders of ADSs will be treated for U.S. federal income tax purposes as owners of the shares underlying the ADSs. Accordingly, no gain or loss will be recognized if a U.S. holder exchanges ADSs for the underlying shares represented by those ADSs or exchanges the underlying shares represented by those ADSs for ADSs.

Taxation of distributions. Subject to the discussion below under “PFIC”, the gross amount of any cash distributions made to a U.S. holder on our shares or ADSs, before reduction for any Brazilian taxes, including withholding taxes attributable to interest on equity, will be includable as ordinary dividend income on the day on which the dividends are actually or constructively received by a U.S. holder to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. A distribution in excess of our current or accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. holder’s adjusted basis in our shares or ADSs and as a capital gain to the extent it exceeds the U.S. holder’s basis. Because we do not intend to determine our earnings and profits using U.S. federal income tax principles, any distribution we pay will generally be treated as a dividend for U.S. federal income tax purposes. Dividends received on our shares or the ADSs will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

A non-corporate U.S. holder will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our shares or ADSs, as applicable, are readily tradable on an established securities market in the United States, (2) we are neither a PFIC nor treated as such with respect to a U.S. holder (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Although no assurance may be given, we believe that our ADSs are readily tradable on the NYSE, which is an established securities market in the United States. There can be no assurance, however, that our ADSs will be considered readily tradable on an established securities market in the United States in later years.

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

Dividends paid on our shares or ADSs received by a U.S. holder will generally be treated as foreign source income and will generally constitute passive category income for U.S. foreign tax credit purposes. Subject to certain conditions and limitations under U.S. federal income tax law concerning credits or deductions for non-U.S. taxes and certain exceptions for short-term and hedged positions, a Brazilian withholding tax imposed on dividends would be treated as a foreign income tax eligible for credit against a U.S. holder’s U.S. federal income tax liability (or at a U.S. holder’s election may be deducted in computing taxable income if the U.S. holder has elected to deduct all foreign income taxes for the taxable year). The rules with respect to foreign tax credits are complex and U.S. holders should consult their tax advisors regarding the availability of the foreign tax credit under their circumstances.

Sale, exchange or other taxable disposition of shares or ADSs. Subject to the discussion below under “—PFIC,” a U.S. holder will generally recognize gain or loss on the sale, exchange or other disposition of a share or ADS in an amount equal to the difference between the amount realized (including the gross amount of the proceeds before the reduction of any Brazilian tax) on such sale, exchange or other disposition and the U.S. holder’s adjusted tax basis in such share or ADS. Gain or loss on the sale, exchange or other disposition of a share or ADS will be capital gain or loss and will be long-term capital gain or loss if the U.S. holder’s holding period in such shares or ADSs, as applicable, exceeds one year. Gain or loss recognized by a U.S. holder will generally be treated as U.S. source gain or loss for U.S. foreign tax credit purposes, as the case may be. Long-term capital gains of individuals and certain other non-corporate U.S. holders are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations under the Code. A U.S. holder’s initial tax basis of our shares or ADSs will be the U.S. dollar value of the purchase price determined on the date of the purchase. If our shares or ADSs are treated as traded on an “established securities market,” a cash basis U.S. holder (or, if it elects, an accrual basis U.S. holder) will determine the U.S. dollar value of the cost of such shares or ADSs by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. The conversion of U.S. dollars to Reais and the immediate use of that currency to purchase shares or ADSs will generally not result in taxable gain or loss for a U.S. holder.

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

Gains from the sale or disposition of the ADSs will generally be U.S.-source gain for U.S. foreign tax credit purposes, which may limit the ability to claim a foreign tax credit for any foreign taxes imposed on such gain. The rules regarding foreign tax credits and deductions of foreign taxes are complex. U.S. holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances.

PFIC. A non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either (i) at least 75% of its gross income consists of “passive income”, or (ii) at least 50% of the average quarterly value of its gross assets is attributable to assets that produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. Passive assets are those that give rise to passive income and include assets held for investment, as well as cash, assets readily convertible into cash, and (subject to certain exceptions) working capital. Our company’s goodwill and other unbooked intangibles are taken into account. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly, indirectly or constructively, 25% or more (by value) of its stock.

Based on an analysis of our  income and assets, we believe that we were not a PFIC for U.S. federal income tax purposes for the 2025 taxable year. However, the determination as to whether we are a PFIC for any taxable year is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, depends upon the composition of a company’s income and assets and the market value of its assets from time to time, and is not made until after the end of a taxable year. Consequently, there can be no assurance that we will not be considered a PFIC for the current taxable year or any subsequent taxable year.

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

If we are a PFIC for any taxable year during which a U.S. holder holds our shares or ADSs, and any of our subsidiaries is also a PFIC, such U.S. holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

We do not intend to provide information necessary for U.S. holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

Alternatively, a U.S. holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock. Marketable stock is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange (such as the NYSE) or other market as defined in applicable Treasury Regulations. We believe that our ADSs qualify as being regularly traded on a qualified exchange, but no assurances can be given in this regard. Only the ADSs but not our shares are traded on the NYSE. Our shares are listed on the Novo Mercado of the São Paulo Stock Exchange, which must meet certain trading, listing, financial disclosure and other requirements to be treated as a qualified exchange under applicable Treasury Regulations for purposes of the mark-to-market election. No assurance can be given that our shares will be treated as regularly traded on a qualified exchange for purposes of the mark-to-market selection. If a U.S. holder makes this election, such holder will generally (i) include as ordinary income for each taxable year the excess, if any, of the fair market value of our shares or ADSs held at the end of the taxable year over the adjusted tax basis of such shares or ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of our shares or ADSs over the fair market value of such shares or ADSs held at the end of the taxable year, but only to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. holder’s adjusted tax basis in our shares or ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, such holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC.

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

Foreign tax credit for Brazilian taxes. Any Brazilian IOF/exchange tax imposed on a purchase of our shares or ADSs or IOF/bonds tax imposed on a transaction (as discussed above under “Brazilian tax considerations”) will not be treated as a creditable foreign tax for U.S. federal income tax purposes. U.S. holders should consult their tax advisors regarding the tax consequences of these Brazilian taxes.

Certain reporting requirements. Certain U.S. holders are required to report to the IRS information relating to an interest in our shares or ADSs, subject to exceptions (including an exception for shares or ADSs held in accounts maintained by certain financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they held an interest in our shares or ADSs. If a U.S. holder holds our shares or ADSs in any year in which we are treated as a PFIC with respect to such U.S. holder, the U.S. holder will be required to file IRS Form 8621. U.S. holders should consult their tax advisors regarding the application of the U.S. information reporting rules to their particular circumstances.

THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS INTENDED FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE TAX ADVICE. U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES TO THEM OF AN INVESTMENT IN OUR SHARES OR ADSs.

F.      Dividends and paying agents

Not applicable.

G.      Statement by experts

Not applicable.

H.      Documents on display

Statements contained in this annual report as to the contents of any contract or other document referred to are not necessarily complete, and each of these statements is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit hereto. A copy of the complete annual report including the exhibits and schedules filed herewith is available on the website maintained by the SEC that contains information filed electronically with the SEC, which can be accessed over the internet at http://www.sec.gov. You may also inspect and copy reports and other information that we file with or send to the SEC at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington D.C. 20549. Copies of these materials may be obtained by mail from the SEC’s Public Reference Room at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330.

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

It is the responsibility of Ultrapar’s Board of Directors to periodically assess “Grupo Ultra’s” exposure to financial risks. The Audit and Risk Committee (“CAR”) advises the Board of Directors in the efficiency of controls and in the review of the Risk Management Policy. The CFO is responsible for ensuring the proper execution of the guidelines established in this Policy. The Financial Risk Committee (“Committee”) is responsible for monitoring the compliance with the Policy and deciding on any cases of non-compliance.

The Company and its subsidiaries are exposed to the following risks, which are mitigated and managed using specific financial instruments:

Risks	Exposure origin	Management
Exchange rate	Possibility of losses resulting from exposures to exchange rates other than the functional presentation currency, which may be of financial or operational origin.	Seek exchange rate neutrality, using hedging instruments if applicable.
Interest rate	Possibility of losses resulting from the contracting of fixed-rate financial assets or liabilities.	Seek to maintain most of the net financial exposure indexed to floating rates, linked to basic interest rates.
Commodity prices	Possibility of losses resulting from changes in the prices of the main raw materials or products sold by the Company and their effects on profit or loss, balance sheet and cash flow.	Hedging instruments, if applicable.
Credit risk	Possibility of losses associated with the counterparty's failure to comply with financial obligations due to insolvency issues or deterioration in risk classification.	Diversification and monitoring of counterparty’s solvency and liquidity indicators.
Liquidity risk	Possibility of inability to honor obligations, including guarantees, and incurring losses.	For cash management: financial investments liquidity. For debt management: seek the combination of better terms and costs, by monitoring the ratio of average debt term to financial leverage.

Exchange rate

As of December 31, 2025, the Company had a net asset position in foreign currency of R$202.3 million (US$36.8 million), of which R$318.9 million (US$58.0 million) corresponds to a net asset position affecting equity (no effect on income statements) and a net liability position of R$116.5 million (US$21.2 million) affecting the income statements.

This net asset position in foreign currency of R$202.3 million (US$36.8 million) is comprised of liabilities in foreign currency that totaled R$11,839.1 million (US$2,151.6 million), including mainly financing in foreign currency, gross of transaction costs and discount, and payables arising from imports, net of advances to foreign suppliers, compensated by assets in foreign currency that totaled R$12,041.5 million (US$ 2,188.4 million), including mainly hedging instruments used to manage fluctuations of exchange rates, investments indexed to U.S. dollars and foreign currency receivables exposures. For more information about our exchange rate risk, see Note 26.a to our Consolidated Financial Statements.

Interest rate

As of December 31, 2025, the Company had a net liability position exposed to floating interest rates of R$13,300.4 million (US$2,417.2 million), including mainly financing linked to DI that totaled R$5,237.6 million (US$ 951.9 million), hedging instruments swapping fixed rates, inflation linked rates or rates in foreign currency to DI that totaled R$11,211.8 million (US$ 2,037.6 million), partially compensated by cash, cash equivalents or financial investments in Brazilian Reais linked to floating rates that totaled R$3,149.1 million (US$ 572.3 million).  For more information about our interest rate risk, see Note 26.a to our Consolidated Financial Statements.

(R$ million)	Exchange rate	Interest rate
Effect on profit or loss	(4.2)	143.6
Effect on equity	11.6	-
Total	7.4	143.6

For the exchange rate sensitivity analysis, the Company used the average U.S. dollar rate of R$5.7024, based on future market curves as of December 31, 2025, on the net position of the Company exposed to the currency risk, simulating the effects of devaluation of the Real on profit or loss. The closing rate considered was R$5.5024. The table above shows the effects of the exchange rate changes on: (i) net liability position of R$116.5 million (US$21.2 million) affecting income statements, (ii) net asset position of R$318.9 million (US$58.0 million) affecting equity and (iii) the net asset position of R$202.3 million (or US$ 36.8 million) in foreign currency as of December 31, 2025.

For the interest rate sensitivity analysis, the Company used as a base scenario the market curves affected by the Interbank Deposit (DI) rate. The sensitivity analysis shows the incremental expenses and income that would be recognized in financial results, if the market curves of floating interest at the base date were applied to the average balances of the current year. The annual base rate used was 14.9% and the sensitivity rate was 13.8% according to reference rates made available by B3.

Commodity prices

To mitigate this risk, the Company continuously monitors the market and uses hedge operations with derivative contracts, traded on the stock exchange and the over-the-counter market.

Derivative	Fair value		Possible scenario(∆ of 10%)
	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Commodity forward	51.2	(7.7)	(1.8)	(12.4)

The table above shows the positions of derivative financial instruments to hedge commodity price risk as of December 31, 2025, and December 31, 2024, in addition to a sensitivity analysis considering a valuation of 10% of the closing price for each year. For more information about our commodity prices risk, see Note 26.b to our Consolidated Financial Statements.

Credit risk

As of December 31, 2025, the Company had 96.0% of its cash, cash equivalents, financial investments and derivative financial instruments within counterparties with AAA local (Brazil) credit rating. For more information about our credit risk, see Note 26.c.1 to our Consolidated Financial Statements.

Liquidity risk

The Company and its subsidiaries have sufficient working capital and sources of financing to meet their current needs. As of December 31, 2025, the Company and its subsidiaries had R$7,154.1 (US$1,300.2 million) in cash, cash equivalents, short-term financial investments and financial derivative instruments. For more information about our liquidity risk, see Notes 4 and 26.d to our Consolidated Financial Statements

For information regarding capital management, selection and use of derivative financial instruments, hedge accounting and energy trading futures contracts, see Notes 26.e, 26.f, 25.g and 26.h to our Consolidated Financial Statements.

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

Reimbursement of fees incurred in 2025

From January 1, 2025, to December 31, 2025, Ultrapar received from the depositary US$ 1.25 million related to continuing maintenance expenses of the ADS facility, including but not limited to, investor relations expenses.

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

ITEM 15.           CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Under our management’s supervision and with their participation, including our Chief Executive Officer and Chief Financial and Investor Relations Officer, we performed an evaluation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2025. The Company’s disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is (a) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (b) accumulated and communicated to our management, including the Chief Executive Officer and the Chief Financial and Investor Relations Officer, to allow timely decisions regarding required disclosure. Based on this evaluation, our Chief Executive Officer and Chief Financial and Investor Relations Officer concluded that our disclosure controls and procedures were effective as of December 31, 2025.

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

In this context, our management, under oversight of our Board of Directors, has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025, based on the criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Based on such assessment and criteria, our management concluded that our internal controls over financial reporting were effective as of December 31, 2025.

In accordance with guidance issued by the SEC, in certain circumstances, companies are permitted to exclude recently acquired businesses from their initial assessment of internal control over financial reporting for the fiscal year in which the acquisition occurred. Accordingly, our evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2025 did not include the internal controls over financial reporting of Petrovila Combustíveis S.A., TRR Neoagrodiesel S.A., and MI TRR Transportadora Retalhista e Revendedora de Combustíveis S.A., as the Company completed the acquisitions of 60%, 60%, and 51%, respectively, of their outstanding share capital in December 2025, and also Hidrovias, which the Company acquired control in May 2025 through the acquisition of 50.15% of its outstanding share capital, and subsequently increased its ownership interest to 58.75% as of December 2025.

The combined net assets, total assets, net revenue from sales and services, and net income of Petrovila, TRR Neoagrodiesel, MI TRR, and Hidrovias, as reflected in their combined financial statements as of and for the year ended December 31, 2025, represented approximately 12.71%, 16.20%, 1.19%, and 4.62%, respectively, of our consolidated net assets, total assets, net revenue from sales and services, and net income for the same period, with Hidrovias representing the most significant portion of such amounts.

(c) Report of the independent registered public accounting firm on internal control over financial reporting

The Company’s independent registered public accounting firm, Deloitte Touche Tohmatsu Auditores Independentes Ltda., audited the consolidated financial statements included in this Annual Report on Form 20-F and issued an audit report expressing its opinion on the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2025. The report of the independent registered public accounting firm appears on page F-5 of this annual report on Form 20-F.

(d) Changes in internal control over financial reporting

There were no changes in the Company’s internal control over financial reporting during the year ended December 31, 2025 that materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

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

ITEM 16B. CODE OF ETHICS

In 2004, we established a Code of Ethics which covered (i) the Board of Directors; (ii) all Executive Officers (including the Chief Executive Officer and the Chief Financial and Investor Relations Officer); (iii) the Board of Directors and Executive Officers of its subsidiaries; and (iv) remaining bodies with technical or advisory functions that are directly subordinated to the Board of Directors or the Executive Officers of Ultrapar. Our Code of Ethics was amended on June 17, 2009, to (i) improve certain existing items of the code by including examples of acceptable or unacceptable behavior and clarifying the language to avoid misunderstanding of such items and (ii) improve access to the channel for reporting non-compliance with the code. On July 31, 2013, we amended our Code of Ethics in order to increase the number of permanent members of the Conduct Committee from three to four members. On September 17, 2014, the Code of Ethics was fully revised. On December 13, 2017, our Board of Directors approved a new Code of Ethics, which came into effect on March 1, 2018. The Code of Ethics was fully revised on December 8, 2021, and came into effect on March 17, 2022. On March 29, 2023, the Code of Ethics was revised to include the principles and values of the Company with immediate effects. On December 11, 2024, the Code of Ethics was revised to simplify its structure and include updated guidelines, such as controls and procedures to support our financial reports and the use of artificial intelligence. The revised version came into effect in March 2025. For the amended Code of Ethics please see our 6-K filed with the SEC on March 24, 2025. The objective of this code is (i) to reduce the subjectivity of personal interpretations of ethical principles; (ii) to be a formal and institutional benchmark for the professional conduct of the employees, including the ethical handling of actual or apparent conflicts of interests, becoming a standard for the internal and external relationship of Ultrapar with its stakeholders, namely: shareholders, clients, employees, partners, suppliers, service providers, labor unions, competitors, society, government and the communities in which it operates; and (iii) to ensure that the daily concerns with efficiency, competitiveness and profitability do not override ethical behavior.

Also, in 2014, we approved the Corporate Anti-Corruption Policy, applicable to shareholders, employees of the Company, third parties and business partners when representing or acting on behalf of the Company. On December 13, 2017, our Board of Directors approved a new Corporate Anti-Corruption Policy, which came into effect on March 1, 2018. On December 8, 2021, our Board of Directors approved a fully revised Corporate Anti-Corruption Policy, which came into effect on March 17, 2022. A revised Corporate Policy was approved by the Board of Directors on December 11, 2024, which came into effect in March 2025. This policy consolidates the guidelines for corruption prevention to be adopted in the relationship with public officers to protect the integrity and transparency of our businesses. For our complete revised Corporate Anti-Corruption Policy, please see our 6-K filed with the SEC on March 24, 2025.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The relationship with our independent registered public accounting firm in respect to the contracting services unrelated to the external audit is based on principles that preserve the independence of the independent registered public accounting firm. Our Board of Directors approves our Consolidated Financial Statements, the performance by our independent registered public accounting firm of audit and permissible non-audit services, and associated fees, supported by our Audit and Risks Committee. See “Item 6. Directors, senior management and employees—Board practices—Committees of the Board of Directors—Audit and Risks Committee” for more information about the responsibilities of the Audit and Risks Committee.

Our Consolidated Financial Statements for the years ended December 31, 2025, December 31, 2024 and December 31, 2023, were audited by the independent registered public accounting firm Deloitte Touche Tohmatsu Auditores Independentes Ltda.

The following table describes the total amount billed to us by Deloitte Touche Tohmatsu Auditores Independentes Ltda. for the services performed in 2025, 2024 and 2023, respectively:

	2025	2024	2023
	(in thousands of Reais)
Audit fees	10,054.2	8,078.4	7,604.7
Audit related fees	324.0	150.0	1,702.6
Tax fees	-	-	125.6
All other fees	164.0	-	146.9
Total consolidated fees	10,542.2	8,228.4	9,579.8

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

Pre-approval policies and procedures

In order to adapt to the new rules for the Novo Mercado segment, the Annual and Extraordinary General Shareholders’ Meeting held on April 10, 2019, decided that our Audit and Risks Committee must function on a permanent basis to advise the Board of Directors. This committee is responsible for recommending to the Board of Directors the retention and dismissal of independent audit services, as well as proposing to the Board of Directors the nomination of the independent auditor and their replacement and to define the pre-approval policy for hiring services that may be provided by the independent auditor.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On November 28, 2024, a buyback program of Ultrapar’s common shares was approved by our Board of Directors. The program was limited to a maximum of 25,000,000 common shares and lasted for 12 months, starting from December 2, 2024. The shares bought back were used in the Company’s stock-based incentive plan, held in treasury, and/or subsequently canceled or sold. In June 2025, the Company concluded its share buyback program. During the buyback period, 25,000,000 common shares were acquired, corresponding to 100% of the buyback program.

The following table reflects purchases of our equity securities made by the Company in 2024 until December 2025.

Period	Total number of shares purchased	Average price paid per share (in R$)	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs
December 1, 2024 – December 31, 2024	8,900,000	16.74	8,900,000	16,100,000
January 1, 2025 – January 31, 2025	-	-	-	-
February 1, 2025 – February 28, 2025	-	-	-	-
March 1, 2025 – March 31, 2025	6,874,500	16.64	15,774,500	9,225,500
April 1, 2025 – April 30, 2025	4,000,000	16.88	19,774,500	5,225,500
May 1, 2025 – May 31, 2025	3,825,500	16.32	23,600,000	1,400,000
June 1, 2025 – June 30, 2025	-	-	-	-
July 1, 2025 – July 31, 2025	1,400,000	16.15	25,000,000	-

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

The Brazilian Corporate Law requires that our directors be elected by our shareholders at a General Shareholders’ Meeting. According to the rules of Novo Mercado, 20% or at least two of the members of our Board of Directors, whichever is greater, must be independent. As of the date of this annual report, our Board of Directors had 7 members that meet the independence requirements pursuant to the rules of Novo Mercado. Furthermore, according to our Bylaws, at least one-third or two, whichever is higher, members of our Board of Directors must be independent.

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

As of the date of this annual report, our Board of Directors consists of nine members, all   being non-executive members and seven being independent members, according to the Brazilian Novo Mercado Listing Rules.  One of the non-independent Board members is Mr. Marcos Lutz, a shareholder of Ultra S.A., who acted as Chief Executive Officer and Vice-Chairman of the Company. The other non-independent Board member, Mr. Peter Paul Lorenço Estermann, is indirectly related to Ultra S.A. See “Item 6.C. Directors, senior management and employees—Board practices” and “Exhibit 1.1—Bylaws of Ultrapar, dated as of April 15, 2026.”

As of December 31, 2025, no member of the Board had any material relationship with the Company, either directly or as a partner or officer of an organization that has relationship with Ultrapar, except for their interest as shareholders of Ultrapar or Ultra S.A., when applicable, as mentioned above. The Brazilian Corporate Law, the Novo Mercado Listing rules and the CVM establish rules relating to the qualification of the members of our Board of Directors and our Executive Officers, including their compensation, duties, and responsibilities. We believe these rules provide adequate assurances that our directors are independent, according to the independence tests established by the NYSE.

Executive sessions

NYSE rules require that the non-management directors must meet at regularly scheduled executive sessions without management present. Until April 2025, Marcos Marinho Lutz was Ultrapar’s Chief Executive Officer and Vice-Chairman of the Board. Thus, the Company held executive sessions without management present until the end of its mandate as Chief Executive Officer. Since April 16, 2025, onwards, none of our directors is an executive officer of the Company. As of December 31, 2025, Marcos Marinho Lutz was Ultrapar’s Chairman of the Board of Directors and, considering that he is a non-independent director, Jorge Marcos Toledo de Camargo was appointed as leader of the independent directors to support the Chairman of the Board in all matters as a neutral element, ensuring that the body reflects the vision of the independent directors. The Board of Directors may hold sessions without non-independent directors.

Committees

NYSE rules require that U.S. domestic listed companies have a nominating/corporate governance committee, and a compensation committee composed entirely of independent directors and governed by a written charter addressing the committee’s purpose and responsibilities. Under the Brazilian Corporate Law, we are not required to have a nominating committee, a corporate governance committee or a compensation committee. Notwithstanding, our Bylaws provides for a People and Sustainability Committee, an Investments Committee, and an Audit and Risks Committee as ancillary bodies of the Board of Directors. See “Item 6.C. Directors, senior management and employees—Board practices” and “Exhibit 1.1—Bylaws of Ultrapar, dated as of April 15, 2026.”

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

Our Bylaws establish our Audit and Risks Committee as an ancillary body of the Board of Directors, which shall be composed of at least three members, all of them members of the Board of Directors and at least one member with recognized experience in corporate accounting matters, as provided in the applicable regulations of the CVM. Although our Bylaws only require most independent directors, all members of our Audit and Risks Committee meet the applicable independent membership requirements of the SEC and the NYSE. All members shall be elected by the Board of Directors for a term of office of two years, and the term shall coincide with the term of office of the Directors, with re-election being permitted for 5 terms. A single member of the Audit and Risks Committee may concentrate on the two above-mentioned requirements.

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

Fiscal Council

Under the Brazilian Corporate Law, the Fiscal Council is a separate corporate body independent of management and independent auditors, and it may operate on a permanent or non-permanent basis. According to the Brazilian Corporate Law, a Fiscal Council acting on a non-permanent basis is required to be formed when requested by 10% of voting shareholders in an Annual General Shareholders’ Meeting. However, pursuant to the CVM Resolution 70/2022, in the case of Ultrapar, holders of 2% of the voting capital are entitled to request the installation of the Fiscal Council. The members of the Fiscal Council elected by our shareholders shall hold office only until the next Annual General Shareholders’ Meeting, at which shareholders will resolve on the installation of the Fiscal Council and elect its members for the ensuing term. The Fiscal Council must meet at least four times per year. Since its establishment, in July 2005, our Fiscal Council has been meeting on a regular basis, and in 2025, they held 3 meetings. At the Annual and Extraordinary General Shareholders’ Meeting held on April 15, 2026, the Fiscal Council was not installed.

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

When installed, the Fiscal Council of Ultrapar is composed of three effective members and an equal number of alternate members and operates on a non-permanent basis when installed by the General Shareholders’ Meeting. At the Annual and Extraordinary General Shareholders’ Meeting held on April 15, 2026, the Fiscal Council was not installed. For more information, see “Item 6. Directors, senior management and employees—Board practices—Fiscal Council” and “Exhibit 1.1—Bylaws of Ultrapar, dated as of April 15, 2026.”

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

Corporate governance guidelines

NYSE rules require that U.S. domestic listed companies adopt and disclose corporate governance guidelines. We have adopted corporate governance guidelines set out by our Board of Directors or required by the Brazilian Corporate Law, the CVM and B3 and which we believe are consistent with best practices, such as the 100% tag-along rights to all shareholders, the establishment and disclosure of the Code of Ethics, and the adoption of the Material Notice Disclosure Policy and Securities Trading Policy, which deals with the public disclosure of all relevant information and the trading of shares issued by Ultrapar as per the CVM Resolution 44/2021, as amended, and the adoption of Corporate Policy on Anti-Corruption and the Relationship with the Public and Private Sector.

Since June 28, 2011, we have been listed on the Novo Mercado segment of B3, the highest governance level. According to the rules of Novo Mercado, 20% or at least two members of our Board of Directors, whichever is greater, must be independent while a minimum of one-third or two is required in our Bylaws.

Our Bylaws also (i) establish a mandatory tender offer for 100% of the Company’s shareholders in the event a shareholder, or a group of shareholders acting in concert, acquire or become holder of 20% of the Company’s shares, excluding treasury shares, and (ii) determines that we adopt an Investments, an Audit and Risks and a People and Sustainability Committee, as ancillary bodies of the Board of Directors. Our Bylaws do not establish any limitation on voting rights, special treatment to current shareholders, public tender offers for a price above that of the acquisition price of shares or any other poison pill provisions, thus assuring the effectiveness of a majority shareholders’ approval on all matters to be deliberated. See “Exhibit 1.1—Bylaws of Ultrapar, dated as of April 15, 2026.”

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

Code of business conduct and ethics

NYSE rules require that U.S. domestic listed companies adopt and disclose a code of business conduct and ethics for directors, officers, and employees. Despite the fact that the adoption and disclosure of a formal code is not required under the Brazilian Corporate Law, in 2004, we established our Code of Ethics, which was amended on September 17, 2014, on December 17, 2017, on December 8, 2021, on March 29, 2023, and on December 11, 2024. For the complete amended Code of Ethics, please see our Form 6-K filed with the SEC on March 29, 2023. The main objectives of this Code are (i) to reduce the subjectivity of personal interpretations of ethical principles; and (ii) to be a formal and institutional benchmark for the professional conduct of our employees, including the ethical handling of actual or apparent conflicts of interest, becoming standard for the internal and external relationship of the Company with its stakeholders. See “Item 16.B. — Code of Ethics.”

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

ITEM 16K.   CYBERSECURITY

Risk management and strategy

Ultrapar has an Information Security Policy, which consolidates the guidelines adopted by the Company and its subsidiaries, its employees and third parties (including suppliers of products and/or services) to help protect the confidentiality, integrity and availability of our information systems and the information residing therein, by defining roles and responsibilities within the governance structure adopted by Ultrapar. All employees and third-party service providers that have physical or digital access to business data and technology environments of Ultrapar, must (i) observe the provisions of the Information Security Policy and other information security management policies, rules and standards; (ii) classify the confidentiality level of any document produced or information shared in line with internal data classification standard criteria; (iii) promptly report information security incidents through their manager, IT service center or directly to the information security team; and (iv) participate in all information security training and awareness activities developed by the Company. Ultrapar maintains processes to oversee and identify cybersecurity risks associated with third-party service providers, including, as applicable, risk-based due diligence during onboarding, contractual information security requirements, periodic reassessments of critical providers and expectations regarding incident notification and remediation support.

Ultrapar’s processes for assessing, identifying and managing material risks from cybersecurity threats are the responsibility of our information security department, comprising IT specialists who proactively search for vulnerabilities in our systems and monitor and act on threats and breaches identified. Cybersecurity risks are included in the Company’s risk matrix and are assessed and managed as part of the Company’s overall enterprise risk management processes.

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

In recent years, we have been engaging with external advisors and consultants to conduct cybersecurity training, phishing simulations and penetration tests, and evaluations on our information security systems, among other services related to our cybersecurity risk assessment programs. We also hired third-party SOC (Security Operations Center) and SIEM (Security Information and Event Management) tools to constantly monitor our systems, tracking incidents and potential vulnerabilities.

Furthermore, with the assistance of third-party specialized companies, Ultrapar has developed and employs several tools to support management in the event of any cybersecurity incident. These tools assist the Company in identifying its critical processes, systems and resources, whose correction should be prioritized in case of unavailability or failure, and in devising a formalized and organized response process, guiding all organizational levels to respond quickly and in a reliable manner, should the Company experience any information security incident.

Previous cybersecurity incidents. On January 11, 2021, an unauthorized party disrupted access to our IT systems, which caused a temporary interruption to our operations and resulted in the theft of certain proprietary data. All critical information systems have been fully operational since February 2021. The event did not have any material and lasting impacts on the Company.

The Company had, at the time, a cyber insurance policy in place, which was triggered by the event. As of the date of this annual report, the Company has a cyber risks insurance policy, which is intended to mitigate losses from a variety of cyber incidents. Therefore, similar cybersecurity incidents could have an adverse effect on our businesses, reputation, results of operations, cash flows or financial condition, or result in proceedings or actions against us, including the imposition of fines. For information on risks from cybersecurity threats, see “Item 3.D. Key information—Risk factors—Information technology failures, including those that affect the privacy and security of personal data, as a result of cyber-attacks or other causes, could adversely affect our businesses and the market price of our shares and ADSs.”

Governance: Ultrapar’s Board of Directors oversees cybersecurity risks, including through the Audit and Risks Committee of the Board of Directors. Under Ultrapar’s Information Security Policy, Ultrapar’s Financial and Investor Relations officer reports to the Audit and Risks Committee events related to violations of such policy, and management supports and, as applicable, deliberates on incident response actions and the assessment of impacts in Ultrapar’s risk management process. At the management level, cybersecurity matters are coordinated through an internal IT governance forum (which is not a formally constituted committee) and through the Company’s risk management processes. Management provides an annual cybersecurity report to the Board of Directors and the Audit and Risks Committee, and material cybersecurity incidents and other significant cybersecurity risk matters are escalated to the Board of Directors and/or the Audit and Risks Committee, as appropriate, in accordance with the Company’s reporting protocols.

The Company maintains a structured and continuous approach to cybersecurity risk management, grounded in formal processes for identification, assessment, monitoring and reporting. These processes leverage multiple information inputs, including security monitoring tools, periodic vulnerability scans, penetration testing results and third-party assessments, and are supported by key risk indicators (KRIs), periodic reporting and incident response governance mechanisms. As part of the Company’s overall risk management processes, the risk team holds monthly meetings with business units to discuss information technology risks, including cybersecurity risks, and to monitor the status of mitigation and remediation plans and emerging risk trends. The Company has defined escalation and reporting protocols to help ensure that relevant matters — including material incidents, significant vulnerabilities and critical exposures — are communicated in a timely manner to appropriate levels of management and, where applicable, to the Board of Directors or its committees.

The main roles and their respective responsibilities in maintaining and continuously improving security in the information technology systems of Ultrapar are described below:

·	IT Heads (of Ultrapar and its subsidiaries):
	-	Allocate IT-related investments;
	-	Implement information security awareness and training programs;
	-	Execute plans and investments to mitigate information security risks;
	-	Supervise the implementation of action plans and mitigation controls related to information security risks; and
	-	Ensure the effectiveness of the Information Security Policy by suggesting revisions and updates to Ultrapar’s statutory officers and, as applicable, to the Board of Directors.

Information Technology Governance Forum (an internal management forum that brings together Ultrapar’s Head of IT, the Director of our Shared Services Center, the Value Creation Officer and the Business IT Director, together with information security and information technology specialists at Ultrapar and its subsidiaries; this forum is not a formally constituted committee):

-	Share information and align initiatives and plans related to best practices, processes, technologies and solutions for assessing, identifying and managing material risks from cybersecurity threats;
-	Discuss, assess, verify and suggest information security management rules and standards, as applicable, and minimum information security records and requirements in technology environments;
-	Monitor the prevention, detection, mitigation and remediation of information security incidents;
-	Supervise and validate action plans and controls related to information security risks;
-	Review, approve and monitor applicable rules and standards for information security management, as well as information security training plans;
-	Monitor and supervise the implementation of the action plans and prevention, mitigation and other controls related to information security risks;
-

Report information regarding significant cybersecurity risks and incidents, and the status of key mitigation and remediation plans, to Ultrapar’s statutory officers and, as applicable, to the Audit and Risks Committee of the Board of Directors; and

-	Ensure the effectiveness of the Information Security Policy by suggesting revisions and updates to Ultrapar’s statutory officers, which may propose revisions to the Board of Directors, as appropriate.

As of December 31, 2025, Ultrapar’s cybersecurity governance activities involved, among others, Ultrapar’s Value Creation Officer, Ultrapar’s Head of IT, Ultrapar’s Business IT Directors, Ultrapar’s Information Security Manager and information security and information technology specialists at Ultrapar’s subsidiaries, whose relevant expertise for assessing and managing cybersecurity risks is described below.

Ultrapar’s Value Creation Officer: Our Value Creation Officer joined Ultrapar in 1992 and has held several senior leadership positions within the group over the years, including financial roles at Oxiteno and Ultragaz. She currently serves as Ultrapar’s Value Creation Officer, reporting directly to the Chief Executive Officer. She is responsible for Value Creation, Technology and Shared Services Center (CSC) activities, including oversight of technology, data and information security environments.

Ultrapar’s Value Creation and IT Executive Manager: Our Information Technology Executive Manager joined Ultrapar in 2025 and he previously spent eight years at Ultragaz, where he held several leadership roles, including Technology Manager, Innovation Manager and among others.

Throughout this period, he was responsible for leading strategic initiatives related to digital transformation, technology modernization, and innovation programs aligned with business objectives. He has solid expertise in project management, with experience managing complex, cross-functional initiatives and coordinating multidisciplinary teams. His background also includes strong technical knowledge in IT infrastructure, project management, data e AI, with a focus on scalability, reliability, and operational efficiency. He graduated in information technology from PUC University.

For more information about our overall risk management processes, strategy and governance, see “Item 4.B. Information on the Company—Business overview.”

The information required by this Item 16K will be provided in an Interactive Data File in Inline XBRL, as required by SEC rules and the EDGAR Filer Manual.

PART III

ITEM 17.      FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this Item.

ITEM 18.      FINANCIAL STATEMENTS

We file the following Consolidated Financial Statements together with the reports of independent registered public accountants’ firms, as part of this annual report:

ITEM 19.              EXHIBITS

We are filing the following documents as part of this Annual Report Form 20-F:

1.1	Bylaws of Ultrapar, dated as of April 15, 2026 (incorporated by reference to Form 6-K furnished by Ultrapar Participações S.A. filed on April 15, 2026).
2.1

Ipiranga Shareholders’ Agreement entered into by and among Ultrapar, Petrobras and Braskem, dated April 18, 2007 — English Translation (incorporated by reference to Exhibit 2.7 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).

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

8.1	List of subsidiaries of Ultrapar (incorporated by reference to Note 1 to our Consolidated Financial Statements included in this annual report).
11.1	Code of Ethics, amended on December 12, 2025 (incorporated by reference to the report on Form 6-K furnished by Ultrapar Participações S.A. filed on March 21, 2025).
11.2	Material Notice Disclosure and Securities Trading Corporate Policies, incorporated by reference to the report on Form 6-K furnished by Ultrapar Participações S.A. filed on August 8, 2024
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.1	Corporate Clawback Policy (incorporated by reference to Exhibit 99.1 to Form 20-F of Ultrapar Participações S.A. filed on April 23, 2024)
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Schema Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Schema Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

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

ULTRAPAR PARTICIPAÇÕES S.A.

By:	/S/ RODRIGO DE ALMEIDA PIZZINATTO
Name:	Rodrigo de Almeida Pizzinatto
Title:	Chief Executive Officer

Date: April 28, 2026	By:	/S/ ALEXANDRE MENDES PALHARES
	Name:	Alexandre Mendes Palhares

ultra

Ultrapar Participações S.A.

FINANCIAL STATEMENTS

2025

Ipiranga
ultragaz
ultracargo
Hidrovias do Brasil

.
F-1

Ultrapar Participações S.A. and Subsidiaries

Deloitte Touche Tohmatsu Av. Dr. Chucri Zaidan, 1.240 - 4º ao 12º pisos - Golden Tower 04711-130 - São Paulo - SP Brasil Tel.: + 55 (11) 5186-1000 Fax: + 55 (11) 5181-2911 www.deloitte.com.br

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Ultrapar Participações S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Ultrapar Participações S.A. and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in equity and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 28, 2026, expressed an unqualified opinion on the Company's internal control over financial reporting.

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

© 2026. For information, contact Deloitte Global.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the Audit and Risks Committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Business Combination – Hidrovias – Refer to Note 27.b to the consolidated financial statements

Critical Audit Matter Description

As disclosed in Note 27.b to the consolidated financial statements, in May 2025 the Company acquired control of Hidrovias do Brasil S.A. (“Hidrovias”), holding 58.72% of its capital as of December 31, 2025. This transaction requires, in accordance with the applicable accounting standards, the recognition by the Company of the business combination, including the measurement, at fair value, of the assets acquired and liabilities assumed, as well as the determination and recognition of goodwill. The determination of these values involves valuation techniques and subjective estimates, such as cash flow projections, discount rates, useful lives and operational assumptions, that require significant judgments by Management.

This topic was considered a critical audit matter due to the materiality of the balances involved, the complexity of the required estimates, the relevant judgments made by Management in concluding that it was a business combination achieved in stages, considering that the Company already had significant influence over Hidrovias before the acquisition of control, and the degree of subjectivity inherent in the assumptions used in the measurement of fair value and in the determination of goodwill.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the business combination of Hidrovias included the following, among others:

•	We tested the design, implementation and operating effectiveness of internal controls over the purchase price allocation, and the valuation methodology for estimating the fair value of assets acquired and liabilities assumed.
•	We read and evaluated the relevant documents and contracts related to the transaction.
•	With the assistance of our specialists in accounting and reporting matters, we evaluated the accounting aspects of the acquisition as a business combination achieved in stages.
•	We tested the computation of the revaluation to fair value of the previous investment and the components of the resulting net gain recorded on the acquisition date.
•	We evaluated the accounting policies applied to the business combination and to the identification of the assets and liabilities recorded at fair value.
•	With the assistance of our valuation specialists, we evaluated the reasonableness of the valuation methodologies and assumptions used in the determination of fair value of identified intangible assets, including testing of the discounted cash flows models and the mathematical accuracy of the calculations.
•	We assessed the reasonableness of management’s projections by comparing the assumptions used in the projections, historical data, and results from other areas of the audit.
•	We evaluated the related disclosures in the consolidated financial statements.

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

© 2026. For information, contact Deloitte Global.

Recoverable Taxes - Recoverability of PIS and COFINS tax credits - Ipiranga - Refer to Note 7.a.2 to the consolidated financial statements.

Critical Audit Matter Description

The Company´s subsidiary Ipiranga Produtos de Petróleo S.A. (“Ipiranga”) recorded recoverable tax credits related to PIS and COFINS (Federal Value Added Taxes) of R$3,863,682 as of December 31, 2025, whose realization depends on the generation by Ipiranga of sufficient amounts of qualifying federal tax liabilities in the future. These tax credits may be utilized to offset future PIS and COFINS tax liabilities or other future qualifying federal tax liabilities of Ipiranga, or may be refunded by the Federal Revenue Service through requests if they are filed within the applicable regulatory period.

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

This matter was considered a critical audit matter due to the significance of the amounts involved, the complexity and degree of judgment involved in assessing and challenging management’s assumptions and judgments regarding the recoverability of tax credits.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the recoverability of the Ipiranga PIS and COFINS tax credits included the following, among others:

•	We tested the design, implementation and operating effectiveness of internal controls over management’s assessment of the recoverability of the PIS and COFINS credits, including relevant internal controls over the projections prepared by management and used to support the realization of the tax credits.
•	We inspected the approvals of the strategic plan and applicable underlying projections by the Board of Directors.
•	We evaluated the significant assumptions used by management in its recoverability assessment, including the timing and character of future qualifying federal tax liabilities, and tested the completeness and accuracy of the data supporting the significant assumptions underlying management´s projections.
•	We inquired of executives from the businesses, treasury and controllership areas and challenged the significant assumptions underlying management´s projections in light of historical performance.
•	We performed a retrospective analysis, including evaluation of the history of tax credit offsets and refunds, including assessing any contradictory evidence.
•	We evaluated the related disclosures in the financial statements.
•	We assessed the accuracy and completeness of disclosures related to PIS and COFINS tax credits.

/s/ DELOITTE TOUCHE TOHMATSU Auditores Independentes Ltda

São Paulo, Brazil

April 28, 2026

Deloitte Touche Tohmatsu Av. Dr. Chucri Zaidan, 1.240 - 4º ao 12º pisos - Golden Tower 04711-130 - São Paulo - SP Brasil Tel.: + 55 (11) 5186-1000 Fax: + 55 (11) 5181-2911 www.deloitte.com.br

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Ultrapar Participações S.A.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Ultrapar Participações S.A. and subsidiaries (the “Company”) as of December 31, 2025, based on criteria established in the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway
Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in the Internal Control - Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated April 28, 2026, expressed an unqualified opinion on those financial statements.

As described in Management’s Annual Report on Internal Control Over Financial Reporting, the Company’s management excluded from its assessment the internal control over financial reporting at Hidrovias do Brasil S.A., Petrovila Combustíveis S.A., TRR Neoagrodiesel S.A., and MI TRR Transportadora Retalhista e Revendedora de Combustíveis S.A., which were acquired in 2025, and whose combined financial statements constitute 12.71% and 16.20% of net assets and total assets, respectively, 1.19% of revenues, and 4.62% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2025. Accordingly, our audit did not include the internal control over financial reporting at those entities.

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

© 2026. For information, contact Deloitte Global.

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

/s/ DELOITTE TOUCHE TOHMATSU Auditores Independentes Ltda

São Paulo, Brazil

April 28, 2026

Ultrapar Participações S.A. and Subsidiaries

Consolidated statements of financial position as of December 31, 2025 and 2024
In thousands of Brazilian Reais)

	Note	12/31/2025	12/31/2024		Note	12/31/2025	12/31/2024
Assets				Liabilities
Current assets				Current liabilities
Cash and cash equivalents	4.a	3,175,125	2,071,593	Trade payables	16	4,643,344	3,518,385
Financial investments	4.b	3,851,758	2,306,927	Trade payables – reverse factoring		3,785	1,014,504
Derivative financial instruments	26.f	127,254	246,084	Loans, financing and debentures	15	4,251,131	3,478,673
Trade receivables	5.a	3,703,954	3,540,266	Derivative financial instruments	25.f	246,064	74,087
Reseller financing	5.a	573,093	511,979	Salaries and related charges		576,674	480,285
Inventories	6	4,244,164	3,917,076	Taxes payable		236,928	151,230
Recoverable taxes	7.a	1,685,426	2,040,008	Energy trading futures contracts	25.h	303,455	66,729
Recoverable income and social contribution taxes	7.b	317,963	151,930	Dividends payable	20.h	23,073	327,471
Energy trading futures contracts	25.h	371,241	141,257	Income and social contribution taxes payable		358,685	322,074
Dividends receivable		923	3,415	Post-employment benefits	17.b	19,067	24,098
Other receivables and other assets		294,068	294,769	Provisions for tax, civil and labor risks	18.a	49,175	47,788
Prepaid expenses		165,392	163,846	Leases payable	12.b	343,725	316,460
Contractual assets with customers - exclusivity rights	10	666,109	658,571	Financial liabilities of customers		63,445	117,090
Total current assets		19,176,470	16,047,721	Other payables		728,793	554,327
				Total current liabilities		11,847,344	10,493,201
Non-current assets				Non-current liabilities
Financial investments	4.b	2,381,597	2,819,179	Loans, financing and debentures	15	15,842,130	10,381,837
Derivative financial instruments	25.f	773,063	585,294	Derivative financial instruments	25.f	334,851	367,513
Trade receivables	5.a	33,282	27,003	Energy trading futures contracts	25.h	431,418	48,047
Reseller financing	5.a	800,927	766,045	Related parties	8	2,875	3,516
Related parties	8	105,196	48,309	Deferred income and social contribution taxes	9.a	637,897	132,825
Deferred income and social contribution taxes	9.a	1,007,291	936,941	Post-employment benefits	17.b	196,549	198,778
Recoverable taxes	7.a	3,717,815	2,650,269	Provisions for tax, civil and labor risks	18.a	485,439	610,572
Recoverable income and social contribution taxes	7.b	346,093	346,137	Leases payable	12.b	1,395,908	1,168,692
Energy trading futures contracts	25.h	724,121	263,438	Financial liabilities of customers		10,881	63,135
Escrow deposits	18.a	471,609	446,076	Subscription warrants – indemnification	19	53,911	47,745
Indemnification asset - business combination	18.c	92,524	126,098	Provision for loss on investment	11	76,059	349
Other receivables and other assets		185,726	117,076	Other payables		303,115	218,420
Prepaid expenses		80,643	40,904
Contractual assets with customers - exclusivity rights	10	1,518,987	1,473,331	Total non-current liabilities		19,771,033	13,241,429
				Equity
				Share capital	20.a	7,987,100	6,621,752
Investments in subsidiaries, joint ventures and associates	11	521,381	2,148,633	Equity instrument granted	20.b	144,694	108,253
Right-of-use assets, net	12	1,928,694	1,671,324	Capital reserve	20.d	617,009	612,048
Property, plant and equipment, net	13	12,167,097	7,135,966	Treasury shares	20.c	(822,526)	(596,400)
Intangible assets, net	14	3,316,478	1,908,330	Revaluation reserve	20.e	3,476	3,632
				Profit reserves	20.f	7,662,403	8,195,221
Total non-current assets		30,172,524	23,510,353	Accumulated other comprehensive income		223,355	214,212
				Acquisition of shares from shareholders	27.b	(149,239)	‐
				Equity attributable to:
				Ultrapar shareholders’ equity		15,666,272	15,158,718
				Non-controlling interests	11	2,064,345	664,726
				Total equity		17,730,617	15,823,444
Total assets		49,348,994	39,558,074	Total liabilities and equity		49,348,994	39,558,074

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Consolidated statements of income
For the years ended December 31, 2025, 2024 and 2023
In thousands of Brazilian Reais)

	Note	2025	2024	2023
Continuing operations
Net revenue from sales and services		142,369,540	133,498,913	126,048,701
Cost of products and services sold	21	(133,010,699)	(123,811,893)	(116,730,469)
Gross profit		9,358,841	9,687,020	9,318,232
Operating income (expenses)
Selling and marketing	21	(2,517,894)	(2,499,547)	(2,253,226)
General and administrative	21	(2,249,413)	(1,872,092)	(2,018,159)
Results from disposal of assets		99,570	171,837	121,935
Other operating income (expenses), net	21	354,664	(414,092)	(602,865)
Operating result before share of profit (loss) of subsidiaries, joint ventures and associates, financial result and income and social contribution taxes		5,045,768	5,073,126	4,565,917
Share of profit (loss) of subsidiaries, joint ventures and associates	11	(155,999)	(127,182)	11,908
Amortization of fair value adjustments on associates acquisition	11	(1,611)	(2,493)	-
Gain on acquisition of control of associate	27.b	91,105	‐	-
Total share of profit (loss) of subsidiaries, joint ventures and associates		(66,505)	(129,675)	11,908

Income before financial result and income and social contribution taxes		4,979,263	4,943,451	4,577,825
Financial income	22	1,580,842	881,074	880,884
Financial expenses	22	(2,748,196)	(1,813,008)	(1,880,014)
Financial result, net	22	(1,167,354)	(931,934)	(999,130)
Income before income and social contribution taxes		3,811,909	4,011,517	3,578,695
Income and social contribution taxes
Current	9.b	(1,054,797)	(1,124,664)	(1,396,317)
Deferred	9.b	(8,892)	(360,953)	335,375
		(1,063,689)	(1,485,617)	(1,060,942)
Net income from continuing operations		2,748,220	2,525,900	2,517,753
Discontinued operations
Net income (loss) from discontinued operations	28	(206,312)	‐	-
Net income for the year		2,541,908	2,525,900	2,517,753
Income attributable to:
Shareholders of Ultrapar		2,453,853	2,362,740	2,439,795
Non-controlling interests in subsidiaries	11	88,055	163,160	77,958

Total earnings per share from continuing operations (based on the weighted average number of shares outstanding) – R$
Basic	23	2.4027	2.1438	2.2272
Diluted	23	2.3513	2.1141	2.2081
Earnings per share from discontinued operations (based on the weighted average number of shares outstanding) – R$
Basic	23	(0.1130)	‐	-
Diluted	23	(0.1106)	‐	-
Total earnings per share (based on the weighted average number of shares outstanding) – R$
Basic	23	2.2896	2.1438	2.2272
Diluted	23	2.2407	2.1141	2.2081

The accompanying notes are an integral part of the financial statements.
F-9

Ultrapar Participações S.A. and Subsidiaries

Consolidated statements of comprehensive income
As of December 31, 2025 and 2024
In thousands of Brazilian Reais)

	Note	2025	2024	2023
Net income for the year, attributable to shareholders of Ultrapar		2,453,853	2,362,740	2,439,795
Net income for the year, attributable to non-controlling interests in subsidiaries		88,055	163,160	77,958
Net income for the year		2,541,908	2,525,900	2,517,753
Items that will be subsequently reclassified to profit or loss:
Fair value adjustments of financial instruments of subsidiaries, joint ventures and associates, net of income and social contribution taxes	20.g	117,760	8,495	(7,399)
Translation adjustments of subsidiaries	20.g	(78,712)	36,134	-
Items that will not be subsequently reclassified to profit or loss:
Actuarial gains of post-employment benefits, net of income and social contribution taxes	20.g	3,865	25,218	(32,971)
Total comprehensive income for the year		2,584,821	2,595,747	2,477,383
Total comprehensive income for the year attributable to shareholders of Ultrapar		2,462,996	2,422,844	2,413,929
Total comprehensive income for the year attributable to non-controlling interests in subsidiaries		121,825	172,903	63,454

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Consolidated statements of changes in equity
For the years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, except dividends per share)

							Profit reserves					Equity attributable to:
	Note	Share capital	Equity instrument granted	Capital reserve	Treasury shares	Revaluation reserve of subsidiaries	Legal reserve	Investments statutory reserve	Accumulated other comprehensive income	Retained earnings	Additional dividends to the minimum mandatory dividends	Shareholders of Ultrapar	Non-controlling interests (i)	Consolidated total equity
Balance as of December 31, 2022		5,171,752	43,987	599,461	(479,674)	3,975	882,575	5,228,561	179,974	‐	78,130	11,708,741	466,227	12,174,968
Net income for the year	-	‐	‐	‐	‐	‐	‐	‐	‐	2,439,795	‐	2,439,795	77,958	2,517,753
Other comprehensive income	-	‐	‐	‐	‐	‐	‐	‐	(25,866)	‐	‐	(25,866)	(14,504)	(40,370)
Total comprehensive income for the year		‐	‐	‐	‐	‐	‐	‐	(25,866)	2,439,795	‐	2,413,929	63,454	2,477,383
Issuance of shares related to the subscription warrants - indemnification	-	‐	‐	560	‐	‐	‐	‐	‐	‐	‐	560	‐	560
Equity instrument granted	8.c; 20.b	‐	31,938	(2,193)	9,164	‐	‐	‐	‐	‐	‐	38,909	‐	38,909
Realization of revaluation reserve of subsidiaries	-	‐	‐	‐	‐	(173)	‐	‐	‐	60	‐	(113)	‐	(113)
Capital increase with reserves	20.a	1,450,000	‐	‐	‐	‐	(882,575)	(567,425)	‐	‐	‐	‐	‐	‐
Shareholder transaction - changes of ownership interest	-	‐	‐	‐	‐	‐	‐	2	‐	‐	‐	2	‐	2
Loss due to change in ownership interest	-	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	(45)	(45)
Dividends prescribed	-	‐	‐	‐	‐	‐	‐	‐	‐	2,048	‐	2,048	‐	2,048
Special reserve for mandatory dividend not distributed to non-controlling shareholders		‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	(11,145)	(11,145)
Non-controlling interest in acquired subsidiary		‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	24,303	24,303
Allocation of net income:
Legal reserve		‐	‐	‐	‐	‐	121,990	‐	‐	(121,990)	‐	‐	‐	‐
Investments statutory reserve		‐	‐	‐	‐	‐	‐	1,606,431	‐	(1,606,431)	‐	‐	‐	‐
Additional minimum mandatory dividend (R$ 0.28 per share)		‐	‐	‐	‐	‐	‐	‐	‐	(305,653)	‐	(305,653)	‐	(305,653)
Additional dividends (R$ 0.12 per share)		‐	‐	‐	‐	‐	‐	‐	‐	(134,031)	134,031	‐	‐	‐
Dividends attributable to non-controlling interests	-	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	(19,463)	(19,463)
Approval of additional dividends by the Ordinary General Shareholders’ Meeting	-	‐	‐	‐	‐	‐	‐	‐	‐	‐	(78,130)	(78,130)	‐	(78,130)
Interim dividends (R$ 0.25 per share)		‐	‐	‐	‐	‐	‐	‐	‐	(273,798)	‐	(273,798)	‐	(273,798)
Balance as of December 31, 2023		6,621,752	75,925	597,828	(470,510)	3,802	121,990	6,267,569	154,108	‐	134,031	13,506,495	523,331	14,029,826

Ultrapar Participações S.A. and Subsidiaries

Consolidated statements of changes in equity
For the years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, except dividends per share)

											Equity attributable to:
	Note	Share capital	Equity instrument granted	Capital reserve	Treasury shares	Revaluation reserve	Profit reserves	Accumulated other comprehensive income	Acquisition of shares from shareholders	Retained earnings	Shareholders of Ultrapar	Non-controlling interests (i)	Consolidated total equity
Balance as of December 31, 2023		6,621,752	75,925	597,828	(470,510)	3,802	6,523,590	154,108	‐	‐	13,506,495	523,331	14,029,826
Net income for the year	-	‐	‐	‐	‐	‐	‐	‐	‐	2,362,740	2,362,740	163,160	2,525,900
Other comprehensive income	-	‐	‐	‐	‐	‐	‐	60,104	‐	‐	60,104	9,743	69,847
Total comprehensive income for the year		‐	‐	‐	‐	‐	‐	60,104	‐	2,362,740	2,422,844	172,903	2,595,747
Issuance of shares related to the subscription warrants - indemnification	-	‐	‐	6,452	‐	‐	‐	‐	‐	‐	6,452	‐	6,452
Equity instrument granted	8.d; 20.b	‐	32,328	2,069	23,055	‐	‐	‐	‐	‐	57,452	6	57,458
Purchase of treasury shares	-	‐	‐	‐	(148,945)	‐	‐	‐	‐	‐	(148,945)	‐	(148,945)
Realization of revaluation reserve of subsidiaries	-	‐	‐	‐	‐	(170)	‐	‐	‐	170	‐	‐	‐
Setting up of reserves	20.a	‐	‐	5,699	‐	‐	‐	‐	‐	‐	5,699	(36)	5,663
Shareholder transaction - changes of ownership interest	-	‐	‐	‐	‐	‐	‐	‐	‐	534	534	309	843
Dividends prescribed	-	‐	‐	‐	‐	‐	‐	‐	‐	3,369	3,369	‐	3,369
Non-controlling interest in acquired subsidiary		‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	112,160	112,160
Allocation of net income:
Legal reserve	20.f	‐	‐	‐	‐	‐	118,137	‐	‐	(118,137)	‐	‐	‐
Investments statutory reserve	20.f	‐	‐	‐	‐	‐	1,479,404	‐	‐	(1,479,404)	-	‐	-
Additional minimum mandatory dividend for the year (R$ 0.26 per share)	20.h	-	-	-	-	-	-	-	-	(285,180)	(285,180)	-	(285,180)
Additional dividends (R$ 0.19 per share)	20.f	‐	‐	‐	‐	‐	208,121	‐	‐	(208,121)	‐	‐	‐
Interest on equity attributable to non-controlling interests		‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	(105,590)	(105,590)
Dividends attributable to non-controlling interests	-	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	(38,357)	(38,357)
Interim dividends (R$ 0.25 per share)	20.h	‐	‐	‐	‐	‐	‐	‐	‐	(275,971)	(275,971)	‐	(275,971)
Approval of additional dividends by the Ordinary General Shareholders’ Meeting	20.h	‐	‐	‐	‐	‐	(134,031)	‐	‐	‐	(134,031)	‐	(134,031)
Balance as of December 31, 2024		6,621,752	108,253	612,048	(596,400)	3,632	8,195,221	214,212	‐	‐	15,158,718	664,726	15,823,444

Ultrapar Participações S.A. and Subsidiaries

Consolidated statements of changes in equity
For the years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, except dividends per share)

											Equity attributable to:
	Note	Share capital	Equity instrument granted	Capital reserve	Treasury shares	Revaluation reserve	Profit reserves	Accumulated other comprehensive income	Acquisition of shares from shareholders	Retained earnings	Shareholders of Ultrapar	Non-controlling interests (i)	Consolidated total equity
Balance as of December 31, 2024		6,621,752	108,253	612,048	(596,400)	3,632	8,195,221	214,212	-	-	15,158,718	664,726	15,823,444
Net income for the year		‐	‐	‐	‐	‐	‐	‐	‐	2,453,853	2,453,853	88,055	2,541,908
Other comprehensive income		‐	‐	‐	‐	‐	‐	9,143	‐	‐	9,143	33,770	42,913
Total comprehensive income for the year		‐	‐	‐	‐	‐	‐	9,143	‐	2,453,853	2,462,996	121,825	2,584,821
Issuance of shares related to the subscription warrants - indemnification		‐	‐	7,863	‐	‐	‐	‐	‐	‐	7,863	‐	7,863
Equity instrument granted	8.d; 20.b	‐	36,441	(7,351)	40,828	‐	‐	‐	‐	‐	69,918	(1,563)	68,355
Purchase of treasury shares	20.c	‐	‐	‐	(266,954)	‐	‐	‐	‐	‐	(266,954)	‐	(266,954)
Realization of revaluation reserve	-	‐	‐	‐	‐	(156)	‐	‐	‐	156	‐	‐	‐
Capital increase with reserves	20.a	1,365,348	‐	‐	‐	‐	(1,365,348)	‐	‐	‐	‐	‐	‐
Capital increase of non-controlling shareholders	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	12,184	12,184
Shareholder transaction	27.b	‐	‐	‐	‐	‐	‐	‐	(149,239)	(45)	(149,284)	‐	(149,284)
Setting up of reserves	20.d	‐	‐	4,449	‐	‐	‐	‐	‐	‐	4,449	‐	4,449
Non-controlling interest in the equity of acquired subsidiary – Hidrovias	27.b	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	1,658,270	1,658,270
Variation in change of ownership interest of non-controlling shareholders	-	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	(190,462)	(190,462)
Non-controlling interest in the equity of acquired subsidiary	-	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	45,633	45,633
Payment of dividends for the prior year	20.h	‐	‐	‐	‐	‐	(208,121)	‐	‐	‐	(208,121)	‐	(208,121)
Allocation of net income:
Legal reserve	20.f	‐	‐	‐	‐	‐	122,692	‐	‐	(122,692)	‐	-	-
Investments statutory reserve	20.f	‐	‐	‐	‐	‐	917,959	‐	‐	(917,959)	‐	-	-
Minimum mandatory dividends for the year	20.h	‐	‐	‐	‐	‐	-	‐	‐	(582,790)	(582,790)	-	(582,790)
Additional dividends to the minimum mandatory dividends	20.h	‐	‐	‐	‐	‐	-	‐	‐	(830,523)	(830,523)	-	(830,523)
Dividends and interest on equity attributable to non-controlling interests	-	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	(246,268)	(246,268)
Balance as of December 31, 2025		7,987,100	144,694	617,009	(822,526)	3,476	7,662,403	223,355	(149,239)	-	15,666,272	2,064,345	17,730,617

(i)	Are substantially represented by non-controlling shareholders of Iconic and Hidrovias.

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Consolidated statements of cash flows – indirect method
As of December 31, 2025 and 2024
In thousands of Brazilian Reais)

	Note	2025	2024	2023
CASH FLOWS FROM CONTINUING OPERATING ACTIVITIES
Net income from continuing operations		2,748,220	2,525,900	2,517,753
Adjustments to reconcile net income to cash provided (consumed) by operating activities
Share of profit (loss) of subsidiaries, joint ventures and associates and amortization of fair value adjustments on associates acquisition	11	157,610	129,675	(11,908)
Amortization of contractual assets with customers - exclusivity rights	10	469,766	555,083	607,446
Amortization of right-of-use assets	12	367,129	312,060	305,900
Depreciation and amortization	13; 14	1,219,034	900,673	848,894
Interest, monetary variations and foreign exchange variations		1,472,633	1,557,814	1,349,953
Current and deferred income and social contribution taxes	9.b	1,063,689	1,485,617	1,060,942
Gain (loss) on disposal or write-off of assets		(110,259)	(207,076)	(192,744)
Equity instrument granted		40,564	57,458	38,909
Gain (loss) on the fair value of energy contracts		(71,121)	(64,287)	‐
Provision for decarbonization - CBIO		370,823	584,371	740,298
Revaluation of investment in associates	27.b	(91,105)	‐	-
Provisions for tax, civil and labor risks		(103,901)	(4,708)	192,975
Other provisions and adjustments		(18,431)	(11,361)	(45,175)
		7,514,651	7,821,219	7,413,243
(Increase) decrease in assets
Trade receivables and reseller financing	5	(185,611)	180,339	259,878
Inventories	6	(151,282)	371,244	645,301
Recoverable taxes		(171,126)	(585,254)	(309,322)
Dividends received from subsidiaries, associates and joint ventures		11,141	2,028	12,041
Other assets		167,931	(114,528)	(87,797)
Increase (decrease) in liabilities
Trade payables and trade payables - reverse factoring	16	(31,818)	(1,209,636)	(1,700,496)
Salaries and related charges		47,615	(17,019)	30,965
Taxes payable		8,963	(23,512)	(25,027)
Income and social contribution taxes payable		(949,442)	(1,057,460)	(892,118)
Other liabilities		189,931	(160,331)	218,523
Acquisition of CBIO and carbon credits	14	(370,501)	(713,453)	(778,885)
Payments of contractual assets with customers - exclusivity rights	10	(455,567)	(418,250)	(597,798)
Payment of contingencies		(78,537)	(30,896)	(70,128)
Income and social contribution taxes paid		(124,077)	(308,915)	(268,558)
Net cash provided by continuing operating activities		5,422,271	3,735,576	3,849,822
Net cash provided by discontinued operating activities		30,231	-	-
Net cash provided by operating activities		5,452,502	3,735,576	3,849,822
CASH FLOWS FROM INVESTING ACTIVITIES
Financial investments, net of redemptions	4.b	(1,510,857)	(4,202,032)	73,973
Acquisition of property, plant and equipment and intangible assets	13; 14	(2,005,243)	(1,787,175)	(1,287,330)
Sale of investments and other assets		429,283	1,386,252	512,827
Acquisition of investments and other assets		(937,457)	(1,785,517)	(324,125)
Cash acquired in business combination		1,213,510	522	3,100
Net cash consumed by continuing investing activities		(2,810,764)	(6,387,950)	(1,021,555)
Net cash consumed by discontinued investing activities		(34,948)	-	-
Net cash consumed by investing activities		(2,845,712)	(6,387,950)	(1,021,555)
CASH FLOWS FROM FINANCING ACTIVITIES
Loans, financing and debentures
Proceeds	15	8,669,139	4,179,974	2,903,031
Repayments	15	(5,134,131)	(2,718,953)	(3,149,525)
Interest and derivatives (paid) or received		(1,899,251)	(1,117,562)	(1,267,447)
Payments of lease
Principal and interest paid	12.b	(480,722)	(433,488)	(359,113)
Dividends paid		(2,172,132)	(833,658)	(400,025)
Proceeds from financial liabilities of customers		-	-	7,812
Payments of financial liabilities of customers		(123,122)	(159,897)	(197,891)
Capital increase made by non-controlling shareholders and redemption of shares		(12,300)	13,500	-
Repurchase of treasury shares		(266,954)	(148,945)	-
Related parties		(43,521)	(15,073)	(31,238)
Net cash consumed by continuing financing activities		(1,462,994)	(1,234,102)	(2,494,396)
Net cash consumed by discontinued financing activities		(6,596)	-	-
Net cash consumed by financing activities		(1,469,590)	(1,234,102)	(2,494,396)
Effect of exchange rate changes on cash and cash equivalents in foreign currency - continuing operations		(44,981)	32,381	(29,952)
Increase (decrease) in cash and cash equivalents - continuing operations		1,103,532	(3,854,095)	303,919
Increase (decrease) in cash and cash equivalents - discontinued operations		(11,313)	-	-
Cash and cash equivalents at the beginning of the year - continuing operations	4.a	2,071,593	5,925,688	5,621,769
Cash and cash equivalents at the beginning of the year - discontinued operations		11,313	-	-
Cash and cash equivalents at the end of the year - continuing operations	4.a	3,175,125	2,071,593	5,925,688
Non-cash transactions:
Addition and remeasurement on right-of-use assets and leases payable	12	400,758	342,332	257,201
Addition on contractual assets with customers - exclusivity rights	10	67,393	5,627	66,565
Reclassification between financial assets and investment in associates		‐	645,333	-
Issuance of shares related to the subscription warrants - indemnification - Extrafarma acquisition		‐	6,452	411
Acquisition of property, plant and equipment and intangible assets without cash effect		23,478	42,180	104,177

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

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

The Company engages in the investment of its own capital in services, commercial and industrial activities, through the subscription or acquisition of shares of other companies. Through its subsidiaries, it operates on liquefied petroleum gas distribution and other energies (“Ultragaz”), fuel distribution and related businesses (“Ipiranga” or “IPP”), storage services for liquid bulk (“Ultracargo”) and logistics and waterway and multimodal infrastructure (“Hidrovias”). The information on segments is disclosed in Note 24.

These financial statements were authorized for issuance by the Management on April 28, 2026.

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

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

a.2 Interest in subsidiaries

The consolidated financial statements include the following direct and indirect subsidiaries:

			Interest % roudend
			12/31/2025		12/31/2024		12/31/2023
			Control		Control		Control
	Location	Segment	Direct	Indirect	Direct	Indirect	Direct	Indirect
Ultra Mobilidade S.A. (1)	Brazil	Ipiranga	100	-	100	-	100	-
Centro de Conveniências Millennium Ltda. and subsidiaries (2)	Brazil	Ipiranga	-	-	-	100	-	100
am/pm Comestíveis Ltda. (3)	Brazil	Ipiranga	-	100	-	-	-	-
Glazed Brasil S.A. (“Krispy Kreme”)	Brazil	Ipiranga	-	55	-	-	-	-
Centro de Conveniências Millennium Ltda. and subsidiaries (2)	Brazil	Ipiranga	-	100	-	-	-	-
Neodiesel Ltda.(13)	Brazil	Ipiranga	-	100	-	100	-	-
Serra Diesel Transportador Revendedor Retalhista Ltda.(14)	Brazil	Ipiranga	-	60	-	60	-	60
Neoagro Diesel S.A. (4)	Brazil	Ipiranga	-	60	-	-	-	-
Mi TRR Transportadora Retalhista e Revendedora de Combustíveis S.A. (5)	Brazil	Ipiranga	-	51	-	-	-	-
Petrovila Combustíveis S.A. (6)	Brazil	Ipiranga	-	60	-	-	-	-
Ipiranga Produtos de Petróleo S.A.(15)	Brazil	Ipiranga	-	100	-	100	100	-
am/pm Comestíveis Ltda. (3)	Brazil	Ipiranga	-	-	-	100	-	100
Glazed Brasil S.A. (“Krispy Kreme”)(16)	Brazil	Ipiranga	-	-	-	55	-	-
Ipiranga Trading Limited	British Virgin Islands	Ipiranga	-	100	-	100	-	100
Ipiranga Imobiliária Ltda.	Brazil	Ipiranga	-	100	-	100	-	100
Ipiranga Logística Ltda.	Brazil	Ipiranga	-	100	-	100	-	100
Oil Trading Importadora e Exportadora Ltda.	Brazil	Ipiranga	-	100	-	100	-	100
Iconic Lubrificantes S.A.	Brazil	Ipiranga	-	56	-	56	-	56
Integra Frotas Ltda.	Brazil	Ipiranga	-	100	-	100	-	100
Icorban – Correspondente bancário Ltda.(17)	Brazil	Ipiranga	-	-	-	-	-	100
Tropical TransportesIpiranga Ltda. (18)	Brazil	Ipiranga	-	-	-	-	-	100
Irupé Biocombustíveis Ltda.	Brazil	Ipiranga	-	100	-	100	-	100
Ipiranga Trading North America LLC.(19)	United States	Ipiranga	-	100	-	100	-	-
Ipiranga Trading Middle East DMCC	Dubai	Ipiranga	-	100	-	100	-	-
Ipiranga Trading Europe S.A.(19)	Switzerland	Ipiranga	-	100	-	100	-	-
Eaí Clube Automobilista S.A. (7)	Brazil	Ipiranga	-	-	-	100	100	-
Abastece Aí Participações S.A. (8)	Brazil	Ipiranga	-	-	-	100	-	100
Abastece Aí Clube Automobilista Instituição de Pagamento Ltda. (8)	Brazil	Ipiranga	-	-	-	100	-	100
Abastece Aí Participações S.A. (8)	Brazil	Ipiranga	-	100	-	-	-	-
Abastece Aí Clube Automobilista Instituição de Pagamento Ltda. (8)	Brazil	Ipiranga	-	100	-	-	-	-
Companhia Ultragaz S.A.	Brazil	Ultragaz	99	-	99	-	-	99
Ultragaz Participações Ltda.(20)	Brazil	Ultragaz	-	-	-	-	100	-
Ultragaz Energia Ltda. and subsidiaries	Brazil	Ultragaz	-	100	-	100	-	100
Nova Paraná Distribuidora de Gás Ltda.	Brazil	Ultragaz	-	100	-	100	-	100
Utingás Armazenadora S.A.	Brazil	Ultragaz	-	57	-	57	-	57
Bahiana Distribuidora de Gás Ltda.	Brazil	Ultragaz	-	100	-	100	-	100
NEOgás do Brasil Gás Natural Comprimido S.A.	Brazil	Ultragaz	-	100	-	100	-	100
WTZ Participações S.A. (9)	Brazil	Ultragaz	-	-	-	52	-	-
Ultragaz Comercializadora de Energia Ltda. (9)	Brazil	Ultragaz	-	52	-	-	-	-
Ultragaz Energia e Corretagem de Seguros Ltda. (9)	Brazil	Ultragaz	-	100	-	-	-	-
UVC Investimentos Ltda.	Brazil	Others	100	-	100	-	100	-
UVC - Fundo de investimento em participações multiestratégia investimento no exterior (21)	Brazil	Others	-	-	-	-	-	100
Ultra Logística Ltda.(22)	Brazil	Hidrovias	100	-	100	-	100	-
Hidrovias do Brasil S.A. (10)	Brazil	Hidrovias	-	59	-	-	-	-
Hidrovias do Brasil – Vila do Conde S.A.	Brazil	Hidrovias	-	100	-	-	-	-
Hidrovias do Brasil – Cabotagem Ltda. (11)	Brazil	Hidrovias	-	-	-	-	-	-
Hidrovias do Brasil – Administração Portuária de Santos S.A.	Brazil	Hidrovias	-	100	-	-	-	-
Hidrovias del Sur S.A.	Uruguay	Hidrovias	-	100	-	-	-	-
Baloto S.A.	Uruguay	Hidrovias	-	100	-	-	-	-
Girocantex S.A.	Uruguay	Hidrovias	-	100	-	-	-	-
Cikelsol S.A.	Uruguay	Hidrovias	-	100	-	-	-	-
Resflir S.A.	Uruguay	Hidrovias	-	100	-	-	-	-
Hidrovias del Paraguay S.A.	Paraguay	Hidrovias	-	100	-	-	-	-
Pricolpar S.A.	Paraguay	Hidrovias	-	100	-	-	-	-
Hidrovias Navegación Fluvial S.A.	Paraguay	Hidrovias	-	100	-	-	-	-
Hidrovias South America BV	Netherlands	Hidrovias	-	100	-	-	-	-
Hidrovias International Finance S.à.r.l.	Luxembourg	Hidrovias	-	100	-	-	-	-
Ultracargo Logística S.A. (12)	Brazil	Ultracargo	-	-	-	99	-	99
Ultracargo Soluções Logísticas S.A.	Brazil	Ultracargo	-	-	-	100	-	100
Ultracargo Logística S.A. (12)	Brazil	Ultracargo	99	-	-	-	-	-
Ultracargo Soluções Logísticas S.A.	Brazil	Ultracargo	-	100	-	-	-	-
Ultrapar International S.A.	Luxembourg	Others	100	-	100	-	100	-
Imaven Imóveis Ltda.	Brazil	Others	100	-	100	-	100	-
Eaí Clube Automobilista S.A.(7)	Brazil	Others	100	-	-	-	-	-

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

(1)	On January 2, 2025, the name of subsidiary Ultrapar Mobilidade Ltda. was changed to Ultra Mobilidade S.A.
(2)	In January, 2025, indirect subsidiary Centro de Conveniências Millenium and subsidiaries started being directly controlled by am/pm Comestíveis Ltda.
(3)	In January, 2025, indirect subsidiary am/pm Comestíveis Ltda. started being directly controlled by Ultra Mobilidade S.A.
(4)	Company established on May 5, 2025, engaged in the wholesale trade of fuel carried out by carrier-reseller-retailer (TRR).
(5)	In July 2025, subsidiary Neodiesel Ltda. became the controlling shareholder of Mi TRR Transportadora retalhista e revendedora de combustíveis S.A. (“Mi TRR”).
(6)	In December 2025, subsidiary Neodiesel acquired a 60% interest in Petrovila Combustíveis S.A. (“Petrovila”).
(7)	On January 2, 2024, direct subsidiary Eaí Clube Automobilista S.A. started to be controlled by Ipiranga. In December 2025, indirect subsidiary Eaí Clube Automobilista S.A. started to be directly controlled by Ultrapar.
(8)	In December 2025, indirect subsidiaries Abastece Aí Participações and Abastece Aí Clube Automobilista Instituição de Pagamento started to be directly controlled by Ipiranga.
(9)	On September 1, 2024, the Company, through its subsidiary Companhia Ultragaz S.A., acquired a 52% interest in Wtz Participações S.A. In August 2025, WTZ Participações S.A. was merged into Ultragaz Comercializadora de Energia Ltda., formerly Exponencial Energia Ltda. In July 2025, Ultragaz Energia e Corretagem started being controlled by Ultragaz Comercializadora de Energia Ltda.
(10)	In May 2025, subsidiary Ultra Logística Ltda. became the controlling shareholder of Hidrovias. For further details, see Note 27.b.
(11)	The information on Hidrovias do Brasil – Cabotagem is presented as Discontinued Operation according to Note 28.
(12)	In January 2025, indirect subsidiary Ultracargo Logística S.A started being directly controlled by Ultrapar.
(13)	Company established on May 16, 2024 with the purpose of holding interests in other companies.
(14)	On May 21, 2023, the Company, through its subsidiary Ultrapar Empreendimentos Ltda., signed an agreement for the acquisition of a 60% interest in Serra Diesel Transportador Revendedor Retalhista Ltda. The closing of the transaction occurred on September 1, 2023.
(15)	On January 2, 2024, direct subsidiary Ipiranga Produtos de Petróleo S.A. (“Ipiranga”) became controlled by Ultrapar Mobilidade Ltda.
(16)	Company (“Krispy Kreme”) established on March 8, 2024, engaged in the wholesale and retail trade, manufacture, storage, export and import of natural and industrialized food products.
(17)	On August 1, 2024, the merger of the company into Ipiranga was approved.
(18)	On November 1, 2024, the merger of the company into Ipiranga was approved.
(19)

Companies established as Ipiranga’s subsidiaries in foreign countries (Ipiranga Trading North America LLC. established on February 28, 2024, Ipiranga Trading Europe S.A. established on January 12, 2024), engaged in the commercial representation, trade, export and import of fuels.

(20)	On August 1, 2024, the merger of the company into Companhia Ultragaz S.A. was approved, which became direct subsidiary of Ultrapar.
(21)	On December 10, 2024, the Company transferred your total shares to UVC Investimentos Ltda.
(22)	On February 19, 2024, the name of subsidiary Ultracargo Operações Logísticas e Participações Ltda. was changed to Ultrapar Logística Ltda. On April 30, 2025, the name of subsidiary Ultrapar Logística Ltda. was changed to Ultra Logística Ltda.

b. Main events that occurred in the year

b.1 Acquisition of significant ownership interest in Hidrovias

On May 8, 2025, the Company, through its subsidiary Ultra Logística, acquired additional shares in Hidrovias do Brasil S.A. (“Hidrovias”), becoming the controlling shareholder. As of December 31, 2025, the ownership interest in this investee’s share capital was 58.72% (41.94% as of December 31, 2024). For further information, see Note 27.b.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

2. Basis of preparation and presentation of consolidated financial statements

The consolidated financial statements (“financial statements”), identified as Parent and Consolidated, have been prepared in accordance with the International Financial Reporting Standards (“IFRS Accounting Standards”) issued by the International Accounting Standards Board (“IASB”).

The financial statements were prepared and are presented:

a.	using consistent accounting policies and practices for Ultrapar and in its subsidiaries in all the years presented in these financial statements
b.	in thousands of Brazilian Reais (“R$”), which is the Company’s functional currency, unless otherwise stated. The functional currency of Hidrovias’ subsidiaries in Uruguay, Paraguay, the Netherlands and Luxembourg is the U.S. dollar. The effects of translating the functional currency of foreign subsidiaries to Real are accounted for in equity as “Other comprehensive income”.
The financial information of foreign subsidiaries (Paraguay, Uruguay, Luxembourg and the Netherlands) is presented in Reais, translating the functional currency to the presentation currency, according to the following procedures:
• Assets and liabilities were translated using the closing rate at the reporting date;
• Equity was translated at historical cost; and
• Income and expenses were translated using the average monthly rate.
c.	considering all relevant proprietary information, which has been disclosed and corresponds to that used by the Company’s and its subsidiaries’ Management.
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

e.	based on the historical cost, except for the following material items recognized in the statements of financial position:
(i) Financial investments measured at fair value;
(ii) derivative and non-derivative financial instruments measured at fair value;
(iii) loans and financing measured at fair value;
(iv) future energy contracts measured at fair value;
(v) share-based payments and employee benefits measured at fair value; and
(vi) deemed cost of property, plant and equipment.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

Material accounting policies

The financial statements were prepared using consistent accounting policies and practices on Ultrapar and its subsidiaries.

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

b. Basis for translation of financial statements of foreign subsidiaries

b.1 Foreing subsidiaries without administrative authority

The Company has foreign subsidiaries without administrative authority. Assets and liabilities of the other foreign subsidiaries, which do not have administrative authority, are considered an extension of the activities of their parent company and are translated using the exchange rate at the date of the financial statements. Gains and losses resulting from changes in these foreign investments may be recognized as financial result or equity, depending on the subsidiary’s functional currency.

c. Use of estimates, assumptions and judgments

The preparation of the financial statements requires the use of estimates, assumptions, and judgments for the accounting and disclosure of certain assets, liabilities, and profit or loss. Therefore, the management of the company and its subsidiaries uses the best information available as of the date of preparation of the financial statements, as well as the experience of past and current events, also considering assumptions regarding future events. The estimates and assumptions are reviewed periodically.

c.1 Judgments

Information on the judgments is included in: the determination of control in subsidiaries, the determination of joint control in joint ventures, and the determination of significant influence in associates (Note 11).

c.2 Uncertainties related to the assumptions and estimates

The information regarding uncertainties related to the assumptions and estimates are included in: determining the fair value of financial instruments including derivatives (Notes 4, 15 and 25), the determination of the loss allowance for expected credit losses (Note 5), the determination of provisions for losses on inventories (Note 6), the estimates of realization of deferred IRPJ and CSLL amounts (Note 9), realization amount of tax recoverable (Note 7), the useful lives and discount rate of right-of-use assets (Note 12), the useful lives of property, plant and equipment (Note 13), the useful lives of intangible assets and recoverable value of assets, including goodwill (Note 14), provisions for tax, civil, and labor risks (Note 18), estimates for the preparation of actuarial reports (Note 17), determination of fair value of subscription warrants – indemnification (Notes 19 and 25), and definition of fair value of the contingent consideration set for the business combination (Note 27). The actual result of the transactions and information may differ from their estimates.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

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

As of December 31, 2025, the Company, through its subsidiary Ultragaz, recorded impairment loss in the amount of R$ 51,100, related to the goodwill of Stella, recognized in indirect subsidiary Ultragaz Energia Ltda., as per Note 14. As of December 31, 2024, and 2023 the Company and its subsidiaries did not record any impairment loss of assets.

e. Other assets

Other assets are stated at the lower of cost and realizable value, including, if applicable, interest earned, monetary variations and foreign exchange variations incurred, less the provisions for losses and, if applicable, adjusted to present value.

f. Other liabilities

Other liabilities are stated at known or measurable amounts, including monetary variations and foreign exchange variations incurred. When applicable, other liabilities are recognized at present value, based on interest rates that reflect the term, currency, and risk of each transaction.

g. Statements of cash flows

The Company and its subsidiaries present the interest paid on loans, financing, debentures, and leases payable in financing activities financial investments, net of redemptions, are presented in investing activities; and dividends received in operating activities.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

Reclassifications

With the objective of increasing transparency of derivative financial instrument balances, enabling verification of the amounts in the statement of financial position and providing greater comparability between the years presented, we carried out reclassifications between line items as shown below:

	Published		Reclassified
	2024	Reclassification	2024
Current assets (i)
Financial investments, derivative instruments and other financial assets	2,553,011	(2,553,011)	-
Financial investments and other financial assets	-	2,306,927	2,306,927
Derivative financial instruments	-	246,084	246,084
	2,553,011	-	2,553,011

Non-current assets (i)
Financial investments, derivative instruments and other financial assets	3,407,080	(3,407,080)	-
Financial investments and other financial assets	-	2,819,179	2,819,179
Derivative financial instruments	-	585,294	585,294
Other receivables and other assets	114,469	2,607	117,076
	3,521,549	-	3,521,549

	Published		Reclassified
	2024	Reclassification	2024
Current liabilities (ii)
Loans, financing and derivative financial instruments	3,175,017	(3,175,017)	-
Debentures	377,743	(377,743)	-
Loans, financing and debentures	-	3,478,673	3,478,673
Derivative financial instruments	-	74,087	74,087
	3,552,760	-	3,552,760

Non-current liabilities (ii)
Loans, financing and derivative financial instruments	6,393,232	(6,393,232)	-
Debentures	4,356,118	(4,356,118)	-
Loans, financing and debentures	-	10,381,837	10,381,837
Derivative financial instruments	-	367,513	367,513
	10,749,350	-	10,749,350

(i)	Financial investments that in the prior year were disclosed together with derivative financial instrument assets are now disclosed under separate line items in the statement of financial position;
(ii)	Loans and financing that in the prior year were disclosed under separate line items of debentures were consolidated and are now disclosed under the same line item; additionally, derivative financial instrument liabilities that were disclosed on a consolidated basis together with loans and financing are now disclosed under separate line items in the statement of financial position.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

3. New accounting policies and changes in accounting policies

The Company evaluated and, when necessary, applied for the first time the new standards and interpretations issued by the IASB.

a. New accounting policies and changes in accounting policies

a.1 Accounting policies adopted

The following amendments to standards and guidance issued by the IASB effective on or after January 1, 2025 were evaluated and do not change the accounting practice adopted by the Company:

  IAS 21 – The Effects of Changes in Foreign Exchange Rates

a.2 Accounting policies not adopted

The following new standards, amendments to standards and interpretations of IFRS Accounting Standards issued by the International Accounting Standards - IASB were not adopted since they are not effective in the year ended December 31, 2025. The Company and its subsidiaries plan to adopt these new standards, amendments and interpretations, if applicable, when they become effective.

  IFRS 9 and IFRS 7 - Classification and Measurement of Financial Instruments and Contracts Referencing Nature-dependent Electricity
  IFRS 18 – Presentation and Disclosure in Financial Statements
  IFRS 19 – Subsidiaries without Public Accountability

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

4. Cash and cash equivalents and financial investments

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

Cash equivalents and financial investments, excluding cash and bank deposits, are substantially represented by investments: (i) in Brazil, in certificates of deposit of financial institutions linked to interest rate of the Interbank Deposits (“DI”), in repurchase agreement, financial bills, private securities and in short-term investment funds, whose portfolio is comprised of Brazilian Federal Government bonds and certificates of deposit of financial institutions and financial investments composed of a fixed-income component indexed to the DI rate and a variable component represented by financial instruments whose characteristics meet the criteria for compensation set forth in IAS 32, resulting in the presentation of a net financial asset, and; (ii) outside Brazil, in certificates of deposit of financial institutions and in short-term investment funds, whose portfolio is comprised of Federal Government bonds.

a. Cash and cash equivalents

	12/31/2025	12/31/2024
Cash and banks
In local currency	432,604	211,047
In foreign currency	409,691	194,793
Financial investments considered cash equivalents
Securities and funds
In local currency	1,622,908	1,286,152
In foreign currency	709,922	379,601
Total cash and cash equivalents	3,175,125	2,071,593

b. Financial investments

	12/31/2025	12/31/2024
Financial investments
Securities and funds
In local currency (a)	3,311,585	2,271,980
In foreign currency (b)	2,921,770	2,854,126
Total financial investments	6,233,355	5,126,106
Current	3,851,758	2,306,927
Non-current	2,381,597	2,819,179

(a)	The Company balance comprises (i) financial bills and indexed-rate Brazilian Federal Government bonds totaling R$ 1,433,475 and (ii) the remaining amount, which substantially corresponds to financial instruments offset with the same counterparty, presented net of financial liabilities measured at fair value in the amount of (174,643).
(b)	Refers substantially to financial investments made by subsidiary Ultrapar International in Time Deposits.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

5. Trade receivables and reseller financing

Accounting policy

Trade receivables represent amounts receivable for the sale of products and services provided by the Company’s subsidiaries and are recorded at the nominal value invoiced on the date of sale.

Reseller financing is provided to promote the renovation and upgrading of service stations, purchase of products and development of the automotive fuels and lubricants distribution market. The amounts are financed with an average payment term of 12 to 60 months, subject to interest and monetary variation. Remeasurement is carried out at a market rate for working capital loans and is recognized in the financial result.

Expected credit losses are measured in accordance with the IFRS 9 simplified approach, using a provision matrix based on expected losses for the full balance of trade receivables, considering the probability of default. The loss allowance for expected credit losses considers the expected losses for the next 12 months, which includes the deterioration or improvement of the customers’ credit quality, considering the customers’ characteristics in each business segment. Loss rates are determined by the average of advances of receivables through stages of default until full write-off. This calculation includes the credit risk score for each exposure, based on predictive data and credit assessment experience.

The amount of the expected credit losses is deemed by Management to be sufficient to cover any loss on realization of trade receivables.

a. Trade receivables and reseller financing

Trade receivables	12/31/2025	12/31/2024
Domestic customers	3,946,459	3,885,310
Domestic customers - related parties (see Note 8)	6,449	301
Foreign customers	133,961	19,032
Foreign customers - related parties (see Note 8)	2,839	8,361
	4,089,708	3,913,004
(-) Allowance for expected credit losses	(352,472)	(345,735)
Total - trade receivables of customers	3,737,236	3,567,269
Current	3,703,954	3,540,266
Non-current	33,282	27,003

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

Reseller financing	12/31/2025	12/31/2024
Reseller financing	1,508,373	1,404,883
(-) Allowance for expected credit losses	(134,353)	(126,859)
Total – reseller financing	1,374,020	1,278,024
Current	573,093	511,979
Non-current	800,927	766,045

b. Allowance for expected credit losses – trade receivables and reseller financing

Movements in the allowance for expected credit losses of trade receivables and reseller financing are as follows:

	Trade receivables	Reseller financing	Total
Balance as of December 31, 2022	322,753	173,287	496,040
Additions	115,090	28,472	143,563
Reversals	(76,762)	(59,436)	(136,198)
Write-offs	(26,614)	(7,940)	(34,554)
Balance as of December 31, 2023	334,467	134,383	468,850
Additions	114,691	31,931	146,622
Reversals	(85,549)	(37,126)	(122,675)
Write-offs	(17,874)	(2,329)	(20,203)
Balance as of December 31, 2024	345,735	126,859	472,594
Additions	201,054	113,550	314,604
Reversals	(163,238)	(97,417)	(260,655)
Write-offs	(47,994)	(8,639)	(56,633)
Opening balance – acquisition of subsidiaries(i)	16,915	‐	16,915
Balance as of December 31, 2025	352,472	134,353	486,825

(i)	The total amounts of acquisitions made by the Company are substantially related to Hidrovias do Brasil (see Note 27.b).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

The table below presents information on credit risk exposure, resulting from balances of trade receivables and reseller financing.

	12/31/2025			12/31/2024
	Weighted average rate of expected losses	Gross accounting balance	Allowance for expected credit losses	Weighted average rate of expected losses	Gross accounting balance	Allowance for expected credit losses
Current	0.51%	4,492,797	23,081	0.55%	4,289,620	23,517
Less than 30 days	1.57%	132,614	2,082	3.14%	141,756	4,452
31-60 days	8.06%	33,539	2,702	20.26%	40,402	8,186
61-90 days	13.17%	25,671	3,380	14.96%	27,360	4,093
91-180 days	21.73%	71,225	15,480	30.37%	57,289	17,396
More than 180 days	52.25%	842,235	440,100	54.49%	761,460	414,950
		5,598,081	486,825		5,317,887	472,594

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

	12/31/2025	12/31/2024
Fuels, lubricants and greases	3,395,951	3,009,100
Raw materials	313,445	373,544
Purchase for future delivery (1)	102,985	255,001
Consumable materials and other items for resale	292,054	129,539
Liquefied petroleum gas - LPG	120,537	128,098
Properties for resale	19,192	21,794
	4,244,164	3,917,076

(1)	Refers substantially to ethanol, biodiesel and advances for fuel acquisition.

Movements in the provision for inventory losses are as follows:

	12/31/2025	12/31/2024	12/31/2023
Opening balance	3,920	7,031	21,926
Addition to provision for obsolescence and other losses	4,191	-	-
Reversal of provision for obsolescence and other losses	(2,386)	(4,791)	(8,301)
Addition to provision for adjustment to realizable value	8,104	1,680	-
Reversal of provision for adjustment to realizable value	(1,428)	-	(6,594)
Closing balance	12,401	3,920	7,031

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

7. Recoverable taxes and recoverable income and social contributions taxes

a. Recoverable taxes

Recoverable taxes are substantially represented by credits of Tax on Goods and Services (“ICMS”, the Brazilian VAT), Contribution for Social Security Financing (“COFINS”) and Social Integration Program (“PIS”).

	12/31/2025	12/31/2024
ICMS - State VAT (a.1)	1,394,916	1,416,708
PIS and COFINS - Federal VAT (a.2)	3,863,682	3,172,417
Others	144,643	101,152
Total	5,403,241	4,690,277
Current	1,685,426	2,040,008
Non-current	3,717,815	2,650,269

a.1 The recoverable ICMS net of provision for losses is substantially related to the following operations:

Tax credits are recognized mainly of the following nature: a) transactions of inputs and outputs of products subject to taxation of the own ICMS; b) interstate outflows of oil-related products, whose ICMS was prepaid by the supplier (Petrobras); c) credits for refunds of the ICMS-ST (tax substitution) overpaid when the estimated calculation basis used is higher than that of the actual operation performed.

In 2023, with the enactment of Supplementary Law 192/22 (“LC 192/22”), the single-phase ICMS levy on LPG, diesel, biodiesel, gasoline and anhydrous ethanol became effective. Due to the advent of this new calculation modality, the subsidiaries have stopped generating credits related to the refunds of ICMS-ST (tax substitution regime).

The amounts of recoverable ICMS are realized through the Company’s own operations subject to taxes, being a revolving credit, which means that the credits are monthly offset against the tax payable on sales and new credits are generated by the acquisition of inputs, as well as by the State's refund on tax substitution operations. Management estimates the realization of the credits classified in non-current assets over an approximate period of 5 years.

12/31/2025
Up to 1 year	384,458
From 1 to 2 years	462,422
From 2 to 3 years	304,872
From 3 to 5 years	208,721
Above 5 years	34,443
Total recoverable ICMS, net of provision	1,394,916

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

The provision for ICMS losses, in the amount of R$ 16,902 (R$ 17,116 as of December 31, 2024), relates to tax credit of the subsidiaries whose amounts are not included within the term determined by its internal policies of provisioning.

a.2 The recoverable PIS and COFINS are substantially related to:

ICMS in the PIS and COFINS calculation basis - The balance of PIS and COFINS includes credits recorded under Laws 10,637/02 and 10,833/03, as well as amounts arising from a STF’s favorable decision (Theme 69) regarding the exclusion of ICMS from the PIS and COFINS calculation basis.

In the year ended December 31, 2025, the Company, through its subsidiary Ipiranga, recognized effects from tax credits of R$ 1,152,890 (R$ 672,572 under “other operating income (expenses) and R$ 480,318 under “financial income”), relating to the periods from November 2008 to December 2024, arising from supplementary calculations (specific regime operations) related to final and unappealable decisions of lawsuits.

Supplementary Law 192 - On March 11, 2022 Supplementary Law 192/22 was published to reduce the tax burden of the fuel supply chain. Art. 9 of said law established the reduction of the PIS and COFINS tax rates levied on diesel, biodiesel and LPG to zero through December 31, 2022, ensuring at the same time the maintenance of credits taken across the whole supply chain up to September 21, 2022 (90 days after the publication of LC 194/22 that restricted the right to take credits on taxpayers), when it became effective.

The Company, through its subsidiaries, has credits in the amount of R$ 814,319 (R$ 1,686,836 as of December 31, 2024) from the LC 192/22. These credits were recorded considering the expectation of realization by the Company within a 5-year period from the date of generation, period in which the Company has the ability to use these credits. The estimated realization is updated annually considering the estimated future results.

Management estimates the realization of these credits within up to 5 years from the constitution date, as follows:

12/31/2025
Up to 1 year	1,156,563
From 1 to 2 years	920,585
From 2 to 3 years	713,582
From 3 to 5 years	1,072,952
Total recoverable PIS and COFINS	3,863,682

b. Recoverable income and social contribution taxes

Relates to IRPJ and CSLL to be recovered by the Company and its subsidiaries, arising from the tax advances of previous years, as well as referring to lawsuits on the non-levy of IRPJ and CSLL on the monetary variation (SELIC) in the repetition of undue payments. The Company, through its subsidiaries, has a recoverable IRPJ and CSLL balance of R$ 664,056, of which R$ 317,963 recorded as current and R$ 346,093 recorded as non-current (R$ 498,067, of which R$ 151,930 recorded as current and R$ 346,137 recorded as non-current as of December 31, 2024). Management estimates the realization of these credits within up to 5 years.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

8. Related parties

a. Related parties

Balances and transactions between the Company and its subsidiaries have been eliminated in consolidation and are not disclosed in this Note. The balances and transactions between the Company and its subsidiaries with other related parties are highlighted below:

	Assets		Liabilities		Operating result - Sales/(Purchases)
	12/31/2025	12/31/2024	12/31/2025	12/31/2024	12/31/2025	12/31/2024	12/31/2023
Transactions with subsidiaries and joint ventures
Transactions with joint ventures
Refinaria de Petróleo Riograndense S.A.	2	‐	11,156	9,846	(726,418)	(457,885)	(510,510)
Latitude Logística Portuária S.A.	4,620	10,862	49	‐	‐	‐	-
Navegantes Logística Portuária S.A.	90,850	29,406	‐	‐	‐	‐	-
Hidrovias do Brasil S.A.	‐	416	‐	‐	‐	‐	-
Obrinel S.A.	1,618	‐	‐	‐	‐	‐	-
Others	11,349	7,943	3,968	2,875	419	851	571
Transactions with other related parties
Chevron Oronite Brasil Ltda. (1)	2,847	‐	34,460	13,434	(241,586)	(195,925)	(175,053)
Chevron Products Company (1)	‐	‐	188,578	159,432	(638,568)	(745,812)	(370,137)
Others	3,218	8,760	1,726	1,449	(228)	(3,718)	(13,157)
Total	114,504	57,387	239,937	187,036	(1,606,381)	(1,402,489)	(1,068,286)
Trade receivables (Note 5)	9,288	8,662	‐	‐	‐	‐	-
Other receivables	20	416	‐	‐	‐	‐	-
Trade payables (Note 16)	‐	‐	237,062	183,520	‐	‐	-
Related parties	105,196	48,309	2,875	3,516	‐	‐	-
Sales and services provided	‐	‐	‐	‐	49,972	21,125	14,779
Purchases	‐	‐	‐	‐	(1,656,353)	(1,423,614)	(1,083,065)

(1)	Non-controlling shareholders and other related parties of Iconic.

Purchase and sale transactions relate substantially to the purchase of raw materials, feedstock, transportation, and storage services based on prices and terms negotiated between the parties, with customers and suppliers with comparable operational performance.

b. Key executives

The Ultrapar’s compensation policy and practices are designed to align short and long-term interests with shareholders and the Company’s sustainability. The short and long-term variable compensation is linked to growth goals in results and generated economic value, aligned with shareholders’ interests. Variable compensation also directs the professionals’ focus to the strategic plan approved by the Board of Directors, and is linked to annual growth goals in financial results and priority matters for the Company.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

The expenses for compensation of its key executives (Company’s directors and executive officers) are shown below:

	12/31/2025	12/31/2024	12/31/2023
Short-term compensation	41,181	51,814	54,396
Stock compensation	74,349	62,952	35,165
Post-employment benefits	3,592	4,767	4,206
Termination benefits	-	-	1,007
Total	119,122	119,533	94,774

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

  2025 Plan - Hidrovias

On June 23, 2025, Hidrovias’ Board of Directors approved the 2025 Plan, a long-term restricted share-based incentive plan to Management and eligible employees.

On July 1, 2025, the first batch of restricted shares was granted to eligible executives, with the transfer of ownership subject to vesting periods and to the other transfer restrictions set forth in the plan.

Executives participating in the New SOP (approved on December 29, 2023) opted to replace their stock option rights with the right to restricted shares as set forth in the 2025 Plan, subject to conditions approved by the Board of Directors.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

The table below summarizes the restricted and performance stock programs under the 2017 Plan and the 2023 Plan, and the 2025 Plan (Hidrovias):

Company	Program	Grant date	Number of shares granted (Quantity)	Vesting period	Fair value of shares on the grant date (in R$)	Total exercisable grant costs, including taxes (in R$ thousands)	Accumulated recognized exercisable grant costs (in R$ thousands)	Unrecognized exercisable grant costs (in R$ thousands)
Ultrapar	Restricted	September 16, 2020	140,000	2026	23.03	5,464	(4,857)	607
Ultrapar	Restricted	September 22, 2021	1,000,000	2027	14.17	24,093	(18,616)	5,477
Ultrapar	Restricted	September 21, 2022	2,640,000	2032	12.98	64,048	(20,771)	43,277
Ultrapar	Restricted	December 7, 2022	1,500,000	2032	13.47	37,711	(11,631)	26,080
Ultrapar	Restricted	April 20, 2023	1,117,425	2026	14.50	30,418	(27,638)	2,780
Ultrapar	Performance	April 20, 2023	1,146,186	2026	14.50	31,466	(28,687)	2,779
Ultrapar	Restricted	September 20, 2023	3,700,000	2033	18.75	129,322	(30,220)	99,102
Ultrapar	Restricted	April 17, 2024	3,444,789	2027 to 2029	26.94	175,894	(72,459)	103,435
Ultrapar	Restricted	June 19, 2024	60,683	2027	21.47	2,468	(1,234)	1,234
Ultrapar	Restricted	October 1, 2024	1,295,000	2034	23.10	55,785	(6,973)	48,812
Ultrapar	Restricted	April 3, 2025	4,558,462	2027 to 2028	17.78	153,500	(31,076)	122,424
Ultrapar	Restricted	November 13, 2025	750,000	2035	22.84	32,430	(541)	31,889
			21,352,545			742,599	(254,703)	487,896
Hidrovias	Restricted	July 1, 2025	1,244,523	2028	3.55	4,961	(828)	4,133
			1,244,523			4,961	(828)	4,133

Ultrapar
Number of shares as of December 31, 2022	8,934,704
Shares granted during the year	6,930,871
Cancellation of granted shares due to termination of executive employment	(583,180)
Shares transferred (vesting)	(447,800)
Number of shares as of December 31, 2023	14,834,595
Shares granted during the year	5,061,396
Cancellation of granted shares due to termination of executive employment	(139,105)
Shares transferred (vesting)	(1,235,182)
Number of shares as of December 31, 2024	18,521,704
Ultrapar shares granted during the year	5,351,177
Cancellation of Ultrapar shares due to termination of executive	(209,432)
Ultrapar shares transferred (vesting)	(2,310,904)
Number of shares as of December 31, 2025	21,352,545

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

Hidrovias
Number of shares as of December 31, 2024	-
Hidrovias shares granted during the year	1,244,523
Number of shares as of December 31, 2025	1,244,523

The Company does not have shares that were not transferred after the period for transfer of the ownership of the shares. For the year ended December 31, 2025, an expense in the amount of R$ 142,814 was recognized in relation to the Plan (R$ 112,277 for the year ended December 31, 2024 and R$ 70,770 for the year ended December 31, 2023).

For all Ultrapar’s plans, settlements are made only with the delivery of treasury shares.

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

On December 27, 2024, Law 15,079 was published, which introduce the Additional of CSLL to adapt Brazilian legislation to the GloBE Rules, aligning the country to Pillar 2 of the BEPS of OECD. This guideline establishes a minimum global tax rate of 15% for multinationals with annual revenues exceeding €750 million.

In December 31, 2025, Management assessed the potential impacts of the new law and concluded that no relevant effects on the Company's financial statements are expected, considering its operational profile and actual level of taxes. The Company will continue to assess the complementary regulation and eventual international unfoldings.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

a. Deferred income (IRPJ) and social contribution taxes (CSLL)

	12/31/2025	12/31/2024
Assets - Deferred income and social contribution taxes on:
Provision for losses with assets	43,763	41,467
Provisions for tax, civil and labor risks	149,635	188,495
Provision for post-employment benefits	73,698	76,166
Provision for differences between cash and accrual basis (i)	89,166	19,483
Goodwill	32,747	10,317
Provision for asset retirement obligation	12,593	13,472
Operating provisions	61,311	60,120
Provision for profit sharing and bonus	97,240	76,880
Leases payable	583,232	499,988
Provision for deferred revenue	710	450
Acquisition of shares from shareholders	82,128	-
Other temporary differences	193,988	115,753
Tax losses and negative basis for social contribution carryforwards	529,868	510,780
Total	1,950,079	1,613,371
Offsetting liability balance	(942,788)	(676,430)
Net balances presented in assets	1,007,291	936,941
Liabilities - Deferred income and social contribution taxes on:
Leases payable	484,879	406,173
Provision for differences between cash and accrual basis (i)	268,466	194,846
Change in fair value of subscription warrants	2,127	7,611
Goodwill on investments	28,480	28,771
Business combination - fair value of assets	573,793	52,781
Provision for indemnification	88,854	14,063
Other temporary differences	134,086	105,010
Total	1,580,685	809,255
Offsetting asset balance	(942,788)	(676,430)
Net balances presented in liabilities	637,897	132,825

(i)	refers mainly to the income and social contribution taxes on foreign exchange variation of the derivative instruments.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

Changes in the net balance of deferred IRPJ and CSLL are as follows:

Balance as of December 31, 2022	897,936
Deferred IRPJ and CSLL recognized in profit (loss) for the year	335,375
Deferred IRPJ and CSLL recognized in other comprehensive income	21,474
Others	143
Balance as of December 31, 2023	1,254,928
Deferred IRPJ and CSLL recognized in profit (loss) for the year	(360,953)
Deferred IRPJ and CSLL recognized on company acquisition	(71,815)
Deferred IRPJ and CSLL recognized in other comprehensive income	(18,178)
Others	134
Balance as of December 31, 2024	804,116
Deferred IRPJ and CSLL recognized in profit (loss) for the year	(8,892)
Deferred IRPJ and CSLL recognized in profit (loss) for the year - discontinued operations	10,175
Deferred IRPJ and CSLL recognized on company acquisition (1)	74,730
Deferred IRPJ and CSLL recognized on business combinations	(581,271)
Deferred IRPJ and CSLL recognized in equity	70,536
Balance as of December 31, 2025	369,394

(1)	On May 8, 2025, the Company acquired the control and began to consolidate Hidrovias. For further details, see Note 27.b.

The balances of R$ 1,950,079 were supported by the technical study on taxable profit projections for the realization of deferred tax assets. The taxable profit projections from business plans of each segment of the Company which indicates trends and perspectives, demand effects, competition and other economic factors, and that represent management’s best estimate about the economic conditions existing during the period of realization of the deferred tax asset, were taken into account.

The main key assumptions used to calculate the realization of deferred tax assets are: growth in Gross Domestic Product (“GDP”), exchange rate, basic interest rate (SELIC) and DI, inflation rate and commodity price index.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

b. Reconciliation of income and social contribution taxes in the statement of income

IRPJ and CSLL are reconciled to the statutory tax rates as follows:

	12/31/2025	12/31/2024	12/31/2023
Income before taxes	3,811,909	4,011,517	3,578,695
Statutory tax rates - %	34	34	34
Income and social contribution taxes at the statutory tax rates	(1,296,049)	(1,363,916)	(1,216,756)
Adjustment to the statutory income and social contribution taxes:
Nondeductible expenses	(65,891)	(14,729)	(11,535)
Nontaxable revenues (i)	231,440	26,755	114,981
Adjustment to estimated income	13,887	1,807	2,173
Unrecorded deferred income and social contribution tax loss carryforwards	(134,489)	(205,794)	(36,227)
Share of profit (loss) of subsidiaries, joint ventures and associates	(22,612)	(44,090)	4,049
Interest on equity between subsidiaries	12,715	35,901	-
Difference of rate in the measurement of taxes (ii)	39,062	‐	‐
Other adjustments	56,918	(15,861)	(26,666)
Income and social contribution taxes before tax incentives	(1,165,019)	(1,579,927)	(1,169,981)
Tax incentives – SUDENE (iii)	101,330	94,310	109,039
Income and social contribution taxes in the statement of income	(1,063,689)	(1,485,617)	(1,060,942)
Current	(1,054,797)	(1,124,664)	(1,396,317)
Deferred	(8,892)	(360,953)	335,375
Effective IRPJ and CSLL rates - %	27.9	37.0	29.6

(i)	Consist of gains and income not taxable under applicable tax legislation and amounts related to non-taxation of the income and social contribution taxes on the monetary variation (SELIC).
(ii)	Refers to differences in applicable tax rates in the countries where the Company’s subsidiaries operate.
(iii)	Certain subsidiaries have the benefit of income tax reduction for belonging to the sectors of the economy considered priority for the subsidized areas, with a 75% decrease in the income tax basis.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

c. Tax losses and negative basis for social contribution carryforwards

As of December 31, 2025, the Company and certain subsidiaries had tax loss carryforwards related to income tax (IRPJ) and social contribution (CSLL), whose annual offsets are limited to 30% of taxable income in a given tax year, and do not expire.

The balances comprising deferred taxes related to income tax loss carryforwards and negative basis of social contribution are as follows:

	12/31/2025	12/31/2024
Oil Trading	68,920	77,155
Ultrapar	43,188	51,339
Ipiranga	300,409	300,409
Ultracargo Soluções Logística	42,808	33,553
Hidrovias do Brasil – Holding S.A	29,149	‐
Others	45,394	48,324
	529,868	510,780

The balances which are not constituted of deferred taxes related to income tax loss carryforwards and negative basis of social contribution are as follows:

	12/31/2025	12/31/2024
Neogás	45,143	45,286
Integra Frotas	33,730	18,927
Stella	33,073	15,686
Millennium	14,440	11,650
Abastece aí	156,570	126,900
Hidrovias do Brasil – Holding S.A	139,914	‐
Hidrovias do Brasil – Administração Portuária de Santos	40,005	‐
Others	9,897	6,374
	472,772	224,823

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

10. Contractual assets with customers - exclusivity rights

Refers to exclusivity rights reimbursements of Ipiranga’s agreements with reseller service stations that are recognized at the time of their occurrence and amortized according to the conditions established in the agreement. Amortizations are recognized in profit or loss as reductions of sales revenue.

Changes are shown below:

	12/31/2025	12/31/2024	12/31/2023
Opening balance	2,131,902	2,262,508	2,205,591
Additions	522,960	424,477	664,363
Amortization	(469,766)	(555,083)	(607,446)
Closing balance	2,185,096	2,131,902	2,262,508

Current	666,109	658,571	787,206
Non-current	1,518,987	1,473,331	1,475,302

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

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

The table below presents the positions of equity and income (loss) for the year by company:

	Equity	Income (loss) for the year	Interest in share capital - %	Investment (Provision for loss on investment)		Share of profit (loss) of subsidiaries, joint ventures and associates
				12/31/2025	12/31/2024	2025	2024	2023
Joint ventures
União Vopak – Armazéns Gerais Ltda.	(849)	(1,389)	50.00	(425)	270	(695)	(730)	7,694
Refinaria de Petróleo Riograndense S.A.	(219,695)	(235,921)	33.14	(72,803)	2,015	(78,304)	(27,537)	7,668
Latitude Logística Portuária S.A.	7,625	3,176	50.00	3,813	2,225	1,588	(3,777)	(1,636)
Navegantes Logística Portuária S.A.	(7,142)	(29,234)	33.33	(2,381)	7,364	(9,745)	(8,472)	(7,413)
Nordeste Logística I S.A.	9,454	(9,510)	33.33	3,151	5,959	(3,170)	(171)	730
Nordeste Logística II S.A.	53,525	(2,822)	33.33	17,842	18,782	(940)	1,566	(2,199)
Nordeste Logística III S.A.	54,552	(422)	33.33	18,184	18,330	(140)	493	967
Química da Bahia Indústria e Comércio S.A.	7,998	1,327	50.00	3,999	3,319	663	(159)	(42)
Terminal de Combustíveis Paulínia S.A. ("Opla")	168,095	7,068	50.00	84,047	59,694	3,534	4,162	4,071
Limday S.A.	30,666	6,049	44.55	13,662	‐	2,695	‐	-
Obrinel S.A.	205,810	51,073	49.00	100,847	‐	25,026	‐	-
Baden S.A.	19,825	(1,737)	50.00	9,912	‐	(869)	‐	-
Other investments	‐	‐	‐	436	281	‐	‐	-
Associates
Hidrovias do Brasil S.A. (i)	2,162,052	(247,290)	44.51	‐	504,629	(96,480)	(94,842)	-
Transportadora Sulbrasileira de Gás S.A.	14,559	2,928	25.00	3,640	3,498	733	1,704	2,043
Metalúrgica Plus S.A.	(1,351)	(306)	33.33	(450)	(349)	(102)	(91)	(99)
Plenogás Distribuidora de Gás S.A.	1,356	619	33.33	452	1,041	207	672	124
Other investments	‐	‐	‐	37	41	‐	‐	-
Goodwill on investments
Terminal de Combustíveis Paulínia S.A. ("Opla")	‐	‐	‐	117,306	117,306	‐	‐	-
Hidrovias do Brasil S.A. (i)	‐	‐	‐	‐	775,044	‐	‐	-
Limday S.A.	‐	‐	‐	7,390	‐	‐	‐	-
Fair value adjustment on investments
Terminal de Combustíveis Paulínia S.A. ("Opla")	‐	‐	‐	37,225	38,835	(1,611)	(2,493)	-
Concession Agreement - Baloto	‐	‐	‐	4,163	‐	‐	‐	-
Advances for investments
Advances for investments - Pão de Açúcar Group stations (ii)	‐	‐	‐	59,403	90,000	‐	‐	-
Advances for investments - Virtu GNL (iii)	‐	‐	‐	30,000	‐	‐	‐	-
Advances for investments - Blustone	‐	‐	‐	5,872	‐	‐	‐	-
Advances for future capital increase
Hidrovias do Brasil S.A. (i)	‐	‐	‐	‐	500,000	‐	‐	-
Total (A)				445,322	2,148,284	(157,610)	(129,675)	11,908
Total provision for loss on investment (B)				(76,059)	(349)
Total investments (A-B)				521,381	2,148,633

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

(i)	On May 8, 2025, the Company acquired the control and began to consolidate Hidrovias. For further details, see Note 27.b. The percentage of interest presented in the note refers to the last percentage before the acquisition of control.
(ii)	The amount refers to the advance for the acquisition of Pão de Açúcar Group service stations by subsidiary Centro de Conveniências Millenium Ltda.
(iii)	The amount refers to the advance for the acquisition of a 37.5% interest in Virtu GNL Participações S.A by subsidiary UVC Investimentos Ltda.

The financial position and income of subsidiaries which have relevant non-controlling interests is shown below:

	Proportion of interest in share capital and voting rights held by non-controlling interests		Equity attributable to non-controlling interests		Income allocated to non-controlling interests for the year
	12/31/2025	12/31/2024	12/31/2025	12/31/2024	2025	2024	2023
Subsidiaries	%	%
Hidrovias do Brasil S.A. (i)	41%	-	1,390,560	‐	(105,067)	‐	-
Iconic Lubrificantes S.A. (i)	44%	44%	407,379	484,986	137,810	135,428	72,505
Ultragaz Comercializadora de Energia Ltda. (i)	48%	48%	148,927	116,249	47,363	25,082	-
Other investments	-	-	117,479	63,491	7,949	2,650	5,453
			2,064,345	664,726	88,055	163,160	77,958

(i)	Considers the effects of allocation of fair value adjustments related to non-controlling interests.

The summarized financial information of the associates and joint ventures relevant for the Company is presented below. The individual financial statements of these entities may differ from the financial information presented here, which is prepared considering Ultrapar's accounting policies and using the most recent financial information available.

	Joint ventures
	RPR			Opla		Obrinel
	12/31/2025	12/31/2024	12/31/2023	12/31/2024	12/31/2023	12/31/2025
Total assets	671,468	1,069,063	844,959	182,810	190,626	788,270
Total liabilities	891,163	1,062,982	717,926	63,422	82,315	582,460
Equity	(219,695)	6,081	127,033	119,388	108,311	205,810
Net revenue	2,054,242	2,177,747	2,954,931	60,281	35,117	103,845
Net income (loss) for the year	(235,921)	(83,097)	20,899	8,324	8,141	51,073

Number of shares or units held	1,719,491	1,489	5,078,888	16,957,908	33,915,815	661,904,939
Interest in share capital - %	33	50	33.14	50	50.00	49

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

Balances and changes in investments in subsidiaries, joint ventures and associates are as follows:

	Joint ventures	Associates	Advances	Advances for future capital increase	Other investments	Total
Balance as of December 31, 2022 (i)	106,843	4,384	-	-	-	111,227
Share of profit (loss) of subsidiaries, joint ventures and associates (*)	9,840	2,068	-	-	-	11,908
Dividends	(11,072)	(2,200)	-	-	-	(13,272)
Equity instrument granted (ii)	899	‐	-	-	-	899
Acquisition of Terminal de Combustíveis Paulínia S.A. ("Opla")	210,096	‐	-	-	-	210,096
Capital decrease	(3,100)	‐	-	-	-	(3,100)
Other movements	342	‐	-	-	-	342
Balance as of December 31, 2023 (i)	313,848	4,252	‐	‐	‐	318,100
Share of profit (loss) of subsidiaries, joint ventures and associates (*)	(34,625)	(92,557)	‐	‐	‐	(127,182)
Amortization of fair value adjustments	(2,493)	‐	‐	‐	‐	(2,493)
Dividends	‐	(1,196)	‐	‐	‐	(1,196)
Equity instrument granted (ii)	‐	1,540	‐	‐	‐	1,540
Accumulated other comprehensive income	(2,427)	37,458	‐	‐	‐	35,031
Capital increase in cash	‐	42,985	‐	‐	‐	42,985
Capital decrease in shares	(522)	‐	‐	‐	‐	(522)
Advances for investments - GPA stations	‐	‐	90,000	‐	‐	90,000
Acquisition of shares of Hidrovias do Brasil S.A.	‐	647,201	‐	‐	‐	647,201
Transfers of financial assets to investments (iii)	‐	645,333	‐	‐	‐	645,333
Advance for future capital	‐	-	‐	500,000	‐	500,000
Other movements	599	(1,112)	‐	‐	‐	(513)
Balance as of December 31, 2024 (i)	274,380	1,283,904	90,000	500,000	‐	2,148,284
Share of profit (loss) of subsidiaries, joint ventures and associates (*)	(60,357)	(95,642)	‐	‐	‐	(155,999)
Amortization of fair value adjustments	(1,611)	‐	‐	‐	‐	(1,611)
Dividends	(8,057)	(591)	‐	‐	‐	(8,648)
Accumulated other comprehensive income	1,061	7,722	‐	‐	‐	8,783
Translation adjustments of foreign subsidiaries	(3,612)	‐	‐	‐	(271)	(3,883)
Advances for future capital increase and capital contribution	20,819	‐	‐	‐	‐	20,819
Advances for investments - GPA stations	‐	‐	(30,597)	‐	‐	(30,597)
Advances for investments - Virtu GNL (iv)	‐	‐	30,000	‐	‐	30,000
Advances for investments – Blustone	‐	‐	5,872	‐	‐	5,872
Acquisition of shares	-	273,325	-	-	-	273,325
Acquisition of control of Hidrovias do Brasil S.A. (v)	117,276	(1,461,946)	‐	(500,000)	4,434	(1,840,236)
Other movements	2,306	(3,093)	‐	‐	‐	(787)
Balance as of December 31, 2025 (i)	342,205	3,679	95,275	‐	4,163	445,322

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

(*)	Adjusted for unrealized profits between subsidiaries.
(i)	Investments in subsidiaries, joint ventures and associates net of provision for loss on investment.
(ii)	Amounts refer to grants of long-term incentives in subsidiaries Ultra Mobilidade, Companhia Ultragaz, Ultracargo Logística and Ultra Logística.
(iii)	Reclassification of the portion of the investment attributed to the sale of the Cabotage operation of subsidiary Hidrovias, according to the opening balance of acquisition of control of Hidrovias. For further details, see Note 28.
(iv)	The amount refers to the advance for the acquisition of a 37.5% interest in Virtu GNL Participações S.A by subsidiary UVC Investimentos Ltda.
(v)	Amounts refer to the write-off of the investment in Hidrovias as an associate through the acquisition of control and consolidation that occurred on May 8, 2025. For further details, see Note 27.b. Additionally, due to the consolidation of Hidrovias, its joint ventures are now included in the consolidated in the amount of R$ 117,276.
12. Right-of-use assets and leases payable

Accounting policy

The Company and its subsidiaries recognize in the statement of financial position right-of-use assets and the respective lease liabilities calculated at the present value of future lease payments, discounted by the Company’s incremental loan rate, plus the direct costs associated with the lease contract. Right-of-use assets include amounts related to port area leases grants.

The remeasurement of assets and liabilities based on the contractual index is recognized in the statement of financial position, not having an effect on the result. In case of cancellation of the contract, the assets and respective liabilities are written off to the result, considering, if it is the case, any penalties provided in contractual clauses. The Company and its subsidiaries have no intention of purchasing these assets.

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

The Company and certain subsidiaries have leases, substantially related to: (i) Ipiranga: fuel stations and distribution bases; (ii) Ultragaz: points of sale and bottling bases; (iii) Ultracargo: port areas; (iv) Hidrovias: port areas and vessels and (v) Company: offices.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

a. Right-of-use assets

	Weighted average useful life (years)	Balance as of December 31, 2024	Additions and remeasurement	Write-offs	Transfers (i)	Translation adjustment	Amortization	Opening balance – Acquisition of subsidiaries (ii)	Balance as of December 31, 2025
Cost:
Real estate	8	1,987,115	180,352	(261,618)	(621,148)	(270)	‐	223,077	1,507,508
Port areas	28	343,739	36,014	(491)	632,509	‐	‐	113,132	1,124,903
Vehicles	4	357,094	151,955	(88,722)	(3,646)	(53)	‐	2,855	419,483
Equipment	2	33,645	28,523	(2,180)	(23,960)	‐	‐	21,448	57,476
Vessels	8	‐	‐	(52,220)	7,848	(3,125)	‐	129,300	81,803
Others	10	27,846	3,914	‐	21,499	‐	‐	‐	53,259
		2,749,439	400,758	(405,231)	13,102	(3,448)	‐	489,812	3,244,432
Accumulated amortization:
Real estate	‐	(823,733)	‐	188,340	120,476	83	(169,104)	(42,249)	(726,187)
Port areas	‐	(52,692)	‐	480	(130,882)	‐	(45,807)	(38,755)	(267,656)
Vehicles	‐	(169,836)	‐	70,925	6,300	9	(115,029)	(927)	(208,558)
Equipment	‐	(6,007)	‐	1,667	2,275	‐	(15,864)	(15,346)	(33,275)
Vessels	‐	‐	‐	32,501	(5,612)	1,707	(17,543)	(60,604)	(49,551)
Others	‐	(25,847)	‐	‐	(882)	‐	(3,782)	‐	(30,511)
		(1,078,115)	‐	293,913	(8,325)	1,799	(367,129)	(157,881)	(1,315,738)
Right-of-use assets		1,671,324	400,758	(111,318)	4,777	(1,649)	(367,129)	331,931	1,928,694

(i)	Refers to a transfer received from property, plant and equipment - construction in progress, in the amount of R$ 4,777.
(ii)	The total amounts of acquisitions made by the Company are substantially related to Hidrovias do Brasil (see Note 27.b).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

	Weighted average useful life (years)	Balance as of December 31, 2023	Additions and remeasurement (i)	Write-offs	Transfers (ii)	Amortization	Balance as of December 31, 2024
Cost:
Real estate	9	1,998,866	196,194	(207,945)	‐	‐	1,987,115
Port areas	32	314,964	2,025	‐	26,750	‐	343,739
Vehicles	3	270,388	143,043	(56,337)	‐	‐	357,094
Equipment	3	38,278	5,958	(10,591)	‐	‐	33,645
Others	20	27,846	‐	‐	‐	‐	27,846
		2,650,342	347,220	(274,873)	26,750	‐	2,749,439
Accumulated amortization:
Real estate	‐	(753,198)	‐	131,716	(4,402)	(197,849)	(823,733)
Port areas	‐	(44,620)	‐	‐	-	(8,072)	(52,692)
Vehicles	‐	(109,967)	‐	35,669	‐	(95,538)	(169,836)
Equipment	‐	(5,184)	‐	9,778	‐	(10,601)	(6,007)
Others	‐	(25,847)	‐	‐	‐	-	(25,847)
		(938,816)	‐	177,163	(4,402)	(312,060)	(1,078,115)
Right-of-use assets		1,711,526	347,220	(97,710)	22,348	(312,060)	1,671,324

(i)	Considers R$ 342,332 referring to additions and remeasurements between right-of-use assets and leases payable.
(ii)	Refers to the amortization of the right of use, which is being capitalized as Construction in progress until the beginning of its operation. Additionally, the cost includes the advance balance of the grant of Maceió carried out in Ipiranga.

	Weighted average useful life (years)	Balance as of 12/31/2022	Additions and remeasurement (i)	Write-offs	Transfers (ii)	Amortization	Acquisition of subsidiary (iii)	Balance as of 12/31/2023
Cost:
Real estate	10	2,019,898	140,245	(165,551)	‐	‐	4,274	1,998,866
Port areas	29	311,174	3,790	‐	‐	‐	‐	314,964
Vehicles	4	186,455	120,705	(71,781)	‐	‐	35,009	270,388
Equipment	5	26,345	12,910	(1,973)	‐	‐	996	38,278
Others	20	27,846	‐	‐	‐	‐	‐	27,846
		2,571,718	277,650	(239,305)	‐	‐	40,279	2,650,342
Accumulated amortization:
Real estate	‐	(634,688)	‐	95,896	(4,491)	(209,522)	(393)	(753,198)
Port areas	‐	(36,773)	‐	‐	‐	(7,847)	‐	(44,620)
Vehicles	‐	(83,902)	‐	63,708	‐	(80,661)	(9,112)	(109,967)
Equipment	‐	(2,850)	‐	1,974	‐	(4,151)	(157)	(5,184)
Others	‐	(22,128)	‐	‐	‐	(3,719)	‐	(25,847)
		(780,341)	‐	161,578	(4,491)	(305,900)	(9,662)	(938,816)
Net amount		1,791,377	277,650	(77,727)	(4,491)	(305,900)	30,617	1,711,526

(i)	Considers R$ 257,201 referring to additions and remeasurements between right-of-use assets and leases payable.
(ii)	Refers to the amortization of the right of use, which is being capitalized as Construction in progress until the beginning of its operation.
(iii)	For further information, see Note 27.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

b. Leases payable

The changes in leases payable are shown below:

	12/31/2025	12/31/2024	12/31/2023
Opening balance	1,485,152	1,523,934	1,523,769
Interest accrued	153,247	133,767	143,005
Payments of leases and interest	(480,722)	(433,488)	(359,113)
Additions and remeasurement	400,758	342,332	257,201
Write-offs	(104,637)	(81,393)	(71,569)
Opening balance - acquisition of subsidiaries (i)	287,589	-	30,641
Monetary variations and foreign exchange variations	(1,754)	-	-
Closing balance	1,739,633	1,485,152	1,523,934
Current	343,725	316,460	311,426
Non-current	1,395,908	1,168,692	1,212,508

(i)	The total amounts of acquisitions made by the Company in 2025 are substantially related to Hidrovias do Brasil (see Note 27.b).

The undiscounted future cash outflows are presented below:

	12/31/2025	12/31/2024
Up to 1 year	483,696	355,336
1 to 2 years	339,415	282,945
2 to 3 years	265,036	240,984
3 to 4 years	220,813	188,002
4 to 5 years	172,465	158,559
More than 5 years	1,246,359	891,997
Total	2,727,784	2,117,823

The contracts of leases payable are substantially indexed by the IGP-M.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

b.1. Discount rates

The weighted nominal average discount rates for the lease contracts of the Company are:

Contracts by maturity date and discount rate
Maturity dates of the contracts	Rate (% p.a.)
From 1 to 5 years	11.78%
From 6 to 10 years	11.16%
From 11 to 15 years	10.95%
More than 15 years	10.56%

c. Lease contracts of low-value assets and short-term leases

	Up to 1 year	Between 1 and 5 years	Total
12/31/2025	8,825	9,191	18,016
12/31/2024	8,022	2,637	10,659

The amount of leases considered as of low value, short term and variable payments, recognized as an expense for the year ended December 31, 2025 was R$ 13,336 (R$ 9,850 for the year ended December 31, 2024 and R$ 7,794 for the year ended December 31, 2023).

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

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

	Weighted average useful life (years)	Balance as of December 31, 2024	Additions	Depreciation	Transfers (i)	Write-offs	Translation adjustment	Opening balance – acquisition of subsidiaries (ii)	Balance as of December 31, 2025
Cost:
Land	-	609,624	5,626	‐	455	(19,255)	-	204,984	801,434
Buildings	25	1,745,097	52,256	‐	90,162	(23,809)	-	737,124	2,600,830
Leasehold improvements	15	1,415,342	48,630	‐	114,368	(95,624)	(2,416)	239,373	1,719,673
Machinery and equipment	12	3,758,370	192,271	‐	663,739	(316,969)	(1,351)	696,873	4,992,933
Automotive fuel/lubricant distribution equipment and facilities	15	3,199,426	72,100	‐	206,998	(147,777)	‐	1,976	3,332,723
Push boats, barges, ships	18	‐	25,597	‐	52,842	‐	(104,287)	4,141,734	4,115,886
LPG tanks and bottles	8	1,085,787	88,927	‐	24,082	(44,668)	‐	11,618	1,165,746
Vehicles	6	395,885	28,775	‐	2,458	(41,863)	(17)	31,099	416,337
Furniture and fixtures	9	221,572	17,835	‐	(3,438)	(12,808)	(15)	5,141	228,287
IT equipment	5	321,250	23,822	‐	14,903	(23,891)	(85)	40,200	376,199
Construction in progress	-	1,347,892	1,064,544	‐	(1,146,389)	(5,909)	(456)	236,654	1,496,336
Advances to suppliers	-	44,966	18,445	‐	(42,006)	(7)	‐	(59)	21,339
Imports in progress	-	3,128	4,565	‐	(3,128)	‐	‐	‐	4,565
		14,148,339	1,643,393	‐	(24,954)	(732,580)	(108,627)	6,346,717	21,272,288
Accumulated depreciation:
Buildings	‐	(558,622)	‐	(93,027)	(4,370)	10,768	-	(227,469)	(872,720)
Leasehold improvements	‐	(748,916)	‐	(77,318)	(216)	92,438	921	(55,574)	(788,665)
Machinery and equipment	‐	(2,347,962)	‐	(282,345)	(466)	306,344	264	(401,695)	(2,725,860)
Automotive fuel/lubricant distribution equipment and facilities	‐	(2,122,684)	‐	(135,236)	9,913	140,403	‐	(8)	(2,107,612)
Push boats, barges, ships	‐	‐	‐	(119,248)	6	‐	33,528	(1,139,101)	(1,224,815)
LPG tanks and bottles	‐	(670,068)	‐	(97,768)	(7,968)	38,451	‐	(1,076)	(738,429)
Vehicles	‐	(154,622)	‐	(39,411)	(1,206)	9,328	19	(17,833)	(203,725)
Furniture and fixtures	‐	(142,493)	‐	(16,614)	(510)	9,245	3	(1,362)	(151,731)
IT equipment	‐	(265,675)	‐	(28,755)	837	23,170	(79)	(20,949)	(291,451)
		(7,011,042)	‐	(889,722)	(3,980)	630,147	34,656	(1,865,067)	(9,105,008)
Provision for impairment losses		(1,331)	‐	‐	‐	1,148	‐	‐	(183)
Property, plant and equipment, net		7,135,966	1,643,393	(889,722)	(28,934)	(101,285)	(73,971)	4,481,650	12,167,097

(i)	Refers to transfers of R$ 24,157 to intangible assets and R$ 4,777 to right-of-use assets.
(ii)	The total amounts of acquisitions made by the Company are substantially related to Hidrovias do Brasil (see Note 27.b).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

	Weighted average useful life (years)	Balance as of December 31, 2023	Additions	Depreciation	Transfers (i)	Write-offs	Acquisition of subsidiaries	Balance as of December 31, 2024
Cost:
Land	-	607,152	12,968	‐	5,073	(15,569)	-	609,624
Buildings	31	1,646,996	8,904	‐	149,065	(61,770)	1,902	1,745,097
Leasehold improvements	15	1,292,998	37,867	‐	99,777	(15,300)	-	1,415,342
Machinery and equipment	11	3,530,184	143,782	‐	99,603	(16,382)	1,183	3,758,370
Automotive fuel/lubricant distribution equipment and facilities	14	3,361,637	80,317	‐	70,966	(327,319)	13,825	3,199,426
LPG tanks and bottles	8	1,006,398	116,503	‐	-	(37,114)	-	1,085,787
Vehicles	8	371,434	111,735	‐	(29,884)	(62,657)	5,257	395,885
Furniture and fixtures	8	212,640	12,649	‐	(154)	(3,965)	402	221,572
IT equipment	5	318,721	12,259	‐	(5,950)	(3,780)	-	321,250
Construction in progress	-	783,496	1,022,967	‐	(455,740)	(2,831)	‐	1,347,892
Advances to suppliers	-	32,557	19,834	‐	(6,558)	(867)	‐	44,966
Imports in progress	-	3,107	3,127	‐	(3,106)	‐	‐	3,128
		13,167,320	1,582,912	‐	(76,908)	(547,554)	22,569	14,148,339
Accumulated depreciation:
Buildings	‐	(536,518)	‐	(54,110)	4,126	28,014	(134)	(558,622)
Leasehold improvements	‐	(683,187)	‐	(75,957)	1,798	8,430	-	(748,916)
Machinery and equipment	‐	(2,147,842)	‐	(208,103)	1,776	6,612	(405)	(2,347,962)
Automotive fuel/lubricant distribution equipment and facilities	‐	(2,238,843)	‐	(164,248)	(7,870)	289,359	(1,082)	(2,122,684)
LPG tanks and bottles	‐	(605,298)	‐	(92,219)	-	27,449	-	(670,068)
Vehicles	‐	(181,511)	‐	(35,066)	35,776	26,792	(613)	(154,622)
Furniture and fixtures	‐	(130,117)	‐	(15,718)	642	2,784	(84)	(142,493)
IT equipment	‐	(254,952)	‐	(22,246)	8,136	3,387	-	(265,675)
		(6,778,268)	‐	(667,667)	44,384	392,827	(2,318)	(7,011,042)
Provision for impairment losses		(1,471)	(21)	‐	‐	161	‐	(1,331)
Property, plant and equipment, net		6,387,581	1,582,891	(667,667)	(32,524)	(154,566)	20,251	7,135,966

(i)	The remaining balance refers to R$ 22,348 transferred to right-of-use assets and R$ 10,176 transferred to intangible assets.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

	Weighted average useful life (years)	Balance as of 12/31/2022	Additions	Depreciation	Transfers (i)	Write-offs	Acquisition of subsidiaries	Balance as of 12/31/2023
Cost:
Land	-	619,116	1,053	‐	3,316	(16,369)	36	607,152
Buildings	31	1,532,506	27,100	‐	198,398	(111,899)	891	1,646,996
Leasehold improvements	11	1,169,326	30,348	‐	90,557	(12,458)	15,225	1,292,998
Machinery and equipment	11	3,186,759	111,726	‐	133,554	(14,634)	112,779	3,530,184
Automotive fuel/lubricant distribution equipment and facilities	13	3,213,123	86,714	‐	143,010	(92,744)	11,534	3,361,637
LPG tanks and bottles	8	920,287	129,567	‐	431	(43,887)	-	1,006,398
Vehicles	8	325,094	24,661	‐	1,351	(9,473)	29,801	371,434
Furniture and fixtures	9	201,708	12,326	‐	1,649	(4,547)	1,504	212,640
IT equipment	5	303,023	19,787	‐	4,516	(10,750)	2,145	318,721
Construction in progress	-	694,726	650,828	‐	(567,114)	‐	5,056	783,496
Advances to suppliers	-	18,139	20,501	‐	(6,263)	‐	180	32,557
Imports in progress	-	902	2,205	‐	‐	‐		3,107
		12,184,709	1,116,816	‐	3,405	(316,761)	179,151	13,167,320
Accumulated depreciation:
Buildings		(591,812)	‐	(46,187)	‐	101,919	(438)	(536,518)
Leasehold improvements		(618,256)	‐	(71,139)	‐	8,858	(2,650)	(683,187)
Machinery and equipment		(1,926,954)	‐	(194,666)	‐	13,499	(39,721)	(2,147,842)
Automotive fuel/lubricant distribution equipment and facilities		(2,113,657)	‐	(181,233)	‐	60,982	(4,935)	(2,238,843)
LPG tanks and bottles		(557,260)	‐	(83,777)	‐	35,739	-	(605,298)
Vehicles		(154,177)	‐	(29,483)	‐	5,608	(3,459)	(181,511)
Furniture and fixtures		(118,438)	‐	(14,032)		3,052	(699)	(130,117)
IT equipment		(239,978)	‐	(23,721)		10,058	(1,311)	(254,952)
		(6,320,532)	‐	(644,238)	‐	239,715	(53,213)	(6,778,268)
Provision for impairment losses		(1,764)	(89)	‐	‐	382	‐	(1,471)
Net amount		5,862,413	1,116,727	(644,238)	3,405	(76,664)	125,938	6,387,581

(i)	Refers to R$ 1,086 transferred to intangible assets and R$ 4,491 transferred from right-of-use assets.

Construction in progress relates substantially to expansions, renovations, constructions and upgrade of the terminals’ assets, service stations, tanks, barges and distribution bases.

Advances to suppliers are basically related to manufacturing of assets for expansion of terminals, distribution bases and acquisition of real estate.
14. Intangible assets

Accounting policy

Intangible assets include assets acquired from third parties, and are recognized according to the criteria below:

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

• Other intangible assets acquired from third parties, such as software, technology, and commercial property rights, are measured at the amount paid on acquisition and amortized using the straight-line method, according to their useful lives, and are reviewed annually.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

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

	Weighted average useful life (years)	Balance as of December 31, 2024	Additions	Amortization	Transfers (i)	Write-offs	Translation adjustment	Acquisition of subsidiaries (ii)	Balance as of December 31, 2025
Cost:
Goodwill (a)	-	982,359	‐	‐	‐	(51,100)	‐	436,187	1,367,446
Software (b)	5	1,707,645	330,898	‐	13,486	(34,494)	(1,604)	146,530	2,162,461
Customer contracts	12	‐	‐	‐	‐	‐	(210)	838,359	838,149
Distribution rights	13	176,687	40,932	‐	8,918	‐	‐	29,092	255,629
Brands (c)	-	61,366	‐	‐	‐	(11)	‐	-	61,355
Trademark rights (c)	30	121,001	28	‐	9,868	‐	‐	‐	130,897
Intangible assets in progress	‐	‐	13,409	‐	(6,223)	(2,204)	-	34,438	39,420
Decarbonization credits (CBIO)	-	322	370,501	‐	‐	(370,823)	‐	‐	‐
Others	3	10,611	61	‐	4,151	(43)	‐	1,690	16,470
		3,059,991	755,829	‐	30,200	(458,675)	(1,814)	1,486,296	4,871,827
Accumulated amortization:
Software	‐	(1,013,618)	‐	(253,814)	(1,081)	33,680	252	(103,233)	(1,337,814)
Customer contracts	‐	‐	‐	(48,553)	‐	‐	129	(4,517)	(52,941)
Distribution rights	‐	(110,819)	‐	(10,711)	‐	-	‐	-	(121,530)
Trademark rights	‐	(22,997)	‐	(7,819)	(9,703)	3,084	‐	-	(37,435)
Others	‐	(4,227)	‐	(8,415)	4,741	2,272	‐	-	(5,629)
		(1,151,661)	‐	(329,312)	(6,043)	39,036	381	(107,750)	(1,555,349)

Intangible assets, net		1,908,330	755,829	(329,312)	24,157	(419,639)	(1,433)	1,378,546	3,316,478

(i)	Refers to R$ 24,157 received in transfer from property, plant and equipment.
(ii)	The total amounts of acquisitions made by the Company are substantially related to Hidrovias do Brasil (see Note 27.b).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

	Weighted average useful life (years)	Balance as of December 31, 2023	Additions	Amortization	Transfers	Write-offs	Translation adjustment	Acquisition of subsidiaries	Balance as of December 31, 2024
Cost:
Goodwill (a)	-	943,125	‐	-	(115)	-	‐	39,349	982,359
Software (b)	5	1,503,601	226,098	‐	(18,475)	(3,969)	108	282	1,707,645
Distribution rights	14	155,174	20,101	‐	1,412	-	‐	‐	176,687
Brands (c)	-	62,303	‐	‐	(948)	‐	‐	11	61,366
Trademark rights (c)	30	120,960	41	‐	‐	`‐	‐	‐	121,001
Others	3	15,127	224	‐	(4,211)	(529)	‐	‐	10,611
Decarbonization credits (CBIO)	-	710,710	713,453	‐	(389)	(1,423,452)	‐	‐	322
		3,511,000	959,917	-	(22,726)	(1,427,950)	108	39,642	3,059,991
Accumulated amortization:
Software		(826,773)	‐	(222,487)	32,886	2,756	‐	-	(1,013,618)
Distribution rights		(106,145)	‐	(4,860)	16	170	‐	‐	(110,819)
Trademark rights		(18,931)	‐	(4,389)	‐	323	‐	‐	(22,997)
Others		(5,234)	‐	(301)	-	1,308	‐	‐	(4,227)
		(957,083)	‐	(232,037)	32,902	4,557	‐	-	(1,151,661)

Intangible assets, net		2,553,917	959,917	(232,037)	10,176	(1,423,393)	108	39,642	1,908,330

	Weighted average useful life (years)	Balance as of 12/31/2022	Additions	Amortization	Transfers (i)	Write-offs	Foreign exchange variations	Acquisition of subsidiaries	Balance as of 12/31/2023

Cost:
Goodwill (a)	-	917,775	-	‐	‐	-	‐	25,350	943,125
Software (b)	5	1,299,088	273,310	‐	1,086	(79,909)	‐	10,026	1,503,601
Distribution rights	15	114,593	1,357	‐	‐	-	‐	39,224	155,174
Brands (c)	-	65,647	-	‐	‐	-	(3,344)	‐	62,303
Trademark rights (c)	30	114,792	25	‐	‐	-	‐	6,143	120,960
Others	3	177	‐	‐	‐	(3)	‐	14,953	15,127
Decarbonization credits (CBIO)	-	232,305	778,885	‐	‐	(300,480)	‐	‐	710,710
		2,744,377	1,053,577	‐	1,086	(380,392)	(3,344)	95,696	3,511,000
Accumulated amortization:
Software		(708,659)	‐	(192,976)	‐	79,720	‐	(4,858)	(826,773)
Distribution rights		(102,037)	‐	(2,956)	‐	‐	‐	(1,152)	(106,145)
Trademark rights		(14,930)	‐	(3,889)	‐	‐	‐	(112)	(18,931)
Others		(402)	‐	(4,835)	‐	3	‐	‐	(5,234)
		(826,028)	‐	(204,656)	‐	79,723	‐	(6,122)	(957,083)

Net amount		1,918,349	1,053,577	(204,656)	1,086	(300,669)	(3,344)	89,574	2,553,917

(i)	Refers to R$ 1,086 transferred to intangible assets and R$ 4,491 transferred from right-of-use assets.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

a. Goodwill

The remaining net balance of goodwill on the following acquisitions is assessed for impairment annually or more frequently when there is indication that the goodwill might be impaired. The amount is made up of the following acquisitions.

	Segment	12/31/2025	12/31/2024
Goodwill on the acquisition of:
Hidrovias (28.b)	Hidrovias	341,084	‐
Ipiranga (i)	Ipiranga	276,724	276,724
União Terminais	Ultracargo	211,089	211,089
Texaco	Ipiranga	177,759	177,759
Iconic (CBLSA)	Ipiranga	69,807	69,807
Neoagro Diesel	Ipiranga	62,833	‐
Stella	Ultragaz	51,951	103,051
Temmar	Ultracargo	43,781	43,781
Ultragaz Comercializadora de Energia	Ultragaz	42,260	52,038
Petrovila	Ipiranga	34,934	‐
DNP	Ipiranga	24,736	24,736
Repsol	Ultragaz	13,403	13,403
Neogás	Ultragaz	7,761	7,761
Mi TRR	Ipiranga	5,383	‐
Baden	Hidrovias	1,731	-
Serra Diesel	Ultrapar	1,413	1,413
TEAS	Ultracargo	797	797
		1,367,446	982,359

As of December 31, 2025, the Company assessed the balances of goodwill shown in the table above for impairment The determination of value in use involves assumptions, judgments, and estimates of cash flows, such as growth rates of revenues, costs and expenses, estimates of investments and working capital, and discount rates. The assumptions about growth projections of future cash flows are based on the Company’s business plan of its operating segments, as well as comparable market data, and represent management’s best estimate of the future economic conditions. The main key assumptions used by the Company to calculate the value in use are described below.

Period of evaluation: period of five years, after which the Company calculates the perpetuity, considering the possibility of carrying the business on indefinitely.

Discount rate and real growth rate: the nominal discount and real growth rates used to extrapolate the projections at December 31, 2025 ranged from 11.2% to 12.7% and -0.5% to 0.5% p.a., respectively, depending on the acquisition analyzed.

Revenue from sales and services, costs and expenses, and gross margin: considers the budget prepared for 2026 and the long-term strategic plan prepared by Management and presented to the Board of Directors.

As of December 31, 2025, the Company, through its subsidiary Ultragaz Ultragaz Energia Ltda., recorded impairment loss of R$ 51,100, related to the goodwill of Stella. As of December 31, 2024, the Company and its subsidiaries did not record any impairment loss of assets.

Goodwill from investments in joint ventures and associates is presented under investments, for further information see Note 11.

b. Software

Includes user licenses and costs for the implementation of the various systems used by the Company and its subsidiaries: integrated management and control, financial management, foreign trade, industrial automation, operational and storage management, accounting information, and other systems. Also include costs related to software in progress in the amount of R$ 292,604 in 2025 (R$ 84,421 in 2024 and R$ 11,200 in 2023).

c. Brands and trademarks rights

Brands are represented by the acquisition cost of the ‘am/pm’ brand in Brazil and the NEOgás brand, acquired in the business combination, and Chevron and Texaco trademarks rights.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

15. Loans, financing and debentures

Accounting policy

Financial liabilities are initially recognized at fair value, net of transaction costs incurred, and are subsequently measured at amortized cost or at fair value through profit or loss and updated using the effective interest rate and including charges. The financial liabilities at fair value through profit or loss refer to financial liabilities designated as hedged items. Any difference between the proceeds (net of transaction costs) and the total amount payable is recognized in the statement of income over the period of the loans using the effective interest rate method. Fees paid on the contracting of loans are recognized as transaction costs and amortized taking into account the term of the loan, using the effective interest rate method.

a. Breakdown

Description	Index/Currency	Weighted average financial charges 2025 (p.a.)	Weighted average hedging instruments	Maturity	12/31/2025	12/31/2024
Foreign currency:
Notes in the foreign market	USD	5.3%	142.6% of DI (*)	2026 to 2029	4,158,025	4,710,980
Foreign loan	USD	4.1%	103.8% of DI	2026 to 2029	2,554,217	691,006
Foreign loan	SOFR + USD	0.8%	103.4% of DI	2026 to 2029	1,295,481	‐
Notes in the foreign market	USD	5.0%	CDI + 1.6% (**)	2031	984,400	‐
Foreign exchange debentures	EUR	3.0%	104.4% of DI	2027	515,654	‐
Foreign exchange debentures	USD	5.3%	101.7% of DI	2026	339,836	-
Foreign loan	EUR	4.4%	109.2% of DI	2025	-	778,147
Foreign loan	JPY	4.6%	109.4% of DI	2025	-	501,524
Total in foreign currency					9,847,613	6,681,657

Brazilian Reais:
Debentures	CDI + R$	0.9%	n/a	2027 to 2031	3,455,058	731,667
Debentures – CRA	IPCA	5.4%	103.3% of DI	2028 to 2032	2,339,526	2,456,111
Debentures	IPCA	4.8%	105.4% of DI	2028 to 2035	837,001	614,754
Financing	R$	14.6%	106.6% of DI	2027	552,666	‐
CDCA	CDI + R$	0.9%	n/a	2027	547,587	534,374
Debentures – CRA	Fixed rate	11.2%	104.4% of DI	2027	513,103	477,827
Debentures – CRA	CDI + R$	0.7%	n/a	2027	495,731	490,971
Debentures	IPCA	6.0%	n/a	2028 to 2031	466,762	-
CCB	CDI	104.3%	n/a	2026 to 2028	416,321	1,464,624
CDCA	CDI	109.0%	n/a	2026 to 2027	206,594	293,374
Constitutional Fund (FNE)	IPCA	2.9%	69.5% of DI	2028 to 2041	192,054	114,472
Commercial Paper	CDI + R$	0.2%	n/a	2027	89,083	‐
Constitutional Fund (FNO)	IPCA	3.1%	70.8% of DI	2028 to 2037	84,462	‐
FINEP	TJLP	1.0%	n/a	2026 to 2032	27,249	679
Climate Fund	R$	9.4%	72.9% of DI	2026 to 2040	22,451	‐
Total in Brazilian Reais					10,245,648	7,178,853
Total in foreign currency and Brazilian Reais					20,093,261	13,860,510
Current					4,251,131	3,478,673
1 to 2 years					3,923,059	3,257,618
2 to 3 years					4,227,274	1,557,888
3 to 4 years					3,525,329	2,062,967
4 to 5 years					1,038,873	2,130,651
More than 5 years					3,127,595	1,372,713
Non-current					15,842,130	10,381,837

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

(*)	Considers a protection instrument for the principal of 52.5% of the DI and for interest DI minus 1.4% for a notional amount of US$ 300 million. Does not include the positive result of the natural hedge strategy through financial investments in US$.
(**)	Considers a protection instrument for principal and interest at DI + 1.6% for a notional amount of US$ 50 million.

The changes in loans, financing and debentures are shown below:

	12/31/2025	12/31/2024
Opening balance	13,860,510	11,141,283
Proceeds	8,669,139	4,179,974
Interest accrued	1,498,325	846,329
Principal payment	(5,134,131)	(2,718,953)
Interest payment	(1,360,205)	(798,653)
Opening balance - acquisition of subsidiaries (i)	3,125,667	-
Monetary variations and foreign exchange variations	(596,233)	1,675,583
Change in fair value	101,466	(465,053)
Gain on bond repurchase	(71,277)	-
Closing balance	20,093,261	13,860,510

(i)	The total amounts of acquisitions made by the Company are substantially related to Hidrovias do Brasil (see Note 27.b).

The transaction costs associated with debt issuance were deducted from the balance of the related liability and recognized in profit or loss according to the effective interest rate method. As of December 31, 2025, the amount recognized in profit or loss was R$ 53,197 (R$ 18,928 as of December 31, 2024 and R$ 19,626 as of December 31, 2023). The transaction cost incurred was R$ 75,363, of which R$ 18,117 referring to new funding and R$ 57,246 to the initial balance on acquisition of subsidiary. The balance to be recognized in the next periods is R$ 92,080 (R$ 69,914 as of December 31, 2024).

b. Guarantees

As of December 31, 2025, there was R$ 84,462 (R$ 114,472 as of December 31, 2024) in financing that had real guarantees. There was also R$ 18,684,982 (R$ 13,586,936 as of December 31, 2024) in financing without real guarantees, with sureties or promissory notes.

The Company and its subsidiaries offer collateral in the form of letters of guarantee for commercial and legal proceedings in the amount of R$ 100,200 as of December 31, 2025 (R$ 97,947 as of December 31, 2024).

Subsidiary Ipiranga issues collateral to financial institutions in connection with the amounts payable by some of its customers to such institutions, with maximum future settlements related to these guarantees in the amount of R$ 87,160 (R$ 219,700 as of December 31, 2024). If subsidiary Ipiranga is required to make any payment under these collateral arrangements, this subsidiary may recover the amount paid directly from its customers through commercial collection. Until December 31, 2025, subsidiary Ipiranga did not have losses in connection with these collateral arrangements.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

c. Relevant operations contracted in the year

The main operations contracted in the year are shown below:

Description	Index/ Currency	Financial charges	Hedging instruments	Issuance date	Maturity	Principal	Principal in R$	Remuneration payment	Nominal amount payment	Company
Foreign exchange debenture	USD	5.3%	101.7% of DI	Mar/25	Mar/26	USD 60,269	350,000	At final maturity	At final maturity	Ultracargo Logística
Foreign loan	SOFR + USD	0.9%	102.9% of DI	Feb/25	Feb/26	USD 100,000	577,800	Quarterly	At final maturity	Cia Ultragaz
CCB	CDI	104.0%	n/a	Mar/25	Mar/27	R$ 360,000	360,000	Quarterly	At final maturity	Cia Ultragaz
Constitutional Fund (FNE)	IPCA	2.9%	69.7% of DI	Feb/25	Nov/41	R$ 100,976	100,976	Monthly with grace period	2028 to 2041	Ultracargo Logística
Constitutional Fund (FNO)	IPCA	3.1%	70.8% of DI	Apr/25	Feb/37	R$ 106,430	106,430	Monthly	Monthly after a 3-year grace period	Ultracargo Soluções Logísticas
Foreign loan	USD	4.7%	103.8% of DI	Apr/25	Apr/26	USD 86,956	500,000	At final maturity	At final maturity	Ipiranga
BNDES	R$	9.4%	72.9% of DI	May/25	Mar/40	R$ 11,499	11,499	Monthly	Monthly after a 3-month grace period	Ultragaz Energia Ltda. and subsidiaries
BNDES	R$	9.4%	72.9% of DI	May/25	Mar/40	R$ 11,499	11,499	Monthly	Monthly after a 3-month grace period	Ultragaz Energia Ltda. and subsidiaries
Foreign exchange debentures	EUR	3.0%	104.0% of DI	Jun/25	Feb/37	EUR 77,535	500,000	Annually	At final maturity	Ipiranga
Foreign loan	R$	14.6%	106.6% of DI	Jun/25	Oct/27	R$ 500,000	500,000	Annually	At final maturity	Ipiranga
Debentures	CDI	0.5%	n/a	Jun/25	Jun/28	R$ 400,000	400,000	Semiannually	At final maturity	Hidrovias
Debentures	CDI	0.8%	n/a	Jun/25	Jun/31	R$ 982,000	982,000	Semiannually	At final maturity	Hidrovias
Foreign loan	USD	5.5%	108.8% of DI	Sept/25	Mar/27	USD 4,718	25,000	Semiannually	At final maturity	Serra Diesel
Foreign loan	USD	4.9%	102.4% of DI	Sept/25	Mar/27	USD 46,818	250,000	Semiannually	At final maturity	Cia Ultragaz
Debentures	IPCA	7.0%	CDI - 1.2%	Oct/25	Oct/35	R$ 150,000	150,000	Semiannually	Annually from Oct/2033	Ipiranga
Commercial Paper	CDI	0.2%	n/a	Oct/25	Oct/27	R$ 86,000	86,000	Quarterly	At final maturity	Ipiranga
Foreign loan	SOFR + USD	0.7%	103.9% CDI	Nov/25	Nov/28	USD 94,545	500,000	Semiannually	At final maturity	Ipiranga
Foreign loan	SOFR + USD	0.8%	103.7% CDI	Nov/25	Feb/29	USD 37,491	200,000	Semiannually	At final maturity	Ipiranga
Foreign loan	USD	4.1%	104.5% CDI	Nov/25	Nov/28	USD 111,858	600,000	Semiannually	At final maturity	Cia Ultragaz
Foreign loan	SOFR + USD	1.1%	110.5% CDI	Nov/25	Nov/26	USD 1,886	10,000	Semiannually	At final maturity	Serra Diesel
Foreign loan	USD	4.0%	103.6% CDI	Dec/25	Feb/29	USD 94,146	500,000	Semiannually	At final maturity	Ultracargo Logística
Foreign loan	USD	4.1%	103.2% CDI	Dec/25	Jun/28	USD 55,097	300,000	Semiannually	At final maturity	Iconic
Foreign loan	SOFR	0.8%	103.6% CDI	Dec/25	May/28	USD 68,909	370,000	Semiannually	At final maturity	Iconic
Debentures	CDI	0.6%	n/a	Dec/25	Nov/30	R$ 1,000,000	1,000,000	Semiannually	Annually from Nov/2029	Ipiranga

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

d. Covenants – Subsidiary Hidrovias

Financial Covenant linked to Debenture contracts

Hidrovias, through the 1st and 2nd Debenture Issuances, has a financial covenant of leverage (“net debt to EBITDA”), calculated on a consolidated basis and which must be equal to or less than 4.5x in 2022, (b) 4.0x between January 1, 2023 and December 2023 and (c) 3.5x from January 1, 2024 until the maturity date of the respective issues.

Failure to comply with the covenant does not accelerate the debt repayment and is not considered default. However, Hidrovias now has restrictions on raising new debts beyond those permitted by the covenants of the indenture of issuance and is restricted from paying the minimum mandatory dividends set forth by its Bylaws. Hidrovias does not expect any short- or medium-term impacts on its operations and believes it will not need additional loans or working capital beyond those already permitted by the covenants of the Indentures of Debenture Issuances to comply with its obligations.

As of December 31, 2025, Hidrovias met the financial covenants set forth in its debt contracts.

16. Trade payables

	12/31/2025	12/31/2024
Domestic suppliers	2,542,447	2,558,813
Trade payables - domestic related parties (see Note 8.b)	46,758	23,432
Foreign suppliers	1,863,835	776,052
Trade payables - foreign related parties (see Note 8.b)	190,304	160,088
	4,643,344	3,518,385

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

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

In 2025, the Company’s subsidiaries contributed R$ 24,963 to Ultraprev (R$ 22,482 in 2024 and R$ 22,482 in 2023).

The balance of R$ 4,154 as of December 31, 2025 (R$ 4,454 as of December 31, 2024) regarding the reversal fund will be used to deduct normal sponsor contributions in a period of up to 14 months depending on the sponsor. The number of months is estimated according to the current amount being deducted from contributions of each sponsor.

The total number of participating employees as of December 31, 2025 is 3,966 active participants and 314 retired participants (3,801 active participants and 297 retired participants as of December 31, 2024). In addition, Ultraprev had 20 former employees or beneficiaries receiving benefits under the rules of a previous plan whose reserves are fully constituted.

b. Post-employment benefits

Some subsidiaries recognized a provision for post-employment benefits mainly related to seniority bonus, payment of FGTS, and health, dental care, and life insurance plans for eligible retirees.

The amounts related to such benefits are based on an annual valuation conducted by an independent actuary and reviewed by Management.

	12/31/2025	12/31/2024
Health and dental care plan (1)	184,105	177,958
Indemnification of FGTS	20,303	32,420
Seniority bonus	1,916	1,795
Life insurance (2)	9,292	10,703
Total	215,616	222,876
Current	19,067	24,098
Non-current	196,549	198,778

(1)	Applicable to Ipiranga and Iconic.
(2)	Applicable to Ipiranga, Ultragaz and Ultrapar.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

Changes in the present value of the post-employment benefit obligation occurred as follows:

	12/31/2025	12/31/2024	12/31/2023
Opening balance	222,876	264,823	215,556
Expense for the year	26,051	27,077	17,521
Update/change of estimate	(14,935)	(10,094)	-
Actuarial gains from changes in actuarial assumptions	(1,716)	(41,727)	52,099
Benefits paid directly by the Company and its subsidiaries	(16,660)	(17,203)	(20,353)
Closing balance	215,616	222,876	264,823

The total expense for each year is presented below:

	12/31/2025	12/31/2024	12/31/2023
Health and dental care plan	19,713	20,420	11,182
Indemnification of FGTS	4,947	5,290	4,909
Seniority bonus	256	254	286
Life insurance	1,135	1,113	1,144
Total	26,051	27,077	17,521

The main actuarial assumptions used are:

Economic factors	12/31/2025	12/31/2024
Discount rate for the actuarial obligation at present value - Indemnification of FGTS	11.74	11.97
Discount rate for the actuarial obligation at present value - Bonus	11.76	11.82
Average discount rate for the actuarial obligation at present value - Medical services	10.97	11.07
Discount rate for the actuarial obligation at present value - Life insurance	11.74	11.82
Average projected salary growth rate - FGTS indemnity	6.64	6.80
Average projected bonus growth rate	7.33	7.33
Inflation rate (long term)	3.50	3.50
Medical services growth rate	7.64	7.64

Demographic factors

Mortality Table for the life insurance benefit - CSO-80

Mortality Table for other benefits – AT 2000 Basic decreased by 10%

Disability Mortality Table - RRB 1983 and RRB-1944

Disability Table – Weak light

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

Sensitivity analysis

The significant actuarial assumptions to determine the provision for post-employment benefits are: discount rate, salary growth and medical costs increases. The sensitivity analyses as of December 31, 2025, as shown below, were determined based on possible changes of assumptions occurring at the reporting date of the financial statements, keeping all other assumptions constant.

Assumption	Change in assumptions	Decrease in liability	Change in assumptions	Increase in liability
Discount rate	increase by 1.0 p.p.	13,544	decrease by 1.0 p.p.	15,463
Salary growth rate	decrease by 1.0 p.p.	252	increase by 1.0 p.p.	272
Medical services growth rate	decrease by 1.0 p.p.	14,150	increase by 1.0 p.p.	12,350

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
18. Provisions and contingent liabilities

Accounting policy

A provision for tax, civil (including environmental and regulatory) and labor risks is recognized when there is a present obligation as a result of a past event, it is probable that a disbursement will be required to settle the obligation, and the amount can be reliably estimated. These provisions are based on an assessment by Management, supported by opinions from internal and external legal advisors, considering the best estimates regarding the possible outcomes of the proceedings. The provisions are recognized in the statement of income, as operating or financial expense, according to the nature involved. The provisioned balances are monetarily adjusted or increased by financial charges, in line with the evolution of judicial or administrative proceedings and with the indexes applicable to each nature, as provided for in the internal contingency guidelines.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

a. Provisions for tax, civil and labor risks

The Company and its subsidiaries are parties to tax, civil and labor disputes at the administrative and judicial levels.

The table below presents the breakdown of provisions by nature and their changes:

Provisions	Balance as of December 31, 2024	Additions	Reversals	Payments	Interest	Opening balance – acquisition of subsidiaries (i)	Balance as of December 31, 2025
IRPJ and CSLL	32,946	365	(13,524)	(291)	372	‐	19,868
Tax	202,465	10,780	(40,686)	(31,274)	5,129	‐	146,414
Civil	161,972	109,613	(73,289)	(64,044)	26	27,417	161,695
Provision for indemnities (a.1)	206,808	13,447	(66,075)	(14,257)	5,710	‐	145,633
Labor	54,169	13,881	(8,922)	(8,461)	792	9,545	61,004
Total	658,360	148,086	(202,496)	(118,327)	12,029	36,962	534,614
Current	47,788						49,175
Non-current	610,572						485,439

(i)	On May 8, 2025, the Company acquired the control of Hidrovias; for further details, see Note 27.b.

Provisions	Balance as of December 31, 2023	Additions	Reversals	Payments	Interest	Balance as of December 31, 2024
IRPJ and CSLL	636,167	949	(15,124)	(610,534)	21,488	32,946
Tax	254,781	49,038	(87,575)	(16,686)	2,907	202,465
Civil	150,258	66,215	(19,002)	(35,519)	20	161,972
Provision for indemnities (a.1)	203,780	19,519	(6,081)	(12,959)	2,549	206,808
Labor	59,144	18,468	(16,447)	(7,764)	768	54,169
Total	1,304,130	154,189	(144,229)	(683,462)	27,732	658,360
Current	45,828					47,788
Non-current	1,258,302					610,572

Provisions	Balance as of 12/31/2022	Additions	Reversals	Payments	Interest	Acquisition of subsidiary	Balance as of 12/31/2023
IRPJ and CSLL	559,217	14,597	(6,717)	‐	69,070	‐	636,167
Tax	163,547	94,072	(29,179)	(14,747)	40,299	789	254,781
Civil, environmental and regulatory claims	93,416	124,857	(29,402)	(39,071)	‐	458	150,258
Labor litigation	73,172	27,333	(27,308)	(16,310)	2,257	‐	59,144
Provision for indemnities (a. 1)	150,820	32,691	(7,969)	‐	28,238	‐	203,780
Total	1,040,172	293,550	(100,575)	(70,128)	139,864	1,247	1,304,130
Current	22,837						45,828
Non-current	1,017,335						1,258,302

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

Balances of escrow deposits by nature are as follows:

	12/31/2025	12/31/2024
Tax	420,906	306,593
Labor	15,897	24,070
Civil	34,806	115,413
	471,609	446,076

In the year ended December 31, 2025, the monetary variation on escrow deposits amounted to R$ 46,139 (R$ 45,336 as of December 31, 2024 and R$ 62,217 as of December 31, 2023). This amount was recorded as financial income in the statement of income.

a.1 Provision for indemnities

As a result of the sale of Oxiteno, completed on April 1, 2022, Ultrapar assumed contractual liability for losses related to acts prior to the closing of the transaction. The provision for potential reimbursement to Indorama, in the event the losses materialize, amounts to R$109,333 as of December 31, 2025 (R$174,408 as of December 31, 2024), related to R$ 32,384 (R$ 95,274 as of December 31, 2024) for labor claims, R$ 28,605 (R$ 26,074 as of December 31, 2024) for civil claims and R$ 48,344 (R$ 53,060 as of December 31, 2024) for tax claims.

Regarding the sale of Extrafarma, completed on August 1, 2022, whose liability for losses prior to the transaction was assumed by subsidiary Ipiranga, the provision for potential reimbursement to Pague Menos, in the event the losses materialize, is R$ 36,297 as of December 31, 2025 (R$ 32,400 as of December 31, 2024), of which R$ 14,153 (R$ 12,074 as of December 31, 2024) for labor claims, R$7,798 (R$7,007 as of December 31, 2024) for civil claims and R$ 14,346 (R$ 13,319 as of December 31, 2024) for tax claims.

b. Possible contingent liabilities

The Company and its subsidiaries are parties to administrative and legal proceedings for tax, civil and labor claims which, based on the assessment of the legal departments and the advice of external legal advisors, were classified as a possible loss. In accordance with the accounting practices adopted and the internal contingency guideline, these obligations do not meet the criteria for provision recognition and are therefore only disclosed in notes to the financial statements.

The contingent liabilities, classified as possible loss, by nature are as follows:

Possible contingent liabilities	12/31/2025	12/31/2024
Tax (b.1)	6,027,879	4,176,046
Civil (b.2)	867,293	815,203
Labor	376,406	293,938
	7,271,578	5,285,187

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

b.1 Contingent tax liabilities

The Company and its subsidiaries are parties to administrative and legal proceedings involving IRPJ and CSLL, mainly arising from denials of offset claims, which total R$ 577,253 as of December 31, 2025 (R$ 496,615 as of December 31, 2024). Regarding PIS and COFINS, tax credit disallowances from the non-cumulative regime are recorded, which total R$ 3,136,458 as of December 31, 2025 (R$ 1,890,313 as of December 31, 2024).

Additionally, subsidiary Ipiranga and its subsidiaries have legal proceedings related to ICMS totaling R$ 1,662,515 as off December 31, 2025 (R$ 1,357,445 as of December 31, 2024). The main discussions involve assessments relating to i) the alleged non-payment of R$ 444,766 (R$ 154,914 as of December 31, 2024); ii) 2% surcharge on products considered non-essential (hydrated ethanol) in the amount of R$ 246,060 (R$ 223,691 as of December 31, 2024); iii) the reversal and disallowance of credits in the amount of R$ 236,808 (R$ 145,126 as of December 31, 2024); and iv) inventory differences of R$ 236,568 (R$ 279,448 as of December 31, 2024).

In addition, subsidiary Ipiranga and its subsidiaries are discussing the offset of excise tax (“IPI”) credits related to raw materials used in the manufacturing of products subject to taxation, which were subsequently sold and were not subject to IPI under the tax immunity, in the amount of R$ 209,444 as of December 31, 2025 (R$ 194,508 as of December 31, 2024). In April 2025, the Superior Court of Justice, under the repetitive appeals regime (Theme 1247), ruled on the discussion in favor of the taxpayers.

Of the remaining amount of tax contingencies classified as potential losses, R$ 442,210 as of December 31, 2025 (R$ 574,672 as of December 31, 2024) relates to other proceedings involving the Company and its subsidiaries.

b.2 Contingent civil liabilities

The Company and its subsidiaries have contingent liabilities for civil claims in the amount of R$ 867,293 as of December 31, 2025 (R$ 815,203 as of December 31, 2024). Among these proceedings, the following claims involving subsidiary Cia. Ultragaz are highlighted: i) administrative proceedings filed by CADE, referring to alleged anti-competitive practices in municipalities in the Triângulo Mineiro region in 2001, and at the administrative level, Cia. Ultragaz was ordered to pay a fine, in the updated amount of R$ 39,447 as of December 31, 2025 (R$ 38,005 as of December 31, 2024); and ii) lawsuits filed by resellers, who are seeking indemnity, in addition to the nullity and termination of distribution contracts, totaling R$ 95,971 as of December 31, 2025 (R$ 187,460 as of December 31, 2024).

c. Lubricants operation between Ipiranga and Chevron

The provisions of shareholder Chevron’s liability amount to R$ 4,020 (R$ 36,146 as of December 31, 2024), for which a corresponding indemnification asset was recorded. This asset comprises R$ 204 related to tax claims (R$ 32,380 as of December 31, 2024), R$ 210 to civil claims (R$ 220 as of December 31, 2024), and R$ 3,606 to labor claims (R$ 3,545 as of December 31, 2024).

Additionally, due to a business combination, on December 1, 2017, a provision of R$ 198,900 was recorded relating to contingent liabilities and an indemnification asset in the same amount was recognized. The balance of this asset totaled R$ 88,503 as of December 31, 2025 (R$ 89,952 as of December 31, 2024). The amounts of provisions and contingent liabilities related to the business combination and the liability of the shareholder Chevron will be fully reimbursed to subsidiary Iconic in the event of losses without the need to recognize an allowance for expected credit losses.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

19. Subscription warrants – indemnification

Because of the association between the Company and Extrafarma on January 31, 2014, 7 subscription warrants – indemnification were issued, corresponding to up to 6,411,244 shares of the Company.

On February 15, 2023, August 9, 2023, February 28, 2024, August 7, 2024, February 26, 2025 and August 13, 2025, the Board of Directors confirmed the issuance of 31,211, 8,199, 191,778, 35,235, 67,679 and 342,691, respectively, common shares within the authorized capital limit provided by article 6 of the Company’s Bylaws, due to the partial exercise of the rights conferred by the subscription warrants.

As set out in the association agreement between the Company and Extrafarma of January 31, 2014 and due to the unfavorable decisions on some lawsuits with triggering events prior to January 31, 2014, 792,065 shares linked to the subscription warrants – indemnification were canceled and not issued. As of December 31, 2025, R$ 14,317 was recorded as financial expense (financial income of R$ 31,657 as of December 31, 2024 and financial expenses of R$ 45,084 as of December 31, 2023) due to the update of subscription warrants, and 2,579,497 shares linked to subscription warrants – indemnification remain retained, which may be issued or canceled depending on whether the final decisions on the lawsuits will be favorable or unfavorable, being the maximum number of shares that can be issued in the future, totaling R$ 53,911 (R$ 47,745 as of December 31, 2024).

20. Equity

a. Share capital

As of December 31, 2025, the subscribed and paid-up capital consists of 1,115,849,873 common shares with no par value (1,115,439,503 as of December 31, 2024), and the issuance of preferred shares and participation certificates is prohibited. Each common share entitles its holder to one vote at Shareholders’ Meetings. The total amount of the capital as of December 31, 2025 is R$ 7,987,100 (R$ 6,621,752 as of December 31, 2024).

On August 13, 2025, the Board of Directors confirmed the issuance of 342,691 common shares within the authorized capital limit provided by art. 6 of the Company's Bylaws, due to the partial exercise of the rights conferred by the subscription warrants issued by the Company at the time of the merger of all Extrafarma shares into the Company, approved by the Company’s Extraordinary General Meeting held on January 31, 2014.

On April 16, 2025 the Ordinary General Meeting approved the increase in the Company's capital in the total amount of R$ 1,365,348, without the issuance of shares, through the incorporation into the share capital of part of the amounts recorded in the statutory reserve for investments.

On February 26, 2025, the Board of Directors confirmed the issuance of 67,679 common shares within the authorized capital limit provided by art. 6 of the Company's Bylaws, due to the partial exercise of the rights conferred by the subscription warrants issued by the Company at the time of the merger of all Extrafarma shares into the Company, approved by the Company’s Extraordinary General Meeting held on January 31, 2014.

The price of the Company-issued shares on B3 as of December 31, 2025 was R$ 20.90 (R$ 15.88 as of December 31, 2024 and R$ 26.51 as of December 31, 2023).

As of December 31, 2025, there were 70,252,989 common shares outstanding abroad in the form of ADRs (65,757,889 shares as of December 31, 2024).

b. Equity instrument granted

The Company has a share-based incentive plan, which establishes the general terms and conditions for the concession of common shares issued by the Company and held in treasury (see Note 8.d). As of December 31, 2025, the balance of treasury shares granted with right of use was 18,601,046 common shares (14,083,439 as of December 31, 2024).

c. Treasury shares

The Company acquired its own shares at market prices, without capital reduction, to be held in treasury and to be subsequently disposed of or cancelled.

On November 28, 2024, the Company's Board of Directors approved a buyback program of shares issued by the Company, effective for twelve months starting on December 2, 2024 and limited to a maximum of 25,000,000 common shares, which was completed on July 29, 2025. In 2024, 8,900,000 shares were acquired at an average cost of R$ 16.74 per share and, in 2025, 16,100,000 shares were acquired at an average cost of R$ 16.58 per share.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

As of December 31, 2025, the balance was R$ 822,526 (R$ 596,400 as of December 31, 2024) and 28,542,005 common shares (19,283,471 as of December 31, 2024 and 16,195,439 as of December 31, 2023) were held unrestricted in the Company's treasury, acquired at an average cost of R$ 17.45 per share.

	12/31/2025	12/31/2024
Balance of unrestricted shares held in treasury	28,542,005	19,283,471
Balance of treasury shares granted with right of use	18,601,046	14,083,439
Total balance of treasury shares	47,143,051	33,366,910

d. Capital reserve

The capital reserve reflects the gain or loss on the disposal of shares for concession of usufruct to executives of the Company's subsidiaries, when the plan is finalized, as mentioned in Note 8.d., because of the association with Extrafarma in 2014, the Company recognized an increase in the capital reserve in the amount of R$ 498,812, due to the difference between the value attributed to share capital and the market value of the Ultrapar shares on the date of issuance, less R$ 2,260 related to the costs for the issuance of these shares. Additionally, on February 28, 2024, August 7, 2024, February 26, 2025 and August 13, 2025, there was an increase in the reserve in the amounts of R$ 5,631, R$ 821, R$ 1,126 and R$ 6,737, respectively, due to the partial exercise of the subscription warrants – indemnification (see Note 19).

e. Revaluation reserve

The revaluation reserve, recognized prior to the adoption of the international accounting standards (IFRS Accounting Standards), reflects the revaluation of assets of subsidiaries and is based on depreciation, write-off, or disposal of the revalued assets of the subsidiaries, as well as the tax effects recognized by these subsidiaries.

f. Profit reserves

f.1 Legal reserve

Under Brazilian Corporate Law the Company is required to allocate 5% of net annual earnings to a legal reserve, until the balance reaches 20% of share capital. As of December 31, 2025, the legal reserve totaled R$ 362,819 (R$ 240,127 as of December 31, 2024). This reserve may be used to increase capital or to absorb losses but may not be distributed as dividends.

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

The investments reserve is free of distribution restrictions and totaled R$ 7,299,584 as of December 31, 2025 (R$ 7,746,973 as of December 31, 2024).

g. Accumulated other comprehensive income

(i)	Gains and losses on the hedging instruments of exchange rate related to firm commitment and highly probable transactions designated as cash flows hedges are recognized in equity as “Accumulated other comprehensive income”. Gains and losses are reclassified to initial cost of non-financial assets recognized in the statement of income at the moment of paid-off of the hedge instrument.
(ii)	The variation in exchange rates on assets, liabilities and profit or loss of foreign associates with a functional currency different from the functional currency of the Company and its own management is recognized directly in equity. This cumulative effect is reflected in profit or loss as a gain or loss only in case of disposal or write-off of the investment.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

(iii)	Actuarial gains and losses relating to post-employment benefits, calculated based on a valuation conducted by an independent actuary, are recognized in equity under the heading “Accumulated other comprehensive income”. Gains and losses recorded in equity are not reclassified to profit or loss in subsequent periods.
(iv)	The Company also recognizes in this line item the effect of changes in the non-controlling interest in subsidiaries that do not result in loss of control. This amount corresponds to the difference between the amount by which the non-controlling interest was adjusted and the fair value of the consideration received or paid and represents a transaction with shareholders.

Balance and changes in Accumulated other comprehensive income of the Company are as follows:

	Fair value of cash flow hedging instruments (i)	Fair value of financial investments (ii)	Cumulative translation adjustments of associates	Actuarial gain/(loss) of post-employment benefits (iii)	Non-controlling shareholders interest change (iv)	Others	Total
As of December 31, 2022	‐	-	-	(18,142)	197,369	747	179,974
Changes in fair value of financial instruments	(11,375)			‐	‐	284	(11,091)
IRPJ and CSLL on fair value	3,691			‐	‐	‐	3,691
Actuarial gains of own and subsidiaries’ post-employment benefits	‐			(28,710)	‐	‐	(28,710)
IRPJ and CSLL on actuarial gains	‐			10,244	‐	‐	10,244
As of December 31, 2023	(7,684)	‐	‐	(36,608)	197,369	1,031	154,108
Changes in fair value of financial instruments	12,186	‐	‐	‐	‐	52	12,238
IRPJ and CSLL on fair value	(3,691)	‐	‐	‐	‐	‐	(3,691)
Actuarial gains of own and subsidiaries’ post-employment benefits	‐	‐	‐	24,587	‐	‐	24,587
IRPJ and CSLL on actuarial gains	‐	‐	‐	(9,164)	‐	‐	(9,164)
Currency translation adjustment of foreign associates	‐	‐	36,134	‐	‐	‐	36,134
As of December 31, 2024	811	‐	36,134	(21,185)	197,369	1,083	214,212
Changes in fair value of financial instruments	-	‐	66,843	‐	‐	(1,317)	65,526
Actuarial gains of own and subsidiaries’ post-employment benefits	‐	‐	‐	253	‐	‐	253
IRPJ and CSLL on actuarial gains	‐	‐	‐	843	‐	‐	843
Currency translation adjustment of foreign associates	‐	‐	(57,479)	‐	‐	‐	(57,479)
As of December 31, 2025	811	‐	45,948	(20,089)	197,369	(234)	223,355

h. Allocation of income for the year

On August 9, 2023, the distribution of interim dividends, attributed to the mandatory minimum dividend, of R$ 273,798 (R$ 0.25 - per share) was approved, and the payment was made from August 25, 2023 onwards. On February 28, 2024, the Board of Directors approved and on April 17, 2024 the Ordinary General Shareholders’ Meeting ratified the payment of the Company’s additional dividends to the Company's minimum mandatory dividends related to 2023 in the amount of R$ 134,031. The proposed dividends payable for the year 2023, the amount of which as of December 31, 2023 totaled R$ 439,684 (R$ 0.40 - per share), were approved by the Board of Directors on February 28, 2024 and were paid from March15, 2024 onwards.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

On February 26, 2025, the Board of Directors approved the distribution of dividends for the year 2024 in the amount of R$ 493,301 (R$ 0.45 per share), paid on March 14, 2025, without remuneration or monetary variation. Of this amount, R$ 285,180 (R$0.26 per share) refer to minimum mandatory dividends and R$ 208,121 (R$0.19 per share) to additional dividends to the minimum mandatory dividends. The distribution of dividends was ratified by the shareholders at the Ordinary and Extraordinary General Meeting on April 16, 2025.

On August 13, 2025, the Board of Directors approved the distribution of interim dividends in the amount of R$ 326,005 (R$ 0.30 per share), paid as from August 29, 2025, without remuneration or monetary variation. On December 1, 2025, the Board of Directors approved the distribution of interim dividends in the amount of R$ 1,087,308 (R$ 1.00 per share), paid as from December 16, 2025, without remuneration or monetary variation. Of the total dividends distributed for the year 2025, R$ 582,790 refer to minimum mandatory dividends and R$ 830,523 refer to additional dividends to the minimum mandatory dividends.

The management's proposal for the allocation of net income for 2025 and for distribution of dividends is as follows:

Allocation of net income	12/31/2025	12/31/2024	12/31/2023
Net income for the year attributable to shareholders of Ultrapar	2,453,853	2,362,740	2,439,795
Legal reserve (5% of the net income)	(122,692)	(118,137)	(121,990)
Adjusted net income (basis for dividends)	2,331,161	2,244,603	2,317,805
Minimum mandatory dividends for the year (25% of the adjusted net income)	582,790	561,151	579,451
Interim dividends already distributed (R$ 0.30 per share in 2025, R$ 0.25 per share in 2024 and 2023)	(326,005)	(275,971)	(273,798)
Interim dividends already distributed (R$ 1.00 per share)	(1,087,308)	-	-
Additional dividends to the minimum mandatory dividends	830,523	208,121	134,031
Balance of proposed dividends payable (R$ 0.45 per share in 2024 and R$ 0.40 per share in 2023)	-	493,301	439,684

Allocation of dividends
Minimum mandatory dividends for the year (25% of the adjusted net income)	582,790	561,151	579,451
Additional dividends to the minimum mandatory dividends	830,523	208,121	134,031
Total amount of dividends distributed	1,413,313	769,272	713,482

Allocation of net income
Legal reserve (5% of the net income)	122,692	118,137	121,990
Statutory reserve	917,848	1,475,331	1,604,323
Minimum mandatory dividends for the year (25% of the adjusted net income)	582,790	561,151	579,451
Additional dividends to the minimum mandatory dividends	830,523	208,121	134,031
Total distribution of net income for the year attributable to shareholders of Ultrapar	2,453,853	2,362,740	2,439,795

Changes in dividends payable are as follows:

Balance as of December 31, 2022	48,525
Provisions	688,189
Prescribed dividends	(2,048)
Payments	(400,025)
Balance as of December 31, 2023	334,641
Dividends payable	829,857
Dividends prescribed	(3,369)
Payments	(833,658)
Balance as of December 31, 2024	327,471
Provisions	1,867,734
Payments	(2,172,132)
Balance as of December 31, 2025	23,073
F-65

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

21. Costs, expenses and other operating results by nature

The Company presents its results by nature in the statement of income and details below its costs, expenses and other operating results by nature:

	2025	2024	2023
Raw materials and materials for use and consumption	(129,898,055)	(121,796,193)	(114,657,376)
Personnel expenses	(2,863,673)	(2,591,309)	(2,335,738)
Freight and storage	(1,200,420)	(1,276,230)	(1,378,054)
Depreciation and amortization	(1,219,034)	(900,673)	(840,377)
Services provided by third parties	(947,407)	(794,155)	(662,542)
Purchase of electricity (a)	(654,289)	(171,183)	-
Decarbonization obligation (b)	(370,823)	(584,371)	(740,298)
Amortization of right-of-use assets	(367,129)	(312,060)	(305,900)
Advertising and marketing	(231,779)	(221,344)	(235,167)
Bonuses and commissions	(159,200)	(122,436)	(136,090)
Taxes and fees	(128,071)	(60,411)	(105,577)
Other expenses and income, net (c)	616,538	232,741	(207,600)
Total	(137,423,342)	(128,597,624)	(121,604,719)
Classified as:
Cost of products and services sold	(133,010,699)	(123,811,893)	(116,730,469)
Selling and marketing	(2,517,894)	(2,499,547)	(2,253,226)
General and administrative	(2,249,413)	(1,872,092)	(2,018,159)
Other operating income (expenses), net (c)	354,664	(414,092)	(602,865)
Total	(137,423,342)	(128,597,624)	(121,604,719)

(a)	Refers to the purchase of electricity of subsidiary Ultragaz Comercializadora, acquired by Ultragaz in 2024. For further information, see Note 27.c.
(b)	Refers to the obligation established by the RenovaBio program to meet decarbonization targets for the gas and oil sector. The amounts are presented in Other operating income (expenses), net.
(c)	Include extemporaneous credits recognized in the year 2025 of R$ 672,572, see Note 7.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

22. Financial result

	2025	2024	2023
Financial income:
Interest on financial investments	731,698	514,460	518,607
Interest from customers	168,348	173,184	127,562
Update of subscription warrants (see Note 19)	‐	31,657	‐
Selic interest on PIS/COFINS credits (a)	636,946	57,839	132,257
Other finance income	43,850	103,934	102,458
	1,580,842	881,074	880,884
Financial expenses:
Interest on loans, financing and financial instruments	(2,254,249)	(1,235,748)	(1,482,183)
Interest on leases payable	(153,247)	(133,767)	(143,005)
Update of subscription warrants (see Note 19)	(14,317)	‐	(45,084)
Bank charges, financial transactions tax, and other taxes	(151,987)	(151,518)	(156,481)
Foreign exchange variations, net of gain (loss) on derivative financial instruments	(81,131)	(280,861)	38,161
Update of provisions and other expenses	(93,265)	(11,114)	(91,422)
	(2,748,196)	(1,813,008)	(1,880,014)
Total	(1,167,354)	(931,934)	(999,130)

(a)	Include the result of financial income arising from extemporaneous credits recognized in the year 2025 of R$ 480,318, see Note 7.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

23. Earnings per share

The table below presents a reconciliation of numerators and denominators used in computing earnings per share. The Company has a stock plan and subscription warrants, as mentioned in Notes 8.d and 19, respectively.

	2025
	Continuing Operations	Discontinued Operations	Total	2024	2023
Basic earnings per share
Net income for the year of the Company	2,575,006	(121,153)	2,453,853	2,362,740	2,439,795
Weighted average number of shares outstanding (in thousands)	1,071,727	1,071,727	1,071,727	1,102,130	1,095,469
Basic earnings per share - R$	2.4027	(0.1130)	2.2896	2.1438	2.2272
Diluted earnings per share
Net income for the year of the Company	2,575,006	(121,153)	2,453,853	2,362,740	2,439,795
Weighted average number of outstanding shares (in thousands), including dilution effects	1,095,126	1,095,126	1,095,126	1,117,595	1,104,942
Diluted earnings per share - R$	2.3513	(0.1106)	2.2407	2.1141	2.2081
Weighted average number of shares (in thousands)
Weighted average number of shares for basic earnings per share	‐	‐	1,071,727	1,102,130	1,095,469
Dilution effect
Subscription warrants	‐	‐	2,816	3,051	3,334
Stock plan	‐	‐	20,583	12,414	6,139
Weighted average number of shares for diluted earnings per share	‐	‐	1,095,126	1,117,595	1,104,942

Earnings per share were adjusted retrospectively by the issuance of 3,266,694 (2,629,311 in 2024 and 2,613,452 in 2023) common shares due to the partial exercise of the rights conferred by the subscription warrants disclosed in Note 19.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

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

Ultracargo	Operates in specialized liquid bulk storage solutions in the main logistics centers of Brazil.
Hidrovias (1)	Operations in logistics solutions and waterway and multimodal infrastructure, in Brazil and abroad.

(1)	As of May 2025, through the acquisition of control according to Note 27.b, the Company began to report Hidrovias as a new operating segment.

a. Geographic area information

The subsidiaries generate revenue from operations in Brazil, as well as from exports of products and services to foreign customers, as disclosed below:

	2025	2024	2023
Net revenue from sales and services:
Brazil	139,822,732	132,311,614	124,400,378
Europe	267,352	50,717	202,665
United States of America and Canada	729,467	681,136	1,084,594
Other Latin American countries	527,285	202,949	204,306
Oceania	768,434	‐
Others	254,270	252,497	156,758
Total	142,369,540	133,498,913	126,048,701

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

b. Financial information related to segments

The main financial information of each of the continuing operations of the Company’s segments is as follows.

12/31/2025
Profit or loss	Ipiranga	Ultragaz	Ultracargo	Hidrovias (3)	Others (1) (2)	Subtotal Segments	Eliminations	Total

Net revenue from sales and services	127,632,935	12,313,710	1,020,908	1,562,214	9,081	142,538,848	(169,308)	142,369,540
Transactions with third parties	127,632,761	12,312,469	861,193	1,562,214	903	142,369,540	‐	142,369,540
Intersegment transactions	174	1,241	159,715	‐	8,178	169,308	(169,308)	‐
Cost of products and services sold	(121,937,313)	(9,838,452)	(443,085)	(951,780)	‐	(133,170,630)	159,931	(133,010,699)
Gross profit	5,695,622	2,475,258	577,823	610,434	9,081	9,368,218	(9,377)	9,358,841
Operating income (expenses)
Selling and marketing	(1,878,042)	(635,926)	(9,148)	(1,777)	‐	(2,524,893)	6,999	(2,517,894)
General and administrative	(1,146,699)	(417,749)	(157,428)	(265,500)	(269,664)	(2,257,040)	7,627	(2,249,413)
Gain (loss) on disposal of assets	141,782	(62,924)	(465)	21,088	89	99,570	‐	99,570
Other operating income (expenses), net	340,822	15,279	6,963	(60,278)	51,878	354,664	‐	354,664
Operating income (loss)	3,153,485	1,373,938	417,745	303,967	(208,616)	5,040,519	5,249	5,045,768
Share of profit (loss) of subsidiaries, joint ventures and associates	(12,066)	514	2,840	(69,646)	(77,641)	(155,999)	‐	(155,999)
Amortization of fair value adjustments on associates acquisition	‐	‐	(1,611)	‐	‐	(1,611)	‐	(1,611
Gain on acquisition of control of associate	‐	‐	‐	91,105	‐	91,105	‐	91,105
Total share of profit (loss) of subsidiaries, joint ventures and associates	(12,066)	514	1,229	21,459	(77,641)	(66,505)	‐	(66,505)
Income (loss) before financial result and income and social contribution taxes	3,141,419	1,374,452	418,974	325,426	(286,257)	4,974,014	5,249	4,979,263
Depreciation and amortization (a)	450,684	333,568	130,889	274,928	17,905	1,207,974	(5,906)	1,202,068
Amortization of contractual assets with customers - exclusivity rights	469,765	1	‐	‐	‐	469,766	‐	469,766
Amortization of right-of-use assets	214,700	84,473	33,574	31,429	2,953	367,129	‐	367,129
Amortization of fair value adjustments on associates acquisition	‐	‐	1,611	‐	‐	1,611	‐	1,611
Total depreciation and amortization	1,135,149	418,042	166,074	306,357	20,858	2,046,480	(5,906)	2,040,574

(a)	The amount is net of PIS and COFINS on depreciation in the amount of R$ 16,967.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

12/31/2024
Profit or loss	Ipiranga	Ultragaz	Ultracargo	Others (1) (2)	Subtotal Segments	Eliminations	Total

Net revenue from sales and services	121,336,232	11,288,418	1,075,558	8,691	133,708,899	(209,986)	133,498,913
Transactions with third parties	121,335,586	11,287,337	875,997	(7)	133,498,913	‐	133,498,913
Intersegment transactions	646	1,081	199,561	8,698	209,986	(209,986)	‐
Cost of products and services sold	(114,730,458)	(8,895,244)	(386,568)	‐	(124,012,270)	200,377	(123,811,893)
Gross profit	6,605,774	2,393,174	688,990	8,691	9,696,629	(9,609)	9,687,020
Operating income (expenses)
Selling and marketing	(1,886,281)	(606,609)	(10,723)	(11)	(2,503,624)	4,077	(2,499,547)
General and administrative	(1,132,913)	(344,060)	(176,687)	(230,068)	(1,883,728)	11,636	(1,872,092)
Gain (loss) on disposal of assets	167,657	4,134	(24)	70	171,837	‐	171,837
Other operating income (expenses), net	(512,714)	82,552	13,692	2,378	(414,092)	‐	(414,092)
Operating income (loss)	3,241,523	1,529,191	515,248	(218,940)	5,067,022	6,104	5,073,126
Share of profit (loss) of subsidiaries, joint ventures and associates	(8,654)	578	3,433	(122,539)	(127,182)	‐	(127,182)
Amortization of fair value adjustments on associates acquisition	‐	‐	(2,493)	‐	(2,493)	‐	(2,493
Total share of profit (loss) of subsidiaries, joint ventures and associates	(8,654)	578	940	(122,539)	(129,675)	‐	(129,675)
Income (loss) before financial result and income and social contribution taxes	3,232,869	1,529,769	516,188	(341,479)	4,937,347	6,104	4,943,451
Depreciation and amortization (a)	444,924	284,153	118,559	19,451	867,087	(5,953)	861,134
Amortization of contractual assets with customers - exclusivity rights	553,840	1,243	‐	‐	555,083	‐	555,083
Amortization of right-of-use assets	213,092	66,081	29,998	2,889	312,060	‐	312,060
Amortization of fair value adjustments on associates acquisition	‐	‐	2,493	‐	2,493	‐	2,493
Total depreciation and amortization	1,211,856	351,477	151,050	22,340	1,736,723	(5,953)	1,730,770

(a)	The amount is net of PIS and COFINS on depreciation in the amount of R$ 39,539.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

12/31/2023
Profit or loss	Ipiranga (Restated) (3)	Ultragaz	Ultracargo	Others (1) (2) (Restated) (4)	Subtotal Segments	Eliminations	Total

Net revenue from sales and services	114,551,830	10,670,793	1,015,564	14,308	126,252,495	(203,794)	126,048,701
Transactions with third parties	114,551,827	10,669,365	815,249	12,260	126,048,701	‐	126,048,701
Intersegment transactions	3	1,428	200,315	2,048	203,794	(203,794)	‐
Cost of products and services sold	(108,074,324)	(8,485,215)	(355,798)	‐	(116,915,337)	184,868	(116,730,469)
Gross profit	6,477,506	2,185,578	659,766	14,308	9,337,158	(18,926)	9,318,232
Operating income (expenses)
Selling and marketing	(1,615,178)	(626,554)	(11,395)	(99)	(2,253,226)	‐	(2,253,226)
General and administrative	(1,318,092)	(298,171)	(167,344)	(253,478)	(2,037,085)	18,926	(2,018,159)
Results from disposal of property, plant and equipment and intangible assets	170,604	13,199	103	(2,915)	180,991	(59,056)	121,935
Other operating income (expenses), net	(657,376)	20,191	2,335	31,985	(602,865)	‐	(602,865)
Operating income (loss)	3,057,464	1,294,243	483,465	(210,199)	4,624,973	(59,056)	4,565,917
Share of profit (loss) of subsidiaries, joint ventures and associates	(7,508)	26	11,764	7,626	11,908	‐	11,908
Income (loss) before financial result and income and social contribution taxes	3,049,956	1,294,269	495,229	(202,573)	4,636,881	(59,056)	4,577,825
Depreciation and amortization (a)	429,809	291,462	105,274	14,324	840,869	(492)	840,377
Amortization of contractual assets with customers - exclusivity rights	606,036	1,410	‐	‐	607,446	‐	607,446
Amortization of right-of-use assets	211,934	61,124	30,454	2,388	305,900	‐	305,900
Total depreciation and amortization	1,247,779	353,996	135,728	16,712	1,754,215	(492)	1,753,723

(a)	The amount is net of PIS and COFINS on depreciation in the amount of R$ 8,517.
(1)	Includes in the line “General and administrative and Revenue from sale of goods” the amount of R$ 209,697 in 2025 (R$ 172,242 in 2024 and R$ 167,929 in 2023) of expenses related to Ultrapar's holding structure.
(2)	The “Others” column refers to the parent Ultrapar and subsidiaries Imaven, Ultrapar International, UVC Investimentos, Eaí Clube Automobilista and share of profit (loss) of joint venture RPR and of Hidrovias while associate.
(3)	The “Hidrovias” segment is composed of Hidrovias (HBSA3), which became consolidated in May 2025, and its parent company Ultra Logística, direct subsidiary of Ultrapar, and therefore, the reported numbers may contain differences with the numbers reported by Hidrovias (HBSA3).
(4)	Refers to a change on the corporate structure which the companies Eaí and Millenium became part of Ipiranga consolidated, being restated in 2023 for comparability purposes.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

c. Assets by segment

12/31/2025
Assets	Ipiranga	Ultragaz	Ultracargo	Hidrovias (1)	Others (2)	Subtotal Segments	Total
Investments	102,837	4,092	238,607	135,973	39,872	521,381	521,381
Property, plant and equipment	3,428,819	1,667,025	2,596,271	4,340,526	134,456	12,167,097	12,167,097
Intangible assets	1,277,871	274,971	286,219	1,201,198	276,219	3,316,478	3,316,478
Right-of-use assets	826,598	187,116	620,628	288,733	5,619	1,928,694	1,928,694
Other current and non-current assets	21,191,237	3,563,356	447,929	2,351,670	3,861,152	31,415,344	31,415,344
Total assets (excluding intersegment transactions)	26,827,362	5,696,560	4,189,654	8,318,100	4,317,318	49,348,994	49,348,994

12/31/2024
Assets	Ipiranga	Ultragaz	Ultracargo	Others (2)	Subtotal Segments	Total
Investments	146,450	1,042	216,134	1,785,007	2,148,633	2,148,633
Property, plant and equipment	3,282,469	1,566,376	2,157,663	129,458	7,135,966	7,135,966
Intangible assets	1,017,405	333,652	283,598	273,675	1,908,330	1,908,330
Right-of-use assets	911,783	152,024	599,853	7,664	1,671,324	1,671,324
Other current and non-current assets	20,944,583	2,156,708	393,368	3,199,162	26,693,821	26,693,821
Total assets (excluding intersegment transactions)	26,302,690	4,209,802	3,650,616	5,394,966	39,558,074	39,558,074

(1)	The “Hidrovias” column is composed of Hidrovias and its parent company Ultra Logística, a direct subsidiary of Ultrapar, which is not part of Hidrovias segment, and therefore, the reported numbers may contain differences with the numbers reported by Hidrovias.
(2)	The “Others” column refers to the parent Ultrapar and subsidiaries Imaven, Ultrapar International, UVC Investimentos, Eaí Clube Automobilista and share of profit (loss) of joint venture RPR.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

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
(c)	Level 3 - inputs for assets or liabilities that are not based on observable market variables (unobservable inputs).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

		Level	Carrying value		Carrying value	Fair value
12/31/2025	Note		Measured at fair value through profit or loss	Measured at amortized cost	Total
Financial assets:
Cash and cash equivalents
Cash and banks	4.a		‐	842,295	842,295	842,295
Securities and funds in local currency	4.a	Level 2	515,456	1,107,452	1,622,908	1,622,908
Securities and funds in foreign currency	4.a		‐	709,922	709,922	709,922
Financial investments
Securities and funds in local currency	4.b	Level 2	3,188,963	122,622	3,311,585	3,311,585
Securities and funds in foreign currency	4.b		‐	2,921,770	2,921,770	2,921,770
Derivative financial instruments
Financial	26.f	Level 2	777,064	‐	777,064	777,064
Operational	26.f	Level 2	123,253	‐	123,253	123,253
Energy trading futures contracts	26.h	Level 2	1,095,362	‐	1,095,362	1,095,362
Trade receivables	5.a		‐	4,089,708	4,089,708	4,089,708
Reseller financing	5.a		‐	1,508,373	1,508,373	1,508,373
Related parties	8		‐	105,196	105,196	105,196
Other receivables and other assets			‐	469,109	469,109	469,109

Total			5,700,098	11,876,447	17,576,545	17,576,545

Financial liabilities:
Financing and debentures	15.a	Level 2	9,713,213	10,380,048	20,093,261	20,020,048
Derivative financial instruments
Financial	26.f	Level 2	501,148	‐	501,148	501,148
Operational	26.f	Level 2	79,767	‐	79,767	79,767
Energy trading futures contracts	26.h	Level 2	734,873	‐	734,873	734,873
Trade payables	16.a		‐	4,643,344	4,643,344	4,643,344
Trade payables - reverse factoring			-	3,785	3,785	3,785
Subscription warrants – indemnification	19	Level 1	53,911	‐	53,911	53,911
Financial liabilities of customers			‐	74,326	74,326	74,326
Contingent consideration			‐	74,760	74,760	74,760
Related parties	8		‐	2,875	2,875	2,875
Other payables			‐	957,148	957,148	957,148
Total			11,082,912	16,136,286	27,219,198	27,145,985

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

		Level	Carrying value		Carrying value	Fair value
12/31/2024	Note		Measured at fair value through profit or loss	Measured at amortized cost	Total
Financial assets:
Cash and cash equivalents
Cash and banks	4.a		‐	405,840	405,840	405,840
Securities and funds in local currency	4.a		‐	1,286,152	1,286,152	1,286,152
Securities and funds in foreign currency	4.a		‐	379,601	379,601	379,601
Financial investments
Securities and funds in local currency	4.b	Level 2	2,271,979	‐	2,271,979	2,271,979
Securities and funds in foreign currency	4.b		‐	2,854,126	2,854,126	2,854,126
Derivative financial instruments
Financial	26.f	Level 2	825,783	‐	825,783	825,783
Operational	26.f	Level 2	8,203	‐	8,203	8,203
Energy trading futures contracts	26.h	Level 2	404,695	‐	404,695	404,695
Trade receivables	5.a		‐	3,913,004	3,913,004	3,913,004
Reseller financing	5.a		‐	1,404,883	1,404,883	1,404,883
Related parties	8		‐	416	416	416
Other receivables and other assets	-		‐	386,853	386,853	386,853
Total			3,510,660	10,630,875	14,141,535	14,141,535

Financial liabilities:
Financing and debentures	15.a	Level 2	5,553,796	8,306,714	13,860,510	13,600,251
Derivative financial instruments
Financial	26.f	Level 2	419,842	‐	419,842	419,842
Operational	26.f	Level 2	21,758	‐	21,758	21,758
Energy trading futures contracts	26.h	Level 2	114,776	‐	114,776	114,776
Trade payables	16.a	-	-	3,518,385	3,518,385	3,518,385
Trade payables - reverse factoring	16.b	-	‐	1,014,504	1,014,504	1,014,504
Subscription warrants – indemnification	19	Level 1	47,745	‐	47,745	47,745
Financial liabilities of customers	-	-	‐	180,225	180,225	180,225
Contingent consideration	28.a	-	42,186	52,988	95,174	95,174
Other payables	-	-	‐	171,520	171,520	171,520
Total			6,200,103	13,244,336	19,444,439	19,184,180

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

The fair value of financial instruments measured at Level 2 is described below:

Securities and funds in local currency: Estimated at the fund unit value as of the date of the financial statements, which corresponds to their fair value.

Derivative instruments: Estimated based on the US dollar futures contracts and the future curves of the DI x fixed rate and DI x IPCA contracts, quoted on B3 on the closing date.

Energy trading futures contracts: The fair value considers: (i) the prices established in recent purchases and sales; and (ii) the market price projected in the availability period. Whenever the fair value at initial recognition differs from the transaction price for these contracts, a gain or loss is recognized.

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
For the year ended December 31, 2025

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

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

The assets and liabilities exposed to foreign currency, translated to Reais, and/or exposed to floating interest rates are shown below:

			Exchange rate			Interest rate
	Note	Currency	12/31/2025	12/31/2024	Currency	12/31/2025	12/31/2024
Assets
Cash, cash equivalents, and financial investments	4.a	USD	4,041,383	3,428,520	DI	3,149,064	3,558,131
Trade receivables, net of allowance for expected credit losses	5.a	USD	136,800	27,393	-	‐	‐
Other assets in foreign currency	-	USD	35,366	21,028	-	‐	‐
			4,213,549	3,476,941		3,149,064	3,558,131
Liabilities
Loans, financing and debentures (1)	15.a	USD/ EUR/ JPY	(9,953,946)	(6,681,657)	DI	(5,210,374)	(3,515,010)
Loans – FINEP	15.a		‐	‐	TJLP	(27,249)	(679)
Foreign suppliers (2)	16.a	USD	(1,882,109)	(842,319)	-	‐	‐
Other liabilities in foreign currency	-	USD	(3,049)	(41,298)	‐	‐	‐
			(11,839,104)	(7,565,274)		(5,237,623)	(3,515,689)
Derivative instruments	26.f	USD / EUR / JPY	7,827,902	3,470,855	DI	(11,211,803)	(6,380,131)
			202,347	(617,478)		(13,300,362)	(6,337,689)
Net liability position - equity			318,867	‐		‐	‐
Net liability position - profit or loss			(116,520)	(617,478)		(13,300,362)	(6,337,689)

(1)	Gross transaction costs of R$ 24,546 (R$ 7,807 as of December 31, 2024 and R$ 10,116 as of December 31, 2023), discount on notes in the foreign market of R$ 3,355 (R$ 5,246 as of December 31, 2024 and R$ 8,107 as of December 31, 2023), and amortization of fair value adjustment of R$ 78,431.
(2)	Net balance of imports in progress in the amount of R$ 172,030 as of December 31, 2025 and R$ 93,821 as of December 31,2024.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

Sensitivity analysis with devaluation of the Real and interest rate increase

	Exchange rate - Real devaluation (i)	Interest rate increase (ii)
Effect on profit or loss	(4,236)	143,643
Effect on equity	11,591	‐
Total	7,355	143,643

(i)	The average U.S. dollar rate of R$ 5.7024 was used for the sensitivity analysis, based on future market curves as of December 31, 2025 on the net position of the Company exposed to the currency risk, simulating the effects of devaluation of the Real on profit or loss. The closing rate considered was R$ 5.5024. The table above shows the effects of the exchange rate changes on the net asset position of R$ 202,347 (or US$ 36,774 using the closing rate) in foreign currency as of December 31, 2025.
(ii)

For the probable scenario presented, the Company used as a base scenario the market curves affected by the Interbank Deposit (DI) rate and the Long-Term Interest Rate (TJLP). The sensitivity analysis shows the incremental expenses and income that would be recognized in financial result, if the market curves of floating interest at the base date were applied to the average balances of the current year. The annual base rate used was 14.90% and the sensitivity rate was 13.82% according to reference rates made available by B3.

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

Derivative	Fair value (R$ thousand)		Possible scenario (∆ of 10% - R$ thousand)
	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Commodity forward	51,189	(7,707)	(1,811)	(12,430)

(1)	The table above shows the positions of derivative financial instruments to hedge commodity price risk as of December 31, 2025 and December 31, 2024, in addition to a sensitivity analysis considering a valuation of 10% of the closing price for each year. For further information, see Note 25.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

c. Credit risk

Credit risk is related to the possibility of non-compliance with a commitment by a counterparty in a transaction. Credit risk is managed strategically and arises from cash equivalents, financial investments, derivative financial instruments and trade receivables, among others.

c.1 Financial institutions and government

The credit risk of financial institutions and governments related to cash and cash equivalents, financial investments and derivative financial instruments as of December 31, 2025, by counterparty rating, is summarized below:

	Fair value
Counterparty credit rating	12/31/2025	12/31/2024
AAA	9,893,391	7,557,385
AA	353,060	305,686
A	7,855	3,668
Others	54,491	162,338
Total	10,308,797	8,029,077

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

The Company and its subsidiaries have sufficient working capital and sources of financing to meet their current needs. As of December 31, 2025, the Company and its subsidiaries had R$ 7,026,883 in cash, cash equivalents, and short-term financial investments (for quantitative information, see Note 4).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

The table below presents a summary of financial liabilities and leases payable as of December 31, 2025 by the Company and its subsidiaries, listed by maturity. The amounts presented are the contractual undiscounted cash flows, and may differ from the amounts disclosed in the statement of financial position:

	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
Loans including future contractual interest (1) (2)	5,563,733	11,266,427	5,350,190	4,043,614	26,223,964
Derivative instruments (3)	545,582	447,029	151,734	241,441	1,385,786
Trade payables	4,643,344	‐	‐	‐	4,643,344
Trade payables - reverse factoring	3,785	‐	‐	‐	3,785
Leases payable	483,696	604,451	393,278	1,246,359	2,727,784
Financial liabilities of customers	63,882	14,258	‐	‐	78,140
Other payables	127,228	3,142	‐	‐	130,370
	11,431,250	12,335,307	5,895,202	5,531,414	35,193,173

(1)	The interest on loans was estimated based on the US dollar, Euro at closing and on the future yield curves of the DI x fixed rate and DI x IPCA contracts, quoted on B3 ad BACEN as of December 31, 2025.
(2)	Includes estimated interest on short-term and long-term loans until the contractually foreseen payment date.
(3)	The derivative instruments were estimated based on the US dollar futures contracts and the future curves of the DI x fixed rate and DI x IPCA contracts, quoted on B3 as of December 31, 2025. In the table above, only the derivative instruments with negative results at the time of settlement were considered.

e. Capital management

The Company manages and optimizes its capital structure based on indicators to ensure business continuity while maximizing return to its shareholders.

Capital structure is comprised of net debt (loans, financing and debentures according to Note 15 and leases payable according to Note 12.b after deduction of cash, cash equivalents and financial investments according to Note 4), and the “financial” derivative financial instruments, assets and liabilities, according to Note 25 Classes and categories of financial instruments and their fair values, and equity.

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

The leverage ratio at the end of the year is as follows:

	12/31/2025	12/31/2024
Gross debt and lease payable (a)	21,832,894	15,345,662
Cash, cash equivalents, and short-term investments (b)	9,408,480	7,197,699
Financial instruments (c)	275,916	405,941
Net debt = (a) - (b) - (c)	12,148,498	7,742,022
Equity	17,730,617	15,823,444
Net debt-to-equity ratio	68.52%	48.93%

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
For the year ended December 31, 2025

The table below summarizes the gross balance of the position of derivative instruments contracted as well as of the gains (losses) that affect the equity and the statement of income of the Company and its subsidiaries:

Derivatives designated as hedge accounting
Product	Contracted rates		Maturity	Notional amount (2)	Fair value as of 12/31/2025		Gains (losses) as of 12/31/2025
	Assets	Liabilities		12/31/2025	Assets	Liabilities	Profit or loss	Fair value adjustment of debt
Foreign exchange swap (1)	USD + 4.9%	103.5% DI	Feb/29	USD 459,863	759	(113,093)	(249,486)	44,536
Foreign exchange swap (1)	EUR + 3.0%	104.4% DI	Feb/37	EUR 77,535	15,833	(27,803)	(59,455)	2,035
Foreign exchange swap (1)	JPY + 1.5%	109.4% DI	Mar/25	JPY 12,564,393	‐	‐	(30,066)	(323)
Foreign exchange swap (1)	SOFR + 0.9%	103.5% DI	Feb/29	USD 302,627	2,953	(54,511)	(83,256)	934
Interest rate swap (1)	IPCA + 5.3%	103.8% DI	Oct/35	BRL 2,655,355	367,790	‐	99,994	(141,399)
Interest rate swap (1)	IPCA + 3.0%	69.9% DI	Nov/41	BRL 358,871	3,765	(15,143)	(11,729)	44,373
Interest rate swap (1)	12.8%	104.7% DI	Apr/40	BRL 1,048,881	1,572	(20,605)	18,159	(55,310)
Commodity forward (1)	BRL	Heating Oil/ RBOB	Mar/26	USD 548,628	63,293	(52,819)	13,709	‐
NDF (1)	BRL	USD	Mar/26	USD 206,491	6,986	(14,690)	13,999	‐
				Total - designated	462,951	(298,664)	(288,131)	(105,154)
Derivatives not designated as hedge accounting
Foreign exchange swap	USD	52.5% CDI	Jun/29	USD 300,000	378,422	‐	(198,583)	‐
Foreign exchange swap	USD + 5.0%	CDI + 1.6%	Feb/31	USD 50,000	‐	(11,798)	(28,124)	‐
Interest rate swap	IPCA + 6.0%	92.4% DI	Oct/28	USD 380,000	2,728	-	(13,575)	‐
NDF	USD	BRL	Mar/26	USD 244,037	3,242	(31,480)	(115,774)	‐
Commodity forward	BRL	Heating Oil/ RBOB	Nov/26	USD 98,504	52,974	(12,259)	5,090	‐
Interest rate swap	USD + 5.3%	CDI - 1.4%	Jun/29	USD 300,000	‐	(226,714)	(26,070)	‐
				Total - not designated	437,366	(282,251)	(377,036)	‐
				Total	900,317	(580,915)	(665,167)	(105,154)
				Current	127,254	(246,064)
				Non-current	773,063	(334,851)

(1)	Derivative financial instruments designated for fair value hedge accounting (see Note 25.g.1).
(2)	Currency as indicated.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

Derivatives designated as hedge accounting
Product	Contracted rates		Maturity	Notional amount (2)	Fair value as of 12/31/2024		Gains (losses) as of 12/31/2024
	Assets	Liabilities		12/31/2024	Assets	Liabilities	Profit or loss	Fair value adjustment of debt
Foreign exchange swap (1)	USD + 3.28%	105.7% DI	Sept/25	USD 206,067	76,649	(3,808)	171,493	5,647
Foreign exchange swap (1)	EUR + 5.16%	109.2% DI	Mar/25	EUR 115,518	76,123	‐	84,875	(1,742)
Foreign exchange swap (1)	JPY + 1.50%	109.4% DI	Mar/25	JPY 12,564,393	‐	(45,826)	47,567	5,294
Foreign exchange swap (1)	SOFR + 1.29%	112.5% DI	Sept/25	USD 4,535	2,114	‐	2,566	(30)
Interest rate swap (1)	IPCA + 5.13%	104.5% DI	Jun/32	BRL 2,660,000	189,156	‐	(345,529)	355,746
Interest rate swap (1)	IPCA + 2.83%	69.5% DI	Nov/41	BRL 151,465	‐	(3,321)	(3,321)	37,511
Interest rate swap (1)	USD + 11.17%	104.3% DI	Jul/27	BRL 525,791	‐	(53,638)	(67,786)	62,628
Commodity forward (1)	USD	Heating Oil/ RBOB	Jan/25	USD 5,753	3,104	(11,869)	(25,309)	‐
NDF (1)	USD	USD	Feb/25	USD 6,853	729	(6,022)	(34,336)	‐
				Total - designated	347,875	(124,484)	(169,780)	465,054
Derivatives not designated as hedge accounting
Foreign exchange swap	USD	52.5% CDI	Jun/29	USD 300,000	465,031	‐	268,734	‐
NDF	USD	BRL	Mar/25	USD 15,425	13,546	(6,501)	42,241	‐
Commodity forward	BRL	Heating Oil/ RBOB	Mar/25	USD 2,422	4,926	(3,867)	53,069	‐
Interest rate swap	USD + 5.25%	CDI -1.4%	Jun/29	USD 300,000	‐	(306,748)	(166,103)	‐
				Total - not designated	483,503	(317,116)	197,941	‐
				Total	831,378	(441,600)	28,161	465,054
				Current	246,084	(74,087)
				Non-current	585,294	(367,513)

(1)	Derivative financial instruments designated for fair value hedge accounting (see Note 25.g.1).
(2)	Currency as indicated.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

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
F-85

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

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

g.1 Fair value hedge

The Company and its subsidiaries use derivative financial instruments such as fair value hedge to mitigate the risk of variations in interest and exchange rates, which affect the amount of contracted debts. As of December 31, 2025, no material ineffectiveness was identified in fair value hedge operations.

g.2 Cash flow hedge

As of December 31, 2025, the Company and its subsidiaries do not have cash flow hedges.

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

Sensitivity analysis – level 2 hierarchy

		12/31/2025			12/31/2024
	Valuation technique	Fair value of energy contracts	Sensitivity of inputs to fair value (a)		Fair value of energy contracts	Sensitivity of inputs to fair value (a)
Financial assets	Discounted cash flow method	1,095,362	10%	1,347,911	404,695	10%	382,794
			-10%	803,892		-10%	404,581

Financial liabilities		734,873	10%	1,007,336	114,776	10%	115,361
			-10%	455,927		-10%	125,715

(a)	This 10% variation scenario represents a fluctuation considered reasonable by the Company, based on the history of negotiations concluded under similar market conditions.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

26. Commitments

a. Contracts

Subsidiary Ultracargo Logística has agreements related to its port facilities in Aratu, Suape, Itaqui and Vila do Conde. Such contracts establish a minimum cargo movement, as shown below:

Port	Minimum movement per year	Maturity

Aratu	900,000 ton.	2042
Suape	250,000 ton.	2027
Suape	400,000 ton.	2029
Aratu	465,403 ton.	2031
Itaqui	1,222,377 m3	2049
Itaqui	371,000 ton.	2041
Vila do Conde	343,625 ton.	2045

If the annual movement is less than the minimum contractual movement, the subsidiary is liable to pay the difference between the effective movement and the minimum contractual movement, based on the port tariff rates in effect on the date established for payment. As of December 31, 2025, these rates were R$ 10.54, R$ 3.77 and R$ 4.23 per ton for Aratu, Suape, Itaqui and R$ 1.77 per m³ for Itaqui. According to contractual conditions and tolerances, as of December 31, 2025, there were no material pending issues regarding the minimum limits of the contract.

Subsidiary Hidrovias has long-term contracts with some of its customers, with minimum volume and tariff requirements pre-agreed and adjusted according to the contract. The performance of a new long-term contract with customers tends to have a significant positive effect on its net revenues, while losing an existing material contract would have the opposite effect.

Hidrovias and its subsidiaries have some long-term contracts in the corridors with the following maturity dates:

Segment	Expiration
South Corridor:	Contract I – Expiration in 2039;
Contract IV - Expiration in 2027;
Contract V – Expiration in 2027;
North Corridor:	Contract I – Expiration in 2031;
Contract II – Expiration in 2029;
Contract III – Expiration in 2027;
Contract IV – Expiration in 2027;
Santos	Contract I – Expiration in 2032;
Contract II – Expiration in 2029;
Contract III – Expiration in 2027.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

27. Acquisition of Interest and Control

a. Acquisition of service stations from Pão de Açúcar Group by subsidiary Millennium

On June 10, 2024, through its subsidiary Centro de Conveniências Millenium Ltda., the Company signed a contract for the acquisition of 49 service stations from Pão de Açúcar Group, located in the state of São Paulo, for R$ 130,000 plus working capital adjustments. CADE approved the transaction on July 22, 2024. On August 13, 2024, R$ 90,000 was paid as an advance.

During the year ended December 31, 2025, the acquisition of 18 out of 49 service stations was completed for a total amount of R$ 46,286, of which R$ 31,086 had previously been paid as an advance.

b. Hidrovias do Brasil S.A.

In 2023, the Company began the process of acquiring an interest in Hidrovias do Brasil S.A. (“Hidrovias”), through the purchase of a 4.99% direct interest and a 4.99% indirect interest, through Total Return Swaps (“TRS”), recognized as financial asset and measured at fair value in accordance with IFRS 9. On March 18, 2024, the Company contributed its direct interest to its subsidiary Ultra Logística Ltda. and settled the TRS. From this date, all transactions have been carried out through subsidiary Ultra Logística Ltda.

On May 7, 2024, subsidiary Ultra Logística completed the purchase of 128,369,488 shares from Hidrovias, which represented 16.88% of its share capital, at a cost of R$ 3.98/share. Also in May 2024, when obtaining sufficient evidence demonstrating its power to exert significant influence on decisions regarding Hidrovias' financial and operational policies, subsidiary Ultra Logística began to recognize its interest in Hidrovias as an investment in an associate with significant influence, in accordance with IAS 28.

Subsequently, throughout the first quarter of 2025, subsidiary Ultra Logística acquired additional shares of Hidrovias through trading on the Stock Exchange (“B3”) in the amount of R$ 7,373. With these acquisitions, Ultra Logística's interest in Hidrovias reached 42.26% of the share capital.

In the second quarter of 2025, Ultra Logística acquired a total of 99,790,131 shares of Hidrovias for R$159,171. Of this amount, 17,103,100 refer to common shares (HBSA3), in the amount of R$ 43,206, and 82,687,031 correspond to subscription rights (HBSA1 and HBSA9), in the amount of R$ 115,965, all linked to the capital increase in Hidrovias.

The acquisition of control occurred in May 2025, with the approval of the capital increase in Hidrovias. On that occasion, the share capital of Hidrovias was increased by R$ 1,200,000 with the issuance of 600,000,000 shares, rising from R$ 1,359,469 (760,382,643 shares) to R$ 2,559,469 (1,360,382,643 shares). Therefore, with the conversion of subscription rights (HBSA1 and HBSA9) into common shares (HBSA3), Ultra Logística now holds 682,252,831 common shares, representing 50.15% of the total share capital of Hidrovias, thus consolidating the acquisition of corporate control.

The Company, based on applicable accounting standards and with the support of a company specialized in valuations, calculated the definitive amounts for the allocation of the Purchase Price Allocation (PPA), with the identification of assets acquired and liabilities assumed measured at fair value and the recognition of the final goodwill in the amount of R$ 341,084. Additionally, the Company does not expect the tax amortization of revaluation of assets and liabilities remeasured at fair value. Therefore, the deferred income tax liability is recognized on the capital gains and losses recorded.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

The table below summarizes the balances of assets acquired and liabilities assumed at the acquisition date recognized at fair value:

Assets
Cash and cash equivalents	1,155,510
Bonds and other securities	1,171
Trade receivables	119,082
Inventories	168,889
Recoverable taxes	198,360
Prepaid expenses	65,607
Related parties	5,825
Other receivables	137,093
Assets of subsidiaries held for sale	736,540
Escrow deposits	67,375
Deferred tax assets	74,730
Other investments	121,710
Property, plant and equipment, net	4,419,200
Intangible assets, net	912,191
Right-of-use asset, net	331,202
Derivative instruments	6,270
Liabilities
Loans and financing	3,331,412
Trade payables	104,490
Salaries and related charges	46,246
Taxes payable, income and social contribution taxes payable	126,869
Deferred tax liabilities	581,271
Legal claims	36,962
Advances from customers	7,365
Leases payable	286,778
Other payables	119,491
Liabilities of subsidiaries held for sale	500,708
Derivative instruments	52,643

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

Goodwill based on expected future profitability	341,084
Non-controlling interests(1)	1,658,270
Assets and liabilities consolidated in the opening balance	2,009,334

Assets acquired	4,273,159
Liabilities assumed	(2,604,909)
Goodwill based on expected future profitability	341,084
Final investment in 50.15% interest	2,009,334

Reversal of the non-cash effect of the acquisition
Gain on acquisition of control of associate	(113,655)
Share of profit (loss) of subsidiaries, joint ventures and associates before acquisition of control	148,518
Acquisition value - cash	2,044,197

Cash and cash equivalents acquired	(1,155,510)
Net cash from transaction	888,687

(1)	The non-controlling interest is determined based on the net value of assets and liabilities on the acquisition date, considering the proportion of 49.85%.

The gain in the acquisition of control of an associate results from the change in its corporate classification, from associate to subsidiary, after a series of acquisitions in stages with the objective of acquiring control. Until then, the investment was accounted for under the equity method, in accordance with IAS 28. With the acquisition of control, assets, liabilities, revenues and expenses are fully consolidated, in accordance with IFRS 10. In line with the provisions of IFRS 3, the previously held interest was measured at fair value on the acquisition date, and the effects of this revaluation were recognized in the investment goodwill, as required by the accounting standard. In view of the various stages of acquisitions of Hidrovias, two revaluation effects were recognized on the investment goodwill, as shown in the table below:

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

Revaluation of investment
Revaluation of investment (from financial asset to associate) - IFRS 9 / IAS 28 (1)	66,267
Revaluation of investment (from associate to subsidiary) - IAS 28 / IFRS 3 (2)	47,388
Gain on acquisition of control of associate	113,655
Write-off of accumulated effects in equity before control - IAS 28 / IFRS 3 (2)	43,717
Total	157,372

(1)	Transition from financial asset to investment in associate, recognized in May 2024 in financial results.
(2)	Transition from investment in associate to investment in subsidiary, recognized in May 2025 under the equity method. Additionally, as provided for in the applicable accounting standard, the accumulated balances in other comprehensive income, recorded since the significant influence was obtained, were fully reversed to profit or loss for the year. The total impact of the transition was R$ 91,105.

After acquiring control of Hidrovias, the Company, through its subsidiary, acquired additional interests. Such acquisitions do not fall within the scope of business combinations for the purposes of price and goodwill allocation. Therefore, the difference between the price paid and the equity value of the shares acquired was recorded in equity, under acquisition of shares from shareholders. Through these additional acquisitions, the interest in Hidrovias on December 31, 2025 was 58.72%.

From the date of acquisition until December 31, 2025, Hidrovias contributed to the Company with net revenue of R$ 1,670,615 and net loss of R$ 112,812. If the acquisition had taken place on January 1, 2025, the Company would have consolidated net revenue of R$ 143,156,825 and net income of R$ 2,488,436.

c. Ultragaz Comercializadora de Energia (formerly WTZ Participações S.A.)

On September 1, 2024, through its subsidiary Cia Ultragaz, the Company acquired 51.7% of the voting capital of Ultragaz Comercializadora (formerly WTZ Participações S.A.), qualifying the transaction as a business combination as defined in IFRS 3 – Business Combinations. This acquisition is in line with Ultragaz's strategy to expand its offering of energy solutions to its customers, leveraging on its capillarity, commercial strength, brand and extensive base of corporate and residential customers.

Ultragaz Comercializadora was founded in 2015 and its main activities are the sale of electric energy in the free market and energy management, with a national presence.

The initial payment, including the capital contribution in the amount of R$ 49,490, totaled R$ 104,490. During the period, amounts relating to contingent consideration were paid, totaling R$ 45,115. The remaining transaction amount of R$ 269 was recorded under “Other payables”. The Company, based on applicable accounting standards and supported by an independent appraisal firm, calculated the definitive amounts for the purchase price allocation as of September 30, 2025, and determined the final goodwill in the amount of R$ 42,260.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

The following table summarizes the consolidated balances of assets acquired and liabilities at the acquisition date, recognized at fair value:

Assets
Cash and cash equivalents	5,399
Trade receivables	33,168
Recoverable taxes	3,036
Prepaid expenses	170
Other receivables	306
Other investments	5
Property, plant and equipment, net	1,684
Intangible assets, net	19,504
Derivative instruments	209,348
Liabilities
Loans and financing	68
Trade payables	27,541
Salaries and related charges	2,211
Taxes payable, income and social contribution taxes payable	80,918
Other payables	3,221
Goodwill based on expected future profitability	42,260
Non-controlling interests	76,633
Assets and liabilities consolidated in the opening balance	124,288
Assets acquired	140,945
Liabilities assumed	58,917
Goodwill based on expected future profitability	42,260
Acquisition value	124,288
Comprised by:
Cash	55,000
Acquisition of ownership interest via capital contribution (as non-controlling interests)	23,904
Contingent consideration settled	45,115
Contingent consideration to be settled	269
Total consideration	124,288
Net cash outflow resulting from acquisition
Initial consideration in cash	55,000
Contingent consideration settled	45,115
Contingent consideration to be settled	269
Cash and cash equivalents acquired	(5,399)
Acquisition value	94,985

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

d. Petrovila Combustíveis S.A

On December 1, 2025, Neodiesel Ltda., indirect subsidiary of Ultrapar Participações S.A., completed the acquisition of 60% of the capital of Petrovila Combustíveis S.A. (“Petrovila”), qualifying the transaction as a business combination as defined in IFRS 3 – Business Combinations.

Petrovila is headquartered in Betim/MG and has a consolidated presence in the state of Minas Gerais, operating in the Transporter-Reseller-Retailer (TRR) segment, carrying out the commercialization and transportation of bulk fuels to end consumers.

The initial payment by capital contribution was R$ 50,000. The remaining amount of R$ 22,199 was recorded under “Other payables” and will be paid after the contractual clauses have been fulfilled.

The Company, based on applicable accounting standards and supported by an independent appraisal firm, is determining the statement of financial position as at the acquisition date, the fair value of assets and liabilities and, consequently, goodwill. The provisional goodwill determined is R$ 34,934. The purchase price allocation (“PPA”) will be completed in 2026.

The table below summarizes the consolidated balances of assets acquired and liabilities at the acquisition date, subject to adjustment for purchase price allocation and goodwill determination:

Assets
Cash and cash equivalents	23,865
Trade receivables	30,310
Inventories	1,546
Recoverable taxes	33,353
Prepaid expenses	116
Other receivables	246
Right-of-use assets	729
Property, plant and equipment, net	25,982
Liabilities
Loans and financing	11,482
Trade payables	39,032
Salaries and related charges	1,445
Taxes payable, income and social contribution taxes payable	68
Leases payable	811
Other payables	1,201
Goodwill based on expected future profitability	34,934
Non-controlling interests	24,843
Assets and liabilities consolidated in the opening balance	72,199

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

Assets acquired	69,688
Liabilities assumed	32,423
Goodwill based on expected future profitability	34,934
Acquisition value	72,199
Comprised by
Acquisition of ownership interest via capital contribution (as non-controlling interests)	50,000
Contingent consideration to be settled	22,199
Total consideration	72,199
Net cash outflow resulting from acquisition
Initial consideration in cash	(50,000)
Cash and cash equivalents acquired	23,865
Acquisition value	(26,135)

e. Neoagro Diesel S.A

On November 17, 2025, Neodiesel Ltda., indirect subsidiary of Ultrapar Participações S.A., completed the acquisition of 60% of the capital of Neoagro Diesel S.A. (“Neoagro”), qualifying the transaction as a business combination as defined in IFRS 3 – Business Combinations.

Neoagro is headquartered in Uruçuí, in the state of Piauí, and operates predominantly in that state in the Transporter-Reseller-Retailer (TRR) segment, carrying out the commercialization and transportation of bulk fuels to end consumers.

The initial payment totaled R$ 39,915, including a contribution of R$ 11,023. The remaining amount of R$ 30,566 was recorded under “Other payables” and will be paid after the contractual clauses have been fulfilled.

The Company, based on applicable accounting standards and supported by an independent appraisal firm, is determining the statement of financial position as at the acquisition date, the fair value of assets and liabilities and, consequently, goodwill. The provisional goodwill determined is R$ 62,833. The purchase price allocation (PPA) will be completed in 2026.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

The following table summarizes the consolidated balances of assets acquired and liabilities at the acquisition date, subject to adjustment for purchase price allocation and goodwill determination:

Assets
Cash and cash equivalents	3,000
Property, plant and equipment, net	9,747

Liabilities	-

Goodwill based on expected future profitability	62,833
Non-controlling interests	5,099
Assets and liabilities consolidated in the opening balance	70,481

Assets acquired	7,648
Liabilities assumed	-
Goodwill based on expected future profitability	62,833

Acquisition value	70,481

Comprised by
Cash	28,892
Acquisition of ownership interest via capital contribution (as non-controlling interests)	11,023
Contingent consideration to be settled	30,566
Total consideration	70,481

Net cash outflow resulting from acquisition
Initial consideration in cash	(39,915)
Cash and cash equivalents acquired	3,000
Acquisition value	(36,915)

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

f. Serra Diesel Transportador Revendedor Retalhista Ltda.

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

Notes to the financial statements
For the year ended December 31, 2025

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

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

g. Opla - Terminal de Combustíveis Paulínia S.A.

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

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

28. Discontinued operation

a. Cabotagem purchase and sale agreement

On February 27, 2025, Hidrovias entered into an agreement for the sale of all shares in HB – Cabotagem (“Cabotagem”) to Companhia de Navegação Norsul (“Norsul”). The cabotage operation was acquired by Hidrovias in 2016 for the performance of a contract dedicated to the transportation of bauxite from the Porto Trombetas mine to the client's alumina refinery in Barcarena, expiring in 2034.

The total sale value (enterprise value) is R$ 715 million, of which R$ 195 million refers to the equity value and R$ 521 million to the debt balance, as of December 31, 2024. The payment was made in cash on the transaction closing date and was subject to usual price adjustments for this type of transaction, including working capital adjustments. The transaction was approved without restrictions by CADE on April 16, 2025.

On November 3, 2025, the Company announced the completion of the sale of all of the shares of Cabotage after the compliance with all conditions precedent. As of December 31, 2025, Hidrovias determined the result from the completion of the transaction, as shown in the table below:

Total amount of the Cabotagem purchase and sale agreement.	715,378
Debt balance in the reference statement of financial position	(520,553)
Operation sale price	194,825
Preliminary adjustments to working capital and net debt	(1,954)
Cost on the investment write-off	(317,635)
Realization of valuation adjustment in subsidiaries	(98,062)
Reversal of impairment (1)	72,812
Gain on disposal of investments before the effect of cessation of depreciation	(150,014)
Cessation of depreciation	(15,150)
Gain on disposal of investments after the effect of depreciation	(165,164)
Deferred income and social contribution taxes	(24,756)
Gain on disposal of investments, net	(189,920)

(1)	Hidrovias performed the impairment test on the assets and identified a difference between the transaction value and the carrying amount of the assets. Since the acquisition of control in May 2025, it recognized in the statement of income the amount net of income tax of R$ 48,056 related to the impairment, even in the absence of evidence of operational deterioration of the assets. The impairment of the assets was attributed entirely to the goodwill and the remainder was attributed to other Hidrovias assets.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

b. The results for the year and cash flows from discontinued operations as of December 31, 2025 are shown below:

Final balance as of December 31, 2025 (1)
Net revenue from sales and services	108,401
Cost of services sold	(69,582)
Gross profit	38,819
Operating income (expenses)
General and administrative	(2,553)
Other operating income (expenses)	8,353
Gain (loss) on disposal of assets	(237,976)
Operating income (loss) before financial result and taxes	(193,357)
Financial income	5,610
Financial expenses	(6,229)
Financial result, net	(619)
Operating income (loss) before income and social contribution taxes	(193,976)
Income and social contribution taxes
Current	5,834
Deferred	(18,170)
Profit (loss) for the period	(206,312)

Final balance as of 12/31/2025(1)
Net cash provided by operating activities	30,231
Net cash used in investing activities	(34,948)
Net cash used in financing activities	(6,596)
Increase (Decrease) in cash and cash equivalents	(11,313)

(1)	Considers the balances since the acquisition of control in May 2025 according to Note 27.b.

For the parent company, in the statement of income for the year ended December 31, 2025, the share of profit (loss) of Cabotage, net of transactions with related parties, were reclassified as Discontinued Operation in the amount of R$ (121,153).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

29. Events after the reporting period

a. Completion of the acquisition of interest in Virtu GNL

In January 2026, the acquisition of a 37.5% interest in Virtu GNL Participações S.A. (“Virtu”), company that operates in two business models: (i) logistics of liquefied natural gas (LNG) for own use and (ii) LNG-powered logistics services, was completed for the amount of R$ 104 million, consolidating the Company's participation as co-parent companies of Virtu.

b. Financing from the Constitutional Fund by Ultracargo

On January 29, 2026, subsidiary Ultracargo Logística obtained financing using resources from the Northeast Constitutional Fund through Banco do Nordeste do Brasil – BNB, in the amount of R$ 106,871, with financial charges of IPCA + 4.47% p.a. and maturing in 2041.

c. Foreign loan obtained by subsidiary Ipiranga Produtos de Petróleo S.A.

On February 19, 2026, the subsidiary Ipiranga Produtos de Petróleo S.A. entered into a foreign loan with JP Morgan, under the Loan 4.131 modality, in the amount of USD 53,200 (R$ 277,172), with financial charges of USD + 4.95% p.a. and maturing in 2029.

d. External financing obtained by Ultracargo Logística S.A.

On March 30, 2026, the Company entered into an external financing transaction in the amount of USD 68,571 (equivalent to R$ 360,000 at the transaction date), subject to financial charges at an annual rate of 3.808% and with maturity on October 5, 2027.

e. Matters reported by the press

On March 26, 2026, the Company became aware of an investigation conducted by the Federal Public Prosecutor’s Office of the State of São Paulo (Ministério Público Federal do Estado de São Paulo), referred to as “Fisco Paralelo”, relating to an alleged scheme involving the early release of ICMS tax credits by public officials of the São Paulo State Department of Finance (Secretaria da Fazenda de São Paulo) through the engagement of certain law firms. According to media reports disclosed, the investigation contains references, to the Company’s subsidiary Ipiranga. As of the date of these financial statements, neither the Company nor Ipiranga has been formally notified by the competent authorities about the investigation.

Notwithstanding the foregoing the Company has engaged independent external advisors to conduct an independent review of the facts referenced in the media reports, and such review is ongoing.

Based on information available as of the date of these financial statements, the Company is unable to predict the duration, scope or ultimate outcome of this investigation, or any actions or proceedings that may be commenced or brought in connection therewith.

Management understands that, as of this date, the facts mentioned do not result in material impacts on the financial statements or operations of the controlled subsidiary Ipiranga or of the Group.

