Form 20-F/A
period 2025-12-31
ULTRAPAR HOLDINGS INC
filed 2026-05-19
CIK 1094972

As filed with the Securities and Exchange Commission on April 28, 2026

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

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

We are amending our Annual Report on Form 20-F for the fiscal year ended December 31, 2025, as originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 29, 2026 (the “Annual Report”), to correct typographical information in the report of the independent registered public accounting firm to indicate that the independent registered public accounting firm has served as the Company’s auditor since 2022.

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

São Paulo, Brazil

We have served as the Company's auditor since 2022.

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
F-13

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

